Form 20-F
period 2019-12-31
Vista Oil & Gas, S.A.B. de C.V.
filed 2020-04-30
CIK 1762506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission File Number: 001- 39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of principal executive offices)

Alejandro Cherñacov

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

Tel.: + 52 55 4163-9205

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Series A Shares	VISTA	New York Stock Exchange*
American Depositary Shares, each representing 1 Series A share, with no par value	VIST	New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

87,303,462 outstanding Series A shares, with no par value. 2 outstanding Series C shares, with no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

i

PRESENTATION OF INFORMATION

This document comprises the annual report on Form 20-F for the year ended December 31, 2019 of Vista Oil & Gas, S.A.B. de C.V. (“Vista”).

References

Unless otherwise indicated or the context otherwise requires, (i) the terms “Vista,” “Company,” “we,” “us,” and “our,” when used in the context of (a) following the Initial Business Combination (as defined herein), refer to Vista Oil & Gas, S.A.B. de C.V., a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and its consolidated subsidiaries, and (b) prior to the Initial Business Combination, refer to the Predecessor Company (as defined herein), (ii) the term “Issuer” refers to Vista exclusive of its subsidiaries, (iii) the term “Vista Argentina” refers to Vista Oil & Gas Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A. and prior thereto, as Petrolera Entre Lomas S.A.); (iv) the term “PELSA” refers to Petrolera Entre Lomas S.A. (or following the change of its corporate name, Vista Argentina); (v) the term “Vista Holding I” refers to Vista Oil & Gas Holding I, S.A. de C.V.; (vi) the term “Vista Holding II” refers to Vista Oil & Gas Holding II, S.A. de C.V.; (vii) the term “APCO International” refers to APCO Oil & Gas S.A.U. (formerly known as APCO Oil and Gas International, Inc. before its re-domiciliation to Argentina, which was merged into Vista Argentina pursuant to the Argentine Reorganization (as defined herein) and is no longer in existence as of the date of this annual report; see “Item 4—Information on the Company—History and Development of the Company—Significant Events of 2019—Corporate Reorganization”; (viii) the term “APCO Argentina” refers to APCO International’s subsidiary APCO Argentina S.A. (which was merged into Vista Argentina pursuant to the Argentina Reorganization and is no longer in existence as of the date of this annual report; see “Item 4—Information on the Company—History and Development of the Company—Significant Events of 2019—Corporate Reorganization”); (ix) the term “APCO Argentina Branch” refers to APCO Oil & Gas S.A.U. (formerly known as APCO Oil and Gas International, Inc. (Argentina Branch)) (together with APCO International and APCO Argentina, the “APCO Entities”); and (x) the term “Predecessor Company” or “Predecessor” refers to PELSA and its subsidiaries, prior to the Initial Business Combination. See “Item 4—Information on the Company—History and Development of the Company.”

References to “series A shares” refer to shares of our series A common stock, no par value, and references to “ADSs” are to American Depositary Shares, each representing one series A share, except where the context requires otherwise.

In addition, the term “Mexico” refers to the United Mexican States, the term “United States” refers to the United States of America, and the term “Argentina” refers to the Argentine Republic. Moreover, the phrase “Mexican government” refers to the federal government of Mexico, the phrase “U.S. government” refers to the federal government of the United States, and the phrase “Argentine government” refers to the federal government of Argentina.

Accounting terms have the definitions set forth under International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

Financial Statements and Information

The financial statements included in this annual report have been prepared on a historical basis in accordance with IFRS, as described herein.

We were incorporated on March 22, 2017 and commenced our upstream operations with the Initial Business Combination on April 4, 2018. Accordingly, our operating history is limited. We maintain our books and records in U.S. Dollars, which is the presentation currency for our financial statements and also the functional currency of our operations.

PELSA was determined to be the Company’s predecessor, and as a result, PELSA’s historical operations have been presented for the fiscal year ended December 31, 2017 and for the period from January 1, 2018 to April 3, 2018.

PELSA, as the Company’s predecessor, has applied IFRS for the first time as of and for the year ended December 31, 2017 with a transition date as of January 1, 2017. In the preparation of the predecessor financial statements, PELSA has applied all the IFRS that are mandatorily effective in the fiscal year beginning January 1, 2018, in all the periods presented.

The financial information contained, or referred to, in this annual report includes:

(i)	the audited consolidated financial statements for the year ended December 31, 2017, of PELSA, as the Company’s predecessor (the “Predecessor 2017 Audited Financial Statements”);

(ii)	the audited consolidated financial statements for the period from January 1, 2018 to April 3, 2018, of PELSA, as the Company’s predecessor (the “Predecessor 2018 Audited Financial Statements”); and

(iii)

the audited consolidated financial statements as of December 31, 2019 and December 31, 2018, and for the year ended December 31, 2019 and the period from April 4, 2018 to December 31, 2018 of the Company (the “Successor Financial Statements” and together with the Predecessor 2017 Audited Financial Statements and the Predecessor 2018 Audited Financial Statements, the “Audited Financial Statements”).

The Audited Financial Statements have been prepared in accordance with IFRS as issued by the IASB and are presented in U.S. Dollars.

The Audited Financial Statements for the predecessor period from January 1 to December 31, 2017 have been audited by PWC, while the Audited Financial Statements for the periods starting on or after January 1, 2018 have been audited by Pistrelli, Henry Martin y Asociados, S.R.L. and Mancera S.C., respectively (members of Ernst & Young Global Limited).

As a result of the Initial Business Combination, the financial reporting periods in respect of fiscal year 2018 are presented herein as follows:

•	the “2018 Predecessor Period,” which refers to the period from January 1, 2018 to April 3, 2018 and includes the consolidated results of operations of the Predecessor Company; and

•	the “2018 Successor Period,” which refers to the period from April 4, 2018 to December 31, 2018 and includes the consolidated results of operations of Vista, as the successor company.

The comparability of our results of operations is affected by the consummation of the Initial Business Combination and purchase accounting. As a result of the predecessor treatment given to PELSA, our results of operations for periods prior to the Initial Business Combination do not include the results of the APCO Entities, JDM and 25 de Mayo-Medanito, and therefore are not comparable to our results for periods after the consummation of the Initial Business Combination.

Presentation of Currencies and Rounding

All references to “$,” “US$,” “U.S. Dollars” and “Dollars” are to U.S. dollars, the lawful currency of the United States of America, references to “Mexican Pesos” and “Ps.” are to Mexican pesos, the lawful currency of Mexico and “ARS,” “Argentine Pesos” and “AR$” are to Argentine pesos, the lawful currency of Argentina. The Audited Financial Statements are presented in U.S. Dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

The Initial Business Combination

On April 4, 2018, Vista consummated the Initial Business Combination. The term “Initial Business Combination” refers to the following transactions:

(i)	The PELSA Acquisitions. The acquisition from Pampa Energía S.A. (“Pampa”) of:

(a)

58.88% of the capital stock of PELSA, an Argentine corporation that holds a 73.15% direct operating interest in each of the Entre Lomas, Agua Amarga and Bajada del Palo oil exploitation concessions located in the Neuquina Basin in the provinces of Neuquén and Río Negro, Argentina (the “EL-AA-BP Concessions”);

(b)	a 3.85% direct interest in the EL-AA-BP Concessions; and

(c)

a 100% direct interest in the 25 de Mayo-Medanito SE (“25 de Mayo-Medanito”) and Jagüel de los Machos (“JDM”) oil exploitation concessions located in the Neuquina Basin in the Province of Río Negro, Argentina, which were acquired by PELSA on the same day.

(ii)	The APCO Acquisitions. The acquisition from Pluspetrol Resources Corporation (“Pluspetrol”) of:

(a)	100% of the capital stock of APCO International; and

(b)	5% of the capital stock of APCO Argentina.

At the time of the Initial Business Combination (i.e., April 4, 2018), APCO International held (a) 39.22% of the capital stock of PELSA; (b) 95% of the capital stock of APCO Argentina; and (c) through APCO Argentina Branch, the following interests:

(1)	a 23% interest in each of the EL-AA-BP Concessions operated by PELSA;

(2)	a 45% non-operating interest in an assessment block in the Neuquina Basin in the Province of Neuquén, Argentina, denominated “Coirón Amargo Sur Oeste”;

(3)	a 55% operating interest in an exploitation concession in the Neuquina Basin in the Province of Neuquén, Argentina, denominated “Coirón Amargo Norte”;

(4)	a 1.5% non-operating interest in an exploitation concession in the Noroeste Basin in the Province of Salta, Argentina, denominated “Acambuco”;

(5)	a 16.95% non-operating interest in an exploitation concession in the Golfo San Jorge Basin in the Province of Santa Cruz, Argentina, denominated “Sur Río Deseado Este”; and

(6)	a 44% non-operating interest in an exploration agreement relating to Sur Río Deseado Este.

At the time of the Initial Business Combination, APCO Argentina held a 1.58% equity interest in PELSA, which, together with (a) the 39.22% equity interest in PELSA held through APCO International, (b) the 58.88% equity interest held directly by the Company as described in (i)(a) above, and (c) the 0.32% equity interest directly acquired on April 25, 2018 by Vista Holding I from PELSA’s minority shareholders, accounted for 100% of the capital stock of PELSA that we hold as of the date of this annual report.

Emerging Growth Company Status

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth Company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth Company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth Company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. However, we have elected to “opt out” of this provision that would have allowed us to take advantage of an extended transition period and, as a result, we will comply with new or revised accounting standards as required. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth Company, see “Item 3—Key Information—Risk Factors—Risks Related to our Series A shares and the ADSs—As a foreign private issuer and an “emerging growth company, we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.”

Public Company in Mexico

Because we are a public company in Mexico, investors can access our historical financial statements published in Spanish on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.), the CNBV’s (Comisión Nacional Bancaria y de Valores) and our websites at www.bmv.com.mx, www.gob.mx/cnbv and www.vistaoilandgas.com, respectively. The information found on the Mexican Stock Exchange’s, the CNBV’s and our websites is not a part of this annual report. Pursuant to the General Regulations Applicable to Issuers and Other Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores), as amended, issued by the CNBV, we are not required to treat PELSA as our predecessor company in the preparation of our historical financial statements. The historical financial statements and other financial information filed with the CNBV and the Mexican Stock Exchange are not prepared and presented with the financial information of PELSA as predecessor.

Our financial statements and other financial information for periods ending after January 1, 2019 to be made available on the Mexican Stock Exchange’s and the CNBV’s websites will be prepared and presented substantially in the same manner as the financial information included in this annual report for the 2018 Successor Period.

Non-IFRS Financial Measures

In this annual report, we present Net Debt, Adjusted EBITDA and Adjusted EBITDA Margin, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

We define Adjusted EBITDA as (loss) / profit for the year / period plus income tax expense, financial results, net, depreciation, depletion and amortization, transaction costs related to business combinations, restructuring expenses and impairment (recovery) of property, plant and equipment. We believe that the nature of the restructuring costs was such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring costs and transaction expenses are not normal, recurring operating expenses. We believe that by excluding restructuring costs and transaction costs related to business combinations, supplemental information is provided for our management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the impairment (recovery) of property, plant and equipment was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, we note that the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our management excludes restructuring expenses, transaction costs from business combinations and impairment (recovery) of property, plant and equipment from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends.

We define Net Debt as current and non-current borrowings minus cash, bank balances and other short-term investments. We define Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers.

We present Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt because we believe they provide investors with supplemental measures of the financial condition and performance of our core operations that facilitate period to period comparisons on a consistent basis. Our management uses Net Debt, Adjusted EBITDA and Adjusted EBITDA Margin, among other measures, for internal planning and performance measurement purposes. Net debt, Adjusted EBITDA and Adjusted EBITDA Margin are not measures of liquidity or operating performance under IFRS and should not be construed as alternatives to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Net Debt, Adjusted EBITDA and Adjusted EBITDA Margin, as calculated by us, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of Net Debt, Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial measure, see “Item 3—Key Information—Consolidated Selected Financial Data.”

Market and Industry Data

This annual report includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, including Wood Mackenzie Ltd. (“Wood Mackenzie”), but there can be no assurance as to the accuracy or completeness of included information.

We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. We believe data regarding the size of our markets and market share are inherently imprecise, but generally indicate size and position and market share within our markets. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.”

Presentation of Oil and Gas Information

The Company’s Oil and Gas Reserves Information

The information included in this annual report regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2019. The proved reserves estimates are derived from the report dated February 6, 2020 prepared by DeGolyer and MacNaughton (“D&M”), for our blocks located in Argentina, and the report dated February 18, 2020 prepared by Netherland, Sewell International, S. de R.L. de C.V. (“NSI”) for our blocks located in Mexico (collectively, the “2019 Reserves Reports”). The 2019 Reserves Reports are included as exhibits 99.1 and 99.2 to this annual report. D&M and NSI are independent reserves engineering consultants. The 2019 Reserves Report prepared by D&M is based on information provided by us and presents an appraisal as of December 31, 2019 of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charcho del Palenque, Jarilla Quemada, Coirón Amargo Norte, Coirón Amargo Sur Oeste, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito blocks in Argentina. The 2019 Reserves Report prepared by NSI is based on information provided by us and presents an appraisal as of December 31, 2019 of our oil and gas reserves located in the CS-01 and A-10 blocks in Mexico.

Argentina and Mexico Oil and Gas Reserves Information

The information included in the “Industry and Regulatory Overview” section of this annual report regarding Argentina’s and Mexico’s proved reserves has been prepared based on official and publicly available information of the Argentine Secretariat of Energy and Mexico’s National Hydrocarbon Commission. References to the “proved reserves” of Argentina and Mexico follow the definition of “proved reserves” as set forth in the guidelines published by the Argentine Secretariat of Energy and Mexico’s National Hydrocarbon Commission, as applicable. However, the information regarding Vista’s proved reserves included elsewhere in this annual report has been prepared according to the definitions of Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers’ Petroleum Resources Management System, which may differ from the relevant guidelines published by the Argentine and Mexican authorities. For more information, see “Item 4—Information on the Company—History and Development of the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina” and “Item 4—Information on the Company—History and Development of the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Mexico—Reserves and Resources Certification in Mexico.”

Certain Definitions

“Argentine Secretariat of Energy” or “SdE” means the current Argentine Secretaría de Energía under the supervision of the Ministry of Productive Development (the Argentine Ministerio de Desarrollo Productivo), and/or any of its predecessors (the Argentine Ministry of Energy and the Argentine Ministry of Energy and Mining), and/or any other Argentine federal governmental agency that is in charge of enforcing the Hydrocarbons Law in the future, as applicable.

“Adjusted Badlar base rate” means the rate per annum equal to the weighted average of the rates on fixed deposits exceeding AR$1 million at private banks for 30/35 days as published by the BCRA.

“BCRA” means the Argentine Central Bank (Banco Central de la República Argentina).

“CNH” means the Mexican National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos).

“CNG” means compressed natural gas.

“EIA” means the U.S. Energy Information Administration.

“IEA” means the International Energy Agency.

“LNG” means liquefied natural gas.

“LPG” means liquefied petroleum gas (includes butane and propane).

“Management Team” means the Company’s management team that is comprised of Miguel Galuccio, Pablo Vera Pinto, Juan Garoby, Alejandro Cherñacov and, from April 4, 2018 to March 31, 2020, Gaston Remy. As such term is used in this annual report, our Management Team does not include our General Counsel, Javier Rodríguez Galli.

“MMBtu” means million British thermal units.

“NGL” means natural gas liquids.

“OPEC” means Organization of Petroleum Exporting Countries

“production” when used with respect to (i) our gas production, it excludes flared gas, injected gas and gas consumed in our operations and (ii) our NGL production, consists only of LPG.

“Proved developed reserves” means those proved reserves that can be expected to be recovered through existing wells and facilities and by existing operating methods.

“Proved reserves” means those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. For a complete definition of “proved oil and natural gas reserves,” refer to the SEC’s Regulation S-X, Rule 4, 10(a)(22).

“Proved undeveloped reserves” means those proved reserves that are expected to be recovered from future wells and facilities, including future improved recovery projects which are anticipated with a high degree of certainty in reservoirs which have previously shown favorable response to improved recovery projects. For a complete definition of “proved undeveloped oil and natural gas reserves,” refer to the SEC’s Regulation S-X, Rule 4, 10(a)(31).

“TM20 adjusted base rate” means the rate per annum equal to the weighted average of the rates on fixed deposits exceeding AR$20 million at private banks for 30/35 days as published by the BCRA.

“UTs” or “Unidades de Trabajo” means the base unit used as reference to state and evaluate the fulfillment of the activities provided under (i) a minimum work commitment program assumed by a contractor under a hydrocarbons exploration and production contract, (ii) the increase in the activities of such program, as well as (iii) any other additional work commitments undertaken for any given phase of the exploration and production contract not included in the commitment program.

Measurements, Oil and Natural Gas Terms and Other Data

In this annual report, we use the following measurements:

•	“m” or “meter” means one meter, which equals approximately 3.28084 feet;

•	“km” means one kilometer, which equals approximately 0.621371 miles;

•	“km2” means one square kilometer, which equals approximately 247.1 acres;

•	“m3” means one cubic meter;

•	“bbl” “bo,” or “barrel of oil” means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;

•	“boe” means one barrel of oil equivalent, which equals approximately 160.2167 cubic meters, determined using the ratio of 5,615 cubic feet of natural gas to one barrel of oil;

•	“cf” means one cubic foot;

•	“M,” when used before bbl, bo, boe or cf, means one thousand bbl, bo, boe or cf, respectively;

•	“MM,” when used before bbl, bo, boe or cf, means one million bbl, bo, boe or cf, respectively;

•	“Bn,” when used before bbl, bo, boe or cf, means one billion bbl, bo, boe or cf, respectively;

•	“T,” when used before bbl, bo, boe or cf, means one trillion bbl, bo, boe or cf, respectively;

•	“/d,” or “pd” when used after bbl, bo, boe or cf, means per day; and

•	“sxs” means sand bags of 100 pounds.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3. Risk Factors,” “Item 4. Our Business” and “Item 5. Operating and Financial Review and Prospects.” Some of the matters discussed herein concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The words such as “believes,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. We have based these forward-looking statements on numerous assumptions, including our current beliefs, expectations and projections about present and future events and financial trends affecting our business. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	uncertainties relating to future government concessions and exploration permits;

•	adverse outcomes in litigation that may arise in the future;

•	general political, economic, social, demographic and business conditions in Argentina, Mexico, in other countries in which we operate;

•	uncertainties relating to future election results in Argentina and Mexico;

•

changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry;

•	any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms;

•

any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies;

•	fines or other penalties and claims by the authorities and/or customers;

•	any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad;

•	the revocation or amendment of our respective concession agreements by the granting authority;

•	our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms;

•	government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems;

•	continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso;

•	any force majeure events, or fluctuations or reductions in the value of Argentine public debt;

•	changes to the demand for energy;

•	uncertainties relating to the effects of the Covid-19 outbreak;

•	environmental, health and safety regulations and industry standards that are becoming more stringent;

•	energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages;

•	changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America;

•	our relationship with our employees and our ability to retain key members of our senior management and key technical employees;

•	the ability of our directors and officers to identify an adequate number of potential acquisition opportunities;

•	our expectations with respect to the performance of our recently acquired businesses;

•	our expectations for future production, costs and crude oil prices used in our projections;

•	increased market competition in the energy sectors in Argentina and Mexico;

•	potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions; and

•	additional matters identified in “Risk Factors.”

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein after we distribute this annual report because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this annual report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

CONSOLIDATED SELECTED FINANCIAL DATA

The following table presents our selected financial data as of and for each of the years in the three-year period ended December 31, 2019. Our historical results for any prior period do not necessarily indicate results to be expected for any future period.

The selected consolidated statement of comprehensive income for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated statement of financial position as of December 31, 2019, 2018 and 2017, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Audited Financial Statements included elsewhere in this annual report.

The summary consolidated financial data for our Predecessor as of December 31, 2017 has been derived from the 2017 audited consolidated financial statements of PELSA.

Our results of operations for the fiscal year 2019 and for the 2018 Successor Period are not directly comparable to our results of operations for the 2018 Predecessor Period and for the year ended December 31, 2017, due to the effects of the Initial Business Combination. For further information, see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations.”

In addition, effective January 1, 2019, we adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application on January 1, 2019. Under this method, the standard is applied with the cumulative effect of initially applying the standard recognized at the date of initial application. Accordingly, certain comparisons for the above mentioned new accounting standard may be affected.

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies.

All of the summary financial information included in the following tables is denominated in U.S. Dollars. The financial data that has been derived from our Audited Financial Statements was prepared in accordance with IFRS. For further information, see “Presentation of Information—Financial Statements and Information.”

You should read the information below in conjunction with our Audited Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

	Successor		Predecessor
	For the year ended December 31, 2019	For the period from April 4, 2018 through December 31, 2018	For the period from January 1, 2018 through April 3, 2018	For the year ended December 31, 2017
	(in thousands of US$, except per-share data and margins)
Revenue from contract with customers	415,976	331,336	44,463	198,075
Cost of sales:
Operating expenses	(114,431)	(86,245)	(18,367)	(77,461)
Crude oil stock fluctuation	310	(1,241)	733	(7,566)
Depreciation, depletion and amortization	(153,001)	(74,772)	(14,194)	(61,211)
Royalties	(61,008)	(50,323)	(6,795)	(28,163)

Gross profit	87,846	118,755	5,840	23,674

Selling expenses	(27,138)	(21,341)	(3,091)	(13,264)
General and administrative expenses	(42,400)	(24,202)	(1,466)	(6,774)
Exploration expenses	(676)	(637)	(134)	(1,049)
Other operating income	3,165	2,699	1,240	17,802
Other operating expenses	(6,180)	(18,097)	(135)	(5,125)
Impairment recovery of property, plant and equipment	—	—	—	5,290

Operating profit	14,617	57,177	2,254	20,554

Interest income	3,770	2,532	239	166
Interest expense	(34,163)	(15,746)	(23)	(18)
Other financial results	(715)	(22,920)	(1,159)	(436)

Financial results, net	(31,108)	(36,134)	(943)	(288)

(Loss)/Profit before income tax	(16,491)	21,043	1,311	20,266

Current income tax (expense)	(1,886)	(35,450)	(4,615)	(15,956)
Deferred income tax (expense) / benefit	(14,346)	(11,975)	(3,345)	9,595

Income tax (expense)	(16,232)	(47,425)	(7,960)	(6,361)

Net (loss) / profit for the year/period	(32,723)	(26,382)	(6,649)	13,905

Other comprehensive (loss)
Other comprehensive (loss) that will not be reclassified to profit or loss in subsequent periods
- Remeasurements (loss) related to defined benefits plans	(1,577)	(3,565)	(89)	(355)
- Deferred income tax benefit	394	891	22	124

Other comprehensive (loss) that will not be reclassified to profit or loss in subsequent periods	(1,183)	(2,674)	(67)	(231)

Other comprehensive (loss) for the year/period, net of tax	(1,183)	(2,674)	(67)	(231)

Total comprehensive (loss)/profit for the year/period	(33,906)	(29,056)	(6,716)	13,674

(Losses)/Earnings per share attributable to equity holders of the parent
Basic and Diluted (In U.S. dollars per share):	(0.409)	(0.375)	(0.070)	0.146
Other financial information
Adjusted EBITDA(1)	170,862	146,347	16,966	78,541
Adjusted EBITDA margin(2)	0.41	0.44	0.38	0.40

(1)

We calculate Adjusted EBITDA as profit (loss) for the period / year plus income tax expense, financial results, net, depreciation, depletion and amortization, transaction costs related to business combinations, restructuring expenses and impairment recovery of property, plant and equipment. We present Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our core operations that facilitates period to period comparisons on a consistent basis. Our management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA is not a measure of liquidity or operating performance under IFRS and should not be construed as an alternative to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

(2)	We calculate Adjusted EBITDA margin by dividing Adjusted EBITDA by revenues from contracts with customers.

The following table sets forth the reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt:

	Successor		Predecessor
	For the year ended December 31, 2019	For the period from April 4, 2018 to December 31, 2018	For the period from January 1, 2018 to April 3, 2018	For the year ended December 31, 2017
	(in thousands of US$, except margins)
Net (Loss) Profit for the period/year	(32,723)	(26,382)	(6,649)	13,905
Income tax expense	16,232	47,425	7,960	6,361
Financial results, net	31,108	36,134	943	288
Depreciation, depletion and amortization	153,001	74,772	14,712	63,277
Transaction costs related to business combinations	—	2,380	—	—
Restructuring expenses	3,244	12,018	—	—
Impairment recovery of property, plant and equipment	—	—	—	(5,290)

Adjusted EBITDA	170,862	146,347	16,966	78,541
Revenue from contracts with customers	415,976	331,336	44,463	198,075

Adjusted EBITDA margin	0.41	0.44	0.38	0.40

	As of December 31, 2019	As of December 31, 2018
	(in thousands of US$)
Current and non-current borrowings	451,413	304,767
Cash, bank balances and other short term investments	260,028	80,908

Net Debt	191,385	223,859

Selected Consolidated Statement of Financial Position

	Successor		Predecessor
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Assets
Non-current assets
Property, plant and equipment	917,066	820,722	259,229
Goodwill	28,484	28,484	—
Other intangible assets	34,029	31,600	1,021
Right-of-use-assets	16,624	—	—
Trade and other receivables	15,883	20,191	297
Deferred income tax	476	—	—

Total non-current assets	1,012,562	900,997	260,547

Current assets
Inventories	19,106	18,187	8,215
Trade and other receivables	93,437	86,050	56,274
Cash, bank balances and other short-term investments	260,028	80,908	36,835

Total current assets	372,571	185,145	101,324

Total assets	1,385,133	1,086,142	361,871

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	659,399	513,255	39,239
Share-based payment reserve	15,842	4,021	—
Legal Reserve	—	—	7,523
Voluntary reserve	—	—	385,033
Accumulated other comprehensive loss	(3,857)	(2,674)	(2,800)
Accumulated loss	(67,668)	(34,945)	(148,694)

Total shareholders’ equity	603,716	479,657	280,301

Liabilities
Non-current liabilities
Deferred income tax liabilities	147,019	133,757	28,840
Leases liabilities	9,372	—	—
Provisions	21,146	16,186	15,902
Borrowings	389,096	294,415	—
Warrants	16,860	23,700	—
Employee defined benefit plans obligation	4,469	3,302	4,683
Other taxes and royalties payable	—	—	2
Accounts payable and accrued liabilities	419	1,007	—

Total non-current liabilities	588,381	472,367	49,427

Current liabilities
Provisions	3,423	4,140	925
Leases liabilities	7,395	—	—
Borrowings	62,317	10,352	—
Salaries and social security payable	12,553	6,348	2,540
Income tax payable	3,039	22,429	1,401
Other taxes and royalties payable	6,040	6,515	6,287
Accounts payable and accrued liabilities	98,269	84,334	20,990

Total current liabilities	193,036	134,118	32,143

Total liabilities	781,417	606,485	81,570

Total shareholders’ equity and liabilities	1,385,133	1,086,142	361,871

Dividends and Shares
Number of shares	87,133,506	70,409,317	95,443,572	(1)
Dividends declared	—	—	6,733	(2)
Dividends declared per-share	—	—	0.07	(2)

(1)	Refers to shares of PELSA, as the Company’s predecessor.
(2)	Refers to dividends declared by PELSA, as the Company’s predecessor.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Argentine pesos per dollar (ask price published by Banco de la Nación Argentina). See “Item 10—Additional Information—Exchange Controls.”

	Average (1)	End of Period
Year Ended December 31, 2016	14.99	15.89
Year Ended December 31, 2017	16.73	18.65
Year Ended December 31, 2018	29.26	37.70
Year Ended December 31, 2019	51.05	63.00
Month Ended September 31, 2019	57.87	59.00
Month Ended October 31, 2019	60.82	63.50
Month Ended November 30, 2019	62.72	62.25
Month Ended December 31, 2019	62.74	63.00
Month Ended January 31, 2020	63.00	63.00
Month Ended February 31, 2020	63.25	64.00
Month Ended March 31, 2020	64.57	65.75

(1)	Yearly data reflect average of month-end rates. Monthly data reflect average of day-end rates.

Sources: Banco de la Nación Argentina

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Mexican pesos per dollar (price to settle obligations published by Banco de México).

	Average (1)	End of Period
Year Ended December 31, 2016	18.66	20.66
Year Ended December 31, 2017	18.93	19.74
Year Ended December 31, 2018	19.24	19.68
Year Ended December 31, 2019	19.26	18.85
Month Ended September 31, 2019	19.61	19.64
Month Ended October 31, 2019	19.37	19.12
Month Ended November 30, 2019	19.31	19.61
Month Ended December 31, 2019	19.17	18.85
Month Ended January 31, 2020	18.81	18.71
Month Ended February 31, 2020	18.78	19.40
Month Ended March 31, 2020	21.97	23.51

(1)	Reflects average of day-end rates.

Sources: Banco de la Nación Argentina

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

You should carefully consider the following risk factors in evaluating us and our business before investing in Vista. In particular, you should consider the risks related to an investment in companies operating in Argentina, Mexico and Latin America generally, for which we have included information in these risk factors to the extent that information is publicly available. In general, investing in the securities of issuers whose operations are located in emerging market countries such as Argentina and Mexico involve a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this annual report actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we do not presently consider material, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our series A shares or ADSs may decline and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this annual report, including the Audited Financial Statements and the related notes thereto. Our actual results could differ materially and adversely from those anticipated in this annual report.

Risks Related to our Business and Industry

The oil and gas industry is subject to particular operational and economic risks.

Oil and gas E&P activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or canceled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition, we operate in politically sensitive areas where the local population or other stakeholders have interests that from time to time may conflict with our production or development objectives. If these risks materialize, we may suffer substantial operational losses, disruptions to our operations and harm to our reputation. Additionally, if any operational incident occurs that affects local communities and ethnic communities in nearby areas, we will need to incur additional costs and expenses in order to remediate affected areas and to compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of the projects we may decide to undertake. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs are considered.

We are exposed to the effects of fluctuations in the international prices of oil and gas.

International oil and gas prices have fluctuated significantly in past years and they will most likely continue fluctuating in the future. For example, during 2015, 2016, 2017, 2018 and 2019 the reference price of the Brent benchmark has fluctuated significantly, with average prices of US$53.50/bbl, US$45.13/bbl, US$54.75/bbl, US$71.69/bbl, and US$64.16/bbl for each of those years, respectively.

During the first week of March 2020, OPEC and certain non-OPEC producers (referred to as OPEC+) met in Vienna, Austria, to discuss the prospect of extending or increasing oil production cuts, in light of a decrease in demand due to Covid-19. No consensus was reached among the 24 participating countries, effectively eliminating quotas and reduction targets as of April 1, 2020. As a consequence, Saudi Arabia, the world’s largest oil exporter, through its state-owned Company Saudi Aramco, decided to lower the OSP (Official Selling Price) of its Arab light crude by around US$8 per barrel, the largest monthly decrease in 20 years. Concurrently, it announced plans to increase production to at least 10 million barrels per day as of April. On March 8, 2020, Brent crude slid US$10.91 (or 24.1%) to US$34.36 in the worst day since 1991. From March 16 to April 2, 2020, Brent price was below US$30/bbl, with a minimum price of US$22.72/bbl on March 30, 2020. Although, OPEC and OPEC+ agreed a curtailment of 9.7 MMBbl/d on April 9, 2020, pushing Brent above the US$30/bbl mark, Brent dropped below US$20/bbl on April 21, 2020.

The sustained impact of the Covid-19 pandemic across the world has led to a sharp drop in demand since most countries continue to announce containment measures (border closures, flight cancellations, self-isolation and quarantine, large gathering restrictions and bar and restaurant closures, among others). The full extent and duration of such containment measures, and their impact on the world economy are yet uncertain.

Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions and global and local conflicts or acts of terrorism. We cannot predict how these factors will influence oil and related oil products prices and we have no control over them. Price volatility curtails the ability of industry participants to adopt long-term investment decisions given that returns on investments become unpredictable.

Furthermore, our realized crude oil price depends on several factors such as international crude oil prices, international refining spreads, processing and distribution costs, biofuel prices, exchange currencies, local demand and supply, domestic refining margins, competition, stocks, local taxation, local regulations and domestic margins for our products, among others.

A substantial or extended downturn in the international prices of crude oil and its derivatives could have a material adverse effect on our business, operating results, and financial condition, as well as the value of our reserves and the market value of our series A shares or ADSs.

Oil and gas price volatility could harm our investment projects and development plans.

In terms of investments, we budget capital expenditures related to exploration and development by considering, among others, current and expected local and international market prices for our hydrocarbon products.

Substantial or extended declines in international crude oil and gas prices, and their derivatives, may have an impact on our investment plans. Also, any drop in the domestic crude oil and gas prices for an extended period (or if prices for certain products do not match cost increases) could cause a decline in the economic viability of our drilling projects.

Additionally, significant downturns in the prices of crude oil and gas, and their derivatives, could force us to incur future impairment expenses, reduce or alter the term of our capital investments, and this could affect our production forecasts in the medium term and our estimate of reserves towards the future.

These factors could also lead to changes to our development plans, which could lead to the loss of proved developed reserves and proved undeveloped reserves and could also adversely affect our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources and carry out our other capital expenditure plans. In turn, such change in conditions could have an adverse effect on our financial condition and results of operations. Additionally, it could also have an impact on our operating assumptions and estimates and, as a result, affect the recovery value of certain assets.

We are exposed to contractions in the demand of crude oil and natural gas and contractions in the demand of any of their by-products.

The demand of our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. Although demand increased in the past, it has recently contracted significantly (in part, due to the Covid-19 outbreak) and is subject to volatility in the future. On March 20, 2020, we decided to stop our drilling and completion activity in Argentina, and were also forced to shut-in certain wells, including our 12 unconventional wells in Bajada del Palo Oeste, in response to lower crude oil demand. Demand for crude oil by-products, such as gasoline, may also contract under certain conditions, particularly during economic slowdowns.

Latest estimates from the IEA, EIA and OPEC forecast that global crude oil demand will decline by between 12 MMbbl/d and 23 MMBbl/d during the second quarter of 2020 compared to the second quarter of 2019 (a decline of 12% and 23%, respectively), and by between 5.3 MMbbl/d and 9.3 MMBbl/d for the full year 2020 compared to the year 2019 (in which total demand was 100.5 MMbbl). For the year ended December 31, 2019, 81% of our revenues were derived from crude oil; because we expect that our production mix will continue to be weighted towards crude oil, our financial results are more sensitive to movements in oil prices.

As of the date of this annual report, given the uncertainty of the lasting effect of the Covid-19 outbreak, its impact on our business cannot be determined. A further contraction of the demand of our products, or the maintenance of the current demand levels for significant periods of time, would adversely affect our revenues, causing economic losses to our Company. In addition, further contraction of demand and pricing of our products can impact the valuation of our reserves and, in periods of lower commodity prices, we may curtail production and capital spending or may defer or delay drilling wells because of lower cash generation. Lower oil and natural gas prices could also affect our growth, including future and pending acquisitions. A substantial or extended decline in oil or natural gas prices could adversely affect our business, financial condition and results of operations. Continuous poor economic performance could eventually lead to a deterioration in our financial coverage ratios, impairment charges and cause us to exceed the financial covenants agreed upon in the Syndicated Loan (as defined below). A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress.

We are exposed to the effects of fluctuations and regulations in the domestic prices of oil and gas, which may limit our ability to increase the price of our oil and gas products.

Most of our revenue in Argentina and Mexico is derived from sales of crude oil and natural gas. The domestic price of crude oil has fluctuated in the past in such countries not only due to international prices, but also due to local taxation, price regulations, macroeconomic conditions and refining margins.

Oil prices in Argentina and Mexico have not perfectly reflected the upward or downward changes in the international price of oil. Such fluctuations have had an impact on the local prices for the commercialization of crude oil. In the event that local prices are reduced through regulation or other local factors, which we cannot control, it could affect the economic performance of our existing and future projects, generating a loss of reserves as a result of changes in our development plans, our assumptions and our estimates, and consequently affect the recovery value of certain assets.

In Argentina, as a result of economic, political, and regulatory developments, the prices of crude oil, diesel, and other fuels have differed significantly from the international and regional markets, and the ability to increase or maintain such prices to match international standards has been challenged.

On January 11, 2017, the Argentine Secretariat of Energy and Argentine producers and refineries signed the “Agreement for the Transition to International Prices of the Argentina Hydrocarbon Industry,” establishing a price schedule in order for the price of the barrel of oil produced in Argentina to track international prices during 2017. This agreement (under which a price determination and review system was established for 2017) was in force until December 31, 2017, but before this date, the aforementioned price convergence was achieved. Therefore, SdE notified the parties to the agreement that, pursuant to its sub-section 9, starting from October 1, 2017, commitments assumed through such agreement would be suspended.

However, through Decree No. 566/2019, the Argentine government determined that during a 90-day period commencing on August 16, 2019 (i) deliveries of crude oil in the Argentine market had to be invoiced and paid at the agreed-upon price between the oil producers and refineries as of August 9, 2019, applying a reference exchange rate of AR$45.19 per US$1.00 and a Brent reference price of US$59.00 per barrel, and (ii) the maximum prices of gasoline and diesel oil in the Republic of Argentina sold by refineries, wholesale or retail companies (regardless of their quality), were the prices in force as of August 9, 2019. Oil producing and refining companies were also obliged to satisfy the total domestic demand of liquid fuels and crude oil during the 90-day period. Through Decree No. 601/2019, the National Executive Branch modified the duration of the measures implemented by Decree No. 566/2019, establishing that they would be in force until November 13, 2019.

The reference exchange rate and maximum prices of gasoline and diesel indicated above were subsequently updated through a series of decrees and resolutions (including Decree No. 601/2019 and Resolution No. 688/2019 that increased the reference exchange rate to AR$46.69 and AR$51.77 per US$1.00, respectively, and Resolution No. 557/2019 that permitted gasoline and diesel prices to be increased by up to a 4% with respect to the prices in force as of August 9, 2019).

As of the date of this annual report, the price measures implemented through Decree 566/2019 (as amended) are no longer in force, since the deadline set for November 13, 2019 was not extended. However, there is no assurance that the governments of the countries in which we operate will not adopt in the future new measures establishing prices freezes or otherwise affecting the prices of our oil and gas products. The macroeconomic instability faced by emerging markets and particularly Argentina have impacted the oil and gas sector as well. During 2019, the Argentine Peso slid from 38.6 to 63.0 Argentine Pesos per U.S. Dollar according to the U.S. Dollar ask rate published by Banco de la Nación Argentina. The fact that end user domestic prices are set in local currency and upstream companies were therefore to some extent unable to pass through the devaluation of Argentine currency downstream resulted in lower Dollar-denominated prices. Although the prices of natural gas in Argentina are denominated in U.S. Dollars, the rates paid by regulated end users are denominated in Argentine Pesos. Law of Solidarity and Productive Reactivation No. 27,541 (the “Solidarity Law”), in force since December 2019, sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products. As of the date of this annual report, the Argentine government has not yet issued regulations to reduce duties for hydrocarbons and mining products from the current 12% to 8% or less, as established by the Solidarity Law. If the Argentine government does not provide for new export duties according to the 8% cap stated in the Solidarity Law, the 12% export duty stated in Decree 793/2019 would continue to be applied until December 31, 2020, which would entitle oil exporters to file a judicial claim requiring export duties to be calculated by customs at the 8% cap. As of the date of this annual report, there is already case law in connection with export duties levied on mining goods ruling that the 8% cap stated in the Solidarity Law shall be applied by Argentine customs. We cannot anticipate whether the Argentine government will reduce the duties for hydrocarbons and mining products to 8%, and if duties are not reduced, whether any litigation undertaken by Vista would have a favorable outcome.

Furthermore, in the past, the Mexican government has imposed price controls on the sales of natural gas, NGL, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. Although as of the date of this annual report, sales prices of gasoline and diesel are determined by the free market, the Mexican government could impose additional price controls on the domestic market in the future.

In the event that domestic prices for certain products decrease or do not increase at the same rate than international prices (either due to Argentine or Mexican regulations or otherwise) and export limitations remain in place or are imposed in Argentina, our ability to improve hydrocarbon recovery rates, find new reserves and carry out certain other capital expenditure plans may be adversely affected, which in turn might have an adverse effect on our results of operations, cash flows and/or expectations.

If domestic prices are substantially lower than the prices prevailing in international markets, our business, results of operations and financial condition would be adversely affected.

We cannot assure you that we will be able to maintain or increase the domestic price for our products, and our inability to do so could adversely affect our operations, cash flows and/or expectations.

Natural gas subsidies to natural gas producers may be limited or eliminated in the future.

We may benefit in the future from subsidies granted to natural gas producers of unconventional reservoirs in the Neuquina basin. We cannot assure you that any changes or adverse judicial or administrative interpretations of such regimes, will not adversely affect our results of operations. The Argentine government has announced that it will present a bill before the Argentine Congress which would seek to establish a promotional regime for the oil industry which would not only have effects on Vaca Muerta, but would extend along the Neuquina basin. The restriction or elimination of subsidies would negatively affect the selling price of our products and therefore result in a decrease of our revenues.

Our business requires significant capital investments and maintenance cost.

The oil and natural gas industry is capital-intensive as it requires heavy investments in capital goods. We make and expect to continue to make substantial capital expenditures related to development and acquisition projects and in order to maintain or increase the amount of our hydrocarbon reserves, incurring significant maintenance costs.

We have funded, and we expect that we will continue to fund, our capital expenditures with cash generated by existing operations and our existing cash; however, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. We cannot guarantee that we will be able to maintain our current production levels, generate sufficient cash flow or that we will have access to sufficient borrowing or other financing alternatives to continue our exploration, exploitation and production activities at current or higher levels.

Additionally, the incurrence of additional indebtedness would require that a portion of our cash flow from operations be used for the payment of interest and principal on our indebtedness, thereby reducing our ability to use cash flow from operations to fund working capital, capital expenditures and acquisitions. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of various factors, including oil and natural gas prices; actual drilling results; the availability of drilling rigs and other services and equipment; and regulatory, technological and competitive developments. We may decrease our actual capital expenditures in response to lower commodity prices, which would negatively impact our ability to increase production.

If our revenues decrease as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations are not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our properties. This, in turn, could lead to a decline in production, and could materially and adversely affect our business, financial condition and results of operations, and the market value of our series A shares or ADSs may decline.

Unless we replace our existing oil and gas reserves, the volume of our reserves will decrease over time.

The production of oil and gas deposits decreases as reserves drain with the range of decrease depending on the characteristics of the reserves and the available amount of reserves decreases as reserves are produced and consumed. The future level of oil and gas reserves, as well as the level of production, and therefore of our revenues and cash flows depend on our ability to develop current reserves, and to find or acquire recoverable reserves to be developed. We may not be able to identify commercially exploitable deposits, complete or produce more oil and gas reserves, and the wells we plan to drill may not result in the discovery or production of oil or natural gas. If we are unable to replenish production, the value of our reserves will decline and our financial condition, results of operations, cash flow and market value of our series A shares and ADSs could be negatively affected.

The oil and gas reserves that we estimate are based on assumptions that could be inaccurate.

The information as of December 31, 2019 regarding our proved reserves, included in this document as estimated quantities of proved reserves is derived from estimates as of December 31, 2019 included in the 2019 Reserves Reports prepared by D&M and NSI, third-party experts. Although they are classified as “proved reserves,” the reserve estimates established in the 2019 Reserves Reports are based on certain assumptions that could be inaccurate. Assumptions used by D&M and NSI include oil and gas sale prices determined in accordance with the guidelines established by the SEC, as well as future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us, in each case as set forth in the 2019 Reserves Reports. For more information please refer to the 2019 Reserves Reports attached hereto as Exhibits 99.1 and 99.2.

The estimation process begins with an initial review of the assets by geophysicists, geologists and engineers. A reserve coordinator ensures the integrity and impartiality of the estimates through the supervision and support of the technical teams responsible for preparing the reserve estimates. We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. Our Chief Operating Officer is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. Reserve engineering is an objective process to estimate the accumulations in the subsurface but entails a certain degree of uncertainty. Estimates of reserves depend on the quality of the engineering and geology data at the date of estimation and the manner in which it is interpreted.

Many of the factors, assumptions and variables involved in estimating proved reserves are beyond our control and are subject to change over time. Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial condition and results of operations, and ultimately have a material adverse effect on the market value of our series A shares or ADSs.

In addition, reserve engineering is a subjective process for estimating oil and gas accumulations that cannot be accurately measured, and the estimates of other engineers may differ materially. A number of assumptions and uncertainties are inherent in estimating the amounts that make up the proven reserves of oil and gas, including production forecasts, the time and amount of development expenditures, testing and production after the date of the estimates, the quality of available geological, technical and economic data and its interpretation and judgment, the production performance of reservoirs, developments such as acquisitions and dispositions, new discoveries and extensions of existing fields and the application of improved recovery techniques and the prices of oil and gas, many of which are beyond our control and are subject to change over time. Consequently, measures of reserves are not precise and are subject to revision. Also, the results of drilling, testing, and production after the estimate date may require revisions. The estimate of our oil and gas reserves would be affected if, for example, we were not able to sell the oil and natural gas that we produced. In addition, the estimation of “proved oil and natural gas reserves” based on Argentine Secretariat of Energy Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution No. 69-E/2016 may differ from the standards required by SEC’s regulations. See “Item 4—Information on the Company—History and Development of the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina.”

As a result, reserve estimates could be materially different from the amounts that are ultimately extracted, and if such amounts are significantly lower than the initial reserves estimates it could result in a material adverse effect on our financial performance, operating results and the market value of our series A shares and ADSs.

We may not be able to acquire, develop or exploit new reserves which could adversely affect our financial condition and our results of operations.

Our future success largely depends on our ability to produce oil and gas from existing reserves, to discover additional oil and gas reserves, and to economically exploit oil and gas from these reserves. Unless we are successful in our exploration of oil and gas reserves and their development or otherwise acquire additional reserves, our reserves would show a general decline in oil and gas as long as oil and gas production continue. The drilling activities are also subject to numerous risks and may involve unprofitable efforts, not only with respect to dry wells but also with respect to wells that are productive but do not produce enough net income to derive profit after covering drilling costs and other operating costs. The completion of a well does not assure a return on investment or recovery of the costs of excavation, completion and operating costs. Lower oil and natural gas prices could also affect our growth, including future and pending acquisitions.

There is no guarantee that our future exploration and development activities will be successful, or that we will be able to implement our capital investment program to acquire additional reserves or that we will be able to economically exploit these reserves. Such events would adversely affect our financial condition and results of operations and the market value of our series A shares and ADSs could decline.

The lack of availability of transport may limit our possibility of increasing hydrocarbon production and may adversely affect our financial condition and results of operations.

Our capacity to exploit our hydrocarbon reserves largely depends upon the availability of transport infrastructure on commercially acceptable terms to transport the produced hydrocarbons to the markets in which they are sold. Typically, oil is transported by pipelines and tankers to refineries, and gas is usually transported by pipeline to customers. The lack of storage infrastructure, or adequate or alternative charge, or available capacity on existing long-range hydrocarbons transportation systems may adversely affect our financial condition and results of operations.

Developments in the oil and gas industry and other factors may result in substantial write-downs of the carrying amount of certain of our assets, which could adversely affect our financial condition and results of operations.

We evaluate on an annual basis, or more frequently where the circumstances require, the carrying amount of our assets for possible impairment. Our impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash- generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash-generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Changes in the economic, regulatory, business or political environment in Argentina, Mexico or other markets where we operate, such as the liberalization of fuel prices and the significant decline in international crude oil and gas prices in recent years, among other factors, may result in the recognition of impairment charges in certain of our assets.

Exploration and development drilling may not result in commercially productive reserves.

Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled, or become costlier, as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	unexpected pressure or irregularities in formations;

•	equipment failures or accidents;

•	construction delays;

•	fracture stimulation accidents or failures;

•	adverse weather conditions;

•	restricted access to land for drilling or laying pipelines;

•	title defects;

•	lack of available gathering, transportation, processing, fractionation, storage, refining or export facilities;

•	lack of available capacity on interconnecting transmission pipelines;

•	access to, and the cost and availability of, the equipment, services, resources and personnel required to complete our drilling, completion and operating activities; and

•	delays imposed by or resulting from compliance with environmental and other governmental or regulatory requirements.

Our future drilling activities may not be successful and, if unsuccessful, our proved reserves and production would decline, which could have an adverse effect on our future results of operations and financial condition. While all drilling, whether developmental, extension or exploratory, involves these risks, exploratory and extension drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons. We expect that we will continue to record exploration and abandonment expenses during 2020.

Our operations are substantially dependent upon the availability of water and our ability to dispose of produced water gathered from drilling and production activities. Restrictions on our ability to obtain water or dispose of produced water may have a material adverse effect on our financial condition, results of operations and cash flows.

Water is an essential component of both the drilling and hydraulic fracturing processes. Limitations or restrictions on our ability to secure sufficient amounts of water (including limitations resulting from natural causes such as drought), could materially and adversely impact our operations. Severe drought conditions can result in local water districts taking steps to restrict the use of water in their jurisdiction for drilling and hydraulic fracturing in order to protect the local water supply. If we are unable to obtain water to use in our operations from local sources, it may need to be obtained from new sources and transported to drilling sites, resulting in increased costs, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business plan includes future drilling activities to obtain unconventional oil and gas and if we are not able to acquire and correctly use the necessary new technologies, as well as obtaining financing and/or partners, our business may be affected.

Our ability to execute and carry out our plan depends on our ability to obtain financing at a reasonable cost and in reasonable conditions. We have identified drilling opportunities and prospects for future drilling related to unconventional oil and gas reserves, such as shale oil and gas in the Vaca Muerta play. These drilling locations and prospects represent the most important part of our drilling plans for the future. Our ability to drill and develop these locations depend of several factors, including seasonal conditions, regulatory approvals, negotiations of agreements with third parties, commodity prices, costs, availability of equipment, services and personnel, and drilling results. Further, our identified potential drilling locations are in various stages of evaluation, ranging from locations that are ready to drill to locations that will require substantial additional analysis. We cannot predict in advance of drilling and testing whether any particular drilling location will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil or natural gas exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, possibly resulting in a reduction in production from the well or abandonment of the well. If we drill additional wells that we identify as dry holes in our current and future drilling locations, our drilling success rate may decline and materially harm our business. Further, initial production rates reported by us or other operators may not be indicative of future or long-term production rates. In addition, the drilling and exploitation of such oil and gas reserves depends on our ability to acquire the necessary technology and hire personnel or other means of support for the extraction, and on obtaining financing and partners to develop such activities. Due to these uncertainties, we cannot provide any guarantee as to the sustainability of these drilling activities, that such drilling activities will eventually result in proved reserves, or that we will be able to meet our expectations of success, which could adversely affect our production levels, financial condition and results of operations.

Climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our industry and result in increased operating costs and reduced demand for the oil and natural gas we produce.

In December 1993, Argentina approved the United Nations Framework Convention on Climate Change (“UNFCCC”) by Federal Law No. 24,295. The UNFCCC, which entered into force on March 21, 1994, deals with the stabilization of the GHGs concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate system.

On February 16, 2005, the Kyoto Protocol to the UNFCCC (“Protocol”) entered into force. This Protocol, which deals with the reduction of certain GHGs (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride) in the atmosphere, will be in force until 2020 as a consequence of the ratification of the Doha Amendment to the Protocol.

Argentina approved the Protocol by Federal Law No. 25,438 on June 20, 2001, and the Doha Amendment by Federal Law No. 27,137 on April 29, 2015.

The 2015 United Nations Climate Change Conference adopted by consensus the Paris Agreement. The agreement deals with GHG emission reduction measures, targets to limit global temperature increases and requires countries to review and “represent a progression” in their intended nationally determined contributions, which set emissions reduction goals at least. On October 5, 2016, the threshold for entry into force of the Paris Agreement was achieved. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions. Under Federal Law No. 27,270, dated September 1, 2016, Argentina approved the Paris Agreement.

Furthermore, Argentine Law No. 26,190, as amended and complemented by Law No. 27,191 and its implementing decrees, established a legal framework which promotes an increase in the participation of energies from renewable resources in Argentina’s electrical consumption. All electricity users must contribute to this goal.

Under Law No. 27,191, by December 31, 2017, 8% of the electric energy consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2017, 2018 and 2019, electric energy originated from renewable sources represented 2.1%, 4.6% and 8.2% of the total demand, respectively.

The effects upon the oil industry relating to climate change and the resulting regulations and regimes promoting alternative energy sources may also include declining demand for our products in the long-term. Any long-term material adverse effect on the oil industry could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of this annual report.

Compliance with legal and regulatory changes relating to climate change, including those resulting from the implementation of international treaties, may in the future increase our costs to operate and maintain our facilities, install new emission controls on our facilities and administer and manage any GHG emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

The effects upon the oil industry relating to climate change and the resulting regulations may also include declining demand for our products in the long-term. In addition, increased regulation of GHG may create greater incentives for the use of alternative energy sources. Any long-term material adverse effect on the oil industry could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of this annual report.

Climate change could impact our operating results and strategy.

Climate change poses new challenges and opportunities for our business. More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs.

The risks associated with climate change could also manifest in difficulties accessing capital due to public image issues with investors; changes in the consumer profile, with reduced consumption of fossil fuels; and energy transitions in the world economy, such as the increased use of electric powered vehicles. These factors could have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our business, adversely impacting our operating and financial results and limiting our growth opportunities.

Our operations may pose risks to the environment, and any change in the applicable environmental laws could give rise to an increase in our operating costs.

Some of our operations are subject to environmental risks which could materialize unexpectedly and could have a material adverse impact on our financial condition and results of operations. These include the risk of injury, death, environmental damages and remediation expenses, damages to our equipment, civil liability, and administrative action. There can be no assurance that future environmental issues will not result in cost increases which could lead to a material adverse effect on our financial condition and results of operations.

In addition, we are subject to extensive environmental regulation in Argentina and Mexico. Local authorities in the countries in which we operate could impose new environmental laws and regulations, which could require us to incur increased costs to comply with the new standards. The imposition of more stringent regulatory measures and permit requirements the countries in which we operate could give rise to a material increase in our operating costs.

We cannot predict the overall impact that the enactment of new environmental laws or regulations could have on our financial results, results of operations, and cash flows.

Likewise, activities related to oil and gas are subject to significant economic, environmental and operational risks, some of which are beyond our control, such as risks in terms of production, equipment, and transportation, as well as natural disasters and other uncertainties, including those related to the characteristics of land or marine gas deposits. Our operations may be delayed or canceled as a result of poor climate conditions, mechanical difficulties, delays or lack of supplies in the delivery of equipment, compliance with government regulations, fires, explosions, faults in oil pipelines, abnormal formations, and environmental risks, such as oil spills, gas leaks, ruptures, or release of toxic gases. If these risks materialize, we may suffer from reputational harm, substantial operational losses or disruptions to our operations. Drilling may not be profitable, not only for dry wells, but also for wells that are productive but do not produce enough net returns after drilling.

Adverse climate conditions may adversely affect our results of operations and our ability to conduct drilling operations.

Adverse climate conditions may lead to, among others, cost increases, drilling delays, power outages, production stoppages and difficulties in transporting the oil and gas produced by us. Any decrease in our oil and gas production could have a material adverse effect on our business, financial condition or results of operations.

Conservation measures and technological advances may lead to a decline in the demand for oil.

Fuel conservation measures, the demand for alternative fuels, and advances in fuel-saving and power generation technologies may lead to a decline in the demand for oil. Any change in the demand for oil could have a material adverse effect on our financial condition, results of operations, or cash flows.

Shortages and increases in the cost of drilling rigs and oil and gas-related equipment, supplies, personnel, and services may adversely affect our ability to execute our business and development plans.

The demand for drilling rigs, pipelines and other equipment and supplies, and for qualified personnel with experience with the drilling and completion of wells and in field operations, including geologists, geophysicists, engineers and other professionals, tends to fluctuate significantly, typically along with oil prices, giving rise to temporary shortages.

Our business operations rely heavily on our production facilities.

A material portion of our revenues depends on our principal on-site oil and gas production facilities. While we believe that we maintain adequate insurance coverage and appropriate security measures in respect of such facilities, any material damage to or accident or other disruption at such production facilities could have a material adverse effect on our production capacity, financial condition and results of operations.

Our operations are subject to social risks.

Our activities are subject to social risks, including potential protests of local communities in the places where we operate. Although we are committed to operating in a socially responsible manner, we may face opposition from local communities regarding current and future projects in the jurisdictions in which we operate and may operate in the future, which could adversely affect our business, the results of operations and our financial performance.

Our industry has become increasingly dependent on digital technologies to carry out daily operations.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events have also increased worldwide. The technologies, systems, and networks that we may implement in the future, and those of our service providers may be the object of cyberattacks or failures to the security of information systems, which could lead to interruptions in critical industrial systems, the unauthorized disclosure of confidential or protected information, data corruption, or other interruptions of our operations. In addition, certain cyber incidents, such as the advanced persistent threat, may not be detected for a prolonged period of time. We cannot assure that cyber incidents will not happen in the future and that our operations and/or our financial performance won’t be affected.

Information security risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. We depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. We have increasingly connected equipment and systems to the Internet. Because of the critical nature of their infrastructure and the increased accessibility enabled through connection to the Internet, they may face a heightened risk of cyber-attack. In the event of such an attack, they could have our business operations disrupted, property damaged and customer information stolen, experience substantial loss of revenues, response costs and other financial loss; and be subject to increased litigation and damage to their reputation. A cyber-attack could adversely affect our business, results of operations and financial condition.

Our relationship with federal, provincial and state authorities is important to our business.

Due to the nature of our businesses, we have an extensive relationship with federal, provincial and state authorities in places where we conduct our businesses. Although we believe that we have good relationships with the relevant authorities, these relationships could be adversely affected in the future, which could negatively affect our business and our results of operations. For example, the relevant authorities could reject or delay our future term-extensions requests or seek to impose unexpected or disproportionately high upfront fees or significant additional obligations upon us when negotiating our concessions or permits renewals or otherwise. Additionally, our relationship with the new Mexican and Argentine administrations may not be the same as with the prior administrations.

Risks Related to our Company

Our limited operating history as a consolidated company and recent acquisitions may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.

Our limited operating history as a consolidated company and recent acquisitions may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. We had no substantial operations prior to the consummation of the Initial Business Combination, and experienced rapid and significant expansion thereafter. Because the historical financial information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us and their investment decision. In addition, our results of operations for the 2018 Successor Period are not directly comparable to our results of operations for the 2018 Predecessor Period and for the year ended December 31, 2017, due to the effects of the Initial Business Combination. Similarly, our results of operations for the year ended December 31, 2019 are not directly comparable to our results of operations for the year ended December 31, 2018, due to the effects of the Initial Business Combination. Any statistical or operating data included in this annual report, as it relates to the Predecessor Company prior to the consummation of the Initial Business Combination, is based on data provided to us by the APCO Entities, Pampa Energía and PELSA. We believe it is reliable, but it does not form part of our consolidated operating history. For further information, see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations.”

The historical financial information in this annual report may not be indicative of future results.

Our periodic operating results could fluctuate for many reasons, including many of the risks described in this section, which are beyond our control. Therefore, our past results of operations are not indicative of our future results of operations. Additionally, we believe that the experience of our Management Team constitutes a differentiated source of competitive strength for us. However, the experience of our Management Team in the past (whether in Vista or in other companies) may not be indicative of our future results of operations. For more information regarding our historical condensed consolidated financial information, see “Presentation of Information,” “Item 3—Key Information—Consolidated Selected Financial Data” and the Audited Financial Statements and the Supplemental Financial Statements included elsewhere in this annual report.

The results of our planned development programs in new or emerging shale development areas and formations may be subject to more uncertainties than programs in more established areas and formations and may not meet our expectations for reserves or production.

The results of our horizontal drilling efforts in emerging areas and formations in Argentina such as in the Vaca Muerta formation in the Neuquina basin are generally more uncertain than drilling results in areas that are more developed and have more established production. Because emerging areas and associated target formations have limited or no production history, we are less able to rely on past drilling results in those areas as a basis to predict our future drilling results. In addition, horizontal wells drilled in shale formations, as distinguished from vertical wells, utilize multilateral wells and stacked laterals, which requirements could adversely impact our ability to maximize the efficiency of our horizontal wells related to reservoirs drainage over time. Further, access to adequate gathering systems or pipeline takeaway capacity and the availability of drilling rigs and other services may be more challenging in new or emerging areas. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, access to gathering systems and takeaway capacity or otherwise, and/or natural gas and oil prices decline, our investment in these areas may not be as economic as we anticipate, we could incur material write-downs of unevaluated properties and the value of our undeveloped acreage could decline in the future.

Part of our strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

Our operations involve utilizing some of the latest drilling and completion techniques as developed by it and its service providers. Risks that we face while drilling horizontal wells include, but are not limited to, the following:

•	landing the wellbore in the desired drilling zone;

•	staying in the desired drilling zone while drilling horizontally through the formation;

•	running casing the entire length of the wellbore; and

•	being able to run tools and other equipment consistently through the horizontal wellbore.

Risks that we face while completing wells include, but are not limited to, the following:

•	the ability to fracture-stimulate the planned number of stages;

•	the ability to run tools the entire length of the wellbore during completion operations; and

•	the ability to successfully clean out the wellbore after completion of the final fracture stimulation stage.

Our operations and drilling activity are concentrated in areas of high industrial activity such as the Neuquina basin in Argentina, which may affect our ability to obtain the personnel, equipment, services, resources and facilities access needed to complete our development activities as planned or result in increased costs; such concentration also makes us vulnerable to risks associated with operating in a limited geographic area.

As of December 31, 2019, most of our producing properties and total estimated proved reserves were geographically concentrated in the Neuquina basin, located in Argentina. A substantial portion of our operations and drilling activity are concentrated in areas in such basins where industry activity is high. As a result, demand for personnel, equipment, power, services and resources may increase in the future, as well as the costs for these items. Any delay or inability to secure the personnel, equipment, power, services and resources could result in oil, NGL and gas production being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our results of operations, cash flow and profitability.

As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of operations or production in this area caused by external factors such as governmental regulation, state politics, market limitations, water or sand shortages or extreme weather-related conditions.

We may be unable to successfully expand our operations.

We compete with the major independent and state-owned oil and gas companies engaged in the E&P sector, including state-owned E&P companies that possess substantially greater financial and other resources than we do for researching and developing E&P technologies and access to markets, equipment, labor and capital required to acquire, develop and operate our properties. We also compete for the acquisition of licenses and properties in the countries in which we operate.

The Argentine oil and gas industry is extremely competitive. When we bid for exploration or exploitation rights with respect to a hydrocarbon area, we face significant competition not only from private companies, but also from national or provincial public companies. In fact, the provinces of La Pampa, Neuquén and Chubut have formed companies to carry out oil and gas activities on behalf of their respective provincial governments. The state-owned energy companies Integración Energética Argentina S.A. (“IEASA,” formerly known as Energía Argentina S.A. or “ENARSA”), YPF and other provincial companies (such as Gas y Petróleo del Neuquén S.A. (“G&P”) and Empresa de Desarrollo Hidrocarburífero Provincial S.A. are also highly competitive in the Argentine oil and gas market. As a result, we cannot assure you that we will be able to acquire new exploratory acreage or oil and gas reserves in the future, which could negatively affect our financial condition and results of operations. There can be no assurance that the participation of IEASA or YPF (or any province-owned company) in the bidding processes for new oil and gas concessions will not influence market forces in such a manner that could have an adverse effect on our financial condition and results of operations.

Our competitors may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. As a result of each of the foregoing, we may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel or raising additional capital, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 4—Information on the Company—History and Development of the Company—Competition.”

Although the Argentine Reorganization may qualify as part of a tax-free reorganization under Argentine law, we can provide no assurances as to the tax treatment of the Argentine Reorganization.

Although we expect that all requirements and conditions for the Argentine Reorganization to qualify as part of a tax-free reorganization will be met and satisfied, no assurances can be given that we will continue to meet such requirements and satisfy such conditions in the future or that the Argentine tax authority will not challenge the reorganization based on its possible interpretation that such requirements or conditions were not properly met or satisfied. If the Argentine Reorganization does not qualify as part of a tax-free reorganization, or the Argentine tax authority subsequently challenges the reorganization, we may be required to revise our tax return filings in order to reflect the fact that the proposed reorganization would not be tax-free, which may have an adverse impact on our results and financial condition.

We may fail to fully identify problems with any properties we acquire, and as such, assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

We are actively seeking to acquire additional acreage in Argentina and Mexico and more broadly in Latin America.Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, adequacy of title, operating and capital costs and potential environmental and other liabilities. Although we conduct a review of properties we acquire which we believe is consistent with industry practices, we can give no assurance that we have identified or will identify all existing or potential problems associated with such properties or that we will be able to mitigate any problems we do identify. Such assessments are inexact, and their accuracy is inherently uncertain. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface, title and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. We may acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

We may be unable to integrate successfully the operations of recent and future acquisitions with our operations, and we may not realize all the anticipated benefits of these acquisitions.

Our business has and may in the future include producing property acquisitions that include undeveloped acreage. We can offer no assurance that we will achieve the desired profitability from our recent acquisitions or from any acquisitions we may complete in the future. In addition, failure to assimilate recent and future acquisitions successfully could adversely affect our financial condition and results of operations. Our acquisitions may involve numerous risks, including:

•	operating a larger combined organization and adding operations;

•	difficulties in the assimilation of the assets and operations of the acquired business, especially if the assets acquired are in a new geographic area;

•	risk that oil and natural gas reserves acquired may not be of the anticipated magnitude or may not be developed as anticipated;

•	loss of significant key employees from the acquired business;

•	inability to obtain satisfactory title to the assets, concessions, or participation interests we acquire;

•	a decrease in our liquidity if we use a portion of our available cash to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	failure to realize expected profitability or growth;

•	failure to realize expected synergies and cost savings;

•	coordinating geographically disparate organizations, systems and facilities; and

•	coordinating or consolidating corporate and administrative functions.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. If we complete any future acquisition, our capitalization and results of operation may change significantly, and you may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating future acquisitions. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisition and current operations, which in turn, could negatively impact our results of operations.

We may be unable to successfully enter new markets outside Argentina and Mexico.

Part of our growth strategy is to increase our revenue and the market countries in which we operate through the acquisition of complementary operations. There can be no assurance that suitable candidates for acquisitions can be identified or, if suitable candidates are identified, that acquisitions can be completed on acceptable terms, if at all.

Even if suitable candidates are identified, any future acquisitions may entail a number of risks that could adversely affect our business and the market price of our common stock and ADS, including the integration of the acquired operations, diversion of management’s attention, risks of entering new market regions in which we have limited experience, adverse short-term effects on our reported operating results, the potential loss of key employees of acquired businesses and risks associated with unanticipated liabilities.

We may be subject to unknown or contingent liabilities related to our recent and future acquisitions.

From time to time we undertake evaluations of opportunities to acquire additional oil and gas assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of our business, and may expose us to new geographic, political, operating financial and geological risks. Our success in these acquisition activities depends on our ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with ours. Any acquisition would be accompanied by risks, such as a significant decline in oil or gas prices; the difficulty of assimilating the operation and personnel; the potential disruption of our ongoing business; the inability of management to maximize our financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition, we may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose us to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

We are exposed to foreign exchange risks relating to our operations in Argentina and Mexico.

Our results of operations are subject to foreign exchange risks of the Argentine or Mexican Peso against the U.S. Dollar or other currencies could adversely affect our business and results of operations. Both the value of the Mexican Peso and the value of the Argentine Peso have experienced significant fluctuations in the past. The main effects of the depreciation of the Argentine or Mexican Peso against the U.S. Dollar would be on our expenses that are mainly related to imported goods and services, but given several accounting rules it may negatively affect (i) deferred taxes associated with our fixed assets, (ii) current income taxes and (iii) foreign exchange differences associated with our Argentine or Mexican Peso exposure.

We cannot predict whether and to what extent the value of the Argentine or Mexican Peso will depreciate or appreciate against the U.S. Dollar nor the extent to which any such change may affect our business.

In the event of an accident or other occurrence which is not covered by our insurance policies, we may suffer significant losses which may have a material adverse effect on our business and results of operations.

Even though we consider that we have insurance coverages consistent with international standards, there is no assurance concerning the availability or sufficiency of insurance coverage with respect to a particular loss or risk. In the event of an accident or other occurrence in our business which is not covered by insurance under our policies, we may suffer significant losses or be forced to provide compensation in a substantial amount from our own resources, which could have a material adverse effect on our financial condition

We are not concessionaires or operating partners in all of our joint ventures and exploration agreements, and actions taken by the concessionaires and/or operators in these joint ventures and exploration agreements could have a material adverse effect on their success.

Both, we and our subsidiaries carry out hydrocarbon E&P activities through unincorporated joint ventures and exploration agreements entered into through agreements with third parties (joint operations for accounting purposes). In some cases, our joint venture or exploration partners, rather than us, hold the rights to the concession or the E&P license contracts. Pursuant to the terms and conditions of such agreements, one of the parties assumes the role of operator, and therefore assumes the responsibility of executing all activities pursuant to the agreement. However, in certain cases, neither we nor our subsidiaries may be able to assume the role of concessionaire and/or operator, and in such cases we would be subject to risks related to the performance of, and the measures taken by, the concessionaire and/or operator to carry out the activities. Such actions could adversely affect our financial condition and operating results. As of December 31, 2019, we were not the operator of Coirón Amargo Sur Oeste, Sur Río Deseado Este and Acambuco blocks in Argentina, and CS-01, TM-01 and A-10 blocks in Mexico.

We face risks relating to certain legal proceedings.

We may be parties to labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. While we believe that we have provisioned such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies, particularly those relating to environmental matters, are subject to change as new information develops and it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to us, could significantly exceed any accruals we have provided.

As of December 31, 2019, we employed third-party employees under contract, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer.

In addition, we may be subject to undisclosed liabilities related to labor, commercial, civil, tax, criminal, environmental or other contingencies incurred by businesses we acquired pursuant to the Initial Business Combination or acquire in the future as part of our growth strategy, that we were not or may not be able to identify or that may not be adequately indemnified under our acquisition agreements with the sellers of such businesses, in which case our reputation, business, financial condition and results of operation may be materially and adversely affected.

Our debt obligations include operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

As of the date of this annual report, the majority of our indebtedness relates to Vista Argentina’s obligations under the Syndicated Loan, which obligations are guaranteed by us, Vista Holding I, APCO Argentina and Vista Holding II (together with certain other entities that become a guarantor under the Syndicated Loan from time to time, the “Guarantors”), and are denominated in U.S. Dollars. For a description of the Syndicated Loan, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” The Syndicated Loan contains a number of restrictive covenants that imposes on us, on the other Guarantors and on Vista Argentina significant operating and financial restrictions. These restrictions may limit our ability to engage in acts that may be in our long-term best interest. This credit facility includes covenants restricting, among other things, Vista Argentina’s, the other Guarantors’ and our ability to:

•	create liens on assets to secure debt;

•	dispose of assets;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its or our assets;

•	change its or our existing line of business;

•

declare or pay any dividends or return any capital, other than certain limited payments (in particular, during the eighteen month period (ending on January 19, 2020) following the date of the Syndicated Loan Agreement (as defined below), (i) Vista Holding I and certain of its subsidiaries are restricted in their ability to declare, pay or otherwise make any dividends to us and (ii) certain subsidiaries of Vista Holding I are restricted in their ability to declare, pay or otherwise make any dividends to any person other than Vista Holding I and certain subsidiaries of Vista Holding I);

•	make certain investments in bonds and capital stock, among others;

•	enter into transactions with affiliates;

•	change our existing accounting practices (except if required or permitted by applicable law and accounting rules); and

•	modify or terminate the organizational documents of Vista Argentina or any Guarantor.

In addition, as further described in Note 17.1 to the Audited Financial Statements, the Syndicated Loan includes some financial covenants by which we are required to maintain, on a consolidated basis, certain financial ratios within specified limits. These ratios include:

•	consolidated total debt / consolidated EBITDA; and

•	consolidated interest coverage ratio.

Moreover, our subsidiary Vista Holding I is required to maintain an adjusted consolidated net debt / adjusted consolidated EBITDA ratio.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may in our interest.

A breach of any covenant contained in the Syndicated Loan could result in a default under this agreement. If any such default occurs, the administrative agent or the required lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable. If the Syndicated Loan were to be accelerated, the assets of Vista Argentina and those of each of the Guarantors, including us, may not be sufficient to repay in full that debt, or any other debt that may become due as a result of that acceleration, and consequently, it could materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources——Indebtedness” for more information.

We are subject to Mexican, Argentine and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our reputation, business, financial condition and results of operations.

The United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010 (the “U.K. Bribery Act”), the Organization for Economic Co-Operation and Development Anti-Bribery Convention, the Mexican Administrative Responsibilities Law (Ley General de Responsabilidades Administrativas), the Mexican Anti-Money Laundering Law (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita), the Argentine Anti-Money Laundering Law (Ley de Prevención del Lavado de Activos), the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) and other applicable anti-corruption laws in other relevant jurisdictions prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. The U.K. Bribery Act also prohibits such payments or financial or other advantages being made, offered or promised to or from commercial parties and makes it a criminal offense for a commercial organization to fail to prevent bribery by an associated person (i.e., someone who provides services on behalf of the organization) intending to obtain or retain business or an advantage in the conduct of business on its behalf. In particular, the Argentine Corporate Criminal Liability Law provides for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. In this sense, a company may be held liable and subject to fines and/or suspension of its activities if such offences were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offence resulted from a company’s ineffective control. In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities.

It may be possible that, in the future, there may emerge in the press allegations of instances of misbehavior on the part of former agents, current or former employees or others acting on our behalf or on the part of public officials or other third parties doing or considering business with us. While we will endeavor to monitor such press reports and investigate matters which we believe warrant an investigation in keeping with the requirements of compliance programs, and, if necessary make disclosure and notify the relevant authorities, however, any adverse publicity which such allegations attract might have a negative impact on our reputation and lead to increased regulatory scrutiny of our business practices.

If we or individuals or entities that are or were related to us are found to be liable for violations of applicable anti-corruption laws or other similar laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we or other individuals or entities could suffer from civil and criminal penalties or other sanctions, which in turn could have a material adverse impact on our reputation, future business, financial condition and results of operations.

We rely on key third-party suppliers, vendors and service providers to provide us with parts, components, services and critical resources that we need to operate our business.

Companies operating in the energy industry, specifically the oil and gas sector, commonly rely upon various key third-party suppliers, vendors and service providers to provide them with parts, components, services and critical resources, needed to operate and expand their business. If these key suppliers, vendors and service providers fail to deliver, or are delayed in delivering, equipment, service or critical resources, we may not meet our operating targets in the expected time frame, which could have an adverse effect on our business, financial condition, results of operations, cash flows and/or prospects.

Our operations in the industry could be susceptible to the risks of performance, product quality and financial conditions of our key suppliers, vendors and service providers. For instance, their ability to adequately and timely provide us with parts, components, services and resources critical to our operations may be affected if they are facing financial constraints or times of general financial stress and economic downturn. There can be no assurance that we will not encounter supply disruptions in the future or that we will be able to timely replace such suppliers or service providers that are not able to meet our needs, which might adversely affect a successful execution of our operations, and consequently, our business, financial condition, results of operations, cash flows and/or prospects.

We employ a highly unionized workforce and could be subject to labor actions such as strikes, which could have a material adverse effect on our business.

The sectors in which we operate are highly unionized. We cannot assure that we or our subsidiaries will not experience labor disruptions or strikes in the future, which could result in a material adverse effect on our business and returns. We cannot assure that we will be able to negotiate new collective bargaining agreements in the same terms as those currently in force or that we will not be subject to strikes or labor interruptions before or during the negotiation process of said agreements. The collective bargaining agreement for the period April 2019 to March 2020 was signed on May 3, 2019. In the future, if we are unable to renegotiate the collective bargaining agreement in satisfactory terms or are subject to strikes or labor interruptions, our results of operations, financial condition and the market value of our shares could be materially affected.

Our performance is largely dependent on recruiting and retaining key personnel.

Our current and future performance and business operations depend on the contributions of our Management Team, our engineers, and other employees. We rely on our ability to attract, train, motivate, and retain qualified and experienced administrative staff and specialists. No assurance can be given that we will be able to attract and retain personnel for key positions, and replacing any of our key employees could prove difficult and time consuming. The loss of the services and experience of any of our key employees, or our inability to recruit a suitable replacement or additional staff, could have a material adverse effect on our operations, cash flows and/or expectations.

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined, or by variations in interest rates.

As of the date of this annual report, our outstanding debt included loans indexed to the London Interbank Offered Rate (“LIBOR”). In an announcement on 27 July 2017, the U.K. Financial Conduct Authority (FCA), which is the competent authority for the regulation of benchmarks in the UK, advocated a transition away from reliance on

LIBOR to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR. On 25 March 2020, the FCA stated that although the central assumption that firms cannot rely on LIBOR being published after the end of 2021 has not changed, there has been impact on the timing of some of the transition milestones due to the recent Covid-19 outbreak.

It is not possible to predict the further effect of the rules of the FCA, any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Any such developments may cause LIBOR to perform differently than in the past, or cease to exist. It is also not possible to predict whether the global Covid-19 crisis will have further effects on the LIBOR transition plans. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. Dollar LIBOR rate is unavailable after 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. Dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. Dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our financing costs.

Additionally, we are exposed to the fluctuations of the variable interest rates applicable to our indebtedness. We may also incur additional variable-rate debt in the future. Increases in interest rates on variable-rate debt would increase our interest expense, which would negatively affect our financial costs.

Risks Related to the Argentine and Mexican Economies and Regulatory Environments

Our business is largely dependent upon economic conditions in Argentina.

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is largely dependent on economic conditions prevailing in Argentina. The changes in economic, political, and regulatory conditions in Argentina and measures taken by the Argentine government may have a significant impact on us. You should make your own assessment about Argentina and prevailing conditions in the country before making an investment decision.

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. We cannot assure that the growth rate experienced over past years will be maintained in subsequent years or that the national economy will not suffer a recession. If economic conditions in Argentina were to deteriorate, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial health and results of operations.

Argentine economic conditions are dependent on a variety of factors, including (but not limited to) the following:

•	international demand for Argentina’s principal exports;

•	international prices for Argentina’s principal commodity exports;

•	stability and competitiveness of the Argentine Peso with respect to foreign currencies;

•	competitiveness and efficiency of domestic industries and services;

•	levels of domestic consumption and foreign and domestic investment and financing; and

•	the rate of inflation.

The Argentine economy is also particularly sensitive to local political developments. The election of a new federal government that took office on December 10, 2019 may cause significant political developments which may materially affect the environment in which we operate.

Additionally, Argentina’s economy is also vulnerable to adverse developments affecting its principal trading partners. A continued deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of Argentina’s other major trading partners, such as China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth and may consequently adversely affect our financial health and results of operations. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently adversely affect Argentina’s economic and our financial health and results of operations.

Economic and political developments in Argentina may adversely and materially affect our business, results of operations and financial condition.

Presidential and federal congressional elections in Argentina were held in October 2019, where Alberto Fernandez of the Frente de Todos coalition was elected with approximately 48.24% of the votes. The new administration took office on December 10, 2019. The impact of the new administration on the future economic and political environment is uncertain, but likely to be material. On March 10, 2019 provincial Governor and Congressional elections took place in the Province of Neuquén where Governor Omar Gutierrez of local political party Movimiento Popular Neuquino was reelected with approximately 39.92% of the votes.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. As a consequence, our business and operations could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; foreign exchange controls; fluctuations in foreign currency exchange rates and interest rates; governmental policies regarding spending and investment, national, provincial or municipal tax increases and other initiatives increasing government involvement with economic activity; civil unrest and local security concerns. You should make your own investigation into Argentina’s economy and its prevailing conditions before making an investment in us.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•

inflation remains high and may continue at similar levels in the future: according to a report published by Argentine National Institute of Statistics (Instituto Nacional de Estadísticas y Censos, or “INDEC”), cumulative consumer price index (“CPI”) for the year 2019 was 53.8%, the highest rate since 1991;

•

according to the revised calculation published by the INDEC on March 25, 2020, gross domestic product (“GDP”) decreased by 2.2% in 2019 compared to 2018. For comparison purposes, it should be noted that GDP decreased by 2.5% in 2018, increased 2.9% in 2017 and decreased 2.3% in 2016. Argentina’s previous GDP performance has depended to some extent on high commodity prices that, despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine government and private sector;

•	Argentina’s public debt as a percentage of GDP remains high;

•	the discretionary increase in public spending has resulted and continues to result in fiscal deficits;

•	a significant number of protests or strikes could take place, as they did in the past, which could adversely affect various sectors of the Argentine economy, including the oil extraction industry;

•	energy or natural gas supply may not be sufficient to supply industrial activity (thereby limiting industrial development) and consumption;

•	unemployment and informal employment remain high: according to INDEC, unemployment rate was of 8.9% in the fourth quarter of 2019;

•	in the climate created by the above-mentioned conditions, demand for foreign currency could grow, generating a capital flight effect as in recent years;

•

on December 20, 2019, the Argentine Congress enacted the Solidarity Law (as defined below), declaring public emergency on the economic, financial, fiscal, administrative, social and energetic fronts, among others, thus delegating in the National Executive Branch the ability to ensure the sustainability of public indebtedness, regulate the energetic tariff restricting through an integral review of the current tariff regime and the intervention of supervisory entities, among others. The Solidarity Law established the restructuring of the energy tariff scheme and froze the natural gas and electricity tariffs. In addition, the Solidarity Law entitled the National Executive Branch to intervene the ENARGAS and the ENRE. This regulation may generate difficulties in the Argentine economy, and the compliance of its financial obligations, which might negatively affect our business, financial condition and results of operations; and

•

on June 7, 2018, the Argentine government and the International Monetary Fund (the “IMF”) announced that a technical agreement on a US$50 billion three-year stand-by agreement was reached (the “SBA”), subject to approval by the IMF’s Executive Board, which will consider Argentina’s economic plan. On June 20, 2018, the IMF’s Executive Board approved the aforementioned agreement. The SBA was intended to provide support to the Macri administration’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. Overall, Argentina has received disbursements under the agreement for approximately US$44 billion. The Fernández Administration that took office in December 2019 indicated its intention to pursue a sovereign debt restructuring designed to render Argentina’s debt sustainable. To that effect, legislation was enacted by Congress empowering the PEN to conduct such transactions. In addition, the Fernández administration also publicly announced that they will refrain from requesting additional disbursements under the SBA, and instead vowed to renegotiate its terms and conditions in good faith. On April 5, 2020, the Argentine government issued the Decree 346/2020, through which all principal and interest payments due on outstanding Argentine-law governed U.S. dollar-denominated treasury notes were deferred until December 31, 2020 or such earlier date as may be determined by the Argentine Ministry of Economy taking into account the status and outcome of the debt restructuring process announced by the Argentine government to restore the sustainability of public debt. The Argentine government’s decision excluded certain instruments from the deferral, such as (i) treasury notes issued to and held by the Argentine Central Bank, (ii) treasury notes issued pursuant to Decree No. 668/2019, (iii) the Bonos Programa Gas Natural, and (iv) the guarantee notes issued pursuant to Resolution No. 147/17, among others. On April 21, 2020, Argentina commenced an offer to exchange bonds issued under Argentina’s indentures dated as of June 2, 2005 and April 22, 2016 for certain new bonds to be issued under the April 22, 2016 indenture with the aim of achieving a sustainable debt profile for the country. Additionally, the exchange offer contemplates the use of collective action clauses included in such indentures, whereby the decision by certain majorities will be conclusive and binding on those bondholders that do not enter into the exchange offer. The exchange offer is scheduled to expire on May 8, 2020. The eligible bonds under the exchange offer include 21 global notes denominated in U.S. Dollars, Euros and Swiss-Francs for approximately US$66.5 billion, most of which were issued in the last 4 years. The exchange offer, if successful, would result in (i) the extension of maturity dates, with a three year grace period on the payment of interests, and (ii) a reduction of principal and interest (of approximately 5.4% and 62% of the original amounts, respectively). As of the date of this annual report, the outcome of the exchange offer is still uncertain.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation of certain policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine government that are designed to achieve these goals are not successful. These events could materially adversely affect our financial condition and results of operations.

Any decline in economic growth, increased economic instability or an expansion of economic policies and measures taken by the Argentine government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, could have an adverse effect on our business, financial condition or results of operations.

In the event of any economic, social or political crisis, the Argentine government’s ability to obtain additional international or multilateral private financing or direct foreign investment may also be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, as well as impair its ability to service its outstanding debt obligations, all of which could have an adverse effect on our business, financial condition or results of operations. In such scenario, companies operating in Argentina may also face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing case law on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how our activities will be affected by such changes.

Our operations are subject to extensive and changing regulation in the countries in which we operate.

The oil and gas industry is subject to extensive regulation and control by governments in which companies like ours conduct operations, including laws, regulations and rules enacted by federal, state, provincial and local governments. These regulations relate to the award of exploration and development areas, production and export controls, investment requirements, taxation, price controls and environmental aspects, among others. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in the countries in which we operate, as described below, and our results of operations may be materially and adversely affected by regulatory and political changes in these countries.

We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. Similarly, we cannot assure you that future government policies will not adversely affect the oil and gas industry.

We also cannot provide assurances that concessions will be extended in the future as a result of the review by the controlling entities regarding the investment plans presented for analysis or that additional requirements to obtain extensions of permits and concessions will not be imposed.

Furthermore, there can be no assurance that regulations or taxes (including royalties) enacted by the provinces or states in which we operate will not conflict with federal law and regulations, and that such taxes or regulations will not adversely affect our results of operations or financial condition.

Argentina

The Argentine hydrocarbons industry is extensively regulated by federal, provincial, and municipal regulations in matters including the award of exploration permits and exploitation concessions, investment, royalty, price controls, export restrictions and domestic market supply obligations. The Argentine government is further empowered to design and implement federal energy policy, and has used these powers before to establish export restrictions on the free disposition of hydrocarbons and export proceeds and to impose duties on exports, to induce private companies to enter into pricing agreements with the government or, more recently, to impose price agreements among producers and refiners or create fiscal incentive programs to promote increased production. Additionally, given that it cannot be guaranteed that regulations or taxes sanctioned or administered by the provinces will not conflict with national laws, jurisdictional controversies among the federal government and the provinces are not uncommon.

For example, the Solidarity Law sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products. As of the date of this annual report, the Argentine government has not yet issued regulations to reduce duties for hydrocarbons and mining products from the current 12% to 8% or less, as established by the Solidarity Law.

Any such controversies, limitations or export restrictions or any other measures imposed by Argentine authorities could have a material adverse effect on our future business, financial condition, results of operations, cash flows and/or prospects and as a consequence, the market value of our series A shares or ADSs may decline.

Mexico

Mexico has developed a new legal framework for the regulation of the energy sector based on a number of constitutional amendments approved by the Mexican Congress in December 2013 and implementing legislation enacted in 2014, including the amendment of certain existing laws in August 2014 and the issuance of new regulations in October 2014. Given the recent creation of this legal framework and the lack of judicial precedents, it is uncertain how it could be interpreted by a court or governmental authority in practice. We therefore cannot predict the manner in which this new legal framework will affect our ability to complete additional acquisitions in Mexico and/or our future business, financial condition, results of operations, cash flows and/or prospects. For example, since the publication of the constitutional amendments relating to the Mexican energy sector in December 2013, a number of Mexican authorities and government-related entities have enacted more than 100 laws, regulations, resolutions, rules, notices and other provisions relating to hydrocarbons, the vast majority of which are intended to regulate the activities of participants in the Mexican energy sector. Additionally, a new president was elected in Mexico, taking office on December 1, 2018. As of the date of this annual report, the new president’s political party holds an absolute majority in the Chamber of Deputies and in the Mexican senate. We cannot provide any assurances that the Mexican government will construe or enforce these new laws, rules and regulations in the same manner than the former administration and legislative power or that there will not be any material change to the oil and gas legal framework, which could adversely affect our business and prospects in Mexico.

The Mexican Federal Economic Competition Commission (“COFECE”) is the antitrust authority in Mexico with jurisdiction over a number of sectors of the Mexican economy, including the oil and gas sector, and as such, has jurisdiction over the activities conducted by Vista.

The Mexican government has granted COFECE broad powers to investigate and prosecute absolute monopolistic practices (cartel activity), relative monopolistic practices (abuse of dominance) and illegal concentrations, as well as to prevent concentrations which could have anticompetitive effects. Additionally, COFECE can determine the existence of essential facilities and regulate their access and identify barriers to entry and issue recommendations to federal, local and municipal authorities to eliminate such barriers and encourage competition. Therefore, many of our activities may be reviewed by COFECE and, in the particular case of equity transactions involving certain monetary and ownership thresholds, we may be required to notify COFECE of our intent to enter into such transactions and the consummation of such transactions may be subject to COFECE’s authorization in accordance with applicable Mexican laws. As a result, the closing of pending or future acquisitions of assets or common shares in the Mexican market may be subject to the satisfaction or waiver of customary closing conditions, including, among others, the authorization of COFECE. Completion of such transactions is not assured, and they will be subject to risks and uncertainties, including the risk that the necessary regulatory approvals are not obtained or that other closing conditions are not satisfied. If such transactions are not completed, or if they are otherwise subject to significant delays, it could negatively affect the trading prices of our common shares and our future business and financial results.

Further, COFECE might decide to impose penalties or establish conditions on our business if we are unable to request or receive, or are delayed in requesting or receiving, the aforesaid authorizations and, if these were to materialize, such claims could have a material adverse effect on our results and financial condition. Similarly, it cannot be guaranteed that the authorizations that have not been obtained can be obtained or can be obtained without conditions. Failure to obtain those authorizations, or the conditions to which they may be subject, could have a material adverse effect on our results and financial condition.

Certain risks are inherent in any investment in a company operating in an emerging market such as Argentina and Mexico.

Argentina and Mexico are emerging market economies and investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s and Mexico’s economic results which can stem from many factors, including the following:

•	high interest rates;

•	abrupt changes in currency values;

•	high levels of inflation;

•	exchange controls;

•	wage and price controls;

•	regulations to import equipment and other necessities relevant for operations;

•	changes in governmental economic, administrative or tax policies;

•	political and social tensions.

•	the impact of hostilities or political problems in other countries could affect international trade, the price of commodities and the global economy; and

•	ability to obtain financing from international markets.

Any of these factors, as well as volatility in the capital markets, may adversely affect our business, results of operations, financial condition, the value of our series A shares and ADSs, and our ability to meet our financial obligations.

We are or could be subject to direct and indirect restrictions on imports and exports under Argentine law.

The Hydrocarbons Law allows hydrocarbons exports, as long as such volumes are not required for the Argentine domestic market and as long as these are sold at reasonable prices. In the case of natural gas, Argentine Law No. 24.076 and the related regulations require that all domestic market needs be considered when authorizing long-term exports of natural gas. In this sense, the SdE may authorize export operations of natural gas surplus provided they are subject to interruption upon local supply shortages.

In recent years, Argentine authorities have adopted certain measures which resulted in restrictions on the exports of natural gas from Argentina. Because of these restrictions, oil and gas companies have been forced to sell part of their natural gas production in the local market that was originally intended for the export market and have been unable in certain cases to comply wholly or partially with their export commitments.

Crude oil and oil by-products exports operations currently require prior registration with the Registry of Export Operations Agreements (Registro de Contratos de Operaciones de Exportación) and authorization by the Argentine Secretariat of Energy (pursuant to the regime established under Resolution S.E. No. 241-E/2017 and its further amendments and supplements). Oil companies and oil refineries that intend to export crude oil, liquid petroleum gas or diesel, among others, must first demonstrate, prior to obtaining authorization, that the offer to sell that product has already been made to, and rejected by, local buyers.

On March 21, 2017, through Decree No. 192/2017, as amended by Decree No. 962/2017, the SdE created a temporary Registry for Import Operations of Crude Oil and By-Products. Through this regulation, any company that wished to carry out import operations had the obligation to register the operation in this Registry and obtain the authorization from the SdE before the import takes place. The abovementioned Registry and the obligation to register and obtain authorization for import operations of crude oil and specific by-products was in force until December 31, 2017.

The Solidarity Law sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products. As of the date of this annual report, the Argentine government has not yet issued regulations to reduce duties for hydrocarbons and mining products from the current 12% to 8% or less, as established by the Solidarity Law.

Additionally, in accordance with Communication “A” 6844 of the BCRA (as amended and supplemented), exporters must repatriate and settle in Argentine pesos in the local exchange market, the proceeds of their exports of goods cleared through customs as from September 2, 2019. In the case of hydrocarbon exports, the applicable term is the earlier of 30 days from customs clearance or 5 business days from payment.

We cannot predict for how long these restrictions on exports will remain in force, or whether future measures will be taken that adversely affect our ability to export and import gas, crude oil, or other products and, consequently, affect our financial condition, results of operations, and cash flows.

Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.

As of September 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government has reinstated foreign exchange restrictions. The new controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for pesos the proceeds from exports of goods and services, among others.

As mentioned above, in accordance with Communication “A” 6844 (as amended and supplemented), exporters must repatriate, and settle in pesos in the local exchange market, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in pesos through the local exchange market, up to the amount of the insured exported goods.

Moreover, through Communication “A” 6844 (as amended and supplemented), the BCRA reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and settlement obligations imposed by the new foreign exchange regulations.

Also, the foreign exchange regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled through the local exchange market as from September 2, 2019; (iii) disbursed but not settled export advances and pre export financings executed prior to August 31, 2019, subject to the compliance with certain conditions, (iv) export post-financings for discounts and/or assignments by external or local financial entities; (v) financings granted by local financial entities to foreign importers; and (vi) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to BCRA approval.

Finally, access to the foreign exchange market for the payment of dividends to its non-resident shareholders in foreign currency abroad is subject to prior BCRA approval, except if new capital contributions settled against Argentine pesos are made in Argentina, in which case local companies can access the foreign exchange market to pay such dividends to the extent: (i) the dividend results from closed and audited financial statements, (ii) the dividend does not exceed 30% of the new capital contributions made directly in Argentine companies by non-residents, (iii) such new capital contributions have been duly settled through the foreign exchange market after January 17, 2020, and (iv) access to the foreign exchange market for such purpose is carried out at least 30 days after the settlement of the last capital contribution made by the non-resident shareholder.

It is not possible to anticipate for how long these measures will be in force or even if additional restrictions will be imposed. The Argentine government could maintain or impose new exchange control regulations, restrictions and take other measures in response to capital flight or a significant depreciation of the peso, which could limit access to the international capital markets. Such measures could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business, results of operations and financial condition.

We cannot assure you that the Mexican government would not impose exchange controls or other confiscatory measures.

The imposition of export duties and other taxes have adversely affected the oil and gas industry in Argentina and could adversely affect our results in the future.

In the past, the Argentine government imposed duties on exports, including exports of oil and liquid petroleum gas products. On December 31, 2017 the Economic Emergency Law (Ley de Emergencia Económica) expired, resulting in the elimination of discretionary ruling previously granted to the Argentine government, which were delegated and allowed it to enact foreign exchange regulations, the withholding percentage for hydrocarbon exports, and tariffs, as well as to renegotiate public services agreements, among others. On September 4, 2018, pursuant to Decree No. 793/2018, the Argentine government reestablished, until December 31, 2020, an export tax of 12% on commodities with a cap of Ps.4 for each U.S. Dollar for primary commodities with some exceptions. The Solidarity Law sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products. As of the date of this annual report, the Argentine government has not yet issued regulations to reduce duties for hydrocarbons and mining products from the current 12% to 8% or less, as established by the Solidarity Law.

The Hydrocarbons Law empowers the National Executive Power to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand. The final purchaser of crude oil at the domestic market may be a refinery, a large producer, or a fuel marketer.

Additionally, recently the Argentine government has announced that it will present a bill before the Argentine Congress, which would seek to establish a promotional regime for the oil industry, which would not only have effects on Vaca Muerta, but would extend along the Neuquina basin. The impact that any change, of this nature, may have on our financial results, results of operations, and cash flows cannot be predicted.

Export duties and taxes may have a material adverse effect on Argentina’s oil and gas industry and our results of operations. We produce exportable goods and, therefore, an increase in export taxes is likely to result in a decrease in our products’ price, and, therefore, may result in a decrease of our sales. We cannot guarantee the impact of those or any other future measures that might be adopted by the Argentine government on demand and prices for hydrocarbon products and, consequently, our financial condition and result of operations.

The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations.

Historically, inflation has materially undermined the Argentine economy and the Argentine government’s ability to create conditions that permit growth. In recent years, Argentina has experienced high inflation rates.

The consumers price index published by the INDEC (the Índice de Precios al Consumidor, or “IPC”) for the year 2017 registered an increase of 24.8% on a year-over-year comparison. For the period from January to December 2018, the IPC totaled 47.6% compared to the same period in 2017. The IPC variation for the period from January to December 2019 totaled 53.8%, the highest rate since 1991. Moreover, INDEC reported that the 2020 monthly IPC increased by 2.3% in January compared to December 2019 and 2.0% in February compared to January 2020.

The Argentine government continued implementing measures to monitor and control prices for the most relevant goods and services. Despite such measures, the Argentine economy continues to experience high levels of inflation. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

High inflation rates affect Argentina’s foreign competitiveness, social and economic inequality, negatively impact employment, consumption and the level of economic activity and undermines confidence in Argentina’s banking system, which could further limit the availability of and access to domestic and international credit by local companies and political stability.

Inflation remains a challenge for Argentina given its persistent nature. Argentina’s structural inflationary imbalances remain critical, which may cause the current levels of inflation to continue and have an adverse effect on Argentina’s economy and financial condition. Inflation can also lead to an increase in Argentina’s debt. Inflation in Argentina has contributed to a material increase in our operating costs, particularly labor costs, and has negatively impacted our results of operations, financial position and business.

Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. See “Item 3—Key Information—Risk Factors—Risks Related to our Business and Industry—Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations in Argentina” below. Increased inflation could adversely affect the Argentine economy and, in turn, could adversely affect our business, financial condition and the market price of our series A shares and the ADSs.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.

After Argentina’s default on certain debt payments in 2001, the government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Nevertheless, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan, asserting that Argentina failed to make timely payments of interest and/or principal on their bonds, and seeking judgments for the face value of and/or accrued interest on those bonds. Judgments were issued in numerous proceedings in the United States, Germany and Japan. Although creditors with favorable judgments did not succeed, with a few minor exceptions, in enforcing on those judgments, as a result of decisions adopted by the New York courts in support of those creditors in 2014, Argentina was enjoined from making payments on its bonds issued in the 2005 and 2010 exchange offers unless it satisfied amounts due to the holders of defaulted bonds. The Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate and succeeded in preventing the Argentine government from regaining market access.

Between February and April 2016, the Argentine government entered into agreements in principle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, which resulted in the settlement of substantially all remaining disputes and closure to 15 years of litigation. On April 22, 2016, Argentina issued bonds for US$16.5 billion, and applied US$9.3 billion of the proceeds to satisfy payments under the settlement agreements reached with holders of defaulted debt. Since then, substantially all of the remaining claims under defaulted bonds have been settled.

As of the date of this Annual Report, although litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, the size of the claims involved has decreased significantly.

In addition, since 2001 foreign shareholders of some Argentine companies initiated claims for substantial amounts before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina, pursuant to the arbitration rules of the United Nations Commission on International Trade Law. Claimants allege that certain measures of the Argentine government issued during the economic crisis of 2001 and 2002 were inconsistent with the norms or standards set forth in several bilateral investment treaties by which Argentina was bound at the time. To date, several of these disputes have been settled, and a significant number of cases are in process or have been temporarily suspended by the agreement of the parties.

Between 2016 and early 2018, Argentina regained access to the market and incurred additional debt. However, as a result of various external and domestic factors, during the first half of 2018, access to the market became increasingly onerous. On May 8, 2018, the Macri administration announced that the Argentine government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 7, 2018, the Argentine government and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately US$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Macri administration’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. On June 22, 2018 the Argentine government made a first drawing of approximately US$15 billion under the SBA. Argentina has received disbursements under the SBA for US$44 billion. Notwithstanding the foregoing, the current administration has publicly announced that they will refrain from requesting additional disbursements under the agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. In September 2018, the Macri administration discussed with the IMF staff further measures of support in the face of renewed financial volatility and a challenging economic environment. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Argentine government and the BCRA, the IMF’s Executive Board allowed the Argentine government to draw the equivalent of US$5.7 billion, bringing total disbursements since June 2018 to approximately US$20.6 billion, approved an augmentation of the SBA increasing total assets to approximately US$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 increased by US$18.9 billion. IMF disbursements for the remainder of 2018 more than doubled compared to the original IMF-supported program, to a total of US$13.4 billion (in addition to the US$15 billion disbursed in June 2018). Disbursements in 2019 were also nearly doubled, to US$22.8 billion, with US$5.9 billion planned for 2020-21.

On August 28, 2019, the Macri administration issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law and held by institutional investors. Of the deferred amounts, 30% would be repaid 90 days after the original payment date and the remaining 70% would be repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which would be repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors would be paid as originally scheduled.

Moreover, in December 2019, the Fernández administration further extended by decree payments of a series of short term Argentine-law governed treasury notes denominated in U.S. dollars held by institutional investors through August 2020. Additionally, on February 11, 2020, the Argentine government decreed the extension of maturity to September 30, 2020 of a dollar-linked treasury note governed by Argentine law, which had been originally subscribed to a large extent with U.S. dollar remittances, to avoid a payment with Argentine pesos that would have required significant sterilization efforts by the monetary authority. On April 5, 2020, the Argentine government deferred all principal and interest payments due on outstanding Argentine-law governed U.S. dollar-denominated treasury notes until December 31, 2020 or such earlier date as may be determined by the Argentine Ministry of Economy taking into account the status and outcome of the debt restructuring process announced by the Argentine government to restore the sustainability of public debt. The Argentine government’s decision excluded certain instruments from the deferral, such as (i) treasury notes issued to and held by the Argentine Central Bank, (ii) treasury notes issued pursuant to Decree No. 668/2019, (iii) the Bonos Programa Gas Natural, and (iv) the guarantee notes issued pursuant to Resolution No. 147/17, among others.

In February 2020, the Argentine Congress enacted a law enabling the government to take all necessary steps toward rendering the Argentine sovereign debt governed by foreign law sustainable. According to a timetable published by the Argentine government, a restructuring offer to private creditors would be launched during the second week of March 2020, which would expire by the end of March 2020. Due to the coronavirus crisis, this timetable was delayed. On April 21, 2020, Argentina commenced an offer to exchange bonds issued under Argentina’s indentures dated as of June 2, 2005 and April 22, 2016 for certain new bonds to be issued under the April 22, 2016 indenture with the aim of achieving a sustainable debt profile for the country. Additionally, the exchange offer contemplates the use of collective action clauses included in such indentures, whereby the decision by certain majorities will be conclusive and binding on those bondholders that do not enter into the exchange offer. The exchange offer is scheduled to expire on May 8, 2020. The eligible bonds under the exchange offer include 21 global notes denominated in U.S. Dollars, Euros and Swiss-Francs for approximately US$66.5 billion, most of which were issued in the last 4 years. The exchange offer, if successful, would result in (i) the extension of maturity dates, with a three year grace period on the payment of interests, and (ii) a reduction of principal and interest (of approximately 5.4% and 62% of the original amounts, respectively). As of the date of this annual report, the outcome of the exchange offer is still uncertain.

Without renewed access to the financial market the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and our growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds amounting to US$5.3 million as of December 31, 2019. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

Significant fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and our business and results of operations in Argentina.

Fluctuations in the value of the Argentine Peso may adversely affect the Argentine economy, our financial condition and results of operations. While most of our revenues are denominated in U.S. Dollars, upstream players could be limited by the ability of refiners to push cost increases to the pump prices, which are denominated in local currency. This can generate risk to our revenue stream in volatile macroeconomic environments. We are therefore exposed to the risks associated with the fluctuation of the Argentine Peso relative to the U.S. Dollar.

The devaluation of the Peso can have a negative impact on the ability of certain Argentine companies to pay their debts in foreign currency, and generate inflation, substantially reduce wages in real terms and jeopardize the stability of businesses. Compounded by the effects of foreign exchange controls and restrictions on foreign trade, highly distorted relative prices resulted in the loss of competitiveness of Argentine production, impeded investment and caused economic stagnation. In 2017, 2018 and 2019, the Argentine Peso depreciated 18.4%, 101.4% and 58.4%, respectively, with respect to the U.S. Dollar. On March 31, 2020, the exchange rate was AR$64.47 for each US$ 1.00, as published by the BCRA.

During August 2019, the peso lost almost 30% of its value against U.S. Dollar and the share price of Argentine listed companies collapsed almost 42% (according to the S&P Merval index). The “Country Risk” peaked to one of the highest levels in Argentine history, placing itself above 2,000 points on August 28, 2019. As of March 19, 2020, the Country Risk was 4,050. As a consequence of the aforementioned effects, in order to control the currency outflow and restrict exchange rate fluctuations, the BCRA re-implemented exchange controls, in hopes of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy.

The ability of the Argentine government to stabilize the foreign exchange market and restore economic growth is uncertain. A significant appreciation of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Such an appreciation could also have a negative effect on the growth of the economy and employment and reduce tax collection in real terms.

The continued depreciation of the Argentine Peso and the failure to meet the terms of the SBA could have a material adverse effect on Argentina’s economy and, consequently, our cash flows, financial condition and results of operations.

Our properties may be subject to expropriation by the Argentine and Mexican governments for public interest reasons.

Our assets, which are mainly located in Argentina and, to a lesser extent, in Mexico, may be subject to expropriation by the Argentine and Mexican governments (or the government of any political subdivision thereof), respectively. We are engaged in the business of oil extraction and, as such, our business or our assets may be considered by a government to be a public service or essential for the provision of a public service. Therefore, our business is subject to political uncertainties, including expropriation or nationalization of our business or assets, loss of concessions, renegotiation or annulment of existing contracts, and other similar risks.

In such an event, we may be entitled to receive compensation for the transfer of our assets under applicable law. However, the price received may not be sufficient, and we may need to take legal actions to claim appropriate compensation. Our business, financial condition and results of our operations could be adversely affected by the occurrence of any these events.

In the past, the Argentine government has required the repatriation of foreign currency from oil and gas export sales and other amounts applicable to the production of liquefied gas, which has affected producers of oil and gas in the country. In April 2012, the Argentine government enacted Law 26,741 which expropriated 51% of YPF’s shares owned by Repsol YPF. By virtue of the law, 51% of the expropriated shares were assigned to the Argentine government, while the remaining 49% was assigned to the Argentine provinces engaged in oil and gas production.

Additionally, Law 26,471 established that hydrocarbon related activities (including exploitation, industrialization, transport, and commercialization) in Argentina are considered to be part of the “national public interest.” The law “Hydrocarbon Sovereignty of Argentina” established that its primary objective is to achieve self-sufficiency in oil and gas supply for Argentina. We cannot assure that these or similar measures that may be adopted by the Argentine government will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations. Additionally, we cannot assure that similar measures will not be adopted by the Mexican government in the future.

Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations in Argentina.

In the past, the Argentine government has had direct intervention in the economy, through the implementation of expropriation and nationalization measures (including the abovementioned expropriation of the 51% of the shares of YPF by the Argentine government), price controls and exchange controls, among others.

In 2008, the Argentine government absorbed and replaced the former private pension system for a public “pay as you go” pension system. As a result, all resources administered by pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate Social Security Fund (Fondo de Garantía de Sustentabilidad) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or the “ANSES”). With the nationalization of Argentina’s private pension funds, the Argentine government, through the ANSES, became a significant shareholder in many of the country’s public companies.

In addition, historically the Argentine government has adopted measures to directly or indirectly control the access of private companies and individuals to foreign trade and foreign exchange markets, such as restricting its free access and imposing the obligation to repatriate and sell within the local foreign exchange market all foreign currency revenues obtained from exports. These regulations prevented or limited us from offsetting the risk derived from our exposure to the U.S. Dollar. Our business and operations in Argentina may also be adversely affected by measures adopted by the Argentine government to address inflation and promote sustainable macroeconomic growth.

A low growth rate and high inflation scenario is likely going forward, as a result of the accumulation of macroeconomic imbalances over recent years, the actions of the Argentine government in regulatory matters and challenging conditions in the international economy. We can offer no assurance that policies implemented by the Argentine government will not adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Argentina is an emerging market economy that is highly sensitive to local political developments which have had an adverse impact on the level of investment in Argentina. Future developments may adversely affect Argentina’s economy and, in turn, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Also, foreign exchange controls were implemented in the past, and have been recently reinstated, in Argentina.

Moreover, the Argentine government has enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. Employers, both in the public and private sector, have also been experiencing intense pressures from their personnel, or from the labor unions representing them, demanding salary increases and certain benefits for the workers, given the high inflation rates. On December 13, 2019, the Alberto Fernandez administration published Decree No. 34/2019 (which was subsequently amended), by virtue of which labor emergency was declared for a 180-day term. In this context, during the labor emergency period, payments for unjustified severances in the private sector shall be double the amount foreseen by the current applicable regulations.

On December 20, 2019, the Argentine congress enacted the Solidarity Law, declaring public emergency on the economic, financial, fiscal, administrative, social and energetic fronts, among others, thus delegating in the Executive Branch the ability to ensure the sustainability of public indebtedness, regulate the energetic tariff restricting through an integral review of the current tariff regime and the intervention of supervisory entities, among others.

The Solidarity Law establishes the restructuring of the energy tariff scheme and froze the natural gas and electricity tariffs. In addition, the Solidarity Law entitles the National Executive Branch to intervene the ENARGAS and the ENRE. We cannot foresee the impact that the Solidarity Law may have, nor the measures that could be adopted by the current administration regarding the Argentine economy in order to meet its financial obligations, which might negatively affect our business, financial condition and results of operations.

In the future, the Argentine government impose further exchange controls and restrictions on transfers abroad, restrictions on the movement of capital or take other measures in response to capital flight or a significant depreciation of the Argentine Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could have an adverse effect on economic activity in Argentina and, consequently, adversely affect our business and results of operations and cause the market value of our series A shares or ADSs to decline.

Oil and gas exploitation concessions, exploration permits and production and exploration contracts in Argentina and Mexico are subject to certain conditions and may be revoked or not renewed.

Argentina

Law No. 17,319 (as amended, the “Hydrocarbons Law) is the main regulatory framework of the hydrocarbons industry, as it created a system of exploration permits and production concessions awarded by the state (federal or provincial, depending on the location of the resources), through which companies hold exclusive rights to explore, develop, exploit and take title of the production at the wellhead, in exchange for a royalty payment and adherence to the general taxation regime. The Hydrocarbons Law also provides state-owned oil companies (whether federal or provincial) with the possibility of granting rights through production sharing agreements.

The Hydrocarbons Law also permits surface reconnaissance of territory not covered by exploration permits or production concessions upon authorization of the Argentine Secretariat of Energy and/or competent provincial authorities, as established by Law No. 26,197, and with permission of the private property owner. Information obtained as a result of surface reconnaissance must be provided to the Argentine Secretariat of Energy and/or competent provincial authorities, which may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

Pursuant to the Hydrocarbons Law, oil and gas concessions or permits awarded by the Argentine government are valid for 25-,30- or 35-year periods depending on the type of concession and may be renewed for additional 10-year periods. Furthermore, the Hydrocarbons Law establishes that the duration of exploration permits shall be individually determined by the regulatory entity, but under no circumstances may it exceed (i) two (2) periods of up to three (3) years each, and (ii) an optional extension of up to five (5) years.

The power and authority to extend the term of existing and future concessions, permits, and agreements lies with the government of the province where the relevant asset is located (or with the Argentine government in the case of assets located beyond 12 miles from the coast). In order for a concession or permit to be eligible for the extension, its holder must (i) be in compliance with its obligations under the Hydrocarbons Law and with the terms of such concession or permit, including those relating to the payment of taxes and royalties, the contribution of the requisite technology, equipment, and personnel, and the satisfaction of various environmental, investment, and development commitments; (ii) produce hydrocarbons in the area for which the concession was granted; and (iii) submit an investment plan for the development of the relevant areas as requested by the competent authorities at least one year prior to the expiration of the original term of the concession. In addition, holders of concessions who apply for extensions under Law No. 27,007 may be required to pay additional royalties ranging from 3% to 18%. Under the Hydrocarbons Law, failure to meet the aforementioned standards and obligations may result in the imposition of fines, and material violations which remain uncured upon expiration of the relevant cure period may result in the revocation of the concession or permit.

On July 24, 2019 the Secretariat of Energy issued Resolution No. 417/2019 which (i) replaced the procedures for obtaining gas export permits established by Resolution No. 104/2018, with a new procedure provided in such Resolution; (ii) entrusted the Undersecretariat of Hydrocarbons and Fuels with: (a) the regulation of energy substitution mechanisms to be used also for exports of natural gas under firm conditions, (b) the development and approval of a natural gas export operating procedure, applicable to natural gas exporters, to be used if domestic supply security is at risk; and (c) grant export permits by issuing the relevant certificate.

No assurance can be given that our concessions will be renewed in the future by the competent authorities based on the investments plans submitted to that effect, or that such authorities will not impose additional requirements for the renewal of such concessions or permits. Additionally, three of our concessions under Law No. 27,007 were granted for a 35-year period and with royalties of 12%, i.e., for longer periods than conventional ones. We cannot assure you that any future legislation the Argentine government may enact from time to time may not affect such concessions.

Mexico

Our E&P license contracts are valid for 30 years and may be renewed for up to two additional periods of up to 5 years each, subject to the terms and conditions set out in the respective contracts. The power and authority to extend the term of existing and future contracts lies with the CNH. Under the existing contracts, in order for an E&P license contract to be eligible for an extension, the developer must (i) be in compliance with the terms of such contracts, (ii) submit an amendment proposal to the development plan and (iii) commit to maintain ‘sustained regular production’ throughout each extension.

No assurance can be given that our contracts will be renewed in the future by the CNH based on the investments plans submitted to that effect, that such authority will not impose additional requirements for the renewal of such contracts, or that we will continue to have a good business relationship with the new and future administrations.

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, which is likely to be more severe on emerging market economies, such as Argentina and Mexico. This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Argentine Peso and a drop in consumer and investor confidence.

The effects of an economic crisis on our customers and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business financial condition and results of operations. The financial and economic situation in Argentina, Mexico or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business. See “Item 3—Key Information—Risk Factors—Risks Related to the Argentine and Mexican Economies and Regulatory Environments—The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth” below.

The global economic crisis that began in the fourth quarter of 2008, triggering an international stock market crash and the insolvency of major financial institutions, limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly. A similar global or regional financial crisis in the future could limit our ability to access the credit or capital markets at a time when we require financing, thereby impairing our flexibility to react to changing economic and business conditions. See “Item 3—Key Information—Risk Factors—Risks Related to the Argentine and Mexican Economies and Regulatory Environments—Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.” For these reasons, any of the foregoing factors could together or independently have an adverse effect on our results of operations and financial condition and cause the market value of the ADSs to decline.

In addition, the crisis affecting emerging markets that began in the second quarter of 2018 as a result of the rise in interest rates by the U.S. Federal Reserve and the trade dispute between the United States and China, among other factors, had a material impact on the Argentine economy. between May 2, 2018 and October 1, 2018, the Argentine Peso slid from 20.9 to 38.7 Argentine Pesos per U.S. Dollar according to the U.S. dollar buying rate published by Banco de la Nación Argentina.

The Argentine economy can be adversely affected by economic developments in the global financial markets, and by more general “contagion” effects from other financial markets, which could have a material adverse effect on Argentina’s economic growth.

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets and Argentina’s economy is vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and economic and financial conditions in Argentina’s major trading partners, in particular, Brazil. For example, the current devaluation of the Brazilian currency and the slowdown of its economy may negatively affect the Argentine economy, and in turn, our business and results of operations. Although economic conditions can vary from country to country, investors’ perception of the events occurring in other countries have substantially affected in the past, and may continue to substantially affect capital flows to other countries and the value of securities in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.

The Argentine economy is also influenced by economic developments occurring in the markets to which it has close financial and political ties, including the MERCOSUR. In July 2019, the MERCOSUR and the European Union entered into a free trade agreement (the “EU-MERCOSUR Agreement”), which is expected create market of goods and services of approximately 800 million consumers and almost a quarter of the global GDP. The EU-MERCOSUR Agreement contemplates, among other issues, tariff reductions for certain goods, temporary safeguard mechanisms that can be temporarily applied to prevent injuries to domestic industries, the opening of public procurement by the MERCOSUR countries to European companies, the establishment of general rules on electronic commerce and a dispute resolution mechanism. The effect the EU-MERCOSUR Agreement could have on the Argentine economy, and the policies implemented by the Argentine government, is uncertain. Negative economic or financial developments arising out of the EU-MERCOSUR Agreement, may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations

In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our series A shares or ADSs.

Restrictions on the supply of energy could negatively impact the Argentine economy.

As a result of prolonged recession and the forced conversion of energy tariffs into Argentine Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which prompted the Argentine government to adopt a series of measures that have resulted in industry shortages and/or higher costs. In particular, Argentina has been importing natural gas to compensate for shortages in local production. In order to pay for natural gas imports the Argentine government has frequently used the BCRA reserves given the absence of foreign direct investment. If the Argentine government is unable to pay for imports of natural gas, economic activity, business and industries may be adversely affected.

The Argentine government has taken a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment required to increase natural gas production and electric energy transportation capacity and generation over the medium- and long-term is not available, economic activity in Argentina could be curtailed, and with it our operations. As a first step of these measures, a series of tariff increases and subsidy reductions (primarily applicable to industries and high-income consumers) were implemented. On December 17, 2015, and after publication of Decree No. 134/2015, the Argentine government declared the National Electricity System Emergency until December 31, 2017 and ordered the Argentine Secretariat of Energy to propose measures and guarantee the electrical supply. The Argentine Secretariat of Energy Resolution No. 06/2016 of January 2016 set new seasonal reference prices for power and energy on the Mercado Eléctrico Mayorista (MEM) for the period from February 1, 2016 to April 30, 2016 and set an objective to adjust the quality and security of electricity supply.

In February 2016, the Argentine government reviewed the schedule of electricity and gas tariffs and reduced the demand subsidies of these services, increasing over 500% energy costs, excepting for low-income consumers from the subsidies reduction. By re-stablishing tariff levels, modifying the regulatory framework and reducing the Argentine government’s participation in the energy sector, the Argentine government sought to correct distortions in the energy sector and make the necessary investments. In July 2016, a federal court in the city of La Plata suspended the increase in the gas tariff throughout the Province of Buenos Aires. On August 3, 2016, a federal court in San Martín suspended the increase in gas tariffs throughout the country until a public hearing was held to discuss the rate increase. The judgment was appealed to the Supreme Court, and on August 18, 2016, the Supreme Court ruled that the increase in the gas tariff of residential users could not be imposed without a public hearing. On September 16, 2016, the public hearing was held where it was agreed that the gas tariff would be adjusted by approximately 200% in October 2016, with bi-annual price adjustments in 2019. In this sense, through resolutions No. 205-207/2019, dated April 5, 2019, ENARGAS established the new gas tariff scheme for gas transportation and distributions companies to be applicable for the semester April-October 2019.

In connection with the framework determining the value of the rates for the public service in gas distribution for 2017, the Argentine Secretariat of Energy issued Resolution No. 74/2017 on March 30, 2017, which adopted the gas values at the point of entry into the transport system, applicable as of April 1, 2017. Additionally, on November 30, 2017, the Argentine Secretariat of Energy issued (i) Resolution No. 474-E/2017 which adopted the gas values at the point of entry into the transport system, applicable as of December 1, 2017, and also (ii) issued Resolution No. 133/2017 approving the tariffs to be applied to the gas consumption as of December 1, 2017.

As for other services, including electricity, a public hearing was held on October 28, 2016 to consider a proposed 31% tariff increase sought by energy distributors. Subsequently, the Argentine government announced increases in electricity rates of between 60% and 148%. On March 31, 2017, the Argentine Secretariat of Energy published a new tariff schedule with increases of approximately 24% for supply of natural gas by networks that had been partially regulated since April 1, 2017. In addition, on November 17, 2017, a public hearing convened by the former Minister of Energy and Mining was held to update the tariff schedule for natural gas and electricity. The new tariff schedule foresees a gradual reduction of subsidies, resulting in an increase, between December 2017 and February 2018, between 34% and 57% (depending on the province) for natural gas and 34% for electricity. In addition, on May 31, 2018, the Argentine Congress approved a law seeking to limit the increase in energy tariffs, which was subsequently vetoed by the Argentine Executive Branch. On August 1, 2018, pursuant Resolution No. 208/2018 of the National Electricity Regulatory Board (ENRE), the Argentine Secretariat of Energy published a new tariff schedule with increases in electricity rates.

Additionally, through Resolution No. 46/2018, the former Ministry of Energy instructed the former Secretariat of Energy to carry out the necessary measures to ensure that CAMMESA implemented the relevant mechanisms to secure gas availability for the purpose of electricity generation within the Argentine Interconnection System (“AIS”), pursuant to maximum reference prices approved by such Resolution. Such reference prices, set at the point of entry into the transportation system, (i) varied depending on the basin in which the gas was produced, and (ii) pursuant to Resolution No. 25/2018, were not applicable if the seller was Integración Energética Argentina (“IEASA”, formerly ENARSA).

The issuance of Resolution No. 46/2018 (as amended by Resolution No. 25/2018), meant a reduction of the prices previously set forth by the Argentine Secretariat of Energy by means of Resolution No.41/2016 of April 7, 2016.

The Solidarity Law recently enacted provides that natural gas tariffs (transportation and distribution) under federal jurisdiction will remain unchanged for one hundred eighty (180) days from the effective date of such law, which took place on December 23, 2019, and invites the provinces to adhere to this policy. Likewise, it empowers the Argentine Executive Branch to renegotiate the tariffs under federal jurisdiction, either within the framework of the current comprehensive tariff reviews or through an extraordinary revision, in accordance with Law No. 24,076.

Changes in the energy regulatory framework and the establishment of increased tariffs for the supply of gas and electricity could affect our cost structure and increase operating and public service costs. Moreover, the significant increase in the cost of energy in Argentina, could have an adverse effect on the Argentine economy, and therefore, on our business, financial condition and results of operations.

There is uncertainty about what other measures the Argentine government may adopt related to tariffs, and the impact they may have on the economy of the country. If the federal Argentine government does not resolve the negative effects on the exploitation, transportation and distribution of energy in Argentina with respect to both the residential and industrial supply, this could reduce confidence and adversely affect Argentina’s economy and financial situation and cause political instability. On the other hand, if the necessary investment to increase the production of non-liquefied natural gas and the transportation and distribution of energy is not specified in a timely manner, the economic activity in Argentina could be negatively affected and our business, financial condition and results of operations could be negatively affected.

Federal and provincial elections in Argentina may generate uncertainty in the Argentine economy and, consequently, on our businesses.

Argentina’s presidential elections took place on August and October 2019 (primaries and first round, respectively), with Alberto Fernandez from the Frente de Todos coalition being elected with 48.24% of the votes. The Alberto Fernandez´s administration took office on December 10, 2019. Other relevant local and federal elections also took place during 2019. Changes in the local and federal administrations may also imply alterations of programs and policies that apply to the oil and gas sector. Argentina’s president and its Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy. Therefore, we cannot foresee measures that might be adopted by any future federal administration, or by any future administration at the provincial level, and the effect any such measures might have on the Argentine economy and the ability of Argentina to comply with its financial obligations, which could negatively affect our business, financial condition and results of operations. In addition, we cannot assure you that economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares or ADSs to decline.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition and, consequently, our business.

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. In Transparency International’s 2019 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 64, improving from the previous survey in 2018. In the World Bank’s Doing Business 2019 report, Argentina ranked 126 out of 190 countries, down from its 117th position in 2018.

As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted, which have negatively impacted the Argentine economy and political environment. Depending on how long it takes to close said investigations and their results, companies involved in the investigations may be subject to, among other consequences, a decrease in their credit ratings, claims filed by their investors, and may further experience restrictions in their access to financing through the capital markets, together with a decrease in their income. The potential outcome of these and other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated, as well as on the general market perception of the economy, political environment and the capital markets in Argentina. We have no control over and cannot predict whether such investigations or allegations will lead to further political and economic instability. In addition, we cannot predict the outcome of any such allegations nor their effect on the Argentine economy, nor the can we predict the adverse effect on our commercial activities and results of operations.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine government has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción), submitting a project for a new public ethic law, among others. The Argentine government’s ability to implement these initiatives is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

We cannot give any assurance that the implementation of these measures by the Argentine government will be successful in stopping institutional deterioration and corruption.

Economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

A deterioration in Mexico’s economic condition, social instability, political unrest, changes in governmental policies, or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain financing. Additionally, the Mexican government announced budget cuts in November 2015, February 2016 and September 2016 in response to declines in international crude oil prices. Any new budget cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect our business and ability to service our debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, our financial condition and our ability to service our debt.

Also, the Mexican government has had significant influence in the Mexican economy in the past and will likely continue to do so. Changes in the legal framework and policies may adversely affect our business and the value of our securities.

Mexico has experienced a period of increasing criminal activity, which could affect our operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that we produce. In response, the Mexican government has implemented various security measures and has strengthened its military and police forces. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target our facilities and products. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on our financial condition and results of operations. We are particularly exposed to this risk in blocks where we hold non-operating interests and have more limited capacity to take actions against any criminal activity affecting our operations, such as Block TM-01, located in Tampico-Misantla basin in Mexico.

Economic and political developments in Mexico may adversely affect Mexican economic policy and, in turn, our operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. The Mexican presidential elections of 2018 resulted in an administration change effective as of December 1, 2018. The new Mexican Federal administration was elected by a significant majority of the electorate and the coalition Juntos Haremos Historia gained control of both chambers of the Federal Congress, which gives Morena (the party of Andrés Manuel López Obrador) considerable power to enact, modify or terminate legislation, including constitutional amendments. Members of the new administration, including president Andrés Manuel López Obrador, have expressed, among other things, their desire to modify and/or terminate certain structural reforms. Some relevant changes in public policy and legislation sponsored by the new administration have already been enacted and/or implemented and some are under way. There cannot be any assurance in the predictions of how the new administration will be conducted and any measure adopted by such new administration could have uncertain results and negative impacts. Additionally, other events and changes, and any political and economic instability that may arise in Mexico, could have a material adverse effect on the economy of the country. The extent of such impact cannot be accurately predicted. We cannot provide any assurances that political developments in Mexico will not have an adverse effect on the Mexican economy or oil and gas industry and, in turn, our business, results of operations and financial condition, including our ability to repay our debt. There is no guarantee that the Mexican political environment will continue its relative stability in the future.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the physical proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement (“NAFTA”). As a result, political developments in the United States, including changes in the administration and governmental policies, can also have an impact on the exchange rate between the U.S. Dollar and the Mexican peso, economic conditions in Mexico and the global capital markets.

Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. In August 2017, Mexico, the United States and Canada commenced renegotiation of NAFTA. On November 30, 2018, Mexico, the United States and Canada signed the new United States-Mexico-Canada Agreement (the “USMCA”). As of the date of this annual report, the United States, Mexico and Canada have completed their domestic processes for the ratification and implementation of the USMCA, and the USMCA is expected to become effective in the following months. Any increase of import tariffs resulting from the USMCA or any other future arrangement could make it economically unsustainable for U.S. companies to import our oil and gas products if they are unable to transfer those additional costs onto consumers, which would increase our expenses and decrease our revenues, even if domestic and international prices for our products remain constant. Higher tariffs on products that we export to the United States could also require us to renegotiate our contracts or lose business, resulting in a material adverse impact on our business and results of operations.

Because the Mexican economy is heavily influenced by the U.S. economy, the implementation of the USMCA and/or other U.S. government policies that may be adopted by the U.S. administration may adversely affect economic conditions in Mexico. These developments could in turn have an adverse effect on our financial condition, results of operations and ability to repay our debt.

Additionally, President Andrés Manuel López Obrador and his administration have recently taken actions for limiting new private investment in the hydrocarbons industry, including the cancellation of tender bids for the execution of E&P agreements. As of the date of this annual report, no other tender bids have been announced, and certain state officers have stated during press conferences that hydrocarbon tender rounds and farm-outs are not currently a part of the Federal Government’s plans to increase oil production.. These actions may adversely affect our ability to expand our operations in Mexico.

The Mexican nation owns the hydrocarbons reserves located in the subsoil in Mexico.

The Mexican Constitution provides that the Mexican nation, and not us, owns all petroleum and other hydrocarbon reserves located in the subsoil in Mexico. Article 27 of the Mexican Constitution provides that the Mexican government will carry out E&P activities through contracts with third parties or allocations awarded to State Productive Enterprises (empresas productivas del Estado). The Mexican Hydrocarbons Law allows us and other oil and gas companies to explore and extract the petroleum and other hydrocarbons reserves located in Mexico, subject to the entry into agreements pursuant to a competitive bidding process. See “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Mexico.”

The U.K.’s exit from the E.U. will have uncertain effects.

On June 23, 2016, the U.K. voted to exit from the E.U. (commonly referred to as “Brexit”). The U.K. exited the European Union on January 31, 2020, and is currently undergoing a transition period ending on December 31, 2020. Following its departure, the UK has commenced negotiations with the European Union to reach a trade agreement going forward. The outcome of such negotiations and the resulting U.K./E.U. relationship are uncertain for companies doing business both in the U.K. and the overall global economy. In addition, our business and operations may be impacted by any subsequent vote in Scotland to seek independence from the U.K. Risks related to Brexit that we may encounter include:

•	adverse impact on macroeconomic growth and oil and gas demand;

•	continued volatility in currencies including the British pound and U.S. Dollar that may impact our financial results;

•	volatile capital and debt markets, and access to other sources of capital;

•	business uncertainty resulting from prolonged political negotiations; and

•	uncertain stability of the E.U. and global economy if other countries exit the E.U.

Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the U.K. from the E.U. will have and how such withdrawal will affect us. In addition, Brexit may lead other E.U. member countries to consider referendums regarding their E.U. membership. Adverse consequences concerning Brexit or the E.U. could include deterioration in global economic conditions, instability in global financial markets, political uncertainty, continued volatility in currency exchange rates, or adverse changes in the cross-border agreements currently in place, any of which could have an adverse impact on our financial results in the future.

The novel coronavirus could have an adverse effect on our business operations.

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (Covid-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures have been undertaken by the Argentine and Mexican governments and other governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sports events, restrictions to cultural sites and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this annual report, has affected almost every country around the world, including Argentina and Mexico. To date, the outbreak of the novel coronavirus has caused significant social and market disruption, including in the oil and gas market. The long-term effects to the global economy and the Company of epidemics and other public health crises, such as the on-going novel coronavirus, are difficult to assess or predict, and may include risks to employee health and safety, and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. In addition, an actual or expected economic slowdown may adversely affect the demand and prices of our oil and gas products. We may also be affected by the need to implement policies limiting the efficiency and effectiveness of our operations, including the suspension of our operations in the blocks we operate or work from home policies in our administrative premises. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

On March 19, 2020, the Argentine President Alberto Fernández announced a nation-wide mandatory social isolation regime due to the coronavirus crisis through Decree of Necessity and Urgency No. 297/2020, which prohibits all citizens from leaving their homes, subject to certain exceptions for supply, hygiene and communication, until March 31, 2020 (which was further extended until May 10, 2020). Such Decree provides for the possibility of extending this period for as long as necessary in light of the epidemiological situation. The mandatory quarantine came into force on March 20, 2020 and as of today it is not possible to ensure the effect that these measures may have on the Argentine economy.

To date, the Argentine government has implemented certain measures in response to the Covid-19 outbreak in the country aimed at preventing mass contagion and the overcrowding of the Argentine health service, which include (in chronological order):

•

February 26—March 12, 2020: screening of passengers at airports; mandatory isolation for 14 days of persons with suspected or confirmed cases of Covid-19, persons in close contact with suspected or confirmed cases of Covid-19 and persons arriving or recently arrived from affected zones; closure of activities with high concentration of persons; prohibition of attendance of audience to sporting events;

•

March 13—March 15, 2020: stronger surveillance of Argentine borders; suspension of flights by various airlines and adoption of regulations for the coordination of repatriation flights for Argentine residents; closure of national parks and protected areas; school closures (except for food assistance and administrative purposes);

•

March 16—March 18, 2020: closure of Argentine borders; suspension of domestic flights and long-distance trains and buses operations; suspension of the national soccer league; temporary work leaves for pregnant women, people older than 60 years and other persons considered at special risk upon infection; authorization for federal public employees to work remotely (except for employees providing essential services); promotion of home office policies in the private sector and beginning of construction of eight modular hospitals

•

March 19, 2020: imposition of a nation-wide mandatory lockdown, whereby only exceptional and essential activities and domestic travel are allowed; deployment of security forces for the enforcement of lockdown;

•	March 20—April 2, 2020: assistance to Argentine residents abroad; tightening of rules relating to closure of Argentine borders, extension of nation-wide lockdown until April 12, 2020.

•	April 11, 2020: extension of nation-wide lockdown until April 26, 2020.

•

April 26, 2020: extension of nation-wide lockdown until May 10, 2020, each province governor having the possibility to decide on exceptions to compliance with the mandatory social isolation regime, in respect of certain activities and services, subject to the approval of the health authority and provided that certain epidemiological and health parameters are met.

Simultaneously, the Argentine government has announced and is implementing several stimulus measures to limit the effects of the Covid-19 outbreak on the economy, which include the following:

•	a one-time AR$3,100 cash payment to recipients of the universal child allowance;

•

a one-time AR$3,000 cash payment to retirees receiving minimum benefits (currently AR$15,892) and those that receive above the minimum but less than Argentine pesos 18,892, which covers approximately 4.6 million retirees;

•	a one-time AR$3,000 cash payment to recipients of social plans, which targets approximately 556,000 persons;

•	a one-time AR$10,000 cash payment which will be granted to approximately 7,785,000 unemployed persons and persons employed informally, among other socially vulnerable persons;

•	a capital spending program on infrastructure, education and tourism for approximately AR$100 billion;

•

an exemption to companies in vulnerable industries from payments relating to employers’ pension contributions, an increase in unemployment insurance and payment by the federal government of a portion of wages for affected companies with a payroll of less than 100 employees; and

•	subsidized loans to small- and medium-sized companies (PYMES) via the financial system of approximately AR$30 billion for working capital;

Other measures adopted by the Argentine government to mitigate the effects of the Covid-19 outbreak in the economy include the following:

•

the prohibition of the disconnection of electric energy, natural gas, running water, fixed telephony, mobile telephony, internet and cable television services due to non-payment of less than three invoices commencing on March 1, 2020 and for a 180-day period, which applies to certain vulnerable users;

•

the suspension of certain penalties and disqualifications applicable to checking accounts with insufficient funds until April 30, 2020, and the authorization for banks to grant loans to companies with outstanding debts with ANSES and AFIP;

•	the price freezes as of March 6, 2020, for certain essential goods such as food, personal care, medicines and medical products for a 30-day period;

•	the imposition of maximum prices on goods and services acquired by the federal government to address the emergency;

•	the suspension of rent increases, extension of lease contract expiration dates and suspension of evictions due to non-payment of leases until September 30, 2020;

•	the freezing of mortgage payments and certain UVA-indexed loans (purchasing value unit);

•

the adoption of a program to increase productivity (Programa de Recuperación Productiva, or “REPRO”) by which the federal government funds a portion of the monthly wages of private sector employees working for companies affected by the pandemic and whose revenues have declined;

•	the prohibition of unjustified dismissals and suspensions;

•	the reduction of pension and tax charges to health service providers aimed at strengthening the health sector and ensuring medical assistance;

•	the shortening of the term applicable to export reimbursements for industrial sector companies;

•	requirement that exports of medical inputs and equipment necessary to overcome the pandemic obtain prior governmental authorization;

•	one-time AR$5,000 payment to public sector employees in the health, security and national defense areas;

•	elimination of import taxes applicable to certain essential goods such as alcohol, laboratory or pharmaceutical items, medical gloves, disinfectants and other health-related equipment and inputs;

•	suspension until April 30, 2020 of tax foreclosures by AFIP for PYMES;

•	assistance by the national government to the provinces in an aggregate amount of AR$120 billion.

Consistent with recommendations that the World Health Organization urged to be taken by all countries affected by the Covid-19 pandemic, the Mexican government through the Mexican General Health Council (Consejo de Salubridad General) and by means of decrees (acuerdos) dated March 24 and March 30, 2020, declared (among other things) the epidemic of the disease generated by the Covid-19 virus a “sanitary emergency for reasons of force majeure”. In response to the foregoing, the Mexican Federal Ministry of Health (Secretaría de Salud), issued a decree (acuerdo) that establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors from March 30 to April 30, 2020. This decree, among other things:

•

provides a list of essential activities that can continue functioning, including gas as both a fundamental sector of the economy and an indispensable service, and petroleum as the latter, which includes any necessary activity for the conservation, maintenance and reparation of critical infrastructure that assures their production and distribution. It also considers the distribution and sale of energy as an essential activity.

•

obliges all companies engaged in essential activities to follow the sanitary measures dictated by the Mexican Federal Ministry of Health, including the following: no meetings or gatherings of more than 50 persons shall be allowed; frequent handwashing is required; sneezing shall be done covering both nose and mouth with either a handkerchief or forearm; no physical contact in greetings; and the following individuals shall stay home: all people over 60 years old, in pregnancy or immediate puerperium, with a diagnostic of arterial hypertension, diabetes mellitus, cardiac or pulmonary chronic diseases, immunosuppression (either acquired or provoked), and kidney or liver failure.

Authorities within the financial and energy sector—in tandem with other Ministries, the Legislative and the Judiciary Branches—have also enacted decrees suspending their own legal terms, considering as non-business days all those necessary to combat the epidemic, with respect to both proceedings initiated by private persons and those conducted by said authorities. It is expected that these decrees will postpone their period of application in line with those of the sanitary authorities.

In a similar manner, the Government of Mexico City and the governments of states of the Mexican Republic have issued similar decrees ordering the suspension of certain activities considered non-essential during the sanitary emergency. As the sanitary emergency continues to progress, Mexico’s federal, state, and municipal Governmental Authorities will continue to issue decrees, orders, and provisions restricting and limiting the activities that companies, businesses, and individuals may carry out, while the sanitary emergency is ongoing, as well as some other financial and economic measures to face the economic and financial impact of this event.

It is likely that the suspension period enacted by the Mexican authorities will be extended, from time to time, given the authorities powers granted by the Constitution to the Mexican General Health Council and Federal Ministry of Health, and as the Covid-19 pandemic situation worsens and further measures are adopted. In fact, certain communications announced in press conferences by the Mexican Presidency, state that these restrictions will last several weeks more.

The demand of our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. Although demand increased in the past, it has recently contracted significantly (in part, due to the Covid-19 outbreak) and is subject to volatility in the future. On March 20, 2020 we decided to stop our drilling and completion activity in Argentina, and were also forced to shut-in certain wells, including our 12 unconventional wells in Bajada del Palo Oeste, in response to lower crude oil demand. Demand for crude oil by-products, such as gasoline, may also contract under certain conditions, particularly during economic slowdowns.

Latest estimates from the IEA, EIA and OPEC forecast that global crude oil demand will decline by between 12 MMbbl/d and 23 MMBbl/d during the second quarter of 2020 compared to the second quarter of 2019 (a decline of 12% and 23%, respectively), and by between 5.3 MMbbl/d and 9.3 MMBbl/d for the full year 2020 compared to the year 2019 (in which total demand was 100.5 MMbbl). As of the date of this annual report, given the uncertainty of the lasting effect of the Covid-19 outbreak, its impact on our business cannot be determined. A further contraction of the demand of our products, or the maintenance of the current demand level for significant periods of time, would adversely affect our revenues, causing economic losses to our Company. Continuous poor economic performance could eventually lead to a deterioration in our financial coverage ratios and impairment charges arising from a decreased valued in our assets and cause us to exceed the financial covenants agreed upon in the Syndicated Loan (as defined below). A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress.

Additionally, we cannot assure you how the disease will evolve in Argentina and Mexico, nor predict any further restrictions that the Argentine or Mexican governments may impose.

Risks Related to our series A shares and the ADSs

The series A shares and ADSs are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move securities for trading between such markets.

As of the date of this annual report, our series A shares are listed and traded on the Mexican Stock Exchange and ADSs are listed on the NYSE. Markets for our series A shares or for the ADSs may not have liquidity and the price at which the series A shares or the ADSs may be sold is uncertain.

Trading in the ADSs or our series A shares on these markets takes place in different currencies (U.S. Dollars on the NYSE and Mexican pesos on the Mexican Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Mexico). The trading prices of the securities on these two markets may differ due to these and other factors. Any decrease in the price of our series A shares on the Mexican Stock Exchange could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying series A shares for trading on the other market without effecting necessary procedures with the Depositary. This could result in time delays and additional cost for holders of the ADSs.

The trading prices for the series A shares and the ADSs may fluctuate significantly.

Volatility in the market price of our series A shares and the ADSs may prevent investors from selling their securities at or above the price that they paid for them. The market price and market liquidity of our series A shares and the ADSs may be adversely affected by a number of factors, including, but not limited to, the extent of investor interest in us, the attractiveness of our series A shares in comparison to other equity securities (for instance, shares issued by a company with larger operating history in our own industry), our financial performance and general market conditions. Certain additional factors that could negatively affect, or result in fluctuations in, the price of our series A shares and the ADSs include:

•	actual or anticipated variations in our operating results;

•	potential differences between our actual financial and operating results and those expected by investors;

•	investors’ perceptions of our prospects and the prospects of our sector;

•	new laws or regulations or new interpretations of laws and regulations, including tax guidelines, applicable to the energy sector, our series A shares and/or the ADSs;

•	general economic trends and risks in the United States, Latin American or global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in our operations or earnings estimates or publication of research reports about us or the Latin American energy industry;

•	market conditions affecting the Latin American economy generally or borrowers in Latin America specifically;

•	significant volatility in the market price and trading volume of securities of companies in the energy sector, which are not necessarily related to the operating performance of these companies;

•	additions to or departures from our Management Team;

•	completing (or failing to complete) additional acquisitions or executing additional concession agreements;

•	speculation in the press or investment community;

•	changes in the credit ratings or outlook assigned to Latin American countries, particularly Mexico and Argentina, and entities of the energy sector;

•	political conditions or events in Argentina, Mexico, the United States and other countries; and

•	enactment of legislation or other regulatory developments that adversely affect us or our industry.

The stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. We cannot assure you that trading prices and valuations will be sustained. These broad market and industry factors may materially adversely affect the market price of our series A shares and the ADSs, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our series A shares and ADSs. Following periods of volatility in the market price of a company’s securities, that company may often be subject to securities class-action litigation. This kind of litigation may result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, results of operations and financial condition.

The relatively low liquidity and high volatility of the Mexican securities market may cause trading prices and volumes of our series A shares and the ADSs to fluctuate significantly.

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of aggregate market capitalization of the companies listed therein, but it remains relatively illiquid and volatile compared to other major foreign stock markets. Although the public participates in the trading of securities on the Mexican Stock Exchange, a substantial portion of trading activity on the Mexican Stock Exchange is conducted by or on behalf of large institutional investors. The trading volume for securities issued by emerging market companies, such as Mexican companies, tends to be lower than the trading volume of securities issued by companies in more developed countries. These market characteristics may limit the ability of a holder of our series A shares and may also adversely affect the market price of the series A shares and, as a result, the market price of the ADSs.

If securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, the price and trading volume of our series A shares and the ADS could decline.

The trading market for our series A shares and the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If no securities or industry analysts covers us, the trading price for our series A shares and the ADSs may be negatively impacted. If one or more of the analysts who covers us downgrades us or releases negative publicity about our series A shares and ADSs, our share price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our series A shares and the ADSs may decrease, which may cause our share price or trading volume to decline.

As a foreign private issuer and an “emerging growth company,” we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we have relied, and intend to keep relying, on exemptions from certain U.S. rules which permit us to follow Mexican legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure under the Securities Act, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the information which we have made or are required to make public pursuant to Mexican law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to take (and intend to continue taking) advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we do not have to comply with future audit rules promulgated by the PCAOB (unless the SEC determines otherwise) and our auditors do not need to attest to our internal control under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion (as adjusted for inflation), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our series A shares that is held by non-affiliates exceeds US$700.0 million as of the prior September 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you is not the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

We cannot predict if investors will find our series A shares or the ADSs less attractive because we rely on these exemptions. If some investors find our series A shares and the ADSs less attractive as a result, there may be a less active trading market for our series A shares and the ADSs and our share price may be more volatile.

ADS holders may be subject to additional risks related to holding ADSs rather than series A shares.

Because ADS holders do not hold their series A shares directly, they are subject to additional risks, including:

•	as an ADS holder, we do not treat you as one of our shareholders and you may not be able to exercise shareholder rights;

•

distributions on the series A shares represented by your ADSs are paid in Mexican Pesos to a custodian through Indeval, and before such custodian transfers any such distributions to the depositary for your benefit, it would be required to deduct withholding taxes, if any. The depositary would also be required to convert distributions made in Mexican Pesos into U.S. Dollars. Additionally, if the exchange rate fluctuates significantly prior to the depositary converting any distribution into U.S. Dollars, the amount of such distribution may decrease in terms of U.S. Dollars; and

•

we and the depositary may amend or terminate the Deposit Agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs.

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses and holders of our series A shares and ADSs may suffer further dilution.

We adopted our Long Term Incentive Plan in April 2018 for purposes of attracting and retaining talented people as officers, directors, employees and consultants which are key to us, incentivizing their performance and aligning their interests with ours. Under the Long Term Incentive Plan, our Board of Directors is authorized to grant restricted series A shares (“Restricted Stock”) and options to purchase our series A shares (“Stock Options”) to our officers, directors, employees and consultants. We reserved 8,750,000 series A shares issued on December 18, 2017 for the implementation of the Long Term Incentive Plan. As of December 31, 2019, 487,890 series A shares have been vested and are outstanding in connection with the Long Term Incentive Plan. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Additionally, the vesting of series A shares reserved for the Long Term Incentive Plan may cause immediate dilution to our existing shareholders and may also have a dilutive effect in our earnings per share. If all 8,262,110 series A shares currently reserved for the Long Term Incentive Plan became outstanding, our issued and outstanding share capital would increase approximately 9.6% based on 87,303,462 series A shares outstanding as of the date of this annual report.

ADS holders may be unable to exercise voting rights with respect to the shares underlying the ADSs at our shareholders’ meetings.

The depositary is treated by us for all purposes as the shareholder with respect to the shares underlying your ADSs. As a holder of ADSs, you do not have direct shareholder rights and may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the Deposit Agreement relating to the ADSs. There are no provisions under Mexican law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying series A shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. ADS holders may be unable to exercise voting rights with respect to the series A shares underlying the ADSs as a result of these practical limitations.

Preemptive rights may be unavailable to non-Mexican holders of ADSs and, as a result, such holders may suffer dilution.

Under our current by-laws, whenever we issue new shares for subscription and for payment in cash, subject to certain exceptions (such as those related to public offerings, mergers, or conversion of convertible securities, including our Warrants), we must grant preemptive subscription rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer preemptive rights to foreign shareholders and ADS holders identical to those of our shareholders residing in Mexico in connection with any future issuance of shares, unless we comply with certain specific requirements under the laws and regulations of the applicable jurisdictions of our non-Mexican shareholders. In the case of United States shareholders and ADS holders, we might not be able to offer them shares pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares, unless the offer of such shares is registered under the Securities Act or an exemption from the registration requirement is available.

We intend to evaluate, at the time of any preemptive prescription rights offering, the costs and potential liabilities associated with a registration statement or similar requirement to enable U.S. or other non-Mexican shareholders and ADS holders to exercise their preemptive subscription rights in the event of an issuance of shares; the indirect benefits of enabling U.S. and other non-Mexican shareholders and ADS holders to exercise preemptive subscription rights; and any other factors that we consider appropriate at the time. We will then decide whether to file such a registration statement or otherwise comply with a similar requirement.

In the event that a required registration statement or similar requirement is not filed or satisfied, U.S. or other non-Mexican shareholders or ADS holders, would not be able to exercise their preemptive subscription rights in connection with future issuances of our shares, and their stake in the Company might be diluted. In this event, the proportion of the economic and voting interests of such U.S. or other non-Mexican shareholders or ADS holders in our total equity could decrease in proportion to the size of the issuance. Depending on the price at which shares are offered, such an issuance could result in dilution in the book value per share to U.S. or other non-Mexican shareholders or ADS holders not participating in the capital increase.

Substantial sales of our series A shares or the ADSs could cause the price of our series A shares or the ADSs to decrease.

The market price of our series A shares and the ADSs may decline as a result of sales of a large number of series A shares and ADSs or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC, as well as any other regulation (including anti-trust rules) that may apply. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, the market price of our series A shares may decline significantly and, as a result, the market price of the ADSs. In addition, the perception in the public markets that sales by them might occur may also adversely affect the market price of our series A shares and the ADSs.

The protections afforded to minority shareholders in Mexico are not as comprehensive as those in other jurisdictions, such as the United States.

Under Mexican law, the protections afforded to minority shareholders and the responsibilities and duties of directors and senior officers are different or not as complete as those in the United States. Although Mexican law establishes specific duties of care and loyalty applicable to our directors, committee members and senior officers, the Mexican legal regime governing directors, committee members and senior officers, and their duties, is not as comprehensive or developed as in the United States and has not been the subject of as broad and precise judicial interpretation. In addition, the criteria applied in other jurisdictions, including in the United States, to ascertain the independence of corporate directors may be different from the criteria applicable under corresponding Mexican laws and regulations. Furthermore, in Mexico, there are different procedural requirements for shareholder suits that work exclusively for our benefit (such as with respect to derivative suits) and not for the benefit of our shareholders (even those that initiate an action). As a result, it may be more difficult in practice for our minority shareholders to enforce their rights against us or our directors, committee members or senior officers, including for breach of their duties or care or loyalty) than it would be for shareholders of a United States or other non-Mexican company or to obtain compensation for minority shareholders, for losses caused by directors, committee members or senior officers as a result of a breach of their duties.

Our bylaws contain provisions aimed at restricting the acquisition of our shares and restricting the execution of voting agreements among our shareholders.

Pursuant to our bylaws, every direct or indirect acquisition of shares, or attempted acquisition of shares, of any nature by one or more persons or entities requires the prior written approval by the Board of Directors each time that the number of shares to be acquired, when added to any shares already owned by such person or entity, results in the acquirer holding 10% or more of our outstanding capital stock. Once such percentage is reached, such person or entity must notify our Board of Directors of any subsequent acquisition of shares by any such person or entity through which they acquire additional shares representing 2% or more of our outstanding capital stock. Prior, written approval must also be requested from our Board of Directors for the execution of written or oral agreements, as a consequence of which voting association, block voting, or binding or joint vote mechanisms or covenants are formed or adopted or certain shares are combined or shared in any other manner, which effectively results in a change in control of our Company or a 20% ownership interest in our Company. No additional authorization is required to carry-out such acquisitions or to execute a voting agreement until the ownership percentage of our outstanding capital stock is equal to or greater than 20%, nor is any additional authorization required with respect to entering temporary agreements for appointment of minority directors.

If an acquirer does not comply with the procedures described above, such acquired shares or shares regarding any voting agreement will not have any voting rights at any shareholders’ meeting of our Company. Any such acquired shares which have not been approved by our Board of Directors shall not be registered in our stock registry book, entries in our stock registry book made beforehand will be canceled and the Company will not acknowledge or give any value to the records or listings referred to in Article 290 of the Mexican Securities Market Law (Ley del Mercado de Valores), any other provision that might substitute it from time to time and other applicable law. Therefore, such records or listings mentioned above will not be considered evidence of ownership of shares, shall not grant the right to attend shareholders’ meetings or validate the exercise of any legal action, including any legal action of a procedural nature.

The provisions in our bylaws described above may only be amended or removed by the approval of shareholders holding at least 95% of our shares. This could hinder the process of selling our shares or the execution of agreements in connection with those shares.

These provisions in our bylaws could potentially discourage future purchases of a significant number of our shares, including potential future acquirers of our business, and, accordingly could adversely affect the liquidity and price of our series A shares.

Holders of our series A shares and the ADSs may suffer further dilution as a result of the exercise of our outstanding warrants.

The issuance of shares upon the exercise of outstanding warrants may cause immediate dilution to our existing shareholders. As of the date of this annual report, we had 70,000,000 Warrants and 29,680,000 Sponsor Warrants outstanding (totaling 99,680,000 warrants outstanding) that are exercisable for 23,333,333 and 9,893,333 series A shares, respectively. Three warrants entitle the holder thereof to purchase one series A share at a price of US$11.50 per series A share. The exercise of such warrants and the corresponding issuance of series A shares may also have a dilutive effect in our earnings per share. The warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for a series A share for any 20 trading days within an applicable 30-trading day period equals or exceeds the Mexican Peso equivalent of US$18.00 and we decide to early terminate the exercise period thereof. See “Item 8—Additional Information—Memorandum and Articles of Association—Warrants.”

If all outstanding warrants were exercised, our issued and outstanding share capital would increase by 33,226,667 series A shares, or approximately 36.06% based on 87,303,462 series A shares outstanding as of the date of this annual report. This would result in an immediate dilution to our shareholders and ADSs holders. Exercise of the outstanding warrants may also put demand pressure on the price of our series A shares and the ADSs.

The payment and amount of dividends are subject to the determination of our shareholders.

The amount available for cash dividends, if any, will be affected by many factors, including our future operating results, financial condition and capital requirements as a result thereof, and the terms and conditions of legal and contractual restrictions. Also, the amount of cash available for dividend payments may vary significantly from estimates. There can be no assurance that we will be able to pay or maintain the payment of dividends. Our actual results may differ significantly from the assumptions made by our Board of Directors in recommending dividends to shareholders or in adopting or amending a dividend policy in the future. Also, there can be no assurance that our Board of Directors will recommend a dividend payment to our shareholders or, if recommended, that our shareholders will approve such a dividend payment. The payment of dividends and the amounts of dividend payments paid by us to our series A shares are subject to the approval of our shareholders and our having absorbed or repaid losses from prior years and also may only be paid from retained earnings approved by our shareholders and if legal reserves have been created.

Dividend distributions to holders of our series A shares will be made in Mexican Pesos.

We will make dividend distributions to holders of our series A shares in Mexican Pesos. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican Pesos into U.S. Dollars or other currencies, it could institute restrictive exchange control policies in the future. Future fluctuations in exchange rates and the effect of any exchange control measures adopted by the Mexican government on the Mexican economy cannot be predicted.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, and significant expenses to remediate any internal control deficiencies and could ultimately have an adverse effect on the market price of the ADSs.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the year ending December 31, 2020, our management will be required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, and can provide no assurance that from time to time we will not identify concerns that could require remediation. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 which may have an adverse effect on us.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

We are required to comply with various regulatory and reporting requirements, including those required by the Commission and the CNBV. Complying with these reporting and regulatory requirements is time consuming, resulting in increased costs to us or other adverse consequences. As a public company, we are subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, in addition to the existing disclosure requirements by the Mexican Securities Market Law and CNBV rules. These requirements may place a strain on our systems and resources. The Exchange Act rules applicable to us as a foreign private issuer requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNBV rules require that we make annual and quarterly filings and that we comply with disclosure obligations including current reports. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition.

Our bylaws, in compliance with Mexican law, restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.

As required by Mexican law, our bylaws provide that non-Mexican shareholders are considered to be Mexican with respect to shares held by them. Moreover, non-Mexican shareholders explicitly agree not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, though such agreement is not deemed to include a waiver to any other rights (for instance, any rights under the United States securities laws, with respect to its investment in us). If you invoke such governmental protection in violation of this provision of the bylaws, your series A shares may be forfeited to the Mexican government.

As a foreign private issuer, we are permitted to, have relied, and intend to keep relying, on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of the ADSs.

The NYSE’s rules require listed companies to have, among other things, a majority of their board members be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer and a controlled company, we are permitted to follow home country practice in lieu of the above requirements. Mexican law does not require that a majority of our board consist of independent directors or the implementation of a compensation or nominating committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to the NYSE rules applicable to most U.S. companies. As long as we rely on the foreign private issuer and controlled company exemptions to the NYSE rules, a majority of our Board of Directors is not required to consist of independent directors and we will not be required to have a compensation or nominating committee. Therefore, our board’s approach may be different from that of a board with a majority of independent directors, and, as a result, the management team’s oversight of the Company may be more limited than if we were subject to the NYSE rules applicable to most U.S. companies.

It may be difficult to enforce civil liabilities against us or our directors or officers.

We are a publicly traded company with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and a majority of the members of our Board of Directors and Management Team, our advisors and independent auditors reside or are based outside the United States. All of our assets and the assets of our subsidiaries are located, and all of our revenues and the revenues of our subsidiaries are derived from, sources outside the United States, particularly in Mexico and Argentina. Consequently, it may not be possible for you to effect service of process upon us or these other persons. Because judgments of U.S. courts or courts of other jurisdictions outside of Mexico and/or Argentina for civil liabilities based upon foreign laws of other jurisdictions outside Mexico and/or Argentina may only be enforced in Mexico and/or Argentina if certain requirements are met, you may face greater difficulties in protecting your interests through actions against us, our directors or the members our Management Team than would shareholders of a corporation incorporated in the United States or in other jurisdictions outside of Mexico. There is doubt as to the enforceability, in original actions in Mexican courts and/or Argentine courts or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico and/or Argentina, of liabilities predicated, in whole or in part, on the civil liability provisions of U.S. federal securities laws. No treaty exists between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country. In addition, the enforceability in Argentine courts of judgments of U.S. or non-Argentine courts with respect to matters arising under U.S. federal securities laws or other non-Argentine regulations will be subject to compliance with certain requirements under Argentine law, including the condition that any such judgment does not violate Argentine public policy (orden público argentino) and provided that an Argentine court will not order the attachment on any property located in Argentina and determined by such court to be essential for the provision of public services.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement. If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would analyze whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of our series A shares who sell or transfer series A shares acquired after January 1, 2018 and representing 10% or more of our equity may be subject to Argentine capital gains tax under Argentine tax law.

Under Argentine tax law, non-Argentine residents who sell or transfer shares or other interests in foreign entities acquired after January 1, 2018 may be subject to capital gains tax in Argentina if 30% or more of the market value of the foreign entity is derived from assets located in Argentina and the shares being sold or transferred represent 10% or more of the equity interests of such foreign entity. Therefore, any non-Argentine holder of our series A shares who sell or transfer series A shares acquired after January 1, 2018 representing 10% or more of our equity interests would be subject to the Argentine capital gains tax.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Vista Oil & Gas, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We were originally incorporated in Mexico on March 22, 2017.

Our principal executive offices are located at Calle Volcán No. 150, Floor 5, Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo, Mexico City, Zip Code 11000, Mexico. Our telephone number at this location is +52 (55) 4163-9205. Our website is http://www.vistaoilandgas.com. Information contained on, or accessible through, this website is not incorporated by reference in, and will not be considered part of, this annual report. The Securities and Exchange Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission.

Significant Events of 2019

Production and reserves growth

During 2019, average daily production was 29,112 barrels of oil equivalent per day (boe/d), comprised of 18,244 barrels of oil per day(representing 63% of the total production), 1.62 million cubic meters per day (MMm3/d) of natural gas (representing 35% of the total production) and 700 boe/d of NGL, representing the remaining 2% of total production. Total production in 2019 increased 19% as compared to total production in 2018, which was 24,470 boe/d.

Proved reserves reached 101.8 MMboe as of December 31, 2019, a 77% increase compared to the 57.6 MMboe as of December 31, 2018, as certified by our independent qualified reserves auditors, D&M and NSI. The increase was mainly driven by our shale oil development in Bajada del Palo Oeste, which added 49.2 MMboe. The implied reserves replacement ratio as of December 31, 2019 was 516%, resulting from a reserves replacement ratio of 633% in oil reserves and 298% in gas reserves.

Vaca Muerta Development

During 2019, we completed and tied-in our first 8 shale wells and drilled the third 4-well pad, which took our Bajada del Palo Oeste shale production from zero to more than 10,000 boe/d in August 2019, and had an average daily production of 4.9 Mboe/d in the year ended December 31, 2019. In each of the three pads, two wells were landed in La Cocina while the other two were landed in Organic. We completed each pad with 10 clusters per frac stage with a frac spacing of 246 feet (75 meters) in the first pad and 197 feet (60 meters) in the second and third ones (except for one well in the third pad that was completed with a 40 meter frac spacing). We believe that the focus and expertise of our team allowed us to achieve 19.3 hours of pumping time in a 24-hour period, fluids of 12,697 m3 and sand of 42,856 sxs, resulting in 8 frac stages in a single day and 5.0 average frac stages per day in our first pad. Such figures were improved in our second 4-well pad, by reaching a pumping time of 22 hours in a single day and, consequently, achieving 11 frac stages in a single day and 7.6 average frac stages per day. The performance and cost improvements in the drilling of our third pad were mainly driven by the use of a spudder rig (which has a lower tariff rate) to drill the surface and intermediate sections, the use of a Rotary Steering System during the build-up section, the transfer of water to tanks on location using a flat-hose to improve water cost and logistics during completion and the continued improvement through our “One-Team” contracting model.

Global Offering in the U.S. and NYSE listing and other public debt issuances

In July 2019, we completed a global offering consisting of a follow-on public offering in Mexico of our series A shares and an international public offering in the United States and other countries of our series A shares represented by American Depositary Shares on the NYSE for a total amount of 10,906,257 series A shares (including all over-allotment options). Our ADSs began trading on the NYSE on July 26, 2019, under the ticker symbol “VIST.” The gross proceeds of the global offering amounted to approximately $101 million, before fees and expenses.

In addition, in July 2019, Vista Argentina issued a 24-month bullet bond for US$50 million at a flat interest rate of 7.88% per annum. In August 2019, Vista Argentina issued a 36-month bullet bond for an additional US$50 million at a flat interest rate of 8.50% per annum. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Águila Mora Unconventional Exploitation Concession

On November 29, 2019, the Governor of the Neuquén Province issued the Decree 2597 pursuant to which Gas y Petróleo del Neuquén S.A. (“GyP”) was granted an unconventional exploitation concession over the Águila Mora block for a term of 35 years (renewable upon termination and subject to certain conditions for successive 10-year extensions) in replacement of the existing exploration permit over the block.

GyP holds the mining rights over Águila Mora. Vista (i) holds a 90% working interest in a joint venture with GyP for the exploration and exploitation of the hydrocarbons in Águila Mora; and (ii) is the operator of Águila Mora.

The abovementioned unconventional exploitation concession includes an initial pilot plan of two years, during which Vista must (i) return to production three wells previously drilled and completed by the former operator, (ii) drill two new horizontal wells, and (iii) build surface facilities, for a total investment of approximately US$32,000,000.

In consideration for the concession, Vista paid the Neuquén Province the following amounts: (i) US$700,000 as an infrastructure bonus; and (ii) US$800,000 for corporate and social responsibility.

Corporate Reorganization

On July 2, 2019, we completed a corporate reorganization process whereby APCO Oil & Gas S.A.U. and APCO Argentina were merged by absorption without liquidation into Vista Argentina as part of a tax-free reorganization under the terms of the Argentine Income Tax Law (the “Argentine Reorganization”). The Argentine Reorganization was effective as of January 1, 2019 and since such date APCO Oil & Gas S.A.U. and APCO Argentina had effectively been operating as a consolidated entity under Vista Argentina.

Sale of Series A Shares to Kensington Investments B.V.

On February 12, 2019, we completed the sale to Kensington Investments B.V. (“Kensington”) of 5 million series A shares and 5 million warrants to purchase series A shares for an amount of US$50.0 million and, additionally, 500,000 series A shares for an amount of US$5.0 million. Kensington, a wholly-owned subsidiary of the Abu Dhabi Investment Council Company P.J.S.C., a public joint stock company indirectly owned by the government of the Emirate of Abu Dhabi in the United Arab Emirates, is the sole limited partner of Riverstone Vista Capital Partners, L.P. (“RVCP”). The aforementioned sale was consummated pursuant to a certain forward purchase agreement among Vista and RVCP, that provided for the sale by Vista of certain series A shares and warrants to purchase series A shares to RVCP and its permitted transferees, and a related subscription commitment between Vista and Kensington. At the closing of the aforementioned sale, RVCP instructed Vista to transfer the relevant series A shares and warrants to Kensington.

Recent Developments

Completion of third pad

In February 2020, we completed our third 4-well pad in our Vaca Muerta development in the Bajada del Palo Oeste concession. We completed our third pad with a total of 177 frac stages, resulting in a cost per frac stage of US$189 thousands, compared to US$220 thousands in our first pad. The total normalized (to a 2,500 meters and 34 frac stages well) cost per well in the third pad totaled US$11.7 million, resulting in savings of 15% from the US$13.8 million of our first pad. We believe the improvement in our completion performance in our third pad is mainly a result of using silobags to store proppant near the pad’s location and a monoline frac-manifold system to connect all the 4 wells, as well as a rig-lock wireline connection and frac valves remote greasing.

Covid-19 pandemic

In late December 2019, a novel form of a pneumonia first noticed in Wuhan, Hubei province (Covid-19, caused by a new strain of coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization characterized the Covid-19 as a pandemic. Several measures have been undertaken by governments of the countries where the coronavirus has affected broad swathes of the population, such as the countries of the European Union, the United Kingdom, the United States of America, South Korea and Japan, among others, to control the coronavirus, including mandatory quarantines, travel restrictions to and from the above listed countries by air carriers and foreign governments.

The Covid-19 outbreak is currently causing a significant impact on the global economy and financial markets, the oil and gas industry, and our operations in Argentina and Mexico.

We summarize below the main drivers that we currently believe will affect our performance during 2020, and probably beyond:

Decline in oil demand. The demand of our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. The effects of the Covid-19 global crisis have led to a worldwide economic slowdown, and as a result there has been a decrease in global demand for crude oil and derivatives. Latest estimates from EIA, IEA and OPEC forecast that global crude oil demand would decline by between 12 MMbbl/d and 23 MMBbl/d during the second quarter of 2020 compared to the second quarter of 2019. In addition, governments around the globe, including Argentina and Mexico, have implemented measures to protect their population against the Covid-19. These preventive measures have caused a decrease in demand of certain goods and services, including petroleum products. As of the date of this annual report, we cannot predict what effect these measures will have on our operations or our financial condition. In Argentina we are currently experiencing similar levels of crude oil demand contraction, which has forced us to shut-in production, as explained below.

Decline in international crude oil prices. As discussed in “Item 3—Key Information—Risk Factors—Risks related to our Business and Industry—We are exposed to the effects of fluctuations in the international prices of oil and gas”, during March and April 2020, Brent oil prices were forced downwards by contracting crude oil demand and the lack of consensus between OPEC and OPEC+ regarding production curtailments in early March. Argentine crude oil prices are linked to Brent, so were also forced downwards, amid a collapsing demand in the domestic market. As a result, our average realized oil prices during March were $24.6/bbl. It is not possible to predict whether these price levels will improve during the following quarters.

Activity. In light of lower realized prices in Argentina and Mexico, and due to the sudden drop in crude oil demand in Argentina, on March 20, 2020 we decided to stop our drilling and completion activity in our Vaca Muerta project in Bajada del Palo Oeste.

Production. Due to the contraction in crude oil demand, on March 20, 2020, we decided to shut-in our 12 wells in Vaca Muerta, which equates to approximately 30% of our total production. Prior to this curtailment we had achieved a peak of 11,500 boe/d in our shale production, with over 2,600 boe/d from a single well. As of the date of this annual report we have little visibility regarding when demand levels will be sufficient to enable us to return such wells to production. In this respect, we have hired a shipping vessel to store our crude oil production for a total amount of approximately 300,000 barrels, to be loaded during the second quarter of 2020 and delivered to off-takers during the third and fourth quarters of 2020.

Cost Savings. We are currently implementing several cost-saving plans to reduce capital expenditures, operating expenditures and general expenses for the year 2020, prioritizing cash preservation and seeking to maintain a solid cash position. Capital expenditure savings will be related to reduced drilling and completion activity, as discussed above, and postponing facilities and other projects to 2021. Operating expenditure savings are expected to be generated by lower pulling activity and the renegotiation of rates and tariffs with service contractors.

Financial performance. The combination of lower realized prices and lower production levels will likely adversely impact our net revenues, Adjusted EBITDA and cash flows from operations in the coming quarters. Continuous poor economic performance could eventually lead to recognition of impairment charges of some assets which could include accounts receivables, deferred tax assets goodwill and property, plant and equipment in the future, a deterioration in our financial coverage ratios, and cause us to exceed the financial covenants agreed upon in the Syndicated Loan. A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress.

In light of all the above mentioned circumstances and given the uncertainty of the lasting effect of the Covid-19 pandemic, Vista has adopted decisive measures. Vista has continued to operate during the Covid-19 pandemic, while monitoring the impact on the health of our workers and on our business operations. In accordance with our business continuity plan, we have reduced our workforce active in our fields, implemented alternating shifts, allowed most of our workforce to work remotely and implemented additional procedures to disinfect our facilities. In addition, we are performing temperature checks for those employees working in the fields and implemented a protocol for Covid-19 symptoms and diagnosis.

For more information on the risks related to the Covid-19 pandemic see “Item 3—Key Information—Risk Factors—Risks related to our Business and Industry—We are exposed to the effects of fluctuations in the international prices of oil and gas”, “Item 3—Key Information—Risk Factors—Risks related to our Business and Industry—We are exposed to contractions in the demand of crude oil and natural gas and contractions in the demand of any of their by-products” and “Item 3—Key Information—Risk Factors— Risks Related to the Argentine and Mexican Economies and Regulatory Environments—The novel coronavirus could have an adverse effect on our business operations”.

Changes to the capital structure of Aleph Midstream

Aleph Midstream S.A. (“Aleph Midstream”) is a company that started operating in August 2019 and became the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina basin, spearheading a new paradigm for the development of the Vaca Muerta shale play built on the concept of long-term partnerships with upstream-focused producers.

In light of the uncertain macroeconomic and industry scenario and the reduction of our midstream facilities capex needs, we agreed to terminate our midstream joint venture with an affiliate of Riverstone, an affiliate of Southern Cross Group and certain individual co-sponsors (the “Financial Sponsors”) that we had entered into in June, 2019. Accordingly, on March 31, 2020, Vista completed the acquisition from the Financial Sponsors of all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph Midstream, at an aggregate purchase price of US$37.5 million (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors). As a result of such transactions, Aleph Midstream is a wholly owned subsidiary of Vista. For more information on Aleph Midstream, see “Item 7—Major Shareholder and Related Party Transactions—Related Party Transactions—Aleph Midstream”.

Issuance of 4-year bond by Vista Argentina

On February 22, 2020, Vista Argentina issued a 4-year bullet bond for US$ 50 million with a 3.50% annual interest rate payable biannually. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

BUSINESS OVERVIEW

We are an independent Latin American oil and gas company operating since April 4, 2018. We own high-quality, low-operating cost, high-margin conventional producing assets in Argentina and Mexico, with most of our production and revenues originating in Argentina. In addition, most of our ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including our currently-producing Vaca Muerta wells. Led by an experienced management team, we seek to generate strong returns for our shareholders by leveraging our strong cash flow-producing conventional assets and developing our premier shale acreage in our approximately 134,000 net acres in the Vaca Muerta shale play in Argentina, as well as by increasing the oil recovery factor of the conventional assets we operate in Argentina, which is currently lower than the average 15% recovery factor observed in analogous on-shore fields with a solution gas drive drainage mechanism.

During the fourth quarter of 2019, we were the fourth largest shale oil producer of Argentina with 8 wells according to the Argentine Secretariat of Energy. Our average daily production was 29,112 boe/d in the year ended December 31, 2019. Our strategy is to increase our total production through the development of our Bajada del Palo Oeste block in Vaca Muerta. As of the date of this annual report, our portfolio of assets includes working interests in 16 hydrocarbons blocks, 13 of which are located in Argentina and 3 in Mexico. We operate ten of those blocks, which represent 97% of our net production. In Argentina, we hold approximately 525,000 net acres, of which we operate 96%.

As of December 31, 2019, our total proved reserves were 101.8 MMboe, 52% of which are located in shale reservoirs, of which 70% consist of oil and 99.7% of which are located in Argentina. We have identified more than 400 potential high-return locations within our core Vaca Muerta development acreage, amounting to an estimated 11-year drilling inventory that we plan to increase through further delineation of our prospective acreage, evaluation of additional stacked landing zones and reduced well spacing.

In addition, we increased our average daily production by 19%, from 24,470 boe/d during the year ended December 31, 2018 to 29,112 boe/d during the year ended December 31, 2019. Such growth was mainly driven by the development of our Vaca Muerta acreage in the Bajada del Palo Oeste concession, where we completed and tied-in our first 8 wells. After 180 days, average production of the 8 wells was 28% above our type curve. Additionally, our shale production reached more than 10,000 boe in one day in August 2019 and total production averaged more than 33,000 boe/d during that month. Since the beginning of our operations, we have significantly reduced operating costs and maximized productivity of our assets with state-of-the-art technology, streamlined service contracts and cost-efficient pay-for-performance contracts.

The following map illustrates the location of our concessions in Argentina, except for two non-operated blocks in the Noroeste and Golfo San Jorge basins, as of the date of this annual report:

Our Operations

During the fourth quarter of 2019, we were the fourth largest shale oil producer of Argentina with 8 wells according to the Argentine Secretariat of Energy. Our average daily production was 29,112 boe/d in the year ended December 31, 2019. Our strategy is to increase our total production through the development of our bajada del Palo Oeste block in Vaca Muerta. As of the date of this annual report, our portfolio of assets includes working interests in 16 hydrocarbons blocks, 13 of which are located in Argentina and 3 in Mexico. We operate ten of those blocks, which represent 97% of our net production. In Argentina, we hold approximately 525,000 net acres, of which we operate 96%.

As of December 31, 2019, our total proved reserves were 101.8 MMboe, 52% of which are located in shale reservoirs, of which 70% consist of oil and 99.7% of which are located in Argentina.

We combine conventional assets that generate significant low-risk cash flow, with a solid balance sheet and an actionable and profitable growth plan to develop our shale oil acreage. The following table presents information on our concessions, estimated reserves and production for the periods indicated:

Block	Gross acres	Net acres	Interest	Operator		Net proved reserves as of Dec. 31, 2019 (MMboe)	Average net production for the year ended Dec 31, 2019 (Mboe/d)	Concession Expiration
Neuquina basin
Entre Lomas Neuquén	99,665	99,665	100%	Vista		2.8	2.9	2026
Entre Lomas Río Negro	83,349	83,349	100%	Vista		16.2	5.6	2026
Bajada del Palo Oeste	62,641	62,641	100%	Vista		62.7	9.8	2053
Bajada del Palo Este	48,853	48,853	100%	Vista		2.9	1.4	2053
Jarilla Quemada(1)	47,617	47,617	100%	Vista		0.9	0.7	2040
Charco del Palenque(1)	47,963	47,963	100%	Vista		—	—	2034
25 de Mayo-Medanito	32,247	32,247	100%	Vista		6.7	3.5	2026
JDM	48,359	48,359	100%	Vista		6.7	4.3	2025
Coirón Amargo Norte	26,598	14,629	55%	Vista		0.4	0.3	2037
Águila Mora	23,475	21,128	90%	Vista		—	0.0	2054
Coirón Amargo Sur Oeste	16,440	1,644	10%	Shell		1.6	0.2	2053
Golfo San Jorge basin
Sur Río Deseado Este	75,604	12,807	16.9%	Alianza Petrolera		—	—	2021
Noroeste basin
Acambuco	293,747	4,406	1.5%	Pan American Energy		0.6	0.2	2036/2040
Mexico
CS-01	23,517	11,758	50%	Vista	(2)	0.2	0.2	2047
A-10	85,829	42,915	50%	Vista	(2)	0.1	0.2	2047
TM-01	17,889	8,944	50%	Jaguar		—	0.0	2047

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)	Jaguar will be the operator until the approval of transfer of operatorship to Vista by the CNH.

Main Operating Subsidiaries

Vista Argentina

Vista Argentina (formerly PELSA, our predecessor company) is an Argentine company with administrative offices in Buenos Aires and Neuquén and a field office with technical staff located on the Entre Lomas concession dedicated to the E&P of hydrocarbons and the commercialization of oil, natural gas and NGL. In the Neuquina basin, it currently operates and holds a (i) 100.00% interest in the following exploitation concessions: Entre Lomas Neuquén, Entre Lomas Río Negro, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, 25 de Mayo-Medanito and JDM, (ii) 55% operated interest in the exploitation concession Coirón Amargo Norte located in the Province of Neuquén, (iii) 16.95% non-operating interest in the exploitation concession Sur Río Deseado Este, located in the Province of Santa Cruz, operated by a subsidiary of Cruz Sur Energy (formerly known as Pentanova Energy Corp.), Alianza Petrolera, (iv) 44% non-operating interest in an exploration agreement relating to Sur Río Deseado Este, operated by Quintana E&P Argentina S.R.L. (“Quintana E&P”), (v) 1.50% non-operating interest in the exploitation concession Acambuco, located in the Province of Salta, operated by Pan American Energy

LLC (Argentine Branch), (vi) 90% operated interest in the unconventional exploitation concession Águila Mora located in the Province of Neuquén, and (vii) 10% non-operating interest in the Coirón Amargo Sur Oeste unconventional exploitation concession (operated by Shell). As of December 31, 2019, Vista Argentina had 294 direct employees and approximately 2,100 outsourced staff available to provide services in our operations, of which approximately 450 are required for Vista Argentina’s daily operations.

On July 2, 2019, we completed a corporate reorganization process whereby APCO Oil & Gas S.A.U. and APCO Argentina were merged by absorption without liquidation into Vista Argentina as part of a tax-free reorganization under the terms of the Argentine Income Tax Law. The Argentine Reorganization was effective as of January 1, 2019 and since that date APCO Oil & Gas S.A.U. and APCO Argentina had effectively been operating as a consolidated entity under Vista Argentina.

APCO Oil & Gas S.A.U.

APCO Oil & Gas S.A.U. ceased to exist on July 2, 2019, date on which it was merged by absorption without liquidation into Vista Argentina as a result of the Argentine Reorganization.

Vista Holding I

Vista Holding I is a Mexican company with administrative offices in Mexico City incorporated for purposes of, among other things, participate as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. It currently holds a 100% interest in Vista Argentina and a 100% indirect interest in Aleph Midstream.

Vista Holding II

Vista Holding II is a Mexican company with administrative offices in Mexico City incorporated for purposes of, among other things, participate as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. It is the holder of 50% working interests in the CS-01, TM-01 and A-10 license contracts. As of December 31, 2019, Vista Holding II had 6 employees.

Aleph Midstream

Aleph Midstream is a company that started operating in August 2019 and became the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina basin, spearheading a new paradigm for the development of the Vaca Muerta shale play built on the concept of long-term partnerships with upstream-focused producers.

On March 31, 2020, Vista completed the acquisition from affiliates of Riverstone, Southern Cross Group and certain individual co-sponsors (the “Financial Sponsors”) of all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph Midstream, at an aggregate purchase price of US$37.5 million (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors). As a result of such transactions, Aleph Midstream is a wholly owned subsidiary of Vista.

Argentina

Overview

During the years ended December 31, 2018 and, 2019 our production was concentrated in the Neuquina basin in the following assets: Entre Lomas Neuquén, Entre Lomas Río Negro, Bajada del Palo Oeste, JDM, 25 de Mayo-Medanito, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada and Coirón Amargo Norte. We also have some assets in Golfo San Jorge and Noroeste basins which, together with the Neuquina basin assets, amount to approximately 525,000 net acres. As of December 31, 2019, we owned 1,004 productive wells and over 200 injector wells in Argentina.

We have approximately 134,000 net acres located in the Vaca Muerta shale oil formation in Bajada del Palo Oeste, Bajada del Palo Este, Águila Mora and Coirón Amargo Sur Oeste. We operate three of these blocks, representing 99% of our shale net acreage. These assets are surrounded by blocks in which other operators have conducted successful pilots and are in full field development, including Loma Campana, La Amarga Chica, El Orejano, Bandurria Sur, Cruz de Lorena and Sierras Blancas blocks with an oil average daily production of 107.7 Mbbl/d in 2019 (representing 72% of the total Vaca Muerta average daily oil production of the period). We believe our exposure to geological and operational risk is reduced as a result of the successful pilots and developments from the surrounding concessions. In addition, the Bajada del Palo Oeste block, where we tied-in all of our 12 operated shale oil wells targeting the Vaca Muerta formation, and which took our shale production from zero to more than 10,000 boe/d in August 2019, boosted by strong individual well performance, is adjacent to our existing transportation and treatment facilities, which have sufficient spare capacity to process and deliver our initial shale production to the market, thus supporting our production ramp-up and cash flow generation targets. Given that most of our operated shale acreage is clustered together, we will be able to take advantage of the synergies generated by shared surface facilities, drilling rigs, completion service contracts and operations and maintenance service contracts to lower the development and operating costs of our shale production.

We have a significant inventory of over 400 drilling locations targeting the Vaca Muerta shale oil formation within our core development acreage, which provide us with over 11 years of drilling inventory. Our drilling inventory is currently located in the Bajada del Palo Oeste block and provides attractive production growth and high return opportunities. We intend to expand our drilling inventory by testing additional stacked pay zones, such as the Upper, Mid and Lower Carbonate, reducing well spacing in the Bajada del Palo Oeste block and further delineating our acreage in the Bajada del Palo Este and Águila Mora blocks.

As of December 31, 2019, our total proved reserves in Argentina were 101.5 MMboe, of which 70% consisted of oil reserves. Our average daily production for the year ended December 31, 2019 was 28,741 boe/d, of which 63% was crude oil, 35% natural gas and the remaining 2% was NGL. We have reduced our average operating cost from US$13.9 per boe during the year ended December 31, 2018 (information corresponding to all assets acquired in the Initial Business Combination) to US$10.8 per boe for the year ended December 31, 2019 by controlling costs with a new contracting model and strong focus on absorbing unconventional production growth with the existing cost base.

Crude Oil Production and Natural Gas Production in Argentina

We operate most of our blocks. Almost 100% of our production is Medanito light crude oil, which has a gravity higher than 30º API density.

Block	Average net oil production for the year ended December 31, 2019 (Mbbl/d)(2)	Average net gas production for the year ended December 31, 2019 (MMcf/d)(2)	Average net NGL production for the year ended December 31, 2019 (Mbbl/d)(2)
Neuquina basin
Entre Lomas Neuquén	1.3	0.9	0.6
Entre Lomas Río Negro	3.3	2.2	—
Bajada del Palo Oeste	5.5	24.1	—
Bajada del Palo Este	0.6	4.2	0.1
Jarilla Quemada(1)	0.3	1.9	0.0
Charco del Palenque(1)	—	—	—
25 de Mayo-Medanito	3.3	1.1	—
JDM	3.3	5.9	—
Coirón Amargo Norte	0.2	0.2	—
Águila Mora	0.0	0.0	—
Coirón Amargo Sur Oeste	0.2	0.1	—
Golfo San Jorge basin
Sur Río Deseado Este	—	—	—
Noroeste basin
Acambuco	0.0	0.9	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)

Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline. Our production of natural gasoline is mixed and sold with our crude oil and condensate production and represents less than 0.05% of our average daily production.

Block	Average net oil production for the nine-month period ended December 31, 2018 (Mbbl/d)(3)	Average net gas production for the nine-month period ended December 31, 2018 (MMcf/d)(3)	Average net NGL production for the nine-month period ended December 31, 2018 (Mbbl/d)(3)
Neuquina basin
Entre Lomas Neuquén	1.2	1.8	0.1
Entre Lomas Río Negro	3.8	12.9	0.6
Bajada del Palo Oeste(1)	1.2	20.1	0.1
Bajada del Palo Este(1)	0.6	4.4	0.0
Jarilla Quemada(2)	0.4	2.6	0.0
Charco del Palenque(2)	—	—	—
25 de Mayo-Medanito	3.7	1.8	0
JDM	3.1	5.8	0
Coirón Amargo Norte	0.3	0.2	0
Águila Mora	0	.	0
Coirón Amargo Sur Oeste	0.2	0.1	0
Golfo San Jorge basin
Sur Río Deseado Este	0	0	0
Noroeste basin
Acambuco	0.0	1.1	0

(1)

Based on the proved developed reserves for Bajada del Palo Oeste and Bajada del Palo Este blocks to the working interest of Vista as of December 31, 2018 (which constituted a single block prior to December 21, 2018), we estimate that from Bajada del Palo’s total production during the nine-month period ended December 31, 2018, 66% of total oil volumes, and 82% of total natural gas volumes correspond to the Bajada del Palo Oeste concession.

(2)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(3)

Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline. Our production of natural gasoline is mixed and sold with our crude oil and condensate production and represents less than 0.05% of our average daily production.

The information included in the table below corresponds to all assets acquired by us in the Initial Business Combination. Our average daily production was 24,470 boe/d for the year ended December 31, 2018.

Block	Average net oil production for the three-month period ended March 31, 2018 (Mbbl/d)	Average net gas production for the three-month period ended March 31, 2018 (MMcf/d)	Average net NGL production for the three-month period ended March 31, 2018 (Mbbl/d)
Neuquina basin
Entre Lomas Neuquén	1.2	1.7	0.1
Entre Lomas Río Negro	4.0	11.0	0.6
Bajada del Palo Oeste	1.3	20.0	0.1
Bajada del Palo Este	0.7	4.4	0.0
Jarilla Quemada(1)	0.5	3.1	0.0
Charco del Palenque(1)	—	—	—
25 de Mayo-Medanito	3.6	2.2	0
JDM	3.0	6.1	0
Coirón Amargo Norte	0.3	0.4	0
Águila Mora	0	0	0
Coirón Amargo Sur Oeste	0.1	0.1	0
Golfo San Jorge basin
Sur Río Deseado Este	0	0	0
Noroeste basin
Acambuco	0.0	1.2	0

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque productions).

Concessions

We have obtained participation interests in the following oil and gas concessions in Argentina:

Neuquina basin: (a) a 100% operating interest in the exploitation concessions 25 de Mayo-Medanito and Jagüel de los Machos, Entre Lomas Neuquén and Entre Lomas Río Negro, which we refer to collectively as “Entre Lomas,” Bajada del Palo Oeste, Bajada del Palo Este, and Jarilla Quemada and Charco del Palenque, which we refer to collectively as “Agua Amarga” (in all cases, as operator); (b) a 55% operating interest in the exploitation concession Coirón Amargo Norte (as operator); (c) a 90% operating working interest in the unconventional exploration concession Águila Mora and (d) a 10% non-operating interest in the CASO block (operated by Shell);

Golfo San Jorge basin: 16.95% non-operating interest in the exploitation concessions Sur Río Deseado Este (operated by Alianza Petrolera); and

Noroeste basin: a 1.5% non-operating interest in the exploitation concessions Acambuco (operated by Pan American Energy).

The map below shows the location of our shale blocks in Argentina in which we have working interests as of December 31, 2019:

Neuquina Basin Unconventional Blocks

Our Argentine concession agreements have no change of control provisions, though any assignment of these concessions is subject to the prior authorization by the executive branch of the province where the concession is located. For the four years prior to the expiration of each of these concessions, the concession holder must provide technical and commercial justifications for leaving any inactive and non-producing wells unplugged. Each of these concessions can be terminated for default in payment obligations and/or breach of material statutory or regulatory obligations. We may also voluntarily relinquish acreage to the Argentine authorities.

Entre Lomas Neuquén and Entre Lomas Río Negro (“Entre Lomas”)

We are the operator and holder of a 100% interest in the exploitation concessions Entre Lomas Neuquén and Entre Lomas Río Negro, which we refer to collectively as “Entre Lomas,” in the Neuquina basin located in the provinces of Neuquén and Río Negro, respectively. The Entre Lomas concessions are located about 950 miles southwest of the city of Buenos Aires on the eastern slopes of the Andes Mountains. They straddle the provinces of Río Negro and Neuquén approximately 60 miles north of the city of Neuquén. The Entre Lomas Neuquén concession covers a surface area of approximately 99,665 gross acres and the Entre Lomas Río Negro concession covers an area of 83,349 gross acres, both of which produce oil and gas from several formations. The Entre Lomas Neuquén and Entre Lomas Río Negro blocks have proved reserves of 2.8 MMboe and 16.2 MMboe, respectively, as of December 31, 2019 and production of 1.3 Mboe/d (46% oil) and 3.3 Mboe/d (60% oil), respectively, in the year ended December 31, 2019. The Entre Lomas Neuquén and Entre Lomas Río Negro concessions expire in 2026.

As of December 31, 2019, the Company had committed to drill 8 development and 2 step-out wells to the Province of Rio Negro, for an estimated cost of US$20.0 million, make capital investments in 9 well workovers and abandon 3 wells for an estimated cost of US$5.3 million in our concessions, through 2022.

The productive units are the continental fluvial and aeolian sandstones of the Tordillo, Punta Rosada formations and the carbonatic facies of Quintuco formation. The remaining primary development consists of the drilling of wells located in the fields’ edges and in small, isolated traps related to areas with echelon fault systems. In addition, there are ongoing secondary recovery projects, such as water conformance and infill drilling, in which we see significant upside potential based on the low current recovery factors.

Bajada del Palo Oeste

We are the operator and holder of 100% of the unconventional exploitation concession granted for the Bajada del Palo Oeste block in the Neuquina basin located in the Province of Neuquén. This block has proved reserves of 50.9 MMboe of shale reserves and 11.7MMboe of conventional reserves as of December 31, 2019 and production of 9.8 Mboe/d (56% oil) for the year ended December 31, 2019. The 35-year term unconventional exploitation concession was granted to us in December 2018 and expires in December 2053. In connection with the granting of such unconventional concession, as of December 31, 2019, Vista has already fulfilled the commitment of drilling 8 horizontal wells for a total investment of US$105.6 and related facilities for US$14.7 million by June 2020.

During 2019, we completed and tied-in our first 8 wells, which took our Bajada del Palo Oeste shale production from zero to more than 10,000 in August 2019, and had an average daily production of 4.9 Mboe/d in the year ended December 31, 2019. In addition, in February 2020 we completed and tied-in our third 4-well pad. We employ a strict drawdown management policy to preserve frac integrity and stable bottom-hole pressure. In each of the three pads, two wells were landed in La Cocina while the other two were landed in Organic. We completed each pad with 10 clusters per frac stage with a frac spacing of 246 feet (75 meters) in the first pad and 197 feet (60 meters) in the second and third ones (except for one well in the third pad that was completed with a 40 meter frac spacing). During the drilling and completion of our third pad, we managed to improve our drilling efficiency by increasing our drilling speed by 20% to an average 726 feet per day, from an average of 477 feet per day with respect to our first pad. Furthermore, we also improved our completion cost by reducing our average cost per frac stages by 14% to US$189 thousands from US$220 thousands with respect to our first pad. As a result, the average drilling and completion cost per well (normalized to a lateral length of 2,500 meters and 34 frac stages) decreased from US$13.8 million to US$11.7 million, resulting in savings of 15%. We believe that the focus and expertise of our team allowed us to achieve 19.3 hours of pumping time in a 24-hour period, fluids of 12,697 m3 and sand of 42,856 sxs, resulting in 8 frac stages in a single day and 5.0 average frac stages per day in our first pad. Such figures were improved in our second 4-well pad, by reaching a pumping time of 22 hours and, consequently, achieving 11 frac stages in a single day and 7.6 average frac stages. The performance and cost improvements in the drilling of our third pad were mainly driven by the use of a spudder rig (which has a lower tariff rate) to drill the surface and intermediate sections, the use of a Rotary Steering System during the build-up section, the transfer of water to tanks on location using a flat-hose to improve water cost and logistics during completion and the continued improvement through our “One-Team” contracting model. Additionally, the improvement in our completion performance in our third pad is mainly a result of using silobags to store proppant near the pad’s location and a monoline frac-manifold system to connect all the 4 wells, as well as a rig-lock wireline connection and frac valves remote greasing.

The estimated type curve for Bajada del Palo Oeste is based on real production data gathered from public data of horizontal wells in La Amarga Chica, Bandurria Sur, Loma Campana, Sierras Blancas and Cruz de Lorena Blocks, corroborated by numerical simulation. Each well was declined following common industry methods, to arrive to individual estimates on ultimate recovery. Subsequently, P10-P50-P90 type wells were estimated based on the distribution of ultimate recoveries. To check consistency, we applied a numerical simulation workflow. Effective porosity and water saturation were estimated by petrophysical interpretation of open hole logs from legacy wells in Bajada del Palo Oeste. Vertical heterogeneity of the rock has an effect on hydraulic fracture growth, so a detailed interpretation of borehole image logs coupled with a comprehensive description of available cores in Vaca Muerta formation were used as a heterogeneity input in a hydraulic fracture simulator. This workflow gathers geomechanical properties and vertical heterogeneities of the rock and simulates fracture geometry for a given fracture design. The results are used as input for numerical reservoir simulation, where the fracture geometry is combined with the storage and flow capacity of the rock, and fluid properties of the hydrocarbons. The output of the numerical simulation was then compared with the P50 curve from the real production data distribution for consistency of the results.

The 180-day performance of our first 8 wells compares favorably against the oil lateral Permian wells (between 1,900 and 3,000 meters of lateral length) tied-in between 2017 and 2019 (normalized to 2,500 meters lateral length) and all the oil lateral wells drilled in Vaca Muerta ever as shown in the charts below:

The implementation of the One Team Contracts model, which aligns the interests of key contractors and Vista behind the same goals, by sharing performance and compensation metrics, in conjunction with best practices in terms of logistics, enabled us to achieve outstanding completion results when compared to the basin. We believe that this pad represents a groundbreaking event for us, highlighting Vista’s technical prowess, dedication to efficiency, quality of infrastructure, and capabilities as a premier operator. The following provides an indicative timeline of our fast-track development plan supported by our “one-team” approach, compared to a typical development in Vaca Muerta:

Bajada del Palo Oeste has 62,641 gross acres with exposure to core shale oil Vaca Muerta acreage, adjacent to blocks already under development or with completed pilot tests and where more than 823 wells have already been drilled as of December 31, 2019.

Our current 11 years drilling inventory targeting the Vaca Muerta shale oil formation amounts to 400 locations located in this block. We intend to expand such drilling inventory by testing additional stacked pay zones, such as the Upper, Mid and Lower Carbonate, reducing well spacing in this block and further delineating our acreage in the Bajada del Palo Este and Águila Mora blocks.

In addition to the exposure to core shale oil Vaca Muerta acreage, this block has black oil production coming from the Tordillo formation, which is under primary recovery and has some water flooding projects ongoing. Dry gas potential has already been tested in the marine sandstones of the Lotena formation, in which 3 wells were drilled in 2018.

Bajada del Palo Este

We are the operator and holder of 100% of the exploitation concession granted for the Bajada del Palo Este block in the Neuquina basin located in the Province of Neuquén. This block has proved reserves of 2.9 MMboe as of December 31, 2019 and production of 1.4 Mboe/d (42% oil) for the year ended December 31, 2019. A 35-year term unconventional exploitation concession was granted on December 21, 2018 and expires in December 2053. Along with the granting of the concession, Vista has committed the drilling of 5 horizontal wells totaling an investment of US$51.8 million by December 2021, which as of the date of this annual report had not been disbursed.

Bajada del Palo Este has 48,853 gross acres with exposure to shale oil Vaca Muerta acreage, which we intend to delineate in order to expand our current shale drilling inventory. In addition, this block has fluvial and aeolian sandstones of the Tordillo formation producing black oil together with secondary recovery projects still under study.

Jarilla Quemada and Charco del Palenque (“Agua Amarga”)

We are the operator and holder of a 100% interest in the exploitation concessions Jarilla Quemada and Charco del Palenque, which we refer to collectively as “Agua Amarga,” in the Neuquina basin located in the Province of Río Negro and cover approximately 47,617 and 47,963 gross acres, respectively. These concessions had proved reserves of 0 MMboe and 0.9 MMboe as of December 31, 2019, respectively and joint production of 0.7 Mboe/d (48% oil) for the year ended December 31, 2019. The Charco del Palenque concession expires in October 2034, while the Jarilla Quemada concession expires in August 2040.

The productive unit is the Tordillo formation, which also has secondary recovery projects yet to be tested.

25 de Mayo-Medanito

We are the operator and holder of a 100% interest in the exploitation concession 25 de Mayo-Medanito in the Neuquina basin, located in the Province of Río Negro. The block had proved reserves of 6.7 MMboe as of December 31, 2019 and a production of 3.5 Mboe/d (94% oil) for the year ended December 31, 2019. The concession expires in October 2026.

Productive units are volcaniclastic facies of Choiyoi formation, fluvial sandstones of Tordillo formation and carbonatic and mixed clastic-carbonatic facies of the Quintuco formation. Based on the low current recovery factors, we see significant upside potential for secondary recovery.

JDM

We are the operator and holder of a 100% interest in the JDM exploitation concession in the Neuquina basin, located in the Province of Río Negro, which covers approximately 48,359 gross acres. The block had proved reserves of 6.7 MMboe as of December 31, 2019 and a production of 4.3 Mboe/d 76% oil) for the year ended December 31, 2019. The concession expires in September 2025.

The 25 de Mayo-Medanito and JDM concessions have the following capital commitments with the Argentine Secretariat of Energy and Mining of the Province of Río Negro:

•	as of December 31, 2019, we were committed to drill and complete 10 development wells, 4 step-out wells and 1 exploration well for an estimated cost of US$20.3 million by 2021; and

•	in addition, as of December 31, 2019 we were committed to perform 11 well workover and abandon 21 wells for an estimated cost to fulfill this commitment of US$7.4 million by 2021.

Productive units are volcaniclastic facies of Choiyoi formation, fluvial sandstones of the Tordillo formation and carbonatic and mixed clastic-carbonatic facies of the Quintuco formation. Based on the low current recovery factors, we see a significant upside potential for secondary recovery.

Coirón Amargo Norte

We are the operator and holder of a 55% participation interest in the unincorporated joint venture for the exploitation concession for Coirón Amargo Norte in the Neuquina basin located in the Province of Neuquén, which covers approximately 26,598 gross acres. This block has proved reserves of 0.4 MMboe as of December 31, 2019 and a production of 0.3 Mboe/d (87% oil) for the year ended December 31, 2019. The concession expires in 2037. There are no pending capital commitments.

This block has aeolian sandstones of the Tordillo formation producing black oil. Based on dry gas potential in the Lotena formation which has already been identified in Bajada del Palo Oeste, we believe there is an opportunity of extending such delineation to Coirón Amargo Norte in the future, if there is an increase in natural gas prices.

Águila Mora

We are the operator and holder of a 90% participation interest in the unincorporated joint venture with G&P for the unconventional exploitation concession for Águila Mora in the Neuquina basin located in the Province of Neuquén, which covers approximately 23,475 gross acres, which we intend to delineate in order to expand our current shale drilling inventory.

On November 29, 2019, the Governor of the Neuquén Province issued the Decree 2597 pursuant to which Gas y Petróleo del Neuquén S.A. (“GyP”) was granted an unconventional exploitation concession over the Águila Mora block for a term of 35 years (renewable upon termination and subject to certain conditions for successive 10-year extensions) in replacement of the existing exploration permit over the block.

GyP holds the mining rights over Águila Mora. Vista (i) holds a 90% working interest in a joint venture with GyP for the exploration and exploitation of the hydrocarbons in Águila Mora; and (ii) is the operator of Águila Mora.

The abovementioned unconventional exploitation concession includes an initial pilot plan of two years, during which Vista must (i) return to production three wells previously drilled and completed by the former operator, (ii) drill two new horizontal wells, and (iii) build surface facilities, for a total investment of approximately US$32,000,000.

In consideration for the concession, Vista paid the Neuquén Province the following amounts: (i) US$700,000 as an infrastructure bonus; and (ii) US$800,000 for corporate and social responsibility.

This block had a production of 37 boe/d (100% oil) for the year ended December 31, 2019.

Coirón Amargo Sur Oeste

This block is an unconventional exploitation concession which includes approximately 16,440 gross acres located in the core of the Vaca Muerta unconventional play located in the Province of Neuquén, adjacent to blocks that are already under development or with completed pilot projects. We are the holder of a 10% participation interest in an unincorporated joint venture with Shell (operator of the block) and G&P with 80% and 10% participating interest respectively.

In March 2018, the first well was drilled with actual production above the estimated type curve. This block had proved reserves of 1.6 MMboe as of December, 31 2019 and a production of 0.2 Mboe/d (89% oil) for the year ended December 31, 2019. As of December 31, 2019, the are no pending capital commitments with the Province of Neuquén, as we already fulfilled in 2019 the pending investments consisting of the drilling and completion of 3 horizontal wells.

Sur Río Deseado Este

We hold a 16.95% participation interest in the joint venture for the exploitation concession for Sur Río Deseado Este in the Golfo San Jorge basin located in the Province of Santa Cruz, which covers approximately 75,604 gross acres. The operator of this assessment block is Alianza Petrolera. This block has no proved reserves as of December 31, 2019 nor production during the year ended December 31, 2019. The concession expires in 2021. There are no pending capital commitments.

APCO Argentina Branch (currently Vista Argentina) entered into an unincorporated joint venture agreement for the exploration of a portion of Sur Río Deseado Este concession, in which it has a 44% participation interest and in which Quintana E&P Argentina S.R.L. is the operator. This exploration agreement covers approximately of 63,249 gross acres out of the total 75,604 gross acres of Sur Río Deseado Este.

Acambuco

We hold a 1.5% participation interest in the unincorporated joint venture for the exploitation concession for Acambuco in the Noroeste basin located in the Province of Salta, which covers approximately 293,747 gross acres. The operator of this assessment block is Pan American Energy which holds a 52% interest. The remaining interests are held by three other partners, YPF which holds 45% interest, and a subsidiary of WPX Energy, Northwest Argentina Corporation, which holds the remaining 1.5% interest. This block has proved net reserves of 0.6 MMboe as of December 31, 2019 and a net production of 0.2Mboe/d (12% oil) for the year ended December 31, 2019. San Pedrito Exploitation lot under the Acambuco concession expires in 2036 and Macueta Exploitation lot, also under the Acambuco concession, expires in 2040. There are no pending capital commitments.

Mexico

Farm-in to blocks held by Jaguar

On October 30, 2018, we completed the acquisition of a 50% interest in three blocks held by two Mexican E&P companies, Jaguar Exploración y Producción 2.3, S.A.P.I. de C.V., a company wholly-owned by Jaguar Exploración y Producción de Hidrocarburos, S.A.P.I. de C.V. (“Jaguar”), and Pantera Exploración y Producción 2.2, S.A.P.I. de C.V. (“Pantera”), a company 67% owned by Jaguar and 33% owned by Sun God Energía México, S.A. de C.V., pursuant to an assignment agreement (the “Jaguar JVA”).

As a consequence of this transaction, which was approved by the CNH on October 2, 2018, we hold a 50% working interest in the following blocks:

•	CS-01 (23,517 gross acres) and A-10 (85,829 gross acres), both to be operated by Vista (upon the approval of transfer of operatorship by the CNH), and

•	TM-01 (17,889 gross acres) operated by Jaguar.

The map below shows the location of our blocks in Mexico in which we have working interests as the date of this annual report:

The table below summarizes information regarding the blocks in Mexico in which we have working interests.

Block	Gross acres	Interest	Operator	Lithology	Wells Drilled	Fields	Concession Expiration
CS-01	23,517	50%	Vista	Sandstone	73	2	2047
A-10	85,829	50%	Vista	Coarse Grained Sands Boundstone Limestone Breccia	19	4	2047
TM-01	17,889	50%	Jaguar	Reef limestone	40	3	2047

The operators set forth in the table above are subject to the approval of transfer of the operatorship by the CNH.

The following is a summary of the characteristics as of December 31, 2019 of the license contracts that we will operate in Mexico:

Block	Main Fields	Formations / Depths (mts)	Productive wells	Injector wells
CS-01	Cafeto, Vernet	3,500/1,300	8	0
A-10	Viche, Güiro, Acachúy Acahual	2,596/3,000/2,500/2,500	3	0

CS-01 Block

We hold a 50% participating interest in the license contract signed with CNH for CS-01 block covering approximately 23,517 gross acres and located in Tabasco, Jaguar being the other licensee holding the remaining 50% interest. Jaguar is the current operator, but will be replaced by Vista, pursuant to the Jaguar JVA and upon approval of CNH, within the following months. This block had a net production of approximately 0.2 boe/d (91% oil) for the year ended December 31, 2019. This license contract terminates in 2047. As of December 31, 2019, the Company’s estimated pending capital commitments amounted to approximately US$6.3 million, corresponding to an estimated amount of 15,549 Unidades de Trabajo (“UTs”).

We intend to optimize artificial lift systems and to install systems capable of handling sand production. Additionally, we plan to drill new prospects and execute workovers to produce undeveloped reserves at upper Zargazal and Amate formations.

A-10

We hold a 50% participating interest in the license contract signed with CNH for A-10 block covering approximately 85,829 gross acres located in Tabasco, with Pantera as the other licensee and holding the remaining 50% interest. Pantera is the current operator, but will be replaced by Vista, pursuant to the Jaguar JVA and upon approval of CNH, within the following months. Net production was approximately 0.2 boe/d (0% oil) for the year ended December 31, 2019. This license contract terminates in 2047. As of December 31, 2019, the Company’s estimated pending capital commitments amounted to approximately US$6.2 million, corresponding to an estimated amount of 12,250 UTs.

We intend to install wellhead compressors in existing wells and to further delineate Amate formation within this block with exploratory wells.

TM-01

We hold a 50% participating interest in the license contract signed with CNH for TM-01 block covering approximately 17,889 gross acres and located in Veracruz, with Jaguar as operator and the other licensee holding the remaining 50% interest. Net production of the block totaled 5 boe/d (100% oil) for the year ended December 31, 2019. The license contract terminates in 2047. As of December 31, 2019, the Company’s estimated pending capital commitments amounted to approximately US$9.1 million, corresponding to an estimated amount of 6,850 UTs.

We intend to expand production by reopening inactive existing wells, which will allow us to produce the remaining oil in the Abra, Tamabra and San Andrés formations. In addition, we expect to drill new exploratory and development wells.

Oil and Natural Gas Reserves

Reserves

The information included in this annual report regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2019. The proved reserves estimates are derived from the report dated February 6, 2020 prepared by D&M, for our blocks located in Argentina, and the report dated February 18, 2020 prepared by NSI for our blocks located in Mexico. The 2019 Reserves Reports are included as exhibits 99.1 and 99.2 to this annual report. D&M and NSI are independent reserves engineering consultants. The 2019 Reserves Report prepared by D&M is based on information provided by us and presents an appraisal as of December 31, 2019 of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, Coirón Amargo Norte, Coirón Amargo Sur Oeste, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito blocks in Argentina. The 2019 Reserves Report prepared by NSI is based on information provided by us and presents an appraisal as of December 31, 2019 of our oil and gas reserves located in the CS-01 and A-10 blocks in Mexico.

We believe our evaluators´ estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Crude oil prices used to determine proved reserves in Argentina were the average price during the 12-month periods prior ended December 31, 2019, and December 31, 2018, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such periods. Additionally, since there are no benchmark market natural gas prices available in Argentina, we used average realized gas prices during the year to determine our gas reserves. For more information, see Note 35 of our Audited Financial Statements.

Crude oil and gas prices used to determine proved reserves in Mexico are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2019. For oil volumes, the average West Texas Intermediate spot price per barrel is adjusted for quality, tariffs, and market differentials. For gas volumes, the average Henry Hub spot price per MMBTU is adjusted by field for energy content, tariffs, and market differentials. All prices are held constant throughout the lives of the properties.

The following table sets forth summary information about the oil and natural gas net proved developed and undeveloped reserves of the assets we own in Argentina and Mexico as of December 31, 2019. The proved developed and undeveloped reserves estimates included below were calculated at their respective working interest percentages, including 100% working interest in Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, Jagüel de los Machos and 25 de Mayo-Medanito; 50% in CS-01, TM-01 and A-10; 55% in Coirón Amargo Norte, 10% in Coirón Amargo Sur Oeste and 1.5% in Acambuco.

	Crude oil, condensate and NGL(1) (MMbbl)	Consumption plus natural gas sales(2) (Bncf)	Total proved reserves (MMboe)	% Oil
Net Proved developed:	30.3	108.7	49.7	61%
Net Proved undeveloped:	40.7	64.1	52.1	78%
Total Net Proved	71.0	172.8	101.8	70%

Total figures may not add up due to rounding.

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 2% and 3.1% of our proved developed and undeveloped reserves as of December 31, 2019 and December 31, 2018, respectively.

(2)	Natural gas consumption represented 16.9% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2018 and 14.1% as of December 31, 2019.

As of December 31, 2019, the oil and gas proved reserves of the assets we own in Argentina (developed and undeveloped) totaled 101.5 MMboe (70.8 MMbbl of oil, condensate and NGL and 172.0Bncf, or 30.6 MMboe of gas), proved undeveloped reserves of crude oil, condensate and NGL represented 70% of our total proved reserves.

	Total Proved Developed		Total Proved Undeveloped		Total Proved		Total
	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)	Crude oil, condensate and NGL	Consumption plus natural gas sales	Crude oil, condensate and NGL	Consumption plus natural gas sales
	(MMbbl)	(Mmboe)	(MMbbl)	(Mmboe)	(MMbbl)	(Mmboe)	(Mmboe)
Bajada del Palo Oeste Conventional	2.0	5.8	0.3	3.7	2.3	9.5	11.7
Bajada del Palo Oeste Shale	5.3	1.0	37.7	6.9	43.0	7.9	50.9
Bajada del Palo Oeste	7.3	6.8	38.0	10.6	45.3	17.4	62.7
Bajada del Palo Este	1.5	1.5	—	—	1.5	1.5	2.9
Coirón Amargo Norte	0.3	0.1	—	—	0.3	0.1	0.4
Charco del Palenque	0.4	0.1	0.4	0.1	0.8	0.2	0.9
Jarilla Quemada	—	—	—	—	—	—	—
Entre Lomas Río Negro	7.7	7.6	0.4	0.5	8.0	8.1	16.2
Entre Lomas Neuquén	1.9	0.9	—	—	1.9	0.9	2.8
Jaguel de los Machos	5.1	1.5	0.1	0.0	5.2	1.5	6.7
25 de Mayo-Medanito SE	5.8	0.3	0.5	0.0	6.3	0.3	6.7
Coirón Amargo Suroeste	0.1	0.0	1.3	0.2	1.4	0.2	1.6
Acambuco	0.0	0.5	—	—	0.0	0.5	0.6
Mexico	0.2	0.1	—	—	0.2	0.1	0.3
Total	30.3	19.4	40.7	11.4	71.0	30.8	101.8

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 2% and 3.1% of our proved developed and undeveloped reserves as of December 31, 2019 and December 31, 2018, respectively.

(2)	Natural gas consumption represented 16.9% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2018 and 14.1% as of December 31, 2019.

Reserves Estimation Process—Internal Controls

We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. Our Chief Operating Officer, Juan Garoby, is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. He has more than 20 years of exploration and production and oilfield services experience.

In order to ensure the quality and consistency of our reserves estimates and reserves disclosures, we maintain and comply with a reserves process that satisfies the following key control objectives:

•	estimates are prepared using generally accepted practices and methodologies;

•	estimates are prepared objectively and free of bias;

•	estimates and changes therein are prepared on a timely basis;

•	estimates and changes therein are properly supported and approved; and

•	estimates and related disclosures are prepared in accordance with regulatory requirements.

Throughout each fiscal year, our technical team meets with “Independent Qualified Reserves Engineers,” who are provided with full access to complete and accurate information pertaining to the properties to be evaluated and all applicable personnel. This independent assessment of the internally-generated reserves estimates is beneficial in ensuring that interpretations and judgments are reasonable and that the estimates are free of preparer and management bias.

Recognizing that reserves estimates are based on interpretations and judgments, there might be differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer. Although such differences were discussed in the technical meetings, the reports include figures estimated by our Independent Qualified Reserves Engineer. Once the process is finished, the Independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to members of our senior management, who act as a Reserves Review Committee. Our Chief Operating Officer, Chief Executive Officer, Chief Financial Officer and Investor Relation and Strategic Planning Officer are part of this committee.

Independent Reserves Engineers

The 2019 reserves data of the assets we own in Argentina were certified by a third party: D&M. D&M is a global oil and gas consultancy that has been offering technical, commercial, and strategic advice to the oil and gas industry since 1936. Vista asked D&M to prepare a report which was issued on February 6, 2020 covering reserves as of December 31, 2019 of the assets we own in Argentina.

The reserves estimates shown herein have been independently evaluated by NSI, a subsidiary of Netherland, Sewell, & Associates Inc. (“NSAI”), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Mr. Joseph Wolfe and Mr. Philip Hodgson. Mr. Wolfe, a Licensed Professional Engineer in the State of Texas (No. 116170), has been practicing consulting petroleum engineering at NSAI since 2013 and has over 5 years of prior industry experience. Mr. Hodgson, a Licensed Professional Geoscientist in the State of Texas, Geology (No. 1314), has been practicing consulting petroleum geoscience at NSAI since 1998 and has over 14 years of prior industry experience. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Vista asked NSI to prepare a report which was issued on February 18, 2020 covering reserves as of December 31, 2019 of the assets we own in Mexico.

Technology used in reserves estimation

According to SEC guidelines, proved reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with “reasonable certainty” to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within five years. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

There are various generally accepted methodologies for estimating reserves including volumetric, decline analysis, material balance, simulation models and analogies. Estimates may be prepared using either deterministic methods. The particular method chosen should be based on the evaluator’s professional judgment as being the most appropriate, given the geological nature of the property, the extent of its operating history and the quality of available information. It may be appropriate to employ several methods in reaching an estimate for the property.

Estimates must be prepared using all available information (open and cased hole logs, core analyses, geologic maps, seismic interpretation, production/injection data and pressure test analysis). Supporting data, such as working interest, royalties and operating costs, must be maintained and updated when such information changes materially.

Our estimated proved reserves as of December 31, 2019 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well controls. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Acreage

As of December 31, 2019, our total developed and undeveloped acreage in Argentina, both gross and net, was as follows. The table includes the total acreage by us and our subsidiaries, joint operations and associates.

	Total Acreage		Total Developed Acreage		Total Undeveloped Acreage
	Gross	Net	Gross	Net	Gross	Net
Argentina	906,558	525.308	93,258	74.132	813.300	451,176
Mexico	127,235	63,617	18,457	9,229	108,778	54,389

Figures are approximate amounts.

Productive Wells

As of December 31, 2019, our total gross and net productive wells in Argentina and Mexico were as follows. The table includes the total gross and net productive wells by us and our subsidiaries, joint operations and associates. Among the two exploratory wells drilled during 2019, one was dry. Among the 25 development wells completed during 2019, none of them was dry.

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	942	933	77	71	1,019	1,004
Mexico	10	5	3	2	13	7

Figures are approximate amounts.

Present Activities

The following table shows the number of wells in Argentina and Mexico that are in the process of being drilled or are in active completion stages, and the number of wells suspended or waiting on completion as of December 31, 2019. For more information on our present activities, see “Item 4—Information on the Company—History and Development of the Company—Oil and Natural Gas Reserves Production—Drilling Activities.”

	Wells in process of being drilled or in active completion in Argentina	Wells in process of being drilled or in active completion in Mexico
Oil wells
Gross	0	0
Net	0	0
Gas wells
Gross	0	0
Net	0	0

Production

The following table set forth information on our oil and natural gas production sales volumes in Argentina for the year ended December 31, 2019.

Block	Production for the year ended December 31, 2019		Working Interest	Operator
	Oil(1) (in thousands of barrels)	Natural gas sales(2) (in millions of cubic feet)
Neuquina basin
Entre Lomas Neuquén	486.7	1,872.4	100%	Vista
Entre Lomas Río Negro	1,219.5	4,552.3	100%	Vista
Bajada del Palo Oeste	1,993.0	8,792.6	100%	Vista
Bajada del Palo Este	212.8	1,515.1	100%	Vista
Jarilla Quemada(3)	117.1	690.2	100%	Vista
Charco del Palenque	—	—	100%	Vista
25 de Mayo-Medanito	1,218.0	404.1	100%	Vista
JDM	1,186.9	2,160.3	100%	Vista
Coirón Amargo Norte	81.2	70.9	55%	Vista
Águila Mora	13.5	—	90%	Vista
Coirón Amargo Sur Oeste	56.9	39.9	10%	Shell
Golfo San Jorge basin
Sur Río Deseado Este	—	—	16.95%	Alianza Petrolera
Noroeste basin
Acambuco	8.5	344.4	1.5%	Pan American Energy

(1)	Oil production is comprised of production of crude oil, condensate and natural gasoline. Our production of natural gasoline is mixed and sold with our crude oil and condensate production.
(2)	Natural gas production excludes natural gas consumption.
(3)	Consolidates information of both Jarilla Quemada and Charco del Palenque

Block	Production for the nine-month period ended December 31, 2018		Working Interest	Operator
	Crude oil(1) (in thousands of barrels)	Natural gas (in millions of cubic feet)
Neuquina basin
Entre Lomas Neuquén	433.2	647.3	100%	Vista
Entre Lomas Río Negro	1,383.3	4,721.7	100%	Vista
Bajada del Palo Oeste	450.3	7,336.1	100%	Vista
Bajada del Palo Este	232.0	1,610.4	100%	Vista
Jarilla Quemada	157.1	938.4	100%	Vista
Charco del Palenque	—	—	100%	Vista
25 de Mayo-Medanito	1,362.0	671.4	100%	Vista
JDM	1,134.0	2,117.4	100%	Vista
Coirón Amargo Norte	102.8	84.4	55%	Vista
Águila Mora	0	0	90%	Vista
Coirón Amargo Sur Oeste	75.5	53.3	10%	Shell
Golfo San Jorge basin
Sur Río Deseado Este	0	0	16.95%	Alianza Petrolera
Noroeste basin
Acambuco	8.2	398.5	1.5%	Pan American Energy

(1)

Oil production is comprised of production of crude oil, condensate and natural gasoline. Our production of natural gasoline is mixed and sold with our crude oil and condensate production and represents less than 0.05% of our average daily production.

Drilling Activities

As of the date of this annual report, all of our drilling activities are concentrated in Argentina. During the year ended December 31, 2019, we drilled and completed 19 conventional wells and performed 11 workovers. Among the drilled and completed wells, 12 new wells targeted oil-weighted formations, whereas 5 wells targeted gas formations and 2 were exploratory wells. Total capital expenditures in conventional drilling and workover activities during the year ended December 31, 2019 were US$50.0 million and total capital expenditures in associated facilities and others totaled US$24.9 million.

Additionally, we deployed capital expenditures in our shale development in Vaca Muerta. During the year ended December 31, 2019, we invested US$150.2 million, of which US$117.7 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our first two 4-well pads, drilled the third one and performed 1 workover, US$30.0 million correspond to the construction of associated facilities and others, and US$2.5 million to CASO block. During the 2018 Successor Period we invested US$57.7 million, of which US$53.8 million correspond to the Bajada del Palo Oeste development operated by Vista and US$3.9 million correspond to new well activity in the CASO block operated by Shell.

Total capital expenditures during the year ended December 31, 2019 totaled US$224.1 million, 99% of which were invested in our assets in Argentina

Delivery Commitments

As of the date of this annual report, all of our oil and gas delivery commitments are concentrated in Argentina. The principal sources of oil and gas that we produce in Argentina are the Bajada del Palo Oeste, Entre Lomas Neuquén, Entre Lomas Río Negro, 25 de Mayo-Medanito and JDM blocks. For more information on the amounts we expect to receive from these blocks, see “Item 4—Information on the Company—History and Development of the Company—Our Operations—Argentina—Crude Oil Production and Natural Gas Production in Argentina.”

We are committed to providing fixed and determinable quantities of crude oil, natural gas and NGL in the near future under a variety of contractual arrangements, some of them under firm arrangements and others on a spot basis. Although seasonal demand behavior during winter and autumn affects the prices that we receive for our production, the impact of such seasonality has not played a significant role in our ability to conduct our operations, including drilling and completion activities.

As of December 31, 2019, 100% of our oil production was subject to monthly delivery commitments. According to our estimates, as of December 31, 2019, our contractual delivery commitments, which do not extend beyond December 31, 2019, could be met with our own production.

For natural gas, between March 2019 and April 2019 we signed annual commitments that represent approximately 90% of our marketable total production, with seasonal pricing arrangements. The remainder is being sold to the spot market while we secure firm delivery opportunities.

For NGL, we are committed to deliver a specific quota of propane under an agreement with the Argentine Secretariat of Energy that represents approximately 40% or our annual production to guarantee local demand of residential grids, and the remaining production is freely marketed; regarding Butane we deliver under a National Decree approximately 80% of our annual production to guarantee local NGL cylinders demand for residential consumers.

One Team Contracts

We have implemented a contracting approach (“One Team Contracts”) which aims to align the commercial interests of operators and contractors through performance payments. Operationally, we aim to integrate with our service providers by sharing common objectives and goals and by using same key performance indicators, which provide economic incentives to the personnel of all companies working under the One Team Contracts. Some of the most relevant contracts have already migrated to One Team Contracts: (i) One Team Drilling, which involves Schlumberger and Nabors drilling, (ii) One Team Completion, which involves Schlumberger and Brent Energía y Servicios, and (iii) One Team Pulling, which involves Quintana Well Pro. Other One Team Contracts are currently being negotiated for operations and maintenance, which are expected to be implemented during 2020.

Transportation and Treatment

In our operated blocks in Argentina, we transport and treat our oil, gas and water production in existing transportation treatment facilities that have sufficient spare capacity to process and deliver our current production and initial shale production to the Oldelval and Transportadora Gas del Sur (“TGS”) pipeline system. Such existing treatment facilities are comprised of two oil and gas pipelines, 29 batteries distributed along the blocks, 2 oil treatment plants, 2 water treatment plants, 10 compression plants (1 of which is expected to start operating in May 2020) and 1 gas complex.

All production from Entre Lomas, Bajada del Palo Oeste, Bajada del Palo Este, Agua Amarga, Coirón Amargo Norte, except for gas production of Bajada del Palo Oeste which is injected in a nearby gas pipeline, is gathered and transported to Entre Lomas’ oil treatment plant, water treatment plant and gas complex (“Entre Lomas Central Production Facility”). Such Entre Lomas Central Production Facility is composed of: (i) a gas complex which has an existing capacity of approximately 45 MMscf/d of gas, with idle capacity of approximately 65%, (ii) a crude oil treatment plant, which has a capacity of 25,000 bbl/d with idle capacity of approximately 55% and (iii) a water treatment plant with an existing capacity of approximately 80,000 bbl/d and idle capacity of approximately 20%.

Production from 25 de Mayo-Medanito and JDM blocks is gathered and transported to 25 de Mayo-Medanito’s oil treatment plant and water treatment plant (“Medanito Central Production Facility”). Such Medanito Central Production Facility is composed of: (i) a crude oil treatment plant with an existing capacity to process approximately 19,000 bbl/d, with an idle capacity of approximately 70% and (ii) a water treatment plant with an existing capacity of approximately 70,000 bbl/d with idle capacity of approximately 55%. Gas production is gathered and delivered to Medanito S.A. gas processing plant, where it is sweetened and processed.

Once treated, we transport our oil and gas production in several ways depending on the infrastructure available and the cost efficiency of the transportation system in any given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the point of delivery of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina operates in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. We maintain limited storage capacity at the oil Terminal located in Puerto Rosales, near Bahía Blanca from which oil is delivered to our end customers.

Overview of exploitation concessions in Argentina

For an overview of the framework governing oil and gas exploitation concessions in Argentina, see “Item 4—Information on the Company—History and Development of the Company—Industry and Regulatory Overview—–Oil and Gas Regulatory Frameworks in Argentina.”

Customers and Marketing

Oil Markets

In Argentina, our crude oil production is mainly sold to domestic refineries. Our main customers are Shell (Raizen) and Trafigura, which combined represented 98% and 74% of our total oil revenues for the year ended December 31, 2019 and the 2018 Successor Period, respectively. Approximately 99% of our oil is produced in the Neuquina basin and is referred to as Medanito crude oil, a high-quality oil generally in strong demand among Argentine refiners for subsequent distribution in the domestic market. Production from our Neuquina basin properties is transported to Puerto Rosales, a major industrial port in the southern region of the Province of Buenos Aires through the Oldelval pipeline system, then goes to either the domestic refining market, which consists of five active refiners, or to international customers through maritime transportation. Even though we prioritize long-term relationships with domestic customers, we are seeking relationships with international customers in order to establish a diversified portfolio for our expected production increase in the upcoming years.

In Mexico, all the crude oil production is sold to Pemex. Jaguar has entered into an oil purchase agreement with Pemex covering the three blocks in which we hold a working interest in Mexico. Pursuant to this purchase agreement, Jaguar (as operator) sells 100% of the production to Pemex, and Vista Holding II pays Jaguar a fee on such sales. See “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview.”

Natural Gas Markets and NGL

In Argentina, we have established a very diversified portfolio of customers for natural gas. Our primary customers in 2019 and the 2018 Successor Period were industrial customers, representing 55% and 85% of our total natural gas revenues for such period, respectively. Argentina has a highly developed natural gas market and a sophisticated infrastructure in place to deliver natural gas to export markets or to industrial and residential customers in the domestic market. However, natural gas markets in Argentina are regulated by the Argentine government. Even though the Argentine government sets the price at which natural gas producers sell volumes to residential customers, volumes that are sold to industrial and other customers are not regulated and pricing varies with seasonal factors and industry category. We generally sell our natural gas to Argentine customers pursuant to short-term contracts and in the spot market. The Neuquina basin is served by a substantial gas pipeline network that delivers gas to the Buenos Aires metropolitan and surrounding areas, and the industrial regions of Bahia Blanca and Rosario. Natural gas produced in our Neuquina basin properties is readily marketed due to accessibility to such infrastructure. Our properties are well situated in the basin with two major pipelines in close proximity. Natural gas produced in this basin that is not under contract can readily be sold in the spot market. In Mexico, all the natural gas production is sold to Pemex.

With regards to our NGL production, we comply with domestic commitments set by the Argentine government with the objective of ensuring the supply for propane and bottled butane for residential uses. Our remaining NGL production is marketed within the Neuquina basin.

Competition

The oil and gas industry is competitive, and we may encounter strong competition from other independent operators and from major oil companies in acquiring and developing licenses or oil agreements. In Argentina, we compete for resources with state-owned YPF, as well as with privately-owned companies such as Pan American Energy, Pluspetrol, Tecpetrol, Chevron, Wintershall, Total, Sinopec, among others. In Mexico, we compete for resources with Pemex the state-owned company and local and international oil companies.

We are also affected by competition for drilling rigs and the availability of related equipment. Higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to set rig services contracts with international contractors, or shortages of, and increasing costs for, drilling equipment, services and personnel. Over the past several years, oil and natural gas companies have experienced higher drilling and operating costs. Shortages of experienced drilling crews and equipment and services or increasing costs could restrict our ability to drill wells and conduct our operations.

Intellectual Property

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of December 31, 2019, we had no pending patent applications.

Information Technology

We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. As with other companies, our information technology systems may be vulnerable to damage or interruption from cyber-attacks and other security breaches. Our computer systems are supported by Dell and IBM infrastructure for data processing, NetApp and EMC for storage and backup and Cisco for networking and firewall cybersecurity. As of the date of this annual report, we are working on the implementation of S/4 Hana, a cloud-based ERP licensed by SAP (Systeme, Anwendungen und Produkte in der Datenverarbeitung – Systems, Applications & Products in Data Processing), which we expect will standardize administrative processes and improve internal control across our entire organization.

We depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates as well as real-time systems for monitoring and controlling production. We have increasingly connected equipment and systems to the Internet. Because of the critical nature of their infrastructure and the increased accessibility enabled through connection to the Internet, they may face a heightened risk of cyber-attack. See “Item 3—Key Information—Risk Factors—Risks Related to Our Business and Industry—Our industry has become increasingly dependent on digital technologies to carry out daily operations.”

Insurance

We maintain insurance coverage of types and amounts that we believe to be customary and reasonable for companies of our size and with similar operations in the oil and gas industry. However, as is customary in the industry, we do not insure fully against all risks associated with our business, either because such insurance is not available, insurance coverage is subject to a cap or because premium costs are considered prohibitive.

Currently, our insurance program includes, among other things, construction, fire, vehicle, technical, umbrella liability, director’s and officer’s liability and employer’s liability coverage. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery. A loss not fully covered by insurance could have a materially adverse effect on our business, financial condition and results of operations.

Health, Safety and Environmental Matters

General

We and our operations are subject to various stringent and complex international, federal, state and local environmental, health and safety laws and regulations in the countries in which we operate that govern matters including the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use and transportation of regulated materials and human health and safety. These laws and regulations may, among other things:

•

require the acquisition of various permits or other authorizations or the preparation of environmental assessments, studies or plans (such as well closure plans) before seismic or drilling activity commences;

•	enjoin some or all of the operations of facilities deemed not in compliance with permits;

•

restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas drilling, production and transportation activities;

•	require establishing and maintaining bonds, reserves or other commitments to plug and abandon wells; and

•	require remedial measures to mitigate or remediate pollution from our operations, which, if not undertaken, could subject us to substantial penalties.

Environmental Policy

Our health, safety and environmental management plan is focused on undertaking realistic and practical programs based on recognized world practices. Our emphasis is on building key principles and company-wide ownership and then expanding programs internally as we continue to grow. Our program has been developed to not only consider the activities we are involved in, but also activities involving our contractors.

We believe that oil and gas can be produced in an environmentally-responsible manner with proper care, understanding and management. We have within our Health, Safety and Environment (“HSE”) program a team that is exclusively focused on securing the environmental authorizations and permits for the projects we undertake. This team is also responsible for the achievement of the environmental standards set by our board of directors and for training and supporting our personnel. In these activities, we are supported by experienced oil and gas environmental consulting firms. Our senior executives have also received training in proper environmental management.

Health and Safety Policy

The implementation of additional safety procedures in our operations in consistency with our Policy, such as training, work permits, internal audits, drills, tailgate safety meetings, job safety analysis and risk evaluations, has led to a reduction in the number of workforce safety incidents. As of December 31, 2019, on a rolling 12-month basis, our Total Recordable Incident Rate (“TRIR”) has improved 68% vis-à-vis the previous operator track record: our TRIR was 1.2 (based on a rate of 3,201,623 labor hours) as compared to a 3.93 (based on a rate of 2,802,044 labor hours) as of December 31, 2018. The TRIR for the nine-month period ended December 31, 2018 covered by our operations was 3.24. We had no fatalities due to workforce incidents involving Vista employees related to operations in the years ended December 31, 2019 and December 31, 2018.

INDUSTRY AND REGULATORY OVERVIEW

Recent Trends in the Latin American E&P Sector

The Latin American E&P sector is an increasingly desirable destination for investments on account of multiple improvements in the investment climate. These include the successful ongoing development of Vaca Muerta in Argentina as the only large-scale, commercially developed shale play outside of North America; the improving security situation with the recently signed peace accord along with a longstanding attractive regulatory framework in Colombia and recent Ecopetrol’s asset sale rounds; and Brazil’s recent regulatory improvements aimed at fostering investments in the E&P sector, the launching of Petrobras’ divestment program, and the announcement of Brazilian National Agency of Petroleum’s new bidding rounds, among others. Given the scale of resources and the competitive terms the region offers, actionable opportunities for investment in the Latin American E&P sector present a strong value proposition.

In Latin America, the competition for assets is still low in comparison to other regions worldwide, particularly in North America, which is reflected in lower acquisition costs as measured by different metrics, such as price per flowing barrel of production, price per barrel of oil equivalent of proven reserves and price per acre (specific for shale plays). Since the commodity price crunch in 2014, oil majors have been heavily investing in the region to develop their positions, primarily in Brazil and Argentina.

Argentina’s Oil and Gas Industry Overview

Introduction

As of December 2019, Argentina was the fourth largest crude oil producer and the largest natural gas producer in Latin America, based on BP Statistical Review of World Energy 2018. In terms of hydrocarbons reserves, according to the Argentine Secretariat of Energy, as of December 31, 2018, the country had proved developed and undeveloped (1P) natural gas reserves of approximately 13.1 trillion cubic feet (Tcf) and 2.4 billion barrels of oil (Bnbbl), while total proved, probable and possible reserves (3P) were 25.8 Tcf and 4.0 Bnbbl respectively. Additionally, Argentina is home to the world’s fourth largest shale oil prospective resources and second largest shale gas prospective resources, with an estimated of 27 Bnbbl and 802 Tcf, respectively, as of December 31, 2017, and the only commercially producing play outside North America.

World Shale Oil Resources (Bnboe)	World Shale Gas Resources (Tcf)

Source: EIA/ARI (2013). World Shale Gas and Shale Oil Resource Assessment, June 2013.

Although the hydrocarbons production in Argentina declined during the years the emergence of shale resources has transformed the outlook of Argentina, bringing significant investments and therefore changing the outlook. The oil majors have built, and continue to build, exposure, and local players have announced ambitious growth plans. As illustrated in the chart below, shale oil production has been increasing at an annual rate of 54% from 2013 to 2019. Additionally, shale gas production has been increasing at annual rate of 96% from 2013 to 2019.

Average Shale Oil Production 2013—2019 (Mboe/d)

Average Shale Natural Gas Production 2013—2019 (Mboe/d)

Source: Argentine Secretariat of Energy.

Argentina has a high level of dependence on hydrocarbons as it accounts for approximately 84% of the country’s primary energy supply. This dependence on hydrocarbons is greater than that of the region (Latin America and the Caribbean), where oil and gas together represent 67% of the primary energy matrix. The oil and gas industry plays a significant role in the economy of Argentina and the development of the unconventional play could potentially make a positive impact on the country’s balance of trade. Increased domestic oil and gas production will reduce the reliance on expensive imported oil and gas and will drive economic growth.

Argentina Primary Energy Mix (%) as of 2018	Latin America and the Caribbean Primary Energy Mix (%) as of 2017

Mexico Primary Energy Mix (%) as of 2017	Brazil Primary Energy Mix (%) as of 2017

Source: Argentine Secretariat of Energy and OLADE’s 2017 Yearbook of Energy Statistics.

In 2019, domestic gas demand was fulfilled by domestic production and natural gas imports from Bolivia, amounting to 0.18 Tcf (US$1,266 million). Additionally, 0.06 Tcf of LNG (US$428 million) and 152.7 thousands of cubic meters of diesel (US$78 million) for power generation were imported. Due to the increased production of shale oil and the lower load of the refining complex, it was not necessary to import oil during 2019. However, in 2019, 0.5 million of cubic meters of naphtha and 2.1 million cubic meters of diesel (US$1,421 million) were imported. As a result, energy imports reached US$4,446 million, with exports offsetting such amount, reaching US$4,374 million, mainly due to heavy crude oil exports.

Argentina Energy Trade Balance 2008—2019 (US$ bn)

Source: Argentine Secretariat of Energy.

Argentina Basins Overview

The country’s territory includes five oil and gas producing basins: Neuquina, Golfo San Jorge, Cuyana, Noroeste, and Austral with several conventional and unconventional opportunities.

Source: Wood Mackenzie.

The Golfo San Jorge basin is comprised of 84% proved oil reserves, while the Neuquina and Austral basins are comprised of 63% and 91% proved natural gas reserves, respectively. Located in west-central Argentina, the Neuquina basin is amongst the most prolific basins of the country accounting for 43% of total oil and 60% of total gas production.

Oil Exploration and Production Sector

During 2019, oil and condensate production averaged 528 Mbbl/d, 4% higher than 2018 average production and represented 17% of the national production.

Oil Production Evolution (Mbbl/d)

Source: Argentine Secretariat of Energy.

2019 Oil Production Breakdown

Source: Argentine Secretariat of Energy.

During the year ended December 31, 2019, Argentina’s main oil producer was YPF with a 45.8% market share, followed by Pan American Energy (20.7%), Pluspetrol (5.6%), Sinopec Argentina (3.6%), Vista (3.4%) and Tecpetrol (2.8%).

As of December 31, 2018, proved oil reserves totaled 2.4 Bnbbl, with the largest share of proved oil reserves was the Golfo San Jorge basin with 61%, followed by Neuquina (31%), Cuyana (4%), Austral (3%), and Noroeste (1%).

Source: Argentine Secretariat of Energy.

Natural Gas Exploration and Production Sector

During 2019, natural gas production reached 4.2 Bncf/d, 5.5% higher than 2018 production and represented 44% of the national production.

Natural Gas Production (Bncf/d)

2019 Natural Gas Production Breakdown

Source: Argentine Secretariat of Energy.

During the year ended December 31, 2019, Argentina’s main producer of natural gas was YPF, with a 30.7% market share, followed by Total Austral (24.1%), Tecpetrol (10.0%), Pan American Energy (9.9%), Pampa Energía (4.8%) and Compañía General de Combustibles (4.6%).

As of December 31, 2018, proved reserves of natural gas reached 13.1 Tncf. As of December 31, 2017 the basin with the highest concentration of proved reserves of natural gas was the Neuquina basin with 55%, followed by Austral (29%), Golfo San Jorge (12%), and Noroeste (4%).

Source: Argentine Secretariat of Energy.

Demand and Consumption

In 2019, domestic demand of natural gas reached 4.2 Bncf/d. The power generation sector drove demand with 34.8% of the gas consumed in the country, followed by the industrial sector (31.7%), residential (21.2%), and others (12.4%). During 2019, in order to meet the demand for natural gas, 0.18 Tcf of natural gas was imported from Bolivia and Chile respectively, 0.06 Tcf of LNG and 152.7 thousands of m3 of diesel.

101

Vaca Muerta Shale Formation / Unconventional Potential Overview

The Vaca Muerta formation located in the Neuquina basin is considered one of the most prominent shale plays globally, and has already become the largest commercial shale development outside of North America. The development of the Vaca Muerta formation plays an important role in the Argentine economy, and therefore the national and provincial governments have introduced changes to the regulatory framework for exploration and production of unconventional hydrocarbons, in order to attract investments.

Together with the recent reforms to the regulatory framework, significant reductions in well costs and improvements in production rates, Vaca Muerta has already attracted over 30 oil and gas companies, domestic and IOCs, including Chevron, Shell, ExxonMobil, Total, Equinor, Pan American Energy, Petronas, Pluspetrol, Schlumberger, Tecpetrol, Dow, YPF, Wintershall, BP and CNOOC. Most of these companies, which hold acreage neighboring our blocks, have already completed pilots projects and/or announced significant investments for the upcoming years:

Distribution of the Vaca Muerta Formation in the Basin

Source: Company’s Information and Press Articles

Production from Vaca Muerta reached 316.7 Mboe/d in January 2020, mainly driven by Fortín de Piedra, Loma Campana, Aguada Pichana, La Amarga Chica, La Calera and El Orejano blocks with an oil average daily production of 220.8 Mbbl/d. Other recent developments, such as Rincón del Mangrullo, Aguada de la Arena, Bandurria Sur and La Ribera contributed with more than 44.2 Mboe/d.

Gross Shale Oil & Gas Production (Mboe/d)

Source: Argentine Secretariat of Energy.

Vaca Muerta Oil and Gas Production 2020E—2025E (Mboe/d)

Source: Argentine Secretariat of Energy.

2017 Production by Operator (% ; Mboe/d)	2024E Production by Operator (% ; Mboe/d)

Source: Wood Mackenzie.

Vaca Muerta exhibits similar, or even better, geological properties than several of the most successful shale plays in the United States. The table below sets forth Vaca Muerta’s geological characteristics as compared to top tier U.S. onshore plays.

Play	Total Organic Content (“TOC”)(1) (%)	Thickness (m)	Reservoir Pressure (psi)
Bajada del Palo Oeste	4.2	250	0.9
Vaca Muerta	3 – 10	30 – 450	0.9
Barnett	4 – 5	60 – 90	0.5
Haynesville	0.5 – 4	60 – 90	0.9
Marcellus	2 – 12	10 – 60	0.6
Eagle Ford	3 – 5	30 – 100	0.5 – 0.9
Wolfcamp (Permian)	3	200 – 300	0.6

(1)

TOC refers to the measure of a formation’s organic material represented by the percentage of the weight of organic carbon, a higher organic content indicates that the source formation is more likely to generate hydrocarbon products. In management’s view, TOC is an important evaluation parameter of reservoir hydrocarbon source quality that can serve as an indicator that a particular formation is positioned for the exploitation and development of hydrocarbon projects.

Source: Argentine Secretariat of Energy using Wood Mackenzie.

Approximately 90% of the prospective acreage in Vaca Muerta, estimated at more than 8.6 million acres is concentrated among 12 operators. Most concessions are within the 30,000 to 100,000 acres range, which is significantly larger than the average leasehold in the United States. The terms of concessions in Argentina are also competitive compared to those in the United States, with unconventional concessions of 35 years and flat royalties of 12%.

As of January 31, 2020, drilling activity has historically centered within the Loma Campana block operated by YPF in partnership with Chevron, with more than 618 wells drilled out of 1,226 total wells drilled in Vaca Muerta. Vaca Muerta continues to evolve with development beginning to spread beyond the historical center of activity to adjacent blocks such as El Orejano, Fortin de Piedra, La Amarga Chica and Bandurria Sur projects, which are ramping up drilling activity with more than 238 producing wells. According to the Argentine Secretariat of Energy, projections indicate that there will be over 1,900 unconventional oil completed wells by 2025, and over 1,200 unconventional gas completed wells, with over US$33,500 million of capital expenditure investments deployed.

Total Shale Well Count 1Q17—4Q19

Source: Argentine Secretariat of Energy

One of the most critical elements to value creation in every shale play, including Vaca Muerta, is well costs. The increase in drilling efficiency in horizontal wells in Vaca Muerta has thus far shown encouraging results. YPF achieved a 17% reduction in capital expenditure per lateral foot drilled from US$628/ft in 2017 to an average of US$524/ft at the Q3 of 2019, significantly reducing the gap to comparable fields in the United States. During the same period, most operators began drilling wells with longer horizontal laterals of up to approximately 3,000 meters, achieving greater drilling efficiency and, consequently, a reduction in drilling costs per well. Sand is an important component of well construction costs. It is mainly produced in Argentina and some of the main companies producing it are YPF, Cristamine and Arenas Patagónicas.

Loma Campana Horizontal Well Cost (’000 US $ / Lat. ft.)	Loma Campana Horizontal Well Performance

Source: Argentine Secretariat of Energy.

According to Wood Mackenzie, standardized well planning and well management tailored to Vaca Muerta’s characteristics, along with the incorporation of state-of-the-art technology have allowed the Vaca Muerta play to achieve levels of productivity comparable to those observed in top U.S. basins.

Type Well EUR Benchmarking (Normalized by Lateral Length)—By Sub-play (Low Gas Content Only)

Source: Wood Mackenzie Vaca Muerta Development Study.

Vaca Muerta is in a relatively early stage of its development compared to shale plays in the United States and Canada. The Permian basin is a good analogue for Vaca Muerta, with similar geological characteristics and a long history of unconventional hydrocarbon development. However, Vaca Muerta has even more thickness than the Permian, with up to five different pay zones already tested in different blocks of the basin. Operators have drilled less than a thousand wells in Vaca Muerta compared to more than 12,200 in the Permian. It is expected that Vaca Muerta will have a growth trajectory similar to that of the Permian basin or other U.S. shale plays in the coming years. The growing investment in Vaca Muerta by international operators is similar to the early stages of the Permian basin’s remarkable growth since 2008, becoming one of the most prolific shale plays in the world.

Stacked Pay Potential Across Multiple Zones

Source: Vista.

Oil Infrastructure Network

The Argentine crude oil pipeline network is shaped like a semi-circle, connecting the principal oil fields in the west with refineries along the east coast of Argentina. Refineries are situated along the outer band of the semi-circle, from Luján de Cuyo in the Cuyo basin and Plaza Huincul in the Neuquina basin in the west through the Puerto Galvan refinery at Bahía Blanca on the east coast and on to the various refineries in the Province of Buenos Aires. Argentina’s key crude pipeline is the Oleoductos del Valle S.A. (“Oldelval”) system, which runs from Puesto Hernández in the Neuquina basin to Puerto Rosales near the Bahía Blanca complexes via two 14-inch pipelines, transports approximately 70% of the production from the Neuquina basin and has a capacity of approximately 150,000 bbl/d.

Gas Infrastructure Network

Argentina’s gas pipeline network contains more than 30,000 km. The high pressure network is divided into five systems: one main line from the north, three from the west, and one from the south, all of which transport to the greater Buenos Aires region.

Source: Argentine Secretariat of Energy.

Activity in Vaca Muerta has leveraged existing infrastructure, but we expect that new construction and upgrades to the existing infrastructure will be undertaken as production increases. For instance, TGS is building a 92-km gathering pipeline with 37 MMm³ /d capacity, which can be expanded to 56 MMm³ /d capacity and a conditioning plant to adapt the quality of natural gas before it enters the transport pipelines. The total investment is estimated to be approximately US$800 million with additional expansions planned. Initially, the conditioning plant will have a capacity of 177 MMcf/d but is expandable to up to 2.0 Bncf/d.

Oil and Gas Regulatory Framework in Argentina

Introduction to the Hydrocarbon Market

Enacted in 1967, the Hydrocarbons Law No. 17,319 (Ley de Hidrocarburos) sets forth the basic legal framework for the exploration and production of oil and natural gas. Although amended under various decrees, this law is still in force today. The latest amendments were aimed at improving investment conditions in the industry.

On October 29, 2014, the Argentine Congress enacted Law No. 27,007, which amended the Hydrocarbons Law in certain aspects mainly relating to the E&P of unconventional hydrocarbons (which were not regulated in the previous Hydrocarbons Law), the extension of the concessions and royalties rates, as follows:

•

Exploration permits: the term for permits for conventional exploration was divided into two periods of up to three years each plus a discretionary extension of up to five years. Thus, the maximum possible duration of exploration permits was reduced from 14 to 11 years.

•

Unconventional exploration: the term of permits was divided into two four-year terms, plus a discretionary extension of up to five years, providing for a maximum term of 13 years. In the case of offshore permits, the term was divided in two periods of up to three years and a discretional extension for up to five years (with a discretional extension of one year each period of the initial term), providing for a maximum term of 14 years.

•

Concession: the term of conventional exploitation concessions remains at 25 years. For unconventional exploitations, a 35-year term was established, including an initial pilot plan of up to five years. For offshore production, concessions will be granted for periods of up to 30 years. Under the previous Hydrocarbons Law regime, the concessions could be extended only once for a 10-year term. Law No. 27,007 established successive extensions to conventional and unconventional concessions for 10-year periods. Even the concessions, which were in force prior the enactment of the new regime and those, which had already been extended once, may be extended again.

•

Reservation of areas and the transportation method: Law No. 27,007 eliminated the possibility for the Argentine government and the provinces to reserve areas for the exploitation by public entities or state-owned companies as from the date in which Law No. 27,007 entered into force and effect. However, contracts already executed by said provincial entities or companies for the exploration and development of reserved areas continue to be subject to the regulations in force prior to Law No. 27,007.

•

Exploration permits and exploitation concessions: Law No. 27,007 updated the values of the applicable rights. In the case of exploration permits, it established the possibility of compensating up to 90% with investments in exploration during the second period of the term and of the extension, when applicable.

•

Royalties: the general 12% rate for royalties provided for in the Hydrocarbons Law was maintained. As in the previous regime, the possibility of reducing the rate in exceptional cases up to 5% was also maintained, as well as the possibility of increasing it by 3% upon successive extensions. The new law also introduces a maximum limit to such rate in all cases of 18%. In addition, it provided for the possibility of the grantor to apply a reduced rate of up to 50% for projects (i) of production projects in which enhanced or improved oil recovery techniques are applied, (ii) for extra-heavy oil exploitations and (iii) for offshore exploitations.

Law No. 27,007 provided that the National Executive Branch shall include in the Promotional Investment Regime the direct investment projects that involve investments for an amount of no less than US$250 million in a 3-year period. Before the enactment of Law No. 27,007, the benefits under this regime applied to projects for amounts higher than US$1,000 million in a five-year period.

The benefits under the Investment Promotional Regime will be enjoyed after the third year and shall allow 20% of the project’s production to be sold at international market prices for onshore projects, whether conventional or unconventional, and 60% for offshore projects. To qualify as an offshore project, the wells’ depth measured between the surface and the seabed must be of at least 90 meters.

Law No. 27,007 also established two contributions payable to the provinces in connection with the projects subject to this Investment Promotional Regime: (i) 2.5% of the initial investment to develop corporate social responsibility projects, payable by the owner of the project and (ii) a contribution, which amount shall be determined by the Commission for the Strategic Coordination and Planning of the National Hydrocarbon Investment Plan (“CPCE”), created by Decree No. 1.277/2012 considering the size and scope of the project, to develop infrastructure projects in the relevant province, payable by the Argentine government.

Finally, Law No. 27,007 provides that the Argentine government and the provinces will promote the adoption of uniform fiscal legislation to foster hydrocarbon activities.

As regards the different programs adopted by the Government to foster the production of natural gas, it could be mentioned Resolution No. 1/2013 (“Resolution 1”), issued by the Commission for Planning and Strategic Coordination of the National Hydrocarbon Investments Plan (the “Commission”) on February 14, 2013. Resolution 1 created the “Natural Gas Additional Injection Stimulus Program” (“Gas Plan”).Under the Gas Plan, companies were invited to file a project with the Commission before June 30, 2013, in order to receive a compensation up to US$ 7.50 per MMBtu for natural gas injected over a base production curve, as adjusted by a declination curve defined by the producer. This resolution was utilized as a mean of increasing natural gas injection. These projects had to comply with minimum requirements established in Resolution No. 1 –subject to consideration by the Commision– and could last a maximum five years renewable at the request of the beneficiary, upon approval of the Commission.

A similar program was created by the Commission through Resolution No. 60/2013, as amended by Resolution No. 83/2013 for gas producers that failed to file their natural gas additional injection projects before the expiration date established by Commission’s Resolution No. 1/2013. The compensation to be received under this new program varied from US$ 4.00 per MMBtu to US$ 7.50 per MMBtu, depending on the production curve reached by the applicable company. Additionally, a third stimulus program entered into effect through Resolution No. 185/2015 for companies without any prior gas production in Argentina at the time of issuance of Resolution 185/2015.

In October 2016, Resolution No. 212/2016 of the Argentine Secretariat of Energy, established four new Transport System Entering Point (TSEP) prices and a new tariff scheme for users who buy gas from distributors. This resolution also established that until the liberalization of the TSEP prices the Argentine Secretariat of Energy will approve the price every six months (April and October). By the application of the regulations, the average rates for residential users went from an average of US$1.29 /MMBtu at the beginning of 2016 to US$4.68 /MMBtu in April 2018.

In October 2017, the Argentine Secretariat of Energy determined the completion of the domestic price for crude oil and fuels agreement. Domestic prices were released after having reached the level of international prices and from that point on they maintained parity with a full operation of market rules until the sharp depreciation of the Argentine Peso in 2018. This crisis led refiners and producers to make agreements to minimize the increase in the price of fuels at the pump. This led to a temporary de-coupling of oil prices in Argentina from oil prices in the international market. “Gas Plan” was terminated in December 2017 and subsidies for gas production from conventional fuels were eliminated.

On November 15, 2018, Decree of Necessity and Urgency No. 1053/2018 was issued by Argentine government. As explained below, through such regulation, the Argentine government undertook to pay the daily differences accumulated on a monthly basis between the price effectively paid by gas distributors and the price included in the tariffs schemes in force between April 1, 2018 and March 31, 2019. Additionally, the decree provided that agreements between producers and distributors after April 1, 2019, must include an obligation not to pass through to users the increase in costs due to the fluctuations in the exchange rate during the relevant seasonal period.

Finally, it is important to mention that our Argentine concessions are governed by the laws of Argentina and the resolution of any disputes involving the Argentine government must be sought in the Federal Courts, although provincial courts may have jurisdiction over certain matters.

Exploration and Production

The exploration and production of oil and natural gas is carried out through exploration permits and exploitation concessions. Nevertheless, the Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or exploitation concessions. Information obtained through surface reconnaissance must be provided to the office of the corresponding authority, which is prohibited from disclosing such information for a period of two years without the prior authorization of the party that conducted the exploration, except in connection with the granting of exploration permits or exploitation concessions.

In the event that holders of an exploration permit discover commercially exploitable quantities of oil or gas, such holders will be entitled to obtain an exclusive concession for the production and exploitation of the relevant reserves. The exploitation concession provides its holder the exclusive right to produce oil and gas from the area covered by the concession. An exploitation concession also entitles the holder to obtain a transportation concession for transporting of the oil and gas produced.

Under the Hydrocarbons Law, holders of exploration permits and exploitation concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in their respective permits or concessions. In addition, holders must avoid damage to oil and gas fields and hydrocarbon waste, must undertake adequate measures to prevent accidents and damage to agricultural activities, the fishing industry, communications networks and ground water, and must comply with all applicable federal, provincial and local laws and regulations. Failure by the holder of permits or concessions to make the relevant investments or take the measures required to avoid damages entitles the federal or provincial government who granted such permits or concessions may revoke or terminate them early, as applicable. Recently, provincial governments have revoked certain concessions arguing that concessionaires had failed to make the required investment.

Both holders of exploration permits and holders of concessions must pay an annual fee based on the land area covered by the corresponding permit or concession (as provided in Section 7 of the Hydrocarbons Law). Holders of exploitation concessions are required to pay for such concessions, and to make certain royalty payments to the Argentine government.

After more than two decades without granting exploration permits in offshore reservoirs, in October 2018, Decree No. 872/2018 was published, ordering the Secretariat of Energy to convene an international public tender for the granting of exploration permits over 38 offshore areas, located in the Argentine territorial sea under federal jurisdiction. In November, 2018, Resolution No. 65/2018 of the Secretariat of Energy was published pursuant to which the Secretariat of Energy called for the mentioned tender and approved the applicable bidding terms and conditions. After passing certain technical and financial tests during the prequalification stage, the interested parties submitted their tenders on April 16, 2019 through a public event attended by various international and public officers of the Secretariat of Energy. The event received bids for 18 of the tendered areas, for approximately US$724 million. Five of these areas received more than one offer, while a single consortium of bidders offered a $5.0 million entry bonus in addition to investments in units of work offered. The award of these areas was published in May, 2019 through Resolution No. 276/2019 of the Secretariat of Energy.

Reserves and Resources Certification in Argentina

The estimation of reserves and resources in Argentina is mainly governed by Argentine Secretariat of Energy Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution No. 69-E/2016. These regulations require holders of exploration permits and exploitation concessions to file by March 31 of each year estimates of natural gas and oil reserves and resources existing as of December 31 of the previous year. Estimates must be certified by an external auditor and sent to the Argentine Secretariat of Energy. Information is required to be presented following the criteria approved by the SPE (Society of Petroleum Engineers), the WPC (World Petroleum Council) and the AAPG (American Association of Petroleum Geologists), which are widely accepted internationally.

Under these definitions reserves are those quantities liquid and gaseous hydrocarbons anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must satisfy four criteria: discovered, recoverable, commercial, and remaining (as of the evaluation’s effective date) based on the development project(s) applied.

Additionally, according to the degree of certainty that will be commercially recoverable, reserves are classified as proved, probable, and possible reserves. Proved developed reserves are expected to be recovered from existing wells and facilities while proved undeveloped reserves are quantities expected to be recovered through future investments. Moreover, the estimation of “proved oil and natural gas reserves” based on Argentine Secretariat of Energy Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution No. 69-E/2016 may differ from the standards required by SEC’s regulations. See “Item 3—Risk Factors—Risks Related to our Business and Industry—The oil and gas reserves that we estimate are based on assumptions that could be inaccurate.”

Contingent resources are those quantities of hydrocarbons estimated, as of a given date, to be potentially recoverable from known accumulations with current technical conditions, but the applied project(s) are not yet considered mature enough for commercial development due to uneconomical production or lack of viable market. Prospective resources estimate defined by SPE/WPC as those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from undiscovered accumulations are not required to be filed.

Technical and economic criteria (including expected sale prices, projected investments, evolution of operative, administrative and transport costs, estimated taxes and duties) used to estimate reserves and contingent resources are defined by the operators and subject to control by external auditors, who validate the information submitted to the Argentine Secretariat of Energy for official certification.

The information included in this section of the annual report regarding Argentina’s proved reserves has been prepared based on official and publicly available information of the Argentine Secretariat of Energy. References to Argentina’s “proved reserves” follow the definition of “proved reserves” as set forth in the guidelines published by the Argentine Secretariat of Energy. However, the information regarding Vista’s proved reserves included elsewhere in this annual report has been prepared according to the definitions of Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers’ Petroleum Resources Management System, which differ from the relevant guidelines published by the Argentine Secretariat of Energy. For illustrative purposes, 2017 proved reserves volumes corresponding to the fields acquired by Vista were 52.2 MMboe according to Rule 4-10(a) of Regulation S-X and 55.8 MMboe according to the Argentine Secretariat of Energy (i.e., a difference of 6.8% between such volumes).

Transportation

The Hydrocarbons Law grants hydrocarbon producers the right to obtain from the Argentine government a concession for the transportation of oil, gas and their by-products through a public tender process for a period equivalent to the period granted for the exploration concession linked to the transportation concession. Once the original term and all relevant extensions elapse, the facilities revert to the federal or provincial government, as the case may be.

Producers remain subject to the provisions of the Natural Gas Stimulus Program and in order to transport their hydrocarbons do not need to participate in public tenders. The term of a transportation concession may be extended for an additional 10 years upon application to the Argentine government.

The transportation concessionaire has the right to transport oil, gas and refined products and to construct and operate oil pipelines and gas pipelines, storage facilities, pumping stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system. While the transportation concessionaire is obligated to transport hydrocarbons on a non-discriminatory basis on behalf of third parties for a fee, this obligation applies only if it has surplus capacity available and after such concessionaire’s own transportation requirements are satisfied.

Depending on whether gas or crude oil is transported, tariffs are subject to approval by the Ente Nacional Regulador del Gas in Argentina (established by Law No. 24, 076) (“ENARGAS”) or the Argentine Secretariat of Energy. SE Resolution No. 5/04, as amended, sets forth maximum amounts:

•	For tariffs on hydrocarbon transportation through oil pipelines and multiple purpose pipelines, as well as for tariffs on storage, the use of buoys and the handling of liquid hydrocarbons; and

•

That may be deducted in connection with crude oil transportation by producers that, as of the date of the regulation, transport their production through their own unregulated pipelines, for the purpose of assessing royalties.

Upon expiration of a transportation concession, ownership of the pipelines and related facilities is transferred to the Argentine government with no compensation to the concessionaire.

On February 7, 2019, the Argentine government issued Decree No. 115/2019, which amends certain relevant provisions of Decree No. 44/1991. Under this regulation, holders of transportation concessions of hydrocarbon products (both existing and new concessions) will have the right to enter into shipping contracts for the providing of transportation services, for prices and volumes to be freely agreed with shippers. Moreover, Decree 115/2019 provides that the capacity that is not engaged or used (“available capacity”) will remain subject to “open access” under the Hydrocarbons Law and Decree No. 44/1991. For such available capacity (to be informed annually by holders of concessions), the Argentine Secretariat of Energy will establish the corresponding fee (to be re-established every 5 years). With respect to the expansion of existing pipelines, the Argentine Secretariat of Energy will provide a mechanism for allocating such new capacity under new concessions.

Furthermore, the new regulation authorizes the Argentine Secretariat of Energy to define the terms and conditions to call for public tenders for the granting of transportation concessions based on particular proposals made by investors (which will give such proposing investors a preferred status), or to call for public tenders based on the demand of transportation services (for an initial term of 35 years followed by subsequent 10-year extension periods).

On July 1, 2019, Resolution No. 357/2019 of the Secretariat of Energy approved the terms and conditions of the tender offers to be organized under the above-mentioned Decree on the basis of proposals submitted by those interested in obtaining a transport concession in the terms of Article 46 of the Hydrocarbons Law.

Authorized Governmental Agency

The Undersecretary of Hydrocarbons is the federal governmental agency in charge of enforcing the Hydrocarbons Law. However, the Argentine Executive Branch is in charge of determining areas in which hydrocarbons activities are to be encouraged and, together with provincial governments, the granting of permits and concessions. Pursuant to the Federalization Hydrocarbon Law No. 24.145, each province has the authority to enforce the Hydrocarbons Law within its own territory.

Pursuant to Decree No. 585/18, the former Argentine Ministry of Energy and Mining changed to Argentine Ministry of Energy, as the Ministry of Production took over all of the mining competences. A few months later, through the issuance of Decree No. 801/2018, the Argentine Ministry of Energy was absorbed by the Ministry of Treasury. In this context, the Argentine Ministry of Energy was replaced for all purposes by the Argentine Secretaría de Energía under the supervision of the Ministry of Treasury, which took over all of the competences of the former Argentine Ministry of Energy. On December 2019, the Decree No. 7/2019 established that the Secretariat of Energy and the Undersecretary of Hydrocarbons are currently under the supervision of the newly created Ministry of Productive Development (Ministerio de Desarrollo Productivo).

For purposes of this annual report, “Argentine Secretariat of Energy” or “SdE” means the Argentine Secretaría de Energía under the supervision of the Ministry of Productive Development, and/or any of its predecessors (the Argentine Ministry of Energy and the Argentine Ministry of Energy and Mining), and/or any other Argentine federal governmental agency that is in charge of enforcing the Hydrocarbons Law in the future, as applicable.

State Energy Company

On October 2004, the Argentine Congress approved Law 25,943 that created a new state energy company, ENARSA (subsequently renamed as IEASA according to the Decree No. 882/2017). IEASA’s objectives are, through third parties or through joint operations with third parties, (i) to study, the exploration and exploitation of natural reserves of hydrocarbons; (ii) the transportation, processing and marketing of hydrocarbons and their derivative products directly or indirectly; (iii) the transportation and distribution of natural gas; and (iv) the generation, transportation, distribution and commercialization of electricity. Likewise, article 2 of Law 25,943 granted IEASA all exploration concessions with respect to all offshore areas located more than 12 nautical miles from the coast, up to the outer limit of the continental shelf, which were vacant when the law was enforced on November 3, 2004. However, that article was later repealed by Article 30 of Law 27,007, which provides for the reversion and transfer of all exploration and concession permits from the national offshore areas to the SdE, for which there were no association agreements signed with IEASA in the framework of Law 25,943. Law 27,007 exempted from said reversion the exploration permits and exploitation concessions existing at the entry into force of the aforementioned law that had been granted prior to Law 25,943. In this way, the offshore areas of Argentina, with the aforementioned caveats, are again under the jurisdiction of the National Government and can be awarded through the mechanisms provided for in the Hydrocarbons Law and other laws that complement it.

In November 2017, the Argentine Executive Branch decreed the merger of ENARSA and EBISA (Emprendimientos Energéticos Binacionales S.A.), the former being the absorbing company, now known as the IEASA (Integración Energética Argentina S.A.).

Equity Requirements

The Hydrocarbons Law requires that, to engage in any oil and gas exploration, production or transportation activity in respect of oil and gas, companies must comply with certain capital requirements and financial solvency standards.

Disposition No. 335/2019 issued by the Undersecretariat of Hydrocarbons, which regulates the solvency required for a company interested in exploring and/or exploiting hydrocarbons areas, sets forth that, in order to receive and maintain permits or concessions, the permit holder or concessionaire must have a minimum net worth amounting to (i) the value in Argentine Pesos of twenty seven thousand barrels of oil for on-shore areas and (ii) the value in Argentine Pesos of two hundred and seventy thousand barrels of oil, in case of off-shore areas. The price to be considered in order to determine the value of the domestic oil barrel in the internal market will be the average price during the previous year considered. The coefficient for the conversion of m3 to barrels will be 6,2898 and the applicable exchange rate will be the average wholesale exchange rate published by the BCRA through Communication A 3,500

Non-compliance with this requirement may result in penalties, including fines or even removal from the register of oil and gas companies. Up to 70% of these equity requirements may be satisfied by means of financial or other guarantees.

Crude Oil Market

Resolution No. 1077/2014, issued by the former Ministry of Economy and Public Finances sets forth, for all hydrocarbons listed therein, an international price to be considered (which was to be updated on a monthly basis), a reference Brent and a nominal factor of withholdings and export duties in connection with oil’s international price.

The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the Argentine government began searching for tools and regulations that could restart the path to growth. To that effect, the Argentine government created the Oil Plus Program (Decree No. 2014 and Secretariat of Energy Resolution No. 1312/2008).

According to the Oil Plus Program, oil producers able to prove an increase in their production of oil and the replenishment of their proven reserves were entitled to a series of tax credits that they could apply to the payment of export duties on their oil, NGL and other by-products that were due under Resolution No.394/2007. The Oil Plus Program came into force on December 1, 2008, with retroactive effect to October 1, 2008. These tax credit certificates issued by the Secretariat of Electric Energy were transferable.

In February 2015, the CPCE’s Resolution No. 14/2015, complemented by Resolution No. 33/2015, was published, creating the Oil Encouragement Program (Programa de Estímulo a la Producción de Petróleo Crudo). Companies participating in the Oil Encouragement Program, agreed to a minimum production floor (the “Base Production”) and could expect to receive US$3/bbl or US$2/bbl (for domestic and export markets respectively) for any barrel in excess of the Base Production up to a maximum price per barrel of US$70/bbl for Escalante oil and US$84/bbl for Medanito oil.

On July 13, 2015, the Argentine government, through Decree No. 1,330/2015, terminated the Oil Plus program, establishing a compensation payable in Argentine sovereign bonds (namely, BONAR 2018 and BONAR 2024) for fiscal credits accrued but not paid under this program.

On January 11, 2017, the Argentine government, producers and refiners signed the “Agreement for the Transition to International Prices of the Argentina Hydrocarbon Industry” establishing a pre-defined scheme with respect to the price of the barrel of oil produced in Argentina in order to track international prices.

On March 20, 2017, the Argentine government, through Decree No. 192/2017, created a registry that required authorization of the SdE in order to proceed with the import of crude oil or of certain derivatives. After the termination of the Agreement for the Transition to the International Price of the Argentine Hydrocarbons Industry and Decree No. 192/2017 -pursuant to Decree No. 962/2017-, the current prices in the domestic market for crude oil and refined fuels are freely set by market participants and determined by supply and demand.

As of January 1, 2017, the Argentine government’s ability to set applicable rates for the export duties for crude oil, created by Law No. 25,561 was terminated but in September 2018, the Argentine government reestablished, through Decree No. 793/2018, export duties of 12% on commodities with a cap of 4 Argentine Pesos per U.S. Dollar across certain primary export products (3 Argentine Pesos per U.S. Dollar for the rest of products).

Even though at first the Decree aimed to be applicable to all primary export products, on December 14, 2019 with the enactment of the Decree No. 37/2019 the scope of products under the Decree No. 793/2018 was restricted. According to the 2019 Federal Budget bill, these duties will be in force until December 2020. In addition, on January 2, 2019, Decree No. 1,201/2018 levied exports of services, as defined in the Argentine Customs Code (Law No. 22,415) amended by the Public Budget Law No. 27,467 (i.e. services rendered in the country, effectively used or exploited abroad), rendered for a valuable consideration and not under a labor relationship, with a 12% export duty (with an AR$4 cap for each US$1) as from January 1, 2019 to December 31, 2020. Effective as from January 1, 2020, Decree No. 99/2019 reduced its export rate to 5% and eliminated the aforementioned cap until December 31, 2021.

In addition, given the recent abrupt change in the exchange rate and the prevailing economic and social context, the National Executive Branch issued Decree of Necessity and Urgency No. 566/2019 (as amended by Decree on Necessity and Urgency No. 601/2019) whereby oil prices were intervened.

In this regard, it was established that until November 13, 2019, deliveries of crude oil made in the local market must be invoiced and paid at the price agreed between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of forty-six pesos with sixty-nine cents per U.S. Dollar ($46.69/US$) and a Brent reference price of fifty-nine dollars per barrel (US$59/bbl). In turn, maximum prices were fixed until November 13, 2019, for gasoline and diesel marketed by the refining companies and/or wholesale and/or retail retailers in all their grades, which have as their final destination the supply of fuel at the retail pump (service stations). The maximum price is the price that was valid on August 9, 2019.

Pursuant to Resolution No. 557/2019, the Secretariat of Energy: (i) authorized prices to increase by up to 4% compared to the prices in force as of August 9, 2019; and (ii) increased the benchmark exchange rate for local crude oil deliveries to AR$ 49.30 for each U.S. Dollar and maintained the Brent reference price at US$59 per barrel.

In addition, Article 4 of the referred decree provides that hydrocarbon-producing companies must meet the total demand for crude oil required to them by local refining companies.

In order to mitigate the impact of the measures implemented by the government through Decree No. 566/2019, the Secretariat of Energy issued Resolution No. 552/2019 which provided: (i) a transfer to oil-producing companies that apply for it of AR$116.10 per barrel delivered to the local market during September, 2019; and (ii) a transfer to biofuel-producing companies benefiting from the biofuel promotion regime established by Laws No. 26,093 and 26,334, upon request, of the equivalent of 6% of the price set by the Secretariat of Energy for August, 2019, applicable to production delivered to the local market during the month of September, 2019. The application for these compensations by oil-producing companies shall include the waiver to make claims related to the application of Decrees No. 566/2019 and No. 601/2019, while for biofuel producing companies, they must waive claims related to the rules establishing the biofuel pricing methodology and those that define their respective prices under the proposed promotion regime Law No. 26,093.

Resolution No. 688/2019, published on November 1, 2019 in the Official Gazette updated reference exchange rate to $51.77 per US$ and maintained the Brent reference price at US$ 59.00/bbl.

As of the date of this annual report, the price measures implemented through Decree 566/2019 (as amended) are no longer in force, since the deadline set for November 13, 2019 was not extended.

The Solidarity Law sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products. As of the date of this annual report, the Argentine government has not yet issued regulations to reduce duties for hydrocarbons and mining products from the current 12% to 8% or less, as established by the Solidarity Law.

The Hydrocarbons Law empowers the National Executive Power to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand. The final purchaser of crude oil at the domestic market may be a refinery, a large producer, or a fuel marketer.

Stability of Fuel Prices

In the early 2000s, in an effort to mitigate the impact of the significant increase in international prices for oil and petroleum by-products on domestic prices and to ensure price stability for crude oil, gasoline and diesel oil, at the request of the Argentine government, hydrocarbon producers and refineries entered into a series of temporary agreements, which contained price limits with respect to crude oil deliveries. By the end of 2004, in light of increases in the WTI, the Argentine government established a series of measures to ensure the supply of crude oil to local refiners at price levels consistent with the local retail price of refined products. Subsequently, when international prices dropped in 2014 the government, producers and refiners agreed a local oil price higher than the international in order to maintain the level of activity in the upstream.

On October 2017, the SdE determined the completion of the domestic price for crude oil and fuels agreement. Domestic prices are released after having reached the level of international prices and from that point maintain parity with them with a full operation of market rules. Producers and refiners currently freely negotiate purchase and sale prices for oil.

However, the sharp depreciation of the Argentine Peso during 2018 prevented oil producers from capturing increases in commodity prices, given refiners’ inability to pass through cost increases to pump prices. This led to a temporary de-coupling of crude oil prices in Argentina from crude oil prices in the international market, in addition to the measures explained under “Item 4—Information on the Company—Industry and Regulatory Overview—Argentina’s Oil and Gas Industry Overview—Crude Oil Market.”

Gas Market

The increase in the price received by the producers of natural gas, first by “Plan Gas” and, subsequently, by the increase in domestic gas prices, attracted investments in upstream gas projects and reverted the decline in gas production over recent years. This process allowed Argentina to reduce natural gas imports and even export gas volumes in the summer months, when domestic stationary demand is lower. Various reforms of the gas market aimed to regulate the supply of gas to ensure that the supply of the priority demand is met. This structure is known as the “producers’ agreement,” dividing demand into the following: (i) priority demand (residential), (ii) compressed natural gas, (iii) industrial and power plants, and (iv) exports. Each segment pays a different price for gas, with the industrial and the export segments being the only segments with freely floating market prices.

On March 6, 2017, the SdE issued Resolution No.46-E/17 as amended by Resolution 419-E/17—creating the “Stimulus Program for Non-Conventional Production,” with the objective of promoting investments in non-conventional gas production (tight gas, compact sand, or shale gas) in fields located at the Neuquina basin. In determining the value of the rates for the public service in gas distribution for 2017, the SdE issued Resolution 74/2017 on March 30, 2017, which adopted the gas values at the point of entry into the transport system and is applicable as of April 1, 2017. Additionally, on November 30, 2017, the SdE issued Resolution 474-E/2017 which adopted the gas values at the point of entry into the transport system and is applicable as of December 1, 2017.

Under the “Stimulus Program for Non-Conventional Production” Companies are entitled to collect a compensation to be calculated as the difference between the guaranteed minimum price (set at: (i) US$ 7.50/MMBtu for 2018, (ii) US$ 7.00/ MMBtu for 2019, (iii) US$ 6.50/ MMBtu for 2020, and (iv) US$ 6.00/ MMBtu for 2021) and the weighted average monthly price by volume of total natural gas sales in Argentina published by the Undersecretariat of Hydrocarbon Resources (Subsecretaría de Recursos Hidrocarburíferos). Resolution 419-E/17 defines the guidelines considered by the former Undersecretariat of Hydrocarbon Resources (currently the Hydrocarbons Subsecretary) to determine the weighted average monthly price by volume of total sales of natural gas in Argentina.

On April 3, 2018, the former Ministry of Energy issued Resolution No. 97/2018 approving the procedure for the cancellation of outstanding amounts under Gas Plan and other similar programs (the “Procedure”). However, on February 21, 2019, the Secretariat of Energy issued Resolution No. 54/19, partially amending Resolution No. 97/2018, adapting it to the payment mechanism defined by Article 55 of Law No. 27,467. It provided, inter alia, that in order to request settlement pursuant to such mechanism, the beneficiaries must express their consent within the ten-day period of notification, and that, when consenting to the aforementioned settlement mechanism, they should waive any right, action or claim in connection with the programs, administrative acts of compensation and payment orders that have been issued.

On February 28, 2019, Joint Resolution No. 21/19 of the Finance and Economy Secretariats set forth the issuance, on February 27, 2019, of the “Natural Gas Bonds Program” for an amount up to a face value of US$1,600 million, due on June 28, 2021, to amortize in 29 monthly and consecutive installments. Such payment program provides no interest rate.

On July 24, 2019 the Secretariat of Energy issued Resolution No. 417/2019 which (i) replaced the procedures for obtaining gas export permits established by Resolution No. 104/2018, with a new procedure provided in such Resolution; (ii) entrusted the Undersecretariat of Hydrocarbons and Fuels with: (a) the regulation of energy substitution mechanisms to be used also for exports of natural gas under firm conditions, (b) the development and approval of a natural gas export operating procedure, applicable to natural gas exporters, to be used if domestic supply security is at risk; and (c) grant export permits by issuing the relevant certificate.

Decree of Necessity and Urgency No. 1053/2018

The macroeconomic instability faced by emerging markets and the Argentine economy, in particular, had an impact on the oil and gas sector, among other industries. Between May 2, 2018 and October 1, 2018, the Argentine Peso slid from 20.9 to 38.7 Argentine Pesos per U.S. Dollar according to the U.S. Dollar buying rate published by Banco de la Nación Argentina. Due to the fact that end user domestic prices are set in local currency, upstream companies were unable to pass-through an increase in downstream, therefore collecting lower prices in U.S. Dollar terms. Although the prices of natural gas in Argentina are denominated in U.S. Dollars, the rates paid by regulated end users are denominated in local currency. In this context, due to the impossibility of adjusting tariffs in the short term, wellhead prices decreased from an average of US$4.4 per MMBtu in 2017 to US$4.1 per MMBtu average 2018 for gas delivered to regulated customers.

In this context, on November 16, 2018 Decree No. 1053/2018 stablished that the Federal Government would exceptionally pay the daily differences accumulated on a monthly basis –with cause on exchange rate variations-, between the price of natural gas bought and delivered by gas distributors and the tariffs approved for residential users during the period April 2018-March 2019.

On February and August 2019, Resolutions No. 72/2019 and 466/2019, as modified by Resolution No. 624/2019, issued by ENARGAS applicable from April 1, 2019, approved the pass-through rules and the general procedure for calculating accumulated daily differences. The amounts to be paid to each distribution company were approved by the ENARGAS through Resolution No. 735/2019.

Finally, in response to the recent fluctuations in the exchange rate, the Secretariat of Energy has resolved by Resolution No. 521/2019 – as amended by Secretariat of Energy Resolution 791/2019 – to defer the six-monthly adjustment of the transport and distribution tariffs, from its deadline on October 1, 2019 to February 1, 2020. That decision includes the deferment of adjustments of natural gas prices payable by natural gas distributors from October 1, 2019 to February 1, 2020, at which time appropriate adjustments shall be resolved for the periods deferred, including calculation of the daily differences during such period.

The Social Solidarity and Productive Reactivation Law

On December 23, 2019, the Government enacted Solidarity Law , declaring a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters. The Solidarity Law establishes the restructuring of the energy tariff scheme and froze the natural gas and electricity tariffs. In addition, the Solidarity Law entitles the National Executive Branch to intervene the ENARGAS and the ENRE.

Mexico’s Oil and Gas Industry Overview

Mexico is the eleventh largest producer of oil in the world and has the fourth largest proved oil reserves in Latin America, after Venezuela, Brazil and Ecuador, which makes it one of the most attractive destinations for investment in hydrocarbon Exploration and Production (E&P) activities in the world. Mexico has significant hydrocarbon resources with estimated oil and gas proved developed and undeveloped reserves of 8.5 Bnboe, 3P reserves of 25.5 Bnboe and estimated prospective resources of 112.8 Bnboe, in each case as of January 1, 2018. There exist multiple formations to develop productive fields across the country and many opportunities to take advantage of the recent reforms to the energy sector.

Source: Wood Mackenzie.

The Mexican subsurface has multiple geological plays and provides sizeable opportunities across the risk spectrum, from onshore mature fields to large deep-water projects. While oil and gas reserves are strongly concentrated in Southeast Basin plays, prospective resources are spread across multiple plays across several basins, which could lead to more opportunities for oil and gas participants to access previously untapped reservoirs. Mexico’s total oil production has declined from 3.33 MMbbl/d in 2005 to 1.75 MMbbl/d in 2018 due to the decrease in production from the Cantarell giant field, according to CNH. Nevertheless, there exists opportunities for private operators and Pemex to increase production through the introduction of new technologies for the use and exploitation of fields more technically challenging resources from shallow and deep-water exploration, as well as secondary and tertiary recovery projects in onshore conventional fields and unconventional resource exploration.

Mexican Oil and Gas Reserves as of January 1, 2019
(Bnboe)

		Reserves
Geological basin	Cumulative production	1P	3P	Prospective resources
Southeast	48.3	7.1	17.2	14.4
Tampico Misantla	7.4	0.9	6.4	37.1
Burgos	2.5	0.2	0.4	14.0
Veracruz	0.9	0.2	0.5	2.0
Sabinas	0.1	0.0	0.0	14.3
Others*	0.0	0.0	0.1	3.0
Deepwater	0.0	0.1	0.9	28.0

Total Mexico	59.2	8.5	25.5	112.8

Total Pemex	59.2	7.7	21.1	23.4

Rest of opportunities	—	0.8	4.4	89.4

*	Includes Cinturón Plegado de Chiapas and Plataforma Burro-Picachos

Source: Pemex and CNH.

Although the largest resources are in the offshore and unconventional plays, substantial potential still exists in onshore conventional reservoirs. According to Mexico Oil and Gas Review, there are approximately over 500 mature fields that are currently generating aggregate production of approximately 2,500 kbbl/d. Mexico’s unconventional resource base is among the largest in the world and is located only a few hundred miles away from the more developed U.S. shale plays with which the formations share many similarities. According to the EIA, technically recoverable shale resources, estimated at 545 Tcf of natural gas and 13.1 Bnbbl of oil, are potentially larger than the country’s proven conventional reserves.

Multiple E&P plays across basins

Source: EIA.

Private investment opportunities are available across Mexico’s energy industry, including oil and gas E&P, the development, the construction and the management of new pipeline capacity and the bolstering of existing capacity, the development and the building of liquids and gas storage and transport facilities and revamping the country’s gasoline-station sector, among others, that will require significant amounts of capital.

In addition to these sources of opportunities for private investment, Mexico exhibits significant potential to increase oil production through the wider application of secondary and tertiary techniques, significantly enhancing current recovery factors. For example, a one percentage point increase in recovery factors would represent a volume of approximately 1.6 Bnbbl (equivalent to more than two years of the total oil production of Mexico).

In conclusion, we believe that Mexico is particularly attractive for investment by E&P companies, as it features several hydrocarbon basins that are under-explored and under-exploited because Mexico’s E&P sector was closed to private sector participation for over 75 years and is now open to new players.

The 2013 Energy Reform

Mexico’s energy industry has recently undergone historic and vital reforms aimed at encouraging growth and modernization that we believe will attract significant private investment in the sector. In 2013, Mexico’s government proposed far-reaching constitutional reforms aimed at modernizing the energy industry and increasing access to the country’s oil and gas reserves, production capacity and overall supply infrastructure to aid in Mexico’s economic growth, increase fiscal revenues and strengthen the federal budget. Furthermore, and relying on the approved constitutional reforms, Mexico’s Congress passed secondary economic and technical legislation in August 2014, impacting energy related activities ranging from upstream to downstream activities and from resource exploitation to power generation.

Particularly relevant for Mexico’s oil and gas industry, the reforms seek to boost oil and gas exploration and production by allowing private investor participation for the first time in over 75 years and increasing access to technology, expertise, and capital. The regulatory framework adopted by the reforms is considered to have abided by policy best practices and transparency at an international level.

The reforms granted the E&P sector more independence from Pemex. Prior to the reform, the Mexican Constitution stated that Pemex must carry out, by itself, all of the activities of the country related to the oil and gas industry. With the energy reform, the figure of Exploration and Production Agreements (E&P Agreements) of hydrocarbons was incorporated into the Mexican Constitution. The E&P Agreements now allow private companies to participate in the national energy sector, including E&P activities as operators or non-operators, with the ability to report oil and gas reserves in their financial statements. Also, derived from the reform Pemex is allowed to partner with private companies to carry out various activities of the productive chain of the sector, giving Pemex access to much advanced capital, technology and know-how, as well as allowing it to become a more efficient state-owned productive enterprise.

Mexico’s E&P sector has received significant attention from the international community, given that Mexico’s energy reform has included not only a series of high profile E&P Agreements allocation rounds, but also mechanisms that allow Pemex to more easily partner with private companies and investors through farm-outs and migrations from E&P integrated services contracts to E&P Agreements. There are three principal means for private entities to invest in Mexico’s E&P sector: Pemex farm-outs, E&P services contract migrations, and CNH’s bidding rounds.

Hydrocarbon tender rounds

As mentioned above, the energy reform allowed CNH to allocate E&P Agreements. The Mexican Ministry of Energy (“SENER”) establishes prequalification requirements for each bidding round, such as the operational, technical, financial, and legal capabilities required, and the bidding process is conducted by a committee of CNH members.

As part of the energy reforms, SENER released a five year (2015 – 2019) hydrocarbon tender plan (the “Five Year Plan”). The Five Year Plan was intended to be a blue print of the government’s strategy to increase hydrocarbon production, replenish existing reserves and maximize interest from participants in future licensing rounds. The Five Year Plan is considered a fundamental pillar of Mexico’s energy policy and one of the key instruments for implementation of the energy reforms. SENER will also seek feedback from industry participants and operators in order to offer the most attractive opportunities.

As of the date of this annual report, the CNH has awarded and executed 112 contracts of exploration and production. Of those, almost half (46%) have been onshore, while approximately one third (29%) have been in shallow waters and one quarter (25%) have been in deep waters. In 2017, production reached 38.7 Mbd of oil and 48.2 MMpcd of natural gas.

To date, the Mexican government has successfully completed the first, second and third bidding rounds. One hundred and four blocks were awarded through nine different tenders, 38 in Round 1, 50 in Round 2 and 16 in Round 3. Many reputable international oil and gas companies have been awarded blocks in these rounds, including, among others, Total, Shell, ENI, Petronas, Ecopetrol, Repsol, Murphy, Ophir, Premier, Statoil, DEA, Lukoil, CNOOC, Pan American, Fieldwood and Talos. These represent the first E&P Agreements awarded in Mexico since 1938.

On December 11, 2018, the CNH cancelled the second and third bids for Round 3. This was due to the fact that SENER required the withdrawal of all the blocks that were going to be tendered in order to carry out a greater analysis of the prospects incorporated in the tenders. As of the date of this annual report, the CNH had not published new calls for bids and had not released the yearly update of the Five Year Plan. Further, during a press conference held on January 24, 2020 the head of SENER stated that hydrocarbon tender rounds and farm-outs are not currently a part of the Federal Government’s plans to increase oil production.

Farm-outs

Farm-outs are a mechanism by which a license holder to an energy resource assigns an interest in the license to another party. Pemex is using farm-outs to partner with international E&P operators with the financial resources and expertise to accelerate development and extract value from its extensive hydrocarbon asset base. The first farm-out contract was assigned in December 2016 to BHP Billiton, resulting in a partnership with Pemex to develop the Trion deep-water oilfield in the Perdido area.

In its 2017-2021 business plan, Pemex unveiled an aggressive farm-out program aimed at attracting new private sector partners. The farm-out projects include opportunities in onshore, shallow water and deep-water fields. Some of these fields are already in the production phase and represent over 1,000 square kilometers and 4,139 MMboe of Mexico’s 3P reserves. Pemex estimates that these assets will require over US$40 billion to develop. Pemex hopes to increase production in its fields by 15% through these farm-out agreements, according to Pemex’s Plan de Negocios 2017-2021.

The first farm-out agreement for the Trion field was executed in March 2017 by Pemex and BHP Billiton. In March 2017, the CNH, began a tender process for the second production sharing agreement with Pemex in the shallow waters of the Ayín-Batsil fields in the Gulf of Mexico and, in September of the same year, the process for the farm-out in the deep water gas Nobilis Maximino field initiated. The first tender was declared null and the other process was canceled in December. In October 2017, two partnership processes were finalized in the Cárdenas Mora (3P reserves: 93.19MMboe) and Ogarrio (3P reserves: 53.97MMboe) fields. The farm-outs were awarded to Cheiron Holding Limited and DEA Deutsche Erdoel AG, respectively.

In April 2018, CNH published the tender CNH-A6-7 Associations/2018, to partner with Pemex through a “farm-out” for the extraction of oil in a group of fields in the Mexican states of Veracruz, Tabasco and Chiapas; however, on June 13, 2019 CNH canceled such tender, due to the fact that all fields were withdrawn as consequence of Pemex’s forfeit of the migration processes that gave rise to the tender. During a press conference held on January 24, 2020 the head of SENER stated that hydrocarbon tender rounds and farm-outs are not currently a part of the Federal Government’s plans to increase oil production.

E&P Services Contract Migration

The energy reform also provides for Pemex to migrate existing oil and gas integrated E&P services contracts to production sharing agreements or licenses, as a means to continue boosting investment in the E&P sector. These contracts were signed by Pemex and private companies prior to the energy reform and were known as Contratos

Integrales de Exploración y Producción and Contratos de Obra Pública Financiada contracts. With the newly enacted regulatory regime, it is expected that these services contracts will migrate into E&P services contracts, transforming the relationship with Pemex from a service contractor into a joint venture. Pemex has identified a total of 22 service contracts which it plans to migrate in two separate blocks. The contract migration process began in 2015 and as of the date of this annual report 5 integrated E&P services contracts have been successfully migrated to production sharing agreements or licenses.

Oil and Gas Services Sector

Despite the growing demand for refined products throughout the country, Mexico lacks efficient transportation, distribution and storage infrastructure for liquid petroleum products. While trucks and ships continue to provide a significant percentage of refined petroleum transportation, there are increasing opportunities to provide more efficient transportation to reach growing demand at consumption centers. According to the Ministry of Energy Oil and Refined Products Outlook 2017-2031, the demand for gasoline and diesel from the auto transport sector grew from 2006 to 2016 at a CAGR of 1.4% and 1.2%, respectively. During 2016, demand of liquid petroleum products increased 2.9% as compared to 2015, representing a potential investment opportunity in liquid petroleum transportation and storage infrastructure.

The following map shows projects with the objective of improving existing infrastructure and developing new infrastructure for the refined products sector between 2014 and 2018.

Source: SENER, Mexican Energy Regulatory Commission and Pemex, 2015

Oil and Gas Regulatory Framework in Mexico

Upstream and Downstream

On December 21, 2013, a decree amending several articles of the Mexican Constitution was enacted, by means of which Articles 25, 27, and 28 of the Mexican Constitution were amended leading to the opening of the oil, natural gas, and power sectors to private investment.

In August of 2014, Congress passed secondary laws to implement the reforms. The reforms allow the Mexican government to grant contracts to private-sector entities in the upstream sector through public tenders. These amendments also allow private-sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons, including the processing, compression, liquefaction, regasification, transportation, distribution, marketing and retail of natural gas, the transportation, storage, distribution, marketing and retail of oil products, including NGL, and the transportation (through pipelines) and related storage of petrochemicals, including ethane.

The legislation enacted in 2014 includes the Mexican Hydrocarbons Law (Ley de Hidrocarburos), which preserves the concept of state ownership over hydrocarbons while located in the subsoil but allows private companies to take ownership over the hydrocarbons once they are extracted. The Mexican Hydrocarbons Law allows private-sector entities holding a permit granted by the Mexican Energy Regulatory Commission to store, transport, distribute, commercialize and carry out direct sales of hydrocarbons, as well as to own and operate pipelines and liquefaction, regasification, compression and de- compression stations or terminals, and related equipment in accordance with technical and other regulations. In addition, private-sector entities may import or export hydrocarbons subject to a permit from the SENER.

Permits granted prior to the enactment of the Mexican Hydrocarbons Law, including their general terms and conditions, will remain in force during their original term, and rights held by permit-holders will not be affected by the new laws and regulations. However, new permits, such as marketing permits granted by the Mexican Energy Regulatory Commission and import and export permits granted by the SENER are required. Additionally, legislation requires that oil companies make small percentage payments to landowners for any oil or gas extracted on their property. It also increased the amount of oil revenue that is to be transferred to local and state governments.

Reserves and Resources Certification in Mexico

On August 13, 2015, Mexico’s National Hydrocarbons Commission (CNH) published a set of guidelines (the “CNH Guidelines”) that governs the valuation and certification of Mexico’s reserves and the related contingency resources. The CNH Guidelines follow the same SPE/WPC/AAPG international standards as those described with respect to the reserves and resources certification process in Argentina (see “Item 4—Information on the Company—History and Development of the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina”). Therefore, the processes for reserves classification and certification in Mexico are similar to those described with respect to Argentina.

Economic valuation criteria established by the CNH for proved reserves also follow the U.S. Securities and Exchange Commission’s definitions in Rule 4-10(a) of Regulation S-X which establishes that selling prices considered shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period.

Regulatory Entities

For midstream and downstream activities, including oil refining and natural gas processing, the Hydrocarbons Law establishes a permit regime that is granted by the SENER and the Energy Regulatory Commission (Comisión Reguladora de Energía or “CRE”), as applicable. The Hydrocarbons Law also sets forth the process by which entities may apply for these permits. The CRE began issuing permits for the retail sale of gasoline and diesel fuel in 2016.

The SENER is responsible for developing the country’s upstream policy, including the determination of which areas will be made available through public bidding. They decide the bidding schedule and the contract models that are to apply. Additionally, they approve all non-fiscal terms of the contract. The Ministry of Finance (SHCP) approves all fiscal terms that apply to the contracts. The Ministry of Finance also participates in audits.

The CNH conducts the bidding rounds that award contracts to oil companies and consortiums of companies. They interface with Pemex and private companies and manage all E&P contracts. Permits for the transportation, storage, distribution, compression, liquefaction, decompression, regasification, marketing, and sale of crude oil, oil products, and natural gas are granted by the CRE.

The National Agency for Industrial Safety and Environment Production is a new agency created by the energy reforms. This agency regulates all safety and environmental concerns. The National Natural Gas Control Center (“CENEGAS”) is another recently-created federal agency. It is responsible for managing the system for gas distribution and storage, a task that previously belonged to Pemex.

The Mexican Federal Economic Competition Commission (“COFECE”) is an independent body of the Mexican government that has joint jurisdiction in the activities of natural gas, NGL, oil products and ethane concerning the prevention of, and enforcement against, monopolistic practices and economic concentrations. With the approval of COFECE, the Mexican Energy Regulatory Commission may issue new regulations to develop competitive markets in the hydrocarbons sector, which may include bundling restrictions, shareholder limitations, and caps in economic operators’ participation in marketing activities.

State Oil Company

As a result of the energy reform, Pemex was transformed from a decentralized public entity into a productive state-owned company on October 7, 2014—the day on which the new Pemex Law took effect, with the exception of certain provisions. As a productive state-owned company, Pemex remains wholly owned by the Mexican government and has the corporate purpose of generating economic value and increasing the income of the Mexican nation subject to principles of equity, as well as social and environmental responsibility.

Transportation

Before the energy reform, Pemex had exclusivity on certain activities such as processing, storage, transportation, distribution and marketing of petroleum products. The energy reform allows private sector participation in the construction and operation of oil products storage and transportation facilities.

The development of midstream and downstream natural gas activities, NGL, ethane and other oil derivatives are subject to the provisions of the Mexican Hydrocarbons Law, the Mexican Energy Sector Coordinated Regulatory Agencies Law (Ley de los Órganos Reguladores Coordinados en Materia Energética), the Mexican National Agency for Industrial Safety and Protection of the Environment of the Hydrocarbons Sector Law (Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos), the Mexican Hydrocarbon General Regulations, the Regulations Relating to the Activities Specified in Title Three of the Mexican Hydrocarbons Law and applicable environmental and safety regulations. Directives and General Rules (Disposiciones Administrativas de Carácter General) issued by the Mexican energy and environmental authorities, Mexican Official Standards (Normas Oficiales Mexicanas) and terms and conditions set forth in related permits also regulate our activities. See “Item 3—Key Information—Risk Factors—Risks Related to our Business and Industry— Our operations are subject to extensive regulation in the countries in which we operate.”

Building and operating natural gas, LNG, NGL, ethane and oil products storage facilities, pipelines and distribution systems require governmental permits and authorizations from federal, local and municipal authorities, such as the Mexican Energy Regulatory Commission, the Mexican Federal Economic Competition Commission, SEMARNAT, ASEA and the SENER, real estate rights-of-way, and other related authorizations. Permits issued by the Mexican Energy Regulatory Commission also impose a series of regulatory obligations and specific terms and conditions commonly referred to as “general terms and conditions” (Términos y Condiciones Generales).

Market Regulations

In the past, the Mexican government has imposed price controls on the sales of natural gas, NGL, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. In accordance with the 2017 Federal Revenue Law (Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017), during 2017 the Mexican government gradually removed price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. To date, sale prices of gasoline and diesel have been fully liberalized and are determined by the free market.

Federal Environmental Law

The Mexican Federal Environmental Liability Law (Ley Federal de Responsabilidad Ambiental) enacted on July 7, 2013 regulates environmental liability arising from damages to the environment including remediation and compensation. In the event of intentional and unlawful action or inaction, the responsible party will be fined up to approximately 48 million Mexican Pesos for 2017. This liability regime is independent from administrative, civil or criminal liability regimes, which may be applicable depending on the performed conduct.

Environmental liability may be attributed to an entity for conduct carried out by its representatives, managers, directors, employees, or officers who are directly involved in operations. The statute of limitations to claim environmental liability is twelve years from the date of the environmental damage. The law allows the interested parties to solve disputes by means of alternative dispute resolution mechanisms, provided that public interest or third party rights are not affected.

ITEM 4C.	ORGANIZATIONAL STRUCTURE

The following diagram shows our main subsidiaries as of the date of this annual report:

(1)	Vista Oil & Gas Holding I, S.A. de C.V. holds a 0.27% direct interest in Aleph Midstream. The remaining 99.73% interest is held through wholly-owned legal entities.

ITEM 4D.	PROPERTY, PLANT AND EQUIPMENT

We have freehold and leasehold interests, but there is no specific interest that is individually material to us. The majority of our property, consisting of oil and gas reserves, oil and gas wells and corporate office buildings are located in Argentina. In each of the countries in which we operate, the state is the exclusive owner of all hydrocarbon resources located in such country and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. In Argentina, the Argentine Republic grants such rights through exploitation concessions. In Mexico, the Mexican State performs E&P activities through entitlements, granted to productive state-owned companies, or by granting productive state-owned companies or private entities, individually or under a consortium, exploration and extraction agreements. Entitlements and exploration and extraction agreements have different regulatory schemes. Entitlements can only be granted to productive state-owned companies (in Mexico, only PEMEX), and are assigned directly by the Mexican government. In contrast, exploration and extraction agreements are granted through public and competitive bidding processes held by CNH. See “Item 4—Information on the Company—Business—Health, Safety and Environmental Matters”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” and the matters set forth in this annual report generally.

The following discussion is based on, and should be read in conjunction with our Audited Financial Statements and related notes contained in this annual report, as well as “Item 3—Key Information—Selected Financial Data.”

ITEM 5A.	OPERATING RESULTS

Source of Revenues

Vista is principally engaged in the oil and gas business in the E&P industry. Our oil and gas operations derive revenues mainly from the sale of crude oil, natural gas, and NGL. During the year ended December 31, 2019, oil sales contributed 81.3% of our total revenues, natural gas sales contributed 17.2% of our total revenues and NGL sales contributed 1.5% of our total revenues. During the 2018 Successor Period, oil sales contributed 78.5% of our total revenues, natural gas sales contributed 19.7% of our total revenues and NGL sales contributed 1.8% of our total revenues. During the 2018 Predecessor Period, oil sales contributed 70.8% of our total revenues, natural gas sales contributed 25.7% of our total revenues and NGL sales contributed 3.5% of our total revenues. During 2019, most of our revenues were generated in Argentina. For the periods of 2018 and 2017, all of our revenues were generated in Argentina.

Our sales volumes directly impact our results of operations. As reservoir pressure declines, production from a given well or formation decreases. Growth in our future production and reserves will depend on the development of our acreage and the corresponding capital expenditure, which will determine our ability to add proved reserves in excess of our production. Accordingly, we plan to maintain our focus on adding reserves by further drilling our acreage, in particular our shale acreage and testing additional stacked pay zones and reducing well spacing. Our ability to add reserves through acquisitions is dependent on many factors, including prevailing market conditions and our ability to raise capital, obtain regulatory approvals, procure drilling rigs and personnel and successfully identify and consummate acquisitions.

Our business is inherently volatile due to the influence of external factors, such as domestic demand, market prices, availability of financial resources for our business plan and its corresponding costs and government regulations. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of current or future financial conditions, results of operations or trends.

We sell our oil and gas to many creditworthy purchasers. Since our production is sold in the commodities market where several customers or markets are accessible to us, we do not believe the loss of any customer would have a material adverse effect on our business.

Production Results and Other Operating Data

The following table sets forth summary unaudited information about the oil and natural gas historical production volumes and other relevant operating and financial data of the assets we own in Argentina and Mexico. The historical production volumes and other relevant operating data included below was calculated at their respective working interest percentages, including 100% working interest in Entre Lomas, Agua Amarga, Bajada del Palo Oeste and Bajada del Palo Este concessions, 10% in Coirón Amargo Sur Oeste, 55% in Coirón Amargo Norte, 1.5% in Acambuco, 100% in JDM and 100% in 25 de Mayo-Medanito, 90% in Águila Mora, in each case for the periods indicated, and 50% working interest in the blocks CS-01, A-10 and TM-01, only for the year ended December 31, 2019. Royalties payable to provinces have not been deducted from our net production amounts given that substantially all of our production is currently in Argentina and under Argentine law royalties constitute a production tax payable in cash (and do not give provinces a direct interest in such production to make lifting and sales arrangements independently). We account for royalties as cost of sales.

	Successor		Predecessor
	Year ended December 31,	Period from April 4 to December 31,	Period from January 1 to April 3,	Year ended December 31,
	2019	2018		2017
Net production volumes(1):
Oil (MMbbl)	6.7	4.0	0.5	2.4
Natural Gas (Bncf)	20.8	14.0	2.7	9.8
NGL (MMboe)	0.3	0.2	0.1	0.2
Total (MMboe)	10.6	6.7	1.1	4.4
Average daily net production (boe/d)	29,112	24,425	11,583	12,032
Average realized sales price(2):
Oil (US$/bbl)	53.0	67.2	60.8	60.7
Natural Gas (US$/MMBtu)	3.3	4.6	4.1	4.5
NGL (US$/bbl)	23.78	34.17	29.74	23.26
Average realized sales price (US$/boe)	39.15	49.3	42.7	45.1
Average unit costs (US$/boe)(3):
Operating expenses	10.8	12.8	17.6	17.6
Royalties(4)	5.7	7.5	6.5	6.4
Depreciation, depletion and amortization	14.4	11.1	13.6	13.9
Other data (in thousands of US$)
Operating expenses	114,431	86,245	18,367	77,461
Royalties(4)	61,008	50,323	6,795	28,163
Depreciation, depletion and amortization	153,001	74,772	14,194	61,211

(1)

Measured based on our working interest. There was no production due to others during the applicable periods. Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline. Our production of natural gasoline is mixed and sold with our crude oil and condensate production and represents less than 0.05% of our average daily production.

(2)

For periods ending on or before April 3, 2018 we calculate our average realized sales price per bbl of oil, per MMBtu of natural gas, per ton of NGL and per boe of total production by dividing our total revenue from oil, natural gas, NGL and total production for the relevant period, respectively, by the production of oil, natural gas, NGL and total production in such period, respectively. For subsequent periods, we calculate our average realized sales price (i) per bbl of oil by dividing our total revenue from oil for the period by the volume of oil sold in such period, (ii) per MMBtu of natural gas and per ton of NGL by multiplying the monthly weighted sales price per client by the corresponding volume sold in each month, divided by the total volume sold during the relevant period, and (iii) per boe of total production by dividing our total revenues for the relevant period by our total production in that period.

(3)

We calculate average unit costs per boe by dividing operating expenses, royalties or depreciation, depletion and amortization for the relevant period, as applicable, by average daily net production multiplied by days in each period (365 days for 2017, 90 days for 2018 Predecessor Period, 275 days for 2018 Successor Period and 365 days for 2019).

(4)

Measured based on our working interest. Royalties are applied to the total production of the concessions, and are calculated by applying the applicable royalty rate to the production, after discounting certain expenses in order to bring the value of the cubic meter of crude oil, natural gas and liquefied gas at a price from wellhead.

The following table highlights certain operating data through the end of the fourth quarter of 2019:

	2019
	Three-month period ended March 31,	Three-month period ended June 30,	Three-month period ended September 30,	Three-month period ended December 31,
Average Brent Oil Price (US$ per bbl)(1)	63.83	68.47	62.03	62.42
Average Medanito Crude Oil Price (US$ per bbl)(2)(3)	54.00	59.57	52.05	50.41
Average Natural Gas Price (US$ per MMBtu)(3)	3.45	3.58	3.83	2.54
Net production volumes:
Oil (MMbbl)	1.4	1.7	1.9	1.7
Natural Gas (Bncf)	5.0	4.8	5.5	5.5
NGL (MMboe)	0.1	0.1	0.1	0.1

Total (Mboe)	2.3	2.6	2.9	2.8
Average realized sales price:
Oil (US$/bbl)	56.7	59.8	48.7	48.1
Natural Gas (US$/MMBtu)	3.7	3.8	3.5	2.2
NGL (US$/bbl)	23.5	24.5	22.3	19.9
Lifting Cost (US$/boe)	12.0	12.3	9.8	9.3
Number of conventional wells drilled	14	7	1	1
Number of unconventional wells drilled	3	3	3	0
Revenue from contracts with customers	93,727	120,361	105,443	96,445

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy.
(4)	Source: Argentine Secretariat of Energy and US$/AR$ exchange rate according to Communication “A” 3500 of the Argentine Central Bank.

Factors Affecting our Results of Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, natural gas and liquid gas we produce and sell;

•	the effects of the Covid-19 outbreak and the measures adopted by the countries in which we operate as a result of the pandemic;

•	pricing regulation, mainly related to gas;

•	export administration by the Argentine and Mexican governments and domestic supply requirements;

•	international and domestic prices of crude oil and oil products;

•	discount of our oil production to market prices;

•	our capital expenditures and financing availability;

•	cost increases;

•	market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest;

•	taxes, including export taxes;

•	regulation of capital flows;

•	exchange rates; and

•	interest rates.

Our business is inherently volatile due to the influence of external factors, such as domestic demand, market prices, availability of financial resources for our business plan and its corresponding costs and government regulations and policies. Consequently, our past financial condition, results of operations and trends indicated by such results and financial condition may not be indicative of current or future financial conditions, results of operations or trends.

Discovery and Exploitation of Reserves

Our results of operations depend to a large extent on our level of success in the exploration campaigns and appraisal of wells, the implementation of secondary and tertiary recovery projects in our conventional blocks, and in the further delineation of stack landing zones and the reduction of well spacing in our Vaca Muerta shale acreage. While we have geological reports evaluating certain proved, contingent and prospective reserves in our blocks, there is no assurance that we will continue to be successful in the exploration, appraisal, development and commercialization of oil and gas. The calculation of our geological and petrophysical estimates is complex and imprecise, which means it is possible that our future exploration will not result in additional discoveries, and, even if we are able to successfully make such discoveries, it is uncertain whether the discoveries will be commercially viable to produce.

Funding our capital expenditures partially relies on oil prices remaining close to, or higher than, our estimates together with other factors to generate sufficient cash flow. Low oil prices may affect our revenues, which in turn may affect our debt capacity and remaining within the leverage ratios defined in the covenants in our financing agreements, as well as our cash flow from operations. Our operations, investor confidence and share price could be adversely affected if we are not able to generate enough cash flows to fund our future operating expenses and capital expenditures.

If average realized oil prices are higher than expected, we would have the ability to allocate additional capital to engage in new in-house projects, potential acquisition opportunities and accelerate the pace of existing operations, in all cases leading to a potential increase of our oil and gas production and cash flows.

Our operations results would be adversely affected in the event that our oil and natural gas reserves and the capital expenditure return does not meet our expectations. In addition, we focus on several factors when analyzing new investment in our blocks or potential acquisitions. As a consequence, it is uncertain whether we will focus in the development of our current assets or make any acquisitions to increase our current production and reserves. Our business, results from operations and financial condition may be materially affected if we do not deploy the necessary capital expenditures to increase the reserves of our current blocks or increase our reserves through profitable acquisition opportunities.

Availability and Reliability of Infrastructure

Our business depends on the availability and reliability of operating and transportation facilities in the areas we operate. Prices, together with the availability of equipment and infrastructure, with the corresponding maintenance thereof, affect our ability to follow our investment plan to operate our business, and thus our operations results and financial condition. See “Item 4—Information on the Company—History and Development of the Company—Our Operations—Oil and Natural Gas Reserves Production—Transportation and Treatment” and Our Business—Our Operations—Investment in Property, Plant and Equipment.”

Contractual Obligations

In order to protect our exploitation rights in our concessions, we must achieve certain milestones, including investment commitments, related to drilling and production in determined time periods, as stated in the corresponding agreements. The operating and maintenance costs may increase significantly due to adverse local or international market conditions, including local recession, foreign exchange volatility or high financing costs, which could prevent us from meeting our commitments under such agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. If we do not succeed in renewing these agreements and maintaining our operations in these concessions, or securing new ones, our ability to grow our business may be materially affected. We are currently revising and optimizing our total capital expenditures for the year 2020 due to the impact of Covid-19 on our operations. Health and safety measures introduced by the Argentine and Mexican governments, in conjunction with guidelines and emergency procedures by our Company, have had, and probably will keep having, and impact on our drilling, completion and general operations. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

The Argentine and Mexican Economies

Our main assets and most of our operations are located in Argentina and to a lesser extent in Mexico. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina, and to a lesser extent in Mexico.

The general performance of the Argentine economy affects the demand for energy, while inflation, fluctuations in currency exchange rates and social stability affect our costs and our margins. Inflation primarily affects our business by increasing operating costs in Argentine Pesos.

The following table sets forth key economic indicators in Argentina during the periods indicated:

	2019		2018		2017		2016	2015	2014
Real GDP (% change)	(2.2	)(1)	(2.5	)(1)	2.7	(2)	(2.1)	2.7	(2.5)
Nominal GDP (in millions of AR$)	21,650,351	(1)	14,605,790	(1)	10,644,779	(2)	8,228,160	5,954,511	4,579,086
Consumer Price Index (CPI) variation (in %)(3)	53.8		47.6		24.8		41.0	26.9	38.0
Nominal Exchange Rate (in AR$/US$ at period end)	63.0		37.8		18.8		15.9	13.0	8.6

(1)	Preliminary data.
(2)	Provisional data.
(3)	The inflation from 2013 to 2016 corresponds to the one published by the Buenos Aires City Government.

For more information on these macroeconomic and political conditions, see “Item 3—Key Information—Risk Factors—Risks Relating to the Argentine and Mexican Economies and Regulatory Environments.”

Foreign Exchange Rates

The majority of our sales are directly denominated in U.S. Dollars or indexed to the U.S. dollar. We collect a significant portion of our revenues in Argentine Pesos pursuant to prices which are indexed to the U.S. Dollar, mainly revenues resulting from the sale of natural gas and crude oil, which sales are invoiced in U.S. dollars using the U.S. Dollar/Argentine Peso exchange rate as of the date of issuance of the invoice payable within a 30- to 45-day payment period. However, our invoices are subject to adjustment to the prevailing U.S. Dollar/Argentine Peso exchange rate in effect as of the date of payment. Any significant increase in the Argentine Peso price as a result of a decline in the peso/dollar exchange rate could lead to decreased sales volumes as a result of increases in the effective price in Argentine Pesos paid by our customers for natural gas and crude oil. We are exposed to the risk that purchasers of our natural gas and crude oil may be unable to pay amounts owed to us following a depreciation of the Argentine Peso.

Argentine Foreign Exchange Regulations

Since September 1, 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, foreign exchange controls were reinstated in Argentina. See “Item 10—Additional Information—Exchange Controls.”

Policy and Regulatory Developments in Argentina and Mexico

The Argentine and Mexican oil and gas industry have been subject to major reforms during the past five years and there can be no assurance that future reforms or reversal of existing ones will not have an adverse impact on our revenues and results of operations. Our business is, to a large extent, dependent upon regulatory conditions prevailing in the countries in which we operate and our results of operations may be materially and adversely affected by regulatory changes in these countries. Additionally, the regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability.

For more information regarding policy and regulatory developments relating to the oil and gas industry in Argentina, see “Item 4—Information on the Company—Industry and Regulatory Overview—Argentina’s Oil and Gas Industry Overview.” For more information regarding policy and regulatory developments relating to the oil and gas industry in Mexico, see “Item 4—Information on the Company—History and Development of the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Regulatory Overview.”

Seasonality

Although there is some historical seasonality to the prices that we are paid for our production, the impact of such seasonality has historically not been material. Additionally, seasonality does not play a significant role in our ability to conduct our operations, including drilling and completion activities as planned in our budgets.

Warrants

Under IFRS, a contract to issue a variable number of common shares, such as our warrants, should be classified as a financial liability and measured at fair value, with changes in fair value recognized in the consolidated statement of profit or loss and comprehensive income. As of the date of this annual report, we had 70,000,000 Warrants and 29,680,000 Sponsor Warrants outstanding (totaling 99,680,000 warrants outstanding) that are exercisable for 23,333,333 and 9,893,333 series A shares, respectively. These warrants have been accounted for as a liability and are subject to adjustment of their fair market value at each reporting period. The determination of fair market value is subject to assumptions and estimates and changes to these assumptions and estimates could impact the valuation of the warrants, which could in turn have an effect on our consolidated statement of profit or loss and comprehensive income. For more information on our warrants, see “Item 10—Additional Information—Memorandum and Articles of Association—Warrants” and Note 17.3 of our Audited Financial Statements.

Deferred Income Tax

Under IFRS, the difference between the book value of property, plant and equipment (measured in U.S. Dollars, our functional currency) and the tax basis of such property, plant and equipment (which tax basis is expressed in Argentine Pesos or Mexican Pesos, as applicable, and may not be re-valued due to foreign exchange fluctuations under applicable tax laws) is a temporary difference to be considered in the calculation of deferred income tax. For more information, see Note 2.4.14 to our Audited Financial Statements. In addition to property, plant and equipment, we recognize deferred tax assets with respect to the temporary difference between the accounting and tax basis of the well plugging and abandonment provisions relating to our oil and gas properties.

On December 29, 2017, the Argentine government enacted Law No. 27,430 which introduced several changes to the Argentine income tax regime as well as to other federal taxes. Pursuant to Law No. 27,430 the income tax rate for Argentine companies would be gradually reduced from 35% to 30% commencing on tax periods initiated after January 1, 2018 and through December 31, 2019, and to 25% commencing on tax periods initiated after January 1, 2020 (an additional income tax withholding on actual or presumed dividend distributions to Argentine resident individuals or to foreign resident shareholders was also enacted at a 7% and 13% rate, respectively, so that an aggregate 35% tax burden is completed). On December 23, 2019, Law No. 27,541 was published in the Official Gazette, providing –among many other federal tax aspects, including the creation of the so-called “PAIS Tax”- the suspension of the application of the 25% corporate tax rate for one tax period. Pursuant to further clarifications unofficially made by the Argentine tax authorities, the 25% corporate tax rate (coupled with the 13% income tax withholding on actual or presumed dividend distributions of profits) would be applicable as of tax periods initiated after January 1, 2021. Despite these changes, there are many transactions and calculations for which the ultimate tax determination is still uncertain. We recognize liabilities for potential tax claims based on estimates of whether additional taxes will be due in the future. For more information, see Note 2.4.14 to our Audited Financial Statements.

Acquisitions

Our results of operations are significantly affected by our past acquisitions. We generally incorporate our acquired business into our results of operations at or around the date of closing, which limits the comparability of periods including such acquisitions, including our Initial Business Combination, with periods prior to them.

Leases

I Effective January 1, 2019, we adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application on January 1, 2019 and recognized all the leases agreements and service agreements that are in substance a lease their corresponding right of use asset and liability. Under this method, the standard is applied with the cumulative effect of initially applying the standard recognized at the date of initial application. Please refer to Note 2.2 of our Audited Financial Statements for more details regarding the impact that adoption of this standard have in our financial information.

Depreciation, Depletion and Amortization

IFRS requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, among other line times, relating to our oil and gas properties. Actual results could differ from such estimates. Depreciation, depletion and amortization rates can fluctuate as a result of development costs, acquisitions, impairments, as well as changes in proved reserves or proved developed reserves. For more information, see note 2.4.2.2 of our Audited Financial Statements.

Oil and Gas Market Conditions

The oil and gas industry is cyclical and commodity prices are highly volatile. During 2015 and 2016, global and domestic oil supply continued to outpace demand resulting in ongoing low realized oil and gas prices. Although during 2017 and most of 2018 commodity prices tended to improve, prices declined in the fourth quarter of 2018. During 2019, global oil prices continued to decrease, especially during the second half of the year, mainly due to the political developments in Middle East and the trade dispute between China and the United States. In addition, domestic oil prices in Argentina suffered a further impact as a consequence of the Presidential Decree No. 566. Therefore, it is likely that commodity prices will continue to fluctuate due to global supply and demand, inventory supply levels, weather conditions, geopolitical and other factors. Additionally, the oil and gas industry is subject to a number of operational trends, some of which affect the basins we operate. Oil and gas companies are increasingly utilizing new techniques to lower drilling costs and increase the efficiency of operations.

The operating results and cash flows of our business are susceptible to risks relating to the volatility of international oil prices. Due to regulatory, economic and government policy factors, oil prices in Argentina in the past have lagged far behind the prevailing prices in the international market. Furthermore, in order to ensure the domestic supply and increase government revenue, Argentina’s government has imposed high export duties and other restrictions on exports in the past that have prevented companies from benefiting from significant increases in international oil prices. Oil exports remain subject to authorization from the Argentine Secretariat of Energy, which requires producers to demonstrate that local demand has been met or that an offer to sell oil to the local buyer has been made and rejected. We cannot predict if, when or what measures will be implemented or maintained by the Argentine government, nor what effects such measures will have, particularly on oil prices in Argentina.

The price of natural gas in Argentina has been limited by a series of government measures intended to ensure domestic supply at affordable prices. Therefore, gas producers can elect to sell to distributors the gas necessary to meet the needs of the regulated internal market at prices established by the relevant authorities. Alternatively, gas producers can only sell their surplus gas production on the deregulated market, either in Argentina or potentially, and subject to meeting certain requirements, through exports. Historically, gas prices in the regulated market have lagged far behind prices in the deregulated and regional markets.

The following table highlights the quarterly average price trends for crude oil and natural gas in U.S. Dollars for the periods presented:

	2019				2018	2017	2016	2015	2014
	Q4	Q3	Q2	Q1
Average Brent Oil Price (per bbl)(1)	62.42	62.03	68.47	63.83	71.69	54.74	45.13	53.60	99.45
Average Medanito Crude Oil Price (per bbl)(2)	50.41	52.05	59.57	54.00	64.98	56.52	63.40	74.59	79.20
Average Natural Gas Price (per MMBtu)(3)	2.54	3.83	3.58	3.45	4.42	3.76	3.21	2.08	2.19

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy.

A sustained drop in oil, natural gas and NGL prices may not only decrease our revenues but may also reduce the amount of oil, natural gas and NGL that we can produce economically and therefore potentially lower our oil, natural gas and NGL reserve quantities.

Covid-19 outbreak

The Covid-19 outbreak is currently causing a significant impact on the global economy and financial markets, the oil and gas industry, and our operations in Argentina and Mexico.

We summarize below the main drivers that we currently believe will affect our performance during 2020, and probably beyond:

Decline in oil demand. The demand of our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. The effects of the Covid-19 global crisis have led to a worldwide economic slowdown, and as a result there has been a decrease in global demand for crude oil and derivatives. Latest estimates from EIA, IEA and OPEC forecast that global crude oil demand would decline by between 12 MMbbl/d and 23 MMBbl/d during the second quarter of 2020 compared to the second quarter of 2019. In addition, governments around the globe, including Argentina and Mexico, have implemented measures to protect their population against the Covid-19. These preventive measures have caused a decrease in demand of certain goods and services, including petroleum products. As of the date of this annual report, we cannot predict what effect these measures will have on our operations or our financial condition. In Argentina we are currently experiencing similar levels of crude oil demand contraction, which has forced us to shut-in production, as explained below.

Decline in international crude oil prices. As discussed in “Item 3—Key Information—Risk Factors—Risks related to our Business and Industry—We are exposed to the effects of fluctuations in the international prices of oil and gas”, during March and April 2020, Brent oil prices were forced downwards by contracting crude oil demand and the lack of consensus between OPEC and OPEC+ regarding production curtailments in early March. Argentine crude oil prices are linked to Brent, so were also forced downwards, amid a collapsing demand in the domestic market. As a result, our average realized oil prices during March were $24.6/bbl. It is not possible to predict whether these price levels will improve during the following quarters.

Activity. In light of lower realized prices in Argentina and Mexico, and due to the sudden drop in crude oil demand in Argentina, on March 20, 2020 we decided to stop our drilling and completion activity in our Vaca Muerta project in Bajada del Palo Oeste.

Production. Due to the contraction in crude oil demand, on March 20, 2020, we decided to shut-in our 12 wells in Vaca Muerta, which equates to approximately 30% of our total production. Prior to this curtailment we had achieved a peak of 11,500 boe/d in our shale production, with over 2,600 boe/d from a single well. As of the date of this annual report we have little visibility regarding when demand levels will be sufficient to enable us to return such wells to production. In this respect, we have hired a shipping vessel to store our crude oil production for a total amount of approximately 300,000 barrels, to be loaded during the second quarter of 2020 and delivered to off-takers during the third and fourth quarters of 2020.

Cost Savings. We are currently implementing several cost-saving plans to reduce capital expenditures, operating expenditures and general expenses for the year 2020, prioritizing cash preservation and seeking to maintain a solid cash position. Capital expenditure savings will be related to reduced drilling and completion activity, as discussed above, and postponing facilities and other projects to 2021. Operating expenditure savings are expected to be generated by lower pulling activity and the renegotiation of rates and tariffs with service contractors.

Financial performance. The combination of lower realized prices and lower production levels will likely adversely impact our net revenues, Adjusted EBITDA and cash flows from operations in the coming quarters. Continuous poor economic performance could eventually lead to recognition of impairment charges of some assets which could include accounts receivables, deferred tax assets goodwill and property, plant and equipment in the future, a deterioration in our financial coverage ratios, and cause us to exceed the financial covenants agreed upon in the Syndicated Loan. A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress.

In light of all the above mentioned circumstances and given the uncertainty of the lasting effect of the Covid-19 pandemic, Vista has adopted decisive measures. Vista has continued to operate during the Covid-19 pandemic, while monitoring the impact on the health of our workers and on our business operations. In accordance with our business continuity plan, we have reduced our workforce active in our fields, implemented alternating shifts, allowed most of our workforce to work remotely and implemented additional procedures to disinfect our facilities. In addition, we are performing temperature checks for those employees working in the fields and implemented a protocol for Covid-19 symptoms and diagnosis.

For more information on the risks related to the Covid-19 pandemic see “Item 3—Key Information—Risk Factors—Risks related to our Business and Industry—We are exposed to the effects of fluctuations in the international prices of oil and gas”, “Item 3—Key Information—Risk Factors—Risks related to our Business and Industry—We are exposed to contractions in the demand of crude oil and natural gas and contractions in the demand of any of their by-products” and “Item 3—Key Information—Risk Factors— Risks Related to the Argentine and Mexican Economies and Regulatory Environments—The novel coronavirus could have an adverse effect on our business operations”.

Note Regarding Comparability of Our Results of Operations

On April 4, 2018, Vista consummated the Initial Business Combination. For more information on the Initial Business Combination, see “Presentation of Information—Financial Statements and Information” and “Presentation of Information—The Initial Business Combination.”

The comparability of our results of operations is affected by the consummation of the Initial Business Combination and purchase accounting. Considering the reporting treatment given to PELSA as our predecessor company, our results of operations for periods prior to the Initial Business Combination do not include the results of the APCO Entities, JDM and 25 de Mayo—Medanito and those from the 3.85% direct interest in the EL-AA-BP Concessions, and therefore are not comparable to our results for the period after the consummation of the Initial Business Combination.

Results of Operations

The following discussion relates to certain financial and operating data for the periods indicated. You should read this discussion in conjunction with our Audited Financial Statements and the accompanying notes thereto. We measure our performance by our net profit (loss) for the period, gross profit and operating profit and use these metrics to make decisions about allocating resources and to evaluate our financial performance.

Year ended December 31, 2019 compared to Period from April 4, 2018 through December 31, 2018 (Successor) and Period from January 1, 2018 through April 3, 2018 (Predecessor)

	Successor				Predecessor
	For the year ended December 31, 2019		For the period from April 4, 2018 through December 31, 2018		For the period from January 1, 2018 through April 3, 2018
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contract with customers	415,976	100%	331,336	100%	44,463	100%
Cost of sales	(328,130)	(79%)	(212,581)	(64%)	(38,623)	(87%)
Gross profit	87,846	21%	118,755	36%	5,840	13%
Selling expenses	(27,138)	(7%)	(21,341)	(6%)	(3,091)	(7%)
General and administrative expenses	(42,400)	(10%)	(24,202)	(7%)	(1,466)	(3%)
Exploration expenses	(676)	(0%)	(637)	(0%)	(134)	(0%)
Other operating income	3,165	1%	2,699	1%	1,240	3%
Other operating expenses	(6,180)	(1%)	(18,097)	(5%)	(135)	(0%)
Impairment recovery of property, plant and equipment	—	—	—	—	—	—
Operating profit	14,617	4%	57,177	17%	2,254	5%
Interest income	3,770	1%	2,532	1%	239	1%
Interest expense	(34,163)	(8%)	(15,746)	(5%)	(23)	(0%)
Other financial results	(715)	(0%)	(22,920)	(7%)	(1,159)	(3%)

Financial results, net	(31,108)	(7%)	(36,134)	(11%)	(943)	(2%)

(Loss)/Profit before income tax	(16,491)	(4%)	21,043	6%	1,311	3%

Current income tax (expense)	(1,886)	(0%)	(35,450)	(11%)	(4,615)	(10%)
Deferred income tax (expense) / benefit	(14,346)	(3%)	(11,975)	(4%)	(3,345)	(8%)

Income tax (expense)	(16,232)	(4%)	(47,425)	(14%)	(7,960)	(18%)

Net (loss) / profit for the year/period	(32,723)	(8%)	(26,382)	(8%)	(6,649)	(15%)

Other comprehensive (loss)
Other comprehensive (loss) that will not be reclassified to profit or loss in subsequent periods
- Remeasurements (loss) related to defined benefits plans	(1,577)	(0%)	(3,565)	(1%)	(89)	(0%)
- Deferred income tax benefit	394	0%	891	(0%)	22	0%

Other comprehensive (loss) that will not be reclassified to profit or loss in subsequent periods	(1,183)	(0%)	(2,674)	(1%)	(67)	(0%)

Other comprehensive (loss) for the year/period, net of tax	(1,183)	(0%)	(2,674)	(1%)	(67)	(0%)

Total comprehensive (loss)/profit for the year/period	(33,906)	(8%)	(29,056)	(9%)	(6,716)	(15%)

(Losses)/Earnings per share attributable to equity holders of the parent
Basic and Diluted (In U.S. dollars per share):	(0.409)	N/A	(0.375)	N/A	(0.070)	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

	Successor		Predecessor
Types of goods	For the year ended December 31, 2019	For the period from April 4, 2018 through December 31, 2018	For the period from January 1, 2018 through April 3, 2018
Revenue from crude oil	338,272	260,079	31,501
Revenue from natural gas	71,524	65,164	11,418
Revenue from NGL	6,180	6,093	1,544
Revenue from other goods and services	—	—	—

Revenue from contracts with customers	415,976	331,336	44,463

Total revenue from contracts with customers increased to US$416.0 during the year ended December 31, 2019 compared to US$44.5 million during the 2018 Predecessor Period and US$331.3 million during the 2018 Successor Period. Excluding the effect of the reporting treatment given to PELSA as our predecessor company, which effect accounts for the contribution of US$52.6 million to our total revenues during the year December 31, 2019 (see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations”). This increase was primarily driven by the ramp-up of shale production Vaca Muerta development, which reached 5,135 boe/d during the year ended December 31, 2019 compared to no production in the previous year. Such increase was partially offset by a decline of both oil and natural gas realized prices.

Revenues from crude oil increased to US$ 338.3 during the year ended December 31, 2019 compared to US$31.5 million during the 2018 Predecessor Period and US$260.0 million during the 2018 Successor Period, which represented 81.3%, 70.8% and 78.5% of our total revenue from contracts with customers, respectively. Excluding the effect of the reporting treatment given to PELSA as our predecessor company (see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations”), this increase was primarily driven by the shale development of Vaca Muerta, which led to an increase of total daily production of 228% and 25% compared to the 2018 Predecessor Period and 2019 Successor Period, respectively. The increase in production was partially offset by the abovementioned decline in realized sales prices as a consequence of a decline in the average Brent reference price of 5% compared to the 2018 Predecessor Period and 12% compared to the 2018 Successor Period, and the effect of Presidential Decree No. 566, whereby oil prices were intervened. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Crude Oil Market.”

Total volume of crude oil sold was 6,386 Mbbl during the year ended December 31, 2019, compared to 563.5 Mbbl during the 2018 Predecessor Period and 3,982 Mbbl during the 2018 Successor Period.

Average realized crude oil sales prices was 53.0 during the year ended December 31, 2019, compared to US$ 60.8/bbl during the 2018 Predecessor Period and US$67.2/bbl during the 2018 Successor Period, a decrease of 13% and 21%, respectively.

Revenues from natural gas decreased to US$71.5 during the year ended December 31, 2019, compared to US$11.4 million during the 2018 Predecessor Period and US$65.2 million during the 2018 Successor Period, which represented 17.2%, 25.7 % and 19.7% of our total revenue from contracts with customers, respectively. This decrease was primarily driven by a decrease in realized prices mainly due to an oversupplied domestic market.

Total volume of natural gas sold was 3,665 Mboe during the year ended December 31, 2019, compared to 479.5 Mboe during the 2018 Predecessor Period and 2,444 Mboe during the 2018 Successor Period.

Average realized natural gas sales prices was US$3.3/MMBtu during the year ended December 31, 2019, a decrease of 28% and 20% as compared to US$4.6/MMBtu during the 2018 Successor Period and US$4.1/MMBtu during the 2018 Predecessor Period, respectively.

Revenues from NGL decreased to US$6.2 million during the year ended December 31, 2019, compared to US$1.54 million during the 2018 Predecessor Period and US$6.1 million during the 2018 Successor Period, which represented 1.5%, 3.5% and 1.8% of our total revenue from contracts with customers, respectively.

During 2019, 99% of our revenue was generated by our oil and gas properties in Argentina, while during the 2018 Predecessor Period, the 2018 Successor Period and the 2017 Predecessor Year all of our revenues were generated by our oil and gas properties in Argentina.

Cost of Sales

	Successor		Predecessor
	For the year ended December 31, 2019	For the period from April 4, 2018 through December 31, 2018	For the period from January 1, 2018 through April 3, 2018
	(in thousands of US$)
Operating expenses	(114,431)	(86,245)	(18,367)
Crude oil stock fluctuation	310	(1,241)	733
Depreciation, depletion and amortization	(153,001)	(74,772)	(14,194)
Royalties	(61,008)	(50,323)	(6,795)

Cost of sales	(328,130)	(212,581)	(38,623)

Cost of sales increased to US$328.1 million during the year ended December 31, 2019, compared to US$38.6 million during the 2018 Predecessor Period and US$212.6 million during the 2018 Successor Period. Total cost of sales included fluctuations in the inventory of crude oil, operating expenses, depreciation, depletion and amortization and royalties. This increase was primarily driven by (i) the reporting treatment given to PELSA as our predecessor company (see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations”), which effect accounted for US$34.6 million to the total cost of sales during the year ended December 31, 2019; and (ii) an increase in depreciation, depletion and amortizations.

Operating expenses increased to US$114.4 during the year ended December 31, 2019, compared to US$18.4 million during the 2018 Predecessor Period and US$86.2 million during the 2018 Successor Period, which represented 34.9%, 47.6% and 40.6% of our total cost of sales, respectively. This increase was primarily driven by the abovementioned reporting treatment given to PELSA as our predecessor company (see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations”), which was partially offset by having in-sourced operations and maintenance crews, eliminating service mark-up and maximizing end-to-end control in our field operations, the impact of “One Team pulling” novel contracting model and the positive impact of the Argentine peso devaluation.

Operating expenses per produced barrel decreased to 10.8 US$/boe during the year ended December 31, 2019 from 17.3 US$/boe during the 2018 Predecessor Period and 12.9 US$/boe in the 2018 Successor Period. Such decrease was mainly driven by leveraging our shale production ramp-up on the existing conventional operations, diluting fixed cost base.

Depreciation, depletion and amortization increased to US$153.0 during the year ended December 31, 2019, compared to US$14.2 million during the 2018 Predecessor Period and US$74.8 million during the 2018 Successor Period, which represented 46.6%, 36.8% and 35.38% of our total cost of sales, respectively. This increase was primarily driven by the reporting treatment given to PELSA as our predecessor company (see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations”) and the increase of capital expenditures from US$130.0 million in the year ended December 31, 2018 (including information for the three-month period ended March 31, 2018 corresponding to all assets acquired in the Initial Business Combination) to US$224.1 million in the year ended December 31, 2019.

Royalties increased to US$61.0 million during the year ended December 31, 2019, compared to US$6.8 million during the 2018 Predecessor Period and US$50.3 million during the 2018 Successor Period, which represented 18.6%, 17.6% and 23.7% of our total cost of sales, respectively. This increase was primarily driven by the aforementioned increase in the volumes sold of crude oil and natural gas.

Gross Profit

Gross profit decreased to US$87.8 million during the year ended December 31, 2019, compared to US$5.8 million during the 2018 Predecessor Period and US$ 118.7 million during the 2018 Successor Period, which represented 21.1% and 35.8% and 12.0% of our total revenue from contracts with customers, respectively.

Selling Expenses

Selling expenses increased to US$27.1 million during the year ended December 31, 2019, compared to US$3.1 million during the 2018 Predecessor Period and US$21.3 million during the 2018 Successor Period, which represented 6.5%, 6.9% and 6.4% of our total revenue from contracts with customers, respectively. This increase was primarily driven by taxes, rates and contributions, which increased 770.8% and 26.7% compared to the 2018 Predecessor Period and the 2018 Successor Period, respectively and transportation expenses, which increased 1,119.3% and 63.3% compared to the 2018 Predecessor Period and the 2018 Successor Period, respectively. Both increases were mainly driven by the increase in production.

General and Administrative Expenses

General and administrative expenses increased to US$ 42.4 million during the year ended December 31, 2019, compared to US$1.5 million during the 2018 Predecessor Period and US$24.2 million during the 2018 Successor Period, which represented 10.2%, 3.3% and 7.3% of our total revenue from contracts with customers, respectively. This increase was primarily driven by salaries and social security charges, which increased 2,822.1% and 68.8% compared to the 2018 Predecessor Period and the 2018 Successor Period, respectively, share-based payments expense, which increased 165.0% compared to the 2018 Predecessor Period and the 2018 Successor Period, and employee benefits, which increased 2,293.3% and 155.9% compared to the 2018 Predecessor Period and the 2018 Successor Period, respectively.

Exploration Expenses

Exploration expenses remained flat in US$0.7 million during the year ended December 31, 2019, compared to US$0.1 million during the 2018 Predecessor Period and US$0.6 million during the 2018 Successor Period, with similar exploration activity levels.

Other Operating Income

Other operating income decreased to US$3.2 million during the year ended December 31, 2019, compared to US$1.2 million during the 2018 Predecessor Period and US$2.7 million during the 2018 Successor Period. This decrease was mainly driven by a reduction in services to third parties, which decreased 8.6% as compared to the 2018 Predecessor Period and 2018 Successor Period combined and Surplus Gas Injection Compensation (SGIC) which decreased from US$0.3 million during the 2018 Predecessor Period to zero during the year ended December 31, 2019.

Other Operating Expenses

Other operating expenses decreased to US$6.2 during the year ended December 31, 2019, compared to US$0.1 million during the 2018 Predecessor Period and US$18.0 million during the 2018 Successor Period. This decrease was primarily driven by the reduction in restructuring expenses, that decreased 73.0% compared to the 2018 Successor Period, and had reached US$12.0 million during such period due to the Initial Business Combination.

Operating Profit

Operating profit decreased to US$14.6 million during the year ended December 31, 2019, compared to US$2.2 million during the 2018 Predecessor Period and US$57.2 million during the 2018 Successor Period, which represented 3.5%, 5.1% and 17.3% of our total revenue from contracts with customers, respectively.

Interest Income

Interest income increased to US$3.8 million during the year ended December 31, 2019, compared to US$0.2 million during the 2018 Predecessor Period and US$2.5 million during the 2018 Successor Period. This increase was primarily driven by an increase of accrued interest on government notes at amortized costs (due to additional investments in such government notes), which increased 921.8% and 500.0% compared to the 2018 Predecessor Period and the 2018 Successor Period, respectively. Such increase was partially offset by a decrease in gains from financial interests, which decreased 37.5% compared to the 2018 Successor Period.

Interest Expense

Interest Expense increased to US$34.2 during the year ended December 31, 2019, compared to US$0.1 million during the 2018 Predecessor Period and US$15.7 million during the 2018 Successor Period. This increase was primarily driven by a higher level of borrowings, including the Syndicated Loan, and the two series of bonds issued by Vista Argentina in July and August 2019. Borrowings interest accrued on our outstanding debt increased 119.7% compared to the 2018 Successor Period.

Other Financial Results

Other financial loss decreased to US$0.7 million during the year ended December 31, 2019, compared to US$ 1.2 million during the 2018 Predecessor Period and US$22.3 million during the 2018 Successor Period. This decrease was primarily driven by changes in the fair value of warrants, which varied from a loss of US$8.9 million during the 2018 Successor Period, to a gain of US$6.8 million during the year ended December 31, 2019, effect of discount of assets and liabilities at present value, which increased from a loss of US$2.7 million during the 2018 Successor Period, to zero during the year ended December 31, 2019 and costs of early settlements of borrowings and other financing costs, which increased from a loss of US$14.5 million during the 2018 Successor Period, to a loss of US$2.1 million during the year ended December 31, 2019. Such effects were partially offset by foreign currency exchange difference, net, which decreased from a loss of US$1.0 million and a gain of US$3.0 million during the 2018 Predecessor Period and 2018 Successor Period, respectively, to a loss of US$ 3.0 million during the year ended December 31, 2019.

Profit Before Income Taxes

Loss before income taxes decreased to a loss of US$16.5 million during the year ended December 31, 2019, compared to a gain of US$1.3 million for the 2018 Predecessor Period and US$21.0 million during the 2018 Successor Period.

Income Tax expense

Our income tax expense decreased to US$16.2 million during the year ended December 31, 2019, compared to US$8.0 million during the 2018 Predecessor Period and US$47.4 million during the 2018 Successor Period. This decrease was primarily driven by (i) a decrease in current income tax expense of 59.1% and 94.7% compared to the 2018 Predecessor Period and the 2018 Successor Period respectively (which was mainly driven by the fact that Vista Argentina, our main subsidiary, generated tax losses during 2019, resulting from the combined impact of a devaluation of the Argentine Peso versus the U.S Dollar and a net debt position in U.S. Dollars) and (ii) a decrease in deferred income tax expense, which decreased 328.9% and 19.8% compared to the 2018 Predecessor Period and 2018 Successor Period, respectively. This effect is due to the Company´s taxable basis, which is determined in a currency (Argentine peso) different to our functional currency (U.S. dollar) and the existence of the aforementioned tax losses in Vista Argentina during 2019. For more information, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Deferred Income Tax.”

Net (loss) profit for the period/year

Net loss was stable, totalizing US$32.7 million during the year ended December 31, 2019, compared to US$6.6 million during the 2018 Predecessor Period and US$ 26.4 million during the 2018 Successor Period.

Period from April 4, 2018 through December 31, 2018 (Successor) and Period from January 1, 2018 through April 3, 2018 (Predecessor) compared to the year ended December 31, 2017 (Predecessor)

	Successor		Predecessor
	For the period from April 4, 2018 through December 31, 2018		For the period from January 1, 2018 through April 3, 2018		For the year ended December 31, 2017
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contracts with customers	331,336	100%	44,463	100%	198,075	100%
Cost of sales	(212,581)	(64%)	(38,623)	(87%)	(174,401)	(88%)

Gross profit	118,755	36%	5,840	13%	23,674	12%

Selling expenses	(21,341)	(6%)	(3,091)	(7%)	(13,264)	(7%)
General and administrative expenses	(24,202)	(7%)	(1,466)	(3%)	(6,774)	(3%)
Exploration expenses	(637)	(0%)	(134)	(0%)	(1,049)	(1%)
Other operating income	2,699	1%	1,240	3%	17,802	9%
Other operating expenses	(18,097)	(5%)	(135)	0%	(5,125)	(3%)
Impairment recovery of property, plant and equipment	—	—	—	—	5,290	3%

Operating profit	57,177	17%	2,254	5%	20,554	10%

Interest income	2,532	1%	239	1%	166	0%
Interest expense	(15,746)	(5%)	(23)	0%	(18)	0%
Other financial results	(22,920)	(7%)	(1,159)	(3%)	(436)	0%

Financial results, net	(36,134)	(11%)	(943)	(2%)	(288)	0%

Profit before income tax	21,043	6%	1,311	3%	20,266	10%
Current income tax expense	(35,450)	(11%)	(4,615)	(10%)	(15,956)	(8%)
Deferred income tax expense	(11,975)	(4%)	(3,345)	(8%)	9,595	5%

Income tax expense	(47,425)	(14%)	(7,960)	(18%)	(6,361)	(3%)

Net (loss) profit for the period/year	(26,382)	(8%)	(6,649)	(15%)	13,905	7%

Other comprehensive income (loss)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods
—Remeasurements loss related to defined benefits plans	(3,565)	(1%)	(89)	0%	(355)	0%
—Income Tax benefit	891	0%	22	0%	124	0%

Other comprehensive benefit (loss) that will not be reclassified to profit or loss in subsequent periods	(2,674)	(1%)	(67)	0%	(231)	0%

Other comprehensive benefit (loss) for the period/year, net of tax	(2,674)	(1%)	(67)	0%	(231)	0%

Total comprehensive (loss) income for the period	(29,056)	(9%)	(6,716)	(15%)	13,674	7%

(Losses) earnings per share attributable to equity holders of the parent
Basic—(In U.S. Dollars per share):	(0.37)	N/A	(0.07)	N/A	0.14	N/A
Diluted—(In U.S. Dollars per share):	(0.37)	N/A	(0.07)	N/A	0.14	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

	Successor	Predecessor	Predecessor
	For the period from April 4, 2018 through December 31, 2018	For the period from January 1, 2018 through April 3, 2018	For the year ended December 31, 2017
		(in thousands of US$)
Revenue from crude oil	260,079	31,501	146,635
Revenue from natural gas	65,164	11,418	45,947
Revenue from NGL	6,093	1,544	5,477
Revenue from contracts with customers	—	—	16

Total revenue from contracts with customers	331,336	44,463	198,075

Total revenue from contracts with customers increased to US$44.5 million during the 2018 Predecessor Period and US$331.3 million during the 2018 Successor Period, compared to US$198.1 million during the 2017 Predecessor Year. This increase was primarily driven by (i) the APCO Acquisition, which contributed US$54.5 million of revenues and (ii) the acquisition of JDM-Medanito, which contributed US$130.0 million of revenues, in each case during the 2018 Successor Period.

Revenues from crude oil increased to US$31.5 million during the 2018 Predecessor Period and US$260.0 million during the 2018 Successor Period, compared to US$146.6 million during the 2017 Predecessor Year, which represented 70.8%, 78.5% and 74.0% of our total revenue from contracts with customers, respectively. This increase was primarily driven by (i) the APCO Acquisition, which contributed US$39.5 million of crude oil revenues, and (ii) the acquisition of JDM-Medanito, which contributed US$119.1 million of crude oil revenues, in each case during the 2018 Successor Period.

Total volume of crude oil sold was 563.5 Mbbl during the 2018 Predecessor Period and 3,982 Mbbl during the 2018 Successor Period, compared to 2,599 Mbbl during the 2017 Predecessor Year.

Average realized crude oil sales prices was US$65.3/bbl during the 2018 Successor Period, an increase of 16.8% and 15.8% as compared to US$55.9/bbl during the 2018 Predecessor Period and US$56.4/bbl during the 2017 Predecessor Year, respectively.

Revenues from natural gas increased to US$11.4 million during the 2018 Predecessor Period and US$65.2 million during the 2018 Successor Period, compared to US$45.9 million during the 2017 Predecessor Year, which represented 25.7%, 19.7% and 23.2% of our total revenue from contracts with customers, respectively. This increase was primarily driven by (i) the APCO Acquisition, which contributed US$13.6 million of natural gas revenues and (ii) the acquisition of JDM-Medanito, which contributed US$10.9 million of natural gas revenues, in each case during the 2018 Successor Period.

Total volume of natural gas sold was 479.5 Mboe during the 2018 Predecessor Period and 2,444 Mboe during the 2018 Successor Period, compared to 2,399 Mboe during the 2017 Predecessor Year.

Average realized natural gas sales prices was US$4.6/MMBtu during the 2018 Successor Period, an increase of 12.2% and 39.4% as compared to US$4.1/MMBtu during the 2018 Predecessor Period and US$3.3/MMBtu during the 2017 Predecessor Year, respectively.

Revenues from NGL increased to US$1.54 million during the 2018 Predecessor Period and US$6.1 million during the 2018 Successor Period, compared to US$5.5 million during the 2017 Predecessor Year, which represented 3.5%, 1.8% and 2.8% of our total revenue from contracts with customers, respectively. This increase was primarily driven by the APCO Acquisition, which amounted to US$1.3 million during the 2018 Successor Period.

During the 2018 Predecessor Period, the 2018 Successor Period and the 2017 Predecessor Year all of our revenues were generated by our oil and gas properties in Argentina.

Cost of Sales

	2018 Successor Period	2018 Predecessor Period	Predecessor
	from April 4, 2018 to December 31, 2018	from January 1, 2018 to April 3, 2018	For the year ended December 31, 2017
		(in thousands of US$)
Crude oil stock fluctuation	1,241	733	7,566
Operating expenses	86,245	18,367	77,461
Depreciation, depletion and amortization	74,772	14,194	61,211
Royalties	50,323	6,795	28,163

Total Cost of sales	212,581	38,623	174,401

Cost of sales increased to US$38.6 million during the 2018 Predecessor Period and US$212.6 million during the 2018 Successor Period, compared to US$174.4 million during the 2017 Predecessor Year. Total cost of sales included fluctuations in the inventory of crude oil, operating expenses, depreciation, depletion and amortization and royalties. This increase was primarily driven by (i) the APCO Acquisition, which contributed US$40.6 million to the cost of sales and (ii) the acquisition of JDM-Medanito, which contributed US$53.9 million to the cost of sales, which increase was partially offset by a reduction in the operating expenses per produced barrel in the 2018 Successor Period.

Operating expenses increased to US$18.4 million during the 2018 Predecessor Period and US$86.2 million during the 2018 Successor Period, compared to US$77.5 million during the 2017 Predecessor Year, which represented 47.6%, 40.6% and 44.4% of our total cost of sales, respectively. This increase was primarily driven by (i) the APCO Acquisition, which contributed US$18.4 million and (ii) the acquisition of JDM-Medanito, which contributed US$14.0 million, in each case during the 2018 Successor Period, which increase was partially offset by a reduction in the operating expenses per produced barrel in the 2018 Successor Period.

Operating expenses per produced barrel decreased from 16.8 US$/boe during the 2017 Predecessor Year, to 17.3 US$/boe during the 2018 Predecessor Period and 12.9 US$/boe in the 2018 Successor Period. Such decrease was mainly driven by the renegotiation of certain key contracts, the right-sizing of O&M providers and the depreciation of the Argentine Peso during the 2018 Successor Period.

Depreciation, depletion and amortization increased to US$14.2 million during the 2018 Predecessor Period and US$74.8 million during the 2018 Successor Period, compared to US$61.2 million during the 2017 Predecessor Year, which represented 36.8% , 35.38% and 35.1% of our total cost of sales, respectively. This increase was primarily driven by additions to property plant and equipment during the 2018 Successor Period mainly related to the APCO and JDM-Medanito acquisitions.

Royalties increased to US$6.8 million during the 2018 Predecessor Period and US$50.3 million during the 2018 Successor Period, compared to US$28.2 million during the 2017 Predecessor Year, which represented 17.6%, 23.7% and 16.1% of our total cost of sales, respectively. This increase was primarily driven by an increase in oil and gas sales mainly related to the APCO and JDM-Medanito acquisitions during the 2018 Successor Period.

Gross Profit

Gross profit increased to US$5.8 million during the 2018 Predecessor Period and US$ 118.7 million during the 2018 Successor Period, compared to US$ 23.7 million during the 2017 Predecessor Year, which represented 13.1% and 35.8% and 12.0% of our total revenue from contracts with customers, respectively. This increase was primarily driven by the increase in revenues from contracts with customers, which was partially offset by the increase in cost of sales, as explained in the paragraphs above.

Selling Expenses

Selling expenses increased to US$3.1 million during the 2018 Predecessor Period and US$21.3 million during the 2018 Successor Period, compared to US$13.3 million during the 2017 Predecessor Year, which represented 7.0%, 6.4% and 6.7% of our total revenue from contracts with customers, respectively. This increase was primarily driven by higher expenses contributed by the APCO and JDM-Medanito acquisitions during the 2018 Successor Period.

General and Administrative Expenses

General and administrative expenses increased to US$1.5 million during the 2018 Predecessor Period and US$24.2 million during the 2018 Successor Period, compared to US$6.8 million during the 2017 Predecessor Year, which represented 3.3% and 7.3% and 3.4% of our total revenue from contracts with customers, respectively. This increase was primarily driven by (i) higher expenses contributed by the APCO acquisition during the 2018 Successor Period and (ii) an increase in fees and compensation for services, salaries and social security charges, employee benefits and share-based payments expense during the 2018 Successor Period.

Exploration Expenses

Exploration expenses decreased to US$0.1 million during the 2018 Predecessor Period and US$0.6 million during the 2018 Successor Period, compared to US$1.0 million during the 2017 Predecessor Year. This decrease was primarily driven by a decrease in exploration activity during the 2018 Successor Period.

Other Operating Income

Other operating income decreased to US$1.2 million during the 2018 Predecessor Period and US$2.7 million during the 2018 Successor Period, compared to US$17.8 million during the 2017 Predecessor Year. This decrease was primarily due to the compensation received in 2017 amounting to US$16.9 million related to the surplus gas injection program. For more information, see Note 2.4.7.3 to our Audited Financial Statements.

Other Operating Expenses

Other operating expenses increased to US$0.1 million during the 2018 Predecessor Period and US$18.0 million during the 2018 Successor Period, compared to US$5.1 million during the 2017 Predecessor Year. This increase was primarily driven by restructuring expenses of US$12.0 million and transaction costs related to the Initial Business Combination of US$2.4 million, in each case incurred during the 2018 Successor Period.

Operating Profit

Operating profit increased to US$2.2 million during the 2018 Predecessor Period and US$57.2 million during the 2018 Successor Period, compared to US$20.6 million during the 2017 Predecessor Year, which represented 5.1%, 17.3% and 10.4% of our total revenue from contracts with customers, respectively. This increase was primarily driven by the reasons explained in the paragraphs above.

Interest Income

Interest income increased to US$0.2 million during the 2018 Predecessor Period and US$2.5 million during the 2018 Successor Period, compared to US$0.2 million during the 2017 Predecessor Year. This increase was primarily driven by US$2.1 million financial interest income accrued during the 2018 Successor Period arising from higher short-term investments in the 2018 Successor Period.

Interest Expense

Interest Expense increased to US$0.1 million during the 2018 Predecessor Period and US$15.7 million during the 2018 Successor Period, compared to nil during the 2017 Predecessor Year. This increase was primarily driven by US$15.6 million in borrowing interest expense accrued during the 2018 Successor Period from the Bridge Loan, which was prepaid in full in July 2018, and the Syndicated Loan (for more information, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”).

Other Financial Results

Other financial loss increased to a loss of US$ 1.2 million during the 2018 Predecessor Period and US$22.3 million during the 2018 Successor Period, compared to a loss of US$0.4 million during the 2017 Predecessor Year. This increase was primarily driven by (i) a loss of US$8.9 million due to changes in the fair value of Warrants during the 2018 Successor Period, (ii) costs of early settlements of borrowings and other financing costs of US$14.5 million during the 2018 Successor Period and (iii) a US$2.7 million loss during the 2018 Successor Period mainly related to the effect of the discount of assets and liabilities at present value.

Profit Before Income Taxes

Loss before income taxes increased to US$1.3 million loss for the 2018 Predecessor Period and US$21.0 million during the 2018 Successor Period, compared to US$20.3 million loss for the 2017 Predecessor Year. This increase was primarily driven by the reasons explained in the paragraphs above.

Income Tax expense

Our income tax expense increased to US$8.0 million during the 2018 Predecessor Period and US$47.4 million during the 2018 Successor Period, compared to US$6.4 million during the 2017 Predecessor Year. This increase was primarily driven by (i) an increase in the current income tax expense, from US$16.1 million in the 2017 Predecessor Year to US$4.2 million in the 2018 Predecessor Period and US$35.5 million during the 2018 Successor Period and (ii) an increase in the deferred income tax expense, from income of US$9.6 million in the 2017 Predecessor Year to an expense of US$3.3 million in the 2018 Predecessor Period and an expense of US$12.0 million during the 2018 Successor Period, being both increases mainly derived from the additional taxable income generated by the APCO and JDM / Medanito acquisitions and the devaluation of the Argentine peso mainly during the second and third quarters of 2018, which derived in a higher deferred income tax liability mainly from our property, plant and equipment as a result of an increase in the temporary difference between the tax bases and carrying amount of such non- monetary assets . This effect is due to the Company´s taxable basis, which is determined in a currency (Argentine peso) different to our functional currency (U.S. dollar) and, consequently, fluctuations in the exchange between these two currencies give rise to temporary differences under IFRS. For more information, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Results of Operations—Deferred Income Tax.”

Net (loss) profit for the period/year

Net Profit (loss) decreased to a US$6.6 million loss during the 2018 Predecessor Period and a US$ 26.4 million loss during the 2018 Successor Period, compared to US$13.9 million of net profit during the 2017 Predecessor Year. This decrease was primarily driven by the reasons provided in the paragraphs above.

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

•	changes in oil, natural gas and liquid gas prices and our ability to generate cash flows from our operations;

•	our capital expenditure requirements; and

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness.

Since our incorporation in March 22, 2017, we have raised US$650 million in public equity offerings, US$95 million in private equity offerings and US$300 million through borrowings, as described further below, which net of the redemption rights, as explained below, have been used to fund the Initial Business Combination, our capital expenditures program and to increase our liquidity.

On August 15, 2017, we completed our US$650 million initial global offering of 65,000,000 series A shares and 65,000,000 warrants exercisable for such series A shares (the “Warrants”), generating net proceeds to us, after offering expenses, of US$640 million. The series A shares and warrants issued pursuant to our initial global offering are listed on the Mexican Stock Exchange.

Three Warrants entitle the holder thereof to purchase one series A share at a price of US$11.50 per series A share. The Warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for a series A share for any 20 trading days within an applicable 30-trading day period equals or exceeds the Mexican Peso equivalent of US$18.00 and we decide to early terminate the exercise period thereof. In the event that we declare an early termination, we will have the right to declare that the exercise of the warrants be made on a “cashless basis.” See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

Concurrently with our initial global offering, Vista Sponsor Holdings, L.P. and the Management Team (excluding Gastón Remy) purchased a total of 29,680,000 warrants exercisable for series A shares in a private placement (the “Sponsor Warrants”), generating gross proceeds to us of US$14,840,000. The Sponsor Warrants are identical to and fungible with the Warrants. However, the Sponsor Warrants may be exercised for cash or on a cashless basis at the discretion of Vista Sponsor Holdings, L.P. and the Management Team, or their permitted transferees. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

On August 15, 2017, we also executed a forward purchase agreement (the “FPA”) pursuant to which RVCP agreed to purchase a total of up to 5,000,000 series A shares (the “FPA Shares”) and up to 5,000,000 warrants (“FPA Warrants”) for a total purchase price of US$50 million (or US$10 per unit).

Further, on September 12, 2018, we entered executed a subscription agreement with Kensington, RVCP’s sole limited partner, for the subscription of the FPA Shares and the FPA Warrants that could be purchase by RVCP, or its permitted transferees, pursuant to the FPA. On February 12, 2019, we completed the sale of the FPA Shares and the FPA Warrants to Kensington for an amount of US$50.0 million pursuant to the FPA and, additionally, 500,000 series A shares for an amount of US$5.0 million pursuant to certain subscription commitment among Vista and Kensington. The FPA Warrants are subject to the same terms as the Sponsor Warrants. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

As of the date of this annual report, we hold 33,226,667 series A shares in treasury for delivery upon exercise of any Warrants, Sponsor Warrants or FPA Warrants, as the case may be.

As per the unanimous shareholders resolutions dated July 28, 2017, our shareholders resolved to reduce a portion of our outstanding capital stock. As a result, a number of series A shares, which represented a portion of the amount authorized to be reduced, were reimbursed for cash and canceled.

On April 4, 2018, the date we consummated our Initial Business Combination:

•

we entered into a bridge loan agreement (the “Bridge Loan”) with Citibank, N.A., Credit Suisse AG Cayman Islands Branch and Morgan Stanley Senior Funding, Inc. in an aggregate principal amount equal to US$260.0 million, maturing on February 11, 2019, bearing interest at a variable rate between 3.25% and 5%. The Bridge Loan was prepaid in full on or about July 19, 2018 with the proceeds of the Syndicated Loan.

•

approximately 31.29% of holders of series A shares exercised their redemption rights, as a result of which 20,340,685 series A shares were redeemed for an amount of US$204.6 million. The holders of remaining series A shares were capitalized net of the deferred offering expenses paid to the underwriters in our initial global offering for an amount of US$442.5 million, and

•	we obtained from a private placement transaction a capital contribution of US$95,000,000 representing 9,500,000 series A shares that were paid in.

We believe that our working capital is sufficient for our present requirements.

In July 2019, we completed a global offering consisting of a follow-on public offering in Mexico of our series A shares and an international public offering in the United States and other countries of our series A shares represented by American Depositary Shares on the NYSE for a total amount of 10,906,257 series A shares (including all over-allotment options). Our ADSs began trading on the NYSE on July 26, 2019, under the ticker symbol “VIST”. The gross proceeds of the global offering amounted to approximately $101 million, before fees and expenses.

Indebtedness

As of December 31, 2019, we had total outstanding indebtedness of US$ 451.4 million.

On July 19, 2018, Vista Argentina, in its capacity as borrower, Vista, Vista Holding I, APCO Argentina and APCO International, as guarantors, entered into a syndicated term loan agreement (the “Syndicated Loan Agreement”) with a syndicate of banks for an aggregate principal amount equal to US$300 million (the “Syndicated Loan”).

The Syndicated Loan consists of (i) a five year fixed rate tranche and (ii) a floating rate tranche. On July 19, 2018, Vista Argentina requested a loan disbursement in an amount equal to US$300 million pursuant to the Syndicated Loan. The funds from the loans were used to (i) repay in full all of the outstanding loans, obligations, interests, fees, costs and expenses under the bridge loan agreement dated as of April 4, 2018, among Vista, as borrower, Vista Argentina, Vista Holding I, APCO Argentina, APCO International and Vista Holding II, as guarantors, and a syndicate of banks for an aggregate principal amount of US$260 million (the “Bridge Loan”), (ii) for general corporate purposes and (iii) pay related transaction fees, costs and expenses. Vista used the proceeds from the Bridge Loan to finance a portion of the Initial Business Combinations.

The Syndicated Loan is an unsecured facility that amortizes on a semi-annual basis beginning eighteen months after the disbursement date. On October 22, 2018, Vista Holding II became a guarantor and a loan party to the Syndicated Term Loan, and on October 31, 2018, APCO Oil & Gas S.A.U. assumed the obligations of APCO International under the Guaranty in its capacity as the successor to APCO International (see “Item 4—Information on the Company—History and Development of the Company—Corporate Reorganization”). Pursuant to the terms of the Syndicated Loan, Vista may be required from time to time to add additional material subsidiaries of Vista as Guarantors under the Syndicated Loan. Any such Guarantors are subject to the affirmative and negative covenants and other restrictions applicable to loan parties under the Syndicated Loan. See “Item 3—Key Information—Risk Factors—Our debt obligations include operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.” As of the date of this annual report, there is no default or event of default outstanding under the Syndicated Loan.

On June 10, 2019, Vista Argentina, we, Vista Holding I, APCO Argentina, APCO International and Vista Holding II entered into an amendment (the “First Amendment”) to the Syndicated Loan Agreement with certain lenders constituting the required lenders under the Syndicated Loan and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. Among other things, the First Amendment provides us, the other Guarantors and Vista Argentina with additional flexibility to make certain investments in other loan parties and in third parties (subject to certain ceilings) and provides Vista Holding I with additional flexibility during the eighteen month period (ending on January 19, 2020) following the date of the Syndicated Loan Agreement to make certain dividends and distributions to Vista and other persons (subject to certain ceilings).

On March 12, 2020, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a further amendment (the “Second Amendment”) to the Syndicated Loan Agreement with certain lenders constituting the required lenders under the Syndicated Loan and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. Among other things, the Second Amendment provides for the adjusted consolidated net debt to adjusted consolidated EBITDA ratio to be tested on a consolidated basis at the level of Vista Holding I (excluding debt of Vista Holding I owing to us or any of the guarantors). Previously, such ratio excluded the indebtedness and EBITDA of Vista Holding I for testing purposes.

On May 7, 2019 the shareholders of Vista Argentina approved the creation of a program for the issuance of short-, medium- or long-term, subordinated or unsubordinated, secured or unsecured, simple non-convertible debt securities, (obligaciones negociables simples no convertibles en acciones), for up to an aggregate principal amount at any time outstanding of US$800,000,000 or its equivalent in other currencies (the “Notes Program”). The Notes Program was approved by the Argentine Securities Commission (the Comisión Nacional de Valores, or the “CNV”). Accordingly, Vista Argentina may publicly offer and issue debt securities in Argentina.

On July 30, 2019, Vista Argentina entered into a loan agreement with BBVA Argentina S.A. for an amount of US$15,000,000, at an annual fixed rate of 9.4% and for 36-month term.

On July 31, 2019, Vista Argentina issued a 24-month bullet bond for US$50 million at a flat interest rate of 7.88% per annum. In addition, on August 7, 2019, Vista Argentina issued a 36-month bullet bond for an additional US$50 million at a flat interest rate of 8.50% per annum. In February 2020, Vista Argentina issued an additional 4-year bullet bond for US$50 million at a flat interest rate of 3.50% per annum.

On December 12, 2019, Vista Argentina entered into a loan agreement with BBVA Argentina S.A. for an amount of AR$725,000,000, at an annual fixed rate in Argentine pesos of 62.0% and for a three-month term. The loan was repaid on March 25, 2020.

On December 12, 2020, Vista Argentina entered into a loan agreement with Banco de Galicia y Buenos Aires S.A.U. for an amount of AR$600,000,000, at an annual floating interest rate in Argentine pesos of Adjusted Badlar base rate plus an applicable margin of 8.25% and for a three-month term. The loan was repaid on March 27, 2020.

On January 15, 2020, Vista Argentina entered into a loan agreement with Banco Macro S.A. for an amount of US$30,000,000, at an annual fixed rate of 5.25% and for a six-month term.

On April 1, 2020, Vista Argentina entered into a loan agreement with Banco BBVA Argentina S.A. for an amount of AR$725,000 for a 12-month term at an annual floating interest rate equal to TM20 adjusted base rate plus an applicable margin of 6%.

On September 11, 2019, the Board of Directors of the U.S. International DFC, formerly OPIC, approved the provision of up to US$300 million in financing to Vista Argentina for a ten-year period and US$150 million to Aleph Midstream for a ten-year period. This financing is still subject to the completion of definitive documentation and the fulfillment of conditions precedent. We intend to use the proceeds of such financing to fund capital expenditures relating to our development plan in the Bajada del Palo Oeste block and the related facilities. While the process for obtaining such financing has begun, no assurances can be given that OPIC will approve and grant such financing.

On April 27, 2020, Vista Argentina signed a loan agreement with Bolsas y Mercados Argentinos S.A. for an amount of AR$ 95 million at an annual interest rate of 18.62% and for a period of 30 days, guaranteed with government bonds held by Vista Argentina.

Capital Expenditures

The amount and allocation of future capital expenditures will depend upon a number of factors, including our cash flows from operating, investing and financing activities and our ability to execute our drilling program. We periodically review our capital expenditure budget to assess changes in current and projected cash flows, debt requirements and other factors. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to finance the capital expenditures necessary to maintain our production or proved reserves. We intend to fund our capital expenditures with cash generated from our operations, cash on hand, and debt and equity financing.

Because we operate a high percentage of our acreage, capital expenditure amounts (in addition to our capital expenditures committed under our concessions) and timing are largely discretionary and within our control. We determine our capital expenditures depending on a variety of factors, including, but not limited to, existing commitments under the concessions, the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other working interest owners. A deferral of planned capital expenditures, particularly with respect to drilling and completing new wells, could result in a reduction in anticipated production and cash flows. Moreover, we may be required to unbook some portion of our current proved undeveloped reserves if such deferral of planned capital expenditures implies that we will be unable to develop such reserves within five years of their initial booking.

During the year ended December 31, 2019, we made total capital expenditures of US$224.1 million. During the nine-month period ended December 31, 2018, we made total capital expenditures of US$123.7 million. During the three-month period ended March 31, 2018, we made total capital expenditures of US$6.3 million (information corresponding to all assets acquired in the Initial Business Combination).

We are currently revising and optimizing our total capital expenditures for the year 2020 due to the impact of Covid-19 on our operations. Health and safety measures introduced by the Argentine and Mexican governments, in conjunction with guidelines and emergency procedures by our Company, have had, and probably will keep having, and impact on our drilling, completion and general operations. In addition, the contraction of crude oil demand and the drop in international and domestic prices, might cause some of the investments originally budgeted for 2020 to become uneconomical and therefore we might decide to defer such projects. See “Item 3—Key Information—Risk Factors— We are exposed to contractions in the demand of crude oil and natural gas and contractions in the demand of any of their by-products” and “Item 3—Key Information—Risk Factors—The novel coronavirus could have an adverse effect on our business operations.”

As part of the terms and conditions governing the concession agreements relating to our oil and gas properties in Argentina, we are committed to making capital investments for drilling and completing wells, performing well workovers and investing in facilities. We have estimated the amount of capital expenditures required to comply with our commitments under such concessions based on the historical costs of drilling and completing wells, performing well workovers and investing in facilities. According to our best estimates, we anticipate our capital expenditures required to comply with our commitments under the concessions to be approximately US$138.7 million from December 31, 2019 through December 31, 2022. We may elect to defer in whole or in part the capital investments in Argentina that we had originally scheduled for 2020, depending on how the contraction of crude oil demand and the drop in international and domestic prices evolve during 2020. For more information on these investment commitments, see Note 28 to our Audited Financial Statements.

We have also committed to make certain capital investments in our three blocks in Mexico once the exploratory plans are approved by CNH. We have estimated that we will be required to make capital expenditures at our working interest for an estimated amount of US$21.6 million. Capital commitments in the Mexican blocks should be completed in 24 months since the approval of each of the explorations plans by CNH. The CS-01 exploration plan was approved by CNH in February 2019, the TM-01 exploration plan was approved by CNH in February 2019, and the A-10 exploration plan was approved by CNH in August 2019. We may elect to defer in whole or in part the capital investments in Mexico that we had originally scheduled for 2020, depending on how the contraction of crude oil demand and the drop in international and domestic prices evolve during 2020. See “Item 3—Key Information—Risk Factors—We are exposed to contractions in the demand of crude oil and natural gas and contractions in the demand of any of their by-products.”

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Successor		Predecessor
	For the year ended December 31, 2019	For the period from April 4, 2018 to December 31, 2018	For the period from January 1, 2018 to April 3, 2018	For the year ended December 31, 2017
	(in thousands of US$, except margins)
Cash flows provided by (used in)
Operating activities	134,258	125,522	22,279	45,867
Investing activities	(235,009)	(857,250)	(8,943)	(46,570)
Financing activities	266,301	141,544	—	(6,733)
Net (decrease) increase in cash and cash equivalents	165,550	(590,184)	13,336	(7,436)

Cash Flows Provided by Operating Activities

For the year ended December 31, 2019, net cash generated by operating activities was US$134.3 million, mainly due to the loss for the period of US$32.7 million adjusted for non-cash items (mainly relating to depreciation charges, net exchange differences, share-based payment expense, interest expense and accrued income tax), which was partially offset by a decrease of US$22.1 million in accounts payable and other payables and income tax payments of US$26.3 million.

For the 2018 Predecessor Period, net cash generated by operating activities was US$22.3 million, mainly due to the loss for the period of US$6.6 million adjusted for non-cash items of US$20.8 million (mainly relating to depreciation charges, net exchange differences and accrued income tax), which was partially offset by a decrease of US$1.0 million in accounts payable, accrued liabilities and other payables, decreases in inventory of US$2.3 million and trade and other receivables of US$9.7 million, and income tax payments of US$0.99 million.

For the 2018 Successor Period, net cash provided by operating activities was US$125.5 million, mainly generated by the net loss for the period of US$26.4 million, adjusted for non-cash items of US$165.2 million (mainly relating to depreciation charges and the accrued income tax), an increase of US$32.9 million in trade and other receivables, an increase of US$33.7 million in accounts payable, accrued liabilities and other payables, a decrease in inventory of US$11.0 million and income tax payments of US$16.6 million.

Cash Flows Used in Investing Activities

For the year December 31, 2019, net cash used in investing activities was US$235.0 million, mainly attributable to payments for acquisition of property, plant and equipment for US$240.3 million.

For the 2018 Predecessor Period, net cash used in investing activities was US$8.9 million, mainly attributable to payments for acquisition of property, plant and equipment of US$12.5 million and acquisition of other financial assets for US$8.2 million, partially offset by proceeds from sales of other financial assets of US$11.4 million.

For the 2018 Successor Period, cash used in investing activities was US$857.2 million, resulting mainly from the net cash outflow used to finance the acquisitions of US$725.2 million plus additional capital expenditures of US$117.8 million and other intangible assets of US$31.5 million partially offset by proceeds from sales of other financial assets of US$16.7 million.

Cash Flows Provided by (used in) Financing Activities

For the year ended December 31, 2019, cash provided by financing activities was US$266.3 million, primarily generated by proceeds from capitalization of serie A shares net of issue costs for US$146.1 million and proceeds from borrowings for US$234.7 million and partially offset by payments of borrowings’ principal for US$90.2 million and payments of borrowings’ interest for US$32.4 million.

For the 2018 Predecessor Period, cash provided by financing activities was nil.

For the 2018 Successor Period, cash provided by financing activities was US$141.5 million, primarily generated from the proceeds of loans and borrowings for an amount of US$560.0 million, including the proceeds received from Syndicated Loan, and the proceeds from the private investment for an amount of US$95.0 million, which were partially offset by US$204.6 million paid for the redeemable series A shares (net of offering expenses) and the repayment of US$260.0 million of the outstanding principal amount of the Bridge Loan.

ITEM 5C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES, ETC.

Non applicable.

ITEM 5D. TREND INFORMATION

See “Item 4—Information on the Company—Industry and Regulatory Overview”.

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “Item 3—Key Information—Risk Factors—Risks Related to our Business and Industry” You should also read our discussion of the risks and uncertainties that affect our business in “Item 3—Key Information—Risk Factors—Risks Related to the Argentine and Mexican Economies and Regulatory Environments” including matters related to potential risks and disruptions related to the Covid-19 outbreak.

ITEM 5E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet agreements.

ITEM 5F. CONTRACTUAL OBLIGATIONS

The following table sets forth information with regard to our commitments under financial and commercial contracts for the periods indicated below, as of December 31, 2019:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Syndicated Loan (1)	52,189	199,277	107,540	—	359,006
Other borrowings (1)	38,517	127,570	—	—	166,086
Operating leases obligations (2)	9,025	15,263	7,015	14,566	45,868
Investments commitments (3)	29,471	130,824	—	—	160,295
Employee pension plan liabilities (4)	871	1,688	1,695	4,554	8,808
Other financial liabilities (5)	37,500	—	—	—	37,500

Total	167,573	474,621	116,250	19,120	777,563

(1)

Corresponds to principal and interest that the Company must pay during the term of the loans. Includes estimates related to floating rate interest and exchange differences that could affect the amount of the obligations in the future.

(2)	Corresponds to minimum lease payments with respect to non-cancellable operating leases, for which some of them the Company has initiated certain renegotiations.
(3)

Estimated allocation of our investment commitments with government authorities under concessions and under joint operations as stated in note 29.4 to the Audited Financial Statements. However, we are currently revising and optimizing our total capital expenditures for the year 2020 due to the impact of Covid-19 on our operations and our actual capital expenditures for the year 2020 may differ from such estimates. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

(4)

Estimated expected benefits payments for the next ten years. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year. See Note 22 to the Audited Financial Statements.

(5)	Related to Aleph’s investment agreement. See Note 27 to the Audited Financial Statements.

This table does not include concessions, easements and canons payable to the provinces for the exploitation areas.

Since December 31, 2019, there have not been material changes in our commitments under financial and commercial contracts. See “Item 5—Indebtedness.”

ITEM 5G. SAFE HARBOR

See the discussion at the beginning of this annual report under the heading “Forward-Looking Statements” for forward-looking statement safe harbor provisions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Under the Mexican Securities Market Law, public companies must have a board of directors comprised of no more than 21 members, of which at least 25% must be independent. Independent members must be selected based on their experience, ability and reputation at the issuer’s shareholders’ meeting; whether or not a director is independent must be determined by the issuer’s shareholders and such determination may be challenged by the CNBV. The Mexican Securities Market Law permits then-acting members of the board of directors (as opposed to shareholders) to select, under certain circumstances and on a temporary basis, new members of the board of directors.

Boards of directors of public companies are required to meet at least four times during each calendar year and have the following principal duties:

•	determine general strategies applicable to the issuer;

•	approve guidelines for the use of corporate assets;

•	approve, on an individual basis, transactions with related parties, subject to certain limited exceptions;

•

approve unusual or exceptional transactions and any transactions that imply the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets or that imply the provision of collateral or guarantees or the assumption of liabilities equal to or exceeding 5% of the issuer’s consolidated assets;

•	approve the appointment or removal of the chief executive officer;

•	approve waivers in respect of corporate opportunities;

•	approve accounting and internal control policies;

•	approve the chief executive officers’ annual report and corrective measures for irregularities; and

•	approve policies for disclosure of information.

Directors have the general duty to act for the benefit of the issuer, without favoring a shareholder or group of shareholders.

Our board of directors is responsible for the management of our business and is comprised of six members, four of which are independent. Set forth below are the name, age, position and biographical description of each of our current directors. Our directors were appointed by the unanimous consent of our shareholders on July 28, 2017, except for Pierre-Jean Sivignon, who was appointed by our board of directors on May 10, 2018 and ratified by the shareholders on April 25, 2019.

Name	Position	Independent*	Age	Term Expires on
Miguel Galuccio	Chairman	No	52	No expiration date
Kenneth Ryan	Director	No	47	No expiration date
Susan L. Segal	Director	Yes	67	No expiration date
Mauricio Doehner Cobian	Director	Yes	45	No expiration date
Pierre-Jean Sivignon	Director	Yes	63	No expiration date
Mark Bly	Director	Yes	61	No expiration date

*	Independent under NYSE standards, applicable SEC rules and the CNBV Rules.

Miguel Galuccio serves as our Chairman and Chief Executive Officer. Mr. Galuccio is currently an independent member of the board of directors of Schlumberger, a global oil services firm. Mr. Galuccio served as the Chairman and Chief Executive Officer of YPF, Argentina’s largest oil company, from May 2012 to April 2016, which under his leadership became the largest producer of hydrocarbons from shale formations globally outside North America. Prior to joining YPF, Mr. Galuccio was an employee of Schlumberger and held a number of international positions in North America, the Middle East, Asia, Europe, Latin America, Russia and China, his last being President of Schlumberger Production Management. Other senior roles held by Mr. Galuccio at Schlumberger include President of Integrated Project Management, General Manager for Mexico and Central America and Real Time Reservoir Manager. Prior to his employment at Schlumberger, he served in various executive positions at YPF and its subsidiaries, including YPF International, where he participated in its internationalization process as Manager within Maxus Energy. Mr. Galuccio holds a bachelor’s degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires in Argentina.

Kenneth Ryan serves as member of our board of directors. Mr. Ryan is a Partner, head of corporate development, capital strategies and investor relations at Riverstone. He is based in New York. In addition, Mr. Ryan has primary responsibility for Riverstone Energy Limited, an affiliated publicly traded energy investment company that is listed on the London Stock Exchange. Prior to joining Riverstone, he worked for Gleacher & Company/Gleacher Partners in both London and New York, most recently as Managing Director and co-head of Investment Banking. Prior to Gleacher, Mr. Ryan worked in the investment banking division of Goldman Sachs in London and New York. Mr. Ryan currently serves on the Board of Directors of TrailStone, Riverstone Energy Limited and Vista Oil & Gas S.A. de C.V. Mr. Ryan is a member of the investment committee of Riverstone Credit Partners, Riverstone’s Credit Fund. Mr. Ryan received his degree in law from the University of Dublin, Trinity College.

Susan L. Segal serves as an independent member of our Board of Directors. Ms. Segal was appointed President and CEO of Americas Society / Council of the Americas in 2003, after working in the private sector in Latin America and other emerging markets for more than 30 years. Prior to her current appointment, she was a Partner at Chase Capital Partners / JPMorgan Partners with a focus on private equity in Latin America and pioneering venture capital investments in the region. During her career as a banker, she focused in investment banking, founding a trading unit for emerging market bonds and, was actively involved in the Latin American debt crisis in the 1980s and 1990s, serving as President of the Board for the Advisory Committees of Chile and the Philippines. Ms. Segal is a member of the Board of Americas Society / Council of the Americas, the Tinker Foundation, Scotiabank and Mercado Libre, as well as Chairman of the Board of Scotiabank USA, a wholly-owned private subsidiary of ScotiaBank. She is also a member of the Council on Foreign Relations. Ms. Segal graduated from Sarah Lawrence University and received a master’s degree in business administration from Columbia University in the United States. In 1999, she was awarded the Orden Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, Colombia honored her with the Orden de San Carlos. In 2012, Mexico bestowed on her the Orden Mexicana del Águila Azteca. In 2013, the North American-Chilean Chamber of Commerce recognized her as the Honorary Chilean of the Year. In 2018, Susan was awarded Peru’s Order of “Merit for Distinguished Services” in the rank of Grand Official.

Mauricio Doehner Cobian serves as an independent member of our Board of Directors. Mr. Doehner has been Executive Vice President of Corporate Affairs and Enterprise Risk Management at CEMEX since May 2014 and is a member of its Executive Committee, reporting directly to the CEO. Mr. Doehner began work with CEMEX in 1996 and has held various executive positions in areas such as Strategic Planning, Institutional Relations and Communications and Business Risk Management for Europe, Asia, Middle East, South America, and Mexico. While acting in such capacities, he has led interactions and collaboration with several governments worldwide, as well as engaging in evaluation of tax structures, public policy initiatives, corporate social responsibility, communications, and crisis management. Further, he worked in Mexico’s Presidential Administration in 2000, leading its relationship with Mexican NGO’s, dealing with diverse issues such as government reforms and the national budget. Mr. Doehner also worked at Violy Byorum & Partners Investment Bank. Currently, he is the President of the Board of the National Chamber of Cement (CANACEM), Vice-president of the Confederation of Industrial Chambers (CONCAMIN) and a member of the boards of the Trust for the Americas organization affiliated to the Organization of American States (OAS), the Center of Citizen Integration (CIC), the Industrials Club of Monterrey, the Museum of Modern Art of Monterrey (MARCO) and a member of the GAP Group within the Consejo Mexicano de Negocios (CMN). Mr. Doehner leads a seminar on economic, financial and political analysis at Tecnológico de Monterrey and is a Board Member of Tec Milenio. He is also a contributor to Expansión Magazine. Mr. Doehner holds a bachelor’s degree in economics from Tecnológico de Monterrey, a master’s degree in business administration from IESE/IPADE, and a professional certificate in competitive intelligence from the FULD Academy of Competitive Intelligence in Boston, Massachusetts.

Pierre-Jean Sivignon serves as an independent member of our Board of Directors. Mr. Pierre-Jean Sivignon was an advisor to the Chairman and CEO of Carrefour Group in Paris until December 2018, where he previously held the positions of Deputy CEO, CFO and Member of the Executive Board as well as Chairman of the Board of their publicly traded subsidiary in Brazil. Prior experience includes positions as the Chief Financial Officer, Executive Vice President, Member of the Board of Management at both Royal Philips Electronics in Amsterdam and at Faurecia Group in Paris. He also held various high level financial and managerial positions with the Schlumberger Group in different locations, including New York and Paris. Mr. Sivignon sat as member of the board of directors of Imerys and Technip FMC, both companies traded on the Paris Stock Exchange. Mr. Sivignon graduated from French baccalaureate with honors in France and received an MBA from ESSEC (Ecole Superieure des Sciences Economiques et Commerciales) also in France.

Mark Bly serves as an independent member of our Board of Directors. Mr. Bly has more than 30 years of experience in the oil and gas industry, and is currently the non-executive Chairman of the Board of Baytex Energy Corp, an oil and gas company based in Calgary, Canada. Previously , he occupied various executive positions at an international level at British Petroleum (“BP”). Mr. Bly’s last role at BP was Executive Vice President of Safety and Operational Risk, where he led a global effort that resulted in safety and reliability improvements in the operating units of BP after the Deepwater Horizon incident in the Gulf of Mexico in 2010. Mr. Bly also led the internal investigation of the 2010 incident, and is the author of the “Bly Report,” which came to define the understanding of the event by the industry and represented the founding of the new global drilling practices program at BP. Mr. Bly had previously been a part of BP’s E&P Executive Group, responsible for monitoring an international portfolio with units in Angola, Trinidad, Egypt, Algeria and the Gulf of Mexico. During his earlier years at BP, Mr. Bly led several key E&P units in Alaska, the North Sea and in North America. Mr. Bly received a master’s degree in structural engineering from the University of California at Berkeley and a bachelor’s degree in civil engineering from the University of California at Davis.

As provided in our bylaws, members of the Board of Directors appointed by shareholders at the time they authorized our initial global offering, shall remain in office at least until August 9, 2019.

For a detailed description of the operation and authorities of our board of directors, see “Item 5—Operating and Financial Review and Prospects——Directors, Senior Management and Employees—Board of Directors.”

Duties and Liabilities of Directors

The Mexican Securities Market Law also imposes duties of care and loyalty on directors.

The duty of care generally requires that directors obtain sufficient information and be sufficiently prepared to support their decisions and to act in the best interest of the issuer. The duty of care is discharged, principally, by requesting and obtaining from the issuer and its officers all the information required to participate in discussions, obtaining information from third parties, attending board meetings and disclosing material information in possession of the relevant director. Failure to act with care by one or more directors subjects the relevant directors to joint liability with the other directors involved in an action for damages and losses caused to the issuer and its subsidiaries, which may be limited (except in the instances of bad faith, or illegal acts or willful misconduct) under the company’s bylaws or by resolution of a shareholders’ meeting. Liability for a breach of the duty of care may also be covered by indemnification provisions and director and officer liability insurance policies.

The duty of loyalty primarily consists of a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties and to abstain from discussing or voting on matters where the director has a conflict of interest. In addition, the duty of loyalty is breached if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the board of directors, a director takes advantage of a corporate opportunity. The duty of loyalty is also breached if a shareholder or group of shareholders is knowingly favored, if the director discloses false or misleading information or fails to register any transaction in the issuer’s records that could affect its financial statements or causes material information not to be disclosed or to be modified. The duty of loyalty is also breached if the director uses corporate assets or approves the use of corporate assets in violation of an issuer’s policies. The violation of the duty of loyalty subjects the offending director to joint liability for damages and losses caused to the issuer and its subsidiaries. Liability also arises if damages and losses result from benefits obtained by the directors or third parties, as a result of activities carried out by the directors. Liability for breach of the duty of loyalty may not be limited by the company’s bylaws, by resolution of a shareholders’ meeting or otherwise.

Claims for breach of the duty of care or the duty of loyalty may be brought solely for the benefit of the issuer (as a derivative suit) and may only be brought by the issuer or by shareholders representing at least 5% of any outstanding shares.

As a safe-harbor for directors, the liabilities specified above will not be applicable if the director acted in good faith and (i) complies with applicable law and the bylaws, (ii) acted based upon information provided by officers, external auditors or third-party experts, the capacity and credibility of which may not be the subject of reasonable doubt, (iii) selected the more adequate alternative in good faith or in a case where the negative effects of such decision may not have been foreseeable, based upon the then available information, and (iv) actions were taken in compliance with resolutions adopted at the shareholders’ meeting.

Under the Mexican Securities Market Law, the issuer’s chief executive officer and principal executives are also required to act for the benefit of the company and not of a shareholder or group of shareholders. Principally, these executives are required to submit to the board of directors for approval the principal strategies for the business, to submit to the audit committee proposals relating to internal control systems, to disclose all material information to the public and to maintain adequate accounting and registration systems and internal control mechanisms.

Board Committees

The Mexican Securities Market Law requires us to have an Audit and Corporate Governance Committee, which must be composed of at least three independent members under the Mexican Securities Market Law. We believe that all of the members of the Audit and Corporate Governance Committee are independent under the Mexican Securities Market Law and comply with the requirements of Rule 10A-3 of the Exchange Act. On May 10, 2018, the Board created a Compensation Committee.

Audit Committee

Members of our audit committee were appointed by the unanimous consent of our shareholders on July 28, 2017, except for Mr. Pierre-Jean Sivignon who was appointed as new member of the committee by the Board on May 10, 2018, to replace Mr. Anthony Lim, who resigned effective such date. Mr. Sivignon was also nominated by the Board to chair the Audit Committee. The current members of our audit committee are:

•	Pierre-Jean Sivignon (chair);

•	Susan L. Segal;

•	Mauricio Doehner Cobian; and

•	Mark Bly.

There is no expiration date on the term of the appointment of the members of our audit committee. For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Shareholder’s Meetings—Audit and Corporate Practices Committees.”

Corporate Practices Committee

Members of our corporate practices committee were appointed by the unanimous consent of our shareholders on July 28, 2017. The current members of our corporate practices committee are:

•	Mauricio Doehner Cobian (chair);

•	Pierre-Jean Sivignon;

•	Susan L. Segal; and

•	Mark Bly.

There is no expiration date on the term of the appointment of the members of our corporate practice committee. For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Description of the Series A Shares and Bylaws—Shareholder’s Meetings—Audit and Corporate Practices Committees.”

Compensation Committee

On May 10, 2018, the Board created a Compensation Committee with the intention of (i) setting the compensation strategy for our executive officers and directors, (ii) setting compensation levels for the CEO, and (iii) approving compensation policies for C-suite executives upon CEO recommendation. The current members of our compensation committee are:

•	Susan L. Segal (chair);

•	Pierre-Jean Sivignon;

•	Mauricio Doehner Cobian; and

•	Mark Bly.

For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Description of the Series A Shares and Bylaws—Shareholder’s Meetings—Audit and Corporate Practices Committees.”

Agreements with Directors

There are no agreements between us and the members of our Board of Directors that provide for any benefits upon termination of their designation as directors. None of our directors maintains service contracts with us except as described in “Principal Shareholders” and “Related Party Transactions.”

Management Team

The following table sets forth the members of our Management Team as of the date of this annual report, which were designated on August 1, 2017.

Name	Position	Age
Miguel Galuccio	Chairman and Chief Executive Officer	52
Pablo Manuel Vera Pinto	Chief Financial Officer	42
Juan Garoby	Chief Operations Officer	49
Alejandro Cherñacov	Strategic Planning and Investor Relations Officer	38

The Management Team set forth in the table above were designated to their respective positions prior to the Initial Business Combination and continued to hold their positions following its consummation on April 4, 2018. From April 4, 2018 to March 31, 2020, Gastón Remy was a member of the Management Team (from April 4, 2018 to November 2019 as the Chief Executive Officer of Vista Argentina and from November 2019 to March 31, 2020 as Corporate Director of Vista).

Mr. Javier Rodríguez Galli is our general counsel and he is not part of the Management Team, as such term is used in this annual report.

Miguel Galuccio. See “Item 5—Operating and Financial Review and Prospects—Directors, Senior Management and Employees—Board of Directors—Miguel Galuccio.”

Pablo Manuel Vera Pinto serves as our Chief Financial Officer since August 1, 2017, and has been involved with us since our incorporation on March 22, 2017. Mr. Vera Pinto was previously the Head of Business Development at YPF Argentina from October 2012 to February 2017 and, prior to that, served as Director of Transformation at YPF from May 2012 until September 2012. Mr. Vera Pinto was a member of the board of directors of the fertilizer company Profertil (a joint venture between Agrium of Canada and YPF), power generation company Central Dock Sud S.A. (a joint venture between Enel of Italy, YPF and Pan American Energy) and gas distributor Metrogas S.A. (controlled by YPF, acquired from British Gas in 2012). Overall, Mr. Vera Pinto led the execution of over 20 mergers and acquisitions transactions during his time at YPF. Previously, Mr. Vera Pinto worked with Leadgate Investment Corp., a private investment firm focused on restructuring acquired businesses where he had experience as Restructuring Manager, Chief Financial Officer and General Manager of the firm’s controlled businesses. Mr. Vera Pinto also worked for management consultancy McKinsey & Company in Europe and investment banking firm Credit Suisse First Boston NA based in New York. Mr. Vera Pinto holds a bachelor’s degree in economics from Universidad Torcuato Di Tella in Buenos Aires, Argentina and a master’s degree in business administration from INSEAD in Fontainebleau, France.

Juan Garoby serves as our Chief Operations Officer since August 1, 2017, and has been involved with us since our incorporation on March 22, 2017. Mr. Garoby served as Interim Vice President of Exploration & Production of YPF from August 2016 to October 2016, Head of Drilling and Completions from April 2014 to August 2016 and Head of Unconventional from June 2012 to April 2014, (when he also served as President of YPF Servicios Petroleros S.A., a YPF-owned drilling contractor). Prior to his time at YPF, Mr. Garoby worked at Schlumberger as Operations Manager for Europe and Africa. Mr. Garoby has also held several positions at Baker Hughes, including Director of Baker Hughes do Brasil, Country Manager of Baker Hughes Centrilift Brazil and Country Manager of Baker Hughes Centrilift Ecuador & Peru, among others. Mr. Garoby holds a bachelor’s degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires in Argentina.

Alejandro Cherñacov serves as our Strategic Planning and Investor Relations Officer since August 1, 2017, and has been involved with us since our incorporation on March 22, 2017. Mr. Cherñacov served as Chief Financial Officer at Jagercor Energy Corp, a small-cap Canadian Securities Exchange-listed E&P company from January 2015 to February 2017. Previously, Mr. Cherñacov served as Investor Relations Officer of YPF, where he was responsible for repositioning the company in the local and international capital markets. Mr. Cherñacov previously held several positions in YPF’s E&P department where his last role was being in charge of the upstream portfolio management process, which covered Argentina, Brazil and Bolivia. Mr. Cherñacov holds a bachelor’s degree in economics from the Universidad de Buenos Aires, a master’s degree in finance from the Universidad Torcuato Di Tella in Buenos Aires and a strategic decision and risk management professional certificate from Stanford University in Palo Alto, California.

Gastón Remy served as Vista Argentina’s Chief Executive Officer from April 4, 2018 until November 2019 and as our Corporate Director until March 31, 2019. Mr. Remy was the president of Dow Argentina, and south region of Latin America (Argentina, Bolivia, Chile, Paraguay, and Uruguay) from the beginning of 2014 until his departure in March 2018. He joined Dow in 2002 as a Manager of Legal Affairs and in 2015 he moved to Buenos Aires as a Director of Legal Affairs for the south region in Latin America. In 2006 he also led Public Affairs and Government relations in the same area. Two years later he moved to Midland where he was Director for global projects, mergers and acquisitions at the Legal department. Then, in 2011 he moved to Sao Paulo as a Legal Director for Latin America, prior to return to Argentina in 2014. Mr. Remy is the President for the Instituto para el Desarrollo Empresarial de la Argentina (IDEA) and was the President for the 53° Coloquio Anual in 2017. He is a lawyer from Universidad de Buenos Aires, and holds an LLM from Columbia University, New York. In 2016, he was recognized as a CEO of the year, an award given by PwC, El Cronista newspaper, and Apertura magazine.

Javier Rodríguez Galli serves as our General Counsel since August 1, 2017. Mr. Rodríguez Galli is a partner at the firm Bruchou, Fernández Madero & Lombardi – Abogados with offices in Buenos Aires, Argentina where he has led the Oil and Gas practice area since joining the firm in 2005. In recent years he has been legal counsel for various international oil companies that have invested in Argentina, attracted by the development of unconventional hydrocarbons. In December 2014, he advised PETRONAS, the national oil company of Malasia, in its negotiations and agreements with YPF that led to the joint venture between these two companies in the La Amarga Chica area in Neuquén, to produce unconventional. Currently, he is a member of the board of Petronas E&P Argentina, S.A. Additionally, he has participated in multiple national and international negotiations related to oil and gas acquisitions, divestments, joint ventures and strategic alliances and has extensive experience in corporate matters. From 1999 until 2005, he was general counsel of Molinos Río de la Plata, an Argentine leader in food and commodities controlled by the Pérez Companc family. From 1993 to 1999, he was an in-house lawyer at YPF, S.A., the largest oil and gas company in Argentina, providing legal services to its international business development group. Mr. Rodríguez Galli graduated with honors from the Law School of Universidad de Buenos Aires in 1991, obtained a master’s degree from the London School of Economics in 1993 and a diploma from the College of Petroleum and Energy Studies at Oxford University in 1996.

Actions by our Management Team

Our Chief Executive Officer and the other relevant officers (including members of our Management Team) are required under the Mexican Securities Market Law to focus their activities on maximizing shareholder value in our Company. Our Chief Executive Officer and senior management may be held liable for damages to us, our subsidiaries and others for the following: (i) favoring a single group of shareholders, (ii) approving transactions between us, or our subsidiaries, with related persons without complying with applicable legal requirements, (iii) taking advantage of our subsidiaries’ assets for their own personal gain contrary to Company policy (or authorizing a third party to do so on their behalf), (iv) making inappropriate use of our, or our subsidiaries’ non-public information or (v) knowingly disclosing or revealing false or misleading information.

Our Chief Executive Officer and the other relevant officers (including members of our Management Team) are required under the Mexican Securities Market Law to act for the benefit of our Company and not that of a particular shareholder or group of shareholders. Our Chief Executive Officer is also required to (i) implement the instructions of our shareholders (as delivered during a shareholders’ meeting) and our board of directors, (ii) submit to our board of directors for approval the principal strategies for the business, (iii) submit to the audit and corporate practices committees proposals for systems of internal control, (iv) disclose all material information to the public and (v) maintain adequate accounting and registration systems and mechanisms for internal control. Our Chief Executive Officer and the members of the other relevant officers (including members of our Management Team) are also subject to the same fiduciary duty obligations as our directors.

Supplemental Information on the Management Teams of our Subsidiaries

The following table sets forth the members of the management team of our subsidiaries as of the date of this annual report:

Name	Position	Age
Alex García	Chief Executive Officer Vista Mexico	46

Gaston Remy was the chief executive officer of Vista Argentina from April 4, 2018 until November 2019. See “Item 5—Operating and Financial Review and Prospects—Directors, Senior Management and Employees—Management Team—Gaston Remy.”

Alex García is the chief executive officer of our Mexican branch, and has 22 years of experience in the oil and gas industry. He worked for 19 years at Schlumberger, where he held several management positions in the Schlumberger Production Management (SPM) and the Schlumberger Integrated Project Management (IPM) groups. Mr. García led the SPM Operations in Mexico for four years and throughout the implementation of the recent energy reform in Mexico. He managed the IPM & SPM business in Latin America, leading projects such as a partnership with Ecopetrol and the re-development of one of the largest oil fields in Ecuador. He was the director of the Chicontepec I and Chicontepec II drilling projects (Eastern Mexico) and Deputy Project Manager in Burgos (Northern Mexico). He also led the bidding team that was awarded with the Chicontepec II tender. In the earlier years of his career, he held different positions as Drilling Engineer and QHSE Manager in Indonesia, Oman, Venezuela, Qatar, France and Peru. Mr. García holds a Mechanical Engineering Degree from Universidad Simon Bolívar (Venezuela) and an MBA from INSEAD Business School (France & Singapore).

Family Relationships

There are no family or kinship relationships among our directors and the members of our Management Team.

Compensation

During the year ended December 31, 2019, the aggregate remuneration paid by the Issuer to the members of its board of directors and its senior management for services in all capacities to the Issuer and its subsidiaries during 2019 was US$18.3 million.

Long Term Incentive Plan

On March 22, 2018, a shareholders’ meeting authorized our Long Term Incentive Plan (the “Plan”). The purpose of the plan is to provide the means for the Company and its subsidiaries to attract and retain talented people as officers, directors, employees and consultants which are key to the Company and its subsidiaries, enhancing the profitable growth of the Company and its subsidiaries. That same shareholders’ meeting vested our Board of Directors with the authority to administer the Plan and approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Share purchase plans are classified as equity-settled transactions on the grant date. As of the date of this annual report, 2,450,140 Restricted Stock and 3,993,990 Stock Options were granted under the Plan. The exercise prices and expiration dates of the Stock Options granted under the Plan are as follows (i) 1,330,527 Stock Options at an exercise price of US$10.00 per series A share, expiring on April 4, 2023, and (ii) 2,663,463 Stock Options at an exercise price of US$6.70 per series A share, expiring on February 19, 2024.

The following paragraphs describe the principal terms and conditions of the Plan.

Type of Awards. The Plan permits different awards in the form of Stock Options, Restricted Stock or Performance Restricted Stock.

Plan Administration. The Plan is administered by our Board of Directors. The Board may delegate certain authority under the Plan to some individual or individuals among the officers of the Company. The administrator of the Plan has the power and authority to determine the persons who are eligible to receive awards, the number of awards, as well as other terms and conditions of awards.

Award Agreement. Any award granted under the Plan is evidenced by an award agreement or a certificate issued by the Company that sets forth terms, conditions and limitations for such award, which may include the number of Restricted Stock or Stock Options awarded, the exercise price, the provisions applicable in the event of the participant’s employment or service terminates, among other provisions. The Board may amend the terms of the Plan and/or any particular award; provided that no such amendment shall impair the rights of any participant under the Plan.

Eligibility. We may grant awards to directors, officers, employees and consultants of our Company or any of our Subsidiaries.

Vesting Schedule. Except as otherwise set forth by the Plan regarding certain cases of termination (with or without cause) of employment or service, resignation, retirement, disability and/or death, Restricted Stock and Stock Options shall vest and become non-forfeitable in accordance with the following calendar: (i) 33% on the first anniversary, (ii) 33% on the second anniversary and (iii) 34% on the third anniversary of the date of grant. If a change of control event occurs, such participant’s Restricted Stock and options will be immediately vested and exercisable.

Exercise of Stock Options. Vested options will become exercisable during five years since the date of grant. The exercise price per share under a Stock Option shall be the Fair Market Value per share on the date of grant. The number of Stock Options to be awarded to an Eligible Person shall be determined by the Manager at the time of grant following the Black-Scholes method.

Transfer Restrictions. Except under the laws of descent and distribution or otherwise permitted by the plan administrator, the participant will not be permitted to sell, transfer, pledge or assign any option.

Termination and amendment of the Plan. Our board of directors may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made if such amendment, alteration or discontinuation would impair the rights of a participant under any award.

Implementation of Plan; Trust. The Company will enter into a trust agreement with a Mexican financial institution in order to (i) implement and manage the terms of the Plan, and (ii) transfer the Shares underlying the awards, as and when required, in accordance with the terms of the Plan and subject to fulfillment of any requirements set forth in applicable law.

Business Address of the Members of our Board of Directors and Management Team

The business address of the members of our Company’s board of directors and the members of our Management Team is: Calle Volcán No. 150, Floor 5, Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo, Mexico City, Zip Code 11000, Mexico.

Share Ownership

As of the date of this annual report, Susan Segal, Mark Bly, Mauricio Doehner Cobian, Pablo Manuel Vera Pinto, Juan Garoby and Alejandro Cherñacov held series A shares of the Company, in each case representing less than 1% of our outstanding shares. As of the date of this annual report, our Chairman owned (i) 2,668,969 series A shares, (ii) 4,452,000 warrants convertible upon exercise into 1,484,000 series A shares, (iii) 1,021,309 vested Stock Options, (iv) 1,231,809 unvested Stock Options and (v) 473,134 Restricted Stock. The exercise prices and expiration dates of the Stock Options granted to the Chairman are as follows (i) 810,810 Stock Options at an exercise price of US$10.00 per share, expiring on April 4, 2023, and (ii) 1,442,308 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024.

Except as set forth above, none of our directors or executive officers held Restricted Stock, warrants or Stock Options, in each case and with respect to each such instrument, representing 1% or more of our outstanding shares as of the date of this annual report.

Employees

As of December 31, 2019, we had 304 employees, of which 294 were in Argentina and 10 in Mexico.

The following table shows the employee headcount for Vista for the periods presented:

	As of
	December 31, 2019	December 31, 2018	December 31, 2017
Vista /PELSA (Predecessor)	304	209	97

As of December 31, 2019, December 31, 2018 and December 31, 2017, 23%, 20% and 21%, respectively, of our employees in Argentina were represented by one union and benefitted from a collective bargaining agreement between such union and our subsidiaries.

Since 2017, we have not experienced any material labor-related problems or major labor disturbances, and our relations with the unions are stable. However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations. For further information on risk of labor disputes, see “Item 3—Key Information—Risk Factors—Risks Related to our Company—We employ a highly unionized workforce and could be subject to labor actions such as strikes, which could have a material adverse effect on our business.”

As of December 31, 2019, there were also approximately 2,100 outsourced staff under contract available to provide services in our operations, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer. See “Item 3—Key Information—Risk Factors—Risks Related to Our Company— We face risks relating to certain legal proceedings.”

ITEM 7.	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS

Our outstanding capital stock consists of two series of shares: series A shares and series C shares, in each case registered with the RNV and listed on the Mexican Stock Exchange. As of the date of this annual report, our capital stock was represented by 87,303,462 series A shares, and two series C shares. Each series of shares grants the same rights and obligations to its holders, including corporate and economic rights.

The following table sets forth certain information known to us of our shareholders who are beneficial owners of more than 5% of our series A shares and series C shares as of the date of this annual report (except as set forth below), which is the most recent practicable date as to which we have information available. In computing the number of series A shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all series A shares subject to stock options, warrants or restricted stock held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of the date of this annual report. Series A shares issuable pursuant to stock options, warrants or restricted stock are deemed outstanding for computing the percentage ownership of the person or entity holding such options or warrants but are not outstanding for computing the percentage of any other person or entity.

Shareholders	Amount	% of class
Series A shares
Riverstone Equity Partners L.P.’s Affiliated Entities and Employees(1)	19,430,699	20.6%
Kensington Investments B.V.(2)	15,833,000	17.5%
The Baupost Group, LLC(3)	8,333,331	9.4%
Miguel Galuccio (4)	2,668,969	5.8%
Series C shares
Vista SH, LLC(5)	1	50.00%
Vista Sponsor Holdings, L.P. (5)	1	50.00%

(1)

On December 10, 2019, Vista Sponsor Holdings, L.P. distributed all of the series A shares and warrants of the Company then held by it in-kind to its members. As of April 10, 2020, affiliated entities and employees of Riverstone Equity Partners L.P. held 12,477,566 series A shares and 20,859,400 warrants of the Company currently convertible upon exercise into 6,953,133 series A shares.

(2)

Based on a Schedule 13G filed with the SEC on November 21, 2019. Kensington Investments B.V. is a wholly-owned subsidiary of the Abu Dhabi Investment Council Company P.J.S.C., a public joint stock company indirectly owned by the government of Emirate of Abu Dhabi in the United Arab Emirates. Kensington Investments B.V. held 12,500,000 series A shares (represented by ADSs) and 10 million warrants of the Company currently convertible upon exercise into 3,333,333 series A shares.

(3)	Based on a Schedule 13G filed with the SEC on February 13, 2020.
(4)

As of the date of this annual report, Miguel Galuccio holds (i) 2,668,969 series A shares, (ii) 4,452,000 warrants convertible upon exercise into 1,484,000 series A shares, (iii) 1,021,309 vested Stock Options, (iv) 1,231,809 unvested Stock Options (which do not vest within 60 days of the date of this annual report) and (v) 473,134 Restricted Stock (which do not vest within 60 days of the date of this annual report).

(5)

Vista Sponsors Holdings, L.P. and Vista SH, LLC are each the holder of one Series C share. Riverstone Vista Holdings Limited is the sole member of Riverstone Vista Holdings GP, L.L.C., which is the general partner of Vista Sponsors Holdings, L.P., which is the managing member of Vista SH, LLC. Riverstone Vista Holdings Limited is managed by a three-person board, and no one director may act alone to direct the voting or disposition of the Series C shares held by each of Vista Sponsors Holdings, L.P. and Vista SH, LLC.

As of December 31, 2019, there were 51,966,704 ADSs outstanding (representing rights to 51,966,704 series A shares or 59.5% of outstanding series A shares). As of December 31, 2019, there were 5 registered holders of ADSs in the United States. It is not practicable for us to determine the number of our ADSs or series A shares beneficially owned in the United States. Likewise, we cannot readily ascertain the domicile of the final beneficial owners represented by ADS record holders in the United States or the domicile of the beneficial owners of our series A shares, either directly or indirectly.

ITEM 7B. RELATED PARTY TRANSACTIONS

We enter into transactions with our shareholders and with companies that are owned or controlled, directly or indirectly, by us in the normal course of our business. Any transactions with such related parties have been made consistent with normal business operations using terms and conditions available in the market and are in accordance with applicable law.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period/year.

Key Management Personnel Remuneration

	Consolidated—Successor for the year ended December 31, 2019	Consolidated—Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018
Short-term employee benefits	9,080	5,368	235
Termination benefits	—	—	—
Share-based payment transactions	9,175	3,533	—

Total	18,255	8,902	235

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period/year related to key management personnel.

On February 12, 2019, we completed the sale to Kensington of 5.0 million series A shares and 5.0 million warrants for an amount of US$50.0 million pursuant to the FPA and, additionally, 500,000 series A shares for an amount of US$5.0 million pursuant to certain subscription commitments among Vista and Kensington. The FPA Warrants are subject to the same terms as the Sponsor Warrants. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Aleph Midstream

Aleph Midstream is a company that started operating in August 2019 and became the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina basin, spearheading a new paradigm for the development of the Vaca Muerta shale play built on the concept of long-term partnerships with upstream-focused producers.

On March 31, 2020, Vista completed the acquisition from affiliates of Riverstone, Southern Cross Group and certain individual co-sponsors (the “Financial Sponsors”) of all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph Midstream, at an aggregate purchase price of US$37.5 million (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors).

As part of said acquisition, Vista purchased all of the issued and outstanding equity interests of our officers Miguel Galuccio, Pablo Vera Pinto, Juan Garoby, Alejandro Cherñacov and Gastón Remy, which represented approximately 1.4% of the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors, at the same economic terms (an amount equivalent to the entire amount effectively contributed by such officers to Aleph Midstream).

Our board of directors has established specific and appropriate policies and procedures following Vista’s Code of Conduct and Ethics to handle actual and potential conflicts of interests which were applied in connection with the participation of certain officers as co-sponsors in the Aleph Midstream transaction.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18 for our Audited Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—History and Development of the Company—Recent Developments.”

LEGAL PROCEEDINGS

From time to time, we may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. For example, from time to time, we receive notice of environmental, health and safety violations. It is not presently possible to determine whether any such matters will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

For more information on the legal proceedings see Notes 21.3 and 28 to the Audited Financial Statements.

DIVIDENDS

Under Mexican law, subject to the satisfaction of certain quorum requirements, only shareholders at a general meeting have the authority to declare a dividend. Although not required by law, such declarations typically follow the recommendation of the board of directors. Additionally, under Mexican law, we may only pay dividends from retained earnings included in financial statements that have been approved at a general shareholders’ meeting, after all losses from prior fiscal years have been satisfied and after at least 5% of net income (after profit sharing and other deductions required by Mexican law) has been allocated to legal reserves, up to an amount equal to 20% of our paid-in capital stock from time to time. We have paid no dividend since our incorporation.

Our Board of Directors is not currently considering the adoption of a dividend policy. Changes in our operating and financial results, including those derived from extraordinary events, and risks described in “Risk Factors” that affect our financial condition and liquidity, could limit any distribution of dividends and their amount. We cannot provide any assurances that we will pay dividends in the future or as to the amount of dividends, if any are paid.

The amount and payment of future dividends, if any, will be subject to applicable law and will depend upon a variety of factors that may be considered by our Board of Directors or our shareholders, including our future operating results, financial condition, capital requirements, investments in potential acquisitions or other growth opportunities, legal restrictions, contractual restrictions in our current and future debt instruments and our ability to obtain funds from our subsidiaries. Such factors may limit or prevent the payment of any future dividends and may be considered by our Board of Directors in recommending, or by our shareholders in approving, the payment of any future dividends.

We are a holding company and our income, and therefore our ability to pay dividends, is dependent upon the dividends and other distributions that we receive from our subsidiaries. The payment of dividends or other distributions by our subsidiaries will depend upon their operating results, financial condition, capital expenditures plans and other factors that their respective boards of directors deem relevant. Dividends may only be paid out of distributable reserves and our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to us. In addition, covenants in loan agreements, if any, of our subsidiaries, may limit their ability to declare or pay cash dividends.

In the event we were to declare dividends they would be paid in Mexican Pesos through Indeval to each custodian, which would deduct any applicable withholding taxes. In the case of series A shares represented by ADSs, the depositary will convert the cash dividends it receives in Mexican Pesos into U.S. Dollars at the prevailing rate of exchange, and thereafter it would distribute the amount so converted to the holders of ADSs, net of conversion expenses of the depositary. Fluctuations in the Peso—U.S. Dollar exchange rate will affect the amount of dividends that ADS holders would receive.

SIGNIFICANT CHANGES

There are no significant changes to the financial information included in the most recent audited consolidated financial statements contained in this annual report.

ITEM 9.	THE OFFER AND LISTING

TRADING HISTORY

Our capital stock is comprised of common shares, no par value. Each share entitles the holder thereof to one vote at shareholders’ meetings. All outstanding shares are fully paid in and our common shares have been listed on the BMV since 2017. Since July 26, 2019, our ADSs have been listed on the NYSE. The ADSs have been issued by the Bank of New York as depositary. Each ADS represents 1 common share.

MARKET INFORMATION

Market of Our Shares

Our ADSs are currently listed on the NYSE under the symbol “VIST.” Each ADS issued by the Depositary represents rights to one series A share. Our series A shares are listed on the Mexican Stock Exchange under the symbol “VISTA.” As of the date of this annual report, the variable portion of our outstanding capital stock was comprised by 87,303,462 series A shares, registered with the RNV and listed on the Mexican Stock Exchange. The variable portion of our capital stock is of unlimited amount pursuant to our bylaws and the applicable laws, whereas the fixed portion of our capital stock is divided into two series C shares, registered with the RNV and listed on the Mexican Stock Exchange.

As of the date of this annual report, we had 70,000,000 Warrants and 29,680,000 Sponsor Warrants outstanding (totaling 99,680,000 warrants outstanding) that are exercisable for 23,333,333 and 9,893,333 series A shares, respectively. Three warrants entitle the holder thereof to purchase one series A share at a price of US$11.50 per series A share. The exercise of such warrants and the corresponding issuance of series A shares may also have a dilutive effect in our earnings per share. The warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for series A shares for any 20 trading days within an applicable 30-trading day period equals or exceeds the Mexican Peso equivalent of US$18.00 and we decide to early terminate the exercise period thereof. In the event that we declare an early termination, we will have the right to declare that the exercise of the warrants be made on a “cashless basis.” If we elect the cashless exercise, holders of warrants electing to exercise such warrants shall do so by surrendering warrants and receiving a number of series A shares resulting from the formula set forth in the warrant indenture, which captures the average of the U.S. Dollar equivalent of the closing price of the series A shares during a 10-day period. The warrants are subject to certain additional adjustments, terms and conditions. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is one of two stock exchanges currently operating in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a variable capital public stock corporation (sociedad anónima bursátil de capital variable). Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m. Mexico City time, subject to adjustments to operate uniformly with certain markets in the United States.

Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer, when price fluctuations exceed certain limits.

Settlement of transactions with equity securities on the Mexican Stock Exchange are effected three business days after a share transaction is agreed to. Deferred settlement is not permitted without the approval of the Mexican Stock Exchange, even where mutually agreed. Securities traded on the Mexican Stock Exchange are on deposit in book-entry form through the facilities of Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. Transactions must be settled in Mexican Pesos except under limited circumstances and in respect of limited transactions in which settlement in foreign currencies may be permitted.

Market Regulation

In 1924, the Mexican National Banking Commission (Comisión Nacional Bancaria) was established to regulate banking activity and in 1946, the Mexican Securities Commission (Comisión Nacional de Valores) was established to regulate securities market activity. In 1995, these two entities merged to form the CNBV.

Among other things, the CNBV regulates the public offering and trading of securities, public companies and participants in the Mexican securities market (including brokerage houses and the Mexican Stock Exchange), and imposes sanctions for the illegal use of insider information and other violations of the Mexican Securities Market Law. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange, and brokerage firms, through its staff and a board of governors composed of thirteen members.

Mexican Securities Market Law

The current Mexican Securities Market Law was published in the Federal Official Gazette of Mexico on December 30, 2005, and became effective on June 28, 2006, and is referred to as the Mexican Securities Market Law. The Mexican Securities Market Law changed the then Mexican securities laws in various material respects to further align Mexican laws with the securities and corporate governance standards laws in effect in other jurisdictions that maintained more developed securities markets.

In particular, the Mexican Securities Market Law:

•

includes private placement exemptions directed to Mexican institutional and qualified investors, and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption;

•	includes improved rules for tender offers, dividing them in either voluntary or mandatory;

•	establishes standards for disclosure of holdings applicable to shareholders of public companies;

•	expands and strengthens the role of the board of directors of public companies;

•	defines the role of the chief executive officer and other relevant officers of public corporations;

•

defines the standards applicable to the board of directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer and other executive officers and the audit and corporate governance committee (introducing concepts such as the duty of care, duty of loyalty and safe harbors for actions attributable to directors and officers);

•	replaces the statutory auditor (comisario) with the audit and corporate governance committee and establishes the audit and corporate governance committee with clearly defined responsibilities;

•	improves the rights of minority shareholders (including the right to initiate shareholders’ derivative suits);

•	defines applicable sanctions for violation of law;

•	provides flexibility to allow regulated Mexican brokerage firms to engage in certain limited activities;

•	regulates stock exchanges, clearinghouses, futures and derivatives markets, and rating agencies;

•	establishes penalties (including incarceration), arising from violations of the Mexican Securities Market Law and regulations thereunder;

•	establishes that public companies are considered a single economic unit with the entities they control for reporting accounting and other purposes;

•	introduces concepts such as consortiums, groups of related persons or entities, control and decision-making power;

•	defines rules relating to the types of securities that may be offered by public companies;

•	sets forth information for share repurchases; and

•	specifies requirements for implementing anti-takeover measures.

In March 2003, the CNBV issued certain general regulations applicable to issuers and other securities market participants, which regulations have since been amended, or the General Regulations, and in September 2004, the CNBV issued certain general regulations applicable to brokerage firms. The General Regulations, which repealed several previously enacted CNBV regulations, provide a consolidated set of rules governing public offerings, reporting requirements and issuer activity, among other things.

On January 10, 2014, a decree amending 34 financial laws, including the Mexican Securities Market Law, was published in the Mexican Federal Official Gazette (collectively, the “Financial Reform” (reforma financiera)). The amendments to the Mexican Securities Market Law became effective on January 13, 2014, with the exception of certain provisions regarding the use of insider information and other related policies that are required to be implemented by some entities. Furthermore, certain entities that are required to comply with these amendments, such as broker dealers and investment advisors, were granted grace periods of six months to one year to comply with the new requirements of the Financial Reform.

Issuance, Registration and Listing Standards

In order to offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements. Only securities that have been registered with the RNV, pursuant to approval by the CNBV may be listed on the Mexican Stock Exchange.

The General Regulations require the Mexican Stock Exchange to adopt minimum requirements for issuers that seek to list their securities in Mexico. These requirements relate to operating history, financial and capital structure, and minimum public floats, among other things. The General Regulations also require the Mexican Stock Exchange to implement minimum requirements (including minimum public floats) for issuers to maintain their listing in Mexico. These requirements relate to the issuer’s financial condition, capital structure and public float, among others. The CNBV may waive some of these requirements in certain circumstances. In addition, some of the requirements are applicable for each series of shares of the relevant issuer.

The CNBV’s approval for registration with the RNV does not imply any kind of certification or assurance related to the investment quality of the securities, the solvency of the issuer, or the accuracy or completeness of any information delivered to the CNBV or included in any offering document.

The Mexican Stock Exchange may review compliance with the foregoing requirements and other requirements at any time, but will normally do so on an annual, semi-annual and quarterly basis. The Mexican Stock Exchange must inform the CNBV of the results of its review, and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of these minimum requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose a plan, if the plan is not satisfactory to the Mexican Stock Exchange, or if an issuer does not make substantial progress with respect to the implementation of the corrective plan, trading of the relevant series of shares on the Mexican Stock Exchange may be temporarily suspended. In addition, if an issuer fails to implement the plan in full, the CNBV may cancel the registration of the shares, in which case the majority shareholder or any controlling group will be required to carry out a tender offer to acquire all of the outstanding shares of the issuer in accordance with the tender offer provisions set forth in the Mexican Securities Market Law (under which all holders must be treated in the same manner).

Reporting Obligations

Issuers of listed shares such as the Company, are required to file unaudited quarterly financial statements and audited annual financial statements (together with an explanation thereof) and periodic reports, in particular reports dealing with material events, with the CNBV and the Mexican Stock Exchange. Mexican issuers must file the following reports:

•

a comprehensive annual report prepared in accordance with the General Regulations, by no later than April 30 of each year, which must include (i) audited annual financial statements and (ii) reports on the activities carried out by the audit and corporate governance committee;

•	quarterly reports, within 20 business days following the end of each of the first three quarters and 40 business days following the end of the fourth quarter;

•	reports disclosing material information;

•	reports and disclosure memoranda revealing corporate restructurings such as mergers, spin-offs or acquisitions or sales of assets, approved by shareholders’ meeting or the board of directors;

•	reports regarding the policies and guidelines with respect to the use of the company’s (or its subsidiaries) assets by related persons; and

•	details dealing with agreements among shareholders.

Pursuant to the General Regulations, the internal rules of the Mexican Stock Exchange were amended to implement an automated electronic information transfer system (Sistema Electrónico de Envío y Difusión de Información, or SEDI) called the Sistema Electrónico de Comunicación con Emisoras de Valores, or EMISNET, for information required to be filed with the Mexican Stock Exchange. Issuers of listed securities must prepare and disclose their financial and other information via EMISNET. Immediately upon receipt, the Mexican Stock Exchange makes this financial and other information available to the public.

The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to file through SEDI information that relates to any event or circumstance that could influence an issuer’s share prices and investor decisions to acquire stock. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that an issuer inform the public as to the causes of the volatility or, if the issuer is unaware of the causes, that it make a statement to the effect that it is unaware of the causes of such volatility. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify information when necessary. The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities. The Mexican Stock Exchange must immediately inform the CNBV of any such request. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events if:

•	the information is related to transactions that have not been consummated;

•	there is no public information in the mass media relating to the material event; and

•	no unusual price or volume fluctuation occurs.

If an issuer elects to delay the disclosure of material, it must implement adequate confidentiality measures (including maintaining a log with the names of parties in possession of confidential information and the date when each such party became aware of the relevant information).

Similarly, if an issuer’s securities are traded on both the Mexican Stock Exchange and a foreign securities exchange, the issuer must simultaneously file the information that it is required to file pursuant to the laws and regulations of the foreign jurisdiction with the CNBV and the Mexican Stock Exchange.

Suspension of Trading

In addition to the authority of the Mexican Stock Exchange under its internal regulations described above, the CNBV and the Mexican Stock Exchange may suspend trading in an issuer’s securities:

•	if the issuer does not disclose a material event;

•	failure by the issuer to timely or adequately comply with its reporting obligations;

•

significant exceptions or comments contained in the auditors’ opinions of the issuer’s financial statements, or determinations that such financial statements were not prepared in accordance with the applicable accounting procedures and policies; or

•

upon price or volume volatility or changes in the trading of the relevant securities that are not consistent with the historic performance of the securities and cannot be explained solely through information made publicly available pursuant to the General Regulations.

The Mexican Stock Exchange must immediately inform the CNBV and the general public of any suspension. An issuer may request that the CNBV or the Mexican Stock Exchange permit trading to resume if it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with periodic reporting requirements. If an issuer’s request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading (which may include a bidding process to determine applicable prices). If trading in an issuer’s securities is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose via SEDI, before trading may resume, a description of the causes that resulted in the suspension.

Under consent regulations, the Mexican Stock Exchange may consider the measures adopted by other non- Mexican exchanges to suspend and/or resume trading of an issuer’s shares, in cases where the relevant securities are simultaneously traded on stock exchanges located outside of Mexico.

Insider Trading, Trading Restrictions and Tender Offers

The Mexican Securities Market Law contains specific regulations regarding insider trading, including the requirement that persons in possession of information deemed privileged abstain (i) from directly or indirectly, trading in the relevant issuer’s securities, or derivatives with respect to such securities, the trading price of which may be affected by such information, (ii) from making recommendations or providing advice to third parties to trade in such securities, and (iii) disclosing or communicating such privileged information to third parties (except for persons to whom such information must be disclosed as a result of their positions or employment).

Pursuant to the Mexican Securities Market Law, the following persons must notify the CNBV of any transactions undertaken by them with respect to a listed issuer’s securities, whether on a case-by-case basis or quarterly:

•	members of a listed issuer’s board of directors;

•	shareholders directly or indirectly controlling 10% or more of a listed issuer’s outstanding capital stock; and

•	officers.

These persons must also inform the CNBV of the effect of the transactions within five days following their completion. In addition, insiders must abstain from purchasing or selling securities of the issuer within three months from the last sale or purchase, respectively.

Also, directors and relevant officers that are holders of 1% or more of the outstanding shares of a Mexican public company, must disclose their holdings and the relevant issuer.

Subject to certain exceptions, any acquisition of a public company’s shares that results in the acquirer owning 10% or more, but less than 30%, of an issuer’s outstanding capital stock, must be publicly disclosed to the CNBV and the Mexican Stock Exchange by no later than one business day following the acquisition.

Any acquisition or disposition by certain insiders that results in such insider increasing or decreasing in 5% or more such insider’s holdings in shares of the public company to which it is related must also be publicly disclosed to the CNBV and the Mexican Stock Exchange no later than one business day following the acquisition or disposition. The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind be considered in the calculation of share ownership percentages of public companies.

Tender Offers

The Mexican Securities Market Law contains provisions relating to public tender offers and certain other share acquisitions occurring in Mexico. Under the Mexican Securities Market Law, tender offers may be voluntary or mandatory. Both are subject to prior approval of the CNBV and must comply with general legal and regulatory requirements. Voluntary tender offers, or offers where there is no requirement that they be initiated or completed, are required to be made pro rata. Any intended acquisition of a public company’s shares that results in the acquirer owning 30% or more requires the acquirer to make a mandatory tender offer for the greater of (i) the percentage of the capital stock intended to be acquired, or (ii) 10% of the company’s outstanding capital stock, provided that if such acquisition is aimed at obtaining control, then the potential acquirer is required to launch a mandatory tender offer for 100% of the company’s outstanding capital stock (however, under certain circumstances, the CNBV may permit an offer for less than 100%). The tender offer must be made at the same price to all shareholders and classes of shares. The board of directors, with the advice of the audit and corporate governance committee, must issue its opinion in respect of the fairness of the price applicable to any mandatory tender offer, which may be accompanied by an independent fairness opinion. Directors and the chief executive officer of a public company, in respect of which a tender offer has been made, must disclose whether or not each of them will tender his respective shares in the tender offer.

Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders. The Mexican Securities Market Law also permits the payment of certain amounts to a controlling shareholder over and above the offering price if these amounts are fully disclosed, approved by the board of directors, and paid solely in connection with non-compete or similar obligations. The law also provides exceptions to the mandatory tender offer requirements and specifically sets forth remedies for non-compliance with these tender offer rules (e.g., suspension of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

Joint Trading of Common Shares and Limited or Non-Voting Shares

The Mexican Securities Market Law does not permit issuers to implement mechanisms for common shares and limited or non-voting shares to be jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a period of up to five years, or when, because of the nationality of the holder, the shares or the securities representing the shares limit the right to vote to comply with foreign investment laws. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the aggregate amount of publicly held shares. The CNBV may increase this 25% limit by an additional 25%, provided that the limited or non-voting shares exceeding 25% of the aggregate amount of publicly held shares are convertible into common shares within five years of their issuance.

Anti-Takeover Protections

The Mexican Securities Market Law provides that public companies may include anti-takeover provisions in their by-laws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 5% or more of the capital stock present at the meeting voting against such provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party.

ITEM 10.	ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We were incorporated on March 22, 2017, with public deed number 79,311 and registered with the Mexican Public Registry of Commerce in Mexico City, under commercial folio number N-2017024493, as a capital stock corporation. A copy of our bylaws can be obtained from the CNBV or the Mexican Stock Exchange and is available for review at www.bmv.com.mx.

Pursuant to the shareholders resolutions that approved our initial public offering as documented by public deed number 80,566 on July 28, 2017 and registered with the Mexican Public Registry of Commerce in Mexico City, under commercial folio number N-2017024493, we became a publicly traded company of variable capital stock (sociedad anónima bursátil de capital variable) and approved amendments to our bylaws in order to comply with applicable provisions in the Mexican Securities Market Law.

You may obtain a copy of our current bylaws from us or from the Mexican Stock Exchange through the following website: www.bmv.com.mx and www.vistaoilandgas.com. An English translation of our current bylaws is available from us upon request.

Corporate Purpose

Pursuant to article three of our bylaws, the corporate purpose of Vista is to engage, among others, in the following activities:

(i)

acquire, by any legal means, any type of assets, stock, partnership interests, equity interests or interests in any kind of commercial or civil companies, associations, partnerships, trusts or any kind of entities within the energy sector, whether such entities are Mexican or foreign, at the time of their inception or at a later time as well as sell, assign, transfer, negotiate, encumber or otherwise dispose of or pledge such assets, stocks, equity interests or interests;

(ii)

participate as a partner, shareholder or investor in all businesses or entities, whether mercantile or civil, associations, trusts or any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of incorporated companies, as well as to exercise the corporate and economic rights derived from such participation and to buy, vote, sell, transfer, subscribe, hold, use, encumber, dispose, modify or auction under any title, such shares, equity interests or other kind of interests, as well as participations of all kind in entities subject to applicable law, as it is necessary or convenient;

(iii)	issue and place shares representative of its social capital, either through public or private offerings, in national or foreign stock exchange markets;

(iv)	issue or place warrants, either through public or private offerings, by shares representing their capital stock or any other type of securities, in domestic or foreign stock exchange markets; and

(v)	issue or place negotiable instruments, debt instruments or any other value, either through public or private offerings, in domestic or foreign stock exchange markets.

Annual report

Our annual report is variable. The amount of the fixed portion of our capital stock that is not subject to rights of withdrawal is Ps.3,000.00, represented by two series C common, nominative shares no par value. The variable portion of our capital stock subject to rights of withdrawal is unlimited and represented by series A shares, which are ordinary, nominative, no par value and grant equal economic and corporate rights and obligations to their holders. As of the date of this annual report, the variable portion of our outstanding capital stock was comprised by 87,133,504series A shares. Our series A shares may be subscribed to and paid for by Mexican or foreign individuals or corporations, as well as by any other foreign entities with or without legal entity. Our series B shares (which are ordinary, nominative, with no par value and grant the same economic and corporate rights and obligations to their holders) have been cancelled and at their time, were subscribed and paid by our “Strategic Partners” (as such term is defined in our bylaws and otherwise referred to herein as the Sponsor) and the independent directors of the Company, and were converted into series A shares as approved at an ordinary general shareholders’ meeting.

On August 1, 2017, prior to the closing of our initial public offering in Mexico, Vista and its strategic partners, Vista Sponsor Holdings, L.P. (an entity controlled by senior personnel from Riverstone Investment Group LLC) together with Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov (collectively, the “Sponsor”), entered into a strategic partners agreement (“SPA”) in connection with the private placement of the Sponsor Warrants. Pursuant to the SPA, the parties agreed, among other things, (i) to purchase the Sponsor Warrants, (ii) that the Sponsor Warrants may be exercised without cash payment as described in “Item 8—Additional Information—Memorandum and Articles of Association—Warrants”; (iii) in the event that the warrants terminate early and the Sponsor Warrants expire without being exercised, the parties agreed to issue another security or instrument that permits them to purchase series A shares in the same manner as the expired Sponsor Warrants, and (iv) to certain lockup provisions, which have expired as of the date of this annual report.

On March 22, 2018, a shareholders’ meeting authorized the Plan. That same shareholders’ meeting approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. As of December 31, 2019, 487,890 series A shares have been vested and are outstanding in connection with the Plan. See “Item 5—Operating and Financial Review and Prospects—Directors, Senior Management and Employees—Long Term Incentive Plan.”

At an ordinary general shareholders’ meeting, our shareholders may approve the issuance of other types of shares including those who have special rights or limited rights to holders and/or securities with respect to such shares.

Warrants

As of the date of this annual report, we had 70,000,000 Warrants and 29,680,000 Sponsor Warrants outstanding (totaling 99,680,000 warrants outstanding) that are exercisable for 23,333,333 and 9,893,333 series A shares, respectively. Three warrants entitle the holder thereof to purchase one series A share at a price of US$11.50 per series A share. The exercise of such warrants and the corresponding issuance of series A shares may also have a dilutive effect in our earnings per share. The Warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for a series A share for any 20 trading days within an applicable 30-trading day period equals or exceeds the Mexican Peso equivalent of US$18.00 and we decide to early terminate the exercise period thereof. In the event that we declare an early termination, we will have the right to declare that the exercise of the warrants be made on a “cashless basis.” If we elect the cashless exercise, holders of warrants electing to exercise such warrants shall do so by surrendering warrants and receiving a number of series A shares resulting from the formula set forth in the warrant indenture, which captures the average of the U.S. Dollar equivalent of the closing price of the series A shares during a 10-day period. The warrants are subject to certain additional adjustments, terms and conditions.

Vista Sponsor Holdings, L.P. and our Management Team collectively hold 29,680,000 Sponsor Warrants. The Sponsor Warrants are identical to and fungible with the warrants, subject to certain differences relating to early termination and cashless exercise, as described herein. The Sponsor Warrants may be exercised for cash or on a cashless basis at the discretion of Vista Sponsor Holdings, L.P. and our Management Team or their permitted transferees. If the Sponsor Warrants are held by other persons, then they will be exercisable by on the same basis as the other warrants. Similarly, in the event that we declare the early termination of the Warrants, we will continue to be obligated to deliver to Vista Sponsor Holdings, L.P. and our Management Team or their permitted transferees securities, documents or instruments, or enter into a contractual arrangement, that continues to grant them the right to purchase a third of a series A share with respect to each of their Sponsor Warrants on the same terms and conditions as those that would have been provided in connection with the warrants had they not been terminated early. Finally, in the event that we agree with the warrant holders to amend the warrant indenture or the global warrant certificate without the consent of Vista Sponsor Holdings, L.P. and our Management Team or their permitted transferees, we will continue to be obligated to deliver to such persons securities, documents or instruments, or enter into a contractual arrangement, that continues to grant them the same terms and conditions as those provided to their Sponsor Warrants as if such changes had not been agreed to.

On February 12, 2019, we completed the sale to Kensington of 5.0 million series A shares and 5.0 million warrants for an amount of US$50.0 million pursuant to the FPA and, additionally, 500,000 series A shares for an amount of US$5.0 million pursuant to certain subscription commitments among Vista and Kensington. The FPA Warrants are subject to the same terms as the Sponsor Warrants. These agreements received regulatory approvals from COFECE. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Movements in Our Capital stock

Capital stock increases shall be made pursuant to resolutions adopted by our shareholders in general shareholders’ meetings.

Increases of our capital stock in its fixed portion are approved by resolutions taken by our shareholders in extraordinary shareholders’ meetings, with a corresponding amendment to our bylaws, while the modification of our capital stock in its variable portion is approved in ordinary shareholders’ meetings, which shall be formalized before a notary public, without it being necessary that the relevant public deed is recorded before the public registry of commerce of our corporate domicile.

Additionally, we may affect capital increases due to the capitalization of shareholders’ equity accounts, pursuant to Article 116 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time and other applicable law, through payment in cash or in kind, capitalization of liabilities or by any other means allowed by applicable law. Regarding the increases by means of capitalization of shareholders’ equity accounts, all shares shall have the right to the proportional part that correspond to them in the increase, without it being necessary to issue new shares representing the increase.

Capital increases, except for those arising from our acquisition of our own securities, shall be recorded in a capital variation registry book, which we are required to maintain pursuant to Article 219 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time and other applicable law.

We may keep unsubscribed shares resulting from capital increase in treasury, or otherwise cancel such shares, in both cases a prior capital decrease shall be resolved by a shareholders’ meeting to the extent necessary.

Our capital stock may only be reduced upon approval of our shareholders through resolutions adopted by them in either ordinary or extraordinary shareholders’ meetings, in accordance with the provisions set forth in Article 12 of our bylaws except for (i) the separation of shareholders as described in Article 206 of Mexico’s General Law of Commercial Companies or any other provision replacing it from time to time, and other applicable law; and (ii) the acquisition of our own shares in accordance with our bylaws, the Mexican Securities Market Law and other applicable law.

We may only reduce the fixed portion of our capital stock upon approval of our shareholders through resolutions adopted by them at an extraordinary shareholders’ meeting, the amendment of our bylaws and the formalizing of the relevant meeting minutes before a notary public. We may also reduce the variable portion of our capital stock upon approval by our shareholders through resolutions adopted by them at an ordinary shareholders’ meeting, the minutes of which shall be formalized before a notary public, without it being necessary to record the relevant public deed before the public registry of commerce of our corporate domicile; provided that when the shareholders exercise their separation right or when the decreases are a result of the reacquisition of our own shares, no resolution from the shareholders’ meeting will be needed.

We may reduce our capital stock to absorb losses in the event that any shareholder exercises its right of separation pursuant to Article 206 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time and other applicable law, as well as a result of the reacquisition by the Company of our own shares pursuant to our bylaws, or in any other case allowed under applicable law.

Capital reductions to compensate losses will be carried out proportionally among all the shares representing our capital stock, without it being necessary to cancel shares since they do not have par value.

Holders of securities that are part of the variable portion of our capital stock may not exercise their right of withdrawal described in Article 220 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time, pursuant to Article 50 of the Mexican Securities Market Law, any other provision replacing it from time to time and other applicable law.

We shall register all capital reductions in our capital variations registry book, except for reductions resulting from repurchase of our own shares.

Voting Rights

Each series of our shares grants the same rights and obligations to holders thereof, including economic rights, since all holders of the shares participate equally, without any distinction, in any dividend, repayment, amortization or distribution of any nature on the terms further described herein.

Notwithstanding the above and with the prior authorization of the CNBV, we may issue shares with no voting rights, with limited corporate rights or with limited voting rights, as long as such shares do not exceed 25% of the aggregate amount of publicly held shares, as determined by the CNBV, on the date of the relevant public offering, in accordance with Article 54 of the Mexican Securities Market Law, any other provision replacing it from time to time and other applicable law. The CNBV may authorize an increase of this 25% limit, provided that the limited or non-voting shares exceeding 25% of the aggregate amount of the publicly held shares, as determined by the CNBV, are convertible into common shares within five years of their issuance.

Non-voting shares shall not count for determining the necessary quorum to call to order a general shareholders’ meeting. Limited or restricted voting shares will count only in determining the necessary quorum to call to order shareholders’ meetings in which their vote is needed or special meetings.

Resolutions adopted at any general shareholders’ meeting in which the issuance of non-voting or restricted or limited voting shares is approved shall set forth the rights, limitations, restrictions and all other characteristics corresponding to such shares.

Shareholders’ Meetings

A general shareholders’ meeting acts as our supreme body and authority. General shareholders’ meetings may be ordinary or extraordinary, as well as special, and shall always be held in our corporate domicile, except for cases of force majeure or acts of God.

Pursuant to Mexican law and our bylaws, general shareholders’ meetings require 15 calendar days’ advance notice to be legally convened upon first or subsequent calls. Extraordinary general shareholders’ meetings are convened to approve any of the matters referred to in Article 182 of Mexico’s General Law of Commercial Companies, Articles 48, 53 and 108 of the Mexican Securities Market Law, or any other provisions replacing them from time to time and other applicable law, as well as those provisions contained in Articles 9 and 19 of our bylaws. All other general shareholders’ meetings shall be ordinary meetings, including those meetings which address increases and reductions to the variable portion of our capital stock.

Special shareholders’ meetings shall convene to handle any matter that may affect the rights granted to the holders of a series of our shares and shall be subject to the applicable provisions in our bylaws that were established for extraordinary general shareholders’ meetings, in respect to attendance and voting quorums, as well as formalization of minutes.

An ordinary general shareholders’ meeting shall be held at least once each year within the first four months following the end of the previous fiscal year in order to approve the matters listed in the agenda for such meeting, the matters described in Article 181 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time, as well as to do any of the following:

(i)	discuss, approve or modify reports of the chairmen of both the audit committee and the corporate practices committee;

(ii)

discuss, approve or modify reports of our Chief Executive Officer, pursuant to Article 28, Section IV, and Article 44, Section XI, of the Mexican Securities Market Law, or any other provision replacing them from time to time and other applicable law;

(iii)

discuss, approve or modify reports of the board of directors, pursuant to sub-paragraph (b) of Article 172 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time and other applicable law;

(iv)	review the opinion of the board of directors regarding the content of the Chief Executive Officer’s reports;

(v)	decide on the use of profits, if any;

(vi)

appoint members of our board of directors, the Secretary and Deputy Secretary and the members of committees, as well as their respective substitutes, as the case may be, and appoint or remove the chairmen of both the audit committee and the corporate practices committee;

(vii)	determine the independence of directors;

(viii)	determine the maximum amount of corporate funds that may be used for the repurchase of our own securities;

(ix)

approve transactions that we intend to carry out in the course of the fiscal year, when such transactions, or a series of transactions considered together on an aggregate basis based on certain shared characteristics (as determined by the Mexican Securities Market Law), represent an amount that is 20% or more of our consolidated assets, determined on the basis of the value of our consolidated assets at the end of the immediately preceding quarter (in such meetings, the shareholders with limited or restricted voting rights may vote); and/or

(x)	handle any other matter in accordance with applicable law and that is not specifically reserved by law to be taken up at an extraordinary general shareholders’ meeting.

An extraordinary general shareholders’ meeting shall handle any of the matters described in Article 182 of Mexico’s General Law of Commercial Companies or any other provision replacing it from time to time. In addition, shareholders at such an extraordinary meeting may do any of the following:

(i)	amend our bylaws to prevent an acquisition of our securities that would provide an acquirer or acquirers control of our Company;

(ii)	increase our capital stock pursuant to the terms of Article 53 of the Mexican Securities Market Law, or any other provision replacing it from time to time;

(iii)	cancel the registration any of our capital stock or the certificates representing such securities with the RNV;

(iv)	generally amend our bylaws;

(v)

approve the cancellation of shares representing our capital stock with distributable profits and the issuance of dividend certificates or limited-voting, preferential or any other kind of shares different from ordinary shares; and/or

(vi)

handle any other matter in accordance with applicable law or our bylaws that expressly requires a special quorum or is specifically reserved by law to be taken up at an extraordinary general shareholders’ meeting.

Any general shareholders’ meeting may be called by our board of directors, the Chairman of the Board of Directors, our Secretary or either the Audit Committee or Corporate Practices Committee. The holders of shares with voting rights representing 10% or more of our capital stock may also request a general shareholders’ meeting, individually or collectively, from the Chairman of the board of directors or to the relevant committee, notwithstanding the percentage set forth under Article 184 of Mexico’s General Law of Commercial Companies.

A shareholder request for a general shareholders’ meeting may be granted so long as such request meets the requirements set forth in Article 185 of Mexico’s General Law of Commercial Companies, any other provision replacing it from time to time and other applicable law. If a call is not made within 15 calendar days following the request date, a civil or district court judge of the Company’s domicile will make such a call at the request of any interested shareholder, who must prove the ownership of its shares for such purposes.

Calls for general shareholders’ meetings shall be published in the electronic system established by the Mexican Ministry of Economy for such purposes and may be published in one of the newspapers of largest circulation in the corporate domicile of the Company within at least 15 calendar days prior to the date on which the relevant meeting is intended to take place, pursuant to applicable law.

From the date of notice of a general shareholders’ meeting to the date on which the meeting is held, we will make available to the shareholders, in our offices, immediately and free of charge, all information that we may deem necessary to vote on matters at the meeting, including the forms described in Section III of Article 49 of the Mexican Securities Market Law, or any other provision replacing it from time to time and other applicable law.

General shareholders’ meetings may be held without prior notice (as described above) in the event that all the shares representing the capital stock with voting rights or the relevant series of shares (in the event of a special meeting) are present or represented at the time of the voting at a meeting.

Notwithstanding the foregoing and in accordance with the second paragraph of Article 178 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time and other applicable law, shareholders may adopt resolutions by unanimous written consent without a meeting, which will have the same validity and effectiveness as if such resolutions had been approved in a general shareholders’ meeting.

Shareholders may be represented at general shareholders’ meetings by an attorney-in-fact that has a power-of-attorney granted pursuant to the forms described in Section III of Article 49 of the Mexican Securities Market Law, or any other provision replacing it from time to time and other applicable law or pursuant to a power of attorney granted pursuant to applicable law.

To be admitted to a general shareholders’ meeting, shareholders shall be duly registered in our stock registry book managed in accordance with Article 128 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time and other applicable law, or they may present certificates issued by the Indeval or any other institution that acts as a depository of securities in accordance with the Mexican Securities Market Law.

To attend a special or general shareholders’ meeting, the relevant shareholder must prove to the Secretary non-member of our board of directors that it does not require the prior approval by our board of directors pursuant to Article 9 of our bylaws.

Ordinary and extraordinary general shareholders’ meetings shall be presided over by the Chairman of the board of directors or, in his or her absence, by such person as determined by the shareholders at the relevant meeting through a majority vote of shares present.

The Secretary non-member of the board of directors or the Deputy Secretary shall act as secretary of the general shareholders’ meetings or, in his or her absence, by such person as determined by the shareholders at the relevant meeting through a majority vote of shares present.

The chairman of the general shareholders’ meeting shall appoint one or more inspectors (escrutadores), from the shareholders, shareholders’ representatives or invitees attending the relevant meeting, who shall determine the existence or absence of a quorum, and who shall count the votes cast upon request by the chairman of the meeting.

The secretary of the general shareholders’ meeting shall prepare the minutes of such meeting, such minutes to be transcribed into our general shareholders’ meetings’ minutes registry and signed by both the chairman and the secretary of the relevant meeting as well as by the individuals who acted as inspectors. Any records regarding such meetings that were not able to transact matters because of a lack of quorum shall also be signed by the chairman, the secretary and the inspectors of the relevant meeting.

An ordinary general shareholders’ meeting shall be duly convened if, after first call of those present, at least 50% of the outstanding shares representing our capital stock are represented at such meeting. Decisions of an ordinary general shareholders’ meeting are approved by a simple majority of the shares with voting rights represented at such meeting. In the event of second or further calls, an ordinary general shareholders’ meeting shall be deemed duly convened, regardless of the number of present or represented shares, and decisions shall be approved by the simple majority of the shares present with voting rights.

An extraordinary general shareholders’ meeting shall be duly convened if, after the first call, at least 75% of the outstanding shares representing our capital stock are represented at such meeting. In the event of second or further calls, an extraordinary general shareholders’ meeting shall be deemed duly convened if a majority of our common stock is represented.

The resolutions adopted by an extraordinary shareholders’ meeting, irrespective of whether it was convened as the result of the first, second or subsequent call, will be valid if taken by a majority of the shares of our capital stock outstanding (and not held in treasury), present or represented in such meeting, except in the case of (i) cancellation of the registration with the RNV of the shares representing our capital stock or the warrants representing them, in which case the affirmative vote of 95% of the shares of our capital stock outstanding (and not held in treasury), present or represented in such meeting will be required, and (ii) an amendment to our bylaws, in which case the affirmative vote of 65% of the shares of our capital stock outstanding (and not held in treasury), present or represented in such meeting will be required.

Unanimous written consents adopted outside general shareholders’ meeting shall be transcribed in our shareholders’ meetings minutes registry book. Files containing copies of the minutes from each general shareholders’ meeting and each unanimous written consent, along with attendance lists, proxies, call copies, if any, and documents submitted to discussion, such as board of directors’ reports, our financial statements and other relevant documents, shall be formed and kept by us.

In the event that any minutes of a general shareholders’ meeting or any unanimous written consent cannot be registered in our shareholders’ meetings minutes registry book, we will formalize such minutes or unanimous written consent before a notary public in Mexico.

The minutes of general shareholders’ meetings, as well as the records of such meetings that were not held due to lack of quorum, will be signed by Chairman and Secretary of such shareholders’ meetings.

Profit distribution (dividends)

Generally, at an annual ordinary general shareholders’ meeting, our Board of Directors presents the financial statements corresponding to the preceding fiscal year to the shareholders for their approval. Once the general shareholders’ meeting approves those financial statements, all of the shares outstanding at the time of the declaration of a dividend or other distribution have the right to participate in that dividend or distribution.

Board of Directors

Composition

Our Board of Directors is responsible for the management of our Company. The Board of Directors comprises a maximum of 21 directors, which number may be changed from time to time upon resolutions adopted at a general shareholders’ meeting, and of which at least 25% shall be independent pursuant to Articles 24 and 26 of the Mexican Securities Market Law, or any other provision replacing it from time to time and other applicable law.

An alternate director may be appointed in place of each director; provided, however, that alternates for independent directors shall have the same independence qualifications of the independent director on whose behalf they are acting.

Directors are considered independent when they meet the requirements for independence set forth in Article 26 of the Mexican Securities Market Law, or any other provision replacing it from time to time and any other guidance or regulation issued by the CNBV.

Director independence is determined by resolution adopted at an ordinary general shareholders’ meeting. The CNBV prior right of hearing of the company and of the director, may reject the independence determination of any director within 30 Business Days’ notice of the initial determination of said director’s independence.

Directors may or may not be shareholders and shall serve on the Board of Directors until removed and a successor is appointed, provided that at all times they shall have legal capacity to perform their duties and shall not be prevented from executing business. At all times the provisions contained in the second paragraph of Article 24 of the Mexican Securities Market Law shall be complied with.

The Board of Directors may appoint provisional directors, without input from a shareholders’ meeting, in the case of the death or disability of a director or expiration of his or her term. A general shareholders’ meeting shall ratify such appointments or appoint the new directors in the meeting following such event.

Directors may only be removed by resolution adopted at an ordinary general shareholders’ meeting.

Directors appointed by the shareholders upon approval of the initial public offering of Series A Shares of the Company shall remain in their position for at least 24 months following the date on which we publish the public notice for such offering (aviso de colocación).

Directors shall be appointed by a majority vote of shareholders at an ordinary general shareholders’ meeting; provided that for each 10% of outstanding capital stock held, a minority holder has the right to appoint one director.

Each year, the Chairman of the Board of Directors shall be appointed either at a general shareholders’ meeting or at a meeting of the Board of Directors. The chairman of the Board of Directors shall execute and carry out resolutions adopted at general shareholders’ meetings and meetings of the Board of Directors without the need for a special resolution.

The Secretary non-member of the Board of Directors and the Deputy Secretary shall be appointed at either an ordinary general shareholders’ meeting or at a meeting of the Board of Directors, as applicable. The Secretary shall not be a director but must carry out the obligations and duties prescribed by applicable law.

Temporary or permanent absences in the board of directors shall be covered by such directors’ appointed alternates. The Chairman of the board of directors shall have a tie-breaking vote in all matters.

The Chairman of the board of directors may be of any nationality, will chair the meetings of the Board of Directors and, in his or her absence, such meetings will be chaired by one of the directors appointed by a majority vote of the other attending directors.

Meetings of the Board of Directors

A meeting of the Board of Directors may be called either by the chairman of the Board of Directors, the chairman of the audit committee, the chairman of the corporate practices committee, the Secretary non-member of the Board of Directors or 25% of the directors by means of written notice, including, but not limited to, fax or email, to all directors at least ten calendar days prior to the date set for such meeting. In the event that all directors are present, a meeting may be called to order without advance notice.

Our independent auditor may be called to attend any meeting of the Board of Directors with the right to speak but without voting rights; provided, however, that such auditor will never be present when matters which may raise a conflict of interest are discussed or that may compromise their independence.

Meetings of the Board of Directors shall be held at least 4 times during each fiscal year, in the corporate domicile of our Company, however, a meeting may be held outside of our corporate domicile or abroad if a majority of the directors approves it.

The minutes of meetings of the Board of Directors shall be transcribed into the Board of Directors’ meetings minutes book and shall be signed by all persons in attendance or, if expressly authorized by agreement at the meeting, solely by the Chairman of the Board of Directors and the Secretary non-member of the Board of Directors. A record and copies of the minutes and/or unanimous written consents of each meeting of the Board of Directors, as well as transcripts of any calls and any relevant documents regarding meetings, shall be kept by us.

A meeting of the Board of Directors may be duly convened when a majority of directors are present. The Board of Directors shall make decisions through resolutions adopted by a majority vote of directors; in the event of a tie, the chairman of the Board of Directors shall cast the deciding vote.

Will be valid and legal all decisions made outside of meetings of the Board of Directors as long as taken by unanimous written consent of all directors and signed by all of the directors. The document in which the written confirmation is evidenced shall be sent to the Secretary of the Company, who will transcribe the relevant resolutions in the corresponding minutes book, and shall indicate that such resolutions were adopted pursuant to our bylaws.

Authority of the Board of Directors

The Board of Directors represents our Company in business and corporate matters and has general powers of attorney for lawsuits and legal proceedings and acts of administration and ownership, in accordance with the terms set forth in Article 2554 of the Civil Code for the Federal District (Código Civil para el Distrito Federal) and the correlative provisions of the civil codes for each of the states of Mexico and the Mexican Federal Civil Code (Código Civil Federal). The Board of Directors shall represent us before all types of administrative and judicial authorities, federal, state or municipal, before the Arbitration and Conciliation Board (Junta de Conciliación y Arbitraje) and other labor authorities and arbitrators. The aforementioned powers, include, but are not limited to, the following:

(i)	performing all transactions and executing, amending and terminating agreements entered into pursuant to carrying out our corporate purposes;

(ii)	opening, managing and canceling bank accounts, including, but not limited to, the authority to appoint signatories who may draw funds from such account;

(iii)	withdrawing all types of deposits;

(iv)

appointing and removing the chief executive officer and setting his or her total compensation, as well as the establishing policies for the appointment and total compensation of other relevant directors;

(v)	granting and revoking general and special powers of attorney;

(vi)	opening and closing branch offices, agencies and dependencies;

(vii)	executing all resolutions adopted at general shareholders’ meetings;

(viii)

representing our Company where we may have an interest or other participation in other companies or entities, as well as buying or subscribing for shares or partnership interests therein, at the time of such entities’ incorporation or at any other time;

(ix)

filing all types of claims and amparo proceedings, participating in arbitration, assigning and/or encumbering assets, receiving payments and discussing, negotiating, executing and reviewing collective or individual labor agreements;

(x)	initiating criminal claims and complaints, and act as an adjudicant before the Public Prosecutor (Ministerio Público);

(xi)	accepting on our behalf mandates of legal entities or persons, either national or foreign;

(xii)

authorizing our Company or our subsidiaries to make real or personal guarantees, as well as any fiduciary involvement in order to secure our liabilities and become a joint obligor, guarantor, surety and an obligor in general in compliance with third party liabilities and establish the necessary guarantees in order to secure such compliance;

(xiii)	approving information and communication policies for shareholders and the market;

(xiv)	calling for ordinary and extraordinary general and special shareholders’ meetings and executing the resolutions thereof;

(xv)

creating committees and appointing directors to serve as members on such committees (except for the appointment and ratification of chairmen of the audit committee and corporate practices committee, who shall be appointed by resolution at a general shareholders’ meeting);

(xvi)	establishing strategies to fulfill our corporate purposes;

(xvii)	taking any action authorized by article 28 of the Mexican Securities Market Law or any other provision replacing it from time to time;

(xviii)	approving the terms and conditions for the public offering and transfer of our treasury shares issued pursuant to Article 53 of the Mexican Securities Market Law;

(xix)

appointing the person or persons in charge of carrying out the acquisition or placement of shares authorized by a shareholders’ meeting, pursuant to Article 56 of the Mexican Securities Market Law, as well as the terms and conditions of such acquisitions and placements, within the limits set forth by the Mexican Securities Market Law and the relevant shareholders’ meeting, and inform the shareholders’ meeting of the result, in any fiscal year, of the exercise of such authorities;

(xx)	appointing provisional directors, pursuant to the provisions of the Mexican Securities Market Law;

(xxi)	approving the terms and conditions of settlements through which the liability of any director for breach of the duties of diligence or loyalty is resolved;

(xxii)

general power of attorney for lawsuits and collections and acts of administration for labor matters, including, without limitation, as further detailed in our bylaws and power of attorney for lawsuits and collections and for acts of administration for labor matters so that the Board of Directors may act as our representative in all labor maters and have the authorities to execute all kinds of agreements and carry out all kinds of actions in such regard;

(xxiii)

granting, revoking and canceling general and special powers of attorney within the scope of its authority and granting their substitution and delegation authority, except for those authorities the exercise of which is limited to the Board of Directors pursuant to applicable law or our bylaws; and

(xxiv)	entering into any and all necessary or convenient legal acts, agreements and/or documents.

The Board of Directors, when applicable, shall additionally have, pursuant to the terms set forth in Article 9 of Mexico’s General Law of Negotiable Instruments and Credit Transactions, a general power-of-attorney to issue, accept and endorse negotiable instruments, as well as to protest them and a general power-of-attorney to open and cancel bank accounts.

Committees

The general shareholders’ meeting or the Board of Directors may constitute committees that consider necessary for their operation.

In addition, our Board of Directors will maintain an Audit Committee and a Corporate Practices Committee in accordance with the Mexican Securities Market Law, the members of such committees to be exclusively comprised of a minimum of three independent directors appointed by the Board of Directors, pursuant to the terms set forth in Article 25 of the Mexican Securities Market Law, any other provision replacing it from time to time and other applicable law.

The Audit Committee, the Corporate Practices Committee and other committees created pursuant to our bylaws, shall meet in the form and frequency established by each such committee in the first or last board meeting held during each year (in the latter case regarding the calendar of meetings to be held during the following fiscal year), without the need to call for the members for each meeting when such meetings have been previously scheduled in accordance with the meeting calendar approved by the relevant committee for such purposes; provided, however, that in order for such meetings to be duly convened, a majority of the members shall be present and resolutions shall be approved by a majority vote of the members of such committee.

In addition, each committee shall meet when decided by its chairman, the Secretary non-member of the Board of Directors or any of its members, upon prior notice given at least 3 Business Days in advance to all the members of the committee and the required alternates. The independent auditor of the Company may be invited to the meetings of the committees, as an invitee with the ability to speak but not to vote.

Decisions may be made outside of meetings of the committees and will have the same validity as if they had been approved in the session as long as they are approved by unanimous written consent of all committee members and signed by all of the members thereof. Likewise, the committees may meet at any moment, without prior notice, if all members are present.

Committees may not delegate their authorities as a whole to any person, but they may appoint deputies to implement their resolutions. The chairman of each committee will be entitled to individually implement such resolutions without needing express authorization. Each committee created pursuant to our bylaws shall inform the Board of Directors on an annual basis about the activities it performs or when it considers that facts or actions material for the Company have occurred. Minutes shall be prepared for each meeting of a committee, which shall be transcribed in a special minutes book. The minutes shall evidence the attendance of the members of the committee and the resolutions adopted, and they shall be signed by the individuals present and the Chairman and Secretary.

For all that is not provided herein or in the Mexican Securities Market Law, committees shall operate pursuant to rules set by our Board of Directors, unless otherwise prescribed in our bylaws or in the Mexican Securities Market Law.

Committees shall keep the Board of Directors appraised of their activities at least once a year.

Duties of Directors

The Mexican Securities Market Law imposes a duty of diligence and loyalty on the members of the board of directors, the members of the board’s committees, the chief executive officer and on the relevant officers from which the chief executive officer seeks assistance. Such duty of diligence requires them to obtain sufficient information and to be sufficiently prepared in order to act in the best interest of the Company. The duty of diligence is complied with, mainly, by searching for and obtaining all the information that may be necessary in order to make decisions (including by means of hiring independent experts), attending sessions of the board of directors, of the committee in which they participate and disclosing to the board of directors relevant information in the possession of the relevant director or officer. Default of such duty of diligence by a board member subjects him or her to joint liability along with other board members that are liable in connection with the damages and lost profits caused to the Company or its subsidiaries.

The duty of loyalty mainly consists of a duty to act in the best interest of the Company and includes, primarily, the duty to maintain confidentiality of the information that the board members receive in connection with the performance of their duties, abstaining from voting in matters in respect to which they have a conflict of interest and abstaining from taking advantage of business opportunities of the Company. It is a violation of the duty of loyalty for a director to take actions that wrongfully benefit one or more shareholders, or for a director, without prior express consent of the disinterested members of the board of directors, to take a corporate opportunity that belongs to the Company or its subsidiaries.

It is also a violation of the duty of loyalty for a director to (i) use our assets, or consents to the use of our assets, in violation of any of our policies or (ii) disclose false or misleading information, order not to record, or prevent the recording of any transaction in our registries, which could affect our financial statements or cause important information to be improperly modified or not disclosed.

A director’s failure to comply with the duty of diligence or the duty of loyalty shall make him or her jointly liable with other directors or officers who have also failed to comply therewith for any damages caused to our Company resulting therefrom in the cases in which they have acted in bad faith, willfully or illegally.

As a means of protection for our board members regarding breaches of the duty of diligence or the duty of loyalty, the Mexican Securities Market Law provides that directors will not be liable for the breach of such duties in the event that the board member acted in good faith and (a) in compliance with applicable law and our bylaws, (b) based on facts and information provided by our officers, independent auditors or experts whose credibility and reliability may not be reasonably questioned, and (c) elects the most suitable alternative in good faith or when the negative effects of such decision may not be reasonably foreseen based on the information available. Mexican courts have not interpreted the meaning of such provision and, therefore, its scope and meaning are uncertain.

Board members will be jointly liable with previous board members regarding irregularities caused by any prior board member if such irregularities are not reported to the audit committee and the corporate practices committee.

The members of the board of directors and the committees have no obligation to guarantee the performance of their positions.

The provisions regarding the duty of loyalty of the second and third paragraphs of Article 34 of the Securities Market Law must be observed.

The liability resulting from the breach of the duty of diligence or the duty of loyalty should be exclusive in favor of the Company, as the case may be, and may be exercised by the Company or by the shareholders who, individually or jointly, represent ownership of shares (including limited, restricted or non-voting shares) representing 5% or more of the share capital.

The members of the Board of Directors or the members of the committees should not be in default when they act in good faith or when any liability exclusion mentioned in Article 40 of the Mexican Securities Market Law, any other provision replacing it from time to time and other applicable law.

Audit and Corporate Practices Committees

The oversight of our management and conduct and execution of our business shall be vested in the board of directors through the Audit Committee and the Corporate Practices Committee, as well as our independent auditor.

The chairman of the audit committee and the chairman of the corporate practices committee shall be bound to provide an annual report pursuant to Article 43 of the Mexican Securities Market Law or any other provision replacing it from time to time.

Audit Committee

The audit committee shall be comprised of a minimum of three members, who shall be independent and shall be appointed at a general shareholders’ meeting or a meeting of the board of directors upon a proposal by the Chairman of the board of directors, except for the chairman of the Audit Committee, who shall be appointed and/or removed from office exclusively by resolution adopted at a general shareholders’ meeting. The chairman of the Audit Committee must also satisfy the requirements described in Article 43, Section II of the Mexican Securities Market Law to serve.

The audit committee shall perform the functions described in Article 42, Section II of the Mexican Securities Market Law, any other provision replacing it from time to time, guidance and/or regulation handed down by the CNBV and other applicable law. These functions include, but are not limited to giving an opinion to the board of directors about matters entrusted to the Audit Committee, discussing the financial statements of our Company with the persons responsible for preparing them, informing the board of directors about the state of affairs concerning the internal control and audit systems of our Company, preparing an opinion about accounting policies and criteria and, in general, overseeing the corporate conduct of our Company.

The Audit Committee will review, on a quarterly basis, all payments made by the Company to Riverstone, any of its affiliates or our other directors and officers.

We shall have an independent auditor to perform audits in compliance with the Mexican Securities Market Law.

Corporate Practices Committee

The corporate practices shall be comprised of a minimum of three members, who shall be independent and shall be appointed at a general shareholders’ meeting or a meeting of the Board of Directors upon a proposal by the Chairman of the board of directors, except for the chairman of the Corporate Practices Committee, who shall be appointed and/or removed from office exclusively by resolution adopted at a general shareholders’ meeting. The chairman of the Corporate Practices Committee must also satisfy the requirements described in Article 43, Section I of the Mexican Securities Market Law to serve.

The corporate practices committee shall have the functions described in Article 42, Section I of the Mexican Securities Market Law, any other provision replacing it from time to time, guidance and/or regulation handed down by the CNBV and other applicable law. These functions include, among others derived from the Mexican Securities Market Law, issuing an opinion to the board of directors as requested about matters related to compliance with the Mexican Securities Market Law and our bylaws, requesting opinions from independent experts in connection with matters to be submitted for approval to the board of directors or in respect to which there is a conflict of interest, calling shareholders’ meetings and supporting the board of directors in the preparation of reports.

Indemnification

Pursuant to our bylaws, we shall indemnify and hold harmless the members, alternates and officers of the Board of Directors, the Audit Committee, the Corporate Practices Committee, any other Committees created by us, the Secretary and the Deputy Secretary non-members of the Board of Directors, and the Chief Executive Officer and other relevant officers, in relation to the performance of their duties, such as any claim, demand, proceeding or investigation initiated in Mexico or in any of the countries in which our shares are registered or listed, other securities issued on the basis of such shares or other fixed or variable income securities issued by us, or in any jurisdiction where we, or the companies we control, operate, in which such persons may be parties as members of such bodies, owners or alternates, and officials, including the payment of any damages or losses that have been caused and the amounts necessary to arrive, if deemed appropriate, to a transaction, as well as the total fees and expenses of lawyers (reasonably and documented) and other advisors to be retained to ensure the interests of such persons in the aforementioned cases, on the understanding that the Board of Directors shall be the body empowered to resolve, in the aforementioned cases, whether it considers convenient to retain the services of lawyers and other different advisors to those who are advising us in the relevant case. This indemnity shall not apply if such claims, demands, proceedings or investigations result from gross negligence, willful misconduct, bad faith or illegally pursuant to the applicable law of the indemnified party concerned. Furthermore, we may purchase, in favor of the members of the Board of Directors, the Audit Committee, the Corporate Practices Committee and any other committees formed by us, of the Chief Executive Officer or any other relevant officer, the insurance, bond or guarantee which covers the amount of the indemnity for the damages caused by his/her performance within our organization or entities controlled by us or in which we have significant influence, except in the event of acts of malice or bad faith, or illicit acts in accordance with the Mexican Securities Market Law or other applicable law.

Dissolution and Liquidation

The Company shall be dissolved upon occurrence of any of the events described in Article 229 of Mexico’s General Law of Commercial Companies, any other provision replacing it from time to time and other applicable law. In each case, the registration with the RNV of the shares representing the capital stock of the Company and the warrants representing such shares shall be canceled.

Once the Company has been dissolved, it shall be placed in liquidation, which would be administered by one or more liquidators, who in such case shall act together as determined by resolution at a general shareholders’ meeting. Such general shareholders’ meeting will also set the termination date of the liquidator’s employment with the Company and their compensation.

The liquidator or liquidators will proceed with the liquidation and the pro rata distribution of the value of the remaining assets of the Company, if any, to shareholders, in accordance with Mexico’s General Law of Commercial Companies.

Preferred Subscription Rights

Except for the capital increases approved by the shareholders’ meetings, shareholders shall have, in proportion to the number of shares they hold when the relevant increase is resolved, preemptive rights to subscribe for new stock issuances to maintain their current percentage of ownership. The foregoing preemptive right must be exercised within 15 calendar days following our approval of such new stock issuance, as published in the electronic system of Mexico’s Ministry of Economy.

The preferred subscription right provided in Article 132 of Mexico’s General Law of Commercial Companies shall not be applicable in the event of capital increases made (i) pursuant to Article 53 of the Mexican Securities Market Law, (ii) an issuance of convertible securities, (iii) in a conversion of a series of shares to another series upon resolution adopted at a general shareholders’ meeting, (iv) as a result of the merger of our Company, whether as a continuing or disappearing company or (v) as a consequence of the placement of repurchased shares in terms of applicable law.

Redemption

We may redeem shares with distributable profits without need to reduce our capital stock; provided that, in addition to complying with Article 136 of Mexico’s General Law of Commercial Companies, or any other provision replacing them from time to time and other applicable law, we comply with the following:

(i)

if the redemption is intended to redeem all shares held by our shareholders, such redemption shall be made so that the shareholders shall continue to have the same proportion of shares they had before such redemption took place;

(ii)

if the redemption is intended to redeem shares that are listed on a stock exchange, such redemption will be made through the acquisition of our own shares on such said stock exchange in accordance with the terms and conditions approved by resolution at a general shareholders’ meeting, which may delegate to the board of directors or special deputies the authority to determine the system, prices, terms and other conditions for that end and the relevant shareholders’ resolutions shall be published in the electronic system of the Mexican Ministry of Economy; and

(iii)	the redeemed shares and the certificates representing them are canceled, with the corresponding capital decrease.

Minority Rights

The bylaws provide the following minority rights:

(i)

pursuant to the provisions set forth in Article 50, Section III of the Mexican Securities Market Law, or any other provision replacing it from time to time and other applicable law, the holders of shares with voting rights (even limited or restricted) represented in an ordinary or extraordinary general shareholders’ meeting, holding 10% or more of our outstanding capital stock either individual or jointly, may request to postpone a meeting for one time only, for three calendar days and without a new call needed with respect to the voting on any matter on which they consider themselves not to be sufficiently informed, notwithstanding the percentage provided in the article 199 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time or any other applicable provisions;

(ii)

the holders of shares with voting rights (even limited or restricted) that individually or jointly represent 20% or more of our outstanding capital stock, may oppose in court resolutions adopted at general shareholders’ meetings regarding matters on which they have voting rights, notwithstanding the percentage referred to in Article 201 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time provided that certain requirements are fulfilled;

(iii)

shareholders that, individually or jointly, are holders of the shares with voting rights (even limited or restricted rights) representing 10% or more of our outstanding capital stock, shall have cause of action against any or all of our board members, directors, the Chief Executive Officer or any other relevant officer for failing to comply with his or her duty of diligence and duty of loyalty or against such legal entity that such person manages or over which he or she has a significant influence; and

(iv)

shareholders that, individually or jointly, hold shares with or without voting rights that represent 10% or more of our outstanding capital stock, shall have the right to appoint and/or remove from office, upon resolution adopted at a general shareholders’ meeting, one director for each 10% of outstanding capital stock held such board member may only be removed from office if all the members of the board of directors are removed, in which case the board members who were removed shall not be appointed again during the 12 months following from the date of such removal.

Restrictions on the Transfer of Shares

Every direct or indirect acquisition or attempted acquisition of our capital stock of any nature and regardless of the name it is given, under any title or legal structure, with the intention of carrying-out, be it in one or several simultaneous or successive transactions or acts of any legal capacity, with no time limitation between them, in a private transaction or through a stock exchange, whether in Mexico or abroad, including structured transactions such as mergers, corporate restructures, spin-offs, consolidations, allocations or guaranties executions or other similar transactions or legal acts (any such operation, an “Acquisition”), by one or more persons, related persons (grupo de personas or “group”) under the Mexican Securities Market Law, business group or consortium, will require approval through a written resolution adopted by our board of directors, each time that the number of shares to be acquired, when added to any shares already owned, results in the acquiring party 10% or more of our capital stock. Once a holder holds such percentage of our capital stock, the holder must notify the board of directors through notice provided to the Chairman or Secretary, in our corporate domicile, of any subsequent acquisition of 2% or more of our outstanding capital stock. For the avoidance of doubt, no additional authorization is required to carry-out such acquisitions or to execute a voting agreement until the ownership percentage in our outstanding capital stock is equal to or greater than 20%.

Shareholders must request a favorable opinion from the board of directors, in writing, for the execution of written or oral agreements, regardless of their name or title or classification, as a consequence of which voting associations, block voting or binding or joint voting mechanisms or covenants are formed or adopted or certain shares are combined or shared in any other manner, such agreement resulting in a change of control of our Company or an effective 20% ownership of our outstanding capital stock (each, a Voting Agreement and jointly, the Voting Agreements), except for temporary Voting Agreements that are executed in connection with a general shareholders’ meeting, with the purpose of appointing minority members of the board of directors.

For such purposes, the person who individually, or jointly with related persons, group, business group or consortium that intends to carry out any Acquisition or execute any Voting Agreement, shall make a written authorization request to the board of directors and shall contain the following information:

(i)

the number and class or series of shares held by the applicable person or persons and/or any related persons thereof, the group, business group or consortium (a) be it as an owner or co-owner, directly or through any person or related person, and/or (b) regarding shares subject to an executed Voting Agreement;

(ii)

the number and class or series of shares that it intends to acquire, whether directly or indirectly, by any means, through Acquisition or that is the subject of a Voting Agreement; as well as the minimum price to be paid for each share related with the corresponding acquisition.

(iii)

(a) the percentage which the shares referred to in subsection (i) above represents of the total of our issued and outstanding shares, and (b) the percentage that the sum of the shares referred to in subsections (i) and (ii) above represent of our issued and outstanding shares; provided that for (a) and (b) the total of our issued and outstanding shares may be determined by the total number of shares that we report as outstanding to the stock exchange on which they are listed;

(iv)

the identity and nationality of the person or persons, group, business group or consortium that intends to carry-out an Acquisition or execute a Voting Agreement; provided that if any of them is a corporate entity, the identity and nationality of each of the partners, shareholders, founders, beneficiaries or any equivalent thereto that ultimately has direct or indirect control of such entity in accordance with our bylaws;

(v)

the reasons and objectives pursuant to which the person or persons, group of persons, business group or consortium that intends to carry-out an Acquisition or execute a Voting Agreement, in particular if they intend to acquire, directly or indirectly, (a) shares in addition to those referred in the authorization request, (b) 20% ownership of our capital stock, (c) control of our Company, or (d) significant influence in our Company, as well as the intended role with respect to the policies and management of our Company and any amendment they would like to propose with respect to the policies and management of our Company;

(vi)

if the person or persons, group, business group or consortium have direct or indirect ownership in the capital stock or in the management and operation of a competitor or any related person to a competitor, if they have any economic or business relationship with a competitor or with any related person to a competitor or if any related person of theirs is a competitor;

(vii)

if they have the authority to acquire shares or execute a Voting Agreement, in accordance with our bylaws and applicable law, or if they are in the process of obtaining any such authorization or consent from any person, and the terms and timing on which they expect to obtain it;

(viii)

the origin of the funds they intend to use to pay the price of the shares requested; provided that with respect to funds obtained from financing, the requesting party shall specify the identity and nationality of the person providing such funding and if such person is a competitor or a related person to a competitor, and any documentation evidencing the financing and the terms and conditions thereof. The board of directors may request from the person that sends such a request, if considered necessary to guarantee the payment of the corresponding Acquisition price and before granting authorization in accordance with the above, additional evidence regarding the financing (including evidence that there are no prohibitive covenants pursuant to such financing) or, the formation or granting of a (a) bailment, (b) guarantee trust, (c) irrevocable letter of credit, (d) deposit or (e) any other type of guarantee, up to the equivalent amount of 100% of the price of the shares that are to be acquired or that are the subject matter of the corresponding transaction or agreement, naming the shareholders, directly or through our Company, as beneficiaries, with the purposes of securing the compensation of the losses and lost profits that our Company or its shareholders may suffer as a consequence of the incorrect information presented or of the request, or for any action or omission of the petitioner, directly or indirectly, or as a consequence of the impossibility to complete the relevant transaction, for any cause, related or not to the financing;

(ix)	the identity and nationality of the financial institution that would act as broker, in the event that the Acquisition in question is through a public offering;

(x)

if, there is to be a public offering, a copy of the offering circular or similar document, to be used for the acquisition of the shares or regarding the corresponding transaction or agreement, and a representation stating if such document has been authorized by the competent regulatory authorities (including the CNBV); and

(xi)	a domicile in Mexico City, Mexico, to receive notices regarding the filed request.

In the event that the board of directors resolves, due to the impossibility of knowing certain information upon receiving the request, that such information may not yet be disclosed, the board of directors may, at its sole discretion, waive the compliance of one or more of the aforementioned requirements:

(i)

within 15 business days following the date upon which the request referred to above has been received, the Chairman or Secretary shall call a meeting of the board of directors to discuss and resolve the matter of the requested authorization (notice for such meetings shall be made in writing and sent in accordance with our bylaws); and

(ii)

the board of directors may request from the person intending to carry-out the Acquisition or execute the corresponding Voting Agreement, additional documentation and clarifications as it sees fit to adequately analyze the request, to agree upon the authorization request as filed; provided that any request of such nature on behalf of the board of directors shall be made during the subsequent 20 calendar days following the receipt of the request, and provided that such request will not be considered as final and complete until the person who intends to carry-out the Acquisition or execute the Voting Agreement, files all the additional information and makes all the clarifications requested by the Board of Directors.

The board of directors shall resolve any authorization request it receives pursuant to the terms of our bylaws within 90 calendar days following the delivery of the request or on the date in which such request is finalized as discussed above.

The board of directors shall adopt a resolution approving or rejecting the request; provided that if the board of directors does not issue such resolution within the aforementioned 90-calendar days, the request shall be deemed as rejected. In all cases, the board of directors will act in accordance with the guidelines set forth in the second paragraph of the section entitled “Description of the Series A Shares and Bylaws—Restrictions on the Transfer of Shares—General Provisions” below and shall justify their decision in writing.

(i)

To consider a meeting of the board of directors duly convened, by first or subsequent call, to deal with any matter regarding an authorization request or agreement referred herein, the attendance of at least 66% of incumbent directors or their alternates is required. Such resolutions will be valid and adopted when approved by 66% of the members of the Board of Directors.

(ii)

In the event that the board of directors authorizes the requested Acquisition or the execution of a proposed Voting Agreement, and such Acquisition or agreement results or would be likely to result in (a) the acquisition of 30% or more of our capital stock or, but without involving a change of control, in addition to any authorization requirement established in our bylaws, the person or group intending to carry out the Acquisition or enter into the Voting Agreement the acquisitions of shares or the conclusion of the respective Voting Agreement which is the object of the authorization, shall first execute a tender offer for the greater of (i) the percentage of the Company’s capital stock equivalent to the proportion of Shares in circulation that is intended to be acquired or (ii) 10% of the Company’s capital stock, under the authorized conditions resolved by the board of directors, or (b) a change of control, in addition to any authorization requirement established in our bylaws, the person or group, intending to carry out the Acquisition or execute the Voting Agreement, shall first execute a tender offer for 100% of our outstanding Shares, under the authorized conditions resolved by the board of directors. The tender offer referred to in the paragraph above shall be completed within 90 calendar days following the date on which the authorization was granted by the Board of Directors; provided that such term may be extended by an additional 60 calendar days in the event that any relevant governmental authorizations required for such purposes are pending.

The price to be paid for each of the shares will be the same, regardless of their class or series.

In the event that the board of directors receives, prior to or at the completion of the Acquisition or the execution of a Voting Agreement, an offer from a third party, stated in a request to carry out an Acquisition of at least the same amount of shares, on better terms for the owners and shareholders of the Company (including type of compensation and price), the board of directors will have the authority to consider, after the submission of both requests, and to authorize such a second request, suspending the authorization previously granted; provided that any approval shall have no effects on the obligation of carrying out a tender offer in accordance with our bylaws and applicable law.

(i)

Acquisitions that do not result in (i) the acquisition of 20% of our capital stock or (ii) a change of control or (iii) the acquisition of significant influence regarding the Company may be registered in our stock registry book after authorization by the board of directors and the completion of such transactions. Acquisitions or Voting Agreements that result in (i) or (ii) above, may be registered in our stock registry book upon the completion of a tender offer pursuant to the terms discussed above. Consequently, in such case it will not be possible to exercise the rights arising from the shares until such tender offer is concluded.

(ii)

The board of directors may deny authorization for a requested Acquisition or for the execution of a proposed Voting Agreement, in which case it will inform, in writing, the basis and reasons for such denial. The requesting party will have the right to request and hold a meeting with the board of directors, or with an ad-hoc committee appointed thereby, to explain, extend or clarify the terms of its request, as well as communicate its position in writing to the board of directors.

General Provisions

For the purposes herein, it is to be understood that shares belong to the same person, when such shares are (i) owned by any related person or (ii) owned by any entity, provided that such entity is owned by the aforementioned person. Likewise, a person or group that acted jointly or coordinated with others to acquire shares, regardless of the legality of such transaction, whether through simultaneous or successive transactions will be deemed as the same person for the purposes herein. The board of directors will determine if one or more persons that intend to acquire shares or execute Voting Agreements shall be considered as the same person for the purposes set forth herein.

In its assessments of authorization requests, the board of directors shall take into consideration the following factors and any other as deemed pertinent, acting in good faith and in the best interests of our Company and shareholders and in compliance with their duties of loyalty and diligence pursuant to the terms of the Mexican Securities Market Law and our bylaws: (i) the price offered by the potential buyer and the type of compensation planned as part of such offer; (ii) any other relevant terms or conditions included in such offer such as to the viability of the offer and the origin of the funds to be used for the acquisition; (iii) the credibility, solvency and reputation of the potential buyer; (iv) the effect of the proposed Acquisition or the proposed Voting Agreement on our business, including our financial and operational position as well as our business prospects; (v) potential conflicts of interest (including those where the person making the request is a competitor, or an affiliate of a competitor, as described in the paragraphs above) in the event that the Acquisition or Voting Agreement is not with regard to 100% of the shares; (vi) the reasons stated by the requestor to carry out the Acquisition or execute the Voting Agreement; and (vii) the quality, precision and truthfulness of the information provided in the request.

If the Acquisition or the execution of a Voting Agreement is to occur, without first receiving authorization in advance and in writing from the board of directors, the shares part of such Acquisition or in connection with such Voting Agreement will not be granted any rights to vote in any general shareholders’ meeting and will be made at the buyer’s, group of buyers’ or parties’ to the relevant contract, agreement or covenant own liability. The shares part of such Acquisition or Voting Agreement that has not been approved by the board of directors shall not be registered in our stock registry book, the entries made beforehand shall be canceled and we shall not acknowledge or give any value to the records or listings as described in Article 290 of the Mexican Securities Market Law, or any other provision which might replace it from time to time and other applicable law, and they shall not be considered as proof of ownership of shares or grant attendance rights for general shareholders’ meetings and shall give no legitimacy for the exercise of any legal action, including those of a procedural nature.

The authorizations granted by the board of directors described above will have no effect if the information and documentation on which the authorization was based and granted is not true, complete and/or legal.

In the event of any failure to comply with what is set forth above, the board of directors may adopt, among others, the following measures: (i) the rescission of the transactions, with mutual restitution to the parties thereto, or (ii) the sale of the shares part of such Acquisition, to a third party approved by the board of directors at the minimum reference price as determined by the Board of Directors.

The above shall not be applicable to (i) share acquisitions through inheritance or legacy or to affiliates or vehicles wholly controlled by the person or entity carrying out the transfer, (ii) share acquisition or the execution of a Voting Agreement by us, or by a trust formed by us, (iii) share acquisition made by Strategic Partner or (iv) the transfer into a control trust or similar entity which the shareholders may form at the time of an initial public offering of our shares in Mexico.

The above applies in addition to the statutes and general rules regarding the acquisition of securities in the markets in which the shares, other securities related thereto or rights derived therefrom are listed. In the event that our bylaws run counter, in part or in whole, to any laws or general provisions thereof, then such laws shall prevail.

These provisions of our bylaws will be registered with the public registry of commerce of our domicile and shall be transcribed in the share certificates representing our capital stock in order to be opposable vis-à-vis third parties. The provisions included of our bylaws described above with respect to restrictions on transfers of shares may only be amended or removed from the bylaws by resolution upon approval of at least 95% of the Company’s shares at the time of such resolution.

Delisting or Cancellation of the Registration of the Shares with the RNV

In the event that we decide to cancel the registration of our series A shares before Mexico’s National Securities Registry by resolution adopted at an extraordinary general shareholders’ meeting, upon approval of at least 95% of our capital stock or if our registration is canceled by resolution of the CNBV after this offering is completed, prior to such cancellation, we shall make a tender offer within a maximum period of 180 calendar days beginning at the time in which the demand or authorization from the CNBV, as the case may be, becomes effective, in accordance with Article 108 of the Mexican Securities Market Law, or any other provision replacing it from time to time and other applicable law. That offer shall be extended solely to those persons who do not belong to the group of shareholders that exercises control over us. Shareholders exercising control (as defined in the Mexican Securities Market Law) will be collaterally liable to the Company for carrying out a tender offer of the outstanding Shares in the event of our liquidation or a cancellation request from the CNBV.

In accordance with Article 108 of the Mexican Securities Market Law and Article 101 of the Mexican Securities Market Law, our board of directors shall prepare, no later than the tenth Business Day after the beginning of the public tender offer, a hearing of the Audit and Corporate Practices Committee, and shall disclose to the investing public, its opinion with respect to the price of the public tender offer and the conflict of interests that, as the case may be, each of the members of the board of directors has in connection with the offering. Such opinion may be accompanied with another one issued by an independent expert. Likewise, the members of the board of directors and the Chief Executive Officer of the Company shall disclose to the public, along with the aforementioned opinion, the decision they will take with respect to the shares of the Company they own and the derivative securities of the Company they own.

Loss of Rights over the Shares

We are incorporated under the laws of Mexico. As required by Mexican law, any non-Mexican who, either at the time of our incorporation or at any time thereafter, acquires shares or any interest, formally undertakes, before the Ministry of Foreign Affairs, to be considered as a Mexican national with respect to its interests in the Company, as well as the property, rights, concessions, participation or interests held by the Company, and the rights and obligations deriving from the agreements to which the Company is a party, and further undertakes not to invoke the protection of its home government with respect to such interest. Upon the breach of such undertaking, such person is under penalty of forfeiting such shares or interests in favor of the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws or applicable law prohibit ownership of shares by non-Mexican persons.

Reductions of our capital stock may be resolved to absorb losses in the event that any shareholder exercises its right of separation in terms of Article 206 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time and other applicable law.

MATERIAL CONTRACTS

For information regarding our material contracts, see “Item 4—Information on the Company—Business overview—Our Operations—Argentina—Concessions” and “Item 5B—Liquidity and Capital Resources—Indebtedness.”

EXCHANGE CONTROLS

On September 1, 2019, the Argentine government issued Decree No. 609/2019 (as subsequently amended and extended, the “FX Decree”) by which foreign exchange controls were temporarily reinstated until December 31, 2019, which were subsequently extended by the new administration, not providing for a specific expiration date. The FX Decree: (i) reinstated exporters’ obligation to repatriate proceeds from exports of goods and services in the terms and conditions set forth by the BCRA and liquidate such foreign currency-denominated proceeds to Argentine Pesos through the foreign exchange market (the “MULC”); and (ii) authorized the BCRA to (a) regulate the access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) establish regulations to prevent practices and/or transactions aimed to bypass the measures adopted on the FX Decree.

Currently, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844 (as amended). Below is a description of the main exchange control measures in effect as of the date of this Annual Report:

Reporting Regime

On December 28, 2017, the BCRA replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities or natural persons) whose foreign assets or debts flow or balance during the previous calendar year equal to or in excess of the equivalent of US$1 million in Argentine Pesos are required to report foreign holdings of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose foreign assets or debts flow or balance during the previous calendar year equal to or in excess of US$50 million in Argentine Pesos, are required to comply with these reporting obligations on a quarterly basis. From March 31, 2020, all residents with external liabilities at the end of any quarter, or residents who have cancelled any of its external liabilities during such period, must file the report within 45 calendar days from the end of the quarter.

Residents whose foreign assets or debts flow or balance equal to or in excess of the equivalent of US$50 million in Argentine Pesos at the end of each calendar year, are required to file within 180 calendar days from December 31, an annual report where supplements, amendments or confirmation of information contained in previously quarterly filings can be included.

Access to the foreign exchange market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the External Assets and Liabilities Reporting Regime.

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance the with applicable foreign exchange regulations in force, exporters must repatriate, and settle for Argentine Pesos through the MULC, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Although the applicable foreign exchange regulations in force maintain the obligation to bring export proceeds to Argentina through the MULC, exporters are authorized to avoid the settlement for Argentine Pesos to the extent all of the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the exporter, opened at local financial entities; (b) the proceeds are repatriated to Argentina within the applicable time period established by the BCRA; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the MULC, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local financial entities, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Argentine Pesos in the MULC, up to the amount of the insured exported goods.

Moreover, the foreign exchange regulations reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations. Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and Argentine Peso settlement obligations imposed by the new regulations.

Finally, the regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the MULC, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financings granted by local financial entities to foreign importers; and (iv) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to BCRA approval.

Obligation to repatriate and settle in Argentine Pesos the proceeds from exports of services

Article 2.2 of Communication “A” 6844 imposes to exporters the obligation to repatriate, and settle in the MULC, the proceeds from exports of services within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

Sale of non-financial non-produced assets

Pursuant of article 2.3 of Communication “A” 6844, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Argentine Pesos in the MULC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

External financial indebtedness

Pursuant to the new regulations, servicing of foreign financial debt (disbursed after September 1, 2019) with access to the foreign exchange market for the payment of principal and interest thereunder, is subject to prior compliance with the requirement that the proceeds of such foreign financial debt must be transferred to the Argentine financial system and liquidated through the foreign exchange market. However, such requirement will not apply to the extent all of the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the borrower, opened at local banks; (b) proceeds are repatriated to Argentina within the applicable time period established by the BCRA; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the foreign exchange market, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local banks, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral.

Furthermore, access to the foreign exchange market for the prepayment of foreign financial indebtedness requires prior approval of the BCRA for prepayments taking place more than three business days prior to the scheduled repayment date, except if all of the following conditions are met: (i) the prepayment takes place simultaneously with the liquidation on the foreign exchange market of the proceeds of the new indebtedness denominated in foreign currency to Argentine Pesos; (ii) the new indebtedness has a weighted average life greater than the outstanding debt being prepaid; and (iii) the new indebtedness’s first principal payment shall (a) take place on or after the original maturity date; and (b) the principal amount of the new indebtedness shall not be greater than the original principal amount.

Duly registered securities that are denominated and payable in foreign currency in Argentina

As of November 29, 2019, in accordance with article 2.5 of the Communication “A” 6844 issued by the BCRA, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in BCRA Communication “A” 6814 are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Payments of local debt securities denominated in foreign currency among residents

In accordance with article 3.6 of Communication “A” 6844, access to the MULC for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019 is prohibited. With regard to preexisting transactions, access is authorized; provided that the relevant transactions were entered into through public deeds or public registries. This prohibition does not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Moreover, in accordance with article 2.5 of the Communication “A” 6844 Bank, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in BCRA Communication “A” 6814 are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Access to the foreign exchange market by security trusts for principal and interest payments

As imposed by article 3.7 of Communication “A” 6844, local trusts created to guarantee principal and interest payments by resident debtors may access the MULC in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the MULC to make such payments directly. Also, subject to certain conditions, a fiduciary may access the MULC to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the MULC for the payment of import of goods in accordance with article 3.4 of Communication “A” 6844. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Moreover the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof. Importers will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Likewise, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Prior authorization by the BCRA is required for access to the MULC for payments of overdue or due to payment debts for imports of goods with related companies abroad when it exceeds the equivalent of US$2 million per month per resident customer, as stated by article 3.13 of Communication “A” 6844.

It should be noted that all outstanding debts as of August 31, 2019, either those whose maturity had operated prior to said date or those that did not have a stipulated expiration date, are considered to be overdue or due to payment debts.

Payment of services provided by non-residents

Pursuant of article 3.2 of Communication “A” 6844, residents may access the foreign exchange market for payment of services provided by non-residents (provided they are, unless expressly admitted, unrelated entities), for so long as such transaction has been reported, if applicable, pursuant to the External Assets and Liabilities Reporting Regime. Prior authorization from the BCRA is required for residents to access to the foreign exchange market for the repayment of debts or other liabilities in foreign currency to other residents.

Repayment of principal and interest of imports of goods and services

Access to the foreign exchange market for the repayment of principal and interest of imports of goods and services shall be granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Additionally, article 3.3 of Communication “A” 6844 states that BCRA’s prior approval will be required to access the MULC for the repayment of debts for imports of goods and services prior to the maturity of such indebtedness.

Payment of dividends and corporate profits

In accordance with article 3.4 of Communication “A” 6844, access is granted to the local foreign exchange market to pay dividends to non-resident shareholders, subject to the following conditions:

•

Maximum amounts: The total amount of transfers executed through the MULC as of January 17, 2020 for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the MULC as of the above mentioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders’ meeting.

•

Minimum Period: Access to the MULC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the 30% cap aforementioned.

•

Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the MULC for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. If applicable, the Information Regime on Foreign Assets and Liabilities shall have been complied with. Also, it be verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Access to the MULC by other residents -excluding entities- for the formation of external assets and for derivatives transactions

Article 3.10 of Communication “A” 6844, authorizes local governments, Common Investment Funds, trusts, other entities established in the country and legal persons access to the MULC for the build-up of foreign assets and for derivatives transactions requires prior authorization by the BCRA.

Derivatives transactions

Article 4.4 of Communication “A” 6844 imposes to derivatives transactions, including payment of premium, constitution of guarantees and settlement of futures, forwards, options and other derivatives, held in the country -as of September 11, 2019- the obligation to be made in local currency

Likewise, Access to the MULC for the payment premiums and settlements, margins and other collateral in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the MULC must be designated by the debtor to track the operation and an affidavit must be provided in which the debtor undertakes to repatriate and settled the funds into Argentine Pesos that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, within the following 5 business days.

Other Specific Provisions

Access to the MULC for savings or investments purposes of individuals

Per article 3.8 of Communication “A” 6844, Argentine residents may access the MULC for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly mentioned) for up to US$200 (through debits to local bank accounts) or US$100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same client.

In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days. In addition, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency.

Access to the MULC by non-residents

In accordance with article 3.8 of Communication “A” 6844, BCRA prior approval will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency. The operations of: (a) International organizations and institutions that perform functions of official export credit agencies, (b) Diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) Representatives in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, and (d) foreign transfers in the name of individuals who are beneficiaries of retirement and / or pensions paid by the Argentine Administración Nacional de la Seguridad Social (ANSES), for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in your registered country of residence.

Exchanges and arbitrage. Transactions involving securities

Pursuant of article 4.2 of Communication “A” 6844, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) said operation is not subject to the MULC settlement obligation; (ii) an individual transfers funds from their local accounts in foreign currency to own bank accounts abroad , (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for principal and interest services from National Treasury securities, (iv) arbitration operations not originated in foreign transfers provided that said funds are debited from an account in foreign currency of the client in a local entity and (v) may be carried out without the need to obtain prior BCRA approval, provided that if structured as separate transactions through the Peso, the same would have access to the MULC without BCRA authorization.

Securities related Operations

As per article 4.5 of Communication “A”6844, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency. In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days.

Moreover, when a mere transfer of foreign currency deposited in a local account of a resident individual to a foreign account of the same individual is done, a sworn statement must be submitted expressing that there has not been any sale of securities with local settlement in foreign currency within the last 5 business days.

Blue Chip Swap Transactions

Entities authorized to operate on exchanges may not purchase securities in the secondary market with settlement in foreign currency or use holdings of their general exchange position for payments to local suppliers.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the foreign exchange regulations is reached by the Foreign Exchange Criminal Regime.

For more information regarding Argentina’s foreign exchange policies, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gov.ar and the BCRA’s website: www.bcra.gov.ar. The information contained on these websites is not part and shall not be deemed incorporated into, this annual report. Also see “Item 3—Key Information—Risk Factors.”

TAXATION

Mexican Tax Considerations

General

The following summary of the Mexican federal income tax consequences of the purchase, ownership and disposition of our series A shares or ADSs, is based upon the federal tax laws of Mexico as in effect on the date of this annual report, which are subject to change. Mexico has also entered into and is negotiating several tax treaties with other countries, that may have an impact on the tax treatment of the purchase, ownership and disposition of our series A shares or ADSs.

This summary is not a comprehensive discussion of all the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of series A shares or ADSs. In particular, this summary is directed only to Non-Mexican Holders that acquired our series A shares or ADS in this offering and does not address tax consequences to Holders that are regarded as residents of Mexico for tax purposes, Holders who may be subject to special tax rules, such as tax exempt entities, entities or arrangements that are treated as disregarded for Mexican or other jurisdictions’ income tax purposes, persons or related persons under the Mexican Securities Market Law that own or are treated as owning, either, 10% or more of our stock by vote or value, or the control of our Company, or persons owning our shares before they were originally registered in the RNV maintained by the CNBV. Moreover, this summary does not address the applicable tax treatment in Mexico for transactions not conducted through an authorized Mexican or international recognized stock markets, nor through registered or protected transactions.

For purposes of this summary, an “International Holder” is the holder of our series A shares or ADSs that is not regarded as resident of Mexico under current domestic tax laws.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the series A shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

This description assumes that you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out about those procedures.

ADSs

In accordance with provisions of the current Tax Miscellaneous Resolution ADSs would be regarded as securities that exclusively represent our series A shares which are registered in the RNV maintained by the CNBV; therefore, should be treated as placed among the investing public at large (“colocadas entre el gran público inversionista”).

Taxation of Dividends

Gross amount of any distribution of cash or property with respect to our series A shares or ADSs that is paid out of our current or accumulated earnings and profits are subject to a 10% withholding income tax which would be withheld by the Mexican custodian in INDEVAL. Withholding tax would be computed on the peso denominated amount distributed as dividend.

Mexican custodians in INDEVAL are obliged to issue tax receipts for taxes withheld on dividend distributions which will be issued under the name of the depositary in case of ADSs or brokers where International Holders maintain their global accounts to hold our series A shares.

The 10% withholding tax rate may be reduced under certain tax treaties entered by Mexico with other countries, if formal requirements are complied with and disclosure is made to the Mexican custodian by the depositary or the broker with respect to the effective beneficiary of the dividend income. A 5% withholding tax rate may apply for International Holders that are U.S. companies that are resident for tax purposes in the U.S. and that are entitled to access U.S.-Mexico Tax Treaty benefits, to the extent such International Holders own 10% or more of the voting shares of the Company.

Taxation of Dispositions of Series A Shares or ADSs

The sale or the disposition of series A shares carried out through a Mexican authorized stock exchange market (eg. Bolsa Mexicana de Valores or Bolsa Institucional de Valores) is exempt from Mexican income tax, as long as the International Holder furnishes an affidavit to its Mexican financial intermediary, stating, under oath, that it is a resident for tax purposes in a country with which Mexico has an income tax treaty in force and provides its tax identification number; otherwise, the Mexican financial intermediary will withhold 10% tax on the capital gain derived from the transaction.

The sale or disposition of ADSs will not be subject to Mexican income tax if the transaction is carried out through NYSE or other recognized markets as defined in the Mexican Federal Tax Code.

Deposits and withdrawals of series A shares by International Holders in exchange for ADSs and the surrender of ADRs to the depositary for exchanging ADRs for uncertificated ADSs will not result in the realization of gain or loss for Mexican income tax purposes.

In the event that the sale or the disposition of series A shares were to be carried out other than through a Mexican authorized stock exchange market (eg. Bolsa Mexicana de Valores or Bolsa Institucional de Valores) such disposition would be subject to a 25% Mexican income tax on the gross proceeds derived from the transaction which should be directly paid by the International Holder before the Mexican tax authorities within the subsequent 15-business days after the transaction is conducted. Alternatively, if formal requirements are complied with, International Holders could elect to compute its tax liability with the 35% income tax on the capital gain. International Holders that are residents of countries with which Mexico has a tax treaty in force may be entitled to benefits that would reduce or eliminate Mexican taxes imposed on the sale or disposition of series A shares if formal requirements are complied with.

Value Added Tax

Dividend distributions, the purchase and the sale or disposition of the series A shares or ADSs are exempt of Value Added Tax.

Other Mexican Taxes

There are currently no Mexican estate, gift, stamp, registration or similar taxes payable with respect to the purchase, ownership or disposition of common shares or ADSs. The inheritance of our series A shares or ADSs received by a non-Mexican resident would be subject to income tax at the rate of 25% on the fair-market-value of the series A shares or ADSs inherited.

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our series A shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Convention Between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income dated September 18, 1992 (as amended by any subsequent protocols) (the “U.S.-Mexico Tax Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of series A shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold series A shares or ADSs as capital assets and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding series A shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. Dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of series A shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of series A shares or ADSs that is (1) (a) a citizen or resident of the United States, (b) a U.S. domestic corporation or (c) otherwise subject to U.S. federal income taxation on a net income basis in respect of such series A shares or ADSs and (2) fully eligible for benefits under the U.S.-Mexico Tax Treaty.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the series A shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

ADSs

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying series A shares that are represented by those ADSs.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our series A shares or ADSs (including any amount withheld in respect of Mexican withholding taxes) that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of series A shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. Holder, dividends paid in a currency other than U.S. Dollars generally will be includible in your income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of series A shares, or the date the depositary receives the dividends, in the case of series A shares represented by ADSs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States. A U.S. Holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received as a dividend on the series A shares.

Subject to certain exceptions for short-term positions, the U.S. Dollar amount of dividends received by an individual with respect to the series A shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the series A shares or ADSs will be treated as qualified dividends if:

•

the series A shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the U.S.-Mexico Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the U.S.-Mexico Tax Treaty. Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 or 2019 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions with respect to our series A shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any Mexican income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such Mexican income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. Holders that receive distributions of additional series A shares or ADSs or rights to subscribe for series A shares or ADSs as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Series A Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other disposition of the series A shares or ADSs, U.S. holders will realize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized on the disposition and the U.S. holder’s tax basis, determined in U.S. Dollars, in the series A shares or ADSs. Such gain or loss generally will be long-term capital gain or loss if the ADS or series A shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the series A shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican or Argentine tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Mexican or Argentine taxes. U.S. Holders should consult their own tax advisors regarding the creditability of any such Mexican or Argentine tax and, more generally, the application of the foreign tax credit rules to their investment in, and disposition of, the series A shares or ADSs.

If a U.S. Holder sells or otherwise disposes of our series A shares or ADSs in exchange for currency other than U.S. Dollars, the amount realized generally will be the U.S. Dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. Dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. Holder will generally have a tax basis in the currency received equal to the U.S. Dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. Dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the series A shares or ADSs.

Deposits and withdrawals of series A shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Although we do not believe that we were a PFIC in our 2019 taxable year and, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our revenue, and relevant market and shareholder data, do not anticipate becoming a PFIC in the foreseeable future, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we are classified as a PFIC, you will generally be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), and gains that you recognize on the disposition of your series A shares or ADSs. Under these rules (a) the excess distributions or gains will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your series A shares or ADSs at death.

If you are a U.S. Holder that owns an equity interest in a PFIC, you generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

You should consult your own tax advisor regarding the U.S. federal income tax considerations discussed above and the consequences to you if we are treated as a PFIC.

Foreign Financial Asset Reporting.

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or $575,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the series A shares or ADSs to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Argentine Tax Considerations

On December 27, 2017, the Argentine Congress approved a comprehensive tax reform. The tax reform was enacted through Law No. 27,430 which became effective as of January 1, 2018.

The tax reform imposes, among other things, a capital gains tax on the sale or transfer by non-Argentine residents of shares or other participations in foreign entities when the following two conditions are met: (i) 30% or more of the market value of the foreign entity is, at the moment of the sale or at any point in the 12 months prior to the sale, derived from assets located in Argentina, and (ii) the participation being transferred represents (at the moment of the sale or transfer or during the 12 prior months) 10% or more of the equity of the foreign entity (please note that Argentine regulations foresee that, in certain cases, shares sold by related persons must be aggregated for this purpose). The applicable tax rate would generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) of the proportional value that corresponds to the Argentine assets. This tax on indirect transfers only applies to participations in foreign entities acquired after the effective date of the tax reform.

Since our Argentine assets currently represent more than 30% of the value of our total assets on a consolidated basis, a holder that sells or transfers our common shares, acquired after January 1, 2018, could be subject to the Argentine capital gains tax to the extent the mentioned requisites are met.

Argentine holders are encouraged to consult a tax advisor as to the particular Argentine tax consequences derived from the holding of, and any transactions relating to, the ADSs and series A shares.

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form 20-F, and exhibits therein, may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any SEC filings we make are also available to the public over the Internet at the SEC’s website: www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities are exposed to market risk, including the exchange rate risk, the interest rate risk and the price risk. Financial risks are those derived from financial instruments we are exposed to during or at the closing of each fiscal year. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and our activities, with a focus not placed on the individual risks of the business units’ operations, but with a wider perspective focused on monitoring risks affecting the whole portfolio. Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Our risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels.

For further information on our market risks, please see Note 17.6.1.1 to our Audited Financial Statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The Bank of New York Mellon is the depositary of the ADS program. Each ADS represents one series A share (or a right to receive one series A share) deposited with Banco S3 México S.A., Institución de Banca Múltiple, as custodian for the depositary in Mexico. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Depositary Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2019, the depositary reimbursed to us a gross amount of US$50,000 in connection with the ADS program.

In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. We, the depositary bank and the custodian may withhold or deduct from any distribution the taxes and governmental charges payable by holders and the depositary may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2019.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2019, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report On Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation report of the registered public accounting firm

Not applicable, in light of the Company’s status as an emerging growth company.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company has completed the first stage of implementing specific standards for the Sarbanes-Oxley Act (“SOX”). According to the planned schedule, the Company concluded pre-test controls during 2019. The goal is to obtain the certification in SOX Standards for the financial year 2020.

ITEM 16.	RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Vista has determined that Pierre Jean Sivignon is the Audit Committee financial expert. We believe that Mr. Sivignon possesses the attributes of an Audit Committee financial expert set forth in the instructions to Item 16A of Form 20-F. Under Argentine law and Rule 10A-3 Mr. Sivignon is an independent director. See “Item 5H— Directors, Senior Management and Employees—Board of Directors—Pierre-Jean Sivignon.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all Vista´s officers and employees and third parties (contractors, suppliers, partners) which interact with Vista which is posted on our web site at: www.vistaoilandgas.com. We did not modify or amend our code of ethics during the year ended December 31, 2019. In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2019.

The Board of Directors of Vista established specific and appropriate policies and procedures following Vista’s Code of Conduct and Ethics, to handle actual and potential conflicts of interests which were applied in connection with the participation of certain officers as Co-Sponsor in the Aleph Midstream transaction. See “Item 4—Information on the Company—Business Overview—Our Operations—Main Operating Subsidiaries—Aleph Midstream”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2019, December 31, 2018:

	Year Ended December 31,
	2019	2018
	US$	US$
	(in thousands)
Audit fees	450	378
Audit- related fees	103	530
Tax fees	100	290
Other services	35	—

Total fees	688	1,198

Audit Fees. Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements and the review of our quarterly financial information and statutory audits.

Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by Ernst & Young for assurance and other services related to the performance of the audit

Tax Fees. Tax fees in the above table are fees billed by Ernst & Young for allowed tax compliance, tax advice and tax planning.

Other services- Other services are fees billed by Ernst & Young for services other than tax and audit related fees, mainly associated to allowed advisory related services requested by the Company.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by EY, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Corporate Governance Practices

Companies listed on the NYSE must comply with the corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. As a foreign private issuer, we are permitted to follow home country practices in lieu of Section 303A, except that we are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. Under Section 303A.06, we must have an audit committee that meets the independence requirements of Rule 10A-3 under the Exchange Act. Under Section 303A.11, we must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), we must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE.

The table below briefly describes the significant differences between our Mexican corporate governance rules and the NYSE corporate governance rules.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	A listed company must have at least 25% of independent directors. All listed companies must comply with this requirement.

303A.02	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.	The shareholder’s meeting of a listed company in which a director is appointed or ratified, or where such appointment or ratification is informed, must affirmatively determine whether such director qualifies as independent. Under the Mexican Securities Market Law (i) shareholders that individually or as a group control the listed company, (ii) officers, employees or examiners of the listed company or its affiliates; (iii) individuals with significant influence or command authority (as defined below) over the listed company or its affiliates, among other persons, cannot be appointed as independent directors. There is test with respect to independence from the management as such.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	There is no such requirement.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	A listed company must have a corporate governance committee with at least three members appointed by the board of directors and which members must all be independent. The corporate governance committee of a listed company that is controlled by a person or group maintaining 50% or more of its outstanding capital stock may be formed by a majority of independent members.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	There is no such requirement.

303A.06	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.	A listed company must have an audit committee with at least three members appointed by the board of directors and which members must all be independent. The minimum duties of this committee are set forth in the Mexican Securities Market Law, which include, among other things, supervising external auditors, discuss yearly financial statements and, when applicable, recommend their approval, informing the board of directors of existing internal controls and irregularities that it encounters, investigate breaches of operating policies internal control and internal audit systems and supervise the activities of the chief executive officer.

As a foreign private issuer, we are required to comply with Section 303A.06, other than the requirement to have a minimum of three members on our audit committee.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Stock options plans for employees and pensions plans of a listed company and its affiliates, and similar structures, must be approved by the shareholders’ meeting of the listed company. Such plan must provide for a general and equivalent treatment to all employees in similar situations.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	The by-laws of a listed company must comply with the corporate governance provided for in the Mexican Securities Market Law.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	A company listed in the Mexican Stock Exchange must adopt the code of ethics issued by the board of directors of such exchange and represent its knowledge of the best corporate practices code.

303A.12	(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	There is no such requirement.

(b)   Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

There is no such requirement.

(c)   Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

The secretary of the board of directors of a company listed in the Mexican Stock Exchange must disclose, at least once a year, the obligations, liabilities and recommendations resulting from the code of ethics, the best corporate practices code and the rules issued by the Mexican Stock Exchange to the directors of a listed company.

As a foreign private issuer, we are required to comply with Section 303A.12.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

1.1	English translation of bylaws (as amended) of the registrant (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

2.1	Form of Deposit Agreement among Vista Oil & Gas, S.A.B. de C.V., The Bank of New York Mellon, as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to our registration statement on Form F-6 filed with the SEC on July 2, 2019).

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4.1	Term Loan Agreement, dated July 19, 2018, among Vista Oil & Gas Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A. and prior thereto, as Petrolera Entre Lomas S.A.), as borrower, Vista Oil & Gas, S.A.B. de C.V., Vista Oil & Gas Holding I, S.A. de C.V., APCO Argentina S.A. and APCO Oil and Gas International, Inc. and (i) Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch, Banco Santander Rio S.A. and Citibank, N.A. (acting through its International Banking Facilities), as lenders, and (ii) Banco Itaú, as administrative agent (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.2	Guaranty to Term Loan Agreement, dated July 19, 2018, among Vista Oil & Gas, S.A.B. de C.V., APCO Argentina S.A., APCO Oil and Gas International, Inc. and Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.3	Guaranty to Term Loan Agreement, dated October 22, 2018, among Vista Oil & Gas Holding II, S.A. de C.V. and Itaú Unibanco S.A.U., Nassau Branch (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.4	English translation of Warrant Indenture, dated August 7, 2017, between Vista Oil & Gas, S.A.B. de C.V. and Monex Casa de Bolsa, S.A. de C.V. (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.5	English translation of concession agreement regarding the Bajada del Palo Oeste and Bajada del Palo Este concessions, dated November 22, 2018, among Vista Oil & Gas Argentina S.A., APCO Oil & Gas S.A.U. and the Province of Neuquén (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.6	English translation of concession agreement regarding the Entre Lomas concession in the Province of Neuquén, dated June 11, 2009, among Petrolera Entre Lomas S.A., APCO Argentina Inc. (Sucursal Argentina) and the Province of Neuquén (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.7	English translation of concession agreement regarding the Entre Lomas concession in the Province of Río Negro, dated December 9, 2014, among Petrolera Entre Lomas S.A. and the Province of Río Negro (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.8	English translation of concession agreement regarding the Jagüel de los Machos and 25 de Mayo – Medanito concessions in the Province of Río Negro, dated December 9, 2014, among Petrobras Argentina S.A. and the Province of Río (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.9	Strategic Partners Agreement, dated August 1, 2017, among Vista Oil & Gas, S.A.B. de C.V., Vista Sponsor Holdings, L.P., Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.10	Amended & Restated Forward Purchase Agreement, dated September 12, 2018, among Vista Oil & Gas, S.A.B de C.V. and Riverstone Vista Capital Partners, L.P. (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.11	Amendment No. 1 to the Credit Agreement, dated as of June 10, 2019, by and among Vista Oil & Gas Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A. and prior thereto, as Petrolera Entre Lomas S.A.), as borrower, Vista Oil & Gas, S.A.B. de C.V., Vista Oil & Gas Holding I, S.A. de C.V., APCO Argentina S.A., APCO Oil & Gas S.A.U. and Vista Oil & Gas Holding II, S.A. de C.V., as guarantors, the required lenders party thereto and Itaú Unibanco S.A., Nassau Branch, as administrative agent (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

8.1	List of Subsidiaries

12.1	Certification of Miguel Galuccio of Vista Oil & Gas, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pablo Manuel Vera Pinto of Vista Oil & Gas, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Miguel Galuccio and Pablo Manuel Vera Pinto pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of DeGolyer and MacNaughton.

15.2	Consent of Netherland, Sewell International, S. de R.L. de C.V.

99.1	Reserves Report, dated February 6, 2020, prepared by DeGolyer and MacNaughton.

99.2	Reserves Report, dated February 18, 2020, prepared by Netherland, Sewell International, S. de R.L. de C.V.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vista Oil & Gas S.A.B. de C.V.

By:	/s/ Miguel Galuccio
Name: Miguel Galuccio Title: Chief Executive Officer

By:	/s/ Pablo Manuel Vera Pinto
Name: Pablo Manuel Vera Pinto Title: Chief Financial Officer

Date: April 29, 2020

INDEX TO THE FINANCIAL STATEMENTS

Page

Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period beginning April 4, 2018 to December 31, 2018 (Successor) and Financial Statements as of December 31, 2017 and for the period from January 1, 2018 to April 3, 2018 and for the year ended December 31, 2017 (Predecessor)

Report of the Independent Registered Public Accounting Firm	F-2
Report of the Independent Registered Public Accounting Firm	F-3

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2019 and for the period beginning April 4, 2018 to December 31, 2018 (Successor) and Statements of Profit or Loss and Other Comprehensive Income for the period beginning January 1, 2018 to April 3, 2018 and for the year ended December 31, 2017 (Predecessor)

F-4
Consolidated Statement of Financial Position as of December 31, 2019 and 2018 (Successor) and Statements of Financial Position as of December 31, 2017 (Predecessor)	F-5
Predecessor Statements of Changes in Shareholders’ Equity for the year ended December 31, 2017 and for the period beginning January 1, 2018 through April 3, 2018	F-6
Successor Statement of Changes in Shareholders’ Equity for the period beginning April 4, 2018 through December 31, 2018 and for the year ended December 31, 2019	F-7

Consolidated Statement of Cash Flows for the year ended December 31, 2019 and for the period beginning April 4, 2018 to December 31, 2018 (Successor) and Statements of Cash Flows for the period beginning January 1, 2018 to April 3, 2018 and for the year ended December 31, 2017 (Predecessor)

F-8

Notes to the Consolidated Financial Statements as of December  31, 2019 and 2018 and for the year ended December 31, 2019 and the period beginning April 4, 2018 to December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period beginning January  1, 2018 to April 3, 2018 and for the year ended December 31, 2017 (Predecessor)

F-11

Report of the Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vista Oil & Gas, S.A.B.de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vista Oil & Gas, S.A.B.de C.V., and subsidiaries (“Company” or “Successor”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the period ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018, and the related notes thereto. We have also audited the accompanying statement of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows of Petrolera Entre Lomas, S.A. (“PELSA” or “Predecessor”) for the period from January 1, 2018 to April 3, 2018.

In our opinion, the Successor consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for the period ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In our opinion, the Predecessor financial statements present fairly, in all material respects, the results of the operations and cash flows of PELSA for the period from January 1, 2018 to April 3, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Notes 1.1 and 31 to the financial statements, effective April 4, 2018, the Company acquired PELSA, in a transaction accounted for as a business combination. As a result of the acquisition, the consolidated financial information for the Successor period is presented on a different cost basis than that for the Predecessor period and, therefore, is not comparable.

Basis for Opinions

These financial statements are the responsibility of the Company’s management. Our responsibility is to express opinions on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company and PELSA in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Código de Ética Profesional del Instituto Mexicano de Contadores Públicos”, and in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company and PELSA are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Company’s or PELSA’s internal control over financial reporting. Accordingly, we express no such opinions.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2017

Mexico City, Mexico

April 29, 2020

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vista Oil & Gas Argentina S.A.U. (formerly known as Petrolera Entre Lomas S.A.)

Opinion on the Financial Statements

We have audited the statement of financial position of Petrolera Entre Lomas S.A. (the “Company”) as of December 31, 2017, and the related statements of profit or loss and other comprehensive loss, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of operations and cash flows for the year ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Reinaldo Sergio Cravero
Reinaldo Sergio Cravero (Partner)

/s/ Price Waterhouse & Co. S.R.L.
Price Waterhouse & Co. S.R.L.

Buenos Aires, Argentina

January 23, 2019

We served as the Company’s auditor from 2012 to 2019.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statement of profit or loss and other comprehensive loss for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and statements of profit or loss and other comprehensive loss for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (Predecessor)

(Amounts expressed in thousands of US Dollars)

	Notes	Consolidated – Successor For the year ended December 31, 2019	Consolidated – Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Revenue from contract with customers	5	415,976	331,336	44,463	198,075
Cost of sales:
Operating expenses	6.1	(114,431)	(86,245)	(18,367)	(77,461)
Crude oil stock fluctuation	6.2	310	(1,241)	733	(7,566)
Depreciation, depletion and amortization	2.2/13/14	(153,001)	(74,772)	(14,194)	(61,211)
Royalties		(61,008)	(50,323)	(6,795)	(28,163)

Gross profit		87,846	118,755	5,840	23,674

Selling expenses	7	(27,138)	(21,341)	(3,091)	(13,264)
General and administrative expenses	8	(42,400)	(24,202)	(1,466)	(6,774)
Exploration expenses	9	(676)	(637)	(134)	(1,049)
Other operating income	10.1	3,165	2,699	1,240	17,802
Other operating expenses	10.2	(6,180)	(18,097)	(135)	(5,125)
Impairment recovery of property, plant and equipment		—	—	—	5,290

Operating profit		14,617	57,177	2,254	20,554

Interest income	11.1	3,770	2,532	239	166
Interest expense	11.2	(34,163)	(15,746)	(23)	(18)
Other financial results	11.3	(715)	(22,920)	(1,159)	(436)

Financial results, net		(31,108)	(36,134)	(943)	(288)

(Loss)/Profit before income tax		(16,491)	21,043	1,311	20,266

Current income tax (expense)	15	(1,886)	(35,450)	(4,615)	(15,956)
Deferred income tax (expense) / benefit	15	(14,346)	(11,975)	(3,345)	9,595

Income tax (expense)		(16,232)	(47,425)	(7,960)	(6,361)

Net (loss) / profit for the year/period		(32,723)	(26,382)	(6,649)	13,905

Other comprehensive (loss)
Other comprehensive (loss) that will not be reclassified to profit or loss in subsequent periods
- Remeasurements (loss) related to defined benefits plans	22	(1,577)	(3,565)	(89)	(355)
—Deferred income tax benefit	15	394	891	22	124

Other comprehensive (loss) that will not be reclassified to profit or loss in subsequent periods		(1,183)	(2,674)	(67)	(231)

Other comprehensive (loss) for the year/period, net of tax		(1,183)	(2,674)	(67)	(231)

Total comprehensive (loss)/profit for the year/period		(33,906)	(29,056)	(6,716)	13,674

(Losses)/Earnings per share attributable to equity holders of the parent
Basic and Diluted (In U.S. dollars per share):	12	(0.409)	(0.375)	(0.070)	0.146

Notes 1 to 35 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statement of financial position as of December 31, 2019 and 2018 (Successor) and statements of financial position as of December 31, 2017 (Predecessor)

(Amounts expressed in thousands of US Dollars)

	Notes	Successor As of December 31, 2019	Successor As of December 31, 2018	Predecessor As of December 31, 2017
Assets
Non-current assets
Property, plant and equipment	13	917,066	820,722	259,229
Goodwill	14	28,484	28,484	—
Other intangible assets	14	34,029	31,600	1,021
Right-of-use-assets	2.2	16,624	—	—
Trade and other receivables	16	15,883	20,191	297
Deferred income tax	15	476	—	—

Total non-current assets		1,012,562	900,997	260,547

Current assets
Inventories	18	19,106	18,187	8,215
Trade and other receivables	16	93,437	86,050	56,274
Cash, bank balances and other short-term investments	19	260,028	80,908	36,835

Total current assets		372,571	185,145	101,324

Total assets		1,385,133	1,086,142	361,871

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	20.1	659,399	513,255	39,239
Share-based payment reserve	33	15,842	4,021	—
Legal Reserve		—	—	7,523
Voluntary reserve		—	—	385,033
Accumulated other comprehensive loss		(3,857)	(2,674)	(2,800)
Accumulated loss		(67,668)	(34,945)	(148,694)

Total shareholders’ equity		603,716	479,657	280,301

Liabilities
Non-current liabilities
Deferred income tax liabilities	15	147,019	133,757	28,840
Leases liabilities	2.2	9,372	—	—
Provisions	21	21,146	16,186	15,902
Borrowings	17.1	389,096	294,415	—
Warrants	17.3	16,860	23,700	—
Employee defined benefit plans obligation	22	4,469	3,302	4,683
Other taxes and royalties payable	24	—	—	2
Accounts payable and accrued liabilities	25	419	1,007	—

Total non-current liabilities		588,381	472,367	49,427

Current liabilities
Provisions	21	3,423	4,140	925
Leases liabilities	2.2	7,395	—	—
Borrowings	17.1	62,317	10,352	—
Salaries and social security payable	23	12,553	6,348	2,540
Income tax payable	15	3,039	22,429	1,401
Other taxes and royalties payable	24	6,040	6,515	6,287
Accounts payable and accrued liabilities	25	98,269	84,334	20,990

Total current liabilities		193,036	134,118	32,143

Total liabilities		781,417	606,485	81,570

Total shareholders’ equity and liabilities		1,385,133	1,086,142	361,871

Notes 1 to 35 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Predecessor statements of changes in shareholders’ equity for the year ended December 31, 2017 and for the period from January 1, 2018 through April 3, 2018

(Amounts expressed in thousands of US Dollars)

	Share Capital	Legal reserve	Voluntary reserve	Accumulated loss	Accumulated other comprehensive loss	Total Predecessor shareholders’ equity
Balances as of January 1, 2017	39,239	7,523	349,248	(120,081)	(2,569)	273,360

Profit for the year	—	—	—	13,905	—	13,905
Other comprehensive loss for the year	—	—	—	—	(231)	(231)

Total comprehensive income	—	—	—	13,905	(231)	13,674
-Cash dividends distribution decided by Shareholders’ Meetings held on May 19, 2017 a dividend of U.S. Dollars 0.07 per share was paid to holders of fully paid common shares	—	—	—	(6,733)	—	(6,733)
-Constitution of voluntary reserve decided by Shareholders’ Meeting held on May 19, 2017	—	—	35,785	(35,785)	—	—

Balances as of December 31, 2017	39,239	7,523	385,033	(148,694)	(2,800)	280,301

Loss for the period	—	—	—	(6,649)	—	(6,649)
Other comprehensive loss for the period	—	—	—	—	(67)	(67)

Total comprehensive (loss)	—	—	—	(6,649)	(67)	(6,716)

Balances as of April 3, 2018	39,239	7,523	385,033	(155,343)	(2,867)	273,585

Notes 1 to 35 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Successor statement of changes in shareholders’ equity for the period from April 4, 2018 through December 31, 2018 and for the year ended December 31, 2019

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Acumulated loss		Accumulated other comprehensive loss	Total attributable to the equity holders of the Successor	Non-controlling interest	Total shareholders’ equity
Balances as of April 4, 2018	25	—	(8,563	) (1)	—	(8,539)	—	(8,539)

Loss for the period	—	—	(26,382)		—	(26,382)	—	(26,382)
Other comprehensive (loss) for the period	—	—	—		(2,674)	(2,674)	—	(2,674)

Total comprehensive (loss)	—	—	(26,382)		(2,674)	(29,056)	—	(29,056)
Proceeds from Serie A shares net of issuance costs (Note 20.1)	513.230	—	—		—	513,230	—	513,230
Share-based payments (Note 33)	—	4,021	—		—	4,021	—	4,021
Non-controlling interest arising on business combination (Note 31.1.3)	—	—	—		—	—	1,307	1,307
Acquisition of non-controlling interest (Note 31.1.3)	—	—	—		—	—	(1,307)	(1,307)

Balances as of December 31, 2018	513,255	4,021	(34,945)		(2,674)	479,656	—	479,657

Loss for the year	—	—	(32,723)		—	(32,723)	—	(32,723)
Other comprehensive (loss) for the year	—	—	—		(1,183)	(1,183)	—	(1,183)

Total comprehensive (loss)	—	—	(32,723)		(1,183)	(33,906)	—	(33,906)
Proceeds from Series A shares net of issuance costs (Note 20.1)	146,144	—	—		—	146,144	—	146,144
Share-based payments (2) (Note 33)	—	11,821	—		—	11,821	—	11,821

Balances as of December 31, 2019	659,399	15,842	(67,668)		(3,857)	603,716	—	603,716

(1)	Includes the net loss of VISTA for the period beginning March 22, 2017 (inception) to April 3, 2018.
(2)	Includes 10,655 of share-based payments and 1,166 of deferred income tax.

Notes 1 to 35 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statement of cash flows for the year ended December 31, 2019 and for the period beginning April 4, 2018 through December 31, 2018 (Successor) and statements of cash flows for the period beginning January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (Predecessor)

(Amounts expressed in thousands of US Dollars)

	Notes	Consolidated – Successor For the year ended December 31, 2019	Consolidated - Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Cash flows from operating activities
Net (loss) / Profit for the year/period		(32,723)	(26,382)	(6,649)	13,905
Adjustments to reconcile net cash flows
Non-cash ítems related with operating activities:
(Reversal in)/Allowances for expected credit losses	7/10.1	(118)	539	(111)	478
Foreign currency exchange difference, net	11.3	2,991	(3,005)	(3,268)	(2,230)
Unwinding of discount on asset retirement obligation	11.3	1,723	897	233	815
Increase of provisions, net	10.2	2,210	2,533	2	2,566
Interest expense leases	11.3	1,561	—	—	—
Effect of discount of assets and liabilities at present value	11.3	10	2,743	—	—
Share-based payment expense	8	10,655	4,021	—	—
Net cost for employee defined benefits obligation	22	220	368	132	134
Income tax	15	16,232	47,425	7,960	6,361
Non-cash ítems related with investing activities:
Depreciation and depletion	2.2/13	151,483	73,975	14,513	62,522
Impairment recovery of property, plant and equipment		—	—	—	(5,290)
Amortization of intangible assets	14	1,518	797	198	755
Gain on sale or disposal of property, plant and equipment	10.1	—	—	(245)	(384)
Interest income	11.1	(3,770)	(2,532)	—	—
Changes in the fair value of financial assets	11.3	(873)	(1,415)	(69)	(1,885)
Decreases in property, plant and equipment	13	—	—	1,529	3,700
Non-cash items related with financing activities:
Interest expense	11.2	34,163	15,546	(118)	(166)
Changes in the fair value of warrants	11.3	(6,840)	8,860	—	—
Costs of early settlements of borrowings and amortized costs	11.3	2,076	14,474	—	—
Changes in working capital:
Trade and other receivables		(2,065)	(32,945)	9,738	(15,970)
Inventories		(609)	(10,951)	2,315	8,218
Accounts payable and accrued liabilities		(22,113)	33,760	(966)	(4,041)
Contributions paid for employee defined benefits obligations		(631)	(727)	(57)	(48)
Salaries and social security payable		5,406	3,659	(707)	153
Other taxes and royalties payable		2,377	9,973	(825)	75
Provisions		(2,298)	551	(334)	(4,030)
Income tax paid (2)		(26,327)	(16,642)	(992)	(19,771)

Net cash flows generated by operating activities		134,258	125,522	22,279	45,867

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statement of cash flows for the year ended December 31, 2019 and for the period beginning April 4, 2018 through December 31, 2018 (Successor) and statements of cash flows for the period beginning January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (Predecessor)

(Amounts expressed in thousands of US Dollars)

	Notes	Consolidated – Successor For the year ended December 31, 2019	Consolidated - Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Cash flows from investing activities
Business acquisitions, net of cash acquired	31.4	—	(725,174)	—	—
Payments for acquisition of property, plant and equipment		(240,315)	(117,837)	(12,476)	(31,421)
Payments for acquisition of other intangible assets	14	(4,225)	(31,486)	(13)	(239)
Proceeds from sales of property, plant and equipment		—	—	245	298
Payments for acquisition of other financial assets		—	—	(8,190)	(20,769)
Proceeds from other financial assets		5,761	16,680	11,377	4,007
Proceeds from interest received		3,770	567	114	1,554

Net cash flows (used in) investing activities		(235,009)	(857,250)	(8,943)	(46,570)

Cash flows from financing activities
Payment for acquisition of non-controlling interests	31.1.3	—	(1,307)	—	—
Payment of redemption of Series A shares	17.2	—	(204,590)	—	—
Proceeds from private investment in public equity net of issue costs	20.1	—	90,239	—	—
Proceeds from capitalization of Serie A shares net of issue costs	20.1	146,143
Payment of issue costs from capitalization of Series A shares	20.1	—	(19,500)	—	—
Proceeds from borrowings	17.2	234,728	560,000	—	—
Payment of cost of borrowings	17.2	(1,274)	(18,280)	—	—
Payments of borrowings’ principal	17.2	(90,233)	(260,000)	—	—
Payments of borrowings’ interests	17.2	(32,438)	(5,018)	—	—
Payments of leases	2.2	(7,619)	—	—	—
Proceeds from other financial liabilities, net of restricted cash and cash equivalents	19/27	16,994	—	—	—
Payments of dividends		—	—	—	(6,733)

Net cash flows generated by / (used in) financing activities		266,301	141,544	—	(6,733)

Net increase(decrease) in cash and cash equivalents		165,550	(590,184)	13,336	(7,436)

Cash and cash equivalents at the beginning of the year/period	19	66,047	671,519 (1)	2,444	7,649
Effects of exchange rate changes on cash and cash equivalents		2,633	(15,288)	1,259	2,231
Net increase / (decrease) in cash and cash equivalents		165,550	(590,184)	13,336	(7,436)

Cash and cash equivalents at the end of the year/period	19	234,230	66,047	17,039	2,444

(1)	Includes 700 and 653,780 of cash and cash equivalents and restricted cash and cash equivalent held by the Successor entity, respectively, as of April 4, 2018.
(2)	Includes 13,087 related to income tax expense for the year ended December 31, 2018

Notes 1 to 35 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statement of cash flows for the year ended December 31, 2019 and for the period beginning April 4, 2018 through December 31, 2018 (Successor) and statements of cash flows for the period beginning January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (Predecessor)

(Amounts expressed in thousands of US Dollars)

	Notes	Consolidated – Successor For the year ended December 31, 2019	Consolidated - Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables		23,943	24,939	4,245	8,672
Changes in asset retirement obligation provision with corresponding changes in property, plant and equipment		4,141	11,839	—	1,290
Capitalization of Series A Shares	20.1	—	449,191	—	—
Aguila Mora Swap agreement	29.3.5	—	13,157	—	—

Notes 1 to 35 are an integral part of these consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 1. Corporate and Company information

1.1 General information and Company structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized in Mexico as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” on July 28, 2017.

The Company’s main purposes are to:

(i)

acquire, by any legal means, all kinds of assets, shares, equity interests or interest’s participation in any kind of commercial or civil companies, associations, firms, trust agreements or other entities within the energy sector or any other industry;

(ii)	participate as a partner, shareholder or investor in all businesses or entities, whether mercantile or civil, associations, trust agreements or any other nature;

(iii)	issue and place shares representative of its social capital, either through public or private offerings, in national or foreign stock exchange markets;

(iv)

issue or place warrants, either through public or private offerings, with respect to shares representing their capital stock or any other type of securities, in domestic or foreign stock exchange markets; and

(v)	issue or place negotiable instruments, debt instruments or any other security, either through public or private offerings, in domestic or foreign stock exchange markets.

From its inception until April 4, 2018, all the Company’s activities have been related to its constitution, the Initial Public Offering (“IPO”), in the Mexican Stock Exchange (“BMV”), and the efforts aimed at identifying and consummating the Initial Business Combination. As of that date, the Company’s main activity is the exploration and production of oil and gas (Upstream) through its subsidiaries.

The upstream operations owned by the Company are the following:

Argentina

In the Neuquén basin:

i)	100% in the conventional concessions for exploitation 25 de Mayo-Medanito SE, Jagüel de los Machos, Entre Lomas Neuquen, Entre Lomas Rio Negro and Agua Amarga (as operator);

ii)	100% in the unconventional operating concessions for exploitation Baja del Palo Oeste and Bajada del Palo Este (as operator);

iii)	55% in the Coirón Amargo Norte (“CAN”) exploitation concessions (as operator);

iv)	90% in the unconventional operating concessions for exploitation Aguila Mora (as operator);

v)	10% in the unconventional operating concessions for exploitation Coirón Amargo Sur Oeste (“CASO”) (not operated);

In the Golfo San Jorge basin:

i)	16.9% in the concessions for exploitation Sur Río Deseado Este (“SRDE”) (not operated); and

In the Northwest basin:

i)	1.5% in the concession for exploitation in Acambuco (not operated).

México

i)	50% of blocks CS-01 (not operated);

ii)	50% of blocks A-10 (not operated); and

iii)	50% of blocks TM-01 (not operated).

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The address of the Company’s main office is located in Mexico City (Mexico), at Volcán 150, Floor 5, Lomas de Chapultepec, Miguel Hidalgo, Zip Code 11000.

1.2 Public Offering with New York Stock Exchange (“NYSE”) listing

On July 25, 2019 the Company made a global offering on the New York Stock Exchange (“NYSE”) and began trading the following day under the ticker “VIST”. At the same day, the Company issued additional Serie A shares on the BMV. See Note 20. for more details.

1.3 Aleph Midstream S.A.

As of December 31, 2018, Aleph Midstream, S.A. (“Aleph Midstream or Aleph”) was a subsidiary 100% controlled by Vista. On June 27, 2019 Vista signed an investment agreement with a Riverstone affiliate (related partied) and a Southern Cross affiliate Group (the “investors”), to invest in Aleph, a midstream company in Argentina. Under this agreement the investors committed to acquired 99.73% of Aleph’s capital. On December 27, 2019, the Company agreed to repurchase the shares acquired by investors. See Note 27 for more details.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

These consolidated financial statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period beginning April 4, 2018 through December 31, 2018 (Successor) and the financial statements as of December 31, 2017 and for the period beginning January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (Predecessor) (hereinafter referred to as the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The predecessor financial statements are the first set of financial statements prepared in accordance with IFRS as issued by the IASB. Note 2.5 present the effects of the adoption of IFRS by the predecessor Company.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value. The financial statements are presented in U.S. Dollars (“US”) and all values are rounded to the nearest thousand (US. 000), except when otherwise indicated.

These consolidated financial statements have been approved for issue by the Board of Directors on April 21, 2020 and considers subsequent events up to the date. The financial statements as of December 31, 2018 (Successor), December 31, 2017 (Predecessor) and for the period beginning April 4, 2018 through December 31, 2018 (Successor) and for the period beginning January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (Predecessor) considered the following:

Successor presentation

The consolidated statements of profit or loss and other comprehensive income, changes in shareholders equity and cash flows for the Successor Company are presented for the period from April 4, 2018 through December 31, 2018, which consists of:

(i)

the consolidated profit or loss and other comprehensive income of the Company for the period from April 4, 2018 (date of acquisition of PELSA; 25 de Mayo-Medanito, Jagüel de los Machos and APCO-Note 31 to December 31, 2018 and

(ii)	costs related to the acquisition of those business;

(iii)	the accumulated results of operation of VISTA from inception to April 3, 2018.

The consolidated financial statements for the Successor Company include the assets and liabilities used in operating the Company’s business, including entities in which the Company has control according to Note 2.3. The Successor Company, as of the date of the completion of the Initial Business Combination, owned a 99.68% equity interest in PELSA; 3.85% direct participation in the oil and gas properties operated by PELSA; 100% of participation in the oil and gas properties 25 de Mayo-Medanito and Jagüel de los Machos and a 100% equity interest in APCO. All intercompany balances and transactions have been eliminated in consolidation.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Predecessor presentation

The statements of financial position are presented for the predecessor as of December 31, 2017. The statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows are presented for the predecessor period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017. These periods represent the results of operations of PELSA and its joint operations (Note 29.2) (referenced herein as the ‘‘Predecessor Company’’).

These financial statements have been derived from the historical financial statements and accounting records of PELSA after giving effects to the adoption of IFRS presented in Note 2.5.

2.2 New accounting standards, amendments and interpretations issued by the IASB

2.2.1 New accounting standards, amendments and interpretations issued by the IASB, adopted by the Company

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applies, for the first time, IFRS 16 Leases, As required by IAS 8, the nature and effect of the changes required by the standard are disclosed below.

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application on January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the exemptions applicable to the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value.

The effect of adoption IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	12,103

Total assets	12,103

Liabilities
Lease liabilities	(12,103)

Total liabilities	(12,103)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	16,153
Weighted average incremental borrowing rate as at 1 January 2019	9.356%
Discounted operating lease commitments at January 1, 2019	13,608
Less:
Commitments relating to short-term leases	(1,401)
Commitments relating to leases of low-value assets	(104)

Total liabilities as at January 1, 2019	12,103

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

a)	Nature of the effect of adoption of IFRS 16

The Company has lease contracts for various items of buildings, office equipment and items of plant and machinery. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all the risks and rewards incidental to ownership of the leased asset to the Company; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Trade and other receivables and Accounts payables and accrued liabilities, respectively.

•	The Company did not have leases previously classified as financial leases.

•

Leases previously accounted for as operating leases: the Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

i)	Used a single discount rate to a portfolio of leases with reasonably similar characteristics

ii)	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

iii)	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. Please refer to Note 2.4.4 for further details with respect to our accounting policy to assess impairment of non- financial assets.

•	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

•	Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

c)	Amounts recognized in the statement of financial position and statement of profit or loss and other comprehensive loss

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right –of –use assets			Lease liabilities
	Buildings	Plant and machinery	Total
As of January 1, 2019	1,843	10,260	12,103	(12,103)
Additions	873	9,478	10,351	(10,351)
Depreciation (1)	(656)	(5,174)	(5,830)	—
Payments	—	—	—	7,619
Interest expense (2)	—	—	—	(1,932)

As of December 31, 2019	2,060	14,564	16,624	(16,767)

(1)	Include depreciation associated to leases from drilling services incurred is capitalized as work in progress by 1,326.
(2)	Interest expenses of right of use associated to leases from drilling services incurred is capitalized as work in progress by 371.

As of December 31, 2019, short-term and low-value leases and overhead spending were recognized in the statement of profit or loss and other comprehensive loss in the general and administrative expenses for 201.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

i)	Whether an entity considers uncertain tax treatments separately;

ii)	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

iii)	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;

iv)	How an entity considers changes in facts and circumstances.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

The interpretation did not have an impact on the consolidated financial statements of the Company.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

These amendments had no impact on the consolidated financial statements of the Company as it did not have prepayment Features with Negative Compensation during the period.

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

These amendments had no impact on the consolidated financial statements of the Company as it did not have any plan amendments, curtailments, or settlements during the period.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests).

This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Company does not have long-term interests in its associate and joint venture.

Annual Improvements 2015-2017 Cycle

•	IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

These amendments had no impact on the consolidated financial statements of the Company as there is no transaction where a joint control is obtained during the year ended December 31, 2019.

•	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company. In addition, no dividends have been declared during the period.

•	IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

2.2.2 New accounting standards, amendments and interpretations issued by the IASB, which are not yet effective and have not been early adopted by the Company

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The London Interbank Offered Rate (“LIBOR”) is the most commonly used reference rate in the global financial market. However, concerns about the sustainability of LIBOR and other interbank offered rates (“IBORs”) globally has led to an effort to identify alternative reference rates. On 2017 the United Kingdom’s Financial Conduct Authority announcing that it would no longer persuade, or compel, banks to submit to LIBOR as of the end of 2021. This applies to LIBOR in all jurisdictions and in all currencies.

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (“IBOR”) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an “RFR”).

•	The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments are effective for annual periods beginning on or after 1 January 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is permitted and must be disclosed.

As of December 31, 2019, the Company has not initiated negotiations with the banks for those loans at LIBOR rates, the Company also do not expect any impact since they do not have hedging instruments.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.3 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

2.3.1 Subsidiaries

Subsidiaries are all entities over which the Company has control, and this happens if and only if it has:

•	Power over the entity;

•	Exposure or rights to variable returns from their involvement in the entity; and

•	The ability to use its power over the entity to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The relevant activities are those that significantly affect the performance of the subsidiary. The ability to approve the operating and capital budget of a subsidiary, as well as the power to appoint the key personnel of the management, are decisions that demonstrate that the Company has present rights to direct the relevant activities of a subsidiary.

Subsidiaries are consolidated from the date when the Company acquires control over them until the date when such control ceases. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

The acquisition method of accounting is used to account for business combinations by the Company (see Note 2.3.4 below).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if these results in the non-controlling interests having a deficit balance.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of financial position respectively.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The equity interest in the subsidiaries held by the Company at the end of the period/year are set forth below:

Nameof subsidiary	Proportion of ownership interest and voting power held by the Group %				Place of incorporation and operation	Main activity
	December 31, 2019	December 31, 2018	December 31, 2017
Vista Holding I, S.A. de C.V.	100%	100%	—	% (1)	Mexico	Holding
Vista Holding II, S.A. de C.V.	100%	100%	—	% (1)	Mexico	Holding
Vista Holding III, S.A. de C.V. (1)	100%	100%	—%		Mexico	Holding
Vista Holding IV, S.A. de C.V. (1)	100%	—%	—%		Mexico	Holding
Vista Complemento S.A. de C.V. (1)	100%	100%	—%		Mexico	Holding
Vista Oil & Gas Argentina S.A.U. (2)	100%	100%	—%		Argentina	Upstream (3)
APCO Oil & Gas S.A.U. (4)	—%	100%			Argentina	Upstream (3)
APCO Argentina S.A. (4)	—%	100%			Argentina	Holding
Aleph Midstream S.A. (1)(5)	0,27%	100%	—%		Argentina	Services (6)
Aluvional Infraestructura S.A. (1)	100%	100%	—%		Argentina	Mining and Industry

(1)	Companies established after the Initial Business Combination was completed on April 4, 2018.

(2)	Onwards Vista Argentina (Previously known as Petrolera Entre Lomas S.A.)

(3)	Refers to the exploration and production of gas and oil.

(4)	Companies absorbed by Vista Argentina, product of a corporate reorganization process whose effective date was January 1,2019.

(5)	See Note 27.

(6)	Includes operations destined at the collection, treatment, transport and distribution of hydrocarbons and their derivatives.

The participation of the company in the votes of the subsidiaries companies is the same participation as in the share capital.

2.3.2. Changes in ownership interests

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company ceases to consolidate an equity account for an investment because of loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss and other comprehensive income. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss and other comprehensive income.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

2.3.3. Joint arrangements

Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures, depends on the contractual rights and obligations. The Company has joint operations but does not have any joint ventures.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When the Company entity undertakes its activities under joint operations, the Company as a joint operator recognizes in relation to its interest in a joint operation:

i)	Assets and liabilities held jointly;

ii)	Its revenue from the sale of its share of the output arising from the joint operation;

iii)	Its share of the revenue from the sale of the output by the joint operation; and

iv)	Its expenses, including its share of any expenses incurred jointly.

The Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Interest in joint operations and other agreements have been calculated based upon the latest available financial statements or financial information as of the end of each period/year, taking into consideration significant subsequent events and transactions as well as management information available. When necessary, adjustments are made to the financial statements or financial information to bring their accounting policies into line with the Company’s accounting policies.

When the Comapny transacts with a joint operation in which an entity of the Company is a joint operator (such as a sale or contribution of assets), the Company is considered to be conducting the transaction with the other parties to the joint operation, and profits and losses resulting from the transactions are recognized in the Company’s consolidated financial statements only to the extent of other parties’ interests in the joint operation. When an entity of the Company transacts with a joint operation in which an entity of the Company is a joint operator (such as a purchase of assets), the Company does not recognize its share of the profits and losses until it resells those assets to a third party.

The joint operations are described in Note 29.

2.3.4 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

i)	The fair value of the transferred assets;

ii)	The liabilities incurred to the former owners of the acquired business;

iii)	The equity interests issued by the Company;

iv)	The fair value of any asset or liability resulting from a contingent consideration arrangement; and

v)	The fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred. The value of the goodwill represents the excess of:

i)	The consideration transferred,

ii)	The amounts of any non-controlling interest in the acquired entity, and

iii)	The acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill.

If the fair value of the net identifiable assets of the business acquired exceeds those amounts, before recognizing a gain, the Company reassesses if it has correctly identified all the assets acquired and all liabilities assumed, reviewing the procedures used to measure the amounts that will be recognized at the acquisition date. If the evaluation still results in an excess of the fair value of the net assets acquired with respect to the total consideration transferred, the gain on bargain purchase is recognized directly in the statement of profit or loss and other comprehensive income.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Any contingent consideration will be recognized at their fair value at the acquisition date. Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value with changes in fair value recognized in the statement of profit or loss and other comprehensive income. The contingent consideration that is classified as equity is not re-measured, while the subsequent settlement is accounted for within stockholders’ equity.

When the Company acquires a business, it evaluates the financial assets acquired and the liabilities assumed with respect to their proper classification and designation in accordance with the contractual terms, economic circumstances and conditions pertinent to the date of acquisition

Those reserves and resources acquired that can be measured reliably are recognized separately at their fair value at the time of acquisition. Other possible reserves, resources and rights, whose fair values cannot be measured reliably, are not recognized separately, but are considered as part of goodwill.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the statement of profit or loss and other comprehensive income.

The Company has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Company reports provisional amounts.

2.4 Summary of significant accounting policies

2.4.1 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Management Committee (the “Committee” or “CODM”).

The CODM is the highest decision-making authority, responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body that executes the Company’s strategic decisions.

2.4.2 Property, plant and equipment

Property, plant and equipment is measured following the cost model where by, after initial recognition of the asset, the asset is recognized at cost less depreciation and less any subsequent accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The cost of work in progress whose construction will extend over time includes, if applicable, borrowing costs. Any income obtained from the sale of commercially valuable production during the construction period of the asset is recognized reducing the cost of the work in progress.

Works in progress are valued according to their degree of progress and are recorded at cost, less any loss due to impairment, if applicable.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Profit and losses on disposals are determined by comparing the proceeds with the carrying amount.

2.4.2.1 Depreciation methods and useful lives

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate is recognized on a prospective basis. An asset carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The Company depreciates drilling costs applicable to productive wells and to developmental dry holes, productive wells, machinery and installations in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves, including oil and gas properties, is depreciated by applying the ratio of oil and gas produced to estimated total proved oil and gas reserves. Acquisition costs related to properties with unproved reserves and unconventional resources are valued at cost with recoverability periodically assessed based on geological and engineering estimates of reserves and resources that are expected to be proved over the life of each concession and are not depreciated.

The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Production facilities (including any significant identifiable component) are depreciated under the unit of production method considering proved develop reserves.

The Company’s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings	50 years
Vehicles	5 years
Machinery and installations	10 years
Computer equipment	3 years
Equipment and furniture	10 years

Land is not depreciated.

2.4.2.2 Assets for oil and gas exploration

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities (“E&P”).

This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas E&P areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated asset retirement obligations.

The exploration and evaluation activity involve the search for hydrocarbon resources, the determination of its technical feasibility and the evaluation of the commercial viability of an identified resource.

According to the successful efforts method of accounting, exploration costs, such as Geological and Geophysical (“G&G”) costs, excluding exploratory well costs and seismic 3D on exploitation concessions, are expensed during the period in which they are incurred.

Once the legal right to explore has been acquired, the costs directly associated with an exploration well are capitalized as intangible exploration and evaluation assets until the well is completed and the results evaluated. These costs include compensation to directly attributable employees, materials and fuel used, drilling costs, as well as payments made to contractors.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development. If reserves are not found, such drilling costs are expensed as an unproductive well. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete, subject to an additional appraisal activity (for example, the drilling of additional wells) but it is probable that they can be developed commercially. In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

All these capitalized costs are subject to a technical, commercial and administrative review, as well as a review of impairment indicators at least once a year, which serves to confirm the continuous intention to develop or otherwise extract value from the discovery. When this is no longer the case, costs are expensed.

When proven oil and gas reserves are identified and the management approves the start-up, the corresponding capitalized expense is evaluated first in terms of its impairment and (if required) any loss due to impairment is recognized; then the remaining balance is transferred to oil and gas properties. With the exception of licensing costs, no amortization is charged during the phase of exploration and evaluation.

The initial estimated asset retirement obligations in hydrocarbons areas, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset.

For exchanges/swaps or parts of exchange/swaps that involve unproved oil and gas properties, the carrying value is accounted for at the fair value of the asset given up and no gain or loss is recognized.

2.4.2.3 Rights and Concessions

The rights and concessions are recorded as part of property, plant and equipment and depleted based on production units over the total of the developed and undeveloped proved reserves of the corresponding area. The calculation of the rate of production units for the depreciation / amortization of field development costs takes into account expenditures incurred to date, together with the authorized future development expenditures.

2.4.3 Intangible assets

2.4.3.1 Goodwill

Goodwill is the result of the acquisition of subsidiaries and represents the excess of the acquisition cost over the fair value of the net identifiable assets acquired at the date of acquisition. After initial recognition, Goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units (“CGU”), each unit represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

When the goodwill is part of CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when the gain or loss is determined.

2.4.4 Impairment of non-financial assets

Other non-financial assets with definite useful life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an (i) asset’s fair value less costs of disposal and; (ii) value in use.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, which are largely independent of the cash inflows from other assets or Groups of assets CGUs. Non-financial assets, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

2.4.5 Foreign currency translation

2.4.5.1 Functional and presentation currency

The functional currency for the Company and each of its current subsidiaries and the Predecessor is the currency of the primary economic environment in which each entity operates. The functional currency of each of the entities is the US. Determination of functional currency may involve certain judgements to identify the primary economic environment and the parent entity reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

2.4.5.2 Transaction and balances

Transactions in currencies other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates as of at the date of the transaction. Foreign exchange profit and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of profit or loss and other comprehensive income, unless they have been capitalized.

The exchange rates used at the end of each reporting period are: (i) for the assets, the buyer exchange rate at closing and (ii) for the liabilities, the seller exchange rate at closing.

2.4.6 Financial instruments

2.4.6.1 Other financial assets

2.4.6.1.1 Classification

2.4.6.1.1.1 Financial assets at amortized cost

Financial assets are classified and measured at amortized cost only if the following criteria have been met:

i)	The objective of the Company’s business model is to hold the asset to collect the contractual cash flows;

ii)	The contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

2.4.6.1.1.2 Financial assets at fair value

If any of the above-mentioned criteria have not been met, the financial asset is classified and measured at fair value (“FVTPL”) through profit or loss and other comprehensive income.

All investments in equity instruments are measured at fair value. For equity investments that are not held for trading, the Company can choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. As of December 31, 2019, and 2018, the Company does not have any equity investment. As of December 31, 2017, PELSA did not have any equity instruments.

2.4.6.1.2 Recognition and measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A profit or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss and other comprehensive income. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss and other comprehensive income when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method, less allowance for expected credit losses, if applicable.

Likewise, the trade receivables arising from services rendered and/or hydrocarbons delivered, but unbilled at the closing date of each reporting period are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

2.4.6.1.3 Impairment of financial assets

The Company recognizes an allowance for Expected Credit Losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

For trade receivables and other receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on ECLs at each reporting date. The Company analyzes each of its clients considering its historical credit loss experience, adjusted for forward-looking factors specific to the debtor and the economic environment.

The Company always measures the loss allowance for trade receivables at an amount equal to ECL. The expected credit losses on trade receivables are estimated on a case by case basis by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

The Company considers a financial asset in default when contractual payments are more than 90 days past due or when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ECLs, when applicable, are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

2.4.6.1.4 Offsetting of financial instruments

Financial assets and financial liabilities are presented gross in the consolidated statement of financial position unless both of the following criteria are met: (i) the Company currently has a legally enforceable right to set off the recognized amounts; (ii) and the Company intends to either settle on a net basis or realize the asset and settle the liability simultaneously. A right of set off is the Company’s legal right to settle an amount payable to a creditor by applying against it an amount receivable from the same counterparty.

The relevant legal jurisdiction and laws applicable to the relationships between the parties are considered when assessing whether a current legally enforceable right to set off exists.

2.4.6.2 Financial liabilities and equity instruments

2.4.6.2.1 Classification as debt or equity

Debt and equity instruments issued by an entity of the Company are classified either as financial liabilities or as equity in accordance with the substance of the contractual and the definitions of a financial liability and an equity instrument.

A contractual agreement to issue a variable number of shares is classified as a financial liability and measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss and other comprehensive income.

2.4.6.2.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity, and recognized at the proceeds received, net of direct issue costs.

2.4.6.2.3 Compound instruments

The component parts of compound instruments (negotiable obligations) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The fair value of the liability component, if any, is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

A conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently re-measured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to other equity account. Where the conversion option remains unexercised at the maturity date of the negotiable obligations, the balance recognized in equity will be transferred to retained earnings. No profit or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the negotiable obligations are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the negotiable obligations using the effective interest method.

Reimbursable Series A Shares

After the initial recognition, the funds received from the Serie A shares, net of offer expenses, are measured subsequently at their amortized cost using the effective interest rate method. Profits and losses are recognized in the consolidated statements of profit or loss and other comprehensive income when the liabilities are written off.

The amortized cost is calculated taking into account any discount or premium in the acquisition, as well as the commissions or costs that are an integral part of the effective interest rate method. Amortization based on the effective interest rate method is included within financial results.

2.4.6.2.4 Financial liabilities

All financial liabilities are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method or at FVTPL. Borrowings are recognized initially at fair value, net of transaction costs incurred.

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for trading, or (iii) designated as at FVTPL, are subsequently measured at amortized cost using the effective interest method.

PELSA did not have any financial liability measured at FVTPL as of December 31, 2017.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

The loans are classified as current and non-current according to the period of cancellation of the obligation according to the contractual agreement. Those whose settlement operates within 12 months after closing are classified as current.

2.4.6.2.5 De-recognition of financial liabilities

The Company derecognizes financial liabilities when their obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss and other comprehensive income.

When an existing financial liability is replaced with another from the same lender in substantially different terms, or the terms of an existing liability are significantly modified, such exchange or modification is treated as a de-recognition of the original liability and recognition of a new liability. The difference in the respective book values is recognized in profit or loss and other comprehensive income.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.4.7 Revenue from contracts with customers and other income recognition

2.4.7.1 Revenue from contracts with customers

Revenue from contracts with customers arising from sale of crude oil, natural gas and Liquefied Petroleum Gas (“NGL”) is recognized at a point in time when control of the goods are transferred to the customer generally on delivery of the inventory. Revenue from contract with customers are recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. Trade receivables are non-interest bearing and are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues. The Company has concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

Revenues from the production of oil and natural from the joint agreements in the Company participate, are recognized when sales are made to customers and production costs will be accrued or deferred to reflect differences between volumes taken and sold to customers and the percentage of contractual participation resulting from joint arrangement.

Based on the revenue analysis carried out by the Company’s Management, Note 5 has been broken down by (i) type of good and (ii) sales channels. All the revenues of the Company are recognized at a point in time.

2.4.7.2 Contract balances

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2019, and 2018, December 31, 2017, the Company nor the Predecessor has any contract assets.

Trade and other receivables

A trade receivable represents the Company’s right to an amount of consideration that is unconditional i.e., only the passage of time is required before payment of the consideration is due.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized. Contract liabilities are recognized as revenue when the Company performs under the contract. As of December 31, 2019, and 2018, December 31, 2017, the Company nor the Predecessor has any contract liability.

Other income

Other operating income corresponds to sales of services to third parties The Company recognizes revenue from services rendered over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Company.

2.4.7.3 Other operating income/expenses-Government grants-Recognition of compensation for injection of surplus gas and extraordinary tariff

Grants from the Government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. There are no unfulfilled conditions or other contingencies attaching to the following grants.

The recognition of income for the injection of surplus gas is under the scope of IAS 20 since it involves a compensation as a result of the production increase committed. This item has been disclosed under Surplus Gas Injection Compensation, under Other operating income, in the statement of profit or loss and other comprehensive income. Furthermore, tax payments related to the program has been disclosed under Extraordinary tariff, under Other operating expenses, in the statement of profit or loss and other comprehensive income.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Group did not benefit directly from any other forms of government assistance.

Interest income

Interest income is recognized using the effective interest method. When a receivable is impaired, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

2.4.8 Inventories

Inventories are comprised of crude oil stock, raw materials and materials and spare parts, as describe below.

Inventories are stated at the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in the production and other necessary costs to bring them to their existing location and condition. The materials and spare parts cost are determined using the Weighted Average Price Method.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated direct costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of profit or loss and other comprehensive income when the inventories are overstated.

The portion of materials and spare parts and the existing permanent equipment that the Company expects to use for more than a period, as well as those that could only be used in relation to an item of property, plant and equipment are included in the session of “Property, plant and equipment”.

2.4.9 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

If any, bank overdrafts are shown within borrowings in current liabilities in the statement of financial position and there are not disclosed under Cash and cash equivalents in the statement of cash flows since they are not part of the Company’s cash management.

2.4.10 Shareholders’ equity

Equity’s movements have been accounted for in accordance with the decisions of shareholders’ meetings and legal or regulatory standards.

a. Share capital

Share capital represents the share capital issued, composed of the contributions that were committed and or made by the shareholders. Is represented by shares that comprise outstanding shares at nominal value. Common shares are classified as equity.

b. Legal reserve

In accordance with the Mexican Commercial Companies Law, at least 5% of the net profit for the year must be allocated by the Company to increase the legal reserve until it reaches 20% of the share capital. As of December 31, 2019, and 2018, the Company has not created this reserve.

For VISTA, the successor Company, in accordance with the Mexican Commercial Companies Act, at least 5% of the net profit for the year must be allocated by the Company to increase the legal reserve until it reaches 20% of the share capital. As of December 31, 2017, as of December 31, 2018, the Company has not created this reserve.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

For PELSA, the predecessor Company, in accordance with the Argentine Companies Law No. 19,550, at least 5% of the net profit for the year, prior years’ adjustments, the amounts transferred from other comprehensive income and prior years’ accumulated losses in Argentina Pesos (“ARS”) and according to Argentine generally accepted accounting principles (“AR GAAP”), must be appropriated to a legal reserve until such reserve reaches 20% of PELSA’s outstanding capital. When for any reason, the amount appropriated to this reserve is smaller than 5%, dividends may not be distributed, until such amount is appropriated. As of December 31, 2017, the Predecessor Company had 7,523 regarding this reserve.

c. Voluntary reserve

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies.

For PELSA, in accordance with the provisions of the General Resolution N° 7/2015 and its amendments of the Superintendence of Corporation of the City of Buenos Aires (“IGJ”), the Ordinary General Shareholders’ Meeting held on May 19, 2017 resolved to assign specific allocation to the retained earnings as of January 1, 2017.

d. Accumulated results

Retained earnings comprise accumulated profits or losses without a specific appropriation. Retained earnings can be distributed by the decision of the Shareholders’ meeting as dividends, as long as they are not subject to legal restrictions. These retained earnings / (accumulated losses) comprise prior years’ earnings that were not distributed or losses, the amounts transferred from other comprehensive income and prior years’ adjustments.

For the Company, similarly, to the effects of capital reductions, these distributions will be subject to the determination of income taxes according to the applicable income tax rate, except for the re-measured contributed capital stock or if these distributions come from the net fiscal profit account (“CUFIN”).

The accumulated deficit shown in the Successor entity’s statement of changes in shareholders’ equity as of April 4, 2018 includes the net loss of VISTA for the period beginning March 22, 2017 (inception) to April 3, 2018 mainly relating to administrative expenses and expenses relating to the IPO made in the Mexican Stock Exchange.

For the Argentine subsidiaries, including PELSA, in accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of the accumulated tax profits at the close of the fiscal year immediately prior to the date of payment or distribution, were subject to a 35% withholding tax as a sole and definitive payment.

The sanction of Law No. 27,430, published on December 29, 2017 (See Note 32), removed this withholding tax on dividends for new profits generated from fiscal years beginning on or after January 1, 2018. That law replaces it with a withholding of 7% for fiscal years 2018 and 2019 and 13% for subsequent fiscal years, on dividends distributed by corporations in favor of their shareholders, when they are individuals or undivided inheritances with residency in Argentina or beneficiary residing abroad of Argentina.

e. Other comprehensive income

It includes gains and losses from the actuarial gains and losses for defined benefit plans and the related income tax effect.

f. Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the financial statements in the year in which the dividends are approved by the Shareholders’ Meeting. The distribution of dividends is made based on the Company’s stand-alone financial statements.

The Company will not be able to pay dividends until (i) future profits absorb the retained losses and (ii) the restrictions imposed by the credit facility agreement are released, as stated in Note 17.1.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.4.11 Employee benefits

2.4.11.1 Short-term obligations

Liabilities for contributions and salaries that are expected to be settled wholly within 12 months after the end of the period are recognized the amounts expected to be paid when the liabilities are settled and are presented as “salaries and other social security contributions” in the consolidated statement of financial position.

The costs related to compensated absences, such as vacation, are recognized as they are accrued.

In Mexico, participation in the Company’s benefits is paid to its qualified employees; which is calculated using the same taxable income as for income tax, except for the following:

(i)	Neither tax losses from prior years nor the employee profit sharing paid during year are deductible.

(ii)	Tax-exempt paymets for employees are fully deductible in the calculation of employee benefit sharing.

2.4.11.2 Defined benefit plans

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by the Company.

Additionally, the Company and its Predecessor have a defined benefit plan described in Note 22. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The defined benefit liability recognized in the statement of financial position, at the end of the reporting period, is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated at least annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial profit and losses from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income (loss) in the period in which they arise, and past service costs are recognized immediately in the statement of profit or loss and other comprehensive income.

2.4.12 Borrowing costs

General and specific borrowing costs which are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

For the years ended on December 31, 2019 and 2018 except for interest on lease liabilities disclosed in Note 2.2 the Company did not capitalize any borrowing cost as it does not have qualifying assets.

During the year ended Decemeber 31, 2019 and for the period beginning April 4, 2018 through December 31, 2018, the period beginning January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017, PELSA nor the Group capitalize any borrowing costs as it does not have qualifying assets or borrowing costs incurred during those periods/year.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.4.13 Provisions and contingent liabilities

Provisions are recognized when the Company meet the following conditions: (i) has a present legal or constructive obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle that obligation; and (iii) the amount can be reliably estimated. Provisions are not recognized for future operating losses.

2.3.13.1 Provision for contingencies

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the financial statements based on assumptions and methods considered appropriate and taking into account the opinion of each Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as financial costs.

When the Company expects a part or all of the provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

Contingent liabilities are: (i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity; or (ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

The Company discloses in notes to the financial statements a brief description of the nature of material contingent liabilities (See Note 21.3).

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

2.4.13.2 Provision for asset retirement obligation

The Company recognizes a provision for asset retirement obligation when there is a current legal or implicit obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

In general, the obligation arises when the asset is installed, or the land/environment is disturbed in the location of the well.

When the liability is initially recognized, the present value of the estimated costs is capitalized increasing the carrying value of the related assets for the extraction of oil and gas to the extent that they have been incurred due to the development / construction of the well.

Additional provisions that arise due to greater development or construction in the property for oil and gas extraction are recognized as additions or charges to the corresponding assets and when the decommissioning liability is originated.

Changes in estimated times or the cost of asset retirement obligation are treated prospectively by recording an adjustment to the provision and the corresponding asset.

If the change in the estimate results in an increase in the decommissioning liability and, therefore, an addition to the carrying amount of the asset, the Company considers whether or not there is an indication of impairment of the asset in an integral manner and, be so, it undergoes impairment testing. For mature wells, if the estimate of the revised value of assets for oil and gas extraction, net of asset retirement obligation provisions, exceeds the value recoverable, that part of the increase is charged directly to expenses.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Over time, the discounted liability increases with the change in present value, based on the discount rate that reflects the current market assessments and the specific risks of the liability. The unwinding of the discount is recognized in the statement or profit or loss and other comprehensive income as a financial cost.

The Company recognizes deferred tax assets with respect to the temporary difference between the asset retirement obligation provisions and the corresponding deferred tax liability.

2.4.13.2 Provision for environmental remediation

Provisions for environmental costs are recognized when it is probable that a cleanup will be carried out and the estimated costs can be estimated reliably. Generally, the timing of recognition of these provisions concur with the commitment of a formal action plan or, if it is before, at the time of the divestment or the closure of the inactive sites.

The amount recognized is the best estimate of the required expense to settle the obligation. If the effect of the value of money over time is material, the recognized value is the present value of the estimated future expense.

2.4.14 Income tax and minimum presumed income tax

2.4.14.1 Current and deferred income tax

The tax expenses for the period/year include current and deferred tax. Tax is recognized in the statement of profit or loss and other comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period. The Company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities. Where tax treatments are uncertain, if it is considered probable that a taxation authority will accept the Company’s proposed tax treatment, income taxes are recognized consistent with the Company’s income tax filings. If it is not considered probable, the uncertainty is reflected using either the most likely amount or an expected value, depending on which method better predicts the resolution of the uncertainty.

Deferred income tax is recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax liabilities are generally recognized for all taxable temporary differences, however deferred tax liabilities are not recognized if they come from the initial recognition of goodwill.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that enough taxable profits will be available to allow all or part of the asset to be recovered.

Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted and are stated at their nominal values.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Income tax rates prevailing as of December 31, 2019 and 2018 in Argentina and Mexico (see Note 32) are 30%, and as of December 31, 2017 are 35%.

2.4.14.2 Minimum presumed income tax

The Company’s subsidiaries in Argentina calculate tax on minimum presumed income tax applying the current 1% tax rate to taxable assets estimated at the end of each reporting period.

This tax is complementary to income tax in Argentina. The Company and the subsidiaries in Argentina’s tax liability is the higher between the liability of income tax and the liability determined as explained above for this tax.

However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be offset against any income tax excess over the minimum presumed income tax that may be generated in the following ten years.

The Company has registered an asset for minimum presumed income tax include in trade receivable for 1,462. It may be charged against taxable profits generated until December 31, 2028.

As of December 31, 2019, December 31, 2018, December 31, 2017, the income tax determined was in excess of the presumed income tax determined for those periods, as such no presumed income tax was recognized as of those dates. Neither PELSA nor the Group have any presumed income tax asset deferred as other receivables related to previous years.

On July 22, 2016, Law No. 27,260 was published, which eliminates the minimum presumed income tax for the years beginning on January 1, 2019 and later.

2.4.15 Share-based payments

Employees (including senior executives) of the Successor Company may receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model (See Note 33)

That cost is recognized in employee benefits expense, together with a corresponding increase in equity (“Shared-based paymets”), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss and othe comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The possible dilutive effect of outstanding options is reflected, as applicable; in the computation of diluted earnings per share (further details are given in Note 12).

On March 22,2018 the Company approved a LongTerm Incentive Plan (“LTIP”) consisting of a plan to provide for rhe Company and its subsidiaries to attract and retain talented persons as officers, directors, employees and consultants. The LTIP include the following mechanisms for rewarding and retaining key personal (i) Stock Option Plan, (ii) Restricted Stock Units and; (iii) Performance Restricted Stock and therefore accounted under IFRS 2 Shared based payments as detailed above.

a) Stock Option (“SOP”) (equity-settled)

The stock option plan gives the participant the right to buy a quantity of shares over certain period of time.The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period.

b) Restricted Stock (equity-settled)

Certain key employees of the Company receive additional benefits for free or a minimum value once the conditions are achieved through a share purchase plan denominated in Restricted Stock (“RSs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of profit or loss and other comprehensive income under the caption of share-based payments over the requisite service period.

c) Performance Restricted Stock (equity settled)

The Company grants Performance Restricted Stock (“PRSs”) to key employees, which entitle them to receive PRSs after having attained certain performance goals over a service period. PRS is classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period. As of December 31, 2019, and 2018 the Company has not granted any PRSs.

2.4.16 Going concern

The Board of Directors regularly monitor the Group’s cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant breaches.

Considering macroeconomic environment conditions, the performance of the operations and the Group’s cash position, as of December 31, 2019, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.5	Regulatory framework

A- Argentina

Oil and gas

2.5.1 Regulatory framework for hydrocarbons activitie in Argentina

In the Republic of Argentina, the activity of exploration, exploitation, transport and commercialization of hydrocarbons is governed by Law No. 17,319, as amended by Law No. 27,007.

The main changes introduced by Law No. 27,007 are detailed below:

(i) It establishes terms for exploration permits and exploitation and transportation concessions, making a distinction between conventional and unconventional, and continental shelf and territorial sea reservoirs.

(ii) The 12% payable as royalties to the grantor by exploitation concessionaires on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas will remain effective. In case of extension, additional royalties for up to 3% on the royalties applicable at the time of the first extension, up to a maximum of 18%, will be paid for the following extensions.

(iii) It restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered into by provincial companies for the exploration and development of reserved areas before this amendment are safeguarded.

The Province of Neuquén has its own Hydrocarbons Law No. 2,453. Therefore, the assets that the Company owns in the Province of Neuquén are governed by that Law, while the others, located in the Province of Santa Cruz, Rio Negro and Salta are governed by Law No. 17,319 and its modifications

2.5.1.1 Need and Urgency Decree No. 566/2019

Through Decree of Need and Urgency No. 566/2019 dated August 15, 2019, and effective as of August 16, 2019 (the “Decree 566/2019”), the government of the Argentine Republic determined that during the period covered from the entry into force of Decree 566/2019 until the ninety (90) calendar days following it (the “Term”):

(i) deliveries of crude oil made in the local market during the Term must be billed and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of Argentine Pesos (“ARS”) 45.19/US and a Brent reference price of US 59.00 per barrel (“bbl”);

(ii) that the maximum price of gasoline and diesel in all its qualities, marketed by refining companies and / or wholesale and / or retail retailers in the country, in all sales channels, during the Term, may not be higher than the current price as of August 9, 2019;

(iii) that during the Term, the refining companies and the wholesale and retail retailers of the country must cover, at the prices established in Decree 566/2019, the total national demand for liquid fuels in the Argentine Republic, in accordance with the volumes that are required from the usual practices of the Argentine market, providing on a regular and continuous basis to each and every one of the areas that make up the territory of the Argentine Republic; and

(iv) the hydrocarbon producing companies of the Argentine Republic, must cover the total demand for crude oil that is required by the Argentine market refining companies, providing on a regular and continuous basis to all refineries located in the territory of the Argentine Republic.

On August 20, 2019, the Company requests in the Federal Administrative courts a precautionary measure to the immediate suspension of Articles 1 and 4 of Decree 566/2019 that imposed maximum prices for the sale of crude oil in the local market and the obligation to supply it, all in order to avoid damages on the operations and financial results of the Company.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

On December 3, 2019, the Company withdrew of the precautionary measure. As of the date of these consolidated financial statements, the Term of this Decree has ended.

2.5.1.2 Decree 601/19

By Decree 601/19, dated August 30, 2019, the provisions of Decree 566/2019 were modified, establishing that:

(i) until November 13, 2019 deliveries of crude oil made in the local market need to be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of 46.69 ARS/US and a Brent reference price of 59 US/bbl.; and

(ii) the maximum price of gasoline and diesel in all its qualities, marketed by the refining companies and the wholesale and retail retailers, whose final destination is the public supply through fuel pumps may not be higher than the current price as of August 9, 2019.

As of the date of these consolidated financial statements, the Term of this Decree has ended.

2.5.1.3 Resolution 557/2019

Through Resolution 557/2019, of the Secretariat of Energy Government of September 19, 2019, it was determined that:

(i) during the term of Decree 601/2019 the prices of gasoline and diesel in all its qualities, marketed by refining companies and wholesale and retail retailers, whose final destination is the public supply through fuel pumps can increase in up to 4% with respect to the prices in force as of August 9, 2019; and

(ii) during the term of Decree 601/2019 deliveries of crude oil made in the local risk market will be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of 49.30 ARS/ US, equivalent to 5.58% increase over the current reference value, and a Brent reference price of 59 US/bbl.

As of the date of these consolidated financial statements, the Term of the said Resolution has ended.

2.5.2 Gas Market

During the last few years, the Argentine Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.5.2.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

In November 2013, pursuant to Resolution No. 60/13, the Commission created the IR Program covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and NGL importation penalties in case of breach of the committed volumes. Furthermore, companies benefiting from this Program and meeting the applicable conditions may request the interruption of their participation in that program and their incorporation into the current one. Resolution No. 60/13 (as amended by the Secretariat of Energy Resolution N° 22/14 and N° 139/14), established a price ranging from 4 US/ Millions of British Thermal Unit (“MMBTU”) to 7.5 US/MMBTU, based on the highest production curve attained. The IR Program had a validity date until December 2017.

On March 6, 2014 and January 30, 2015, PELSA was registered with this program pursuant to Resolutions No. 20/14, of the Secretariat of Economic Policies and Development Planning of the Ministry of Economy and Public Finances.

On January 4, 2016, the Executive Branch Decree No. 272/15 dissolved the Commission created pursuant to Executive Decree No. 1,277/12 and provided that the powers assigned to it would be exercised by the Ministry of Energy and Mining (“MEyM”).

On May 20, 2016, Executive Decree No. 704/16 authorized the delivery of bonds denominated in U.S. Dollars issued by the Argentine Government (BONAR 2020) for a face value of 6,211 for the settlement of amounts outstanding as at December 31, 2015 under the Program. Furthermore, the Executive Decree imposed restrictions on the transferability of such bonds, with a limit of up 3% per month without penalty until December 31, 2017, except to subsidiaries and/or affiliates, and required the filing of information on a monthly basis.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

On April 3, 2018, the MEyM issued Resolution No. 97/18 approving the procedure for the settlement of the outstanding compensations under this program. The beneficiary companies that elected for the application of the procedure included in the aforementioned resolution must declare their adhesion to it within the term of twenty business days, waiving all right, action, appeal and claim, present or future, both in administrative and judicial jurisdiction, in relation to the payment of the obligations arising from the Program.

On May 2, 2018, the Group filed with the MEyM the adhesion form, stating its consent and acceptance of the terms and scope of the aforementioned resolution. The balances outstanding as of December 31, 2017, subject to this settlement, amount to 14,366 for PELSA and 4,667 for APCO Argentina Branch that was acquired in April 4, 2018 (Note 31). The resolution establishes an estimated compensation amount of 13,569 for PELSA and of 4,700 for APCO Argentina Branch due to the recognition of higher amounts in terms of U.S. dollars than the original amounts in Argentine pesos converted at the prevailing exchange rate. The settlement procedure foreseen by the Resolution establishes that the amounts will be paid in thirty equal monthly and consecutive installments as from January 1, 2019. Because of this resolution, the Group recognized during the period beginning April 4, 2018 through December 31, 2018, a net loss of approximately 1,760 for the receivable recognized, the Extraordinary canon on SGIC and the recognition of the present value of this receivable according to the new terms net of the gain recognized on the present value of the liability of the Extraordinary canon within financial results. The balance outstanding as of December 31, 2018 is 15,948 and is included in Note 16.

On July 1, 2019, through Resolution No. 358/19, the Company was notified by the Ministry of Energy of the credit cancellation plan linked to the IR Program. Which according to said resolution will be canceled with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US to be amortized within a maximum term of thirty (30) installments.

During the year ended December 31, 2019, the Company has received 20,663 in Gas Natural Program Bonds, of which, at the close of the period have been amortized 8,257. As of December 31, 2019, the credit registered by the Company linked to the IR Program amounts to 12,406 of nominal value and 11,397 of current value. (See Note 16)

2.5.2.2 Agreement for gas supply to distributors

On November 29, 2017, PELSA, together with the main Argentine gas producers, executed with the MEyM the terms for the supply of natural gas to distributors aiming to establish basic conditions for the purchase of gas supply by distributors, effective from January 1, 2018 through December 31, 2019 (the “transition period”).

Moreover, it established the continuity of the gradual and progressive path of reduction of subsidies, all within the framework of the process of normalization of the natural gas market, which occurs within the period of validity of such Terms and Conditions until December 31, 2019 considered as the “transition period” until the price of natural gas supply agreements will be the price resulting from the free interaction of supply and demand.

The guidelines established in the Terms and Conditions include, among others, the recognition of the right to transfer to the gas canon the cost of gas acquisition paid by users and consumers; establishes the available volumes that each producer and each basin must make available daily to the distributors for each month, who may express their lack of interest before a certain date set forth in the Terms and Conditions; establishes penalties for non-compliance for any of the parties regarding their obligation to deliver or take gas; establishes gas prices for each basin for the next two years between 2018 and 2019, in US dollars, the parties being able to set prices lower than those established under the applicable free negotiations; establishes payment guidelines for the purchases made by the Distributors to producers; ENARSA assumes the obligation to supply the demand corresponding to areas reached by the subsidies of residential gas consumption contemplated in article 75 of Law 25,565 (corresponding to the areas of lower price of residential gas charged to users and consumers), during the period of transition.

The Terms and Conditions constitute the terms and conditions to consider in the negotiations of their respective individual agreements, without this being construed as an obligation. Additionally, the Terms and Conditions establish guidelines for early termination in the event of non-compliance by the parties.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.5.3 Oil Market

2.5.3.1 Oil Plus Program (“Petróleo Plus”)

The Company participated in the Oil Plus Program, which provided for certain incentives to production companies. On July 13, 2015, the Decree No. 1,330/15 abrogated this program created by Decree No 2,014/2008, which rewarded oil production companies that have increased production and reserves and provided that incentives pending liquidation would be settled through the issuance of Government bonds. On November 30, 2016, Decree 1,204/16 was published in the Official Gazette, expanding the issuance of Government bonds for the same purpose.

On September 15, 2015, the Company received the amount of 2,020 with BONAD 2018 bonds with a face value of one US each and the amount of 8,081 with BONAR 2024 bonds with a nominal value of one US each, based on Decree No 1,330/2015 mentioned above.

2.5.3.2 Argentine Hydrocarbons Industry Transition to International Price Agreement

In December 2015, after then new government assumed office, official exchange rate significantly depreciated, thus directly affecting on crude oil costs for refiners. On this regard, the Government jointly with Argentine’s producers and refiners, agreed domestic crude oil prices for 2016-year. A price of U.S. Dollars 67.5 and U.S. Dollars 54.9 per barrel was defined for Medanito variety and Escalante variety, respectively for the first seven months and the application of a 2%, 4%, 6%, 8% and 10% discount on the mentioned prices for the rest of the months, respectively.

On January 11, 2017, the Government and Argentine’s producers and refiners signed the Argentina Hydrocarbons Industry Transition to International Price Agreement, aiming to achieve international parity for domestic crude oil price produced and traded in Argentina during 2017.

On March 21, 2017, Executive Order No. 192/2017 created the Crude Oil and Oil Derivatives Import Operations Registry and established canon positions for certain products subject to registration and authorization requirements.

Notwithstanding the foregoing, the agreement provided for the power of either party to abandon the agreement during its term, which was also subject to compliance with certain variables such as the exchange rate or price of Brent crude oil within certain established parameters. During the last quarter of 2017, the price agreement was suspended because it considered this suspension in case the average international price of 10 days exceeds the local price, but it also states that it may be restored if the average price of Brent crude is positioned below the local price for more than 10 days.

Since then, the market players-producers and refiners-began to freely agree on domestic oil prices, generally valid on a calendar-month basis and linked to the Brent international benchmark, while maintaining limits on the exchange rate.

2.5.4 Royalties and other canons

Royalties are applied to the total production of the conventional and unconventional concessions and are calculated by applying 12% to production to the sale price, after discounting certain expenses in order to bring the value of the cubic meter of crude oil, natural gas and liquefied gas at a price from wellhead. Royalties are recorded at the statement of profit or loss in cost of sales.

As of July 2009, as part of the agreement to extend concessions with the Province of Neuquén, mentioned in Note 29.3, an extraordinary canon on production of 3% was included, for the production corresponding to the Neuquén province of the Entre Lomas and Bajada del Palo oil and gas properties.

Likewise, up to the declaration of commerciality of the fields Charco del Palenque and Jarilla Quemada in Agua Amarga, in November 2009 and August 2015, respectively, the joint operation paid to the Province of Río Negro a 6.5% royalty on the monthly production of these fields.

Finally, also as part of the extension agreement of the concession with the Province of Río Negro, mentioned in Note 29.3, an additional amount equivalent to 3% of the production corresponding to the Río Negro territory of the Entre Lomas area was included.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As part of the extension agreement of the concession mentioned in Note 29.3, an extraordinary canon on the production of 3% is included for the conventional areas of Entre Lomas Bajada del Palo and 6.5% for Agua Amarga.

Additionally, as a result of the Unconventional Hydrocarbons Exploitation Concession (“CENCH”) (See Note 29.3), a percentage of royalties on production of 12% was established.

B-	Mexico

2.5.5 Exploration and production activities

In 2013, Mexico introduced certain amendments to the Mexican Constitution, which led to the opening of the oil, natural gas, and power sectors to private investment.

As part of energy reform, Petróleos Mexicanos (“Pemex”) was transformed from a decentralized public entity into a productive state-owned company. In August 2014, the Mexican Congress passed secondary laws to implement the reforms. The reforms allow the Mexican government to grant contracts to private-sector entities in the upstream sector through public tenders. These amendments also allow private-sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons, including the processing, compression, liquefaction, regasification, transportation, distribution, marketing and retail of natural gas, the transportation, storage, distribution, marketing and retail of oil products, including NGL, and the transportation (through pipelines) and related storage of petrochemicals, including ethane.

The legislation enacted in 2014 includes the Mexican Hydrocarbons Law (Ley de Hidrocarburos), which preserves the concept of state ownership over hydrocarbons while located in the subsoil but allows private companies to take ownership over the hydrocarbons once they are extracted. The Mexican Hydrocarbons Law allows private-sector entities holding a permit granted by the Mexican Energy Regulatory Commission (“CRE”) to store, transport, distribute, commercialize and carry out direct sales of hydrocarbons, as well as to own and operate pipelines and liquefaction, regasification, compression and de- compression stations or terminals, and related equipment in accordance with technical and other regulations. In addition, private-sector entities may import or export hydrocarbons subject to a permit from the Mexican Ministry of Energy (“SENER”).

Permits granted prior to the enactment of the Mexican Hydrocarbons Law, including their general terms and conditions, will remain in force during their original term, and rights held by permit-holders will not be affected by the new laws and regulations. However, new permits, such as marketing permits granted by the CRE and import and export permits granted by the SENER are required.

2.5.6 Authorized Governmental Agency

SENER is responsible for developing the country’s upstream policy, including the determination of which areas will be made available through public tenders. They decide the bidding schedule and the contract models that are to apply. Additionally, they approve all non-fiscal terms of the contract. The Ministry of Finance (SHCP) approves all fiscal terms that apply to the contracts. The SHCP also participates in the audits.

CNH conducts the bidding rounds that award contracts to oil companies and consortiums of companies. They interface with Pemex and private companies and manage all E&P contracts. Contracts for the transportation, storage, distribution, compression, liquefaction, decompression, regasification, marketing, and sale of crude oil, oil products, and natural gas are granted by the CRE.

2.5.7 Market Regulations

In accordance with the Federal Revenue Law (Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017), during 2017 the Mexican Government gradually removed price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. To the date of issuance of these financial statements, sales prices of gasoline and diesel have been fully liberalized and are determined by the market.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.5.8 Federal Environmental Law

The Mexican Federal Environmental Liability Law (Ley Federal de Responsabilidad Ambiental) enacted on July 7, 2013 regulates environmental liability arising from damages to the environment including remediation and compensation. This liability regime is independent from administrative, civil or criminal liability regimes.

2.5.9 Royalties and other canons

The consideration that must be paid to the Mexican government will consist of:

a) Contractual fee for the exploratory phase

It applies to those areas that do not have a development plan approved by the CNH and will be calculated monthly applying the quota established for each square kilometer that includes the contractual area.

b) Royalties

Royalties are applied to the total production of the concessions and are calculated by applying the contractual percentage to the sale price. The contractual percentage may vary between 40% or 45% which will be adjusted in accordance with the provisions of the contract. There is also a variable royalty, which will be applied for each type of hydrocarbon by applying the rate corresponding to the sale price. Royalties are shown in the income statement and other comprehensive income consolidated within the cost of sales.

Note 3. Significant accounting judgements estimates and assumptions

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The estimates and accounting judgments used in the preparation of these financial statements are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3.1 Critical judgements in applying accounting policies

The following are the critical judgements, apart from those involving estimations (see Note 3.2), that the management have made in the process of applying the Company’s and predecessor accounting policies and that have the most significant effect on the amounts recognized in the financial statements.

3.1.1 Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 21.3, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the Management at financial statements date, and taking into account the Company’s litigation and resolution/settlement strategies.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimated.

3.1.2 Environmental remediation

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (i) such costs relate to improvements in safety; (ii) the risk of environmental pollution is prevented or limited; or (iii) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, based on environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

3.1.3 Business Combinations

The acquisition method involves the measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at the acquisition date.

For the purpose to determine the fair value of identifiable assets, the Company uses the valuation approach considered the most representative for each asset. These include the (i) income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, (ii) cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and (iii) market approach through comparable transactions method.

Likewise, in order to determine the fair value of liabilities assumed, the Company’s considers the probability of cash outflows that will be required for each contingency, and elaborates the estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management´s critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

3.1.4 Joint arrangements

Judgement is required to determine when the Company has joint control over an arrangement, that requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Company has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, including the approval of the annual capital and operating expenditure work programmed and budget for the joint arrangement, and the approval of chosen service providers for any major capital expenditure as required by the joint operating agreements applicable to the entity’s joint arrangements. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries, as set out in Note 2.3.3.

Judgement is also required to classify a joint arrangement. Classifying the arrangement requires the Company to assess their rights and obligations arising from the arrangement. Specifically, the Company considers:

•	The structure of the joint arrangement-whether it is structured through a separate vehicle.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

•

When the arrangement is structured through a separate vehicle, the Company also considers the rights and obligations arising from: (i)The legal form of the separate vehicle; (ii) The terms of the contractual arrangement; and (iii) Other facts and circumstances considered on a case-by-case basis.

This assessment often requires significant judgement. A different conclusion about both joint control and whether the arrangement is a joint operation or a joint venture, may materially affect the accounting, as set out in Note 2.3.3.

3.1.5 Functional currency

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. The functional currency of each entity in the Company is the US. Determination of functional currency may involve certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

3.2 Key sources of estimation uncertainty

The estimates, which have a significant risk of producing adjustments on the amounts of the assets and liabilities of the Company during the following year, are detailed below:

3.2.1 Impairment of Goodwill

Goodwill is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate the recoverable amount of the Group of CGUs to which the Goodwill relates should be assessed. In assessing whether goodwill has been impaired, the carrying amount of the Group of CGUs to which Goodwill has been allocated is compared with its recoverable amount. Where the recoverable amount of the Group of CGUs is less than the carrying amount (including goodwill), an impairment is recognized.

The Company carries a Goodwill of 28,484 on its statement of financial position as of December 31, 2019 and 2018, and nil and nil as of December 31, 2017 (Note 14), respectively, principally relating to the Initial Business Combination (Note 31). For impairment testing purposes, the goodwill generated through the PELSA and APCO business combinations (Notes 31.1 and 31.3) has been allocated to the CGU unconventional oil and gas operated in Argentina, while the goodwill generated through the JDM / Medanito business combination (Note 31.2) has been allocated to CGU conventional oil and gas operated in Argentina.

Determination as to whether a CGU or Group of CGUs containing Goodwill is impaired involves management estimates on highly uncertain matters including determining the appropriate Grouping of CGUs for Goodwill impairment testing purposes. The Company monitors Goodwill for internal management purposes based on its single business segment.

In testing goodwill for impairment, the Group uses the approach described Note 3.2.2

As of December 31,2019, and 2018 no impairment losses were recognized.

3.2.2 Impairment of non-financial assets other than Goodwill

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level at which there are separately identifiable cash flows that are largely independent of the cash flows of other Groups of assets or Cash Generated Units. Once the operations from the Initial business combinations disclosed in Note 31 have been integrated, the Company has determined the following: CGUs in Argentina (i) conventional oil and gas operating concessions; (ii) unconventional oil and gas operating concessions; (iii) conventional oil and gas non-operating concessions: (iv) unconventional oil and gas non-operating concessions. Likewise, the Company has identified the following CGU in Mexico: (i) conventional non-operating oil and gas concessions.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

In order to evaluate if there is evidence that a CGU could be impaired, both external and internal sources of information are analyzed, whenever events or changes in circumstances indicate that the carrying amount of an asset or CGU may not be recoverable. Examples of these events are: changes in the Group’s business plans, changes in the Group’s assumptions about commodity prices and discount rates, evidence of physical damage or, for oil and gas assets, significant downward revisions of estimated reserves or increases in estimated future development expenditure or decommissioning costs, the cost of raw materials, the regulatory framework, the projected capital investments and the evolution of the demand. If any such indication of impairment exists, the Group makes an estimate of the asset’s or CGU’s recoverable amount.

The recoverable amount of a CGU is the greater between: (i) its fair value less costs of disposal or disposal by other means and; (ii) its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is reduced to its recoverable amount. Given the nature of the Company’s activities, information on fair value less costs of disposing of an asset or CGU is often difficult to obtain unless negotiations are being conducted with potential buyers or similar operations. Consequently, unless otherwise indicated, the recoverable amount used in the impairment assessment is the value in use.

The recoverable amount of each CGU is estimated through two method: (i) present value of future net cash flows that these CGUs will generate and; (ii) comparable market. The business plans for each CGU, which are approved on an annual for the Company are the primary source of information for the determination of value in use.

As an initial step in the preparation of these plans, the Company sets various assumptions regarding market conditions, such as oil prices, natural gas prices, foreign currency exchange and inflation rates. These assumptions take into account existing prices, global supply-demand equilibrium for oil and natural gas, other macroeconomic factors and historical trends and variability. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset Group and are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money.

At each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. After a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Determination as to whether, and by how much, an asset or CGU is impaired involves management estimates on highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and resources, and future commodity prices, including the outlook for global or regional market supply-and-demand conditions for crude oil and natural gas. Judgement is required when determining the appropriate grouping of assets into a CGU. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques and could result in a material change to the carrying values of the Group’s assets.

Key assumptions used

The calculation of value in use made by the Company CGU’s is more sensitive to the following assumptions:

	Successor December 31, 2019	Successor December 31, 2018	Predecessor April 3, 2018	Predecessor December 31, 2017
Discount rates (post-tax)	12.6%	11.90%	11.25%	10.10%
Crude oil, NGL and Natural Gas prices
Crude oil-Brent (US/bbl)
2018	—	—	64.5	64.5
2019	—	70.0	65.0	65.0
2020	60.0	71.3	66.0	66.0
2021	60.4	69.6	65.9	65.9
Natural Gas-Local prices (US/MMBTU)
2018	—	—	4.60	4.60
2019	—	4.60	4.50	4.50
Onwards	3.5	4.60	4.50	4.50
NGL-Local prices (US/Tn.)
Onwards	300	430	439	439

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Discount rates: Discount rates represent the current market assessment of the risks specific to the Company, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (“WACC”), with appropriate adjustments made to reflect the risks and to determine the post-tax rate. The income tax rate used is the current statutory tax rate in Argentina of 30% 2020 onwards (See Note 32). The WACC takes into account both cost of debt and cost of equity. For the calculation of the WACC, public market data of certain companies that are considered similar to Vista according to the industry, region and specialty were used (“Comparable”).

The cost of equity is derived from the expected return on investment by the Company’s investors that arise from the Capital Asset Pricing Model. The cost of debt is derived from the cost of Comparable’ corporate bonds.

Crude oil, Natural Gas and NGL prices: Forecast commodity prices are based on management’s estimates and available market data.

For crude oil prices, the Company considered discounts or premium depending on the quality of the crude oil or natural gas produced in each of the CGUs. The evolution of Brent prices was estimated with the median projections of analysts from different banks on the Brent Price.

In order to forecast the local price of natural gas at 9.300 kcal/m3 (“Gas Price”), given that it is decoupled from the international price of gas and is influenced by the Argentina level of supply and demand balances, management used an average of the price received for the sale of gas in each of the CGUs. The Gas Price is adjusted linearly by the calorific value of the gas produced from each of the CGUs.

The Company’s long-term assumption for oil prices is similar to the recent market prices reflecting the judgement that recent prices are consistent with the market being able to produce sufficient oil to meet global demand sustainably in the longer term.

Production and reserves volumes: The estimated future level of production in all impairment tests is based on assumptions about future commodity prices, production and development costs, field decline rates, current fiscal regimes and other factors. Reserves assumptions for value-in-use tests are restricted to prove and probable reserves. To estimate the future level of production the reserve reports audited by external engineers and used a risk factor (between 70% and 100%) of success from their estimated full potential value.

Sensitivity to changes in assumptions

With regard to the assessment of value in use as of December 31, 2019 and 2018, management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the any CGU to materially exceed its recoverable amount.

With regard to the assessment of value in use as of December 31, 2017, the sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

	Sucessor As of December 31, 2019	Sucessor As of December 31, 2018	Predecessor As of December 31, 2017
Discount rate	+/- 100 basis points	+/- 100 basis points	+/- 100 basis points
Carrying amount	- / -	- / -	(0,100) / 0,900
Expected crude oil, natural gas and NGL prices	+/- 10%	+/- 10%	+/- 10%
Carrying amount	- / -	- / (9,707)	4,000 / (3,100)

The sensitivity analysis presented above may not be representative of the actual change in the carrying amount as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2019, December 31, 2018 and December 31, 2017, the net book value of Property, Plant and Equipment and Intangible Assets are shown in Note 13 and 14, respectively.

No impairment losses or recoveries were recognized during the period beginning April 4, 2018 through December 31, 2018 and for the year ended December 31, 2019 (Successor).

During the period beginning January 1, 2018 through April 3, 2018, and for the year ended December 31, 2017, total (recovery)/ impairment loss of nil and (5,290) were recognized in respect of producing oil and gas properties mainly corresponding to Agua Amarga and Entre Lomas CGUs (Predecessor).

The triggers for the impairment tests of the CGUs were primarily the effect of variability of prices, the macroeconomic situation of Argentina during those periods and variability of the discount rate. The recoverable amount was based on management’s estimate of the value in use (“VIU”) as of December 31, 2019, December 31, 2018, April 3, 2018 and December 31, 2017.

3.2.3 Current and deferred Income tax/ Minimum presumed income tax

The Company Management has to assess regularly the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially recognized, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets.

Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, Management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable profits and tax planning strategies.

Assumptions about the generation of future taxable profits depend on Management’s estimates of future cash flows. These estimates of future taxable profits are based on forecast cash flows from operations (which are impacted by production and sales volumes, oil and gas prices, reserves, operating costs, decommissioning costs, capital expenditure, dividends and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. In addition, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Comapany to obtain tax deductions in future periods.

3.2.4 Asset retirement obligations

Asset retirement obligations after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment. Technology, costs, political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations estimates are adjusted by the Company when it is justified by changes in the evaluation criteria or at least once a year.

The carrying amount as of December 31, 2019, December 31, 2018, and December 31, 2017 of the Asset retirement obligation is 21,748, 16,253, and 15,642, respectively. (See Note 21.1)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

3.2.5 Oil and gas reserves

Oil and gas properties are depreciated using the units of production (“UOP”) method over total proved developed hydrocarbon reserves. Reserves mean oil and gas volumes that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

The life of each item of property, plant and equipment, which is assessed at least annually, has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

Reserve estimates are adjusted when is justified by changes in the evaluation criteria or at least once a year. These reserve estimates are based on the reports of oil and gas consulting professionals.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Note 3.2.1, Note 3.2.2, Note 13 and Note 35).

3.2.6 Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

For the measurement of the fair value of SOP with employees at the grant date, the Company uses a Black & Sholes model. The carrying amount, assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 33.

Note 4. Segment information

The CODM which is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors the operating results and performance indicators of its oil and gas properties on an aggregated basis, consistent with, due to the purpose of making decisions about the allocation of the resources, global negotiation with suppliers and the way agreements are managed with customers.

The Committee considers the business as one single segment, the E&P of natural gas, NGL and crude oil (includes all upstream business activities), through its own activities, subsidiaries and share holdings in joint operations, and based on the business nature, customer portfolio and risks involved. The Company did not aggregate any segment, as it has only one.

As of December 31, 2018, all revenues are derived from Argentine external customers. For the year ended December 31, 2019, the Company generated 99% of its revenues from external customers in Argentina and 1% in Mexico.

For the period beginning April 4, 2018 through December 31, 2018, January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017, all its revenues and operations are derived from external Argentine customers, the depreciation of oil and gas properties and property, plant and equipment is fully associated with Argentina.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in this condensed financial statement.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The following table summarizes non-current assets by jurisdiction:

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Argentina	982,397	871,313	260,547	288,676
Mexico	30,165	29,684	—	—

Total non-current assets	1,012,562	900,997	260,547	288,676

Note 5. Revenue from contracts with customers

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Sales of goods	415,976	331,336	44,463	198,075

Revenue from contracts with customers	415,976	331,336	44,463	198,075

The Company’s transactions and the main revenues steams are described in Note 2.4.7. The Company’s revenues are derived from contracts with customers.

5.1 Disaggregated revenue information

Types of goods	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Revenue from crude oil	338,272	260,079	31,501	146,635
Revenue from natural gas	71,524	65,164	11,418	45,947
Revenue from NGL	6,180	6,093	1,544	5,477
Revenue from other goods and services	—	—	—	16

Revenue from contracts with customers	415,976	331,336	44,463	198,075

Sales Channel	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Refineries	338,272	260,079	31,501	146,635
Industries	39,279	51,240	8,729	26,680
Retail distributors of natural gas	26,452	10,254	—	893
Commercialization of NGL	6,180	6,093	1,544	5,477
Natural gas for electricity generation	5,793	3,670	2,689	18,374
Other sales channels	—	—	—	16

Revenue from contracts with customers	415,976	331,336	44,463	198,075

5.2 Performance obligations

The Company’s performance obligations relate to transfer goods to their customers. The Company’s upstream business carries out all activities relating to the exploration, development and production of oil and natural gas. Revenue from customers is generated mainly from the sale of produced oil, natural gas and NGL to third parties at a point in time.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 6. Operating expenses and crude oil stock fluctuation

Note 6.1 Operating expenses

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Fees and compensation for services	67,209	55,813	10,956	47,371
Consumption of materials and repairs	17,062	9,694	4,028	15,416
Salaries and social security charges	10,943	7,353	1,515	7,714
Easements and canons	9,632	7,147	1,329	4,082
Transportation	2,914	2,204	113	531
Employee benefits	2,836	1,421	270	1,240
General expenses	3,835	2,613	156	1,107

Total operating expenses	114,431	86,245	18,367	77,461

Note 6.2 Crude oil stock fluctuation

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018		Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Inventories of crude oil at the beginning of the period/year (Note 18)	2,722	2,201	(1)	1,468	9,034
Plus: Charges for the period/year
Incorporation of inventories for acquisition of companies (2)		1,762		—	—
Less: Inventories of crude oil at the end of the period/year (Note 18)	(3,032)	(2,722)		(2,201)	(1,468)

Total crude oil stock fluctuation	(310)	1,241		(733)	7,566

(1)	The inventory of crude oil acquired from PELSA for an amount of 2,201 are included in the inventories at the beginning of the period held by the Successor entity.
(2)	This amount includes the inventory of crude oil acquired from APCO and acquired from the 3.85%. There was no inventory acquired from JdM nor Medanito.

Note 7. Selling expenses

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Taxes, rates and contributions	13,115	10,349	1,506	6,739
Transportation	9,596	5,878	787	3,593
Tax on bank transactions	4,495	4,390	648	2,367
(Reversal) /Allowances for expected credit losses (Note 16)	(118)	539	49	—
Fees and compensation for services	50	158	101	542
Others	—	27	—	23

Total selling expenses	27,138	21,341	3,091	13,264

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 8. General and administrative expenses

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Salaries and social security	10,958	6,493	375	2,913
Share-based payments	10,655	4,021	—	—
Fees and compensation for services	9,603	9,067	67	293
Employee benefits	6,055	2,366	253	639
Taxes, rates and contributions	1,718	951	18	27
Institutional advertising and promotion	1,179	272	—	—
Depreciation of property, plant and equipment	—	—	518	2,066
Others	2,232	1,032	235	836

Total general and administrative expenses	42,400	24,202	1,466	6,774

Note 9. Exploration expenses

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Geological and geophysical expenses	676	637	44	320
Salaries and social security charges	—	—	74	642
Employee benefits	—	—	16	87

Total exploration expenses	676	637	134	1,049

Note 10. Other operating income and expenses

Note 10.1 Other operating income

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Services to third parties (1)	3,165	2,699	763	412
Surplus Gas Injection Compensation (SGIC)	—	—	291	16,938
Gain on sale of property, plant and equipment	—	—	—	384
Reversal of allowance for expected credit losses	—	—	—	13
Other	—	—	186	55

Total other operating income	3,165	2,699	1,240	17,802

(1)	Includes services provided to customers that does not correspond to the main activity of the Company.

10.2 Other operating expenses

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Restructuring expenses (1)	(3,244)	(12,018)	—	—
Allowance for materials and spare parts (2)	(972)	(1,125)	—	(491)
Provision for environmental remediation (Note 21.2)	(816)	(1,168)	—	—
Provision for contingencies (Note 21.3)	(422)	(240)	(2)	(2,566)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Transaction cost related to the business combinations (Note 31)	—	(2,380)	—	—
Extraordinary tariff on SGIC	—	—	(133)	(1,711)
Others	(726)	(1,166)	—	(357)

Total other operating expenses	(6,180)	(18,097)	(135)	(5,125)

(1)

The Company recorded restructuring expenses that includes payments and other related fees, such charges relates principally to the reorganization of the Group structure and to the creation of a new midstream business mention in Note 27.

(2)	Includes 360 related to current materials and spare parts, and 612 related to non-current materials and spare parts for the year ended December 31, 2019.

Note 11. Financial results

11.1 Interest income

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Financial interests	1,328	2,125	—	—
Interests on government notes at amortized costs	2,442	407	239	166

Total interest income	3,770	2,532	239	166

11.2 Interest expense

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Borrowings interest (Note 17.2)	(34,159)	(15,546)	—	—
Other interest	(4)	(200)	(23)	(18)

Total interest expense	(34,163)	(15,746)	(23)	(18)

11.3 Other financial results

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Costs of early settlements of borrowings and amortized costs (Note 17.4)	(2,076)	(14,474)	—	—
Changes in the fair value of Warrants (Note 17.5.1)	6,840	(8,860)	—	—
Foreign currency exchange difference, net	(2,991)	3,005	(995)	(1,506)
Effect of discount of assets and liabilities at present value	(10)	(2,743)	—	—
Changes in the fair value of the financial assets	873	1,415	69	1,885
Interest expense leases (Note 2.2)	(1,561)	—	—	—
Unwinding of discount on asset retirement obligation (Note 21.1)	(1,723)	(897)	(233)	(815)
Others	(67)	(366)	—	—

Total other financial results	(715)	(22,920)	(1,159)	(436)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 12. Profit/Loss per share

a) Basic

Basic profit (loss) per share are calculated by dividing the results attributable to the Company’s and its Predecessor’s equity interest holders, respectively, by the weighted average of outstanding common shares during the period / year of the Company and its Predecessor, respectively.

b) Diluted

Diluted profit (loss) per share are by dividing the net (loss) / earnings by the weighted average number of common shares of the Company and its Predecessor, respectively, outstanding during the period, plus the weighted average number of common shares with dilution potential.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted profit (loss) per share equal to the basic.

As of April 3, 2018, and December 31, 2017, the Predecessor Company does not hold any potential dilutive shares nor any antidilutive potential share; therefore, there are no differences with the basic earnings (loss) per share.

	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Net (loss)/profit for the period/year	(6,649)	13,905
Weighted average number of outstanding common shares (number of shares)	95,443,572	95,443,572

Basic and diluted (losses) earnings per common share (US per share)	(0.070)	0.146

As of December 31, 2018, and 2019, the Successor Company has shares that can potentially be dilutive.

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018
Net (loss)/profit for the period/year	(32,723)	(26,382)
Weighted average number of outstanding common shares (number of shares)	80,068,287	70,409,317

Basic and diluted (loss) earnings per common share (US per share)	(0.409)	(0.375)

As of December 31, 2018, the Successor Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:

(i)	21,666,667 Series A shares related to the 65,000,000 to the Series A Warrants (See Note 20.1),

(ii)	9,893,333 related to the 29,680,000 Warrants (Note 20.1),

(iii)	1,666,667 related to the 5,000,000 Forward Purchase Agreement (“FPA”) (See Note 20.1),

(iv)	500,000 Series A shares, related to a certain private subscription agreement (See Note 20.1), and

(v)	8,750,000 related to the share-based payments granted to employee (See Note 33).

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2019, the Successor Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

(i)	21,666,667 Series A shares related to the 65,000,000 to the Series A Warrants (See Note 20.1);

(ii)	9,893,333 related to the 29,680,000 related to the Sponsor Warrants (See Note 20.1);

(iii)	1,666,667 related to the 5,000,000 Forward Purchase Agreement (“FPA”) (See Note 20.1);

(iv)	8,432,068 Series A shares to be used pursuant to the LTIP for employee and for which has not been granted as part of LTIP.

Due to the anti-dilutive nature of the potential common shares disclosed above there are no differences with the basic loss per share.

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 13. Property, plant and equipment

Changes in property, plant and equipment for the year ended December 31, 2019 and for the periods from April 4, 2018 through December 31, 2018, for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 are as follows:

Cost	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties		Wells and production facilities (3)	Work in progress	Materials	Total
As of January 1, 2017	351	15,898	61,991		967,931	5,508	1,796	1,053,475

Additions	—	1,189	—		1,290	28,354	3,093	33,926
Transfers	—	—	—		29,951	(29,951)	—	—
Disposals	—	(91)	—		—	—	(3,614)	(3,705)

As of December 31, 2017	351	16,996	61,991		999,172	3,911	1,275	1,083,696

Additions	—	—	—		—	3,999	4,564	8,563
Transfers	—	644	—		2,995	(3,639)	—	—
Disposals	—	—	—		(288)	—	(1,241)	(1,529)

As of April 3, 2018	351	17,640	61,991		1,001,879	4,271	4,598	1,090,730

Accumulated depreciation from business combination of PELSA to arrive to net book value	(69)	(10,698)	(50,152)		(778,061)	—	—	(838,980)
Additions from PELSA’s acquisition (Note 31.1)	14	409	47,725		12,588	225	17	60,978
Additions from business combination of JdM and Medanito (Note 31.2)	1,818	1,726	—		78,298	4,254	—	86,096
Additions from business combination of APCO (Note 31.3)	89	2,188	300,997		73,275	1,675	2,162	380,386
Additions	18	1,116	9,000		4,732	117,348 (2)	18,085	150,299
Transfers	—	3,459	—		44,090	(32,178)	(15,371)	—
Disposals	—	(175)	(18,255	) (1)	(11,839)	(4,902)	—	(35,171)

As of December 31, 2018	2,221	15,665	351,306		424,962	90,693	9,491	894,338

Additions	224	83	261		4,596	142,791	96,624	244,579
Transfers	—	4,697	1,509		229,244	(157,959)	(77,491)	—
Disposals	—	(34)	—		(112)	—	(1,170)	(1,316)

As of December 31, 2019	2,445	20,411	353,076		658,690	75,525	27,454	1,137,601

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Accumulated depreciation and impairment	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities	Work in progress	Materials	Total
As of January 1, 2017	(62)	(9,165)	(54,666)	(703,433)	—	—	(767,326)

Depreciation and depletion charge for the year	(6)	(1,305)	(1,417)	(59,794)	—	—	(62,522)
Impairment loss (recovery)	—	—	6,467	(1,777)	—	—	5,290
Eliminated on disposals	—	91	—	—	—	—	91

As of December 31, 2017	(68)	(10,379)	(49,616)	(764,404)	—	—	(824,467)

Depreciation and depletion charge for the period	(1)	(319)	(536)	(13,657)	—	—	(14,513)

As of April 3, 2018	(69)	(10,698)	(50,152)	(778,061)	—	—	(838,980)

Reversal of Accumulated depreciation from business combination of PELSA	69	10,698	50,152	778,061	—	—	838,980
Depreciation and depletion charge for the period	(14)	(1,529)	(1,426)	(71,006)	—	—	(73,975)
Eliminated on disposals	—	175	—	184	—	—	359

As of December 31, 2018	(14)	(1,354)	(1,426)	(70,822)	—	—	(73,616)

Depreciation and depletion charge for the year	(75)	(2,518)	(18,063)	(126,323)	—	—	(146,979)
Disposals	—	34	—	26	—	—	60

As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)

Net book value
As of December 31, 2019	2,356	16,573	333,587	461,571	75,525	27,454	917,066

As of December 31, 2018	2,207	14,311	349,880	354,140	90,693	9,491	820,722

As of December 31, 2017	283	6,617	12,375	234,768	3,911	1,275	259,229

(1)	Disposals of Oil and Gas properties of the year 2018 are related to CASO-Aguila Mora swap agreement. This transaction did not generate cash flow
(2)	Additions of work in progress of year 2018 includes wells related to Águila Mora oil and gas property for 13,157. This transaction did not generate cash flows (Note 29.3.5).
(3)	Additions of wells and production facilities of the year 2019 includes 4,141 related to the reestimations of assets retirement obligation.

Please refer to Note 3.2.2 for the details on impairment testing of oil and gas properties.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 14. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the year ended December 31, 2019 and for the periods from April 4, 2018 through December 31, 2018, for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 are as follows:

		Other intangible assets
Cost	Goodwill	Software licenses	Exploration rights	Total
As of January 1, 2017	—	5,042	—	5,042

Additions	—	240	—	240

As of December 31, 2017	—	5,282	—	5,282

Additions	—	13	—	13

As of April 3, 2018	—	5,295	—	5,295

Additions	—	1,805	29,681	31,486
Additions from business combinations (Note 31)	28,484	75	—	75
Accumulated depreciation from business combination of PELSA to arrive to net book value	—	(4,459)	—	(4,459)

As of December 31, 2018	28,484	2,716	29,681	32,397

Additions	—	4,225	—	4,225
Disposals	—	—	(278)	(278)

As of December 31, 2019	28,484	6,941	29,403	36,344

Accumulated amortization
As of January 1, 2017	—	(3,506)	—	(3,506)

Amortization charge for the year	—	(755)	—	(755)

As of December 31, 2017	—	(4,261)	—	(4,261)

Amortization charge for the period	—	(198)	—	(198)

As of April 3, 2018	—	(4,459)	—	(4,459)

Reversal of accumulated depreciation from business combination of PELSA	—	4,459	—	4,459
Amortization charge for the period	—	(797)	—	(797)

As of December 31, 2018	—	(797)	—	(797)

Amortization charge for the period	—	(1,518)	—	(1,518)

As of December 31, 2019	—	(2,315)	—	(2,315)

Net book value
As of December 31, 2019	28,484	4,626	29,403	34,029

As of December 31, 2018	28,484	1,919	29,681	31,600

As of December 31, 2017	—	1,021	—	1,021

Goodwill arises from the business combinations (see Note 31) principally because the Company’s ability to capture unique synergies that can be realized from managing a portfolio of the acquired oil and gas fields

Software licenses are being amortized over the estimated useful economic life of three years.

For impairment testing purposes, the goodwill generated through the PELSA and APCO business combinations (Notes 31.1 and 31.3) has been allocated to the CGU unconventional oil and gas operated in Argentina, while the goodwill generated through the JDM / Medanito business combination (Note 31.2) has been allocated to the CGU conventional oil and gas operated in Argentina.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Exploration rights relates to the acquisition of 50% working interest in three oil and gas properties in which Jaguar Exploration and Production of Hydrocarbons S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción, S.A.P.I. de C.V. (“Pantera”) were licensees (Note 29.3.10).

Note 15. Deferred income tax assets and liabilities and income tax expense

The composition of the deferred tax assets and liabilities is as follows:

	Successor December 31, 2018	Profit (loss)	Other equity movements	Other comprehensive income (loss)	Successor December 31, 2019
Short-term investments	—	523	—	—	523
Trade and other receivables	1,776	(619)	—	—	1,157
Employee defined benefit plans	598	635	—	394	1,627
Share-based payment reserve	—	—	1,166	—	1,166
Unused tax loss	—	7,345	—	—	7,345
Provisions	5,610	1,250	—	—	6,860
Right-of-use assets, net	—	65	—	—	65

Deferred income tax assets	7,984	9,199	1,166	394	18,743

Property, plant and equipment	(140,236)	2,168	—	—	(138,068)
Borrowings’ transaction costs	(1,351)	(249)	—	—	(1,600)
Intangible assets	(55)	(716)	—	—	(771)
Inventory	(40)	(1,311)	—	—	(1,351)
Other	(59)	56	—	—	(3)
Inflationary adjustment	—	(23,493)	—	—	(23,493)

Deferred income tax liabilities	(141,741)	(23,545)	—	—	(165,286)

Net deferred income tax liabilities	(133,757)	(14,346)	1,166	394	(146,543)

	Predecessor April 3, 2018	Change due to business combination	Profit (loss)	Other comprehensive income (loss)	Successor December 31, 2018
Trade and other receivables	479	44	1,253	—	1,776
Employee defined benefit plans	1,403	438	(2,134)	891	598
Provisions	4,046	1,300	264	—	5,610

Deferred income tax assets	5,928	1,782	(617)	891	7,984

Property, plant and equipment	(37,618)	(92,289)	(10,329)	—	(140,236)
Borrowings’ transaction costs	—	—	(1,351)	—	(1,351)
Intangible assets	(74)	—	19	—	(55)
Financial assets at FVTPL	—	(1)	1	—	—
Inventory	—	—	(40)	—	(40)
Other	(401)	—	342	—	(59)

Deferred income tax liabilities	(38,093)	(92,290)	(11,358)	—	(141,741)

Net deferred income tax liabilities	(32,165)	(90,508)	(11,975)	891	(133,757)

	Predecessor January 1, 2018	Profit (loss)	Other comprehensive income (loss)	Predecessor April 3, 2018
Trade and other receivables	263	216	—	479
Employee defined benefit plans	956	425	22	1,403
Inventory	288	(288)	—	—
Provisions	4,593	(547)	—	4,046

Deferred income tax assets	6,100	(194)	22	5,928

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Predecessor January 1, 2018	Profit (loss)	Other comprehensive income (loss)	Predecessor April 3, 2018
Property, plant and equipment	(34,550)	(3,068)	—	(37,618)
Intangible assets	(83)	9	—	(74)
Financial assets at FVTPL	(76)	76	—	—
Other	(231)	(170)	—	(401)

Deferred income tax liabilities	(34,940)	(3,153)	—	(38,093)

Net deferred income tax liabilities	(28,840)	(3,347)	22	(32,165)

	Predecessor January 1, 2017	Profit (loss)	Other comprehensive income (loss)	Predecessor December 31, 2017
Trade and other receivables	2,145	(1,882)	—	263
Employee defined benefit plans	1,175	(343)	124	956
Inventory	232	56	—	288
Provisions	5,203	(610)	—	4,593
Other	160	(160)	—	—

Deferred income tax assets	8,915	(2,939)	124	6,100

Property, plant and equipment	(47,353)	12,803	—	(34,550)
Intangible assets	(114)	31	—	(83)
Financial assets at FVTPL	(6)	(70)	—	(76)
Other	(1)	(230)	—	(231)

Deferred income tax liabilities	(47,474)	12,534	—	(34,940)

Net deferred income tax liabilities	(38,559)	9,595	124	(28,840)

Deferred tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their offset, are disclosed in the statement of financial position:

	Successor December 31, 2019	Sucessor December 31, 2018	Predecessor December 31, 2017
Deferred income tax asset, net	476	—	—
Deferred income tax liabilities, net	(147,019)	(133,757)	(28,840)

The breakdown of income tax charge is as follows:

	Successor For the year ended December 31, 2019	Successor For the period from April 4, 2018 throuh December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Current income tax
Current income tax income / (charge)	(3,032)	(35,450)	(4,214)	(16,117)
Difference in the estimate of previous fiscal year income tax and the income return	1,146	—	(401)	161
Deferred income tax
Relating to origination and reversal of temporary differences	(14,346)	(11,975)	(3,345)	9,595

Income tax (expense) / benefit reported in the statement of profit or loss	(16,232)	(47,425)	(7,960)	(6,361)

Deferred tax charged to OCI	394	891	22	124

Total income tax charge	(15,838)	(46,534)	(7,938)	(6,237)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Below is a reconciliation between income tax (expense) and the amount resulting from application of the tax rate on the (loss) profit before income taxes:

	Successor For the year ended December 31, 2019	Successor For the period from April 4, 2018 throuh December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Profit /(loss) before income tax	(16,491)	21,043	1,311	20,266
Current statutory income tax rate	30%	30%	30%	35%

Income tax at the statutory income tax rate	4,947	(6,313)	(393)	(7,093)

Items that adjust the income tax (expense) / benefit:
Non-deductible expenses	(1,782)	(5,824)	(3)	(17)
Non- taxable income	—	—	—	(661)
Inflation adjustment (Note 32.1)	(31,796)	—
Effect of the measurement of monetary and non-monetary in their functional currency	15,395	(39,187)	(7,163)	(10,976)
Effect of statutory income tax rate change in deferred income tax (Note 32)	—	21,491	—	10,372
Unrecognized tax losses and other assets	(7,285)	(23,176)	—	—
Difference in the estimate of previous fiscal year income tax and the income tax statement	1,146	—	(401)	161
Inflation update unrecognized tax losses	1,675	—	—
Effect related to statutory income tax rate change	2,721	—	—
Effect of the impairment recovery of property, plant and equipment	—	—	—	1,851
Issuance expenses	—	5,651	—	—
Other	(1,253)	(67)	—	—

Total income tax expense	(16,232)	(47,425)	(7,960)	(6,361)

Some subsidiaries in Mexico have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
2027	7,607	7,110	—
2028	61,979	56,891	—
2029 Onward	23,059	—	—

Total tax loss	92,645	64,001	—

Breakdown of the income tax liability:

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Current
Income tax, net of withholdings and advances	3,039	22,429	1,401

Total current	3,039	22,429	1,401

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 16. Trade and other receivables

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Non-current
Other receivables:
Prepayments, tax receivables and others:
Prepaid expenses and other receivables	9,594	10,646	90
Minimum presumed income tax	1,462	—	—
Turnover tax credit	455	496	—

	11,511	11,142	90

Financial assets:
Natural gas surplus injection stimulus program (1)	3,600	9,049	—
Advances and loans to employees	772	—	—
Mandatory save credit	—	—	207

	4,372	9,049	207

Total non-current other receivables	15,883	20,191	297

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Current
Trade:
Receivables from oil and gas sales (net)	52,676	55,032	3,898
Related parties (Note 26)	—	—	26,720
Checks to be deposited	3	883	8,321

Trade receivables	52,679	55,915	38,939

Other receivables:
Prepayments, tax receivables and others:
Income tax credit	16,274	3,826	—
Value Added Tax (“VAT”)	3,953	10,127	—
Prepaid expenses	1,861	572	83
Turnover tax credit	1,158	1,938	—

	23,246	16,463	83
Financial assets:
Natural gas surplus injection stimulus program (1)	7,797	6,899	14,366
Loans to third parties	1,241	—	—
Receivables from services to third parties	3,797	2,850	1,252
Price stability program of NGL	480	151	218
Director’s advances and loans to employees	284	1,818	22
Grants on propane credit	—	982	753
Related parties (Note 26)	3,169	186	575
Balances with joint operations	14	—	38
Other	730	786	26

	17,512	13,672	17,250

Other receivables	40,758	30,135	17,333

Total current trade and other receivables	93,437	86,050	56,274

(1)	Corresponds to balances pending collection for compensations under the IR Program (Note 2.5.2.1).

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues

The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. As of December 31, 2017, the allowance for expected credit losses of trade receivables recognized by PELSA corresponds mainly to the amount of the credit included in the reorganization proceeding initiated by Oil Combustibles S.A. The Company has recognized a loss allowance of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

As of December 31, 2019, December 31, 2018 and December 31, 2017 trade receivables and other receivables under 90 days past due amounted to 6,189, 11,798 and 6,839, respectively, however no allowance for expected credit losses of trade receivables was recorded. Furthermore, it was recognized as a provision for expected credit losses in trade receivable and other receivables of 100, 257 and 6,161, respectively.

The movements in the allowance for the expected credit losses of trade receivables and other receivables are as follows:

	Successor For the year ended December 31, 2019	Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period From January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
At the beginning of period / year	(257)	—	6,161	6,294
(Reversal)/ Allowance for expected credit losses (Note 7)	118	(539)	49	—
Decreases	—	—	—	(13)
Exchange difference	39	282	(49)	(120)

At the end of the period/year	(100)	(257)	6,161	6,161

As of the date of these financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

Note 17. Financial Assets and financial liabilities

17.1 Borrowings:

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Non-Current
Borrowings	389,096	294,415	—

Total non-current	389,096	294,415	—

Current
Borrowings	62,317	10,352	—

Total current	62,317	10,352	—

Total Borrowings	451,413	304,767	—

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The maturities of the Company’s borrowings (excluding lease liabilities) and its exposure to interest rates are as follow:

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Fixed rate
Less than one year	43,370	4,841	—
One to two years	200,172	14,721	—
Three to five years	44,932	132,486	—

	288,474	152,048	—
Floating rates
Less than one year	18,947	5,5111	—
One to two years	99,060	14,721	—
Three to five years	44,932	132,487	—

	162,939	152,719	—

See Note 17.5 for information regarding the fair value of the borrowings.

The following table details the carrying amount of borrowings as of December 31, 2019:

Subsidiary (1)	Bank	Subscription date	Currency	Amount of principal	Interest	Rate	Expiration	Carrying amount
Vista Argentina	Banco Galicia, Banco Itáu Unibanco, Banco Santander Rio y Citibank NA (1)	July, 2018	US	150,000	Floating	Libor + 4,5%	July, 2023	306,199
				150,000	Fixed	8%
Vista Argentina	Banco de la Ciudad de Buenos Aires	March, 2019	US	7,000	Fixed	7%	March, 2020	7,007
Vista Argentina	Banco BBVA Argentina S.A.	July, 2019	US	15,000	Fixed	9.4%	July, 2022	15,236
Vista Argentina	Banco BBVA Argentina S.A.	December 2019	ARS	725,000	Fixed	62%	March, 2020	12,496
Vista Argentina	Banco de Galicia y Buenos Aires S.A.	December 2019	ARS	600,000	Floating	Badlar + 8.25%	March, 2021	10,289

(1)

During the term of the loan, the Company through its subsidiaries Vita Argentina, Vista Holding I and Vista Holding II, must comply with the following restrictions, according to the parameters defined in the loan contract.

(i)	The ratio of consolidated net debt to EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) consolidated.

(ii)	The Consolidated Interest Coverage Index as of the last day of any fiscal quarter, beginning with the quarter ending September 30,2018.

“Consolidated Interest Coverage Ratio” shall mean, for any date of determination, the ratio of (a) Consolidated EBITDA for the test period ended on such date to (b) Consolidated Interest Expense of Vista and its Restricted Subsidiaries for such period.

(iii)	Adjusted Consolidated Net Debt to Adjusted Consolidated EBITDA Ratio of Vista Holding I.

This credit facility includes covenants restricting, but not prohibiting, among other things, Vista Argentina, Vista Holding I and Vista Holding II and the Company’s ability to: (i) incur or guarantee additional debt; (ii) create liens on its assets to secure debt; (iii) dispose of assets (iv) merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets; (v) change their existing line of business (vi) declare or pay any dividends or return any capital, other than certain limited payments; (vii) make investments; (viii) enter into transactions with affiliates; (ix) and change their existing accounting practices.

As of December 31, 2019, and 2018, there was no non-compliance of said affirmative, negative and financial covenants.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Additionally, Vista Argentina issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commision in Argentina (“CNV”) and issued the following negotiable obligations:

Subsidiary	Documents	Subscription date	Currency	Amount of principal	Interest	Rate	Expiration	Carrying amount
Vista Argentina	Negotiable Obligations	July 2019	US	50,000	Fixed	7.88%	July 2021	50,109
Vista Argentina	Negotiable Obligations	August 2019	US	50,000	Fixed	8.5%	August 2022	50,077

Under the aforementioned Program of Notes, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

17.1.1 Loan Agreement with OPIC

On September 11, 2019, the Board of Directors of the Overseas Private Investment Corporation (“OPIC”) has approved a credit line up to 300,000 in financing to Vista Argentina and 150,000 to Aleph, with a term of up to ten years, which are subject to the conclusion of the final documents. As of the date of these consolidated financial statements no funds related to this loan were received

17.2 Changes in liabilities arising from financing activities

The movements in the borrowings are as follows:

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Balance at the beginning of the periods/year	304,767	—	—	—
Balance of financial liability as of April 4, 2018 of VISTA related to Series A shares	—	647,083	—	—
Proceeds from the bridge loan (1)	—	260,000	—	—
Payment of bridge loan transaction costs	—	(11,904)	—	—
Payment of bridge loan (1)	—	(260,000)	—	—
Proceeds from loans	234,728	300,000	—	—
Payment of loans transaction costs	(1,274)	(8,333)	—	—
Payment of redemption of Series A shares (Note 20.1)	—	(204,590)	—	—
Capitalization of liability related to Series A shares (2)	—	(442,491)	—	—
Interes expense (2) (Note 11.2)	34,159	15,546	—	—
Payment of borrowings’ interests	(32,438)	(5,018)	—	—
Payment of borrowings’ principal	(90,233)	—	—	—
Costs of early settlements of borrowings and amortized cost (Note 11.3)	2,076	14,474	—	—
Foreing currency exchange difference	(372)

At the end of the period/year	451,413	304,767	—	—

(1)

On April 4, 2018, the Company subscribed a bridge loan agreement with Citibank, NA, Credit Suisse AG and Morgan Stanley Senior Funding, Inc., as co-lenders, for an amount of 260,000 in order to pay a portion of the price of acquisition of the shares of APCO and APCO Argentina. Such loan originated transaction costs for an amount of 11,904. The loan had an expiration date on February 11, 2019 and bore interest of 3.25% to be increased on a quarterly basis reaching 5% at the expiration date. The repayment of the entire principal would occur on the final maturity date. The repayment of the entire principal and interest accrued occurred on July 19, 2018.

This loan was prepaid on July 19, 2018, when a new financing was obtained through its Argentine subsidiary as explained in item 2). Consequently, the collateral in favor of the lenders was released. As of that date, the remaining amount of deferred expenses related to this loan for 11,904 were recognized in profit or loss.

(2)	Non-cash movement

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

17.3 Warrants

Along with the issuance of the Serie A common shares at the IPO, the Company placed 65,000,000 warrants to purchase one-third of a Serie A common shares at a strike price of 11.50 US per share (the “Serie A Warrants”). These Serie A Warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for a class A common share for any 20 trading days within an applicable 30-trading day period shall equal or exceed the peso equivalent of 18.00 US and the Company decides to early terminate the exercise period of the warrants. In the event the Company declares an early termination, Vista will have the right to declare that the exercise of the Series A Warrants to be made on a “cashless basis”. If the Company elects the cashless exercise, holders of Series A Warrants electing to exercise such warrants shall do so by surrendering warrants and receiving a variable number of Series A shares resulting from the formula set forth in the warrant indenture, which captures the average of the US equivalent of the closing price of the class A shares during a 10-day period.

Substantially at the same time, the Company’s sponsors purchased a total of 29,680,000 warrants to purchase one-third of a Series A common share at a strike price of 11.50 US per share (the “Warrants”) for 14,840 in a private placement that was made simultaneously with the closing of the Initial Public Offering in Mexico. The Warrants are identical to and fungible with the Series A Warrants; however, the Warrants may be exercised for cash or on a cashless basis for a variable number of Series A shares at the discretion of Vista’s sponsors or their permitted transferees. If the Warrants are held by other persons, then they will be exercisable by on the same basis as the other warrants.

On February 12, 2019, the Company completed the sale of 5,000,000 of warrants to purchase one-third of a Series A common shares pursuant to a Forward Purchase Agreement and certain subscription commitment, at a price of 11.50 US/per share.

On August 15, 2018, the exercise period of the aforementioned Warrants commenced.

As of December 31, 2019, and 2018 warrant’s holders have not exercised our right.

The liability associated with the warrant will eventually be converted to the Company’s equity (Serie A common shares) when the warrants are exercised or will be extinguished upon the expiry of the outstanding warrants and will not result in the payment of any cash by the Company.

In accordance with IFRS, a contract to issue a variable number of shares should be classified as a financial liability and measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss and comprehensive income.

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Non-Current
Warrants	16,860	23,700	—

Total non-current	16,860	23,700	—

17.4 Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Assets
American government bonds (Note 22)	7,882	—	7,882
Natural gas surplus injection stimulus program (Note 16)	3,600	—	3,600
Advances and loans to employees (Note 16)	772	—	772

Total non-current financial assets	12,254	—	12,254

Cash and banks (Note 19)	139,931	—	139,931
Short term investments (Note 19)	111,314	8,783	120,097

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Receivables from oil and gas sales (Note 16)	52,676	—	52,676
Natural gas surplus injection stimulus program (Note 16)	7,797	—	7,797
Receivables to third parties (Note 16)	3,797	—	3,797
Related parties (Note 16)	3,169	—	3,169
Loans to third parties (Note 16)	1,241	—	1,241
Price stability program of NGL (Note 16)	480	—	480
Director’s advances and loans to employees (Note 16)	284	—	284
Balances with joint operations (Note 16)	14	—	14
Checks to be deposited (Note 16)	3	—	3
Others (Note 16)	730	—	730

Total current financial assets	321,436	8,783	330,219

Liabilities
Borrowings (Note 17.1)	389,096	—	389,096
Warrants (Note 17.3)	—	16,860	16,860
Leases liabilities (Note 2.2)	9,372	—	9,372
Accounts payable and accrued liabilities (Note 25)	419	—	419

Total non-current financial liabilities	398,887	16,860	415,747
Accounts payable and accrued liabilities (Note 25)	98,269	—	98,269
Borrowings (Note 17.1)	62,317	—	62,317
Leases liabilities (Note 2.2)	7,395	—	7,395

Total current financial liabilities	167,981	—	167,981

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Assets
Natural gas surplus injection stimulus program credit (Note 16)	9,049	—	9,049

Total non-current Financial assets	9,049	—	9,049

Cash and bank (Note 19)	13,254	—	13,254
Short term investments (Note 19)	38,862	28,792	67,654
Receivables from oil and gas sales, net (Note 16)	55,032	—	55,032
Checks to be deposited (Note 16)	883	—	883
Natural gas surplus injection stimulus program (Note 16)	6,899	—	6,899
Receivables to third parties (Note 16)	2,850	—	2,850
Director’s advances and loans to employees (Note 16)	1,818	—	1,818
Grants on propane credit (Note 16)	982	—	982
Related parties (Note 16)	186	—	186
Price stability program of NGL (Note 16)	151	—	151
Others (Note 16)	786	—	786

Total current financial assets	121,703	28,792	150,495

Liabilities
Accounts payable and accrued liabilities (Note 25)	1,007	—	1,007
Financial Liabilities (Note 17.1)	294,415	—	294,415
Warrants (Note 17.3)	—	23,700	23,700

Total non-current financial liabilities	295,422	23,700	319,122

Accounts payable and accrued liabilities (Note 25)	84,334	—	84,334
Financial Liabilities (Note 17.1)	10,352	—	10,352
Warrants (Note 17.3)	—	—	—

Total current financial liabilities	94,686	—	94,686

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2017	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Assets
Natural gas surplus injection stimulus program (Note 16)	—	—	—
Mandatory save credit (Note 16)	207	—	207

Total non-current Financial assets	207	—	207

Cash and bank (Note 19)	184	—	184
Short term investments (Note 19)	17,180	19,471	36,651
Receivables from oil and gas sales, net (Note 16)	3,898	—	3,898
Checks to be deposited (Note 16)	8,323	—	8,323
Natural gas surplus injection stimulus program (Note 16)	14,366	—	14,366
Receivables to third parties (Note 16)	1,252	—	1,252
Director’s advances and loans to employees (Note 16)	22	—	22
Grants on propane credit (Note 16)	753	—	753
Related parties (Note 16)	27,295	—	27,295
Price stability program of NGL (Note 16)	218	—	218
Balance with joint operations (Note 16)	38	—	38
Others (Note 16)	26	—	26

Total current financial assets	73,555	19,471	93,026

Liabilities
Accounts payable and accrued liabilities (Note 25)	20,990	—	20,990
Financial Liabilities (Note 17.1)	—	—	—
Warrants (Note 17.3)	—	—	—

Total current financial liabilities	20,990	—	20,990

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the year ended December 31, 2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	3,770	—	3,770
Interest expense (Note 11.2)	(34,163)	—	(34,163)
Cost of early settlements of borrowings and amortized cost (Note 11.3)	(2,076)	—	(2,076)
Changes in the fair value of Warrants (Note 11.3)	—	6,840	6,840
Foreign currency exchange difference, net (Note 11.3)	(2,991)	—	(2,991)
Effect on discount on assets and liabilities at present value (Note 11.3)	(10)	—	(10)
Changes in the fair value of the financial assets (Nota 11.3)	—	873	873
Interest expense leases (Note 11.3)	(1,561)	—	(1,561)
Unwinding of discount on asset retirement obligation (Note 11.3)	(1,723)	—	(1,723)
Other financial results (Note 11.3)	(67)	—	(67)

Total	(38,821)	7,713	(31,108)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

For the period from April 4, 2018 through December 31, 2018:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	2,532	—	2,532
Interest expense (Note 11.2)	(15,746)	—	(15,746)
Foreign currency exchange difference, net (Note 11.3)	3,005	—	3,005
Changes in the fair value of Warrants (Note 11.3)	—	(8,860)	(8,860)
Changes in the fair value of government bonds and mutual funds (Note 11.3)
Cost of early settlements of borrowings and amortized cost (Note 11.3)	(14,474)	—	(14,474)
Effect on discount on assets and liabilities at present value (Note 11.3)	(2,743)	—	(2,743)
Unwinding of discount on asset retirement obligation (Note 11.3)	(897)	—	(897)
Other	(366)	—	(366)

Total	(28,689)	(8,860)	(36,630)

For the period from January 1, 2018 through April 3, 2018:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	239	—	239
Interest expense (Note 11.2)	(23)	—	(23)
Foreign currency exchange difference, net (Note 11.3)	(995)	—	(995)
Results from financial instruments at fair value (Note 11.3)	—	69	69
Changes in the fair value of government bonds and mutual funds (Note 11.3)	—	—	—
Cost of early settlements of borrowings and amortized cost (Note 11.3)	—	—	—
Effect on discount on assets and liabilities at present value (Note 11.3)	—	—	—
Unwinding of discount on asset retirement obligation (Note 11.3)	(233)	—	(233)

Total	(1,012)	69	(943)

For the year ended December 31, 2017:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	166	—	166
Interest expense (Note 11.2)	(18)	—	(18)
Foreign currency exchange difference, net (Note 11.3)	(1,506)	—	(1,506)
Results from financial instruments at fair value (Note 11.3)	—	1,206	1,206
Changes in the fair value of government bonds and mutual funds (Note 11.3)	—	—	—
Cost of early settlements of borrowings and amortized cost (Note 11.3)	—	—	—
Effect on discount on assets and liabilities at present value (Note 11.3)	—	—	—
Unwinding of discount on asset retirement obligation (Note 11.3)	(815)	—	(815)
Other (Note 11.3)	679	—	679

Total	(1,494)	1,206	(288)

17.5 Fair values

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

17.5.1 Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

•	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

•	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2019, December 31, 2018, and December 31, 2017:

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	8,783	—	—	8,783

Total assets	8,783	—	—	8,783

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	16,860	16,860

Total liabilities	—	—	16,860	16,860

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	28,792	—	—	28,792

Total assets	28,792	—	—	28,792

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	23,700	23,700

Total liabilities	—	—	23,700	23,700

As of December 31, 2017	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and notes	17,349	—	—	17,349
Mutual funds	2,122			2,122

Total assets	19,471	—	—	19,471

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2019, the period from April 4, 2018 through December 31, 2018, the period from January 1, 2018 through April 3, 2018 and during the year ended December 31, 2017.

The fair value of Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The following weighted average assumptions were used to estimate the fair value of the warrant liability as of December 31, 2019 and December 31, 2018:

	As of December 31, 2019	As of December 31, 2018
Annualized volatility	22.941%	26.675%
Domestic risk-free interest rate	6.562%	8.575%
Foreign risk-free interest rate	1.697%	2.537%
Expected life of warrants in years	3.31 years	4.27 years

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by 0.10 this would increase the obligation by approximately 901 as of December 31, 2019. If the market price were to decrease 0.10 this would decrease the obligation by approximately 878. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 506. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 519 as of December 31, 2019.

If the market price were to increase by 0.10 this would increase the obligation by approximately 820 as of December 31, 2018. If the market price were to decrease 0.10 this would decrease the obligation by approximately 828. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 245 as of December 31, 2018. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 259 as of December 31, 2018.

Reconciliation of Level 3 fair value measurements	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Balance of warrant liability as of the beginning of the year	23,700	14,840	—
Total change in fair value of warrants:
(loss) or profit (Note 11.3)	(6,840)	8,860	—

Closing balance (Note 17.3)	16,860	23,700	—

17.5.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values as explained in the correspondent notes.

As of December 31, 2019	Carrying amount	Fair Value	Level
Liabilities
Borrowings	451,413	416,845	2

Total liabilities	451,413	416,845

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2018	Carrying amount	Fair Value	Level
Liabilities
Borrowings	304,767	286,734	2

Total liabilities	304,767	286,734

17.6 Financial instruments risk management objectives and policies

17.6.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Company. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company and PELSA is exposed to during or at the closing of each period/year. As of December 31, 2019, the Company celebrated some derivative financial instruments to mitigate associated exchange rate risks and the impact in the results of the year is recognized in “Other financial results”.

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. This section includes a description of the main risks and uncertainties, which may adversely affect the Company’s strategy, performance, operational results and financial position.

17.6.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the US and ARS and other currencies.

During the years ended on December 31, 2018 and 2017, the Company or PELSA did not use derivative financial instruments to mitigate associated exchange rate risks in the periods/year presented. As of December 31, 2019, the Company celebrated some derivative financial instruments to mitigate associated exchange rate risks and the impact in the results of the year is recognized in “Other financial results”.

The majority of the Company’s and PELSA’s sales are directly denominated in dollars or the evolution of its price follows the evolution of the quotation of this currency. The Company and PELSA collect a significant portion of its revenues in ARS pursuant to prices which are indexed to the U.S. dollar, mainly revenues resulting from the sale of gas and crude oil.

During the year ended December 31, 2019 the Argentine Peso depreciated by approximately 59%. During the period from April 4, 2018 through December 31, 2018, the period from January 1, 2018 through April 3, 2018 and during the year ended December 31, 2017, the Argentine Peso depreciated by approximately 105%, 8% and 17%.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rates against US, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the US, the functional currency of the Company. As of December 31, 2019, December 31, 2018, December 31, 2017 and January 1, 2018, there is no additional impact on PELSA’s or the Company’s pre’tax equity because it does not have any item that directly affects equity. The Company’s exposure to foreign currency changes for all other currencies is not material.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Consolidated Successor As of December 31, 2019	Consolidated Successor As of December 31, 2018	Predecessor As of April 3, 2018	Predecessor As of December 31, 2017
Change in Argentine Peso Rate	+/- 33%	+/ -28%	+/ -30%	+/ -17%
Effect in profit before tax	(20,350)/20,350	(12,697)/12,697	(10,381)/10,381	(5,617)/ 5,617
Effect in pre-tax equity	(20,350)/20,350	(12,697)/12,697	(10,381)/10,381	(5,617)/ 5,617

Argentine inflationary environment

Inflation in Argentina has been high for several years, but consumer price inflation (“IPC”) was not reported consistently. Given the differences in geographical coverage, weights, sampling, and methodology of various inflation series, the average IPC inflation for 2014, 2015, and 2016, and end-of-period inflation for 2015 and 2016 were not reported in the International Monetary Fund’s April 2018 World Economic Outlook. The 3-year cumulative inflation using different combinations of retail price indices has been in excess of 100% since late 2017. However, the wholesale price index, which had been available consistently for the past three years, was about 75% cumulative basis in December 2017.

In the year ended December 31, 2019 and 2018 the ARS devalued approximately 59% and 100%, respectively. The annual interest rates during the years 2019 and 2018 were raised in excess of 65% and 60% and wholesale price inflation accelerated considerably. As of December 31, 2019, and 2018 the 3-year accumulative rate of inflation reach a level of around 180% and 140%, respectively.

Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks because of the current regulatory, economic, governmental and other policies in force, gas domestic prices are not directly affected in the short-term due to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a revaluation/(devaluation) of each market price detailed below would generate the following increase/(decrease) in the fiscal year’s income/(loss) in relation to financial assets at fair value through profit or loss detailed in Note 17.1 to these financial statements:

	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018	Predecessor For the year ended December 31, 2017
Change in Government bonds	+/ -10%	+/ -10%	+/ -10%	+/ -10%
Effect in profit before tax	530	1,329	1,213	1,513
Change in Mutual funds	+/ -10%	+/ -10%	+/ -10%	+/ -10%
Effect in profit before tax	366	5,096	1,587	212

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to minimize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of December 31, 2019, December 31, 2018, approximately 36% and 50% of the indebtedness was subject to variable interest rates, at Libor and Badlar rate plus an applicable margin. As of December 31, 2019, December 31, 2018, the variable interest rate was 6.67% and 8.06% for the loans denominated in US and 59.90% and 0% for the loans denominated in ARS, respectively. As of December 31, 2017, the Company does not have any borrowings.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

In the year ended December 31, 2019, the period from April 4, 2018 through December 31, 2018, the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017, the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

17.6.1.2 Credit risk

The Company establishes individual credit limits according to the limits defined by the Commercial Department based on internal or external ratings. The Company makes constant credit assessments on its customers’ financial capacity, which minimizes the potential risk for bad debt losses. Customer credit risk is managed centrally subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Outstanding customer receivables are regularly monitored.

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors.

The Company has established an allowance for expected credit losses. This allowance represents the best estimate by the Company of possible losses associated with trade receivables and other receivables.

The Company has the following credit risk concentration regarding its participation on all trade receivables as of and on revenues for the periods/year:

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Percentages on total trade receivables:
Customers
Raizen Argentina S.A. (previously Shell Cía. Argentina de Petróleo S.A)	34%	31%	—
Trafigura Argentina S.A.	31%	35%	—
Camuzzi Gas Pampeana, S.A.	16%	8%
Pampa Energía S.A.	—%	—%	52%
Pampa Comercializadora S.A.	—%	—%	16%

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Percentages on revenues from contracts with customers by product:
Oil Market
Raizen Argentina S.A. (previusly Shell Cía. Argentina de Petróleo S.A)	53%	40%	—%

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Trafigura Argentina S.A.	45%	34%	—%
Pampa Energía S.A.	—%	13%	100%
YPF S.A.	—%	12%	—%
Natural Gas
Rafael G. Albanesi S.A.	22%	26%	—%
Camuzzi Gas Pampena S.A.	22%	6%	—%
Metroenergía S.A.	14%	3%	—%
Cía. Inversora de Energía S.A.	7%	13%	—%
San Atanasio Energía S.A.	2%	10%	—%
Pampa Comercializadora S.A.	—%	—%	23%
Pampa Energía S.A.	—%	—%	66%
Total Gas Marketing Cono Sur S.A.	—%	—%	11%

No other single client has a participation on the total amount of these receivables or revenues exceeding 10% in each of the periods presented.

An impairment analysis is performed at each reporting date on a case-by-case basis to measure expected credit losses. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The Company does not hold collateral as security. The Cmpany evaluates the concentration of risk with respect to trade receivables as high, as its customers are concentrated as detailed above.

Set out below is the information about the credit risk exposure on the Company ’s trade receivables:

Successor-December 31, 2019	Current	<90 days	90–365 days	>365 days	Total
Estimated total gross carrying amount at default	46,490	6,189	100	—	52,779
Expected credit loss	—	—	(100)	—	(100)

					52,679

Successor-December 31, 2018	Current	<90 days	90–365 days	>365 days	Total
Estimated total gross carrying amount at default	44,374	7,965	3,833	—	56,172
Expected credit loss	—	—	(257)	—	(257)

					55,915

Predecessor-December 31, 2017	Current	<90 days	90–365 days	>365 days	Total
Estimated total gross carrying amount at default	38,261	678	—	6,161	45,100
Expected credit loss	—	—	—	6,161	6,161

					51,261

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, based on past experiences and other factors.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

17.6.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating needs. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the compliance of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in term deposits, money market funds, mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index as of December 31, 2019, December 31, 2018 and December 31, 2017 is detailed below:

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor - December 31, 2017
Current assets	372,571	185,145	101,324
Current liabilities	193,036	134,118	32,143

Liquidity Index	1.930	1.380	3.152

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the financial statements.

The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2019	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	105,664	62,317	167,981
One to two years	5,334	299,232	304,566
Two to five years	21,317	89,864	111,181

Total	132,315	451,413	583,728

As of December 31, 2018	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	84,334	10,352	94,686
One to two years	1,007	26,471	27,478
Two to five years	23,700	267,944	291,644

Total	109,041	304,767	413,808

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2017	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	31,291	—	31,291
One to two years	852	—	852
Two to five years	4,945	—	4,945
More than five years	15,642	—	15,642

Total	52,730	—	52,730

Note 18. Inventories

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Materials and spare parts	16,074	15,465	6,747
Crude oil stock	3,032	2,722	1,468

Total	19,106	18,187	8,215

Note 19. Cash, bank balances and short-term investments

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Cash	—	—	1
Banks	139,931	13,254	183
Money market funds	107,041	—	—
Mutual funds	7,756	52,793	2,122
Government bonds	5,300	11,457	34,391
Treasury notes	—	3,404	—
Time deposits	—	—	138

Total	260,028	80,908	36,835

For the purposes of the statement of cash flows, cash and cash equivalents include the resource available in cash and investments with a maturity less than three month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Cash, banks and short-term investments	260,028	80,908	36,835
Less
Government Bonds and treasury notes	(5,300)	(14,861)	(34,391)
Restricted cash and cash equivalets (1)	(20,498)	—	—

Cash and cash equivalents	234,230	66,047	2,444

(1)	Corresponds to cash and cash equivalents from Aleph that can be only used for the purpose explained in Note 27.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 20. Share Capital and Capital Risk Management

20.1 Share capital

The following chart shows a reconciliation of the movements in equity of the Company from April 4, 2018 through December 31, 2018 and for the year ended December 31, 2019:

	Serie A- Publicly traded shares	Serie A- Private Offering	Serie B	Serie C	Total
Balances as of April 4, 2018	—	—	25	—	25
Number of shares	—	—	16,250,000	2	16,250,002

Net value of Series A shares on April 4, 2018	627,582	90,238	—	—	717,820
Number of shares	65,000,000	9,500,000	—	—	74,500,000
Net value of Series A shares redeemed on April 4, 2018	(204,590)	—	—	—	(204,590)
Number of shares	(20,340,685)	—	—	—	(20,340,685)
Net value of Series B shares converted into Series A shares on April 4, 2018	25	—	(25)	—	—
Number of shares	16,250,000	—	(16,250,000)	—	—

Balance as of December 31, 2018	423,017	90,238	—	—	513,255
Number of shares	60,909,315	9,500,000	—	2	70,409,317

Net value of Series A shares on February 13, 2019	55,000	—	—	—	55,000
Number of shares	5,500,000	—	—	—	5,500,000
Net value of Series A shares on July 25, 2019	91,143	—	—	—	91,143
Number of shares	10,906,257	—	—	—	10,906,257
Series A shares granted for the LTIP	—	1	—	—	1
Number of shares	—	317,932	—	—	317,932

Balance as of December 31, 2019	569,160	90,239	—	—	659,399
Number of shares	77,315,572	9,817,932	—	2	87,133,506

1) Series A Publicly Traded Shares

On August 15, 2017, the Company concluded its IPO in the BMV, and as a result of this IPO, the Company issued on that date 65,000,000 Series A common shares for an amount of 650,017 minus the offering fees of 9,988. This Series A common shares were redeemable during the first 24 months of the IPO or at the shareholders election once the Initial Business Combination were approved.

The funds received were invested in a security deposit account located in the United Kingdom (the “Escrow Account”) with Citibank N.A. London branch acting as depository. The Company used those amounts in connection with the Initial Business Combination or for reimbursements to Series A shareholders that exercised their redemption rights.

After the initial recognition, the funds received from the Series A shares, net of offer expenses, were measured subsequently at their amortized cost using the effective interest rate method. Profits and losses were recognized in profit or loss when the liabilities are written off, as well as through the amortization process through the method of the effective interest rate.

On April 4, 2018, the Company consummated its Initial Business Combination for an amount of 653,781 minus the offering fees of 26,199, the funds accumulated in the Escrow Account.

About 31.29% of the holders of the Series A redeemable common shares exercised their redemption rights aforementioned; as a result, 20,340,685 shares were redeemed for an amount of 204,590. The resources came from the cash held in the Escrow Account. The holders of remaining Series A redeemable common shares decided not to exercise their redemption right and, as a result, an amount of 442,491 net of offering expenses paid for an amount of 6,700, was capitalized on that date. In addition, on the same date the Company paid deferred offering expenses at IPO for 19,500. The capitalization of 442,491 did not generate cash flow, while the payment of offering expenses was made using the proceeds held in the Escrow Account.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

On February 13, 2019 the Company completed the sale of 5,500,000 of series A shares and 5,000,000 of warrants to purchase series A shares for an aggregate amount of 55,000 to Kensington Investments B.V., pursuant to a Forward Purchase Agreement and certain subscription commitment.

On July 25, 2019, the Company made a global offering in Mexico and United States, as a result of both transactions the Company issued a total of 10,906,257 new Series A shares.

The global offering consisted of:

(i) an international offering in the United States and other countries outside of Mexico of 10,091,257 American Depositary Shares (“ADS”), each one representing one Series A share, at a price of 9.25 US/ADS. The ADS are listed on the NYSE under the ticker “VIST”; and

(ii) a concurrent public offering in Mexico of 815,000 Series A shares at a price equivalent to US 9.25 in Mexican pesos per Series A share.

For the global offering, the Company obtained net resources of offering expenses for 91,143.

2) Series A Private Offering

On December 18, 2017, the shareholders’ meeting approved an increase in the variable capital stock for an amount of 1,000,000 through the subscription of 100,000,000 Series A common shares as a result of a potential Initial Business Combination disclosed in Note 31.

On April 4, 2018 9,500,000 Series A common shares were fully paid and subscribed for an amount of 95,000 through a shares’ subscription process approved by the shareholders. In addition, 500,000 Series A common shares amounting for 5,000,000 were also committed as part of the same subscription process. Aggregate costs associated with the shares’ subscription process amount for 4,073.

As disclosed in Note 33, on March 22, 2018, the Company shareholders’ meeting approved 8,750,000 common shares to be held in treasury to be used to implement the LTIP, at the discretion of the Administrator of the Plan, based on the opinion of independent experts.

The remaining Series A common shares issued on December 18, 2017 not used for purposes of completing the shares’ subscription process described above or for the LTIP, were cancelled on April 4, 2018 pursuant to the terms approved by the shareholders on December 18, 2017. As part of the LTIP, the Company will enter into a trust agreement (the “Administrative Trust”) to deposit the Series A shares to be used thereunder. As of the issuance date of these financial statements, the Company is in the process to execute such Administrative Trust.

As of December 31, 2019, the Company granted 317,932 Serie A shares that were in treasury to be used to implement the LTIP.

3) Series B

Prior to the Company’s initial global offering, by means of unanimous shareholders’ resolutions dated May 30, 2017, the shareholders of the Company, among other matters, resolved to increase the variable portion of the capital stock of the Company in the amount of 25,000, through the issuance of common, nominative, shares, with no expression of their nominal par value.

As of December 31, 2019, and 2018, the Company’s variable share capital consists of 87,133,504 and 70,409,315 Series A common shares with no face value each, respectively, and each granting the right to one vote, issued and fully paid. As of December 31, 2019, and 2018, the authorized common capital of the Company includes 41,658,735 and 47,476,667 Series A common shares in its treasury; which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

4) Series C

The variable portion of the Company’s capital stock is of unlimited amount pursuant to the bylaws and the applicable laws, whereas, the fixed portion of the Company’s capital stock is divided into 2 class C shares.

20.2 Capital risk management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders and keeping an optimal capital structure.

The Company to maintain or adjust the capital structure, may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares, conduct stock purchase programs or sell assets to reduce its debt. The Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing: (i) the net debt (the borrowings and leases liabilities minus cash, bank balances and short-term investments) by, (ii) the total capital corresponds to owners (the shareholders’ equity as shown in the consolidated statement of financial position including all reserve).

Financial leverage ratios as at December 31, 2019 and 2018, is as follows:

	Sucessor- December 31, 2019	Sucessor- December 31, 2018
Total borrowings and leases liabilities	468,180	304,767
Less: cash, bank balances and short-term investments	(260,028)	(80,908)

Net debt	208,152	223,859
Total shareholders’ equity	603,716	479,657

Leverage ratio	34.00%	47.00%

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018.

This ratio was not calculated for PELSA as of December 31, 2017, as PELSA did not have any indebtness as of those dates.

Note 21. Provisions

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Non-Current
Asset retirement obligation	20,987	15,430	15,642
Environmental remediation	159	756	260

Total non-current	21,146	16,186	15,902

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Current
Asset retirement obligation	761	823	—
Environmental remediation	2,340	2,968	852
Contingencies	322	349	55

Total current	3,423	4,140	925

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

21.1 Provision for asset retirement obligation

In accordance with the regulations applicable in the countries where the Company (directly or indirectly through subsidiaries) performs oil and gas E&P activities, the Company must incur costs associated with asset retirement obligation. The Company has not pledged any assets for settling such obligations.

The asset retirement obligation provision represents the present value of decommissioning costs relating to oil and gas properties, which are expected to be incurred up to the end of each concession, when the producing oil and gas wells are expected to cease operations. These provisions have been created based on the Company’s internal estimates or Operator’s estimates, as applicable.

Assumptions based on the current economic environment have been made, which management believes form a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual asset retirement obligation costs will ultimately depend upon future market prices for the necessary asset retirement obligation works required that will reflect market conditions at the relevant time. Furthermore, the timing of asset retirement obligation is likely to depend on when the fields cease to produce at economically viable rates. This, in turn, will depend upon future oil and gas prices, which are inherently uncertain.

The discount rate used in the calculation of the provision as of December 31, 2019, December 31, 2018 and December 31, 2017 equaled to 10.59%, 10.03% and 4.83%, respectively.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s assets retirement obligation provision.

Movements of the period/year on the provision for asset retirement obligation:

	Consolidated- Successor for the year ended December 31, 2019	Consolidated- Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018	Predecessor for the year ended December 31, 2017
At the beginning of the period/year	16,253	15,587	15,642	13,740
Increases for business combination (Note 31)	—	11,201	—	—
Unwinding of discount on asset retirement obligation (Note 11.3)	1,723	897	233	815
Reclassification	—	—	—	73
Increase / (Decrease) from change in estimates capitalized	4,141	(11,432)	(288)	1,235
Amounts incurred due to utilization	(369)	—	—	(221)

At the end of the period/year	21,748	16,253	15,587	15,642

21.2 Provision for environmental remediation

The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on the Company’s business.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Movements of the period/year on the provision for environmental remediation:

	Consolidated- Successor for the year ended December 31, 2019	Consolidated- Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018	Predecessor for the year ended December 31, 2017
At the beginning of the period/year	3,724	1,002	1,112	1,691
Increases for business combinations (Note 31)	—	4,044	—	—
Increases (Note 10.2)	816	1,168	12	—
Reclassification	—	—	—	(571)
Decreases (*)	(2,041)	(2,490)	(122)	(8)

At the end of the period/ year	2,499	3,724	1,002	1,112

(*)	Includes exchange differences

21.3 Provision for contingencies

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, tax and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision to estimate the amounts and probability of occurrence, the Company has considered its best estimate with the assistance of legal and tax advisors.

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. Consequently, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

As of December 31, 2019, December 31, 2018 and December 31, 2017, the Group and the Predecessor Company are involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions in the aggregate claimed amount of 469, 391 and 22,373, respectively as of such date management has estimated a probable loss of 322, 349 and 55, respectively.

In addition, certain proceedings are considered to be contingent liabilities related to labor, civil, commercial and other actions which, as of December 31, 2019, December 31, 2018 and December 31, 2017, amount to a total of 147, 42 and 22, respectively, and which the Company has not recognized them as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. See Note 28 for additional details on the main contingent assets as of December 31, 2019, December 31, 2018 and December 31, 2017.

The Company, bearing in mind the opinion of the Company’s legal counsel, considers that the amount of the provision is sufficient to afford the contingencies that may occur. There are no individual claims or other matters, that individually or in the aggregate, have not been provisioned or disclosed by the Company, which amounts are material to the financial statements.

Movements of the period/year on the provision for contingencies:

	Consolidated- Successor for the year ended December 31, 2019	Consolidated- Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018	Predecessor for the year ended December 31, 2017
At the beginning of the period/year	349	51	55	375
Increases for business combinations (Note 31)	—	151	—	—
Increases (Note 10.2)	422	240	2	2,566
Amounts incurred due to payments/utilization	(63)	(9)	(6)	(2,886)
Exchange differences	(386)	(84)

At the end of the period/year	322	349	51	55

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 22. Employee defined benefits plans obligation

The main characteristics of benefit plans granted only to certain employees from the Entre Lomas joint operation are detailed below.

•

Benefit plan whereby Company employees meeting certain conditions, who have participated in the defined benefit plan in an uninterrupted manner and who, having joined the Company before May 31, 1995, have the required number of years of service, are eligible to receive upon retirement a certain amount according to the provisions of the plan.

•

The benefit is based on the last computable salary and the number of years working for the Company after deducting the benefits from the Argentine pension system managed by Administración Nacional de Seguridad Social (“ANSES”).

•

At the time of retirement, employees are entitled to receive a monthly payment at constant value, which is updated at the end of each year by the Consumer Price Index (CPI) published by the Institute of National Statistics and Census (Instituto Nacional de Estadísticas y Censos or “INDEC”) of Argentina. In case that during a certain year the variation of it exceeds 10%, the payment is adjusted provisionally once this percentage has been exceeded.

•

This plan requires the Company to contribute to a trust fund. The plan calls for a contribution to a fund exclusively funded by the Company and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US denominated money market instruments or fixed term deposits in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. The funds are mainly invested in U.S. government bonds, U.S. treasury notes and quality commercial papers.

•

The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, the Company may have the option to use such excess, in which case it may have to notify the trustee thereof.. As of December 31, 2019, the funds of the plan were invested in American goverments bonds and the Company cannot dispose of such funds.

The following tables summarize the components of the net expense and the long-term employment benefits liability recognized in the financial statement:

	Successor – As of December 31, 2019	Successor – As of December 31, 2018	Predecessor – As of Abril 4, 2018	Predecessor – As of December 31, 2017
Cost of the current services	(68)	(99)	(38)	(161)
Cost of interest	(152)	(446)	(126)	(484)
Reductions	—	177	—	—
Return on plan assets	—	—	56	38

Total	(220)	(368)	(108)	(607)

	Successor – December 31, 2019
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of year	(11,014)	7.712	(3,302)
Items classified in profit or loss
Current services cost	(68)	—	(68)
Cost for interest	(541)	389	(152)
Items classified in other comprehensive income
Actuarial (losses) gains	(1,358)	(219)	(1,577)
Benefit payments	630	(630)	—
Contributions paid	—	630	630

At the end of the year	(12,351)	7,882	(4,469)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor – December 31, 2018
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of year	(10,481)	5,656	(4,825)
Increase for business combination	(3,847)	2,076	(1,771)
Items classified in profit or loss
Current services cost	(99)	—	(99)
Cost for interest	(446)	(20)	(466)
Reductions	177	—	177
Exchange differences on translation gain (loss)	257	—	257
Items classified in other comprehensive income
Actuarial (losses) gains	2,698	—	2,698
Benefit payments	727	(727)	—
Contributions paid	—	727	727

At the end of the year	(11,014)	7,712	(3,302)

	Predecessor-April 3, 2018
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the period
Balances at the beginning of period	(10,317)	5,634	(4,683)
Items classified in profit or loss
Current services cost	(38)	—	(38)
Cost for interest	(126)	—	(126)
Reductions	—	56	56
Exchange differences on translation	(57)	(34)	(91)
Items classified in other comprehensive income
Actuarial (losses) gains	(89)	—	(89)
Benefit payments	146	(146)	—
Contributions paid	—	146	146

At the end of the period	(10,481)	5,656	(4,825)

	Predecessor – December 31, 2017
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of year	(9,962)	5,596	(4,366)
Items classified in profit or loss
Current services cost	(161)	—	(161)
Cost for interest	(484)	—	(484)
Return on plan assets	—	38	38
Exchange differences on translation	243	—	243
Items classified in other comprehensive income
Actuarial (losses) gains	(355)	—	(355)
Benefit payments	402	(402)	—
Contributions paid	—	402	402

At the end of the year	(10,317)	5,634	(4,683)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The fair value of the plan assets at the end of each reporting period by category, are as follows:

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Cash and cash equivalents	—	7,712	69
Debt instruments categorized by issuers’ credit rating:
- AAA (U.S. Treasury notes)	7,882	—	5,565

Total	7,882	7,712	5,634

Estimated expected benefits payments for the next ten (10) years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Less than one year	871	743	507
One to two years	851	825	516
Two to three years	836	811	635
Three to four years	856	800	669
Four to five years	839	783	666
Six to ten years	4,554	3,869	3,678

Significant actuarial assumptions used were as follows:

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Discount rate	5%	5%	5%
Assets return rate	5%	—	5%
Salaries increase
Up to 35 years old	1%	1%	1%
From 36 to 49 years old	1%	1%	1%
More than 50 years old	1%	1%	1%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 1,156 (increase by 1,379) as of December 31, 2019, decrease by 1,011 (increase by 1,203) as of December 31, 2018, decrease by 1,011 (increase by 1,203) as of December 31, 2017.

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 179 (decrease by 198) as of December 31, 2019, increase by 197 (decrease by 183) as of December 31, 2018, increase by 197 (decrease by 183) as of December 31, 2017.

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting period, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Note 23. Salaries and social security payable

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Current
Salaries and social security contributions	3,467	925	249
Short-term employee benefits	—	—	681
Provision for gratifications and bonus	9,086	5,423	1,610

Total current	12,553	6,348	2,540

Note 24. Other taxes and royalties payable

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Non-current
Payment plans	—	—	2

Total non-current	—	—	2

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Current
Royalties	4,539	5,467	2,452
Tax withholdings payable	866	909	974
Value added tax	597	—	486
Extraordinary canon (Note 10.2)	—	—	2,251
Turnover tax	—	139	124
Other	38	—	—

Total current	6,040	6,515	6,287

Note 25. Accounts payable and accrued liabilities

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Non-Current
Accrued liabilities:
Extraordinary canon on SGIC	419	1,007	—

Total non-current accounts payable and accrued liabilities	419	1,007	—

Current
Accounts payable:
Suppliers	59,264	73,609	19,764
Related parties (Note 26)	—	—	1,226

Total current accounts payable	59,264	73,609	20,990

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Accrued liabilities:
Related parties (Note 26 and 27)	24,839	—	—
Sundry debtors- Put option (Note 27)	12,661	—	—
Extraordinary canon on SGIC	1,436	769	—
Balances with joint operations	69	1,023	—
Concession extension bonus Bajada del Palo payable (Note 29.3.2)	—	7,899	—
Directors’ fees	—	1,034	—

Total current accrued liabilities	39,005	10,725	—

Total current accounts payable and accrued liabilities	98,269	84,334	20,990

Due to the short-term nature of the current payables and other payables, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

Note 26. Related parties transactions and balances

Note 2.3 provides information about the Company’s structure, including details of the subsidiaries, the holding company (Successor) and the Predecessor Company.

The following table provides the total amount of transactions that have been entered into with related parties for the period/year.

	Successor for the year ended December 31, 2019	Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018	Predecessor for the year ended December 31, 2017
Revenue from crude oil
Pampa Energía S.A. (former Parent of PELSA)	—	—	31,501	114,564
Revenue from natural gas
Pampa Energía S.A. (former Parent of PELSA)	—	—	2,647	8,832
Transportadora Gas del Sur S.A. (Subsidiary of the former Parent of PELSA)	—	—	—	684
Central Térmica Güemes S.A. (Subsidiary of the former Parent of PELSA)	—	—	—	455
Pampa Comercializadora S.A. (Subsidiary of the former Parent of PELSA)	—	—	7,726	18,886
Exploitation services
Veta Escondida y Rincón de Aranda U.T.E. (Joint operation in which the former parent of PELSA participate)	—	—	32	412
Purchases of goods and services
SHM S. de R.L. de C.V. (affiliate of Riverstone Holdings, LLC -Shareholder of VISTA)	—	186	—	—
Pampa Energía S.A. (former Parent of PELSA)	—	—	(546)	(1,767)
Selling expenses
Pampa Comercializadora S.A. (Subsidiary of the former Parent of PELSA)	—	—	(91)	(364)
Oleoductos del Valle S.A. (Subsidiary of the former Parent of PELSA)	—	—	(610)	(2,962)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Key management personnel remuneration

The amounts recognized in the consolidated statement of profit or loss and other comprehensive income, related to the company’s key personnel are detailed below:

	Successor for year ended December 31, 2019	Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018	Predecessor for the year ended December 31, 2017
Short-term employee benefits	9,080	5,368	235	2,417
Termination benefits	—	—	—	1,167
Share-based payments	9,175	3,533	—	—

Total	18,255	8,901	235	3,584

As disclosed in Note 20.1, on May 30, 2017, VISTA entered into a private placement agreement with VISTA’s independent directors and former independent director for the purposes of selling them 132,000 series B shares that were later converted into and as of December 31, 2018 are in the form of 132,000 series A shares representing VISTA’s capital stock.

Finally, as disclosed in Note 20.1, on August 1, 2017 Vista’s Sponsor, comprised by Vista Sponsor Holdings, L.P. and the Management Team, purchased of 29,680,000 warrants. Vista Sponsor Holdings, L.P., a limited partnership organized under the laws of Ontario, Canada, is controlled by senior professionals of Riverstone Investment Group LLC (“Riverstone”), a Delaware limited liability company, together with its affiliates and affiliated funds.

Balances with related parties:

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Trade receivables
Pampa Energía S.A. (former Parent of PELSA)	—	—	20,331
Pampa Comercializadora S.A. (Subsidiary of the former Parent of PELSA)	—	—	6,389

Total	—	—	26,720
Other receivables
Pampa Energía S.A. (former Parent of PELSA)	—	—	20
Veta Escondida y Rincón de Aranda U.T.E. (Joint operation in which the former parent of PELSA participate)	—	—	303
APCO Oil and Gas International Inc. Suc.Arg. (Entity with significant influence over the Group)	—	—	69
APCO Oil and Gas International Inc. (Entity with significant influence over the Group)	—	—	183
Riverstone Vista Capital Partners L.P.	—	186	—
REL Amsterdam (1)	2,355	—	—
Aleph Midstream Holding L.P (1)	814	—	—

Total	3,169	186	575
Trade payable and accrued liabilities
Pampa Energía S.A. (former Parent of PELSA)	—	—	674
Pampa Comercializadora S.A. (Subsidiary of the former Parent of PELSA)	—	—	32
Oleoductos del Valle S.A. (Subsidiary of the former Parent of PELSA)	—	—	266
APCO Oil and Gas International Inc. Suc. Arg.	—	—	254
REL Amsterdam (2)	24,032	—	—
Aleph Midstream Holding L.P (2)	807	—	—

Total	24,839	—	1,226

(1)	Corresponds to loans granted to Aleph investors, detailed in Note 27.
(2)	Includes other accrued liabilities related to the investment agreement with Aleph, connected with the Put-Option. See Note 27

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Outstanding balances at the period-end/year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2019, for the period beginning April 4, 2018 through December 31, 2018, for the period beginning January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at each period/ year-end through examining the financial position of the related party and the market in which the related party operates.

Term Purchase Contract

As disclosed in Note 20.1.2, in August 2017, the Company entered into the FPA, pursuant to which RVCP agreed to purchase a total of up to 5,000,000 shares of the common capital of Series A of the Company, plus a total of up to 5,000,000 optional warrants to purchase one-third of a Series A share at a strike price of 11.5 U.S. Dollar per share (“FPA Warrants”), for a total purchase price of up to 50,000 or 10 U.S. Dollars per unit (as a whole, the “Units of the Term Purchase”) in exchange for an advance payment of RCVP as consideration for the execution of the FPA. Each of the FPA Warrants has the same terms as each one of the Sponsor Warrants.

There are no other related party transactions.

Note 27. Aleph Midstream

As of December 31, 2018, Aleph Midstream S.A. (“Aleph Midstream or Aleph”) was a subsidiary 100% controlled by Vista. On June 27, 2019, Vista signed an investment agreement with an affiliate of Riverstone (a related party), an affiliate of Southern Cross Group and FeederCo (“Financial Sponsors”) to invest in Aleph, a midstream company in Argentina.

As part of the investment agreement the Company agreed to spin-off a group of assets that will be transferred to Aleph in exchange of equity through a split-merger agreement, defined below:

On July 17 and 18, 2019, the Boards of Directors of Vista and Aleph, respectively, resolved to initiate the procedures leading to the execution of a split-merger in accordance with the following guidelines: (i) the spin-off of a portion of some assets currently (“Split Assets”) owned by Vista to Aleph for the development of an infrastructure project for the processing and transportation of hydrocarbons, including crude oil and gas, in the Neuquén Basin in the Argentine Republic that includes, (1) the oil treatment plant located in the “Entre Lomas” area, the gas treatment plant located in the “Entre Lomas” area, the oil treatment plant located in the “25 de Mayo-Medanito SE” area, the facilities for the treatment of the production water associated with the crude treatment plants in the “Entre Lomas” and “25 de Mayo-Medanito SE” areas; (2) the pipelines that connect the aforementioned plants with the trunk transportation system for crude oil operated by Oldelval S.A. and for gas operated by Transportadora del Gas del Sur S.A.; and certain liabilities associated to social liabilities; (ii) Aleph’s absorption of the Split Assets in exchange for equity; and (iii) the assumption and continuation by Aleph of Vista’s activities and obligations in relation to the Split Assets.

From the date of the spin-off Aleph will be in a position to assume the exploitation of the Assets spined-off by Vista. The spin off-merger process is pending approval by the National Securities Commission of the Argentine Republic and the corresponding Public Registry of Commerce.

As of December 31, 2019, the Company has obtained only one of the transportation concessions (See Note 30) and has not fulfilled all the conditions precedents to closing of the investment agreement with the Investors. The said agreement establishes that if the Company does not obtain all the concession titles by the earlier of, the investors having contributed 75,000 in Aleph or 11 months from the investment agreement effective date; the Investors will have the right to exercise a Put-Option to sell to Vista all of their interests in Aleph for an amount of 37,500 (See Note 34), which has been recognized as a current liability in the consolidated financial statements.

Hence, Vista is exposed to risk or variable returns from its involvement with the entity, so the Company has assessed it has the control of Aleph and consolidates the financial information of said subsidiary as of December 31, 2019.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 28. Commitments and contingencies

For a description of the Company’s investment commitments regarding their oil and gas properties. (See Note 29.4).

28.1 Producers and Refiners Agreement

In January 2003, the Argentine Executive branch required oil producers and refiners to sign an agreement to set the price of West Texas Intermediate (WTI), which is used as a basis to determine PELSA’s oil sales prices at 28 US/bbl through April 30 of 2004, the date on which the agreement ended. According to the provisions of the agreement, the differences that were generated between the price of the WTI and the reference limit of 28.50 US/bbl would be paid at the time that the WTI was below 28.50 US/bbl guaranteed that the Company will continue charging at least the reference value mentioned above.

As of December 31, 2019, December 31, 2018, and December 31, 2017, the cumulative differences between the actual WTI prices and the reference limit of $28.50 was deemed as a contingent asset for the Company of approximately 12,013, 11,608, and 11,210, respectively, thus it has not been recorded since its collection has been assessed as not virtually certain.

28.2 Asociación de Superficiarios de la Patagonia (“ASSUPA”)

On July 1, 2004, PELSA was notified about a complaint filed against it. In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, PELSA being one of them.

ASSUPA claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, in addition to the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina (“CSJN”). PELSA has answered the demand requesting its rejection, opposing failure of the plaintiff.

On December 30, 2014, the CSJN issued two interlocutory judgments. The one related to PELSA supported the claim of the Provinces of Neuquén and La Pampa and declared that all environmental damages related to local and provincial situations were outside the scope of its original jurisdiction, and that only “interjurisdictional situations” (such as the basin of the Colorado River basin) would fall under its jurisdiction. The CSJN also rejected precautionary measures and other proceedings related to such request. Vista Argentina, considering the opinion of the legal counsel, concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

On the date of issuance of these financial statements, the CSJN ordered Vista Argentina to submit the documentary corresponding to the demand response to confer transfer to the plaintiff.

28.3 Leases commitment

The Company has leases that have not yet begun as of December 31, 2019. Future payments for these leases are 1,117 for 2020 and 5,180 for 2021 and 2022.

Note 29. Operations in hydrocarbon consortiums

29.1 General considerations

The hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the national or provincial government on the basis of the free availability of the hydrocarbons that are produced.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

29.2 Oil and gas properties and participation in joint-operations

As of December 31, 2019, and 2018 the Company through its subsidiaries is the owner and is part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

Name	Location	Working interest		Operator	Duration Up To
		Direct	Indirect
Argentina
25 de Mayo - Medanito S.E.	Río Negro	—	100%	Vista Argentina	2026
Jagüel de los Machos	Río Negro	—	100%	Vista Argentina	2025
Bajada del Palo Este	Neuquén	—	100%	Vista Argentina	2053
Bajada del Palo Oeste	Neuquén	—	100%	Vista Argentina	2053
Entre Lomas	Río Negro	—	100%	Vista Argentina	2026
Entre Lomas	Neuquén	—	100%	Vista Argentina	2026
Agua Amarga - “Charco del Palenque”	Río Negro	—	100%	Vista Argentina	2034
Agua Amarga - “Jarilla Quemada”	Río Negro	—	100%	Vista Argentina	2040
Coirón Amargo Sur Oeste	Neuquén	—	10%	O&G Development Ltd. S.A.	2053
Coirón Amargo Norte	Neuquén	—	55%	Vista Argentina	2036
Acambuco - “San Pedrito”	Salta	—	1.5%	Pan American Energy	2036
Acambuco - “Macueca”	Salta	—	1.5%	Pan American Energy	2040
Sur Río Deseado Este	Santa Cruz	—	16.9%	Alianza Petrolera Argentina S.A.	2021
Águila Mora	Neuquén	—	90%	Vista Argentina	2054
México
Bloque CS-01	Tabasco	—	50%	Jaguar	2047
Bloque A-10	Tabasco	—	50%	Jaguar	2047
Bloque TM-01	Tabasco	—	50%	Jaguar	2047

As of December 31, 2017, PELSA is part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

Name	Location	Working interest		Operator	Duration Up To
		Direct	Indirect
Argentina
Bajada del Palo	Neuquén	73.15%	—	PELSA	2025
Entre Lomas	Río Negro and Neuquén	73.15%	—	PELSA	2026
Agua Amarga	Río Negro	73.15%	—	PELSA	2034/2040

Summarized financial information in respect of the Company’s material joint operations which assets, liabilities, revenues and expenses are not accounted for at 100% in the Company’s financial statements is set out below. The summarized financial information below represents amounts prepared in accordance with IFRSs at their respective working interests, adjusted by the Company for accounting purposes.

	Successor December 31, 2019	Successor December 31, 2018	Predecessor December 31, 2017
Assets
Non-current assets	8,221	14,950	257,009
Current assets	3,026	1,488	12,626
Liabilities
Non-current liabilities	918	483	8,151
Current liabilities	3,374	3,307	28,757

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor for the year ended December 31, 2019	Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018	Predecessor for the year ended December 31, 2017
Cost of sales	(9,103)	(12,120)	(40,846)	(195,200)
Selling expenses	(106)	(46)	(5,304)	(23,439)
General and administrative expenses	(1,488)	(230)	(1,494)	(6,949)
Exploration expenses	(667)	(2)	(134)	(1,049)
Other operating income and expenses, net	(74)	(390)	51	5,943
Financial results, net	(961)	988	1,706	2,078

Total costs and expenses for the period/year	(12,399)	(11,800)	(46,021)	(218,616)

29.3 Concession and changes in working interest oil and gas properties

29.3.1 Entre Lomas area

Vista Argentina (previously “PELSA”) is the operator and holder of 100% of the concessions for the exploitation of hydrocarbons in the Entre Lomas area (“Elo”), located in the Province of Río Negro and Neuquén. The concession contracts, renegotiated in 1991 and 1994, respectively granted the free availability of crude oil and natural gas produced, and determined the term of the concessions until January 21, 2016.

On December 9, 2014, Vista Argentina reached a renegotiation agreement with the Province of Río Negro for the concession of the Elo area, approved by Provincial Decree No. 1,706 / 2014. Through this agreement agreed to extend the concession of the Elo Area for the term of ten (10) years until January 2026, committing, among other conditions, to the payment of a fixed bond and a contribution to social development and institutional strengthening, a complementary contribution equivalent to 3% of oil and natural gas production and an important development and exploration plan for reserves and resources, and environmental remediation.

Likewise, the provincial government of Neuquén agreed to extend the concession contract of Elo corresponding to the Province of Neuquén for a period of ten (10) years until January 2026. In accordance with the extension agreement, Vista Argentina agreed to invest all ARS 237 million in future exploitation and exploration activities to be carried out in the aforementioned exploitation concession. Royalties increased from the previous rate from 12% to 15% and could increase to a maximum of 18%, depending on future increases in sales prices of the hydrocarbons produced.

29.3.2 Bajada del Palo area

On December 21, 2018, the Province of Neuquén approved Decree No. 2,357/18 about the transformation of the exploitation concession in the Bajada del Palo area, operated by Vista Argentina, into two CENCH, Bajada del Palo Oeste and Bajada del Palo Este. The two concessions are for a term of 35 years, include the payment of fixed royalties of 12% for new production from the shale (shale rock) formations, and this permission replace the concession of conventional exploitation of this area.

The Company committed to pay the Province of Neuquén the following concepts in the framework of the granting of unconventional exploitation concessions for both areas: (i) exploitation bonus for a total of approximately 1,168, (ii) Infrastructure Bond for a total of approximately 2,796; (iii) Corporate Social Responsibility for an amount of approximately 3,935; (iv) an important plan for the development and exploration of reserves. Likewise, Vista paid the amount of approximately 1,102 as stamp tax at the closing of the transaction. See Note 29.4 for more information about investment agreement.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

29.3.3 Agua Amarga Area

Vista Argentina is the owner and operator of the operating lots called Charco del Palenque and Jarilla Quemada in the Agua Amarga area, located in the Province of Rio Negro.

In 2007, Vista Argentina obtained the exploration permit in the Agua Amarga area located in the Province of Río Negro. Provincial Decree No. 557/07 and the signing of the respective contract on May 17 of the same year formalized the agreement. Based on the results of the exploration carried out in the Agua Amarga area, the Province of Río Negro granted the Concession of Exploitation of the Charco del Palenque fiel, on October 28, 2009, by means of the Provincial Decree No. 874 and its rectification No. 922, dated November 13, 2009, for exploitation for a term of 25 years.

The enforcement authority of the Province of Río Negro accepted the inclusion of the “Meseta Filosa” sector to the concession previously granted by Charco del Palenque, through Provincial Decree No. 1,665 of November 8, 2011, published in Official Gazette No 4,991 dated December 1, 2011.

Subsequently, the enforcement authority of the Province of Río Negro approved the inclusion of the Charco del Palenque Sur sector to the previously granted concession of Charco del Palenque, by means of Provincial Decree No. 1,199 dated August 6, 2015. In addition, on the same date, the Provincial Decree No. 1,207 gave Vista Argentina the exploitation concession for the Jarilla Quemada Field.

The exploitation concession Charco del Palenque is effective until 2034 and the exploitation concession Jarilla Quemada is effective until 2040.

29.3.4 Coirón Amargo Norte y Coirón Amargo Sur Oeste

Originally, the join operation Coirón Amargo Joint arrangement had an exploitation concession in the North Area (“Coirón Amargo Norte”) and an evaluation field in the South Area (“Coirón Amargo Sur”), effective until the year 2036 and 2017, respectively.

On July 11, 2016, the joint operators entered into an agreement for assignment of participating interest, through which the area was divided into three oil and gas properties: Coirón Amargo Norte (“CAN”), CASO and Coirón Amargo Sur Este (“CASE”).

CAN join operators are APCO SAU (actually Vista Argentina) with a 55% working interest, Madalena Energy Argentina S.R.L. (“Madalena”) with 35% working interest and Gas y Petróleo de Neuquén S.A. (“G&P”) with the remaining 10%. Vista Argentina is the operator since that date. The expiration date of the exploitation concession remains in 2036.

On December 28, 2017, the partners in the joint CAN agreement signed an Operational Committee Act approving the implementation of the “Carry Petrolero”, as a result of the foregoing, the partners agreed that Contributions made and to be made in the future will be recognized as greater assets and / or expenses, as appropriate, in terms of the amounts actually disbursed by them, regardless of the percentages of contractual participation.

Since that date Vista Argentina recognize the participation in this joint operation as 61.11%, which is comprised of its contractual share of 55% plus the incremental participation acquired from G&P, of 6.11%.

With respect to CASO joint operation was established and the joint operators were APCO SAU (actually Vista Argentina) with a 45% participation in the joint operation; O&G Development Ltd S.A. (“O&G”) with a 45% and G&P with the rest of 10%.

On August 22, 2018, Vista Argentina assignment to O&G a 35% non-operated working interest in the CASO oil and gas property. See Note 29.4.

Joint operators of CASO are actually Vista Argentina, O&G and G&P with working interests of 10%, 80% y 10% respectively, being O&G the designated operator. On September 25, 2018 though Decree No. 1,578/18, the evaluation lot of CASO became in an CENCH for a term of 35 years, expiring accordingly in the year 2053.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As in the CAN area, the CASO joint operators maintain a “Carry Petrolero” agreement for the participation of G&P, accounting Vista Argentina its participation in this joint operation for 11.11%.

29.3.5 Águila Mora

On August 22, 2018, APCO SAU (actually Vista Argentina) entered into a cross assignment of rights agreement (“the Aguila Mora Swap Agreement”), whereby: (i) Vista Argentina assigned to O&G (a subsidiary of Royal Dutch Shell plc.), a 35% non-operated working interest in the CASO oil and gas property, (ii) O&G assigned to Vista Argentina a 90% operated working interest in the Águila Mora oil and gas property, plus a 10,000 contribution for the upgrade of an existing water infrastructure for the benefit of the operations of Shell and Vista. The Aguila Mora Swap Agreement was approved by the province of Neuquén on November 22, 2018. Therefore, as of such date, Vista retained a 10% working interest in the CASO oil and gas property and held a 90% working interest in the Águila Mora oil and gas property, becoming the operator of the latter. This transaction was measured at the fair value of participant interest assigned to O&G and no gain or loss was recorded as a result of the transaction.

Vista Argentina was notified of Decree No. 2,597 granted by the Governor of the Province of Neuquén by which the concession of unconventional exploitation over the “Águila Mora” area is granted in favor of the G&P company for a period of 35 years from the November 29, 2019 (renewable, when due and subject to certain conditions, for successive periods of 10 years), replacing the previously unconventional exploration permit granted.

Vista Argentina maintains a “Carry Petrolero” for the participation of G&P, accounting its participation in this joint operation for 100%. See Note 29.4 for more details on investment agreement.

29.3.6. Jagüel de los Machos

Jagüel de los Machos is an exploitation concession located in the province of Rio Negro.

Decree No. 1,769/90 granted an exploitation concession for 25 years over the “Jagüel de los Machos” area to Naviera Perez Companc S.A.C.F.I.M.F.A (actually, Pampa Energía S.A.). Subsequently, by means of Decree No. 1,708/08 of the Province of Rio Negro, the exploitation concession was extended for ten (10) years, expiring accordingly on September 6, 2025.

On April 4, 2018, Pampa Energía S.A. to Vista Argentina ceded 100% of its participation in the “Jagüel de los Machos” operating concession. On July 11, 2019, Decree No. 806/19 of the Province of Rio Negro was issued, through which the Secretary of State for Energy of the Province of Rio Negro approved this assignment.

29.3.7. 25 de Mayo – Medanito S.E.

25 de Mayo – Medanito S.E. is an exploitation concession located in the province of Rio Negro

Decree No 2,164/91 reconverted the existing contract to that date on the area “25 de Mayo-Medanito S.E.” in an exploitation concession for 25 years. Subsequently, by means of Decree 1,708/08 of the Province of Rio Negro, the exploitation concession was extended for ten (10) years, expiring accordingly on October 28, 2026.

On April 4, 2018 Pampa Energía SA to Vista Argentina ceded 100% of its participation in the “25 de Mayo—Medanito SE” operating concession. On July 11, 2019, Decree No. 806/19 of the Province of Rio Negro was issued, through which the Secretary of State for Energy of the Province of Rio Negro approved this assignment.

29.3.8. Acambuco

The Company holds a 1.5% participation for the exploitation concession for Acambuco in the Northwest basin located in the Province of Salta. The operator of this assessment oil and gas property is Pan American Energy LLC (Argentina Branch) which holds a 52% participation. The remaining interests are held by three other partners, YPF which holds 22.5% interest, Shell Argentina S.A. with a 22.5% participation and Northwest Argentina Corporation, which holds the remaining 1.5% interest.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

On February 14, 2001, the concession holders requested the Declaration of Commerciality of an exploitation lot called “San Pedrito”, which expires in 2036.

Additionally, on February 16, 2005, the concession holders requested the Declaration of Commerciality of an exploitation lot called “Macueta”, which expires in 2040.

29.3.9. Sur Rio Deseado Este

The Company hold a 16.95% participation interest for the exploitation concession for Sur Rio Deseado Este in the Golfo San Jorge basin located in the Province of Santa Cruz. The operator of this assessment oil and gas property is Alianza Petrolera Argentina S.A. hold a 54.14% participation. The remaining concessionaires are: Petrolera El Trébol S.A., which has a 24.91% and SECRA S.A., which has a 4%. The concession expires on April 27, 2021 and there are no outstanding capital commitments. Additionally, the Company has a 44% interest in an exploration agreement in a portion of the Sur Rio Deseado concession, being the operator of this agreement is Quintana E&P Argentina S.R.L.

29.3.10 Mexico oil and gas properties

On October 29, 2018, the Company through its Mexican subsidiary Vista Holding II S.A. (“Vista II”) completed the acquisition, of 50% working interest in the following oil and gas properties:

(i)	Bloque CS-01

(ii)	Bloque A-10

(iii)	Bloque TM -10

As of the date of these consolidated financial statements the addendum to the license agreements of the three oil and gas properties between CNH, Jaguar, Pantera and the Company was executed.

The concessions expires in 2047.

29.4 Investment Commitment

As of December 31, 2019, the Company was committed with the Province of Río Negro to drill and complete until 2022: (i) 10 development wells, 4 step-out wells and 1 exploration wells in the 25 de Mayo – Medanito S.E and Jagüel de los Machos concessions for an estimated cost to fulfil this commitment of 20,250; and (ii) 8 development wells, 2 step-out wells in the Entre Lomas Río Negro concession, by an estimated cost of 22,000.

In addition, the Company was committed to perform until 2022: (i) 11 well workovers and abandon 21 wells, in 25 de Mayo – Medanito S.E and Jagüel de los Machos concessions for an estimated cost of 7,400; and (ii) 9 well workovers and abandon 3 wells, in the Entre Lomas Río Negro concession, for an estimated cost of 5,300.

Additionally, the Company was committed with the province of Neuquén to: (i) drill 5 horizontal wells with its associated facilities for an estimated cost of 51,800 until 2021 in the Bajada del Palo Este concession, in consideration for the concession; and (ii) put into production 3 existing wells and drill 2 new horizontal wells with its associated facilities for an estimated cost of 32,000 in the Águila Mora concession until 2021, in consideration for the concession.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

With respect to our operations in Mexico, as of December 31, 2019 the pending capital commitments were: (i) approximately 6,300, corresponding to an estimated amount of 15,549 Unidades de Trabajo (“UTs”) in CS-01; (ii) approximately 6,200, corresponding to an estimated amount of 12,250 Unidades de Trabajo (“UTs”) in A-10; and (iii) approximately 9,100, corresponding to an estimated amount of 6,850 Unidades de Trabajo (“UTs”) in TM-01. All pending capital commitments are due in 2021.

29.5 Exploratory well costs

There are no balances nor activity for exploratory well costs during the year ended December 31, 2019, the period beginning April 4, 2018 through December 31, 2018, for the period beginning January 1, 2018 through April 3, 2018 and for year ended December 31, 2017.

29.6 Regularization regime (moratorium)

Between the 29 and the 31 of March 2017, PELSA adhered to the regularization regime (moratorium) provided for Law No. 27,260 in relation to certain tax claims and provisions. PELSA related liabilities were mainly attributable to contingencies identified including interpretation differences with the Argentine tax authority regarding the time of recording well abandonment expenses for income tax purposes and the exemption from the Tax on Personal Assets as Substitute Taxpayer for a shareholder in Spain. As of December 31, 2017, the carrying amount of the matters that were included in the moratorium amounted to 7 and 2 were disclosed as “Non-current tax and tax royalties payable”.

Although the adhesion to the regularization regime established benefits of releasing tax fines and reducing compensatory interests, PELSA did not recognize any gain for the year ended December 31, 2017.

Note 30. Transportation Concessions

30.1 General considerations

The article 28 of the Federal Hydrocarbons Law (“LFH”) provides that every holder of an exploitation concession has the right to obtain a concession for the transportation of their hydrocarbons. In accordance with the provisions of Article 6 of Decree No. 115/19, the transport concessions that are granted after the issuance of this Decree will have complete independence and autonomy with respect to the exploitation concession that gives rise to it, so that the exploitation concession does not affect in any way the validity of the transport concession. The holder of a transport concession will be entitled to freely conclude the capacity reserve contracts in the terms provided in the Decree. These contracts may be freely negotiated as to their method of allocation, prices and volumes between the holder of a transport concession and the respective shippers.

30.2 Federal Transportation Concession

On November 22, 2019, the Secretariat of Energy Government issued Resolution No. 753/19 through which it granted Vista Argentina a concession to transport crude oil for the pipeline that will be extended from Borde Montuoso (in the Bajada de Palo Oeste area – Province of Neuquén) to the La Escondida pumping station (corresponding to the Allen—Puerto Rosales pipeline – Province of Río Negro), operated by Oleoductos del Valle Sociedad Anónima. In the same date Vista Argentina assigned the concession mentioned to Aleph, as part of the agreement mentioned in Note 27.

The Concession of Federal Transportation was granted until December 19, 2053.

This concession federal transportation will transport production coming not only from the Bajada de Palo Oeste Area, but also from the Bajada del Palo Este; Coirón Amargo Norte; Charco del Palenque; Entre Lomas located in Province of Neuquén and Río Negro.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

30.3 Transport Concession Entre Lomas Crude

On December 6, 2019, the Province of Río Negro issued Decree No. 1,821/19 through which it granted Vista Argentina a hydrocarbon transport concession associated with the Entre Lomas Area, on the oil pipeline that connects the crude treatment plant located in Charco Bayo in the Entre Lomas Area (the “PTC Elo”) until its interconnection with the trunk crude transport system in “La Escondida” operated by Oleoductos del Valle S.A. in the Province of Río Negro, including within the transport concession to the PTC ELo.

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of the Entre Lomas Area.

This concession will transport production not only from the Entre Lomas Area, but also from the Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte and Charco del Palenque.

30.4 Transport Concession 25 de Mayo—Medanito SE

On December 6, 2019, the Province of Río Negro issued Decree No. 1,822/19 by which it granted Vista Argentina a hydrocarbon transport concession associated with Area 25 de Mayo—Medanito SE, located in the Province of Río Negro on the pipeline that connects the Crude Treatment Plant located in Area 25 de Mayo-Medanito SE (Rio Negro) (“PTC MED”), until its interconnection with the trunk system of transport of crude in “Medanito” operated by Oleoductos del Valle S.A. in the province of Río Negro including within the transport concession to the PTC MED.

The concession was granted until October 26, 2026; the remaining term of validity of the exploitation concession of 25 de Mayo—Medanito Area.

This concession will transport production coming not only from Area 25 de Mayo – Medanito SE, but also from the Jagüel de los Machos Area.

30.5 Transport Concession Entre Lomas Gas

On December 6, 2019, the Province of Rio Negro issued Decree No. 1,823/19 through which it granted Vista Argentina a hydrocarbon transport concession associated with the Entre Lomas Area, on the gas pipeline that connects the gas treatment plant located in the Charco Bayo deposit in the Entre Lomas Area (“PTG ELo”) to the point that it interconnects with the trunk gas transport system operated by Transportadora del Gas S.A. (“TGS”) in the province of Río Negro including within said transport concession to the PTG ELo.

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of the Entre Lomas Area.

This concession will transport production not only from the Entre Lomas Area, but also from the Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte and Charco del Palenque

Note 31. Business Combinations

On April 4, 2018, the Company completed its Initial Business Combination that was recorded using the acquisition accounting method. The results of the operations acquired have been included in the consolidated financial statements since the date on which the Company obtained control of the respective businesses, as disclosed below.

31.1 Acquisition of PELSA (currently known as Vista Argentina) and the 3.85% direct interest in the oil and gas properties operated by PELSA from Pampa Energía S.A.

On January 16, 2018, Pampa Energía S.A. (“PAMPA”) agreed to sell VISTA its direct interest in PELSA and its direct interests in the Entre Lomas, Bajada del Palo and Agua Amarga oil and gas properties.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

On April 4, 2018, PAMPA and the Company, through its Mexican subsidiary Vista I, executed a share purchase agreement (the “Share Purchase Agreement PELSA”), for the acquisition of Pampa’s direct interest of:

i)

58.88% in PELSA, an Argentine company that holds a 73.15% direct operating interest in the Entre Lomas (“EL”), Bajada del Palo (“BP”), and Agua Amarga (“AA”) oil exploitation concessions in the Neuquina Basin in the provinces of Neuquén and Río Negro, Argentina (the “EL-AA-BP Concessions”) (the “PELSA Transaction”); and

ii)	3.85% direct interest in the EL-AA-BP Concessions operated by PELSA.

On the same date, Vista assigned all the rights and obligations of the Purchase Agreement related to the acquisition of the 3.85% direct interest in the EL-AA-BP Concessions to PELSA in order for such subsidiary to perform the purchase.

The main purpose of the business combination was to acquire an upstream business, which became the main activity of the Company after these business combinations, since the Company was established as a special purpose entity until this date (See Note 1).

31.1.1 Consideration transferred

This business combination was performed in exchange for a total consideration of 297,588 in cash at the closing date.

The costs related to the transaction of 967 were recognized in profit or loss by the Company as they were incurred and were recorded as “other operating expenses” in the accompanying consolidated statements of profit or loss and other comprehensive income.

The operating results of the acquired business have been included in the consolidated operating results of the Company as of the date of acquisition.

31.1.2 Assets acquired, and liabilities assumed as of April 4, 2018

As a result of the business combination, the Company identified a goodwill amounting to 11,999, attributable to the future synergies of the Company and PELSA combined business and assembled workforce. The Goodwill has been fully allocated to the Company’s single business segment, since is the only one which the Company operates, as described above. As of December 31, 2019, and 2018, goodwill is not deductible in Mexico, consequently if these circumstances do not change, it is not expected that there will be tax deductions in the future.

The following table details the fair value of the transferred consideration, the fair values of the acquired assets, the assumed liabilities and the non-controlling interest corresponding to PELSA’s acquisitions as of April 4, 2018:

	Notes	Total
Assets
Property, plant and equipment	[A]	312,728
Other intangible assets		494
Trade and other receivables	[B]	27,857
Other financial assets		19,712
Inventories		3,952
Cash and cash equivalents		10,216

Total assets acquired		374,959

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Notes	Total
Liabilities
Deferred income tax liabilities		56,396
Provisions	[C]	11,085
Employee defined benefits plan obligation		2,856
Salaries and social security payable		1,178
Income tax payable		2,914
Other taxes and royalties payable		3,394
Accounts payable and accrued liabilities		10,240

Total liabilities assumed		88,063

Net assets acquired		286,896

Goodwill		11,999
Non-controlling interest		(1,307)

Total consideration (Note 31.1.1)		297,588

[A] Property, plant and equipment:

•

Oil and gas Property: The Company has valued its interests in proved reserves (both developed and to be developed) and probable reserves in different acquired oil and gas properties. To estimate the future level of reserves, a report audited by external engineers was used adjusting by the temporality of the activity (e.g. drilling new wells and workovers) to adapt to Vista’s plans. These assumptions reflect all reserves and resources that management believe a market participant would consider when valuing the asset. In all cases, the approach used to determine the oil and gas property’s fair value was a combination of the income-based approach through the Indirect Cash Flow method and a valuation methodology for comparable transactions using the multiple US/acre. The projection period was determined based on the termination of the respective concession contracts. For each type of reserve or resource, management used a risk factor between 100% and 30% of success from their estimated full potential value. An 11.25% discount rate has been used, which was estimated taking the WACC rate in US as a parameter. The other main assumptions used to project cash flows were associated with crude oil, natural gas and NGL prices, foreign exchange and inflation rates, which were based on market participant assumptions.

[B] Acquired Receivables: The fair value of acquired trade and other receivables amounts to 27,857. The gross contractual amount of receivables is 31,504, out of which 3,647 are not expected to be collected.

[C] Contingent liabilities, provision for environmental remediation and asset retirement obligation: The Company has recorded 30,646 and 10,071 to reflect the fair value of possible and probable tax, civil and labor contingencies, environmental remediation and asset retirement obligation as of the acquisition date, respectively. PELSA is (whether directly or indirectly) involved in several legal, tax and labor proceedings in its ordinary course of business. The fair value was calculated considering the level of probability of cash outflows that would be required for each contingency or provision.

31.1.3 Non-controlling interest for business combination

The non-controlling interest (0.32% ownership interest in PELSA) recognized at the acquisition date was measured at its fair value. The Company acquired the remaining 40.80% ownership interest in PELSA through the acquisition of APCO on the same acquisition date (Note 31.3).

31.1.4 Net cash outflow on acquisition of subsidiaries

In the consolidated statement of cash flows:

Cash consideration transferred	297,588
Cash and cash equivalents acquired	(10,216)

Net cash outflow on acquisition of subsidiaries (*)	287,372

(*)

In the statement of cash flows 297,458 have been presented as Net cash outflow on acquisition of subsidiaries and 10,086 are included in the ‘‘Cash and cash equivalents at the beginning of the period’’ held by the Successor entity.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

31.1.5 Effect of acquisitions on the results of the Company

Included in the loss for the period there is a loss of 36,816 attributable to the additional business generated by PELSA. Revenue for the period includes 86,941 attributable to the additional revenues generated by the ownership interest acquired in PELSA.

Had these business combinations been effected at January 1, 2018, the revenue of the Group for the year would have been 360,026 and the loss for the year would have been 28,835. The directors consider these ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined Group on an annualized basis and to provide a reference point for comparison in future periods.

In determining the ‘pro-forma’ revenue and net profit of the Group had been acquired at the beginning of the current year, the management have calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

31.2 Acquisition of oil and gas properties Jagüel de los Machos and 25 de Mayo-Medanito SE, by PELSA from Pampa Energía S.A.

On January 16, 2018, Pampa Energía S.A. agreed to sell Vista its direct interest in 25 de Mayo-Medanito and Jagüel de los Machos oil and gas properties, in the Neuquina Basin in the Province of Río Negro, Argentina.

On April 4, 2018, PAMPA and the Company, through its Mexican subsidiary Vista I, executed a purchase agreement (the “Purchase Agreement Oil and Gas Properties”), for the acquisition of the following (the “Oil and gas properties Transaction”):

i)	100% interest in the 25 de Mayo-Medanito oil exploitation concession area; and

ii)	100% interest in the Jagüel de los Machos oil exploitation concession area.

On the same date, Vista assigned all the rights and obligations of the Purchase Agreement oil and gas properties to PELSA in order for such subsidiary to perform the purchase.

The main purpose of the business combination was to acquire an upstream business, which became the main activity of the Company, after these two business combinations, since the Company was established as a special purpose entity until this date (See Note 1).

31.2.1 Consideration transferred

This business combination was performed in exchange for a total consideration of 85,435 in cash.

The costs related to the transaction of 277 were recognized in profit or loss by the Company as they were incurred and were recorded as “other operating expenses” in the accompanying consolidated statements of profit or loss and other comprehensive income. The operating results of the acquired business have been included in the consolidated operating results of the Company as of the date of acquisition.

31.2.2 Assets acquired and liabilities assumed as of April 4, 2018

As a result of the business combination, the Company has identified a goodwill for an amount of 5,542 related to this transaction. As of December 31, 2019, and 2018, goodwill is not deductible in Argentina, consequently any change in the recognition of the business combination, and if these circumstances do not change, it is not expected that there will be tax deductions in the future.

The following table details the fair value of the transferred consideration, the fair values of the acquired assets and the assumed liabilities corresponding to Oil and gas properties’ acquisitions as of April 4, 2018:

	Notes	Total
Assets
Property, plant and equipment	[A]	86,096
Deferred income tax asset		1,226

Total assets acquired		87,322

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Notes	Total
Liabilities
Provisions	[B]	6,406
Salaries and social security payable		1,023

Total liabilities assumed		7,429

Net assets acquired		79,893

Goodwill		5,542

Total consideration (Note 31.2.1)		85,435

[A] Property, plant and equipment:

•

Oil and gas property: The Company has valued its interests in proved reserves (both developed and to be developed) and probable reserves in different acquired oil and gas properties. To estimate the future level of reserve, a report audited by external engineers was used adjusting by the temporality of the activity (e.g. drilling new wells and workovers) to adapt to the Vista’s plans. These assumptions reflect all reserves and resources that management believe a market participant would consider when valuing the asset. In all cases, the approach used to determine the Oil and gas property’s fair value was a combination of the income-based approach through the Indirect Cash Flow method. The projection period was determined based on the termination of the respective concession contracts. For each type of reserve or resource, management used a risk factor between 100% and 30% of success from their estimated full potential value. An 11.25% discount rate has been used, which was estimated taking the WACC rate in US as a parameter. The other main assumptions used to project cash flows were associated with Crude oil, natural gas and NGL prices, foreign exchange and inflation rates, which were based on market participant assumptions.

[B] Provision for Environmental remediation and asset retirement obligation: The Company has recorded 3,676 and 2,730 to reflect the fair value of possible and probable environmental remediation and asset retirement obligation as of the acquisition date, respectively. The fair value was calculated considering the level of probability of cash outflows that would be required for each provision.

31.2.3 Net cash outflow on acquisition of subsidiaries

In the consolidated statement of cash flows:

Cash consideration transferred	85,435
Cash and cash equivalents acquired	—

Net cash outflow on acquisition of subsidiaries	85,435

31.2.4 Effect of acquisitions on the results of the Company

Included in the loss for the period there is a profit of 69,016 attributable to the additional business generated by the acquisition of Jagüel de los Machos and 25 de Mayo – Medanito SE. Revenues for the period include 130,015 attributable to the additional revenues generated by Jagüel de los Machos and 25 de Mayo – Medanito SE.

Had this business combination been effected at January 1, 2018, the revenue of the Group for the year would have been 371,132 and the loss for the year would have been 10,090. The directors consider these ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined Group on an annualized basis and to provide a reference point for comparison in future periods.

In determining the ‘pro-forma’ revenue of the Group had this business combination been acquired at the beginning of the current year, the management have calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

31.3 Acquisition of APCO from Pluspetrol

On April 4, 2018, Pluspetrol Resources Corporation established in Cayman Island (“Pluspetrol”) and the Company, through its mexican subsidiary Vista I, executed a share purchase agreement (the “Share Purchase Agreement APCO”), for the acquisition of 100% of APCO Oil & Gas International, Inc. (“APCO O&G”) and 5% of APCO Argentina S.A. (“APCO Argentina”) (together “APCO Transaction”).

APCO O&G holds (a) 39.22% of the capital stock of PELSA; (b) 95% of the capital stock of APCO Argentina, which holds a 1.58% direct equity interest in PELSA; and (c) 100% of the capital stock of APCO Oil & Gas International Inc. Argentina Branch (“APCO Argentina Branch”).

Through APCO Argentina Branch, APCO O&G indirectly holds: (a) a 23% interest in the EL-AA-BP Concessions operated by PELSA; (b) a 45% non-operating interest in an oil and gas property in the Neuquina Basin in the Province of Neuquén, Argentina, which is denominated “Coirón Amargo Sur Oeste”; (c) a 55% operating interest in an exploitation concession in the Neuquina Basin in the Province of Neuquén, Argentina, which is denominated “Coirón Amargo Norte”; (d) a 1.5% non-operating interest in an exploitation concession in in the Noroeste Basin in the Province of Salta, Argentina, which is denominated “Acambuco”; (e) a 16.95% non-operating interest in an exploitation concession in the Golfo San Jorge Basin in the Province of Santa Cruz, Argentina, which is denominated “Sur Río Deseado Este ”; and (f) a 44% non-operating interest in an exploration agreement for the exploration of a portion of Sur Rio Deseado Este.

As of the date of this business combination, Vista directly and indirectly holds 99.68% of PELSA. The 0.32% remaining equity interest was directly acquired by the Company from PELSA’s minority shareholders, to account for 100% of the capital stock of PELSA on April 25, 2018.

The main purpose of the business combination was to acquire an upstream business, which became the main activity of the Company, after these two business combinations, since the Company was established as a special purpose entity until this date.

31.3.1 Consideration transferred

This business combination was performed in exchange for a total cash consideration of 349,761.

The costs related to the transaction of 1,136 were recognized in profit or loss by the Company as incurred and were recorded as “other operating expenses” in the accompanying consolidated statements of profit or loss and other comprehensive income. The results of operations of APCO and APCO Argentina have been included in the consolidated operating results of the Company as of the date of acquisition.

In connection with this transaction, as described in Note 17.2, the Company obtained a bank loan in the amount of 260,000 net of the transaction costs of 11,904.

31.3.2 Assets acquired and liabilities assumed as of April 4, 2018

As a result of the business combination, the Company has identified a goodwill for an amount of 10,943 related to this transaction. As of December 31, 2019, and 2018, goodwill is not deductible in Mexico, consequently, even any change in the recognition of the business combination, and if these circumstances do not change, it is not expected that there will be tax deductions in the future.

The following table details the fair value of the transferred consideration, the fair values of the acquired assets, the assumed liabilities and the non-controlling interest corresponding to APCO’s and APCO Argentina’s acquisitions as of April 4, 2018:

	Notes	Total
Assets
Property, plant and equipment	[A]	380,386
Other intangible assets		417
Trade and other receivables	[B]	34,076
Other financial assets		13,579
Inventories		4,409
Cash and cash equivalents		14,432

Total assets acquired		447,299

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Notes	Total
Liabilities
Deferred income tax liabilities		67,503
Provisions	[C]	12,881
Employee defined benefits plan obligation		3,483
Other taxes and royalties payable		3,349
Salaries and social security payable		1,312
Income tax payable		6,458
Accounts payable and accrued liabilities		13,495

Total liabilities assumed		108,481

Net assets acquired (1)		338,818

Goodwill		10,943

Total consideration (Note 31.3.1)		349,761

(1)

The remaining total net assets acquired from APCO Oil & Gas International, Inc., after consolidation process and purchase price allocation corresponds to an amount of 851 of total assets related to cash and cash equivalents and receivables, and no liabilities.

[A] Property, plant and equipment:

•

Oil and gas property: The Company has valued its interests in proved reserves (both developed and to be developed) and probable reserves in different acquired oil and gas properties. To estimate the future level of reserves, a report audited by external engineers was used adjusting by the temporality of the activity (e.g. drilling new wells and workovers) to adapt to the Vista’s plans. These assumptions reflect all reserves and resources that management believe a market participant would consider when valuing the asset. In all cases, the approach used to determine the Oil and gas property’s fair value was a combination of the income-based approach through the Indirect Cash Flow method and a valuation methodology for comparable transactions using the multiple US/acre. The projection period was determined based on the termination of the respective concession contracts. For each type of reserve or resource, management used a risk factor between 100% and 30% of success from their estimated full potential value. An 11.25% discount rate has been used, which was estimated taking the WACC rate in US as a parameter. The other main assumptions used to project cash flows were associated with Crude oil, natural gas and NGL prices, foreign exchange and inflation rates, which were based on market participant assumptions.

[B] Acquired Receivables: The fair value of acquired trade and other receivables amounts to 34,076. The gross contractual amount of receivables is 36,590, out of which 2,514 are not expected to be collected.

[C] Contingent liabilities, provision for environmental remediation and asset retirement obligation: The Company has recorded 122, 600 and 12,159 to reflect the fair value of possible and probable tax, civil and labor contingencies, environmental remediation and asset retirement obligation as of the acquisition date, respectively. APCO is (whether directly or indirectly) involved in several legal, tax and labor proceedings in its ordinary course of business. The fair value was calculated considering the level of probability of cash outflows that would be required for each contingency or provision.

31.3.3 Net cash outflow on acquisition of subsidiaries

In the consolidated statement of cash flows:

Cash consideration transferred	349,761
Cash and cash equivalents acquired	(14,432)

Net cash outflow on acquisition of subsidiaries (*)	335,329

(*)

In the statement of cash flows have been presented 342,281 as net cash outflow on acquisition of subsidiaries and 6,952 are included in the ‘‘Cash and cash equivalents at the beginning of the period’’ held by the Successor entity line.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

31.3.4 Effect of acquisitions on the results of the Company

Included in the loss for the period there is a loss of 32,546 attributable to the additional business generated by APCO and APCO Argentina-. Revenue for the period includes 114,380 attributable to the additional revenues generated by APCO Argentina Branch. During the successor period APCO Oil & Gas International Inc, did not generate any revenue.

Had this business combination been effected at January 1, 2018, the revenue of the Group for the year would have been 367,167 and the loss for the year would have been 25,505. The directors consider these ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined Group on an annualized basis and to provide a reference point for comparison in future periods.

In determining the ‘pro-forma’ revenue and net profit of the Group had been acquired at the beginning of the current year, the management have calculated:

i)

depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements; and

ii)	borrowing costs on the funding levels, credit ratings and debt/equity position of the Group after the business combination.

31.4 Effect of all acquisitions on the cash flow, Goodwill and results of the Company

If all business combinations (Note 31.1, 31.2 and 31.3) were made as of January 1, 2018, the Company’s consolidated revenues for the period would have increased to 435,653 and the loss for the period would have been 11,666.

In the consolidated statement of cash flows:

Cash consideration transferred	732,784
Cash and cash equivalents acquired	(24,648)

Net cash outflow on acquisition of subsidiaries (*)	708,136

(*)

In the statement of cash flows have been presented 725,174 as net cash outflow on business acquisitions and 17,038 are included in the ‘‘Cash and cash equivalents at the beginning of the period’’ held by the Successor entity line.

The Composition of Goodwill is

PELSA	11,999
JDM and Medanito	5,542
APCO	10,943

Total Goodwill	28,484

Note 32. Regulatory Tax

A-Argentina

On December 10, 2019, the New Administration of Argentina took office, with the main objective of implementing measures to remedy and order the economic situation of the country.

On December 23, 2019, the “Public Emergency Law on Social Solidarity and Production Reactivation” Law No. 27,541 and Presidential Decree No. 58/2019 were published in the Official Gazette and become in force in such date. The reforms introduced are aimed at reactivating the economic, financial, tax, administrative, social security, rate, energy, health and social sectors and empowering the Executive Branch to carry out the necessary proceedings and actions to recover and ensure Argentina’s public debt sustainability.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The main measures included in the law and its administrative order are as follows:

32.1 Income tax

Law No. 27,430 had established that the corporate income tax rate would be reduced from 35% to 30% for fiscal years beginning as of January 1, 2018 through December 31, 2019 and to 25% for fiscal years beginning as of January 1, 2020.

Tax on dividends or profit distributed by, among others, Argentine companies or permanent establishments to individuals, undivided properties or beneficiaries residing abroad are distributed based on the following considerations: (i) dividends resulting from the profit accrued during the fiscal years beginning January 1, 2018 through December 31, 2019, will be subject to a 7% withholding tax; and (ii) dividends resulting from profit accrued during the fiscal years beginning on January 1, 2020 will be subject to a withholding tax of 13%.

The reform introduced by the Law No. 27,541, suspended these tax reductions and maintains the originals 30% for income tax and 7% for tax on dividends until fiscal years beginning as of January 1, 2021, inclusive.

Law No. 27,468 had established that for the first three fiscal years beginning as of January 1, 2019, the positive or negative effect of the inflation adjustment provided by the Income Tax Law should be distributed in one third of the in the tax return of the fiscal year in which the adjustment was assessed, and the remaining two thirds, in equal parts, in the two immediately subsequent fiscal years. The abovementioned reform amended such distribution and established that one sixth of the positive or negative adjustment for the first and second fiscal years beginning as from January 1, 2019, should be allocated to the tax return of the year in which the adjustments are assessed, and the remaining balance, to the immediately following five fiscal years. However, for fiscal years beginning as of January 1, 2021, 100% of the adjustment may be deducted/taxed in the fiscal year in which the effect is determined.

32.2 Employer contributions

(i) The progressive reduction in employer contributions is eliminated, and as from December 2019, rates are 20.40% for private sector employers in the Services or Commerce sectors and the remaining private sector employers are subject to a 18% rate.

(ii) The regulation establishes fixed amounts which may be deducted from the calculation base, but it does not include a future adjustment provision.

(iii) From the contributions effectively paid, the amount resulting from applying the percentage points established for each particular jurisdiction to the tax bases may be computed as VAT credit.

32.3 Statistical rate

An increase from 2.5% to 3% in the statistical rate is established; it is applicable to definitive imports for consumption as from January 1, 2020 through December 31, 2020.

In the case of capital goods imports to be used in investments aimed at producing oil and gas arising from unconventional fields, the application of the 0% rate is extended until December 31, 2020.

32.4 Tax for an inclusive and solidary Argentina (“PAIS”)

A 30% tax is established for a five tax-year term on transactions related to the acquisition of foreign currency.

The tax amount may not be computed as payment on account of any taxes and reaches the following operations: (i) purchases of foreign currency bills for hoarding; (ii) foreign currency exchange transactions to be used for payments related to acquisitions of goods or service provisions made abroad, whichever the payment method used to settle them; (iii) acquisition of services abroad through Argentine travel and tourism agencies; (iv) acquisition of passenger transportation services abroad.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

32.5 Export duties

The Executive branch is empowered to increase export duties 15% in the case of goods exports not subject to export duties or which were subject to a 0% rate as of September 2, 2018.

Before approving Law No. 27,541, the federal government published Presidential Decree No. 37/2019 (Official Gazette dated December 14, 2019), in which the 4 ARS/US cap established by the previous administration in 2018, was suppressed.

32.6 Energy system

The law empowers the executive Branch to:

(i) Maintain electric power and natural gas rates under federal jurisdiction and initiate a comprehensive review of current rates, or to initiate an extraordinary review as from the effective date of this law and for a 180-day maximum term, in an aim to reduce the actual rate burden borne by households, stores and industries in 2020. Moreover, provinces are also invited to adhere to these policies to maintain the rate charts and to renegotiate or perform an extraordinary review of provincial rates.

(ii) Carry out a state-mandated audit at the ENRE (Argentine energy regulatory agency) and the ENARGAS (Argentine gas regulatory agency) for a term of one (1) year.

In exercise of its delegated powers, the government announced the suspension of any adjustment in connection with electric power and gas rates for a 180 day-term established by the law.

In line with the abovementioned energy rate adjustments, the government also requested YPF’s (Yacimientos Petrolíferos Fiscales, the largest Oil & Gas Company in Argentina) to maintain fuel prices without any adjustments. The other oil companies including Vista, initially agreed not to adjust their prices if YPF does not, either.

B- Mexico

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensation universal). As of such date, the right to offset any tax credit will be against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties). Additionally, by Executive Decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located in the northern border of Mexico.

32.7 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment, which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

32.8 Fuel tax

Certain modifications are introduced to the fuel tax, incorporating a tax on the emission of carbon dioxide. The reform simplifies the fuel taxation structure, keeping the same tax burden effective prior to the reform.

32.9 Income tax

Additionally, on October 30, 2019, the Mexican government approved fiscal reform 2020, which is effective as of January 1, 2020, among other aspects this reform includes:

The reform established a limitation on the deduction of the net interest for the year, equivalent to the amount resulting from multiplying the taxpayer’s adjusted fiscal profit by 30%. There is an exception with a limit of 20 million Mexican pesos for deductible interest at the group level in Mexico.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Fiscal Code of the Federation (“CFF”) was modified to add new circumstances to attribute joint and several liability to partners, shareholders, directors, managers or any other responsible for the management of the business. These new circumstances are applicable when operating with companies or individuals included in the black list of taxpayers who issue electronic invoices considered non-existent operations due to lack of assets, personnel, infrastructure or material capacity; or when it is considered that it is not in the Federal Taxpayers Registry (“RFC”) or when there is a change of fiscal address without having submitted the corresponding notification to the tax authorities in due time.

Likewise, the Management evaluated the impact of the reform on the financial statements as of December 31, 2019 and concluded that there are no significant impacts on it.

Note 33. Share-based payments

As of December 31, 2017, PELSA did not have any share-based payment scheme.

On March 22, 2018 the Shareholders of the Company authorized the existence of a LTIP to retain key employees and vested the Board of Directors with authority to administer such plan. On the same Shareholder’s Meeting the Shareholders resolved to reserve 8,750,000 out of 100,000,000 Series A shares issued in December 18, 2017 to be used thereunder.

As per the LTIP approved by the Board, such plan started on April 4, 2018. As part of the LTIP the Company will enter into the Administrative Trust to deposit the Series A shares to be used thereunder.

The plan has the following benefits paid to certain executives and employees that are considered share-based payments:

33.1 Stock Options (Equity Settled)

The stock option gives the participant the right to buy a quantity of shares over certain period of time at a defined strike price. Stock options will be vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date to which the stock options are provided to the participants. Stock Options are exercisable up to 5 years from the date they are granted. The plan establishes that the number of options to be granted will be determined using a Black & Sholes Model.

33.1.1 Movements during the year of Series A shares

The following table illustrates the number of Series A shares and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	Consolidated-Successor for the year ended December 31, 2019		Consolidated-Successor for the period from April 4,2018 through December 31, 2018
	Number of rights to buy	WAEP	Number of rights to buy	WAEP
Outstanding as of beginning of the year	1,330,541	10.0	—	—
Granted during the year	2,704,003	6.7	1,330,541	10.0
Paid during the year	(40,540)	10.0	—	—
At the end of the year	3,994,004	7.8	1,330,541	10.0

The following table list the inputs to the models used for the plan for the periods/years:

	Consolidated-Successor for the year ended December 31, 2019	Consolidated-Successor for the period from April 4, 2018 through December 31, 2018
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	40%	40%
Risk–free interest rate (%)	2.5%	1.5%
Expected life of share options (years)	5	5
Weighted average exercise price (US)	6.7	10.0
Model used	Black-Scholes-Merton	Black-Scholes-Merton

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of options granted during the year ended December 31, 2019 and during the period beginning April 4, 2018 through December 31, 2018 was 2.6 and 3.7, respectively.

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares that will be deposited in the Administrative Trust and the price per share.

For the year ended December 31, 2019 and for period from April 4 to December 31, 2018, the compensation expense recorded in the consolidated statement of operations amounted to 3,529 and 1,238, respectively.

33.2 Restricted Stock (Equity Settled)

One or more shares that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Restricted Stock is vested as follows (i) 33% the first year, (ii) 33% the second year and (iii) 34% the third year with respect to the date to which the Restricted Stock are granted to the participants.

33.2.1 Movements during the period

The following table illustrates the number and WAEP of, and movements share during the successor period:

	Consolidated-Successor for the year ended December 31, 2019		Consolidated-Successor for the period from April 4, 2018 through December 31, 2018
	Number of Series A shares	WAEP	Number of Series A shares	WAEP
Outstanding as of beginning of year	854,750	10.0	—	—
Granted during the period/year	1,356,762	6.7	854,750	10.0
Paid during the year	(4,500)	10.0	—	—
At the end of the year	2,207,012	7.8	854,750	10.0

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares that will be deposited in the Administrative Trust and the price per share.

For the year ended December 31, 2019 and for the period from April 4 to December 31, 2018, the compensation expense recorded in the consolidated statement of profit or loss and other comprehensive income amounted to 7,126 and 2,783, respectively. The restricted Series A shares issued in the exercise are revealed in Note 20.

All shares are considered outstanding for both basic and diluted (loss) earnings per share purposes, since the shares are entitled to dividend if and when declared by the Company.

Note 34. Events after the reporting period

The Company has evaluated subsequent events as of December 31, 2019 to assess the need for potential recognition or disclosure in these financial statements. The Company assessed such events until April 29, 2020, the date these financial statements were available to be issued. Based on this evaluation, it was determined that there were no subsequent events requiring recognition or disclosure in these financial statements except for the following:

i) On January 15, 2020, Vista Argentina signed a loan agreement with Banco Macro S.A. for an amount of 30,000 with an annual interest rate of 5.25%, and expiration date as of July 15, 2020.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

ii) On January 16, 2020, the National Hydrocarbons Commission (“CNH”) notified the authorization of the transfer of control of block CS-01 in favor of Vista Oil & Gas Holding II S.A. de C.V. Consequently, the Company will operate this block once the administrative matters with CNH are complete.

iii) On January 21, 2020, Vista Argentina paid the first capital quote of the Syndicated Term Loan for an amount of 15,000, together with the third payment of interest for an amount of 11,190.

iv) On February 21, 2020, Vista Argentina issued a simple non-convertible debt security (“ON III”), under the Notes Program mentioned in Note 17.1, for an aggregate principal amount of 50,000, with the annual interest rate 3.5%, and expiration date as of February 21, 2024.

v) On February 26, 2020, the Company announced that its Board of Directors approved changes to the participation of the Company in the capital structure of Aleph. The Company has reached an agreement with affiliates of Riverstone and Southern Cross Group (the “Financial Sponsors”) to purchase all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph, at an aggregate purchase price of 37,500 (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors). For more details, please refer to Note 27. On March 30, 2020, the Company paid the purchase price mentioned and adquired 100% of Aleph’s capital.

vi) During March 2020, Vista Argentina canceled the loans with Banco de Galicia y Buenos Aires S.A., Banco BBVA Argentina S.A and Banco de la Ciudad de Buenos Aires for an amount of ARS 681,178, ARS 845,865 and US 7,110, respectively.

vii) On April 1, 2020, Vista Argentina signed a loan agreement with Banco BBVA Argentina S.A. for an amount of ARS 725,000 (equivalent US 11,235) at an annual floating interest rate equal to Base Rate plus an applicable margin of 6%, and expiration date as of April 1, 2021.

viii) On April 27, 2020, Vista Argentina signed a loan agreement with Bolsas y Mercados Argentinos S.A. for an amount of ARS 95,000 (equivalent US 1,428) at an annual interest rate of 18.62% and for a period of 30 days, guaranteed by government bond hold by Vista Argentina.

ix) The 2019 coronavirus (“COVID-19”) outbreak is currently having an indeterminable adverse impact on the world economy. While the COVID-19 has begun to have numerous worldwide effects on general commercial activity, one such effect is that the price of crude oil dropped. On March 8, 2020, Brent crude slid US$10.91 (or 24.1%) to US$34.36 in the worst day since 1991. From March 16 to April 2, 2020, Brent price was below US$30/bbl, with a minimum price of US$22.72/bbl on March 30, 2020. Although, OPEC and OPEC+ agreed a curtailment of 9.7 MMBbl/d on April 9, 2020, pushing Brent above the US$30/bbl mark, Brent dropped below US$20/bbl on April 21, 2020.

Consequently, the Group is facing a new oil market scenario with increased oil supply mainly led by Saudi Arabia and significant demand reduction due to extreme COVID-19 containment measures. These two main factors have led to an oil surplus build up resulting in a sharp drop in oil prices (Brent fell by more than 55% between December 2019 and March 2020). At this time, given the uncertainty of the lasting effect of the COVID-19 outbreak, its impact on the Group’s business cannot be determined. The Group immediately took decisive measures, such as reducing the 2020 work program. Due to the severity of the current oil price outlook, additional adjustments have been made both to capital investment plans, including renegotiation of investment commitments and leases agreements, and operating and administrative costs, with continuous monitoring to adjust further if necessary.

If the lower oil price scenario continues for a longer period of time and the Group is not able to further adjust the investments and operating costs structures to optimize its cash flows, the Group might have to recognize impairment charges of some assets which could include accounts receivables, deferred income tax assets, goodwill and property, plant and equipment in the future.

The Group will keep continuous attention on the situation of the COVID-19 and future fluctuation in oil prices, take responsive tackling measures, and assess the impact on the financial position and operating results of the Group after the balance sheet date. Up to the date of the issuance of the consolidated financial statements, the Company has determined no impairment charges and other material adjustments, however it will continue to assess the current situation in future financial statements. Likewise, under this current challenging scenario compliance with covenants and commitments will continue to be monitored. In the event of any breach on covenants, the administrative agent or the required lenders could elect to declare the indebtedness, together with accrued interest and other fees.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

There are no other events or operations that occurred between the closing date of the period and the date of issuance of the consolidated financial statements that could significantly affect the equity situation or the Company’s results as of the closing date.

Note 35. SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 “Extractive Activities - Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves, Estimation and Disclosures”, issued by Financial Accounting Standard Board (“FASB”) in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the Security and Exchange Commision (“SEC”) final rules and interpretations, published on December 31, 2008. This information includes the Company’s oil and gas production activities carried out in Argentina and Mexico.

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during the year ended December 31, 2019 and for the period from April 4 to December 31, 2018 (Successor) and from January 1, 2018 to April 3, 2018 and year ended as of December 31, 2017 (Predecessor). The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include costs necessary for retaining undeveloped properties, seismic acquisition cost, seismic data interpretation, geological modeling, exploration well drilling costs and testing of drilled wells. Development costs include drilling costs and equipment for development wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed technical volumes.

	Successor For the year ended December 31, 2019		Successor For the period from April 4 to December 31, 2018		Predecessor For the period from January 1 to April 4, 2018	Predecessor For the year ended December 31, 2017
	Argentina	Mexico	Argentina	Mexico	Argentina	Argentina
Acquisition of properties
Proved	—	—	(555,944)	—	—	—
Unproved	—	278	—	(29,681)	—	—

Total property acquisition	—	278	(555,944)	(29,681)	—	—

Exploration	(9)	(667)	(637)	—	(134)	(1,049)
Development	(146,935)	(601)	(131,080)	—	(3,999)	(29,543)

Total costs incurred	(146,944)	(990)	(687,661)	(29,681)	(4,133)	(30,592)

There are no Vista’s nor Vista Argentina’s share in equity method investees’s costs incurred during the periods/years above mentioned. There are not costs incurred directly associated with oil and gas producing activities in Mexico during the predecessors’ periods.

Capitalized cost

The following table presents the capitalized costs as of December 31, 2019, 2018 and 2017, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

	Successor December 31, 2019		Successor December 31, 2018		Predecessor December 31, 2017
	Argentina	Mexico	Argentina	Mexico	Argentina
Proved properties (1)
Machinery, installations and software licenses	29,757	40	20,602	—	16,996
Oil and gas properties and wells	1,040,250	—	804,752	—	1,061,163
Other uncompleted projects	74,924	601	77,536	—	3,911
Unproved properties	—	29,403	13,157	29,681	—

Gross capitalized costs	1,144,931	30,044	916,047	29,681	1,082,070
Accumulated depreciation	(222,847)	(3)	(74,413)	—	(824,399)

Total net capitalized costs	922,084	30,041	841,634	29,681	257,671

(1)	Includes capitalized amounts related to assets retirement obligations and impairment loss / recovery.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

There are no Vista’s nor Vista Argentina’s share in equity method investees’s capitalized costs during the periods/years above mentioned. There are not capitalize costs directly associated with oil and gas producing activities in Mexico during the predecessors’ periods.

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the year ended December 31, 2019 and for the periods from April 4 to December 31, 2018 (Successor) and from January 1, 2018 to April 3, 2018 and for the year ended December 31, 2017 (Predecessor). Income tax for the periods presented was calculated utilizing the statutory tax rates.

	Successor For the year ended December 31, 2019	Successor For the period FromApril 4 to December 31, 2018	Predecessor For the period from January 1, 2018 to April 3, 2018	Predecessor For the year ended December 31, 2017
Revenue from contract with customers	415,976	331,336	44,463	198,075
Surplus Gas Injection Compensation	—	—	291	16,938

Revenue and other income	415,976	331,336	44,754	215,013
Production costs, excluding depreciation
Operating costs and others	(114,431)	(86,245)	(18,367)	(77,461)
Royalties	(61,008)	(50,323)	(6,795)	(28,163)

Total production costs	(175,439)	(136,568)	(25,162)	(105,624)
Exploration expenses	(676)	(637)	(134)	(1,049)
Impairment recovery of Property, Plant and equipment	—	—	—	5,290
Accreation expenses	(1,723)	(897)	(233)	(815)
Depreciation, depletion and amortization	(153,001)	(74,772)	(14,194)	(61,211)

Results of operations before income tax	85,137	118,462	5,031	51,604
Income tax	(25,541)	(35,539)	(1,509)	(18,061)

Results of oil and gas operations	59,596	82,923	3,522	33,543

There is no Vista’s nor Vista Argentina’s share in equity method investee’s results of operations during the periods/year abovementioned. There are no operations directly associated with oil and gas producing activities in Mexico during the periods/year abovementioned.

Estimated oil and gas reserves

Before April 4, 2018 Vista had no ownership in the oil and gas fields that are subject of this information. Technical volumes as of December 31, 2017 are predecessor’s net (at working interest) reserves volumes, and those volumes are not reserves to the interest of Vista before that date. However, Gaffney, Cline & Associates did carry out a reserves audit at the same properties for Pampa and APCO according to the SEC regulations, and it is those volumes, adjusted to 100% working interest, that are discussed in the following sections. Proved reserves as of December 31, 2018, are Vista’s net proved reserves including PELSA’s predecessor net proved reserves and additional acquisitions and developments. Proved reserves as of December 31, 2019, are Vista’s net proved reserves audited by DeGolyer and MacNaughton.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC rules and ASC 932, as amended. Accordingly, crude oil prices used to determine proved reserves were the average price during the 12-month period prior to the ending date of December 31, 2019, 2018 and 2017, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such periods. Additionally, since there are no benchmark market natural gas prices available in Argentina, Vista used average realized gas prices during the year to determine its gas reserves.

The Company’s and its predecessor’s proved reserves and technical volumes estimation as of December 31, 2018 and 2017 was audited by Gaffney, Cline & Associates, an independent petroleum engineering consulting firm, while the Company’s proved reserves as of December 31, 2019 was audited by DeGolyer and MacNaughton. The independent audit covered 100% of the estimated reserves located in areas operated and non-operated by the Company. Gaffney, Cline & Associates and DeGolyer and MacNaughton audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. We provided all information required during the course of the audit process to Gaffney, Cline & Associates, and DeGolyer and Mac Naughton satisfaction.

Reserves estimations, as well as future production profiles, are often different from the quantities of hydrocarbons which are finally recovered. Theaccuracy of such estimations depends, in general, on the assumptions on which they are based.

Royalties payable to Provinces have not been deducted from reported proved reserves/technical volumes. Gas includes Gas Sales and Consumption.

Hydrocarbon liquid volumes represent crude oil, condensate, gasoline and LPG to be recovered in field separation and plant processing and are reported in millions of stock tank barrels (MMBbl). Natural gas volumes represent expected gas sales and field’s fuel usage and are reported in billion (109) standard cubic feet (Bcf) at standard condition of 14.7 psia and 60°F. Gas volumes result from field separation and processing, being reduced by injection, flare and shrinkage, and include the volume of gas consumed at the field for production operations.

The following tables sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas proved reserves and technical volumes as of December 31, 2019, 2018 and 2017 to the working interest of Vista in the concessions:

	Proved Reserves as of December 31, 2019
Argentina	Crude oil, condensate and natural gas liquids	Consumption plus natural gas sales	Consumption plus natural gas sales
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	30.2	108.0	19.2
PROVED Undeveloped	40.6	64.0	11.4

Total proved reserves (developed and undeveloped)	70.8	172.0	30.6

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Proved Reserves as of December 31, 2019
Mexico	Crude oil, condensate and natural gas liquids	Consumption plus natural gas sales	Consumption plus natural gas sales
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	0.1	0.7	0.2
PROVED Undeveloped	0.1	0.1	0.0

Total proved reserves (developed and undeveloped)	0.2	0.8	0.2

	Proved Reserves as of December 31, 2018
Argentina	Crude oil, condensate and natural gas liquids	Consumption plus natural gas sales	Consumption plus natural gas sales
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	27.1	103.4	18.4
PROVED Undeveloped	7.1	28.2	5.0

Total proved reserves (developed and undeveloped)	34.2	131.6	23.4

	Proved Reserves as of December 31, 2017
Argentina	Crude oil, condensate and natural gas liquids	Consumption plus natural gas sales	Consumption plus natural gas sales
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	12.0	51.0	9.1
PROVED Undeveloped	2.4	17.6	3.1

Total proved reserves (developed and undeveloped)	14.4	68.6	12.2

There are no proved developed and undeveloped reserves in the oil and gas property in Mexico as at December 31, 2018 and 2017.

The following table sets forth the reconciliation of the Company’s reserves data between December 31, 2018 and December 31,2019:

	Crude oil, condensate and natural gas liquids	Consumption plus natural gas sales (5)	Consumption plus natural gas sales
Argentina	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2018	34.2	131.6	23.4
Increase (decrease) attributable to:
Revisions of previous estimates (1)	2.4	17.8	3.2
Extension and discoveries (2)	41.0	43.0	7.6
Purchases of proved reserves in place (3)	—	—	—
Production for the year (4)	(6.8)	(20.4)	(3.6)

Reserves as of December 31,2019	70.8	172.0	30.6

(1)	Revisions of previous estimates are mainly driven by a revision of the decline curve of proved developed reserves in Entre Lomas, Jagüel de los Machos and 25 de mayo-Medanito.

(2)	Includes addition of unconventional Bajada del Palo Oeste in Vaca Muerta.

(3)	Without changes.

(4)	Considers Vista Argentina production at WI, except for Aguila Mora production (oil production of 35 bbl./d).

(5)	Natural gas consumption represented 30.1% of consumption plus natural gas sale reported reserves volumes as of December 31, 2018, and 14.1% as of December 31, 2019.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Crude oil, condensate and natural gas liquids	Consumption plus natural gas sales	Consumption plus natural gas sales
Mexico	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2018	—	—	—
Increase (decrease) attributable to:
Revisions of previous estimates	—	—	—
Extension and discoveries	0.2	0.8	0.2
Purchases of proved reserves in place	—	—	—
Production for the year	—	—	—

Reserves as of December 31,2019	0.2	0.8	0.2

The following table sets forth the reconciliation of the Company’s reserves data between January 1, 2018 and December 31, 2018:

	Crude oil, condensate and natural gas liquids	Consumption plus natural gas sales (5)	Consumption plus natural gas sales
Argentina	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Consolidated Entities
Reserves as of January 1, 2018 (*)	14.4	68.6	12.2
Increase (decrease) attributable to:
Revisions of previous estimates (1)	(0.6)	7.5	1.3
Extension and discoveries (2)	4.0	34.2	6.1
Purchases of proved reserves in place (3)	21.1	41.3	7.3
Production for the year (4)	(4.8)	(20.0)	(3.6)

Reserves as of December 31, 2018 (*)	34.2	131.6	23.4

Equity-accounted entities
Reserves as of January 1, 2018	—	—	—
Increase (decrease) attributable to:	—	—	—
Revisions of previous estimates	—	—	—
Extension and discoveries	—	—	—
Purchases of proved reserves in place	—	—	—
Production for the year	—	—	—

Reserves as of December 31, 2018	—	—	—

(*) Includes proved developed reserves: As of January 1, 2018	12.0	51.0	9.1
As of December 31, 2018	27.1	103.4	18.4

(1)

Revisions of previous estimates are mainly driven by a reduction of well performance of proved undeveloped oil-prone wells, and an increase of well performance of proved undeveloped gas-prone wells in Entre Lomas and Agua Amarga blocks.

(2)

Includes proved reserves from successor’s developments in unconventional concessions Coirón Amargo Sur Oeste and the unconventional development in Bajada del Palo Oeste. Includes conventional natural gas reserves in Lotena formation in Bajada del Palo Oeste (“BDPO”). Extensions include BDPO and Bajada del Palo Este (“BDPE”) concession extension additional reserves of Crude oil, condensate and natural gas from September 2025 to November 2053.

(3)

Includes proved reserves from successor’s purchases of additional working interest in Agua Amarga concession (Charco del Palenque and Jarrilla Quemada fields), Bajada del Palo (subsequently in November 2018 splitted into two concessions BDPO and BDPO), and Entre Lomas (Rio Negro and Neuquén concession), 55% interest in Coirón Amargo Norte, and 1.5% in Acambuco field.

(4)	Considers predecessor PELSA’s production plus production from the rest of the fields since its acquisition on April 4, 2018.

(5)	Natural gas consumption represented 30.1% of consumption plus natural gas sale reported reserves volumes as of January 1, 2018, and 16.9% as of December 31, 2018.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The following table sets forth the reconciliation of the Company’s reserves data between January 1, 2017 and December 31, 2017:

	Crude oil, condensate and natural gas liquids	Consumption plus natural gas sales (1)	Consumption plus natural gas sales
Argentina	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Technical volumes / Proved reserves (developed and undeveloped)
Consolidated entities
Technical volumes as of January 1, 2017	18.4	64.7	11.5
Increase (decrease) attributable to:
Revisions of previous estimates (2)	(2.1)	14.4	2.6
Extension and discoveries	—	—	—
Purchases of proved reserves in place	—	—	—
Production for the year	(1.8)	(10.3)	(1.8)

Technical volumes as of December 31, 2017	14.5	68.6	12.2

Equity-accounted entities
Reserves as of January 1, 2017	—	—	—
Increase (decrease) attributable to:	—	—	—
Revisions of previous estimates	—	—	—
Extension and discoveries	—	—	—
Purchases of proved reserves in place	—	—	—
Production for the year	—	—	—

Reserves as of December 31, 2017	—	—	—

(*) Includes proved developed reserves: As of January 1, 2017	15.0	53.2	9.5
As of December 31, 2017	12.0	51.0	9.1

(1)	Natural gas consumption represented 35.4% of consumption plus natural gas sale reported reserves volumes as of January 1, 2017, and 30.1% as of December 31, 2017.
(2)

Revisions of previous estimates are mainly driven by a reduction of well performance of proved undeveloped oil-prone wells and workovers, and an increase of well performance of proved undeveloped gas-prone wells.

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (“ASC”) relating to Extractive Activities—Oil and Gas (formerly SFAS No. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by Vista. The future income tax was calculated by applying the statutory tax rates in effect in Argentina in each period.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed bellow. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows from the reserve of hydrocarbons.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor- December 31, 2019	Successor- December 31, 2018	Predecessor- December 31, 2017
Future cash inflows	4,457	2,714	982
Future production costs	(1,927)	(1,338)	(711)
Future development and abandonment costs	(748)	(258)	(94)
Future income tax	(410)	(267)	(20)
Undiscounted future net cash flows	1,372	851	157
10% annual discount	(597)	(243)	(40)

Standardized measure of discounted future net cash flows	775	608	116

There is no Vista’s nor Vista Argentina’s share in equity method investees’ standardized measure of discounted future net cash flows during the year ended December 31, 2018, 2017. There are not estimated cash flows directly associated with oil and gas producing activities in Mexico during the periods/years abovementioned.

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the year ended December 31, 2019 and for the period from April 4 to December 31, 2018 (Successor) and for the period from January 1, 2018 to April 3, 2018 and from January 1, 2017 to December 31, 2017 (Predecessor):

	Successor For the year ended December 31, 2019	Successor For the period from April 4, 2018 to December 31, 2018	Predecessor For the period from January 1, 2018 to April 3, 2018	Predecessor For the year ended December 31, 2017
Standardized measure of discounted future net cash flows at beginning of year	608	124	116	200
Net change in sales prices and production costs related to future production (1)	(103)	188	—	(148)
Net change in estimated future development costs (2)	(525)	(145)	—	36
Net change due to revisions in quantity estimates (3)	(1)	35	—	17
Net change due to extensions, discoveries and improved recovery (4)	306	16	—	—
Accretion of discount	352	10	3	24
Net Change due to purchases and sales of minerals in place (5)	—	385	—	—
Other	58	20	1	10
Sales of crude oil, NGLs and natural gas produced, net of production costs	6	(67)	(6)	(109)
Previously estimated development costs incurred	151	99	10	30
Net change in income tax (6)	(77)	(57)	1	56

Change in Standardized measure of discounted future net cash flows of the year	167	484	8	(84)

Standardized measure of discounted future net cash flows at end of year	775	608	124	116

(1)

Mainly driven by a decrease in prevailing oil prices from 65.40 US/bbl. by December 31, 2018 to 55.86 US/bbl by December 2019 partially offset by a reduction in average production costs of 25.1%. Mainly driven by an increase in prevailing oil prices from 54.55 US$/bbl by April 4, 2018 to 60.20 US$/bbl by December 31, 2018 and a reduction in production costs. During such period, average production costs went from 27 US$/bbl to 21 US$/bbl. Mainly driven by a decrease in prevailing oil prices from 64.2 US$/bbl by year end 2016 to 54.5 US$/bbl by year end 2017.

(2)

Due to incorporation of a development plan for unconventional developed reserves BDPO. Due to an increase in future activity Charco del Palenque (addition of two new locations), Entre Lomas Río Negro (recategorization of two probable gas workovers to prove developed) and BDPO targeting Vaca Muerta formation (start of development) for the period from April 4 to December 31, 2018. Due to a reduction in future activity because of the above-mentioned decrease in prevailing prices for the period from January 1, 2017 to December 31, 2017 (Predecessor).

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements as of December 31, 2017 and for the period from January 1, 2018 through April 3, 2018 and for the year ended December 31, 2017 (predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

(3)

Due to a decrease in proved undeveloped conventional reserves compensated by an increase in proved developed reserves from December 31, 2018 to December 31, 2019. Due to an increase in conventional reserves in Bajada del Palo for the period from April 4 to December 31, 2018. Due to an increase in gas well types for the period from January 1, 2017 to December 31, 2017 (Predecessor).

(4)

Due to the unconventional development in BDPO in 2019, where 8 wells were completed and put into production during the year 2019, that enabled the certification of proved reserves. Due to the initiation of the development of Vaca Muerta formation in BDPO and the extension of the concession.

(5)	Due to the acquisition of: APCO, the non-controlling interest in PELSA, and Medanito-25 de Mayo and Jagüel de los Machos for the period from April 4 to December 31, 2018 (Successor).
(6)

Due to an increase of the expected cash inflows for the period from December 31, 2018 to December 31, 2019. Due to a change in income tax rate which was introduced by the above-mentioned tax reform and a reduction of expected cash inflows for the period from December 31, 2018 to December 31, 2019. Due to an increase of the expected cash inflows for the period from April 4 to December 31, 2018. . Due to a change in income tax rate which was introduced by the above-mentioned tax reform and a reduction of expected cash inflows for the period from January 1, 2017 to December 31, 2017 (Predecessor).