Form 20-F
period 2020-12-31
Vista Oil & Gas, S.A.B. de C.V.
filed 2021-04-28
CIK 1762506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Mexico City, 11000

Mexico

Tel.: + 52 (55) 4166-9000

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Shares	VISTA	New York Stock Exchange*
American Depositary Shares, each representing 1 Series A share, with no par value	VIST	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

87,851,286 outstanding Series A shares, with no par value.

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

This document comprises the annual report on Form 20-F for the year ended December 31, 2020 of Vista Oil & Gas, S.A.B. de C.V. (“Vista”).

References

Unless otherwise indicated or the context otherwise requires, (i) the terms “Vista,” “Company,” “we,” “us,” and “our,” when used in the context of (a) following the Initial Business Combination (as defined herein), refer to Vista Oil & Gas, S.A.B. de C.V., a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and its consolidated subsidiaries, and (b) prior to the Initial Business Combination, refer to the Predecessor Company (as defined herein), (ii) the term “Issuer” refers to Vista exclusive of its subsidiaries, (iii) the term “Vista Argentina” refers to Vista Oil & Gas Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A. and prior thereto, as Petrolera Entre Lomas S.A.); (iv) the term “PELSA” refers to Petrolera Entre Lomas S.A. (or following the change of its corporate name, Vista Argentina); (v) the term “Vista Holding I” refers to Vista Oil & Gas Holding I, S.A. de C.V.; (vi) the term “Vista Holding II” refers to Vista Oil & Gas Holding II, S.A. de C.V.; (vii) the term “APCO International” refers to APCO Oil & Gas S.A.U. (formerly known as APCO Oil and Gas International, Inc. before its re-domiciliation to Argentina, which was merged into Vista Argentina pursuant to the Argentine Reorganization (as defined herein) and is no longer in existence as of the date of this annual report; see “Item 4—Information on the Company—History and Development of the Company”; (viii) the term “APCO Argentina” refers to APCO International’s subsidiary APCO Argentina S.A. (which was merged into Vista Argentina pursuant to the Argentina Reorganization and is no longer in existence as of the date of this annual report; see “Item 4—Information on the Company—History and Development of the Company”); (ix) the term “APCO Argentina Branch” refers to APCO Oil & Gas S.A.U. (formerly known as APCO Oil and Gas International, Inc. (Argentina Branch)) (together with APCO International and APCO Argentina, the “APCO Entities”); and (x) the term “Predecessor Company” or “Predecessor” refers to PELSA and its subsidiaries, prior to the Initial Business Combination. See “Item 4—Information on the Company—History and Development of the Company.”

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

PELSA, as the Company’s predecessor, applied IFRS for the first time as of and for the year ended December 31, 2017 with a transition date as of January 1, 2017. In the preparation of the predecessor financial statements, PELSA has applied all the IFRS that are mandatorily effective in the fiscal year beginning January 1, 2018, in all the periods presented.

The financial information contained, or referred to, in this annual report includes:

(i)	the audited consolidated financial statements for the period from January 1, 2018 to April 3, 2018, of PELSA, as the Company’s predecessor (the “Predecessor 2018 Audited Financial Statements”); and

(ii)

the audited consolidated financial statements as of December 31, 2020, December 31, 2019 and December 31, 2018 and for the years ended December 31, 2020 and December 31, 2019 and for the period from April 4, 2018 to December 31, 2018 of the Company (the “Successor Financial Statements” and together with the Predecessor 2018 Audited Financial Statements, the “Audited Financial Statements”)

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

At the time of the Initial Business Combination (i.e., April 4, 2018), APCO International held (a) 39.22% of the capital stock of PELSA; (b) 95% of the capital stock of APCO Argentina; and (c) through APCO Argentina Branch, the following interests:

(1)	a 23% interest in each of the EL-AA-BP Concessions operated by PELSA;

(2)	a 45% non-operating interest in an assessment block in the Neuquina Basin in the Province of Neuquén, Argentina, denominated “Coirón Amargo Sur Oeste”;

(3)	a 84.62% operating interest in an exploitation concession in the Neuquina Basin in the Province of Neuquén, Argentina, denominated “Coirón Amargo Norte”;

(4)	a 1.5% non-operating interest in an exploitation concession in the Noroeste Basin in the Province of Salta, Argentina, denominated “Acambuco”;

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

We define Adjusted EBITDA as (loss) / profit for the year / period plus income tax expense, financial results, net, depreciation, depletion and amortization, transaction costs related to business combinations, restructuring and reorganization expenses and impairment (recovery) of property, plant and equipment. We believe that the nature of the restructuring and reorganization expenses were such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring and reorganization expenses and transaction expenses are not normal, recurring operating expenses. We believe that by excluding restructuring and reorganization expenses and transaction costs related to business combinations, we are able to provide supplemental information for our management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the impairment (recovery) of property, plant and equipment was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, we note that the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our management excludes restructuring and reorganization expenses, transaction costs from business combinations and impairment (recovery) of property, plant and equipment from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends.

We define Net Debt as current and non-current borrowings minus cash, bank balances and other short-term investments. We define Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers.

We present Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt because we believe they provide investors with supplemental measures of the financial condition and performance of our core operations that facilitate period to period comparisons on a consistent basis. Our management uses Net Debt, Adjusted EBITDA and Adjusted EBITDA Margin, among other measures, for internal planning and performance measurement purposes. Net debt, Adjusted EBITDA and Adjusted EBITDA Margin are not measures of liquidity or operating performance under IFRS and should not be construed as alternatives to net profit, operating profit, or cash flow provided by operating activities

(in each case, as determined in accordance with IFRS). Net Debt, Adjusted EBITDA and Adjusted EBITDA Margin, as calculated by us, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of Net Debt, Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial measure, see “Item 5—Operating and Financial Review and Prospects—Operating results.”

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

Presentation of Oil and Gas Information

The Company’s Oil and Gas Reserves Information

The information included in this annual report regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2020. The proved reserves estimates are derived from the report dated February 1, 2021 prepared by DeGolyer and MacNaughton (“D&M”), for our concessions located in Argentina, and the report dated February 5, 2021 prepared by Netherland, Sewell International, S. de R.L. de C.V. (“NSI”) for our concessions located in Mexico (collectively, the “2020 Reserves Reports”). The 2020 Reserves Reports are included as Exhibits 99.1 and 99.2 to this annual report. D&M and NSI are independent reserves engineering consultants. The 2020 Reserves Report prepared by D&M is based on information provided by us and presents an appraisal as of December 31, 2020 of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charcho del Palenque, Jarilla Quemada, Coirón Amargo Norte, Coirón Amargo Sur Oeste, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito concessions in Argentina. The 2020 Reserves Report prepared by NSI is based on information provided by us and presents an appraisal as of December 31, 2020 of our oil and gas reserves located in the CS-01 and A-10 concessions in Mexico.

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

“BCRA” means the Argentine Central Bank (Banco Central de la República Argentina).

“CNH” means the Mexican National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos).

“CNG” means compressed natural gas.

“CRE” means the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía)

“EIA” means the U.S. Energy Information Administration.

“IEA” means the International Energy Agency.

“LIE” meas the Mexican Power Industry Law (Ley de Industria Eléctrica)

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

“NGL” means natural gas liquids.

“NOLs” means Net Operating Losses.

“OPEC” means Organization of Petroleum Exporting Countries

“Pemex” means Mexican Petroleum (Petróleos Mexicanos).

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

The words such as “believes,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. We have based these forward-looking statements on numerous assumptions, including our current beliefs, expectations and projections about present and future events and financial trends affecting our business. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	uncertainties relating to future government concessions and exploration permits;

•	adverse outcomes in litigation that may arise in the future;

•	general political, economic, social, demographic and business conditions in Argentina, Mexico, in other countries in which we operate;

•	the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the new government in Argentina;

•	significant economic or political developments in Mexico and the United States;

•	uncertainties relating to future election results in Argentina and Mexico;

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

•	fines or other penalties and claims by the authorities and/or customers;

•	any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad;

•	the revocation or amendment of our respective concession agreements by the granting authority;

•	our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms;

•	government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems;

•	continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso;

•	any force majeure events, or fluctuations or reductions in the value of Argentine public debt;

•	changes to the demand for energy;

•	uncertainties relating to the effects of the COVID-19 outbreak;

•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;

•	environmental, health and safety regulations and industry standards that are becoming more stringent;

•	energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages;

•	changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America;

•	our relationship with our employees and our ability to retain key members of our senior management and key technical employees;

•	the ability of our directors and officers to identify an adequate number of potential acquisition opportunities;

•	our expectations with respect to the performance of our recently acquired businesses;

•	our expectations for future production, costs and crude oil prices used in our projections;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves

•	increased market competition in the energy sectors in Argentina and Mexico;

•	potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions; and

•	additional matters identified in “Risk Factors.”

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

International oil and gas prices have fluctuated significantly in past years and they will most likely continue fluctuating in the future. For example, during 2016, 2017, 2018, 2019, and 2020 the reference price of the Brent benchmark has fluctuated significantly, with average prices of US$45.13/bbl, US$54.75/bbl, US$71.69/bbl, US$64.16/bbl and US$43.21/bbl for each of those years, respectively.

During the first week of March 2020, the Organization of Petroleum Exporting Countries (“OPEC”) and certain non-OPEC producers (referred to as OPEC+) met in Vienna, Austria, to discuss the prospect of extending or increasing oil production cuts, in light of a decrease in demand due to COVID-19. No consensus was reached among the 24 participating countries, effectively eliminating quotas and reduction targets as of April 1, 2020. After the events, Saudi Arabia, the world’s largest oil exporter, through its state-owned Company Saudi Aramco, decided to lower the OSP (Official Selling Price) of its Arab light crude by around US$8 per barrel, the largest monthly decrease in 20 years. Concurrently, it announced plans to increase production to at least 10 million barrels per day as of April. On March 8, 2020, Brent crude slid US$10.9 (or 24.1%) to US$34.4 in the worst decline in a single day since 1991. From March 16 to April 2, 2020, Brent price was below US$30/bbl, with a minimum price of US$22.72/bbl on March 30, 2020. Although, OPEC and OPEC+ agreed on a curtailment of 9.7 MMBbl/d on April 9, 2020, pushing Brent above the US$30/bbl mark, Brent dropped below US$20/bbl on April 21, 2020 as a result of the fall in crude oil demand generated by the COVID-19 pandemic (as explained below). After the demand started to recover, Brent climbed above US$35/bbl on May 20, 2020 and has traded above such price since May 28, 2020. During the second half of 2020, Brent has traded at an average price of US$44.3/bbl, resulting in an average price during 2020 of US$43.2/bbl.

The sustained impact of the COVID-19 pandemic across the world has led to a sharp drop in demand since most countries announced containment measures (border closures, flight cancellations, self-isolation and quarantine, large gathering restrictions and bar and restaurant closures, among others). According to the IMF, the impact that the COVID-19 pandemic, including, but not limited to, the measures adopted by various governments to address the spread of the virus, has led to an estimated contraction of 3.3% in the global economy during 2020. The full extent and duration of such containment measures, and their impact on the world economy remain uncertain.

Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the OPEC and other crude oil producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions and global and local conflicts or acts of terrorism. We cannot predict how these factors will influence oil and related oil products prices and we have no control over them. Price volatility curtails the ability of industry participants to adopt long-term investment decisions given that returns on investments become unpredictable.

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

These factors could also lead to changes to our development plans, which could lead to the loss of proved developed reserves and proved undeveloped reserves and could also adversely affect our ability to improve our hydrocarbon recovery rates, find new reserves, develop shale resources and carry out our other capital expenditure plans. In turn, such change in conditions could have an adverse effect on our financial condition and results of operations. Additionally, it could also have an impact on our operating assumptions and estimates and, as a result, affect the recovery value of certain assets.

We are exposed to contractions in the demand of crude oil and natural gas and contractions in the demand of any of their by-products.

The demand of our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. Although demand increased in the past, it has recently contracted significantly (in part, due to the COVID-19 pandemic) and is subject to volatility in the future. On March 20, 2020, we decided to stop our drilling and completion activity in Argentina, and were also forced to shut-in certain wells, including our 12 shale wells in Bajada del Palo Oeste, in response to lower crude oil demand. Those wells were reopened in May 2020. Demand for crude oil by-products, such as gasoline, may also contract under certain conditions, particularly during economic slowdowns.

Latest estimates from the IEA, EIA and OPEC forecast that global crude oil demand will reach 99.6 MMbb1/d for the full year 2021 compared to 94.1 MMbb1/d for the year 2020. Such variation represents a 5.5 MMBbl/d increase during the full year 2021, compared to a decline of 8.8 MMbbl/d during 2020. Although the surge of COVID-19 cases is lowering the pace of the recoup, it is expected that after the proposed vaccination campaigns and an acceleration in the economic activity, the demand should show a larger growth during the second half of 2021. For the year ended December 31, 2020, 86% of our revenues were derived from crude oil; because we expect that our production mix will continue to be weighted towards crude oil, our financial results are more sensitive to movements in oil prices.

A further contraction of the demand of our products, or the maintenance of the current demand levels for significant periods of time, would adversely affect our revenues, causing economic losses to our Company. In addition, further contraction of demand and pricing of our products can impact the valuation of our reserves and, in periods of lower commodity prices, we may curtail production and capital spending or may defer or delay drilling wells because of lower cash generation. Lower oil and natural gas prices could also affect our growth, including future and pending acquisitions. A substantial or extended decline in oil or natural gas prices could adversely affect our business, financial condition and results of operations. Continuous poor economic performance could eventually lead to a deterioration in our financial coverage ratios, impairment charges and cause us to exceed the financial covenants agreed upon in the Credit Agreement (as defined below). A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress. As of the date of this annual report, given the uncertainty of the lasting effect of the COVID-19 pandemic, its impact on our business cannot be determined.

The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition.

Since December 2019, a novel strain of coronavirus (2019-nCov, referred to as COVID-19) has spread throughout the world. On March 11, 2020, COVID-19 was categorized as a pandemic by the World Health Organization. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Mexico and Argentina. Many countries around the world, including Mexico and Argentina, are suffering significant economic and social crises as a result of the ongoing COVID-19 pandemic and measures taken to contain or mitigate it, which have had dramatic adverse consequences on demand, operations, supply chains and financial markets, as well as contributed to significant oil price volatility. While the nature and scope of the consequences to date are difficult to evaluate precisely, and their future course is impossible to predict with confidence, these events may continue for a sustained period of time.

As of the date of this annual report, both the Mexican Government, as well as the Argentine Government, have adopted certain measures intended to help mitigate the spread of COVID-19 in their respective countries. However, we cannot predict the range of future policies that may be enacted by such governments, or any other government, or the impact these policies will have on our business and operations. In accordance with the recommendations of the relevant governmental authorities, certain of which remain in effect as of the date of this annual report, in late March 2020 we implemented a COVID-19 health protocol which included, among other things, limitation of our workforce’s access to our facilities and the implementation of a work-from-home policy for a substantial portion of our employees. Although some of our employees have partially returned to work in our facilities as of the date of this annual report, further developments related to the COVID-19 pandemic, or any future pandemic or epidemic, may further impact the places where we operate or our workforce. In turn, this could significantly disrupt our operations and cause health restrictions to our workforce and, therefore, impact the operation of our facilities, including our rigs, refineries and terminals, among others. These conditions could adversely affect our business, results of operations and financial condition.

In addition to the operational impacts of the COVID-19 pandemic, international prices for oil, oil products and natural gas are volatile and strongly influenced by conditions and expectations of world supply and demand. The COVID-19 pandemic has significantly decreased and is likely to continue to decrease worldwide oil demand in 2021, has led to significantly decreased oil prices and, consequently, has significantly adversely affected our business, results of operations and financial condition. The demand of our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. Although demand increased in the past, it has recently contracted significantly (in part, due to the COVID-19 pandemic) and is subject to volatility in the future. On March 20, 2020 we decided to stop our drilling and completion activity in Argentina, and were also forced to shut-in certain wells, including our 12 shale wells in Bajada del Palo Oeste, in response to lower crude oil demand. Those wells were reopened in May 2020. Demand for crude oil by-products, such as gasoline, may also contract under certain conditions, particularly during economic slowdowns.

Latest estimates from the IEA, EIA and OPEC forecast that global crude oil demand will reach 99.6 MMbb1/d for the full year 2021 compared to 94.1 MMbb1/d for the year 2020. Such variation represents a 5.5 MMBbl/d increase during the full year 2021, compared to a decline of 8.8 MMbbl/d during 2020. Although the surge of COVID-19 cases is lowering the pace of the recoup, it is expected that after the proposed vaccination campaigns and an acceleration in the economic activity, the demand should show a larger growth during the second half of 2021. A further contraction of the demand of our products, or the maintenance of the current demand level for significant periods of time, would adversely affect our revenues, causing economic losses to our Company. Continuous poor economic performance could eventually lead to a deterioration in our financial coverage ratios and impairment charges arising from a decreased valued in our assets and cause us to exceed the financial covenants agreed upon in the Credit Agreement (as defined below). A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress.

If the impact of the COVID-19 pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it could have accounting consequences, such as decreases in our revenues and the value of our inventories, foreign exchange losses, impairments of fixed assets, and affect our ability to operate effective internal control over financial reporting. In addition, any further developments related to the COVID-19 pandemic or other health pandemics or epidemics may adversely affect our cash flows from operations, which in turn might affect our investment plans and debt service capacity.

The extent to which COVID-19 or other health pandemics or epidemics may continue to impact Mexico and Argentina, the Mexican and Argentinian economy and the global economy and, in turn, our business, results of operations and financial condition is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to:

•	the duration, scope, and severity of the COVID-19 pandemic;

•	ongoing reduced oil demand and oil price volatility;

•	the impact of travel bans, work-from-home policies, or shelter-in-place orders;

•	staffing shortages;

•	general economic, financial, and industry conditions, particularly conditions relating to liquidity, financial performance, which may be amplified by the effects of COVID-19; and

•

the long-term effects of COVID-19 on the national and global economy, including on consumer confidence and spending, financial markets and the availability of credit for us, our suppliers and our customers.

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

However, through Decree No. 566/2019, the Argentine government determined that during a 90-day period commencing on August 16, 2019 (i) deliveries of crude oil in the Argentine market had to be invoiced and paid at the agreed-upon price between the oil producers and refineries as of August 9, 2019, applying a reference exchange rate of AR$45.19 per US$1.00 and a Brent reference price of US$59.00 per barrel, and (ii) the maximum prices of gasoline and diesel oil in the Republic of Argentina sold by refineries, wholesale or retail companies (regardless of their quality), were the prices in force as of August 9, 2019. Oil producing and refining companies were also obliged to satisfy the total domestic demand of liquid fuels and crude oil during the 90-day period. Through Decree No. 601/2019, the Argentine Executive Branch modified the duration of the measures implemented by Decree No. 566/2019, which provides that they would be in force until November 13, 2019

The reference exchange rate and maximum prices of gasoline and diesel indicated above were subsequently updated through a series of decrees and resolutions (including Decree No. 601/2019 and Resolution No. 688/2019 that increased the reference exchange rate to AR$46.69 and AR$51.77 per US$1.00, respectively, and Resolution No. 557/2019 that permitted gasoline and diesel prices to be increased by up to a 4.0% with respect to the prices in force as of August 9, 2019).

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

On May 19, 2020, the Argentine government issued Decree No. 488/2020 (as amended by Decrees No. 783/2020, 965/2020, 35/2021, 229/2021 and 245/2021, the “Decree No. 488/2020”), providing, among other measures:

(i)

Until December 31, 2020, the base price for crude oil in the local market was set at 45 US$/bbl (using the reference of crude oil “Medanito”) to be adjusted for each type of crude oil and port of entry, establishing the price to be applied for the calculation of royalties under the Hydrocarbons Law (as defined below).

(ii)

In addition, the Secretariat of Energy shall oversee the compliance of producers with the “Annual Investment Plan” required by Section 12 of the annex to Decree No. 1277/12, and shall apply, if necessary, the applicable sanctions.

(iii)

As long as these measures were effective, refineries and traders were forced to acquire their demand for crude oil from local producers. In addition, integrated companies, refineries and traders were not allowed to import products that were available for sale or to that could be processed in the local market.

(iv)

Export duties were set forth for certain hydrocarbon products: (i) 0% rate for export duties in the event that the international price is equal or inferior to the “base value” (US$45/bbl), (ii) 8% rate for export duties in the event that the international price is equal or superior to the reference value (US$60/bbl), and (iii) in the case that the international price is higher that the base value and lower to the reference value, the export duty tax rate shall be determined according to a linear formula for the export duty rate from 0 to 8%.

Notwithstanding the above, by the end of August 2020, the price of US$45/bbl set by Decree No. 488/2020 ceased to be in force, since the condition set forth in the Decree No. 488/2020 had been met (i.e., the ICE BRENT FIRST LINE rate was higher than US$45/bbl for 10 consecutive days, considering the average of the last 5 quotations published by the “PLATTS CRUDE MARKETWIRE” under the heading “Futures”). Consequently, crude oil prices were once again governed by supply and demand, without prejudice to the impact of withholdings.

There is no assurance that the governments of the countries in which we operate will not adopt new measures establishing prices freezes or otherwise affecting the prices of our oil and gas products in the future. The macroeconomic instability faced by emerging markets and particularly Argentina have impacted the oil and gas sector as well. During 2020, the Argentine Peso slid from 63.0 to 89.2 Argentine Pesos per U.S. Dollar, according to the U.S. Dollar ask rate published by Banco de la Nación Argentina. The fact that end user domestic prices are set in local currency and implies that upstream companies might be unable to pass through the devaluation of Argentine currency downstream which could result in lower Dollar-denominated prices. Although the prices of natural gas in Argentina are denominated in U.S. Dollars, the rates paid by regulated end users are denominated in Argentine Pesos.

During 2020, the Mexican Peso went approximately from 18.8 to 19.9 Mexican Pesos per U.S. Dollar, according to the U.S. Dollar fix rate used to settle obligations published by Banco de México. Furthermore, in the past, the Mexican government has imposed price controls on the sales of natural gas, NGL, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. Although as of the date of this annual report, sales prices of gasoline and diesel are determined by the free market, the Mexican government could impose additional price controls on the domestic market in the future.

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

We may benefit in the future from subsidies granted to natural gas producers of shale reservoirs in the Neuquina basin.

On July 24, 2019 the Argentine Secretariat of Energy issued Resolution No. 417/2019 which (i) replaced the procedures for obtaining gas export permits established by Resolution No. 104/2018, with a new procedure provided in such Resolution; (ii) entrusted the Undersecretariat of Hydrocarbons and Fuels with: (a) the regulation of energy substitution mechanisms to be used also for exports of natural gas under firm conditions, (b) the development and approval of a natural gas export operating procedure, applicable to natural gas exporters, to be used if domestic supply security is at risk; and (c) grant export permits by issuing the relevant certificate.

Resolution No. 417/2019 was later complemented by Resolution No. 506/2019 issued by the Governmental Secretariat of Energy and Resolution No. 294/2019 issued by the former Ministry of Treasury. The latter established the operational procedures for natural gas exports, applicable until September 30, 2021.

On November 13, 2020, the Argentine government issued Decree No. 892/2020, announcing the Plan Gas IV, designed to align the level of production to supply the increased summer demand. The most relevant aspects of Plan Gas IV are:

a.

The Plan Gas IV was implemented through direct contracts between gas producers, on the one hand, and gas distributors and/or sub-distributors (to satisfy priority demand) and CAMMESA (the Wholesale Electricity Market Administrator, to satisfy demand of thermal power plants), on the other. Such contracts (i) were awarded and negotiated through, and (ii) the price of gas in the point of entry into the transportation system (“PIST” for its acronym in Spanish) arose from, a tender procedure carried out by the Secretariat of Energy, as detailed further below.

b.

It shall have an initial duration of four years, which may be extended by the Secretariat of Energy for additional periods of one year each based on its analysis of the gas market, demand volumes and investment possibilities in infrastructure. For off-shore projects, a longer term of up to eight years may be contemplated.

c.

Comprises a total volume of 70 mmcm/d for the 365 days of each year in which the Plan Gas IV is in place (distributed as follows (i) Austral Basin 20 mmcm/d, (ii) Neuquina Basin 47.2 mmcm/d, and (iii) Northwest Basin 2.8 mmcm/d), and certain additional volumes for the winter seasonal period of each of the four years.

d.

Producers had to present an investment plan to reach the committed injection volumes and be bound to achieve a production curve per basin that guarantees the maintenance and/or increase of current levels of production.

e.

Participating producing companies may be offered preferential conditions for exports under firm condition for up to a total volume of 11 mmcm/d, to be committed exclusively during the non-winter period. The benefits for exports will apply both to the export of natural gas through pipelines and to its liquefaction in Argentina and subsequent export as LNG.

f.

The Argentine government may assume on a monthly basis payment of a portion of the price of natural gas in the PIST, in order to mitigate the impact of the cost of natural gas to be transferred to end users.

g.

The Central Bank must established mechanisms to guarantee the repatriation of direct investments and their respective returns and/or the payment of principal and interest of foreign financings, provided that such funds have been entered into to Argentina through the Argentine foreign exchange market (the “FX Market”) as from the entry into force of the decree, and are used to finance projects under the Plan Gas IV. See “Item 10—Additional Information—Exchange Controls—Additional Requirements Regarding Access to the Exchange Market—Special regime for financings under Plan Gas IV.”

h.	Resolutions No.80/17 and 175/19 of the former Secretariat of Energy were abrogated. The Secretariat of Energy may supplement the Plan Gas IV with the incentive programs set forth in such regulations.

On November 20, 2020, the Secretariat of Energy issued Resolution No. 317/2020, approving the Bidding Terms and Conditions for the National Public Bidding to award a natural gas volume of 70,000,000 m3 per day, the 365 days of each calendar year of the Plan Gas IV, and an additional volume for each winter period from 2021 to 2024.

On December 1, 2020, the Secretariat of Energy issued Resolution No. 354/2020, establishing the parameters for CAMMESA’s performance within the Plan Gas IV. This resolution also established the new maximum PIST prices, for each basin, for natural gas production not included in the Plan Gas IV.

On December 15, 2020, the Argentine Secretariat of Energy issued Resolution No. 391/2020, allocating the volumes and prices tendered within the framework of the Plan Gas IV. Such allocation includes the subsequent execution of supply agreements with CAMMESA and other distribution or sub-distribution licensees, regarding the supply of natural gas for power generation and residential consumption, respectively, whose terms and conditions comply with the usual and customary market conditions for comparable agreements between independent parties.

On December 29, 2020, the Secretariat of Energy issued Resolution No. 447/2020, modifying certain aspects of Resolution 391/2020. Among other aspects, this resolution established that, in order to ensure compliance with the payment obligations under the contracts to be executed, the Energy Secretariat, distributors and sub-distributors must deposit in a bank account the amounts they receive, on a monthly basis, for gas in the PIST. These funds must be used exclusively to pay for the natural gas acquired under the contracts executed within the Plan Gas IV.

On February 16, 2021, the Secretariat of Energy issued Resolution No. 117/2020, calling for a public hearing to address the portion of the price of natural gas in PIST to be paid by the federal government under the Plan Gas IV. The hearing was held on March 15, 2021.

On February 21, 2021, given that the gas volumes awarded under the first Plan Gas IV Tender were insufficient to cover the domestic demand projections for the winter periods of 2021, 2022, 2023 and 2024, the Secretariat of Energy issued Resolution 129/2021, calling for a Round 2 of the National Public Tender for the Plan Gas IV.

On the same day, by means of Resolution No. 125/2021, the Secretariat of Energy implemented the tax credit certificates as guarantees under the Plan Gas IV, to support the payment of compensation/incentives to be paid to producers by the federal government. AFIP General Resolution No. 4939/2021, dated March 3, 2021, approved the procedure for the registration, application and designation of such certificates.

By means of Resolution No. 144/2021 issued by the Secretariat of Energy, a series of guidelines were established to avoid unfair practices against the Plan Gas IV in matters related to employment and the direct provision of goods and services on behalf of small and medium-sized businesses and regional companies.

The base volume awarded to Vista Argentina under the tender was 0.86 MMm3/d (30.4 million cubic feet/day) at an average annual price of US$3.29 per million BTU for a four-year term as of January 1, 2021. Vista Argentina ranked fourth in terms of price competitiveness, granting dispatch and export priority, especially for the summer periods (with lower local demand), from a total of 67.4 MMm3/d (2.4 billion cubic feet/day) of natural gas under auction. Pursuant to such award, Vista has committed to invest approximately US$45 million during the four years of the Plan Gas IV.

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

We have funded, and we expect that we will continue to fund, our capital expenditures with cash generated by existing operations, debt and our existing cash; however, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. We cannot guarantee that we will be able to maintain our current production levels, generate sufficient cash flow or that we will have access to sufficient borrowing or other financing alternatives to continue our exploration, exploitation and production activities at current or higher levels.

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

The production of oil and gas reservoirs decreases as reserves drain with the range of decrease depending on the characteristics of the reservoir. Additionally, the available amount of reserves decreases as reserves are produced and consumed. The future level of oil and gas reserves, as well as the level of production, and therefore of our revenues and cash flows depend on our ability to develop current reserves, and to find or acquire new reserves to be developed. We may not be able to identify commercially exploitable deposits, complete or produce more oil and gas reserves, and the wells we plan to drill may not result in the discovery or production of oil or natural gas. If we are unable to replenish production, the value of our reserves will decline and our financial condition, results of operations, cash flow and market value of our series A shares and ADSs could be negatively affected.

The oil and gas reserves that we estimate are based on assumptions that could be inaccurate.

The information as of December 31, 2020 regarding our proved reserves, included in this document as estimated quantities of proved reserves is derived from estimates as of December 31, 2020 included in the 2020 Reserves Reports prepared by D&M and NSI, third-party experts. Although they are classified as “proved reserves,” the reserve estimates established in the 2020 Reserves Reports are based on certain assumptions that could be inaccurate. Assumptions used by D&M and NSI include oil and gas sale prices determined in accordance with the guidelines established by the SEC, as well as future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us, in each case as set forth in the 2020 Reserves Reports. For more information please refer to the 2020 Reserves Reports attached hereto as Exhibits 99.1 and 99.2.

The estimation process begins with an initial review of the assets by geophysicists, geologists and engineers. A reserve coordinator ensures the integrity and impartiality of the estimates through the supervision and support of the technical teams responsible for preparing the reserve estimates. We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserves engineers, D&M and NSI, to ensure the integrity, accuracy and timeliness of data furnished to D&M and NSI in their estimation process and who have knowledge of the specific properties under evaluation. Our Chief Operating Officer is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. Reserve engineering is a subjective process to estimate the accumulations in the subsurface which entails a certain degree of uncertainty. Estimates of reserves depend on the quality of the engineering and geology data at the date of estimation and the manner in which it is interpreted.

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

We may not be able to acquire, develop or exploit new reserves, which could adversely affect our financial condition and our results of operations.

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

There is no guarantee that our future exploration and development activities will be successful, or that we will be able to implement our capital investment program to develop additional reserves or that we will be able to economically exploit these reserves. Such events would adversely affect our financial condition and results of operations and the market value of our series A shares and ADSs could decline.

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

Developments in the oil and gas industry and other factors may result in substantial write-downs of the carrying amount of our assets, which could adversely affect our financial condition and results of operations.

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

Changes in the economic, regulatory, business or political environment in Argentina, Mexico or other markets where we operate, such as the lifting of fuel prices controls and the significant decline in international crude oil and gas prices in recent years, among other factors, may result in the recognition of impairment charges in certain of our assets.

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

Our future drilling activities may not be successful and, if unsuccessful, our proved reserves and production would decline, which could have an adverse effect on our future results of operations and financial condition. While all drilling, whether developmental, extension or exploratory, involves these risks, exploratory and extension drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons. We expect that we will continue to record exploration and abandonment expenses during 2021.

Our operations are substantially dependent upon the availability of water and our ability to dispose of produced water gathered from drilling and production activities. Restrictions on our ability to obtain water or dispose of produced water may have a material adverse effect on our financial condition, results of operations and cash flows.

Water is an essential component of both the drilling and completion processes. Limitations or restrictions on our ability to secure sufficient amounts of water (including limitations resulting from natural causes such as drought), could materially and adversely impact our operations. Severe drought conditions can result in local water districts taking steps to restrict the use of water in their jurisdiction for drilling and hydraulic fracturing in order to protect the local water supply. If we are unable to obtain water to use in our operations from local sources, it may need to be obtained from new sources and transported to drilling sites, resulting in increased costs, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business plan includes future drilling of shale oil and gas wells; if we are not able to acquire and correctly use the necessary new technologies, as well as obtaining financing and/or partners, our business may be affected.

Our ability to execute and carry out our plan depends on our ability to obtain financing at a reasonable cost and in reasonable conditions. We have identified drilling opportunities and prospects for future drilling related to shale oil and gas reserves, such as shale oil and gas in the Vaca Muerta play. These drilling locations and prospects represent the most important part of our drilling plans for the future. Our ability to drill and develop these locations depend of several factors, including seasonal conditions, regulatory approvals, negotiations of agreements with third parties, commodity prices, costs, availability of equipment, services and personnel, and drilling results. Further, our identified potential drilling locations are in various stages of evaluation, ranging from locations that are ready to drill to locations that will require substantial additional analysis. We cannot predict in advance of drilling and testing whether any particular drilling location will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil or natural gas exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, possibly resulting in a reduction in production from the well or abandonment of the well. If we drill additional wells that we identify as dry holes in our current and future drilling locations, our drilling success rate may decline and materially harm our business. Further, initial production rates reported by us or other operators may not be indicative of future or long-term production rates. In addition, the drilling and exploitation of such oil and gas reserves depends on our ability to acquire the necessary technology and hire personnel or other means of support for the extraction, and on obtaining financing and partners to develop such activities. Due to these uncertainties, we cannot provide any guarantee as to the sustainability of these drilling activities, that such drilling activities will eventually result in proved reserves, or that we will be able to meet our expectations of success, which could adversely affect our production levels, financial condition and results of operations.

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

On February 16, 2005, the Kyoto Protocol to the UNFCCC (“Protocol”) entered into force. This Protocol, which deals with the reduction of certain GHGs (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride) in the atmosphere, which was in force until 2020 as a consequence of the ratification of the Doha Amendment to the Protocol.

Argentina approved the Protocol by Federal Law No. 25,438 on June 20, 2001, and the Doha Amendment by Federal Law No. 27,137 on April 29, 2015.

The 2015 United Nations Climate Change Conference adopted by consensus the Paris Agreement, which is known to be the successor of the Protocol. The agreement deals with GHG emission reduction measures, targets to limit global temperature increases and requires countries to review and “represent a progression” in their intended nationally determined contributions. Countries agreed they will aim to achieve the long term goal to limit global warming to well below 2°C above pre-industrial levels, and pursue efforts to further limit the temperature increase to 1.5°C. On October 5, 2016, the threshold for entry into force of the Paris Agreement was achieved. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions. Under Federal Law No. 27,270, dated September 1, 2016, Argentina approved the Paris Agreement.

Furthermore, Argentine Law No. 26,190, as amended and complemented by Law No. 27,191 and its implementing decrees, established a legal framework which promotes an increase in the participation of energies from renewable sources in Argentina’s electricity market.

Under Law No. 27,191, by December 31, 2017, 8% of the electric energy consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2018, 2019 and 2020, electric energy originated from renewable sources represented 4.6%, 8.2% and 9.7% of the total demand, respectively, according to the data released by the Argentine Government.

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

The effects upon the oil and gas industry relating to climate change and the resulting regulations and regimes promotion alternative energy resources may also include declining demand for our products in the long-term. In addition, increased regulation of GHG may create greater incentives for the use of alternative energy sources. Any long-term material adverse effect on the oil industry could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of this annual report.

Climate change could impact our operating results, access to capital and strategy.

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

The risks associated with climate change could also manifest in difficulties accessing capital due to reputation issues; changes in the consumer profile, with reduced consumption of fossil fuels; and energy transitions in the world economy, such as the increased use of electric powered vehicles. These factors could have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our business, adversely impacting our operating and financial results and limiting our growth opportunities.

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

Energy saving measures and technological advances may lead to a decline in the demand for oil.

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

The demand for drilling rigs, pipelines and other equipment and supplies, and for qualified personnel with experience with the drilling and completion of wells and in field operations, including geologists, geophysicists, engineers and other professionals, tends to fluctuate significantly, typically along with oil prices, giving rise to temporary shortages. Such shortages, and increases in their costs, could adversely affect our business and financial condition.

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

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events have also increased worldwide. The technologies, systems, and networks that we may implement in the future, and those of our service providers may be the object of cyberattacks or failures to the security of information systems, which could lead to interruptions in critical industrial systems, the unauthorized disclosure of confidential or protected information, data corruption, or other interruptions of our operations. In addition, certain cyber incidents, such as the advanced persistent threat, may not be detected for a prolonged period of time. We cannot assure that cyber incidents will not happen in the future and that our operations and/or our financial performance will not be affected.

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

Our limited operating history as a consolidated company may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. We had no substantial operations prior to the consummation of the Initial Business Combination, and experienced rapid and significant expansion thereafter. Because the historical financial information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us and their investment decision. In addition, our results of operations for the 2018 Successor Period are not directly comparable to our results of operations for the 2018 Predecessor Period and for the year ended December 31, 2017, due to the effects of the Initial Business Combination. Similarly, our results of operations for the years ended December 31, 2019 and 2020 are not directly comparable to our results of operations for the year ended December 31, 2018, due to the effects of the Initial Business Combination. Any statistical or operating data included in this annual report, as it relates to the Predecessor Company prior to the consummation of the Initial Business Combination, is based on data provided to us by the APCO Entities, Pampa Energía and PELSA. We believe it is reliable, but it does not form part of our consolidated operating history. For further information, see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations.”

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

Our operations involve utilizing some of the latest drilling and completion techniques as developed by it and its service providers. Risks that we face while drilling horizontal wells include, but are not limited to, the following:

•	landing the wellbore in the desired drilling zone;

•	staying in the desired drilling zone while drilling horizontally through the formation;

•	running casing the entire length of the wellbore; and

•	being able to run tools and other equipment consistently through the horizontal wellbore.

Risks that we face while completing wells include, but are not limited to, the following:

•	the ability to stimulate the planned number of stages;

•	the ability to run tools the entire length of the wellbore during completion operations; and

•	the ability to successfully clean out the wellbore after completion of the final fracture stimulation stage.

Our operations and drilling activity are concentrated in areas of high competition such as the Neuquina basin in Argentina, which may affect our ability to obtain the personnel, equipment, services, resources and facilities access needed to complete our development activities as planned or result in increased costs; such concentration also makes us vulnerable to risks associated with operating in a limited geographic area.

As of December 31, 2020, most of our producing properties and total estimated proved reserves were geographically concentrated in the Neuquina basin, located in Argentina. A substantial portion of our operations and drilling activity are concentrated in areas in such basins where industry activity is high. As a result, demand for personnel, equipment, power, services and resources may increase in the future, as well as the costs for these items. Any delay or inability to secure the personnel, equipment, power, services and resources could result in oil, NGL and gas production being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our results of operations, cash flow and profitability.

As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of operations or production in this area caused by external factors such as governmental regulation, state politics, market limitations, water or sand shortages or extreme weather-related conditions.

We may be unable to successfully expand our operations.

We compete with the major independent and state-owned oil and gas companies engaged in the E&P sector, including state-owned E&P companies that possess substantially greater financial and other resources than we do for researching and developing E&P technologies, accessing to markets, equipment, labor and capital required to acquire, develop and operate our properties. We also compete for the acquisition of licenses and properties in the countries in which we operate.

The Argentine oil and gas industry is extremely competitive. When we bid for exploration or exploitation rights with respect to a hydrocarbon area, we face significant competition not only from private companies, but also from national or provincial public companies. In fact, the provinces of La Pampa, Neuquén and Chubut have formed companies to carry out oil and gas activities on behalf of their respective provincial governments. The state-owned energy companies Integración Energética Argentina S.A. (“IEASA,” formerly known as Energía Argentina S.A. or “ENARSA”), YPF and other provincial companies (such as Gas y Petróleo del Neuquén S.A. (“G&P”) and Empresa de Desarrollo Hidrocarburífero Provincial S.A. are also highly competitive in the Argentine oil and gas market. As a result, we cannot assure that we will be able to acquire new exploratory acreage or oil and gas reserves in the future, which could negatively affect our financial condition and results of operations. There can be no assurance that the participation of IEASA or YPF (or any province-owned company) in the bidding processes for new oil and gas concessions will not influence market forces in such a manner that could have an adverse effect on our financial condition and results of operations.

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

We might seek to acquire additional acreage in Argentina and Mexico and more broadly in Latin America. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, adequacy of title, operating and capital costs and potential environmental and other liabilities. Although we conduct a review of properties we acquire which we believe is consistent with industry practices, we can give no assurance that we have identified or will identify all existing or potential problems associated with such properties or that we will be able to mitigate any problems we do identify. Such assessments are inexact, and their accuracy is inherently uncertain. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface, title and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. We may acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

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

Our results of operations are subject to foreign exchange fluctuation of the Argentine or Mexican Peso against the U.S. Dollar or other currencies, which could adversely affect our business and results of operations. Both the value of the Mexican Peso and the value of the Argentine Peso have experienced significant fluctuations in the past. The main effects of the depreciation of the Argentine or Mexican Peso against the U.S. Dollar would be on our expenses that are mainly related to imported goods and services, but given several accounting rules it may negatively affect (i) deferred taxes associated with our fixed assets, (ii) current income taxes and (iii) foreign exchange differences associated with our Argentine or Mexican Peso exposure. Additionally, as gasoline, diesel oil and other refined products are sold in local currencies in Argentina and Mexico, sudden foreign exchange fluctuations in such markets may adversely affect the price of domestic sales of crude oil in such countries, which may affect our revenues and cash flow generation.

For example, as regards Argentina, as of December 31, 2020, the peso/US dollar exchange rate stood at AR$ 84.15 per US$1.00, a depreciation of 40.5% compared to the value registered as of December 31, 2019, according to the U.S. Dollar ask rate published by Argentine Central Bank. The value of the peso compared to other currencies is dependent, among other factors, on the level of international reserves maintained by the Argentine Central Bank, which have also shown significant fluctuations in recent years, as well as on the fiscal and monetary policies adopted by the Argentine government. The Argentine macroeconomic environment, in which we operate, was affected by the continued devaluation of the peso, which in turn had a direct impact on our financial and economic position.

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

Both we and our subsidiaries carry out hydrocarbon E&P activities through unincorporated joint ventures and exploration agreements entered into through agreements with third parties (joint operations for accounting purposes). In some cases, our joint venture or exploration partners, rather than us, hold the rights to the concession or the E&P license contracts. Pursuant to the terms and conditions of such agreements, one of the parties assumes the role of operator, and therefore assumes the responsibility of executing all activities pursuant to the agreement. However, in certain cases, neither we nor our subsidiaries may be able to assume the role of concessionaire and/or operator, and in such cases we would be subject to risks related to the performance of, and the measures taken by, the concessionaire and/or operator to carry out the activities. Such actions could adversely affect our financial condition and operating results. As of December 31, 2020, we were not the operator of Sur Río Deseado Este, Coirón Amargo Sur Oeste, and Acambuco concessions in Argentina, and TM-01 and A-10 concessions in Mexico.

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

As of December 31, 2020, we employed third-party employees under contract, mostly with large domestic and international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer.

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

As of the date of this annual report, the majority of our indebtedness relates to Vista Argentina’s obligations under the Credit Agreement which obligations are guaranteed by us, Aluvional Logísitica S.A., Vista Holding I, APCO Argentina and Vista Holding II (together with certain other entities that become a guarantor under the Credit Agreement from time to time, the “Guarantors”), and are denominated in U.S. Dollars. For a description of the Credit Agreement, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” The Credit Agreement contains a number of restrictive covenants imposing significant operating and financial restrictions on us, on the other Guarantors and on Vista Argentina. These restrictions may limit our ability to:

•	create liens on certain assets to secure debt, or create liens to secure debt exceeding certain amounts;

•	dispose assets;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its or our assets;

•	change its or our existing line of business;

•	declare or pay any dividends or return any capital, other than certain limited payments;

•	make certain investments in bonds and capital stock, among others;

•	enter into transactions with affiliates;

•	change our existing accounting practices (except if required or permitted by applicable law and accounting rules); and

•	modify or terminate the organizational documents of Vista Argentina or any Guarantor.

In addition, as further described in Note 18.1 to the Audited Financial Statements, the Credit Agreement includes some financial covenants by which we are required to maintain, on a consolidated basis, certain financial ratios within specified limits. These ratios include:

•	consolidated total debt / consolidated EBITDA; and

•	consolidated interest coverage ratio.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may be of commercial interest.

A breach of any covenant contained in the Credit Agreement could result in a default under this agreement. If any such default occurs, the administrative agent or the required lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable. If the Credit Agreement were to be accelerated, the assets of Vista Argentina and those of each of the Guarantors, may not be sufficient to repay in full that debt, or any other debt that may become due as a result of that acceleration, and consequently, it could materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources——Indebtedness” for more information.

We are subject to Mexican, Argentine and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our reputation, business, financial condition and results of operations.

The United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010 (the “U.K. Bribery Act”), the Organization for Economic Co-Operation and Development Anti-Bribery Convention, the Mexican Administrative Responsibilities Law (Ley General de Responsabilidades Administrativas), the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) and other applicable anti-corruption laws in other relevant jurisdictions prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. The U.K. Bribery Act also prohibits such payments or financial or other advantages being made, offered or promised to or from commercial parties and makes it a criminal offense for a commercial organization to fail to prevent bribery by an associated person (i.e., someone who provides services on behalf of the organization) intending to obtain or retain business or an advantage in the conduct of business on its behalf. In particular, the Argentine Corporate Criminal Liability Law provides for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. In this sense, a company may be held liable and subject to fines, cancelation of legal personality and/or suspension of its activities, among other penalties, if such offences were committed, directly or indirectly, with its intervention, or in its behalf, interest or benefit. Furthermore, the Mexican Anti-Money Laundering Law (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita), the Argentine Anti-Money Laundering Law (Ley de Prevención del Lavado de Activos), Sections 303-306 of the Argentine Criminal Code (Código Penal de la República Argentina), and other applicable anti-money laundering and counter financing of terrorism regulations, prohibit the engagement in transactions with the purpose of intruding funds obtained through illicit activities into the institutional system and thus masking gains obtained through illegal activities as assets derived from legitimate sources, and the use of funds for terrorist activities.

In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities.

It may be possible that, in the future, there may emerge in the press allegations of instances of misbehavior on the part of former agents, current or former employees or others acting on our behalf or on the part of public officials or other third parties doing or considering business with us. While we will endeavor to monitor such press reports and investigate matters which we believe warrant an investigation in keeping with the requirements of compliance programs, and, if necessary make disclosure and notify the relevant authorities, any adverse publicity which such allegations attract might have a negative impact on our reputation and lead to increased regulatory scrutiny of our business practices. In line with this we have adopted a code of ethics that applies to all of Vista’s officers and employees and third parties (contractors, suppliers, partners) which interact with Vista. Our code of ethics defines the way in which we do our businesses, and it is designed to help us to comply with our obligations, to respect one another at the workplace and to act with integrity in the market. Our code of ethics expressly sets forth, among other matters, that no one shall offer, in the name of Vista, directly or indirectly through third parties, anything of value to a public officer, or to his/her representatives, and particularly for the purposes of obtaining or maintain a business, influencing the business decisions or assuring an unfair advantage. Additionally, Vista’s mission to conduct business in an ethical manner also entails the commitment of maintaining accuracy in our accounting books, financial statements and accounting records. Our accounting records, including our financial statements, management reports, contracts and agreements, must always be accurate and reflect the economic facts and transactions with integrity and accuracy, pursuant to the professional accounting standards and the laws governing Vista. All of Vista’s transactions, regardless of their amount, must be properly authorized, executed and recorded. Upon a determination that our codes of ethics has been violated, the company shall take any applicable disciplinary actions.

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

The sectors in which we operate are highly unionized. We cannot assure that we or our subsidiaries will not experience labor disruptions or strikes in the future, which could result in a material adverse effect on our business and returns. Moreover, the sharp deterioration of the global economy as a consequence of the COVID-19 pandemic may have an impact on the amount of labor actions initiated by our workforce during 2021 and subsequent years.

In addition, we cannot assure that we will be able to negotiate new collective bargaining agreements in the same terms as those currently in force or that we will not be subject to strikes or labor interruptions before or during the negotiation process of said agreements. The collective bargaining agreement for the period October 2020 to May 2021 was signed on October 16, 2020. In the future, if we are unable to renegotiate the collective bargaining agreement in satisfactory terms or are subject to strikes or labor interruptions, our results of operations, financial condition and the market value of our shares could be materially affected.

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

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined, or by variations in interest rates, including the planned discontinuation of LIBOR.

As of the date of this annual report, our outstanding debt included loans indexed to the London Interbank Offered Rate (“LIBOR”). In an announcement on 27 July 2017, the U.K. Financial Conduct Authority (FCA), which is the competent authority for the regulation of benchmarks in the UK, advocated a transition away from reliance on LIBOR to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after December 31, 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR. On 25 March 2020, the FCA stated that although the central assumption that firms cannot rely on LIBOR being published after the end of 2021 has not changed, there has been impact on the timing of some of the transition milestones due to the recent COVID-19 pandemic.

It is not possible to predict the further effect of the rules of the FCA, any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Any such developments may cause LIBOR to perform differently than in the past, or cease to exist. It is also not possible to predict whether the global COVID-19 crisis will have further effects on the LIBOR transition plans. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. Dollar LIBOR rate is unavailable after December 31, 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. Dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. Dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our financing costs.

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

The Argentine economy is also particularly sensitive to local political developments. Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential election is scheduled for October 2023 and the next legislative elections are scheduled to be held on October 24, 2021. The result of presidential as well as legislative mid-term and full term elections may lead to changes in government policies that impact upon the Company. We cannot give you any assurance as to whether such changes will occur or as to their timing, nor can we estimate the impact they may have on our business.

Additionally, Argentina’s economy is also vulnerable to adverse developments affecting its principal trading partners. A continued deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of Argentina’s other major trading partners, such as China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth and may consequently adversely affect our financial health and results of operations. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently adversely affect Argentina’s economic and our financial health and results of operations. Argentina may be ill prepared to tackle the economic impact of the COVID-19 pandemic and related restrictions due to the vulnerability of the Argentine economy from a fiscal and monetary perspective, among other macroeconomic variables, which may result a great impact Argentina than other countries in the region.

Economic and political developments in Argentina may adversely and materially affect our business, results of operations and financial condition.

Presidential and federal congressional elections in Argentina were held in October 2019, where Alberto Fernandez of the Frente de Todos coalition was elected with approximately 48.24% of the votes. The new administration took office on December 10, 2019. The impact of a different administration on the future economic and political environment are still uncertain, but likely to be material. On March 10, 2019 provincial Governor and Congressional elections took place in the Province of Neuquén where Governor Omar Gutierrez of local political party Movimiento Popular Neuquino was reelected with approximately 39.92% of the votes.

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

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•

inflation remains high and may continue at similar levels in the future: according to a report published by Argentine National Institute of Statistics (Instituto Nacional de Estadísticas y Censos, or “INDEC”), cumulative consumer price index (“CPI”) for the year 2020 was 36.1%.

•

according to the revised calculation published by the INDEC on March 23, 2020, gross domestic product (“GDP”) decreased by 9.9% in 2020 compared to 2019. For comparison purposes, it should be noted that GDP decreased by 2.1% in 2019 and decreased 2.6% in 2018. Argentina’s previous GDP performance has depended to some extent on high commodity prices that, despite having a favorable long-term trend, are volatile in the short-term and beyond the control of the Argentine government and private sector;

•	Argentina’s public debt as a percentage of GDP remains high (90.2% as of December 31, 2019);

•	the discretionary increase in public spending has resulted and continues to result in fiscal deficits. The primary fiscal deficit recorded for 2019 was Ps.95.1 billion;

•

a significant number of protests or strikes could take place, as they did in the past, which could adversely affect various sectors of the Argentine economy, including the oil and gas extraction industry;

•	energy or natural gas supply may not be sufficient to supply industrial activity (thereby limiting industrial development) and consumption;

•	unemployment and informal employment remain high: according to INDEC, unemployment rate was of 11.0% in the fourth quarter of 2020;

•	demand for foreign currency could grow, generating a capital flight effect as in recent years;

On December 20, 2019, the Argentine Congress enacted the Solidarity Law (as defined below), declaring public emergency on the economic, financial, fiscal, administrative, social and energetic fronts, among others, thus delegating in the Argentine Executive Branch the ability to ensure the sustainability of public indebtedness, regulate the public utilities tariffs through an integral review of the current tariff regime and the intervention of supervisory entities, among others. The Solidarity Law established the restructuring of the energy tariff scheme and froze the natural gas and electricity tariffs. In addition, the Solidarity Law entitled the Argentine Executive Branch to intervene the ENARGAS and the ENRE. This regulation may generate difficulties in the Argentine economy, and the compliance of its financial obligations, which might negatively affect our business, financial condition and results of operations; and

On June 7, 2018, the Argentine government and the International Monetary Fund (the “IMF”) announced that a technical agreement on a US$50 billion three-year stand-by agreement was reached (the “SBA”), subject to approval by the IMF’s Executive Board, which will consider Argentina’s economic plan. On June 20, 2018, the IMF’s Executive Board approved the aforementioned agreement. The SBA was intended to provide support to the Argentine government’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. Overall, Argentina has received disbursements under the agreement for approximately US$44 billion. The Fernández Administration that took office in December 2019 indicated its intention to pursue a sovereign debt restructuring designed to render Argentina’s debt sustainable. To that effect, legislation was enacted by Congress empowering the Argentine Executive Branch to conduct such transactions. In addition, the Fernández administration also publicly announced that they will refrain from requesting additional disbursements under the SBA, and instead vowed to renegotiate its terms and conditions in good faith. On April 5, 2020, the Argentine government issued the Decree 346/2020, through which all principal and interest payments due on outstanding Argentine-law governed U.S. dollar-denominated treasury notes were deferred until December 31, 2020 or such earlier date as may be determined by the Argentine Ministry of Economy taking into account the status and outcome of the debt restructuring process announced by the Argentine government to restore the sustainability of public debt. The Argentine government’s decision excluded certain instruments from the deferral, such as (i) treasury notes issued to and held by the Argentine Central Bank, (ii) treasury notes issued pursuant to Decree No. 668/2019, (iii) the Bonos Programa Gas Natural, and (iv) the guarantee notes issued pursuant to Resolution No. 147/17, among others. On April 21, 2020, Argentina commenced an offer to exchange bonds issued under Argentina’s indentures dated as of June 2, 2005 and April 22, 2016 for certain new bonds to be issued under the April 22, 2016 indenture with the aim of achieving a sustainable debt profile for the country. Additionally, the exchange offer contemplated the use of collective action clauses included in such indentures, whereby the decision by certain majorities will be conclusive and binding on those bondholders that do not enter into the exchange offer. On August 18, 2020, the Argentine government offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, on terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, the Argentine government announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by Argentina’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange. In addition, the exchange offer extended the average maturity of such bonds. As of the date of this annual report, the Argentine government has initiated negotiations with the IMF in order to renegotiate the principal maturities of the US$44.1 billion disbursed between 2018 and 2019 under a SBA, originally planned for the years 2021, 2022 and 2023. We cannot assure whether the Argentine government will be successful in the negotiations with that agency, which could affect its ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets, in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

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

For example, the Solidarity Law sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products. On May 18, 2020, the Argentine government issued Decree No. 488/2020 reducing duties for hydrocarbons and mining products from the previous 12% to 8%. See “Item 3—Key Information—Risk Factors—Risks Related to our Business and Industry—We are exposed to the effects of fluctuations and regulations in the domestic prices of oil and gas, which may limit our ability to increase the price of our oil and gas products”

Any such controversies, limitations or export restrictions or any other measures imposed by Argentine authorities could have a material adverse effect on our future business, financial condition, results of operations, cash flows and/or prospects and as a consequence, the market value of our series A shares or ADSs may decline.

In addition, the Solidarity Law empowered the Argentine Executive Branch to “maintain” natural gas tariffs under federal jurisdiction, renegotiate the integral tariff revision or initiate an extraordinary revision in accordance with Laws No. 24,065 and No. 24,076. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—The Social Solidarity and Productive Reactivation Law”.

Mexico

As of the second quarter of 2021, the Hydrocarbons Law has undergone certain amendments proposed by the current federal administration, mainly affecting the permit regime applicable to midstream and downstream activities, such as processing, refining, export, import, transport, storage, distribution, commercialization, and sale to the public of hydrocarbons, petroleum products or petrochemicals. The amendments consist on: (i) requiring permit holders to comply with the storage policies issued by SENER (i.e. the Policy regarding Minimum Storage of Petroleum Products and the Policy regarding Natural Gas Storage), (ii) amending the current procedure to obtain authorization from CRE or SENER to assign permits providing that the lack of response from the authority shall be interpreted as a negative response, (iii) including new revocation causes of the permits when its beneficiaries carry out illegal conducts (i.e. illicit trade or improper measurement), and (iv) granting authority to CRE and SENER to suspend granted permits, as well as to temporary occupy facilities and intervene in the operations of the permit holders in the event of imminent danger to national security, energy security or to the national economy. Regarding the minimum storage requirements mentioned in item (ii) above, it is important to note that SENER may issue new policies or amend the existing ones in order to implement a broader scope of their application.

Even if such amendments do not seem to have a direct impact on the upstream sector in Mexico, we cannot assure there will be no impacts on our value chain. Given the lack of judicial precedents on the energy legal framework and, specifically, in regards the recent amendments, it is uncertain how they could be interpreted by a court or governmental authority in practice. We therefore cannot predict the manner in which these amendments may affect our operations and ability to complete additional acquisitions in Mexico and/or our future business, financial condition, results of operations, cash flows and/or prospects or whether any shift on the interpretation of the legal framework and/or use of powers by current authorities may affect the energy sector.

Moreover, during the past months, there has been a delay on the issuance of permits to carry out gasoline retailing activities. This circumstance may generate certain benefits to Pemex due to the limitation of the competition in the gasolines retail market across the country. Regarding the hydrocarbon’s importation and exportation permits, on December 26, 2020, the Ministry of Economy, using statutory powers, modified the term for long-term permits from 20 years to 5 years as the new maximum term, and imposed certain additional requirements which the applicants shall meet in order to obtain such permits. Additionally, the amendments implemented by the Ministry of Economy allow it to deny the granting of such permits without a justified cause. All these modifications may entail difficulties for competition in the hydrocarbon’s importation and exportation market.

Additionally, on March 26, 2021, President López Obrador, introduced a bill of reform to amend the Hydrocarbons Law (Ley de Hidrocarburos) to the Chamber of Deputies. In general terms, the bill intends to affect the permit regime currently set forth in the Hydrocarbons Law, by granting greater powers to the Ministry of Energy (SENER) and the CRE to grant, review and revoke the different permits contemplated in the Hydrocarbons Law. The main objectives of the bill include, among others, are: (i) the fulfillment of the public policy of minimum storage of petroleum products; (ii) increasing the regulation of the revocation of existing permits; (iii) combating fuel theft (illegal bunkering); and (iv) allowing for the suspension of permits in the event of a national security issue.

Moreover, the bill attempts to wrestle back public control of Mexico’s fuel sales sector. We anticipate that the bill will likely have a greater impact on entities in the downstream and midstream segments. The amendments introduced by the bill may potentially affect all kinds of permits, indistinctly, resulting in SENER and CRE having the ability to: (i) revoke, suspend or intervene, export and commercialization permits of hydrocarbons; (ii) liquefaction, transportation and storage of natural gas, oil or petroleum products; and (iii) import, commercialization, distribution and retail of petroleum products.

While the bill, in principle, does not seem to affect the activities of hydrocarbons exploration and production under our E&P license contracts, it is important to note that, given the broad authority granted to the CRE and SENER, the bill may potentially impact our sale of crude oil and natural gas, as such activity is executed through our commercialization permit granted by the CRE (and may indirectly affect the development of our E&P activities under our license contracts).

The bill is expected to be passed by the Mexican Senate before the end of the current legislative period on April 30, 2021.The bill’s entry into force is subject to discussion and approval by the Mexican Congress and, if applicable, its subsequent publication in the Official Gazette of Mexico.

As of the date of this annual report, the president’s political party holds a qualified majority in the Chamber of Deputies and an absolute majority in the Mexican senate. Even if the aforementioned examples affect the gasoline and electric power markets, we cannot provide any assurances that the Mexican government will construe or enforce or enact new laws, rules and/or regulations regarding the upstream sector or that there will not be any material change to the oil and gas legal framework, which could adversely affect our business and prospects in Mexico.

Measures adopted by the antitrust authority in Mexico could have a material adverse effect on our results and financial condition.

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

The Hydrocarbons Law allows hydrocarbons exports, as long as such volumes are not required for the Argentine domestic market and as long as these are sold at reasonable prices. In the case of natural gas, Argentine Law No. 24,076 and the related regulations require that all domestic market needs be considered when authorizing long-term exports of natural gas. In this sense, the SdE may authorize export operations of natural gas surplus provided they are subject to interruption upon local supply shortages.

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

On March 21, 2017, through Decree No. 192/2017, as amended by Decree No. 962/2017, the SdE created a temporary Registry for Import Operations of Crude Oil and By-Products. Through this regulation, any company that intended to carry out import operations had the obligation to register the operation in this Registry and obtain the authorization from the SdE before the import takes place. The abovementioned Registry and the obligation to register and obtain authorization for import operations of crude oil and specific by-products was in force until December 31, 2017.

The Solidarity Law sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also establishes a cap of 8% for the export duties for hydrocarbons and mining products. On May 18, 2020, the Argentine government issued Decree No. 488/2020 reducing duties for hydrocarbons and mining products from the previous 12% to 8%. See “Item 3—Key Information—Risk Factors—Risks Related to our Business and Industry— The imposition of export duties and other taxes have adversely affected the oil and gas industry in Argentina and could adversely affect our results in the future” below.

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

Those export transactions pending collection prior to September 2, 2019, must be repatriated and converted to pesos by means of settlement in the FX Market to pesos within 5 business days of the date of collection or disbursement abroad or in Argentina.

Exporters who receive shipping permits during such period are subject to specific tracking procedures.

The repatriation and settlement through the FX Market to pesos of foreign currency received by Argentine residents is not required if all of the following conditions are met:

•	the funds received were deposited in accounts opened in Argentine financial institutions;

•	the funds are repatriated within the specified periods set forth by the foreign exchange regulations;

•	the funds were applied to operations to which applicable law grants access to the FX Market, within the limits established for each concept involved; and

•	the use of this mechanism was neutral for tax purposes.

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

As of September 2019, the Argentine government has reinstated foreign exchange restrictions. The new controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of imports of goods and services, and the obligation to repatriate and settle for pesos the proceeds from exports of goods and services, among others.

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

Also, the foreign exchange regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled through the local exchange market as from September 2, 2019; (iii) disbursed but not settled export advances and pre export financings executed prior to August 31, 2019, subject to the compliance with certain conditions, (iv) export post-financings for discounts and/or assignments by external or local financial entities; (v) financings granted by local financial entities to foreign importers; and (vi) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to BCRA approval. Finally, residents may access the foreign exchange market to exchange foreign currency and to transfer it abroad to make payments of profits and dividends to non-resident shareholders, without the prior approval of the BCRA if the following conditions are met:

(i)	Profits and dividends correspond to closed and audited financial statements;

(ii)

The total amount of profits and dividends paid to non-resident shareholders must not exceed the amount in local currency which corresponds to the distribution determined by the shareholders’ meeting. The financial entity must receive an affidavit signed by the legal representative or a duly authorized attorney-in-fact of the resident with a certification in this sense;

(iii)

The total amount of transfers of profits and dividends for which the resident accesses the FX Market on or after January 17, 2020, must not exceed 30% of the value of the new direct foreign investment contributions in resident companies entered and liquidated through the FX Market prior to such date. For this purpose, the financial institution must have a certification issued by the entity that carried out the liquidation that it has not issued certifications for the purposes set forth in this point for an amount greater than 30% of the amount settled;

(iv)

Access occurs within a period of not less than 30 calendar days from the settlement of the last contribution that is computed for the purposes of the requirement set forth in the immediately preceding condition;

(v)

The resident must present documentation evidencing capitalization of such contribution or, absent such documentation, proof of the commencement of the registration process before the Public Registry of Commerce of the final capitalization decision of the capital contributions computed according to the corresponding legal requirements, and present the documentation of the final capitalization of the contribution within 365 calendar days from the beginning of the procedure; and

(vi)	The entity must verify that the client has complied, if applicable, with the statement of the last overdue presentation of the “Survey of external assets and liabilities” for the operations involved.

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

In addition, pursuant to Communication “A” 7106 (as amended and supplemented from time to time), the BCRA established certain requirements to access the local exchange market for purposes of repayment of cross-border financial debts, in particular, for the payment of principal outstanding amounts in loans and securities having amortization payments scheduled between October 15, 2020 and December 31, 2021 for principal amounts exceeding US$2,000,000 by the non-financial private sector and financial entities. Particularly, the payment of principal amounts pertaining to loans and securities subject to the regulation should be part of a refinancing plan that must be previously filed with the BCRA, which must provide that (i) only 40% of the principal amount owed and payable shall be paid through the local foreign exchange market on or prior to March 31, 2021; and (ii) the remaining 60% must be refinanced so the average life of the debt is increased for a minimum of two years. It is not possible to guarantee that the period covered by Communication “A” 7106 will not be extended or reinstated in the future by the BCRA or that other regulations with similar effects will be issued that would require the Company to refinance its obligations, which in turn could have a negative impact on our opreations, and in particular, in the our ability to meet its debt obligations.

We cannot assure you that the Mexican government would not impose exchange controls or other confiscatory measures.

The imposition of export duties and other taxes have adversely affected the oil and gas industry in Argentina and could adversely affect our results in the future.

In the past, the Argentine government imposed duties on exports, including exports of oil and liquid petroleum gas products. On December 31, 2017 the Economic Emergency Law (Ley de Emergencia Económica) expired, resulting in the elimination of discretionary ruling previously granted to the Argentine government, which were delegated and allowed it to enact foreign exchange regulations, the withholding percentage for hydrocarbon exports, and tariffs, as well as to renegotiate public services agreements, among others. On September 4, 2018, pursuant to Decree No. 793/2018, the Argentine government reestablished, until December 31, 2020, an export tax of 12% on commodities for primary commodities with some exceptions. The Solidarity Law sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products.

On May 19, 2020, Decree No. 488/2020 issued by the Executive Power was published in the Official Gazette, establishing export duties to hydrocarbons and updating the values of fines provided in article 87 Law 17,319 and its amendments. Export duties were set forth for certain hydrocarbon products: (i) 0% rate for export duties in the event that the international price is equal or inferior to the “base value” (US$45/bbl), (ii) 8% rate for export duties in the event that the international price is equal or superior to the reference value (US$60/bbl), and (iii) in the case that the international price is higher that the base value and lower to the reference value, the export duty tax rate shall be determined according to a linear formula for the export duty rate from 0 to 8%.

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

The consumers price index published by the INDEC (the Índice de Precios al Consumidor, or “IPC”) for the year 2018 registered an increase of 47.6% on a year-over-year comparison. For the period from January to December 2019, the IPC totaled 53.8% compared to the same period in 2018. The IPC variation for the period from January to December 2020 totaled 36.1%. Moreover, INDEC reported that (i) for the period from February 2020 to January 2021, the IPC totaled 38.5% compared to the period from February 2019 to January 2020; (ii) for the period from March 2020 to February 2021, the IPC totaled 40.7% compared to the period from March 2019 to February 2020; and (iii) for the period from April 2020 to March 2021, the IPC totaled 42.6% compared to the period from April 2019 to March 2020.

The Argentine government continued implementing measures to monitor and control prices for the most relevant goods and services. Despite such efforts, the Argentine economy continues to experience high levels of inflation. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

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

Between 2016 and early 2018, Argentina regained access to the market and incurred in additional debt. However, as a result of various external and domestic factors, during the first half of 2018, access to the market became increasingly onerous. On May 8, 2018, the Argentine government announced that negotiations with the IMF would initiate with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 7, 2018, the Argentine government and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately US$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Argentine government’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. On June 22, 2018 the Argentine government made a first drawing of approximately US$15 billion under the SBA. Argentina has received disbursements under the SBA for US$44 billion. Notwithstanding the foregoing, the current administration has publicly announced that they will refrain from requesting additional disbursements under the agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. In September 2018, the Argentine government discussed with the IMF staff further measures of support in the face of renewed financial volatility and a challenging economic environment. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Argentine government and the BCRA, the IMF’s Executive Board allowed the Argentine government to draw the equivalent of US$5.7 billion, bringing total disbursements since June 2018 to approximately US$20.6 billion, approved an augmentation of the SBA increasing total assets to approximately US$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 increased by US$18.9 billion. IMF disbursements for the remainder of 2018 more than doubled compared to the original IMF-supported program, to a total of US$13.4 billion (in addition to the US$15 billion disbursed in June 2018). Disbursements in 2019 were also nearly doubled, to US$22.8 billion, with US$5.9 billion planned for 2020-2021.

On August 28, 2019, the Argentine government issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law and held by institutional investors. Of the deferred amounts, 30% would be repaid 90 days after the original payment date and the remaining 70% would be repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which would be repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors would be paid as originally scheduled.

Moreover, in December 2019, the current administration further extended by decree payments of a series of short term Argentine-law governed treasury notes denominated in U.S. dollars held by institutional investors through August 2020. Additionally, on February 11, 2020, the Argentine government decreed the extension of maturity to September 30, 2020 of a dollar-linked treasury note governed by Argentine law, which had been originally subscribed to a large extent with U.S. dollar remittances, to avoid a payment with Argentine Pesos that would have required significant sterilization efforts by the monetary authority.

On February 12, 2020, the Argentine Congress enacted Law No. 27,544 for the Sustainable Restoration of Foreign-Law Governed Public Debt which granted the Ministry of Economy the power to restructure the Argentine government’s external public debt. On March 9, 2020, the Argentine Executive Branch issued decree No. 250/20 authorizing the Ministry of Economy to restructure US$68,842 million in debt.

Following Law No. 27,544, on March 10, 2020, Decree No. 250/20 issued by the Argentine government established the maximum nominal amount of liability management transactions and/or exchanges and/or restructurings of the Republic of Argentina’s outstanding public securities issued under foreign law as of February 12, 2020 at the nominal value of US$68,842,528,826, or its equivalent in other currencies. However, due to the COVID-19 pandemic, the timeline initially published by the Ministry of Economy for the restructuring of the public external debt which provided, among other steps, the launch of an exchange offer of such public securities issued under foreign law, was postponed.

On April 21, 2020, Argentina invited holders of approximately US$66.5 billion aggregate principal amount of its foreign currency external bonds to exchange such bonds for new bonds. The invitation contemplated the use of collective action clauses included in the terms and conditions of such bonds, whereby the decision by certain majorities would bind holders that do not tender into the exchange offer. On August 31, 2020 it announced that it had obtained bondholder consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The restructuring settled on September 4, 2020. As a result of the invitation, the average interest rate paid by Argentina’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of Argentina’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

On April 5, 2020, the Argentine government enacted Decree No. 346/2020: (i) deferring the payments of principal and interest on certain of its foreign currency bonds governed by Argentine law until December 31, 2020, or until such earlier date as the Ministry of Economy may determine, considering the progress made in the process designed to restore the sustainability of Argentina’s public debt, and (ii) authorizing the Ministry of Economy to conduct liability management transactions or exchange offers, or to implement restructuring measures affecting foreign currency bonds governed by Argentine law, which payments have been deferred pursuant to such Decree.

On August 18, 2020, Argentina offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, on terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, Argentina announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by Argentina’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange. In addition, the exchange offer extended the average maturity of such bonds.

As of the date of this annual report, the Argentine government has initiated negotiations with the IMF in order to renegotiate the principal maturities of the US$44.1 billion disbursed between 2018 and 2019 under a Stand By Agreement, originally planned for the years 2021, 2022 and 2023. We cannot assure whether the Argentine government will be successful in the negotiations with the IMF, which could affect its ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have on Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets, on the Argentine economy or on our economic and financial situation or on our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.

Without renewed access to the financial market the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and our growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds amounting to US$1.6 million as of December 31, 2020. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

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

The devaluation of the Peso can have a negative impact on the ability of certain Argentine companies to pay their debts in foreign currency, generates inflation, substantially reduces wages in real terms and jeopardize the stability of businesses. Compounded by the effects of foreign exchange controls and restrictions on foreign trade, highly distorted relative prices resulted in the loss of competitiveness of Argentine production, impeded investment and caused economic stagnation. In 2018, 2019 and 2020, the Argentine Peso depreciated 101.4%, 58.4%,and 40% respectively, with respect to the U.S. Dollar. On April 16, 2021, the exchange rate was AR$92.8 for each US$1.00, as published by the BCRA.

During August 2019, the peso lost almost 30% of its value against U.S. Dollar and the share price of Argentine listed companies collapsed almost 42% (according to the S&P Merval index). The “Country Risk” peaked at one of the highest levels in Argentine history, placing itself above 2,000 points on August 28, 2019. As a consequence of the aforementioned effects, in order to control the currency outflow and restrict exchange rate fluctuations, the Argentina Central Bank reinstated exchange controls, seeking to strengthen the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy.

During 2020, depreciation of the peso against U.S. Dollar was constant. However, the impact of the COVID-19 pandemic on share prices was drastic, as the S&P Merval index dropped by almost 50% during February and March, and the “Country Risk” peaked to the highest level in Argentine history, at 4,295 points on March 24, 2020.

As of March 31, 2021, the Country Risk was 1,588. As a consequence of the aforementioned effects, in order to control the currency outflow and restrict exchange rate fluctuations, the BCRA re-implemented exchange controls, seeking to strengthen the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy

The ability of the Argentine government to stabilize the foreign exchange market and restore economic growth is uncertain. A significant appreciation of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Such an appreciation could also have a negative effect on the growth of the economy and employment and reduce tax collection in real terms.

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

In the past, the Argentine government has had direct intervention in the economy, through the implementation of expropriation, exchange and price controls and nationalization measures, price controls and exchange controls, among others.

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

A low growth rate and high inflation scenario is likely going forward, as a result of the accumulation of macroeconomic imbalances over recent years, the actions of the Argentine government in regulatory matters and challenging conditions in the international economy as well as the additional strain imposed by the COVID-19 pandemic. We can offer no assurance that policies implemented by the Argentine government will not adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

Moreover, the Argentine government has enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. On December 13, 2019, the current administration declared a labor emergency for a 180-day term. In this context, the Argentine government doubled the amount of the statutory severance payments payable to employees hired before December 13, 2019 and dismissed between December 13, 2019 and June 13, 2020. The layoff prohibition was extended pursuant to Decree No. 528/20 and Decree No. 961/20.Decree No. 39/21, currently in effect until April 27, 2021, extended the prohibition of dismissals without just cause or based on lack or reduction of work and force majeure, as well as the prohibitions to suspensions for economic reasons, except for suspensions made under the terms of Section 223 bis of the Labor Contract Law (agreements between employers and employees later approved by the Ministry of Labor, made either individually or collectively with the purpose of suspending employment for lack or reduction of work due to no fault from the employer), which are not affected by the prohibition.

However, under the provisions of Section 5 of Decrees No. 624/20, 761/20 and 891/20, contracts entered into after the entry into force of Decree No. 34/19, are not affected by the aforementioned provisions.

On December 20, 2019, the Argentine congress enacted the Solidarity Law, declaring public emergency on the economic, financial, fiscal, administrative, social and energetic fronts, among others, thus delegating in the Argentine Executive Branch the ability to ensure the sustainability of public indebtedness, regulate the energetic tariff restricting through an integral review of the current tariff regime and the intervention of supervisory entities, among others.

The Solidarity Law establishes the restructuring of the energy tariff scheme and froze the natural gas and electricity tariffs. In addition, the Solidarity Law entitles the Argentine Executive Branch to intervene the ENARGAS and the ENRE.

On March 17, 2020, Decree No. 278/2020 was published in the Official Gazette, which provides for the State intervention in ENARGAS until December 31, 2020, which was extended by Decree No. 1,020/2020 until the earlier of (i) December 31, 2021, or (ii) until the end of the renegotiation of the tariff revision provided for by the decree is completed, the earlier of.

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

Investors in emerging markets, where our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks, as well as risks related to fluctuations in the global economy.

Our operations are located in emerging markets, such as Argentina and Mexico. Our operations in emerging markets are subject to a number of heightened risks and potential costs, including lower profit margins, less regulatory protection and economic, political and social uncertainty. For example, many emerging markets have currencies that fluctuate substantially. If currencies devalue and we cannot offset with price increases, our products may become less profitable. Inflation in emerging markets also can make our products less profitable and increase our exposure to credit risks. We have previously experienced currency fluctuations, unstable social and political conditions, inflation and volatile economic conditions in emerging markets, which have impacted our profitability in the emerging markets in which we operate and we may experience such impacts in the future. The economies of emerging markets are also vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging markets have at times resulted in significant outflows of funds from, and declines in, the amount of foreign currency invested in Argentina and Mexico. In addition, economic and political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region. Investors should fully appreciate the significance of the risks involved in investing in an emerging markets company and are urged to consult with their own legal, financial and tax advisors.

In addition, the SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including Argentina and Mexico. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets. As a result of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As we operate in emerging markets such as Argentina and Mexico, we may be exposed to any one or a combination of these risks, and our business, prospects, financial condition and results of operations could be adversely affected.

Oil and gas exploitation concessions, exploration permits and production and exploration contracts in Argentina and Mexico are subject to certain conditions and may be revoked or not renewed.

Argentina

Law No. 17,319 (as amended, the “Hydrocarbons Law”) is the main regulatory framework of the hydrocarbons industry, as it created a system of exploration permits and production concessions awarded by the state (federal or provincial, depending on the location of the resources), through which companies hold exclusive rights to explore, develop, exploit and take title of the production at the wellhead, in exchange for a royalty payment and adherence to the general taxation regime. The Hydrocarbons Law also provides state-owned oil companies (whether federal or provincial) with the possibility of granting rights through production sharing agreements.

Hydrocarbons Law, as amended, provides for oil and gas concessions to remain in effect for 25 years, 35 years for unconventional concessions and 30 years for offshore concessions, in each case, as from the date of their award and subject to extensions for periods of up to 10 years each. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for an extension of a concession, under the modifications of Law No. 27,007, concessionaires must (i) have complied with their obligations, (ii) be producing hydrocarbons in the concession under consideration and (iii) submit an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession

In addition, holders of concessions who apply for extensions (pursuant to Law No. 27,007) may be required to pay additional royalties ranging from 3% and up to a total maximum of 18%. Under the Hydrocarbons Law, failure to meet the aforementioned standards and obligations may result in the imposition of fines, and material violations which remain uncured upon expiration of the relevant cure period may result in the revocation of the concession or permit.

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

Exploration permits and exploitation concessions provide a vested right that cannot be terminated without legal indemnification. Nonetheless, relevant provincial enforcement authorities are entitled to revoke these licenses in the event of a breach of the permit or concession conditions by the licensee (article 80 of Law No. 17,319). Licensees can also partially or totally relinquish, at any time, the acreage of a permit or concession. If an exploration permit is relinquished, the licensee will be bound to pay any investment amounts committed and not fulfilled (articles 20 and 81 of Law No. 17,319).

Law No. 26,197 transferred the eminent domain on hydrocarbon reservoirs from the Argentine Government to the provinces. Exploration permits and exploitation concessions in existence when Law 26,197 was enacted have been transferred to the relevant provincial governments until their expiration. On the other hand, transportation concessions between provinces continue to be subject to federal jurisdiction. Petroleum rights are independent from surface rights. Oil production belongs to the licensee (the titleholder of an exploration permit or exploitation concession) upon its extraction.

Expropriations in Argentina are regulated by the Federal Law on Expropriations, No. 21,499, which includes no specific provisions for oil and gas licenses. On the contrary, Law No. 21,499 was applied when implementing the expropriation of the majority shareholding by Repsol in YPF in March 2012, which was finally settled in May 2014 by means of an agreement executed between the Argentine government and Repsol that was subsequently ratified by Law No. 26,932 passed by the Argentine Congress.

No assurance can be given that our exploitation concessions will be renewed in the future by the relevant provincial authorities based on the investments plans submitted to that effect, or that such authority will not impose additional requirements for the renewal of such concessions.

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

In addition, the crisis affecting emerging markets that began in the second quarter of 2018 as a result of the rise in interest rates by the U.S. Federal Reserve and the trade dispute between the United States and China, among other factors, had a material impact on the Argentine economy. This was further aggravated by the impact of the COVID-19 pandemic on the economy. The Argentine government provided fiscal stimulus in the form of direct subsidies to approximately 10 million citizens in order to reduce the impact of the economic decline and unemployment, further deteriorated by the budget imbalances. As of December 31, 2020, the peso/US dollar exchange rate stood at AR$84.15 per US$1.00, a depreciation of 40.5% compared to the value registered as of December 31, 2019, according to the U.S. Dollar ask rate published by Banco de la Nación Argentina.

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

The Argentine economy is also influenced by economic developments occurring in the markets to which it has close financial and political ties, including the MERCOSUR. In July 2019, the MERCOSUR and the European Union entered into a free trade agreement (the “EU-MERCOSUR Agreement”), which is expected create market of goods and services of approximately 800 million consumers and almost a quarter of the global GDP. The EU-MERCOSUR Agreement contemplates, among other issues, tariff reductions for certain goods, temporary safeguard mechanisms that can be temporarily applied to prevent injuries to domestic industries, the opening of public procurement by the MERCOSUR countries to European companies, the establishment of general rules on electronic commerce and a dispute resolution mechanism. The effect the EU-MERCOSUR Agreement could have on the Argentine economy, and the policies implemented by the Argentine government, is uncertain. Negative economic or financial developments arising out of the EU-MERCOSUR Agreement, may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations. However, the effect that this agreement could have on the Argentine economy and the policies implemented by the Argentine government is uncertain. Regarding other free trade agreements negotiations, the current administration announced on April 24, 2020 that it would stop participating in negotiations for MERCOSUR trade agreements with countries such as South Korea, Singapore, Lebanon, Canada and India, excluding those already concluded with the EU.

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

As a result of prolonged recession and the forced conversion of energy tariffs into Argentine Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which prompted the Argentine government to adopt a series of measures that have resulted in industry shortages and/or higher costs. In particular, Argentina has been importing natural gas to compensate for shortages in local production. In order to pay for natural gas imports the Argentine government has frequently used the BCRA reserves given the absence of foreign direct investment. In order to reduce natural gas imports and the use of BCRA foreign exchange reserves for the payment thereof, the Argentine Congress enacted Law No. 27,007, which increased the number of participants eligible to benefit from the Promotional Investment Regime under the Hydrocarbons Law. In addition, by means of Decree No. 892/2020, dated November 13, 2020, the Argentine government implemented the Argentine Plan for the Promotion of Natural Gas Production – Supply and Demand Scheme 2020-2024 (“Plan de Promoción de la Producción de Gas Natural Argentino – Esquema de Oferta y Demanda 2020-2024”). For more information, see “Item 4—Information on the Company—History and Development of the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina— Introduction to the Hydrocarbon Market” and “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Gas Market ”. In the event that these measures do not have the effect sought by the Argentine government, the latter could be forced to continue to import natural gas which, as mentioned above, could have a negative impact on the BCRA’s foreign currency reserves. If the Argentine government is unable to pay for imports of natural gas, economic activity, business and industries may be adversely affected.

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

In addition, the Solidarity Law empowered the Argentine Executive Branch to “maintain” natural gas tariffs under federal jurisdiction, renegotiate the integral tariff revision or initiate an extraordinary revision in accordance with Laws No. 24,065 and No. 24,076 for a term of maximum 180 days from the date the law is passed, offering a reduction of the real tariff burden on domestic, commercial and industrial consumers for the year 2020. On June 19, 2020, Decree No. 543/2020 extended the term established in Article 5 of the Social Solidarity Law until the end of 2020. On December 17, 2020, Decree No. 1,020 / 2020 extended the freezing of electricity and natural gas rates for a period of 90 days or until the new transitory rate schedules agreed in the transitory agreements come into effect.

Also, the Solidarity Law entitles the Argentine Executive Branch to intervene in the management of the ENARGAS (Ente Nacional Regulador del Gas) and the ENRE. On March 17, 2020, Decree No. 278/2020 was published in the Official Gazette, which provides for the State intervention in ENARGAS until December 31, 2020, which was extended by Decree No. 1,020/2020 until the earlier of (i) December 31, 2021, or (ii) until the end of the renegotiation of the tariff revision provided for by the decree is completed, the earlier of.

In December 2020, the Argentine government decreed the initiation of a comprehensive rate review for services rendered by providers of public transportation and distribution services of electric energy and natural gas under federal jurisdiction. The renegotiation of the current tariffs is expected to be completed within a two year period, and will be conducted by the ENRE and ENARGAS respectively, enabling citizen participation mechanisms. Current rates were extended for an additional 90 calendar days or until the new transitory tariff schedules come into effect, which ENRE and ENARGAS are empowered to agree upon until they reach a definitive renegotiation agreement with the licensees. In addition, the intervention of ENRE and ENARGAS is extended until the earlier of December 31, 2021 or the completion of the rate renegotiation.

On February 22, 2021, the ENARGAS issued Resolution No. 47/2021, setting a public hearing with the purpose of treating the “Tariff Transition Regime”, pursuant to Decree No. 1020/2020. The public hearing (No. 101) was held on March 16, 2021.

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

There is uncertainty about what other measures the Argentine government may adopt related to tariffs, and the impact they may have on the economy of the country. If the federal Argentine government does not resolve the negative effects on the exploitation, transportation and distribution of energy in Argentina with respect to both the residential and industrial supply, this could reduce confidence and adversely affect Argentina’s economy and financial situation and cause political instability. On the other hand, if the necessary investment to increase the production of natural gas and the transportation and distribution of energy is not specified in a timely manner, the economic activity in Argentina could be negatively affected and our business, financial condition and results of operations could be negatively affected.

Federal and provincial elections in Argentina may generate uncertainty in the Argentine economy and, consequently, on our businesses.

Argentina’ s presidential elections took place on August and October 2019 (primaries and first round, respectively), with Alberto Fernandez from the Frente de Todos coalition being elected with 48.24% of the votes. The Fernandez administration took office on December 10, 2019. The next country-wide elections are scheduled for October 24, 2021. Elections will be held to vote for one-third of the members of the Argentine Senate and half of the members of the Argentine Chamber of Deputies. Other relevant local and federal elections also took place during 2019. Changes in the local and federal administrations may also imply alterations of programs and policies that apply to the oil and gas sector. Argentina’s president and its Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy. Therefore, we cannot foresee measures that might be adopted by any future federal administration, or by any future administration at the provincial level, and the effect any such measures might have on the Argentine economy and the ability of Argentina to comply with its financial obligations, which could negatively affect our business, financial condition and results of operations. In addition, we cannot assure you that economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares or ADSs to decline.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition and, consequently, our business.

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. In Transparency International’s 2020 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 78, decreasing from the previous survey in 2019. In the World Bank’s Doing Business 2020 report, Argentina ranked 126 out of 190 countries, maintaining its position in 2019.

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

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment.

The Argentine State owns the hydrocarbons reserves located in the subsoil in Argentina

Section 1 of the Hydrocarbons Law No. 17,319 provides that liquid and gaseous hydrocarbon deposits located in the territory of the Argentina and in its continental shelf belong to the inalienable and imprescriptible patrimony of the Argentine State. However, the exploration and production of oil and natural gas is carried out through exploration permits and exploitation concessions granted to public and private companies. Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Argentine government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Argentina. For an overview of the framework governing oil and gas exploitation concessions in Argentina, see “Item 4—Information on the Company—History and Development of the Company—Industry and Regulatory Overview—–Oil and Gas Regulatory Framework in Argentina.”

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

Criminal activity in Mexico could affect our operations.

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

Economic and political developments in Mexico may adversely affect Mexican economic policy and, in turn, our operations

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. The Mexican presidential elections of 2018 resulted in an administration change effective as of December 1, 2018. The new Mexican Federal administration was elected by a significant majority of the electorate and the coalition Juntos Haremos Historia gained control of both chambers of the Federal Congress, which has given Morena (the party of Andrés Manuel López Obrador) considerable power to enact, modify or terminate legislation, including constitutional amendments. Members of the new administration, including president Andrés Manuel López Obrador have expressed, among other things, their desire to modify and/or terminate certain structural reforms. Some relevant changes in public policy and legislation sponsored by the new administration have already been enacted and/or implemented and some are under way. There cannot be any assurance in the predictions of how the new administration will be conducted and any measure adopted by such new administration could have uncertain results and negative impacts. Additionally, other events and changes, and any political and economic instability that may arise in Mexico, could have a material adverse effect on the economy of the country. The extent of such impact cannot be accurately predicted. We cannot provide any assurances that political developments in Mexico will not have an adverse effect on the Mexican economy or oil and gas industry and, in turn, our business, results of operations and financial condition, including our ability to repay our debt. There is no guarantee that the Mexican political environment will continue its relative stability in the future.

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

Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. In August 2017, Mexico, the United States and Canada commenced renegotiation of NAFTA. On November 30, 2018, Mexico, the United States and Canada signed the new United States-Mexico-Canada Agreement (the “USMCA”). As of the date of this annual report, the United States, Mexico and Canada have completed their domestic processes for the ratification and implementation of the USMCA, and the USMCA entered into force as of July 1, 2020. Any increase of import tariffs resulting from the USMCA or any other future arrangement could make it economically unsustainable for U.S. companies to import our oil and gas products if they are unable to transfer those additional costs onto consumers, which would increase our expenses and decrease our revenues, even if domestic and international prices for our products remain constant. Higher tariffs on products that we export to the United States could also require us to renegotiate our contracts or lose business, resulting in a material adverse impact on our business and results of operations.

In addition, the election of President Joseph R. Biden and the recent change in the U.S. administration may have an impact on the worldwide economy and in Mexico. The policies of the U.S. government towards Mexico have, from time to time, created instability, uncertainty and may adversely affect the Mexican economy. For example, in 2019, former President Donald Trump instituted import tariffs and enforced measures intended to control illegal immigration from Mexico, each of which has created friction between the U.S. and Mexican governments and may reduce economic activity between these countries. On January 20, 2021, Joseph R. Biden became the 46th President of the United States, and his administration may pass legislation that could impact Mexico. While the Mexican and U.S. governments have been able to reach an understanding in the past, we cannot assure you that such understanding will remain in place or that the U.S. government will not impose policies on Mexico in the future and that we will not be materially adversely affected by such policies in the future.

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

The Mexican Constitution provides that the Mexican nation, and not us, owns all petroleum and other hydrocarbon reserves located in the subsoil in Mexico. Article 27 of the Mexican Constitution provides that the Mexican government will carry out exploration and production (“E&P”) activities through contracts with third parties or allocations awarded to State Productive Enterprises (empresas productivas del Estado). The Mexican Hydrocarbons Law allows us and other oil and gas companies to explore and extract the petroleum and other hydrocarbons reserves located in Mexico, subject to the entry into agreements pursuant to a competitive bidding process. Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Mexican government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. For more information, see “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Mexico.”

The U.K.’s exit from the E.U. will have uncertain effects.

On June 23, 2016, the U.K. voted to exit from the E.U. (commonly referred to as “Brexit”). The U.K. exited the European Union on January 31, 2020, with the transition period that was in place ending on December 31, 2020. While the rules governing the new relationship between U.K/E.U took effect on January 1, 2021, the outcome of such exit and the resulting U.K./E.U. relationship are still uncertain for companies doing business both in the U.K. and the overall global economy. In addition, our business and operations may be impacted by any subsequent vote in Scotland to seek independence from the U.K. Risks related to the execution of Brexit that we may encounter include:

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

The coronavirus and the measures taken or to be implemented by the Argentine and Mexican governments in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations.

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures have been undertaken by the Argentine and Mexican governments and other governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sports events, restrictions to cultural sites and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this annual report, has affected almost every country around the world, including Argentina and Mexico. To date, the outbreak of the novel coronavirus has caused significant social and market disruption, including in the oil and gas market. The long-term effects to the global economy and the Company of epidemics and other public health crises, such as the on-going novel coronavirus, are difficult to assess or predict, and may include risks to employee health and safety, and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. In addition, an actual or expected economic slowdown may adversely affect the demand and prices of our oil and gas products. We may also be affected by the need to implement policies limiting the efficiency and effectiveness of our operations, including the suspension of our field operations in the concessions we operate or work from home policies for personnel not involved in direct field operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

On March 19, 2020, President Alberto Fernández issued Decree No. 297/2020, establishing a period of preventive and mandatory social isolation, or quarantine as a public health measure aimed at addressing the effects of the COVID-19 pandemic. The aforementioned decree imposed a nation-wide mandatory lockdown, initially until March 31, 2020, whereby only exceptional and essential activities and internal travel are allowed; deployment of security forces for the enforcement of lockdown. The mandatory lockdown ordered by Decree No. 297/2020, was effective between March 20 and March 31, 2020, inclusive, that was subsequently extended on several occasions until November 9, 2020, the date on which the measure of “social, preventive and obligatory distancing” took effect in most of the country, although certain urban agglomerates, departments and parties in some provinces were maintained under the preventive and mandatory social isolation, in both cases until November 29, 2020. The social distancing period was accompanied by a series of relaxations to the originally imposed limitations, such as the circulation without the need of an enabling certificate between the areas subject to the social, preventive and obligatory distancing, the performance of economic, industrial, commercial or service activities, which have an operating protocol approved by the health authorities, and artistic and sporting activities under certain circumstances. As of the date of this annual report, different regions of Argentina have switched between the quarantine and social distancing periods, depending on the epidemiological situation of each area. In addition, as a consequence of the worsening of the epidemiological situation in Argentina, as well as the large increase in the number of daily COVID-19 cases, the Argentine Executive Branch continues to tighten the measures required to tackle the rising in coronavirus cases. As of the date of this annual report, the Argentine government has re-established certain restrictions due to a new COVID-19 outbreak.

In light of the aforementioned measures, during 2020 most of the Argentine companies were forced to suspend their business operations during this period, stressing their financial condition in the short and medium term, not only due to a drop in their revenues but also by reason of the increased risk that their own debtors should default on their assumed payment obligations.

Simultaneously, the Argentine government announced and implemented several stimulus measures to limit the effects of the COVID-19 pandemic on the economy, which include, but is not limited to, the following:

•	a one-time AR$3,100 cash payment to recipients of the universal child allowance;

•

a one-time AR$3,000 cash payment to retirees receiving minimum benefits (currently AR$15,892) and those that receive above the minimum but less than Argentine pesos 18,892, which covered approximately 4.6 million retirees;

•	a one-time AR$3,000 cash payment to recipients of social plans, which targeted approximately 556,000 persons;

•	a one-time AR$10,000 cash payment which was be granted to approximately 8,857,063 unemployed persons and persons employed informally, among other socially vulnerable persons;

•	the creation of an unemployment insurance comprised of monthly payments ranging between AR$6,000 and AR$10,000 to be granted to unemployed persons;

•	a capital spending program on infrastructure, education and tourism for approximately AR$100 billion;

•

an exemption to companies in vulnerable industries from payments relating to employers’ pension contributions, an increase in unemployment insurance and payment by the federal government of a portion of wages for affected companies with a payroll of less than 100 employees; and

•	subsidized loans to small- and medium-sized companies (PYMES) via the financial system of approximately AR$30 billion for working capital;

•	subsidized loans to companies affected by the COVID-19 pandemic and the measures adopted by the Argentine government to address the pandemic.

Other measures adopted by the Argentine government to mitigate the effects of the COVID-19 pandemic in the economy include, but are not limited to, the following:

•

the prohibition of the disconnection of electric energy, natural gas, running water, fixed telephony, mobile telephony, internet and cable television services due to non-payment of less than three invoices commencing on March 1, 2020 until December 31, 2020, which applies to certain vulnerable users;

•

the suspension of certain penalties and disqualifications applicable to checking accounts with insufficient funds until December 31, 2020, and the authorization for banks to grant loans to companies with outstanding debts with ANSES and AFIP;

•	the price freezes as of March 6, 2020, for certain essential goods such as food, personal care, medicines and medical products until May 15, 2021;

•	the imposition of maximum prices on goods and services acquired by the federal government to address the emergency;

•	the suspension of rent increases, extension of lease contract expiration dates and suspension of evictions due to non-payment of leases until March 31, 2021;

•	the freezing of mortgage payments and certain UVA-indexed loans (purchasing value unit);

•

the adoption of a program to increase productivity (Programa de Recuperación Productiva, or “REPRO”) by which the federal government funds a portion of the monthly wages of private sector employees working for companies affected by the pandemic and whose revenues have declined;

•

the requirement that employers pay double severance pay for dismissal without fair cause. On January 22, 2021, the Argentine government extended the public emergency in occupational matters until December 31, 2021, therefore prohibiting the dismissal of workers without fair cause, as well as dismissals and suspensions due to a lack or reduction in activity and force majeure, and imposing double compensation for unjustified employment dismissals (for a maximum amount of AR$500,000) until such date;

•	the reduction of pension and tax charges to health service providers aimed at strengthening the health sector and ensuring medical assistance;

•	the shortening of the term applicable to export reimbursements for industrial sector companies;

•	requirement that exports of medical inputs and equipment necessary to overcome the pandemic obtain prior governmental authorization;

•	one-time AR$5,000 payment to public sector employees in the health, security and national defense areas;

•	elimination of import taxes applicable to certain essential goods such as alcohol, laboratory or pharmaceutical items, medical gloves, disinfectants and other health-related equipment and inputs;

•	suspension until May 31, 2021 of tax foreclosures by AFIP for PYMES;

•	assistance by the national government to the provinces in an aggregate amount of AR$120 billion.

•

the adoption of a debt regularization regime was established which will allow self-employed persons, single-taxpayers and companies to access a payment plan for tax and social security debts accumulated until July 31, 2020, and at the same time it provided for rewards for taxpayers who comply with the law

On the other hand, in the context of the crisis caused by the COVID-19 pandemic, several bills were submitted to amend Law No. 24,522 (as amended and supplemented, the “Argentine Bankruptcy Law “) in order to mitigate the decrease in the companies’ income, their equity vulnerability, breach of contracts and possible speculative actions and the impact that the COVID-19 pandemic had on companies’ solvency. As of the date of this annual report, a bill has been submitted to the Argentine Congress seeking to suspend until June 30, 2021, the procedural deadlines in all proceedings governed by the Argentine Bankruptcy Law, and in the case of new lawsuits initiated as from the effective date of the law, the term will be 180 days and the judge may, at the request of the debtor, under the conditions established by such law.

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

We cannot predict or estimate the ultimate negative impact that the COVID-19 pandemic will have in our results of operations and financial condition, since it remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and measures taken in order to contain the virus or mitigate the economic impact by the Argentine or Mexican governments.

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

We adopted our Long Term Incentive Plan in April 2018 for purposes of attracting and retaining talented people as officers, directors, employees and consultants which are key to us, incentivizing their performance and aligning their interests with ours. Under the Long Term Incentive Plan, our Board of Directors is authorized to grant restricted series A shares (“Restricted Stock”) and options to purchase our series A shares (“Stock Options”) to our officers, directors, employees and consultants. We reserved 8,750,000 series A shares issued on December 18, 2017 for the implementation of the Long Term Incentive Plan. As of December 31, 2020, 1,035,714 series A shares have been vested and are outstanding in connection with the Long-Term Incentive Plan. As of the day of this annual report, 1,062,881 series A shares have been vested and are outstanding in connection with the Long-Term Incentive Plan. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Additionally, the vesting of series A shares reserved for the Long Term Incentive Plan may cause immediate dilution to our existing shareholders and may also have a dilutive effect in our earnings per share. If all 7,687,119 series A shares currently reserved for the Long Term Incentive Plan became outstanding, our issued and outstanding share capital would increase approximately 9% based on 87,878,453 series A shares outstanding as of the date of this annual report.

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

If all outstanding warrants were exercised, our issued and outstanding share capital would increase by 33,226,667 series A shares, or approximately 38% based on 87,878,453 series A shares outstanding as of the date of this annual report. This would result in an immediate dilution to our shareholders and ADSs holders. Exercise of the outstanding warrants may also put demand pressure on the price of our series A shares and the ADSs.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to achieve and maintain effective internal controls over financial reporting, implement required new or improved controls, or difficulties encountered in their implementation could result in our failure to meet our reporting obligations, which in turn could have a material adverse effect on our business and our common shares or the ADSs. In addition, any testing by us or any subsequent testing by our independent registered public accounting firm conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements. Confidence in the reliability of our consolidated financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our common shares or the ADSs.

Pursuant to Section 404 of the Sarbanes Oxley Act of 2002, beginning with this annual report on Form 20-F for the year ended December 31, 2020, we are required to include a report of our management on our internal controls over financial reporting in our annual reports on Form 20-F that contains management’s assessment of the effectiveness of our internal control over financial reporting. We are required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these internal controls over financial reporting on an annual basis. We can provide no assurance that from time to time we will not identify concerns that could require remediation. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in the completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 which may have an adverse effect on us.

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

Our principal executive offices are located at Calle Volcán No. 150, Floor 5, Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo, Mexico City, Zip Code 11000, Mexico. Our telephone number at this location is +52 (55) 4166-9000. Our website is http://www.vistaoilandgas.com. Information contained on, or accessible through, this website is not incorporated by reference in, and will not be considered part of, this annual report. The Securities and Exchange Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission.

Significant Events of 2020

COVID-19 Pandemic

The year 2020 was deeply impacted by the COVID-19 pandemic and the economic downturn generated by the lock-down measures that followed. Vista’s response has been firm and decisive, especially regarding the health and safety of our employees, as well as the communities where we operate. Employees not directly involved in field operations were working from home from late March to year-end. Medical support is available 24/7 fully committed to COVID-19 prevention, oversight and training.

To ensure the continuity of our operations, we implemented a Business Continuity Plan (BCP) based on keeping minimum crew shifts operating as fully independent cells. Our cell strategy assembles people in small teams working in the field with minimal or no interaction with other cells. We coordinate weekly emergency drills to prepare employees and contractors to better manage symptoms compatible with COVID-19. Entrance controls, temperature tests, medical surveys are performed for employees and third-party contractors before they arrive at their shift to rule out any COVID-19 compatible symptoms cases. During the third quarter of 2020, we adopted a new protocol to restart drilling, completion and pulling operations.

In response to the pandemic, Vista has made several contributions to the communities where we operate. We donated critical medical equipment (four ventilators and three monitors) to Neuquén Province healthcare system. We also donated 20 intensive-care beds and other medical equipment to Catriel’s public hospital, and offered a Company premise in Catriel to be used as a quarantine or isolation area. In Buenos Aires, we donated $135,000 to the #SeamosUno initiative, an action led by several NGOs with private support that delivered over 1 million boxes of food and personal hygiene products to the poor suburbs in Buenos Aires. We also donated over $10,000 to the NGO Banco de Alimentos in Neuquén and Rio Negro, resulting in 46,000 meals.

The COVID-19 pandemic significantly affected international and local oil demand: global prices plummeted and a complex scenario to evacuate production ensued, impacting oil companies’ revenue streams and financial strength.

Our response to COVID-19 involved the financial, operational and contractual areas, contributing to Vista’s resilience in a tough environment of declining oil price and demand. Complementing our BCP, we adopted a business strategy focused on cash preservation and strategic value protection. Our cash preservation plan included a decrease of about 30% in 2020 capital expenditure as compared to the original budget, as well as a review of more than 20 oilfield operations contracts and a thorough review of G&A expenses according to a lean mindset. We have also adopted certain measures regarding our financial positions. For more information, see “Item 5B—Liquidity and Capital Resources—Indebtedness”.

Regarding our strategic value preservation plan, we quickly found solutions to the complex commercial context of 2020: we were first movers in Argentina in securing floating storage to avoid oil sales at low prices in the second quarter of 2020; we shut-in our Vaca Muerta wells for two months, as shale reservoirs provide a highly efficient short-term storage solution; and increased exports to approximately 2.8 million barrels of oil among the recovery of the international oil demand, becoming Argentina’s top exporter of light oil in 2020.

The review of the aforementioned contracts led to leaner company with a re-based operating cost structure. Moreover, in Vaca Muerta we worked on a re-design of our wells and upgraded our type curve to EUR 1.52 MMboe in view of the results of our existing pads. These achievements led to an estimated development cost of approximately US$8/boe for new wells, down by about 30% with respect to the previous well design, and a Company that is more resilient to a lower oil price environment. On this basis, during the third quarter of 2020 we restarted our growth plan through drilling and completion activity in Bajada del Palo Oeste.

In addition, as of December 31, 2020, Vista performed an impairment test that resulted in a US$14.4 million impairment loss, mainly driven by prices of crude oil, natural gas and NGL and an increase in the discount rate.

Vaca Muerta Development

During the third quarter of 2020 we restarted drilling and completion activities in Bajada del Palo Oeste. This led to the tie-in of two 4-well pads (pads #4 and #5) before year-end, driving our production from Vaca Muerta to 14.6 Mboe/d for the fourth quarter of 2020 and our total production for the fourth quarter of 2020 to 30.6 Mboe/d (2.1% above Q4 2019 production). We landed four of these wells in La Cocina landing zone and two wells in the Orgánico landing zone.

Additionally, two wells from pad #4 were landed in the Lower Carbonate. Wells MDM-2025h and MDM-2027h were the first 2 wells of the Company in the Lower Carbonate landing zone of Vaca Muerta, consisting of 2,186 meters of lateral length with 26 completion stages, and 2,551 meters of lateral length with 31 completion stages, respectively. The Lower Carbonate is the third Vaca Muerta landing zone drilled by Vista in Bajada del Palo Oeste, as the previous 12 wells, in pads #1 to #3, had been landed in La Cocina and Orgánico. The results of these two wells confirm the potential of the Lower Carbonate landing zone of Vaca Muerta in Bajada del Palo Oeste as an economical shale oil play. The petrophysical analysis in Bajada del Palo Oeste shows that the Lower Carbonate has an average total organic content of 5.2%, an average total porosity of 12.7% and an average water saturation of 26%, which are similar characteristics to those of the Orgánico landing zone. According to our geological model, this could add up to 150 new wells to our existing drilling inventory of 400 wells in Bajada del Palo Oeste, for a total of up to 550 wells.

During the drilling and completion activities, we managed to improve our drilling efficiency by increasing our drilling speed by 108% to an average 993 feet per day in pad #6 (tied-in in 2021), from an average of 477 feet per day with respect to our first pad. Additionally, in pad #6 we improved the drilling cost per lateral foot to 472 $/foot, a 37% improvement compared to 753 $/foot in the first pad. Furthermore, we also improved our completion cost by reducing our average cost per frac stages by 45% to US$120 thousands from US$220 thousands with respect to our first pad. As a result, the average drilling and completion cost per well (normalized to a lateral length of 2,800 meters and 47 frac stages) decreased from US$17.4 million in pad #1 to US$9.9 million in pad #6, resulting in savings of 43%. The performance and cost improvements were driven by the operating performance of our One Team, an improved well design with 2,800-meter laterals and 47 completion stages, and the cost reductions obtained through contract renegotiations entered into during 2020 with key suppliers. The new well design and the production performance of our wells currently in production enabled us to update our type curve to 1.52 MMboe for a well of 2,800 meter lateral length and 47 completion stages, which, combined with the drilling and completion savings, allowed us to reduce our expected development cost to approximately 8 $/boe. Therefore, we turned Vista into a company that is even more resilient to low oil price environments.

Recent Developments

Tie in of pads #6 and #7

In January 2021, we completed and tied-in our 4-well pad #6 in Bajada del Palo Oeste. We completed this pad with a total of 223 stages, resulting in a cost per stage of US$120 thousand, compared to US$220 thousand in our pad #1. The total normalized (to a 2,800-meter and 47 frac stages well) cost per well in pad #6 totaled US$9.9 million, resulting in savings of 43% compared to US$17.4 million in pad #1.

In March 2021, we completed and tied-in our 4-well pad #7 in Bajada del Palo Oeste, landing two wells in Organico and two wells in La Cocina. We completed this pad with a total of 181 stages, resulting in a cost per stage of US$111 thousand, compared to US$220 thousand in our pad #1. The total normalized (to a 2,800-meter and 47 frac stages well) cost per well in pad #7 totaled US$9.5 million, resulting in savings of 45% compared to US$17.4 million in pad #1.

Sur Rio Deseado Este (SRDE) concession

The 25-year term of the Sur Río Deseado Este concession expired on March 21, 2021, and Vista Argentina decided not to join the 10-year extension request filed by Alianza Petrolera to the enforcement authority, in its capacity as co-owner and operator of the concession. As of the date of this annual report, Vista Argentina expects that the enforcement authority will confirm that from March 21, 2021 onwards all of the rights, obligations, and responsibilities related to the Sur Río Deseado Este concession solely and exclusively correspond to Alianza Petrolera Argentina S.A., keeping Vista Argentina, and the other joint concessionaires, still liable for any of its obligations arising from a cause prior to March 21, 2021.

BUSINESS OVERVIEW

We are an independent Latin American oil and gas company operating since April 4, 2018. Our main assets are located in Vaca Muerta, the largest shale oil and gas play under development outside North America, were we own approximately 134,000 acres. We also own conventional producing assets in Argentina and Mexico. Most of our production and revenues, our ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including our currently producing Vaca Muerta wells.

We seek to generate strong returns for our shareholders based on the following key value drivers.

Solid returns in Vaca Muerta. Our growth plan is based on developing our approximately 550 well inventory in Bajada del Palo Oeste, our flagship development in Vaca Muerta, with the highest efficiency and safety standards. As of December 31, 2020, we had tied-in five 4-well pads in Bajada del Palo Oeste, boosting our shale production to 16.8 Mboe/d in that month.

We achieved solid operating metrics in our drilling and completion activities. Our drilling speed in pad #6 was 993 feet per day, a 108% improvement with respect to pad #1. Additionally, we improved our completion cost by 45% to 120 thousand per stage in pad #6 from US$220 thousand per stage in pad #1. As a result, the drilling and completion cost per well decreased to US$9.9 million per well in pad #6 from US$17.4 million per well in pad #1, in both cases normalized to a 2,800-meter lateral length and 47 completion stages well.

We believe the productivity of our new wells demonstrates the quality of our Vaca Muerta acreage. As of December 31, 2020, the Vista average well (representing the average of our pads #1 to #4) was performing 25% above our type curve after 128 days of production. This productivity performance, added to our performance in terms of drilling and completion cost, and a new well design based on 2,800-meter lateral length and 47 completion stages, enable us to reduce our expected development cost to US$8 /boe, from US$12/boe with our previous well design.

Operational cluster with synergies. Our conventional assets are in the same operational cluster as our Bajada del Palo Oeste assets, generating operating synergies related to utilization of operating crews and contracts. Finally, this cluster currently has enough treatment capacity to process up to 40 Mbbl/d of crude oil.

A high-performing team. We have a flat and agile team, led by a management team with significant experience in oil and gas operations. Our operating team is composed by oil and gas professionals with significant experience in Vaca Muerta, and we believe that their technical knowledge of the play is key to our performance.

As of the date of this annual report, our portfolio of assets includes working interests in 15 hydrocarbons concessions, 12 of which are located in Argentina and 3 in Mexico. We operate eleven of those concessions, which represent 98% of our net production. In Argentina, we hold approximately 520,000 net acres, of which we operate 99%.

As of December 31, 2020, our total proved reserves were 128.1 MMboe, 70% of which are located in shale reservoirs, 78% of which consist of oil and approximately 100% of which are located in Argentina.

The following map illustrates the location of our concessions in Argentina, except for the non-operated concession, Acambuco, as of the date of this annual report:

(1)	Includes information from Acambuco concession, not shown on this map

Our Operations

During the fourth quarter of 2020, we were the third largest shale oil producer of Argentina with 20 wells on production, according to the Argentine Secretariat of Energy. Our average daily production was 26,594 boe/d in the year ended December 31, 2020. As of the date of this annual report, our portfolio of assets includes working interests in 15 hydrocarbons concessions, 12 of which are located in Argentina and 3 in Mexico. We operate eleven of those concessions, which represent 98% of our net production. In Argentina, we hold approximately 520,000 net acres, of which we operate 99%. As of December 31, 2020, our total proved reserves were 128.1 MMboe, 70% of which are located in shale reservoirs, of which 78% consist of oil and 100% of which are located in Argentina.

The following table presents information on our concessions, estimated reserves and production for the periods indicated:

Block	Gross acres	Net acres	Interest	Operator	Net proved reserves as of Dec. 31, 2020 (MMboe)	Average net production for the year ended Dec. 31, 2020 (Mboe/d)	Concession Expiration
Neuquina basin
Bajada del Palo Oeste	62,641	62,641	100%	Vista	98.9	12.1	2053
Entre Lomas Río Negro	83,349	83,349	100%	Vista	9.6	4.7	2026
JDM	48,359	48,359	100%	Vista	4.7	3.4	2025
25 de Mayo-Medanito	32,247	32,247	100%	Vista	5.5	2.7	2026
Entre Lomas Neuquén	99,665	99,665	100%	Vista	2.8	1.3	2026
Bajada del Palo Este	48,853	48,853	100%	Vista	2.2	1.0	2053
Coirón Amargo Norte	26,598	22,508	84.6%	Vista	1.0	0.3	2037
Jarilla Quemada(1)	47,617	47,617	100%	Vista	1.2	0.5	2040
Coirón Amargo Sur Oeste	16,440	1,644	10%	Shell	1.5	0.1	2053
Águila Mora	23,475	21,128	90%	Vista	—	0.0	2054
Charco del Palenque(1)	47,963	47,963	100%	Vista	—	—	2034
Golfo San Jorge basin
Sur Río Deseado Este(2)	75,604	12,807	16.9%	Alianza Petrolera	—	—	2021
Noroeste basin
Acambuco	293,747	4,406	1.5%	Pan American Energy	0.4	0.2	2036/2040
Mexico
CS-01	23,517	11,758	50%	Vista	0.2	0.1	2047
A-10	85,829	42,915	50%	Jaguar	0.1	0.2	2047
TM-01	17,889	8,944	50%	Jaguar	—	0.0	2047

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).

(2)

The 25-year term of the SRDE exploitation concession expired on March 21, 2021, and Vista decided not to request the 10-year extension filed by Alianza Petrolera to the enforcement authority, in its capacity as co-owner and operator of the concession. As of the date of this annual report, Vista is expecting the enforcement authority to issue an administrative act which confirms that from March 21, 2021 onwards all the rights, obligations, and responsibilities related to the SRDE exploitation concession solely and exclusively correspond to Alianza Petrolera Argentina SA, keeping Vista, and the other joint concessionaires any responsibility or obligation that may arise from a cause originated prior to March 21, 2021.

Main Operating Subsidiaries

Vista Argentina

Vista Argentina (formerly PELSA, our predecessor company) is an Argentine company with offices in Buenos Aires and Neuquén and a field office with technical staff located on the Entre Lomas concession dedicated to the E&P of hydrocarbons and the commercialization of oil, natural gas and NGL. In the Neuquina basin, it currently operates and holds a (i) 100.00% interest in the following exploitation concessions: Entre Lomas Neuquén, Entre Lomas Río Negro, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, 25 de Mayo-Medanito and JDM, (ii) 84.62% operated interest in the exploitation concession Coirón Amargo Norte located in the Province of Neuquén, (iii) 1.50% non-operating interest in the exploitation concession Acambuco, located in the Province of Salta, operated by Pan American Energy LLC (Argentine Branch), (iv) 90% operated interest in the unconventional exploitation concession Águila Mora located in the Province of Neuquén, and (v) 10% non-operating interest in the Coirón Amargo Sur Oeste unconventional exploitation concession (operated by Shell). As of December 31, 2020, Vista Argentina had 286 direct employees and approximately 2,240 outsourced staff available to provide services in our operations, of which approximately 420 are required for Vista Argentina’s daily operations.

On July 2, 2019, we completed a corporate reorganization process whereby APCO Oil & Gas S.A.U. and APCO Argentina were merged by absorption without liquidation into Vista Argentina as part of a tax-free reorganization pursuant to Argentine Income Tax Law. The Argentine Reorganization came into effect on January 1, 2019 and since that date APCO Oil & Gas S.A.U. and APCO Argentina have effectively been operating as a consolidated entity under Vista Argentina.

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

Vista Holding II

Vista Holding II is a Mexican company with administrative offices in Mexico City incorporated for purposes of the exploration and extraction of hydrocarbons in Mexico, as well as to participate as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. It is the holder of 50% working interests in the CS-01, TM-01 and A-10 license contracts. As of December 31, 2020, Vista Holding II had 1 employee.

Aleph Midstream

Aleph Midstream is a company that started operating in August 2019 and became the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina basin, spearheading a new paradigm for the development of the Vaca Muerta shale play built on the concept of long-term partnerships with upstream-focused producers. As of December 31, 2020, Aleph Midstream had 81 direct employees

On March 31, 2020, Vista completed the acquisition from affiliates of Riverstone, Southern Cross Group and certain individual co-sponsors (the “Financial Sponsors”) of all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph Midstream, at an aggregate purchase price of US$37.5 million (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors). As a result of such transactions, Aleph Midstream is a wholly owned subsidiary of Vista.

Aluvional Logística S.A.

Aluvional Logística S.A. is a company organized and existing under the laws of Argentina dedicated to the extraction of sand, stone, pebbles, granitic and/or calcareous materials and other natural resources that are used for the hydraulic stimulation of unconventional oil and gas exploitation in the provinces of Neuquén, Río Negro, Mendoza and La Pampa. As of the date of this annual report, Aluvional Logística S.A. holds 10-year term concessions of 15 quarries of siliceous sand, all of them located in the Province of Río Negro.

Argentina

Overview

During the years ended December 31, 2019 and 2020 our production was concentrated in the Neuquina basin in the following assets: Entre Lomas Neuquén, Entre Lomas Río Negro, Bajada del Palo Oeste, JDM, 25 de Mayo-Medanito, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada and Coirón Amargo Norte. We also have some assets in the Noroeste basin which, together with the Neuquina basin assets, amount to approximately 520,000 net acres. As of December 31, 2020, we owned 1,008 productive wells and over 200 injector wells in Argentina.

We have approximately 134,000 net acres located in the Vaca Muerta shale oil formation in Bajada del Palo Oeste, Bajada del Palo Este, Águila Mora and Coirón Amargo Sur Oeste. We operate three of these concessions, representing 99% of our shale net acreage. In addition, the Bajada del Palo Oeste concession, where we tied-in all of our new 20 operated shale oil wells targeting the Vaca Muerta formation (as of December 31, 2020), and which took our shale production from zero to more than 20.2 Mboe/d by the end of December 2020, boosted by strong individual well performance, is adjacent to our existing transportation and treatment facilities, which have sufficient spare capacity to process and deliver our initial shale production to the market, thus supporting our production ramp-up and cash flow generation targets. Given that most of our operated shale acreage is clustered together, we will be able to take advantage of the synergies generated by shared surface facilities, drilling rigs, completion service contracts and operations and maintenance service contracts to lower the development and operating costs of our shale production.

We have a significant inventory of up to approximately 550 drilling locations targeting the Vaca Muerta shale oil formation within our core development acreage, which provide us with approximately 25 years of drilling inventory. Our drilling inventory is currently located in the Bajada del Palo Oeste block and provides attractive production growth and high return opportunities. We intend to expand our drilling inventory by testing additional landing zones, such as the Upper and Mid and further delineating our acreage in the Bajada del Palo Este and Águila Mora blocks.

As of December 31, 2020, our total proved reserves in Argentina were 127.9 MMboe, of which 78% consisted of oil reserves. Our average daily production for the year ended December 31, 2020 was 26,269 boe/d, of which 69% was crude oil, 29% natural gas and the remaining 2% was NGL. We have reduced our average operating cost from US$10.8 per boe during the year ended December 31, 2019 (information corresponding to all assets acquired in the Initial Business Combination) to US$9.0 per boe for the year ended December 31, 2020 by rebasing our cost structure, and by absorbing shale production growth with the existing cost base.

Crude Oil Production and Natural Gas Production in Argentina

We operate most of our blocks. Almost 100% of oil production is Medanito light crude oil, which has a gravity higher than 30º API density.

Block	Average net oil production for the year ended December 31, 2020 (Mbbl/d)(2)	Average net gas production for the year ended December 31, 2020 (MMcf/ d)(2)	Average net NGL production for the year ended December 31, 2020 (Mbbl/d)(2)
Neuquina basin
Bajada del Palo Oeste	8.3	0.59	—
Entre Lomas Río Negro	2.6	0.23	0.4
JDM	2.6	0.13	—
25 de Mayo-Medanito	2.6	0.02	—
Entre Lomas Neuquén	1.0	0.04	0.1
Bajada del Palo Este	0.4	0.08	0.0
Coirón Amargo Norte	0.3	0.01	—
Jarilla Quemada(1)	0.2	0.04	0.0
Coirón Amargo Sur Oeste	0.1	0.00	—
Águila Mora	0.0	.	—
Charco del Palenque(1)	—	—	—
Golfo San Jorge basin
Sur Río Deseado Este	.	—	—
Noroeste basin
Acambuco	0.0	0.02	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)

Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline.

Block	Average net oil production for the year ended December 31, 2019 (Mbbl/d)(2)	Average net gas production for the year ended December 31, 2019 (MMcf/d)(2)	Average net NGL production for the year ended December 31, 2019 (Mbbl/d)(2)
Neuquina basin
Bajada del Palo Oeste	5.5	24.1	—
Entre Lomas Río Negro	3.3	2.2	—
JDM	3.3	5.9	—
25 de Mayo-Medanito	3.3	1.1	—
Entre Lomas Neuquén	1.3	0.9	0.6
Bajada del Palo Este	0.6	4.2	0.1
Coirón Amargo Norte	0.2	0.2	—
Jarilla Quemada(1)	0.3	1.9	0.0
Coirón Amargo Sur Oeste	0.2	0.1	—
Águila Mora	0.0	0.0	—
Charco del Palenque(1)	—	—	—
Golfo San Jorge basin
Sur Río Deseado Este	—	—	—
Noroeste basin
Acambuco	0.0	0.9	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
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

Block	Average net oil production for the nine-month period ended December 31, 2018 (Mbbl/d)(3)	Average net gas production for the nine-month period ended December 31, 2018 (MMcf/d)(3)	Average net NGL production for the nine-month period ended December 31, 2018 (Mbbl/d)(3)
Neuquina basin
Bajada del Palo Oeste(1)	1.2	20.1	0.1
Entre Lomas Río Negro	3.8	12.9	0.6
JDM	3.1	5.8	0
25 de Mayo-Medanito	3.7	1.8	0
Entre Lomas Neuquén	1.2	1.8	0.1
Bajada del Palo Este(1)	0.6	4.4	0.0
Coirón Amargo Norte	0.3	0.2	0
Jarilla Quemada(2)	0.4	2.6	0.0
Coirón Amargo Sur Oeste	0.2	0.1	0
Águila Mora	0	.	0
Charco del Palenque(2)	—	—	—
Golfo San Jorge basin
Sur Río Deseado Este	0	0	0
Noroeste basin
Acambuco	0.0	1.1	0

(1)

Based on the proved developed reserves for Bajada del Palo Oeste and Bajada del Palo Este concessions to the working interest of Vista as of December 31, 2018 (which constituted a single block prior to December 21, 2018), we estimate that from Bajada del Palo’s total production during the nine-month period ended December 31, 2018, 66% of total oil volumes, and 82% of total natural gas volumes correspond to the Bajada del Palo Oeste concession.

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

Block	Average net oil production for the three-month period ended March 31, 2018 (Mbbl/d)	Average net gas production for the three-month period ended March 31, 2018 (MMcf/d)	Average net NGL production for the three-month period ended March 31, 2018 (Mbbl/d)
Neuquina basin
Bajada del Palo Oeste	1.3	20.0	0.1
Entre Lomas Río Negro	4.0	11.0	0.6
JDM	3.0	6.1	0
25 de Mayo-Medanito	3.6	2.2	0
Entre Lomas Neuquén	1.2	1.7	0.1
Bajada del Palo Este	0.7	4.4	0.0
Coirón Amargo Norte	0.3	0.4	0
Jarilla Quemada(1)	0.5	3.1	0.0
Coirón Amargo Sur Oeste	0.1	0.1	0
Águila Mora	0	0	0
Charco del Palenque(1)	—	—	—
Golfo San Jorge basin
Sur Río Deseado Este	0	0	0
Noroeste basin
Acambuco	0.0	1.2	0

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque productions).

Concessions

We have participation interests in the following oil and gas concessions in Argentina:

Neuquina basin: (a) a 100% operating interest in the exploitation concessions 25 de Mayo-Medanito and Jagüel de los Machos, Entre Lomas Neuquén and Entre Lomas Río Negro, which we refer to collectively as “Entre Lomas,” Bajada del Palo Oeste, Bajada del Palo Este, and Jarilla Quemada and Charco del Palenque, which we refer to collectively as “Agua Amarga” (in all cases, as operator); (b) a 84.62% operating interest in the exploitation concession Coirón Amargo Norte (as operator); (c) a 90% operating working interest in the unconventional exploration concession Águila Mora and (d) a 10% non-operating interest in the CASO block (operated by Shell); and

Noroeste basin: a 1.5% non-operating interest in the exploitation concessions Acambuco (operated by Pan American Energy).

The map below shows the location of our shale blocks in Argentina in which we have working interests as of December 31, 2020:

Neuquina Basin Shale Concessions

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

Entre Lomas Neuquén and Entre Lomas Río Negro (“Entre Lomas”)

We are the operator and holder of a 100% interest in the exploitation concessions Entre Lomas Neuquén and Entre Lomas Río Negro, which we refer to collectively as “Entre Lomas,” in the Neuquina basin located in the provinces of Neuquén and Río Negro, respectively. The Entre Lomas concessions are located about 950 miles southwest of the city of Buenos Aires on the eastern slopes of the Andes Mountains. They straddle the provinces of Río Negro and Neuquén approximately 60 miles north of the city of Neuquén. The Entre Lomas Neuquén concession covers a surface area of approximately 99,665 gross acres and the Entre Lomas Río Negro concession covers an area of 83,349 gross acres, both of which produce oil and gas from several formations. The Entre Lomas Neuquén and Entre Lomas Río Negro blocks have proved reserves of 2.8 MMboe and 9.6 MMboe, respectively, as of December 31, 2020 and production of 1.3 Mboe/d (76% oil) and 4.7 Mboe/d (57% oil), respectively, in the year ended December 31, 2020. The Entre Lomas Neuquén and Entre Lomas Río Negro concessions expire in 2026.

As of December 31, 2020, the Company had committed to drill 8 development and 1 step-out wells to the Province of Rio Negro, for an estimated cost of US$19.8 million, make capital investments in 15 well workovers and abandon 3 wells for an estimated cost of US$7.6 million in our concessions, through 2023.

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

Bajada del Palo Oeste

We are the operator and holder of 100% of the unconventional exploitation concession granted for the Bajada del Palo Oeste block in the Neuquina basin located in the Province of Neuquén. This block has proved reserves of 88.8 MMboe of shale reserves and 10.1 MMboe of conventional reserves as of December 31, 2020 and production of 12.1 Mboe/d (69% oil) for the year ended December 31, 2020. The 35-year term unconventional exploitation concession was granted to us in December 2019 and expires in December 2053. In connection with the granting of such unconventional concession, as of December 31, 2020, Vista has already fulfilled the commitment of drilling 8 horizontal wells for a total investment of US$105.6 and related facilities for US$14.7 million by June 2020.

During 2020, we completed and tied-in 12 new wells (three 4-well pads – pads #3, #4 and #5), reaching a total shale oil well count of 20 wells, which took our Bajada del Palo Oeste shale production to more than 20.0 Mboe/d by the end of the year, and had an average daily production of 8.4 Mboe/d in the year ended December 31, 2020. In addition, we completed and tied-in pads #6 and #7 during the first quarter of 2021. We employ a strict drawdown management policy to preserve frac integrity and stable bottom-hole pressure. In each of pads #3, #5, #6 and #7, two wells were landed in La Cocina while the other two were landed in Organic. In addition, in pad #4 we landed two wells in La Cocina and the other two in Lower Carbonate, a landing zone that we had previously not tested. Results from these two wells confirmed the Lower Carbonate as an economic landing zone in Bajada del Palo Oeste, increasing our well inventory to up to approximately 550 locations.

During the drilling and completion activities, we managed to improve our drilling efficiency by increasing our drilling speed by 108% to an average 993 feet per day in pad #6, from an average of 477 feet per day with respect to our first pad. Additionally, in pad #6 we improved the drilling cost per lateral foot to 472 $/foot, a 37% improvement compared to 753 $/foot in the first pad. Furthermore, we also improved our completion cost by reducing our average cost per frac stages by 45% to US$120 thousands from US$220 thousands with respect to our first pad. As a result, the average drilling and completion cost per well (normalized to a lateral length of 2,800 meters and 47 frac stages) decreased from US$17.4 million in pad #1 to US$9.9 million in pad #6, resulting in savings of 43%. The performance and cost improvements were driven by the operating performance of our One Team, an improved well design of 2,800-meter lateral length and 47 completion stages, and the cost reductions obtained through contract renegotiations entered into during 2020 with key suppliers. The new well design and the production performance of our wells currently in production enabled us to update our type curve to 1.52 MMboe for a well of 2,800 meter lateral length and 47 completion stages, which, combined with the drilling and completion savings, allowed us to reduce our expected development cost to approximately 8 $/boe.

The table below details the drilling and completion design of all our wells that have been tied-in as of the days of this annual report:

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
2013	#1	Organic	2,483	33
2014	#1	La Cocina	2,633	35
2015	#1	Organic	2,558	34
2016	#1	La Cocina	2,483	34
2029	#2	Organic	2,189	37
2030	#2	La Cocina	2,248	38
2032	#2	Organic	2,047	35
2033	#2	La Cocina	1,984	33
2061	#3	La Cocina	2,723	46
2062	#3	Organic	2,624	44
2063	#3	La Cocina	3,025	51
2064	#3	Organic	1,427	36
2025	#4	Lower Carbonate	2,186	26

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
2013	#1	Organic	2,483	33
2014	#1	La Cocina	2,633	35
2015	#1	Organic	2,558	34
2016	#1	La Cocina	2,483	34
2029	#2	Organic	2,189	37
2030	#2	La Cocina	2,248	38
2032	#2	Organic	2,047	35
2033	#2	La Cocina	1,984	33
2061	#3	La Cocina	2,723	46
2062	#3	Organic	2,624	44
2063	#3	La Cocina	3,025	51
2064	#3	Organic	1,427	36
2025	#4	Lower Carbonate	2,186	26
2026	#4	La Cocina	2,177	44
2027	#4	Lower Carbonate	2,551	31
2028	#4	La Cocina	2,554	51
2501	#5	La Cocina	2,538	52
2502	#5	Organic	2,436	50
2503	#5	La Cocina	2,468	50
2504	#5	Organic	2,332	44
2391	#6	La Cocina	2,715	56
2392	#6	Organic	2,804	54
2393	#6	La Cocina	2,732	56
2394	#6	Organic	2,739	57
2261	#7	La Cocina	2,710	46
2262	#7	Organic	2,581	45
2263	#7	La Cocina	2,609	45
2264	#7	Organic	2,604	46

The estimated type curve for Bajada del Palo Oeste is based on real production data from our wells in Bajada del Palo Oeste and data gathered from public sources of horizontal wells in La Amarga Chica, Bandurria Sur, Loma Campana, Sierras Blancas and Cruz de Lorena concessions, corroborated by numerical simulation. Each well was declined following common industry methods, to arrive to individual estimates on ultimate recovery. Subsequently, P10-P50-P90 type wells were estimated based on the distribution of ultimate recoveries. To check consistency, we applied a numerical simulation workflow. Effective porosity and water saturation were estimated by petrophysical interpretation of open hole logs from pilot and legacy wells in Bajada del Palo Oeste. Vertical heterogeneity of the rock has an effect on hydraulic fracture growth, so a detailed interpretation of borehole image logs coupled with a comprehensive description of available cores in Vaca Muerta formation were used as a heterogeneity input in a hydraulic fracture simulator. This workflow gathers geomechanical properties and vertical heterogeneities of the rock and simulates fracture geometry for a given fracture design. The results are used as input for numerical reservoir simulation, where the fracture geometry is combined with the storage and flow capacity of the rock, and fluid properties of the hydrocarbons. The output of the numerical simulation was then compared with the P50 curve from the real production data distribution for consistency of the results.

The 90-day performance of our first 16 wells compares favorably against the oil lateral Permian wells (between 1,900 and 3,000 meters of lateral length) tied-in between 2016 and 2020 (normalized to 2,800 meters lateral length) and all the oil lateral wells drilled in Vaca Muerta ever as shown in the charts below:

The implementation of the One Team Contracts model, which aligns key contractors and Vista behind the same goals, by sharing performance and compensation metrics, in conjunction with best practices in terms of logistics, enabled us to achieve outstanding completion results when compared to the basin. We believe that this contracting model is one of the key drivers of our results in terms of cost efficiency and new well productivity.

Bajada del Palo Oeste has 62,641 gross acres with exposure to core shale oil Vaca Muerta acreage.

Our current approximately 25 years drilling inventory targeting the Vaca Muerta shale oil formation amounts to up to 550 locations located in this concession. We intend to expand such drilling inventory by testing additional stacked pay zones, such as the Upper and Mid Carbonate, reducing well spacing in this block and further delineating our acreage in the Bajada del Palo Este and Águila Mora concessions.

Bajada del Palo Este

We are the operator and holder of 100% of the exploitation concession granted for the Bajada del Palo Este block in the Neuquina basin located in the Province of Neuquén. This block has proved reserves of 2.2 MMboe as of December 31, 2020 and production of 1.0 Mboe/d (45% oil) for the year ended December 31, 2020. A 35-year term unconventional exploitation concession was granted on December 21, 2019 and expires in December 2053. As per the terms of the concession contract, Vista has committed to drilling 5 horizontal wells totaling an investment of US$51.8 million by December 2021, during the three-year pilot plan period, which as of the date of this annual report had not been disbursed.

On March 2021, Vista requested the Province of Neuquén to authorize the extension of the pilot plan period, for a five-year term in total, according to Section 35 b) of the Argentine Hydrocarbons Law. Such request was mainly motivated on the unforeseen and extraordinary circumstances consequence of the Covid-19 pandemic, since the activity that was to be developed in the Bajada del Palo Este block, within the pilot plan, had to be suspended.

Bajada del Palo Este has 48,853 gross acres with exposure to shale oil Vaca Muerta acreage, which we intend to delineate in order to expand our current shale drilling inventory. In addition, this block has fluvial and aeolian sandstones of the Tordillo formation producing black oil

Jarilla Quemada and Charco del Palenque (“Agua Amarga”)

We are the operator and holder of a 100% interest in the exploitation concessions Jarilla Quemada and Charco del Palenque, which we refer to collectively as “Agua Amarga,” in the Neuquina basin located in the Province of Río Negro. Such concessions cover approximately 47,617 and 47,963 gross acres, respectively. These concessions had proved reserves of 0.0 MMboe and 1.2 MMboe as of December 31, 2020, respectively and joint production of 0.5 Mboe/d (40% oil) for the year ended December 31, 2020. The Charco del Palenque concession expires in October 2034, while the Jarilla Quemada concession expires in August 2040.

The productive unit is the Tordillo formation, which also has secondary recovery projects yet to be tested.

25 de Mayo-Medanito

We are the operator and holder of a 100% interest in the exploitation concession 25 de Mayo-Medanito in the Neuquina basin, located in the Province of Río Negro. The block had proved reserves of 5.5 MMboe as of December 31, 2020 and a production of 2.7 Mboe/d (94% oil) for the year ended December 31, 2020. The concession expires in October 2026.

Productive units are volcaniclastic facies of Choiyoi formation, fluvial sandstones of Tordillo formation and carbonatic and mixed clastic-carbonatic facies of the Quintuco formation. Based on the low current recovery factors, we see significant upside potential for secondary recovery.

Jagüel de los Machos

We are the operator and holder of a 100% interest in the Jagüel de los Machos exploitation concession in the Neuquina basin, located in the Province of Río Negro, which covers approximately 48,359 gross acres. The block had proved reserves of 4.7 MMboe as of December 31, 2020 and a production of 3.4 Mboe/d 75% oil) for the year ended December 31, 2020. The concession expires in September 2025.

The 25 de Mayo-Medanito and JDM concessions have the following capital commitments with the Argentine Secretariat of Energy and Mining of the Province of Río Negro:

•

as of December 31, 2020, we were committed to drill and complete 2 development wells, 1 step-out wells and 1 exploration well for an estimated cost of US$5.6 million, which we expect to deliver by 2023; and

•

in addition, as of December 31, 2020 we were committed to perform 15 well workover and abandon 21 wells for an estimated cost to fulfill this commitment of US$9.4 million, which we expect to deliver by 2023.

Productive units are volcaniclastic facies of Choiyoi formation, fluvial sandstones of the Tordillo formation and carbonatic and mixed clastic-carbonatic facies of the Quintuco formation.

Coirón Amargo Norte

We are the operator and holder of an 84.62% participation interest in the unincorporated joint venture for the exploitation concession for Coirón Amargo Norte in the Neuquina basin located in the Province of Neuquén, which covers approximately 26,598 gross acres. This block has proved reserves of 1.0 MMboe as of December 31, 2020 and a production of 0.3 Mboe/d (88% oil) for the year ended December 31, 2020. The concession expires in 2037. There are no pending capital commitments.

This concession has aeolian sandstones of the Tordillo formation producing black oil. Based on the results of our wells drilled to the Vaca Muerta formation in Bajada del Palo Oeste, we believe there is an opportunity of extending such delineation to Coirón Amargo Norte in the future.

On July 7, 2020, due to the default in payment of required cash contributions by Madalena, and in accordance with the terms of the joint venture agreement, the Company, through its subsidiary Vista Argentina, together with its partner Gas y Petróleo del Neuquén S.A. (“GyP”), excluded Madalena Energy S.R.L. (“Madalena”) from the joint venture agreement, and distributed Madalena’s working interest in the joint venture agreement proportionately between Vista Argentina and GyP. The addendum to the joint venture agreement, reflecting the new working interests, was approved by Decree No. 1,292/2020 of the Executive Branch of the Province of Neuquén dated as of November 6, 2020, with retroactive effect to July 7, 2020. As per the terms of the JOA, Vista reserves all of its rights and remedies against Madalena to enforce the due and unpaid payments. As a consequence, has increased its working interest in the Coirón Amargo Norte concession area, located in the Province of Neuquén, Argentina, from 55.00% to 84.62%. As of the date of this annual report, the Company recognizes in the consolidated financial statements its 100% participation in this joint operation.

Águila Mora

We are the operator and holder of a 90% participation interest in the unincorporated joint venture with G&P (which owns the remaining 10% participation interest) for the unconventional exploitation concession for Águila Mora in the Neuquina basin located in the Province of Neuquén, which covers approximately 23,475 gross acres, which we intend to delineate in order to expand our current shale drilling inventory.

On November 29, 2019, the Governor of the Neuquén Province issued the Decree 2597 pursuant to which GyP was granted an unconventional exploitation concession over the Águila Mora block for a term of 35 years (renewable upon termination and subject to certain conditions for successive 10-year extensions) in replacement of the existing exploration permit over the block.

GyP holds the mining rights over Águila Mora. Vista (i) holds a 90% working interest in a joint venture with GyP for the exploration and exploitation of the hydrocarbons in Águila Mora; and (ii) is the operator of Águila Mora.

The abovementioned unconventional exploitation concession includes the commitment to perform an initial pilot plan of two years, during which Vista must (i) return to production three wells previously drilled and completed by the former operator, (ii) drill two new horizontal wells, and (iii) build surface facilities, for a total investment of approximately US$32,000,000. On March 2021 we requested the Province of Neuquén to authorize the extension of the pilot plan period, for a three-year term in total, taking into account five-year term provided for in Section 35 b) of the Hydrocarbons Law. Such request was mainly motivated on the grounds that for the unforeseen and extraordinary circumstances consequence of the Covid-19 pandemic the activity that was to be developed in the Águila Mora block, within the Pilot Plan, had to be suspended.

In consideration for the concession, and in addition to the aforementioned commitment, Vista paid the Neuquén Province the following amounts: (i) US$700,000 as an infrastructure bonus; and (ii) US$800,000 for corporate and social responsibility.

This block had a production of 0.05 boe/d (100% oil) for the year ended December 31, 2020.

Coirón Amargo Sur Oeste

This block is an unconventional exploitation concession which includes approximately 16,440 gross acres located in the core of the Vaca Muerta shale play located in the Province of Neuquén. We are the holder of a 10% participation interest in an unincorporated joint venture with Shell (operator of the block) and G&P with 80% and 10% participating interest respectively.

This block had proved reserves of 1.5 MMboe as of December, 31 2020 and a production of 0.1 Mboe/d (89% oil) for the year ended December 31, 2020. As of December 31, 2020, the are no pending capital commitments with the Province of Neuquén, as we already fulfilled in 2020 the pending investments consisting of the drilling and completion of 3 horizontal wells.

Sur Río Deseado Este

We held a 16.95% participation interest in the joint venture for the exploitation concession for Sur Río Deseado Este in the Golfo San Jorge basin located in the Province of Santa Cruz, which covers approximately 75,605 gross acres. The operator of this assessment block is Alianza Petrolera. This block has no proved reserves as of December 31, 2020 nor production during the year ended December 31, 2020. There are no pending capital commitments.

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

The 25-year term of the Sur Río Deseado Este concession expired on March 21, 2021, and Vista Argentina decided not to join the 10-year extension request filed by Alianza Petrolera to the enforcement authority, in its capacity as co-owner and operator of the concession. As of the date of this annual report, Vista Argentina expects that the enforcement authority will confirm that from March 21, 2021 onwards all of the rights, obligations, and responsibilities related to the Sur Río Deseado Este concession solely and exclusively correspond to Alianza Petrolera Argentina S.A., keeping Vista Argentina, and the other joint concessionaires, still liable for any of its obligations arising from a cause prior to March 21, 2021.

Acambuco

We hold a 1.5% participation interest in the unincorporated joint venture for the exploitation concession for Acambuco in the Noroeste basin located in the Province of Salta, which covers approximately 293,747 gross acres. The operator of this assessment block is Pan American Energy which holds a 52% interest. The remaining interests are held by three other partners, YPF which holds 45% interest, and a subsidiary of WPX Energy, Northwest Argentina Corporation, which holds the remaining 1.5% interest. This block has proved net reserves of 0.4 MMboe as of December 31, 2020 and a net production of 0.2 Mboe/d (13% oil) for the year ended December 31, 2020. San Pedrito Exploitation lot under the Acambuco concession expires in 2036 and Macueta Exploitation lot, also under the Acambuco concession, expires in 2040. There are no pending capital commitments.

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

As a consequence of this transaction, which was approved by the CNH on October 2, 2018, we hold a 50% working interest in the following blocks:

•	CS-01 (23,517 gross acres) operated by Vista (the transfer of operatorship which was approved by the CNH on August 3, 2020);

•	A-10 (85,829 gross acres) and TM-01 (17,889 gross acres) both operated by Jaguar.

Additionally, on December 1, 2020, Vista reached an agreement with Jaguar and Pantera, for the assignment of 100% of the working interest Vista holds in blocks A- 10 and TM-01, in favor of Pantera and Jaguar, in exchange of 100% of the working interest Jaguar´s holds in block CS-01 in favor of Vista. Consequently, on December 17, 2020, the corresponding assignment notice was submitted to the CNH for approval, so that, once the regulatory procedure is completed, CNH may authorize the assignment of the working interest mentioned above. Consequently, Vista will own 100% of the participation interests of block CS-01, and will transfer, in its entirety, its participation in blocks A-10 and TM-01 to Pantera and Jaguar, respectively. However, as of the date of this annual report, and until CNH approves the assignment, Vista still holds a 50% working interest in the blocks CS-01, A-10 and TM-01.

The map below shows the location of our blocks in Mexico in which we have working interests as the date of this annual report:

The table below summarizes information regarding the blocks in Mexico in which we have working interests.

Block	Gross acres	Interest	Operator	Lithology	Wells Drilled	Fields	Concession Expiration
CS-01	23,517	50%	Vista	Sandstone	73	2	2047
A-10	85,829	50%	Jaguar	Coarse Grained Sands Boundstone Limestone Breccia	19	4	2047
TM-01	17,889	50%	Jaguar	Reef limestone	40	3	2047

The following is a summary of the characteristics as of December 31, 2020 of the license contracts that we will operate in Mexico:

Block	Main Fields	Formations / Depths (mts)	Productive wells	Injector wells
CS-01	Cafeto, Vernet	3,500/1,300	6	0
A-10	Viche, Güiro, Acachú y Acahual	2,596/3,000/2,500/2,500	2	0

CS-01 Block

We hold a 50% participating interest in the license contract signed with CNH for CS-01 block covering approximately 23,517 gross acres and located in Tabasco, Jaguar being the other licensee holding the remaining 50% interest and Vista being the current operator. This block had a net production of approximately 0.1 boe/d (83% oil) for the year ended December 31, 2020. This license contract terminates in 2047. As of December 31, 2020, the Company’s estimated pending capital commitments amounted to approximately US$5.5 million, corresponding to an estimated amount of 15,840 Unidades de Trabajo (“UTs”).

We intend to optimize artificial lift systems and to install systems capable of handling sand production. Additionally, we plan to drill new prospects and execute workovers to produce undeveloped reserves at upper Zargazal and Amate formations.

A-10 Block

We hold a 50% participating interest in the license contract signed with CNH for A-10 block covering approximately 85,829 gross acres located in Tabasco, with Pantera as the other licensee and holding the remaining 50% interest. Pantera is the current operator of such block. Net production was approximately 0.2 boe/d (0% oil) for the year ended December 31, 2020. This license contract terminates in 2047. As of December 31, 2020, the Company’s estimated pending capital commitments amounted to approximately US$6.0 million, corresponding to an estimated amount of 12,064 UTs.

We intend to install wellhead compressors in existing wells and to further delineate Amate formation within this block with exploratory wells.

TM-01 Block

We hold a 50% participating interest in the license contract signed with CNH for TM-01 block covering approximately 17,889 gross acres and located in Veracruz, with Jaguar as operator and the other licensee holding the remaining 50% interest. Net production of the block totaled 0.01 boe/d (0% oil) for the year ended December 31, 2020. The license contract terminates in 2047. As of December 31, 2020, the Company’s estimated pending capital commitments amounted to approximately US$9.1 million, corresponding to an estimated amount of 11,188UTs.

We intend to expand production by reopening inactive existing wells, which will allow us to produce the remaining oil in the Abra, Tamabra and San Andrés formations. In addition, we expect to drill new exploratory and development wells.

On August 3, 2020 the CNH approved the transfer of the operation control in block CS-01, whereby Vista Holdings II was designated as the operator of such block.

Additionally, on December 1, 2020, Vista Holding II, reached an agreement with Jaguar and Pantera with respect to the assignment of the Company´s working interest in the hydrocarbon exploration and extraction license contracts in blocks A- 10 and TM-01 in favor of Jaguar and Pantera, respectively, and the transfer of total working interest that Jaguar has in block CS-01 in favor of Vista Holding II.

Consequently, on December 17, 2020, in accordance with the applicable legislation, the corresponding assignment notice was submitted to CNH. Upon finalization of the administrative procedure, if applicable, the CNH may grant its authorization for such transfer. Subject to such approval, Vista Holding II will assume 100% of the working interests of block CS-01, and will transfer, in its entirety, its participation in blocks A-10 and TM-01 to Jaguar and Pantera, respectively.

Except as mentioned before, there were no significant changes to operations in hydrocarbon consortiums during the year ended December 31, 2020.

Oil and Natural Gas Reserves

Reserves

The information included in this annual report regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2020. The proved reserves estimates are derived from the report dated February 1, 2021 prepared by D&M, for our blocks located in Argentina, and the report dated February 5, 2021 prepared by NSI for our blocks located in Mexico. The 2020 Reserves Reports are included as Exhibits 99.1 and 99.2 to this annual report. D&M and NSI are independent reserves engineering consultants. The 2020 Reserves Report prepared by D&M is based on information provided by us and presents an appraisal as of December 31, 2020 of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, Coirón Amargo Norte, Coirón Amargo Sur Oeste, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito blocks in Argentina. The 2020 Reserves Report prepared by NSI is based on information provided by us and presents an appraisal as of December 31, 2020 of our oil and gas reserves located in the CS-01 and A-10 blocks in Mexico.

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

Crude oil prices used to determine proved reserves in Argentina were the average price during the 12-month periods prior ended December 31, 2020, and December 31, 2019, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such periods. Additionally, since there are no benchmark market natural gas prices available in Argentina, we used average realized gas prices during the year to determine our gas reserves. For more information, see Note 36 of our Audited Financial Statements.

Crude oil and gas prices used to determine proved reserves in Mexico are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2020. For oil volumes, the average West Texas Intermediate spot price per barrel is adjusted for quality, tariffs, and market differentials. For gas volumes, the average Henry Hub spot price per MMBTU is adjusted by field for energy content, tariffs, and market differentials. All prices are held constant throughout the lives of the properties.

The following table sets forth summary information about the oil and natural gas net proved developed and undeveloped reserves of the assets we own in Argentina and Mexico as of December 31, 2020. The proved developed and undeveloped reserves estimates included below were calculated at their respective working interest percentages, including 100% working interest in Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, Jagüel de los Machos and 25 de Mayo-Medanito; 50% in CS-01, TM-01 and A-10; 96.8 % in Coirón Amargo Norte, 10% in Coirón Amargo Sur Oeste and 1.5% in Acambuco.

	Crude oil, condensate and NGL(1) (MMbbl)	Consumption plus natural gas sales(2) (Bncf)	Total proved reserves (MMboe)	% Oil
Net Proved developed:	37.8	86.8	53.3	71%
Net Proved undeveloped:	61.8	73.9	74.9	82%
Total Net Proved	99.6	160.7	128.1	78%

Total figures may not add up due to rounding.

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 2% and 1% of our proved developed and undeveloped reserves as of December 31, 2019 and December 31, 2020, respectively.

(2)	Natural gas consumption represented 14% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2019 and 16% as of December 31, 2020.

As of December 31, 2020, the oil and gas proved reserves of the assets we own (developed and undeveloped) totaled 128.1 MMboe (99.5 MMbbl of oil, condensate and NGL and 160.7 Bncf, or 28.6 MMboe of gas). Proved undeveloped reserves of crude oil, condensate and NGL represented 48% of our total proved reserves.

	Total Proved Developed			Total Proved Undeveloped			Total Proved
	Crude oil, condensate and NGL(1) (MMbbl)	Consumption plus natural gas sales(2) (Mmboe)	Total of oil and gas proved developed reserves (MMboe)	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (Mmboe)	Total of oil and gas proved undeveloped reserves (MMboe)	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (Mmboe)	Total of oil and gas proved reserves (MMboe)
Bajada del Palo Oeste Conventional	3.4	4.2	7.6	0.3	2.2	2.5	3.7	6.4	10.1
Bajada del Palo Oeste Shale	15.2	2.8	18.0	60.0	10.7	70.8	75.2	13.6	88.8
Bajada del Palo Oeste Total	18.6	7.0	25.6	60.3	13.0	73.3	78.9	20.0	98.9
Bajada del Palo Este	1.2	1.0	2.2	—	—	—	1.2	1.0	2.2
Coirón Amargo Norte	0.8	0.2	1.0	—	—	—	0.8	0.2	1.0
Charco del Palenque	1.0	0.2	1.2	—	—	—	1.0	0.2	1.2
Jarilla Quemada	—	—	—	—	—	—	—	—	—
Entre Lomas Río Negro	5.4	4.2	9.6	—	—	—	5.4	4.2	9.6
Entre Lomas Neuquén	1.8	1.0	2.8	—	—	—	1.8	1.0	2.8
Jaguel de los Machos	3.7	1.0	4.7	—	—	—	3.7	1.0	4.7
25 de Mayo-Medanito SE	5.0	0.3	5.3	0.2	—	0.2	5.2	0.3	5.5
Coirón Amargo Suroeste	0.1	—	0.1	1.2	0.2	1.4	1.3	0.2	1.5
Acambuco	—	0.4	0.4	—	—	—	—	0.4	0.4
CS-01	0.2	—	0.2	—	—	—	0.2	—	0.2
A-10	—	0.1	0.1	—	—	—	—	0.1	0.1
Total	37.8	15.5	53.3	61.7	13.2	74.9	99.5	28.6	128.1

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 2% and 1% of our proved developed and undeveloped reserves as of December 31, 2019 and December 31, 2020, respectively.

(2)	Natural gas consumption represented 14% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2019 and 16% as of December 31, 2020.

Changes in our proved and undeveloped reserves during 2020

As of December 31, 2020, we had an estimated volume of proved undeveloped reserves of 74.9 million barrels of oil equivalent (MMboe), which represented approximately 58.5% of the 128.1 MMboe total reported proved reserves as of such date. This compares to estimated proved undeveloped reserves of 52.1 MMboe as of December 31, 2019.

The total increase of 22.8 MMboe in proved undeveloped reserves in 2020 is attributable to:

•

An increase of 29.4 MMboe in the extensions and discoveries category, driven by the extension of proved acreage due to the results in our Bajada del Palo Oeste project, where after the completion and tie-in of the three 4-well pads in 2020, a total of 29.4 MMboe corresponding to 26 new well locations (six 4-well pads and one 2-well pad) were added to the proved undeveloped category; and

•

An increase of 1.9 MMboe due to revisions of previous estimates. The increase of 1.9 million barrels of oil equivalent (MMboe) reported as attributable to revisions of previous estimates is mainly driven by an increase of 5.9 MMboe due to revisions to the performance of previous estimates associated with the increase of the type of well for the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession due to better performance observed in the pads drilled during 2020. Such increase was partially offset by a decrease of 3.4 MMboe due to changes in the development plan associated which resulted in the removal of three well locations targeting the Lotena conventional gas reservoir in the Bajada del Palo Oeste concession, four well locations in the Charco del Palenque concession, four well locations in the Entre Lomas Rio Negro concession, one well location in the Jaguel de los Machos concession, and three well locations in the 25 de Mayo-Medanito Sudeste concession. Additionally, the increase was offset by a decrease of 0.6 MMboe due to revision in commodity prices.

This was partially offset by:

•

A decrease of 8.5 MMboe, which were recategorized as proved developed reserves, as a result of drilling and the tie-in of two 4-well proved undeveloped pads targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession.

During 2020, we invested US$70.6 million to convert proved undeveloped reserves to proved developed reserves, of which US$68.3 million correspond to drilling, completion and tie-in activities of 8 new wells, and US$2.4 million relate to investments in oil and gas treatment and transportation capacity. During 2019, we invested US$80.7 million to convert proved undeveloped reserves to prove developed reserves, of which US$61.2 million correspond to drilling, completion and tie-in activities of 18 new wells, and US$19.5 million relate to investments in oil and gas treatment and transportation capacity.

We plan to put 100% of our reported 2020 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

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

Independent Reserves Engineers

The 2020 reserves data of the assets we own in Argentina were certified by a third party: D&M. D&M is a global oil and gas consultancy that has been offering technical, commercial, and strategic advice to the oil and gas industry since 1936. Vista asked D&M to prepare a report which was issued on February 1, 2021 covering reserves as of December 31, 2020 of the assets we own in Argentina. For the year ended December 31, 2020, the technical person within the third party engineering firm overseeing the preparation of the reserves estimates presented in our filing for Argentina was Mr. Federico Dordoni. For disclosure describing the qualifications of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.

The reserves estimates shown herein have been independently evaluated by NSI, a subsidiary of Netherland, Sewell, & Associates, Inc. (“NSAI”), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Mr. Joseph Wolfe and Mr. Philip Hodgson. Mr. Wolfe, a Licensed Professional Engineer in the State of Texas (No. 116170), has been practicing consulting petroleum engineering at NSAI since 2013 and has over 5 years of prior industry experience. Mr. Hodgson, a Licensed Professional Geoscientist in the State of Texas, Geology (No. 1314), has been practicing consulting petroleum geoscience at NSAI since 1998 and has over 14 years of prior industry experience. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Vista asked NSI to prepare a report which was issued on February 5, 2021 covering reserves as of December 31, 2020 of the assets we own in Mexico.

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

Our estimated proved reserves as of December 31, 2020 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well controls. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Acreage

As of December 31, 2020, our total developed and undeveloped acreage in Argentina, both gross and net, was as follows. The table includes the total acreage by us and our subsidiaries, joint operations and associates.

	Total Acreage		Total Developed Acreage		Total Undeveloped Acreage
	Gross	Net	Gross	Net	Gross	Net
Argentina	830,954	520,379	98,753	80,052	732,200	440,327
Mexico	127,235	63,617	16,803	8,402	110,431	55,216

Figures are approximate amounts.

Productive Wells

As of December 31, 2020, our total gross and net productive wells in Argentina and Mexico were as follows. The table includes the total gross and net productive wells by us and our subsidiaries, joint operations and associates. We did not drill exploratory wells during 2020. Among the 12 development wells completed during 2020, none of them were dry.

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	951	936	77	71	1,028	1,008
Mexico	6	3	2	1	8	4

Figures are approximate amounts.

Present Activities

The following table shows the number of wells in Argentina and Mexico that are in the process of being drilled or are in active completion stages, and the number of wells suspended or waiting on completion as of December 31, 2020. For more information on our present activities, see “Item 4—Information on the Company—History and Development of the Company—Oil and Natural Gas Reserves Production—Drilling Activities.”

	Wells in process of being drilled or in active completion in Argentina	Wells in process of being drilled or in active completion in Mexico
Oil wells
Gross	12	0
Net	12	0
Gas wells
Gross	0	0
Net	0	0

Production

The following tables set forth information on our oil and natural gas production volumes in Argentina for the year ended December 31, 2020, December 31, 2019 and December 31, 2018.

Block	Production for the year ended December 31, 2020		Production for the year ended December 31, 2019		Working Interest	Operator
	Oil(1) (in thousands of barrels)	Natural gas sales(2) (in millions of cubic feet)	Oil(1) (in thousands of barrels)	Natural gas sales(2) (in millions of cubic feet)
Neuquina basin
Bajada del Palo Oeste	3,055.3	7,675.4	1,993.0	8,792.6	100%	Vista
Entre Lomas Río Negro	985.2	3,244.0	1,219.5	4,552.3	100%	Vista
JDM	939.4	1,743.9	1,186.9	2,160.3	100%	Vista
25 de Mayo-Medanito	938.1	321.5	1,218.0	404.1	100%	Vista
Entre Lomas Neuquén	351.0	466.1	486.7	1,872.4	100%	Vista
Bajada del Palo Este	158.8	1,003.1	212.8	1,515.1	100%	Vista
Coirón Amargo Norte	94.6	73.6	81.2	70.9	84.62%	Vista
Jarilla Quemada(3)	70.6	570.3	117.1	690.2	100%	Vista
Coirón Amargo Sur Oeste	30.9	20.8	56.9	39.9	10%	Shell
Águila Mora	18.0	—	13.5	—	90%	Vista
Charco del Palenque	—	—	—	—	100%	Vista
Golfo San Jorge basin
Sur Río Deseado Este	—	—	—	—	16.95%	Alianza Petrolera
Noroeste basin
Acambuco	8.6	314.0	8.5	344.4	1.5%	Pan American Energy

(1)	Oil production is comprised of production of crude oil, condensate and natural gasoline.
(2)	Natural gas production excludes natural gas consumption.
(3)	Consolidates information of both Jarilla Quemada and Charco del Palenque.

Block	Production for the nine months period ended December 31, 2018		Working Interest	Operator
	Crude oil(1) (in thousands of barrels)	Natural gas(2) (in millions of cubic feet)
Neuquina basin
Bajada del Palo Oeste	450.3	7,336.1	100%	Vista
Entre Lomas Río Negro	1,383.3	4,721.7	100%	Vista
JDM	1,134.0	2,117.4	100%	Vista
25 de Mayo-Medanito	1,362.0	671.4	100%	Vista
Entre Lomas Neuquén	433.2	647.3	100%	Vista
Bajada del Palo Este	232.0	1,610.4	100%	Vista
Coirón Amargo Norte	102.8	84.4	84.62%	Vista
Jarilla Quemada(3)	157.1	938.4	100%	Vista
Coirón Amargo Sur Oeste	75.5	53.3	10%	Shell
Águila Mora	0	0	90%	Vista
Charco del Palenque	—	—	100%	Vista
Golfo San Jorge basin
Sur Río Deseado Este	0	0	16.95%	Alianza Petrolera
Noroeste basin
Acambuco	8.2	398.5	1.5%	Pan American Energy

(1)	Oil production is comprised of production of crude oil, condensate and natural gasoline.
(2)	Natural gas production excludes natural gas consumption.
(3)	Consolidates information of both Jarilla Quemada and Charco del Palenque.

Drilling Activities

As of the date of this annual report, all of our drilling activities are concentrated in Argentina.

During the year ended December 31, 2020, we deployed capital expenditures in our shale development in Vaca Muerta. During the year ended December 31, 2020, we invested US$199.0 million, of which US$177.1 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our 4-well pads #3, #4 and #5, drilled pads #6 and #7 and performed 1 workover, US$21.8 million correspond to the construction of associated facilities, studies, the CASO concession capital expenditures and others. During the year ended December 31, 2019, we invested US$150.2 million, of which US$117.7 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our first two 4-well pads, drilled the third one and performed 1 workover, US$30.0 million correspond to the construction of associated facilities and others, and US$2.5 million to CASO block. During the 2018 Successor Period we invested US$57.7 million, of which US$53.8 million correspond to the Bajada del Palo Oeste development operated by Vista and US$3.9 million correspond to new well activity in the CASO block operated by Shell. Total capital expenditures during the year ended December 31, 2020 totaled US$223.9 million, 99% of which were invested in our assets in Argentina, while in the year ended December 31, 2019 the total capital expenditures totaled US$224.1 million, 99% of which were invested in our assets in Argentina.

Total capital expenditures in conventional drilling and workover activities during the year ended December 31, 2020 were US$4.8 million, which mainly corresponds to the drilling of 4 conventional wells tied-in during the first quarter of 2021, and total capital expenditures related to the conventional production in associated facilities, studies and others totaled US$20.1 million, resulting in total conventional capital expenditures of US$24.9 million during 2020. During the year ended December 31, 2019, we drilled and completed 19 conventional wells and performed 11 workovers. Among the drilled and completed wells, 12 new wells targeted oil-weighted formations, whereas 5 wells targeted gas formations and 2 were exploratory wells. Total capital expenditures in conventional drilling and workover activities during the year ended December 31, 2019 were US$50.0 million and total capital expenditures in associated facilities and others totaled US$24.9 million.

The tables below set forth the number of wells drilled by us in each of the last three years, by type (development or exploratory) and productivity (productive or dry).

Argentina

For the Year Ended December 31,	Oil development well –productive	Gas development well – productive	Oil development well – dry	Gas development well – dry	Exploratory well – productive	Exploratory well – dry
2018	17	3	0	0	0	0
2019	20	5	2	0	1	0
2020	24	0	0	0	0	0

Mexico(1)

For the Year Ended December 31,	Oil development well –productive	Gas development well – productive	Oil development well – dry	Gas development well – dry	Exploratory well – productive	Exploratory well – dry
2018	—	—	—	—	—	—
2019	0	0	0	0	0	0
2020	0	0	0	0	0	0

(1)	The Mexican operations commenced in 2019.

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

As of December 31, 2020, 51% of our oil production was subject to monthly delivery commitments. According to our estimates, as of December 31, 2020, our contractual delivery commitments, which do not extend beyond December 31, 2020, could be met with our own production.

For natural gas, in April 2020 we signed annual commitments that represent approximately 90% of our marketable total production, with seasonal pricing arrangements. The remainder is being sold to the spot market while we secure firm delivery opportunities.

For LPG, we are committed to deliver a specific quota of propane under an agreement with the Argentine Secretariat of Energy that represents approximately 30% or our annual production to guarantee local demand of residential grids, and the remaining production is freely marketed; regarding Butane we deliver under a National Decree approximately 85% of our annual production to guarantee local LPG cylinders demand for residential consumers.

One Team Contracts

We have implemented a contracting approach (“One Team Contracts”) which aims to align the commercial interests of operators and contractors through performance payments. Operationally, we aim to integrate our operating team with our service providers’s team by sharing common objectives and goals and by using same key performance indicators, which provide economic incentives to the personnel of all companies working under the One Team Contracts. Some of the most relevant contracts have already migrated to One Team Contracts: (i) One Team Drilling, which involves Schlumberger and Nabors drilling, (ii) One Team Completion, which involves Schlumberger and Brent Energía y Servicios, and (iii) One Team Pulling, which involves Quintana Well Pro.

Transportation and Treatment

In our operated blocks in Argentina, we transport and treat our oil, gas and water production in existing transportation treatment facilities that have sufficient spare capacity to process and deliver our current production and initial shale production to the Oldelval and Transportadora Gas del Sur (“TGS”) pipeline system. Such existing treatment facilities are comprised of two oil and gas pipelines, 29 batteries distributed along the blocks, 2 oil treatment plants, 2 water treatment plants, 11 compression plants.

All production from Entre Lomas, Bajada del Palo Oeste, Bajada del Palo Este, Agua Amarga, Coirón Amargo Norte, except for gas production of Bajada del Palo Oeste which is injected in a nearby gas pipeline, is gathered and transported to Entre Lomas’ oil treatment plant, water treatment plant and gas complex (“Entre Lomas Central Production Facility”). Such Entre Lomas Central Production Facility is composed of: (i) a gas complex which has an existing capacity of approximately 45 MMscf/d of gas, with idle capacity of approximately 65%, (ii) a crude oil treatment plant, which has a capacity of 31,000 bbl/d with idle capacity of approximately 5% and (iii) a water treatment plant with an existing capacity of approximately 80,000 bbl/d and idle capacity of approximately 20%.

Production from 25 de Mayo-Medanito and JDM blocks is gathered and transported to 25 de Mayo-Medanito’s oil treatment plant and water treatment plant (“Medanito Central Production Facility”). Such Medanito Central Production Facility is composed of: (i) a crude oil treatment plant with an existing capacity to process approximately 19,000 bbl/d, with an idle capacity of approximately 75% and (ii) a water treatment plant with an existing capacity of approximately 70,000 bbl/d with idle capacity of approximately 60%. Gas production is gathered and delivered to Medanito S.A. gas processing plant, where it is sweetened and processed.

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

Customers and Marketing

Oil Markets

In Argentina, our crude oil production was both sold to domestic refineries and exported during 2020, in comparison to 2019 where out crude oil product was mainly sold to domestic refineries. Our main domestic customers are Raizen and Trafigura, which combined represented 55% and 98% of our total oil revenues for the years ended December 31, 2020, 2019 and the 2018 Succesor Period, respectively. Approximately 99% of our oil is produced in the Neuquina basin and is referred to as Medanito crude oil, a high-quality oil generally in strong demand among Argentine refiners for subsequent distribution in the domestic market. Production from our Neuquina basin properties is transported to Puerto Rosales, a major industrial port in the southern region of the Province of Buenos Aires through the Oldelval pipeline system, then goes to either the domestic refining market, which consists of five active refiners, or to international customers through maritime transportation. Even though we prioritize long-term relationships with domestic customers, we are seeking relationships with international customers in order to establish a diversified portfolio for our expected production increase in the upcoming years.

In Mexico, all the crude oil production is sold to Pemex. Jaguar has entered into an oil purchase agreement with Pemex covering the three blocks in which we hold a working interest in Mexico. Pursuant to this purchase agreement, Jaguar (as operator of TM-01 and A-10 blocks) sells 100% of the production to Pemex, and Vista Holding II pays Jaguar a fee on such sales. See “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview.”

Vista (as operator of the CS-01 block) sells 100% of the production to Pemex, and Jaguar pays Vista Holding II a fee on such sales. See “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview.”

Natural Gas Markets and NGL

In Argentina, we have established a very diversified portfolio of customers for natural gas. Our primary customers in 2020 and 2019 were industrial customers, representing 52% and 55% of our total natural gas revenues for such period, respectively. Argentina has a highly developed natural gas market and a sophisticated infrastructure in place to deliver natural gas to export markets or to industrial and residential customers in the domestic market. However, natural gas markets in Argentina are regulated by the Argentine government. Even though the Argentine government sets the price at which natural gas producers sell volumes to residential customers, volumes that are sold to industrial and other customers are not regulated and pricing varies with seasonal factors and industry category. We generally sell our natural gas to Argentine customers pursuant to short-term contracts and in the spot market. The Neuquina basin is served by a substantial gas pipeline network that delivers gas to the Buenos Aires metropolitan and surrounding areas, and the industrial regions of Bahia Blanca and Rosario. Natural gas produced in our Neuquina basin properties is readily marketed due to accessibility to such infrastructure. Our properties are well situated in the basin with two major pipelines in close proximity. Natural gas produced in this basin that is not under contract can readily be sold in the spot market. In Mexico, all the natural gas production is sold to Pemex.

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

Intellectual Property

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of December 31, 2020, we had no pending patent applications.

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

Sustainability Matters

The main objectives of our sustainable development strategy is to conduct our business in a manner that promotes (i) economic growth, (ii) a healthy environment and (iii) positive community impact. We believe that this approach will enable us to deliver long-term value to our shareholders and stakeholders.

During 2020, we announced our support for the Ten Principles of the United Nations Global Compact. We are committed to demonstrating that our strategy, culture and day-to-day operations will contribute to the United Nations Global Compact Sustainable Development Goals. Additionally, we support the provisions of the Women’s Empowerment Principles disseminated by the United Nations Entity for Gender Equality.

Vista is a young company with entrepreneurial spirit, built on legacy assets with a decades long track record of reliable operations. From our inception we have been committed to reaching our sustainability goals and encouraging our employees and contractors to commitment to sustainability goals. Sustainability is vital to our business strategy and believe that we have the people, processes and commitments in place to contribute to efforts to alleviate the complex energy and environmental challenges of today and tomorrow.

We have committed to publishing our inaugural Sustainability Report by the end of April 2021. Such report aligns with the expectations and guidelines set forth by Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB). We rely on GRI as the primary disclosure standard for comprehensive coverage of ESG factors and SASB for industry-specific ESG topics most relevant to our financial performance and long-term value creation.

For the full version of our Sustainability Report, please visit our website (http://www.vistaoilandgas.com/en/sustainability/). Information contained on, or accessible through, our website is not incorporated by reference in, and will not be considered part of, this annual report.

General regulatory matters

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

Environmental Policy

Our HSE Policy demonstrates our commitment to environmental stewardship as an integral pillar of our operations, including, and not limited it, acquisitions and project design through construction, operation and cessation. The HSE Policy is comprised of ten principles, which include, among others, accountability, risk management, unplanned event management, community awareness and emergency preparedness. It also reinforces our commitment to operational controls and procedures that promote efficient and environmentally sound operations. Recognizing that our ability to conduct business in the Neuquina basin is a privilege—where we have built a premier acreage position and first class asset base—we have striven to be good stewards of the air, water and land where we operate.

Although the world is transitioning to a lower-carbon economy, we believe that oil & gas development and production will remain a key component of the global energy supply in the foreseeable future. We also believe that we are well positioned to play a significant role in meeting global energy demand in an efficient, safe and environmentally responsible manner. We focus our operations on the Neuquina basin, which has substantial existing infrastructure that enables us to bring reserves to market more efficiently and economically. One of the ways we are contributing to the energy transition is through the flexibility of our asset base, focusing on low-cost, high-efficiency assets that can be produced in the short- and medium-term. Therefore, we believe that the oil and natural gas we produce will remain among the most reliable, affordable, versatile and scalable energy sources for consumers, supplementing the supply of other sources of energy to meet global demand. We believe we are well poised to adapt to the changing landscape of the oil & gas industry. We are committed to taking a lead in the energy transition, aiming to become a reliable low cost and low carbon energy company.

Our Environmental Management Standard indicates how to manage atmospheric emissions from our operations, including GHG, in line with global climate change initiatives. Our guiding principles include:

•	Identification and compliance with all applicable legal requirements;

•	Inventory of processes releasing GHG based on international standards for calculation, classification, evaluation and reporting;

•	Reduction of vents resulting from production operations;

•	Monitoring of air quality and atmospheric emissions;

•	Identification and control of fugitive emissions; and

•	Yearly inventory and reporting of GHG Scope 1 and 2 emissions.

We have defined our corporate strategy, which is divided into two phases, in order to reduce the potential negative impact of our operations. Phase 1 includes the determination of our GHG emissions reference baseline. According to this study, our Scope 1 and Scope 2 GHG emissions were 446,392 tons of CO2 equivalent in 2019 and 416,700 tons of CO2 equivalent in 2020. Phase 2 is a GHG emissions reporting and reduction plan. This includes preparing a solid multiyear-action plan to reduce GHG emissions, which will involve upgrading of our facilities where applicable and introducing of new technologies.

Health and Safety Policy

The implementation of additional safety procedures in our operations in consistency with our Policy, such as training, work permits, internal audits, drills, tailgate safety meetings, job safety analysis and risk evaluations, has led to a reduction in the number of workforce safety incidents.

Our safety management system is applied following an Operating Management System (OMS) framework and covers all of our employees and contractors working in our offices, fields and providing services. The OMS was designed based on recommended practices for the oil & gas industry and according to IOGP and IPIECA guidelines.

As of December 31, 2020, on a rolling 12-month basis, our Total Recordable Incident Rate (“TRIR”) has improved 70% vis-à-vis our TRIR as at December 31, 2019. In 2020 our TRIR was 0.38 (based on a rate of 2.62 million work hours) as compared to a 1.25 (based on a rate of 3.21 million work hours) as of December 31, 2019. The TRIR for the nine-month period ended December 31, 2018 covered by our operations was 3.24. We had no fatalities due to workforce incidents involving Vista employees related to operations in the years ended December 31, 2020, December 31, 2019 and December 31, 2018.

Communities

At Vista, we embrace the communities in which we operate. As part of our continuous commitment to sustainable development, we foster local economic development and seek to create long-term, significant benefits in the communities where we operate. Our community initiatives are based on four pillars: institutional support, education and training, wellness and sports and emergency assistance. These activities are framed by a defined approach that outlines the way we interact and engage with different stakeholders.

INDUSTRY AND REGULATORY OVERVIEW

Recent Trends in the Latin American E&P Sector

The Latin American E&P sector is a desirable destination for investments on account of the scale of its resources. Some recent investment trends include the successful ongoing development of Vaca Muerta in Argentina as the largest commercially developed shale play outside of North America; the improving security situation along with a longstanding attractive regulatory framework in Colombia and recent Ecopetrol’s asset sale rounds; and Brazil’s recent regulatory improvements aimed at fostering investments in the E&P sector, Petrobras’ divestment program, and the announcement of Brazilian National Agency of Petroleum’s new bidding rounds, among others. Given the scale of resources and the competitive terms the region offers, actionable opportunities for investment in the Latin American E&P sector present a strong value proposition.

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

Argentina’s Oil and Gas Industry Overview

Introduction

As of December 2020, Argentina was the fourth largest crude oil producer and the largest natural gas producer in Latin America, based on BP Statistical Review of World Energy 2020. In terms of hydrocarbons reserves, according to the Argentine Secretariat of Energy, as of December 31, 2019, the country had proved developed and undeveloped (1P) natural gas reserves of approximately 14.1 trillion cubic feet (Tcf) and 2.6 billion barrels of oil (Bnbbl), while total proved, probable and possible reserves (3P) were 26.6 Tcf and 4.2 Bnbbl respectively. Additionally, Argentina is home to the world’s fourth largest shale oil prospective resources and second largest shale gas prospective resources, with an estimated of 27 Bnbbl and 802 Tcf, respectively, as of December 31, 2017, and the largest commercially producing play outside North America.

World Shale Oil Resources (Bnboe)	World Shale Gas Resources (Tcf)

Source: EIA/ARI (2013). World Shale Gas and Shale Oil Resource Assessment, June 2013.

Although the hydrocarbons production in Argentina declined during the years, the emergence of shale resources has transformed the outlook of Argentina, bringing significant investments and therefore changing the outlook. The oil majors have built, and continue to build, exposure, and local players have announced ambitious growth plans. As illustrated in the chart below, shale oil production has increased at an annual rate of 49.5% from 2013 to 2020. Additionally, shale gas production has increased at annual rate of 76.4% from 2013 to 2020, although shale gas production in 2020 decreases by 5.1% compared to 2019.

Average Shale Oil Production 2013—2020 (Mboe/d)

Average Shale Natural Gas Production 2013—2020 (Mboe/d)

Source: Argentine Secretariat of Energy.

Argentina has a high level of dependence on hydrocarbons as it accounts for approximately 85% of the country’s primary energy supply. This dependence on hydrocarbons is greater than that of the region (Latin America and the Caribbean), where oil and gas together represent 67% of the primary energy matrix. The oil and gas industry plays a significant role in the economy of Argentina and the development of the shale play could potentially make a positive impact on the country’s balance of trade. Increased domestic oil and gas production would prevent Argentina from relying on expensive imported oil and gas and would drive economic growth.

Annual Oil Production per country:

Source: BP’s Statistical Review of World Energy.

Argentina Primary Energy Mix (%) as of 2019	South and Central America and Mexico Primary Energy Mix (%) as of 2019

Mexico Primary Energy Mix (%) as of 2019	Brazil Primary Energy Mix (%) as of 2019

Source: Argentine Secretariat of Energy and BP’s Statistical Review of World Energy.

In 2020, domestic gas demand was fulfilled with domestic production and natural gas imports from Bolivia, amounting to 0.19 Tcf (US$ 968.9 million). Additionally, 0.07 Tcf of LNG (US$ 224.5 million) and 290.6 thousand of cubic meters of diesel (US$ 99.7 million) for power generation were imported. Due to the increased production of shale oil and the lower load of the refining complex, it was not necessary to import oil during 2020. However, in 2020, 161.5 thousand cubic meters of naphtha and 1.3 million cubic meters of diesel (US$ 522.9 million) were imported. As a result, energy imports reached US$ 2,640 million, with exports exceeding such amount, reaching US$ 3,593 million, mainly due to crude oil exports. In 2019, domestic gas demand was fulfilled with domestic production and natural gas imports from Bolivia, amounting to 0.18 Tcf (US$1,266 million). Additionally, 0.06 Tcf of LNG (US$428 million) and 152.7 thousand of cubic meters of diesel (US$78 million) for power generation were imported. Due to the increased production of shale oil and the lower load of the refining complex, it was not necessary to import oil during 2019. However, in 2019, 0.5 million of cubic meters of naphtha and 2.1 million cubic meters of diesel (US$1,421 million) were imported. As a result, energy imports reached US$4,446 million, with exports partially offsetting such amount, reaching US$4,374 million, mainly due to heavy crude oil exports.

Argentina Energy Trade Balance 2008—2020 (US$ bn)

Source: Argentine Secretariat of Energy.

Argentina Basins Overview

Argentina’s territory includes five oil and gas producing basins: Neuquina, Golfo San Jorge, Cuyana, Noroeste, and Austral with several conventional and unconventional opportunities.

Source: Wood Mackenzie.

The Golfo San Jorge basin is comprised of 83% proved oil reserves, while the Neuquina and Austral basins are comprised of 61% and 91% proved natural gas reserves, respectively. Located in west-central Argentina, the Neuquina basin is amongst the most prolific basins of the country accounting for 48% of total oil and 61% of total gas production.

Oil Exploration and Production Sector

During 2020, oil and condensate production averaged 498 Mbbl/d, 5.6% lower than 2019 average production, mainly impacted by the COVID-19 pandemic, and represented 38% of the national hydrocarbons production. During 2019, oil and condensate production averaged 528 Mbbl/d, 4.0% higher than 2018 average production and represented 37% of the national hydrocarbons production.

Oil Production Evolution (Mbbl/d)

Source: Argentine Secretariat of Energy.

2020 Oil Production Breakdown

Source: Argentine Secretariat of Energy.

During the year ended December 31, 2020, Argentina’s main oil producer was YPF with a 45.8% market share, followed by Pan American Energy (21.2%), Pluspetrol (5.2%), Vista (3.6%), Sinopec (3.1%) and Tecpetrol (2.8%).

During the year ended December 31, 2019, Argentina’s main oil producer was YPF with a 46.3% market share, followed by Pan American Energy (18.6%), Pluspetrol (5.2%), Sinopec (3.7%), Tecpetrol (3.1%) and Total Austral (2.5%).

As of December 31, 2019, proved oil reserves totaled 2.4 Bnbbl, with the largest share of proved oil reserves in Golfo San Jorge basin (61%), followed by Neuquina (31%), Cuyana (4%), Austral (3%), and Noroeste (1%).

Source: Argentine Secretariat of Energy – SESCO. Ranking by operator.

Natural Gas Exploration and Production Sector

During 2020, natural gas production reached 4.4 Bncf/d, 8.9% lower than 2019 production and represented 62% of the national production. During 2019, natural gas production reached 4.8 Bncf/d, 5.0% higher than 2018 production and represented 63% of the national hydrocarbons production.

Natural Gas Production (Bncf/d)

2020 Natural Gas Production Breakdown

Source: Argentine Secretariat of Energy – SESCO. Ranking by operator.

During the year ended December 31, 2020, Argentina’s main producer of natural gas was YPF, with a 27.4% market share, followed by Total Austral (26.4%), Tecpetrol (11.1%), Pan American Energy (10.6%), Pampa Energía (4.9%) and Compañía General de Combustibles (4.1%).

During the year ended December 31, 2019, Argentina’s main producer of natural gas was YPF, with a 30.5% market share, followed by Total Austral (24.6%), Tecpetrol (12.2%), Pan American Energy (9.7%), Pampa Energía (4.3%) and Compañía General de Combustibles (4.1%).

As of December 31, 2019, proved reserves of natural gas reached 14.1 Tncf. As of December 31, 2019 the basin with the highest concentration of proved reserves of natural gas was the Neuquina basin with 61%, followed by Austral (25%), Golfo San Jorge (11%), and Noroeste (3%).

Source: Argentine Secretariat of Energy.

Demand and Consumption

In 2020, domestic demand of natural gas reached 3.9 Bncf/d. The power generation sector drove demand with 34.9% of the gas consumed in the country, followed by the industrial sector (31.3%), residential (23.6%), and others (10.2%). During 2020, in order to meet the demand for natural gas, 0.19 Tcf of natural gas was imported from Bolivia, 0.07 Tcf of LNG and 291 thousand m3 of diesel.

In 2019, domestic demand of natural gas reached 4.2 Bncf/d. The power generation sector drove demand with 34.8% of the gas consumed in the country, followed by the industrial sector (31.7%), residential (21.2%), and others (12.4%). During 2019, in order to meet the demand for natural gas, 0.18 Tcf of natural gas was imported from Bolivia and Chile respectively, 0.06 Tcf of LNG and 152.7 thousand m3 of diesel.

Vaca Muerta Shale Formation / Shale Potential Overview

The Vaca Muerta formation, located in the Neuquina basin, is considered one of the most prominent shale plays globally, and has already become the largest commercial shale development outside of North America. The development of the Vaca Muerta formation plays an important role in the Argentine economy, and therefore the national and provincial governments have introduced changes to the regulatory framework for exploration and production of unconventional hydrocarbons, in order to attract investments.

Together with the recent reforms to the regulatory framework, significant reductions in well costs and improvements in production rates, Vaca Muerta has already attracted over 30 oil and gas companies, domestic and IOCs, including Chevron, Shell, ExxonMobil, Total, Equinor, Pan American Energy, Petronas, Pluspetrol, Tecpetrol, Dow, YPF, Wintershall, BP, ConocoPhillips and CNOOC. Most of these companies, which hold acreage neighboring our concessions, are already investing in their projects in full development mode, or in some cases are executing project pilot.

Distribution of the Vaca Muerta Formation in the Basin

Source: Company’s Information and Press Articles

Production from Vaca Muerta reached 313 Mboe/d in January 2021. The shale oil production was mainly driven by Loma Campana, La Amarga Chica, Bajada del Palo Oeste, Bandurria Sur and Sierras Blancas, which contributed with 97.4 Mbbl/d and shale gas production was mainly driven by Fortín de Piedra, Aguada Pichana Este, La Calera, Loma Campana and Rincón del Mangrullo, which contributed with 121.7 Mboe/d.

Gross Shale Oil & Gas Production (Mboe/d)

Source: Argentine Secretariat of Energy.

Vaca Muerta exhibits similar geological properties than several of the most successful shale plays in the United States. The table below sets forth Vaca Muerta’s geological characteristics as compared to top tier U.S. onshore plays.

Play	Total Organic Content (“TOC”) (%)	Thickness (m)	Reservoir Pressure (psi)
Bajada del Palo Oeste	4.2	250	0.9
Vaca Muerta	3 – 10	30 – 450	0.9
Barnett	4 – 5	60 – 90	0.5
Haynesville	0.5 – 4	60 – 90	0.9
Marcellus	2 – 12	10 – 60	0.6
Eagle Ford	3 – 5	30 – 100	0.5 – 0.9
Wolfcamp (Permian)	3	200 – 300	0.6

Source: Argentine Secretariat of Energy using Wood Mackenzie.

Approximately 90% of the prospective acreage in Vaca Muerta, estimated at more than 8.6 million acres, is concentrated among 12 operators. Most concessions are within the 30,000 to 100,000 acres range, which is significantly larger than the average leasehold in the United States. The terms of concessions in Argentina are also competitive compared to those in the United States, with unconventional concessions of 35 years and flat royalties of 12%.

As of January 31, 2021, drilling activity had been historically centered within the Loma Campana concession operated by YPF in partnership with Chevron, with more than 630 wells drilled out of 1,312 total wells drilled in Vaca Muerta. Vaca Muerta continues to evolve with development beginning to spread beyond the historical center of activity to adjacent blocks such as El Orejano, Fortin de Piedra, La Amarga Chica, Aguada Pichana Este, Bajada del Palo Oeste and Bandurria Sur projects, which are ramping up drilling activity with more than 330 producing wells.

Total Completed Shale Well Count 1Q17—4Q20

Vaca Muerta is in a relatively early stage of its development compared to shale plays in the United States and Canada. The Permian basin is a good analogue for Vaca Muerta, with similar geological characteristics and a long history of unconventional hydrocarbon development. However, Vaca Muerta has even more thickness than the Permian, with up to five different pay zones already tested in different blocks of the basin. Operators have drilled around 1,300 wells in Vaca Muerta compared to more than 33,000 in the Permian. It is expected that Vaca Muerta will have a growth trajectory similar to that of the Permian basin or other U.S. shale plays in the coming years. The growing investment in Vaca Muerta by international operators is similar to the early stages of the Permian basin’s remarkable growth since 2008, becoming one of the most prolific shale plays in the world.

Stacked Pay Potential Across Multiple Zones

Source: Vista – Image does not represent the whole Vaca Muerta shale play.

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

Gas Infrastructure Network

Argentina’s gas pipeline network contains more than 30,000 km. The high-pressure network is divided into five systems: one main line from the North, three from the West, and one from the South, all of which transport gas to the greater Buenos Aires region.

Source: Argentine Secretariat of Energy.

Activity in Vaca Muerta has leveraged existing infrastructure, but we expect that new construction and upgrades to the existing infrastructure will be undertaken as production increases. For instance, TGS built a 92-km gathering pipeline with 37 MMm³ /d capacity, which can be expanded to 56 MMm³ /d capacity and a conditioning plant to adapt the quality of natural gas before it enters the transport pipelines. The total investment is estimated to be approximately US$800 million with additional expansions planned. Initially, the conditioning plant will have a capacity of 177 MMcf/d but is expandable to up to 2.0 Bncf/d.

Oil and Gas Regulatory Framework in Argentina

Introduction to the Hydrocarbon Market

The Argentine oil and gas industry is regulated by (i) the Hydrocarbons Law No. 17,319 (Ley de Hidrocarburos), enacted in 1967, and amended by Law No. 26,197 enacted in 2007 and Law No. 27,007, enacted in 2014, which establish the basic legal framework for the exploration and production of oil and natural gas; and (ii) Law No. 24,076, referred to as the “Natural Gas Law”, enacted in 1992, which established the basis for deregulation of natural gas transportation and distribution industries.

In January 2007, Law No. 26,197 acknowledged the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124 of the Argentine National Constitution (including reservoirs to which concessions were granted prior to 1994) and granted provinces the right to administer such reservoirs.

On October 29, 2014, the Argentine Congress enacted Law No. 27,007, which amended the Hydrocarbons Law in certain aspects mainly relating to the E&P of unconventional hydrocarbons (which were not regulated in the previous Hydrocarbons Law), the extension of the concessions and royalties’ rates, as follows:

•

Conventional Exploration permits: the term for permits for conventional exploration was divided into two periods of up to three years each plus a discretionary extension of up to five years. Thus, the maximum possible duration of exploration permits was reduced from 14 to 11 years.

•

Unconventional exploration permits: the term of permits was divided into two four-year terms, plus a discretionary extension of up to five years, providing for a maximum term of 13 years. In the case of offshore permits, the term was divided in two periods of up to three years and a discretional extension for up to five years (with a discretional extension of one year each period of the initial term), providing for a maximum term of 13 years.

•

Concession: the term of conventional exploitation concessions remains at 25 years. For unconventional exploitations, a 35-year term was established, including an initial pilot plan of up to five years. For offshore production, concessions will be granted for periods of up to 30 years. Under the previous Hydrocarbons Law regime, the concessions could be extended only once for a 10-year term. Law No. 27,007 established the possibility to request successive extensions to conventional and unconventional concessions for 10-year periods, under compliance of certain requirements. Even the concessions, which were in force prior the enactment of the new regime and those, which had already been extended once, may be extended again.

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

Law No. 27,007 provided that the Argentine Executive Branch shall include in the Promotional Investment Regime the direct investment projects that involve investments for an amount of no less than US$250 million in a 3-year period. Before the enactment of Law No. 27,007, the benefits under this regime applied to projects for amounts higher than US$1,000 million in a five-year period.

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

Finally, it is important to mention that our Argentine concessions are governed by the laws of Argentina and the resolution of any disputes involving the Argentine government must be sought in the Federal Courts of Argentina, although provincial courts may have jurisdiction over certain matters.

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

Both holders of exploration permits and holders of concessions must pay an annual fee based on the land area covered by the corresponding permit or concession (as provided in Section 7 of the Hydrocarbons Law). Holders of exploitation concessions are required to pay for such concessions, and to make certain royalty payments to the Argentine government. Through Decree No. 771/2020, the Argentine government set forth the current values of the canon to be paid by exploration permit holders and exploitation concessionaires.

The Hydrocarbons Law provides that an exploitation concessionaire, within a certain concession area, may require the subdivision of the existing area into new unconventional hydrocarbon exploitation areas and the granting of a new non-conventional hydrocarbon exploitation concession. Such request must be based on the development of a pilot plan that, in accordance with acceptable technical economic criteria, intends to commercially develop the unconventional reservoir.

The Hydrocarbons Law also indicates that holders of an unconventional hydrocarbon exploitation concession, who in turn are holders of an adjacent and pre-existing exploitation concession to the first, may request the unification of both areas as a single unconventional exploitation concession, provided that the holder demonstrates the geological continuity of these areas. Such request must be based on the development of the pilot plan referred in the paragraph above.

After more than two decades without granting exploration permits in offshore reservoirs, in October 2018, Decree No. 872/2018 was published, ordering the Secretariat of Energy to convene an international public tender for the granting of exploration permits over 38 offshore areas, located in the Argentine territorial sea under federal jurisdiction. In November, 2018, Resolution No. 65/2018 of the Secretariat of Energy was published pursuant to which the Secretariat of Energy called for the mentioned tender and approved the applicable bidding terms and conditions. After passing certain technical and financial tests during the prequalification stage, the interested parties submitted their tenders on April 16, 2019 through a public event attended by various international and public officers of the Secretariat of Energy. The event received bids for 18 of the tendered areas, for approximately US$724 million. Five of these areas received more than one offer, while a single consortium of bidders offered a $5.0 million entry bonus in addition to investments in units of work offered. The award of these areas was published in May 17, 2019 through Resolution No. 276/2019 of the Secretariat of Energy.

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

Under these regulations “reserves” are those quantities of liquid and gaseous hydrocarbons anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must satisfy four criteria: discovered, recoverable, commercial, and remaining (as of the evaluation’s effective date) based on the development project(s) applied.

Additionally, according to the degree of certainty that will be commercially recoverable, reserves are classified as “proved” (which can be developed or undeveloped) and “unproved” (which can be probable or possible). Proved developed reserves are expected to be recovered from existing wells and facilities while proved undeveloped reserves are quantities expected to be recovered through future investments. Moreover, the estimation of “proved oil and natural gas reserves” based on Argentine Secretariat of Energy Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution No. 69-E/2016 may differ from the standards required by SEC’s regulations. See “Item 3—Risk Factors—Risks Related to our Business and Industry—The oil and gas reserves that we estimate are based on assumptions that could be inaccurate.”

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

The information included in this section of the annual report regarding Argentina’s proved reserves has been prepared based on official and publicly available information of the Argentine Secretariat of Energy. References to Argentina’s “proved reserves” follow the definition of “proved reserves” as set forth in the guidelines published by the Argentine Secretariat of Energy. However, the information regarding Vista’s proved reserves included elsewhere in this annual report has been prepared according to the definitions of Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers’ Petroleum Resources Management System, which differ from the relevant guidelines published by the Argentine Secretariat of Energy. For illustrative purposes, 2019 (the 2020 proved reserves volumes have already been filed with the Argentine Secretariat of Energy but have not been published on their website yet) proved reserves volumes corresponding to Vista’s concessions in Argentina were 101.5 MMboe according to Rule 4-10(a) of Regulation S-X and 103.6 MMboe according to the Argentine Secretariat of Energy.

Transportation

The Hydrocarbons Law grants hydrocarbon producers the right to obtain from the Argentine government a concession for the transportation of oil, gas and their by-products through a public tender process for a period equivalent to the period granted for the exploitation concession linked to the transportation concession. Once the original term and all relevant extensions elapse, the facilities revert to the federal or provincial government, as the case may be.

The term for transport concessions are linked to the equivalent terms for exploitations concessions. As such, the term of a transportation concession may be extended for an additional 10 years upon application to the Argentine government.

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

•

That may be deducted in connection with crude oil transportation by producers that, as of the date of the regulation, transport their production through their own unregulated pipelines, for the purpose of calculating royalties.

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

Currently, the execution of the national policy in energy matters is in charge of the Ministry of Economy, pursuant to Decree No. 706/2020, dated August 28, 2020.

Furthermore, by means of Decree No. 732/2020, dated September 4, 2020, the Secretariat of Energy (which used to be within the orbit of the Ministry of Productive Development) was transferred to the Ministry of Economy. The transfer included the Undersecretary of Hydrocarbons. On December 2019, the Decree No. 7/2019 established that the Secretariat of Energy and the Undersecretary of Hydrocarbons are currently under the supervision of the newly created Ministry of Productive Development (Ministerio de Desarrollo Productivo).

For purposes of this annual report, “Argentine Secretariat of Energy” or “SdE” means the Argentine Secretaría de Energía under the supervision of the Ministry of Economy, and/or any other Argentine federal governmental agency that is in charge of enforcing the Hydrocarbons Law in the future, as applicable.

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

Disposition No. 335/2019 issued by the Undersecretariat of Hydrocarbons, which regulates the solvency required for a company interested in exploring and/or exploiting hydrocarbons areas, sets forth that, in order to receive and maintain permits or concessions, the permit holder or concessionaire must have a minimum net worth amounting to (i) the value in Argentine Pesos of twenty seven thousand (27,000) barrels of oil for on-shore areas and (ii) the value in Argentine Pesos of two hundred and seventy thousand (270,000) barrels of oil, in case of off-shore areas. The price to be considered in order to determine the value of the domestic oil barrel in the internal market will be the average price during the previous year considered. The coefficient for the conversion of m3 to barrels will be 6,2898 and the applicable exchange rate will be the average wholesale exchange rate published by the BCRA pursuant to Communication “A” 3,500 and corresponding to the previous year to the one in which the analysis is made.

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

The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the Argentine government began searching for tools and regulations that could restart the path to growth. To that effect, the Argentine government created incentive programs, including “Oil Plus Program” (Petróleo Plus) and Oil Encouragement Program (Programa de Estímulo a la Producción de Petróleo Crudo).

The Solidarity Law (Law No. 27.541) published in the Official Gazette on December 23, 2019, sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products.

The Hydrocarbons Law empowers the National Executive Power to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand. The final purchaser of crude oil at the domestic market may be a refinery, a large producer, or a fuel marketer.

On May 19, 2020, the Argentine government issued Decree No. 488/2020, providing, among other measures:

(i)

Until December 31, 2020, the base price for crude oil in the local market was set at 45 US$/bbl (using the reference of crude oil “Medanito”) to be adjusted for each type of crude oil and port of entry, establishing the price to be applied for the calculation of royalties under the Hydrocarbons Law.

(ii)

In addition, the Secretariat of Energy shall oversee the compliance of producers with the Annual Investment Plan required by Section 12 of Annex to Decree No. 1277/12, and shall apply, if necessary, the applicable sanctions.

(iii)

As long as these measures were effective, refineries and traders were forced to acquire their demand for crude oil from local producers. In addition, integrated companies, refineries and traders were not allowed to import products that were available for sale or to that could be processed in the local market.

(iv)

Export duties were set forth for certain hydrocarbon products: (i) 0% rate for export duties in the event that international the price is equal or inferior to the “base value” (US$ 45/bbl), (ii) 8% rate for export duties in the event that the international price is equal or superior to the reference value (US$ 60/bbl), and (iii) in the case that the international price is higher that the Base Value and lower to the Reference Value, the export duty tax rate shall be determined according to a progressive adjustment formula for the export duty rate from 0 to 8%.

(v)

The amounts of the sanctions set forth in Section 97 of the Hydrocarbons Law were set between a minimum equivalent to the value of 22 m3 of national crude oil in the local market and a maximum of 2,200 m3 of the same hydrocarbon, for each infraction.

In addition, Decree No. 488/2020 provided that during the effective term, the producing companies were bounded to maintain the activity and/or production levels registered during 2019, taking into consideration the demand shrinkage of crude oil and its by-products, both in the domestic and international markets, caused by the COVID-19 pandemic, and always within the adequate and economic operation parameters set forth in section 31 of Law No. 17,319. Producing companies needed to applied an identical criteria in relation to sustaining effective contracts with regional service companies and maintaining the same workforce they had as of December 31, 2019, that needed to be carried out within a consensual framework together with workers’ organizations in order to jointly achieve working arrangements that improve efficiency, technology and production, in compliance with the best national and international practices in the hydrocarbon activity.

Notwithstanding the above, by the end of August 2020, the price of US$45/bbl set by Decree No. 488/2020 ceased to be in force, since the condition set forth in the Decree No. 488/2020 had been met (i.e., the ICE BRENT FIRST LINE rate was higher than US$45/bbl for 10 consecutive days, considering the average of the last 5 quotations published by the “PLATTS CRUDE MARKETWIRE” under the heading “Futures”). Consequently, crude oil prices were once again governed by supply and demand, without prejudice to the impact of withholdings.

Gas Market

In order to foster the production of natural gas, the Argentine government adopted different programs, including the “Natural Gas Additional Injection Stimulus Program” (“Gas Plan”), Gas Plan II (implemented by means of Resolution No. 60/2013), and the “Stimulus Program for New Natural Gas Projects” (Programa de Estímulo a los Nuevos Proyectos de Gas Natural).

In October 2016, Resolution No. 212/2016 of the Argentine Secretariat of Energy established four new Transport System Entering Point (TSEP) prices and a new tariff scheme for users who buy gas from distributors. This resolution also established that until the liberalization of the TSEP prices the Argentine Secretariat of Energy will approve the price every six months (April and October).

By the application of the regulations, the average rates of TSEP for residential users in Argentina (with the exception of la Patagonia, Malargüe and la Puna) should be gradually increased from U$S 3,42/MMBtu as of October 2016 to U$S 6,80/MMBtu as of October 2019.

On the other hand, TSEP prices for la Patagonia, Malargüe and la Puna gradually increased from an average of US$1.29 /MMBtu in October 2016 to US$6,72 /MMBtu in October 2022.

In March 2017, the Program to Stimulate Investments in Natural Gas Production Developments from Non-Conventional Reservoirs was created by Resolution No. 46/2017 with effect until December 31, 2021. This Resolution established a compensation for the volume of non-conventional gas production and was determined by deducting the internal market price from the minimum price stablished by the Resolution for each year. The minimum prices were US$7.5 per MMBtu for 2018, US$7.0 per MMBtu for 2019, US$6.5 per MMBtu for 2020 and US$6.0 per MMBtu for 2021. Resolution 419-E/17 defines the guidelines considered by the former Undersecretariat of Hydrocarbon Resources (currently the Hydrocarbons Subsecretary) to determine the weighted average monthly price by volume of total sales of natural gas in Argentina.

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

Resolution No. 417/2019 was later complemented by Resolution No. 506/2019 issued by the Governmental Secretariat of Energy and Resolution No. 294/2019 issued by the former Ministry of the Treasury. The latter established the operational procedures for natural gas exports, applicable until September 30, 2021.

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

Gas Plan 2020-2024 (GasAr Plan)

Recently, by means of Decree No. 892/2020, dated November 13, 2020, the Government implemented the Argentine Plan for the Promotion of Natural Gas Production – Supply and Demand Scheme 2020-2024 (“Plan de Promoción de la Producción de Gas Natural Argentino – Esquema de Oferta y Demanda 2020-2024”).

The most relevant aspects of the Gas Plan 2020-2024 are:

a.

The GasAr Plan was implemented through direct contracts between gas producers, on the one hand, and gas distributors and/or sub-distributors (to satisfy priority demand) and CAMMESA (the Wholesale Electricity Market Administrator, to satisfy demand of thermal power plants), on the other. Such contracts (i) were awarded and negotiated through, and (ii) the price of gas in the point of entry into the transportation system (“PIST” for its acronym in Spanish) arose from, a tender procedure carried out by the Secretariat of Energy, as detailed further below.

b.

It shall have an initial duration of four years, which may be extended by the Secretariat of Energy for additional periods of one year each based on its analysis of the gas market, demand volumes and investment possibilities in infrastructure. For off-shore projects, a longer term of up to eight years may be contemplated.

c.

Comprises a total volume of 70 mmcm/d for the 365 days of each year in which the GasAr Plan is in place (distributed as follows (i) Austral Basin 20 mmcm/d, (ii) Neuquina Basin 47.2 mmcm/d, and (iii) Northwest Basin 2.8 mmcm/d), and certain additional volumes for the winter seasonal period of each of the four years.

d.

Producers had to present an investment plan to reach the committed injection volumes and be bound to achieve a production curve per basin that guarantees the maintenance and/or increase of current levels of production.

e.

Participating producing companies may be offered preferential conditions for exports under firm condition for up to a total volume of 11 mmcm/d, to be committed exclusively during the non-winter period. The benefits for exports will apply both to the export of natural gas through pipelines and to its liquefaction in Argentina and subsequent export as LNG.

f.

The Argentine government may assume on a monthly basis payment of a portion of the price of natural gas in the PIST, in order to mitigate the impact of the cost of natural gas to be transferred to end users.

g.

The Argentine Central Bank established appropriate mechanisms to guarantee the repatriation of direct investments and their respective returns and/or the payment of principal and interest of foreign financings, provided that such funds have been entered into to Argentina through the Argentine Foreign Exchange Market as from the entry into force of the decree, and are used to finance projects under the GasAr Plan.

The Secretariat of Energy is tasked with implementing the plan. The Secretariat is assigned the power to implement a Supply Plan with maximum volume, terms and price references for natural gas in TSEP, applicable to supply agreements between suppliers and demanding agents to be executed within the framework of the plan, and that ensure the free formation and transparency of prices in accordance with Law No. 24.076.

On November 20, 2020, the Secretariat of Energy issued Resolution No. 317/2020, approving the bidding terms for the Public National Tender to award a natural gas volume of 70.000.000 m3 per day, for the 365 days of each calendar year of the GasAr Plan, and an additional volume for each of the winter periods from 2021 to 2024.

On December 1, 2020, the Secretariat of Energy issued Resolution No. 354/2020, setting forth the guidelines for CAMMESA to act within the GasAr Plan.

This resolution also set forth the new maximum prices in the TSEP, for each basin, for natural gas production not comprised in the GasAr Plan.

On December 15, 2020, the Secretariat of Energy issued Resolution No. 391/2020 (amended by Resolution No. 447/2020, dated December 29, 2020), awarding the natural gas volumes within the framework of the GasAr Plan, and approving the natural gas prices in the TSEP for awarded volumes.

On December 29, 2020, the Secretariat of Energy issued Resolution No. 447/2020, modifying certain aspects of Resolution 391/2020. Among other aspects, this resolution established that in order to ensure compliance of payment obligations under the contracts to be executed, the Secretariat of Energy, the distributors and sub-distributors shall deposit in a bank account the sums they perceive –monthly- in concept of gas at the TSEP. These funds shall be exclusively used to pay de natural gas acquired within the framework of contracts executed within the GasAr Plan.

On February 16, 2021 the Secretariat of Energy issued Resolution No. 117/2021, calling for a public hearing to treat the portion of the price of natural gas at TSEP whose payment the federal government will undertake under the GasAr Plan.

On February 20, 2021, given that the volumes of gas awarded under the first tender of the GasAr plan was insufficient to cover the projections for domestic demand for the winter periods 2021, 2022, 2023 and 2024, the Secretariat of Energy issued Resolution No. 129/2021, calling for Round 2 of the public national tender for the GasAr Plan.

On February 20, 2021, by means of Resolution No. 125/2021, the Secretariat of Energy instrumented fiscal credit certificates as guaranties under the GasAr Plan, to back the payment of compensations/incentives in head of the federal government, to be paid to producers. AFIP’s General Resolution No. 4939/2021, dated March 3, 2021, approved the procedure for the registration, application and assignment of these certificates.

Through of Resolution No. 144/2021 issued by the Secretariat of Energy, a series of guidelines were set forth to avoid disloyal practices against the GasAr Plan, in matters related to employment and direct provision of goods and services on behalf of small and medium businesses and regional companies.

The Social Solidarity and Productive Reactivation Law

On December 23, 2019, the Government enacted Solidarity Law, declaring a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters. The Solidarity Law establishes that (i) natural gas tariffs under federal jurisdiction will remain unaltered for a term of one hundred eighty (180) days as from December 23, 2019, and (ii) the executive branch is empowered to renegotiate tariffs under federal jurisdiction, either within the framework of the current general tariff reviews or through an extraordinary review, in accordance with Law No. 24,076 (Gas Law). The provinces were also invited to adhere to this policy.

In addition, the Solidarity Law empowered the Argentine Executive Branch to “maintain” natural gas tariffs under federal jurisdiction, renegotiate the integral tariff revision or initiate an extraordinary revision in accordance with Laws No. 24,065 and No. 24,076 for a term of maximum 180 days from the date the law is passed, offering a reduction of the real tariff burden on domestic, commercial and industrial consumers for the year 2020. On June 19, 2020, Decree No. 543/2020 extended the term established in Article 5 of the Social Solidarity Law until the end of 2020. On December 17, 2020, Decree No. 1,020 / 2020 extended the freezing of electricity and natural gas rates for a period of 90 days or until the new transitory rate schedules agreed in the transitory agreements come into effect.

Also, the Solidarity Law entitles the Argentine Executive Branch to intervene in the management of the ENARGAS (Ente Nacional Regulador del Gas) and the ENRE. On March 17, 2020, Decree No. 278/2020 was published in the Official Gazette, which provides for the State intervention in ENARGAS until December 31, 2020, which was extended by Decree No. 1,020/2020 until the earlier of (i) December 31, 2021, or (ii) until the end of the renegotiation of the tariff revision provided for by the decree is completed, the earlier of.

Through Decree No. 311/2020, the Argentine Executive Branch established the prohibition for gas service providers (among other services) to suspend or cut off services in case of default or non-payment of up to seven (7) consecutive or alternate invoices, due as from March 1, 2020 (subsequently modified to six (6) invoices). Such measure is applicable with respect to: beneficiaries of the Universal Child Allowance (AUH) and Pregnancy Allowance; beneficiaries of Non-Contributory Pensions who receive gross monthly income not exceeding two (2) times the Minimum Living and Mobile Wage; users registered in the Social Monotax Regime; retirees and pensioners; workers in a relationship of dependency who receive a gross remuneration lower or equal to two (2) Minimum Vital and Mobile Wages; monotax workers registered in a category whose monthly annual income does not exceed two (2) times the Minimum Vital and Mobile Wage; users who receive unemployment insurance; electro-dependents, beneficiaries of Law No. 27,351; users included in the Special Social Security Regime for Employees of Private Homes (Law No. 26,844); exempted from payment of ABL or local taxes of the same nature; Micro, Small and Medium-sized Enterprises (MSMEs), as provided for by Law No. 25,300 affected by the emergency; Cooperatives, Small and Medium-sized Enterprises (SMEs), as provided for by Law No. 25,300. 300 affected in the emergency; Work Cooperatives or Recovered Companies registered in the National Institute Of Associativism And Social Economy (INAES) affected in the emergency; public and private health institutions affected in the emergency; Public Welfare Entities that contribute to the elaboration and distribution of food within the framework of the food emergency. By means of Decree No. 756/2020, this measure was extended until December 31, 2020.

On June 19, 2020, by means of Decree No. 543/2020, the Argentine Executive Branch extended the tariff freeze set forth in the Solidarity Law for an additional 180 days from the expiration of the previous term.

On December 16, 2020, by means of Decree No. 1020/2020 provides for:

(i)

the renegotiation of the integral tariff revision in force corresponding to the providers of public utilities of transportation and distribution of electric power and natural gas under federal jurisdiction was initiated, within the framework of the provisions of Article 5 of the Solidarity Law. The term of the renegotiation may not exceed a period of two (2) years from the date of issuance of the referred Decree No. 1020/2020.

(ii)

extended the tariff freeze imposed by the Solidarity Law for an additional period of ninety (90) days as from the end of the term set forth in Decree No. 543/2020, or until the new provisional tariff values enter in force, whichever occurs first.

On February 22, 2021, the ENARGAS issued Resolution No. 47/2021, setting a public hearing with the purpose of treating the “Tariff Transition Regime”, pursuant to Decree No. 1020/2020. The public hearing (No. 101) was held on March 16, 2021.

New Investment Promotion Regime for Exports

On April 7, 2021, the Argentine Executive Branch issued Decree N° 234/2021, which established a new investment promotion regime for exports (the “Promotion Regime”), aimed at, among other matters, increasing the export of goods and promoting sustainable economic development. The Ministry of Economy and the Ministry of Productive Development have been appointed as regulatory authorities for the Promotion Regime.

The Promotion Regime provides for the investment in new productive projects in, among others, forestry, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as the expansion of existing business units, that require investment for the purposes of increasing their production. As for commodities such as wheat, wheat flour, corn, soy, and biodiesel, among others, the exports are excluded for the purposes of calculating the benefits. Although the regulators may include and/or exclude activities from the Promotion Regime, the Decree No. 234/2021 states that acquired rights will not be affected.

The requirements to access the Promotion Regime include:

a.	Both legal entities and individuals, residents or non-residents may apply

b.	Presentation of an “Investment for Exports Project” consisting of a minimum direct investment of one hundred million U.S. Dollars (U$S 100,000,000)

c.	Beneficiaries must comply with the terms and conditions of the projects presented and approved by regulators.

d.

Individuals and legal entities whose representatives/directors had been convicted for certain offenses with imprisonment and/or disbarment penalties for a certain period of time, (ii) individuals and legal entities that have due and unpaid tax or social security debts, or where imposed the payment of taxes, duties, fines or surcharges by a final judicial or administrative decision in connection with customs, foreign exchange, tax or social security matters, and (iii) persons that had defaulted, without justification, their obligations in connection with other promotion regimes; may not apply to the Promotion Regime.

Upon verification of the relevant requirements, the regulators will approve the project and issue an “Export Investment Certificate” for purposes of accessing the benefits established by the Promotion Regime, which will last for 15 years.

The beneficiaries which participate in the Promotion Regime will be able to apply up to 20% of the foreign currency proceeds obtained from the exports related to the project to (i) the payment of principal and interest of foreign financial or commercial debts, (ii) the payment of dividends and (iii) the repatriation of direct investments of non-residents. However, this benefit cannot exceed an annual maximum equivalent to 25% of the gross amount of foreign currency settled by such beneficiary through the FX Market to finance the development of the project. Exports proceeds will not be considered for this calculation.

The benefits under the Promotion Regime will cease (i) upon the expiration of the term of use, (ii) in certain cases, when the beneficiary does no longer have the capacity to carry out the activity that is the reason of the investment project, as set forth in the applicable regime, or (iii) if the beneficiary defaults its obligations under this Promotion Regime without justification.

Mexico’s Oil and Gas Industry Overview

Mexico is the eleventh largest producer of oil in the world and has the fourth largest proved oil reserves in Latin America, after Venezuela, Brazil and Ecuador. Mexico has significant hydrocarbon resources with estimated oil and gas proved developed and undeveloped reserves of 8.1 Bnboe, 3P reserves of 23.1 Bnboe and estimated prospective resources of 112.9 Bnboe, in each case as of January 1, 2020. There exist multiple formations to develop productive fields.

The Mexican subsurface has multiple geological plays and provides sizeable opportunities across the risk spectrum, from onshore mature fields to large deep-water projects. While oil and gas reserves are strongly concentrated in Southeast Basin plays, prospective resources are spread across multiple plays across several basins, which could lead to more opportunities for oil and gas participants to access previously untapped reservoirs. Mexico’s total oil production has declined from 3.33 MMbbl/d in 2005 to 1.66 MMbbl/d in 2020 due to the decrease in production from the Cantarell field, according to CNH. Nevertheless, there exists opportunities for private operators and Pemex to increase production through the introduction of new technologies for the use and exploitation of fields more technically challenging resources from shallow and deep-water exploration, as well as secondary and tertiary recovery projects in onshore conventional fields and unconventional resource exploration.

Mexican Oil and Gas Reserves as of January 1, 2020 (Bnboe)
		Reserves
Geological basin	Cumulative production	1P	3P
Southeast	51.0	6.4	14.7
Tampico Misantla	3.8	0.9	5.6
Burgos	2.7	0.2	0.4
Veracruz	0.9	0.5	1.7
Sabinas	0.0	0.0	0.0
Others*	0.3	0.0	0.5
Deepwater	0.0	0.1	0.2

Total Mexico	58.7	8.1	23.1

Total Pemex	58.6	7.2	19.5

Rest of opportunities	0.1	0.9	3.6

*	Includes Cinturón Plegado de Chiapas and Plataforma Burro-Picachos

Source: Pemex and CNH.

Although the largest resources are in the offshore and shale plays, substantial potential still exists in onshore conventional reservoirs. According to Mexico Oil and Gas Review, there are approximately 500 mature fields that are currently generating aggregate production of approximately 2,400 Mbbl/d. Mexico’s shale resource base is among the largest in the world and is located only a few hundred miles away from the more developed U.S. shale plays with which the formations share many similarities. According to the EIA, technically recoverable shale resources, estimated at 545 Tcf of natural gas and 13.1 Bnbbl of oil, are potentially larger than the country’s proven conventional reserves.

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

The 2013 Energy Reform

Mexico’s energy industry has undergone historic and vital reforms aimed at encouraging growth and modernization that we believe will attract significant private investment in the sector. In 2013, Mexico’s government proposed far-reaching constitutional reforms aimed at modernizing the energy industry and increasing access to the country’s oil and gas reserves, production capacity and overall supply infrastructure to aid in Mexico’s economic growth, increase fiscal revenues and strengthen the federal budget. Furthermore, and relying on the approved constitutional reforms, Mexico’s Congress passed secondary economic and technical legislation in August 2014, impacting energy related activities ranging from upstream to downstream activities and from resource exploitation to power generation.

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

As part of the energy reforms, SENER released a five year (2015 – 2020) hydrocarbon tender plan (the “Five Year Plan”). The Five Year Plan was intended to be a blue print of the government’s strategy to increase hydrocarbon production, replenish existing reserves and maximize interest from participants in future licensing rounds. The Five Year Plan is considered a fundamental pillar of Mexico’s energy policy and one of the key instruments for implementation of the energy reforms. SENER will also seek feedback from industry participants and operators in order to offer the most attractive opportunities.

As of the date of this annual report, the CNH has awarded and executed 112 contracts of exploration and production. Of those, 52 (46.5%%) have been onshore, while approximately 32 (28.5%) have been in shallow waters and 28 (25%) have been in deep waters. In 2020, production reached a total aggregate amount of 19,976 Mbd of oil and 58,058 MMpcd of natural gas.

To date, the Mexican government has successfully completed the first, second and third bidding rounds. One hundred and four blocks were awarded through nine different tenders, 38 in Round 1, 50 in Round 2 and 16 in Round 3. Many reputable international oil and gas companies have been awarded blocks in these rounds, including, among others, Total, Shell, ENI, Petronas, Ecopetrol, Repsol, Murphy, Ophir, Premier, Statoil, DEA, Lukoil, CNOOC, Pan American, Fieldwood and Talos. These represent the first E&P Agreements awarded in Mexico since 1938. During 2020, some of these companies have commenced marginal oil production.

On December 11, 2018, the CNH cancelled the second and third bids for Round 3. This was due to the fact that SENER required the withdrawal of all the blocks that were going to be tendered in order to carry out a greater analysis of the prospects incorporated in the tenders. As of the date of this annual report, the CNH had not published new calls for bids and had not released the yearly update of the Five-Year Plan. Further, during a press conference held on January 24, 2020 the head of SENER stated that hydrocarbon tender rounds and farm-outs are not currently a part of the Federal Government’s plans to increase oil production.

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

Oil and Gas Services Sector

Despite the growing demand for refined products throughout the country, Mexico lacks efficient transportation, distribution and storage infrastructure for liquid petroleum products. While trucks and ships continue to provide a significant percentage of refined petroleum transportation, there are increasing opportunities to provide more efficient transportation to reach growing demand at consumption centers. According to the Ministry of Energy Oil and Refined Products Compendium 2019, during 2019, demand of liquid petroleum products increased 3.2% as compared to 2016, representing a potential investment opportunity in liquid petroleum transportation and storage infrastructure.

The following map shows potential projects with the objective of improving existing infrastructure and developing new infrastructure for the refined products sector.

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

Additionally, on March 26, 2021, President López Obrador, introduced a bill of reform to amend the Hydrocarbons Law (Ley de Hidrocarburos) to the Chamber of Deputies. In general terms, the bill intends to affect the permit regime currently set forth in the Hydrocarbons Law, by granting greater powers to the Ministry of Energy (SENER) and the CRE to grant, review and revoke the different permits contemplated in the Hydrocarbons Law. The main objectives of the bill include, among others, are: (i) the fulfillment of the public policy of minimum storage of petroleum products; (ii) increasing the regulation of the revocation of existing permits; (iii) combating fuel theft (illegal bunkering); and (iv) allowing for the suspension of permits in the event of a national security issue.

Moreover, the bill attempts to wrestle back public control of Mexico’s fuel sales sector. We anticipate that the bill will likely have a greater impact on entities in the downstream and midstream segments. The amendments introduced by the bill may potentially affect all kinds of permits, indistinctly, resulting in SENER and CRE having the ability to: (i) revoke, suspend or intervene, export and commercialization permits of hydrocarbons; (ii) liquefaction, transportation and storage of natural gas, oil or petroleum products; and (iii) import, commercialization, distribution and retail of petroleum products.

While the bill, in principle, does not seem to affect the activities of hydrocarbons exploration and production under our E&P license contracts, it is important to note that, given the broad authority granted to the CRE and SENER, the bill may potentially impact our sale of crude oil and natural gas, as such activity is executed through our commercialization permit granted by the CRE (and may indirectly affect the development of our E&P activities under our license contracts).

The bill is expected to be passed by the Mexican Senate before the end of the current legislative period on April 30, 2021.The bill’s entry into force is subject to discussion and approval by the Mexican Congress and, if applicable, its subsequent publication in the Official Gazette of Mexico.

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

We are subject to several environmental laws and regulations promulgated by local and federal governments in Argentina and Mexico which may affect the utilization of the assets. In addition, other environmental issues may influence the Company’s use of property, plant and equipment. See “Item 3—Key Information—Risk Factors—Risks Related to our Business and Industry— The oil and gas industry is subject to particular operational and economic risks” and “Item 4—Information on the Company—Business— Sustainability Matters”.

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

The following discussion is based on, and should be read in conjunction with our Audited Financial Statements and related notes contained in this annual report.

ITEM 5A.	OPERATING RESULTS

The following table presents our selected financial data as of and for each of the years in the three-year period ended December 31, 2020. Our historical results for any prior period do not necessarily indicate results to be expected for any future period.

The selected consolidated statement of comprehensive income for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated statement of financial position as of December 31, 2020, 2019 and 2018, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Audited Financial Statements included elsewhere in this annual report.

Our results of operations for the fiscal years 2020, 2019 and for the 2018 Successor Period, are not directly comparable to our results of operations for the 2018 Predecessor Period due to the effects of the Initial Business Combination. For further information, see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations.”

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

You should read the information below in conjunction with our Audited Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information”.

	Successor			Predecessor
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from April 4, 2018 through December 31, 2018	For the period from January 1, 2018 through April 3, 2018
	(in thousands of US$)
Revenue from contract with customers	273,938	415,976	331,336	44,463
Cost of sales:
Operating expenses	(88,018)	(114,431)	(86,245)	(18,367)
Crude oil stock fluctuation	3,095	310	(1,241)	733
Depreciation, depletion and amortization	(147,674)	(153,001)	(74,772)	(14,194)
Royalties	(38,908)	(61,008)	(50,323)	(6,795)

Gross profit	2,433	87,846	118,755	5,840

Selling expenses	(24,023)	(27,138)	(21,341)	(3,091)
General and administrative expenses	(33,918)	(42,400)	(24,202)	(1,466)
Exploration expenses	(646)	(676)	(637)	(134)
Other operating income	5,573	3,165	2,699	1,240
Other operating expenses	(4,989)	(6,180)	(18,097)	(135)
Impairment of long-lived assets	(14,438)	—	—	—

Operating profit	(70,008)	14,617	57,177	2,254

Interest income	822	3,770	2,532	239
Interest expense	(47,923)	(34,163)	(15,746)	(23)
Other financial results	4,247	(715)	(22,920)	(1,159)

Financial results, net	(42,854)	(31,108)	(36,134)	(943)

(Loss)/Profit before income tax	(112,862)	(16,491)	21,043	1,311

Current income tax (expense)	(184)	(1,886)	(35,450)	(4,615)
Deferred income tax (expense) / benefit	10,297	(14,346)	(11,975)	(3,345)

Income tax benefit / (expense)	10,113	(16,232)	(47,425)	(7,960)

Net (loss) for the year/period	(102,749)	(32,723)	(26,382)	(6,649)

Other comprehensive income
Other comprehensive that will not be reclassified to profit or loss in subsequent periods
—Remeasurements profit/(loss) related to defined benefits plans	460	(1,577)	(3,565)	(89)
- Deferred income tax (expense) / benefit	(114)	394	891	22

Other comprehensive that will not be reclassified to profit or loss in subsequent periods	346	(1,183)	(2,674)	(67)

Other comprehensive (loss) for the year/period, net of tax	346	(1,183)	(2,674)	(67)

Total comprehensive (loss)/profit for the year/period	(102,403)	(33,906)	(29,056)	(6,716)

(Losses)/Earnings per share attributable to equity holders of the parent
Basic and Diluted (In U.S. dollars per share):	(1.175)	(0.409)	(0.375)	(0.070)
Other financial information
Adjusted EBITDA(1)	95,607	170,862	146,347	16,966
Adjusted EBITDA margin(2)	0.35	0.41	0.44	0.38

(1)

We calculate Adjusted EBITDA as profit (loss) for the period / year plus income tax expense, financial results, net, depreciation, depletion and amortization, transaction costs related to business combinations, restructuring and reorganization expenses and impairment (recovery) of property, plant and equipment. We present Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our core operations that facilitates period to period comparisons on a consistent basis. Our management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA is not a measure of liquidity or operating performance under IFRS and should not be construed as an alternative to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

(2)	We calculate Adjusted EBITDA margin by dividing Adjusted EBITDA by revenues from contracts with customers.

The following table sets forth the reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt:

	Successor			Predecessor
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from April 4, 2018 to December 31, 2018	For the period from January 1, 2018 to April 3, 2018
Net (Loss) Profit for the period/year	(102,749)	(32,723)	(26,382)	(6,649)
Income tax expense	(10,113)	16,232	47,425	7,960
Financial results, net	42,854	31,108	36,134	943
Depreciation, depletion and amortization	147,674	153,001	74,772	14,712
Transaction costs related to business combinations	—	—	2,380	—
Restructuring and reorganization expenses	4,886	3,244	12,018	—
Bargain purchase on business combination	(1,383)	—	—	—
Impairment recovery of property, plant and equipment	14,438	—	—	—
Adjusted EBITDA	95,607	170,862	146,347	16,966
Revenue from contracts with customers	273,938	415,976	331,336	44,463
Adjusted EBITDA margin	0.35	0.41	0.44	0.38

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
	(in thousands of US$)
Current and non-current borrowings	539,786	451,413	304,767
Cash, bank balances and other short term investments	202,947	260,028	80,908
Net Debt	336,839	191,385	191,385

Selected Consolidated Statement of Financial Position

	Successor
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Assets
Non-current assets
Property, plant and equipment	1,002,258	917,066	820,722
Goodwill	28,484	28,484	28,484
Other intangible assets	21,081	34,029	31,600
Right-of-use-assets	22,578	16,624	—
Trade and other receivables	29,810	15,883	20,191
Deferred income tax	565	476	—

Total non-current assets	1,104,776	1,012,562	900,997

Current assets
Inventories	13,870	19,106	18,187
Trade and other receivables	51,019	93,437	86,050
Cash, bank balances and other short-term investments	202,947	260,028	80,908

Total current assets	267,836	372,571	185,145

Total assets	1,372,612	1,385,133	1,086,142

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	659,400	659,399	513,255
Share-based payment reserve	23,046	15,842	4,021
Accumulated other comprehensive loss	(3,511)	(3,857)	(2,674)
Accumulated loss	(170,417)	(67,668)	(34,945)

Total shareholders’ equity	508,518	603,716	479,657

Liabilities
Non-current liabilities
Deferred income tax liabilities	135,567	147,019	133,757
Leases liabilities	17,498	9,372	—
Provisions	23,909	21,146	16,186
Borrowings	349,559	389,096	294,415
Warrants	362	16,860	23,700
Employee defined benefit plans obligation	3,461	4,469	3,302
Accounts payable and accrued liabilities	—	419	1,007

Total non-current liabilities	530,356	588,381	472,367

Current liabilities
Provisions	2,084	3,423	4,140
Leases liabilities	6,183	7,395	—
Borrowings	190,227	62,317	10,352
Salaries and social security payable	11,508	12,553	6,348
Income tax payable	—	3,039	22,429
Other taxes and royalties payable	5,117	6,040	6,515
Accounts payable and accrued liabilities	118,619	98,269	84,334

Total current liabilities	333,738	193,036	134,118

Total liabilities	864,094	781,417	606,485

Total shareholders’ equity and liabilities	1,372,612	1,385,133	1,086,142

Dividends and Shares
Number of shares	87,851,288	87,133,506	70,409,317
Dividends declared	—	—	—
Dividends declared per-share	—	—	—

Source of Revenues

Vista is principally engaged in the oil and gas business in the E&P industry. Our oil and gas operations derive revenues mainly from the sale of crude oil, natural gas, and NGL. During the year ended December 31, 2020, oil sales contributed 86% of our total revenues, natural gas sales contributed 12% of our total revenues and NGL sales contributed 1% of our total revenues. During the year ended December 31, 2019, oil sales contributed 81.3% of our total revenues, natural gas sales contributed 17.2% of our total revenues and NGL sales contributed 1.5% of our total revenues.

During the 2018 Successor Period, oil sales contributed 78.5% of our total revenues, natural gas sales contributed 19.7% of our total revenues and NGL sales contributed 1.8% of our total revenues. During the 2018 Predecessor Period, oil sales contributed 70.8% of our total revenues, natural gas sales contributed 25.7% of our total revenues and NGL sales contributed 3.5% of our total revenues. During 2020, most of our revenues were generated in Argentina. For the periods of 2019 and 2018, all of our revenues were generated in Argentina.

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

Production Results and Other Operating Data

The following table sets forth summary unaudited information about the oil and natural gas historical production volumes and other relevant operating and financial data of the assets we own in Argentina and Mexico. The historical production volumes and other relevant operating data included below was calculated at their respective working interest percentages, including 100% working interest in Entre Lomas, Agua Amarga, Bajada del Palo Oeste and Bajada del Palo Este concessions, 10% in Coirón Amargo Sur Oeste, 84.62% in Coirón Amargo Norte, 1.5% in Acambuco, 100% in JDM and 100% in 25 de Mayo-Medanito, 90% in Águila Mora, in each case for the periods indicated, and 50% working interest in the blocks CS-01, A-10 and TM-01, only for the year ended December 31, 2020. Royalties payable to provinces have not been deducted from our net production amounts given that substantially all of our production is currently in Argentina and under Argentine law royalties constitute a production tax payable in cash (and do not give provinces a direct interest in such production to make lifting and sales arrangements independently). We account for royalties as cost of sales.

	Successor		Predecessor
	Year ended December 31	Year ended December 31,	Period from April 4 to December 31,	Period from January 1 to April 3,
	2020	2019	2018
Net production volumes(1):
Oil (MMbbl)	6.7	6.7	4.0	0.5
Natural Gas (Bncf)	15.8	20.8	14.0	0.7
NGL (MMboe)	0.2	0.3	0.2	0.1
Total (MMboe)	9.7	10.6	6.7	1.1
Average daily net production (boe/d)	26,594	29,112	24,425	11,583
Average realized sales price(2):
Oil (US$/bbl)	37.2	53.0	67.2	60.8
Natural Gas (US$/MMBtu)	2.0	3.3	4.6	4.1
NGL (US$/bbl)	17.5	23.8	34.2	29.7
Average realized sales price (US$/boe)	28.1	39.1	49.3	42.7
Average unit costs (US$/boe)(3):
Operating expenses	9.0	10.8	12.8	17.6
Royalties(4)	4.0	5.7	7.5	6.5
Depreciation, depletion and amortization	15.2	14.4	11.1	13.6
Other data (in thousands of US$)
Operating expenses	88,018	114,431	86,245	18,367
Royalties(4)	38,908	61,008	50,323	6,795
Depreciation, depletion and amortization	147,674	153,001	74,772	14,194

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

(3)

We calculate average unit costs per boe by dividing operating expenses, royalties or depreciation, depletion and amortization for the relevant period, as applicable, by average daily net production multiplied by days in each period (90 days for 2018 Predecessor Period, 275 days for 2018 Successor Period,365 days for 2019 and 366 days for 2020).

(4)

Measured based on our working interest. Royalties are applied to the total production of the concessions, and are calculated by applying the applicable royalty rate to the production, after discounting certain expenses in order to bring the value of the cubic meter of crude oil, natural gas and liquefied gas at a price from wellhead.

The following table highlights certain operating data through the end of the fourth quarter of 2020:

	2020
	Three -month period ended December 31,	Three- month period ended September 30,	Three-month period ended June 30,	Three-month period ended March 31,
Average Brent Oil Price (US$ per bbl)(1)	45.3	43.3	33.4	50.8
Average Medanito Crude Oil Price (US$ per bbl)(2)(3)	40.4	41.4	30.3	48.6
Average Natural Gas Price (US$ per MMBtu)(3)	2.0	2.5	2.2	2.5
Net production volumes:
Oil (MMbbl)	2.1	1.6	1.4	1.5
Natural Gas (Bncf)	3.7	3.8	3.9	4.5
NGL (MMboe)	0.0	0.1	0.1	0.1
Total (Mboe)	2.8	2.3	2.2	2.4
Average realized sales price:
Oil (US$/bbl)	40.1	39.1	26.5	43.0
Natural Gas (US$/MMBtu)	1.6	2.2	2.2	2.2
NGL (US$/bbl)	18.1	15.1	15.7	20.9
Lifting Cost (US$/boe)	8.0	9.9	8.6	9.9
Number of conventional wells drilled	0	0	0	0
Number of shale wells drilled	10	2	0	4
Revenue from contracts with customers	79,536	69,863	51,219	73,320

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy.
(4)	Source: Argentine Secretariat of Energy and US$/AR$ exchange rate according to Communication “A” 3500 of the Argentine Central Bank.

Factors Affecting our Results of Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, natural gas and liquid gas we produce and sell;

•	the effects of the COVID-19 outbreak and the measures adopted by the countries in which we operate as a result of the pandemic;

•	pricing regulation, mainly related to gas;

•	export administration by the Argentine and Mexican governments and domestic supply requirements;

•	international and domestic prices of crude oil and oil products;

•	discount of our oil production to market prices;

•	our capital expenditures and financing availability;

•	cost increases;

•	market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest;

•	taxes, including export taxes;

•	regulation of capital flows;

•	exchange rates;

•	interest rates; and

•	changes to demand for hydrocarbon products and related services as the result of COVID-19 pandemic related disruptions.

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

The following table sets forth key economic indicators in Argentina during the periods indicated:

	2020		2019		2018		2017	2016	2015
Real GDP (% change) (3)	(9.9	)(1)	(2.1	)(1)	2.6	(2)	(2.1)	2.7	(2.5)
Nominal GDP (in millions of AR$)(3)	27,021,238	(1)	21,447,250	(1)	14,542,722	(2)	10,660,228	8,228,160	5,954,511
Consumer Price Index (CPI) variation (in %)(4)	36.1		53.8		47.6		24.8	41.0	26.9
Nominal Exchange Rate (in AR$/US$ at period end)	89.3		63.0		37.8		18.8	15.9	13.0

(1)	Preliminary data.
(2)	Provisional data.
(3)	Source: INDEC. Preliminary and provisional data are shown as stated by INDEC.
(4)	The inflation from 2013 to 2016 corresponds to the one published by the Buenos Aires City Government.

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

	Average(1)	End of Period
Year Ended December 31, 2016	15.0	15.9
Year Ended December 31, 2017	16.7	18.7
Year Ended December 31, 2018	29.3	37.7
Year Ended December 31, 2019	51.1	63.0
Year Ended December 31, 2020	74.9	89.3
Month Ended September 31, 2020	79.1	80.0
Month Ended October 31, 2020	82.5	83.5
Month Ended November 30, 2020	85.1	86.5
Month Ended December 31, 2020	87.8	89.3
Month Ended January 31, 2021	90.9	92.3
Month Ended February 31, 2021	93.5	94.5
Month Ended March 31, 2021	96.1	97.5

(1)	Yearly data reflect average of month-end rates. Monthly data reflect average of day-end rates.

Sources: Banco de la Nación Argentina

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Mexican pesos per dollar (price to settle obligations published by Banco de México).

	Average(1)	End of Period
Year Ended December 31, 2016	18.7	20.7
Year Ended December 31, 2017	18.9	19.7
Year Ended December 31, 2018	19.2	19.7
Year Ended December 31, 2019	19.3	18.9
Year Ended December 31, 2020	21.5	19.9
Month Ended September 31, 2020	21.6	22.5
Month Ended October 31, 2020	21.4	21.4
Month Ended November 30, 2020	20.5	20.0
Month Ended December 31, 2020	20.0	19.9
Month Ended January 31, 2021	19.9	20.3
Month Ended February 31, 2021	20.3	20.9
Month Ended March 31, 2021	20.8	20.6

(1)	Reflects average of day-end rates.

Sources: Banco de México

The majority of our sales are directly denominated in U.S. Dollars or indexed to the U.S. dollar. We collect a significant portion of our revenues in Argentine Pesos pursuant to prices which are indexed to the U.S. Dollar, mainly revenues resulting from the sale of natural gas and crude oil, which sales are invoiced in U.S. dollars using the U.S. Dollar/Argentine Peso exchange rate as of the date of issuance of the invoice payable within a 30- to 65-day payment period. However, our invoices are subject to adjustment to the prevailing U.S. Dollar/Argentine Peso exchange rate in effect as of the date of payment. Any significant increase in the Argentine Peso price as a result of a decline in the peso/dollar exchange rate could lead to decreased sales volumes as a result of increases in the effective price in Argentine Pesos paid by our customers for natural gas and crude oil. We are exposed to the risk that purchasers of our natural gas and crude oil may be unable to pay amounts owed to us following a depreciation of the Argentine Peso.

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

Warrants

Under IFRS, a contract to issue a variable number of common shares, such as our warrants, should be classified as a financial liability and measured at fair value, with changes in fair value recognized in the consolidated statement of profit or loss and comprehensive income. As of the date of this annual report, we had 70,000,000 Warrants and 29,680,000 Sponsor Warrants outstanding (totaling 99,680,000 warrants outstanding) that are exercisable for 23,333,333 and 9,893,333 series A shares, respectively. These warrants have been accounted for as a liability and are subject to adjustment of their fair market value at each reporting period. The determination of fair market value is subject to assumptions and estimates and changes to these assumptions and estimates could impact the valuation of the warrants, which could in turn have an effect on our consolidated statement of profit or loss and comprehensive income. For more information on our warrants, see “Item 10—Additional Information—Memorandum and Articles of Association—Warrants” and Note 18.3 of our Audited Financial Statements.

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

Leases

On January 1, 2019, we adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application on January 1, 2019 and recognized all the leases agreements and service agreements that are in substance a lease their corresponding right of use asset and liability. Under this method, the standard is applied with the cumulative effect of initially applying the standard recognized at the date of initial application. Please refer to Note 15 of our Audited Financial Statements for more details regarding the impact that adoption of this standard have in our financial information.

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

During 2020, global oil prices decreased sharply as the result of continued constraints on demand that resulted from restrictions related to the COVID-19 Pandemic. Global economic recovery boosted the demand for crude oil, prices recovered in late 2020. By early 2021, global oil prices were back to pre-pandemic levels, although volatility remained high and the risk of second or third waves of COVID-19 negatively impacting prices cannot be discarded.

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

The following table highlights the quarterly average price trends for crude oil and natural gas in U.S. Dollars for the periods presented:

	2020				2019	2018	2017	2016	2015	2014
	Q4	Q3	Q2	Q1
Average Brent Oil Price (per bbl)(1)	45.3	43.3	33.4	50.8	43.2	71.69	54.74	45.13	53.60	99.45
Average Medanito Crude Oil Price (per bbl)(2)	40.4	41.4	30.3	48.6	54.0	64.98	56.52	63.40	74.59	79.20
Average Natural Gas Price (per MMBtu)(3)	2.0	2.5	2.2	2.5	3.35	4.42	3.76	3.21	2.08	2.19

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy.

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

The COVID-19 pandemic is currently causing a significant impact on the global economy and financial markets, the oil and gas industry, and our operations in Argentina and Mexico.

We summarize below the main drivers that we believe affected our performance during 2020 and may affect our performance during 2021 and beyond:

Decline in oil demand. The demand of our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. The effects of the COVID-19 global crisis have led to a worldwide economic slowdown, and as a result there has been a decrease in global demand for crude oil and derivatives. Latest estimates from the IEA, EIA and OPEC forecast that global crude oil demand will reach 99.6 MMbb1/d for the full year 2021 compared to 94.1 MMbb1/d for the year 2020. Such variation represents a 5.5 MMBbl/d increase during the full year 2021, compared to a decline of 8.8 MMbbl/d during 2020. Although the surge of COVID-19 cases is lowering the pace of the recoup, it is expected that after the proposed vaccination campaigns and an acceleration in the economic activity, the demand should show a larger growth during the second half of 2021. In addition, governments around the globe, including Argentina and Mexico, have implemented measures to protect their population against the COVID-19. These preventive measures have caused a decrease in demand of certain goods and services, including petroleum products. As of the date of this annual report, we cannot predict what effect these measures will have on our operations or our financial condition. In Argentina we are currently experiencing similar levels of crude oil demand contraction, which has forced us to shut-in production, as explained below.

Decline in international crude oil prices. As discussed in “Item 3—Key Information—Risk Factors—Risks related to our Business and Industry—We are exposed to the effects of fluctuations in the international prices of oil and gas”, during March and April 2020, Brent oil prices were forced downwards by contracting crude oil demand and the lack of consensus between OPEC and OPEC+ regarding production curtailments in early March. Argentine crude oil prices are linked to Brent, so were also forced downwards, amid a collapsing demand in the domestic market. As a result, our average realized oil prices during March 2020 were $24.6/bbl. The average Brent oil price (per bbl) during the first, second, third and fourth quarters of 2020 was $50.8/bbl, $33.4/bbl, $43.3/bbl and $40.4/bbl, respectively.

Activity. In light of lower realized prices in Argentina and Mexico, and due to the sudden drop in crude oil demand in Argentina, on March 20, 2020 we decided to stop our drilling and completion activity in our Vaca Muerta project in Bajada del Palo Oeste. To ensure the continuity of our operations, we implemented a Business Continuity Plan (BCP) based on keeping minimum crew shifts operating as fully independent cells. Our cell strategy assembles people in small teams working in the field with minimal or no interaction with other cells. We coordinate weekly emergency drills to prepare employees and contractors to better manage symptoms compatible with COVID-19. Entrance controls, temperature tests, medical surveys are performed for employees and third-party contractors before they arrive at their shift to rule out any COVID-19 compatible symptoms cases. During the third quarter of 2020, we adopted a new protocol to restart drilling, completion and pulling operations.

Production. The COVID-19 pandemic significantly affected international and local oil demand: global prices plummeted and a complex scenario to evacuate production ensued, impacting oil companies’ revenue streams and financial strength. Due to the contraction in crude oil demand, on March 20, 2020, we decided to shut-in our 12 wells in Vaca Muerta, which equated to approximately 30% of our total production then. In addition, we quickly found solutions to the complex commercial context of 2020: we were first movers in Argentina in securing floating storage to avoid oil sales at low prices in the second quarter of 2020; and increased exports to approximately 2.8 million barrels of oil among the recovery of the international oil demand, becoming Argentina’s top exporter of light oil in 2020. All 12 wells were reopened in May 2020.

Cost Savings. Our response to COVID-19 involved the financial, operational and contractual areas, contributing to Vista’s resilience in a tough environment of declining oil price and demand. Complementing our BCP, we adopted a business strategy focused on cash preservation and strategic value protection. Our cash preservation plan included a decrease of about 30% in 2020 capital expenditure as compared to the original budget, as well as a review of more than 20 oilfield operations contracts and a thorough review of G&A expenses according to a lean mindset. The review of the aforementioned contracts led to leaner company with a re-based operating cost structure.

Financial performance. The combination of lower realized prices and lower production levels adversely impacted our net revenues, Adjusted EBITDA and cash flows from operations in the coming quarters. As of December 31, 2020, Vista performed an impairment test that resulted in a US$14.4 million impairment loss, mainly driven by prices of crude oil, natural gas and NGL and an increase in the discount rate. Further, continuous poor economic performance could eventually lead to an additional recognition of impairment charges of some assets which could include accounts receivables, deferred tax assets goodwill and property, plant and equipment in the future, a deterioration in our financial coverage ratios, and cause us to exceed the financial covenants agreed upon in the Credit Agreement. A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress.

In light of all the above-mentioned circumstances and given the uncertainty of the lasting effect of the COVID-19 pandemic, Vista has adopted decisive measures. Vista has continued to operate during the COVID-19 pandemic, while monitoring the impact on the health of our workers and on our business operations. In accordance with our business continuity plan, we have reduced our workforce active in our fields, implemented alternating shifts, allowed most of our workforce to work remotely and implemented additional procedures to disinfect our facilities. In addition, we are performing temperature checks for those employees working in the fields and implemented a protocol for COVID-19 symptoms and diagnosis.

For more information on the risks related to the COVID-19 pandemic see “Item 3—Key Information—Risk Factors—Risks related to our Business and Industry—We are exposed to the effects of fluctuations in the international prices of oil and gas”, “Item 3—Key Information—Risk Factors—Risks related to our Business and Industry—We are exposed to contractions in the demand of crude oil and natural gas and contractions in the demand of any of their by-products”, “Item 3—Key Information—Risk Factors—   Risks Related to the Argentine and Mexican Economies and Regulatory Environments—The coronavirus and the measures taken or to be implemented by the Argentine and Mexican governments in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations” and “Item 3—Key Information—Risk Factors—Risks Related to our Business and Industry—We are exposed to the effects of fluctuations in the international prices of oil and gas.”

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

Year ended December 31, 2020 compared to year ended December 31, 2019

	For the year ended December 31, 2020		For the year ended December 31, 2019
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contract with customers	273,938	100%	415,976	100%
Cost of sales	(271.505)	(99%)	(328,130)	(79%)
Gross profit	2,433	1%	87,846	21%
Selling expenses	(24,023)	(9%)	(27,138)	(7%)
General and administrative expenses	(33,918)	(12%)	(42,400)	(10%)
Exploration expenses	(646)	(0%)	(676)	(0%)
Other operating income	5,573	2%	3,165	1%
Other operating expenses	(4,989)	(2%)	(6,180)	(1%)
Impairment of long-lived assets	(14,438)	(5%)	—	—
Operating profit	(70,008)	(26%)	14,617	4%
Interest income	822	0%	3,770	1%
Interest expense	(47,923)	(17%)	(34,163)	(8%)
Other financial results	4,247	2%	(715)	(0%)
Financial results, net	(42,854)	(16%)	(31,108)	(7%)
(Loss)/Profit before income tax	(112,862)	(41%)	(16,491)	(4%)
Current income tax (expense)	(184)	(0%)	(1,886)	(0%)
Deferred income tax (expense) / benefit	10,297	4%	(14,346)	(3%)
Income tax benefit / (expense)	10,113	4%	(16,232)	(4%)
Net (loss) for the year	(102,749)	(38%)	(32,723)	(8%)
Other comprehensive income
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
- Remeasurements profit / (loss) related to defined benefits plans	460	0%	(1,577)	(0%)
- Deferred income tax (expense) / benefit	(114)	(0%)	394	0%
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods	346	0%	(1,183)	(0%)
Other comprehensive income (loss) for the year/period, net of tax	346	0%	(1,183)	(0%)
Total comprehensive (loss) for the year	(102,403)	(37%)	(33,906)	(8%)
(Losses)/Earnings per share attributable to equity holders of the parent
Basic and Diluted (In U.S. dollars per share):	(1.175)	N/A	(0.409)	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue from crude oil	236,596	338,272
Revenue from natural gas	33,575	71,524
Revenue from NGL	3,767	6,180
Revenue from contracts with customers	273,938	415,976

Total revenue from contracts with customers decreased to US$273.9 million during the year ended December 31, 2020, compared to US$416.0 during the year ended December 31, 2019. Such decrease was primarily driven by lower production as a consequence of lower oil demand (which led to the shut-in of our shale oil wells during 3 months) and lower drilling and completion activity.

Revenues from crude oil decreased to US$236.6 million during the year ended December 31, 2020, compared to US$338.3 million during the year ended December 31, 2019, which represented 86% and 81% of our total revenue from contracts with customers, respectively. Such decrease was primarily driven by the decline in realized crude oil price of 30%.

Total volume of crude oil sold was mostly stable at 6,367 Mbbl during the year ended December 31, 2020, compared to 6,386 Mbbl during the year ended December 31, 2019, as a result of a year during which we tied-in 12 shale oil wells, which production was offset by the shut-in of shale our shale oil wells during approximately 60 days.

Average realized crude oil sales prices decreased to US$37.2/bbl during the year ended December 31, 2020, compared to US$53.0/bbl during the year ended December 31, 2019, a decrease that was mainly driven by a lower Brent price, which decreased 33% during 2020 compared to 2019.

Revenues from natural gas decreased to US$33.6 million during the year ended December 31, 2020, compared to US$71.5 during the year ended December 31, 2019, which represented 12% and 17% of our total revenue from contracts with customers, respectively. Such decrease was primarily driven by both a reduction in the natural gas production and the realized natural gas price.

Total volume of natural gas sold decreased to 2,929 Mboe during the year ended December 31, 2020, compared to 3,665 Mboe during the year ended December 31, 2019. This decrease was primarily driven by lower conventional gas production.

The average realized natural gas sales prices decreased to US$2.0/MMBtu during the year ended December 31, 2020, a decrease of 39% compared to US$3.3/MMBtu during the year ended December 31, 2019. Such decrease was mainly driven by a lower price in the industrial segment due to softer demand.

Revenues from NGL decreased to US$3.8 million during the year ended December 31, 2020, compared to US$6.2 million during the year ended December 31, 2019, which represented 1% and 1% of our total revenue from contracts with customers, respectively.

During the year ended December 31, 2020, 99% of our revenue was generated by our oil and gas properties in Argentina, while during the year ended December 31, 2019, 99% of our revenue was generated by our oil and gas properties in Argentina.

Cost of Sales

	For the year ended December 31, 2020	For the year ended December 31, 2019
	(in thousands of US$)
Operating expenses	(88,018)	(114,431)
Crude oil stock fluctuation	3,095	310
Depreciation, depletion and amortization	(147,674)	(153,001)
Royalties	(38,908)	(61,008)
Cost of sales	(271.505)	(328,130)

Cost of sales decreased to US$271.5 million during the year ended December 31, 2020, compared to US$328.1 million during the year ended December 31, 2019. Total cost of sales included fluctuations in the inventory of crude oil, operating expenses, depreciation, depletion and amortization and royalties. This decrease was primarily driven by the re-negotiation of contracts with key suppliers that improved our cost structure.

Operating expenses decreased to US$88.0 million during the year ended December 31, 2020, compared to US$114.4 during the year ended December 31, 2019, which represented 32% and 35% of our total cost of sales, respectively. This decrease was primarily driven by the renegotiation of more than 20 key oilfield services contracts.

Operating expenses per produced barrel decreased to 9.0 US$/boe during the year ended December 31, 2020 from 10.8 US$/boe during the year ended December 31, 2019. Such decrease was mainly driven by the abovementioned re-negotiation of oilfield services contracts with key suppliers that improved our cost structure and leveraging our shale production ramp-up on the existing conventional operations.

Depreciation, depletion and amortization decreased to US$147.7 million during the year ended December 31, 2020, compared to US$153.0 million during the year ended December 31, 2019, which represented 54% and 47% of our total cost of sales, respectively. This decrease was primarily driven by the reduction in the depreciation, depletion and amortization ratio (total production to proved reserves).

Royalties decreased to US$38.9 million during the year ended December 31, 2020, compared to US$61.0 million during the year ended December 31, 2019, which represented 14% and 19% of our total cost of sales, respectively. This decrease was primarily driven by the abovementioned decreases in total production, realized oil price and realized natural gas price.

Gross Profit

Gross profit decreased to US$2.4 million during the year ended December 31, 2020, compared to US$87.8 million, which represented 1% and 21% of our total revenue from contracts with customers, respectively.

Selling Expenses

Selling expenses decreased to US$24.0 million during the year ended December 31, 2020, compared to US$27.1 million during the year ended December 31, 2019, which represented 7% and 9% of our total revenue from contracts with customers, respectively. This decrease was primarily driven by a decrease of 54% in taxes, rates and contributions, 33% in tax on bank transactions and by sales exports made during 2020. Such variations were partially offset by an increase of 9,106% in fees and compensation for services, in all cases during 2020 compared to 2019. Such variations were mainly impacted by the devaluation of the Argentine Peso against the US Dollar.

General and Administrative Expenses

General and administrative expenses decreased to US$33.9 million during the year ended December 31, 2020, compared to US$42.4 million during the year ended December 31, 2019, which represented 12% and 10% of our total revenue from contracts with customers, respectively. This decrease was primarily driven by a decrease in salaries and social security charges of 19%, Employees benefits of 18% and Fees and compensation for services of 33%, in all cases during 2020 compared to 2019 due to a reduction of labor force and expenses reductions with third parties.

Exploration Expenses

Exploration expenses remained flat, totaling US$0.6 million during the year ended December 31, 2020, compared to US$0.7 million during the year ended December 31, 2019 with similar exploration activity levels.

Other Operating Income

Other operating income increased to US$5.6 million during the year ended December 31, 2020, compared to US$3.2 million during the year ended December 31, 2019. This increase was mainly driven by the increase in Services to third parties of 19% during 2020 compared to 2019 and the accounting gain for the additional working interest in Coirón Amargo Norte (bargain gain for purchase on business combination) of US$1.4 million during 2020, compared to nil during 2019.

Other Operating Expenses

Other operating expenses decreased to US$5.0 million during the year ended December 31, 2020, compared to US$6.2 million during the year ended December 31, 2019. This decrease was primarily driven by a net effect of a decreased in other expenses of US$0.7 and a decrease due to the variation from a gain of US$1.0 million in allowance for obsolescence of inventories to a loss of US$0.6 million and a US$1.4 increase in reorganization expenses, in all cases during 2020 compared to 2019.

Operating Profit

Operating profit decreased to a loss of US$70.0 million during the year ended December 31, 2020, compared to US$14.6 million during the year ended December 31, 2019, which represented (26)% and 4.0% of our total revenue from contracts with customers, respectively.

Interest Income

Interest income decreased to US$0.8 million during the year ended December 31, 2020, compared to US$3.8 million during the year ended December 31, 2019. This decrease was primarily driven by a reduction of 100% in interests on government bonds at amortized costs.

Interest Expense

Interest expense increased to US$47.9 million during the year ended December 31, 2020, compared to US$34.2 during the year ended December 31, 2019. This increase was primarily driven by higher average gross debt during 2020 compared to 2019.

Other Financial Results

Other financial results totaled a gain of US$4.2 million during the year ended December 31, 2020, compared to a loss of US$0.7 million during the year ended December 31, 2019. This change was primarily driven by an increase of 141% in changes in the fair value of warrants, and partially offset by an the loss of impairment of financial assets, which totaled US$4.8 million, compared to nil, in all cases during 2020 compared to 2019.

Profit Before Income Taxes

Profit before income taxes totaled a loss of US$112.9 million during the year ended December 31, 2020, compared to a loss of US$16.5 million during the year ended December 31, 2019.

Income Tax expense

Our income tax expenses totaled a gain of US$10.1 million during the year ended December 31, 2020, compared to a loss of US$16.2 million during the year ended December 31, 2019. This decrease was primarily driven by (i) a decrease in current income tax expenses from US$3.0 to US$0.1 million compared to the year ended December 31, 2019, which was mainly driven the higher amount of tax losses generated by Vista Argentina, our main subsidiary, during 2019 (which was a result of the combined impact of a devaluation of the Argentine Peso versus the U.S Dollar and a net debt position in U.S. Dollars) and (ii) a gain in deferred income tax expense during 2020 of US$10.3 as compared to a loss of US$14.3 in 2019, such variance was mainly driven by the generation of NOLs from our main subsidiary Vista Argentina.

Net (loss) profit for the period/year

During the year ended December 31, 2020, net loss totaled US$102.7 million during the year ended December 31, 2020, compared to US$32.7 million during year ended December 31, 2019

Year ended December 31, 2019 compared to Period from April 4, 2018 through December 31, 2018 (Successor) and Period from January 1, 2018 through April 3, 2018 (Predecessor)

	Successor				Predecessor
	For the year ended December 31, 2019		For the period from April 4, 2018 through December 31, 2018		For the period from January 1, 2018 through April 3, 2018
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contract with customers	415,976	100%	331,336	100%	44,463	100%
Cost of sales	(328,130)	(79%)	(212,581)	(64%)	(38,623)	(87%)
Gross profit	87,846	21%	118,755	36%	5,840	13%
Selling expenses	(27,138)	(7%)	(21,341)	(6%)	(3,091)	(7%)
General and administrative expenses	(42,400)	(10%)	(24,202)	(7%)	(1,466)	(3%)
Exploration expenses	(676)	(0%)	(637)	(0%)	(134)	(0%)
Other operating income	3,165	1%	2,699	1%	1,240	3%
Other operating expenses	(6,180)	(1%)	(18,097)	(5%)	(135)	(0%)
Operating profit	14,617	4%	57,177	17%	2,254	5%
Interest income	3,770	1%	2,532	1%	239	1%
Interest expense	(34,163)	(8%)	(15,746)	(5%)	(23)	(0%)
Other financial results	(715)	(0%)	(22,920)	(7%)	(1,159)	(3%)

Financial results, net	(31,108)	(7%)	(36,134)	(11%)	(943)	(2%)

(Loss)/Profit before income tax	(16,491)	(4%)	21,043	6%	1,311	3%

Current income tax (expense)	(1,886)	(0%)	(35,450)	(11%)	(4,615)	(10%)
Deferred income tax (expense)	(14,346)	(3%)	(11,975)	(4%)	(3,345)	(8%)

Income tax (expense)	(16,232)	(4%)	(47,425)	(14%)	(7,960)	(18%)

Net (loss) for the year/period	(32,723)	(8%)	(26,382)	(8%)	(6,649)	(15%)

Other comprehensive (loss)
Other comprehensive (loss) that will not be reclassified to profit or loss in subsequent periods
- Remeasurements (loss) related to defined benefits plans	(1,577)	(0%)	(3,565)	(1%)	(89)	(0%)
- Deferred income tax benefit	394	0%	891	(0%)	22	0%

Other comprehensive (loss) that will not be reclassified to profit or loss in subsequent periods	(1,183)	(0%)	(2,674)	(1%)	(67)	(0%)

Other comprehensive (loss) for the year/period, net of tax	(1,183)	(0%)	(2,674)	(1%)	(67)	(0%)

Total comprehensive (loss)/profit for the year/period	(33,906)	(8%)	(29,056)	(9%)	(6,716)	(15%)

(Losses)/Earnings per share attributable to equity holders of the parent
Basic and Diluted (In U.S. dollars per share):	(0.409)	N/A	(0.375)	N/A	(0.070)	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

	Successor		Predecessor
Types of goods	For the year ended December 31, 2019	For the period from April 4, 2018 through December 31, 2018	For the period from January 1, 2018 through April 3, 2018
Revenue from crude oil	338,272	260,079	31,501
Revenue from natural gas	71,524	65,164	11,418
Revenue from NGL	6,180	6,093	1,544

Revenue from contracts with customers	415,976	331,336	44,463

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

Revenues from crude oil increased to US$338.3 during the year ended December 31, 2019 compared to US$31.5 million during the 2018 Predecessor Period and US$260.0 million during the 2018 Successor Period, which represented 81.3%, 70.8% and 78.5% of our total revenue from contracts with customers, respectively. Excluding the effect of the reporting treatment given to PELSA as our predecessor company (see “Item 5—Operating and Financial Review and Prospects—Operating results—Note Regarding Comparability of Our Results of Operations”), this increase was primarily driven by the shale development of Vaca Muerta, which led to an increase of total daily production of 228% and 25% compared to the 2018 Predecessor Period and 2019 Successor Period, respectively. The increase in production was partially offset by the abovementioned decline in realized sales prices as a consequence of a decline in the average Brent reference price of 5% compared to the 2018 Predecessor Period and 12% compared to the 2018 Successor Period, and the effect of Presidential Decree No. 566, whereby oil prices were intervened. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Crude Oil Market.”

Total volume of crude oil sold was 6,386 Mbbl during the year ended December 31, 2019, compared to 563.5 Mbbl during the 2018 Predecessor Period and 3,982 Mbbl during the 2018 Successor Period.

Average realized crude oil sales prices was 53.0 during the year ended December 31, 2019, compared to US$60.8/bbl during the 2018 Predecessor Period and US$67.2/bbl during the 2018 Successor Period, a decrease of 13% and 21%, respectively.

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

Operating expenses per produced barrel decreased to 10.8 US$/boe during the year ended December 31, 2019 from 17.3 US$/boe during the 2018 Predecessor Period and 12.9 US$/boe in the 2018 Successor Period. Such decrease was mainly driven by leveraging our shale production ramp-up on the existing conventional operations.

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

Gross Profit

Gross profit decreased to US$87.8 million during the year ended December 31, 2019, compared to US$5.8 million during the 2018 Predecessor Period and US$118.7 million during the 2018 Successor Period, which represented 21.1% and 35.8% and 12.0% of our total revenue from contracts with customers, respectively.

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

General and Administrative Expenses

General and administrative expenses increased to US$42.4 million during the year ended December 31, 2019, compared to US$1.5 million during the 2018 Predecessor Period and US$24.2 million during the 2018 Successor Period, which represented 10.2%, 3.3% and 7.3% of our total revenue from contracts with customers, respectively. This increase was primarily driven by salaries and social security charges, which increased 2,822.1% and 68.8% compared to the 2018 Predecessor Period and the 2018 Successor Period, respectively, share-based payments expense, which increased 165.0% compared to the 2018 Predecessor Period and the 2018 Successor Period, and employee benefits, which increased 2,293.3% and 155.9% compared to the 2018 Predecessor Period and the 2018 Successor Period, respectively.

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

Interest Expense

Interest Expense increased to US$34.2 during the year ended December 31, 2019, compared to US$0.1 million during the 2018 Predecessor Period and US$15.7 million during the 2018 Successor Period. This increase was primarily driven by a higher level of borrowings, including the Credit Agreement, and the two series of bonds issued by Vista Argentina in July and August 2019. Borrowings interest accrued on our outstanding debt increased 119.7% compared to the 2018 Successor Period.

Other Financial Results

Other financial loss decreased to US$0.7 million during the year ended December 31, 2019, compared to US$1.2 million during the 2018 Predecessor Period and US$22.3 million during the 2018 Successor Period. This decrease was primarily driven by changes in the fair value of warrants, which varied from a loss of US$8.9 million during the 2018 Successor Period, to a gain of US$6.8 million during the year ended December 31, 2019, effect of discount of assets and liabilities at present value, which increased from a loss of US$2.7 million during the 2018 Successor Period, to zero during the year ended December 31, 2019 and costs of early settlements of borrowings and other financing costs, which increased from a loss of US$14.5 million during the 2018 Successor Period, to a loss of US$2.1 million during the year ended December 31, 2019. Such effects were partially offset by foreign currency exchange difference, net, which decreased from a loss of US$1.0 million and a gain of US$3.0 million during the 2018 Predecessor Period and 2018 Successor Period, respectively, to a loss of US$3.0 million during the year ended December 31, 2019.

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

Net (loss) profit for the period/year

Net loss was stable, totalizing US$32.7 million during the year ended December 31, 2019, compared to US$6.6 million during the 2018 Predecessor Period and US$26.4 million during the 2018 Successor Period.

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

As of the date of this annual report, we hold 40,940,953 series A shares in treasury for delivery upon exercise of any Warrants, Sponsor Warrants or FPA Warrants, as the case may be.

As per the unanimous shareholders resolutions dated July 28, 2017, our shareholders resolved to reduce a portion of our outstanding capital stock. As a result, a number of series A shares, which represented a portion of the amount authorized to be reduced, were reimbursed for cash and canceled.

On April 4, 2018, the date we consummated our Initial Business Combination:

•

we entered into a bridge loan agreement (the “Bridge Loan”) with Citibank, N.A., Credit Suisse AG Cayman Islands Branch and Morgan Stanley Senior Funding, Inc. in an aggregate principal amount equal to US$260.0 million, maturing on February 11, 2019, bearing interest at a variable rate between 3.25% and 5%. The Bridge Loan was prepaid in full on or about July 19, 2018 with the proceeds of the Credit Agreement.

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

Indebtedness

As of December 31, 2020, we had total outstanding indebtedness of US$539.8 million.

On July 19, 2018, Vista Argentina, in its capacity as borrower, Vista, Vista Holding I, APCO Argentina and APCO International, as guarantors, entered into a syndicated term loan agreement (the “Credit Agreement”) for an aggregate principal amount equal to US$300 million with the following syndicate of banks: Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch, Banco Santander Rio S.A. and Citibank, N.A. (acting through its International Banking Facilities) (the “Lenders”). Vista Holding II and Aluvional Logística S.A. are also guarantors since October 2018 and February 2021, respectively.

The Credit Agreement consists of (i) a five year fixed rate tranche and (ii) a floating rate tranche. On July 19, 2018, Vista Argentina requested a loan disbursement in an amount equal to US$300 million pursuant to the Credit Agreement. The funds from the loans were used to (i) repay in full all of the outstanding loans, obligations, interests, fees, costs and expenses under the bridge loan agreement dated as of April 4, 2018, among Vista, as borrower, Vista Argentina, Vista Holding I, APCO Argentina, APCO International and Vista Holding II, as guarantors, and the Lenders for an aggregate principal amount of US$260 million (the “Bridge Loan”), (ii) for general corporate purposes and (iii) pay related transaction fees, costs and expenses. Vista used the proceeds from the Bridge Loan to finance a portion of the Initial Business Combinations.

The Credit Agreement is an unsecured facility that amortizes on a semi-annual basis beginning eighteen months after the disbursement date. On October 22, 2018, Vista Holding II became a guarantor and a loan party to the Credit Agreement, and on October 31, 2018, APCO Oil & Gas S.A.U. assumed the obligations of APCO International under the Guaranty in its capacity as the successor to APCO International (see “Item 4—Information on the Company—History and Development of the Company—Corporate Reorganization”). Pursuant to the terms of the Credit Agreement, Vista may be required from time to time to add additional material subsidiaries of Vista as Guarantors under the Credit Agreement. Any such Guarantors are subject to the affirmative and negative covenants and other restrictions applicable to loan parties under the Credit Agreement. See “Item 3—Key Information—Risk Factors—Our debt obligations include operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.” As of the date of this annual report, there is no default or event of default outstanding under the Credit Agreement.

On June 10, 2019, Vista Argentina, we, Vista Holding I, APCO Argentina, APCO International and Vista Holding II entered into an amendment (the “First Amendment”) to the Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The First Amendment provides us, the other Guarantors and Vista Argentina with, inter alia, additional flexibility to make certain investments in other loan parties and in third parties (subject to certain ceilings) and provides Vista Holding I with additional flexibility during the eighteen month period (ending on January 19, 2020) following the date of the Credit Agreement to make certain dividends and distributions to Vista and other persons (subject to certain ceilings).

On March 12, 2020, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a further amendment (the “Second Amendment”) to the Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Second Amendment provides for the adjusted consolidated net debt and adjusted consolidated EBITDA ratio to be tested on a consolidated basis at the level of Vista Holding I (excluding debt of Vista Holding I owing to us or any of the guarantors). Previously, such ratio excluded the indebtedness and EBITDA of Vista Holding I for testing purposes.

On July 17, 2020, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a further amendment (the “Third Amendment”) to the Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Third Amendment provides for, inter alia, amendments to certain provisions on mandatory prepayments, covenants, events of default and permitted refinanced indebtedness, as well as an increase of the additional indebtedness basket to US$ 30 million. The Third Amendment also provided for the deferral of payments of US$ 1.5 million and US$ 3.5 million from the principal amount owed to Citibank N.A. under the Credit Agreement. On March 12, 2021, Vista Argentina prepaid US$4,500,000 of principal that had been deferred in the Third Amendment.

On July 17, 2020, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a syndicated loan agreement governed by Argentine law with Banco de Galicia y Buenos Aires S.A.U., Banco Santander Rio S.A., La Sucursal de Citibank, N.A. establecida en la República Argentina and Banco Itaú Argentina S.A., as lenders, and Banco de Galicia y Buenos Aires S.A.U, as administrative agent (the “Peso Loan”). On July 20, 2020, the first tranche was disbursed in the amount of AR$ 968,085,000. The second disbursement under this Peso Loan was made on January 20, 2021 in the amount of AR$ 2,331,720,000. The loans disbursed on the first disbursement date are to be repaid in a single installment on January 20, 2022, while the loans disbursed on the second disbursement date are to be repaid on July 20, 2022 and the loans disbursed on the second disbursement date are to be repaid on January 20, 2023. Vista Oil & Gas, S.A.B. de C.V., Vista Holding I, and Vista Holding II granted a guarantee governed by Mexican law to guarantee the obligations of Vista Argentina. On March 12, 2021, the first two tranches were prepaid in the amount of AR$ 968,085,000 and AR$ 2,331,720,000, respectively. On January 19, 2021, the parties to this Peso Loan agreed to amend certain definitions and financial commitments, while incorporating an additional tranche for the equivalent amount in Argentine Pesos of US$38,250,000, which disbursement is scheduled for July 20, 2021.

On January 19, 2021, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a further amendment to the Credit Agreement (the “Amended and Restated Credit Agreement”) with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Amended and Restated Credit Agreement amends, inter alia, certain provisions that allow us and the rest of the borrowers refinance indebtedness following certain restrictions imposed by Communication “A” 7123 of the Argentine Central Bank and covenant provisions permitting capitalization of subsidiaries (including Aluvional Logistica S.A.).

On January 19, 2021, Vista Argentina entered into a bilateral loan agreement with Banco Santander International, for the amount of US$ 11,700,000, secured by cash collateral under two Pledge Agreements entered into (i) between Vista Argentina and Banco Santander International; (ii) among us and Banco Santander International. The Agreement provides for amortization payments on June 27, 2021; January 20, 2022 and January 20, 2026.

On March 1, 2021, Aluvional Logistica S.A. (“Aluvional”) entered into the Credit Agreement as Guarantor, pursuant to a Guaranty Agreement between Aluvional and Itau Unibanco S.A., Nassau Branch, as administrative agent to the Credit Agreement. On the same date, a similar guaranty was executed by Aluvional under the Peso Loan.

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

On July 30, 2019, Vista Argentina entered into a loan agreement with Banco BBVA Argentina S.A. for an amount of US$15,000,000, at an annual fixed rate in of 9.4% and for a 36-month term. On July 15, 2020, Vista Argentina and Banco BBVA Argentina S.A. agreed to refinance 75% of the principal installments under the loan agreement which until such deferral were due between July 30, 2020 and June 30, 2021. On July 31, 2020, the first refinanced tranche was disbursed in the amount of AR$120,423,795, for a term of 18 months with quarterly amortization starting on the twelfth month, and a variable annual interest rate of Badlar plus a margin of 8%. On October 30, 2020, the second refinanced tranche was disbursed in the amount of AR$ 130,482,028, for a term of 18 months with quarterly amortization starting on the twelfth month, and a variable annual interest rate of Badlar plus a margin of 8%. On January 29, 2021, Vista Argentina received the disbursement of the third tranche in the amount of AR$145,359,714, at an annual variable interest rate of Badlar plus an additional margin of 8%, maturing on July 31, 2022. On March 12, 2021, the first two tranches were prepaid in the amount of AR$120,423,795 and AR$130,482,028, respectively.

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

On August 7, 2020, Vista Argentina issued notes for a nominal amount of Argentine Pesos 725,650,000, at a variable interest rate equivalent to Badlar plus an applicable margin of 1.37% annual nominal amount, which principal will be fully amortized in a single installment on the maturity date, on February 7, 2022, and issued notes for a nominal amount of US$20,000,000, at a fixed annual nominal interest rate of 0%, the principal amount of which will be fully amortized in a single installment on the maturity date, on August 7, 2022.

On December 4, 2020, Vista Argentina issued notes for a nominal amount of US$10,000,000 Dollar Linked, at a fixed annual interest rate of 0%, the principal amount of which will be fully amortized in a single installment on the maturity date, on August 7, 2022, and also issued notes for a nominal amount of US$10,000,000, at a fixed annual nominal interest rate of 3.25%, whose principal will be fully amortized, in a single installment, on the maturity date, on December 4, 2024.

On March 10, 2021, Vista Argentina issued notes for a nominal amount of US$42,371,396, at a fixed annual nominal interest rate of 4.25%, whose principal will be fully amortized in a single installment on the maturity date, on March 10, 2024; and also issued notes for a nominal amount of 9,323,430 UVA (acquisitive value units), at a fixed annual nominal interest rate of 2.73%, whose principal will be fully amortized in a single installment on the maturity date, on September 10, 2024. On March 26, 2021, Vista Argentina issued additional notes for a nominal amount of 33.966.570 UVA (acquisitive value units) with the same terms of maturity and interest as the ones issued in UVA on March 10, 2021.

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

On December 12, 2019, Vista Argentina entered into a loan agreement with Banco BBVA Argentina S.A. for an amount of AR$725,000,000, at an annual fixed rate in Argentine pesos of 62.0% and for a three-month term. The loan was repaid on March 25, 2020.

On December 12, 2019, Vista Argentina entered into a loan agreement with Banco de Galicia y Buenos Aires S.A.U. for an amount of AR$600,000,000, at an annual floating interest rate in Argentine pesos of Adjusted Badlar base rate plus an applicable margin of 8.25% and for a 15-month term. The loan was prepaid on March 27, 2020.

On July 13, 2020, Vista Argentina entered into a loan agreement with Banco Macro S.A. in the amount of AR$ 1,800,000,000 for 12 months, with Badlar rate + 9% and maturity on July 13, 2021. The loan was prepaid on April 5, 2021 and April 9, 2021.

On January 11, 2021, Vista Argentina entered into a loan agreement with Banco de la Provincia de Buenos Aires in the amount of AR$ 450 million at a fixed annual interest rate of 40%, maturing on July 8, 2021. This loan was prepaid on March 26, 2021.

On January 19, 2021, Vista Argentina entered into a loan agreement with Banco de la Provincia de Buenos Aires in the amount of AR$ 300.0 million at a fixed annual interest rate of 41% maturing on July 16, 2021. This loan was prepaid on March 26, 2021.

On April 23, 2021, Vista Argentina entered into a loan agreement with BYMA for AR$ 668 million, at an annual interest rate of 32.26% and for a 3-day period. As part of this transaction, government bonds and U.S. treasury bonds were pledged as collateral.

On April 23, 2021, Vista Argentina entered into a loan agreement with BYMA for AR$ 83 million, at an annual interest rate of 32.20% and for a 3-day period. As part of this transaction, government bonds were pledged as collateral.

On April 23, 2021, Vista Argentina entered into a loan agreement with BYMA for AR$ 3.916 million, at an annual interest rate of 32.19% and for a 3-day period. As part of this transaction, U.S. treasury bonds were pledged as collateral.

On April 23, 2021, Vista Argentina entered into a loan agreement with BYMA for AR$ 299 million, at an annual interest rate of 32.18% and for a 3-day period. As part of this transaction, U.S. treasury bonds were pledged as collateral.

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

During the year ended December 31, 2020, we made total capital expenditures of US$223.9 million. During the year ended December 31, 2019, we made total capital expenditures of US$224.1 million. During the nine-month period ended December 31, 2018, we made total capital expenditures of US$123.7 million. During the three-month period ended March 31, 2018, we made total capital expenditures of US$6.3 million (information corresponding to all assets acquired in the Initial Business Combination).

As part of the terms and conditions governing the concession agreements relating to our oil and gas properties in Argentina, we are committed to making capital investments for drilling and completing wells, performing well workovers and investing in facilities. We have estimated the amount of capital expenditures required to comply with our commitments under such concessions based on the historical costs of drilling and completing wells, performing well workovers and investing in facilities. According to our best estimates, we anticipate our capital expenditures required to comply with our commitments under the concessions to be approximately US$138.7 million from December 31, 2019 through December 31, 2022. We may elect to defer in whole or in part the capital investments in Argentina that we had originally scheduled for 2021, depending on how the contraction of crude oil demand and the drop in international and domestic prices evolve during 2021. For more information on these investment commitments, see Note 30 to our Audited Financial Statements.

We have also committed to make certain capital investments in our three blocks in Mexico. We have estimated that we will be required to make capital expenditures at our working interest for an estimated amount of US$20.6 million. Capital commitments in the Mexican blocks should be completed in 24 months since the approval of each of the explorations plans by CNH (CNH provided 4 additional months to complete capital commitments due to the impact of the COVID-19 pandemic). The CS-01 exploration plan was approved by CNH in February 2019, the TM-01 exploration plan was approved by CNH in February 2019, and the A-10 exploration plan was approved by CNH in August 2019. We may elect to defer in whole or in part the capital investments in Mexico that we had originally scheduled for 2021, depending on how the contraction of crude oil demand and the drop in international and domestic prices evolve during 2021. See “Item 3—Key Information—Risk Factors—We are exposed to contractions in the demand of crude oil and natural gas and contractions in the demand of any of their by-products.”

Cash Flows

The following table sets forth our cash flows for the periods indicated:

		Successor		Predecessor
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period from April 4, 2018 to December 31, 2018	For the period from January 1, 2018 to April 3, 2018
Cash flows provided by (used in)
Operating activities	93,779	134,258	125,522	22,279
Investing activities	(156,099)	(235,009)	(857,250)	(8,943)
Financing activities	30,892	266,301	141,544	—
Net (decrease) increase in cash and cash equivalents	(31,428)	165,550	(590,184)	13,336

The ability of our Argentine entities to purchase non-Argentine currency in Argentina and to transfer any funds in the form of dividends, loans or advances to any non-Argentine entities (including affiliates) is subject to certain foreign exchange restrictions, as further described in “Risks Related to the Argentine and Mexican Economies and Regulatory Environments – Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations” and “Exchange Controls – Payments of principal and interest of foreign financial indebtedness”.

Cash Flows Provided by Operating Activities

For the year ended December 31, 2020, net cash generated by operating activities was US$93.8 million, mainly due to loss for the period of US$102.7 million adjusted for non-cash items (mainly relating to depreciation charges, net exchange differences, share-based payment expense, interest expense, impairment of long-lived assets, changes in the fair value of warrants and accrued income tax) and a US$2.4 million inflow of accounts payable and other payables, which was partially offset by an outflow of income tax paid of US$4.7 million.

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

Cash Flows Used in Investing Activities

For the year ended December 31, 2020, net cash used in investing activities was US$156.1 million, mainly due to payments for acquisition of property, plant and equipment for US$153.3 million. The cash flow used in Investing Activities was mainly spent in the development of Vaca Muerta in Bajada del Palo Oeste.

For the year December 31, 2019, net cash used in investing activities was US$235.0 million, mainly attributable to payments for acquisition of property, plant and equipment for US$240.3 million. The cash flow used in Investing Activities was mainly spent in the development of Vaca Muerta in Bajada del Palo Oeste.

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

Cash Flows Provided by (used in) Financing Activities

For the year ended December 31, 2020, cash provided by financing activities was US$30.9 million, which were primarily generated by the proceeds from borrowings for US$201.7 million, which was partially offset by the payment of US$98.8 million in the principal amount of certain borrowings and interest payments of US$43.8 million.

For the year ended December 31, 2019, cash provided by financing activities was US$266.3 million, primarily generated by proceeds from capitalization of series A shares net of issue costs for US$146.1 million and proceeds from borrowings for US$234.7 million and partially offset by payments of borrowings’ principal for US$90.2 million and payments of borrowings’ interest for US$32.4 million.

For the 2018 Predecessor Period, cash provided by financing activities was nil.

For the 2018 Successor Period, cash provided by financing activities was US$141.5 million, primarily generated from the proceeds of loans and borrowings for an amount of US$560.0 million, including the proceeds received from the Credit Agreement, and the proceeds from the private investment for an amount of US$95.0 million, which were partially offset by US$204.6 million paid for the redeemable series A shares (net of offering expenses) and the repayment of US$260.0 million of the outstanding principal amount of the Bridge Loan.

ITEM 5C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES, ETC.

Non applicable.

ITEM 5D. TREND INFORMATION

See “Item 4—Information on the Company—Industry and Regulatory Overview”.

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “Item 3—Key Information—Risk Factors—Risks Related to our Business and Industry” You should also read our discussion of the risks and uncertainties that affect our business in “Item 3—Key Information—Risk Factors—Risks Related to the Argentine and Mexican Economies and Regulatory Environments” including matters related to potential risks and disruptions related to the COVID-19 pandemic.

ITEM 5E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet agreements.

ITEM 5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information with regard to our commitments under financial and commercial contracts for the periods indicated below, as of December 31, 2020:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Syndicated Loan (1)	103,262	199,348	—	—	302,610
Other borrowings (1)	103,809	113,589	60,550	—	277,948
Leases obligations (2)	7,078	11,445	5,524	12,174	36,221
Investments commitments (3)	85,718	58,092	2,963	—	146,773
Employee pension plan liabilities (4)	901	1,788	1,769	4,239	8,697
Total	300,768	384,262	70,806	16,413	772,249

(1)

Corresponds to principal and interest that the Company must pay during the term of the loans as of December 31, 2020. Includes estimates related to floating rate interest and exchange differences that could affect the amount of the obligations in the future.

(2)	Corresponds to minimum lease payments with respect to non-cancellable operating leases, for which some of them the Company has initiated certain renegotiations.

(3)

Estimated allocation of our investment commitments with government authorities under concessions and under joint operations as stated in note 30.4 to the Audited Financial Statements. However, as the impact of COVID-19 on our operations is uncertain and our actual capital expenditures for the year 2021 may differ from such estimates. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

(4)

Estimated expected benefits payments for the next ten years. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year. See Note 23 to the Audited Financial Statements.

This table does not include concessions, easements and canons payable to the provinces for the exploitation areas.

Since December 31, 2020, there have not been material changes in our commitments under financial and commercial contracts. See “Item 5—Indebtedness.”

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

Name	Position	Independent*	Age	Term Expires on
Miguel Galuccio	Chairman	No	53	No expiration date
Kenneth Ryan	Director	No	48	No expiration date
Susan L. Segal	Director	Yes	68	No expiration date
Mauricio Doehner Cobian	Director	Yes	46	No expiration date
Pierre-Jean Sivignon	Director	Yes	64	No expiration date
Mark Bly	Director	Yes	62	No expiration date

*	Independent under NYSE standards, applicable SEC rules and the CNBV Rules.

Miguel Galuccio serves as our Chairman and Chief Executive Officer. Mr. Galuccio is currently an independent member of the board of directors of Schlumberger, a global oil services firm. Mr. Galuccio served as the Chairman and Chief Executive Officer of YPF, Argentina’s largest oil company, from May 2012 to April 2016, which under his leadership became the largest producer of hydrocarbons from shale formations globally outside North America. Prior to joining YPF, Mr. Galuccio was an employee of Schlumberger and held a number of international positions in North America, the Middle East, Asia, Europe, Latin America, Russia and China, his last being President of Schlumberger Production Management. Other senior roles held by Mr. Galuccio at Schlumberger include President of Integrated Project Management, General Manager for Mexico and Central America and Real Time Reservoir Manager. Prior to his employment at Schlumberger, he served in various executive positions at YPF and its subsidiaries, including YPF International, where he participated in its internationalization process as Manager within Maxus Energy. Mr. Galuccio is a founder and board member at GridX, a company that invests in next generation biotech start-ups. Mr. Galuccio holds a bachelor’s degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires in Argentina.

Kenneth Ryan serves as member of our board of directors. Until 2021, Mr. Ryan was a Partner, head of corporate development at Riverstone. He is based in New York. Prior to joining Riverstone, he worked for Gleacher & Company/Gleacher Partners in both London and New York, most recently as Managing Director and co-head of Investment Banking. Prior to Gleacher, Mr. Ryan worked in the investment banking division of Goldman Sachs in London and New York. Mr. Ryan received his degree in law from the University of Dublin, Trinity College.

Susan L. Segal serves as an independent member of our Board of Directors. Ms. Segal was appointed President and CEO of Americas Society / Council of the Americas in 2003, after working in the private sector in Latin America and other emerging markets for more than 30 years. Prior to her current appointment, she was a Partner at Chase Capital Partners / JPMorgan Partners with a focus on private equity in Latin America and pioneering venture capital investments in the region. During her career as a banker, she focused in investment banking, founding a trading unit for emerging market bonds and, was actively involved in the Latin American debt crisis in the 1980s and 1990s, serving as President of the Board for the Advisory Committees of Chile and the Philippines. Ms. Segal is a member of the Board of Americas Society / Council of the Americas, the Tinker Foundation, Scotiabank, Mercado Libre and Ribbit Leap Ltd., as well as Chairman of the Board of Scotiabank USA, a wholly-owned private subsidiary of ScotiaBank. She is also a member of the Council on Foreign Relations. Ms. Segal graduated from Sarah Lawrence University and received a master’s degree in business administration from Columbia University in the United States. In 1999, she was awarded the Orden Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, Colombia honored her with the Orden de San Carlos. In 2012, Mexico bestowed on her the Orden Mexicana del Águila Azteca. In 2013, the North American-Chilean Chamber of Commerce recognized her as the Honorary Chilean of the Year. In 2018, Susan was awarded Peru’s Order of “Merit for Distinguished Services” in the rank of Grand Official.

Mauricio Doehner Cobian serves as an independent member of our Board of Directors. Mr. Doehner has been Executive Vice President of Corporate Communication, Public Affairs and Social Impact at CEMEX since May 2014 and is a member of its Executive Committee, reporting directly to the CEO. Mr. Doehner began work with CEMEX in 1996 and has held various executive positions in areas such as Strategic Planning, Institutional Relations and Communications and Business Risk Management for Europe, Asia, Middle East, South America, and Mexico. While acting in such capacities, he has led interactions and collaboration with several governments worldwide, as well as engaging in evaluation of tax structures, public policy initiatives, corporate social responsibility, communications, and crisis management. Further, he worked in Mexico’s Presidential Administration in 2000, leading its relationship with Mexican NGO’s, dealing with diverse issues such as government reforms and the national budget. Mr. Doehner also worked at Violy Byorum & Partners Investment Bank. Currently, he is the Vice President of the Mexican Employers’ Confederation (COPARMEX), Vice-president of the Confederation of Industrial Chambers (CONCAMIN) and a member of the boards of the Trust for the Americas organization affiliated to the Organization of American States (OAS), the Center of Citizen Integration (CIC), the Industrials Club of Monterrey, the Museum of Modern Art of Monterrey (MARCO) and a member of the GAP Group within the Consejo Mexicano de Negocios (CMN). Mr. Doehner leads a seminar on economic, financial and political analysis at Tecnológico de Monterrey and is a Board Member of Tec Milenio. He is also a contributor to Expansión Magazine. Mr. Doehner holds a bachelor’s degree in economics from Tecnológico de Monterrey, a master’s degree in business administration from IESE/IPADE, a professional certificate in competitive intelligence from the FULD Academy of Competitive Intelligence in Boston, Massachusetts and, a Master in Public Administration from Harvard Kennedy School.

Pierre-Jean Sivignon serves as an independent member of our Board of Directors. Mr. Pierre-Jean Sivignon was an advisor to the Chairman and CEO of Carrefour Group in Paris until December 2018, where he previously held the positions of Deputy CEO, CFO and Member of the Executive Board as well as Chairman of the Board of their publicly traded subsidiary in Brazil. Prior experience includes positions as the Chief Financial Officer, Executive Vice President, Member of the Board of Management at both Royal Philips Electronics in Amsterdam and at Faurecia Group in Paris. He also held various high level financial and managerial positions with the Schlumberger Group in different locations, including New York and Paris. Mr. Sivignon is an independent director at the Supervisory Board of Imperial Brands plc, traded in the London Stock Exchange and, in the past, he was a member of the board of directors of Imerys and Technip FMC, both companies traded on the Paris Stock Exchange. Mr. Sivignon graduated from French baccalaureate with honors in France and received an MBA from ESSEC (Ecole Superieure des Sciences Economiques et Commerciales) also in France.

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

For a detailed description of the operation and authorities of our board of directors, see “Item 5—Operating and Financial Review and Prospects—Directors, Senior Management and Employees—Board of Directors.”

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

Audit Committee

Members of our audit committee were appointed by the unanimous consent of our shareholders on July 28, 2017, except for Mr. Pierre-Jean Sivignon who was appointed as new member of the committee by the Board on May 10, 2018, to replace Mr. Anthony Lim, who resigned effective such date. Mr. Sivignon was also nominated by the Board to chair the Audit Committee. On November 2020, Mrs. Susan Segal left her seat at the Audit Committee. The current members of our audit committee are:

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

Management Team

The following table sets forth the members of our Management Team as of the date of this annual report, which were designated on August 1, 2017.

Name	Position	Age
Miguel Galuccio	Chairman and Chief Executive Officer	53
Pablo Manuel Vera Pinto	Chief Financial Officer	43
Juan Garoby	Chief Operations Officer	50
Alejandro Cherñacov	Strategic Planning and Investor Relations Officer	39

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

Javier Rodríguez Galli serves as our General Counsel since August 1, 2017. Mr. Rodríguez Galli is a partner at the firm Bruchou, Fernández Madero & Lombardi – Abogados with offices in Buenos Aires, Argentina where he has led the Oil and Gas practice area since joining the firm in 2005. In recent years he has been legal counsel for various international oil companies that have invested in Argentina, attracted by the development of shale hydrocarbons. In December 2014, he advised PETRONAS, the national oil company of Malasia, in its negotiations and agreements with YPF that led to the joint venture between these two companies in the La Amarga Chica area in Neuquén, to produce shale. Currently, he is a member of the board of Petronas E&P Argentina, S.A. Additionally, he has participated in multiple national and international negotiations related to oil and gas acquisitions, divestments, joint ventures and strategic alliances and has extensive experience in corporate matters. From 1999 until 2005, he was general counsel of Molinos Río de la Plata, an Argentine leader in food and commodities controlled by the Pérez Companc family. From 1993 to 1999, he was an in-house lawyer at YPF, S.A., the largest oil and gas company in Argentina, providing legal services to its international business development group. Mr. Rodríguez Galli graduated with honors from the Law School of Universidad de Buenos Aires in 1991, obtained a master’s degree from the London School of Economics in 1993 and a diploma from the College of Petroleum and Energy Studies at Oxford University in 1996.

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

Supplemental Information on the Management Teams of our Subsidiaries and Former Member of the Management Team

The following table sets forth the members of the management team of our subsidiaries as of the date of this annual report:

Name	Position	Age
Alex García	Chief Executive Officer Vista Mexico	47

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

Gastón Remy served as Vista Argentina’s Chief Executive Officer from April 4, 2018 until November 2019 and as our Corporate Director until March 31, 2020. Mr. Remy was the president of Dow Argentina, and south region of Latin America (Argentina, Bolivia, Chile, Paraguay, and Uruguay) from the beginning of 2014 until his departure in March 2018. He joined Dow in 2002 as a Manager of Legal Affairs and in 2015 he moved to Buenos Aires as a Director of Legal Affairs for the south region in Latin America. In 2006 he also led Public Affairs and Government relations in the same area. Two years later he moved to Midland where he was Director for global projects, mergers and acquisitions at the Legal department. Then, in 2011 he moved to Sao Paulo as a Legal Director for Latin America, prior to return to Argentina in 2014. Mr. Remy is the President for the Instituto para el Desarrollo Empresarial de la Argentina (IDEA) and was the President for the 53° Coloquio Anual in 2017. He is a lawyer from Universidad de Buenos Aires, and holds an LLM from Columbia University, New York. In 2016, he was recognized as a CEO of the year, an award given by PwC, El Cronista newspaper, and Apertura magazine.

Family Relationships

There are no family or kinship relationships among our directors and the members of our Management Team.

Compensation

During the year ended December 31, 2020, the aggregate remuneration paid by the Issuer to Key Management Personnel for services in all capacities to the Issuer and its subsidiaries during 2020 was US$16.0 million.

Long Term Incentive Plan

On March 22, 2018, a shareholders’ meeting authorized our Long Term Incentive Plan (the “Plan”). The purpose of the plan is to provide the means for the Company and its subsidiaries to attract and retain talented people as officers, directors, employees and consultants which are key to the Company and its subsidiaries, enhancing the profitable growth of the Company and its subsidiaries. That same shareholders’ meeting vested our Board of Directors with the authority to administer the Plan and approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Share purchase plans are classified as equity-settled transactions on the grant date. As of the date of this annual report, 5,187,930 Restricted Stock and 9,160,581 Stock Options were granted under the Plan. The exercise prices and expiration dates of the Stock Options granted under the Plan are as follows (i) 1,330,527 Stock Options at an exercise price of US$10.00 per series A share, expiring on April 4, 2023, (ii) 2,663,463 Stock Options at an exercise price of US$6.70 per series A share, expiring on February 19, 2024, (iii) 1,711,307 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, and (iv) 3,455,284 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031.

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

Share Ownership

As of the date of this annual report, Susan Segal, Mark Bly, Mauricio Doehner Cobian, Pablo Manuel Vera Pinto, Juan Garoby and Alejandro Cherñacov held series A shares of the Company, in each case representing less than 1% of our outstanding shares. As of the date of this annual report, our Chairman owned (i) 2,790,238 series A shares, (ii) 4,452,000 warrants convertible upon exercise into 1,484,000 series A shares, (iii) 2,044,680 vested Stock Options, (iv) 3,057,952 unvested Stock Options and (v) 1,436,149 Restricted Stock. The exercise prices and expiration dates of the Stock Options granted to the Chairman are as follows (i) 810,810 Stock Options at an exercise price of US$10.00 per share, expiring on April 4, 2023, (ii) 1,442,308 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024, (iii) 816,993 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, and (iv) 2,032,520 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031.

Except as set forth above, none of our directors or executive officers held Restricted Stock, warrants or Stock Options, in each case and with respect to each such instrument, representing 1% or more of our outstanding shares as of the date of this annual report.

Employees

As of December 31, 2020, we had 382 employees, of which 367 were in Argentina and 15 in Mexico.

The following table shows the employee headcount for Vista for the periods presented:

	As of
	December 31, 2020	December 31, 2019	December 31, 2018
Vista	382	304	209

As of December 31, 2020, December 31, 2019 and December 31, 2018, 34%, 23% and 20%, respectively, of our employees in Argentina were represented by one union and benefitted from a collective bargaining agreement between such union and our subsidiaries.

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

As of December 31, 2020, there were also approximately 2,239 outsourced staff under contract available to provide services in our operations, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer. See “Item 3—Key Information—Risk Factors—Risks Related to Our Company— We face risks relating to certain legal proceedings.”

ITEM 7.	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

ITEM 7A.	MAJOR SHAREHOLDERS

Our outstanding capital stock consists of two series of shares: series A shares and series C shares, in each case registered with the RNV and listed on the Mexican Stock Exchange. As of the date of this annual report, our capital stock was represented by 87,878,453 series A shares, and two series C shares. Each series of shares grants the same rights and obligations to its holders, including corporate and economic rights.

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

Shareholders	Amount	% of class
Series A shares
Kensington Investments B.V.(1)	15,833,000	17.4%
Miguel Galuccio (2)	2,790,238	6.9%
Series C shares
Vista SH, LLC(3)	1	50.00%
Vista Sponsor Holdings, L.P. (3)	1	50.00%

(1)

Based on a Schedule 13G filed with the SEC on November 19, 2019. Kensington Investments B.V. is a wholly-owned subsidiary of the Abu Dhabi Investment Council Company P.J.S.C., a public joint stock company indirectly owned by the government of Emirate of Abu Dhabi in the United Arab Emirates. Kensington Investments B.V. held 12,500,000 series A shares (represented by ADSs) and 10 million warrants of the Company currently convertible upon exercise into 3,333,333 series A shares.

(2)

As of the date of this annual report, Miguel Galuccio holds (i) 2,790,238 series A shares, (ii) 4,452,000 warrants convertible upon exercise into 1,484,000 series A shares, (iii) 2,044,680 vested Stock Options, (iv) 3,057,952 unvested Stock Options (which do not vest within 60 days of the date of this annual report) and (v) 1,436,149 Restricted Stock (which do not vest within 60 days of the date of this annual report).

(3)

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

As of December 31, 2020, there were 53,350,679 ADSs outstanding (representing rights to 53,350,679 series A shares or 61% of outstanding series A shares). As of December 31, 2020, there were 3 registered holders of ADSs in the United States. It is not practicable for us to determine the number of our ADSs or series A shares beneficially owned in the United States. Likewise, we cannot readily ascertain the domicile of the final beneficial owners represented by ADS record holders in the United States or the domicile of the beneficial owners of our series A shares, either directly or indirectly.

On December 10, 2019, Vista Sponsor Holdings, L.P. distributed all of the series A shares and warrants of the Company then held by it in-kind to its members. At that time, affiliated entities and employees of Riverstone Equity Partners L.P. held 12,477,566 series A shares and 20,859,400 warrants of the Company currently convertible upon exercise into 6,953,133 series A shares.

ITEM 7B.	RELATED PARTY TRANSACTIONS

We enter into transactions with our shareholders and with companies that are owned or controlled, directly or indirectly, by us in the normal course of our business. Any transactions with such related parties have been made consistent with normal business operations using terms and conditions available in the market and are in accordance with applicable law.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period/year.

Key Management Personnel Remuneration

	Successor			Predecessor
	Consolidated for the year ended December 31, 2020	Consolidated for the year ended December 31, 2019	Consolidated for the period from April 4, 2018 through December 31, 2018	Period from January 1, 2018 through April 3, 2018
Short-term employee benefits	7,273	9,080	5,368	235
Termination benefits	—	—	—	—
Share-based payment transactions	8,699	9,175	3,533	—

Total	15,972	18,255	8,902	235

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period/year related to key management personnel.

FPA Shares and the FPA Warrants

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

For more information on the legal proceedings see Notes 22.3 and 29 to the Audited Financial Statements.

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

MARKET INFORMATION

Market of Our Shares

Our ADSs are currently listed on the NYSE under the symbol “VIST.” Each ADS issued by the Depositary represents rights to one series A share. Our series A shares are listed on the Mexican Stock Exchange under the symbol “VISTA.” As of the date of this annual report, the variable portion of our outstanding capital stock was comprised by 87,133,504 series A shares, registered with the RNV and listed on the Mexican Stock Exchange. The variable portion of our capital stock is of unlimited amount pursuant to our bylaws and the applicable laws, whereas the fixed portion of our capital stock is divided into two series C shares, registered with the RNV and listed on the Mexican Stock Exchange.

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

Annual report

Our annual report is variable. The amount of the fixed portion of our capital stock that is not subject to rights of withdrawal is Ps.3,000.00, represented by two series C common, nominative shares no par value. The variable portion of our capital stock subject to rights of withdrawal is unlimited and represented by series A shares, which are ordinary, nominative, no par value and grant equal economic and corporate rights and obligations to their holders. As of the date of this annual report, the variable portion of our outstanding capital stock was comprised by 87,878,453 series A shares. Our series A shares may be subscribed to and paid for by Mexican or foreign individuals or corporations, as well as by any other foreign entities with or without legal entity. Our series B shares (which are ordinary, nominative, with no par value and grant the same economic and corporate rights and obligations to their holders) have been cancelled and at their time, were subscribed and paid by our “Strategic Partners” (as such term is defined in our bylaws and otherwise referred to herein as the Sponsor) and the independent directors of the Company, and were converted into series A shares as approved at an ordinary general shareholders’ meeting.

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

On March 22, 2018, a shareholders’ meeting authorized the Plan. That same shareholders’ meeting approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. As of December 31, 2020, 1,035,714 series A shares have been vested and are outstanding in connection with the Plan, and as of the day of this annual report, 1,062,881 series A shares have been vested and are outstanding in connection with the Plan. See “Item 5—Operating and Financial Review and Prospects—Directors, Senior Management and Employees—Long Term Incentive Plan.”

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

EXCHANGE CONTROLS

On September 1, 2019, after the market disruptions caused by the results of the national primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Argentine Central Bank’s implementing regulations and settle for Pesos through the FX Market; and (ii) authorized the Argentine Central Bank to (a) regulate access to the FX Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Argentine Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Argentine Central Bank communications.

On December 28, 2019, through Decree No. 91 the Argentine Executive Branch, amended Article 1 of Decree No. 609 (which established that, until December 31, 2019, the value received on the export of goods and services must be repatriated to Argentina and converted to pesos by means of settlement in the FX Market to pesos in accordance with the terms and conditions set forth by the FX Regime), extending the obligation to repatriate and settle through the FX Market regime of Decree No. 609 for an indefinite period of time. Likewise, on December 30, 2019, the Argentine Central Bank by means of Communication “A” 6856, extended this obligation for an indefinite period.

As of the date of this annual report, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844, as subsequently amended and supplemented from time to time by Argentine Central Bank’s communications (the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:

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

Moreover, the institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on transactions relative to outflows through the FX Market in daily amounts equal to or higher than the equivalent of US$50,000 (fifty thousand U.S. Dollars).

Customers of licensed institutions shall provide such institutions with information sufficiently in advance so that they may comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance with section 7.1 of the FX Regulations, exporters must repatriate, and settle in Argentine Pesos through the FX Market, the proceeds of their exports of goods cleared through customs as from September 2, 2019. Additionally, exporters who carried out operations with related counterparties (in which the importer is a company controlled by the Argentine exporter), may request their respective monitoring entities to extend the entry period up to 120 calendar days. This extension will apply in cases where exports of more than U.S.$ 50,000,000 have been registered and the goods correspond to the positions detailed in said standard (mainly related to the meat industry).

Any foreign currency amounts derived from insurance claims, to the extent that they cover the value of the exported goods, are subject to the obligation to repatriate and convert said amounts into pesos by means of settlement in the FX Market within the applicable term for the underlying export.

Although the FX Regulations maintain the obligation to repatriate export proceeds to Argentina through the FX Market, in accordance with section 2.6, exporters are authorized to avoid the settlement in Argentine Pesos to the extent that: (a) the funds are credited to foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are brought to Argentina within the applicable period established; (c) the funds are simultaneously applied to conduct payments for which the regulations grant access to the FX Market, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Argentine Pesos in the FX Market, up to the amount of the insured exported goods.

Moreover, through section 8 of the FX Regulations, the Argentine Central Bank reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and Argentine Peso settlement obligations imposed by the new FX Regulations.

Finally, the FX Regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the FX Market, provided that the relevant transactions were entered into through public deeds or public registries; (v) financings granted by local financial entities to foreign importers; and (vi) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to Argentine Central Bank approval.

Obligation to repatriate and settle in Pesos the proceeds from exports of services

Section 2.2 of the FX Regulations imposes to exporters the obligation to repatriate, and settle in the FX Market, the proceeds from exports of services within 5 business days following payment thereof.

Sale of non-financial non-produced assets

Pursuant to section 2.3 of the FX Regulations, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

External financial indebtedness

Section 2.4 of the FX Regulations have reinstated the requirement to repatriate, and settle in Argentine Pesos through the FX Market, the proceeds of new financial indebtedness disbursed from and after September 1, 2019 as a condition for accessing the FX Market to make debt service payments thereunder. Although the regulations do not establish a specific term for repatriation, this requirement shall be met any time prior to accessing the FX Market. The reporting of the debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, the “External Assets and Liabilities Reporting Regime”) is also a condition to accessing the FX Market to repay debt service.

Subject to compliance with the aforementioned obligations, access to the FX Market is granted for the repayment of debt services at maturity or up to 3 business days in advance. In addition, as set forth by section 3.5 of the FX Regulations, access to the FX Market for prepayments will be granted, provided all of the following conditions are met: (i) the prepayment is simultaneous with the conversion of the new indebtedness to Pesos; (ii) the new indebtedness has a higher average life than the outstanding of the current debt being prepaid; and (iii) the first principal payment under the new indebtedness is (a) at a later date and (b) for an amount not greater than, the scheduled principal payment under the existing debt being prepaid.

Moreover, Communication “A” 7193 established that financial entities will be required to obtain the prior consent of the Central Bank to provide their clients with access to the foreign exchange market for payments, with regards to payment operations included in Sections 3.1. to 3.11. and 4.4.2. of the FX Regulations (including those that are specified through exchanges or arbitrations), to individuals or entities included by the AFIP in the database of “false” invoices or equivalent documents established by such Agency. This requirement will not be applicable to access the foreign exchange market for the payment of financing in foreign currency granted by local financial entities, including payments in foreign currency made through credit or purchase cards.

Duly registered securities that are denominated and payable in foreign currency in Argentina

In accordance with section 2.5 of the FX Regulations issued by the Argentine Central Bank, resident debt issuers are granted access to the FX Market for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the FX

Market. However, the settlement of the proceeds from the issuance shall not be required for the future access to the FX Market for repayment of domestic issuances as provided in (ii) above, provided that certain conditions are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the FX Market, and the mechanism is tax neutral, among others).

Payments of local debt securities denominated in foreign currency among residents

In accordance with section 3.6 of the FX Regulations, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019 is subject to prior approval from the Argentine Central Bank. With regard to existing transactions as of such date, access is authorized; provided that the relevant transactions were entered into through public deeds or public registries. These prohibitions do not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Access to the FX Market by security trusts for principal and interest payments.

Pursuant to section 3.7 of the FX Regulations, Argentine security trusts created to guarantee principal and interest payments by resident debtors may access the FX Market in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the FX Market to make such payments directly. Also, subject to certain conditions, a trustee may access the FX Market to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the FX Market for the payment of import of goods in accordance with section 10.1 of the FX Regulations. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Also, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof.

Pursuant to the FX Regulations, the local importer must appoint a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Payment of services provided by non-residents

Pursuant to section 3.2 of the FX Regulations, residents may access the FX Market for payment of services provided by non-residents (except affiliates), as long as it is verified that the operation has been declared, if applicable, in the last presentation of the External Assets and Liabilities Reporting Regime.

Access to the FX Market for the prepayment of debts for services requires prior authorization by the Argentine Central Bank. Such approval will be also required to pay services rendered by foreign affiliates, provided, however, that the following transactions will be exempted:

(i)

in the case of credit card issuers, remittances related to tourism and travel activities will be exempted, to the extent that they do not relate to transactions requiring the Argentine Central Bank’s prior approval as set forth in the FX Regulations;

(ii)	collections of funds relating to services rendered by non-residents to residents, made by local agents in Argentina;

(iii)	expenses paid by local institutions to offshore institutions in their ordinary course of business;

(iv)	payments of reinsurance premiums abroad, provided that the transfer abroad is made in the name of a foreign beneficiary qualified by the Argentine Superintendence of Insurance;

(v)	transfers made by travel assistance companies in connection with health-coverage related losses arising from services rendered abroad by third parties to their resident customers; and

(vi)

payments under operating leases of vessels authorized by the Argentine Ministry of Transport and solely intended to provide services to another non-affiliated resident, provided that the amount payable abroad does not exceed the amount paid by the latter, net of commissions, reimbursement of expenses or other items that should be withheld by the resident who makes the payment abroad.

Repayment of principal and interest of imports of goods and services

Access to the FX Market for the repayment of principal and interest of imports of goods and services is granted provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting Regime.

Access to the FX Market for the prepayment of debts for imports of goods and services shall require prior authorization by the Argentine Central Bank.

Payments of principal and interest of foreign financial indebtedness

Section 7 of Communication “A” 7106 of the Argentine Central Bank establishes that debtors with scheduled principal payments maturing between October 15, 2020 and March 31, 2021 relating to

(i) foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor;

(ii) foreign financial indebtedness on account of transactions of the debtor and/or

(iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves,

must to submit a refinancing plan to the Argentine Central Bank in line with the following criteria (the “Refinancing Plan”):

(a) debtors were given access to the FX Market on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and

(b) the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two (2) years.

Further, section 7 of Communication “A” 7106 of the Central Bank provides that, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the FX Market. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met. In addition, Communication “A” 7106 established that the Refinancing Plan was to be submitted to the Argentine Central Bank before September 30, 2020 in respect of repayments maturing on or before December 31, 2020. In turn, for repayments maturing between January 1, 2021 and March 31, 2021, the Refinancing Plans had to be submitted no later than thirty (30) calendar days in advance of the due date for repayment of the principal to be refinanced. The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the FX Market is requested for repayment of principal under such indebtedness does not exceed the equivalent of US$1,000,000 (one million U.S. dollars) per calendar month, and US$2,000,000 (two million U.S. dollars) in the case of access to the foreign exchange market for the payment of .principal as from April 1, 2021.

Additionally, by virtue of the Communication “A” 7230, the Argentine Central Bank established that the provisions of section 7 of Communication “A” 7106 will be applicable to those debtors who have scheduled principal maturities between April 1, 2021 and December 31, 2021 for the indebtedness detailed therein. In such case, the refinancing plan must be submitted to the Argentine Central Bank before March 15, 2021 for principal maturities scheduled between April 1, 2021 and April 15, 2021. In the remaining cases, it must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced.

Lastly, it established that the presentation of the plan provided for in section 7 of such Communication shall not be necessary when the maturities correspond to: i) indebtedness originated as from 01.01.2020 and whose funds have been deposited and settled in the foreign exchange market; ii) indebtedness originated on or after 01.01.2020 and which constitute refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in said point; and iii) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.

Through Communication “A” 7133 (amended by Communication “A” 7196), the Argentine Central Bank provided that:

(1) access to the FX Market up to 45 calendar days prior to the maturity date for the payment of principal of and interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is made by virtue of a debt refinancing process that complies with the provisions set forth in Communication “A” 7106 mentioned above and, additionally, when all of the following conditions are met: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date the refinancing was settled, and (b) the accumulated amount of the principal maturities of the new debt does not exceed the amount that the principal maturities of the refinanced debt would have accumulated;

(2) access to the FX Market prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and

(3) pursuant to the provisions of section 7 of Communication “A” 7106 concerning scheduled principal repayments maturing between October 15, 2020 and March 31, 2021: (a) the Argentine Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the FX Market to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the FX Market as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in section 3.6.4 of Communication “A” 6844 of the Argentine Central Bank, and (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the FX Market for the service of principal and interest thereon.

In line with the Argentine Central Bank, the CNV issued General Resolution No. 861 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or new issues of debt securities, in both cases in exchange for or to be paid with debt securities previously issued by the company and placed privately and/or with preexisting credits against such company, the requirement of placement through public offering will be regarded as met if the new issue is underwritten in this way by the creditors of the company whose debt securities without public offering and/or preexisting credits represent a percentage that does not exceed thirty percent (30%) of the aggregate amount actually placed, and the remaining percentage is underwritten and paid in cash or in kind by tendering debt securities originally placed through public offering, or other debt securities publicly offered and listed and/or traded on markets authorized by the CNV, issued by the same company, by persons who are domiciled in Argentina or in countries that are not included in the list of non-cooperative jurisdictions for tax purposes, listed in section 24 of the Annex to Decree No. 862/2019 or anyone that may replace it in the future. Additionally, General Resolution No. 861provided for mandatory compliance with certain conditions to consider that the public offering requirement has been met.

Payment of principal and interest on registered debt securities with foreign clearing

On February 4, 2021, the Argentine Central Bank issued Communication “A” 7218, which provides access to the FX Market to Argentine residents for the payment of principal and interest on notes registered with foreign clearing and central securities depository agencies issued as from February 5, 2021, which have been partially settled with foreign currency in Argentina, to the extent that all of the following conditions are met, (i) the borrower provides evidence of exports made prior to the issuance of the notes, or that the proceeds of the issuance of such notes were used for making payments abroad; provided that one of the two (2) conditions is met, access to the FX Market shall not require the prior approval of the Argentine Central Bank; (ii) the average life of the notes shall not be less than five (5) years; (iii) the first payment of principal under the notes shall not occur before three (3) years as from the issue date; (iv) the notes subscribed locally in Argentina and settled locally with foreign currency shall not exceed 25% of the aggregate amount of notes subscribed; and (v) all of the funds of the offering shall be settled through the FX Market prior to the borrower accessing the FX Market for the first time for paying interest and/or principal under the notes.

Prepayment of financing denominated in foreign currency granted by local financial institutions

The Argentine Central Bank’s prior approval shall be required to access the FX Market to prepay foreign currency financing granted by local financial institutions, unless they relate to payments of credit card purchases made in foreign currency.

Payment of dividends and corporate profits

In accordance with section 3.4 of the FX Regulations, access is granted to the FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

•

Maximum amounts: The total amount of transfers made through the FX Market for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Pesos determined by the shareholders’ meeting to be distributed as dividends.

•

Minimum Period: Access to the FX Market will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap.

•

Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the FX Market for this purpose, evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry. If applicable, the External Assets and Liabilities Reporting Regime shall have been complied with.

Access to the FX Market by other residents -excluding entities- for the formation of external assets and for derivatives transactions

Section 3.10 of the FX Regulations sets forth that access to the FX Market for the build-up of foreign assets and for derivatives transactions by local governments, mutual funds, other universalities established in Argentina, requires prior authorization by the Argentine Central Bank.

Derivatives transactions

Section 4.4 of the FX Regulations requires that derivatives transactions, including payment of premiums, constitution of collateral and settlement of futures, forwards, options and other derivatives, shall, as of September 11, 2019, be made in local currency (i.e., Pesos).

Likewise, access to the FX Market is granted for the payment of premiums and settlements, margins and other collateral in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the FX Market must be designated by the debtor to track the operation and an affidavit must be provided in which the debtor undertakes to repatriate and settle the funds that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, in Pesos within the following five (5) business days.

Additional Requirements Regarding Access to the Exchange Market

On May 28, 2020, the Argentine Central Bank issued Communication “A” 7030 , as amended by Communications “A” 7042, 7052, 7068, 7079, 7094, 7151, 7193 and 7239 (“Communication 7030”), which established additional requirements on outflows made through the FX Market. Below is a brief description of such measures:

(i)	Additional requirements on outflows through the FX Market

In the case of certain outflows made through the FX Market (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal of and interest on external indebtedness; payments of interest on debts for the import of goods and services; payments of indebtedness in foreign currency owed by residents made through trusts organized in Argentina to secure the provision of services; payments under foreign currency-denominated debt securities publicly registered in Argentina and liabilities in foreign currency owed by residents; purchases of foreign currency by resident individuals for the purpose of forming external assets, providing family assistance and entering into derivative transactions (other than those made by individuals on account of the formation of external assets), purchase of foreign currency by individuals to be simultaneously used to purchase real estate in Argentina with a mortgage loan; purchase of foreign currency by other residents (excluding financial institutions) to form external assets and in connection with derivative transactions; other purchases of foreign currency by residents for specific uses and under interest rate hedge agreements in connection with liabilities incurred by residents that have been reported and validated under the External Assets and Liabilities Reporting Regime), the financial institution shall obtain the Argentine Central Bank’s prior approval before processing the transaction, unless it has obtained an affidavit executed by the legal entity or individual stating that, at the moment of accessing the local exchange market:

a)

Holding foreign currency in Argentina and non-holding of available external liquid assets. The customer shall certify that all foreign currency in Argentina is available in accounts with financial institutions and that the customer had no external liquid assets available at the beginning of the day when access to the market was requested in an amount higher than the equivalent to US$100,000.

Communication 7030 provides a merely illustrative list of liquid external assets including, among others, holdings of foreign currency bills and coins, holdings of coined gold or gold bars for good delivery, demand deposits with financial institutions abroad and other investments that allow for immediate availability of foreign currency including, for example, investments in external government securities, funds held in investment accounts with investment managers abroad, crypto-currency, funds in payment service providers’ accounts, etc.

Available liquid external assets are not understood to include those funds deposited abroad that may not be used by the legal entity or individual as they are reserve or security funds set up in compliance with the requirements under borrowing agreements abroad or funds set up as collateral under derivative transactions consummated abroad.

If the legal entity or individual had liquid external assets available in an amount higher than the sum specified in the first paragraph, the financial institution may also accept an affidavit provided it is satisfied that such amount shall not be exceeded on the grounds that, either partially or totally, such assets:

i.	were used during such day to make payments that would have required access to the local exchange market;

ii.	were transferred to the legal entity or individual to a correspondent account of a local institution licensed to deal in foreign exchange;

iii.

are funds deposited in bank accounts abroad from collections of exports of goods and/or services or advances, pre- or post-export financing of goods by non-residents, or from the disposal of non-financial non-produced assets in respect of which the term of 5 business days after collection has not yet expired; or

iv.

are funds deposited in bank accounts abroad from financial indebtedness abroad and the amount thereof does not exceed the equivalent amount payable as principal and interest within the next 120 calendar days.

The affidavit filed by legal entities or individuals shall expressly indicate the value of their liquid external assets available as of the beginning of the day as well as the amounts allocated to each of the situations described in paragraphs i) through iv), as applicable.

b)

New inflows and settlement of foreign currency from collections of loans granted to third parties and time deposits or sales of any asset, provided same were purchased and granted after May 28, 2020. Customers’ affidavits shall include a commitment to settle in the FX Market, within a term of five business days upon being made available, those funds received from abroad from the collection of loans granted to third parties, the collection of a time deposit or the sale of any asset, provided the asset had been purchased, the time deposit had been made or the loan had been granted after May 28, 2020.

The filing of affidavits shall not be required for outflows through the FX Market in the following cases: (1) the exchange institution’s own transactions, acting as customer; (2) payment of financing in foreign currency granted by local financial institutions in connection with purchases in foreign currency using credit or shopping cards; and (3) payments abroad by credit card companies that are not financial institution in connection with the use of credit, shopping, debit or pre-paid cards issued in Argentina.

Additionally, Communication “B” 12082 of the Argentine Central Bank established that, prior to allowing any outflow of funds abroad, financial institutions are required to check the online system implemented by the Argentine Central Bank to verify if the customer that intends to access the FX Market is included in the list of CUITs (Tax Identification Numbers) showing inconsistent foreign exchange transactions.

(ii)	Payment of imports of goods by accessing the FX Market until June 30, 2021.

In addition to complying with the filing requirement as set forth in paragraph (i) above, item 2 of Communication 7030 sets forth that, for the purposes of accessing the FX Market to pay imports of goods or the principal amount of debts arising from the import of goods, legal entities and individuals shall obtain the Argentine Central Bank’s prior approval, unless any of the following situations occurs:

a)

The entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the exchange market during 2020, including the payment whose course is being requested, does not exceed in more than US$1,000,000, the amount by which the importer would have access to the exchange market when computing the imports of goods that appear in his name in the system for tracking payments of imports of goods (SEPAIMPO) and that were made between January 1, 2020 and the day prior to accessing the FX Market, plus the amount of payments made under other exceptions, subtracting the amount pending to be entered into Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019, plus the amount of payments made through the FX Market as of July 6, 2020, corresponding to imports of goods entered by Particular Request or Courier that have been shipped as of July 1, 2020, or which, having been shipped previously, have not arrived in the country before that date.

b)

In the case of a deferred payment or at sight payment of imports corresponding to operations that have been shipped as of July 1, 2020 or that, having been shipped previously, did not have arrived in the country before that date.

c)

It is a payment associated with an operation not included in section b) above, to the extent that it is destined to the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities.

d)

It is a payment made by: i) the public sector, ii) entities in which the Argentine State has a majority participation in the capital stock or in the making of major corporate decisions or iii) trusts constituted with contributions made by the national public sector.

e)	It is an imports payment with pending customs entry registration, to be made by an entity in charge of the provision of critical drugs to be entered by private request by the beneficiary.

f)

It is an imports payment with pending customs entry registration made for the purchase of COVID-19 detection kits or other products with tariff positions that are included in the list included in Decree No. 333/2020 as amended.

g)

The financial entity has received an affidavit from the client stating that, including the advanced import payment which is being requested, plus the amounts included in a), do not exceed US$3,000,000 (three million US dollars) and that these payments are related to imports of products related to the provision of medication or other goods related to medical assistance and/or health care directed to the population or supplies that are necessary for their local preparation.

h)

It is an advance payment of imports for the purchase of capital goods. The tariff positions classified as BK (Capital Goods) in the MERCOSUR Common Nomenclature (Decree No. 690/02 and complementary regulations) shall be considered for this purpose. If capital goods and other goods that are not capital goods are paid for in the same advance payment, the payment may be channeled through this item to the extent that the former represent at least 90% of the total value of the goods purchased from the supplier in the transaction and the entity receives a sworn statement from the customer stating that the remaining goods are spare parts, accessories or materials necessary for the operation, construction or installation of the capital goods being purchased. The intervening entity must verify compliance with the remaining requirements established for the transaction by the exchange regulations in force.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the Argentine Central Bank from the online system implemented for this purpose.

The amount by which importers can access the FX Market under the conditions established within the framework of section 2 of Communication “A” 7030 will be increased by the equivalent of 50% of the amounts that, the importer settles through the FX Market as export advances or pre-financing of exports from abroad with a minimum term of 180 days, as of October 2, 2020.

On March 31, 2021, the Central Bank issued communication “A” 7253, which allows access to the foreign exchange market for the prepayment of imports for the acquisition of capital goods, and increases to 545 calendar days from the date of such access the limit up to which the intervening entity may extend the term for the registration of the customs entry of the goods in the case of prepayment of imports of capital goods.

In the case of transactions settled on or after March 19, 2021, access to the foreign exchange market for the remaining 50% will also be allowed to the extent that the additional portion corresponds to payments of imports of capital goods and/or goods that qualify as inputs for the production of exportable goods. In the latter case, the entity must have receive a statement from the client regarding the type of goods involved and their condition as inputs in the production of goods to be exported.

(iii)	Access to the FX Market for payment of imports of goods while submission of import clearance is pending

Pursuant to Communication “A” 7138, to access the FX Market for the payment of imports of goods pending customs clearance, importers are required (in addition to the other requirements in force under the FX Regulations) to file a declaration through the Integral Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or SIMI) showing the “SALIDA” status in connection with the imported goods to the extent that such declaration is required for the registration of the application for import of goods for consumption.

(iv)	Access to the FX Market for prepayment of imports

Communication “A” 7138 clarified that, effective as of November 2, 2020, payments for imports of goods pending customs clearance made between September 2, 2019 and October 31, 2019 will be considered in default if they (A) relate to (i) payments on demand upon presentation of shipping documents; (ii) payments of commercial debts abroad; and (iii) payment of commercial guarantees for imports of goods granted by local institutions, and (B) are not regularized, that is, the customer failed to furnish evidence to the institution in charge of monitoring such payment (up to the amount paid) of the existence of (i) import clearance in its name or in the name of a third party; (ii) the settlement on the FX Market of currency associated with the return of the payment made; (iii) other forms of regularization permitted under the FX Regulations; and/or (iv) the Argentine Central Bank’s acceptance of the total or partial regularization of the transaction.

Importers will not be allowed access to the FX Market to make new prepayments of imported goods until such defaulted transactions are not regularized.

(v)	Payments of principal under debts with related counterparties until June 30, 2021

The Argentine Central Bank’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until June 30, 2021, pursuant to Communication “A” 7239. Such requirement shall not apply to the local financial institutions’ own transactions.

Item 4 of Communication “A” 7123 of the Argentine Central Bank establishes that, for as long as the requirement to obtain prior approval to access the FX Market to pay, at maturity, principal of foreign financial indebtedness of the non-financial private sector when the creditor is a counterparty related to the debtor continues to be in place, such requirement will not be applicable if the funds have been entered and settle through the FX Market as of October 2, 2020 and the average life of the indebtedness is not less than 2 (two) years.

(vi)	Extension of the term for outflows through the FX Market in connection with the sale of securities to be settled in foreign currency or transfers to foreign depositaries

In the case of outflows through the FX Market, including by means of swap or arbitrage transactions, in addition to the requirements that apply to each particular case, financial institutions shall request the filing of an affidavit certifying that:

a)

on the day when access to the market is requested and within the prior 90 calendar days no sales of securities have been made via settlement of foreign currency or transfers thereof to foreign depositaries; and

b)

the customer filing the affidavit undertakes to refrain from selling securities to be settled in foreign currency or transferring same to foreign depositaries since the day access is requested and during a term of 90 calendar days.

The filing of the affidavit shall not be required in case of outflows through the FX Market in the following circumstances: 1) the financial institution’s own transactions, acting as customer; 2) payment of financing in foreign currency granted by local financial institutions, including payments for purchases made in foreign currency using credit or shopping cards; and 3) remittances abroad in the name of individuals who are the recipients of retirement and/or pension benefits paid by ANSES.

Communication “A” 7193

Through Communication “A” 7193, the Argentine Central Bank modified Section 2 of Communication “A” 7030 as amended, that regulated the requirements to access the FX Market for the payment of imports, in accordance with what is already reflected in “—Payment of imports with access to the exchange market until June 30, 2021.”

Likewise, Communication “A” 7193 established that financial entities will be required to obtain the prior consent of the Argentine Central Bank to provide their clients with access to the FX Market for payments, with regards to payment operations included in Sections 3.1. to 3.11. and 4.4.2. of FX Regulations (including those that are specified through exchanges or arbitrations), to individuals or entities included by the AFIP in the database of “false” invoices or equivalent documents established by such Agency. This requirement will not be applicable to access the FX Market for the payment of financing in foreign currency granted by local financial entities, including payments in foreign currency made through credit or purchase cards.

Communication “A” 7200

On January 6, 2021, the Central Bank issued Communication “A” 7200, establishing a new “Registry of exchange information of exporters and importers.” Exporters and importers who, due to their degree of significance of the volumes they operate, will have to be registered in before April 30, 2021.

Beginning May 1, 2020, any payments done from Argentina through the foreign exchange market, will require the Central Bank’s prior authorization if done by obligated entities that appear as “not registered” in the Registry of exchange information of exporters and importers.

Other Specific Provisions

Access to the FX Market for savings or investments purposes of individuals

Pursuant to section 3.8 of the FX Regulations, Argentine residents may access the FX Market for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly set forth) for up to U$S 200 (through debits to local bank accounts) or U$S 100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same person.

In all cases, the person shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following five (5) business days. In addition, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency.

Effective as of September 16, 2020, the Argentine Central Bank ordered under Communication “A” 7106 that purchases in pesos made abroad with a debit card and amounts in foreign currency acquired by individuals in the FX Market as of September 1, 2020, for the payment of obligations between residents under section 3.6 of the FX Regulations, including payments for credit card purchases in foreign currency, will be deducted, as from the subsequent calendar month, from the US$200 monthly quota. If the amount of such purchases exceeds the quota available for the following month or such quota has been already absorbed by other purchases made since September 1, 2020, such deduction will be made from the quotas of the following months until completing the amount of those purchases.

In addition, pursuant to Communication “A” 7106 and effective as of September 16, 2020, in order to allow access to the FX Market for the formation of external assets, the relevant institution must be provided with a customer’s affidavit whereby the customer undertakes not to enter into securities transactions in Argentina to be settled in foreign currency as from the time the customer requests access to the FX Market and for 90 calendar days thereafter.

The relevant institution shall check the online system implemented by the Argentine Central Bank to verify whether the person has not reached the limits set for the applicable calendar month or has not exceeded them in the previous calendar month and is thus entitled to enter into the foreign exchange transaction, and shall request the customer to provide an affidavit stating that such person is not a beneficiary of any “Zero Interest-Rate Loans” contemplated in section 9 of Decree No. 332/2020, as amended, “Subsidized Loans for Companies” and/or “Zero Interest-Rate Loans for Independent Workers Engaged in Cultural Activities.”

In addition, for the purpose of entering into derivative transactions relating to the payment of premiums, creation of guarantees and payments of futures, forwards, options and other derivatives, to the extent they imply a payment in foreign currency, individuals shall be required to obtain the Argentine Central Bank’s prior approval.

Access to the local exchange market is also allowed for the payment of premiums, creation of guarantees and payment of interest rate hedge agreements under obligations by residents vis-à-vis foreign creditors that are reported and validated, as applicable, under the External Assets and Liabilities Reporting Regime, provided that it does not cover risks higher than the external liabilities actually incurred by the debtor at the interest rate of the risk being hedged through such transaction. The customer who accesses the local market using this mechanism shall designate an institution authorized to deal in the FX Market which shall follow up the transaction and shall sign an affidavit committing to enter and settle the funds payable to the local customer as a result of such transaction or as a result of the release of the collateral money, within 5 business days following the date such payment or release.

Moreover, any persons who received loans denominated in pesos directed to SMEs listed in items 2 and 3 of Communication “A” 7006 of the Argentine Central Bank shall request the Argentine Central Bank’s previous authorization to access the FX Market to enter into transactions for the purpose of forming external assets, providing family assistance and entering into derivative transactions or selling securities to be settled in foreign currency or transferring such securities to other depositaries. The applicable institution shall request customers willing to access the FX Market to provide evidence of the referred authorization from the Argentine Central Bank or an affidavit to the effect that they are not beneficiaries of any financing listed in items 2 or 3 of Communication “A” 7006 of the Argentine Central Bank.

The Argentine Central Bank has also established that individuals benefitting from the provisions of item 4 of Communication “A” 6949, as supplemented, and section 2 of Decree No. 319/20 may not, until repaying in full the financed amount or while the benefit regarding the adjustment of the value of the installment continues, as applicable, (i) access the FX Market for the purpose of forming external assets, providing family assistance and entering into derivative transactions; and (ii) arrange for the sale in Argentina of securities with settlement in foreign currency or transfer them to foreign depositaries

Access to the FX Market by non-residents

In accordance with section 3.12 the FX Regulations, prior approval by the Argentine Central Bank will be required for access to the FX Market by non-residents for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation; and (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the National Government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented.

Swap, arbitrage and securities transactions

Financial institutions may carry out currency swap and arbitrage transactions with their customers in the following cases:

(i)

inflows of foreign currency from abroad, to the extent that they do not relate to transactions subject to the obligation to settle them in the FX Market. Financial institutions shall allow inflows of foreign currency from abroad to be credited into the accounts opened by the customer in foreign currency in connection with these transactions;

(ii)

transfer of foreign currency abroad by individuals from their local accounts denominated in foreign currency to bank accounts held by such individuals abroad. Financial institutions shall require an affidavit from the customer stating that the customer has not sold any securities to be settled in foreign currency in the local market within the past 5 business days;

(iii)

transfer of foreign currency abroad by local common depositaries of securities in connection with proceeds received in foreign currency on account of services of principal and interest on Argentine Treasury bonds, when such transaction forms part of the payment procedure at the request of the foreign common depositaries;

(iv)

arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the Argentine Central Bank’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.12 of the FX Regulations;

(v)

transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$500 in any calendar month, provided that the individual provides an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic; and

(vi)

all other swap and arbitrage transactions may be made by customers without the Argentine Central Bank’s prior approval to the extent that they would be allowed without need of such approval in accordance with other exchange regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency as that in which the account is denominated, the financial institution shall credit or debit the same amount as that received from or sent abroad. When the financial institution charges a commission or fee for these transactions, it shall be instrumented under a specifically designated item.

In addition, any person who has outstanding facilities in pesos under the scope of Communications “A” 6937, “A” 6993, “A” 7006, “A” 7082 of the Argentine Central Bank, as supplemented (i.e., credit facilities at subsidized interest rates) will be prevented from selling securities to be settled in foreign currency or transferring such securities to foreign depositaries, until such facilities have been fully repaid.

Use of export proceeds for the payment of new issuances of debt securities

Pursuant to Communication “A” 7196, as of January 7, 2021, proceeds in foreign currency from exports of goods and services may be used for the payment of principal and interest under new duly registered issuances of debt securities, to the extent that:

•

such issuance corresponds to (i) an exchange of debt securities, or (ii) the refinancing of foreign financial indebtedness, concerning scheduled principal repayments maturing between March 31, 2021, and December 31, 2022; and

•

considering the transaction as a whole, the average life of new indebtedness is at least 18 months longer than the principal and interest payments being refinanced which should occur before December 31, 2022.

Use of export proceeds for the payment of debts denominated in foreign currency

Communication “A” 7138 provides for cases in which proceeds in foreign currency from exports of goods and services may be used for the payment of certain debts denominated in foreign currency, indicating that, if the conditions set forth in item 1 of Communication “A” 7123 (relating to use of proceeds, the timing of entry and settlement of funds on the FX Market and the monitoring of the transaction by a local financial institution) are met, proceeds in foreign currency from exports of goods and services may be used for:

1.	payments of principal and interest of financial debts abroad with an average life (considering services of both principal and interest) of not less than one year.

2.

the repatriation of non-residents’ direct investments in companies that do not control local financial institutions, provided that such repatriation occurs after the date of completion and implementation of the investment project and at least one year after the inflow of the capital contribution through the FX Market.

In addition, Communication “A” 7138 provided for new transactions that may be paid out of foreign currency export proceeds:

a)

new issuances of debt securities publicly registered in Argentina as of November 11, 2019 and denominated in foreign currency for which principal and interest are payable in Argentina in foreign currency (to the extent the proceeds have been obtained through the FX Market), with an average life of not less than one year considering maturities of both principal and interest,

b)

new indebtedness or direct investment capital contributions, the proceeds of which have entered and settled, and have allowed to reach the parameters provided in the Refinancing Plan under item 7 of Communication “A” 7106;

c)

new issuances of debt securities publicly registered in Argentina or abroad issued after October 9, 2020, with an average life of not less than two years, the delivery of which allowed the issuer to reach the parameters provided in its Refinancing Plan.

Export proceeds to guarantee new indebtedness

Communication “A” 7196 allows for proceeds from exports of goods and services held in local or foreign financial institutions to guarantee payment of new indebtedness entered into pursuant to Communication “A” 7123 and has complied with the mandatory repatriation and settlement obligation, as from January 7, 2021. Funds in these accounts shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors. Funds exceeding such amount must be repatriated and settled through the FX Market subject to the applicable foreign exchange rules.

In the event the financial agreement entered into requires the funds to be deposited for a period exceeding that which has been established for its mandatory settlement, the exporter may request this latter period be extended up until five business day after the former.

Access to the FX Market for the constitution of guarantees

Residents may access the FX Market for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, pursuant to the Communication “A” 7123 refinancing scheme, or in connection to local trusts created to guarantee principal and interest payments of such new indebtedness. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

i.

concurrently to such access, foreign currency-denominated funds are being repatriated and settled through the FX Market and/or funds credited to the correspondent account of a local financial institutions, and

ii.

the guarantees shall not exceed at any time 125% of the principal and interest to be paid in the current month and the following six calendar months, in accordance with the scheduled of payments as agreed upon with the creditors.

Funds which are not applied to the payment of principal and interest or the conservation guarantee detailed herein must be settled through the FX Market within five business days from its maturity date.

Access to the FX Market for the payment of new issuances of debt securities

New duly registered issuances of foreign-denominated debt securities, issued as of January 7, 2021, intended to refinance pre-existing debt, when seeking access to the FX Market for the payment of principal and interest under such new indebtedness, shall be considered to have complied with the obligation to mandatory settle through foreign currency for an amount equivalent to the refinanced principal, the interest accrued up to the date the refinancing was settled and, to the extent that the new debt securities do not schedule principal maturities before 2023, the interest that would accrue until December 31, 2022 by the indebtedness which is refinanced in advance and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts so refinanced.

Special regime for financings under Plan Gas IV

On November 19, 2020, the Argentine Central Bank issued Communication “A” 7168 which provided for specific regulations applicable to transactions entered and settled through the FX Market as of November 16, 2020 intended for the financing of projects falling within the scope of the Plan Gas IV. In particular, Communication “A” 7168 provides that:

1) Institutions may grant access to the FX Market to remit funds abroad in the nature of dividends and profits to non-resident shareholders without the prior consent of the Argentine Central Bank provided the following conditions are met:

(i) the dividends and profits arise from audited and closed financial statements;

(ii) the total amount to be paid as dividends and profits to non-resident shareholders, including the payment then requested to be processed, does not exceed the amount in local currency payable to them as per the distribution approved by the shareholders’ meeting;

(iii) access occurs not earlier than two calendar years from the date of the settlement in the FX Market of the transaction that qualifies for inclusion in this point; and

(iv) the transaction is disclosed, if applicable, in the last filing due under the External Assets and Liabilities Reporting Regime.

2) Institutions may grant access to the FX Market, without the prior consent of the Argentine Central Bank, for the payment at maturity of principal and interest services on foreign indebtedness provided that such indebtedness has an average life of not less than two years and the remaining requirements for principal and interest payments on foreign financial indebtedness under the FX Regulations are met.

3) Entities may grant access to the FX Market, without the prior consent of the Argentine Central Bank, for the repatriation of direct investments made by non-residents up to the amount of direct investment contributions settled on the FX Market as of November 16, 2020 as long as all of the following conditions are met:

(i) the institution has documentation that proves the effective inflow of the direct investment in the resident company;

(ii) access occurs not earlier than two years from the date of settlement on the FX Market of the transaction that qualifies for inclusion in this point;

(iii) in case of a capital reduction and/or return of irrevocable contributions made by the local company, the institution has documentation that proves that the relevant legal mechanisms have been complied with and has verified that the external liability in pesos generated as from the date of the non-acceptance of the irrevocable contribution or the capital reduction, as applicable, has been disclosed in the last filing due under the External Assets and Liabilities Reporting Regime.

In all cases, the institution shall have documentation that allows it to verify the genuineness of the transaction to be processed, that the funds were used to finance projects falling under the scope of such plan and the fulfilment of the other requirements set forth in the FX Regulations.

Local collections for exports of on-board supplies to foreign flagged means of transport (regimen de ranchos)

On February 5, 2021, the Argentine Central Bank issued Communication “A” 7217, which provides that, regarding local collections for exports of on-board (regimen de ranchos) supplies to foreign flagged means of transport, it shall be considered that the follow-up of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in Pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

A)

The documentation allows to verify that the delivery of the exported merchandise has taken place in the country, that the local agent of the company that owns the foreign flagged means of transport made the payment to the exporter locally and in which currency the payment was made.

B)

An entity shall issue a certification stating that the company that owns the foreign flagged means of transport would have had access to the FX Market pursuant to Section 3.2.2. of the FX Regulations for the equivalent amount in foreign currency which is intended to be computed to the shipment permit.

The entity which states the precedent shall previously verify compliance with all the other requirements stablished in Section 3.2.2. of the FX Regulations except for provisions of Section 3.13. and the local agent of the company that owns the foreign flagged means of transport shall have filed an affidavit stating that it has not transferred or will transfer funds abroad for the proportional amount of the operations included in the certification.

C)	In the event that the funds have been received in the country in foreign currency, a certification that the settlement of the funds through the FX Market has been made is needed.

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$250,000 in the calendar month.

Special regime under the Investment Promotion Regime for Exports set forth by Decree No. 234/21

On April 8, 2021, the Central Bank issued Communication “A” 7259, which provides that proceeds from exports of goods under the investment Promotion Regime for exports set forth by Decree No. 234/21 might be applied, in the terms set forth by the enforcement authority, to the following transactions:

a)	Payment of principal and interests of debts arising from import the of goods and services as from the maturity date;

b)	Payment of principal and interests of debts connected to foreign financial debts as from the maturity date;

c)	Payment of profits and dividends corresponding to closed and audited balance sheets; and

d)	Repatriation of direct investments by non-residents in companies that are not controllers of local financial entities.

Such applications shall be admitted to the extent that the following conditions are met:

1. The amount applied does not exceed 20% of the amount in foreign currency corresponding to the permit of export whose charges are applied.

2. The amount does not exceed 25% of the gross amount of foreign currency settled for financing the project that generated the applied exports.

The gross amount of the foreign currency settled entered will arise from the accumulated amount of the settlements carried out in the FX Market as of April 7, 2021 as foreign financial debts and direct foreign investment. The settlements may be computed no earlier than a calendar year from the date of the settlement through the FX Market.

3. Exporters who opt for this mechanism must designate a entity local financial institution to monitor the project included in the Promotion Regime.

Argentine Central Bank’s Reporting Systems

Advance information on foreign exchange transactions

The institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on transactions relative to outflows through the FX Market in daily amounts equal to or higher than the equivalent of US$50,000 (fifty thousand U.S. Dollars).

Customers of licensed institutions shall provide such institutions with information sufficiently in advance so that they may comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

Other foreign exchange regulations

Pursuant to General Resolution No. 836/20, the CNV provided that mutual investment funds in pesos shall invest at least 75% of their assets in financial instruments and marketable securities issued in Argentina exclusively in local currency. General Resolution No. 838/20 clarified that such requirement is not applicable to investments in assets issued or denominated in foreign currency that are made and paid in pesos and the interest and principal amounts whereof are exclusively paid in pesos.

Under Interpretation Criterion No. 17 (referring to General Resolution No. 836/2020), the CNV established that new investments in assets issued in foreign currency may be made only if the aggregate of the assets listed in section 78, Article XV, Chapter III, Title XVIII of the CNV Rules plus the rest of the assets issued in a currency other than pesos does not exceed 25% of the assets of the relevant mutual investment fund.

Pursuant to General Resolution No. 878/2020, sales transactions of securities to be settled in foreign currency and in a foreign jurisdiction will be carried out provided that a minimum holding period of three business days is observed to be counted as from the date such securities are credited with the relevant depositary. As regards to sales of securities to be settled in foreign currency and in a local jurisdiction, the minimum holding period will be two business days to be counted as from the date such securities are credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities to be settled in foreign currency.

In addition, transfers of securities acquired from foreign depositaries to be settled in pesos will be processed subject to a minimum holding period of three business days counted as from the crediting thereof with the depositary, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Settlement and clearing agents and trading agents must verify compliance with the aforementioned minimum holding period of the securities.

As regards incoming transfers, General Resolution No. 878/2020 provided that securities transferred by foreign depositaries and credited with a central depositary may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until three business days after such crediting into sub-account/s in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be two business days after such crediting into sub-account/s in the local custodian.

In addition, in the price-time priority order matching segment, transactions for the purchase and sale of fixed-income securities denominated and payable in US dollars issued by Argentina under local laws by sub-accounts subject to section 6 of the FX Regulations and that are also regarded as qualified investors, the following requirements must be observed:

(i) for the aggregate of such securities, the nominal amount of securities purchased and to be settled in pesos may not exceed the nominal amount of securities sold and to be settled in pesos, on the same trading day and for each customer sub-account;

(ii) for the aggregate of such securities, the nominal amount of securities sold and to be settled in foreign currency and in local jurisdiction may not exceed the nominal amount of securities bought and to be settled in such currency and jurisdiction, on the same trading day and for each customer sub-account; and

(iii) for the aggregate of such securities, the nominal amount of securities sold and to be settled in foreign currency and in a foreign jurisdiction may not exceed the nominal amount of securities bought and to be settled in such currency and jurisdiction, on the same trading day and for each sub-account.

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

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the U.S.-Mexico Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the U.S.-Mexico Tax Treaty. Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 or 2020 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Although we do not believe that we were a PFIC in our 2020 taxable year and, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our revenue, and relevant market and shareholder data, do not anticipate becoming a PFIC in the foreseeable future, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we are classified as a PFIC, you will generally be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), and gains that you recognize on the disposition of your series A shares or ADSs. Under these rules (a) the excess distributions or gains will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your series A shares or ADSs at death.

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

For further information on our market risks, please see Note 18.6.1.1 to our Audited Financial Statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The Bank of New York Mellon is the depositary of the ADS program. Each ADS represents one series A share (or a right to receive one series A share) deposited with Banco S3 México S.A., Institución de Banca ó, as custodian for the depositary in Mexico. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2020, the depositary reimbursed to us a gross amount of US$50,000 in connection with the ADS program.

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

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2020.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial

Officer, and monitored by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and it includes those policies and procedures that: i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projection of any evaluation of the effectiveness of the internal controls to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of the year ended December 31, 2020, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

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

During 2020, the Company completed the first year of implementation of specific standards for the Sarbanes-Oxley Act (“SOX”) and performed a management assessment over internal control.

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

We have adopted a code of ethics that applies to all Vista´s officers and employees and third parties (contractors, suppliers, partners) which interact with Vista which is posted on our web site at: www.vistaoilandgas.com. We did not modify or amend our code of ethics during the year ended December 31, 2020. In addition, we did not grant any waivers to our code of ethics during the year ended December 31, 2020.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2020 and December 31, 2019:

	2020	2019
	US$	US$
	(in thousands)
Audit fees	455	450
Audit—related fees	10	103
Tax fees	105	100
Other services	—	35

Total fees	570	688

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

The table below briefly describes the significant differences between our Mexican corporate governance rules and the NYSE corporate governance rules.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	A listed company must have at least 25% of independent directors. All listed companies must comply with this requirement.

303A.02	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.	The shareholder’s meeting of a listed company in which a director is appointed or ratified, or where such appointment or ratification is informed, must affirmatively determine whether such director qualifies as independent. Under the Mexican Securities Market Law (i) shareholders that individually or as a group control the listed company, (ii) officers, employees or examiners of the listed company or its affiliates; (iii) individuals with significant influence or command authority (as defined below) over the listed company or its affiliates, among other persons, cannot be appointed as independent directors. There is test with respect to independence from the management as such.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	There is no such requirement.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	A listed company must have a corporate governance committee with at least three members appointed by the board of directors and which members must all be independent. The corporate governance committee of a listed company that is controlled by a person or group maintaining 50% or more of its outstanding capital stock may be formed by a majority of independent members.

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	There is no such requirement.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.06	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.	A listed company must have an audit committee with at least three members appointed by the board of directors and which members must all be independent. The minimum duties of this committee are set forth in the Mexican Securities Market Law, which include, among other things, supervising external auditors, discuss yearly financial statements and, when applicable, recommend their approval, informing the board of directors of existing internal controls and irregularities that it encounters, investigate breaches of operating policies internal control and internal audit systems and supervise the activities of the chief executive officer.
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
As a foreign private issuer, we are required to comply with Section 303A.12.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

1.1	English translation of bylaws (as amended) of the registrant (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

2.1	Form of Deposit Agreement among Vista Oil & Gas, S.A.B. de C.V., The Bank of New York Mellon, as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to our registration statement on Form F-6 filed with the SEC on July 2, 2019).

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (included as Exhibit 2.2 of the Form 20-F filed by Vista Oil & Gas, S.A.B. de C.V. on April 30, 2020 and incorporated by reference herein).

4.1	Amended & Restated Credit Agreement, dated January 19, 2021, among Vista Oil & Gas Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A. and the successor of APCO Argentina S.A. and APCO Oil & Gas S.A.U.), as borrower, Vista Oil & Gas, S.A.B. de C.V., Vista Oil & Gas Holding I, S.A. de C.V., and Vista Oil & Gas Holding II, S.A. de C.V. and (i) Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch, Banco Santander Rio S.A. and Citibank, N.A. (acting through its International Banking Facilities), as lenders, and (ii) Banco Itaú, as administrative agent (the “Credit Agreement”).

4.2	Guaranty to the Credit Agreement Agreement, dated July 19, 2018, among Vista Oil & Gas, S.A.B. de C.V., APCO Argentina S.A., APCO Oil and Gas International, Inc. and Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.3	Guaranty to the Credit Agreement, dated October 22, 2018, among Vista Oil & Gas Holding II, S.A. de C.V. and Itaú Unibanco S.A.U., Nassau Branch (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.4	English translation of Warrant Indenture, dated August 7, 2017, between Vista Oil & Gas, S.A.B. de C.V. and Monex Casa de Bolsa, S.A. de C.V. (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.5	English translation of concession agreement regarding the Bajada del Palo Oeste and Bajada del Palo Este concessions, dated November 22, 2018, among Vista Oil & Gas Argentina S.A., APCO Oil & Gas S.A.U. and the Province of Neuquén (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.6	English translation of concession agreement regarding the Entre Lomas concession in the Province of Neuquén, dated June 11, 2009, among Petrolera Entre Lomas S.A., APCO Argentina Inc. (Sucursal Argentina) and the Province of Neuquén (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.7	English translation of concession agreement regarding the Entre Lomas concession in the Province of Río Negro, dated December 9, 2014, among Petrolera Entre Lomas S.A. and the Province of Río Negro (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.8	English translation of concession agreement regarding the Jagüel de los Machos and 25 de Mayo – Medanito concessions in the Province of Río Negro, dated December 9, 2014, among Petrobras Argentina S.A. and the Province of Río (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.9	Strategic Partners Agreement, dated August 1, 2017, among Vista Oil & Gas, S.A.B. de C.V., Vista Sponsor Holdings, L.P., Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.10	Amended & Restated Forward Purchase Agreement, dated September 12, 2018, among Vista Oil & Gas, S.A.B de C.V. and Riverstone Vista Capital Partners, L.P. (incorporated by reference to Vista´s registration statement on Form F-1 filed with the SEC on July 2, 2019).

8.1	List of Subsidiaries.

12.1	Certification of Miguel Galuccio of Vista Oil & Gas, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pablo Manuel Vera Pinto of Vista Oil & Gas, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Miguel Galuccio and Pablo Manuel Vera Pinto pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of DeGolyer and MacNaughton.

15.2	Consent of Netherland, Sewell International, S. de R.L. de C.V.

99.1	Reserves Report, dated February 1, 2021, prepared by DeGolyer and MacNaughton.

99.2	Reserves Report, dated February 5, 2021, prepared by Netherland, Sewell International, S. de R.L. de C.V.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Date: April 28, 2021

INDEX TO THE FINANCIAL STATEMENTS

Page

Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 to December 31, 2018 (Successor) and Financial Statements for the period from January 1, 2018 to April 3, 2018 (Predecessor)

Report of the Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and Statements of Profit or Loss and Other Comprehensive Income for the period from January 1, 2018 through April 3, 2018 (Predecessor)

F-3
Consolidated Statements of Financial Position as of December 31, 2020, 2019 and 2018 (Successor)	F-4
Predecessor Statements of Changes in Shareholders’ Equity for the period from January 1, 2018 through April 3, 2018	F-5
Successor Statements of Changes in Shareholders’ Equity for the period from April 4, 2018 through December 31, 2018 and for the years ended December 31, 2020 and 2019	F-6

Consolidated Statements of Cash Flows for the years ended December  31, 2020 and 2019 and for the period from April 4, 2018 to December 31, 2018 (Successor) and Statements of Cash Flows for the period from January 1, 2018 to April 3, 2018 (Predecessor)

F-7

Notes to the Consolidated Financial Statements as of December  31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and Financial Statements for the period from January 1, 2018 through April  3, 2018 (Predecessor)

F-10

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vista Oil & Gas, S.A.B.de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vista Oil & Gas, S.A.B.de C.V., and subsidiaries (“Company” or “Successor”) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows for the period ended December 31, 2020, 2019 and for the period from April 4, 2018 through December 31, 2018, and the related notes thereto. We have also audited the accompanying statement of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows of Petrolera Entre Lomas, S.A. (“PELSA” or “Predecessor”) for the period from January 1, 2018 to April 3, 2018.

In our opinion, the Successor consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2020, 2019 and 2018, and the consolidated results of its operations and its cash flows for the period ended December 31 2020, 2019 and for the period from April 4, 2018 through December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In our opinion, the Predecessor financial statements present fairly, in all material respects, the results of the operations and cash flows of PELSA for the period from January 1, 2018 to April 3, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Notes 1.1 and 32 to the financial statements, effective April 4, 2018, the Company acquired PELSA, in a transaction accounted for as a business combination. As a result of the acquisition, the consolidated financial information for the Successor period is presented on a different cost basis than that for the Predecessor period and, therefore, is not comparable.

Basis for Opinions

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express opinions on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company and PELSA in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Código de Ética Profesional del Instituto Mexicano de Contadores Públicos”, and in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company and PELSA are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Company’s or PELSA’s internal control over financial reporting. Accordingly, we express no such opinions.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA,S.C.

We have served as the Company’s auditor since 2017

Mexico City, Mexico

April 27, 2021

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and statements of profit or loss and other comprehensive income for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars)

	Notes	Consolidated – Successor For the year ended December 31, 2020	Consolidated – Successor For the year ended December 31, 2019	Consolidated – Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Revenue from contract with customers	5	273,938	415,976	331,336	44,463
Cost of sales:
Operating expenses	6.1	(88,018)	(114,431)	(86,245)	(18,367)
Crude oil stock fluctuation	6.2	3,095	310	(1,241)	733
Depreciation, depletion and amortization	13/14/15	(147,674)	(153,001)	(74,772)	(14,194)
Royalties		(38,908)	(61,008)	(50,323)	(6,795)

Gross profit		2,433	87,846	118,755	5,840

Selling expenses	7	(24,023)	(27,138)	(21,341)	(3,091)
General and administrative expenses	8	(33,918)	(42,400)	(24,202)	(1,466)
Exploration expenses	9	(646)	(676)	(637)	(134)
Other operating income	10.1	5,573	3,165	2,699	1,240
Other operating expenses	10.2	(4,989)	(6,180)	(18,097)	(135)
Impairment of long -lived assets	3.2.2	(14,438)	—	—	—

Operating (loss) / profit		(70,008)	14,617	57,177	2,254

Interest income	11.1	822	3,770	2,532	239
Interest expense	11.2	(47,923)	(34,163)	(15,746)	(23)
Other financial results	11.3	4,247	(715)	(22,920)	(1,159)

Financial results, net		(42,854)	(31,108)	(36,134)	(943)

(Loss) / Profit before income tax		(112,862)	(16,491)	21,043	1,311

Current income tax (expense)	16	(184)	(1,886)	(35,450)	(4,615)
Deferred income tax (expense) / benefit	16	10,297	(14,346)	(11,975)	(3,345)

Income tax benefit / (expense)		10,113	(16,232)	(47,425)	(7,960)

Net (loss) for the year / period		(102,749)	(32,723)	(26,382)	(6,649)

Other comprehensive income
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
- Remeasurements profit / (loss) related to defined benefits plans	23	460	(1,577)	(3,565)	(89)
- Deferred income tax (expense) / benefit	16	(114)	394	891	22

Other comprehensive income that will not be reclassified to profit or loss in subsequent years		346	(1,183)	(2,674)	(67)

Other comprehensive income for the year/period, net of tax		346	(1,183)	(2,674)	(67)

Total comprehensive (loss) for the year/period		(102,403)	(33,906)	(29,056)	(6,716)

(Losses) per share attributable to equity holders of the parent
Basic and Diluted (In US dollars per share):	12	(1.175)	(0.409)	(0.375)	(0.070)

Notes 1 to 36 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statements of financial position as of December 31, 2020, 2019 and 2018 (Successor)

(Amounts expressed in thousands of US Dollars)

	Notes	Successor As of December 31, 2020	Successor As of December 31, 2019	Successor As of December 31, 2018
Assets
Non-current assets
Property, plant and equipment	13	1,002,258	917,066	820,722
Goodwill	14	28,484	28,484	28,484
Other intangible assets	14	21,081	34,029	31,600
Right-of-use-assets	15	22,578	16,624	—
Trade and other receivables	17	29,810	15,883	20,191
Deferred income tax	16	565	476	—

Total non-current assets		1,104,776	1,012,562	900,997

Current assets
Inventories	19	13,870	19,106	18,187
Trade and other receivables	17	51,019	93,437	86,050
Cash, bank balances and other short-term investments	20	202,947	260,028	80,908

Total current assets		267,836	372,571	185,145

Total assets		1,372,612	1,385,133	1,086,142

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	21.1	659,400	659,399	513,255
Share-based payment reserve	34	23,046	15,842	4,021
Accumulated other comprehensive loss		(3,511)	(3,857)	(2,674)
Accumulated losses		(170,417)	(67,668)	(34,945)

Total shareholders’ equity		508,518	603,716	479,657

Liabilities
Non-current liabilities
Deferred income tax liabilities	16	135,567	147,019	133,757
Lease liabilities	15	17,498	9,372	—
Provisions	22	23,909	21,146	16,186
Borrowings	18.1	349,559	389,096	294,415
Warrants	18.3	362	16,860	23,700
Employee defined benefit plans obligation	23	3,461	4,469	3,302
Accounts payable and accrued liabilities	26	—	419	1,007

Total non-current liabilities		530,356	588,381	472,367

Current liabilities
Provisions	22	2,084	3,423	4,140
Lease liabilities	15	6,183	7,395	—
Borrowings	18.1	190,227	62,317	10,352
Salaries and social security payable	24	11,508	12,553	6,348
Income tax payable	16	—	3,039	22,429
Other taxes and royalties payable	25	5,117	6,040	6,515
Accounts payable and accrued liabilities	26	118,619	98,269	84,334

Total current liabilities		333,738	193,036	134,118

Total liabilities		864,094	781,417	606,485

Total shareholders’ equity and liabilities		1,372,612	1,385,133	1,086,142

Notes 1 to 36 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Predecessor statements of changes in shareholders’ equity for the period from January 1, 2018 through April 3, 2018

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

Notes 1 to 36 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Successor statements of changes in shareholders’ equity for the period from April 4, 2018 through December 31, 2018 and for the years ended

December 31, 2020 and 2019

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated loss		Accumulated other comprehensive loss	Total attributable to the equity holders of the Successor	Non- controlling interest	Total shareholders’ equity
Balances as of April 4, 2018	25	—	(8,563	)(1)	—	(8,539)	—	(8,539)

Loss for the period	—	—	(26,382)		—	(26,382)	—	(26,382)
Other comprehensive (loss) for the period	—	—	—		(2,674)	(2,674)	—	(2,674)

Total comprehensive (loss)	—	—	(26,382)		(2,674)	(29,056)	—	(29,056)
Proceeds from Series A shares net of issuance costs (Note 21.1)	513.230	—	—		—	513,230	—	513,230
Share-based payments (Note 34)	—	4,021	—		—	4,021	—	4,021
Non-controlling interest arising on business combination (Note 32.1.3)	—	—	—		—	—	1,307	1,307
Acquisition of non-controlling interest (Note 32.1.3)	—	—	—		—	—	(1,307)	(1,307)

Balances as of December 31, 2018	513,255	4,021	(34,945)		(2,674)	479,656	—	479,657

Loss for the year	—	—	(32,723)		—	(32,723)	—	(32,723)
Other comprehensive (loss) for the year	—	—	—		(1,183)	(1,183)	—	(1,183)

Total comprehensive (loss)	—	—	(32,723)		(1,183)	(33,906)	—	(33,906)
Proceeds from Series A shares net of issuance costs (Note 21.1)	146,144	—	—		—	146,144	—	146,144
Share-based payments (2) (Note 34)	—	11,821	—		—	11,821	—	11,821

Balances as of December 31, 2019	659,399	15,842	(67,668)		(3,857)	603,716	—	603,716

Loss for the year	—	—	(102,749)		—	(102,749)	—	(102,749)
Other comprehensive (loss) for the year	—	—	—		346	346	—	346

Total comprehensive (loss)	—	—	(102,749)		346	(102,403)	—	(102,403)
Share-based payments (2) (Note 34)	1	7,204	—		—	7,205	—	7,205

Balances as of December 31, 2020	659,400	23,046	(170,417)		(3,511)	508,518	—	508,518

(1)	Includes the net loss of VISTA for the period beginning March 22, 2017 (inception) to April 3, 2018.
(2)	Includes 10,494 and 10,655 of share-based payments expenses for the year ended December 31, 2020 and 2019, net of withholding taxes charge, respectively. (See Note 8).

Notes 1 to 36 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statements of cash flows for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and statements of cash flows for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars)

	Notes	Consolidated – Successor For the year ended December 31, 2020	Consolidated – Successor For the year ended December 31, 2019	Consolidated - Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Cash flows from operating activities
Net (loss) / Profit for the year/period		(102,749)	(32,723)	(26,382)	(6,649)
Adjustments to reconcile net cash flows
Non-cash ítems related with operating activities:
(Reversal in)/Allowances for expected credit losses	7/10.1	(22)	(118)	539	(111)
Foreign currency exchange difference, net	11.3	(3,068)	2,991	(3,005)	(3,268)
Unwinding of discount on asset retirement obligation	11.3	2,584	1,723	897	233
Increase of provisions, net	10.2	103	2,210	2,533	2
Interest expense leases	11.3	1,641	1,561	—	—
Effect of discount of assets and liabilities at present value	11.3	3,432	10	2,743	—
Share-based payment expense	8	10,494	10,655	4,021	—
Net cost for employee defined benefits obligation	23	250	220	368	132
Income tax benefit / (expense)	16	(10,113)	16,232	47,425	7,960
Bargain purchase on business combination	32	(1,383)	—	—	—
Non-cash ítems related with investing activities:
Depreciation and depletion	13/15	145,106	151,483	73,975	14,513
Amortization of intangible assets	14	2,568	1,518	797	198
Impairment of long-lived assets	3.2.2	14,438	—	—	—
Gain on sale or disposal of property, plant and equipment	11.1	—	—	—	(245)
Interest income	11.1	(822)	(3,770)	(2,532)	—
Changes in the fair value of financial assets	11.3	645	(873)	(1,415)	(69)
Decreases in property, plant and equipment	13	—	—	—	1,529
Non-cash items related with financing activities:
Interest expense	11.2	47,923	34,163	15,546	(118)
Changes in the fair value of warrants	11.3	(16,498)	(6,840)	8,860	—
Costs of early settlements of borrowings and amortized costs	11.3	2,811	2,076	14,474	—
Impairment of financial assets	11.3	4,839	—	—	—
Changes in working capital:
Trade and other receivables		3,915	(2,073)	(32,945)	9,738
Inventories		(2,861)	(609)	(10,951)	2,315
Accounts payable and accrued liabilities		2,397	(22,105)	33,760	(966)
Contributions paid for employee defined benefits obligations	23	(798)	(630)	(727)	(57)
Salaries and social security payable		(2,570)	5,405	3,659	(707)
Other taxes and royalties payable		(2,080)	2,377	9,973	(825)
Provisions		(1,672)	(2,298)	551	(334)
Income tax paid (2)		(4,731)	(26,327)	(16,642)	(992)

Net cash flows generated by operating activities		93,779	134,258	125,522	22,279

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statements of cash flows for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and statements of cash flows for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars)

	Notes	Consolidated – Successor For the year ended December 31, 2020	Consolidated – Successor For the year ended December 31, 2019	Consolidated - Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Cash flows from investing activities
Business acquisitions, net of cash acquired	32.4	—	—	(725,174)	—
Payments for acquisition of property, plant and equipment		(153,257)	(240,315)	(117,837)	(12,476)
Payments for acquisition of other intangible assets	14	(3,664)	(4,225)	(31,486)	(13)
Proceeds from sales of property, plant and equipment		—	—	—	245
Payments for acquisition of other financial assets		—	—	—	(8,190)
Proceeds from other financial assets		—	5,761	16,680	11,377
Proceeds from interest received		822	3,770	567	114

Net cash flows (used in) investing activities		(156,099)	(235,009)	(857,250)	(8,943)

Cash flows from financing activities
Payment for acquisition of non-controlling interests	32.1.3	—	—	(1,307)	—
Payment of redemption of Series A shares	18.2	—	—	(204,590)	—
Proceeds from private investment in public equity net of issue costs	21.1	—	—	90,239	—
Proceeds from capitalization of Series A shares net of issue costs	21.1	—	146,144	—	—
Payment of issue costs from capitalization of Series A shares	21.1	—	—	(19,500)	—
Proceeds from borrowings	18.2	201,728	234,728	560,000	—
Payment of cost of borrowings	18.2	(2,259)	(1,274)	(18,280)	—
Payments of borrowings’ principal	18.2	(98,761)	(90,233)	(260,000)	—
Payments of borrowings’ interests	18.2	(43,756)	(32,438)	(5,018)	—
Payments of leases	15	(9,067)	(7,619)	—	—
Payments / Proceeds from other financial liabilities, net of restricted cash and cash equivalents	20/28	(16,993)	16,993	—	—

Net cash flows provided by financing activities		30,892	266,301	141,544	—

Net (decrease) / increase in cash and cash equivalents		(31,428)	165,550	(590,184)	13,336
Cash and cash equivalents at the beginning of the year/period	20	234,230	66,047	671,519 (1)	2,444
Effects of exchange rate changes on cash and cash equivalents		(1,488)	2,633	(15,288)	1,259
Net (decrease) / increase in cash and cash equivalents		(31,428)	165,550	(590,184)	13,336

Cash and cash equivalents at the end of the year/period	20	201,314	234,230	66,047	17,039

(1)	Includes 700 and 653,780 of cash and cash equivalents and restricted cash and cash equivalent held by the Successor entity, respectively, as of April 4, 2018.
(2)	Includes 13,087 related to income tax expense for the year ended December 31, 2018

Notes 1 to 36 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Consolidated statements of cash flows for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and statements of cash flows for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars)

	Notes	Consolidated – Successor For the year ended December 31, 2020	Consolidated – Successor For the year ended December 31, 2019	Consolidated - Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables and other accounts		82,298	23,943	24,939	4,245
Changes in asset retirement obligation provision with corresponding changes in property, plant and equipment	13/22.1	(366)	4,141	11,839	—
Capitalization of Series A Shares	21.1	—	—	449,191	—
Aguila Mora Swap agreement	30.3.5	—	—	13,157	—

Notes 1 to 36 are an integral part of these consolidated financial statements

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and financial statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 1. Corporate and Company information

1.1 General information and Company structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”) is a corporation with variable capital stock organized under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”) form, on July 28, 2017.

On July 25, 2019 the Company made a global offering on the New York Stock Exchange (“NYSE”) and began trading the following day under the ticker “VIST”. At the same day, the Company issued additional Serie A shares on the BMV. See Note 21.1 for more details.

The Company’s main purposes are to:

(i)

acquire, by any legal means, all kinds of assets, shares, equity interests or interest’s participation in any kind of commercial or civil companies, associations, firms, trust agreements or other entities within the energy sector, in Mexico or in another country, or any other industry;

(ii)	participate as a partner, shareholder or investor in all businesses or entities, whether mercantile or civil, associations, trust agreements in Mexico or in another country or any other nature;

(iii)	issue and place shares representative of its social capital, either through public or private offerings, in national or foreign stock exchange markets;

(iv)

issue or place warrants, either through public or private offerings, with respect to shares representing their capital stock or any other type of securities, in domestic or foreign stock exchange markets; and

(v)	issue or place negotiable instruments, debt instruments or any other security, either through public or private offerings, in domestic or foreign stock exchange markets.

From its inception until April 4, 2018, all the Company’s activities have been related to its constitution, the Initial Public Offering (“IPO”), in the Mexican Stock Exchange (“BMV”), and the efforts aimed at identifying and consummating the Initial Business Combination. As of that date, the Company’s main activity is the exploration and production of oil and gas (“Upstream”) through its subsidiaries.

The upstream operations owned by the Company are the following:

Argentina

In the Neuquén basin:

i)

100% in the conventional concessions for exploitation 25 de Mayo-Medanito SE, Jagüel de los Machos, Entre Lomas Neuquén, Entre Lomas Rio Negro and, Jarilla Quemada and Charco del Palenque (in the Agua Amarga area) (as operator);

ii)	100% in the unconventional operating concessions for exploitation Baja del Palo Oeste and Bajada del Palo Este (as operator);

iii)	84.62% in the Coirón Amargo Norte (“CAN”) exploitation concessions (as operator) (See Note 30.3.4);

iv)	90% in the unconventional operating concessions for exploitation Aguila Mora (as operator);

v)	10% in the unconventional operating concessions for exploitation Coirón Amargo Sur Oeste (“CASO”) (not operated);

In the Golfo San Jorge basin:

i)	16.9% in the concessions for exploitation Sur Río Deseado Este (“SRDE”) (not operated); and

In the Northwest basin:

i)	1.5% in the concession for exploitation in Acambuco (not operated).

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

México

i)	50% of blocks CS-01 (as operator);

ii)	50% of blocks A-10 (not operated); and

iii)	50% of blocks TM-01 (not operated).

For more details about the operations that the Company has in Mexico, please refer to Note 30.3.10.

The address of the Company’s main office is located in Mexico City (Mexico), at Volcán 150, Floor 5, Lomas de Chapultepec, Miguel Hidalgo, Zip Code 11000.

1.2 Aleph Midstream S.A.

As of December 31, 2018, Aleph Midstream, S.A. (“Aleph Midstream or Aleph”) was a subsidiary 100% controlled by VISTA. On June 27, 2019 VISTA signed an investment agreement with a Riverstone affiliate (related partied) and a Southern Cross affiliate Group (“the investors”), to invest in Aleph, a midstream company in Argentina. Under this agreement the investors committed to acquire 99.73% of Aleph’s capital. On December 27, 2019, the Company agreed to repurchase the shares acquired by investors. On February 26, 2020, the Company reached an agreement with the Partners to reacquire the participation in the subscribed and outstanding capital of said investors in Aleph, at a total purchase price of 37,500 (an amount equivalent to the total capital actually contributed to Aleph by the investors). See Note 28 for more details.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

These consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the year ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the financial statements for the period from January 1, 2018 through April 3, 2018 (Predecessor) (hereinafter referred to as the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The predecessor financial statements are the first set of financial statements prepared in accordance with IFRS as issued by the IASB. Note 2.5 present the effects of the adoption of IFRS by the predecessor Company.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value. The financial statements are presented in U.S. Dollars (“US”) and all values are rounded to the nearest thousand (US. 000), except when otherwise indicated.

These consolidated financial statements have been approved for issue by the Board of Directors on April 27, 2021 and considers subsequent events up to that date. The Company’s Shareholders Meeting have the authority to approve or modify the Company’s consolidated financial statements.

The financial statements as of December 31, 2018 (Successor) and for the period from April 4, 2018 through December 31, 2018 (Successor) and for the period from January 1, 2018 through April 3, 2018 (Predecessor) considered the following:

Successor presentation

The consolidated statements of profit or loss and other comprehensive income, changes in shareholders equity and cash flows for the Successor Company are presented for the period from April 4, 2018 through December 31, 2018, which consists of:

(i)	the consolidated profit or loss and other comprehensive income of the Company for the period from April 4, 2018 (date of acquisition of PELSA; 25 de Mayo-Medanito, Jagüel de los Machos and APCO); and

(ii)	costs related to the acquisition of those business;

(iii)	the accumulated results of operation of VISTA from inception to April 3, 2018.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The consolidated financial statements for the Successor Company include the assets and liabilities used in operating the Company’s business, including entities in which the Company has control according to Note 2.3. The Successor Company, as of the date of the completion of the Initial Business Combination, owned a 99.68% equity interest in PELSA; 3.85% direct participation in the oil and gas properties operated by PELSA; 100% of participation in the oil and gas properties 25 de Mayo-Medanito and Jagüel de los Machos and a 100% equity interest in APCO. All intercompany balances and transactions have been eliminated in consolidation.

Predecessor presentation

The statements of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows are presented for the predecessor period from January 1, 2018 through April 3, 2018. These periods represent the results of operations of PELSA and its joint operations (Note 30.2) (referenced herein as the ‘‘Predecessor Company’’).

These financial statements have been derived from the historical financial statements and accounting records of PELSA after giving effects to the adoption of IFRS presented in Note 2.5.

2.2 New accounting standards, amendments and interpretations issued by the IASB

2.2.1 New accounting standards, amendments and interpretations issued by the IASB, adopted by the Company

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments had no impact on the consolidated financial statements as of December 31, 2020, because the Company’s accounting policies already considered the modifications incorporated by IFRS 3.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

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

The amendments to IFRS 9 and IAS 39 Financial Instruments: recognition and measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements as of December 31, 2020, because the Company does not have hedging instrument of interest rate.

On August 27, 2020, the IASB published the phase two of its IBOR reform project, focused on issues that affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The effective date is for annual periods beginning on or after January 1, 2021, but earlier application is permitted. This project of the phase two was approved by the IASB on October 7, 2020.

As of December 31, 2020, the Company has not initiated negotiations with the banks for those borrowings at LIBOR rates.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. However, any hedge relationships that have previously been designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is allowed.

These amendments had no impact on consolidated financial statements as of December 31, 2020, because the Company does not have hedging instrument of interest rate.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements.

A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Amendments to IFRS 16: regarding Coronavirus (“COVID-19”) related rent concessions

On May 28, 2020, the IASB issued Amendments to IFRS 16: in relation to rental concessions related to Coronavirus (“COVID-19”).

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.

As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification.

The amendments are effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. The amendment is also available for interim reports.

These amendments had no impact on the consolidated financial statements because the Company has not applied the practical expedient mentioned above in the lease modifications during year 2020.

2.3 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

2.3.1 Subsidiaries

Subsidiaries are all entities over which the Company has control, and this happens if and only if it has:

•	Power over the entity;

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

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

Subsidiaries are consolidated from the date when the Company acquires control over them until the date when such control ceases. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

The acquisition method of accounting is used to account for business combinations by the Company (see Note 2.3.4).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset and when is necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

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

The equity interest in the subsidiaries held by the Company at the end of the period/year are set forth below:

Name of subsidiary	Proportion of ownership interest and voting power held by the Company %			Place of incorporation and operation	Main activity
	December 31, 2020	December 31, 2019	December 31, 2018
Vista Oil & Gas Holding I, S.A. de C.V. (“Vista Holding I”)	100%	100%	100%	Mexico	Holding
Vista Oil & Gas Holding II, S.A. de C.V. (“Vista Holding II”)	100%	100%	100%	Mexico	Upstream	(3)
Vista Oil & Gas Holding III, S.A. de C.V. (1)	100%	100%	100%	Mexico	Services
Vista Oil & Gas Holding IV, S.A. de C.V. (1)	100%	100%	-%	Mexico	Services
Vista Oil & Gas Holding V B.V.	100%	-%	-%	Holland	Holding
Vista Complemento S.A. de C.V. (1)	100%	100%	100%	Mexico	Services
Vista Oil & Gas Argentina S.A.U. (“Vista Argentina”) (2)	100%	100%	100%	Argentina	Upstream	(3)
APCO Oil & Gas S.A.U. (4)	-%	-%	100%	Argentina	Upstream	(3)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Name of subsidiary	Proportion of ownership interest and voting power held by the Company %			Place of incorporation and operation	Main activity
	December 31, 2020	December 31, 2019	December 31, 2018
APCO Argentina S.A. (4)	—%	—%	100%	Argentina	Holding
Aleph Midstream S.A. (1)(5)	100%	0,27%	100%	Argentina	Services(6)
Aluvional Logística S.A. (1)	100%	100%	100%	Argentina	Mining and Industry

(1)	Companies established after the Initial Business Combination was completed on April 4, 2018.
(2)	Onwards Vista Argentina (Previously known as Petrolera Entre Lomas S.A.)
(3)	Refers to the exploration and production of gas and oil.
(4)	Companies absorbed by Vista Argentina, product of a corporate reorganization process whose effective date was January 1,2019.
(5)	See Note 28.
(6)	Includes operations destined at the collection, treatment, transport and distribution of hydrocarbons and their derivatives.

The participation of the company in the votes of the subsidiaries companies is the same participation as in the share capital.

2.3.2. Changes in ownership interests

Changes in the Company’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company ceases to consolidate an equity account for an investment because of loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss and other comprehensive income. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to consolidated statements of profit or loss and other comprehensive income.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions.

2.3.3. Joint arrangements

Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures, depends on the contractual rights and obligations. The Company has joint operations but does not have any joint ventures.

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When the Company undertakes its activities under joint operations, the Company as a joint operator recognizes in relation to its interest in a joint operation:

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

•	Assets and liabilities held jointly;

•	Its revenue from the sale of its share of the output arising from the joint operation;

•	Its share of the revenue from the sale of the output by the joint operation; and

•	Its expenses, including its share of any expenses incurred jointly.

The Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses. These have been incorporated in the consolidated financial statements under the appropriate headings. Interest in joint operations and other agreements have been calculated based upon the latest available financial statements or financial information as of the end of each period/year, taking into consideration significant subsequent events and transactions as well as management information available. When necessary, adjustments are made to the financial statements or financial information to bring their accounting policies into line with the Company’s accounting policies.

When the Company transacts with a joint operation in which an entity of the Company is a joint operator (such as a sale or contribution of assets), the Company is considered to be conducting the transaction with the other parties to the joint operation, and profits and losses resulting from the transactions are recognized in the Company’s consolidated financial statements only to the extent of other parties’ interests in the joint operation. When an entity of the Company transacts with a joint operation in which an entity of the Company is a joint operator (such as a purchase of assets), the Company does not recognize its share of the profits and losses until it resells those assets to a third party.

Refer to Note 1 and 30 for more information on the joint operations in which Company participates.

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

ii)	The amount of any non-controlling interest in the acquired entity, and

iii)	The acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill.

If the fair value of the net identifiable assets of the business acquired exceeds those amounts, before recognizing a profit, the Company reassesses if it has correctly identified all the assets acquired and all liabilities assumed, reviewing the procedures used to measure the amounts that will be recognized at the acquisition date. If the evaluation still results in an excess of the fair value of the net assets acquired with respect to the total consideration transferred, the profit on bargain purchase is recognized directly in the consolidated statements of profit or loss and other comprehensive income.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Any contingent consideration will be recognized at their fair value at the acquisition date. Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value with changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income. The contingent consideration that is classified as equity is not re-measured, while the subsequent settlement is accounted for within shareholders’ equity.

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

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is remeasured to fair value at the acquisition date. Any profit or losses arising from such remeasurement are recognized in the consolidated statements of profit or loss and other comprehensive income.

The Company has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Company reports provisional amounts.

As detailed in Note 32.3.4 and 32.5 during the year ended December 31, 2020, the Company acquired an additional participation in the Joint Operation Agreement (“JOA”) of the Coirón Amargo Norte Joint Operation, which was accounted for as a business combination.

2.4 Summary of significant accounting policies

2.4.1 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Management Committee (the “Committee” that is considerate the “Chief Operating Decision Maker” or “CODM”).

The CODM is the highest decision-making authority, responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body that executes the Company’s strategic decisions.

2.4.2 Property, plant and equipment and intangible assets

Property, plant and equipment

Property, plant and equipment is measured following the cost model whereby, after initial recognition of the asset, the asset is recognized at cost less depreciation and less any subsequent accumulated impairment losses.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.4.2.1 Depreciation methods and useful lives

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period and any changes in estimate accounted is recognized on a prospective basis. An asset carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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

The Company’s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings	50 years
Machinery and installations	10 years
Equipment and furniture	10 years
Vehicles	5 years
Computer equipment	3 years

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

The exploration and evaluation activity involves the search for hydrocarbon resources, the determination of its technical feasibility and the evaluation of the commercial viability of an identified resource.

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

Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exist and they justify the commercial development. If reserves are not found, such drilling costs are expensed as an unproductive well. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete, subject to an additional appraisal activity (for example, the drilling of additional wells) but it is probable that they can be developed commercially. In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

All these capitalized costs are subject to a technical, commercial and administrative review, as well as a review of impairment indicators at least once a year. When there is sufficient information from management to indicate the existence of impairment, the Company applies an impairment test according to the impairment policies describe in Note 3.2.2.

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

For exchanges/swaps or parts of exchange/swaps that involve only exploration and evaluation assets, the carrying value is accounted for at the fair value of the asset given up and no gain or loss is recognized.

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

Intangible assets

2.4.2.4 Goodwill

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

2.4.3 Leases

The Company has lease contracts for various items of buildings, and plant and machinery, which are recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. For more information see Note 3.2.2 with respect accounting policies for evaluation the impairment of non-financial assets.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

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

2.4.5 Foreign currency translation

2.4.5.1 Functional and presentation currency

Functional currency for the Company and each of its current subsidiaries and the Predecessor is the currency of the primary economic environment in which each entity operates. Functional and presentation currency of all entities is the US. Determination of functional currency may involve certain judgements to identify the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

2.4.5.2 Transaction and balances

Transactions in currencies other than the functional currency (“foreign currency”) are recorded at the exchange rate on the date of each transaction. Foreign exchange profit and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of profit or loss and other comprehensive income, unless they have been capitalized.

Monetary balances in foreign currency are converted at the end of each year at the official exchange rate of each country.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.4.6 Financial instruments

2.4.6.1 Other financial assets

2.4.6.1.1 Classification

2.4.6.1.1.1 Financial assets at amortized cost

Financial assets are classified and measured at amortized cost only if the following criteria have been met:

(i)	the objective of the Company’s business model is to hold the asset to collect the contractual cash flows;

(ii)	the contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

2.4.6.1.1.2 Financial assets at fair value

If any of the above-mentioned criteria has not been met, the financial asset is classified and measured at fair value (“FVTPL”) through consolidated statements of profit or loss and other comprehensive income.

All investments in equity instruments are measured at fair value. For equity investments that are not held for trading, the Company can choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. As of December 31, 2020, 2019, and 2018, the Company does not have any equity instrument.

2.4.6.1.2 Recognition and measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A profit or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in consolidated statements of profit or loss and other comprehensive income. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in consolidated statements of profit or loss and other comprehensive income when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Company considers a financial asset in default when contractual payments are more than 90 days past due or when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

2.4.6.1.4 Offsetting of financial instruments

Financial assets and financial liabilities are presented gross in the consolidated statements of financial position unless both of the following criteria are met: (i) the Company currently has a legally enforceable right to set off the recognized amounts; (ii) and the Company intends to either settle on a net basis or realize the asset and settle the liability simultaneously. A right of set off is the Company’s legal right to settle an amount payable to a creditor by applying against it an amount receivable from the same counterparty.

The relevant legal jurisdiction and laws applicable to the relationships between the parties are considered when assessing whether a current legally enforceable right to set off exists.

2.4.6.2 Financial liabilities and equity instruments

2.4.6.2.1 Classification as debt or equity

Debt and equity instruments issued by the Company are classified either as financial liabilities or as equity in accordance with the substance of the contractual and the definitions of a financial liability and an equity instrument.

A contractual agreement to issue a variable number of shares is classified as a financial liability and measured at fair value. The changes in fair value are recognized in the consolidated statements of profit or loss and other comprehensive income.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Reimbursable Series A Shares

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

The borrowings are classified as current and non-current according to the period of cancellation of the obligation according to the contractual agreement. Those whose settlement operates within 12 months after closing are classified as current.

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

2.4.7 Revenue from contracts with customers and other income recognition

2.4.7.1 Revenue from contracts with customers

Revenue from contracts with customers arising from sale of crude oil, natural gas and Natural Gas Liquid (“NGL”) is recognized at a point in time when control of the goods are transferred to the customer generally on delivery of the inventory. Revenue from contract with customers are recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues. The Company has concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

Revenues from the production of oil and natural gas from the joint agreements in the Company participate, are recognized when sales to customers are improved and production costs are accrued or deferred for differences between volumes taken and sold to customers and the percentage of contractual participation resulting from joint arrangement.

Based on the revenue analysis carried out by the Company’s management, Note 5.1 has been broken down by (i) type of good and (ii) sales channels. All the revenues of the Company are recognized at a point in time.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.4.7.2 Contract balances

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2020, 2019, and 2018, the Company does not have any contract assets.

Trade and other receivables

A trade receivable represents the Company’s right to an amount of consideration that is unconditional i.e., only the passage of time is required before payment of the consideration is due.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized. Contract liabilities are recognized as revenue when the Company performs under the contract. As of December 31, 2020, 2019, and 2018, the Company does not have any contract liabilities.

Other operating income

Other operating income mainly corresponds to services rendered to third parties that are not directly related to the main activity. The Company recognizes revenue from services rendered over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Company.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The net realizable value is the estimated selling price in the ordinary course of business less the estimated direct costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the consolidated statements of profit or loss and other comprehensive income when the inventories are overstated.

The part of materials and parts of important spare parts and the existing permanent maintenance equipment that the Company expects to use for more than a period, as well as those that could only be used in relation to an item of property, plant and equipment are included in the session of “Property, plant and equipment”.

2.4.9 Cash and cash equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

If any, bank overdrafts are shown within borrowings in current liabilities in the consolidated statements of financial position and there are not disclosed under Cash and cash equivalents in the consolidated statements of cash flows since they are not part of the Company’s cash management.

2.4.10 Shareholders’ equity

Equity’s movements have been accounted for in accordance with the decisions of shareholders’ meetings and legal or regulatory standards.

a. Share capital

Share capital represents the share capital issued, composed of the contributions that were committed and or made by the shareholders. It is represented by shares that comprise outstanding shares at nominal value. Common shares are classified as equity.

b. Legal reserve

For VISTA, the successor Company, in accordance with the Mexican Commercial Companies Law, at least 5% of the net profit for the year must be allocated by the Company to increase the legal reserve until it reaches 20% of the share capital. As of December 31, 2020, 2019 and 2018, the Company has not created this reserve, because it had no net profit in the mentioned years.

c. Voluntary reserve (Predecessor)

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies.

d. Accumulated results

Accumulated results comprise accumulated profits or losses without a specific appropriation. Accumulated results can be distributed by the decision of Company as dividends, as long as they are not subject to legal restrictions.

These accumulated results comprise prior years’ profit that were not distributed or losses, the amounts transferred from other comprehensive income and prior years´ adjustments.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

e. Other comprehensive income

Other comprehensive income includes gains and losses from the actuarial gains and losses for defined benefit plans and the related income tax effect.

f. Dividends distribution

Dividends distribution to Company shareholders is recognized as a liability in the financial statements in the year in which the dividends are approved by the Shareholders’ Meeting. The distribution of dividends is made based on the Company’s stand-alone financial statements.

The Company will not be able to pay dividends until (i) future profits absorb the retained losses and (ii) the restrictions imposed by the credit facility agreement are released, as stated in Note 18.1.

2.4.11 Employee benefits

2.4.11.1 Short-term obligations

Liabilities for contributions and salaries that are expected to be settled wholly within 12 months after the end of the period are recognized the amounts expected to be paid when the liabilities are settled and are presented as “Salaries and other social security contributions” in the consolidated statements of financial position.

The costs related to compensated absences, such as vacation, are recognized as they are accrued.

In Mexico, participation of the workers in the Company’s profits (“PTU”) is paid to its qualified employees, which is calculated using the same taxable as for income tax, except for the following:

(i)	Neither the tax losses of previous years nor the participation in benefits paid to employees during the year are deductible.

(ii)	Tax-exempt payments for employees are fully deductible in the calculation of employee benefit sharing.

2.4.11.2 Defined benefit plans

The Company has a defined benefit plan described in Note 23. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by the Company.

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The defined benefit liability recognized in the consolidated statements of financial position is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated periodically, at least once a year at the end of each financial year, by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial profit and losses from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income (loss) in the period in which they arise, and past service costs are recognized immediately in the consolidated statements of profit or loss and other comprehensive income.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.4.12 Borrowing costs

General and specific borrowing costs which are directly attributable to the acquisition, construction or production are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. They are included as part of the acquisition cost of said assets until such time as they are ready for the expected use or in condition of sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

For the years ended on December 31, 2020, 2019 and 2018 except for interest on lease liabilities disclosed in Note 15 the Company did not capitalize any borrowing cost as it does not have any qualifying assets.

For the period from April 4, 2018 through December 31, 2018, and for the period from January 1, 2018 through April 3, 2018, the Group nor PELSA capitalize any borrowing costs as it does not have qualifying assets or borrowing costs incurred during those periods/year.

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

In the case of provisions where the effect of the time value of money is significant, such as those corresponding to the provisions of assets retirement obligation and for environmental remediation, the amounts of the provisions are determined as the present value of the expected of resources to pay the obligation. Provisions are discounted using a pre-tax rate that reflects current market conditions at the date of the statements of financial position and, where appropriate, the specific risks of the liability. When the discount is used, the increase in the provision due to the passage of time is recognized as financial costs.

2.4.13.1 Provision for contingencies

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

When the Company expects a part or all the provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

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

The Company discloses in notes to the consolidated financial statements a brief description of the nature of material contingent liabilities (See Note 22.3).

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.4.13.2 Provision for asset retirement obligation

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

When the liability is initially recognized, the present value of the estimated costs is capitalized increasing the carrying value of the related assets for the extraction of oil and gas to the extent that they have been incurred due to the development or construction of the well.

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

If the change in the estimate results in an increase in the decommissioning liability and, therefore, an addition to the carrying amount of the asset, the Company considers whether or not there is an indication of impairment of the asset in an integral manner and, be so, it undergoes impairment testing. For mature wells, if the estimate of the revised value of assets for oil and gas extraction, net of asset retirement obligation provisions, exceeds the recoverable value, that part of the increase is charged directly to expenses.

Over time, the discounted liability increases with the change in present value, based on the discount rate that reflects the current market assessments and the specific risks of the liability. The unwinding of the discount is recognized in the consolidated statements or profit or loss and other comprehensive income as a financial cost.

The Company recognizes deferred tax assets with respect to the temporary difference between the asset retirement obligation provisions and the corresponding deferred tax liability.

2.4.13.3 Provision for environmental remediation

Provisions for environmental costs are recognized when it is probable that a cleanup will be carried out and the estimated costs can be estimated reliably. Generally, the timing of recognition of these provisions concurs with the commitment of a formal action plan or, if it is before, at the time of the divestment or the closure of the inactive sites.

The amount recognized is the best estimate of the required expense to settle the obligation. If the effect of the value of money over time is material, the recognized value is the present value of the estimated future expense. The effect of such estimate is recognized in the consolidated statements of profit or loss and other comprehensive income.

2.4.14 Income tax and minimum presumed income tax

2.4.14.1 Current and deferred income tax

The tax expenses for the period/year include current and deferred tax. Tax is recognized in the consolidated statements of profit or loss and other comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Deferred income tax is recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax liabilities are generally recognized for all taxable temporary differences, unless they arise from recognition of a goodwill.

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

Income tax rates prevailing as of December 31, 2020, 2019 and 2018 in Argentina and Mexico are 30% (see Note 33).

2.4.14.2 Minimum presumed income tax

The Company’s subsidiaries in Argentina calculated tax on minimum presumed income tax applying the 1% tax rate to taxable assets estimated at the end of each reporting period until the year ended December 31, 2018.

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

On July 22, 2016, Law No. 27,260 was published, which eliminates the minimum presumed income tax for the years beginning on January 1, 2019.

The Company has registered an asset for minimum presumed income tax included in trade and other receivables for 1,034. It may be charged against taxable profits generated until December 31,2028.

2.4.15 Share-based payments

Employees (including senior executives) of the Successor Company may receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model (See Note 34).

That cost is recognized in employee benefits expense, together with a corresponding increase in equity (“Shared-based payments”), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statements of profit or loss and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The possible dilutive effect of outstanding options is reflected, as applicable; in the computation of diluted earnings per share (further details are given in Note 12).

On March 22,2018 the Company approved a Long Term Incentive Plan (“LTIP”) consisting of a plan to provide for the Company and its subsidiaries to attract and retain talented persons as officers, directors, employees and consultants. The LTIP include the following mechanisms for rewarding and retaining key personal (i) Stock Option Plan, (ii) Restricted Stock Units and; (iii) Performance Restricted Stock and therefore accounted under IFRS 2 Shared based payments as detailed above.

a) Stock Option (“SOP”) (equity-settled)

The stock option plan gives the participant the right to buy a quantity of shares over certain period of time.The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period.

b) Restricted Stock (equity-settled)

Certain key employees of the Company receive additional benefits for free or a minimum value once the conditions are achieved through a share purchase plan denominated in Restricted Stock (“RSs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under the caption of share-based payments over the requisite service period.

c) Performance Restricted Stock (equity settled)

The Company grants Performance Restricted Stock (“PRSs”) to key employees, which entitle them to receive PRSs after having attained certain performance goals over a service period. PRS is classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period. As of December 31, 2020, 2019, and 2018 the Company has not granted any PRSs.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.4.16 Going concern

The COVID-19 outbreak is currently having an indeterminable adverse impact on the world economy. The Group is facing a new oil market scenario with significant reduction in demand and oil prices due to extreme COVID-19 containment measures.

The Group immediately took decisive measures, such as reducing the 2020 work program, by adjustments to capital investment plans, including renegotiation of investment commitments, financing and lease agreements during 2020, and continuous monitoring of operating and administrative costs. Additionally, different effects of the pandemic have been taken into consideration for the purposes of the estimates and judgments used in these financial statements, such as those related to future prices; risk analysis of recoverability of accounts receivable; liquidity risk analysis; among others.

In May 2020 and in the framework of the public emergency and the international crisis derived from COVID-19, the Argentine Executive Branch issued Decree No. 488/2020 establishing a reference price for deliveries of crude oil in the Argentine market equivalent to 45 US/ oilfield barrel (“bbl”). As of December 31, 2020, Decree No. 488/2020 is no longer in force, because “Ice Brent First Line” price exceed 45 US/bbl for 10 consecutive days in August 2020. (See Note 2.5.1.2).

Likewise, under this current challenging scenario compliance with commitments will continue to be monitored. In the event of any default, creditors may choose to declare indebtedness, together with accrued interest and other charges.

The Board of Directors regularly monitor the Group’s cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant.

Considering macroeconomic environment conditions, where a recovery in international crude oil prices is observed, the performance of the operations and the Group’s cash position, as of December 31, 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the consolidated financial statements.

2.5 Regulatory framework

A- Argentina

2.5.1 General

2.5.1.1 Decree No. 297/2020

Consistent with recommendations that World Health Organization (“WHO”) urged to be taken by all countries affected by the COVID-19 pandemic, the Argentine Executive Branch issued Decree of Necessity and Urgency (“DNU”) No. 297/2020 that established the “social, preventive and obligatory isolation” in order to protect public health. This measure has been extended by successive Decrees, the last of these is the being DNU No. 168/2021. This period may continue to be extended for the time considered necessary for the epidemiological situation.

This Decree establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors; and establishes certain exceptions, like minimum guards that ensure the operation and maintenance of oil and gas fields; oil and gas treatment and refining plants; transportation and distribution of electrical energy, liquid fuels, oil and gas; fuel vending stations and generators electric power.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.5.1.2 Decree No. 488/2020

On May 19, 2020, the Argentine Executive Branch issued Decree No. 488/2020 (the “Decree”), which establishes a reference price for deliveries of crude oil in the Argentine market equivalent to 45 US/ bbl, with effect from May 19 until December 31, 2020 (the “Term of Validity”).

Said Reference Price which was established in the Article 1 of Decree, will be in force as long as “Ice Brent First Line” price does not exceed 45 US/bbl for 10 consecutive days. As of December 31, 2020, Article 1 of Decree No. 488/2020 is no longer in force, because “Ice Brent First Line” price exceeded 45 US/bbl for 10 consecutive days in August 2020.

During the Term of Validity, the Company must: (i) maintain the levels of activity and / or production registered in the previous year; (ii) maintain contracts with regional contractors and suppliers; (iii) maintain the current workforce as of December 31, 2019.

2.5.2. Oil and gas

2.5.2.1 Regulatory framework for hydrocarbon activity in Argentina

In the Argentine Republic, the activity of exploration, exploitation, transport and commercialization of hydrocarbons is governed by Law No. 17,319, as amended by Law No. 27,007.

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

The Province of Neuquén has its own Hydrocarbons Law No. 2,453. Therefore, the assets that the Company owns in the Province of Neuquén are governed by that Law, while the others, located in the Province of Santa Cruz, Rio Negro and Salta are governed by Law No. 17,319 and its modifications

2.5.2.2 Need and Urgency Decree No. 566/2019

Through DNU No. 566/2019 dated August 15, 2019, and effective as of August 16, 2019 (the “Decree 566/2019”), the government of the Argentine Republic determined that during the period covered from the entry into force of Decree 566/2019 until the ninety (90) calendar days following it (the “Term”):

(i) deliveries of crude oil made in the local market during the Term must be billed and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of Argentine Pesos (“ARS”) 45.19/US and a Brent reference price of 59.00 US/bbl;

(ii) that the maximum price of gasoline and diesel in all its qualities, marketed by refining companies and / or wholesale and / or retail retailers in the country, in all sales channels, during the Term, may not be higher than the current price as of August 9, 2019;

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

(iii) that during the Term, the refining companies and the wholesale and retail retailers of the country must cover, at the prices established in Decree 566/2019, the total national demand for liquid fuels in the Argentine Republic, in accordance with the volumes that are required from the usual practices of the Argentine market, providing on a regular and continuous basis to each and every one of the areas that make up the territory of the Argentine Republic; and

(iv) the hydrocarbon producing companies of the Argentine Republic, must cover the total demand for crude oil that is required by the Argentine market refining companies, providing on a regular and continuous basis to all refineries located in the territory of the Argentine Republic.

On August 20, 2019, the Company requests in the Federal Administrative courts a precautionary measure to the immediate suspension of Articles 1 and 4 of Decree 566/2019 that imposed maximum prices for the sale of crude oil in the local market and the obligation to supply it, all in order to avoid damages on the operations and financial results of the Company.

On December 3, 2019, the Company withdrew of the precautionary measure and the case was filed on September 15, 2020. As of the date of these consolidated financial statements, the Term of this Decree has ended.

2.5.2.3 Decree No. 601/19

By Decree No. 601/19, dated August 30, 2019, the provisions of Decree 566/2019 were modified, establishing that:

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

2.5.2.4 Resolution 557/2019

Through Resolution 557/2019, of the Secretariat of Energy (“SE”) on September 19, 2019, it was determined that:

(i) during the term of Decree No. 601/2019, the prices of gasoline and diesel in all its qualities, marketed by refining companies and wholesale and retail retailers, whose final destination is the public supply through fuel pumps can increase in up to 4% with respect to the prices in force as of August 9, 2019; and

(ii) during the term of Decree No. 601/2019 deliveries of crude oil made in the local risk market will be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of 49.30 ARS/ US, equivalent to 5.58% increase over the current reference value, and a Brent reference price of 59 US/bbl.

As of the date of these consolidated financial statements, the Term of the said Resolution has ended.

2.5.3 Gas Market

During the last few years, the Argentine Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.5.3.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

On March 6, 2014 and January 30, 2015, PELSA was registered with this program pursuant to Resolutions No. 20/14, of the Secretariat of Economic Policies and Development Planning of the Ministry of Economy and Public Finances.

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

On May 2, 2018, the Group filed with the MEyM the adhesion form, stating its consent and acceptance of the terms and scope of the aforementioned resolution. The balances outstanding as of December 31, 2017, subject to this settlement, amount to 14,366 for PELSA and 4,667 for APCO Argentina Branch that was acquired in April 4, 2018 (Note 32). The resolution establishes an estimated compensation amount of 13,569 for PELSA and of 4,700 for APCO Argentina Branch due to the recognition of higher amounts in terms of U.S. dollars than the original amounts in Argentine pesos converted at the prevailing exchange rate. The settlement procedure foreseen by the Resolution establishes that the amounts will be paid in thirty equal monthly and consecutive installments as from January 1, 2019. Because of this resolution, the Group recognized during the period beginning April 4, 2018 through December 31, 2018, a net loss of approximately 1,760 for the receivable recognized, the Extraordinary canon on SGIC and the recognition of the present value of this receivable according to the new terms net of the gain recognized on the present value of the liability of the Extraordinary canon within financial results. The balance outstanding as of December 31, 2018 is 15,948 and is included in Note 16.

On July 1, 2019, through Resolution No. 358/19, the Company was notified by the Ministry of Energy of the credit cancellation plan linked to the IR Program. Which according to said resolution will be canceled with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US to be amortized within a maximum term of thirty (30) installments.

During the year ended December 31, 2019, the Company has received 20,663 in Gas Natural Program Bonds, of which8,266 and 8,257 have been amortized during the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, the accounts receivable registered by the Company related to the program amounts to 4,012 and 11,397 of present value (4,140 and 12,406 of nominal value). See Note 17.

2.5.3.2 Promotion Plan for the Production of Argentine Natural Gas – Supply and Demand Framework 2020-2024 (“Gas Plan IV”)

On November 13, 2020 through of Decree No. 892/2020, the Argentine Executive Branch approved the Gas Plan IV, declaring the promotion of natural gas production a priority and national public interest.

Through Resolution No. 317/2020 of the SE, it invited natural gas producing companies to a National Public tender for the award of a total base natural gas volume of 70 MMm3/day each year; and an additional volume for each of the winter periods.

On December 15, 2020, through Resolution No. 391/2020, the SE awarded the volumes and prices; which means the subsequent conclusion of contracts with Compañía Administradora del Mercado Mayorista Eléctrico S.A. and other distribution licensees or sub-distributors, for the supply of natural gas for electric power generation and for residential consumption, respectively.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Company, through its subsidiary in Argentina, was awarded with a base volume of 0.86 MMm3/day, at an annual average price of 3.29 US/MMBTU for a period of four years, starting on January 1, 2021.

2.5.3.3 Agreement for gas supply to distributors

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

2.5.4 Oil Market

2.5.4.1 Oil Plus Program (“Petróleo Plus”)

The Company participated in the Oil Plus Program, which provided for certain incentives to production companies. On July 13, 2015, the Decree No. 1,330/15 abrogated this program created by Decree No 2,014/2008, which rewarded oil production companies that have increased production and reserves and provided that incentives pending liquidation would be settled through the issuance of Government bonds. On November 30, 2016, Decree No. 1,204/16 was published in the Official Gazette, expanding the issuance of Government bonds for the same purpose.

On September 15, 2015, the Company received the amount of 2,020 with BONAD 2018 bonds with a face value of one US each and the amount of 8,081 with BONAR 2024 bonds with a nominal value of one US each, based on Decree No 1,330/2015 mentioned above.

2.5.5 Royalties and other canons

Royalties are applied to total production of conventional and unconventional concessions and are calculated by applying 12% to production to the sale price, after discounting certain expenses in order to bring the value of cubic meters of crude oil, natural gas and liquefied gas at a price from wellhead. Royalties are recorded at the consolidated statements of profit or loss in cost of sales.

As part of the extension agreement of the concession mentioned in Note 30.3, an extraordinary canon on production of 3% is included for conventional areas of Entre Lomas Bajada del Palo, Jaguel de los Machos, 25 de Mayo-Medanito S.E. and 6.5% for Agua Amarga.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

B- Mexico

2.5.6. General

Consistent with recommendations that the WHO urged to be taken by all countries affected by the COVID-19 pandemic, the Mexican government, by means of Decrees dated March 30, 2020, declared the epidemic of the disease generated by the COVID-19 virus a “sanitary emergency for reasons of force majeure”.

On March 31, 2020 the Mexican Federal Ministry of Health issued a decree that establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors from March 30 to April 30, 2020. This Decree, among other things, provides a list of essential activities that can continue functioning, including gas and oil activities, because they are considered as fundamental sector of the economy and an indispensable service. It also considers the distribution and sale of energy as an essential activity.

This measure has been extended, and this period may continue to be extended for the time considered necessary for the epidemiological situation, determined by competent health authorities of the Federal Government and Mexico City.

2.5.7 Exploration and production activities

In 2013, Mexico introduced certain amendments to the Mexican Constitution, which led to the opening of oil, natural gas, and power sectors to private investment.

As part of energy reform, Petróleos Mexicanos (“PEMEX”) was transformed from a decentralized public entity into a productive state-owned company. In August 2014, the Mexican Congress passed secondary laws to implement the reforms. The reforms allow the Mexican government to grant contracts to private-sector entities in the upstream sector through public tenders. These amendments also allow private-sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons, including processing, compression, liquefaction, regasification, transportation, distribution, marketing and retail of natural gas, transportation, storage, distribution, marketing and retail of oil products, including NGL, and transportation (through pipelines) and related storage of petrochemicals, including ethane.

Legislation enacted in 2014 includes the Mexican Hydrocarbons Law (“Ley de Hidrocarburos”), which preserves the concept of state ownership over hydrocarbons while located in the subsoil but allows private companies to take ownership over hydrocarbons once they are extracted. The Mexican Hydrocarbons Law allows private-sector entities holding a permit granted by the Mexican Energy Regulatory Commission (“CRE”) to store, transport, distribute, commercialize and carry out direct sales of hydrocarbons, as well as to own and operate pipelines and liquefaction, regasification, compression stations or terminals, and related equipment in accordance with technical and other regulations. In addition, private-sector entities may import or export hydrocarbons subject to a permit from the Mexican Ministry of Energy (“SENER”).

Permits granted prior to the enactment of the Mexican Hydrocarbons Law, including their general terms and conditions, will remain in force during their original term, and rights held by permit-holders will not be affected by new laws and regulations. However, new permits, such as marketing permits granted by the CRE and import and export permits granted by the SENER are required.

2.5.8 Authorized Governmental Agency

The SENER is responsible for developing the country’s upstream policy, including the determination of which areas will be made available through public tenders. They decide the bidding schedule and contract models that are to apply. Additionally, they approve all non-fiscal terms of the contract. The Ministry of Finance (“Secretaria de Hacienda y Crédito Público” or “SHCP”) approves all fiscal terms that apply to the contracts. SHCP also participates in the audits.

The National Hydrocarbons Commission (“CNH”) conducts the bidding rounds that award contracts to oil companies and consortiums of companies. They interface with PEMEX and private companies and manage all E&P contracts. Contracts for transportation, storage, distribution, compression, liquefaction, decompression, regasification, marketing, and sale of crude oil, oil products, and natural gas are granted by the CRE.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

2.5.9 Market Regulations

During 2017, in accordance with the 2017 Federal Revenue Law (“Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017”), the Mexican Government gradually removed price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. To the date of issuance of these financial statements, sales prices of gasoline and diesel have been fully liberalized and are determined by the market.

2.5.10 Federal Environmental Law

The Mexican Federal Environmental Liability Law (“Ley Federal de Responsabilidad Ambiental”) enacted on July 7, 2013 regulates environmental liability arising from damages to the environment including remediation and compensation. This liability regime is independent from administrative, civil or criminal liability regimes.

2.5.11 Royalties and other canons

The consideration that must be paid to the Mexico will consist of:

a) Contractual fee for the exploratory phase

It applies to those areas that do not have a development plan approved by the CNH and will be calculated monthly applying the installment established for each square kilometer that includes the contractual area.

b) Royalties

Royalties are applied to total production of the concessions and are calculated applying the contractual percentage to sale price. Contractual percentage can change between 40% and 45%, which will be adjusted in accordance with the provisions of the contract. There is also a variable royalty, which will be applied for each type of hydrocarbon by applying the rate corresponding to sale price. Royalties are shown in the statements of profit or loss and other comprehensive income consolidated within cost of sales.

Note 3. Significant accounting judgements estimates and assumptions

The preparation of the consolidated financial statements requires the Company’s management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The estimates and accounting judgments used in the preparation of these consolidated financial statements are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.1 Critical judgements in applying accounting policies

The following are the critical judgements, apart from those involving estimations (see Note 3.2), that the management has made in the process of applying the Company’s and Predecessor accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

3.1.1 Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 22.3, for which management elaborates the estimates mainly with the assistance of legal advisors, based on information available at the consolidated financial statements date, and taking into account the Company’s litigation and resolution/settlement strategies.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

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

3.1.3 Business Combinations

The acquisition method involves measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at acquisition date.

For the purpose to determine fair value of identifiable assets, the Company uses the valuation approach considered most representative for each asset. These include the (i) income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, (ii) cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and (iii) market approach through comparable transactions method.

Likewise, in order to determine fair value of liabilities assumed, the Company’s considers the probability of cash outflows that will be required for each contingency, and elaborates estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management’s critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

3.1.4 Joint arrangements

Judgement is required to determine when the Company has joint control over an arrangement, that requires an assessment of relevant activities and when the decisions in relation to those activities require unanimous consent. The Company has determined that relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, including approval of annual capital and operating expenditure work programmed and budget for the joint arrangement, and approval of chosen service providers for any major capital expenditure as required by the joint operating agreements applicable to the entity’s joint arrangements. Considerations made in determining joint control are similar to those necessary to determine control over subsidiaries, as set out in Note 2.3.1.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

•

When the arrangement is structured through a separate vehicle, the Company also considers rights and obligations arising from: (i)The legal form of the separate vehicle; (ii) The terms of the contractual arrangement; and (iii) Other facts and circumstances considered on a case-by-case basis.

This assessment often requires significant judgement. A different conclusion about both joint control and whether the arrangement is a joint operation or a joint venture, may materially affect the accounting, as set out in Note 2.3.3.

3.1.5 Functional currency

Functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Functional currency of each entity in the Company is the US. Determination of functional currency may involve certain judgements to identify the primary economic environment. The Company reconsiders functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

3.2 Key sources of estimation uncertainty

Estimates, which have a significant risk of producing adjustments on the Company’s amounts of assets and liabilities during the following year, are detailed below:

3.2.1 Impairment of goodwill

Goodwill is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate the recoverable amount of the CGUs to which the goodwill relates should be assessed. In assessing whether goodwill has been impaired, the carrying amount of the CGUs to which goodwill has been allocated is compared with its recoverable amount. Where the recoverable amount of the CGUs is less than the carrying amount (including goodwill), an impairment is recognized.

The Company carries a goodwill of 28,484 on its consolidated financial statements of financial position as of December 31, 2020, 2019 and 2018 (Note 14), principally relating to the Initial Business Combination (Note 32). Goodwill generated through the PELSA and APCO business combinations (Notes 32.1 and 32.3) has been allocated to the CGU unconventional oil and gas operated in Argentina, while the goodwill generated through the JDM / Medanito business combination (Note 32.2) has been allocated to CGU conventional oil and gas operated in Argentina.

Determination as to whether a CGU or group of CGUs containing goodwill is impaired involves management estimates on highly uncertain matters including determining the appropriate grouping of CGUs for goodwill impairment testing purposes. The Company monitors goodwill for internal management purposes based on its single business segment.

In testing goodwill for impairment, the Company uses the approach described Note 3.2.2

As of December 31, 2020, 2019 and 2018 no impairment losses were recognized related with goodwill.

3.2.2 Impairment of non-financial assets other than goodwill

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level at which there are separately identifiable cash flows that are largely independent of the cash flows of other groups of assets or CGU. Once the operations from the Initial business combinations disclosed in Note 32 have been integrated, the Company has determined the following: CGUs in Argentina (i) conventional oil and gas operating concessions; (ii) unconventional oil and gas operating concessions; (iii) conventional oil and gas non-operating concessions: (iv) unconventional oil and gas non-operating concessions. Likewise, the Company has identified the following CGU in Mexico: (i) conventional non-operating oil and gas concessions; and (ii) conventional operating oil and gas concessions.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

In order to evaluate if there is evidence that a CGU could be impaired, both external and internal sources of information are analyzed, whenever events or changes in circumstances indicate that the carrying amount of an asset or CGU may not be recoverable. Examples of these events are: changes in the Group’s business plans, changes in the Group’s assumptions about commodity prices and discount rates, evidence of physical damage or, for oil and gas assets, significant downward revisions of estimated reserves or increases in estimated future development expenditure or decommissioning costs, the cost of raw materials, regulatory framework, projected capital investments and the evolution of demand. If any such indication of impairment exists, the Group makes an estimate of the asset’s or CGU’s recoverable amount.

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

The recoverable amount of each CGU is estimated through the present value of future net cash flows that these CGUs will generate. Business plans for each CGU, which are approved by the Company on an annual are the primary source of information for the determination of value in use.

As an initial step in the preparation of these plans, the Company sets various assumptions regarding market conditions, such as oil prices, natural gas prices, foreign currency exchange and inflation rates. These assumptions take into account existing prices, global supply-demand equilibrium for oil and natural gas, other macroeconomic factors, the effects of the COVID-19 pandemic and historical trends and variability. In assessing value in use, the estimated future cash flows are adjusted for risks specific to the assets group and are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money.

At each reporting date, an evaluation is made as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. After a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

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

As a result of the analysis, the Company registered for the year ended December 31, 2020, an impairment of 14,044 related to the CGU for conventional oil and gas operating concessions in Mexico and 394 related to the CGU for non-operating conventional oil concessions and gas in Argentina.

No impairment losses or recoveries were recognized during the period from April 4, 2018 through December 31, 2018 and for the year ended December 31, 2019 (Successor), and for the period from January 1, 2018 through April 3, 2018 (Predecessor).

Key assumptions used

The calculation of value in use made by the Company for the abovementioned CGU’s is more sensitive to the following assumptions:

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor December 31, 2020		Successor December 31, 2019	Successor December 31, 2018	Predecessor April 3, 2018
	Argentina	Mexico	Argentina	Argentina	Argentina
Discount rates (post-tax)	12.5%	6.3%	12.6%	11.9%	11.25%
Crude oil, NGL and natural gas prices
Crude oil-Brent (US/bbl)
2018	—	—	—	—	64.5
2019	—	—	—	70.0	65.0
2020	—	—	60.0	71.3	66.0
2021	48.0	48.0	60.4	69.6	65.9
2022	53.5	53.5	60.0	69.6	65.9
2023	52.0	52.0	63.0	69.6	65.9
2024	52.9	52.9	63.0	69.6	65.9
2025 - Onwards	51.9	51.9	63.0	69.6	65.9
Natural gas-Local prices (US/MMBTU)
2018	—	—	—	—	4.60
2019	—	—	—	4.60	4.50
2020	—	—	3.5
2021	2.3	2.3	3.5
2022 - Onwards	3.5	2.0	3.5	4.60	4.50
NGL-Local prices (US/Tn.)
Onwards	350	—	300	430	439

Discount rates: Discount rates represent current market assessment of risks specific to the Company, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. Discount rate calculation is based on specific circumstances of the Company and is derived from its weighted average cost of capital (“WACC”), with appropriate adjustments made to reflect risks and to determine post-tax rate. Income tax rate used is the current statutory tax rate in Argentina of 25% for 2021 onwards (See Note 33). WACC takes into account both cost of debt and cost of equity. For the calculation of WACC, public market data of certain companies that are considered similar to the Company, according to the industry, region and specialty, were used (“Comparable”).

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

In order to forecast the local price of natural gas at 9.300 kcal/m3 (“Gas Price”), given that it is decoupled from the international price of gas and is influenced by Argentina’s level of supply and demand balances, management used an average of the price received for the sales of gas in each of the CGUs. The Gas Price is adjusted linearly by the calorific value of gas produced from each of the CGUs.

The Company’s long-term assumption for oil prices is similar to the recent market prices reflecting judgement that recent prices are consistent with the market being able to produce sufficient oil to meet global demand sustainably in the longer term.

Production and reserves volumes: in conventional CGUs, the estimated future level of production in all impairment tests is based on proven and probable reserves, and contingent resources were also added in unconventional CGUs. Production projections and reserve assumptions were based on reserve reports audited by external consultants, and on reports prepared internally by the Company, and different success factors were additionally applied to determine the expected value of each type of reserve and / or contingent resource.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Sensitivity to changes in assumptions

With regard to the assessment of value in use as of December 31, 2020, 2019 and 2018, the Company believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the any CGU to materially exceed its recoverable amount, except for these carrying amounts:

	Sucessor As of December 31, 2020		Sucessor As of December 31, 2019	Sucessor As of December 31, 2018
	Argentina	México	Argentina	Argentina
Discount rate	+/- 100 basis points		+/- 100 basis points	+/- 100 basis points
Carrying amount (1)	- / -	(1,146) /-	- / -	- / -
Expected crude oil, natural gas and NGL prices	+/- 10%		+/- 10%	+/- 10%
Carrying amount (1)	- /(20,889)	- /(3,063)	- / -	- /(9,707)

(1)	Related to the conventional oil and gas operating and non- operating concessions CGU in Argentina and conventional oil and gas operating concessions CGU in Mexico, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the carrying amount as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

As of December 31, 2020, December 31, 2019 and December 31, 2018, the net book value of property, plant and equipment and intangible assets are shown in Note 13, 14 and 15, respectively.

The triggers for the impairment tests of the CGUs were primarily the effect of variability of prices, the macroeconomic situation of Argentina during those periods and variability of the discount rate. The recoverable amount was based on the Company’s estimate of the value in use (“VIU”) as of December 31, 2020, December 31, 2019, December 31, 2018 and April 3, 2018.

3.2.3 Current and deferred Income tax—Minimum presumed income tax

The Company’s management has to assess regularly the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially recognized, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

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

Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable profits and tax planning strategies.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These estimates of future taxable profits are based on forecast cash flows from operations (which are impacted by production and sales volumes, oil and gas prices, reserves, operating costs, decommissioning costs, capital expenditure, dividends and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. In addition, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

3.2.4 Asset retirement obligations

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

The carrying amount as of December 31, 2020, December 31, 2019 and December 31, 2018 of the asset retirement obligation is 23,933, 21,748 and 16,253, respectively. (See Note 22.1)

3.2.5 Oil and gas reserves

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Note 3.2.1, Note 3.2.2, Note 13 and Note 36).

3.2.6 Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including expected life of the share option, volatility and dividend yield and making assumptions about them.

For measurement of the fair value of SOP with employees at the grant date, the Company uses a Black & Sholes model. The carrying amount, assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 34.

Note 4. Segment information

The CODM is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors operating results and performance indicators of its oil and gas properties on an aggregated basis, with the purpose of making decisions about allocation of resources, global negotiation with suppliers and the way agreements are managed with customers.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Committee considers the exploration and production of natural gas, NGL and crude oil as one single segment (includes all upstream business), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The Company did not aggregate any segment, as it has only one.

For the years ended December 31, 2020 and 2019 the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

For the period from April 4, 2018 through December 31, 2018 (Successor) and January 1, 2018 through April 3, 2018 (Predecessor), all its revenues and operations are derived from external Argentine customers, the depreciation of oil and gas properties and property, plant and equipment is fully associated with Argentina.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in these consolidated financial statements.

The following table summarizes non-current assets by geographic area:

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Argentina	1,086,308	982,397	871,313	260,547
Mexico	18,468	30,165	29,684	—

Total non-current assets	1,104,776	1,012,562	900,997	260,547

Note 5. Revenue from contracts with customers

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Sales of goods	273,938	415,976	331,336	44,463

Revenue from contracts with customers	273,938	415,976	331,336	44,463

Recognized at a point in time	273,938	415,976	331,336	44,463

The Company’s transactions and the main revenues steams are described in Note 2.4.7. The Company’s revenues are derived from contracts with customers.

5.1 Disaggregated revenue information

Types of goods	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Revenue from crude oil	236,596	338,272	260,079	31,501
Revenue from natural gas	33,575	71,524	65,164	11,418
Revenue from NGL	3,767	6,180	6,093	1,544

Total revenue from contracts with customers	273,938	415,976	331,336	44,463

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Sales Channel	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Refineries	141,672	338,272	260,079	31,501
Export sales	94,924	—	—	—
Industries	17,491	39,279	51,240	8,729
Retail distributors of natural gas	13,809	26,452	10,254	—
Commercialization of NGL	3,767	6,180	6,093	1,544
Natural gas for electricity generation	2,275	5,793	3,670	2,689

Total revenue from contracts with customers	273,938	415,976	331,336	44,463

5.2 Performance obligations

The Company’s performance obligations relate to transfer goods to their customers. The Company’s upstream business carries out all activities relating to the exploration, development and production of oil and natural gas. Revenue from customers is generated mainly from the sale of produced oil, natural gas and NGL to third parties at a point in time.

Note 6. Cost of sales

Note 6.1 Operating expenses

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Fees and compensation for services	44,912	67,209	55,813	10,956
Salaries and social security	12,593	10,943	7,353	1,515
Consumption of materials and repairs	11,181	17,062	9,694	4,028
Easements and tariffs	8,222	9,632	7,147	1,329
Employee benefits	3,867	2,836	1,421	270
Transportation	2,351	2,914	2,204	113
Others	4,892	3,835	2,613	156

Total operating expenses	88,018	114,431	86,245	18,367

Note 6.2 Crude oil stock fluctuation

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018		Predecessor For the period from January 1, 2018 through April 3, 2018
Inventories of crude oil at the beginning of the period/year (Note 19)	3,032	2,722	2,201	(1)	1,468
Plus: Charges for the period/year
Incorporation of inventories for acquisition of companies (2)			1,762		—
Less: Inventories of crude oil at the end of the period/year (Note 19)	(6,127)	(3,032)	(2,722)		(2,201)

Total crude oil stock fluctuation	(3,095)	(310)	1,241		(733)

(1)	The inventory of crude oil acquired from PELSA for an amount of 2,201 are included in the inventories at the beginning of the period held by the Successor entity.
(2)	This amount includes the inventory of crude oil acquired from APCO and acquired from the 3.85%. There was no inventory acquired from JdM nor Medanito.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 7. Selling expenses

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Transportation	10,395	9,596	5,878	787
Taxes, rates and contributions	6,014	13,115	10,349	1,506
Fees and compensation for services (1)	4,603	50	158	101
Tax on bank transactions	3,033	4,495	4,390	648
(Reversal) /Allowances for expected credit losses (Note 16)	(22)	(118)	539	49
Others	—	—	27	—

Total selling expenses	24,023	27,138	21,341	3,091

(1)	For the year ended December 31, 2020, includes 4,367 of crude storage services.

Note 8. General and administrative expenses

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Share-based payments expense	10,494	10,655	4,021	—
Salaries and social security	8,882	10,958	6,493	375
Fees and compensation for services	6,466	9,603	9,067	67
Employee benefits	4,984	6,055	2,366	253
Institutional advertising and promotion	1,215	1,179	272	—
Taxes, rates and contributions	740	1,718	951	18
Depreciation of property, plant and equipment	—	—	—	518
Others	1,137	2,232	1,032	235

Total general and administrative expenses	33,918	42,400	24,202	1,466

Note 9. Exploration expenses

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Geological and geophysical expenses	646	676	637	44
Salaries and social security charges	—	—	—	74
Employee benefits	—	—	—	16

Total exploration expenses	646	676	637	134

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 10. Other operating income and expenses

Note 10.1 Other operating income

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Other income for services (1)	3,924	3,165	2,699	763
Bargain purchase on business combination (Note 32)	1,383	—	—	—
Surplus Gas Injection Compensation (SGIC)	—	—	—	291
Others	266	—	—	186

Total other operating income	5,573	3,165	2,699	1,240

(1)	Corresponds to services which are not directly connected with the main activity of the Company.

10.2 Other operating expenses

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Restructuring expenses (1)	(3,469)	(3,244)	(12,018)	—
Reorganization expenses	(1,417)	—	—	—
Reversal / (Allowance) Provision for materials and spare parts	627	(972)	(1,125)	—
Provision for environmental remediation (Note 22.2)	(463)	(816)	(1,168)	—
Provision for contingencies (Note 22.3)	(267)	(422)	(240)	(2)
Transaction cost related to the business combinations (Note 32)	—	—	(2,380)	—
Extraordinary tariff on SGIC	—	—	—	(133)
Others	—	(726)	(1,166)	—

Total other operating expenses	(4,989)	(6,180)	(18,097)	(135)

(1)	The Company recorded restructuring charges that includes payments, fees and other transaction costs; connected with modifications in the structure of the Group.

Note 11. Financial results

11.1 Interest income

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Financial interests	822	1,328	2,125	—
Interests on government notes at amortized costs	—	2,442	407	239

Total interest income	822	3,770	2,532	239

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

11.2 Interest expense

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Borrowings interest (Note 18.2)	(47,923)	(34,159)	(15,546)	—
Other interest	—	(4)	(200)	(23)

Total interest expense	(47,923)	(34,163)	(15,746)	(23)

11.3 Other financial results

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Costs of early settlements of borrowings and amortized costs (Note 18.4)	(2,811)	(2,076)	(14,474)	—
Changes in the fair value of Warrants (Note 18.5.1)	16,498	6,840	(8,860)	—
Foreign currency exchange difference, net	3,068	(2,991)	3,005	(995)
Effect of discount of assets and liabilities at present value	(3,432)	(10)	(2,743)	—
Impairment of financial assets	(4,839)	—	—	—
Changes in the fair value of the financial assets	(645)	873	1,415	69
Interest expense leases (Note 15)	(1,641)	(1,561)	—	—
Unwinding of discount on asset retirement obligation (Note 22.1)	(2,584)	(1,723)	(897)	(233)
Others	633	(67)	(366)	—

Total other financial results	4,247	(715)	(22,920)	(1,159)

Note 12. (Loss) / Profit per share

a) Basic

Basic profit (loss) per share are calculated by dividing the results attributable to the Company’s and its Predecessor’s equity interest holders, respectively, by the weighted average of outstanding common shares during the period / year of the Company and its Predecessor, respectively.

b) Diluted

Diluted profit (loss) per share are calculated dividing the net (loss) / earnings by the weighted average number of common shares of the Company and its Predecessor, respectively, outstanding during the period, plus the weighted average number of common shares with dilution potential.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the profit per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the profit per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted profit (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted profit (loss) per share equal to the basic.

As of April 3, 2018, the Predecessor Company does not hold any potential dilutive shares nor any antidilutive potential share; therefore, there are no differences with the basic earnings (loss) per share.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Predecessor For the period from January 1, 2018 through April 3, 2018
Net (loss) for the period	(6,649)
Weighted average number of outstanding common shares	95,443,572

Basic and diluted (losses) per common share (US per share)	(0.070)

As of December 31, 2018, 2019 and 2020, the Successor Company has shares that can potentially be dilutive.

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018
Net (loss) for the period/year	(102,749)	(32,723)	(26,382)
Weighted average number of outstanding common shares	87,473,056	80,068,287	70,409,317

Basic and diluted (loss) per common share (US per share)	(1.175)	(0.409)	(0.375)

As of December 31, 2018, the Successor Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:

(i)	21,666,667 Series A shares related to the 65,000,000 to the Series A Warrants (See Note 18.3);

(ii)	9,893,333 Serie A shares related to the 29,680,000 related to the Sponsor Warrants (See Note 18.3);

(iii)	1,666,666 Serie A shares related to the 5,000,000 Forward Purchase Agreement (“FPA”) (See Note 18.3);

(iv)	500,000 Series A shares, related to a certain private subscription agreement (See Note 18.3), and

(v)	8,750,000 Series A shares to be used pursuant to the LTIP for employee (See Note 34).

As of December 31, 2019, the Successor Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

(i)	21,666,667 Series A shares related to the 65,000,000 to the Series A Warrants (See Note 18.3);

(ii)	9,893,333 Serie A shares related to the 29,680,000 related to the Sponsor Warrants (See Note 18.3);

(iii)	1,666,666 Serie A shares related to the 5,000,000 Forward Purchase Agreement (“FPA”) (See Note 18.3);

(iv)	8,432,068 Series A shares to be used pursuant to the LTIP for employee (See Note 34).

As of December 31, 2020, the Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

(i)	21,666,667 Series A shares related to the 65,000,000 to the Series A warrants (See Note 18.3);

(ii)	9,893,333 Serie A shares related to the 29,680,000 related to the sponsor warrants (See Note 18.3);

(iii)	1,666,666 Serie A shares related to the 5,000,000 Forward Purchase Agreement (“FPA”) (See Note 18.3);

(iv)	7,714,286 Series A shares to be used pursuant to the LTIP for employee (See Note 34).

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 13. Property, plant and equipment

Changes in property, plant and equipment for the years ended December 31, 2020 and 2019 and for the periods from April 4, 2018 through December 31, 2018 (Successor), and for the period from January 1, 2018 through April 3, 2018 (Predecessor) are as follows:

Cost	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities	Work in progress	Materials	Total
As of December 31, 2017	351	16,996	61,991	999,172	3,911	1,275	1,083,696
Additions	—	—	—	—	3,999	4,564	8,563
Transfers	—	644	—	2,995	(3,639)	—	—
Disposals	—	—	—	(288)	—	(1,241)	(1,529)

As of April 3, 2018	351	17,640	61,991	1,001,879	4,271	4,598	1,090,730

Accumulated depreciation from business combination of PELSA to arrive to net book value	(69)	(10,698)	(50,152)	(778,061)	—	—	(838,980)
Additions from PELSA’s acquisition (Note 32.1)	14	409	47,725	12,588	225	17	60,978
Additions from business combination of JdM and Medanito (Note 32.2)	1,818	1,726	—	78,298	4,254	—	86,096
Additions from business combination of APCO (Note 32.3)	89	2,188	300,997	73,275	1,675	2,162	380,386
Additions (1)	18	1,116	9,000	4,732	117,348 (2)	18,085	150,299
Transfers	—	3,459	—	44,090	(32,178)	(15,371)	—
Disposals (2)	—	(175)	(18,255))	(11,839)	(4,902)	—	(35,171)

As of December 31, 2018	2,221	15,665	351,306	424,962	90,693	9,491	894,338

Additions (1)	224	83	261	4,596	142,791	96,624	244,579
Transfers	—	4,697	1,509	229,244	(157,959)	(77,491)	—
Disposals	—	(34)	—	(112)	—	(1,170)	(1,316)

As of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601

Additions (1)	11	133	—	2,197	186,230	37,317	225,888
Transfers	—	1,410	—	216,536	(182,199)	(35,747)	—
Disposals (2)	—	(123)	—	(366)	—	(173)	(662)
Impairment of long -lived assets (3)	—	—	—	(394)	—	—	(394)

As of December 31, 2020	2,456	21,831	353,076	876,663	79,556	28,851	1,362,433

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Accumulated depreciation	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities	Work in progress	Materials	Total
As of December 31, 2017	(68)	(10,379)	(49,616)	(764,404)	—	—	(824,467)
Depreciation and depletion charge for the period	(1)	(319)	(536)	(13,657)	—	—	(14,513)

As of April 3, 2018	(69)	(10,698)	(50,152)	(778,061)	—	—	(838,980)

Reversal of Accumulated depreciation from business combination of PELSA	69	10,698	50,152	778,061	—	—	838,980
Depreciation and depletion charge for the period	(14)	(1,529)	(1,426)	(71,006)	—	—	(73,975)
Eliminated on disposals	—	175	—	184	—	—	359

As of December 31, 2018	(14)	(1,354)	(1,426)	(70,822)	—	—	(73,616)

Depreciation and depletion charge for the year	(75)	(2,518)	(18,063)	(126,323)	—	—	(146,979)
Disposals	—	34	—	26	—	—	60

As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)

Depreciation	(187)	(3,731)	(13,884)	(121,941)	—	—	(139,743)
Eliminated of disposals	—	103	—	—	—	—	103

As of December 31, 2020	(276)	(7,466)	(33,373)	(319,060)	—	—	(360,175)

Net book value
As of December 31, 2020	2,180	14,365	319,703	557,603	79,556	28,851	1,002,258

As of December 31, 2019	2,356	16,573	333,587	461,571	75,525	27,454	917,066

As of December 31, 2018	2,207	14,311	349,880	354,140	90,693	9,491	820,722

(1)

Additions of work in progress of year 2018 includes wells related to Águila Mora oil and gas property for 13,157. This transaction did not generate cash flows (Note 30.3.5). Additions of wells and production facilities of the year 2019 includes 4,141 related to the reestimations of assets retirement obligation, and additions of the year 2020 includes 2,018 related to Business Combination mentioned in Note 32.

(2)

Disposals of oil and gas properties of the year 2018 are related to CASO-Aguila Mora swap agreement. This transaction did not generate cash flow, and disposals of wells and production facilities of the year 2020 are related to the reestimation of assets retirement obligation.

(3)	See Note 3.2.2 for the details on impairment testing of oil and gas properties.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 14. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the years ended December 31, 2020 and 2019 and for the periods from April 4, 2018 through December 31, 2018 (Successor), and for the period from January 1, 2018 through April 3, 2018 (Predecessor) are as follows:

	Goodwill	Other intangible assets
Cost		Software licenses	Exploration rights	Total
As of December 31, 2017	—	5,282	—	5,282
Additions	—	13	—	13

As of April 3, 2018	—	5,295	—	5,295

Additions	—	1,805	29,681	31,486
Additions from business combinations (Note 32)	28,484	75	—	75
Accumulated depreciation from business combination of PELSA to arrive to net book value	—	(4,459)	—	(4,459)

As of December 31, 2018	28,484	2,716	29,681	32,397

Additions	—	4,225	—	4,225
Disposals	—	—	(278)	(278)

As of December 31, 2019	28,484	6,941	29,403	36,344

Additions	—	3,664	—	3,664
Impairment of long -live assets (1)	—	—	(14,044)	(14,044)

As of December 31, 2020	28,484	10,605	15,359	25,964

Accumulated amortization
As of December 31, 2017	—	(4,261)	—	(4,261)
Amortization charge for the period	—	(198)	—	(198)

As of April 3, 2018	—	(4,459)	—	(4,459)

Reversal of accumulated depreciation from business combination of PELSA	—	4,459	—	4,459
Amortization charge for the period	—	(797)	—	(797)

As of December 31, 2018	—	(797)	—	(797)

Amortization charge for the year	—	(1,518)	—	(1,518)

As of December 31, 2019	—	(2,315)	—	(2,315)

Amortization charge for the year	—	(2,568)	—	(2,568)

As of December 31, 2020	—	(4,883)	—	(4,883)

Net book value
As of December 31, 2020	28,484	5,722	15,359	21,081

As of December 31, 2019	28,484	4,626	29,403	34,029

As of December 31, 2018	28,484	1,919	29,681	31,600

(1)	See Note 3.2.2.

Goodwill arises from the initial business combinations principally because the Company’s ability to capture unique synergies that can be realized from managing a portfolio of the acquired oil and gas fields.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

For impairment testing purposes, the goodwill generated through the PELSA and APCO business combinations (Notes 32.1 and 32.3) has been allocated to the CGU unconventional oil and gas operated in Argentina, while the goodwill generated through the JDM / Medanito business combination (Note 32.2) has been allocated to the CGU conventional oil and gas operated in Argentina.

Software licenses are being amortized over the useful economic life of three years.

Exploration rights relates to the acquisition of 50% working interest in three oil and gas properties in which Jaguar Exploration y Producción de Hidrocarburos 2.3, S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”) were licensees (Note 30.3.10). During the year ended December 31, 2020, an impairment charge was recognized in the exploration and evaluation assets located in Mexico for 14,044 related to the conventional oil and gas concessions operating CGU.

Note 15. Right of use assets and lease liabilities

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application on January 1, 2019. The carrying amounts of the Company’s right of use assets and lease and the movements during the years ended December 31, 2020 and 2019 are detailed below:

	Right –of –use assets			Lease liabilities
	Buildings	Plant and machinery	Total
As of December 31, 2018	1,843	10,260	12,103	(12,103)
Additions	873	9,478	10,351	(10,351)
Depreciation (1)	(656)	(5,174)	(5,830)	—
Payments	—	—	—	7,619
Interest expense (2)	—	—	—	(1,932)

As of December 31, 2019	2,060	14,564	16,624	(16,767)

(1)	Includes depreciation associated to leases from drilling services incurred is capitalized as work in progress by 1,326
(2)	Includes drilling services capitalized as work in progress by 371.

	Right –of –use assets			Lease liabilities
	Buildings	Plant and machinery	Total
As of December 31, 2019	2,060	14,564	16,624	(16,767)
Additions	114	17,273	17,387	(17,470)
Modifications	(257)	(3,671)	(3,928)	3,901
Depreciation (1)	(598)	(6,907)	(7,505)	—
Payments	—	—	—	9,067
Interest expense (2)	—	—	—	(2,412)

As of December 31, 2020	1,319	21,259	22,578	(23,681)

(1)	Includes depreciation associated to leases from drilling services incurred is capitalized as work in progress by 2,142.
(2)	Includes drilling services capitalized as work in progress by 771.

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

For the years ended December 31, 2020 and 2019, short-term and low-value leases and overhead spending were recognized in the statements of profit or loss and other comprehensive income in the general and administrative expenses for 131 and 201, respectively.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 16. Deferred income tax assets and liabilities and income tax expense

The composition of the deferred tax assets and liabilities is as follows:

	As of December 31, 2019	Profit (loss)	Other equity movements	Other comprehensive income (loss)	As of December 31, 2020
Short-term investments	523	(658)	—	—	(135)
Trade and other receivables	—	—	—	—	—
Employee defined benefit plans	1,627	(876)	—	114	865
Share-based payment reserve	1,166	(1,166)	—	—	—
Unused tax loss and other taxes (1)	7,345	29,004	—	—	37,479
Provisions	6,860	(4,387)	—	—	2,473
Right-of-use assets, net	65	199	—	—	264

Assets for deferred income tax	17,586	22,116	—	114	40,946

Property, plant and equipment	(138,068)	4,157	—	—	(133,911)
Trade and other receivables	(443)	(118)	—	—	(561)
Intangible assets	(771)	771	—	—	—
Inventory	(1,351)	529	—	—	(822)
Payment of borrowing’s cost	—	(1,212)	—	—	(1,212)
Other	(3)	—	—	—	(3)
Inflationary adjustment	(23,493)	(15,946)	—	—	(39,439)

Liabilities for deferred income tax	(164,129)	(11,819)	—	—	(175,948)

Deferred income tax, net	(146,543)	10,297	—	114	(135.002)

(1)	The Company has recognized Net Operating Loss (“NOL”) generated in Argentina based on a recoverability analysis of expected future taxable income in the following years.

	Successor December 31, 2018	Profit (loss)	Other equity movements	Other comprehensive income (loss)	Successor December 31, 2019
Short-term investments	—	523	—	—	523
Trade and other receivables	1,776	(619)	—	—	1,157
Employee defined benefit plans	598	635	—	394	1,627
Share-based payment reserve	—	—	1,166	—	1,166
Unused tax loss	—	7,345	—	—	7,345
Provisions	5,610	1,250	—	—	6,860
Right-of-use assets, net	—	65	—	—	65

Deferred income tax assets	7,984	9,199	1,166	394	18,743

Property, plant and equipment	(140,236)	2,168	—	—	(138,068)
Borrowings’ transaction costs	(1,351)	(249)	—	—	(1,600)
Intangible assets	(55)	(716)	—	—	(771)
Inventory	(40)	(1,311)	—	—	(1,351)
Other	(59)	56	—	—	(3)
Inflationary adjustment	—	(23,493)	—	—	(23,493)

Deferred income tax liabilities	(141,741)	(23,545)	—	—	(165,286)

Net deferred income tax liabilities	(133,757)	(14,346)	1,166	394	(146,543)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Predecessor April 3, 2018	Change due to business combination	Profit (loss)	Other comprehensive income (loss)	Successor December 31, 2018
Trade and other receivables	479	44	1,253	—	1,776
Employee defined benefit plans	1,403	438	(2,134)	891	598
Provisions	4,046	1,300	264	—	5,610
Deferred income tax assets	5,928	1,782	(617)	891	7,984

Property, plant and equipment	(37,618)	(92,289)	(10,329)	—	(140,236)
Borrowings’ transaction costs	—	—	(1,351)	—	(1,351)
Intangible assets	(74)	—	19	—	(55)
Financial assets at FVTPL	—	(1)	1	—	—
Inventory	—	—	(40)	—	(40)
Other	(401)	—	342	—	(59)

Deferred income tax liabilities	(38,093)	(92,290)	(11,358)	—	(141,741)

Net deferred income tax liabilities	(32,165)	(90,508)	(11,975)	891	(133,757)

	Predecessor January 1, 2018	Profit (loss)	Other comprehensive income (loss)	Predecessor April 3, 2018
Trade and other receivables	263	216	—	479
Employee defined benefit plans	956	425	22	1,403
Inventory	288	(288)	—	—
Provisions	4,593	(547)	—	4,046

Deferred income tax assets	6,100	(194)	22	5,928

Property, plant and equipment	(34,550)	(3,068)	—	(37,618)
Intangible assets	(83)	9	—	(74)
Financial assets at FVTPL	(76)	76	—	—
Other	(231)	(170)	—	(401)

Deferred income tax liabilities	(34,940)	(3,153)	—	(38,093)

Net deferred income tax liabilities	(28,840)	(3,347)	22	(32,165)

	Predecessor January 1, 2017	Profit (loss)	Other comprehensive income (loss)	Predecessor Decemeber 31,2017
Trade and other receivables	2,145	(1,882)	—	263
Employee defined benefit plans	1,175	(343)	124	956
Inventory	232	56	—	288
Provisions	5,203	(610)	—	4,593
Other	160	(160)	—	—

Deferred income tax assets	8,915	(2,939)	124	6,100

Property, plant and equipment	(47,353)	12,803	—	(34,550)
Intangible assets	(114)	31	—	(83)
Financial assets at FVTPL	(6)	(70)	—	(76)
Other	(1)	(230)	—	(231)

Deferred income tax liabilities	(47,474)	12,534	—	(34,940)

Net deferred income tax liabilities	(38,559)	9,595	124	(28,840)

Deferred tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are associated with the same fiscal authority. The following amounts, are disclosed in the consolidated statements of financial position:

	Successor December 31, 2020	Successor December 31, 2019	Sucessor December 31, 2018
Deferred income tax asset, net	565	476	—
Deferred income tax liabilities, net	135,567	(147,019)	(133,757)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The breakdown of income tax charge is as follows:

	Successor For the year ended December 31, 2020	Successor For the year ended December 31, 2019	Successor For the period from April 4, 2018 throuh December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Current income tax
Current income tax income / (charge)	(184)	(3,032)	(35,450)	(4,214)
Difference in the estimate of previous fiscal year income tax and the income return	—	1,146	—	(401)
Deferred income tax
Relating to origination and reversal of temporary differences	10,297	(14,346)	(11,975)	(3,345)

Income tax (expense) / benefit reported in the statement of profit or loss	10,113	(16,232)	(47,425)	(7,960)

Deferred tax charged to OCI	(114)	394	891	22

Total income tax charge	9,999	(15,838)	(46,534)	(7,938)

Below is a reconciliation between income tax (expense) and the amount resulting from application of the tax rate on the (loss) profit before income taxes:

	Successor For the year ended December 31, 2020	Successor For the year ended December 31, 2019	Successor For the period from April 4, 2018 throuh December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Profit / (loss) before income tax	(112,862)	(16,491)	21,043	1,311
Current statutory income tax rate	30%	30%	30%	30%

Income tax at the statutory income tax rate	33,859	4,947	(6,313)	(393)

Items that adjust the income tax (expense) / benefit:
Non-deductible expenses	(2,449)	(1,782)	(5,824)	(3)
Inflation adjustment (Note 33.1)	(32,086)	(31,796)	—
Effect of the measurement of monetary and non-monetary in their functional currency	24,628	15,395	(39,187)	(7,163)
Effect of statutory income tax rate change in deferred income tax (Note 32)	—	—	21,491	—
Unrecognized tax losses and other assets	(7,039)	(7,285)	(23,176)	—
Difference in the estimate of previous fiscal year income tax and the income tax statement		1,146	—	(401)
Inflation update unrecognized tax losses	(179)	1,675	—	—
Effect related to statutory income tax rate change	(6,384)	2,721	—	—
Issuance expenses	—	—	5,651	—
Other	(234)	(1,253)	(67)	—

Total income tax benefit / (expense)	10,113	(16,232)	(47,425)	(7,960)

Some subsidiaries in Mexico have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has not been recognized, and that may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which deferred tax asset has been recorded and their corresponding years of expiration are as follows:

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
2027	4,223	4,333	7,110
2028	53,360	54,760	56,891
2029	31,820	32,655	—
2030 Onward	17,214	—	—

Total tax loss	106,617	91,748	64,001

Additionally, as of December 31, 2020, the Company have other income tax credits in Mexico, for an amount 1,124 which could be use until 2025.

Breakdown of the income tax liability:

	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Current
Income tax, net of withholdings and advances	—	3,039	22,429

Total current	—	3,039	22,429

Note 17. Trade and other receivables

	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Non-current
Other receivables:
Prepayments, tax receivables and others:
Income tax	11,995	—	—
Prepaid expenses and other receivables	9,884	9,594	10,646
Value Added Tax (“VAT”)	5,562	—	—
Minimum presumed income tax	1,034	1,462	—
Turnover tax	789	455	496

	29,264	11,511	11,142

Financial assets:
Natural gas surplus injection stimulus program (1)	—	3,600	9,049
Advances and loans to employees	546	772	—

	546	4,372	9,049

Total non-current other receivables	29,810	15,883	20,191

	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Current
Trade:
Receivables from oil and gas sales (net)	23,260	52,676	55,032
Checks to be deposited	—	3	883

Trade receivables	23,260	52,679	55,915

Other receivables:
Prepayments, tax receivables and others:
VAT	17,022	3,953	10,127
Prepaid expenses and other receivables	3,228	1,861	572
Turnover tax	406	1,158	1,938
Income tax	254	16,274	3,826

	20,910	23,246	16,463
Financial assets:
Natural gas surplus injection stimulus program (1)	4,012	7,797	6,899
Receivables from services to third parties	1,974	3,797	2,850

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Current
Director’s advances and loans to employees	499	284	1,818
Price stability program of NGL	322	480	151
Balances with joint operations	24	14	—
Grants on propane credit	—	—	982
Related parties (Note 27)	—	3,169	186
Loans to third parties	—	1,241	—
Others	18	730	786

	6,849	17,512	13,672

Other receivables	27,759	40,758	30,135

Total current trade and other receivables	51,019	93,437	86,050

(1)	Corresponds to balances pending collection for compensations under the IR Program (Note 2.5.2.1).

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues

The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized a loss allowance of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable. Likewise, due to the nature of the business, the Company has not identified significant changes on trade and other receivables during the COVID-19 pandemic period.

As of December 31, 2020, December 31, 2019 and December 31, 2018 trade and other receivables under 90 days past due amounted to 5,024, 6,189 and 11,798, respectively, however no allowance for expected credit losses of trade receivables was recorded. Furthermore, it was recognized as a provision for expected credit losses in trade and other receivables of 3, 100 and 257, respectively.

The movements in the allowance for the expected credit losses of trade and other receivables are as follows:

	Successor For the year ended December 31, 2020	Successor For the year ended December 31, 2019	Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period From January 1, 2018 through April 3, 2018
At the beginning of period / year	(100)	(257)	—	6,161
(Reversal)/ Allowance for expected credit losses (Note 7)	22	118	(539)	49
Decreases	67	—	—	—
Exchange difference	8	39	282	(49)

At the end of the period/year	(100)	(100)	(257)	6,161

As of the date of these consolidated financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 18. Financial assets and financial liabilities

18.1 Borrowings:

	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Non-current
Borrowings	349,559	389,096	294,415

Total non-current	349,559	389,096	294,415

Current
Borrowings	190,227	62,317	10,352

Total current	190,227	62,317	10,352

Total Borrowings	539,786	451,413	304,767

The maturities of the Company’s borrowings (excluding lease liabilities) and its exposure to interest rates are as follow:

	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Fixed rate
Less than one year	113,174	43,370	4,841
One to two years	105,652	200,172	14,721
Three to five years	134,623	44,932	132,486

	353,449	288,474	152,048
Floating rates
Less than one year	77,053	18,947	5,5111
One to two years	64,352	99,060	14,721
Three to five years	44,932	44,932	132,487

	186,337	162,939	152,719

Total borrowings	539,786	451,413	304,767

See Note 18.5 for information regarding the fair value of the borrowings.

The following table details the carrying amounts of borrowings as of December 31, 2020:

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Subsidiary	Bank	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio y Citibank NA (1)	July, 2018	US	150,000	Floating	LIBOR + 4.5%	July, 2023	277,353
				150,000	Fixed	8%
Vista Argentina		July, 2020	ARS	806,738	Floating	Badcor + 8.5%	January, 2022	10,977
				161,348	Fixed	43%
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July, 2022	11,853
Vista Argentina	Banco BBVA	April, 2020	ARS	725,000	Floating	TM20 + 6%	April, 2021	4,676
Vista Argentina	Banco Macro	July, 2020	ARS	1,800,000	Floating	Badlar + 9%	July, 2021	23,217
Vista Argentina	Banco BBVA	July, 2020	ARS	120,424	Floating	Badlar + 8%	January, 2022	1,509
Vista Argentina	Banco BBVA	October, 2020	ARS	130,482	Floating	Badlar + 8%	April, 2022	1,659
Vista Argentina	Bolsas y Mercados Argentinos S.A.	December, 2020	ARS	1,965,000	Fixed	31%	January, 2021	9,061 (2)

(1)	As of December 31, 2020, the Company must comply with the following restrictions, according to the parameters defined in the loan contract:

(i)	The ratio of consolidated net debt to EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) consolidated.

(ii)

The Consolidated Interest Coverage Index as of the last day of each fiscal quarter. “Consolidated Interest Coverage Ratio” shall mean, the ratio of (a) Consolidated EBITDA to (b) Consolidated Interest Expense for such period.

This credit facility includes covenants restricting, but not prohibiting, among other things, Vista Argentina, Vista Holding I and Vista Holding II and the Company’s ability to: (i) incur or guarantee additional debt; (ii) create liens on its assets to secure debt; (iii) dispose of assets (iv) merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets; (v) change their existing line of business (vi) declare or pay any dividends or return any capital; (vii) make investments; (viii) enter into transactions with affiliates; and (ix) change their existing accounting practices.

As of December 31, 2020, and 2019, there was no non-compliance of said affirmative, negative and financial covenants.

During July 2020, the Company and its subsidiaries Vista Argentina, Vista Holding I and Vista Holding II, entered into different agreements to refinance 45,000 of the Syndicated Loan, by entering into a new syndicated loan agreement (“ARS Syndicated Loan”) for an amount in Argentine pesos equivalent to 40,500 payable in two tranches: the first of 13,500 in July 2020 and the second of 27,000 in January 2021 (See Note 36) and in turn the deferral of the payment of a tranche of 4,500 with original maturity in 2020 to a new maturity term in 2022. Finally, as part of the third amendment to the ARS Syndicated Loan contract, modifications were incorporated to certain definitions and financial commitments. There were no additional financial charges recognized in the results of the year, connected with modifications mentioned bellow.

(2) Amount net of 17,023 of short-term investments in guarantees.

Additionally, during the years ended December 31, 2020 and 2019, Vista Argentina has issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commission in Argentina (“CNV”). The following table details the carrying amounts of negotiable obligations (“ON”):

Subsidiary	Instruments	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	ON I	July, 2019	US	50,000	Fixed	7.88%	July, 2021	50,485
Vista Argentina	ON II	August, 2019	US	50,000	Fixed	8.5%	August, 2022	50,267
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.5%	February, 2024	50,168
Vista Argentina	ON IV	August, 2020	ARS	725,650	Floating	Badlar + 1.37%	February, 2022	8,930
Vista Argentina	ON V	August, 2020	US	20,000	Fixed	0%	August, 2023	19,787
		December, 2020	US	10,000	Fixed	0%	August, 2023	9,910
Vista Argentina	ON VI	December, 2020	US	10,000	Fixed	3.24%	December, 2024	9,934

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Under the aforementioned Notes Program, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

18.1.1 Loan Agreement with OPIC

On September 11, 2019, the Board of Directors of the Overseas Private Investment Corporation (“OPIC”) has approved a credit line up to 300,000 in financing to Vista Argentina and 150,000 to Aleph, with a term of up to ten years, which are subject to the conclusion of the final documents and the fulfillment of certain precedent conditions. As of the date of these consolidated financial statements no funds related to this loan were received and there are no assurances that those precedent conditions can be met.

18.2 Changes in liabilities arising from financing activities

The movements in the borrowings are as follows:

	Consolidated Successor For the year ended December 31, 2020	Consolidated Successor For the year ended December 31, 2019	Consolidated Successor For the period from April 4, 2018 through December 31, 2018	Predecessor For the period from January 1, 2018 through April 3, 2018
Balance at the beginning of the periods/year	451,413	304,767	—	—
Balance of financial liability as of April 4, 2018 of VISTA related to Series A shares	—	—	647,083	—
Proceeds from bridge loan (1)	—	—	260,000	—
Payment of bridge loan transaction costs	—	—	(11,904)	—
Payment of bridge loan (1)	—	—	(260,000)	—
Proceeds from borrowings (2)	198,618	234,728	300,000	—
Payment of borrowings transaction costs	(2,259)	(1,274)	(8,333)	—
Payment of redemption of Series A shares (Note 21.1)	—	—	(204,590)	—
Capitalization of liability related to Series A shares (2)	—	—	(442,491)	—
Interes expense (3) (Note 11.2)	47,923	34,159	15,546	—
Payment of borrowings’ interests	(43,756)	(32,438)	(5,018)	—
Payment of borrowings’ principal	(98,761)	(90,233)	—	—
Costs of early settlements of borrowings and amortized cost (Note 11.3)	2,811	2,076	14,474	—
Foreing currency exchange difference	(16,203)	(372)

Balances at the end of the period/year	539,786	451,413	304,767	—

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

(2)	As of December 31, 2020, Includes 201,728 net of 3,110 of government bonds in guarantees (non-cash).
(3)	Non-cash movement

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

18.3 Warrants

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

Substantially at the same time, the Company’s sponsors purchased a total of 29,680,000 Warrants to purchase one-third of a Series A common share at a strike price of 11.50 US per share (the “Warrants”) for 14,840 in a private placement that was made simultaneously with the closing of the IPO in Mexico. The Warrants are identical to and fungible with the Series A Warrants; however, the Warrants may be exercised for cash or on a cashless basis for a variable number of Series A shares at the discretion of Vista’s sponsors or their permitted transferees. If the Warrants are held by other persons, then they will be exercisable by on the same basis as the other warrants.

On August 15, 2018, the exercise period of the Warrants commenced.

On February 13, 2019, the Company completed sale of 5,000,000 of Warrants to purchase one-third of a Series A common shares pursuant to a Forward Purchase Agreement and certain subscription commitment, at a price of 11.50 US/per share.

As of December 31, 2020, 2019 and 2018 warrant’s holders have not exercised their right.

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

Non-current	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Warrants	362	16,860	23,700

Total non-current	362	16,860	23,700

18.4 Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 23)	8,004	—	8,004
Trade and other receivables (Note 17)	546	—	546

Total non-current financial assets	8,550	—	8,550

Cash, banks and short-term investments (Note 20)	170,851	32,096	202,947

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Trade and other receivables (Note 17)	30,109	—	30,109

Total current financial assets	200,960	32,096	233,056

Liabilities
Borrowings (Note 18.1)	349,559	—	349,559
Warrants (Note 18.3)	—	362	362
Leases liabilities (Note 15)	17,498	—	17,498

Total non-current financial liabilities	367,057	362	367,419

Borrowings (Note 18.1)	190,227	—	190,227
Accounts payable and accrued liabilities (Note 26)	118,619	—	118,619
Leases liabilities (Note 15)	6,183	—	6,183

Total current financial liabilities	315,029	—	315,029

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 23)	7,882	—	7,882
Trade and other receivables (Note 17)	4,372	—	4,372

Total non-current financial assets	12,254	—	12,254

Cash, banks and short-term investments (Note 20)	251,245	8,783	260,028
Trade and other receivables (Note 17)	70,191	—	70,191

Total current financial assets	321,436	8,783	330,219

Liabilities
Borrowings (Note 18.1)	389,096	—	389,096
Warrants (Note 18.3)	—	16,860	16,860
Leases liabilities (Note 15)	9,372	—	9,372
Accounts payable and accrued liabilities (Note 26)	419	—	419

Total non-current financial liabilities	398,887	16,860	415,747

Accounts payable and accrued liabilities (Note 26)	98,269	—	98,269
Borrowings (Note 18.1)	62,317	—	62,317
Leases liabilities (Note 15)	7,395	—	7,395

Total current financial liabilities	167,981	—	167,981

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Assets
Trade and other receivables (Note 17)	9,049	—	9,049

Total non-current financial assets	9,049	—	9,049

Cash, banks and short-term investments (Note 20)	52,116	28,792	80,908
Trade and other receivables (Note 17)	69,587	—	69,587

Total current financial assets	121,703	28,792	150,495

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Liabilities
Accounts payable and accrued liabilities (Note 26)	1,007	—	1,007
Borrowings (Note 18.1)	294,415	—	294,415
Warrants (Note 18.3)	—	23,700	23,700

Total non-current financial liabilities	295,422	23,700	319,122

Accounts payable and accrued liabilities (Note 26)	84,334	—	84,334
Borrowings (Note 18.1)	10,352	—	10,352
Warrants (Note 18.3)	—	—	—

Total current financial liabilities	94,686	—	94,686

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the year ended December 31, 2020:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	822	—	822
Interest expense (Note 11.2)	(47,923)	—	(47,923)
Amortized cost (Note 11.3)	(2,811)	—	(2,811)
Changes in the fair value of Warrants (Note 11.3)	—	16,498	16,498
Foreign currency exchange difference, net (Note 11.3)	3,068	—	3,068
Effect of discount of assets and liabilities at present value (Note 11.3)	(3,432)	—	(3,432)
Impairment of financial assets (Note 11.3)	(4,839)	—	(4,839)
Changes in the fair value of the financial assets (Note 11.3)	—	(645)	(645)
Interest expense leases (Note 11.3)	(1,641)	—	(1,641)
Unwinding of discount on asset retirement obligation (Note 11.3)	(2,584)	—	(2,584)
Others (Note 11.3)	633	—	633

Total	(58,707)	15,853	(42,854)

For the year ended December 31, 2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	3,770	—	3,770
Interest expense (Note 11.2)	(34,163)	—	(34,163)
Cost of early settlements of borrowings and amortized cost(Note 11.3)	(2,076)	—	(2,076)
Changes in the fair value of Warrants (Note 11.3)	—	6,840	6,840
Foreign currency exchange difference, net (Note 11.3)	(2,991)	—	(2,991)
Effect of discount of assets and liabilities at present value (Note 11.3)	(10)	—	(10)
Changes in the fair value of the financial assets (Note 11.3)	—	873	873
Interest expense leases (Note 11.3)	(1,561)	—	(1,561)
Unwinding of discount on asset retirement obligation (Note 11.3)	(1,723)	—	(1,723)
Others (Note 11.3)	(67)	—	(67)

Total	(38,821)	7,713	(31,108)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

For the period from April 4, 2018 through December 31, 2018:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	2,532	—	2,532
Interest expense (Note 11.2)	(15,746)	—	(15,746)
Foreign currency exchange difference, net (Note 11.3)	3,005	—	3,005
Changes in the fair value of Warrants (Note 11.3)	—	(8,860)	(8,860)
Changes in the fair value of government bonds and mutual funds (Note 11.3)
Cost of early settlements of borrowings and amortized cost (Note 11.3)	(14,474)	—	(14,474)
Effect on discount on assets and liabilities at present value (Note 11.3)	(2,743)	—	(2,743)
Unwinding of discount on asset retirement obligation (Note 11.3)	(897)	—	(897)
Others (Note 11.3)	(366)	—	(366)

Total	(28,689)	(8,860)	(36,630)

For the period from January 1, 2018 through April 3, 2018:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	239	—	239
Interest expense (Note 11.2)	(23)	—	(23)
Foreign currency exchange difference, net (Note 11.3)	(995)	—	(995)
Results from financial instruments at fair value (Note 11.3)	—	69	69
Changes in the fair value of government bonds and mutual funds (Note 11.3)	—	—	—
Cost of early settlements of borrowings and amortized cost (Note 11.3)	—	—	—
Effect on discount on assets and liabilities at present value (Note 11.3)	—	—	—
Unwinding of discount on asset retirement obligation (Note 11.3)	(233)	—	(233)

Total	(1,012)	69	(943)

18.5 Fair values

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

18.5.1 Fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis

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

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2020, December 31, 2019 and December 31, 2018:

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Short term investments	32,096	—	—	32,096

Total assets	32,096	—	—	32,096

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	362	362

Total liabilities	—	—	362	362

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Short term investments	8,783	—	—	8,783

Total assets	8,783	—	—	8,783

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	16,860	16,860

Total liabilities	—	—	16,860	16,860

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	28,792	—	—	28,792

Total assets	28,792	—	—	28,792

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	23,700	23,700

Total liabilities	—	—	23,700	23,700

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

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

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2020 and 2019, the period from April 4, 2018 through December 31, 2018 and the period from January 1, 2018 through April 3, 2018.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The following weighted average assumptions were used to estimate the fair value of the warrant liability as of December 31, 2020, December 31, 2019 and December 31, 2018:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Annualized volatility	40.212%	22.941%	26.675%
Domestic risk-free interest rate	4.344%	6.562%	8.575%
Foreign risk-free interest rate	0.129%	1.697%	2.537%
Expected life of warrants in years	2.29 years	3.31 years	4.27 years

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. As of December 31, 2020: (i) if the market price were to increase by US 0.10 this would increase the obligation by approximately 76; (ii) if the market price were to decrease US 0.10 this would decrease the obligation by approximately 66; (iii) if the volatility were to increase by 50 basis points this would increase the obligation by approximately 32; and (iv) if the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 31.

As of December 31, 2019: (i) if the market price were to increase by US 0.10 this would increase the obligation by approximately 901; (ii) if the market price were to decrease US 0.10 this would decrease the obligation by approximately 878; (iii) if the volatility were to increase by 50 basis points this would increase the obligation by approximately 506; and (iv) if the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 519.

As of December 31, 2018: (i) if the market price were to increase by US 0.10 this would increase the obligation by approximately 820; (ii) if the market price were to decrease US 0.10 this would decrease the obligation by approximately 828; (iii) if the volatility were to increase by 50 basis points this would increase the obligation by approximately 245; and (iv) if the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 259.

Reconciliation of Level 3 fair value measurements	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Balance of warrant liability as of the beginning of the year	16,860	23,700	14,840
Total change in fair value of warrants:
(Profit) / loss in fair value of warrants (Note 11.3)	(16,498)	(6,840)	8,860

Balance at year end (Note 18.3)	362	16,860	23,700

18.5.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements are similar to their fair values as explained in the correspondent notes.

As of December 31, 2020	Carrying amount	Fair Value	Level
Liabilities
Borrowings	539,786	567,381	2

Total liabilities	539,786	567,381

As of December 31, 2019	Carrying amount	Fair Value	Level
Liabilities
Borrowings	451,413	416,845	2

Total liabilities	451,413	416,845

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As of December 31, 2018	Carrying amount	Fair Value	Level
Liabilities
Borrowings	304,767	286,734	2

Total liabilities	304,767	286,734

18.6 Financial instruments risk management objectives and policies

18.6.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Company. This strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company and PELSA is exposed to during or at the closing of each period/year.

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

18.6.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the US and ARS and other currencies.

During the year ended on December 31, 2018, the Company did not use derivative financial instruments to mitigate associated exchange rate risks in the periods/year presented. As of December 31, 2020, and 2019, the Company celebrated some derivative financial instruments and the impact in the results of the year is recognized in “Other financial results”.

The majority of the Company’s and PELSA’s sales are directly denominated in US or the evolution of its price follows the evolution of the quotation of this currency. The Company and PELSA collect a significant portion of its revenues in ARS pursuant to prices which are indexed to the US dollar, mainly revenues resulting from the sale of gas and crude oil.

During the years ended December 31, 2020 and 2019 the Argentine Peso depreciated by approximately 41% and 59%, respectively. During the period from April 4, 2018 through December 31, 2018, and during the period from January 1, 2018 through April 3, 2018, the Argentine Peso depreciated by approximately 105% and 8%.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rate against US, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the US, the functional currency of the Company. The Company’s exposure to foreign currency changes for all other currencies is not material.

	Consolidated Successor As of December 31, 2020		Consolidated Successor As of December 31, 2019		Consolidated Successor As of December 31, 2018		Predecessor As of April 3, 2018
Change in Argentine peso rate	+/-50%		+/-33%		+/-28%		+/-30%
Effect in profit or loss	(22,170	) / 22,170	(20,350	) / 20,350	(12,697	)/12,697	(10,381	)/10,381
Effect in equity	(22,170	) / 22,170	(20,350	) / 20,350	(12,697	)/12,697	(10,381	)/10,381

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Argentine inflationary environment

Inflation in Argentina has been high for several years, but consumer price inflation (“IPC”) was not reported consistently. Given the differences in geographical coverage, weights, sampling, and methodology of various inflation series, the average IPC inflation for 2014, 2015 and 2016, and end-of-period inflation for 2015 and 2016 were not reported in the International Monetary Fund’s April 2018 World Economic Outlook. The 3-year cumulative inflation using different combinations of retail price has been in excess of 100% since late 2017. However, the wholesale price index, which has been available consistently for the prior three years, was about 75% cumulative basis in December 2017.

During the years ended December 31, 2020, 2019 and 2018 the ARS devalued approximately 41%, 59% and 100%, respectively. The annual interest rates during the years 2020, 2019 and 2018 were raised in excess of 39%, 65% and 60% and wholesale price inflation accelerated considerably. As of December 31, 2020, 2019, and 2018 the 3-year ccumulative rate of inflation reached a level of around 200%, 180% and 140%, respectively.

Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks because of the current regulatory, economic, governmental and other policies in force, gas domestic prices are not directly affected in the short-term to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a revaluation/(devaluation) of each market price detailed below would generate the following increase/(decrease) in the fiscal year’s income/(loss) in relation to financial assets at fair value through profit or loss detailed in Note 18.5 to these consolidated financial statements:

	Consolidated Successor For the year ended December 31, 2020		Consolidated Successor For the year ended December 31, 2019		Consolidated Successor For the period from April 4, 2018 through December 31, 2018		Predecessor For the period from January 1, 2018 through April 3, 2018
Change in government bonds	+/-10%		+/-10%		+/-10%		+/-10%
Effect in profit before tax	163 /	(163)	530 /	(530)	1,329 /	(1,329)	1,213 /	(1,213)
Change in mutual funds	+/-10%		+/-10%		+/-10%		+/-10%
Effect in profit before tax	3,046 /	(3,046)	366 /	(366)	5,096 /	(5,096)	1,587 /	(1,587)

Cash flow and fair value interest rate risk

Management of interest rate risk seeks to minimize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of December 31, 2020, December 31, 2019, December 31, 2018, approximately 35%, 36% and 50% of the indebtedness was subject to variable interest rates. For the years ended December 31, 2020, December 31, 2019, December 31, 2018, the variable interest rate was 5.69%, 6.67% and 8.06% for borrowings denominated in US and 38.81%, 59.90% and 0% for borrowings denominated in ARS, respectively.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) different liquidity sources available in the financial and capital market, both domestic (if available) and international; (ii) interest rate alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profit or loss resulting from each strategy over the obligations representing the main interest-bearing positions.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

For the years ended December 31, 2020 and 2019, the period from April 4, 2018 through December 31, 2018, and the period from January 1, 2018 through April 3, 2018, the Company and PELSA did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

18.6.1.2 Credit risk

The Company establishes individual credit limits according to the limits defined by the management based on internal or external ratings. The Company makes constant credit assessments on its customers’ financial capacity, which minimizes the potential risk for credit losses. Customer credit risk is managed centrally subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Outstanding customer receivables are regularly monitored.

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors.

The Company has established an allowance for expected credit losses that represents the best estimate by the Company of possible losses associated with trade and other receivables.

The Company has the following credit risk concentration regarding its participation on all trade receivables as of and on revenues for the years:

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Percentages on total trade receivables:
Customers
Raizen Argentina S.A. (previously Shell Cía. Argentina de Petróleo S.A)	25%	34%	31%
Trafigura Argentina S.A.	25%	31%	35%
Camuzzi Gas Pampeana, S.A.	13%	16%	8%

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Percentages on revenues from contracts with customers by product:
Oil Market
Trafigura Argentina S.A.	46%	45%	34%
Trafigura Pte LTD	17%	-%	-%
Raizen Argentina S.A. (previusly Shell Cía. Argentina de Petróleo S.A)	17%	53%	40%
ENAP Refinerias S.A.	12%	-%	-%
Pampa Energía S.A.	-%	-%	13%
YPF S.A.	-%	-%	12%
Natural Gas
Camuzzi Gas Pampeana S.A.	29%	22%	6%
Rafael G. Albanesi S.A.	22%	22%	26%
Metroenergía S.A.	13%	14%	3%
San Atanasio Energía S.A.	4%	2%	10%

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Cía. Inversora de Energía S.A.	3%	7%	13%

No other single client has a participation on the total amount of these receivables or revenues exceeding 10% in any of the years presented.

An impairment analysis is performed at each reporting date on a case-by-case basis to measure expected credit losses. Calculation reflects the probability-weighted outcome, time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The Company does not hold collateral as security. The Company evaluates the concentration of risk with respect to trade receivables as high, as its customers are concentrated as detailed above.

Set out below is the information about the credit risk exposure on the Company’s trade receivables:

Successor-December 31, 2020	Current	<90 days	90–365 days	>365 days	Total
Estimated total gross carrying amount at default	18,236	5,024	3	—	23,263
Expected credit loss	—	—	(3)	—	(3)

					23,260

Successor-December 31, 2019	Current	<90 days	90–365 days	>365 days	Total
Estimated total gross carrying amount at default	46,490	6,189	100	—	52,779
Expected credit loss	—	—	(100)	—	(100)

					52,679

Successor-December 31, 2018	Current	<90 days	90–365 days	>365 days	Total
Estimated total gross carrying amount at default	44,374	7,965	3,833	—	56,172
Expected credit loss	—	—	(257)	—	(257)

					55,915

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, based on past experiences and other factors.

18.6.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the financial department.

The Company’s management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating needs. In this way, the aim is that the Company does not breach indebtedness levels or the covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the compliance of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

As mentioned in Note 18.1, and in response of the Company to the effects of the COVID-19 and falling crude oil prices, during July 2020, the Company and its subsidiaries Vista Argentina, Vista Holding I and Vista Holding II, entered into different agreements to refinance 45,000 of the Syndicated Loan, by entering into a new ARS Syndicated Loan for an amount in Argentine pesos equivalent to 40,500 payable in two tranches: the first of 13,500 in July 2020 and the second of 27,000 in January 2021 (See Note 36) and in turn the deferral of the payment of a tranche of 4,500 with original maturity in 2020 to a new maturity term in 2022. Finally, as part of the third amendment to the ARS Syndicated Loan contract, modifications were incorporated to certain definitions and financial commitments, in order to strengthen the group’s liquidity during this period of high global uncertainty.

Excess cash and balances above working capital management requirements are managed by the Company’s financial department, which invests them in term deposits, money market funds and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index as of December 31, 2020, December 31, 2019 and December 31, 2018 is detailed below:

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Current assets	267,836	372,571	185,145
Current liabilities	333,738	193,036	134,118

Liquidity Index	0.803	1.930	1.380

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the financial statements.

The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2020	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	124,802	190,227	315,029
One to two years	5,733	170,004	175,737
Two to five years	12,127	179,555	191,682

Total	142,662	539,786	682,448

As of December 31, 2019	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	105,664	62,317	167,981
One to two years	5,334	299,232	304,566
Two to five years	21,317	89,864	111,181

Total	132,315	451,413	583,728

As of December 31, 2018	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	84,334	10,352	94,686
One to two years	1,007	26,471	27,478
Two to five years	23,700	267,944	291,644

Total	109,041	304,767	413,808

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

18.6.1.4 Others risk

Access to the exchange market in Argentina

The regulatory framework established by the Central Bank of the Argentine Republic (“BCRA”) during the year ended December 31, 2020 is detailed below. It set up certain limits and adjustments to accumulation and consumption in currencies different from ARS; and to the acquisition of currencies that the Company can access:

(i) Communication “A” 7030 and complementary

On May 28, 2020, through Communication “A” 7030, as amended, the BCRA established that a Company could access the Free and Single Foreign Exchange Market (“Mercado Unico Libre de Cambio” or MULC”) for payments of imports of goods or services, payments of principal and interest on financial indebtedness abroad, and payment of profits and dividends, among other concepts, with previous agreement of the BCRA. So financial entities must verify that the information provided by the Companies is compatible with existing data in the online system established by the BCRA. Regarding compliance with the following requirements:

a. All of its holdings of currency different from ARS in the country are deposited in a local bank account, and it does not have available liquid external assets; and

b. The commitment to settle through the official market, those funds that are received from abroad, within 5 laboral days. Funds include those originated in the collection of loans granted to third parties, collection of time deposits, and collection of sales of any other asset, provided that the asset had been acquired, the deposit constituted, or the loan granted after May 8, 2020.

Additionally, it is established that the BCRA must give approval for access to the MULC for the purpose of making advance payments for goods imports; the cancellation of debts originated in imports of goods; and the cancellation of debt from capital services abroad when the creditor is a party related to the debtor. Originally, this requirement expired on June 30, 2020, but it was repeatedly deferred and Communication “A” 7193 extended it until March 31, 2021.

(ii) Communication “A” 7106

On September 15, 2020, through this communication, the BCRA established that companies could access the MULC if they have debts with foreign creditors (who are not related parties) and whose principal maturities operate between October 15, 2020 and March 31, 2021. Those companies must present a refinancing plan based on the following criteria: (i) the net amount should not exceed 40% of the principal amount to be paid; (ii) the rest of the principal must be refinanced with a new external debt, with an average maturity of at least 2 years.

The aforementioned will not be applicable in the case of indebtedness with international organizations or their associated agencies or guaranteed by them, or of indebtedness granted to the debtor by official credit agencies or guaranteed by them, or the amount for which the exchange market would be accessed for the cancellation of the principal of these types of indebtedness does not exceed the equivalent of one million US per calendar month.

On February 25, 2021, through Communication “A” 7230, the BCRA extended the aforementioned terms for those who register scheduled principal maturities between April 1 and December 31, 2021.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

(iii) Communication “A” 7133

On October 9, 2020, through this communication, the BCRA established that a debtor may access the MULC to cancel principal above the 40% limit referred to in Communication “A” 7106, as long as it registers settlements in the MULC as of October 9, 2020 for an amount equal to or greater than the excess over 40% in concept of (i) indebtedness abroad, (ii) issuance of publicly registered debt securities abroad or (iii) issuance of debt securities with public registration in the country denominated in a currency other than ARS, which comply with the conditions set forth in the exchange regulations for these issues.

In the case of debt securities with public registration in the country or abroad issued as of October 9, 2020, with an average life of no less than 2 years and whose delivery to creditors has made it possible to comply with the parameters set forth in the refinancing plan required by the standard; the requirement of settlement of a currency different from ARS to access to the exchange market for the cancellation of its principal and interest services will be considered fulfilled.

As of December 31, 2020, the Company has taken all the necessary actions to be in compliance with the provisions of the aforementioned communications and continues monitoring new changes to the regulatory framework and their impacts in the cancellation of debts in currencies different from ARS.

Note 19. Inventories

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Materials and spare parts	7,743	16,074	15,465
Crude oil stock (Note 6.2)	6,127	3,032	2,722

Total	13,870	19,106	18,187

Note 20. Cash, bank balances and short-term investments

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Money market funds	167,553	107,041	—
Mutual funds	30,886	7,756	52,793
Banks	2,875	139,931	13,254
Government bonds	1,633	5,300	11,457
Treasury notes	—	—	3,404

Total	202,947	260,028	80,908

For the purposes of the consolidated statements of cash flows, cash and cash equivalents include resources available in cash in the bank and investments with a maturity less than three months. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Cash, banks and short-term investments	202,947	260,028	80,908
Less
Government bonds and treasury notes	(1,633)	(5,300)	(14,861)
Restricted cash and cash equivalents (1)	—	(20,498)	—

Cash and cash equivalents	201,314	234,230	66,047

(1) Corresponds to cash and cash equivalents from Aleph that could be only used for the purpose explained in Note 28.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 21. Share Capital and Capital Risk Management

21.1 Share capital

The following chart shows a reconciliation of the movements in equity of the Company from April 4, 2018 through December 31, 2018 and for the years ended December 31, 2020 and 2019:

	Serie A- Publicly traded shares	Serie A- Private Offering	Serie B	Serie C	Total
Balances as of April 4, 2018	—	—	25	—	25
Number of shares	—	—	16,250,000	2	16,250,002

Net value of Series A shares on April 4, 2018	627,582	90,238	—	—	717,820
Number of shares	65,000,000	9,500,000	—	—	74,500,000
Net value of Series A shares redeemed on April 4, 2018	(204,590)	—	—	—	(204,590)
Number of shares	(20,340,685)	—	—	—	(20,340,685)
Net value of Series B shares converted into Series A shares on April 4, 2018	25	—	(25)	—	—
Number of shares	16,250,000	—	(16,250,000)	—	—

Balances as of December 31, 2018	423,017	90,238	—	—	513,255
Number of shares	60,909,315	9,500,000	—	2	70,409,317

Net value of Series A shares on February 13, 2019	55,000	—	—	—	55,000
Number of shares	5,500,000	—	—	—	5,500,000
Net value of Series A shares on July 25, 2019	91,143	—	—	—	91,143
Number of shares	10,906,257	—	—	—	10,906,257
Series A shares granted for the LTIP	—	1	—	—	1
Number of shares	—	317,932	—	—	317,932

Balances as of December 31, 2019	569,160	90,239	—	—	659,399
Number of shares	77,315,572	9,817,932	—	2	87,133,506
Shares Series A shares granted for the LTIP	—	1	—	—	1
Number of shares	—	717,782	—	—	717,782

Balances as of December 31, 2020	569,160	90,240	—	—	659,400
Number of shares	77,315,572	10,535.714	—	2	87,851,288

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

About 31.29% of the holders of the Series A redeemable common shares exercised their redemption rights aforementioned; as a result, 20,340,685 shares were redeemed for an amount of 204,590. The resources came from the cash held in the Escrow Account. The holders of remaining Series A redeemable common shares decided not to exercise their redemption right and, as a result, an amount of 442,491 net of offering expenses paid for an amount of 6,700, was capitalized on that date. In addition, on the same date the Company paid deferred offering expenses at IPO for 19,500. The capitalization of 442,491 did not generate cash flow, while the payment of offering expenses was made using the proceeds held in the Escrow Account.

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

2) Series A Private Offering

On December 18, 2017, the shareholders’ meeting approved an increase in the variable capital stock for an amount of 1,000,000 through the subscription of 100,000,000 Series A common shares as a result of a potential Initial Business Combination disclosed in Note 32.

On April 4, 2018 9,500,000 Series A common shares were fully paid and subscribed for an amount of 95,000 through a shares’ subscription process approved by the shareholders. In addition, 500,000 Series A common shares amounting for 5,000 were also committed as part of the same subscription process. Aggregate costs associated with the shares’ subscription process amount for 4,073.

As disclosed in Note 34, on March 22, 2018, the Company shareholders’ approved 8,750,000 common shares to be held in treasury to be used to implement the LTIP, at the discretion of the Administrator of the Plan, based on the opinion of independent experts.

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

For the year ended December 31,2020 and 2019, the Company granted 717,782 and 317,932 Serie A shares that were in treasury to be used to implement the LTIP.

As of December 31, 2020, 2019, and 2018, the Company’s variable share capital consisted of 87,851,286, 87,133,504 and 70,409,315 Series A common shares with no face value each, respectively, and each granting the right to one vote, issued and fully paid. As of December 31, 2020, 2019, and 2018, the authorized common capital of the Company includes 40,940,953, 41,658,735 and 47,476,667 Series A common shares in its treasury, which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

3) Series B

Prior to the Company’s initial global offering, by means of unanimous shareholders’ resolutions dated May 30, 2017, the shareholders of the Company, among other matters, resolved to increase the variable portion of the capital stock of the Company in the amount of 25,000, through the issuance of common, nominative, shares, without expression of their nominal value.

On April 4, 2018, these shares were converted to Series A shares.

4) Series C

The variable portion of the Company’s capital stock is of unlimited amount pursuant to the bylaws and the applicable laws, whereas, the fixed portion of the Company’s capital stock is divided into 2 class C shares.

21.2 Capital risk management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders and keeping an optimal capital structure.

The Company to maintain or adjust the capital structure, may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares, conduct stock purchase programs or sell assets to reduce its debt. The Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing: (i) the net debt (the borrowings and leases liabilities minus cash, bank balances and short-term investments) by, (ii) the total capital (the shareholders’ equity as shown in the consolidated statements of financial position including all reserve).

Financial leverage ratios as of December 31, 2020, 2019 and 2018, is as follows:

	Sucessor- December 31, 2020	Sucessor- December 31, 2019	Sucessor- December 31, 2018
Total borrowings and leases liabilities	563,467	468,180	304,767
Less: cash, bank balances and short-term investments	(202,947)	(260,028)	(80,908)

Net debt	360,520	208,152	223,859
Total shareholders’ equity	508,518	603,716	479,657

Leverage ratio	71.00%	34.00%	47.00%

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018.

Note 22. Provisions

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Non-current
Asset retirement obligation	23,349	20,987	15,430
Environmental remediation	560	159	756

Total non-current	23,909	21,146	16,186

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Current
Asset retirement obligation	584	761	823
Environmental remediation	1,141	2,340	2,968
Contingencies	359	322	349
Total current	2,084	3,423	4,140

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

22.1 Provision for asset retirement obligation

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

The discount rate used in the calculation of the provision as of December 31, 2020 ranges between 9.32% and 12.42% and for December 31, 2019 and December 31, 2018 it is 10.59% and 10.03% respectively.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s assets retirement obligation provision.

Movements of the period/year on the provision for asset retirement obligation:

	Consolidated- Successor for the year ended December 31, 2020	Consolidated- Successor for the year ended December 31, 2019	Consolidated- Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018
At the beginning of the period/year	21,748	16,253	15,587	15,642
Increases for business combination (Note 32)	—	—	11,201	—
Unwinding of discount on asset retirement obligation (Note 11.3)	2,584	1,723	897	233
Increase / (Decrease) from change in estimates capitalized	(366)	4,141	(11,432)	(288)
Amounts incurred due to utilization	—	(236)	—	—
Exchange differences	(33)	(133)	—	—

At the end of the period/year	23,933	21,748	16,253	15,587

22.2 Provision for environmental remediation

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Movements of the period/year on the provision for environmental remediation:

	Consolidated- Successor for the year ended December 31, 2020	Consolidated- Successor for the year ended December 31, 2019	Consolidated- Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018
At the beginning of the period/year	2,499	3,724	1,002	1,112
Increases for business combinations (Note 32)	—	—	4,044	—
Increases (Note 10.2)	463	816	1,168	12
Exchange differences	(1,261)	(2,041)	(2,490)	(122)

At the end of the period/ year	1,701	2,499	3,724	1,002

22.3 Provision for contingencies

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

As of December 31, 2020, December 31, 2019 and December 31, 2018, the Group are involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions in the aggregate claimed amount of 428, 469 and 391, respectively as of such date management has estimated a probable loss of 359, 322 and 349, respectively.

In addition, certain proceedings are considered to be contingent liabilities related to labor, civil, commercial and other actions which, as of December 31, 2020, December 31, 2019 and December 31, 2018, amount to a total of 69, 147 and 42, respectively, and which the Company has not recognized them as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. See Note 29 for additional details on the main contingent assets as of December 31, 2020, December 31, 2019 and December 31, 2018.

The Company, bearing in mind the opinion of the Company’s legal counsel, considers that the amount of the provision is sufficient to afford the contingencies that may occur. There are no individual claims or other matters, that individually or in the aggregate, have not been provisioned or disclosed by the Company, which amounts are material to the financial statements.

Movements of the period/year on the provision for contingencies:

	Consolidated- Successor for the year ended December 31, 2020	Consolidated- Successor for the year ended December 31, 2019	Consolidated- Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018
At the beginning of the period/year	322	349	51	55
Increases for business combinations (Note 32)	—	—	151	—
Increases (Note 10.2)	267	422	240	2
Amounts incurred due to payments/utilization	—	(63)	(9)	(6)
Exchange differences	(230)	(386)	(84)

At the end of the period/year	359	322	349	51

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 23. Employee defined benefits plans obligation

The main characteristics of benefit plans granted only to certain employees from the Entre Lomas joint operation are detailed below:

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

At the time of retirement, employees are entitled to receive a monthly payment at constant value, which is updated at the end of each year by the Consumer Price Index (“IPC”) published by the Institute of National Statistics and Census (Instituto Nacional de Estadísticas y Censos or “INDEC”) of Argentina. If during a certain year, the variation of exceeds 10%, the payment is adjusted provisionally once this percentage has been exceeded.

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

The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, the Company may have the option to use such excess, in which case it may have to notify the trustee thereof. As of December 31, 2020, the funds of the plan were invested in U.S. government bonds and the Company cannot dispose of such funds.

The following tables summarizes the components of net expense and long-term employee benefits liability in the consolidated financial statements:

	Successor – As of December 31, 2020	Successor – As of December 31, 2019	Successor – As of December 31, 2018	Predecessor – As of April 4, 2018
Cost of the current services	(60)	(68)	(99)	(38)
Cost of interest	(190)	(152)	(446)	(126)
Reductions	—	—	177	—
Return on plan assets	—	—	—	56

Total	(250)	(220)	(368)	(108)

	Successor – December 31, 2020
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of the year	(12,351)	7,882	(4,469)
Items classified in profit or loss
Current services cost	(60)	—	(60)
Cost for interest	(587)	397	(190)
Items classified in other comprehensive income
Actuarial loss	735	(275)	460
Benefit payments	798	(798)	—
Contributions paid	—	798	798

Balances at the end of the year	(11,465)	8,004	(3,461)

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor – December 31, 2020 Successor – December 31, 2019
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of the year	(11,014)	7.712	(3,302)
Items classified in profit or loss
Current services cost	(68)	—	(68)
Cost for interest	(541)	389	(152)
Items classified in other comprehensive income
Actuarial loss	(1,358)	(219)	(1,577)
Benefit payments	630	(630)	—
Contributions paid	—	630	630

Balances at the end of the year	(12,351)	7,882	(4,469)

	Successor – December 31, 2018
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of the year	(10,481)	5,656	(4,825)
Increase for business combination	(3,847)	2,076	(1,771)
Items classified in profit or loss
Current services cost	(99)	—	(99)
Cost for interest	(446)	(20)	(466)
Reductions	177	—	177
Exchange differences on translation gain (loss)	257	—	257
Items classified in other comprehensive income
Actuarial gains	2,698	—	2,698
Benefit payments	727	(727)	—
Contributions paid	—	727	727

Balances at the end of the year	(11,014)	7,712	(3,302)

	Predecessor-April 3, 2018
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the period
Balances at the beginning of the period	(10,317)	5,634	(4,683)
Items classified in profit or loss
Current services cost	(38)	—	(38)
Cost for interest	(126)	—	(126)
Reductions	—	56	56
Exchange differences on translation	(57)	(34)	(91)
Items classified in other comprehensive income
Actuarial (losses) gains	(89)	—	(89)
Benefit payments	146	(146)	—
Contributions paid	—	146	146

Balances at the end of the period	(10,481)	5,656	(4,825)

The fair value of the plan assets at the end of each reporting period by category, are as follows:

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Cash and cash equivalents	—	—	7,712
Debt instruments categorized by issuers’ credit rating:
- US Government bonds	8,004	7,882	—

Total	8,004	7,882	7,712

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Estimated expected benefits payments for the next ten (10) years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Less than one year	901	871	743
One to two years	889	851	825
Two to three years	899	836	811
Three to four years	884	856	800
Four to five years	885	839	783
Six to ten years	4,239	4,554	3,869

Significant actuarial assumptions used were as follows:

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Discount rate	5%	5%	5%
Assets return rate	5%	5%	—
Salaries increase	1%	1%	1%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 943 (increase by 1,199) as of December 31, 2020, decrease by 1,156 (increase by 1,379) as of December 31, 2019, and decrease by 1,011 (increase by 1,203) as of December 31, 2018

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 70 (decrease by 62) as of December 31, 2020, increase by 179 (decrease by 198) as of December 31, 2019 and increase by 197 (decrease by 183) as of December 31, 2018.

The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting period, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Furthermore, in presenting the above mentioned sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each year, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statements of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 24. Salaries and social security payable

Current	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Provision for gratifications and bonus	7,029	9,086	5,423
Salaries and social security contributions	4,479	3,467	925

Total current	11,508	12,553	6,348

Note 25. Other taxes and royalties payable

Current	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Royalties	4,152	4,539	5,467
Tax withholdings payable	843	866	909
VAT	46	597	—
Turnover tax	—	—	139
Others	76	38	—

Total current	5,117	6,040	6,515

Note 26. Accounts payable and accrued liabilities

Non-Current	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Accrued liabilities:
Extraordinary canon on SGIC	—	419	1,007

Total non-current accounts payable and accrued liabilities	—	419	1,007

Current
Accounts payable:
Suppliers	117,409	59,264	73,609

Total current accounts payable	117,409	59,264	73,609

Accrued liabilities:
Balances with joint operations	664	69	1,023
Extraordinary canon on SGIC	546	1,436	769
Related parties (Note 27 and 28)	—	24,839	—
Sundry debtors- Put option (Note 28)	—	12,661	—
Concession extension bonus Bajada del Palo payable (Note 30.3.2)	—	—	7,899
Directors’ fees	—	—	1,034

Total current accrued liabilities	1,210	39,005	10,725

Total current accounts payable and accrued liabilities	118,619	98,269	84,334

Due to the short-term nature of the current accounts payable and accrued liabilities, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Note 27. Related parties transactions and balances

Note 2.3 provides information about the Company’s structure, including details of the subsidiaries, the holding company (Successor) and the Predecessor Company.

The following table provides the total amount of transactions that have been entered into with related parties for the period/year.

	Successor for the year ended December 31, 2020	Successor for the year ended December 31, 2019	Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018
Revenue from crude oil
Pampa Energía S.A. (former Parent of PELSA)	—	—	—	31,501
Revenue from natural gas
Pampa Energía S.A. (former Parent of PELSA)	—	—	—	2,647
Pampa Comercializadora S.A. (Subsidiary of the former Parent of PELSA)	—	—	—	7,726
Exploitation services
Veta Escondida y Rincón de Aranda U.T.E. (Joint operation in which the former parent of PELSA participate)	—	—	—	32
Purchases of goods and services
SHM S. de R.L. de C.V. (affiliate of Riverstone Holdings, LLC -Shareholder of VISTA)	—	—	186	—
Pampa Energía S.A. (former Parent of PELSA)	—	—	—	(546)
Selling expenses
Pampa Comercializadora S.A. (Subsidiary of the former Parent of PELSA)	—	—	—	(91)
Oleoductos del Valle S.A. (Subsidiary of the former Parent of PELSA)	—	—	—	(610)

Balances with related parties:

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Other receivables
Riverstone Vista Capital Partners L.P.	—	—	186
REL Amsterdam (1)	—	2,355	—
Aleph Midstream Holding L.P (1)	—	814	—

Total	—	3,169	186
Trade payable and accrued liabilities
REL Amsterdam (2)	—	24,032	—
Aleph Midstream Holding L.P (2)	—	807	—

Total	—	24,839	—

(1)	Corresponds to loans granted to Aleph investors, detailed in Note 28.
(2)	Includes other accrued liabilities related to the investment agreement with Aleph, connected with the Put-Option. See Note 28

Outstanding balances at the period-end/year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables for the years ended December 31, 2020 and 2019, for the periods from April 4, 2018 through December 31, 2018, and for the period from January 1, 2018 through April 3, 2018.

Key management personnel remuneration

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The amounts recognized in the consolidated statements of profit or loss and other comprehensive income, related to the company’s key personnel are detailed below:

	Successor for year ended December 31, 2020	Successor for year ended December 31, 2019	Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018
Share-based payments	8,699	9,175	3,533	—
Short-term employee benefits	7,273	9,080	5,368	235

Total	15,972	18,255	8,901	235

As disclosed in Note 21.1, on May 30, 2017, VISTA entered into a private placement agreement with VISTA’s independent directors and former independent director for the purposes of selling them 132,000 series B shares that were later converted into and as of December 31, 2018 are in the form of 132,000 series A shares representing VISTA’s capital stock.

Finally, as disclosed in Note 21.1, on August 1, 2017 Vista’s Sponsor, comprised by Vista Sponsor Holdings, L.P. and the Management Team, purchased of 29,680,000 warrants. Vista Sponsor Holdings, L.P., a limited partnership organized under the laws of Ontario, Canada, is controlled by senior professionals of Riverstone Investment Group LLC (“Riverstone”), a Delaware limited liability company, together with its affiliates and affiliated funds.

There are no other related party transactions.

Note 28. Aleph Midstream

As of December 31, 2018, Aleph was a subsidiary 100% controlled by VISTA. On June 27, 2019, Vista signed an investment agreement with an affiliate of Riverstone (a related party), an affiliate of Southern Cross Group (“the partners”) to invest in Aleph, a midstream company in Argentina.

As part of the investment agreement the Company agreed to spin-off a group of assets that would be transferred to Aleph in exchange of equity through a split-merger agreement, defined below:

On July 17 and 18, 2019, the Boards of Directors of Vista Argentina and Aleph, respectively, resolved to initiate the procedures leading to the execution of a split-merger in accordance with the following guidelines: (i) the spin-off of a portion of some assets currently (“Split Assets”) owned by Vista Argentina to Aleph for the development of an infrastructure project for the processing and transportation of hydrocarbons, including crude oil and gas, in the Neuquén Basin in the Argentine Republic that includes, (1) the oil treatment plant located in the “Entre Lomas” area, the gas treatment plant located in the “Entre Lomas” area, the oil treatment plant located in the “25 de Mayo-Medanito SE” area, the facilities for the treatment of the production water associated with the crude treatment plants in the “Entre Lomas” and “25 de Mayo-Medanito SE” areas; (2) the pipelines that connect the aforementioned plants with the trunk transportation system for crude oil operated by Oldelval S.A. and for gas operated by Transportadora del Gas del Sur S.A.; and certain liabilities associated to social liabilities; (ii) Aleph’s absorption of the Split Assets in exchange for equity; and (iii) the assumption and continuation by Aleph of Company’s activities and obligations in relation to the Split Assets.

From the date of the spin-off Aleph will be in a position to assume the exploitation of the Assets spined-off by Vista Argentina.

On February 26, 2020, the Company’s Board of Directors approved certain changes in the Company’s participation in Aleph’s capital structure. The Company enters into an agreement with the Partners to reacquire the participation in the subscribed and outstanding capital of said Partners in Aleph, at a total purchase price of 37,500 (equivalent to the entire equity effectively contributed to Aleph by

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

the Partners). The Company made the payment on March 31, 2020, and as of such date, Aleph became a 100% subsidiary of the Company.

Note 29. Commitments and contingencies

For a description of the Company’s investment commitments regarding its oil and gas properties. (See Note 30.4).

29.1 Asociación de Superficiarios de la Patagonía (“ASSUPA”)

On July 1, 2004, Vista Argentina (previously “Petrolera entre Lomas S.A.” or “PELSA”) was notified about a complaint filed against it. In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, PELSA being one of them.

ASSUPA claimings the remediation of the general environmental damage purportedly caused in the execution of such activities, in addition to the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina (“CSJN”). PELSA has answered the demand requesting its rejection, opposing failure of the plaintiff.

On December 30, 2014, the CSJN issued two interlocutory judgments. The Company’s related supported the claim of the Provinces of Neuquén and La Pampa and declared that all environmental damages related to local and provincial situations were outside the scope of its original jurisdiction, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under its jurisdiction. The CSJN also rejected precautionary measures and other proceedings related to such request.

Vista Argentina, considering the opinion of the legal counsel, concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

As of the date of issuance of these financial statements, the file has not yet been opened for testing, as the parties are in the process of digitizing the answers to the claim and accompanied documentary.

Note 30. Operations in hydrocarbon consortiums

30.1 General considerations

The hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the national or provincial government based on the availability of hydrocarbons that are produced.

30.2 Oil and gas properties and participation in joint operations

As of December 31, 2020, the Company through its subsidiaries is the owner and is part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Coirón Amargo Sur Oeste	Neuquén	—	10%	Shell Argentina S.A.	2053
Coirón Amargo Norte	Neuquén	—	84.62%	Vista Argentina	2036
Acambuco - “San Pedrito”	Salta	—	1.5%	Pan American Energy	2036
Acambuco - “Macueca”	Salta	—	1.5%	Pan American Energy	2040
Sur Río Deseado Este	Santa Cruz	—	16.9%	Alianza Petrolera Argentina S.A.	2021
Águila Mora	Neuquén	—	90%	Vista Argentina	2054
México
Block CS-01	Tabasco	—	50%	Vista Holding II	2047
Block A-10	Tabasco	—	50%	Jaguar	2047
Block TM-01	Veracruz	—	50%	Jaguar	2047

As of December 31, 2019, and 2018 the Company through its subsidiaries is the owner and is part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

Name	Location	Working interest		Operator	Duration Up To
		Direct	Indirect
Argentina
25 de Mayo - Medanito S.E.	Río Negro	—	100%	Vista Argentina	2026
Jagüel de los Machos	Río Negro	—	100%	Vista Argentina	2025
Bajada del Palo Este	Neuquén	—	100%	Vista Argentina	2053
Bajada del Palo Oeste	Neuquén	—	100%	Vista Argentina	2053
Entre Lomas	Río Negro	—	100%	Vista Argentina	2026
Entre Lomas	Neuquén	—	100%	Vista Argentina	2026
Agua Amarga - “Charco del Palenque”	Río Negro	—	100%	Vista Argentina	2034
Agua Amarga - “Jarilla Quemada”	Río Negro	—	100%	Vista Argentina	2040
Coirón Amargo Sur Oeste	Neuquén	—	10%	Shell Argentina S.A.	2053
Coirón Amargo Norte	Neuquén	—	55%	Vista Argentina	2036
Acambuco - “San Pedrito”	Salta	—	1.5%	Pan American Energy	2036
Acambuco - “Macueca”	Salta	—	1.5%	Pan American Energy	2040
Sur Río Deseado Este	Santa Cruz	—	16.9%	Alianza Petrolera Argentina S.A.	2021
Águila Mora	Neuquén	—	90%	Vista Argentina	2054
México
Block CS-01	Tabasco	—	50%	Jaguar	2047
Block A-10	Tabasco	—	50%	Jaguar	2047
Block TM-01	Veracruz	—	50%	Jaguar	2047

As of December 31, 2017, PELSA is part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

Name	Location	Working interest		Operator	Duration Up To
		Direct	Indirect
Argentina
Bajada del Palo	Neuquén	73.15%	—	PELSA	2025
Entre Lomas	Río Negro and Neuquén	73.15%	—	PELSA	2026
Agua Amarga	Río Negro	73.15%	—	PELSA	2034/2040

Summarized financial information in respect of the Company’s material joint operations which assets, liabilities, revenues and expenses are not accounted for at 100% in the Company’s financial statements are set out below. The summarized financial

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

information below represents amounts prepared in accordance with IFRSs at their respective working interests, adjusted by the Company for accounting purposes.

	Successor December 31, 2020	Successor December 31, 2019	Successor December 31, 2018
Assets
Non-current assets	11,465	8,221	14,950
Current assets	3,967	3,026	1,488

Liabilities
Non-current liabilities	1,353	918	483
Current liabilities	3,509	3,374	3,307

	Successor for the year ended December 31, 2020	Successor for the year ended December 31, 2019	Successor for the period from April 4, 2018 through December 31, 2018	Predecessor for the period from January 1, 2018 through April 3, 2018
Cost of sales	(4,914)	(9,103)	(12,120)	(40,846)
Selling expenses	(4)	(106)	(46)	(5,304)
General and administrative expenses	(1,760)	(1,488)	(230)	(1,494)
Exploration expenses	(646)	(667)	(2)	(134)
Other operating income and expenses	(1,385)	(74)	(390)	51
Financial results, net	56	(961)	988	1,706

Total costs and expenses for the period/year	(8,653)	(12,399)	(11,800)	(46,021)

30.3 Concessions and changes in working interest oil and gas properties

30.3.1 Entre Lomas area

Vista Argentina (previously “PELSA”) is the 100% operator and holder in the concession for the exploitation of hydrocarbons in Entre Lomas area (“ELo”), located in the provinces of Río Negro and Neuquén. The concession contract, renegotiated in 1991 and 1994, respectively granted the availability of crude oil and natural gas produced, and determined term of the concession until January 21, 2016.

On December 9, 2014, Vista Argentina reached a renegotiation agreement with the Province of Río Negro of the concession in Elo area, approved by Provincial Decree No. 1,706/2014, through this agreement it was allowing to extend ten (10) year the ELo area until January 2026, committing, among other conditions, the payment of a fixed bond and a contribution to social development and institutional strengthening, a complementary contribution equivalent to 3% of oil and gas production and an important plan for the development and exploration of reserves and resources, and environmental remediation.

Likewise, the provincial government of Neuquén agreed to extend the concession contract of ELo corresponding to the Province of Neuquén for a term of ten (10) years until January 2026. In accordance with the extension agreement, Vista Argentina agreed to invest the totality of ARS 237 million in future exploitation and exploration activities to be carried out in the exploitation concession. Royalties increased from the previous rate of 12% to 15% and could increase to a maximum of 18%, depending on future increases in sales prices of the hydrocarbons produced.

30.3.2 Bajada del Palo Oeste and Bajada del Palo Este area

On December 21, 2018, the Province of Neuquén approved Decree No. 2,357/18 about the transformation of the exploitation concession in the Bajada del Palo area, operated by Vista Argentina, into two Production Concession for Unconventional Hidrocarburns (“CENCH”), Bajada del Palo Oeste and Bajada del Palo Este. The two concessions are for a term of 35 years, include the payment of fixed royalties of 12% for new production from the shale (shale rock) formations. This permission replaces the concession of conventional exploitation of this area.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Company paid the Province of Neuquén the following concepts in the unconventional exploitation concessions for both areas: (i) exploitation bonus for a total of approximately 1,168, (ii) Infrastructure bond for a total of approximately 2,796; (iii) Corporate Social Responsibility for an amount of approximately 3,935; (iv) an important plan for the development and exploration of reserves. Likewise, Vista paid the amount of approximately 1,102 as stamp tax at the closing of the transaction. See Note 30.4 for more information about investment agreement.

30.3.3 Agua Amarga area

Vista Argentina is the owner and operator of the operating lots called Charco del Palenque and Jarilla Quemada in the Agua Amarga area, located in the Province of Rio Negro.

In 2007, Vista Argentina obtained the exploration permit on the Agua Amarga Area located in the Province of Río Negro. Provincial Decree No. 557/07 and the signing of the respective contract on May 17 of the same year formalized the agreement. Based on the results of the exploration carried out in the Agua Amarga Area, the Province of Río Negro granted the Concession of Exploitation of the Charco del Palenque field, on October 28, 2009, by means of the Provincial Decree No. 874 and its rectification No. 922, dated November 13, 2009, for exploitation for a term of twenty-five (25) years.

The enforcement authority of the Province of Río Negro accepted the inclusion of Meseta Filosa sector to the concession previously granted by Charco del Palenque, through Provincial Decree No. 1,665 dated November 8, 2011, published in the Official Gazette No. 4,991 of December 1, 2011.

Subsequently, the enforcement authority of the Province of Río Negro approved the inclusion of Charco del Palenque Sur sector to the previously granted concession of Charco del Palenque, by means of Provincial Decree No. 1,199 dated August 6, 2015. In addition, in the same date the Provincial Decree No. 1,207 gave Vista Argentina the exploitation concession for Jarilla Quemada field.

The exploitation concession Charco del Palenque is effective until 2034 and the exploitation concession Jarilla Quemada is effective until 2040.

30.3.4 Coirón Amargo Norte y Coirón Amargo Sur Oeste

Originally, the JOA Coirón Amargo had an exploitation concession in the North Area (“Coirón Amargo Norte”) and an evaluation field in the South Area (“Coirón Amargo Sur”), effective until the year 2036 and 2017, respectively.

On July 11, 2016, the joint operators entered into an agreement for assignment of participating interest, through which the area was divided into three oil and gas properties: Coirón Amargo Norte (“CAN”), CASO and Coirón Amargo Sur Este (“CASE”).

Coirón Amargo Norte

CAN join operators are APCO Oil & Gas S.A.U. (“APCO SAU” currently Vista Argentina) with a 55% working interest, Madalena Energy Argentina S.R.L. (“Madalena”) with 35% working interest and Gas y Petróleo de Neuquén S.A. (“G&P”) with the remaining 10%. Vista Argentina is the operator since that date. The expiration date of the exploitation concession remains in 2036.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

On December 28, 2017, the partners in the joint CAN agreement signed an Operational Committee Act approving the implementation of the “Carry Petrolero”, as a result of the foregoing, the partners agreed that contributions made and to be made in the future will be recognized as greater assets and / or expenses, as appropriate, in terms of the amounts actually disbursed by them, regardless of the percentages of contractual participation.

Since that date until June 30, 2020 Vista Argentina recognized participation in this joint operation of 61.11%, which is comprised of its contractual share of 55% plus the incremental participation acquired from G&P of 6.11%.

On July 7, 2020, due to default of payment in joint venture partner, Madalena, and in accordance with the provisions of Coirón Amargo Norte JOA, Vista Argentina jointly with its partner GyP, proceeded to exclude Madalena from the JOA because of such breach, through the subscription of Addendum VIII to the JOA that aims to exploration and exploitation of CAN.

As per the JOA provisions Vista has the right to claim all payments made on Madalena’s behalf.

Through Resolution No. 71/20 of the Ministry of Energy and Natural Resources, Addendum VIII to the JOA Contract was approved and as of November 6, 2021 by Decree No. 1,292/2020 said approval was ratified with retroactive effects. As consequence, the Company through its subsidiary Vista Argentina, increased its participating interest in the JOA from 55% to 84.62% without economic compensation.

As of said date, and maintaining the aforementioned “Carry Petrolero”, the Company recognizes in the consolidated financial statements its 100% participation in this joint operation.

Coirón Amargo Sur Oeste

The joint operators were APCO SAU (currently Vista Argentina) with a 45% participation in the joint operation; O&G Development Ltd S.A. (“O&G”, actually Shell Argentina S.A. or “Shell”) with a 45% and G&P with the rest of 10%.

On August 22, 2018, Vista Argentina assignment to O&G a subsidiary of Royal Dutch Shell plc. (“Shell”) 35% non-operated working interest in the CASO oil and gas property. See Note 30.3.5.

Currently the joint operators of CASO are Vista Argentina, Shell and G&P with working interests of 10%, 80% y 10% respectively, being Shell the designated operator. On September 25, 2018 though Decree No. 1,578/18, the evaluation lot of CASO became in an CENCH for a term of 35 years, expiring accordingly in the year 2053.

As in the CAN area, the CASO joint operators maintain a “Carry Petrolero” agreement for the participation of G&P, accounting Vista Argentina its participation in this joint operation for 11.11%.

See Note 30.4 for more details on investment agreement.

30.3.5 Águila Mora

On August 22, 2018, APCO SAU (currently Vista Argentina) entered into a cross assignment of rights agreement (“the Aguila Mora Swap Agreement”), whereby:

(i) Vista Argentina assigned to O&G a 35% non-operated working interest in the CASO oil and gas property;

(ii) O&G assigned to Vista Argentina a 90% operated working interest in the Águila Mora oil and gas property, plus a 10,000 contribution for the upgrade of an existing water infrastructure for the benefit of the operations of Shell and Vista Argentina.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Aguila Mora Swap Agreement was approved by the province of Neuquén on November 22, 2018. Therefore, as of such date, Vista retained a 10% working interest in the CASO oil and gas property and held a 90% working interest in the Águila Mora oil and gas property, becoming the operator of the latter. This transaction was measured at the fair value of participant interest assigned to O&G and no gain or loss was recorded as a result of the transaction.

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

Vista Argentina maintains a “Carry Petrolero” for the participation of G&P, accounting its participation in this joint operation for 100%. See Note 30.4 for more details on investment agreement.

30.3.6. Jagüel de los Machos

Jagüel de los Machos is an exploitation concession located in the province of Rio Negro.

Decree No. 1,769/90 granted an exploitation concession for 25 years over the Jagüel de los Machos area to Naviera Perez Companc S.A.C.F.I.M.F.A (currently, Pampa Energía S.A.). Subsequently, by means of Decree No. 1,708/08 of the Province of Rio Negro, the exploitation concession was extended for ten (10) years, expiring accordingly on September 6, 2025.

On April 4, 2018, Pampa Energía S.A. assigned to Vista Argentina 100% of its participation in the Jagüel de los Machos operating concession and on July 11, 2019 the Province of Rio Negro issued Decree No. 806/19 approving this assignment.

30.3.7. 25 de Mayo – Medanito S.E.

25 de Mayo – Medanito S.E. is an exploitation concession located in the province of Rio Negro.

Decree No. 2,164/91 reconverted the existing contract to that date on the area 25 de Mayo-Medanito S.E. in exploitation concession for 25 years. Subsequently, by means of Decree No. 1,708/08 of the Province of Rio Negro, the exploitation concession was extended for ten (10) years, expiring accordingly on October 28, 2026.

On April 4, 2018, Pampa Energía S.A. assigned Vista Argentina ceded 100% of its participation in the 25 de Mayo-Medanito S.E. operating concession. On July 11, 2019, the Province of Rio Negro issued the Decree No. 806/19 approving this assignment.

30.3.8. Acambuco

The Company holds a 1.5% participation for the exploitation concession of Acambuco, in the Northwest basin, located in the Province of Salta. The operator of this assessment oil and gas property is Pan American Energy LLC (Argentina Branch) which holds a 52% participation. The remaining interests are held by three other partners, YPF, Shell Argentina S.A. and Northwest Argentina Corporation which hold 22.5%, 22.5% and 1.5% interest, respectively.

The Acambuco exploitation concession includes two exploitation lots:

(i) San Pedrito whose commercial status was declared on February 14, 2001 and expires in 2036.

(ii) Macueta whose commercial status was declared on February 16, 2005 and expires in 2040.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

30.3.9. Sur Rio Deseado Este

The Company holds a 16.95% participation interest in the exploitation concession of Sur Río Deseado Este in the Golfo San Jorge basin located in the Province of Santa Cruz. The operator of this assessment oil and gas property is Alianza Petrolera Argentina S.A. which holds a 54.14% participation. The remaining concessionaires are: Petrolera El Trébol S.A. and SECRA S.A., which has a 24.91% and 4% of participation, respectively. The concession expires on April 27, 2021, the Company has decided not to extend the term of the concession, and there are no outstanding capital commitments. Additionally, the Company has a 44% interest in an exploration agreement in a portion of the Sur Rio Deseado concession, being the operator of this agreement is Quintana E&P Argentina S.R.L

30.3.10 Mexico oil and gas properties

On October 29, 2018, the Company through its Mexican subsidiary Vista Holding II completed the acquisition, of 50% working interest in the following oil and gas properties, which expire in 2047:

(i)	Block CS-01 (operated)

(ii)	Block A-10 (not operated)

(iii)	Block TM -10 (not operated)

On August 3, 2020 the CNH approved transfer of the operation control in the block CS-01, and the Company through its Mexican subsidiary Vista Holding II was designated as operator.

Additionally, on December 1, 2020, Vista Holding II, reached an agreement with Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”), all of them companies incorporated in accordance with the laws of the United Mexican States, with respect to the assignment of the Company’s working interest in the hydrocarbon exploration and extraction license contracts in blocks A-10 and TM-01 in favor of Pantera and Jaguar, respectively; and the transfer of total working interest that Jaguar has in block CS-01 in favor of Vista Holding II.

Consequently, on December 17, 2020, in accordance with applicable legislation, the corresponding notice was submitted to CNH, and once the respective regulatory procedure is exhausted, if applicable, CNH may grant the Resolution that gives rise to the formalization of the transfer of working interests. Subject to the approval, and as a consequence, Vista Holding II will assume 100% of working interests of block CS-01, and will transfer, in its entirety, its participation in blocks A-10 and TM-01, in favor of Pantera and Jaguar, respectively.

30.4 Investment Commitment

As of December 31, 2020, the Company in Argentina has the following committed pending execution:

(i) in 25 de Mayo – Medanito S.E and Jagüel de los Machos oil and gas properties (Province of Río Negro), two (2) development wells, one (1) step-out wells and one (1) exploration wells for an estimated cost to fulfil this commitment of 5,620

(ii) in Entre Lomas concession (Province of Río Negro), eight (8) development wells, one (1) step-out wells, for an estimated cost of 19,800.

(iii) Fifteen (15) well workovers and abandon twenty-one (21) wells, in 25 de Mayo – Medanito S.E and Jagüel de los Machos oil and gas properties for an estimated cost of 9,413; and

(iv) Fifteen (15) well workovers and abandon three (3) wells, in Entre Lomas oil and gas property, for an estimated cost of 7,573.

Additionally, related to the granting of the CENCH, the Company was committed in the province of Neuquén:

(i) in Bajada del Palo Este to drill five (5) horizontal wells with its associated facilities for an estimated cost of 51,800 between 2019 and 2021, activity that is pending execution at the date of these financial statements; and

(ii) in Águila Mora concession, the Company was committed to put into production three (3) existing wells, to drill two (2) new horizontal wells with its associated facilities, for an estimated cost of 32,000, between 2020 and 2021. The commitment was partially executed, since during the first quarter of 2020 the reopening and putting into production of two (2) existing wells were completed.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The commitment acquired in Bajada del Palo Oeste area, was fully completed, for the year ended December 31, 2020, the Company drilled twenty-four (24) horizontal wells and completed twenty (20) of said wells. Likewise, its invested in associated facilities between 2018 and 2020 a total amount that exceed the 105,600 committed.

As of December 31, 2020, the Company in Mexico has the following commitments, pending execution:

(i) a total of 78,183 work units, which is equivalent to drill, complete and acquire data from five (5) wells in block CS-01, three (3) wells in block A-10 and two (2) wells in the block TM-01; for a total of 41,134 (20,567 to the percentage of participation of the Company).

30.5 Exploratory well costs

There are no balances nor activity for exploratory well costs for the years ended December 31, 2020 and 2019, the period from April 4, 2018 through December 31, 2018, and for the period from January 1, 2018 through April 3, 2018.

Note 31. Transport Concession

31.1 General considerations

The article 28 of the Argentine Federal Hydrocarbons Law (“LFH”) provides that every holder of an exploitation concession has the right to obtain a concession for the transportation of their hydrocarbons. In accordance with the provisions of Article 6 of Decree No. 115/19, transport concessions that are granted after the issuance of this Decree will have complete independence and autonomy with respect to the exploitation concession that gives rise to it, so that the exploitation concession does not affect in any way the validity of the transport concession. The holder of a transport concession will be entitled to freely conclude the capacity reserve contracts in the terms provided in the Decree. These contracts may be freely negotiated as to their method of allocation, prices and volumes between the holder of a transport concession and the respective shippers.

31.2 Federal Transportation Concession

On November 22, 2019, the Secretariat of Energy issued Resolution No. 753/19 through which it granted Vista Argentina a concession to transport crude oil through the pipeline that will be extended from Borde Montuoso (in Bajada de Palo Oeste area – Province of Neuquén) to La Escondida pumping station (corresponding to Allen—Puerto Rosales pipeline – Province of Río Negro), operated by Oleoductos del Valle Sociedad Anónima. In the same date Vista Argentina assigned the concession mentioned to Aleph, as part of the agreement mentioned in Note 28.

The Concession of Federal Transportation was granted until December 19, 2053.

This federal transportation concession will transport production coming not only from Bajada de Palo Oeste Area, but also from Bajada del Palo Este; Coirón Amargo Norte; Charco del Palenque; and Entre Lomas, located in Province of Neuquén and Río Negro.

31.3 Transport Concession Entre Lomas Crude Oil

On December 6, 2019, the Province of Río Negro issued Decree No. 1,821/19 that granted Vista Argentina a hydrocarbon transport concession associated with Entre Lomas area, on the oil pipeline that connects the crude treatment plant located in Charco Bayo in Entre Lomas area (the “PTC Elo”) until its interconnection with the trunk crude transport system in La Escondida operated by Oleoductos del Valle S.A. in the Province of Río Negro, including within the transport concession to the PTC ELo.

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of the Entre Lomas Area.

This concession will transport production not only from the Entre Lomas area, but also from Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte, Entre Lomas located in Neuquén Province and Charco del Palenque.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

31.4 Transport Concession 25 de Mayo—Medanito SE

On December 6, 2019, the Province of Río Negro issued Decree No. 1,822/19 that granted Vista Argentina a hydrocarbon transport concession associated with 25 de Mayo—Medanito SE area, located in the Province of Río Negro on the pipeline that connects the Crude Treatment Plant located in Area 25 de Mayo-Medanito SE (Rio Negro) (“PTC MED”), until its interconnection with the trunk system of transport of crude in Medanito operated by Oleoductos del Valle S.A. in the province of Río Negro including within the transport concession PTC MED.

The concession was granted until October 26, 2026; the remaining term of validity of the exploitation concession of 25 de Mayo—Medanito area.

This concession will transport production coming not only from Area 25 de Mayo – Medanito SE, but also from the Jagüel de los Machos area.

31.5 Transport Concession Entre Lomas Gas

On December 6, 2019, the Province of Rio Negro issued Decree No. 1,823/19 that granted Vista Argentina a hydrocarbon transport concession associated with Entre Lomas area, on the gas pipeline that connects the gas treatment plant located in Charco Bayo deposit in Entre Lomas area (“PTG ELo”) to the point that it interconnects with the trunk gas transport system operated by Transportadora del Gas S.A. (“TGS”) in the province of Río Negro including within said transport concession PTG ELo.

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of Entre Lomas area.

This concession will transport production not only from Entre Lomas area, but also from Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte and Charco del Palenque.

Note 32. Business Combinations

Initial Business Combination

On April 4, 2018, the Company completed its Initial Business Combination that was recorded using the acquisition accounting method. The results of the operations acquired have been included in the consolidated financial statements since the date on which the Company obtained control of the respective businesses, as disclosed below.

32.1 Acquisition of PELSA (currently known as Vista Argentina) and the 3.85% direct interest in the oil and gas properties operated by PELSA from Pampa Energía S.A.

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

32.1.1 Consideration transferred

This business combination was performed in exchange for a total consideration of 297,588 in cash at the closing date.

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

32.1.2 Assets acquired, and liabilities assumed as of April 4, 2018

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

The following table details the fair value of the transferred consideration, the fair values of the acquired assets, the assumed liabilities and the non-controlling interest corresponding to PELSA’s acquisitions as of April 4, 2018:

	Notes		Total
Assets
Property, plant and equipment	[A	]	312,728
Other intangible assets			494
Trade and other receivables	[B	]	27,857
Other financial assets			19,712
Inventories			3,952
Cash and cash equivalents			10,216

Total assets acquired			374,959

	Notes		Total
Liabilities
Deferred income tax liabilities			56,396
Provisions	[C	]	11,085
Employee defined benefits plan obligation			2,856
Salaries and social security payable			1,178
Income tax payable			2,914
Other taxes and royalties payable			3,394
Accounts payable and accrued liabilities			10,240

Total liabilities assumed			88,063

Net assets acquired			286,896

Goodwill			11,999
Non-controlling interest			(1,307)

Total consideration (Note 32.1.1)			297,588

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

[A] Property, plant and equipment:

•

Oil and gas Property: The Company has valued its interests in proved reserves (both developed and to be developed) and probable reserves in different acquired oil and gas properties. To estimate the future level of reserves, a report audited by external engineers was used adjusting by the temporality of the activity (e.g. drilling new wells and workovers) to adapt to Vista’s plans. These assumptions reflect all reserves and resources that management believe a market participant would consider when valuing the asset. In all cases, the approach used to determine the oil and gas property’s fair value was a combination of the income-based approach through the Indirect Cash Flow method and a valuation methodology for comparable transactions using the multiple US/acre. The projection period was determined based on the termination of the respective concession contracts. For each type of reserve or resource, management used a risk factor between 100% and 30% of success from their estimated full potential value. An 11.25% discount rate has been used, which was estimated taking the WACC rate in US as a parameter. The other main assumptions used to project cash flows were associated with crude oil, natural gas and NGL prices, foreign exchange and inflation rates, which were based on market participant assumptions.

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

32.1.3 Non-controlling interest for business combination

The non-controlling interest (0.32% ownership interest in PELSA) recognized at the acquisition date was measured at its fair value. The Company acquired the remaining 40.80% ownership interest in PELSA through the acquisition of APCO on the same acquisition date (Note 32.3).

32.1.4 Net cash outflow on acquisition of subsidiaries

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

32.1.5 Effect of acquisitions on the results of the Company

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

32.2 Acquisition of oil and gas properties Jagüel de los Machos and 25 de Mayo-Medanito SE, by PELSA from Pampa Energía S.A.

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

32.2.1 Consideration transferred

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

32.2.2 Assets acquired and liabilities assumed as of April 4, 2018

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

The following table details the fair value of the transferred consideration, the fair values of the acquired assets and the assumed liabilities corresponding to Oil and gas properties’ acquisitions as of April 4, 2018:

	Notes		Total
Assets
Property, plant and equipment	[A	]	86,096
Deferred income tax asset			1,226

Total assets acquired			87,322

	Notes		Total
Liabilities
Provisions	[B	]	6,406
Salaries and social security payable			1,023

Total liabilities assumed			7,429

Net assets acquired			79,893

Goodwill			5,542

Total consideration (Note 32.2.1)			85,435

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

[A] Property, plant and equipment:

•

Oil and gas property: The Company has valued its interests in proved reserves (both developed and to be developed) and probable reserves in different acquired oil and gas properties. To estimate the future level of reserve, a report audited by external engineers was used adjusting by the temporality of the activity (e.g. drilling new wells and workovers) to adapt to the Vista’s plans. These assumptions reflect all reserves and resources that management believe a market participant would consider when valuing the asset. In all cases, the approach used to determine the Oil and gas property’s fair value was a combination of the income-based approach through the Indirect Cash Flow method. The projection period was determined based on the termination of the respective concession contracts. For each type of reserve or resource, management used a risk factor between 100% and 30% of success from their estimated full potential value. An 11.25% discount rate has been used, which was estimated taking the WACC rate in US as a parameter. The other main assumptions used to project cash flows were associated with Crude oil, natural gas and NGL prices, foreign exchange and inflation rates, which were based on market participant assumptions.

[B] Provision for Environmental remediation and asset retirement obligation: The Company has recorded 3,676 and 2,730 to reflect the fair value of possible and probable environmental remediation and asset retirement obligation as of the acquisition date, respectively. The fair value was calculated considering the level of probability of cash outflows that would be required for each provision.

32.2.3 Net cash outflow on acquisition of subsidiaries

In the consolidated statement of cash flows:

Cash consideration transferred	85,435
Cash and cash equivalents acquired	—

Net cash outflow on acquisition of subsidiaries	85,435

32.2.4 Effect of acquisitions on the results of the Company

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

32.3 Acquisition of APCO from Pluspetrol

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Through APCO Argentina Branch, APCO O&G indirectly holds: (a) a 23% interest in the EL-AA-BP Concessions operated by PELSA; (b) a 45% non-operating interest in an oil and gas property in the Neuquina Basin in the Province of Neuquén, Argentina, which is denominated “Coirón Amargo Sur Oeste”; (c) a 55% operating interest in an exploitation concession in the Neuquina Basin in the Province of Neuquén, Argentina, which is denominated “Coirón Amargo Norte”; (d) a 1.5% non-operating interest in an exploitation concession in in the Noroeste Basin in the Province of Salta, Argentina, which is denominated “Acambuco”; (e) a 16.95% non-operating interest in an exploitation concession in the Golfo San Jorge Basin in the Province of Santa Cruz, Argentina, which is denominated “Sur Río Deseado Este ”; and (f) a 44% non-operating interest in an exploration agreement for the exploration of a portion of Sur Rio Deseado Este.

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

32.3.1 Consideration transferred

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

32.3.2 Assets acquired and liabilities assumed as of April 4, 2018

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

The following table details the fair value of the transferred consideration, the fair values of the acquired assets, the assumed liabilities and the non-controlling interest corresponding to APCO’s and APCO Argentina’s acquisitions as of April 4, 2018:

	Notes		Total
Assets
Property, plant and equipment	[A	]	380,386
Other intangible assets			417
Trade and other receivables	[B	]	34,076
Other financial assets			13,579
Inventories			4,409
Cash and cash equivalents			14,432

Total assets acquired			447,299

	Notes		Total
Liabilities
Deferred income tax liabilities			67,503
Provisions	[C	]	12,881
Employee defined benefits plan obligation			3,483
Other taxes and royalties payable			3,349
Salaries and social security payable			1,312

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Notes	Total
Income tax payable		6,458
Accounts payable and accrued liabilities		13,495

Total liabilities assumed		108,481

Net assets acquired (1)		338,818

Goodwill		10,943

Total consideration (Note 32.3.1)		349,761

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

32.3.3 Net cash outflow on acquisition of subsidiaries

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

32.3.4 Effect of acquisitions on the results of the Company

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

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

Had this business combination been effected at January 1, 2018, the revenue of the Group for the year would have been 367,167 and the loss for the year would have been 25,505. The directors consider these ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined Group on an annualized basis and to provide a reference point for comparison in future periods.

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

32.4 Effect of all acquisitions on the cash flow, Goodwill and results of the Company

If all business combinations (Note 32.1, 32.2 and 32.3) were made as of January 1, 2018, the Company’s consolidated revenues for the period would have increased to 435,653 and the loss for the period would have been 11,666.

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

32.5 Others business combination

As a result of the exclusion of partner Madalena Energy Argentina SRL, as mentioned in Note 30.3.4, Vista Argentina, acquired an additional 29.62% to the 55% it owned, until obtaining 84.62% of CAN’s exploitation concessions , without economic compensation, which originated the receipt of net assets for a value of 1,383 and consequently a result for the same amount, which was recorded within Other operating income (See Note 10.1).

In accordance with IFRS, this operation has been accounted as a business combination using the acquisition accounting method. The operation has been included in the consolidated financial statements since the date on which the Company obtained control of the additional participating interest.

Note 33. Tax reform

A-Argentina

On December 23, 2019, the “Law of Solidarity and Productive Reactivation” No. 27,541 and Presidential Decree No. 58/2019 were published in the Official Gazette and become in force in such date. The reforms introduced are aimed at reactivating the economic, financial, tax, administrative, social security, rate, energy, health and social sectors and empowering the Executive Branch to carry out necessary proceedings and actions to recover and ensure Argentina’s public debt sustainability.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The main measures included in the law and its administrative order are as follows:

33.1 Income tax

Law No. 27,430 had established: (i) corporate income tax rate would be reduced from 35% to 30% for fiscal years beginning as of January 1, 2018 through December 31, 2019 and to 25% for fiscal years beginning as of January 1, 2020; and (ii) tax on dividends or profit distributed by, among others, Argentine companies or permanent establishments to individuals, undivided properties or beneficiaries residing abroad are distributed based on the following considerations: (a) dividends resulting from profit accrued during fiscal years from January 1, 2018 through December 31, 2019, will be subject to a 7% withholding tax; and (b) dividends resulting from profit accrued during fiscal years beginning on January 1, 2020 will be subject to a withholding tax of 13%.

The reform introduced by the Law No. 27,541, suspended these tax reductions and maintains the original 30% for income tax and 7% for tax on dividends until fiscal years beginning as from January 1, 2021, inclusively.

Additionally, Law No. 27,468 had established that for the first three fiscal years beginning as from January 1, 2019, the positive or negative effect of the inflation adjustment provided by the Income Tax Law should be distributed in one third of the tax return of the fiscal year in which the adjustment was assessed, and the remaining two thirds, in equal parts, in the two immediately subsequent fiscal years. The abovementioned reform amended such distribution and established that one sixth of the positive or negative adjustment for the first and second fiscal years beginning as from January 1, 2019, should be allocated to the tax return of the year in which the adjustments are assessed, and the remaining balance, to the immediately following five fiscal years; however, for fiscal years beginning as from January 1, 2021, 100% of the adjustment may be deducted/taxed in the fiscal year in which the effect is determined.

33.2 Employer contributions

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

(iii) From the contributions effectively paid, amount resulting from applying the percentage points established for each particular jurisdiction to the tax bases may be computed as VAT credit.

33.3 Statistical rate

An increase from 2.5% to 3% in the statistical rate is established; it is applicable to definitive imports for consumption as from January 1, 2020 through December 31, 2020.

In the case of capital goods imports to be used in investments aimed at producing oil and gas arising from unconventional fields, the application of the 0% rate is extended until December 31, 2020.

33.4 Tax for an inclusive and solidary Argentina (“PAIS”)

A 30% tax is established for a five tax-year term on transactions related to the acquisition of foreign currency.

The tax amount may not be computed as payment on account of any taxes and reaches the following operations: (i) purchases of foreign currency bills for hoarding; (ii) foreign currency exchange transactions to be used for payments related to acquisitions of goods services made abroad, whichever the payment method used to settle them; (iii) acquisition of services abroad through Argentine travel and tourism agencies; (iv) acquisition of international passenger transportation services.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

33.5 Export duties

The Executive branch is empowered to increase export duties: (i) 15% in the case of goods exports not subject to export duties or which were subject to a 0% rate as of September 2, 2018.

Before approving Law No. 27,541, the federal government published Presidential Decree No. 37/2019 (Official Gazette dated December 14, 2019), in which the 4 ARS/US cap established by the previous administration in 2018, was suppressed.

Additionally, with Decree No. 488/2020 (mentioned in Note 2.5.1.2), it establishes export duties will be: (i) 0% if “Ice Brent First Line” is US 45 or less; or (ii) 8% if “Ice Brent first Line” price is US 60 or higher. In the event that the international price exceeds US 45 and is less than US 60, a formula contained in the decree will be applied.

33.6 Energy system

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

In line with the abovementioned energy rate adjustments, the government also requested YPF (Yacimientos Petrolíferos Fiscales, the largest Oil & Gas company in Argentina) to maintain fuel prices without any adjustments. The other oil companies including Vista, initially agreed not to adjust their prices if YPF did not, either.

33.7 Royalties

The Decree No. 488/2020 (mentioned in Note 2.5.1.2) establishes:

1) during the term of the Decree royalties must be calculated using the Reference Price.

In the case of royalties, as of December 31, 2020, Article 1 of Decree No. 488/2020 is no longer in force, because the “Ice Brent First Line” price exceeded 45 US/bbl for 10 consecutive days, therefore royalties are calculated as stipulated in Note 2.5.5.

B- Mexico

33.8 Income tax

On October 31, 2019, the Mexican government approved 2020fiscal reform, which is effective as from January 1, 2020, among other aspects this reform includes:

(i) established a limitation on the deduction of the net interest for the year, equivalent to the amount resulting from multiplying the taxpayer’s adjusted fiscal profit by 30%. There is an exception with a limit of 20 million Mexican pesos for deductible interest at the group level in Mexico.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

(ii) the Fiscal Code of the Federation (“CFF”) was modified to add new circumstances to attribute joint and several liability to partners, shareholders, directors, managers or any other responsible for the administration of the business. These new circumstances are applicable when operating with companies or individuals included in the blacklist of taxpayers who issue electronic invoices considered non-existent operations due to lack of assets, personnel, infrastructure or material capacity; or when it is considered that it is not in the Federal Taxpayers Registry (“RFC”) or when there is a change of fiscal address without having submitted the corresponding notification to the tax authorities in due time.

The Tax Reform approved of 2020 includes the mandatory disclosure “reportable schemes” by tax advisers or taxpayers. These schemes are defined as those that could generate the obtention of a tax benefit and includes: (i) restructuring; (ii) transmission of tax losses; (iii) transfer of depreciated assets that can also be depreciated by the acquirer; (iv) the use of tax losses that are about to expire; (v) abuse in the application of tax treaties with foreign residents and others.

The Tax Reform proposes to consider tax evasion as organized crime with the corresponding criminal sanctions.

Likewise, the management evaluated the impact of the reform on financial statements as of December 31, 2020 and 2019 and concluded that there are no significant impacts on it.

Note 34. Share-based payments

On March 22, 2018 the Shareholders of the Company authorized the existence of a LTIP to retain key employees and vested the Board of Directors with authority to administer such plan. On the same Shareholder’s Meeting, the Shareholders resolved to reserve 8,750,000 Series A shares to be used thereunder.

As per the LTIP approved by the Board, such plan started on April 4, 2018 and as part of the LTIP the Company manages the plan through an Administrative Trust.

The plan has the following benefits paid to certain executives and employees that are considered share-based payments:

34.1 Stock Options (Equity Settled)

The stock option gives the participant the right to buy a quantity of shares over certain period of time at a defined strike price. Stock options will be vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date on which the stock options are provided to the participants. Stock Options are exercisable up to 5 or 10 years from the date they are granted. The plan establishes that the number of options to be granted will be determined using a Black & Sholes Model.

34.1.1 Movements during the year of Series A shares

The following table illustrates the number of rights to buy and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	Consolidated-Successor for the year ended December 31, 2020		Consolidated-Successor for the year ended December 31, 2019		Consolidated-Successor for the period from April 4,2018 through December 31, 2018
	Number of rights to buy	WAEP	Number of rights to buy	WAEP	Number of rights to buy	WAEP
Outstanding as of beginning of the year	3,994,004	7.8	1,330,541	10.0	—	—
Granted during the year	1,711,307	2.1	2,704,003	6.7	1,330,541	10.0
Cancelled during the year	(36,486)	10.0	(40,540)	10.0	—	—
At the end of the year	5,668,825	6.0	3,994,004	7.8	1,330,541	10.0

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The following table list the inputs to the models used for the plan for the periods/years:

	Consolidated-Successor for the year ended December 31, 2020	Consolidated-Successor for the year ended December 31, 2019	Consolidated-Successor for the period from April 4, 2018 through December 31, 2018
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	34%	40%	40%
Risk–free interest rate (%)	0.7%	2.5%	1.5%
Expected life of share options (years)	10	5	5
Weighted average exercise price (US)	2.10	6.7	10.0
Model used	Black-Scholes-Merton	Black-Scholes-Merton	Black-Scholes-Merton

Expected life of the stocks options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. Expected volatility reflects the assumption that historical volatility over a similar period to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of options granted during the years ended December 31, 2020 and 2019 and during the period from April 4, 2018 through December 31, 2018 was 0.9, 2.6 and 3.7, respectively.

In accordance with IFRS 2, share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares that will be deposited in the Administrative Trust and the price per share.

For the years ended December 31, 2020 and 2019 and for period from April 4 to December 31, 2018, the compensation expense recorded in the consolidated statements of operations amounted to 4,251, 3,529 and 1,238, respectively.

34.2 Restricted Stock (Equity Settled)

One or more shares that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Restricted Stock is vested as follows (i) 33% the first year, (ii) 33% the second year and (iii) 34% the third year with respect to the date to which the Restricted Stock are granted to the participants.

34.2.1 Movements during the year

The following table illustrates the number and WAEP of, and movements share during the successor period:

	Consolidated-Successor for the year ended December 31, 2020		Consolidated-Successor for the year ended December 31, 2019		Consolidated-Successor for the period from April 4, 2018 through December 31, 2018
	Number of Series A shares	WAEP	Number of Series A shares	WAEP	Number of Series A shares	WAEP
Outstanding as of beginning of year	2,207,012	7.8	854,750	10.0	—	—
Granted during the period/year	1,581,037	2.1	1,356,762	6.7	854,750	10.0
Cancelled during the year	(18,750)	6.7	(4,500)	10.0	—	—
At the end of the year	3,769,299	5.4	2,207,012	7.8	854,750	10.0

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares that will be deposited in the Administrative Trust and the price per share.

For the years ended December 31, 2020 and 2019 and for the period from April 4 to December 31, 2018, the compensation expense recorded in the consolidated statements of profit or loss and other comprehensive income amounted to 6,243, 7,126 and 2,783, respectively. The restricted Series A shares issued in the exercise are revealed in Note 21.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

All shares are considered outstanding for both basic and diluted (loss) earnings per share purposes, since the shares are entitled to dividend if declared by the Company.

Note 35. Subsequent events

The Company has evaluated subsequent events as of December 31, 2020 to assess the need for potential recognition or disclosure in these consolidated financial statements. The Company assessed such events until April 27, 2021, the date on which these financial statements were available to be issued.

•

On January 11 and 19, 2021, Vista Argentina signed a loan agreement with Banco de la Provincia de Buenos Aires S.A. in argentine pesos for an amount equivalent of 5,271 and 3,480, at an annual fixed interest rate of 40% and 41%, with expiration date as of July 8, 2021 and July 16, 2021, respectively. Likewise, on February 11 and 19, 2021, and on March 8 and 16, 2021 Vista Argentina paid interest corresponding to the same loan agreement for an amount in argentine pesos equivalent to 519.

•	On January 13, 2021, Vista Argentina paid interest corresponding to Banco Macro loan for an amount in argentine pesos equivalent to 2,168.

•

On January 15, 2021, February 10, 2021 and March 3, 2021 Vista Argentina signed a loan agreement with Bolsas y Mercado Argentinos S.A. in argentine pesos for an amount equivalent to 9,355, 5,665 and 11,093; at an annual fixed interest rate of 33.09%, 32.36% and 32.97% respectively, guaranteed by government bonds.

•

On January 19, 2021, Vista Argentina signed a loan agreement with Banco Santander International for an amount of 11,700; at an annual fixed interest rate of 1.8% and expiration date as of January 20, 2026.

•

On January 20, 2021 Vista Argentina, VISTA, Vista Oil & Gas Holding I, S.A. de C.V. (“Vista Holding I”), and Vista Holding II, entered into a fourth amendment to the Syndicated Loan, that included modifications to certain definitions. Likewise, Vista Argentina paid principal and interest of the same agreement for an amount of 50,893.

On the same date, Vista Argentina entered into the first amendment to the loan agreement signed in July 2020 with a bank syndicate (“Syndicated Loan Pesos”) that includes a new tranche that should be disbursed on July 20, 2021 for an amount in argentine pesos equivalent to 38,250.

With this new tranche, Vista will refinance 85% of the principal installment of the Syndicated Loan whose maturity is July 2021.

Additionally, the second tranche of the Syndicated Loan Pesos was received for an amount in argentine pesos equivalent to 27,000, at an annual floating interest rate equal to Badlar plus an additional margin, and with expiration date on July 20, 2022.

Likewise, on January 20 and February 22, 2021, Vista Argentina paid interest of the first and second tranche of the same agreement for a total amount in argentine pesos equivalent to 2,176.

•

On January 29, 2021, Vista Argentina received the third tranche of the loan agreement signed with Banco BBVA Argentina S.A. in July 2020, for an amount in argentine pesos equivalent to 1,664; at an annual floating interest rate equal to Badlar plus an applicable margin of 8%, and expiration date as of July 31, 2022. On the same date, Vista Argentina paid principal and interest corresponding to the loan agreement signed with the same bank on July, 2019 and April, 2020 for an amount of 1,940 and 2,522, respectively; and paid interest corresponding to the loan agreement signed on July and October, 2020 for an amount in argentine pesos equivalent to 295.

•

On February 1 and 8, 2021, Vista Argentina paid interest corresponding to ON I; ON II and ON IV for an amount of 993, 1,071 and 647, respectively. Likewise, on February 22, 2021 and March 4, 2021, Vista Argentina paid interest corresponding to ON III and ON VI for an amount of 882 and 80, respectively.

•	On March 10, 2021, under the Notes Program mentioned in Note 18.1, Vista Argentina issued the following non-convertible debt securities:

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

•	ON Class VII: for an amount of 42,371, at a fixed annual interest rate of 4.25% and expiration date on March 10, 2024.

•	ON Class VIII: for a nominal amount of 9,323,430 UVA (acquisitive value units) equivalent to 7,163, at a fixed annual interest rate of 2.73% and expiration date on September 10, 2024.

•	On March 12, 2021, Vista Argentina pre-canceled the following loans agreement:

•	The first and second tranche of the Syndicated Loan Pesos for a total amount in Argentine pesos equivalent to 10,917 and 26,306, respectively.

•	The tranches of the loan agreement entered with Banco BBVA Argentina S.A. received in July and October 2020, for a total amount in argentine pesos equivalent to 1,395 and 1,511, respectively.

•	The tranches of the Syndicated Loan with an expiration date on January and July 2022, for a total amount of 4,530.

•

On March 26, 2021, under the Notes Program mentioned in Note 18.1, Vista Argentina issued additional ON Class VIII for a nominal amount of 33.966.570 UVA equivalent to 26,231 with the same terms of maturity and interest as the ones issued in UVA on March 10, 2021.

Additionally, on the same date, Vista Argentina pre-cancelled the following:

•	The loans agreement signed with Banco de la Provincia de Buenos Aires S.A. on January 11 and 19, 2021 for a total amount in argentine pesos equivalent to 8,306.

•	The third tranche of the loan agreement signed with Banco BBVA Argentina S.A. in July 2020, for a total amount in argentine pesos equivalent to 1,692.

•	On April 5, 2021, Vista Argentina paid principal and interest of the loan agreement signed with Banco BBVA Argentina S.A. in April 2020 for a total amount in argentine pesos equivalent to 2,178.

•	On April 5 and 9, 2021, Vista Argentina pre-cancelled the loan agreement signed with Banco Macro in July 2020 for a total amount in argentine pesos equivalent to 21,467.

The Company will continue to monitor the COVID-19 pandemic situation and the fluctuation of oil prices and is prepared to take any necessary measures to protect its financial position and operating performance.

There are no other events or transactions that occurred between the closing date of the year and the date of issuance of the consolidated financial statements that could significantly affect equity or the Company’s results as of closing date.

Note 36. SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 “Extractive Activities—Oil and Gas”, as amended by ASU 2010—03 “Oil and Gas Reserves, Estimation and Disclosures”, issued by Financial Accounting Standard Board (“FASB”) in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the Security and Exchange Commission (“SEC”) final rules and interpretations, published on December 31, 2008. This information includes the Company’s oil and gas production activities carried out in Argentina and Mexico.

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during the years ended December 31, 2020 and 2019 and for the period from April 4 to December 31, 2018 (Successor) and from January 1, 2018 to April 3, 2018 (Predecessor). The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include costs necessary for retaining undeveloped properties, seismic acquisition cost, seismic data interpretation, geological modeling, exploration well drilling costs and testing of drilled wells. Development costs include drilling costs and equipment for development wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor For the year ended December 31, 2020		Successor For the year ended December 31, 2019		Successor For the period from April 4 to December 31, 2018		Predecessor For the period from January 1 to April 4, 2018
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico	Argentina
Acquisition of properties
Proved	—	—	—	—	(555,944)	—	—
Unproved	—	—	—	278	—	(29,681)	—

Total property acquisition	—	—	—	278	(555,944)	(29,681)	—

Exploration	—	(646)	(9)	(667)	(637)	—	(134)
Development	(186,030)	(2,031)	(146,935)	(601)	(131,080)	—	(3,999)

Total costs incurred	(186,030)	(2,677)	(146,944)	(990)	(687,661)	(29,681)	(4,133)

There are not any costs incurred during the periods/years above mentioned in Vista’ equity method investments. There are not costs incurred directly associated with oil and gas producing activities in Mexico during the predecessors’ periods.

Capitalized cost

The following table presents the capitalized costs as of December 31, 2020, 2019 and 2018, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

	Successor December 31, 2020		Successor December 31, 2019		Successor December 31, 2018
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Proved properties (1)
Machinery, installations, software licenses and others	34,407	485	29,757	40	20,602	—
Oil and gas properties and wells	1,258,223	—	1,040,250	—	804,752	—
Work in progress	76,924	2,632	74,924	601	77,536	—
Unproved properties	—	15,359	—	29,403	13,157	29,681

Gross capitalized costs	1,369,554	18,476	1,144,931	30,044	916,047	29,681
Accumulated depreciation	(364,964)	(94)	(222,847)	(3)	(74,413)	—

Total net capitalized costs	1,004,590	18,382	922,084	30,041	841,634	29,681

(1)	Includes capitalized amounts related to assets retirement obligations and impairment loss / recovery.

There are not any costs incurred during the periods/years above mentioned in Vista’ equity method investments. There are not costs incurred directly associated with oil and gas producing activities in Mexico during the predecessors’ periods.

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2020 and 2019 and for the periods from April 4 to December 31, 2018 (Successor) and from January 1, 2018 to April 3, 2018 (Predecessor). Income tax for the periods presented was calculated utilizing the statutory tax rates.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Successor For the year ended December 31, 2020	Successor For the year ended December 31, 2019	Successor For the period FromApril 4 to December 31, 2018	Predecessor For the period from January 1, 2018 to April 3, 2018
Revenue from contract with customers	273,938	415,976	331,336	44,463
Surplus Gas Injection Compensation	—	—	—	291

Revenue and other income	273,938	415,976	331,336	44,754
Production costs, excluding depreciation
Operating costs and others	(88,018)	(114,431)	(86,245)	(18,367)
Royalties	(38,908)	(61,008)	(50,323)	(6,795)

Total production costs	(126,926)	(175,439)	(136,568)	(25,162)
Exploration expenses	(646)	(676)	(637)	(134)
Impairment of long live assets	(14,438)	—	—	—
Accreation expenses	(2,584)	(1,723)	(897)	(233)
Depreciation, depletion and amortization	(147,674)	(153,001)	(74,772)	(14,194)

Results of operations before income tax	(18,330)	85,137	118,462	5,031
Income tax	5,499	(25,541)	(35,539)	(1,509)

Results of oil and gas operations	(12,831)	59,596	82,923	3,522

There are not any costs incurred during the periods/years above mentioned in Vista’ equity method investments. There are not costs incurred directly associated with oil and gas producing activities in Mexico during the predecessors’ periods.

Estimated oil and gas reserves

Before April 4, 2018 Vista had no ownership in the oil and gas fields that are subject of this information. Technical volumes as of December 31, 2017 are predecessor’s net (at working interest) reserves volumes, and those volumes are not reserves to the interest of Vista before that date. However, Gaffney, Cline & Associates did carry out a reserves audit at the same properties for Pampa and APCO according to the SEC regulations, and it is those volumes, adjusted to 100% working interest, that are discussed in the following sections. Proved reserves as of December 31, 2018, are Vista’s net proved reserves including PELSA’s predecessor net proved reserves and additional acquisitions and developments. As of December 31, 2020, and 2019 Vista’s net proved reserves were audited by DeGolyer and MacNaughton for the blocks located in Argentina, and by Netherland Sewell & Associates for the blocks located in Mexico.

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

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC rules and ASC 932, as amended. Accordingly, crude oil prices used to determine proved reserves were the average price during the 12-month period prior to the ending date of December 31, 2020 and 2019, determined as an unweighted arithmetic average of the first day-of-the-month price for each month within such periods. Additionally, since there are no benchmark market natural gas prices available in Argentina, Vista used average realized gas prices during the year to determine its gas reserves. For certain volumes of gas, Vista will be benefited by an incentive natural gas price, subsidized by the Argentine Government through the “Plan Gas IV”. For certain blocks, a weighted average price is estimated considering subsidized and regular market price of sales volumes.

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The Company’s proved reserves and technical volumes estimation as of December 31, 2018 was audited by Gaffney, Cline & Associates, an independent petroleum engineering consulting firm, while the Company’s proved reserves as of December 31, 2020 and 2019 was audited by DeGolyer and MacNaughton and Netherland Sewell & Associates. The independent audit covered 100% of the estimated reserves located in areas operated and non-operated by the Company in Argentina and Mexico. Gaffney, Cline & Associates, DeGolyer and MacNaughton and Netherland Sewell & Associates, audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. The Company provided all required information during the course of the audit process by Gaffney, Cline & Associates, DeGolyer and Mac Naughton, and Netherland Sewell & Associates.

Royalties payable to Provinces have not been deducted from reported proved reserves. Gas includes Gas Sales and Consumption.

Hydrocarbon liquid volumes represent crude oil, condensate, gasoline and LPG to be recovered in field separation and plant processing and are reported in millions of barrels (“MMBbl”). Natural gas volumes represent expected gas sales and field’s fuel usage and are reported in billion (109) standard cubic feet (“Bcf”) at standard condition of 14.7 psia and 60°F. Gas volumes result from field separation and processing, being reduced by injection, flare and shrinkage, and include the volume of gas consumed at the field for production operations. Natural gas reserves were converted to liquid equivalent using a conversion factor of 5.615 cubic feet of gas per 1 barrel of liquid equivalent.

The following tables sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas proved reserves as of December 31, 2020, 2019, and 2018 to the working interest of Vista in the concessions:

	Proved Reserves as of December 31, 2020
Argentina	Crude oil, condensate and natural gas liquids	Natural gas	Natural gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved Developed	37.6	86.1	15.3
Proved Undeveloped	61.8	73.9	13.1

Total proved reserves (developed and undeveloped)	99.4	160.0	28.4

	Proved Reserves as of December 31, 2020
Mexico	Crude oil, condensate and natural gas liquids	Natural gas	Natural gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved Developed	0.2	0.7	0.1
Proved Undeveloped	0.0	0.0	0.0

Total proved reserves (developed and undeveloped)	0.2	0.7	0.1

	Proved Reserves as of December 31, 2019
Argentina	Crude oil, condensate and natural gas liquids	Natural gas	Natural gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	30.2	108.0	19.2
PROVED Undeveloped	40.6	64.0	11.4

Total proved reserves (developed and undeveloped)	70.8	172.0	30.6

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

	Proved Reserves as of December 31, 2019
Mexico	Crude oil, condensate and natural gas liquids	Natural gas	Natural gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	0.1	0.7	0.2
PROVED Undeveloped	0.1	0.1	0.0

Total proved reserves (developed and undeveloped)	0.2	0.8	0.2

	Proved Reserves as of December 31, 2018
Argentina	Crude oil, condensate and natural gas liquids	Natural gas	Natural gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	27.1	103.4	18.4
PROVED Undeveloped	7.1	28.2	5.0

Total proved reserves (developed and undeveloped)	34.2	131.6	23.4

There are no proved developed and undeveloped reserves in the oil and gas property in Mexico as at December 31, 2018.

The following table sets forth the reconciliation of the Company’s reserves data between December 31, 2019 and December 31,2020:

	Crude oil, condensate and natural gas liquids	Natural gas (5)	Natural gas
Argentina	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2019	70.8	172.0	30.6
Increase (decrease) attributable to:
Revisions of previous estimates (1)	4.4	(25.1)	(4.6)
Extension and discoveries (2)	30.8	27.9	5.0
Purchases of proved reserves in place (3)	0.3	0.6	0.1
Production for the year (4)	(6.9)	(15.4)	(2.7)

Reserves as of December 31,2020	99.4	160.0	28.4

(1)

Conversions of proved undeveloped reserves to prove developed reserves are associated with the drilling of two proved undeveloped pads (eight wells) targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession.

Revisions due to performance of PD oil and condensate reserves are associated with better performance over the type curve for the two pads (eight wells) drilled in 2020 targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession (+2.1 MMbbl), better performance of the conventional reservoirs in the Bajada del Palo Oeste concession (+1.1 MMbbl), extension of economic life of the conventional reservoirs in the Bajada del Palo Oeste concession due to the development of the Vaca Muerta unconventional reservoir (+0.9 MMbbl), and a combined effect of better performance in the remaining concessions (+0.3 MMbbl).

Revisions due to performance of PD marketable gas reserves are associated with lower performance of gas wells in the Entre Lomas Rio Negro concession (-15.5 Bcf) and a lower performance of gas wells in conventional reservoirs in the Bajada del Palo Oeste concession (-6.0 Bcf), which are partially offset by the extension of economic life of the conventional reservoirs in the Bajada del Palo Oeste concession due to the development of the Vaca Muerta unconventional reservoir (+4.1 Bcf), a better performance over the type curve for the two proved undeveloped pads (eight wells) drilled in 2020 targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession (+2.0 Bcf), and a combined effect of better performance in the remaining fields (+1.6 Bcf).

Revisions due to performance of PUD reserves are associated with the increase of the type well for the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession due to better performance observed in the pads drilled during 2020.

Revisions due to performance of PUD reserves are associated with the increase of the type well for the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession due to better performance observed in the pads drilled during 2020 (+1.1 MMbbl). Revisions of PUD due to changes in the development plan are associated with the removal from the development plan of three well locations targeting the Lotena conventional gas reservoir in the Bajada del Palo Oeste concession (-8.3 Bcf), four well locations in the Charco del Palenque concession (-0.4 MMbbl and -0.5 Bcf), four well locations in the Entre Lomas Rio Negro concession (-0.3 MMbbl and -3.0 Bcf), one well location in the Jaguel de los Machos concession (-0.1 MMbbl and -0.1 Bcf), and three well locations in the 25 de Mayo-Medanito SE concession (-0.3 MMbbl and -0.1 Bcf).

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

(2)	Extensions of proved developed acreage are associated with the drilling of one unproved pad (four wells) targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession.

Extensions of proved undeveloped acreage are associated with 7 additional pads (26 wells) categorized as proved undeveloped due to successful drilling in the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession.

(3)	Purchases of minerals in place are associated with the acquisition of the additional working interest in the Coiron Amargo Norte concession (from 55.0% to 96.8%).
(4)	Considers Vista Argentina production at WI.
(5)	Natural gas consumption represented 13.5% of consumption plus natural gas sale reported reserves volumes as of December 31, 2020.

The following table sets forth the reconciliation of the Company’s reserves data between December 31, 2018 and December 31, 2019:

	Crude oil, condensate and natural gas liquids	Natural gas (5)	Natural gas
Argentina	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2018	34.2	131.6	23.4
Increase (decrease) attributable to:
Revisions of previous estimates (1)	2.4	17.8	3.2
Extension and discoveries (2)	41.0	43.0	7.6
Purchases of proved reserves in place (3)	—	—	—
Production for the year (4)	(6.8)	(20.4)	(3.6)

Reserves as of December 31, 2019	70.8	172.0	30.6

(1)

Revision of previous estimates material increments were related to well performance in the following concessions: Entre Lomas (+0.9 MMbbl and +11.6 Bcf), Acambuco (+1.0 Bcf), Bajada del Palo Este (+0.2 MMbbl and +1.0 Bcf) and Jagüel de los Machos (+1.0 MMbbl and +1.3 Bcf). Additionally, there was an addition of 0.3 MMbbl and 0.6 Bcf in the Coirón Amargo Sur Oeste concession related to a change in well design, an addition of 1.6 MMbbl and 2.3 Bcf related to the Bajada del Palo Oeste shale oil project due to well performance of the first 4-well pad, and an addition of 3.0 Bcf related to gas projects in the Bajada del Palo Oeste conventional block. The abovementioned increments were partially offset by higher declines related to well performance in the following concessions: 25 de mayo – Medanito (-0.5 MMbbl and -1.0 Bcf), Charco del Palenque (-0.2 MMbbl and -0.2 Bcf), Coirón Amargo Norte (-0.1 MMbbl and -0.1 Bcf) and the Bajada del Palo Oeste conventional block (-0.8 MMbbl). Additionally, 1.7 Bcf corresponding to the Jarilla Quemada block were removed from proven reserves due to lower commodity prices.

(2)

The material increments of 41.2 MMbbl and 43.8 Bcf in proved reserves is related to the Vaca Muerta shale oil development in the Bajada del Palo Oeste concession. Proved developed reserves increased 3.4 MMbbl and 3.5 Bcf, due to the tie-in of a second 4-well pad that was not previously booked as proved undeveloped reserves. Proved undeveloped reserves for the same project increased 37.6 MMbbl and 39.5 Bcf, corresponding to eleven 4-well pads (44 new well locations). Additionally, 0.2 MMbbl and 0.8 Bcf correspond to the operation in Mexico.

(3)	Without changes.
(4)	Considers Vista Argentina production at WI, except for Aguila Mora production (oil production of 35 bbl./d).
(5)	Natural gas consumption represented 14.1% of consumption plus natural gas sale reported reserves volumes as of December 31, 2019.

	Crude oil, condensate and natural gas liquids	Natural gas	Natural gas
Mexico	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2018	—	—	—
Increase (decrease) attributable to:
Revisions of previous estimates	—	—	—
Extension and discoveries	0.2	0.8	0.2
Purchases of proved reserves in place	—	—	—
Production for the year	—	—	—

Reserves as of December 31, 2019	0.2	0.8	0.2

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

The following table sets forth the reconciliation of the Company’s reserves data between January 1, 2018 and December 31, 2018:

	Crude oil, condensate and natural gas liquids	Natural gas (5)	Natural gas
Argentina	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Consolidated Entities
Reserves as of January 1, 2018 (*)	14.4	68.6	12.2
Increase (decrease) attributable to:
Revisions of previous estimates (1)	(0.6)	7.5	1.3
Extension and discoveries (2)	4.0	34.2	6.1
Purchases of proved reserves in place (3)	21.1	41.3	7.3
Production for the year (4)	(4.8)	(20.0)	(3.6)

Reserves as of December 31, 2018 (*)	34.2	131.6	23.4

Equity-accounted entities
Reserves as of January 1, 2018	—	—	—
Increase (decrease) attributable to:	—	—	—
Revisions of previous estimates	—	—	—
Extension and discoveries	—	—	—
Purchases of proved reserves in place	—	—	—
Production for the year	—	—	—

Reserves as of December 31, 2018	—	—	—

(*) Includes proved developed reserves: As of January 1, 2018	12.0	51.0	9.1
As of December 31, 2018	27.1	103.4	18.4

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

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (“ASC”) relating to Extractive Activities—Oil and Gas (formerly SFAS No. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the twelve-month average of the first day-of-the-month reference prices as adjusted for location and quality differentials and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by Vista. The future income tax was calculated by applying the statutory tax rates in effect in Argentina in each period.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed bellow. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows from the reserve of hydrocarbons.

	Successor- December 31, 2020	Successor- December 31, 2019	Successor- December 31, 2018
Future cash inflows	4,533	4,457	2,714
Future production costs	(1,921)	(1,927)	(1,338)
Future development and abandonment costs	(788)	(748)	(258)
Future income tax	(418)	(410)	(267)
Undiscounted future net cash flows	1,406	1,372	851
10% annual discount	(668)	(597)	(243)

Standardized measure of discounted future net cash flows (1)	738	775	608

(1)

Standardized measure of discounted future net cash flows corresponds to valuation of the reserves in Argentina, estimation of standardized measure of reserves in Mexico is not included (1.2 million USD as of December 31, 2020).

There are not any costs incurred during the periods/years above mentioned in Vista’ equity method investments. There are not costs incurred directly associated with oil and gas producing activities in Mexico during the predecessors’ periods.

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2020 and 2019 and for the period from April 4 to December 31, 2018 (Successor) and for the period from January 1, 2018 to April 3, 2018 (Predecessor):

	Successor For the year ended December 31, 2020	Successor For the year ended December 31, 2019	Successor For the period from April 4, 2018 to December 31, 2018	Predecessor For the period from January 1, 2018 to April 3, 2018
Standardized measure of discounted future net cash flows at beginning of year	775	608	124	116
Net change in sales prices and production costs related to future production (1)	(241)	(103)	188	—
Net change in estimated future development costs (2)	(231)	(525)	(145)	—
Net change due to revisions in quantity estimates (3)	20	(1)	35	—
Net change due to extensions, discoveries and improved recovery (4)	362	306	16	—
Accretion of discount	118	352	10	3
Net Change due to purchases and sales of minerals in place (5)	2	—	385	—
Other	—	58	20	1
Sales of crude oil, NGLs and natural gas produced, net of production costs	127	6	(67)	(6)
Previously estimated development costs incurred	(206)	151	99	10
Net change in income tax (6)	12	(77)	(57)	1

Change in Standardized measure of discounted future net cash flows of the year	(37)	167	484	8

Standardized measure of discounted future net cash flows at end of year	738	775	608	124

(1)

For the year ended December 31, 2020 mainly due to lower crude oil realized prices, which decreased from 55.9 US$/bbl as of December 31, 2019 to 42.0 US$/bbl as of December 31, 2020, partially offset by lower average production costs, decreasing a 13.9%. Additionally, for the year ended December 31, 2019, mainly driven

VISTA OIL & GAS, S.A.B. DE C.V. (SUCCESSOR) AND

PETROLERA ENTRE LOMAS SOCIEDAD ANÓNIMA (PREDECESSOR)

Notes to the Consolidated Financial Statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020 and 2019 and for the period from April 4, 2018 through December 31, 2018 (Successor) and the Financial Statements for the period from January 1, 2018 through April 3, 2018 (Predecessor)

(Amounts expressed in thousands of US Dollars, unless otherwise specified)

by a decrease in prevailing oil prices from 65.4 US/bbl. by December 31, 2018 to 55.9 US/bbl. by December 2019 partially offset by a reduction in average production costs of 25.1%. Mainly driven by an increase in prevailing oil prices from 54.55 US$/bbl by April 4, 2018 to 60.20 US$/bbl by December 31, 2018 and a reduction in production costs. During such period, average production costs went from 27 US$/bbl to 21 US$/bbl.
(2)

Due to the addition of proved undeveloped reserves from additional locations in unconventional Vaca Muerta Bajada del Palo Oeste for the year ended December 31, 2020, partially offset by the removal of development plans in conventional targets. For the year ended December 31, 2019, due to incorporation of a development plan for unconventional developed reserves in Bajada del Palo Oeste. Due to the development plan in Charco del Palenque (addition of two new locations), Entre Lomas Río Negro (recategorization of two probable gas workovers to prove developed).

(3)

For the year ended December 31, 2020 due to improved performance of tied-in wells in Bajada del Palo Oeste unconventional reservoirs above estimated type curve. Due to a decrease in proved undeveloped conventional reserves compensated by an increase in proved developed reserves from December 31, 2018 to December 31, 2019. Due to an increase in conventional reserves in Bajada del Palo for the period from April 4 to December 31, 2018.

(4)	Due to the addition of proved reserves and proved undeveloped reserves from the development plan in unconventional Bajada del Palo Oeste, for the years ended December 31, 2020 and 2019.
(5)

Due to additional interest acquired in Coirón Amargo Norte for the year ended December 31, 2020. Without acquisitions for the year ended December 31, 2019. Due to the acquisition of: APCO, the non-controlling interest in PELSA, and Medanito-25 de Mayo and Jagüel de los Machos for the period from April 4 to December 31, 2018 (Successor).

(6)	Due to a decrease/increase of the expected cash inflows for the year ended from December 31, 2020, 2019 and 2018, respectively and due to changes in the corporate income tax rate (see Note 33.1).