Form 20-F
period 2021-12-31
Vista Oil & Gas, S.A.B. de C.V.
filed 2022-04-26
CIK 1762506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM
20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
Commission File Number:
001- 39000

Vista Energy, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Pedregal 24
, Floor 4
Colonia Molino del Rey, Alcaldía Miguel Hidalgo
Mexico City, 11040
Mexico
(Address of principal executive offices)

Alejandro Cherñacov
Pedregal 24, Floor 4
Colonia Molino del Rey, Alcaldía Miguel Hidalgo
Mexico City, 11040
Mexico
Tel.: + 52 (55) 8647-0128
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
88,629,877 outstanding Series A shares, with no par value.
2 outstanding Series C shares, with no par value.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No
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
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒

Non-Accelerated Filer	☐	Emerging Growth Company	☒
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
This document comprises the annual report of Vista Energy, S.A.B. de C.V. (“Vista”) on Form
20-F
for the year ended December 31, 2021.
On March 16, 2022, our Board of Directors called for an Ordinary and Extraordinary General Shareholders’ meeting, to propose, discuss, and, if applicable, approve certain amendments to the Company’s by-laws. One item to be considered included a proposal to amend the Company’s corporate name to “Vista Energy”, which will be followed by the words “Sociedad Anónima Bursátil de Capital Variable” or its abbreviation, “S.A.B. de C.V.” Subsequently, on April 26, 2022, the Extraordinary General Shareholders’ meeting approved said amendment and the change to our corporate name became effective shortly after upon the completion of certain Mexican statutory requirements. No change to our ticker symbol or CUSIP was made during this process.
On the same date our subsidiaria in Argentina, changed its legal name from Vista Oil & Gas Argentina, S.A.U., to Vista Energy Argentina, S.A.U.
References
Unless otherwise indicated or the context otherwise requires, (i) the terms “Vista,” “Company,” “we,” “us,” and “our,” refer to Vista Energy, S.A.B. de C.V., a corporation (
sociedad an
ó
nima burs
á
til de capital variable
) organized under the laws of Mexico, and its consolidated subsidiaries, (ii) the term “Issuer” refers to Vista exclusive of its subsidiaries, (iii) the term “Vista Argentina” refers to Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., prior thereto as Vista Oil & Gas Argentina S.A., and prior thereto, as Petrolera Entre Lomas S.A.); (iv) the term “PELSA” refers to Petrolera Entre Lomas S.A. (or following the change of its corporate name, Vista Argentina); (v) the term “Vista Holding I” refers to Vista Oil & Gas Holding I, S.A. de C.V.; (vi) the term “Vista Holding II” refers to Vista Oil & Gas Holding II, S.A. de C.V.; (vii) the term “APCO International” refers to APCO Oil & Gas S.A.U. (formerly known as APCO Oil and Gas International, Inc. before its re-domiciliation
to Argentina, which was merged into Vista Argentina pursuant to the Argentine Reorganization (as defined herein) and is no longer in existence as of the date of this annual report; see “Item 4—Information on the Company—History and Development of the Company”; (viii) the term “APCO Argentina” refers to APCO International’s subsidiary APCO Argentina S.A. (which was merged into Vista Argentina pursuant to the Argentina Reorganization and is no longer in existence as of the date of this annual report; see “Item 4—Information on the Company—History and Development of the Company”); and (ix) the term “APCO Argentina Branch” refers to APCO Oil & Gas S.A.U. (formerly known as APCO Oil and Gas International, Inc. (Argentina Branch)) (together with APCO International and APCO Argentina, the “APCO Entities”). See “Item 4—Information on the Company—History and Development of the Company.”
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
Accounting terms have the definitions set forth under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
Financial Statements and Information
The financial statements included in this annual report have been prepared on a historical basis in accordance with IFRS, as described herein.
We maintain our books and records in U.S. Dollars, which is the presentation currency for our financial statements and also the functional currency of our operations.
The financial information contained, or referred to, in this annual report includes the audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, and the notes thereto (the “Audited Financial Statements”).
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
We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth Company, see “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Series A shares and the ADSs—As a foreign private issuer and an “emerging growth company,” we have different disclosure and other requirements than U.S. domestic registrants and non-emerging
growth companies.”
Public Company in Mexico
Because we are a public company in Mexico, investors can access our historical financial statements published in Spanish on the Mexican Stock Exchange’s (
Bolsa Mexicana de Valores, S.A.B. de C.V.
), the CNBV’s (
Comisión Nacional Bancaria y de Valores
) and our websites at www.bmv.com.mx, www.gob.mx/cnbv and www.vistaenergy.com, respectively. The information found on the Mexican Stock Exchange’s, the CNBV’s and our websites is not a part of this annual report.
Non-IFRS
Financial Measures
In this annual report, we present Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS
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
We define Adjusted EBITDA as (loss)/profit for the year/period plus income tax expense, financial results, net, depreciation, depletion and amortization, transaction costs related to business combinations, restructuring and reorganization expenses, bargain purchase on business combination and gain from asset disposals and impairment (recovery) of long- lived assets. We believe that the nature of the restructuring and reorganization expenses were such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring and reorganization expenses and transaction expenses are not normal, recurring operating expenses. We believe that by excluding restructuring and reorganization expenses and transaction costs related to business combinations, we are able to provide supplemental information for our management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the impairment (recovery) of long-lived assets was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, we note that the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our management excludes restructuring and reorganization expenses, transaction costs from business combinations and impairment (recovery) of long-lived assets from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends.
We define Adjusted Net Income as net income plus deferred income taxes, changes in fair value of warrants and impairment loss/recoveries. Deferred income taxes was excluded as it relates to recognition of temporary differences between the tax bases of assets and liabilities and the carrying amounts in the financial statement using the liability method. Changes in the fair value of warrants was excluded because it corresponds to an adjustment valuation of financial liabilities assumed by the Company, likewise impairment (recovery) of long-lived assets was excluded from the determination of our adjusted net income because it corresponds to an adjustment to the valuation of our long-lived assets. Our management believes that excluding such items will allow investors to facilitate the comparison performance from period to period by removing these identified non-cash
items that are mainly driven by external factors and that affect (benefit) the Company’s net income.

We define Net Debt as current and
non-current
borrowings minus cash, bank balances and other short-term investments. We define Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers.
We present Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, and Adjusted Net Income because we believe they provide investors with supplemental measures of the financial condition and performance of our core operations that facilitate period to period comparisons on a consistent basis. Our management uses Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, among other measures, for internal planning and performance measurement purposes. Net debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are not measures of liquidity or operating performance under IFRS and should not be construed as alternatives to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, as calculated by us, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income to the most directly comparable IFRS financial measure, see “Item 5A—Operating and Financial Review and Prospects—Operating Results.”
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
The information included in this annual report regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2021. The proved reserves estimates are derived from the report dated January 28, 2022, prepared by DeGolyer and MacNaughton (“D&M”), for our concessions located in Argentina, and the report dated February 8, 2022, prepared by Netherland Sewell & Associates, Inc. (“NSAI”) for our concession located in Mexico (collectively, the “2021 Reserves Reports”). The 2021 Reserves Reports are included as Exhibits 99.1 and 99.2 to this annual report. D&M and NSAI are independent reserves engineering consultants. The 2021 Reserves Report prepared by D&M is based on information provided by us and presents an appraisal as of December 31, 2021, of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charcho del Palenque, Jarilla Quemada, Coirón Amargo Norte, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito, Aguada Federal, Bandurria Norte concessions in Argentina. The 2021 Reserves Report prepared by NSAI is based on information provided by us and presents an appraisal as of December 31, 2021, of our oil and gas reserves located in the
CS-01
concession in Mexico.
Argentina and Mexico Oil and Gas Reserves Information
The information included in “Item 4—Information on the Company—Industry and Regulatory Overview” of this annual report regarding Argentina’s and Mexico’s proved reserves has been prepared based on official and publicly available information of the Argentine Secretariat of Energy (“SdE”) and Mexico’s National Hydrocarbon

Commission (“CNH”). References to the “proved reserves” of Argentina and Mexico follow the definition of “proved reserves” as set forth in the guidelines published by the SdE and CNH, as applicable. However, the information regarding Vista’s proved reserves included elsewhere in this annual report has been prepared according to the definitions of Rule
4-10(a)
of Regulation
S-X
or the Society of Petroleum Engineers’ Petroleum Resources Management System, which may differ from the relevant guidelines published by the Argentine and Mexican authorities. For more information, see “Item 4—Information on the Company—Industry and Regulatory Overview —Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina” and “Item 4—Information on the Company—Industry and Regulatory Overview —Oil and Gas Regulatory Framework in Mexico—Reserves and Resources Certification in Mexico.”
Certain Definitions
“
ADR
” means American Depositary Receipt.
“
ADS
” means American Depositary Share.
“
Argentine Secretariat of Energy
” or “
SdE
” means the current Argentine
Secretaría de Energía
under the supervision of the Ministry of Productive Development (the Argentine
Ministerio de Desarrollo Productivo
), and/or any of its predecessors (the Argentine Ministry of Energy and the Argentine Ministry of Energy and Mining), and/or any other Argentine federal governmental agency that is in charge of enforcing the Hydrocarbons Law in the future, as applicable.
“
BCRA
” means the Argentine Central Bank (
Banco Central de la República Argentina.
)
“
CNH
” means the Mexican National Hydrocarbon Commission (
Comisión Nacional de Hidrocarburos.
)
“
EIA
” means the U.S. Energy Information Administration.
“
ESG
” means Environmental, Social and Governance.
“
Executive Team
” means the Company’s management team that is comprised of Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov.
“
GHG emissions
” or “
GSGs
” means greenhouse gas emissions. Scope 1 emissions are direct emissions that occur from sources that are controlled by the Company. Scope 2 emissions are indirect GHG emissions associated with the purchase or generation of electricity.
“
IEA
” means the International Energy Agency.
“
Initial Business Combination
” means the acquisition by Vista of certain assets from Pampa Energia S.A. and Pluspetrol Resources Corporation on April 4, 2018. For more information, please see “Presentation of Information—The Initial Business Combination” in Vista’s Form 20-F filed with the SEC on April 30, 2020.
“
LNG
” means liquefied natural gas.
“
LPG
” means liquefied petroleum gas (includes butane and propane.)
“
MMBtu
” means million British thermal units.
“
NGL
” means natural gas liquids.
“
NOLs
”
means Net Operating Losses.
“
OPEC
” means Organization of Petroleum Exporting Countries.
“
Pemex
” means the Mexico’s national oil company (
Petróleos Mexicanos.
)
“
production
” when used with respect to (i) our gas production, it excludes flared gas, injected gas and gas consumed in our operations and (ii) our NGL production, consists only of LPG.

“
Proved developed reserves
” means those proved reserves that can be expected to be recovered through existing wells and facilities and by existing operating methods.
“
Proved reserves
” means those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. For a complete definition of “proved oil and natural gas reserves,” refer to the SEC’s Regulation
S-X,
Rule 4, 10(a)(22.)
“
Proved undeveloped reserves
” means those proved reserves that are expected to be recovered from future wells and facilities, including future improved recovery projects which are anticipated with a high degree of certainty in reservoirs which have previously shown favorable response to improved recovery projects. For a complete definition of “proved undeveloped oil and natural gas reserves,” refer to the SEC’s Regulation
S-X,
Rule 4, 10(a)(31.)
“
SENER
” means
Secretaría de Energía
, or Energy Secretariat, in Mexico.
“
UTs
” or “
Unidades de Trabajo
” means the base unit used as reference to state and evaluate the fulfillment of the activities provided under (i) a minimum work commitment program assumed by a contractor under a hydrocarbons exploration and production contract, (ii) the increase in the activities of such program, as well as (iii) any other additional work commitments undertaken for any given phase of the exploration and production contract not included in the commitment program.
Measurements, Oil and Natural Gas Terms and Other Data
In this annual report, we use the following measurements:

•	“m” or “meter” means one meter, which equals approximately 3.28084 feet;

•	“km” means one kilometer, which equals approximately 0.621371 miles;

•	“km 2 ” means one square kilometer, which equals approximately 247.1 acres;

•	“m 3 ” means one cubic meter;

•	“bbl” “bo,” or “barrel of oil” means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;

•	“boe” means one barrel of oil equivalent, which equals approximately 160.2167 cubic meters of natural gas;

•	“cf” means one cubic foot;

•	“M,” when used before bbl, bo, boe or cf, means one thousand bbl, bo, boe or cf, respectively;

•	“MM,” when used before bbl, bo, boe or cf, means one million bbl, bo, boe or cf, respectively;

•	“Bn,” when used before bbl, bo, boe or cf, means one billion bbl, bo, boe or cf, respectively;

•	“T,” when used before bbl, bo, boe or cf, means one trillion bbl, bo, boe or cf, respectively;

•	“/d,” or “pd” when used after bbl, bo, boe or cf, means per day;

•	“CO2e” means Carbon dioxide equivalent; and

•	“Tn” means a metric ton.

FORWARD-LOOKING STATEMENTS
This annual report contains estimates and forward-looking statements, principally in “Item 3—Key Information—Risk Factors
,
” “Item 4—Information on the Company—Business Overview
“ and “Item 5—Operating and Financial Review and Prospects
.
” Some of the matters discussed herein concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The words such as “believes,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future,” “may,” “could,” “would,” “likely” or similar expressions are included with the intention of identifying statements about the future. We have based these forward-looking statements on numerous assumptions, including our current beliefs, expectations and projections about present and future events and financial trends affecting our business. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	uncertainties relating to future government concessions and exploration permits;

•	adverse outcomes in litigation that may arise in the future;

•	general political, economic, social, demographic and business conditions in Argentina, Mexico, in other countries in which we operate;

•	the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the government in Argentina;

•	significant economic or political developments in Mexico and the United States;

•	uncertainties relating to future election results in Argentina and Mexico;

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

•	fines or other penalties and claims by the authorities and/or customers;

•	any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad;

•	the revocation or amendment of our respective concession agreements by the granting authority;

•	our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms;

•	government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems;

•	continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso;

•	any force majeure events, or fluctuations or reductions in the value of Argentine public debt;

•	changes to the demand for energy;

•	uncertainties relating to the effects of the COVID-19 outbreak and its different variants;

•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;

•	environmental, health and safety regulations and industry standards that are becoming more stringent;

•	energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages;

•	changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America;

•	our relationship with our employees and our ability to retain key members of our senior management and key technical employees;

•	the ability of our directors and officers to identify an adequate number of potential acquisition opportunities;

•	our expectations with respect to the performance of our recently acquired businesses;

•	our expectations for future production, costs and crude oil prices used in our projections;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•	increased market competition in the energy sectors in Argentina and Mexico;

•	potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions;

•	the ongoing conflict involving Russia and Ukraine; and

•	additional matters identified in “Risk Factors.”
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
Risk Factor Summary
The following summarizes the main risks to which we are subject. You should carefully consider all of the information discussed below in “—Detailed Risk Factors” for a comprehensive description of these and other risks.
Risks Related to Our Business and Industry
:
As an oil and gas company, our business and industry is subject to particular risks, such as exploration, drilling, completion, production, equipment and resources, gathering, treatment and transportation risks; risks related to natural hazards, weather conditions, and mechanical difficulties; fluctuations in international and domestic oil prices; the availability of financial resources for our business plan and its corresponding costs; inflation; government regulation; and contractions in demand of crude oil and natural gas or any of their by-products.
Additional risks exist in light of the ongoing impact of the
COVID-19
pandemic, the conflict involving Russia and Ukraine, and the related economic and trade sanctions and restrictions that have been imposed or may be imposed in the future. Additionally, as a company which primarily operates in Argentina and Mexico, our business may be affected by changes in those markets.
Our business operations require significant and long-term capital investments and maintenance costs. Our liquidity, business activities, profitability and ability to compete in the market may be adversely affected if we are not able to acquire and correctly use necessary new technologies in connection with future drilling projects, obtaining financing for such projects, obtain and maintain and/or partners to develop and maintain our business activities.
The enhanced focus on climate change and the transition to lower carbon energy sources on the part of the international community, governments, and investors, promote an increase in the use of energy from renewable sources. This energy transition could significantly impact our industry and business, resulting in increased operating costs, reduced demand for the oil and natural gas we produce, and reputational risks in connection with our business activities. If we fail to meet the pace and extent of society’s changing demands for lower carbon energy as the energy transition unfolds, we could fail in sustaining and developing our business. Further, adverse climate conditions may adversely affect our results of operations and our ability to conduct drilling operations. Such risk exists in particular, since our operations are substantially dependent upon the availability of water and our ability to dispose of produced water gathered from drilling and production activities.
Risks Related to our Company:
Most of our producing properties and total estimated proved reserves are geographically concentrated in Argentina. The results of our planned development programs in new or emerging shale development areas and formations may be subject to more uncertainties than programs in more established areas and formations. As such, may fail to fully identify problems with any properties we acquire, and as such, assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.
The oil and gas industry is competitive and our ability to achieve our strategic objectives depends on our ability to successfully compete in the market.
We are not concessionaires or operating partners in all of our joint ventures, as a result must rely on the activities of our operating partners in such joint ventures. Also, we must achieve certain milestones to protect the exploitation rights in our concessions. If we do not succeed, our ability to grow our business may be materially affected.
We may also be parties to labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. Additionally, we are subject to Mexican, Argentine and international anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our reputation, business, financial condition and results of operations.
Risks Related to the Argentine and Mexican Economic and Regulatory Environments:
Certain risks are inherent in an investment in a company operating in emerging and standalone markets such as Argentina and Mexico. For example, some of these risks may include, among others, the economic and political conditions in Argentina and Mexico, Argentina’s ability to obtain financing from international markets, changing regulation in the countries in which we operate, direct and indirect restrictions on imports and exports under Argentine law, current or potential Argentine exchange controls, the imposition of export duties and other taxes, inflation, significant fluctuations in the value of the Argentine Peso, criminal activity in Mexico, and joint and several tax liability.
Risks Related to our series A shares and the ADSs:
The series A shares and ADSs are traded in more than one market and this may result in price variations. Also, if securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, the price and trading volume of our series A shares and the ADS could decline.
As a foreign private issuer and an “emerging growth company,” we have different disclosure and other requirements than U.S. domestic registrants and non-emerging
growth companies. We are also permitted to rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ADSs.
ADS holders may also be subject to additional risks related to holding ADSs rather than series A shares. For example, ADS holders may be unable to exercise voting rights with respect to the shares underlying the ADSs at our shareholders’ meetings, and preemptive rights may be unavailable to non-Mexican
holders of ADSs. Additionally, our bylaws, in compliance with Mexican law, restrict the ability of non-Mexican
shareholders to invoke the protection of their governments with respect to their rights as shareholders. Our bylaws also contain provisions aimed at restricting the acquisition of our shares and restricting the execution of voting agreements among our shareholders. ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

Dividend distributions to holders of our series A shares will be made in Mexican Pesos and are subject to certain restrictions from the BCRA. Additionally, holders of our series A shares who sell or transfer series A shares acquired after January 1, 2018 and representing 10% or more of our equity may be subject to Argentine capital gains tax under Argentine tax law.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
Detailed Risk Factors
Risks Related to Our Business and Industry
The oil and gas industry is subject to particular operational and economic risks.
Oil and gas exploration and production (“E&P”) activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as drilling, completion, production, equipment, gathering, treatment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or canceled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, lockdown restrictions on the general population and reduced hyrdocarbons demand due to a pandemic, such as
COVID-19,
and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs are considered.
We are exposed to the effects of fluctuations in and the regulation of international and domestic oil prices. In addition, limitations on local pricing of our products in Argentina may adversely affect our results of operations.
Most of our revenues in Argentina and Mexico are derived from sales from oil and natural gas. International and domestic oil and gas prices have fluctuated significantly in recent years and are likely to continue fluctuating in the future. Factors affecting international prices for crude oil are: political developments in crude oil producing regions, particularly in the Middle East, the ongoing conflict involving Russia and Ukraine, the ability of the OPEC and other crude oil producing nations to set and maintain crude oil production levels and prices; macroeconomic conditions, including inflation; global and regional supply and demand for crude oil, gas and related products; investment in new projects to bring new oil production volumes to the market; global supply chain disruptions, and shipping bottlenecks, competition from other energy sources, the effects of a pandemic (including
COVID-19)
or epidemic and any subsequent mandatory regulatory restrictions or containment measures, domestic and foreign government regulations, weather conditions, and global and local conflicts, war, or acts of terrorism. We cannot predict how these factors will influence oil and related oil products prices and we have no control over them. Price volatility curtails the ability of industry participants to adopt long-term investment decisions given that returns on investments become unpredictable. A substantial or extended downturn in the international prices of crude oil and its derivatives could have a material adverse effect on our business, operating results, and financial condition, as well as the value of our reserves and the market value of our series A shares or ADSs.
Secondly, the domestic price of crude oil has fluctuated in the past in Argentina and Mexico not only due to international prices and the risks outlined above, but also due to local taxation, regulations affecting commercialization in the domestic and export markets, macroeconomic conditions, the impact of a pandemic on general economic activity and therefore crude oil demand and refining margins. A substantial or extended downturn in the domestic crude oil and oil product prices could have a material adverse effect on our business, operating results, and financial condition, as well as on the value of our reserves and the market value of our Series A shares or ADSs.
Thirdly, the domestic price of crude oil is also subject to local price limitations imposed by the Argentine and Mexican governments. For example, in May 2020, at historic lows in international crude oil prices, the Argentine government enacted Decree 488/20, which set a price per barrel higher than the market price ($45/bbl). However, these measures were reversed in recent months, as the Argentine government indirectly intervened in the market to keep local crude oil prices artificially low in order to avoid a further increase in inflation. The average Brent price in 2021 was $71.0/bbl, but our average realization price was $54.9/bbl, implying a discount to Brent of 23%, which is higher than in 2018 and 2019 averages. This de-coupling
affected most or all producers in Argentina, generating lower revenues than if the average crude oil price in the domestic market had traded at a lower discount to Brent. The determination by the Argentine and Mexican governments to fix, or indirectly intervene to generate, local crude oil prices at different values than those considered for pricing our products could have an adverse effect on our results of operations, financial condition, and cash flows.
In the event that local prices are reduced through any of the factors described above, which we cannot control, could affect the economic performance of our existing and future projects, generating a loss of reserves as a result of changes in our development plans, our assumptions and our estimates, and consequently affect the recovery value of certain assets. Despite our expectation to substantially align our local prices with those of international markets, we cannot assure you that certain critical factors taken into account in our pricing policy (including, but not limited to, abrupt changes in exchange rates or international prices, or regulatory or other legal restrictions affecting the ability of the market to cope with abrupt changes in the prices of our products) will not have an adverse impact on our ability to align with international markets.
A decline in realized crude oil prices for an extended period of time (or if prices for certain products fail to keep pace with cost increases) could adversely affect both the economic viability of our drilling projects and, consequently, our ability to meet our operational and financial targets. These price declines could result in changes to our development plans, reduced capital expenditures, failure of our joint venture partners to approve investment projects, a loss of proved developed reserves and proved undeveloped reserves, an adverse effect on our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources and carry out certain of our other capital expenditure plans. With respect to capital expenditures, we budget capital expenditures related to exploration, development, refining and distribution activities taking into account, among other things, current and expected local and international market prices for hydrocarbon products. If a reduction in our capital expenditures and those of our domestic competitors materializes, there could potentially be a negative impact on the number of active drilling rigs, completion sets, workover rigs and extraction equipment, together with related services, thereby affecting the number of active workers in the industry. We cannot predict whether, or to what extent, the potential consequences of such actions could affect our business, impact our production, or affect our financial condition and results of operations.
Our business could be adversely affected by a decline in general economic conditions or a weakening of the broader energy industry, and inflation may adversely affect our financial position and operating results.
A prolonged economic slowdown or recession, adverse events relating to the energy industry, or regional, national, or global economic conditions and factors, particularly a slowdown in the E&P industry, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased demand for oil and natural gas, and decreased prices for oil and natural gas.
Supply chain pressures in global production, trade and logistics resulting from the pandemic and subsequent strong pick-up
in demand have fueled price inflation in a number of sectors, including energy and other commodities. Inflationary factors, such as increases in the labor costs, material costs, and overhead costs, may also adversely affect our financial position and operating results. In 2021, we faced and we continue to face effects including cost inflation with both labor and materials, driven by the appreciation of the Argentine Peso in real terms, general inflation impacting the price formula of different services, and the result of collective bargaining agreements on unionized personnel in our company and contractors which could offset any price increases for our products and services.
We are exposed to contractions in demand of crude oil and natural gas and contractions in demand of any of their by-products.
Demand for our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. Although demand increased in the past, it has recently contracted significantly (in part, due to the
COVID-19
pandemic) and is subject to volatility in the future. Demand for crude oil by-products,
such as gasoline, may also contract under certain conditions, particularly during economic downturns, or due to changes in consumer preferences following from the energy transition currently underway.

A contraction of the demand of our products, or the maintenance of the current demand levels for significant periods of time, would adversely affect our revenues, causing economic losses to our Company. In addition, further contraction of demand and pricing of our products can impact the valuation of our reserves and, in periods of lower commodity prices, we may curtail production and capital spending or may defer or delay drilling wells because of lower cash generation. Continuous poor economic performance could eventually lead to a deterioration in our financial coverage ratios, impairment charges and cause us to exceed the financial covenants agreed upon in the Credit Agreement (as defined below). A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress.
The outbreak of the
COVID-19
pandemic has had and may continue to have an adverse effect on our business, results of operations and financial condition.
Since December 2019, a novel strain of coronavirus (2019-nCov, referred to as
COVID-19)
has spread throughout the world. On March 11, 2020,
COVID-19
was categorized as a pandemic by the World Health Organization. The
COVID-19
pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental
“shelter-in-place”
and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Mexico and Argentina. To mitigate the impact of the
COVID-19
pandemic, the Argentine and Mexican governments, have over time implemented different measures involving mandatory social restrictions on mobility and closures of non-essential
businesses. Some of the consequences generated by these measures were (i) a material adverse impact on financial markets, (ii) a reduction in the demand for hydrocarbon products and, therefore, in our revenues, (iii) a significant drop in the international price of oil and increased price volatility and (iv) the deepening of Argentina’s economic recession. During 2021, the demand for, and price of, crude oil and crude oil by-products
surpassed
pre-COVID-19
levels and most economies, including Argentina and Mexico, experienced GDP growth as mobility and closure restrictions were substantially eased towards the end of the year (mainly due to vaccination coverage). However, some of the above-mentioned effects continued to impact Argentina and Mexico weakening their economies, the purchasing power of their populations, and therefore, the demand for energy in general and hydrocarbons in particular. These effects have increased the probability of an economic downturn. In Argentina, in particular, poverty has increased to 40.6% as of June 2021 and annual inflation was 50.9% for the year ended as of December 2021.
The extent to which
COVID-19
or other health pandemics or epidemics may continue to impact Mexico and Argentina, the Mexican and Argentinian economy and the global economy and, in turn, our business, results of operations and financial condition is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration, scope, and severity of the
COVID-19
pandemic and its variants; (ii) ongoing reduced oil demand and oil price volatility; (iii) the implementation of political and monetary measures to reduce the impact of the
COVID-19
pandemic to which we are subject, including travel bans, work-from-home policies, or shelter-in-place
orders; (iv) staffing shortages; (v) general economic, financial, and industry conditions, particularly conditions relating to liquidity, financial performance, which may be amplified by the effects of
COVID-19;
and (vi) the long-term effects of
COVID-19
on the national and global economy, including on consumer confidence and spending, financial markets and the availability of credit for us, our suppliers and our customers.
Additional variants or strains of
COVID-19
or an outbreak of another pandemic, disease or similar public health threat could have or continue to have material adverse effects on global economic, financial and business conditions that could materially and adversely affect our business, financial condition and results of operations. We cannot predict or estimate the impact that
COVID-19
or a future pandemic may have on our business, results of operations and financial condition, and will depend on events beyond our control, including the intensity and duration of the pandemic and the measures taken by the different governments to contain the pandemic and/or mitigate the economic impact.

The conflict involving Russia and Ukraine, and the associated new, additional, and/or enhanced economic and trade sanctions and restrictions that have been imposed by various countries, could have a material adverse effect on our business, financial condition and results of operations.
The conflict involving Russia and Ukraine has recently had, and will likely continue to have, significant global economic effects, including an impact on commodity prices, especially with regard to international crude oil and gas prices which have increased significantly in February and March 2022. Furthermore, the conflict has resulted in the imposition of economic and trade sanctions and restrictions targeting Russia and certain Russian economic sectors and companies by the United States, the European Union, the United Kingdom and other major countries. The severity of these sanctions may increase and could contribute to a shortage of raw materials and commodities, which could, in turn, generate greater levels of inflation and create interruptions in the global supply chain. Interruptions in the global supply chain could particularly affect the energy sector and could create supply chain difficulties in local markets.
Due to the uncertainties inherent to the scale and duration of the conflict and its direct and indirect effects, it is not reasonably possible to estimate the impact this conflict will have on the global economy and financial markets, on the economies of the countries in which we operate and, consequently, our business, financial condition and results of operations.
Also, our revenues and our profitability are heavily dependent on the prices we receive from our sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in oil production in, and oil supply from, various key countries, including Russia. The conflict has led to an increase in international oil prices, which creates transitory increases in the revenues of upstream companies around the globe. In addition, it has also lead to increased volatility in global commodities in general and hydrocarbon prices, in particular. We cannot predict whether such volatility will lead to further price increases or, on the contrary, lead to a general downturn in economic activity or oil and gas prices, and therefore adversely affect our profitability. Recent increases in oil prices could accelerate the transition to other sources of energy and led to an unpredictable drop in pricing in the medium to long-term, which in turn could adversely affect our business, financial condition and results of operations. Such price increases could also lead to energy shortages and an increasing amount of the global population, including in Argentina and Mexico, without access to energy supplies. It could also lead to new regulation by the Argentine and/or Mexican governments to further de-couple
domestic energy pricing from international energy pricing, or restrict energy-related exports from Argentina or Mexico, which would affect our business. Additionally, changes to worldwide oil prices and demand could cause turmoil in the global financial system, and in turn materially affect our business, financial condition and results of operations.
We benefit from natural gas subsidies to natural gas producers that may be limited or eliminated in the future.
We currently benefit from certain subsidies granted to natural gas producers, such as Gas Plan IV. This subsidy program was approved by the Argentine government to provide economic incentives aimed at increasing the domestic production of natural gas. In this regard, the government issued a series of complementary regulations to execute Gas Plan IV. See “Item 4—Information on the Company—Industry and Regulatory Overview– Oil and Gas Regulatory Framework in Argentina – Gas Market.” On December 15, 2020, the Secretariat of Energy of Argentina issued Resolution No. 391/2020, awarding the volumes and prices tendered under Gas Plan IV. The base volume awarded to Vista under the tender was 0.86 MMm3/d (30.4 million cubic feet/day) at an average annual price of US$3.29 per million BTU for a four-year term as of January 1, 2021.
We cannot assure you that any changes to Gas Plan IV, or additional regulation would not adversely affect our results of operations. The restriction or withdrawal of subsidies would adversely affect the selling price of our products and therefore result in a decrease in our revenues.
Our business requires significant and long-term capital investments and maintenance cost.
The oil and gas industry is a capital-intensive industry. We make and expect to continue to make substantial capital expenditures related to development and acquisition of oil and gas resources and in order to maintain or increase the amount of our hydrocarbon reserves, incurring significant maintenance costs.

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
Additionally, the incurrence of additional indebtedness would require that a portion of our cash flow from operations be used for the payment of interest and principal on our indebtedness, thereby reducing our ability to use cash flow from operations to fund working capital, capital expenditures and acquisitions. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of various factors. We may decrease our actual capital expenditures in response to lower commodity prices, which would negatively impact our ability to increase production.
If our revenues decrease, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations are not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our properties. This, in turn, could lead to a decline in production, and could materially and adversely affect our business, financial condition and results of operations, and the market value of our series A shares or ADSs may decline.
We may not be able to acquire, develop or exploit new reserves, which could adversely affect our financial condition and our results of operations.
Our results of operations largely depend on our ability to produce oil and gas from existing reserves, to discover additional oil and gas reserves, and to economically exploit oil and gas from these reserves. Unless we are successful in our exploration of oil and gas reserves and their development or otherwise acquire additional reserves, our reserves would show a general decline in oil and gas as long as oil and gas production continue. While we have geological reports evaluating certain proved, contingent and prospective reserves in our blocks, there is no assurance that we will continue to be successful in the exploration, appraisal, development and commercialization of oil and gas. The drilling activities are also subject to numerous risks and may involve unprofitable efforts, not only with respect to dry wells but also with respect to wells that are productive but do not produce enough net income to derive profit after covering drilling costs and other operating costs. The completion of a well does not assure a return on investment or recovery of the costs of excavation, completion and operating costs. Lower oil and natural gas prices could also affect our growth, including future and pending acquisitions.
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
Unless we replace our existing oil and gas reserves, or acquire new reserves, the volume of our reserves will decrease over time. In addition, we may not be able to acquire, develop or exploit new reserves.
The production of oil and gas reservoirs decrease as reserves drain with the range of decrease depending on the characteristics of the reservoir. Additionally, the available amount of reserves decrease as the reserves are produced and consumed. Also, drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered, and the cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled, or become costlier. The future level of oil and gas reserves, as well as the level of production, and therefore of our revenues and cash flows depend, in a large part, on our success in our exploration and development campaigns, ability to develop current reserves, and to find or acquire new reserves to be developed. We may not be able to identify commercially exploitable deposits, complete or produce more oil and gas reserves, and the wells we plan to drill may not result in the discovery or production of oil or natural gas. If we are unable to replace our production with new reserves, or acquire new reserves, our reserves will decline and our financial condition, results of operations, cash flow and market value of our series A shares and ADSs could be negatively affected.

The oil and gas reserves that we estimate are based on assumptions that could be inaccurate.
Our oil and gas reserves are estimates based on certain assumptions that could be inaccurate. Reserve estimates depend on the quality of engineering and geological data at the date of the estimate and the manner in which they are interpreted. The accuracy of estimates of proved reserves depends on a number of factors, many of which are beyond our control and are subject to change over time. Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial condition and results of operations, and ultimately have a material adverse effect on the market value of our series A shares or ADSs.
In addition, reserve engineering is a subjective process for estimating oil and gas accumulations that cannot be accurately measured, and the estimates of other engineers may differ materially. A number of assumptions and uncertainties are inherent in estimating the amounts that make up the proven reserves of oil and gas (including, but not limited to production forecasts, the time and amount of development expenditures, testing and production after the date of the estimates, among others), many of which are beyond our control and are subject to change over time. Consequently, measures of reserves are not precise and are subject to revision. In addition, the estimation of “proved oil and natural gas reserves” based on Argentine Secretariat of Energy Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution No.
69-E/2016
may differ from the standards required by SEC’s regulations.
As a result, reserve estimates could be materially different from the amounts that are ultimately extracted, and if such amounts are significantly lower than the initial reserves estimates it could result in a material adverse effect on our financial performance, operating results and the market value of our series A shares and ADSs. See “Item 4—Information on the Company—Industry and Regulatory Overview —Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina” and the 2021 Reserves Reports attached hereto as Exhibits 99.1 and 99.2.
The lack of availability of transport may limit our possibility of increasing hydrocarbon production and may adversely affect our financial condition and results of operations.
Our capacity to exploit our hydrocarbon reserves largely depends upon the availability of transport infrastructure on commercially acceptable terms to transport the produced hydrocarbons to the markets in which they are sold. Typically, oil is transported by pipelines and tankers to refineries, and gas is usually transported by pipeline to customers. The lack of oil transportation storage or loading infrastructure, as well as the lack of vessels for maritime oil transportation, may adversely affect our financial condition and results of operations. The lack of gas transportation infrastructure may also adversely affect our financial condition and results of operations.
In particular, most of our crude oil production is transported from the Neuquina Basin through the Oldelval pipeline system to Bahia Blanca, from where it is sent to refineries in Argentina or port facilities for exports. This pipeline system is currently working close to full capacity. Although Oldelval has identified several projects to expand its transportation capacity, if Vaca Muerta production grows at a greater pace than its capacity expands, a potential lack of transportation capacity may limit our production and therefore adversely affect our financial condition and results of operations.
Developments in the oil and gas industry and other factors may result in substantial write-downs of the carrying amount of our assets, which could adversely affect our financial condition and results of operations.
Changes in the economic, regulatory, business or political environment in Argentina, Mexico or other markets where we operate, such as price controls over crude oil or crude oil by-products
or the significant decline in international crude oil and gas prices in recent years, among other factors, may result in the recognition of impairment charges in certain of our assets.
We evaluate the carrying amount of our assets for possible impairment on an annual basis, or more frequently where the circumstances require. Our impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash- generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash-generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. Substantial write-downs of the carrying amount of our assets could adversely affect our financial condition and results of operations.

Exploration and development drilling may not result in commercially productive reserves.
Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled, or become costlier, as a result of a variety of factors, including (i) unexpected drilling conditions; (ii) unexpected pressure or irregularities in formations; (iii) equipment failures or accidents; (iv) construction delays; (v) hydraulic stimulation accidents or failures; (vi) adverse weather conditions; (vii) restricted access to land for drilling or laying pipelines; (viii) title defects; (ix) lack of available gathering, transportation, processing, fractionation, storage, refining or export facilities; (x) lack of available capacity on interconnecting transmission pipelines; (xi) access to, and the cost and availability of, the equipment, services, resources and personnel required to complete our drilling, completion and operating activities; and (xii) delays imposed by or resulting from compliance with environmental and other governmental or regulatory requirements, including those imposed in connection with the
COVID-19
pandemic.
Our future drilling activities may not be successful and, if unsuccessful, our proved reserves and production would decline, which could have an adverse effect on our future results of operations and financial condition. While all drilling, whether development, extension or exploratory, involves these risks, exploratory and extension drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons. We expect that we might continue to record exploration and abandonment expenses during 2022.
Our operations are substantially dependent upon the availability of water and our ability to dispose of produced water gathered from drilling and production activities. Restrictions on our ability to obtain water or dispose of produced water may have a material adverse effect on our financial condition, results of operations and cash flows.
Water is an essential component of both the drilling, completion and hydrocarbon production activities. Limitations or restrictions on our ability to secure sufficient amounts of water (including limitations resulting from natural causes such as drought), could materially and adversely impact our operations. Severe drought conditions can result in local water districts taking steps to restrict the use of water in their jurisdiction for drilling and hydraulic stimulation in order to protect the local water supply. If we are unable to obtain water to use in our operations from local sources, it may need to be obtained from new sources and transported to drilling sites, or other facilities, resulting in increased costs, which could have a material adverse effect on our financial condition, results of operations and cash flows.
Our business plan includes future drilling of shale oil and gas wells; if we are not able to acquire and correctly use the necessary new technologies, as well as obtaining financing and/or partners, our business may be affected.
Our ability to execute and carry out our plan depends on our ability to obtain financing at a reasonable cost and in reasonable conditions. We have identified drilling opportunities and prospects for future drilling related to shale oil and gas reserves, such as shale oil and gas in the Vaca Muerta play. These drilling locations and prospects represent the most important part of our drilling plans for the future. Our ability to drill and develop these locations depends on several factors, including seasonal conditions, regulatory approvals, negotiations of agreements with third parties, commodity prices, costs, availability of equipment, services and personnel, and drilling results. Further, our identified potential drilling locations are in various stages of evaluation, ranging from locations that are ready to drill to locations that will require substantial additional analysis. In addition, the demand for drilling rigs and other equipment and supplies, as well as for qualified personnel with experience in drilling and completing wells and in field operations, including geologists, geophysicists, engineers and other professionals, tends to fluctuate significantly in conjunction with oil prices, resulting in temporary shortages. These shortages and their increased costs could adversely affect our business and financial condition. We cannot predict in advance of drilling and testing whether any particular drilling location will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil or natural gas exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, possibly resulting in a reduction in production from the well or abandonment of the well. If we drill additional wells that we identify as dry holes in our current and future drilling locations, our drilling success rate may decline and materially harm our business. Further, initial production rates reported by us or other operators may not be indicative of future or long-term production rates. In addition, the drilling and exploitation of such oil and gas reserves depends on our ability to acquire the necessary technology and hire personnel or other means of support for the extraction, and on obtaining financing and partners to develop such activities. Due to these uncertainties, we cannot provide any guarantee as to the sustainability of these drilling activities, that such drilling activities will eventually result in proved reserves, or that we will be able to meet our expectations of success, which could adversely affect our production levels, financial condition and results of operations.
Climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our industry and result in increased operating costs and reduced demand for the oil and natural gas we produce.
In December 1993, Argentina approved the United Nations Framework Convention on Climate Change (“UNFCCC”) by Federal Law No. 24,295. The 2015 United Nations Climate Change Conference adopted by consensus the Paris Agreement, which is known to be the successor of the Kyoto Protocol (which was approved in Argentina by Federal Law No. 27,270). The Paris agreement deals with GHG emission reduction measures, targets to limit global temperature increases and requires countries to review and “represent a progression” in their intended nationally determined contributions. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions.
Compliance with legal and regulatory changes relating to climate change set out by the Argentine and Mexican governments, including those resulting from the implementation of international treaties, may in the future increase our costs to operate and maintain our facilities, install new emission controls on our facilities and administer and manage any GHG emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
The effects upon the oil and gas industry relating to climate change and the resulting regulations and regimes promoting alternative energy resources may also lead to declining demand for crude oil and natural gas, or any of their by-products,
in the long-term. In addition, increased regulation of GHG may create greater incentives for the use of alternative energy sources. Any long-term material adverse effect on the oil industry could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of this annual report.
Climate change could impact our operating results, access to capital and strategy.
Climate change poses new challenges and opportunities for our business. The physical effects of climate change such as, but not limited to, increases in temperature and sea levels and fluctuations in water levels could also adversely affect our operations and supply chains.
Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap and trade regimes. More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives, compliance costs and operational restrictions, and/or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs. We expect that a growing share of our GHG emissions could be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits. Additionally, climate activists around the globe are challenging the grant of new and existing regulatory permits. We expect that these challenges are likely to continue and could delay or prohibit operations in certain cases.

In December 2021, we announced our aspiration to become net zero in scope 1 and 2 GHG emissions in 2026. Our plan combines a 35% reduction in absolute GHG emissions from our operation with the development of our nature based solutions portfolio to offset the residual emissions. Achieving our target of becoming net zero on all emissions from our operations could result in additional costs.
We also expect that actions by customers to reduce their emissions will continue to lower demand for hydrocarbons and their by-products,
and potentially affect prices for oil and gas, for example if households continue switching to electric vehicles, if public transport switches to electricity or other renewable fuels, if power generation continues to migrate to cleaner sources to produce electricity, or if hydrogen or alternative sources of green energy are adopted on a massive scale. This could be a factor contributing to additional provisions for our assets and result in lower earnings, cancelled projects, reduced access to capital, and potential impairment of certain assets.
In addition, environmental laws that may be implemented in the future could increase litigation risks and have a material adverse effect on us. For example, in 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, which focused on implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with climate change. If additional requirements were adopted in Argentina, these requirements could add to our production costs (including compliance related costs such as for monitoring or reducing emissions) and impact adversely on our competitiveness, and may also shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.
Compliance with legal and regulatory changes relating to climate change set out by the Argentine and Mexican governments, including those resulting from the implementation of international treaties, may in the future increase the costs to run our operations, through additional tax on emissions or sales of hydrocarbons or refined products, or technical requirements related to emissions measurement or control. Such events would adversely affect our financial condition and results of operations and the market value of our series A shares and ADSs could decline.
Other risks associated with climate change include increased conflict with landowners and local communities, difficulties in the hiring and retention of staff, and increased difficulty accessing technology. Certain investors have also decided to divest their investments in fossil fuel companies. If this were to continue, it could have a material adverse effect on the price of our securities and our ability to access capital markets. Stakeholder groups are also putting pressure on commercial and investment banks to stop financing fossil fuel companies. According to press reports, some financial institutions have started to limit their exposure to fossil fuel projects. Accordingly, our ability to use financing for these types of future projects may be adversely affected. These factors could have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our business, adversely impacting our operating and financial results and limiting our growth opportunities.
If we fail to meet the pace and extent of society’s changing demands for lower carbon energy as the energy transition unfolds, we could fail in sustaining and developing our business.
The pace and extent of the energy transition could pose a risk to the company if our own transition towards decarbonisation moves at a different speed than society’s. If we are slower than society, our reputation may suffer and customers may prefer a different supplier which would adversely impact demand for our hydrocarbon products, including the market value of our non-conventional
acreage and associated resources we expect to develop in the future. If we move faster than society, we risk investing in technologies, markets or low-carbon
products that are unsuccessful because there is limited demand for them. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.
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
Energy saving measures and technological advances may lead to a decline in the demand for oil and gas.
Fuel conservation measures, the demand for alternative fuels, and advances in fuel-saving and power generation technologies may lead to a decline in the demand for oil and gas. Any change in the demand for oil and gas could have a material adverse effect on our financial condition, results of operations, or cash flows.
Our business operations rely heavily on our production facilities.
A material portion of our revenues depends on our oil and gas facilities, which are key to producing, transporting, treating and injecting oil and gas in transportation infrastructure for sale. While we believe that we maintain adequate insurance coverage and appropriate security measures in respect of such facilities, any material damage to, accident at, or other disruption at such production facilities could have a material adverse effect on our production capacity, financial condition and results of operations.
Our activities are subject to social and reputational risks, including negative media attention and the potential for protests by members of the local communities in the places where we operate.
Although we are committed to operating in a socially responsible manner, we may face opposition from local communities and negative media attention. For example, several of our operations are carried out in the province of Neuquén, Argentina. Local communities, including indigenous communities, have engaged in various forms of protest against business activities in general, including oil and gas. Although we consider our relationship with local communities, including indigenous communities to be good, we cannot assure you that any blockade will not impact our operations. Any such action could have an adverse effect on our reputation, financial condition and results of operations.
Our industry has become increasingly dependent on digital technologies to carry out daily operations and is subject to increasing cybersecurity threats.
As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events have also increased worldwide. Even if we have implemented, and continue to implement, a cybersecurity plan (See Item 4—Information of the Company—Business Overview—Information Technology), the technologies, systems, and networks that we have implemented, or may implement in the future, and those of our service providers may be the object of cyberattacks or failures to the security of information systems, which could lead to interruptions in critical industrial systems, the unauthorized disclosure of confidential or protected information, data corruption, or other interruptions of our operations. In addition, certain cyber incidents, such as the advanced persistent threat, may not be detected for a prolonged period of time. We cannot assure you that cyber incidents will not happen in the future and that our operations and/or our financial performance will not be affected.

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
Risks Related to our Company
The historical financial information included in this annual report and the past performance and experience of our Executive Team may not be indicative of future results.
Our business is inherently volatile due to the influence of external factors, such as domestic demand, market prices, availability of financial resources for our business plan and its corresponding costs and government regulations. Our periodic operating results could fluctuate for many reasons, including many of the risks described in this section, which are beyond our control. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of current or future financial conditions, results of operations or trends. Additionally, we believe that the experience of our Executive Team constitutes a differentiated source of competitive strength for us. However, the experience of our Executive Team in the past (whether in Vista or in other companies) may not be indicative of our future results of operations. For more information regarding our historical condensed consolidated financial information, see “Presentation of Information,” “Item 8—Financial Information” and the Audited Financial Statements included elsewhere in this annual report.
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
Our operations involve utilizing some of the latest drilling and completion techniques we have developed, along with those developed by our key service providers. Risks that we face while drilling horizontal wells include, but are not limited to, the following (i) landing the wellbore in the desired drilling zone; (ii) staying in the desired drilling zone while drilling horizontally through the formation; (iii) running casing the entire length of the wellbore; and (vi) being able to run tools and other equipment consistently through the horizontal wellbore.
Risks that we face while completing wells include, but are not limited to, the following: (i) the ability to stimulate the planned number of stages; (ii) the ability to run tools the entire length of the wellbore during completion operations; and (iii) the ability to successfully clean out the wellbore after completion of the final hydraulic stimulation stage.

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
As of December 31, 2021, most of our producing properties and total estimated proved reserves were geographically concentrated in the Neuquina Basin, located in Argentina. A substantial portion of our operations and drilling activity are concentrated in areas in such basins where industry activity is high. As a result, demand for personnel, equipment, power, services and resources may increase in the future, as well as the costs for these items. Any delay or inability to secure the personnel, equipment, power, services and resources could result in oil, NGL and gas production being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our results of operations, cash flow and profitability.
As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of operations or production in this area caused by external factors such as governmental regulation, state politics, market limitations, water or sand shortages or extreme weather-related conditions.
The oil and gas industry is competitive and our ability to achieve our strategic objectives depends on our ability to successfully compete in the market.
The oil and gas industry is competitive and we compete with the major independent and state-owned oil and gas companies engaged in the E&P sector, including state-owned E&P companies that possess substantially greater financial and other resources than we do for researching and developing E&P technologies, accessing to markets, equipment, labor and capital required to acquire, develop and operate our properties. We also compete for the acquisition of licenses and properties in the countries in which we operate.
Should we choose to bid for exploration or exploitation rights with respect to a hydrocarbon area, we would face significant competition not only from private companies, but also from national or provincial public companies.
We are also affected by competition for drilling rigs and the availability of related equipment, leading to higher drilling costs over the past several years. Higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to set rig services contracts with international contractors, or shortages of, and increasing costs for, drilling equipment, services and personnel. While we seek to differentiate our services and products, many of our products are competing in commodity markets. Accordingly, failure to manage our costs and our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition.
We also compete for resources with state-owned oil and gas companies in Argentina and Mexico such as YPF, as well as with privately-owned local and international companies. Such entities could be motivated by political or other factors in making their business decisions. See “Item 4—Information on the Company—Business Overview—Customers and Marketing—Competition.”
We must achieve certain milestones to protect the exploitation rights in our concessions.
In order to keep our exploitation rights in our concessions, we must achieve certain milestones, including investment commitments, related to drilling and production in determined time periods, as stated in the relevant agreements. Operating and maintenance costs may increase significantly due to adverse local or international market conditions, including local recession, foreign exchange volatility or high financing costs, which could prevent us from meeting our commitments under such agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas.
If we do not succeed in meeting these milestones, renewing our agreements, maintaining our operations in these concessions or securing new ones, our ability to grow our business may be materially affected. See “Item 5B—

Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” and “Item 5A—Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Contractual Obligations.”
Our ability to expand our business will depend on how we react to competitive forces.
As we operate in a very competitive business, our competitors may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. As a result of each of the foregoing, we may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel or raising additional capital, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 4—Information on the Company—History and Development of the Company—Competition.”
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
Our success in our acquisition-related activities depends on our ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully with ours.
From time to time we undertake evaluations of opportunities to acquire additional oil and gas assets and businesses. Any resulting acquisitions may be significant in size, may change the scale of our business, and may expose us to new geographic, political, operating financial and geological risks. Our success in these acquisition-related activities depends on our ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with ours. Any acquisition would be accompanied by risks, such as a significant decline in oil or gas prices; the difficulty of assimilating the operation and personnel; the potential disruption of our ongoing business; the inability of management to maximize our financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition, we may need additional capital to finance an acquisition. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. If we fail to overcome these risks, it may have a material adverse impact on our reputation and business.
We may be unable to integrate successfully the operations of recent and future acquisitions with our operations, and we may not realize all the anticipated benefits of these acquisitions.
Our business has included and may include in the future acquisitions of producing properties that include undeveloped acreage. We can give no assurance as to whether we will achieve our desired profitability from our recent acquisitions or any acquisitions we may make in the future. In addition, the inability to successfully assimilate recent and future acquisitions could adversely affect our financial condition and results of operations. Our acquisitions may involve numerous risks, including (i) operating a larger combined organization and adding operations; (ii) difficulties in the assimilation of the assets and operations of the acquired business, especially if the assets acquired are in a new geographic area; (iii) risk that oil and natural gas reserves acquired may not be of the anticipated magnitude or may not be developed as anticipated; (iv) loss of significant key employees from the acquired business; (v) inability to obtain satisfactory title to the assets, concessions, or participation interests we acquire; (vi) a decrease in our liquidity if we use a portion of our available cash to finance acquisitions; (vii) a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions; (viii) dilution to existing shareholders in possible equity financings; (ix) failure to realize expected profitability or growth; (x) failure to realize expected synergies and cost savings; (xi) coordinating geographically disparate organizations, systems and facilities; and (xii) coordinating or consolidating corporate and administrative functions.
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
Our results of operations are subject to foreign exchange fluctuation of the Argentine or Mexican Peso against the U.S. Dollar or other currencies, which could adversely affect our business and results of operations. Both the value of the Mexican Peso and the value of the Argentine Peso have experienced significant fluctuations in the past. The main effects of a depreciation or devaluation of the Argentine or Mexican Peso against the U.S. Dollar would be on (a) our realized crude oil prices, given that gasoline prices in Argentina are denominated in local currency, so significant changes in exchange rate limit the ability of refiners to pass through such changes to the end-users,
and (b) our U.S. Dollar-denominated expenses. Additionally, given several accounting rules it may also negatively affect: (i) deferred income tax associated with our fixed assets, (ii) current income tax and (iii) foreign exchange differences associated with our Argentine or Mexican Peso exposure.
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
Even though we consider that we have insurance coverages consistent with international standards, there is no assurance concerning the availability or sufficiency of insurance coverage with respect to a particular loss or risk. In the event of an accident or other occurrence in our business which is not covered by insurance under our policies, we may suffer significant losses or be forced to provide compensation in a substantial amount from our own resources, which could have a material adverse effect on our financial condition
We are not concessionaires or operating partners in all of our joint ventures, as a result must rely on the activities of our operating partners in such joint ventures. Actions taken by the concessionaires and/or operators in these joint ventures could have a material adverse effect on our success.
Both we and our subsidiaries carry out hydrocarbon E&P activities through unincorporated joint ventures entered into through agreements with third parties (joint operations for accounting purposes). In some cases, our joint venture partners, rather than us, hold the rights to the concession or the E&P license contracts. Pursuant to the terms and conditions of such agreements, one of the parties assumes the role of operator, and therefore assumes the responsibility of executing all activities pursuant to the agreement. However, in certain cases, neither we nor our subsidiaries may be able to assume the role of concessionaire and/or operator, and in such cases we must rely on the activities of our operating partners. For example, as of December 31, 2021, we were not the operator of Sur Río Deseado Este and Acambuco concessions in Argentina. In such cases, we would be subject to risks related to the performance of, and the measures taken by, the concessionaire and/or operator to carry out the activities. Such actions could adversely affect our financial condition and operating results. See “Item 4—Information of the Company—Business Overview—Concessions”, for a more complete description of Sur Río Deseado Este and Acambuco Concessions.
We face risks relating to certain legal proceedings.
We may be parties to labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. While we believe that we have provisioned such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies, particularly those relating to environmental and tax matters, are subject to change as new information develops and it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to us, could significantly exceed any accruals we have provided.
As of December 31, 2021, we employed third-party employees under contract, mostly with large domestic and international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer.
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
As of the date of this annual report, a significant amount of our indebtedness relates to Vista Argentina’s obligations under the Credit Agreement which obligations are guaranteed by us, Aluvional Logísitica S.A., Vista Holding I, Vista Holding II and AFBN S.R.L. (together with certain other entities that become a guarantor under the Credit Agreement from time to time, the “Guarantors”), and are denominated in U.S. Dollars. For a description of the Credit Agreement, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” The Credit Agreement contains a number of restrictive covenants imposing significant operating and financial restrictions on us, on the other Guarantors and on Vista Argentina. These restrictions may limit our ability to create liens on certain assets to secure debt, or create liens to secure debt exceeding certain amounts; dispose assets; merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its or our assets; change its or our existing line of business; declare or pay any dividends or return any capital, other than certain limited payments; make certain investments in bonds and capital stock, among others; enter into transactions with affiliates; change our existing accounting practices (except if required or permitted by applicable law and accounting rules); and modify or terminate the organizational documents of Vista Argentina or any Guarantor.
In addition, as further described in Note 18.1 to the Audited Financial Statements, the Credit Agreement includes some financial covenants by which we are required to maintain, on a consolidated basis, certain financial ratios within specified limits. These ratios include consolidated total debt / consolidated EBITDA; and consolidated interest coverage ratio
These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may be of commercial interest.

A breach of any covenant contained in the Credit Agreement could result in a default under this agreement. If any such default occurs, the administrative agent or the required lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable. If the Credit Agreement were to be accelerated, the assets of Vista Argentina and those of each of the Guarantors, may not be sufficient to repay in full that debt, or any other debt that may become due as a result of that acceleration, and consequently, it could materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness” for more information.
Furthermore, pursuant to the foreign exchange regulations imposed by the BCRA, companies resident in Argentina may only have access the foreign exchange market to repay financial indebtedness, if certain conditions are met and/or they have the prior approval of the BCRA. There can be no assurance that the BCRA will not increase or relax such controls or restrictions, make modifications to these regulations, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Peso, all of which could undermine our ability to repay our financial indebtedness. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations” for more information.
We are subject to Mexican, Argentine and the anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations of other nations. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our reputation, business, financial condition and results of operations.
The United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010 (the “U.K. Bribery Act”), the laws and regulations implementing the Organization for Economic
Co-Operation
and Development Anti-Bribery Convention, the Mexican Administrative Responsibilities Law (
Ley General de Responsabilidades Administrativas
), the Argentine Corporate Criminal Liability Law (
Ley de Responsabilidad Penal Empresaria
) and other applicable anti-corruption laws in other relevant jurisdictions prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. The U.K. Bribery Act prohibits such payments or financial or other advantages being made, offered or promised to or from commercial parties and makes it a criminal offense for a commercial organization to fail to prevent bribery by an associated person (i.e., someone who provides services on behalf of the organization) intending to obtain or retain business or an advantage in the conduct of business on its behalf. In particular, the Argentine Corporate Criminal Liability Law (Law No. 27,401) provides for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact,
directors, managers, employees, or representatives. In this sense, a company may be held liable and subject to fines, cancelation of legal personality and/or suspension of its activities, among other penalties, if such offences were committed, directly or indirectly, with its intervention, or in its behalf, interest or benefit. Furthermore, the Mexican Anti-Money Laundering Law (
Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita
) and its regulations, the Mexican Criminal Code (
Código Penal Federal
), the Argentine Anti-Money Laundering Law (
Ley de Prevención del Lavado de Activos
), which created at the national level the Anti- Money Laundering and Terrorism Financing Regime, criminalizing money laundering, creating and designating the Financial Information Unit (“UIF” for its acronym in Spanish) as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF and finally Sections
303-306
of the Argentine Criminal Code
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
It may be possible that, in the future, reports may emerge alleging instances of unethical and illegal conduct on the part of former agents, current or former employees or others acting on our behalf or on the part of public officials or other third parties doing or considering business with us. While we will endeavor to monitor such reports and investigate matters which we believe warrant an investigation in keeping with the requirements of our compliance program, and, if necessary or appropriate make disclosure and notify the relevant authorities, any fines, other penalties or adverse publicity that such allegations may attract may have a negative impact on our business and reputation and lead to increased regulatory scrutiny of our business practices. Given these risks, we have adopted a code of ethics and conduct (“Code of Ethics and Conduct”) that applies to all of Vista’s officers and employees and third parties (contractors, suppliers, partners) which interact with Vista. Our Code of Ethics and Conduct defines the way in which we do our businesses, and it is designed to help us to comply with our obligations, to respect one another at the workplace and to act with integrity in the market. Our Code of Ethics and Conduct expressly sets forth, among other matters, that no one shall offer, in the name of Vista, directly or indirectly through third parties, anything of value to a public officer, or to his/her representatives, and particularly for the purposes of obtaining or maintain a business, influencing the business decisions or assuring an unfair advantage. Additionally, Vista’s mission to conduct business in an ethical manner also entails the commitment of maintaining accuracy in our accounting books, financial statements and accounting records. Our accounting records, including our financial statements, management reports, contracts and agreements, must always be accurate and reflect the economic facts and transactions with integrity and accuracy, pursuant to the professional accounting standards and the laws governing Vista. All of Vista’s transactions, regardless of their amount, must be properly authorized, executed and recorded. Upon a determination that our codes of ethics has been violated, the Company shall take any appropriate disciplinary actions.
We rely on key third-party suppliers, vendors and service providers to provide us with parts, components, services and critical resources that we need to operate our business. We could face material adverse effects to our business and reputation should these key suppliers, vendors and service providers fail to deliver, or are delayed in delivering, equipment, service or critical resources.
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
The sectors in which we operate are highly unionized. We cannot assure you that we or our subsidiaries will not experience labor disruptions or strikes in the future, which could result in a material adverse effect on our business and returns. Moreover, the sharp deterioration of the global economy as a consequence of the
COVID-19
pandemic may have an impact on the amount of labor actions initiated by our workforce during 2022 and subsequent years.
In addition, we cannot assure you that we will be able to negotiate new collective bargaining agreements in the same terms, on terms that are substantially similar, as those currently in force or that we will not be subject to strikes or labor interruptions before or during the negotiation process of said agreements. The collective bargaining agreement for the period June 2021 to May 2022 was signed on May 11, 2021, with an amendment signed in April 2022. In the future, if we are unable to renegotiate the collective bargaining agreement in satisfactory terms or are subject to strikes or labor interruptions, our results of operations, financial condition and the market value of our shares could be materially affected.

Our performance is largely dependent on recruiting and retaining key personnel.
Our current and future performance and business operations depend on the contributions of our Executive Team, our engineers, and other employees. We rely on our ability to attract, train, motivate, and retain qualified and experienced administrative staff and specialists. No assurance can be given that we will be able to attract and retain personnel for key positions, and replacing any of our key employees could prove difficult and time consuming. The loss of the services and experience of any of our key employees, or our inability to recruit a suitable replacement or additional staff, could have a material adverse effect on our operations, cash flows and/or expectations.
We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined, or by variations in interest rates, including the planned discontinuation of LIBOR.
As of the date of this annual report, our outstanding debt included loans indexed to the London Interbank Offered Rate (“LIBOR”). On March 5, 2021, the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that all LIBOR tenors, which are relevant to us, will cease to be published or will no longer be representative after June 30, 2023. The FCA’s announcement coincides with the March 5, 2021, announcement of LIBOR’s administrator, the ICE Benchmark Administration Limited (the “ IBA”), indicating that, as a result of not having access to input data necessary to calculate LIBOR tenors relevant to us on a representative basis after June 30, 2023, IBA would have to cease publication of such LIBOR tenors immediately after the last publication on June 30, 2023. These announcements mean that any of our LIBOR-based borrowings that extend beyond June 30, 2023 will need to be converted to a replacement rate. In the United States, the Alternative Reference Rates Committee (the “ARRC”), a committee of private sector entities with ex-officio
official sector members convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended the Secured Overnight Financing Rate (“SOFR”) plus a recommended spread adjustment as LIBOR’s replacement. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our operating results. Although SOFR is the ARRC’s recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs for us. It is not yet possible to predict the magnitude of LIBOR’s end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. Any of these proposals or consequences could have a material adverse effect on our financing costs.
Additionally, we are exposed to the fluctuations of the variable interest rates applicable to our indebtedness. We may also incur additional variable-rate debt in the future. Increases in interest rates on variable-rate debt would increase our interest expense, which would negatively affect our financial costs.
Risks Related to the Argentine and Mexican Economic and Regulatory Environments
Our business is largely dependent upon economic and political conditions in Argentina.
Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is largely dependent on economic conditions prevailing in Argentina. You should make your own assessment about Argentina and prevailing conditions in the country before making an investment decision.
The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. In addition, the Argentine economy is also vulnerable to adverse developments affecting its principal trading partners. Argentina’s economic conditions are dependent on a number of factors over which we have no control. We cannot assure you that the Argentine economy will not suffer a recession. If economic or monetary conditions in Argentina were to deteriorate, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial health and results of operations.

Argentine economic conditions are dependent on a variety of factors, including (but not limited to) the following international demand for Argentina’s principal exports; international prices for Argentina’s principal commodity exports; stability and competitiveness of the Argentine Peso with respect to foreign currencies; competitiveness and efficiency of domestic industries and services; levels of domestic consumption and foreign and domestic investment and financing; and the rate of inflation.
The Argentine economy is also particularly sensitive to local political developments. Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential election is scheduled for October 2023. The result of presidential as well as legislative mid-term
and full term elections may lead to changes in government policies that impact upon the Company. We cannot give you any assurance as to whether such changes will occur or as to their timing, nor can we estimate the impact they may have on our business.
In the event of any economic, social or political crisis, the Argentine government’s ability to obtain additional international or multilateral private financing or direct foreign investment may also be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, as well as impair its ability to service its outstanding debt obligations, all of which could have an adverse effect on our business, financial condition or results of operations. In such scenario, companies operating in Argentina may also face the risk of price control over these products, strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing case law on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, sub-contracted
labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how our activities will be affected by such changes.
Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and/or sustain economic growth.
Over the past few years, Argentina has experienced financial distress, which has led to an increase in public debt. During 2020, the Argentine government entered into negotiations with its creditors to restore the sustainability of its external public debt. By August of that year, the Argentine government restructured approximately US$66.5 billion of its U.S. Dollar-denominated global bonds. Additionally, Argentina reached an agreement with the members of the Paris Club under the 2014 Paris Club Settlement Agreement to extend the maturity of its obligations until March 2022. On the other hand, the Argentine government initiated negotiations with the International Monetary Fund (“IMF”) to renegotiate the principal maturities of the US$44.1 billion disbursed between 2018 and 2019 under a
Stand-By
Arrangement, originally scheduled for the years 2021, 2022 and 2023. On January 28, 2022, the Argentine government and the IMF announced that they had reached an understanding on key policies as part of their ongoing discussions an
IMF-supported
program. Later, on March 3, 2022, the IMF and the Argentine government reached a staff-level agreement on the economic and financial policies to be supported by a
30-month
extended fund facility arrangement (the “EFF Agreement”), which was approved by the Argentine Congress through Law No. 27,668 on March 17, 2022, and enacted by Decree No. 130/22. Subsequently, the executive board of the IMF approved the EFF Agreement for an amount equivalent to US$44 billion, including an immediate disbursement of US$9.6 billion.
We cannot assure you that the EFF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. In addition, the long-term impact of these measures and any future measures taken by the current government on the Argentine economy remains uncertain.
Despite the restructuring of Argentina’s public debt carried out between 2020 and 2022, international markets remain cautious with regards to Argentina’s debt sustainability and, as a result, country risk indicators remain high. There can be no assurance that Argentina’s credit ratings would remain in place or otherwise be downgraded, suspended or cancelled. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.
Without renewed access to the financial markets, the Argentine government may not have the financial resources to implement reforms and drive growth. In addition, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds in the amount of US$3.8 million as of December 31, 2021. Any new event of default by the Argentine government could adversely affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.
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
In addition, the Law of Solidarity and Productive Reactivation No. 27,541 (the “Solidarity Law”) empowered the Argentine Executive Branch to “maintain” natural gas tariffs under federal jurisdiction, renegotiate the integral tariff revision or initiate an extraordinary revision in accordance with Laws No. 24,065 and No. 24,076. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—The Social Solidarity and Productive Reactivation Law.”
Any such controversies, limitations or export restrictions or any other measures imposed by Argentine authorities could have a material adverse effect on our future business, financial condition, results of operations, cash flows and/or prospects and as a consequence, the market value of our series A shares or ADSs may decline.
Mexico
On May 4, 2021, the bill to reform and amend the Hydrocarbons Law (
Ley de Hidrocarburos
), was published on the Official Gazette (the “Hydrocarbons Law Reform”). The Hydrocarbons Law Reform grants greater powers to the Ministry of Energy (SENER) and the Energy Regulatory Commission (“CRE”,
Comisión Reguladora de Energía
) to grant, review and revoke the different permits contemplated in the Hydrocarbons Law. The main objectives of the Hydrocarbons Law Reform include, among others (i) compliance with the public policy of minimum storage of petroleum products issued by the SENER; (ii) increasing the regulation of the revocation of existing permits; (iii) combating fuel theft (illegal bunkering); (iv) providing for the suspension of permits in the event of a national security problem; and (v) including new causes for the revocation of permits.
Moreover, the Hydrocarbons Law Reform wrestles back public control of Mexico’s fuel sales sector. Consequently, the Hydrocarbons Law Reform has a greater impact on entities in the downstream and midstream segments. The amendments introduced by the Hydrocarbons Law Reform affect all kinds of permits, indistinctly, resulting in SENER and CRE having the ability to: (i) revoke, suspend or intervene, export and commercialization permits of hydrocarbons; (ii) liquefaction, transportation and storage of natural gas, oil or petroleum products; and (iii) import, commercialization, distribution and retail of petroleum products.
In light of these reforms, the Mexican Judiciary has admitted more than five thousand injunctions to halt the implementation of some of the measures adopted by the current Mexican Government and minimize the impact of the amendments to the Hydrocarbons Law Reform.
While the Hydrocarbons Law Reform, in principle, does not seem to affect the activities of hydrocarbons exploration and production under our E&P license contracts, it is important to note that, given the broad authority granted to the CRE and SENER, the Hydrocarbons Law Reform may potentially impact our sale of crude oil and natural gas, as such activity is executed through our commercialization permit granted by the CRE (and may indirectly affect the development of our E&P activities under our license contracts).
Additionally, on September 30, 2021, President Andres Manuel Lopez Obrador presented a constitutional initiative to reform the energy sector in Mexico before the Chamber of Deputies (the “Reform”). The Reform consists of amending certain guidelines and precepts of the Mexican energy sector by revising Articles 25, 27 and 28 of the Mexican Constitution and its corresponding amendment to secondary laws, mainly the Electricity Industry Law (
Ley de la Industria Eléctrica
).
On April 17, 2022, the Reform was voted on in the Chamber of Deputies. With 275 votes in favor, 223 against and zero abstentions, the Reform was not approved despite having more votes in favor, as it did not gather the sufficient votes to reach the qualified majority on the Chamber of Deputies (333 votes in favor) required for the Energy Reform to pass. As a consequence, the energy sector, at a constitutional level, remains unchanged as it was approved during the 2013 Energy Reform.
The Reform intended for the Mexican State to retake control of the electricity sector through its state-owned productive company, the Federal Electricity Commission (
Comisión Federal de Electricidad
, “CFE”) through, among others, the establishment of the following conditions:

a)
both CFE and Pemex would have ceased to be productive state-owned companies and would have become governmental entities, by once again becoming companies wholly controlled by the Federal Government in charge of securing Mexico’s energy sovereignty;

b)
the cancellation of all power generation permits (including all permit applications pending resolution) and power purchase agreements currently in force, as well as the non-recognition
of self-supply and independent power producer permits modified and in force prior to the 2013 Energy Reform;

c)	CFE would have had the constitutional right to generate at least 54% (fifty-four) percent of Mexico’s electrical power, leaving the remaining 46% (forty-six) percent to the private sector;

d)	CFE would have been granted the authority to determine Transmission and Distribution tariffs and effectively nullify the Clean Energy Certificates program (CELS); and

e)	CNH would have been absorbed by SENER and no longer would have been and independent regulator.
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
Argentina and Mexico are standalone and emerging market economies, respectively, according to MSCI Inc. Investing in such markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s and Mexico’s economic results, which can stem from many factors, including but not limited to, the following: high interest rates; abrupt changes in currency values; high levels of inflation; exchange controls; wage and price controls; regulations to import equipment and other necessities relevant for operations; changes in governmental economic, administrative or tax policies; political and social tensions. The impact of hostilities or political problems in other countries could affect international trade, the price of commodities and the global economy; and ability to obtain financing from international markets.
Any of these factors, as well as volatility in the capital markets, may adversely affect our business, results of operations, financial condition, the value of our series A shares and ADSs, and our ability to meet our financial obligations.
We are or could be subject to direct and indirect restrictions on imports and exports under Argentine law.
The Argentine Hydrocarbons Law allows hydrocarbons exports, as long as such volumes are not required for the Argentine domestic market and as long as these are sold at reasonable prices. In this respect, oil and gas companies have faced restrictions to export crude oil from Argentina, therefore limiting their access to greater revenues when international prices are above domestic prices in Argentina.
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
Additionally, there are certain obligations and restrictions for exporters in accordance with current in-force
FX regulations, including, but not limited to, obligation to repatriate and settle in Argentine Pesos in the local exchange market proceeds from exports of goods. See “Item 10—Additional Information—Exchange Controls .”
We cannot predict for how long these restrictions on exports will remain in force, or whether future measures will be taken that adversely affect our ability to export and import gas, crude oil, or other products and, consequently, affect our financial condition, results of operations, and cash flows.
Regarding imports, in recent years, the Argentine government has implemented certain measures that control and restrict imports of many products and services, including some product and services which are needed for oil and gas operations. Such restrictions could delay some of our projects and negatively impact our operations and financial metrics.
Furthermore, in order to reduce natural gas imports and the use of the BCRA’s foreign exchange reserves for the payment thereof, the Argentina National Congress enacted Law No. 27,007, which increased the number of participants eligible to benefit from the Investment Promotion Regime under the Hydrocarbons Law. In addition, by Decree No. 892/2020, dated November 13, 2020, the Argentine Government implemented the Argentine Natural Gas Production Promotion Plan—Supply and Demand Scheme 2020-2024. If the Argentine government were unable to comply with its obligations in connection with the importation of natural gas could materially and adversely affect the Argentine economy and our business, financial condition and results of operations. Therefore, we may face restrictions, higher costs, and delays in the delivery of goods that could have effects on our operational performance, and therefore, affect our financial condition, results of operations, and cash flow.
Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.
The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-resident
shareholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitations on the transfer of securities into and from Argentina; (v) establishing certain mandatory refinancing on U.S. Dollar-denominated debt; and (vi) the implementation of taxes on certain transactions involving the acquisition of foreign currency.
There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to our indebtedness payable in foreign currency, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and our business, financial condition and results of operations. For additional information, please see “Item 10—Additional Information—Exchange Controls.”
In addition, we cannot assure you that the Mexican government would not impose exchange controls or other confiscatory measures.

The imposition of export duties and other taxes have adversely affected the oil and gas industry in Argentina and could adversely affect our results in the future.
In the past, the Argentine government has imposed duties on exports, including exports of oil and liquid petroleum gas products (for example, among others, by means of the Solidarity Law and Decree 488/2020). Under the current regulation, export duties on crude hydrocarbons are 8%.
Export duties and taxes may have a material adverse effect on Argentina’s oil and gas industry and our results of operations. We produce exportable goods and an increase in export taxes is likely to result in a decrease in our products’ price, and, therefore, may also result in a decrease of our sales. We cannot guarantee the impact of those or any other future taxes and measures that might be adopted by the Argentine government on demand and prices for hydrocarbon products and, consequently, our financial condition and result of operations.
The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations.
Historically, inflation has materially undermined the Argentine economy and the Argentine government’s ability to create conditions that foster growth. In recent years, Argentina has experienced high inflation rates.
The consumers price index published by the INDEC (the
Índice de Precios al Consumidor
, or “IPC”) variation for the period from January to December 2021 was 50.9%.
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
Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. See “—Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations in Argentina” below. Increased inflation could adversely affect the Argentine economy and, in turn, could adversely affect our business, financial condition and the market price of our series A shares and the ADSs.
Significant fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and our business and results of operations in Argentina.
Fluctuations in the value of the Argentine Peso may adversely affect the Argentine economy, our financial condition and results of operations. While most of our revenues are denominated in U.S. Dollars, upstream players could be limited by the ability of refiners to pass through crude oil prices to the pump prices, which are denominated in local currency, in the event of significant increases in international crude oil prices or in exchange rates. For example, despite the rapid increase in Brent during the first quarter of 2022, from US$77.2 /bbl on December 31, 2021, to US$107.6 /bbl on March 31, 2022, domestic crude oil prices in Argentina remain around US$60 /bbl for Medanito type crude oil. This can generate risk to our revenue stream in volatile macroeconomic environments. We are therefore exposed to the risks associated with the fluctuation of the Argentine Peso relative to the U.S. Dollar.

The continued depreciation of the Argentine Peso could have a material adverse effect on Argentina’s economy and, consequently, our cash flows, financial condition and results of operations.
The ability of the Argentine government to stabilize the foreign exchange market and restore economic growth is uncertain. An appreciation of the Peso in real terms affects the competitiveness of the economy, including the oil and gas sector, as makes goods and services denominated in local currency more expensive in relative terms. This could increase our operating and capital expenditures, and negatively affect our financial performance. A significant appreciation in real terms of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Such an appreciation could also have a negative effect on the growth of the economy and employment and reduce tax collection in real terms.
Our properties may be subject to expropriation by the Mexican and Argentine governments for public interest reasons.
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
We cannot assure that any acts of expropriation by the Argentine or Mexican governments, changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations will not have a material adverse effect on our operation and business, or the Argentine or Mexican economies in general and, as a consequence, adversely affect our financial condition, our results of operations.
Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations in Argentina.
In the past, the Argentine government has intervened directly in the economy through expropriation, nationalization, price controls and exchange controls, among others.
Historically, the Argentine government has adopted measures to directly or indirectly control the access of private companies and individuals to foreign trade and foreign exchange markets, such as restricting its free access and imposing the obligation to repatriate and sell in the local foreign exchange market all foreign currency revenues obtained from exports. These regulations prevent and limit us from offsetting the risk derived from our exposure to the U.S. Dollar. Our business and operations in Argentina may also be adversely affected by measures adopted by the Argentine government to address inflation and promote sustainable macroeconomic growth.
A low growth rate and high inflation scenario is likely to occur in the future as a result of the accumulation of macroeconomic imbalances in recent years, the Argentine government’s regulatory actions and difficult international economic conditions, as well as the additional stress imposed by the
COVID-19
pandemic. We cannot give any assurance that the policies implemented by the Argentine government will not adversely affect our business, results of operations, financial condition, value of our securities and ability to meet our financial obligations.
Argentina’s economy is highly sensitive to local political developments, which in the past have had an adverse impact on the level of investment. Future developments may adversely affect Argentine economy and, in turn, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.
In addition, the Argentine government has enacted laws and regulations requiring private sector companies to maintain certain wage levels and provide their employees with additional benefits. On December 13, 2019, the current administration declared a labor emergency for a
180-day
term. In this context, the Argentine government doubled the amount of the statutory severance payments payable to employees hired before December 13, 2019 and dismissed between December 13, 2019 and June 13, 2020. The labor emergency was further extended by Decree No. 39/21 and Decree No. 886/21 through June 30, 2022. Decree 886/21 also provides that double severance payments will be progressively reduced until they are effectively finalized in June 2022.
On December 20, 2019, the Argentine congress enacted the Solidarity Law, declaring a public emergency on the economic, financial, fiscal, administrative, social and energetic fronts, among others, thus delegating in the Argentine Executive Branch the ability to ensure the sustainability of public indebtedness, regulate the energetic tariff restricting through an integral review of the current tariff regime and the intervention of supervisory entities, among others. The Solidarity Law establishes the restructuring of the energy tariff scheme and froze the natural gas and electricity tariffs. In addition, the Solidarity Law entitles the Argentine Executive Branch to intervene the ENARGAS and the ENRE.
On March 17, 2020, Decree No. 278/2020 was published in the Official Gazette, which provides for the State intervention in ENARGAS until December 31, 2020, which was extended by Decree No. 1,020/2020 until the earlier of (i) December 31, 2021, or (ii) until the end of the renegotiation of the tariff revision provided for by the decree is completed, the earlier of. Afterwards, the intervention was extended until December 31, 2022, by means of Decree No. 871/2021.
We cannot predict the impact that the Solidarity Law may have, nor the measures that could be adopted by the current administration regarding the Argentine economy in order to meet its financial obligations, which might negatively affect our business, financial condition and results of operations.
In the future, the Argentine government may impose further exchange controls and restrictions on transfers abroad, restrictions on the movement of capital or take other measures in response to capital flight or a significant depreciation of the Argentine Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could have an adverse effect on economic activity in Argentina and, consequently, adversely affect our business and results of operations and cause the market value of our series A shares or ADSs to decline.
Investors in stand-alone and emerging markets, where our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks, as well as risks related to fluctuations in the global economy.
Our operations are located in stand-alone and emerging markets, such as Argentina and Mexico, respectively. According to a statement from MSCI Inc., Argentina was considered an emerging market until June 2021, when it was reclassified as stand-alone market. As per the MSCI Global Market Accessibility Review, while nations classified as emerging market are developing countries with potential growth in their economies, trade relations with other countries, stability of institutional framework, equal rights to foreign investors and low levels of capital flow restrictions, countries classified as stand-alone markets are those that are currently partially or fully closed to foreign investors, where stock lending and short selling are activities that are either not developed or completely prohibited, with small capital markets and political tensions.
Mexico’s emerging market status was also concurrently confirmed. Economic and market conditions in Argentina and other emerging market in Latin America influence the securities market issued by Argentine companies. Volatility in the securities markets in Latin America and emerging market countries, as well as possible increases in interest rates in the United States and other developed countries, may have a negative impact on the trading value of our securities and the conditions under which we can access international capital markets. In addition, stand-alone markets include additional risks, such as governmental restrictions that may limit investment and the risk associated with political developments.
In addition, the SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against
non-U.S.
companies and
non-U.S.
persons, including company directors and officers, in certain standalone and emerging markets, including Argentina and Mexico. Additionally, our public shareholders may have limited rights and few practical remedies in standalone and emerging markets where we operate, as shareholder claims that are common in the United States, including class action based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many standalone and emerging markets.

As we operate in standalone and emerging markets such as Argentina and Mexico, we may be exposed to any one or a combination of these risks, and our business, prospects, financial condition and results of operations could be adversely affected.
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
The Hydrocarbons Law, as amended, provides for oil and gas concessions to remain in effect for 25 years, 35 years for unconventional concessions and 30 years for offshore concessions, in each case, as from the date of their award and subject to extensions for periods of up to 10 years each. In order to be eligible for an extension of a concession under the modifications of Law No. 27,007, concessionaires must (i) have complied with their obligations, (ii) be producing hydrocarbons in the concession under consideration and (iii) submit an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession.
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
No assurance can be given that our concessions will be renewed in the future by the competent authorities based on the investment plans submitted to that effect, or that such authorities will not impose additional requirements for the renewal of such concessions or permits. Additionally, five of our concessions were granted for a
35-year
period and with royalties of 12%, under the terms prescribed by Law 27,007. We cannot assure you that any future legislation the Argentine government may enact from time to time may not affect such concessions.
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
Mexico
Our E&P license contract is valid for 30 years and may be renewed for up to two additional periods of up to five years each, subject to the terms and conditions set out in the contract. The power and authority to extend the term of existing and future contracts lies with the CNH. Under the existing contracts, in order for an E&P license contract to be eligible for an extension, the developer must (i) be in compliance with the terms of such contracts, (ii) submit an amendment proposal to the development plan and (iii) commit to maintain ‘sustained regular production’ throughout each extension.
No assurance can be given that our contracts will be renewed in the future by the CNH based on the investments plans submitted to that effect, that such authority will not impose additional requirements for the renewal of such contract, or that we will continue to have a good business relationship with the new and future administrations.
A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations.
The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations.
The effects of an economic crisis on our customers and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business financial condition and results of operations. The financial and economic situation in Argentina, Mexico or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business. See “—The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth” below.
The Argentine economy can be adversely affected by economic developments in the global financial markets, and by more general “contagion” effects from other financial markets, which could have a material adverse effect on Argentina’s economic growth.
Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crises and market conditions in other markets worldwide. Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, the withdrawal of the United Kingdom from the European Union (“Brexit”), geopolitical tensions between the United States and a number of foreign countries, the ongoing war between Russia and Ukraine, decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and other non-OPEC
oil-producing
nations with respect to oil production that affect oil prices, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, including the result of the ongoing
COVID-19
pandemic, could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, among others. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.
Consequently, there can be no assurance that the Argentine economy and securities markets will not be adversely impacted by events affecting the world, a particular region, developed economies, emerging markets or any of Argentina’s major trading partners, which could in turn adversely affect our business, financial condition and results of operations, and the market value of our ADSs. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and, consequently, adversely affect Argentina’s economy and our financial condition and results of operations.

Restrictions on the supply of energy could negatively impact the Argentine economy and, therefore, our business, financial conditions and results of operations.
As a result of prolonged recession and the forced conversion of energy tariffs into Argentine Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which prompted the Argentine government to adopt a series of measures that have resulted in industry shortages and/or higher costs, including, but not limited to: importing natural gas to compensate for shortages in local production, using BCRA reserves given the absence of foreign direct investment, increasing the number of participants eligible to benefit from the Promotional Investment Regime under the Hydrocarbons Law, and creating Gas.Ar Plan. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina.” In the event that these measures do not have the effect sought by the Argentine government, the latter could be forced to continue to import natural gas which, as mentioned above, could have a negative impact on the BCRA’s foreign currency reserves. If the Argentine government is unable to pay for imports of natural gas, economic activity, business and industries may be adversely affected.
The Solidarity Law empowered the Argentine Executive Branch to “maintain” natural gas tariffs under federal jurisdiction, renegotiate the integral tariff revision or initiate an extraordinary revision. Also, the Solidarity Law entitles the Argentine Executive Branch to intervene in the management of the ENARGAS (Ente Nacional Regulador del Gas) and the ENRE. On March 17, 2020, Decree No. 278/2020 was published in the Official Gazette, which provides for the State intervention in ENARGAS until December 31, 2020, which was extended by Decree No. 1,020/2020 until the earlier of (i) December 31, 2021, or (ii) until the end of the renegotiation of the tariff revision provided for by the decree is completed, the earlier of. The intervention was extended until December 31, 2022, by means of Decree No. 871/2021.
In December 2020, the Argentine government decreed the initiation of a comprehensive rate review for services rendered by providers of public transportation and distribution services of electric energy and natural gas under federal jurisdiction. The renegotiation of the current tariffs is expected to be completed within a two-year
period, and will be conducted by the ENRE and ENARGAS respectively, enabling citizen participation mechanisms.
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
There is uncertainty about what other measures the Argentine government may adopt related to tariffs, and the impact they may have on the economy of the country. If the federal Argentine government does not resolve the negative effects on the production, transportation and distribution of energy in Argentina with respect to both the residential and industrial supply, this could reduce confidence and adversely affect Argentina’s economy and financial situation and cause political instability. On the other hand, if the necessary investment to increase the production of natural gas and the transportation and distribution of energy is not determined in a timely manner, the economic activity in Argentina could be negatively affected and our business, financial condition and results of operations could be negatively affected.
Federal and provincial elections in Argentina may generate uncertainty in the Argentine economy and, consequently, on our businesses.
Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential and legislative elections are scheduled for October 2023. Changes in the local and federal administrations may also imply alterations of programs and policies that apply to the oil and gas sector. Argentina’s president and its Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy. Therefore, we cannot foresee measures that might be adopted by any future federal administration, or by any future administration at the provincial level, and the effect any such measures might have on the Argentine economy and the ability of Argentina to comply with its financial obligations, which could negatively affect our business, financial condition and results of operations. In addition, we cannot assure you that economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares or ADSs to decline.
Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition and, consequently, our business.
A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. In Transparency International’s 2021 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 96 (with one being the least corrupt country and 180 being the most corrupt country), decreasing from the previous survey in 2020.
As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Argentine Public Prosecutor (
Ministerio Público Argentino
). Companies involved in the investigations may be subject to, among other consequences, a decrease in their credit ratings, claims filed by their investors, and may further experience restrictions in their access to financing through the capital markets, together with a decrease in their income. The potential outcome of these and other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated, as well as on the general market perception of the economy, political environment and the capital markets in Argentina. We have no control over and cannot predict the outcome of any such investigations or allegations nor their effect on the Argentine political and economic instability, nor the can we predict the adverse effect on our commercial activities and results of operations.
Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment.
The Argentine State owns the hydrocarbons reserves located in the subsoil in Argentina.
The Hydrocarbons Law provides that liquid and gaseous hydrocarbon deposits located in the territory of the Argentina and in its continental shelf belong to the inalienable and imprescriptible patrimony of the Argentine State, either at the Federal or Provincial level, depending on the location of such deposits. However, the exploration and production of oil and natural gas is carried out through exploration permits and exploitation concessions granted to public and private companies. Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Argentine government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Argentina. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina.”
Economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.
A deterioration in Mexico’s economic condition, social instability, political unrest, changes in governmental policies, or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain financing. Additionally, the Mexican government has announced several budget cuts in recent years in response to declines in international crude oil prices. Any new budget cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.
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
Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. The Mexican presidential elections of 2018 resulted in an administration change effective as of December 1, 2018. The current Mexican Federal administration was elected by a significant majority of the electorate and the coalition
Juntos Haremos Historia
gained control of both chambers of the Federal Congress, which has given
Morena
(the party of Andrés Manuel López Obrador) considerable power to enact, modify or terminate legislation, including constitutional amendments. Members of the current administration, including president Andrés Manuel López Obrador have expressed, among other things, their desire to modify and/or terminate certain structural reforms. Some relevant changes in public policy and legislation sponsored by the current administration have already been enacted and/or implemented and some are under way (see “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Our operations are subject to extensive and changing regulation in the countries in which we operate”). There cannot be any assurance in the predictions of how the current administration will be conducted and any measure adopted by such new administration could have uncertain results and negative impacts. In this context, the availability of updated official technical and economic information regarding the energy sector by the Ministry of Energy and the corresponding regulators has decreased as opposed to past administrations. Additionally, other events and changes, and any political and economic instability that may arise in Mexico, could have a material adverse effect on the economy of the country. The extent of such impact cannot be accurately predicted. We cannot provide any assurances that political developments in Mexico will not have an adverse effect on the Mexican economy or oil and gas industry and, in turn, our business, results of operations and financial condition, including our ability to repay our debt. There is no guarantee that the Mexican political environment will continue its relative stability in the future.
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
The Mexican Constitution provides that the Mexican nation, and not us, owns all petroleum and other hydrocarbon reserves located in the subsoil in Mexico. Article 27 of the Mexican Constitution provides that the Mexican government will carry out E&P activities through contracts with third parties or allocations awarded to State Productive Enterprises (
empresas productivas del Estado
). The Mexican Hydrocarbons Law allows us and other oil and gas companies to explore and extract the petroleum and other hydrocarbons reserves located in Mexico, subject to the entry into agreements pursuant to a competitive bidding process. Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Mexican government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. For more information, see “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Mexico.”
Recent amendments to the General Rules of Foreign Trade for 2020 may restrict the company’s options to export hydrocarbons from Mexico or affect the company’s business plan.
On June 11, 2021, the Mexican Tax Administration Service (
Servicio de Administración Tributaria
or SAT) published the Seventh Resolution of Amendments to the General Rules of Foreign Trade for 2020 (
Séptima Resolución de Modificaciones a las Reglas Generales de Comercio Exterior para 2020)
in the Federal Official Gazette. In particular, the amendment to Rule 2.4.1. has generated uncertainty among investors in the sector. The amendment implies that only state-owned productive enterprises (PEMEX or CFE) and their subsidiaries may obtain (i) the authorization to import or export hydrocarbons, fuels, petrochemicals, and other products from a place other than the authorized location or, (ii) the extension of such authorization. As a result, private investors may only import and export said products through customs, customs sections, international airports, authorized border crossings, ports, railway terminals that have customs services, and the other locations set forth in Article 9 of the Regulation of the Customs Law (
Reglamento de la Ley Aduanera
); while the State-owned companies will not be bound by such restrictions. This amendment may significantly restrict the company’s option to export hydrocarbons from Mexico or affect the company’s business plan.
The U.K.’s exit from the European Union will have uncertain effects.
The United Kingdom (“UK”) ceased to be a member state of the European Union (“EU”) on January 31, 2020, commonly referred to as “Brexit.” In December 2020, the UK and the EU agreed on a trade and cooperation agreement. Notably, under the trade and cooperation agreement, UK service suppliers no longer benefit from automatic access to the entire EU single market, UK goods no longer benefit from the free movement of goods and there is no longer the free movement of people between the UK and the EU. The long-term impact of the trade and cooperation agreement on our business is currently unclear. Adverse consequences concerning Brexit or the EU could include deterioration in global economic conditions, instability in global financial markets, political uncertainty, continued volatility in currency exchange rates, or adverse changes in the cross-border agreements currently in place, any of which could have an adverse impact on our financial results in the future.
The coronavirus and the measures taken or to be implemented by the Argentine and Mexican governments in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations.
In late December 2019, a notice of pneumonia originating from Wuhan, Hubei province
(COVID-19,
caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures have been undertaken by the Argentine and Mexican governments and other governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sports events, restrictions to cultural sites and tourist attractions and extension of holidays, among many others. However, the virus spread globally and, as of the date of this annual report, has affected almost every country around the world, including Argentina and Mexico.
To date, the outbreak of the novel coronavirus has caused significant social and market disruption, including in the oil and gas market. During 2020, the Company’s revenues and financial condition were severely hit due to the reduced demand for oil and gas, and the collapse in oil and gas prices. Due to these issues, we decided to stop all drilling and completion activities, both in Argentina and Mexico, which negatively impacted our production by delaying development projects. The long-term effects to the global economy and the Company of epidemics and other public health crises, such as the on-going
novel coronavirus, are difficult to assess or predict, and may include risks to employee health and safety, and reduced sales in geographic locations impacted. In addition, an actual or expected economic slowdown may adversely affect the demand and prices of our oil and gas products. We may also be affected by the need to implement policies limiting the efficiency and effectiveness of our operations, including the suspension of our field operations in the concessions we operate or work from home policies for personnel not involved in direct field operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
During 2021, the Argentine government gradually eased restrictions in place to contain the impact of the pandemic, such as re-opening
schools, removing restrictions on domestic and international air travel, making the use of masks in public places optional, allowing public in massive sports and cultural events, in view of the progress made in vaccination campaigns. As of March 1, 2022, 80% of the population in Argentina had been fully vaccinated against
COVID-19.
In order to mitigate the adverse effects of the
COVID-19
pandemic on the local economy, the Argentine government has adopted a series of fiscal and monetary measures, in addition to measures adopted by the Central Bank. These include a ban on layoffs, price controls, freezing and/or deferring payments on certain loan installments, extending medical benefits, reducing the tax burden and other financial assistance programs. While these measures have already helped to mitigate the impact of the pandemic and may help in the future to mitigate the impact of the pandemic on the Argentine economy in general, they may also have a negative impact on our business, financial condition and results of operations.
Additionally, since June 2020, Mexico’s federal government has used a four-tiered biweekly traffic light monitoring system to alert residents to the epidemiological risks of
COVID-19
and provide guidance on restrictions on certain activities in each of the country’s states. Although the
COVID-19
Omicron variant has resulted in a slight increase in the rate of infection in Mexico, the federal government has deemed all 32 states are safe to remain open for business, although for a few of the states it has implemented some cautions including, among others, mobility and activity restrictions preventing companies, businesses, and individuals to carry out their normal activities, as well as the imposition of financial and economic measures to face the economic and financial impact of this event. As of March 21, 2022, all of the states are in a green status, at which point all activities are allowed and no mobility restrictions are no longer in place. Moreover, as of March 1, 2022, 61 % of Mexico’s adult population had been fully vaccinated against
COVID-19.
It is likely that in the event a new wave of
COVID-19
infections emerge or the pandemic worsens, the Mexican authorities will impose mobility and activities restrictions once again as deemed appropriate, which could have an impact on our operations, financial performance and development plans in such country, as experienced during 2020.

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
Joint and several tax liability.
The Mexican government approved and published a tax provision in the Mexican Federal Official Gazette (Diario Oficial de la Federación) whereby from January 1, 2022, Mexican resident companies may be joint and severally liable for the taxes triggered by non-Mexican
tax residents on the sale or disposition, to another
non-Mexican
tax resident party, of their shares or securities representing property of assets, issued by such companies, if the relevant Mexican resident company fails to provide certain information in respect of certain dispositions or sales to the Mexican tax authorities and the non-Mexican
seller fails to comply with the obligation to pay the relevant tax. Given the mechanisms and procedures inherent to stock exchanges, including the volume of trading in the NYSE, Mexican companies, including us, have practical challenges in identifying and tracking the sale or disposition of the ADSs held by our investors, irrespective of them being Mexican or non-Mexican
tax resident. Therefore, if the
non-Mexican
resident fails to pay taxes triggered on the sale and we fail to comply with the abovementioned information obligation, the tax authorities may assess joint and several liability on the Company for any unpaid taxes derived from the disposition or sale of the ADSs conducted by non-Mexican
residents to another
non-Mexican
resident where certain requirements set forth in the Mexican Tax Law and its regulations are not complied with for such sale or disposition of ADSs to be exempt in Mexico. This potential assessment could have an adverse effect on our business, equivalent to the joint and several liability of the unpaid taxes.
Risks Related to our series A shares and the ADSs
The series A shares and ADSs are traded in more than one market and this may result in price variations; in addition, investors may not be able to easily move securities for trading between such markets.
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
Volatility in the market price of our series A shares and the ADSs may prevent investors from selling their securities at or above the price that they paid for them. The market price and market liquidity of our series A shares and the ADSs may be adversely affected by a number of factors, including, but not limited to, the extent of investor interest in us, the attractiveness of our series A shares in comparison to other equity securities (for instance, shares issued by a company with larger operating history in our own industry), our financial performance and general market conditions. Certain additional factors that could negatively affect, or result in fluctuations in, the price of our series A shares and the ADSs include actual or anticipated variations in our operating results; potential differences between our actual financial and operating results and those expected by investors; investors’ perceptions of our prospects and the prospects of our sector; new laws or regulations or new interpretations of laws and regulations, including tax guidelines, applicable to the energy sector, our series A shares and/or the ADSs; general economic trends and risks in the United States, Latin American or global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; changes in our operations or earnings estimates or publication of research reports about us or the Latin American energy industry; market conditions affecting the Latin American economy generally or borrowers in Latin America specifically; significant volatility in the market price and trading volume of securities of companies in the energy sector, which are not necessarily related to the operating performance of these companies; additions to or departures from our Executive Team; completing (or failing to complete) additional acquisitions or executing additional concession agreements; speculation in the press or investment community; changes in the credit ratings or outlook assigned to Latin American countries, particularly Mexico and Argentina, and entities of the energy sector; political conditions or events in Argentina, Mexico, the United States and other countries; and enactment of legislation or other regulatory developments that adversely affect us or our industry.
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
Because ADS holders do not hold their series A shares directly, they are subject to additional risks, including as an ADS holder, we do not treat you as one of our shareholders and you may not be able to exercise shareholder rights; distributions on the series A shares represented by your ADSs are paid in Mexican Pesos to a custodian through S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) and before such custodian transfers any such distributions to the depositary for your benefit, it would be required to deduct withholding taxes, if any. The depositary would also be required to convert distributions made in Mexican Pesos into U.S. Dollars. Additionally, if the exchange rate fluctuates significantly prior to the depositary converting any distribution into U.S. Dollars, the amount of such distribution may decrease in terms of U.S. Dollars; and we and the depositary may amend or terminate the Deposit Agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs.
We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses and holders of our series A shares and ADSs may suffer further dilution.
We adopted our Long Term Incentive Plan in April 2018 for purposes of attracting and retaining talented people as officers, directors, employees and consultants which are key to us, incentivizing their performance and aligning their interests with ours. Under the Long Term Incentive Plan, our Board of Directors is authorized to grant restricted series A shares (“Restricted Stock”) and options to purchase our series A shares (“Stock Options”) to our officers, directors, employees and consultants. We reserved 8,750,000 series A shares issued on December 18, 2017 for the implementation of the Long Term Incentive Plan. As of the date of this annual report, 2,381,834 series A shares have been vested and are outstanding in connection with the Long-Term Incentive Plan. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
Additionally, the vesting of series A shares reserved for the Long Term Incentive Plan may cause immediate dilution to our existing shareholders and may also have a dilutive effect in our earnings per share. If all 6,368,166 series A shares currently reserved for the Long Term Incentive Plan became outstanding, our issued and outstanding share capital would increase approximately 7% based on 89,197,406 series A shares outstanding as of the date of this annual report.
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
If an acquirer does not comply with the procedures described above, such acquired shares or shares regarding any voting agreement will not have any voting rights at any shareholders’ meeting of our Company. Any such acquired shares which have not been approved by our Board of Directors shall not be registered in our stock registry book, entries in our stock registry book made beforehand will be canceled and the Company will not acknowledge or give any value to the records or listings referred to in Article 290 of the Mexican Securities Market Law (
Ley del Mercado de Valores
), any other provision that might substitute it from time to time and other applicable law. Therefore, such records or listings mentioned above will not be considered evidence of ownership of shares, shall not grant the right to attend shareholders’ meetings or validate the exercise of any legal action, including any legal action of a procedural nature.

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
The issuance of shares upon the exercise of outstanding warrants may cause immediate dilution to our existing shareholders. As of the date of this annual report, we had 70,000,000 Warrants and 29,680,000 Sponsor Warrants outstanding (totaling 99,680,000 warrants outstanding) that are exercisable for 23,333,333 and 9,893,333 series A shares, respectively. Three warrants entitle the holder thereof to purchase one series A share at a price of US$11.50 per series A share. The exercise of such warrants and the corresponding issuance of series A shares may also have a dilutive effect in our earnings per share. The warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for a series A share for any 20 trading days within an applicable
30-trading
day period equals or exceeds the Mexican Peso equivalent of US$18.00 and we decide to early terminate the exercise period thereof. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”
If all outstanding warrants were exercised, our issued and outstanding share capital would increase by 33,226,667 series A shares, or approximately 37% based on 89,197,406 series A shares outstanding as of the date of this annual report. This would result in an immediate dilution to our shareholders and ADSs holders. Exercise of the outstanding warrants may also put demand pressure on the price of our series A shares and the ADSs.
The payment and amount of dividends, or share
buy-backs,
are subject to the determination of our shareholders.
The amount available for cash dividends, or share
buy-backs,
if any, will be affected by many factors, including our future operating results, financial condition and capital requirements as a result thereof, and the terms and conditions of legal and contractual restrictions. Also, the amount of cash available for dividend payments, or share buy-backs,
may vary significantly from estimates. There can be no assurance that we will be able to pay or maintain the payment of dividends. Our actual results may differ significantly from the assumptions made by our Board of Directors in recommending dividends, or share buy-backs,
to shareholders or in adopting or amending a dividend policy in the future. Also, there can be no assurance that our Board of Directors will recommend a dividend payment, or share buy-back,
to our shareholders or, if recommended, that our shareholders will approve such a dividend payment or share buy-back.
The payment of dividends, or share
buy-backs,
and the amounts of dividend payments paid by us to our series A shares are subject to the approval of our shareholders and our having absorbed or repaid losses from prior years and also may only be paid from retained earnings approved by our shareholders and if legal reserves have been created.
The payment and amount of Vista Argentina’s dividends are subject to certain restrictions from the BCRA.
Pursuant to the foreign exchange regulations imposed by the BCRA, companies resident in Argentina may only have access the foreign exchange market to purchase foreign currency and transfer it abroad for the payment of profits and dividends to non-resident
shareholders, if certain conditions are met and/or they have the prior approval of the BCRA. Although only Vista Argentina’s dividends are subject to the restrictions imposed by the BCRA, such restrictions may affect our ability to pay dividends or complete share buybacks because the main source of cash generation is in Argentina.
There can be no assurance that the BCRA will not increase or relax such controls or restrictions, make modifications to these regulations, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Peso, all of which could undermine our ability to pay dividends to foreign shareholders and to distribute all the net cash flow generated in the form of dividends or buybacks. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and our business, financial condition and results of operations. See “Item 10—Additional Information—Exchange Controls” for additional information.
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
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to achieve and maintain effective internal controls over financial reporting, implement required new or improved controls, or difficulties encountered in their implementation could result in our failure to meet our reporting obligations, which in turn could have a material adverse effect on our business and our common shares or the ADSs. In addition, any testing by us or any subsequent testing by our independent registered public accounting firm conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our audited financial statements. Confidence in the reliability of our audited financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our common shares or the ADSs.
Pursuant to Section 404 of the Sarbanes Oxley Act of 2002, we are required to include a report of our management on our internal controls over financial reporting in our annual reports on Form
20-F
that contains management’s assessment of the effectiveness of our internal control over financial reporting. We are required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these internal controls over financial reporting on an annual basis. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We may follow these reporting exemptions until we are no longer an emerging growth company (see “—As a foreign private issuer and an “emerging growth company,” we have different disclosure and other requirements than U.S. domestic registrants and non-emerging
growth companies). We can provide no assurance that from time to time we will not identify concerns that could require remediation. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in the completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 which may have an adverse effect on us.

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
The NYSE’s rules require listed companies to have, among other things, a majority of their board members be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer and a controlled company, we are permitted to follow home country practice in lieu of the above requirements. Mexican law does not require that a majority of our board consist of independent directors or the implementation of a compensation or nominating committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to the NYSE rules applicable to most U.S. companies. As long as we rely on the foreign private issuer and controlled company exemptions to the NYSE rules, a majority of our Board of Directors is not required to consist of independent directors and we will not be required to have a compensation or nominating committee. Therefore, our board’s approach may be different from that of a board with a majority of independent directors, and, as a result, the executive team’s oversight of the Company may be more limited than if we were subject to the NYSE rules applicable to most U.S. companies.
It may be difficult to enforce civil liabilities against us or our directors or officers.
We are a publicly traded company with variable capital (
sociedad anónima bursátil de capital variable
) organized under the laws of Mexico, and a majority of the members of our Board of Directors and Executive Team, our advisors and independent auditors reside or are based outside the United States. All of our assets and the assets of our subsidiaries are located, and all of our revenues and the revenues of our subsidiaries are derived from, sources outside the United States, particularly in Mexico and Argentina. Consequently, it may not be possible for you to effect service of process upon us or these other persons. Because judgments of U.S. courts or courts of other jurisdictions outside of Mexico and/or Argentina for civil liabilities based upon foreign laws of other jurisdictions outside Mexico and/or Argentina may only be enforced in Mexico and/or Argentina if certain requirements are met, you may face greater difficulties in protecting your interests through actions against us, our directors or the members our Executive Team than would shareholders of a corporation incorporated in the United States or in other jurisdictions outside of Mexico. There is doubt as to the enforceability, in original actions in Mexican courts and/or Argentine courts or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico and/or Argentina, of liabilities predicated, in whole or in part, on the civil liability provisions of U.S. federal securities laws. No treaty exists between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country. In addition, the enforceability in Argentine courts of judgments of U.S. or non-Argentine
courts with respect to matters arising under U.S. federal securities laws or other non-Argentine
regulations will be subject to compliance with certain requirements under Argentine law, including the condition that any such judgment does not violate Argentine public policy (
orden público argentino
) and provided that an Argentine court will not order the attachment on any property located in Argentina and determined by such court to be essential for the provision of public services.
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
Vista Energy, S.A.B. de C.V. is a
sociedad anónima bursátil de capital variable
organized under the laws of Mexico. We were originally incorporated in Mexico on March 22, 2017.

Our principal executive offices are located at Pedregal No. 24, Floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, Mexico City, Zip Code 11040, Mexico. Our telephone number at this location is +52 (55)
55-86-47-01-28.
Our website is http://www.vistaenergy.com. Information contained on, or accessible through, this website is not incorporated by reference in, and will not be considered part of, this annual report. The Securities and Exchange Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission.
Recent Developments
On March 16, 2022, our Board of Directors called for an Ordinary and Extraordinary General Shareholders’ meeting, to propose, discuss, and, if applicable, approve certain amendments to the Company’s by-laws.
One item to be considered included a proposal to amend the Company’s corporate name to “Vista Energy”, which will be followed by the words “Sociedad Anónima Bursátil de Capital Variable” or its abbreviation, “S.A.B. de C.V.” Subsequently, on April 26, 2022, the Extraordinary General Shareholders’ meeting approved said amendment and the change to our corporate name became effective shortly after upon the completion of certain Mexican statutory requirements. No change to our ticker symbol or CUSIP was made during this process. Our Executive Team believes the new corporate name better reflects the Company’s proactive approach to the evolution of the energy industry and its sustainability goals, including its carbon footprint reduction.
BUSINESS OVERVIEW
We are an independent Latin American oil and gas company operating since April 4, 2018. Our main assets are located in Vaca Muerta, Argentina, the largest shale oil and gas play under development outside North America, where we have rights to develop approximately 183,100 acres. We are also the holders of conventional producing assets in Argentina and Mexico. Most of our production and revenues, our ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including our currently producing Vaca Muerta wells.
We seek to generate strong returns for our shareholders based on the following key value drivers:
Deep,
ready-to-drill,
short-cycle well inventory.
Our growth plan is based on developing our approximately
550-well
inventory in Bajada del Palo Oeste, our flagship development in Vaca Muerta, in line with the highest efficiency and safety standards. As of December 31, 2021, we had tied-in
ten
4-well
pads in Bajada del Palo Oeste, boosting our shale production to 23.5 Mboe/d in that month. Additionally, we identified 300 new well locations to be drilled in Aguada Federal and Bandurria Norte. Our proved certified reserves increased to 181.6 Mboe as of December 31, 2021.
We believe the productivity of our new wells demonstrates the quality of our Vaca Muerta acreage. As of December 31, 2021, the Vista average well (representing the average of our pads #1 to #5) was performing 9% above our type curve after 360 days of production. This productivity performance places our wells among the best of Vaca Muerta.
Peer-leading operating performance.
We achieved solid operating metrics in drilling and completion activities, due to efficiency improvements, technological investments, and strategic alliances with our key suppliers. As a result, since we started our Bajada del Palo Oeste project, our drilling and completion cost per well decreased 40%, from US$16.6 million per well in 2019 to US$10.0 million per well in 2021, in both cases normalized to a standard well design of 2,800 meters lateral length and 47 completion stages well.
The productivity of our wells, our performance in drilling and completion costs, a new well design of 2,800 meters lateral length and 47 completion stages well, allowed us to reduce our development cost to 7.3 $/boe.
Robust balance sheet and financial performance.
Cash & cash equivalents at the end of 2021 was US$315 million. During the year 2021, we recorded a positive free cash flow of US$105.9 million. Also, Adjusted EBITDA for 2021 was US$380.1 million, resulting in an Adjusted EBITDA margin of 58%. Net leverage ratio as of December 31, 2021, was 0.8x Adjusted EBTIDA.

ESG-focused
culture.
At Vista, we aim to develop our business in a sustainable way. We aspire to become net zero in scope 1 & 2 GHG emissions by 2026, combining (i) a 35% reduction in our operating carbon footprint, in absolute terms, compared to 2020 emissions, with (ii) the implementation of nature-based solution projects to remove the remaining carbon emissions.
Safety is a bedrock of our Company, and we aim to operate with the highest oil & gas industry standards in accordance with the International Association of Oil and Gas Producers (“IOGP”) and the global oil and gas industry association for environmental and social issues (“IPIECA”). In 2021, we had a total recordable incident rate (“TRIR”) of 0.29, which represents a 24% improvement compared to 2020.
We strongly believe in the value of developing an organizational culture that promotes diversity, equity and inclusion at each level. We aim to develop these capacities in our employees and leaders, through the execution of several projects and initiatives captured by our Vista Diversity Equity & Inclusion (“DEI”) program. Our goal is to create a work environment where our people feel they can exchange ideas and opinions, regardless of race, gender, nationality, religion and beliefs. See “Item 4—Information of the Company—ESG Matters.”
We are committed to enhancing the development of the communities in which we operate, with an inclusive business model, and reinforcing the sense of belonging through open dialogue, active cooperation, volunteering and social commitment.
We are committed with the implementation of transparent and solid principles in our corporate governance, which strengthen trust and credibility with our interest groups. We are aligned with the Global Reporting Initiative (“GRI”) as the leading standards organization for comprehensive coverage of ESG factors and the Sustainability Accounting Standards Board (“SASB”) for industry-specific ESG issues most relevant to financial performance and long-term value creation. Additionally, our 2021 Sustainability Report will include disclosure aligned with the Task Force on Climate-Related Financial Disclosures (“TCFD”). We are signatories to the United Nations Global Compact’s Ten Principles on human rights, labor, environment and anti-corruption. Our Board of Directors has oversight of all sustainability related actions through our Corporate Practices Committee.
Our Operations.
The following map illustrates the location of our concessions in Argentina as of the date of this annual report:

(1)	Includes information from Acambuco concession, not shown on this map.
During 2021, our average daily production was 38,845 boe/d. As of the date of this annual report, our portfolio of assets includes working interests in 14 hydrocarbons concessions, 13 of which are located in Argentina and 1 in Mexico. We operate 13 of those concessions, which represent 99% of our net production. Additionally, in Argentina, we hold approximately 570,000 net acres, of which we operate 99%. As of December 31, 2021, our total proved reserves were 181.6 MMboe, of which 81% consist of oil and 98% of which are located in Argentina.
During the fourth quarter of 2021, we were the second largest shale oil producer in Argentina, according to Argentina’s Energy Secretariat. In 2021, our shale production was 23,353 boe/d.
The following table presents information on our concessions as of the date of this annual report, and estimated reserves and production as of December 31, 2021:

Block	Gross acres	Net acres	Interest	Operator	Net proved reserves as of Dec. 31, 2021 (MMboe)	Average net production for the year ended Dec. 31, 2021 (Mboe/d)	Concession Expiration
Neuquina Basin
Bajada del Palo Oeste	62,641	62,641	100%	Vista	155.0	25.6	2053
Entre Lomas Río Negro	83,349	83,349	100%	Vista	7.4	3.6	2026
Jagüel de los Machos	48,359	48,359	100%	Vista	3.5	3.1	2025
25 de Mayo-Medanito	32,247	32,247	100%	Vista	4.0	2.6	2026
Entre Lomas Neuquén	99,665	99,665	100%	Vista	2.3	1.6	2026

Block	Gross acres	Net acres	Interest		Operator	Net proved reserves as of Dec. 31, 2021 (MMboe)	Average net production for the year ended Dec. 31, 2021 (Mboe/d)		Concession Expiration
Bajada del Palo Este	48,853	48,853	100%		Vista	2.5	0.9		2053
Coirón Amargo Norte	26,598	22,508	84.6%		Vista	0.8	0.3		2037
Jarilla Quemada	47,617	47,617	100%		Vista	0.1	0.5	(1)	2040
Coirón Amargo Sur Oeste	16,440	—	—	(2)	Shell	—	0.0		2053
Águila Mora	23,475	21,128	90%		Vista	—	—		2054
Charco del Palenque	47,963	47,963	100%		Vista	0.9	—	(1)	2034
Aguada Federal	24,058	24,058	100	% (3)	Vista	—	0.1		2050
Bandurria Norte	26,404	26,404	100	% (3)	Vista	—	—		2050
Golfo San Jorge Basin
Sur Río Deseado Este (“SRDE”) (4)	75,604	—	—	(4)	Alianza Petrolera	—	—		2021
Noroeste Basin
Acambuco	293,747	4,406	1.5%		Pan American Energy	0.6	0.2		2036/2040
Mexico
CS-01	23,517	23,517	100	% (5)	Vista	4.5	0.3		2047
A-10	85,829	—	—	(5)	Jaguar	—	0.1		2047
TM-01	17,889	—	—	(5)	Jaguar	—	0.0		2047

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).

(2)	Fully divested 10% working interest to Shell. The effective date of the transaction was April 1, 2021.

(3)
Acquired 50% working interest in Aguada Federal and Bandurria Norte concessions on September 16, 2021. Acquired an additional 50% working interest in Aguada Federal and Bandurria Norte concessions on January 17, 2022.

(4)	The 25-year term of the SRDE exploitation concession, with a 16.9% working interest, expired on March 21, 2021. Vista decided not to request the 10-year extension filed by the operator.

(5)
As of March 25, 2021, we increased our working interest in
CS-01
from 50% to 100%. As of April 29, 2021, we reduced our working interest in
A-10
and
TM-01
from 50% to 0%, through an asset transfer with Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V.

Main Operating Subsidiaries
Vista Energy Argentina S.A.U.
Vista Energy Argentina S.A.U. (formerly Vista Oil & Gas S.A., and prior thereto PELSA) is an Argentine company with offices in Buenos Aires and Neuquén and a field office with technical staff located on the Entre Lomas concession dedicated to the E&P of hydrocarbons and the commercialization of oil, natural gas and natural gas liquids (“NGL”). In the Neuquina Basin, Vista Argentina currently holds a (i)100.00% operated interest in the following exploitation concessions: Entre Lomas Neuquén, Entre Lomas Rio Negro, Bajada del Palo Oeste and Bajada del Palo Este, located in the Province of Neuquén, and Charco del Palenque, Jarilla Quemada, 25 de Mayo-Medanito and Jagüel de los Machos, located in the Province of Rio Negro, (ii) 84.62% operated interest in the exploitation concession Coirón Amargo Norte located in the Province of Neuquén, (iii) 50% operated interest in the Aguada Federal and Bandurria Norte unconventional exploitation concessions, located in the Province of Neuquén, (iv) 90% operated interest in the unconventional exploitation concession Águila Mora located in the Province of Neuquén, and (v) 1.50%
non-operating
interest in the exploitation concession Acambuco, located in the Province of Salta, operated by Pan American Energy LLC (Argentine Branch). As of December 31, 2021, Vista Argentina had 394 direct employees.
Vista Oil & Gas Holding I, S.A. de C.V.
Vista Oil & Gas Holding I, S.A. de C.V. is a Mexican company with administrative offices in Mexico City incorporated for purposes of, among other things, participating as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out
any activities in the energy sector. It currently holds a 100% interest in Vista Energy Argentina S.A.U. and a 100% indirect interest in AFBN S.R.L., Aluvional S.A. and Aleph Midstream S.A.

Vista Oil & Gas Holding II, S.A. de C.V.
Vista Oil & Gas Holding II, S.A. de C.V. is a Mexican company with administrative offices in Mexico City incorporated for purposes of exploring and extracting hydrocarbons in Mexico, as well as to participate as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out
any activities in the energy sector. It is the holder of 100% working interests in the
CS-01.
As of December 31, 2021, Vista Oil & Gas Holding II, S.A. de C.V. had 17 employees.
AFBN, S.R.L.
AFBN, S.R.L. (formerly, “ConocoPhillips Argentina Ventures S.R.L.”) is a company organized and existing under the laws of Argentina dedicated to the E&P of hydrocarbons and the commercialization of oil, natural gas and NGL. In the Neuquina Basin, it currently holds a 50%
non-operated
interest in the Aguada Federal and Bandurria Norte unconventional exploitation concessions. Vista Oil & Gas Holding I, S.A. de C.V. holds a 4.31% direct interest in AFBN, S.R.L. The remaining interest is held by Vista Energy Argentina S.A.U with 14,80% and Vista Holding VII S.ár.l with 80,89%, the latter being a wholly-owned legal entity. As of December 31, 2021, AFBN, S.R.L. had no direct employees.
Aleph Midstream S.A.
Aleph Midstream S.A. is a company organized and existing under the laws of Argentina that started operating in August 2019 and became the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina Basin, spearheading a new paradigm for the development of the Vaca Muerta shale play built on the concept of long-term partnerships with upstream-focused producers. Vista Oil & Gas Holding I, S.A. de C.V. holds a 36.08% direct interest in Aleph Midstream. The remaining 63.92% interest is held by Vista Oil & Gas Holding V B.V. As of December 31, 2021, Aleph Midstream S.A. had no direct employees.
On March 31, 2020, Vista completed an acquisition of all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph Midstream S.A. from affiliates of Riverstone, Southern Cross Group and certain individual co-sponsors
(the “Financial Sponsors”), at an aggregate purchase price of US$37.5 million (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors). As a result of such transactions, Aleph Midstream is a wholly owned subsidiary of Vista.
Aluvional S.A.
Aluvional S.A. is a company organized and existing under the laws of Argentina dedicated to the extraction of sand, stone, pebbles, granitic and/or calcareous materials and other natural resources that are used for the hydraulic stimulation of unconventional oil and gas exploitation in the provinces of Neuquén, Río Negro, Mendoza and La Pampa. As of the date of this annual report, Aluvional S.A. holds
10-year
term concessions of 15 quarries of siliceous sand, all of them located in the Province of Río Negro. Vista Oil & Gas Holding I, S.A. de C.V. holds a 95% direct interest in Aluvional S.A. The remaining 5% interest is held by Vista Energy Argentina SAU. As of December 31, 2021, Aluvional S.A. had 1 employee.
Argentina
Overview
During the years ended December 31, 2020 and 2021, our production was concentrated in the Neuquina Basin, mostly in the following assets: Bajada del Palo Oeste, Entre Lomas Río Negro, 25 de Mayo-Medanito and Jagüel de los Machos. We also own some assets in the Noroeste Basin which, together with the Neuquina Basin assets, amount to approximately 570,000 net acres. As of December 31, 2021, we owned 1,098 productive wells and approximately 200 injector wells in Argentina.

We have approximately 183,100 net acres located in the Vaca Muerta shale oil formation in Bajada del Palo Oeste, Bajada del Palo Este, Águila Mora, Aguada Federal and Bandurria Norte. We operate 100% of our shale net acreage. Bajada del Palo Oeste is in the same operating cluster as our existing transportation and treatment facilities, which we believe have sufficient spare capacity to process and deliver our initial shale production to the market and will enable us to capture synergies by sharing drilling rigs, operation & maintenance crews and other oilfield services. As of December 31, 2021, we tied-in
40 shale oil wells targeting the Vaca Muerta formation in Bajada del Palo Oeste, which took our shale production to 28.1 Mboe/d by the year end, boosted by strong individual well performance.
We have a significant inventory of up to approximately 850 drilling locations targeting the Vaca Muerta shale oil formation within our core development acreage, which provide us with more than twenty years of drilling inventory. Our drilling inventory is currently located in the Bajada del Palo Oeste, Aguada Federal and Bandurria Norte blocks. We intend to expand our drilling inventory by testing additional landing zones and further delineating our acreage in the Bajada del Palo Este and Águila Mora blocks.
As of December 31, 2021, our total proved reserves in Argentina were 177.1 MMboe, of which 81% consisted of oil reserves. Our average daily production for the year ended December 31, 2021 was 38,488 boe/d, of which 78% was crude oil, 21% natural gas and the remaining 1% was NGL. We have reduced our average operating cost from US$9.0 per boe during the year ended December 31, 2021 to US$7.4 per boe for the year ended December 31, 2021 (excluding our 50%
non-operated
interest in Aguada Federal and Bandurria Norte).
Crude Oil Production and Natural Gas Production in Argentina
The tables below outline the average oil, gas and NGL net production, for the periods ended December 31, 2021, 2020 and 2019.

Block	Average net oil production for the year ended December 31, 2021 (Mbbl/d) (5)	Average net gas production for the year ended December 31, 2021 (MMm 3 /d) (5)	Average net NGL production for the year ended December 31, 2021 (Mbbl/d) (5)
Neuquina Basin
Bajada del Palo Oeste	20.8	0.8	—
Entre Lomas Río Negro	2.3	0.1	0.3
Jagüel de los Machos	2.3	0.1	—
25 de Mayo-Medanito	2.4	0.0	—
Entre Lomas Neuquén	1.1	0.1	0.1
Bajada del Palo Este	0.4	0.1	0.1
Coirón Amargo Norte	0.3	0.0	—
Jarilla Quemada (1)	0.2	0.0	0.0
Coirón Amargo Sur Oeste (2)	0.0	0.0	—
Águila Mora	—	—	—
Charco del Palenque (1)	—	—	—
Aguada Federal (3)	0.1	0.0	—
Bandurria Norte (3)	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este (4)	—	—	—
Noroeste Basin
Acambuco	0.0	0.0	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)	Fully divested a 10% working interest to Shell. The effective date of the transaction was April 1, 2021.
(3)
Acquired 50% working interest in Aguada Federal and Bandurria Norte concessions on September 16, 2021. Acquired an additional 50% working interest in Aguada Federal and Bandurria Norte concessions on January 17, 2022.

(4)	The 25-year term of the SRDE exploitation concession, with a 16.9% working interest, expired on March 21, 2021. Vista decided not to request the 10-year extension filed by the operator.

(5)
Oil production is comprised of the production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of the production of propane and butane (LPG) and excludes natural gasoline.

Block	Average net oil production for the year ended December 31, 2020 (Mbbl/d) (2)	Average net gas production for the year ended December 31, 2020 (MMm 3 /d) (2)	Average net NGL production for the year ended December 31, 2020 (Mbbl/d) (2)
Neuquina Basin
Bajada del Palo Oeste	8.3	0.59	—
Entre Lomas Río Negro	2.6	0.23	0.4
Jagüel de los Machos	2.6	0.13	—
25 de Mayo-Medanito	2.6	0.02	—
Entre Lomas Neuquén	1.0	0.04	0.1
Bajada del Palo Este	0.4	0.08	0.0
Coirón Amargo Norte	0.3	0.01	—
Jarilla Quemada (1)	0.2	0.04	0.0
Coirón Amargo Sur Oeste	0.1	0.00	—
Águila Mora	0.0	—	—
Charco del Palenque (1)	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este	—	—	—
Noroeste Basin
Acambuco	0.0	0.02	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)
Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline.

Block	Average net oil production for the year ended December 31, 2019 (Mbbl/d) (2)	Average net gas production for the year ended December 31, 2019 (MMm 3 /d) (2)	Average net NGL production for the year ended December 31, 2019 (Mbbl/d) (2)
Neuquina Basin
Bajada del Palo Oeste	5.5	0.68	—
Entre Lomas Río Negro	3.3	0.06	—
Jagüel de los Machos	3.3	0.17	—
25 de Mayo-Medanito	3.3	0.03	—
Entre Lomas Neuquén	1.3	0.03	0.6
Bajada del Palo Este	0.6	0.12	0.1
Coirón Amargo Norte	0.2	0.01	—
Jarilla Quemada (1)	0.3	0.05	0.0
Coirón Amargo Sur Oeste	0.2	0.00	—
Águila Mora	0.0	0.00	—
Charco del Palenque (1)	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este	—	—	—
Noroeste Basin
Acambuco	0.0	0.03	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
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

Concessions
As of the date of this annual report, we have working interests in the following oil and gas concessions in Argentina:
Neuquina Basin
: (a) a 100% operating interest in the exploitation concessions 25 de Mayo-Medanito and Jagüel de los Machos, Entre Lomas Neuquén and Entre Lomas Río Negro, Bajada del Palo Oeste, Bajada del Palo Este, Jarilla Quemada, Charco del Palenque, Aguada Federal, Bandurria Norte (in all cases, as operator); (b) a 84.62% operating interest in the exploitation concession Coirón Amargo Norte (as operator); (c) a 90% operating working interest in the unconventional exploration concession Águila Mora (as operator); and
Noroeste Basin
: a 1.5%
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
Entre Lomas Neuquén and Entre Lomas Río Negro (“Entre Lomas”)
We are the operator and holder of a 100% interest in the exploitation concessions Entre Lomas Neuquén and Entre Lomas Río Negro, which we refer to collectively as “Entre Lomas,” in the Neuquina Basin located in the provinces of Neuquén and Río Negro, respectively. The Entre Lomas concessions are located about 950 miles southwest of the city of Buenos Aires on the eastern slopes of the Andes Mountains. They straddle the provinces of Río Negro and Neuquén approximately 60 miles north of the city of Neuquén. The Entre Lomas Neuquén concession covers a surface area of approximately 99,665 gross acres and the Entre Lomas Río Negro concession covers an area of 83,349 gross acres, both of which produce oil and gas from several formations. The Entre Lomas Neuquén and Entre Lomas Río Negro blocks have proved reserves of 2.3 MMboe and 7.4 MMboe, respectively, as of December 31, 2021 and production of 1.7 Mboe/d (67% oil) and 3.6 Mboe/d (65% oil), respectively, in the year ended December 31, 2021. The Entre Lomas Neuquén and Entre Lomas Río Negro concessions expire in 2026.
As of December 31, 2021, the Company had the following commitments pending of execution with the Province of Rio Negro: to drill and complete 4 development wells and one step-out
well, for an estimated cost of US$11.2 million, and make capital investments in 11 well workovers and abandon 3 wells for an estimated cost of US$5.8 million in our concessions, through 2023.
The productive units are the continental fluvial and aeolian sandstones of the Tordillo, Punta Rosada formations and the carbonatic facies of Quintuco formation. The remaining primary development consists of the drilling of wells located in the fields’ margins and in small, isolated traps related to areas with echelon fault systems. In addition, there are ongoing secondary recovery projects, in which we see upside potential based on the low current recovery factors.
Bajada del Palo Oeste
We are the operator and holder of 100% of the unconventional exploitation concession granted for the Bajada del Palo Oeste block in the Neuquina Basin located in the Province of Neuquén. This block has proved reserves of 148.5 MMboe of shale reserves and 6.5 MMboe of conventional reserves as of December 31, 2021, and production of 25.6 Mboe/d (81% oil) for the year ended December 31, 2021. The
35-year
term unconventional exploitation concession was granted to us in December 2019 and expires in December 2053. In connection with the granting of such unconventional concession, as of December 31, 2021, Vista had already fulfilled the commitment of drilling 8 horizontal wells for a total investment of US$105.6 and US$14.7 million related facilities.
During 2021, we completed and
tied-in
five
4-well
pads (pad #6 to #10), adding 20 shale oil wells and taking the shale oil well count in Bajada del Palo Oeste to 40 at year-end.
Total shale production in 2021 increased to 23,353

boe/d, out of which 23,225 boe/d corresponds to the shale production of Bajada del Palo Oeste, which reached approximately 28,100 boe/d on December 31, 2021.

We reduced drilling and completion costs by 18% year-over-year, to an average of US$10.0 million per well on a normalized basis (for a well of 2,800 of lateral length and 47 stages). This achievement is the consequence of a clear roadmap with a focus on continuous improvement across several fronts. From an execution standpoint, during 2021, we reduced drilling days per well by 27% compared to 2020, and increased completion efficiency to 8.2 stages per day. We have also captured savings in completion fluids, through the application of the right technologies, as well as close collaboration with our service providers. In terms of procurement, we achieved savings through the reduction of drilling and completion service rates, as well as in water and proppant purchases.
The table below details the drilling and completion design of all our wells that have been tied-in
as of the date of this annual report:

Well name	Pad number	Landing zone	Lateral length (mts)	Total completion stages
2013	#1	Organic	2,483	33
2014	#1	La Cocina	2,633	35
2015	#1	Organic	2,558	34
2016	#1	La Cocina	2,483	34
2029	#2	Organic	2,189	37
2030	#2	La Cocina	2,248	38
2032	#2	Organic	2,047	35
2033	#2	La Cocina	1,984	33
2061	#3	La Cocina	2,723	46
2062	#3	Organic	2,624	44
2063	#3	La Cocina	3,025	51
2064	#3	Organic	1,427	36
2025	#4	Lower Carbonate	2,186	26
2026	#4	La Cocina	2,177	44
2027	#4	Lower Carbonate	2,551	31
2028	#4	La Cocina	2,554	51
2501	#5	La Cocina	2,538	52
2502	#5	Organic	2,436	50

Well name	Pad number	Landing zone	Lateral length (mts)	Total completion stages
2503	#5	La Cocina	2,468	50
2504	#5	Organic	2,332	44
2391	#6	La Cocina	2,715	56
2392	#6	Organic	2,804	54
2393	#6	La Cocina	2,732	56
2394	#6	Organic	2,739	57
2261	#7	La Cocina	2,710	46
2262	#7	Organic	2,581	45
2263	#7	La Cocina	2,609	45
2264	#7	Organic	2,604	46
2211	#8	Organic	2,596	53
2212	#8	La Cocina	2,576	53
2213	#8	Organic	2,608	54
2214	#8	La Cocina	2,662	54
2351	#9	La Cocina	3,115	63
2352	#9	Organic	3,218	62
2353	#9	La Cocina	3,171	61
2354	#9	Organic	2,808	56
2441	#10	La Cocina	3,094	63
2442	#10	Organic	2,883	50
2443	#10	La Cocina	2,816	57
2444	#10	Organic	2,625	45
We believe the productivity of our new wells demonstrates the quality of our Vaca Muerta acreage. As of December 31, 2021, the Vista average well after 360 days of production (represented by the average of our pads #1 to #5) was performing 9% above our type curve. Additionally, as of December 31, 2021, the Vista average well after 180 days of production (represented by the average of our pads #1 to #8) was performing 6% above our type curve.

The
90-day
performance of our first 32 wells compare favorably against the oil lateral Permian wells tied-in
between 2012 and 2021, and the oil lateral wells drilled in Vaca Muerta for the same period as shown in the charts below:

The implementation of the One Team Contracts model, which aligns key contractors and Vista behind the same goals, by sharing performance and compensation metrics, in conjunction with best practices in terms of safety and logistics, enabled us to achieve outstanding completion results when compared to the basin. We believe that this contracting model is one of the key drivers of our results in terms of cost efficiency and new well productivity.
Bajada del Palo Oeste has 62,641 gross acres with exposure to core shale oil Vaca Muerta acreage. Our current approximately 15 years drilling inventory targeting the Vaca Muerta shale oil formation amounts to up to 550 locations located in this concession. We intend to expand such drilling inventory by testing additional stacked pay zones.
On June 28, 2021, we established an
un-incorporated
joint venture and entered into an investment agreement with Trafigura Argentina S.A. (“Trafigura”), for the joint development of, initially, 5 pads of 4 wells each in Bajada del Palo Oeste. Under the terms of such agreement, effective as of July 1, 2021:

a)
Trafigura has (A) a contractual right over 20% of the hydrocarbon production of the wells included in such agreement, (B) bears 20% of the capital expenditures, as well as the corresponding royalties and direct taxes, with respect to the wells included in such agreement, and (C) payed Vista (i) US$5,000,000 on the date such agreement becomes effective, (ii) 4 installments of US$5,000,000 each when the second, third, fourth and fifth pad included in such agreement commence production, for a total of US$25,000,000, and (iii) a fee on Trafigura’s share of total production to compensate Vista for all operating expenses, G&A expenses, midstream costs and well abandonment costs.

b)
We remain operator of the block and hold 100% of the title of the Bajada del Palo Oeste concession, and, with respect to the wells included in the agreement, will: (i) retain rights over 80% of the hydrocarbon production, (ii) bear 80% of the capital expenditures, as well as the corresponding royalties and direct taxes, and (iii) bear all other costs, including operating and midstream costs.

c)
Trafigura has an option to participate in up to 2 additional pads under the same terms and conditions described in items a) and b) above for the initial 5 pads, including a payment to Vista of US$5,000,000 for each additional pad. This option can be exercised for up to 180 consecutive days after the commencement of production of the second pad.

As of the date of this annual report, two pads for a total of 8 wells have been tied-in
under the terms of this agreement.
Bajada del Palo Este
We are the operator and holder of 100% of the exploitation concession granted for the Bajada del Palo Este block in the Neuquina Basin located in the Province of Neuquén. This block has proved reserves of 2.5 MMboe as of December 31, 2021, and production of 0.9 Mboe/d (46% oil) for the year ended December 31, 2021. A
35-year
term unconventional exploitation concession was granted on December 21, 2019 and expires in December 2053. As per the terms of the concession contract, Vista has committed to drilling 5 horizontal wells and the corresponding facilities, totaling an investment of US$51.9 million by December 2022, during the three-year pilot plan period.
In March 2021, Vista requested the Province of Neuquén to authorize the extension of the pilot plan period, for a five-year term in total, according to Section 35 b) of the Argentine Hydrocarbons Law. Such request was mainly motivated on the unforeseen and extraordinary circumstances consequence of the
Covid-19
pandemic, since the activity that was to be developed in the Bajada del Palo Este block, within the pilot plan, had to be suspended. In July 2021, the Province of Neuquén issued Decree 1237/2021 by means of which it approved the extension of the Pilot Plan, establishing that its new end date shall be December 19, 2022. As of the date of this annual report, we drilled, completed and tied-in
the first 2 wells of such pilot. Both wells targeted La Cocina landing zone of Vaca Muerta, with an average lateral length of 2,224 meters and an average of 46 completion stages per well. Average peak production was more than 2,400 boe/d per well.
Bajada del Palo Este has 48,853 gross acres with exposure to shale oil Vaca Muerta acreage, which we intend to delineate in order to expand our current shale drilling inventory. In addition, this block has fluvial and aeolian sandstones of the Tordillo formation producing black oil.
Jarilla Quemada and Charco del Palenque (“Agua Amarga”)
We are the operator and holder of a 100% interest in the exploitation concessions Jarilla Quemada and Charco del Palenque, which we refer to collectively as “Agua Amarga,” in the Neuquina Basin located in the Province of Río Negro. Such concessions cover approximately 47,617 and 47,963 gross acres, respectively. These concessions had proved reserves of 0.1 MMboe and 0.9 MMboe as of December 31, 2021, respectively and joint production of 0.5 Mboe/d (53% oil) for the year ended December 31, 2021. The Charco del Palenque concession expires in October 2034, while the Jarilla Quemada concession expires in August 2040.
The productive unit is the Tordillo formation, which also has secondary recovery projects yet to be tested.
25 de Mayo-Medanito
We are the operator and holder of a 100% interest in the exploitation concession 25 de Mayo-Medanito (“Medanito”) in the Neuquina Basin, located in the Province of Río Negro. The block had proved reserves of 4.0 MMboe as of December 31, 2021, and a production of 2.6 Mboe/d (92% oil) for the year ended December 31, 2021. The concession expires in October 2026.
Productive units are volcanoclastic facies of Choiyoi formation, fluvial sandstones of Tordillo formation and carbonatic and mixed clastic-carbonatic facies of the Quintuco formation.
Jagüel de los Machos
We are the operator and holder of a 100% interest in the Jagüel de los Machos exploitation concession in the Neuquina Basin, located in the Province of Río Negro, which covers approximately 48,359 gross acres. The block had proved reserves of 3.5 MMboe as of December 31, 2021, and a production of 3.1 Mboe/d (75% oil) for the year ended December 31, 2021. The concession expires in September 2025.

As of December 31, 2021, for the 25 de Mayo-Medanito and Jagüel de los Machos concessions we have the following pending capital commitments with the Province of Río Negro: drill and complete 1 extension well and 1 exploration well for an estimated cost of US$3.2 million; execute 13 workovers; and to abandon 21 wells for an estimated cost of US$8.6 million.
Productive units are volcanoclastic facies of Choiyoi formation, fluvial sandstones of the Tordillo formation and carbonatic and mixed clastic-carbonatic facies of the Quintuco formation.
Coirón Amargo Norte
We are the operator and holder of an 84.6% working interest in the unincorporated joint venture for the exploitation concession for Coirón Amargo Norte in the Neuquina Basin located in the Province of Neuquén, which covers approximately 26,598 gross acres. This block has proved reserves of 0.8 MMboe as of December 31, 2021, and a production of 0.3 Mboe/d (99% oil) for the year ended December 31, 2021. The concession expires in 2037. There are no pending capital commitments.
This concession has aeolian sandstones of the Tordillo formation producing black oil. Based on the results of our wells drilled to the Vaca Muerta formation in Bajada del Palo Oeste, we believe there is an opportunity of extending such delineation to Coirón Amargo Norte in the future.
On July 7, 2020, due to the default in payment of required cash contributions by Madalena Energy S.R.L. (“Madalena”), and in accordance with the terms of the joint venture agreement, the Company, through its subsidiary Vista Argentina, together with its partner Gas y Petróleo del Neuquén S.A. (“GyP”), excluded Madalena from the joint venture agreement, and distributed Madalena’s working interest in the joint venture agreement proportionately between Vista Argentina and GyP. The addendum to the joint venture agreement, reflecting the new working interests, was approved by Decree No. 1,292/2020 of the Executive Branch of the Province of Neuquén dated as of November 6, 2020, which was effective retroactively as of July 7, 2020. As per the terms of the JOA, Vista reserves all of its rights and remedies against Madalena to enforce the due and unpaid payments. As a consequence, Vista increased its working interest in the Coirón Amargo Norte concession area, located in the Province of Neuquén, Argentina, from 55.00% to 84.62%. As of the date of this annual report, the Company recognizes in the audited financial statements its 100% participation in this joint operation.
Águila Mora
We are the operator and holder of a 90% participation interest in the unincorporated joint venture with G&P (which owns the remaining 10% participation interest) for the unconventional exploitation concession over the Águila Mora block in the Neuquina Basin located in the Province of Neuquén, which covers approximately 23,475 gross acres, which we intend to delineate in order to expand our current shale drilling inventory.
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
The abovementioned unconventional exploitation concession includes the commitment to perform an initial pilot plan of two years, during which Vista must (i) return to production three wells previously drilled and completed by the former operator, (ii) drill two new horizontal wells, and (iii) build surface facilities, for a total investment of approximately US$32.7 million.
In March 2021, we requested the Province of Neuquén to authorize the extension of the pilot plan period, for a three-year term in total, taking into account five-year term provided for in Section 35 b) of the Hydrocarbons Law.

Such request was mainly motivated on the grounds that for the unforeseen and extraordinary circumstances consequence of the
Covid-19
pandemic the activity that was to be developed in the Águila Mora block, within the Pilot Plan, had to be suspended. In July 2021, the Province of Neuquén issued Decree 1104/2021 with which it approved the extension of the Pilot Plan, establishing that its new end date will be November 28, 2022. This block had no production during the year ended December 31, 2021.
Coirón Amargo Sur Oeste
Coirón Amargo Sur Oeste is an unconventional exploitation concession which covers approximately 16,440 gross acres located in the core of the Vaca Muerta shale play located in the Province of Neuquén. On June 24, 2021, the Province of Neuquén approved the addendum to the joint venture agreement reflecting the sale for our remaining 10% working interest in Coirón Amargo Sur Oeste concession to Shell Argentina. This transaction was effective retroactively as of April 1, 2021. This block had a production of 0.0 Mboe/d for the year ended December 31, 2021.
Sur Río Deseado Este
On March 21, 2021, the twenty-five-year term of the exploitation concession over the Sur Río Deseado Este area in the San Jorge Gulf Basin, Province of Santa Cruz in which Vista Argentina held a 16.94% participating interest, expired. The operator of the exploitation concession was Alianza Petrolera Argentina S.A. (“Alianza”) with a 79.05% participating interest, and the remaining partner, SECRA S.A, had a 4% participating interest. In addition, Vista Argentina held a 44% interest in a separate exploration agreement over a portion of the Sur Rio Deseado exploitation concession operated by Quintana E&P Argentina SRL.
As of the date of this annual report, Alianza is carrying out administrative procedures to complete the restitution process with the Province of Santa Cruz. The expenses demanded by such restitution process must be borne by all partners in accordance with their participating interests in the exploitation concession. Therefore, as of the date of this annual report, Vista Argentina does not have any interest in the exploitation concession over the Sur Río Deseado Este area.
Acambuco
We hold a 1.5% working interest in the unincorporated joint venture for the exploitation concession for Acambuco in the Noroeste Basin located in the Province of Salta, which covers approximately 293,747 gross acres. The operator of this assessment block is Pan American Energy which holds a 52% interest. The remaining interests are held by YPF, which holds 22.5% interest, Shell Argentina, which holds 22.5%, and Northwest Argentina, which holds the remaining 1.5% interest. This block has proved net reserves of 0.6 MMboe as of December 31, 2021, and a net production of 0.2 Mboe/d (12% oil) for the year ended December 31, 2021. San Pedrito Exploitation lot under the Acambuco concession expires in 2036 and Macueta Exploitation lot, also under the Acambuco concession, expires in 2040. There are no pending capital commitments.
Aguada Federal
On September 16, 2021, we acquired a 50%
non-operated
working interest in Aguada Federal from ConocoPhillips Petroleum Holdings B.V. On January 17, 2022, we acquired an additional 50% working interest from Wintershall DEA Argentina S.A. and therefore, as of such date, we became the operator and sole concession holder of the block. Aguada Federal is an unconventional exploitation concession in the Neuquina Basin located in the Province of Neuquén, which covers approximately 24,058 gross acres. Since 2017, a total of 6 horizontal wells have been drilled in this concession, all of which proved hydrocarbon production. The block had proved reserves of 0.0 MMboe as of December 31, 2021, and a production of 0.4 Mboe/d during Q4 2021. We estimate there are up to 150 new well locations to be drilled in this block. The concession expires in 2050.
Bandurria Norte
On September 16, 2021, we acquired a 50%
non-operated
working interest in the Bandurria Norte from ConocoPhillips Petroleum Holdings B.V. On January 17, 2022, we acquired an additional 50% working interest from Wintershall DEA Argentina S.A. and therefore, as of such date, we became the operator and sole concession holder of the block. Bandurria Norte is an unconventional exploitation concession in the Neuquina Basin located in the

Province of Neuquén, which covers approximately 26,404 gross acres. The block had proved reserves of 0.0 MMboe as of December 31, 2021, and a production of 0.0 Mboe/d for the year ended December 31, 2021. Since 2017, a total of 4 horizontal wells have been drilled in this concession, all of which proved hydrocarbon production, prior to being shut-in
in 2019. We estimate there are up to 150 new well locations to be drilled in this block. The concession expires in 2050.
Mexico
Farm-in
to blocks held by Jaguar
On March 25, 2021, the governing body of the CNH approved the assignment of Jaguar’s entire working interest in block CS-01 in
favor of Vista Holding II. In addition, on August 16, 2021, Vista Holding II executed with the CNH the third amendment to the license contract for block CS-01, effectively
acquiring 100% of the working interest in such block.
On April 29, 2021, the CNH approved the assignment of the entire working interest that Vista had in blocks TM-01 and A-10, in
favor of Jaguar and Pantera, respectively. Finally, on August 23, 2021, Jaguar and Pantera executed with the CNH the second amendments to the license contracts for blocks TM-01 and A-10, effectively
acquiring 100% of the working interests in the
blocks TM-01 and A-10, respectively.
In August 2021, we announced an asset transfer whereby, through one of our subsidiaries, we (i) increased our interest in operated block
CS-01
to 100%, and (ii) divested our entire interest in blocks
TM-01
and
A-10
in favor of Jaguar and Pantera, respectively. The map below shows the location of our block in Mexico in which we have working interests as the date of this annual report:

CS-01
Block
We hold a 100% participating interest in the license contract signed with CNH for
CS-01
block, which we operate. The block covers approximately 23,517 gross acres and located in the state of Tabasco. The block had proved reserves of 4.4 MMboe as of December 31, 2021, and a production of 0.1 Mboe/d (97% oil) for the year ended December 31, 2021. This license contract terminates in 2047. As of December 31, 2021, the Company’s estimated pending capital commitments amounted to approximately US$14.7 million, corresponding to an estimated amount of 35.403 UTs. We have projects in place to generate incremental production through different activities to produce undeveloped reserves at upper Zargazal and Amate formations, which we estimate have original pressure and hydrocarbon saturation.
Oil and Natural Gas Reserves
Reserves
The information included in this annual report regarding proved reserves is derived from estimates of the proved reserves as of December 31, 2021, from the report dated January 28, 2022, prepared by D&M for our blocks located in Argentina, and the report dated February 8, 2022, prepared by NSAI for our blocks located in Mexico (together, the “2021 Reserves Reports,” each a “Reserve Report”). The 2021 Reserves Reports are included as Exhibits 99.1 and 99.2 to this annual report.
D&M and NSAI are independent reserves engineering consultants. The 2021 Reserves Report prepared by D&M is based on information provided by us and presents an appraisal as of December 31, 2021, of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, Coirón Amargo Norte, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito, Aguada Federal and Bandurria Norte blocks in Argentina. The 2021 Reserves Report prepared by NSAI is based on information provided by us and presents an appraisal as of December 31, 2021, of our oil and gas reserves located in the
CS-01
block in Mexico.

We believe our evaluators’ estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule
4-10
of Regulation
S-X,
promulgated by the SEC, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
The Company considers that its remaining estimated volumes of oil and gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, crude oil prices used in determining proved reserves were the average price during the 12 months prior to the end date of December 31, 2021, and 2020, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no natural gas prices available in the benchmark market in Argentina, we used the average gas prices for the year to determine gas reserves. In addition, for certain gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through Gas Plan IV. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.
The following table sets forth summary information about the oil and natural gas net proved developed and undeveloped reserves of the assets we own in Argentina and Mexico as of December 31, 2021. The proved developed and undeveloped reserves estimates included below were calculated at their respective working interest percentages.

	Crude oil, condensate and NGL (1) (MMbbl)	Consumption plus natural gas sales (2) (MMboe)	Total proved reserves (MMboe)	% Oil
Net Proved developed:	48.5	16.2	64.7	75%
Net Proved undeveloped:	98.1	18.8	116.9	84%
Total Net Proved	146.6	35.0	181.6	81%
Total figures may not add up due to rounding.

(1)
Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2020, and December 31, 2021, respectively.

(2)	Natural gas consumption represented 16% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2020, and 13% as of December 31, 2021.
As of December 31, 2021, the oil and gas proved reserves of the assets we own (developed and undeveloped) totaled 181.6 MMboe (146.6 MMbbl of oil, condensate and NGL and 62.3 Bncf, or 35.0 MMboe of gas). Proved undeveloped reserves of crude oil, condensate and NGL represented 64% of our total proved reserves.

	Total Proved Developed			Total Proved Undeveloped			Total Proved
	Crude oil, condensate and NGL (1) (MMbbl)	Consumption plus natural gas sales (2) (Mmboe)	Total of oil and gas proved developed reserves (MMboe)	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (Mmboe)	Total of oil and gas proved undeveloped reserves (MMboe)	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (Mmboe)	Total of oil and gas proved reserves (MMboe)
Bajada del Palo Oeste	33.4	9.2	42.6	95.0	17.4	112.4	128.4	26.6	155.0
Bajada del Palo Este	1.4	1.1	2.5	0.0	0.0	0.0	1.4	1.1	2.5
Charco del Palenque	0.8	0.1	0.9	0.0	0.0	0.0	0.8	0.1	0.9
Coirón Amargo Norte	0.7	0.1	0.8	0.0	0.0	0.0	0.7	0.1	0.8
Entre Lomas Rio Negro	3.8	3.3	7.0	0.1	0.3	0.4	3.8	3.6	7.4
Entre Lomas Neuquén	1.5	0.7	2.3	0.0	0.0	0.0	1.5	0.7	2.3

	Total Proved Developed			Total Proved Undeveloped			Total Proved
	Crude oil, condensate and NGL (1) (MMbbl)	Consumption plus natural gas sales (2) (Mmboe)	Total of oil and gas proved developed reserves (MMboe)	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (Mmboe)	Total of oil and gas proved undeveloped reserves (MMboe)	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (Mmboe)	Total of oil and gas proved reserves (MMboe)
Jagüel de los Machos	2.7	0.8	3.5	0.0	0.0	0.0	2.7	0.8	3.5
Jarilla Quemada	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.1
25 de Mayo–Medanito	3.8	0.2	4.0	0.0	0.0	0.0	3.8	0.2	4.0
Acambuco	0.1	0.5	0.6	0.0	0.0	0.0	0.1	0.5	0.6
Aguada Federal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
CS-01	0.3	0.0	0.4	3.0	1.1	4.1	3.4	1.1	4.5
Total	48.5	16.2	64.7	98.1	18.8	116.9	146.6	35.0	181.6

(1)
Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2020, and December 31, 2021, respectively.

(2)	Natural gas consumption represented 16% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2020, and 13% as of December 31, 2021.
Changes in our proved reserves during 2021
As of December 31, 2021, we had an estimated volume of proved reserves of 181.6 million barrels of oil equivalent (MMboe). This compares to an estimate of proved reserves of 128.1 MMboe as of December 31, 2020.
The total increase of 53.5 MMboe in proved reserves in 2021 is attributable to:

•
An increase of 65.2 MMboe (55.2 MMbbl of oil and 56.1 Bcf of natural gas) in the extensions and discoveries category, driven by the addition of 11 pads (for a total of 44 wells) classified as proved undeveloped due to the successful drilling in Vaca Muerta formation in Bajada del Palo Oeste concession (46.2 MMbbl of oil and 46.5 Bcf of natural gas); the extension of proved developed acreage related to the drilling of 2 unproved pads (for a total of 8 wells) in Vaca Muerta formation in Bajada del Palo Oeste concession under the farmout agreement with Trafigura (7.3 MMbbl and 7.2 Bcf); and the transfer of assets in Mexico, whereby the Company increased its equity to 100% in
CS-01
(1.7 MMbbl and 2.4 Bcf).

•
An increase of 5.3 MMbbl of oil due to revisions of previous estimates, driven by the extension of well economic limits due to increased oil prices (+3.3 MMbbl); an enhanced performance of Bajada del Palo Oeste unconventional wells (+2.6 MMbbl); and the development plan approved by the CNH and the drilling and completion of Vernet-1001 well in Mexico (+1.5 MMbbl); partially offset by a lower performance of the base production of Bajada del Palo Oeste
(-0.6
MMbbl), 25 de Mayo-Medanito
(-0.6
MMbbl), Entre Lomas Río Negro
(-0.5
MMbbl) and Coirón Amargo Norte (- 0.4 MMbbl) conventional wells.

•
A decrease of 2.4 Bcf of gas (0.4 MMboe) due to revision of previous estimates, related to the revision of the type curve of proved undeveloped reserves in Lotena formation
(-4.9
Bcf); a lower performance of Borde Montuoso conventional wells in Bajada del Palo Oeste
(-4.0
Bcf) and Charco Bayo gas wells in Entre Lomas Río Negro
(-2.3
Bcf); the lower performance of the new dry gas well drilled in 2021 in Bajada del Palo Oeste concession
(-1.8
Bcf); and a change in the development plan in gas reservoirs in conventional fields
(-1.1
Bcf); partly offset by an enhanced performance of Bajada del Palo Oeste unconventional wells (+2.9 Bcf); the development plan approved by the CNH and the drilling and completion of Vernet-1001 well in Mexico (+3.0 Bcf); and an extension of well economic limits (+5.8 Bcf) due to higher commercial gas prices.

•
A decrease of 2.5 MMboe
(-2.2
MMbbl of oil and
-1.9
Bcf of natural gas) due to purchases and sales of oil and natural gas reserves are related to: the sale of the interest (10%) in CASO
(-1.4
MMbbl of oil and
-1.0
Bcf of natural gas); and the farmout agreement with Trafigura
(-0.9
MMbbl of oil and
-0.9
Bcf of natural gas); partly offset by the acquisition of the 50% interest in Aguada Federal concession (+0.1 MMbbl of oil).

•	A decrease of 14.2 MMboe due to 2021 production, of which 14.1 MMboe were in Argentina and 0.1 MMboe in Mexico.

During 2021, we invested US$141.1 million to convert proved undeveloped reserves to proved developed reserves, of which US$105.9 million correspond to drilling, completion and tie-in
activities of 12 new shale wells and 11 new conventional wells, and US$35.2 million relate to investments in oil and gas treatment and transportation capacity. Additionally, we invested US$48.7 million in 2020, in the above-mentioned 12 new shale wells and 11 new conventional wells, respectively. During 2020, we invested US$70.6 million to convert proved undeveloped reserves to proved developed reserves, of which US$68.3 million correspond to drilling, completion and tie-in
activities of 8 new wells, and US$2.4 million relate to investments in oil and gas treatment and transportation capacity.
We plan to put 100% of our reported 2021
year-end
proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.
Reserves Estimation Process—Internal Controls
We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data used by our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. Our Chief Operating Officer, Juan Garoby, is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. He has more than twenty years of experience in exploration and production and oilfield services.
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
Independent Reserves Engineers
The 2021 reserves estimates of the assets we own in Argentina were certified by. D&M, a global oil and gas consultancy that has been offering technical, commercial, and strategic advice to the oil and gas industry since 1936. Vista asked D&M to prepare a report which was issued on January 28, 2022, covering reserves as of December 31, 2021, of the assets we own in Argentina. For the year ended December 31, 2021, the technical person within the third party engineering firm overseeing the preparation of the reserves estimates presented in our filing for Argentina was Mr. Federico Dordoni. For disclosure describing the qualifications of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.
The 2021 reserves estimates of the assets we own in Mexico were certified by Netherland, Sewell, & Associates, Inc. (“NSAI”), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under

Texas Board of Professional Engineers Registration No.
F-2699.
Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Mr. Joseph Wolfe and Mr. Philip Hodgson. Mr. Wolfe, a Licensed Professional Engineer in the State of Texas (No. 116170), has been practicing consulting petroleum engineering at NSAI since 2013 and has over 5 years of prior industry experience. Mr. Hodgson, a Licensed Professional Geoscientist in the State of Texas, Geology (No. 1314), has been practicing consulting petroleum geoscience at NSAI since 1998 and has over 14 years of prior industry experience. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Vista asked NSI to prepare a report which was issued on February 8, 2022, covering reserves as of December 31, 2021 of the assets we own in Mexico.
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
There are various generally accepted methodologies for estimating reserves including volumetric, decline analysis, material balance, simulation models and analogies. Estimates may be prepared using any deterministic methods. The particular method chosen should be based on the evaluator’s professional judgment as being the most appropriate, given the geological nature of the property, the extent of its operating history and the quality of available information. It may be appropriate to employ several methods in reaching an estimate for the property.
Estimates must be prepared using all available information (open and cased hole logs, core analyses, geologic maps, seismic interpretation, production/injection data and pressure test analysis). Supporting data, such as working interest, royalties and operating costs, must be maintained and updated when such information changes materially.
Our estimated proved reserves as of December 31, 2021 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality
2-D
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

Acreage
As of December 31, 2021, our total developed and undeveloped acreage in Argentina and Mexico, both gross and net, was as follows. The table includes the total acreage by us and our subsidiaries, joint operations and associates.

	Total Acreage		Total Developed Acreage		Total Undeveloped Acreage
	Gross	Net	Gross	Net	Gross	Net
Argentina	864,976	543,966	104,316	84,311	760,660	459,655
Mexico	23,517	23,517	13,675	13,675	9,842	9,842
Figures are approximate amounts.
Productive Wells
As of December 31, 2021, our total gross and net productive wells in Argentina and Mexico were as follows. The table includes the total gross and net productive wells by us and our subsidiaries, joint operations and associates. We drilled and completed one exploratory well during 2021 and it was unsuccessful.

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	1,091	1,089	68	68	1,159	1,157
Mexico	9	9	0	0	9	9
Figures are approximate amounts.
Present Activities
The following table shows the number of wells in Argentina and Mexico that are in the process of being drilled or are in active completion stages, and the number of wells suspended or waiting on completion as of December 31, 2021. For more information on our present activities, see “Item 4—Information on the Company—History and Development of the Company—Oil and Natural Gas Reserves Production—Drilling Activities.”

	Wells in process of being drilled or in active completion in Argentina	Wells in process of being drilled or in active completion in Mexico
Oil wells
Gross	16	0
Net	12	0

Gas wells
Gross	0	0
Net	0	0

Production
The following tables set forth information on our oil and natural gas production volumes in Argentina for the year ended December 31, 2021, December 31, 2020 and December 31, 2019.

Block	Production for the year ended December 31, 2021				Production for the year ended December 31, 2020		Operator
	Oil (1) (thousands barrels)	Natural gas sales (2) (millions cubic feet)	Working Interest		Oil (1) (thousands barrels)	Natural gas sales (2) (millions cubic feet)
Neuquina Basin
Bajada del Palo Oeste	7,609.03	9,749.30			3,055.30	7,675.40	Vista
Entre Lomas Río Negro	852.00	1,842.81	100%		985.2	3,244.00	Vista
Jagüel de los Machos	857.14	1,570.18	100%		939.4	1,743.90	Vista
25 de Mayo-Medanito	879.57	440.04	100%		938.1	321.5	Vista
Entre Lomas Neuquén	401.05	994.69	100%		351	466.1	Vista
Bajada del Palo Este	152.46	896.68	100%		158.8	1,003.10	Vista
Coirón Amargo Norte	95.22	6.25	100%		94.6	73.6	Vista
Jarilla Quemada (3)	88.85	423.64	84.60%		70.6	570.3	Vista
Coirón Amargo Sur Oeste	6.02	2.82	100%		30.9	20.8	Shell
Águila Mora	—	—	—	(4)	18	—	Vista
Charco del Palenque (3)	—	—	90%		—	—	Vista
Aguada Federal	35.96	23.43	100%		—	—	Vista
Bandurria Norte	—	—	100	% (5)	—	—	Vista
Golfo San Jorge Basin			100	% (5)
Sur Río Deseado Este	—	—			—	—	Alianza Petrolera
Noroeste Basin			—	(6)
Acambuco	6.77	281.35			8.6	314	Pan American Energy

(1)	Oil production is comprised of production of crude oil, condensate and natural gasoline.
(2)	Natural gas production excludes natural gas consumption.
(3)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(4)	Fully divested 10% working interest to Shell. The effective date of the transaction is April 1, 2021.
(5)
Acquired 50% working interest in Aguada Federal and Bandurria Norte concessions on September 16, 2021. Acquired an additional 50% working interest in Aguada Federal and Bandurria Norte concessions on January 17, 2022.

(6)	The 25-year term of the SRDE exploitation concession, with 16.9% working interest, expired on March 21, 2021, and Vista decided not to request the 10-year extension filed by the operator.

Block	Production for the nine months period ended December 31, 2019		Working Interest	Operator
	Crude oil (1) (in thousands of barrels)	Natural gas (2) (in millions of cubic feet)
Neuquina Basin
Bajada del Palo Oeste	1,993.0	8,792.6	100%	Vista
Entre Lomas Río Negro	1,219.5	4,552.3	100%	Vista
Jagüel de los Machos	1,186.9	2,160.3	100%	Vista
25 de Mayo-Medanito	1,218.0	404.1	100%	Vista
Entre Lomas Neuquén	486.7	1,872.4	100%	Vista
Bajada del Palo Este	212.8	1,515.1	100%	Vista
Coirón Amargo Norte	81.2	70.9	84.62%	Vista
Jarilla Quemada(3)	117.1	690.2	100%	Vista
Coirón Amargo Sur Oeste	56.9	39.9	10%	Shell
Águila Mora	13.5	—	90%	Vista
Charco del Palenque	—	—	100%	Vista
Golfo San Jorge Basin
Sur Río Deseado Este	—	—	16.95%	Alianza Petrolera
Noroeste Basin
Acambuco	8.5	344.4	1.5%	Pan American Energy

(1)	Oil production is comprised of production of crude oil, condensate and natural gasoline.
(2)	Natural gas production excludes natural gas consumption.
(3)	Consolidates information of both Jarilla Quemada and Charco del Palenque.

Drilling Activities
As of the date of this annual report, all of our drilling activities are concentrated in Argentina and Mexico.
During the year ended December 31, 2021, we drilled and completed 27 wells and performed 4 workovers. Among the drilled and completed wells, 23 new wells targeted oil-weighted
formations, whereas 3 wells targeted gas formations and 1 was an exploratory well.
During the year ended December 31, 2021, we invested US$324.1 million, of which US$220.0 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our
4-well
pads #6, #7 and drilled and completed pads #8, #9 and #10. Capital expenditures in conventional drilling and workover activities were US$26.9 million and capital expenditures in associated facilities and others totaled US$77.2 million.
During the year ended December 31, 2020, we invested US$225.9 million, of which US$177.1 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our
4-well
pads #3, #4 and #5, drilled pads #6 and #7 and performed 1 workover. Capital expenditures in the construction of associated facilities, studies, the CASO concession capital expenditures and others was US$21.8 million. Capital expenditures in conventional drilling and workover activities were US$4.8 million, which mainly corresponds to the drilling of 4 conventional wells tied-in
during the first quarter of 2021. Capital expenditures related to the conventional production in associated facilities, studies and others totaled US$22.2 million.
During the year ended December 31, 2019, we invested US$244.6 million, of which US$117.7 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our first two
4-well
pads, drilled the third one and performed 1 workover. Capital expenditures in conventional projects was US$49.0 million. Capital expenditures in facilities and other projects US$77.9 million.
The tables below set forth the number of wells drilled by us in each of the last three years, by type (development or exploratory) and productivity (productive or dry).
Argentina

For the Year Ended December 31,	Oil development well –productive	Gas development well – productive	Oil development well – dry	Gas development well – dry	Exploratory well – productive	Exploratory well – dry
2019	20	5	2	0	1	0
2020	24	0	0	0	0	0
2021	23	3	0	0	0	0
Mexico

For the Year Ended December 31,	Oil development well –productive	Gas development well – productive	Oil development well – dry	Gas development well – dry	Exploratory well – productive	Exploratory well – dry
2019	0	0	0	0	0	0
2020	0	0	0	0	0	0
2021	0	0	0	0	1	0
Delivery Commitments
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

As of December 31, 2021, 71% of our oil production was subject to monthly delivery commitments. According to our estimates, as of December 31, 2021, our contractual delivery commitments, which do not extend beyond December 31, 2021, could be met with our own production.
For natural gas, in April 2021 we signed annual commitments, for the period May 2021 to April 2022, that represent approximately 90% of our marketable total production, with seasonal pricing arrangements. The remainder is sold to the spot market. The annual commitments for the period May 2022 to April 2023 are expected to be signed by the end of April 2022.
For LPG, we are committed to deliver a specific quota of propane under an agreement with the SdE that represents approximately 15% or our annual production to guarantee local demand of residential grids, and the remaining production is freely marketed. Regarding Butane we deliver under a National Decree approximately 95% of our annual production to guarantee local LPG cylinders demand for residential consumers.
One Team Contracts
We have implemented a contracting approach (“One Team Contracts”) which aims to align the commercial interests of operators and contractors through performance payments. Operationally, we aim to integrate our operating team with our service providers’ team by sharing common objectives and goals and by using same key performance indicators, which provide economic incentives to the personnel of all companies working under the One Team Contracts. Some of the most relevant contracts have already migrated to One Team Contracts: (i) One Team Drilling, which involves Schlumberger and Nabors drilling, (ii) One Team Completion, which involves Schlumberger and Brent
Energía y Servicios
, and (iii) One Team Gas Compression Services, which involves Enerflex.
Transportation and Treatment
In our operated blocks in Argentina, we transport and treat our oil, gas and water production in existing transportation treatment facilities that have sufficient spare capacity to process and deliver our current conventional and unconventional production to the Oldelval and Transportadora Gas del Sur (“TGS”) pipeline systems. Such existing treatment facilities are comprised of several oil and gas pipelines, 29 batteries distributed along the blocks, 2 oil treatment plants, 2 water treatment plants, 11 compression plants.
All production from Entre Lomas, Bajada del Palo Oeste, Bajada del Palo Este, Agua Amarga, Coirón Amargo Norte, except for gas production of Bajada del Palo Oeste, which is injected in a nearby gas pipeline, is gathered and transported to Entre Lomas’ oil treatment plant, water treatment plant and gas complex (“Entre Lomas Central Production Facility”). Such Entre Lomas Central Production Facility is composed of: (i) a gas complex which has an existing capacity of approximately 45 MMscf/d of gas, with idle capacity of approximately 65%, (ii) a crude oil treatment plant, which has a capacity of 40,000 bbl/d and (iii) a water treatment plant with an existing capacity of approximately 80,000 bbl/d. Entre Lomas crude oil treatment plant is being expanded during 2022 to approximately 48,000 bbl/d. Oil production from Aguada Federal is currently trucked to Bajada del Palo Oeste. We are currently executing a project to construct a pipeline to evacuate such production through Bajada del Palo Oeste. Gas production from Aguada Federal is injected to low-pressure
gas gathering system of the nearby San Roque field (operated by Total Energies) where gas is treated and injected by Total to TGN system.
Production from 25 de Mayo-Medanito and Jaguel de los Machos blocks is gathered and transported to 25 de Mayo-Medanito’s oil treatment plant and water treatment plant (“Medanito Central Production Facility”). Such Medanito Central Production Facility is composed of: (i) a crude oil treatment plant with an existing capacity to process approximately 15,000 bbl/d, with an idle capacity of approximately 75% and (ii) a water treatment plant with an existing capacity of approximately 70,000 bbl/d with idle capacity of approximately 60%. Gas production is gathered and delivered to Medanito S.A. gas processing plant, where it is sweetened and processed.
Once treated, we transport our oil and gas production in several ways depending on the infrastructure available and the cost efficiency of the transportation system in any given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to refinery gate or a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the point of delivery of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina mostly operates in an “open access”
non-discriminatory
environment under which producers have equal and open access to the transportation infrastructure. We maintain limited storage capacity at the oil Terminal located in Puerto Rosales, near Bahía Blanca from which oil is delivered to our end customers.
Overview of exploitation concessions in Argentina
For an overview of the framework governing oil and gas exploitation concessions in Argentina, see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Frameworks in Argentina.”
Customers and Marketing
Oil Markets
In Argentina, our crude oil production was both sold to domestic refineries and exported during 2021 and 2020, in comparison to 2019 where out crude oil product was mainly sold to domestic refineries. Our main domestic customers are Raizen and Trafigura, which combined represented 69%, 55% and 98% of our total oil revenues for the years ended December 31, 2021, 2020 and the 2019, respectively. Approximately 99% of our oil is produced in the Neuquina Basin and is referred to Medanito crude oil, a high-quality oil generally in demanded by Argentine refiners for subsequent distribution in the domestic market. Production from our Neuquina Basin properties is transported to Puerto Rosales, a major industrial port in the southern region of the Province of Buenos Aires through the Oldelval pipeline system, then goes to either the domestic refining market, which consists of five active refiners, or to international customers through maritime transportation. Even though we prioritize long-term relationships with domestic customers, we have developed relationships with international customers in order to establish a diversified portfolio for our expected production increase in the upcoming years.
In Mexico, all the crude oil production is sold to Pemex. Vista sells 100% of the production to Pemex. See “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview.
Natural Gas Markets and NGL
In Argentina, we have established a very diversified portfolio of customers for natural gas. Our primary customers in 2021 were power generation costumers representing 34% of our total natural gas revenues for such period and in 2020 were industrial customers, representing 52% of our total natural gas revenues for such period. Argentina has a highly developed natural gas market and a sophisticated infrastructure in place to deliver natural gas to export markets or to industrial and residential customers in the domestic market. However, natural gas markets in Argentina are regulated by the Argentine government. Even though the Argentine government sets the price at which natural gas producers sell volumes to residential customers, volumes that are sold to industrial and other customers are not regulated and pricing varies with seasonal factors and industry category. We generally sell our natural gas to Argentine customers pursuant to short-term contracts and in the spot market. The Neuquina Basin is served by a substantial gas pipeline network that delivers gas to the Buenos Aires metropolitan and surrounding areas, and the industrial regions of Bahia Blanca and Rosario. Natural gas produced in our Neuquina Basin properties is readily marketed due to accessibility to such infrastructure. Our properties are well situated in the Basin with two major pipelines in close proximity. In Mexico, all the natural gas production is sold to Pemex.
With regards to our NGL production, we comply with domestic commitments set by the Argentine government with the objective of ensuring the supply for propane and bottled butane for residential uses. Our remaining NGL production is marketed within the Neuquina Basin.
Competition
The oil and gas industry is competitive, and we may encounter strong competition from other independent operators and from major oil companies in acquiring and developing licenses or oil agreements. In Argentina, we compete for resources with state-owned YPF, as well as with privately-owned companies such as Pan American Energy, Pluspetrol, Tecpetrol, Chevron, Total, Compañía General de Combustibles (“CGC”), among others. In Mexico, we compete for resources with Pemex, the state-owned company, and local and international oil companies.

We are also affected by competition for drilling rigs and the availability of other equipment, materials or technology. Higher commodity prices generally increase the demand for drilling rigs, completion sets, supplies, services, equipment and crews, and can lead to increases in the cost, or shortages, of services. Economic recovery following the
Covid-19
pandemic, restrictions on imports imposed by the Argentine Central Bank and increasing oilfield activity, have led to higher operating costs. Shortages of experienced drilling crews and equipment and services, or increasing costs, could restrict our ability to drill wells and conduct our operations.
Intellectual Property
Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of December 31, 2021, we had all our trademarks duly registered with the regulatory authorities, noting as well that patent applications is not part of our usual business.
Information Technology
We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. As with other companies, our information technology systems may be vulnerable to damage or interruption from cyber-attacks and other security breaches. Our computer systems are supported by Dell and IBM infrastructure for data processing, NetApp and EMC for storage and backup and Cisco for networking and firewall cybersecurity. We have implemented S/4 Hana, a cloud-based ERP licensed by SAP which we expect will standardize administrative processes and improve internal control across our entire organization.
We follow the Cybersecurity Framework developed by U.S. Department of Commerce’s National Institute of Standards and Technology (“NIST”). We assess the maturity level tested against the latest cybersecurity trends and disclosure research. Our framework follows NIST’s five core functions to help us identify cybersecurity compliance gaps and requirements. In February 2022, a 1.49 NIST maturity level was tested. Our target is to reach a 3.5 NIST maturity level by February 2023.
We depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates as well as real-time systems for monitoring and controlling production. We have increasingly connected equipment and systems to the Internet. Because of the critical nature of their infrastructure and the increased accessibility enabled through connection to the Internet, they may face a heightened risk of cyber-attack. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—Our industry has become increasingly dependent on digital technologies to carry out daily operations.”
We implemented Google Data Lake as a unique repository of all the structured and real time data in line with our Business Intelligence and Advance Analytics strategy. We are currently applying IA and Machine Learning solutions to some core business processes.
All our field offices are connected to the internet through a high bandwidth fiber optic network in line with our Cloud strategy. Our applications and data processing activities are supported on Google Cloud Platform (“GCP”).
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
Currently, our insurance program includes, among other things, construction, fire, vehicle, technical, liability, director’s and officer’s liability and employer’s liability coverage. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery. A loss not fully covered by insurance could have a materially adverse effect on our business, financial condition and results of operations.

ESG Matters
During 2021, we believe that we reinforced our commitment to sustainability. The main highlights in the Environmental, Social and Governance fronts are summarized below:
Environmental

•	We completed a baseline study with GHG emissions actuals for 2019 and 2020, which constitute the baseline against which the Company will measure emissions reductions.

•
We are currently implementing selected projects prioritized by the Company’s carbon abatement cost curve. Projects implemented during 2021, led to a reduction in GHG emissions by 14% year-over-year, with investments in carbon reduction projects more than offsetting the impact of our production increase and implying a reduction in GHG emissions intensity by 39% year-over-year, to 24.1 kgCo2e/boe.

•	We put a plan in place to reduce absolute emissions from our operations by 35% by 2026, compared to 2020, while we forecast to double our total production in the same period.

•	We started to evaluate alternatives to offset our remaining CO 2 emissions with the implementation of a diversified portfolio of forest and soil carbon sequestration projects in Argentina.

•
Based on the reduction of GHG emissions from our operations and our nature-based solutions portfolio, we established our ambition to become net zero in scope 1 and 2 GHG emissions by 2026. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Business and Industry—Climate change could impact our operating results, access to capital and strategy.”

Social

•	We recorded a total recordable incident rate (“TRIR”) of 0.29, a 24% improvement compared to 2020.

•
We believe we made solid progress in our gender initiatives, which are part of the Vista DEI program, and aim to comprehensively addresses multiple fronts such as hiring, mentoring and advancement, training and awareness, and incorporates new policies focusing on diversity, equity and inclusion. During 2021, 60% of our new hires were women.

•
We continued our investment in social infrastructure in Catriel, Río Negro Province: we completed the first phase of 8km bicycle lane, assigned company premises for children’s sports activities and sponsored a local table-tennis player.

•
We believe we made good progress in strengthening our local supply chain. In 2021, the total value of local purchases was US$78 million, reflecting a 56% increase year-over-year. The share of local suppliers represented 21% of total purchases in 2021.

•	We assigned Company premises to be used as a vaccination center during the COVID-19 pandemic.
Governance

•	We published the inaugural 2020 Sustainability report, aligned with GRI and SASB reporting standards.

•	We established an internal carbon price of 50 $/tn CO 2 in order to reflect the cost of emissions in strategic planning and capital allocation.

•
We worked to strengthen governance by issuing internal policies related to human rights, conflict of interest, diversity, equity & inclusion and anti-corruption, and trained staff to improve awareness on such matters.

We expect to publish our 2021 Sustainability Report in May 2022. We expect the report to align with the expectations and guidelines set forth by the Global Reporting Initiative (“GRI”) and the Sustainability Accounting Standards Board (“SASB”). We rely on GRI as the primary disclosure standard for comprehensive coverage of ESG factors and the SASB for industry-specific ESG topics most relevant to our financial performance and long-term value creation. The 2021 Sustainability Report is also expected to include information aligned with the recommendations published by the Task Force on Climate-Related Financial Disclosures (“TCFD”). For the full version of our Sustainability Report, please visit our website (https://vistaenergy.com/sustainability) once published. Information contained on, or accessible through, our website is not incorporated by reference in, and will not be considered part of, this annual report.
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
Environmental Policy
In 2021, we announced our ambition to become Net Zero in scope 1 and 2 GHG Emissions by 2026. We plan to achieve this ambition through a multi-year plan to reduce our operational carbon footprint and the implementation of our own portfolio of nature-based solutions (“NBS”).
In 2021, we generated a carbon abatement cost curve, which included the technical analysis of carbon abatement potential and cost quantification. Based on this curve, we outlined a
5-year
GHG Emissions Reduction Plan based on the priorization of selected projects according to their carbon abatement potential and cost efficiency.
Our plan to reduce our operational footprint is forecast to lead to a reduction of our total scope 1 and 2 emissions, from 417,000 tons of CO2e in 2020 to 265,000 tons of CO2e in 2026. This implies a 35% reduction in absolute levels, while doubling hydrocarbon production in the next 5 years. This plan implies a 75% reduction in carbon intensity, from 39 kilograms of CO2e per boe (KgCO2e/boe) in 2020 to a forecast of 9 kgCO2e/boe in 2026.
We believe we have designed a diversified NBS portfolio—in terms of geography, project type and operating model—with a triple impact approach ensuring environmental, social, and economic sustainability. We aim to include Afforestation, Reforestation & Revegetation (“ARR”), Reduced Emissions from Deforestation & Degradation (“REDD+”), and Agricultural Land Management (“ALM”) projects in our NBS portfolio.
We believe NBS is the most actionable, proven, efficient and scalable carbon removal alternative. At Vista, we believe we are well positioned to drive its implementation. Through the development of a top-tier
NBS portfolio, we expect to generate high-quality carbon credits to offset the remaining emissions from our core business and fulfill our strategic ambition to become net zero.

NBS projects are expected to be executed in Argentina, where we aim to sequester an estimated 265,000 tons of CO2 by 2026.
Argentine Regulatory Framework in connection with climate change
The United Nations Framework Convention on Climate Change (“UNFCCC”), which entered into force on March 21, 1994, aims to stabilize of the GHG concentrations in the atmosphere to a level that would prevent dangerous anthropogenic interference with the climate system.
On February 16, 2005, the Kyoto Protocol to the UNFCCC (“Protocol”) entered into force. This Protocol, which deals with the reduction of certain GHGs (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride) in the atmosphere, was in force until 2020 as a consequence of the ratification of the Doha Amendment to the Protocol.
Argentina approved the Protocol by Federal Law No. 25,438 on June 20, 2001, and the Doha Amendment by Federal Law No. 27,137 on April 29, 2015.
The 2015 United Nations Climate Change Conference adopted the Paris agreement by consensus, which is known to be the successor of the Kyoto Protocol (which was approved in Argentina by Federal Law No. 27,270). The Paris agreement deals with GHG emission reduction measures, targets to limit global temperature increases and requires countries to review and “represent a progression” in their intended nationally determined contributions. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions.
Furthermore, Argentine Law No. 26,190, as amended and complemented by Law No. 27,191 and its implementing decrees, established a legal framework which promotes an increase in the participation of energies from renewable sources in Argentina’s electricity market.
Under Law No. 27,191, by December 31, 2017, 8% of the electric energy consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2021, electric energy originated from renewable sources represented 12.5% of the total demand according to the data released by CAMMESA.
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
As of December 31, 2021, on a rolling
12-month
basis, our Total Recordable Incident Rate (“TRIR”) has improved 23%
vis-à-vis
our TRIR as at December 31, 2020. In 2021 our TRIR was 0.29 (based on a rate of 3.51 million work hours) as compared to a 0.38 (based on a rate of 2.62 million work hours) as of December 31, 2020. The TRIR for the nine-month period ended December 31, 2019 covered by our operations was 1.250. We had no fatalities due to workforce incidents involving Vista employees related to operations in the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

INDUSTRY AND REGULATORY OVERVIEW
Recent Trends in the Latin American E&P Sector
We believe the Latin American E&P sector is a desirable destination for investments on account of the scale of its resources. Some recent investment trends include the successful ongoing development of Vaca Muerta in Argentina as the largest commercially developed shale play outside of North America; the improving security situation along with a longstanding attractive regulatory framework in Colombia and recent Ecopetrol’s asset sale rounds; and Brazil’s recent regulatory improvements aimed at fostering investments in the E&P sector, Petrobras’ divestment program, and the announcement of Brazilian National Agency of Petroleum’s new bidding rounds, among others. Given the scale of resources and the competitive terms the region offers, we believe actionable opportunities for investment in the Latin American E&P sector present a strong value proposition.
In Latin America, the competition for assets is still low in comparison to other regions worldwide, particularly in North America, which is reflected in lower acquisition costs as measured by different metrics, such as price per flowing barrel of production, price per barrel of oil equivalent of proven reserves and price per acre (specific for shale plays). In this context, we believe Vaca Muerta offers attractive investment opportunities, due to its reservoir properties, the latest improvements by operators in well design and technology, leading to higher well productivity and lower development cost, and it being a low GHG emissions intensity play.
Argentina’s Oil and Gas Industry Overview
Introduction
As of December 2020, Argentina was the fourth largest crude oil producer and the largest natural gas producer in Latin America, based on BP Statistical Review of World Energy 2021. In terms of hydrocarbons reserves, according to the SdE, as of December 31, 2020, the country had proved developed and undeveloped (1P) natural gas reserves of approximately 14.0 trillion cubic feet (“Tcf”) and 2.4 billion barrels of oil (“Bnbbl”), while total proved, probable and possible reserves (3P) were 26.2 Tcf and 4.3 Bnbbl respectively. Additionally, Argentina is home to the world’s fourth largest shale oil prospective resources and second largest shale gas prospective resources, with an estimated of 27 Bnbbl and 802 Tcf, respectively, as of December 31, 2017, and the largest commercially producing play outside North America.

World Shale Oil Resources (Bnboe)	World Shale Gas Resources (Tcf)

Source
: EIA/ARI (2013). World Shale Gas and Shale Oil Resource Assessment, June 2013. United States data as of April 2015.
Although hydrocarbon production in Argentina has declined over the years, the emergence of shale resources has brought significant investments and therefore changing the outlook. Some major oil companies have built, and continue to build, exposure, and local players have announced ambitious growth plans. As illustrated in the chart below, shale oil production has increased at an annual rate of 38.5% from 2015 to 2021. Additionally, shale gas production has increased at annual rate of 50.4% from 2015 to 2021.

Average Shale Oil Production 2015—2021 (Mboe/d)

Average Shale Natural Gas Production 2015—2021 (Mboe/d)

Source
: Argentine Secretariat of Energy.
Argentina has a high level of dependence on hydrocarbons as it accounts for approximately 84% of the country’s primary energy supply. This dependence on hydrocarbons is greater than that of other countries in the region (Latin America and the Caribbean), where oil and gas together represent 66% of the primary energy matrix. The oil and gas industry plays a significant role in the economy of Argentina and the development of the shale play could potentially make a positive impact on the country’s balance of trade. Increased domestic oil and gas production would prevent Argentina from relying on expensive imported oil, refined oil products and gas and would drive economic growth.

Argentina Primary Energy Mix (%) as of 2020	South and Central America and Mexico Primary Energy Mix (%) as of 2020

Mexico Primary Energy Mix (%) as of 2020	Brazil Primary Energy Mix (%) as of 2020

Source
: Argentine Secretariat of Energy and BP’s Statistical Review of World Energy.

In 2021, domestic gas demand was fulfilled by domestic production and natural gas imports from Bolivia, amounting to 0.17 Tcf (US$1,041.4 million). Additionally, 0.12 Tcf of LNG (US$1,092.5 million) and 1,940.4 thousand of cubic meters of diesel (US$1,043.4 million) for power generation were imported. Due to the increased production of shale oil, it was not necessary to import oil during 2021. However, in 2021, 580.7 thousand of cubic meters of gasoline and 1,973 thousand of cubic meters of diesel (US$1,362.8 million) were imported. As a result, energy imports reached US$5,843 million, with exports almost offsetting such amount, reaching US$5,283 million, mainly due to heavy crude oil exports. In 2020, domestic gas demand was fulfilled by domestic production and natural gas imports from Bolivia, amounting to 0.19 Tcf (US$968.9 million). Additionally, 0.07 Tcf of LNG (US$224.5 million) and 290.6 thousand of cubic meters of diesel (US$99.7 million) for power generation were imported. Due to the increased production of shale oil and the lower load of the refining complex, it was not necessary to import oil during 2020. However, in 2020, 161.5 thousand cubic meters of gasoline and 1.3 million cubic meters of diesel (US$522.9 million) were imported. As a result, energy imports reached US$2,640 million, with exports exceeding such amount, reaching US$3,593 million, mainly due to crude oil exports.
Argentina Energy Trade Balance 2009—2021 (US$bn)

Source
: Argentine Institute of Statistics and Censuses.
Argentina Basins Overview
Argentina’s territory includes five oil and gas producing basins: Neuquina, Golfo San Jorge, Cuyana, Noroeste, and Austral with several conventional and unconventional opportunities.

Source
: Wood Mackenzie.

Located in west-central Argentina, the Neuquina Basin is among the most prolific basins of the country accounting for 41% of total oil and 64% of total gas production The Golfo San Jorge Basin accounts for 55% of the country’s proved oil reserves, while in the Austral Basin is 25% of total proved natural gas reserves.
Oil Exploration and Production Sector
During 2021, oil and condensate production averaged 531 Mbbl/d, 6.5% higher than 2020 average production and represented 39% of Argentine hydrocarbon production. Conventional production represents 67% of total oil production, while unconventional represents the remaining 33%. During 2020, oil and condensate production averaged 498 Mbbl/d, 5.6% lower than 2019 average production, mainly impacted by the
COVID-19
pandemic, and represented 38% of the Argentine hydrocarbons production.
Oil Production Evolution (Mbbl/d)

Source
: Argentine Secretariat of Energy.
2021 Oil Production Breakdown

Source
: Argentine Secretariat of Energy.
During the year ended December 31, 2021, Argentina’s main shale oil producer was YPF with a 59.7% market share, followed by Vista (12.7%), Shell (9.4%), Pan American Energy (5.8%) and Pluspetrol (3.4%).
During the year ended December 31, 2021, Argentina’s main oil producer was YPF with a 46.4% market share, followed by Pan American Energy (19.1%), Vista (5.7%), Pluspetrol (5.2%), Tecpetrol (3.0%) and Shell (2.9%).
During the year ended December 31, 2020, Argentina’s main oil producer was YPF with a 45.8% market share, followed by Pan American Energy (21.2%), Pluspetrol (5.2%), Vista (3.6%), Sinopec (3.1%) and Tecpetrol (2.8%).
As of December 31, 2020, proved oil reserves totaled 2.4 Bnbbl, with the largest share of proved oil reserves in Golfo San Jorge Basin (46.9%), followed by Neuquina (46.0%), Austral (2.2%), Cuyana (1.4%), and Noroeste (1.3%).

Source
: Argentine Secretariat of Energy—SESCO. Ranking by operator.
Natural Gas Exploration and Production Sector
During 2021, natural gas production reached 4.4 Bncf/d, in line with 2020 production. During 2020, natural gas production reached 4.4 Bncf/d, 8.9% lower than 2019 production and represented 62% of the Argentine hydrocarbon production. Conventional production represents 52% of total gas production, while unconventional represents the remaining 48%.
Natural Gas Production (Bncf/d)

2021 Natural Gas Production Breakdown

Source
: Argentine Secretariat of Energy—SESCO. Ranking by operator.
During the year ended December 31, 2020, Argentina’s main shale gas producer was YPF with a 61.6% market share, followed by Shell (8.9%), Pan American Energy (8.2%), Vista (6.7%) and Exxon (4.2%).
During the year ended December 31, 2021, Argentina’s main producer of natural gas was YPF, with a 27.7% market share, followed by Total Austral (24.9%), Tecpetrol (12.3%), Pan American Energy (10.8%), Pampa Energía (5.7%) and Pluspetrol (4.0%).
During the year ended December 31, 2020, Argentina’s main producer of natural gas was YPF, with a 27.4% market share, followed by Total Austral (26.4%), Tecpetrol (11.1%), Pan American Energy (10.6%), Pampa Energía (4.9%) and Compañía General de Combustibles (4.1%).
As of December 31, 2020, proved reserves of natural gas reached 14.0 Tncf. As of December 31, 2020 the basin with the highest concentration of proved reserves of natural gas was the Neuquina Basin with 68.1%, followed by Austral (24.2%), Golfo San Jorge (14.2%), and Noroeste (4.3%).
Source
: Argentine Secretariat of Energy.

Demand and Consumption
In 2021, domestic demand of natural gas reached 4.1 Bncf/d. The power generation sector led demand with 37.7% of the gas consumed in the country, followed by the industrial sector (28.4%), residential (22.8%), and others (11.0%). During 2021, in order to meet the demand for natural gas, 0.17 Tcf of natural gas was imported from Bolivia, in addition to 0.12 Tcf of LNG.
In 2020, domestic demand of natural gas reached 3.9 Bncf/d. The power generation sector drove demand with 34.9% of the gas consumed in the country, followed by the industrial sector (31.3%), residential (23.6%), and others (10.2%). During 2020, in order to meet the demand for natural gas, 0.19 Tcf of natural gas was imported from Bolivia, in addition to 0.07 Tcf of LNG.
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
Together with the recent reforms to the regulatory framework, significant reductions in well costs and improvements in production rates, Vaca Muerta has already attracted over 30 oil and gas companies, domestic and IOCs, including Chevron, Shell, ExxonMobil, Total, Equinor, Pan American Energy, Petronas, Pluspetrol, Tecpetrol, Dow, and YPF. Most of these companies, which hold acreage neighboring our concessions, are already investing in their projects in full development mode, or in some cases are executing project pilots.

Distribution of the Vaca Muerta Formation in the Basin

Source
: Company’s Information and Press Articles

Production from Vaca Muerta reached 516.7 Mboe/d in January 2022. The shale oil production was mainly driven by Loma Campana, La Amarga Chica, Bajada del Palo Oeste, Bandurria Sur and Cruz de Lorena, which contributed with 165.5 Mbbl/d. Shale gas production was mainly driven by Fortín de Piedra, Rincón del Mangrullo, Aguada Pichana Este, La Calera and El Orejano, which contributed with 200.4 Mboe/d.
Gross Shale Oil & Gas Production (Mboe/d)

Source
: Argentine Secretariat of Energy.
Vaca Muerta exhibits similar geological properties than several of the most successful shale plays in the United States. The table below sets forth Vaca Muerta’s geological characteristics as compared to top tier U.S. onshore plays.

Play	Total Organic Content (“TOC”) (%)	Thickness (m)	Reservoir Pressure (psi/ft)
Bajada del Palo Oeste	4.2	250	0.9
Eagle Ford	3	200 – 300	0.5 – 0.8
Wolfcamp (Permian)	3 – 5	30 – 100	0.5 – 0.9
Source
: Based on Company estimates, Ministry of Economy, Argentine Secretariat of Energy and the EIA.
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
As of January 31, 2022, drilling activity had been historically centered within the Loma Campana concession operated by YPF in partnership with Chevron, with more than 680 wells drilled out of 1,592 total wells drilled in Vaca Muerta. Vaca Muerta continues to evolve with development beginning to spread beyond the historical center of activity to adjacent blocks such as La Amarga Chica, Fortin de Piedra, El Orejano, Bandurria Sur, Aguada Pichana Este, and Bajada del Palo Oeste projects, which are ramping up drilling activity with more than 400 producing wells.

Total Completed Shale Well Count 1Q18—4Q21

Vaca Muerta is in a relatively early stage of its development compared to shale plays in the United States and Canada. The Permian Basin is a good analogue for Vaca Muerta, with similar geological characteristics and a long history of unconventional hydrocarbon development. However, Vaca Muerta has even more thickness than the Permian, with up to five different pay zones already tested in different blocks of the basin. Operators have drilled around 1,600 wells in Vaca Muerta compared to more than 33,000 in the Permian. It is expected that Vaca Muerta will have a growth trajectory similar to that of the Permian Basin or other U.S. shale plays in the coming years. The growing investment in Vaca Muerta by international operators is similar to the early stages of the Permian Basin’s remarkable growth since 2008, becoming one of the most prolific shale plays in the world.
Stacked Pay Potential Across Multiple Zones

Source
: Vista – Image does not represent the whole Vaca Muerta shale play.
Oil Infrastructure Network
The Argentine crude oil pipeline network is shaped like a semi-circle, connecting the principal oil fields in the west with refineries along the east coast of Argentina. Refineries are situated along the outer band of the semi-circle, from Luján de Cuyo in the Cuyo Basin and Plaza Huincul in the Neuquina Basin in the west through the Puerto Galvan refinery at Bahía Blanca on the east coast and on to the various refineries in the Province of Buenos Aires. Argentina’s key crude pipeline is the Oleoductos del Valle S.A. (“Oldelval”) system, which runs from Puesto Hernández in the Neuquina Basin to Puerto Rosales near the Bahía Blanca complexes via two
14-inch
pipelines, transports approximately 70% of the production from the Neuquina Basin and has a capacity of approximately 260,000 bbl/d.

In Puerto Rosales, there is a marine export terminal which is managed by Oiltanking Ebytem S.A. (“OTE”), a company owned by YPF (30%) and Oiltanking (70%). OTE has 18 tanks with a storage capacity of 480,000 m3, of which 150,000 m
3
are used to store Medanito type crude oil, and has two buoys, Punta Ancla and Punta Cigueña, with capacities of 106,000 and 67,500 deadweight tonnage, respectively. These two buoys provide services for Panamax and Aframax vessel loading and unloading.

Gas Infrastructure Network
Argentina’s gas pipeline network contains more than 30,000 km. The high-pressure network is divided into five systems: one main line from the North, three from the West, and one from the South, all of which transport gas to the greater Buenos Aires region.

Source
: Argentine Secretariat of Energy.
Activity in Vaca Muerta has leveraged existing infrastructure, but we expect that new construction and upgrades to the existing infrastructure will be undertaken as production increases. For instance, TGS built a
92-km
gathering pipeline with 37 MMm³ /d capacity, which can be expanded to 56 MMm³ /d capacity and a conditioning plant to adapt the quality of natural gas before it enters the pipelines. The total investment is estimated to be approximately US$800 million with additional expansions planned. Initially, the conditioning plant will have a capacity of 177 MMcf/d but is expandable to up to 2.0 Bncf/d. The Argentine government also started the bidding process for the construction of the Néstor Kirchner gas pipeline, to evacuate gas from Vaca Muerta produced in the Neuquina Basin to supply the main consumption centers and eventually the export of natural gas. The first stage of the project will connect the towns of Tratayen and Salliqueló, with an approximate length of 570 km. The initial minimum capacity of the pipeline will be 15 MMm3/d and in the future, it is expected to reach a capacity of 40 MMm3/d. In a second stage, the towns of Salliqueló and San Nicolás will be connected with a 20 MMm3/d capacity pipeline.
Argentina has a gas pipelines network with the capacity to export gas to Chile from the Neuquina, Austral and Noroeste basins. The Austral basin is connected to Chile through a pipeline installed to supply the production complex of the company Methanex, in the extreme south of the country. The Neuquina basin is connected to Chile through the GasAndes and Pacífico gas pipelines, with a total capacity of 23.3 MMm3/d. Due to its location in the Vaca Muerta formation, it is best placed to increase exports. To export gas to Brazil, there is a 5.5 MMm3/d gas pipeline that connects the towns of Aldea Brasilera in the province of Entre Ríos with Uruguayana in Brazil. The export of gas to Uruguay is carried out through the Cruz del Sur gas pipeline, with a capacity of 3.5 MMm3/d, that connects the towns of Punta Lara and Colonia through a pipeline under the Río de la Plata bed, and through the gas pipeline between the towns of Colón and Paysandú. The Norandino and Atacama gas pipelines that connect the province of Salta with the Antofagasta region in the north of the neighboring country, have spare capacity for exports. However, due to the production decline of the Noroeste basin, there is no gas available for exports.
Oil and Gas Regulatory Framework in Argentina
Introduction to the Hydrocarbon Market
The Argentine oil and gas industry is regulated by (i) the Hydrocarbons Law No. 17,319 (
Ley de Hidrocarburos
), enacted in 1967, and amended by Law No. 26,197 enacted in 2007 and Law No. 27,007, enacted in 2014, which establish the basic legal framework for the exploration and production of oil and natural gas; and (ii) Law No. 24,076, referred to as the “Natural Gas Law”, enacted in 1992, which established the basis for deregulation of natural gas transportation and distribution industries.

The Hydrocarbons Law created a system of exploration permits and production concessions granted by the State (federal or provincial, depending on the location of the resources), through which companies have exclusive rights of exploration, development, exploitation and ownership of production at the wellhead, in exchange for the payment of a royalty and adherence to the general tax regime. The Hydrocarbons Law also offers state oil companies (whether federal or provincial) the possibility of granting rights through production sharing agreements.
In January 2007, Law No. 26,197 transferred the eminent domain on hydrocarbon reservoirs from the Argentine government to the provinces. This law acknowledged the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124 of the Argentine National Constitution (including reservoirs to which concessions were granted prior to 1994) and granted provinces the right to administer such reservoirs. Exploration permits and exploitation concessions existing at the time of enactment of Law 26,197 have been transferred to the corresponding provincial governments until their expiration. On the other hand, transportation concessions between provinces continue to be subject to federal jurisdiction. Oil rights are independent from surface rights. Oil production belongs to the licensee (the holder of an exploration permit or exploitation concession) as from its extraction.
On October 29, 2014, the Argentine Congress enacted Law No. 27,007, which amended the Hydrocarbons Law in certain aspects mainly relating to the E&P of unconventional hydrocarbons (which were not regulated in the previous Hydrocarbons Law), the extension of the concessions and royalty rates, as follows:

•
Conventional Exploration permits
: the term for permits for conventional exploration was divided into two periods of up to three years each plus a discretionary extension of up to five years. Thus, the maximum possible duration of exploration permits was reduced from 14 to 11 years.

•
Unconventional exploration permits
: the term of permits was divided into two four-year terms, plus a discretionary extension of up to five years, providing for a maximum term of 13 years. In the case of offshore permits, the term was divided in two periods of up to three years and a discretional extension for up to five years (with a discretional extension of one year each period of the initial term), providing for a maximum term of 13 years.

•
Concession
: the term of conventional exploitation concessions remains at 25 years. For unconventional exploitations, a
35-year
term was established, including an initial pilot plan of up to five years. For offshore production, concessions will be granted for periods of up to 30 years. Under the previous Hydrocarbons Law regime, the concessions could be extended only once for a
10-year
term. Law No. 27,007 established the possibility to request successive extensions to conventional and unconventional concessions for
10-year
periods, under certain requirements. Even the concessions which were in force prior the enactment of the new regime and those which had already been extended once may be extended again.

•
Reservation of areas and the transportation method
: Law No. 27,007 eliminated the possibility for the Argentine government and the provinces to reserve areas for the exploitation by public entities or state-owned companies as from the date in which Law No. 27,007 entered into force and effect. However, contracts already executed by said provincial entities or companies for the exploration and development of reserved areas continue to be subject to the regulations in force prior to Law No. 27,007.

•
Royalties
: the general 12% rate for royalties provided for in the Hydrocarbons Law was maintained. As in the previous regime, the possibility of reducing the rate in exceptional cases up to 5% was also maintained, as well as the possibility of increasing it by 3% upon successive extensions. The new law also introduces a maximum limit to such rate in all cases of 18%. In addition, it provided for the possibility of the grantor to apply a reduced rate of up to 50% for projects (i) of production projects in which enhanced or improved oil recovery techniques are applied, (ii) for extra-heavy oil exploitations and (iii) for offshore exploitations.

Law No. 27,007 provided that the Argentine Executive Branch shall include in the Promotional Investment Regime the direct investment projects that involve investments for an amount of no less than US$250 million in a
3-year
period. Before the enactment of Law No. 27,007, the benefits under this regime applied to projects for amounts higher than US$1,000 million in a five-year period.

The benefits under the Investment Promotional Regime can be enjoyed after the third year and include an allowance for 20% of the project’s production to be sold at international market prices in the case of onshore projects, and 60% in the case of offshore projects.
Law No. 27,007 also established two contributions payable to the provinces in connection with the projects subject to this Investment Promotional Regime: (i) 2.5% of the initial investment to develop corporate social responsibility projects, payable by the owner of the project and (ii) a contribution, which amount shall be determined by the former Commission for the Strategic Coordination and Planning of the National Hydrocarbon Investment Plan (“CPCE”), created by Decree No. 1.277/2012 considering the size and scope of the project, to develop infrastructure projects in the relevant province, payable by the Argentine government.
Exploration permits and exploitation concessions constitute an acquired right that cannot be terminated without legal indemnification. However, the competent provincial authorities have the right to revoke these licenses in the event of non-compliance
with the conditions of the permit or concession by the licensee (Article 80 of Law No. 17,319). Licensees may also partially or totally relinquish, at any time, the surface of a permit or concession. If an exploration permit is relinquished, the licensee will be obliged to pay the investment amounts committed and not fulfilled (Articles 20 and 81 of Law No. 17,319).
In addition, expropriations in Argentina are regulated by the Federal Expropriations Law, No. 21,499, which does not include specific provisions for oil and gas licenses.
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
After more than two decades without granting exploration permits in offshore reservoirs, in October 2018, Decree No. 872/2018 was published, ordering the SdE to convene an international public tender for the granting of exploration permits over 38 offshore areas, located in the Argentine territorial sea under federal jurisdiction. In November, 2018, Resolution No. 65/2018 of the SdE was published pursuant to which the SdE called for the mentioned tender and approved the applicable bidding terms and conditions. After passing certain technical and financial tests during the prequalification stage, the interested parties submitted their tenders on April 16, 2019 through a public event attended by various international and public officers of the SdE. The event received bids for 18 of the tendered areas, for approximately US$724 million. Five of these areas received more than one offer, while a single consortium of bidders offered a $5.0 million entry bonus in addition to investments in units of work offered. The award of these areas was published in May, 2019 through Resolution No. 276/2019 of the SdE.
Reserves and Resources Certification in Argentina
The estimation of reserves and resources in Argentina is mainly governed by SdE Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution
No. 69-E/2016.
These regulations require holders of exploration permits and exploitation concessions to file by March 31 of each year estimates of natural gas and oil reserves and resources existing as of December 31 of the previous year. Estimates must be certified by an external auditor and sent to the SdE. Information is required to be presented following the criteria approved by the SPE (Society of Petroleum Engineers), the WPC (World Petroleum Council) and the AAPG (American Association of Petroleum Geologists), which are widely accepted internationally.
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
Additionally, according to the degree of certainty that will be commercially recoverable, reserves are classified as “proved” (which can be developed or undeveloped) and “unproved” (which can be probable or possible). Proved developed reserves are expected to be recovered from existing wells and facilities while proved undeveloped reserves are quantities expected to be recovered through future investments. Moreover, the estimation of “
proved oil and natural gas reserves
” based on SdE Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution
No. 69-E/2016
may differ from the standards required by SEC’s regulations. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—The oil and gas reserves that we estimate are based on assumptions that could be inaccurate.”
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

Technical and economic criteria (including expected sale prices, projected investments, evolution of operative, administrative and transport costs, estimated taxes and duties) used to estimate reserves and contingent resources are defined by the operators and subject to control by external auditors, who validate the information submitted to the SdE for official certification.
The information included in this section of the annual report regarding Argentina’s proved reserves has been prepared based on official and publicly available information of the SdE. References to Argentina’s “proved reserves” follow the definition of “proved reserves” as set forth in the guidelines published by the SdE. However, the information regarding Vista’s proved reserves included elsewhere in this annual report has been prepared according to the definitions of Rule
4-10(a)
of Regulation
S-X
or the Society of Petroleum Engineers’ Petroleum Resources Management System, which differ from the relevant guidelines published by the SdE.
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
(established by Law No. 24, 076) (“ENARGAS”) or the SdE. SdE Resolution No. 5/04, as amended, sets forth maximum amounts:

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
On May 7, 2021, Resolution No. 385/2021 of the SdE was published in the Official Gazette, approving the rules for the registration of companies who perform liquid hydrocarbon transportation through pipelines and sea terminals (
Empresas Transportistas de Hidrocarburos Líquidos por Ductos y a través de Terminales Marítimas
) in the Oiling Companies Registry created by means of Decree No. 5906/67 (
Registro de Empresas Petroleras
). It also set forth requirements to be fulfilled by companies who are registered in such registry.
On August 23, 2021, Decree No. 540/2021 was published in the Official Gazette, whereby the
“non-physical”
transportation of liquid hydrocarbons through pipelines up to the entry to the storage plants.
“Non-physical”
transportation means the service whereby the shipper delivers liquid hydrocarbons at a given loading point and requests the return of an equivalent quantity of liquid hydrocarbons at a return point other than the return point (or points) established according to the normal and customary direction of flow or movement of the crude oil, within the scope of a single transportation concession.

Authorized Governmental Agency
According to Decree No. 706/2020, published in the Official Gazette on August 29, 2020, the preparation, proposal and execution of the national energy policy is under the responsibility of the National Ministry of Economy. This competence is exercised purview the SdE, which was transferred from the purview of the Ministry of Productive Development to the orbit of the Ministry of Economy by Decree No. 732/2020.
In matters related to hydrocarbons, the SdE is assisted by the Undersecretariat of Hydrocarbons. However, the Argentine Executive Branch is in charge of determining areas in which hydrocarbons activities are to be encouraged and, together with provincial governments, the granting of permits and concessions. Pursuant to the Federalization Hydrocarbon Law No. 24.145, each province has the authority to enforce the Hydrocarbons Law within its own territory.
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
In November 2017, the Argentine Executive Branch decreed the merger of ENARSA and EBISA (Emprendimientos Energéticos Binacionales S.A.), the former being the absorbing company, now known as the IEASA (Integración Energética Argentina S.A.). See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Other relevant measures—“Presidente Nestor Kirchner Gas Pipeline”, Transport.Ar Program, FONDESGAS ).
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
The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the Argentine government began searching for tools and regulations that could restart the path to growth. To that effect, the Argentine government created incentive programs, including “Oil Plus Program” (
Petróleo Plus
) and Oil Encouragement Program (
Programa de Estímulo a la Producción de Petróleo Crudo
).
The Solidarity Law published in the Official Gazette on December 23, 2019, sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products.
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

(ii)
In addition, the SdE shall oversee the compliance of producers with the Annual Investment Plan required by Section 12 of Annex to Decree No. 1277/12, and shall apply, if necessary, the applicable sanctions.

(iii)
As long as these measures were effective, refineries and traders were forced to acquire their demand for crude oil from local producers. In addition, integrated companies, refineries and traders were not allowed to import products that were available for sale or to that could be processed in the local market.

(iv)
Export duties were set forth for certain hydrocarbon products: (i) 0% rate for export duties in the event that international the price is equal or inferior to the “base value” (US$45/bbl), (ii) 8% rate for export duties in the event that the international price is equal or superior to the reference value (US$60/bbl), and (iii) in the case that the international price is higher that the Base Value and lower to the Reference Value, the export duty tax rate shall be determined according to a progressive adjustment formula for the export duty rate from 0 to 8%. Decree 488/2020 does not establish a time limit for the application of the export duties indicated therein, although under certain interpretations such duties would become ineffective as of January 1, 2022 considering the limit established in the Solidarity Law (December 31, 2021).

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
Export operations of crude oil and oil
by-products
currently require prior registration in the Registry of Export Operations Agreements (
Registro de Contratos de Operaciones de Exportación
) and authorization by the SdE (according to the regime established in Resolution S.E. No.
241-E/2017
and its subsequent amendments and complements). Oil companies and oil refineries intending to export crude oil, liquefied petroleum gas or gasoil, among others, must demonstrate, prior to obtaining the authorization, that the offer for sale of such product has already been made and rejected by local buyers.
Gas Market
In order to foster the production of natural gas, the Argentine government adopted different programs, including the “Natural Gas Additional Injection Stimulus Program” (“Gas Plan”), Gas Plan II (implemented by means of Resolution No. 60/2013), and the “Stimulus Program for New Natural Gas Projects” (
Programa de Estímulo a los Nuevos Proyectos de Gas Natural
).
In October 2016, Resolution No. 212/2016 of the SdE established four new Transport System Entering Point (TSEP) prices and a new tariff scheme for users who buy gas from distributors. This resolution also established that until the liberalization of the TSEP prices the SdE will approve the price every six months (April and October).
By the application of the regulations, the average rates of TSEP for residential users in Argentina (with the exception of la Patagonia, Malargüe and la Puna) should be gradually increased from US$3,42/MMBtu as of October 2016 to US$6,80/MMBtu as of October 2019.
On the other hand, TSEP prices for la Patagonia, Malargüe and la Puna gradually increased from an average of US$1.29 /MMBtu in October 2016 to US$6,72 /MMBtu in October 2022.
In March 2017, the Program to Stimulate Investments in Natural Gas Production Developments from
Non-Conventional
Reservoirs was created by Resolution No. 46/2017 with effect until December 31, 2021. This Resolution established a compensation for the volume of non-conventional
gas production and was determined by deducting the internal market price from the minimum price stablished by the Resolution for each year. The minimum prices were US$7.0 per MMBtu for 2019, US$6.5 per MMBtu for 2020, and US$6.0 per MMBtu for 2021. Resolution
419-E/17
defines the guidelines considered by the former Undersecretariat of Hydrocarbon Resources to determine the weighted average monthly price by volume of total sales of natural gas in Argentina.
On February 28, 2019, Joint Resolution No. 21/19 of the Finance and Economy Secretariats set forth the issuance, on February 27, 2019, of the “Natural Gas Bonds Program” for an amount up to a face value of US$1,600 million, due on June 28, 2021, to amortize in 29 monthly and consecutive installments. Such payment program provides no interest rate.
On July 24, 2019 the SdE issued Resolution No. 417/2019 which (i) replaced the procedures for obtaining gas export permits established by Resolution No. 104/2018, with a new procedure provided in such Resolution; (ii) entrusted the Undersecretariat of Hydrocarbons and Fuels with: (a) the regulation of energy substitution mechanisms to be used also for exports of natural gas under firm conditions, (b) the development and approval of a natural gas export operating procedure, applicable to natural gas exporters, to be used if domestic supply security is at risk; and (c) grant export permits by issuing the relevant certificate.

Resolution No. 417/2019 was later complemented by Resolution No. 506/2019 issued by the Governmental SdE and Resolution No. 284/2019 issued by the former Ministry of the Treasury. The latter established the operational procedures for natural gas exports, applicable until September 30, 2021.
However, on April 27, 2021, Resolution No. 360/2021 of the SdE was published in the Official Gazette, whereby:

(i)	Resolution No. 417/2019 was repealed;

(ii)	Disposition No. 284/2019 was repealed;

(iii)	the new “Natural Gas Export Authorization Procedure” was approved.

(iv)	The Undersecretariat of Hydrocarbons was delegated the tasks specifically entrusted in the “Procedure for Authorization of Natural Gas Exports.”
Gas Plan 2020-2024 (Gas.Ar Plan)
Recently, by means of Decree No. 892/2020, dated November 13, 2020, the Government implemented the Argentine Plan for the Promotion of Natural Gas Production – Supply and Demand Scheme 2020-2024 (“
Plan de Promoción de la Producción de Gas Natural Argentino – Esquema de Oferta y Demanda 2020-2024
”).
The most relevant aspects of the Gas Plan 2020-2024 are:

a.
The Gas.Ar Plan was implemented through direct contracts between gas producers, on the one hand, and gas distributors and/or sub-distributors
(to satisfy priority demand) and CAMMESA (the Wholesale Electricity Market Administrator, to satisfy demand of thermal power plants), on the other. Such contracts (i) were awarded and negotiated through, and (ii) the price of gas in the point of entry into the transportation system (“PIST” for its acronym in Spanish) arose from, a tender procedure carried out by the SdE, as detailed further below.

b.
It shall have an initial duration of four years, which may be extended by the SdE for additional periods of one year each based on its analysis of the gas market, demand volumes and investment possibilities in infrastructure. For off-shore
projects, a longer term of up to eight years may be contemplated.

c.
Comprises a total volume of 70 mmcm/d for the 365 days of each year in which the Gas.Ar Plan is in place (distributed as follows (i) Austral Basin 20 mmcm/d, (ii) Neuquina Basin 47.2 mmcm/d, and (iii) Northwest Basin 2.8 mmcm/d), and certain additional volumes for the winter seasonal period of each of the four years.

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

g.
The Argentine Central Bank established appropriate mechanisms to guarantee the repatriation of direct investments and their respective returns and/or the payment of principal and interest of foreign financings, provided that such funds have been entered into to Argentina through the Argentine Foreign Exchange Market as from the entry into force of the decree, and are used to finance projects under the Gas.Ar Plan.

The SdE is tasked with implementing the plan. The Secretariat is assigned the power to implement a Supply Plan with maximum volume, terms and price references for natural gas in TSEP, applicable to supply agreements between suppliers and demanding agents to be executed within the framework of the plan, and that ensure the free formation and transparency of prices in accordance with Law No. 24.076.
On November 20, 2020, the SdE issued Resolution No. 317/2020, approving the bidding terms for the Public National Tender to award a natural gas volume of 70.000.000 m3 per day, for the 365 days of each calendar year of the Gas.Ar Plan, and an additional volume for each of the winter periods from 2021 to 2024.
On December 1, 2020, the SdE issued Resolution No. 354/2020, setting forth the guidelines for CAMMESA to act within the Gas.Ar Plan.
This resolution also set forth the new maximum prices in the TSEP, for each basin, for natural gas production not comprised in the Gas.Ar Plan, and destined to electricity generation to be commercialized in the Wholesale Electricity Market (MEM, for its Spanish acronym), or, in general, destined to the provision of the public service of electricity distribution.
On December 15, 2020, the SdE issued Resolution No. 391/2020 (amended by Resolution No. 447/2020, dated December 29, 2020), awarding the natural gas volumes within the framework of the Gas.Ar Plan, and approving the natural gas prices in the TSEP for awarded volumes.
On December 29, 2020, the SdE issued Resolution No. 447/2020, modifying certain aspects of Resolution 391/2020. Among other aspects, this resolution established that in order to ensure compliance of payment obligations under the contracts to be executed, the SdE, the distributors and sub-distributors
shall deposit in a bank account the sums they perceive –monthly- in concept of gas at the TSEP. These funds shall be exclusively used to pay de natural gas acquired within the framework of contracts executed within the Gas.Ar Plan.
On February 16, 2021 the SdE issued Resolution No. 117/2021, calling for a public hearing to treat the portion of the price of natural gas at TSEP whose payment the federal government will undertake under the Gas.Ar Plan.
On February 20, 2021, given that the volumes of gas awarded under the first tender of the Gas.Ar Plan was insufficient to cover the projections for domestic demand for the winter periods 2021, 2022, 2023 and 2024, the SdE issued Resolution No. 129/2021, calling for Round 2 of the public national tender for the Gas.Ar Plan.
On February 20, 2021, by means of Resolution No. 125/2021, the SdE instrumented fiscal credit certificates as guaranties under the Gas.Ar Plan, to back the payment of compensations/incentives in head of the federal government, to be paid to producers. AFIP’s General Resolution No. 4939/2021, dated March 3, 2021, approved the procedure for the registration, application and assignment of these certificates.
Through of Resolution No. 144/2021 issued by the SdE, a series of guidelines were set forth to avoid disloyal practices against the Gas.Ar Plan, in matters related to employment and direct provision of goods and services on behalf of small and medium businesses and regional companies.
On October 21, 2021, the SdE issued Resolution Nº 984/2021, calling for Round 3 of the public national tender for the Gas.Ar Plan in order to achieve a greater supply of local gas in the winter period.
The base volume awarded to Vista Argentina under the tender of the Gas.Ar Plan was 0.86 MMm3/d (30.4 million cubic feet/day) at an average annual price of US$3.29 per million BTU for a four-year term as of January 1, 2021. Vista Argentina ranked fourth in terms of price competitiveness, granting dispatch and export priority, especially for the summer periods (with lower local demand), from a total of 70 MMm3/d (2.7 billion cubic feet/day) of natural gas under auction. Pursuant to such award, Vista has committed to invest approximately US$46 million during the four years of the Gas Plan IV.
The Social Solidarity and Productive Reactivation Law

On December 23, 2019, the Government enacted Solidarity Law, declaring a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters. The Solidarity Law establishes that (i) natural gas tariffs under federal jurisdiction will remain unaltered for a term of one hundred eighty (180) days as from December 23, 2019, and (ii) the executive branch is empowered to renegotiate tariffs under federal jurisdiction, either within the framework of the current general tariff reviews or through an extraordinary review, in accordance with Law No. 24,076 (Gas Law). The provinces were also invited to adhere to this policy. The Solidarity Law establishes that the Argentine Executive Branch is empowered to fix export duties up to a maximum of 33% of exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for export duties on hydrocarbons and mining products.
On June 19, 2020, Decree No. 543/2020 extended the
180-day
term established in Article 5 of the Social Solidarity Law until the end of 2020. On December 17, 2020, Decree No. 1,020 / 2020 extended the freezing of electricity and natural gas rates for a period of 90 days or until the new transitory rate schedules agreed in the transitory agreements come into effect.
Also, the Solidarity Law entitles the Argentine Executive Branch to intervene in the management of the ENARGAS and the ENRE. On March 17, 2020, Decree No. 278/2020 was published in the Official Gazette, which provides for the State intervention in ENARGAS until December 31, 2020, which was extended by Decree No. 1,020/2020 until the earlier of (i) December 31, 2021, or (ii) until the end of the renegotiation of the tariff revision provided for by the decree is completed, the earlier of. Afterwards, the intervention was extended until December 31, 2022, by means of Decree No. 871/2021.
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
The requirements to access the Promotion Regime include the presentation of an “Investment for Exports Project” consisting of a minimum direct investment of one hundred million U.S. Dollars (US$100,000,000)
The beneficiaries which participate in the Promotion Regime will be able to apply up to 20% of the foreign currency proceeds obtained from the exports related to the project to, among others, a) Payment of principal and interests of debts arising from import of goods and services as from the maturity date; b) Payment of principal and interests of debts connected to foreign financial debts as from the maturity date; c) Payment of profits and dividends corresponding to closed and audited balance sheets; and d) Repatriation of direct investments by non-residents
in companies that are not controllers of local financial entities. Please see “Item 10. Additional Information—Exchange Controls—Special regime under the investment promotion regime for exports set forth by Decree No. 234/21.”

Other relevant measures—“Presidente Nestor Kirchner Gas Pipeline”, Transport.Ar Program, FONDESGAS
On February 9, 2022, SdE Resolution No. 67/2022 was published in the Official Gazette, whereby:

•
It declared the construction of the “President Néstor Kirchner Gas Pipeline” to be of National Public Interest as a strategic project for the development of natural gas in the Argentine Republic (which will transport natural gas starting from the Province of Neuquén, crossing the Provinces of Río Negro, La Pampa, Buenos Aires, up to the Province of Santa Fe), as well as its complementary works, and the construction of the works for the expansion and strengthening of the National Natural Gas Transportation System.

•	It created the “Transport.Ar Producción Nacional” Gas Pipeline System Program, within the scope of the Undersecretary of Hydrocarbons, with the purpose of:

(a)	Executing the necessary works to promote the development and growth of natural gas production and supply,

(b)	Substituting imports of LNG and Gas Oil—Fuel Oil used to supply priority demand and thermal generation plants, respectively,

(c)	Ensuring the supply of energy,

(d)	Guaranteeing the domestic supply under the terms of Laws Nos. 17,319, 24,076 and 26,741,

(e)	Increasing the reliability of the energy system,

(f)	Optimizing the national transportation system,

(g)	Increasing natural gas exports to neighboring countries,

(h)	Promoting regional gas integration on the basis of the principles set forth in the existing regulations on the matter.

•	It approved the list of works to be executed within the framework of the “Transport.Ar Producción Nacional” Gas Pipeline System Program.

•
The SdE shall conduct the Program, defining the prioritization of the works, projects and their corresponding stages, in order to guarantee the development of natural gas in the market, paying special attention to the current needs that need to be urgently addressed in the whole sector of the natural gas market, which includes its exploitation, development and transportation; in accordance with the objectives set forth in Resolution 67/2022 and with the provisions of Decree No. 892/2020 (Gas.Ar Plan) and Resolution No. 1. 036/2021 of the SdE. Likewise, it shall monitor the development of the Program, the planning and execution of the Works, with the assistance of a team of renowned experts hired for such purpose.

On February 14, 2022, Decree No. 76/2022 was published in the Official Gazette, whereby the National Executive Branch:

•	Granted to IEASA a Transportation Concession (the “Concession”) over the President Néstor Kirchner Gas Pipeline.

•	In its capacity as principal, IEASA may bid, contract, plan and execute the construction of the infrastructure works included in the “Transport.Ar Producción Nacional” Gas Pipeline System Program.

•
The transportation tariffs applicable by IEASA for the provision of the transportation service granted by the Concession will be determined and adjusted by the Ente Nacional Regulador del Gas (“ENARGAS”).

•
IEASA, with the approval of the Ministry of Economy, may enter into freely negotiated contracts relating to transportation capacity with producers and/or shippers for the construction or expansion, in whole or in part, of the Gas Pipeline. The transportation capacity thus contracted will not be subject to the tariffs approved by ENARGAS, which will be applied to the transportation capacity not committed in these contracts.

•
YPF S.A. will have priority to contract transportation capacity with respect to which IEASA is entitled to freely contract, in which case it will have to prepay, totally or partially, the amount associated to such contracts, prior approval of the Ministry of Economy. With respect to transportation capacity not contracted, IEASA is obligated to allow indiscriminate access to third parties.

•
IEASA, in exclusivity with YPF S.A., may jointly establish a scheme of technical collaboration, association, investment, or any other form of participation for the purpose of executing the programs and projects financed by the Solidarity and Extraordinary Contribution (pursuant to Law No. 27,605).

•	IEASA may partially or totally assign the ownership of the Concession to YPF S.A., prior authorization from the SdE.
With the authorization of the SdE, IEASA may assign in guarantee or fiduciary capacity the collection rights over the collection of tariffs and rates of the concession in order to guarantee the compliance with the obligations of the financing that may be obtained for the construction of the Gas Pipeline. IEASA is empowered to enter into trust or guarantee assignment agreements.

•
Created the administration and financial trust “Fondo de Desarrollo Gasífero Argentino” (“FONDESGAS”)-, of which IEASA is trustee and beneficiary, for the purpose of financing the works included in the Gas Pipeline System Program “Transport.Ar Producción Nacional”, including the repayment of the capital and interest services of the trust securities issued within its framework. The trustee and administrator of the trust assets is Banco de Inversión y Comercio Exterior S.A. (BICE).

•
The assets of FONDESGAS shall be constituted, among others, by the following trust assets: (i) The resources from credit operations in the domestic or foreign market, for which purpose the most convenient financial instruments may be appealed to under the terms authorized by the Ministry of Economy; and (ii) the resources from the contracts for the sale of transportation capacity over the Gas Pipeline.

Guidelines for an Energy Transition Plan to 2030

On November 1, 2021, Resolution No. 1036/2021 of the SdE was published in the Official Gazette, which approved the “Guidelines for an Energy Transition Plan to 2030.”
These guidelines list six economic policy objectives to characterize a productive structure that is (i) inclusive, (ii) dynamic, (iii) stable, (iv) federal, (v) sovereign and (vi) sustainable.
The document develops different energy scenarios and their impacts on the sector’s emissions forecast.
In terms of supply, two possible scenarios are presented. The first implies higher oil and natural gas requirements with a 20% share of renewable energy generation in the electricity matrix by 2030. The second scenario assumes higher natural gas requirements and relatively lower oil requirements, together with a higher share of renewable energies in electricity generation, reaching 30%.
Mexico’s Oil and Gas Industry Overview
According to the US’ International Trade Administration, Mexico is the thirteenth largest producer of oil in the world and has the third largest proved oil reserves in Latin America, after Venezuela and Brazil. Mexico has significant hydrocarbon resources with estimated oil and gas proved developed and undeveloped reserves of 7.98 Bnboe, 3P reserves of 22.85 Bnboe and estimated prospective resources of 112.9 Bnboe, in each case as of January 1, 2021, according to the CNH. Multiple formations exist to develop productive fields.

The Mexican subsurface has multiple geological plays and provides sizeable opportunities across the risk spectrum, from onshore mature fields to large deep-water projects. While oil and gas reserves are strongly concentrated in Southeast Basin plays, prospective resources are spread across multiple plays across several basins, which could lead to more opportunities for oil and gas participants to access previously untapped reservoirs. Mexico’s total oil production has declined from 3.3 MMbbl/d in 2006 to 1.6 MMbbl/d in 2022 due to the decrease in production from the Cantarell field, according to the CNH. Nevertheless, during last three years oil production was generally stable, and opportunities exist for private operators and Pemex to increase production through the introduction of new technologies for the use and exploitation of fields more technically challenging resources from shallow and deep-water exploration, as well as secondary and tertiary recovery projects in onshore conventional fields and unconventional resource exploration.

Mexican Oil and Gas Reserves as of January 1, 2021 (Bnboe)
		Reserves
Geological Basin	Cumulative production	1P	3P
Southeast	52.3	6.0	14.3
Tampico Misantla	3.9	1.0	5.7
Burgos	2.9	0.2	0.3
Veracruz	1.0	0.7	2.1
Sabinas	0.1	0.0	0.0
Others*	0.2	0.1	0.4
Deepwater	0.0	0.0	0.0

Total Mexico	60.3	8.0	22.8

*	Includes Cinturón Plegado de Chiapas and Plataforma Burro-Picachos
Source
: Pemex and CNH.
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
Particularly relevant for Mexico’s oil and gas industry, the reforms sought to boost oil and gas exploration and production by allowing private investor participation for the first time in over 75 years and increasing access to technology, expertise, and capital. The regulatory framework adopted by the reforms is considered to have abided by policy best practices and transparency at an international level.
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
SENER released the first five year (2015-2020) hydrocarbon tender plan (the “
Five Year Plan
”) after the enactment of the energy reforms. The Five Year Plan was intended to be a blue print of the government’s strategy to increase hydrocarbon production, replenish existing reserves and maximize interest from participants in future licensing rounds.
As of the date of this annual report, the CNH has awarded and executed 104 contracts of exploration and production. Of those, 48 (44.23%) have been onshore, while approximately 31 (29.80%) have been in shallow waters and 28 (25.96%) have been in deep waters. In 2021, production reached a total aggregate amount of 1,637,340.00 Mbd of oil and 2,548,953.00 MMpcd of natural gas.
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
In October 2021, the government presented the Five Year Plan for 2020-2024. This new plan is characterized by prioritization of investments in shallow waters and conventional onshore areas, excluding unconventional onshore areas and deep-water. Pursuant to the Five Year Plan for 2020-2024, the Federal Government determined that the current administration will not undertake new bids to award contractual areas for exploration and production activities until the current contracts can demonstrate that profits have been obtained.
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
Plan de Negocios 2017-2021
.
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

Oil and Gas Services Sector
Oil and Gas service companies are well established across the country, providing their services to onshore and offshore operations. All major international oil and gas service companies are present, with an increasing amount of small local providers available for certain activities at competitive costs.
Midstream and Downstream Infrastructure
There have been a number of investments in infrastructure development, which has included important investments in midstream and downstream facilities. For example, the progress made in the construction of the Dos Bocas refinery and the purchase of the Deer Park refinery in Houston, soon to be finalized, are part of a strategy to reduce all hydrocarbon imports, with the objective of leading to self-sufficiency in terms of refined products.
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
The legislation enacted in 2014 includes the Mexican Hydrocarbons Law (
Ley de Hidrocarburos
), which preserves the concept of state ownership over hydrocarbons while located in the subsoil but allows private companies to take ownership over the hydrocarbons once they are extracted. The Mexican Hydrocarbons Law allows private-sector entities holding a permit granted by the Mexican Energy Regulatory Commission to store, transport, distribute, commercialize and carry out direct sales of hydrocarbons, as well as to own and operate pipelines and liquefaction, regasification, compression and de-
compression stations or terminals, and related equipment in accordance with technical and other regulations. In addition, private-sector entities may import or export hydrocarbons subject to a permit from the SENER.
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
On May 4, 2021, the bill to reform and amend the Hydrocarbons Law (
Ley de Hidrocarburos
) introduced by President López Obrador to the Chamber of Deputies on March 26, 2021, was published on the Official Gazette (the “Hydrocarbons Law Reform”). In general terms, the Hydrocarbons Law Reform affects the permit regime originally set forth in the Hydrocarbons Law, by granting greater powers to the Ministry of Energy (SENER) and the CRE to grant, review and revoke the different permits contemplated in the Hydrocarbons Law. The main objectives of the Hydrocarbons Law Reform include, among others: (i) compliance with the public policy of minimum storage of petroleum products issued by the SENER; (ii) increasing the regulation of the revocation of existing permits; (iii) combating fuel theft (illegal bunkering); (iv) providing for the suspension of permits in the event of a national security issue; and (v) including new causes for the revocation of permits.

Moreover, the Hydrocarbons Law Reform wrestles back public control of Mexico’s fuel sales sector. Consequently, the Hydrocarbons Law Reform has a greater impact on entities in the downstream and midstream segments. The amendments introduced by the Hydrocarbons Law Reform affect all kinds of permits, indistinctly, resulting in SENER and CRE having the ability to: (i) revoke, suspend or intervene, export and commercialization permits of hydrocarbons; (ii) liquefaction, transportation and storage of natural gas, oil or petroleum products; and (iii) import, commercialization, distribution and retail of petroleum products.
However, the Mexican Judiciary has demonstrated its independence and adherence to the rule of law, by admitting more than five thousand injunctions to halt the entry into force of some of the most controversial measures adopted by the current Mexican Government and minimize the impact of the amendments of the Hydrocarbons Law Reform. However, recent events and enactments continue to generate criticism and uncertainty, according to various organizations and stakeholders in the industry.
While the Hydrocarbons Law Reform, in principle, does not seem to affect the activities of hydrocarbons exploration and production under our E&P license contracts, it is important to note that, given the broad authority granted to the CRE and SENER, the Hydrocarbons Law Reform may potentially impact our sale of crude oil and natural gas, as such activity is executed through our commercialization permit granted by the CRE (and may indirectly affect the development of our E&P activities under our license contracts).
Additionally, on September 30, 2021, President Andrés Manuel López Obrador, introduced a constitutional initiative to reform the energy sector in Mexico to the Chamber of Deputies (the “Reform”). The Reform basically consists of modifying certain guidelines and precepts of the Mexican energy sector by modifying articles 25, 27 and 28 of the Mexican Constitution and its corresponding modification to the secondary laws, mainly the Electric Industry Law (
Ley de la Industria Eléctrica
). As with any other constitutional reform, to become law the Reform requires the approval of two thirds of the Congress (both the Chamber of Deputies and the Chamber of Senators), and the approval of the majority of the state congresses.
On April 17, 2022, the Reform was voted in the Chamber of Deputies. With 275 votes in favor, 223 against and zero abstentions, the Reform was not approved despite having more votes in favor, as it did not gather the sufficient votes to reach the qualified majority on the Chamber of Deputies (333 votes in favor) required for the Energy Reform to pass. As a consequence, the energy sector, at a constitutional level, remains unchanged as it was approved during the 2013 Energy Reform.
The Reform intended for the Mexican State to retake control of the electricity sector through its state-owned productive company, the Federal Electricity Commission (
Comisión Federal de Electricidad
, “CFE”) through, among others, the establishment of the following conditions:

a)
both CFE and Pemex would have ceased to be productive state-owned companies and would have become governmental entities, by once again becoming companies wholly controlled by the Federal Government in charge of securing Mexico’s energy sovereignty;

b)
the cancellation of all power generation permits (including all permit applications pending resolution) and power purchase agreements currently in force, as well as the non-recognition
of self-supply and independent power producer permits modified and in force prior to the 2013 Energy Reform;

c)	CFE would have had the constitutional right to generate at least 54% (fifty-four) percent of Mexico’s electrical power, leaving the remaining 46% (forty-six) percent to the private sector;

d)	CFE would have been granted the authority to determine Transmission and Distribution tariffs and effectively nullify the Clean Energy Certificates program (CELS); and

e)	CNH would have been absorbed by SENER and no longer would have been and independent regulator.

Reserves and Resources Certification in Mexico
On August 13, 2015, CNH published a set of guidelines (the “CNH Guidelines”) that governs the valuation and certification of Mexico’s reserves and the related contingency resources. The CNH Guidelines follow the same SPE/WPC/AAPG international standards as those described with respect to the reserves and resources certification process in Argentina (see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina”). Therefore, the processes for reserves classification and certification in Mexico are similar to those described with respect to Argentina.
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
Regulatory Entities
For midstream and downstream activities, including oil refining and natural gas processing, the Hydrocarbons Law establishes a permit regime that is granted by the SENER and the Energy Regulatory Commission (
Comisión Reguladora de Energía
or “CRE”), as applicable. The Hydrocarbons Law also sets forth the process by which entities may apply for these permits.
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

The development of midstream and downstream natural gas activities, NGL, ethane and other oil derivatives are subject to the provisions of the Mexican Hydrocarbons Law, the Mexican Energy Sector Coordinated Regulatory Agencies Law (
Ley de los Órganos Reguladores Coordinados en Materia Energética
), the Mexican National Agency for Industrial Safety and Protection of the Environment of the Hydrocarbons Sector Law (
Ley de la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos
), the Mexican Hydrocarbon General Regulations, the Regulations Relating to the Activities Specified in Title Three of the Mexican Hydrocarbons Law and applicable environmental and safety regulations. Directives and General Rules (
Disposiciones Administrativas de Carácter General
) issued by the Mexican energy and environmental authorities, Mexican Official Standards (
Normas Oficiales Mexicanas
) and terms and conditions set forth in related permits also regulate our activities. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments— Our operations are subject to extensive regulation in the countries in which we operate.”
Building and operating natural gas, LNG, NGL, ethane and oil products storage facilities, pipelines and distribution systems require governmental permits and authorizations from federal, local and municipal authorities, such as the Mexican Energy Regulatory Commission, the Mexican Federal Economic Competition Commission, SEMARNAT, ASEA and the SENER, real estate rights-of-way,
and other related authorizations. Permits issued by the Mexican Energy Regulatory Commission also impose a series of regulatory obligations and specific terms and conditions commonly referred to as “general terms and conditions” (
Términos y Condiciones Generales
).
Market Regulations
In the past, the Mexican government has imposed price controls on the sales of natural gas, NGL, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. In accordance with the 2017 Federal Revenue Law
(Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017
), during 2017 the Mexican government gradually removed price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. To date, sale prices of gasoline and diesel have been fully liberalized and are determined by the free market.
However, on June 11, 2021, the Mexican Tax Administration Service (
Servicio de Administración Tributaria
SAT) published in the Federal Official Gazette the Seventh Resolution of Amendments to the General Rules of Foreign Trade for 2020 (
Séptima Resolución de Modificaciones a las Reglas Generales de Comercio Exterior para 2020
). In particular, the amendment to Rule 2.4.1. has generated uncertainty among investors in the sector. The amendment implies that only State-owned productive enterprises (PEMEX or CFE) and their subsidiaries may obtain (i) the authorization to import or export hydrocarbons, fuels, petrochemicals, and other products from a place other than the authorized location or, (ii) the extension of such authorization. As a result, private investors may only import and export said products through customs, customs sections, international airports, authorized border crossings, ports, railway terminals that have customs services, and the other locations set forth in Article 9 of the Regulation of the Customs Law (
Reglamento de la Ley Aduanera
); while the State-owned companies will not be bound by such restrictions. This amendment, among other things, may (i) significantly restricts the private sector’s options to export from, and import petrochemicals and hydrocarbons to Mexico; and (ii) put at risk the continuity and execution of business plans and investment projects in the development of new supply chains and infrastructure in the energy sector.
Federal Environmental Law
The Mexican Federal Environmental Liability Law
(Ley Federal de Responsabilidad Ambiental
) enacted on July 7, 2013 regulates environmental liability arising from damages to the environment including remediation and compensation. In the event of intentional and unlawful action or inaction, the responsible party will be fined up to approximately 48 million Mexican Pesos for 2017. This liability regime is independent from administrative, civil or criminal liability regimes, which may be applicable depending on the performed conduct.
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
We are subject to several environmental laws and regulations promulgated by local and federal governments in Argentina and Mexico which may affect the utilization of the assets. In addition, other environmental issues may influence the Company’s use of property, plant and equipment. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry— The oil and gas industry is subject to particular operational and economic risks” and “Item 4—Information on the Company—Business Overview — ESG Matters.”

ITEM 4.A	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
The following table presents our selected financial data as of and for each of the years in the three-year period ended December 31, 2021. Our historical results for any prior period do not necessarily indicate results to be expected for any future period.
The selected consolidated statement of comprehensive income for the years ended December 31, 2021, 2020 and 2019 and the selected consolidated statement of financial position as of December 31, 2021 and 2020, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Audited Financial Statements included elsewhere in this annual report.
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
You should read the information below in conjunction with our Audited Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information.”

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(in thousands of US$)
Revenue from contracts with customers	652,187	273,938	415,976

Cost of sales
Operating costs	(107,123)	(88,018)	(114,431)
Crude oil stock fluctuation	(905)	3,095	310
Depreciation, depletion and amortization	(191,313)	(147,674)	(153,001)
Royalties	(86,241)	(38,908)	(61,008)

Gross profit	266,605	2,433	87,846

Selling expenses	(42,748)	(24,023)	(27,138)
General and administrative expenses	(45,858)	(33,918)	(42,400)
Exploration expenses	(561)	(646)	(676)
Other operating income	23,285	5,573	3,165
Other operating expenses	(4,214)	(4,989)	(6,180)
Reversal / (Impairment) of long-lived assets	14,044	(14,438)	—

Operating profit / (loss)	210,553	(70,008)	14,617

Interest income	65	822	3,770
Interest expense	(50,660)	(47,923)	(34,163)
Other financial results	(7,194)	4,247	(715)

Financial results, net	(57,789)	(42,854)	(31,108)

Profit / (Loss) before income tax	152,764	(112,862)	(16,491)

Current income tax (expense) / benefit	(62,419)	(184)	(1,886)
Deferred income tax (expense) / benefit	(39,695)	10,297	(14,346)

Income tax (expense) / benefit	(102,114)	10,113	(16,232)

Profit / (loss) for the year	50,650	(102,749)	(32,723)

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) / profit from actuarial remediation related to defined benefit plans	(4,513)	460	(1,577)
- Deferred income tax benefit / (expense)	2,048	(114)	394

Other comprehensive income that shall not be reclassified to profit or loss in subsequent years	(2,465)	346	(1,183)

Other comprehensive income for the year, net of income taxes	(2,465)	346	(1,183)

Total comprehensive profit / (loss) for the year	48,185	(102,403)	(33,906)

(Losses)/Earnings per share attributable to equity holders of the parent
Basic (In U.S. Dollars per share):	0.574	(1.175)	(0.409)
Diluted (In U.S. Dollars per share):	0.543	(1.175)	(0.409)
Adjusted EBITDA (1)	380,107	95,607	170,862
Adjusted EBITDA margin (2)	58%	35%	41%
Adjusted Net Income (3)	78,483	(115,106)	(25,217)

(1)
We calculate Adjusted EBITDA as (loss)/profit for the year/period plus income tax expense, financial results, net, depreciation, depletion and amortization, transaction costs related to business combinations, restructuring and reorganization expenses, bargain purchase on business combination and gain from asset disposals and impairment (recovery) of long-lived assets. We present Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our core operations that facilitates period to period comparisons on a consistent basis. Our management uses Adjusted

EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA is not a measure of liquidity or operating performance under IFRS and should not be construed as an alternative to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.
(2)	We calculate Adjusted EBITDA margin by dividing Adjusted EBITDA by revenues from contracts with customers.
(3)
We calculate Adjusted Net Income as net income plus deferred income tax expense (benefit), plus changes in fair value of warrants, and plus impairment loss (recovery) of long-lived assets. We add back these three adjustments since they are non-cash
items that do not reflect the fair net income generation of the Company.

The following table sets forth the reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(in thousands of US$)
Profit / (loss) for the year	50,650	(102,749)	(32,723)
Income tax expense (benefit)	102,114	(10,113)	16,232
Financial results, net	57,789	42,854	31,108
Depreciation, depletion and amortization	191,313	147,674	153,001
Restructuring and reorganization expenses	2,284	4,886	3,244
Bargain purchase on business combination and gain from asset disposals.	(9,999)	(1,383)	—
Impairment (recovery) loss of long-lived assets	(14,044)	14,438	—
Adjusted EBITDA	380,107	95,607	170,862
Revenue from contracts with customers	652,187	273,938	415,976
Adjusted EBITDA margin	58%	35%	41%

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(in thousands of US$)
Profit / (loss) for the year	50,650	(102,749)	(32,723)
Adjustments:
(+) Deferred Income tax	39,695	(10,297)	14,346
(+) Changes in the fair value of Warrants	2,182	(16,498)	(6,840)
(+) Impairment (recovery) loss of long-lived assets	(14,044)	14,438
Adjustments to Net Income/Loss	27,833	(12,357)	7,506
Adjusted Net Income/Loss	78,483	(115,106)	(25,217)

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	(in thousands of US$)
Current and non-current borrowings	610,973	539,786	451,413
Cash, bank balances and other short term investments	315,013	202,947	260,028
Net Debt	295,960	336,839	191,385

Selected Consolidated Statement of Financial Position

	As of December 31, 2021	As of December 31, 2020
Assets
Non-current assets
Property, plant and equipment	1,223,982	1,002,258
Goodwill	28,416	28,484
Other intangible assets	3,878	21,081
Right-of-use assets	26,454	22,578
Investments in associates	2,977	—
Trade and other receivables	20,210	29,810
Deferred income tax assets	2,771	565

Total noncurrent assets	1,308,688	1,104,776

Inventories	13,961	13,870
Trade and other receivables	46,096	51,019
Cash, bank balances and other short-term investments	315,013	202,947

Total current assets	375,070	267,836

Total assets	1,683,758	1,372,612

Capital stock	586,706	659,400
Share-based payments	31,601	23,046
Other accumulated comprehensive losses	(5,976)	(3,511)
Accumulated losses	(47,072)	(170,417)

Total Equity	565,259	508,518

Deferred income tax liabilities	175,420	135,567
Lease liabilities	19,408	17,498
Provisions	29,657	23,909
Borrowings	447,751	349,559
Warrants	2,544	362
Employee benefits	7,822	3,461
Trade and other payables	50,159	0

Total noncurrent liabilities	732,761	530,356

Provisions	2,880	2,084
Lease liabilities	7,666	6,183
Borrowings	163,222	190,227
Salaries and payroll taxes	17,491	11,508
Income tax liability	44,625	0
Other taxes and royalties	11,372	5,117
Trade and other payables	138,482	118,619

Total current liabilities	385,738	333,738

Total liabilities	1,118,499	864,094

Total equity and liabilities	1,683,758	1,372,612

Dividends and Shares
Number of shares	89,178,231	87,851,288
Dividends declared	—	—
Dividends declared per-share	—	—

Source of Revenues
Vista is principally engaged in the oil and gas business in the E&P industry. Our oil and gas operations derive revenues mainly from the sale of crude oil, natural gas, and NGL. During the year ended December 31, 2021, oil sales contributed 91% of our total revenues, natural gas sales contributed 8% of our total revenues and NGL sales contributed 1% of our total revenues. During the year ended December 31, 2020, oil sales contributed 86.4% of our total revenues, natural gas sales contributed 12.3% of our total revenues and NGL sales contributed 1.4% of our total revenues. During the year ended December 31, 2019, oil sales contributed 81.3% of our total revenues, natural gas sales contributed 17.2% of our total revenues and NGL sales contributed 1.5% of our total revenues. During 2021, most of our revenues were generated in Argentina. For the periods of 2020 and 2019 all of our revenues were generated in Argentina.
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
Production Results and Other Operating Data
The following table sets forth summary unaudited information about the oil and natural gas historical production volumes and other relevant operating and financial data of the assets we own in Argentina and Mexico. For the year ended December 31, 2021, the historical production volumes and other relevant operating data included below was calculated at their respective working interest percentages, including 100% working interest in 25 de Mayo-Medanito, Jagüel de los Machos, Entre Lomas, Agua Amarga, Bajada del Palo Oeste and Bajada del Palo Este concessions, 84.62% in Coirón Amargo Norte, 1.5% in Acambuco, 90% in Águila Mora, 10% in Coirón Amargo Sur Oeste fully divested on April 1, 2021, 50% working interest in Aguada Federal and Bandurria Norte as of September 16, 2021, and 50% working interest in the block
CS-01
increased to 100% on March 25, 2021, 50% working interest
A-10
and
TM-01
fully divested on August 23, 2021. Royalties payable to provinces have not been deducted from our net production amounts given that substantially all of our production is currently in Argentina and under Argentine law royalties constitute a production tax payable in cash (and do not give provinces a direct interest in such production to make lifting and sales arrangements independently). We account for royalties as cost of sales.

	Year ended December 31 2021	Year ended December 31 2020	Year ended December 31, 2019
Net production volumes (1) :
Oil (MMbbl)	11.1	6.7	6.7
Natural Gas (Bncf)	16.4	15.8	20.8
NGL (MMboe)	0.2	0.2	0.3
Total (MMboe)	14.2	9.7	10.6

	Year ended December 31 2021	Year ended December 31 2020	Year ended December 31, 2019
Average daily net production (boe/d)	38,845	26,594	29,112
Average realized sales price:
Oil (US$/bbl)	54.9	37.2	53.0
Natural Gas (US$/MMBtu)	3.2	2.0	3.3
NGL (US$/tn)	312	205	272
Average realized sales price (US$/boe)	46.0	28.1	39.1
Average unit costs (US$/boe) (2) :
Operating expenses	7.6	9.0	10.8
Royalties (3)	6.1	4.0	5.7
Depreciation, depletion and amortization	13.5	15.2	14.4
Other data (in thousands of US$)
Operating expenses	107,123	88,018	114,431
Royalties (3)	86,241	38,908	61,008
Depreciation, depletion and amortization	191,313	147,674	153,001

(1)
Measured based on our working interest. There was no production due to others during the applicable periods. Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline.

(2)
We calculate average unit costs per boe by dividing operating expenses, royalties or depreciation, depletion and amortization for the relevant period, as applicable, by average daily net production multiplied by days in each period (365 days for 2019,366 days for 2020 and 365 days for 2021).

(3)
Measured based on our working interest. Royalties are applied to the total production of the concessions, and are calculated by applying the applicable royalty rate to the production, after discounting certain expenses in order to bring the value of the cubic meter of crude oil, natural gas and liquefied gas at a price from wellhead.

The following table highlights certain operating data through the end of the fourth quarter of 2021:

	2021
	Three-month period ended December 31,	Three-month period ended September 30,	Three-month period ended June 30,	Three-month period ended March 31,
Average Brent Oil Price (US$per bbl) (1)	79.7	73.2	69.1	61.3
Average Medanito Crude Oil Price (US$per bbl) (2)(3)	56.54	53.95	52.27	49.49
Average Natural Gas Price (US$per MMBtu) (3)	2.74	3.66	3.38	2.21
Net production volumes:
Oil (MMbbl)	2.98	2.85	2.87	2.38
Natural Gas (Bncf)	4.2	4.5	4.1	3.6
NGL (MMboe)	0.05	0.05	0.04	0.04
Total (Mboe)	3.78	3.70	3.63	3.07
Average realized sales price:
Oil (US$/bbl)	60.6	57.0	54.9	45.5
Natural Gas (US$/MMBtu)	2.7	4.1	3.5	2.0
NGL (US$/tn)	407	341	314	244
Lifting Cost (US$/boe)	8.0	7.3	7.3	7.5
Number of conventional wells drilled	2	4	1	0
Number of shale wells drilled	7	4	4	4
Revenue from contracts with customers	196,004	175,005	165,277	115,901

(1)	Source : Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source : Argentine Secretariat of Energy.

(3)	Source : Argentine Secretariat of Energy.
(4)	Source : Argentine Secretariat of Energy and US$/AR$exchange rate according to Communication “A” 3500 of the Argentine Central Bank.
Factors Affecting our Results of Operations
Our operations are affected by a number of factors, including:

(i)	the volume of crude oil, natural gas and liquid gas we produce and sell;

(ii)	the effects of the COVID-19 outbreak and the measures adopted by the countries in which we operate as a result of the pandemic;

(iii)	pricing regulation, mainly related to gas;

(iv)	export administration by the Argentine and Mexican governments and domestic supply requirements;

(v)	international and domestic prices of crude oil and oil products;

(vi)	discount of our oil production to market prices;

(vii)	our capital expenditures and financing availability;

(viii)	cost increases;

(ix)	market demand for hydrocarbon products;

(x)	operational risks, labor strikes and other forms of public protest;

(xi)	taxes, including export taxes;

(xii)	regulation of capital flows;

(xiii)	exchange rates;

(xiv)	interest rates; and

(xv)	changes to demand for hydrocarbon products and related services as the result of COVID-19 pandemic related disruptions.
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
The following table sets forth key economic indicators in Argentina during the periods indicated:

	2021		2020		2019		2018	2017	2016
Real GDP (% change) (3)	10.3	(1)	(9.9	) (1)	(2.0	) (2)	2.6	(2.1)	2.7
Nominal GDP (in millions of AR$) (3)	46,687,236	(1)	27,481,440	(1)	21,802,256	(2)	14,744,811	10,660,228	8,228,160
Consumer Price Index (CPI) variation (in %) (4)	50.9		36.1		53.8		47.6	24.8	41.0
Nominal Exchange Rate (in AR$/US$at period end)	102.8		84.1		59.9		37.8	18.8	15.9

(1)	Preliminary data.
(2)	Provisional data.
(3)	Source: INDEC. Preliminary and provisional data are shown as stated by INDEC.
(4)	The inflation from 2013 to 2016 corresponds to the one published by the Buenos Aires City Government.
(5)	Data in accordance with foreign exchange rate set forth in Communication “A” 3,500 issued by the Argentine Central Bank.
For more information on these macroeconomic and political conditions, see “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments.”
Foreign Exchange Rates
The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. Dollars, expressed in nominal Argentine Pesos per Dollar (According to Communication “A” 3500 of the Argentine Central Bank.). See “Item 10—Additional Information—Exchange Controls.”

	Average (1)	End of Period
Year Ended December 31, 2017	16.6	18.8
Year Ended December 31, 2018	28.1	37.8
Year Ended December 31, 2019	49.5	59.9
Year Ended December 31, 2020	70.6	84,1
Year Ended December 31, 2021	95.2	102.8
Month Ended September 31, 2021	98.3	98.7
Month Ended October 31, 2021	99.2	99.7
Month Ended November 30, 2021	100.3	100.9
Month Ended December 31, 2021	101.9	102.8
Month Ended January 31, 2022	104.0	105.0
Month Ended February 28, 2022	106.3	107.4
Month Ended March 31, 2022	109.5	110.0

(1)	Yearly data reflect average of month-end rates. Monthly data reflect average of day-end rates.
Sources
: Data in accordance with foreign exchange rate set forth in Communication “A” 3,500 issued by the Argentine Central Bank
The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Mexican Pesos per Dollar (price to settle obligations published by Banco de México).

	Average (1)	End of Period
Year Ended December 31, 2017	18.9	19.7
Year Ended December 31, 2018	19.2	19.7
Year Ended December 31, 2019	19.3	18.9
Year Ended December 31, 2020	21.5	19.9
Year Ended December 31, 2021	20.3	20.6
Month Ended September 31, 2021	20.0	20.3
Month Ended October 31, 2021	20.5	20.3
Month Ended November 30, 2021	20.8	21.8
Month Ended December 31, 2021	21.0	20.6
Month Ended January 31, 2022	20.5	20.7
Month Ended February 31, 2022	20.5	20.7
Month Ended March 31, 2022	20.6	20.0

(1)	Reflects average of day-end rates.
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
The value of the peso compared to other currencies depends, among other factors, on the level of international reserves held by the BCRA, which have also shown significant fluctuations in recent years, as well as on the fiscal and monetary policies adopted by the Argentine government. The Argentine macroeconomic environment, in which we operate, was affected by the continuous devaluation of the peso, which in turn had a direct impact on our financial and economic position. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Company—We are exposed to foreign exchange risks relating to our operations in Argentina and Mexico.”
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
For more information regarding policy and regulatory developments relating to the oil and gas industry in Argentina, see “Item 4—Information on the Company—Industry and Regulatory Overview —Argentina’s Oil and Gas Industry Overview.” For more information regarding policy and regulatory developments relating to the oil and gas industry in Mexico, see “Item 4—Information on the Company—Industry and Regulatory Overview —Mexico’s Oil and Gas Regulatory Overview.”
Seasonality
Although there is some historical seasonality to the prices that we are paid for our production. For example, seasonal demand behavior during winter and autumn affects the prices that we receive for our production. However, the impact of such seasonality has historically not been material. Additionally, seasonality does not play a significant role in our ability to conduct our operations, including drilling and completion activities as planned in our budgets.
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
On December 29, 2017, the Argentine government enacted Law No. 27,430 which introduced several changes to the Argentine income tax regime as well as to other federal taxes. Pursuant to Law No. 27,430 the income tax rate for Argentine companies would be gradually reduced from 35% to 30% commencing on tax periods initiated after January 1, 2018 and through December 31, 2019, and to 25% commencing on tax periods initiated after January 1, 2020 (an additional income tax withholding on actual or presumed dividend distributions to Argentine resident individuals or to foreign resident shareholders was also enacted at a 7% and 13% rate, respectively, so that an aggregate 35% tax burden is completed). On December 23, 2019, the Solidarity Law was published in the Official Gazette, providing –among many other federal tax aspects, including the creation of the so-called
“PAIS Tax”- the suspension of the application of the 25% corporate tax rate for one tax period. Pursuant to further clarifications unofficially made by the Argentine tax authorities, the 25% corporate tax rate (coupled with the 13% income tax withholding on actual or presumed dividend distributions of profits) would be applicable as of tax periods initiated after January 1, 2021. Through Law No. 27,630, the income tax rate applicable to Argentine companies is again modified, establishing a progressive tax rate system with a rate of 25% to 35% based on the accumulated net taxable income and a 7% withholding applicable to any distribution of dividends or profits made by such entities to individuals resident in Argentina and to beneficiaries abroad, regardless of the tax period in which such dividends or profits are made available to the shareholders. These amendments are applicable to tax periods beginning on or after January 1, 2021. Despite these changes, there are many transactions and calculations for which the ultimate tax determination is still uncertain. We recognize liabilities for potential tax claims based on estimates of whether additional taxes will be due in the future. For more information, see Note 2.4.14 to our Audited Financial Statements.
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
During the first week of March 2020, the Organization of Petroleum Exporting Countries (“OPEC”) and certain non-OPEC
producers (referred to as OPEC+) met in Vienna, Austria, to discuss the prospect of extending or increasing oil production cuts, in light of a decrease in demand due to
COVID-19.
No consensus was reached among

the 24 participating countries, effectively eliminating quotas and reduction targets as of April 1, 2020. After the events, Saudi Arabia, the world’s largest oil exporter, through its state-owned Company Saudi Aramco, decided to lower the OSP (Official Selling Price) of its Arab light crude by around US$8 per barrel, the largest monthly decrease in 20 years. Concurrently, it announced plans to increase production to at least 10 million barrels per day as of April. On March 8, 2020, Brent crude slid US$10.9 (or 24.1%) to US$34.4 in the worst decline in a single day since 1991. From March 16 to April 2, 2020, Brent price was below US$30/bbl, with a minimum price of US$22.72/bbl on March 30, 2020. Although, OPEC and OPEC+ agreed on a curtailment of 9.7 MMBbl/d on April 9, 2020, pushing Brent above the US$30/bbl mark, Brent dropped below US$20/bbl on April 21, 2020, as a result of the fall in crude oil demand generated by the
COVID-19
pandemic. During the second half of 2020, Brent traded at an average price of US$44.3/bbl, resulting in an average price during 2020 of US$43.2/bbl.
During 2021, global economic recovery boosted the demand for crude oil. Brent oil prices increased from US$51.8/bbl on December 31, 2020, to US$77.8/bbl on December 31, 2021, with an average of US$71.0/bbl for the year 2021, a 67% increase year over year. By early 2022, global oil prices were back to pre-pandemic
levels, although volatility remained high and the risk of second or third waves of
COVID-19
negatively impacting prices cannot be discarded.
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
The operating results and cash flows of our business are susceptible to risks relating to the volatility of international oil prices. Due to regulatory, economic and government policy factors, oil prices in Argentina in the past have lagged far behind the prevailing prices in the international market. Furthermore, in order to ensure the domestic supply and increase government revenue, Argentina’s government has imposed high export duties and other restrictions on exports in the past that have prevented companies from benefiting from significant increases in international oil prices. Oil exports remain subject to authorization from the SdE, which requires producers to demonstrate that local demand has been met or that an offer to sell oil to the local buyer has been made and rejected. We cannot predict if, when or what measures will be implemented or maintained by the Argentine government, nor what effects such measures will have, particularly on oil prices in Argentina.
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
The following table highlights the quarterly average price trends for crude oil and natural gas in U.S. Dollars for the periods presented:

	2021					2019	2018	2017	2016	2015
	Q4	Q3	Q2	Q1	2020
Average Brent Oil Price (per bbl) (1)	79.7	73.2	69.1	61.3	43.2	43.2	71.69	54.74	45.13	53.60
Average 25 de Mayo-Medanito Crude Oil Price (per bbl) (2)	56.54	53.95	52.27	49.49	40.64	54.0	64.98	56.52	63.40	74.59
Average Natural Gas Price (per MMBtu) (3)	2.74	3.66	3.38	2.21	2.29	3.35	4.42	3.76	3.21	2.08

(1)	Source : Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source : Argentine Secretariat of Energy.
(3)	Source : Argentine Secretariat of Energy.

A sustained drop in oil, natural gas and NGL prices may not only decrease our revenues but may also reduce the amount of oil, natural gas and NGL that we can produce economically and therefore potentially lower our oil, natural gas and NGL reserve quantities.
COVID-19
pandemic
Since December 2019, a novel strain of coronavirus (2019-nCov, referred to as
COVID-19)
has spread throughout the world. On March 11, 2020,
COVID-19
was categorized as a pandemic by the World Health Organization. The
COVID-19
pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental
“shelter-in-place”
and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Mexico and Argentina. To mitigate the impact of the
COVID-19
pandemic, the Argentine and Mexican governments, have over time implemented different measures involving mandatory social restrictions on mobility and closures of non-essential
businesses. Some of the consequences generated by these measures were (i) a material adverse impact on financial markets, (ii) a reduction in the demand for hydrocarbon products and, therefore, in our revenues, (iii) a significant drop in the international price of oil and increased price volatility and (iv) the deepening of Argentina’s economic recession.
During 2020, our operations in Argentina and Mexico were substantially impacted by
COVID-19,
given the sharp contraction in crude oil and natural gas demand and the strong decrease in oil and gas prices. This had a significant impact on our total hydrocarbons production and financial performance. On March 20, 2020, we decided to stop our drilling and completion activity in our Vaca Muerta project in Bajada del Palo Oeste. To ensure the continuity of our operations, we implemented a Business Continuity Plan (BCP) based on keeping minimum crew shifts operating as fully independent cells. Our cell strategy assembled people in small teams working in the field with minimal or no interaction with other cells. We coordinated weekly emergency drills to prepare employees and contractors to better manage symptoms compatible with
COVID-19.
Entrance controls, temperature tests, medical surveys were performed for employees and third-party contractors before they arrive at their shift to rule out any
COVID-19
compatible symptoms cases. During the third quarter of 2020, we adopted a new protocol to restart drilling, completion and pulling operations, in light of the easement of lock-down restrictions in Argentina and Mexico and the recovery in hydrocarbons demand and prices.
During 2021, the demand for, and price of, crude oil and crude oil by-products
surpassed
pre-COVID-19
levels and most economies, including Argentina and Mexico, experienced GDP growth as mobility and closure restrictions were substantially eased towards the end of the year (mainly due to vaccination coverage). Having restarted drilling and completion activity in Q3 2020, we tied in 20 new wells in Bajada del Palo Oeste in 2021. This boosted our total production to 38.8 Mboe/d in 2021, an increase of 46% compared to 2020. Additionally, due to the recovery in oil and gas prices, our Adjusted EBITDA was US$380.1 million, an increase of 296% compared to 2020.
During 2021 we adapted the BCP, as the progress in vaccination provided coverage to our staff and the general population in Argentina and Mexico. We temporarily reverted to isolated cells for essential field operations during the peaks of the
Covid-19
variants and carried out frequent antigen tests for rapid detection of positive cases. Since April 2021 we implemented a hybrid work scheme for office staff, with two separate cells at each location, to limit office attendance to 50% of the total capacity in our premises. This protocol allowed us to reconnect teams in live meetings, whilst minimizing risks at the office. The hybrid scheme was temporarily switched to 100% home-office as contagion rates increased during the propagation of the Omicron variant.
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

Year ended December 31, 2021 compared to year ended December 31, 2020

	Year ended December 31, 2021		Year ended December 31, 2020
	(in thousands of US$except per share data)	(% of revenues)	(in thousands of US$except per share data)	(% of revenues)
Revenue from contract with customers	652,187	100%	273,938	100%
Cost of sales	(385,582)	(59)%	(271,505)	(99%)
Gross profit	266,605	41%	2,433	1%
Selling expenses	(42,748)	(7)%	(24,023)	(9%)
General and administrative expenses	(45,858)	(7)%	(33,918)	(12%)
Exploration expenses	(561)	(0)%	(646)	(0%)
Other operating income	23,285	4%	5,573	2%
Other operating expenses	(4,214)	(1)%	(4,989)	(2%)
Reversal / (Impairment) of long- lived assets	14,044	2%	(14,438)	(5%)
Operating profit / (loss)	210,553	32%	(70,008)	(26%)
Interest income	65	0%	822	0%
Interest expense	(50,660)	(8)%	(47,923)	(17%)
Other financial results	(7,194)	(1)%	4,247	2%
Financial results, net	(57,789)	(9)%	(42,854)	(16%)
(Loss)/Profit before income tax	152,764	23%	(112,862)	(41%)
Current income tax (expense)	(62,419)	(10)%	(184)	(0%)
Deferred income tax (expense) / benefit	(39,695)	(6)%	10,297	4%
Income tax benefit / (expense)	(102,114)	(16)%	10,113	4%
Profit / (loss) for the year	50,650	8%	(102,749)	(38%)
Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) / profit from actuarial remediation related to defined benefit plans	(4,513)	(1)%	460	0%
- Deferred income tax benefit / (expense)	2,048	0%	(114)	(0%)
Other comprehensive income that shall not be reclassified to profit or loss in subsequent years	(2,465)	(0)%	346	0%
Other comprehensive income for the year, net of income taxes	(2,465)	(0)%	346	0%
Total comprehensive profit / (loss) for the year	48,185	7%	(102,403)	(37%)
(Losses)/Earnings per share attributable to equity holders of the parent
Basic (In U.S. Dollars per share):	0.574	N/A	(1.175)	N/A
Diluted (In U.S. Dollars per share):	0.543	N/A	(1.175)	N/A

Revenue from contracts with customers
The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenues from crude oil sales	593,060	236,596
Revenues from natural gas sales	54,301	33,575
Revenues from NGL sales	4,826	3,767
Revenue from contracts with customers	652,187	273,938
Total revenue from contracts with customers increased to US$652.2 million during the year ended December 31, 2021, compared to US$273.9 during the year ended December 31, 2020. Such increase was primarily driven by higher realized prices and higher production.
Revenues from crude oil increased to US$593.1 million during the year ended December 31, 2021, compared to US$236.6 million during the year ended December 31, 2020, which represented 91% and 86% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by an increase in realized crude oil price of 48% and an increase in production of 46% year over year.
Total volume of crude oil sold increased to 10,777 Mbbl during the year ended December 31, 2021, compared to 6,367 Mbbl during the year ended December 31, 2020, as a result of a year during which we tied-in
20 shale wells, increasing the total number of shale wells on production to 40 at year-end.
Average realized crude oil sales prices increased to US$54.9/bbl during the year ended December 31, 2021, compared to US$37.2/bbl during the year ended December 31, 2020, an increase that was mainly driven by a higher Brent price, which increased 64% during 2021 compared to 2020.
In 2021, 3,054 Mbbl of crude oil, or 28% of total crude oil volumes, were sold to export markets for a total revenue of US$182.2 million. In 2020, 2,791 Mbbl of crude oil, or 44% of total crude oil volumes, were sold to export markets for a total revenue of US$94.9 million.
Revenues from natural gas increased to US$54.3 million during the year ended December 31, 2021, compared to US$33.6 during the year ended December 31, 2020, which represented 8% and 12% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by an increase in the realized natural gas price, which increased 56% during 2021 compared to 2020.
Total volume of natural gas sold increased to 2,911 Mboe during the year ended December 31, 2021, compared to 2,735 Mboe during the year ended December 31, 2020. This increase was primarily driven by higher gas production.
The average realized natural gas sales prices increased to US$3.2/MMBtu during the year ended December 31, 2021, an increase of 58% compared to US$2.03/MMBtu during the year ended December 31, 2020. Such increase was mainly driven by higher prices to industrial customers and the Gas Plan winter price of 4.1 $/MMBtu and summer price of 2.7 $/MMBtu.
Revenues from NGL increased to US$4.8 million during the year ended December 31, 2021, compared to US$3.8 million during the year ended December 31, 2020, which represented 1% of our total revenue from contracts with customers.

During the year ended December 31, 2021, 99% of our revenue was generated by our oil and gas properties in Argentina, as well as during the year ended December 31, 2020.
Cost of Sales

	For the year ended December 31, 2021	For the year ended December 31, 2020
	(in thousands of US$)
Operation costs	(107,123)	(88,018)
Crude oil stock fluctuation	(905)	3,095
Depreciation, depletion and amortization	(191,313)	(147,674)
Royalties	(86,241)	(38,908)
Cost of sales	(385,582)	(271,505)
Cost of sales increased to US$385.6 million during the year ended December 31, 2021, compared to US$271.5 million during the year ended December 31, 2020. Total cost of sales included fluctuations in the inventory of crude oil, operating expenses, depreciation, depletion and amortization and royalties. This increase was primarily driven by the increase in total production.
Operating expenses increased to US$107.1 million during the year ended December 31, 2021, compared to US$88.0 during the year ended December 31, 2020, which represented 28% and 32% of our total cost of sales, respectively. This increase was primarily driven by a 46% increase in total production year over year.
Operating expenses per produced barrel decreased to 7.6 US$/boe during the year ended December 31, 2021, from 9.0 US$/boe during the year ended December 31, 2020. This decrease was mainly driven by the fact that incremental production at Bajada del Palo Oeste has a low marginal cost, and therefore dilutes the Company’s fixed cost base.
Depreciation, depletion and amortization increased to US$191.3 million during the year ended December 31, 2021, compared to US$147.7 million during the year ended December 31, 2020, which represented 50% and 54% of our total cost of sales, respectively. This increase was primarily driven by higher capital expenditures and total production in 2021 compared to 2020.
Royalties increased to US$86.2 million during the year ended December 31, 2021, compared to US$38.9 million during the year ended December 31, 2020, which represented 22% and 14% of our total cost of sales, respectively. This increase was primarily driven by the abovementioned increase in total production, realized oil price and realized natural gas price.
The fluctuation in crude oil inventories changed from an income to an expense of $0.9 million during the year ended December 31, 2021, compared to an income of $3.1 million during the year ended December 31, 2020. This was primarily due to the decrease in crude oil stock at the end of the period due to higher sales volumes during the period.
Gross Profit
Gross profit increased to US$266.6 million during the year ended December 31, 2021, compared to US$2.4 million, which represented 41% and 1% of our total revenue from contracts with customers, respectively.
Selling Expenses
Selling expenses increased to US$42.7 million during the year ended December 31, 2021, compared to US$24.0 million during the year ended December 31, 2020, which represented 7% and 9% of our total revenue from contracts with customers, respectively. This increase was primarily driven by an increase of 131% in taxes, rates and contributions, 100% in tax on bank transactions and 88% in transport. Such variations were partially offset by a decrease of 39% in fees and compensation for services, in all cases during 2021 compared to 2020.

General and Administrative Expenses
General and administrative expenses increased to US$45.9 million during the year ended December 31, 2021, compared to US$33.9 million during the year ended December 31, 2020, which represented 7% and 12% of our total revenue from contracts with customers, respectively. This increase was primarily driven by an increase in salaries and social security charges of 59%, employees benefits of 65% and institutional promotion and advertising of 84%, in all cases during 2021 compared to 2020.
Exploration Expenses
Exploration expenses decreased to US$0.5 million during the year ended December 31, 2021, compared to US$0.6 million during the year ended December 31, 2020, as a result of a decrease in activity levels.
Other Operating Income
Other operating income increased to US$23.3 million during the year ended December 31, 2021, compared to US$5.6 million during the year ended December 31, 2020. This increase was mainly due to the gain on the disposal of assets through the transfer of our working interest in the CASO area for US$9.8 million, as well as the gain on the farm out agreement with Trafigura for US$9.0 million.
Other Operating Expenses
Other operating expenses decreased to US$4.2 million during the year ended December 31, 2021, compared to US$5.0 million during the year ended December 31, 2020. This decrease was primarily driven by a reduction in restructuring and reorganization costs related to the changes in the group’s structure.
Operating Profit
Operating profit increased to of US$210.6 million during the year ended December 31, 2021, compared to a loss of US$70.0 million during the year ended December 31, 2020, which represented 32% and (26)% of our total revenue from contracts with customers, respectively.
Interest Income
Interest income decreased to US$0.1 million during the year ended December 31, 2021, compared to US$0.8 million during the year ended December 31, 2020. This decrease was primarily driven by a reduction on investment recognized at amortised cost.
Interest Expense
Interest expense increased to US$50.7 million during the year ended December 31, 2021, compared to US$47.9 during the year ended December 31, 2020. This increase was primarily driven by higher average gross debt during 2021 compared to 2020.
Other Financial Results
Other financial results totaled a loss of US$7.2 million during the year ended December 31, 2021, compared to a gain of US$4.2 million during the year ended December 31, 2020. This change was primarily due to changes in the fair value of warrants in 2021, mainly driven by an increase in the Company’s share price in 2021, increased remeasurements of loans originated by financial liabilities incurred in Argentina adjusted by the benchmark stabilization ratio (“UVA” for its acronym in Spanish). However, these effects were partially offset by an increase in income resulting from net foreign exchange rate changes during 2021 compared to 2020.

Profit Before Income Taxes
Profit before income taxes totaled a gain of US$152.8 million during the year ended December 31, 2021, compared to a loss of US$112.9 million during the year ended December 31, 2020.
Income Tax expense
Our income tax expenses totaled a loss of US$102.1 million during the year ended December 31, 2021, compared to a gain of US$10.1 million during the year ended December 31, 2020. This change was primarily driven by (i) an increase in current income tax expenses from US$0.2 to US$62.4 million compared to the year ended December 31, 2021, which was mainly driven by the higher pre-tax
income from Vista Argentina, our main subsidiary, during 2021 and (ii) a deferred income tax expense during 2021 of US$39.7 as compared to an income of US$10.3 in 2020. Such variance was mainly driven by the application of NOLs from our main subsidiary Vista Argentina during 2021.
Profit (loss) for the year, net
During the year ended December 31, 2021, the profit for the year, net totaled US$50.7 million during the year ended December 31, 2021, compared to US$102.7 million during year ended December 31, 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

	For the year ended December 31, 2020		For the year ended December 31, 2019
	(in thousands of US$except per share data)	(% of revenues)	(in thousands of US$except per share data)	(% of revenues)
Revenue from contract with customers	273,938	100%	415,976	100%
Cost of sales	(271.505)	(99%)	(328,130)	(79%)
Gross profit	2,433	1%	87,846	21%
Selling expenses	(24,023)	(9%)	(27,138)	(7%)
General and administrative expenses	(33,918)	(12%)	(42,400)	(10%)
Exploration expenses	(646)	(0%)	(676)	(0%)
Other operating income	5,573	2%	3,165	1%
Other operating expenses	(4,989)	(2%)	(6,180)	(1%)
Impairment of long-lived assets	(14,438)	(5%)	—	—
Operating profit	(70,008)	(26%)	14,617	4%
Interest income	822	0%	3,770	1%
Interest expense	(47,923)	(17%)	(34,163)	(8%)
Other financial results	4,247	2%	(715)	(0%)
Financial results, net	(42,854)	(16%)	(31,108)	(7%)
(Loss) before income tax	(112,862)	(41%)	(16,491)	(4%)
Current income tax (expense)	(184)	(0%)	(1,886)	(0%)
Deferred income tax (expense) / benefit	10,297	4%	(14,346)	(3%)
Income tax benefit / (expense)	10,113	4%	(16,232)	(4%)
Net loss for the year	(102,749)	(38%)	(32,723)	(8%)
Other comprehensive income
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
- Remeasurements profit / (loss) related to defined benefits plans	460	0%	(1,577)	(0%)
- Deferred income tax (expense) / benefit	(114)	(0%)	394	0%
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods	346	0%	(1,183)	(0%)
Other comprehensive income (loss) for the year/period, net of tax	346	0%	(1,183)	(0%)
Total comprehensive (loss) for the year	(102,403)	(37%)	(33,906)	(8%)
Loss per share attributable to equity holders of the parent
Basic and Diluted (In U.S. Dollars per share):	(1.175)	N/A	(0.409)	N/A

Revenue from contracts with customers
The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenues from crude oil	236,596	338,272
Revenues from natural gas	33,575	71,524
Revenues from NGL	3,767	6,180
Revenues from contracts with customers	273,938	415,976
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
Total volume of natural gas sold decreased to 2,735 Mboe during the year ended December 31, 2020, compared to 3,665 Mboe during the year ended December 31, 2019. This decrease was primarily driven by lower conventional gas production.
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

Income Tax expense
Our income tax expenses totaled a gain of US$10.1 million during the year ended December 31, 2020, compared to a loss of US$16.2 million during the year ended December 31, 2019. This decrease was primarily driven by (i) a decrease in current income tax expenses from US$1.9 to US$0.1 million compared to the year ended December 31, 2019, which was mainly driven by the higher amount of tax losses generated by Vista Argentina, our main subsidiary, during 2019 (which was a result of the combined impact of a devaluation of the Argentine Peso versus the U.S Dollar and a net debt position in U.S. Dollars) and (ii) a gain in deferred income tax expense during 2020 of US$10.3 as compared to a loss of US$14.3 in 2019, such variance was mainly driven by the generation of NOLs from our main subsidiary Vista Argentina.
Loss for the year, net
During the year ended December 31, 2020, loss for the year, net totaled US$102.7 million during the year ended December 31, 2020, compared to US$32.7 million during year ended December 31, 2019.
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
Since our incorporation on March 22, 2017, we have raised US$650 million in public equity offerings, US$95 million in private equity offerings and US$300 million through borrowings, as described further below, which net of the redemption rights, as explained below, have been used to fund the Initial Business Combination, our capital expenditures program and to increase our liquidity.
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
Concurrently with our initial global offering, Vista Sponsor Holdings, L.P. and the Executive Team purchased a total of 29,680,000 warrants exercisable for series A shares in a private placement (the “Sponsor Warrants”), generating gross proceeds to us of US$14,840,000. The Sponsor Warrants are identical to and fungible with the Warrants. However, the Sponsor Warrants may be exercised for cash or on a cashless basis at the discretion of Vista Sponsor Holdings, L.P. and the Executive Team, or their permitted transferees. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”
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
As of December 31, 2021, we hold 40,162,362 series A shares in treasury for delivery upon exercise of any Warrants, Sponsor Warrants or FPA Warrants, as the case may be.
We believe that our working capital is sufficient for our present requirements.
Indebtedness
As of December 31, 2021, we had total outstanding indebtedness of US$611 million.
On July 19, 2018, Vista Argentina, in its capacity as borrower, Vista, Vista Holding I, APCO Argentina and APCO International, as guarantors, entered into a syndicated term loan agreement (the “Credit Agreement”) for an aggregate principal amount equal to US$300 million with the following syndicate of banks: Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch, Banco Santander Rio S.A. and Citibank, N.A. (acting through its International Banking Facilities) (the “Lenders”). Vista Holding II, Aluvional Logística S.A. and AFBN S.R.L. are also guarantors since October 2018, March 2021 and December 2021, respectively.
The Credit Agreement consists of a five-year (i) fixed rate tranche and (ii) a floating rate tranche. On July 19, 2018, Vista Argentina requested a loan disbursement in an amount equal to US$300 million pursuant to the Credit Agreement. The funds from the loans were used to (i) repay in full all of the outstanding loans, obligations, interests, fees, costs and expenses under the bridge loan agreement dated as of April 4, 2018, among Vista, as borrower, Vista Argentina, Vista Holding I, APCO Argentina, APCO International and Vista Holding II, as guarantors, and the Lenders for an aggregate principal amount of US$260 million (the “Bridge Loan”), (ii) for general corporate purposes and (iii) pay related transaction fees, costs and expenses. Vista used the proceeds from the Bridge Loan to finance a portion of the Initial Business Combinations.

The Credit Agreement is an unsecured facility that amortizes on a semi-annual basis beginning eighteen months after the disbursement date. On October 22, 2018, Vista Holding II became a guarantor and a loan party to the Credit Agreement, and on October 31, 2018, APCO Oil & Gas S.A.U. assumed the obligations of APCO International under the Guaranty in its capacity as the successor to APCO International (see “Item 4—Information on the Company—History and Development of the Company”). Pursuant to the terms of the Credit Agreement, Vista may be required from time to time to add additional material subsidiaries of Vista as Guarantors under the Credit Agreement. Any such Guarantors are subject to the affirmative and negative covenants and other restrictions applicable to loan parties under the Credit Agreement. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Company—Our debt obligations include operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.” As of the date of this annual report, there is no default or event of default outstanding under the Credit Agreement.
On June 10, 2019, we, Vista Argentina, Vista Holding I, APCO Argentina, APCO International and Vista Holding II entered into an amendment (the “First Amendment”) to the Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The First Amendment provides us, the other Guarantors and Vista Argentina with, among others, additional flexibility to make certain investments in other loan parties and in third parties (subject to certain ceilings) and provides Vista Holding I with additional flexibility during the eighteen-month period (ending on January 19, 2020) following the date of the Credit Agreement to make certain dividends and distributions to Vista and other persons (subject to certain ceilings).
On March 12, 2020, we, Vista Argentina, Vista Holding I and Vista Holding II entered into a further amendment (the “Second Amendment”) to the Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Second Amendment provides for the adjusted consolidated net debt and adjusted consolidated EBITDA ratio to be tested on a consolidated basis at the level of Vista Holding I (excluding debt of Vista Holding I owing to us or any of the guarantors). Previously, such ratio excluded the indebtedness and EBITDA of Vista Holding I for testing purposes.
On July 17, 2020, we, Vista Argentina, Vista Holding I and Vista Holding II entered into a further amendment (the “Third Amendment”) to the Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Third Amendment provides for, among others, amendments to certain provisions on mandatory prepayments, covenants, events of default and permitted refinanced indebtedness, as well as an increase of the additional indebtedness basket to US$30 million. The Third Amendment also provided for the deferral of payments of US$1.5 million and US$3.5 million from the principal amount owed to Citibank N.A. under the Credit Agreement. On March 12, 2021, Vista Argentina prepaid US$4,500,000 of principal that had been deferred in the Third Amendment.
On July 17, 2020, we, Vista Argentina, Vista Holding I and Vista Holding II entered into a syndicated loan agreement governed by Argentine law with Banco de Galicia y Buenos Aires S.A.U., Banco Santander Rio S.A., La Sucursal de Citibank, N.A. establecida en la República Argentina and Banco Itaú Argentina S.A., as lenders, and Banco de Galicia y Buenos Aires S.A.U, as administrative agent (the “Peso Loan”). On July 20, 2020, the first tranche was disbursed in the amount of AR$968,085,000. The second disbursement under this Peso Loan was made on January 20, 2021 in the amount of AR$2,331,720,000. The loans disbursed on the first disbursement date are to be repaid in a single installment on January 20, 2022, while the loans disbursed on the second disbursement date are to be repaid on July 20, 2022 and the loans disbursed on the second disbursement date are to be repaid on January 20, 2023. Vista Oil & Gas, S.A.B. de C.V., Vista Holding I, and Vista Holding II granted a guarantee governed by Mexican law to guarantee the obligations of Vista Argentina. On March 12, 2021, the first two tranches were prepaid in the amount of AR$968,085,000 and AR$2,331,720,000, respectively. On January 19, 2021, the parties to this Peso Loan agreed to amend certain definitions and financial commitments, while incorporating an additional tranche for the equivalent amount in Argentine Pesos of US$38,250,000, which disbursement is scheduled for July 20, 2021.
On January 19, 2021, we, Vista Argentina, Vista Holding I and Vista Holding II entered into a further amendment to the Credit Agreement (the “Amended and Restated Credit Agreement”) with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Amended and Restated Credit Agreement amends, among others, certain provisions that allow us and the rest of the borrowers refinance indebtedness following certain restrictions imposed by Communication “A” 7123 of the Argentine Central Bank and covenant provisions permitting capitalization of subsidiaries (including Aluvional Logistica S.A.).

On January 19, 2021, Vista Argentina entered into a bilateral loan agreement with Banco Santander International, for the amount of US$11,700,000, secured by cash collateral under two Pledge Agreements entered into (i) between Vista Argentina and Banco Santander International; (ii) among us and Banco Santander International. The Agreement provides for amortization payments on June 27, 2021, January 20, 2022, and January 20, 2026.
On March 1, 2021, Aluvional Logistica S.A. (“Aluvional”) entered into the Credit Agreement as Guarantor, pursuant to a Guaranty Agreement between Aluvional and Itau Unibanco S.A., Nassau Branch, as administrative agent to the Credit Agreement. On the same date, a similar guaranty was executed by Aluvional under the Peso Loan.
On May 7, 2021, Vista Argentina, we, Vista Holding I and Vista Holding II entered into an amendment to the Amended and Restated Credit Agreement (the “Amendment No. 1 to Amended and Restated Credit Agreement”) with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Amendment No. 1 to Amended and Restated Credit Agreement provides for, among others, amendments to certain provisions to add an additional indebtedness basket of US$30 million.
On June 29, 2021, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a further amendment (the “Amendment No. 2 to Amended and Restated Credit Agreement”) to the Amended and Restated Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Amendment No. 2 to Amended and Restated Credit Agreement provides for, among others, amendments to certain provisions on mandatory prepayments, permitted investments and permitted refinanced indebtedness and line of business.
On June 29, 2021, Vista Argentina entered into two bilateral loan agreements with Banco Santander International, for the amount of US$13,500,000 and US$30,000,000 respectively, each secured by cash collateral under two Pledge Agreements entered into (i) between Vista Argentina and Banco Santander International; (ii) among us and Banco Santander International. The Agreement provides for amortization payments on December 16, 2021 and July 2, 2026.
On December 28, 2021, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a further amendment (the “Amendment No. 3 to Amended and Restated Credit Agreement”) to the Amended and Restated Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Amendment No. 3 to Amended and Restated Credit Agreement provides for, among others, amendments to certain provisions on the benchmark replacement, use of unrestricted proceeds and permitted refinancing indebtedness.
On December 28, 2021, AFBN S.R.L. (“AFBN”) entered into the Amended and Restated Credit Agreement (as amended by Amendment No. 3 to Amended and Restated Credit Agreement) as guarantor, pursuant to a guaranty agreement between AFBN and Itau Unibanco S.A., Nassau Branch, as administrative agent to the Amended and Restated Credit Agreement (as amended by Amendment No. 3 to Amended and Restated Credit Agreement).
On December 28, 2021, Vista Argentina entered into a bilateral loan agreement with Banco Santander International, for the amount of US$13,500,000 secured by cash collateral under two Pledge Agreements entered into (i) between Vista Argentina and Banco Santander International; (ii) among us and Banco Santander International. The Agreement provides for amortization payments on June 20, 2022 and January 4, 2027.
On May 7, 2019. the shareholders of Vista Argentina approved the creation of a program for the issuance of short-, medium- or long-term, subordinated or unsubordinated, secured or unsecured, simple non-convertible
debt securities, (obligaciones negociables simples no convertibles en acciones), for up to an aggregate principal amount at any time outstanding of US$800,000,000 or its equivalent in other currencies (the “Notes Program”). The Notes Program was approved by the Argentine Securities Commission (the Comisión Nacional de Valores, or the “CNV”). Accordingly, Vista Argentina may publicly offer and issue debt securities in Argentina.
On July 30, 2019, Vista Argentina entered into a loan agreement with Banco BBVA Argentina S.A. for an amount of US$15,000,000, at an annual fixed rate in of 9.4% and for a
36-month
term. On July 15, 2020, Vista Argentina and Banco BBVA Argentina S.A. agreed to refinance 75% of the principal installments under the loan agreement which until such deferral were due between July 30, 2020 and June 30, 2021. On July 31, 2020, the first refinanced tranche was disbursed in the amount of AR$120,423,795, for a term of 18 months with quarterly amortization starting on the twelfth month, and a variable annual interest rate of Badlar plus a margin of 8%. On October 30, 2020, the second refinanced tranche was disbursed in the amount of AR$130,482,028, for a term of 18 months with quarterly amortization starting on the twelfth month, and a variable annual interest rate of Badlar plus a margin of 8%. On January 29, 2021, Vista Argentina received the disbursement of the third tranche in the amount of AR$145,359,714, at an annual variable interest rate of Badlar plus an additional margin of 8%, maturing on July 31, 2022. On March 12, 2021, the first two tranches were prepaid in the amount of AR$120,423,795 and AR$130,482,028, respectively. On March 26, 2021 the third tranche was prepaid.
On July 31, 2019, Vista Argentina issued a
24-month
bullet bond for US$50 million at a flat interest rate of 7.88% per annum. In addition, on August 7, 2019, Vista Argentina issued a
36-month
bullet bond for an additional US$50 million at a flat interest rate of 8.50% per annum. In February 2020, Vista Argentina issued an additional
4-year
bullet bond for US$50 million at a flat interest rate of 3.50% per annum. On August 2, 2021 the
24-month
bullet bond was paid.
On August 7, 2020, Vista Argentina issued notes for a nominal amount of Argentine Pesos 725,650,000, at a variable interest rate equivalent to Badlar plus an applicable margin of 1.37% annual nominal amount, which principal will be fully amortized in a single installment on the maturity date, on February 7, 2022, and issued notes for a nominal amount of US$20,000,000, at a fixed annual nominal interest rate of 0%, the principal amount of which will be fully amortized in a single installment on the maturity date, on August 7, 2022. On February 7, 2022 the bond amounting to AR$725,000,000 was paid.
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
On March 10, 2021, Vista Argentina issued notes for a nominal amount of US$42,371,396, at a fixed annual nominal interest rate of 4.25%, whose principal will be fully amortized in a single installment on the maturity date, on March 10, 2024; and also issued notes for a nominal amount of 9,323,430 UVA (acquisitive value units), at a fixed annual nominal interest rate of 2.73%, whose principal will be fully amortized in a single installment on the maturity date, on September 10, 2024. On March 26, 2021, Vista Argentina issued additional notes for a nominal amount of 33.966.570 UVA with the same terms of maturity and interest as the ones issued in UVA on March 10, 2021.
On June 18, 2021, Vista Argentina issued notes for a nominal amount of US$38,787,069, at a fixed annual nominal interest rate of 4%, whose principal will be fully amortized in a single installment on the maturity date, on June 18, 2023; and also issued notes for a nominal amount of 39,093,997 UVA, at a fixed annual nominal interest rate of 4%, whose principal will be fully amortized in a single installment on the maturity date, on March 18, 2025.
On August 27, 2021, Vista Argentina issued notes for a nominal amount of US$9,230,270, at a fixed annual nominal interest rate of 3.48%, whose principal will be fully amortized in a single installment on the maturity date, on August 27, 2025; and also issued notes for a nominal amount of US$100,769,730, at a fixed annual nominal interest rate of 5.85%, whose principal will be amortized in fifteen semi-annual installments from August 27, 2024 until maturity date, on August 27, 2031.
On August 2, 2021, Vista Argentina entered into two bilateral loan agreements with Banco Santander Río S.A. and Banco Galicia y Buenos Aires S.A.U., for an amount of AR$1,138,700,000 each with a
180-day
term and a variable interest rate based on Badlar plus 4.50%. These loans were prepaid on August 30, 2021.
On September 16, 2021, Vista Argentina and Vista Oil & Gas, S.A.B. de C.V. entered into an agreement with ConocoPhillips whereby the lender offered the debtors a five-year line of credit of up to US$25,000,000. On January 13, 2022, Vista Argentina requested a loan disbursement in an amount equal to US$25 million under this line of credit.

On December 30, 2021, Vista Argentina entered into a loan agreement with BYMA for AR$284 million, at an annualized interest rate of 33.25% and for a four-day
period. As part of this transaction, U.S. treasury bonds were pledged as collateral. As of the date of this annual report, this loan agreement has been fully repaid.
On December 30, 2021, Vista Argentina entered into a loan agreement with BYMA for AR$531 million, at an annual interest rate of 32.83% and for a four-day
period. As part of this transaction, U.S. treasury bonds were pledged as collateral. As of the date of this annual report, this loan agreement has been fully repaid.
On December 30, 2021, Vista Argentina entered into a loan agreement with BYMA for AR$224 million, at an annualized interest rate of 30% and for a four-day
period. As part of this transaction, U.S. treasury bonds were pledged as collateral. As of the date of this annual report, this loan agreement has been fully repaid.
Other contractual obligations
As of December 31, 2021, the Company also have other commitments and contractual obligations as follows:

	Payments due by period
	Total	Short Term (Less than 1 year)	Long Term (More than 1 year)
	(in thousands of US$)
Employee Benefit Plan	11,812	1,204	10,608
Lease Agreements	44,722	10,460	34,262

Total	56,534	11,664	44,870

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
During the year ended December 31, 2021, we made total capital expenditures of US$324.1 million. During the year ended December 31, 2020, we made total capital expenditures of US$225.9 million. During the year ended December 31, 2019, we made total capital expenditures of US$244.6 million.
As part of the terms and conditions governing the concession agreements relating to our oil and gas properties in Argentina, we are committed to making capital investments for drilling and completing wells, performing well workovers and investing in facilities. We have estimated the amount of capital expenditures required to comply with our commitments under such concessions based on the historical costs of drilling and completing wells, performing well workovers and investing in facilities. According to our best estimates, we anticipate our capital expenditures required to comply with our commitments under the concessions in Argentina to be approximately US$113.5 million from December 31, 2021, through December 31, 2022. We may elect to defer in whole or in part the capital investments in Argentina that we had originally scheduled for 2022, depending on how crude oil demand, international prices and domestic prices, among other factors, evolve during 2022. For more information on these investment commitments, see Note 30 to our Audited Financial Statements.
We have also committed to make certain capital investments in our block in Mexico. We have estimated that we will be required to make capital expenditures at our working interest for an estimated amount of US$16.2 million. Capital commitments in the Mexican blocks should be completed in 24 months since the approval of each of the exploration periods by CNH. The
CS-01
additional exploration period was approved by CNH to start on October 5, 2021. We may elect to defer in part the capital investments in Mexico that we had originally scheduled for 2022, depending on the timing of the approval of plans and permits. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—We are exposed to contractions in demand of crude oil and natural gas and contractions in demand of any of their by-products.”

Cash Flows
The following table sets forth our cash flows for the periods indicated:

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows provided by (used in)
Operating activities	401,393	93,779	134,258
Investing activities	(295,456)	(156,099)	(235,009)
Financing activities	6,525	30,892	266,301
Net increase (decrease) in cash and cash equivalents	112,462	(31,428)	165,550
The ability of our Argentine entities to purchase
non-Argentine
currency in Argentina and to transfer any funds in the form of dividends, loans or advances to any non-Argentine
entities (including affiliates) is subject to certain foreign exchange restrictions, as further described in “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments— Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations” and “Exchange Controls – Payments of principal and interest of foreign financial indebtedness.”
Cash Flows Provided by Operating Activities
For the year ended December 31, 2021, net cash generated by operating activities was US$401.4 million. This was mainly due to an increase in Adjusted EBITDA for 2021 of US$380.1 million, compared to US$95.6 million in 2020, primarily driven by higher production and realized prices.
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
Cash Flows Used in Investing Activities
For the year ended December 31, 2021, net cash used in investing activities was US$295.5 million, mainly due to payments of US$321.3 million for the acquisition of property, plant and equipment, partially offset by US$24.2 million from payments received from assets disposal and payments received from farmout agreement. The cash flow used in investing activities was mainly spent in the development of Vaca Muerta in Bajada del Palo Oeste.
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

Cash Flows Provided by (used in) Financing Activities
For the year ended December 31, 2021, cash provided by financing activities was US$6.5 million. This was primarily generated by the proceeds from borrowings of US$358.1 million, which was partially offset by the principal payment of US$284.7 million for certain of our borrowings and interest payments of US$54.6 million.
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
ITEM 5C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES, ETC.
Non applicable.
ITEM 5D. TREND INFORMATION
See “Item 4—Information on the Company—Industry and Regulatory Overview .”
In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry” You should also read our discussion of the risks and uncertainties that affect our business in “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments” including matters related to potential risks and disruptions related to the
COVID-19
pandemic.
ITEM 5E. CRITICAL ACCOUNTING ESTIMATES
Critical accounting policies are policies that require us to exercise judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting judgments and estimates we make in these contexts require us to calculate variables and make assumptions about matters that are highly uncertain. In each case, if we had made other estimates, or if changes in the estimates occur from period to period, our financial condition and results of operations could be materially affected.
See Note 3 to our audited financial statements for a summary of the critical accounting judgments and estimates applicable to us. There are many other areas in which we use estimates about uncertain matters, but we believe the reasonably likely effect of changes or differences within critical accounting judgments and estimates would not have a material impact on our financial statements.

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
Our board of directors is responsible for the oversight of our business and is comprised of six members, four of which are independent. Set forth below are the name, age, position and biographical description of each of our current directors.

Name	Position	Independent*	Age	Appointed	Term Expires on
Miguel Galuccio	Chairman	No	54	2017	No expiration date
Susan L. Segal	Director	Yes	69	2017	No expiration date
Mauricio Doehner Cobian	Director	Yes	47	2017	No expiration date
Pierre-Jean Sivignon	Director	Yes	65	2018	No expiration date
Gerard Martellozo**	Director	No	66	2022	No expiration date
Germán Losada**	Director	Yes	37	2022	No expiration date

*	Independent under NYSE standards, applicable SEC rules and the CNBV Rules.

**	Appointed in the Shareholders’ Meeting held on April 26, 2022.
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
Gerard Martellozo
developed his career at Schlumberger for over 40 years, retiring in 2019 as Vice President of Human Resources globally. Prior to assuming this position in 2014, he served as Senior Advisor to Schlumberger’s chief executive officer, based in Houston, Texas, United States. Gérard joined Schlumberger in 1979 after completing a Master in Engineering at the Ecole Nationale Superieure de l’Aeronautique et de l’Espace (Sup’Aero), France. He began his oilfield career as a wireline field engineer, quickly progressing into operations management with assignments in Spain, Italy, France, Nigeria, Algeria and Venezuela. After his experience in industry operating matters, he transitioned into Human Resources (“HR”), and worked with most of the company’s oilfield services business sectors over the next twenty years. From 2010 to 2012 he was HR Director of the company’s drilling group and responsible for integrating the several major oilfield services companies purchased by Schlumberger including Cameron, Smith,
M-I
and Geoservices. Gérard Martellozo is currently the Chairman of the

Board for the Schlumberger Foundation. Before that, he joined the board of the Foundation in March 2014 to continue to lend his support to Schlumberger’s long-term commitment to promoting women in technology in the world at large. He was also co-founder
of Partnerjob.com, for which he served as treasurer from 2003 to its sale in 2017 to NetExpat.
Germán Losada
, Managing Director at Riverstone, based in Mexico City, with more than 10 years of experience in private equity, focused on the energy sector in Europe, United States and Latin America. Mr. Losada leads Riverstone’s decarbonization growth equity and infrastructure efforts in Latin America and has strong expertise in building new companies. We believe his expertise is demonstrated in examples like the recent launch of VEMO, the largest integrated clean mobility company in Mexico. Mr. Losada serves as Chairman of VEMO and is a member of the Boards of Directors of Energía Real, White River Renewables y A2 Renewables. He is also an Investment Committee member of Riverstone’s renewables private equity fund in Mexico. Prior to joining Riverstone, Mr. Losada worked in the European private equity group of First Reserve and in the investment banking division of Goldman Sachs in its Global Natural Resources and Latin America groups. Mr. Losada graduated from the University of San Andrés in Argentina, where he earned a degree in Business Administration.
For a detailed description of the operation and authorities of our board of directors, see “Item 10—Additional Information—Memorandum and Articles of Association—Board of Directors.”
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
The members of our audit committee are:

•	Pierre-Jean Sivignon (chair);

•	Mauricio Doehner Cobian; and

•	Mark Bly*

*	To be replaced by Germán Losada as newly appointed independent member of the Board.
There is no expiration date on the term of the appointment of the members of our audit committee. For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Shareholder’s Meetings—Audit and Corporate Practices Committees.”
Corporate Practices Committee
The members of our corporate practices committee are:

•	Mauricio Doehner Cobian (chair);

•	Pierre-Jean Sivignon;

•	Susan L. Segal; and

•	Mark Bly*

*	To be replaced by Germán Losada as newly appointed independent member of the Board.
There is no expiration date on the term of the appointment of the members of our corporate practice committee. For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Memorandum and Articles of Association —Audit and Corporate Practices Committees.”

Compensation Committee
On May 10, 2018, the Board created a Compensation Committee with the intention of (i) setting the compensation strategy for our executive officers and directors, (ii) setting compensation levels for the CEO, and (iii) approving compensation policies for
C-suite
executives upon CEO recommendation. The members of our compensation committee are:

•	Susan L. Segal (chair);

•	Pierre-Jean Sivignon;

•	Mauricio Doehner Cobian; and

•	Mark Bly

*	Independent under NYSE standards, applicable SEC rules and the CNBV Rules
For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Memorandum and Articles of Association —Audit and Corporate Practices Committees.”
Agreements with Directors
There are no agreements between us and the members of our Board of Directors that provide for any benefits upon termination of their designation as directors. None of our directors maintains service contracts with us except as described in “Principal Shareholders” and “Related Party Transactions.”
Executive Team
The following table sets forth the members of our Executive Team as of the date of this annual report, which were designated on August 1, 2017.

Name	Position	Age
Miguel Galuccio	Chairman and Chief Executive Officer	54
Pablo Manuel Vera Pinto	Chief Financial Officer	44
Juan Garoby	Chief Operations Officer	51
Alejandro Cherñacov	Strategic Planning and Investor Relations Officer	40
Miguel Galuccio.
See “Item 6—Directors, Senior Management and Employees—Board of Directors—Miguel Galuccio.”
Pablo Manuel Vera Pinto
has served as our Chief Financial Officer since August 1, 2017, and has been involved with us since our incorporation on March 22, 2017. Mr. Vera Pinto was previously the Head of Business Development at YPF Argentina from October 2012 to February 2017 and, prior to that, served as Director of Transformation at YPF from May 2012 until September 2012. Mr. Vera Pinto was a member of the board of directors of the fertilizer company Profertil (a joint venture between Agrium of Canada and YPF), power generation company Central Dock Sud S.A. (a joint venture between Enel of Italy, YPF and Pan American Energy) and gas distributor Metrogas S.A. (controlled by YPF, acquired from British Gas in 2012). Overall, Mr. Vera Pinto led the execution of over 20 mergers and acquisitions transactions during his time at YPF. Previously, Mr. Vera Pinto worked with Leadgate Investment Corp., a private investment firm focused on restructuring acquired businesses where he had experience as Restructuring Manager, Chief Financial Officer and General Manager of the firm’s controlled businesses. Mr. Vera Pinto also worked for management consultancy McKinsey & Company in Europe and investment banking firm Credit Suisse First Boston NA based in New York. Mr. Vera Pinto holds a bachelor’s degree in economics from Universidad Torcuato Di Tella in Buenos Aires, Argentina and a master’s degree in business administration from INSEAD in Fontainebleau, France.
Juan Garoby
has served as our Chief Operations Officer since August 1, 2017, and has been involved with us since our incorporation on March 22, 2017. Mr. Garoby served as Interim Vice President of Exploration & Production of YPF from August 2016 to October 2016, Head of Drilling and Completions from April 2014 to August 2016 and Head of Unconventional from June 2012 to April 2014, (when he also served as President of YPF Servicios Petroleros S.A., a
YPF-owned
drilling contractor). Prior to his time at YPF, Mr. Garoby worked at Schlumberger as Operations Manager for Europe and Africa. Mr. Garoby has also held several positions at Baker Hughes, including Director of Baker Hughes do Brasil, Country Manager of Baker Hughes Centrilift Brazil and Country Manager of Baker Hughes Centrilift Ecuador & Peru, among others. Mr. Garoby holds a bachelor’s degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires in Argentina.
Alejandro Cherñacov
has served as our Strategic Planning and Investor Relations Officer since August 1, 2017 and has been involved with us since our incorporation on March 22, 2017. Mr. Cherñacov served as Chief Financial Officer at Jagercor Energy Corp, a small-cap
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
Javier Rodríguez Galli
has served as our General Counsel since August 1, 2017. Mr. Rodríguez Galli is a partner at the firm Bruchou, Fernández Madero & Lombardi – Abogados with offices in Buenos Aires, Argentina where he has led the Oil and Gas practice area since joining the firm in 2005. In recent years he has been legal counsel for various international oil companies that have invested in Argentina, attracted by the development of shale hydrocarbons. In December 2014, he advised PETRONAS, the national oil company of Malasia, in its negotiations and agreements with YPF that led to the joint venture between these two companies in the La Amarga Chica area in Neuquén, to produce shale. Currently, he is a member of the board of Petronas E&P Argentina, S.A. Additionally, he has participated in multiple national and international negotiations related to oil and gas acquisitions, divestments, joint ventures and strategic alliances and has extensive experience in corporate matters. From 1999 until 2005, he was general counsel of Molinos Río de la Plata, an Argentine leader in food and commodities controlled by the Pérez Companc family. From 1993 to 1999, he was an in-house
lawyer at YPF, S.A., the largest oil and gas company in Argentina, providing legal services to its international business development group. Mr. Rodríguez Galli graduated with honors from the Law School of Universidad de Buenos Aires in 1991, obtained a master’s degree from the London School of Economics in 1993 and a diploma from the College of Petroleum and Energy Studies at Oxford University in 1996.
Actions by our Executive Team
Our Chief Executive Officer and the other relevant officers (including members of our Executive Team) are required under the Mexican Securities Market Law to focus their activities on maximizing shareholder value in our Company. Our Chief Executive Officer and senior management may be held liable for damages to us, our subsidiaries and others for the following: (i) favoring a single group of shareholders, (ii) approving transactions between us, or our subsidiaries, with related persons without complying with applicable legal requirements, (iii) taking advantage of our subsidiaries’ assets for their own personal gain contrary to Company policy (or authorizing a third party to do so on their behalf), (iv) making inappropriate use of our, or our subsidiaries’
non-public
information or (v) knowingly disclosing or revealing false or misleading information.

Our Chief Executive Officer and the other relevant officers (including members of our Executive Team) are required under the Mexican Securities Market Law to act for the benefit of our Company and not that of a particular shareholder or group of shareholders. Our Chief Executive Officer is also required to (i) implement the instructions of our shareholders (as delivered during a shareholders’ meeting) and our board of directors, (ii) submit to our board of directors for approval the principal strategies for the business, (iii) submit to the audit and corporate practices committees proposals for systems of internal control, (iv) disclose all material information to the public and (v) maintain adequate accounting and registration systems and mechanisms for internal control. Our Chief Executive Officer and the members of the other relevant officers (including members of our Executive Team) are also subject to the same fiduciary duty obligations as our directors.
Family Relationships
There are no family or kinship relationships among our directors and the members of our Executive Team.
Compensation
During the year ended December 31, 2021, the aggregate remuneration paid by the Issuer to Key Management Personnel for services in all capacities to the Issuer and its subsidiaries during 2021 was US$20.5 million.

Long Term Incentive Plan
On March 22, 2018, a shareholders’ meeting authorized our Long Term Incentive Plan (the “Plan”). The purpose of the plan is to provide the means for the Company and its subsidiaries to attract and retain talented people as officers, directors, employees and consultants which are key to the Company and its subsidiaries, enhancing the profitable growth of the Company and its subsidiaries. That same shareholders’ meeting vested our Board of Directors with the authority to administer the Plan and approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Share purchase plans are classified as equity-settled transactions on the grant date. As of the date of this annual report, 5,401,319 Restricted Stock, 10,486,087 Stock Options, and 3,627,744 Performance Restricted Stock were granted under the Plan. The exercise prices and expiration dates of the Stock Options granted under the Plan are as follows (i) 1,267,014 Stock Options at an exercise price of US$10.00 per series A share, expiring on April 4, 2023, (ii) 2,663,463 Stock Options at an exercise price of US$6.70 per series A share, expiring on February 19, 2024, (iii) 1,711,307 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iv) 3,428,184 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, and (v) 1,416,119 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032.
The following paragraphs describe the principal terms and conditions of the Plan.
Type of Awards
. The Plan permits different awards in the form of Stock Options, Restricted Stock or Performance Restricted Stock. Performance Restricted Stock vests based on the attainment of performance goals over a period of time to be determined by the Manager in consultation with the Board of Directors or the Compensation Committee and set forth in the corresponding award notice.
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
Exercise of Stock Options
.
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
Implementation of Plan; Trust
. The Company will enter into a trust agreement with a Mexican financial institution in order to (i) implement and manage the terms of the Plan, and (ii) transfer the Shares underlying the awards, as and when required, in accordance with the terms of the Plan and subject to fulfillment of any requirements set forth in applicable law.
Business Address of the Members of our Board of Directors and Executive Team
The business address of the members of our Company’s board of directors and the members of our Executive Team is: Pedregal No. 24, Floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, Mexico City, Zip Code 11040, Mexico.
Share Ownership
As of the date of this annual report, Susan Segal, Mark Bly and Mauricio Doehner Cobian held series A shares of the Company, in each case representing less than 1% of our outstanding shares. As of the date of this annual report, our Chairman owned (i) 3,287,592 series A shares, (ii) 4,452,000 warrants convertible upon exercise into 1,484,000 series A shares, (iii) 3,202,956 vested Stock Options, (iv) 2,743,234 unvested Stock Options (of which 272,331 vest within 60 days), (v) 1,347,255 Restricted Stock (of which 186,194 vest within 60 days), and (vi) 1,638,298 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options granted to the Chairman are as follows (i) 810,810 Stock Options at an exercise price of US$10.00 per share, expiring on April 4, 2023, (ii) 1,442,308 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024, (iii) 816,993 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iv) 2,032,520 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, and (v) 843,558 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032.
As of the date of this annual report, our Chief Financial Officer owned (i) 798,713 series A shares, (ii) 1,113,000 warrants convertible upon exercise into 371,000 series A shares, (iii) 691,359 vested Stock Options, (iv) 663,424 unvested Stock Options (of which 89,869 vest within 60 days), (v) 337,360 Restricted Stock (of which 61,444 vest within 60 days), and (vi) 429,078 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options granted to our Chief Financial Officer are as follows (i) 135,130 Stock Options at an exercise price of US$10.00 per share, expiring on April 4, 2023, (ii) 317,308 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024, (iii) 269,608 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iv) 447,154 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, and (v) 185,583 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032.
As of the date of this annual report, our Chief Operating Officer owned (i) 795,464 series A shares, (ii) 1,113,000 warrants convertible upon exercise into 371,000 series A shares, (iii) 677,849 vested Stock Options, (iv) 663,424 unvested Stock Options (of which 89,869 vest within 60 days), (v) 337,360 Restricted Stock (of which 61,444 vest within 60 days), and (vi) 429,078 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options granted to our Chief Operating Officer are as follows (i) 121,620 Stock Options at an exercise price of US$10.00 per share, expiring on April 4, 2023, (ii) 317,308 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024, (iii) 269,608 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iv) 447,154 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, and (v) 185,583 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032.
As of the date of this annual report, our Strategic Planning and Investor Relations Officer owned (i) 558,228 series A shares, (ii) 742,000 warrants convertible upon exercise into 247,333 series A shares, (iii) 542,560 vested Stock Options, (iv) 603,113 unvested Stock Options (of which 81,699 vest within 60 days), (v) 306,689 Restricted Stock (of which 55,858 vest within 60 days), and (vi) 390,071 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options granted to our Strategic Planning and Investor Relations Officer are as follows (i) 94,590 Stock Options at an exercise price of US$10.00 per share, expiring on April 4, 2023, (ii) 230,769 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024, (iii) 245,098 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iv) 406,504 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, and (v) 168,712 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032.
Except as set forth above, none of our directors or executive officers held Restricted Stock, Performance Restricted Stock, warrants or Stock Options, in each case and with respect to each such instrument, representing 1% or more of our outstanding shares as of the date of this annual report.

Employees
As of December 31, 2021, we had 411 employees, of which 394 were in Argentina and 17 in Mexico.
The following table shows the employee headcount for Vista for the periods presented:

	As of
	December 31, 2021	December 31, 2020	December 31, 2019
Vista	411	382	304
As of December 31, 2021, December 31, 2020, and December 31, 2019, 59%, 34% and 23%, respectively, of our employees in Argentina were represented by one union and benefitted from a collective bargaining agreement between such union and our subsidiaries.
Since 2017, we have not experienced any material labor-related problems or major labor disturbances, and our relations with the unions are stable. However, we cannot guarantee that we will not experience any conflicts with our employees in the future, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations. For further information on risk of labor disputes, see “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Company—We employ a highly unionized workforce and could be subject to labor actions such as strikes, which could have a material adverse effect on our business.”
As of December 31, 2021, there were also approximately 600 outsourced staff that access our operations on a daily basis to provide services. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Company—We face risks relating to certain legal proceedings.”

ITEM 7.	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

ITEM 7A.	MAJOR SHAREHOLDERS
Our outstanding capital stock consists of two series of shares: series A shares and series C shares, in each case registered with the RNV and listed on the Mexican Stock Exchange. As of the date of this annual report, our capital stock was represented by 89,197,406 series A shares, and two series C shares. Each series of shares grants the same rights and obligations to its holders, including corporate and economic rights.
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

Shareholders	Amount	% of class
Series A shares
Kensington Investments B.V. (1)	15,833,000	17.11%
Miguel Galuccio (2)	8,433,073	8.94%

Shareholders	Amount	% of class
Series C shares
Vista SH, LLC (3)	1	50.00%
Vista Sponsor Holdings, L.P. (3)	1	50.00%

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

(2)
As of the date of this annual report, our Chairman holds (i) 3,287,592 series A shares, (ii) 4,452,000 warrants convertible upon exercise into 1,484,000 series A shares, (iii) 3,202,956 vested Stock Options, (iv) 2,743,234 unvested Stock Options (of which 272,331 vest within 60 days), (v) 1,347,255 Restricted Stock (of which 186,194 vest within 60 days), and (vi) 1,638,298 Performance Restricted Stock (which do not vest within 60 days of the date of this annual report).

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

As of December 31, 2021, there were 64,652,446 ADSs outstanding (representing rights to 64,652,446 series A shares or 72% of outstanding series A shares). As of December 31, 2021, there were 3 registered holders of ADSs in the United States. It is not practicable for us to determine the number of our ADSs or series A shares beneficially owned in the United States. Likewise, we cannot readily ascertain the domicile of the final beneficial owners represented by ADS record holders in the United States or the domicile of the beneficial owners of our series A shares, either directly or indirectly.
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
The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period/year.
Key Management Personnel Remuneration

Consolidated for the year ended December 31, 2021
Short-term employee benefits	11,626
Termination benefits	—
Share-based payment transactions	8,875

Total	20,501

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
Also, see “Item 4—Information of the Company—Business Overview—Main Operating Subsidiaries—Aleph Midstream S.A.”

ITEM 7C.	INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
See Item 18 for our Audited Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—History and Development of the Company—Recent Developments.”
LEGAL PROCEEDINGS
From time to time, we may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. For example, from time to time, we receive notice from regulatory authorities in connection with the fulfillment of certain environmental, health and/or safety matters. It is not presently possible to determine whether any such matters will have a material adverse effect on our consolidated financial position, results of operations or liquidity.
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
Dividends paid from our distributable earnings that have not been subject to corporate income tax (i.e. that do not derive from our net after-tax
profits account (
cuenta de utilidad fiscal neta
or “CUFIN”) are subject to a corporate-level tax payable by us. We are entitled to apply any such tax on the distribution of earnings as a credit against our Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from our distributable earnings that have been subject to corporate income tax (i.e. that derive from the company’s CUFIN balance) are not subject to this corporate-level dividend income tax.
On March 16, 2022, the Board of Directors of the Company called for an Ordinary and Extraordinary General Shareholders’ meeting, to propose, discuss, and, if applicable, approve a proposal permitting up to US$23.84 million (namely the total net profits for the year 2021, including the retained profits (accumulated results) minus US$1.26 million, that will be set aside to constitute the legal reserve) to be used for the purchase of the Company’s own shares during 2022. If the maximum amount of funds set aside for the purchase are not entirely used by December 31, 2022, the Company may use the remaining amount to repurchase its own shares during 2023. The amount of funds applicable to be used in 2023 may be increased or modified by any subsequent shareholders’ meeting. The proposal was subsequently approved by the Ordinary and Extraordinary General Shareholders’ meeting on April 26, 2022.
SIGNIFICANT CHANGES
There are no significant changes to the financial information included in the most recent audited financial statements contained in this annual report.

ITEM 9.	THE OFFER AND LISTING
TRADING HISTORY
Our capital stock is comprised of common shares, no par value. Each share entitles the holder thereof to one vote at shareholders’ meetings. All outstanding shares are fully paid in and our common shares have been listed on the BMV since 2017. Since July 26, 2019, our ADSs have been listed on the NYSE. The ADSs have been issued by the Bank of New York as depositary. Each ADS represents one common share.

MARKET INFORMATION
Market of Our Shares
Our ADSs are currently listed on the NYSE under the symbol “VIST.” Each ADS issued by the Depositary represents rights to one series A share. Our series A shares are listed on the Mexican Stock Exchange under the symbol “VISTA.” As of the date of this annual report, the variable portion of our outstanding capital stock was comprised by 89,197,406 series A shares, registered with the RNV and listed on the Mexican Stock Exchange. The variable portion of our capital stock is of unlimited amount pursuant to our bylaws and the applicable laws, whereas the fixed portion of our capital stock is divided into two series C shares, registered with the RNV and listed on the Mexican Stock Exchange.
As of the date of this annual report, we had 70,000,000 Warrants and 29,680,000 Sponsor Warrants outstanding (totaling 99,680,000 warrants outstanding) that are exercisable for 23,333,333 and 9,893,333 series A shares, respectively. Three warrants entitle the holder thereof to purchase one series A share at a price of US$11.50 per series A share. The exercise of such warrants and the corresponding issuance of series A shares may also have a dilutive effect in our earnings per share. The warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for series A shares for any 20 trading days within an applicable
30-trading
day period equals or exceeds the Mexican Peso equivalent of US$18.00 and we decide to early terminate the exercise period thereof. In the event that we declare an early termination, we will have the right to declare that the exercise of the warrants be made on a “cashless basis.” If we elect the cashless exercise, holders of warrants electing to exercise such warrants shall do so by surrendering warrants and receiving a number of series A shares resulting from the formula set forth in the warrant indenture, which captures the average of the U.S. Dollar equivalent of the closing price of the series A shares during a
10-day
period. The warrants are subject to certain additional adjustments, terms and conditions. See “Item 10—Additional Information—Memorandum and Articles of Association —Warrants.”
Trading on the Mexican Stock Exchange
The Mexican Stock Exchange, located in Mexico City, is one of two stock exchanges currently operating in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a variable capital public stock corporation (
sociedad anónima bursátil de capital variable
). Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m. Mexico City time, subject to adjustments to operate uniformly with certain markets in the United States.
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
Market Regulation
In 1924, the Mexican National Banking Commission (
Comisión Nacional Bancaria
) was established to regulate banking activity and in 1946, the Mexican Securities Commission (
Comisión Nacional de Valores
) was established to regulate securities market activity. In 1995, these two entities merged to form the CNBV.
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

•	replaces the statutory auditor ( comisario ) with the audit and corporate governance committee and establishes the audit and corporate governance committee with clearly defined responsibilities;

•	improves the rights of minority shareholders (including the right to initiate shareholders’ derivative suits);

•	defines applicable sanctions for violation of law;

•	provides flexibility to allow regulated Mexican brokerage firms to engage in certain limited activities;

•	regulates stock exchanges, clearinghouses, futures and derivatives markets, and rating agencies;

•	establishes penalties (including incarceration), arising from violations of the Mexican Securities Market Law and regulations thereunder;

•	establishes that public companies are considered a single economic unit with the entities they control for reporting accounting and other purposes;

•	introduces concepts such as consortiums, groups of related persons or entities, control and decision-making power;

•	defines rules relating to the types of securities that may be offered by public companies;

•	sets forth information for share repurchases; and

•	specifies requirements for implementing anti-takeover measures.
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
On January 10, 2014, a decree amending 34 financial laws, including the Mexican Securities Market Law, was published in the Mexican Federal Official Gazette (collectively, the “
Financial Reform
” (
reforma financiera
)). The amendments to the Mexican Securities Market Law became effective on January 13, 2014, with the exception of certain provisions regarding the use of insider information and other related policies that are required to be implemented by some entities. Furthermore, certain entities that are required to comply with these amendments, such as broker dealers and investment advisors, were granted grace periods of six months to one year to comply with the new requirements of the Financial Reform.

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
Pursuant to the General Regulations, the internal rules of the Mexican Stock Exchange were amended to implement an automated electronic information transfer system (
Sistema Electrónico de Envío y Difusión de Información,
or SEDI) called the
Sistema Electrónico de Comunicación con Emisoras de Valores
, or EMISNET, for information required to be filed with the Mexican Stock Exchange. Issuers of listed securities must prepare and disclose their financial and other information via EMISNET. Immediately upon receipt, the Mexican Stock Exchange makes this financial and other information available to the public.

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
Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders. The Mexican Securities Market Law also permits the payment of certain amounts to a controlling shareholder over and above the offering price if these amounts are fully disclosed, approved by the board of directors, and paid solely in connection with non-compete
or similar obligations. The law also provides exceptions to the mandatory tender offer requirements and specifically sets forth remedies for non-compliance
with these tender offer rules (
e.g.,
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
we became a publicly traded company of variable capital stock (
sociedad anónima bursátil de capital variable
) and approved amendments to our bylaws in order to comply with applicable provisions in the Mexican Securities Market Law.
You may obtain a copy of our current bylaws from us or from the Mexican Stock Exchange through the following website:
www.bmv.com.mx
and
www.vistaenergy.com
. An English translation of our current bylaws is available from us upon request via email at
ir@vistaenergy.com
.
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
Annual report
Our annual report is variable. The amount of the fixed portion of our capital stock that is not subject to rights of withdrawal is Ps. 3,000, represented by two series C common, nominative shares no par value. The variable portion of our capital stock subject to rights of withdrawal is unlimited and represented by series A shares, which are ordinary, nominative, no par value and grant equal economic and corporate rights and obligations to their holders. As of the date of this annual report, the variable portion of our outstanding capital stock was comprised by 89,197,406 series A shares. Our series A shares may be subscribed to and paid for by Mexican or foreign individuals or corporations, as well as by any other foreign entities with or without legal entity. Our series B shares (which are ordinary, nominative, with no par value and grant the same economic and corporate rights and obligations to their holders) have been cancelled and at their time, were subscribed and paid by our “Strategic Partners” (as such term is defined in our bylaws and otherwise referred to herein as the Sponsor) and the independent directors of the Company, and were converted into series A shares as approved at an ordinary general shareholders’ meeting.
On August 1, 2017, prior to the closing of our initial public offering in Mexico, Vista and its strategic partners, Vista Sponsor Holdings, L.P. (an entity controlled by senior personnel from Riverstone Investment Group LLC) together with Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov (collectively, the “Sponsor”), entered into a strategic partners agreement (“SPA”) in connection with the private placement of the Sponsor Warrants. Pursuant to the SPA, the parties agreed, among other things, (i) to purchase the Sponsor Warrants, (ii) that the Sponsor Warrants may be exercised without cash payment as described in “Item 10—Additional Information—Memorandum and Articles of Association—Warrants”; (iii) in the event that the warrants terminate early and the Sponsor Warrants expire without being exercised, the parties agreed to issue another security or instrument that permits them to purchase series A shares in the same manner as the expired Sponsor Warrants, and (iv) to certain lockup provisions, which have expired as of the date of this annual report.
On March 22, 2018, a shareholders’ meeting authorized the Plan. That same shareholders’ meeting approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. As of the date of this annual report, 2,381,834 series A shares have been vested and are outstanding in connection with the Plan. See “Item 6—Directors, Senior Management and Employees—Board of Directors—Long Term Incentive Plan.”
At an ordinary general shareholders’ meeting, our shareholders may approve the issuance of other types of shares including those who have special rights or limited rights to holders and/or securities with respect to such shares.
Warrants
As of the date of this annual report, we had 70,000,000 Warrants and 29,680,000 Sponsor Warrants outstanding (totaling 99,680,000 warrants outstanding) that are exercisable for 23,333,333 and 9,893,333 series A shares, respectively. Three warrants entitle the holder thereof to purchase one series A share at a price of US$11.50 per series A share. The exercise of such warrants and the corresponding issuance of series A shares may also have a dilutive effect in our earnings per share. The Warrants expire on April 4, 2023, or earlier if, after exercisability, the closing price for a series A share for any 20 trading days within an applicable
30-trading
day period equals or exceeds the Mexican Peso equivalent of US$18.00 and we decide to early terminate the exercise period thereof. In the event that we declare an early termination, we will have the right to declare that the exercise of the warrants be made on a “cashless basis.” If we elect the cashless exercise, holders of warrants electing to exercise such warrants shall do so by surrendering warrants and receiving a number of series A shares resulting from the formula set forth in the warrant indenture, which captures the average of the U.S. Dollar equivalent of the closing price of the series A shares during a
10-day
period. The warrants are subject to certain additional adjustments, terms and conditions.
Vista Sponsor Holdings, L.P. and our Executive Team collectively hold 29,680,000 Sponsor Warrants. The Sponsor Warrants are identical to and fungible with the warrants, subject to certain differences relating to early termination and cashless exercise, as described herein. The Sponsor Warrants may be exercised for cash or on a cashless basis at the discretion of Vista Sponsor Holdings, L.P. and our Executive Team or their permitted transferees. If the Sponsor Warrants are held by other persons, then they will be exercisable by on the same basis as the other warrants. Similarly, in the event that we declare the early termination of the Warrants, we will continue to be obligated to deliver to Vista Sponsor Holdings, L.P. and our Executive Team or their permitted transferees securities, documents or instruments, or enter into a contractual arrangement, that continues to grant them the right to purchase a third of a series A share with respect to each of their Sponsor Warrants on the same terms and conditions as those that would have been provided in connection with the warrants had they not been terminated early. Finally, in the event that we agree with the warrant holders to amend the warrant indenture or the global warrant certificate without the consent of Vista Sponsor Holdings, L.P. and our Executive Team or their permitted transferees, we will continue to be obligated to deliver to such persons securities, documents or instruments, or enter into a contractual arrangement, that continues to grant them the same terms and conditions as those provided to their Sponsor Warrants as if such changes had not been agreed to.
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
The chairman of the general shareholders’ meeting shall appoint one or more inspectors (
escrutadores
), from the shareholders, shareholders’ representatives or invitees attending the relevant meeting, who shall determine the existence or absence of a quorum, and who shall count the votes cast upon request by the chairman of the meeting.
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
The resolutions adopted by an extraordinary shareholders’ meeting, irrespective of whether it was convened as the result of the first, second or subsequent call, will be valid if taken by a majority of the shares of our capital stock outstanding (and not held in treasury), except in the case of (i) cancellation of the registration with the RNV of the shares representing our capital stock or the warrants representing them, in which case the affirmative vote of 95% of the shares of our capital stock outstanding (and not held in treasury), will be required, and (ii) an amendment to our bylaws, in which case the affirmative vote of 65% of the shares of our capital stock outstanding (and not held in treasury), will be required.
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
Board of Directors
Composition
Our Board of Directors is responsible for the general oversight of our Company. The Board of Directors comprises a maximum of 21 directors, which number may be changed from time to time upon resolutions adopted at a general shareholders’ meeting, and of which at least 25% shall be independent pursuant to Articles 24 and 26 of the Mexican Securities Market Law, or any other provision replacing it from time to time and other applicable law.
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
Meetings of the Board of Directors shall be held at least 4 times during each fiscal year, in the corporate domicile of our Company, however, a meeting may be held outside of our corporate domicile or abroad if a majority of the directors approves it, and to allow meetings of the Board of Directors to be held by telephone or by video conference or by any other means that enables the effective and simultaneous participation of its members.
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
Authority of the Board of Directors
The Board of Directors represents our Company in business and corporate matters and has general powers of attorney for lawsuits and legal proceedings and acts of administration and ownership, in accordance with the terms set forth in Article 2554 of the Civil Code for the Federal District (
Código Civil para el Distrito Federal
) and the correlative provisions of the civil codes for each of the states of Mexico and the Mexican Federal Civil Code (
Código Civil Federal
). The Board of Directors shall represent us before all types of administrative and judicial authorities, federal, state or municipal, before the Arbitration and Conciliation Board (
Junta de Conciliación y Arbitraje
) and other labor authorities and arbitrators. The aforementioned powers, include, but are not limited to, the following:

•	performing all transactions and executing, amending and terminating agreements entered into pursuant to carrying out our corporate purposes;

•	opening, managing and canceling bank accounts, including, but not limited to, the authority to appoint signatories who may draw funds from such account;

•	withdrawing all types of deposits;

•
appointing and removing the chief executive officer and setting his or her total compensation, as well as the establishing policies for the appointment and total compensation of other relevant directors;

•	granting and revoking general and special powers of attorney;

•	opening and closing branch offices, agencies and dependencies;

•	executing all resolutions adopted at general shareholders’ meetings;

•
representing our Company where we may have an interest or other participation in other companies or entities, as well as buying or subscribing for shares or partnership interests therein, at the time of such entities’ incorporation or at any other time;

•
filing all types of claims and
amparo
proceedings, participating in arbitration, assigning and/or encumbering assets, receiving payments and discussing, negotiating, executing and reviewing collective or individual labor agreements;

•	initiating criminal claims and complaints, and act as an adjudicant before the Argentine Public Prosecutor ( Ministerio Público Argentino );

•	accepting on our behalf mandates of legal entities or persons, either national or foreign;

•
authorizing our Company or our subsidiaries to make real or personal guarantees, as well as any fiduciary involvement in order to secure our liabilities and become a joint obligor, guarantor, surety and an obligor in general in compliance with third party liabilities and establish the necessary guarantees in order to secure such compliance;

•	approving information and communication policies for shareholders and the market;

•	calling for ordinary and extraordinary general and special shareholders’ meetings and executing the resolutions thereof;

•
creating committees and appointing directors to serve as members on such committees (except for the appointment and ratification of chairmen of the audit committee and corporate practices committee, who shall be appointed by resolution at a general shareholders’ meeting);

•	establishing strategies to fulfill our corporate purposes;

•	taking any action authorized by article 28 of the Mexican Securities Market Law or any other provision replacing it from time to time;

•	approving the terms and conditions for the public offering and transfer of our treasury shares issued pursuant to Article 53 of the Mexican Securities Market Law;

•
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

•	appointing provisional directors, pursuant to the provisions of the Mexican Securities Market Law;

•	approving the terms and conditions of settlements through which the liability of any director for breach of the duties of diligence or loyalty is resolved;

•
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

•
granting, revoking and canceling general and special powers of attorney within the scope of its authority and granting their substitution and delegation authority, except for those authorities the exercise of which is limited to the Board of Directors pursuant to applicable law or our bylaws; and

•	entering into any and all necessary or convenient legal acts, agreements and/or documents.
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
In addition, each committee shall meet when decided by its chairman, the Secretary non-member
of the Board of Directors or any of its members, upon prior notice given at least three Business Days in advance to all the members of the committee and the required alternates. The independent auditor of the Company may be invited to the meetings of the committees, as an invitee with the ability to speak but not to vote.
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
Meetings of the Comittees may be held by telephone or by video conference or by any other means that enables the effective and simultaneous participation of its members.
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

•
if the redemption is intended to redeem all shares held by our shareholders, such redemption shall be made so that the shareholders shall continue to have the same proportion of shares they had before such redemption took place;

•
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

•	the redeemed shares and the certificates representing them are canceled, with the corresponding capital decrease.
Minority Rights
The bylaws provide the following minority rights:

•
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

•
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

•
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

•
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

Restrictions on the Transfer of Shares
Every direct or indirect acquisition or attempted acquisition of our capital stock of any nature and regardless of the name it is given, under any title or legal structure, with the intention of carrying-out,
be it in one or several simultaneous or successive transactions or acts of any legal capacity, with no time limitation between them, in a private transaction or through a stock exchange, whether in Mexico or abroad, including structured transactions such as mergers, corporate restructures, spin-offs, consolidations, allocations or guaranties executions or other similar transactions or legal acts (any such operation, an “Acquisition”), by one or more persons, related persons (
grupo de personas
or “group”) under the Mexican Securities Market Law, business group or consortium, will require approval through a written resolution adopted by our board of directors, each time that the number of shares to be acquired, when added to any shares already owned, results in the acquiring party 10% or more of our capital stock. Once a holder holds such percentage of our capital stock, the holder must notify the board of directors through notice provided to the Chairman or Secretary, in our corporate domicile, of any subsequent acquisition of 2% or more of our outstanding capital stock. For the avoidance of doubt, no additional authorization is required to carry-out
such acquisitions or to execute a voting agreement until the ownership percentage in our outstanding capital stock is equal to or greater than 20%.

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

•
the number and class or series of shares held by the applicable person or persons and/or any related persons thereof, the group, business group or consortium (a) be it as an owner or co-owner,
directly or through any person or related person, and/or (b) regarding shares subject to an executed Voting Agreement;

•
the number and class or series of shares that it intends to acquire, whether directly or indirectly, by any means, through Acquisition or that is the subject of a Voting Agreement; as well as the minimum price to be paid for each share related with the corresponding acquisition.

•
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

•
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

•
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

•
if the person or persons, group, business group or consortium have direct or indirect ownership in the capital stock or in the management and operation of a competitor or any related person to a competitor, if they have any economic or business relationship with a competitor or with any related person to a competitor or if any related person of theirs is a competitor;

•
if they have the authority to acquire shares or execute a Voting Agreement, in accordance with our bylaws and applicable law, or if they are in the process of obtaining any such authorization or consent from any person, and the terms and timing on which they expect to obtain it;

•
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

•	the identity and nationality of the financial institution that would act as broker, in the event that the Acquisition in question is through a public offering;

•
if, there is to be a public offering, a copy of the offering circular or similar document, to be used for the acquisition of the shares or regarding the corresponding transaction or agreement, and a representation stating if such document has been authorized by the competent regulatory authorities (including the CNBV); and

•	a domicile in Mexico City, Mexico, to receive notices regarding the filed request.
In the event that the board of directors resolves, due to the impossibility of knowing certain information upon receiving the request, that such information may not yet be disclosed, the board of directors may, at its sole discretion, waive the compliance of one or more of the aforementioned requirements:

•
within 15 business days following the date upon which the request referred to above has been received, the Chairman or Secretary shall call a meeting of the board of directors to discuss and resolve the matter of the requested authorization (notice for such meetings shall be made in writing and sent in accordance with our bylaws); and

•
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
The board of directors shall adopt a resolution approving or rejecting the request; provided that if the board of directors does not issue such resolution within the aforementioned
90-calendar
days, the request shall be deemed as rejected. In all cases, the board of directors will act in accordance with the guidelines set forth in “Item 10—Additional Information—Memorandum and Articles of Association” below and shall justify their decision in writing.

•
To consider a meeting of the board of directors duly convened, by first or subsequent call, to deal with any matter regarding an authorization request or agreement referred herein, the attendance of at least 66% of incumbent directors or their alternates is required. Such resolutions will be valid and adopted when approved by 66% of the members of the Board of Directors.

•
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

•
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

•
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
MATERIAL CONTRACTS
For information regarding our material contracts, see “Item 4—Information on the Company—Business Overview —Our Operations—Argentina—Concessions” and “Item 5B—Liquidity and Capital Resources—Indebtedness.”
EXCHANGE CONTROLS
On September 1, 2019, after the market disruptions caused by the results of the primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the Argentine Central Bank’s implementing regulations and settle for Pesos through the FX Market; and (ii) authorized the Argentine Central Bank to (a) regulate access to the FX Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the Argentine Central Bank issued Communication “A” 6770, which was subsequently amended and supplemented by further Argentine Central Bank communications.
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
From September 2, 2019 and in accordance with Section 7.1 of the FX Regulations, exporters must repatriate, and settle the proceeds from exports of goods cleared through customs in Argentine Pesos. Notwithstanding the maximum terms for settlement as of obtaining the “shipping fulfillment” (
cumplido de embarque
) established in Section 7 of the FX Regulations, export proceeds must be entered and settled through the FX Market within five business days following payment thereof.
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
Application of exports proceeds
FX Regulations authorize the application of export proceeds to the repayment of:
(i) pre-export
financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export
financings and export advances settled in the FX Market, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds; (iv). other foreign financial indebtedness subject to certain requirements as established in Sections 7.9 and 7.10 of the FX Regulations. All other uses of export proceeds shall be subject to Argentine Central Bank prior approval.
Local collections for exports of
on-board
supplies to foreign flagged means of transport (
regimen de ranchos
)
Section 8.5.18 establishes that, regarding local collections for exports of on-board
(regimen de ranchos) supplies to foreign flagged means of transport, it shall be considered that the follow-up
of the shipment permit is totally or partially complied with, for an amount equivalent to the amount paid locally in Pesos and/or in foreign currency to the exporter by a local agent that owns the foreign flagged means of transport, as long as the following conditions are met:

•
The documentation allows the agency to verify that the delivery of the exported merchandise has taken place in the country, that the local agent representing the company that owns the foreign-flagged means of transport made the payment to the exporter locally, and in which currency the payment was made.

•
A financial entity shall issue a certificate stating that the company that owns the foreign flagged means of transport would have had access to the FX Market pursuant to Section 3.2.2. of the FX Regulations for the equivalent amount in foreign currency intended to be computed to the shipment permit. The financial entity which issued such certification has previously verified compliance with all the other requirements stablished in Section 3.2.2. of the FX Regulations, except for provisions of Section 3.16.13. Additionally, the local agent representing the company that owns the foreign flagged means of transport will have filed an affidavit stating that (a) it has not transferred funds abroad or (b) will transfer funds abroad for the proportional amount of the operations included in the certification.

•	In the event that the funds have been received in Argentina in foreign currency, a certification that the settlement of the funds through the FX Market has been made is needed.
The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$250,000 in the calendar month.
Sale of
non-financial
non-produced
assets
Pursuant to Section 2.3 of the FX Regulations, the proceeds in foreign currency of the sale of non-financial
non-produced
assets must be repatriated and settled in Pesos in the FX Market within five business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

Foreign financial indebtedness
Pursuant to Section 2.4 of the FX Regulations in order for resident debtors to have access to the FX Market to repay foreign financial indebtedness disbursed as of September 1, 2019, the loan proceeds must have been settled through the FX Market and the operation must have been declared under the Foreign Assets and Liabilities Reporting Regime. As a result, although settlement of the loan proceeds is not mandatory (i.e., the loan proceeds may be kept and applied directly abroad), failure to settle them shall preclude future access to the FX Market for repayment purposes.
Access to the FX Market to make such payments more than three days prior to the due date (e.g., due to voluntary or mandatory prepayment provisions) is, as a rule, subject to prior Central Bank’s approval. Prepayments done with funds from new, duly settled, foreign loans or in connection with debt refinancing or liability management processes may be exempted from such prior Central Bank’s approval to the extent they comply with several requirements as set forth in Section 3.5 of the FX Regulations.
Until December 31, 2022, prior approval by the Argentine Central Bank (“BCRA”) is required in order for local residents to access the FX Market to make principal payments under cross-border financial indebtedness with related parties. This rule applies unless the loan proceeds were settled through the FX Market after October 1, 2020, and the loan has an average life of at least 2 years.
Exceptions to the repatriation and settlement requirement
Although the FX Regulations maintain the obligation to repatriate export proceeds to Argentina through the FX Market, in accordance with Section 2.6, exporters are authorized to avoid the settlement in Argentine Pesos to the extent that: (a) the funds are credited to foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the funds are brought to Argentina within the applicable period established; (c) the funds are simultaneously applied to conduct payments for which the regulations grant access to the FX Market, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness, and (e) the mechanism is tax-neutral.
Specific Provisions Regarding Access to the FX Market
General Requirements
As a general rule, and in addition to any rules regarding the specific purpose for access, certain general requirements must be met by a local company or individual to access the FX Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents;
remittances of profits and dividends; payment of principal and interest on foreign indebtedness; payments of interest on debts for the import of goods and services, among others) without need of prior Central Bank of Argentina prior approval. These include the following:

•	during the 90 days preceding the date of said access, the local company must not have:

•
sold securities in Argentina issued by residents for foreign currency, transferred such securities to a foreign depositary, exchanged such securities for other foreign assets, or, as of October 29, 2021, purchased foreign securities issued by non-residents
with Pesos in Argentina; or

•
delivered Pesos or other local liquid assets (e.g., Argentine sovereign bonds) to any individual or legal entity having a direct controlling interest in it, unless: (i) such delivery resulted from regular purchases of goods or services executed in its ordinary course of business, or (ii) it provides an affidavit from each such controlling individual or legal entity pursuant to which such persons declare they comply with the restrictions set forth in (i)(a) above, and undertake to comply with (ii)(d) below; and

•	on the date of said access, the local company must:

•
not have any available foreign liquid assets in excess of US$100,000, Central Bank Communication “A” 7030 contains a non-exhaustive
list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and,

generally, any other investment that allows for immediate availability of foreign currency (e.g., foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.).

•	deposit all its local holdings of foreign currency in accounts held with local financial institutions,

•
undertake to settle through the FX Market within five business days as from receipt thereof, any funds received abroad as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020,

•
undertake to, during the 90 days following said access to the FX Market, not sell in Argentina securities issued by residents for foreign currency, transfer such securities to foreign depositaries, exchange such securities for other foreign assets, or purchase foreign securities with Pesos in Argentina, and

•
not be included in the list of “issuers of fake invoices and similar documents” (base de facturas o documentos equivalentes calificados como apócrifos) kept by the Argentine Tax Authority (Administración Federal de Ingresos Públicos).

Payment of Imports
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
Pursuant to Section 10.11.1 of the FX Regulations, for the purposes of accessing the FX Market to pay imports of goods or the principal amount of debts arising from the import of goods, Central Bank prior approval will be required until December 31, 2022, unless any of the conditions stated in Sections 10.11.1 to 10.11.11 are met. Some of these conditions are:

•
the financial entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the FX Market as of 2020, including the payment for which approval is sought, does not exceed in more than US$250,000 the amount by which the importer would have access to the exchange market when computing: (i) the imports of goods registered on behalf of the relevant in the system for tracking payments of imports of goods (SEPAIMPO) and that were registered between January 1, 2020 and the day prior to accessing the FX Market, (ii) plus the amount of payments made under other exceptions, (ii) minus the amount pending to be paid in Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019;

•
in the case of a “deferred payment” of imports corresponding to goods that have been shipped as of July 1, 2020 or that, having been shipped previously, have not arrived in the country before that date;

•
it is a payment associated with an operation not included in section b) above, to the extent that it is intended to be used towards the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities;

•
in the case of “demand payments” of imports of goods or for commercial debt arising from imports of goods that do not have custom registration evidencing entry of the goods into Argentina, provided that, among others:

•	the import corresponds to the importation of materials/supplies to be used for the production of goods in the country; and

•
the payments made under this section do not exceed, in the current calendar month and for the financial entities as a whole, the amount obtained by considering the average of the total amount of imports of materials/supplies computed by the company in the formula stated in a) above in the last twelve months, minus the amount of imports of goods that do not have custom registration evidencing entry of the goods into Argentina in a situation of delay recorded by the importer.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the relevant online Central Bank of Argentina’s databases.
As of January 3, 2022, among other requirements, if new financial indebtedness is settled through the FX Market and such indebtedness is entered into with a third party, has an average life of not less than two years, and has no principal maturities until at least three months from settlement, then access to the FX Market shall be granted to pay for imports of goods upon maturity. This mechanism can only be used for up to US$10 million.
Payment of services provided by
non-residents
Pursuant to Section 3.2 of the FX Regulations, residents may access the FX Market for payment of services rendered by non-residents
(except intercompany services), as long as it is verified that the operation has been declared, if applicable, in the last overdue presentation of the Foreign Assets and Liabilities Reporting Regime. Access to the FX Market for payment of intercompany imports of services is, as a general rule, subject to prior Central Bank of Argentina approval.
As of January 3, 2022, among other requirements, if new financial indebtedness is settled through the FX Market and such indebtedness is entered into with a third party, has an average life of not less than two years, and has no principal maturities until at least three months from settlement, then access to the FX Market shall be granted to repay intercompany services upon maturity and for services rendered at least 180 calendar days prior to requiring access to the FX Market or arising from a contract executed 180 calendar days prior to requiring access. This mechanism can only be used for up to US$10 million.
Access to the FX Market for the prepayment of debts for services requires prior authorization by the Central Bank of Argentina.
Foreign financial indebtedness
As mentioned above under “—
Specific Provisions for Inward Remittances—Foreign financial indebtedness
” in order for resident debtors to have access to the FX Market to repay foreign financial indebtedness disbursed as of September 1, 2019, the loan proceeds must have been settled through the FX Market and the operation must have been declared under the Foreign Assets and Liabilities Reporting Regime.
Until December 31, 2022, prior BCRA approval is required in order for local residents to access the FX Market to make principal payments under cross-border financial indebtedness with related parties (unless the loan proceeds were settled through the FX Market after October 1, 2020, and the loan has an average life of at least two years).
Section 3.17 of FX Regulations establishes that debtors with scheduled principal payments maturing between October 15, 2020 and December 31, 2022 relating to (i) foreign financial indebtedness of the non-financial
private sector with a creditor who is not a counterparty related to the debtor; (ii) foreign financial indebtedness on account of transactions of the debtor and/or (iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, had to submit a refinancing plan to the BCRA in line with the following criteria (the “Refinancing Plan”):

•	debtors were given access to the FX Market on the original maturity dates to make payments of net principal amounts not exceeding forty percent (40%) of the principal amounts due; and

•	the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two (2) years.

Further, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the FX Market. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met
The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the FX Market is requested for repayment of principal under such indebtedness does not exceed the equivalent of US$2,000,000 (two million U.S. dollars) per calendar month, and (iv) indebtedness originated as from 01.01.2020 and whose funds have been deposited and settled in the foreign exchange market; (v) indebtedness originated on or after 01.01.2020 and which constitute refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in said point; and (vi) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.
Foreign financial indebtedness principal and services prepayment:

•
access to the FX Market up to 45 calendar days prior to the maturity date for the payment of principal and services of foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is made by virtue of a debt refinancing process that complies with the provisions set forth in Section 3.17 mentioned above and, additionally, when all of the following conditions are met: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced indebtedness up to the date the refinancing was settled, and (b) the accumulated amount of the principal maturities of the new debt does not exceed the amount that the principal maturities of the refinanced debt would have accumulated;

•
access to the FX Market prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and

•
concerning scheduled principal repayments maturing between October 15, 2020 and December 31, 2022: (a) the Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the FX Market to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the FX Market as from October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in Section 3.6.1.3 of the FX Regulations, (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the FX Market for the service of principal and interest thereon, and (c) the debtor has a certificate of increase of exports issued pursuant to Section 3.18 of the FX Regulations.

In line with the Argentine Central Bank, the CNV issued General Resolution No. 861 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or new issues of debt securities, in both cases in exchange for or to be paid with debt securities previously issued by the company and placed privately and/or with preexisting credits against such company, the requirement of placement through public offering will be regarded as met if the new issue is underwritten in this way by the creditors of the company whose debt securities without public offering and/or preexisting credits represent a percentage that does not exceed thirty percent (30%) of the aggregate amount actually placed, and the remaining percentage is underwritten and paid in cash or in kind by tendering debt securities originally placed through public offering, or other debt securities publicly offered and listed and/or traded on markets authorized by the CNV, issued by the same company, by persons who are domiciled in Argentina or in countries that are not included in the list of non-cooperative
jurisdictions for tax purposes, listed in Section 24 of the Annex to Decree No. 862/2019 or anyone that may replace it in the future. Additionally, General Resolution No. 861 provided for mandatory compliance with certain conditions to consider that the public offering requirement has been met.
To the extent that the BCRA’s prior approval requirement is in force for access to FX Market for the cancellation at maturity of principal and interest on foreign financial indebtedness, this requirement shall not apply to the extent that all of the following conditions are met:

•	the funds have been used to finance projects within the framework of the Gas.Ar Plan;

•	the funds have been repatriated and settled through the FX Market as from November 16, 2020; and

•	the average life of the indebtedness is not less than two years.
Prepayment of financing denominated in foreign currency granted by local financial institutions
The Argentine Central Bank’s prior approval shall be required to access the FX Market to prepay foreign currency financing granted by local financial institutions, unless they relate to payments of credit card purchases made in foreign currency.
Payments of local debt securities denominated in foreign currency among residents
Section 3.6 of the FX Regulations prohibits access to the FX Market for the payment of debts and other obligations in foreign currency between residents, entered into after September 1, 2019. However, it sets as exceptions the cancellation as from their maturity of principal and interest of:

•	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).

•	Obligations in foreign currency between residents instrumented through public registries or deeds as of August 30, 2019.

•
Issuances of debt securities made on or after September 1, 2019, for the purpose of refinancing foreign currency obligations between residents instrumented through public registers or deeds as of August 30, 2019, and that entail an increase in the average life of the obligations.

•
Payment, at maturity, of principal and interest services under new issues of debt securities made as of November 29, 2019, with public registration in the country, denominated and payable in foreign currency in the country, to the extent that: (i) they are denominated and subscribed in foreign currency, (ii) the respective principal and interest services are payable in the country in foreign currency and (iii) the totality of the funds obtained with the issuance are settled through the foreign exchange market.

•
The issues made as from October 9, 2020, of debt securities with public registration in the country, denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that their average life is not less than two years and their delivery to creditors has allowed reaching the refinancing parameters set forth in Section 3.17 of the FX Regulations.

•
The issues made as from January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they were delivered to creditors to refinance pre-existing
debts with an extension of the average life, when it corresponds to the amount of capital refinanced, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

Payments of local debt securities denominated in foreign currency among residents
In accordance with Section 3.6 of the FX Regulations, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents as of September 1, 2019 is subject to prior approval from the BCRA. With regard to existing transactions as of such date, access shall be granted; provided that the relevant transactions were entered into through public deeds or public registries. These prohibitions does not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.
Payments of principal under debts with related counterparties until December 31, 2022
The BCRA’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2022, pursuant to Section 3.5.7 of the FX Regulations. Such requirement shall not apply to the local financial institutions’ own transactions.
Section 3.5.4 of the FX Regulations establishes that, for as long as the requirement to obtain prior approval to access the FX Market to pay, at maturity, principal of foreign financial indebtedness of the non-financial
private sector when the creditor is a counterparty related to the debtor continues to be in place, such requirement will not be applicable if the funds have been entered and settle through the FX Market as of October 2, 2020 and the average life of the indebtedness is not less than two years.
Access to the FX Market for the payment of new issuances of debt securities
Residents are authorized to access to the FX Market for the payment of principal and services of foreign-denominated debt securities publicly registered abroad when the debtor has settled through the FX Market an amount equivalent to the nominal value of the foreign indebtedness.
The amount required to be settled through the FX Market could take into account the debt securities publicly registered abroad issued to refinance pre-existing
debt by extending its average life as of January 7, 2021, (i) for an amount equivalent to the refinanced principal, (ii) for the interest accrued up to the date of the refinancing; and (iii) provided that the new securities do not have principal maturities schedule within two years, the interest that would accrue during the first two years for the refinanced indebtedness and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts refinanced.
Duly registered securities that are denominated and payable in foreign currency in Argentina
In accordance with Section 2.5 of the FX Regulations, resident debt issuers shall be granted access to the FX Market for the payment at maturity of principal and interest under duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) provided that the proceeds from the issuance are previously settled through the FX Market. However, the settlement of the proceeds from the issuance shall not be required as a condition for the future access to the FX Market, provided that certain conditions are met (i.e., the proceeds are deposited in local foreign currency-denominated bank accounts within the period established for the settlement of the proceeds, and the proceeds are simultaneously applied to operations that for which access to the FX Market would be granted, and the mechanism is tax neutral, among others).
Access to the FX Market by
non-residents
In accordance with Section 3.13 the FX Regulations, prior approval by the Argentine Central Bank will be required for access to the FX Market by non-residents
for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident
individuals for tourism and travel expenses, up to a maximum amount of US$100, to the extent the financial entity can verify in the online system implemented by the Argentina Central Bank that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation; (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the National Government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented; and (g) repatriations of direct investments of non-residents
in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the FX Market as of October 2, 2020 and the repatriation tales place at least two years after its entry.
Access to the FX Market for savings or investments purposes of individuals
Pursuant to Section 3.8 of the FX Regulations, Argentine residents may access the FX Market for the purposes of foreign assets’ formation, family assistance or derivative operations (with some exceptions expressly set forth) for up to US$200 (through debits to local bank accounts) or US$100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same person.
In all cases, general requirements detailed under section “
Specific Provisions Regarding Access to the FX Market—General Requirements
” apply.
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
Access to the FX Market by other residents -excluding entities- for the formation of foreign assets and for derivatives transactions
Section 3.10 of the FX Regulations sets forth that access to the FX Market for the constitution of foreign assets and for derivatives transactions by local governments, mutual funds, other universalities established in Argentina, requires prior authorization by the Argentine Central Bank.
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
Derivatives transactions
Section 3.12 of the FX Regulations requires that as of September 11, 2019, settlement of futures transactions in regulated markets, forwards, options and any other type of derivatives, entered into in the country to be made in local currency (i.e., Pesos).
Likewise, access to the FX Market shall be granted for the payment of premiums, creation of guarantees and payments in connection with interest rate hedge agreements entered into by residents and foreign creditors that are reported and validated, as applicable, under the Foreign Assets and Liabilities Reporting Regime, provided that such collateral does not cover higher risks than the external liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The customer who accesses the local market using this mechanism shall designate an institution authorized to deal in the FX Market which shall follow up the transaction and shall file an affidavit undertaking to repatriate and settle the funds payable to it as a result of such transaction or as a result of the release of the collateral money, within five business days following the date such payment or release occurs.
Payment of dividends and corporate profits
In accordance with Section 3.4 of the FX Regulations, access is granted to the FX Market to pay dividends to non-resident
shareholders, subject to the following conditions:

•	The dividend payment must result from closed and audited financial statements

•	The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Pesos determined by the shareholders’ meeting to be distributed as dividends.

•	If applicable, the Foreign Assets and Liabilities Reporting Regime shall have been complied with.

•	The company is in one of the following situations and meets all the conditions stipulated in each case:

a.
It records direct investment contribution settled as of January 17, 2020. In this case, (i) the total amount of transfers made through the FX Market for payment of dividends to non-resident
shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020; (ii) the access will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap; and (iii) evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry.

b.
Profits generated in project under the “Gas Plan.” In this case, (i) profits generated by foreign direct investment contributions entered and settled through the FX Market as from November 16, 2020, destined to the financing of projects framed within the “ Plan de promoción de la producción del gas natural argentino – Esquema de oferta y demanda 2020-2024” established in Section 2 of Decree No. 892/20; (ii) the access to the FX Market occurs no earlier than two years from the date of settlement in the FX Market of the contribution that allows the framing in this item 2; and (iii) the client must submit documentation supporting the definitive capitalization of the contribution.

Other Specific Provisions
Special regime for financings under Gas Plan IV
Section 3.5.5 provides that to the extent that the Argentine Central Bank prior approval requirement is in force for access to the FX Market for the cancellation at maturity of principal and interest of financial indebtedness abroad, this requirement shall not apply to the extent that all of the following conditions are met:

•
the destination of the funds has been the financing of projects framed in the “Plan de Promoción de la Producción del Gas Natural Argentino–Esquema de Oferta y Demanda 2020-2024” established in Section 2 of Decree No. 892/20;

•	the funds have been deposited and settled through the FX Market as from November 16, 2020; and

•	the indebtedness has an average life of not less than two years.
Section 3.13.2 provides that entities may grant access to the FX Market, without the prior consent of the Argentine Central Bank, for the repatriation of direct investments made by non-residents
up to the amount of direct investment contributions settled on the FX Market as of November 16, 2020 as long as all of the following conditions are met:

•	the institution has documentation that proves the effective inflow of the direct investment in the resident company;

•	access occurs not earlier than two years from the date of settlement on the FX Market of the transaction that qualifies for inclusion in this point;

•
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
Special regime under the investment promotion regime for exports set forth by Decree No. 234/21
On April 8, 2021, the Argentine Central Bank issued Communication “A” No. 7259, incorporated in the FX Regulations in Section 7.10, that states that proceeds of exports of goods under the investment promotion regime for exports set forth by Decree No. 234/21 (the “Promotion Regime”) might be applied, in the terms set by its regulators, to the following transactions: a) Payment of principal and interests of debts arising from import of goods and services as from the maturity date; b) Payment of principal and interests of debts connected to foreign financial debts as from the maturity date; c) Payment of profits and dividends corresponding to closed and audited balance sheets; and d) Repatriation of direct investments by non-residents
in companies that are not controllers of local financial entities.
Such uses shall be admitted to the extent that the following conditions are met:

•	The amount applied does not exceed 20% of the amount in foreign currency corresponding to the permit of export whose charges are applied.

•
The amount does not exceed 25% of the gross amount of foreign currency settled through the FX Market for financing the project that generated the applied exports. This gross amount will be calculated based on the foreign currency settled through the FX Market as of April 7, 2021, as (i) foreign financial debts and (ii) foreign direct investments. The settlements through the FX Market can only be computed after a year has elapsed since such settlement was carried out.

•	Exporters who opt for this mechanism must designate a local financial institution to monitor the project included in the Promotion Regime.
Furthermore, Section 7.10.3 provides that the eligible export products that cannot be applied simultaneously to the admitted uses may remain deposited until their application in foreign correspondent accounts of local financial entities and/or in local accounts in foreign currency of local financial entities. In the event that the application has not taken place at the time of the expiration of the term for the liquidation of the export products of the corresponding export permit, the exporter may request the control entity to extend the term until the date on which it considers that the application will take place.
As for Section 7.10.4, it states that the cases provided for in point 1) of Article 8º bis incorporated by Decree No. 836/21 to Decree No. 234/21, may apply for two consecutive calendar years for each calendar year in which the benefit was not used, up to 40% of the value of the permits shipped during the years in which the extended benefit is used, to the extent that the annual amount applied does not exceed the equivalent of 40% of the gross amount of foreign currency entered to finance the development of the project that generates the exports applied. This option will be available after the second calendar year has elapsed from the first foreign currency inflow that initiates the project. Such period may be computed as part of the period of non-utilization
that gives rise to the use of the extended benefit. In addition to what is established in the first paragraph of point 7.10.3. the funds may also remain in bank accounts of foreign financial entities that are not incorporated in countries or territories where the recommendations of the Financial Action Task Force (
Grupo de Acción Financiera
) do not apply or are not sufficiently applied.

Finally, Section 7.10.5 establishes that the cases foreseen in point 2) of Section 8º bis incorporated by Decree Nº 836/21 to Decree Nº 234/21, may apply during two consecutive calendar years for each calendar year in which the benefit was not used, up to 60% of the value of the permits shipped during the years in which the extended benefit is used, to the extent that the annual amount applied does not exceed the equivalent to 60% of the gross amount of the foreign currency entered to finance the development of the project that generates the exports applied. This option will be available after the second calendar year has elapsed from the first foreign currency inflow that initiates the project. Said period may be computed as part of the period of non-utilization
that gives rise to the use of the extended benefit. In addition to the provisions of the first paragraph of point 7.10.3., funds may also remain in bank accounts of foreign financial institutions that are not incorporated in countries or territories where the recommendations of the Financial Action Task Force are not applied or are insufficiently applied.
Swap, arbitrage and securities transactions
Financial institutions may perform currency swap and arbitration operations with their customers in the following cases:

•	an individual transferring funds from their local accounts (which are already in foreign currency) to their own bank accounts outside Argentina.

•
the transfer of foreign currency abroad by local common depositaries of securities in connection with income received in foreign currency on account of the servicing of principal and interest on Argentine Treasury bonds, when such transaction is part of the payment procedure at the request of foreign common depositaries;

•
transfers of foreign currency abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount equivalent to US$500 in any calendar month, provided that the individual files an affidavit stating that the transfer is made to assist in the maintenance of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the
COVID-19
pandemic;

•
arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the Argentine Central Bank’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.13 of the FX Regulations;

•
swap and arbitrage transactions by
non-residents
individual may be made without restrictions to the extent that the fonds be credited in a “
Caja de ahorro para turistas
” in accordance with the “
Despositos de ahorrro, cuenta sueldo y especiales
” regulations;

•
all other swap and arbitrage transactions may be made by customers without the Argentine Central Bank’s prior approval to the extent that they would be allowed without need of such approval in accordance with other FX Regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency as that in which the account is denominated, the financial institution shall credit or debit the same amount as that received from or sent abroad. When the financial institution charges a commission or fee for these transactions, it shall be instrumented under a specifically designated item.
Export proceeds to guarantee new indebtedness
Foreign Exchange Regulations Section 7.9.5 allows proceeds from exports of goods and services held in local or foreign financial institutions to guarantee the payment of new indebtedness that have complied with the repatriation and liquidation obligation, beginning January 7, 2021. The funds in these accounts may not exceed at any time 125% of the principal and interest payable in the current month and the following six calendar months, in accordance with the payment schedule agreed with the creditors. Funds in excess of such amount must be repatriated and settled through the foreign exchange market subject to applicable exchange rules.
In the event the financial agreement entered into requires the funds to be deposited for a period exceeding that which has been established for its mandatory settlement, the exporter may request this latter period be extended up until five business day after the former.
Securities-related Operations
Pursuant to General Resolution No. 895/2021 of the Argentine Securities Commission (CNV, per its acronym in Spanish), sales of securities with settlement in foreign currency and in a foreign jurisdiction may be carried out, provided that a minimum holding period of two business days is observed from the date such securities are credited with the relevant depositary. With respect to sales of securities with settlement in foreign currency carried out locally, the minimum holding period will be one business day from the date on which such securities were credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities with settlement in foreign currency.
In addition, transfers of securities to foreign depositaries purchased with Argentine Pesos shall comply with a minimum holding period of at least two business days beginning as from the date the deposit of such securities, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Brokers and trading agents must verify compliance with the aforementioned minimum holding period of the securities.
As regards incoming transfers, the FX Regulations prevent securities deals executed outside Argentina from being settled in Pesos in Argentina.
With respect to incoming transfers, CNV General Resolution No. 895/2021 establishes that securities transferred by foreign depositaries and credited with the Agente Depositario Central de Valores Negociables (ADCVN) may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until two business days after such crediting into sub-account(s)
in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be one business day after such crediting into sub-account(s)
in the local custodian.
CNV General Resolution No. 911/2021 establishes that in the price-time order matching segment, at the close of each calendar week the amount of sales with settlement in foreign currency of securities denominated and payable in foreign currency issued by the Argentine Republic in accordance with local laws may not exceed fifty thousand (50,000) nominal amounts with respect to the amount of securities purchased with settlement in such currency.
In order to enter into transactions of securities with settlement in foreign currency not covered by the abovementioned provisions, or to transfer securities from or to foreign depository entities in the price-time priority order matching segment, one must not performed sales with settlement in foreign currency in the same segment, of securities denominated and payable in in foreign currency, issued by the Argentine Republic under local law, in the previous 30 days and to undertake not to do so in the 30 days subsequent to the settlement.
In addition, (i) any beneficiaries of refinancing under point 1.1.1. of the rules on “Financial services in the context of a health emergency Financial Services within the framework of the sanitary emergency provided by Decree No. 260/2020 Coronavirus
(COVID-19)”,
until their total cancellation; (ii) the beneficiaries of “Credits at Zero Rate”, “Credits at Zero Rate 2021”, “Credits at Zero Rate Culture” or “Credits at Subsidized Rate for Companies”, provided for in points 1.1.2. and 1.1.3. of the rules on “Financial Services within the framework of the sanitary emergency provided for by Decree No. 260/2020 Coronavirus
(COVID-19)”,
until their total cancellation; (iii) the beneficiaries of financing in Pesos within Section 2 of Communication “A” 6937, Sections 2 and 3 of Communication “A” 7006, as supplemented; until their total cancellation; (iv) the beneficiaries of Section 2 of Decree 319/2020 and complementary and regulatory norms, for the duration of the benefit with respect to the update of the value of the installment; and (v) those persons covered by the Joint Resolution of the President of the Honorable Senado de la Nación and the President of the Honorable Cámara de Diputados de la Nación No. 12/2020 of October 1, 2020,will be prevented from selling securities issued by residents to be settled in foreign currency in Argentina or transferring such securities to foreign depositaries or swap securities issued by residents for foreign assets or the acquisition in the country with settlement in Pesos of securities issued by nonresidents.
Access to the FX Market for the constitution of guarantees
Residents with foreign financial indebtedness under Section 9.1 of the FX Regulations or local trusts created to guarantee principal and interest payments of such indebtedness may access the FX Market for the constitution of guarantees in connection to new indebtedness entered into as of January 7, 2021, in accordance with Section 7.9.6 of the FX Regulations. Such guarantees are to be held in local financial institutions or, in the event of foreign indebtedness, in foreign financial institutions, in an amount equal to that established in the agreement, pursuant to the following conditions:

•
concurrently to such access, foreign currency-denominated funds are being repatriated and settled through the FX Market and/or funds credited to the correspondent account of a local financial institutions, and

•
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
Argentine Central Bank’s Reporting Systems
Advance information on foreign exchange transactions
On December 28, 2017, the BCRA replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “Foreign Assets and Liabilities Reporting Regime “). Under such regime, Argentine residents (both legal entities and individuals) having foreign debt (both financial and otherwise) that is outstanding or that has been cancelled within a given calendar quarter, are required to report to the BCRA on a quarterly basis their foreign holdings of shares and other equity participations, non-negotiable
and negotiable debt securities, financial derivatives, and real estate. If their balance of foreign assets and liabilities equals or exceeds US$50 million at the end of the calendar year, they must also file an annual presentation. In all cases, such reports qualify as “sworn statements” for foreign exchange purposes.
Access to the FX Market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the Foreign Assets and Liabilities Reporting Regime. Please see “—
Specific Provisions for Inward Remittances —Foreign financial indebtedness
” above.
Moreover, the institutions authorized to deal in foreign exchange shall provide the Argentine Central Bank, at the end of each business day and two business days in advance, with information on outflows transactions through the FX Market in daily amounts equal to or in excess to the equivalent of US$50,000. Clients shall inform financial entities sufficiently in advance so that they can comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.
Foreign Exchange Criminal Regime
Foreign exchange regulations are characterized as “public policy” rules in Argentina. Failure to comply with such provisions could result in penalties pursuant to Foreign Exchange Criminal Law No. 19,359.
Notwithstanding the abovementioned measures adopted by the current administration, the Central Bank and the federal government may impose additional exchange controls in the future that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina

TAXATION
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
ADSs
In accordance with provisions of the current Tax Miscellaneous Resolution ADSs would be regarded as securities that exclusively represent our series A shares which are registered in the RNV maintained by the CNBV; therefore, should be treated as placed among the investing public at large (“
colocadas entre el gran público inversionista
”).
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
Bolsa Mexicana de Valores
or
Bolsa Institucional de Valores
) is exempt from Mexican income tax, as long as the International Holder furnishes an affidavit to its Mexican financial intermediary, stating, under oath, that it is a resident for tax purposes in a country with which Mexico has an income tax treaty in force and provides its tax identification number; otherwise, the Mexican financial intermediary will withhold 10% tax on the capital gain derived from the transaction.
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
Bolsa Mexicana de Valores
or
Bolsa Institucional de Valores
) such disposition would be subject to a 25% Mexican income tax on the gross proceeds derived from the transaction which should be directly paid by the International Holder before the Mexican tax authorities within the subsequent
15-business
days after the transaction is conducted. Alternatively, if formal requirements are complied with, International Holders could elect to compute its tax liability with the 35% income tax on the capital gain. International Holders that are residents of countries with which Mexico has a tax treaty in force may be entitled to benefits that would reduce or eliminate Mexican taxes imposed on the sale or disposition of series A shares if formal requirements are complied with.
Value Added Tax
Dividend distributions, the purchase and the sale or disposition of the series A shares or ADSs are exempt of Value Added Tax.
Tax impact of the Labor Reform
Mexican tax provisions prohibit the tax deduction of payments related to services companies under the concept of subcontracting or outsourcing, or specialized services from contractors that do not have the authorization from the Ministry of Labor and Social Welfare. Specialized services cannot (a) include activities equal or similar to the activities performed by the employees of the contracting party, or (b) cover the main economic activity of the contracting party.
Payments or consideration made for the subcontracting of personnel will not be considered strictly necessary expenses, therefore, they will not be deductible for income tax purposes, nor creditable for value added tax. In addition, the tax provisions disallow any tax effects to the specialized services paid when they are carried out by the provider’s personnel that originally used to be employed by the beneficiary and were transferred by any legal means from the service provider to the beneficiary.
Note that pursuant to the labor reform, for Mexican entities to deduct payments for subcontracting specialized services, and credit the VAT related to such payments, the Mexican entity requires to receive certain documentation from the specialized service provider. Under the terms of the labor reform, the tax authorities may impose fines ranging from approximately US$9,000 to US$224,000 to the specialized service providers that fail to deliver the documentation. Furthermore, the labor reform establishes that Mexican entities subcontracting personnel will be joint and severally liable with the contracting party for the employment-related taxes triggered by the employees associated to the services or works rendered.
It is important to note that using deceptive practices to conceal the provision of subcontracting personnel would constitute tax fraud.
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
The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the U.S.-Mexico Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the U.S.-Mexico Tax Treaty. Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 or 2021 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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
U.S. Holders that receive distributions of additional series A shares or ADSs or rights to subscribe for series A shares or ADSs as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the any holder of our shares or ADSs has the right to receive cash or property instead, in which case the U.S. Holder will generally be treated as if it received cash equal to the fair market value of the distribution.

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
Gain, if any, realized by a U.S. Holder on the sale or other disposition of the series A shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican or Argentine tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Mexican or Argentine taxes. In addition, as a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, any Argentine tax imposed on the sale or other disposition of the series A shares or ADSs by a U.S. Holder is unlikely to be treated as a creditable tax. Any Mexican tax imposed on the sale or other disposition of the series A shares or ADSs also is unlikely to be treated as creditable, for taxable years beginning after December 28, 2021, unless the U.S. Holder elects benefits under the U.S.-Mexico Tax Treaty. U.S. Holders should consult their own tax advisors regarding the creditability of any such Mexican or Argentine tax and, more generally, the application of the foreign tax credit rules to their investment in, and disposition of, the series A shares or ADSs.
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
Although we do not believe that we were a PFIC in our 2021 taxable year and, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our revenue, and relevant market and shareholder data, do not anticipate becoming a PFIC in the foreseeable future, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we are classified as a PFIC, you will generally be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), and gains that you recognize on the disposition of your series A shares or ADSs. Under these rules (a) the excess distributions or gains will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up
in the basis of your series A shares or ADSs at death.
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
American Depositary Shares
The Bank of New York Mellon is the depositary of the ADS program. Each ADS represents one series A share (or a right to receive one series A share) deposited with Banco S3 Caceis México, S.A., Institución de Banca Múltiple, as custodian for the depositary in Mexico. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2021, the depositary reimbursed to us a gross amount of US$50,000 in connection with the ADS program.
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
and
15d-15(e)
of the Exchange Act, as of December 31, 2021.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report On Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15(d)-15(f)
under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and monitored by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS as issued by the IASB, and it includes those policies and procedures that: i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
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
As of the year ended December 31, 2021, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”
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
During 2021, the Company completed the second year of implementation of specific standards for the Sarbanes-Oxley Act (“SOX”) and performed a management assessment over internal control.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors of Vista has determined that Pierre Jean Sivignon is the Audit Committee financial expert. We believe that Mr. Sivignon possesses the attributes of an Audit Committee financial expert set forth in the instructions to Item 16A of
Form 20-F.
Under Argentine law and Rule
10A-3
Mr. Sivignon is an independent director. See “Item 6—Directors, Senior Management and Employees—Board of Directors—Pierre-Jean Sivignon.”

ITEM 16B.	CODE OF ETHICS
We have adopted a code of ethics and conduct (“Code of Ethics and Conduct”) that applies to all Vista’s officers and employees and third parties (contractors, suppliers, partners) which interact with Vista which is posted on our web site at: www.vistaenergy.com. We did not modify or amend our Code of Ethics and Conduct during the year ended December 31, 2021. In addition, we did not grant any waivers to our Code of Ethics and Conduct during the year ended December 31, 2021.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and
Non-Audit
Fees
The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2021 and December 31, 2020:

	2021	2020
	US$	US$
	(in thousands)
Audit fees	564	455
Audit- related fees	17	10
Tax fees	118	105

Total fees	699	570

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
all audit and
non-audit
services provided by Ernst &Young, including audit services, audit-related services, tax services and other services as described above, other than those for
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

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Stock options plans for employees and pensions plans of a listed company and its affiliates, and similar structures, must be approved by the shareholders’ meeting of the listed company. Such plan must provide for a general and equivalent treatment to all employees in similar situations.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	The by-laws of a listed company must comply with the corporate governance provided for in the Mexican Securities Market Law.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	A company listed in the Mexican Stock Exchange must adopt the code of ethics issued by the board of directors of such exchange and represent its knowledge of the best corporate practices code.

303A.12	(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	There is no such requirement.

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
As a foreign private issuer, we are required to comply with Section 303A.12.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
Our Audited Financial Statements are included in this annual report beginning on page
F-1.

ITEM 19.	EXHIBITS
Documents filed as exhibits to this annual report:

1.1	English translation of bylaws (as amended) of the registrant.

2.1	Form of Deposit Agreement among Vista Oil & Gas, S.A.B. de C.V., The Bank of New York Mellon, as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to our registration statement on Form F-1 filed with the SEC on July 2, 2019).

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4.1	Amended & Restated Credit Agreement, dated January 19, 2021, among Vista Oil & Gas Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A. and the successor of APCO Argentina S.A. and APCO Oil & Gas S.A.U.), as borrower, Vista Oil & Gas, S.A.B. de C.V., Vista Oil & Gas Holding I, S.A. de C.V., and Vista Oil & Gas Holding II, S.A. de C.V. and (i) Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch, Banco Santander Rio S.A. and Citibank, N.A. (acting through its International Banking Facilities), as lenders, and (ii) Banco Itaú, as administrative agent (the “Credit Agreement”) (included as Exhibit 4.1 of Vista’s Form 20-F filed with the SEC on April 30, 2020 and incorporated by reference herein).

4.2	Guaranty to the Credit Agreement, dated July 19, 2018, among Vista Oil & Gas, S.A.B. de C.V., APCO Argentina S.A., APCO Oil and Gas International, Inc. and Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.3	Guaranty to the Credit Agreement, dated October 22, 2018, among Vista Oil & Gas Holding II, S.A. de C.V. and Itaú Unibanco S.A.U., Nassau Branch (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.4	English translation of Warrant Indenture, dated August 7, 2017, between Vista Oil & Gas, S.A.B. de C.V. and Monex Casa de Bolsa, S.A. de C.V. (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.5	English translation of concession agreement regarding the Bajada del Palo Oeste and Bajada del Palo Este concessions, dated November 22, 2018, among Vista Oil & Gas Argentina S.A., APCO Oil & Gas S.A.U. and the Province of Neuquén (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.6	English translation of concession agreement regarding the Entre Lomas concession in the Province of Neuquén, dated June 11, 2009, among Petrolera Entre Lomas S.A., APCO Argentina Inc. (Sucursal Argentina) and the Province of Neuquén (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.7	English translation of concession agreement regarding the Entre Lomas concession in the Province of Río Negro, dated December 9, 2014, among Petrolera Entre Lomas S.A. and the Province of Río Negro (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.8	English translation of concession agreement regarding the Jagüel de los Machos and 25 de Mayo–Medanito concessions in the Province of Río Negro, dated December 9, 2014, among Petrobras Argentina S.A. and the Province of Río (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.9	Strategic Partners Agreement, dated August 1, 2017, among Vista Oil & Gas, S.A.B. de C.V., Vista Sponsor Holdings, L.P., Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.10	Amended & Restated Forward Purchase Agreement, dated September 12, 2018, among Vista Oil & Gas, S.A.B de C.V. and Riverstone Vista Capital Partners, L.P. (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

8.1	List of Subsidiaries.

12.1	Certification of Miguel Galuccio of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pablo Manuel Vera Pinto of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Miguel Galuccio and Pablo Manuel Vera Pinto pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of DeGolyer and MacNaughton.

15.2	Consent of Netherland, Sewell & Associates, Inc.

99.1	Reserves Report, dated January 28, 2022, prepared by DeGolyer and MacNaughton.

99.2	Reserves Report, dated February 8, 2022, prepared by Netherland, Sewell & Associates, Inc.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vista Energy, S.A.B. de C.V.

By:	/s/ Miguel Galuccio
	Name:	Miguel Galuccio
	Title:	Chief Executive Officer

By:	/s/ Pablo Manuel Vera Pinto
	Name:	Pablo Manuel Vera Pinto
	Title:	Chief Financial Officer
Date: April 26, 2022

Auditor Data Elements	December 31, 2021, 2020 and 2019

Auditor Name	Mancera, S.C.

Auditor Location	Ciudad de México, México

Auditor Firm ID	01284

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Vista Energy, S.A.B.de C.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Vista Energy, S.A.B.de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), and subsidiaries (“ the Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes thereto (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
Basis for Opinions
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express opinions on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Código de Ética Profesional del Instituto Mexicano de Contadores Públicos”, and in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. We are not required, nor were we engaged to perform an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinions.
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
Mancera, S.C.
A member practice of
Ernst & Young Global Limited
/s/ MANCERA, S.C.
We have served as the Company’s auditor since 2017
Mexico City, Mexico April 26, 2022

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2021, 2020 and 2019
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31,2021	Year ended December 31,2020	Year ended December 31,2019
Revenue from contracts with customers	5	652,187	273,938	415,976
Cost of sales:
Operating costs	6.1	(107,123)	(88,018)	(114,431)
Crude oil stock fluctuation	6.2	(905)	3,095	310
Depreciation, depletion and amortization	13/14/15	(191,313)	(147,674)	(153,001)
Royalties		(86,241)	(38,908)	(61,008)

Gross profit		266,605	2,433	87,846

Selling expenses	7	(42,748)	(24,023)	(27,138)
General and administrative expenses	8	(45,858)	(33,918)	(42,400)
Exploration expenses	9	(561)	(646)	(676)
Other operating income	10.1	23,285	5,573	3,165
Other operating expenses	10.2	(4,214)	(4,989)	(6,180)
Reversal / (Impairment) of long- lived assets	3.2.2	14,044	(14,438)	—

Operating profit / (loss)		210,553	(70,008)	14,617

Interest income	11.1	65	822	3,770
Interest expense	11.2	(50,660)	(47,923)	(34,163)
Other financial results	11.3	(7,194)	4,247	(715)

Financial results, net		(57,789)	(42,854)	(31,108)

Profit / (loss) before income tax		152,764	(112,862)	(16,491)

Current income tax (expense)	16	(62,419)	(184)	(1,886)
Deferred income tax (expense) / benefit	16	(39,695)	10,297	(14,346)

Income tax (expense) / benefit		(102,114)	10,113	(16,232)

Profit / (loss) for the year, net		50,650	(102,749)	(32,723)

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) / profit from actuarial remediation related to defined benefit plans	23	(4,513)	460	(1,577)
- Deferred income tax benefit / (expense)	16	2,048	(114)	394

Other comprehensive income that shall not be reclassified to profit or loss in subsequent years		(2,465)	346	(1,183)

Other comprehensive income for the year, net of income taxes		(2,465)	346	(1,183)

Total comprehensive profit / (loss) for the year		48,185	(102,403)	(33,906)

Earnings / (loss) per share
Basic (in US dollars per share)	12	0.574	(1.175)	(0.409)
Diluted (in US dollars per share)	12	0.543	(1.175)	(0.409)
Notes 1 through 36 are an integral part of these consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of financial position as of December 31, 2021, and 2020
(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2021	As of December 31, 2020
Assets
Noncurrent assets
Property, plant and equipment	13	1,223,982	1,002,258
Goodwill	14	28,416	28,484
Other intangible assets	14	3,878	21,081
Right-of-use-assets	15	26,454	22,578
Investments in associates		2,977	—
Trade and other receivables	17	20,210	29,810
Deferred income tax assets	16	2,771	565

Total noncurrent assets		1,308,688	1,104,776

Current assets
Inventories	19	13,961	13,870
Trade and other receivables	17	46,096	51,019
Cash, bank balances and other short-term investments	20	315,013	202,947

Total current assets		375,070	267,836

Total assets		1,683,758	1,372,612

Equity and liabilities
Equity
Capital stock	21.1	586,706	659,400
Share-based payments		31,601	23,046
Other accumulated comprehensive losses		(5,976)	(3,511)
Accumulated losses		(47,072)	(170,417)

Total equity		565,259	508,518

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	16	175,420	135,567
Lease liabilities	15	19,408	17,498
Provisions	22	29,657	23,909
Borrowings	18.1	447,751	349,559
Warrants	18.3	2,544	362
Employee benefits	23	7,822	3,461
Trade and other payables	26	50,159	—

Total noncurrent liabilities		732,761	530,356

Current liabilities
Provisions	22	2,880	2,084
Lease liabilities	15	7,666	6,183
Borrowings	18.1	163,222	190,227
Salaries and payroll taxes	24	17,491	11,508
Income tax liability	16	44,625	—
Other taxes and royalties	25	11,372	5,117
Trade and other payables	26	138,482	118,619

Total current liabilities		385,738	333,738

Total liabilities		1,118,499	864,094

Total equity and liabilities		1,683,758	1,372,612

Notes 1 through 36 are an integral part of these consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019
(Amounts expressed in thousands of US Dollars)

	Capital stock	Share-based payments	Other accumulated comprehensive losses	Acumulated loss	Total equity
Amounts as of December 31, 2018	513,255	4,021	(2,674)	(34,945)	479,657

Loss for the year	—	—	—	(32,723)	(32,723)
Other comprehensive income for the year	—	—	(1,183)	—	(1,183)

Total comprehensive (loss)	—	—	(1,183)	(32,723)	(33,906)
Proceeds from Series A shares net of issuance costs (see Note 21.1)	146,144	—	—	—	146,144
Share-based payments (1)	—	11,821	—	—	11,821

Amounts as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the year	—	—	—	(102,749)	(102,749)
Other comprehensive income for the year	—	—	346	—	346

Total comprehensive (loss)	—	—	346	(102,749)	(102,403)
Share-based payments (1)	1	7,204	—	—	7,205

Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

Profit for the year	—	—	—	50,650	50,650
Other comprehensive income for the year	—	—	(2,465)	—	(2,465)

Total comprehensive income	—	—	(2,465)	50,650	48,185
Share-based payments (1)	1	8,555	—	—	8,556
Reduction of share capital adopted at the Ordinary General Shareholders’ meeting on December 14, 2021 (see Note 21.1)	(72,695)	—	—	72,695	—

Amounts as of December 31, 2021	586,706	31,601	(5,976)	(47,072)	565,259

(1)	I ncluding 10,592, 10,494 and 10,655 of share-based payment expenses for the years ended December 31, 2021, 2020 and 2019, respectively, net of tax charge s (see Note 8).
Notes 1 through 36 are an integral part of these consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Cash flows from operating activities
Profit / (loss) for the year, net		50,650	(102,749)	(32,723)
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance / (Reversal) of the expected credit loss	7/17	406	(22)	(118)
Net changes in foreign exchange rate	11.3	(14,328)	(3,068)	2,991
Discount for well plugging and abandonment	11.3	2,546	2,584	1,723
Net increase in provisions	10.2	1,930	103	2,210
Interest expense on lease liabilities	11.3	1,079	1,641	1,561
Discount of assets and liabilities at present value	11.3	2,300	3,432	10
Share-based payments	8	10,592	10,494	10,655
Employee benefits	23	247	250	220
Income tax expense / (benefit)	16	102,114	(10,113)	16,232
Items related to investing activities:
Depreciation and depletion	13/15	187,858	145,106	151,483
Amortization of intangible assets	14	3,455	2,568	1,518
(Reversal) / Impairment of long-lived assets	3.2.2	(14,044)	14,438	—
Interest income	11.1	(65)	(822)	(3,770)
Gain from farmout agreement	10.1	(9,050)	—	—
Changes in the fair value of financial assets	11.3	(5,061)	645	(873)
Gain from assets disposal	10.1	(9,999)	—	—
Bargain purchase on business combination	10.1/32	—	(1,383)	—
Items related to financing activities:
Interest expense	11.2	50,660	47,923	34,163
Changes in the fair value of warrants	11.3	2,182	(16,498)	(6,840)
Amortized cost	11.3	4,164	2,811	2,076
Impairment of financial assets	11.3	—	4,839	—
Remeasurements of borrowings	11.3	19,163	—	—
Changes in working capital:
Trade and other receivables		7,472	3,915	(2,073)
Inventories		908	(2,861)	(609)
Trade and other payables		16,209	2,397	(22,105)
Payments of employee benefits	23	(399)	(798)	(630)
Salaries and payroll taxes		3,929	(2,570)	5,405
Other taxes and royalties		(7,311)	(2,080)	2,377
Provisions		(1,918)	(1,672)	(2,298)
Income tax payment (1)		(4,296)	(4,731)	(26,327)

Net cash flows provided by operating activities		401,393	93,779	134,258

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Cash flows from investing activities
Payments for acquisitions of property, plant and equipment		(321,286)	(153,257)	(240,315)
Payments for acquisitions of other intangible assets	14	(1,611)	(3,664)	(4,225)
Payments for acquisitions of investments in associates		(2,977)	—	—
Payments received from assets disposal (2)	1.3/1.4	14,150	—	—
Cash from the acquisition of AFBN assets	1.5	6,203	—	—
Payments received from farmout agreement	1.2	10,000	—	—
Proceeds from other financial assets		—	—	5,761
Interest received	11.1	65	822	3,770

Net cash flows (used in) investing activities		(295,456)	(156,099)	(235,009)

Cash flows from financing activities
Proceeds from capitalization of Serie A shares net of issue costs	21.1	—	—	146,144
Proceeds from borrowings	18.2	358,093	201,728	234,728
Payment of borrowings costs	18.2	(3,326)	(2,259)	(1,274)
Payment of borrowings principal	18.2	(284,695)	(98,761)	(90,233)
Payment of borrowings interest	18.2	(54,636)	(43,756)	(32,438)
Payment of leases	15	(8,911)	(9,067)	(7,619)
Payment of / Proceeds from other financial liabilities, net of restricted cash and cash equivalents	28	—	(16,993)	16,993

Net cash flows provided by financing activities		6,525	30,892	266,301

Net increase / (decrease) in cash and cash equivalents		112,462	(31,428)	165,550
Cash and cash equivalents at beginning of year	20	201,314	234,230	66,047
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents		(2,559)	(1,488)	2,633
Net increase / (decrease) in cash and cash equivalents		112,462	(31,428)	165,550

Cash and cash equivalents at end of year	20	311,217	201,314	234,230

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		80,321	82,298	23,943
Acquisition of AFBN assets	1.5	69,693	—	—
Acquisition of Mexico’s exploration assets	1.4	6,174	—	—
Disposal of Mexico’s exploration assets	1.4	(5,126)	—	—
Changes in well plugging and abandonment with an impact in property, plant and equipment	13/22.1	2,112	(366)	4,141

(1)	Year ended December 31, 2019, includes 13,087 related to income tax expense for the year ended December 31, 2018 .
(2)	Including 15,000 received for the transfer of working interests in Coirón Amargo Sur Oeste (“CASO”) concession net of 850 from payments related to the transfer of Mexico’s exploration assets.
Notes 1 through 36 are an integral part of these consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements
(Amounts expressed in thousands of US Dollars)
Note 1. Group information
1.1 Company general information
Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”) formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“SAB”), on July 28, 2017.
The Company made an initial public offering in the New York Stock Exchange (“NYSE”) on July 25, 2019
,
and started operating under ticker symbol “VIST” as from the following day. It issued additional Series A shares in the Mexican Stock Exchange (“BMV by Spanish acronym) on the same date under ticker symbol “VISTA” (See Note 21.1).
On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V., change the Company’s corporate name to “Vista Energy S.A.B. de CV”.
The Company’s corporate purpose is:

(i)
Acquiring, by any legal means, all kinds of assets, shares, interests in companies, equity interests or interests in all types of companies, either profit-making or nonprofit entities, associations, business corporations, trusts or other entities operating in the energy sector, in Mexico or in another country, or in any other industry;

(ii)	Participating as a partner, shareholder or investor in all types of businesses or profit-making or nonprofit entities, associations, trusts, in Mexico or in another country, or of any other nature;

(iii)	Issuing and placing shares representing its capital stock, either through public or private offerings, in domestic or foreign securities markets;

(iv)
Issuing and placing warrants, either through public or private offerings, in relation to shares representing their capital stock or other types of securities, in domestic or foreign securities markets, and

(v)	Issuing or placing negotiable instruments, debt instruments or other guarantees, either through public or private offerings, in domestic or foreign securities markets.
From its foundation through April 4, 2018, all Company activities were related to its incorporation, the initial public offering (“IPO”) in BMV, and the efforts to detect and conduct the initial business combination. As from that date, the Company mainly engages in oil and gas exploration and production (upstream segment) through its subsidiaries.
The Company’s upstream operations are as follows:
In Argentina
In the Neuquén basin:

(i)
100% in 25 de Mayo-Medanito SE; Jagüel de los Machos; Entre Lomas Neuquén; Entre Lomas Río Negro; and Jarilla Quemada and Charco del Palenque (in Agua Amarga area) conventional operating concessions (operated);

(ii)	100% in Bajada del Palo Oeste and Bajada del Palo Este unconventional operating concessions (operated) (see Note 30.3.2);

(iii)	84.62% in Coirón Amargo Norte operating concession (operated) (see Note 30.3.4);

(iv)	90% in Águila Mora unconventional operating concession (operated);

(v)	50% in Aguada Federal unconventional operating concession (not operated) (see Note 30.3.10 and Note 3 5 );

(vi)	50% in Bandurria Norte unconventional operating concession (not operated) (see Note 30.3.11 and Note 3 5 ).
In the Northwest basin:

(i)	1.5% in Acambuco operating concession (not operated).
In Mexico

(i)	100% in CS-01 area (operated) (see Note 30.3.12)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.
1.2 Joint investment agreement (“farmout agreement”) signed with Trafigura Argentina S.A. (“Trafigura”) in Bajada del Palo Oeste area
On June 28, 2021, the Company, through its subsidiary Vista Energy Argentina S.A.U., formerly known as Vista Oil & Gas Argentina S.A.U. (“Vista Argentina”) entered into a farmout agreement with Trafigura, whereby it undertook to develop, initially, 5 (five) pads made up of 4 (four) wells each in Bajada del Palo Oeste area.
By virtue of the farmout agreement, a joint venture was established and Trafigura was entitled to contractual rights for 20% of hydrocarbon output in the pads under the agreement and bear 20% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.
As part of the farmout agreement, Trafigura agreed to pay to Vista Argentina 25,000 as follows: a 5,000 down payment and then 4 (four) payments of 5,000 for each pad, which should be paid upon commencement of hydrocarbon production in pads 2 (two), 3 (three), 4 (four) and 5 (five) included in the farmout agreement, which should be validated by Trafigura.
Vista Argentina maintains the operation in Bajada del Palo Oeste and 100% of the ownership. It also maintains its rights over 80% of hydrocarbon output in relation to the pads included in the farmout agreement, and bear 80% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.
Moreover, Trafigura may hold interests in up to 2 (two) additional pads under the same terms and conditions.
As of December 31, 2021, Vista Argentina received two payments of 5,000 each; and recognized a gain of 9,050 in “Other operating income” under “Gain from farmout agreement” (see Note 10.1); and disposals of 882 and 68 in “Property, plant and equipment” and “Goodwill”, respectively (see Note 13 and 14).
Subsequent gains related to the development of pads 3 (three), 4 (four) and 5 (five) will be recognized according to the aforementioned terms and conditions.
1.3 Sale of working interests in CASO concession (“transfer of interest in CASO”)
The Company, through its subsidiary Vista Argentina, signed an assignment of rights agreement with Shell Argentina S.A., a subsidiary of Royal Dutch Shell plc. (“Shell”) to transfer 10% of its working interest in CASO concession (the “venture agreement”) for 21,500 payable as follows: (i) 15,000 in cash, and (ii) 6,500 as carry aimed at extending infrastructure works to secure water supply, which is operated by Shell and supplies Vista’s operations.
On June 24, 2021, the Province of Neuquén, through Decree No. 1,027/2021, approved the amendment of the venture agreement, to disclose the new interests. With the publication of the decree all agreed-upon conditions were met; therefore, Vista and Shell set July 2, 2021, as the transaction closing date.
As of December 31, 2021, the Company received 15,000; and recognized a gain of 9,788 in “Other operating income” under “Gain from assets disposal” (see Note 10.1); and a disposal of 11,784 in “Property, plant and equipment” (see Note 13).
For further information on these concessions, see note 30.3.4.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

1.4 Transfer of assets in Mexico to increase working interest to 100% in the
CS-01
operated area (“transfer of Mexico’s exploration assets”)
On August 23, 2021, the Company through its subsidiary Vista Oil & Gas Holding II, S.A. de C.V. (“Vista Holding II”) completed an assets transfer to Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”), as follow: (i) the acquisition of a 50% working interest in
CS-01
(operated) area in addition to its 50% working interest, and (ii) the sale of its 50% working interest in
TM-01
and
A-10
(non-operating)
area. This transaction was agreed based on the cumulative costs incurred in each area.
As a result of this transaction the Company agreed to offset its accounts receivable from and payable to Jaguar and Pantera by 5,501; and recognized a disposal of
5,12
6 in “Property, plant and equipment”; and a net addition of 673 in “Other intangible assets” (see Notes 13 and 14). These transactions did not generate cash flows.
The Company also paid consideration of 850, and it recognized a gain of 198 in “Other operating income” under “Gain from assets disposal” mainly arising from reimbursements of operational expenses (see Note 10.1).
For further information on these concessions, see note 30.3.12.
1.5 Acquisition of 50% of
non-operating
working interest in the unconventional concessions of Aguada Federal and Bandurria Norte in Vaca Muerta (“acquisition of AFBN assets”).
On September 16, 2021, the Company through its subsidiary Vista Oil & Gas Holding I, S.A. de C.V. (“Vista Holding I”), acquired from ConocoPhillips Petroleum Holdings B.V. (“ConocoPhillips BV”): (i) 100% of the capital stock of ConocoPhillips Argentina Holding S.ár.l. (hereinafter “Vista Holding VII S.ár.l.”), a company organized in Luxembourg that owns 95% of the equity of ConocoPhillips Argentina Ventures S.R.L. (currently known as “AFBN S.R.L” or “AFBN”), and (ii) 5% of the capital stock of AFBN, thus acquiring 100% of AFBN’s shares.
AFBN owns 50% of
non-operating
working interests in concessions Aguada Federal and Bandurria Norte, which expire in 2050. These concessions are located in the Neuquén basin, Province of Neuquén, Argentina, with a surface of 50,462 acres, in Vaca Muerta. The assets have no pending investment commitments and; as the date of the transaction, were operated by Wintershall Dea Argentina S.A. (“Wintershall”), which owned the remainder 50%.
Under the transaction terms, Vista made no advance payments, but assumed the cost of carry for nominal value of 77,000 related to 50% of all investments to develop the acquired areas, which were related to Winterhsall’s interests and that expire on December 31, 2023. AFBN carried about 6,203 cash on hand and cash in banks as of the date of this transaction.
As of December 31, 2021, pursuant to Company accounting policies including in Note 3.1.3, this transaction was recognized as an asset acquisition, recording an oil and gas property for 69,693, mainly related to unconventional assets. These assets were booked at the cost of liabilities assumed under the carry agreement.
Moreover, on January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the rest of a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions, from Wintershall (see Note 3
5
).
For further information on these concessions, see notes 30.3.10 and 30.3.11.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 2. Basis of preparation and significant accounting policies
2.1 Basis of preparation and presentation
The accompanying consolidated financial statements as of December 31, 2021, and 2020, and for the years ended December 31, 2021, 2020 and 2019, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US dollars (“US”) and are rounded to the nearest thousand, unless otherwise stated.
These consolidated financial statements were approved for issuance by the Shareholders´ meeting on April 26, 2022, and the subsequent events through up that date are considered.
2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company
The Company did not opt for the early adoption of any standard, interpretation or amendment that has been issued but is not yet effective.
Amendments to IFRS 7, IFRS 9, IFRS 16 and IAS 39: Interest rate benchmark reform
The amendments provide temporary reliefs that address the financial reporting effects when an Interbank Offered Rate (“IBOR”) is replaced by an alternative risk-free (“RFR”) rate.
The amendments include the following alternative treatments:

(i)
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

(ii)	Allow the changes required by IBOR reform to be made as hedge designations; and

(iii)	Provide companies with a temporary relief from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
On December 28, 2021, the Company has agreed with financial entities, that in case of a replacement of a LIBOR, the interest rate to be applied will be replaced by the market rate to be published by relevant governmental body, plus a spread adjustment to be opportunely determined.
As of the date of these consolidated financial statements there has not been any changes to the LIBOR, nevertheless the Company will continue to monitor any potential impact.
2.2.1 Standards issued not yet effective
Amendments to IAS 1: Classification of liabilities as current or noncurrent
In January 2020, the IASB issued amendments to certain paragraphs of IAS 1 to specify the requirements for classifying liabilities as current or noncurrent. The amendments clarify

(i)	What is meant by a right to defer settlement;

(ii)	That a right to defer must exist at the end of the reporting period;

(iii)	That classification is unaffected by the likelihood that an entity will exercise its deferral right and;

(iv)	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively.
The amendments are not expected to have a material impact on the Company as the current accounting policies are aligned to the amendments.
Amendments to IAS 16: Property, Plant and Equipment, proceeds before Intended Use
In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.
Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.
The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.
The amendments are not expected to have a material impact on the Company as the current accounting policies are aligned to the amendments.
2.3 Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.
2.3.1 Subsidiaries
Subsidiaries are all entities over which the Company has control, which occurs if and only if the Company has all the following:

•	Power over the entity;

•	Exposure or rights to variable returns from its involvement with the entity; and

•	The ability use its power over the entity to affect the amount of the investor’s returns.
The Company reassesses whether it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the three elements of control.
When the Company has less than a majority of the voting rights of an investee, it has power over the latter when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.
The Company assesses all facts and circumstances to determine whether voting rights are sufficient to give it power over an entity, including:

•	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•
any additional facts and circumstances that indicate the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meeting.

Relevant activities are those that most significantly affect the subsidiary’s performance, such as the ability to approve a subsidiary’s operating and capital budget and the power to appoint Management personnel. These decisions show that the Company has rights to direct a subsidiary’s relevant activities.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Subsidiaries are consolidated from the date the Company obtains control over them and ceases when such control ends. Specifically, profit and expenses of a subsidiary acquired or disposed of during the year are included in the statements of profit or loss and other comprehensive income as from the date in which the Company obtains control until it assigns or loses such control.
The acquisition accounting method is that used by the Company to account for business combinations (see Note 2.3.4).
Intercompany transactions, balances and unrealized income are deleted. Unrealized losses are also deleted unless the transaction provides evidence of an impairment of transferred assets, and the subsidiaries’ financial statements are adjusted when needed to align their accounting policies to the Company’s accounting policies.
Below are the Company’s subsidiaries:

Subsidiary name	Equity interest			Place of business	Main activity
	December 31, 2021	December 31, 2020	December 31, 2019
Vista Holding I	100%	100%	100%	Mexico	Holding company
Vista Holding II	100%	100%	100%	Mexico	Exploration and production (1)
Vista Oil & Gas Holding III, S.A. de C.V.	100%	100%	100%	Mexico	Services
Vista Oil & Gas Holding IV, S.A. de C.V.	100%	100%	100%	Mexico	Services
Vista Oil & Gas Holding V B.V.	100%	100%	—%	Holland	Holding company
Vista Complemento S.A. de C.V.	100%	100%	100%	Mexico	Services
Vista Holding VII S.á.r.l. (2)	100%	—%	—%	Luxembourg	Holding company
Vista Argentina	100%	100%	100%	Argentina	Exploration and production (1)
Aleph Midstream S.A. (3)	100%	100%	0,27%	Argentina	Services (4)
Aluvional S.A.	100%	100%	100%	Argentina	Mining and industry
AFBN S.R.L. (2)	100%	—%	—%	Argentina	Exploration and production (1)
VX Ventures Asociación en Participación	100%	—%	—%	Mexico	Holding company

(1)	It r efers to the exploration and production of gas and oil.
(2)	See Note 1.5.
(3)	See Note 28.
(4)	Including operations related to the capture, treatment, transport and distribution of hydrocarbons and derivatives.
The Company’s shares in the subsidiaries’ voting rights are the same as its interest in capital.
2.3.2. Changes in interests
Changes in the Company’s working interests in the subsidiaries that do not result in a change in control of the subsidiary are accounted for as equity transactions. The carrying amount of the Company’s interests and noncontrolling interest is adjusted to reflect the changes in interests in the subsidiaries. Any difference between the amount by which the noncontrolling interest is adjusted and the fair value of the consideration paid or received is recognized in equity and attributed to the Company’s equity holders.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

When the Company ceases to consolidate or book a subsidiary’s capital for loss of control, joint control or significant influence, any retained working interest in the entity is remeasured at fair value with the change in the carrying amount recognized in the statements of profit or loss and other comprehensive income. This fair value becomes the initial carrying amount for the purposes of subsequently booking retained interest as the associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in relation to such entity is booked as if the Company had directly disposed of the related assets or liabilities. This may mean that the amounts previously recognized in other comprehensive income are reclassified to the consolidated statements of profit or loss and other comprehensive income.
If the working interest in a joint venture or associate is reduced, but the entity retains the joint control or significant influence, only a proportion of the previously recognized amounts in other comprehensive income is reclassified to the statement of profit or loss.
The changes in the Company’s working interests in its subsidiaries that do not result in loss of control are booked as equity transactions.
2.3.3. Joint arrangements
According to IFRS 11 Joint Arrangements, investments are classified as joint operations or joint venture, depending on contractual rights and obligations. The Company has joint operations but has no joint venture.
Joint operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control exists only when decisions about the relevant business activities require the unanimous consent of the parties that collectively control the arrangement.
When the Company carries out activities under joint operations, it is required, as a joint operator, to recognize in proportion to its interest in the joint arrangement:

•	Its assets and liabilities held jointly;

•	Its revenue from the sale of its share of the output of the joint operation;

•	Its revenue from the sale of its share of the output of the joint operation; and

•	Its expenses, including its share of any expenses incurred jointly.
The Company books its assets, liabilities, revenues and expenses related to its interest in a joint operation according to the IFRS applicable to specific assets, liabilities, revenues and expenses. They were included in the consolidated financial statements in the related accounts. Interest in joint operations and other arrangements were calculated based on the latest financial statements or financial information available as of every year-end
considering significant subsequent events and transactions, and management information available. The financial statements or financial information are adjusted, if needed, so that the accounting policies are consistent with the Company’s accounting policies.
When the Company conducts transactions in a joint operation in which the Company is a joint operator (such as a sale or contribution of assets), it is considered that the Company is performing the transaction with the other parties of the joint operation, and the resulting profit and losses from the transactions are recognized in the Company’s consolidated financial statements for the attention of the other parties’ interests in the joint operation. When a Group company conducts transactions with a joint operation in which the Company is a joint operator (such as a purchase of assets), the Company recognizes its portion of profit and losses once these assets are resold to a third party.
See Notes 1 and 30 for further information on the Company’s joint operations.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

2.3.4 Business combination
The acquisition method is used to book business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for these acquisitions comprises:

(i)	The fair value of transferred assets;

(ii)	The liabilities incurred to former owners of the acquired business;

(iii)	The equity interests issued by the Company;

(iv)	The fair value of any asset or liability from a contingent consideration arrangement; and

(v)	The fair value of any previously held equity interest in the subsidiary.
Identifiable assets acquired and contingent liabilities assumed in a business combination are initially measured at fair values at the date of purchase. The Company recognizes noncontrolling interests in the acquiree on an acquisition basis either at fair value or at the proportionate share of noncontrolling interests of the acquiree’s net identifiable assets.
The costs related to the acquisition are booked as incurred expenses. Goodwill is an excess of:

(i)	The consideration transferred ;

(ii)	The amount of any noncontrolling interest in the acquiree; and

(iii)	The acquisition-date fair value of previously held equity interest in the acquiree over the fair value of net identifiable assets acquired is booked as goodwill.
If the fair value of the acquiree’s net identifiable assets exceeds these amounts, before recognizing profit, the Company reassesses whether it has correctly identified all assets acquired and liabilities assumed, reviewing the procedures employed to measure the amounts to be recognized at the acquisition date. If the assessment still results in excess of the fair value of net assets acquired in relation to the total consideration transferred, gain from a bargain purchase is recognized directly in the consolidated statements of profit or loss and other comprehensive income.
When the settlement of any cash consideration is deferred, the future amounts payable is discounted at their present value at the exchange date. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained under comparable terms and conditions.
Contingent consideration will be recognized at its fair value at the acquisition date. Contingent consideration is classified as equity or as a financial liability. The amounts classified as a financial liability are remeasured at fair value with changes in fair value through the consolidated statements of profit or loss and other comprehensive income. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.
When the Company acquires a business, it assesses the financial assets acquired and liabilities incurred in relation to its adequate classification and designation according to contractual terms, economic circumstances and relevant conditions as of the acquisition date.
Oil reserves and resources acquired that may be measured reliably are recognized separately at fair value upon the acquisition. Other potential reserves, resources and rights, which fair values cannot be measured reliability, are not recognized separately but are considered part of goodwill.
If the business combination is performed in stages, the previously held equity interest in the acquiree is measured at acquisition-date fair value. Profit or loss from such remeasurement is recognized in the consolidated statements of profit or loss and other comprehensive income.
The Company has a maximum period of 12 months from the date of acquisition to finalize the acquisition accounting. When it is incomplete as of the end of the year in which the business combination takes place, the Company reports provisional amounts.
As detailed in Note 30.3.4 and 32, during the year ended December 31, 2020, the Company acquired an additional participation in the Coirón Amargo Norte Joint operating concession, which was accounted for as a business combination.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

2.4 Summary of significant accounting policies
2.4.1 Segment information
The operating segments are reported in a consistent manner with the internal reports provided by the Executive Management Committee (the “Committee” that is considerate the “Chief Operating Decision Maker” or “CODM”)
The CODM is the highest decision-making authority, in charge of allocating resources and establishing the performance of the entity’s operating segments and was identified as the body executing the Company’s strategic decisions.
2.4.2 Property, plant and equipment and intangible assets
Property, plant and equipment
Property, plant and equipment is measured using the cost model, after initial recognition, the asset is valued at cost less depreciation and any subsequent accumulated impairment loss.
Subsequent costs are included in the carrying amount of the asset or are recognized as a separate asset, as the case may be, only when it is probable that future economic benefits may flow to the Company and the cost of the asset may be measured reliably. Remainder repairs and maintenance costs are charged to profit or loss during the reporting period in which they are incurred.
The cost of works in progress which construction will be extended over time includes, if applicable, borrowings costs.
Works in progress are measured based on the level of progress and are booked at cost less any impairment loss, of applicable.
Profit and loss from the sale of property, plant and equipment is calculated by comparing the consideration received with the carrying amount.
2.4.2.1 Depreciation methods and useful lives
Estimated useful lives, residual values and the depreciation method are reviewed at every period-end,
and changes are recognized prospectively. A carrying amount of the asset is reduced immediately to its recoverable amount if the carrying amount of the asset is greater than its estimated recoverable value.
The Company amortizes drilling costs applicable to productive and dry wells in development, productive wells, machinery and facilities in oil and gas production areas according to the unit of production method, applying the proportion of oil and gas produced to prove and develop oil and gas reserves, as the case may be. The cost of acquisition of oil and gas properties is amortized applying the proportion of produced oil and gas to total estimated oil and gas proved reserves.
The costs of acquiring properties with unproved reserves and unconventional resources are valued at cost, and their recoverability is assessed regularly based on geological and engineering estimates of the reserves and resources expected to be proved during the life of each concession and are not depreciated.
Capitalized costs related to the acquisition of properties and the extension of concessions with proved reserves were depreciated per field based on a production unit by applying the proportion of produced oil and gas to estimated proved oil and gas reserves.
Production facilities (including significant identifiable components) are depreciated using the unit of production method considering the proved development of reserves.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The Company´s remainder items of property, plant and equipment (including significant identifiable components) are depreciated using the straight-line method based on their estimated useful lives, as detailed below:

Buildings	50 years
Vehicles	5 years
Machinery and installations	10 years
Computer equipment	3 years
Equipment and furniture	10 years
Land does not depreciate.
2.4.2.2 Assets for oil and gas exploration
The Company adopts the successful effort method to account for its oil and gas exploration and production activities.
This method implies the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploration wells arising from the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) estimated well plugging and abandonment obligations.
Exploration and evaluation involve the search for hydrocarbon resources, the assessment of its technical viability and the assessment of the commercial feasibility of an identified resource.
According to the successful effort method, exploration costs such as geological and geophysical (“G&G”) costs, excluding the costs of exploration well
s
and 3D seismic testing in operating concessions, are expensed during the period in which they are incurred.
Once legal exploration rights are obtained, the costs directly related to an exploration well are capitalized as intangible exploration and evaluation assets until the well is completed and results are assessed. These costs include compensation to directly attributable employees, materials used, drilling costs and payments to contractors.
The drilling and completion costs of exploration wells are capitalized until it is established that there are proved reserves and the commercial development is justified. If no reserves are found, these drilling costs are charged as expenses in an unproductive well. An exploration well may occasionally determine the existence of oil and gas reserves but cannot be classified as proved when the drilling is completed, subject to further evaluation (for example, drilling of additional wells), but it is probable that that they may be developed commercially. In these cases, costs continue to be capitalized provided that the well has found a sufficient quantity of reserves to justify its completion as a producing well and the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.
These capitalized costs are subject to technical, commercial and administrative review, and a review of impairment indicators at least once a year. When there is sufficient management information indicating impairment, the Company conducts an impairment test according to the policies described in Note 3.2.2.
When oil and gas reserves are identified as proved and Management approves the start-up,
the related capitalized expense is first assessed in terms of impairment and (if needed) an impairment loss is recognized, and the remaining balance is transferred to oil and gas properties. Except for license fees, amortization is not charged to profit or loss during the exploration and evaluation stage.
Estimated well plugging and abandonment obligations in hydrocarbon areas, discounted at a risk-adjusted rate, are capitalized in the cost of assets and are amortized using the unit of production method. A liability for the estimated value of discounted amounts payable is also recognized. Changes in the measurement of these obligations as a consequence of changes in the estimated term, the cost or discount rate are added to or deducted from the cost of the related asset.
Asset swaps that only involve exploration and evaluation assets are booked at the carrying amount of the asset delivered and no profit or loss is recognized.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

2.4.2.3 Rights and Concessions
Rights and concessions are booked as part of property, plant and equipment and are depleted on the unit of production basis over the total proved reserves of the relevant area. The calculation of the units of production rate for the depreciation/amortization of development costs considers expenses incurred to date and authorized future development expenses.
Intangible assets
2.4.2.4 Goodwill
Goodwill arises during a business acquisition and represents the excess of acquisition cost over the fair value of net assets acquired. After initial recognition, goodwill is measured at cost less cumulative impairment losses. There is no subsequent reversal of impairment in goodwill.
To conduct impairment tests, goodwill is allocated as from acquisition date to each cash-generating unit (“CGU”), which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes.
When goodwill is allocated to a CGU and part of the transaction within such unit is eliminated, goodwill related to such eliminated transaction is included in the carrying amount of the transaction to determine gain or loss on sale.
2.4.2.5 Other intangible assets
Other intangible assets acquired separately are measured using the cost model; after initial recognition, the asset is valued at cost less amortization and any subsequent accumulated impairment loss.
Intangible assets are amortized using the straight-line method; software licenses are amortized over their estimated
3-year
useful life. The amortization of these assets is recognized in the statements of profit or loss and other comprehensive income.
The estimated useful life, residual value and amortization method are reviewed at every period-end,
and changes are recognized prospectively. A carrying amount of the asset is reduced immediately to its recoverable amount if the carrying amount of the asset is greater than its estimated recoverable value.
2.4.3 Leases
The Company has lease contracts for various items of buildings, and plant and machinery, which are recognizes under IFRS 16.
The Company recognizes
right-of-use
assets at the commencement date of the lease (i.e., on the date when the underlying asset is available for use).
Right-of-use
assets are measured at cost, net of the accumulated depreciation and impairment losses and are adjusted by the remeasurement of lease liabilities. The cost of right-of-use
assets includes the amount for recognized lease liabilities, direct costs initially incurred, and lease payments made until the commencement date less the lease incentives received. Unless the Company is reasonably certain that it will obtain the ownership of the leased asset at the end of the lease term, recognized right-of-use
assets are depreciated under the straight-line method during the shortest of its estimated useful life and the lease term.
Right-of-use
assets are subject to impairment. See note 3.2.2 for further detail on the accounting policy to assess nonfinancial asset impairment.
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the lease payments to be made during the lease term. Lease payments include fixed payments (including in-substance
fixed payments) less lease incentives receivable, variable lease payments dependent on an index or rate, and the amounts expected to be paid for residual value guarantees.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Lease payments also include a purchase option exercise price if the Company is reasonably certain about exercising such option, as well as penalty payments from lease termination, if the lease term reflects the Company’s termination option exercise. Variable lease payments that do not depend on an index or rate are recognized as expenses in the period of occurrence of the event or condition that gives rise to the payment. To calculate the present value of lease payments, if the imputed interest rate in the lease cannot be easily assessed, the Company uses the incremental borrowing rate at the lease commencement date. After the commencement date, lease liabilities will be increased to reflect the accretion of interest and will be reduced by the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is an amendment, a change in the lease term, a change in the fixed or in-substance
fixed payments or a change in the assessment to buy the underlying asset.
The Company applies the exemption to recognize short-term leases of machinery and equipment (i.e., those leases for a term under 12 months as from the commencement date with no call option). The low-value
asset exemption also applies to
low-value
office equipment items. The lease payments of
low-value
assets are recognized as expenses under the straight-line method during the lease term.
The Company determines the lease term as the noncancellable lease term, together with any period covered by an option to extend the agreement if it is reasonably certain that it will exercise that option, or any period covered by an option to terminate the agreement, if it is reasonably certain that it will not exercise such option. The Company applies its judgment upon assessing whether it is reasonably certain that it will exercise the option to renew the agreement. In other words, it considers the relevant factors that create an economic incentive to renew the agreement. After the commencement date, the Company reassesses the lease term if there is a significant event or change in the circumstances under its control that affects its capacity to exercise (or not) the option to renew the agreement (for example, a change in the business strategy).
2.4.4 Impairment of nonfinancial assets
Other nonfinancial assets with a definite useful life undergo impairment tests whenever events or changes in circumstances have indicated that their carrying value may not be recoverable. When the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized for the value of the asset. An asset’s recoverable amount is the higher of (i) the fair value of an asset less costs of disposal and (ii) its value in use.
Assets are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or CGUs. Amortized nonfinancial assets are reviewed for potential reversal of impairment at the end of each reporting period.
2.4.5 Foreign currency translation
2.4.5.1 Functional and presentation currency
The functional currency of the Company and its subsidiaries is the currency of the primary economic context in which each entity operates. The functional and presentation currency of all entities is the US dollar. To determine the functional currency, the Company makes judgments to identify the primary economic context and reconsiders the functional currency in the event of a change in conditions that may determine the primary economic context.
2.4.5.2 Transactions and balances
Transactions in a currency other than the functional currency (“foreign currency”) are accounted for at the exchange rate as of each transaction date. Foreign exchange gains and losses from the settlement of transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statements of profit or loss and other comprehensive income unless they are capitalized.
Monetary balances in foreign currency are converted at each country’s official exchange rate as of every year-end.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

2.4.6 Financial instruments
2.4.6.1 Other financial assets
2.4.6.1.1 Classification
2.4.6.1.1.1 Financial assets at amortized cost
Financial assets are classified and measured at amortized cost provided that they meet the following criteria:

(i)	the purpose of the Company’s business model is to maintain the asset to collect the contractual cash flows;

(ii)	contractual conditions, on specific dates, give rise to cash flows only consisting in payments of principal and interest on the outstanding principal.
2.4.6.1.1.2 Financial assets at fair value
If any of the aforementioned criteria is not met, the financial asset is classified and measured at fair value through the consolidated statements of profit or loss and other comprehensive income.
All investments in equity instruments are measured at fair value. The Company has no capital investments as of December 31, 2021, and 2020.
2.4.6.1.2 Recognition and measurement
Upon initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset.
Profit or loss in a debt investment that is subsequently measured at fair value and is not part of a hedge relationship is recognized in the consolidated statements of profit or loss and other comprehensive income. Profit or loss in a debt investment that is subsequently measured at amortized cost and does not comprise a hedge relationship is recognized in the consolidated statements of profit or loss and other comprehensive income when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.
The Company reclassifies financial assets when and only when it changes its business model for managing these assets.
Accounts receivable for services rendered or hydrocarbons delivered but not invoiced, and other accounts receivable are measured at amortized cost using the effective interest method less the allowance for expected credit losses, if applicable.
2.4.6.1.3 Impairment of financial assets
The Company recognizes an allowance for Expected Credit Losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between contractual cash flows owed and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.
For trade and other receivables, the Company applies a simplified approach in calculation of ECL. Therefore, the Company does not monitor changes in credit risk but rather calculates an allowance for ECL at each reporting date.
Expected credit losses in trade and other receivables are estimated on a case-by-case
basis according to the debtor’s history of noncompliance and an analysis of the debtor’s financial position, adjusted by the general economic conditions of the industry, its current assessment and a Management forecast of conditions as of the reporting date.
The Company recognizes the impairment of a financial asset when contractual payments are more than 90 days past due or when the internal or external information shows that it is unlikely that the pending contractual amounts be received. A financial asset is derecognized when there is no fair expectation to recover contractual cash flows.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

2.4.6.1.4 Offsetting of financial instruments
Financial assets and liabilities are disclosed separately in the consolidated statement of financial position unless the following criteria are met: (i) the Company has a legally enforceable right to set off the recognized amounts, and (ii) the Company intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. A right to set off is that available to the Company to settle a payable to a creditor by applying against it a receivable from the same counterparty.
Jurisdiction and laws applicable to relations between parties are considered upon assessing whether there is such a legally enforceable right.
2.4.6.2 Financial liabilities and equity instruments
2.4.6.2.1 Classification as liabilities or equity
Debt and equity instruments issued by the Company are classified as financial liabilities or equity according to the substance of the agreement and the definition of financial liabilities and equity instrument
s
.
To issue a variable number of shares, a contractual agreement is classified as a financial liability and is measured at fair value. The changes in fair value are recognized in the consolidated statements of profit or loss and other comprehensive income.
2.4.6.2.2 Equity instruments
An equity instrument is any agreement that evidences an interest in the Company’s net assets and is recognized in proceeds, net of direct issuance costs.
2.4.6.2.3 Compound financial instruments
The component parts of a compound instrument (negotiable obligations) issued by the Company are classified separately as financial liabilities and equity instruments according to the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. An equity instrument is a conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of Company own equity instruments.
The fair value of the liability component, if any, is estimated using the prevailing market interest rate for similar nonconvertible instruments. This amount is recorded as a liability at amortized cost using the effective interest method until extinguished upon conversion or at the instrument redemption date.
A conversion option classified as equity is determined by deducting the liability component amount from the fair value of the compound instrument as a whole. It is recognized and included in equity, net of income tax effects, and it not subsequently remeasured. Moreover, the conversion option classified as an equity instrument remains in equity until the conversion option is exercised, in which case, the balance recognized in equity is transferred to another equity account. When the conversion option is not exercised at the redemption date of negotiable obligations, the balance recognized in equity is transferred to retained earnings. No profit or loss is recognized in the statement of profit or loss after the conversion or redemption of the conversion option.
Transaction costs related to the issuance of negotiable obligations are allocated to liability and equity components in proportion to the allocation of gross proceeds. Transaction costs related to the equity component are recognized directly in equity. Transaction costs related to the liability component are included in the carrying amount of liability component and are amortized throughout the life of negotiable obligations using the effective interest method.
2.4.6.2.4 Financial liabilities
All financial liabilities are initially recognized at fair value and after that, at their amortized cost using the effective interest method or at Fair Value Through Profit or Loss (“FVTPL”). Borrowings are recognized initially at fair value, net of transaction costs incurred.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Financial liabilities related to purchasing value units (“UVA” by Spanish acronym) are adjusted by the benchmark stabilization coefficient (“CER” by Spanish acronym) at each closing date, recognizing the effects on “Other Financial Results”.
Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination;
(ii) held-for
trading; or (iii) designated as at FVTPL, are subsequently measured at amortized cost using the effective interest method.
The effective interest method is used in the calculation of the amortized cost of a financial liability and in the allocation of interest expense during the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that are an integral part of the effective interest rate, transaction costs and other premiums or discounts) throughout the expected life of the financial liability, or (when appropriate) a shorter period, at the amortized cost of a financial liability.
Borrowings are classified as current or noncurrent according to the period for settling obligations according to contractual agreements. Borrowings are current when they are settled within 12 months after the reporting period.
2.4.6.2.5 Derecognition of financial liabilities
The Company derecognizes financial liabilities when obligations are discharged, cancelled or expired. The difference between the carrying amount of such financial liability and the consideration paid is recognized in the statements of profit or loss and other comprehensive income.
When an existing financial liability is replaced by another one in terms that are substantially different from the original term or the terms of an existing liability change substantially, it results in the derecognition of the original liability and recognition of a new liability. The difference in the related accounting values is recognized in the statements of profit or loss and other comprehensive income.
2.4.7 Recognition of revenue from contracts with customers and other income
2.4.7.1 Revenue from contracts with customers
Revenue from contracts with customers related to the sale of crude oil, natural gas and Liquefied Petroleum Gas (“LPG”) is recognized when control of the assets is transferred to the customer upon delivery of inventory. It is recognized for an amount of consideration to which the Company expects to be entitled in exchange for these assets. The normal credit term is 15 days for crude oil sales and 50 days for natural gas and LPG sales. The Company has reached the conclusion that it acts as principal in its revenue agreements because it regularly controls assets before transferring them to the customer.
Revenue from the production of crude oil and natural gas in joint arrangements in which the Company participates is recognized when sales are made to customers and production costs are accrued or deferred to reflect the differences between volumes taken and sold to customers, and the resulting contractual interest from such arrangement.
Based on the revenue analysis conducted by Company Management, Note 5.1 was broken down by (i) product type and (ii) distribution channels. All Company revenue is recognized at a point in time.
2.4.7.2 Contract balances
Contract assets
A contract asset is defined as the right to obtain a consideration in exchange for the goods or services transferred to the customer. Should goods or services be transferred before receiving the agreed-upon payment or consideration, a contract asset is recognized for the consideration received. The Company has no contract assets as of December 31, 2021 and 2020.
Trade and other receivables
A receivable represents the Company’s right to receive a consideration that is unconditional; that is to say, it only requires the passage of time before the payment of consideration falls due.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Contract liabilities
A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration. If the customer pays consideration before the Company transfers the goods or services, it recognizes a contract liability. When the Company fulfills its obligations according to the agreement, liabilities are recognized as revenue. The Company has no contract liabilities as of December 31, 2021, 2020, and 2019.
Other operating income
Other operating income is mainly related to the provision of services to third parties that are not directly related to the main activity. The Company recognizes revenue over time using an input method to measure progress toward service completion because the customer simultaneously receives and consumes the benefits provided by the Company.
2.4.8 Inventories
Inventories are made up of crude oil, materials and spare parts.
They are measured at the lower of cost and net realizable value. The cost of inventories includes production expenses and other costs incurred in bringing the inventories to their present location and condition. The cost of materials and spare parts is determined using the weighted average cost method.
The net realizable value is the estimated selling price in the ordinary course of business less the estimated direct costs necessary to make the sale.
The recoverable amount of these assets is assessed at each reporting date, and the resulting loss is recognized in the consolidated statements of profit or loss and other comprehensive income when inventories are overstated.
Materials and spare parts and permanent maintenance equipment that the Company expects to use for more than one period and those that can only be used in relation to a property, plant and equipment item are included in “Property, plant and equipment”.
2.4.9 Cash and cash equivalents
For the presentation of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, demand deposits in financial institutions and other short-term highly liquid investments originally maturing in three or less months, readily convertible into known cash amounts and subject to insignificant risk of changes in value.
Overdrafts in checking accounts, if any, are disclosed within current borrowings in the consolidated statement of financial position. They are not disclosed in the consolidated statement of cash flows as they do not comprise the Company’s cash and cash equivalents.
2.4.10 Equity
Changes in equity were accounted for according to Company decisions and legal or regulatory standards.
a. Capital stock
Capital stock represents capital made up of shareholder contributions. It is represented by outstanding shares at nominal value. Ordinary shares are classified as equity.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

b. Statutory reserve
Under Mexican Business Associations Law, the Company is required to allocate 5% of net profit for the year to increase the statutory reserve until it is equal to 20%
of capital based on the Company’s individual financial statements. As of December 31, 2021, and 2020, the Company has not booked this reserve.
c. Accumulated results
Accumulated profits or losses comprise retained earnings (accumulated losses) with no specific allocation. They may be distributed as dividends by Company decision, provided that they are not subject to legal restrictions.
Retained earnings (accumulated losses) comprise prior-year profit that was not distributed, or losses, the amounts transferred from other comprehensive income and prior-year adjustments.
Similarly, for capital reduction purposes, these distributions will be subject to income tax assessment according to the applicable rate, except for remeasured contributed capital stock or distributions from the net taxable profit account (“CUFIN, by Spanish acronym).
d. Other comprehensive income
Other comprehensive income comprises actuarial gains and losses for defined benefit plans and the related tax effect.
e. Dividend distribution
Dividend distribution to Company shareholders is recognized as a liability in the financial statements upon approval of the distribution by the Shareholders’ Meeting. Dividends are distributed based on the Company’s individual financial statements.
The Company can pay dividends after compliance with the restrictions included in the credit agreement as mentioned in Note 18.1.
2.4.11 Employee benefits
2.4.11.1 Short-term obligations
Salaries and payroll tax expected to be settled within 12 months after period-end
are recognized for the amounts expected to be paid upon settlement and are disclosed in “Salaries and payroll taxes” current in the consolidated statement of financial position.
Costs related to compensated absences, such as vacation, are recognized as they are accrued.
In Mexico, the employees’ share in profit (“PTU, by Spanish acronym”) is paid to qualifying employees; PTU is calculated using the income tax base, except for the following:

(i)	The employees’ share in Company profit paid during the year or prior-year tax losses pending application.

(ii)	Payments that are also exempt for employees.
2.4.11.2 Defined benefit plans
The Company operates a defined benefit plan described in Note 23. Defined benefit plans are related to a series of pension benefits that an employee will receive at retirement, depending on one or more factors, such as age, years of service and compensation. According to the conditions established in each plan, the benefit may consist of a single payment or payments supplementary to pension system payments.
The cost of defined benefit plans is recognized periodically according to the contributions made by the Company.
Labor cost liabilities are accumulated in the periods in which employees render the services that give rise to the consideration.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The defined benefit obligation liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation, net of the fair value of plan assets. The defined benefit obligation is calculated at least as of every year-end
by independent actuaries through the projected unit credit method. The present value of the defined benefit obligation is assessed discounting estimated future cash outflows using future actuarial assumptions on the demographic and financial variables that affect the assessment of such amounts.
Actuarial profit and losses derived from changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise, and the costs of past services are recognized immediately in the consolidated statements of profit or loss and other comprehensive income.
2.4.12 Borrowing
s
costs
General or specific borrowings costs directly attributable to the acquisition, construction or production of assets that necessarily require a substantial period of time to be ready for their intended use or sale are added to the cost of these assets until they are ready for their intended use or sale.
Income earned on the temporary investment of specific borrowings is deducted from borrowings costs eligible for capitalization. Other borrowings costs are accounted for in the period in which they are incurred.
For the years ended December 31, 2021, 2020, and 2019, the Company has not capitalized borrowings costs because it had no qualifying assets, except for interest on lease liabilities disclosed in Note 15.
2.4.13 Provisions and contingent liabilities
The Company recognizes provisions when the following conditions are met: (i) it has a present or future obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate can be made. No provisions for operating future losses are recognized.
In the case of provisions in which the time value of money is significant, as is the case of well plugging and abandonment and environmental remediation, these provisions are determined as the present value of the expected cash outflow for settling the obligation. Provisions are discounted at a pre-tax
discount rate that reflects current market conditions as of the date of the statement of financial position and, as the case may be, the risks specific to the liability. When the discount is applied, the increase in the provision due to the passage of time is recognized as a financial cost.
2.4.13.1 Provision for contingencies
Provisions are measured at the present value of the disbursements expected to be made to settle the present obligation, considering the best information available upon preparing the financial statements, based on the premises and methods considered appropriate, and based on the opinion of the Company’s legal counsel. Estimates are regularly reviewed and adjusted as additional information is made available to the Company. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the specific risk related to each liability.
When the Company expects that the provision will be reimbursed in part or in full and is certain of its occurrence, like under an insurance agreement, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.
Contingent liabilities are: (i) potential obligations from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of uncertain future events not wholly within the entity’s control; or (ii) present obligations from past events that will not likely require an outflow of resources for its settlement, or which amount cannot be estimated reliably.
The Company outlines the nature of material contingent liabilities in the notes to the consolidated financial statements (see Note 22.3).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Contingent liabilities which probability is remote are not disclosed unless they involve warranties, in which case the nature of the warranty is disclosed.
Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party in part or in full, the receivable is recognized as an asset if it is virtually certain that the reimbursement will be received and if the receivable can be measured reliably.
2.4.13.2 Well plugging and abandonment provision
The Company recognizes a provision for well pugging and abandonment when there is a legal or constructive obligation as a result of past events, it is probable that a cash flow will be required to settle the obligation, and the amount to be disbursed can be reliably estimated.
In general, the obligation arises when the asset is installed, or the plot of land or environment at the site is altered.
When the liability is initially recognized, the present value of estimated costs is capitalized, increasing the carrying amount of the assets related to the oil and gas extraction insofar as they were incurred for the development or construction of the well.
The other provisions from an enhanced development or construction of the oil and gas extraction properties increase the cost of the related asset when the liability arises.
The changes in the estimated time or cost of well plugging and abandonment are afforded a prospective treatment by booking an adjustment to the related provision and asset.
If the change in the estimate results in an increased well plugging and abandonment liability and, consequently, a greater carrying amount of the asset, the Company conducts a comprehensive analysis of whether there is an indication of impairment of the asset and implements impairment tests. In the case of mature wells, if the estimated revised value of the assets related to oil and gas extraction, net of well plugging and abandonment provisions, exceeds the recoverable amount, this portion of the increase is directly expensed.
Over time, the discounted liability increases with the change in the present value based on the discount rate that reflects the current market assessments and specific liability risks. The regular reversal of discount is recognized in the consolidated statements of profit or loss and other comprehensive income as a financial cost.
2.4.13.3 Provision for environmental remediation
The provision for environmental remediation is recognized when it is likely that a soil remediation be conducted, and costs may be estimated reliably. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.
The amount recognized is the best estimate of the expenditure required to settle the obligation. If the time value of money is material, the recognized value is the present value of the estimated future expense. The effect of such estimate is recognized in the consolidated statements of profit or loss and other comprehensive income.
2.4.14 Income tax and minimum presumed income tax
2.4.14.1 Current and deferred income tax
Tax expenses for the period include current and deferred income tax. Income tax is recognized in the consolidated statements of profit or loss and other comprehensive income except if it is related to items recognized in other comprehensive income or directly in equity.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Current income tax is calculated based on tax laws enacted at period end. The Company regularly assesses the positions adopted in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It also recognizes provisions based on the amounts it expects to pay to tax authorities. When tax treatments are uncertain and it is probable that a tax authority will accept the tax treatment adopted by the Company, income tax is recognized according to the tax laws. If it is not considered likely, the uncertainty is shown using the most likely amount method or the expected value method depending on the method that best predicts the resolution to the uncertainty.
Deferred income tax is recognized using the liability method over temporary differences between the tax bases of assets and liabilities and the carrying amounts in the financial statements. Deferred tax liabilities are recognized for all taxable temporary differences unless they arise from recognition of goodwill.
Deferred income tax assets are recognized only insofar as it is probable that future taxable profit will be available and may be used against temporary differences. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.
These deferred tax assets and liabilities are not recognized if the temporary difference arises on initial recognition (other than that of a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit.
Deferred income tax applies to temporary differences of interests in subsidiaries and associates, except for deferred income tax liabilities in which the Company controls the timing of the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. The deferred tax assets that arise from these deductible temporary differences related to such investments and interests are only recognized when it is probable that sufficient taxable profit will be available against which the temporary differences will be used and are expected to reverse in the foreseeable future.
Deferred income tax assets and liabilities are only offset when there is a legally enforceable right and they are related to income tax levied by the same tax authority in the same taxable entity or another one provided that there is the intention to settle the balances on a net basis.
Current and deferred tax assets and liabilities were not discounted and are stated at nominal values.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period in which the liability is settled or the asset realized based on tax rates (and tax laws) enacted as of period-end.
The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the way in which the Company expects to recover or settle the carrying amount of its assets and liabilities.
Income tax rates effective in Mexico and Argentina stand at 35% and 30%, respectively, as of December 31, 2021. Both rates amounted to 30% as of December 31, 2020, and 2019 (see Note 33).
2.4.14.2 Minimum presumed income tax
The Company’s subsidiaries in Argentina calculated minimum presumed income tax applying the 1% rate over computable assets as of every period-end
until the year ended December 31, 2018.
This tax supplemented income tax in Argentina and was levied only if it exceeded income tax.
However, should minimum presumed income tax exceed the income tax amount payable in a tax year, such surplus could be computed as payment on account of future income tax payments for the ten subsequent tax years.
On July 22, 2016, Law No. 27,260 was published to eliminate minimum presumed income tax for the years beginning January 1, 2019.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

As of December 31, 2020, the Company booked a minimum presumed income tax asset included in “Trade and other receivables” for
1,034
(see Note 17). As of December 31, 2021, it was charged against income tax liabilities (see Note 16).
2.4.15 Share-based payments
Company employees (including senior executives) receive shared-based compensation; employees render services as consideration for equity instruments (equity-settled transactions).
Equity-settled transactions
The cost of equity-settled transactions is determined by the fair value at vesting date using a proper valuation method (see Note 34).
This cost is recognized as an employee benefit expense along with the related capital increase (“share-based payments”) during the period in which the service is rendered and, as the case may be, performance conditions are met (the vesting period). Cumulative expenses recognized for equity-settled transactions at each reporting date until vesting date show the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be vested. Expense or credit in the consolidated statements of profit or loss and other comprehensive income represents the movement in cumulative expenses recognized at the beginning and end of such period.

Service and performance conditions other than market conditions are disregarded upon determining grant-date fair value, but the likelihood that conditions are met is assessed as part of the Company’s best estimate of the number of equity instruments to be vested. Market-based performance conditions are reflected in the grant-date fair value. Any other condition related to an award but without a related service requirement will be considered a nonvesting condition. Nonvesting conditions are reflected in the fair value of an award and lead to an immediate expense unless there are also service or performance conditions.
No expenses are recognized for awards that are ultimately not vested because nonmarket service or performance conditions have not been met. When awards include a market or nonvesting condition, transactions are treated as vested irrespective of whether the market or nonvesting condition is met, provided that the remaining service or performance conditions are fulfilled.
When the terms of an equity-settled award are modified, the minimum expense recognized is the grant-date fair value of the unmodified award provided that the original vesting terms are met. An additional expense measured at modification date is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee. When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is accounted for immediately through profit or loss.
The dilutive effect of outstanding options is reflected as a dilution of additional shares in the computation of diluted earnings / losses per share (further details are given in Note 12).
On March 22, 2018, the Company approved a Long-Term Incentive Plan (“LTIP”) consisting of a plan so that the Company and its subsidiaries may attract and retain talented persons such as officers, directors, employees and consultants. The LTIP includes the following mechanisms for rewarding and retaining key personal: (i) stock option plan; (ii) restricted stock units and; (iii) performance restricted stock, thus accounted under IFRS 2 Share-Based Payment as detailed above (see Note 34).
a) Stock option plan (“SOP”) (equity-settled)
The stock option plan gives the participant the right to buy a number of shares over certain term. The cost of the equity-settled stock option plan is measured at grant date considering the terms and conditions for granting stock options. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Share-based payments” during the required service period.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

b) Restricted stock (“RS”) (equity-settled)
Certain Company key employees receive additional benefits for free or at a minimum value once the conditions are met through a stock option plan denominated in restricted stock, which has been classified as an equity-settled share-based payment. The cost of the equity-settled stock option plan is measured at grant date considering the terms and conditions for granting stock options. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Share-based payments” during the required service period.
c) Performance restricted stock (equity-settled)
The Company grants performance restricted stock (“PRS”) to key employees, which entitle them to receive PRSs after having reached certain performance targets over a service period. PRSs are classified as equity-settled share-based payments. The cost of the equity-settled stock option plan is measured at grant date considering the terms and conditions for granting stock options. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Salaries and payroll taxes” during the required service period. The Company has granted no PRS as of December 31, 2021, 2020, and 2019.
2.4.16 Investments in associates
An associate is an entity over which the Company has significant influence, being the power to participate in the financial and operating policy decisions of the associate but not joint control over it. The considerations regarding control and significant influence are similar to those made by the Company in relation to its subsidiaries.
Associates are the investments in which an investor has significant influence but not control.
Investments are initially recognized at acquisition cost and then using the equity method whereby interests are recognized in profit or loss and in equity. The equity method is used as from the date when the significant influence over the associates is exercised.
The associates’ financial statements used to apply the equity method were prepared using the same accounting period as of December 31, 2021, and the same accounting policies employed in preparing these consolidated financial statements.
The Company’s interests in the associates’ net profits or losses, after acquisition, are recognized in the statements of profit or loss and other comprehensive income.
As of December 31, 2021, the Company valued these investments at equity method without recognition of the equity method because they did not have significant movements.
2.4.17 Going concern
The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to meet expected financing, operating and investing requirements. Sensitivity tests are conducted to disclose the latest expense expectations, oil and gas prices and other factors so that the Group may manage risk.
Considering the macroeconomic context, the result of operations and the Group’s cash position as of December 31, 2021, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these consolidated financial statements were prepared on a going concern basis.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

2.5 Regulatory framework
2.5.1 General
2.5.1.1
COVID-19
pandemic
In 2020 and 2021 several measures were implemented to contain the health emergency caused by
COVID-19
moving from mandatory lockdown to mandatory social distancing. This period may continue to be extended as long as is necessary, to mitigate the epidemiological situation.
A- Argentina
2.5.2 Regulatory framework for the oil and gas activity
In Argentina, oil and gas exploration, exploitation, transport and trade is governed by Law No. 17,319, amended by Law No. 27,007.
Below are the main changes introduced by Law No. 27.007:
(i) It sets the terms for exploration permits and operating and transport concessions, distinguishing between conventional and unconventional concessions, and the continental platform and territorial marine reserves.
(ii) The 12% payable as royalties to the grantor by operating concessionaires on the extraction of liquid hydrocarbon byproducts in wellheads and natural gas production will continue to be in place. In case of an extension, additional royalties will be paid up to 3% on royalties applicable upon the first extension up to a maximum 18% for the following extensions.
(iii) It prevents the Argentine government and provinces from reserving new areas in the future in favor of public or mixed companies or entities, regardless of their legal type. Therefore, the agreements entered into by provincial companies for the exploration and development of reserved areas before the amendment are safeguarded.
However, the Province of Neuquén has its own Hydrocarbon Law No. 2,453. Hence, the Company’s assets in the Province of Neuquén are governed by such law, whereas the remainder assets located in the Provinces of Río Negro and Salta follow Law No. 17,319, as amended.
2.5.3 Gas market
Over the past few years, the Argentine government designed different programs to encourage and boost gas injection in the domestic market.
2.5.3.1 Program to promote the injection of natural gas surplus for reduced injection companies (“RI program”)
The RI program was introduced by the Secretariat of Energy (“SE”) in agreement with Resolution No. 60/13 of 2013. This program created price incentives to encourage producing companies’ adherence aimed at boosting natural gas production in Argentina, and LPG import fines in case of volume noncompliance. This resolution, amended by Resolutions No. 22/14 and No. 139/14, set forth a selling price ranging between 4 US/MMBTU and 7.5 US/MMBTU according to the production possibility curve. The RI program was effective until December 2017.
On July 1, 2019, through Resolution No. 358/19, the SE advised the Company of the plan for settling the RI program-related receivable. According to such resolution, the Company’s receivable as of that date would be settled with government bonds (“natural gas program bonds”) denominated in US dollars to be amortized within a maximum term of 30 (thirty) instalments.
From the total bonds received by the Company, 4,140 program bonds were amortized during the year ended December 31, 2021.
The Company carries no receivables from RI Program as of December 31, 2021, whereas plan receivables amount to 4,012 at present value (nominal value of 4,140
)
as of December 2020 (see Note 17).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

2.5.3.2 Argentine promotion plan to stimulate natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)
On November 13, 2020, through Presidential Decree No. 892/2020, the Argentine Executive approved Gas IV Plan, whereby it declared that the promotion of natural gas production is both a matter of public interest and a priority.
Through Resolution No.
317/2020
of the SE, it invited natural gas producing companies to tender to be awarded
70
 billion cubic meters (“bcm”)/day natural gas volume base per year, and an additional volume for each winter period.
On December 15, 2020, through Resolution No. 391/2020, the SE awarded volumes and prices, for which the Company entered into agreements with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”), Integración Energética Argentina S.A. (“IEASA”) and other distribution licensees or sub distributors to supply natural gas for electric power generation and residential consumption, respectively.
The Company, through its subsidiary Vista Argentina, was awarded a base volume of 0.86 bcm/day, at an average price of 3.29 US/MMBTU p.a. for a four-year period as from January 1, 2021.
As of December 31, 2021, the Company received a net amount of 3,660 and the receivables related to such plan stand at 1,729 (see Note 17).
Moreover, the Company was also awarded 0.15 bcm/day for exports between January and April 2022 as the SE authorized 5 bcm/day of exports additional to the permits issued pursuant to SE Resolution No. 360/21.
2.5.4 Oil market
2.5.4.1 Decree No. 488/2020
On May 19, the Argentine Executive published Presidential Decree No. 488/2020, whereby it established, among others, a benchmark price for invoicing and collecting crude oil deliveries in the Argentine market at 45 US/bbl (“benchmark price”) from May 19, through December 31, 2020 (the “effective term.”)
This benchmark price established in section
1
of the aforementioned decree would be effective as long as the price for ICE Brent
1
st
Line does not exceed
45
US/bbl during
10
(ten) consecutive days. This section is not effective as of December
31
,
2020
, since the price for ICE Brent
1
st
line exceeded
45
US/bbl during
10
(ten) consecutive days in
August 2020
.

Furthermore, during the effective term, the Company was required to: (i) maintain activity or production levels recorded in 2019; (ii) maintain agreements with contractors and suppliers; and (iii) maintain headcount effective as of December 31, 2019.
During the term of the Decree, royalties must be calculated using the Reference Price.
2.5.4.2 Need and Urgency Decree No. 566/2019
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

(iii) that during the Term, the refining companies and the wholesale and retail retailers of the country must cover, at the prices established in Decree
566/2019
, the total national demand for liquid fuels in the Argentine Republic, in accordance with the volumes that are required from the usual practices of the Argentine market, providing on a regular and continuous basis to each and every one of the areas that make up the territory of the Argentine Republic; and
(iv) the hydrocarbon producing companies of the Argentine Republic, must cover the total demand for crude oil that is required by argentine market refining companies, providing on a regular and continuous basis to all refineries located in the territory of the Argentine Republic.
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
2.5.4.3 Decree No. 601/19
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

2.5.4.4 Resolution 557/2019
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
2.5.5 Royalties and other canons fees
For the years ended December 31, 2021, 2020, and 2019, royalties apply to total production of conventional and unconventional concessions and are calculated applying 12% to the selling price after discounting certain expenses to convert the cubic meter value of crude oil, natural gas and liquefied gas to wellhead prices. Royalties are included in the consolidated statements of profit or loss and other comprehensive income under “Cost of sales.”

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The extensions mentioned in Note 30.3 also include an extraordinary production fee equal to
3
% in the conventional areas of Entre Lomas Bajada del Palo, Jagüel de los Machos and 25 de Mayo-Medanito S.E., and
6.5
% in Agua Amarga.
B- Mexico
2.5.6 Exploration and production activities
In 2013, Mexico introduced several amendments to Mexico’s Constitution that led to opening oil, natural gas and energy to private investments.
As part of the energy reform, Petróleos Mexicanos (“PEMEX” by Spanish acronym) transformed from a decentralized public entity into a productive state-owned enterprise. In August of 2014, the Mexican Congress approved secondary legislation to introduce reforms that empower the Mexican government to award agreements to private-sector entities in the exploration and production sector through public tenders. These amendments also allow private-sector entities to obtain permits for hydrocarbon processing, refinery, trade, transport, storage, import and export, including processing, compression, liquefaction, regassification, transport, distribution, trade and retail of natural gas; transport, storage, distribution, trade and retail of oil byproducts, including LPG; and transport (through pipes) and related storage of petrochemical products, including ethane.
Legislation enacted in 2014 includes Mexico’s Hydrocarbon Law (“Hydrocarbon Law”) that preserves state property over subsoil hydrocarbons but allows private companies to assume responsibility for hydrocarbons once extracted. Mexico’s Hydrocarbon Law empowers private-sector entities to request the granting of a permit from Mexico’s Energy Regulatory Commission (“CRE” by Spanish acronym) to store, transport, distribute, trade and sell hydrocarbons, and own and operate pipes and liquefaction, regassification, compression and compressions stations or terminals and related equipment pursuant to technical and other regulations. In addition, private-sector entities can import or export hydrocarbons subject to a permit issued by Mexico’s Ministry of Energy (the “SENER” by Spanish acronym)
The permits granted before Hydrocarbon Law was enacted, including the general terms and conditions, will remain effective during its original period, and permit holders’ rights will not be affected by the new laws and regulations. However, new permits are required, such as trading permits granted by the CRE and import and export permits granted by the SENER.
2.5.7 Authorized governmental agency
The SENER is in charge of drafting Mexico’s exploration and production policy, including the assessment of the areas to be made available through public tenders. It decides the bidding program and contract samples to be used. It also approves the nontax terms of the agreement, while the Ministry of Finance (Secretariat of Finance and Public Credit or the “SHCP” by Spanish acronym) approves the tax terms. The SHCP also participates in the audits.
The National Hydrocarbon Commission (the “CNH” by Spanish acronym) conducts rounds of bid granting agreements to oil companies and business consortia. It interacts with PEMEX and private companies and manage all exploration and production (“E&P”) agreements. The agreements for the transport, storage, distribution, compression, liquefaction, decompression, regassification, trade and sale of crude oil, oil byproducts and natural gas are granted by the CRE.
2.5.8 Market regulations
In 2017, according to 2017 Federal Revenue Law, the Mexican government gradually lifted controls of gasoline and diesel prices as part of Mexico’s fuel price deregulation. As of the date of issuance of these financial statements, gasoline and diesel selling prices are fully deregulated and determined by the market.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

2.5.9 Federal Environmental Law
Mexico’s Federal Environmental Liability Law, enacted on July 7, 2013, regulates environmental liability from environmental damage, including reparation and compensation. This liability systems is independent of administrative, civil or criminal liability systems.
2.5.10 Royalties and other canons
The consideration payable to the Mexican government will be made up of:
a. Contractual installment for exploration phase
It applies to the areas that do not have a development plan approved by the CNH and it is calculated monthly using the instalment established for each square kilometer comprising the areas covered by the contract.
b. Royalties
Royalties apply to the concessions’ total output and are calculated by applying the contractual percentage to the selling price. The contractual percentage may range between 40% or 45%, which will be adjusted as established in the contract. There is also a variable royalty, which will be applied to each type of hydrocarbon by applying the related rate to the selling price. Royalties are included in the consolidated statements of profit or loss and other comprehensive income under “Cost of sales”.
Note 3. Critical judgements estimates and assumptions
Preparing the consolidated financial statements requires that Management make future judgments and estimates, apply significant accounting judgments and make assumptions that affect the application of accounting policies and the figures for assets and liabilities, revenue and expenses.
The estimates and judgments used in preparing the consolidated financial statements are constantly evaluated and are based on the historical experience and other factors considered to be fair in accordance with current circumstances. Future profit (loss) may differ from the estimates and evaluations made as of the date of preparation of these consolidated financial statements.
3.1 Significant judgements in the application of accounting policies
Below are the significant judgments other than those involving estimates (see Note 3.2) that Management made in applying the Company’s accounting policies and that have a material impact on the figures recognized in the consolidated financial statements.
3.1.1 Contingencies
The Company is subject to several claims, trials and other legal proceedings that arose during the ordinary course of business. The Company’s liabilities with respect to such claims, trials and other legal proceedings cannot be estimated with an absolute certainty. Therefore, the Company periodically reviews each contingency status and assesses the potential financial liability, employing the criteria mentioned in Note 22.3; hence, Management makes estimates mainly with the legal counsel’s assistance based on information available as of the date of the consolidated financial statements and the litigation, resolution or settlement strategies.
Contingencies include pending lawsuits or claims for potential damage or third-party claims in the Company’s ordinary course of business and third-party claims from disputes related to the interpretation of applicable legislation.
The Company assesses whether there are additional expenses directly related to the resolution of each contingency, in which case they are included in the related provision, provided that they can be reasonably estimated.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

3.1.2 Environmental remediation
The costs incurred in limiting, neutralizing or preventing environmental pollution are capitalized only if at least one of the following conditions is met: (i) these costs are related to security improvements; (ii) environmental pollution risk is prevented or limited; or (iii) the costs incurred in preparing assets for sale and the carrying amount (which considers these costs) of these assets does not exceed the related recovery value.
The liabilities related to future remediation costs are booked when, based on environmental assessments, the likelihood of occurrence of these liabilities is high and costs may be reasonably estimated. The actual recognition and amount of these provisions is generally based on the commitments acquired by the Company to realize them, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that the future remediation commitment will be required.
The Company measures liabilities based on the best estimate of the present value of future costs using the technology currently available and by applying current environmental laws and regulations and the Company’s existing environmental policies.
3.1.3 Business combinations
The acquisition method implies the measurement at fair value of identifiable assets acquired and liabilities assumed in a business combination at acquisition date.
The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create an output. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with necessary skills, knowledge or experience to perform that processes or else it significantly contributes to the ability to produce outputs and is considered unique or scarce or cannot be replaced without significant cost, effort or delay in the ability to continue producing outputs. In cases where an oil and gas property acquisition transaction does not compliance the above conditions, the Company considers that it must be recognized as an asset acquisition.
When the Company determines that it has acquired a business, to determine the fair value of identifiable assets, the Company uses the valuation approach that is most representative for each asset. These methods are the (i) income approach through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method; (ii) cost approach (replacement value of the asset adjusted by loss due to physical impairment, functional and economic obsolescence); and (iii) market approach through a comparable transaction method.
Also, to determine the fair value of liabilities assumed, the Company considers the likelihood of cash outflows that will be required for each contingency and calculates the estimates with the legal counsel’s assistance based on available information and the litigation and resolution/settlement strategy.
Management significant judgment is required to choose the approach to be used and estimate future cash flows. Actual cash flows and values may differ significantly from expected future cash flows and the related values obtained through the aforementioned valuation techniques.
3.1.4 Joint arrangements
The Company assesses whether it has joint control on an arrangement, which requires assessing relevant activities and decisions about these relevant activities that require unanimous consent. The Company determined that the relevant activities for joint arrangements are those related to operating decisions concerning capital, including the approval of the annual work program on capital and operating expenses; the budget for the joint arrangement; and the approval of service suppliers chosen for any major capital expenditure as required by joint operating agreements. The considerations made to assess joint control are the same as those needed to determine control on investments as established in Note 2.3.1.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Judgment is also required to classify a joint arrangement. The classification of agreements requires that the Company assess its rights and obligations under the agreement. The Company specifically considers:

•	The structure of the joint arrangement, whether it is structured through a separate vehicle;

•
When it is structured through a separate vehicle, the Company also considers the rights and obligations from: (i) the legal form of the separate vehicle; (ii) the terms of the contractual agreement; and (iii) the events and circumstances, as the case may be.

This assessment frequently requires significant judgment. An erroneous conclusion on whether an arrangement involves joint control, joint operation or investment in a joint business may materially affect accountability, as established in Note 2.3.3.
3.1.5 Functional currency
The functional currency of the Company and its subsidiaries is the currency of the primary economic context in which each entity operates. The functional currency of all Company subsidiaries is the US dollar. To determine the functional currency, the Company makes judgments to identify the primary economic context. It reconsiders the functional currency in case of a change in the events and conditions that may determine the primary economic context.
3.2 Key sources of uncertainty in estimates
Below are the main estimates that entail significant risk and may generate adjustments in the Company’s assets and liabilities next year:
3.2.1 Impairment of goodwill
Goodwill is reviewed annually for impairment or more frequently if there are events or changes in circumstances showing that the recoverable amount of the CGU related to goodwill should be analyzed. Whether goodwill is impaired is assessed by considering the recoverable amount of the CGUs to which it is allocated. Impairment is recognized when the recoverable amount of the CGU is lower than its carrying amount (including goodwill).
The Company has goodwill for 28,416 and 28,484 in the consolidated statement of financial position as of December 31, 2021, and 2020 (see note 14) related to the initial business combination.
The assessment of whether goodwill of a CGU or group of CGUs is impaired involves Management estimates on highly uncertain matters, including the assessment of the appropriate group of CGUs for goodwill impairment testing. The Company supervises goodwill for internal management purposes based on its only business segment.
Upon testing goodwill for impairment, the Company uses the approach described in Note 3.2.2.
No goodwill impairment losses were recognized as of December 31, 2021, and 2020.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

3.2.2 Impairment of nonfinancial assets other than goodwill
Nonfinancial assets, including identifiable intangible assets, are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generated Units (“CGUs”). To such end, oil and gas properties in Argentina were grouped into 4 (four) CGUs: (i) operated concessions of conventional oil and gas exploration and production; (ii) operated concessions of unconventional oil and gas exploration and production;
(iii) non-operating
concessions of conventional oil and gas exploration and production; and
(iv) non-operating
concessions of unconventional oil and gas exploration and production. As of December 31, 2020, the Company also identified 2 (two) CGUs in Mexico:
(i) non-operating
concessions of conventional oil and gas exploration and production; and (ii) operated concessions of conventional oil and gas exploration and production. Moreover, as of December 31, 2021, and after the transfer of assets the Company has just one CGU in Mexico: (i) operated concessions of conventional oil and gas exploration and production (see Note 1.4).
To assess whether there is evidence that a CGU may be impaired, external and internal sources of information are analyzed, provided that the events or changes in circumstances show that the book value of an asset or CGU may not be recovered. Some examples of these events are changes in the Group’s business plans and assumptions on raw material prices and types of discounts, physical damage testing, or, in the case of oil and gas assets, significant downward revisions of estimated reserves or increases in estimated future development expenses or dismantling costs, the behavior of crude oil international prices and demand, the cost of raw materials, the regulatory framework, expected capital investments and changes in demand. Should there be an indication of impairment, the Company estimates the recoverable amount of the asset or CGU.
The recoverable amount of a CGU is the highest of (i) its fair value less selling price or costs of disposal through another way, and (ii) its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is deemed impaired, and it is reduced to its recoverable amount. Due to the nature of the Company’s activities, the information on the fair value less selling price of an asset or CGU is usually difficult to obtain unless negotiations are underway with potential buyers or similar transactions. Consequently, unless otherwise stated, the recoverable amount used in impairment testing is the value in use.
The value in use of each CGU is estimated using the present value of future net cash flows. Each GGU’s business plans, which are approved annually by the Company, are the main sources of information to determine the value in use.
As the initial step in drafting these plans, the Company establishes different assumptions on market conditions, such as oil and natural gas prices. Moreover, as of December 31,2021, and 2020, these assumptions consider existing prices, the balance between global supply and demand of oil and natural gas, other macroeconomic factors and the historical trends and variability. Upon assessing the value in use, estimated future cash flows are adjusted to consider the specific risks of the group of assets and are discounted at present value using a discount rate after taxes that reflects the current market assessments of the time value of money.
The Company assesses whether there is an indication that previously recognized impairment losses have reversed or decreased as of each reporting date. Should there be such an indication, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if here has been a change in the estimates used in determining the recoverable amount of the asset since the last impairment loss was recognized. After a reversal, the depreciation charge is adjusted in future years to distribute the revised carrying amount of the asset less any residual value consistently throughout the remainder useful life.
The assessment of whether an asset or CGU is impaired and to which extent involves Company estimates on highly uncertain issues such as the effects of inflation and deflation on exploitation expenses, discount rates, production profiles, reserves and resources and commodity future prices, including the prospects for crude oil and natural gas supply and demand in international or regional markets. It requires that assumptions be made when assessing the proper grouping of items of property, plant and equipment in a CGU. Actual cash flows and values may differ significantly from expected future cash flows and related amounts obtained using discount techniques, which could create major changes in the accounting values of the Group’s assets.
Based on such analysis, the Company booked for the year ended December 31, 2020, an impairment of 14,044 related to the CGU for conventional oil and gas operating concessions in Mexico and 394 related to the CGU for non-operating conventional oil concessions and gas in Argentina.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The Company identified no indications of impairment as of December 31, 2021. In addition, for the year ended December 31, 2021, it recognized a reversal in impairment for 14,044 related to the CGU of operated concessions of conventional oil and gas exploration and production in Mexico, mainly related to the recovery of crude oil prices and the rise in proved reserves.
Main assumptions used
The Company’s calculation of the value in use related to the aforementioned CGUs is more sensitive to the following assumptions:

	As of December 31, 2021		As of December 31, 2020
	Argentina	Mexico	Argentina	Mexico
Discount rates (after taxes)	16.6%	6.1%	12.5%	6.3%
Discount rates (before taxes)	19.0%	10.0%	15.8%	8.4%
Prices of crude oil, LPG and natural gas
Crude oil (US/bbl) (1)
2021	—	—	48.0	48.0
2022	73.0	65.8	53.5	53.5
2023	70.1	63.0	52.0	52.0
2024	70.5	63.5	52.9	52.9
2025	65.9	58.9	51.9	51.9
As from 2026	64.6	58.9	51.9	51.9
Natural gas-local prices (US/MMBTU) 2021	—	—	2.3	2.3
2022	3.3	3.0	3.5	2.0
As from 2023	3.3	3.0	3.5	2.0
LPG-local prices (US/tn.)
As from	300	—	350	—

(1)	The prices correspond to Brent and Maya, for Argentina and Mexico, respectively.

•
Discount rates:
Discount rates represent the present market value of the Company’s specific risks considering the time value of money and the individual risks of the underlying assets that have not been considered in cash flow estimates. The discount rate is calculated based on the Company’s specific circumstances and is derived from the weighted average cost of capital (“WACC”) with the proper adjustments to reflect risks and determine the rate after taxes. The income tax rate used is the tax rate effective in Argentina standing at 35% as from 2021 (see Note 33.1). The WACC considers the cost of debt and cost of capital. In calculating the WACC, the Company considered public market data of certain companies deemed comparable (“comparable companies”) based on the industry, region and main activity.

•	Prices of crude oil, natural gas and LPG: Expected commodity prices are based on Management estimates and available market data.
The Company considered discounts for crude oil prices based on the quality of the crude oil produced in each CGU. The changes in Brent and Maya prices were estimated using the average forecasts prepared by analysts from different banks for Brent and Maya price, respectively.
To forecast the local price of natural gas at 9,300 kcal/m
3
(“gas price”), as it is not aligned with international gas pricing and it is influenced by the level of supply and demand in Argentina, Management used the average price received from gas sales in each CGU. Gas prices are adjusted linearly by the calorific value of gas produced in each CGU.
The Company’s long-term assumption for oil prices is similar to the recent market price that reflects the judgment that recent prices are consistent with the fact that the market can produce enough oil to meet global demand sustainably in the long term.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

•
Production and reserve volumes
: In conventional CGUs, the future production level estimated in all impairment tests is based on proved and probable reserves, and contingent resources are also added in the case of unconventional CGUs. Production forecasts and reserve assumptions were based on reserve reports audited by external consultants and on reports prepared internally by the Company. Different success factors were also applied to determine the expected value of each type of reserve or contingent resource.

Sensitivity to changes in assumptions
Regarding the assessment of the value in use as of December 31, 2021, and 2020, the Company considers that there are no reasonably possible changes in any of the abovementioned main assumptions that may cause the carrying amount of any CGU to significantly exceed its recoverable amount, except for the following:

	As of December 31, 2021		As of December 31, 2020
	Argentina (1)	México	Argentina (1)	México (2)
Discount rate	+/- 10%		+/- 10%
Carrying amount (1)	(98) / -	- / -	- / -	(1,146) / -
Expected prices of crude oil, natural gas and LPG	+/- 10%		+/- 10%
Carrying amount (1)	- /(31,773)	- / -	- /(20,889)	- /(3,063)

(1)	As of December 31, 2021, and 2020, related to the conventional oil and gas operating and non- operating concessions CGU.
(2)	As of December 31, 2020, related to the conventional oil and gas operating concessions CGU.
The aforementioned sensitivity analysis may not be representative of the actual change in the carrying amount because it is unlikely that the change in the assumptions would occur in isolation as some assumptions may be correlated.
As of December 31, 2021, and 2020, the net carrying amount of property, plant and equipment, intangible assets and right-of-use
assets is disclosed in Notes 13, 14 and 15, respectively.
The triggering factors in CGU impairment tests were mainly the effect of the changes in prices, the macroeconomic context in Argentina during those periods and the changes in the discount rate. The recoverable amount was based on the Company’s estimate of the value in use in each period.
3.2.3 Current and deferred income tax
Company Management should regularly assess the tax positions reported in the annual tax returns pursuant to the tax regulations applicable and, if needed, recognize the related provisions for the amounts payable by the Company to tax authorities. When the taxable profit of these items differs from the amounts initially recognized, these differences will have an effect on income tax and in the provision for deferred income tax for the tax year in which the assessment is made.
There are many transactions and calculations for which the final tax assessment is uncertain. The Company recognizes liabilities for potential tax claims based on estimates of whether additional taxes will be owed in the future.
Deferred tax assets are reviewed as of each reporting date and are amended according to the probability that the tax base allow the total or partial recovery of these assets.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Deferred tax assets and liabilities are not discounted. Upon assessing the realization of deferred tax assets, Management considers whether it is probable that some or all assets are not realized, which depends on the generation of future taxable profit in the periods in which these temporary differences become deductible. To this end, Management considers the expected reversal of deferred tax liabilities, future taxable profit projections and tax planning strategies.
The assumptions on the generation of future taxable profit depend on Management estimates of future cash flows. These estimates are based on expected future cash flows from transactions, which are affected by sales and production volumes; oil and gas prices; operating costs; well plugging and abandonment; capital expenses; dividends and other equity management transactions; and the judgment on the application of tax laws effective in each jurisdiction. Insofar as future cash flows and taxable profit substantially differ from the Group’s estimates, the Group’s capacity to realize net deferred tax assets booked at reporting date may be affected. Moreover, future changes in the tax laws in the jurisdictions in which the Group operates may hinder its capacity to obtain tax deductions in future periods.
3.2.4 Well plugging and abandonment
Well plugging and abandonment at the end of the concession term requires that Company Management calculate the number of wells, the long-term costs of abandonment and the remaining time until abandonment. The technological, cost, policy, environment and safety issues change constantly and may give rise to differences between actual costs and future estimates.
Well plugging and abandonment estimates should be adjusted by the Company at least annually or in the event of changes in the assessment criteria assumed.
Well plugging and abandonment liabilities stand at 30,796
,
 and 23,933 as of December 31, 2021
,
and 20
20
, respectively (See Note 22.1).
3.2.5 Oil and gas reserves
Oil and gas items of property, plant and equipment are depreciated using the units of production method over total proved reserves (developed and not developed as applicable). Reserves refer to oil and gas volumes that are economically producible in areas in which the Company operates or has (direct or indirect) interests, and over which the Company has exploitation rights, including oil and gas volumes related to service contracts in which the Company has no property rights over the reserves or hydrocarbons obtained and those estimated to be produced by the contractor under these service contracts.
The useful life of each property, plant and equipment asset is assessed at least annually considering the physical limitations of the goods and the assessments of the economically recoverable reserves in the field in which the asset is located.
There are several uncertainties in the estimate of proved reserves and future production plans, development costs and prices, including several factors that are beyond the producer’s control. In estimating reserves, engineers calculate underground accumulations, which involves a certain degree of uncertainty. Reserve estimates depend on the quality of the engineering and geological data available as of the estimate date and their interpretation and judgment.
Reserve estimates are adjusted when it is justified by changes in the assessment criteria or at least annually. These reserves are based on the reports prepared by oil and gas consulting professionals.
The Company uses the information obtained from the reserve calculation in determining the depreciation of assets used in oil and gas areas, and in assessing their recoverability (see Notes 3.2.1, 3.2.2, 13 and 3
6
).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

3.2.6 Share-based payments
The fair value estimate of share-based payments requires the determination of the most appropriate valuation model, which depends on the terms and conditions of the award. This estimate also requires the assessment of the most appropriate input for the valuation model, including the remaining life of stock options, volatility, dividend yield and the assumptions made regarding these inputs.
To measure the fair value of share-based payments at grant date, the Company employs the Black & Scholes model. The carrying amount, hypotheses and models used in estimating the fair value of transactions involving share-based payments are disclosed in Note 34.
Note 4. Segment information
The CODM is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit / (loss) and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.
The CODM considers as a single segment the exploration and production of crude oil, natural gas and LPG (including E&P commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.
For the years ended December 31, 2021, 2020, and 2019, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.
The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these consolidated financial statements.
The following chart summarizes noncurrent assets per
geographical area:

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Argentina	1,260,851	1,086,308	982,397
Mexico	47,837	18,468	30,165

Total noncurrent assets	1,308,688	1,104,776	1,012,562

Note 5. Revenue from contracts with customers

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Goods sold	652,187	273,938	415,976

Total revenue from contracts with customers	652,187	273,938	415,976

Recognized at a point in time	652,187	273,938	415,976

The Company’s transactions and main revenue are described in Note 2.4.7. Revenue is derived from contracts with customers

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

5.1 Information broken down by revenue from contracts with customers

Type of products	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Revenues from crude oil sales	593,060	236,596	338,272
Revenues from natural gas sales	54,301	33,575	71,524
Revenues from LPG sales	4,826	3,767	6,180

Total revenue from contracts with customers	652,187	273,938	415,976

Distribution channels	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Refineries	410,904	141,672	338,272
Exports from crude oil	182,156	94,924	—
Natural gas for electric power generation	18,461	2,275	5,793
Retail natural gas distribution companies	18,351	13,809	26,452
Industries (1)	17,489	17,491	39,279
LPG sales	4,826	3,767	6,180

Total revenue from contracts with customers	652,187	273,938	415,976

(1)	During the year ended December 31, 2021, including 169 related to exports of natural gas.
5.2 Performance obligations
The Company’s performance obligations are related to the transfer of goods to customers. The E&P business involves all the activities related to oil and natural gas exploration, development and production. Revenue is mainly derived from the sale of produced oil, natural gas and LPG to third parties at a point in time.
Note 6. Cost of sales
6.1 Operating costs

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Fees and compensation for services	53,024	46,218	67,209
Salaries and payroll taxes	16,591	12,593	10,943
Consumption of materials and spare parts	15,912	11,181	17,062
Easements and fees	9,572	8,222	9,632
Employee benefits	4,877	3,867	2,836
Transport	3,274	2,351	2,914
Other	3,873	3,586	3,835

Total operating costs	107,123	88,018	114,431

6.2 Crude oil stock fluctuation

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Crude oil stock at beginning of year (Note 19)	6,127	3,032	2,722
Less: Crude oil stock at end of year (Note 19)	(5,222)	(6,127)	(3,032)

Total crude oil stock fluctuation	905	(3,095)	(310)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 7. Selling expenses

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Transport	19,554	10,395	9,596
Taxes, rates and contributions	13,921	6,014	13,115
Tax on bank account transactions	6,061	3,033	4,495
Fees and compensation for services (1)	2,806	4,603	50
Allowance / (Reversal) of the expected credit loss (Note 17)	406	(22)	(118)

Total selling expenses	42,748	24,023	27,138

(1)	Including 1,651 and 4,367 for crude storage during the years ended December 31, 2021, and 2020, respectively.
Note 8. General and administrative expenses

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Salaries and payroll taxes	14,130	8,882	10,958
Share-based payments	10,592	10,494	10,655
Employee benefits	8,236	4,984	6,055
Fees and compensation for services	7,412	6,466	9,603
Institutional promotion and advertising	2,237	1,215	1,179
Taxes, rates and contributions	1,311	740	1,718
Other	1,940	1,137	2,232

Total general and administrative expenses	45,858	33,918	42,400

Note 9. Exploration expenses

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Geological and geophysical expenses	561	646	676

Total exploration expenses	561	646	676

Note 10. Other operating income and expenses
10.1 Other operating income

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Gain from assets disposal (1)	9,999	—	—
Gain from farmout agreement (Note 1.2)	9,050	—	—
Other services charges (2)	3,971	3,924	3,165
Bargain purchase on business combination (Note 32)	—	1,383	—
Other	265	266	—

Total other operating income	23,285	5,573	3,165

(1)
Including (i) 9,788 related to the transfer of working interest in CASO; (ii) 198 related to the transfer of Mexico’s exploration assets, and (iii) 13 related to the expiry of concession in Sur Río Deseado Este area (see Note 1.3, 1.4 and 30.3.9).

(2)	Services not directly related to the Company’s main activity.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

10.2 Other operating expenses

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Restructuring expenses (1)	(2,281)	(3,469)	(3,244)
Reorganization expenses	(3)	(1,417)	—
Provision for environmental remediation (Note 22.2)	(1,029)	(463)	(816)
Provision for contingencies (Note 22.3)	(652)	(267)	(422)
(Allowance) / Reversal provision for materials and spare parts	(249)	627	(972)
Other	—	—	(726)

Total other operating expenses	(4,214)	(4,989)	(6,180)

(1)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.
Note 11. Financial results
11.1 Interest income

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Financial interest	65	822	1,328
Interests on government notes at amortized costs	—	—	2,442

Total interest income	65	822	3,770

11.2 Interest expense

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Borrowings interest (Note 18.2)	(50,660)	(47,923)	(34,159)
Other interest	—	—	(4)

Total interest expense	(50,660)	(47,923)	(34,163)

11.3 Other financial results

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Amortized cost (Note 18.2)	(4,164)	(2,811)	(2,076)
Changes in the fair value of warrants (Note 18.5.1)	(2,182)	16,498	6,840
Net changes in foreign exchange rate	14,328	3,068	(2,991)
Discount of assets and liabilities at present value	(2,300)	(3,432)	(10)
Impairment of financial assets	—	(4,839)	—
Changes in the fair value of financial assets	5,061	(645)	873
Interest expense on lease liabilities (Note 15)	(1,079)	(1,641)	(1,561)
Discount for well plugging and abandonment (Note 22.1)	(2,546)	(2,584)	(1,723)
Remeasurements of borrowings (1) (Note 18.2)	(19,163)	—	—
Other	4,851	633	(67)

Total other financial results	(7,194)	4,247	(715)

(1)	Related to borrowings in UVA, adjusted by CER.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 12. Earnings / (loss) per share
a) Basic
Basic earnings (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the year.
b) Diluted
Diluted earnings (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the year, plus the weighted average of dilutive potential ordinary shares.
Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.
The calculation of diluted earnings (loss) per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the year, no dilution effect is booked, as diluted earnings (loss) per share is equal to basic earnings (loss) per share.

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Profit / (loss) for the year, net	50,650	(102,749)	(32,723)
Weighted average number of ordinary shares	88,242,621	87,473,056	80,068,287

Basic earnings / (loss) per share (in US dollars per share)	0.574	(1.175)	(0.409)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Profit / (loss) for the year, net	50,650	(102,749)	(32,723)
Weighted average number of ordinary shares	93,273,978	87,473,056	80,068,287

Diluted earnings / (loss) per share (in US dollars per share)	0.543	(1.175)	(0.409)

As of December 31, 2019, the Company holds the following ordinary shares that, on the date of this consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings / (loss) per share:

i.	21,666,667 Series A shares related to 65,000,000 Series A warrants (See Note 18.3);

ii.	9,893,333 Serie A shares related to 29,680,000 warrants (See Note 18.3);

iii.	1,666,667 Serie A shares related to 5,000,000 securities (Forward Purchase Agreement or “FPA”) (See Note 18.3);

iv.	8,432,068 Series A shares to be used in the LTIP.
As of December 31, 2020, the Company holds the following ordinary shares that, on the date of this consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings / (loss) per share:

i.	21,666,667 Series A shares related to 65,000,000 Series A warrants (See Note 18.3);

ii.	9,893,333 Serie A shares related to 29,680,000 warrants (See Note 18.3);

iii.	1,666,667 Serie A shares related to 5,000,000 securities (Forward Purchase Agreement or “FPA”) (See Note 18.3);

iv.	7,714,286 Series A shares to be used in the LTIP.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Due to the anti-dilutive nature of the potential common shares disclosed above there are no differences with the basic loss per share.
As of December 31, 2021, the Company holds the following ordinary shares that, on the date of this consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings / (loss) per share:

i.	21,666,667 Series A shares related to 65,000,000 Series A warrants (See Note 18.3);

ii.	9,893,333 Series A shares related to 29,680,000 warrants (See Note 18.3);

iii.	1,666,667 Series A shares related to 5,000,000 securities (Forward Purchase Agreement or “FPA”) (See Note 18.3);

iv.	3,957,518 Series A shares to be used in the LTIP.
There were no other transactions involving ordinary shares or dilutive potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 13. Property, plant and equipment
The changes in property, plant and equipment for the year ended December 31, 2020, are as follows
:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601
Additions (1)	11	133	—	2,197	186,230	37,317	225,888
Transfers	—	1,410	—	216,536	(182,199)	(35,747)	—
Disposals (2)	—	(123)	—	(366)	—	(173)	(662)
Impairment of long -lived assets (3)	—	—	—	(394)	—	—	(394)

Amounts as of December 31, 2020	2,456	21,831	353,076	876,663	79,556	28,851	1,362,433

Accumulated depreciation
Amounts as of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)
Depreciation	(187)	(3,731)	(13,884)	(121,941)	—	—	(139,743)
Eliminated of disposals	—	103	—	—	—	—	103

Amounts as of December 31, 2020	(276)	(7,466)	(33,373)	(319,060)	—	—	(360,175)

Net value
Amounts as of December 31, 2020	2,180	14,365	319,703	557,603	79,556	28,851	1,002,258

(1)	Additions includes 2,018 related to Business Combination mentioned in Note 32.
(2)	Disposals of wells and production facilities related to the reestimation of assets retirement obligation.
(3)	See Note 3.2.2 for the details on impairment testing of oil and gas properties.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The changes in property, plant and equipment for the year ended December 31, 2021, are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties		Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2020	2,456	21,831	353,076		876,663	79,556	28,851	1,362,433
Additions	253	106	30,076	(1)	7,343 (3)	287,815	28,626	354,219
Transfers	—	2,111	—		296,624	(269,161)	(29,574)	—
Disposals	—	(665)	(997	) (2)	—	—	(107)	(1,769)
Incorporation for the acquisition of AFBN assets (4)	—	—	69,693		—	—	—	69,693
Assets disposals (5)	—	(313)	(5,557)		(5,931)	(6,965)	—	(18,766)

Amounts as of December 31, 2021	2,709	23,070	446,291		1,174,699	91,245	27,796	1,765,810

Accumulated depreciation
Amounts as of December 31, 2020	(276)	(7,466)	(33,373)		(319,060)	—	—	(360,175)
Depreciation	(18)	(3,915)	(20,579)		(159,637)	—	—	(184,149)
Disposals	—	525	115	(2)	—			640
Assets disposals (5)	—	22	214		1,620	—	—	1,856

Amounts as of December 31, 2021	(294)	(10,834)	(53,623)		(477,077)	—	—	(541,828)

Net value
Amounts as of December 31, 2021	2,415	12,236	392,668		697,622	91,245	27,796	1,223,982

(1)
Related to transferred of “Exploration rights” of operated area
CS-01
in Mexico from “Other intangible assets” (see Note 1.4). This transaction did not generate cash flows, or significant depreciation charges for the year ended December 31, 2021.

(2)	Related to the farmout agreement (see Note 1.2).
(3)	Including 2,112 related to the re-estimation of well plugging and abandonment. This transaction did not generate cash flows.
(4)	These additions did not generate cash flows (see Note 1.5).
(5)	Including 11,784 of net disposal for the transfer of working interest in CASO; and 5,126 related to the transfer of Mexico’s exploration assets that did not generate cash flows (see Note 1.3 and 1.4).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 14. Goodwill and other intangible assets
Below are the changes in goodwill and other intangible assets for the year ended December 31,
202
0
:

	Goodwill	Other intangible assets
		Software licenses	Exploration rights	Total
Cost
Amounts as of December 31, 2019	28,484	6,941	29,403	36,344
Additions	—	3,664	—	3,664
Impairment of long -live assets (1)	—	—	(14,044)	(14,044)

Amounts as of December 31, 2020	28,484	10,605	15,359	25,964

Accumulated amortization
Amounts as of December 31, 2019	—	(2,315)	—	(2,315)
Amortization	—	(2,568)	—	(2,568)

Amounts as of December 31, 2020	—	(4,883)	—	(4,883)

Net value
Amounts as of December 31, 2020	28,484	5,722	15,359	21,081

(1)	See Note 3.2.2.
Below are the changes in goodwill and other intangible assets for the year ended December 31, 2021:

	Goodwill		Other intangible assets
			Software licenses	Exploration rights		Total
Cost
Amounts as of December 31, 2020	28,484		10,605	15,359		25,964
Additions	—		1,611	—		1,611
Disposals	(68	) (1)	—	(30,076	) (2)	(30,076)
Acquisition of Mexico’s exploration assets	—		—	14,928	(3)	14,928
Disposal of Mexico’s exploration assets	—		—	(14,255	) (3)	(14,255)
Reversal of long-lived assets impairment	—		—	14,044	(4)	14,044

Amounts as of December 31, 2021	28,416		12,216	—		12,216

Accumulated amortization
Amounts as of December 31, 2020	—		(4,883)	—		(4,883)
Amortization	—		(3,455)	—		(3,455)

Amounts as of December 31, 2021	—		(8,338)	—		(8,338)

Net value
Amounts as of December 31, 2021	28,416		3,878	—		3,878

(1)	Related to the farmout agreement (see Note 1.2).
(2)	Related to exploration rights of operated area CS-01 in Mexico transferred to “Property, plant and equipment” (see Note 13). These transactions did not generate cash flows.
(3)	These transactions did not generate cash flows (see Note 1.4).
(4)	See Note 3.2.2.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Goodwill arises from the initial business combination, mainly due to the Company’s capacity to tap into unique synergies from managing a portfolio of acquired oil and existing plots of land.
As of December 31, 2021, it was allocated to the following CGUs in Argentina: (i) 22,874 to operated concessions of unconventional oil and gas exploration and production; and (ii) 5,542 to operated concessions of conventional oil and gas exploration and production. As of December 31, 2020, it was allocated to the following CGUs in Argentina: (i) 22,942 to operated concessions of unconventional oil and gas exploration and production; and (ii) 5,542 to operated concessions of conventional oil and gas exploration and production.
Software licenses are amortized over the
3-year
estimated useful life.
Exploration rights are related to the acquisition of 50% of working interest in three oil and gas properties in which Jaguar and Pantera were licensees (Note 30.3.12). During the year ended December 31, 2020, an impairment charge was recognized in exploration and evaluation assets in Mexico for 14,044 related to the CGU of operated concessions of unconventional oil and gas.
During the year ended December 31, 2021, the Company recognized a reversal in impairment of exploration and evaluation assets for 14,044 related to the CGU of operated concessions of conventional oil and gas in Mexico. In addition, exploration rights were transferred to “Property, plant and equipment” under “Oil & gas properties” as the technical and commercial feasibility of these assets was determined.
Note 15
.
Right-of-use
assets and lease liabilities

The carrying amount of the Company’s
right-of-use
assets and lease liabilities, as well as the changes for the years ended in December 2021, and 2020, are
detailed
below:

	Right-of-use assets			Total lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2019	2,060	14,564	16,624	(16,767)
Additions	114	17,273	17,387	(17,470)
Re-estimations	(257)	(3,671)	(3,928)	3,901
Depreciation (1)	(598)	(6,907)	(7,505)	—
Payments	—	—	—	9,067
Interest expenses (2)	—	—	—	(2,412)

Amounts as of December 31, 2020	1,319	21,259	22,578	(23,681)

(1)	Including the depreciation of drilling services capitalized as “works in progress” for 2,142.
(2)	Including drilling agreements capitalized as “works in progress” for 771.

	Right-of-use assets			Total lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2020	1,319	21,259	22,578	(23,681)

Additions	—	7,162	7,162	(7,162)
Re-estimations	367	1,958	2,325	(2,242)
Depreciation (1)	(475)	(5,136)	(5,611)	—
Payments	—	—	—	8,911
Interest expenses (2)	—	—	—	(2,900)

Amounts as of December 31, 2021	1,211	25,243	26,454	(27,074)

(1)	Including the depreciation of drilling services capitalized as “works in progress” for 1,902.
(2)	Including drilling agreements capitalized as “works in progress” for 1,821.
In line with note 2.4.3, short-term and
low-value
leases were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 152, 131 and 201 for the years ended December 31, 2021, 2020, and 2019, respectively.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 16. Deferred income tax assets and liabilities, and income tax expense
Deferred income tax assets and liabilities break down as follows:

	As of December 31, 2019	Profit (loss)	Other changes in equity	Other comprehensive income (loss)	As of December 31, 2020
Short-term investments	523	(658)	—	—	(135)
Employee benefit	1,627	(876)	—	114	865
Share-based payments	1,166	(1,166)	—	—	—
Tax losses and other unused tax credits (1)	7,345	29,004	—	—	37,479
Provisions	6,860	(4,387)	—	—	2,473
Right-of-use assets, net	65	199	—	—	264

Assets for deferred income tax	17,586	22,116	—	114	40,946

Property, plant and equipment	(138,068)	4,157	—	—	(133,911)
Trade and other receivables	(443)	(118)	—	—	(561)
Intangible assets	(771)	771	—	—	—
Inventories	(1,351)	529	—	—	(822)
Payment of borrowings costs	—	(1,212)	—	—	(1,212)
Other	(3)	—	—	—	(3)
Credit for static and dynamic adjustment for inflation	(23,493)	(15,946)	—	—	(39,439)

Liabilities for deferred income tax	(164,129)	(11,819)	—	—	(175,948)

Deferred income tax, net	(146,543)	10,297	—	114	(135,002)

	As of December 31, 2020	Profit (loss)	Other changes in equity	Other comprehensive income (loss)	As of December 31, 2021
Short-term investments	(135)	(1,790)	—	—	(1,925)
Employee benefit	865	—	—	2,048	2,913
Tax losses and other unused tax credits (1)	37,479	(30,507)	—	—	6,972
Provisions	2,473	4,792	—	—	7,265
Right-of-use assets, net	264	(103)	—	—	161

Assets for deferred income tax	40,946	(27,608)	—	2,048	15,386

Property, plant and equipment	(133,911)	(16,875)	—	—	(150,786)
Trade and other receivables	(561)	2,345		—	1,784
Inventories	(822)	(447)	—	—	(1,269)
Payment of borrowings costs	(1,212)	(13)	—	—	(1,225)
Other	(3)	(498)	—	—	(501)
Credit for static and dynamic adjustment for inflation	(39,439)	3,401	—	—	(36,038)

Liabilities for deferred income tax	(175,948)	(12,087)	—	—	(188,035)

Deferred income tax, net	(135,002)	(39,695)	—	2,048	(172,649)

(1)
As of December 31,
2021
, and 2020, the Company has recognized Net Operating Loss (“NOL”) based on a recoverability analysis of expected future taxable income in the following years, generated in Argentina and Mexico, respectively.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Deferred income tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are related to the same tax authority. The following amounts, are disclosed in the consolidated statement of financial position:

	As of December 31, 2021	As of December 31, 2020
Deferred income tax assets, net	2,771	565
Deferred income tax liabilities, net	175,420	135,567
Income tax breaks down as follows:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Current income tax
Current income tax (expense)	(62,419)	(184)	(3,032)
Difference in the estimate of previous fiscal year income tax and the income return	—	—	1,146
Deferred income tax
Deferred income tax relating to origination and reversal of temporary differences (expense) / benefit	(39,695)	10,297	(14,346)

Income tax (expense) / benefit reported in the consolidated statements of profit or loss	(102,114)	10,113	(16,232)

Deferred tax charged to OCI	2,048	(114)	394

Total income tax (expense) / benefit	(100,066)	9,999	(15,838)

Below is the reconciliation between income tax expense and the amount resulting from the application of the tax rate to profit / (loss) before income tax:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Profit / (loss) before income tax	152,764	(112,862)	(16,491)
Effective income tax rate	30%	30%	30%
Income tax at the effective tax rate pursuant to effective tax regulations	(45,829)	33,859	4,947

Items that adjust income tax (expense) / benefit:
Nondeductible expenses	(6,600)	(2,449)	(1,782)
Inflation adjustment	(98,348)	(32,086)	(31,796)
Effect on the measurement of monetary and nonmonetary items at functional currency	86,724	24,628	15,395
Unrecognized tax losses and other assets	(4,047)	(7,039)	(7,285)
Effect of tax losses (1)	31,232	(179)	1,675
Effect related to statutory income tax rate change (2)	(67,312)	(6,384)	2,721
Application of tax credits	9,710	—	—
Effect related to the difference in tax rate other than Mexican statutory rate	(7,637)	—	—
Difference in the estimate of previous fiscal year income tax and the income tax statement	—	—	1,146
Other	(7)	(237)	(1,253)

Total income tax benefit / (expense)	(102,114)	10,113	(16,232)

(1)	See Note 16.1.
(2)	Maily include effects of Note 33.1.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Some subsidiaries in Mexico carry accumulated tax losses not recognized for which no deferred tax asset has been recognized and which may recover provided that certain requirements are met. Below are the accumulated tax losses not recognized and their due dates:

	As of December 31, 2021	As of December 31, 2020
2027	—	4,324
2028	47,071	50,788
2029	13,781	22,999
As from 2030	2,062	11,701

Total accumulated tax losses not recognized	62,914	89,812

Moreover, the Company has other tax credits in Mexico that may be recovered up to 2025 for 1,024 as of December 31, 2020, these tax credits were recovered during the 2021 financial year.
Income tax liabilities break down as follows:

	As of December 31, 2021	As of December 31, 2020
Current
Income tax, net of withholdings and prepayments	44,625	—

Total current	44,625	—

16.1 Current income tax
The reform introduced by Law No. 27,541 in Argentina set forth that, for fiscal years beginning January 1, 2021, 100%
of the adjustment for inflation be deducted or levied in the year in which it is determined (see Note 33.1).
For the fiscal year ended December
31
,
2021
, such adjustment for inflation generated a significant increase in the income tax base of Vista Argentina, a Company subsidiary, due to the disparity between the changes in the Consumer Price Index (“IPC”, by Spanish acronym) and the exchange rate during such period.
The Company considers that the application of this adjustment for inflation violates constitutional rights, principles and guarantees, as it levies fictitious profit, thus increasing the tax burden in a way which is constitutionally inadmissible pursuant to case law issued by the Argentine Supreme Court of Justice.
In addition, in this context, Vista Argentina recognized the effects of inflation upon applying accumulated tax losses to the income tax base for
2021
.
Note 17. Trade and other receivables

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Other receivables:
Prepayments, tax receivables and others:
Prepayments and other receivables	15,236	9,884
Value added tax (“VAT”)	4,010	5,562
Turnover tax	765	789
Income tax	—	11,995
Minimum presumed income tax	—	1,034

	20,011	29,264

Financial assets:
Loans to employees	199	546

	199	546

Total noncurrent trade and other receivables	20,210	29,810

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

	As of December 31, 2021	As of December 31, 2020
Current
Trade:
Oil and gas accounts receivable (net of allowance of expected credit loss)	25,224	23,260

	25,224	23,260

Other receivables:
Prepayments, tax credits and other:
VAT	9,131	17,022
Prepaid expenses	3,633	3,228
Income tax	860	254
Turnover tax	42	406

	13,666	20,910

Financial assets:
Receivables from joint operations	2,286	24
Accounts receivable from third parties	2,025	1,974
Gas IV Plan (Note 2.5.3.2)	1,729	—
Advances to directors and loans to employees	491	499
LPG price stability program	293	322
RI program (Note 2.5.3.1)	—	4,012
Other	382	18

	7,206	6,849

Other receivables	20,872	27,759

Total current trade and other receivables	46,096	51,019

Due to the short-term nature of current trade and other receivables, their carrying amount is considered similar to their fair value. The fair value
s
of noncurrent trade and other receivables do not differ significantly from their carrying amounts either.
In general, accounts receivable have a
15-day
term for sales of crude oil and a
50-day
term for sales of natural gas and LPG.
The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties or that there is no realistic probability of recovery; for example, when the debtor goes into liquidation or files for bankruptcy proceedings. None of the trade and other receivables that were derecognized are subject to compliance activities. The Company recognized an expected credit loss allowance for all accounts receivable that are 90 days past due because, based on its history, these accounts receivable are generally not recovered.
As of December 31, 2021, and 2020, provision for expected credit losses was recorder for
406, and 3, respectively.
The changes in the allowance for expected credit losses of trade and other receivables are as follows:

	As of December 31, 2021	As of December 31, 2020
Amounts at beginning of year	(3)	(100)
(Reversal)/ Allowance for expected credit losses (Note 7)	(406)	22
Disposal	—	67
Foreign exchange differences	3	8

Amounts at end of the year	(406)	(3)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

As of the date of these consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.
Note 18. Financial assets and liabilities
18.1
Borrowings:

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Borrowings	447,751	349,559

Total noncurrent	447,751	349,559

Current
Borrowings	163,222	190,227

Total current	163,222	190,227

Total Borrowings	610,973	539,786

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of December 31, 2021	As of December 31, 2020
Fixed interest
Less than 1 year	109,016	113,174
From 1 to 2 years	112,860	105,652
From 2 to 5 years	214,491	134,623
Over 5 years	75,468	—

Total	511,835	353,449
Variable interest
Less than 1 year	54,206	77,053
From 1 to 2 years	44,932	64,352
From 2 to 5 years	—	44,932

Total	99,138	186,337

Total Borrowings	610,973	539,786

See Note 18.5.2 for information on the fair value of the borrowings.
The carrying amount of borrowings effective as of December 31, 2021, is as follows:

Subsidiary	Bank	Execution date	Currency	Principal	Interest	Annual rate		Maturity date	Carrying amount

Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA (1)	July, 2018	US	150,000	Variable	LIBOR + 4.5	% (1)	July, 2023	184,581
				150,000	Fixed	8%
Vista Argentina	Banco BBVA S.A.	July, 2019	US	15,000	Fixed	9.40%		July, 2022	5,081
Vista Argentina	Santander International	January, 2021	US	11,700	Fixed	1.80%		January, 2026	137	(2)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US
Dollars)

Subsidiary	Bank	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	Santander International	July, 2021	US	43,500	Fixed	2.05%	July, 2026	60	(2)
Vista Argentina	Bolsas y Mercados Argentinos S.A.	December, 2021	ARS	917,892	Fixed	32%	March, 2022	3,191	(3)

(1)	As of December 31, 2021, the Company should meet the following financial ratios according to the parameters defined in the loan agreement:

(i)	The ratio of consolidated net debt to consolidated EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization.”)

(ii)
The consolidated interest coverage rate as of the last day of every tax quarter. The consolidated interest coverage rate is the proportion of (a) consolidated EBITDA to (b) consolidated interest expenses for the period.

This credit facility includes covenants restricting, but not prohibiting, among other things, Vista Argentina, Vista Holding I, Vista Holding II, Aluvional S.A. and AFBN S.R.L. and the Company’s ability to: (i) incur or guarantee additional debt; (ii) create liens on its assets to secure debt; (iii) dispose of assets (iv) merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets; (v) change their existing line of business (vi) declare or pay any dividends or return any capital; (vii) make investments; (viii) enter into transactions with affiliates; and (ix) change their existing accounting practices.
As of December 31, 2021, and 2020, there was no
non-compliance
of said affirmative, negative and financial covenants.
For more information related to LIBOR, see Note 2.2.
(2)
The carrying amount related to interest and the principal is collateralized.
(3)
Net amount of 6,793 from short-term investments granted as securities.
Moreover, Vista Argentina issued nonconvertible debt securities, under the name “
Programa de Notas
” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym). The following chart shows the carrying amount of negotiable obligations (“ON” by its Spanish acronym) effective as of December 31,
2021:

Subsidiary	Instrument		Execution date	Currency		Principal	Interest	Annual rate	Maturity date	Carrying amount

Vista Argentina	ON II		August, 2019	US		50,000	Fixed	8.50%	August, 2022	50,492
Vista Argentina	ON III		February, 2020	US		50,000	Fixed	3.50%	February, 2024	50,316
Vista Argentina	ON IV	(1)	August, 2020	ARS		725,650	Variable	Badlar + 1.37%	February, 2022	7,427
Vista Argentina	ON V		August, 2020	US		20,000	Fixed	0%	August, 2023	19,869
			December, 2020	US		10,000	Fixed	0%	August, 2023	9,931
Vista Argentina	ON VI		December, 2020	US		10,000	Fixed	3.24%	December, 2024	9,940
Vista Argentina	ON VII		March, 2021	US		42,371	Fixed	4.25%	March, 2024	41,970
Vista Argentina	ON VIII		March, 2021	ARS	(2)	3,054,537	Fixed	2.73%	September, 2024	40,888
Vista Argentina	ON IX		June, 2021	US		38,787	Fixed	4.00%	June, 2023	38,551
Vista Argentina	ON X		June, 2021	ARS	(2)	3,104,063	Fixed	4.00%	March, 2025	36,891

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Subsidiary	Instrument	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	ON XI	August, 2021	US	9,230	Fixed	3.48%	August, 2025	9,196
Vista Argentina	ON XII	August, 2021	US	100,769	Fixed	5.85%	August, 2031	102,452

(1)	See Note 3 5 .
(2)	Amount in UVA, adjusted by CER (see Note 11.3).
Under the aforementioned program, Vista Argentina may list and issue debt securities in Argentina for a total principal up to 800,000 or its equivalent in other currencies at any time.
18.2 Changes in liabilities from financing activities
Changes in the borrowings were as follows:

	As of December 31, 2021	As of December 31, 2020
Amounts at beginning of year	539,786	451,413
Proceeds from borrowings (1)	361,203	198,618
Borrowings interest (Note 11.2) (2)	50,660	47,923

Payment of borrowings costs	(3,326)	(2,259)
Payment of borrowings interest	(54,636)	(43,756)
Payment of borrowings principal	(284,695)	(98,761)
Amortized cost (Note 11.3) (2)	4,164	2,811
Remeasurement in borrowings (Note 11.3) (2)	19,163	—
Changes in foreign exchange rate (2)	(21,346)	(16,203)

Amounts at end of year	610,973	539,786

(1)
As of December 31, 2021, including
358,093
from borrowings received and 3,110 from the release of government bonds granted as security of prior loans. and as of December 31, 2020, including
201,728
nets of 3,110 of government bonds in guarantees. These transactions did not generate cash flows.

(2)	These transactions did not generate cash flows.
18.3 Warrants
Along with the issuance of Series A ordinary shares in the IPO, the Company placed 65,000,000 warrants to purchase a third of Series A ordinary shares at an exercise price of 11.50 US/share (the “Series A warrants.”) They expire on April 4, 2023, or earlier if after the exercise option the closing price of a Series A share is equal to or higher than the amount in Argentine pesos equal to US 18.00 during 20 trading days within a
30-day
trading, and the Company opts for the early termination of the exercise term. Should the Company opt for the early termination, it will be entitled to declare that Series A warrants will be exercised “with no payment in cash.” Should the Company opt for the exercise with no payment in cash, the holders of Series A warrants that choose to exercise the option should deliver and receive a variable number of Series A shares resulting from the formula established in the deed of issue of warrants that captures the average of the equivalent in US dollars of the closing price of Series A shares during a
10-day
period.
Almost at the same time, the Company’s promoters purchased 29,680,000 warrants to purchase a third of Series A ordinary shares at an exercise price of 11.50 US/share (the “warrants”) for 14,840 in a private placement made at the same time as the IPO closing in Mexico. Warrants are identical and fungible with Series A warrants; however, the former could have differences regarding the early termination and may be exercised for cash or no cash for a variable number of Series A shares at the discretion of the Company’s promoters or authorized assignees. If warrants are held by other persons, then they will be exercised on the same basis as the other securities.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The warrants exercise period began on August 15, 2018.
On February 13, 2019, the Company completed the sale of 5,000,000 warrants for the purchase of a third of Series A ordinary shares in agreement with the Forward Purchase Agreement and certain subscription commitment at an exercise price of
11.50 US/share (the “warrants”).
As of December 31, 2021, and 2020, no warrant holder has exercised their right.
The liability for warrants will eventually be part of the Company’s equity (Series A ordinary shares) when the securities are exercised or will be extinguished once pending securities expire and will not give rise to a cash disbursement by the
Company.

Noncurrent	As of December 31, 2021	As of December 31, 2020

Warrants	2,544	362

Total noncurrent	2,544	362

18.4 Financial instruments by
category
The following chart includes the financial instruments broken down by category:

As of December 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
Defined benefit asset’s plan (Note 23)	7,594	—	7,594
Trade and other receivables (Note 17)	199	—	199

Total noncurrent financial assets	7,793	—	7,793

Cash, bank balances and other short-term investments (Note 20)	185,546	129,467	315,013
Trade and other receivables (Note 17)	32,430	—	32,430

Total current financial assets	217,976	129,467	347,443

Liabilities
Borrowings (Note 18.1)	447,751	—	447,751
Trade and other payables (Note 26)	50,159	—	50,159
Warrants (Note 18.3)	—	2,544	2,544
Lease liabilities (Note 15)	19,408	—	19,408

Total noncurrent financial liabilities	517,318	2,544	519,862

Borrowings (Note 18.1)	163,222	—	163,222
Trade and other payables (Note 26)	138,482	—	138,482
Lease liabilities (Note 15)	7,666	—	7,666

Total current financial liabilities	309,370	—	309,370

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
Defined benefit asset’s plan (Note 23)	8,004	—	8,004
Trade and other receivables (Note 17)	546	—	546

Total noncurrent financial assets	8,550	—	8,550

Cash, bank balances and other short-term investments (Note 20)	170,851	32,096	202,947
Trade and other receivables (Note 17)	30,109	—	30,109

Total current financial assets	200,960	32,096	233,056

F-5
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US
Dollars)

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Liabilities
Borrowings (Note 18.1)	349,559	—	349,559
Warrants (Note 18.3)	—	362	362
Lease liabilities (Note 15)	17,498	—	17,498

Total noncurrent financial liabilities	367,057	362	367,419

Borrowings (Note 18.1)	190,227	—	190,227
Trade and other payables (Note 26)	118,619	—	118,619
Lease liabilities (Note 15)	6,183	—	6,183

Total current financial liabilities	315,029	—	315,029

Below are income, expenses, profit, or loss from each financial instrument:
For the year ended December 31, 2021
:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total

Interest income (Note 11.1)	65	—	65
Interest expense (Note 11.2)	(50,660)	—	(50,660)
Amortized cost (Note 11.3)	(4,164)	—	(4,164)
Changes in the fair value of warrants (Note 11.3)	—	(2,182)	(2,182)
Net changes in foreign exchange rate (Note 11.3)	14,328		14,328
Discount of assets and liabilities at present value (Note 11.3)	(2,300)		(2,300)
Changes in the fair value of financial assets (Note 11.3)	—	5,061	5,061
Interest expense on lease liabilities (Note 11.3)	(1,079)	—	(1,079)
Discount for well plugging and abandonment (Note 11.3)	(2,546)	—	(2,546)
Remeasurements of borrowings (Note 11.3)	(19,163)	—	(19,163)
Other (Note 11.3)	4,851	—	4,851

Total	(60,668)	2,879	(57,789)

For the year ended December 31,
2020:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total

Interest income (Note 11.1)	822	—	822
Interest expense (Note 11.2)	(47,923)	—	(47,923)
Amortized cost (Note 11.3)	(2,811)	—	(2,811)
Changes in the fair value of warrants (Note 11.3)	—	16,498	16,498
Net changes in foreign exchange rate (Note 11.3)	3,068	—	3,068
Discount of assets and liabilities at present value (Note 11.3)	(3,432)	—	(3,432)
Impairment of financial assets (Note 11.3)	(4,839)	—	(4,839)
Changes in the fair value of financial assets (Note 11.3)	—	(645)	(645)
Interest expense on lease liabilities (Note 11.3)	(1,641)	—	(1,641)
Discount for well plugging and abandonment (Note 11.3)	(2,584)	—	(2,584)
Other (Note 11.3)	633	—	633

Total	(58,707)	15,853	(42,854)

For the year ended December 31,
2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	3,770	—	3,770
Interest expense (Note 11.2)	(34,163)	—	(34,163)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Amortized cost(Note 11.3)	(2,076)	—	(2,076)
Changes in the fair value of warrants (Note 11.3)	—	6,840	6,840
Net changes in foreign exchange rate (Note 11.3)	(2,991)	—	(2,991)
Discount of assets and liabilities at present value (Note 11.3)	(10)	—	(10)
Changes in the fair value of the financial assets (Note 11.3)	—	873	873
Interest expense on lease liabilities (Note 11.3)	(1,561)	—	(1,561)
Discount for well plugging and abandonment (Note 11.3)	(1,723)	—	(1,723)
Other (Note 11.3)	(67)	—	(67)

Total	(38,821)	7,713	(31,108)

18.5 Fair value
This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.
18.5.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis
The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).
The following chart shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2021 and 2020:

As of December 31, 2021	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
Short term investments	129,467	—	—	129,467

Total assets	129,467	—	—	129,467

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Liabilities

Financial liabilities at fair value through profit or loss
Warrants	—	—	2,544	2,544

Total liabilities	—	—	2,544	2,544

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	32,096	—	—	32,096

Total assets	32,096	—	—	32,096

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	362	362

Total liabilities	—	—	362	362

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.
For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.
Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2021, and 2020.
The fair value of warrants is determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of warrants is based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life is based on the contractual terms.
The following assumptions were used in estimating the fair value of warrants as of December 31, 2021, and
2020:

	As of December 31, 2021	As of December 31, 2020

Annualized volatility	39.94%	40.21%
Risk free domestic interest rate	7.15%	4.34%
Risk free foreign interest rate	0.55%	0.13%
Remainder period in years	1.29 years	2.29 years
It is a recurring Level 3 fair value measurement. The key Level 3 inputs used by Management to assess fair value are market price and expected volatility. As of December 31, 2021: (i) should market price increase by 0,10 it would increase the obligation by about 277; (ii) should market price decrease by 0,10 it would drop the obligation by about 258; (iii) should volatility increase by 50 basis points, it would rise the obligation by about 135 and; (iv) should volatility slip by 50 basis points, it would reduce the obligation by about 133.
Also, as of December 31, 2020: (i) should market price increase by 0,10 it would increase the obligation by about 76; (ii should market price decrease by 0,10 it would drop the obligation by about 66; (iii) should volatility increase by 50 basis points, it would rise the obligation by about 32; and (iv) should volatility slip by 50 basis points, it would reduce the obligation by about
31
.
Reconciliation of level 3 measurements at fair value:

	As of December 31, 2021	As of December 31, 2020

Warrants liability amount at beginning of year:	362	16,860
Loss / (profit) from changes in the fair value of warrants (Note 11.3)	2,182	(16,498)

Amounts at end of year (Note 18.3)	2,544	362

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

18.5.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)
Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the consolidated financial statements approximate to its fair values, as explained in the related notes.

As of December 31, 2021	Carrying amount	Fair value	Level
Liabilities

Borrowings	610,973	560,409	2

Total liabilities	610,973	560,409

As of December 31, 2020	Carrying amount	Fair value	Level
Liabilities

Borrowings	539,786	567,381	2

Total liabilities	539,786	567,381

18.6 Risk management objectives and policies concerning financial instruments
18.6.1 Financial risk factors
The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.
Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period-end
or as of every
year-end.
The Company’s Financial Department, controls financial risk by identifying, assessing and covering financial risks The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities. This section includes a description of the main risks and uncertainties, which may adversely affect the Company’s strategy, performance, operational results and financial position.
18.6.1.1 Market risk
Exchange rate risk
The Company’s financial position and results of operations are sensitive to exchange rate changes between the US dollar and the ARS. As of December 31, 2021, and 2020, the Company performed foreign exchange currency hedge transactions, and the impact in the results of the year is recognized in “Other financial results”.
Most Company sales are denominated in US dollars, or the changes in sales follow the changes in the US dollar listed price.
During the years ended December 31, 2021, and 2020, the ARS depreciated by abo ut 22%
 and
 41
%, respectively.
The following chart shows the sensitivity to a reasonable change in the exchange rates of the ARS to the US dollar while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the US dollar, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US
Dollars)

	As of December 31, 2021		As of December 31, 2020
Changes in rates in Argentine pesos	+/- 63%		+/- 50%
Effect on profit or loss	(69,835	) / 69,835	(22,170	) / 22,170
Effect on equity	(69,835	) / 69,835	(22,170	) / 22,170

Inflation in Argentina
As of December 31, 2021, and 2020, the
3-year
cumulative inflation rate stood at abou
t

%
, and
200
%, respectively.
Price risk
The Company’s financial instruments are not significantly exposed to the risks of hydrocarbon international prices due to current regulatory, economic and government policies, and the fact that domestic gas prices are not directly affected in the short tun by the changes in the international market.
Moreover, the Company’s investments in financial assets classified “at fair value through profit or loss” are sensitive to the risk of changes in market prices derived from uncertainties on the future value of these financial assets.
The Company estimates that provided that the remainder variables remain constant, a revaluation/(devaluation) of each market price detailed below will give rise to the following increase / (decrease) in profit / (loss) for the year before taxes in relation to the financial assets at fair value through profit or loss detailed in Note 18.5 to the consolidated financial statements:

	As of December 31, 2021		As of December 31, 2020
Changes in government bonds	+/- 10%		+/- 10%
Effect on profit before income tax	380 /	(380)	163 /	(163)
Changes in mutual funds	+/-10%		+/-10%
Effect on profit before income tax	12,567 /	(12,567)	3,046 /	(3,046)
Interest rate risk
For the years ended December 31, 2021, and 2020 the average interest rate was 40% and 38%, respectively.
The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.
Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of December 31, 2021, and 2020, about 16% and 35% of indebtedness was subject to variable interest rates. For the year ended December 31, 2021, and 2020, the variable interest rate of loans denominated in US dollars stood at 4.81% and 5.69%, respectively, and it amounted to 35.55% and 38.81%, respectively, for loans denominated in ARS.
The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of a major decrease in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.
For the years ended December 31, 2021, and 2020, the Company did not use derivative financial instruments to mitigate interest rate risks.
18.6.1.2 Credit risk
The Company establishes credit limits according to Management definitions based on internal or external ratings. It performs ongoing credit assessments on the customers’ financial capacity, which minimizes the potential risk of doubtful accounts. The customer’s credit risk is managed according to the Company’s customer credit risk management policy, procedures and controls. Pending accounts receivable are monitored on a regular basis.
Credit risk represents the exposure to potential losses from customer noncompliance with the obligations assumed. This risk is mainly derived from economic and financial factors.
The Company established a reserve for expected credit losses that represents the best estimate of potential losses related to trade and other receivables.
The Company has the following credit risk concentration with respect to its interest in all receivables as of December 31, 2021, and 2020 and revenue per year.

	As of December 31, 2021	As of December 31, 2020

Percentages to total trade receivables:
Customers
Raizen Argentina S.A.	53%	25%
Trafigura Argentina S.A.	2%	25%
Camuzzi Gas Pampeana, S.A.	1%	13%

	For the year ended December 31, 2021	For the year ended December 31, 2020

Percentages to revenue from contracts with customers per product:
Crude oil
Trafigura Argentina S.A.	40%	46%
Raizen Argentina S.A.	26%	17%
Valero Marketing and Supply Company	10%	-%
ENAP Refinerías S.A.	6%	12%
Trafigura Pte LTD	5%	17%
Natural Gas
Generación Mediterránea S.A.	15%	-%
Cía. Administradora del Mercado Mayorista Eléctrico S.A.	10%	-%
Rafael G. Albanesi S.A.	11%	22%
Camuzzi Gas Pampeana S.A.	3%	29%
Metroenergía S.A.	1%	13%

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

No other individual customer has an interest in total trade receivables or revenue exceeding 10% for the years reported.
The Company keeps no securities as insurance. It assesses risk concentration with respect to trade and other receivables as high because its customers are concentrated as detailed below.
Below is the information on the credit risk exposure of the Company’s trade receivables:

As of December 31, 2021	To fall due	<90 days	90–365 days	>365 days	Total

Days past due
Estimated total gross amount at default	23,729	1,495	406	—	25,630
Expected credit losses	—	—	(406)	—	(406)

					25,224

As of December 31, 2020	To fall due	<90 days	90–365 days	>365 days	Total
Days past due
Estimated total gross amount at default	18,236	5,024	3	—	23,263
Expected credit losses	—	—	(3)	—	(3)

					23,260
The credit risk of liquid funds and other financial investments is limited since the counterparties are banks with high credit ratings. If there are no independent risk ratings, the risk control area assesses the customer’s solvency based on prior experiences and other factors.
18.6.1.3 Liquidity risk
Liquidity risk is related to the Company’s capacity to finance its commitments and carry out its business plans with stable financial sources, indebtedness level and the maturity profile of the financial payable. The Company’s Finance department makes cash flow projections.
During the year ended December 31, 2020, and as the Company’s response to the effects of
COVID-19
the Company and its subsidiaries Vista Argentina, Vista Holding I and Vista Holding II entered into several agreements to refinance 45,000 of the syndicated loan; deferral of payment of 4,500 originally due in 2020 to 2022; and incorporate several definitions and financial commitments were changed to consolidate the Group’s liquidity during this period of high global uncertainty.
Company Management supervises the updated projections on liquidity requirements to ensure the sufficiency of cash and liquid financial instruments to meet operating needs. The aim is to ensure that the Company does not violate the indebtedness levels or restrictions, if applicable, of any credit line. These projections consider the plans to finance the Company’s payable, compliance with restrictions and, if applicable, external regulatory or legal requirements, such as, for example, restrictions in the use of foreign currency.
Excess cash flow and the amounts above the working capital requirement are managed by the Company’s Finance department that invests the surplus in mutual funds and money market funds by choosing instruments with timely due dates and currencies and proper credit quality and liquidity to provide sufficient margin according to the aforementioned projections.
The Company diversifies its sources of funding between banks and capital markets and is exposed to refinancing risk upon expiry.
Below is the assessment of the Company’s liquidity risk as of December 31, 2021, and
2020:

	As of December 31, 2021	As of December 31, 2020

Current assets	375,070	267,836
Current liabilities	385,738	333,738

Liquidity i ndex	0.972	0.803

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The following table includes an analysis of the Company’s financial liabilities grouped according to their maturity dates and considering the remainder period until contractual expiry date as from the date of the financial statements.
The amounts included in the table are no discounted contractual cash flows.

As of December 31, 2021	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	146,148	163,222	309,370
From 1 to 2 years	58,372	157,792	216,164
From 2 to 5 years	9,688	214,491	224,179
Over 5 years	4,051	75,468	79,519

Total	218,259	610,973	829,232

As of December 31, 2020	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	124,802	190,227	315,029
From 1 to 2 years	5,733	170,004	175,737
From 2 to 5 years	12,127	179,555	191,682

Total	142,662	539,786	682,448

18.6.1.4 Other risks
Access to the foreign exchange market in Argentina
Below is the regulatory framework set by the Central Bank of Argentina (“BCRA” by Spanish acronym) during the year ended December 31, 2021, whereby it introduced certain restrictions and adjustments on hoarding and consumption of currencies other than the Argentine peso, and on the acquisition of currency that may be accessed by the Company:

(i)	Communiqué “A” 7196, as supplemented
On January 6, 2021, through Communiqué “A” 7196 (as amended by Communiqué “A” 7422 [hereinafter, “Communiqué 7422, as revised”]), the BCRA introduced a series of measures to loosen regulations aimed at favoring the swap or financing of private-sector payables abroad. Some of these measures are:
a) the extension from 30 (thirty) to 45 (forty-five) calendar days of the expiry term to access the market for settling the principal and interest of financial payables abroad; or debt securities registered in an Argentine public registry denominated in foreign currency;
b) fund arising from the collection of exports of goods and services made by the debtor may be accumulated in foreign or Argentine accounts to secure the settlement of the due dates of the debt agreed as from January 2021.

(ii)	Communiqué “A” 7218
On February 4, 2021, through Communiqué “A” 7218, (as amended by Communiqué 7422, as revised), the BCRA granted access to the exchange market to settle principal and interest of financial payables provided that the debtor evidence that the foreign currency was entered into Argentina and converted into Argentine pesos in the exchange market for an amount equal to the nominal amount of the financial payable abroad
.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

It also set forth that entities may also provide residents with access to the exchange market to settle abroad principal and interest of debt securities registered abroad, issued as from February 5, 2021, and that were partly subscribed in foreign currency in Argentina, provided that the following conditions are fully met:
a) debtors show that they registered exports before debt securities were issued or that the placement funds were used to meet commitments abroad. If at least one of the aforementioned conditions is not met, the issuance has the BCRA’s prior approval.
b) the average life of debt securities should not be less than 5 (five) years.
c) the first payment of principal should not be registered before the 3 (three) years of issuance date.
d) the local subscription should not exceed 25% (twenty-five percent) of the total subscription.
e) as of the date of access, all funds subscribed abroad and in Argentina should be converted into Argentine pesos in the exchange market.

(iii)	Communiqué “A” 7416
On December 9, 2021, the BCRA issued Communiqué “A” 7416, whereby it extended the term of the restrictions to access the exchange market for certain financial payables.
In this sense, the BCRA requires that the Argentine banks and companies operating in the private sector that: (i) carry payables abroad (including negotiable obligations and borrowings), and (ii) have principal payments scheduled from January 1, 2022, through June 30, 2022, (the “relevant period”) submit a refinancing plan to the BCRA according to the following criteria:
a) the net amount for which the debtor may access the foreign exchange market within the original terms should not exceed 40% of the principal amount that fell due in the relevant period, and
b) the remainder 60% of principal payable during the relevant period should be refinanced by the original creditors through the extension of the principal payments that provide the new debt with an average life not lower than 2 years.
In addition, the refinancing system will be considered met when the debtor accesses the exchange market to settle principal for an amount exceeding 40% of original principal, provided that such debtor has a “certificate of increased exports of goods in 2021” issued in the context of the Communiqué, as revised, or has settlements in the exchange market as from October 9, 2020, for: (i) issuances of debt securities registered abroad or other financial debts abroad, and (ii) issuances of debt securities registered in a public registry in Argentina denominated in foreign currency that meet the conditions set forth in Communiqué 7422, as revised.

(iv)	Communiqué “A” 7327
On June 10, 2021, BCRA Communiqué “A” 7327 further extended the restrictions to access the exchange market for the performance of certain transactions with securities.
To access the exchange market until then,
the requesting entity had to: (i) declare that it had not conducted certain transactions with securities during the prior 90 days, and (ii) undertake not to carry out such transactions during the subsequent 90 days.
The swaps of securities for other external assets were added to the transactions already included in the declaration before Communiqué “A” 7327 was issued (sales in Argentina of securities settled in foreign currency and their transfers to depository entities abroad).
Communiqué 7422, as revised, established that such sworn statement should also evidence the acquisition in Argentina, settled in Argentine pesos, of securities issued by nonresidents as from October 29, 2021.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

(v)	Communiqué “A” 7340
On August 12, 2021, through Communiqué “A” 7340, the BCRA sets forth that the sales of securities settled in foreign currency should be paid using any of the following methods:
a) Trough the transfer of funds from and to sight accounts in the client’s name in local financial institutions; or
b) by a wire transfer to bank accounts in the client’s name in a foreign entity that is not organized in countries or territories that do not apply or do not sufficiently apply the Financial Action Task Force Recommendations.
Therefore, settling these transactions through the payment in foreign currency bills or through the deposit in custodian or third-party accounts would no longer be permitted in any case.

(vi)	Communiqué “A” 7385
On October 28, 2021, through Communiqué “A” 7385 (as subsequently amended by Communiqué 7422, as revised, and Communiqué “A” 7433 of January 6, 2022), the BCRA introduced new amendments (effective as from November 1, 2021) in the supplementary provisions related to the payments of imports of goods established in foreign trade and foreign exchange regulations.
It included, among others, an exception to access the foreign exchange market to make payments at sight or payments of trade payables with no customs entry registration without the need to obtain the BCRA’s prior authorization, provided that the following conditions were met:
a) the transaction is related to payments of imports of supplies to be used in manufacturing goods in Argentina;
b) the payments made using this option do not exceed, in the current calendar month and in the set of entities, the amount resulting from the average of total imports of supplies of goods computable under point 10.11.1 (import payment formula versus value of goods imported) over the last twelve calendar months, net of the outstanding amount to be settled for payments with a pending customs entry registration subject to delay recorded by the importer (it is expressly stated that such cap shall not apply when the client is a trust created by a provincial government to facilitate the acquisition of supplies by goods manufacturers), and
c) the entity has a client’s sworn statement evidencing compliance with the aforementioned conditions and that the imports computed are supplies, and the entity also checks that the computable amount declared is consistent with BCRA data available in the online system implemented to such end.
Moreover, on January 5, 2022, through Federal Public Revenue Agency (AFIP by Spanish acronym) General Resolution No. 5135/2022 implemented a comprehensive system for monitoring payments of services abroad (“SIMPES” by Spanish acronym), applicable to the payment of certain services rendered by nonresidents. This system applies to natural persons, undivided estates and artificial persons that are required to make payments abroad on their own account or on account of third parties, or act as payment originators, for settling own or third-party obligations.
In this sense, the BCRA sets that the liable parties should provide the information expressly requested in the SIMPES and permit that such information be submitted to the BCRA for assessment.
Financial institutions should verify that the client has an approved declaration through the SIMPES to enable access to the foreign exchange market to make the related payment. This requirement shall not apply to (i) certain services as is the case of freight, passenger transportation, travel and other payments with card, health services provided by travel assistance companies and government services; (ii) payments made by (a) the public sector and (b) all organizations in which the Argentine government holds a majority interest in the capital or in corporate decisions; (iii) trusts created with contributions from the federal public sector; (iv) financial institutions for imports of own services, or (v) entities for settling letters of credit or bills endorsed or granted through January 6, 2022.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

As of December 31, 2021, the Company implemented the necessary actions to comply with the aforementioned communiqués and continues to monitor new changes in the regulatory framework and the impact of settling payables in currencies other than the Argentine peso.
Note 19. Inventories

	As of December 31, 2021	As of December 31, 2020

Materials and spare parts	8,739	7,743
Crude oil stock (Note 6.2)	5,222	6,127

Total	13,961	13,870

Note 20. Cash, bank balances and other short-term investments

	As of December 31, 2021	As of December 31, 2020

Mutual funds	126,204	30,886
Money market funds	106,915	167,553
Cash in banks	78,098	2,875
Government bonds	3,796	1,633

Total	315,013	202,947

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 (three) months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of December 31, 2021	As of December 31, 2020

Cash, bank balances and other short-term investments	315,013	202,947
Less
Government bonds	(3,796)	(1,633)

Cash and cash equivalents	311,217	201,314

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 21. Capital stock and capital risk management
21.1 Capital stock
The following chart shows a reconciliation of the movements in the Company’s capital stock for the years ended December 31, 2021, 2020 and 2019:

	Series A Publicly traded shares	Series A Private Offering	Series B	Series C	Total

Amount as of December 31, 2018	423,017	90,238	—	—	513,255
Number of shares	60,909,315	9,500,000	—	2	70,409,317

Net value of Series A shares on February 13, 2019	55,000	—	—	—	55,000
Number of shares	5,500,000	—	—	—	5,500,000
Net value of Series A shares on July 25, 2019	91,143	—	—	—	91,143
Number of shares	10,906,257	—	—	—	10,906,257
Series A shares to be granted in LTIP	—	1	—	—	1
Number of shares	—	317,932	—	—	317,932

Amounts as of December 31, 2019	569,160	90,239	—	—	659,399
Number of shares	77,315,572	9,817,932	—	2	87,133,506

Series A shares to be granted in LTIP	—	1	—	—	1
Number of shares	—	717,782	—	—	717,782

Amounts as of December 31, 2020	569,160	90,240	—	—	659,400
Number of shares	77,315,572	10,535.714	—	2	87,851,288

Series A shares to be granted in LTIP	—	1	—	—	1
Number of shares	—	778,591	—	—	778,591
Reduction of share capital adopted at the Ordinary General Shareholders’ meeting on December 14, 2021	(72,695)	—	—	—	(72,695)
Number of shares	—	—	—	—	—

Amounts as of December 31, 2021	496,465	90,241	—	—	586,706
Number of shares	77,315,572	11,314,305	—	2	88,629,879

1) Series A Publicy Traded Shares
On August 15, 2017, the Company concluded its IPO in the BMV; as a result, 65,000,000 Series A ordinary shares were issued for 650,017 less issuance costs for 9,988. These Series A ordinary shares were swapped during the first 24 months of the IPO or upon choosing the shareholders when the initial business combination was approved.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

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
On April 4, 2018, the Company conducted its initial business combination for 653,781 less issuance costs for 26,199, and these funds are related to amounts accumulated in the escrow account.
About 31.29% of holders of Series A redeemable shares exercised the abovementioned right of reimbursement; thus, 20,340,685 shares were redeemed for 204,590. Funds were provided by cash deposited in the escrow account. The remainder holders of Series A redeemable shares decided not to exercise their right of renewal (see Note 34); as a consequence, 442,491 were capitalized net of offering expenses paid for 6,700 that were capitalized as of that date. Moreover, on that same date, the Company paid deferred offering expenses related to the IPO for 19,500. The capitalization of 442,491 generated no cash flows, whereas offering expenses were paid using revenue held in the escrow account.
On February 13, 2019, the Company completed the sale of 5,500,000 Series A shares and 5,000,000 warrants to purchase Series A shares for an amount of 55,000 agreed upon with Kensington Investments B.V., according to a forward purchase agreement and the subscription commitment.
On July 25, 2019, the Company made a public offer in Mexico and the United States by placing 10,906,257 Series A shares as follows:
(i) An international offer in the United States
and other countries other than Mexico of 10,091,257 American Depositary Shares (“ADS”), each representing a Series A share at a price of 9.25 US/ADS. ADS are listed in the NYSE under ticker symbol “VIST”; and
(ii) A simultaneous offer
in Mexico of 815,000 Series A shares at a price in Mexican pesos equal to US 9.25 per Series A share.
For the global offer, the Company obtained funds net of issuance expenses for 91,143.
2) Series A Private Offering
On December 18, 2017, the Shareholders’ Meeting approved an increase in variable capital stock for 1,000 through the subscription of 100,000,000 Series A shares as the result of a potential initial business combination.
On April 4, 2018, 9,500,000 Series A shares were fully paid and subscribed for 95,000 through a share subscription process approved by the shareholders. In addition, 500,000 Series A ordinary shares were committed for 5,000 as part of the same subscription process. The costs related to the share subscription process stood at 4,073.
As disclosed in Note 34, on March 22, 2018, the Company’s shareholders approved that 8,750,000 be maintained in Treasury to implement the LTIP at the discretion of the plan administrator based on the independent experts’ opinion.
The remainder Series A ordinary shares issued on December 18, 2017, that were not used to complete the aforementioned share subscription process or LTIP were settled on April 4, 2018, according to the terms approved by the shareholders on December 18, 2017. As part of the LTIP, the Company will sign a trust agreement (the “administrative trust”) to deposit Series A shares to be used by virtue of such agreement.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

During the year ended December 31, 2021, 2020 and 2019, 778,591, 717,782 and 317,932 Serie A shares were issued as part of the LTIP granted to Company employees.
On December 14, 2021, the Shareholders’ Meeting approved the reduction of the variable portion of the Company’s capital stock of 72,695, for the absorption of accumulated losses as of September 30,2021, shown on the Company’s nonconsolidated financial statements. This transaction did not require the cancellation of Series A shares as they have no nominal value, likewise, this operation did not generate any tax effect in Mexico.
As of December 31, 2021, 2020, and 2019, the Company´s variable capital stock amo unts to 88,629,877, 87,851,286, and 87,133,504 fully subscribed and paid Series A shares with no face value, respectively, each entitled to one vote. As of December 31, 2021, 2020, and 2019, the Company’s authorized capital includes 40,162,362, 40,940,953, and 41,658,735 Series A ordinary shares held in Treasury, that may be used with warrants, forward purchase agreements and LTIP.
3) Series B
Before the Company’s initial global offer, through shareholders’ unanimous resolutions dated May 30, 2017, it was decided, among other issues, that the variable portion of the Company’s equity be increased by 25,000 through the issuance of ordinary shares with no nominal value.
On April 4, 2018, these shares were converted into Series A shares.
4) Series C
The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Class C shares.
21.2 Capital risk management
Upon managing its capital, the Company aims at protecting its capacity to continue operating as a going concern and generate profit for its shareholders and benefits for other stakeholders, as well as maintain an optimal capital structure.
To such end, the Company can adjust the amount of dividends paid to shareholders or repay capital; issue new shares; or implement programs to repurchase shares or sell assets to reduce the payable amount. The Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing: (i) the net debt (borrowings and liabilities for total leases less cash, banks and short-term investments) by (ii) total equity (shareholders’ equity plus reserves disclosed in the statement of financial position).
The leverage ratio as of December 31, 2021, and 2020, is as follows:

	As of December 31, 2021	As of December 31, 2020

Total borrowings and lease liabilities	638,047	563,467
Less: Cash, bank balances and other short-term investments	(315,013)	(202,947)

Net debt	323,034	360,520
Total equity	565,259	508,518

Leverage ratio	57.00%	71.00%
No changes were made in capital management objectives, policies or processes for the years ended December 31, 2021, and 2020.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 22. Provisions

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Well plugging and abandonment	28,920	23,349
Environmental remediation	737	560

Total noncurrent	29,657	23,909

	As of December 31, 2021	As of December 31, 2020
Current
Well plugging and abandonment	1,876	584
Environmental remediation	862	1,141
Contingencies	142	359

Total current	2,880	2,084

22.1 Provision for well plugging and abandonment
According to applicable regulations in the countries where the Company (either directly or indirectly through its subsidiaries) conducts oil and gas exploration and production activities, it should carry costs related to well plugging and abandonment. As of December 31, 2021, the Company created a trust to plug and abandon wells in Mexico; however, it did not grant any asset as security to settle these obligations in Argentina.
The provision for well plugging and abandonment represents the present value of dismantling costs related to oil and gas properties expected to be incurred through the end of each concession, when oil and gas producing wells are expected to cease operations. These provisions were created based on the operator’s or the Company’s internal estimates, as appropriate.
Assumptions based on the current economic context were made, so the Company considers that it is a reasonable basis to estimate future liabilities. These estimates are reviewed periodically to consider substantial changes in assumptions. However, the actual costs of well plugging and abandonment will ultimately depend on future market prices for the plugging and abandonment works needed. Moreover, wells will probably be plugged and abandoned when plots of land cease to produce at economically feasible rates. They will also depend on oil and gas future prices, which are uncertain by nature.
The discount rate used in calculating the provision as of December 31, 2021, ranges between 10.8% and 14.9% whereas it ranges between 9.32% and 12.42% as of December 31, 2020
.
The Company conducted a sensibility analysis related to the discount rate. The increase or decrease of such rate by 1% would have no significant impact on well plugging and abandonment.
Below are the changes in the provision for well plugging and abandonment for the year:

	As of December 31, 2021	As of December 31, 2020

Amounts at beginning of year	23,933	21,748
Discount for well plugging and abandonment (Note 11.3)	2,546	2,584
Increase / (Decrease) in the change in capitalized estimates (Note 13)	2,112	(366)
Decrease from transfer of interest in CASO (Note 1.3)	(630)	—
Increase from acquisition of AFBN assets (Note 1.5)	2,773	—
Foreign exchange differences	62	(33)

Amounts at end of year	30,796	23,933

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

22.2 Provision for environmental remediation
The Company performs environmental impact assessments for new projects and investments, and the environmental requirements and restrictions imposed on these new projects had no major adverse effects on the Company’s businesses to date.
The Company conducted a sensibility analysis related to the discount rate. The increase or decrease of such rate by 1% would have no significant impact on the environmental remediation obligation.
Below are the changes in the provision for environmental remediation for the year:

	As of December 31, 2021	As of December 31, 2020

Amounts at beginning of year	1,701	2,499
Increases (Note 10.2)	1,029	463
Foreign exchange differences	(1,131)	(1,261)

Amounts at end of year	1,599	1,701

22.3 Provision for contingencies
The Company (directly or indirectly through its subsidiaries) is part of commercial, tax and labor litigations and claims arising from the ordinary course of business. Upon estimating the amounts and likelihood of occurrence, the Company considered its best estimate with the assistance of its legal and tax advisors.
The assessment of the estimates may change in the future due to new developments or unknown events upon assessing the provision. Consequently, the adverse resolution of the proceedings and claims assessed could exceed the provision set.
The Company’s total claims and legal actions amount t
o 217, and 428, from which it has estimated a probable loss of 142
,
and
359,
as of December 31, 2021, and 2020, respectively.
Moreover, as of December 31, 2021, and 2020, the Company is involved in certain labor, civil and commercial claims fo
r 75 and 69,
respectively, for which no provision has been booked as it is unlikely that a cash outflow will be required to settle the obligation (see Note 29 to obtain further information on the main contingencies of December 31, 2021, and 2020).
The Company, considering its legal counsel’s opinion, estimates that the provision amount is sufficient to cover potential contingencies. It has booked a provision or disclosed all claims or other issues in these consolidated financial statements, either individually or in the aggregate.
Below are the changes in the provision for contingencies for the year:

	As of December 31, 2021	As of December 31, 2020

Amounts at beginning of year	359	322
Increases (Note 10.2)	652	267
Foreign exchange differences	(345)	(230)
Amounts incurred for payments	(524)	—

Amounts at end of year	142	359

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 23. Employee benefits
Below are the main characteristic of the benefit plans originally granted to certain employees:
The plan applies to Company employees that meet certain conditions, such as, for example, having participated uninterruptedly in the defined benefit plan, and that, having joined the Company before May 31, 1995, they have the required number of years in service and are therefore eligible to a certain amount according to plan provisions.
It is based on the last computable salary and the number of years worked after deducting the benefits from the Argentine pension system managed by the Federal Social Security Administration (“ANSES” by Spanish acronym).
Upon retirement, these employees are entitled to a monthly payment at constant value that is updated every year-end
by the IPC published by the Argentine Institute of Statistics and Census (“INDEC by Spanish acronym). If the variation exceeds 10% during a certain year, the payment will be adjusted temporarily once the percentage is exceeded.
The plan is backed by assets deposited exclusively by the Company and with no employee contributions to the trust fund. Fund assets may be invested by the Company in monetary market instruments denominated in US dollars or certificates of deposit to preserve accumulated capital and obtain returns in line with a moderate risk profile. Funds are mainly invested in US bonds, Treasury bonds and trade notes with quality ratings.
The Bank of New York Mellon is the trustee, and Willis Towers Watson is the business agent. Should there be an excess (duly certified by an independent actuary) of funds to be used to settle the benefits granted under the plan, the Company will be entitled to use it, in which case the trustee should be notified.
The following charts summarize the components of net expenses and the obligation recognized in the consolidated financial statements:

	Year ended December 31, 2021	Year ended December 31, 2020

Cost of the current services	(28)	(60)
Cost of interest	(219)	(190)

Total	(247)	(250)

	As of December 31, 2020
	Present value of the obligation	Asset’s plan	Net liabilities
Amounts at beginning of year	(12,351)	7,882	(4,469)
Items classified as loss or profit
Cost of services	(60)	—	(60)
Cost of interest	(587)	397	(190)
Items classified in other comprehensive income
Actuarial remediation (losses)	735	(275)	460
Benefit payments	798	(798)	—
Payment of contributions	—	798	798

Amounts at end of year	(11,465)	8,004	(3,461)

	As of December 31, 2021
	Present value of the obligation	Asset’s plan	Net liabilities

Amounts at beginning of year	(11,465)	8,004	(3,461)
Items classified as loss or profit
Cost of services	(28)	—	(28)
Cost of interest	(610)	391	(219)
Items classified in other comprehensive income
Actuarial remediation (losses)	(4,394)	(119)	(4,513)
Benefit payments	1,081	(1,081)	—
Payment of contributions	—	399	399

Amounts at end of year	(15,416)	7,594	(7,822)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The fair value of asset’s plan as of every year end per category, is as follows:

	As of December 31, 2021	As of December 31, 2020

Cash and cash equivalents	7,594	—
US Government bonds	—	8,004

Total	7,594	8,004

Below are the estimated payments of benefits expected for the next 10 (ten) years. The amounts in the chart show nondiscounted cash flows; thus, they do not reconcile with the obligations booked as of year-end:

	As of December 31, 2021	As of December 31, 2020

Less than 1 year	1,204	901
1 to 2 years	1,232	889
2 to 3 years	1,213	899
3 to 4 years	1,213	884
4 to 5 years	1,198	885
6 to 10 years	5,752	4,239
Below are the significant actuarial estimates used:

	As of December 31, 2021	As of December 31, 2020

Discount rate	5%	5%
Asset rate of return	5%	5%
Salary rise	1%	1%
The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.
Should the discount rate be 1% higher (lower), the defined benefit obligation would decrease by 1,298 (increase by 1,526) as of December 31, 2021.
Should the expected salary rise increase (decrease) by 1%, the defined benefit obligation would go up by 91 (go down by 87) as of December 31, 2021.
This sensitivity analysis was determined based on reasonably possible changes in the related assumptions as of every reporting year-end
based on a change in an assumption with the rest held constant. This is unlikely to occur in actual facts and the changes in some assumptions may be related. Therefore, the analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change with respect to the previous year.
Moreover, upon filing the previous sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method as of every reporting year-end,
which is the same as the method applied to calculate the defined benefit obligation liability recognized in the statement of financial position.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

There were no changes in the methods and assumptions used in preparing prior-year sensitivity analyses.
Note 24. Salaries and payroll taxes

	As of December 31, 2021	As of December 31, 2020
Current

Provision for gratifications and bonus	12,102	7,029
Salaries and social security contributions	5,389	4,479

Total current	17,491	11,508

Note 25. Other taxes and
royalties

	As of December 31, 2021	As of December 31, 2020
Current

Royalties	9,547	4,152
Tax withholdings	873	843
VAT	33	46
Other	919	76

Total current	11,372	5,117

Note 26. Trade and
other
payables

	As of December 31, 2021	As of December 31, 2020
Noncurrent
Accounts payables:
Payables to partners for joint operations (1)	50,159	—

Total noncurrent accounts payables	50,159	—

Total noncurrent	50,159	—

Current
Accounts payables:
Suppliers	119,255	117,409

Total current accounts payables	119,255	117,409

Other accounts payables:
Payables to partners for joint operations (1)	19,007	664
Extraordinary fee for Gas IV Plan (Note 2.5.3.2)	220	—
Extraordinary fee for the RI program (Note 2.5.3.1)	—	546

Total other current accounts payables	19,227	1,210

Total current	138,482	118,619

(1)	As of December 31, 2021, including 50,159 and 18,913 in noncurrent and current accounts, respectively, related to the carry agreement mentioned in Note 1.5, recognized at present value.

Except as mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair
value. The carrying amount of noncurrent trade and other payables does not differ considerably from its fair value.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 27. Related parties transactions and balances
Note 2.3 provides information on the Company’s structure.
Key management personnel remuneration
Below are the amounts recognized in the consolidated statements of profit or loss and other comprehensive income related to Company key personnel:

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019

Short-term benefits	11,626	7,273	9,080
Share-based payment transactions	8,875	8,699	9,175

Total compensation paid to key personnel	20,501	15,972	18,255

Note 28. Aleph Midstream S.A.
As of December 31, 2018, the Company owned all Aleph shares. On June 27, 2019, VISTA signed an investment agreement with an affiliate of Riverstone (related party) and an affiliate of Southern Cross Group (jointly, the “partners”), to invest in Aleph, a midstream company operating in Argentina.
Under this agreement, it was agreed that a group of assets be spun off and transferred to Aleph in exchange for equity through a spin-off
merger agreement as defined below:
On July 17, and 18, 2019, the Board of Vista Argentina and Aleph, respectively, decided to begin formalities to carry out the spin-off
merger as follows: (i) the spin off by Vista Argentina of a portion of equity
(“spin-off
equity”) so that Aleph may implement an infrastructure project for processing and transporting hydrocarbons, such as crude oil and gas in the Neuquén Basin, Argentina, including, among other assets and liabilities: (1) the crude oil treatment plant located in Entre Lomas, the gas treatment plant located in Entre Lomas, the crude oil treatment plant located in 25 de Mayo-Medanito SE, the production water treatment facilities related to the crude oil treatment plants in Entre Lomas and 25 de Mayo-Medanito SE; (2) the pipelines that connect these plants with the trunk crude oil transportation system operated by Oldelval S.A. and trunk gas transportation system operated by Transportadora del Gas del Sur S.A., and (ii) the absorption by Aleph of the spun-off
equity; and (iii) the assumption and continuation by Aleph of the Company’s activities and obligations related the spun-off
equity.
As from the
spin-off
date, Aleph can assume the exploitation of the assets spun off by Vista Argentina.
On February 26, 2020, the Company’s Board approved certain changes in the Company’s interests in Aleph’s capital structure. The Company entered into an agreement with the partners to repurchase their interests in Aleph’s subscribed and outstanding capital for 37,500 (an amount equal to the capital amount actually contributed by Aleph to the partners). It made such payment on March 31, 2020, and Aleph became a wholly owned subsidiary of the Company as from that date.
On May 28, 2021, VISTA’s Board finally decided to render ineffective the spin-off/merger
agreement with Aleph due to the changes in the variables considered upon agreeing the reorganization.
Note 29. Commitments and contingencies
For a description of the Company’s commitments and contingencies related to its oil and gas properties, see Note 30.3 and 30.4.
29.1 Asociación de Superficiarios de la Patagonia (“ASSUPA” by Spanish acronym)
On July 1, 2004, Vista Argentina was notified of a claim filed against it. In August 2003, ASSUPA filed a lawsuit against 18 (eighteen) companies operating exploitation concessions and exploration permits in the Neuquén basin, including Vista Argentina.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

ASSUPA claims remediation for the environmental damages supposedly caused by hydrocarbon exploitation activities, the creation of an environment restoration fund, and the implementation of measures to prevent future environmental damages. The plaintiff called the meeting of the Argentine government, the Argentine Federal Council for the Environment (“COFEMA” by Spanish acronym), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza, and the National Ombudsman. The plaintiff requested, as a precautionary measure, that the accused parties refrain from conducting activities that harm the environment. Both the subpoena of the National Ombudsman and the preliminary request were rejected by the Argentine Supreme Court of Justice. The Company responded the claim by requesting its dismissal and opposing to the plaintiff’s request.
On December 30, 2014, the Argentine Supreme Court of Justice issued two interlocutory orders. The order related to the Company supported the claim of the Provinces of Neuquén and La Pampa and declared that all environmental damages related to local and provincial situations were outside the scope of its original jurisdiction and that only “interjurisdictional situations” (such as the Río Colorado basin) would fall under its jurisdiction. The Argentine Supreme Court of Justice also rejected the precautionary measures and other related proceedings. Vista Argentina, considering the legal counsel’s opinion, concluded that it is unlikely that a cash outflow be required to settle this obligation.
As of the date of issuance of these financial statements, before the case is opened for trial, the parties are answering the notices served regarding the prior exceptions and challenges against the evidence filed, which are pending resolution
.

Note 30. Operations in hydrocarbon consortiums
30.1 General considerations
Hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the federal or provincial government based on the free availability of hydrocarbons produced.
30.2 Oil and gas areas and interests in joint operations
As of December 31, 2021, 2020, and 2019, the Company, through its subsidiaries, is the owner and part of the joint operations and consortia for oil and gas exploration and production, as shown below:

Name	Location	Equity interest			Operator	Up to year
		2021	2020	2019
Argentina
25 de Mayo - Medanito S.E.	Río Negro	100%	100%	100%	Vista Argentina	2026
Jagüel de los Machos	Río Negro	100%	100%	100%	Vista Argentina	2025
Bajada del Palo Este	Neuquén	100%	100%	100%	Vista Argentina	2053
Bajada del Palo Oeste	Neuquén	100%	100%	100%	Vista Argentina	2053
Entre Lomas	Río Negro	100%	100%	100%	Vista Argentina	2026
Entre Lomas	Neuquén	100%	100%	100%	Vista Argentina	2026
Agua Amarga - “Charco del Palenque”	Río Negro	100%	100%	100%	Vista Argentina	2034
Agua Amarga - “Jarilla Quemada”	Río Negro	100%	100%	100%	Vista Argentina	2040
Coirón Amargo Sur Oeste	Neuquén	—%	10%	10%	Shell Argentina S.A.	2053
Coirón Amargo Norte	Neuquén	84.62%	84.62%	55%	Vista Argentina	2036
Acambuco - “San Pedrito”	Salta	1.5%	1.5%	1.5%	Pan American Energy	2036
Acambuco - “Macueta”	Salta	1.5%	1.5%	1.5%	Pan American Energy	2040
Sur Río Deseado Este	Santa Cruz	—%	16.9%	16.9%	Alianza Petrolera Argentina S.A.	2021
Águila Mora	Neuquén	90%	90%	90%	Vista Argentina	2054
Aguada Federal	Neuquén	50%	—%	—%	Wintershall	2050
Bandurria Norte	Neuquén	50%	—%	—%	Wintershall	2050

Mexico
Area CS-01	Tabasco	100%	50%	50%	Vista Holding II	2047
Area A-10	Tabasco	—%	50%	50%	Jaguar	2047
Area TM-01	Veracruz	—%	50%	50%	Jaguar	2047

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Below is the summarized financial information on the joint operations involving the Company, which assets, liabilities, revenue and expenses are not fully consolidated in the Company’s financial statements. The summarized financial information disclosed below represents the amounts under IFRS of the related interests adjusted by the Company for accounting purposes.

	As of December 31, 2021	As of December 31, 2020

Assets
Noncurrent assets	88,927	11,465
Current assets	6,432	3,967

Liabilities
Noncurrent liabilities	57,088	1,353
Current liabilities	23,913	3,509

	Year ended December 31,2021	Year ended December 31,2020	Year ended December 31,2019

Revenue from contracts with customers	3,200	2,490	4,522
Operating costs	(4,513)	(4,914)	(9,103)
Selling expenses	(256)	(4)	(106)
General and administrative expenses	(953)	(1,760)	(1,488)
Exploration expenses	(446)	(646)	(667)
Other operating income and expenses	(8,076)	(1,385)	(74)
Financial results, net	(457)	56	(961)

Total	(11,501)	(6,163)	(7,877)

30.3 Concessions and changes in working interests in oil and gas exploitation properties
30.3.1 Entre Lomas area
Vista Argentina (formerly known as Petrolera Entre Lomas S.A. or “PELSA”) is the operator and holder of all hydrocarbon exploitation concessions in Entre Lomas (“ELo”), located in the Provinces of Río Negro and Neuquén. Concession agreements, renegotiated in 1991 and 1994, respectively, granted the free availability of crude oil and natural gas produced, and were effective through January 21, 2016.
On December 9, 2014, Vista Argentina reached a renegotiation agreement with the Province of Río Negro for the concession of
100
% of ELo area, approved by Provincial Decree No. 1,706/2014, whereby the concession was extended for
10
(ten) years through January 2026, and undertook, among other conditions, to pay a fixed bonus and a contribution to the social development and institutional consolidation, a supplementary contribution equal to
3
% of oil and natural gas production, and a major reserve and resource development and exploration plan, and environmental remediation.
Moreover, Neuquén’s provincial government agreed to extend ELo concession agreement related to the Province of Neuquén for 10 (ten) years through January 2026. Pursuant to the extension agreement, Vista Argentina agreed to invest ARS 237 million in future exploitation and exploration activities to be developed in the aforementioned operating concession. Royalties increased from the prior 12% rate to 15% and could go up to 18%, depending on future increases in the selling price of hydrocarbons produced.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

30.3.2 Bajada del Palo Oeste and Bajada del Palo Este areas
On December 21, 2018, through Decree No. 2,357/18, the Province of Neuquén approved the division and conversion of the operating concession in Bajada del Palo; in two unconventional hydrocarbon operating concessions (“CENCH” by Spanish acronym)
so-called
Bajada del Palo Este and Bajada del Palo Oeste for 35 (thirty-five) years, including the payment of 12% royalties for the new production of unconventional formations. This decree replaces the conventional operating concession initially granted.
In turn, Vista Argentina paid the following items to the Province of Neuquén: (i) an exploitation bonus for 1,168; (ii) an infrastructure bonus for about 2,796; and (iii) 3,935 as corporate social responsibility. Vista Argentina also paid 1,102 as stamp tax and committed to a major reserve development and exploration plan in the area (for further information on investment commitments, see Note 30.4).
On June 28, 2021, as mentioned in note 1.2, Vista Argentina entered into a farmout agreement with Trafigura, whereby it undertook to develop, initially, 5 (five) pads made up of 4 (four) wells each in Bajada del Palo Oeste area.
By virtue of the farmout agreement, a joint venture was established and Trafigura was entitled to contractual rights for 20% of hydrocarbon output in the pads under the agreement and bear 20% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.
Vista Argentina maintains the operation in Bajada del Palo Oeste and 100% ownership of CENCH.
30.3.3 Agua Amarga area
Vista Argentina is the owner and operator of “Charco del Palenque” and “Jarilla Quemada” operating lots in Agua Amarga, located in the Province of Río Negro.
In 2007, Vista Argentina obtained the exploration permit in Agua Amarga, Province of Río Negro, through Provincial Decree No. 557/07, and the related agreement was signed on May 17, 2007. Based on the results of the exploration conducted in Agua Amarga, the Province of Río Negro granted the operating concession of Charco del Palenque through Provincial Decree No. 874 on October 28, 2009, as amended by Decree No. 922 of November 13, 2009, for 25 (twenty-five) years.
The enforcement authority of the Province of Río Negro accepted the addition of Meseta Filosa to Charco del Palenque concession previously granted through Provincial Decree No. 1,665 of November 8, 2011, published in the Official Bulletin No. 4,991 on December 1, 2011.
Then, the enforcement authority of the Province of Río Negro approved the addition of Charco del Palenque Sur to Charco del Palenque concession previously granted through Provincial Decree No. 1,199 of August 6, 2015. Besides, on that same day, Provincial Decree No. 1,207 granted the operating concession of Jarilla Quemada lot to Vista Argentina.
The operating concession on “Charco del Palenque” lot is effective through 2034 and the operating concession of “Jarilla Quemada” lot is in place until 2040.

30.3.4 Coirón Amargo Norte and Coirón Amargo Sur Oeste
Originally, the Joint operating agreement (“JOA”) Coirón Amargo owned an area located in the Province of Neuquén made up of an operating concession (“Coirón Amargo Norte”) and an evaluation lot (“Coirón Amargo Sur”) due in 2036 and 2017, respectively.
On July 11, 2016, the partners of UT Coirón Amargo signed agreements to assign their interests whereby the area was divided in three independent lots: Coirón Amargo Norte (“CAN”), CASO and Coirón Amargo Sur Este (“CASE.”)
Coirón Amargo Norte
CAN was made up of APCO Oil & Gas S.A.U. (“APCO SAU”, currently Vista Argentina) with a 55% working interest, Madalena Energy Argentina S.R.L. (“Madalena”) with a 35% working interest, and Gas y Petróleo de Neuquén S.A. (“G&P”) with the remainder 10%. Vista Argentina is the operator as from the date. The operating concession expires in
2036.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

According to the Operating Committee’ minutes of December 28, 2017, the carry agreement was signed; thus, the contributions made and to be made will be recognized as higher assets or expenses, as the case may be, in terms of the amounts actually disbursed by them, regardless of contractual equity interests.
As from that date and until June 2020, Vista Argentina recognized its 61.11% interest in this joint operation, which is made up of its 55% contractual equity interest plus the 6.11% incremental portion acquired from G&P.
On July 7, 2020, due to the default in payment by partner Madalena and in agreement with Coirón Amargo Norte JOA, Vista Argentina, together with its partner GyP decided to remove Madalena from the agreement by subscribing addendum VIII to the venture agreement for the exploration and exploitation of CAN.
Ministry of Energy and Natural Resources Resolution No. 71/20 approved addendum VIII to the venture agreement and Decree No. 1,292/2020 of November 6, 2020, ratified such approval retroactively. Consequently, the Company, through its subsidiary Vista Argentina, increased its interest in the aforementioned JOA from 55% to 84.62% for no consideration.
As from that date, and maintaining the abovementioned carry system, the Company recognizes all its interests in this joint operation in its consolidated financial statements.
Coirón Amargo Sur Oeste
The partners of this joint operation were initially APCO SAU (currently Vista Argentina) with a 45% interest, O&G Development Ltd. S.A. (“O&G”, currently Shell Argentina S.A. or “Shell”) with 45%, and G&P with the remainder 10%.
On August 22, 2018, Vista Argentina assigned to O&G, a subsidiary owned by Royal Dutch Shell plc. (“Shell”), a 35% nonoperated interest in CASO through the swap agreement described in Note 30.3.5.
On September 25, 2018, through Decree No. 1,578/18, CASO evaluation plot became a CENCH for 35 (thirty-five) years, maturing in 2053.
As mentioned in Note 1.3. through Decree No. 1,027/2021 of June 24, 2021, the Province of Neuquén approved the amendment of the venture agreement whereby Vista Argentina assigned its 10% working interest in the venture agreement over CASO area to Shell with retroactive effects as of April 1, 2021. Therefore, as of the date of issuance of these financial statements, Vista Argentina has no interests whatsoever in CASO area.

30.3.5 Águila Mora
On August 22, 2018, APCO SAU (currently Vista Argentina) signed an assignment agreement (the “Águila Mora swap agreement”) whereby:
(i) Vista Argentina assigned to O&G a 35% nonoperated working interest in CASO’s oil & gas properties;
(ii) O&G assigned to Vista Argentina a 90% operated working interest in Águila Mora’s oil and gas properties, plus a contribution up to 10,000 to refurbish its existing water infrastructure to benefit Shell and Vista Argentina operations.
Águila Mora swap agreement obtained the approvals from the Province of Neuquén on November 22, 2018. Therefore, as from that date, the Company retained a 10% working interest in CASO’s oil and gas properties and acquired a 90% working interest in Águila Mora’s oil and gas properties, becoming the operator according to the swap agreement. This transaction was measured at the fair value of the interest held by the participant assigned to O&G, and no profit or loss was booked as the result of the transaction.
Vista Argentina was notified of Decree No. 2,597 granted by the Governor of the Province of Neuquén whereby G&P was granted the unconventional operating concession of Águila Mora area for 35 (thirty-five) years as from November 29, 2019 (renewable at due date provided that certain conditions are met for successive 10 (ten) year periods), replacing the unconventional exploration permit previously granted.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Vista Argentina maintains for such area a carry agreement for the interest in G&P and includes all its interests in this joint operation in the consolidated financial statements
(
for further information on investment commitments, see Note 30.4).
30.3.6. Jagüel de los Machos
Jagüel de los Machos is an operating concession located in the Province of Río Negro.
Presidential Decree No. 1,769/90 granted a 25 (twenty) year operating concession on Jagüel de los Machos area to Compañía Naviera Pérez Companc S.A.C.F.I.M.F.A. (predecessor of Pampa Energía S.A.).

Then, through Province of Río Negro Decree No. 1,708/08, the operating concession was extended for 10 (ten) additional years, through September 6, 2025.
On April 4, 2018, Pampa Energía S.A. assigned to Vista Argentina 100% of its working interest in Jagüel de los Machos operating concession, and the Province of Río Negro issued Decree No. 806/19 approving such assignment on July 11, 2019.
30.3.7. 25 de Mayo – Medanito S.E.
25 de Mayo – Medanito S.E. is an operating concession located in the Province of Río Negro.
Presidential Decree No. 2,164/91 converted the agreement concerning 25 de Mayo-Medanito SE area into an operating concession for 25 years in favor of Compañía Naviera Pérez Companc S.A.C.F.I.M.F.A. (predecessor of Pampa Energía
S.A.). Then,
through Province of Río Negro Decree No. 1,708/08, the operating concession was extended for 10 (ten) additional years, through October 28, 2026.
On April 4, 2018, Pampa Energía S.A. assigned to Vista Argentina 100% of its interest in operating concession 25 de Mayo – Medanito SE, and the Province of Río Negro issued Decree No. 806/19 approving such assignment on July 11, 2019.
30.3.8. Acambuco
The Company has a 1.5% working interest in operating concession Acambuco, located in the Northwest basin, Province of Salta. The operating concession operator is Pan American Energy LLC (Sucursal Argentina) with a 52% working interest. The remainder partners are YPF S.A., Shell Argentina S.A., and Northwest Argentina Corporation with an equity of 22.5%, 22.5% and 1.5%, respectively.
The operating concession Acambuco includes two operating plots:
(i) San Pedrito, which was declared to be marketable on February 14, 2001, and expires in 2036.
(i) Macueta, which was declared to be marketable on February 16, 2005, and expires in 2040.

30.3.9. Sur Rio Deseado Este
On March 21, 2021, the 25 (twenty-five) year term of Sur Río Deseado Este concession in the Golfo San Jorge basin, Province of Santa Cruz, in which Vista Argentina had a 16.94% interest, expired. The operator was Alianza Petrolera Argentina S.A. (“Alianza”) with a 79.05% interest, and SECRA S.A. had the remaining 4% interest. Moreover, Vista Argentina had a 44% interest in an exploration agreement in a portion of Sur Río Deseado concession; the operator of such agreement is Quintana E&P Argentina S.R.L.
As of the date of these financial statements, Alianza is going through the administrative formalities to complete the process to restore the area to the Province of Santa Cruz. The expenses required by such process should be assumed by the partners according to their interests in the area. Therefore, as of the date of issuance of these financial statements, Vista Argentina has no interest whatsoever in the operating concessions of Sur Río Deseado Este; and the results of assets and liabilities disposal it recognized in “Other operating income” under “Gain from assets disposal” for a total amount of 13 (see Note 10.1).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

30.3.10 Aguada Federal
As mentioned in Note 1.5, on September 16, 2021, the Company, through its subsidiary Vista Holding I, acquired 100% of the shares directly and indirectly held in ConocoPhillips Argentina Ventures SRL (known to date as “Vista AFBN S.R.L”).
AFBN owns 50% of the nonoperated interest in the nonoperated concession of Aguada Federal granted by the Province of Neuquén that expires in 2050. As of the date of acquisition, this area had no pending investment commitments and was operated by Wintershall, the owner of the remainder 50%.
In addition, on January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the remainder 50% of the interest operated in Aguada Federal concession from Wintershall (see Note 3
5
).
Aguada Federal is located in a black oil window in Vaca Muerta. A total of 6 horizontal wells were drilled, and hydrocarbons were extracted from all of them.
As of December 31, 2021, and 2020, there were no certified proved reserves in the area. The Company estimates that there are up to 150 locations of new wells (at 100%) to be drilled in this area.
30.3.11 Bandurria Norte
As mentioned in Note 1.5, on September 16, 2021, the Company, through its subsidiary Vista Holding I, acquired 100% of the shares directly and indirectly held in ConocoPhillips Argentina Ventures SRL (known to date as “Vista AFBN S.R.L”).
AFBN owns 50% of the nonoperated interest in the nonoperated concession of Bandurria Norte granted by the Province of Neuquén that expires in 2050. As of the date of acquisition, this area had no pending investment commitments and was operated by Wintershall, the owner of the remainder 50%.
In addition, on January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the remainder 50% of the interest operated in Bandurria Norte concession from Wintershall (see Note 3
5
).
Bandurria Norte is located in a volatile oil window in Vaca Muerta. A total of 6 horizontal wells were drilled, and hydrocarbons were extracted from all of them.
As of December 31, 2021, and 2020, there were no certified proved reserves in the area. The Company estimates that there are up to 150 locations of new wells (at 100%) to be drilled in this area.

30.3.12 Oil and gas properties in Mexico
On October 29, 2018, the Company through its Mexican subsidiary Vista Holding II completed the acquisition, of the 50% working interest in the following oil and gas properties, which mature in 2047:

(i)	Area CS-01 (operated);

(ii)	Area A-10 (not operated); and

(iii)	Area TM -10 (not operated).
On August 3, 2020, the CNH approved the transfer of control of the operation in
CS-01
area; hence, the Company, through its Mexican subsidiary Vista Holding II, was appointed as the operator.
On December 1, 2020, Vista Holding II reached an agreement with Jaguar and Pantera, both organized under the laws of Mexico, regarding the assignment of all interest held by Vista Holding II in the hydrocarbon exploration and extraction license agreements in
A-10
and
TM-01
area to Pantera and Jaguar, respectively, as well as the assignment of Jaguar’s interest in area
CS-01
to Vista Holding II.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

On March 25, 2021, the CNH approved the assignment of all interests in Jaguar’s rights over
CS-01
area in favor of Vista Holding II. On April 29, 2021, the CNH approved the assignments of all equity interests held by Vista Holding II in
TM-01
area to Jaguar, and in
A-10
area to Pantera.
As mentioned in Note 1.4, on August 23, 2021, the Company, through Vista Holding II, transferred these assets and, consequently, (i) increased its working interest from 50% to 100% in
CS-01
operated area, and (ii) transferred all its working interests in
TM-01
and A10 area to Jaguar and Pantera, respectively.
30.4 Investment commitment
As of December 31, 2021, the Company has the following commitments pending execution:
A-
Argentina
(i) in 25 de Mayo-Medanito SE and Jagüel de los Machos (Province of Río Negro), to drill and complete 1 (one) extension well, and 1 (one) exploration well for an estimated cost of 3,240;
(ii) in ELo (Province of Río Negro), to drill and complete 4 (four) development wells and 1 (one) extension well for an estimated cost of 11,220;
(iii) in 25 de Mayo-Medanito SE and Jagüel de los Machos (Province of Río Negro), to drill and complete 13 (thirteen) workovers, and to abandon 21
(twenty-one)
wells for an estimated cost of 8,613;
(iv) in ELo (Province of Río Negro), to complete 11 (eleven) workovers, and to abandon 3 (three) wells for an estimated cost of 5,773;
(v) in Bajada del Palo Este, to drill 5 (five) horizontal wells with its related facilities for an estimated cost of 51,900; and
(vi) in Águila Mora, to drill 2 (two) horizontal wells with its related facilities and the reactivation of an existing well
(AM.x-3)
for an estimated cost of 32,750.
B-
Mexico
(i) to drill and complete 6 (six) wells in
CS-01
for an estimated cost of 14,700.
30.5 Well exploration costs
There are no balances or activity for costs of exploration wells for the years ended December 31, 2021, 2020 and 2019.

Note 31. Transport Concession
31.1 General considerations
Section 28, Argentina’s National Hydrocarbons Law, sets forth that all operating concession holders are entitled to obtain a concession for transporting hydrocarbons. In compliance with section 6, Presidential Decree No. 115/19, the transportation concessions granted after the issuance of this decree will have complete independence and autonomy from the operating concession giving rise to it so that the operating concession does not interfere or hinder by any means the term of the transportation concession. The transportation concession holder will be entitled to enter into capacity reservation agreements freely pursuant to the terms of this decree. The assignment method, prices and volumes of these agreements may be negotiated freely between the transportation concession holder and the related shippers.
31.2 Federal transportation concession
On November 22, 2019, Argentina’s Government Department of Energy issued Resolution No. 753/19 whereby it provided Vista Argentina with a crude oil transportation concession for the oil pipeline that will extend from Borde Montuoso oilfield (in Bajada de Palo Oeste, Province of Neuquén) to La Escondida pumping station (related to Allen-Puerto Rosales oilfield, Province of Río Negro), operated by Oleoductos del Valle Sociedad Anónima. In that same act, Vista Argentina assigned the concession to Aleph as part of the agreement mentioned in Note 28.
The national transportation concession is extended through December 19, 2053.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

It will transport production from Bajada de Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte, Charco del Palenque and ELo, located in the Provinces of Neuquén and Río Negro
31.3 Entre Lomas crude oil transportation concession
On December 6, 2019, the Province of Río Negro issued Decree No. 1,821/19 whereby it provided Vista Argentina with a hydrocarbon transportation concession related to ELo concerning the oil pipeline connecting the crude treatment plant located in Charco Bayo oilfield in ELo (the “PTC Elo”) to its interconnection with the crude oil trunk transportation system in La Escondida operated by Oleoductos del Valle S.A. in the Province of Río Negro, including the PTC ELo within the transportation concession.
The transportation concession was granted for a term equal to the remainder term of the operating concession of the related ELo area; i.e., until January 21, 2026.
It will transport production from ELo, Bajada del Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte, ELo and Charco del Palenque.
31.4 25 de Mayo-Medanito SE transportation concession
On December 6, 2019, the Province of Río Negro issued Decree No. 1,822/19 whereby it provided Vista Argentina with a hydrocarbon transportation concession related to 25 de Mayo-Medanito SE, Province of Río Negro, concerning the oil pipeline connecting the crude treatment plant located in 25 de Mayo-Medanito SE (Río Negro) (“PTC MED”) to its interconnection with the crude oil trunk transportation system in Medanito operated by Oleoductos del Valle S.A. in the Province of Río Negro, including PTC MED within the transportation concession.
The transportation concession was granted for a term equal to the remainder term of the operating concession of the related 25 de Mayo-Medanito area; i.e., until October 26, 2026.
It will transport production from 25 de Mayo- Medanito SE and Jagüel de los Machos.

31.5 Entre Lomas gas transportation concession
On December 6, 2019, the Province of Río Negro issued Decree No. 1,823/19 whereby it provided Vista Argentina with a hydrocarbon transportation concession related to ELo concerning the gas pipeline connecting the gas treatment plant located in Charco Bayo oilfield in ELo (the “PTG ELo”) to its interconnection with the gas trunk transportation system operated by Transportadora del Gas S.A. (“TGS”) in the Province of Río Negro, including the PTG ELo within the transportation concession.
The transportation concession was granted for a term equal to the remainder term of the operating concession of the related ELo area, i.e., until January 21, 2026.
It will transport production from ELo, Bajada del Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte and Charco del Palenque.
Note 32. Business
c
ombination
Due to the exclusion of the partner of Madalena Energy Argentina S.R.L. as mentioned in note 30.3.4, Vista Argentina acquired a 29.62% of working interest in addition to its 55%, up to 84.62%, in CAN’s concessions for no consideration, which gave rise to net assets for 1,383 and subsequent profit in the same amount, that was booked in “Other operating income” under “Bargain purchase on business combination” (see Note 10.1).
This transaction was booked as a business combination under IFRS using the acquisition method and is included in the consolidated financial statements as from the date in which the Company gained control of the additional working interest.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Note 33. Tax regulations
A-Argentina
On December 23, 2019, Law No. 27.541 on Social Solidarity and Production Reactivation in the Context of a Public Emergency, and its Administrative Order No. 58/2019, was published in the Official Bulletin. The reforms introduced are aimed at reactivating the economic, financial, fiscal, administrative, social security, tariff, energy, health and social areas, and empower the Argentine Executive to carry out the formalities and efforts needed to recover and ensure the sustainability of sovereign debt.
The main measures contained in the law and administrative order are:
33.1 Income tax
Law No. 27,430 established as follows: (i) the income tax rate for Argentine companies would be reduced gradually for undistributed earnings from 35% to 30% for years beginning January 1 through December 31, 2019, and up to 25% for the year beginning January 1, 2020; and (ii) tax on dividends or profit distributed to beneficiaries residing abroad is distributed based on the following considerations: (a) dividends from profit accrued during the years beginning January 1, 2018 through December 31, 2019, will be subject to a 7% withholding; and (b) dividends from profit accrued during the years beginning January l, 2020, will be subject to a 13% withholding.
The reform introduced by Law No. 27,541 suspended such change in rates and maintained original 30% and 7% rates for income tax and tax on dividends, respectively, until the fiscal years beginning on or after January 1, 2021.
Moreover, Law No. 27.468 established that a third of the positive or negative adjustment for inflation applicable to the three first fiscal years beginning January 1, 2019, be distributed to the year in which the adjustment was determined and the remaining two thirds to the two subsequent tax periods. This reform amended this distribution and established that a sixth of the positive or negative adjustment for the first and second year beginning January 1, 2019, be charged to the year in which the adjustment is determined and the remainder five sixths, in equal parts, to the five subsequent tax periods, whereas for years beginning January 1, 2021, 100% of the adjustment may be deducted/levied in the year in which it is determined.

On June 16, 2021, the Argentine government issued
Law No. 27,630, which introduces changes in corporate income tax rate effective for fiscal years beginning January 1, 2021. It establishes the application of gradual rates according to the level of net accumulated taxable profit. Based on Management estimates, the rate applicable to the Company stands at 35%.
33.2 Tax for an inclusive and solidary Argentina (“PAIS”)
This emergency tax is levied on the acquisition of foreign currency for five fiscal years at a 30% rate.
This tax may not be used as payment towards any other tax and is levied on the following cases: (i) purchase of bills and foreign currency for hoarding purposes; (ii) change in currency to pay the acquisitions of assets or services and contracts for works made abroad irrespective of the method of payment used; (iii) acquisition of services abroad purchased from travel and tourism agencies in Argentina; or (iv) acquisition of passenger transportation services to be used abroad.
33.3 Export duties
On May 19, 2020 Presidential Decree No. 488/2020 sets forth that export duties will be: (i) 0%
if the international price for ICE Brent 1st line is equal to or lower than US

45; or (ii) 8% if the international price for ICE Brent 1
st
line is equal to or higher than US 60. Should international price range between US 45 and US 60, the formula contained in the aforementioned decree should be used.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

33.4 Energy system
The law empowers the Argentine executive to:

i)
Maintain electricity and natural gas rates under national jurisdiction and begin a renegotiation process of the comprehensive rate review in place or begin an extraordinary review as from the entry into force of the law for a
180-day
term aimed at decreasing the burden on households, businesses and industries for 2020. The provinces are also invited to adhere to these policies to maintain the rates schedules and extraordinary renegotiation or review of the charges of the provincial jurisdictions.

ii)	Administratively intervene the ENRE (Electric power regulatory entity) and ENARGAS (Argentine gas regulatory agency) for 1 (one) year.
In the use of the powers delegated, the government announced the suspension of electricity and gas rates for the 180 days provided for in the law.

B-	Mexico
33.5 Income tax
On October 1, 2019, the Mexican government approved the 2020 tax reform, which becomes effective as from January 1, 2020. This reform includes the following:
(i) It limited the deductibility of net interest for the year, equal to the amount resulting from multiplying the taxpayer’s adjusted taxable profit by 30%. There is an exception with a cap of 20 million Mexican pesos for deductible interest at the group level in Mexico.
(ii) It amended the Mexican Tax Code to add new circumstances by virtue of which partners, shareholders, directors, managers or any other person in charge of a company’s management are considered joint and severally liable. These new circumstances apply when operating with blacklisted companies or individuals that issue electronic invoices considered inexistent transactions due to the lack of assets, personnel, infrastructure or material capacity; or when the taxpayer is not included in the Mexican Taxpayer Registry (“RFC” by Spanish acronym) or when the tax domicile is changed without filing the related notice with tax authorities in a timely manner.

The 2020 tax reform includes
 the requirement to disclose “reportable schemes” by tax advisors or taxpayers. These schemes are defined as those that generate, or may generate, a tax benefit and include: (i) restructurings; (ii) transmission of NOLs; (iii) transfer of depreciated assets that may also be depreciated by the acquirer; (iv) the use of NOLs about to become statute-barred; and (v) abuse in the application of tax treaties with foreign residents, among others.
This reform also proposes that tax evasion be considered an organized crime with the related criminal penalties.
The Company’s Management concluded that this reform had no major effects on the financial information as of December 31, 2021, and 2020.
Note 34. Share-based payments
On March 22, 2018, the Company’s shareholders authorized the implementation of the LTIP to retain key employees and empowered the Board of Directors to manage this plan. Shareholders also decided to set aside 8,750,000 Series A shares to be used in the plan.
According to the LTIP approved by the Board, this plan is effective as from April 4, 2018, and the Company manages the plan through an administrative trust.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The plan has the following benefits paid to certain executives and employees that are considered share-based payments:
34.1 Stock Options (Equity Settled)

The stock option plan grants the participant the right to acquire a number of shares during a certain term. Stock options will be vested as follows: (i) 33% during the first year; (ii) 33% during the second year, and (iii) 34% during the third year in relation to the date in which stock options are granted to participants. Once acquired, stock options may be exercised up to 5 or 10 years as from grant date. The plan establishes that the value of the shares to be granted will be determined using Black & Scholes model.
34.1.1 Movements for the year
The following table shows the number of stock options and the weighted average exercise price (“WAEP”) for the year and the movements for the years:

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Number of rights to buy	WAEP	Number of rights to buy	WAEP	Number of rights to buy	WAEP
At beginning of year	5,668,825	6.0	3,994,004	7.8	1,330,541	10.0
Granted during the year	3,455,284	2.9	1,711,307	2.1	2,704,003	6.7
Cancelled during the year	—	—	(36,486)	10.0	(40,540)	10.0
At end of year	9,124,109	4.9	5,668,825	6.0	3,994,004	7.8
The following table shows the inputs used for the plan for the year:

	2021	2020	2019

Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	34%	34%	40%
Risk–free interest rate (%)	1.4%	0.7%	2.5%
Expected life of share options (years)	10	10	5
Weighted average exercise price (US)	2.9	2.10	6.7
Model used	Black-Scholes	Black-Scholes	Black-Scholes
The remainder life of stock options is based on historical data and current expectations and is not necessarily an indication of the potential exercise patterns. Expected volatility shows the assumption that historical volatility in a period similar to the life of options is an indication of future trends, that may not be necessarily the actual result.
The weighted average fair value of options granted during the year ended December 31, 2021, 2020 and 2019 stood as 1.2, 0.9, and 2.6, respectively.
According to IFRS 2, stock option plans are classified as settled transactions at grant date. This assessment is the result of multiplying the total number of Series A shares to be deposited in the administrative trust and the price per share.
For the year ended December 31, 2021, 2020 and 2019, compensation expense booked in the consolidated statements of profit or loss and other comprehensive income stood at 4,377, 4,251, and 3,529, respectively.
34.2 Restricted Stock (Equity Settled)
One or more shares that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Restricted Stock is vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date in which the Restricted Stock are granted to the participants.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

34.2.1 Movements for the year
The following table shows the number of Series A shares and WAEP for the year and the movements during the year:

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Number of Series A shares	WAEP	Number of Series A shares	WAEP	Number of Series A shares	WAEP

At beginning of year	3,769,299	5.4	2,207,012	7.8	854,750	10.0
Granted during the year	1,993,039	2,9	1,581,037	2.1	1,356,762	6.7
Cancelled during the year	—	—	(18,750)	6.7	(4,500)	10.0
At end of year	5,762,338	4.5	3,769,299	5.4	2,207,012	7.8
According to IFRS 2, stock option pl
an
s are classified as settled transactions at grant date. This assessment is the result of multiplying the total number of Series A shares to be deposited in the administrative trust and the price per share.

For the years ended December 31, 2021, 2020 and 2019, compensation expense booked in the consolidated statements of profit or loss and other comprehensive income stood at 6,215, 6,243, and 7,126, respectively. Series A shares issued during the year are disclosed in Note 21.
All shares are considered outstanding shares for both basic and diluted earnings (loss) per share since they are entitled to dividends provided that they are reported by the Company.
Note 35. Subsequent events
The Company assessed events subsequent to December 31, 2021, to determine the need of a potential recognition or disclosure in these consolidated financial statements. The Company assessed such events through April 26, 2022, date in which these financial statements were made available for issue.

•	On January 3 and 20, 2022 Vista Argentina paid principal and interest for a total amount of 50,600 corresponding to Syndicated Loan.

•
On January 3, 2022, Vista Argentina signed a collateralized loan agreement with Banco Santander International for an amount of 13,500; at an annual fixed interest rate of 2.45% and expiration date as of January 4, 2027.

•	On January 4, 2022 , Vista Argentina paid interest for an amount of 198 corresponding to loan agreement signed with Banco Santander International in July 2021.

•	On January 14, 2022, Vista Argentina signed a loan Agreement with ConocoPhillips BV for an amount of 25,000; at an annual rate LIBOR + 2%, and expiration date as of September 16, 2026.

•
On January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions (“the Assets”), from Wintershall. Vista has agreed to pay a purchase price of 140,000, of which 90,000 was payable on the date of the transaction, and the remaining 50,000 will be payable in 8 (eight) equal quarterly instalments starting April 2022. Additionally, the transaction effectively cancels the carry consideration of 77,000 the Company had assumed on September 16, 2021, mentioned in Note 1.5.

Through the Transaction, Vista acquires 25,231 net acres, increasing its total acreage in Vaca Muerta to 183,084 acres; and also add up to 150 new well locations to its Vaca Muerta portfolio, totaling up to 850 identified new well locations.
The effective date of the Transaction is January 1, 2022. However, the final closing shall take place upon the issuance of a decree by the Province of Neuquén approving the assignment of the Assets to Vista.
On April 1, 2022, Vista Argentina paid the first instalments to Wintershall for an amount of 6,250.

•	On January 20 and 21, 2022 Vista Argentina paid principal and interest for a total amount of 892 corresponding to loan agreement signed with Banco Santander International in January, 2021.

•	On January 31, 2022 Vista Argentina paid principal and interest for a total amount of 1,788 corresponding to loan agreement signed with Banco BBVA Argentina S.A.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

•
On February 7, 2022
,
Vista Argentina paid interest for a total amount of 1,071 corresponding to ON II. Likewise, Vista Argentina completely canceled ON IV for an amount in Argentine pesos equivalent to 7,495.

•	On February 21, 2022 , Vista Argentina paid interest for a total amount of 882 corresponding to ON III.

•	On March 2, 2022 , Vista Argentina paid interest for a total amount of 3,053 corresponding to ON XI and ON XII.

•	On March 4, 2022 , Vista Argentina paid interest for a total amount of 80 corresponding to ON VI.

•	On March 10, 2022 , Vista Argentina paid interest for a total amount of 724 corresponding to ON VII and ON VIII.

•	On March 18, 2022, Vista Argentina paid interest for a total amount of 754 corresponding to ON IX and ON X.

•	On March 29 and 30, 2022, Vista Argentina completely paid the loan agreement signed with Bolsas y Mercados Argentinos S.A. for an amount in Argentine pesos equivalent to 10,208.

•	On April 4, 2022, Vista Argentina paid interest for a total amount of 164 corresponding to loan agreement signed with Banco Santander International in July 2021 and January 2022.

•
On April 26, 2022, the Shareholders´ meeting, based on the Company’s individual financial statements, approved the creation of a legal reserve and the creation of a repurchase of own shares reserve for an amount up to US$ 23.84 million to be used for the purchase of the Company’s own shares during 2022. If the maximum amount of funds set aside for the purchase are not entirely used by December 31, 2022, the Company may use the remaining amount to repurchase its own shares during 2023.

There are no other events or transactions between the closing date and the date of issuance of these consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.
Note 36. SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)
The following information on oil and gas activities was prepared according to the method established in ASC No. 932 “Extractive Activities – Oil & gas”, amended by ASU 2010—03 “Oil and Gas Reserve Estimation and Disclosure,” published by the Financial Accounting Standard Board (“FASB”) in January 2010 to align current estimation and disclosure requirements with the requirements in the final rules and interpretations issued by the Security and Exchange Commission (“SEC”), published on December 31, 2008. This information includes the Company’s oil and gas production activities in Argentina and Mexico.
Costs incurred
The following table shows capitalized costs and expenses incurred in the years ended December 31, 2021, 2020 and 2019. The acquisition of properties includes the costs incurred to acquire proved or unproved oil and gas properties. Exploration costs include the costs required to retain undeveloped properties, seismic acquisition costs, seismic data interpretation, geologic modelling, costs of drilling exploration wells and drilled well testing. Development costs include drilling costs and equipment for development wells, the construction of facilities for hydrocarbon extraction, treatment and storage and all the costs needed to maintain facilities for existing developed reserves.

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	(69,693)	—	—	—	—	278

Total acquisition of properties	(69,693)	—	—	—	—	278

Exploration	—	(561)	—	(646)	(9)	(667)
Development	(280,686)	(13,475)	(186,030)	(2,031)	(146,935)	(601)

Total costs incurred	(350,379)	(14,036)	(186,030)	(2,677)	(146,944)	(990)

VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Capitalized cost
The following table shows capitalized costs during the years ended December 31, 2021, 2020, and 2019, for proved and unproved oil and gas reserves, and accumulated depreciation:

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Proved properties (1)
Machinery, facilities, software licenses and other	37,519	476	34,407	485	29,757	40
Oil and gas properties and wells	1,614,708	34,698	1,258,223	—	1,040,250	—
Works in progress	84,978	6,267	76,924	2,632	74,924	601
Unproved properties			—	15,359	—	29,403

Gross capitalized costs	1,737,205	41,441	1,369,554	18,476	1,144,931	30,044
Cumulative depreciation	(549,885)	(281)	(364,964)	(94)	(222,847)	(3)

Total net capitalized costs	1,187,320	41,160	1,004,590	18,382	922,084	30,041

(1)	Including capitalized amounts related to well plugging and abandonment and impairment loss/reversal.
VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.
Results of operations
The following breakdown of results of operations summarizes income and expenses directly related to oil and gas production for the years ended December 31, 2021, 2020 and 2019. Income tax for these periods was calculated using statutory tax rates.

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Revenue from contracts with customers	652,187	273,938	415,976

Total revenue	652,187	273,938	415,976
Production costs excluding depreciation
Operating costs	(107,123)	(88,018)	(114,431)
Royalties	(86,241)	(38,908)	(61,008)

Total production costs	(193,364)	(126,926)	(175,439)
Exploration expenses	(561)	(646)	(676)
Discount for well plugging and abandonment liabilities	(2,546)	(2,584)	(1,723)
Reversal / Impairment of long-lived assets	14,044	(14,438)	—
Depreciation, depletion and amortization	(191,313)	(147,674)	(153,001)

Operating (loss) before income tax	278,447	(18,330)	85,137
Income tax	(83,534)	5,499	(25,541)

Oil and gas operating (loss)	194,913	(12,831)	59,596
VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.
Estimated oil and gas reserves
Proved reserves as of December 31, 2021, 2020, and 2019, are net reserves attributable to Vista audited by DeGolyer and MacNaughton for the assets located in Argentina, and Netherland Sewell & Associates for the assets located in Mexico.
Proved oil and gas reserves are the quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. In some cases, substantial investments may be required in related wells and facilities to recover proved reserves.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

The Company considers that its remaining estimated volumes of oil and gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, crude oil prices used in determining proved reserves were the average price during the 12 months prior to the end date of December 31, 2021, 2020, and 2019, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no natural gas prices available in the benchmark market in Argentina, VISTA used the average gas prices for the year to determine gas reserves. In addition, for certain gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through Plan Gas IV. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.
The independent audits carried out by DeGolyer and MacNaughton, and Netherland Sewell & Associates covered all the estimated reserves located in the areas operated and not operated by the Company in Argentina and Mexico, respectively. DeGolyer and MacNaughton, and Netherland Sewell & Associates audited the proved estimates of oil and natural gas reserves according to Rule
4-10
of Regulation
S-X
issued by the SEC, and according to the provisions for disclosing oil and gas reserves under FASB ASC Topic 932. We provided DeGolyer and MacNaughton, and Netherland Sewell & Associates with all the information requested during the audit processes. In Argentina royalties paid to the provinces have not been deducted from reported proved reserves. Gas includes gas sale and consumption.
The volumes of liquid hydrocarbons represent crude oil, condensate, gasoline and LNG to be recovered in field separation and plant processing and are reported in million barrels (“MMBbl”) The volumes of natural gas represent expected gas sales and the use of fuel in the field and are reported in billion cubic feet (“Bcf”) (10
9
) in standard conditions of 14.7 psia and 60°F. Gas volumes arise from the separation and processing in the field, which are reduced by injection, venting and shrinkage, and include the volume of gas consumed in the field for production. Natural gas reserves were converted into liquid equivalent using the conversion factor of 5.615 cubic feet of natural gas per 1 barrel of liquid equivalent.

The following tables show proved oil reserves, net (including crude oil, condensate oil and LNG) and natural gas reserves, net, as of December 31, 2021, and 2020, according to VISTA’s interest percentage in the related concessions:
Proved reserves as of December 31, 2019

Argentina	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	30.2	108.0	19.2
Proved undeveloped	40.6	64.0	11.4

Total proved reserves	70.8	172.0	30.6

Mexico	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.1	0.7	0.2
Proved undeveloped	0.1	0.1	0.0

Total proved reserves	0.2	0.8	0.2
Proved reserves as of December 31, 2020

Argentina	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	37.6	86.1	15.3
Proved undeveloped	61.8	73.9	13.1

Total proved reserves	99.4	160.0	28.4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Mexico	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.2	0.7	0.1
Proved undeveloped	0.0	0.0	0.0

Total proved reserves	0.2	0.7	0.1
Proved reserves as of December 31, 2021

Argentina	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	48.2	90.8	16.2
Proved undeveloped	95.1	99.4	17.7

Total proved reserves	143.3	190.2	33.9

Mexico	Crude oil (1)	Natural Gas	Natural Gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.3	0.2	0.0
Proved undeveloped	3.0	6.0	1.1

Total proved reserves	3.3	6.2	1.1

(1)	It refers to crude oil, condensate, and LNG.

The following table shows the reconciliation of the Company’s reserve data between December 31, 2018 and December 31,2019:

	Crude oil (4)	Natural Gas (5)	Natural Gas
Argentina	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2018	34.2	131.6	23.4
Increase (decrease) attributable to:
Review of prior estimates (1)	2.4	17.8	3.2
Extension and discoveries (2)	41.0	43.0	7.6
Production for the year (3)	(6.8)	(20.4)	(3.6)

Reserves as of December 31,2019	70.8	172.0	30.6

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

(3)	Considers Vista Argentina production at WI, except for Aguila Mora production (oil production of 35 bbl./d).
(4)	It refers to crude oil, condensate, and LNG.
(5)	Natural gas consumption represented 14.1% of consumption plus natural gas sale reported reserves volumes as of December 31, 2019.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US
Dollars)

	Crude oil	Natural Gas	Natural Gas
Mexico	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2018	—	—	—
Increase (decrease) attributable to:
Extension and discoveries	0.2	0.8	0.2

Reserves as of December 31,2019	0.2	0.8	0.2

The following table shows the reconciliation of the Company’s reserves data between December 31, 2019 and December 31,2020:

	Crude oil (1)	Natural Gas (6)	Natural Gas
Argentina	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2019	70.8	172.0	30.6
Increase (decrease) attributable to:
Review of prior estimates (2)	4.4	(25.1)	(4.6)
Extensions and discoveries (3)	30.8	27.9	5.0
Purchases of onsite proved reserves (4)	0.3	0.6	0.1
Production for the year (5)	(6.9)	(15.4)	(2.7)

Reserves as of December 31, 2020	99.4	160.0	28.4

(1)	It refers to crude oil, condensate, and LNG.
(2)
The conversion of proved undeveloped reserves to prove developed reserves is related to the start of production of the two pads (eight wells) classified as proved undeveloped reserves targeting Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession.

The performance revisions of proved developed crude oil and condensate reserves are related to an increased performance above the type curve of two pads (eight wells) drilled in 2020 targeting Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession (+2.1 MMbbl); the increased performance of conventional reservoirs in Bajada del Palo Oeste concession (+1.1 MMbbl); the extension of the economic life of conventional reservoirs in Bajada del Palo Oeste concession due to the development of Vaca Muerta unconventional reservoir in the concession (+0.9 MMbbl), and the effect of an increased performance in other concessions (+0.3 MMbbl).

The revisions of proved developed natural gas reserves are related to a lower performance of the gas wells in ELo Río Negro concess ion
(-15.5
Bcf) and a lower performance of the gas wells of the conventional reservoirs in Bajada del Palo Oeste concession
(-6.0
Bcf), which were partly offset by an extension in the economic life of conventional reservoirs in Bajada del Palo Oeste concession due to the development of the unconventional reservoir in Vaca Muerta (+4.1 Bcf). The performance revisions of undeveloped proved reserves are related to a greater standard well for the unconventional development of Vaca Muerta in Bajada del Palo Oeste concession due to the increased performance of two pads (eight wells) which production started in 2020 (+2.0 Bcf), and the effect of greater performance of the other areas (+1.6 Bcf).
Performance revisions of undeveloped proved reserves in Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession are related to increased performance of the standard well as compared to the pads drilled in 2020 for (+1.1 MMbbl). Other undeveloped proved reserves were revised due to the removal in the development plan of three well locations targeting Lotena conventional formation in Bajada del Palo Oeste concession
(-8.3
Bcf); four wells in Charco del Palenque
(-0.4
MMbbl and
-0.5
Bcf); four wells in ELo Río Negro
(-0.3
MMbbl and
-3.0
Bcf); a well in Jagüel de los Machos
(-0.1
MMbbl and
-0.1
Bcf), and three wells in 25 de Mayo-Medanito SE
(-0.3
MMbbl and
-0.1
Bcf).

(3)
The extensions are related to the addition of proved developed acreage related to the drilling of an unproved pad (four wells) targeting Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession.

These extensions are related to 7 additional pads (26 wells) classified as proved undeveloped due to the successful preformation in Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession.

(4)	Purchases related to the acquisition of additional interests in Coirón Amargo Norte concession (from 55.0% to 96.8%).
(5)	Considering Vista Argentina’s production.
(6)	Natural gas consumption stood at 13.5% as of December 31, 2020.

Mexico	Crude oil (1)	Natural Gas	Natural Gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)

Proved reserves (developed and undeveloped)
Reserves as of December 31, 2019	0.2	0.8	0.1
Increase (decrease) attributable to:
Review of prior estimates (2)	—	0.1	—
Production for the year (3)	—	(0.2)	—

Reserves as of December 31, 2020	0.2	0.7	0.1

(1)	It refers to crude oil, condensate, and LNG.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

(2)
The performance revisions of proved developed oil and condensate reserves are related to an enhanced performance of
CS-01
and
A-10
areas. The performance revisions of proved developed natural gas reserves are related to an enhanced performance of
CS-01
area.

(3)	Considering Vista Holding II’s output.
The following table shows the reconciliation of the Company’s reserve data between December 31, 2020, and December 31, 2021:

	Crude oil (1)	Natural Gas (6)	Natural Gas
Argentina	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2020	99.4	160.0	28.4
Increase (decrease) attributable to:
Review of prior estimates (2)	3.8	(5.4)	(0.9)
Extensions and discoveries (3)	53.5	53.7	9.6
Purchases of onsite proved reserves (4)	(2.2)	(1.9)	(0.3)
Production for the year (5)	(11.2)	(16.2)	(2.9)

Reserves as of December 31, 2021	143.3	190.2	33.9

(1)	It refers to crude oil, condensate, and LNG.
(2)
The changes due to revisions of prior estimates of total proved oil reserves (+3.8 MMbbl) are mainly related to an extension of the economic cap applicable to the different concessions (+3.3 MMbbl) due to increased prices of liquid hydrocarbon (from USD 41.97 per barrel to USD 54.99 per barrel of condensate and C5+, and from USD 19.16 per barrel to USD 26.87 per barrel of LPG) and an enhanced performance of Bajada del Palo Oeste unconventional wells (+2.6 MMbbl), partly offset by a lower performance of the base production of Bajada del Palo Oeste
(-0.6
MMbbl),
25
de Mayo-Medanito
(-0.6
MMbbl), ELo Río Negro
(-0.5
MMbbl) and Coirón Amargo Norte
(-0.4
MMbbl) conventional wells.

The changes due to revisions of prior estimates of proved natural gas reserves
(-5.4
bcf) are mainly related to the revision of the type curve of proved undeveloped reserves in Lotena formation
(-4.9
Bcf) after profit (loss) from drilling wells in
2021
; a lower performance of Borde Montuoso conventional wells in Bajada del Palo Oeste
(-4.0
Bcf); of Charco Bayo gas wells in ELo Río Negro
(-2.3
Bcf) concession; the lower performance of the new dry gas well drilled in
2021
in Bajada del Palo Oeste concession
(-1.8
bcf), and a change in the development plan in gas reservoirs in conventional fields
(-1.1
bcf), partly offset by an enhanced performance of Bajada del Palo Oeste unconventional wells (+
2.9
Bcf) and an extension of the economic cap applicable to the different concessions (+
5.8
bcf) due to higher commercial gas prices (from USD
2.81
per cubic feet to USD
3.92
per cubic feet).

(3)
The changes in total proved reserves due to the extension and discovery of oil (+53.5 MMbbl) and natural gas (+53.7 bcf) are mainly related to the extension of proved undeveloped acreage thanks to the addition of 11 (eleven) pads (44 wells) classified as proved undeveloped due to the successful drilling in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession (46.2 MMbbl and 46.5 bcf) and to the extension of proved developed acreage related to the drilling of 2 (two) unproved pads (8 (eight) wells related to PAD 35 and PAD 44) in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession under the farmout agreement with Trafigura (7.3 MMbbl and 7.2 bcf).

(4)
The changes due to purchases/sales of oil
(-2.2
MMbbl) and natural gas
(-1.9
bcf) reserves are related to the sale of the interest (10%) in CASO
(-1.4
MMbbl of oil and
-1.0
Bcf of natural gas)
mentioned in Note 1.3, and the farmout
 agreement mentioned in
N
ote 1.2 related to PAD 12 (4 wells) in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession
(-0.9
MMbbl of oil and
-0.9
Bcf of natural gas), partly offset by the acquisition of the 50% interest in Aguada Federal concession (+0.1 MMbbl of oil).

(5)	Considering Vista Argentina’s output.
(6)	Natural gas consumption stood at 12.9% as of December 31, 2021.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

	Crude oil (1)	Natural Gas	Natural Gas
Mexico	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2020	0.2	0.7	0.1
Increase (decrease) attributable to:
Review of prior estimates (2)	1.5	3.0	0.5
Purchases of onsite proved reserves (3)	1.7	2.4	0.4
Production for the year (4)	(0.1)	—	—

Reserves as of December 31, 2021	3.3	6.2	1.1

(1)	It refers to crude oil, condensate, and LNG.
(2)	The revisions of proved developed oil, condensate and natural gas reserves are related to the development plan approved by the CNH, as well as the drilling and completion of Vernet-1001 wells.
(3)
The changes due to purchases/sales of oil (+1.7 MMbbl) and natural gas (+2.4 bcf) are mainly related to the transfer of assets in Mexico, whereby Company increased its equity to 100% in
CS-01
area (see Note 1.4).

(4)	Considering Vista Holding II’s output.
Standardized measure of future discounted cash flow (net)
The following table describes estimated future cash flows from the future production of proved developed and undeveloped reserves of crude oil, condensate, LNG and natural gas. As established by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (“ASC”) relating to Extractive Activities - Oil and Gas (formerly SFAS No. 69 Disclosures about Oil and Gas Producing Activities), these cash flows were estimated using the twelve-month average of the first day-of-the-month benchmark prices as adjusted for location and quality differentials and using a
10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation facilities and abandonment costs. These future development costs were estimated based on VISTA assessments. Future income tax was calculated by applying the statutory tax rates effective in Argentina in each period.
This standardized measure is not intended to be, and should not be, interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to provide standardized data to help the users of the financial statements to compare different companies and make certain projections. This information does not include, among others, the effect of future changes in price costs and tax rates, which past experience shows that they are likely to occur, and the effect of the future cash flows of reserves that have not been classified as proved reserves yet, of a discount factor that best represents the value of money over time and of the risks inherent in oil and gas production. These future changes may have a major impact on future net cash flows disclosed below. Therefore, this information does not necessarily show the Company’s perception on future discounted cash flow, net, of the hydrocarbon reserve.

	As of December 31, 2021 (1)	As of December 31, 2020 (1)	As of December 31, 2019 (1)

Future cash flows	8,506	4,533	4,457
Future production costs	(2,638)	(1,921)	(1,927)
Future development and abandonment costs	(1,294)	(788)	(748)
Future income tax	(1,432)	(418)	(410)
Undiscounted future net cash flows	3,142	1,406	1,372
10% annual discount	(1,630)	(668)	(597)

Standardized measure of discounted future net cash flows (2)	1,512	738	775

(1)	Amounts expressed in millions of US Dollars (“MM US”).
(2)
The standardized measure of future discounted cash flow (net) is related to the estimated value of reserves in Argentina. The table does not include the estimated value of the reserves in Mexico’s areas (
24,4

MM US and 1,2
 MM US as of December 31, 2021 and 2020, respectively).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the Consolidated Financial Statements
(Amounts expressed in thousands of US Dollars)

Changes in the standardized measure of future discounted cash flow (net)
The following table shows the changes in the standardized measure of future discounted cash flow, net, for the years ended December 31, 2021, 2020 and
2019:

	Year ended December 31, 2021 (1)	Year ended December 31, 2020 (1)	Year ended December 31, 2019 (1)

Standardized measure of future discounted cash flow, net, at beginning of year	738	775	608
Net changes in selling prices and production costs related to future production (2)	783	(241)	(103)
Net changes in estimated future development costs (3)	28	(231)	(525)
Net changes from revisions of workload estimates (4)	44	20	(1)
Net changes from extensions, discoveries and improvements (5)	1,006	362	306
Cumulative discount	116	118	352
Net changes from on-site purchases and sales of minerals (6)	(40)	2	—
Other			58
Sales of crude oil, LNG and natural gas produced, net of production costs	(429)	127	6
Estimated development costs previously incurred	(263)	(206)	151
Net changes in income tax (7)	(471)	12	(77)

Changes in the standardized measure of future discounted cash flow for the year	774	(37)	167

Standardized measure of future discounted cash flow at end of year	1,512	738	775

(1)	Amounts expressed in millions of US Dollars.
(2)
For the year ended December 31, 2021, mainly affected by an increase in the prices of oil, condensate, gas and LPG, which increased from US 41.97 per barrel to US 54.99 per barrel of oil, condensate and C5+; from US 19.16 per barrel to US 26.87 per barrel of LPG, and from US 2.81 per cubic feet to US 3.92 per cubic feet of commercial gas. Also, for the year ended December 31, 2020, mainly affected by a decrease in effective oil prices, which fell from 55.9 US/bbl as of December 31, 2019, to 42.0 US/bbl as of December 31, 2020, partly offset by a 13.9% reduction in average production-related costs. Additionally, for the year ended December 31, 2019, mainly driven by a decrease in prevailing oil prices from 65.4 US/bbl. by December 31, 2018 to 55.9 US/bbl. by December 2019 partially offset by a reduction in average production costs of 25.1%.

(3)
For the years ended December 31, 2021, and December 31, 2020, related to revisions of development costs in Bajada del Palo Oeste unconventional area. For the year ended December 31, 2019, due to incorporation of a development plan for unconventional developed reserves in Bajada del Palo Oeste. Due to the development plan in Charco del Palenque (addition of two new locations), Entre Lomas Río Negro (recategorization of two probable gas workovers to prove developed).

(4)
For the year ended December 31, 2021, mainly affected by the extension of the economic caps of assets due to the increase in oil, condensate, gas and LPG prices, which increased from US 41.97 per barrel to US 54.99 per barrel of oil, condensate and C5+; from US 19.16 per barrel to US 26.87 per barrel of LPG, and from US 2.81 per cubic feet to US 3.92 per cubic feet of commercial gas, partly offset by a greater decline in certain conventional gas assets. Also, for the year ended December 31, 2020, related to an enhanced performance of drilled wells in Bajada del Palo Oeste in Vaca Muerta unconventional formation above the estimated type well. Due to a decrease in proved undeveloped conventional reserves compensated by an increase in proved developed reserves from December 31, 2018 to December 31, 2019.

(5)
For the year ended December 31, 2021, mainly related to the extension of the proved area due to the addition of 44 proved undeveloped wells from the drilling activity conducted in Bajada del Palo Oeste area in Vaca Muerta formation with positive outcomes. For the year ended December 31, 2020 and 2019, due to the addition of proved reserves in unconventional Bajada del Palo Oeste, and the beginning of the development of Vaca Muerta formation in Bajada del Palo Oeste.

(6)
For the year ended December 31, 2021, related to the farmout agreement whereby Trafigura was granted a 20% interest in certain Bajada del Palo Oeste wells in Vaca Muerta formation (see note 1.2), and the sale of the 10% interest in CASO concession (see note 1.3). For the year ended December 31, 2020, related to the increase in the interest in Coirón Amargo Norte area (see Note 32). Without acquisitions for the year ended December 31, 2019

(7)
For the year ended December 31, 2021, the changes are caused by the rise in income tax due to higher revenue mainly expected from the extensions and increases in hydrocarbon prices. For the year ended December 31, 2020 and 2019, due to decreasing/increasing expected cash inflows and changes in the income rate applicable to Argentine companies (see Note 33.1).

F
-98