Form 20-F
period 2022-12-31
Vista Energy, S.A.B. de C.V.
filed 2023-04-24
CIK 1762506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM
20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
88,406,478 outstanding Series A shares, with no par value.
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
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

PRESENTATION OF INFORMATION

This document comprises the annual report of Vista Energy, S.A.B. de C.V. (“Vista”) on Form 20-F for the year ended December 31, 2022.

References

Unless otherwise indicated or the context otherwise requires, (i) the terms “Vista,” “Company,” “we,” “us,” and “our,” refer to Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and its consolidated subsidiaries, (ii) the term “Issuer” refers to Vista exclusive of its subsidiaries, (iii) the term “Vista Argentina” refers to Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., prior thereto as Vista Oil & Gas Argentina S.A., and prior thereto, as Petrolera Entre Lomas S.A.); (iv) the term “PELSA” refers to Petrolera Entre Lomas S.A. (or following the change of its corporate name, Vista Argentina); (v) the term “Vista Holding I” refers to Vista Energy Holding I, S.A. de C.V. (formerly known as Vista Oil & Gas Holding I, S.A. de C.V.); (vi) the term “Vista Holding II” refers to Vista Energy Holding II, S.A. de C.V. (formerly known as Vista Oil & Gas Holding I, S.A. de C.V.); (vii) the term “APCO International” refers to APCO Oil & Gas S.A.U. (formerly known as APCO Oil and Gas International, Inc. before its re-domiciliation to Argentina, which was merged into Vista Argentina pursuant to a corporate reorganization and is no longer in existence as of the date of this annual report; and (viii) the term “APCO Argentina” refers to APCO International’s subsidiary APCO Argentina S.A. (which was merged into Vista Argentina pursuant to a corporate reorganization and is no longer in existence as of the date of this annual report. See “Item 4—Information on the Company—History and Development of the Company.”

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

Financial Statements and Information

The consolidated financial statements included in this annual report have been prepared on a historical basis in accordance with IFRS, as described herein.

We maintain our books and records in U.S. Dollars, which is the presentation currency for our financial statements and also the functional currency of our operations.

The financial information contained, or referred to, in this annual report includes the audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, and the notes thereto (the “Audited Financial Statements”).

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

Emerging Growth Company Status

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report does not include an attestation report of our independent registered public accounting firm related to management’s assessment of internal control over financial reporting. The JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act and Section 102(b)(2)(B) of the JOBS Act, for complying with new or revised accounting standards. However, we have elected to “opt out” of this provision that would have allowed us to take advantage of an extended transition period and, as a result, we will comply with new or revised accounting standards as required. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Series A shares and the ADSs—As a foreign private issuer and an “emerging growth company,” we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.”

Public Company in Mexico

Because we are a public company in Mexico, investors can access our historical financial statements published in Spanish on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.), the CNBV’s (Comisión Nacional Bancaria y de Valores) and our websites at www.bmv.com.mx, www.gob.mx/cnbv and www.vistaenergy.com, respectively. The information found on the Mexican Stock Exchange’s, the CNBV’s and our websites is not a part of this annual report.

Non-IFRS Financial Measures

In this annual report, we present ROACE (as defined below), Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

We define Adjusted EBITDA as (loss)/profit for the year plus income tax expense, financial results, net, depreciation, depletion and amortization, transaction costs related to business combinations, restructuring and reorganization expenses, bargain purchase on business combination and gain from asset disposals and impairment (recovery) of long- lived assets. We believe that the nature of the restructuring and reorganization expenses were such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring and reorganization expenses and transaction expenses are not normal, recurring operating expenses. We believe that by excluding restructuring and reorganization expenses and transaction costs related to business combinations, we are able to provide supplemental information for our management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the impairment (recovery) of long-lived assets was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, we note that the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our management excludes restructuring and reorganization expenses, transaction costs from business combinations and impairment (recovery) of long-lived assets from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends.

We define Adjusted Net Income as net income plus deferred income taxes, changes in fair value of warrants and impairment loss/recoveries. Deferred income taxes were excluded as they relate to recognition of temporary differences between the tax bases of assets and liabilities and the carrying amounts in the financial statement using the liability method. Changes in the fair value of warrants were excluded because they correspond to an adjustment valuation of financial liabilities assumed by the Company, likewise impairment (recovery) of long-lived assets were excluded from the determination of our adjusted net income because they correspond to an adjustment to the valuation of our long-lived assets. Our management believes that excluding such items will allow investors to facilitate the comparison performance from period to period by removing these identified non-cash items that are mainly driven by external factors and that affect (benefit) the Company’s net income.

We define Net Debt as current and non-current borrowings minus cash, bank balances and other short-term investments. We define Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers.

We define return on average capital employed (“ROACE”) as Adjusted EBITDA minus depreciation, depletion and amortization, divided by the sum of the average total debt and average total shareholders’ equity. For purposes of this definition, total debt is comprised of current borrowings, non-current borrowings, current lease liabilities and non-current lease liabilities. Our management believes ROACE measures the efficiency of the utilization of the capital we employ.

We present Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, Adjusted Net Income and ROACE because we believe they provide investors with supplemental measures of the financial condition and performance of our core operations that facilitate period to period comparisons on a consistent basis. Our management uses Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and ROACE, among other measures, for internal planning and performance measurement purposes. Net debt, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and ROACE are not measures of liquidity or operating performance under IFRS and should not be construed as alternatives to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and ROACE, as calculated by us, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and ROACE to the most directly comparable IFRS financial measure, see “Item 5A—Operating and Financial Review and Prospects—Operating Results.”

Market and Industry Data

This annual report includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, including Wood Mackenzie Ltd. (“Wood Mackenzie”), SdE and EIA, but there can be no assurance as to the accuracy or completeness of included information.

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

Presentation of Oil and Gas Information

The Company’s Oil and Gas Reserves Information

The information included in this annual report regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2022. The proved reserves estimates are derived from the report dated February 1, 2023, prepared by DeGolyer and MacNaughton (“D&M”), for our concessions located in Argentina and Mexico (the “2022 Reserves Report”). The 2022 Reserves Report is included as Exhibit 99.1 to this annual report. D&M is an independent reserves engineering consultant. The 2022 Reserves Report prepared by D&M is based on information provided by us and present an appraisal as of December 31, 2022, of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charcho del Palenque, Jarilla Quemada, Coirón Amargo Norte, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito, Aguada Federal, Bandurria Norte concessions in Argentina, and of our oil and gas reserves located in the CS-01 concession in Mexico.

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

Certain Definitions

“ADR” means American Depositary Receipt.

“ADS” means American Depositary Share.

“Argentine Constitution” means the Argentine National Constitution (Constitución Nacional de la República Argentina).

“Argentine Executive Branch” means the Argentine federal executive branch.

“Argentine Secretariat of Energy” or “SdE” means the current Argentine Secretaría de Energía under the supervision of the Ministry of Productive Development (the Argentine Ministerio de Desarrollo Productivo), and/or any of its predecessors (the Argentine Ministry of Energy and the Argentine Ministry of Energy and Mining), and/or any other Argentine federal governmental agency that oversees the enforcement of the Hydrocarbons Law (as defined below) in the future, as applicable.

“BCRA” means the Argentine Central Bank (Banco Central de la República Argentina).

“CNH” means the Mexican National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos).

“EIA” means the U.S. Energy Information Administration.

“ESG” means Environmental, Social and Governance.

“Executive Team” means the Company’s management team that is comprised of Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov.

“GHG emissions” or “GSGs” means greenhouse gas emissions. Scope 1 emissions are direct emissions that occur from sources that are controlled by the Company. Scope 2 emissions are indirect GHG emissions associated with the purchase or generation of electricity.

“IEA” means the International Energy Agency.

“Initial Business Combination” means the acquisition by Vista of certain assets from Pampa Energia S.A. and Pluspetrol Resources Corporation on April 4, 2018. For more information, please see “Presentation of Information—The Initial Business Combination” in Vista’s Form 20-F filed with the SEC on April 30, 2020.

“LNG” means liquefied natural gas.

“LPG” means liquefied petroleum gas (includes butane and propane).

“Mexican Constitution” means the Mexican Political Constitution (Constitución Política de los Estados Unidos Mexicanos).

“MMBtu” means million British thermal units.

“NGL” means natural gas liquids.

“NOLs” means Net Operating Losses.

“OPEC” means Organization of Petroleum Exporting Countries.

“Pemex” means the Mexico’s national oil company (Petróleos Mexicanos).

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

“RNV” means the Mexican National Securities Registry (Registro Nacional de Valores).

“ROACE” means return on average capital employed, which we measure as adjusted EBITDA minus depreciation, depletion and amortization, divided by the sum of the average total debt and average total shareholders’ equity. For purposes of this definition, total debt is comprised of current borrowings, non-current borrowings, current lease liabilities and non-current lease liabilities.

“SdE” means the Argentine Secretariat of Energy.

“SENER” means Secretaría de Energía, or Energy Secretariat, in Mexico.

“TRIR” means total recordable incident rate, calculated as the number of recordable incidents multiplied by 1,000,000 divided by total number of hours worked.

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

Measurements, Oil and Natural Gas Terms and Other Data

In this annual report, we use the following measurements:

•	“m” or “meter” means one meter, which equals approximately 3.28084 feet;

•	“km” means one kilometer, which equals approximately 0.621371 miles;

•	“km2” means one square kilometer, which equals approximately 247.1 acres;

•	“ha” means one hectare, which equals approximately 2.47 acres;

•	“m3” means one cubic meter;

•	“bbl” “bo,” or “barrel of oil” means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;

•	“boe” means one barrel of oil equivalent, which equals approximately 158.9873 cubic meters of natural gas;

•	“cf” means one cubic foot;

•	“Bcf” means one billion cubic feet;

•	“M,” when used before bbl, bo, boe or cf, means one thousand bbl, bo, boe or cf, respectively;

•	“MM,” when used before bbl, bo, boe or cf, means one million bbl, bo, boe or cf, respectively;

•	“Bn,” when used before bbl, bo, boe or cf, means one billion bbl, bo, boe or cf, respectively;

•	“T,” when used before bbl, bo, boe or cf, means one trillion bbl, bo, boe or cf, respectively;

•	“/d,” or “pd” when used after bbl, bo, boe or cf, means per day;

•	“CO2e” means Carbon dioxide equivalent; and

•	“Tn” means a metric ton.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company—Business Overview” and “Item 5—Operating and Financial Review and Prospects.” Some of the matters discussed herein concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

•	fines or other penalties and claims by the authorities and/or customers;

•	any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad;

•	the revocation or amendment of our respective concession agreements by the granting authority;

•	our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms;

•	government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems;

•	continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso;

•	any force majeure events, or fluctuations or reductions in the value of Argentine public debt;

•	changes to the demand for energy;

•	uncertainties relating to the effects of the COVID-19 outbreak and its different variants;

•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;

•	environmental, health and safety regulations and industry standards that are becoming more stringent;

•	energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages;

•	changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America;

•	our relationship with our employees and our ability to retain key members of our senior management and key technical employees;

•	the ability of our directors and officers to identify an adequate number of potential acquisition opportunities;

•	our expectations with respect to the performance of our recently acquired businesses;

•	our expectations for future production, costs and crude oil prices used in our projections;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•	increased market competition in the energy sectors in Argentina and Mexico;

•	potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions;

•	environmental regulations and internal policies to achieve global climate targets;

•	the ongoing conflict involving Russia and Ukraine; and

•	additional matters identified in “Risk Factors.”

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

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

You should carefully consider the following risk factors in evaluating us and our business before investing in Vista. In particular, you should consider the risks related to an investment in companies operating in Argentina, Mexico and Latin America generally, for which we have included information in these risk factors to the extent that information is publicly available. In general, investing in the securities of issuers whose operations are located in emerging market countries such as Mexico and stand-alone countries such as Argentina involve a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this annual report actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we do not presently consider material, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our series A shares or ADSs may decline and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this annual report, including the Audited Financial Statements and the related notes thereto. Our actual results could differ materially and adversely from those anticipated in this annual report.

Risk Factor Summary

The following summarizes the main risks to which we are subject. You should carefully consider all of the information discussed below in “—Detailed Risk Factors” for a comprehensive description of these and other risks.

Risks Related to Our Business and Industry:

As an oil and gas company, our business and industry is subject to particular risks, such as exploration, drilling, completion, production, equipment and resources, gathering, treatment and transportation risks; risks related to natural hazards, weather conditions, and mechanical difficulties; fluctuations and regulation of international and domestic oil prices; the availability of financial resources for our business plan and its corresponding costs; inflation; government regulation; and contractions in demand of crude oil and natural gas or any of their by-products. Additional risks exist in light of the conflict involving Russia and Ukraine, and the associated economic and trade sanctions and restrictions that have been imposed or may be imposed in the future. Additionally, as a company which primarily operates in Argentina and Mexico, our business may be affected by changes in those markets.

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

The enhanced focus on climate change and the transition to lower carbon energy sources on the part of the international community, governments, and investors, promote an increase in the use of energy from renewable sources. This energy transition could significantly impact our industry and business, resulting in increased operating costs, reduced demand for the oil and natural gas we produce, and reputational risks in connection with our business activities. If we fail to meet the pace and extent of society’s changing demands for lower carbon energy as the energy transition unfolds, we could fail in sustaining and developing our business. Further, adverse climate conditions may adversely affect our results of operations and our ability to conduct drilling operations. Additionally, adverse climate conditions could negatively impact the Argentine economy, which could in turn affect our results of operations.

Risks Related to our Company:

Most of our producing properties and total estimated proved reserves are geographically concentrated in Argentina. The results of our planned development programs in new or emerging shale development areas and formations may be subject to more uncertainties than programs in more established areas and formations. As such, we may fail to fully identify problems with any properties we acquire, and as such, assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities. We may not be able to acquire, develop or exploit new reserves, which could decrease the volume of our reserves over time and could, in turn, adversely affect our financial condition and our results of operations.

The oil and gas industry is competitive and our ability to achieve our strategic objectives depends on our ability to successfully compete in the market.

We may also be parties to labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. Additionally, we are subject to Mexican, Argentine and other nations’anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our reputation, business, financial condition and results of operations. Our operations may pose risks to the environment, and any climate change legislation or regulations restricting emissions of greenhouse gases and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our industry and result in increased operating costs and reduced demand for the oil and natural gas we produce.

Risks Related to the Argentine and Mexican Economic and Regulatory Environments:

Investors may be faced with risks inherent to investing in a company operating in stand-alone and emerging markets, such as Argentina and Mexico. For example, some of these risks may include, among others, the economic and political conditions in Argentina and Mexico, Argentina’s ability to obtain financing from international markets, changing regulation in the countries in which we operate, direct and indirect restrictions on imports and exports under Argentine law, current or potential Argentine exchange controls, the imposition of export duties and other taxes, inflation, significant fluctuations in the value of the Argentine Peso, criminal activity in Mexico, and joint and several tax liability.

Risks Related to our series A shares and the ADSs:

The series A shares and ADSs are traded in more than one market, and this may result in price variations. Also, if securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, the price and trading volume of our series A shares and the ADS could decline.

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

Oil and gas exploration and production (“E&P”) activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as drilling, completion, production, equipment, gathering, treatment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or canceled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment or the construction of roads to access drilling sites, works related to third party vendors, road blocks, compliance with governmental requirements (including any delays in obtaining the relevant permits), fire, explosions, blow-outs, pipe failure, abnormally pressured formations, supply chain bottlenecks, lockdown restrictions on the general population and reduced hydrocarbons demand due to a pandemic, such as COVID-19, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases or natural disasters preventing us from accessing the drilling sites. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs are considered.

We are exposed to the effects of fluctuations and regulation of international and domestic oil prices. In addition, limitations on local pricing of our products in Argentina may adversely affect our results of operations.

Most of our revenues in Argentina and Mexico are derived from sales from oil and natural gas. During 2022, 44% of our oil production volumes were exported, and we expect to continue exporting a substantial portion of our volumes in the future. We are, therefore, exposed to pricing risk in both the international and domestic markets, especially the Argentine domestic market.

International and domestic oil and gas prices have fluctuated significantly in recent years and are likely to continue fluctuating in the future. Factors affecting international prices for crude oil are: political developments in crude oil producing regions, particularly in the Middle East, the ongoing conflict involving Russia and Ukraine, the ability of the OPEC and other crude oil producing nations to set and maintain crude oil production levels and prices; macroeconomic conditions, including inflation; global and regional supply and demand for crude oil, gas and related products; investment in new projects to bring new oil production volumes to the market; global supply chain disruptions, and shipping bottlenecks, competition from other energy sources, the effects of a pandemic (such as COVID-19) or epidemic and any subsequent mandatory regulatory restrictions or containment measures, domestic and foreign government regulations, weather conditions, and global and local conflicts, war, or acts of terrorism. We cannot predict how these factors will influence oil and related oil products prices and we have no control over them. Price volatility curtails the ability of industry participants to adopt long-term investment decisions given that returns on investments become unpredictable.

Secondly, the domestic price of crude oil has fluctuated in the past in Argentina and Mexico not only due to international prices and the risks outlined above, but also due to local taxation, regulations affecting commercialization in the domestic and export markets, macroeconomic conditions, the impact of a pandemic on general economic activity and therefore crude oil demand and refining margins. The domestic price of crude oil is also subject to local price limitations imposed by the Argentine and Mexican governments. In recent months the Argentine government indirectly intervened in the market to keep local crude oil prices artificially low in order to avoid a further increase in inflation. The average Brent price in 2022 was $99.0/bbl, and export parity price was approximately $92.7/bbl on average, but our average realization price in the domestic market was $62.9/bbl, implying a discount to export parity of 32%. This de-coupling affected most or all producers in Argentina, generating lower revenues than if the average crude oil price in the domestic market had traded at a lower discount to

Brent. The determination by the Argentine and Mexican governments to fix, or indirectly intervene to generate, local crude oil prices at values below export parity could have an adverse effect on our results of operations, financial condition, and cash flows. In the event that local prices are reduced through any of the factors described above, which we cannot control, could affect the economic performance of our existing and future projects, generating a loss of reserves as a result of changes in our development plans, our assumptions and our estimates, and consequently affect the recovery value of certain assets.

A decline in realized crude oil prices for an extended period of time (or if prices for certain products fail to keep pace with cost increases) could adversely affect both the economic viability of our drilling projects and, consequently, our ability to meet our operational and financial targets. These price declines could result in changes to our development plans, reduced capital expenditures, failure of our joint venture partners to approve investment projects, a loss of proved developed reserves and proved undeveloped reserves, an adverse effect on our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources, carry out certain of our other capital expenditure plans, meet our long-term targets and service our financial debt. A decline in realized crude oil prices could also lead to a deterioration in our financial coverage ratios, impairment charges and cause us to exceed the financial covenants agreed upon in the Credit Agreement. We cannot predict whether, or to what extent, the potential consequences of such actions could affect our business, impact our production, or affect our financial condition and results of operations.

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

Supply chain pressures in global production, trade and logistics resulting from the COVID-19 pandemic and subsequent strong pick-up in demand have fueled price inflation in a number of sectors, including energy and other commodities. Inflationary factors, such as increases in the labor costs, material costs, and overhead costs, may also adversely affect our financial position and operating results. In 2022, we faced and we continue to face effects including cost inflation with both labor and materials, driven by the appreciation of the Argentine Peso in real terms, general inflation impacting the price formula of different services, and the result of collective bargaining agreements on unionized personnel in our company and contractors which could offset any price increases for our products and services.

We are exposed to contractions in demand of crude oil and natural gas and contractions in demand of any of their by-products.

Demand for our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. For example, the efforts of the Federal Reserve of the United States and other Central Banks globally to contain inflation through increase in interest rates, could lead to lower economic growth, and even economic recession in certain economies, or at a global level. This could have an adverse effect on the demand for crude oil and crude oil prices, and therefore impact negatively on our business. Although demand increased in the past, it has recently contracted significantly (in part, due to the COVID-19 pandemic) and is subject to volatility in the future. Demand for crude oil by-products, such as gasoline, may also contract under certain conditions, particularly during economic downturns, or due to changes in consumer preferences following from the energy transition currently underway.

A contraction of the demand of our products would adversely affect our revenues, causing economic losses to our Company. In addition, contraction of demand and pricing of our products can impact the valuation of our reserves and, in periods of lower commodity prices, we may curtail production and capital spending or may defer or delay drilling wells because of lower cash generation. Continuous poor economic performance could eventually impair our ability to repay our financial debt, lead to a deterioration in our financial coverage ratios, impairment charges and cause us to exceed the financial covenants agreed upon in the Credit Agreement (as defined below). A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress.

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

Also, our revenues and our profitability are heavily dependent on the prices we receive from our sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in oil production in, and oil supply from, various key countries, including Russia. The conflict has led to an increase in international oil prices, which creates transitory increases in the revenues of upstream companies around the globe. In addition, it has also led to increased volatility in global commodities in general and hydrocarbon prices. We cannot predict whether such volatility will lead to further price increases or, on the contrary, lead to a general downturn in economic activity or oil and gas prices, and therefore adversely affect our profitability. Recent increases in oil prices could accelerate the transition to other sources of energy and led to an unpredictable drop in pricing in the medium to long-term, which in turn could adversely affect our business, financial condition and results of operations. Such price increases could also lead to energy shortages and an increasing amount of the global population, including in Argentina and Mexico, without access to energy supplies. It could also lead to new regulation by the Argentine and/or Mexican governments to further de-couple domestic energy pricing from international energy pricing or restrict energy-related exports from Argentina or Mexico, which would affect our business. Additionally, changes to worldwide oil prices and demand could cause turmoil in the global financial system, and in turn materially affect our business, financial condition and results of operations.

We benefit from natural gas subsidies to natural gas producers that may be limited or eliminated in the future.

We currently benefit from certain subsidies granted to natural gas producers, such as the Argentine Plan for the Promotion of Natural Gas Production – Supply and Demand Scheme 2020-2024 (Plan de Promoción de la Producción de Gas Natural Argentino – Esquema de Oferta y Demanda 2020-2024) known as “Gas Plan IV”. This subsidy program was approved by the Argentine government by means of Decree No. 892/2020 (recently modified by Decree No. 730/2022) to provide economic incentives aimed at increasing the domestic production of natural gas. In this regard, the government issued a series of complementary regulations to execute Gas Plan IV. See “Item 4—Information on the Company—Industry and Regulatory Overview– Oil and Gas Regulatory Framework in Argentina – Gas Market.” On December 15, 2020, the SdE issued Resolution No. 391/2020, awarding the volumes and prices tendered under Gas Plan IV. The base volume awarded to Vista under the tender was 0.86 MMm3/d (30.4 million cubic feet/day) at an average annual price of US$3.29 per million BTU for a four-year term as of January 1, 2022.

On December 29, 2020, the SdE issued Resolution No. 447/2020, modifying certain aspects of Resolution 391/2020. The base volume awarded to Vista under the tender was modified to 0.85 MMm3/d, maintaining the average annual price.

We cannot assure you that any changes to Gas Plan IV, or additional regulation would not adversely affect our results of operations. The restriction or withdrawal of subsidies would adversely affect the selling price of our products and therefore result in a decrease in our revenues.

Our business requires significant and long-term capital investments and maintenance cost.

The oil and gas industry is a capital-intensive industry. We make and expect to continue to make substantial capital expenditures related to development and acquisition of oil and gas resources and in order to maintain or increase the amount of our hydrocarbon reserves and production.

We have funded, and we expect that we will continue to fund, our capital expenditures with cash generated by existing operations, debt and our existing cash. However, under certain scenarios (for example, in low realized oil price scenarios), our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. In such case, we cannot guarantee that we will be able to maintain our current production levels, generate sufficient cash flow or that we will have access to sufficient borrowing or other financing alternatives to continue our exploration, exploitation and production activities at current or higher levels.

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

We may not be able to acquire, develop or exploit new reserves, which could decrease the volume of our reserves over time and could, in turn, adversely affect our financial condition and the results of our operations.

The production of oil and gas reservoirs decreases as reserves drain with the range of decrease depending on the characteristics of the reservoir. Additionally, the available amount of reserves decreases as the reserves are produced and consumed. Therefore, our results of operations largely depend on our ability to produce oil and gas from existing reserves, to discover additional oil and gas reserves, and to economically exploit oil and gas from these reserves. Unless we are successful in our exploration of oil and gas reserves and their development, in replacing our existing oil and gas reserves or in acquiring new reserves, the production of oil and gas and the volume of our reserves will decrease over time. While we have geological reports evaluating certain proved, contingent and prospective reserves in our blocks, there is no assurance that we will continue to be successful in the exploration, appraisal, development and commercialization of oil and gas.

Drilling activities are also subject to numerous risks and may involve unprofitable efforts, not only with respect to dry wells but also with respect to wells that are productive but do not produce enough net income to derive profit after covering drilling costs and other operating costs. The construction of a well does not assure a return on investment or recovery of the costs of drilling, completion and operating costs. Lower oil and natural gas prices could also affect our growth, including future and pending acquisitions.

We may not be able to identify commercially exploitable reservoirs or implement our capital investment program to complete or produce more oil and gas reserves, and the wells we plan to drill may not result in the discovery or production of oil or natural gas. If we are unable to replace our production with new reserves, or acquire new reserves, our reserves will decline and our financial condition, results of operations, cash flow and market value of our series A shares and ADSs could be negatively affected.

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

Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial condition and results of operations, and ultimately have a material adverse effect on the market value of our series A shares or ADSs. In addition, the estimation of “proved oil and natural gas reserves” based on Argentine SdE Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution No. 69-E/2016 may differ from the standards required by SEC’s regulations.

As a result, reserve estimates could be materially different from the amounts that are ultimately extracted, and if such amounts are significantly lower than the initial reserves estimates it could result in a material adverse effect on our financial performance, operating results and the market value of our series A shares and ADSs. See “Item 4—Information on the Company—Industry and Regulatory Overview —Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina” and the 2022 Reserves Report attached hereto as Exhibit 99.1.

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

In particular, most of our crude oil production is transported from the Neuquina Basin through the Oldelval pipeline system to the south of the Province of Buenos Aires, from where it is sent to refineries or port facilities at Puerto Rosales for exports. This Oldelval pipeline system is currently working close to full capacity. Additionally, the export facilities at Puerto Rosales, owned by Oiltanking Ebytem, are also working close to full capacity. Although Oldelval and Oiltanking Ebytem are executing a projects to expand their capacity, if Vaca Muerta production grows at a greater pace than its capacity expands, a potential lack of transportation capacity may limit our production and therefore adversely affect our financial condition and results of operations.

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

Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled, or become costlier, as a result of a variety of factors, including (i) unexpected drilling conditions; (ii) unexpected pressure or irregularities in formations; (iii) equipment failures or accidents; (iv) construction delays; (v) hydraulic stimulation accidents or failures; (vi) adverse weather conditions; (vii) restricted access to land for drilling or laying pipelines; (viii) title defects; (ix) lack of available gathering, transportation, processing, fractionation, storage, refining or export facilities; (x) lack of available capacity on interconnecting transmission pipelines; (xi) access to, and the cost and availability of, the equipment, services, resources and personnel required to complete our drilling, completion and operating activities; and (xii) delays imposed by or resulting from compliance with environmental and other governmental or regulatory requirements.

Our future drilling activities may not be successful and, if unsuccessful, our proved reserves and production would decline, which could have an adverse effect on our future results of operations and financial condition. While all drilling, whether development, extension or exploratory, involves these risks, exploratory and extension drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons. If we are not successful in our exploration or extension drilling activities, we might not be able to replace the reserves consumed as a result of our production and therefore our production will decline over time, which could adversely affect our financial condition and results of operations.

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

Our operations may pose risks to the environment.

Some of our operations are subject to environmental risks which could materialize unexpectedly and could have a material adverse impact on our financial condition and results of operations. These include the risk of leaks or spills of hydrocarbons, contamination of soil or water sources, fire and explosions, damages to infrastructure or the general population. There can be no assurance that future environmental issues will not result in cost increases, civil liability or administrative action, which could lead to a material adverse effect on our financial condition and results of operations.

Any climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) could result in increased operating costs.

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap-and-trade regimes. More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives, compliance costs and operational restrictions, and/or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs. We expect that a growing share of our GHG emissions could be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits. Additionally, climate activists around the globe are challenging the grant of new and existing regulatory permits. We expect that these challenges are likely to continue and could delay or prohibit operations in certain cases.

Compliance with legal and regulatory changes relating to climate change set out by the Argentine and Mexican governments, including those resulting from the implementation of international treaties (see “Item 4—Information on the Company—Business Overview—Argentine Regulatory Framework”), may in the future increase our costs to operate and maintain our facilities, install new emission controls on our facilities and administer and manage any GHG emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

In addition, environmental laws that may be implemented in the future could increase litigation risks and have a material adverse effect on us. For example, in 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, which focused on implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with climate change (see “Item 4—Information on the Company—Business Overview—Argentine Regulatory Framework”). If additional requirements were adopted in Argentina, these requirements could add to our litigation costs and impact adversely on our results of operations.

We cannot predict the overall impact that the enactment of new environmental laws or regulations could have on our financial results, results of operations, and cash flows and the market value of our series A shares and ADSs.

The energy transition could result in reduced demand for the oil and gas we produce, negatively impact our long term plans, and lead to opposition from certain stakeholders

We expect that actions by customers to reduce their emissions will continue to lower demand for hydrocarbons and their by-products, and potentially affect prices for oil and gas, for example if households continue switching to electric vehicles, if public transport switches to electricity or other renewable fuels, if power generation continues to migrate to renewable sources, or if hydrogen or alternative sources of green energy are adopted on a massive scale. This could be a factor contributing to additional provisions for our assets and result in lower earnings, cancelled projects, reduced access to capital, and potential impairment of certain assets.

Regulations and regimes promoting alternative energy resources may also lead to a decline in demand for crude oil and natural gas, or any of their by-products, in the long-term. In addition, increased regulation of GHG may create greater incentives for the use of alternative energy sources. Any long-term material adverse effect on the oil industry could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of this annual report.

There are other risks associated with climate change, such as increasing conflictivity with landowners and local communities, difficulties in hiring and retaining staff, and increased difficulty accessing technology. Moreover, certain investors have also decided to divest their investments in fossil fuel companies and stakeholder groups are also putting pressure on commercial and investment banks to stop financing fossil fuel companies. According to press reports, some financial institutions have started to limit their exposure to fossil fuel projects. Accordingly, our ability to access financing for future projects may be adversely affected. These factors could have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our business, adversely impacting our operating and financial results and limiting our growth opportunities.

If we fail to meet the pace and extent of society’s changing demands for lower carbon energy as the energy transition unfolds, we could fail in sustaining and developing our business.

The pace and extent of the energy transition could pose a risk to the company if our own transition towards decarbonisation moves at a different speed than society’s. If we are slower than society, either because we do not invest enough funds, or invest in technologies that fail to reduce our carbon footprint or does not allow us to reach our ambition to become net zero, our reputation may suffer and customers may prefer a different supplier which would adversely impact demand for our hydrocarbon products, including the market value of our non-conventional acreage and associated resources we expect to develop in the future. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.

Adverse climate conditions may adversely affect our results of operations and our ability to conduct drilling operations. Additionally, adverse climate conditions could negatively impact the Argentine economy.

The physical effects of climate change such as, but not limited to, heat waves, storms, hail, increases in temperature and sea levels, extensive droughts affecting the river basins where we operate, and fluctuations in sea levels could adversely affect our operations and supply chains. Such adverse climate conditions may lead to, among others, cost increases, drilling delays, power outages, production stoppages, and difficulties in transporting the oil and gas produced by us. Any decrease in our oil and gas production could have a material adverse effect on our business, financial condition or results of operations.

In addition, adverse climatic conditions could negatively affect Argentina’s economy. The consequences of the 2022/2023 drought in Argentina have significantly affected agricultural production. Soybean, corn and wheat production is expected to decline by approximately 40% year-on-year, resulting in an expected GDP contraction of 3% to 3.5% during 2023, according to several economic analysts. In addition, the reduction in foreign exchange inflows is expected to be approximately $16 billion, due to lower exports. Tax revenues will also be affected, due to lower export taxes (according to several economic analysts, the current estimate is approximately $5 billion less tax revenues, or 1% of GDP). This could have a negative impact on the Argentine macroeconomy (which already had high levels of inflation and poverty prior to the drought), and therefore could negatively affect our operations and financial results if the worsening macro situation leads to an economic crisis.

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

Our operations involve utilizing some of the latest drilling and completion techniques we have developed, along with those developed by our key service providers. Risks that we face while drilling horizontal wells include, but are not limited to, the following (i) landing the wellbore in the desired drilling zone; (ii) staying in the desired landing zone while drilling horizontally through the formation; (iii) running casing the entire length of the wellbore; and (vi) being able to run tools and other equipment consistently through the horizontal wellbore.

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

As of December 31, 2022, most of our producing properties and total estimated proved reserves were geographically concentrated in the Neuquina Basin, located in Argentina. A substantial portion of our operations and drilling activity are concentrated in areas in such basins where industry activity is high. As a result, demand for personnel, equipment, power, services and resources may increase in the future, as well as the costs for these items. Any delay or inability to secure the personnel, equipment, power, services and resources could result in oil, NGL and gas production being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our results of operations, cash flow and profitability.

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

We are also affected by competition for drilling rigs and the availability of related equipment, leading to higher drilling costs over the past several years. Higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to set rig services contracts with international contractors, or shortages of, and increasing costs for, drilling equipment, services and personnel. Additionally, foreign exchange regulations in Argentina, generate entry barriers for international service providers, therefore limiting the supply of oilfield goods and services in the country. See “Item 10—Additional Information—Exchange Controls”. Accordingly, failure to manage our costs and our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition.

We also compete for resources with state-owned oil and gas companies in Argentina and Mexico such as YPF, as well as with privately-owned local and international companies. Such entities could be motivated by political or other factors in making their business decisions. See “Item 4—Information on the Company—Business Overview— Customers and Marketing—–Competition.”

We must achieve certain milestones to protect the exploitation rights in our concessions.

In order to keep our exploitation rights in our concessions, we must achieve certain milestones, including investment commitments related to drilling and production in determined time periods, as stated in the relevant agreements signed with government authorities. Operating and maintenance costs may increase significantly due to adverse local or international market conditions, including local recession, foreign exchange volatility or high financing costs, which could prevent us from meeting our commitments under such agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas.

If we do not succeed in meeting these milestones, renewing our agreements, maintaining our operations in these concessions or securing new ones, our ability to grow our business may be materially affected. See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” and “Item 5A—Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Contractual Obligations.”

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

From time to time, we undertake evaluations of opportunities to acquire additional oil and gas assets and businesses. Any resulting acquisitions may be significant in size, may change the scale of our business, and may expose us to new geographic, political, operating financial and geological risks. Our success in these acquisition-related activities depends on our ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with ours. Any acquisition would be accompanied by risks, such as a significant decline in oil or gas prices; the difficulty of assimilating the operation and personnel; the potential disruption of our ongoing business; the inability of management to maximize our financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition, we may need additional capital to finance an acquisition. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. If we fail to overcome these risks, it may have a material adverse impact on our reputation and business.

We may be unable to successfully integrate the operations of recent and future acquisitions with our operations, and we may not realize all the anticipated benefits of these acquisitions.

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

Our results of operations are subject to foreign exchange fluctuation of the Argentine or Mexican Peso against the U.S. Dollar or other currencies, which could adversely affect our business and results of operations. Both the value of the Mexican Peso and the value of the Argentine Peso have experienced significant fluctuations in the past. The main effects of a depreciation or devaluation of the Argentine or Mexican Peso against the U.S. Dollar would be on (a) our realized crude oil prices of sales to the domestic market, given that gasoline prices in Argentina are denominated in local currency, so significant changes in exchange rate limit the ability of refiners to pass through such changes to the end-users, and (b) our U.S. Dollar-denominated expenses, which would become more expensive relative to the revenues in local currency from sales to the domestic market. Additionally, given several accounting rules it may also negatively affect: (i) deferred income tax associated with our fixed assets, (ii) current income tax and (iii) foreign exchange differences associated with our Argentine or Mexican Peso exposure.

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

Even though we consider that we have insurance coverage consistent with international standards, there is no assurance concerning the availability or sufficiency of insurance coverage with respect to a particular loss or risk. In the event of an accident or other occurrence in our business which is not covered by insurance under our policies, we may suffer significant losses or be forced to provide compensation in a substantial amount from our own resources, which could have a material adverse effect on our financial condition.

We are not concessionaires or operating partners in all of our joint ventures, as a result must rely on the activities of our operating partners in such joint ventures. Actions taken by the concessionaires and/or operators in these joint ventures could have a material adverse effect on our success.

Both we and our subsidiaries carry out hydrocarbon E&P activities through unincorporated joint ventures entered into through agreements with third parties (joint operations for accounting purposes). In some cases, our joint venture partners, rather than us, hold the rights to the concession or the E&P license contracts. Pursuant to the terms and conditions of such agreements, one of the parties assumes the role of operator, and therefore assumes the responsibility of executing all activities pursuant to the agreement. However, in certain cases, neither we nor our subsidiaries may be able to assume the role of concessionaire and/or operator and, in such cases, we must rely on the activities of our operating partners. For example, as of December 31, 2022, we were not the operator of the Acambuco concession in Argentina. In such cases, we would be subject to risks related to the performance of, and the measures taken by, the concessionaire and/or operator to carry out the activities. Such actions could adversely affect our financial condition and operating results. See “Item 4—Information of the Company—Business Overview—Concessions,” for a more complete description of Sur Río Deseado Este and Acambuco Concessions.

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

As of December 31, 2022, we employed third-party employees under contract, mostly with large domestic and international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer.

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

A portion of our indebtedness relates to Vista Argentina’s obligations under the Credit Agreement which obligations are guaranteed by us, Aluvional Logísitica S.A., Vista Holding I, Vista Holding II and AFBN S.R.L. (together with certain other entities that become a guarantor under the Credit Agreement from time to time, the “Guarantors”), and are denominated in U.S. Dollars. For a description of the Credit Agreement, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” The Credit Agreement contains a number of restrictive covenants imposing significant operating and financial restrictions on us, on the other Guarantors and on Vista Argentina. These restrictions may limit our ability to create liens on certain assets to secure debt, or create liens to secure debt exceeding certain amounts; dispose assets; merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its or our assets; change its or our existing line of business; declare or pay any dividends or return any capital, other than certain limited payments; make certain investments in bonds and capital stock, among others; enter into transactions with affiliates; change our existing accounting practices (except if required or permitted by applicable law and accounting rules); and modify or terminate the organizational documents of Vista Argentina or any Guarantor.

In addition, as further described in Note 18.1 to the Audited Financial Statements, the Credit Agreement includes some financial covenants by which we are required to maintain, on a consolidated basis, certain financial ratios within specified limits. These ratios include consolidated total debt / consolidated EBITDA, and consolidated interest coverage ratio.

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

Additionally, as of the date of this annual report, pursuant to the foreign exchange regulations imposed by the BCRA, companies’ resident in Argentina may only access the foreign exchange market to repay financial indebtedness if certain conditions are met and/or they have the prior approval of the BCRA.

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

We are subject to Mexican, Argentine and other nations’ anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our reputation, business, financial condition and results of operations.

The United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010 (the “U.K. Bribery Act”), the laws and regulations implementing the Organization for Economic Co-Operation and Development Anti-Bribery Convention, the Mexican Administrative Responsibilities Law (Ley General de Responsabilidades Administrativas), the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) and other applicable anti-corruption laws in other relevant jurisdictions prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. The U.K. Bribery Act prohibits such payments or financial or other advantages being made, offered or promised to or from commercial parties and makes it a criminal offense for a commercial organization to fail to prevent bribery by an associated person (i.e., someone who provides services on behalf of the organization) intending to obtain or retain business or an advantage in the conduct of business on its behalf. In particular, the Argentine Corporate Criminal Liability Law (Law No. 27,401) provides for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. In this sense, a company may be held liable and subject to fines, cancelation of legal personality and/or suspension of its activities, among other penalties, if such offences were committed, directly or indirectly, with its intervention, or in its behalf, interest or benefit. Furthermore, the Mexican Anti-Money Laundering Law (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita) and its regulations, the Mexican Criminal Code (Código Penal Federal), the Argentine Anti-Money Laundering Law (Ley de Prevención del Lavado de Activos), which created at the national level the Anti- Money Laundering and Terrorism Financing Regime, criminalizing money laundering, creating and designating the Financial Information Unit (“UIF” for its acronym in Spanish) as the enforcement authority of the regime, and establishing the legal obligation for various public and private sector entities and professionals to provide information and cooperate with the UIF and finally Sections 303-306 of the Argentine Criminal Code (Código Penal de la República Argentina), prohibit the engagement in transactions with the purpose of intruding funds obtained through illicit activities into the institutional system and thus masking gains obtained through illegal activities as assets derived from legitimate sources, and the use of funds for terrorist activities.

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

Given these risks, we have adopted a code of ethics and conduct (“Code of Ethics and Conduct”) that applies to all of Vista’s officers and employees and third parties (contractors, suppliers, partners) which interact with Vista. Our Code of Ethics and Conduct defines the way in which we conduct our businesses, and it is designed to help us comply with our obligations, to respect one another at the workplace and to act with integrity in the market. Our Code of Ethics and Conduct expressly sets forth, among other matters, that no one shall offer, in the name of Vista, directly or indirectly through third parties, anything of value to a public officer, or to his/her representatives, and particularly for the purposes of obtaining or maintaining a business, influencing business decisions or receiving an unfair advantage. Additionally, Vista’s mission to conduct business in an ethical manner also entails the commitment of maintaining accuracy in our accounting books, financial statements and accounting records. Our accounting records, including our financial statements, management reports, contracts and agreements, must always be accurate and reflect the economic facts and transactions with integrity and accuracy, pursuant to the professional accounting standards and the laws governing Vista. All of Vista’s transactions, regardless of their amount, must be properly authorized, executed and recorded. Upon a determination that our Code of Ethics and Conduct has been violated, the Company shall take any appropriate disciplinary action.

If we or people or entities that are or were related to us are responsible for violations of applicable anti-corruption laws (whether due to our own acts or inadvertence, or due to the acts or inadvertence of others) or the Code of Ethics and Conduct, we or other persons or entities related to us could suffer civil, criminal and/or other penalties, which in turn could have a material adverse impact on our future business, financial condition and results of operations.

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

The sectors in which we operate are highly unionized. We cannot assure you that we or our subsidiaries will not experience labor disruptions or strikes in the future, which could result in a material adverse effect on our business and returns. Moreover, the sharp deterioration of the global economy as a consequence of the COVID-19 pandemic, in addition to the worsening of the macroeconomic environment in Argentina that has led to increased inflation rates and poverty levels, may have an impact on the amount of labor actions initiated by our workforce during 2023 and subsequent years.

In addition, we cannot assure you that we will be able to negotiate new collective bargaining agreements in the same terms, on terms that are substantially similar, as those currently in force or that we will not be subject to strikes or labor interruptions before or during the negotiation process of said agreements. The collective bargaining agreement for the period April 2022 to March 2023 was signed on April 26, 2022, with an amendment signed on July 20, 2022. As of the date of this annual report, public hearings are being held to discuss a collective bargaining agreement for the period April 2023 to March 2024. In the future, if we are unable to renegotiate the collective bargaining agreement in satisfactory terms or are subject to strikes or labor interruptions, our results of operations, financial condition and the market value of our shares could be materially affected.

Our performance is largely dependent on recruiting and retaining key personnel.

Our current and future performance and business operations depend on the contributions of our Executive Team, our engineers, and other employees. We rely on our ability to attract, train, motivate, and retain qualified and experienced administrative staff and specialists. No assurance can be given that we will be able to attract and retain personnel for key positions and replacing any of our key employees could prove difficult and time-consuming. The loss of the services and experience of any of our key employees, or our inability to recruit a suitable replacement or additional staff, could have a material adverse effect on our operations, cash flows and/or expectations.

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined, or by variations in interest rates, including the planned discontinuation of LIBOR.

As of the date of this annual report, our outstanding debt included loans indexed to the London Interbank Offered Rate (“LIBOR”). On March 5, 2021, the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that all LIBOR tenors, which are relevant to us, will cease to be published or will no longer be representative after June 30, 2023. The FCA’s announcement coincides with the March 5, 2021, announcement of LIBOR’s administrator, the ICE Benchmark Administration Limited (the “IBA”), indicating that, as a result of not having access to input data necessary to calculate LIBOR tenors relevant to us on a representative basis after June 30, 2023, IBA would have to cease publication of such LIBOR tenors immediately after the last publication on June 30, 2023. These announcements mean that any of our LIBOR-based borrowings that extend beyond June 30, 2023, will need to be converted to a replacement rate. In the United States, the Alternative Reference Rates Committee (the “ARRC”), a committee of private sector entities with ex-officio official sector members convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended the Secured Overnight Financing Rate (“SOFR”) plus a recommended spread adjustment as LIBOR’s replacement. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our operating results. Although SOFR is the ARRC’s recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs for us. It is not yet possible to predict the magnitude of LIBOR’s end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. Any of these proposals or consequences could have a material adverse effect on our financing costs.

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

Substantially all of our operations and properties are located in Argentina, and, as a result, our business is largely dependent on economic conditions prevailing in Argentina. You should make your own assessment about Argentina and prevailing conditions in the country before making an investment decision.

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

Argentine economic conditions are dependent on a variety of factors, including (but not limited to) the following international demand for Argentina’s principal exports; international prices for Argentina’s principal commodity exports; stability and competitiveness of the Argentine Peso with respect to foreign currencies; competitiveness and efficiency of domestic industries and services; government spend and fiscal deficit; levels of domestic consumption and foreign and domestic investment and financing; and the rate of inflation.

The Argentine economy is also particularly sensitive to local political developments. Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential election is scheduled for October 2023. The result of presidential as well as legislative mid-term and full-term elections may lead to changes in government policies that impact upon the Company. We cannot give you any assurance as to whether such changes will occur or as to their timing, nor can we estimate the impact they may have on our business.

In the event of any economic, social or political crisis, the Argentine government’s ability to obtain additional international or multilateral private financing or direct foreign investment may also be limited, which could have an adverse effect on our business, financial condition or results of operations. In such scenario, companies operating in Argentina may also face the risk of price control over these products, strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing case law on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how our activities will be affected by such changes.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to foster economic growth.

Over the past few years, Argentina has experienced financial distress, which has led to an increase in public debt. During 2020, the Argentine government entered into negotiations with its creditors to restore the sustainability of its external public debt. In August of that year, the Argentine government restructured approximately US$66.5 billion of its U.S. Dollar-denominated global bonds. On the other hand, the Argentine government initiated negotiations with the International Monetary Fund (“IMF”) to renegotiate the principal maturities of the US$44.1 billion disbursed between 2018 and 2019 under a Stand-By Arrangement, originally scheduled for the years 2021, 2022 and 2023. On January 28, 2022, the Argentine government and the IMF announced that they had reached an understanding on key policies as part of their ongoing discussions for an IMF-supported program. Later, on March 3, 2022, the IMF and the Argentine government reached a staff-level agreement on the economic and financial policies to be supported by a 30-month extended fund facility arrangement (the “EFF Agreement”), which was approved by the Argentine Congress through Law No. 27,668 on March 17, 2022, and enacted by Decree No. 130/22. Subsequently, the executive board of the IMF approved the EFF Agreement for an amount equivalent to US$44 billion, including an immediate disbursement of US$9.6 billion. On September 19, 2022, IMF staff and the Argentine authorities have reached staff-level agreement on an updated macroeconomic framework and associated policies needed to complete the second review under Argentina’s 30-month EEF Agreement. On October 17, 2022, the IMF Executive Board approved the EEF Agreement, enabling disbursements of an amount of up to US$3.9 billion.

In addition, on October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club (which is an addendum to the agreement signed in 2014) recognizing a principal amount of US$1,971 million, to be paid in thirteen semi-annual installments, starting in December 2022 to be repaid in full in September 2028.

Over the next two years, Argentina is scheduled to repay 40% of the principal amount outstanding. We cannot assure you that the EFF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. In addition, the long-term impact of these measures and any future measures taken by the current government on the Argentine economy remains uncertain.

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

Without renewed access to the financial markets, the Argentine government may not have the financial resources to drive growth. In addition, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds in the amount of US$2.4 million as of December 31, 2022. Any new event of default by the Argentine government could adversely affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

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

We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect the results of our operations. Similarly, we cannot assure you that future government policies, in the countries where we currently operate or might operate in the future, will not adversely affect the oil and gas industry.

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

The Argentine and the Mexican hydrocarbons industries are extensively regulated by federal, provincial, and municipal regulations in matters including the award of exploration permits and exploitation concessions, investment, royalty, price controls, export restrictions and domestic market supply obligations. The Argentine government and the Mexican government are further empowered to design and implement federal energy policies in their respective countries, and have used these powers before –in the case of Argentina– to establish export restrictions on the free disposition of hydrocarbons and export proceeds and to impose duties on exports, to induce private companies to enter into pricing agreements with the government or, more recently, to impose price agreements among producers and refiners or create fiscal incentive programs to promote increased production. Additionally, given that it cannot be guaranteed that regulations or taxes sanctioned or administered by the provinces will not conflict with national laws, jurisdictional controversies among the federal government and the provinces have occurred and can occur again in the future. In the case of Mexico, the federal government has implemented policies to regain market participation and control in favor of State-owned enterprises (i.e., Pemex and CFE).

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

The Mexican Federal Economic Competition Commission (“COFECE”) is the antitrust authority in Mexico with jurisdiction over a number of sectors of the Mexican economy, including the oil and gas sector, and as such, has jurisdiction over the activities conducted by Vista. The Mexican government has granted COFECE broad powers to investigate and prosecute absolute monopolistic practices (cartel activity), relative monopolistic practices (abuse of dominance) and illegal concentrations, as well as to prevent concentrations which could have anticompetitive effects. Additionally, COFECE can determine the existence of essential facilities and regulate their access and identify barriers to entry and issue recommendations to federal, local and municipal authorities to eliminate such barriers and encourage competition. Therefore, many of our activities may be reviewed by COFECE and, in the case of equity transactions involving certain monetary and ownership thresholds, we may be required to notify COFECE of our intent to enter into such transactions and the consummation of such transactions may be subject to COFECE’s authorization in accordance with applicable Mexican laws. As a result, the closing of pending or future acquisitions of assets or common shares in the Mexican market may be subject to the satisfaction or waiver of customary closing conditions, including, among others, the authorization of COFECE. Completion of such transactions is not assured, and they will be subject to risks and uncertainties, including the risk that the necessary regulatory approvals are not obtained or that other closing conditions are not satisfied. If such transactions are not completed, or if they are otherwise subject to significant delays, it could negatively affect the trading prices of our common shares and our future business and financial results.

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

Investors may be faced with risks inherent to investing in a company operating in stand-alone and emerging markets, such as Argentina and Mexico, including significant political, legal and economic risks, as well as risks related to fluctuations in the global economy.

According to MSCI Inc, Argentina and Mexico are standalone and emerging market economies, respectively. As per the MSCI Global Market Accessibility Review, while nations classified as emerging markets are developing countries with potential growth in their economies, trade relations with other countries, stability of institutional framework, equal rights to foreign investors and low levels of capital flow restrictions, countries classified as stand-alone markets are those that are currently partially or fully closed to foreign investors, with small capital markets and political tensions.

Investing in such markets generally carries inherent risks such as political, social and economic instability that may affect Argentina’s and Mexico’s economic results, which may stem from many factors, including but not limited to, the following: high interest rates; abrupt changes in currency values; high levels of inflation; exchange controls; wage and price controls; regulations to import equipment and other necessities relevant for operations; changes in governmental economic, administrative or tax policies; political and social tensions. The impact of hostilities or political problems in other countries could also affect international trade, the price of commodities and the global economy; and our ability to obtain financing from international markets.

Volatility in the securities markets in Latin America and emerging market countries, as well as possible further increases in interest rates in the United States and other developed countries, may have a negative impact on the trading value of our securities and the conditions under which we can access international capital markets. In addition, stand-alone markets include additional risks, such as governmental restrictions that may limit investment and the risk associated with political developments.

In addition, the SEC, the U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain standalone and emerging markets, including Argentina and Mexico. Additionally, our public shareholders may have limited rights and few practical remedies in standalone and emerging markets where we operate, as shareholder claims that are common in the United States, including class actions based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many standalone and emerging markets.

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

Export operations of crude oil and oil by-products currently require prior registration in the Registry of Export Operations Agreements (Registro de Contratos de Operaciones de Exportación) and authorization by the SdE (according to the regime established in Resolution S.E. No. 241-E/2017 and its subsequent amendments and complements). Oil companies and oil refineries intending to export crude oil, liquefied petroleum gas or gasoil, among others, must demonstrate, prior to obtaining the authorization, that the offer for sale of such product has already been made to and rejected by local buyers. In the case of not obtaining oil export permits, our operations could be affected, as well as our revenues and financial results.

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

Additionally, there are certain obligations and restrictions for exporters in accordance with current in-force FX regulations, including, but not limited to, obligation to repatriate and settle in Argentine Pesos in the local exchange market proceeds from exports of goods. See “Item 10—Additional Information—Exchange Controls.”

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

In the past, the Argentine government has imposed duties on exports, including exports of oil and liquid petroleum gas products (for example, among others, by means of the Solidarity Law and Decree No. 488/2020). Under the current regulation, export duties on crude hydrocarbons and/or natural gas are capped at 8%.

Export duties and taxes may have a material adverse effect on Argentina’s oil and gas industry and our results of operations. We produce exportable goods and an increase in export taxes would result in a reduction in our realization prices, our margins and our net income. We cannot guarantee the impact of those or any other future taxes and measures that might be adopted by the Argentine government on demand and prices for hydrocarbon products and, consequently, our financial condition and result of operations.

The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations.

Historically, inflation has materially undermined the Argentine economy and the Argentine government’s ability to create conditions that foster growth. In recent years, Argentina has experienced high inflation rates.

The consumers price index published by the INDEC (the Índice de Precios al Consumidor, or “IPC”) variation for the period from January to December 2022 was 94.8%. The inflation of the first quarter of 2023 was 21.7%, equivalent to an annualized rate of 119.4%.

The Argentine government continued implementing measures to monitor and control prices for the most relevant goods and services. Despite such efforts, the Argentine economy continues to experience high levels of inflation. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

High inflation rates affect the competitiveness of Argentina’s goods and services in the international markets, negatively impact employment, consumption and the level of economic activity and undermines confidence in Argentina’s banking system, which could further limit the availability of and access to domestic and international credit by local companies and political stability.

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

Fluctuations in the value of the Argentine Peso may adversely affect the Argentine economy, our financial condition and results of operations. While most of our revenues are denominated in U.S. Dollars, upstream players could be limited by the ability of refiners to pass through crude oil prices to the pump prices, which are denominated in local currency, in the event of significant increases in international crude oil prices or in exchange rates. For example, despite the rapid increase in Brent during the first semester of 2022, from US$77.2/bbl on December 31, 2021, to US$114.2/bbl on June 30, 2022, domestic crude oil prices in Argentina remained around US$63/bbl for Medanito type crude oil during that period. While Brent crude oil prices decreased by 11% during the second half of 2022 compared to the previous semester, there continues to be a price gap with the local market in terms of oil prices. This can generate risk to our revenue stream in volatile macroeconomic environments. We are therefore exposed to the risks associated with the fluctuation of the Argentine Peso relative to the U.S. Dollar.

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

Our assets, which are mainly located in Argentina and, to a lesser extent, in Mexico, may be subject to expropriation by the Argentine and Mexican governments (or the government of any political subdivision thereof), respectively. We are engaged in the business of oil extraction and, as such, our business or our assets may be considered by the Argentine or Mexican governments, or the governments of other countries where we might invest in the future, to be a public service or essential for the provision of a public service. Therefore, our business is subject to political uncertainties, including expropriation or nationalization of our business or assets, loss of concessions, renegotiation or annulment of existing contracts, and other similar risks.

In such an event, we may be entitled to receive compensation for the transfer of our assets under applicable law. However, the price received may not be sufficient, and we may need to take legal actions to claim appropriate compensation. Our business, financial condition and results of our operations could be adversely affected by the occurrence of any of these events.

We cannot assure that any acts of expropriation by the Argentine or Mexican governments, changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations will not have a material adverse effect on our operation and business, or the Argentine or Mexican economies in general and, as a result, adversely affect our financial condition, our results of operations.

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

Argentina

The Hybrocarbons Law No. 17,319 (Ley de Hidrocarburos) (as amended, the “Hydrocarbons Law”) is the main regulatory framework of the hydrocarbons industry, as it created a system of exploration permits and production concessions awarded by the state (federal or provincial, depending on the location of the resources), through which companies hold exclusive rights to explore, develop, exploit and take title of the production at the wellhead, in exchange for a royalty payment and adherence to the general taxation regime.

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

In addition, holders of concessions who apply for extensions (pursuant to Law No. 27,007) may be required to pay additional royalties ranging from 3% and up to a total maximum of 18%. Under the Hydrocarbons Law, failure to meet the standards and obligations may result in the imposition of fines, and material violations which remain uncured upon expiration of the relevant cure period may result in the revocation of the concession or permit.

No assurance can be given that our concessions will be renewed in the future by the competent authorities based on the investment plans submitted to that effect, or that such authorities will not impose additional requirements for the renewal of such concessions or permits. Additionally, five of our concessions were granted for a 35-year period and with royalties of 12%, under the terms prescribed by Law No. 27,007. We cannot assure you that any future legislation the Argentine government may enact from time to time may not affect such concessions.

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

Law No. 26,197 (the “Short Law”) transferred the eminent domain on hydrocarbon reservoirs from the Argentine Government to the provinces. Exploration permits and exploitation concessions in existence when the Short Law was enacted have been transferred to the relevant provincial governments until their expiration. On the other hand, transportation concessions between provinces continue to be subject to federal jurisdiction. Petroleum rights are independent from surface rights. Oil production belongs to the licensee (the titleholder of an exploration permits or exploitation concession) upon its extraction.

No assurance can be given that our exploitation concessions will be renewed in the future by the relevant provincial authorities based on the investment’s plans submitted to that effect, or that such authority will not impose additional requirements for the renewal of such concessions.

Mexico

Our E&P license contract is valid for 30 years and may be renewed for up to two additional periods of up to five years each, subject to the terms and conditions set out in the contract. The power and authority to extend the term of existing and future contracts lies with the CNH. Under the existing contracts, for an E&P license contract to be eligible for an extension, the developer must (i) be in compliance with the terms of such contracts, (ii) submit an amendment proposal to the development plan and (iii) commit to maintain ‘sustained regular production’ throughout each extension.

No assurance can be given that our contracts will be renewed in the future by the CNH based on the investment’s plans submitted to that effect, that such authority will not impose additional requirements for the renewal of such contract, or that we will continue to have a good business relationship with the new and future administrations.

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations.

The effects of a global economic crisis on our customers and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business financial condition and results of operations. The financial and economic situation in Argentina, Mexico or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business. See “—The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth” below.

The Argentine economy can be adversely affected by economic developments in the global financial markets, and by more general “contagion” effects from other financial markets, which could have a material adverse effect on Argentina’s economic growth.

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crises and market conditions in other markets worldwide. Global economic instability such as uncertainty about global trade policies, the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, the withdrawal of the United Kingdom from the European Union (“Brexit”), geopolitical tensions between the United States and a number of foreign countries, the ongoing conflict between Russia and Ukraine, decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and other non-OPEC oil-producing nations with respect to oil production quotas, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, including the result of the COVID-19 pandemic, could impact the Argentine economy and jeopardize Argentina’s ability to correct its existing macro imbalances, among others. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

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

There has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years, and at the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which prompted the Argentine government to adopt a series of measures that have resulted in industry shortages and/or higher costs, including, but not limited to: importing natural gas to compensate for shortages in local production, using BCRA reserves to purchase such imports given the absence of foreign direct investment, increasing the number of participants eligible to benefit from the Promotional Investment Regime under the Hydrocarbons Law, and creating Gas.Ar Plan. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina.” In the event that these measures do not have the effect sought by the Argentine government, the latter could be forced to continue to import natural gas which, as mentioned above, could have a negative impact on the BCRA’s foreign currency reserves. If the Argentine government is unable to pay for imports of natural gas, economic activity, business and industries may be adversely affected.

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

Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential and legislative elections are scheduled for October 2023, with primary elections scheduled for August 2023. In addition, some provinces have separate calendars that are slightly ahead of the national calendar, such as the Province of Neuquén, which held elections on April 16, 2023.

Changes in the local and federal administrations may also imply alterations of programs and policies that apply to the oil and gas sector. Argentina’s president and the Argentine Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy. Therefore, we cannot foresee measures that might be adopted by any future federal administration, or by any future administration at the provincial level, and the effect any such measures might have on the Argentine economy and the ability of Argentina to comply with its financial obligations, which could negatively affect our business, financial condition and results of operations.

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

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. In Transparency International’s 2022 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 94th (with one being the least corrupt country and 180 being the most corrupt country), decreasing from the previous survey in 2021.

As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Argentine Public Prosecutor (Ministerio Público Argentino). Companies involved in the investigations may be subject to, among other consequences, a decrease in their credit ratings, claims filed by their investors, and may further experience restrictions in their access to financing through the capital markets, together with a decrease in their income. The potential outcome of these and other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated, as well as on the general market perception of the economy, political environment and the capital markets in Argentina. We have no control over and cannot predict the outcome of any such investigations or allegations nor their effect on the Argentine political and economic instability, nor the can we predict the adverse effect on our commercial activities and results of operations.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment.

The Argentine State owns the hydrocarbons reserves located in the subsoil in Argentina.

The Hydrocarbons Law provides that liquid and gaseous hydrocarbon deposits located in the territory of the Argentina and in its continental shelf belong to the inalienable and imprescriptible patrimony of the Argentine State, either at the Federal or Provincial level, depending on the location of such deposits. However, the exploration and production of oil and natural gas is carried out through exploration permits and exploitation concessions granted to public and private companies. Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Argentine government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Argentina. See “Item 4—Information on the Company—Industry and Regulatory Overview —–Oil and Gas Regulatory Framework in Argentina.”

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

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that we produce. In response, the Mexican government has implemented various security measures and has strengthened its military and police forces. Despite these efforts, criminal activity continues to exist in Mexico. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on our financial condition and results of operations.

Economic and political developments in Mexico may adversely affect Mexican economic policy and, in turn, our operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. The Mexican presidential elections of 2018 resulted in an administration change effective as of December 1, 2018. There cannot be any assurance in the predictions of how the current administration will be conducted and any measure adopted by such new administration could have uncertain results and negative impacts. Additionally, other events and changes, and any political and economic instability that may arise in Mexico, could have a material adverse effect on the economy of the country. The extent of such an impact cannot be accurately predicted. We cannot provide any assurances that political developments in Mexico will not have an adverse effect on the Mexican economy or oil and gas industry and, in turn, our business.

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

The Mexican Constitution provides that the Mexican nation, and not us, owns all petroleum and other hydrocarbon reserves located in the subsoil in Mexico. Article 27 of the Mexican Constitution provides that the Mexican government will carry out E&P activities through contracts with third parties or allocations awarded to State Productive Enterprises (empresas productivas del Estado). The Mexican Hydrocarbons Law allows us and other oil and gas companies to explore and extract the petroleum and other hydrocarbons reserves located in Mexico, subject to the entry into agreements pursuant to a competitive bidding process. Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Mexican government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. For more information, see “Item 4—Information on the Company—Industry and Regulatory Overview —Mexico’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Mexico.”

A new pandemic could have a significant adverse effect on our business operations, as was the case with the COVID-19 pandemic.

In late December 2019, a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Since COVID-19 has spread throughout the world in 2020, the COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Mexico and Argentina. To mitigate the impact of the COVID-19 pandemic, the Argentine and Mexican governments, have over time implemented different measures involving mandatory social restrictions on mobility, closures of non-essential businesses, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sports events, restrictions to cultural sites and tourist attractions and extension of holidays, among many others.

During 2020, the Company’s revenues and financial condition were severely hit due to the reduced demand for oil and gas, and the collapse in oil and gas prices, driven by the COVID-19 pandemic. Due to these issues, we decided to stop all drilling and completion activities, both in Argentina and Mexico, which negatively impacted our production by delaying development projects. As a result, our loss for the year, net was US$102.7 million in 2020 compared to US$32.7 in 2019, and our Adjusted EBITDA was US$95.6 million in 2020, a reduction of 44% compared to 2019.

During 2021 and 2022, the Argentine and Mexican governments gradually eased restrictions in place to contain the impact of the pandemic, such as re-opening schools, removing restrictions on domestic and international air travel, making the use of masks in public places optional, allowing public in massive sports and cultural events, in view of the progress made in vaccination campaigns.

On February 28, 2023, the CRE published the Resolution, whereby it reinstated, as of March 1, 2023, the procedures previously suspended by the CRE during the COVID-19 pandemic. After its publication in the Federal Register, the Resolution lifted the suspension of legal deadlines as of March 1, 2023. The Resolution intends to address the three-year delay and meet the needs of the regulated market. With this, CRE expects to respond to all the pending procedures. As of the date of the Resolution, there were 9,963 pending procedures, of which 7,887 relate to hydrocarbons, 858 to power, and 1,218 to pre-registration.

We cannot predict or estimate the ultimate negative impact that a resurgence of COVID-19 or another pandemic would have on our results of operations and financial condition, since it will depend on future developments outside of our control, including the intensity and duration of the pandemic and measures taken to contain the pandemic or mitigate its economic impact by the Argentine or Mexican governments.

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

However, Vista has appealed this tax provision (amparo), with the intention of gaining an exemption to providing this information, and therefore not being considered in the joint and several tax liability obligations. As of the date hereof, our appeal has not been resolved.

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

Volatility in the market price of our series A shares and the ADSs may prevent investors from selling their securities at or above the price that they paid for them. The market price and market liquidity of our series A shares and the ADSs may be adversely affected by several factors, including, but not limited to, the extent of investor interest in us, the attractiveness of our series A shares and the ADSs in comparison to other equity securities (for instance, shares issued by a company with larger operating history in our own industry), our financial performance and general market conditions. Certain additional factors that could negatively affect, or result in fluctuations in, the price of our series A shares and the ADSs include actual or anticipated variations in our operating results; potential differences between our actual financial and operating results and those expected by investors; investors’ perceptions of our prospects and the prospects of our sector; new laws or regulations or new interpretations of laws and regulations, including tax guidelines, applicable to the energy sector, our series A shares and/or the ADSs; general economic trends and risks in the United States, Latin American or global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; changes in our operations or earnings estimates or publication of research reports about us or the Latin American energy industry; market conditions affecting the Latin American economy generally or borrowers in Latin America specifically; significant volatility in the market price and trading volume of securities of companies in the energy sector, which are not necessarily related to the operating performance of these companies; additions to or departures from our Executive Team; completing (or failing to complete) additional acquisitions or executing additional concession agreements; speculation in the press or investment community; changes in the credit ratings or outlook assigned to Latin American countries, particularly Mexico and Argentina, and entities of the energy sector; political conditions or events in Argentina, Mexico, the United States and other countries; and enactment of legislation or other regulatory developments that adversely affect us or our industry.

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

The trading market for our series A shares and the ADSs may be impacted in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If no securities or industry analysts covers us, the trading price for our series A shares and the ADSs may be negatively impacted. If one or more of the analysts who covers us downgrades us or releases negative publicity about our series A shares and ADSs, our share price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our series A shares and the ADSs may decrease, which may cause our share price or trading volume to decline.

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

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. As an emerging growth company, we are permitted to take (and intend to continue taking) advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We do not have to comply with future audit rules promulgated by the Public Company Accounting Oversight Board (“PCAOB”) (unless the SEC determines otherwise) and our auditors do not need to attest to our internal control under Section 404(b) of the Sarbanes-Oxley Act. This annual report does not include an attestation report of our independent registered public accounting firm related to management’s assessment of internal control over financial reporting. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.235 billion (as adjusted for inflation), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our series A shares that is held by non-affiliates exceeds US$700.0 million as of the prior September 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you is not the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

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

Because ADS holders do not hold their series A shares directly, they are subject to additional risks, including as an ADS holder, you may not be able to exercise shareholder rights; distributions on the series A shares represented by your ADSs are paid in Mexican Pesos to a custodian through S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) and before such custodian transfers any such distributions to the depositary for your benefit, it would be required to deduct withholding taxes, if any. The depositary would also be required to convert distributions made in Mexican Pesos into U.S. Dollars. Additionally, if the exchange rate fluctuates significantly prior to the depositary converting any distribution into U.S. Dollars, the amount of such distribution may decrease in terms of U.S. Dollars; and we and the depositary may amend or terminate the Deposit Agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs.

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses and holders of our series A shares and ADSs may suffer further dilution.

We adopted our Long-Term Incentive Plan (the “Plan”) in April 2018 for the purpose of attracting and retaining talented people as officers, directors, employees and consultants which are key to us, incentivizing their performance and aligning their interests with ours. Under the Plan, our Board of Directors is authorized to grant restricted series A shares or ADS (“Restricted Stock”) and options to purchase our series A shares or ADS (“Stock Options”) to our officers, directors, employees and consultants. We reserved 8,750,000 series A shares issued on December 18, 2017 for the implementation of the Plan. Additionally, the series A shares repurchased by the Company through our buy-back program may be allocated to the Plan.

Additionally, the vesting of series A shares reserved for the Long-Term Incentive Plan (or the allocation to the Plan of the series A shares repurchased by the Company through our buy-back program) may cause immediate dilution to our existing shareholders and may also have a dilutive effect on our earnings per share. If all series A shares currently reserved for the Plan, in addition to all the shares repurchased through the ongoing buy-back program, became outstanding, our issued and outstanding share capital would increase 6% from 92,883,542 series A shares outstanding as of the date of this annual report to 98,781,026 series A shares.

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

Under our current by-laws, whenever we issue new shares for subscription and for payment in cash, subject to certain exceptions (such as those related to public offerings, mergers, or conversion of convertible securities), we must grant preemptive subscription rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer preemptive rights to foreign shareholders and ADS holders identical to those of our shareholders residing in Mexico in connection with any future issuance of shares unless we comply with certain specific requirements under the laws and regulations of the applicable jurisdictions of our non-Mexican shareholders. In the case of United States shareholders and ADS holders, we might not be able to offer them shares pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares, unless the offer of such shares is registered under the Securities Act or an exemption from the registration requirement is available.

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

These provisions in our bylaws could potentially discourage future purchases of a significant number of our shares, including potential future acquirers of our business, and accordingly could adversely affect the liquidity and price of our series A shares.

The payment and amount of dividends, or share buybacks, are subject to the determination of our shareholders.

The amount available for cash dividends, or share buybacks, if any, will be affected by many factors, including our future operating results, financial condition and capital requirements as a result thereof, and the terms and conditions of legal and contractual restrictions. Also, the amount of cash available for dividend payments, or share buybacks, may vary significantly from estimates. There can be no assurance that we will be able to pay or maintain the payment of dividends. Our actual results may differ significantly from the assumptions made by our Board of Directors in recommending dividends, or share buybacks, to shareholders or in adopting or amending a dividend policy in the future. Also, there can be no assurance that our Board of Directors will recommend a dividend payment, or share buy-back, to our shareholders or, if recommended, that our shareholders will approve such a dividend payment or share buy-back. The payment of dividends, or share buybacks, and the amounts of dividend payments paid by us to our series A shares are subject to the approval of our shareholders and our having absorbed or repaid losses from prior years and also may only be paid from retained earnings approved by our shareholders and if legal reserves have been created.

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

As a foreign private issuer, we are permitted to, have relied, and intend to keep relying, on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of the ADSs.

The NYSE’s rules require listed companies to have, among other things, a majority of their board members be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. While we currently meet this requirement, we might cease to do so in the future, given that, as a foreign private issuer and a controlled company, we are permitted to follow home country practice in lieu of the above requirements. Mexican law does not require that a majority of our board consist of independent directors or the implementation of a compensation or nominating committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to the NYSE rules applicable to most U.S. companies. As long as we rely on the foreign private issuer and controlled company exemptions to the NYSE rules, a majority of our Board of Directors is not required to consist of independent directors and we will not be required to have a compensation or nominating committee. Therefore, our board’s approach may be different from that of a board with a majority of independent directors, and, as a result, the executive team’s oversight of the Company may be more limited than if we were subject to the NYSE rules applicable to most U.S. companies.

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

Under Argentine tax law, non-Argentine residents who sell or transfer shares or other interests in foreign entities acquired after January 1, 2018, may be subject to capital gains tax in Argentina if 30% or more of the market value of the foreign entity is derived from assets located in Argentina and the shares being sold or transferred represent 10% or more of the equity interests of such foreign entity. Therefore, any non-Argentine holder of our series A shares who sell or transfer series A shares acquired after January 1, 2018, representing 10% or more of our equity interests would be subject to the Argentine capital gains tax.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Vista Energy, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We were originally incorporated in Mexico on March 22, 2017.

Our principal executive offices are located at Pedregal No. 24, Floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, Mexico City, Zip Code 11040, Mexico. Our telephone number at this location is +52 (55) 8647-0128. Our website is http://www.vistaenergy.com. Information contained on, or accessible through, this website is not incorporated by reference in, and will not be considered part of, this annual report. The Securities and Exchange Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission.

Recent Developments

Transaction to increase focus on shale oil operations in Vaca Muerta

On February 23, 2023, Vista announced a two-phase transaction (the “Conventional Assets Transaction”) between Vista Argentina and Petrolera Aconcagua Energía S.A. (“Aconcagua”) to increase its focus on its shale oil operations in Vaca Muerta and strengthen shareholder returns.

Under the terms of the Conventional Assets Transaction, effective March 1, 2023:

(i)

Aconcagua became the operator of the following explotation concessions in the Neuquina Basin located in Argentina: Entre Lomas, located in the Province of Neuquén, and Entre Lomas, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito SE, located in the Province of Río Negro (the “CAT Exploitation Concessions”). Additionally, Aconcagua became the operator of the following transportation concessions: the Entre Lomas gas transportation concession, the Jarilla Quemada gas transportation concession, and the 25 de Mayo-Medanito SE crude oil transportation concession (the “CAT Transportation Concessions,” and together with the CAT Exploitation Concessions, the “CAT Concessions”);

(ii)	Aconcagua will pay Vista US$26.47 million in cash (US$10.00 million paid on February 15, 2023, US$10.73 million to be paid on March 1, 2024, US$5.73 million to be paid on March 1, 2025);

(iii)

Vista Argentina retains 40% of the crude oil and natural gas production, and 100% of liquified petroleum gas, gasoline, and condensates, from the CAT Exploitation Concessions (with Aconcagua paying all costs, taxes, and royalties) until the earlier of (a) the final closing date on February 28, 2027 and (b) the date in which Vista Argentina receives a cumulative production of 4 million barrels of crude oil and 300 million m3 of natural gas. On the other hand, Aconcagua is entitled to 60% of the crude oil and natural gas production from the CAT Exploitation Concessions;

(iv)	Aconcagua will pay 100% of Vista Argentina’s share of the capex, opex, royalties, taxes, and any other costs associated with the CAT Exploitation Concessions;

(v)

Vista Argentina has the right to purchase from Aconcagua up to Aconcagua’s 60% share of the natural gas produced by the CAT Exploitation Concessions at a price of US$1 per million BTU until the the final closing date on February 28, 2027;

(vi)

Vista Argentina and Aconcagua will work jointly with the Provinces of Río Negro and Neuquén to negotiate an extension of the exploitation and transportation concession titles governing the CAT Concessions, including an upfront payment and an investment commitment, as per the terms set forth in the applicable regulation in Argentina;

(vii)

Vista Argentina retains the right to explore and develop the Vaca Muerta formation in the CAT Exploitation Concessions and seek to obtain one or more independent and separate unconventional concessions to develop such resources;

(viii)

Vista Argentina and Aconcagua have signed an agreement whereby Vista Argentina will treat and transport 100% of the crude oil produced in the CAT Exploitation Concessions (except for 25 de Mayo-Medanito SE and Jagüel de los Machos) until the expiration of the concession titles (including the potential 10-year extension);

(ix)

Vista Argentina remains concession title holder until no later than the final closing date on February 28, 2027, when the CAT Concessions will be transferred to Aconcagua, subject to provincial approvals.

The Entre Lomas crude oil transportation concession, which includes a 57,000 bbl/d oil treatment plant geographically located in the Entre Lomas Río Negro concession and a net book value of US$20 million as of December 31, 2022, was excluded from the Conventional Assets Transaction.

The following pro forma table shows the impact on the results of operations resulting from the Conventional Assets Transaction as if such transaction had occurred on March 1, 2022:

	2022	Pro forma adjustments 2022	Pro forma 2022
Production (Mboe/d)	48.6	5.1	43.4	(1)
Total Proved Reserves, (MMboe)	251.6	(7.5)	244.1	(1)
Net acreage in Argentina (Acres) by year end	569,197	(359,200)	209,997	(2)
Net operated productive wells in Argentina by year end	1,144	(924)	220

(1)	Excludes 60% of oil and gas production and reserves corresponding to CAT Exploitation Concessions.

(2)	Excludes 100% of CAT Exploitation Concessions acreage.

Successful result in Bajada del Palo Este

On April 18, 2023, Vista announced successful results in the third well drilled, completed and tied-in in the Bajada del Palo Este, well BPE-2301h, located in the south-eastern part of the block. Well BPE-2301h targeted the La Cocina landing zone of Vaca Muerta, with a lateral length of 2,818 meters and 48 completion stages.

The cumulative production of well BPE-2301h for the first 60 days was 74.9 thousand Mboe, with a peak IP-30 of 1,547 boe/d. The oil content of the well was approximately 99% of total production. Additionally, the robust performance in well BPE-2301h boosted Bajada del Palo Este total production from 2,994 boe/d in Q4-2022 to 4,248 boe/d in March 2023.

Based on the successful results in BPE-2301h, the Company has increased its estimated ready-to-drill inventory in the block from up to 50 to up to 150 wells.

Debt issuance

On March 3, 2023, Vista Argentina issued (i) notes for a nominal amount of US$118.5 million at a fixed annual nominal interest rate of 0%, the principal amount of which will be repayable in full in a single installment on the maturity date, March 3, 2027, and (ii) notes for a nominal amount of US$16.5 million at a fixed annual nominal interest rate of 1%, the principal amount of which will be repayable in full in a single installment on the maturity date, March 3, 2028.

Exercise of Warrants

On October 4, 2022, Vista held a warrant holders’ meeting during which the warrant holders approved the amendments to the warrant indenture and the global certificate that covers such Warrants proposed by the Company, by means of which a cashless exercise mechanism was implemented that entitled the warrant holders to, in their sole discretion or at Vista’s discretion –in the latter case, with respect to all outstanding warrants and without any further request, notice or communication required to or from warrant holders or any other person (the “Automatic Cashless Exercise”)– obtain one Series A share representative of the capital stock of the Company for each 31 Warrants owned.

Between October 10, 2022 and March 7, 2023, the warrants holders exercised 75,144,465 warrants, and as a result of such excercise, 2,424,015 additional series A shares became outstanding.

On March 7, 2023, Vista concluded the process with the CNBV to update the registration of Vista’s warrants in the RNV enabaling the Automatic Cashless Exercise. On March 15, 2023, by virtue of such Automatic Cashless Exercise, and after giving effect thereto, the 24,535,535 outstanding Warrants were exercised, and 791,439 additional series A shares became outstanding. By virtue of the exercise of all Warrants (i.e., those exercised by the warrant holders before the Automatic Cashless Exercise, plus those exercised pursuant to such Automatic Cashless Exercise), the total number of series A shares that became outstanding is 3,215,454. As of the date of this annual report, there are no outstanding warrants.

As a result of the above, the Strategic Partners Agreement (as defined below) has come to an end as the terms thereof are no longer applicable.

Series C Repurchase

On March 17, 2023, Vista concluded a transaction that resulted in the acquisition of the two outstanding series C shares, pursuant to the share repurchase program authorized by the Company’s shareholders using the repurchase fund. These series C shares are currently held by the Company, and no economic or corporate rights might be exercised in connection therewith.

Amendments to the Company’s Bylaws

On the ordinary and extraordinary shareholders’ meeting held on April 24, 2023, the Company’s shareholders approved, among other things, certain amendments to the Company’s bylaws for purposes of eliminating the references to the Strategic Partners Agreement as such references are no longer applicable.

BUSINESS OVERVIEW

We are an independent Latin American, shale oil-focused company operating since April 4, 2018, with our main assets located in the Neuquina basin, Argentina. Vaca Muerta is the largest shale oil and gas play under development outside North America, where we have rights to develop approximately 183,100 acres. We are also the holders of conventional producing assets in Argentina and Mexico. Most of our production and revenues, our ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including our currently producing Vaca Muerta wells.

We seek to generate strong returns for our shareholders based on the following key value drivers:

Deep, ready-to-drill, short-cycle well inventory. Our growth plan is based on developing our approximately 1,000-well inventory in Vaca Muerta, out of which 550 well are in Bajada del Palo Oeste, 150 in Aguada Federal, 150 in Bandurria Norte and 150 in Bajada del Palo Este, in line with the highest efficiency and safety standards. As of December 31, 2022, we had tied-in 60 wells in Bajada del Palo Oeste. Additionally, during 2022, we tied-in our first two wells in Bajada del Palo Este and our first six wells in Aguada Federal. This activity boosted our production to 54.7 Mboe/d during the fourth quarter of 2022, representing a 33% growth interannually. Our proved certified reserves increased to 251.6 Mboe as of December 31, 2022. Our well inventory in Aguila Mora will be updated in the upcoming quarters upon completion of the ongoing pilot.

Peer-leading operating performance. We believe the productivity of our new wells demonstrates the quality of our Vaca Muerta acreage. As of December 31, 2022, the Vista average well (representing the average of our pads BPO-1 to BPO-10) was performing 3% above our Bajada del Palo Oeste type curve after 360 days of production. This productivity performance places our wells among the best of Vaca Muerta.

Production growth driven by Bajada del Palo Oeste, and our rebased cost structure led to the decrease of lifting cost to 7.5 $/boe in 2022 from 13.9 $/boe in 2018.

Robust balance sheet and financial performance. Cash & cash equivalents at the end of 2022 was US$244 million. During the year 2022, the profit for the year, net totaled US$269.5 million. The Adjusted EBITDA for 2022 was US$764.5 million and net leverage ratio as of December 31, 2022, was 0.4x Adjusted EBTIDA.

ESG-focused culture. At Vista, we aim to develop our business in a sustainable way. We aspire to become net zero in scope 1 & 2 GHG emissions by 2026, combining (i) a 35% reduction in our operating carbon footprint, in absolute terms, compared to 2020 emissions, with (ii) the implementation of nature-based solution projects to remove the remaining carbon emissions. During 2022, we reduced the intensity of Scope 1 and 2 GHG emissions by 25% year-on-year, i.e., from 24 kgCO2e/boe to 18 kgCO2e/boe. We are currently executing the Company’s first four Natural-Based Solutions projects.

Safety is a bedrock of our Company, and we aim to operate with the highest oil & gas industry standards in accordance with the International Association of Oil and Gas Producers (“IOGP”) and the global oil and gas industry association for environmental and social issues (“IPIECA”). In 2022, we had a TRIR of 0.86, which was below one for the third consecutive year. Futhermore, in 2022 we recorded no major oil spill incidents.

We strongly believe in the value of developing an organizational culture that promotes diversity, equity and inclusion at each level. We aim to develop these capacities in our employees and leaders, through the execution of several projects and initiatives captured by our Vista Diversity Equity & Inclusion (“DEI”) program. In 2022, 45% of new hires were women, raising the share of female employees by 2 pps to 22%. In addition, we invested approximately US$736,000 in social development. Our goal is to create a work environment where our people feel they can exchange ideas and opinions, regardless of race, gender, nationality, religion and beliefs. See “Item 4—Information of the Company—ESG Matters.”

We are committed to enhancing the development of the communities in which we operate, with an inclusive business model, and reinforcing the sense of belonging through open dialogue, active cooperation, volunteering and social commitment.

We are committed with the implementation of transparent and solid principles in our corporate governance, which strengthen trust and credibility with our interest groups. We are aligned with Global Reporting Initiative (“GRI”) Oil and Gas Sector Standard 2021 and GRI Universal Standards 2021 framework and the Sustainability Accounting Standards Board (“SASB”) for industry-specific ESG topics most relevant to our financial performance and long-term value creation. For the second consecutive year, 2022 Sustainability Report will include information aligned with the recommendations published by the Task Force on Climate-Related Financial Disclosures (“TCFD”) and will have limited assurance on certain relevant GRI indicators. We are signatories to the United Nations Global Compact’s Ten Principles on human rights, labor, environment and anti-corruption. Our Board of Directors has oversight of all sustainability related actions through our Corporate Practices Committee.

Our Operations

The following map illustrates the location of our concessions in Argentina as of the date of this annual report:

(1)

Includes production and reserves from Acambuco concession, not shown on this map. It also includes production and reserves from assets transferred to Aconcagua, effective on March 1, 2023. Following that date, Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets

During 2022, our average daily production was 48,560 boe/d. As of December 31, 2022, our portfolio of assets included working interests in 14 hydrocarbon concessions, 13 of which were located in Argentina and one in Mexico. We operated 13 of those concessions, which represented 99.7% of our net production. Additionally, in Argentina, we held approximately 570,000 net acres, of which we operated 99%. As of December 31, 2022, our total proved reserves were 251.6 MMboe, of which 83% consist of oil and 98% of which were located in Argentina. During the fourth quarter of 2022, we were the second largest shale oil producer in Argentina, according to the SdE. In 2022, our shale production was 41,479 boe/d.

The following table presents information on our concessions as of the date of this annual report, and estimated reserves and production as of December 31, 2022:

Block	Gross acres	Net acres	Interest		Operator	Net proved reserves as of Dec. 31, 2022 (MMboe)	Average net production for the year ended Dec. 31, 2022 (Mboe/d)	Concession Expiration
Neuquina Basin
Bajada del Palo Oeste	62,641	62,641	100%		Vista	186.4	31.4	2053
Entre Lomas Río Negro	83,349	83,349	100	%(6)	Vista	6.0	3.4	2026
Jagüel de los Machos	48,359	48,359	100	%(6)	Vista	2.7	2.9	2025
25 de Mayo-Medanito	32,247	32,247	100	%(6)	Vista	3.0	2.5	2026

Block	Gross acres	Net acres	Interest		Operator	Net proved reserves as of Dec. 31, 2022 (MMboe)	Average net production for the year ended Dec. 31, 2022 (Mboe/d)	Concession Expiration
Entre Lomas Neuquén	99,665	99,665	100	%(6)	Vista	1.5	1.5	2026
Bajada del Palo Este	48,853	48,853	100%		Vista	8.5	2.9	2053
Coirón Amargo Norte	26,598	22,508	84.6%		Vista	0.8	0.2	2037
Jarilla Quemada(1)	47,617	47,617	100	%(6)	Vista	0.0	0.3	2040
Coirón Amargo Sur Oeste	16,440	—	—	(2)	Shell	—	—	—
Águila Mora	23,475	21,128	90%		Vista	—	—	2054
Charco del Palenque	47,963	47,963	100	%(6)	Vista	0.7	0.0	2034
Aguada Federal	24,058	24,058	100	%(3)	Vista	37.4	2.8	2050
Bandurria Norte	26,404	26,404	100	%(3)	Vista	—	—	2050
Golfo San Jorge Basin
Sur Río Deseado Este (“SRDE”)	75,604	—	—	(4)	Alianza Petrolera	—	—	—
Noroeste Basin
Acambuco	293,747	4,406	1.5%		Pan American Energy	0.7	0.1	2036/2040
Mexico
CS-01	23,517	23,517	100	%(5)	Vista	4.0	0.5	2047

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).

(2)	Fully divested 10% working interest to Shell. The effective date of the transaction was April 1, 2021.

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

(6)

Assets transferred to Aconcagua, effective on March 1, 2023. After such date Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets.

As a result of the Conventional Assets Transaction, as of the date of this annual report, we hold (i)100.00% operated interest in the following exploitation concessions: Bajada del Palo Oeste and Bajada del Palo Este, Aguada Federal, Bandurria Norte, and CS-01, (ii) 84.62% operated interest in the exploitation concession Coirón Amargo Norte, (iii) 90% operated interest in the exploitation concession Águila Mora, and (iv) 1.50% non-operating interest in the unconventional exploitation concession Acambuco.

Main Operating Subsidiaries

Vista Energy Argentina S.A.U.

Vista Energy Argentina S.A.U. (formerly “Vista Oil & Gas Argentina S.A.”, and prior thereto “Petrolera Entre Lomas S.A.”) is an Argentine company with offices in Buenos Aires and Neuquén. In the Neuquina Basin, Vista Argentina currently holds a (i)100.00% operated interest in the following blocks: Bajada del Palo Oeste and Bajada del Palo Este unconventional exploitation concessions, located in the Province of Neuquén, (ii) 84.62% operated interest in the exploitation concession Coirón Amargo Norte located in the Province of Neuquén, (iii) 50% operated interest in the Aguada Federal and Bandurria Norte unconventional exploitation concessions, located in the Province of Neuquén, (iv) 90% operated interest in the unconventional exploitation concession Águila Mora located in the Province of Neuquén, and (v) 1.50% non-operating interest in the exploitation concession Acambuco, located in the Province of Salta, operated by Pan American Energy LLC (Argentine Branch). As of December 31, 2022, Vista Argentina had 431 direct employees.

Vista Energy Holding I, S.A. de C.V.

Vista Energy Holding I, S.A. de C.V. (formerly, “Vista Oil & Gas Holding I, S.A. de C.V.”) is a Mexican company with administrative offices in Mexico City incorporated for purposes of, among other things, participating as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. It currently holds a 100% interest in Vista Energy Argentina S.A.U. and a 100% indirect interest in AFBN S.R.L., Aluvional S.A. and Aleph Midstream S.A.

Vista Energy Holding II, S.A. de C.V.

Vista Energy Holding II, S.A. de C.V. (formerly, “Vista Oil & Gas Holding II, S.A. de C.V.”) is a Mexican company with administrative offices in Mexico City incorporated for purposes of exploring and extracting hydrocarbons in Mexico, as well as to participate as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. It is the holder of 100% working interests in the CS-01. As of December 31, 2022, Vista Energy Holding II, S.A. de C.V. had 17 employees.

AFBN, S.R.L.

AFBN, S.R.L. (formerly, “ConocoPhillips Argentina Ventures S.R.L.”) is a company organized and existing under the laws of Argentina dedicated to the E&P of hydrocarbons and the commercialization of oil, natural gas and NGL. In the Neuquina Basin, it currently holds a 50% non-operated interest in the Aguada Federal and Bandurria Norte unconventional exploitation concessions. Vista Energy Holding I, S.A. de C.V. holds a 4.31% direct interest in AFBN, S.R.L. The remaining interest is held by Vista Energy Argentina S.A.U. with 14,80% and Vista Holding VII S.ár.l with 80,89%, the latter being a wholly-owned legal entity. As of December 31, 2022, AFBN, S.R.L. had no direct employees.

Aleph Midstream S.A.

Aleph Midstream S.A. is a company organized and existing under the laws of Argentina that started operating in August 2019 and became the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina Basin, spearheading a new paradigm for the development of the Vaca Muerta shale play built on the concept of long-term partnerships with upstream-focused producers. Vista Energy Holding I, S.A. de C.V. holds a 36.08% direct interest in Aleph Midstream. The remaining 63.92% interest is held by Vista Oil & Gas Holding V B.V. As of December 31, 2022, Aleph Midstream S.A. had no direct employees.

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

Aluvional S.A.

Aluvional S.A. is a company organized and existing under the laws of Argentina dedicated to the extraction of sand, stone, pebbles, granitic and/or calcareous materials and other natural resources that are used for the hydraulic stimulation of unconventional oil and gas exploitation in the provinces of Neuquén, Río Negro, Mendoza, and La Pampa. Aluvional S.A. holds 10-year term concessions of 15 quarries of siliceous sand, all of them located in the Province of Río Negro. Vista Oil & Gas Holding I, S.A. de C.V. holds a 95% direct interest in Aluvional S.A. The remaining 5% interest is held by Vista Energy Argentina SAU. As of December 31, 2022, Aluvional S.A. had 14 employees.

Aike NBS S.A.U.

Aike NBS S.A.U. is a company organized and existing under the laws of Argentina that started operating in May 2022 and is dedicated to the management of all types of forestry, livestock and agricultural projects aimed at the generation of certified carbon credits. Vista Energy S.A.B. de C.V. holds 100% direct interest in Aike NBS S.A.U. As of December 31, 2022, Aike NBS S.A.U. had three direct employees.

Argentina

Overview

During the year ended December 31, 2022, our production was concentrated in the Neuquina Basin, mostly in Bajada del Palo Oeste. As of December 31, 2022, we also owned some assets in the Noroeste Basin which, together with the Neuquina Basin assets, amount to approximately 570,000 net acres. As of December 31, 2022, we owned 1,144 productive wells and approximately 193 injector wells in Argentina.

As a result of the Conventional Assets Transaction, we transferred the operations of a portion of our assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—History and Development of the Company—Recent Developments—Transaction to increase focus on shale oil operations in Vaca Muerta.”

We have approximately 183,100 net acres located in the Vaca Muerta shale oil formation in Bajada del Palo Oeste, Bajada del Palo Este, Águila Mora, Aguada Federal and Bandurria Norte. We operate 100% of our shale net acreage. As of December 31, 2022, we had tied-in 60 shale oil wells targeting the Vaca Muerta formation in Bajada del Palo Oeste. Additionally, during 2022 we tied-in our first two shale wells in Bajada del Palo Este and our first six shale wells in Aguada Federal. This took our shale production to 34.7 Mboe/d by the year end, boosted by strong individual well performance.

We have a significant inventory of up to approximately 1,000 drilling locations targeting the Vaca Muerta shale oil formation within our core development acreage, which provide us with more than 20 years of drilling inventory. Our drilling inventory is currently located in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal and Bandurria Norte blocks. We intend to expand our drilling inventory by testing additional landing zones and further delineating our acreage in the Águila Mora block.

As of December 31, 2022, our total proved reserves in Argentina were 247.7 MMboe, of which 83% consisted of oil reserves. Our average daily production for the year ended December 31, 2022 was 48,087 boe/d, of which 82% was crude oil, 17% natural gas and the remaining 1% was NGL. We have reduced our average operating cost from US$13.9 per boe during the year ended December 31, 2021 to US$7.5 per boe for the year ended December 31, 2022.

Crude Oil Production and Natural Gas Production in Argentina

The tables below outline the average oil, gas and NGL net production, for the periods ended December 31, 2022, 2021 and 2020.

Block	Average net oil production for the year ended December 31, 2022 (Mbbl/d)(5)	Average net gas production for the year ended December 31, 2022 (MMm3/d)(5)	Average net NGL production for the year ended December 31, 2022 (Mbbl/d)(5)
Neuquina Basin
Bajada del Palo Oeste	26.4	5.0	—
Entre Lomas Río Negro(6)	2.4	0.7	0.4
Jagüel de los Machos(6)	2.2	0.7	—
25 de Mayo-Medanito(6)	2.3	0.2	—
Entre Lomas Neuquén(6)	1.0	0.5	0.1
Bajada del Palo Este	2.5	0.4	0.1
Coirón Amargo Norte	0.2	0.0	—
Jarilla Quemada(1) (6)	0.2	0.1	—
Coirón Amargo Sur Oeste(2)	—	—	—
Águila Mora	—	—	—
Charco del Palenque(1) (6)	—	—	—
Aguada Federal(3)	2.5	0.3	—
Bandurria Norte(3)	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este(4)	—	—	—
Noroeste Basin
Acambuco	0.0	0.1	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)	Fully divested a 10% working interest to Shell. The effective date of the transaction was April 1, 2021.
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

(6)

Assets transferred to Aconcagua, effective on March 1, 2023. After such date Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets.

Block	Average net oil production for the year ended December 31, 2021 (Mbbl/d)(5)	Average net gas production for the year ended December 31, 2021 (MMm3/d)(5)	Average net NGL production for the year ended December 31, 2021 (Mbbl/d)(5)
Neuquina Basin
Bajada del Palo Oeste	20.8	0.8	—
Entre Lomas Río Negro	2.3	0.1	0.3
Jagüel de los Machos	2.3	0.1	—
25 de Mayo-Medanito	2.4	0.0	—
Entre Lomas Neuquén	1.1	0.1	0.1
Bajada del Palo Este	0.4	0.1	0.1
Coirón Amargo Norte	0.3	0.0	—
Jarilla Quemada(1)	0.2	0.0	0.0
Coirón Amargo Sur Oeste(2)	0.0	0.0	—
Águila Mora	—	—	—
Charco del Palenque(1)	—	—	—
Aguada Federal(3)	0.1	0.0	—
Bandurria Norte(3)	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este(4)	—	—	—
Noroeste Basin
Acambuco	0.0	0.0	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)	Fully divested a 10% working interest to Shell. The effective date of the transaction was April 1, 2021.
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

Block	Average net oil production for the year ended December 31, 2020 (Mbbl/d)(2)	Average net gas production for the year ended December 31, 2020 (MMm3/d)(2)	Average net NGL production for the year ended December 31, 2020 (Mbbl/d)(2)
Neuquina Basin
Bajada del Palo Oeste	8.3	0.59	—
Entre Lomas Río Negro	2.6	0.23	0.4
Jagüel de los Machos	2.6	0.13	—
25 de Mayo-Medanito	2.6	0.02	—
Entre Lomas Neuquén	1.0	0.04	0.1
Bajada del Palo Este	0.4	0.08	0.0
Coirón Amargo Norte	0.3	0.01	—
Jarilla Quemada(1)	0.2	0.04	0.0
Coirón Amargo Sur Oeste	0.1	0.00	—
Águila Mora	0.0	—	—
Charco del Palenque(1)	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este	—	—	—
Noroeste Basin
Acambuco	0.0	0.02	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)

Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline.

Concessions

As of the date of this annual report, we have working interests in the following oil and gas concessions in Argentina:

Neuquina Basin: (a) a 100% operating interest in the exploitation concessions Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Bandurria Norte (in all cases, as operator); (b) a 84.62% operating interest in the exploitation concession Coirón Amargo Norte (as operator); (c) a 90% operating working interest in the unconventional exploration concession Águila Mora (as operator); and

Noroeste Basin: a 1.5% non-operating interest in the exploitation concessions Acambuco (operated by Pan American Energy).

As a result of the Conventional Assets Transaction, we transferred the operations of a portion of our assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—History and Development of the Company—Recent Developments—Transaction to increase focus on shale oil operations in Vaca Muerta.”

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

Bajada del Palo Oeste

We are the operator and holder of 100% of the unconventional exploitation concession granted for the Bajada del Palo Oeste block in the Neuquina Basin located in the Province of Neuquén. This block has proved reserves of 182.8 MMboe of shale reserves and 3.7 MMboe of conventional reserves as of December 31, 2022, and production of 31.4 Mboe/d (84% oil) for the year ended December 31, 2022. The 35-year term unconventional exploitation concession was granted to us in December 2019 and expires on December 19, 2053. In connection with the granting of such unconventional concession, as of December 31, 2022, Vista had already fulfilled the commitment of drilling eight horizontal wells for a total investment of US$105.6 and US$14.7 million related facilities.

During 2022, we completed and tied-in five pads (pad BPO-11 to BPO-15), adding 20 shale oil wells and taking the shale oil well count in Bajada del Palo Oeste to 60 at year-end 2022. Total shale production in 2022 increased to 34,671 boe/d, out of which 29,730 boe/d corresponds to the shale production of Bajada del Palo Oeste.

The table below details the drilling and completion design of all our wells that have been tied-in as of the date of this annual report:

Well name	Pad number (1)	Landing zone	Lateral length (mts)	Total completion stages
2013	BPO-1	Organic	2,483	33
2014	BPO-1	La Cocina	2,633	35
2015	BPO-1	Organic	2,558	34
2016	BPO-1	La Cocina	2,483	34
2029	BPO-2	Organic	2,189	37
2030	BPO-2	La Cocina	2,248	38
2032	BPO-2	Organic	2,047	35
2033	BPO-2	La Cocina	1,984	33
2061	BPO-3	La Cocina	2,723	46
2062	BPO-3	Organic	2,624	44
2063	BPO-3	La Cocina	3,025	51
2064	BPO-3	Organic	1,427	36
2025	BPO-4	Lower Carbonate	2,186	26
2026	BPO-4	La Cocina	2,177	44
2027	BPO-4	Lower Carbonate	2,551	31
2028	BPO-4	La Cocina	2,554	51
2501	BPO-5	La Cocina	2,538	52
2502	BPO-5	Organic	2,436	50
2503	BPO-5	La Cocina	2,468	50
2504	BPO-5	Organic	2,332	44
2391	BPO-6	La Cocina	2,715	56
2392	BPO-6	Organic	2,804	54
2393	BPO-6	La Cocina	2,732	56
2394	BPO-6	Organic	2,739	57
2261	BPO-7	La Cocina	2,710	46
2262	BPO-7	Organic	2,581	45
2263	BPO-7	La Cocina	2,609	45
2264	BPO-7	Organic	2,604	46
2211	BPO-8	Organic	2,596	53
2212	BPO-8	La Cocina	2,576	53
2213	BPO-8	Organic	2,608	54
2214	BPO-8	La Cocina	2,662	54
2351(2)	BPO-9	La Cocina	3,115	63
2352(2)	BPO-9	Organic	3,218	62
2353(2)	BPO-9	La Cocina	3,171	61
2354(2)	BPO-9	Organic	2,808	56
2441(2)	BPO-10	La Cocina	3,094	63
2442(2)	BPO-10	Organic	2,883	50
2443(2)	BPO-10	La Cocina	2,816	57
2444(2)	BPO-10	Organic	2,625	45
2081(2)	BPO-11	La Cocina	2,785	49
2082(2)	BPO-11	Organic	2,662	41
2083(2)	BPO-11	La Cocina	2,365	37
2084(2)	BPO-11	Organic	2,378	35
2311(2)	BPO-12	La Cocina	3,104	54

Well name	Pad number (1)	Landing zone	Lateral length (mts)	Total completion stages
2312(2)	BPO-12	Organic	3,161	55
2313(2)	BPO-12	La Cocina	3,259	55
2481(2)	BPO-13	La Cocina	2,950	61
2482(2)	BPO-13	Organic	2,826	57
2483(2)	BPO-13	La Cocina	2,738	56
2484(2)	BPO-13	Organic	2,576	52
2601(2)	BPO-14	La Cocina	2,935	38
2602(2)	BPO-14	Organic	2,968	51
2603(2)	BPO-14	La Cocina	2,878	49
2604(2)	BPO-14	Organic	2,508	43
2411(2)	BPO-15	La Cocina	2,319	39
2412(2)	BPO-15	Organic	3,181	54
2413(2)	BPO-15	La Cocina	3,199	53
2414(2)	BPO-15	Organic	3,192	55
2415(2)	BPO-15	La Cocina	3,190	53

(1)	BPO-11 formerly pad #12, BPO-12 formerly pad #13, BPO-13 formerly pad #14.
(2)	Well included in Joint Venture with Trafigura as described below. Vista has 80% working interest on these wells.

We believe the productivity of our new wells demonstrates the quality of our Vaca Muerta acreage. As of December 31, 2022, the Vista average well after 360 days of production (represented by the average of our pads BPO-1 to BPO-10) was performing 3% above our type curve. Additionally, as of December 31, 2022, the Vista average well after 180 days of production (represented by the average of our pads BPO-1 to BPO-13) was performing 5% above our type curve.

The 90-day performance of our first 44 wells compares favorably against the horizontal oil wells drilled in the Permian and Vaca Muerta and tied-in between 2012 and 2022, as shown in the charts below:

The implementation of the One Team Contracts model, which aligns key contractors and Vista behind the same goals, by sharing performance and compensation metrics, in conjunction with best practices in terms of safety and logistics, enabled us to achieve outstanding drilling and completion results when compared to the basin. We believe that this contracting model is one of the key drivers of our results in terms of cost efficiency and new well productivity.

Bajada del Palo Oeste has 62,641 gross acres with exposure to core shale oil Vaca Muerta acreage. Our current drilling inventory targeting the Vaca Muerta shale oil formation amounts to up to 550 locations located in this concession. We intend to expand such drilling inventory by testing additional stacked pay zones.

On June 28, 2021, we formed an unincorporated joint venture and entered into an investment agreement with Trafigura Argentina S.A. (“Trafigura”), initially, for the joint development of five pads of four wells each at Bajada del Palo Oeste, effective as of July 1, 2021:

(a)

Trafigura (A) has a contractual right over 20% of the hydrocarbon production of the wells included in such agreement, (B) bears 20% of the capital expenditures, as well as the corresponding royalties and direct taxes, with respect to the wells included in such agreement, and (C) paid Vista (i) US$5,000,000 on the date such agreement becomes effective, (ii) four installments of US$5,000,000 each when the second, third, fourth and fifth pad included in such agreement commence production, for a total of US$25,000,000, and (iii) a fee on Trafigura’s share of total production to compensate Vista for all operating expenses, G&A expenses, midstream costs and well abandonment costs.

(b)

We remain operator of the block and hold 100% of the title of the Bajada del Palo Oeste concession, and, with respect to the wells included in the agreement, will: (i) retain rights over 80% of the hydrocarbon production, (ii) bear 80% of the capital expenditures, as well as the corresponding royalties and direct taxes, and (iii) bear all other costs, including operating and midstream costs.

(c)

Trafigura has an option to participate in up to two additional pads under the same terms and conditions described in items a) and b) above for the initial five pads, including a payment to Vista of US$5,000,000 for each additional pad. This option can be exercised for up to 180 consecutive days after the commencement of production of the second pad.

As of the date of this annual report, seven pads for a total of 28 wells have been tied-in under the terms of this agreement.

On October 11, 2022, we established an un-incorporated joint venture and entered into an investment agreement with Trafigura, for the joint development of three pads in Bajada del Palo Oeste. Under the terms of such agreement, effective as of October 1, 2022:

•

Trafigura (A) has a contractual right over 25% of the hydrocarbon production of the wells included in such agreement, (B) bears 25% of the capital expenditures, as well as the corresponding royalties and direct taxes, with respect to the wells included in such agreement, and (C) will pay Vista (i) US$1,700,000 for each tied-in well (equivalent to US$6,800,000 for a 4-well pad), (ii) a fee, capped at 12.5 $/bbl, over Trafigura’s share of total production to compensate Vista for any improvements in international crude oil prices above 60 $/bbl and up to 110 $/bbl, and (iii) a fee on Trafigura’s share of total production to compensate Vista for all operating expenses, G&A expenses, midstream costs within the block and well abandonment costs.

•

We remain operator of the block and hold 100% of the title of the Bajada del Palo Oeste concession, and, with respect to the wells included in the agreement, will: (i) retain rights over 75% of the hydrocarbon production, (ii) bear 75% of the capital expenditures, as well as the corresponding royalties and direct taxes, and (iii) bear all other costs, including operating and midstream costs.

In conjunction with the agreement, Vista and Trafigura have extended by 12 months the previous crude oil sales and purchase agreement, under which Vista would sell to Trafigura 380,000 barrels of crude oil per month during the first half of 2023 and 345,000 barrels of crude oil per month during the second half of 2023, at a purchase price to be agreed between the parties based on price and market conditions.

As of the date of this annual report, no pads have been tied-in yet under the terms of this agreement.

Bajada del Palo Este

We are the operator and holder of 100% of the exploitation concession granted for the Bajada del Palo Este block in the Neuquina Basin located in the Province of Neuquén. This block has proved reserves of 8.5 MMboe as of December 31, 2022, and production of 2.9 Mboe/d (85% oil) for the year ended December 31, 2022. A 35-year term unconventional exploitation concession was granted on December 21, 2019 and expires on December 19, 2053.

The unconventional exploitation concession includes a commitment to perform an initial two-year pilot plan, during which Vista must (i) drill five new horizontal wells, and (iii) construct surface facilities, for a total investment of approximately US$51.9 million.

As of December 31, 2022, we drilled, completed and tied-in the first two wells of such pilot. Both wells targeted La Cocina landing zone of Vaca Muerta, with an average lateral length of 2,224 meters and an average of 46 completion stages per well. During the first quarter of 2023, we completed and tied-in the third pilot well (i.e., BPE-2301h). This well targeted the La Cocina landing zone in Vaca Muerta with a lateral length of 2,818 meters and 48 completion stages. In April 2023, we completed and tied-in the fourth well of the pilot (i.e., BPE-2202h). Total capital expenditures as of the date of this annual report amounted to $75.2 million.

Bajada del Palo Este has 48,853 gross acres with exposure to shale oil Vaca Muerta acreage. We estimate there are up to 150 new well locations to be drilled in this block.

Aguada Federal

On September 16, 2021, we acquired a 50% non-operated working interest in Aguada Federal from ConocoPhillips Petroleum Holdings B.V. On January 17, 2022, we acquired an additional 50% interest from Wintershall DEA Argentina S.A. and, therefore, as of such date, we became the operator and sole concession holder of the block. Aguada Federal is an unconventional exploitation concession in the Neuquina Basin located in the Province of Neuquén, covering approximately 24,058 gross acres. Since 2017, a total of six horizontal wells have been drilled in this concession, all of which demonstrated hydrocarbon production. During 2022, we tied in our first six shale wells on the block. The block had proved reserves of 37.4 MMboe as of December 31, 2022, and production of 2.8 Mboe/d (88% oil) for the year ended December 31, 2022. We estimate that there are up to 150 new well locations to be drilled in this block. The concession expires on December 20, 2050.

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

On November 29, 2019, the Neuquén Province issued the Decree No. 2597 pursuant to which GyP was granted an unconventional exploitation concession over the Águila Mora block for a term of 35 years (renewable upon termination and subject to certain conditions for successive 10-year extensions) in replacement of the existing exploration permit over the block.

GyP holds the mining rights over Águila Mora. Vista (i) holds a 90% working interest in a joint venture with GyP for the exploration and exploitation of the hydrocarbons in Águila Mora; and (ii) is the operator of Águila Mora.

The abovementioned unconventional exploitation concession includes the commitment to perform an initial pilot, during which Vista must (i) return to production three wells previously drilled and completed by the former operator, (ii) drill two new horizontal wells, and (iii) build surface facilities, for a total investment of approximately US$32.8 million.

As of the date of this annual report, we returned to production two wells drilled by the previous operator, drilled and completed two wells, and are finalizing the construction of production facilities. Total capital expenditure as of the date of this report was US$36.8 million.

Bandurria Norte

On September 16, 2021, we acquired a 50% non-operated working interest in the Bandurria Norte from ConocoPhillips Petroleum Holdings B.V. On January 17, 2022, we acquired an additional 50% working interest from Wintershall DEA Argentina S.A. and therefore, as of such date, we became the operator and sole concession holder of the block. Bandurria Norte is an unconventional exploitation concession in the Neuquina Basin located in the Province of Neuquén, which covers approximately 26,404 gross acres. The block had proved reserves of 0.0 MMboe as of December 31, 2022, and a production of 0.0 Mboe/d for the year ended December 31, 2022. Since 2017, a total of four horizontal wells have been drilled in this concession, all of which proved hydrocarbon production, prior to being shut-in in 2019. We estimate there are up to 150 new well locations to be drilled in this block. The concession expires in 2050.

Entre Lomas Neuquén and Entre Lomas Río Negro (“Entre Lomas”)

As of the date of this annual report, Vista continues to hold a 100% interest in the Entre Lomas Neuquén and Entre Lomas Río Negro exploitation concessions (together, “Entre Lomas”) and Aconcagua has become the operator of the blocks, as a result of the Conventional Assets Transaction. As of December 31, 2022, the Entre Lomas Neuquén and Entre Lomas Río Negro blocks have proved reserves of 1.5 MMboe and 6.0 MMboe, respectively and production reached 1.5 Mboe/d (64% oil) and 3.4 Mboe/d (69% oil), respectively. The Entre Lomas concessions will expire on January 21, 2026. As of the date of this annual report, Vista remains entitled to 40% of the crude oil and natural gas production and reserves, and 100% of the LPG and condensate production and reserves, of the transferred assets.

As of the date of this annual report, the Company had the following commitments pending of execution with the Province of Rio Negro: (i) to drill and complete three development wells and one extension well, for an estimated cost of US$9.0 million, and (ii) to make capital investments in nine well workovers andabandon two wells for an estimated cost of US$4.5 million.

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

Jarilla Quemada and Charco del Palenque (“Agua Amarga”)

As a result of the Conventional Assets Transaction, as of the date of this annual report, Vista remains holder of a 100% interest in the exploitation concessions Jarilla Quemada and Charco del Palenque, which we refer to collectively as “Agua Amarga,” and Aconcagua has become the operator of the blocks. Such concessions cover approximately 47,617 and 47,963 gross acres, respectively. These concessions had proved reserves of 0.0 MMboe and 0.7 MMboe as of December 31, 2022, respectively, and joint production of 0.3 Mboe/d (76% oil) for the year ended December 31, 2022. The Charco del Palenque concession expires in October 2034, while the Jarilla Quemada concession expires on August 16, 2040. As of the date of this annual report, Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets.

As of the date of this annual report, the Company has no pending capital commitments regarding this concession.

The productive unit is the Tordillo formation, which also has secondary recovery projects yet to be tested.

25 de Mayo-Medanito

As a result of the Conventional Assets Transaction, as of the date of this annual report, Vista remains holder of a 100% interest in the exploitation concession 25 de Mayo-Medanito (“Medanito”) and Aconcagua has become the operator of the block. As of December 31, 2022, this block had Proved Reserves of 3.0 MMboe and reported production of 2.5 Mboe/d (92% oil) for the year ended December 31, 2022. The concession expires on October 28, 2026. As of the date of this annual report, Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets.

Productive units are volcanoclastic facies of Choiyoi formation, fluvial sandstones of Tordillo formation and carbonatic and mixed clastic-carbonatic facies of the Quintuco formation.

Jagüel de los Machos

As a result of the Conventional Assets Transaction, as of the date of this annual report, Vista remains holder of a 100% interest in the exploitation concession Jagüel de los Machos, and Aconcagua has become the operator of the block. The block had proved reserves of 2.7 MMboe as of December 31, 2022 and production of 2.9 Mboe/d (76% oil) for the year ended December 31, 2022. The concession expires on September 6, 2025. As of the date of this annual report, Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets.

As of the date of this annual report, for the 25 de Mayo-Medanito and Jagüel de los Machos concessions we have the following pending capital commitments with the Province of Río Negro: (i) to drill and complete two development wells for an estimated cost of US$2.7 million, (ii) to execute 10 workovers, and (iii) to abandon 19 wells for an estimated cost of US$7.5 million.

Productive units are volcanoclastic facies of Choiyoi formation, fluvial sandstones of the Tordillo formation and carbonatic and mixed clastic-carbonatic facies of the Quintuco formation.

Coirón Amargo Norte

We are the operator and holder of an 84.6% working interest in the unincorporated joint venture for the exploitation concession for Coirón Amargo Norte in the Neuquina Basin located in the Province of Neuquén, which covers approximately 26,598 gross acres. This block has proved reserves of 0.8 MMboe as of December 31, 2022, and a production of 0.2 Mboe/d (96% oil) for the year ended December 31, 2022. The concession expires on February 22, 2037. There are no pending capital commitments.

This concession has aeolian sandstones of the Tordillo formation producing black oil. Based on the results of our wells drilled to the Vaca Muerta formation in Bajada del Palo Oeste, we believe there is an opportunity of extending such delineation to Coirón Amargo Norte in the future.

On July 7, 2020, due to the default in payment of required cash contributions by Madalena Energy S.R.L. (“Madalena”), and in accordance with the terms of the joint venture agreement, the Company, through its subsidiary Vista Argentina, together with its partner Gas y Petróleo del Neuquén S.A. (“GyP”), excluded Madalena from the joint venture agreement, and distributed Madalena’s working interest in the joint venture agreement proportionately between Vista Argentina and GyP. The addendum to the joint venture agreement, reflecting the new working interests, was approved by Decree No. 1,292/2020 of the executive branch of the Province of Neuquén dated as of November 6, 2020, which was effective retroactively as of July 7, 2020. As per the terms of the JOA, Vista reserves all of its rights and remedies against Madalena to enforce the due and unpaid payments. As a consequence, Vista increased its working interest in the Coirón Amargo Norte concession area, located in the Province of Neuquén, Argentina, from 55.0% to 84.6%, with the remaining 15.4% being held by GyP. As of the date of this annual report, the Company recognizes in the audited financial statements its 100% participation in this joint operation.

Acambuco

We hold a 1.5% working interest in the unincorporated joint venture for the exploitation concession for Acambuco in the Noroeste Basin located in the Province of Salta, which covers approximately 293,747 gross acres. The operator of this assessment block is Pan American Energy which holds a 52% interest. The remaining interests are held by YPF, which holds 22.5% interest, Shell Argentina, which holds 22.5%, and Northwest Argentina, which holds the remaining 1.5% interest. This block has proved net reserves of 0.7 MMboe as of December 31, 2022, and a net production of 0.1 Mboe/d (11% oil) for the year ended December 31, 2022. San Pedrito Exploitation lot under the Acambuco concession expires in 2036 and Macueta Exploitation lot, also under the Acambuco concession, expires in 2040. There are no pending capital commitments.

Coirón Amargo Sur Oeste

Coirón Amargo Sur Oeste is an unconventional exploitation concession which covers approximately 16,440 gross acres located in the core of the Vaca Muerta shale play located in the Province of Neuquén. On June 24, 2021, the Province of Neuquén approved the addendum to the joint venture agreement reflecting the sale for our remaining 10% working interest in Coirón Amargo Sur Oeste concession to Shell Argentina. This transaction was effective retroactively as of April 1, 2021. Therefore, as of the date of this annual report, Vista Argentina does not have any interest in the exploitation concession over the Coirón Amargo Sur Oeste area.

Sur Río Deseado Este

On March 21, 2021, the 25-year term of the exploitation concession over the Sur Río Deseado Este area in the San Jorge Gulf Basin, Province of Santa Cruz in which Vista Argentina held a 16.94% participating interest, expired. The operator of the exploitation concession was Alianza Petrolera Argentina S.A. (“Alianza”) with a 79.05% participating interest, and the remaining partner, SECRA S.A, had a 4% participating interest. In addition, Vista Argentina held a 44% interest in a separate exploration agreement over a portion of the Sur Rio Deseado exploitation concession operated by Quintana E&P Argentina SRL.

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

CS-01 Block

We hold a 100% interest in the license agreement entered into with CNH for block CS-01, which we operate. The block covers approximately 23,517 gross acres and is located in the state of Tabasco. As of December 31, 2022, the block had proved reserves of 4.0 MMboe, and a production of 0.5 Mboe/d (97% oil). This license agreement will terminate in 2047. As of December 31, 2022, the Company’s estimated outstanding capital commitments amounted to US$18.1 million approximately, corresponding to the drilling and completion of six wells. Additionally, we have projects in place to generate incremental production through different activities to produce undeveloped reserves in the upper Zargazal and Amate formations, which we estimate have original pressure and hydrocarbon saturation.

The map below shows the location of our block in Mexico in which we have working interests as the date of this annual report:

Oil and Natural Gas Reserves

Reserves

The information included in this annual report regarding proved reserves is derived from estimates of the proved reserves as of December 31, 2022, from the 2022 Reserves Report. The 2022 Reserves Report is included as Exhibit 99.1 to this annual report.

D&M is an independent reserves engineering consultant. The 2022 Reserves Report prepared by D&M is based on information provided by us and present an appraisal as of December 31, 2022, of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, Coirón Amargo Norte, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito, Aguada Federal and Bandurria Norte blocks in Argentina and of our oil and gas reserves located in the CS-01 block in Mexico.

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

The Company considers that its remaining estimated volumes of oil and gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, crude oil prices used in determining proved reserves were the average price during the 12 months prior to the end date of December 31, 2022, and 2021, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no natural gas prices available in the benchmark market in Argentina, we used the average gas prices for the year to determine gas reserves. In addition, for certain gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through Gas Plan IV. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.

The following table sets forth summary information about the oil and natural gas net proved developed and undeveloped reserves of the assets we own in Argentina and Mexico as of December 31, 2022. The proved developed and undeveloped reserves estimates included below were calculated at their respective working interest percentages.

	Crude oil, condensate and NGL(1) (MMbbl)	Consumption plus natural gas sales(2) (MMboe)	Total proved reserves (MMboe)	% Oil
Net Proved developed:	68.5	17.7	86.2	79%
Net Proved undeveloped:	139.5	25.9	165.4	84%
Total Net Proved	208.0	43.6	251.6	83%

Total figures may not add up due to rounding.

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2021, and December 31, 2022, respectively.

(2)	Natural gas consumption represented 13% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2021, and 11% as of December 31, 2022.

As of December 31, 2022, the oil and gas proved reserves of the assets we own (developed and undeveloped) totaled 251.6 MMboe (208.0 MMbbl of oil, condensate and NGL and 244.9 Bncf, or 43.6 MMboe of gas). Proved undeveloped reserves of crude oil, condensate and NGL represented 66% of our total proved reserves.

	Total Proved Developed			Total Proved Undeveloped			Total Proved
	Crude oil, condensate and NGL(1) (MMbbl)	Consumption plus natural gas sales(2) (MMboe)	Total of oil and gas proved developed reserves (MMboe)	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (MMboe)	Total of oil and gas proved undeveloped reserves (MMboe)	Crude oil, condensate and NGL (MMbbl)	Consumption plus natural gas sales (MMboe)	Total of oil and gas proved reserves (MMboe)
Bajada del Palo Oeste	47.2	11.1	58.3	108.7	19.5	128.2	155.9	30.6	186.4
Bajada del Palo Este	3.9	1.5	5.4	2.8	0.3	3.1	6.7	1.8	8.5
Charco del Palenque	0.6	0.1	0.7	0.0	0.0	0.0	0.6	0.1	0.7
Coirón Amargo Norte	0.6	0.2	0.8	0.0	0.0	0.0	0.6	0.2	0.8
Entre Lomas Rio Negro	3.3	1.7	5.0	0.4	0.5	1.0	3.7	2.2	6.0
Entre Lomas Neuquén	1.1	0.4	1.5	0.0	0.0	0.0	1.1	0.4	1.5
Jagüel de los Machos	2.0	0.5	2.6	0.1	0.0	0.1	2.1	0.6	2.7
Jarilla Quemada	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
25 de Mayo–Medanito	2.7	0.2	2.9	0.1	0.0	0.1	2.8	0.2	3.0
Acambuco	0.1	0.6	0.7	0.0	0.0	0.0	0.1	0.6	0.7
Aguada Federal	6.8	1.4	8.2	24.7	4.5	29.2	31.5	5.9	37.4
Bandurria Norte	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
CS-01	0.2	0.0	0.2	2.7	1.1	3.8	2.9	1.1	4.0
Total	68.5	17.7	86.2	139.5	25.9	165.4	208.0	43.6	251.6

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2022.

(2)	Natural gas consumption represented 13% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2021, and 11% as of December 31, 2022.

Changes in our proved reserves during 2022

As of December 31, 2022, we had an estimated volume of proved reserves of 251.6 million barrels of oil equivalent (MMboe). This compares to an estimate of proved reserves of 181.6 MMboe as of December 31, 2021.

The total increase of 70.0 MMboe in proved reserves in 2022 is attributable to:

•

An increase of 76.4 MMboe (+65.4 MMbbl of oil and +62.0 Bcf of natural gas) in the extensions and discoveries category, driven by the drilling of 16 wells classified as proved developed acreage and 13 wells classified as proved undeveloped acreage in Vaca Muerta formation in Bajada del Palo Oeste concession (+27.5 MMbbl of oil and +26.2 Bcf of natural gas); the drilling of 12 wells classified as proved developed acreage and 28 wells classified as proved undeveloped acreage in Vaca Muerta formation in Aguada Federal concession (+32.4 MMbbl of oil and +33.5 Bcf of natural gas); and the drilling of two wells classified as proved developed acreage and two wells classified as proved undeveloped acreage in Vaca Muerta formation in Bajada del Palo Este concession (+5.5 MMbbl of oil and +2.3 Bcf of natural gas).

•

An increase of 9.1 MMbbl of oil due to revisions of previous estimates, driven by: (i) the higher performance of the 32 proved developed production wells targeting the Vaca Muerta unconventional formation in the Bajada del Palo Oeste concession (+4.78 MMbbl); (ii) the 28 wells drilled in 2022 targeting the Vaca Muerta unconventional formation in the Bajada del Palo Oeste concession, which comprises the first joint venture agreement with Trafigura (+2.54 MMbbl); (iii) a combined negative effect from other plots of land (-0.62 MMbbl); and (iv) price revisions for +0.75 MMbbl; and in connection with the undeveloped reserve, (v) the unconventional Bajada del Palo Oeste concession were revised up, due to a lateral length adjustment, which had no effect on the type well (+0.87 MMbbl); (vi) the Entre Lomas Rio Negro concession were also revised up due to the addition of a well in Charco Bayo oilfield targeting Tordillo and Punta Rosada formations (+0.31 MMbbl); (vii) an upward revision was also made in the development plan of Jagüel de los Machos block due to the addition of two wells and two workovers (+0.12 MMbbl); (viii) minor changes in the activity of 25 de Mayo-Medanito block (+0.05 MMbbl); (ix) in Bajada del Palo Oeste concession, a downward revision was made related to the removal of two wells targeting Lotena conventional formation (-0.28 MMbbl); and (x) price revision for +0.58 MMbbl.

•

An increase of 0.9 Bcf of gas (0.2 MMboe) due to revision of previous estimates, related to: (i) higher performance and gas/oil ratio adjustment based on the latest test results of the 32 unconventional production wells in the Bajada del Palo Oeste concession (+4.83 Bcf); (ii) lower performance of the conventional wells in the Bajada del Palo Oeste concession (-2. 52 Bcf); (iii) a lower performance in the natural gas wells in Charco Bayo and Piedras Blancas in the Entre Lomas Río Negro concession (-4.81 Bcf); (iv) a combined effect of almost zero in the rest of the parcels (-0.38 Bcf); and (v) a price revision for (+2.54 Bcf), in connection with the undeveloped reserve; (vi) the unconventional Bajada del Palo Oeste concession were revised up, due to a lateral length adjustment, which had no effect on the type well (+1.00 Bcf); (vii) the Entre Lomas Río Negro concession were also revised up due to the addition of a well in Charco Bayo oilfield targeting Tordillo and Punta Rosada formations (+1.34 Bcf); (viii) an upward revision was also made in the development plan of Jagüel de los Machos block due to the addition of two wells and two workovers (+0.13 Bcf); (ix) minor changes in the activity of 25 de Mayo-Medanito block (+0.02 Bcf); (x) in Bajada del Palo Oeste concession, a downward revision was made related to the removal of two wells targeting Lotena conventional formation (-2.21 Bcf); and (xi) a price revisions for (+0.96 Bcf).

•	An increase of 2.4 MMboe (+2.0 MMbbl of oil and +2.0 Bcf of natural gas), mainly related to the second joint venture agreement with Trafigura.

•

A decrease of 0.3 MMboe (-0.3 MMbbl of oil and -0.1 Bcf of natural gas), mainly related to (i) revisions of Mexico proved developed reserves related to an enhanced performance of wells (+0.05 MMbbl) and the latest GOR trends (-0.04 Bcf); and (ii) changes in Mexico proved undeveloped reserves (-0.34 MMbbl, -0.02 Bcf) related to an adjustment of the type of curve after results from Vernet-1001 well.

•	A decrease of 17.7 MMboe due to 2022 production, of which 17.5 MMboe were in Argentina and 0.2 MMboe in Mexico.

During 2022, we invested US$92.4 million (corresponding to the drilling, completion and tie-in activities of nine new shale wells and two new conventional wells) to convert proved undeveloped reserves to proved developed reserves. During 2021, we invested US$105.9 (corresponding to the drilling, completion and tie-in activities of 12 new shale wells and 11 new conventional wells) million to convert proved undeveloped reserves to proved developed reserves.

We plan to put 100% of our reported 2022 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

As a result of the Conventional Assets Transaction, we transferred the operations of a portion of our assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—History and Development of the Company—Recent Developments—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Reserves Estimation Process—Internal Controls

We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserves engineering consultants to ensure the integrity, accuracy and timeliness of data used by our independent reserves engineering consultants in their estimation process and who have knowledge of the specific properties under evaluation. Our Chief Operating Officer, Juan Garoby, is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. He has more than 20 years of experience in exploration and production and oilfield services.

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

Throughout each fiscal year, our technical team meets with “Independent Qualified Reserves Engineers”, who are provided with full access to complete and accurate information pertaining to the properties to be evaluated and all applicable personnel. This independent assessment of the internally-generated reserves estimates is beneficial in ensuring that interpretations and judgments are reasonable and that the estimates are free of preparer and management bias.

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

Independent Reserves Engineer Consultants

The 2022 reserves estimates of the assets we own in Argentina and Mexico were certified by D&M, a global oil and gas consultancy that has been offering technical, commercial, and strategic advice to the oil and gas industry since 1936. Vista asked D&M to prepare the 2022 Reserves Report which was issued on February 1, 2023, covering reserves as of December 31, 2022, of the assets we own in Argentina and Mexico. For the year ended December 31, 2022, the technical person within the third-party engineering firm overseeing the preparation of the reserves estimates presented in our filing for Argentina and Mexico was Mr. Federico Dordoni. For disclosure describing the qualifications of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.

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

Our estimated proved reserves as of December 31, 2022 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well controls. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Acreage

As of December 31, 2022, our total developed and undeveloped acreage in Argentina and Mexico, both gross and net, was as follows. The table includes the total acreage by us and our subsidiaries, joint operations and associates.

	Total Acreage		Total Developed Acreage		Total Undeveloped Acreage
	Gross	Net	Gross	Net	Gross	Net
Argentina	864,976	569,197	112,924	94,580	752,052	474,617
Mexico	23,517	23,517	13,591	13,591	9,926	9,926

Figures are approximate amounts.

As a result of the Conventional Assets Transaction, we transferred the operations of a portion of our assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—History and Development of the Company—Recent Developments—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Productive Wells

As of December 31, 2022, our total gross and net operated productive wells in Argentina and Mexico were as follows. The table includes the total gross and net operated productive wells by us and our subsidiaries. We did not drill any exploratory wells during 2022.

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	1,079	1,074	70	70	1,149	1,144
Mexico	9	9	0	0	9	9

Figures are approximate amounts.

As a result of the Conventional Assets Transaction, we transferred the operations of a portion of our assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—History and Development of the Company—Recent Developments—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Present Activities

The following table shows the number of wells in Argentina and Mexico that are in the process of being drilled or are in active completion stages, and the number of wells suspended or waiting on completion as of December 31, 2022. For more information on our present activities, see “Item 4—Information on the Company—History and Development of the Company—Oil and Natural Gas Reserves Production—Drilling Activities.”

	Wells in process of being drilled or in active completion in Argentina	Wells in process of being drilled or in active completion in Mexico
Oil wells
Gross	13	0
Net	11	0

Gas wells
Gross	0	0
Net	0	0

Production

The following tables set forth information on our oil and natural gas production volumes in Argentina for the year ended December 31, 2022, December 31, 2021, and December 31, 2020.

Block					Production for the year ended December 31, 2022		Production for the year ended December 31, 2021
	Working Interest		Operator		Oil(1) (in thousands barrels)	Natural gas sales(2) (in millions of cubic feet)	Oil(1) (in thousands barrels)	Natural gas sales(2) (in millions of cubic feet)
Neuquina Basin
Bajada del Palo Oeste	100%		Vista		9,631.42	10,215.23	7,609.03	9,749.30
Entre Lomas Río Negro	100	%(7)	Vista	(7)	990.52	1,483.85	852.00	1,842.81
Jagüel de los Machos	100	%(7)	Vista	(7)	811.20	1,407.85	857.14	1,570.18
25 de Mayo-Medanito	100	%(7)	Vista	(7)	829.10	414.39	879.57	440.04
Entre Lomas Neuquén	100	%(7)	Vista	(7)	374.04	1,035.63	401.05	994.69
Bajada del Palo Este	100%		Vista		928.21	812.97	152.46	896.68
Coirón Amargo Norte	84.6%		Vista		77.10	15.73	95.22	6.25
Jarilla Quemada(3)	100	%(7)	Vista	(7)	78.45	123.56	88.85	423.64
Coirón Amargo Sur Oeste	—	(4)	Shell		—	—	6.02	2.82
Águila Mora	90%		Vista		—	—	—	—
Charco del Palenque(3)	100	%(7)	Vista	(7)	—	—	—	—
Aguada Federal	100	%(5)	Vista		899.48	662.04	35.96	23.43
Bandurria Norte	100	%(5)	Vista		—	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este	—	(6)	Alianza Petrolera		—	—	—	—
Noroeste Basin
Acambuco	1.5%		Pan American Energy		5.94	258.91	6.77	281.35

(1)	Oil production is comprised of production of crude oil, condensate and natural gasoline.
(2)	Natural gas production excludes natural gas consumption.
(3)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(4)	Fully divested 10% working interest to Shell. The effective date of the transaction is April 1, 2021.
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
(7)

Assets transferred to Aconcagua, effective on March 1, 2023. After such date, Aconcagua remains the operator of the transferred assets and Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets.

Block	Production for the nine months period ended December 31, 2020
	Crude oil(1) (in thousands of barrels)	Natural gas(2) (in millions of cubic feet)
Neuquina Basin
Bajada del Palo Oeste	3,055.30	7,675.40
Entre Lomas Río Negro	985.2	3,244.00
Jagüel de los Machos	939.4	1,743.90
25 de Mayo-Medanito	938.1	321.5
Entre Lomas Neuquén	351	466.1
Bajada del Palo Este	158.8	1,003.10
Coirón Amargo Norte	94.6	73.6
Jarilla Quemada(3)	70.6	570.3
Coirón Amargo Sur Oeste	30.9	20.8
Águila Mora	18	—
Charco del Palenque(3)	—	—
Aguada Federal	—	—
Bandurria Norte	—	—
Golfo San Jorge Basin	—	—
Sur Río Deseado Este
Noroeste Basin	—	—
Acambuco

(1)	Oil production is comprised of production of crude oil, condensate and natural gasoline.
(2)	Natural gas production excludes natural gas consumption.
(3)	Consolidates information of both Jarilla Quemada and Charco del Palenque.

As a result of the Conventional Assets Transaction, we transferred the operations of a portion of our assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—History and Development of the Company—Recent Developments—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Drilling Activities

As of the date of this annual report, all of our drilling activities are concentrated in Argentina and Mexico.

During the year ended December 31, 2022, we drilled and completed 30 wells and performed five workovers. Among the drilled and completed wells, 28 new wells targeted oil-weighted formations, whereas two wells targeted gas formations.

During the year ended December 31, 2022, we invested US$540.0 million, of which US$361.6 million correspond to our Vaca Muerta development, where we completed 28 new wells during the year. Capital expenditures in conventional drilling and workover activities were US$12.5 million and capital expenditures in associated facilities and others totaled US$165.9 million.

During the year ended December 31, 2021, we invested US$324.1 million, of which US$220.0 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our 4-well pads BPO-6, BPO-7 and drilled and completed pads BPO-8, BPO-9 and BPO-10. Capital expenditures in conventional drilling and workover activities were US$26.9 million and capital expenditures in associated facilities and others totaled US$77.2 million.

During the year ended December 31, 2020, we invested US$225.9 million, of which US$177.1 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our 4-well pads BPO-3, BPO-4 and BPO-5, drilled pads BPO-6 and BPO-7 and performed one workover. Capital expenditures in the construction of associated facilities, studies, the CASO concession capital expenditures and others were US$21.8 million. Capital expenditures in conventional drilling and workover activities were US$4.8 million, which mainly corresponds to the drilling of four conventional wells tied-in during the first quarter of 2021. Capital expenditures related to the conventional production in associated facilities, studies and others totaled US$22.2 million.

The tables below set forth the number of wells drilled by us in each of the last three years, by type (development or exploratory) and productivity (productive or dry).

Argentina

For the Year Ended December 31,	Oil development well – productive	Gas development well – productive	Oil development well – dry	Gas development well – dry	Exploratory well – productive	Exploratory well – dry
2020	24	0	0	0	0	0
2021	23	3	0	0	0	0
2022	28	2	0	0	0	0

Mexico

For the Year Ended December 31,	Oil development well – productive	Gas development well – productive	Oil development well – dry	Gas development well – dry	Exploratory well – productive	Exploratory well – dry
2020	0	0	0	0	0	0
2021	0	0	0	0	1	0
2022	0	0	0	0	0	0

Delivery Commitments

We are committed to providing fixed and determinable quantities of crude oil, natural gas and NGL in the near future under a variety of contractual arrangements, some of them under firm arrangements and others on a spot basis.

As of December 31, 2022, 55% of our oil production was subject to monthly delivery commitments. According to our estimates, as of December 31, 2022, our contractual delivery commitments, which do not extend beyond December 31, 2023, could be met with our own production.

For natural gas, in April 2022 we signed annual commitments, for the period May 2022 to April 2023, which added to the commitments already assumed with the Plan Gas.Ar until 2028 represents approximately 100% of our marketable total production, with seasonal pricing arrangements. The remainder is sold to the spot market. The annual commitments for the period May 2023 to April 2024 are expected to be signed by the end of April 2023.

For LPG, we are committed to deliver a specific quota of propane under an agreement with the SdE that represents approximately 19% or our annual production to guarantee local demand of residential grids, whereas the remaining production is freely marketed. Regarding Butane we deliver under a National Decree approximately 83% of our annual production to guarantee local LPG cylinders demand for residential consumers.

One Team Contracts

We have implemented a contracting approach (“One Team Contracts”) which aims to align the commercial interests of Vista and key contractors through performance payments. Operationally, we aim to integrate our operating team with our service providers’ team by sharing common objectives and goals and by using same key performance indicators, which provide economic incentives to the personnel of all companies working under the One Team Contracts. The One Team Contracts program covers the most important suppliers to our shale oil development: (i) One Team Drilling, which involves Schlumberger and Nabors drilling, and (ii) One Team Completion, which involves Schlumberger and Brent Energía y Servicios.

Transportation and Treatment

In our operated blocks in Argentina, we treat and transport our oil, gas and water production in existing transportation treatment facilities that have sufficient capacity to process and deliver our current conventional and unconventional production. As of the date of this annual report, these existing treatment facilities are comprised of several oil and gas pipelines, seven batteries distributed throughout the blocks, one oil treatment plant, two water treatment plants, four compression stations, one oil treatment plant and two water treatment plants.

All multiphase production from Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal and Coirón Amargo Norte is collected in primary separation batteries. Oil is pumped through a pipeline to the Entre Lomas treatment plant to reach sales specifications (57,000 boe/d capacity). Water is treated and pumped to disposal wells at the Bajada del Palo water treatment plant (PIAS Borde Montuoso; capacity 19,000 bpd) and at the Entre Lomas water treatment plant (capacity 80,000 boe/d). Gas production from Bajada del Palo Oeste and unconventional production of Bajada del Palo Este is compressed and dehydrated in two compressor stations to be injected to TGS Vaca Muerta system at Tratayen for further treatment. Sales Gas is injected to TGS or TGN systems. Gas production fron Aguada Federal is boosted and sent to a low-pressure gathering system in a neighboring block. Gas is treated and compressed into TGS sales pipelines. Gas from Coiron Amargo Norte is dehydrated and injected to TGN Centro Oeste system. Conventional Gas from Bajada del Palo Este production is injected to Entre Lomas gas treatment plant (45 MMscf/d capacity), which injects on spec gas into TGS system.

As a result of the Convetional Assets Transaction with Aconcagua described in “Recent Developments”, the gas complex in Entre Lomas Central Production Facility is now operated by Aconcagua.Vista Argentina and Aconcagua have signed two agreements, whereby (i) Aconcagua will treat and dispatch the natural gas corresponding to Vista Argentina injected at the Entre Lomas Central Production Facility, and (ii) Vista Argentina will treat and transport the crude oil and water corresponding to Aconcagua arising from Agua Amarga and Entre Lomas.

Once treated, we use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to refinery gate or a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the point of delivery of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina mostly operates in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. We maintain limited storage capacity at the oil Terminal located in Puerto Rosales, near Bahía Blanca from which oil is delivered to our end customers.

On December 21, 2022, the Company, through its subsidiary Vista Argentina, was awarded a crude oil transportation capacity of 5,010 m3/day under the project to extend the current line from Allen to Puerto Rosales implemented by Oldelval (transportation concession holder) for 50,000 m3/day. Thus, the Company undertook to make an upfront payment of US$118.0 million between 2023 and 2025, to be recovered from the service monthly fee. As of the date of this annual report, the Company made disbursements related to this commitment for a total amount of US$16.4 million.

On January 27, 2023, the Company, through its subsidiary Vista Argentina, was awarded a storage and dispatch capacity of 35,644 m3 and 5,944 m3/day, respectively, under the program to extend Puerto Rosales marine terminal and pumping station, in which Oiltanking Ebytem S.A. bid for a storage and dispatch capacity of 300,000 m3 and 50,000 m3/day, respectively. Thus, the Company undertook to make an upfront payment of US$28.4 million between 2023 and 2025, to be recovered from the service monthly fee as from of the beginning of the program. As of the date of this annual report, the Company made no disbursements related to this commitment.

Overview of exploitation concessions in Argentina

For an overview of the framework governing oil and gas exploitation concessions in Argentina, see “Item 4—Information on the Company—Industry and Regulatory Overview —–Oil and Gas Regulatory Frameworks in Argentina.”

Customers and Marketing

Oil Markets

In Argentina, our crude oil production was both sold to domestic refineries and exported during 2022, 2021 and 2020. Our main domestic customers are Raizen and Trafigura, which combined represented 48%, 69% and 55% of our total oil revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Approximately 99% of our oil is produced in the Neuquina Basin and is referred to Medanito crude oil, a high-quality oil generally in demanded by Argentine refiners for subsequent distribution in the domestic market. Production from our Neuquina Basin properties is transported to Puerto Rosales, a major industrial port in the southern region of the Province of Buenos Aires through the Oldelval pipeline system, then goes to either the domestic refining market, which consists of five active refiners, or to international customers through maritime transportation. Even though we prioritize long-term relationships with domestic customers, we have developed relationships with international customers in order to establish a diversified portfolio for our expected production increase in the upcoming years.

In Mexico, all the crude oil production is sold to Pemex. Vista sells 100% of the production to Pemex. See “Item 4—Information on the Company—Industry and Regulatory Overview —Mexico’s Oil and Gas Industry Overview.

Natural Gas Markets and NGL

In Argentina, we have established a diversified portfolio of customers for natural gas. Our primary customers in 2022 were industrial costumers, representing 32% of our total natural gas revenues for such period, whereas in 2021 our primary costumers were power generation costumers, representing 34% of our total natural gas revenues for such period. Argentina has a highly developed natural gas market and a sophisticated infrastructure in place to deliver natural gas to export markets or to industrial and residential customers in the domestic market. However, natural gas markets in Argentina are regulated by the Argentine government. Even though the Argentine government sets the price at which natural gas producers sell volumes to residential customers, volumes that are sold to industrial and other customers are not regulated and pricing varies with seasonal factors and industry category. We generally sell our natural gas to Argentine customers pursuant to short-term contracts and in the spot market. The Neuquina Basin is served by a substantial gas pipeline network that delivers gas to the Buenos Aires metropolitan and surrounding areas, and the industrial regions of Bahía Blanca and Rosario. Natural gas produced in our Neuquina Basin properties is readily marketed due to accessibility to such infrastructure. Our properties are well situated in the Basin with two major pipelines in close proximity. In Mexico, all the natural gas production is sold to Pemex.

With regards to our NGL production, we comply with domestic commitments set by the Argentine government with the objective of ensuring the supply for propane and bottled butane for residential uses. Our remaining NGL production is marketed within the Neuquina Basin.

Competition

The oil and gas industry is competitive, and we may encounter strong competition from other independent operators and from major oil companies in acquiring and developing licenses or oil agreements. In Argentina, we compete for resources with state-owned YPF, as well as with privately-owned companies such as Pan American Energy, Pluspetrol, Tecpetrol, Chevron, Total, Compañía General de Combustibles, among others. In Mexico, we compete for resources with Pemex, the state-owned company, and local and international oil companies.

We are also affected by competition for drilling rigs and the availability of other equipment, materials or technology. Higher commodity prices generally increase the demand for drilling rigs, completion sets, materials, services, equipment and crews, and can lead to increases in the cost, or shortages, of services. Economic recovery following the Covid-19 pandemic, restrictions on imports imposed by the BCRA and increasing oilfield activity, have led to higher operating costs. Shortages of experienced drilling crews and equipment and services, or increasing costs, could restrict our ability to increase new well activity above current levels.

Intellectual Property

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of December 31, 2022, we had all our trademarks duly registered with the regulatory authorities, noting as well that patent applications is not part of our usual business.

Information Technology

We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. Our computer systems are supported by Dell and IBM infrastructure for data processing, NetApp and EMC for storage and backup; Cisco for networking and firewall cybersecurity. We have implemented S/4 Hana, a cloud-based ERP licensed by SAP standardizing administrative processes and internal control across our entire organization.

As with other companies, our information technology systems may be vulnerable to damage or interruption from cyber-attacks and other security breaches. We follow the Cybersecurity Framework developed by U.S. Department of Commerce’s National Institute of Standards and Technology (“NIST”). We assess the maturity level tested against the latest cybersecurity trends and disclosure research with our partner KPMG. Our framework follows NIST’s five core functions to help us identify cybersecurity compliance gaps and requirements. In February 2022, a 1.49 NIST maturity level was tested. In January 2023, we conducted a self-assessment with our partner KPMG resulting in a NIST maturity level of 2.90. Our target is to reach a 3.5 NIST maturity level during 2023.We utilize Google Cloud Platform (“GCP”) as a repository of all the structured and real time data in line with our business intelligence and advance analytics strategy. Migrating to the cloud allows us to reduce the cost of ownership of new servers and provides flexibility to incorporate more demanding data and processing applications. We are currently applying artificial intelligence and machine learning to core business processes with software-as-a-service solutions that run on processing data from our cloud.

We use our cloud data platform as an enabler that allows us to increase our integration capabilities between information systems enabling advanced analytics techniques. We have implemented advanced analytics solutions that allow us to:

•	Accelerate anomaly detection times for unconventional oil producing wells.

•	Optimize proppant last mile logistics.

We focus on enhancing the use of our real-time acquired data to empower solutions that facilitate Near Real-Time decision-making. All our field offices are connected to the internet through a high bandwidth fiber optic network (>200mbps) with enough redundancy to guarantee +95% uptime, in line with our Cloud strategy

We depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates as well as real-time systems for monitoring and controlling production. Because of the critical nature of their infrastructure and the increased accessibility enabled through connection to the Internet, they may face a heightened risk of cyber-attack. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—Our industry has become increasingly dependent on digital technologies to carry out daily operations.”

ESG Matters

During 2022, we believe that we reinforced our commitment to sustainability. The main highlights in the Environmental, Social and Governance fronts are summarized below:

Environmental

•	We recorded GHG emissions intensity, scope 1 & 2, of 18 kgCO2e/boe for the year, a 25% year-over-year reduction. In Q4 2022, GHG emissions intensity was 14 kgCO2e/boe.

•	We signed a renewable power purchase agreement, which is forecasted to supply 20% of the Company’s electricity needs in 2023, and gradually increase going forward.

•

We are currently executing the Company’s first four Natural Based Solutions project types (Afforestation, Reforestation and Revegetation; Reducing Emissions from Deforestation and forest Degradation; Sustainable livestock farming and Sustainable agriculture) in six provinces (i.e., Corrientes, Santa Fe, Córdoba, Buenos Aires, Río Negro and Salta). The projects are managed by Aike NBS S.A.U., a Vista subsidiary set up to design, manage and execute the carbon offset projects, staffed with leading local experts.

•	For more information, please see “Item 4—Information of the Company— Environmental Policy.”

Social

•	We had a TRIR of 0.86, which was below one for the third consecutive year.

•	We made good progress in gender initiatives through hiring and development of female talent, issuance of new policies and workshops to increase employee awareness.

•	We set up a social management system to support the Company’s social performance (externally audited and following IFC standards).

•

We are committed to enhancing the development of the communities where our workforce live, with an inclusive approach that reinforces a sense of belonging through open dialogue, active cooperation, volunteering and social commitment.

Governance

•	We strengthened our governance structure by issuing policies related to business ethics and increasing training hours to staff in such matters.

•	We implemented a public grievance mechanism procedure and added a community and stakeholder feedback link to Vista’s website.

•	We are committed to implementing sound and transparent corporate governance principles, which strengthen trust and credibility with our stakeholders.

We expect to publish our 2022 Sustainability Report in the second quarter of 2023. We expect the report to align with Global Reporting Initiative (“GRI”) Oil and Gas Sector Standard 2021 and GRI Universal Standards 2021 framework and the Sustainability Accounting Standards Board (“SASB”) for industry-specific ESG topics most relevant to our financial performance and long-term value creation. For the second consecutive year, 2022 Sustainability Report is also expected to include information aligned with the recommendations published by the Task Force on Climate-Related Financial Disclosures (“TCFD”) and to have limited assurance on certain relevant GRI indicators. For the full version of our 2022 Sustainability Report, please visit our website (https://vistaenergy.com/sustainability) once published. Information contained on, or accessible through, our website is not incorporated by reference in, and will not be considered part of, this annual report.

VX Ventures

VX Ventures AenP (“VX Ventures”) is Vista’s corporate venture capital fund, launched with an initial US$12.5 million funding commitment (which represents less than 2% of Vista’s capital expenditures for the year 2022), with the objective of developing new businesses that can thrive through the energy transition and support Vista becoming a lower carbon & lower cost company.

In 2022, we continued to pursue entrepreneurial, agile and dynamic companies that may become key agents of change and leverage Vista’s technical and project management skills with an entrepreneurial drive to access new markets.

Moreover, VX Ventures plays a role of exposing Vista to the optionality of new businesses that can potentially scale up and can also help us secure the access and retention of top talent.

Each investment is funded through specific special purpose vehicles controlled by Vista, where certain relevant executives of the Company are given the option to co-invest through class B shares with no political rights to incentivize their engagement and align their interests with those of the invested project.

Among our VX Ventures portfolio, we have created and funded Aike NBS S.A.U. to deliver top-quality carbon offsets through the development of “Nature Based Solutions” (NBS) projects, including forestry and soil carbon capture projects. Aike will also provide services to third companies to help them to fulfill their NBS project development needs and achieve their net-zero commitments which will in turn benefit Vista by providing larger scale for Vista’s NBS projects. Aike has already started providing services to us in connection with Vista´s own NBS portfolio.

Environmental Policy

In 2021, we announced our ambition to become Net Zero in scope 1 and 2 GHG Emissions by 2026. We plan to achieve this ambition through a multi-year plan to reduce our operational carbon footprint and the implementation of our own portfolio of nature-based solutions (“NBS”).

In 2021, we generated a carbon abatement cost curve, which included the technical analysis of carbon abatement potential and cost quantification. Based on this curve, we outlined a five-year GHG Emissions Reduction Plan based on the priorization of selected projects according to their carbon abatement potential and cost efficiency.

Our plan to reduce our operational footprint is forecast to lead to a reduction of our total scope 1 and 2 emissions, from 417,000 tons of CO2e in 2020 to 265,000 tons of CO2e in 2026. This implies a 35% reduction in absolute levels, while doubling hydrocarbon production during the same period. This plan implies a 75% reduction in carbon intensity, from 39 kilograms of CO2e per boe (KgCO2e/boe) in 2020 to a forecast of nine kgCO2e/boe in 2026. In 2022, we recorded GHG emissions intensity of 18 kgCO2e/boe for the year, a 25% reduction compared to 24 kgCO2e/boe in 2021, while in the fourth quarter of 2022 GHG emissions intensity was 14 kgCO2e/boe.

We believe we have designed a diversified NBS portfolio—in terms of geography, project type and operating model—which should enable us to offset the residual emissions from our operation through carbon capture in soil and forest. During 2022, we created Aike NBS S.A.U., a Vista subsidiary, set up to design, manage and execute our carbon offset projects, staffed with leading local experts. In 2022, we initiated the execution of NBS projects in Argentina:

•

we purchased 3,322 ha in Corrientes, where we started an Afforestation, Reforestation and Revegetation (“ARR”) project. During 2022, we planted 1,080 ha, and we are planning to plant approximetley 1,200 ha in 2023;

•	we signed a sustainable livestock farming with a landowner in Santa Fe covering approximately 1,900 ha;

•	we signed a sustainable agriculture agreement with a landowner in Santa Fe, Córdoba, Buenos Aires and Río Negro, for a total of approximetly 1,900 ha;

•

we signed a binding commitment to purchase approximetley 5,000 ha in Salta, for a REDD+ project, which means Reducing Emissions from Deforestation and forest Degradation, as well as the role of conservation, sustainable management of forests and enhancement of forest carbon stocks.

We believe NBS is the most actionable, proven, efficient and scalable carbon removal alternative. Through the development of a top-tier NBS portfolio, we expect to generate at least 265,000 tons of carbon credits by 2026 to offset the remaining emissions from our core business and fulfill our strategic ambition to become net zero.

Argentine Regulatory Framework in connection with climate change

The United Nations Framework Convention on Climate Change (“UNFCCC”), which entered into force on March 21, 1994, aims to stabilize of the GHG concentrations in the atmosphere to a level that would prevent dangerous anthropogenic interference with the climate system.

On February 16, 2005, the Kyoto Protocol to the UNFCCC (“Kyoto Protocol”) entered into force. This Kyoto Protocol, which deals with the reduction of certain GHGs (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride) in the atmosphere, was in force until 2020 as a consequence of the ratification of the Doha Amendment to the Kyoto Protocol.

Argentina approved UNFCCC by Federal Law No. 24,295 in December 1993, the Kyoto Protocol by Federal Law No. 25,438 on June 20, 2001, and the Doha Amendment by Federal Law No. 27,137 on April 29, 2015.

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

Furthermore, Argentine Law No. 26,190, as amended and complemented by Law No. 27,191 and its implementing decrees, established a legal framework which promotes an increase in the participation of energies from renewable sources in Argentina’s electricity market. In this line, in 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, which focused on implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with climate change.

Under Law No. 27,191, by December 31, 2017, 8% of the electric energy consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2021, electricity originated from renewable sources represented 12.5% of the total demand according to the data released by CAMMESA.

Health and Safety Policy

The implementation of additional safety procedures in our operations in consistency with our Policy, such as training, work permits, internal audits, drills, tailgate safety meetings, job safety analysis and risk evaluations, has led to a reduction in the number of workforce safety incidents.

Our safety management system is applied following an Operating Management System (OMS) framework and covers all our employees and contractors working in our offices, fields and providing services. The OMS was designed based on recommended practices for the oil & gas industry and according to IOGP and IPIECA guidelines.

In 2022 our TRIR was 0.86 (based on a rate of 3.5 million work hours) as compared to a 0.29 (based on a rate of 3.5 million work hours) as of December 31, 2021, and 0.38 (based on a rate of 2.6 million work hours) as of December 31, 2020. We had no fatalities due to workforce incidents involving Vista employees related to operations in the years ended December 31, 2022, December 31, 2021, and December 31, 2020.

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

INDUSTRY AND REGULATORY OVERVIEW

Recent Trends in the Latin American E&P Sector

We believe the Latin American E&P sector is a desirable destination for investments on account of the scale of its resources. Some recent investment trends include the successful ongoing development of Vaca Muerta in Argentina as the largest commercially developed shale play outside of North America and Brazil’s recent regulatory improvements aimed at fostering investments in the E&P sector, Petrobras’ divestment program, and the announcement of Brazilian National Agency of Petroleum’s new bidding rounds, among others. Given the scale of resources and the competitive terms the region offers, we believe actionable opportunities for investment in the Latin American E&P sector present a strong value proposition.

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

Argentina’s Oil and Gas Industry Overview

Introduction

As of December 2021, Argentina was the fourth largest crude oil producer and the largest natural gas producer in Latin America, based on BP Statistical Review of World Energy 2022. In terms of hydrocarbons reserves, according to the SdE, as of December 31, 2020, the country had proved developed and undeveloped (1P) natural gas reserves of approximately 14.7 trillion cubic feet (“Tcf”) and 2.8 billion barrels of oil (“Bnbbl”), while total proved, probable and possible reserves (3P) were 26.8 Tcf and 5.3 Bnbbl respectively. Additionally, Argentina is home to the world’s fourth largest shale oil prospective resources and second largest shale gas prospective resources, with an estimated of 27 Bnbbl and 802 Tcf, respectively, as of December 31, 2017, and the largest commercially producing play outside North America.

World Shale Oil Resources (Bnbbl)	World Shale Gas Resources (Tcf)

Source: EIA/ARI (2013). World Shale Gas and Shale Oil Resource Assessment, June 2013. United States data as of April 2015.

Although hydrocarbon production in Argentina has declined over the years, the emergence of shale resources has brought significant investments and is therefore changing the outlook. Some major oil companies have built, and continue to build, exposure, and local players have announced ambitious growth plans. As illustrated in the chart below, shale oil production has increased at an annual rate of 42.1% from 2016 to 2022. Additionally, shale gas production has increased at annual rate of 50.1% from 2016 to 2022.

Average Shale Oil Production 2016—2022 (Mbbl/d)

Average Shale Natural Gas Production 2016—2022 (Mboe/d)

Source: Argentine Secretariat of Energy.

Argentina has a high level of dependence on hydrocarbons as it accounts for approximately 84% of the country’s primary energy supply. This dependence on hydrocarbons is greater than that of other countries in the region (Latin America and the Caribbean), where oil and gas together represent 60% of the primary energy matrix. The oil and gas industry plays a significant role in the economy of Argentina and the development of the shale play could potentially make a positive impact on the country’s balance of trade. Increased domestic oil and gas production would prevent Argentina from relying on expensive imported refined oil products and natural gas, and would drive economic growth.

Argentina Primary Energy Mix (%) as of 2021	South and Central America and Mexico Primary Energy Mix (%) as of 2021

Mexico Primary Energy Mix (%) as of 2021	Brazil Primary Energy Mix (%) as of 2021

Source: Argentine Secretariat of Energy and BP’s Statistical Review of World Energy.

Energy imports play a material role in Argentina’s trade balance. In 2022, domestic gas demand was fulfilled by domestic production and natural gas imports from Bolivia, amounting to 0.14 Tcf (US$1,693 million). Additionally, 0.08 Tcf of LNG (US$2,567 million) and 2,402 thousand of cubic meters of diesel (US$4,387 million) for power generation were imported. Due to the increased production of shale oil, it was not necessary to import oil during 2022. However, in 2022, 1,166 thousand of cubic meters of gasoline and 2,558 thousand of cubic meters of diesel (US$3,447 million) were imported. As a result, energy imports reached US$12,868 million, with exports reaching US$8,398 million, mainly due to crude oil exports. Although exports grew by more than US$3,000 millon compared to 2021, the deficit of the energy trade balance was close to US$4,500 millon, a significant deterioration compared to 2021 (see chart below). In 2021, domestic gas demand was fulfilled by domestic production and natural gas imports from Bolivia, amounting to 0.17 Tcf (US$1,041 million). Additionally, 0.12 Tcf of LNG (US$1,092 million) and 1,940.4 thousand of cubic meters of diesel (US$1,043 million) for power generation were imported. Due to the increased production of shale oil, it was not necessary to import oil during 2021. However, in 2021, 580.7 thousand of cubic meters of gasoline and 1,973 thousand of cubic meters of diesel (US$1,362 million) were imported. As a result, energy imports reached US$5,843 million, with exports almost offsetting such amount, reaching US$5,283 million, mainly due to crude oil exports.

Argentina Energy Trade Balance 2009—2022 (US$bn)

Source: Argentine Institute of Statistics and Censuses.

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

Oil Exploration and Production Sector

During 2022, oil and condensate production averaged 599 Mbbl/d, 13% higher than 2021 average production and represented 41% of Argentine hydrocarbon production. Conventional production represents 60% of total oil production, while unconventional represents the remaining 40%. During 2021, oil and condensate production averaged 531 Mbbl/d, 6.5% higher than 2020 average production and represented 39% of Argentine hydrocarbon production. Conventional production represented 67% of total oil production, while unconventional represented the remaining 33%.

Oil Production Evolution (Mbbl/d)

Source: Argentine Secretariat of Energy.

2022 Oil Production Breakdown

Source: Argentine Secretariat of Energy.

During the year ended December 31, 2022, Argentina’s main shale oil producer was YPF with a 58% market share, followed by Vista (14%), Shell (12%), Pan American Energy (7%) and Tecpetrol (2%). Argentina’s main total oil producer (including shale and conventional) was YPF with a 47% market share, followed by Pan American Energy (17%), Vista (7%), Shell (5%), Pluspetrol (5%) and Tecpetrol (3%).

As of December 31, 2021, proved oil reserves totaled 2,7 Bnbbl, with the largest share of proved oil reserves in Neuquina Basin (48.8%), followed by Golfo San Jorge (48.1%), Austral (1.7%), Cuyana (0.9%), and Noroeste (0.5%).

Source: Argentine Secretariat of Energy – SESCO. Ranking by operator.

Natural Gas Exploration and Production Sector

During 2022, natural gas production reached 4.7Bncf/d, 7% higher than 2021 production and represented 59% of the national production. During 2021, natural gas production reached 4.4 Bncf/d, in line with 2020 production and represented 61% of the Argentine hydrocarbon production. During 2022, conventional production represented 41% of total gas production, while unconventional represented the remaining 59%.

Natural Gas Production (Bncf/d)

2022 Natural Gas Production Breakdown

Source: Argentine Secretariat of Energy—SESCO. Ranking by operator.

During the year ended December 31, 2022, Argentina’s main shale gas producer was YPF with a 31% market share, followed by Tecpetrol (30%), Total Austral (12%), Pan American Energy (12%), Pluspetrol (%) and Exxon (3%). Argentina’s main total producer of natural gas (including shale and conventional) was YPF, with a 27.4% market share, followed by Total Austral (22.8%), Tecpetrol (13.3%), Pan American Energy (12.2%), Pampa Energía (6.8%) and Pluspetrol (5.1%).

As of December 31, 2021, proved reserves of natural gas reached 13.8Tncf. As of December 31, 2021 the basin with the highest concentration of proved reserves of natural gas was the Neuquina Basin with 69%, followed by Austral (20%), Golfo San Jorge (9%), and Noroeste (2%).

Source: Argentine Secretariat of Energy.

Demand and Consumption

In 2022, domestic demand of natural gas reached 4.0 Bncf/d. The power generation sector led demand with 31.4% of the gas consumed in the country, followed by the industrial sector (28.9%), residential (24.4%), and others (15.4%). During 2022, in order to meet the demand for natural gas, 0.14Tcf of natural gas was imported from Bolivia, in addition to 0.08 Tcf of LNG.

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

Distribution of the Vaca Muerta Formation in the Basin

Source: Company’s Information and Press Articles

Production from Vaca Muerta reached 616.7 Mboe/d in January 2023. The shale oil production was mainly driven by Loma Campana, La Amarga Chica, Bandurria Sur, Bajada del Palo Oeste and Cruz de Lorena, which contributed with 197.6 Mbbl/d. Shale gas production was mainly driven by Fortín de Piedra, Aguada Pichana Este, Rincón del Mangrullo, Aguada Pichana Oeste and La Calera, which contributed with 232.1 Mboe/d.

Gross Shale Oil & Gas Production (Mboe/d)

Source: Argentine Secretariat of Energy.

Vaca Muerta exhibits similar geological properties than several of the most successful shale plays in the United States. The table below sets forth the geological characteristics of the Company’s Bajada del Palo Oeste block in Vaca Muerta compared to top tier U.S. onshore plays.

Play	Total Organic Content (“TOC”) (%)	Thickness (m)	Reservoir Pressure (psi/ft)
Bajada del Palo Oeste	4.2	250	0.9
Eagle Ford	3	200 – 300	0.5 – 0.8
Wolfcamp (Permian)	3 – 5	30 – 100	0.5 – 0.9

Source: Based on Company estimates, Ministry of Economy, Argentine Secretariat of Energy and the EIA.

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

As of January 31, 2023, drilling activity had been historically centered within the Loma Campana concession operated by YPF in partnership with Chevron, with more than 720 wells drilled out of 1,899 total wells drilled in Vaca Muerta. Vaca Muerta continues to evolve with development beginning to spread beyond the historical center of activity to adjacent blocks such as La Amarga Chica, Fortin de Piedra, El Orejano, Bandurria Sur, Bajada del Palo Oeste and Aguada Pichana Este projects, which are ramping up drilling activity with more than 500 producing wells.

Total Completed Shale Well Count 1Q19—4Q22

Vaca Muerta is in a relatively early stage of its development compared to shale plays in the United States and Canada. The Permian Basin is a good analogue for Vaca Muerta, with similar geological characteristics and a long history of unconventional hydrocarbon development. However, Vaca Muerta has even more thickness than the Permian, with up to five different pay zones already tested in different blocks of the basin. Operators have drilled around 1,900 wells in Vaca Muerta compared to more than 33,000 in the Permian. It is possible that Vaca Muerta could have a growth trajectory similar to that of the Permian Basin or other U.S. shale plays in the coming years. The growing investment in Vaca Muerta by international operators is similar to the early stages of the Permian Basin’s remarkable growth since 2008, becoming one of the most prolific shale plays in the world.

Stacked Pay Potential Across Multiple Zones

Source: Vista – Image does not represent the whole Vaca Muerta shale play.

Oil Infrastructure Network

The Argentine crude oil pipeline network connects the producing basins with the refineries. Refineries are in the Cuyo Basin (Luján de Cuyo), the Neuquina Basin (Plaza Huincul), the Noroteste Basin (Refinor) and in the Province of Buenos Aires (La Plata, Bahía Blanca, Dock Sud, Campana). Argentina’s key crude pipeline is the Oleoductos del Valle S.A. (“Oldelval”) system, which runs from Puesto Hernández in the Neuquina Basin to Puerto Rosales near the Bahía Blanca complexes via two 14-inch pipelines, transports approximately 70% of the production from the Neuquina Basin and has a capacity of approximately 260,000 Mbbl/d.

In Puerto Rosales, a marine export terminal is operated by Oiltanking Ebytem S.A. (“OTE”), a company owned by YPF (30%) and Oiltanking (70%). OTE has 18 tanks with a storage capacity of 480,000 m3, of which 150,000 m3 are used to store Medanito type crude oil, and has two buoys, Punta Ancla and Punta Cigueña, with capacities of 106,000 and 67,500 deadweight tonnage, respectively. These two buoys provide services mainly for Panamax vessels loading and unloading.

Two projects are under execution to enable the evacuation of incremental production from Vaca Muerta. Oldelval´s Duplicar project is designed to upgrade the trunk pipeline connecting Vaca Muerta to the Atlantic export terminals. This project is expected to increase the pipeline capacity to 540,000 Mbbl/d by 2025, through the construction of new pump stations and pipeline loops. Additionally, OTE’s is executing an expansion project designed to upgrade the Atlantic export terminal through additional storage and throughput capacity.

Gas Infrastructure Network

Argentina’s gas pipeline network contains more than 30,000 km. The high-pressure network is divided into five systems: one main line from the North, three from the West, and one from the South, all of which transport gas to the greater Buenos Aires region.

Source: Argentine Secretariat of Energy.

Activity in Vaca Muerta has leveraged existing infrastructure, but we expect that new construction and upgrades to the existing infrastructure will be undertaken as production increases. For instance, TGS built a 92-km gathering pipeline with 37 MMm³/d capacity, which can be expanded to 56 MMm³/d capacity and a conditioning plant to adapt the quality of natural gas before it enters the pipelines. The total investment is estimated to be approximately US$800 million with additional expansions planned. Initially, the conditioning plant will have a capacity of 177 MMcf/d but is expandable to up to 2.0 Bncf/d. Additionally, the Argentine government has commissioned the construction of the Néstor Kirchner gas pipeline to expand the gas transportation capacity from Vaca Muerta to the main domestic markets in Buenos Aires and surrounding areas. The first stage of the project will connect the towns of Tratayen and Salliqueló, with an approximate length of 570 km. The initial minimum capacity of the pipeline will be 11 MMm3/d, which will be expanded to 22 MMm3/d and 44 MMm3/d in subsequent stages.

Argentina has a gas pipelines network with the capacity to export gas to Chile from the Neuquina, Austral and Noroeste basins. The Austral basin is connected to Chile through a pipeline installed to supply the production complex of the company Methanex, in the extreme south of the country. The Neuquina Basin is connected to Chile through the GasAndes and Pacífico gas pipelines, with a total capacity of 13.5 MMm3/d. Due to its location in the Vaca Muerta formation, it is best placed to increase exports. To export gas to Brazil, there is a 2.8 MMm3/d gas pipeline that connects the towns of Aldea Brasilera in the Province of Entre Ríos with Uruguayana in Brazil. The export of gas to Uruguay is carried out through the Cruz del Sur gas pipeline, with a capacity of 6.0 MMm³/d, that connects the towns of Punta Lara and Colonia through a pipeline under the Río de la Plata bed, and through the gas pipeline between the towns of Colón and Paysandú. The Norandino and Atacama gas pipelines that connect the Province of Salta with the Antofagasta region in the north of the neighboring country, have spare capacity for exports. However, due to the production decline of the Noroeste basin, there is no gas available for exports.

Oil and Gas Regulatory Framework in Argentina

Introduction to the Hydrocarbon Market

The Hydrocarbons Law, as amended by the Short Law and Law No. 27,007, is the main body of legislation for oil and gas exploration and production. The enforcement authority for the Hydrocarbons Law is the Argentine Secretariat of Energy (“SdE”). As a result of the amendment of the Hydrocarbons Law by means of the Short Law, each province has its own enforcement authority. In particular, the Province of Neuquén has passed its own Hydrocarbons Law No. 2,453, among other laws and regulations on these activities. The transportation, distribution and marketing of gas are independently regulated by Argentine National Law No. 24,076.

As stated above, following the enactment of the Short Law in January 2007, the licensing of exploration and exploitation activities in hydrocarbon reservoirs was transferred from the federal government to provincial governments. The Short Law acknowledged the eminent domain on hydrocarbon reservoirs from the provinces in accordance with Article 124 of the Argentine Constitution (including reservoirs to which concessions were granted prior to 1994) and granted provinces the right to administer such reservoirs. Hence, exploration permits and exploitation concessions existing at the time of enactment of the Short Law have been transferred to the corresponding provincial governments until their expiration. On the other hand, transportation concessions between provinces continue to be subject to federal jurisdiction.

Upstream business is based on exploration permits and exploitation concessions granted by each provincial government. Holders of exploration permits and exploitation concessionaires have exclusive rights on their areas. Companies may acquire rights to exploration permits or exploitation concessions through public bids held by the provinces or the federal government. Companies may also acquire rights by means of farm-in agreements or assignment of rights agreements entered into with third parties on existing permits or concessions. Oil rights are independent from surface rights. Oil production belongs to the title holder of an exploration permit or exploitation concession as from its extraction.

State-owned companies are entitled to hold exploration permits and exploitation concessions and to operate them. In the case of the Province of Neuquén, all vacant and relinquished areas were reserved in favor of the provincial state-owned company, GyP, which executed association agreements with other companies.

Despite of the above, Law No. 27,007 establishes that in the future the provinces and the federal government shall not establish any new areas reserved in favor of state-owned companies. However, contracts already executed by said provincial entities or companies for the exploration and development of reserved areas continue to be subject to the regulations in force prior to Law No. 27,007.

Pursuant to Article 23 of the Hydrocarbons Law, the maximum terms of validity of exploration permits to be established by tender are shown below.

For exploration with a conventional objective:

•	first term: up to three years;

•	second term: up to three years; and

•	extension period: up to five years.

For exploration with an unconventional objective:

•	first term: up to four years;

•	second term: up to four years; and

•	extension period: up to five years.

The extension period, for both conventional and unconventional objectives, may only be requested by the permit holder who has complied with the investment commitment and the other obligations undertaken by it.

Article 35 of the Hydrocarbons Law provides that conventional exploitation concessions shall have 25-year terms, while unconventional exploitation concessions shall have 35-year terms. Unconventional exploitation concessions shall include a pilot plan period of up to five years, to be defined by the concessionaire and approved by the enforcement authority at the time of the concession’s commencement. The Argentine Executive Branch may indefinitely extend the period of each exploitation concessions, both conventional and unconventional, for up to 10 years in each extension period, subject to the fact that concessionaire has complied with its obligations, the concession is producing hydrocarbons and an investment plan consistent with the development of the concession has been submitted. The respective application shall be submitted at least one year before the expiration of the concession. Under the previous Hydrocarbons Law regime, the concessions could be extended only once for a 10-year term. Even the concessions which were in force prior the enactment of the new regime and those which had already been extended once may be extended again.

According to Article 59 of the Hydrocarbons Law No. 17,319, the exploitation concessionaire shall pay to the state monthly a royalty of 12% of the production of liquid hydrocarbons at the well head, which can be reduced to up to 5% taking in to account the productivity, conditions, and location of wells. As a result of the process of transfer of eminent domain from the federal government to the provinces, the federal government has assigned the collection of royalties to the provinces. Royalty rates do not differ between onshore and offshore production. In the event of an extension of the term of an exploitation concession, an additional 3% royalty shall be paid on the applicable royalty at the time of the first extension and up to a total maximum of 18% for any subsequent extensions.

Law No. 27,007 provides for the possibility of the grantor to apply for a reduced rate of up to 50% for projects (i) of production projects in which enhanced or improved oil recovery techniques are applied, (ii) for extra-heavy oil exploitations and (iii) for offshore exploitations.

Article 60 of the Hydrocarbons Law provides that the royalty shall be received in cash unless the government, at least 90 days in advance of the payment date, states its intention to receive payment in kind. Such decision shall remain valid for not less than six months.

Law No. 27,007 provides that the Argentine Executive Branch shall include in the Promotional Investment Regime (created by Decree No. 929/13) the direct investment projects that involve investments for an amount of no less than US$250 million in a three-year period. Before the enactment of Law No. 27,007, the benefits under this regime applied to projects for amounts higher than US$1,000 million in a five-year period.

The benefits under the Investment Promotional Regime can be captured after the third year from the implementation of the respective projects and include an allowance for 20% of the project’s production to be sold at international market prices for conventional or non-conventional projects, and 60% of the production for offshore projects. Offshore projects will be considered as those in which the drilling of wells is carried out in locations where the distance between the seabed and the surface, measured at the location of the well, on average between high and low tide, exceeds 90 meters.

Law No. 27,007 also establishes two contributions payable to the provinces in connection with the projects subject to this Investment Promotional Regime: (i) 2.5% of the initial investment to develop corporate social responsibility projects, payable by the owner of the project and (ii) a contribution, which amount shall be determined by the former Commission for the Strategic Coordination and Planning of the National Hydrocarbon Investment Plan (“CPCE”), created by Decree No. 1.277/2012 considering the size and scope of the project, to develop infrastructure projects in the relevant province, payable by the Argentine government.

Law No. 27,007 establishes that the Government of Argentina and the Provinces shall promote the adoption of a uniform tax treatment that promotes hydrocarbon activities.

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

In addition, expropriations in Argentina are regulated by the Federal Expropriations Law No. 21,499, which does not include specific provisions for oil and gas licenses. Argentine concessions are governed by the laws of Argentina and the resolution of any disputes involving the Argentine government must be sought in the Federal Courts, although provincial courts may have jurisdiction over certain matters.

Exploration and Production

The exploration and production of oil and natural gas is carried out through exploration permits and exploitation concessions. Nevertheless, the Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or exploitation concessions. Those interested in carrying them out must have the prior authorization of the surface owner and shall be liable for any damage they may cause. Reconnaissance work may not begin without prior approval of the application authority. The permit will state the type of study to be carried out, the term of its validity and the limits and extension of the areas where it will be carried out.

In the event that holders of an exploration permit discover commercially exploitable quantities of oil or gas, such holders are entitled to obtain an exclusive concession for the production and exploitation of the relevant reserves. The exploitation concession provides its holder the exclusive right to produce oil and gas from the area covered by the concession. An exploitation concession also entitles the holder to obtain a transportation concession for transporting of the oil and gas produced.

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

Fees and Royalties:

Both holders of exploration permits and holders of concessions must pay an annual fee based on the land area covered by the corresponding permit or concession (as provided in Section 7 of the Hydrocarbons Law). Holders of exploitation concessions are required to pay for such concessions, and to make certain royalty payments to the Argentine government.

Through Decree No. 771/2020, the Argentine government set forth the current values of the canon to be paid by exploration permit holders and exploitation concessionaires:

•	The holder of an exploration permit shall pay annually and in advance a fee for each square kilometer or fraction thereof, according to the following scale:

•	first period: the equivalent amount in Argentine pesos of 0.46 barrels of oil per square kilometer.

•	second period: The equivalent amount in Argentine pesos of 1.84 barrels of oil per square kilometer.

•	extension: The equivalent amount in Argentine pesos of 32.22 barrels of oil per square kilometer.

•	The holder of an exploitation concession shall pay annually and in advance the equivalent amount in Argentine pesos of 8.28 barrels of oil per square kilometer or fraction thereof as royalty.

The price to be considered to determine the value of the barrel of oil for the purposes of calculating the exploration and the exploitation fees above mentioned, will be the one arising from the average of the domestic oil market price corresponding to the first semester of the year prior to the settlement.

On the other hand, royalties are defined as the only income mechanism on the production of hydrocarbons to be received by the jurisdictions owning the hydrocarbon domain as grantors.

As further explained above, Law No. 27,007 maintained the 12% rate established in the original Hydrocarbons Law. The possibility of reducing the royalty up to 5% taking into account the productivity, conditions and location of the wells is maintained. In case of an extension, an additional royalty of up to 3% of the royalty applicable at the time of the first extension and up to a total maximum of 18% royalty for the following extensions will be payable.

For the performance of complementary activities of conventional hydrocarbon exploitation (Section 59 of Law No. 17,319 as amended by Law No. 27,007), as from the expiration of the term of the concession duly granted and within the concession of non-conventional hydrocarbon exploitation, the enforcement authority may fix an additional royalty of up to 3% with respect to the royalty in force, up to a maximum of 18% as applicable.

The National or Provincial executive branches, as the case may be, as the granting authority, may reduce up to 25% the amount corresponding to royalties applicable to hydrocarbon production and during the 10 years following the completion of the pilot project in favor of companies that request a concession for non-conventional hydrocarbon exploitation within 36 months from the effective date of Law No. 27,007.

Finally, the Hydrocarbons Law contemplates the possibility that, with the prior approval of the authority, royalties may be reduced by 50% for tertiary production projects, extra heavy oil and offshore, based on their productivity, location and other unfavorable technical and economic characteristics.

Resolution No. 435/04 issued by the Secretariat of Energy, which amends Resolution No. 155 (i) imposes additional information requirements in connection with royalties, (ii) introduces certain changes regarding the powers of the provinces, (iii) modifies certain parts of the royalty determination system, including deductions and applicable exchange rates and (iv) establishes fines for non-compliance with the duty of information. This resolution has been applied to holders of production permits and concessions since June 2004.

Offshore exploration:

In October 2018, Decree No. 872/2018 was published, ordering the SdE to convene an international public tender for the granting of exploration permits over 38 offshore areas, located in the Argentine territorial sea under federal jurisdiction. In November 2018, Resolution No. 65/2018 of the SdE was published pursuant to which the SdE called for the mentioned tender and approved the applicable bidding terms and conditions. After passing certain technical and financial tests during the prequalification stage, the interested parties submitted their tenders on April 16, 2019 through a public event attended by various international and public officers of the SdE. The event received bids for 18 of the tendered areas, for approximately US$724 million. Five of these areas received more than one offer, while a single consortium of bidders offered a $5.0 million entry bonus in addition to investments in units of work offered. The award of these areas was published in May 2019 through Resolution No. 276/2019 of the SdE.

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

Additionally, according to the degree of certainty that will be commercially recoverable, reserves are classified as “proved” (which can be developed or undeveloped) and “unproved” (which can be probable or possible). Proved developed reserves are expected to be recovered from existing wells and facilities while proved undeveloped reserves are quantities expected to be recovered through future investments. Moreover, the estimation of “proved oil and natural gas reserves” based on SdE Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution No. 69-E/2016 may differ from the standards required by SEC’s regulations. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—The oil and gas reserves that we estimate are based on assumptions that could be inaccurate.”

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

Transportation

The Hydrocarbons Law grants hydrocarbon producers the exclusive right to obtain from the Argentine government a concession for the transportation of oil, gas and their by-products through a public tender process for a period equivalent to the period granted for the exploitation concession linked to the transportation concession, under terms specified in the Hydrocarbons Law and Decree No. 44/91. Transportation concessions include storage, ports, pipelines and any other fixed facilities necessary for the transportation of oil and by-products. Transportation concessions corresponding to pipelines or facilities that do not exceed the boundaries of a single province are exclusively subject to the licensing and jurisdiction of such province. International or interprovincial transportation concessions continue to be subject to federal jurisdiction.

The term for transport concessions shall be granted and extended to the equivalent terms for exploitations concessions related to the transportation concessions. As such, the term of a transportation concession may be extended for an additional 10 years upon application to the Argentine government.

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

Depending on whether gas or crude oil is transported, tariffs are subject to approval by the National Gas Regulatory Agency (Ente Nacional Regulador del Gas) in Argentina established by Law No. 24, 076 (“ENARGAS”) or the SdE. SdE Resolution No. 5/04, as amended, sets forth maximum amounts:

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

On February 7, 2019, the Argentine Government issued Decree No. 115/2019, which amends certain relevant provisions of Decree No. 44/1991:

•

The tariffs applicable to shippers for the transportation services of hydrocarbons by pipelines, gas pipelines, poly-pipelines and/or any other permanent and fixed installation for the transportation, loading, dispatch, collection infrastructure, compression, conditioning and treatment of hydrocarbons, shall be adjusted every five years. If prior to the end of such period there are significant variations in the base indicators for the tariff calculations, at the request of the concession holder, such tariffs may be revised by the authority of application. For the financing and amortization of new investments, the authority of application may contemplate a longer period for the validity of the tariff calculation;

•

The available capacity (difference between the maximum transportation capacity of the pipeline and the transporter’s own needs approved by the authority of application) shall be declared annually by the transportation concessionaires, according to the procedure established by the authority of application;

•

The term of the transportation concessions awarded through the bidding or tender procedure provided for in Section 5 of Title II of Law No. 17,319, as amended, shall be 35 years, counted from the date they were granted. Concession holders may request extensions for a term of 10 years each, provided they have complied with their obligations, are transporting hydrocarbons at the time of requesting the extension and submit a work plan and associated investments. Those transportation concessions granted prior to the entry into force of Decree No. 115/2019, shall be governed by the terms and conditions of its granting;

•

The holders of liquid hydrocarbon transportation concessions granted as from the entry into force of Decree No. 115/2019 and the holders of liquid hydrocarbon transportation concessions granted prior to that date, with respect to the volume of capacity expansions of their facilities carried out after that same date, may ensure firm service capacity to any interested shipper through capacity reservation contracts. These contracts may be freely negotiated as to their allocation modality, prices and volumes. Uncontracted capacity and unused contracted capacity shall be subject to the tariff approved by the authority of application;

•	In cases of transfer of a transportation concession, the termination of the transferor’s operating concession, whatever its cause, shall not affect the validity of the transportation concession;

•	The authority of application of Law No. 17,319, as amended, will establish the procedure for capacity expansions of existing pipelines;

•

Authorizes the authority of application of Law No. 17,319, as amended, to call a public bidding or tender for the awarding of one or more transportation concessions and to determine the terms and conditions of the tenders to be called based on proposals submitted by those interested in obtaining a transportation concession.

On July 1, 2019, through Resolution No. 357/2019 of the SdE, the terms and conditions of the tender offers to be organized pursuant to the decree were approved, based on the proposals submitted by those interested in obtaining a transportation concession under the terms of Article 46 of the Hydrocarbons Law.

On May 7, 2021, Resolution No. 385/2021 of the SdE was published in the Official Gazette, repealing the Resolution No. 29/2010 of the SdE that established the rules for the registration of companies in the former “Registry of Transportation Concession Companies”.

Resolution No. 385/2021 of the SdE approved the rules for the registration of companies who perform liquid hydrocarbon transportation through pipelines and sea terminals (Empresas Transportistas de Hidrocarburos Líquidos por Ductos y a través de Terminales Marítimas) in the Oiling Companies Registry created by means of Decree No. 5906/67 (Registro de Empresas Petroleras). The resolution established that the companies registered in the former “Registry of Transportation Concession Companies” (established by Resolution No. 29/2010) will be automatically considered as registered in the new Registry, and the provisions of this new resolution will be applicable to them.

This measure is applicable to those companies that by themselves or associated to third parties, transport liquid hydrocarbons by land or offshore, by means of oil pipelines, gas pipelines, polyducts and/or any other permanent and fixed installation for the transportation, loading, dispatch, collection infrastructure, compression, conditioning and treatment of hydrocarbons that have or intend to obtain a transportation concession at national or provincial level. These companies may start the registration process in the Oiling Companies Registry (Registro de Empresas Pertroleras) at any time of the year, while the re-registration must be carried out during the month of July of each year. It also set forth requirements to be fulfilled by companies who are registered in such registry.

On August 23, 2021, Decree No. 540/2021 was published in the Official Gazette, which implemented for the existing transportation concessions and for those to be granted thereinafter the service of non-physical transportation of liquid hydrocarbons through pipelines up to the entry flange to the storage plant, based on the general conditions set forth therein.

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

The shipper may request and the carrier shall implement the non-physical transportation service of a certain volume of liquid hydrocarbons when required, as long as the technical and operational conditions of its transportation system allow it, and shall proceed to return the volume received, to the extent that the equivalent amount of liquid hydrocarbons is available at the requested delivery point. In the non-physical transportation service, the shipper shall observe the technical specifications for the entry of liquid hydrocarbons set forth in Annex I of Resolution SdE No. 571/2019 as amended.

The carrier shall establish the specific technical and operational conditions for the non-physical transport service in its Internal Regulations, in accordance with the regulations in force and the provisions of Decree No. 540/2021.

The carrier may establish an administrative management charge for the non-physical transportation service, which shall not be part of the tariff and shall be paid by the shipper requesting the implementation of the service.

No shipper may refuse that the volume delivered at a certain delivery point be used by the carrier to fulfill a non-physical transport requested by another shipper, provided that the shipper requiring the physical transport receives at the point of return nominated by him the quantity of oil adjusted according to the volumetric adjustment and the equivalent quality as established in the approved quality bank (banco de calidad), a compensation mechanism to be established by the carrier.

Upon granting of the license (exploration permit or exploitation concession), all the equipment and facilities existing or to be installed in the block, as well as the buildings and fixed or movable facilities, shall belong to the licensee. Once the original term and all relevant extensions elapse, the facilities revert to the federal or provincial government, being applicable to such extent decommissioning rules.

Authorized Governmental Agency

Pursuant to Article 3 of the Hydrocarbons Law, Article 2 of the Short Law and Article 2 of Law No. 26,741 (the “Hydrocarbons Sovereignty Law”), the Argentine Executive Branch establishes the federal policy applicable to the exploration, exploitation, refining, transportation and marketing liquid hydrocarbons for domestic supply.

The Argentine Executive Branch oversees the determination of the areas in which hydrocarbon-related activities should be promoted, and together with the Provincial Governments, is in charge of granting permits and concessions. According to the Hydrocarbons Federalization Law No. 24,145, each Province has the authority to enforce the Hydrocarbons Law in its own territory.

According to Decree No. 451/2022, published in the Official Gazette on August 3, 2022, the preparation, proposal and execution of the national energy policy is under the responsibility of the National Ministry of Economy. This competence is exercised by the SdE. In matters related to hydrocarbons, the SdE is assisted by the Undersecretariat of Hydrocarbons.

Equity Requirements

To be holders of exploration permits or exploitation concessions, irrespective of the province where the activities are developed, companies must be registered with the Registry of Hydrocarbon Exploration and Exploitation Companies maintained by the SdE. Such holders and concessionaires must have adequate financial resources and technical capabilities to perform the operations involved in the rights bestowed upon them. Further, such holders shall assume exclusive responsibility for liabilities associated with exploration and production activities. Registration with the Registry is also a requirement to be able to be an operator of permits and concessions and has to be annually renewed and can be revoked if technical capacity cannot be proved.

Furthermore, Article 5 of the Hydrocarbons Law provides that holders of permits and concessions shall establish legal domicile within Argentina.

Disposition No. 335/2019 issued by the Undersecretariat of Hydrocarbons, which regulates the solvency required for a company interested in exploring and/or exploiting hydrocarbons areas, sets forth that, in order to receive and maintain permits or concessions, the permit holder or concessionaire must have a minimum net worth amounting to (i) the value in Argentine Pesos of 27,000 barrels of oil for on-shore areas and (ii) the value in Argentine Pesos of 270,000 barrels of oil, in case of off-shore areas. The price to be considered in order to determine the value of the domestic oil barrel in the internal market will be the average price during the previous year considered. The coefficient for the conversion of m3 to barrels will be 6,2898 and the applicable exchange rate will be the average wholesale exchange rate published by the BCRA pursuant to Communication “A” 3,500 and corresponding to the previous year to the one in which the analysis is made.

In all cases, the company or association of companies holding the permit or concession must maintain such net equity throughout the term of the permit or concession. These equity requirements may be satisfied by means of financial or other guarantees.

Crude Oil Market

The Hydrocarbons Law empowers the Argentine Executive Branch to set the national policy with respect to the exploitation, industrialization, transportation, and commercialization of hydrocarbons, with the main purpose of satisfying the country’s hydrocarbons needs with the production of its deposits, maintaining reserves that ensure such purpose. Likewise, Section 1 of the Hydrocarbons Sovereignty Law declared the achievement of self-sufficiency of hydrocarbons as a national public interest and as a priority objective of the Argentine Republic. In this context, the final purchaser of crude oil in the domestic market may be a refinery, a large producer or a fuel trader.

Resolution No. 1077/2014, issued by the former Ministry of Economy and Public Finances sets forth, for all hydrocarbons listed therein, an international price to be considered (which was to be updated monthly), a reference Brent and a nominal factor of withholdings and export duties in connection with oil’s international price.

The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the Argentine government began searching for tools and regulations that could restart the path to growth. To that effect, the Argentine government created incentive programs, including “Oil Plus Program” (Petróleo Plus) through Decree No. 2014/2008 and Resolution SdE No. 1312/2008 and Oil Encouragement Program (Programa de Estímulo a la Producción de Petróleo Crudo) through Resolution No. 14/2015 of the Strategic Planning and Coordination Commission of the National Hydrocarbon Investment Plan, complemented by Resolution No. 33/2015 of the same Commission.

Likewise, in recent years, measures and agreements have been implemented to fix crude oil prices in the local market. The most recent one has been Decree No. 488/2020, which will be detailed below.

The Solidarity Law published in the Official Gazette on December 23, 2019, sets forth that the Argentine Executive Branch is entitled to set export duties up to a maximum of 33% of the exported goods until December 31, 2021. The Solidarity Law also established a cap of 8% for the export duties for hydrocarbons and mining products. The Argentine Executive Branch could exercise these powers until December 31, 2021.

The Hydrocarbons Law empowers the Argentine Executive Branch to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand. The final purchaser of crude oil at the domestic market may be a refinery, a large producer, or a fuel marketer.

On May 19, 2020, the Argentine government issued Decree No. 488/2020, in order to adopt new urgent and transitory measures to effectively meet the objectives of the hydrocarbons policy and ensure self-supply in the medium term. To this end, it was stated that it was necessary to fix, on a transitory basis, the commercialization price in the local market of a barrel of crude oil, so that the producing companies could cover the operating costs and sustain the levels of activity and/or production.

However, by the end of August 2020, the price of US$45/bbl set by Decree No. 488/2020 ceased to be in force, since the condition set forth in the Decree No. 488/2020 had been met (i.e., the ICE BRENT FIRST LINE rate was higher than US$45/bbl for 10 consecutive days, considering the average of the last five quotations published by the “PLATTS CRUDE MARKETWIRE” under the heading “Futures”). Consequently, crude oil prices were once again governed by supply and demand, without prejudice to the impact of withholdings.

Export operations of crude oil and oil by-products currently require prior registration in the Registry of Export Operations Agreements (Registro de Contratos de Operaciones de Exportación) and authorization by the SdE (according to the regime established in Resolution S.E. No. 241-E/2017 and its subsequent amendments and complements). Oil companies and oil refineries intending to export crude oil, liquefied petroleum gas or gasoil, among others, must demonstrate, prior to obtaining the authorization, that the offer for sale of such product has already been made to and rejected by local buyers.

Gas Market

In order to foster the production of natural gas, the Argentine government adopted different programs over the past years, such as the “Natural Gas Additional Injection Stimulus Program”, commonly known as the Gas Plan (Programa de Estímulo a la Inyección Excedente de Gas Natural – Plan Gas) implemented by Resolution No. 1/2013 of the former Strategic Planning and Coordination Commission; the “Natural Gas Injection Stimulus Program for Companies with Reduced Injection”, commonly known as “Gas Plan II” (Programa de Estímulo a la Inyección de Gas Natural para Empresas con Inyección Reducida) implemented by Resolution No. 60/2013 of the former Strategic Planning and Coordination Commission and regulated by Resolution No. 83/2013 of the same Commission; the “Natural Gas Injection Stimulus Program for Companies with No Injection” (Programa de Estímulo a la Inyección de Gas Natural para Empresas Sin Inyección) created by Resolution No. 185/2015; the “New Natural Gas Projects Stimulus Program”, known as Gas Plan III (Programa de Estímulo a los Nuevos Proyectos de Gas Natural), created by Resolution 74/2016, according to which the program would be in force until December 31, 2018; the “Stimulus Program for Investments in Natural Gas Production Developments from Non-conventional Reservoirs” (Programa de Estímulo a las Inversiones en Desarrollos de Producción de Gas Natural Proveniente de Reservorios No Convencionales) created by Resolution No. 46-E/2017 of the former MEyM, as amended by Resolution No. 419-E/2017 of the same ministry.

Gas Plan 2020-2024 (Gas.Ar Plan)

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

b.

It shall have an initial duration of four years, which may be extended by the SdE for additional periods of one year each based on its analysis of the gas market, demand volumes and investment possibilities in infrastructure. For offshore projects, a longer term of up to eight years may be contemplated.

c.

Comprises a total volume of 70 MMm³/d for the 365 days of each year in which the Gas.Ar Plan is in place (distributed as follows (i) Austral Basin 20 MMm³/d, (ii) Neuquina Basin 47.2 MMm³/d, and (iii) Northwest Basin 2.8 MMm³/d), and certain additional volumes for the winter seasonal period of each of the four years.

d.

Producers had to present an investment plan to reach the committed injection volumes and be bound to achieve a production curve per basin that guarantees the maintenance and/or increase of current levels of production.

e.

Participating producing companies may be offered preferential conditions for exports under firm condition for up to a total volume of 11 MMm³/d, to be committed exclusively during the non-winter period. The benefits for exports will apply both to the export of natural gas through pipelines and to its liquefaction in Argentina and subsequent export as LNG.

f.	The Argentine government may assume monthly payment of a portion of the price of natural gas in the PIST, in order to mitigate the impact of the cost of natural gas to be transferred to end users.

g.

The BCRA established appropriate mechanisms to guarantee the repatriation of direct investments and their respective returns and/or the payment of principal and interest of foreign financings, provided that such funds have been entered into to Argentina through the Argentine Foreign Exchange Market as from the entry into force of the decree and are used to finance projects under the Gas.Ar Plan.

h.

Resolutions No. 80/17 and 175/19 of the SdE (formerly known as Secretaría de Gobierno de Energía) were derogated. The SdE is empowered to issue all administrative acts necessary to establish a transition mechanism for the users included in the derogated regulations.

Special Regimes for Access to the Foreign Exchange Market

Through Decree No. 277/2022, published in the Official Gazette on May 27, 2022, and its Regulatory Decree No. 484/2022, published in the Official Gazette on August 16, 2022, the Argentine Executive Branch created (i) the Foreign Currency Access Regime for Incremental Oil Production (“RADPIP”, for its acronym in Spanish) and (ii) the Foreign Currency Access Regime for Incremental Natural Gas Production (“RADPIGN”, also for its acronym in Spanish), in order to provide hydrocarbons producers with the necessary foreign currency access rules to boost investment in the sector.

The most salient aspects of these regimes are, among others, the following:

•

Beneficiaries: individuals registered in the Registry of Oil Companies –Producers Section–, who are holders of hydrocarbon exploitation concessions granted by the National Government, the Provinces or the Autonomous City of Buenos Aires, as the case may be; upon compliance with the requirements set forth in this decree and its complementary rules;

•

The beneficiaries may, for the purpose of promoting the necessary investments to increase the production of the hydrocarbon areas under their ownership, present themselves jointly with other legal entities (“associated third parties”), duly registered, that comply with the requirements established in the regulations and that reliably prove a contractual relationship with the beneficiary of at least twelve (12) months, with a minimum effective investment of US$50,000,000.

•

Access Requirements: to access the RADPIP and RADPIGN, beneficiaries must comply with certain requirements set forth in the regulations, including, but not limited to, obtaining incremental crude oil production (RADPIP) and/or obtaining incremental natural gas injection levels (RADPIGN), in addition to complying with the regime for the Promotion of Employment, Labor and Development of Regional and National Suppliers of the Hydrocarbons Industry approved in the aforementioned decrees (“RPEPNIH”).

•

The RPEPNIH includes the obligation to submit Regional and National Supplier Development Plans (PDPRN) and a preference application scheme that prioritizes the procurement of goods and services of national and regional origin.

•	Benefits:

•

RADPIP: beneficiaries will have access to the foreign exchange market for an amount equivalent to their Incremental Production Volume Benefit (VPIB), i.e., an amount equivalent to 20% of their incremental quarterly production over the 2021 baseline production.

•

RADPIGN: beneficiaries will have access to the foreign exchange market for an amount equivalent to their Incremental Beneficial Injection Volume (VIIB), i.e., an amount equivalent to 30% of the quarterly incremental injection over the 2021 production base.

If certain conditions set forth in the regulations are met, the above-mentioned percentages may be increased.

•

Period for requesting benefits: beneficiaries (and their associated third parties) may request the recognition of benefits starting in the third quarter of 2022. The recognition of the benefit must be requested within 15 working days after the end of each quarter. The SdE and the Federal Public Revenue Agency (AFIP by Spanish acronym) will implement the complementary measures so that the benefit recognition process is concluded within a term no longer than 90 calendar days as from the closing of the quarter for which it is requested. Once the relevant requirements have been complied with, the SdE will issue a certificate which will be notified by note to the beneficiaries, to the AFIP and to the BCRA.

•	Transfer: RADPIP and RADPIGN benefits may be transferred to direct suppliers of the beneficiaries.

On October 28, 2022, the Central Bank passed Communication “A” 7626 by means of which it established the process beneficiaries shall follow in order to access foreign currency regulated by Decree 277/22. On January 16, 2023, the Secretary of Energy published Resolution 13/2023 where it stated certain new formalities and procedures beneficiaries shall follow in order to adhere to the regimes established by the Decree.

Sustainability

Argentina has regulation regarding the protection of the environmental on a federal, provincial and municipal level, as well as in the Argentine Constitution.

For instance, Argentina applies the “polluter pays” principle and requires a mandatory approval of an environmental impact assessment for conducting risky activities. Moreover, legislation guarantees the right to access to environmental information, public participation in the environmental decision-making process, and access to justice in environmental matters. Environmental insurance is required, and reporting duties are also established. Argentina has approved several human rights international treaties and, in particular, related to the environment.

In addition, Argentina has passed several regulations on sustainability. For instance, a national administration procurement regime has been established by means of Decrees No. 1023/01 and No. 1030/16, which requires to consider sustainability in the decision-making process in the acquisition of services and goods by the public administration. Furthermore, recently issued Decree No. 31/2023 declares as a priority a national public policy for sustainable management of resources used by national public agencies. Those practices provide for the efficient management of the following: electric energy; water; natural gas; waste; public procurement; accessibility; sustainable mobility; and green areas and spaces.

Likewise, by means of its Resolution No. 635/2022 (as amended by its Resolution No. 668/2022) the Ministry of Transportation approved the National Sustainable Transportation Plan. Its main objective is to promote energy transition and efficiency in transportation to achieve sustainable mobility. Such plan contains a set of strategies and policies to be implemented by 2030, promoting the reduction of GHG emissions. Other sustainability regulations have been passed. Its impact on the oil & gas industry has yet to be assessed.

In addition, as a member of the UNFCCC and a Party to the Paris Agreement, Argentina has committed to submit its Nationally Determined Contributions (“NDCs”), which are basically the proposed climate actions. The emission limit committed by Argentina, according to the information that emerges from the updated NDCs in October 2021, is not to exceed the net emission of 349 million tons of carbon dioxide equivalent (MtCO2e) in the year 2030. This goal is applicable to all sectors of the economy.

The NDCs set forth that towards 2030, the Argentine Republic will carry out an energy transition, focusing its efforts on the promotion of energy efficiency, renewable energies, and the promotion of distributed generation, using natural gas as a transition fuel during this period.

In order to follow up on this commitment -which aim is to contribute to the standards set forth in the Paris Agreement- Argentina must draft and report to the UNFCCC the National Green House Gases Inventory (INGEI for its acronym in Spanish). In addition, by means of Resolution No. 363/2021 issued by the Ministry of Environment and Sustainable Development, Argentina has created the National Registry of Climate Change Mitigation Projects, where the existing mitigation projects are registered. The scope of such register has not been determined as of the date of this annual report; therefore, its application cannot yet be defined.

Guidelines for an Energy Transition Plan to 2030

On November 1, 2021, Resolution No. 1036/2021 of the SdE was published in the Official Gazette, which approved the Guidelines for an Energy Transition Plan to 2030. These guidelines list six economic policy objectives to characterize a productive structure that is (i) inclusive, (ii) dynamic, (iii) stable, (iv) federal, (v) sovereign and (vi) sustainable.

The document develops different energy scenarios and their impacts on the sector’s emissions forecast. Two electricity supply scenarios are also incorporated, as well as the investment requirements of each one. Both scenarios seek to mitigate the impact of emissions and propose the active implementation of residential and transportation energy efficiency policies.

The scenarios arise from the combination of demand and supply policies. From the point of view of demand, policies are proposed in two aspects: on the one hand, in the transportation sector, with a trend trajectory regarding the increase in the fleet and its motorization, including a penetration of electric vehicles and, on the other hand, an increase in the fleet using natural gas, such as CNG and LNG, depending on the mode of transportation.

On the electricity and natural gas demand side, two scenarios are presented, a trend scenario where existing efficiency policies are proposed, and on the other side, an improvement in efficiency in energy use in both gas and electricity demand.

In terms of supply, two possible scenarios are presented. The first implies higher oil and natural gas requirements with a 20% share of renewable energy generation in the electricity matrix by 2030. The second scenario assumes higher natural gas requirements and relatively lower oil requirements, together with a higher share of renewable energies in electricity generation, reaching 30%.

Mexico’s Oil and Gas Industry Overview

According to the US’ International Trade Administration, Mexico is the thirteenth largest producer of oil in the world and has the third largest proved oil reserves in Latin America, after Venezuela and Brazil. Mexico has significant hydrocarbon resources with estimated oil and gas proved developed and undeveloped reserves of 8.0 Bnboe and 3P reserves of 22.2 Bnboe, in each case as of January 1, 2022, according to the CNH. Multiple formations exist to develop productive fields.

Mexico’s Basins, Source: Wood Mackenzie.

The Mexican subsurface has multiple geological plays and provides sizeable opportunities across the risk spectrum, from onshore mature fields to large deep-water projects. While oil and gas reserves are strongly concentrated in Southeast Basin plays, prospective resources are spread across multiple plays across several basins, which could lead to more opportunities for oil and gas participants to access previously untapped reservoirs. Mexico’s total oil production has declined from 3.37 MMbbl/d in 2006 to 1.62 MMbbl/d as of the date of this annual report due to the decrease in production from the Cantarell field, according to the CNH. Nevertheless, during last three years oil production was generally stable, and opportunities exist for private operators and Pemex to increase production through the introduction of new technologies for the use and exploitation of fields more technically challenging resources from shallow and deep-water exploration, as well as secondary and tertiary recovery projects in onshore conventional fields and unconventional resource exploration.

Mexican Oil and Gas Reserves as of January 1, 2022 (Bnboe)
		Reserves
Geological Basin	Cumulative production	1P	3P
Southeast	46.5	6.0	13.9
Tampico Misantla	6.5	1.0	5.6
Burgos	2.4	0.1	0.4
Veracruz	0.8	0.7	2.0
Sabinas	0.1	0.0	0.0
Others*	0.0	0.0	0.1
Deepwater	0.0	0.1	0.2

Total Mexico	56.3	8.0	22.2

*	Includes Cinturón Plegado de Chiapas and Plataforma Burro-Picachos

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

The 2013 Energy Reform

In 2013, Mexico’s government proposed far-reaching constitutional reforms aimed at modernizing the energy industry and increasing access to the country’s oil and gas reserves, production capacity and overall supply infrastructure to aid in Mexico’s economic growth, increase fiscal revenues and strengthen the federal budget. Furthermore, and relying on the approved constitutional reforms, Mexican Congress passed secondary economic and technical legislation in August 2014, impacting energy related activities ranging from upstream to downstream activities and from resource exploitation to power generation.

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

The reforms granted the E&P sector more independence from Pemex. Prior to the reform, the Mexican Constitution stated that Pemex must carry out, by itself, all the activities of the country related to the oil and gas industry. With the energy reform, the figure of Exploration and Production Agreements (E&P Agreements) of hydrocarbons was incorporated into the Mexican Constitution. The E&P Agreements now allow private companies to participate in the national energy sector, including E&P activities as operators or non-operators, with the ability to report oil and gas reserves in their financial statements. Also, derived from the reform Pemex is allowed to partner with private companies to carry out various activities of the productive chain of the sector, giving Pemex access to much advanced capital, technology and know-how, as well as allowing it to become a more efficient state-owned productive enterprise.

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

As of the date of this annual report, the CNH has awarded and executed 109 contracts of exploration and production. Of those, 51 (46.78%) have been onshore, while approximately 31 (28.44%) have been in shallow waters and 27 (24.77%) have been in deep waters. In 2022, production reached a total aggregate amount of 176.1Mbbl/d of oil and 244.3 MMcf/d of natural gas.

To date, the Mexican government has successfully completed the first, second and third bidding rounds. One hundred and four blocks were awarded through nine different tenders, 38 in Round 1, 50 in Round 2, 16 in Round 3 and five Migrations. Many reputable international oil and gas companies have been awarded blocks in these rounds, including, among others, Total, Shell, ENI, Petronas, Ecopetrol, Repsol, Murphy, Ophir, Premier, Equinor (formerly Statoil), DEA, Lukoil, CNOOC, Pan American, Fieldwood and Talos. These represent the first E&P Agreements awarded in Mexico since 1938. Nonetheless, some of such companies (e.g., British Petroleum, Repsol and Equinor (formerly Statoil)) have recently announced or undertaken relinquishment procedures of E&P agreements arising from the lack of chance of geological success.

On December 11, 2018, the CNH cancelled the second and third bids for Round 3. This was because the SENER required the withdrawal of all the blocks that were going to be tendered in order to carry out a greater analysis of the prospects incorporated in the tenders. Further, during a press conference held on January 24, 2020, the head of SENER stated that hydrocarbon tender rounds and farm-outs are not currently a part of the Federal Government’s plans to increase oil production.

In October 2021, the government presented the Five-Year Plan for 2020-2024. This new plan is characterized by prioritization of investments in shallow waters and conventional onshore areas, excluding unconventional onshore areas and deep-water. Pursuant to the Five-Year Plan for 2020-2024, the Federal Government determined that the current administration will not undertake new bids to award contractual areas for exploration and production activities until the current contracts can demonstrate that profits have been obtained.

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

The first farm-out agreement for the Trion field was executed in March 2017 by Pemex and BHP Billiton. In March 2017, the CNH, began a tender process for the second production sharing agreement with Pemex in the shallow waters of the Ayín-Batsil fields in the Gulf of Mexico and, in September of the same year, the process for the farm-out in the deep-water gas Nobilis Maximino field initiated. The first tender was declared null and the other process was canceled in December. In October 2017, two partnership processes were finalized in the Cárdenas Mora (3P reserves: 93.19 MMboe) and Ogarrio (3P reserves: 53.97 MMboe) fields. The farm-outs were awarded to Cheiron Holding Limited and DEA Deutsche Erdoel AG, respectively.

In April 2018, CNH published the tender CNH-A6-7 Associations/2018, to partner with Pemex through a “farm-out” for the extraction of oil in a group of fields in the Mexican states of Veracruz, Tabasco and Chiapas; however, on June 13, 2019 CNH canceled such tender, due to the fact that all fields were withdrawn as consequence of Pemex’s forfeit of the migration processes that gave rise to the tender. During a press conference held on January 24, 2020, the head of SENER stated that hydrocarbon tender rounds and farm-outs are not currently a part of the Federal Government’s plans to increase oil production.

E&P Services Contract Migration

The energy reform also provides for Pemex to migrate existing oil and gas integrated E&P services contracts to production sharing agreements or licenses, as a means to continue boosting investment in the E&P sector. These contracts were signed by Pemex and private companies prior to the energy reform and were known as Contratos Integrales de Exploración y Producción and Contratos de Obra Pública Financiada contracts. With the regulatory regime in force, it is expected that these services contracts will migrate into E&P services contracts, transforming the relationship with Pemex from a service contractor into a joint venture. Pemex has identified a total of 22 service contracts which it plans to migrate in two separate blocks. The contract migration process began in 2015 and as of the date of this annual report five integrated E&P services contracts have been successfully migrated to production sharing agreements or licenses.

Oil and Gas Services Sector

Oil and Gas service companies are well established across the country, providing their services to onshore and offshore operations. All major international oil and gas service companies are present, with an increasing amount of small local providers available for certain activities at competitive costs.

Midstream and Downstream Infrastructure

There have been a number of investments in infrastructure development, which has included important investments in midstream and downstream facilities. For example, the progress made in the construction of the Dos Bocas refinery, still under development, and the purchase of the Deer Park refinery in Houston are part of a strategy to reduce all hydrocarbon imports, with the objective of leading to self-sufficiency in terms of refined products.

Oil and Gas Regulatory Framework in Mexico

Upstream and Downstream

On December 21, 2013, a decree amending several articles of the Mexican Constitution was enacted, by means of which Articles 25, 27, and 28 of the Mexican Constitution were amended leading to the opening of the oil, natural gas, and power sectors to private investment.

In August of 2014, the Mexican Congress passed secondary laws to implement the reforms. The reforms allow the Mexican government to grant contracts to private-sector entities in the upstream sector through public tenders. These amendments also allow private-sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons, including the processing, compression, liquefaction, regasification, transportation, distribution, marketing and retail of natural gas, the transportation, storage, distribution, marketing and retail of oil products, including NGL, and the transportation (through pipelines) and related storage of petrochemicals, including ethane.

The legislation enacted in 2014 includes the Mexican Hydrocarbons Law (Ley de Hidrocarburos), which preserves the concept of state ownership over hydrocarbons while located in the subsoil but allows private companies to take ownership over the hydrocarbons once they are extracted. The Mexican Hydrocarbons Law allows private-sector entities holding a permit granted by the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía, “CRE”) to store, transport, distribute, commercialize and carry out direct sales of hydrocarbons, as well as to own and operate pipelines and liquefaction, regasification, compression and de- compression stations or terminals, and related equipment in accordance with technical and other regulations. In addition, private-sector entities may import or export hydrocarbons subject to a permit from the SENER.

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

On May 4, 2021, the bill to reform and amend the Hydrocarbons Law (Ley de Hidrocarburos) was published on the Official Gazette (the “Hydrocarbons Law Reform”). In general terms, the Hydrocarbons Law Reform affects the permit regime originally set forth in the Hydrocarbons Law, by granting greater powers to the SENER and the CRE to grant, review and revoke the different permits contemplated in the Hydrocarbons Law. The main objectives of the Hydrocarbons Law Reform include, among others: (i) compliance with the public policy of minimum storage of petroleum products issued by the SENER; (ii) increasing the regulation of the revocation of existing permits; (iii) combating fuel theft (illegal bunkering); (iv) providing for the suspension of permits in the event of a national security issue; and (v) including new causes for the revocation of permits.

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

Additionally, on September 30, 2021, President Andrés Manuel López Obrador, introduced a constitutional bill to reform the energy sector in Mexico to the Chamber of Deputies, which entailed the amendment of Articles 25, 27 and 28 of the Mexican Constitution and its corresponding modification to the secondary laws, mainly the Electric Industry Law (Ley de la Industria Eléctrica) (the “Constitutional Energy Reform”) in order to intend for the Mexican State retaking control of the electricity sector through its state-owned productive company, CFE. However, in April 2022, it did not gather the sufficient votes to reach the qualified majority on the Chamber of Deputies to pass.

As a consequence, the energy sector, at a constitutional level, remains unchanged as it was approved during the 2013 Energy Reform.

On October 27, 2022, Agustín Díaz Lastra was appointed as the CNH’s new commissioner president for a seven-year term. Additionally, on March 23, 2023, Salvador Ortuño Arzate was appointed as a new CNH commissioner to fill the vacancy left by former CNH commissioner Alma América Porres Luna on December 31, 2022, at the end of her term as commissioner. The new CNH commissioner will serve a seven years tenure from March 2023 until December 2029.

Additionally, on February 28, 2023, the CRE published resolution A/004/2023 (the “Resolution”), whereby it reinstated, as of March 1, 2023, the procedures previously suspended by the CRE during the COVID-19 pandemic, in accordance with the following rules:

(i)	Pending proceedings filed prior to the entry into force of the COVID-19 pandemic mitigation measures will be processed according to the priority published on the official website of the SRA.;

(ii)	The procedures submitted after the entry into force of the Resolution will be processed according to the folio number granted by the CRE (only one application per month per person will be received);

(iii)	Folio numbers will be available five business days prior to the relevant month (except for March 2023, when folios will be available within the first five business days of that month).;

(iv)	The folio number will be assigned according to the following:

a.	50 per month in hydrocarbons matters;

b.	15 per month for electricity matters; and

c.	120 per month of pre-registrations.

(v)	The requests, applications or filings carried out before the CRE will be understood as carried out as of March 1, 2023;

(vi)	The number of monthly procedures received and to be processed may be increased once all the matters referred to above are attended to;

(vii)

CRE’s Executive Secretary may authorize additional days and hours that are necessary for its Governing Body to attend the matters they deem necessary in accordance with the priority order for pending procedures.

After its publication in the Federal Register (Diario Oficial de la Federación), the Resolution lifted the suspension of legal deadlines as of March 1, 2023. The Resolution intends to address the three-year delay and meet the needs of the regulated market. However, the Resolution fails to explain why the power sector is given such few monthly slots for new filings, compared to the other two sectors. With this Resolution, CRE expects to respond to all the pending procedures as a consequence of the implementation of COVID-19 pandemic mtitigation measures. As of the date of the Resolution, there were 9,963 pending procedures, of which 7,887 relate to hydrocarbons, 858 to power, and 1,218 to pre-registration.

Along these lines, the Mexican Judiciary has demonstrated its independence and adherence to the rule of law, by admitting more than five thousand injunctions to halt the entry into force of some of the most controversial measures adopted by the current Mexican Government and minimize the impact of the amendments of the Hydrocarbons Law Reform. However, recent events and enactments continue to generate criticism and uncertainty, according to various organizations and stakeholders in the industry.

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

Economic valuation criteria established by the CNH for proved reserves also follow the U.S. Securities and Exchange Commission’s definitions in Rule 4-10(a) of Regulation S-X which establishes that selling prices considered shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first day-of-the-month price for each month within such period.

Regulatory Entities

For midstream and downstream activities, including oil refining and natural gas processing, the Hydrocarbons Law establishes a permit regime that is granted by the SENER and the CRE, as applicable. The Hydrocarbons Law also sets forth the process by which entities may apply for these permits.

The SENER is responsible for developing the country’s upstream policy, including the determination of which areas will be made available through public bidding. They decide the bidding schedule and the contract models that are to apply. Additionally, they approve all non-fiscal terms of the contract. The Ministry of Finance (Secretaría de Hacienda y Crédito Público or “SHCP”) approves all fiscal terms that apply to the contracts. The Ministry of Finance also participates in audits.

The CNH conducts the bidding rounds that award contracts to oil companies and consortiums of companies. They interface with Pemex and private companies and manage all E&P contracts. Permits for the transportation, storage, distribution, compression, liquefaction, decompression, regasification, marketing, and sale of crude oil, oil products, and natural gas are granted by the CRE.

The National Agency for Industrial Safety and Environment Production is a new agency created by the energy reforms. This agency regulates all safety and environmental concerns. The National Natural Gas Control Center (“CENAGAS”) is another federal agency. It is responsible for managing the system for gas distribution and storage, a task that previously belonged to Pemex.

The Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica or “COFECE”) is an independent body of the Mexican government that has joint jurisdiction in the activities of natural gas, NGL, oil products and ethane concerning the prevention of, and enforcement against, monopolistic practices and economic concentrations. With the approval of COFECE, the CRE may issue new regulations to develop competitive markets in the hydrocarbons sector, which may include bundling restrictions, shareholder limitations, and caps in economic operators’ participation in marketing activities.

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

Building and operating natural gas, LNG, NGL, ethane and oil products storage facilities, pipelines and distribution systems require governmental permits and authorizations from federal, local and municipal authorities, such as the CRE, the COFECE, Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or “SEMARNAT”), the Safety, Energy and Environmental Agency (Agencia de Seguridad, Energía y Ambiente or “ASEA”) and the SENER, real estate rights-of-way, and other related authorizations. Permits issued by the CRE also impose a series of regulatory obligations and specific terms and conditions commonly referred to as “general terms and conditions” (Términos y Condiciones Generales).

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

However, on June 11, 2021, the Mexican Tax Administration Service (Servicio de Administración Tributaria SAT) published in the Federal Official Gazette the Seventh Resolution of Amendments to the General Rules of Foreign Trade for 2020 (Séptima Resolución de Modificaciones a las Reglas Generales de Comercio Exterior para 2020). In particular, the amendment to Rule 2.4.1. has generated uncertainty among investors in the sector. The amendment implies that only State-owned productive enterprises (Pemex or CFE) and their subsidiaries may obtain (i) the authorization to import or export hydrocarbons, fuels, petrochemicals, and other products from a place other than the authorized location or, (ii) the extension of such authorization. As a result, private investors may only import and export said products through customs, customs sections, international airports, authorized border crossings, ports, railway terminals that have customs services, and the other locations set forth in Article 9 of the Regulation of the Customs Law (Reglamento de la Ley Aduanera); while the State-owned companies will not be bound by such restrictions. This amendment, among other things, may (i) significantly restricts the private sector’s options to export from, and import petrochemicals and hydrocarbons to Mexico; and (ii) put at risk the continuity and execution of business plans and investment projects in the development of new supply chains and infrastructure in the energy sector.

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

Environmental liability may be attributed to an entity for conduct carried out by its representatives, managers, directors, employees, or officers who are directly involved in operations. The statute of limitations to claim environmental liability is 12 years from the date of the environmental damage. The law allows the interested parties to solve disputes by means of alternative dispute resolution mechanisms, provided that public interest or third-party rights are not affected.

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

The following table presents our selected financial data as of and for each of the years in the three-year period ended December 31, 2022. Our historical results for any prior period do not necessarily indicate results to be expected for any future period.

The selected consolidated statement of comprehensive income for the years ended December 31, 2022, 2021 and 2020 and the selected consolidated statement of financial position as of December 31, 2022 and 2021, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Audited Financial Statements included elsewhere in this annual report.

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

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	(in thousands of US$)
Revenue from contracts with customers	1,143,820	652,187	273,938

Cost of sales
Operating costs	(133,385)	(107,123)	(88,018)
Crude oil stock fluctuation	(500)	(905)	3,095
Depreciation, depletion and amortization	(234,862)	(191,313)	(147,674)
Royalties	(144,837)	(86,241)	(38,908)

Gross profit	630,236	266,605	2,433

Selling expenses	(59,904)	(42,748)	(24,023)
General and administrative expenses	(63,826)	(45,858)	(33,918)
Exploration expenses	(736)	(561)	(646)
Other operating income	26,698	23,285	5,573
Other operating expenses	(3,321)	(4,214)	(4,989)
Reversal (Impairment) of long- lived assets	—	14,044	(14,438)

Operating profit (loss)	529,147	210,553	(70,008)

Interest income	809	65	822
Interest expense	(28,886)	(50,660)	(47,923)
Other financial income (expense)	(67,556)	(7,194)	4,247

Financial income (expense), net	(95,633)	(57,789)	(42,854)

Profit (Loss) before income tax	433,514	152,764	(112,862)

Current income tax (expense)	(92,089)	(62,419)	(184)
Deferred income tax (expense) benefit	(71,890)	(39,695)	10,297

Income tax (expense) benefit	(163,979)	(102,114)	10,113

Profit (loss) for the year, net	269,535	50,650	(102,749)

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or (loss) in subsequent periods
(Loss) profit from actuarial remediation related to employee benefits	(4,181)	(4,513)	460
Deferred income tax benefit (expense)	1,463	2,048	(114)

Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes	(2,718)	(2,465)	346

Other comprehensive income for the year, net of income taxes	(2,718)	(2,465)	346

Total comprehensive profit (loss) for the year	266,817	48,185	(102,403)

Earnings (loss) per share
Basic (in U.S. Dollars per share):	3.068	0.574	(1.175)
Diluted (in U.S. Dollars per share):	2.755	0.543	(1.175)
Adjusted EBITDA(1)	764,540	380,107	95,607
Adjusted EBITDA Margin(2)	67%	58%	35%
Adjusted Net Income (3)	371,775	78,483	(115,106)
ROACE (4)	40%	17%	(5)%

(1)

We calculate Adjusted EBITDA as (loss)/profit for the year plus income tax expense, financial results, net, depreciation, depletion and amortization, transaction costs related to business combinations, restructuring and reorganization expenses, bargain purchase on business combination and gain from asset disposals and impairment (recovery) of long- lived assets. We present Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our core operations that facilitates period to period comparisons on a consistent basis. Our management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA is not a measure of liquidity or operating performance under IFRS and should not be construed as an alternative to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

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

(4)

We calculate ROACE as Adjusted EBITDA minus depreciation, depletion and amortization, divided by the sum of the average total debt and average total shareholders’ equity. For purposes of this definition, total debt is comprised of current borrowings, non-current borrowings, current lease liabilities and non-current lease liabilities.

The following table sets forth the reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, Adjusted Net Income and ROACE:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	(in thousands of US$)
Profit (loss) for the year, net	269,535	50,650	(102,749)
Income tax expense (benefit)	163,979	102,114	(10,113)
Financial results, net	95,633	57,789	42,854
Depreciation, depletion and amortization	234,862	191,313	147,674
Restructuring and reorganization expenses	531	2,284	4,886
Bargain purchase on business combination and gain from asset disposals.	—	(9,999)	(1,383)
Impairment (recovery) loss of long-lived assets	—	(14,044)	14,438
Adjusted EBITDA	764,540	380,107	95,607
Revenue from contracts with customers	1,143,820	652,187	273,938
Adjusted EBITDA Margin	67%	58%	35%

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	(in thousands of US$)
Profit / (loss) for the year, net	269,535	50,650	(102,749)
Adjustments:
(+) Deferred Income tax	71,890	39,695	(10,297)
(+) Changes in the fair value of Warrants	30,350	2,182	(16,498)
(+) Impairment (recovery) loss of long-lived assets	0	(14,044)	14,438
Adjustments to Net Income/Loss	102,240	27,833	(12,357)
Adjusted Net Income/Loss	371,775	78,483	(115,106)

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
	(in thousands of US$)
Current and non-current borrowings	549,332	610,973	539,786
Cash, bank balances and other short-term investments	244,385	315,013	202,947
Net Debt	304,947	295,960	336,839

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
	(in thousands of US$)
Adjusted EBITDA	764,540	380,107	95,607
Depreciation, depletion and amortization	234,862	191,313	147,674
Average current and non-current borrowings	580,153	575,380	495,600
Average current and non-current lease liabilities	28,134	25,378	20,224
Average total shareholders’ equity	704,660	537,193	556,421
ROACE	40%	17%	(5)%

Selected Consolidated Statement of Financial Position

	As of December 31, 2022	As of December 31, 2021
Assets
Noncurrent assets
Property, plant and equipment	1,606,339	1,223,982
Goodwill	28,288	28,416
Other intangible assets	6,792	3,878
Right-of-use assets	26,228	26,454
Investments in associates	6,443	2,977

Trade and other receivables	15,864	20,210
Deferred income tax assets	335	2,771

Total noncurrent assets	1,690,289	1,308,688

Current assets
Inventories	12,899	13,961
Trade and other receivables	90,406	46,096
Cash, bank balances and other short-term investments	244,385	315,013

Total current assets	347,690	375,070

Total assets	2,037,979	1,683,758

Equity and liabilities
Equity
Capital stock	517,873	586,706
Other equity instruments	32,144	—
Legal reserve	2,603	—
Share-based payments	40,744	31,601
Share repurchase reserve	49,465	—
Other accumulated comprehensive income (losses)	(8,694)	(5,976)
Accumulated profit (losses)	209,925	(47,072)

Total equity	844,060	565,259

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	243,411	175,420
Lease liabilities	20,644	19,408
Provisions	31,668	29,657
Borrowings	477,601	447,751
Warrants	—	2,544
Employee benefits	12,251	7,822
Trade and other payables	—	50,159

Total noncurrent liabilities	785,575	732,761

Current liabilities
Provisions	2,848	2,880
Lease liabilities	8,550	7,666
Borrowings	71,731	163,222
Salaries and payroll taxes	25,120	17,491
Income tax liability	58,770	44,625
Other taxes and royalties	20,312	11,372
Trade and other payables	221,013	138,482

Total current liabilities	408,344	385,738

Total liabilities	1,193,919	1,118,499

Total equity and liabilities	2,037,979	1,683,758

Dividends and Shares
Number of shares	88,406,480	88,629,879
Dividends declared	—	—
Dividends declared per-share	—	—

Source of Revenues

Vista is principally engaged in the oil and gas business in the E&P industry. Our oil and gas operations derive revenues mainly from the sale of crude oil, natural gas, and NGL. During the year ended December 31, 2022, oil sales contributed 93.4% of our total revenues, natural gas sales contributed 6.1% of our total revenues and NGL sales contributed 0.5% of our total revenues. During the year ended December 31, 2021, oil sales contributed 90.9% of our total revenues, natural gas sales contributed 8.3% of our total revenues and NGL sales contributed 0.7% of our total revenues. During the year ended December 31, 2020, oil sales contributed 86.4% of our total revenues, natural gas sales contributed 12.3% of our total revenues and NGL sales contributed 1.4% of our total revenues. During 2022 and 2021, most of our revenues were generated in Argentina. In 2020, all of our revenues were generated in Argentina.

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

Production Results and Other Operating Data

The following table sets forth summary unaudited information about the oil and natural gas historical production volumes and other relevant operating and financial data of the assets we own in Argentina and Mexico. For the year ended December 31, 2022, the historical production volumes and other relevant operating data included below was calculated at their respective working interest percentages, including 100% working interest in 25 de Mayo-Medanito, Jagüel de los Machos, Entre Lomas, Agua Amarga, Aguada Federal, Bandurria Norte, Bajada del Palo Oeste, Bajada del Palo Este and CS-01 concessions, 84.62% in Coirón Amargo Norte, 1.5% in Acambuco, and 90% in Águila Mora. Royalties payable to provinces have not been deducted from our net production amounts given that substantially all of our production is currently in Argentina and under Argentine law royalties constitute a production tax payable in cash (and do not give provinces a direct interest in such production to make lifting and sales arrangements independently). We account for royalties as cost of sales.

	Year ended December 31	Year ended December 31	Year ended December 31
	2022	2021	2020
Net production volumes(1):
Oil (MMbbl)	14.6	11.1	6.7
Natural Gas (Bncf)	16.5	16.4	15.8
NGL (MMboe)	0.2	0.2	0.2
Total (MMboe)	17.7	14.2	9.7
Average daily net production (boe/d)	48,560	38,845	26,594
Average realized sales price:
Oil (US$/bbl)	72.3	54.9	37.2
Natural Gas (US$/MMBtu)	4.0	3.2	2.0
NGL (US$/tn)	377	312	205
Average realized sales price (US$/boe)	63.7	46.0	28.1
Average unit costs (US$/boe)(2):
Operating expenses	7.5	7.6	9.0
Royalties(3)	8.2	6.1	4.0
Depreciation, depletion and amortization	13.3	13.5	15.2
Other data (in thousands of US$)
Operating expenses	133,385	107,123	88,018
Royalties(3)	144,837	86,241	38,908
Depreciation, depletion and amortization	234,862	191,313	147,674

(1)

Measured based on our working interest. There was no production due to others during the applicable periods. Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline.

(2)

We calculate average unit costs per boe by dividing operating expenses, royalties or depreciation, depletion and amortization for the relevant period, as applicable, by average daily net production multiplied by days in each period (366 days for 2020,365 days for 2021 and 365 days for 2022).

(3)

Measured based on our working interest. Royalties are applied to the total production of the concessions, and are calculated by applying the applicable royalty rate to the production, after discounting certain expenses in order to bring the value of the cubic meter of crude oil, natural gas and liquefied gas at a price from wellhead.

The following table highlights certain operating data through the end of the fourth quarter of 2022:

	2022
	Three-month period ended December 31,	Three-month period ended September 30,	Three-month period ended June 30,	Three-month period ended March 31,
Average Brent Oil Price (US$per bbl)(1)	88.6	97.7	112.0	97.9
Average Medanito Crude Oil Price (US$per bbl)(2)(3)	68.3	69.8	68.9	61.4
Average Natural Gas Price (US$per MMBtu)(3)	2.77	3.55	3.32	2.65
Net production volumes:
Oil (MMbbl)	4.2	3.9	3.4	3.2
Natural Gas (Bncf)	4.40	4.29	3.83	3.95
NGL (MMboe)	0.04	0.04	0.04	0.04
Total (Mboe)	5.0	4.7	4.1	4.0
Average realized sales price:
Oil (US$/bbl)	68.9	76.6	78.4	64.1
Natural Gas (US$/MMBtu)	4.5	4.4	3.9	3.0
NGL (US$/tn)	354	380	414	367
Lifting Cost (US$/boe)	7.2	7.5	7.8	7.8
Number of conventional wells drilled	—	2	—	—
Number of shale wells drilled	8	9	5	7
Revenue from contracts with customers	308,105	333,573	294,293	207,920

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy.
(4)	Source: Argentine Secretariat of Energy and US$/AR$ exchange rate according to Communication “A” 3500 of the BCRA.

Factors Affecting our Results of Operations

Our operations are affected by a number of factors, including:

(i)	the volume of crude oil, natural gas and liquid gas we produce and sell;

(ii)	the effects of the COVID-19 outbreak, and the measures adopted by the countries in which we operate as a result of the pandemic;

(iii)	pricing regulation, mainly related to gas;

(iv)	export administration by the Argentine and Mexican governments and domestic supply requirements;

(v)	international and domestic prices of crude oil and oil products;

(vi)	discount of our oil production to market prices;

(vii)	our capital expenditures and financing availability;

(viii)	cost increases;

(ix)	market demand for hydrocarbon products;

(x)	operational risks, labor strikes and other forms of public protest;

(xi)	taxes, including export taxes;

(xii)	regulation of capital flows;

(xiii)	exchange rates;

(xiv)	interest rates; and

(xv)	changes to demand for hydrocarbon products and related services as the result of COVID-19 pandemic related disruptions.

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

Our operations results would be adversely affected in the event that our oil and natural gas reserves and the capital expenditure return does not meet our expectations. In addition, we focus on several factors when analyzing new investment in our blocks or potential acquisitions. As a consequence, it is uncertain whether we will focus on the development of our current assets or make any acquisitions to increase our current production and reserves. Our business, results from operations and financial condition may be materially affected if we do not deploy the necessary capital expenditures to increase the reserves of our current blocks or increase our reserves through profitable acquisition opportunities.

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

The following table sets forth key economic indicators in Argentina during the periods indicated:

	2022		2021		2020		2019		2018	2017
Real GDP (% change)(3)	5.2	(1)	10.4	(1)	(9.9	)(2)	(2.0	)(2)	2.6	(2.1)
Nominal GDP (in millions of AR$)(3)	82,650,240	(1)	46,282,066	(1)	27,481,440	(2)	21,802,256	(2)	14,744,811	10,660,228
Consumer Price Index (CPI) variation (in %)	94.8		50.9		36.1		53.8		47.6	24.8
Nominal Exchange Rate (in AR$/US$ at period end)	177.1		102.8		84.1		59.9		37.8	18.8

(1)	Preliminary data.
(2)	Provisional data.
(3)	Source: INDEC. Preliminary and provisional data are shown as stated by INDEC.

For more information on these macroeconomic and political conditions, see “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments.”

Foreign Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. Dollars, expressed in nominal Argentine Pesos per Dollar (According to Communication “A” 3500 of the BCRA). See “Item 10—Additional Information—Exchange Controls.”

	Average(1)	End of Period
Year Ended December 31, 2017	16.6	18.8
Year Ended December 31, 2018	28.1	37.8
Year Ended December 31, 2019	49.5	59.9
Year Ended December 31, 2020	70.6	84,1
Year Ended December 31, 2021	95.2	102.8
Year Ended December 31, 2022	130.6	177.1
Month Ended September 31, 2022	143.6	147.3
Month Ended October 31, 2022	152.6	156.9
Month Ended November 30, 2022	162.1	167.2
Month Ended December 31, 2022	172.9	177.1
Month Ended January 31, 2023	182.2	186.8
Month Ended February 28, 2023	191.9	197.2
Month Ended March 31, 2023	203.1	209.0

(1)	Yearly data reflect average of month-end rates. Monthly data reflect average of day-end rates.

Sources: Data in accordance with foreign exchange rate set forth in Communication “A” 3,500 issued by the BCRA.

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Mexican Pesos per Dollar (price to settle obligations published by Banco de México).

	Average(1)	End of Period
Year Ended December 31, 2017	18.9	19.7
Year Ended December 31, 2018	19.2	19.7
Year Ended December 31, 2019	19.3	18.9
Year Ended December 31, 2020	21.5	19.9
Year Ended December 31, 2021	20.3	20.6
Year Ended December 31, 2022	20.1	19.4
Month Ended September 31, 2022	20.1	20.3
Month Ended October 31, 2022	20.0	19.8
Month Ended November 30, 2022	19.5	19.3
Month Ended December 31, 2022	19.6	19.4
Month Ended January 31, 2023	19.0	18.8
Month Ended February 28, 2023	18.6	18.4
Month Ended March 31, 2023	18.4	18.1

(1)	Reflects average of day-end rates.

Sources: Banco de México

Most of our sales are directly denominated in U.S. Dollars or indexed to the U.S. Dollar. We collect a significant portion of our revenues in Argentine Pesos pursuant to prices which are indexed to the U.S. Dollar, mainly revenues resulting from the sale of natural gas and crude oil, which sales are invoiced in U.S. dollars using the U.S. Dollar/Argentine Peso exchange rate as of the date of issuance of the invoice payable within a 30- to 65-day payment period. However, our invoices are subject to adjustment to the prevailing U.S. Dollar/Argentine Peso exchange rate in effect as of the date of payment. Any significant increase in the Argentine Peso price as a result of a decline in the Peso/Dollar exchange rate could lead to decreased sales volumes as a result of increases in the effective price in Argentine Pesos paid by our customers for natural gas and crude oil. We are exposed to the risk that purchasers of our natural gas and crude oil may be unable to pay amounts owed to us following a depreciation of the Argentine Peso.

Argentine Foreign Exchange Regulations

Since September 1, 2019, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables, and containing the impact of the variations of financial flows on the real economy, foreign exchange controls were reinstated in Argentina. See “Item 10—Additional Information—Exchange Controls.”

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

Seasonality

Although there is some historical seasonality to the prices that we are paid for our production, seasonality does not play a significant role in our ability to conduct our operations, including drilling and completion activities as planned in our budgets. For example, seasonal demand behavior during winter and autumn affects the prices that we receive for our production. However, the impact of such seasonality has historically not been material.

Warrants

Under IFRS, a contract to issue a variable number of common shares, such as warrants, should be classified as a financial liability and measured at fair value, with changes in fair value recognized in the consolidated statement of profit or loss and comprehensive income. On March 2, 2023, Vista concluded the process with the CNBV to update the registration of Vista’s warrants in the RNV. These warrants have been accounted for as a liability and are subject to adjustment of their fair market value at each reporting period. The determination of fair market value is subject to assumptions and estimates and changes to these assumptions and estimates could impact the valuation of the warrants, which could in turn have an effect on our consolidated statement of profit or loss and comprehensive income. On March 15, 2023, Vista exercised all outstanding warrants on a cashless basis resulting in the early termination of all outstanding warrants. Holders of the warrants received one series A share for every 31 warrants owned by each holder. Holders only received whole series A shares (not fractions). In addition, holders of warrants received a payment in Pesos for any fractions held by them. As of the date of this annual report, there are no outstanding warrants.

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

On December 29, 2017, the Argentine government enacted Law No. 27,430 which introduced several changes to the Argentine income tax regime as well as to other federal taxes. Pursuant to Law No. 27,430 the income tax rate for Argentine companies would be gradually reduced from 35% to 30% commencing on tax periods initiated after January 1, 2018 and through December 31, 2019, and to 25% commencing on tax periods initiated after January 1, 2020 (an additional income tax withholding on actual or presumed dividend distributions to Argentine resident individuals or to foreign resident shareholders was also enacted at a 7% and 13% rate, respectively, so that an aggregate 35% tax burden is completed). On December 23, 2019, the Solidarity Law was published in the Official Gazette, providing –among many other federal tax aspects, including the creation of the so-called “PAIS Tax”- the suspension of the application of the 25% corporate tax rate for one tax period. Pursuant to further clarifications unofficially made by the Argentine tax authorities, the 25% corporate tax rate (coupled with the 13% income tax withholding on actual or presumed dividend distributions of profits) would be applicable as of tax periods initiated after January 1, 2021. Through Law No. 27,630, the income tax rate applicable to Argentine companies is again modified, establishing a progressive tax rate system with a rate of 25% to 35% based on the accumulated net taxable income and a 7% withholding applicable to any distribution of dividends or profits made by such entities to individuals’ resident in Argentina and to beneficiaries abroad, regardless of the tax period in which such dividends or profits are made available to the shareholders. These amendments are applicable to tax periods beginning on or after January 1, 2021. Despite these changes, there are many transactions and calculations for which the ultimate tax determination is still uncertain. We recognize liabilities for potential tax claims based on estimates of whether additional taxes will be due in the future. For more information, see Note 2.4.14 to our Audited Financial Statements.

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

Oil and Gas Market Conditions

The oil and gas industry is cyclical and commodity prices are highly volatile. In March 2020, the Organization of Petroleum Exporting Countries (“OPEC”) and certain non-OPEC producers (referred to as OPEC+) met in Vienna, Austria, to discuss the prospect of extending or increasing oil production cuts, in light of a decrease in demand due to COVID-19. No consensus was reached among the 24 participating countries, effectively eliminating quotas and reduction targets as of April 1, 2020. After the events, Saudi Arabia, the world’s largest oil exporter, through its state-owned Company Saudi Aramco, decided to lower the OSP (Official Selling Price) of its Arab light crude by around US$8 per barrel, the largest monthly decrease in 20 years. Concurrently, it announced plans to increase production to at least 10 million barrels per day as of April. On March 8, 2020, Brent crude slid US$10.9/bbl (or 24.1%) to US$34.4/bbl in the worst decline in a single day since 1991. From March 16 to April 2, 2020, Brent price was below US$30/bbl, with a minimum price of US$22.72/bbl on March 30, 2020. Although, OPEC and OPEC+ agreed on a curtailment of 9.7 MMBbl/d on April 9, 2020, pushing Brent above the US$30/bbl mark, Brent dropped below US$20/bbl on April 21, 2020, as a result of the fall in crude oil demand generated by the COVID-19 pandemic. During the second half of 2020, Brent traded at an average price of US$44.3/bbl, resulting in an average price during 2020 of US$43.2/bbl.

During 2021, global economic recovery boosted the demand for crude oil. Oil demand increased to 99.4 MMbbl/d in 2022 from 97.1 in 2021, a 2% increase year-over-year. In addition, the countries grouped under OPEC agreed on production quotas to unwind the above-mentioned curtailment of 9.7 MMBbl/d. The average Brent oil price in 2021 was US$71.0/bbl. This trend continued into 2022, and global oil prices were back to pre-pandemic levels by early 2022. During the first quarter of 2022, Brent prices increased driven by the ongoing conflict involving Russia and Ukraine, which resulted in sanctions from several countries (including the U.S. and European Union countries) to Russia, leading to concerns regarding global energy supply as Russia was the third largest oil producer and largest oil exporter. This led to a peak in Brent prices of US$128.0/bbl on March 8, 2022. On March 31, 2022, the U.S. government announced a release of one MMbbl/d over the next six months from its Strategic Petroleum Reserve resulting in a decrease of Brent prices. Overall, Brent oil prices increased from US$77.8/bbl on December 31, 2021, to US$85.9/bbl on December 31, 2022, with an average of US$99.0/bbl for the year 2022, a 39% increase year-over-year.

In the first quarter of 2023, Brent prices receded driven by concerns over global economic growth and its impact on oil demand. Prices softened further as a result of the financial crisis that impacted Silicon Valley Bank, Credit Suisse, and Signature Bank, among other institutions. The average Brent oil price in the first quarter of 2023 was US$79.2/bbl.

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

The following table highlights the quarterly average price trends for crude oil and natural gas in U.S. Dollars for the periods presented:

	2022				2021	2020	2019	2018	2017	2016
	Q4	Q3	Q2	Q1
Average Brent Oil Price (per bbl)(1)	88.6	97.7	112.0	97.9	71.0	43.2	43.2	71.69	54.74	45.13
Average 25 de Mayo-Medanito Crude Oil Price (per bbl)(2)	68.3	69.8	68.9	61.4	53.1	40.64	54.0	64.98	56.52	63.40
Average Natural Gas Price (per MMBtu)(3)	2.77	3.55	3.32	2.65	2.89	2.29	3.35	4.42	3.76	3.21

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy.

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

During 2021, the demand for, and price of, crude oil and crude oil by-products surpassed pre-COVID-19 levels and most economies, including Argentina and Mexico, experienced GDP growth as mobility and closure restrictions were substantially eased towards the end of the year (mainly due to vaccination coverage). Having restarted drilling and completion activity in Q3 2020, we tied in 20 new wells in Bajada del Palo Oeste in 2021. This boosted our total production to 38.8 Mboe/d in 2021, an increase of 46% compared to 2020. Additionally, due to the recovery in oil and gas prices, our profit for the year, net was US$50.7 million, compared to a loss for the year, net of US$102.7 million in 2020, and our Adjusted EBITDA was US$380.1 million, an increase of 298% compared to 2020.

During 2021 we adapted the BCP, as the progress in vaccination provided coverage to our staff and the general population in Argentina and Mexico. We temporarily reverted to isolated cells for essential field operations during the peaks of the COVID-19 variants and carried out frequent antigen tests for rapid detection of positive cases. Since April 2021 we implemented a hybrid work scheme for office staff, with two separate cells at each location, to limit office attendance to 50% of the total capacity in our premises. This protocol allowed us to reconnect teams in live meetings, whilst minimizing risks at the office. The hybrid scheme was temporarily switched to 100% home-office as contagion rates increased during the propagation of the Omicron variant. The BCP was deactivated at the end of 2021.

During 2022, the demand and price of crude oil and its derivatives continued to increase. For example, in 2022, 28 new wells in Vaca Muerta, which brought our total production to 48.6 Mboe/d in 2022, a 25% increase over 2021. In addition, due to increased production and recovering oil and gas prices, our our profit for the year, net was US$269.5 million, compared to US$50.7 million in 2021 and adjusted EBITDA was US$764.5 million, an increase of 101% compared to 2021.

Results of Operations

The following discussion relates to certain financial and operating data for the years indicated. You should read this discussion in conjunction with our Audited Financial Statements and the accompanying notes thereto. We measure our performance by our Profit (loss) for the year, net for the period, gross profit and operating profit and use these metrics to make decisions about allocating resources and to evaluate our financial performance.

Year ended December 31, 2022 compared to year ended December 31, 2021

	Year ended December 31, 2022		Year ended December 31, 2021
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contract with customers	1,143,820	100%	652,187	100%
Cost of sales	(513,584)	(45)%	(385,582)	(59)%
Gross profit	630,236	55%	266,605	41%
Selling expenses	(59,904)	(5)%	(42,748)	(7)%
General and administrative expenses	(63,826)	(6)%	(45,858)	(7)%
Exploration expenses	(736)	(0)%	(561)	(0)%
Other operating income	26,698	2%	23,285	4%
Other operating expenses	(3,321)	(0)%	(4,214)	(1)%
Reversal (Impairment) of long- lived assets	0	0%	14,044	2%
Operating profit	529,147	46%	210,553	32%
Interest income	809	0%	65	0%
Interest expense	(28,886)	(3)%	(50,660)	(8)%
Other financial income (expense)	(67,556)	(6)%	(7,194)	(1)%
Financial income (expense), net	(95,633)	(8)%	(57,789)	(9)%
Profit before income tax	433,514	38%	152,764	23%
Current income tax (expense)	(92,089)	(8)%	(62,419)	(10)%
Deferred income tax (expense)	(71,890)	(6)%	(39,695)	(6)%
Income tax (expense)	(163,979)	(14)%	(102,114)	(16)%
Profit for the year	269,535	24%	50,650	8%
Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or (loss) in subsequent periods
(Loss) profit from actuarial remediation related to employee benefits	(4,181)	(0)%	(4,513)	(1)%
Deferred income tax benefit (expense)	1,463	0%	2,048	0%
Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes	(2,718)	(0)%	(2,465)	(0)%
Other comprehensive income for the year, net of income taxes	(2,718)	(0)%	(2,465)	(0)%
Total comprehensive profit for the year	266,817	23%	48,185	7%
Earnings per share
Basic (In US Dollars per share):	3.068	N/A	0.574	N/A
Diluted (In US Dollars per share):	2.755	N/A	0.543	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenues from crude oil sales	1,067,997	593,060
Revenues from natural gas sales	70,237	54,301
Revenues from NGL sales	5,586	4,826
Revenue from contracts with customers	1,143,820	652,187

Total revenue from contracts with customers increased to US$1,143.8 million during the year ended December 31, 2022, compared to US$625.2 million during the year ended December 31, 2021. Such increase was primarily driven by higher realized prices and higher production.

Revenues from crude oil increased to US$1,068.0 million during the year ended December 31, 2022, compared to US$593.1 million during the year ended December 31, 2021, which represented 93% and 91% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by an increase in realized crude oil price of 37% and an increase in production of 25 % year over year.

Total volume of crude oil sold increased to 14,764 Mbbl during the year ended December 31, 2022, compared to 10,777 Mbbl during the year ended December 31, 2021, as a result of a year during which we tied-in 28 shale wells, increasing the total number of shale wells on production to 68 at year-end.

Average realized crude oil sales prices increased to US$72.3/bbl during the year ended December 31, 2022, compared to US$54.9/bbl during the year ended December 31, 2021, an increase that was mainly driven by a higher Brent price, which increased 39% during 2022 compared to 2021, on average.

In 2022, 6,567 Mbbl of crude oil, or 44% of total crude oil volumes, were sold to export markets for a total revenue of US$559.6 million. In 2021, 3,054 Mbbl of crude oil, or 28% of total crude oil volumes, were sold to export markets for a total revenue of US$182.2 million.

Revenues from natural gas increased to US$70.2 million during the year ended December 31, 2022, compared to US$54.3 million during the year ended December 31, 2021, which represented 6% and 8% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by an increase in the realized natural gas price, which increased 25% during 2022 compared to 2021.

Total volume of natural gas sold increased to 3,012 Mboe during the year ended December 31, 2022, compared to 2,911 Mboe during the year ended December 31, 2021. This increase was primarily driven by higher gas production.

The average realized natural gas sales prices was US$4.0/MMBtu during the year ended December 31, 2022, a 25% increase compared to US$3.2/MMBtu during the year ended December 31, 2020. Such increase was mainly driven by sales to industrial customers at US$3.7/MMBtu and exports to Chile at US$8.0/MMBtu.

Revenues from NGL increased to US$5.6 million during the year ended December 31, 2022, compared to US$4.8 million during the year ended December 31, 2021, which represented 1% of our total revenue from contracts with customers.

During the year ended December 31, 2022, 99% of our revenue was generated by our oil and gas properties in Argentina, as well as during the year ended December 31, 2021.

Cost of Sales

	For the year ended December 31, 2022	For the year ended December 31, 2021
	(in thousands of US$)
Operation costs	(133,385)	(107,123)
Crude oil stock fluctuation	(500)	(905)
Depreciation, depletion and amortization	(234,862)	(191,313)
Royalties	(144,837)	(86,241)
Cost of sales	513,584	(385,582)

Cost of sales increased to US$513.6 million during the year ended December 31, 2022, compared to US$385.6 million during the year ended December 31, 2021. Total cost of sales included operating expenses, fluctuations in the inventory of crude oil, depreciation, depletion and amortization and royalties. This increase was primarily driven by the increase in total production.

Operating expenses increased to US$133.4 million during the year ended December 31, 2022, compared to US$107.1 during the year ended December 31, 2021, which represented 26% and 28% of our total cost of sales, respectively. This increase was primarily driven by a 25% increase in total production year over year.

Operating expenses per produced barrel decreased to 7.5 US$/boe during the year ended December 31, 2022, from 7.6 US$/boe during the year ended December 31, 2021. This decrease was mainly driven by the fact that incremental production at Vaca Muerta has a lower marginal cost, and therefore dilutes the Company’s cost base.

The fluctuation in crude oil inventories decreased to $0.5 million during the year ended December 31, 2022, compared to $0.9 million during the year ended December 31, 2021. This was primarily due to the decrease in crude oil stock at the end of the period due to higher sales volumes during the period.

Depreciation, depletion and amortization increased to US$234.9 million during the year ended December 31, 2022, compared to US$191.3 million during the year ended December 31, 2021, which represented 46% and 50% of our total cost of sales, respectively. This increasewas primarily driven by higher capital expenditures and total production in 2022 compared to 2021.

Royalties increased to US$144.8 million during the year ended December 31, 2022, compared to US$86.2 million during the year ended December 31, 2021, which represented 28% and 22% of our total cost of sales, respectively. This increase was primarily driven by the abovementioned increase in total production, realized oil price and realized natural gas price.

Gross Profit

Gross profit increased to US$630.2 million during the year ended December 31, 2022, compared to US$266.6 million, which represented 55% and 41% of our total revenue from contracts with customers, respectively.

Selling Expenses

Selling expenses increased to US$59.9 million during the year ended December 31, 2022, compared to US$42.7 million during the year ended December 31, 2021, which represented 5% and 7% of our total revenue from contracts with customers, respectively. This increase was primarily driven by an increase of 47% in Transport, 19% in Taxes, rates and contributions 58% in Tax on bank account transactions, in all cases during 2022 compared to 2021.

General and Administrative Expenses

General and administrative expenses increased to US$63.8 million during the year ended December 31, 2022, compared to US$45.9 million during the year ended December 31, 2021, which represented 6% and 7% of our total revenue from contracts with customers, respectively. This increase was primarily driven by an increase in Salaries and payroll taxes of 34%, Share-based payments of 56% and Fees and compensation for services of 33%, in all cases during 2022 compared to 2021.

Exploration Expenses

Exploration expenses increased to US$0.7 million during the year ended December 31, 2022, compared to US$0.5 million during the year ended December 31, 2021, as a result of driven by geological studies.

Other Operating Income

Other operating income increased to US$26.7 million during the year ended December 31, 2022, compared to US$23.3 million during the year ended December 31, 2021. This increase was mainly due to a 101% increase in the Gain on the farm out agreement with Trafigura and a 100% increase in other services charges, in both cases during 2022 compared to 2021. These were partially compensated by no Gain from assets disposal during 2022 compared to US$9,999 in 2021.

Other Operating Expenses

Other operating expenses decreased to US$3.3 million during the year ended December 31, 2022 compared to US$4.2 million during the year ended December 31, 2021. This decrease was primarily due to a 77% reduction in restructuring and reorganization costs and a 42% reduction in the provision for contingencies, both during 2022 compared to 2021. This was partially offset by a 107% increase in the provision for environmental measures in 2022 compared to 2021.

Operating Profit

Operating profit increased to of US$529.1 million during the year ended December 31, 2022, compared to US$210.6 million during the year ended December 31, 2021, which represented 46% and 32% of our total revenue from contracts with customers, respectively.

Interest Income

Interest income increased to US$0.8 million during the year ended December 31, 2022, compared to US$0.1 million during the year ended December 31, 2021.

Interest Expense

As of December 31, 2022, the interest expense decreased to US$28.9 million from US$50.7 million for the year ended December 31, 2021. This decrease was primarily due to a reduction in outstanding debt and new issuances at a lower interest rate.

Other Financial Results

Other financial results totaled a loss of US$67.6 million for the year ended December 31, 2022 compared to a loss of US$7.2 million for the year ended December 31, 2021. This change was primarily due to a 1,291% increase in changes in the fair value of warrants and a 176% increase in revaluations of loans originated by financial liabilities incurred in Argentina adjusted by the reference stabilization ratio (“UVA” for its acronym in Spanish).

Profit Before Income Taxes

Profit before income taxes totaled a loss of US$433.5 million during the year ended December 31, 2022, compared to a gain of US$152.8 million during the year ended December 31, 2021.

Income Tax expense

Our income tax expenses totaled a loss of US$164.0 million during the year ended December 31, 2022, compared to a loss of US$102.1 million during the year ended December 31, 2021. This change was primarily driven by a net effect of (i) an increase in current income tax expenses from US$62.4 million to US$92.1 million compared to the year ended December 31, 2021, which was mainly driven by the higher pre-tax income from Vista Argentina, our main subsidiary, and (ii) an increase in deferred income tax expense of US$71.9 million in 2022, compared to US$39.7 million in 2021, mainly driven by the deferred tax inflation adjustment from our main subsidiary Vista Argentina.

Profit for the year, net

During the year ended December 31, 2022, the profit for the year, net totaled US$269.5 million, compared to US$50.7 million during year ended December 31, 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

	For the year ended December 31, 2021		For the year ended December 31, 2020
	(in thousands of US$except per share data)	(% of revenues)	(in thousands of US$except per share data)	(% of revenues)
Revenue from contract with customers	652,187	100%	273,938	100%
Cost of sales	(385,582)	(59)%	(271.505)	(99%)
Gross profit	266,605	41%	2,433	1%
Selling expenses	(42,748)	(7)%	(24,023)	(9%)
General and administrative expenses	(45,858)	(7)%	(33,918)	(12%)
Exploration expenses	(561)	(0)%	(646)	(0%)
Other operating income	23,285	4%	5,573	2%
Other operating expenses	(4,214)	(1)%	(4,989)	(2%)
Impairment of long-lived assets	14,044	2%	(14,438)	(5%)
Operating profit	210,553	32%	(70,008)	(26%)
Interest income	65	0%	822	0%
Interest expense	(50,660)	(8)%	(47,923)	(17%)
Other financial results	(7,194)	(1)%	4,247	2%
Financial results, net	(57,789)	(9)%	(42,854)	(16%)
(Loss) before income tax	152,764	23%	(112,862)	(41%)
Current income tax (expense)	(62,419)	(10)%	(184)	(0%)
Deferred income tax (expense) / benefit	(39,695)	(6)%	10,297	4%
Income tax benefit / (expense)	(102,114)	(16)%	10,113	4%
Net loss for the year	50,650	8%	(102,749)	(38%)
Other comprehensive income
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
Remeasurements profit / (loss) related to defined benefits plans	(4,513)	(1)%	460	0%
Deferred income tax (expense) / benefit	2,048	0%	(114)	(0%)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods	(2,465)	(0)%	346	0%
Other comprehensive income (loss) for the year, net of tax	(2,465)	(0)%	346	0%
Total comprehensive (loss) for the year	48,185	7%	(102,403)	(37%)
Loss per share attributable to equity holders of the parent
Basic and Diluted (In U.S. Dollars per share):	0.574	N/A	(1.175)	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenues from crude oil	593,060	236,596
Revenues from natural gas	54,301	33,575
Revenues from NGL	4,826	3,767
Revenues from contracts with customers	652,187	273,938

Total revenue from contracts with customers increased to US$652.2 million during the year ended December 31, 2021, compared to US$273.9 during the year ended December 31, 2020. Such increase was primarily driven by higher realized prices and higher production.

Revenues from crude oil increased to US$593.1 million during the year ended December 31, 2021, compared to US$236.6 million during the year ended December 31, 2020, which represented 91% and 86% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by an increase in realized crude oil price of 48% and an increase in production of 46 % year over year.

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

Operating expenses per produced barrel decreased to 7.6 US$/boe during the year ended December 31, 2021, from 9.0 US$/boe during the year ended December 31, 2020. This decrease was mainly driven by the fact that incremental production at Bajada del Palo Oeste has a lower marginal cost, and therefore dilutes the Company’s cost base.

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

General and Administrative Expenses

General and administrative expenses increased to US$45.9 million during the year ended December 31, 2021, compared to US$33.9 million during the year ended December 31, 2020, which represented 7% and 12% of our total revenue from contracts with customers, respectively. This increase was primarily driven by an increase in salaries and social security charges of 59%, employees benefit of 65% and institutional promotion and advertising of 84%, in all cases during 2021 compared to 2020.

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

Interest Income

Interest income decreased to US$0.1 million during the year ended December 31, 2021, compared to US$0.8 million during the year ended December 31, 2020. This decrease was primarily driven by a reduction on investment recognized at amortized cost.

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

As of the date of this annual report, there are no outstanding warrants as a result of the automatic exercise of all outstanding warrants on a cashless basis. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

Concurrently with our initial global offering, Vista Sponsor Holdings, L.P. and the Executive Team purchased a total of 29,680,000 warrants exercisable for series A shares in a private placement (the “Sponsor Warrants”), generating gross proceeds to us of US$14,840,000. The Sponsor Warrants were identical to and fungible with the Warrants. As of the date of this annual report, there are no outstanding Sponsor Warrants as a result of the automatic exercise of all outstanding warrants on a cashless basis. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

On August 15, 2017, we also executed a forward purchase agreement (the “FPA”) pursuant to which RVCP agreed to purchase a total of up to 5,000,000 series A shares (the “FPA Shares”) and up to 5,000,000 warrants (“FPA Warrants”) for a total purchase price of US$50 million (or US$10 per unit). As of the date of this annual report, there are no outstanding FPA Warrants as a result of the automatic exercise of all outstanding warrants on a cashless basis. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

Further, on September 12, 2018, we entered executed a subscription agreement with Kensington, RVCP’s sole limited partner, for the subscription of the FPA Shares and the FPA Warrants that could be purchase by RVCP, or its permitted transferees, pursuant to the FPA. On February 12, 2019, we completed the sale of the FPA Shares and the FPA Warrants to Kensington for an amount of US$50.0 million pursuant to the FPA and, additionally, 500,000 series A shares for an amount of US$5.0 million pursuant to certain subscription commitment among Vista and Kensington. The FPA Warrants were subject to the same terms as the Sponsor Warrants. As of the date of this annual report, there are no outstanding FPA Warrants as a result of the automatic exercise of all outstanding warrants on a cashless basis. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

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

As of the date of this annual report, 3,215,454 Shares became outstanding as the Warrants in their original terms have been exercised in full. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

We believe that our working capital is sufficient for our present requirements.

Indebtedness

As of December 31, 2022, we had total outstanding indebtedness of US$549.3 million.

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

On July 17, 2020, we, Vista Argentina, Vista Holding I and Vista Holding II entered into a syndicated loan agreement governed by Argentine law with Banco de Galicia y Buenos Aires S.A.U., Banco Santander Rio S.A., La Sucursal de Citibank, N.A. establecida en la República Argentina and Banco Itaú Argentina S.A., as lenders, and Banco de Galicia y Buenos Aires S.A.U, as administrative agent (the “Peso Loan”). On July 20, 2020, the first tranche was disbursed in the amount of AR$968,085,000. The second disbursement under this Peso Loan was made on January 20, 2021 in the amount of AR$2,331,720,000. The loans disbursed on the first disbursement date are to be repaid in a single installment on January 20, 2022, while the loans disbursed on the second disbursement date are to be repaid on July 20, 2022 and the loans disbursed on the second disbursement date are to be repaid on January 20, 2023. Vista Energy, S.A.B. de C.V., Vista Holding I, and Vista Holding II granted a guarantee governed by Mexican law to guarantee the obligations of Vista Argentina. On March 12, 2021, the first two tranches were prepaid in the amount of AR$968,085,000 and AR$2,331,720,000, respectively. On January 19, 2021, the parties to this Peso Loan agreed to amend certain definitions and financial commitments, while incorporating an additional tranche for the equivalent amount in Argentine Pesos of US$38,250,000, which disbursement is scheduled for July 20, 2021.

On January 19, 2021, we, Vista Argentina, Vista Holding I and Vista Holding II entered into a further amendment to the Credit Agreement (the “Amended and Restated Credit Agreement”) with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Amended and Restated Credit Agreement amends, among others, certain provisions that allow us and the rest of the borrowers’ refinance indebtedness following certain restrictions imposed by Communication “A” 7123 of the BCRA and covenant provisions permitting capitalization of subsidiaries (including Aluvional Logistica S.A.).

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

On April 5, 2022, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a further amendment (the “Amendment No. 4 to Amended and Restated Credit Agreement”) to the Amended and Restated Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Amendment No. 4 to Amended and Restated Credit Agreement provides for a waiver and amendments relating to certain provisions on the use of permitted investments.

On June 17, 2022, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a further amendment (the “Amendment No. 5 to Amended and Restated Credit Agreement”) to the Amended and Restated Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Amendment No. 5 to Amended and Restated Credit Agreement provides for amendments to certain provisions on the use of permitted liens and waives certain provisions about the repayment on pro rata basis.

On December 2, 2022, Vista Argentina, we, Vista Holding I and Vista Holding II entered into a waiver (the “Waiver to Amended and Restated Credit Agreement”) to the Amended and Restated Credit Agreement with the Lenders and with Itaú Unibanco S.A., Nassau Branch, as administrative agent. The Waiver to Amended and Restated Credit Agreement waives certain provisions about the repayment on pro rata basis.

On December 21, 2022, we, as guarantors, Vista Energy Holding II, S.A. de C.V., as borrower and Elevate Export Finance Corp., as lender, entered into a loan agreement (the “Elevate Loan Agreement”) for the amount of approximately US$9.3 million. The Elevate Loan Agreement provides for semi-annual amortization payments equal to one tenth of the total amount of the loan disbursed and maturing 54 months after the first principal payment.

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

On February 2020, Vista Argentina issued a 48-month bullet bond for US$50 million at a flat interest rate of 3.50% per annum (“Series III Bonds”), which on November 10, 2022 was partially exchanged for a 36-month bullet bond at a flat interest rate of 6.25% per annum amounting to US$40.51 million (“Series XIV Bonds”). The outstanding US$9.49 million of Series III Bond will be repaid according to the original terms and conditions.

On August 7, 2020, Vista Argentina issued notes for a nominal amount of US$20 million, at a fixed annual nominal interest rate of 0%, the principal amount of which will be fully amortized in a single installment on the maturity date, on August 7, 2023 (“Series V Bonds”).

On December 4, 2020, Vista Argentina issued additional US$10 million notes of Series V Bond, and issued notes for a nominal amount of US$10 million, at a fixed annual nominal interest rate of 3.25%, whose principal will be fully amortized, in a single installment, on the maturity date, on December 4, 2024 (“Series VI Bond”). On December 6, 2022, Series V Bonds were partially exchanged for a 42-month bullet bond at a flat interest rate of 0% amounting to US$26.5 million (“Series XVI Bonds”). The outstanding US$3,4 million of Series V Bonds were prepaid on December 16, 2022.

On March 10, 2021, Vista Argentina issued notes for a nominal amount of US$42.3 million, at a fixed annual nominal interest rate of 4.25%, whose principal will be fully amortized in a single installment on the maturity date, on March 10, 2024 (“Series VII Bonds”); and also issued notes for a nominal amount of 9,323,430 UVA (acquisitive value units), at a fixed annual nominal interest rate of 2.73%, whose principal will be fully amortized in a single installment on the maturity date, on September 10, 2024 (“Series VIII Bonds”). On March 26, 2021, Vista Argentina issued additional notes of Series VIII Bonds for a nominal amount of 33.966.570 UVA.

On June 18, 2021, Vista Argentina issued notes for a nominal amount of US$38,8 million, at a fixed annual nominal interest rate of 4%, whose principal will be fully amortized in a single installment on the maturity date, on June 18, 2023 (“Series IX Bonds”); and also issued notes for a nominal amount of 39,093,997 UVA, at a fixed annual nominal interest rate of 4%, whose principal will be fully amortized in a single installment on the maturity date, on March 18, 2025 (“Series X Bonds”). On December 6, 2022, Series IX Bonds partially exchanged for additional Series XVI Bonds amounting to US$34.4 million. The outstanding US$4.4 million were prepaid on December 19, 2022.

On August 27, 2021, Vista Argentina issued notes for a nominal amount of US$9.2 million, at a fixed annual nominal interest rate of 3.48%, whose principal will be fully amortized in a single installment on the maturity date, on August 27, 2025 (“Series XI Bonds”); and also issued notes for a nominal amount of US$100.8 million, at a fixed annual nominal interest rate of 5.85%, whose principal will be amortized in fifteen semi-annual installments from August 27, 2024 until maturity date, on August 27, 2031 (“Series XII Bonds”).

On June 16, 2022, Vista Argentina issued notes for a nominal amount of US$43.5 million at a fixed annual nominal interest rate of 6%, whose principal will be fully amortized in a single installment on the maturity date, on August 8, 2024 (“Series XIII Bonds”).

On December 6, 2022, Vista Argentina issued a notes for a nominal amount of US$13.5 million at a fixed annual nominal interest rate of 4%, whose principal will be fully amortized in a single installment on the maturity date, on January 20, 2025 (“Series XV Bonds”), and also issued notes for a nominal amount of US$39 million at a fixed annual nominal interest rate of 0% whose principal will be fully amortized in a single installment on the maturity date, on December 6, 2026 (“Series XVII Bonds”).

On March 3, 2023, Vista Argentina issued notes for a nominal amount of US$118.5 million at a fixed annual nominal interest rate of 0%, whose principal will be fully amortized in a single installment on the maturity date, on March 3, 2027 (“Series XVIII Bonds”), and also issued notes for a nominal amount of US$16.5 million at a fixed annual nominal interest rate of 1% whose principal will be fully amortized in a single installment on the maturity date, on March 3, 2028 (“Series XIX Bonds”).

On September 16, 2021, Vista Argentina and Vista Energy, S.A.B. de C.V., as borrowers, entered into a loan agreement with ConocoPhillips, as lender, whereby the lender offered the borrowers a five-year line of credit of up to US$25 million. On January 13, 2022, Vista Argentina requested a loan disbursement in an amount equal to US$25 million under this line of credit.

As of the date of this annual report, we are not in arrears in the payment of principal and interest, as applicable, on the aforementioned loans.

Other contractual obligations

As of December 31, 2022, the Company also have other commitments and contractual obligations as follows:

	Payments due by period
	Total	Short Term (Less than one year)	Long Term (More than one year)
	(in thousands of US$)
Employee Benefit Plan	14.786	1.562	13.224
Lease Agreements	124.294	36.297	87.997

Total	139.081	37.860	101.221

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

During the year ended December 31, 2022, we made total capital expenditures of US$540.0 million. During the year ended December 31, 2021, we made total capital expenditures of US$324.1 million. During the year ended December 31, 2020, we made total capital expenditures of US$225.9 million.

As part of the terms and conditions governing the concession agreements relating to our oil and gas properties in Argentina, we are committed to making capital investments for drilling and completing wells, performing well workovers and investing in facilities. We have estimated the amount of capital expenditures required to comply with our commitments under such concessions based on the historical costs of drilling and completing wells, performing well workovers and investing in facilities. According to our best estimates, our remaining investment commitments, as of the date of this annual report, are as follows:

(i)	In Aguila Mora, to complete the construction of the production facilities and connect the two wells drilled and completed by the Company;

(ii)	In Bajada del Palo Este, to drill and complete one well;

(iii)	In Entre Lomas, 25 de Mayo-Medanito and Jagüel de los Machos, drill and complete three development wells, one extensión well, execute 19 workovers and abandon 21 wellls.

Capital expenditures related to these commitments amount to an estimated US$39 million. For more information on these investment commitments, see Note 29 to our Audited Financial Statements.

We have also committed to make certain capital investments in our block in Mexico. We have estimated that we will be required to make capital expenditures at our working interest for an estimated amount of US$18.1 million. Capital commitments in the Mexican blocks should be completed in 24 months since the approval of each of the exploration periods by CNH. The CS-01 additional exploration period was approved by CNH to start on October 5, 2021. We may elect to defer in part the capital investments in Mexico that we had originally scheduled for 2022, depending on the timing of the approval of plans and permits. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—We are exposed to contractions in demand of crude oil and natural gas and contractions in demand of any of their by-products.”

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Cash flows provided by (used in)
Operating activities	689,771	401,393	93,779
Investing activities	(582,712)	(295,456)	(156,099)
Financing activities	(143,201)	6,525	30,892
Net increase (decrease) in cash and cash equivalents	(36,142)	112,462	(31,428)

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

Cash Flows Provided by Operating Activities

For the year ended December 31, 2022, net cash generated by operating activities was US$689.8 million. This was mainly due to an increase in revenues for 2022 of US$1,143.8 million, compared to US$652.3 million in 2021, primarily driven by higher production and realized prices.

For the year ended December 31, 2021, net cash generated by operating activities was US$401.4 million. This was mainly due to an increase in revenues for 2021 of US$652.3 million, compared to US$273.9 million in 2020, primarily driven by higher production and realized prices

For the year ended December 31, 2020, net cash generated by operating activities was US$93.8 million, mainly due to loss for the period of US$102.7 million adjusted for non-cash items (mainly relating to depreciation charges, net exchange differences, share-based payment expense, interest expense, impairment of long-lived assets, changes in the fair value of warrants and accrued income tax) and a US$2.4 million inflow of accounts payable and other payables, which was partially offset by an outflow of income tax paid of US$4.7 million.

Cash Flows Used in Investing Activities

For the year ended December 31, 2022, net cash used in investing activities was US$582.7 million, mainly due to payments of US$479.4 million for the acquisition of property, plant and equipment, and the payment of US$115.0 for the acquisition of assets of AFBN. The cash flow used in investing activities was mainly spent in the development of Vaca Muerta in Bajada del Palo Oeste and Aguada Federal.

For the year ended December 31, 2021, net cash used in investing activities was US$295.5 million, mainly due to payments of US$321.3 million for the acquisition of property, plant and equipment, partially offset by US$24.2 million from payments received from assets disposal and payments received from the joint venture agreement. The cash flow used in investing activities was mainly spent in the development of Vaca Muerta in Bajada del Palo Oeste.

For the year ended December 31, 2020, net cash used in investing activities was US$156.1 million, mainly due to payments for acquisition of property, plant and equipment for US$153.3 million. The cash flow used in Investing Activities was mainly spent in the development of Vaca Muerta in Bajada del Palo Oeste.

Cash Flows Provided by (used in) Financing Activities

During the year ended December 31, 2022, cash used in financing activities was US$143.2 million. This was primarily generated by loan principal repayments of US$195.1 million, which was partially offset by a new loans for US$128.8 million.

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

Treasury Policies

Our internal policies relating to the company’s treasury include that the board of directors is responsible for determining our financial strategy, comprising dividend policy, investment of our resources, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, share repurchases, derivative strategies, asset purchases and leases, and the company’s indebtedness, among others, subject in any case (where applicable) to the approval of our shareholders when required by law or in accordance with our by-laws.

ITEM 5C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES, ETC.

Non applicable.

ITEM 5D. TREND INFORMATION

See “Item 4—Information on the Company—Industry and Regulatory Overview.”

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

Name	Position	Independent*	Age	Appointed	Term Expires on
Miguel Galuccio	Chairman	No	55	2017	No expiration date
Susan L. Segal	Director	Yes	70	2017	No expiration date
Mauricio Doehner Cobian	Director	Yes	48	2017	No expiration date
Pierre-Jean Sivignon	Director	Yes	66	2018	No expiration date
Gerard Martellozo	Director	Yes	67	2022	No expiration date
Germán Losada	Director	Yes	38	2022	No expiration date

*	Independent under NYSE standards, applicable SEC rules and the CNBV Rules.

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

Susan L. Segal serves as an independent member of our Board of Directors. Ms. Segal was appointed President and CEO of Americas Society / Council of the Americas in 2003, after working in the private sector in Latin America and other emerging markets for more than 30 years. Prior to her current appointment, she was a Partner at Chase Capital Partners / JPMorgan Partners with a focus on private equity in Latin America and pioneering venture capital investments in the region. During her career as a banker, she focused on investment banking, founding a trading unit for emerging market bonds and, was actively involved in the Latin American debt crisis in the 1980s and 1990s, serving as President of the Board for the Advisory Committees of Chile and the Philippines. Ms. Segal is a member of the Board of Americas Society / Council of the Americas, the Tinker Foundation, Scotiabank (retiring in April 2023), Mercado Libre and Ribbit Leap Ltd., as well as Chairman of the Board of Scotiabank USA, a wholly-owned private subsidiary of ScotiaBank. She is also a member of the Council on Foreign Relations. Ms. Segal graduated from Sarah Lawrence University and received a master’s degree in business administration from Columbia University in the United States. In 1999, she was awarded the Orden Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, Colombia honored her with the Orden de San Carlos and in 2022 the Orden of Bocayá. In 2012, Mexico bestowed on her the Orden Mexicana del Águila Azteca. In 2013, the North American-Chilean Chamber of Commerce recognized her as the Honorary Chilean of the Year. In 2018, Susan was awarded Peru’s Order of “Merit for Distinguished Services” in the rank of Grand Official.

Mauricio Doehner Cobian serves as an independent member of our Board of Directors. Mr. Doehner is Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact at CEMEX and is a member of its Executive Committee, reporting directly to the CEO. Mr. Doehner began work with CEMEX in 1996 and has held various executive positions in areas such as Strategic Planning, Institutional Relations and Communications and Business Risk Management for Europe, Asia, Middle East, South America, and Mexico. While acting in such capacities, he has led interactions and collaboration with several governments worldwide, as well as engaging in evaluation of tax structures, public policy initiatives, corporate social responsibility, communications, and crisis management. Further, he worked in Mexico’s Presidential Administration in 2000, leading its relationship with Mexican NGO’s, dealing with diverse issues such as government reforms and the national budget. Mr. Doehner also worked at Violy Byorum & Partners Investment Bank. Currently, he is the Vice President of the Mexican Employers’ Confederation (COPARMEX), Vice-president of the Confederation of Industrial Chambers (CONCAMIN) and a member of the boards of the Trust for the Americas organization affiliated to the Organization of American States (OAS), the Center of Citizen Integration (CIC), the Industrials Club of Monterrey, the Museum of Modern Art of Monterrey (MARCO), the Mexican Business Coordinating Council (CCE), the School of Social Sciences and Government at Tecnológico de Monterrey, and a member of the GAP Group within the Consejo Mexicano de Negocios (CMN). He is also a contributor to Expansión Magazine. Mr. Doehner holds a bachelor’s degree in economics from Tecnológico de Monterrey, a master’s degree in business administration from IESE/IPADE, a professional certificate in competitive intelligence from the FULD Academy of Competitive Intelligence in Boston, Massachusetts and, a Master in Public Administration from Harvard Kennedy School.

Pierre-Jean Sivignon serves as an independent member of our Board of Directors. Mr. Pierre-Jean Sivignon was an advisor to the Chairman and CEO of Carrefour Group in Paris until December 2018, where he previously held the positions of Deputy CEO, CFO and Member of the Executive Board as well as Chairman of the Board of their publicly traded subsidiary in Brazil. Prior experience includes positions as the Chief Financial Officer, Executive Vice President, Member of the Board of Management at both Royal Philips Electronics in Amsterdam and at Faurecia (now Forvia) Group in Paris. He also held various high level financial and managerial positions with the Schlumberger Group in different locations, including New York and Paris. Mr. Sivignon served in the past as an independent director of the Supervisory Boards of Imerys, Technip FMC (both companies traded on the Paris Stock Exchange), and Imperial Brands plc (which traded on London Stock Exchange). Mr. Sivignon graduated from French baccalaureate with honors in France and received an MBA from ESSEC (Ecole Supérieure des Sciences Economiques et Commerciales) also in France.

Gerard Martellozo developed his career at Schlumberger for over 40 years, retiring in 2019 as Vice President of Human Resources globally. Prior to assuming this position in 2014, he served as Senior Advisor to Schlumberger’s chief executive officer, based in Houston, Texas, United States. Gérard joined Schlumberger in 1979 after completing a Master in Engineering at the Ecole Nationale Superieure de l’Aeronautique et de l’Espace (Sup’Aero), France. He began his oilfield career as a wireline field engineer, quickly progressing into operations management with assignments in Spain, Italy, France, Nigeria, Algeria and Venezuela. After his experience in industry operating matters, he transitioned into Human Resources and worked with most of the company’s oilfield services business sectors over the next 20 years. From 2010 to 2012 he was HR Director of the company’s drilling group and responsible for integrating the several major oilfield services companies purchased by Schlumberger including Cameron, Smith, M-I and Geoservices. Gérard Martellozo is currently the Chairman of the Board for the Schlumberger Foundation. Before that, he joined the board of the Foundation in March 2014 to continue to lend his support to Schlumberger’s long-term commitment to promoting women in technology in the world at large. He was also co-founder of Partnerjob.com, for which he served as treasurer from 2003 to its sale in 2017 to NetExpat.

Germán Losada, is a Co-founder, COO and Chairman at VEMO, a leading integrated clean mobility company in Latin America. Mr. Losada has 12 years of experience in private equity, focused on the energy sector in Europe, United States and Latin America, with a strong expertise in building start-ups. He was a founding team member of Riverstone’s Latin America efforts, where he led the decarbonization growth equity and infrastructure investments. Mr. Losada serves as Chairman of VEMO and is a member of the Boards of Directors of Energía Real, White River Renewables and A2 Renovables. Previously, Mr. Losada worked in the European private equity group of First Reserve and in the investment banking division of Goldman Sachs in its Global Natural Resources and Latin America groups. Mr. Losada graduated from the University of San Andres in Argentina, where he earned a degree in Business Administration.

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

Board Committees

The Mexican Securities Market Law requires us to have an Audit and Corporate Governance Committee, which must be composed of at least three independent members under the Mexican Securities Market Law. We believe that all members of the Audit and Corporate Governance Committees are independent under the Mexican Securities Market Law and comply with the requirements of Rule 10A-3 of the Exchange Act. On May 10, 2018, the Board created a Compensation Committee with the intention of (i) setting the compensation strategy for our executive officers and directors, (ii) setting compensation levels for the CEO, and (iii) approving compensation policies for C-suite executives upon CEO recommendation.

Audit Committee

The members of our Audit Committee are:

•	Pierre-Jean Sivignon (chair);

•	Mauricio Doehner Cobian

•	Germán Losada; and

•	Gerard Martellozo

The members of our Audit Committee are independent under NYSE standards, applicable SEC rules and the CNBV Rules.

There is no expiration date on the term of the appointment of the members of our audit committee. For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Shareholder’s Meetings—Audit and Corporate Practices Committees.”

Corporate Practices Committee

The members of our Corporate Practices Committee are:

•	Mauricio Doehner Cobian (chair);

•	Pierre-Jean Sivignon;

•	Susan L. Segal

•	Germán Losada; and

•	Gerard Martellozo.

There is no expiration date on the term of the appointment of the members of our Corporate Practices Committee. For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Memorandum and Articles of Association —Audit and Corporate Practices Committees.”

Compensation Committee

The members of our Compensation Committee are:

•	Gerard Martellozo (chair);

•	Pierre-Jean Sivignon;

•	Mauricio Doehner Cobian

•	Germán Losada; and

•	Susan L. Segal

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

Executive Team

The following table sets forth the members of our Executive Team as of the date of this annual report, which were designated on August 1, 2017.

Name	Position	Age
Miguel Galuccio	Chairman and Chief Executive Officer	55
Pablo Manuel Vera Pinto	Chief Financial Officer	45
Juan Garoby	Chief Operations Officer	52
Alejandro Cherñacov	Strategic Planning and Investor Relations Officer	41

Miguel Galuccio. See “Item 6—Directors, Senior Management and Employees—Board of Directors—Miguel Galuccio.”

Pablo Manuel Vera Pinto has served as our Chief Financial Officer since August 1, 2017 and has been involved with us since our incorporation on March 22, 2017. Mr. Vera Pinto was previously the Head of Business Development at YPF Argentina from October 2012 to February 2017 and, prior to that, served as Director of Transformation at YPF from May 2012 until September 2012. Mr. Vera Pinto was a member of the board of directors of the fertilizer company Profertil (a joint venture between Agrium of Canada and YPF), power generation company Central Dock Sud S.A. (a joint venture between Enel of Italy, YPF and Pan American Energy) and gas distributor Metrogas S.A. (controlled by YPF, acquired from British Gas in 2012). Overall, Mr. Vera Pinto led the execution of over 20 mergers and acquisitions transactions during his time at YPF. Previously, Mr. Vera Pinto worked with Leadgate Investment Corp., a private investment firm focused on restructuring acquired businesses where he had experience as Restructuring Manager, Chief Financial Officer and General Manager of the firm’s-controlled businesses. Mr. Vera Pinto also worked for management consultancy McKinsey & Company in Europe and investment banking firm Credit Suisse First Boston NA based in New York. Mr. Vera Pinto holds a bachelor’s degree in economics from Universidad Torcuato Di Tella in Buenos Aires, Argentina and a master’s degree in business administration from INSEAD in Fontainebleau, France.

Juan Garoby has served as our Chief Operations Officer since August 1, 2017 and has been involved with us since our incorporation on March 22, 2017. Mr. Garoby served as Interim Vice President of Exploration & Production of YPF from August 2016 to October 2016, Head of Drilling and Completions from April 2014 to August 2016 and Head of Unconventional from June 2012 to April 2014, (when he also served as President of YPF Servicios Petroleros S.A., a YPF-owned drilling contractor). Prior to his time at YPF, Mr. Garoby worked at Schlumberger as Operations Manager for Europe and Africa. Mr. Garoby has also held several positions at Baker Hughes, including Director of Baker Hughes do Brasil, Country Manager of Baker Hughes Centrilift Brazil and Country Manager of Baker Hughes Centrilift Ecuador & Peru, among others. Mr. Garoby holds a bachelor’s degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires in Argentina.

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

Javier Rodríguez Galli has served as our General Counsel since August 1, 2017. Mr. Rodríguez Galli is a partner at the firm Bruchou & Funes de Rioja – Abogados with offices in Buenos Aires, Argentina where he has led the Oil and Gas practice area since joining the firm in 2005. In recent years he has been legal counsel for various international oil companies that have invested in Argentina, attracted by the development of shale hydrocarbons. In December 2014, he advised PETRONAS, the national oil company of Malasia, in its negotiations and agreements with YPF that led to the joint venture between these two companies in the La Amarga Chica area in Neuquén, to produce shale. Currently, he is a member of the board of Petronas E&P Argentina, S.A. Additionally, he has participated in multiple national and international negotiations related to oil and gas acquisitions, divestments, joint ventures and strategic alliances and has extensive experience in corporate matters. From 1999 until 2005, he was general counsel of Molinos Río de la Plata, an Argentine leader in food and commodities controlled by the Pérez Companc family. From 1993 to 1999, he was an in-house lawyer at YPF, S.A., the largest oil and gas company in Argentina, providing legal services to its international business development group. Mr. Rodríguez Galli graduated with honors from the Law School of Universidad de Buenos Aires in 1991, obtained a master’s degree from the London School of Economics in 1993 and a diploma from the College of Petroleum and Energy Studies at Oxford University in 1996.

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

Our executive team also plays an important role from an ESG perspective. During 2022, we redefined our internal ESG framework with annual and mid-term objectives. Each of our senior managers is the project leader for one or more initiatives in our ESG framework. Each initiative has objectives, which are executed as projects, by each team and a project leader, who is responsible for moving each initiative forward. On a quarterly basis, the project leaders present the progress of their work program to the Executive Team and the Corporate Practices Committee, which in turn presents key aspects and conclusions to the Board of Directors.

Family Relationships

There are no family or kinship relationships among our directors and the members of our Executive Team.

Compensation

During the year ended December 31, 2022, the aggregate remuneration paid by the Issuer to Key Management Personnel for services in all capacities to the Issuer and its subsidiaries was US$26.1 million.

During the year ended December 31, 2022, the remuneration paid by the Issuer to each of the members of the Board of Directors, excluding the Chairman of the Board and the Chief Executive Officer, consisted of: (i) a fee payment of US$80,000.00, payable in four quarterly installments, and (ii) 25,000 series A shares, within the terms of the LTIP. The right to receive such remuneration was contingent upon attendance at a minimum of four meetings of the Company’s Board of Directors during the 2022 fiscal year.

Long Term Incentive Plan

On March 22, 2018, a shareholders’ meeting authorized our the Plan (as defined above). The purpose of the plan is to provide the means for the Company and its subsidiaries to attract and retain talented people as officers, directors, employees and consultants which are key to the Company and its subsidiaries, enhancing the profitable growth of the Company and its subsidiaries. That same shareholders’ meeting vested our Board of Directors with the authority to administer the Plan and approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Share purchase plans are classified as equity-settled transactions on the grant date. As of the date of this annual report, 2,287,706 Restricted Stock, 6,298,283 Stock Options, and 5,124,504 Performance Restricted Stock are outstanding under the Plan. The exercise prices and expiration dates of the Stock Options outstanding under the Plan are as follows (i) 2,546,155 Stock Options at an exercise price of US$6.70 per series A share, expiring on February 19, 2024, (ii) 643,769 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iii) 1,178,862 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, (iv) 1,416,119 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, and (v) 513,378 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033. A restated version of the Plan has been approved by the Compensation Committee on February 22, 2023.

The following paragraphs describe the principal terms and conditions of the Plan.

Type of Awards. The Plan permits different awards in the form of Stock Options, Restricted Stock or Performance Restricted Stock. Performance Restricted Stock vests based on the attainment of performance goals over a period of time to be determined by the Manager in consultation with the Board of Directors and/or the Compensation Committee and set forth in the corresponding award notice.

Plan Administration. The Plan is administered by our Board of Directors and/or the Compensation Committee. The Board may delegate certain authority under the Plan to some individual or individuals among the officers of the Company. The administrator of the Plan has the power and authority to determine the persons who are eligible to receive awards, the number of awards, as well as other terms and conditions of awards.

Award Agreement. Any award granted under the Plan is evidenced by an award agreement or a certificate issued by the Company that sets forth terms, conditions and limitations for such award, which may include the number of Restricted Stock or Stock Options awarded, the exercise price, the provisions applicable in the event of the participant’s employment or service terminates, among other provisions. The Board may amend the terms of the Plan and/or any particular award, provided that no such amendment shall impair the rights of any participant under the Plan.

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

Exercise of Stock Options. Vested options will become exercisable during 10 years since the date of grant. The exercise price per share under a Stock Option shall be the Fair Market Value per share on the date of grant. The number of Stock Options to be awarded to an Eligible Person shall be determined by the Manager at the time of grant following the Black-Scholes method.

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

Implementation of Plan; Trust. On March 26, 2019, the Company entered into the trust agreement No. 3844 with Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero in its capacity as trustee (i) implement and manage the terms of the Plan, and (ii) transfer the Shares underlying the awards, as and when required, in accordance with the terms of the Plan and subject to fulfillment of any requirements set forth in applicable law. On December 2, 2022 an amendment to such trust agreement was entered into in order to allow distributing the respective awards, not only based on Shares but also in ADSs representing rights with respect to Shares.

On February 6, 2023, the Company filed with the SEC a registration statement on Form S-8 , which relates to the registration of series A shares to be offered and sold under the Plan.

Business Address of the Members of our Board of Directors and Executive Team

The business address of the members of our Company’s board of directors and the members of our Executive Team is: Pedregal No. 24, Floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, Mexico City, Zip Code 11040, Mexico.

Share Ownership

As of the date of this annual report, Susan Segal, Gerard Martellozo, German Losada and Mauricio Doehner Cobian held series A shares of the Company, in each case representing less than 1% of our outstanding shares.

As of the date of this annual report, our chairman owned (i) 5,303,907 series A shares, (ii) 1,723,494 vested Stock Options, (iii) 1,818,105 unvested Stock Options (of which 272,331 vest within 60 days), (iv) 892,874 Restricted Stock (of which 186,194 vest within 60 days), and (v) 2,286,083 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by the Chairman are as follows (i) 1,442,308 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024, (ii) 272,331 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iii) 677,507 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, (iv) 843,558 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032 and (v) 305,895 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033.

As of the date of this annual report, our Chief Financial Officer owned (i) 1,344,604 series A shares, (ii) 379,169 vested Stock Options, (iii) 429,940 unvested Stock Options (of which 89,869 vest within 60 days), (iv) 216,915 Restricted Stock (of which 61,444 vest within 60 days), and (v) 598,736 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by our Chief Financial Officer are as follows (i) 317,308 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024, (ii) 89,869 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iii) 149,051 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, (iv) 185,583 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032 and (v) 67,297 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033.

As of the date of this annual report, our Chief Operating Officer owned (i) 1,296,430 series A shares, (ii) 379,169 vested Stock Options, (iii) 429,940 unvested Stock Options (of which 89,869 vest within 60 days), (iv) 216,915 Restricted Stock (of which 61,444 vest within 60 days), and (v) 598,736 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by our Chief Operating Officer are as follows (i) 317,308 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024, (ii) 89,869 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iii) 149,051 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, (iv) 185,583 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032 and (v) 67,297 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033.

As of the date of this annual report, our Strategic Planning and Investor Relations Officer owned (i) 1,038,484 series A shares, (ii) 287,006 vested Stock Options, (iii) 390,854 unvested Stock Options (of which 81,699 vest within 60 days), (iv) 197,194 Restricted Stock (of which 55,858 vest within 60 days), and (v) 544,305 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by our Strategic Planning and Investor Relations Officer are as follows (i) 230,769 Stock Options at an exercise price of US$6.70 per share, expiring on February 19, 2024, (ii) 81,699 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (iii) 135,501 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, (iv) 168,712 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032 and (v) 61,179 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033.

Except as set forth above, none of our directors or executive officers held Restricted Stock, Performance Restricted Stock or Stock Options, in each case and with respect to each such instrument, representing 1% or more of our outstanding shares as of the date of this annual report.

Employees

As of December 31, 2022, we had 465 employees, of which 448 were in Argentina and 17 in Mexico.

The following table shows the employee headcount for Vista for the periods presented:

	As of
	December 31, 2022	December 31, 2021	December 31, 2020
Vista	465	411	382

As of December 31, 2022, December 31, 2021, and December 31, 2020, 59%, 59% and 34%, respectively, of our employees in Argentina were represented by one union and benefitted from a collective bargaining agreement between such union and our subsidiaries.

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

As of December 31, 2022, there were also approximately 700 outsourced staff that access our operations on a daily basis to provide services. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Company—We face risks relating to certain legal proceedings.”

We are firmly committed to providing the necessary tools for our workforce to grow technically and advance their careers within the Company. We have designed a professional development plan for technical training: the technical career program. First, we identified a matrix of critical competencies needed for the different technical positions. We conduct a gap analysis of our workforce and identify the skills needed to improve the qualification of our teams. Each career has a technical mentor and a person who evaluates the progress of individuals at each step of their career. We believe Vista has exceptional and experienced mentors who come from technical backgrounds and have been specifically involved with Vaca Muerta since the beginning of development.

ITEM 7.	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

ITEM 7A.	MAJOR SHAREHOLDERS

Our outstanding capital stock consists of two series of shares: series A shares and series C shares, in each case registered with the RNV and listed on the Mexican Stock Exchange. As of the date of this annual report, our capital stock was represented by 92,883,542 series A shares, and two series C shares. Each series of shares grants the same rights and obligations to its holders, including corporate and economic rights.

The following table sets forth certain information known to us of our shareholders who are beneficial owners of more than 5% of our series A shares and series C shares as of the date of this annual report (except as set forth below), which is the most recent practicable date as to which we have information available. In computing the number of series A shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all series A shares subject to stock options or restricted stock held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of the date of this annual report. series A shares issuable pursuant to stock options or restricted stock are deemed outstanding for computing the percentage ownership of the person or entity holding such options but are not outstanding for computing the percentage of any other person or entity.

Shareholders	Amount	% of class
Series A shares
Kensington Investments B.V.(1)	12,822,580	13.81%
Miguel Galuccio (2)	7,485,926	8.06%

(1)

Kensington Investments B.V. is a wholly owned subsidiary of the Abu Dhabi Investment Council Company P.J.S.C., a public joint stock company indirectly owned by the government of Emirate of Abu Dhabi in the United Arab Emirates.

(2)

As of the date of this annual report, our chairman holds (i) 5,303,907 series A shares, (ii) 1,723,494 vested Stock Options, (iii) 1,818,105 unvested Stock Options (of which 272,331 vest within 60 days), (iv) 892,874 Restricted Stock (of which 186,194 vest within 60 days), and (v) 2,286,083 Performance Restricted Stock (which do not vest within 60 days of the date of this annual report).

As of December 31, 2022, there were 65,575,624 ADSs outstanding (representing rights to 65,575,624 series A shares or 74% of outstanding series A shares). As of December 31, 2022, there were two registered holders of ADSs in the United States. It is not practicable for us to determine the number of our ADSs or series A shares beneficially owned in the United States. Likewise, we cannot readily ascertain the domicile of the final beneficial owners represented by ADS record holders in the United States or the domicile of the beneficial owners of our series A shares, either directly or indirectly

As of the date hereof, the Company is not directly nor indirectly controlled by another company, a government, or by any other individual or legal entity. In addition, we hereby represent that we are not aware of any commitment that could represent a change of control in our corporate structure.

ITEM 7B.	RELATED PARTY TRANSACTIONS

We enter into transactions with our shareholders and with companies that are owned or controlled, directly or indirectly, by us in the normal course of our business. Any transactions with such related parties have been made consistent with normal business operations using terms and conditions available in the market and are in accordance with applicable law.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period/year.

Key Management Personnel Remuneration

Consolidated for the year ended December 31, 2022
Short-term employee benefits	12,990
Termination benefits	—
Share-based payment transactions	13,119

Total	26,109

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period/year related to key management personnel.

FPA Shares and the FPA Warrants

On February 12, 2019, we completed the sale to Kensington of 5.0 million series A shares and 5.0 million warrants for an amount of US$50.0 million pursuant to the FPA and, additionally, 500,000 series A shares for an amount of US$5.0 million pursuant to certain subscription commitments among Vista and Kensington. The FPA Warrants were subject to the same terms as the Sponsor Warrants and were exercised as per the amended warrants indenture as approved in the Warrants Holders Meeting on October 4, 2022. See “Item 4—Recent Developments— Exercise of Warrants.”

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

Dividends paid from our distributable earnings that have not been subject to corporate income tax (i.e., that do not derive from our net after-tax profits account (cuenta de utilidad fiscal neta or “CUFIN”) are subject to a corporate-level tax payable by us. We are entitled to apply any such tax on the distribution of earnings as a credit against our Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. Dividends paid from our distributable earnings that have been subject to corporate income tax (i.e., that derive from the company’s CUFIN balance) are not subject to this corporate-level dividend income tax.

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

On October 26, 2022, the Board of Directors of the Company called for an Ordinary General Shareholders’ meeting, to propose, discuss, and, if applicable, approve a proposal permitting up to US$25.63 million (namely the total net profits for the first nine months of 2022, including the retained profits (accumulated results) minus US$1.35 million, that will be set aside to constitute the legal reserve) to be used for the purchase of the Company’s own shares during 2022. If the maximum amount of funds set aside for the purchase are not entirely used by December 31, 2022, the Company may use the remaining amount to repurchase its own shares during 2023. The amount of funds applicable to be used in 2023 may be increased or modified by any subsequent shareholders’ meeting. The proposal was subsequently approved by the Ordinary General Shareholders’ meeting on December 7, 2022.

On April 24, 2023, the Shareholder’s Meeting approved an amendment of the maximum amount of funds that may be used for the purchase of the Company’s shares (or securities representing such shares) for the fiscal year 2023, from the originally approved US$20.1 million to US$50.0 million, the remainder of which, if any, may be used for the same purposes for the fiscal year 2024.

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

MARKET INFORMATION

Market of Our Shares

Our ADSs are currently listed on the NYSE under the symbol “VIST.” Each ADS issued by the Depositary represents rights to one series A share. Our series A shares are listed on the Mexican Stock Exchange under the symbol “VISTA.” As of the date of this annual report, the variable portion of our outstanding capital stock was comprised by 92,883,542 series A shares, registered with the RNV and listed on the Mexican Stock Exchange. The variable portion of our capital stock is of unlimited amount pursuant to our bylaws and the applicable laws, whereas the fixed portion of our capital stock is divided into two series C shares, registered with the RNV and listed on the Mexican Stock Exchange.

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

Since January 1999, all trading on the Mexican Stock Exchange has been affected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer, when price fluctuations exceed certain limits.

Settlement of transactions with equity securities on the Mexican Stock Exchange are affected three business days after a share transaction is agreed to. Deferred settlement is not permitted without the approval of the Mexican Stock Exchange, even where mutually agreed. Securities traded on the Mexican Stock Exchange are on deposit in book-entry form through the facilities of Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. Transactions must be settled in Mexican Pesos except under limited circumstances and in respect of limited transactions in which settlement in foreign currencies may be permitted.

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

The General Regulations and the rules of the Mexican Stock Exchange require issuers of listed securities to file through SEDI information that relates to any event or circumstance that could influence an issuer’s share prices and investor decisions to acquire stock. If listed securities experience unusual price volatility, the Mexican Stock Exchange must immediately request that an issuer inform the public as to the causes of the volatility or, if the issuer is unaware of the causes, that it makes a statement to the effect that it is unaware of the causes of such volatility. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to material events when it deems the available public information to be insufficient, as well as instruct issuers to clarify information when necessary. The Mexican Stock Exchange may request that issuers confirm or deny any material event that has been disclosed to the public by third parties when it deems that the material event may affect or influence the price of the listed securities. The Mexican Stock Exchange must immediately inform the CNBV of any such request. In addition, the CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events if:

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

You may obtain a copy of our current bylaws from us or from the Mexican Stock Exchange through the following website: www.bmv.com.mx and www.vistaenergy.com. An English translation of our current bylaws is available from us upon request via email at ir@vistaenergy.com.

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

Annual report

Our annual report is variable. The amount of the fixed portion of our capital stock that is not subject to rights of withdrawal is Ps. 3,000, represented by two series C common, nominative shares no par value. The variable portion of our capital stock subject to rights of withdrawal is unlimited and represented by series A shares, which are ordinary, nominative, no par value and grant equal economic and corporate rights and obligations to their holders. As of the date of this annual report, the variable portion of our outstanding capital stock was comprised by 92,883,542 series A shares. Our series A shares may be subscribed to and paid for by Mexican or foreign individuals or corporations, as well as by any other foreign entities with or without legal entity. Our series B shares (which were ordinary, nominative, with no par value and grant the same economic and corporate rights and obligations to their holders) have been cancelled and at their time, were subscribed and paid by our “Strategic Partners” (otherwise referred to herein as the Sponsor) and the independent directors of the Company and were converted into series A shares as approved at an ordinary general shareholders’ meeting.

On August 1, 2017, prior to the closing of our initial public offering in Mexico, Vista and its strategic partners, Vista Sponsor Holdings, L.P. (an entity controlled by senior personnel from Riverstone Investment Group LLC) together with Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov (collectively, the “Sponsor”), entered into a strategic partners agreement (“SPA”) in connection with the private placement of the Sponsor Warrants. Pursuant to the SPA, the parties agreed, among other things, (i) to purchase the Sponsor Warrants, (ii) that the Sponsor Warrants may be exercised without cash payment as described in “Item 10—Additional Information—Memorandum and Articles of Association—Warrants”; (iii) in the event that the warrants terminate early and the Sponsor Warrants expire without being exercised, the parties agreed to issue another security or instrument that permits them to purchase series A shares in the same manner as the expired Sponsor Warrants, and (iv) to certain lockup provisions, which have expired as of the date of this annual report. As of the date of this annual report, there are no outstanding warrants. As of the date hereof, and as a consequence of the exercise of all outstanding warrants on March 15, 2023, the Strategic Partners Agreement has come to an end as the terms thereof are no longer applicable. See “Item 4—Information on the Company—History and Development of the Company—Recent Developments—Exercise of Warrants.”

On March 22, 2018, a shareholders’ meeting authorized the Plan. That same shareholders’ meeting approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. As of the date of this annual report, 6,086,679 series A shares have been vested and are outstanding in connection with the Plan. See “Item 6—Directors, Senior Management and Employees—Board of Directors—Long Term Incentive Plan.”

At an ordinary general shareholders’ meeting, our shareholders may approve the issuance of other types of shares including those who have special rights or limited rights to holders and/or securities with respect to such shares.

Warrants

On October 4, 2022, Vista held a warrant holders’ meeting during which the warrant holders approved the amendments to the warrant indenture and the global certificate that covers such Warrants proposed by the Company, by means of which a cashless exercise mechanism was implemented that entitled the warrant holders to, in their sole discretion or at Vista’s discretion (in the latter case, with respect to all outstanding warrants and without any further request, notice or communication required to or from Holders or any other person), obtain one series A share for each 31 Warrants owned.

During the period between October 10, 2022 and March 7, 2023, the warrants holders excersied 75,144,465 warrants, and as a result of such excercise, 2,424,015 additional series A shares became outstanding.

On March 7, 2023, Vista concluded the process with the CNBV to update the registration of Vista’s warrants in the RNV enabaling the Automatic Cashless Exercise. On March 15, 2023, by virtue of such Automatic Cashless Exercise, and after giving effect thereto, the 24,535,535 outstanding Warrants were exercised, equivalent to 791,439 additional series A shares became outstanding. By virtue of the exercise of all warrants (i.e., those exercised by the Holders before the Automatic Cashless Exercise, plus those exercised pursuant to such Automatic Cashless Exercise), the total number of series A shares that became outstanding is 3,215,454. As of the date of this annual report, there are no outstanding warrants.

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

An extraordinary general shareholders’ meeting shall handle any of the matters described in Article 182 of Mexico’s General Law of Commercial Companies or any other provision replacing it from time to time. In addition, shareholders at such an extraordinary meeting may do any of the following:

(i)	amend our bylaws to prevent an acquisition of our securities that would provide an acquirer or acquirers control of our Company;

(ii)	increase our capital stock pursuant to the terms of Article 53 of the Mexican Securities Market Law, or any other provision replacing it from time to time;

(iii)	cancel the registration any of our capital stock or the certificates representing such securities with the RNV;

(iv)	generally, amend our bylaws;

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

General shareholders’ meetings may be held without prior notice (as described above) in the event that all the shares representing the capital stock with voting rights, or the relevant series of shares (in the event of a special meeting) are present or represented at the time of the voting at a meeting.

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

An extraordinary general shareholders’ meeting shall be duly convened if, after the first call, at least 75% of the outstanding shares representing our capital stock are represented at such meeting. In the event of second or further calls, an extraordinary general shareholders’ meeting shall be deemed duly convened if most of our common stock is represented.

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

Meetings of the Board of Directors shall be held at least four times during each fiscal year, in the corporate domicile of our Company, however, a meeting may be held outside of our corporate domicile or abroad if a majority of the directors approves it, and to allow meetings of the Board of Directors to be held by telephone or by video conference or by any other means that enables the effective and simultaneous participation of its members.

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

Will be valid and legal all decisions made outside of meetings of the Board of Directors as long as taken by unanimous written consent of all directors and signed by all of the directors. The document in which the written confirmation is evidenced shall be sent to the Secretary of the Company, who will transcribe the relevant resolutions in the corresponding minutes book and shall indicate that such resolutions were adopted pursuant to our bylaws.

Authority of the Board of Directors

The Board of Directors represents our Company in business and corporate matters and has general powers of attorney for lawsuits and legal proceedings and acts of administration and ownership, in accordance with the terms set forth in Article 2554 of the Civil Code for the Federal District (Código Civil para el Distrito Federal) and the correlative provisions of the civil codes for each of the states of Mexico and the Mexican Federal Civil Code (Código Civil Federal). The Board of Directors shall represent us before all types of administrative and judicial authorities, federal, state or municipal, before the Arbitration and Conciliation Board (Junta de Conciliación y Arbitraje) and other labor authorities and arbitrators. The powers, include, but are not limited to, the following:

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

•	initiating criminal claims and complaints, and act as an adjudicant before the Argentine Public Prosecutor (Ministerio Público Argentino);

•	accepting on our behalf mandates of legal entities or persons, either national or foreign;

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

In accordance with Article 108 of the Mexican Securities Market Law and Article 101 of the Mexican Securities Market Law, our board of directors shall prepare, no later than the tenth Business Day after the beginning of the public tender offer, a hearing of the Audit and Corporate Practices Committee, and shall disclose to the investing public, its opinion with respect to the price of the public tender offer and the conflict of interests that, as the case may be, each of the members of the board of directors has in connection with the offering. Such opinion may be accompanied with another one issued by an independent expert. Likewise, the members of the board of directors and the Chief Executive Officer of the Company shall disclose to the public, along with the opinion, the decision they will take with respect to the shares of the Company they own and the derivative securities of the Company they own.

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

EXCHANGE CONTROLS

On September 1, 2019, after the market disruptions caused by the results of the primary elections, with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables, and containing the impact of the variations of financial flows on the real economy, the Argentine government issued Decree No. 609/2019 whereby foreign exchange controls were temporarily reinstated. The decree: (i) reinstated, originally until December 31, 2019, the exporters’ obligation to repatriate the proceeds from exports of goods and services in the terms and conditions set forth by the BCRA’s implementing regulations and settle for Pesos through the Foreign Exchange Market (the “FX Market”); and (ii) authorized the BCRA to (a) regulate the access to the FX Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the measures adopted through the decree. On the same date, the BCRA issued Communication “A” 6770, which was subsequently amended and supplemented by further BCRA communications.

As of the date of this annual report, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844, as subsequently amended and supplemented from time to time by BCRA’s communications (the “FX Regulations”). Below is a description of the main exchange control measures implemented by the FX Regulations:

Specific Provisions for Inward Remittances

Repatriation and settlement of the proceeds of exports of goods.

From September 2, 2019 and in accordance with Section 7.1 of the FX Regulations, exporters must repatriate, and settle the proceeds from exports of goods cleared through customs in Argentine Pesos. Notwithstanding the maximum terms for settlement as of obtaining the “shipping fulfillment” (cumplido de embarque) established in Section 7 of the FX Regulations, export proceeds must be entered and settled through the FX Market within five business days following payment thereof.

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

The disbursements under new pre-financing, post-financing, and export advances must be entered through the FX Market within five business days from the disbursement date, with an additional ten business days for the settlement of funds in the FX Market.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled for Argentine Pesos in the FX Market, up to the amount of the insured exported goods.

Moreover, through Section 8 of the FX Regulations, the BCRA reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and Peso settlement obligations imposed by the new regulations.

Through Communication “A” 7200 (as amended by Communication “A” 7273), the Central Bank created the “Exporters and Importers Foreign Exchange Information Registry” (“RICEI” per its acronym in Spanish). From time to time, the Central Bank shall publish the list of companies that, on the basis of the significance of their exporting and/or importing activities, must comply with this registration. As from May 1, 2021, failure to comply with the registration while being identified as an obliged entity will result in the need to obtain Central Bank authorization for any purchases of foreign currency by the relevant companies. In March 2021, the Central Bank published through Communication “C” 89476 the first list of companies obliged to register with the RICEI. The Company was included in such list and complied with the required registration.

Application of exports proceeds

Subject to certain requirements, FX Regulations authorize the application of export proceeds to the repayment of, inter alia: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the FX Market, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds; (iv) other foreign financial indebtedness subject to certain requirements as established in Sections 7.9 and 7.10 of the FX Regulations. Also, it allows export proceeds to be held abroad to guarantee payment of new indebtedness, provided certain requirements are complied with. All other uses of export proceeds shall be subject to BCRA prior approval.

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

The local agent of the company that owns the foreign flagged means of transport shall not have used this mechanism for an amount greater than US$2,000,000 in the calendar month.

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

Although the FX Regulations maintain the obligation to remit proceeds related to external financial indebtedness through the FX Market as a prior condition to access the FX Market to make payments thereunder, Section 2.6 also authorizes the exporter to avoid the settlement for Argentine pesos to the extent: (a) the funds are credited in foreign-denominated accounts in the name of the local resident, opened at local banks; (b) the funds are remitted to Argentina within the applicable terms; (c) the funds are simultaneously applied for making payments for which the FX Regulations grant access to the FX Market, subject to any applicable caps; (d) if the funds correspond to the proceeds of new external financial indebtedness and are applied to the prepayment of foreign currency-denominated loans with local banks, the new indebtedness must have a longer average life than the local indebtedness being prepaid, and (e) the mechanism is fiscal-neutral.

Subject to the compliance with the access conditions, access to the FX Market is granted for the repayment of debt services at maturity or up to three business days in advance. In addition, as set forth by Section 3.5.3.1 of the FX Regulations, access to the FX Market for prepayments will be granted, provided all of the following conditions are met: (i) the prepayment is made simultaneously with the repatriation and conversion to Argentine pesos through FX Market of new financial indebtedness; (ii) the new financial indebtedness has a longer average life than the outstanding average life of the debt being prepaid; and (iii) the aggregate principal payments under the new indebtedness does not exceed the aggregate principal payments of the debt being prepaid. Communication “A” 7532 established specific rules applying to the access to the FX Market for the prepayment of foreign currency-denominated financings granted by local banks and for the prepayment of locally-registered debt securities payable in foreign currency.

In addition, pursuant to the FX Regulations, access to the FX Market for the prepayment of interest in the context of a debt securities exchange process shall be granted provided the following conditions are met: (i) the prepayment is made in the context of an exchange of debt securities issued by the debtor; (ii) the prepaid amount corresponds to interest accrued as of the exchange closing date; (iii) the average life of the new debt securities is longer than the remaining average life of the exchanged securities; and (iv) the cumulative amount of the principal payments under the new securities does not exceed the amount of the principal payments under the exchanged security. The FX Regulations also allow for the prepayment of debt services in the context of the mandatory refinancing imposed by Communication “A” 7106 (as amended and extended from time to time) as further explained below.

Moreover, Section 3.11.1 of the FX Regulations authorizes (1) local borrowers under (A) external financial indebtedness with non-related creditors and (B) foreign indebtedness to finance the import of goods granted by foreign financial entities or official credit agencies, and (2) onshore trusts constituted to guarantee indebtedness detailed in (A) and (B) above, to access the FX Market to purchase foreign currency to fund debt service reserve accounts for the amounts required under the relevant loan agreements, subject to compliance with the following conditions: (a) the corresponding indebtedness has access to the FX Market for repayment thereof and the agreements provide for debt service guarantee accounts; (b) the funds are credited to accounts opened in local financial entities; credit into offshore accounts shall only be admitted if that is the only and exclusive option provided for under the financing documents provided that such financing documents were entered into before August 31, 2019; (c) the amounts accumulated in such debt service reserve accounts do not exceed the amount of the next debt service; (d) the daily purchases of foreign currency to fund the debt service reserve account shall not exceed 20% of the maximum amount mentioned in (c); and (e) the bank must review the financing documents and confirm that the aforementioned conditions are met. Any funds not applied under the debt service reserve account to cancel debt service must be settled for Argentine pesos in the FX Market within five business days from the corresponding debt service payment date.

Additionally Section 3.11.2 of the FX Regulations also authorized local residents to access the FX Market for the repayment of foreign financial indebtedness and local debt securities with access to the FX Market prior to the maturity of such indebtedness, subject to the compliance of the following conditions: (a) the funds purchased must be deposited in foreign currency denominated accounts in its name opened with local financial entities; (b) access to the FX Market is allowed up to five business days in advance of the applicable term; (c) daily purchases of foreign currency shall not exceed 20% of the amount to be cancelled at maturity; and (d) the bank must confirm that all applicable requirements have been met. Any funds not applied to cancel debt service or amortization payment must be settled for Argentine pesos in the FX Market within five business days from the corresponding payment date.

Notwithstanding the above:

(i)    In accordance with Section 3.5.7. of the FX Regulations, until December 31, 2023 access to the FX Market for payment of principal under external financial indebtedness with non-resident related parties is subject to the Central Bank’s prior approval. The restriction shall not apply: (i) to transactions of local financial entities; (ii) to financings brought and settled through the FX Market as from October 2, 2020 with an average life of at least two years; (iii) to the extent the debtor has a Certification of Increase of Exports for an amount at least equal to the debt services payable to the related party; or (iv) subject to specific caps, to beneficiaries of the Foreign Exchange Access Regime for the Incremental Production of Crude Oil and the Incremental Injection of Natural Gas (Decree No. 277/2022).

(ii)    Pursuant to Section 3.17 of the FX Regulations, any person who should make repayments of principal with due dates until December 31, 2023 for the following transactions: (a) financial indebtedness to a foreign creditor of the non-financial private sector that is not a party related to the debtor, or (b) external financial indebtedness based on transactions carried out by the institutions themselves, or (c) issues of debt securities publicly registered in Argentina and denominated in foreign currency by customers of the private sector or the institutions themselves, to have access to the exchange market shall submit before the Central Bank a detailed statement of a refinancing plan based on the following criteria: (a) the net amount for which access will be granted to the exchange market on the original terms shall not exceed 40% of the principal amount that was due to expire, and (b) the remaining principal amount shall have been refinanced, at least, by a new external indebtedness with an average life of two years. This does not apply to: (i) financings granted or guaranteed by international credit agencies (or their associated agencies) or official credit agencies; (ii) payment of principal not exceeding US$2,000,000 per month; (iii) indebtedness incurred as from January 1, 2020, the proceeds of which were repatriated and settled through the FX Market; (iv) indebtedness incurred as from January 1, 2020 and the proceeds therefrom have been entered and settled through the exchange market; (v) indebtedness incurred as from January 1, 2020, constituting a refinancing of principal payments maturing after such date, provided that the refinancing was carried out in accordance with Section 3.17.3 of the FX Regulations; and (vi) the remaining balance of refinanced principal

In addition, the refinancing plan will be deemed to be complied with when the debtor accesses the FX Market in excess of 40% of the relevant principal payments, to the extent that the debtor for an amount equal to or greater than the excess over 40%: (i) records settlements in the FX Market as of October 9, 2020 for issuances of debt securities with public registration abroad or other financial indebtedness with abroad; (ii) registers settlements in the foreign exchange market as from October 9, 2020 for issues of debt securities with public registration in the country denominated in foreign currency that comply with the conditions set forth in section 3.6.1.3 of the FX Regulations 7490; (iii) it has a “Certification of increased exports of goods” issued under item 3.18 of the FX Regulations or a “Certification under the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22); or (iv) the transaction is carried out through an exchange and/or arbitrage transaction with funds deposited in a “Special account for the regime for the promotion of the knowledge economy. Decree No. 679/22” of the client and the client has a “Certification for direct investment contributions under the Regime for the Promotion of the Knowledge Economy (Decree No. 679/22)

Under Section 3.6.4.4. of the FX Regulations, in the context of transactions performed under Section 3.17 of the FX Regulations, the debtor is authorized to prepay principal and interest, up to 45 days in advance, provided the following conditions are met: (i) the amount of interest being prepaid does not exceed interest accrued under the refinanced indebtedness; and (ii) the accumulated principal amount of the new indebtedness incurred/to be incurred does not exceed the principal amount that would have accumulated under the refinanced indebtedness.

In addition, pursuant to Section 3.5.1.7. of the FX Regulations, in the case of debt securities with public registration abroad and denominated in foreign currency, issued as from January 7, 2021 to refinance preexisting debts by extending their average life, access to the FX Market shall be granted for an amount equivalent to the refinanced principal, and the interest accrued up to the date of the refinancing and, provided that the new securities do not have principal maturities scheduled within two years, to the interest that would accrue during the first two years for the refinanced indebtedness and/or by the deferment of the refinanced principal and/or by the interest which would accrue on the amounts refinanced.

Specific Provisions Regarding Access to the FX Market

General Requirements

As a general rule, and in addition to any rules regarding the specific purpose for access, certain general requirements must be met by a local company or individual to access the FX Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal and interest on foreign indebtedness; payments of interest on debts for the import of goods and services, among others) without need of prior BCRA prior approval. These include the following:

•	during the 90 days preceding the date of said access, the local company must not have:

•

(i) sold securities in Argentina issued by residents for foreign currency, (ii) transferred such securities to a foreign depositary, (iii) exchanged such securities for other foreign assets, (iv) purchased with pesos in Argentina securities issued by non-resident issuers, or (v) as of July 22, 2022, (x) acquired Argentine depositary certificates representing shares issued by non-resident companies, (y) acquired corporate debt securities (i.e., securities issued by private-sector issuers, as opposed to public-sector issuances) issued outside Argentina, or (z) delivered Argentine pesos or any other local assets (other than foreign currency funds deposited in Argentine banks) to any person, receiving in exchange thereof, whether prior to or after such delivery, and whether directly or indirectly through a related, controlled or controlling entity, foreign assets, crypto assets or securities deposited abroad (any of the trades listed in (i) through (v), a “Restricted Securities Trade”); or

•

delivered Pesos or other local liquid assets (e.g., Argentine sovereign bonds) to any individual or legal entity having a direct controlling interest in it, unless: (i) such delivery resulted from regular purchases of goods or services executed in its ordinary course of business, or (ii) it provides an affidavit from each such controlling individual or legal entity pursuant to which such persons declare they comply during the 90 days following said access to the FX Market, not to carry out any Restricted Securities Trade; and

•	on the date of said access, the local company must:

•

not have any available foreign liquid assets or Argentine depositary certificates representing shares issued by non-resident companies for an aggregate amount in excess of US$100,000, Central Bank Communication “A” 7030 contains a non-exhaustive list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and, generally, any other investment that allows for immediate availability of foreign currency (e.g., foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.).

•	deposit all its local holdings of foreign currency in accounts held with local financial institutions,

•

undertake to settle through the FX Market within five business days as from receipt thereof, any funds received abroad as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020, and

•

not be included in the list of “issuers of fake invoices and similar documents” (base de facturas o documentos equivalentes calificados como apócrifos) kept by the Argentine Tax Authority (Administración Federal de Ingresos Públicos).

Payment of Imports of goods and services

Section 3.1 of the FX Regulations allows access to the FX Mmarket for the payment of imports of goods, establishing different conditions depending on whether they are payments for imports of goods with customs entry registration, or payments for imports of goods with pending customs entry registration. It also provides for the reestablishment of the import payment tracking system (SEPIMPO) for the purpose of monitoring import payments, import financing and the entry of goods into the country.

Additionally, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

Notwithstanding the above, according to the provisions of Section 10.11 of the FX Regulations, as of January 1, 2023, prior approval from the BCRA was required to access the FX Market for the payment of imports of goods or to make principal payments of debts arising from the importation of goods, unless any of the situations set forth in sections 10.11.1 to 10.11.11 of the FX Regulatinons are verified. Some of those situations are:

(a)

The intervening entity has an affidavit from the customer stating that the total amount of payments associated with its imports of goods settled through the FX Market as of January 1, 2020, including the payment for which processing is being requested, does not exceed by more than the equivalent of US$250,000 the amount that arises from taking into account (i) the amount for which the importer would have access to the FX Market when computing imports of goods in its name in the foreign exchange market tracking system (“SEPAIMPO”) and that were officialised between January 1, 2020 and the day before access to the FX Market, imports of goods associated with a declaration made through the officialised SIMI (Integrated Import Monitoring System) shall be computed to the extent that any of the conditions set out in sections 10.3.2.7.i) to 10.3.2.7. vii) of the FX Regulations; (ii) plus the amount of payments made through FX Market as from July 6, 2020 corresponding to imports of goods entered by particular request or courier which have been shipped as from July 1, 2020 or which, having been shipped prior to that date, had not arrived in the country before that date, (iii) plus the amount of payments made under items (b) to (d) below, not associated with imports covered by items (i) and (ii) of this paragraph, (iv) minus the amount outstanding for payments for imports with pending customs registration made between September 1, 2019 and December 31, 2019.

(b)

It is a deferred payment for imports of goods corresponding to transactions shipped on or after July 1, 2020 or which, having been shipped prior to that date, had not arrived in the country before that date, provided that any of the conditions set out in items 10.3.2.7.i) to 10.3.2.7.vii) of the FX Regulations are met.

(c)

It is a payment associated with a transaction not included in point b) to the extent that it is intended for the cancellation of a commercial debt for imports of goods with an export credit agency or a financial institution abroad or that has a guarantee granted by them.

(d)

It is a payment at sight or commercial debts with no record of customs entry and the following conditions are met: (a) the transaction relates to the import of inputs to be used for the manufacture of goods in the country; and (b) the payments made under this subparagraph do not exceed, in the current calendar month and for all the entities, the amount obtained by taking the average amount of imports of inputs eligible for the purposes of point 10. 11.1. in the last twelve closed calendar months, net of the amount pending regularisation for payments with pending customs entry registration in a situation of delay recorded by the importer. The entity shall have an affidavit from the client stating compliance with the conditions indicated, the input nature of the imports computed and also verifying that the declared amount is compatible with the existing data in the BCRA from the online system implemented for this purpose.

In addition, it should be noted that on October 13, 2022, the BCRA issued Communication “A” 7622 (subsequently supplemented by Communication “A” 7629, 7638 and 7643) which introduced various amendments regarding access to the FX Market to make payments for imports of goods and services, respectively (hereinafter, and together with its supplements, “Communication A 7622”).

Communication A 7622 provides that, as from October 13, 2022, access to the FX Market to make payments for imports of goods may be granted to transactions associated with a declaration in the Argentine Import System (“SIRA”, for its acronym in Spanish) to the extent that:

(a)	The payment is made once the term in calendar days has expired, counted as from the date of registration of the customs entry of the goods;

(b)	The payment is made by means of exchange and/or arbitration against a local account in foreign currency of the customer and the SIRA declaration states that such option would be used; or

(c)

When it is verified that the transaction is validated in the Single Current Account for Foreign Trade (Cuenta Corriente Única de Comercio Exterior) computer system implemented by AFIP and the payment falls under any of the situations provided for in Section 8 of the aforementioned rule;

(d)

the payment is included by the client within the amount available in each calendar year, up to the equivalent of US$50,000, to make payments of imports of goods in advance, on sight or deferred before the deadline foreseen in the SIRA declaration.

The possibility of using this annual limit shall be subject to its validation by the Single Current Account for Foreign Trade system.

Entities shall verify the requirements foreseen for each type of import payment, including those contemplated in item 3.16. of the FX Regulations, except for those referring to the provisions of sections 10.11. and 10.14. and item 2.1. of Communication A 7532.

Communication A 7622 provides that access to financial entities to cancel obligations arising from letters of credit or guaranteed letters issued or granted on or after October 17, 2022, in the framework of an import transaction for which a SIRA declaration is required, shall be conditional upon the institution having documentation proving, at the time of opening or issuance by the institution, that the conditions detailed in Section 4 of the rule were complied with.

Finally, Section 9 of Communication A 7622 establishes several situations that will allow access to the FX Market prior to the payment term authorized in the SIRA declaration:

(i)

access with funds originating from a financing of imports of goods granted by a local financial institution from a foreign credit line, provided that the maturity of the financing is equal to or later than the estimated date of arrival of the goods in the country plus the term provided in the SIRA declaration plus 15 calendar days;

(ii)

access to make a deferred payment to cancel a commercial debt for the importation of goods with a foreign financial institution and the maturity date of the debt is equal to or later than the estimated date of arrival of the goods in the country at the time the financing is granted plus the term provided for in the SIRA declaration plus 15 calendar days; or to the payment term authorized in the SIRA declaration:

(iii)	the importer has a certification of increase of exports of goods for the amount for which it intends to access;

(iv)

in the case of payments for imports of goods made by: (i) the national public sector, (ii) all business organizations, regardless of their corporate form, in which the National State has a majority shareholding in the capital or in the formation of corporate decisions and (iii) trusts constituted with contributions from the national public sector;

(v)

access simultaneously with the liquidation of funds in the form of advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial institutions with funding in foreign credit lines, and to the extent that the conditions set forth in sections 9.5.1., 9.5.2. and 9.5.3. of the regulation are met;

(vi)

it is a payment with pending customs registration for an operation for which the presentation of a declaration in the SIRA or SIMI is not a requirement for the registration of the customs entry of the goods, to the extent that such goods are included in the situations provided for in Section 8 of Communication “A” 7622 and the conditions provided for in each case are met; or

(vii)

it is a payment of goods under the Import Regime for Inputs Destined to Scientific and Technological Research (Régimen de Importaciones para Insumos Destinados a Investigaciones Científico- Tecnológicas) of Law No. 25.613 that is made before the minimum access date required; to the extent that the customer has the certificate of the Registry of Scientific and Technological Organisms and Entities (ROECyT) issued by the Ministry of Science, Technology and Innovation of the Nation for those goods.

Payment for services provided by non-residents

Pursuant to section 3.2 of the FX Regulations, entities may access the FX Market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access may be granted as from the due date, provided that it is verified that the operation is declared, if applicable, in the last due presentation of the survey of external assets and liabilities (relevamiento de activos y pasivos externos). The prior approval of the BCRA shall be required for access to the FX Market to pre-cancel debts for services.

Likewise, in order to make payments for services to related counterparties abroad, the BCRA’s prior approval will be required, except for certain exceptions provided for in the FX Regulations.

In addition to the above, on June 27, 2022 the BCRA issued Communication “A” 7532, which, as amended by Communication “A” 7606 dated September 15, 2022, incorporated as an additional requirement for customer transactions covered by the Integrated Monitoring System for Foreign Payments of Services (SIMPES) or the entity’s own transactions for the concepts for which the declaration in said system is required for customers, that the entity may only provide access to the FX Market to the extent that any of the following conditions are met:

(a)

the entity has an affidavit from the client stating that the cumulative amount, including the payment intended to be made, of the payments made by the client through FX Market for the items of services covered by the SIMPES, in the current calendar year and in the set of entities, does not exceed the amount arising from considering the following: i) the proportional part, accrued up to and including the current month, of the total amount of the payments made by the importer during the year 2021 for all the items covered. In the event that the latter amount is less than US$50,000, the latter amount or the annual limit, whichever is lower, shall be adopted. ii) minus the amount outstanding to date for letters of credit or guaranteed bills of exchange issued in its name by local financial institutions for the importation of services.

(b)	the payment falls under the mechanisms provided for in items 3.18. and 3.19.

(c)	the payment corresponds to items ‘S08. Insurance premium’ and ‘S09. Payment of claims’

(d)	the payment is made 180 calendar days after the date of the effective provision of the service.

(e)

the client accesses simultaneously with the settlement of a new financial indebtedness abroad with an average life of not less than 180 days and at least 50% of the capital matures after the date of effective provision of the service plus a term of 90 days.

(f)

the customer accesses with funds originating from a financing of imports of services granted by a local financial institution from a commercial credit line from abroad with an average life of not less than 180 days and at least 50% of the capital of the financing has a maturity date after the date of effective provision of the service plus a term of 90 days.

Finally, it should be noted that Section 3 of Communication A 7622 establishes that in those cases where access to the FX Market to make payments for services rendered by non-residents requires the presentation of a declaration made through SIMPES is approved, the entities may also accept the presentation of a declaration made in the Argentine System of Imports and Payments of Services Abroad (“SIRASE”) in the aforementioned status.

Foreign financial indebtedness

As mentioned above under “—Specific Provisions for Inward Remittances – Foreign financial indebtedness” in order for resident debtors to have access to the FX Market to repay foreign financial indebtedness disbursed as of September 1, 2019, the loan proceeds must have been settled through the FX Market and the operation must have been declared under the Foreign Assets and Liabilities Reporting Regime.

Until December 31, 2022, prior BCRA approval is required in order for local residents to access the FX Market to make principal payments under cross-border financial indebtedness with related parties (unless the loan proceeds were settled through the FX Market after October 1, 2020, and the loan has an average life of at least two years).

Section 3.17 of FX Regulations establishes that debtors with scheduled principal payments maturing between October 15, 2020 and December 31, 2023 relating to (i) foreign financial indebtedness of the non-financial private sector with a creditor who is not a counterparty related to the debtor; (ii) foreign financial indebtedness on account of transactions of the debtor and/or (iii) issuances of debt securities publicly registered in Argentina, denominated in foreign currency, of private sector customers or of the financial entities themselves, had to submit a refinancing plan to the BCRA in line with the following criteria (the “Refinancing Plan”):

•	debtors were given access to the FX Market on the original maturity dates to make payments of net principal amounts not exceeding 40% of the principal amounts due; and

•	the balance of the principal amount shall have to be refinanced, at least, by means of a new foreign indebtedness with an average life of two years.

Further, in addition to the refinancing granted by the original creditor, proceeds from new foreign financial indebtedness with other creditors shall also be computed, provided that the proceeds obtained therefrom be transferred and settled through the FX Market. In the case of issuances of debt securities publicly registered in Argentina and denominated in foreign currency, new issuances shall also be computed provided that certain conditions are met

The abovementioned provisions shall not apply to: (i) indebtedness with international organizations or associated agencies thereof or secured by them; (ii) indebtedness granted to the debtor by official credit agencies or secured by them; and (iii) when the amount for which access to the FX Market is requested for repayment of principal under such indebtedness does not exceed the equivalent of US$2,000,000 (two million U.S. dollars) per calendar month, and (iv) indebtedness originated as from January 1, 2020 and whose funds have been deposited and settled in the foreign exchange market; (v) indebtedness originated on or after January 1, 2020 and which constitute refinancing of principal maturities subsequent to that date, to the extent that the refinancing has made it possible to reach the parameters set forth in said point; and (vi) the remaining portion of maturities already refinanced to the extent that the refinancing has made it possible to reach the parameters set forth in said item.

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

•

access to the FX Market prior to the maturity date for payment of interest on foreign financial debts or debt securities publicly registered in Argentina and denominated in foreign currency will be allowed if the prepayment is consummated as part of a process for the exchange of debt securities issued by the customer and all of the following conditions are met: (a) the amount paid before maturity corresponds to interest accrued as at the closing date of the exchange; (b) the average life of the new debt securities is longer than the remaining average life of the exchanged security; and (c) the accumulated amount of the principal maturities of the new securities does not exceed at any time the amount that the principal maturities of the exchanged securities would have accumulated; and

•

concerning scheduled principal repayments maturing between October 15, 2020 and December 31, 2023: (a) the Central Bank will consider the Refinancing Plan established therein completed when the debtor accesses the FX Market to pay off capital in an amount exceeding 40% of the principal amount that was then due, to the extent that the debtor settles currency on the FX Market as from

October 9, 2020, in an amount equal to or greater than the excess over such 40%, on account of (i) foreign financial indebtedness, (ii) issuance of debt securities publicly registered abroad, (iii) issuance of debt securities publicly registered in Argentina and denominated in foreign currency that meet the conditions set forth in Section 3.6.1.3 of the FX Regulations, (b) in the case of debt securities publicly registered in Argentina or abroad, issued on or after October 9, 2020, with an average life of not less than two years, and the delivery of which to the creditors has allowed to reach the parameters provided in the proposed Refinancing Plan, the foreign currency settlement requirement was considered fulfilled for the purposes of being allowed access to the FX Market for the service of principal and interest thereon, and (c) the debtor has a certificate of increase of exports issued pursuant to Section 3.18 of the FX Regulations.

In line with the BCRA, the CNV issued General Resolution No. 861 to facilitate the refinancing of debt through the capital markets. In this regard, the CNV provided that whenever the issuer intends to refinance debt through an exchange offer or new issues of debt securities, in both cases in exchange for or to be paid with debt securities previously issued by the company and placed privately and/or with preexisting credits against such company, the requirement of placement through public offering will be regarded as met if the new issue is underwritten in this way by the creditors of the company whose debt securities without public offering and/or preexisting credits represent a percentage that does not exceed 30% of the aggregate amount actually placed, and the remaining percentage is underwritten and paid in cash or in kind by tendering debt securities originally placed through public offering, or other debt securities publicly offered and listed and/or traded on markets authorized by the CNV, issued by the same company, by persons who are domiciled in Argentina or in countries that are not included in the list of non-cooperative jurisdictions for tax purposes, listed in Section 24 of the Annex to Decree No. 862/2019 or anyone that may replace it in the future. Additionally, General Resolution No. 861 provided for mandatory compliance with certain conditions to consider that the public offering requirement has been met.

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

Prepayment of financing denominated in foreign currency granted by local financial institutions

The BCRA’s prior approval shall be required to access the FX Market to prepay foreign currency financing granted by local financial institutions, unless they relate to payments of credit card purchases made in foreign currency.

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

Payments of local debt securities denominated in foreign currency among residents

In accordance with Section 3.6 of the FX Regulations, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents as of September 1, 2019 is subject to prior approval from the BCRA. With regard to existing transactions as of such date, access shall be granted, provided that the relevant transactions were entered into through public deeds or public registries. These prohibitions do not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Payments of principal under debts with related counterparties until December 31, 2023

The BCRA’s prior approval is required to access the FX Market to make payments abroad of principal of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2023, pursuant to Section 3.5.7 of the FX Regulations. Such requirement shall not apply to the local financial institutions’ own transactions.

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

Access to the FX Market by non-residents

In accordance with Section 3.13 the FX Regulations, prior approval by the BCRA will be required for access to the FX Market by non-residents for the purchase of foreign currency, except for the following operations: (a) international organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) representatives of courts, authorities or offices, special missions, commissions or bilateral bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and/or pensions paid by the ANSES, for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in its registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of US$100, to the extent the financial entity can verify in the online system implemented by the Argentina Central Bank that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation; (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the National Government pursuant to Laws Nos. 24,043, 24,411 and 25,914, as supplemented; and (g) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the FX Market as of October 2, 2020 and the repatriation tales place at least two years after its entry.

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

In all cases, general requirements detailed under section “Specific Provisions Regarding Access to the FX Market—General Requirements” apply.

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

The relevant institution shall check the online system implemented by the BCRA to verify whether the person has not reached the limits set for the applicable calendar month or has not exceeded them in the previous calendar month and is thus entitled to enter into the foreign exchange transaction, and shall request the customer to provide an affidavit stating that such person is not a beneficiary of any “Zero Interest-Rate Loans” contemplated in Section 9 of Decree No. 332/2020, as amended, “Subsidized Loans for Companies” and/or “Zero Interest-Rate Loans for Independent Workers Engaged in Cultural Activities.”

Access to the FX Market by other residents -excluding entities- for the formation of foreign assets and for derivatives transactions

Section 3.10 of the FX Regulations sets forth that access to the FX Market for the constitution of foreign assets and for derivatives transactions by local governments, mutual funds, other universalities established in Argentina, requires prior authorization by the BCRA.

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

Derivatives transactions

Section 3.12 of the FX Regulations requires that as of September 11, 2019, settlement of futures transactions in regulated markets, forwards, options, and any other type of derivatives, entered into in the country to be made in local currency (i.e., Pesos).

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

a.

It records direct investment contribution settled as of January 17, 2020. In this case, (i) the total amount of transfers made through the FX Market for payment of dividends to non-resident shareholders may not exceed the 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020; (ii) the access will only be granted after a period of not less than 30 calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the aforementioned 30% cap; and (iii) evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the Public Registry shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry.

b.

Profits generated in project under the “Gas Plan.” In this case, (i) profits generated by foreign direct investment contributions entered and settled through the FX Market as from November 16, 2020, destined to the financing of projects framed within the “ Plan de promoción de la producción del gas natural argentino–Esquema de oferta y demanda 2020-2024” established in Section 2 of Decree No. 892/20; (ii) the access to the FX Market occurs no earlier than two years from the date of settlement in the FX Market of the contribution that allows the framing in this item 2; and (iii) the client must submit documentation supporting the definitive capitalization of the contribution.

Other Specific Provisions

Special regime for financings under Gas Plan IV

Section 3.5.5 provides that to the extent that the BCRA prior approval requirement is in force for access to the FX Market for the cancellation at maturity of principal and interest of financial indebtedness abroad, this requirement shall not apply to the extent that all of the following conditions are met:

•

the destination of the funds has been the financing of projects framed in the “Plan de Promoción de la Producción del Gas Natural Argentino–Esquema de Oferta y Demanda 2020-2024” established in Section 2 of Decree No. 892/20;

•	the funds have been deposited and settled through the FX Market as from November 16, 2020; and

•	the indebtedness has an average life of not less than two years.

Section 3.13.2 provides that entities may grant access to the FX Market, without the prior consent of the BCRA, for the repatriation of direct investments made by non-residents up to the amount of direct investment contributions settled on the FX Market as of November 16, 2020 as long as all of the following conditions are met:

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

Special regime under the investment promotion regime for exports set forth by Decree No. 234/21

On April 8, 2021, the BCRA issued Communication “A” No. 7259, incorporated in the FX Regulations in Section 7.10, that states that proceeds of exports of goods under the investment promotion regime for exports set forth by Decree No. 234/21 (the “Promotion Regime”) might be applied, in the terms set by its regulators, to the following transactions: a) Payment of principal and interests of debts arising from import of goods and services as from the maturity date; b) Payment of principal and interests of debts connected to foreign financial debts as from the maturity date; c) Payment of profits and dividends corresponding to closed and audited balance sheets; and d) Repatriation of direct investments by non-residents in companies that are not controllers of local financial entities.

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

As for Section 7.10.4, it states that the cases provided for in point 1) of Article 8º bis incorporated by Decree No. 836/21 to Decree No. 234/21, may apply for two consecutive calendar years for each calendar year in which the benefit was not used, up to 40% of the value of the permits shipped during the years in which the extended benefit is used, to the extent that the annual amount applied does not exceed the equivalent of 40% of the gross amount of foreign currency entered to finance the development of the project that generates the exports applied. This option will be available after the second calendar year has elapsed from the first foreign currency inflow that initiates the project. Such period may be computed as part of the period of non-utilization that gives rise to the use of the extended benefit. In addition to what is established in the first paragraph of point 7.10.3. the funds may also remain in bank accounts of foreign financial entities that are not incorporated in countries or territories where the recommendations of the Financial Action Task Force (Grupo de Acción Financiera) do not apply or are not sufficiently applied.

Finally, Section 7.10.5 establishes that the cases foreseen in point 2) of Section 8º bis incorporated by Decree No. 836/21 to Decree No. 234/21, may apply during two consecutive calendar years for each calendar year in which the benefit was not used, up to 60% of the value of the permits shipped during the years in which the extended benefit is used, to the extent that the annual amount applied does not exceed the equivalent to 60% of the gross amount of the foreign currency entered to finance the development of the project that generates the exports applied. This option will be available after the second calendar year has elapsed from the first foreign currency inflow that initiates the project. Said period may be computed as part of the period of non-utilization that gives rise to the use of the extended benefit. In addition to the provisions of the first paragraph of point 7.10.3., funds may also remain in bank accounts of foreign financial institutions that are not incorporated in countries or territories where the recommendations of the Financial Action Task Force are not applied or are insufficiently applied.

Swap, arbitrage and securities transactions

Financial institutions may perform currency swap and arbitrage operations with their customers in the following cases:

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

•

arbitrage transactions not originated in transfers from abroad may be made without any restrictions, to the extent that the funds are debited from an account in foreign currency held by the customer with a local financial institution. To the extent that the funds are not debited from an account denominated in foreign currency held by the customer, these transactions may be made by individuals, without the BCRA’s prior approval, up to the amount allowed for the use of cash under items 3.8. and 3.13 of the FX Regulations;

•

swap and arbitrage transactions by non-residents individual may be made without restrictions to the extent that the fonds be credited in a “Caja de ahorro para turistas” in accordance with the “Despositos de ahorrro, cuenta sueldo y especiales” regulations;

•

all other swap and arbitrage transactions may be made by customers without the BCRA’s prior approval to the extent that they would be allowed without need of such approval in accordance with other FX Regulations. This also applies to local common depositaries of securities with respect to the proceeds received in foreign currency as payments of principal of and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency as that in which the account is denominated, the financial institution shall credit or debit the same amount as that received from or sent abroad. When the financial institution charges a commission or fee for these transactions, it shall be instrumented under a specifically designated item.

In addition, any person who has outstanding facilities in Argentine pesos under the scope of Communications “A” 6937, “A” 6993, “A” 7006, “A” 7082 of the Central Bank, as supplemented (i.e., credit facilities at subsidized interest rates) will be prevented from selling securities to be settled in foreign currency or transferring such securities to foreign depositaries, until such facilities have been fully repaid.

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

CNV General Resolution No. 911/2021 establishes that in the price-time order matching segment, at the close of each calendar week the number of sales with settlement in foreign currency of securities denominated and payable in foreign currency issued by the Argentine Republic in accordance with local laws may not exceed 50,000 nominal amounts with respect to the amount of securities purchased with settlement in such currency.

In order to enter into transactions of securities with settlement in foreign currency not covered by the abovementioned provisions, or to transfer securities from or to foreign depository entities in the price-time priority order matching segment, one must not performed sales with settlement in foreign currency in the same segment, of securities denominated and payable in foreign currency, issued by the Argentine Republic under local law, in the previous 30 days and to undertake not to do so in the 30 days subsequent to the settlement.

In addition, (i) any beneficiaries of refinancing under point 1.1.1. of the rules on “Financial services in the context of a health emergency Financial Services within the framework of the sanitary emergency provided by Decree No. 260/2020 Coronavirus (COVID-19),” until their total cancellation; (ii) the beneficiaries of “Credits at Zero Rate,” “Credits at Zero Rate 2021,” “Credits at Zero Rate Culture” or “Credits at Subsidized Rate for Companies,” provided for in items 1.1.2. and 1.1.3. of the rules on “Financial Services within the framework of the sanitary emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19),” until their total cancellation; (iii) the beneficiaries of financing in Pesos within Section 2 of Communication “A” 6937, Sections 2 and 3 of Communication “A” 7006, as supplemented; until their total cancellation; (iv) the beneficiaries of Section 2 of Decree No. 319/2020 and complementary and regulatory norms, for the duration of the benefit with respect to the update of the value of the installment; and (v) those persons covered by the Joint Resolution of the President of the Honorable Senado de la Nación and the President of the Honorable Cámara de Diputados de la Nación No. 12/2020 of October 1, 2020,will be prevented from selling securities issued by residents to be settled in foreign currency in Argentina or transferring such securities to foreign depositaries or swap securities issued by residents for foreign assets or the acquisition in the country with settlement in Pesos of securities issued by nonresidents.

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

Funds which are not applied to the payment of principal and interest, or the conservation guarantee detailed herein must be settled through the FX Market within five business days from its maturity date.

Argentine Central Bank’s Reporting Systems

Advance information on foreign exchange transactions

On December 28, 2017, the BCRA replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “Foreign Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities and individuals) having foreign debt (both financial and otherwise) that is outstanding or that has been cancelled within a given calendar quarter, are required to report to the BCRA on a quarterly basis their foreign holdings of shares and other equity participations, non-negotiable and negotiable debt securities, financial derivatives, and real estate. If their balance of foreign assets and liabilities equals or exceeds US$50 million at the end of the calendar year, they must also file an annual presentation. In all cases, such reports qualify as “sworn statements” for foreign exchange purposes.

Access to the FX Market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the Foreign Assets and Liabilities Reporting Regime. Please see “—Specific Provisions for Inward Remittances —Foreign financial indebtedness” above.

Moreover, the institutions authorized to deal in foreign exchange shall provide the BCRA, at the end of each business day and two business days in advance, with information on outflows transactions through the FX Market in daily amounts equal to or in excess to the equivalent of US$50,000. Clients shall inform financial entities sufficiently in advance so that they can comply with the requirements under this reporting regime and, accordingly, to the extent any further requirements set forth in the exchange regulations are simultaneously satisfied, they may process the exchange transactions.

Foreign Exchange Criminal Regime

Foreign exchange regulations are characterized as “public policy” rules in Argentina. Failure to comply with such provisions could result in penalties pursuant to Foreign Exchange Criminal Law No. 19,359.

Notwithstanding the abovementioned measures adopted by the current administration, the Central Bank and the federal government may impose additional exchange controls in the future that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

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

This summary is not a comprehensive discussion of all the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of series A shares or ADSs. In particular, this summary is directed only to Non-Mexican Holders that acquired our series A shares or ADS and does not address tax consequences to Holders that are regarded as residents of Mexico for tax purposes, Holders who may be subject to special tax rules, such as tax exempt entities, entities or arrangements that are treated as disregarded for Mexican or other jurisdictions’ income tax purposes, persons or group of persons under the Mexican Securities Market Law that own or are treated as owning, either, 10% or more of our stock by vote or value, or the control of our Company, or persons owning our shares before they were originally registered in the RNV maintained by the CNBV. Moreover, this summary does not address the applicable tax treatment in Mexico for transactions not conducted through an authorized Mexican or international recognized stock markets, nor through registered or protected transactions.

For purposes of this summary, an “International Holder” is the holder of our series A shares or ADSs that (i) is not regarded as resident of Mexico under current domestic tax laws, and (ii) is not a non-Mexican resident with a permanent establishment in Mexico for tax purposes.

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

ADSs

In accordance with provisions of the current Administrative Tax Regulations ADSs would be regarded as securities that exclusively represent our series A shares which are registered in the RNV maintained by the CNBV; therefore, should be treated as placed among the investing public at large (“colocadas entre el gran público inversionista”).

Taxation of Dividends

Gross amount of any distribution of cash or property with respect to our series A shares or ADSs that is paid out of our current or accumulated earnings and profits would be subject to a 10% withholding income tax which would be withheld by the Mexican custodian in INDEVAL. Withholding tax would be computed on the Peso denominated amount distributed as dividend.

Mexican custodians in INDEVAL are obliged to issue tax receipts for taxes withheld on dividend distributions, which should be issued under the name of the depositary in case of ADSs or brokers where International Holders maintain their global accounts to hold our series A shares.

The 10% withholding tax rate may be reduced under certain tax treaties entered by Mexico with other countries, if formal requirements are complied with and disclosure is made to the Mexican custodian by the depositary or the broker with respect to the effective beneficiary of the dividend income. A 5% withholding tax rate may apply for International Holders that are U.S. companies that are resident for tax purposes in the U.S. and that are entitled to access U.S.-Mexico Tax Treaty benefits, to the extent such International Holders that are U.S. companies own 10% or more of the voting shares of the Company.

Taxation of Dispositions of series A shares or ADSs

The sale or the disposition of series A shares carried out through a Mexican authorized stock exchange market (e.g., Bolsa Mexicana de Valores or Bolsa Institucional de Valores) would be exempt from Mexican income tax, as long as the International Holder furnishes an affidavit to its Mexican financial intermediary, stating, under oath, that it is a resident for tax purposes in a country with which Mexico has an income tax treaty in force and provides its tax identification number; otherwise, the Mexican financial intermediary should withhold 10% tax on the capital gain derived from the transaction.

Considering that our series A shares underlying the ADSs are registered with the RNV, the sale or disposition of ADSs would not be subject to Mexican income tax if (i) the transaction is carried out through NYSE or other recognized markets as defined in the Mexican Federal Tax Code, and (ii) the International Holder is a tax resident of a country with which Mexico has in force a treaty for the avoidance of double taxation.

Deposits and withdrawals of series A shares by International Holders in exchange for ADSs and the surrender of ADRs to the depositary for exchanging ADRs for uncertificated ADSs should not result in the realization of gain or loss for Mexican income tax purposes.

In the event that the sale or the disposition of series A shares were to be carried out other than through a Mexican authorized stock exchange market (eg. Bolsa Mexicana de Valores or Bolsa Institucional de Valores) such disposition should be subject to a 25% Mexican income tax on the gross proceeds derived from the transaction which should be directly paid by the International Holder before the Mexican tax authorities within the subsequent 15-business days after the transaction is conducted. Alternatively, if formal requirements are complied with, International Holders could elect to compute its tax liability with the 35% income tax on the capital gain. International Holders that are residents of countries with which Mexico has a tax treaty in force may be entitled to benefits that would reduce or eliminate Mexican taxes imposed on the sale or disposition of series A shares if formal requirements are complied with.

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

Payments or consideration made for the subcontracting of personnel will not be considered as strictly necessary expenses, therefore, they will not be deductible for income tax purposes, nor creditable for value added tax. In addition, the tax provisions disallow any tax effects to the specialized services paid when they are carried out by the provider’s personnel that originally used to be employed by the beneficiary and were transferred by any legal means from the service provider to the beneficiary.

Note that pursuant to the labor reform, for Mexican entities to deduct payments for subcontracting specialized services, and credit the VAT related to such payments, the Mexican entity requires to receive certain documentation from the specialized service provider. Under the terms of the labor reform, the tax authorities may impose fines ranging from approximately US$9,100 to US$18,300 to the specialized service providers that fail to deliver the documentation for each obligation to deliver information not complied with. Furthermore, the labor reform establishes that Mexican entities subcontracting personnel will be joint and severally liable with the contracting party for the employment-related taxes triggered by the employees associated to the services or works rendered.

It is important to note that using deceptive practices to conceal the provision of subcontracting personnel would constitute tax fraud.

Other Mexican Taxes

There are currently no Mexican estate, gift, stamp, registration, or similar taxes payable with respect to the purchase, ownership or disposition of our series A shares or ADSs. The inheritance of our series A shares or ADSs received by a non-Mexican resident would be subject to income tax at the rate of 25% on the fair-market-value of the series A shares or ADSs inherited.

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

Subject to certain exceptions for short-term positions, the U.S. Dollar amount of dividends received by an individual with respect to the series A shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the series A shares or ADSs will be treated as qualified dividends if:

•

the series A shares or ADSs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the U.S.-Mexico Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the U.S.-Mexico Tax Treaty. Based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC for our 2022 or 2021 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican withholding tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS, and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the U.S.-Mexico Tax Treaty, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Mexican tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Mexican tax on dividends is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Mexican tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions with respect to our series A shares or ADSs will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the series A shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Mexican or Argentine tax imposed on the sale or other disposition of the series A shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Mexican or Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the series A shares or ADSs and any Mexican or Argentine tax imposed on such sale or disposition.

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

•	75% or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our revenue, we do not believe that we were a PFIC for our 2022 or 2021 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time. Accordingly, we cannot be certain that we will not be a PFIC for the current year or future years. If we are classified as a PFIC, you will generally be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), and gains that you recognize on the disposition of your series A shares or ADSs. Under these rules (a) the excess distributions or gains will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your series A shares or ADSs at death.

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

Foreign Financial Asset Reporting.

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in “specified foreign financial assets” based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

Argentine holders are encouraged to consult a tax advisor as to the Argentine tax consequences derived from the holding of, and any transactions relating to, the ADSs and series A shares.

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form 20-F, and exhibits therein, may be inspected, and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any SEC filings we make are also available to the public over the Internet at the SEC’s website: www.sec.gov.

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

American Depositary Shares

The Bank of New York Mellon is the depositary of the ADS program. Each ADS represents one series A share (or a right to receive one series A share) deposited with Banco S3 Caceis México, S.A., Institución de Banca Múltiple, as custodian for the depositary in Mexico. The depositary’s office at which the ADSs will be administered, and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

ADS holders may be unable to exercise voting rights with respect to the shares underlying the ADSs at our shareholders’ meetings, and preemptive rights may be unavailable to non-Mexican holders of ADSs. Mexican law governs shareholder rights. The depositary will be the holder of the series A shares underlying the ADSs. Registered holders of ADSs, have ADS holder rights. A deposit agreement among us, the depositary, ADS holders, and all other persons indirectly holding or beneficially owning ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. To exercise any shareholder rights directly, ADSs holders need to surrender their ADSs to become a direct shareholder.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2022, the depositary reimbursed to us a gross amount of US$50,000 in connection with the ADS program.

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

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2022.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and monitored by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS as issued by the IASB, and it includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions, dispositions of our assets, and treasury policies; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

As of the year ended December 31, 2022, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

During 2022, the Company completed the third year of implementation of specific standards for the Sarbanes-Oxley Act (“SOX”) and performed a management assessment over internal control.

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

We have adopted a code of ethics and conduct (“Code of Ethics and Conduct”) that applies to all Vista’s officers and employees and third parties (contractors, suppliers, partners) which interact with Vista which is posted on our web site at: www.vistaenergy.com. We did not modify or amend our Code of Ethics and Conduct during the year ended December 31, 2022. In addition, we did not grant any waivers to our Code of Ethics and Conduct during the year ended December 31, 2022.

Our Code of Ethics and Conduct defines the way in which we conduct our businesses, and it is designed to help us comply with our obligations, to respect one another at the workplace and to act with integrity in the market. Our Code of Ethics and Conduct expressly sets forth, among other matters, that no one shall offer, in the name of Vista, directly or indirectly through third parties, anything of value to a public officer, or to his/her representatives, and particularly for the purposes of obtaining or maintaining a business, influencing business decisions or receiving an unfair advantage.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other EY accounting member firms involved in the PCAOB audit (collectively, “EY”) during the fiscal years ended December 31, 2022 and December 31, 2021:

	2022	2021

	(in thousands of US$)
Audit fees	628	564
Audit- related fees	98	17
Tax fees	122	118

All Other Fees	—	—

Total fees	848	699

Audit Fees. Audit fees in the above table are the aggregate fees billed by EY in connection with the audit of our annual financial statements and the review of our quarterly financial information and statutory audits.

Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by Ernst & Young for assurance and other services related to the performance of the audit.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)
January 2022	—	—	—	—
February 2022	—	—	—	—
March 2022	—	—	—	—
April 2022	—	—	—	—
May 2022 (from 05/10 to 05/31)	1,135,847	$8.74	1,135,847	$13,858,911
June 2022 (from 06/1 to 06/24)	1,698,316	$8.33	1,698,316	$27,238
July 2022	—	—	—	$27,238
August 2022	—	—	—	$27,238
September 2022	—	—	—	$27,238
October 2022	—	—	—	$27,238
November 2022	—	—	—	$27,238
December 2022 (from 12/14 to 12/22)	400,000	$13.78	400,000	$20,140,886

(a)

On April 26, 2022, the Company’s shareholders approved the creation of a share repurchase fund for US$23.80 million. Subsequently, on December 7, 2022, the Company’s shareholders approved the increase of such repurchase fund for US$25.60 million, based on the Company’s unconsolidated financial statements. During the year ended December 31, 2022, the Company repurchased an aggregate amount of 3,234,163 series A shares for a total amount of US$29.30 million, which as of the date of this annual report are reserved in treasury. All repurchases were made pursuant to above mentioned share repurchase program. On April 24, 2023, the Company’s shareholders approved the increase of such share repurchase fund to US$50.00 million. The program expires after fiscal year 2024.

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

The table below briefly describes the significant differences between our Mexican corporate governance rules and the NYSE corporate governance rules.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	A listed company must have at least 25% of independent directors. All listed companies must comply with this requirement.

303A.02	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.	The shareholder’s meeting of a listed company in which a director is appointed or ratified, or where such appointment or ratification is informed, must affirmatively determine whether such director qualifies as independent. Under the Mexican Securities Market Law (i) shareholders that individually or as a group control the listed company, (ii) officers, employees or examiners of the listed company or its affiliates; (iii) individuals with significant influence or command authority (as defined below) over the listed company or its affiliates, among other persons, cannot be appointed as independent directors. There is test with respect to independence from the management as such.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	There is no such requirement.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	A listed company must have a corporate governance committee with at least three members appointed by the board of directors and which members must all be independent. The corporate governance committee of a listed company that is controlled by a person or group maintaining 50% or more of its outstanding capital stock may be formed by a majority of independent members.

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	There is no such requirement.

303A.06	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.	A listed company must have an audit committee with at least three members appointed by the board of directors and which members must all be independent. The minimum duties of this committee are set forth in the Mexican Securities Market Law, which include, among other things, supervising external auditors, discuss yearly financial statements and, when applicable, recommend their approval, informing the board of directors of existing internal controls and irregularities that it encounters, investigate breaches of operating policies internal control and internal audit systems and supervise the activities of the chief executive officer.

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
As a foreign private issuer, we are required to comply with Section 303A.12.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

1.1	English translation of bylaws (as amended) of the registrant.

2.1	Form of Deposit Agreement among Vista Energy, S.A.B. de C.V. (formerly know as Vista Oil & Gas, S.A.B. de C.V.), The Bank of New York Mellon, as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to our registration statement on Form F-6 filed with the SEC on July 2, 2019).

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (included as Exhibit 2.2 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. (formerly know as Vista Oil & Gas, S.A.B. de C.V.), on April 30, 2020 and incorporated by reference herein).

4.1	Amended & Restated Credit Agreement, dated January 19, 2021, among Vista Oil & Gas Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A. and the successor of APCO Argentina S.A. and APCO Oil & Gas S.A.U.), as borrower, Vista Energy, S.A.B. de C.V. (formerly know as Vista Oil & Gas, S.A.B. de C.V.), Vista Energy Holding I, S.A. de C.V. (formerly know as Vista Oil & Gas Holding I, S.A. de C.V.), and Vista Energy Holding II, S.A. de C.V. (formerly know as Vista Oil & Gas Holding II, S.A. de C.V.) and (i) Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch, Banco Santander Rio S.A. and Citibank, N.A. (acting through its International Banking Facilities), as lenders, and (ii) Banco Itaú, as administrative agent (the “Credit Agreement”) (included as Exhibit 4.1 of Vista’s Form 20-F filed with the SEC on April 30, 2020 and incorporated by reference herein).

4.2	Guaranty to the Credit Agreement, dated July 19, 2018, among Vista Energy, S.A.B. de C.V. (formerly know as Vista Oil & Gas, S.A.B. de C.V.), APCO Argentina S.A., APCO Oil and Gas International, Inc. and Banco de Galicia y Buenos Aires S.A.U., Itaú Unibanco S.A.U., Nassau Branch (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.3	Guaranty to the Credit Agreement, dated October 22, 2018, among Vista Energy Holding II, S.A. de C.V. (formerly know as Vista Oil & Gas Holding II, S.A. de C.V.) and Itaú Unibanco S.A.U., Nassau Branch (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.5	English translation of concession agreement regarding the Entre Lomas concession in the Province of Neuquén, dated June 11, 2009, among Petrolera Entre Lomas S.A., APCO Argentina Inc. (Sucursal Argentina) and the Province of Neuquén (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.6	English translation of concession agreement regarding the Entre Lomas concession in the Province of Río Negro, dated December 9, 2014, among Petrolera Entre Lomas S.A. and the Province of Río Negro (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.7	English translation of concession agreement regarding the Jagüel de los Machos and 25 de Mayo–Medanito concessions in the Province of Río Negro, dated December 9, 2014, among Petrobras Argentina S.A. and the Province of Río (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.8	Amended and Restated Long Term Incentive Plan as approved by the Compensation Committee of the Board of Vista on February 22, 2023.

8.1	List of Subsidiaries.

12.1	Certification of Miguel Galuccio of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pablo Manuel Vera Pinto of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Miguel Galuccio and Pablo Manuel Vera Pinto pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent Letter dated April 24, 2023, prepared by DeGolyer and MacNaughton.

15.2	Consent Letter of the Registered Public Accounting Firm.

99.1	Reserves Report dated February 1, 2023, prepared by DeGolyer and MacNaughton.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vista Energy, S.A.B. de C.V.

By:	/s/ Miguel Galuccio
	Name:	Miguel Galuccio
	Title:	Chief Executive Officer

By:	/s/ Pablo Manuel Vera Pinto
	Name:	Pablo Manuel Vera Pinto
	Title:	Chief Financial Officer

Date: April 24, 2023

Auditor Data Elements	December 31, 2022, 2021 and 2020

Auditor Name	Mancera, S.C.

Auditor Location	Ciudad de Mexico, Mexico

Auditor Firm ID	01284

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Vista Energy, S.A.B. de C.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Vista Energy, S.A.B. de C.V. and subsidiaries (“the Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit and loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB (Public Company Audit Oversight Board) and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. We are not required, nor were engaged to perform an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinions.
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
April 24, 2023

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Revenue from contracts with customers	5	1,143,820	652,187	273,938
Cost of sales:
Operating costs	6.1	(133,385)	(107,123)	(88,018)
Crude oil stock fluctuation	6.2	(500)	(905)	3,095
Depreciation, depletion and amortization	13/14/15	(234,862)	(191,313)	(147,674)
Royalties		(144,837)	(86,241)	(38,908)

Gross profit		630,236	266,605	2,433

Selling expenses	7	(59,904)	(42,748)	(24,023)
General and administrative expenses	8	(63,826)	(45,858)	(33,918)
Exploration expenses	9	(736)	(561)	(646)
Other operating income	10.1	26,698	23,285	5,573
Other operating expenses	10.2	(3,321)	(4,214)	(4,989)
Reversal (Impairment) of long- lived assets	3.2.2	—	14,044	(14,438)

Operating profit (loss)		529,147	210,553	(70,008)

Interest income	11.1	809	65	822
Interest expense	11.2	(28,886)	(50,660)	(47,923)
Other financial income (expense)	11.3	(67,556)	(7,194)	4,247

Financial income (expense), net		(95,633)	(57,789)	(42,854)

Profit (loss) before income tax		433,514	152,764	(112,862)

Current income tax (expense)	16	(92,089)	(62,419)	(184)
Deferred income tax (expense) benefit	16	(71,890)	(39,695)	10,297

Income tax (expense) benefit		(163,979)	(102,114)	10,113

Profit (loss) for the year, net		269,535	50,650	(102,749)

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or (loss) in subsequent periods
- (Loss) profit from actuarial remediation related to employee benefits	23	(4,181)	(4,513)	460
- Deferred income tax benefit (expense)	16	1,463	2,048	(114)

Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes		(2,718)	(2,465)	346

Total comprehensive profit (loss) for the year		266,817	48,185	(102,403)

Earnings (loss) per share
Basic (in US dollars per share)	12	3.068	0.574	(1.175)
Diluted (in US dollars per share)	12	2.755	0.543	(1.175)
Notes 1 through 36 are an integral part of these consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of financial position as of December 31, 2022 and 2021
(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2022	As of December 31, 2021
Assets
Noncurrent assets
Property, plant and equipment	13	1,606,339	1,223,982
Goodwill	14	28,288	28,416
Other intangible assets	14	6,792	3,878
Right-of-use assets	15	26,228	26,454
Investments in associates	2.4.16	6,443	2,977
Trade and other receivables	17	15,864	20,210
Deferred income tax assets	16	335	2,771

Total noncurrent assets		1,690,289	1,308,688

Current assets
Inventories	19	12,899	13,961
Trade and other receivables	17	90,406	46,096
Cash, bank balances and other short-term investments	20	244,385	315,013

Total current assets		347,690	375,070

Total assets		2,037,979	1,683,758

Equity and liabilities
Equity
Capital stock	21.1	517,873	586,706
Other equity instruments	21.1	32,144	—
Legal reserve	21.2	2,603	—
Share-based payments		40,744	31,601
Share repurchase reserve	21.2	49,465	—
Other accumulated comprehensive income (losses)		(8,694)	(5,976)
Accumulated profit (losses)		209,925	(47,072)

Total equity		844,060	565,259

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	16	243,411	175,420
Lease liabilities	15	20,644	19,408
Provisions	22	31,668	29,657
Borrowings	18.1	477,601	447,751
Warrants	18.3	—	2,544
Employee benefits	23	12,251	7,822
Trade and other payables	26	—	50,159

Total noncurrent liabilities		785,575	732,761

Current liabilities
Provisions	22	2,848	2,880
Lease liabilities	15	8,550	7,666
Borrowings	18.1	71,731	163,222
Salaries and payroll taxes	24	25,120	17,491
Income tax liability	16	58,770	44,625
Other taxes and royalties	25	20,312	11,372
Trade and other payables	26	221,013	138,482

Total current liabilities		408,344	385,738

Total liabilities		1,193,919	1,118,499

Total equity and liabilities		2,037,979	1,683,758

Notes 1 through 36 are an integral part of these consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statement of changes in equity for the year ended December 31, 2022
(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments		Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2021	586,706	—		—	31,601		—	(5,976)	(47,072)	565,259

Profit for the year	—	—		—	—		—	—	269,535	269,535
Other comprehensive income for the year	—	—		—	—		—	(2,718)	—	(2,718)

Total comprehensive income	—	—		—	—		—	(2,718)	269,535	266,817
Ordinary and Extraordinary General Shareholders’ meeting on April 26, 2022 (1) :
Creation of legal reserve	—	—		1,255	—		—	—	(1,255)	—
Creation of share repurchase reserve	—	—		—	—		23,840	—	(23,840)	—
Board of Directors’ meeting on September 27, 2022 (1) :
Reduction of capital stock	(39,530)	—		—	—		—	—	39,530	—
Warrant Holders’ meeting on October 4, 2022 (1) :
Cashless exercises of warrant	—	32,144	(2)	—	—		—	—	—	32,144
Ordinary and General Shareholders’ meeting on December 7, 2022 (1) :
Creation of legal reserve	—	—		1,348	—		—	—	(1,348)	—
Creation of share repurchase reserve	—	—		—	—		25,625	—	(25,625)	—
Share repurchase (1)	(29,304)	—		—	—		—	—	—	(29,304)
Share-based payments	1	—		—	9,143	(3)	—	—	—	9,144

Amounts as of December 31, 2022	517,873	32,144		2,603	40,744		49,465	(8,694)	209,925	844,060

(1)	See Note 21.
(2)	Including 32,894 of cashless exercise of warrant (Note 18.3 and 18.5.1), net of 750 related to expenses.
(3)	Including 16,576 share-based payment expenses (Note 8), net of tax charges.
Notes 1 through 36 are an integral part of these consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of changes in equity for the years ended December 31, 2021 and 2020
(Amounts expressed in thousands of US Dollars)

	Capital stock	Share-based payments	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the year	—	—	—	(102,749)	(102,749)
Other comprehensive income for the year	—	—	346	—	346

Total comprehensive (loss)	—	—	346	(102,749)	(102,403)
Share-based payments (1)	1	7,204	—	—	7,205

Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

Profit for the year	—	—	—	50,650	50,650
Other comprehensive income for the year	—	—	(2,465)	—	(2,465)

Total comprehensive income	—	—	(2,465)	50,650	48,185
Ordinary and General Shareholders’ meeting on December 14, 2021 (2) :
Reduction of capital stock	(72,695)	—	—	72,695	—
Share-based payments (1)	1	8,555	—	—	8,556

Amounts as of December 31, 2021	586,706	31,601	(5,976)	(47,072)	565,259

(1)	Including 10,592 and 10,494 of share-based payment expenses for the years ended December 31, 2021 and 2020, respectively (see Note 8), net of tax charges.
(2)	See Note 21 .
Notes 1 through 36 are an integral part of these consolidated financial statements

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Cash flows from operating activities:
Profit (loss) for the year, net		269,535	50,650	(102,749)
Adjustments to reconcile net cash flows
Items related to operating activities:
(Reversal of) allowance for expected credit losses	7/17	(36)	406	(22)
Net changes in foreign exchange rate	11.3	(33,263)	(14,328)	(3,068)
Discount for well plugging and abandonment	11.3	2,444	2,546	2,584
Net increase in provisions	10.2	2,790	1,930	103
Interest expense on lease liabilities	11.3	1,925	1,079	1,641
Discount of assets and liabilities at present value	11.3	2,561	2,300	3,432
Share-based payments	8	16,576	10,592	10,494
Employee benefits	23	502	247	250
Income tax expense (benefit)	16	163,979	102,114	(10,113)
Items related to investing activities:
Depreciation and depletion	13/15	231,746	187,858	145,106
Amortization of intangible assets	14	3,116	3,455	2,568
(Reversal) Impairment of long-lived assets	3.2.2	—	(14,044)	14,438
Interest income	11.1	(809)	(65)	(822)
Gain from farmout agreement	10.1	(18,218)	(9,050)	—
Changes in the fair value of financial assets	11.3	17,599	(5,061)	645
Gain from assets disposal	10.1	—	(9,999)	—
Bargain purchase on business combination	10.1/31	—	—	(1,383)
Items related to financing activities:
Interest expense	11.2	28,886	50,660	47,923
Changes in the fair value of warrants	11.3	30,350	2,182	(16,498)
Amortized cost	11.3	2,365	4,164	2,811
Impairment of financial assets	11.3	—	—	4,839
Remeasurement in borrowings	11.3	52,817	19,163	—
Other financial results	11.3	2,515	—	—
Changes in working capital:
Trade and other receivables		(46,272)	7,475	4,149
Inventories	6.2	500	905	(3,095)
Trade and other payables		40,183	16,209	2,397
Payments of employee benefits	23	(254)	(399)	(798)
Salaries and payroll taxes		2,877	3,929	(2,570)
Other taxes and royalties		(8,024)	(7,311)	(2,080)
Provisions		(2,265)	(1,918)	(1,672)
Income tax payment		(74,354)	(4,296)	(4,731)

Net cash flows provided by operating activities		689,771	401,393	93,779

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(479,361)	(321,286)	(153,257)
Payments for the acquisition of AFBN assets	1.2.1	(115,000)	—	—
Payments received from farmout agreement	10.1	20,000	10,000	—
Payments for acquisitions of other intangible assets	14	(6,030)	(1,611)	(3,664)
Payments for acquisitions of investments in associates		(3,466)	(2,977)	—
Proceeds from disposal of oil and gas properties (1)		—	14,150	—
Cash received by AFBN assets acquisition	29.3.10	—	6,203	—
Interest received	11.1	809	65	822
Proceeds from disposal of other financial assets		336	—	—

Net cash flows (used in) investing activities		(582,712)	(295,456)	(156,099)

Cash flows from financing activities:
Proceeds from borrowings	18.2	128,788	358,093	201,728
Payment of borrowings cost	18.2	(1,670)	(3,326)	(2,259)
Payment of borrowings principal	18.2	(195,091)	(284,695)	(98,761)
Payment of borrowings interest	18.2	(34,430)	(54,636)	(43,756)
Payment of lease	15	(11,494)	(8,911)	(9,067)
Share repurchase	21.1	(29,304)	—	—
Payment of other financial liabilities, net of restricted cash and cash equivalents	32	—	—	(16,993)

Net cash flows (used in) provided by financing activities		(143,201)	6,525	30,892

Net (decrease) increase in cash and cash equivalents		(36,142)	112,462	(31,428)
Cash and cash equivalents at beginning of year	20	311,217	201,314	234,230
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents		(33,119)	(2,559)	(1,488)
Net (decrease) / increase in cash and cash equivalents		(36,142)	112,462	(31,428)

Cash and cash equivalents at end of year	20	241,956	311,217	201,314

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		138,543	80,321	82,298
Changes in well plugging and abandonment with an impact in property, plant and equipment	13/22.1	(713)	2,112	(366)
AFBN assets acquisition	29.3.10	—	69,693	—
Acquisition of Mexico’s exploration assets	29.3.11	—	6,174	—
Disposal of Mexico’s exploration assets	29.3.11	—	(5,126)	—

(1)
Including 15,000 received for the transfer of working interests in Coirón Amargo Sur Oeste (“CASO”) concession (see Note 29.3.4) net of 850 from payments related to the transfer of Mexico’s exploration assets (see Note 29.3.11).

Notes 1 through 36 are an integral part of these consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)
Note 1. Group information
1.1 Company general information
Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”), on July 28, 2017.
On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V. changed the Company’s corporate name to “Vista Energy S.A.B. de C.V.”.
The Company made an initial public offering in the New York Stock Exchange (“NYSE”) on July 25, 2019 and started operating under ticker symbol “VIST” as from the following day. It issued additional Series A shares in the Mexican Stock Exchange (“BMV by Spanish acronym) on the same date under ticker symbol “VISTA” (see Note 21.1).
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
As of December 2022, the Company’s upstream operations through its subsidiaries are as follows:
In Argentina
In the Neuquén basin:

(i)
100% in 25 de Mayo - Medanito SE; Jagüel de los Machos; Entre Lomas Neuquén; Entre Lomas Río Negro; and Jarilla Quemada and Charco del Palenque (in Agua Amarga area) conventional operating concessions (operated);

(ii)	100% in Bajada del Palo Oeste and Bajada del Palo Este unconventional operating concessions (operated);

(iii)	84.62% in Coirón Amargo Norte conventional operating concession (operated);

(iv)	90% in Águila Mora unconventional operating concession (operated);

(v)	100% in Aguada Federal unconventional operating concession (operated) (see Note 1.2.1);

(vi)	100% in Bandurria Norte unconventional operating concession (operated) (see Note 1.2.1).
In the Northwest basin:

(i)	1.5% in Acambuco conventional nonoperating concession (not operated).
In Mexico

(i)	100% in CS-01 area (operated).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

See Note 29.3 for further information on the Company’s working interests in oil and gas exploitation concessions.
Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.
1.2 Significant transactions for the year
1.2.1 Acquisition of 50% of operated working interest in the unconventional concessions of Aguada Federal and Bandurria Norte in Vaca Muerta (“acquisition of AFBN assets”)
On January 17, 2022, the Company, through its subsidiary Vista Energy Argentina S.A.U, formerly known as Vista Oil & Gas Argentina S.A.U (“Vista Argentina”), acquired a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions (“the Assets”), from Wintershall DEA Argentina S.A. (“Wintershall”).
Vista agreed to pay a purchase price of 140,000, of which 90,000 was paid on the date of the transaction, and the remaining 50,000, will be payable in 8 (eight) equal quarterly instalments starting on April 2022. During the year ended December 31, 2022, Vista paid to Wintershall, 4 (four) equal instalments of 6,250, and the liabilities related to such transaction stand at 23,880, recognized at present value (see Note 26 and 34).
As result of this transaction, Vista recognized an addition of 68,743 in “Property, plant and equipment” (see Note 13), and the transaction effectively cancels the carry consideration of 77,000 the Company had assumed on September 16, 2021.
The effective date of the transaction was January 1, 2022. On September 14, 2022, the Province of Neuquén issued Presidential Decrees No. 1,851/22 and No. 1,852/22 approving the assignment by Wintershall to Vista Argentina of the assets located in the Bandurria Norte and Aguada Federal areas, respectively.
For further information on these concessions, see Note 29.3.10.
1.2.2 Joint investment agreement (“farmout agreement II”) signed with Trafigura Argentina S.A. (“Trafigura”) in Bajada del Palo Oeste area
On October 11, 2022, the Company, through its subsidiary Vista Argentina entered into a second farmout agreement with Trafigura, whereby it undertook to develop 3 (three) pads in Bajada del Palo Oeste area (“farmout agreement II”).
By virtue of the farmout agreement II, a joint venture was established and Trafigura was entitled to contractual rights for 25% of hydrocarbon output in the pads under the agreement and bear 25% of investment costs, as well as royalties and direct taxes. As part of the farmout agreement II, Trafigura agreed to pay to Vista Argentina 1,700 for each tied-in
well (equivalent to 6,800 for a
4-well
pad). As of December 31, 2022, no wells related to this agreement have been connected.
Vista Argentina maintains the operation in Bajada del Palo Oeste and 100% of the ownership. It also maintains its rights over 75% of hydrocarbon output in relation to the pads included in the farmout agreement II, and bear 75% of investment costs, as well as royalties, direct taxes and remainder operating and midstream costs.
The effective date of the transaction was October 1, 2022.
For further information on this concession, see Note 29.3.2.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 2. Basis of preparation and material accounting policies
2.1 Basis of preparation and presentation
The accompanying consolidated financial statements as of December 31, 2022, and 2021, and for the years ended
December 31, 2022, 2021 and 2020, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.
These consolidated financial statements were approved for issuance by the Shareholders´ meeting on April 24, 2023, and the subsequent events through that date are considered (see Note 36).
2.2 New accounting standards, amendments and interpretations issued by the IASB
2.2.1 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company
Amendments to IAS 37: Provisions, contingent liabilities and contingent assets - Onerous contracts and costs of fulfilling
An onerous contract is a contract under which the unavoidable of meeting the obligations under the contract costs, exceed the economic benefits expected to be received under it.
The amendments specify that when assessing whether a contract is onerous or not, an entity needs to include costs that relate directly to a contract. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.
The amendments had no impact on the Company’s consolidated financial statements as it does not have costs of fulfilling contracts.
Amendments to IAS 16: Property, Plant and Equipment - Proceeds before Intended Use
In May 2020, the IASB issued amendments to IAS 16, prohibits Companies deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.
Therefore, such amendments establishe an entity must be recognizes the amount proceeds from selling of property, plant and equipment, and the related costs of producing, in the statements of profit or loss and other comprehensive income.
The amendments had no impact on the Company’s consolidated financial statements as the current accounting policies are aligned to the amendments.
IFRS 9 Financial Instruments – “10% test” for derecognition of financial liabilities
The amendment details the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original (“10% test”). In this sense, the amendment includes into the computable fees, those paid or received between the borrower and the lender.
The amendments had no impact on the consolidated financial statements as the current accounting policies are aligned to the amendments.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.2.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective
Amendments to IAS 1: Presentation of financial statements - Disclosure of Accounting Policies
In February 2021, the IASB issued amendments to IAS 1, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures, replacing “significant” with a requirement to disclose their “material” accounting policies.
According to IAS 1, an accounting policy is material if, together with other information contained in the financial statements, it can be expected to influence the decisions made by users of the financial statements.
The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted.
The amendments will not have impact on the Company’s consolidated financial statements, actually they were applied in the Company´s accounting policies.
Amendments to IAS 8: Accounting policies, changes in accounting estimates and errors – Definition of accounting estimates
In February 2021, the IASB issued amendments to IAS 8, in which it clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.
The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors.
The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and earlier application is permitted as long as this fact is disclosed.
The amendments are not expected to have a material impact on the Company’s consolidated financial statements.
Amendments to IAS 12: Income taxes - Deferred tax related to assets and liabilities arising from a single transaction
On May 7, 2021, the Board issued amendments to IAS 12, related to assets and liabilities arising from a single transaction, that result in the recognition of a simultaneous asset and liability, such as right-of-use
assets and lease liabilities or the initial recognition of well plugging and abandonment obligations.
The purpose of such amendments is to limit the application of the exemption from the initial recognition of deferred tax assets and liabilities in certain single transactions.
The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and earlier application is permitted as long as this fact is disclosed.
The Company is currently assessing the impact of the amendments.
2.3 Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries.
2.3.1 Subsidiaries
Subsidiaries are all entities over which the Company has control, which occurs if and only if the Company has all the following:

(i)	Power over the entity;

(ii)	Exposure or rights to variable returns from its involvement with the entity; and

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(iii)	The ability use its power over the entity to affect the amount of the investor’s returns.
The Company reassesses whether it controls a subsidiary if facts and circumstances indicate that there are changes to 1 (one) or more of the 3 (three) elements of control mentioned above.
When the Company has less than a majority of the voting rights of an investee, it has power over the latter when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.
The Company assesses all facts and circumstances to determine whether voting rights are sufficient to give it power over an entity, including:

(i)	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

(ii)	potential voting rights held by the Company, other vote holders or other parties;

(iii)	rights arising from other contractual arrangements; and

(iv)
any additional facts and circumstances that indicate the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meeting.

Relevant activities are those that most significantly affect the subsidiary’s performance, such as the ability to approve an operating and capital budget and the power to appoint Management personnel. These decisions show that the Company has rights to direct a subsidiary’s relevant activities.
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
Intercompany transactions, balances and income or losses are deleted. The subsidiaries’ financial statements are adjusted when needed to align their accounting policies to the Company’s accounting policies.
Below are the Company’s main subsidiaries:

Subsidiary name	Equity interest			Place of business	Main activity
	December 31, 2022	December 31, 2021	December 31, 2020
Vista Energy Holding I, S.A. de C.V. (“Vista Holding I”) (1)	100%	100%	100%	Mexico	Holding company
Vista Energy Holding II, S.A. de C.V. (“Vista Holding II”) (1)	100%	100%	100%	Mexico	Exploration and production (2)
Vista Energy Holding III, S.A. de C.V. (1)	100%	100%	100%	Mexico	Services
Vista Energy Holding IV, S.A. de C.V. (1)	100%	100%	100%	Mexico	Services
Vista Oil & Gas Holding V B.V.	100%	100%	100%	Netherland	Holding company
Vista Complemento S.A. de C.V. (3)	—%	100%	100%	Mexico	Services
Vista Holding VII S.á.r.l.	100%	100%	—%	Luxembourg	Holding company
Vista Argentina	100%	100%	100%	Argentina	Exploration and production (2)
Aleph Midstream S.A. (“Aleph”)	100%	100%	100%	Argentina	Services (4)
Aluvional S.A. (“Aluvional”)	100%	100%	100%	Argentina	Mining and industry
AFBN S.R.L. (“AFBN”)	100%	100%	—%	Argentina	Exploration and production (2)
VX Ventures Asociación en Participación	100%	100%	—%	Mexico	Holding company

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(1)
On April 27, 2022, the Companies changed their names to Vista Energy Holding I, S.A. de C.V., Vista Energy Holding II, S.A. de C.V., Vista Energy Holding III, S.A. de C.V., and Vista Energy Holding IV, S.A. de C.V., formerly known as Vista Oil & Gas Holding I, S.A. de C.V., Vista Oil & Gas Holding II, S.A. de C.V., Vista Oil & Gas Holding III, S.A. de C.V., and Vista Oil & Gas Holding IV, S.A. de C.V., respectively.

(2)	Its refers to the exploration and production of Natural gas and Crude oil.
(3)	Subsidiary merged with Vista Holding II on January 1, 2022.
(4)	Including operations related to the capture, treatment, transport and distribution of hydrocarbons and derivatives.
The Company’s shares in the subsidiaries’ voting rights are the same as its interest in capital.
2.3.2 Changes in interests
Changes in the Company’s working interests in the subsidiaries that do not result in a change in control of the subsidiary are accounted for as equity transactions. The carrying amount of the Company’s interests is adjusted to reflect the changes in interests in the subsidiaries.
When the Company ceases to consolidate or book a subsidiary for loss of control, joint control or significant influence, any retained working interest in the entity is remeasured at fair value with the change in the carrying amount recognized in the statements of profit or loss and other comprehensive income. This fair value becomes the initial carrying amount for the purposes of subsequently booking retained interest as the associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in relation to such entity is booked as if the Company had directly disposed of the related assets or liabilities. This may mean that the amounts previously recognized in other comprehensive income are reclassified to the statements of profit or loss.
If the working interest in a joint venture or associate is reduced, but the entity retains the joint control or significant influence, only a proportion of the previously recognized amounts in other comprehensive income is reclassified to the statements of profit or loss.
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
When the Company carries out activities under joint operations, the Company as a joint operator, to recognize in proportion to its interest in the joint arrangement:

(i)	Its assets and liabilities held jointly;

(ii)	Its revenue from the sale of its share of the output of the joint operation;

(iii)	Its revenue from the sale of its share of the output of the joint operation; and

(iv)	Its expenses, including its share of any expenses incurred jointly.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company books its assets, liabilities, revenues and expenses related to its interest in a joint operation according to the IFRS applicable to specific assets, liabilities, revenues and expenses. They were included in the consolidated financial statements in the related accounts. Interest in joint operations were based on the latest financial statements or financial information available as of every year-end
considering significant subsequent events and transactions, and management information available. The financial information of the joint operations are adjusted, if needed, so that the accounting policies are consistent with the Company’s accounting policies.
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
See Notes 1 and 29 for further information on the Company’s joint operations.
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
The costs related to the acquisition are booked as incurred expenses. Goodwill is an excess of:

(i)	The consideration transferred; and

(ii)	The fair value of net identifiable assets acquired.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The Company has a maximum period of 12 (twelve) months from the date of acquisition to finalize the acquisition accounting. When it is incomplete as of the end of the year in which the business combination takes place, the Company reports provisional amounts.
For the years ended December 31, 2022, and 2021, transactions carried out by the Company are not business combinations. As detailed in Note 29.3.4 and 31, during the year ended December 31, 2020, the Company acquired an additional participation in the Coirón Amargo Norte Joint operating concession, which was accounted for as a business combination.
2.4 Summary of material accounting policies
2.4.1 Segment information
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
Subsequent costs are included in the carrying amount of the asset or are recognized as a separate asset, as the case may be, only when it is probable that future economic benefits may flow to the Company and the cost of the asset may be measured reliably, otherwise such costs are charged to profit or loss during the reporting period in which they are incurred.
Works in progress are measured based on the level of progress and are booked at cost less any impairment loss, of applicable.
Profit and loss from the sale of property, plant and equipment is calculated by comparing the consideration received with the carrying amount of the date in which the transaction was carried out.
2.4.2.1 Depreciation methods and useful lives
Estimated useful lives, residual values and the depreciation method are reviewed at every period-end,
and changes are recognized prospectively. An asset is impaired when its carrying amount exceeds its recoverable amount.
The Company amortizes drilling costs applicable to productive and in development, productive wells, machinery and facilities, according to the unit of production method (“UDP” by Spanish acronym), applying the proportion of Crude oil and Natural gas produced to prove and develop Crude oil and Natural gas reserves, as the case may be. The cost of acquisition of oil and gas properties is amortized applying the proportion of produced Crude oil and Natural gas to total estimated Crude oil and Natural gas proved reserves.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The costs of acquiring properties with unproved reserves and unconventional resources are valued at cost, and their recoverability is assessed regularly based on geological and engineering estimates of the reserves and resources expected to be proved during the life of each concession and are not depreciated.
Capitalized costs related to the acquisition of properties and the extension of concessions with proved reserves were depreciated per field based on a production unit by applying the proportion of produced Crude oil and Natural gas to estimated proved oil and gas reserves.
The Company’s remainder items of property, plant and equipment (including significant identifiable components) are depreciated using the straight-line method based on their estimated useful lives, as detailed below:

Buildings	50 years
Machinery and installations	10 years
Equipment and furniture	10 years
Vehicles	5 years
Computer equipment	3 years
Land does not depreciate.
2.4.2.2 Assets for oil and gas exploration
The Company adopts the successful effort method to account for its oil and gas exploration and production activities.
This method implies the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploration wells arising from the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells; and (iv) estimated well plugging and abandonment obligations.
Exploration and evaluation involve the search for hydrocarbon resources, the assessment of its technical viability and the assessment of the commercial feasibility of an identified resource.
According to the successful effort method, exploration costs such as geological and geophysical (“G&G”) costs, excluding the costs of exploration wells and 3D seismic testing in operating concessions, are expensed during the period in which they are incurred.
Once legal exploration rights are obtained, the costs directly related to an exploration well are capitalized as intangible exploration and evaluation assets until the well is completed and results are assessed. These costs include compensation to directly attributable employees, materials used, drilling costs and payments to contractors.
The drilling costs of exploration and completion wells are capitalized until it is established that there are proved reserves and the commercial development is justified. If no reserves are found, these drilling costs are charged as expenses in an unproductive well.
An exploration well may occasionally determine the existence of Crude oil and Natural gas reserves but cannot be classified as proved when the drilling is completed, subject to further evaluation (for example, drilling of additional wells), but it is probable that that they may be developed commercially. In these cases, costs continue to be capitalized provided that the well has found a sufficient quantity of reserves to justify its completion as a producing well and the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.
These capitalized costs are subject to technical, commercial and administrative review, and a review of impairment indicators at least once a year. When there is sufficient management information indicating impairment, the Company conducts an impairment test according to the policies described in Note 3.2.2.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Estimated well plugging and abandonment obligations in hydrocarbon areas, discounted at a risk-adjusted rate, are capitalized in the cost of assets and are amortized using the UDP method. A liability for the estimated value of discounted amounts payable is also recognized. Changes in the measurement of these obligations as a consequence of changes in the estimated term, the cost or discount rate are added to or deducted from the cost of the related asset.
Asset swaps that only involve exploration and evaluation assets are booked at the carrying amount of the asset delivered and no profit or loss is recognized.
2.4.2.3 Rights and Concessions
Rights and concessions are booked as part of property, plant and equipment and are depleted on the UDP over the total proved developed and undeveloped reserves of the relevant area. The calculation of the UDP rate for the depreciation / amortization of development costs considers expenses incurred to date and authorized future development expenses.
2.4.2.4 Intangible assets
a) Goodwill
Goodwill arises during a business acquisition and represents the excess of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is measured at cost less cumulative impairment losses. There is no subsequent reversal of impairment in goodwill.
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
b) Other intangible assets
Other intangible assets acquired separately are measured using the cost model; after initial recognition, the asset is valued at cost less amortization and any subsequent accumulated impairment loss.
Intangible assets are amortized using the straight-line method; software licenses are amortized over their estimated 3 (three) year useful life. The amortization of these assets is recognized in the statements of profit or loss and other comprehensive income.
The estimated useful life, residual value and amortization method are reviewed at every period-end,
and changes are recognized prospectively. An asset is impaired when its carrying amount exceeds its recoverable amount.
2.4.3 Leases
The Company has lease contracts for various items of buildings, and plant and machinery, which are recognizes under IFRS 16.
The Company recognizes
right-of-use
assets at the commencement date of the lease (i.e., on the date when the underlying asset is available for use).
Right-of-use
assets are measured at cost, net of the accumulated depreciation and impairment losses, and are adjusted by the remeasurement of lease liabilities. The cost of right-of-use
assets includes the amount for recognized lease liabilities, direct costs initially incurred, and lease payments made until the commencement date less the lease incentives received. Unless the Company is reasonably certain that it will obtain the ownership of the leased asset at the end of the lease term, recognized right-of-use
assets are depreciated under the straight-line method during the shortest of its estimated useful life and the lease term.
Right-of-use
assets are subject to impairment. See Note 3.2.2 for further detail on the accounting policy to assess nonfinancial asset impairment.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The Company applies the exemption to recognize short-term leases of machinery and equipment (i.e., those leases for a term under 12 months as from the commencement date with no call option). Also, the low-value
asset exemption also applies to
low-value
items. The lease payments of
low-value
assets are recognized as expenses under the straight-line method during the lease term.
The Company determines the lease term as the noncancellable lease term, together with any period covered by an option to extend the agreement if it is reasonably certain that it will exercise that option. The Company applies its judgment upon assessing whether it is reasonably certain that it will exercise the option to renew the agreement. After the commencement date, the Company reassesses the lease term if there is a significant event or change in the circumstances under its control that affects its capacity to exercise (or not) the option to renew the agreement.
2.4.4 Impairment of nonfinancial assets other than goodwill
Other nonfinancial assets with a definite useful life undergo impairment tests whenever events or changes in circumstances have indicated that their carrying value may not be recoverable. When the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized for the value of the asset. An asset’s recoverable amount is the higher of (i) the fair value of an asset less costs of disposal and (ii) its value in use.
Assets are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or CGUs. Amortized nonfinancial assets are reviewed for potential reversal of impairment at the end of each reporting period.
See Notes 3.2.1 and 3.2.2 for further information on impairment of nonfinancial assets.
2.4.5 Foreign currency translation
2.4.5.1 Functional and presentation currency
The functional currency of the Company is the USD, the currency of the primary economic context in entity operates. To determine the functional currency, the Company makes judgments to identify the primary economic context and reconsiders the functional currency in the event of a change in conditions that may determine the primary economic context.
The presentation currency of the Company is USD.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Monetary balances in foreign currency are converted at each country’s official exchange rate as of every year-end.
2.4.6 Financial instruments
2.4.6.1 Financial assets
2.4.6.1.1 Classification
2.4.6.1.1.1 Financial assets at amortized cost
Financial assets are classified and measured at amortized cost provided that they meet the following criteria:

(i)	the purpose of the Company’s business model is to maintain the asset to collect the contractual cash flows; and

(ii)	contractual conditions, on specific dates, give rise to cash flows only consisting in payments of principal and interest on the outstanding principal
2.4.6.1.1.2 Financial assets at fair value
If any of the aforementioned criteria is not met, the financial asset is classified and measured at fair value through the consolidated statements of profit or loss and other comprehensive income.
All investments in equity instruments are measured at fair value. The Company has no capital investments as of December 31, 2022, and 2021.
2.4.6.1.2 Recognition and measurement
Upon initial recognition, the Company measures a financial asset at its fair value plus, the transaction costs that are directly attributable to the acquisition of the financial asset.
The Company reclassifies financial assets when and only when it changes its business model for managing these assets.
Accounts receivable for services rendered or hydrocarbons delivered but not invoiced, and other accounts receivable are measured at amortized cost less the allowance for expected credit losses, if applicable.
2.4.6.1.3 Impairment of financial assets
The Company recognizes an allowance for Expected Credit Losses (“ECL”) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between contractual cash flows owed and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.
For trade and other receivables, the Company calculates an allowance for ECL at each reporting date.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
2.4.6.2 Financial liabilities and equity instruments
2.4.6.2.1 Classification as liabilities or equity
Liabilities and equity instruments issued by the Company are classified as financial liabilities or equity according to the substance of the agreement and the definition of financial liabilities and equity instruments.
A contractual agreement is classified as a financial liability and is measured at fair value. The changes in fair value are recognized in the consolidated statements of profit or loss and other comprehensive income.
2.4.6.2.2 Equity instruments
An equity instrument is any agreement that evidences an interest in the Company’s net assets and is recognized for the amount of profit earned for the issuance of the equity instrument, net of direct issuance costs.
2.4.6.2.3 Compound financial instruments
The component parts of a compound instrument issued by the Company are classified separately as financial liabilities and equity instruments according to the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. An equity instrument is a conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of Company own equity instruments.
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
Transaction costs related to the issuance of compound financial instruments are allocated to liability and equity components in proportion to the allocation of gross proceeds. Transaction costs related to the equity component are recognized directly in equity. Transaction costs related to the liability component are included in the carrying amount of liability component and are amortized throughout the life of negotiable obligations using the effective interest method.
2.4.6.2.4 Financial liabilities
All financial liabilities are initially recognized at fair value and after that, at their amortized cost using the effective interest method or at Fair Value Through Profit or Loss (“FVTPL”). Borrowings are recognized initially at fair value, net of transaction costs incurred.
Financial liabilities related to purchasing value units (“UVA” by Spanish acronym) are adjusted by the benchmark stabilization coefficient (“CER” by Spanish acronym) at each closing date, recognizing the effects on “Other financial income (expense)”.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
Borrowings are classified as current or noncurrent according to the period for settling obligations according to contractual agreements. Borrowings are current when they are settled within 12 (twelve) months after the reporting period.
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
In Note 5.1 was broken down by (i) product type and (ii) distribution channels. All Company revenue is recognized at a point in time.
2.4.7.2 Contract balances
Contract assets
A contract asset is defined as the right to obtain a consideration in exchange for the goods or services transferred to the customer. Should goods or services be transferred before receiving the agreed-upon payment or consideration, a contract asset is recognized for the consideration received. The Company has no contract assets as of December 31, 2022 and 2021.
Trade and other receivables
A receivable represents the Company’s right to receive a consideration that is unconditional; that is to say, it only requires the passage of time before the payment of consideration falls due.
Contract liabilities
A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration. If the customer pays consideration before the Company transfers the goods or services, it recognizes a contract liability. When the Company fulfills its obligations according to the agreement, liabilities are recognized as revenue. The Company has no contract liabilities as of December 31, 2022, 2021 and 2020.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.7.3 Other operating income
Other operating income is mainly related to gain from farmout agreement mentioned in Note 29.3.2.1 and 29.3.2.2, and the provision of services to third parties that are not directly related to the main activity. The Company recognizes revenue over time using an input method to measure progress toward service completion because the customer simultaneously receives and consumes the benefits provided by the Company.
2.4.8 Inventories
Inventories are made up of Crude oil, materials and spare parts, and they are measured at the lower of cost and net realizable value.
The cost of inventories includes production expenses and other costs incurred in bringing the inventories to their present location and condition to make the sale; and is determined using the weighted average cost method.
The net realizable value is the estimated selling price in the ordinary course of business less the estimated direct costs necessary to make the sale.
The recoverable amount of these assets is assessed at each reporting date, and the resulting loss is recognized in the consolidated statements of profit or loss and other comprehensive income.
Significant materials and spare parts, that the Company expects to use for more than 12 (twelve) months, are included in “Property, plant and equipment”.
2.4.9 Cash and cash equivalents
For the presentation of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, demand deposits in financial institutions and other short-term highly liquid investments originally maturing in 3 (three) or less months, readily convertible into known cash amounts and subject to insignificant risk of changes in value.
Overdrafts in checking accounts, if any, are disclosed within current liabilities in the consolidated statement of financial position. They are not disclosed in the consolidated statement of cash flows as they do not comprise the Company’s cash and cash equivalents.
2.4.10 Equity
Changes in equity were accounted for according to legal or regulatory standards; and Company decisions and the Company’s accounting policies and decisions.
a) Capital stock
Capital stock is made up of shareholder contributions. It is represented by outstanding shares at nominal value. Capital stock is made up of series “A” and “C” shares.
b) Other equity instruments
The other equity instruments are related to a capital stock for the year with no cash payment of warrants approved by the Regular Warrant Holders’ Meeting held on October 4, 2022 (see Note 21.1).
c) Legal reserve
Under Mexican Business Associations Law, the Company is required to allocate 5% of net profit for the year to increase the statutory reserve until it is equal to 20% of capital based on the Company’s nonconsolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

d) Share repurchase reserve
The Company’s share repurchase is subject to Mexico’s Securities Market Law provisions and should be approved by the Company’s Board in compliance with the following requirements:

(i)	it should be made in an authorized stock exchange in Mexico;

(ii)	it should be carried out at market price unless it involves public offerings authorized by the Mexican Banking and Securities Commission (“CNVB” by Spanish acronym).
The Regular Shareholders’ Meeting will agree the maximum amount that the Company may earmark for the share repurchase.
e) Other accumulated comprehensive income (losses)
Other comprehensive income comprises actuarial gains and losses for defined benefit plans and the related tax effect.
f) Accumulated profits (losses)
Accumulated profits or losses comprise retained earnings or accumulated losses that was not distributed, the amounts transferred from other comprehensive income and prior-year adjustments. They may be distributed as dividends by Company decision, provided that they are not subject to legal or contractual restrictions.
Similarly, for capital reduction purposes, these distributions will be subject to income tax assessment according to the applicable rate, except for remeasured contributed capital stock or distributions from the net taxable profit account (“CUFIN, by Spanish acronym).
2.4.11 Employee benefits
2.4.11.1 Short-term obligations
Salaries and payroll taxes expected to be settled within 12 (twelve) months after period-end
are recognized for the amounts expected to be paid upon settlement and are disclosed in “Salaries and payroll taxes” current in the consolidated statement of financial position.
Costs related to compensated absences, such as vacation, are recognized as they are accrued.
In Mexico, the employees’ share in profit (“PTU, by Spanish acronym”) is paid to qualifying employees; is calculated using the income tax base, except for the following:

(i)	The employees’ share in Company profit paid during the year or prior-year tax losses pending application; and

(ii)	Payments that are also exempt for employees.
The PTU is recognized in the consolidated statements of profit or loss and other comprehensive income.
Mexico Labor Law Reform introduces a limit to the amount payable for employees’ share in profit; the PTU amount allocated to each worker should not exceed the higher of the equivalent to three months of their current salary or the average PTU collected by the employee over the previous three years. Should the PTU assessed be lower than or equal to such cap, the PTU incurred will be determined by applying 10% of the Company’s taxable profit. Should the incurred PTU exceed such limit, the cap should be applied, and it will be considered the PTU incurred for the period.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.11.2 Employee benefits
The Company operates a defined benefit plan described in Note 23. Employee defined benefit plans are related to a series of pension benefits that an employee will receive at retirement, depending on 1 (one) or more factors, such as age, years of service and compensation. According to the conditions established in each plan, the benefit may consist of a single payment or payments supplementary to pension system payments.
The cost of employee defined benefit plans is recognized periodically according to the contributions made by the Company.
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
2.4.12 Borrowing costs
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
For the years ended December 31, 2022, 2021 and 2020, the Company has not capitalized borrowings costs because it had no qualifying assets, except for interest on lease liabilities disclosed in Note 15.
2.4.13 Provisions and contingent liabilities
The Company recognizes provisions when the following conditions are met: (i) it has a present or future obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate can be made. No provisions for operating future losses are recognized.
In the case of provisions in which the time value of money is significant, as is the case of well plugging and abandonment and environmental remediation, these provisions are determined as the present value of the expected cash outflow for settling the obligation. Provisions are discounted at a pre-tax
discount rate that reflects current market conditions as of the date of the statement of financial position and, as the case may be, the risks specific to the liability. When the discount is applied, the increase in the provision due to the passage of time is recognized as a financial cost in the consolidated statements of profit or loss and other comprehensive income.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Contingent liabilities are: (i) potential obligations from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of uncertain future events not wholly within the entity’s control; or (ii) present obligations from past events that will not likely require an outflow of resources for its settlement, or which amount cannot be estimated reliably.
The Company outlines of contingent liabilities in the notes to the consolidated financial statements (see Note 22.3).
Contingent liabilities which probability is remote are not disclosed.
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
2.4.14 Income tax
Income tax for the period includes current and deferred income tax. Income tax is recognized in the consolidated statements of profit or loss and other comprehensive income except if it is related to items recognized in other comprehensive income or directly in equity.
Current and deferred tax assets and liabilities were not discounted and are stated at nominal values.
Income tax rates effective in Argentina and Mexico stand at 35% and 30% as of December 31, 2022 and 2021, respectively. For further information, see Note 16 and 31. Both rates amounted to 30% as of December 31, 2020 (see Note 33).
2.4.14.1 Current income tax
The Company recognizes a current income tax liability as of every year-end,
calculated based on effective laws enacted by the related tax authorities.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company regularly assesses the positions adopted in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation. When tax treatments are uncertain and it is probable that a tax authority will accept the tax treatment afforded by the Company, income tax is recognized according to their calculations and interpretations. If it is not considered likely, the uncertainty is shown using the most likely amount method or the expected value method depending on the method that best predicts the resolution to the uncertainty.
2.4.14.2 Deferred income tax
Deferred income tax is calculated using the liability method by comparing the tax bases of assets and liabilities and their carrying amounts in the financial statements to assess temporary differences.
Deferred tax assets and liabilities are booked at nominal values and measured at the tax rates that are expected to apply to the period in which the liability is settled or the asset realized based on tax rates (and tax laws) enacted as of period-end.
Deferred income tax assets and liabilities are only offset when there is a legally enforceable right and they are related to income tax levied by the same tax authority in the same taxable entity or another one provided that there is the intention to settle the balances on a net basis.
Deferred income tax assets are recognized only insofar as it is probable that future taxable profit will be available and may be used to offset temporary differences. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient profit will be available to allow all or part of the asset to be recovered.
2.4.15 Share-based payments
Company employees (including senior executives) receive shared-based compensation; employees render services as consideration for equity instruments (equity-settled transactions).
Equity-settled transactions
The cost of equity-settled transactions is determined by the fair value at vesting date using a proper valuation method (see Note 34).
Such cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Share-based payments” along with the related capital increase during the period in which the service is rendered and, as the case may be, performance conditions are met (the vesting period). Cumulative expenses recognized for equity-settled transactions at each reporting date until vesting date show the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be vested. Expense or credit in the consolidated statements of profit or loss and other comprehensive income represents the movement in cumulative expenses recognized at the beginning and end of such period.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
On March 22, 2018, the Company approved a Long-Term Incentive Plan (“LTIP”) consisting of a plan so that the Company and its subsidiaries may attract and retain talented persons such as officers, directors, employees and consultants. The LTIP includes the following mechanisms for rewarding and retaining key personal: (i) stock option plan; (ii) restricted stock and; (iii) performance restricted stock, thus accounted under IFRS 2 Share-Based Payment as detailed above (see Note 34).
a) Stock option plan (“SOP”) (equity-settled)
The stock option plan gives the participant the right to buy a number of shares over certain term. The cost of the equity-settled plan is measured at grant date considering the specific terms and conditions. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Share-based payments”.
b) Restricted stock (“RS”) (equity-settled)
Certain Company key employees receive additional benefits are met through a stock option plan denominated in restricted stock, which has been classified as an equity-settled share-based payment. The cost of the equity-settled plan is measured at grant date considering the specific terms and conditions. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Share-based payments”.
c) Performance restricted stock (“PRS”) (equity-settled)
The Company grants PRS to key employees, which entitle them to receive PRS after having reached certain performance targets over a service period. PRS are classified as equity-settled share-based payments. The cost of the equity-settled plan is measured at grant date considering the specific terms and conditions. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under “Share-based payments”.
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
The associates’ financial statements used to apply the equity method were prepared using the same accounting period as of December 31, 2022 and 2021, and the same accounting policies employed in preparing these consolidated financial statements.
The Company’s interests in the associates’ net profits or losses, after acquisition, are recognized in the statements of profit or loss and other comprehensive income.
As of December 31, 2022 and 2021, the Company valued these investments at acquisition cost without recognition of the equity method.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.17 Going concern
The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to meet expected financing, operating and investing requirements. Sensitivity tests are conducted to disclose the latest expense expectations, Crude oil and Natural gas prices and other factors so that the Group may manage risk.
Considering the macroeconomic context, the result of operations and the Group’s cash position as of December 31, 2022 and 2021, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these consolidated financial statements were prepared on a going concern basis.
2.5 Regulatory framework
A-
Argentina
2.5.1 Regulatory framework for the oil and gas activity
In Argentina, oil and gas exploration, exploitation, transport and trade is governed by Law No. 17,319, amended by Law No. 27,007.
Below are the main changes introduced by Law No. 27,007:
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
2.5.2 Gas market
2.5.2.1 Argentine promotion plan to stimulate Natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)
On November 13, 2020, through Presidential Decree No. 892/2020, the Argentine Executive approved Gas IV Plan, whereby it declared that the promotion of Natural gas production is both a matter of public interest and a priority.
Moreover, through Presidential Decree No. 730/2022 of November 3, 2022, the Argentine government replaced Presidential Decree No. 892/2020, thus extending the term of the Gas IV Plan through December 31, 2028.
On December 15, 2020, through Resolution No. 391/2020, the Department of Energy awarded volumes and prices, for which the Company entered into agreements with Compañía Administradora del Mercado Mayorista Eléctrico SA (“CAMMESA”), Integración Energética Argentina S.A (“IEASA”) and other distribution licensees or subdistributors to supply Natural gas for electric power generation and residential consumption, respectively.
The Company, through its subsidiary Vista Argentina, was awarded a base volume of 0.86 Mcm/day at an average price of 3.29 USD/MMBTU for a four-year period as from January 1, 2021, which was extended through December 31, 2028, by Resolution No. 860/2022 of December 22, 2022.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In 2022, the Company was granted a permit by the Department of Energy to export Natural gas to Chile according to the following volumes:
(i) 0.15 Mcm/day for the period elapsed from January through April 2022;
(ii) a variable volume for May through September 2022; and
(iii) 0.45 Mcm/day for the period elapsed from October 2022 through April 2023.
The Company exported a total of 51.4 Mcm to Chile during the year ended December 31, 2022.
For the years ended December 31, 2022 and 2021, the Company received a net amount of 3,149 and 3,660, respectively.
As of December 31, 2022 and 2021, the receivables related to such plan stand at 3,772 and 1,729, respectively (see Note 17).
2.5.3 Royalties and other canons fees
For the years ended December 31, 2022, 2021, and 2020 royalties apply to total production of conventional and unconventional concessions and are calculated applying 12% to the selling price after discounting certain expenses to convert the cubic meter value of Crude oil, Natural gas and liquefied gas to wellhead prices. Royalties are included in the consolidated statements of profit or loss and other comprehensive income under “Cost of sales.”
The extensions mentioned in Note 29.3 also include an extraordinary production fee equal to 3% in the conventional areas of Entre Lomas, Bajada del Palo, Jagüel de los Machos and 25 de Mayo-Medanito S.E., and 6.5% in Agua Amarga conventional area. In the case of Bajada del Palo and Entre Lomas areas, may increase up to 6% according to the changes in the selling prices of hydrocarbons produced.
B-
Mexico
2.5.4 Exploration and production activities regulatory framework
In 2013, Mexico introduced several amendments to Mexico’s Constitution that led to opening Crude oil, Natural gas and energy to private investments. As part of the energy reform, Petróleos Mexicanos (“PEMEX” by Spanish acronym) transformed from a decentralized public entity into a productive state-owned enterprise.
These amendments also allow private-sector entities to obtain permits for hydrocarbon processing, refinery, trade, transport, storage, import and export.
Mexico’s Hydrocarbon Law (“Hydrocarbon Law”) that preserves state property over subsoil hydrocarbons but allows private companies to assume responsibility for hydrocarbons once extracted. Therefore, empowers private-sector entities to request the granting of a permit from Mexico’s Energy Regulatory Commission (“CRE” by Spanish acronym) to store, transport, distribute, trade and sell hydrocarbons. In addition, private-sector entities can import or export hydrocarbons subject to a permit issued by Mexico’s Ministry of Energy (the “SENER” by Spanish acronym).
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
As part of the reform process mentioned above, the Mexican government gradually lifted controls of gasoline and diesel prices as part of Mexico’s fuel price deregulation. Therefore, as of the date of issuance of these consolidated financial statements, gasoline and diesel selling prices are fully deregulated and determined by the market.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5.5 Royalties and other canons
The consideration payable to the Mexican government will be made up of:
a) Contractual installment for exploration phase
It applies to the areas that do not have a development plan approved by the CNH and it is calculated monthly using the instalment established for each square kilometer comprising the areas covered by the contract.
b) Royalties
Royalties apply to the concessions’ total output and are calculated by applying the contractual percentage to the selling price. The contractual percentage is 45%, which will be adjusted as established in the contract. There is also a variable royalty, which will be applied to each type of hydrocarbon by applying the related rate to the selling price. Royalties are included in the consolidated statements of profit or loss and other comprehensive income under “Cost of sales”.
Note 3. Significant accounting judgements estimates and assumptions
Preparing the consolidated financial statements requires that Management make future judgments and estimates, apply significant accounting judgments and make assumptions that affect the application of accounting policies and the figures for assets and liabilities, revenue and expenses.
The estimates and judgments used in preparing the consolidated financial statements are constantly evaluated and are based on the historical experience and other factors considered to be fair in accordance with current circumstances. Future profit (loss) may differ from the estimates and evaluations made as of the date of preparation of these consolidated financial statements.
3.1 Significant judgments in the application of accounting policies
Below are the significant judgments other than those involving estimates (see Note 3.2) that Management made in applying the Company’s accounting policies and that have a material impact on the figures recognized in the consolidated financial statements.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company measures liabilities based on the best estimate of the present value of future costs using the information currently available and by applying current environmental laws and regulations and the Company’s existing environmental policies.
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
3.1.4 Joint arrangements
The Company assesses whether it has joint control on an arrangement, which requires assessing activities and decisions about these relevant activities that require unanimous consent. The Company determined that the relevant activities for joint arrangements are those related to operating decisions, including the approval of the annual work program and operating expenses; the budget; and the approval of service suppliers. The considerations made to assess joint control are the same as those needed to determine control on subsidiaries as established in Note 2.3.1.
Judgment is also required to classify a joint arrangement. The classification of agreements requires that the Company assess its rights and obligations under the agreement.
An erroneous conclusion on whether an arrangement involves joint control, joint operation or investment in a joint business may materially affect accountability, as established in Note 2.3.3.
3.1.5 Functional currency
The functional currency of the Company and its subsidiaries is the currency of the primary economic context in which each entity operates. The functional currency of the Company and its subsidiaries is USD. To determine the functional currency, the Company makes judgments to identify the primary economic context. It reconsiders the functional currency in case of a change in the events and conditions that may determine the primary economic context.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company has goodwill for 28,888 and 28,416 in the consolidated statement of financial position as of December 31, 2022 and 2021 (see Note 14) related to the initial business combination.
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
No goodwill impairment losses were recognized as of December 31, 2022 and 2021.
3.2.2 Impairment of nonfinancial assets other than goodwill
Nonfinancial assets, including identifiable intangible assets, are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generated Units (“CGUs”). To such end, as of December 31, 2022 and 2021, oil and gas properties in Argentina were grouped into 3 (three) CGUs: (i) operated concessions of conventional oil and gas exploration and production; (ii) operated concessions of unconventional oil and gas exploration and production; and;
(iii) non-operating
concessions of conventional oil and gas exploration and production. Therefore, as of December 31, 2022 and 2021, the Company also identified only 1 (one) CGUs in Mexico: (i) operated concessions of conventional oil and gas exploration and production.
To assess whether there is evidence that a CGU may be impaired, external and internal sources of information are analyzed, provided that the events or changes in circumstances show that the book value of an asset or CGU may not be recovered. Some examples of these events are changes in the Group’s business plans and assumptions on raw material prices and types of discounts, physical damage testing, or, in the case of oil and gas assets, decrease of estimated reserves or increases in estimated future development expenses or dismantling costs, the behavior of Crude oil international prices and demand, the cost of raw materials, the regulatory framework, expected capital investments and changes in demand. Should there be an indication of impairment, the Company estimates the recoverable amount of the asset or CGU.
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
As the initial step in drafting these plans, the Company establishes different assumptions on market conditions, such as oil and Natural gas prices. Moreover, as of December 31, 2022 and 2021, these assumptions consider existing prices, the balance between global supply and demand of Crude oil and Natural gas, oil dynamics markets in Argentina and Mexico, other macroeconomic factors and the historical trends and variability. Upon assessing the value in use, estimated future cash flows are adjusted to consider the specific risks of the group of assets and are discounted at present value using a discount rate after taxes that reflects the current market assessments of the time value of money.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The assessment of whether an asset or CGU is impaired and to which extent involves Company estimates on highly uncertain issues such as the effects of inflation on exploitation expenses, discount rates, production profiles, reserves and resources and commodity future prices, including the prospects for Crude oil and Natural gas supply and demand in international or regional markets. It requires that assumptions be made when assessing the proper grouping of items of property, plant and equipment in a CGU. Actual cash flows and values may differ significantly from expected future cash flows and related amounts obtained using discount techniques, which could create major changes in the accounting values of the Group’s assets.
Based on such analysis, the Company booked for the year ended December 31, 2020, an impairment of 14,044 related to the CGU of operated concessions of conventional oil and gas exploration and production in Mexico and 394 related to the CGU of non-operating concessions of conventional oil and gas exploration and production in Argentina.
For the year ended December 31, 2021, it recognized a reversal in impairment for 14,044 related to the CGU of operated concessions of conventional oil and gas exploration and production in Mexico, mainly related to the recovery of Crude oil prices and the rise in proved reserves.
The Company identified no indications of impairment as of December 31, 2022 and 2021.
Main assumptions used
The Company’s calculation of the value in use related to the aforementioned CGUs is more sensitive to the following assumptions:

	As of December 31, 2022		As of December 31, 2021
	Argentina	Mexico	Argentina	Mexico
Discount rates (after taxes)	11.9%	7.9%	10.4%	6.1%
Discount rates (before taxes)	18.7%	11.6%	16.6%	10.0%
Prices of Crude oil, LPG and Natural gas
Crude oil (USD/bbl) (1)
2022	—	—	73.0	65.8
2023	80.3	72.2	70.1	63.0
2024	92.8	88.3	70.5	63.5
2025	84.0	79.9	65.9	58.9
As from 2026	79.3	78.3	64.6	58.9
Natural gas-local prices (USD/MMBTU) (2)
As from	3.9	3.0	3.3	3.0
LPG-local prices (USD/tn.)
As from	250.4	—	300	—

(1)	The prices correspond to Brent and Maya, for Argentina and Mexico, respectively.
(2)	Millions of British Themal Units (“MMBTU”).

•
Discount rates:
Discount rates represent the present market value of the Company’s specific risks considering the time value of money and the individual risks of the underlying assets that have not been considered in cash flow estimates. The discount rate is calculated based on the Company’s specific circumstances and is derived from the weighted average cost of capital (“WACC”) with the proper adjustments to reflect risks and determine the rate after taxes. The income tax rate used is the tax rate effective in Argentina and Mexico standing at 35% and 30%, respectively. The WACC considers the cost of debt and cost of capital. In calculating the WACC, the Company considered public market data of certain companies deemed comparable (“comparable companies”) based on the industry, region and main activity.

•	Prices of Crude oil, Natural gas and LPG: Expected commodity prices are based on Management estimates and available market data.
The Company considered discounts for Crude oil prices based on the quality of the Crude oil produced in each CGU. The dynamics of the domestic Crude oil and liquid fuels markets in Argentina and Mexico are also considered. The changes in Brent and Maya prices was estimated using the average forecasts prepared by analysts from different banks for Brent and Maya price, respectively.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

To forecast the local price of Natural gas at 9,300 kcal/m
3
(“gas price”), as it is not aligned with international gas pricing and it is influenced by the level of supply and demand in Argentina, Management used the average price received from gas sales in each CGU. Natural gas prices are adjusted linearly by the calorific value of gas produced in each CGU.
The Company’s long-term assumption for Crude oil prices is similar to the recent market price that reflects the judgment that recent prices are consistent with the fact that the market can produce enough oil to meet global demand sustainably in the long term.

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

Sensitivity to changes in assumptions
Regarding the assessment of the value in use as of December 31, 2022, and 2021, the Company considers that there are no reasonably possible changes in any of the abovementioned main assumptions that may cause the carrying amount of any CGU to significantly exceed its recoverable amount, except for the following:

	As of December 31, 2022		As of December 31, 2021
	Argentina (1)	Mexico	Argentina (2)	Mexico

Discount rate	+/- 10%	+/- 10%	+/- 10%	+/- 10%
Carrying amount	- /-	- / -	(98) /-	- / -
Expected prices of Crude oil, Natural gas and LPG	+/- 10%	+/- 10%	+/- 10%	+/- 10%
Carrying amount	- /(41,816)	- / -	- / (31,773)	- / -

(1)	Related to the operated concessions of conventional oil and gas concessions CGU (see Note 36 for further information).
(2)	Related to the operated and non-operating concessions of conventional oil and gas concessions CGU.
The aforementioned sensitivity analysis may not be representative of the actual change in the carrying amount because it is unlikely that the change in the assumptions would occur in isolation as some assumptions may be correlated.
As of December 31, 2022, and 2021, the net carrying amount of property, plant and equipment, intangible assets and right-of-use
assets is disclosed in Notes 13, 14 and 15, respectively.
3.2.3 Current and deferred income tax
3.2.3.1 Current income tax
The Company recognizes a current income tax liability as of every year-end,
calculated according to effective laws enacted by the related tax authorities and, if necessary, provisions are recognized based on the amounts payable to tax authorities; however, there are some transactions and calculations which tax assessment is uncertain as sometimes tax regulations are subject to Company interpretation.
When tax treatments are uncertain and it is probable that a tax authority will accept the tax treatment afforded by the Company, income tax is recognized according to their calculations and interpretations. If it is not considered likely, the uncertainty is shown using the most likely amount method or the expected value method depending on the method that best predicts the resolution to the uncertainty.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.2.3.2 Deferred income tax
Deferred tax assets are reviewed as of each reporting date and are amended according to the probability that the tax base allow the total or partial recovery of these assets. Upon assessing the recognition of deferred tax assets, the Company considers whether it is probable that some or all assets are not realized, which depends on the generation of future taxable profit in the periods in which these temporary differences become deductible. To this end, the Company considers the expected reversal of deferred tax liabilities, future taxable profit projections and tax planning strategies.
The assumptions on the generation of future taxable profit depend on the Company estimates of future cash flows. These estimates are based on expected future cash flows from transactions, which are affected by sales and production volumes; Crude oil and Natural gas prices; operating costs; well plugging and abandonment costs; capital expenses; dividends and other equity management transactions; and the judgment on the application of tax laws effective in each jurisdiction.
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
Well plugging and abandonment liabilities stand at 32,524 and 30,796, as of December 31, 2022, and 2021, respectively (See Note 22.1).
3.2.5 Oil and gas reserves
Oil and gas items of property, plant and equipment are depreciated using the UDP method over total proved reserves (developed and not developed as applicable). Reserves refer to oil and gas volumes that are economically producible in areas in which the Company operates or has (direct or indirect) interests, and over which the Company has exploitation rights, including oil and gas volumes related to service contracts in which the Company has no property rights over the reserves or hydrocarbons obtained and those estimated to be produced by the contractor under these service contracts.
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
The Company uses the information obtained from the reserve calculation in determining the depreciation of assets used in oil and gas areas, and in assessing their recoverability (see Notes 3.2.1, 3.2.2, 13 and Note 35).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
Note 4. Segment information
The CODM is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit (loss) and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.
The CODM considers as a single segment the exploration and production of Crude oil, Natural gas and LPG (including E&P commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.
For the years ended December 31, 2022, 2021, and 2020, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.
The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these consolidated financial statements.
The following chart summarizes noncurrent assets per geographical area:

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Argentina	1,638,973	1,260,851	1,086,308
Mexico	51,316	47,837	18,468

Total noncurrent assets	1,690,289	1,308,688	1,104,776

Note 5. Revenue from contracts with customers

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Goods sold	1,143,820	652,187	273,938

Total revenue from contracts with customers	1,143,820	652,187	273,938

Recognized at a point in time	1,143,820	652,187	273,938

The Company’s transactions and main revenue are described in Note 2.4.7. Revenue is derived from contracts with customers.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

5.1 Information broken down by revenue from contracts with customers

Type of products	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Revenues from Crude oil sales	1,067,997	593,060	236,596
Revenues from Natural gas sales	70,237	54,301	33,575
Revenues from LPG sales	5,586	4,826	3,767

Total revenue from contracts with customers	1,143,820	652,187	273,938

Distribution channels	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Exports from Crude oil	559,563	182,156	94,924
Refineries	508,434	410,904	141,672
Industries	20,093	17,320	17,491
Retail Natural gas distribution companies	18,829	18,351	13,809
Natural gas for electric power generation	16,210	18,461	2,275
Exports from Natural gas	15,105	169	—
LPG sales	5,586	4,826	3,767

Total revenue from contracts with customers	1,143,820	652,187	273,938

5.2 Performance obligations
The Company’s performance obligations are related to the transfer of goods to customers. The E&P business involves all the activities related to Crude oil and Natural gas exploration, development and production. Revenue is mainly derived from the sale of produced Crude oil, Natural gas and LPG to third parties at a point in time.
Note 6. Cost of sales
6.1 Operating costs

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Fees and compensation for services	66,155	53,024	46,218
Salaries and payroll taxes	22,344	16,591	12,593
Consumption of materials and spare parts	16,824	15,912	11,181
Easements and fees	11,427	9,572	8,222
Employee benefits	6,481	4,877	3,867
Transport	5,963	3,274	2,351
Other	4,191	3,873	3,586

Total operating costs	133,385	107,123	88,018

6.2 Crude oil stock fluctuation

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Crude oil stock at beginning of year (Note 19)	5,222	6,127	3,032
Less: Crude oil stock at end of year (Note 19)	(4,722)	(5,222)	(6,127)

Total Crude oil stock fluctuation	500	905	(3,095)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 7. Selling expenses

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Transport	28,686	19,554	10,395
Taxes, rates and contributions	16,522	13,921	6,014
Tax on bank account transactions	9,595	6,061	3,033
Fees and compensation for services	5,137	2,806	4,603
(Reversal of) allowances for expected credit losses (1)	(36)	406	(22)

Total selling expenses	59,904	42,748	24,023

(1)
See Note 17.
Note 8. General and administrative expenses

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Salaries and payroll taxes	27,178	20,242	8,882
Share-based payments	16,576	10,592	10,494
Fees and compensation for services	9,848	7,412	6,466
Employee benefits	3,360	2,124	4,984
Institutional promotion and advertising	2,066	2,237	1,215
Taxes, rates and contributions	1,859	1,311	740
Other	2,939	1,940	1,137

Total general and administrative expenses	63,826	45,858	33,918

Note 9. Exploration expenses

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Geological and geophysical expenses	736	561	646

Total exploration expenses	736	561	646

Note 10. Other operating income and expenses
10.1 Other operating income

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Gain from farmout agreement (1)	18,218	9,050	—
Other services charges (2)	8,480	4,236	4,190
Gain from assets disposal (3)	—	9,999	—
Bargain purchase on business combination (Note 31)	—	—	1,383

Total other operating income	26,698	23,285	5,573

(1)
The years ended December 31, 2022 and 2021, including 20,000 and 10,000 of payments received by Trafigura, related to the farmout agreement celebrated on June 28, 2021 (“farmout agreement I”) (see Note 29.3.2.1), net of disposals of oil and gas properties and goodwill for 1,654 and 882, and 128 and 68, respectively (see Note 13 and 14).

(2)	Services not directly related to the Company’s main activity.
(3)
The year ended December 31, 2021 including: (i) 9,788 related to the transfer of the working interest in CASO (see Note 29.3.4); (ii) 198 related to Mexico exploratory assets transfer (see Note 29.3.11) and ; (iii) 13 related to the expiration of Sur Rio Deseado Este exploitation concession (see Note 29.3.9).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

10.2 Other operating expenses

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Provision for environmental remediation (1) (Note 22.2)	(2,133)	(1,029)	(463)
Restructuring and reorganization expenses (2)	(531)	(2,284)	(4,886)
Provision for contingencies (1) (Note 22.3)	(379)	(652)	(267)
Provision for materials and spare parts obsolescence (1)	(278)	(249)	627

Total other operating expenses	(3,321)	(4,214)	(4,989)

(1)	These transactions did not generate cash flows.
(2)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.
Note 11. Financial income (expense), net
11.1 Interest income

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Financial interest	809	65	822

Total interest income	809	65	822

11.2 Interest expense

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Borrowings interest (Note 18.2)	(28,886)	(50,660)	(47,923)

Total interest expense	(28,886)	(50,660)	(47,923)

11.3 Other financial income (expense)

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Amortized cost (Note 18.2)	(2,365)	(4,164)	(2,811)
Changes in the fair value of warrants (Note 18.5.1)	(30,350)	(2,182)	16,498
Net changes in foreign exchange rate	33,263	14,328	3,068
Discount of assets and liabilities at present value	(2,561)	(2,300)	(3,432)
Impairment of financial assets	—	—	(4,839)
Changes in the fair value of financial assets	(17,599)	5,061	(645)
Interest expense on lease liabilities (Note 15)	(1,925)	(1,079)	(1,641)
Discount for well plugging and abandonment (Note 22.1)	(2,444)	(2,546)	(2,584)
Remeasurement in borrowings (1)	(52,817)	(19,163)	—
Other (2)	9,242	4,851	633

Total other financial income (expense)	(67,556)	(7,194)	4,247

(1)	Related to borrowings in UVA, adjusted by CER (see Note 18.2).
(2)	Including 2,515 from loss for negotiable obligations (“ON” by its Spanish acronym) swapping (see Notes 18.1 and 18.2) for the year ended December 31, 2022.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Earnings (loss) per share
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
Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings (loss) per share or a reduction in loss per share.
The calculation of diluted earnings (loss) per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the year, no dilution effect is booked, as diluted earnings per share is equal to basic earnings (loss) per share.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Profit (loss) for the year, net	269,535	50,650	(102,749)
Weighted average number of ordinary shares	87,862,531	88,242,621	87,473,056

Basic earnings (loss) per share	3.068	0.574	(1.175)

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Profit (loss) for the year, net	269,535	50,650	(102,749)
Weighted average number of ordinary shares	97,830,538	93,273,978	87,473,056

Diluted earnings (loss) per share	2.755	0.543	(1.175)

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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

There were no other transactions involving ordinary shares or dilutive potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.
As of December 31, 2022, the Company holds the following ordinary shares that, on the date of this consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings per share: (i) 4,854,408 Series A shares to be used in the LTIP.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Property, plant and equipment
The changes in property, plant and equipment for the year ended December 31, 2022, are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties		Production wells and facilities		Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2021	2,709	23,070	446,291		1,174,699		91,245	27,796	1,765,810
Additions	8,550	285	—		—		433,942	97,243	540,020
Transfers	—	20,171	—		433,909		(371,239)	(82,841)	—
Disposals	(465)	(4)	(1,870	) (1)	(713	) (2)	—	(240)	(3,292)
Incorporation for the acquisition of AFBN assets	—	—	68,743	(3)	—		—	—	68,743

Amounts as of December 31, 2022	10,794	43,522	513,164		1,607,895		153,948	41,958	2,371,281

Accumulated depreciation
Amounts as of December 31, 2021	(294)	(10,834)	(53,623)		(477,077)		—	—	(541,828)
Depreciation	(17)	(4,756)	(14,540)		(204,031)		—	—	(223,344)
Disposals	11	3	216	(1)	—				230

Amounts as of December 31, 2022	(300)	(15,587)	(67,947)		(681,108)		—	—	(764,942)

Net value

Amounts as of December 31, 2022	10,494	27,935	445,217		926,787		153,948	41,958	1,606,339

(1)	Related to the “farmout agreement I” (see Note 29.3.2.1).
(2)	Related to the re-estimation of well plugging and abandonment (see Note 22.1). This transaction did not generate cash flows.
(3)	See Note 1.2.1.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The changes in property, plant and equipment for the year ended December 31, 2021, are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2020	2,456	21,831	353,076	876,663	79,556	28,851	1,362,433
Additions	253	106	30,076 (1)	7,343 (3)	287,815	28,626	354,219
Transfers	—	2,111	—	296,624	(269,161)	(29,574)	—
Disposals	—	(665)	(997) (2)	—	—	(107)	(1,769)
Incorporation for the acquisition of AFBN assets	—	—	69,693 (4)	—	—	—	69,693
Assets disposals (5)	—	(313)	(5,557)	(5,931)	(6,965)	—	(18,766)

Amounts as of December 31, 2021	2,709	23,070	446,291	1,174,699	91,245	27,796	1,765,810

Accumulated depreciation
Amounts as of December 31, 2020	(276)	(7,466)	(33,373)	(319,060)	—	—	(360,175)
Depreciation	(18)	(3,915)	(20,579)	(159,637)	—	—	(184,149)
Disposals	—	525	115 (2)	—			640
Assets disposals (5)	—	22	214	1,620	—	—	1,856

Amounts as of December 31, 2021	(294)	(10,834)	(53,623)	(477,077)	—	—	(541,828)

Net value

Amounts as of December 31, 2021	2,415	12,236	392,668	697,622	91,245	27,796	1,223,982

(1)
Related to transferred of “Exploration rights” of operated area
CS-01
in Mexico from “Other intangible assets” (see Notes 14 and 29.3.11). This transaction did not generate cash flows, or significant depreciation charges for the year ended December 31, 2021.

(2)	Related to the “farmout agreement I” (see Note 29.3.2.1).
(3)	Including 2,112 related to the re-estimation of well plugging and abandonment (see Note 22.1). This transaction did not generate cash flows.
(4)	These additions did not generate cash flows (see Note 29.3.10).
(5)
Including 11,784 of net disposal for the transfer of working interest in CASO (see Note 29.3.4); and 5,126 related to the transfer of Mexico’s exploration assets that did not generate cash flows (see Note 29.3.11).

F-4
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 14. Goodwill and other intangible assets
Below are the changes in goodwill and other intangible assets for the year ended December 31, 2022:

	Goodwill		Other intangible assets
Cost
Amounts as of December 31, 2021	28,416		12,216
Additions	—		6,030
Disposals	(128	) (1)	—

Amounts as of December 31, 2022	28,288		18,246

Accumulated amortization
Amounts as of December 31, 2021	—		(8,338)
Amortization	—		(3,116)

Amounts as of December 31, 2022	—		(11,454)

Net value

Amounts as of December 31, 2022	28,288		6,792

(1)	Related to the “farmout agreement I” (see Note 29.3.2.1).
Below are the changes in goodwill and other intangible assets for the year ended December 31, 2021:

	Goodwill		Other intangible assets
			Software licenses	Exploration rights		Total
Cost
Amounts as of December 31, 2020	28,484		10,605	15,359		25,964
Additions	—		1,611	—		1,611
Disposals	(68	) (1)	—	(30,076	) (2)	(30,076)
Acquisition of Mexico’s exploration assets	—		—	14,928	(3)	14,928
Disposal of Mexico’s exploration assets	—		—	(14,255	) (3)	(14,255)
Reversal of long-lived assets impairment	—		—	14,044	(4)	14,044

Amounts as of December 31, 2021	28,416		12,216	—		12,216

Accumulated amortization
Amounts as of December 31, 2020	—		(4,883)	—		(4,883)
Amortization	—		(3,455)	—		(3,455)

Amounts as of December 31, 2021	—		(8,338)	—		(8,338)

Net value

Amounts as of December 31, 2021	28,416		3,878	—		3,878

(1)	Related to the “farmout agreement I” (see Note 29.3.2.1).
(2)	Related to exploration rights of operated area CS-01 in Mexico transferred to “Property, plant and equipment” (see Note 13). These transactions did not generate cash flows.
(3)	These transactions did not generate cash flows (see Note 29.3.11).
(4)	See Note 3.2.2.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Goodwill arises from the initial business combination, mainly due to the Company’s capacity to tap into unique synergies from managing a portfolio of acquired oil and existing plots of land.
As of December 31, 2022, it was allocated to the following CGUs in Argentina: (i) 22,746 to operated concessions of unconventional oil and gas exploration and production; and (ii) 5,542 to operated concessions of conventional oil and gas exploration and production.
As of December 31, 2021, it was allocated to the following CGUs in Argentina: (i) 22,874 to operated concessions of unconventional oil and gas exploration and production; and (ii) 5,542 to operated concessions of conventional oil and gas exploration and production.
Exploration rights are related to the acquisition of 50% of working interest in three oil and gas properties in Mexico in which Jaguar and Pantera were licensees (Note 29.3.11). During the year ended December 31, 2020, an impairment charge was recognized in exploration and evaluation assets in Mexico for 14,044 related to the CGU of operated concessions of conventional oil and gas.
As of December 31, 2021, the Company recognized a reversal in impairment of exploration and evaluation assets for 14,044 related to the CGU of operated concessions of conventional oil and gas in Mexico. In addition, exploration rights were transferred to “Property, plant and equipment” under “Oil & gas properties” as the technical and commercial feasibility of these assets was determined.
Software licenses are amortized over the 3 (three) year estimated useful life.
Note 15.
Right-of-use
assets and lease liabilities
The carrying amount of the Company’s
right-of-use
assets and lease liabilities, as well as the changes for the years ended December 2022, and 2021, are detailed below:

	Right-of-use assets			Total lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2021	1,211	25,243	26,454	(27,074)

Additions	—	449	449	(449)
Re-estimations	348	9,206	9,554	(9,554)
Depreciation (1)	(573)	(9,656)	(10,229)	—
Payments	—	—	—	11,494
Interest expense (2)	—	—	—	(3,611)

Amounts as of December 31, 2022	986	25,242	26,228	(29,194)

(1)	Including the depreciation of drilling services capitalized as “ W orks in progress” for 1,827.
(2)	Including drilling agreements capitalized as “ W orks in progress” for 1,686.

	Right-of-use assets			Total lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2020	1,319	21,259	22,578	(23,681)

Additions	—	7,162	7,162	(7,162)
Re-estimations	367	1,958	2,325	(2,242)
Depreciation (1)	(475)	(5,136)	(5,611)	—
Payments	—	—	—	8,911
Interest expense (2)	—	—	—	(2,900)

Amounts as of December 31, 2021	1,211	25,243	26,454	(27,074)

(1)	Including the depreciation of drilling services capitalized as “ W orks in progress” for 1,902.
(2)	Including drilling agreements capitalized as “ W orks in progress” for 1,821.
In line with Note 2.4.3, short-term and
low-value
leases were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 118, 152 and 131 for the years ended December 31, 2022, 2021, and 2020, respectively.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 16. Deferred income tax assets and liabilities, and income tax expense
Deferred income tax assets and liabilities break down as follows:

	As of January 1, 2022	Profit (loss)	Other comprehensive income (loss)	As of December 31, 2022
Tax losses and other unused tax credits (1)	6,972	(2,255)	—	4,717
Provisions	7,265	(2,559)	—	4,706
Employee benefit	2,913	(467)	1,463	3,909
Right-of-use assets, net	161	877	—	1,038
Other	(501)	1,948	—	1,447

Assets for deferred income tax	16,810	(2,456)	1,463	15,817

Property, plant and equipment	(150,786)	4,632	—	(146,154)
Tax inflation adjustment	(36,038)	(72,325)	—	(108,363)
Trade and other receivables	1,784	(3,131)	—	(1,347)
Short-term investments	(1,925)	715	—	(1,210)
Borrowings	(1,225)	304	—	(921)
Inventories	(1,269)	371	—	(898)

Liabilities for deferred income tax	(189,459)	(69,434)	—	(258,893)

Deferred income tax, net	(172,649)	(71,890)	1,463	(243,076)

	As of January 1, 2021	Profit (loss)	Other comprehensive income (loss)	As of December 31, 2021
Tax losses and other unused tax credits (1)	37,479	(30,507)	—	6,972
Provisions	2,473	4,792	—	7,265
Employee benefit	865	—	2,048	2,913
Trade and other receivables	(561)	2,345	—	1,784
Right-of-use assets, net	264	(103)	—	161

Assets for deferred income tax	40,520	(23,473)	2,048	19,095

Property, plant and equipment	(133,911)	(16,875)	—	(150,786)
Tax inflation adjustment	(39,439)	3,401	—	(36,038)
Short-term investments	(135)	(1,790)	—	(1,925)
Inventories	(822)	(447)	—	(1,269)
Borrowings	(1,212)	(13)	—	(1,225)
Other	(3)	(498)	—	(501)

Liabilities for deferred income tax	(175,522)	(16,222)	—	(191,744)

Deferred income tax, net	(135,002)	(39,695)	2,048	(172,649)

(1)
As of December 31, 2022 and 2021,
the Company has recognized Net Operating Loss (“NOL”) based on a the analysis of expected future taxable income in the following years, generated in Argentina and Mexico.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Deferred income tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are related to the same tax authority. The following amounts, are disclosed in the consolidated statement of financial position:

	As of December 31, 2022	As of December 31, 2021
Deferred income tax assets, net	335	2,771
Deferred income tax liabilities, net	243,411	175,420
Income tax breaks down as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Income tax
Current income tax	(92,089)	(62,419)	(184)
Deferred income tax	(71,890)	(39,695)	10,297

Income tax (expense) disclosed in the statement of profit or loss	(163,979)	(102,114)	10,113

Deferred income tax charged to other comprehensive income	1,463	2,048	(114)

Total income tax (expense) benefit	(162,516)	(100,066)	9,999

For the years ended December 31, 2022, 2021 and 2020, the Company’s effective rate was 38%, 67% and 9%, respectively.
Below is the reconciliation between income tax expense and the amount resulting from the application of the tax rate to profit (loss) before income tax:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Profit (loss) before income tax	433,514	152,764	(112,862)
Statutory income tax rate	30%	30%	30%

Income tax at the current tax rate pursuant to effective tax regulations	(130,054)	(45,829)	33,859

Items that adjust income tax (expense) / benefit:
Nondeductible expenses	(18,735)	(6,600)	(2,449)
Inflation adjustment	(153,517)	(98,348)	(32,086)
Effect on the measurement of monetary and nonmonetary items at functional currency	169,058	86,724	24,628
Unrecognized tax losses and other assets	(15,568)	(4,047)	(7,039)
Effect of tax losses (1)	—	31,232	(179)
Effect related to statutory income tax rate change (2)	—	(67,312)	(6,384)
Difference in income tax estimate prior year	6,358	—	—
Application of tax credits	6,229	9,710	—
Effect related to the difference in tax rate other than Mexican statutory rate	(25,762)	(7,637)	—
Other	(1,988)	(7)	(237)

Total income tax benefit (expense)	(163,979)	(102,114)	10,113

(1)	For the year ended December 31, 2021, see Note 16.1.
(2)	For the year ended December 31, 2021, mainly include effects in Note 33.1.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2022 and 2021, the Company and some subsidiaries in Mexico carry accumulated tax losses not recognized for which no deferred tax asset has been recognized. According to Mexican legislation, these accumulated tax losses not recognized shall be adjusted annually by the applicable index. Below are the updated accumulated tax losses not recognized and their due dates:

	As of December 31, 2022	As of December 31, 2021
2027	5,166	4,499
2028	60,727	51,618
2029	27,113	13,781
As from 2030	36,203	7,903

Total accumulated tax losses not recognized	129,209	77,801

Income tax liabilities break down as follows:

	As of December 31, 2022	As of December 31, 2021
Current
Income tax, net of withholdings and prepayments	58,770	44,625

Total current	58,770	44,625

16.1 Current income tax
The reform introduced by Law No. 27,541 in Argentina set forth that, for fiscal years beginning January 1, 2021, 100% of the adjustment for inflation be deducted or levied in the year in which it is determined (see Note 31.1).
For the fiscal year ended December 31, 2021, such adjustment for inflation generated a significant increase in the income tax base of Vista Argentina, a Company subsidiary, due to the disparity between the changes in the Consumer Price Index (“IPC”, by Spanish acronym) and the exchange rate during such period.
The Company considers that the application of this adjustment for inflation violates constitutional rights, principles and guarantees, as it levies fictitious profit, thus increasing the tax burden in a way which is constitutionally inadmissible pursuant to case law issued by the Argentine Supreme Court of Justice.
In addition, in this context, Vista Argentina recognized the effects of inflation upon applying accumulated tax losses to the income tax base for 2021.
Note 17. Trade and other receivables

	As of December 31, 2022	As of December 31, 2021
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Prepayments and other receivables	13,630	15,236
Value added tax (“VAT”)	940	4,010
Turnover tax	493	765

	15,063	20,011

Financial assets:
Loans to employees	801	199

	801	199

Total noncurrent trade and other receivables	15,864	20,210

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2022	As of December 31, 2021
Current
Trade:
Oil and gas accounts receivable (net of allowance for expected credit losses)	38,978	25,224

	38,978	25,224

Other receivables:
Prepayments, tax credits and other:
VAT	22,939	9,131
Prepaid expenses	13,864	3,633
Income tax	2,921	860
Turnover tax	634	42

	40,358	13,666

Financial assets:
Receivables from joint operations	3,854	2,286
Accounts receivable from third parties	2,172	2,025
Gas IV Plan (Note 2.5.3.2)	3,772	1,729
Advances to directors and loans to employees	444	491
LPG price stability program	574	293
Other	254	382

	11,070	7,206

Other receivables	51,428	20,872

Total current trade and other receivables	90,406	46,096

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to their fair value. The fair values of noncurrent trade and other receivables do not differ significantly from their carrying amounts either.
As of December 31, 2022, in general accounts receivable has a
15-day
term for sales of Crude oil and a
50-day
term for sales of Natural gas and LPG.
The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties or that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses of 100% against all trade receivables that are 90 days past due because based on its history these receivables are generally not recovered.
As of December 31, 2022 and 2021 provision for expected credit losses was recorder for 231 and 406 respectively.
The changes in the allowance for expected credit losses of trade and other receivables are as follows:

	As of December 31, 2022	As of December 31, 2021
Amounts at beginning of year	(406)	(3)
Allowances (reversal) for expected credit losses (Note 7)	36	(406)
Foreign exchange differences	139	3

Amounts at end of year	(231)	(406)

As of the date of these consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 18. Financial assets and liabilities
18.1 Borrowings:

	As of December 31, 2022	As of December 31, 2021
Noncurrent
Borrowings	477,601	447,751

Total noncurrent	477,601	447,751

Current
Borrowings	71,731	163,222

Total current	71,731	163,222

Total Borrowings	549,332	610,973

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of December 31, 2022	As of December 31, 2021
Fixed interest
Less than 1 year	48,588	109,016
From 1 to 2 years	154,895	112,860
From 2 to 5 years	232,279	214,491
Over 5 years	65,427	75,468

Total	501,189	511,835
Variable interest
Less than 1 year	23,143	54,206
From 1 to 2 years	—	44,932
From 2 to 5 years	25,000	—

Total	48,143	99,138

Total Borrowings	549,332	610,973

See Note 18.5.2 for information on the fair value of the borrowings.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The carrying amount of borrowings as of December 31, 2022 and 2021 of the Company through its subsidiary Vista Argentina, is as follows:

Company	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	As of December 31, 2022		As of December 31, 2021
Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio a nd Citibank NA (1)	July, 2018	USD	150,000	Variable	LIBOR + 4.50%	July, 2023	69,121	(2)	184,581
			150,000	Fixed	8.00%
Banco BBVA S.A.	July, 2019	USD	15,000	Fixed	9.40%	July, 2022	—		5,081
Santander International	January, 2021	USD	11,700	Fixed	1.80%	January, 2026	68	(2) (3)	137	(3)
Santander International	July, 2021	USD	43,500	Fixed	2.05%	July, 2026	79	(2) (3)	60	(3)
Santander International	January, 2022	USD	13,500	Fixed	2.45%	January, 2027	28	(2) (3)	—
ConocoPhillips Company	January, 2022	USD	25,000	Variable	LIBOR + 2.00%	September, 2026	25,594	(2)	—
Bolsas y Mercados Argentinos S.A.	December, 2021	ARS	917,892	Fixed	32.00%	March, 2022	—		3,191	(4)

					Total		94,890		193,050

(1)	As of December 31, 2022 and 2021, the Company should meet the following financial ratios according to the parameters defined in the loan agreement:

(i)	The ratio of consolidated net debt to consolidated EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization.”)

(ii)
The consolidated interest coverage rate as of the last day of every tax quarter. The consolidated interest coverage rate is the proportion of (a) consolidated EBITDA to (b) consolidated interest expenses for the period.

This credit facility includes covenants restricting, but not prohibiting, among other things, Vista Argentina, Vista Holding I, Vista Holding II, Aluvional and AFBN, and the Company’s ability to: (i) incur or guarantee additional debt; (ii) create liens on its assets to secure debt; (iii) dispose of assets (iv) merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets; (v) change their existing line of business (vi) declare or pay any dividends or return any capital; (vii) make investments; (viii) enter into transactions with affiliates; and (ix) change their existing accounting practices. As of December 31, 2022, and 2021, there was no non-compliance
of said affirmative, negative and financial covenants.

(2)	See Note 36 for further information.
(3)	The carrying amount is related to interest and the principal is collateralized.
(4)	Net amount of 6,793 from short-term investments granted as securities.
Moreover, Vista Argentina issued nonconvertible debt securities, under the name “
Programa de Notas
” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym). The following chart shows the carrying amount of ON effective as of December 31, 2022 and 2021:

Company	Execution date	Currency	Principal		Interest	Annual rate	Maturity date	As of December 31, 2022		As of December 31, 2021
ON II	August, 2019	USD	50,000		Fixed	8.50%	August, 2022	—		50,492
ON III	February, 2020	USD	50,000	(1)	Fixed	3.50%	February, 2024	9,607	(2)	50,316
ON IV	August, 2020	ARS	725,650		Variable	Badlar + 1.37%	February, 2022	—		7,427

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Company	Execution date	Currency	Principal		Interest	Annual rate	Maturity date	As of December 31, 2022		As of December 31, 2021
ON V	August, 2020	USD	20,000	(3)	Fixed	0.00%	August, 2023	—		19,869
	December, 2020	USD	10,000	(3)	Fixed	0.00%	August, 2023	—		9,931
ON VI	December, 2020	USD	10,000		Fixed	3.24%	December, 2024	9,968	(2)	9,940
ON VII	March, 2021	USD	42,371		Fixed	4.25%	March, 2024	42,200	(2)	41,970
ON VIII	March, 2021	ARS	3,054,537	(4)	Fixed	2.73%	September, 2024	45,185	(2)	40,888
ON IX	June, 2021	USD	38,787	(3)	Fixed	4.00%	June, 2023	—		38,551
ON X	June, 2021	ARS	3,104,063	(4)	Fixed	4.00%	March, 2025	40,765	(2)	36,891
ON XI	August, 2021	USD	9,230		Fixed	3.48%	August, 2025	9,214	(2)	9,196
ON XII	August, 2021	USD	100,769		Fixed	5.85%	August, 2031	102,504	(2)	102,452
ON XIII	June, 2022	USD	43,500		Fixed	6.00%	August, 2024	43,211	(2)	—
ON XIV	November, 2022	USD	40,511	(1)	Fixed	6.25%	November, 2025	36,408		—
ON XV	December, 2022	USD	13,500		Fixed	4.00%	January, 2025	13,413	(2)	—
ON XVI	December, 2022	USD	63,450	(3)	Fixed	0.00%	June, 2026	63,079		—
ON XVII	December, 2022	USD	39,118		Fixed	0.00%	December, 2026	38,888		—

							Total	454,442		417,923

						Total Borrowings		549,332		610,973

(1)
On November 10, 2022, the Company settled in part ON III by issuing ON XIV for 40,511, net of 4,135 of treasury stock, which generated no cash flows. As of December 31, 2022 the carrying amount related to ON III include 118 of interest.

(2)	See Note 36 for further information.
(3)
On December 6, 2022, the Company settled ON V and IX for a total amount of 68,787, out of which: i) 60,935 issued ON XVI and; ii) 7,852 are related to the payment of principal remaining. Therefore, the Company issued ON XVI for a total amount of 63,450, out which: i) 60,935 are related to the swap mentioned above and; ii) 2,515 related to the loss from the issuance (see Note 11.3).

(4)	Amount in UVA, adjusted by CER (see Note 11.3).
Under the aforementioned program, Vista Argentina may list and issue debt securities in Argentina for a total principal up to 800,000 or its equivalent in other currencies at any time.
18.2 Changes in liabilities from financing activities
Changes in the borrowings were as follows:

	As of December 31, 2022	As of December 31, 2021
Amounts at beginning of year	610,973	539,786
Proceeds from borrowings (1)	228,614	361,203
Borrowings interest (Note 11.2) (2)	28,886	50,660
Payment of borrowings cost	(1,670)	(3,326)
Payment of borrowings interest	(34,430)	(54,636)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2022	As of December 31, 2021
Payment of borrowings principal (1)	(294,917)	(284,695)
Amortized cost (Note 11.3) (2)	2,365	4,164
Remeasurement in borrowings (Note 11.3) (2)	52,817	19,163
Changes in foreign exchange rate (2)	(45,821)	(21,346)
Other financial expense (Note 11.3) (2)	2,515	—

Amounts at end of year	549,332	610,973

(1)
As of December 31. 2022, borrowings received and principal payments include 99,826 related to the ON swapping mentioned in Note 18.1. As of December 31, 2021, including 358,093 from borrowings received and 3,110 from the release of government bonds granted as security of prior Borrowings. These transactions did not generate cash flows.

(2)	These transactions did not generate cash flows.
18.3 Warrants
Along with the issuance of Series A ordinary shares in the IPO, the Company placed 65,000,000 warrants to purchase a third of Series A ordinary shares at an exercise price of 11.50 USD/share (the “Series A warrants.”). Under those terms they expired on April 4, 2023, or earlier if after the exercise option the closing price of a Series A share is equal to or higher than the price equal to USD 18.00 during 20 trading days within a
30-day
trading, and the Company opts for the early termination of the exercise term. Should the Company opt for the early termination, it will be entitled to declare that Series A warrants will be exercised “with no payment in cash.” Should the Company opt for the exercise with no payment in cash, the holders of Series A warrants that choose to exercise the option should deliver and receive a variable number of Series A shares resulting from the formula established in the deed of issue of warrants that captures the average of the equivalent in USD of the closing price of Series A shares during a
10-day
period.
Almost at the same time, the Company’s promoters purchased 29,680,000 warrants to purchase a third of Series A ordinary shares at an exercise price of 11.50 USD/share (the “warrants”) for 14,840 in a private placement made at the same time as the IPO closing in Mexico. Warrants are identical and fungible with Series A warrants; however, the former could have differences regarding the early termination and may be exercised for cash or no cash for a variable number of Series A shares at the discretion of the Company’s promoters or authorized assignees. If warrants are held by other persons, then they will be exercised on the same basis as the other securities.
The warrants exercise period began on August 15, 2018.
On February 13, 2019, the Company completed the sale of 5,000,000 warrants for the purchase of a third of Series A ordinary shares in agreement with the forward purchase agreement and certain subscription commitment at an exercise price of 11.50 USD/share (the “warrants”).
On October 4, 2022 the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” - the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such Warrants, by means of which a cashless exercise mechanism was implemented that entitles the holders, to obtain 1 Series A share representative of the capital stock of the Company for each 31 Warrants owned.
As of October 4, 2022, the liability for warrants was settled for 32,894, an amount equal to the 3,215,483 series “A” shares and was recognized under “Other equity instruments” (see Note 18.5.1 and 21.1).
Thus, as of December 31, 2022, a total of 2,038,643 Series A shares were issued (For further information see Note 36). They have no nominal value (see Note 21.1).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Noncurrent	As of December 31, 2022	As of December 31, 2021
Warrants	—	2,544

Total noncurrent	—	2,544

18.4 Financial instruments by category
The following chart includes the financial instruments broken down by category:

As of December 31, 2022	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
Plan assets (Note 23)	1,055	5,703	6,758
Trade and other receivables (Note 17)	801	—	801

Total noncurrent financial assets	1,856	5,703	7,559

Cash, bank balances and other short-term investments (Note 20)	41,516	202,869	244,385
Trade and other receivables (Note 17)	50,048	—	50,048

Total current financial assets	91,564	202,869	294,433

Liabilities
Borrowings (Note 18.1)	477,601	—	477,601
Lease liabilities (Note 15)	20,644	—	20,644

Total noncurrent financial liabilities	498,245	—	498,245

Borrowings (Note 18.1)	71,731	—	71,731
Trade and other payables (Note 26)	221,013	—	221,013
Lease liabilities (Note 15)	8,550	—	8,550

Total current financial liabilities	301,294	—	301,294

As of December 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
Plan assets (Note 23)	7,594	—	7,594
Trade and other receivables (Note 17)	199	—	199

Total noncurrent financial assets	7,793	—	7,793

Cash, bank balances and other short-term investments (Note 20)	185,546	129,467	315,013
Trade and other receivables (Note 17)	32,430	—	32,430

Total current financial assets	217,976	129,467	347,443

Liabilities
Borrowings (Note 18.1)	447,751	—	447,751
Trade and other payables (Note 26)	50,159	—	50,159
Warrants (Note 18.3)	—	2,544	2,544
Lease liabilities (Note 15)	19,408	—	19,408

Total noncurrent financial liabilities	517,318	2,544	519,862

Borrowings (Note 18.1)	163,222	—	163,222
Trade and other payables (Note 26)	138,482	—	138,482
Lease liabilities (Note 15)	7,666	—	7,666

Total current financial liabilities	309,370	—	309,370

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are income, expenses, profit, or loss from each financial instrument:
For the year ended December 31, 2022:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Interest income (Note 11.1)	809	—	809
Interest expense (Note 11.2)	(28,886)	—	(28,886)
Amortized cost (Note 11.3)	(2,365)	—	(2,365)
Changes in the fair value of warrants (Note 11.3)	—	(30,350)	(30,350)
Net changes in foreign exchange rate (Note 11.3)	33,263	—	33,263
Discount of assets and liabilities at present value (Note 11.3)	(2,561)	—	(2,561)
Changes in the fair value of financial assets (Note 11.3)	—	(17,599)	(17,599)
Interest expense on lease liabilities (Note 11.3)	(1,925)	—	(1,925)
Discount for well plugging and abandonment (Note 11.3)	(2,444)	—	(2,444)
Remeasurement in borrowings (Note 11.3)	(52,817)	—	(52,817)
Other (Note 11.3)	9,242	—	9,242

Total	(47,684)	(47,949)	(95,633)

For the year ended December 31, 2021:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Interest income (Note 11.1)	65	—	65
Interest expense (Note 11.2)	(50,660)	—	(50,660)
Amortized cost (Note 11.3)	(4,164)	—	(4,164)
Changes in the fair value of warrants (Note 11.3)	—	(2,182)	(2,182)
Net changes in foreign exchange rate (Note 11.3)	14,328		14,328
Discount of assets and liabilities at present value (Note 11.3)	(2,300)		(2,300)
Changes in the fair value of financial assets (Note 11.3)	—	5,061	5,061
Interest expense on lease liabilities (Note 11.3)	(1,079)	—	(1,079)
Discount for well plugging and abandonment (Note 11.3)	(2,546)	—	(2,546)
Remeasurement in borrowings (Note 11.3)	(19,163)	—	(19,163)
Other (Note 11.3)	4,851	—	4,851

Total	(60,668)	2,879	(57,789)

For the year ended December 31, 2020:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets/liabilities
Interest income (Note 11.1)	822	—	822
Interest expense (Note 11.2)	(47,923)	—	(47,923)
Amortized cost (Note 11.3)	(2,811)	—	(2,811)
Changes in the fair value of warrants (Note 11.3)	—	16,498	16,498
Net changes in foreign exchange rate (Note 11.3)	3,068	—	3,068
Discount of assets and liabilities at present value (Note 11.3)	(3,432)	—	(3,432)
Impairment of financial assets (Note 11.3)	(4,839)	—	(4,839)
Changes in the fair value of financial assets (Note 11.3)	—	(645)	(645)
Interest expense on lease liabilities (Note 11.3)	(1,641)	—	(1,641)
Discount for well plugging and abandonment (Note 11.3)	(2,584)	—	(2,584)
Other (Note 11.3)	633	—	633

Total	(58,707)	15,853	(42,854)

18.5 Fair value
This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.5.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis
The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).
The following chart shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2022 and 2021:

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short-term investments	202,869	—	—	202,869
Plan assets	5,703	—	—	5,703

Total assets	208,572	—		208,572

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	129,467	—	—	129,467

Total assets	129,467	—	—	129,467

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	2,544	2,544

Total liabilities	—	—	2,544	2,544

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
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2022, and 2021.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The fair value of warrants was determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of warrants was based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life was based on the contractual terms.
The following assumptions were used in estimating the fair value of warrants as of December 31, 2021:

As of December 31, 2021
Annualized volatility	39.94%
Risk free domestic interest rate	7.15%
Risk free foreign interest rate	0.55%
Remainder period in years	1.29 years
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
The Company settled the financial liabilities for warrants as of December 31, 2022.
Reconciliation of level 3 measurements at fair value:

	As of December 31, 2022	As of December 31, 2021
Warrants liability amount at beginning of year:	2,544	362
Loss from changes in the fair value of warrants (Note 11.3)	30,350	2,182
Other equity instruments	(32,894)	—

Amounts at end of year	—	2,544

18.5.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)
Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the consolidated financial statements approximate to its fair values, as explained in the related notes.

As of December 31, 2022	Carrying amount	Fair value	Level
Liabilities
Borrowings	549,332	459,122	2

Total liabilities	549,332	459,122

As of December 31, 2021	Carrying amount	Fair value	Level
Liabilities
Borrowings	610,973	560,409	2

Total liabilities	610,973	560,409

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.6 Risk management objectives and policies concerning financial instruments
18.6.1 Financial risk factors
The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, price risk and interest rate risk), credit risk and liquidity risk.
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
18.6.1.1 Market risk
Exchange rate risk
The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of December 31, 2022 and 2021, the Company performed foreign exchange currency hedge transactions, and the impact in the results is recognized in “Other financial income (expense)”.
Most Company sales are denominated in USD, or the changes in sales follow the changes in USD listed price.
During the years ended December 31, 2022, and 2021, ARS depreciated by about 72% and 22%, respectively.
The following chart shows the sensitivity to a reasonable change in the exchange rates of ARS to USD while maintaining the remainder variables constant. Impact on profit is related to changes in the fair value of assets and liabilities denominated in currencies other than USD, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

	As of December 31, 2022	As of December 31, 2021
Changes in rates in Argentine pesos	+/- 78%	+/- 63%
Effect on profit or loss	(57,193) / 57,193	(69,835) / 69,835
Effect on equity	(57,193) / 57,193	(69,835) / 69,835
Inflation in Argentina
As of December 31, 2022, and 2021, the 3 (three)-year cumulative inflation rate stood at about 300%, and 216%, respectively.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company estimates that provided that the remainder variables remain constant, a revaluation (devaluation) of each market price detailed below will give rise to the following increase (decrease) in profit (loss) for the year before taxes in relation to the financial assets at fair value through profit or loss detailed in Note 18.5 to the consolidated financial statements:

	As of December 31, 2022	As of December 31, 2021
Changes in government bonds	+/- 10%	+/- 10%
Effect on profit before income tax	243 / (243)	380 /(380)
Changes in mutual funds	+/- 10%	+/- 10%
Effect on profit before income tax	20,044 / (20,044)	12,567 / (12,567)
Interest rate risk
The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.
For the years ended December 31, 2022, and 2021 the average interest rate was 57% and 40%, respectively.
Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of December 31, 2022, and 2021, about 9% and 16% of indebtedness was subject to variable interest rates. For the years ended December 31, 2022, and 2021, the variable interest rate of loans denominated in USD stood at 4.55% and 4.81%, respectively, and it amounted to 36.31% and 35.55%, respectively, for loans denominated in ARS.
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
For the years ended December 31, 2022 and 2021, the Company did not use derivative financial instruments to mitigate interest rate risks.
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
The Company has the following credit risk concentration with respect to its interest in all receivables as of December 31, 2022, and 2021, and revenue per year.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2022	As of December 31, 2021
Percentages to total trade receivables:
Customers
Raizen Argentina S.A.	32%	53%
Trafigura Argentina S.A.	19%	2%
PEMEX	18%	8%
Cinergia Chile S.p.a	10%	-

	For the year ended December 31, 2022	For the year ended December 31, 2021
Percentages to revenue from contracts with customers per product:
Crude oil
Trafigura Argentina S.A.	26%	40%
Trafigura Pte LTD	21%	-
Raizen Argentina S.A.	20%	26%
Valero Marketing and Supply Company	8%	10%
Natural gas
Cinergia Chile S.p.a	22%	-
Generación Mediterránea S.A.	9%	15%
Rafael G. Albanesi S.A.	8%	11%
Cía. Administradora del Mercado Mayorista Eléctrico S.A.	7%	10%
No other individual customer has an interest in total trade receivables or revenue exceeding 10% for the years reported.
The Company keeps no securities as insurance. It assesses risk concentration with respect to trade and other receivables as high because its customers are concentrated as detailed below.
Below is the information on the credit risk exposure of the Company’s trade receivables:

As of December 31, 2022	To fall due	Less than 90 days	More than 90 days	Total
Days past due
Estimated total gross amount at default	32,921	6,057	231	39,209
Expected credit losses	—	—	(231)	(231)

				38,978

As of December 31, 2021	To fall due	Less than 90 days	More than 90 days	Total
Days past due
Estimated total gross amount at default	23,729	1,495	406	25,630
Expected credit losses	—	—	(406)	(406)

				25,224

The credit risk of liquid funds and other financial investments is limited since the counterparties are banks with high credit ratings. If there are no independent risk ratings, the risk control area assesses the customer’s solvency based on prior experiences and other factors.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The Company diversifies its sources of funding between banks and capital markets and is exposed to refinancing risk upon expiry.
Below is the assessment of the Company’s liquidity risk as of December 31, 2022, and 2021:

	As of December 31, 2022	As of December 31, 2021
Current assets	347,690	375,070
Current liabilities	408,344	385,738

Liquidity index	0.852	0.972

The following table includes an analysis of the Company’s financial liabilities grouped according to their maturity dates and considering the remainder period until contractual expiry date as from the date of the financial statements.
The amounts included in the table are no discounted contractual cash flows.

As of December 31, 2022	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	229,563	71,731	301,294
From 1 to 2 years	5,147	154,895	160,042
From 2 to 5 years	9,998	257,279	267,277
Over 5 years	5,499	65,427	70,926

Total	250,207	549,332	799,539

As of December 31, 2021	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	146,148	163,222	309,370
From 1 to 2 years	58,372	157,792	216,164
From 2 to 5 years	9,688	214,491	224,179
Over 5 years	4,051	75,468	79,519

Total	218,259	610,973	829,232

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.6.1.4 Other risks
Access to the foreign exchange market in Argentina
Below is the regulatory framework established by the Central Bank of Argentina (“BCRA” by Spanish acronym) during the year ended December 31, 2022, whereby it introduced certain restrictions and adjustments on hoarding and consumption of currencies other than the Argentine peso, and for the acquisition of currency that may be accessed by the Company:

(i)	Communiqué “A” 7490, as supplemented
On April 12, 2022, through Communiqué “A” 7490, the BCRA enacted a new revised text of foreign trade and exchange regulations whereby it extended through December 31, 2022:

(a)	the foreign exchange restrictions applicable to import payments;

(b)	the prior approval to settle foreign financial payables to related creditors; and

(c)	the standards on external debt refinancing, among others.

(ii)	Communiqué “A” 7507, as supplemented
On May 5, 2022, BCRA Communiqué “A” 7507 introduced some amendments to foreign trade and exchange regulations concerning foreign exchange market access to make payments for imports of goods; and extended the term of the restrictions to access the foreign exchange market for certain financial payables through December 31, 2023.
The BCRA requires that companies with financial payables abroad and principal payments scheduled between October 15, 2020, and December 31, 2022 (the “Relevant Period”) submit a refinancing plan (the “Refinancing Plan”) according to the following criteria: (a) the net amount for which the debtor may access the foreign exchange market should not exceed 40% of principal due in the Relevant Period, and (b) the remainder 60% should be refinanced by the original creditors through a new debt with an average life of no less than 2 (two) years.
The refinancing scheme will be considered complete once the debtor accesses the foreign exchange market to settle principal for an amount exceeding 40% of original principal, provided that such debtor has a certificate of increased exports of goods or a certificate for the systems to access currency for the increasing production of Crude oil and/or Natural gas for: (a) issuances of debt securities registered in a public registry abroad or other financial debts abroad; (b) issuances of debt securities registered in a public registry in Argentina denominated in foreign currency that meet the established conditions, and (c) the transaction is carried out through a swap transaction or arbitration with funds deposited in a special account for the system to promote the knowledge economy held by the customer and such customer has a certificate for direct investment contributions under the system for promoting the knowledge economy.

(iii)	Communiqué “A” 7532, as supplemented
On June 27, 2022, through Communiqué “A” 7532, the BCRA introduced as an additional requirement for customer transactions subject to the comprehensive system for monitoring foreign payments of services (“SIMPES” by Spanish acronym) that the entity may provide access to the foreign exchange market insofar as any of the following conditions is met:
(a) the Company has the customer’s sworn statement evidencing that the accumulated amount (including the payment to be made and those made by the client through the foreign exchange market for the items subject to the SIMPES in the current calendar year) does not exceed the amount that arises from considering: (i) the proportional portion, accrued through the current month, of all payments made by the importer in 2021 for all items included. Should the latter be smaller than 50,000 (fifty thousand), this amount or the annual cap will be used, whichever lower (ii) less the amount outstanding to date for letters of credit or endorsed bills in its name by local financial entities for service imports;
(b) The payment meets the following conditions: (i) it may classified under the methods provided for in points 3.18 and 3.19 of the revised foreign trade and foreign exchange regulations; (ii) it is related to items “S08. Prima de seguros” (insurance premiums) and “S09. Pago de siniestros” (claim payment), and (iii) it is made within 180 (one hundred and eighty) days as from the actual service provision;

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(c) The customer (i) gains access simultaneously by settling a new financial payable abroad with an average life no less than 180 (one hundred and eighty) days and at least 50% of principal falls due after the actual service provision plus 90 (ninety) days; (ii) gains access with funds from financing of service imports granted by a local financial institution from a trade credit line abroad with an average life no less than 180 (one hundred and eighty) days and at least 50% of principal falls due after the actual service provision plus 90 (ninety) days.

(iv)	Communiqué “A” 7552, as supplemented
On July 21, 2022, through Communiqué “A” 7552, the BCRA included the holding of Argentine certificates of deposit (“CEDEARs” by Spanish acronym) in the availability cap of 100,000 (one thousand) for those who access the official foreign exchange market.
The Company should also have a sworn statement detailing the natural or artificial persons who exert a direct control over the customer, and the evidence of the day when market access is requested, validating that in the previous 90 (ninety) calendar days: (a) it has not sold in Argentina securities settled in foreign currency; (b) it has not swapped securities issued by residents for external assets; (c) it did not transfer securities to entities abroad; (d) it has not acquired in Argentina securities issued by nonresidents settled in Argentine pesos; (e) it has not acquired CEDEARs representative of foreign shares; (f) it has not acquired securities representative of private debt issued abroad; (g) it has not delivered funds in local currency or other local assets receiving, as prior or subsequent consideration, either directly or indirectly, on its own or through an affiliate, controlled or parent company, external assets, cryptocurrency or securities deposited abroad.
Points (e) to (g) will govern transactions conducted as from July 22, 2022.
In addition, it establishes that entities will require the prior BCRA approval to grant access to the foreign exchange market to human or artificial persons included by the AFIP on its database of false invoices or equivalent documents.

(v)	Communiqué “A” 7570
On August 5, 2022, through Communiqué “A” 7570, the BCRA set forth that advance payments and pre-export
and post-export financing abroad should be brought into the foreign exchange market within 5 (five) business days as from the collection or disbursement abroad, with 10 (ten) additional calendar days. This term will be extended to 180 (one hundred and eighty) calendar days as from the collection or disbursement abroad when the customer meets the following conditions: (a) the funds were transferred to the local entity’s correspondent account between August 4 and November 4, 2022; (b) the customer has settled foreign currency in the foreign exchange market for advance payments, pre-export
and post-export financing abroad in 2022 for an amount equal to or higher than the equivalent to 100,000 (one thousand); (c) the client brings in the funds for crediting purposes to its own special account to credit export financing until the settlement is made, and (d) the transfer abroad of funds that are held as transfers pending settlement will require the BCRA’s prior approval.

(vi)	Communiqué “A” 7621, as supplemented
On October 13, 2022, through Communiqué “A” 7621, the BCRA extended the effective term of the restrictions to access the foreign exchange market to: (a) settle principal from financial payables abroad when the creditor is a counterparty related to the debtor, and (b) the settlement of principal from financial payables abroad should the payment be related to principal due dates through December 31, 2023.

(vii)	Communiqué “A” 7622, as supplemented
On October 13, 2022, through Communiqué “A” 7622, the BCRA established that as from October 17, 2022, access to the foreign exchange market will be granted to make payments of imports of goods to transactions related to a statement in the Argentine import system (“SIRA” by Spanish acronym) provided that: (a) the payment is made once the term in calendar days is elapsed as from the date of the customs entry registration detailed in the SIRA statement, or (b) the payment is made through a swap or arbitration against the customer’s local account in foreign currency and in the SIRA statement evidencing that such option would be used, or (c) any of the situations mentioned in point 8 herein takes place.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In addition, entities may grant access to the foreign exchange market to make payments of imports of goods to transactions related to a SIRA statement before the term provided for in such statement insofar as the transaction is validated in the “Cuenta Corriente Única de Comercio Exterior” (single foreign trade current account) IT system implemented by the AFIP, the remainder regulatory requirements are met and the payment may be qualified in any of the aforementioned situations.

(viii)	Communiqué “A” 7626, as supplemented
On October 28, 2022, through Communiqué “A” 7626, the BCRA established that the customer that has a certificate for the systems to access currency for the increasing production of Crude oil and/or Natural gas (Decree No. 277/22) may access the foreign exchange market up to the certification amount to: (a) make principal payments of trade payables for the imports of goods or services without the need to have the prior approval set in Communiqué “A” 7532 or meet the term established in Communiqué “A” 7622; (b) make payments of profit and dividends to nonresident shareholders provided that the requirements set in revised foreign trade and foreign exchange regulations are met; (c) make principal payments of financial payables abroad which creditor is a counterparty related to the debtor without the prior approval required in revised foreign trade and foreign exchange regulations; (d) make principal payments of financial payables in foreign currency exceeding the amount resulting from the parameters set; and (e) repatriate direct investments made by nonresidents in companies that are not parent of local financial institutions under revised foreign trade and foreign exchange regulations.
The beneficiaries of the system to access currency for the incremental production of Crude oil (“RADPIP” by Spanish acronym) and/or the system to access currency for the increasing production of Natural gas (“RADPIGN” by Spanish acronym) should appoint a single local financial institution to issue the certificates and send them to the entities through which the customer will access the foreign exchange market.
The appointed entity should record the benefit amounts recognized by the Department of Energy under Decree No. 277/22 in favor of the customer, evidencing the benefit period and the total benefit amount in USD obtained during the period.
Finally, it sets forth that customers may also access the foreign exchange market to settle financial payables abroad provided that the established conditions are met and fulfillment of the general and specific requirements applicable to the transaction under effective foreign exchange regulations is evidenced in all cases.
As of December 31, 2022, the Company implemented the necessary actions to comply with the aforementioned communiqués and continues to monitor new changes in the regulatory framework and the impact of settling payables in currencies other than the Argentine peso.
Note 19. Inventories

	As of December 31, 2022	As of December 31, 2021
Materials and spare parts	8,177	8,739
Crude oil stock (Note 6.2)	4,722	5,222

Total	12,899	13,961

Note 20. Cash, bank balances and other short-term investments

	As of December 31, 2022	As of December 31, 2021
Mutual funds	202,165	126,204
Cash in banks	23,910	78,098
Money market funds	15,881	106,915
Government bonds	2,429	3,796

Total	244,385	315,013

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 (three) months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of December 31, 2022	As of December 31, 2021
Cash, bank balances and other short-term investments	244,385	315,013
Less
Government bonds	(2,429)	(3,796)

Cash and cash equivalents	241,956	311,217

Note 21. Capital stock and capital risk management
21.1 Capital stock
The following chart shows a reconciliation of the movements in the Company’s capital stock for the years ended December 31, 2022, 2021 and 2020:

	Series A	Series C	Total
Amounts as of December 31, 2019	659,399	—	659,399
Number of shares	87,133,504	2	87,133,506

Series A shares to be granted in LTIP	1	—	1
Number of shares	717,782	—	717,782

Amounts as of December 31, 2020	659,400	—	659,400
Number of shares	87,851,286	2	87,851,288

Reduction of capital stock adopted at the Ordinary General Shareholders’ meeting on December 14, 2021	(72,695)	—	(72,695)
Number of shares	—	—	—
Series A shares to be granted in LTIP	1	—	1
Number of shares	778,591	—	778,591

Amounts as of December 31, 2021	586,706	—	586,706
Number of shares	88,629,877	2	88,629,879
Reduction of capital stock adopted at the Board of Directors’ meeting on September 27, 2022	(39,530)	—	(39,530)
Number of shares	—	—	—
Cashless exercises of warrant adopted at Warrant Holders’ meeting on October 4, 2022	—	—	—
Number of shares	2,038,643	—	2,038,643
Share repurchase	(29,304)	—	(29,304)
Number of shares repurchased	(3,234,163)	—	(3,234,163)
Series A shares to be granted in LTIP	1	—	1
Number of shares	972,121	—	972,121

Amounts as of December 31, 2022	517,873	—	517,873
Number of shares	88,406,478	2	88,406,480

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

1)	Series A Shares
On August 15, 2017, the Company concluded its IPO in the BMV; as a result, 65,000,000 Series A ordinary shares were issued.
On December 18, 2017, a capital increase for up to 1,000 was approved to support the Company’s initial business combination. To account for such increase, a total of 100,000,000 Series A shares were issued, which were held in the Company’s Treasury for their subsequent subscription and payment.
As disclosed in Note 34, on March 22, 2018, the Company’s shareholders approved that the aforementioned 8,750,000 be held in Treasury to implement the LTIP.
Moreover, on April 4, 2018, the Company conducted its initial business combination for 653,781 less issuance costs for 26,199. Thus, and after issuing and placing certain Company shares, settling some of those shares and converting all Series B shares into Series A shares, a total of 70,409,315 Series A shares were outstanding as of that date.
On February 13, 2019, the Company completed the sale of 5,500,000 series A shares to Kensington Investments B.V.
On July 25, 2019, the Company made a public offering in Mexico and the United States by placing 10,906,257 Series A shares. Both offerings were made at a price equal to USD 9.25 per Series A share. For the global offering, the Company obtained funds net of issuance expenses for 91,143.
On December 14, 2021, the Shareholders’ Meeting approved the reduction of the variable portion of the Company’s capital stock of 72,695, for the absorption of accumulated losses as of September 30,2021, shown on the Company’s nonconsolidated financial statements. This transaction did not require the cancellation of Series A shares as they have no nominal value. Likewise, this operation did not generate any tax effect in Mexico.
On September 27, 2022, the Board of Directors Meeting approved the reduction of the variable portion of the Company’s capital stock of 39,530, for the absorption of accumulated losses as of August 31, 2022, shown on the Company’s nonconsolidated financial statements. On December 7, 2022, through Ordinary General Shareholders’ Meeting this transaction was ratified.

This transaction did not require the cancellation of Series A shares as they have no nominal value. Likewise, this operation did not generate any tax effect in Mexico.
On October 4, 2022 the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” – the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such Warrants, by means of which a cashless exercise mechanism was implemented that entitles the holders, to obtain 1 Series A share representative of the capital stock of the Company for each 31 Warrants owned (see Note 18.3). As a result, a maximum of 3,215,483 shares will become outstanding once all Warrants are converted. Thus, as of December 31, 2022, a total of 2,038,643 Series A shares were issued (For further information see Note 36). They have no nominal value, and the remaining amount was recognized under “Other equity instruments”.
On April 26 and December 7, 2022, through the Extraordinary and Ordinary General Shareholders’ Meeting, the Company’s shareholders approved the creation of a fund to acquire own shares for 23,840 and 25,625 based on the Company’s nonconsolidated financial statements (see Note 21.2). During the year ended as of December 31, 2022 the Company repurchased 3,234,163 Series “A” share for a total amount of 29,304, which, as of the date of issuance of these consolidated financial statements, are held in treasury. As of the date of these consolidated financial statements this operation did not generate any tax effect in Mexico.
As of December 31, 2022 and 2021, the Company’s variable capital stock amounts to 88,406,478 and 88,629,877 fully subscribed and paid Series A shares with no face value, respectively, each entitled to one vote. As of December 31, 2022 and 2021, the Company’s authorized capital includes 40,385,761 and 40,162,362 Series A ordinary shares held in Treasury that may be used with warrants and LTIP.

2)	Series C
The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Class C shares.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

21.2 Legal reserve and share repurchase reserve
Under Mexican Business Associations Law, the Company is required to allocate 5% of net profit for the year to increase the legal reserve until it is equal to 20% of capital based on the Company’s nonconsolidated financial statements.
On April 26, 2022, through the Ordinary and Extraordinary General Shareholders’ Meeting, the Company’s shareholders approved the creation of a fund to acquire own shares for 23,840, and the creation of the legal reserve for 1,255, both based on the Company’s nonconsolidated financial statements.
On December 7, 2022, through the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of a fund to acquire own shares for 25,625 and the increase of the legal reserve for 1,348, both based on the Company’s nonconsolidated financial statements.
21.3 Capital risk management
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
The leverage ratio as of December 31, 2022, and 2021, is as follows:

	As of December 31, 2022	As of December 31, 2021
Total borrowings and lease liabilities	578,526	638,047
Less: Cash, bank balances and other short-term investments	(244,385)	(315,013)

Net debt	334,141	323,034
Total equity	844,060	565,259

Leverage ratio	40.00%	57.00%
No changes were made in capital management objectives, policies or processes for the years ended December 31, 2022, and 2021.
Note 22. Provisions

	As of December 31, 2022	As of December 31, 2021
Noncurrent
Well plugging and abandonment	31,389	28,920
Environmental remediation	279	737

Total noncurrent	31,668	29,657

	As of December 31, 2022	As of December 31, 2021
Current
Environmental remediation	1,542	862
Well plugging and abandonment	1,135	1,876
Contingencies	171	142

Total current	2,848	2,880

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

22.1 Provision for well plugging and abandonment
According to applicable regulations in the countries where the Company (either directly or indirectly through its subsidiaries) conducts oil and gas exploration and production activities, it should carry costs related to well plugging and abandonment. As of December 31, 2022 and 2021, the Company has a trust to plug and abandon wells in Mexico; however, it did not grant any asset as security to settle these obligations in Argentina.
The provision for well plugging and abandonment represents the present value of dismantling costs related to oil and gas properties expected to be incurred through the end of each concession, when oil and gas producing wells are expected to cease operations. These provisions were created based on the operator’s or the Company’s internal estimates, as appropriate.
Assumptions based on the current economic context were made, so the Company considers that it is a reasonable basis to estimate future liabilities. These estimates are reviewed periodically to consider substantial changes in assumptions. However, the actual costs of well plugging and abandonment will ultimately depend on future market prices for the plugging and abandonment works needed. Moreover, wells will probably be plugged and abandoned when plots of land cease to produce at economically feasible rates. They will also depend on Crude oil and Natural gas future prices, which are uncertain by nature.
The discount rate used in calculating the provision as of December 31, 2022, ranges between 8.54% and 11.13% whereas it ranges between 10.8% and 14.9% as of December 31, 2021.
The Company conducted a sensibility analysis related to the discount rate. The increase or decrease of such rate by 1% would have no significant impact on well plugging and abandonment.
Below are the changes in the provision for well plugging and abandonment for the year:

	As of December 31, 2022	As of December 31, 2021
Amounts at beginning of year	30,796	23,933
Discount for well plugging and abandonment (Note 11.3)	2,444	2,546
(Decrease) Increase in the change in capitalized estimates (Note 13)	(713)	2,112
Decrease from transfer of working interest in CASO (Note 29.3.4)	—	(630)
Increase from acquisition of AFBN assets (Note 29.3.10)	—	2,773
Foreign exchange differences	(3)	62

Amounts at end of year	32,524	30,796

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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are the changes in the provision for environmental remediation for the year:

	As of December 31, 2022	As of December 31, 2021
Amounts at beginning of year	1,599	1,701
Increases (Note 10.2)	2,133	1,029
Foreign exchange differences	(1,911)	(1,131)

Amounts at end of year	1,821	1,599

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
The Company’s total claims and legal actions amount to 171 and 217, from which it has estimated a probable loss of 171 and 142 as of December 31, 2022 and 2021, respectively.
Moreover, as of December 31, 2021, the Company was involved in certain labor, civil and commercial claims for 75, for which no provision has been booked as it is unlikely that a cash outflow will be required to settle the obligation.
The Company, considering its legal counsel’s opinion, estimates that the provision amount is sufficient to cover potential contingencies. It has booked a provision or disclosed all claims or other issues in these consolidated financial statements, either individually or in the aggregate.
Below are the changes in the provision for contingencies for the year:

	As of December 31, 2022	As of December 31, 2021
Amounts at beginning of year	142	359
Increases (Note 10.2)	379	652
Amounts incurred for payments	(307)	(524)
Foreign exchange differences	(43)	(345)

Amounts at end of year	171	142

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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The plan is backed by assets deposited exclusively by the Company and with no employee contributions to the trust fund. Fund assets may be invested by the Company in monetary market instruments denominated in USD or certificates of deposit to preserve accumulated capital and obtain returns in line with a moderate risk profile. Funds are mainly invested in United States of America bonds, Treasury bonds and trade notes with quality ratings.
The Bank of New York Mellon is the trustee, and Willis Towers Watson is the business agent. Should there be an excess (duly certified by an independent actuary) of funds to be used to settle the benefits granted under the plan, the Company will be entitled to use it, in which case the trustee should be notified.
The following charts summarize the components of net expenses and the obligation recognized in the consolidated financial statements:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Cost of services	(44)	(28)	(60)
Cost of interest	(458)	(219)	(190)

Total	(502)	(247)	(250)

	As of December 31, 2022
	Present value of the obligation	Asset’s plan	Net liabilities
Amounts at beginning of year	(15,416)	7,594	(7,822)
Items classified as loss or profit
Cost of services	(44)	—	(44)
Cost of interest	(806)	348	(458)
Items classified in other comprehensive income
Actuarial remediation (losses)	(3,911)	(270)	(4,181)
Benefit payments	1,168	(1,168)	—
Payment of contributions	—	254	254

Amounts at end of year	(19,009)	6,758	(12,251)

	As of December 31, 2021
	Present value of the obligation	Asset’s plan	Net liabilities
Amounts at beginning of year	(11,465)	8,004	(3,461)
Items classified as loss or profit
Cost of services	(28)	—	(28)
Cost of interest	(610)	391	(219)
Items classified in other comprehensive income
Actuarial remediation (losses)	(4,394)	(119)	(4,513)
Benefit payments	1,081	(1,081)	—
Payment of contributions	—	399	399

Amounts at end of year	(15,416)	7,594	(7,822)

The fair value of asset’s plan as of every year end per category, is as follows:

	As of December 31, 2022	As of December 31, 2021
US government bonds	5,703	—
Cash and cash equivalents	1,055	7,594

Total	6,758	7,594

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are the estimated payments of benefits expected for the next 10 (ten) years. The amounts in the chart show non discounted cash flows; thus, they do not reconcile with the obligations booked as of year-end:

	As of December 31, 2022	As of December 31, 2021
Less than 1 year	1,562	1,204
1 to 2 years	1,538	1,232
2 to 3 years	1,542	1,213
3 to 4 years	1,526	1,213
4 to 5 years	1,506	1,198
6 to 10 years	7,113	5,752
Below are the significant actuarial estimates used:

	As of December 31, 2022	As of December 31, 2021
Discount rate	5%	5%
Asset rate of return	5%	5%
Salary rise	1%	1%
The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.
(i) Should the discount rate be 1% higher (lower), the defined benefit obligation would decrease by 1,560 (increase by 1,828) as of December 31, 2022.
(ii) Should the expected salary rise increase (decrease) by 1%, the defined benefit obligation would go up by 82 (go down by 79) as of December 31, 2022.
(iii) Should the discount rate be 1% higher (lower), the defined benefit obligation would decrease by 1,298 (increase by 1,526) as of December 31, 2021.
(iv) Should the expected salary rise increase (decrease) by 1%, the defined benefit obligation would go up by 91 (go down by 87) as of December 31, 2021.
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
year-end,
which is the same as the method applied to calculate the defined benefit obligation liability recognized in the statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change with respect to the previous year.
Note 24. Salaries and payroll taxes

	As of December 31, 2022	As of December 31, 2021
Current
Provision for bonuses and incentives	17,599	12,102
Salaries and social security contributions	7,521	5,389

Total current	25,120	17,491

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 25. Other taxes and royalties

	As of December 31, 2022	As of December 31, 2021
Current
Royalties	12,642	9,547
Tax withholdings	7,205	873
Turnover tax	102	—
VAT	10	33
Other	353	919

Total current	20,312	11,372

Note 26. Trade and other payables

	As of December 31, 2022	As of December 31, 2021
Noncurrent
Other accounts payables:
Payables to partners of joint operations (1)	—	50,159

Total noncurrent other accounts payables	—	50,159

Total noncurrent	—	50,159

Current
Accounts payables:
Suppliers	196,484	119,255

Total current accounts payables	196,484	119,255

Other accounts payables:
Payables to third parties (2)	23,880	—
Extraordinary fee for Gas IV Plan	488	220
Payables to partners of joint operations (1)	161	19,007

Total current other accounts payables	24,529	19,227

Total current	221,013	138,482

(1)	As of December 31, 2021, including 50,159 and 18,913 in noncurrent and current accounts, respectively, related to the carry agreement recognized at present value (see Note 29.3.10).
(2)	See Note 1.2.1 and Note 36.
Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payables does not differ considerably from its fair value.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 27. Related parties transactions and balances
Note 2.3 provides information on the Company’s structure. As of December 31, 2022 and 2021, the Company carries no balances with related parties.
Key management personnel remuneration
Below are the amounts recognized in the consolidated statements of profit or loss and other comprehensive income related to Company key personnel:

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Short-term benefits	12,990	11,626	7,273
Share-based payment transactions	13,119	8,875	8,699

Total compensation paid to key personnel	26,109	20,501	15,972

Note 28. Commitments and contingencies
For a description of the Company’s commitments and contingencies related to its oil and gas properties, see Note 29.3 and 29.4.
28.1 Duplicar Plus Project implemented by Oleoductos del Valle S.A. (“Oldelval”)
On December 21, 2022, the Company, through its subsidiary Vista Argentina, was awarded a crude oil transportation capacity of 5,010 m3/day under the project to extend the current line from Allen to Puerto Rosales implemented by Oldelval (transportation concession holder) for 50,000 m3/day. Thus, the Company undertook to make an upfront investment of 118,000 between 2023 and 2025, to be recovered from the service monthly fee. As of the date of issuance of these financial statements, the Company made disbursements related to this commitment for a total amount of 16,378.
28.2 Asociación de Superficiarios de la Patagonia (“ASSUPA” by Spanish acronym)
On July 1, 2004, Vista Argentina was notified of a claim filed against it. In August 2003, ASSUPA filed a lawsuit against 18 (eighteen) companies operating exploitation concessions and exploration permits in the Neuquén basin, including Vista Argentina.
ASSUPA claims remediation for the environmental damages supposedly caused by hydrocarbon exploitation activities, the creation of an environment restoration fund, and the implementation of measures to prevent future environmental damages. The plaintiff called the meeting of the Argentine government, the Argentine Federal Council for the Environment (“COFEMA” by Spanish acronym), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza, and the National Ombudsman. The plaintiff requested, as a precautionary measure, that the accused parties refrain from conducting activities that harm the environment. Both the subpoena of the National Ombudsman and the preliminary request were rejected by the Argentine Supreme Court of Justice (“CSJN” by its Spanish acronym). The Company responded the claim by requesting its dismissal and opposing to the plaintiff’s request.
On December 30, 2014, the CSNJ issued two interlocutory orders. The order related to the Company supported the claim of the Provinces of Neuquén and La Pampa and declared that all environmental damages related to local and provincial situations were outside the scope of its original jurisdiction and that only “interjurisdictional situations” (such as the Río Colorado basin) would fall under its jurisdiction. The CSNJ also rejected the precautionary measures and other related proceedings. Vista Argentina, considering the legal counsel’s opinion, concluded that it is unlikely that a cash outflow be required to settle this obligation.
As of the date of issuance of these financial statements, before the case is opened for trial, the parties are answering the notices served regarding the prior exceptions and challenges against the evidence filed, which are pending resolution.
Note 29. Operations in hydrocarbon consortiums
29.1 General considerations
Hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the federal or provincial government based on the free availability of hydrocarbons produced.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.2 Oil and gas areas and interests in joint operations
As of December 31, 2022, 2021, and 2020, the Company, through its subsidiaries, is the owner and part of the joint operations and consortia for oil and gas exploration and production, as shown below:

Name	Location	Equity interest			Operator	Up to year
		2022	2021	2020
Argentina
Entre Lomas	Río Negro	100%	100%	100%	Vista Argentina	2026	(1)
Entre Lomas	Neuquén	100%	100%	100%	Vista Argentina	2026	(1)
Bajada del Palo Este	Neuquén	100%	100%	100%	Vista Argentina	2053
Bajada del Palo Oeste	Neuquén	100%	100%	100%	Vista Argentina	2053
Agua Amarga - “Charco del Palenque”	Río Negro	100%	100%	100%	Vista Argentina	2034	(1)
Agua Amarga - “Jarilla Quemada”	Río Negro	100%	100%	100%	Vista Argentina	2040	(1)
Coirón Amargo Norte	Neuquén	84.62%	84.62%	84.62%	Vista Argentina	2036
Coirón Amargo Sur Oeste	Neuquén	—%	—%	10%	Shell Argentina S.A.	2053
Águila Mora	Neuquén	90%	90%	90%	Vista Argentina	2054
Jagüel de los Machos	Río Negro	100%	100%	100%	Vista Argentina	2025	(1)
25 de Mayo - Medanito S.E.	Río Negro	100%	100%	100%	Vista Argentina	2026	(1)
Acambuco - “San Pedrito”	Salta	1.5%	1.5%	1.5%	Pan American Energy	2036
Acambuco - “Macueta”	Salta	1.5%	1.5%	1.5%	Pan American Energy	2040
Sur Río Deseado Este	Santa Cruz	—%	—%	16.9%	Alianza Petrolera Argentina S.A.	2021
Aguada Federal	Neuquén	100%	50%	—%	Vista Argentina	2050
Bandurria Norte	Neuquén	100%	50%	—%	Vista Argentina	2050

Mexico
Area CS-01	Tabasco	100%	100%	50%	Vista Holding II	2047
Area A-10	Tabasco	—%	—%	50%	Jaguar	2047
Area TM-01	Veracruz	—%	—%	50%	Jaguar	2047

(1)	For further information see Note 36.
Below is the summarized financial information on the joint operations involving the Company, which assets, liabilities, revenue and expenses are not fully consolidated in the Company’s financial statements. The summarized financial information disclosed below represents the amounts under IFRS of the related interests.

	As of December 31, 2022	As of December 31, 2021
Assets
Noncurrent assets	252,073	157,979
Current assets	13,702	9,051

Liabilities
Noncurrent liabilities	1,256	57,088
Current liabilities	55,106	61,704

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Year ended December 31,2022	Year ended December 31,2021	Year ended December 31,2020
Revenue from contracts with customers	—	3,200	2,490
Operating costs	(943)	(4,406)	(4,914)
Depreciation, depletion and amortization	(43,139)	(3,626)	—
Selling expenses	(351)	(275)	(4)
General and administrative expenses	(217)	(967)	(1,760)
Exploration expenses	—	(446)	(646)
Other operating income and expenses	2	(8,076)	(1,385)
Financial results, net	2,484	(586)	56

Total	(42,164)	(15,182)	(6,163)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.3 Concessions and changes in working interests in oil and gas exploitation properties
29.3.1 Entre Lomas area
As of December 31, 2022 and 2021, Vista Argentina (formerly known as Petrolera Entre Lomas S.A. or “PELSA”) is the operator and holder of all hydrocarbon exploitation concessions in Entre Lomas (“ELo”), located in the Provinces of Río Negro and Neuquén. Concession agreements, renegotiated in 1991 and 1994, respectively, granted the free availability of Crude oil and Natural gas produced, and were effective through January 21, 2016.
On December 9, 2014, Vista Argentina reached a renegotiation agreement with the Province of Río Negro for the concession of 100% of ELo area, approved by Provincial Decree No. 1,706/2014, whereby the concession was extended for ten (10) years through January 2026, and undertook, among other conditions, to pay a fixed bonus and a contribution to the social development and institutional consolidation, a supplementary contribution equal to 3% of Crude oil and Natural gas production, and a major reserve and resource development and exploration plan, and environmental remediation.
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
For further information see Note 36.
29.3.2 Bajada del Palo Oeste and Bajada del Palo Este areas
On December 21, 2018, through Decree No. 2,357/18, the Province of Neuquén approved the division and conversion of the operating concession in Bajada del Palo; in two unconventional hydrocarbon operating concessions (“CENCH” by Spanish acronym)
so-called
Bajada del Palo Este and Bajada del Palo Oeste for 35 (thirty-five) years, including the payment of 12% royalties for the new production of unconventional formations. This decree replaces the conventional operating concession initially granted and determines the term of the concessions until December 21, 2053.
In turn, Vista Argentina paid the following items to the Province of Neuquén: (i) an exploitation bonus for 1,168; (ii) an infrastructure bonus for about 2,796; and (iii) 3,935 as corporate social responsibility. Vista Argentina also paid 1,102 as stamp tax and committed to a major reserve development and exploration plan in the area.
29.3.2.1 Farmout agreement I
On June 28, 2021, Vista Argentina entered into a farmout agreement with Trafigura (“farmout agreement I”), whereby it undertook to develop, initially, 5 (five) pads made up of 4 (four) wells each in Bajada del Palo Oeste area. Moreover, Trafigura may hold interests in up to 2 (two) additional pads under the same terms and conditions.
By virtue of the farmout agreement, a joint venture was established and Trafigura was entitled to contractual rights for 20% of hydrocarbon output in the pads under the agreement and bear 20% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.
As part of the farmout agreement, Trafigura agreed to pay to Vista Argentina 25,000 as follows: (i) a 5,000 down payment; and (ii) 4 (four) payments of 5,000 for each pad, which should be paid upon commencement of hydrocarbon production in each pads included in the farmout agreement I, which should be validated by Trafigura.
29.3.2.2 Farmout agreement II
As mentioned in Note 1.2.2, on October 11, 2022, the Company, Vista Argentina entered into a farmout agreement II with Trafigura, whereby it undertook to develop 3 (three) pads in Bajada del Palo Oeste area. Trafigura was entitled to contractual rights for 25% of hydrocarbon output in the pads under the agreement and bear 25% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Vista Argentina maintains the operation in Bajada del Palo Oeste and 100% ownership of CENCH.
29.3.3 Agua Amarga area
As of December 31, 2022 and 2021, Vista Argentina is the owner and operator of “Charco del Palenque” and “Jarilla Quemada” operating lots in Agua Amarga, located in the Province of Río Negro.
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
For further information see Note 36.
29.3.4 Coirón Amargo Norte and Coirón Amargo Sur Oeste
Originally, the Joint operating agreement (“JOA”) Coirón Amargo owned an area located in the Province of Neuquén made up of an operating concession (“Coirón Amargo Norte”) and an evaluation lot (“Coirón Amargo Sur”) due in 2036 and 2017, respectively.
On July 11, 2016, the partners of UT Coirón Amargo signed agreements to assign their interests whereby the area was divided in 3 (three) independent lots: Coirón Amargo Norte (“CAN”), CASO and Coirón Amargo Sur Este (“CASE”) as detailed below:
Coirón Amargo Norte
CAN was made up of APCO Oil & Gas S.A.U. (“APCO SAU”, currently Vista Argentina), Madalena Energy Argentina S.R.L. (“Madalena”) and Gas y Petróleo de Neuquén S.A. (“G&P”) with 55%, 35% and 10%, respectively. Vista Argentina is the operator as from the date. The operating concession expires in 2036.
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
On July 7, 2020, due to the default in payment by partner Madalena and in agreement with Coirón Amargo Norte JOA, Vista Argentina, together with its partner G&P decided to remove Madalena from the agreement by subscribing addendum VIII to the venture agreement for the exploration and exploitation of CAN.
Ministry of Energy and Natural Resources Resolution No. 71/20 approved addendum VIII to the venture agreement and Decree No. 1,292/2020 of November 6, 2020, ratified such approval retroactively. Consequently, the Company, through its subsidiary Vista Argentina, increased its interest in the aforementioned JOA from 55% to 84.62% for no consideration.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As from that date, and maintaining the abovementioned carry system, the Company recognizes all its interests in this joint operation in its consolidated financial statements.
Coirón Amargo Sur Oeste
The partners of this joint operation were initially APCO SAU, O&G Development Ltd. S.A. (“O&G”, currently Shell Argentina S.A. or “Shell”) and G&P with 45%, 45% and 10%, respectively.
On August 22, 2018, Vista Argentina assigned to O&G a 35% nonoperated interest in CASO through the swap agreement described in Note 29.3.5.
On September 25, 2018, through Decree No. 1,578/18, CASO evaluation plot became a CENCH for 35 (thirty-five) years, maturing in 2053.
Through Decree No. 1,027/2021 of June 24, 2021, the Province of Neuquén approved the amendment of the venture agreement whereby Vista Argentina assigned its 10% working interest in the joint agreement over CASO area to Shell with retroactive effects as of April 1, 2021.
As of December 31, 2021, the Company received 15,000; and recognized a gain of 9,788 in “Other operating income” under “Gain from assets disposal” (see Note 10.1); and a disposal of 11,784 in “Property, plant and equipment” (see Note 13).
As December 31, 2022 and 2021, Vista Argentina has no interests whatsoever in CASO area.
29.3.5 Águila Mora
On August 22, 2018, APCO SAU signed an assignment agreement (the “Águila Mora swap agreement”) whereby:
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
Vista Argentina was notified of Decree No. 2,597 granted by the Province of Neuquén whereby G&P was granted the unconventional operating concession of Águila Mora area for 35 (thirty-five) years as from November 29, 2019 (renewable at due date provided that certain conditions are met for successive 10 (ten) year periods), replacing the unconventional exploration permit previously granted.
Vista Argentina maintains for such area a carry agreement for the interest in G&P and includes all its interests in this joint operation in the consolidated financial statements.
29.3.6. Jagüel de los Machos
As of December 31, 2022 and 2021, Vista Argentina is the owner and operator of “Jagüel de los Machos” operating lots located in the Province of Río Negro.
Presidential Decree No. 1,769/90 granted a 25 (twenty-five) year operating concession on Jagüel de los Machos area to Compañía Naviera Pérez Companc S.A.C.F.I.M.F.A. (predecessor of Pampa Energía S.A.). Then, through Province of Río Negro Decree No. 1,708/08, the operating concession was extended for 10 (ten) additional years, through September 6, 2025.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On April 4, 2018, Pampa Energía S.A. assigned to Vista Argentina 100% of its working interest in Jagüel de los Machos operating concession, and the Province of Río Negro issued Decree No. 806/19 approving such assignment on July 11, 2019.
For further information see Note 36.
29.3.7. 25 de Mayo – Medanito S.E.
As of December 31, 2022 and 2021, Vista Argentina is the owner and operator of “25 de Mayo – Medanito S.E.” operating lots located in the Province of Río Negro.
Presidential Decree No. 2,164/91 converted the agreement concerning 25 de Mayo-Medanito S.E. area into an operating concession for 25 years in favor of Compañía Naviera Pérez Companc S.A.C.F.I.M.F.A. (predecessor of Pampa Energía S.A.). Then, through Province of Río Negro Decree No. 1,708/08, the operating concession was extended for 10 (ten) additional years, through October 28, 2026.
On April 4, 2018, Pampa Energía S.A. assigned to Vista Argentina 100% of its interest in operating concession 25 de Mayo – Medanito S.E., and the Province of Río Negro issued Decree No. 806/19 approving such assignment on July 11, 2019.
For further information see Note 36.
29.3.8. Acambuco
The Company has a 1.5% working interest in operating concession Acambuco, located in the Northwest basin, Province of Salta. The operating concession operator is Pan American Energy LLC (Sucursal Argentina) with a 52% working interest. The remainder partners are YPF S.A., Shell, and Northwest Argentina Corporation with an equity of 22.5%, 22.5% and 1.5%, respectively.
The operating concession Acambuco includes two operating plots:
(i) San Pedrito, which was declared to be marketable on February 14, 2001, and expires in 2036; and
(i) Macueta, which was declared to be marketable on February 16, 2005, and expires in 2040.
29.3.9. Sur Rio Deseado Este
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
29.3.10 Aguada Federal and Bandurria Norte
On September 16, 2021, the Company, through its subsidiary Vista Holding I, acquired 100% of the shares directly and indirectly held in AFBN.
AFBN owns 50% of the nonoperated interest in the nonoperated concession of Aguada Federal granted by the Province of Neuquén that expires in 2050. As of the date of acquisition was operated by Wintershall, the owner of the remainder 50%.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Under the transaction terms, Vista made no advance payments, but assumed the cost of carry for nominal value of 77,000 related to 50% of all investments to develop the acquired areas, which were related to Winterhsall’s interests and that expire on December 31, 2023. AFBN carried about 6,203 cash on hand and cash in banks as of the date of this transaction.
As of December 31, 2021, pursuant to Company accounting policies including in Note 3.1.3, this transaction was recognized as an asset acquisition, recording an oil and gas property for 69,693 (see Note 13), mainly related to unconventional assets. These assets were booked at the cost of liabilities assumed under the carry agreement.
In addition, as mentioned in Note 1.2.1, on January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the remainder 50% of the interest operated in Bandurria Norte and Aguada Federal concessions from Wintershall; the Company became the area operator with con the 100% interest.
On September 14, 2022, the Province of Neuquén issued Presidential Decrees No. 1,851/22 and No. 1,852/22 approving the assignment by Wintershall to Vista Argentina of the assets located in the Bandurria Norte and Aguada Federal areas, respectively.
29.3.11 Oil and gas properties in Mexico
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
On December 1, 2020, Vista Holding II reached an agreement with Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I de C.V. (“Pantera”), both organized under the laws of Mexico, regarding the assignment of all interest held by Vista Holding II in the hydrocarbon exploration and extraction license agreements in
A-10
and
TM-01
area to Pantera and Jaguar, respectively, as well as the assignment of Jaguar’s interest in area
CS-01
to Vista Holding II.
On March 25, 2021, the CNH approved the assignment of all interests in Jaguar’s rights over
CS-01
area in favor of Vista Holding II. On April 29, 2021, the CNH approved the assignments of all equity interests held by Vista Holding II in
TM-01
area to Jaguar, and in
A-10
area to Pantera.
On August 23, 2021, the Company through its subsidiary Vista Holding II completed assets transfer to Jaguar and Pantera, as follow: (i) the acquisition of a 50% working interest in
CS-01
(operated) area in addition to its 50% working interest, and (ii) the sale of its 50% working interest in
TM-01
and
A-10
(non-operating)
area. This transaction was agreed based on the cumulative costs incurred in each area.
As of December 31, 2021, as a result of this transaction the Company agreed to offset its accounts receivable from and payable to Jaguar and Pantera by 5,501; and recognized a disposal of 5,126 in “Property, plant and equipment”; and a net addition of 673 in “Other intangible assets” (see Notes 13 and 14). These transactions did not generate cash flows.
The Company also paid consideration of 850 for the year ended December 31, 2021, and it recognized a gain of 198 in “Other operating income” under “Gain from assets disposal” mainly arising from reimbursements of operational expenses (see Note 10.1).
On January 13, 2022, the Company, through its subsidiary Vista Holding II, exercising its right and obligation under the hydrocarbon exploration and extraction agreement, requested to the CNH the reduction and partial return of almost 36.6% of the contractual area operated in block
CS-01.
As of the date of issuance of these financial statements, the Company has begun the regulatory formalities with the CNH for the partial return of the area, which is expected to be completed by 2023.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.4 Investment commitment
As of December 31, 2022, the Company has the following main commitments pending execution:
A-
Argentina
(i) in Entre Lomas (Province of Río Negro), to drill and complete 3 (three) development wells and 1 (one) extension well for an estimated cost of 9,000 (see Note 36 for further information);
(ii) in Entre Lomas (Province of Río Negro), to complete 9 (nine) workovers, and to abandon 2 (two) wells for an estimated cost of 4,500 (see Note 36 for further information);
(iii) in Bajada del Palo Este, to drill 3 (two) horizontal wells with its related facilities for an estimated cost of
 39,900;
(iv) in Águila Mora, to complete 2 (two) horizontal wells with its related facilities for an estimated cost of 15,500;
(v) in 25 de Mayo-Medanito S.E. and Jagüel de los Machos (Province of Río Negro), to drill and complete 2 (two) development wells for an estimated cost of 2,700 (see Note 36 for further information); and
(vi) in 25 de Mayo-Medanito S.E. and Jagüel de los Machos (Province of Río Negro), to complete 10 (ten) workovers and to abandon 19 (nineteen) wells for an estimated cost of 7,500 (see Note 36 for further information).
B-
Mexico
(i) to drill and complete 6 (six) wells in
CS-01
for an estimated cost of 18,000.
29.5 Well exploration costs
There are no balances or activity for costs of exploration wells for the years ended December 31, 2022, and 2021.
Note 30. Transport Concession
30.1 General considerations
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
30.2 Federal transportation concession
On November 22, 2019, Argentina’s Government Department of Energy issued Resolution No. 753/19 whereby it provided Vista Argentina with a Crude oil transportation concession for the oil pipeline that will extend from Borde Montuoso oilfield (in Bajada de Palo Oeste, Province of Neuquén) to La Escondida pumping station (related to Allen-Puerto Rosales oilfield, Province of Río Negro), operated by Oldelval. In that same act, Vista Argentina assigned the concession to Aleph.
The federal transportation concession is extended through December 19, 2053.
It will transport production from Bajada de Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte, Charco del Palenque and Entre Lomas, located in the Provinces of Neuquén and Río Negro.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

30.3 Entre Lomas Crude oil transportation concession
On December 6, 2019, the Province of Río Negro issued Decree No. 1,821/19 whereby it provided Vista Argentina with a hydrocarbon transportation concession related to ELo concerning the oil pipeline connecting the crude treatment plant located in Charco Bayo oilfield in Entre Lomas (the “PTC Elo”) to its interconnection with the Crude oil trunk transportation system in La Escondida operated by Oldelval in the Province of Río Negro, including the PTC ELo within the transportation concession.
The transportation concession was granted for a term equal to the remainder term of the operating concession of the related ELo area; i.e., until January 21, 2026.
It will transport production from ELo, Bajada del Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte, ELo and Charco del Palenque.
30.4 25 de Mayo-Medanito S.E. transportation concession
On December 6, 2019, the Province of Río Negro issued Decree No. 1,822/19 whereby it provided Vista Argentina with a hydrocarbon transportation concession related to 25 de Mayo-Medanito S.E., Province of Río Negro, concerning the oil pipeline connecting the crude treatment plant located in 25 de Mayo-Medanito S.E. (Río Negro) (“PTC MED”) to its interconnection with the Crude oil trunk transportation system in Medanito operated by Oldelval in the Province of Río Negro, including PTC MED within the transportation concession.
The transportation concession was granted for a term equal to the remainder term of the operating concession of the related 25 de Mayo-Medanito S.E. area; i.e., until October 26, 2026.
It will transport production from 25 de Mayo- Medanito S.E. and Jagüel de los Machos.
For further information see Note 36.
30.5 Entre Lomas gas transportation concession
On December 6, 2019, the Province of Río Negro issued Decree No. 1,823/19 whereby it provided Vista Argentina with a hydrocarbon transportation concession related to ELo concerning the gas pipeline connecting the gas treatment plant located in Charco Bayo oilfield in ELo (the “PTG ELo”) to its interconnection with the gas trunk transportation system operated by Transportadora de Gas del Sur S.A. (“TGS”) in the Province of Río Negro, including the PTG ELo within the transportation concession.
The transportation concession was granted for a term equal to the remainder term of the operating concession of the related ELo area; i.e., until January 21, 2026.
It will transport production from ELo, Bajada del Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte and Charco del Palenque.
For further information see Note 36.
30.6 Jarilla Quemada gas transportation concession
On April 19, 2013, the Province of Río Negro issued Decree No. 434/13 granting Vista Argentina a hydrocarbon transportation concession for Jarilla Quemada oilfield in Agua Amarga area over the gas pipeline connecting such oilfield to the fiscal oil metering station located at 45.47 km of Medanito-Mainqué gas pipeline.
The transportation concession was granted for 35 years, through April 9, 2048.
For further information see Note 36.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 31. Business combination
Due to the exclusion of the partner of Madalena Energy Argentina S.R.L. as mentioned in Note 29.3.4, Vista Argentina acquired a 29.62% of working interest in addition to its 55%, up to 84.62%, in CAN’s concessions for no consideration, which gave rise to net assets for 1,383 and subsequent profit in the same amount, that was booked in “Other operating income” under “Bargain purchase on business combination” (see Note 10.1).
This transaction was booked as a business combination under IFRS using the acquisition method and is included in the consolidated financial statements as from the date in which the Company gained control of the additional working interest.
Note 32. Aleph Midstream S.A.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 33. Tax regulations
A-
Argentina
On December 23, 2019, Law No. 27.541 on “Social Solidarity and Production Reactivation in the Context of a Public Emergency”, and its Administrative Order No. 58/2019, was published in the Official Bulletin. The reforms introduced are aimed at reactivating the economic, financial, fiscal, administrative, social security, tariff, energy, health and social areas, and empower the Argentine Executive to carry out the formalities and efforts needed to recover and ensure the sustainability of sovereign debt of the Argentine Republic.
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
In December 2019, Law No. 27,541 on Social Solidarity and Production Reactivation in the Context of a Public Emergency, enacted through Presidential Decree No. 58/2019, suspended the second decrease in rates and maintained the original 30% and 7% rates for income tax and tax on dividends, respectively, until the tax years beginning on or after January 1, 2021.
Moreover, Law No. 27.468 established that a third of the positive or negative adjustment for inflation applicable to the 3 (three) first fiscal years beginning January 1, 2019, be distributed to the year in which the adjustment was determined and the remaining two thirds to the two subsequent tax periods. Law No. 27,541, amended this distribution and established that a sixth of the positive or negative adjustment for the first- and second-year beginning January 1, 2019, be charged to the year in which the adjustment is determined and the remainder five sixths, in equal parts, to the five subsequent tax periods, whereas for years beginning January 1, 2021,
100
% of the adjustment may be deducted/levied in the year in which it is determined.
On June 16, 2021, the Argentine government issued Law No. 27,630, which introduces changes in corporate income tax rate effective for fiscal years beginning January 1, 2021. It establishes the application of gradual rates according to the level of net accumulated taxable profit. Based on Management estimates, the rate applicable to the Company stands at 35%.
General Resolution No. 5,248/2022
On August 16, 2022, the Federal Public Revenue Agency (“AFIP”) in Argentina issued General Resolution No. 5,248/2022 whereby it established one-time
payment towards income tax.
For taxpayers whose tax assessed as of December 31, 2021, was equal to or higher than ARS 100,000,000 and which calculation base for the advance payments for the following tax period exceeded 0 (zero), the one-time
payment towards income tax will amount to 25% of such calculation base. Such amount was paid in 3 (three) equal and consecutive installments equivalents to 8,300 and computed as payment towards income tax for the year ended as of December 31, 2022.
Law No. 27,701
Law No. 27,701, published in the Official Bulletin on December 1, 2022, set forth the option to defer the tax adjustment for inflation for the first two fiscal years beginning as from January 1, 2022. Thus, a third of such positive adjustment may be distributed to the fiscal year in which the adjustment is assessed and the remaining two thirds, in equal parts, to the two subsequent fiscal years.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

This alternative applies to the companies promoting investments in property, plant and equipment for an amount equal to or higher than ARS 30,000,000 during each of the two fiscal periods subsequent to the computation of the first third. Failing to comply with this requirement will result in the forfeiture of the benefit.
As of December 31, 2022, the Company, through its subsidiary Vista Argentina, applied the option mentioned above.
33.2 Tax for an inclusive and solidary Argentina (“PAIS Tax”)
Law No. 27,541 introduced a tax that is levied on the acquisition of foreign currency for 5 (five) tax years at a 30% rate.
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
33.3 Export duties
Law No. 27,541 set forth a maximum 8% rate for export duties on hydrocarbons and mining activities.
B-
Mexico
33.4 Income tax
On October 31, 2019, the Mexican government approved the 2020 tax reform, which becomes effective as from January 1, 2020. This reform includes the following:
(i) It limited the deductibility of net interest for the year, equal to the amount resulting from multiplying the taxpayer’s adjusted taxable profit by 30%. There is an exception with a cap of 20 million Mexican pesos for deductible interest at the group level in Mexico.
(ii) It amended the Mexican Tax Code (“CFF” by Spanish acronym) to add new circumstances by virtue of which partners, shareholders, directors, managers or any other person in charge of a company’s management are considered joint and severally liable. These new circumstances apply when operating with black listed companies or individuals that issue electronic invoices considered inexistent transactions due to the lack of assets, personnel, infrastructure or material capacity; or when the taxpayer is not included in the Mexican Taxpayer Registry (“RFC” by Spanish acronym) or when the tax domicile is changed without filing the related notice with tax authorities in a timely manner.
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
The Company’s Management concluded that this reform had no major effects on the financial information as of December 31, 2022, and 2021.
Note 34. Share-based payments
On March 22, 2018, the Company’s shareholders authorized the implementation of the LTIP to retain key employees. Consequently, the Shareholders empowered the Board of Directors to manage this plan; will be manages the plan through an administrative trust; the Shareholders decided to set aside 8,750,000 Series A shares to be used in the plan; and is effective as from April 4, 2018.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The following table shows the number of stock options granted and the weighted average exercise price (“WAEP”) for the year and the movements for the year:

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
	Number of rights to buy	WAEP	Number of rights to buy	WAEP	Number of rights to buy	WAEP
At beginning of year	9,124,109	4.85	5,668,825	6.07	3,994,004	7.80
Granted during the year	1,416,119	7.05	3,455,284	2.85	1,711,307	2.10
Cancelled during the year	—	—	—	—	(36,486)	10.00
At end of year	10,540,228	5.15	9,124,109	4.85	5,668,825	6.07
The following table shows the inputs used for the plan for the year:

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	33.5%	34.0%	34%
Risk–free interest rate (%)	1.9%	1.4%	0.7%
Expected life of share options (years)	10	10	10
Weighted average exercise price (USD)	7.05	2.85	2.10
Model used	Black-Scholes	Black-Scholes	Black-Scholes
The remainder life of stock options is based on historical data and current expectations and is not necessarily an indication of the potential exercise patterns. Expected volatility shows the assumption that historical volatility in a period similar to the life of options is an indication of future trends, that may not be necessarily the actual result.
The weighted average fair value of options granted during the year ended December 31, 2022, 2021 and 2020 stood as 3.26, 1.2, and 0.9, respectively.
According to IFRS 2, stock option plans are classified as settled transactions at grant date.
For the years ended December 31, 2022, 2021 and 2020, compensation expense related with such plan booked in the consolidated statements of profit or loss and other comprehensive income stood at 3,673, 4,377, and 4,251, respectively.
34.2 Restricted stock
One or more shares that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Restricted Stock is vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date in which the Restricted Stock are granted to the participants.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the number of restricted stock
granted
and WAEP for the year and the movements during the year:

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
	Number of Series A shares	WAEP	Number of Series A shares	WAEP	Number of Series A shares	WAEP
At beginning of year	5,762,338	4.53	3,769,299	5.41	2,207,012	7.80
Granted during the year	940,215	7.05	1,993,039	2.85	1,581,037	2.10
Cancelled during the year	(32,763)	2.95	—	—	(18,750)	6.70
At end of year	6,669,790	4.89	5,762,338	4.53	3,769,299	5.41
For the years ended December 31, 2022, 2021 and 2020, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 6,372, 6,215, and 6,243, respectively. Restricted stock Series A issued during the year are disclosed in Note 21.1.
According to IFRS 2, restricted stock plan are classified as settled transactions at grant date. This assessment is the result of multiplying the total number of Series A shares to be deposited in the administrative trust and the price per share.
All pending restricted stock are considered outstanding shares for both basic and diluted earnings (loss) per share.
34.3 Performance restricted stock
One or more shares that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Performance restricted stock is vested, based on the performance of different Company’s variables, in the third year with respect to the date in which the Restricted Stock are granted to the participants.
The following table shows the number of performance restricted stock granted and WAEP and the movements during the year:

	Year ended December 31, 2022		Year ended December 31, 2021
	Number of Series A shares	WAEP	Number of Series A shares	WAEP
At beginning of year	—	—	—	—
Granted during the year	3,705,757	7.05	—	—

At end of year	3,705,757	7.05	—	—

For the year ended December 31, 2022, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 6,531.
According to IFRS 2, performance restricted stock are classified as settled transactions at grant date. This assessment is the result of multiplying the total number of Series A shares to be deposited in the administrative trust and the price per share.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 35. Supplementary information on oil and gas activities (unaudited)
The following information on oil and gas activities was prepared according to the method established in ASC No. 932 “Extractive Activities - Oil & gas”, amended by ASU 2010 - 03 “Oil and Gas Reserve Estimation and Disclosure,” published by the Financial Accounting Standard Board (“FASB”) in January 2010 to align current estimation and disclosure requirements with the requirements in the final rules and interpretations issued by the Security and Exchange Commission (“SEC”), published on December 31, 2008. This information includes the Company’s oil and gas production activities in Argentina and Mexico.
Costs incurred
The following table shows capitalized costs and expenses incurred in the years ended December 31, 2022, 2021 and 2020. The acquisition of properties includes the costs incurred to acquire proved or unproved oil and gas properties. Exploration costs include the costs required to retain undeveloped properties, seismic acquisition costs, seismic data interpretation, geologic modelling, costs of drilling exploration wells and drilled well testing. Development costs include drilling costs and equipment for development wells, the construction of facilities for hydrocarbon extraction, transport, treatment and storage, and all the costs needed to maintain facilities for existing developed reserves.

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Acquisition of properties
Proved	(68,743)	—	—	—	—	—
Unproved	—	—	(69,693)	—	—	—

Total acquisition of properties	(68,743)	—	(69,693)	—	—	—

Exploration	—	(624)	—	(561)	—	(646)
Development	(426,991)	(4,368)	(280,686)	(13,475)	(186,030)	(2,031)

Total costs incurred	(495,734)	(4,992)	(350,379)	(14,036)	(186,030)	(2,677)

Vista incurred no costs in entities recognized under the equity method during the aforementioned periods.
Capitalized cost
The following table shows capitalized costs during the years ended December 31, 2022, 2021, and 2020, for proved and unproved oil and gas reserves, and accumulated depreciation:

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Proved properties (1)
Machinery, facilities, software licenses and other	71,839	723	37,519	476	34,407	485
Oil & gas properties and wells	2,108,966	40,381	1,614,708	34,698	1,258,223	—
Works in progress	148,964	4,984	84,978	6,267	76,924	2,632
Unproved properties	—	—	—	—	—	15,359

Gross capitalized costs	2,329,769	46,088	1,737,205	41,441	1,369,554	18,476
Cumulative depreciation	(773,424)	(2,972)	(549,885)	(281)	(364,964)	(94)

Total net capitalized costs	1,556,345	43,116	1,187,320	41,160	1,004,590	18,382

(1)	Including capitalized amounts related to Well plugging and abandonment and (impairment) reversal of long-lived assets.
Vista incurred no costs in entities recognized under the equity method during the aforementioned periods.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Results of operations
The following breakdown of results of operations summarizes income and expenses directly related to Crude oil and Natural gas production for the years ended December 31, 2022, 2021 and 2020. Income tax for these periods was calculated using statutory tax rates.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Revenue from contracts with customers	1,143,820	652,187	273,938

Total revenue	1,143,820	652,187	273,938
Production costs excluding depreciation
Operating and other costs	(133,885)	(108,028)	(88,018)
Royalties	(144,837)	(86,241)	(38,908)

Total production costs	(278,722)	(194,269)	(126,926)

Depreciation, depletion and amortization	(234,862)	(191,313)	(147,674)
Exploration expenses	(624)	(561)	(646)
Discount for well plugging and abandonment liabilities	(2,444)	(2,546)	(2,584)
Reversal (Impairment) of long-lived assets	—	14,044	(14,438)

Operating profit (loss) before income tax	627,168	277,542	(18,330)
Income tax	(188,150)	(83,263)	5,499

Oil & gas operating profit (loss)	439,018	194,279	(12,831)
Vista incurred no costs in entities recognized under the equity method during the aforementioned periods.
Estimated Crude oil and Natural gas reserves
Proved reserves as of December 31, 2022, are net reserves attributable to Vista audited by DeGolyer and MacNaughton for the assets located in Argentina, and Mexico.
Proved reserves as of December 31, 2021 and 2020, are net reserves attributable to Vista audited by DeGolyer and MacNaughton for the assets located in Argentina, and Netherland Sewell & Associates for the assets located in Mexico.
Proved Crude oil and Natural gas reserves are the quantities of Crude oil and Natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. In some cases, substantial investments may be required in related wells and facilities to recover proved reserves.
The Company considers that its remaining estimated volumes of Crude oil and Natural gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, Crude oil prices used in determining proved reserves were the average price during the 12 (twelve) months prior to the end date of December 31, 2022, 2021, and 2020, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no Natural gas prices available in the benchmark market in Argentina, VISTA used the average Natural gas prices for the year to determine Natural gas reserves. In addition, for certain Natural gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through Gas IV Plan. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.
The independent audits carried out by DeGolyer and MacNaughton as of December 31, 2022 in Argentina and Mexico, and DeGolyer and MacNaughton in Argentina and Netherland Sewell & Associates in Mexico as of December 31, 2021 and 2020, covered all the estimated reserves located in the areas operated and not operated by the Company.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In all cases, were audit the estimated reserves according to Rule
4-10
of Regulation
S-X
issued by the SEC, and according to the provisions for disclosing Crude oil and Natural gas reserves under FASB ASC Topic 932. We provided all the information requested during the audit processes. In Argentina royalties paid to the provinces have not been deducted from reported proved reserves. Gas includes gas sale and consumption.
The volumes of liquid hydrocarbons represent Crude oil, condensate, gasoline and LNG to be recovered in field separation and plant processing and are reported in million barrels (“MMBbl”) The volumes of Natural gas represent expected gas sales and the use of fuel in the field and are reported in billion cubic feet (“Bcf”) (10
9
) in standard conditions of 14.7 psia and 60°F. Gas volumes arise from the separation and processing in the field, which are reduced by injection, venting and shrinkage, and include the volume of Natural gas consumed in the field for production. Natural gas reserves were converted into liquid equivalent using the conversion factor of 5.615 cubic feet of Natural gas per 1 barrel of liquid equivalent.
The following tables show proved oil reserves, net (including Crude oil, condensate oil and LNG) and Natural gas reserves, net, as of December 31, 2022, 2021 and 2020, according to VISTA’s interest percentage in the related concessions:
Proved reserves as of December 31, 2022

Argentina	Crude oil (1)	Natural g as	Natural g as
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	68.3	99.2	17.7
Proved undeveloped	136.8	139.7	24.8

Total proved reserves	205.1	238.9	42.5

Mexico	Crude oil (1)	Natural g as	Natural g as
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.2	0.1	0.0
Proved undeveloped	2.7	5.9	1.1

Total proved reserves	2.9	6.0	1.1
Proved reserves as of December 31, 2021

Argentina	Crude oil (1)	Natural g as	Natural g as
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	48.2	90.8	16.2
Proved undeveloped	95.1	99.4	17.7

Total proved reserves	143.3	190.2	33.9

Mexico	Crude oil (1)	Natural g as	Natural g as
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.3	0.2	0.0
Proved undeveloped	3.0	6.0	1.1

Total proved reserves	3.3	6.2	1.1
Proved reserves as of December 31, 2020

Argentina	Crude oil (1)	Natural g as	Natural g as
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	37.6	86.1	15.3
Proved undeveloped	61.8	73.9	13.1

Total proved reserves	99.4	160.0	28.4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.2	0.7	0.1
Proved undeveloped	0.0	0.0	0.0

Total proved reserves	0.2	0.7	0.1

(1)	It refers to crude oil, condensate, and LNG.
The following table shows the reconciliation of the Company’s reserve data between December 31, 2021, and December 31, 2022:

	Crude oil (1)	Natural gas (6)	Natural gas
Argentina	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2021	143.3	190.2	33.9
Increase (decrease) attributable to:
Review of prior estimates (2)	9.1	0.9	0.2
Extensions and discoveries (3)	65.4	62.0	11.0
Purchases of onsite proved reserves (4)	2.0	2.0	0.4
Production for the year (5)	(14.6)	(16.3)	(2.9)

Reserves as of December 31, 2022	205.1	238.9	42.5

(1)	It refers to Crude oil, condensate, and LNG.
(2)	The changes from prior-estimate revisions of proved developed and undeveloped Crude oil reserves (+9.1MMbbl) are mainly related to:
(a) in connection with the developed reserve: (i) the enhanced performance of the 32 (thirty two) production wells targeting Vaca Muerta unconventional in Bajada del Palo Oeste concession (+4.78 MMbbl); (ii) the 28 (twenty eight) wells drilled in 2022 targeting Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession, which comprises the farmout agreement I
mentioned in Note 29.3.2.1. (+2.54 MMbbl); (iii) a combined negative effect from other plots of land
(-0.62
MMbbl); (iv) a price revisions for (+0.75 MMbbl).
(b) in connection with the undeveloped reserve: (i) the unconventional Bajada del Palo Oeste concession were revised up, due to a lateral length adjustment, which had no effect on the type well (+0.87 MMbbl); (ii) the ELo Rio Negro concession were also revised up due to the addition of a well in Charco Bayo oilfield targeting Tordillo and Punta Rosada formations (+0.31 MMbbl);
 (iii) an upward revision was also made in the development plan of Jagüel de los Machos block due to the addition of 2 (two) wells and 2 (two) workovers
(+0.12 MMbbl); (iv) minor changes in the activity of 25 de Mayo-Medanito block (+0.05 MMbbl);
 (v) in Bajada del Palo Oeste concession, a downward revision was made related to the removal of two wells targeting Lotena conventional formation
(-0.28
MMbbl); and (vi) a price revisions for (+0.58 MMbbl).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The changes from prior-estimate revisions of proved developed and undeveloped Natural gas reserves (+0.9 Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) the enhanced performance and
Gas-Oil
Ratio (“GOR”) adjustment based on the latest trial results of the 32 (thirty two) unconventional production wells in Bajada del Palo Oeste concession (+4.83 Bcf); (ii) reduced performance of conventional wells in Bajada del Palo Oeste concession
(-2.52
Bcf); (iii) a minor performance in Natural gas wells in Charco Bayo and Piedras Blancas in ELo Río Negro concession
(-4.81
Bcf); (iv) a practically null combined effect in the remainder plots of land
(-0.38
Bcf); and (v) a price revisions for (+2.54 Bcf).
(b) in connection with the undeveloped reserve: (i) the unconventional Bajada del Palo Oeste concession were revised up, due to a lateral length adjustment, which had no effect on the type well (+1.00 Bcf); (ii) the Elo Río Negro concession were also revised up due to the addition of a well in Charco Bayo oilfield targeting Tordillo and Punta Rosada formations (+1.34 Bcf); (iii) an upward revision was also made in the development plan of Jagüel de los Machos block due to the addition of 2 (two) wells and 2 (two) workovers (+0.13 Bcf); (iv) minor changes in the activity of 25 de Mayo-Medanito block (+0.02 Bcf); (v) in Bajada del Palo Oeste concession, a downward revision was made related to the removal of two wells targeting Lotena conventional formation
(-2.21
Bcf); and (vi) a price revisions for (+0.96 Bcf).

(3)	The changes in the proved developed and undeveloped reserves due to the extension and discovery of Crude oil (+65.4 MMbbl) and Natural gas (+62.0 Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) the drilling of 16 (sixteen) wells (4 pads) targeting Vaca Muerta formation in Bajada del Palo Oeste concession (+13.44 MMbbl, +12.30 Bcf): (ii) the drilling of 12 (twelve) wells targeting Vaca Muerta formation in Aguada Federal concession (+7.73 MMbbl, +8.36 Bcf); (iii) the drilling of 2 (two) wells (1 pad) in Bajada del Palo Este targeting Vaca Muerta (+2.75 MMbbl, +0.89 Bcf).
(b) in connection with the undeveloped reserve: (i) the drilling of 13 (thirteen) wells (4 pads) targeting Vaca Muerta formation in Bajada del Palo Oeste concession (+14.08 MMbbl, +13.91 Bcf); (ii) the drilling of 2 (two)

wells
(1 pad) in Bajada del Palo Este (+2.71 MMbbl, +1.39 Bcf); and (iii) the drilling of 28 (twenty-eight) wells (13 pads) in Aguada Federal (+24.69 MMbbl, +25.15 Bcf).

(4)
The changes in the purchase of Crude oil (+2.00 MMbbl) and Natural gas (+2.00 Bcf)

reserves are mainly related to the farmout agreement II signed with Trafigura mentioned in Note 1.2.2. As of December 31, 2021, 4 (four) wells were proved undeveloped and the 4 (four) wells were unproved. As of December 31, 2022, the 8 (eight) wells are undeveloped proved.

(5)	Considering Vista Argentina’s output.
(6)	Natural gas internal consumption stood at 11.1% as of December 31, 2022.

	Crude oil (1)	Natural gas	Natural gas
Mexico	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2021	3.3	6.2	1.1
Increase (decrease) attributable to:
Review of prior estimates (2)	(0.3)	(0.1)	(0.0)
Purchases of onsite proved reserves	—	—	—
Production for the year (3)	(0.2)	(0.1)	(0.0)

Reserves as of December 31, 2022	2.9	6.0	1.1

(1)	It refers to Crude oil, condensate, and LNG.
(2)
The revisions of proved developed Crude oil and condensate and Natural gas reserves are related to an enhanced performance of wells (0.05 MMbbl) and the latest GOR trends
(-0.04
Bcf). The changes in the proved undeveloped Crude oil, condensate and Natural gas reserves
(-0.34
MMbbl,
-0.02
Bcf) are related to an adjustment of the type of curve after profit or loss from Vernet-1001 well.

(3)	Considering Vista Holding II’s output.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
(2)
The changes due to revisions of prior estimates of total proved Crude oil reserves (+3.8 MMbbl) are mainly related to: (i) an extension of the economic cap applicable to the different concessions (+3.3 MMbbl) due to increased prices of liquid hydrocarbon (from USD 41.97 per barrel to USD 54.99 per barrel of condensate and C5+, and from USD 19.16 per barrel to USD 26.87 per barrel of LPG); (ii) an enhanced performance of Bajada del Palo Oeste unconventional wells (+2.6 MMbbl); partly offset by: (iii) a lower performance of the base production of Bajada del Palo Oeste (-0.6 MMbbl), 25 de Mayo-Medanito (-0.6 MMbbl), ELo Río Negro (-0.5 MMbbl) and Coirón Amargo Norte (-0.4 MMbbl) conventional wells.

The changes due to revisions of prior estimates of proved Natural gas reserves (-5.4 Bcf) are mainly related to: (i) the revision of the type curve of proved undeveloped reserves in Lotena formation (-4.9 Bcf) after profit (loss) from drilling wells in 2021; (ii) a lower performance of Borde Montuoso conventional wells in Bajada del Palo Oeste (-4.0 Bcf); of Charco Bayo Natural gas wells in ELo Río Negro concession (-2.3 Bcf); (iii) a lower performance of the new dry Natural gas well drilled in 2021 in Bajada del Palo Oeste concession (-1.8 Bcf); (iv) a change in the development plan in Natural gas reservoirs in conventional fields (-1.1 Bcf); partly offset by: (v) an enhanced performance of Bajada del Palo Oeste unconventional wells (+2.9 Bcf); and (vi) an extension of the economic cap applicable to the different concessions (+5.8 Bcf) due to higher commercial Natural gas prices (from USD 2.81 per cubic feet to USD 3.92 per cubic feet).

(3)
The changes in total proved reserves due to the extension and discovery of Crude oil (+
53.5
MMbbl) and Natural gas (+
53.7
Bc
f) are mainly related to: (i) the extension of proved undeveloped acreage thanks to the addition of 11 (eleven) pads (44 wells) classified as proved undeveloped due to the successful drilling in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession (+
46.2
MMbbl, +
46.5
Bcf); and (ii) the extension of proved developed acreage related to the drilling of 2 (two) unproved pads (8 (eight) wells (related to PAD 35 and PAD 44) in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession under the farmout agreement I with Trafigura (+
7.3
MMbbl, +
7.2
 Bcf).

(4)
The changes due to purchases/sales of Crude oil (-2.2 MMbbl) and Natural gas (-1.9
B
cf) reserves are related to: (i) the sale of the interest (10%) in CASO (-1.4 MMbbl , -1.0 Bcf); (ii) the farmout agreement I mentioned in Note 29.3.2.1 related to PAD 12 (4 wells) in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession (-0.9 MMbbl, -0.9 Bcf ); partly offset by (iii) the acquisition of the 50% interest in Aguada Federal concession (+0.1 MMbbl).

(5)	Considering Vista Argentina’s output.
(6)	Natural gas consumption stood at 12.9% as of December 31, 2021.

	Crude oil (1)	Natural gas	Natural gas
Mexico	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2020	0.2	0.7	0.1
Increase (decrease) attributable to:
Review of prior estimates (2)	1.5	3.0	0.5
Purchases of onsite proved reserves (3)	1.7	2.4	0.4
Production for the year (4)	(0.1)	—	—

Reserves as of December 31, 2021	3.3	6.2	1.1

(1)	It refers to C rude oil, condensate, and LNG.
(2)	The revisions of proved developed Crude oil, condensate and Natural gas reserves are related to the development plan approved by the CNH, as well as the drilling and completion of Vernet-1001 wells.
(3)
The changes due to purchases/sales of Crude oil (+1.7 MMbbl) and Natural gas (+2.4 bcf) are mainly related to the transfer of assets in Mexico, whereby Company increased its equity to 100% in CS-01 area (see Note 29.3.11).

(4)	Considering Vista Holding II’s output.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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

The revisions of proved developed natural gas reserves are related to a lower performance of the gas wells in ELo Río Negro concession (-15.5
Bcf) and a lower performance of the gas wells of the conventional reservoirs in Bajada del Palo Oeste concession (-6.0
Bcf), which were partly offset by an extension in the economic life of conventional reservoirs in Bajada del Palo Oeste concession due to the development of the unconventional reservoir in Vaca Muerta (+4.1 Bcf). The performance revisions of undeveloped proved reserves are related to a greater standard well for the unconventional development of Vaca Muerta in Bajada del Palo Oeste concession due to the increased performance of two pads (eight wells) which production started in 2020 (+2.0 Bcf), and the effect of greater performance of the other areas (+1.6 Bcf).

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

These extensions are related to 7 (seven) additional pads (26 wells) classified as proved undeveloped due to the successful preformation in Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession.

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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
This standardized measure is not intended to be, and should not be, interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to provide standardized data to help the users of the financial statements to compare different companies and make certain projections. This information does not include, among others, the effect of future changes in price costs and tax rates, which past experience shows that they are likely to occur, and the effect of the future cash flows of reserves that have not been classified as proved reserves yet, of a discount factor that best represents the value of money over time and of the risks inherent in Crude oil and Natural gas production. These future changes may have a major impact on future net cash flows disclosed below. Therefore, this information does not necessarily show the Company’s perception on future discounted cash flow, net, of the hydrocarbon reserve.

	As of December 31, 2022 (1)	As of December 31, 2021 (1) (2)	As of December 31, 2020 (1)
Future cash flows	16,118	8,506	4,533
Future production costs	(4,634)	(2,638)	(1,921)
Future development and abandonment costs	(2,142)	(1,294)	(788)
Future income tax	(3,009)	(1,432)	(418)
Undiscounted future net cash flows	6,333	3,142	1,406
10% annual discount	(3,092)	(1,630)	(668)

Standardized measure of discounted future net cash flows (2)	3,241	1,512	738

(1)	Amounts expressed in millions of US Dollars (“MM USD”).
(2)
As of December 31, 2021, the standardized measure of future discounted cash flow (net) is related to the estimated value of reserves in Argentina. The table does not include the estimated value of the reserves in Mexico’s areas (24MM USD as of December 31, 2021).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Changes in the standardized measure of future discounted cash flow (net)
The following table shows the changes in the standardized measure of future discounted cash flow, net, for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022 (1)	Year ended December 31, 2021 (1)	Year ended December 31, 2020 (1)
Standardized measure of future discounted cash flow, net, at beginning of year	1,512	738	775
Net changes in selling prices and production costs related to future production (2)	1,170	783	(241)
Net changes in estimated future development costs (3)	(2,632)	28	(231)
Net changes from revisions of workload estimates (4)	229	44	20
Net changes from extensions, discoveries and improvements (5)	1,790	1,006	362
Cumulative discount	1,585	116	118
Net changes from on-site purchases and sales of minerals (6)	55	(40)	2
Sales of Crude oil, LNG and Natural gas produced, net of production costs	820	(429)	127
Estimated development costs previously incurred	(460)	(263)	(206)
Net changes in income tax (7)	(852)	(471)	12
Other (8)	24	—	—

Changes in the standardized measure of future discounted cash flow for the year	1,729	774	(37)

Standardized measure of future discounted cash flow at end of year	3,241	1,512	738

(1)	Amounts expressed in millions of US Dollars.
(2)
For the year ended December 31, 2022, mainly affected by an increase in the prices of Crude oil, condensate, Natural gas and LPG effective in Argentina, which rose from USD 54.99 per barrel to USD 72.32 per barrel of Crude oil, condensate and C5+; from USD 26.87 per barrel to USD 31.19 per barrel of LPG, and from USD 3.92 per cubic feet to USD 4.86 per cubic feet of commercial gas. Also, for the year ended December 31, 2021, mainly affected by an increase in the prices of Crude oil, condensate, Natural gas and LPG, which increased from USD 41.97 per barrel to USD 54.99 per barrel of Crude oil, condensate and C5+; from USD 19.16 per barrel to USD 26.87 per barrel of LPG, and from USD 2.81 per cubic feet to USD 3.92 per cubic feet of commercial gas. Additionally, for the year ended December 31, 2020, mainly affected by a decrease in effective oil prices, which fell from 55.9 US/bbl as of December 31, 2019, to 42.0 US/bbl as of December 31, 2020, partly offset by a 13.9% reduction in average production-related costs.

(3)	For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, related to revisions of development costs in Bajada del Palo Oeste unconventional area.
(4)
For the year ended December 31, 2022, mainly affected by the extension of the economic caps of assets due to a rise in Crude oil, condensate, Natural gas and LPG effective prices, which increased from USD 54.99 per barrel to USD 72.32 per barrel of Crude oil, condensate and C5+; from USD 26.87 per barrel to USD 31.19 per barrel of LPG, and from USD 3.92 per cubic feet to USD 4.86 per cubic feet of commercial gas, partly offset by a greater decline in certain conventional gas assets. Also, for the year ended December 31, 2021, mainly affected by the extension of the economic caps of assets due to the increase in Crude oil, condensate, Natural gas and LPG prices, which increased from USD 41.97 per barrel to USD 54.99 per barrel of Crude oil, condensate and C5+; from USD 19.16 per barrel to USD 26.87 per barrel of LPG, and from USD 2.81 per cubic feet to USD 3.92 per cubic feet of commercial gas, partly offset by a greater decline in certain conventional gas assets. Additionally, for the year ended December 31, 2020, related to an enhanced performance of drilled wells in Bajada del Palo Oeste in Vaca Muerta unconventional formation above the estimated type well.

(5)
For the year ended December 31, 2022, mainly associated to the extension of the proved area due to the addition of 32 wells in proved reserves in Bajada del Palo Oeste area in Vaca Muerta formation yielding profit, as well as the addition of proved reserves in Bajada del Palo Este unconventional area and the beginning of the development of Vaca Muerta formation in Aguada Federal unconventional area. For the year ended December 31, 2020 due to the addition of proved reserves in unconventional Bajada del Palo Oeste, and the beginning of the development of Vaca Muerta formation in Bajada del Palo Oeste.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(6)
For the year ended December 31, 2022, related to the farmout agreement II whereby a 25% interest in certain Bajada del Palo Oeste wells in Vaca Muerta formation is granted to Trafigura (see Note 29.3.2.2). Also, for the year ended December 31, 2021, related to the farmout agreement I whereby Trafigura was granted a
20
% interest in certain Bajada del Palo Oeste wells in Vaca Muerta formation (see Note 29.3.2.1), and the sale of the

10
%
interest in CASO concession (see Note 29.3.4). For the year ended December 31, 2020, related to the increase in the interest in Coirón Amargo Norte area (see Note 29.3.4).

(7)
For the year ended December 31, 2022 and 2021, the changes are caused by the rise in income tax due to higher revenue mainly expected from the extensions and increases in hydrocarbon prices. For the year ended December 31, 2020, due to decreasing/increasing expected cash inflows and changes in the income rate applicable to Argentine companies (see Note 33.1).

(8)	For the year ended December 31, 2022, includes estimated value of the reserves in Mexico’s areas.
Note 36. Subsequent events
The Company assessed events subsequent to December 31, 2022, to determine the need of a potential recognition or disclosure in these consolidated financial statements. The Company assessed such events through April 24, 2023, date in which these financial statements were made available for issue.
- On January 4, 2023, Vista Argentina paid interest for an amount of 111 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.
- On January 13, 2023, Vista Argentina paid interest for a total amount of 639 corresponding to loan agreement signed with ConocoPhillips Company.
- On January 19, 2023, Vista Argentina paid interest for an amount of 72 corresponding to loan agreement signed with Banco Santander International in January 2021.
- On January 20, 2023, Vista Argentina paid principal and interest for a total amount of 24,340 corresponding to loan agreement signed with Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA (“Syndicated Loan”).
- On January 27, 2023, the Company, through its subsidiary Vista Argentina, was awarded a storage and dispatch capacity of 35,644 m3 and 5,944 m3/day, respectively, under the program to extend Puerto Rosales marine terminal and pumping station, in which Oiltanking Ebytem S.A. bidded for a storage and dispatch capacity of 300,000 m3 and 50,000 m3/day, respectively.
Thus, the Company undertook to make an upfront investment of 28,400 between 2023 and 2025, to be recovered from the service monthly fee as from of the beginning of the program. As of the date of issuance of these financial statements, the Company made no disbursements related to this commitment.
- On February 22, 2023, Vista Argentina paid interest for a total amount of 167 corresponding to ON III.
- During January and February 2023, the Company issued 1,176,811 Serie A shares related to the cashless exercise of Warrants mentioned in Note 18.3. They have no nominal value.
- On February 23, 2023, the Company approved the agreement signed by its subsidiary Vista Argentina with Petrolera Aconcagua Energía S.A. (“Aconcagua”) for the operations of the following concessions in the Neuquina Basin, Argentina (the “Transaction”): (i) the Entre Lomas upstream concession, located in the Province of Neuquén; (ii) the Entre Lomas, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito S.E. upstream concessions, located in the Province of Río Negro; (iii) the Entre Lomas and Jarilla Quemada gas transportation concession, located in the Province of Río Negro; and (iv) the 25 de Mayo-Medanito S.E. Crude oil transportation concession, located in the Province of Río Negro (the “Concessions”).
The Transaction consist in a
two-phased
agreement. The first phase was effective as of March 1, 2023 (the “Effective Date”) and will end no later than February 28, 2027. Under the terms of the Transaction, from the Effective Date:
(i) Aconcagua will become operator of the Concessions;
(ii) Aconcagua will pay to Vista 26,468 in cash (10,000 paid on February 15, 2023, and 10,734 and 5,734 to be paid in March 2024 and 2025, respectively);

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(iii) Vista will retained 40% of the Crude oil and Natural gas reserves and production, and 100% of liquified petroleum gas reserves and production, from the Concessions, until the earliest of (i) February 28, 2027, or (ii) the date when Vista has received a cumulative production of 4 million barrels of crude oil and 300 million m3 of Natural gas (the “Final Closing Date”). Aconcagua will keep 60% of the crude oil and Natural gas production from the Concessions;
(iv) Aconcagua will pay 100% of Vista’s share of the capex, operating cost, and any other costs associated to the operation of the Concessions, including royalties and taxes;
(v) Vista will have the right to purchase up to Aconcagua’s 60% share of the Natural gas produced by the Concessions at a price of 1 USD/MMBtu until the Final Closing Date;
(vi) Vista Argentina and Aconcagua will work jointly with the Provinces of Río Negro and Neuquén to negotiate an extension of the exploitation and transportation concession titles governing the Concessions, including an upfront payment and an investment commitment, as per the terms set forth in the applicable regulation in Argentina;
(vii) Vista Argentina will retain the right to explore and develop the Vaca Muerta formation in the Exploitation Concessions and seek to obtain one or more independent and separate unconventional concessions to develop such resources;
(viii) Vista will remain concession title holder until no later than the Final Closing Date, when the Concessions will be transferred to Aconcagua, on an “as is where is basis”, subject to Provincial approvals.
- On February 27, 2023, Vista Argentina paid interest for a total amount of 3,053 corresponding to ON XI and XII.
- On March 1, 2023, Vista Argentina paid 6,250 to Wintershall of the 5 (five) instalments related to the transaction mentioned in Note 1.2.1.
- On March 3, 2023, Vista Argentina issued ON XVIII and XIX for an amount of 118,542 and 16,458, at a fixed annual rate of 0% and 1%, and expiration date on March 3, 2027, and March 3, 2028, respectively.
- On March 6, 2023, Vista Argentina paid interest for a total amount of 212 corresponding to ON VI and XV.
- On March 10, 2023, Vista Argentina paid interest for a total amount of 744 corresponding to ON VII and VIII.
- On March 16, 2023, Vista Argentina paid interest for a total amount of 644 corresponding to ON XIII.
- On March 20, 2023, Vista Argentina paid interest for a total amount of 395 corresponding to ON X.

- On April 4, 2023, Vista Argentina paid interest for an amount of 109 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.
There are no other events or transactions between the closing date and the date of issuance of these consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.