Form 20-F
period 2023-12-31
Vista Energy, S.A.B. de C.V.
filed 2024-04-23
CIK 1762506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM
20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
Commission File Number:
001
-
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
95,355,430 outstanding Series A shares, with no par value
2 outstanding Series C shares, with no par value
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
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐

Non-Accelerated Filer	☐	Emerging Growth Company	☐
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
☒
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
☐

PRESENTATION OF INFORMATION

This document comprises the annual report of Vista Energy, S.A.B. de C.V. (“Vista”) on Form 20-F for the year ended December 31, 2023.

References

Unless otherwise indicated or the context otherwise requires, (i) the terms “Vista,” “Company,” “we,” “us,” and “our,” refer to Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and its consolidated subsidiaries, (ii) the term “Issuer” refers to Vista exclusive of its subsidiaries, (iii) the term “Vista Argentina” refers to Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., prior thereto as Vista Oil & Gas Argentina S.A., and prior thereto, as Petrolera Entre Lomas S.A.); (iv) the term “PELSA” refers to Petrolera Entre Lomas S.A. (or following the change of its corporate name, Vista Argentina); (v) the term “Vista Holding I” refers to Vista Energy Holding I, S.A. de C.V. (formerly known as Vista Oil & Gas Holding I, S.A. de C.V.); (vi) the term “Vista Holding II” refers to Vista Energy Holding II, S.A. de C.V. (formerly known as Vista Oil & Gas Holding I, S.A. de C.V.); (vii) the term “APCO International” refers to APCO Oil & Gas S.A.U. (formerly known as APCO Oil and Gas International, Inc. before its re-domiciliation to Argentina, which was merged into Vista Argentina pursuant to a corporate reorganization and is no longer in existence as of the date of this annual report); and (viii) the term “APCO Argentina” refers to APCO International’s subsidiary APCO Argentina S.A. (which was merged into Vista Argentina pursuant to a corporate reorganization and is no longer in existence as of the date of this annual report). See “Item 4—Information on the Company—History and Development of the Company.”

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

The financial information contained, or referred to, in this annual report includes the audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, and the notes thereto (the “Audited Financial Statements”).

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

No Emerging Growth Company Status

As opposed to prior years, we have now ceased to be an emerging growth company and are therefore no longer able to take advantage of certain exemptions from various requirements applicable to other public companies that are emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As such, our independent registered public accounting firm is now required to attest to the effectiveness of our internal control over financial reporting.

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

Non-IFRS Financial Measures

In this annual report, we present ROACE, Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income (in each case, as defined below), which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

We define Adjusted EBITDA as profit for the year, net, plus income tax expense, financial income (expense), net, depreciation, depletion and amortization, transaction costs related to business combinations and gain from asset disposals, restructuring and reorganization expenses, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and impairment (reversal) of long-lived assets. In this annual report, the Company has adjusted the definition of Adjusted EBITDA compared to prior annual reports by excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets. We believe that excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets results in a better representation of the Company’s returns following the Conventional Assets Transaction (as defined below), given that profit and losses generated by the Conventional Assets Transaction have a non-recurrent impact only during the duration of the transaction, and excluding them allows our management and investors to better analyze our core operating performance on a consistent basis from period to period. Given that the Conventional Asset Transaction became effective on March 1, 2023, a recast for prior periods was not necessary. We believe that the nature of the restructuring and reorganization expenses were such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring and reorganization expenses and transaction expenses are not normal, recurring operating expenses. We believe that by excluding restructuring and reorganization expenses and transaction costs related to business combinations and gain from asset disposals, we are able to provide supplemental information for our management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the impairment (reversal) of long-lived assets was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, we note that the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our management excludes restructuring and reorganization expenses, transaction costs related to business combinations and gain from asset disposals, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets and impairment (reversal) of long-lived assets from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends.

We define Adjusted Net Income as profit for the year, net, plus deferred income tax (expense), changes in fair value of warrants, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and impairment (reversal) of long-lived assets. In this annual report, the Company has adjusted the definition of Adjusted Net Income compared to prior annual reports by excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets. We believe that excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets results in a better representation of the Company’s returns following the Conventional Assets Transaction, given that profit and losses generated by the Conventional Assets Transaction have a non-recurrent impact only during the duration of the transaction, and excluding them allows our management and investors to better analyze our ongoing performance on a consistent basis from period to period. Given that the Conventional Asset Transaction became effective on March 1, 2023, a recast for prior periods was not necessary. Deferred income tax (expense) was excluded as they relate to recognition of temporary differences between the tax bases of assets and liabilities and the carrying amounts in the financial statement using the liability method. Changes in the fair value of warrants were excluded because they correspond to an adjustment valuation of financial liabilities assumed by the Company, likewise impairment (reversal) of long-lived assets were excluded from the determination of our adjusted net income because they correspond to an adjustment to the valuation of our long-lived assets. Our management believes that excluding such items will allow investors to facilitate the comparison performance from period to period by removing these identified non-cash items that are mainly driven by external factors and that affect (benefit) the Company’s net income.

We define Net Debt as current and non-current borrowings minus cash, bank balances and other short-term investments.

We define Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers plus Gain from Exports Increase Program. In this annual report, the Company has adjusted the definition of Adjusted EBITDA Margin compared to prior annual reports to add Gains from the Exports Increase Program in the denominator, as it believes that this results in a better representation of the Company’s margins given that it is accounted for in the Adjusted EBITDA which is the numerator, making the ratio consistent by having the impact both in numerator and denominator. Given that the Exports Increase Program was established in October 2023, a recast for prior periods was not necessary.

We define return on average capital employed (“ROACE”) as Adjusted EBITDA plus depreciation, depletion and amortization, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets, divided by the sum of the average total debt and average total shareholders’ equity. For purposes of this definition, total debt is comprised of current borrowings, non-current borrowings, current lease liabilities and non-current lease liabilities. In this annual report, the Company has adjusted the definition of ROACE compared to prior annual reports to add gains related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional asset in the numerator. We believe that adding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets to the numerator results in a better representation of the Company’s returns following the Conventional Assets Transaction, given that profit and losses generated by the Conventional Assets Transaction are accounted for in the profit for the year, net and therefore in total shareholder´s equity which is included in the denominator, making the ratio consistent by having the impact both in numerator and denominator. Given that the Conventional Asset Transaction became effective on March 1, 2023, a recast for prior periods was not necessary. Our management believes ROACE can be a valuable tool to measure the efficiency of the utilization of the capital we employ, whether financed by equity or debt.

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

Market and Industry Data

This annual report includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, including Wood Mackenzie Ltd. (“Wood Mackenzie”), Argentine Secretariat of Energy and the U.S. Energy Information Administration, but there can be no assurance as to the accuracy or completeness of included information.

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

Presentation of Oil and Gas Information

The Company’s Oil and Gas Reserves Information

The information included in this annual report regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2023. The proved reserves estimates are derived from the report dated February 7, 2024, prepared by DeGolyer and MacNaughton (“D&M”), for our concessions located in Argentina and Mexico (the “2023 Reserves Report”). The 2023 Reserves Report is included as Exhibit 99.1 to this annual report. D&M is an independent reserves engineering consultant. The 2023 Reserves Report prepared by D&M is based on information provided by us and present an appraisal as of December 31, 2023, of oil and gas reserves located in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Aguila Mora, Bandurria Norte, Coirón Amargo Norte, Entre Lomas Río Negro, Entre Lomas Neuquén, Charcho del Palenque, Jarilla Quemada, Jagüel de los Machos, 25 de Mayo-Medanito, and Acambuco concessions in Argentina, and of our oil and gas reserves located in the CS-01 concession in Mexico.

Argentina and Mexico Oil and Gas Reserves Information

The information included in “Item 4—Information on the Company—Industry and Regulatory Overview” of this annual report regarding Argentina’s and Mexico’s proved reserves has been prepared based on official and publicly available information of the Argentine Secretariat of Energy (“SdE”) and Mexico’s National Hydrocarbon Commission (“CNH”). References to the “proved reserves” of Argentina and Mexico follow the definition of “proved reserves” as set forth in the guidelines published by the SdE and CNH, as applicable. However, the information regarding Vista’s proved reserves included elsewhere in this annual report has been prepared according to the definitions of Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers’ Petroleum Resources Management System, which may differ from the relevant guidelines published by the Argentine and Mexican authorities. For more information, see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina” and “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Mexico—Reserves and Resources Certification in Mexico.”

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

“BCRA” means the Argentine Central Bank (Banco Central de la República Argentina).

“CNH” means the Mexican National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos).

“ESG” means Environmental, Social and Governance.

“Executive Team” means the Company’s management team that is comprised of Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov.

“GHG emissions” or “GSGs” means greenhouse gas emissions. Scope 1 emissions are direct emissions from sources controlled by the Company within the organizational boundaries of reporting, and include combustion, flaring, venting, and fugitive sources. Scope 2 emissions are indirect emissions from energy used by Vista but produced by a third party, and may include imported electricity, steam, and heat.

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

“NGL” means natural gas liquids, including butane and propane (LPG).

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

“RNV” means the Mexican National Securities Registry (Registro Nacional de Valores).

“SENER” means Secretaría de Energía, or Energy Secretariat, in Mexico.

“TRIR” means total recordable injury rate, calculated as the number of recordable incidents multiplied by 1,000,000 divided by total number of hours worked.

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

Measurements, Oil and Natural Gas Terms and Other Data

In this annual report, we use the following measurements:

•	“m” or “meter” means one meter, which equals approximately 3.28084 feet;

•	“km” means one kilometer, which equals approximately 0.621371 miles;

•	“km2” means one square kilometer, which equals approximately 247.1 acres;

•	“ha” means one hectare, which equals approximately 2.47 acres;

•	“m3” means one cubic meter;

•	“bbl” “bo,” or “barrel of oil” means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;

•	“boe” means one barrel of oil equivalent, which equals approximately 158.9873 cubic meters of natural gas and 5,614.5841 cubic feet of natural gas.

•	“cf” means one cubic foot;

•	“Bcf” means one billion cubic feet;

•	“M,” when used before bbl, bo, boe or cf, means one thousand bbl, bo, boe or cf, respectively;

•	“MM,” when used before bbl, bo, boe or cf, means one million bbl, bo, boe or cf, respectively;

•	“Bn,” when used before bbl, bo, boe or cf, means one billion bbl, bo, boe or cf, respectively;

•	“T,” when used before bbl, bo, boe or cf, means one trillion bbl, bo, boe or cf, respectively;

•	“/d,” or “pd” when used after bbl, bo, boe or cf, means per day;

•	“CO2e” means Carbon dioxide equivalent; and

•	“Tn” means a metric ton.

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

The words such as “believes,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future,” “may,” “could,” “would,” “likely” or similar expressions are included with the intention of identifying statements about the future. We have based these forward-looking statements on numerous assumptions, including our current beliefs, expectations and projections about present and future events and financial trends affecting our business. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	uncertainties relating to future government concessions and exploration permits;

•	adverse outcomes in litigation that may arise in the future;

•	general political, economic, social, demographic and business conditions in Argentina, Mexico, in other countries in which we operate;

•	the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the newly elected government in Argentina;

•	significant economic or political developments in Mexico and the United States;

•	uncertainties relating to the upcoming Mexican presidential and congressional elections in June 2024;

•

changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry;

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

•	fines or other penalties and claims by the authorities and/or customers;

•	any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad;

•	the revocation or amendment of our respective concession agreements by the granting authority;

•	our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms;

•	government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems;

•	continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso;

•	any force majeure events, or fluctuations or reductions in the value of Argentine public debt;

•	changes to the demand for energy;

•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;

•	environmental, health and safety regulations and industry standards that are becoming more stringent;

•	energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages;

•	our relationship with our employees and our ability to retain key members of our senior management and key technical employees;

•	the ability of our directors and officers to identify an adequate number of potential acquisition opportunities;

•	our expectations with respect to the performance of our recently acquired businesses;

•	our expectations for future production, costs and crude oil prices used in our projections;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•	increased market competition in the energy sectors in Argentina and Mexico;

•	potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions;

•	environmental regulations and internal policies to achieve global climate targets;

•	the ongoing conflict involving Russia and Ukraine; and more recently, the Israel-Hamas conflict; and

•	additional matters identified in “Risk Factors.”

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

Risks Related to Our Business and Industry:

As an oil and gas company, our business and industry is subject to particular risks, such as exploration, drilling, completion, production, equipment and resources, gathering, treatment and transportation risks; risks related to natural hazards, weather conditions, and mechanical difficulties; fluctuations and regulation of international and domestic oil prices; the availability of financial resources for our business plan and its corresponding costs; inflation; government regulation; and contractions in demand of crude oil and natural gas or any of their by-products. Additional risks exist in light of the conflict involving Russia and Ukraine and the conflict between Israel and Hamas in the Gaza Strip, and the associated economic and trade sanctions and restrictions that have been imposed or may be imposed in the future as a result of such conflicts or others. Additionally, as a company which primarily operates in Argentina and Mexico, our business may be affected by changes in those markets.

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

We may also be parties to labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations of Mexico, Argentina and other nations. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our reputation, business, financial condition and results of operations. Our operations may pose risks to the environment, and any climate change legislation or regulations restricting emissions of greenhouse gases and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our industry and result in increased operating costs and reduced demand for the oil and natural gas we produce.

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

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants. We are also permitted to rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ADSs.

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

Oil and gas exploration and production (“E&P”) activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as drilling, completion, production, equipment, gathering, treatment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or canceled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment or the construction of roads to access drilling sites, works related to third party vendors, road blocks, compliance with governmental requirements (including any delays in obtaining the relevant permits), fire, explosions, blow-outs, pipe failure, abnormally pressured formations, supply chain bottlenecks, lockdown restrictions on the general population and reduced hydrocarbons demand due to a pandemic, such as COVID-19, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases or natural disasters preventing us from accessing the drilling sites. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, completion, operating and other costs are considered.

We are exposed to the effects of fluctuations and regulation of international and domestic oil prices. In addition, limitations on local pricing of our products in Argentina and Mexico may adversely affect our results of operations.

Most of our revenues in Argentina and Mexico are derived from sales from oil and natural gas. During 2023, 52% of our oil sales volumes were exported, and we expect to continue exporting a substantial portion of our volumes in the future. We are, therefore, exposed to pricing risk in both the international and domestic markets, especially the Argentine domestic market.

International and domestic oil and gas prices have fluctuated significantly in recent years and are likely to continue fluctuating in the future. Factors affecting international prices for crude oil are: political developments in crude oil producing regions, particularly in the Middle East, the ongoing conflict involving Russia and Ukraine, and more recently between Israel and Hamas, the ability of the OPEC and other crude oil producing nations to set and maintain crude oil production levels and prices; macroeconomic conditions, including inflation; global and regional supply and demand for crude oil, gas and related products; investment in new projects to bring new oil production volumes to the market; global supply chain disruptions, and shipping bottlenecks, competition from other energy sources, the effects of a pandemic (such as COVID-19) or epidemic and any subsequent mandatory regulatory restrictions or containment measures, domestic and foreign government regulations, weather conditions, and global and local conflicts, war, or acts of terrorism. We cannot predict how these factors will influence oil and related oil products prices and we have no control over them. Price volatility curtails the ability of industry participants to adopt certain long-term investment decisions given that returns on investments become unpredictable.

Secondly, the domestic price of crude oil has fluctuated in the past in Argentina and Mexico not only due to international prices and the risks outlined above, but also due to local taxation, regulations affecting commercialization in the domestic and export markets, macroeconomic conditions, the impact of a pandemic on general economic activity and therefore crude oil demand and refining margins. The domestic price of crude oil is also subject to local price limitations imposed by the Argentine and Mexican governments. The average annual price of Brent crude oil stood at $82.3/bbl in 2023, leading to an export parity for Medanito oil price of approximately $72.0/bbl, but our average realization price in the domestic market was $63.6/bbl, implying a discount to export parity of 13%. The determination by the Argentine and Mexican governments to fix, or indirectly intervene to generate, local crude oil prices at values below export parity could have an adverse effect on our results of operations, financial condition, and cash flows. In the event that local prices are reduced through any of the factors described above, which we cannot control, could affect the economic performance of our existing and future projects, generating a loss of reserves as a result of changes in our development plans, our assumptions and our estimates, and consequently affect the recovery value of certain assets. A decline in realized crude oil prices for an extended period of time (or if prices for certain products fail to keep pace with cost increases) could adversely affect both the economic viability of our drilling projects and, consequently, our ability to meet our operational and financial targets. These price declines could result in changes to our development plans, reduced capital expenditures, failure of our joint venture partners to approve investment projects, a loss of proved developed reserves and proved undeveloped reserves, an adverse effect on our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources, carry out certain of our other capital expenditure plans, meet our long-term targets and service our financial debt. A decline in realized crude oil prices could also lead to a deterioration in our financial coverage ratios and impairment charges. We cannot predict whether, or to what extent, the potential consequences of such actions could affect our business, impact our production, or affect our financial condition and results of operations.

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

Supply chain pressures in global production, trade and logistics and demand increases may lead to price inflation in the energy sector. Inflationary factors, such as increases in the labor costs, material costs, and overhead costs, may also adversely affect our financial position and operating results. An increase of our costs due to inflation could offset any price increases of our products and services resulting in an adverse effect on our operating results.

We are exposed to contractions in demand of crude oil and natural gas and contractions in demand of any of their by-products.

Demand for our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. For example, the efforts of the Federal Reserve of the United States and other Central Banks globally to contain inflation through increase in interest rates, could lead to lower economic growth, and even economic recession in certain economies, or at a global level. This could have an adverse effect on the demand for crude oil and crude oil prices, and therefore impact negatively on our business. Demand for our products is subject to volatility in the future. Demand for crude oil by-products, such as gasoline, may contract under certain conditions, particularly during economic downturns, or due to changes in consumer preferences following from the energy transition currently underway.

A contraction of the demand of our products would adversely affect our revenues, causing economic losses to our Company. In addition, contraction of demand and pricing of our products can impact the valuation of our reserves. Additionally, in periods of lower commodity prices, we may curtail production and capital spending or may defer or delay drilling wells because of lower cash generation. Continuous poor economic performance could eventually impair our ability to repay our financial debt, lead to a deterioration in our financial coverage ratios and impairment charges. A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, which could, in turn, lead to further operational distress.

The conflict involving Russia and Ukraine, and the associated new, additional, and/or enhanced economic and trade sanctions and restrictions that have been imposed by various countries, could have a material adverse effect on our business, financial condition and results of operations.

The conflict involving Russia and Ukraine has recently had and will likely continue to have significant international economic effects, including increased inflation, supply chain problems, market volatility and an impact on commodity prices. The conflict and its effects could exacerbate the current slowdown in the global economy and could negatively affect the ability of some of our customers with exposure to the Russian and/or Ukrainian markets to pay for our products.

In addition, the conflict has resulted in the imposition of economic and trade sanctions and restrictions targeting Russia and certain Russian economic sectors and companies by the United States, the European Union, the United Kingdom and other major countries. The severity of these sanctions could worsen and contribute to shortages of raw materials and commodities, which in turn could lead to higher levels of inflation and disruptions in the global supply chain. Disruptions in the global supply chain could affect, in particular, the energy sector and could lead to supply chain difficulties in local markets. Due to the uncertainties inherent to the scale and duration of the conflict and its direct and indirect effects, it is not reasonably possible to estimate the impact this conflict will have on the global economy and financial markets, on the economies of the countries in which we operate and, consequently, our business, financial condition and results of operations.

Also, our revenues and our profitability are heavily dependent on the prices we receive from our sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in oil production in, and oil supply from, various key countries, including Russia. The conflict has led to an increase in international oil prices, which creates transitory increases in the revenues of upstream companies around the globe. In addition, it has also led to increased volatility in global commodities in general and hydrocarbon prices. We cannot predict whether such volatility will lead to further price increases or, on the contrary, lead to a general downturn in economic activity, or lower oil and gas prices, and therefore adversely affect our profitability. Recent increases in oil prices could accelerate the transition to other sources of energy and led to an unpredictable drop in pricing in the medium to long-term, which in turn could adversely affect our business, financial condition and results of operations. Such price increases could also lead to energy shortages and an increasing amount of the global population, including in Argentina and Mexico, without access to energy supplies. It could also lead to new regulation by the Argentine and/or Mexican governments to further de-couple domestic energy pricing from international energy pricing or restrict energy-related exports from Argentina or Mexico, which would affect our business. Additionally, changes to worldwide oil prices and demand could cause turmoil in the global financial system, and in turn materially affect our business, financial condition and results of operations.

The conflict involving Israel and Hamas could have a material adverse effect on our business, financial condition and results of operations.

Beginning in October 2023, Israel and Hamas have been involved in a serious and escalating armed conflict. A sharper escalation of the conflict could bring Israel into direct conflict with Iran, or other Middle East countries, and lead to the involvement of other countries around the globe in the conflict. The war could have a material negative impact in oil prices and global growth as well as further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity of certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. Although the length and impact of the ongoing conflict is unpredictable, such conflict has created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets. Due to the uncertainties inherent to the scale and duration of this conflict and its direct and indirect effects, it is not reasonably possible to estimate the impact such conflict will have on the global economy or on the economies of the countries in which we operate and, consequently, our business, financial condition and results of operations.

Our business requires significant and long-term capital investments and maintenance cost.

The oil and gas industry is a capital-intensive industry. We make and expect to continue to make substantial capital expenditures related to development and acquisition of oil and gas resources and in order to maintain or increase the amount of our hydrocarbon reserves and production.

We have funded, and we expect that we will continue to fund, our capital expenditures with cash generated by existing operations, debt and our available cash. However, under certain scenarios (for example, in low realized oil price scenarios), our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. In such case, we cannot guarantee that we will be able to maintain our current production levels, generate sufficient cash flow or that we will have access to sufficient borrowing or other financing alternatives to continue our exploration, exploitation and production activities at current or higher levels.

Additionally, the incurrence of additional indebtedness would require that a portion of our cash flow from operations be used for the payment of interest and principal on our indebtedness, thereby reducing our ability to use cash flow from operations to fund working capital, capital expenditures, operating expenditures and acquisitions. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of various factors. We may decrease our actual capital expenditures in response to lower commodity prices, which would negatively impact our ability to increase production.

If our revenues decrease, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations are not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a reduction of the capital expenditures devoted to the development of our assets, or even in a curtailment of our operations. This, in turn, could lead to a decline in production, and could materially and adversely affect our business, financial condition and results of operations, and the market value of our series A shares or ADSs may decline.

We may not be able to acquire, develop or exploit new reserves, which could decrease the volume of our reserves over time and could, in turn, adversely affect our financial condition and the results of our operations.

The hydrocarbon reserves in any given reservoir decreases as such oil and gas volumes are produced and consumed, with the range of decrease depending on the characteristics of the reservoir and the production rate. Therefore, our results of operations largely depend on our ability to produce oil and gas from existing reserves, to discover additional oil and gas reserves, and to economically exploit oil and gas from these reserves. Unless we are successful in our exploration of oil and gas reserves and their development, in replacing our existing oil and gas reserves or in acquiring new reserves, the production of oil and gas and the volume of our total reserves will decrease over time. While we have geological reports evaluating certain proved and probable reserves, as well as contingent and prospective resources in our blocks, there is no assurance that we will continue to be successful in the exploration, appraisal, development and commercialization of oil and gas.

Drilling activities are also subject to numerous risks and may involve unprofitable efforts, not only with respect to dry wells but also with respect to wells that are productive but do not produce enough net income to derive profit after covering drilling costs and other operating costs. The construction of a well does not assure a return on investment or recovery of the costs of drilling, completion and operating costs. Lower oil and natural gas prices could also affect our future investment and growth, including future and pending acquisitions.

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

Our oil and gas reserves are estimates based on certain assumptions that could be inaccurate. Reserve estimates depend on the quality of engineering and geological data at the date of the estimate and the manner in which they are interpreted. In addition, reserve engineering is a subjective process for estimating oil and gas accumulations that cannot be accurately measured, and the estimates of other engineers may differ materially. A number of assumptions and uncertainties are inherent in estimating the amounts of proven reserves of oil and gas (including, but not limited to production forecasts, the time and amount of development expenditures, testing and production after the date of the estimates, among others), many of which are beyond our control and are subject to change over time.

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

As a result, reserve estimates could be materially different from the amounts that are ultimately extracted, and if such amounts are significantly lower than the initial reserves estimates it could result in a material adverse effect on our financial performance, operating results and the market value of our series A shares and ADSs. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina” and the 2023 Reserves Report attached hereto as Exhibit 99.1.

Our business operations rely heavily on our production facilities

A material portion of our revenues depends on our oil and gas facilities, which are key to producing, transporting, treating and injecting oil and gas in transportation infrastructure for sale. In order to execute our strategic plan and meet our 2026 targets, we need to expand our capacity to transport, treat and inject our oil & gas production. If we are not able to execute these expansion projects, our growth plan could be affected.

In addition, while we believe that we maintain adequate insurance coverage and appropriate security measures in respect of such facilities, any material damage to, accident at, or other disruption at such production facilities could have a material adverse effect on our production capacity, financial condition and results of operations.

The lack of availability of midstream capacity may limit our possibility of increasing hydrocarbon production and may adversely affect our financial condition and results of operations.

Our capacity to exploit our hydrocarbon reserves largely depends upon the availability of midstream infrastructure on commercially acceptable terms to transport the produced hydrocarbons to the markets in which they are sold. Typically, oil is transported by pipelines and tankers to refineries, and gas is usually treated, compressed and transported by pipeline to customers. The lack of oil transportation, storage or loading infrastructure, as well as the lack of vessels for maritime oil transportation, may adversely affect our financial condition and results of operations. The lack of gas treatment, compression or transportation infrastructure may also adversely affect our financial condition and results of operations.

In particular, most of our crude oil production is transported from the Neuquina Basin through the Oldelval pipeline system to the south of the Province of Buenos Aires, from where it is sent to refineries or port facilities at Puerto Rosales for exports. On the other hand, part of our oil is transported to Chile through the OTASA/OTC pipeline. The Oldelval pipeline system is currently working close to full capacity. Additionally, the export facilities at Puerto Rosales, owned by Oiltanking Ebytem, are also working close to full capacity. Although Oldelval and Oiltanking Ebytem are executing projects to expand their capacity, if Vaca Muerta production grows at a greater pace than midstream capacity expands, a potential lack of transportation capacity may limit our production and therefore adversely affect our financial condition and results of operations. Additionally, although the OTASA/OTC pipeline currently has spare capacity, any operating or commercial problems with the offtaker in Chile would impact our production.

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

We evaluate the carrying amount of our assets for possible impairment on an annual basis, or more frequently where the circumstances require. Our impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash-generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. Substantial write-downs of the carrying amount of our assets could adversely affect our financial condition and results of operations.

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

Water is an essential component of drilling, completion and hydrocarbon production activities. Limitations or restrictions on our ability to secure sufficient amounts of water (including limitations resulting from natural causes such as drought), could materially and adversely impact our operations. Severe drought conditions can result in local water districts taking steps to restrict the use of water in their jurisdiction for drilling and hydraulic stimulation in order to protect the local water supply. If we are unable to obtain water to use in our operations from local sources, it may need to be obtained from new sources and transported to drilling sites, or other facilities, resulting in increased costs, which could have an adverse impact on our financial condition and cash flows. Additionally, if we were unable to obtain water from any sources, we might be forced to halt our drilling and completion activities, which could have a material adverse effect on our growth prospects, financial condition, results of operations and cash flows.

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

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap-and-trade regimes. More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives, compliance costs and operational restrictions, and/or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs. We expect that a growing share of our GHG emissions could be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits for hydrocarbon exploration and exploitation. Additionally, climate activists around the globe are challenging the grant of new and existing regulatory permits. We expect that these challenges are likely to continue and could delay or prohibit operations in certain cases.

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

In addition, environmental laws that may be implemented in the future could increase litigation risks and have a material adverse effect on us. For example, in 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, which focused on implementing policies, strategies, actions, programs and projects that can establish responsibilities for gas emissions and prevent, mitigate or minimize the damages or impacts associated with climate change (see “Item 4—Information on the Company—Business Overview—Argentine Regulatory Framework”). If additional requirements were adopted in Argentina, these requirements could add to our litigation costs and impact adversely on our results of operations.

We cannot predict the overall impact that the enactment of new environmental laws or regulations could have on our financial results, results of operations, and cash flows and the market value of our series A shares and ADSs.

The energy transition could result in reduced demand for the oil and gas we produce, negatively impact our long-term plans, and lead to opposition from certain stakeholders.

We expect that actions by governments across the globe, NGOs, our customers and refined hydrocarbon product end users to reduce their emissions will continue to lower demand for hydrocarbons and their by-products, and potentially affect prices for oil and gas, for example if households continue switching to electric vehicles, if public transport switches to electricity or other renewable fuels, if power generation continues to migrate to renewable sources, or if hydrogen or alternative sources of green energy are adopted on a massive scale. This could be a factor contributing to additional provisions for our assets and result in lower earnings, cancelled projects, reduced access to capital, and potential impairment of certain assets.

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

There are other risks associated with climate change, such as increasing amount of conflicts with landowners and local communities, difficulties in hiring and retaining staff, and increased difficulty accessing technology. Moreover, certain investors have also decided to divest their investments in fossil fuel companies and stakeholder groups are also putting pressure on commercial and investment banks to stop financing fossil fuel companies. According to press reports, some financial institutions have started to limit their exposure to fossil fuel projects. Accordingly, our ability to access financing for future projects may be adversely affected. These factors could have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our business, adversely impacting our operating and financial results and limiting our growth opportunities.

Expectations relating to GHG emissions could expose us to potential liabilities, increased costs, and reputational harm.

In 2021, we announced our ambition to become net zero in scope 1 and 2 GHG emissions by 2026. We plan to achieve this ambition through a multi-year plan to reduce our operational carbon footprint and the implementation of our own portfolio of nature-based solutions (“NBS”). Our NBS projects are designed to offset the residual emissions from our operations through carbon capture in soil and forest. See “Item 4—Information on the Company—Environmental Policy.”

Our net zero ambition is subject to complex methodologies, calculations, assumptions and estimates, including with respect to how we determine our emissions and the carbon offsets through our NBS projects. Although we believe that our methodologies, calculations, assumptions and estimates are reasonable, we cannot assure you that we will not revise our past emissions estimates, our carbon offsets or our future emissions projections or goals as a result of new developments, technologies, regulations, standards or otherwise. In addition, we may pursue business opportunities (including acquisitions or divestments of oil and gas assets) that may affect our emissions estimates and projections.

Our emissions information (including carbon offsets) may be calculated differently than by other companies, including our competitors. Investors should make their own diligence and assessment on whether our emissions information is directly comparable to that of other companies.

Our emissions information is also based on limited information and subject to significant uncertainties. For example, our emissions information excludes the emissions arising from concession areas that we do not operate (on which we do not have emissions information) and therefore only cover approximately 93% of our production, based on our 2023 performance data.

Therefore, we cannot guarantee that our net zero ambition will be fully realized on the timeline we expect or at all. Any failure, or perceived failure, by us to adhere to our net zero ambition or other public statements, comply fully with developing interpretations of climate-related laws and regulations, or meet evolving and varied stakeholder expectations and standards could harm our business, reputation, financial condition, and operating results.

If we fail to meet the pace and extent of society’s changing demands or our own aspirations for lower carbon energy as the energy transition unfolds (including failing to meet our aspiration to become net zero in scope 1 & 2 GHG emissions by 2026), we could face reputational costs or fail in sustaining and developing our business.

The pace and extent of the energy transition could pose a risk to the company if our own transition towards decarbonization moves at a different speed than that of our competitors and the economy in general, or if we fail to meet our aspirations. If we are slower than competitors or the economy in general, either because we do not invest enough funds, or invest in technologies that fail to reduce our carbon footprint, or if we fail to meet our ambition to become net zero in scope 1 & 2 GHG emissions by 2026, our reputation may suffer and customers may prefer a different supplier which would adversely impact demand for our hydrocarbon products, including the market value of our unconventional acreage and associated resources we expect to develop in the future. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.

Adverse climate conditions may adversely affect our results of operations and our ability to conduct drilling operations. Additionally, adverse climate conditions could negatively impact the Argentine economy.

The physical effects of climate change such as, but not limited to, heat waves, storms, hail, increases in temperature and sea levels, extensive droughts affecting the river basins where we operate, and fluctuations in sea levels could adversely affect our operations and supply chains. Such adverse climate conditions may lead to, among others, cost increases, drilling delays, power outages, production stoppages, and difficulties in transporting the oil and gas produced by us. Any decrease in our oil and gas production and sales could have a material adverse effect on our business, financial condition or results of operations.

In addition, the occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost or diseases, is unpredictable, may have a potentially devastating impact on production, mainly on agricultural products, and may otherwise adversely affect the supply and price of such products. Adverse weather conditions may be exacerbated by the effects of climate change. The effects of severe adverse weather conditions may reduce yields of agricultural activities in Argentina, which could have an adverse effect on the economy, including lower inflows of hard currency from exports, depreciation of the local currency, rising inflation and poverty.

Our activities are subject to social and reputational risks, including negative media attention and the potential for protests by members of the local communities in the places where we operate.

Although we are committed to operating in a socially responsible manner, we may face opposition from local communities and negative media attention. For example, several of our operations are carried out in the Province of Neuquén, Argentina. Local communities, including indigenous communities, have engaged in various forms of protest against business activities in general, including oil and gas. Although we consider our relationship with local communities, including indigenous communities to be good, we cannot ensure that any form of protest, including road blocks, actions limiting access of our workers or contractors to our operation, sabotage or any disruptive action will not impact our operations. Any such action could have an adverse effect on our reputation, financial condition and results of operations.

Our industry has become increasingly dependent on digital technologies to carry out daily operations and is subject to increasing cybersecurity threats.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events have also increased worldwide. Even if we have implemented, and continue to implement, a cybersecurity plan (See “Item 16K—Cybersecurity”), the technologies, systems, and networks that we have implemented, or may implement in the future, and those of our service providers, may be the object of cyberattacks or failures to the security of information systems, which could lead to interruptions in critical industrial systems, the unauthorized disclosure of confidential or protected information, data corruption, other interruptions of, or disruptions to, our operations. In addition, certain cyber incidents, such as the advanced persistent threat, may not be detected for a prolonged period of time. Although we have adopted a Cybersecurity Policy that serves as an umbrella for our cybersecurity risk management standards and procedures to safeguard information and protect our systems, we cannot assure you that cyber incidents will not happen in the future and that our operations and/or our financial performance will not be affected.

Information security risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. We depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. We have increasingly connected equipment and systems to the Internet. Because of the critical nature of their infrastructure and the increased accessibility enabled through connection to the Internet, they may face a heightened risk of cyber-attack. In the event of such an attack, they could have our oilfield operations disrupted, property damaged and customer information stolen, experience substantial loss of revenues, response costs and other financial loss; and be subject to increased litigation and damage to their reputation. A cyber-attack could adversely affect our business, results of operations and financial condition. See “Item 16K—Cybersecurity.”

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

The results of our horizontal drilling efforts in emerging areas and formations in Argentina such as in the Vaca Muerta formation in the Neuquina Basin are generally more uncertain than drilling results in areas that are more developed and have more established production. Because emerging areas and associated target formations have limited or no production history, we are less able to rely on past drilling results in those areas as a basis to predict our future drilling results. In addition, horizontal wells drilled in shale formations, as distinguished from vertical wells, utilize multilateral wells and stacked laterals, which could adversely impact our ability to maximize the efficiency of our horizontal wells related to reservoirs drainage over time. Further, access to adequate gathering systems or pipeline takeaway capacity and the availability of drilling rigs and other services may be more challenging in new or emerging areas. If our drilling results are less than anticipated, or we are unable to execute our drilling program because of capital constraints, access to gathering systems and takeaway capacity or otherwise, and/or natural gas and oil prices decline, our investment in these areas may not be as economic as we anticipate, we could incur material write-downs of unevaluated properties and the value of our undeveloped acreage could decline in the future.

Part of our strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

Our operations involve utilizing some of the latest drilling and completion techniques we have developed, along with those developed by our key service providers. Risks that we face while drilling horizontal wells include, but are not limited to, the following (i) landing the wellbore in the desired drilling zone; (ii) staying in the desired landing zone while drilling horizontally through the formation; (iii) running casing the entire length of the wellbore; and (iv) being able to run tools and other equipment consistently through the horizontal wellbore.

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

As of December 31, 2023, most of our producing properties and total estimated proved reserves were geographically concentrated in the Neuquina Basin, located in Argentina. A substantial portion of our operations and drilling activity are concentrated in areas in such basins where industry activity is high. As a result, demand for personnel, equipment, power, services and resources may increase in the future, as well as the costs for these items. Any delay or inability to secure the personnel, equipment, power, services and resources could result in oil, NGL and gas production being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our results of operations, cash flow and profitability.

As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of operations or production in this area caused by external factors such as governmental regulation, state politics, market limitations, water or sand shortages, lack of midstream capacity, or extreme weather-related conditions.

The oil and gas industry is competitive and our ability to achieve our strategic objectives and expand our business depends on our ability to successfully compete in the market and react to competitive forces.

The oil and gas industry is competitive and we compete with the major independent and state-owned oil and gas companies engaged in the E&P sector, including state-owned E&P companies that possess substantially greater financial and other resources than we do for researching and developing E&P technologies, accessing to markets, equipment, midstream capacity, labor and capital required to acquire, develop and operate our properties. We also compete for the acquisition of licenses and properties in the countries in which we operate.

Should we choose to bid for exploration or exploitation rights in a hydrocarbon area, or bid for midstream capacity, we would face significant competition not only from private companies, but also from national or provincial public companies.

As we operate in a very competitive business, our competitors may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. As a result of each of the foregoing, we may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel or raising additional capital, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 4—Information on the Company—Business Overview—Customers and Marketing—Competition.”

We are also affected by competition for drilling rigs and the availability of related equipment, leading to higher drilling costs over the past several years. Higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to set rig services contracts with international contractors, or shortages of, and increasing costs for, drilling equipment, services and personnel. Additionally, foreign exchange regulations in Argentina, generate entry barriers for international service providers, therefore limiting the supply of oilfield goods and services in the country. See “Item 10—Additional Information—Exchange Controls.” Accordingly, failure to manage our costs and our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition.

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

We might seek to acquire additional acreage in Argentina and Mexico and more broadly in Latin America. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, adequacy of title, operating and capital costs and potential environmental and other liabilities. Although we conduct a review of the properties we acquire which we believe is consistent with industry practices, we can give no assurance that we have identified or will identify all existing or potential problems associated with such properties or that we will be able to mitigate any problems we do identify. Such assessments are inexact, and their accuracy is inherently uncertain. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface, title and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. We may acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Our success in our acquisition-related activities depends on our ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully with ours.

From time to time, we undertake evaluations of opportunities to acquire additional oil and gas assets and businesses. Any resulting acquisitions may be significant in size, may change the scale of our business, and may expose us to new geographic, political, operating financial and geological risks. Our success in these acquisition-related activities depends on our ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with ours. Any acquisition would be accompanied by risks, such as a significant decline in oil or gas prices or the risk that oil and natural gas reserves acquired may not be of the anticipated magnitude or may not be developed as anticipated; the difficulty of assimilating the operation and personnel and the loss of signficant key employees from the acquired business; the potential disruption of our ongoing business; the inability of management to maximize our financial and strategic position through the successful integration of acquired assets and businesses and of coordinating or consolidating corporate and administrative functions; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; failure to realize expected profitability or growth; the potential unknown liabilities associated with acquired assets and business; difficulties in the assimilation of the assets and operations of the acquired business, especially if the assets acquired are in a new geographic area; a decrease in our liquidity if we use a portion of our available cash to finance acquisitions. In addition, we may need additional capital to finance an acquisition.

We can give no assurance as to whether we will achieve our desired profitability from our recent acquisitions or any acquisitions we may make in the future. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. If we complete any future acquisition, our capitalization and results of operation may change significantly, and you may not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating future acquisitions. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisition and current operations, which in turn, could negatively impact our results of operations and have an impact on our reputation and business.

We are exposed to foreign exchange risks relating to our operations in Argentina and Mexico.

Our results of operations are subject to foreign exchange fluctuation of the Argentine or Mexican Peso against the U.S. Dollar or other currencies, which could adversely affect our business and results of operations. Both the value of the Mexican Peso and the value of the Argentine Peso have experienced significant fluctuations in the past. The main effects of a depreciation or devaluation of the Argentine or Mexican Peso against the U.S. Dollar would be on (a) our realized crude oil prices of sales to the domestic market, given that gasoline prices in Argentina are denominated in local currency, so significant changes in exchange rate have historically limited the ability of refiners to pass through such changes to the end-users, and (b) our U.S. Dollar-denominated expenses, which would become more expensive relative to the revenues in local currency from sales to the domestic market. Additionally, given several accounting rules it may also negatively affect: (i) deferred income tax associated with our fixed assets, (ii) current income tax and (iii) foreign exchange differences associated with our Argentine or Mexican Peso exposure.

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

Both we and our subsidiaries carry out hydrocarbon E&P activities through unincorporated joint ventures entered into through agreements with third parties (joint operations for accounting purposes). In some cases, our joint venture partners, rather than us, hold the rights to the concession or the E&P license contracts. Pursuant to the terms and conditions of such agreements, one of the parties assumes the role of operator, and therefore assumes the responsibility of executing all activities pursuant to the agreement. However, in certain cases, neither we nor our subsidiaries may be able to assume the role of concessionaire and/or operator and, in such cases, we must rely on the activities of our operating partners. For example, as of December 31, 2023, we were not the operator of the Entre Lomas Neuquén, Acambuco, Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito SE concessions, located in Argentina. In such cases, we would be subject to risks related to the performance of, and the measures taken by, the concessionaire and/or operator to carry out the activities. Such actions could adversely affect our financial condition and operating results. See “Item 4—Information on the Company—Business Overview—Concessions,” for a more complete description of our non-operated concessions.

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

As of December 31, 2023, we employed third-party employees under contract, mostly with large domestic and international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer.

In addition, we may be subject to undisclosed liabilities related to labor, commercial, civil, tax, criminal, environmental or other contingencies incurred by businesses we acquire in the future as part of our growth strategy, that we were not or may not be able to identify or that may not be adequately indemnified under our acquisition agreements with the sellers of such businesses, in which case our reputation, business, financial condition and results of operation may be materially and adversely affected.

We are subject to Mexican, Argentine and other nations’ anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our reputation, business, financial condition and results of operations.

The United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010, the laws and regulations implementing the Organization for Economic Co-Operation and Development Anti-Bribery Convention, the Mexican Administrative Responsibilities Law (Ley General de Responsabilidades Administrativas),

the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) and other applicable anti-corruption laws in other relevant jurisdictions prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls.

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

If we or people or entities that are or were related to us are responsible for violations of applicable anti-corruption laws (whether due to our own acts or inadvertence, or due to the acts or inadvertence of others) or the Code of Ethics and Conduct, we or other persons or entities related to us could suffer civil, criminal and/or other penalties, which in turn could have a material adverse impact on our future business, financial condition and results of operations. See “Item 16B—Code of Ethics.”

We rely on key third-party suppliers, vendors and service providers to provide us with parts, components, services and critical resources that we need to operate our business. We could face material adverse effects to our business and reputation should these key suppliers, vendors and service providers fail to deliver, or are delayed in delivering, equipment, service or critical resources.

Companies operating in the energy industry, specifically the oil and gas sector, commonly rely upon various key third-party suppliers, vendors and service providers to provide them with parts, components, services, rigs, completion sets, midstream capacity and other critical resources, needed to operate and expand their business. If these key suppliers, vendors and service providers fail to deliver, or are delayed in delivering, equipment, service rigs, completion sets, midstream capacity or critical resources, we may not meet our operating targets in the expected time frame, which could have an adverse effect on our business, financial condition, results of operations, cash flows and/or prospects.

Our operations in the industry could be susceptible to the risks of performance, product quality and financial conditions of our key suppliers, vendors and service providers. For instance, their ability to adequately and timely provide us with parts, components, services rigs, completion sets, midstream capacity and resources critical to our operations may be affected if they are facing financial constraints or times of general financial stress and economic downturn. There can be no assurance that we will not encounter supply disruptions in the future or that we will be able to timely replace such suppliers or service providers that are not able to meet our needs, which might adversely affect a successful execution of our operations, and consequently, our business, financial condition, results of operations, cash flows and/or prospects.

We employ a highly unionized workforce and could be subject to labor actions such as strikes, which could have a material adverse effect on our business.

The sectors in which we operate are highly unionized. We cannot assure you that we or our subsidiaries will not experience labor disruptions or strikes in the future, which could result in a material adverse effect on our business and returns. Moreover, the worsening of the macroeconomic environment in Argentina that has led to increased inflation rates and poverty levels may have an impact on the amount of labor actions initiated by our workforce during 2024 and subsequent years.

In addition, we cannot assure you that we will be able to negotiate new collective bargaining agreements in the same terms, on terms that are substantially similar, as those currently in force or that we will not be subject to strikes or labor interruptions before or during the negotiation process of said agreements. The collective bargaining agreement for the period April 2023 to June 2023 was signed on April 18, 2023. The collective bargaining agreement for the period July 2023 to March 2024 was signed on June 30, 2023. As of the date of this annual report, public hearings are being held to discuss a collective bargaining agreement for the period April 2024 to March 2025. In the future, if we are unable to renegotiate the collective bargaining agreement in satisfactory terms or are subject to strikes or labor interruptions, our results of operations, financial condition and the market value of our shares could be materially affected.

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

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency depreciation. In addition, the Argentine economy is also vulnerable to adverse developments affecting its principal trading partners. Argentina’s economic conditions are dependent on a number of factors over which we have no control. We cannot assure you that the Argentine economy will not suffer a recession. If economic or monetary conditions in Argentina were to deteriorate, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial health and results of operations.

Argentine economic conditions are dependent on a variety of factors, including (but not limited to) the international demand for Argentina’s main exports; international prices for Argentina’s main commodity exports; stability and competitiveness of the Argentine Peso with respect to foreign currencies; competitiveness and efficiency of domestic industries and services; government spend and fiscal deficit; levels of domestic consumption and foreign and domestic investment and financing; and the rate of inflation of consumer and wholesale prices. The Argentine economy is also particularly sensitive to local political developments. On November 19, 2023, presidential elections were held, and Javier Milei was elected President of Argentina.

On December 12, 2023, the Minister of Economy, Luis Caputo, announced a series of economic measures, including a 54.2% depreciation of the Argentine Peso compared to the Dollar; suspension of new public works bids; reduction of energy and transportation subsidies; reduction of the size of the public administration, including a reduction in the number of ministries and secretariats; suspension of official advertising; simplification of the import system; among other measures.

Moreover, since the Milei administration took office, the newly elected president has adopted several important measures, including the enactment of Decree No. 70/2023 providing measures to reduce public expenses and de-regulate the economy. Consequently, several labor and civil associations have initiated legal actions to obtain injunctive relief to limit the effectiveness of certain articles of the decree. As of the date of this annual report, is it difficult to predict the outcome of the actions filed and their impact on the effectiveness of Decree No. 70/2023.

In addition, on December 27, 2023, the Argentine Executive Branch sent to the Argentine Congress a draft bill entitled “Bases and Starting Points for the Freedom of the Argentine People”, also known as “Omnibus Law” and the “Base Law.” The draft bill declares a public emergency in economic, financial, fiscal, social security, defense, tariff, energy, health and social matters until December 31, 2025, extendable for two additional years, and delegates a series of legislative powers to the Argentine Executive Branch for the duration of the emergency. The proposed bill also included a series of legal, institutional, tax and criminal reforms affecting various sectors of the economy. However, when the draft bill was put to a vote, it was sent back to congressional committees by the ruling party, after several articles were rejected by the Lower House. The proposed bill was withdrawn from extraordinary parliamentary sessions on February 6, 2024. On April 9, 2024, the Argentine Executive Branch sent a new draft of the “Base Law” to members of the Lower House, with certain modifications to the version proposed in December 2023, which is intended to be approved by Congress in the coming weeks.

The new bill proposes the following amendments to the Hydrocarbons Law No. 17,319, as amended by Law No. 26,197 and Law No. 27,007 (the “Hydrocarbons Law”): (i) building on the self-sufficiency paradigm of the original law to include maximization economic profits; (ii) include the principle of no price intervention by the Government; (iii) include the principle freedom of exports, only subject to objection by the Secretary of Energy based on certain technical and economic criteria; and (iv) other changes such as limiting subsequent renewals of the concessions, more discretional powers to the provinces in setting forth royalties, enlargement of activities to include processing of hydrocarbons, and more flexible requirements to access transportation authorizations.

See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Decree No. 70/2023” and “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Proposed ‘Bases and Starting Points for the Freedom of the Argentine People’ Bill.”

It is difficult to predict the social, political or economic impact of the measures announced and implemented by the government to date and/or future measures and/or the outcome of the ambitious deregulation scheme purported to be enforced by means of Decree No. 70/2023 and the abovementioned draft bill. Such measures could affect our financial condition and the results of operations. It is also difficult to predict whether Milei will obtain sufficient support from the Argentine Congress to execute his economic plan. Failure to do so could deepen the ongoing economic crisis.

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

Over the past few years, Argentina has experienced financial distress, which has led to an increase in public debt. During 2020, the Argentine government entered into negotiations with its creditors to restore the sustainability of its external public debt. In August of that year, the Argentine government restructured approximately US$66.5 billion of its U.S. Dollar-denominated global bonds. During the first quarter of 2022, the Argentine government reached an agreement with the International Monetary Fund (“IMF”), approved by Law No. 27,668, to refinance U.S.$ 44.0 billion of debt incurred between 2018 and 2019 under a Stand-By Agreement. On March 25, 2022, the IMF approved a 30-month agreement in the amount of U.S.$ 44.0 billion with Argentina, based on the IMF Extended Fund Facility Program (the “EFF Agreement”). This agreement includes 10 quarterly reviews during a two-and-a-half-year period, with disbursements being made available after each review, depending on the Argentine government’s compliance with the goals established for each such period. The repayment term for each disbursement is 10 years, with a grace period of four and a half years, starting in 2026 and ending in 2034. With respect to Argentina’s compliance with the goals established under the agreement for each period, in March 2023 the IMF completed the fourth quarterly review and in August 2023 concluded the fifth and sixth review (combined), enabling disbursements of U.S.$5.4 billion and U.S.$7.5 billion after each review, respectively.

The Milei administration has discussed the conditions of the agreement with the IMF. Although Milei’s proposal to materially reduce fiscal spending and generate a primary budget surplus of 2% in 2024 has been praised by IMF staff, we cannot assure you that the conditions and goals of the upcoming quarters will also be complied with by Argentina and that they will not affect the Argentine government’s ability to implement reforms and public policies and boost economic growth, nor can we predict the impact of the implementation of the IMF’s agreement on Argentina’s (and, indirectly, our) ability to access the international capital markets. We cannot assure you that the EFF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. In addition, the long-term impact of these measures and any future measures taken by the current government on the Argentine economy remains uncertain.

Despite the restructuring of Argentina’s public debt carried out between 2020 and 2023, international markets remain cautious with regards to Argentina’s debt sustainability and, as a result, country risk indicators remain high. There can be no assurance that Argentina’s credit ratings would remain in place or otherwise be downgraded, suspended or cancelled. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.

Without renewed access to the financial markets, the Argentine government may not have the financial resources to drive growth. In addition, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds in the amount of US$3.7 million as of December 31, 2023. Any new event of default by the Argentine government could adversely affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

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

We also cannot provide assurances that our oil and gas concessions will be extended in the future as a result of the review by the controlling entities regarding the investment plans presented for analysis or that additional requirements to obtain extensions of permits and concessions will not be imposed.

Furthermore, there can be no assurance that regulations or taxes (including royalties) enacted by the provinces or states in which we operate will not conflict with federal law and regulations, and that such taxes or regulations will not adversely affect our results of operations or financial condition.

The Argentine and the Mexican hydrocarbons industries are extensively regulated by federal, provincial, and municipal regulations in matters including the award of exploration permits and exploitation concessions, investment, royalty, price controls, export restrictions, capital controls, and domestic market supply obligations. The Argentine government and the Mexican government are further empowered to design and implement federal energy policies in their respective countries, and have used these powers before –in the case of Argentina– to establish export restrictions on the free disposition of hydrocarbons and export proceeds and to impose duties on exports, to induce private companies to enter into pricing agreements with the government or, more recently, to impose price agreements among producers and refiners or create fiscal incentive programs to promote increased production. Additionally, given that it cannot be guaranteed that regulations or taxes sanctioned or administered by the provinces will not conflict with national laws, jurisdictional controversies among the federal government and the provinces have occurred and can occur again in the future. In the case of Mexico, the federal government has implemented policies to regain market participation and control in favor of State-owned enterprises (i.e., Pemex and CFE).

Additionally, Pemex is the sole offtaker of our oil and gas production of our asset in Mexico, CS-01. In the recent past, we have experienced delays in collecting the proceeds from these sales from Pemex. Even if we diligently monitor and manage this issue to ensure timely collection, this problem could continue going forward, and even worsen, which could stress the financial position of our Mexican assets.

On the other hand, in the case of Argentina, on December 27, 2023, the Argentine Executive Branch sent to the Argentine Congress the “Omnibus Law” where, among others, the principle of freedom to export hydrocarbons was proposed. As of the date of this annual report, this bill has not been enacted into law. See“Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Decree No. 70/2023” and “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Proposed ‘Bases and Starting Points for the Freedom of the Argentine People’ Bill.”

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

According to MSCI Inc, Argentina and Mexico are stand-alone and emerging market economies, respectively. As per the MSCI Global Market Accessibility Review, while nations classified as emerging markets are developing countries with potential growth in their economies, trade relations with other countries, stability of institutional framework, equal rights to foreign investors and low levels of capital flow restrictions, countries classified as stand-alone markets are those that are currently partially or fully closed to foreign investors, with small capital markets and political tensions.

Investing in such markets generally carries inherent risks such as political, social and economic instability that may affect economic results, which may stem from many factors, including but not limited to, the following: high interest rates; abrupt changes in currency values; high levels of inflation; exchange controls; wage and price controls; regulations to import equipment and other necessities relevant for operations; changes in governmental economic, administrative or tax policies; political and social tensions; hostilities or political problems in other countries that could impact international trade, the price of commodities and the global economy.

Volatility in the securities markets in emerging market countries, let alone stand-alone markets such as Argentina, as well as possible further increases in interest rates in the United States and other developed or emerging markets, may have a negative impact on the trading value of our securities and the conditions under which we can access international capital markets. In addition, stand-alone markets include additional risks, such as governmental restrictions that may limit investment and the risk associated with political developments.

In addition, the SEC, the U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain stand-alone and emerging markets, including Argentina and Mexico. Additionally, our public shareholders may have limited rights and few practical remedies in stand-alone and emerging markets where we operate, as shareholder claims that are common in the United States, including class actions based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many stand-alone and emerging markets.

Any of these factors, as well as volatility in the capital markets, may adversely affect our business, results of operations, financial condition, the value of our series A shares and ADSs, and our ability to meet our financial obligations.

We are or could be subject to direct and indirect restrictions on exports under Argentine law.

The Hydrocarbons Law allows hydrocarbons exports, as long as such volumes are not required for the Argentine domestic market and as long as these are sold at reasonable prices. In this respect, oil and gas companies have faced restrictions to export crude oil from Argentina, therefore limiting their access to greater revenues when international prices are above domestic prices in Argentina. The proposed “Bases and Starting Points for the Freedom of the Argentine People”bill, also known as “Omnibus Law” and the “Base Law”, included a potential removal of all restrictions on prices of the energy market, aiming at correlating local prices to export parity, but no assurance can be given that this bill will be passed by the Argentine Congress. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Proposed ‘Bases and Starting Points for the Freedom of the Argentine People’ Bill.”

In Argentina, exports of crude oil and oil by-products currently require prior registration in the Registry of Export Operations Agreements (Registro de Contratos de Operaciones de Exportación) and authorization by the SdE (according to the regime established in Resolution S.E. No. 241-E/2017 and its subsequent amendments and complements). Oil companies and oil refineries intending to export crude oil, liquefied petroleum gas or gasoil, among others, must demonstrate, prior to obtaining the authorization, that the offer for sale of such product has already been made to and rejected by local buyers. In the case of not obtaining oil export permits, our operations could be affected, as well as our revenues and financial results.

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

We cannot predict for how long restrictions on exports will remain in force, or whether future measures will be taken that adversely affect our ability to export and import gas, crude oil, or other products and, consequently, affect our financial condition, results of operations, and cash flows.

Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-resident shareholders; (ii) restricting the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitating the transfer of securities into and from Argentina; (v) establishing certain mandatory refinancing on U.S. Dollar-denominated debt; (vi) implementing taxes on certain transactions involving the acquisition of foreign currency; and (vii) restricting access to the currency exchange market to pay for imports of goods and services.

There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to our indebtedness payable in foreign currency, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, import goods and services, which are needed for the execution of projects in the upstream and midstream sectors of the oil and gas industry and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and our business, financial condition and results of operations. For additional information, please see “Item 10—Additional Information—Exchange Controls.”

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

Historically, inflation has materially undermined the Argentine economy and the Argentine government’s ability to create conditions that foster growth. In recent years, Argentina has experienced high inflation rates. The consumers price index published by the INDEC (the Índice de Precios al Consumidor, or “IPC”) variation for the period from January to December 2023 was 211.4%.

Even though the Milei administration has implemented some measures to reduce inflation, such as reducing fiscal spend in real terms, the sharp devaluation of the Argentine Peso in December 2023 and the de-regulation of some prices of the economy, have led to increasing consumer price inflation. The inflation of the first two months of 2024 was 36.6%, equivalent to an annualized rate of 550%.

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

Inflation in Argentina has contributed to a material increase in our operating costs and new well costs over the past years, as part of the goods and services involved in such activities are denominated in Argentine Pesos, which leads to increases in unit costs measured in US Dollars during periods when the Peso inflation rate is greater than the depreciation of the Peso against the Dollar.

Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. See “—Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations in Argentina” below. Increased inflation could adversely affect the Argentine economy, our cost structure, financial condition, our business, and the market price of our series A shares and the ADSs.

Significant fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and our business and results of operations in Argentina.

Fluctuations, or a continued depreciation, in the value of the Argentine Peso may adversely affect the Argentine economy, our financial condition and results of operations. While most of our revenues are denominated in U.S. Dollars, upstream players could be limited by the ability of refiners to pass through crude oil prices to the pump prices, which are denominated in local currency, in the event of significant increases in international crude oil prices or in exchange rates. We are therefore exposed to the risks associated with the fluctuation of the Argentine Peso relative to the U.S. Dollar.

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

Argentina

The Hydrocarbons Law is the main regulatory framework of the hydrocarbons industry, as it created a system of exploration permits and production concessions awarded by the state (federal or provincial, depending on the location of the resources), through which companies hold exclusive rights to explore, develop, exploit and take title of the production at the wellhead, in exchange for a royalty payment and adherence to the general taxation regime.

The Hydrocarbons Law, as amended, provides for oil and gas concessions to remain in effect for 25 years, with special provisions of 35 years for unconventional concessions and 30 years for offshore concessions, in each case, as from the date of their award and subject to extensions for periods of up to 10 years each. In order to be eligible for an extension of a concession under the modifications of Law No. 27,007, concessionaires must (i) have complied with their obligations, (ii) be producing hydrocarbons in the concession under consideration and (iii) submit an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession.

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

No assurance can be given that our concessions will be renewed in the future by the competent authorities based on the investment plans submitted to that effect, or that such authorities will not impose additional requirements for the renewal of such concessions or permits. Additionally, five of our concessions are unconventional concessions and therefore were granted for a 35-year period and with royalties of 12%, under the terms prescribed by Law No. 27,007. We cannot assure you that any future legislation the Argentine government may enact from time to time may not affect such concessions.

Exploration permits and exploitation concessions provide a vested right that cannot be terminated without legal indemnification. Nonetheless, relevant provincial enforcement authorities are entitled to revoke these licenses in the event of a breach of the permit or concession conditions by the licensee (Article 80 of Law No. 17,319). Licensees can also partially or totally relinquish, at any time, the acreage of a permit or concession. If an exploration permit is relinquished, the licensee will be bound to pay any investment amounts committed and not fulfilled (Articles 20 and 81 of the Hydrocarbons Law).

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

Under Argentina’s current political context, intense discussions are occurring between the Argentine government and the provincial governments with regards to public spending. Given these circumstances, we cannot rule out that the provinces, as owners of the natural resource, may enact legislative changes with significant effects on the Company’s rights and obligations.

In addition, no assurance can be given that our exploitation concessions will be renewed in the future by the relevant provincial authorities based on the investment’s plans submitted to that effect, or that such authority will not impose additional requirements for the renewal of such concessions. Moreover, under the current regulatory framework, the granting authority retains the possibility of revoking concessions if certain conditions are met.

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

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crises and market conditions in other markets worldwide. Global economic instability such as uncertainty about global trade policies, sharp drops or increases in commodities prices, the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, the withdrawal of the United Kingdom from the European Union (“Brexit”), geopolitical tensions between the United States and a number of foreign countries, the ongoing conflict between Russia and Ukraine, and more recently between Israel and Hamas, decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and other non-OPEC oil-producing nations with respect to oil production quotas, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, could impact the Argentine economy and jeopardize Argentina’s ability to correct its existing macro imbalances, among others. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

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

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. In Transparency International’s 2023 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 98th (with one being the least corrupt country and 180 being the most corrupt country), a deterioration compared to the previous survey in 2022.

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

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment. In turn, this could impact our ability to attract new investors to our Company, which could affect our financial condition and the market value of our ADSs.

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

A deterioration in Mexico’s economic condition, social instability, political unrest, changes in governmental policies, or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain financing. Additionally, the Mexican government has announced several budget cuts in the past in response to declines in international crude oil prices. Any new budget cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect our business. A worsening of international financial or economic conditions, such as a slowdown in growth or even a recession in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, our financial condition and our ability to service our debt.

Also, the Mexican government has had significant influence in the Mexican economy in the past and will likely continue to do so. Changes in the legal framework and policies may adversely affect our business and the value of our securities.

Criminal activity in Mexico could affect our operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that we produce. In response, the Mexican government has implemented various security measures and has strengthened its military and police forces. Despite these efforts, criminal activity continues to exist in Mexico, and could worsen in 2024, if criminal groups seek to take advantage of the upcoming elections to expand their control over the local governments and markets. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on our financial condition and results of operations.

Economic and political developments in Mexico may adversely affect Mexican economic policy and, in turn, our operations.

As of the date of this report, Morena, the political party of President Andrés Manuel López Obrador, controls the majority in the House of Representatives (Cámara de Diputados) and has a significant influence in the Mexican Senate (Senado de la República), holding the most seats relative to any other party. Likewise, 2023 has been characterized by strong pressure from the Executive and the Congress on the Judicial Power and, particularly, on the Mexico’s Supreme Court of Justice. Such concentration of power and any changes in Mexican politics or economy, as a result of the above, could have a negative impact on our business, financial position or operating results.

The upcoming Presidential, Federal Congressional and several other elections scheduled for June 2024 could result in additional changes to the regulation, including the energy sector. Constitutional reforms that could significantly impact the business environment might take place if Morena wins the Presidential election with a majority in Congress. The election of any of the potential candidates could result in adjustments or reforms to those implemented by the incumbents, which could lead to a decrease in investor confidence in the Mexican market. We cannot provide any assurance that the current political situation or any future developments in Mexico will not affect our business, financial condition, results of operations and or cash flows.

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

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the physical proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement (“NAFTA”). As a result, political developments in the United States, including changes in the administration and governmental policies, let alone the presidential elections scheduled for November 2024, can also have an impact on the exchange rate between the U.S. Dollar and the Mexican peso, economic conditions in Mexico and the global capital markets.

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

Health crises such as the COVID-19 pandemic could have a significant adverse effect on our business operations.

The COVID-19 pandemic had a significant adverse impact on the global economy and our Company. The COVID-19 pandemic resulted in the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, closure of non-essential businesses, suspension of visas, nation-wide lockdowns, closing of public and private institutions, extension of holidays, among many others, causing unprecedented commercial disruption in a number of jurisdictions, including Mexico and Argentina.

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

Although the negative effects of the COVID-19 pandemic on us and the global economy have subsided, we cannot predict or estimate the ultimate negative impact that a resurgence of COVID-19 or another pandemic would have on our results of operations and financial condition, since it will depend on future developments outside of our control, including the intensity and duration of the pandemic, as well as measures taken to contain the pandemic or mitigate its economic impact by the Argentine or Mexican governments.

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

However, Vista has appealed this tax provision (amparo), with the intention of gaining an exemption to providing this information, and therefore not being considered in the joint and several tax liability obligations. Recently, Vista secured a favorable decision in Collegiate Courts. This decision was based on the mandatory considerations approved by the Ministers of the Second Chamber of the Supreme Court of Justice of the Nation when solving on claim A.R. 528/2022. Consequently, Vista is now only obliged to submit the notice regarding solely the share ownership of the parties provided for in Article 49 Bis 2 of the Circular Única de Emisoras and not to inform about the sale of shares conducted between non-residents.

Risks Related to our series A shares and the ADSs

The series A shares and ADSs are traded in more than one market, and this may result in price variations; in addition, investors may not be able to easily move securities for trading between such markets.

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

Volatility in the market price of our series A shares and the ADSs may prevent investors from selling their securities at or above the price that they paid for them. The market price and market liquidity of our series A shares and the ADSs may be adversely affected by several factors, including, but not limited to, the extent of investor interest in us, the attractiveness of our series A shares and the ADSs in comparison to other equity securities (for instance, shares issued by a company with larger operating history in our own industry), our financial performance and general market conditions. Certain additional factors that could negatively affect, or result in fluctuations in, the price of our series A shares and the ADSs include actual or anticipated variations in our operating results; potential differences between our actual financial and operating results and those expected by investors; investors’ perceptions of our prospects and the prospects of our sector; new laws or regulations or new interpretations of laws and regulations, including tax guidelines, applicable to the energy sector, our series A shares and/or the ADSs; general economic trends and risks in the United States, Latin American or global economies or financial markets, including those resulting from pandemics, war, incidents of terrorism or responses to such events; changes in our operations or earnings estimates or publication of research reports about us or the Latin American energy industry; market conditions affecting the Latin American economy generally or borrowers in Latin America specifically; significant volatility in the market price and trading volume of securities of companies in the energy sector, which are not necessarily related to the operating performance of these companies; additions to or departures from our Executive Team; completing (or failing to complete) additional acquisitions or executing additional concession agreements; speculation in the press or investment community; changes in the credit ratings or outlook assigned to Latin American countries, particularly Mexico and Argentina, and entities of the energy sector; political conditions or events in Argentina, Mexico, the United States and other countries; and enactment of legislation or other regulatory developments that adversely affect us or our industry.

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

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we have relied, and intend to keep relying, on exemptions from certain U.S. rules which permit us to follow Mexican legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

We adopted our Long-Term Incentive Plan (the “Plan”) in April 2018 for the purpose of attracting and retaining talented people as officers, directors, employees and consultants which are key to us, incentivizing their performance and aligning their interests with ours. Under the Plan, our Board of Directors is authorized to grant restricted series A shares or ADS (“Restricted Stock”) and options to purchase our series A shares or ADS (“Stock Options”) to our officers, directors, employees and consultants. We reserved 8,750,000 series A shares issued on December 18, 2017, for the implementation of the Plan. Additionally, the series A shares repurchased by the Company through our buy-back program may be allocated to the Plan.

Additionally, the vesting of series A shares reserved for the Long-Term Incentive Plan (or the allocation to the Plan of the series A shares repurchased by the Company through our buy-back program) may cause immediate dilution to our existing shareholders and may also have a dilutive effect on our earnings per share. If all series A shares currently reserved for the Plan, in addition to all the shares repurchased through the ongoing buy-back program, became outstanding, our issued and outstanding share capital would increase 1.6% from 97,190,833 series A shares outstanding as of the date of this annual report to 98,781,026 series A shares.

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

Under our current by-laws, whenever we issue new shares for subscription and for payment in cash, subject to certain exceptions, such as those related to public offerings, mergers, or conversion of convertible securities or when the shareholders’ meeting or board of directors (in the latter case when such authority is delegated to the board of directors by the shareholders’ meeting for a particular issuance) decide otherwise, we must grant preemptive subscription rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer preemptive rights to foreign shareholders and ADS holders identical to those of our shareholders residing in Mexico in connection with any future issuance of shares unless we comply with certain specific requirements under the laws and regulations of the applicable jurisdictions of our non-Mexican shareholders. In the case of United States shareholders and ADS holders, we might not be able to offer them shares pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares, unless the offer of such shares is registered under the Securities Act or an exemption from the registration requirement is available.

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

Our shareholders, or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC, as well as any other regulation (including anti-trust rules) that may apply. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, the market price of our series A shares may decline significantly and, as a result, the market price of the ADSs. In addition, the perception in the public markets that sales by them might occur may also adversely affect the market price of our series A shares and the ADSs.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

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

Pursuant to Section 404 of the Sarbanes Oxley Act of 2002, we are required to include a report of our management on our internal controls over financial reporting in our annual reports on Form 20-F that contains management’s assessment relating to the design, maintenance and periodic evaluation of the internal control system, accompanied by a report from our independent registered public accounting firm.We can provide no assurance that from time to time we will not identify concerns that could require remediation. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in the completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 which may have an adverse effect on us.

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

Furthermore, we have ceased to be an emerging growth company and are therefore no longer able to take advantage of certain exemptions from various requirements applicable to other public companies that are emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As such, our independent registered public accounting firm is now required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

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

Recent Developments

Amendments to the Company’s Bylaws

On the ordinary and extraordinary shareholders’ meeting held on April 23, 2024, the Company’s shareholders approved, among other things, certain amendments to the Company’s bylaws for purposes of adjusting the Company’s bylaws to certain amended provisions of the Mexican Securities Market Law and the General Law on Commercial Companies (in the latter case, in connection with the possibility of holding shareholders’ meeting through technological means). For more detail on the recent amendments on the Mexican Securities Market Law, see “Item 9—The Offer and Listing—Market Information—Mexican Securities Market Law.”

BUSINESS OVERVIEW

We are an independent Latin American, shale oil-focused company operating since April 4, 2018, with our main assets located in the Neuquina basin, Argentina. Vaca Muerta is the largest shale oil and gas play under development outside North America, where we have rights to develop approximately 205,600 acres. We are also the holders of one conventional producing asset in Mexico. Most of our production and revenues, our ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including our currently producing Vaca Muerta wells.

We seek to generate strong returns for our shareholders based on the following key value drivers:

Deep, ready-to-drill, short-cycle well inventory. Our growth plan is based on developing our approximately 1,150-well inventory in Vaca Muerta, out of which 550 well are in Bajada del Palo Oeste, 150 in Bajada del Palo Este, 150 in Aguada Federal, 150 in Bandurria Norte, 100 in Águila Mora and 50 in Coirón Amargo Norte, in line with the highest efficiency and safety standards. As of December 31, 2023, we had tied-in 83 wells in Bajada del Palo Oeste. Additionally, as of December 31, 2023, we had tied-in our first 10 wells in Aguada Federal, our first four wells in Bajada del Palo Este and our first two wells in Águila Mora. This activity boosted our production to 56.4 Mboe/d during the fourth quarter of 2023, representing a 3% interannual growth, or 16% interannual growth on a pro forma basis as if the Conventional Assets Transaction (as defined below) had occurred on March 1, 2022 (see “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta”). Our proved certified reserves increased to 318.5 Mboe as of December 31, 2023.

Peer-leading operating performance. We believe the productivity of our new wells demonstrates the quality of our Vaca Muerta acreage. As of December 31, 2023, the Vista average well (representing the average of our pads BPO-1 to BPO-10) was performing 6% above our Bajada del Palo Oeste type curve after 720 days of production. This productivity performance places our wells among the best of Vaca Muerta.

Production growth driven by Vaca Muerta development, and our rebased cost structure led to the decrease of lifting cost to 5.1$/boe in 2023 from 13.9 $/boe in 2018.

Robust balance sheet and financial performance. Cash & cash equivalents at the end of 2023 was US$213.3 million. During the year 2023, net income for the year totaled US$397.0 million. The Adjusted EBITDA for 2023 was US$870.7 million and net leverage ratio as of December 31, 2023, was 0.46x Adjusted EBTIDA.

ESG-focused culture. At Vista, we aim to develop our business in a sustainable way. We aspire to become net zero in scope 1 & 2 GHG emissions by 2026, combining (i) a 80% reduction in our operating GHG emission intensity to 7 kgCO2e/boe, compared to 39 kgCO2e/boe in 2020, with (ii) the implementation of NBS projects to offset the remaining carbon emissions. During 2023, we reduced the intensity of Scope 1 and 2 GHG emissions by 14% year-on-year, i.e., from 18.1 kgCO2e/boe to 15.6 kgCO2e/boe. We are currently executing the Company’s first nine Natural-Based Solutions projects.

Safety is a bedrock of our Company, and we aim to operate with the highest oil & gas industry standards in accordance with the International Association of Oil and Gas Producers (“IOGP”) and the global oil and gas industry association for environmental and social issues (“IPIECA”). In 2023, we had a TRIR of 0.2 which was below 1.0 for the fourth consecutive year. Futhermore, in 2023 we recorded no major oil spill incidents.

We strongly believe in the value of developing an organizational culture that promotes diversity, equity and inclusion at each level. We aim to develop these capacities in our employees and leaders, through the execution of several projects and initiatives captured by our Vista Diversity Equity & Inclusion (“DEI”) program. In 2023, 26% of new hires were women, raising the share of female employees by 2 pps to 24%. In addition, we voluntarily invested approximately US$980 in social development. Our goal is to create a work environment where our people feel they can exchange ideas and opinions, regardless of race, gender, nationality, religion and beliefs. See “Item 4—Information on the Company—ESG Matters.” We are committed to enhancing the development of the communities in which we operate, with an inclusive business model, and reinforcing the sense of belonging through open dialogue, active cooperation, volunteering and social commitment.

We are committed to the implementation of transparent and solid principles in our corporate governance, which strengthen trust and credibility with our interest groups. We are aligned with Global Reporting Initiative (“GRI”) Oil and Gas Sector Standard 2021 and GRI Universal Standards 2021 framework and the Sustainability Accounting Standards Board (“SASB”) for industry-specific ESG topics most relevant to our financial performance and long-term value creation. For the third consecutive year, our 2023 Sustainability Report will include information aligned with the recommendations published by the Task Force on Climate-Related Financial Disclosures (“TCFD”) and will have limited assurance on certain relevant GRI indicators. We are signatories to the United Nations Global Compact’s Ten Principles on human rights, labor, environment and anti-corruption. Our Board of Directors has oversight of all sustainability related actions through our Corporate Practices Committee.

Our Operations

The following map illustrates the location of our concessions in Argentina as of the date of this annual report(1) :

(1)	Acambuco concession and assets transferred to Aconcagua (effective on March 1, 2023), not shown on this map.

During 2023, our average daily production was 51,149 boe/d. As of December 31, 2023, our portfolio of assets included six operated blocks in Vaca Muerta, one operated conventional block in Mexico and one non-operated conventional block in Argentina. Effective as of March 1, 2023, Vista transferred the operatorship of six conventional blocks to Aconcagua (see below section “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta”).

In Argentina, we held and operated approximately 206,000 net shale oil acres in the core Vaca Muerta. As of December 31, 2023, our total proved reserves were 318.5 MMboe, of which 85% consist of oil and 97% of which were located in Argentina. During the fourth quarter of 2023, we were the second largest shale oil producer in Argentina, according to the SdE. In 2023, our shale production was 43,339 boe/d.

The following table presents information on our concessions as of the date of this annual report, and estimated reserves and production as of December 31, 2023:

Block	Gross acres	Net acres		Interest		Operator	Net proved reserves as of Dec. 31, 2023 (MMboe)	Average net production for the year ended Dec. 31, 2023 (Mboe/d)	Concession Expiration
Neuquina Basin
Bajada del Palo Oeste	62,641	62,641		100%		Vista	221.8	33.8	2053
Entre Lomas Río Negro	83,349	—	(3)	—	(3)	Aconcagua	2.4	1.9	2026

Block	Gross acres	Net acres		Interest		Operator	Net proved reserves as of Dec. 31, 2023 (MMboe)	Average net production for the year ended Dec. 31, 2023 (Mboe/d)	Concession Expiration
Jagüel de los Machos	48,359	—	(3)	—	(3)	Aconcagua	0.8	1.3	2025
25 de Mayo-Medanito	32,247	—	(3)	—	(3)	Aconcagua	1.0	1.1	2026
Entre Lomas Neuquén	99,665	—	(3)	—	(3)	Aconcagua	0.5	0.6	2026
Bajada del Palo Este	48,853	48,853		100%		Vista	40.1	4.8	2053
Coirón Amargo Norte	26,598	22,508		84.6%		Vista	0.3	0.2	2037
Jarilla Quemada (1)	47,617	—	(3)	—	(3)	Aconcagua	0.1	0.2	2040
Coirón Amargo Sur Oeste	16,440	—		—	(2)	Shell	—	—	—
Águila Mora	23,475	21,128		90%		Vista	1.3	1.3	2054
Charco del Palenque	47,963	—	(3)	—	(3)	Aconcagua	0.2	—	2034
Aguada Federal	24,058	24,058		100%		Vista	39.3	5.2	2050
Bandurria Norte	26,404	26,404		100%		Vista	—	—	2050
Golfo San Jorge Basin
Noroeste Basin
Acambuco	293,747	4,406		1.5%		Pan American Energy	0.6	0.2	2036/2040
Mexico
CS-01	14,332	14,332		100	%(5)	Vista	10.1	0.7	2047

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).

(2)	Fully divested 10% working interest to Shell. The effective date of the transaction was April 1, 2021.

(3)

Assets transferred to Aconcagua, effective on March 1, 2023. After such date Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets.

As of the date of this annual report, we hold (i) 100.00% operated interest in the following exploitation concessions: Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Bandurria Norte, and CS-01, (ii) 84.62% operated interest in the exploitation concession Coirón Amargo Norte, (iii) 90% operated interest in the exploitation concession Águila Mora, and (iv) 1.50% non-operating interest in the conventional exploitation concession Acambuco. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in the Neuquina basin, effective March 1, 2023. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

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

(ii)	Aconcagua will pay Vista US$26.47 million in cash (US$10.00 million paid on February 15, 2023, US$10.73 million paid on March 1, 2024, US$5.73 million to be paid on March 1, 2025);

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

(viii)

Vista Argentina and Aconcagua have signed an agreement whereby Vista Argentina will treat and transport 100% of the crude oil produced in the CAT Exploitation Concessions (except for 25 de Mayo-Medanito SE and Jagüel de los Machos) until the expiration of the concession titles (including the potential 10-year extension); and

(ix)

Vista Argentina remains concession title holder until no later than the final closing date on February 28, 2027, when the CAT Concessions will be transferred to Aconcagua, subject to provincial approvals.

The Entre Lomas crude oil transportation concession, which includes a 70,000 bbl/d oil treatment plant geographically located in the Entre Lomas Río Negro concession and a net book value of US$20 million as of December 31, 2022, was excluded from the Conventional Assets Transaction.

The following pro forma table shows the impact on the results of operations resulting from the Conventional Assets Transaction as if such transaction had occurred on March 1, 2022:

	Actual 2022	Pro forma adjustments 2022	Pro forma 2022
Production (Mboe/d)	48.6	5.1	43.4	(1)
Total Proved Reserves, (MMboe)	251.6	(7.5)	244.1	(1)
Net acreage in Argentina (Acres) by year end	569,197	(359,200)	209,997	(2)
Net operated productive wells in Argentina by year end	1,144	(924)	220

(1)	Excludes 60% of oil and gas production and reserves corresponding to CAT Exploitation Concessions.

(2)	Excludes 100% of CAT Exploitation Concessions acreage.

Main Subsidiaries

Vista Energy Argentina S.A.U.

Vista Energy Argentina S.A.U. (formerly “Vista Oil & Gas Argentina S.A.”, and prior thereto “Petrolera Entre Lomas S.A.”) is an Argentine company with offices in Buenos Aires and Neuquén. In the Neuquina Basin, Vista Argentina currently holds a (i)100.00% operated interest in the following blocks: Bajada del Palo Oeste and Bajada del Palo Este unconventional exploitation concessions, located in the Province of Neuquén, (ii) 84.62% operated interest in the exploitation concession Coirón Amargo Norte located in the Province of Neuquén, (iii) 50% operated interest in the Aguada Federal and Bandurria Norte unconventional exploitation concessions, located in the Province of Neuquén, (iv) 90% operated interest in the unconventional exploitation concession Águila Mora located in the Province of Neuquén, and (v) 1.50% non-operating interest in the exploitation concession Acambuco, located in the Province of Salta, operated by Pan American Energy LLC (Argentine Branch). As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.” . As of December 31, 2023, Vista Argentina had 428 direct employees.

Vista Energy Holding I, S.A. de C.V.

Vista Energy Holding I, S.A. de C.V. (formerly, “Vista Oil & Gas Holding I, S.A. de C.V.”) is a Mexican company with administrative offices in Mexico City incorporated for purposes of, among other things, participating as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. It currently holds a 100% interest in Vista Energy Argentina S.A.U. and a 100% indirect interest in AFBN S.R.L., Aluvional S.A. and Aleph Midstream S.A. As of December 31, 2023, Vista Energy Holding II, S.A. de C.V. had no employees.

Vista Energy Holding II, S.A. de C.V.

Vista Energy Holding II, S.A. de C.V. (formerly, “Vista Oil & Gas Holding II, S.A. de C.V.”) is a Mexican company with administrative offices in Mexico City incorporated for purposes of exploring and extracting hydrocarbons in Mexico, as well as to participate as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. It is the holder of 100% working interests in the CS-01. As of December 31, 2023, Vista Energy Holding II, S.A. de C.V. had 17 employees.

AFBN, S.R.L.

AFBN, S.R.L. (formerly, “ConocoPhillips Argentina Ventures S.R.L.”) is a company organized and existing under the laws of Argentina dedicated to the E&P of hydrocarbons and the commercialization of oil, natural gas and NGL. In the Neuquina Basin, it currently holds a 50% non-operated interest in the Aguada Federal and Bandurria Norte unconventional exploitation concessions. Vista Energy Holding I, S.A. de C.V. holds a 4.31% direct interest in AFBN, S.R.L. The remaining interest is held by Vista Energy Argentina S.A.U. with 14.80% and Vista Holding VII S.A.R.L with 80.89%, the latter being a wholly-owned legal entity. As of December 31, 2023, AFBN, S.R.L. had no direct employees.

Aleph Midstream S.A.

Aleph Midstream S.A. is a company organized and existing under the laws of Argentina that started operating in August 2019 and became the first midstream player focused on providing gathering, processing and midstream services for oil and gas production in the Neuquina Basin, spearheading a new paradigm for the development of the Vaca Muerta shale play built on the concept of long-term partnerships with upstream-focused producers. Vista Energy Holding I, S.A. de C.V. holds a 36.08% direct interest in Aleph Midstream. The remaining 63.92% interest is held by Vista Oil & Gas Holding V B.V. As of December 31, 2023, Aleph Midstream S.A. had no direct employees.

Aleph Midstream S.A. is a wholly owned subsidiary of Vista.

Aluvional S.A.

Aluvional S.A. is a company organized and existing under the laws of Argentina dedicated to the extraction of sand, stone, pebbles, granitic and/or calcareous materials and other natural resources that are used for the hydraulic stimulation of unconventional oil and gas exploitation in the provinces of Neuquén, Río Negro, Mendoza, and La Pampa. Aluvional S.A. holds 10-year term concessions of 15 quarries of siliceous sand, all of them located in the Province of Río Negro. Vista Oil & Gas Holding I, S.A. de C.V. holds a 95% direct interest in Aluvional S.A. The remaining 5% interest is held by Vista Energy Argentina SAU. As of December 31, 2023, Aluvional S.A. had 17 employees.

Argentina

Overview

During the year ended December 31, 2023, our production was concentrated in the Neuquina Basin, mostly in our development hub in Vaca Muerta.

We have approximately 205,600 net acres located in the Vaca Muerta shale oil formation in Bajada del Palo Oeste, Bajada del Palo Este, Águila Mora, Aguada Federal, Bandurria Norte and Coirón Amargo Norte. We operate 100% of our shale net acreage. As of December 31, 2023, we had tied-in 83 shale oil wells targeting the Vaca Muerta formation in Bajada del Palo Oeste. Additionally, as of December 31, 2023, we had tied-in our first 10 wells in Aguada Federal, our first four wells in Bajada del Palo Este and our first two wells in Águila Mora. This took our shale production to 43.3 Mboe/d by the year end, up from 34.7 Mboe/d in 2022, boosted by strong individual well performance.

We have a significant inventory of up to approximately 1,150 drilling locations targeting the Vaca Muerta shale oil formation within our core development acreage, which provides us with more than 20 years of drilling inventory. Our drilling inventory is currently located in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Bandurria Norte, Águila Mora and Corión Amargo Norte blocks. We intend to expand our drilling inventory by testing additional landing zones.

As of December 31, 2023, we also owned working interests in non-operated conventional assets in the Noroeste Basin. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in the Neuquina basin, effective March 1, 2023. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

As of December 31, 2023, our total proved reserves in Argentina were 308.4 MMboe, of which 85% consisted of oil reserves. Our average daily production for the year ended December 31, 2023, was 50,488 boe/d, of which 84.6% was crude oil, 14.6% natural gas and the remaining 0.8% was NGL. We have reduced our average operating cost from US$7.5 per boe during the year ended December 31, 2022, to US$5.1 per boe for the year ended December 31, 2023.

Crude Oil Production and Natural Gas Production in Argentina

The tables below outline the average oil, gas and NGL net production, for the periods ended December 31, 2023, 2022 and 2021.

Block	Average net oil production for the year ended December 31, 2023 (Mbbl/d)(5)	Average net gas production for the year ended December 31, 2023 (MMm3/d)(5)	Average net NGL production for the year ended December 31, 2023 (Mbbl/d)(5)
Neuquina Basin
Bajada del Palo Oeste	28.7	0.80	0.03
Entre Lomas Río Negro(6)	1.1	0.08	0.27
Jagüel de los Machos(6)	1.0	0.05	—
25 de Mayo-Medanito(6)	1.0	0.01	—
Entre Lomas Neuquén(6)	0.4	0.02	0.06
Bajada del Palo Este	4.4	0.06	0.05
Coirón Amargo Norte	0.2	0.00	—
Jarilla Quemada(1) (6)	0.1	0.01	0.01
Coirón Amargo Sur Oeste(2)	—	—	—
Águila Mora	1.2	0.02	—
Charco del Palenque(1) (6)	—	—	—
Aguada Federal(3)	4.6	0.10	0.01
Bandurria Norte(3)	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este(4)	—	—	—
Noroeste Basin
Acambuco	0.0	0.02	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)	Fully divested a 10% working interest to Shell. The effective date of the transaction was April 1, 2021.
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

Block	Average net oil production for the year ended December 31, 2022 (Mbbl/d)(5)	Average net gas production for the year ended December 31, 2022 (MMm3/d)(5)	Average net NGL production for the year ended December 31, 2022 (Mbbl/d)(5)
Neuquina Basin
Bajada del Palo Oeste	26.4	0.79	—
Entre Lomas Río Negro(6)	2.4	0.12	0.36
Jagüel de los Machos(6)	2.2	0.11	—
25 de Mayo-Medanito(6)	2.3	0.03	—
Entre Lomas Neuquén(6)	1.0	0.08	0.05
Bajada del Palo Este	2.5	0.06	0.03
Coirón Amargo Norte	0.2	0.00	—
Jarilla Quemada(1) (6)	0.2	0.01	0.01
Coirón Amargo Sur Oeste(2)	—	—	—
Águila Mora	—	—	—
Charco del Palenque(1) (6)	—	—	—
Aguada Federal(3)	2.5	0.03	—
Bandurria Norte(3)	—	0.00	—
Golfo San Jorge Basin

Block	Average net oil production for the year ended December 31, 2022 (Mbbl/d)(5)	Average net gas production for the year ended December 31, 2022 (MMm3/d)(5)	Average net NGL production for the year ended December 31, 2022 (Mbbl/d)(5)
Sur Río Deseado Este(4)	—	—	—
Noroeste Basin
Acambuco	0.0	0.02	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)	Fully divested a 10% working interest to Shell. The effective date of the transaction was April 1, 2021.
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

Block	Average net oil production for the year ended December 31, 2021 (Mbbl/d)(5)	Average net gas production for the year ended December 31, 2021 (MMm3/d)(5)	Average net NGL production for the year ended December 31, 2021 (Mbbl/d)(5)
Neuquina Basin
Bajada del Palo Oeste	20.8	0.76	—
Entre Lomas Río Negro	2.3	0.14	0.35
Jagüel de los Machos	2.3	0.12	—
25 de Mayo-Medanito	2.4	0.03	—
Entre Lomas Neuquén	1.1	0.08	0.07
Bajada del Palo Este	0.4	0.07	0.05
Coirón Amargo Norte	0.3	0.00	—
Jarilla Quemada(1)	0.2	0.03	0.01
Coirón Amargo Sur Oeste (2)	0.0	0.00	—
Águila Mora	—	—	—
Charco del Palenque(1)	—	—	—
Aguada Federal(3)	0.1	0.00	—
Bandurria Norte(3)	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este(4)	—	—	—
Noroeste Basin
Acambuco	0.0	0.02	—

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)	Fully divested a 10% working interest to Shell. The effective date of the transaction was April 1, 2021.
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

As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

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

Bajada del Palo Oeste

We are the operator and holder of 100% of the unconventional exploitation concession granted for the Bajada del Palo Oeste block in the Neuquina Basin located in the Province of Neuquén. This block has proved reserves of 219.8 MMboe of shale reserves and 2.0 MMboe of conventional reserves as of December 31, 2023, and production of 33.8 Mboe/d (85% oil) for the year ended December 31, 2023. The 35-year term unconventional exploitation concession was granted to us in December 2019 and expires on December 19, 2053. In connection with the granting of such unconventional concession, as of December 31, 2023, Vista had already fulfilled the commitment of drilling eight horizontal wells for a total investment of US$105.6 and US$14.7 million related facilities.

During 2023, we completed and tied-in six pads (pad BPO-16 to BPO-21), adding 23 shale oil wells and taking the shale oil well count in Bajada del Palo Oeste to 83 at year-end 2023. Total shale production in 2023 increased to 43,339 boe/d, out of which 32,588 boe/d corresponds to the shale production of Bajada del Palo Oeste.

The table below details the drilling and completion design of all our wells that have been tied-in as of the date of this annual report:

Well name	Pad number (1)	Landing zone	Lateral length (mts)	Total completion stages
2013	BPO-1	Organic	2,483	33
2014	BPO-1	La Cocina	2,633	35
2015	BPO-1	Organic	2,558	34
2016	BPO-1	La Cocina	2,483	34
2029	BPO-2	Organic	2,189	37
2030	BPO-2	La Cocina	2,248	38
2032	BPO-2	Organic	2,047	35
2033	BPO-2	La Cocina	1,984	33
2061	BPO-3	La Cocina	2,723	46
2062	BPO-3	Organic	2,624	44
2063	BPO-3	La Cocina	3,025	51
2064	BPO-3	Organic	1,427	36
2025	BPO-4	Lower Carbonate	2,186	26

Well name	Pad number (1)	Landing zone	Lateral length (mts)	Total completion stages
2026	BPO-4	La Cocina	2,177	44
2027	BPO-4	Lower Carbonate	2,551	31
2028	BPO-4	La Cocina	2,554	51
2501	BPO-5	La Cocina	2,538	52
2502	BPO-5	Organic	2,436	50
2503	BPO-5	La Cocina	2,468	50
2504	BPO-5	Organic	2,332	44
2391	BPO-6	La Cocina	2,715	56
2392	BPO-6	Organic	2,804	54
2393	BPO-6	La Cocina	2,732	56
2394	BPO-6	Organic	2,739	57
2261	BPO-7	La Cocina	2,710	46
2262	BPO-7	Organic	2,581	45
2263	BPO-7	La Cocina	2,609	45
2264	BPO-7	Organic	2,604	46
2211	BPO-8	Organic	2,596	53
2212	BPO-8	La Cocina	2,576	53
2213	BPO-8	Organic	2,608	54
2214	BPO-8	La Cocina	2,662	54
2351(2)	BPO-9	La Cocina	3,115	63
2352(2)	BPO-9	Organic	3,218	62
2353(2)	BPO-9	La Cocina	3,171	61
2354(2)	BPO-9	Organic	2,808	56
2441(2)	BPO-10	La Cocina	3,094	63
2442(2)	BPO-10	Organic	2,883	50
2443(2)	BPO-10	La Cocina	2,816	57
2444(2)	BPO-10	Organic	2,625	45
2081(2)	BPO-11	La Cocina	2,785	49
2082(2)	BPO-11	Organic	2,662	41
2083(2)	BPO-11	La Cocina	2,365	37
2084(2)	BPO-11	Organic	2,378	35
2311(2)	BPO-12	La Cocina	3,104	54
2312(2)	BPO-12	Organic	3,161	55
2313(2)	BPO-12	La Cocina	3,259	55
2481(2)	BPO-13	La Cocina	2,950	61
2482(2)	BPO-13	Organic	2,826	57
2483(2)	BPO-13	La Cocina	2,738	56
2484(2)	BPO-13	Organic	2,576	52
2601(2)	BPO-14	La Cocina	2,935	38
2602(2)	BPO-14	Organic	2,968	51
2603(2)	BPO-14	La Cocina	2,878	49
2604(2)	BPO-14	Organic	2,508	43
2411(2)	BPO-15	La Cocina	2,319	39
2412(2)	BPO-15	Organic	3,181	54
2413(2)	BPO-15	La Cocina	3,199	53
2414(2)	BPO-15	Organic	3,192	55
2415(2)	BPO-15	La Cocina	3,190	53
2341(3)	BPO-16	La Cocina	3,128	54
2342(3)	BPO-16	Organic	3,101	54
2343(3)	BPO-16	La Cocina	1,969	34
2344(3)	BPO-16	Organic	3,101	54
2321(3)	BPO-17	La Cocina	2,722	47
2322(3)	BPO-17	Organic	2,813	49
2323(3)	BPO-17	La Cocina	2,490	43
2324(3)	BPO-17	Organic	2,526	44
2007	BPO-18	La Cocina	2,026	35
2008	BPO-18	Organic	1,893	33
2009	BPO-18	La Cocina	1,968	34
2010	BPO-18	Organic	2,066	36

Well name	Pad number (1)	Landing zone	Lateral length (mts)	Total completion stages
2681(3)	BPO-19	La Cocina	3,012	52
2682(3)	BPO-19	Organic	2,986	52
2683(3)	BPO-19	La Cocina	2,780	48
2684(3)	BPO-19	Organic	2,756	48
2942	BPO-20	La Cocina	2,490	43
2943	BPO-20	Organic	2,698	47
2944	BPO-20	La Cocina	2,664	46
2251	BPO-21	La Cocina	2,931	51
2252	BPO-21	Organic	2,920	51
2253	BPO-21	La Cocina	2,884	51
2254	BPO-21	Organic	2,889	51

(1)	BPO-11 formerly pad #12, BPO-12 formerly pad #13, BPO-13 formerly pad #14.
(2)	Well included in Joint Venture with Trafigura as described below. Vista has 80% working interest on these wells.
(3)	Well included in Joint Venture with Trafigura as described below. Vista has 75% working interest on these wells.

We believe the productivity of our new wells demonstrates the quality of our Vaca Muerta acreage. As of the date of this report, the Vista average well after 720 days of production (represented by the average of our pads BPO-1 to BPO-10) was performing 6% above our Bajada del Palo Oeste type curve.

The 90-day performance of our first 69 wells compares favorably against the horizontal oil wells drilled in the Permian and Vaca Muerta and tied-in between 2012 and 2022, as shown in the charts below:

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

As of the date of this annual report, seven pads for a total of 28 wells have been tied-in under the terms of this agreement, after Trafigura exercised the option in item (c) above.

On October 11, 2022, we established an un-incorporated joint venture and entered into an investment agreement with Trafigura, for the joint development of three pads in Bajada del Palo Oeste. Under the terms of such agreement, effective as of October 1, 2022:

(a)

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

As of the date of this annual report, three pads for a total of 12 wells have been tied-in yet under the terms of this agreement.

Bajada del Palo Este

We are the operator and holder of 100% of the exploitation concession granted for the Bajada del Palo Este block in the Neuquina Basin located in the Province of Neuquén. This block has proved reserves of 40.1 MMboe as of December 31, 2023, and production of 4.8 Mboe/d (91% oil) for the year ended December 31, 2023. A 35-year term unconventional exploitation concession was granted on December 21, 2019 and expires on December 19, 2053.

The unconventional exploitation concession includes a commitment to perform an initial pilot plan, during which Vista must (i) drill five new horizontal wells, and (ii) construct surface facilities, for a total investment of approximately US$51.9 million. As of December 31, 2023, we drilled, completed and tied-in the four wells of such pilot.

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

As of December 31, 2023, we had tied-in our first ten shale wells on the block. The block had proved reserves of 39.3 MMboe as of December 31, 2023, and production of 5.2 Mboe/d (88% oil) for the year ended December 31, 2023. We estimate that there are up to 150 new well locations to be drilled in this block. The concession expires on December 20, 2050. As of the date of this annual report, we have no pending commitments in this block.

Águila Mora

We are the operator and holder of a 90% participation interest in the unincorporated joint venture with G&P (which owns the remaining 10% participation interest) for the unconventional exploitation concession over the Águila Mora block in the Neuquina Basin located in the Province of Neuquén, which covers approximately 23,475 gross acres. The block had proved reserves of 1.3 MMboe as of December 31, 2023, and production of 1.3 Mboe/d (89% oil) for the year ended December 31, 2023. We estimate there are up to 100 new well locations to be drilled in this block.

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

The abovementioned unconventional exploitation concession includes the commitment to perform an initial pilot, during which Vista must (i) return to production three wells previously drilled and completed by the former operator, (ii) drill two new horizontal wells, and (iii) build surface facilities, for a total investment of approximately US$32.8 million. As of the date of this annual report, we have no pending commitments. The concession expires on November 28, 2055.

Bandurria Norte

On September 16, 2021, we acquired a 50% non-operated working interest in the Bandurria Norte from ConocoPhillips Petroleum Holdings B.V. On January 17, 2022, we acquired an additional 50% working interest from Wintershall DEA Argentina S.A. and therefore, as of such date, we became the operator and sole concession holder of the block. Bandurria Norte is an unconventional exploitation concession in the Neuquina Basin located in the Province of Neuquén, which covers approximately 26,404 gross acres. The block had no proved reserves as of December 31, 2023, nor production for the year ended December 31, 2023. Since 2017, a total of four horizontal wells have been drilled in this concession, all of which proved hydrocarbon production, prior to being shut-in in 2019. We estimate there are up to 150 new well locations to be drilled in this block. The concession expires in 2050. As of the date of this annual report, we have no pending commitments in this block.

Coirón Amargo Norte

We are the operator and holder of an 84.6% working interest in the unincorporated joint venture for the exploitation concession for Coirón Amargo Norte in the Neuquina Basin located in the Province of Neuquén, which covers approximately 26,598 gross acres. This block has proved reserves of 0.3 MMboe as of December 31, 2023, and a production of 0.2 Mboe/d (96% oil) for the year ended December 31, 2023. The concession expires on February 22, 2037. There are no pending capital commitments.

Based on the solid productivity results of our pilot in Bajada del Palo Este, we have added 50 new well locations to the drilling inventory in Coirón Amargo Norte.

Acambuco

We hold a 1.5% working interest in the unincorporated joint venture for the exploitation concession for Acambuco in the Noroeste Basin located in the Province of Salta, which covers approximately 293,747 gross acres. The operator of this assessment block is Pan American Energy which holds a 52% interest. The remaining interests are held by YPF, which holds 22.5% interest, Shell Argentina, which holds 22.5%, and Northwest Argentina, which holds the remaining 1.5% interest. This block has proved net reserves of 0.6 MMboe as of December 31, 2023, and a net production of 0.2 Mboe/d (11% oil) for the year ended December 31, 2023. San Pedrito Exploitation lot under the Acambuco concession expires in 2036 and Macueta Exploitation lot, also under the Acambuco concession, expires in 2040. There are no pending capital commitments.

CAT Exploitation Concessions

As a result of the Conventional Assets Transaction, effective March 1, 2023, Aconcagua became the operator of the following concessions in the Neuquina basin, in Argentina: Entre Lomas Neuquén, located in the Province of Neuquén, and Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito SE, each located in the Province of Río Negro. Vista remains the concession title holder until no later than the final closing date on February 28, 2027, when the CAT Exploitation Concessions will be transferred to Aconcagua, subject to provincial approvals. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

As of the date of this annual report, the Company had the following commitments pending of execution (i) in Entre Lomas Río Negro to drill and complete two development wells for an estimated cost of US$4.4 million; (ii) in Entre Lomas Río Negro to make capital investments in five well workovers and and abandon two wells for an estimated cost of US$3.0 million; and (iii) in 25 de Mayo—Medanito S.E. and Jagüel de los Machos to make capital investments in six well workovers and andabandon 19 wells for an estimated cost of US$7.6 million. As per the Conventional Assets Transaction agreement, Aconcagua shall assume all past investment commitments, as well as costs, taxes and royalties related to the CAT Exploitation Concessions.

Vista retains the right to explore and develop the Vaca Muerta formation in the CAT Exploitation Concessions and seek to obtain one or more independent and separate unconventional concessions to develop such resources.

Mexico

CS-01 Block

We hold a 100% interest in the license agreement entered into with CNH for block CS-01, which we operate. The block covers approximately 14,332 gross acres and is located in the state of Tabasco. During 2023, we relinquished a part of the area as strategy to reduce payments to the CNH. As of December 31, 2023, the block had proved reserves of 10.1 MMboe, and a production of 0.7 Mboe/d (94% oil). This license agreement will terminate in 2047. As of the date of this annual report, we have no pending investment commitments.

Oil and Natural Gas Reserves

Reserves

The information included in this annual report regarding proved reserves is derived from estimates of the proved reserves as of December 31, 2023, from the 2023 Reserves Report. The 2023 Reserves Report is included as Exhibit 99.1 to this annual report.

D&M is an independent reserves engineering consultant. The 2023 Reserves Report prepared by D&M is based on information provided by us and present an appraisal as of December 31, 2023, of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, Coirón Amargo Norte, Acambuco, Jagüel de los Machos, 25 de Mayo-Medanito, Aguada Federal, Aguila Mora and Bandurria Norte blocks in Argentina and of our oil and gas reserves located in the CS-01 block in Mexico.

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

The Company considers that its remaining estimated volumes of oil and gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, crude oil prices used in determining proved reserves were the average price during the 12 months prior to the end date of December 31, 2023, and 2022, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no natural gas prices available in the benchmark market in Argentina, we used the average gas prices for the previous year to determine gas reserves. In addition, for certain gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through Gas Plan IV. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.

The following table sets forth summary information about the oil and natural gas net proved developed and undeveloped reserves of the assets we own in Argentina and Mexico as of December 31, 2023. The proved developed and undeveloped reserves estimates included below were calculated at their respective working interest percentages.

	Crude oil, condensate and NGL(1) (MMbbl)	Consumption plus natural gas sales(2) (MMboe)	Consumption plus natural gas sales(2) (Bcf)	Total proved reserves (MMboe)	% Oil
Net Proved developed:	72.7	16.0	90.0	88.7	82%
Argentina	71.0	15.2	85.5	86.2	82%
Mexico	1.8	0.8	4.5	2.6	69%
Net Proved undeveloped:	196.8	32.9	184.7	229.7	86%
Argentina	191.3	30.9	173.3	222.2	86%
Mexico	5.5	2.0	11.4	7.5	73%
Total Net Proved	269.6	48.9	274.6	318.5	85%
Argentina	262.3	46.1	258.8	308.4	85%
Mexico	7.3	2.8	15.9	10.1	72%

Total figures may not add up due to rounding.

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2023, respectively.

(2)	Natural gas consumption represented 11% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2022, and 9% as of December 31, 2023.

As of December 31, 2023, the oil and gas proved reserves of the assets we own (developed and undeveloped) totaled 318.5 MMboe (269.6 MMbbl of oil, condensate and NGL and 274.6 Bncf, or 48.9 MMboe of gas). Proved undeveloped reserves of crude oil, condensate and NGL represented 62% of our total proved reserves.

	Total Proved Developed				Total Proved Undeveloped				Total Proved
	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved developed reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved undeveloped reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved reserves
	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)
Argentina:
Bajada del Palo Oeste	56.4	10.6	59.4	67.0	131.5	23.3	130.7	154.8	188.0	33.9	190.1	221.8
Bajada del Palo Este	4.9	1.0	5.6	5.9	31.7	2.5	13.9	34.2	36.7	3.5	19.5	40.1
Charco del Palenque	0.1	0.1	0.5	0.2	0.0	0.0	0.0	0.0	0.1	0.1	0.5	0.2
Coirón Amargo Norte	0.2	0.0	0.2	0.3	0.0	0.0	0.0	0.0	0.2	0.0	0.2	0.3
Entre Lomas Rio Negro	0.8	1.4	7.7	2.2	0.1	0.2	0.9	0.2	0.9	1.5	8.6	2.4
Entre Lomas Neuquén	0.3	0.2	1.4	0.5	0.0	0.0	0.0	0.0	0.3	0.2	1.4	0.5
Jagüel de los Machos	0.5	0.3	1.7	0.8	0.0	0.0	0.1	0.0	0.5	0.3	1.8	0.8
Jarilla Quemada	0.0	0.1	0.6	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.6	0.1
25 de Mayo–Medanito	0.8	0.2	0.8	0.9	0.0	0.0	0.1	0.0	0.8	0.2	0.9	1.0
Acambuco	0.1	0.5	3.0	0.6	0.0	0.0	0.0	0.0	0.1	0.5	3.0	0.6
Aguada Federal	5.8	0.7	3.7	6.4	28.0	4.9	27.7	32.9	33.7	5.6	31.4	39.3
Aguila Mora	1.1	0.2	0.9	1.3	0.0	0.0	0.0	0.0	1.1	0.2	0.9	1.3
Bandurria Norte	—	—	—	—	—	—	—	—	—	—	—	—
Argentina Subtotal	71.0	15.2	85.5	86.2	191.3	30.9	173.3	222.2	262.3	46.1	258.8	308.4

Mexico:
CS-01	1.8	0.8	4.4	2.6	5.5	2.0	11.4	7.5	7.3	2.8	15.8	10.1
Mexico Subtotal	1.8	0.8	4.4	2.6	5.5	2.0	11.4	7.5	7.3	2.8	15.8	10.1

Total	72.7	16.0	90.0	88.7	196.8	32.9	184.7	229.7	269.6	48.9	274.6	318.5

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2023.

(2)	Natural gas consumption represented 11% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2022, and 9% as of December 31, 2023.

Changes in our proved undeveloped reserves during 2023

As of December 31, 2023, we had an estimated volume of proved undeveloped reserves of 229.7 million barrels of oil equivalent (MMboe). This compares to an estimate of proved undeveloped reserves of 165.4 MMboe as of December 31, 2022. The total increase of 64.3 MMboe (+57.3 MMbbl of crude oil, condensate and NGL and +39.1 Bcf of natural gas) in proved undeveloped reserves in 2023 is attributable to:

Argentina:

•

An increase of 84.9 MMboe (+74.85 MMbbl of crude oil, condensate and NGL and +56.47 Bcf of natural gas) due to extensions and discoveries, mainly related to the drilling activity targeting the Vaca Muerta formation: (a) the drilling of 15 wells (4 pads) in the Aguada Federal concession (+9.09 MMbbl of crude oil, condensate and NGL and +9.09 Bcf of natural gas); (b) the drilling of 24 wells (11 pads) in the Bajada del Palo Este concession (+28.91 MMbbl of crude oil, condensate and NGL and +12.05 Bcf of natural gas) and (c) the drilling of 33 wells (9 pads) in the Bajada del Palo Oeste concession (+36.85 MMbbl of crude oil, condensate and NGL and +35.33 Bcf of natural gas);

•

A decrease of 18.02 MMboe (-15.00 MMbbl of crude oil, condensate and NGL and -16.95 Bcf of natural gas) due to the conversion of proved undeveloped reserves to proved developed reserves as a result of: (a) the drilling success in Vaca Muerta formation of 8 wells (2 pads) in Bajada del Palo Oeste (-7.84 MMbbl of crude oil, condensate and NGL and -7.90 Bcf of natural gas); (b) the conversion of 8 wells (2 pads) Bajada del Palo Oeste (Farmout Agreement II) (-6.94 MMbbl of crude oil, condensate and NGL and -6.99 Bcf of natural gas); and (c) the drilling of one well in Entre Lomas Río Negro (-0.22 MMbbl of crude oil, condensate and NGL and -2.06 Bcf of natural gas);

•

A decrease of 6.14 MMboe (-5.09 MMbbl of crude oil, condensate and NGL and -5.88 Bcf of natural gas) due to revisions to previous estimates related to: (a) an adjustment in Aguada Federal due to the latest well results (-5.82 MMbbl of crude oil, condensate and NGL and -6.58 Bcf of natural gas); and (b) other effects, including the positive revision of proved reserves associated with the extension of the economic life of proved developed reserves in Bajada del Palo Oeste (+0.73 MMbbl of crude oil, condensate and NGL and +0.70 Bcf of natural gas); and

•

A decrease of 0.2 MMbbl of crude oil, condensate and NGL related to the Conventional Assets Transaction. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Mexico:

•	An increase 0.5 MMbbl of crude oil, condensate and NGL due to the latest drilling and discovery campaigns in Amate and Encajonado formations;

•

An increase of 4.24 MMboe (+3.1 MMbbl of crude oil, condensate and NGL and +6.4 Bcf of natural gas) related to the revision of government cash-paid royalties for reserves and production volumes that were discounted in previous periods;

•

An increase of 1.02 MMboe (+0.9 MMbbl of crude oil, condensate and NGL and +0.7 Bcf of natural gas) due to the extension of acreage from the drilling campaign in the same blocks with Vernet-1053 and 1054 wells; and

•

A decrease of 1.95 MMboe (-1.65 MMbbl of crude oil, condensate and NGL and -1.67 Bcf of natural gas) from the conversion of proved undeveloped reserves to proved developed reserves generated by the successful drilling campaign of Vernet-1001, 1002, 1004, 1005, and 1006.

During 2023, we invested US$200.9 million (corresponding to the drilling, completion and tie-in activities of 16 new shale wells) to convert proved undeveloped reserves to proved developed reserves. During 2022, we invested US$92.4 million (corresponding to the drilling, completion and tie-in activities of nine new shale wells and two new conventional wells) to convert proved undeveloped reserves to proved developed reserves.

We plan to put 100% of our reported 2023 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

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

Independent Reserves Engineer Consultants

The 2023 reserves estimates of the assets we own in Argentina and Mexico were certified by D&M, a global oil and gas consultancy that has been offering technical, commercial, and strategic advice to the oil and gas industry since 1936. Vista asked D&M to prepare the 2023 Reserves Report which was issued on February 7, 2024, covering reserves as of December 31, 2023, of the assets we own in Argentina and Mexico. For the year ended December 31, 2023, the technical person within the third-party engineering firm overseeing the preparation of the reserves estimates presented in our filing for Argentina and Mexico was Mr. Federico Dordoni. For disclosure describing the qualifications of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.

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

Our estimated proved reserves as of December 31, 2023 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well controls. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Acreage

As of December 31, 2023, our total developed and undeveloped operated acreage in Argentina and Mexico, both gross and net, was as follows. The table includes the total acreage by us and our subsidiaries, joint operations and associates.

	Total Acreage		Total Developed Acreage		Total Undeveloped Acreage
	Gross	Net	Gross	Net	Gross	Net
Argentina	212,029	205,591	30,270	28,077	181,760	177,514
Mexico	14,332	14,332	13,591	13,591	741	741

Figures are approximate amounts.

As of December 31, 2023, we held a non-operated participation of 1.5% in Acambuco, which had 293,747 gross acres, of which 18,311 acres are developed and 275,436 acres are undeveloped. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. As of December 31, 2023, these assets had a combined gross acreage of 359,200, of which 70,178 acres are developed and 289,022 acres are undeveloped. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Productive Wells

As of December 31, 2023, we owned and operated 268 gross productive wells, 258 net productive wells and three injector wells. As of December 31, 2023, our total gross and net operated productive wells in Argentina and Mexico were as follows. The table includes the total gross and net operated productive wells by us and our subsidiaries. We did not drill any exploratory wells during 2023.

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	228	218	31	31	259	249
Mexico	9	9	0	0	9	9

Figures are approximate amounts.

We hold a non-operated participation of 1.5% in Acambuco, as of December 31, 2023, Acambuco had a total of five productive wells (representing five gross wells and zero net wells for the Company). As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. As of December 31, 2023, these assets had a total of 674 gross productive wells. See “Item 4—Information on the Company— Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Present Activities

The following table shows the number of wells in Argentina and Mexico, operated by Vista, that are in the process of being drilled or were in active completion stages, and the number of wells suspended or waiting on completion as of December 31, 2023. For more information on our present activities, see “Item 4—Information on the Company—History and Development of the Company—Oil and Natural Gas Reserves Production—Drilling Activities.”

	Wells in process of being drilled or in active completion in Argentina	Wells in process of being drilled or in active completion in Mexico
Oil wells
Gross	17	0
Net	17	0
Gas wells	0	0
Gross	0	0
Net	0	0

We hold a non-operated participation of 1.5% in Acambuco. As of December 31, 2023, Acambuco had a total of zero wells in process of being drilled or in active completion. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. As of December 31, 2023, these assets had a total of two gross gas wells in process of being drilled or in active completion. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Production

The following tables set forth information on our oil and natural gas production volumes in Argentina and Mexico for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

Block					Production for the year ended December 31, 2023		Production for the year ended December 31, 2022
	Working interest		Operator		Crude Oil(1) (in thousands barrels)	Natural gas sales(2) (in millions of cubic feet)	Crude Oil(1) (in thousands barrels)	Natural gas sales(2) (in millions of cubic feet)
Neuquina Basin
Bajada del Palo Oeste	100%		Vista		10,501.18	10,293.94	9,631.42	10,215.23
Entre Lomas Río Negro	—	(7)	Aconcagua	(7)	500.42	1,065.73	990.52	1,483.85
Jagüel de los Machos	—	(7)	Aconcagua	(7)	352.14	594.19	811.20	1,407.85
25 de Mayo-Medanito	—	(7)	Aconcagua	(7)	373.90	166.53	829.10	414.39
Entre Lomas Neuquén	—	(7)	Aconcagua	(7)	170.82	200.85	374.04	1,035.63
Bajada del Palo Este	—	(7)	Vista		1,623.49	813.83	928.21	812.97
Coirón Amargo Norte	86.4%		Vista		60.57	14.55	77.10	15.73
Jarilla Quemada(3)	—	(7)	Aconcagua	(7)	43.65	150.08	78.45	123.56
Coirón Amargo Sur Oeste	—	(4)	Shell		—	—	—	—

Block					Production for the year ended December 31, 2023		Production for the year ended December 31, 2022
	Working interest		Operator		Crude Oil(1) (in thousands barrels)	Natural gas sales(2) (in millions of cubic feet)	Crude Oil(1) (in thousands barrels)	Natural gas sales(2) (in millions of cubic feet)
Águila Mora	90%		Vista		428.01	287.27	—	—
Charco del Palenque(3)	—	(7)	Aconcagua	(7)	—	—	—	—
Aguada Federal	100	%(5)	Vista		1,673.56	1,233.63	899.48	662.04
Bandurria Norte	100	%(5)	Vista		—	—	—	—
Golfo San Jorge Basin
Sur Río Deseado Este	—	(6)	Alianza Petrolera		—	—	—	—
Noroeste Basin
Acambuco	1.5%		Pan American Energy		6.41	304.00	5.94	258.91
Mexico
CS-01	100	%(8)	Vista		227.40	77.03	167.19	31.39
A-10	—	(8)	Pantera		—	—	—	—
TM-01	—	(8)	Jaguar		—	—	—	—

1)	Oil production is comprised of production of crude oil, condensate, natural gasoline, and NGLs.
2)	Natural gas production excludes natural gas consumption.
3)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
4)	Fully divested 10% working interest to Shell. The effective date of the transaction is April 1, 2021.
5)

Acquired 50% working interest in Aguada Federal and Bandurria Norte concessions on September 16, 2021. Acquired an additional 50% working interest in Aguada Federal and Bandurria Norte concessions on January 17, 2022.

6)	The 25-year term of the SRDE exploitation concession, with 16.9% working interest, expired on March 21, 2021, and Vista decided not to request the 10-year extension filed by the operator.
7)

Assets transferred to Aconcagua, effective on March 1, 2023. After such date, Aconcagua remains the operator of the transferred assets and Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production and reserves, of the transferred assets.

8)

In August 2021, we announced an asset transfer whereby, through one of our subsidiaries, we (i) increased our interest in operated block CS-01 to 100%, and (ii) divested our entire interest in blocks TM-01 and A-10 in favor of Jaguar and Pantera, respectively.

Block	Production for the year ended December 31, 2021
	Crude oil(1) (in thousands of barrels)	Natural gas(2) (in millions of cubic feet)
Neuquina Basin
Bajada del Palo Oeste	7,609.03	9,749.30
Entre Lomas Río Negro	852.00	1,842.81
Jagüel de los Machos	857.14	1,570.18
25 de Mayo-Medanito	879.57	440.04
Entre Lomas Neuquén	401.05	994.69
Bajada del Palo Este	152.46	896.68
Coirón Amargo Norte	95.22	6.25
Jarilla Quemada(3)	88.85	423.64
Coirón Amargo Sur Oeste	6.02	2.82
Águila Mora	—	—
Charco del Palenque(3)	—	—
Aguada Federal	35.96	23.43
Bandurria Norte	—	—
Golfo San Jorge Basin
Sur Río Deseado Este	—	—
Noroeste Basin
Acambuco	6.77	281.35
Mexico
CS-01	94.59	14.73
A-10	—	171.25
TM-01	2.53	—

1)	Oil production is comprised of production of crude oil, condensate, natural gasoline, and NGLs.
2)	Natural gas production excludes natural gas consumption.
3)	Consolidates information of both Jarilla Quemada and Charco del Palenque.

As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Drilling Activities

As of the date of this annual report, all of our drilling activities are concentrated in Argentina and Mexico.

During the year ended December 31, 2023, as operators, we drilled and completed 31 net wells in Argentina and six net wells in Mexico and performed one workovers. All of these drilled and completed net wells targeted oil-weighted formations and no net wells targeted gas formations. We invested US$734.3 million, of which US$501.9 million correspond to drilling and completion activity in Vaca Muerta, where we completed 31 new net wells during the year. Capital expenditures in development facilities were US$168.7 million and capital expenditures in geological and geophysical studies, IT and other projects totaled US$63.7 million.

During the year ended December 31, 2022, as operators, we drilled and completed 26 net wells and performed five workovers. Among the drilled and completed wells, 24 new net wells targeted oil-weighted formations, whereas 2 net wells targeted gas formations. We invested US$540.0 million, of which US$361.6 million correspond to our Vaca Muerta development, where we completed 26 new net wells during the year. Capital expenditures in conventional drilling and workover activities were US$12.5 million and capital expenditures in associated facilities and others totaled US$165.9 million.

During the year ended December 31, 2021, as operators, we drilled and completed 25 net wells and performed four workovers. Among the drilled and completed wells, 21 net new wells targeted oil-weighted formations, whereas three net wells targeted gas formations and one net exploratory well. We invested US$324.1 million, of which US$220.0 million correspond to the drilling and completion activities in our Vaca Muerta development in Bajada del Palo Oeste, where we completed our 4-well pads BPO-6, BPO-7 and drilled and completed pads BPO-8, BPO-9 and BPO-10. Capital expenditures in conventional drilling and workover activities were US$26.9 million and capital expenditures in associated facilities and others totaled US$77.2 million.

The tables below set forth the number of net wells drilled by us as operators in each of the last three years, by type (development or exploratory) and productivity (productive or dry).

Argentina

For the Year Ended December 31,	Oil development net well – productive	Gas development net well – productive	Oil development net well – dry	Gas development net well – dry	Exploratory net well – productive	Exploratory net well – dry
2021	21	3	0	0	0	0
2022	24	2	0	0	0	0
2023	35	0	0	0	0	0

Mexico

For the Year Ended December 31,	Oil development net well – productive	Gas development net well – productive	Oil development net well – dry	Gas development net well – dry	Exploratory net well – productive	Exploratory net well – dry
2021	0	0	0	0	1	0
2022	0	0	0	0	0	0
2023	0	0	0	0	6	0

We hold a non-operated participation of 1.5% in Acambuco. During the year ended December 31, 2023, we did not participate in any drilling activities in Acambuco. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. During the year ended December 31, 2023, four gross wells were drilled in these assets. See “Item 4—Information on the Company— Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta.”

Delivery Commitments

We are committed to providing fixed and determinable quantities of crude oil, natural gas and NGL in the near future under a variety of contractual arrangements, some of them under firm arrangements and others on a spot basis.

As of December 31, 2023, our oil production was not subject to delivery commitments.

For natural gas, in April 2023 we signed annual commitments, for the period May 2023 to April 2024, which added to the commitments already assumed with the Plan Gas.Ar until 2028 representing approximately 85% of our marketable total production, with seasonal pricing arrangements. The remainder is sold to the spot market. The annual commitments for the period May 2024 to April 2025 are expected to be signed by the end of April 2024.

For LPG, we are committed to deliver a specific quota of propane under an agreement with the SdE that represents approximately 17% or our annual production to guarantee local demand of residential grids, whereas the remaining production is freely marketed. Regarding Butane we deliver under a National Decree approximately 71% of our annual production to guarantee local LPG cylinders demand for residential consumers.

One Team Contracts

We have implemented a contracting approach (“One Team Contracts”) which aims to align the commercial interests of Vista and key contractors through performance payments. Operationally, we aim to integrate our operating team with our service providers’ team by sharing common objectives and goals and by using same key performance indicators, which provide economic incentives to the personnel of all companies working under the One Team Contracts. The One Team Contracts program covers the most important suppliers to our shale oil development: (i) One Team Drilling, which involves SLB and Nabors drilling, and (ii) One Team Completion, which involves SLB and Brent Energía y Servicios.

Transportation and Treatment

In our operated blocks in Argentina, we treat and transport our oil, gas and water production in existing transportation treatment facilities that have sufficient capacity to process and deliver our current hydrocarbon production. As of the date of this annual report, these existing treatment facilities are comprised of several oil and gas pipelines, eight batteries distributed throughout the blocks, one oil treatment plant, two water treatment plants and four compression stations.

All multiphase production from Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal and Coirón Amargo Norte is collected in primary separation batteries. Oil is pumped through pipeline to the Entre Lomas treatment plant to reach sales specifications (70,000 bbl/d capacity). Water is treated at, and pumped to disposal wells from, the Bajada del Palo water treatment plant (PIAS Borde Montuoso; capacity 19,000 bpd) and the Entre Lomas water treatment plant (capacity 80,000 boe/d). Gas production from Bajada del Palo Oeste and shale production of Bajada del Palo Este is compressed and dehydrated in two compressor stations to be injected to TGS Vaca Muerta system at Tratayen for further treatment. Sales Gas is injected to the TGS or TGN systems. Gas production from Aguada Federal is boosted and sent to a low-pressure gathering system in a neighboring block. Gas is treated and compressed into TGS sales pipelines. Gas from Coiron Amargo Norte is dehydrated and injected into the TGN Centro Oeste system. Conventional Gas from Bajada del Palo Este production is injected to Entre Lomas gas treatment plant (45 MMscf/d capacity), which injects spec gas into TGS system. Aguila Mora production is separated in the block. Gas is compressed, dehydrated and injected into a gas pipeline on a neighboring block, which injects to the TGS Vaca Muerta system. Oil and water are trucked to a tank battery at Bajada del Palo Oeste, where fluids are incorporated into the Bajada del Palo Oeste systems described above.

As a result of the Conventional Assets Transaction with Aconcagua, the gas complex in Entre Lomas Central Production Facility is now operated by Aconcagua.Vista Argentina and Aconcagua have signed two agreements, whereby (i) Aconcagua will treat and dispatch the natural gas corresponding to Vista Argentina injected at the Entre Lomas Central Production Facility, and (ii) Vista Argentina will treat and transport the crude oil and water corresponding to Aconcagua arising from Agua Amarga and Entre Lomas.

Midstream

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

As of the date of this report, we held approximately 50 Mbbl/d of oil pipeline transportation capacity, which includes our existing capacity in the Oldelval system and access to Chile through the OTASA/OTC pipeline to Chile. We also have approximately 11 Mbbl/d of oil transportation capacity through trucking. We are currenty working on an expansion of our loading bays at our oil treatment plant to add to this capacity.

Additionally, we have acquired capacity in three expansion projects, as shown below:

•

On December 21, 2022, the Company, through its subsidiary Vista Argentina, was awarded crude oil transportation capacity of 31.5 Mbbl/d under the project to expand the current line from Allen to Puerto Rosales implemented by Oldelval (transportation concession holder) for 315 Mbbl/d. Thus, the Company undertook to make an upfront payment of US$118.0 million between 2023 and 2025, to be recovered from the monthly service fee.

•

On January 27, 2023, the Company, through its subsidiary Vista Argentina, was awarded a storage and dispatch capacity of 225 Mbbl and 37.4 Mbbl/d, respectively, under the program to extend Puerto Rosales marine terminal and pumping station, in which Oiltanking Ebytem S.A. bid for a storage and dispatch capacity of 1,887 Mbbl and 315 Mbbl/d, respectively. Thus, the Company undertook to make an upfront payment of US$28.4 million between 2023 and 2025, to be recovered from the monthly service fee as from of the beginning of the program.

•

On May 16, 2023, through its subsidiary Vista Argentina, the Company entered into an agreement with YPF S.A., Equinor Argentina B.V. Sucursal Argentina (“Equinor”) and Shell Argentina S.A. (“Shell”), whereby Vista was assigned an 8% interest on the Vaca Muerta Norte pipeline, equivalent to a crude oil transportation capacity of 12.5 Mbbl/d.

For more detail on the midstream infrastructure network in Argentina, see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Frameworks in Argentina—Oil Midstream and Downstream.”

Overview of exploitation concessions in Argentina

For an overview of the framework governing oil and gas exploitation concessions in Argentina, see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Frameworks in Argentina.”

Customers and Marketing

Oil Markets

In Argentina, our crude oil production was sold to domestic refineries and exported during 2023, 2022 and 2021. During 2023, we exported 52% of our oil sales volumes, compared to 44% in 2022 and 28% in 2021. During the past three years, our main domestic customers were Raizen and Trafigura. Approximately 99% of our oil is produced in the Neuquina Basin and is referred to Medanito crude oil, a high-quality oil generally in demanded by Argentine refiners for subsequent distribution in the domestic market. Production from our Neuquina Basin properties is transported to Puerto Rosales, a major industrial port in the southern region of the Province of Buenos Aires through the Oldelval pipeline system, then goes to either the domestic refining market, which consists of five active refiners, or to international customers through maritime transportation. Additionally, as of May 2023, we initated oil exports to Chile through the OTASA/OTC oil pipeline. Even though we prioritize long-term relationships with domestic customers, we have developed relationships with international customers in order to establish a diversified portfolio for our expected production increase in the upcoming years.

In Mexico, 100% of our crude oil production is sold to Pemex. See “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview.”

Natural Gas Markets and NGL

In Argentina, we have established a diversified portfolio of customers for natural gas. Our primary customers in 2023 were industrial customers, representing 45% of our total natural gas sales volumes for such period, whereas in 2022 our primary customers were industrial customers, representing 32% of our total natural gas sales volumes for such period. Argentina has a highly developed natural gas market and a sophisticated infrastructure in place to deliver natural gas to export markets or to industrial and residential customers in the domestic market. However, natural gas markets in Argentina are regulated by the Argentine government. Even though the Argentine government sets the price at which natural gas producers sell volumes to residential customers, volumes that are sold to industrial and other customers are not regulated and pricing varies with seasonal factors and industry category. We generally sell our natural gas to Argentine customers pursuant to short-term contracts and in the spot market. The Neuquina Basin is served by a substantial gas pipeline network that delivers gas to the Buenos Aires metropolitan and surrounding areas, and the industrial regions of Bahía Blanca and Rosario. Natural gas produced in our Neuquina Basin properties is readily marketed due to accessibility to such infrastructure. Our properties are well situated in the Basin with four major pipelines in close proximity. In Mexico, all the natural gas production is sold to Pemex.

In relation to the Gas.Ar Plan, on December 22, 2022, through Resolution No. 860/2022 of the SdE, Vista Argentina was awarded a base volume of 0.86 MMcm/d at an annual average price of 3.29 USD/MMBtu, applicable until December 31, 2024. On April 19, 2023, through Resolution No. 265/2023 of the SdE, the base volume awarded to Vista Argentina was increased to 1.14 MMcm/d, maintaining the annual average price of 3.29 USD/MMBtu, applicable for a four-year period as from January 1, 2025. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Gas Market—Gas Plan 2020-2024 (Gas.Ar Plan).”

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

Intellectual Property

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of December 31, 2023, we had all our trademarks duly registered with the regulatory authorities, noting as well that patent applications is not part of our usual business.

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

As with other companies, our information technology systems may be vulnerable to damage or interruption from cyber-attacks and other security breaches. We follow the Cybersecurity Framework developed by U.S. Department of Commerce’s National Institute of Standards and Technology (“NIST”). We assess the maturity level tested against the latest cybersecurity trends and disclosure research with our partner KPMG. Our framework follows NIST’s five core functions to help us identify cybersecurity compliance gaps and requirements. During 2023, we reached a 3.65 NIST maturity level, above our target of 3.50. We utilize Google Cloud Platform (“GCP”) as a repository of all the structured and real time data in line with our business intelligence and advance analytics strategy. Migrating to the cloud allows us to reduce the cost of ownership of new servers and provides flexibility to incorporate more demanding data and processing applications. We are currently applying artificial intelligence and machine learning to core business processes with software-as-a-service solutions that run on processing data from our cloud.

We focus on enhancing the use of our real-time acquired data to empower solutions that facilitate Near Real-Time decision-making. All our field offices are connected to the internet through a high bandwidth fiber optic network (>200mbps) with enough redundancy to guarantee +95% uptime, in line with our Cloud strategy.

We depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates as well as real-time systems for monitoring and controlling production. Because of the critical nature of their infrastructure and the increased accessibility enabled through connection to the Internet, they may face a heightened risk of cyber-attack. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—Our industry has become increasingly dependent on digital technologies to carry out daily operations” and “Item 16K—Cybersecurity.”

ESG Matters

During 2023, we believe that we reinforced our commitment to sustainability. The main highlights in the Environmental, Social and Governance fronts are summarized below:

Environmental

•	Ongoing execution of plan to reduce our scope 1 & 2 GHG emissions intensity to 7 kgCO2e/boe by 2026. This target constitutes an improvement compared to our 9 kgCO2/boe target established in 2021.

•

We made good progress in our decarbonization plan, mainly through investments in vapor recovery units, replacement of blanketing gas, improvement of operation parameters of the glycol dehydration process and electrification of Coiron Amargo Norte block, leading to the reduction in absolute scope 1 & 2 GHG emissions by 13% y-o-y. Additionally, we recorded a scope 1 & 2 GHG emissions intensity of 15.6 kgCO2e/boe for the year, a 14% year-over-year reduction.

•

We continued executing NBS projects: we are currently working on 9 projects (2 ARR, 1 REDD+, 3 regenerative livestock, 3 regenerative agriculture) across 26,000 hectares in Corrientes, Salta, Santa Fe, and Buenos Aires provinces, in Argentina.

•	For more information, please see “Item 4—Information on the Company—Environmental Policy.”

Social

•	We recorded a consolidated Total Recordable Injury Rate of 0.2, below the 1.0 target for the fourth consecutive year.

•	We furthered our gender initiatives through hiring and development of female talent, issuance of new policies and workshops to increase employee awareness.

•

We made social investments in an amount of US$1 million in Argentina and Mexico across five areas: Education, Entrepreneurship, Institutional Strength, Inclusion and Values in Sports and Health, and Infrastructure.

Governance

•	We strengthened our governance by making public our policies related to business ethics, and increased training hours for staff on these matters.

•	We achieved NIST (National Institute of Standards and Technology of the USA) cybersecurity score of 3.65 and recorded zero critical cybersecurity incidents.

•	We approved a policy for the recovery of erroneously awarded compensation in line with new SEC and NYSE regulations.

•

We released updated Code of Ethics and Conduct, reflecting the new Vista Way code of values, increased focus on Diversity, Equity, and Inclusion and updated content following the release of business ethics policies.

We expect to publish our 2023 Sustainability Report in the second quarter of 2024. We expect to align the 2023 Sustainability Report with Global Reporting Initiative (“GRI”) Standards GRI 1: Foundation 2021 and GRI 11: Oil and Gas Sector 2021, and with the Sustainability Accounting Standards Board (“SASB”) for industry specific ESG topics most relevant to our financial performance and long-term value creation. For the third consecutive year, our Sustainability Report will include information aligned with the recommendations published by the Task Force on Climate-Related Financial Disclosures (“TCFD”) and will have limited assurance on certain relevant GRI indicators by EY Argentina Sustainability team. Additionally, we expect to share our contribution to UN Sustainable Development Goals. Our ESG progress encompasses the 10 universal principles of the United Nations Global Compact and serves as the 2023 Communication on Progress (CoP) report of the United Nations Global Compact (UNGC). For the full version of our 2023 Sustainability Report, please visit our website (https://vistaenergy.com/sustainability) once published. Information contained on, or accessible through, our website is not incorporated by reference in, and will not be considered part of, this annual report.

VX Ventures

VX Ventures AenP (“VX Ventures”) is Vista’s corporate venture capital fund, launched with an initial US$12.5 million funding commitment (which yearly investments represent less than 1% of Vista’s capital expenditures), with the objective of developing new businesses that can thrive through the energy transition and support Vista becoming a lower carbon & lower cost company. During 2023, funding has been increased by US$2.5 million reaching a total of US$15 million.

In 2023, we continued to pursue entrepreneurial, agile and dynamic companies that may become key agents of change and leverage Vista’s technical and project management skills with an entrepreneurial drive to access new markets.

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

Among our VX Ventures portfolio, we have created and funded Aike NBS S.A.U. to deliver top-quality carbon offsets through the development of Nature Based Solutions projects, including forestry and soil carbon capture projects. Aike will also provide services to third companies to help them to fulfill their NBS project development needs and achieve their net-zero commitments which will in turn benefit Vista by providing larger scale for Vista’s NBS projects. Aike has already started providing services to us in connection with Vista´s own NBS portfolio.

Environmental Policy

In 2021, we announced our ambition to become Net Zero in scope 1 and 2 GHG Emissions by 2026. We plan to achieve this ambition through a multi-year plan to reduce our operational carbon footprint and the implementation of our own portfolio of NBS projects to offset the residual emissions.

In 2021, we generated a carbon abatement cost curve, which included the technical analysis of carbon abatement potential and cost quantification. Based on this curve, we outlined a five-year GHG Emissions Reduction Plan based on the priorization of selected projects according to their carbon abatement potential and cost efficiency.

Our plan to reduce our operational footprint is forecasted to reduce our carbon intensity from 39 kilograms of CO2e per boe (KgCO2e/boe) in 2020 to 7 kgCO2e/boe in 2026. In 2023, we recorded GHG emissions intensity of 15.6 kgCO2e/boe for the year, a 14% reduction compared to 18.1 kgCO2e/boe in 2022.

We believe we have designed a diversified NBS portfolio—in terms of geography, project type and operating model—which should enable us to offset the residual emissions from our operation through carbon capture in soil and forest. During 2022, we created Aike NBS S.A.U., a Vista subsidiary, set up to design, manage and execute our carbon offset projects, staffed with leading local experts. In 2023, we made good progess in the execution of NBS projects in Argentina, such as:

•

Mixed Forestry: We, (i) completed planting trees in Rolón Cue (2,300 hectares, 2.5 million trees), (ii) initiated soil preparation activities in Villa Zenaida (1,400 hectares), and (iii) completed our social baseline and definition of socioenvironmental impact plan.

•

Forest Conservation: We requested permits for firebreaks, initiated construction of fences, water wells and housing in first quarter of 2024. In addition, we initiated social and biodiversity baseline studies.

•	Regenerative Livestock: In 2023, we added 5,740 hectares, reaching a total of 7,640 hectares.

•	Regenerative Agriculture: In 2023,we added 4,300 hectares, reaching a total of 6,950 hectares.

Further, in 2023, we filed afforestation, conservation, and regenerative livestock projects with Verra, a leading carbon credit registry that manages the Verified Carbon Standard.

We believe NBS is the most actionable, proven, efficient and scalable carbon removal alternative. Through the development of a top-tier NBS portfolio, we expect to generate carbon credits by 2026 sufficient to offset the remaining emissions from our core business and fulfill our strategic ambition to become net zero.

Emissions and carbon credits calculation methodology

Vista’s GHG emissions inventory reports two of the most prevalent GHG components in oil and gas operations: methane (CH4) and carbon dioxide (CO2). In addition, the calculated emission totals include nitrous oxide (N2O) as well. Although emissions of the other GHG components may exist in the Company’s operation, their relative contribution to the total GHG emissions is considered non material.

Emissions from CO2, N2O, and CH4 are calculated and converted to total CO2 equivalent (CO2e) emissions by multiplying the emissions of each constituent by its respective global warming potential.

The GHG emissions inventory for Vista was developed by adhering to the oil and gas industry best practices and guidelines for quantifying, reporting, and managing GHG emissions. Specifically, the guidelines utilized by the Company are: (i) International Petroleum Institute Environmental Conservation Association (IPIECA) Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions, 2011, and (ii) American Petroleum Institute (API) Compendium of Greenhouse Gas Methodologies for the Oil and Natural Gas Industry, 2009. The inventory calculations quantify GHG emissions by applying consistent, standardized methodologies provided in the API Compendium for Vista’s relevant emission sources. The emission factors used in the calculation of GHG emissions are derived from published references within the API Compendium.

Vista’s GHG inventory is organized to follow the Operational Control approach to reporting GHG emissions data, meaning each asset owned and operated by a company is reported at 100% of the asset’s emissions, in Argentina. Vista’s operated assets in Argentina include the following concessions: Aguila Mora, Aguada Federal, Bajada del Palo, Coiron Amargo Norte, as well as the Entre Lomas treatment plan. GHG emissions inventory is broken down by emission sources within each area of this organizational structure.

Vista’s GHG inventory tool is classified into Scope 1 and Scope 2 sources, as shown below:

It should be noted that the inventory excludes GHG sources with insignificant potential for GHG emissions that are immaterial to the total emissions quantified (also referred to as de minimis sources). Examples of insignificant sources include fire-fighting equipment and laboratory equipment.

For many GHG emission sources, there are multiple options for determining the emissions, often with different accuracies. In general, emissions from a particular source are derived by applying an emission factor (“EF”) for a specific type of source or event with the corresponding activity factor. EFs used in the calculation methods come from published sources, referenced in the API Compendium and derived from publications by the IPCC, the EIA, the Gas Research Institute, and the U.S. Environmental Protection Agency.

Where possible, emissions factors are derived based on site-specific gas compositional data. In many instances for combustion sources, the CO2 EF represents the application of material balance principles and the assumption that 100% of the carbon available in the fuel stream is oxidized to CO2. In addition, for flaring sources; a destruction efficiency of 98% is assumed to calculate the CH4 EF.

After GHG emissions inventory tool is completed and results obtained for every calendar year, a third party verification (provided by EY, a consultancy firm) is carried out. GHG emission inventory results are only published once the verification is completed, and the calculations verified.

Regarding the credit carbon calculation approach, soil and wood carbon capture projections from Vista’s projects are made based on Verra methodologies, which are specifically designed for each type of project activity. These methodologies are in turn based on the United Nations IPCC guidelines, establishing specific calculation procedures, variables and factors.

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

In 2023 our TRIR was 0.2 (based on 5.6 million work hours during the period) as compared to a 0.86 (based on 4.6 million work hours during the period) as of December 31, 2022, and 0.29 (based on 3.5 million work hours during the period) as of December 31, 2021. We had no fatalities due to workforce incidents involving Vista employees related to operations in the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

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

INDUSTRY AND REGULATORY OVERVIEW

Argentina’s Oil and Gas Industry Overview

Argentina has five producing oil & gas basins: Noroeste, Cuyana, Neuquina, Golfo San Jorge and Austral. As of December 31, 2022, Argentina´s oil & gas reserves were 5,749 MMboe as informed by the SdE. During 2023, Argentina oil production was 651.7 Mbbl/d and gas production was 131.8 MMm3/d, of which 305.7 Mbbl/d of oil production and 57.6 MMm3/d of gas production corresponded to the Vaca Muerta formation.

Vaca Muerta Shale Formation

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

Vaca Muerta players

Source: Company’s Information and Press Articles

Vaca Muerta exhibits similar geological properties than several of the most successful shale plays in the United States. The table below sets forth the geological characteristics of Vaca Muerta compared to top tier U.S. onshore plays.

Play	Total Organic Content (“TOC”) (%)	Thickness (m)	Reservoir Pressure (psi)
Vaca Muerta	3-10	30-450	4,500-9,500
Eagle Ford	3-5	30 – 100	4,500-8,500
Wolfcamp (Permian)	3	200 – 300	4,600
Barnett	4-5	60-90	3,000-4,000
Haynesville	0.5-4	60-90	7,000-12,000
Marcellus	2-12	10-60	2,000-5,500

Source: Based on Company estimates, Ministry of Economy, Argentine Secretariat of Energy and the EIA.

Vaca Muerta acreage is estimated at more than 8.6 million acres, and the top 5 oil operators are YPF, Vista, Shell, Pluspetrol and Pan American Energy. Most concessions are within the 30,000 to 100,000 acres range, which is significantly larger than the average leasehold in the United States. The terms of concessions in Argentina are also competitive compared to those in the United States, with unconventional concessions of 35 years and flat royalties of 12%.

Over the past years, Vaca Muerta has increased significantly its well activity from 962 wells tied-in by year-end 2019 to 1,709 wells tied-in by year-end 2023.

Total Completed Shale Well Count

Source: Argentine Secretariat of Energy.

Production from Vaca Muerta was 686.1 Mboe/d during 2023, a 20% increase compared to 2022. Production from Vaca Muerta reached 715.4 Mboe/d in January 2024. The shale oil production was mainly driven by Loma Campana, La Amarga Chica, Bandurria Sur and Bajada del Palo Oeste, which contributed with 229.9 Mbbl/d. Shale gas production was mainly driven by Fortín de Piedra, Aguada Pichana Este, Aguada Pichana Oeste and La Calera, which contributed with 204.7 Mboe/d.

Gross Shale Oil & Gas Production (Mboe/d)

Source: Argentine Secretariat of Energy.

Vaca Muerta is in a relatively early stage of its development compared to shale plays in the United States and Canada. The Permian Basin is a good analogue for Vaca Muerta, with similar geological characteristics and a long history of unconventional hydrocarbon development. However, Vaca Muerta has even more thickness than the Permian, with up to five different pay zones already tested in different blocks of the basin. Operators have drilled around 1,700 wells in Vaca Muerta compared to more than 110,000 in the Permian. It is possible that Vaca Muerta could have a growth trajectory similar to that of the Permian Basin or other U.S. shale plays in the coming years. The growing investment in Vaca Muerta by international operators is similar to the early stages of the Permian Basin’s remarkable growth since 2008, becoming one of the most prolific shale plays in the world.

After an initial period of incorporating the technology required for unconventional development, progressing along the learning curve, and adopting best practices, the average well productivity in Vaca Muerta now exceeds its shale peers in the United States.

Best-in-class average well productivity

Source: Rystad Energy ShaleWellCube. Includes only horizontal oil wells put on production in 2021-2022.

Oil Midstream and Downstream

The Argentine crude oil pipeline network connects the producing basins with the refineries. Refineries are in the Cuyo Basin (Luján de Cuyo), the Neuquina Basin (Plaza Huincul), the Noroteste Basin (Refinor) and in the Province of Buenos Aires (La Plata, Bahía Blanca, Dock Sud, Campana). Argentina’s key crude pipeline is the Oleoductos del Valle S.A. (“Oldelval”) system, with an oil pipeline from Puesto Hernández in the Neuquina Basin to Puerto Rosales near the Bahía Blanca, transporting approximately 70% of the production from the Neuquina Basin, with a capacity of approximately 300,000 bbl/d.

In Puerto Rosales, a marine export terminal is operated by Oiltanking Ebytem S.A. (“OTE”), a company owned by YPF (30%) and Oiltanking (70%). OTE has 18 tanks with a storage capacity of 3,020 Mbbl, of which 1,070 Mbbl are used to store Medanito type crude oil, and has two buoys, Punta Ancla and Punta Cigueña, with capacities of 106,000 and 70,000 deadweight tonnage, respectively. These two buoys provide services mainly for Panamax vessels loading and unloading.

During 2023, the OTASA/OTC pipeline connecting the Argentine system to Chile was put on operation after being shut for more than a decade This enabled export flows from the Neuquina basin to Chile starting in May 2023. This pipeline has a total capacity of 110,000 bbl/d. In November 2023, the Vaca Muerta Norte pipeline, connecting Loma Campana to Puesto Hernandez and with the OTASA/OTC pipeline, was commissioned.

As of the date of this annual report, two projects are currently under execution to enable the transportation of new production from Vaca Muerta to Puerto Rosales. Oldelval’s Duplicar project is designed to lay a second trunk pipeline connecting Vaca Muerta to the Atlantic export terminal. This project is expected to increase the pipeline capacity to 377,000 bbl/d by year-end 2024 and 540,000 bbl/d by the second quarter of 2025. Additionally, OTE is executing an expansion project designed to upgrade the Atlantic export terminal through additional storage and throughput capacity.

As of the date of this annual report, Argentina six main refineries were: La Plata, Luján de Cuyo, Plaza Huincul, Campana, Dock Sud, and Eliçabe, which refined approximately 504 Mbbl/d during 2023. The remaining oil production that is not refined and consumed in Argentina is exported. During 2023, Argentina exported 134.6 Mbbl/d, according to the INDEC.

Oil and Gas Regulatory Framework in Argentina

The Hydrocarbons Law, as amended by Law No. 26,197 (the “Short Law”) and Law No. 27,007, is the main body of legislation for oil and gas exploration and production. The enforcement authority for the Hydrocarbons Law is the Argentine Secretariat of Energy (“SdE”). As a result of the amendment of the Hydrocarbons Law by means of the Short Law, each province has its own enforcement authority. In particular, the Province of Neuquén has passed its own Hydrocarbons Law No. 2,453, among other laws and regulations on these activities. The transportation, distribution and marketing of gas are independently regulated by Argentine National Law No. 24,076.

In the first quarter of 2024, the Argentine Executive Branch sent to Congress a bill which, among other things, proposes amendments to the Hydrocarbons Law. For more detail, “Item 3—Risk Factors——Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Our business is largely dependent upon economic and political conditions in Argentina.”

Exploration Permits and Exploitation Concessions

Upstream business is based on exploration permits and exploitation concessions granted by each provincial government; the federal government retains jurisdiction over reservoirs located as of 12 miles offshore.

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

State-owned companies are entitled to hold exploration permits and exploitation concessions and to operate them. In the case of the Province of Neuquén, in 2009 all vacant and relinquished areas were reserved in favor of the provincial state-owned company, GyP, and it was empowered to explore, develop and exploit such areas by its own and/or with the assistance of or in association with other companies.

Pursuant to Article 23 of the Hydrocarbons Law, the maximum terms of validity of exploration permits to be established by tender are the following: (i) for exploration with a conventional objective: first term up to three years; second term up to three years; and extension period up to five years; and (ii) for exploration with an unconventional objective: first term up to four years; second term up to four years; and extension period up to five years.

Conventional exploitation concessions shall have 25-year terms, while unconventional exploitation concessions shall have 35-year terms. Unconventional exploitation concessions shall include a pilot plan period of up to five years, to be defined by the concessionaire and approved by the enforcement authority at the time of the concession’s commencement. The Argentine Executive Branch may indefinitely extend the period of each exploitation concessions, both conventional and unconventional, for up to 10 years in each extension period, subject to compliance with applicable obligations, the concession’s production and an investment plan.

According to Article 59 of the Hydrocarbons Law, the exploitation concessionaire shall pay to the state monthly a royalty of 12% of the production of liquid hydrocarbons at the well head, which can be reduced to up to 5% taking in to account the productivity, conditions, and location of wells. As a result of the process of transfer of eminent domain from the federal government to the provinces, the federal government has assigned the collection of royalties to the provinces. In the event of an extension of the term of an exploitation concession, an additional royalty up to 3% at the time of a first extension and up to a total maximum of 18% royalty for the following extensions shall be paid.

The competent provincial authorities have the right to revoke the licenses in the event of non-compliance with the conditions of the permit or concession by the licensee (Article 80 of the Hydrocarbons Law). Licensees may also partially or totally relinquish, at any time, the surface of a permit or concession. If an exploration permit is relinquished, the licensee will be obliged to pay the investment amounts committed and not fulfilled.

Exploration and Production

The exploration and production of oil and natural gas is carried out through exploration permits and exploitation concessions. Nevertheless, the Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or exploitation concessions, subject to prior authorization of the surface owner and the application authority.

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

Holders of exploration permits and exploitation concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in their respective permits or concessions. In addition, holders must avoid damage to oil and gas fields and hydrocarbon waste, and undertake adequate measures to prevent accidents and damages.

Both holders of exploration permits and holders of exploitation concessions must pay an annual fee based on the land area covered by the corresponding permit or concession (as provided in Section 7 of the Hydrocarbons Law). Holders of exploitation concessions are required to pay for such concessions, and to make certain royalty payments to the Argentine government.

Reserves and Resources Certification in Argentina

The estimation of reserves and resources in Argentina is mainly governed by SdE Resolution No. 324/2006 and Secretariat of Hydrocarbon Resources Resolution No. 69-E/2016. These regulations require holders of exploration permits and exploitation concessions to file by March 31st of each year estimates of natural gas and oil reserves and resources existing as of December 31st of the previous year. Estimates must be certified by an external auditor and sent to the SdE. Information is required to be presented following the criteria approved by the SPE (Society of Petroleum Engineers), the WPC (World Petroleum Council) and the AAPG (American Association of Petroleum Geologists), which are widely accepted internationally.

The information regarding Vista’s proved reserves in this annual report has been prepared according to the definitions of Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers’ Petroleum Resources Management System, which differ from the relevant guidelines published by the SdE.

Transportation

The Hydrocarbons Law grants hydrocarbon producers the exclusive right to obtain from the Argentine government a concession for the transportation of oil, gas and their by-products through a public tender process for a period equivalent to the period granted for the exploitation concession linked to the transportation concession, under terms specified in the Hydrocarbons Law and Decree No. 44/91 as amended by Decree No. 115/2019 and complemented by Resolution 571/2019 (amended by Resolution No. 35/2021). Transportation concessions include storage, ports, pipelines and any other fixed facilities necessary for the transportation of oil and by-products.

The term for transport concessions shall be granted and extended to the equivalent terms for exploitations concessions related to the transportation concessions and may be extended for an additional 10 years.

Depending on whether gas or crude oil is transported, tariffs are subject to approval by the National Gas Regulatory Agency (Ente Nacional Regulador del Gas) in Argentina established by Law No. 24, 076 (“ENARGAS”) or the SdE. SdE Resolution No. 5/04, as amended, sets forth maximum amounts: (i) For tariffs on hydrocarbon transportation through oil pipelines and multiple purpose pipelines, as well as for tariffs on storage, the use of buoys and the handling of liquid hydrocarbons; and (ii) That may be deducted in connection with crude oil transportation by producers that, as of the date of the regulation, transport their production through their own unregulated pipelines, for the purpose of calculating royalties.

Equity Requirements

To be holders of exploration permits or exploitation concessions, irrespective of the province where the activities are developed, companies must be registered with the Registry of Hydrocarbon Exploration and Exploitation Companies maintained by the SdE. Such holders and concessionaires must have adequate financial resources, pursuant to Disposition No. 335/2019 issued by the Undersecretariat of Hydrocarbons, and technical capabilities to perform the operations involved in the rights bestowed upon them. Further, such holders shall assume exclusive responsibility for liabilities associated with exploration and production activities. Registration with the Registry is also a requirement to be able to be an operator of permits and concessions and has to be annually renewed and can be revoked if technical capacity cannot be proved. Holders of permits and concessions shall establish legal domicile within Argentina.

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

Decree No. 488/2020 fixed, on a transitory basis, the commercialization price in the local market of a barrel of crude oil. However, by the end of August 2020, the price set by Decree No. 488/2020 ceased to be in force and crude oil prices were once again governed by supply and demand.

Export operations of crude oil and oil by-products currently require prior registration in the Registry of Export Operations Agreements (Registro de Contratos de Operaciones de Exportación) and authorization by the SdE (according to the regime established in Resolution S.E. No. 241-E/2017 and its subsequent amendments and complements, Disposition No. 329/2019 and Resolution No. 360/2021, in turn modified by Resolution No. 774/2022). Oil companies and oil refineries intending to export crude oil, liquefied petroleum gas or gasoil, among others, must demonstrate, prior to obtaining the authorization, that the offer for sale of such product has already been made to and rejected by local buyers. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks relating to Argentina—We are or could be subject to direct and indirect restrictions on exports under Argentine law.”

In the first quarter of 2024, the Argentine Executive Branch sent to Congress a bill which, among other things, proposes amendments to the Hydrocarbons Law. For more detail, see“Item 3—Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Our business is largely dependent upon economic and political conditions in Argentina.”

Gas Market

As mentioned in previous sections, gas exploration and production are regulated by the Hydrocarbons Law, whereas natural gas transportation and distribution are regulated by means of Law No. 24,076. According to this law, provinces have jurisdiction over reservoirs located within 12 miles offshore, while the federal government retains jurisdiction over reservoirs located beyond this distance. Therefore, exploration permits and exploitation concessions are granted by either provincial authorities or the federal government, depending on the location. However, the National Executive Branch establishes the national policy regarding the exploitation and marketing of hydrocarbons.

In order to foster the production of natural gas, the Argentine government adopted different stimulus programs over the past years, such as the “Gas.Ar Plan” implemented by means of Decree No. 892/2020 (amended by Decree No. 730/2022).

Gas Plan 2020-2024 (Gas.Ar Plan)

By means of Decree No. 892/2020, (amended by Decree No. 730/2022), the Argentine government implemented the Argentine Plan for the Promotion of Natural Gas Production – Supply and Demand Scheme 2020-2024 (“Plan de Promoción de la Producción de Gas Natural Argentino – Esquema de Oferta y Demanda 2020-2024”).

The Gas.Ar Plan establishes the framework for the implementation of direct contracts (initially lasting four years, with the possibility of extension by the SdE for additional one-year periods) between gas producers, on the one hand, and gas distributors and/or sub-distributors (to meet priority demand) and CAMMESA (to meet the demand of thermal power plants), on the other. These contracts were awarded, and the price of gas at the point of entry into the transportation system (“PIST” for its acronym in Spanish) was determined through a tender procedure carried out by the SdE. The Argentine government may assume monthly payment of a portion of the price of natural gas in the PIST to prevent the increase in the cost of natural gas tariffs for end users.

On November 4, 2022, Decree No. 730/2022 was published in the Official Gazette, extending the Gas.Ar Plan until the year 2028.The Gas.Ar Plan is based on (i) voluntary participation by producers, public distribution service providers, and sub-distributors (making direct acquisitions from producers) and CAMMESA; (ii) a competitive scheme where the SdE calls for the signing of direct contracts between producers on one side, and priority demand (distribution licensees and/or sub-distributors) as well as the demand from thermal power plants (with CAMMESA) on the other; (iii) a framework of free market competition regarding the price of gas in the PIST, subject to the conditions set by the Federal Government

Decree No. 70/2023

On December 20, 2023, the Argentine Executive Branch issued Urgency and Necessity Decree No. 70/2023, declaring a state of public emergency with respect to economic, financial, fiscal, administrative, pension, tariff, health and social matters until December 31, 2025. Among other measures, the Decree empowered the SE to (i) redetermine the electricity and natural gas subsidy structures on the basis of the end users’ household income, (ii) calculate the cost of basic consumption on the basis of the rates at each supply point, and (iii) define mechanisms in connection with the allocation of subsidies and their collection by users.

The Decree also introduces a series of amendments to different laws, such as amendments to Law No. 19,550 and Law No. 23,696, establishing that state-owned companies shall be subject to state supervision, and providing that the National State shall not be granted any public law prerogatives or advantages with respect to companies in which the National State is a shareholder. In addition, the Decree introduces amendments and repeals a number of existing laws, such as (i) Law No. 27,545, which established certain rules for the display of products on store shelves, (ii) Law No. 20,680, which granted the Secretary of Commerce the ability to impose severe regulations and penalties relating to supply and distribution of goods, and (iii) Law No. 27,221, which setting forth new rules applicable to real state lease agreements executed for touristic purposes.

The Decree No. 70/2023 became effective on December 29, 2023. The decree is subject to review by the Argentine Congress, and could be left without effect in case that both Chambers of Congress decide to reject it. On March 14, 2024, Decree No. 70/2023 was rejected by the Chamber of Senators. However, its treatment by the Chamber of Deputies is still pending and, therefore, the decree currently remains in force. In addition, the decree is currently the subject of several challenges in Argentine courts.

In light of the above, it is not possible to predict whether Decree No. 70/23 will remain in force in the future, or whether the current administration will issue new decrees or regulations that could impact our business.

Proposed “Bases and Starting Points for the Freedom of the Argentine People” Bill

On December 27, 2023, the Argentine Executive Branch submitted a draft bill entitled “Bases and Starting Points for the Freedom of the Argentine People” to the National Congress. The draft bill declared a public emergency in economic, financial, fiscal, social security, defense, tariff, energy, health and social matters until December 31, 2025, extendable for two additional years, and delegates a series of legislative powers to the Argentine Executive Branch for the duration of the emergency. The proposed bill also included a series of legal, institutional, tax and criminal reforms, affecting various sectors of the economy.

However, when the draft bill was put to vote, it was sent back to congressional committees by the ruling party, after several articles were rejected by the Lower House. The proposed bill was withdrawn from extraordinary parliamentary sessions on February 6, 2024. On April 9, 2024, the Executive sent a new draft of the “Base Law” to members of the Lower House, with certain modifications to the version proposed in December 2023, which is intended to be approved by Congress in the coming weeks. The new bill proposes the following amendments to the Hydrocarbons Law to incorporate the following changes: (i) building on the self-sufficiency paradigm of the original law to include maximization economic profits; (ii) establishing a free trade principle, expressly stating that the Argentine Executive Branch may not intervene or set domestic prices and that state-owned companies must sell at a price which reflects the competitive equilibrium of the industry (i.e., export or import parity, as applicable) (iii) including the principle of freedom of hydrocarbon exports, only subject to objection by the Secretary of Energy based on certain technical and economic criteria; and (iv) other changes such as limiting subsequent renewals of the concessions, granting more discretion powers to the provinces in setting forth royalties, enlarging activities to include the processing of hydrocarbons, and implementing more flexible requirements to access transportation authorizations.

As of the date of this annual report, (i) the Argentine Executive Branch has not presented new draft bill to the Argentine Congress, and (ii) the review of several challenges to the validity of the draft bill on unconstitutionality grounds remained pending before Argentine courts. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks relating to Argentina—Political uncertainty regarding measures to be adopted by the Argentine government could affect macroeconomic, political, regulatory, or social conditions in Argentina.”

Special Regimes for Access to the Foreign Exchange Market

For more information, see “Item 10—Additional Information—Exchange Controls—Other specific provisions—Regime for Access to Foreign Currency for Incremental Petroleum Production (RADPIP).”

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

A national administration procurement regime has been established by means of Decrees No. 1023/01 and No. 1030/16, which requires to consider sustainability in the decision-making process in the acquisition of services and goods by the public administration. Furthermore, Decree No. 31/2023 declares a national public priority policy for the sustainable management of resources used by national public agencies. Those practices provide for the efficient management of the following: electric energy; water; natural gas; waste; public procurement; accessibility; sustainable mobility; and green areas and spaces.

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

In addition, as a member of the United Nations Framework Convention on Climate Change (“UNFCCC”) and a Party to the Paris Agreement, Argentina has committed to submit its Nationally Determined Contributions (“NDCs”), which are basically the proposed climate actions. The emission limit committed by Argentina, according to the information that emerges from the updated NDCs in October 2021, is not to exceed the net emission of 349 million tons of carbon dioxide equivalent (MtCO2e) in the year 2030. This goal is applicable to all sectors of the economy.

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

Argentine Regulatory Framework in connection with climate change

The UNFCCC, which entered into force on March 21, 1994, aims to stabilize of the GHG concentrations in the atmosphere to a level that would prevent dangerous anthropogenic interference with the climate system.

On February 16, 2005, the Kyoto Protocol to the UNFCCC (“Kyoto Protocol”) entered into force. The Kyoto Protocol, which deals with the reduction of certain GHGs (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride) in the atmosphere, was in force until 2020 as a consequence of the ratification of the Doha Amendment to the Kyoto Protocol.

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

Moreover, the National Registry of Climate Change Mitigation Projects was established (Federal Environmental Ministry Resolution No. 363/2021). In addition, the Secretariat of Energy has set forth the “National Program for the Measurement and Reduction of Fugitive Emissions from Hydrocarbon Exploration and Production Activities” (Resolution No. 970/2023); the Ministry of Environment and Sustainable Development has approved the “Second National Plan for Adaptation and Mitigation to Climate Change” (Resolution No. 146/2023); the Secretariat of Energy has approved the “National Energy Transition Plan to 2030” (Resolution No. 517/2023) and the “Guidelines and scenarios for the Energy Transition to 2050” (Resolution No. 518/2023).

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

Mexico’s Oil and Gas Industry Overview

According to the US’ International Trade Administration, Mexico is the thirteenth largest producer of oil in the world and twenty first in oil reserves. Mexico has significant hydrocarbon resources with estimated oil and gas proved developed and undeveloped reserves of 8.16 Bnboe and 3P reserves of 23.08 Bnboe, in each case as of January 1, 2023, according to the CNH. Multiple formations exist to develop productive fields.

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

Mexican Oil and Gas Reserves as of January 1, 2023 (Bnboe)
		Reserves
Geological Basin	Cumulative production	1P	3P
Southeast	47.1	6.2	14.5
Tampico Misantla	6.1	0.9	5.2
Burgos	2.1	0.1	0.4
Veracruz	0.8	0.7	2.1
Sabinas	0.1	0.0	0.0
Others*	0.0	0.0	0.0
Deepwater	0.0	0.1	0.7

Total Mexico	57.2	8.0	22.9

*	Includes Cinturón Plegado de Chiapas and Plataforma Burro-Picachos

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

Multiple E&P plays across basins

Source: EIA.

There are three principal means for private entities to invest in Mexico’s E&P sector: Exploration and Production Agreements (E&P Agreements), Pemex farm-outs and E&P services contract migrations.

The CNH is entitled to allocate E&P Agreements, for which prequalification requirements are established, such as the operational, technical, financial, and legal capabilities required, and the bidding process is conducted by a committee of CNH members. In October 2021, the government presented the Five-Year Plan for 2020-2024, pursuant to which the current administration determined that it will not undertake new bids to award contractual areas for exploration and production activities until the current contracts can demonstrate that profits have been obtained.

Farm-outs are a mechanism by which a license holder to an energy resource assigns an interest in the license to another party. Pemex is using farm-outs to partner with international E&P operators with the financial resources and expertise to accelerate development and extract value from its extensive hydrocarbon asset base.

As to E&P services contract migrations, Pemex is entitled to migrate existing oil and gas integrated E&P services contracts to production sharing agreements or licenses, as a means to continue boosting investment in the E&P sector. These contracts were signed by Pemex and private companies prior to the energy reform. With the regulatory regime in force, it is expected that these services contracts will migrate into E&P services contracts, transforming the relationship with Pemex from a service contractor into a joint venture.

Oil and Gas Regulatory Framework in Mexico

Upstream and Downstream

In 2013, the Mexican Constitution was amended leading to the opening of the oil, natural gas, and power sectors to private investment. In 2014, the Mexican Congress passed secondary laws to implement the reforms. The reforms allow the Mexican government to grant contracts to private-sector entities in the upstream sector through public tenders. These amendments also allow private-sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons.

The legislation enacted in 2014 includes the Mexican Hydrocarbons Law (Ley de Hidrocarburos), which preserves the concept of state ownership over hydrocarbons while located in the subsoil but allows private companies to take ownership over the hydrocarbons once they are extracted. The Mexican Hydrocarbons Law allows private-sector entities holding a permit granted by the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía, “CRE”) to store, transport, distribute, commercialize and carry out direct sales of hydrocarbons, as well as to own and operate pipelines and liquefaction, regasification, compression and de- compression stations or terminals, and related equipment in accordance with technical and other regulations. In addition, private-sector entities may import or export hydrocarbons subject to a permit from the SENER. Furthermore, legislation requires that oil companies make small percentage payments to landowners for any oil or gas extracted on their property. It also increased the amount of oil revenue that is to be transferred to local and state governments.

In May 2021, two bills to reform and amend the Hydrocarbons Law (Ley de Hidrocarburos) were published on the Official Gazette (the “Hydrocarbons Law Reforms”). In general terms, the Hydrocarbons Law Reforms affects the permit regime originally set forth in the Hydrocarbons Law, by granting greater powers to the SENER and the CRE to grant, review and revoke the different permits contemplated in the Hydrocarbons Law. Moreover, the Hydrocarbons Law Reforms wrestles back public control of Mexico’s fuel sales sector. Consequently, the Hydrocarbons Law Reform has a greater impact on entities in the downstream and midstream segments.

While the Hydrocarbons Law Reforms, in principle, do not seem to affect the activities of hydrocarbons exploration and production under our E&P license contract, it is important to note that, given the broad authority granted to the CRE and SENER, the Hydrocarbons Law Reform may potentially impact our sale of crude oil and natural gas, as such activity is executed through our commercialization permit granted by the CRE (and may indirectly affect the development of our E&P activities under our license contracts). Private companies pursued judicial challenges, alleging that these reforms are unconstitutional. The Mexican Supreme Court ruled that one of the reforms (which eliminated asymmetric regulations imposed on Pemex on hydrocarbon sales and commercialization activities), is unconstitutional. The definitive ruling on the other reform, relating to suspension of permits and occupation of facilities of private companies, is still pending resolution.

Notwithstanding the foregoing, the energy sector, at a constitutional level, remains unchanged as it was approved during the 2013 energy reform.

On January 5, 2024, President Andrés Manuel López Obrador, appointed Martha Patricia Jiménez Oropeza, Baldemar Hernández Márquez, and José Alfonso Pascual Solórzano Fraga to serve as CNH commissioners for periods of five, three and two years, respectively.

Additionally, on February 28, 2023, the CRE published resolution A/004/2023 (the “Resolution”), whereby it reinstated, as of March 1, 2023, the procedures previously suspended by the CRE during the COVID-19 pandemic, in accordance with certain rules.

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

Market Regulations

In the past, the Mexican government has imposed price controls on the sales of natural gas, NGL, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. Nonetheless, currently, sale prices of gasoline and diesel have been fully liberalized and are determined by the free market.

However, the Mexican Tax Administration Service (Servicio de Administración Tributaria SAT) published the Seventh Resolution of Amendments to the General Rules of Foreign Trade for 2020 (Séptima Resolución de Modificaciones a las Reglas Generales de Comercio Exterior para 2020), which generated uncertainty among investors given that only State-owned productive enterprises (Pemex or CFE) and their subsidiaries may obtain import or export authorizations. This amendment may significantly restrict the private sector’s options to export from, and import petrochemicals and hydrocarbons to, Mexico.

Federal Environmental Law

The Mexican Federal Environmental Liability Law (Ley Federal de Responsabilidad Ambiental) enacted on July 7, 2013 regulates environmental liability arising from damages to the environment including remediation and compensation. In the event of intentional and unlawful action or inaction, the responsible party will be fined up to approximately 65 million Mexican Pesos for 2024. This liability regime is independent from administrative, civil or criminal liability regimes, which may be applicable depending on the performed conduct.

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

Bills to amend the Constitution.

On February 5, 2024, President Andrés Manuel López Obrador submitted several draft bills to amend the Mexican Constitution. The legislative process for these amendments to be enacted requires the approval of two thirds of the Federal Congress (Senate and House of Representatives) and at least 17 of the State congresses. If approved, two of the bills may have an impact on the oil and gas industry.

One bill aims to eliminate the productive state-owned company’s regime to which Pemex is subject to. As a result, Pemex would no longer be required to create value and be profitable.

The other bill allegedly aims to simplify the federal administration by eliminating autonomous regulatory agencies such as the Federal Economic Competition Commission (COFECE), the Energy Regulatory Commission (CRE), and the National Hydrocarbon Commission (CNH) and consolidating their authorities with the Executive branch. COFECE’s authorities would be assumed by the Ministry of Finance (Secretaría de Hacienda) while CNH’s and CRE’s would be assumed by the Ministry of Energy (Secretaría de Energía).

ORGANIZATIONAL STRUCTURE

The following diagram shows our main subsidiaries as of the date of this annual report:

(1)	Assets transferred to Aconcagua, effective on March 1, 2023.

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

We are subject to several environmental laws and regulations promulgated by local and federal governments in Argentina and Mexico which may affect the utilization of the assets. In addition, other environmental issues may influence the Company’s use of property, plant and equipment. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—The oil and gas industry is subject to particular operational and economic risks” and “Item 4—Information on the Company—Business Overview—ESG Matters.”

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The following table presents our selected financial data as of and for each of the years in the three-year period ended December 31, 2023. Our historical results for any prior period do not necessarily indicate results to be expected for any future period.

The selected consolidated statement of comprehensive income for the years ended December 31, 2023, 2022 and 2021 and the selected consolidated statement of financial position as of December 31, 2023, and 2022, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Audited Financial Statements included elsewhere in this annual report.

The entire summary financial information included in the following tables is denominated in U.S. Dollars. The financial data that has been derived from our Audited Financial Statements was prepared in accordance with IFRS. For further information, see “Presentation of Information—Financial Statements and Information.”

You should read the information below in conjunction with our Audited Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information.”

In the financial statements as of December 31, 2023, the Company has made a change in the “Export Duties” presentation in the “Royalties and others”, which was previously included in “Revenues from contract with customers.” The comparative information for the years ended December 31, 2022 and 2021, has been reclassified to ensure consistency with the consolidated financial statements as of December 31, 2023. This change had no effect on the net profit for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	(in thousands of US$)
Revenue from contracts with customers	1,168,774	1,187,660	665,310

Cost of sales
Operating costs	(94,685)	(133,385)	(107,123)
Crude oil stock fluctuation	(2,058)	(500)	(905)
Depreciation, depletion and amortization	(276,430)	(234,862)	(191,313)
Royalties and others	(176,813)	(188,677)	(99,364)
Other non-cash costs related to the transfer of conventional assets	(27,539)	—	—

Gross profit	591,249	630,236	266,605

Selling expenses	(68,792)	(59,904)	(42,748)
General and administrative expenses	(70,483)	(63,826)	(45,858)
Exploration expenses	(16)	(736)	(561)
Other operating income	203,812	26,698	23,285
Other operating expenses	302	(3,321)	(4,214)
(Impairment) reversal of long- lived assets	(24,585)	—	14,044

Operating profit	631,487	529,147	210,553

Interest income	1,235	809	65
Interest expense	(21,879)	(28,886)	(50,660)
Other financial income (expense)	(65,484)	(67,556)	(7,194)

Financial income (expense), net	(86,128)	(95,633)	(57,789)

Profit before income tax	545,359	433,514	152,764

Current income tax (expense)	(16,393)	(92,089)	(62,419)
Deferred income tax (expense)	(132,011)	(71,890)	(39,695)

Income tax (expense)	(148,404)	(163,979)	(102,114)

Profit for the year, net	396,955	269,535	50,650

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
- Profit (loss) from actuarial remediation related to employee benefits	6,565	(4,181)	(4,513)
- Deferred income tax (expense) benefit	(2,298)	1,463	2,048

Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years, net of taxes	4,267	(2,718)	(2,465)

Total comprehensive profit for the year	401,222	266,817	48,185

Earnings per share
Basic (in U.S. Dollars per share):	4.237	3.068	0.574
Diluted (in U.S. Dollars per share):	4.000	2.755	0.543
Adjusted EBITDA(1)	870,657	764,540	380,107
Adjusted EBITDA Margin(2)	69%	67%	58%
Adjusted Net Income (3)	491,430	371,775	78,483
ROACE (4)	39%	40%	17%

(1)

We calculate Adjusted EBITDA as profit for the year, net, plus income tax expense, financial income (expense), net, depreciation, depletion and amortization, transaction costs related to business combinations and gain from asset disposals, restructuring and reorganization expenses, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and impairment (reversal) of long- lived assets. We present Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our core operations that facilitates period to period comparisons on a consistent basis. Our management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA is not a measure of liquidity or operating performance under IFRS and should not be construed as an alternative to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). See “Presentation of Information—Non-IFRS Financial Measures.”

(2)

We calculate Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers plus Gain from Exports Increase Program. See “Presentation of Information—Non-IFRS Financial Measures.”

(3)

We calculate Adjusted Net Income as profit for the year, net, plus deferred income tax (expense), changes in fair value of warrants, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and impairment (reversal) of long- lived assets. We add back these four adjustments since they are non-cash items that do not reflect the fair net income generation of the Company. See “Presentation of Information—Non-IFRS Financial Measures.”

(4)

We calculate ROACE as Adjusted EBITDA, plus depreciation, depletion and amortization, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets, divided by the sum of the average total debt and average total shareholders’ equity. For purposes of this definition, total debt is comprised of current borrowings, non-current borrowings, current lease liabilities and non-current lease liabilities. See “Presentation of Information—Non-IFRS Financial Measures.”

The following table sets forth the reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, Adjusted Net Income and ROACE:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	(in thousands of US$)
Profit for the year, net	396,955	269,535	50,650
Income tax expense	148,404	163,979	102,114
Financial income (expense), net	86,128	95,633	57,789
Depreciation, depletion and amortization	276,430	234,862	191,313
Restructuring and reorganization expenses	276	531	2,284
Gain from asset disposals.	—	—	(9,999)
Impairment (reversal) of long-lived assets	24,585	—	(14,044)
Gain related to the transfer of conventional assets	(89,659)	—	—
Other non-cash costs related to the transfer of conventional assets	27,539	—	—
Adjusted EBITDA	870,657	764,540	380,107
Revenue from contracts with customers	1,168,774	1,187,660	665,310
Gain from Exports Increase Program	86,173	—	—
Adjusted EBITDA Margin	69%	64%	57%

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	(in thousands of US$)
Profit for the year, net	396,955	269,535	50,650
Adjustments:
(+) Deferred Income tax (expense)	132,011	71,890	39,695
(+) Changes in the fair value of Warrants	—	30,350	2,182
(+) Impairment (reversal) of long-lived assets	24,585	—	(14,044)
(+) Gain related to the transfer of conventional assets	(89,659)	—	—
(+) Other non-cash costs related to the transfer of conventional assets	27,539	—	—
Adjustments to Net Income	94,476	102,240	27,833
Adjusted Net Income	491,430	371,775	78,483

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	(in thousands of US$)
Current and non-current borrowings	616,055	549,332	610,973
Cash, bank balances and other short-term investments	213,253	244,385	315,013
Net Debt	402,802	304,947	295,960

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	(in thousands of US$)
Adjusted EBITDA	870,657	764,540	380,107
Depreciation, depletion and amortization	(276,430)	(234,862)	(191,313)
Gain related to the transfer of conventional assets	89,659	—	—
Other non-cash costs related to the transfer of conventional assets	(27,539)	—	—
Average current and non-current borrowings	582,694	580,153	575,380
Average current and non-current lease liabilities	49,831	28,134	25,378
Average total shareholders’ equity	1,045,538	704,660	537,193
ROACE	39%	40%	17%

Selected Consolidated Statement of Financial Position

	As of December 31, 2023	As of December 31, 2022
Assets
Noncurrent assets
Property, plant and equipment	1,927,759	1,606,339
Goodwill	22,576	28,288
Other intangible assets	10,026	6,792
Right-of-use assets	61,025	26,228
Investments in associates	8,619	6,443
Trade and other receivables	136,351	15,864
Deferred income tax assets	5,743	335

Total noncurrent assets	2,172,099	1,690,289

Current assets
Inventories	7,549	12,899
Trade and other receivables	205,102	90,406
Cash, bank balances and other short-term investments	213,253	244,385

Total current assets	425,904	347,690

Total assets	2,598,003	2,037,979

Equity and liabilities
Equity
Capital stock	517,874	517,873
Other equity instruments	32,144	32,144
Legal reserve	8,233	2,603
Share-based payments	42,476	40,744
Share repurchase reserve	79,324	49,465
Other accumulated comprehensive income (losses)	(4,427)	(8,694)
Accumulated profit (losses)	571,391	209,925

Total equity	1,247,015	844,060

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	383,128	243,411
Lease liabilities	35,600	20,644
Provisions	12,339	31,668
Borrowings	554,832	477,601
Employee benefits	5,703	12,251
Total noncurrent liabilities	991,602	785,575

Current liabilities
Provisions	4,133	2,848
Lease liabilities	34,868	8,550
Borrowings	61,223	71,731
Salaries and payroll taxes	17,555	25,120
Income tax liability	3	58,770
Other taxes and royalties	36,549	20,312
Trade and other payables	205,055	221,013

Total current liabilities	359,386	408,344

Total liabilities	1,350,988	1,193,919

Total equity and liabilities	2,598,003	2,037,979

Dividends and Shares
Number of shares	95,355,432	88,406,480
Dividends declared	—	—
Dividends declared per-share	—	—

Source of Revenues

Vista is principally engaged in the oil and gas business in the E&P industry. Our oil and gas operations derive revenues mainly from the sale of crude oil, natural gas, and NGL. During the year ended December 31, 2023, oil sales contributed 93.9% of our total revenues, natural gas sales contributed 5.8% of our total revenues and NGL sales contributed 0.3% of our total revenues. During the year ended December 31, 2022, oil sales contributed 93.7% of our total revenues, natural gas sales contributed 5.8% of our total revenues and NGL sales contributed 0.5% of our total revenues. During the year ended December 31, 2021, oil sales contributed 90.9% of our total revenues, natural gas sales contributed 8.3% of our total revenues and NGL sales contributed 0.7% of our total revenues. During 2023, 2022 and 2021, most of our revenues were generated in Argentina.

Our sales volumes directly impact our results of operations. As reservoir pressure declines, production from a given well or formation decreases. Growth in our future production and reserves will depend on the development of our acreage and the corresponding capital expenditure, which will determine our ability to add proved reserves in excess of our production. Accordingly, we plan to maintain our focus on adding reserves by further drilling our shale oil acreage in Vaca Muerta. Our ability to add reserves through acquisitions is dependent on many factors, including prevailing market conditions and our ability to raise capital, obtain regulatory approvals, procure drilling rigs and personnel and successfully identify and consummate acquisitions.

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

Production Results and Other Operating Data

The following table sets forth summary unaudited information about the oil and natural gas historical production volumes and other relevant operating and financial data of the assets we own in Argentina and Mexico. For the year ended December 31, 2023, the historical production volumes and other relevant operating data included below was calculated at their respective working interest percentages. Royalties payable to provinces have not been deducted from our net production amounts given that substantially all of our production is currently in Argentina and under Argentine law royalties constitute a production tax payable in cash (and do not give provinces a direct interest in such production to make lifting and sales arrangements independently). We account for royalties as cost of sales.

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2023	2022	2021
Net production volumes(1):
Oil (MMbbl)	15.8	14.6	11.1
— Argentina	15.6	14.4	11
— Mexico	0.2	0.2	0.1
Natural Gas (Bncf)	15.2	16.5	16.4
— Argentina	15.1	16.5	16.2
— Mexico	0.1	0	0.2
NGL (MMboe)	0.2	0.2	0.2
— Argentina	0.2	0.2	0.2
— Mexico	0	0	0
Total (MMboe)	18.7	17.7	14.2
— Argentina	18.4	17.5	14.1
— Mexico	0.2	0.2	0.1
Average daily net production (boe/d)	51,149	48,560	38,845
— Argentina	50,488	48,087	38,488
— Mexico	661	473	357
Average realized sales price:
Oil (US$/bbl)	66.7	72.3	54.9
Natural Gas (US$/MMBtu)	3.5	4.0	3.2
NGL (US$/tn)	351.3	377	312
Average realized sales price (US$/boe)	58.4	63.7	46
Average unit costs (US$/boe)(2):
Operating expenses	5.1	7.5	7.6
Royalties(3)	6.9	8.2	6.1
Depreciation, depletion and amortization	14.8	13.3	13.5
Other data (in thousands of US$)
Operating expenses	94,685	133,385	107,123
Royalties(3)	128,723	144,837	86,241
Depreciation, depletion and amortization	276,430	234,862	191,313

(1)

Measured based on our working interest. There was no production due to others during the applicable periods. Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline.

(2)

We calculate average unit costs per boe by dividing operating expenses, royalties or depreciation, depletion and amortization for the relevant period, as applicable, by average daily net production multiplied by days in each period (365 days for 2021, 365 days for 2022 and 365 days for 2023).

(3)

Measured based on our working interest. Royalties are applied to the total production of the concessions, and are calculated by applying the applicable royalty rate to the production, after discounting certain expenses in order to obtain the value of crude oil, natural gas and liquefied gas volumes at the wellhead.

The following table highlights certain operating data through the end of the fourth quarter of 2023:

	Three-month period ended December 31, 2023	Three-month period ended September 30, 2023	Three-month period ended June 30, 2023	Three-month period ended March 31, 2023
Average Brent Oil Price (US$per bbl)(1)	82.9	85.9	77.7	82.2
Average Medanito Crude Oil Price (US$per bbl)(2)	62.9	63.4	63.6	65.9
Average Natural Gas Price (US$per MMBtu)(3)	3.2	3.7	3.6	3.2
Net production volumes:
Oil (MMbbl)	4.46	3.82	3.57	3.96
Natural Gas (Bncf)	3.86	3.95	3.47	3.92
NGL (MMboe)	0.04	0.03	0.05	0.04
Total (Mboe)	5.18	4.55	4.24	4.70
Average realized sales price:
Oil (US$/bbl)	67.8	67.6	64.3	66.6
Natural Gas (US$/MMBtu)	2.2	3.3	3.9	4.7
NGL (US$/tn)	271	233	357	351
Lifting Cost (US$/boe)	4.3	4.8	4.8	6.4
Number of conventional wells drilled as operator	0	0	4	2
Number of shale wells drilled as operator	11	11	4	9
Revenue from contracts with customers	309,196	302,760	239,628	317,190

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy and US$/AR$exchange rate according to Communication “A” 3500 of the Argentine Central Bank.

Factors Affecting our Results of Operations

Our operations are affected by a number of factors, including:

(i)	the volume of crude oil, natural gas and liquid gas we produce and sell;

(ii)	pricing dynamics and pricing regulation;

(iii)	hydrocarbon export regulations set by the Argentine and Mexican governments and domestic supply requirements;

(iv)	international and domestic prices of crude oil and oil products;

(v)	discount of our oil production to market prices;

(vi)	our capital expenditures and financing availability;

(vii)	supply chain dynamics and cost increases;

(viii)	market demand for hydrocarbon products;

(ix)	operational risks, labor strikes and other forms of public protest;

(x)	taxes, including export taxes;

(xi)	regulation of capital flows;

(xii)	exchange rates;

(xiii)	interest rates; and

(xiv)	changes to demand for hydrocarbon products and related services as the result of global trends such as conflicts, pandemics and consumer behavior.

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

Discovery and Exploitation of Reserves

Our results of operations depend to a large extent on our level of success in the development of our shale oil acreage. While we have geological reports evaluating certain proved, contingent and prospective reserves in our blocks, there is no assurance that we will continue to be successful in the exploration, appraisal, development and commercialization of oil and gas. The calculation of our geological and petrophysical estimates is complex and imprecise, which means it is possible that our future exploration or appraisal in undeveloped acreage will not result in additional discoveries, and, even if we are able to successfully make such discoveries, it is uncertain whether the discoveries will be commercially viable to produce.

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

Availability and Reliability of Infrastructure

Our business depends on the availability and reliability of operating and transportation facilities in the areas we operate, and in the expansion of midstream capacity to take hydrocarbon production to our customers. Prices, together with the availability of equipment and infrastructure, with the corresponding maintenance thereof, affect our ability to follow our investment plan to operate our business, and thus our operations results and financial condition. See “Item 4—Information on the Company—History and Development of the Company—Our Operations—Oil and Natural Gas Reserves Production—Transportation and Treatment” and Our Business—Our Operations—Investment in Property, Plant and Equipment.”

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

The following table sets forth key economic indicators in Argentina during the periods indicated:

	2023	2022	2021	2020	2019
Real GDP (% change)(1)	(1.6)	5.2	10.3	(9.9)	(2.2)
Nominal GDP (in millions of AR$)(1)	189,780,357	82,650,240	46,687,236	27,021,238	21,650,351
Consumer Price Index (CPI) variation (in %)(1)	211.4	94.8	50.9	36.1	53.8
Nominal Exchange Rate (in AR$/US$ at period end)(2)	808.5	177.1	102.8	84.1	59.9

(1)	Source: INDEC. Preliminary and provisional data are shown as stated by INDEC.
(2)	Source: Data in accordance with foreign exchange rate set forth in Communication “A” 3,500 issued by the BCRA.

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

	Average(1)	End of Period
Year Ended December 31, 2019	49.5	59.9
Year Ended December 31, 2020	70.6	84.1
Year Ended December 31, 2021	95.2	102.8
Year Ended December 31, 2022	130.6	177.1
Year Ended December 31, 2023	295.2	808.5
Month Ended September 31, 2023	350.0	350.0
Month Ended October 31, 2023	350.0	350.0
Month Ended November 30, 2023	353.8	360.5
Month Ended December 31, 2023	642.0	808.5
Month Ended January 31, 2024	818.3	826.3
Month Ended February 29, 2024	834.9	842.3
Month Ended March 31, 2024	850.3	857.4

(1)	Yearly data reflect average of month-end rates. Monthly data reflect average of day-end rates.

Source: Data in accordance with foreign exchange rate set forth in Communication “A” 3,500 issued by the BCRA.

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. Dollars, expressed in nominal Mexican Pesos per Dollar (price to settle obligations published by Banco de México).

	Average(1)	End of Period
Year Ended December 31, 2019	19.3	18.9
Year Ended December 31, 2020	21.5	19.9
Year Ended December 31, 2021	20.3	20.6
Year Ended December 31, 2022	20.1	19.4
Year Ended December 31, 2023	17.7	17.0
Month Ended September 31, 2023	17.3	17.4
Month Ended October 31, 2023	18.1	18.0
Month Ended November 30, 2023	17.4	17.4
Month Ended December 31, 2023	17.2	17.0
Month Ended January 31, 2024	17.1	17.1
Month Ended February 29, 2024	17.1	17.1
Month Ended March 31, 2024	16.8	16.6

(1)	Reflects average of day-end rates.

Sources: Banco de México

Most of our sales are directly denominated in U.S. Dollars or indexed to the U.S. Dollar. We collect a significant portion of our revenues in Argentine Pesos pursuant to prices which are indexed to the U.S. Dollar, mainly revenues resulting from the sale of crude oil and natural gas, which sales are invoiced in U.S. Dollars using the U.S. Dollar/Argentine Peso exchange rate as of the date of issuance of the invoice payable within a 19- to 50-day payment period. However, our invoices are subject to adjustment to the prevailing U.S. Dollar/Argentine Peso exchange rate in effect as of the date of payment. Any significant increase in the Argentine Peso price as a result of a decline in the Peso/Dollar exchange rate could lead to decreased sales volumes as a result of increases in the effective price in Argentine Pesos paid by our customers for natural gas and crude oil. We are exposed to the risk that purchasers of our natural gas and crude oil may be unable to pay amounts owed to us following a depreciation of the Argentine Peso.

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

Deferred Income Tax

Under IFRS, the difference between the book value of property, plant and equipment (measured in U.S. Dollars, our functional currency) and the tax basis of such property, plant and equipment (which tax basis is expressed in Argentine Pesos or Mexican Pesos, as applicable, and may not be re-valued due to foreign exchange fluctuations under applicable tax laws) is a temporary difference to be considered in the calculation of deferred income tax. For more information, see Note 2.4.14.2 to our Audited Financial Statements. In addition to property, plant and equipment, we recognize deferred tax assets with respect to the temporary difference between the accounting and tax basis of the well plugging and abandonment provisions relating to our oil and gas properties.

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

Depreciation, Depletion and Amortization

IFRS requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, among other line times, relating to our oil and gas properties. Actual results could differ from such estimates. Depreciation, depletion and amortization rates can fluctuate as a result of development costs, acquisitions, impairments, as well as changes in proved reserves or proved developed reserves. For more information, see Note 2.4.2.1 of our Audited Financial Statements.

Oil and Gas Market Conditions

The oil and gas industry is cyclical and commodity prices are highly volatile. During 2021, global economic recovery after the COVID-19 pandemic boosted the demand for crude oil. Oil demand increased to 99.4 MMbbl/d in 2022 from 97.1 in 2021, a 2% increase year-over-year. In addition, the countries grouped under Organization of Petroleum Exporting Countries (“OPEC”) agreed on production quotas to unwind the above-mentioned curtailment of 9.7 MMBbl/d. The average Brent oil price in 2021 was US$71.0/bbl. This trend continued into 2022, and global oil prices were back to pre-pandemic levels by early 2022. During the first quarter of 2022, Brent prices increased driven by the ongoing conflict involving Russia and Ukraine, which resulted in sanctions from several countries (including the U.S. and European Union countries) to Russia, leading to concerns regarding global energy supply as Russia was the third largest oil producer and largest oil exporter. This led to a peak in Brent prices of US$128.0/bbl on March 8, 2022. On March 31, 2022, the U.S. government announced a release of 1 MMbbl/d over the next six months from its Strategic Petroleum Reserve resulting in a decrease of Brent prices. Overall, Brent oil prices increased from US$77.8/bbl on December 31, 2021, to US$85.9/bbl on December 31, 2022, with an average of US$99.0/bbl for the year 2022, a 39% increase year-over-year. During 2023, Brent oil prices decreased from US$85.9/bbl on December 31, 2022, to US$77.0/bbl on December 31, 2023, with an average of US$82.3/bbl for the year 2023, a 17% decrease year-over-year. This decrease was mainly driven by lower than expected increase in oil demand, driven in turn by lower economic growth and rising interest rates. In the first quarter of 2024, Brent oil prices averaged US$81.8/bbl .

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

The operating results and cash flows of our business are susceptible to risks relating to the volatility of international oil prices. Due to regulatory, economic and government policy factors, oil prices in Argentina in the past have lagged far behind the prevailing prices in the international market. Furthermore, in order to ensure the domestic supply and increase government revenue, Argentina’s government has imposed export duties and other restrictions on exports in the past that have prevented companies from benefiting from increases in international oil prices. Oil exports remain subject to authorization from the SdE, which requires producers to demonstrate that local demand has been met or that an offer to sell oil to the local buyer has been made and rejected. We cannot predict if, when or what measures will be implemented or maintained by the Argentine government, nor what effects such measures will have, particularly on oil prices in Argentina.

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

The following table highlights the quarterly average price trends for crude oil and natural gas in U.S. Dollars for the periods presented:

	2023				2022	2021	2020	2019	2018	2017
	Q4	Q3	Q2	Q1
Average Brent Oil Price (per bbl)(1)	82.9	85.9	77.7	82.2	99.0	71.0	43.2	43.2	71.7	54.7
Average 25 de Mayo-Medanito Crude Oil Price (per bbl)(2)	62.9	63.4	63.6	65.9	67.1	53.1	40.64	54.0	64.98	56.52
Average Natural Gas Price (per MMBtu)(3)	3.2	3.7	3.6	3.2	3.2	2.89	2.29	3.35	4.42	3.76

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy and US$/AR$ exchange rate according to Communication “A” 3500 of the BCRA.

A sustained drop in oil, natural gas and NGL prices may not only decrease our revenues but may also reduce the amount of oil, natural gas and NGL that we can produce economically and therefore potentially lower our oil, natural gas and NGL reserve quantities.

Results of Operations

The following discussion relates to certain financial and operating data for the years indicated. You should read this discussion in conjunction with our Audited Financial Statements and the accompanying notes thereto. We measure our performance by our Profit for the year, net for the period, gross profit and operating profit and use these metrics to make decisions about allocating resources and to evaluate our financial performance.

Year ended December 31, 2023 compared to year ended December 31, 2022

	Year ended December 31, 2023		Year ended December 31, 2022
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contract with customers	1,168,774	100%	1,187,660	100%
Cost of sales	(577,525)	(49)%	(557,424)	(47)%
Gross profit	591,249	51%	630,236	53%
Selling expenses	(68,792)	(6)%	(59,904)	(5)%
General and administrative expenses	(70,483)	(6)%	(63,826)	(5)%
Exploration expenses	(16)	(0)%	(736)	(0)%
Other operating income	203,812	17%	26,698	2%
Other operating expenses	302	0%	(3,321)	(0)%
Reversal (Impairment) of long- lived assets	(24,585)	(2)%	—	0%
Operating profit	631,487	54%	529,147	45%
Interest income	1,235	0%	809	0%
Interest expense	(21,879)	(2)%	(28,886)	(2)%
Other financial income (expense)	(65,484)	(6)%	(67,556)	(6)%
Financial income (expense), net	(86,128)	(7)%	(95,633)	(8)%
Profit before income tax	545,359	47%	433,514	37%
Current income tax (expense)	(16,393)	(1)%	(92,089)	(8)%
Deferred income tax (expense)	(132,011)	(11)%	(71,890)	(6)%
Income tax (expense)	(148,404)	(13)%	(163,979)	(14)%
Profit for the year	396,955	34%	269,535	23%
Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or (loss) in subsequent periods
(Loss) profit from actuarial remediation related to employee benefits	6,565	1%	(4,181)	(0)%
Deferred income tax benefit (expense)	(2,298)	(0)%	1,463	0%
Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes	4,267	0%	(2,718)	(0)%
Total comprehensive profit for the year	401,222	34%	266,817	22%
Earnings per share
Basic (In US Dollars per share):	4.237	N/A	3.068	N/A
Diluted (In US Dollars per share):	4.000	N/A	2.755	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenues from crude oil sales	1,097,316	1,113,411
Revenues from natural gas sales	67,290	68,663
Revenues from NGL sales	4,168	5,586
Revenue from contracts with customers	1,168,774	1,187,660

Total revenue from contracts with customers decreased to US$1,168.8 million during the year ended December 31, 2023, compared to US$1,187.7 million during the year ended December 31, 2022. Such decrease was mainly driven by lower realized oil prices, partially offset by oil production growth.

Revenues from crude oil decreased to US$1,097.3 million during the year ended December 31, 2023, compared to US$1,113.4 million during the year ended December 31, 2022, which represented 94% of our total revenue from contracts with customers during both periods. Such decrease was primarily driven by a decrease in realized crude oil price of 8%, partially offset by an increase in crude oil sales volumes of 7% year over year.

Total volume of crude oil sold increased to 15.7 MMbbl during the year ended December 31, 2023, compared to 14.8 MMbbl during the year ended December 31, 2022, mainly driven by a 5% production growth year-over-year, which in turn resulted from 31 shale oil wells tied-in during 2023, increasing the total number of shale wells on production to 99 at year-end. This activity boosted oil production, which increased 8% year-over-year during 2023. On a pro forma basis, adjusted by the transfer of the conventional assets as of March 1, 2023, oil production grew 20% year-over-year during 2023.

Average realized crude oil sales prices decreased to US$66.7/bbl during the year ended December 31, 2023, compared to US$72.3/bbl during the year ended December 31, 2022, a decrease that was mainly driven by a lower Brent price, which decreased 17% during 2023 compared to 2022, on average.

In 2023, 8.2 MMbbl of crude oil, or 52% of total crude oil volumes, were sold to export markets for a total net revenue of US$593.8 million. In 2022, 6.6 MMbbl of crude oil, or 44% of total crude oil volumes, were sold to export markets for a total net revenue of US$559.6 million.

Revenues from natural gas decreased to US$67.3 million during the year ended December 31, 2023, compared to US$68.7 million during the year ended December 31, 2022, which represented 6% of our total revenue from contracts with customers during both periods. Such decrease was primarily driven by a decrease in the realized natural gas price, which decreased 13% during 2023 compared to 2022.

Total volume of natural gas sold increased to 3.3 MMboe during the year ended December 31, 2023, compared to 3.0 MMboe during the year ended December 31, 2022.

The average realized natural gas sales prices was US$3.5/MMBtu during the year ended December 31, 2023, a 13% decrease compared to US$4.0/MMBtu during the year ended December 31, 2022. Such decrease was mainly driven by lower prices to industrial customers at US$2.3/MMBtu during 2023, compared to US$3.7/MMBtu in 2022.

Revenues from NGL decreased to US$4.2 million during the year ended December 31, 2023, compared to US$5.6 million during the year ended December 31, 2022, which represented less than 1% of our total revenue from contracts with customers during both periods.

During the year ended December 31, 2023, 99% of our revenue was generated by our oil and gas properties in Argentina, as well as during the year ended December 31, 2022.

Cost of Sales

	For the year ended December 31, 2023	For the year ended December 31, 2022
	(in thousands of US$)
Operation costs	(94,685)	(133,385)
Crude oil stock fluctuation	(2,058)	(500)
Depreciation, depletion and amortization	(276,430)	(234,862)
Royalties and others	(176,813)	(188,677)
Other non-cash costs related to the transfer of conventional assets	(27,539)	—
Cost of sales	(577,525)	(557,424)

Cost of sales increased to US$577.5 million during the year ended December 31, 2023, compared to US$557.4 million during the year ended December 31, 2022. Total cost of sales included operating expenses, fluctuations in the inventory of crude oil, depreciation, depletion and amortization, royalties and others, and other non-cash costs related to the transfer of conventional assets.

Operating expenses decreased to US$94.7 million during the year ended December 31, 2023, compared to US$133.4 during the year ended December 31, 2022, which represented 16% and 24% of our total cost of sales, respectively. Operating expenses per produced barrel decreased to US$5.1/boe during the year ended December 31, 2023, from US$7.5/boe during the year ended December 31, 2022. This decrease was primarily driven by the savings generated by the Conventional Assets Transaction to fully-focus on shale oil operations as of March 1, 2023, economies of scale driven by production volume growth, and focus on cost efficiency.

The crude oil stock fluctuation increased to US$2.1 million during the year ended December 31, 2023, compared to US$0.5 million during the year ended December 31, 2022. This was primarily due to the decrease in crude oil stock at the end of the period.

Depreciation, depletion and amortization increased to US$276.4 million during the year ended December 31, 2023, compared to US$234.9 million during the year ended December 31, 2022, which represented 48% and 42% of our total cost of sales, respectively. This increase was primarily driven by higher capital expenditures and total production in 2023 compared to 2022.

Royalties and others decreased to US$176.8 million during the year ended December 31, 2023, compared to US$188.7 million during the year ended December 31, 2022, which represented 31% and 34% of our total cost of sales, respectively. This decrease was primarily driven by the above-mentioned decrease in realized oil price and realized natural gas price.

Other non-cash costs related to the transfer of conventional assets was US$27.5 million during the year ended December 31, 2023, which represented 5% of our total cost of sales during the period. These non-cash were mainly related to the Conventional Assets Transaction.

Gross Profit

Gross profit decreased to US$591.2 million during the year ended December 31, 2023, compared to US$630.2 million during the year ended December 31, 2022, which represented 51% and 53% of our total revenue from contracts with customers, respectively.

Selling Expenses

Selling expenses increased to US$68.8 million during the year ended December 31, 2023, compared to US$59.9 million during the year ended December 31, 2022, which represented 6% and 5% of our total revenue from contracts with customers, respectively. This increase was primarily driven by an increase of 104% in Fees and compensation for services, and 15% in Transport, in both cases during 2023 compared to 2022.

General and Administrative Expenses

General and administrative expenses increased to US$70.5 million during the year ended December 31, 2023, compared to US$63.8 million during the year ended December 31, 2022, which represented 6% and 5% of our total revenue from contracts with customers, respectively. This increase was primarily driven by a 40% increase in Share-based payments, a 39% increase in Employee Benefits and a 19% increase in Fees and compensation for services, in all cases during 2023 compared to 2022.

Exploration Expenses

Exploration expenses decreased to US$0.02 million during the year ended December 31, 2023, compared to US$0.7 million during the year ended December 31, 2022.

Other Operating Income

Other operating income increased to US$203.8 million during the year ended December 31, 2023, compared to US$26.7 million during the year ended December 31, 2022. This increase was mainly driven by the gains related to the Conventional Asset Transaction and the gains related to the repatriation of 27% of the export proceeds of the fourth quarter of 2023 at the bluechip swap exchange rate, as per applicable regulations.

Other Operating Expenses

Other operating expenses resulted in a gain of US$0.3 million during the year ended December 31, 2023, compared to a loss of US$3.3 million during the year ended December 31, 2022.

Operating Profit

Operating profit increased to US$631.5 million during the year ended December 31, 2023, compared to US$529.1 million during the year ended December 31, 2022, which represented 54% and 45% of our total revenue from contracts with customers, respectively.

Interest Income

Interest income increased to US$1.2 million during the year ended December 31, 2023, compared to US$0.8 million during the year ended December 31, 2022.

Interest Expense

As of December 31, 2023, the interest expense decreased to US$21.9 million from US$28.9 million for the year ended December 31, 2022. This decrease was primarily due to new debt issuances at a lower interest rate.

Other Financial Results

Other financial results totaled a loss of US$65.5 million for the year ended December 31, 2023, compared to a loss of US$67.6 million for the year ended December 31, 2022. This change was primarily due to a 183% decrease in the discount of assets and liabilities at present value, a 210% decrease in changes in the fair value of financial assets and a 45% in net changes in foreign exchange rate, partially offset by a 36% increase in revaluations of loans originated by financial liabilities incurred in Argentina adjusted by the reference stabilization ratio (“UVA” for its acronym in Spanish).

Profit Before Income Taxes

Profit before income taxes totaled a gain of US$545.4 million during the year ended December 31, 2023, compared to a loss of US$433.5 million during the year ended December 31, 2022.

Income Tax expense

Our income tax expenses totaled a loss of US$148.4 million during the year ended December 31, 2023, compared to a loss of US$164.0 million during the year ended December 31, 2022. This change was primarily driven by a net effect of (i) an decrease in current income tax expenses from US$92.1 million to US$16.4 million compared to the year ended December 31, 2022, and (ii) an increase in deferred income tax expense of US$132.0 million in 2023, compared to US$71.9 million in 2022, mainly driven by the deferred tax inflation adjustment from our main subsidiary Vista Argentina, and the depreciation of the Argentine peso with respect to the US$ affecting the Company’s tax deductions of non-monetary assets.

Profit for the year, net

During the year ended December 31, 2023, the profit for the year, net totaled US$397.0 million, compared to US$269.5 million during year ended December 31, 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

	Year ended December 31, 2022		Year ended December 31, 2021
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contract with customers	1,187,660	100%	665,310	100%
Cost of sales	(557,424)	(47)%	(398,705)	(60)%
Gross profit	630,236	53%	266,605	40%
Selling expenses	(59,904)	(5)%	(42,748)	(6)%
General and administrative expenses	(63,826)	(5)%	(45,858)	(7)%
Exploration expenses	(736)	0%	(561)	(0)%
Other operating income	26,698	2%	23,285	3%
Other operating expenses	(3,321)	0%	(4,214)	(1)%
Reversal (Impairment) of long- lived assets	—	0%	14,044	2%
Operating profit	529,147	45%	210,553	32%
Interest income	809	0%	65	0%
Interest expense	(28,886)	(2)%	(50,660)	(8)%
Other financial income (expense)	(67,556)	(6)%	(7,194)	(1)%
Financial income (expense), net	(95,633)	(8)%	(57,789)	(9)%
Profit before income tax	433,514	37%	152,764	23%
Current income tax (expense)	(92,089)	(8)%	(62,419)	(9)%
Deferred income tax (expense)	(71,890)	(6)%	(39,695)	(6)%
Income tax (expense)	(163,979)	(14)%	(102,114)	(15)%
Profit for the year	269,535	23%	50,650	8%
Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or (loss) in subsequent periods
(Loss) profit from actuarial remediation related to employee benefits	(4,181)	0%	(4,513)	(1)%
Deferred income tax benefit (expense)	1,463	0%	2,048	0%
Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes	(2,718)	0%	(2,465)	(0)%
Other comprehensive income for the year, net of income taxes			(2,465)	(0)%
Total comprehensive profit for the year	266,817	22%	48,185	7%
Earnings per share
Basic (In US Dollars per share):	3.068	N/A	0.574	N/A
Diluted (In US Dollars per share):	2.755	N/A	0.543	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenues from crude oil sales	1,113,411	606,183
Revenues from natural gas sales	68,663	54,301
Revenues from NGL sales	5,586	4,826
Revenue from contracts with customers	1,187,660	665,310

Total revenue from contracts with customers increased to US$1,187.7 million during the year ended December 31, 2022, compared to US$665.3 million during the year ended December 31, 2021. Such increase was primarily driven by higher realized prices and higher production.

Revenues from crude oil increased to US$1,113.4 million during the year ended December 31, 2022, compared to US$606.2 million during the year ended December 31, 2021, which represented 94% and 91% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by an increase in realized crude oil price of 37% and an increase in production of 25 % year over year.

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

Revenues from natural gas increased to US$68.7 million during the year ended December 31, 2022, compared to US$54.3 million during the year ended December 31, 2021, which represented 6% and 8% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by an increase in the realized natural gas price, which increased 25% during 2022 compared to 2021.

Total volume of natural gas sold increased to 3,012 Mboe during the year ended December 31, 2022, compared to 2,911 Mboe during the year ended December 31, 2021. This increase was primarily driven by higher gas production.

The average realized natural gas sales prices was US$4.0/MMBtu during the year ended December 31, 2022, a 25% increase compared to US$3.2/MMBtu during the year ended December 31, 2021. Such increase was mainly driven by sales to industrial customers at US$3.7/MMBtu and exports to Chile at US$8.0/MMBtu.

Revenues from NGL increased to US$5.6 million during the year ended December 31, 2022, compared to US$4.8 million during the year ended December 31, 2021, which represented less than 1% of our total revenue from contracts with customers during both periods.

During the year ended December 31, 2022, 99% of our revenue was generated by our oil and gas properties in Argentina, as well as during the year ended December 31, 2021.

Cost of Sales

	For the year ended December 31, 2022	For the year ended December 31, 2021
	(in thousands of US$)
Operation costs	(133,385)	(107,123)
Crude oil stock fluctuation	(500)	(905)
Depreciation, depletion and amortization	(234,862)	(191,313)
Royalties and others	(188,677)	(99,364)
Cost of sales	(557,424)	(398,705)

Cost of sales increased to US$557.4 million during the year ended December 31, 2022, compared to US$398.7 million during the year ended December 31, 2021. Total cost of sales included operating expenses, fluctuations in the inventory of crude oil, depreciation, depletion and amortization and royalties. This increase was primarily driven by the increase in total production.

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

Depreciation, depletion and amortization increased to US$234.9 million during the year ended December 31, 2022, compared to US$191.3 million during the year ended December 31, 2021, which represented 46% and 50% of our total cost of sales, respectively. This increase was primarily driven by higher capital expenditures and total production in 2022 compared to 2021.

Royalties and others increased to US$188.7 million during the year ended December 31, 2022, compared to US$99.4 million during the year ended December 31, 2021, which represented 34% and 25% of our total cost of sales, respectively. This increase was primarily driven by the abovementioned increase in total production, realized oil price and realized natural gas price.

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

Further, on September 12, 2018, we entered executed a subscription agreement with Kensington Investments B.V., RVCP’s sole limited partner, for the subscription of the FPA Shares and the FPA Warrants that could be purchase by RVCP, or its permitted transferees, pursuant to the FPA. On February 12, 2019, we completed the sale of the FPA Shares and the FPA Warrants to Kensington Investments B.V. for an amount of US$50.0 million pursuant to the FPA and, additionally, 500,000 series A shares for an amount of US$5.0 million pursuant to certain subscription commitment among Vista and Kensington Investments B.V. The FPA Warrants were subject to the same terms as the Sponsor Warrants. As of the date of this annual report, there are no outstanding FPA Warrants as a result of the automatic exercise of all outstanding warrants on a cashless basis. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

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

In July 2019, we completed a global offering consisting of a follow-on public offering in Mexico of our series A shares and an international public offering in the United States and other countries of our series A shares represented by American Depositary Shares on the NYSE for a total amount of 10,906,257 series A shares (including all over-allotment options). Our ADSs began trading on the NYSE on July 26, 2019, under the ticker symbol “VIST.” The gross proceeds of the global offering amounted to approximately US$101 million, before fees and expenses.

As of the date of this annual report, 3,215,454 Shares became outstanding as the Warrants in their original terms have been exercised in full. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

We believe that our working capital is sufficient for our present requirements.

Indebtedness

As of December 31, 2023, we had total outstanding indebtedness of US$616.1 million.

Banco Santander International loan

On January 19, 2021, Vista Argentina entered into a bilateral loan agreement with Banco Santander International, for the amount of US$11,700,000, secured by cash collateral under two Pledge Agreements entered into (i) between Vista Argentina and Banco Santander International; and (ii) among us and Banco Santander International. On June 27, 2021 the first amortization, amounting to US$ 7,000,000 was made. On January 20, 2022 the second amortization, amounting to US$ 750,000 was made. The loan agreement provides for an additional amortization payment due on January 20, 2026.

On June 29, 2021, Vista Argentina entered into two bilateral loan agreements with Banco Santander International, for the amount of US$13,500,000 and US$30,000,000 respectively, each secured by cash collateral under two Pledge Agreements entered into (i) between Vista Argentina and Banco Santander International; (ii) among us and Banco Santander International. The amount outstanding under this facility is US$15,700,000, which is due on July 2, 2026.

On December 28, 2021, Vista Argentina entered into a bilateral loan agreement with Banco Santander International, for the amount of US$13,500,000 secured by cash collateral under two Pledge Agreements entered into (i) between Vista Argentina and Banco Santander International; (ii) among us and Banco Santander International. The amount outstanding under this facility is US$4,700,000, which is due on January 4, 2027.

Export Finance Corp. loan

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

Vista Argentina Bonds

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

On February 2020, Vista Argentina issued a 48-month bullet bond for US$50 million at a flat interest rate of 3.50% per annum (“Series III Bonds”), which on November 10, 2022, was partially exchanged for a 36-month bullet bond at a flat interest rate of 6.25% per annum amounting to US$40.51 million (“Series XIV Bonds”). The outstanding US$9.49 million of Series III Bond were prepaid on December 7, 2023.

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

On March 10, 2021, Vista Argentina issued notes for a nominal amount of US$42.3 million, at a fixed annual nominal interest rate of 4.25%, whose principal will be fully amortized in a single installment on the maturity date, on March 10, 2024 (“Series VII Bonds”). On May 29, 2023, Series VII Bonds were partially exchanged for additional Series XVI Bonds amounting to US$40.53 million. The outstanding US$2.77 million of Series VII Bonds were prepaid on June 12, 2023.

On June 18, 2021, Vista Argentina issued notes for a nominal amount of US$38,8 million, at a fixed annual nominal interest rate of 4%, whose principal will be fully amortized in a single installment on the maturity date, on June 18, 2023 (“Series IX Bonds”). On December 6, 2022, Series IX Bonds partially exchanged for Series XVI Bonds amounting to US$34.4 million. The outstanding US$4.4 million was prepaid on December 19, 2022.

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

On June 5, 2023, Vista Argentina issued notes for a nominal amount of US$13.5 million at a fixed annual nominal interest rate of 4.5%, whose principal will be fully amortized in a single installment on the maturity date, on July 20, 2025 (“Series XX Bonds”).

On August 11, 2023, Vista Argentina issued notes for a nominal amount of US$70 million at a fixed annual nominal interest rate of 0.99%, whose principal will be fully amortized in a single installment on the maturity date, on August 11, 2028 (“Series XXI Bonds”).

On December 5, 2023, Vista Argentina issued notes for a nominal amount of US$14.7 million at a fixed annual nominal interest rate of 5%, whose principal will be fully amortized in a single installment on the maturity date, on June 5, 2026 (“Series XXII Bonds”).

ConocoPhillips

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

Other contractual obligations

As of December 31, 2023, the Company also have other commitments and contractual obligations as follows:

	Payments due by period
	Total	Short Term (Less than one year)	Long Term (More than one year)
	(in thousands of US$)
Employee Benefit Plan	9,024	974	8,050
Lease Agreements	93,427	38,818	54,609

Total	102,451	39,793	62,658

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

During the year ended December 31, 2023, we made total capital expenditures of US$ 734.3 million. During the year ended December 31, 2022, we made total capital expenditures of US$540.0 million. During the year ended December 31, 2021, we made total capital expenditures of US$324.1 million.

As part of the terms and conditions governing the concession agreements relating to our oil and gas properties in Argentina, we are committed to making capital investments for drilling and completing wells, performing well workovers and investing in facilities. We have estimated the amount of capital expenditures required to comply with our commitments under such concessions based on the historical costs of drilling and completing wells, performing well workovers and investing in facilities. According to our best estimates, our remaining investment commitments, as of the date of this annual report, are as follows:

(i)	In Bajada del Palo Este, to drill and complete one well; and

(ii)

In Entre Lomas, 25 de Mayo-Medanito and Jagüel de los Machos, drill and complete two development wells, one extensión well, execute 11 workovers and abandon 21 wellls. As per the Conventional Assets Transaction agreement, Aconcagua shall assume all past investment commitments, as well as costs, taxes and royalties related to the CAT Exploitation Concessions.

Capital expenditures related to these commitments amount to an estimated US$30 million. For more information on these investment commitments, see Note 29 to our Audited Financial Statements.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Cash flows provided by (used in)
Operating activities	712,033	689,771	401,393
Investing activities	(699,313)	(582,712)	(295,456)
Financing activities	19,556	(143,201)	6,525
Net increase (decrease) in cash and cash equivalents	32,276	(36,142)	112,462

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

Cash Flows Provided by Operating Activities

For the year ended December 31, 2023, net cash generated by operating activities was US$712.0 million. This was mainly driven by an increase in opeating profit for 2023 of US$631.5 million, compared to US$ 529.1 million in 2022, primarily driven by lower lifting cost amid stable revenues and a positive impact from the Exports Increase program.

For the year ended December 31, 2022, net cash generated by operating activities was US$689.8 million. This was mainly due to an increase in revenues for 2022 of US$1,143.8 million, compared to US$652.3 million in 2021, primarily driven by higher production and realized prices.

For the year ended December 31, 2021, net cash generated by operating activities was US$401.4 million. This was mainly due to an increase in revenues for 2021 of US$652.3 million, compared to US$273.9 million in 2020, primarily driven by higher production and realized prices.

Cash Flows Used in Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was US$699.3, mainly due to payments of US$688.4 million for the acquisition of property, plant and equipment.

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

Cash Flows Provided by (used in) Financing Activities

During the year ended December 31, 2023, cash used in financing activities was US$19.6. This was primarily due to new loans for US$318.2 million, which was partially offset by loan principal repayments of US$211.5 million.

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

Our board of directors is responsible for the oversight of our business and is comprised of six members, five of which are independent. Set forth below are the name, age, position and biographical description of each of our current directors.

Name	Position	Independent*	Age	Appointed	Term Expires on
Miguel Galuccio	Chairman	No	56	2017	No expiration date
Susan L. Segal	Director	Yes	71	2017	No expiration date
Mauricio Doehner Cobian	Director	Yes	49	2017	No expiration date
Pierre-Jean Sivignon	Director	Yes	67	2018	No expiration date
Gerard Martellozo	Director	Yes	68	2022	No expiration date
Germán Losada	Director	Yes	39	2022	No expiration date

*	Independent under NYSE standards, applicable SEC rules and the CNBV Rules.

Miguel Galuccio serves as our Chairman and Chief Executive Officer. He is currently an independent member of the board of directors of SLB, the largest global oil services company. From May 2012 to April 2016, Mr. Galuccio served as the Chairman and Chief Executive Officer of YPF, Argentina’s largest oil company. Under his leadership, the company became the largest producer of hydrocarbons from shale formations globally outside North America. Prior to joining YPF, Mr. Galuccio held various international positions at SLB, spanning North America, the Middle East, Asia, Europe, Latin America, Russia, and China. His last role at the firm was as President of SLB

Production Management. He also served as President of Integrated Project Management, General Manager for Mexico and Central America, and Real-Time Reservoir Manager. Additionally, Mr. Galuccio is a founder and board member at GridX, a company investing in next-generation biotech startups. Mr. Galuccio holds a bachelor’s degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires in Argentina.

Susan Segal serves as an independent member of our Board of Directors. Ms. Segal was elected President and CEO of Americas Society/Council of the Americas in 2003 after having worked in the private sector with Latin America and other emerging markets for over 30 years. Prior to her appointment, Ms. Segal was a partner at Chase Capital Partners/JPMorgan Partners focusing on private equity in Latin America and pioneering early-stage venture capital investing in the region. As a banker, she focused on investment banking, building an emerging-market bond-trading unit, and the Latin American debt crisis of the 1980s and early 1990s where she lead the Bank’s Restructuring effort and chaired the Chilean and Philippine Advisory Committees. Ms. Segal is a board member at Mercado Libre, Vista and Robinhood as well as an Honorary Director of Scotiabank. She is also a board member of Americas Society/Council of the Americas, the Tinker Foundation, the Bretton Woods Committee and a member of the Council on Foreign Relations. Ms. Segal has received numerous awards and honors: including the Orden Bernardo O’Higgins, Chile; the Orden de San Carlos, Colombia; the Orden del Águila Azteca, Mexico; the Orden al Mérito por Servicios Distinguidos – Gran Oficial, Peru; and recognition as the North American-Chilean Chamber of Commerce’s Honorary Chilean of the Year. In 2022, Ms. Segal was recognized by Colombian President Iván Duque with the Orden de Boyacá in the category of Grand Cross; and was honored by the government of Ecuador with the National Order of Honorato Vásquez in the grade of Commander in September 2023.

Mauricio Doehner Cobian serves as an independent member of our Board of Directors. Mr. Doehner is Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact at CEMEX and is a member of its Executive Committee, reporting directly to the CEO. Mr. Doehner began work with CEMEX in 1996 and has held various executive positions in areas such as Strategic Planning, Institutional Relations and Communications and Business Risk Management for Europe, Asia, Middle East, South America, and Mexico. While acting in such capacities, he has led interactions and collaboration with several governments worldwide, as well as engaging in evaluation of tax structures, public policy initiatives, corporate social responsibility, communications, and crisis management. Further, he worked in Mexico’s Presidential Administration in 2000, leading its relationship with Mexican NGO’s, dealing with diverse issues such as government reforms and the national budget. Mr. Doehner also worked at Violy Byorum & Partners Investment Bank. Currently, he is the Vice President of the Mexican Employers’ Confederation (COPARMEX), Vice-president of the Confederation of Industrial Chambers (CONCAMIN) and a member of the boards of the Trust for the Americas organization affiliated to the Organization of American States (OAS), the Center of Citizen Integration (CIC), the Industrials Club of Monterrey, the Museum of Modern Art of Monterrey (MARCO), the Mexican Business Coordinating Council (CCE), the School of Social Sciences and Government at Tecnológico de Monterrey, and a member of the GAP Group within the Consejo Mexicano de Negocios (CMN). He is also a contributor to Expansión Magazine. Mr. Doehner holds a bachelor’s degree in economics from Tecnológico de Monterrey, a master’s degree in business administration from IESE/IPADE, a professional certificate in competitive intelligence from the FULD Academy of Competitive Intelligence in Boston, Massachusetts and, a Master in Public Administration from Harvard Kennedy School. Mauricio is a board member of the Advisory Board of the Center for U.S.—Mexican Studies (USMEX) at the School of Global Policy and Strategy (GPS) at UC San Diego.

Pierre-Jean Sivignon serves as an independent member of our Board of Directors. Mr. Pierre-Jean Sivignon was an advisor to the Chairman and CEO of Carrefour Group in Paris until December 2018, where he previously held the positions of Deputy CEO, CFO and Member of the Executive Board as well as Chairman of the Board of their publicly traded subsidiary in Brazil. Prior experience includes positions as the Chief Financial Officer, Executive Vice President, Member of the Board of Management at both Royal Philips Electronics in Amsterdam and at Faurecia (now Forvia) Group in Paris. He also held various high level financial and managerial positions with the SLB Group in different locations, including New York and Paris. Mr. Sivignon served in the past as an independent director of the Supervisory Boards of Imerys, Technip FMC (both companies traded on the Paris Stock Exchange), and Imperial Brands plc (which traded on London Stock Exchange). Mr. Sivignon graduated from French baccalaureate with honors in France and received an MBA from ESSEC (Ecole Supérieure des Sciences Economiques et Commerciales) also in France.

Gerard Martellozo serves as an independent member of our Board of Directors. Mr. Martellozo developed his career at SLB for over 40 years, retiring in 2019 as Vice President of Human Resources globally. Prior to assuming this position in 2014, he served as Senior Advisor to SLB’s chief executive officer, based in Houston, Texas, United States. Gérard joined SLB in 1979 after completing a Master in Engineering at the Ecole Nationale Superieure de l’Aeronautique et de l’Espace (Sup’Aero), France. He began his oilfield career as a wireline field engineer, quickly progressing into operations management with assignments in Spain, Italy, France, Nigeria, Algeria and Venezuela. After his experience in industry operating matters, he transitioned into Human Resources and worked with most of the company’s oilfield services business sectors over the next 20 years. From 2010 to 2012 he was HR Director of the company’s drilling group and responsible for integrating the several major oilfield services companies purchased by SLB including Cameron, Smith, M-I and Geoservices. Gérard Martellozo is currently the Chairman of the Board for the SLB Foundation. Before that, he joined the board of the Foundation in March 2014 to continue to lend his support to SLB’s long-term commitment to promoting women in technology in the world at large. He was also co-founder of Partnerjob.com, for which he served as treasurer from 2003 to its sale in 2017 to NetExpat.

Germán Losada serves as an independent member of our Board of Directors. Mr. Losada is a Co-founder, Chairman and COO at VEMO, a leading integrated clean mobility company in Latin America. Mr. Losada has 12 years of experience in private equity, focused on the energy sector in Europe, United States and Latin America, with a strong expertise in building start-ups. He was a founding team member of Riverstone’s Latin America efforts, where he led the decarbonization growth equity and infrastructure investments. Mr. Losada serves as Chairman of VEMO and is a member of the Boards of Directors of Energía Real, White River Renewables and A2 Renovables. Previously, Mr. Losada worked in the European private equity group of First Reserve and in the investment banking division of Goldman Sachs in its Global Natural Resources and Latin America groups. Mr. Losada graduated from the University of San Andres in Argentina, where he earned a degree in Business Administration.

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

For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Memorandum and Articles of Association—Audit and Corporate Practices Committees.”

Agreements with Directors

There are no agreements between us and the members of our Board of Directors that provide for any benefits upon termination of their designation as directors. None of our directors maintains service contracts with us except as described in “Principal Shareholders” and “Related Party Transactions.”

Executive Team

The following table sets forth the members of our Executive Team as of the date of this annual report, which were designated on August 1, 2017.

Name	Position	Age
Miguel Galuccio	Chairman and Chief Executive Officer	56
Pablo Manuel Vera Pinto	Chief Financial Officer	46
Juan Garoby	Chief Operations Officer	53
Alejandro Cherñacov	Strategic Planning and Investor Relations Officer	42

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

Juan Garoby has served as our Chief Operations Officer since August 1, 2017, and has been involved with us since our incorporation on March 22, 2017. Mr. Garoby served as Interim Vice President of Exploration & Production of YPF from August 2016 to October 2016, Head of Drilling and Completions from April 2014 to August 2016 and Head of Unconventional from June 2012 to April 2014, (when he also served as President of YPF Servicios Petroleros S.A., a YPF-owned drilling contractor). Prior to his time at YPF, Mr. Garoby worked at SLB as Operations Manager for Europe and Africa. Mr. Garoby has also held several positions at Baker Hughes, including Director of Baker Hughes do Brasil, Country Manager of Baker Hughes Centrilift Brazil and Country Manager of Baker Hughes Centrilift Ecuador & Peru, among others. Mr. Garoby holds a bachelor’s degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires in Argentina.

Alejandro Cherñacov has served as our Strategic Planning and Investor Relations Officer since August 1, 2017, and has been involved with us since our incorporation on March 22, 2017. Mr. Cherñacov served as Chief Financial Officer at Jagercor Energy Corp, a small-cap Canadian Securities Exchange-listed E&P company from January 2015 to February 2017. Previously, Mr. Cherñacov served as Investor Relations Officer of YPF, where he was responsible for repositioning the company in the local and international capital markets. Mr. Cherñacov previously held several positions in YPF’s E&P department where his last role was being in charge of the upstream portfolio management process, which covered Argentina, Brazil and Bolivia. Mr. Cherñacov holds a bachelor’s degree in economics from the Universidad de Buenos Aires, a master’s degree in finance from the Universidad Torcuato Di Tella in Buenos Aires and a strategic decision and risk management professional certificate from Stanford University in Palo Alto, California.

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

Compensation

During the year ended December 31, 2023, the aggregate remuneration paid by the Issuer to key management personnel for services in all capacities to the Issuer and its subsidiaries was US$32.6 million.

During the year ended December 31, 2023, the remuneration paid by the Issuer to each of the members of the Board of Directors, excluding the Chairman of the Board and the Chief Executive Officer, consisted of: (i) a fee payment of US$80,000.00, payable in four quarterly installments, and (ii) 25,000 series A shares, within the terms of the LTIP. The right to receive such remuneration was contingent upon attendance at a minimum of four meetings of the Company’s Board of Directors during the 2023 fiscal year.

Long Term Incentive Plan

On March 22, 2018, a shareholders’ meeting authorized the Plan (as defined above). The purpose of the plan is to provide the means for the Company and its subsidiaries to attract and retain talented people as officers, directors, employees and consultants which are key to the Company and its subsidiaries, enhancing the profitable growth of the Company and its subsidiaries. That same shareholders’ meeting vested our Board of Directors with the authority to administer the Plan and approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Share purchase plans are classified as equity-settled transactions on the grant date. As of the date of this annual report, 1,927,020 Restricted Stock, 1,552,057 Stock Options, and 5,550,523 Performance Restricted Stock are outstanding under the Plan. The exercise prices and expiration dates of the Stock Options outstanding under the Plan are as follows (i) 110,000 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (ii) 40,650 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, (iii) 493,828 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (iv) 513,378 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, (v) 385,203 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, and (vi) 8,998 Stock Options at an exercise price of US$32.02 per series A share, expiring on February 20, 2034. The following paragraphs describe the principal terms and conditions of the Plan.

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

On February 6, 2023, the Company filed with the SEC a registration statement on Form S-8, which relates to the registration of series A shares to be offered and sold under the Plan.

Business Address of the Members of our Board of Directors and Executive Team

The business address of the members of our Company’s board of directors and the members of our Executive Team is: Pedregal No. 24, Floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, Mexico City, Zip Code 11040, Mexico.

Share Ownership

As of the date of this annual report, Susan Segal, Pierre-Jean Sivignon, Gerard Martellozo, German Losada and Mauricio Doehner Cobian held series A shares of the Company, in each case representing less than 1% of our outstanding shares.

As of the date of this annual report, our Chairman owned (i) 7,595,671 series A shares, (ii) 101,965 vested Stock Options, (iii) 709,072 unvested Stock Options, (iv) 346,638 Restricted Stock, and (v) 2,496,889 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by the Chairman are as follows (i) 281,186 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 305,895 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, and (iii) 223,955 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034.

As of the date of this annual report, our Chief Financial Officer owned (i) 1,877,667 series A shares, (ii) 22,432 vested Stock Options, (iii) 162,156 unvested Stock Options, (iv) 79,390 Restricted Stock, and (v) 650,910 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by our Chief Financial Officer are as follows (i) 61,861 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 67,297 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, and (iii) 55,429 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034.

As of the date of this annual report, our Chief Operating Officer owned (i) 1,828,504 series A shares, (ii) 22,432 vested Stock Options, (iii) 162,156 unvested Stock Options, (iv) 79,390 Restricted Stock, and (v) 650,910 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by our Chief Operating Officer are as follows (i) 61,861 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 67,297 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, and (iii) 55,429 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034.

As of the date of this annual report, our Strategic Planning and Investor Relations Officer owned (i) 1,481,381 series A shares, (ii) 20,393 vested Stock Options, (iii) 147,415 unvested Stock Options, (iv) 72,174 Restricted Stock, and (v) 591,736 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by our Strategic Planning and Investor Relations Officer are as follows (i) 56,238 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 61,179 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, and (iii) 50,390 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034.

Except as set forth above, none of our directors or executive officers held Restricted Stock, Performance Restricted Stock or Stock Options, in each case and with respect to each such instrument, representing 1% or more of our outstanding shares as of the date of this annual report.

Employees

As of December 31, 2023, we had 470 employees, of which 453 were in Argentina and 17 in Mexico.

The following table shows the employee headcount for Vista for the periods presented:

	As of
	December 31, 2023	December 31, 2022	December 31, 2021
Vista	470	465	411

As of December 31, 2023, December 31, 2022, and December 31, 2021, 54%, 59% and 59%, respectively, of our employees in Argentina were represented by one union and benefitted from a collective bargaining agreement between such union and our subsidiaries.

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

As of December 31, 2023, there were also approximately 500 outsourced staff that access our operations on a daily basis to provide services. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Company—We face risks relating to certain legal proceedings.”

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

DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED

COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

ITEM 7A.	MAJOR SHAREHOLDERS

Our outstanding capital stock consists of two series of shares: series A shares and series C shares, in each case registered with the RNV and listed on the Mexican Stock Exchange. As of the date of this annual report, our capital stock was represented by 97,190,833 series A shares, and two series C shares. Each series of shares grants the same rights and obligations to its holders, including corporate and economic rights.

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

Shareholders	Amount	% of class
Series A shares
Al Mehwar Commercial Investments LLC (1)	12,822,581	13.19%
Miguel Galuccio (2)	7,697,636	7.92%

(1)

Al Mehwar Commercial Investments LLC is a subsidiary of Abu Dhabi Investment Council Company P.J.S.C. which is a joint stock company established by the Government of the Emirate of Abu Dhabi in the United Arab Emirates. Abu Dhabi Investment Council Company P.J.S.C. is wholly owned by Mubadala Investment Company P.J.S.C., which is itself wholly owned by the Government of the Emirate of Abu Dhabi.

(2)

As of the date of this annual report, our Chairman owned (i) 7,595,671 series A shares, (ii) 101,965 vested Stock Options, (iii) 709,072 unvested Stock Options, (iv) 346,638 Restricted Stock, and (v) 2,496,889 Performance Restricted Stock.

As of December 31, 2023, there were 78,015,279 ADSs outstanding (representing rights to 78,015,279 series A shares or 82% of outstanding series A shares). As of December 31, 2023, there were one registered holders of ADSs in the United States. It is not practicable for us to determine the number of our ADSs or series A shares beneficially owned in the United States. Likewise, we cannot readily ascertain the domicile of the final beneficial owners represented by ADS record holders in the United States or the domicile of the beneficial owners of our series A shares, either directly or indirectly

As of the date hereof, the Company is not directly nor indirectly controlled by another company, a government, or by any other individual or legal entity. In addition, we hereby represent that we are not aware of any commitment that could represent a change of control in our corporate structure.

ITEM 7B.	RELATED PARTY TRANSACTIONS

We enter into transactions with our shareholders and with companies that are owned or controlled, directly or indirectly, by us in the normal course of our business. Any transactions with such related parties have been made consistent with normal business operations using terms and conditions available in the market and are in accordance with applicable law.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period/year.

Key management personnel remuneration

Consolidated for the year ended December 31, 2023
Short-term employee benefits	13,959
Termination benefits	—
Share-based payment transactions	18,618

Total	32,577

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period/year related to key management personnel.

ITEM 7C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

SIGNIFICANT CHANGES

There are no significant changes to the financial information included in the most recent audited financial statements contained in this annual report, other than as otherwise described in this annual report.

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

Mexican Securities Market Law

The current Mexican Securities Market Law (as amended from time to time) was published in the Federal Official Gazette of Mexico on December 30, 2005, and became effective on June 28, 2006, and is referred to as the Mexican Securities Market Law.

In particular, the Mexican Securities Market Law:

•

includes private placement exemptions directed to Mexican institutional and qualified investors, and specifies the requirements that need to be satisfied for an issuer or underwriter to fall within the exemption;

•	includes improved rules for tender offers, dividing them in either voluntary or mandatory;

•	establishes standards for disclosure of holdings applicable to shareholders of public companies;

•	establishes the role of the board of directors of public companies;

•	defines the role of the chief executive officer and other relevant officers of public corporations;

•

defines the standards applicable to the board of directors and the duties and potential liabilities and penalties applicable to each director, the chief executive officer and other executive officers and the audit and corporate governance committee (introducing concepts such as the duty of care, duty of loyalty and safe harbors for actions attributable to directors and officers);

•	establishes the audit and corporate governance committee and establishes the audit and corporate governance committee with clearly defined responsibilities;

•	sets forth rights of minority shareholders (including the right to initiate shareholders’ derivative suits);

•	defines applicable sanctions for violation of law;

•	provides flexibility to allow regulated Mexican brokerage firms to engage in certain limited activities;

•	regulates stock exchanges, clearinghouses, futures and derivatives markets, and rating agencies;

•	establishes penalties (including incarceration), arising from violations of the Mexican Securities Market Law and regulations thereunder;

•	establishes that public companies are considered a single economic unit with the entities they control for reporting accounting and other purposes;

•	establishes concepts such as consortiums, groups of related persons or entities, control and decision-making power;

•	defines rules relating to the types of securities that may be offered by public companies;

•	sets forth information for share repurchases; and

•	specifies requirements for implementing anti-takeover measures.

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

More recently, a decree amending certain provisions on the Mexican Securities Market Law became effective on December 29, 2023, which contains, among others, certain provisions and adjustments (a) providing flexibility to issue different series and classes of shares without requiring CNBV authorization and without a percentage limit, including shares without voting rights, with restricted voting rights, with veto rights, that limit or expand the distribution of profits or other special economic rights; and (b) allowing to delegate to the board of directors of public companies the authority to approve capital increases and determine the terms for the subscription of shares issued in connection with such increase, including restrictions on the exercise of preemptive subscription rights.

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

Anti-Takeover Protections

The Mexican Securities Market Law provides that public companies may include anti-takeover provisions in their by-laws if such provisions (i) are approved by a majority of the shareholders, without shareholders representing 20% or more of the capital stock present at the meeting voting against such provision, and (ii) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party.

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

Capital Stock

Our capital stock is variable. The amount of the fixed portion of our capital stock that is not subject to rights of withdrawal is Ps. 3,000, represented by two series C common, nominative shares no par value. As of the date of this annual report, the two series C shares are held by the Company, and no economic or corporate rights might be exercised in connection therewith. The variable portion of our capital stock subject to rights of withdrawal is unlimited and represented by series A shares, which are ordinary, nominative, no par value and grant equal economic and corporate rights and obligations to their holders. As of the date of this annual report, the variable portion of our outstanding capital stock was comprised by 97,190,833 series A shares. Our series A shares may be subscribed to and paid for by Mexican or foreign individuals or corporations, as well as by any other foreign entities with or without legal entity. Our series B shares (which were ordinary, nominative, with no par value and grant the same economic and corporate rights and obligations to their holders) have been cancelled and at their time, were subscribed and paid by our “Strategic Partners” (otherwise referred to herein as the Sponsor) and the independent directors of the Company and were converted into series A shares as approved at an ordinary general shareholders’ meeting.

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

On March 22, 2018, a shareholders’ meeting authorized the Plan. That same shareholders’ meeting approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Additionally, the series A shares repurchased by the Company through our buy-back program may be allocated to the Plan. As of the date of this annual report, 10,393,970 series A shares have been vested and are outstanding in connection with the Plan. If all series A shares currently reserved for the Plan, in addition to all the shares repurchased through the ongoing buy-back program, became outstanding, our issued and outstanding share capital would increase 1.6% from 97,190,833 series A shares outstanding as of the date of this annual report to 98,781,026 series A shares. See “Item 6—Directors, Senior Management and Employees—Board of Directors—Long Term Incentive Plan.”

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

Voting Rights

Pursuant to our bylaws, each series of our shares grants the same rights and obligations to holders thereof, including economic rights, since all holders of the shares participate equally, without any distinction, in any dividend, repayment, amortization or distribution of any nature on the terms further described herein.

Our bylaws provide that, we may issue shares of different series or classes, with no voting rights, with limited corporate rights or with limited voting rights.

Non-voting shares shall not count for determining the necessary quorum to call to order a general shareholders’ meeting. Limited or restricted voting shares will count only in determining the necessary quorum to call to order shareholders’ meetings in which their vote is needed or special meetings.

Resolutions adopted at any general shareholders’ meeting in which the issuance of shares with different series or classes is approved shall set forth the rights, limitations, restrictions and all other characteristics corresponding to such shares.

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

•

resolve on any capital stock increase, determine the subscription terms of the shares object of the increase, oncluding the exclusion of the preemptive subscription right in connection with the issuance of shares that are object of the delegation, as such authority may be delegated by the general shareholders’ meeting of Vista, under the terms of its by-laws and article 55 of the Mexican Securities Market Law.

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

EXCHANGE CONTROLS

From 1991 until the end of 2001, Law No. 23,928 (the “Convertibility Law”) established a fixed exchange rate of Argentine Peso 1/US$. On January 6, 2002, Law No. 25,561 (the “Public Emergency Law”) formally put an end to that U.S. Dollar-Argentine Peso parity. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002, although the Argentine government has the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis. On December 23, 2019, Law No. 27,541 (the “Solidarity Law”) was published, which again declared the public emergency until December 31, 2020. See “Item 3—Key information—Risk factors—Detailed Risk Factors—Risks relating to Argentina—Significant fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and our business and results of operations in Argentina.”

Currency controls that tightened restrictions on capital flows, and the official exchange rate between the Argentine Peso and the Dollar and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods during the past years. By means of Decree No. 609/2019 (the “Decree 609”) dated September 1, 2019, as amended, the Argentine Executive Branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the Foreign Exchange Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments, the measures adopted through the Decree. At present, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 7,914, as subsequently amended and supplemented from time to time by BCRA’s communications (the “Exchange Regime”).

The BCRA requested the CNV to implement aligned measures to avoid elusive practices and operations. In this sense, the CNV, in line with the provisions of Article 3 of the Decree, established various measures to avoid such elusive practices and operations.

The following table sets forth the annual low, high, average and period-end exchange rates for the periods indicated, expressed in nominal Argentine Peso per U.S. Dollar, based on rates quoted by the BCRA (source: BCRA) (Communication “A” 3,500). The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine Peso.

	Low	High	Average (1)	Period End
	(pesos per U.S. Dollar)
Year ended December 31,
2018	18.42	40.90	29.32	37.81
2019	37.04	60.00	49.23	59.90
2020	59.82	84.15	71.61	84.15
2021	84.70	102.75	95.80	102.75
2022	103.04	177.13	133.55	177.13
2023	361.02	808.48	641.99	808.48
Month
January 2024	851.14	875.65	864.19	875.65
February 2024	875.65	884.54	878.71	880.59
March 2024	888.22	901.75	895.61	901.63
April 2024	901.75	913.27	908.99	912.36

(1)

Calculated using the average of the exchange rates on the last day of each month during the period (for annual periods), and the average of the exchange rates on each day during the period (for monthly periods).

No representation is made that peso amounts have been, could have been or could be converted into U.S. Dollars at the foregoing rates on any of the dates indicated.

(2)	Exchange rate calculated as of April 15, 2024.

Specific provisions for income from the foreign exchange market

Entry and settlement of the proceeds from the export of goods through the foreign exchange market

The Exchange Regime established that proceeds from exports of goods must be entered and settled through the foreign exchange market within 5 business days following their collection.

Decree No. 28/2023 published on December 13, 2023, established: (i) the export countervalue of the services included in subsection c) of paragraph 2 of Article 10 of Law No. 22,415 (“Customs Code”) and its amendments (which refers to services rendered in the country, with effective use or exploitation carried out abroad); and (ii) the countervalue of the export of goods included in the Common Nomenclature of MERCOSUR (“NCM”), including pre-financing and/or post-financing of exports from abroad or a liquidation advance; 80% of such countervalue must be brought into the country in foreign currency and/or negotiated through the foreign exchange market, and for the remaining 20% must be carried out through purchase and sale transactions with negotiable securities acquired with liquidation in foreign currency and sold with liquidation in local currency.

In the case of funds received or credited abroad, the deposit and liquidation for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country may be considered as completed.

There are some exceptions to the obligation to settle through the foreign exchange market, including, but not limited to: (i) collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022); and (ii) certain collections from exports of services of physical persons, as established by section 2.2.2.2.1. of the Ordered Text.

Amounts collected in foreign currency for claims related to exported goods must also be entered and settled in Argentine pesos in the foreign exchange market, up to the amount of the insured exported goods.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the foreign exchange market corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement have taken place.

Local charges for exports under the regime of farms to foreign-flagged means of transport

With respect to local charges for exports under the regime of farms to foreign-flagged means of transport, it will be considered as fully or partially compliant with the follow-up of the shipping permit, for an amount equivalent to that paid locally in Argentine pesos and/or in foreign currency to the exporter by a local agent of the company owning the foreign-flagged means of transport, provided that the following conditions are met:

(i)

The documentation shows that the delivery of the exported goods has taken place in the country, that the local agent of the company owning the foreign-flagged means of transport has made the payment to the exporter locally and the currency in which such payment was made.

(ii)

The company has a certification issued by a financial entity stating that the referred local agent would have had access to the foreign exchange market. for the equivalent amount in foreign currency that is intended to be imputed to the permit.

The financial entity issuing such certification must previously verify compliance with all the requirements established by the exchange regulations for access to the foreign exchange market, with the exception of the provisions of Article 3.16.1 of such regulations and have a sworn statement from the referred local agent stating that it has not transferred and will not transfer funds abroad for the proportional part of the transactions included in the certification.

(iii)	In the event that the amounts have been received in the country in foreign currency, the company has the certification of settlement of the funds in the foreign exchange market.

The local agent of the company owning the foreign-flagged means of transport must not have used this mechanism for an amount exceeding US$ 2,000,000 in the charged calendar month.

Obligation to settle foreign currency from exports of services

Payments received for the provision of services by residents to non-residents must be entered and settled through the foreign exchange market within 5 business days from the date of its collection abroad or in the country or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

The aforementioned provisions of Decree No. 28/2023 are also applicable to the export of services (see “Item 10—Additional Information—Exchange Controls—Specific provisions for income from the foreign exchange market— Entry and settlement of the proceeds from the export of goods through the foreign exchange market”).

Application of export revenues

The exchange regime authorizes the application of export revenues to the repayment of: (i) pre-financing of exports and export financing granted or guaranteed by local financial entities; (ii) pre-financing of exports and export advances settled in the foreign exchange market, provided that the corresponding transactions have been executed through public deeds or public registries; (iii) financial indebtedness under contracts entered into prior to August 31, 2019 that provide for the cancellation thereof through the application abroad of export funds; (iv) other foreign financial indebtedness subject to certain requirements as set forth in Articles 7.9 and 7.10 of the Exchange Regime; and (v) advances, pre-financing and post-financing from abroad with partial liquidation under the provisions of Decrees No. 492/2023, No. 549/2023, No. 597/2023 and No. 28/2023. Likewise, it allows keeping export revenues abroad to guarantee the payment of new indebtedness, provided certain requirements are met.

Financial indebtedness with foreign countries

According to Article 2.4 of the Exchange Regime for resident debtors to be able to access the foreign exchange market to repay financial indebtedness with foreign countries disbursed as from September 1, 2019, the loan proceeds must have been settled through the foreign exchange market and the transaction must have been declared in the External Assets and Liabilities Survey (“Relevamiento de Activos y Pasivos Externos”). Accordingly, although settlement of the loan proceeds is not mandatory, failure to settle will preclude future access to the foreign exchange market for repayment purposes.

Access to the foreign exchange market to make such payments more than three days in advance of the due date is, as a general rule, subject to the BCRA’s prior authorization. Prepayments made with funds from new foreign loans duly settled or in connection with debt refinancing or liability management processes may be exempt from such prior authorization from the BCRA to the extent they comply with several requirements as set forth in Article 3.5 of the Exchange Regime.

Until December 31, 2024, prior BCRA approval is required for local residents to access the foreign exchange market to make principal and interest payments under cross-border financial borrowings with related parties. Certain specific exceptions apply and are included in item 3.5.6. of the Ordered Text. (unless the loan proceeds were settled through the foreign exchange market after October 1, 2020, and the loan has an average life of at least 2 years).

Specific provisions on access to the foreign exchange market

General requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the foreign exchange market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of principal and interest on foreign indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the BCRA. In this regard, the local company or individual must file a sworn statement stating that:

(a) (i) At the time of access to the foreign exchange market, all of its foreign currency holdings in the country are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the foreign exchange market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000 (funds deposited abroad that constitute reserve or guarantee funds under debt contracts with foreign countries, or funds granted as guarantee for derivatives arranged abroad are excluded from this limit). If the customer is a local government, foreign currency holdings deposited with local financial institutions must also be accounted up to December the 31, 2024. For these purposes, “liquid foreign assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the foreign exchange market through swap and/or arbitrage operations with the deposited funds.

(b) It undertakes the obligation to settle in the foreign exchange market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

(c) On the date of access to the foreign exchange market and in the previous 90 calendar days in the case of securities issued under Argentine Law and in the 180 calendar days prior in the case of transactions that are not carried out with securities issued under Argentine Law, it: (i) did not arrange sales in the country of securities with settlement in foreign currency; (ii) did not exchange securities issued by residents for foreign assets; (iii) did not transfer securities to depository entities abroad; (iv) did not acquire in the country securities issued by non-residents with settlement in Argentine pesos; (v) did not acquire CEDEARs representing foreign shares; (vi) did not acquire securities representing private debt issued in foreign jurisdiction; and (vii) did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

(d) It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the foreign exchange market and for 90 calendar days thereafter in the case of securities issued under Argentine Law and for the following 180 calendar days in the case of transactions that are not carried out with securities issued under Argentine Law.

(e) Article 3.16.3 of the Exchange Regime adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the BCRA must be submitted to the corresponding financial institution:

(A) a sworn statement evidencing that within the term provided in section 3.16.3.4. (180 days prior to accessing the foreign exchange market) it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any person or legal entity, except those directly associated with regular transactions in the course of its business (this sworn statement shall be called “Sworn Statement—Section 1”); or

(B)(i) as required by Article 3.16.3.3. of the Foreign and Exchange Regulations, an affidavit stating details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in item 1.2.2.1 of the Large Exposures rules should be considered. Companies sharing a control relationship of the type defined in items 1.2.1.1 and 1.2.2.1 of the Large Exposures rules should be considered as members of the same “economic group” (the “Economic Group Description Affidavit”); and (ii) that on the day on which it requests access to the market and in the 180 days prior to that date, it has not delivered in the country any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services (the “Sworn Statement of Non-Delivery of Pesos to the Economic Group”). It also provides that in the case of individuals or legal entities exercising a direct control relationship, the term of 180 calendar days shall only be applicable for deliveries made as from April 21, 2013, and the term of 90 calendar days shall be applicable for deliveries made prior to that date. While for legal entities that are part of the same economic group but did not exercise a direct control relationship over the customer as of May 11, 2023, the provisions shall be applicable only for deliveries made as of May 12, 2023.

(C) The provisions of item 3.16.3.4. (as detailed in (B)(ii) above) may be deemed to have been complied with if the customer seeking access has submitted:

(i) an affidavit initialed by each physical or legal person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms provided in item 3.16.3.4., recording what is required in items 3.16.3.1., 3.16.3.2. and 3.16.3.4.; or

(ii) an Economic Group Affidavit of each person or legal entity declared in the affidavit indicated in item 3.16.3.3. (i.e., all Direct Controlling Entities and the declared members of the economic group), stating the provisions of Articles 3.16.3.1. and 3.16.3.2. of the Foreign and Exchange Regulations; or

(iii) a statement from each of the individuals or legal entities declared in the sworn statement indicated in item 3.16.3.3.3 (i.e., all the Direct Controlling Entities and the declared members of the economic group), stating that within the term set forth in item 3.16.3.4. has not received in the country any funds in local currency or other liquid local assets, except for funds in foreign currency deposited in local financial entities, except for those directly associated to usual transactions between residents for the acquisition of goods and/or services, which have come from the client or from any person detailed in item 3.16.3.3. to whom the client has delivered funds under the terms set forth in item 3.16.3.4.

Article 3.16.4 of the Exchange Regime establishes that companies shall require the prior approval of the BCRA to grant access to the foreign exchange market to individuals or legal entities included by the AFIP in the database of invoices or equivalent documents classified as apocryphal by such agency. This requirement will not be applicable for access to the foreign exchange market for the cancellation of foreign currency financing granted by local financial institutions, including payments for foreign currency consumption made by credit or purchase cards.

Imports Payments

Article 3.1 of the Exchange Regime allows access to the foreign exchange market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration. It also provides for the reestablishment of the “SEPAIMPO”, the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

Communication “A” 7,917 issued on December 13, 2023, later amended by Communication “A” 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services, establishing the following regarding the access to the foreign exchange market for the payment of imports of goods, effective as of December 13, 2023:

(b) Entities may provide access the foreign exchange market to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, in addition to the other applicable regulatory requirements, it is verified that the payment complies with the following schedule, according to the type of goods:

(i)

from its customs entry registration, the payment of the FOB value corresponding to the following goods may be made: (a) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the NCM); (b) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); (c) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the importation is carried out by an electric generation plant; d) electric energy (subchapters 2716.00.00 of the NCM).

(ii)

from 30 days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) pharmaceutical products and/or inputs used in their local processing, other goods related to health care or food for human consumption covered by the provisions of the Article 155 Tris of the Argentine Food Code, whose tariff positions according to the NCM are detailed in Article 12.3. of the Foreign and Exchange Regulations; (b) fertilizers and/or phytosanitary products and/or inputs that may be intended for local processing, whose tariff positions are detailed in Article 12.2. of the Foreign and Exchange Regulations. The entity must have the importer’s affidavit stating that the goods will be used for the purposes foreseen in this item.

(iii)

from 180 calendar days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) finished automobiles (subchapter 8703 of the NCM); (b) those corresponding to the tariff positions detailed in Article 12.1 of the Foreign and Exchange Regulations that are not covered in the preceding Articles, regardless of their FOB unit value.

(iv)	for the remaining goods, the payment of their FOB value may be made within the following terms counted from the registration of the customs entry of the goods:

a)	25% after 30 calendar days.

b)	An additional 25% after 60 calendar days.

c)	An additional 25% after 90 calendar days.

d)	The remaining 25% as from 120 calendar days.

(v)	Freight and insurance as part of the purchase condition agreed with the seller may be paid in full as from the first date on which the importer has access by virtue of the goods covered.

Entities may also grant access to the foreign exchange market without the prior approval of the BCRA to make deferred payments for new imports of goods with customs entry registration as from 13.12.23 before the terms set forth in point 1.2. when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in point 3 of the Communication.

Access to the foreign exchange market to make payments with pending customs registration shall require the prior approval of the BCRA except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in item 3 of the Communication “A” 7,917.

(c) Access to the foreign exchange market to make payments with pending customs entry registration or deferred payments before the terms set forth in item (b) above, when the remaining applicable requirements are met, only in the case of financing, new pre-financing or advance payments or under specific benefits.

(d) Access to the foreign exchange market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the BCRA except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations.

(e) Access to financial entities to cancel obligations derived from letters of credit or guaranteed letters issued or granted as from December 13, 2023, within the framework of an import in which it is required to have a SIRA declaration will be conditioned to the entity having documentation that proves, at the date of issuance or granting, the guaranteed transaction was compatible with the terms and conditions set forth in item (b) above and 2.2. herein.

Payment of foreign debts for the importation of goods and/or for services effectively rendered and/or accrued

On December 22, 2023, the BCRA issued Communication “A” 7,925 establishing the requirements for importers who have outstanding debts with foreign countries for the import of goods with customs entry registration until December 12, 2023 and/or for services effectively rendered and/or accrued until that date (the “Import Debt Stock”), to subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”).

Importers of goods may subscribe the BOPREAL for up to the amount of the outstanding debt for their imports of goods with customs entry registration up to and including December 12, 2023. The amount of the BOPREAL that importers may subscribe will be adjusted to the outstanding amount registered in the BCRA’s SEPAIMPO system. Importers of services accrued up to December 12, 2023, may also subscribe the BOPREAL for up to the amount of the outstanding debt for such transactions. Importers of goods and services that, prior to January 31, 2024, subscribe the series offered (maturity in 2027), and for an amount equal to or greater than 50% of the outstanding amount of the Import Debt Stock, will be able to access the foreign exchange market as from February 1, 2024 to pay the Import Debt Stock for the equivalent of 5% of the amount subscribed of such series.

Likewise, access to the foreign exchange market is authorized for the payment of the Import Debt Stock by means of an exchange and/or arbitrage with the funds deposited in a local bank account and originated in collections of principal and interest in foreign currency of the BOPREAL.

Importers subscribing to BOPREAL may sell them with settlement in foreign currency in the country or abroad or transfer them to depositories abroad, for up to the amount acquired in the primary subscription without limiting their ability to access the foreign exchange market. Likewise, Communication “A” 7,935 established that those who have subscribed BOPREAL in primary bidding may, as from April 1, 2024, carry out sales transactions of securities against foreign currency for the difference between the nominal value bid and the sale price in the secondary market obtained from the sale of the BOPREAL, without violating the sworn statements set forth in Articles 3.16.3.1. and 3.16.3.2. of the Foreign and Exchange Regulations.

Payment for services rendered by non-residents

Pursuant to section 3.2 of the Exchange Regime, entities may access the foreign exchange market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service. In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the operation is declared, if applicable, in the last due presentation of the “External Assets and Liabilities Survey.”

Communication “A” 7,953 issued on January 26, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services. Said Communication established the following regarding access to the foreign exchange market for the payment of imports of services, effective as of December 13, 2023:

II. Access to the foreign exchange market for the payment of services:

Entities may give access to the foreign exchange market to make payments for non-residents services that were or will be rendered as of December 13, 2023, when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

(i)	the payment corresponds to a transaction that falls under the following concept codes:

S03. Passenger Transportation Services.

S06. Travel (excluding transactions associated with withdrawals and/or consumption with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers).

S23. Audiovisual services.

S25. Government services.

S26. Health services by travel assistance companies.

S27. Other health services.

S29. Transactions associated with withdrawals and/or consumptions with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers.

(ii)	expenses paid to foreign financial entities for their usual operations.

(iii)

the payment corresponds to an operation that falls under the concept “S30. Freight services for goods import operations” and is made after a period of time equivalent to that in which payment for the goods transported could begin to be made as peritems 10.10.1 has elapsed since this date the service rendered.

(iv)

the payment corresponds to an operation that falls under item “S24. Other personal, cultural and recreational services” and is made after a period of 90 (ninety) calendar days from the date of rendering or accrual of the service.

(v)

the payment corresponds to a service not included in items 13.2.1. to 13.2.4. by a counterparty not related to the resident and the payment is made after a period of 30 (thirty) calendar days from the date of rendering or accrual of the service.

(vi)

the payment corresponds to a service not included in items 13.23.1 to 13.2.4. and rendered by a counterparty related to the resident and the payment is made after 180 (one hundred and eighty) calendar days from the date of rendering or accrual of the service.

III. Stock of debt of Imports of Services.

Access to the foreign exchange market for payments for non-resident services rendered and/or accrued as from December 12, 2023, in advance of the deadlines foreseen in points 13.2.3. to 13.2.6 of the Exchange Regime is admissable when, in addition to the other applicable requirements, the following situations are verified:

(i)

The customer accesses the foreign exchange market with funds originated from a financing of imports of services granted by a local financial institution from a foreign line of credit to the extent that the maturity dates and the amounts of principal to be paid of the financing granted are compatible with those provided for in item 13.2.

If the financing is granted prior to the date of rendering or accrual of the service, the terms set forth in item 13.2. shall be computed as from the estimated date of rendering or accrual plus 15 (fifteen) calendar days.

(ii)

The customer has access to the foreign exchange market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of point 13.3.1. regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

The entity must also have an affidavit from the importer stating that the prior approval of the BCRA will be required for the application of foreign currency from export collections prior to the maturity date arising from the term conditions stipulated for situations associated with a financing.

(iii)

The customer accesses the foreign exchange market simultaneously with the settlement of funds originated in a financial indebtedness abroad, to the extent that the provisions of Section 13.3.1. regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness abroad that is used by virtue of the provisions of this item may not be computed for the purposes of other specific mechanisms that enable access to the foreign exchange market as from the entry and/or settlement of this type of transactions.

(iv)	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in point 7.11.

(v)

The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22)” issued within the framework of the provisions of section 3.17.

(vi)	The payment corresponds to transactions financed or guaranteed prior to December 12, 2023, by local or foreign financial entities.

(vii)	The payment corresponds to operations financed or guaranteed prior to December 12, 2023, by international organizations and/or official credit agencies.

IV.	Payments of services abroad up to December 12, 2023.

The BCRA’s prior approval shall be required for access to the foreign exchange market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies the items 13.4.1. to 13.4.8.

IV. Payments of services abroad before the terms foreseen.

For the purposes of access to the foreign exchange market to make payments before the terms set forth in section 2.2., it is accepted in the case of financed transactions, as established by the regulations, or with new income through the foreign exchange market due to indebtedness, advances or pre-financing, among other situations.

External financial indebtedness

In order for resident debtors to be able to access the foreign exchange market to cancel foreign financial indebtedness disbursed as of September 1, 2019, it is necessary that the loan proceeds have been settled through the foreign exchange market and that the transaction has been declared in the External Assets and Liabilities Survey.

Repayment of foreign currency debt among residents

Access to the foreign exchange market for the repayment of debts and other obligations in foreign currency between residents, contracted as of September 1, 2019, is prohibited.

However, it establishes as exceptions the cancellation as from its maturity of principal and interest of:

•	Financing in foreign currency granted by local financial entities (including payments for consumption in foreign currency through credit cards).

•	Foreign currency liabilities between residents instrumented through public registries or deeds on or before August 30, 2019.

•

Issuances of debt securities made on or after September 1, 2019, with the purpose of refinancing foreign currency obligations between residents instrumented through public registries or public deeds before August 30, 2019, and involving an increase in the average life of the obligations.

•

The payment, at maturity, of the principal and interest services of new issues of debt securities made on or after November 29, 2019, with public registration in the country, denominated and payable in foreign currency in the country, to the extent that: (i) they are denominated and subscribed in foreign currency, (ii) the respective principal and interest services are payable in the country in foreign currency and (iii) the totality of the funds obtained with the issue are settled through the foreign exchange market.

•

Issues made between October 9, 2020, and December 31, 2023, of debt securities with public registration in the country, having an average life of no less than two years, denominated in foreign currency and whose services are payable in a foreign country or foreign currency in the country, that were delivered to creditors of financial indebtedness and or/ debt securities with public registry in the country denominated in foreign currency with maturities between October 15, 2020 and December 31, 2023, that has been delivered to creditors as a part of the refinancing parameters timely required in Article 3.17 of the Exchange Regime, following the requirements of point 3.6.1.4.

•

Issues made as from January 7, 2021 of debt securities with public registration in the country denominated in foreign currency and whose services are payable in foreign currency in the country, to the extent that they have been delivered to creditors to refinance pre-existing debts with extension of the average life, when it corresponds to the amount of the refinanced capital, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

•

The issuance of debt securities with public registry in the country that were included in item 7.11.1.5, to the extent that the record of customs entry of goods for a value equivalent to the financing received is demonstrated.

Principal payments under related counterparty debt until December 31, 2024

BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of principal and interest of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2024, in accordance with Article 3.5.6 of the Exchange Regime. Likewise, the debts included in this item will continue to be subject to prior approval even if there is a change in the creditor or the debtor which means that there is no longer a link between the creditor and the resident debtor.

The BCRA’s prior approval shall not be required (i) in the case of local financial institutions’ own transactions; (ii) in the case of a financial indebtedness abroad with an average life of not less than two years and the funds have been deposited and settled through the foreign exchange market as from October 2, 2020; (iii) in the case of a financial indebtedness abroad that meets all of the following conditions: (a) the funds have been used to finance projects within the framework of the Plan for the Promotion of Argentine Natural Gas Production—Supply and Demand Scheme 2020-2024 established in Article 2 of Decree No. 892/2020 (“Plan GasAr 2020-2024”), (b) the funds have been deposited and settled through the foreign exchange market as from November 16, 2020, (c) the indebtedness has an average life of not less than two years. Likewise, the aforementioned conformity shall not be applicable when (1) the client has a “Certification of Increase of Exports of Goods” for the years 2021 to 2023, issued within the framework of the provisions of item 3.18. for the equivalent of the amount of capital to be paid, (2) in the case of a financial indebtedness abroad with an average life of not less than 2 (two) years, settled between August 21, 2021 and December 12, 2023, and which was originally used to pay commercial debts for the import of goods and services that originated the issuance of a Certificate of Entry of New Financial Indebtedness Abroad within the framework of item 3.19; (3) in the case of a financial indebtedness abroad with an average life of not less than 2 (two) years originated between August 27, 2021 and December 12, 2023, originated in a refinancing with the creditor of commercial debts for the importation of goods and services within the framework of the provisions of item 3.20. The entity must have a certification for access to the foreign exchange market issued within the 5 (five) previous business days, by the entity that registered with the BCRA within the concept code “P17. Registration of refinancing of commercial debt under item 20 of Communication “A” 7626”; (4) the customer has a Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas, issued within the framework of the provisions of item 3.17., for the equivalent of the amount of capital to be paid; (5) it is a financial indebtedness abroad included in the mechanism of item 7.11. and the access date is consistent with the conditions required to be included in such mechanism.

Article 3.5.4 of the Exchange Regime establishes that, as long as the requirement to obtain prior approval to access the foreign exchange market to pay, at maturity, the principal and interests of external financial indebtedness, such requirement will not be applicable when the use of the funds has been the financing of projects within the framework of the Plan GasAr 2020-2024; when the funds have been deposited and settled through the foreign exchange market as from November 16, 2020 and the average life of the indebtedness is not less than two years.

Access to the foreign exchange market for the payment of new issues of debt securities

Entities may access to the foreign exchange market for the payment of principal and services of debt securities denominated and publicly registered abroad when the debtor has settled through the foreign exchange market an amount equivalent to the face value of the external indebtedness.

The aforementioned requirement will be deemed to be met for the portion of debt securities publicly registered abroad issued as from January 7, 2021, intended to refinance pre-existing debt by extending their average life, for an amount equivalent to the refinanced principal, and provided that the new securities do not have a principal maturity schedule within two years, for interest accrued through the date of refinancing and, interest that would accrue during the first two years on the refinanced indebtedness and/or on the deferral of the refinanced principal and/or interest that would accrue on the refinanced amounts.

Duly registered securities that are denominated and payable in foreign currency in Argentina

Pursuant to Article 2.5 of the Exchange Regime, resident debt issuers will have access to the foreign exchange market for the payment at maturity of principal and interest of duly registered debt security issues that are denominated and payable in foreign currency in Argentina, to the extent that (i) they are fully subscribed in foreign currency, and (ii) provided that the proceeds of the issue are previously settled through the foreign exchange market.

Non-resident access to the foreign exchange market

Pursuant to Article 3. 13 of the Exchange Regime, the prior approval of the BCRA will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, with the exception of the following situations: (a) international organizations and institutions that perform the functions of official export credit agencies; (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions; (c) representatives of courts, authorities or offices, special missions, commissions or bilateral organizations established by treaties or international agreements, to which the Argentine Republic is a party, to the extent that the transfers are made in the exercise of their functions; (d) transfers abroad on behalf of persons who are beneficiaries of retirement and/or pensions paid by the National Administration of Social Security (“ANSES”), for up to the amount paid by such agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in his/her registered country of residence; (e) purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of US$ 100, to the extent that the financial institution can verify in the online system implemented by the BCRA that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction; (f) transfers to offshore bank accounts of persons who are beneficiaries of pensions granted by the National State in accordance with Laws Nos. 24,043, 24,411, 25,914 and complementary laws; and (g) repatriations of direct investments of non-residents in companies that are not controlling companies of local financial entities, to the extent that the capital contribution has been entered and settled through the foreign exchange market as from October 2, 2020 and the repatriation takes place at least two years after its entry.

Access to the foreign exchange market for savings or investment purposes by individuals

Pursuant to Article 3.8 of the Exchange Regime, Argentine residents may access the foreign exchange market for purposes of asset formation abroad, family assistance and derivative transactions (with some expressly stated exceptions) for up to US$ 200 (through debits to local bank accounts) or US$ 100 (in cash) per person per month through all authorized exchange entities. If the access involves a transfer of funds abroad, the destination account must be an account owned by the same person.

In all cases, the general requirements detailed under “—Specific Provisions on Access to the Foreign Exchange Market—General Requirements” apply.

Purchases in Argentine pesos made abroad with debit cards and amounts in foreign currency acquired by human persons in the foreign exchange market as from September 1, 2020, for the payment of obligations between residents within the framework of Article 3.6 of the Exchange Regime, including payments for purchases with credit cards in foreign currency, will be deducted, as from the following calendar month, from the monthly quota of US$ 200. If the amount of such purchases exceeds the quota available for the following month or such quota has already been absorbed by other purchases made since September 1, 2020, such deduction shall be made from the quotas of the following months until the amount of such purchases is completed.

The corresponding entity will verify in the online system implemented by the BCRA whether the person has not reached the limits set for the corresponding calendar month or has not exceeded them in the previous calendar month and, therefore, is entitled to perform the exchange transaction, and will request the customer to submit a sworn statement stating that such person is not a beneficiary of any “Zero Rate Credits” referred to in Article 9 of Decree No. 332/2020, as amended, “Subsidized Rate Credits for Companies” and/or “Zero Rate Credits for Culture.”

In addition, by means of Communication “A” 7,606, the BCRA established that users of public utilities that requested and obtained the subsidy in the tariffs derived from the supply of natural gas and/or electric energy, as well as those that had obtained it automatically, and those that maintain the subsidy in the potable water tariffs, may not, while maintaining the mentioned benefit: (i) access the foreign exchange market to make purchases of foreign currency by human persons for the formation of foreign assets of residents, remission of family aid and for operations with derivatives, under the terms of section 3.8. of the rules on exterior and foreign exchange; nor (ii) to carry out the transactions set forth in section 4.3.2. of the rules on exterior and foreign exchange.

Finally, through Communication “A 7,609” the BCRA established, effective as from September 20, 2022, that customers who are legal persons residing in the country engaged in agricultural activities who sell goods within the framework of Decree No. 576/2022 to those who export them directly or as a result of a productive process carried out in the country may not: (i) access the foreign exchange market to make purchases of foreign currency by physical persons for the formation of foreign assets of residents, remission of family assistance and for transactions with derivatives, under the terms of section 3. 8. of the Exchange Regime; nor (ii) to carry out the transactions set forth in section 4.3.2. of the Exchange Regime. These last provisions are not applicable to physical persons.

Access to the foreign exchange market by other residents -excluding entities- for the formation of foreign assets and for derivative transactions.

Pursuant to Article 3.10 of the Exchange Regime, access to the foreign exchange market for the constitution of foreign assets and for derivative transactions by local governments, investment funds, other universalities established in Argentina, requires the prior authorization of the BCRA.

Access to the foreign exchange market by guarantee trusts for the payment of principal and interest

Pursuant to Article 3.7 of the Exchange Regime, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the foreign exchange market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the foreign exchange market to make such payments directly. Also, under certain conditions, a trustee may access the foreign exchange market to guarantee certain principal and interest payments on foreign financial debt and anticipate access to the foreign exchange market.

Derivative transactions

Article 3.12 of the Exchange Regime requires that, as from September 11, 2019, the settlement of futures transactions in regulated markets, “forwards”, options and any other type of derivatives entered into in the country, be made in Argentine pesos.

Likewise, access to the foreign exchange market will be allowed for the payment of premiums, constitution of guarantees and cancellations corresponding to interest rate hedging contract transactions for the obligations of residents abroad declared and validated, as applicable, in the Relevance of Foreign Assets and Liabilities, provided that such guarantees do not cover risks higher than the foreign liabilities incurred by the debtor at the interest rate of the risk being hedged through such transaction. The client that access the local market through this mechanism must designate an authorized institution to operate in the foreign exchange market that will do the follow up the operation and will submit a sworn statement committing to repatriate and settle the funds corresponding to it as a consequence of such operation or as a consequence of the release of the money from the guarantee, within 5 business days following the date on which such payment or release occurs.

Profit and dividend payment

Pursuant to Article 3.4 of the Exchange Regime, access to the foreign exchange market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the BCRA, unless the following requirements are met:

(i)	Dividends must correspond to closed and audited balance sheets.

(ii)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that correspond according to the distribution determined by the shareholders’ meeting.

(iii)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.

(iv)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

a)

Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the foreign exchange market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the foreign exchange market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.

b)

Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the foreign exchange market as from November 16, 2020, destined to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding paragraph, (ii) the access to the foreign exchange market occurs no earlier than two years from the date of settlement in the foreign exchange market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.

c)	The client must have a Certification of Increased Exports of Goods.

d)	It has certification under the foreign exchange access regimes for incremental production of oil and/or natural gas.

Cases that do not comply with the above conditions will require the prior approval of the BCRA to access the foreign exchange market for the purchase of foreign currency for the distribution of profits and dividends.

Other specific provisions

Swaps, arbitrage and securities transactions

Financial institutions may carry out foreign exchange operations and arbitrage operations with their clients in the following cases:

(i)	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside of Argentina.

(ii)

The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine treasury bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

(iii)

Foreign currency transfers abroad made by individuals from their local accounts denominated in foreign currency to offshore collection accounts up to an amount of US$ 500 in any month, provided that the individual submits a sworn statement stating that the transfer is made to assist in the support of Argentine residents who were forced to remain abroad in compliance with the measures adopted in response to the COVID-19 pandemic.

(iv)

Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the BCRA, up to the amount allowed for the use of cash under Articles 3.8. and 3.13 of the Exchange Regime.

(v)

Exchange and arbitrage transactions by non-resident individuals may be carried out without restrictions to the extent that the funds are credited to a tourist savings bank in accordance with the regulations on savings deposits, salary and special accounts.

(vi)

Payments of debts originating from the importation of goods with customs entry registration up to December 12, 2023 or in services rendered or accrued by non-residents up to the aforementioned date, provided that the remaining regulatory requirements are met and they are carried out with funds deposited in a local account and originating from collections of capital and interest in foreign currency of the Bonds for the Reconstruction of a Free Argentina (BOPREAL).

(vii)

Transfer of foreign currency abroad of customers from their special account for the Regime of Promotion of the Knowledge Economy to the extent that the regulatory requirements established for such purposes for each type of operation are complied with;

(viii)

All other exchange and arbitrage operations may be carried out by customers without the prior approval of the BCRA to the extent that they would be permitted without such approval under other exchange regulations. This also applies to local common securities depositories with respect to income received in foreign currency as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated item.

Securities transactions

According to CNV General Resolution No. 988/2023, sales of marketable securities with settlement in foreign currency, in any jurisdiction and regardless of the law under which they are issued may be made, provided that a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities, to the extent that the purchases of the marketable securities in question have been made against Argentine pesos.

Likewise, transfers to foreign depository institutions of marketable securities purchased with Argentine pesos, regardless of the law under which they are issued, must comply with a minimum holding period of 1 business day as from the date of deposit of such marketable securities, unless such accreditation (i) results from a primary placement of marketable securities issued by the National Treasury or by the BCRA, in the framework of the Communication “A” 7.918, as amended, (ii) or refers to Argentine shares and/or certificates of deposit (CEDEAR) traded in markets regulated by the CNV. Intermediaries and trading agents must verify compliance with the aforementioned minimum holding period of marketable securities.

In addition, (i) the beneficiaries of refinancings provided for in section 1.1.1. of the rules on “Financial Services within the Framework of the Sanitary Emergency provided for by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation, (ii) the beneficiaries of “Zero Rate Credits”, “Zero Rate Credits 2021”, “Zero Rate Credits Culture” or “Subsidized Rate Credits for Companies”, provided for in sections 1. 1.2. and 1.1.3. of the rules on “Financial Services within the Framework of the Sanitary Emergency provided by Decree No. 260/2020 Coronavirus (COVID-19)”, until their total cancellation, (iii) the beneficiaries of financing in Argentine pesos under section 2 of the Communication “A” 6,937, sections 2 and 3 of Communication “A” 7. 006, as supplemented; until its total cancellation, (iv) the beneficiaries of Article 2 of the Decree No. 319/2020 and complementary and regulatory rules, for the duration of the benefit with respect to the update of the value of the installment, and (v) the persons included in the Joint Resolution of the President of the Honorable Senate of the Nation and of the President of the Honorable Chamber of Deputies of the Nation No. 12/2020; will be prevented from selling marketable securities issued by residents to be settled in foreign currency in Argentina or transferring such marketable securities to foreign depositories or exchanging marketable securities issued by residents for foreign assets or the acquisition in the country with settlement in Argentine pesos of marketable securities issued by non-residents. Customers included in the BCRA Communications “A” 7,606 and “A” 7,609 may not carry out these transactions either.

Special provisions for financing under the GasAr Plan

Section 3.5.5 states that to the extent that the BCRA’s prior conformity requirement is in effect for access to the foreign exchange market for the cancellation at maturity of principal and interest on foreign financial debt, this requirement shall not apply to the extent that all of the following conditions are met:

(i)	The funds were used to finance projects within the framework of the Plan GasAr.

(ii)	The funds have been deposited and settled by the foreign exchange market as of November 16, 2020; and

(iii)	The indebtedness has an average life of not less than two years.

Special Provisions for the Export Investment Promotion Regime established by Decree No. 234/21

The Decree No. 234/2021 established a new Export Investment Promotion Regime (the “Promotion Regime”), with the objective, among others, of increasing exports of goods and promoting sustainable economic development. The Ministry of Economy and the Ministry of Productive Development will be the authorities for the application of the Promotion Regime.

The Promotion Regime covers investments for new productive projects in, among others, forestry, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as the expansion of existing business units that require investments to increase their production. The benefits of the Promotion Regime do not apply to commodities such as wheat, corn, soybeans and biodiesel, among others. Although the regulatory entities may include and/or exclude activities from the Promotion Regime, the decree establishes that vested rights will not be affected.

The requirements are as follows:

(i)	Both legal entities and individuals, resident or non-resident, may apply.

(ii)	Presentation of an “Export Investment Project” consisting of a minimum direct investment of US$ 100,000,000.

(iii)	Comply with the terms and conditions of the projects submitted and approved by the regulators.

(iv)

The followings time are not eligible to apply for the Promotion Regime: (a) individuals and legal entities whose representatives or directors have been convicted of certain crimes with prison sentences and/or disqualification for a specific period of time; (b) individuals and legal entities with overdue and unpaid tax or social security debts; (c) individuals and legal entities with tax or social security debts; (d) individuals and legal entities that have unpaid taxes, fees, fines or surcharges imposed on them by a final judicial or administrative decision in customs, exchange, tax or social security matters; and (e) individuals that have unjustifiably failed to comply with their obligations in connection with other promotion schemes.

Once the relevant requirements have been verified, the application authority will approve the project and will issue an “Export Investment Certificate” for the purpose of accessing the benefits established by the Promotion Regime, which will have a term of 15 years.

Beneficiaries participating in the Export Promotion Regime may apply up to 20% of the foreign currency income obtained from exports related to the project to (i) the payment of principal and interest of financial or commercial debts with foreign countries, (ii) the payment of dividends, and (iii) the repatriation of direct investments of non-residents. However, this benefit may not exceed an annual maximum of 25% of the gross amount of foreign currency liquidated by such beneficiary through the foreign exchange market to finance the development of the project. In estimating the gross amount of foreign currency settled by the beneficiary in the foreign exchange market to finance the project, foreign currency flows from exports will not be taken into account.

In the case of projects involving investments in excess of US$ 500,000,000, the beneficiaries may opt to access an extended benefit for each year in which the benefit previously provided for has not been used.

In the case of projects involving investments between US$ 500,000,000 and US$ 1,000,000,000, for each year in which the benefit has not been used, they may enjoy, for two consecutive years, an amount of free application equivalent to double the percentage previously foreseen.

The calculation of the benefit will be made on the foreign exchange earned from exports related to the project during the year in which the extended benefit is used.

The amount of the free application benefit may not exceed an annual maximum of 40% of the gross amount of the foreign currency effectively entered by the beneficiary in the foreign exchange market to finance the development of the project, at the time of making use of the same.

The benefits of the Promotion Regime will cease (i) upon expiration of the term of use, (ii) in certain cases, when the beneficiary ceases to have the capacity to carry out the activity that is the reason for the investment project, as established in the applicable regime, or (iii) if the beneficiary fails to comply with its obligations under the Promotion Regime without justification.

Regime for Access to Foreign Currency for Incremental Petroleum Production (RADPIP)

The Decree No. 277/2022 approved the Foreign Exchange Access Regime for the Incremental Production of Hydrocarbons with the purpose of promoting production in the hydrocarbons sector, generating incentives through the granting of foreign exchange access channels without prior authorization from the BCRA.

In this way, two regimes of access to the foreign exchange market were created to increase investments related to the production of crude oil and natural gas, which will be subordinated to a third regime for the promotion of employment, work and the development of suppliers in the regional and national hydrocarbons industry:

Beneficiaries: Those subjects registered in the Registry of Oil Companies of the National State that are holders of hydrocarbon exploitation concessions granted by the National State, the provinces or Ciudad Autónoma de Buenos Aires and that:

(i)	Adhere to the RADPIP (they may present themselves or associate with duly registered third parties);

(ii)	Obtain incremental crude oil production;

(iii)	Comply with the Regime for the Promotion of Employment, Labor, and the Development of Regional and National Suppliers of the Hydrocarbons Industry; and

(iv)	In case of being beneficiaries thereof, comply with the obligations set forth in the Plan GasAr.

Baseline calculation: The baseline will be the total crude oil accumulated by the beneficiary (including its subsidiaries or producing companies of the same economic group within the country), during 2021, in all the areas over which it holds a concession, according to the official data submitted to the Ministry of Energy as of May 28, 2022.

Incremental production calculation: Once the baseline is obtained, the Annual Incremental Production and Quarterly Incremental Production data will be obtained:

(i)	Annual Incremental Production: Difference between the effective production of the last 12 months and the baseline.

(ii)	Quarterly Incremental Production: 1/4 of the Annual Incremental Production.

Incentives: The beneficiary will enjoy the benefits of the RADPIGN on a percentage of its Incremental Injection on a quarterly basis. The base Incremental Injection Volume Benefit (“VIIB”) will be 30% of the Incremental Injection multiplied by the number of days in the quarter, which may be increased for different circumstances:

(i)	In the amount of percentage sections equivalent to 1/5 of the percentage of Internal Natural Gas Market Coverage.

(ii)	Up to 5% if the beneficiary is able to offset the technical decline related to conventional exploitation.

(iii)	By up to 2% if the incremental oil production is obtained from low productivity or previously inactive or closed wells, together with third party recovery companies.

(iv)	By up to 2% when the Annual Incremental Production is obtained by contracting at least 10% of the fracking services from regional or national companies.

(v)

Up to 2% when the beneficiary increases its investment, or initiates a new investment process, in exploration and exploitation of oil in marginal areas or in areas with exclusive conventional production with productive decline. The investment must be of US$ 5,000,000 in a maximum term of 2 years once adhered to the RADPIP.

Access to the foreign exchange market: There will be access to the foreign exchange market for an amount equivalent to its VIIB (valued at the weighted average export price of the last 12 months) of the system as a whole), for the following destinations:

(i)	Payment of principal and interest on commercial or financial liabilities abroad, including liabilities with nonresident related companies;

(ii)	Payment of profits and dividends corresponding to closed and audited balances; and/or

(iii)	Repatriation of direct investments of non-residents.

*	Net of export duties, incorporating premiums or discounts on the quality of crude oil, as regulated.

In addition, Communication “A” 7,914 establishes that the client that has a “Certification for the Regimes of Access to Foreign Currency for the Incremental Production of Oil and/or Natural Gas” (Decree No. 277/2022) may access the foreign exchange market for up to the amount of the certification to carry out:

(i)	Payments of principal of commercial debts for the importation of goods and services.

(ii)	Payments of interest on commercial debts for the importation of goods and services whose creditor is a counterparty related to the debtor without the prior conformity required in section 3.3.3.

(iii)	Payment of profits and dividends to non-resident shareholders to the extent that the requirements set forth in sections 3.4.1. to 3.4.3. are met.

(iv)	Payments of principal and interest on financial indebtedness with foreign countries whose creditor is a counterparty related to the debtor.

(v)	Payments of principal of financial debts in foreign currency covered by the provisions of section 3.17, in excess of the amount resulting from the established parameters.

(vi)	Repatriations of direct investments of non-residents in companies that are not controlling companies of local financial institutions.

In all cases, compliance with the remaining general and specific requirements applicable to the transaction, by virtue of the exchange regulations in force, must be evidenced.

Also, pursuant to Communication “A” 7,914, the beneficiaries must nominate a single local financial institution that will be responsible for issuing the “Certifications for the Regimes of Access to Foreign Currency for the Incremental Production of Oil and/or Natural Gas” and send them to the financial institution through which the client wishes to access the foreign exchange market.

Benefit transfer: Benefits may be transferred to direct suppliers of the beneficiary (subject to regulation).

Foreign Exchange Access Regime for Incremental Natural Gas Production (RADPIGN)

Beneficiaries: Those subjects registered in the Registry of Oil Companies of the National State who are holders of hydrocarbon exploitation concessions granted by the National State, the provinces or Ciudad Autónoma de Buenos Aires and who:

(i)	Adhere to the RADPIGN (they may apply or associate with duly registered third parties)

(ii)	Are awarded in compliance with base natural gas injection volumes over 365 days a year, in the auctions or price contests of the Plan GasAr 2020-2024.

(iii)	Obtain incremental injection levels with respect to the injection baseline; and

(iv)	Comply with the regime for the Promotion of Employment, Labor and the Development of Regional and National Suppliers of the Hydrocarbons Industry.

Injection baseline calculation: The injection baseline will be the annual average daily injection volume of natural gas for the year 2021, with measurement approved by the application authority and the ENARGAS, and effectively injected, including off system production, all from its own areas, including that of its subsidiaries or producing companies of the same economic group within the country.

Incremental injection calculation: Once the injection baseline is obtained, the incremental injection data will be obtained, being the daily average excess, with respect to the injection baseline, of the volume of natural gas effectively injected by the beneficiary. The volume effectively injected will be the average daily injection of the last 12 preceding months.

Incentives: The beneficiary will enjoy the benefits of the RADPIGN on a percentage of its Incremental Injection on a quarterly basis. The base VIIB will be 30% of the incremental injection multiplied by the number of days in the quarter, which may be increased due to different circumstances:

(i)	In the amount of percentage sections equivalent to 1/5 of the percentage of Internal Natural Gas Market Coverage;

(ii)	Up to 5% if the beneficiary is able to offset the technical decline related to conventional exploitation.

Access to the foreign exchange market: Access to the foreign exchange market will be granted for an amount equivalent to its VIIB (valued at the weighted average export price of the last 12 months) of the system as a whole), for the following purposes:

(i)	Payment of principal and interest on commercial or financial liabilities with foreign countries, including liabilities with non-resident related companies;

(ii)	Payment of profits and dividends corresponding to closed and audited balance sheets; and/or

(iii)	Repatriation of direct investments of non-residents.

In addition, Communication “A” 7,626 (supplementary to Decree No. 277/2022) regulates the requirements applicable for access to the foreign exchange market for those clients who have a “Certification for the Regimes of Access to Foreign Currency for the Incremental Production of Oil and/or Natural Gas.” See “Item 10—Additional Information—Exchange Controls—Regime for Access to Foreign Currency for Incremental Petroleum Production (RADPIP) —Access to the foreign exchange market.”

Benefit transfer: Benefits may be transferred to direct suppliers of the beneficiary (subject to regulation).

Regime for the Promotion of Employment, Labor, and the Development of Regional and National Suppliers of the Hydrocarbons Industry (RPEPNIH)

In order to access and maintain the benefits of the RADPIP and RADPIGN, the beneficiaries must simultaneously comply with the specific requirements of each regime to which they adhere, the principle of full and successive, regional and national use of the facilities in terms of employment and hiring of workers, and direct provision of services by SMEs (“PyMEs”) and regional companies and, in turn:

(i)	They shall submit to the Ministry of Productive Development and the Energy Secretariat of the Ministry of Economy approval of their Regional and National Supplier Development Plans.

(ii)

They must comply with a scheme in which they will be granted the possibility of resigning or equalization of the best offer, with priority to the offers for the provision of goods and/or services of regional and national origin, when the price of the offers of national origin is equal or lower than those of non-national origin, increased by 10% when the national offers are of a Regional Supplier, and by 5% when they are of an extra-regional National Supplier.

Criminal Exchange Regime

The Exchange Regime establishes that transactions that do not comply with the exchange regulations established by the Exchange Regime will be subject to the Criminal Exchange Regime (Law N° 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: http://www.infoleg.gob.ar/ or on the BCRA’s website: https://www.bcra.gob.ar/, as applicable. The information contained in these websites is not part of this annual report and is not deemed to be incorporated herein.

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

Note that pursuant to the labor reform, for Mexican entities to deduct payments for subcontracting specialized services, and credit the VAT related to such payments, the Mexican entity requires to receive certain documentation from the specialized service provider. Under the terms of the labor reform, the tax authorities may impose fines ranging from approximately US$10,250 to US$20,550 to the specialized service providers that fail to deliver the documentation for each obligation to deliver information not complied with. Furthermore, the labor reform establishes that Mexican entities subcontracting personnel will be joint and severally liable with the contracting party for the employment-related taxes triggered by the employees associated to the services or works rendered.

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

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the U.S.-Mexico Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the U.S.-Mexico Tax Treaty. Based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC for our 2023 or 2022 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican withholding tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS in regulations promulgated in December 2021, and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is either (i) eligible for, and properly elects, the benefits of the U.S.-Mexico Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Mexican tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Mexican tax on dividends is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Mexican tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions with respect to our series A shares or ADSs will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

A U.S. Holder generally will not be entitled to credit any Mexican or Argentine tax imposed on the sale or other disposition of the series A shares or ADSs against such U.S. Holder’s U.S. federal income tax liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the series A shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax for U.S. foreign tax credit purposes, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican or Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the series A shares or ADSs even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the series A shares or ADSs and any Mexican or Argentine tax imposed on such sale or disposition.

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

Based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC for our 2023 or 2022 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time. Accordingly, we cannot be certain that we will not be a PFIC for the current year or future years. If we are classified as a PFIC, you will generally be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), and gains that you recognize on the disposition of your series A shares or ADSs. Under these rules (a) the excess distributions or gains will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your series A shares or ADSs at death.

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

Argentine Tax Considerations

Income Tax Law imposes a capital gain tax on the sale or transfer by non-Argentine residents of shares or other participations in foreign entities when the following two conditions are met: (i) 30% or more of the market value of the shares, stakes, quotas, securities, or rights that the seller holds in the foreign entity is, at the time of the sale or at any time during the 12 months prior to the sale, derived from assets located in Argentina, and (ii) the participation being transferred represents (at the time of the sale or transfer or during the 12 prior months) 10% or more of the equity of the foreign entity (please note that Argentine regulations foresee that, in certain cases, shares sold by related persons must be aggregated for this purpose). The applicable tax rate would generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) of the proportional value that corresponds to the Argentine assets. This tax on indirect transfers only applies to participations in foreign entities acquired after the effective date of the tax reform, in force from January 1, 2018.

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

DOCUMENTS ON DISPLAY

Any SEC filings we make are available to the public over the Internet at the SEC’s website: www.sec.gov.

ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2023, the depositary reimbursed us a gross amount of US$50,000 in connection with the ADS program.

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

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2023.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2023, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

Attestation report of the registered public accounting firm

Reference is made to the report of Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited) on page F-4 of this annual report.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2023, the Company completed the fourth year of implementation of specific standards for the Sarbanes-Oxley Act (“SOX”) and performed a management assessment over internal control.

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

We have adopted a code of ethics and conduct (“Code of Ethics and Conduct”) that applies to all Vista’s officers and employees and third parties (contractors, suppliers, partners) which interact with Vista which is posted on our web site at: www.vistaenergy.com. We did not modify or amend our Code of Ethics and Conduct during the year ended December 31, 2023. In addition, we did not grant any waivers to our Code of Ethics and Conduct during the year ended December 31, 2023.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

Our independent registered public accounting firm is Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited), beginning with the audit of the year ended December 31, 2023. In 2022, and from 2017, our independent registered public accounting firm was Mancera, S.C. (member of Ernst & Young Global Limited). See “Item 16F—Change in registrant’s certifying accountant.”

The following table provides details in respect of audit, audit related, and tax fees billed by the independent registered public accounting firm and other member firms of Ernst & Young Global Limited involved in the PCAOB audit (collectively, “EY”) for professional services:

	2023	2022
	(in thousands of US$)
Audit fees	851	628
Audit- related fees	49	98
Tax fees	290	122

Total fees	1,190	848

Audit Fees. Audit fees in the above table are the aggregate fees billed by EY in connection with the audit of our annual financial statements and the review of our quarterly financial information and statutory audits.

Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by EY for assurance and other services related to the performance of the audit

Tax Fees. Tax fees in the above table are fees billed by EY for allowed tax compliance, tax advice and tax planning.

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

On December 20, 2023, Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited) was appointed as our independent registered public accounting firm, effective for the consolidated audit for the year ended December 31, 2023, succeeding Mancera, S.C. (member of Ernst & Young Global Limited), our former independent registered public accounting firm. The change of our independent registered public accounting firm was made at the request of the Audit Committee, after careful consideration and evaluation process and was approved by the Audit Committee.

Mancera, S.C. has served as our independent registered public accounting firm since 2017. Mancera, S.C.’s audit reports on our consolidated financial statements as of and for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company’s financial statements for each of the two most recent fiscal years ended December 31, 2022, and in the subsequent interim periods through December 19, 2023, there has been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between us and Mancera, S.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mancera, S.C., would have caused Mancera, S.C. to make reference to the subject matter in their report. Mancera, S.C. continues to participate in the audit process of the Company.

During the two most recent fiscal years ended December 31, 2022, and in the subsequent interim period prior to the engagement of Pistrelli, Henry Martin y Asociados S.R.L. on December 20, 2023, neither we nor anyone acting on our behalf consulted with Pistrelli, Henry Martin y Asociados S.R.L. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Pistrelli, Henry Martin y Asociados S.R.L. concluded was an important factor considered by us in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F. We have provided Mancera, S.C. with a copy of this Item 16F and have requested and received from Mancera, S.C. a letter addressed to the SEC stating whether or not Mancera, S.C. agrees with the above statements. A copy of the letter from Mancera, S.C. is attached as Exhibit 15.4 to this annual report.

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

The table below briefly describes the significant differences between our Mexican corporate governance rules and the NYSE corporate governance rules.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	A listed company must have at least 25% of independent directors. All listed companies must comply with this requirement.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.02	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.	The shareholder’s meeting of a listed company in which a director is appointed or ratified, or where such appointment or ratification is informed, must affirmatively determine whether such director qualifies as independent. Under the Mexican Securities Market Law (i) shareholders that individually or as a group control the listed company, (ii) officers, employees or examiners of the listed company or its affiliates; (iii) individuals with significant influence or command authority (as defined below) over the listed company or its affiliates, among other persons, cannot be appointed as independent directors. There is test with respect to independence from the management as such.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	There is no such requirement.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	A listed company must have a corporate governance committee with at least three members appointed by the board of directors and which members must all be independent. The corporate governance committee of a listed company that is controlled by a person or group maintaining 50% or more of its outstanding capital stock may be formed by a majority of independent members.

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.	There is no such requirement.

303A.06	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.	A listed company must have an audit committee with at least three members appointed by the board of directors and which members must all be independent. The minimum duties of this committee are set forth in the Mexican Securities Market Law, which include, among other things, supervising external auditors, discuss yearly financial statements and, when applicable, recommend their approval, informing the board of directors of existing internal controls and irregularities that it encounters, investigate breaches of operating policies internal control and internal audit systems and supervise the activities of the chief executive officer.

As a foreign private issuer, we are required to comply with Section 303A.06, other than the requirement to have a minimum of three members on our audit committee.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Stock options plans for employees and pensions plans of a listed company and its affiliates, and similar structures, must be approved by the shareholders’ meeting of the listed company. Such plan must provide for a general and equivalent treatment to all employees in similar situations.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	The by-laws of a listed company must comply with the corporate governance provided for in the Mexican Securities Market Law.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	A company listed in the Mexican Stock Exchange must adopt the code of ethics issued by the board of directors of such exchange and represent its knowledge of the best corporate practices code.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.12	(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	There is no such requirement.

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

As a foreign private issuer, we are required to comply with Section 303A.12.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk.

•

We have adopted a Cybersecurity Policy that serves as an umbrella for our cybersecurity risk management standards and procedures. Such document sets forth guidelines that are designed to promote the development, implementation, and improvement of policies and procedures to safeguard information and ensure availability of critical data and systems.

•

As an integral part of our Cybersecurity Policy, we have a cybersecurity governance framework in place with an initial scope, which is designed to protect information and information systems from unauthorized access and misuse. The program is built upon a foundation of advanced security technology, overseen by an experienced and trained team of experts with substantial knowledge of cybersecurity best practices.

Our cybersecurity risk management processes include the following:

•

The Company has a cybersecurity and information security framework that includes risk assessment and mitigation through a threat intelligence-driven approach, application controls, and enhanced security with ransomware defense. The framework leverages International Organization for Standardizations (ISO) 27001/27002 standards for general information technology controls, International Society of Automation (ISA) / International Electrotechnical Commission (IEC) standards for industrial automation, the National Institute of Standards and Technology (NIST) Cyber Security Framework for measuring overall readiness to respond to cyber threats, and Sarbanes-Oxley (SOX) for assessment of internal controls.

•

The Company utilizes policies, software, training programs and hardware solutions to protect and monitor our environment, including multifactor authentication on all critical systems (with no technical impediments), firewalls, intrusion detection and prevention systems, vulnerability and penetration testing and identity management systems.

•

Our platform includes a host of encryption, antivirus, multi-factor authentication, firewall and patch-management technologies designed to protect and maintain the systems and computers across our business.

•

Our Information Security team conducts annual information security awareness education and training for all employees, conducts internal “phishing” testing and training for “clickers”, requires security training for all new hires and publishes periodic cybersecurity newsletters to highlight any emerging or urgent security threats. We also conduct annual cyber awareness training and run tabletop and Crisis Management exercises to simulate a response to a cybersecurity incident, and use the findings to improve our practices, procedures, and technologies.

•

We maintain a Cybersecurity Incident Response Plan, which provides a framework for handling cybersecurity incidents based on the severity of the incident and facilitates cross-functional coordination across all areas and have established a global Security Operations Center to support enterprise visibility to cyber incidents in real time.

•	Our cybersecurity team regularly tests our controls through penetration testing, vulnerability scanning, and attack simulation.

•

Risk assessments are conducted quarterly to determine the likelihood and impact for each risk using a qualitative risk assessment methodology. Risks are identified from various sources, including vulnerability scans, and penetration tests. We monitor our infrastructure and applications to identify evolving cyber threats, scan for vulnerabilities and mitigate risks. The outcome of the assessment is reported to company management as per the established Cybersecurity governance model.

•

The Company conducts cybersecurity “tabletop” exercises administered by an independent third party with respect to breach and other problematic information security scenarios. The administrator poses questions to participants and advises how other companies typically respond to similar situations.

The Cybersecurity management process is run by the cybersecurity team and overseen by the Governance model described in the following section of this document.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. In the last fiscal three years, we have not experienced any material information security breach incidences and the expenses we have incurred from information security breach incidences were immaterial. This includes penalties and settlements, of which there were none.

Governance

Management

The cybersecurity risk management processes are managed by our Cybersecurity team lead reporting to the Innovation and Technology manager, who in turn reports to the CFO. Our Cybersecurity team lead has over 12 years of experience in cybersecurity in several industries, and the committee has been trained with fundamental cybersecurity skills provided by KPMG.

Cybersecurity committee

The Cybersecurity team reports quarterly to a Cybersecurity Committee which oversees and sponsors Cybersecurity strategy. Our CFO is the chair of the committee and reports the updates to the Corporate Practices Committee of the Board of Directors.

As part of this management, we keep the committee informed by reporting quarterly the following KPIs:

•	NIST Maturity Score;

•	Number of critical incidents reported in the period;

•	Cybersecurity monitoring Alert distribution in the period;

•	Number of critical risks;

•	Number of critical risk scenarios identified with level 1 post-mitigation (highest amount of impact and probability of occurrence);

•	Percentage of employees who complete mandatory cybersecurity trainings; and

•	Average result of controlled phishing exercises.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

1.1	English translation of bylaws (as amended) of the registrant.

2.1	Form of Deposit Agreement among Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), The Bank of New York Mellon, as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to our registration statement on Form F-6 filed with the SEC on July 2, 2019).

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (included as Exhibit 2.2 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), on April 30, 2020 and incorporated by reference herein).

4.1	English translation of concession agreement regarding the Entre Lomas concession in the Province of Neuquén, dated June 11, 2009, among Petrolera Entre Lomas S.A., APCO Argentina Inc. (Sucursal Argentina) and the Province of Neuquén (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.2	English translation of concession agreement regarding the Entre Lomas concession in the Province of Río Negro, dated December 9, 2014, among Petrolera Entre Lomas S.A. and the Province of Río Negro (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.3	English translation of concession agreement regarding the Jagüel de los Machos and 25 de Mayo–Medanito concessions in the Province of Río Negro, dated December 9, 2014, among Petrobras Argentina S.A. and the Province of Río (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.4	Amended and Restated Long Term Incentive Plan as approved by the Compensation Committee of the Board of Vista on February 22, 2023 (included as Exhibit 4.8 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. on April 24, 2023 and incorporated by reference herein).

8.1	List of Subsidiaries.

12.1	Certification of Miguel Galuccio of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pablo Manuel Vera Pinto of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Miguel Galuccio and Pablo Manuel Vera Pinto pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent Letter dated April 23, 2024, prepared by DeGolyer and MacNaughton.

15.2	Consent Letter dated April 23, 2024, prepared by Pistrelli, Henry Martin y Asociados S.R.L.( member of Ernst & Young Global Limited).

15.3	Consent Letter dated April 23, 2024, prepared by Mancera, S.C. (member of Ernst & Young Global Limited).

15.4	Letter dated April 23, 2024 from Mancera, S.C. (member of Ernst & Young Global Limited).

97.1	Policy for the Recovery of Erroneously Awarded Compensation.

99.1	Reserves Report dated February 7, 2024, prepared by DeGolyer and MacNaughton.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vista Energy, S.A.B. de C.V.

By:	/s/ Miguel Galuccio
	Name:	Miguel Galuccio
	Title:	Chief Executive Officer

By:	/s/ Pablo Manuel Vera Pinto
	Name:	Pablo Manuel Vera Pinto
	Title:	Chief Financial Officer

Date: April 23, 2024

Auditor Data Elements	December 31, 2023	December 31, 2022 and 2021

Auditor Name	Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited)	Mancera, S.C. (member of Ernst & Young Global Limited)

Auditor Location	Ciudad de Buenos Aires, Argentina	Ciudad de Mexico, Mexico

Auditor Firm ID	01449	01284

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of
Vista Energy, S.A.B. de C.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Vista Energy, S.A.B. de C.V. (the Company) as of December 31, 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 23, 2024 expressed an unqualified opinion thereon.
Change in Accounting Principle
As discussed in Note 2.6 to the consolidated financial statements, the Company has elected to change its method of accounting for the presentation of export duties in the consolidated statements of profit or loss and other comprehensive income.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impact of estimated proved oil and gas reserves on the depreciation, depletion and amortization of Oil and Gas Properties and Production Wells and Facilities

Description of the matter
As described in Note 13 to the consolidated financial statements, at December 31, 2023, Oil and Gas Properties and Production Wells and Facilities amounted $1,719,162 thousand and had an associated depreciation, depletion and amortization (DD&A) expense for 2023 of $259,872 thousand. As described in Note 3.2.5, DD&A of those assets is calculated using the unit-of-production method based on proved oil and gas reserves, developed and not developed as applicable, as estimated by an independent reserves engineering consultant.

Proved oil and gas reserves are those quantities of natural gas, crude oil, and natural gas liquid which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Judgment is required by the independent reserves engineering consultant in evaluating geological and engineering data when estimating oil and gas reserves. Estimating reserves also requires the selection and evaluation of inputs, including historical production, oil and gas price assumptions, and future operating and capital cost assumptions, among others
.

Auditing the Company’s DD&A calculation is complex because of the use of the work of the independent reserves engineering consultant and the evaluation of management’s determination of the inputs described above used by the independent reserves engineering consultant in estimating proved oil and gas reserves.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over its process to calculate DD&A, including management’s controls over the completeness and accuracy of the financial data provided to the independent reserves engineering consultant for use in estimating proved oil and gas reserves.

Our audit procedures included, among others, evaluating the professional qualifications and objectivity of the independent engineers and management’s qualified person responsible for overseeing the preparation of the proved oil and gas reserve estimates. In addition, we evaluated the completeness and accuracy of the financial inputs described above used by the independent reserve engineering consultant in estimating proved oil and gas reserves by agreeing them to source documentation, and we identified and evaluated corroborative and contrary evidence. We also tested the mathematical accuracy of the DD&A calculation, including comparing the proved oil and gas reserves amounts used in the calculation to the certified reserve report prepared by the independent reserves engineering consultant.

Valuation of the accounts receivable and recognition of the gain for the transfer of Conventional Assets

Description of the matter
As described in Note 1.2.1 to the consolidated financial statements, the Company transferred certain Conventional Assets and recognized (a) a gain of $89,659 thousand during the year ended December 31, 2023 on the transaction for the difference between the net disposal proceeds and the carrying amount of the net assets disposed and (b) an initial accounts receivable of $205,730 thousand which reflects the estimated discounted funds and volumes of crude oil, natural gas and natural gas liquids to be received for the transferred Conventional Assets. Auditing the Company´s recognition of the gain and the valuation of the related accounts receivable involved significant judgment given the uncertainty of the expected timing of settlement of the production. As further described in Note 3.2.7 to the consolidated financial statements, the estimation also required the evaluation of the costs of supplying the volumes of production and the applicable discount rate.

How we addressed the matter in our audit
For the valuation of the accounts receivable and recognition of the gain for the Conventional Assets transferred, our audit procedures included, among others, assessing the significant inputs used in the estimation process, such as operating cost estimates and timing of settlement assumptions. For example, we evaluated operating cost estimates by comparing the Company’s estimates to recent costs. Additionally, we compared assumptions for the timing of settlements to production forecasts. We also involved our internal specialists in testing the discount rate used in the valuation. Additionally, we evaluated the related disclosures in the consolidated financial statements.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited
We have served as the Company’s auditor since 2023.
City of Buenos Aires, Argentina
April 23, 2024

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of
Vista Energy, S.A.B. de C.V.
Opinion on Internal Control Over Financial Reporting
We have audited Vista Energy, S.A.B. de C.V.’s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issue
d
by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Vista Energy, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of Vista Energy, S.A.B. de C.V. as of December 31, 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flow for the year then ended, and the related notes, and our report dated April 23, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited
City of Buenos Aires, Argentina
April 23, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Vista Energy, S.A.B. de C.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Vista Energy, S.A.B. de C.V. (“the Company”) as of December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Accounting Principle
As discussed in Note 2.6 to the consolidated financial statements, the Company has elected to change its method of accounting for the presentation of export duties in the consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2022 and 2021.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor we were engaged to perform an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ Mancera, S.C.
A member practice of
Ernst & Young Global Limited
We have served as the Company’s auditor from 2017 to 2023
Mexico City, Mexico
April 24, 2023
except for note 2.6, as to which date is April 23, 2024

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Revenue from contracts with customers	5	1,168,774	1,187,660	665,310
Cost of sales:
Operating costs	6.1	(94,685)	(133,385)	(107,123)
Crude oil stock fluctuation	6.2	(2,058)	(500)	(905)
Depreciation, depletion and amortization	13/14/15	(276,430)	(234,862)	(191,313)
Royalties and others	6.3	(176,813)	(188,677)	(99,364)
Other non-cash costs related to the transfer of conventional assets	11.2.1	(27,539)	—	—

Gross profit		591,249	630,236	266,605

Selling expenses	7	(68,792)	(59,904)	(42,748)
General and administrative expenses	8	(70,483)	(63,826)	(45,858)
Exploration expenses	9	(16)	(736)	(561)
Other operating income	10.1	203,812	26,698	23,285
Other operating expenses	10.2	302	(3,321)	(4,214)
(Impairment) reversal of long- lived assets	3.2.2	(24,585)	—	14,044

Operating profit		631,487	529,147	210,553

Interest income	11.1	1,235	809	65
Interest expense	11.2	(21,879)	(28,886)	(50,660)
Other financial income (expense)	11.3	(65,484)	(67,556)	(7,194)

Financial income (expense), net		(86,128)	(95,633)	(57,789)

Profit before income tax		545,359	433,514	152,764

Current income tax (expense)	16	(16,393)	(92,089)	(62,419)
Deferred income tax (expense)	16	(132,011)	(71,890)	(39,695)

Income tax (expense)		(148,404)	(163,979)	(102,114)

Profit for the year, net		396,955	269,535	50,650

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
- Profit (loss) from actuarial remeasurement related to employee benefits	23	6,565	(4,181)	(4,513)
- Deferred income tax (expense) benefit	16	(2,298)	1,463	2,048

Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years, net of taxes		4,267	(2,718)	(2,465)

Total comprehensive profit for the year		401,222	266,817	48,185

Earnings per share
Basic (in US Dollars per share)	12	4.237	3.068	0.574
Diluted (in US Dollars per share)	12	4.000	2.755	0.543
Notes 1 through 33 are an integral part of these consolidated financial statements.

F-
6

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of financial position as of December 31, 2023 and 2022
(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2023	As of December 31, 2022
Assets
Noncurrent assets
Property, plant and equipment	13	1,927,759	1,606,339
Goodwill	14	22,576	28,288
Other intangible assets	14	10,026	6,792
Right-of-use assets	15	61,025	26,228
Investments in associates	2.4.16	8,619	6,443
Trade and other receivables	17	136,351	15,864
Deferred income tax assets	16	5,743	335

Total noncurrent assets		2,172,099	1,690,289

Current assets
Inventories	19	7,549	12,899
Trade and other receivables	17	205,102	90,406
Cash, bank balances and other short-term investments	20	213,253	244,385

Total current assets		425,904	347,690

Total assets		2,598,003	2,037,979

Equity and liabilities
Equity
Capital stock	21.1	517,874	517,873
Other equity instruments	21.1	32,144	32,144
Legal reserve	21.2	8,233	2,603
Share-based payments		42,476	40,744
Share repurchase reserve	21.2	79,324	49,465
Other accumulated comprehensive income (losses)		(4,427)	(8,694)
Accumulated profit (losses)		571,391	209,925

Total equity		1,247,015	844,060

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	16	383,128	243,411
Lease liabilities	15	35,600	20,644
Provisions	22	12,339	31,668
Borrowings	18.1	554,832	477,601
Employee benefits	23	5,703	12,251

Total noncurrent liabilities		991,602	785,575

Current liabilities
Provisions	22	4,133	2,848
Lease liabilities	15	34,868	8,550
Borrowings	18.1	61,223	71,731
Salaries and payroll taxes	24	17,555	25,120
Income tax liability	16	3	58,770
Other taxes and royalties	25	36,549	20,312
Trade and other payables	26	205,055	221,013

Total current liabilities		359,386	408,344

Total liabilities		1,350,988	1,193,919

Total equity and liabilities		2,598,003	2,037,979

Notes 1 through 33 are an integral part of these consolidated financial statements.

F-
7

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statement of changes in equity for the year ended December 31, 2023
(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2022	517,873	32,144	2,603	40,744		49,465	(8,694)	209,925	844,060

Profit for the year	—	—	—	—		—	—	396,955	396,955
Other comprehensive income for the year	—	—	—	—		—	4,267	—	4,267

Total comprehensive income	—	—	—	—		—	4,267	396,955	401,222
Ordinary and Extraordinary General Shareholders’ meeting on April 24, 2023 (1) :
Creation of legal reserve	—	—	5,630	—		—	—	(5,630)	—
Creation of share repurchase reserve	—	—	—	—		29,859	—	(29,859)	—
Share-based payments	1	—	—	1,732	(2)	—	—	—	1,733

Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

(1)	See Note 21.2.
(2)	Including 23,133 share-based payments (Note 8), net of tax charges.
Notes 1 through 33 are an integral part of these consolidated financial statements.

F-
8

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statement of changes in equity for the year ended December 31, 2022
(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments		Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2021	586,706	—		—	31,601		—	(5,976)	(47,072)	565,259

Profit for the year	—	—		—	—		—	—	269,535	269,535
Other comprehensive income for the year	—	—		—	—		—	(2,718)	—	(2,718)

Total comprehensive income	—	—		—	—		—	(2,718)	269,535	266,817
Ordinary and Extraordinary General Shareholders’ meeting on April 26, 2022 (1) :
Creation of legal reserve	—	—		1,255	—		—	—	(1,255)	—
Creation of share repurchase reserve	—	—		—	—		23,840	—	(23,840)	—
Board of Directors’ meeting on September 27, 2022 (2) :
Reduction of capital stock	(39,530)	—		—	—		—	—	39,530	—
Warrant Holders’ meeting on October 4, 2022 (2) :
Cashless exercises of warrants	—	32,144	(3)	—	—		—	—	—	32,144
Ordinary and General Shareholders’ meeting on December 7, 2022 (1) :
Creation of legal reserve	—	—		1,348	—		—	—	(1,348)	—
Creation of share repurchase reserve	—	—		—	—		25,625	—	(25,625)	—
Share repurchase (2)	(29,304)	—		—	—		—	—	—	(29,304)
Share-based payments	1	—		—	9,143	(4)	—	—	—	9,144

Amounts as of December 31, 2022	517,873	32,144		2,603	40,744		49,465	(8,694)	209,925	844,060

(1)	See Note 21.2.
(2)	See Note 21.1.
(3)	Including 32,894 of cashless exercise of warrant (Note 18.3 and 18.5.1), net of 750 related to expenses.
(4)	Including 16,576 share-based payments (Note 8), net of tax charges.
Notes 1 through 33 are an integral part of these consolidated financial statements.

F-
9

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of changes in equity for the years ended December 31, 2021
(Amounts expressed in thousands of US Dollars)

	Capital stock	Share-based payments	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

Profit for the year	—	—	—	50,650	50,650
Other comprehensive income for the year	—	—	(2,465)	—	(2,465)

Total comprehensive income	—	—	(2,465)	50,650	48,185
Ordinary and General Shareholders’ meeting on December 14, 2021 (2) :
Reduction of capital stock	(72,695)	—	—	72,695	—
Share-based payments (1)	1	8,555	—	—	8,556

Amounts as of December 31, 2021	586,706	31,601	(5,976)	(47,072)	565,259

(1)	Including 10,592 of share-based payments for the year ended December 31, 2021 (Note 8), net of tax charges.
(2)	See Note 21.1.
Notes 1 through 33 are an integral part of these consolidated financial statements.

F-
10

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Cash flows from operating activities:
Profit for the year, net		396,955	269,535	50,650
Adjustments to reconcile net cash flows
Items related to operating activities:
Other non-cash costs related to the transfer of conventional assets	1.2.1	27,539	—	—
(Reversal of) allowance for expected credit losses	7 / 17	—	(36)	406
Share-based payments	8	23,133	16,576	10,592
Net (decrease) increase in provisions	10.2	(578)	2,790	1,930
Net changes in foreign exchange rate	11.3	(18,458)	(33,263)	(14,328)
Discount for well plugging and abandonment	11.3	2,387	2,444	2,546
Interest expense on lease liabilities	11.3	2,894	1,925	1,079
Discount of assets and liabilities at present value	11.3	(2,137)	2,561	2,300
Income tax expense	16	148,404	163,979	102,114
Employee benefits	23	300	502	247
Items related to investing activities:
Gain related to the transfer of conventional assets	10.1/1.2.1	(89,659)	—	—
Impairment (Reversal) of long-lived assets	3.2.2	24,585	—	(14,044)
Gain from farmout agreement	10.1	(24,429)	(18,218)	(9,050)
Interest income	11.1	(1,235)	(809)	(65)
Changes in the fair value of financial assets	11.3	(19,437)	17,599	(5,061)
Depreciation and depletion	13/15	272,371	231,746	187,858
Amortization of intangible assets	14	4,059	3,116	3,455
Gain from assets disposal	10.1	—	—	(9,999)
Items related to financing activities:
Interest expense	11.2	21,879	28,886	50,660
Changes in the fair value of warrants	11.3	—	30,350	2,182
Amortized cost	11.3	1,810	2,365	4,164
Remeasurement in borrowings	11.3	72,044	52,817	19,163
Other financial income (expense)	11.3	26,381	(9,242)	(4,851)
Changes in working capital:
Trade and other receivables		(81,260)	(34,515)	12,326
Inventories	6.2	2,058	500	905
Trade and other payables		61,230	40,183	16,209
Payments of employee benefits	23	(283)	(254)	(399)
Salaries and payroll taxes		(26,441)	2,877	3,929
Other taxes and royalties		(43,507)	(8,024)	(7,311)
Provisions		(1,359)	(2,265)	(1,918)
Income tax payment		(67,213)	(74,354)	(4,296)

Net cash flows provided by operating activities		712,033	689,771	401,393

F-
11

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(688,437)	(479,025)	(321,286)
Payments for the acquisition of AFBN assets	29.2.5	(25,000)	(115,000)	—
Payments for acquisitions of other intangible assets	14	(7,293)	(6,030)	(1,611)
Payments for acquisitions of investments in associates		(2,176)	(3,466)	(2,977)
Prepayment of leases	17	(14,292)	—	—
Payments received from farmout agreement	10.1	26,650	20,000	10,000
Proceeds from the transfer of conventional assets	1.2.1	10,000	—	—
Interest received	11.1	1,235	809	65
Proceeds from disposal of oil and gas properties (1)		—	—	14,150
Cash received by AFBN assets acquisition	29.2.5	—	—	6,203

Net cash flows (used in) investing activities		(699,313)	(582,712)	(295,456)

Cash flows from financing activities:
Proceeds from borrowings	18.2	318,169	128,788	358,093
Payment of borrowings cost	18.2	(1,779)	(1,670)	(3,326)
Payment of principal	18.2	(211,499)	(195,091)	(284,695)
Payment of interest	18.2	(22,993)	(34,430)	(54,636)
Payment of lease	15	(36,780)	(11,494)	(8,911)
Share repurchase	21.1	—	(29,304)	—
Payments of other financial cost	11.3	(25,562)	—	—

Net cash flows provided by (used in) financing activities		19,556	(143,201)	6,525

Net increase (decrease) in cash and cash equivalents		32,276	(36,142)	112,462
Cash and cash equivalents at beginning of year	20	241,956	311,217	201,314
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents		(64,716)	(33,119)	(2,559)
Net increase (decrease) in cash and cash equivalents		32,276	(36,142)	112,462

Cash and cash equivalents at end of year	20	209,516	241,956	311,217

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		152,607	138,543	80,321
Disposal for transfer of conventional assets through increase in trade and other receivables	1.2.1	(116,071)	—	—
Changes in well plugging and abandonment with an impact in property, plant and equipment	13 / 22.1	(930)	(713)	2,112
AFBN assets acquisition	29.2.5	—	—	69,693
Acquisition of Mexico’s exploration assets		—	—	6,174
Disposal of Mexico’s exploration assets		—	—	(5,126)

(1)
Including 15,000 received for the transfer of working interests in Coirón Amargo Sur Oeste (“CASO”) concession (Note 29.2.6) net of 850 from payments related to the transfer of Mexico’s exploration assets.

Notes 1 through 33 are an integral part of these consolidated financial statements.

F-
12

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)
Note 1. Group information
1.1 General information
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
On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V. changed the Company’s corporate name to “Vista Energy S.A.B. de C.V.”.
The Company made an initial public offering in the New York Stock Exchange (“NYSE”) on July 25, 2019 and started operating under ticker symbol “VIST” as from the following day. It issued additional Series A shares in the Mexican Stock Exchange (“BMV by Spanish acronym) on the same date under ticker symbol “VISTA”.
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
The Company mainly engages in crude oil and natural gas exploration and production (“Upstream”).
As of December 2023, the Company is the owner of the following exploitation concessions through its subsidiaries:
In Argentina
In the Neuquén basin:

(i)	100% in the conventional exploitation concessions (not operated) as detailed bellow:

-	25 de Mayo - Medanito S.E., located in the Province of Río Negro and maturing in 2026;

-	Jagüel de los Machos, located in the Province of Río Negro and maturing in 2025;

-	Entre Lomas Neuquén, Entre Lomas Río Negro, both maturing in 2026;

-	Jarilla Quemada (in Agua Amarga area); located in the Province of Río Negro and maturing in 2040; and

-	Charco del Palenque (in Agua Amarga area) located in the Province of Río Negro and maturing in 2034.
All of these areas are operated by Petrolera Aconcagua Energía S.A. (“Aconcagua”) (Note 1.2.1).

(ii)	100% in the unconventional exploitation concessions (operated) as detailed bellow:

-	Bajada del Palo Oeste and Bajada del Palo Este, located in the Province of Neuquen, both maturing in 2053;

-	Aguada Federal and Bandurria Norte, located in the Province of Neuquen, both maturing in 2050.

(iii)	84.62% in Coirón Amargo Norte conventional exploitation concession (operated); located in the Province of Neuquen, maturing in 2036.

(iv)	90% in Águila Mora unconventional exploitation concession (operated); located in the Province of Neuquen, maturing in 2054.

F-1
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In the Northwest basin:

(v)
1.5% in Acambuco conventional exploitation concession (not operated), composed of two exploitation plots “San Pedrito” and “Macueca”, located in the Province of Salta, with maturing in 2036 and 2040, respectively and operated by Pan American Energy.

In Mexico

(i)	100% in CS-01 area (operated), located in Tabasco, and maturing in 2047.
Additionally, as of December 31, 2023, the Company is the owner of the following transportation concessions through its subsidiaries:
In Argentina

(i)	100% in the Federal transportation concession, which extend is from Borde Montuoso oilfield (in Bajada de Palo Oeste area, Province of Neuquén) to La Escondida pumping station, maturing in 2053.

(ii)
100% in the Entre Lomas Crude oil transportation concession, which extend is from the oil pipeline connecting the crude treatment plant located in Charco Bayo oilfield in Entre Lomas area to its interconnection with the Crude oil trunk transportation system in La Escondida, maturing in 2026.

(iii)
100% in the 25 de Mayo-Medanito S.E. crude oil transportation concession, which extend is from the oil pipeline connecting the crude treatment plant located in 25 de Mayo-Medanito S.E. area (Río Negro) to its interconnection with the Crude oil trunk transportation system in “Medanito”, maturing in 2026. This concession was signed to Aconcagua in the agreement mentioned to in Note 1.2.1.

(iv)
100% in the Entre Lomas gas transportation concession, which extend is from the gas pipeline connecting the gas treatment plant located in Charco Bayo oilfield in Entre Lomas Area, to its interconnection with the gas trunk transportation system in the Province of Río Negro, maturing in 2026. This concession was signed to Aconcagua in the agreement mentioned to in Note 1.2.1.

(v)
100% in the Jarilla Quemada gas transportation concession, which extend is from the gas pipeline connecting such oilfield to the Medanito-Mainqué gas pipeline, maturing in 2048. This concession was signed to Aconcagua in the agreement mentioned to in Note 1.2.1.

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.
1.2 Significant transactions for the year
1.2.1 Agreement signed with Aconcagua related to conventional assets (“transfer of conventional assets”)
On February 23, 2023, the Company approved the agreement signed by its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”) with Aconcagua for the operations in the following concessions of the Neuquina Basin, Argentina (the “Transaction”): (i) the Entre Lomas upstream concession located in the Province of Neuquén; (ii) Entre Lomas, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito S.E upstream concessions located in the Province of Río Negro (jointly, the “Exploitation Concessions”); (iii) the Entre Lomas and Jarilla Quemada gas transportation concession located in the Province of Río Negro, and (iv) the 25 de Mayo-Medanito S.E. crude oil transportation concession located in the Province of Río Negro (jointly with the Exploitation concessions the “Concessions”).

F-1
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Transaction consists of a
two-phase
operation as described below:

-
The First Phase or Operating Period, which became effective on March 1, 2023, (“Effective Date”) and will remain in place until the “Closing Date”, which will be: (i) the date when Vista Argentina has received 4 (four) million barrels of crude oil and 300 (three hundred) million standard cubic meters (m
3
) of natural gas (9,300 kilocalories per m
3
); or (ii) February 28, 2027 (“Deadline”), whichever comes first.

-
If Aconcagua fails to meet the aforementioned point (i), Aconcagua undertakes to pay in cash before Deadline the undelivered production according to the average price of the Neuquén Basin for the last 12 (twelve) months.

-
The Second Phase will begin on Closing Date, and Vista Argentina and Aconcagua will request the Provinces of Río Negro and Neuquén (“the Provinces”) to approve the assignment of the Concessions. Thus, the Second Phase will end when the Concessions are transferred to Aconcagua through the Provinces’ approvals and the Transaction will then be formalized.

Under the terms of the Transaction, during the Operating Period, Vista Argentina maintains the ownership of the Concessions, and Aconcagua: (i) pays 26,468 in cash (10,000 on February 15, 2023, (“Signature Date”) and 10,734 and 5,734 in March 2024 and 2025, respectively); (ii) will operate the Concessions on an as is where is
basis, and (iii) pays 100% of Vista’s share capex, operating cost, as well as assumes any other cost, including royalties and taxes related to the operation of Concessions (Note 33).
The Concession transaction is governed by a joint operating agreement between both parties. Among other issues, it is established that Vista Argentina maintains the right to explore and develop the Vaca Muerta formation in the exploitation concessions, and that it may obtain one or more independent and separate unconventional concessions to develop such resources.
In addition, the Parties signed natural gas processing and sales agreements whereby Aconcagua undertakes to provide Vista Argentina with certain additional volumes of natural gas, and to process and deliver the natural gas applicable to Vista Argentina.
Finally, if Aconcagua fails to comply with its obligations, which either in part or in full exceed 250, Vista Argentina may regain control of the Concessions.
As a consequence of the Transaction, the Company received 10,000 in cash; and recognized: (i) an initial accounts receivable for a total amount of 205,730 in “Trade and other receivables” under “Receivable related to the transfer of conventional assets” (Note 17); (ii) a disposal of 120,529 and 5,542 in “Property, plant and equipment” and “Goodwill”, respectively (Note 13 and 14), and (iii) a gain of 89,659 in “Other operating income” under “Gain related to transfer of conventional assets” (Note 10.1).
For the year ended December 31, 2023, the Company recognized 27,539 in the consolidated statement of profit or loss under “Other non-cash costs related to the transfer of conventional assets”, mainly related to the costs for supplying the volumes of crude oil, natural gas and Liquefied Petroleum Gas (“LPG”) by Aconcagua under the agreement, which were discounted from the initial credit recognized for the transaction.
Note 2. Basis of preparation and material accounting policies
2.1 Basis of preparation and presentation
The accompanying consolidated financial statements as of December 31, 2023, and 2022, and for the years ended December 31, 2023, 2022 and 2021, were prepared in accordance with the International Financial Reporting Standards (“IFRS”) and issued by the International Accounting Standards Board (“IASB”).
They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.
These consolidated financial statements were approved by management for issuance for the Company’s annual report on Form 20-F on April 23, 2024, and the subsequent events through that date are considered (Note 33).

F-1
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.2 New accounting standards, amendments and interpretations issued by the IASB
2.2.1 New effective accounting standards, amendments and interpretations issued by the IASB adopted by the Company
Amendments to IAS 1: Presentation of financial statements - Disclosure of Accounting Policies
In February 2021, the IASB issued amendments to IAS 1, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures, replacing “significant” with a requirement to disclose their “material” accounting policies.
According to IAS 1, an accounting policy is material if, together with other information contained in the financial statements, it can be expected to influence the decisions made by users of the financial statements.
The amendments to IAS 1 are applicable for annual periods beginning after 1 January 2023.
The amendments were considered in the preparation of these consolidated financial statements.
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
The amendments are effective for annual reporting periods beginning after 1 January 2023.
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
The purpose of such amendments is to limit the application of the exemption from the initial recognition of deferred tax assets and liabilities in certain single transactions. The amendments are effective for annual reporting periods beginning after 1 January 2023.
The amendments had no impact on the consolidated financial statements.
Amendments to IAS 12: Income tax. International Tax Reform Pillar Two Model Rules
On May 23, 2023, the IASB issued amendments to IAS 12 to apply the pillar two model rules published by the Organization for Economic
Co-operation
and Development (“OECD”), which establish that this model applies to multinational enterprises with revenue in excess of Euros 750 million in their consolidated financial statements.
The IASB amendments are:

(i)	A mandatory temporary exception to the deferred taxes accounting from the jurisdictional implementation of pillar two income taxes and;

F-1
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii)
Disclosure requirements for affected entities to help users of the financial information better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The amendments are effective for annual periods beginning on or after January 1, 2023, immediately and retrospectively, according to the principles established in IAS 8.
As the date of these financial statements, the adoption of the aforementioned amendments has not had effects since the required regulations have not been issued in the main jurisdictions in which the Company operates.
2.2.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective
Amendments to IAS 1: Presentation of Financial Statements. Classification of Liabilities as Current or
Non-current
In October 2022, the IASB published changes to certain paragraphs of IAS 1 to specify the requirements for classifying liabilities as current or non-current.
The amendments clarify:

(i)	What is meant by a right to defer settlement;

(ii)	That a right to defer must exist at the end of the reporting period;

(iii)	That classification is unaffected by the likelihood that an entity will exercise its deferral right and;

(iv)	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
These amendments will be effective for annual periods beginning on or after January 1, 2024, and should be applied retrospectively.
These amendments are not expected to have a major impact on the Company’s consolidated financial statements.
Amendments to IAS 7: Statements of Cash Flows, and IFRS 7: Financial Instruments: Disclosures – Disclosure of Supplier Finance Arrangements
On May 25, 2023, the IASB published amendments to IAS 7 and IFRS 7 whereby it introduces new disclosure requirements in IFRS Standards to enhance the transparency and, thus, the usefulness of the information provided by entities about supplier finance arrangement. The new requirements aim to facilitate a better understanding of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
They will be effective for annual periods beginning on or after January 1, 2024.
These amendments are not expected to have a major impact on the Company’s consolidated financial statements.
Amendments to IFRS 16: Leases. Recognition of lease liabilities in a sale and leaseback
In September 2022, the IASB published amendments to IFRS 16 related to the recognition of lease liabilities in a sale and leaseback. The amendment specifies the requirements that a seller-lessee should use to measure the lease liability arising in a sale to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
They will be effective for annual periods beginning on or after January 1, 2024. They are applied retrospectively, and early adoption is allowed.
They are not expected to have a major impact on the Company’s consolidated financial statements since it has no sale and leaseback transactions.

F-1
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
Below are the Company’s main subsidiaries:

Subsidiary name	Equity interest			Place of business	Main activity
	December 31, 2023	December 31, 2022	December 31, 2021

Vista Energy Holding I, S.A. de C.V. (“Vista Holding I”)	100%	100%	100%	Mexico	Holding company
Vista Energy Holding II, S.A. de C.V. (“Vista Holding II”)	100%	100%	100%	Mexico	Exploration and production (1)
Vista Energy Holding III, S.A. de C.V.	100%	100%	100%	Mexico	Services
Vista Energy Holding IV, S.A. de C.V.	100%	100%	100%	Mexico	Services
Vista Oil & Gas Holding V B.V.	100%	100%	100%	Netherland	Holding company
Vista Complemento S.A. de C.V. (3)	—%	—%	100%	Mexico	Services
Vista Holding VII S.á.r.l.	100%	100%	100%	Luxembourg	Holding company
Vista Argentina	100%	100%	100%	Argentina	Exploration and production (1)

F-1
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Subsidiary name	Equity interest			Place of business	Main activity
	December 31, 2023	December 31, 2022	December 31, 2021
Aleph Midstream S.A. (“Aleph”)	100%	100%	100%	Argentina	Services (2)
Aluvional S.A. (“Aluvional”)	100%	100%	100%	Argentina	Mining and industry
AFBN S.R.L. (“AFBN”)	100%	100%	100%	Argentina	Exploration and production (1)
VX Ventures Asociación en Participación	100%	100%	100%	Mexico	Holding company

(1)	It refers to the exploration and production of natural gas and crude oil.
(2)	Including operations related to the capture, treatment, transport and distribution of hydrocarbons and derivatives.
(3)	Subsidiary merged with Vista Holding II on January 1, 2022.
2.3.2 Changes in interests
Changes in the Company’s working interests in its subsidiaries that do not result in a change in control of the subsidiary are accounted for as equity transactions. The carrying amount of the Company’s interests is adjusted to reflect the changes in interests in the subsidiaries.
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
This may mean that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.
If the working interest in a joint venture or associate is reduced, but the entity retains the joint control or significant influence, only a proportion of the previously recognized amounts in other comprehensive income is reclassified to profit or loss.
2.3.3 Joint arrangements
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

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company books its assets, liabilities, revenues and expenses related to its interest in a joint operation according to the IFRS applicable to specific assets, liabilities, revenues and expenses. They were included in the consolidated financial statements in the related accounts. Interest in joint operations were based on the latest financial statements or financial information available as of every year-end
considering significant subsequent events and transactions, and management information available. The financial statements or the financial information of the joint operations are adjusted, if needed, so that the accounting policies are consistent with the Company’s accounting policies.
See Notes 1.1 and 29 for further information on the Company’s joint operations.
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

F-
2
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company has a maximum period of 12 (twelve) months from the date of acquisition to finalize the acquisition accounting. When it is incomplete as of the end of the year in which the business combination takes place, the Company reports provisional amounts.
For the years ended December 31, 2023, 2022, and 2021, transactions carried out by the Company are not business combinations.
2.4 Summary of material accounting policies
2.4.1 Segment information
The operating segments are reported in a consistent manner with the internal reports provided by the Executive Management Committee (the “Committee” that is considerate the “Chief Operating Decision Maker” or “CODM”).
The CODM is the highest decision-making authority, in charge of allocating resources and establishing the performance of the entity’s operating segments and was identified as the body executing the Company’s strategic decisions. See Note 4.
2.4.2 Property, plant and equipment and intangible assets
Property, plant and equipment
Property, plant and equipment is measured using the cost model, the asset is valued at cost less depreciation and any subsequent accumulated impairment loss.
Subsequent costs are included in the carrying amount of the asset or are recognized as a separate asset, as the case may be, only when it is probable that future economic benefits may flow to the Company and the cost of the asset may be measured reliably, otherwise such costs are charged to profit or loss during the reporting period in which they are incurred.
Works in progress are booked at cost less any impairment loss, of applicable.
Profit or loss from the sale of property, plant and equipment is calculated by comparing the consideration received with the carrying amount of the date in which the transaction was carried out.
2.4.2.1 Depreciation methods and useful lives
Estimated useful lives, residual values and the depreciation method are reviewed at every period-end,
and changes are recognized prospectively. An asset is impaired when its carrying amount exceeds its recoverable amount.
The Company amortizes drilling costs applicable to productive and in development, productive wells, and production facilities, according to the unit of production method (“UDP” by Spanish acronym), applying the proportion of crude oil and natural gas produced to proved and developed crude oil and Natural gas reserves, as the case may be. The mineral properties are amortized applying the proportion of produced crude oil and natural gas to total estimated crude oil and natural gas proved reserves.
The costs of acquiring properties with unproved reserves are valued at cost, and their recoverability is assessed regularly based on geological and engineering estimates of the reserves and resources expected to be proved during the life of each concession and are not depreciated.
Capitalized costs related to the acquisition of properties and the extension of concessions with proved reserves were depreciated per field based on a UDP by applying the proportion of produced crude oil and natural gas to estimated total proved oil and gas reserves.
(Note 2.4.2.3).

F-
2
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company’s remainder items of property, plant and equipment (including significant identifiable components) are depreciated using the straight-line method based on their estimated useful lives, as detailed below:

Buildings	50 years
Machinery and installations	10 years
Equipment and furniture	10 years
Vehicles	5 years
Computer equipment	3 years
Land does not depreciate.
2.4.2.2 Assets for oil and gas exploration and production
The Company adopts the successful effort method to account for its oil and gas exploration and production activities.
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
According to the successful effort method, exploration costs such as geological and geophysical (“G&G”) costs, excluding the costs of exploration wells and 3D seismic testing in operating concessions, are expensed in the period in which they are incurred.
These capitalized costs are subject to technical, commercial and administrative review, and a review of impairment indicators at every period-end. When there is sufficient management information indicating impairment, the Company conducts an impairment test according to the policies described in Note 3.2.2.
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
2.4.2.4 Intangible assets
a. Goowill
Goodwill arises during a business combination and represents the excess of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is measured at cost less cumulative impairment losses.
To conduct impairment tests, goodwill is allocated as from acquisition date to each cash-generating unit (“CGU”), which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. Goodwill is tested once a year.
When goodwill is allocated to a CGU and part of the transaction within such unit is eliminated, goodwill related to such eliminated transaction is included in the carrying amount of the transaction to determine gain or loss on sale.

F-
2
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

b. Other intangible assets
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
2.4.3 Leases
The Company has lease contracts for various items of buildings, facilities and machinery, which are recognizes under IFRS 16.
The Company recognizes
right-of-use
assets at the commencement date of the lease (i.e., on the date when the underlying asset is available for use).
Right-of-use
assets are measured at cost, net of the accumulated depreciation and impairment losses, and are adjusted by the remeasurement of lease liabilities. The cost of assets includes the amount for recognized liabilities, direct costs initially incurred, and payments made until the commencement date. Unless the Company is reasonably certain that it will obtain the ownership of the leased asset at the end of the contract, these assets are depreciated under the straight-line method during the shortest of its estimated useful life and the lease term.
Right-of-use
assets are subject to impairment. See Note 3.2.2 for further detail on the accounting policy to impairment of nonfinancial assets other than goodwill.
The Company recognizes lease liabilities measured at the present value of the payments to be made during the lease term. These payments include fixed payments, variable payments dependent on an index or rate, and the purchase option and the penalty payments from lease termination. The Company determines the lease term as the noncancellable lease term, together with any period covered by an option to extend the agreement if it is reasonably certain that it will exercise that option. To calculate the present value of lease payments, the Company uses the incremental borrowing rate at the lease contract.
After the commencement date, liabilities will be increased to reflect the accretion of interest and will be reduced by the payments made. In addition, the carrying amount of lease liabilities are remeasured if there is an amendment, a change in the lease term, a change in the fixed or in-substance
fixed payments or a change in the assessment to buy the underlying asset.
The Company applies the exemption to recognize short-term leases (i.e., those leases for a term under 12 (twelve) months as from the commencement date with no call option). Also, the low-value
asset exemption also applies to
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
See Note 3.2.2 for further information on impairment of nonfinancial assets other than Goodwill.

F-2
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.5 Foreign currency translation
2.4.5.1 Functional and presentation currency
The functional currency of the Company and its subsidiaries is the USD, the currency of the primary economic context in entity operates. To determine the functional currency, the Company makes judgments. The Company reconsiders the functional currency in the event of a change in conditions that may determine the primary economic context.
The presentation currency of the Company is USD.
2.4.5.2 Transactions and balances
Transactions in a currency other than the functional currency (“foreign currency”) are accounted for at the exchange rate as of each transaction date. Foreign exchange gains and losses from the settlement of transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statements of profit or loss and other comprehensive income in “Other financial income (expense)” under “Net changes in foreign exchange rate”.
Monetary balances in foreign currency are converted at each country’s official exchange rate as of every year-end.
2.4.6 Financial instruments
2.4.6.1 Financial assets
2.4.6.1.1 Classification
(i)
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
(ii)
Financial assets at fair value
Financial assets are classified and measured at fair value through the consolidated statements of other comprehensive income if the financial assets are held in a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. However, financial assets are classified and measured at fair value through the consolidated statements of profit or loss if any of the aforementioned criteria is not met.
2.4.6.1.2 Recognition and measurement
Upon initial recognition, the Company measures a financial asset at its fair value plus, the transaction costs that are directly attributable to the acquisition of the financial asset.
The Company reclassifies financial assets when and only when it changes its model for managing these assets.
2.4.6.1.3 Impairment of financial assets
The Company recognizes an allowance for Expected Credit Losses (“ECL”) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between contractual cash flows owed and all the cash flows that the Company expects to receive.
For trade and other receivables, the Company calculates an allowance for ECL at each reporting date.

F-2
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Expected credit losses in trade and other receivables are estimated on a case-by-case
basis according to the debtor’s history of noncompliance and an analysis of the debtor’s financial position, adjusted by the general economic conditions of the industry, its current assessment and a Management forecast of conditions as of the reporting date.
The Company recognizes the impairment of a financial asset when contractual payments are more than 90 (ninety) days past due or when the internal or external information shows that it is unlikely that the pending contractual amounts be received. A financial asset is derecognized when there is no fair expectation to recover contractual cash flows.
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
2.4.6.2 Financial liabilities and equity instruments
Liabilities and equity instruments issued by the Company are classified as financial liabilities or equity according to the substance of the agreement and its definition.
(i)
Financial liabilities
A contractual agreement is classified as a financial liability and is measured at fair value with changes in the consolidated statements of profit or loss and other comprehensive income.
The financial liabilities are initially recognized at fair value and after that, at their amortized cost (using the effective interest method) or at fair value through the consolidated statements of profit or loss and other comprehensive income.
The effective interest method is used in the calculation of the amortized cost of a financial liability and in the allocation of interest expense during the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments throughout the expected life of the financial liability.
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
Borrowings are recognized initially at fair value, net of transaction costs incurred. Financial liabilities related to purchasing value units (“UVA” by Spanish acronym) are adjusted by the benchmark stabilization coefficient (“CER” by Spanish acronym) at each closing date, recognizing the effects on “Other financial income (expense)” under “Remeasurement in borrowings”.

F-2
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii)
Equity instruments
An equity instrument is any agreement that evidences an interest in the Company’s net assets and is recognized for the amount of profit earned for the issuance of the equity instrument, net of direct issuance costs.
(iii)
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

F-2
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.7 Recognition of revenue from contracts with customers and other income
2.4.7.1 Revenue from contracts with customers
Revenue from contracts with customers related to the sale of Crude oil, Natural gas and LPG is recognized when control of the assets is transferred to the customer upon delivery of inventory. It is recognized for an amount of consideration to which the Company expects to be entitled in exchange for these assets. As of December 31, 2023, the normal credit term is 19 days for Crude oil sales and 50 days for Natural gas and LPG sales. The Company has reached the conclusion that it acts as principal in its revenue agreements because it regularly controls assets before transferring them to the customer.
In Note 5.1 revenues was broken down by (i) product type and (ii) distribution channels. All Company revenue is recognized at a point in time.
2.4.7.2 Contract balances
Contract assets
A contract asset is defined as the right to obtain a consideration in exchange for the goods or services transferred to the customer. Should goods or services be transferred before receiving the agreed-upon payment or consideration, a contract asset is recognized for the consideration received. The Company has no contract assets as of December 31, 2023 and 2022.
Contract liabilities
A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration. If the customer pays consideration before the Company transfers the goods or services, it recognizes a contract liability. When the Company fulfills its obligations according to the agreement, liabilities are recognized as revenue. The Company has no contract liabilities as of December 31, 2023 and 2022.
2.4.7.3 Other operating income
Other operating income is mainly included: (i) gain related to the transfer of conventional assets (Note 1.2.1); (ii) gain from Exports Increase Program (Note 2.5.1.1); (iii) gain from farmout agreement (Note 29.2.1.1 and 29.2.1.2) and; (iv) the provision of services to third parties that are not directly related to the main activity. The Company recognizes revenue over time using an input method to measure progress toward service completion because the customer simultaneously receives and consumes the benefits provided by the Company.
2.4.8 Inventories
Inventories are made up of crude oil and materials and spare parts, and they are measured at the lower of cost and net realizable value.
The cost of Crude oil inventories includes production expenses and other costs incurred in bringing the inventories to their present location and condition to make the sale. The cost of materials and spare parts is determined using the weighted average cost method.
The net realizable value is the estimated selling price in the ordinary course of business less the estimated direct costs necessary to make the sale.
The recoverable amount of these assets is assessed at each reporting date, and the resulting loss is recognized in the consolidated statements of profit or loss and other comprehensive income.
Significant materials and spare parts, that the Company expects to use in the next 12 (twelve) months, are included in “Property, plant and equipment”.

F-2
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.9 Cash and cash equivalents
For the presentation of the consolidated statement of cash flows, cash and cash equivalents include: (i) cash on hand in banks; (ii) demand deposits in financial institutions; and (iii) other short-term highly liquid investments originally maturing in 3 (three) or less months, readily convertible into known cash amounts and subject to insignificant risk of changes in value.
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
a. Capital stock
Capital stock is made up of shareholder contributions. It is represented by outstanding shares at nominal value and is made up of series “A” and “C” shares.
b. Other equity instruments
The other equity instruments are related to a capital stock generated by a cashless exercise of warrants, which allows to the holders, obtains 1 (one) Series A share for each 31
(thirty-one)
Warrants owned (Note 21.1).
c. Legal reserve
The legal reserve according to the Mexican Business Associations Law, required to allocate at least 5% of net profit for the year based on the Company’s nonconsolidated financial statements, and must be increase until it is equal to 20% of capital.
d. Share repurchase reserve
The share repurchase reserve is related to the creation of a reserve for the acquisition of the Company’s own shares, which is subject to Mexico’s Securities Market Law provisions and should be approved by the Company’s Board in compliance with the following requirements:

(i)	it should be made in an authorized stock exchange in Mexico;

(ii)	it should be carried out at market price unless it involves public offerings authorized by the Mexican Banking and Securities Commission (“CNBV” by Spanish acronym).
The Regular Shareholders’ Meeting will agree the maximum amount that the Company may earmark for the share repurchase.
e. Other accumulated comprehensive income (losses)
Other comprehensive income comprises actuarial gains and losses for defined benefit plan remeasurement and the related tax effect.
f. Accumulated profits (losses)
Accumulated profits or losses comprise retained earnings or accumulated losses that was not distributed, the amounts transferred from other comprehensive income and prior-year adjustments. They may be distributed as dividends by Company decision, provided that they are not subject to legal or contractual restrictions.

F-2
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Similarly, for capital reduction purposes, these distributions will be subject to income tax assessment according to the applicable rate, except for remeasured contributed capital stock or distributions from the net taxable profit account (“CUFIN, by Spanish acronym).
2.4.11 Employee benefits
2.4.11.1 Short-term obligations
Salaries and payroll taxes expected to be settled within 12 (twelve) months after period-end
are recognized for the amounts expected to be paid and are disclosed in “Salaries and payroll taxes” current in the consolidated statement of financial position.
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
Mexico Labor Law Reform introduces a limit to the amount payable for employees’ share in profit; the PTU amount allocated to each worker should not exceed the higher of the equivalent to 3 (three) months of their current salary or the average PTU collected by the employee over the previous 3 (three) years. Should the PTU assessed be lower than or equal to such cap, the PTU incurred will be determined by applying 10% of the Company’s taxable profit. Should the incurred PTU exceed such limit, the cap should be applied, and it will be considered the PTU incurred for the period.
2.4.11.2 Employee benefits
The Company maintains a defined benefit plan described in Note 23. Which are related to a series of pension benefits that an employee will receive at retirement, depending on 1 (one) or more factors, such as age, years of service and compensation. According to the conditions established in each plan, the benefit may consist of a single payment or payments supplementary to pension system payments.
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
Actuarial profit and losses derived from changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise, and that shall not be reclassified to profit (loss) in subsequent years, likewise, the costs of past services are recognized immediately in the consolidated statements of profit or loss and other comprehensive income.
2.4.12 Borrowing costs
General or specific borrowings costs directly attributable to the acquisition, construction or production of assets that necessarily require a substantial period of time to be ready for their intended use or sale are added to the cost of these assets until they are ready for their intended use or sale.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Income earned on the temporary investment of specific borrowings is deducted from borrowings costs eligible for capitalization. Other borrowings costs are accounted for in the period in which they are incurred.
For the years ended December 31, 2023, 2022 and 2021, the Company has not capitalized borrowings costs because it had no qualifying assets, except for interest on the discount at present value on lease liabilities disclosed in Note 15.
2.4.13 Provisions and contingent liabilities
The Company recognizes provisions when the following conditions are met: (i) it has a present or future obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate can be made. No provisions for operating future losses are recognized.
In the case of provisions in which the time value of money is significant, as is the case of well plugging and abandonment and environmental remediation, these provisions are determined as the present value of the expected cash outflow for settling the obligation. Provisions are discounted at a post-tax
discount rate that reflects current market conditions as of the date of the statement of financial position and, as the case may be, the risks specific to the liability. When the discount is applied, the increase in the provision due to the passage of time is recognized as a financial cost in the consolidated statements of profit or loss and other comprehensive income.
2.4.13.1 Provision for contingencies
Provisions for contingencies are measured at the present value of the amounts expected to be made to settle the present obligation, considering the best information available upon preparing the financial statements, based on the premises and methods considered appropriate, and based on the opinion of the Company’s legal counsel. Estimates are regularly reviewed and adjusted as additional information is made available to the Company.
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
In general, the obligation arises when the asset is installed, or the wells of land or environment at the site is altered.
When the liability is initially recognized, the present value of estimated costs is capitalized, increasing the carrying amount of the assets related to the crude oil and natural gas extraction insofar as they were incurred for the development or construction of the well.
The other provisions from an enhanced development or construction of the crude oil and natural gas production wells and facilities increase the cost of the related asset when the liability arises.
The changes in the estimated time or cost of well plugging and abandonment are afforded a prospective treatment by booking an adjustment to the related provision and asset.

F-
3
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
Income tax rates effective in Argentina and Mexico stand at 35% and 30% as of December 31, 2023, 2022 and 2021, respectively. For further information, see Note
s
16, 30.1 and 30.3.
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
The Company does business in several jurisdictions and is governed by effective laws enacted by each tax authority. The final assessment of current income tax for certain transactions and calculations is uncertain as there are cases in which tax regulations are subject to Company interpretation.
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
Deferred income tax assets and liabilities are only offset when there is a legally enforceable right and they are related to income tax levied by the same tax authority.
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

F-
3
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.15 Share-based payments
The Company grants to some employees shared-based compensation; whereby employees render services as consideration for equity instruments (equity-settled transactions).
Equity-settled transactions
The cost of equity-settled transactions is determined by the fair value at vesting date using a proper valuation method (Note 31).
Such cost is recognized in the consolidated statements of profit or loss and other comprehensive income in “General and administrative expenses” under “Share-based payments” along with the related capital increase during the period in which the service is rendered and, as the case may be, performance conditions are met.
On March 22, 2018, the Company approved a Long-Term Incentive Plan (“LTIP”) whose goal is attract and retain talented persons such as officers, directors, employees and consultants. The LTIP includes the following mechanisms for rewarding and retaining key personal:
(i) Stock option plan (“SOP”) (equity-settled)
The stock option plan grants the participant the right to buy a number of shares over certain term. The cost of the equity-settled plan is measured at grant date considering the specific terms and conditions. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income in “General and administrative expenses” under “Share-based payments”.
(ii) Restricted stock (“RS”) (equity-settled)
The restricted stock plan grants the participant additional benefits are met through a stock option plan which has been classified as an equity-settled share-based payment. The cost of the equity-settled plan is measured at grant date considering the specific terms and conditions. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income in “General and administrative expenses” under “Share-based payments”.
(iii) Performance restricted stock (“PRS”) (equity-settled)
The performance restricted stock grants the participant, which entitle them to receive PRS after having reached certain performance targets over a service period. PRS are classified as equity-settled share-based payments. The cost of the equity-settled plan is measured at grant date considering the specific terms and conditions. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income in “General and administrative expenses” under “Share-based payments”.
2.4.16 Investments in associates
An associate is an entity over which the Company has significant influence, being the power to participate in the financial and operating policy decisions of the associate but not control over it. The considerations regarding control and significant influence are similar to those made by the Company in relation to its subsidiaries (Note 2.3.1).
Associates are the investments in which an investor has significant influence but not control.
Investments are initially recognized at acquisition cost and then using the equity method whereby interests are recognized in profit or loss and in equity. The equity method is used as from the date when the significant influence over the associates is exercised.

F-
3
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The associates’ financial statements used to apply the equity method were prepared using the same accounting period as of December 31, 2023 and 2022, and the same accounting policies employed in preparing these consolidated financial statements.
The Company’s interests in the associates’ net profits or losses, after acquisition, are recognized in the statements of profit or loss and other comprehensive income.
As of December 31, 2023 and 2022, the Company valued these investments at acquisition cost without recognition of the equity method for 8,619 and 6,443, respectively.
2.4.17 Going concern
The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to meet expected financing, operating and investing requirements. Sensitivity tests are conducted to disclose the latest expense expectations, Crude oil and Natural gas prices and other factors so that the Group may manage risk.
Considering the macroeconomic context, the result of operations and the Group’s cash position as of December 31, 2023 and 2022, the Directors asserted, upon approving the consolidated financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these consolidated financial statements were prepared on a going concern basis.
2.4.18 Climate-Related Matters
The consolidated financial statements include certain estimates and assumptions that could be affected by climate-related matters. Thus, the Company is required to periodically assess potential impacts based on physical risks and legal or regulatory restrictions.
Consequently, even though as of the date of issuance of these consolidated financial statements, climate-related risks have no major impact, VISTA monitors relevant changes and innovations on a permanent basis.
The Enhancement and Standardization of Climate-Related Disclosures for Investors
On March 06, 2024, the Securities and Exchange Commission (“SEC”) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition.
In April 2024, the SEC voluntarily stayed its climate-related disclosure rules pending judicial review by the US Court of Appeals for the Eighth Circuit of the consolidated challenges to the rules. The SEC said in its order the stay will facilitate the judicial resolution of the challenges and that it will continue to vigorously defend the rules’ validity in court.
2.5 Regulatory framework
A- Argentina
2.5.1 General
2.5.1.1 Exports Increase Program
On October 3, 2023, the Department of Energy (“SE” by Spanish acronym) through Resolution No. 808/23, established that the exporters of crude oil, natural gas and by-products
(that meet certain conditions) may receive 25% of the funds obtained from exports through securities acquired in foreign currency and sold in local currency.
On October 23, 2023, the Argentine Executive (“PEN” by Spanish acronym), through Necessity and Urgency Decree (“DNU” by Spanish acronym) No. 549/23, set forth the Export Increase Program, by virtue of which 30% of the funds obtained from exports may be received through securities market, effective through November 17, 2023.
On November 20, 2023, the PEN through DNU No. 597/23 amended the percentages setting 50% as the amount obtained from export to be received through the securities market, effective until December 10, 2023. It also ratified the exporters should pay duties, taxes and other items based on the exceptional and temporary countervalue related to these payments.

F-3
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On December 13, 2023, the PEN through DNU No. 28/23 amended the percentages setting 20% as the amount to be received through the securities market in foreign currency, currently in place.
For the year ended December 31, 2023, the Company recognized a gain of 81,232 in “Other operating income” under “Gain from Exports Increase Program” (Note 10.1).
2.5.2 Regulatory framework for the oil and gas activity
In Argentina, oil and gas exploration, exploitation and trade is governed by Law No. 17,319. The Law mentioned above in Section 28, regulates the activity of transporting hydrocarbons, sets forth that all operating concession holders are entitled to obtain a concession for transporting hydrocarbons.
The aforementioned Law was amended by Law No. 27,007, mainly establishing the following changes:
(i) It sets the terms for exploration permits and operating and transport concessions, distinguishing between conventional and unconventional concessions, the continental platform and territorial marine reserves;
(ii) The 12% payable as royalties still effective to the grantor by operating concessionaires on the extraction of liquid hydrocarbon byproducts in wellheads and Natural gas production. In case of an extension, additional royalties will be paid up to 3% up to a maximum 18% for the following extensions and;
(iii) It prevents the Argentine government and provinces from reserving new areas in the future in favor of public or mixed companies or entities, regardless of their legal type. Therefore, the agreements entered into by provincial companies for the exploration and development of reserved areas before the amendment are safeguarded.
However, the Province of Neuquén has its own Hydrocarbon Law No. 2,453. Hence, the Company’s assets in the Province of Neuquén are governed by such law, whereas the remainder assets located in the Provinces of Río Negro and Salta follow Law No. 17,319, and its subsequent amendments.
2.5.3 Gas market
2.5.3.1 Argentine promotion plan to stimulate natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)
On November 13, 2020, through Presidential Decree No. 892/2020, the PEN approved Gas IV Plan, whereby it declared that the promotion of Natural gas production is both a matter of public interest and a priority.
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
On December 22, 2022, through Resolution No. 860/2022, of the SE, the Company, through its subsidiary Vista Argentina, was awarded a base volume of 0.86 Mcm/day at an annual average price of 3.29 USD/MMBTU (Millions of British Themal Units (“MMBTU”)), applicable until December 31, 2024.
The Company was granted a permit by the SE to export natural gas to Chile according to the following volumes:
(i) 0.15 Mcm/day for the period elapsed from January through April 2022;
(ii) a variable volume for May through September 2022; and
(iii) 0.45 Mcm/day for the period elapsed from October 2022 through April 2023.

F-3
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On April 19, 2023, through Resolution No. 265/2023 of the SE, the base volume awarded to Vista was increased to 1.14 Mcm/day, maintaining the annual average price of 3.29 USD/MMBTU, applicable for a four (4) year period as from January 1, 2025.
Therefore, the Company was granted a permit by the SE to export natural gas to Chile according to the following volumes:
(i) 0.02 Mcm/day for the period elapsed from July through September 2023;
(ii) 0.43 Mcm/day for the period elapsed from October 2023 through April 2024;
(iii) 0.17 Mcm/day for the period elapsed from May through September 2024;
(iv) 0.43 Mcm/day for de period elapsed from October through December 2024; and
(v) a variable volume until December 2024.
For the years ended December 31, 2023 and 2022, the Company received a net amount of 5,189 and 3,149, respectively.
As of December 31, 2023 and 2022, the receivables related to such plan stand at 1,245 and 3,772, respectively (Note 17).
2.5.4 Royalties and others
(i) Royalties
Royalties are governed by Law No. 17,319, as amended, and apply to the total production of conventional and unconventional concessions. Royalties are calculated by applying
12
% to the selling price after discounting certain expenses with the purpose of taking the value of the cubic meter of crude oil, natural gas and LPG to wellhead prices. In addition, in case of extension of the concessions, this percentage may be increased by 3% to 18%.
(ii) Export duties
Law No. 27,541, issued in December 2019, sets the maximum rate for export duties of hydrocarbons and mining at 8%.
Royalties and export duties are recognized in the consolidated statements of profit or loss and other comprehensive income in “Cost of sales” under “Royalties and others” (Note 6.3).
B- Mexico
2.5.5 Exploration and production activities regulatory framework
In 2013, Mexico introduced several amendments to Mexico’s Constitution that led to opening Crude oil, Natural gas and energy to private investments. As part of the energy reform, Petróleos Mexicanos (“PEMEX” by Spanish acronym) transformed from a decentralized public entity into a productive state-owned enterprise.
Mexico’s Hydrocarbon Law, that preserves state property over subsoil hydrocarbons but allows private companies to assume responsibility for hydrocarbons once extracted. Therefore, empowers private-sector entities to request the granting of a permit from Mexico’s Energy Regulatory Commission (“CRE” by Spanish acronym) to store, transport, distribute, trade and sell hydrocarbons. In addition, private-sector entities can import or export hydrocarbons subject to a permit issued by Mexico’s Ministry of Energy (the “SENER” by Spanish acronym).
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

F-3
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As part of the reform process mentioned above, the Mexican government gradually lifted controls of gasoline and diesel prices as part of Mexico’s fuel price deregulation. Therefore, as of the date of issuance of these consolidated financial statements, gasoline and diesel selling prices are fully deregulated and determined by the market.
2.5.6 Royalties and others
The consideration payable to the Mexican government will be made up of:
(i) Contractual installment for exploration phase
It applies to the areas that do not have a development plan approved by the CNH and it is calculated monthly using the instalment established for each square kilometer comprising the areas covered by the contract.
(ii) Royalties
Royalties apply to the concessions’ total output and are calculated by applying the contractual percentage to the selling price. The contractual percentage is 45%, which will be adjusted as established in the contract. There is also a variable royalty, which will be applied to each type of hydrocarbon by applying the related rate to the selling price. Royalties are included in the consolidated statements of profit or loss and other comprehensive income in “Cost of sales” under “Royalties and others” (Note 6.3).
2.6 Comparative Information
In these consolidated financial statements as of December 31, 2023, the Company has made a change in the “Export Duties” presentation in the “Royalties and others” (Note 6.3), which was previously included in “Revenues from contract with customers”.
The comparative information for the years ended December 31, 2022 and 2021, has been reclassified to ensure consistent filing with the consolidated financial statements as of December 31, 2023.
“Revenues from contract with customers” and “Royalties and others” increased by 43,840 and 13,123 for the years ended December 31, 2022 and 2021, respectively.
These changes had no effect on the net profit for the years ended December 31, 2022 and 2021.
Note 3. Significant accounting judgements estimates and assumptions
Preparing the consolidated financial statements requires that the Company make future judgments and estimates, apply significant accounting judgments and make assumptions that affect the application of accounting policies and the figures for assets and liabilities, revenue and expenses.
The estimates and judgments used in preparing the consolidated financial statements are constantly evaluated and are based on the historical experience and other factors considered to be fair in accordance with current circumstances. Future profit (loss) may differ from the estimates and evaluations made as of the date of preparation of these consolidated financial statements.
3.1 Significant judgments in the application of accounting policies
Below are the significant judgments other than those involving estimates (Note 3.2) that Management made in applying the Company’s accounting policies and that have a material impact on the figures recognized in the consolidated financial statements.

F-3
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.1.1 Contingencies
The Company is subject to several claims, trials and other legal proceedings that arose during the ordinary course of business. The Company’s liabilities with respect to such claims, trials and other legal proceedings cannot be estimated with an absolute certainty.
Therefore, the Company periodically reviews each contingency status and assesses the potential liability, employing the criteria mentioned in Note 22.3; hence, Management makes estimates mainly with the legal counsel’s assistance based on information available as of the date of the consolidated financial statements and the litigation, resolution or settlement strategies.
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

F-3
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
Judgment is also required to classify a joint arrangement. Which requires that the Company assess its rights and obligations under the agreement.
3.1.5 Functional currency
The functional currency of the Company and its subsidiaries is the USD (Note 2.4.5.1), the currency of the primary economic context in entity operates. To determine the functional currency, the Company makes judgments. The Company reconsiders the functional currency in the event of a change in conditions that may determine the primary economic context.
3.2 Key sources of uncertainty in estimates
Below are the main estimates that entail significant impact in the Company’s assets and liabilities:
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
The Company has goodwill for 22,576 and 28,888 in the consolidated statement of financial position as of December 31, 2023 and 2022 (Note 14) related to the initial business combination.
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
No goodwill impairment losses were recognized as of December 31, 2023, 2022 and 2021.
3.2.2 Impairment of nonfinancial assets other than goodwill
Nonfinancial assets, including identifiable intangible assets, are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or CGUs.
In Argentina, oil and gas properties were grouped as detailed bellow:
- As of December 31, 2023, (i) operated exploitation concessions of unconventional oil and gas exploration and production; and
(ii) non-operating
concessions of conventional oil and gas exploration and production.
- As of December 31, 2022, (i) operated exploitation concessions of conventional oil and gas exploration and production; (ii) operated concessions of unconventional oil and gas exploration and production; and
(iii) non-operating
concessions of conventional oil and gas exploration and production.

F-3
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company also identified only 1 (one) CGUs in Mexico: (i) operated exploitation concessions of conventional oil and gas exploration and production, as of December 31, 2023 and 2022.
To assess whether there is evidence that a CGU may be impaired, external and internal sources of information are analyzed, provided that the events or changes in circumstances show that the book value of an asset or CGU may not be recovered. Some examples of these events are changes in the Group’s business plans, physical damage testing, or, in the case of oil and gas assets, decrease of estimated reserves or increases in estimated future development expenses or dismantling costs, the behavior of Crude oil international prices and demand, the regulatory framework, expected capital investments and changes in demand. Should there be an indication of impairment, the Company estimates the recoverable amount of the asset or CGU.
The recoverable amount of a CGU is the highest of (i) its fair value less selling price or costs of disposal, and (ii) its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is deemed impaired, and it is reduced to its recoverable amount. Due to the nature of the Company’s activities, the information on the fair value less selling price of an asset or CGU is usually difficult to obtain unless negotiations are underway with potential buyers or similar transactions. Consequently, unless otherwise stated, the recoverable amount used in impairment testing is the value in use.
The value in use of each CGU is estimated using the present value of future net cash flows. Each GGU’s business plans, which are approved annually by the Company, are the main sources of information to determine the value in use.
As the initial step in drafting these plans, the Company establishes different assumptions on market conditions, such as Crude oil, Natural gas and LPG prices. These assumptions consider existing prices, the balance between global supply and demand of Crude oil and Natural gas. Upon assessing the value in use, estimated future cash flows are adjusted to consider the specific risks of the group of assets and are discounted at present value using a discount rate before taxes that reflects the current market assessments of the time value of money.
The Company assesses whether there is an indication that previously recognized impairment losses have reversed or decreased as of each reporting date. A previously recognized impairment loss is reversed only if here has been a change in the estimates used in determining the recoverable amount of the asset.
The assessment of whether an asset or CGU is impaired and to which extent involves Company estimates on highly uncertain issues such as discount rates, production profiles, reserves and resources and commodity future prices. It requires that assumptions be made when assessing the proper grouping of items of property, plant and equipment in a CGU. Actual cash flows and values may differ significantly from expected future cash flows and related amounts obtained using discount techniques, which could create major changes in the accounting values of the Group’s assets.
As of December 31, 2023, the Company identified impairment indicators, mainly resulting from the decline in the international price of crude oil in Mexico and local price of natural gas in Argentina. Therefore, the Company performed an impairment testing; using estimated cash flows per CGU, to determine the recoverable amount of the long -lived assets and compare it against carrying amount of CGU.
As result of the analysis performed, for the year ended December 31, 2023, the Company recorded an impairment of 22,906 related to the CGU operated exploitation concessions of conventional oil and gas exploration and production in Mexico and 1,679 related to the CGU for non-operating
exploitation concessions of conventional oil and gas exploration and production in Argentina.
As of December 31, 2022, the Company did not identify indications of impairment related with goodwill and nonfinancial assets other than goodwill.
For the year ended December 31, 2021, it recognized a reversal in impairment for 14,044 related to the CGU of operated concessions of conventional oil and gas exploration and production in Mexico, mainly related to the recovery of Crude oil prices and the increase in proved reserves.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Main assumptions used
The Company’s calculation of the value in use related to the aforementioned CGUs is more sensitive to the following assumptions:

	As of December 31, 2023		As of December 31, 2022		As of December 31, 2021
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Discount rates (after taxes)	12.9%	6.0%	11.9%	7.9%	10.4%	6.1%
Discount rates (before taxes)	21.9%	8.2%	18.7%	11.6%	16.6%	10.0%
Prices of crude oil, natural gas and LPG
Crude oil (USD/bbl) (1)
2023	—	—	80.3	72.2	70.1	63.0
2024	82.4	73.4	92.8	88.3	70.5	63.5
2025	79.0	70.9	84.0	79.9	65.9	58.9
2026	72.6	64.5	79.3	78.3	64.6	58.9
As from 2027	66.4	61.3	79.3	78.3	64.6	58.9
Natural gas-local prices (USD/MMBTU)
As from	2.8	3.3	3.9	3.0	3.3	3.0
LPG-local prices (USD/tn.)
As from	296.3	—	250.4	—	300	—

(1)	The prices correspond to Brent and Maya, for Argentina and Mexico, respectively.
Discount rates:
Discount rates represent the present market value of the Company’s specific risks considering the time value of money and the individual risks of the underlying assets that have not been considered in cash flow estimates. The discount rate is calculated based on the Company’s specific circumstances and is derived from the weighted average cost of capital (“WACC”) with the proper adjustments to reflect risks and determine the rate before taxes. The income tax rate used is the tax rate effective in Argentina and Mexico standing at 35% and 30%, respectively.
(i) The WACC considers the cost of debt and cost of capital and considered public market data of certain companies deemed comparable (“comparable companies”) based on the industry, region and main activity.
(ii)
Prices of crude oil, natural gas and LPG:
Expected commodity prices are based on Management estimates and available market data.
The Company considered discounts for Crude oil prices based on the quality of the Crude oil produced in each CGU. The dynamics of the domestic Crude oil and liquid fuels markets in Argentina and Mexico are also considered. The changes in Brent and Maya prices were estimated using the average market analysis forecasts.
To forecast the local price of Natural gas used the average price received from gas sales in each CGU. Natural gas prices are adjusted linearly by the calorific value of gas produced in each CGU.
The Company’s long-term assumption for Crude oil prices reflects the judgment the market can produce enough oil to meet global demand sustainably.
(iii)
Production and reserve volumes
: the production level and the reserves are based on the reports certified by the independent reserves engineering consultant and different risk factors were also applied to determine the expected value of each type of reserve (Note 32).

F-
4
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Sensitivity to changes in assumptions
Regarding the assessment of the value in use as of December 31, 2023, and 2022, the Company considers that there are no reasonably possible changes in any of the abovementioned main assumptions that may cause the carrying amount of any CGU to exceed its recoverable amount, except for the following:

	As of December 31, 2023		As of December 31, 2022		As of December 31, 2021
	Argentina (1)	Mexico	Argentina (2)	Mexico	Argentina (1)	Mexico
Discount rate	+ 10%		+ 10%		+ 10%
Carrying amount	(136)	(2,559)	—	—	(98)	(98)
Expected prices of crude oil, natural gas and LPG	- 10%		- 10%		- 10%
Carrying amount	(349)	(13,402)	(41,816)	—	(31,773)	—

(1)	Related to the non-operating concessions of conventional oil and gas exploration and production CGU.
(2)	Related to the operated concessions of conventional oil and gas exploration and production CGU.
The aforementioned sensitivity analysis may not be representative of the actual change in the carrying amount because it is unlikely that the change in the assumptions would occur in isolation as some assumptions may be correlated.
As of December 31, 2023, and 2022, the net carrying amount of property, plant and equipment, intangible assets and right-of-use
assets is disclosed in Notes 13, 14 and 15, respectively.
3.2.3 Current and deferred income tax
3.2.3.1 Current income tax
The Company recognizes a current income tax liability as of every year-end,
calculated according to effective laws enacted by the related tax authorities and, if necessary, provisions are recognized based on the amounts payable to tax authorities. However, there are some transactions and calculations which tax assessment is uncertain as sometimes tax regulations are subject to Company interpretation.
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
The assumptions on the generation of future taxable profit depend on the Company estimates of future cash flows, which are affected by sales and production volumes; Crude oil and Natural gas prices; operating costs; well plugging and abandonment costs; capital expenses; and the judgment on the application of tax laws effective in each jurisdiction.
Insofar as future cash flows and taxable profit substantially differ from the Group’s estimates, the Group’s capacity to realize net deferred tax assets booked at reporting date may be affected. Moreover, future changes in the tax laws in the jurisdictions in which the Group operates may hinder its capacity to obtain tax deductions in future periods.

F-
4
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.2.4 Well plugging and abandonment
Well plugging and abandonment at the end of the exploitation concession term requires that Company Management calculate the number of wells, the long-term costs of abandonment and the remaining time until abandonment. The technological, cost, policy, environment and safety issues change constantly and may give rise to differences between actual costs and future estimates.
Well plugging and abandonment estimates should be adjusted by the Company at least annually or in the event of changes in the assessment criteria assumed.
Well plugging and abandonment liabilities stand at 15,287 and 32,524, as of December 31, 2023, and 2022, respectively (Note 22.1).
3.2.5 Oil and gas reserves
Oil and gas items of property, plant and equipment are depreciated using the UDP method over total proved reserves (developed and not developed as applicable). Proved oil and gas reserves are those quantities of natural gas, crude oil, and natural gas liquid which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.
The useful life of each property, plant and equipment asset is assessed at least annually considering the physical limitations of the goods and the assessments of the economically recoverable reserves in the field in which the asset is located.
There are several uncertainties in the estimate of proved reserves and future production plans, development costs and prices, including several factors that are beyond the Company’s control. In estimating reserves involves a certain degree of uncertainty and depend on the quality of the engineering and geological data available as of the estimate date and their interpretation and judgment.
Reserve estimates are adjusted when it is justified by changes in the assessment criteria or at least annually. These reserves are based on the estimates certified annually by the independent reserve engineering consultant.
The Company uses the information obtained from the reserve calculation in determining the depreciation of assets used in oil and gas areas, and in assessing their recoverability (Notes 3.2.1, 3.2.2, 13 and 32).
3.2.6 Share-based payments
The fair value estimate of share-based payments requires the determination of the most appropriate valuation model, which depends on the terms and conditions of the award. This estimate also requires the assessment of the most appropriate input for the valuation model, including the remaining life of stock options, and the shares volatility.
To measure the fair value of share-based payments at grant date, the Company employs the Black & Scholes model. The carrying amount, hypotheses and models used in estimating the fair value of transactions involving share-based payments are disclosed in Note 31.
3.2.7 Profit related to the assignment of conventional assets
As mentioned in Note 1.2.1, the Company has recognized gain of 89,659 in “Other operating profit” under “Gain related to the transfer of conventional assets” (Note 10.1) resulting from the difference between the initial consideration and the residual value deletion of net assets included in the Transaction.
This consideration is related to the committed funds and the initial credit recognized, which is equivalent to the discounted value of the agreed-upon volumes of crude oil, natural gas and LPG to be received during the Operating Period.
For the valuation of receivables, the Company has estimated the terms and costs of supplying these volumes and the discount rate applicable.

F-
4
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
For the years ended December 31, 2023, 2022, and 2021, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.
The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these consolidated financial statements.
The following chart summarizes noncurrent assets per geographical area:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Argentina	2,122,735	1,638,973	1,260,851
Mexico	49,364	51,316	47,837

Total noncurrent assets	2,172,099	1,690,289	1,308,688

Note 5. Revenue from contracts with customers

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Goods sold	1,168,774	1,187,660	665,310

Total revenue from contracts with customers	1,168,774	1,187,660	665,310

Recognized at a point in time	1,168,774	1,187,660	665,310

The Company’s transactions and main revenue are described in Note 2.4.7. Revenue is derived from contracts with customers.
5.1 Information broken down by revenue from contracts with customers

Type of products	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Revenues from crude oil sales	1,097,316	1,113,411	606,183
Revenues from natural gas sales	67,290	68,663	54,301
Revenues from LPG sales	4,168	5,586	4,826

Total revenue from contracts with customers	1,168,774	1,187,660	665,310

F-4
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Distribution channels	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Exports of crude oil	642,155	604,977	195,279
Local crude oil for refineries	455,161	508,434	410,904
Exports of natural gas	20,359	13,531	169
Local natural gas for industries	19,606	20,093	17,320
Local natural gas for retail distribution companies	17,639	18,829	18,351
Local natural gas for electric power generation	9,686	16,210	18,461
LPG sales	4,168	5,586	4,826

Total revenue from contracts with customers	1,168,774	1,187,660	665,310

The Company’s performance obligations are related to the transfer of goods to customers. The E&P business involves all the activities related to Crude oil and Natural gas exploration, development and production. Revenue is mainly derived from the sale of produced Crude oil, Natural gas and LPG to third parties at a point in time.
Note 6. Cost of sales
6.1 Operating costs

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Fees and compensation for services	48,729	66,155	53,024
Salaries and payroll taxes	21,072	22,344	16,591
Employee benefits	5,926	6,481	4,877
Transport	5,214	5,963	3,274
Consumption of materials and spare parts	4,933	16,824	15,912
Easements and fees	4,547	11,427	9,572
Other	4,264	4,191	3,873

Total operating costs	94,685	133,385	107,123

6.2 Crude oil stock fluctuation

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Crude oil stock at beginning of the year (Note 19)	4,722	5,222	6,127
Less: Crude oil stock at end of the year (Note 19)	(2,664)	(4,722)	(5,222)

Total crude oil stock fluctuation	2,058	500	905

6.3 Royalties and others

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Royalties	128,723	144,837	86,241
Export duties	48,090	43,840	13,123

Total royalties and others	176,813	188,677	99,364

F-4
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 7. Selling expenses

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Transport	33,006	28,686	19,554
Taxes, rates and contributions	14,908	16,522	13,921
Fees and compensation for services	10,490	5,137	2,806
Tax on bank account transactions	10,388	9,595	6,061
(Reversal of) allowance for expected credit losses (Note 17)	—	(36)	406

Total selling expenses	68,792	59,904	42,748

Note 8. General and administrative expenses

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Salaries and payroll taxes	23,300	27,178	20,242
Share-based payments (Note 31)	23,133	16,576	10,592
Fees and compensation for services	11,764	9,848	7,412
Employee benefits	4,678	3,360	2,124
Institutional promotion and advertising	2,174	2,066	2,237
Taxes, rates and contributions	1,884	1,859	1,311
Other	3,550	2,939	1,940

Total general and administrative expenses	70,483	63,826	45,858

Note 9. Exploration expenses

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Geological and geophysical expenses	16	736	561

Total exploration expenses	16	736	561

Note 10. Other operating income and expenses
10.1 Other operating income

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Gain related to the transfer of conventional assets (1)	89,659	—	—
Gain from Exports Increase Program (2)	81,232	—	—
Gain from farmout agreement (3)	24,429	18,218	9,050
Other services income (4)	8,492	8,480	4,236
Gain from assets disposal (5)	—	—	9,999

Total other operating income	203,812	26,698	23,285

(1)	See Note 1.2.1.
(2)	Including 86,173 of gain, net of related costs (Note 2.5.1.1).
(3)
The years ended December 31, 2023, 2022 and 2021, including 26,650 20,000 and 10,000 of payments received by Trafigura Argentina S.A. (“Trafigura”), related to the farmout agreements, net of disposals of oil and gas properties and goodwill for 2,051 and 170; 1,654 and 128, and 882 and 68, respectively (Notes 13 and 14).

(4)	Services not directly related to the Company’s main activity.
(5)
The year ended December 31, 2021 including: (i) 9,788 related to the transfer of the working interest in CASO (Note 29.2.6); (ii) 198 related to Mexico exploratory assets transfer (Note 29.2.7) and; (iii) 13 related to the expiration of Sur Rio Deseado Este exploitation concession (29.2.8).

F-4
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

10.2 Other operating expenses

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
(Provision for) environmental remediation (1) (Note 22.2)	(485)	(2,133)	(1,029)
Restructuring and reorganization expenses (2)	(276)	(531)	(2,284)
Reversal of (provision for) materials and spare parts obsolescence (1)	1,132	(278)	(249)
(Provision for) contingencies (1) (Note 22.3)	(69)	(379)	(652)

Total other operating expenses	302	(3,321)	(4,214)

(1)	These transactions did not generate cash flows.
(2)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.
Note 11. Financial income (expense), net
11.1 Interest income

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Financial interest	1,235	809	65

Total interest income	1,235	809	65

11.2 Interest expense

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Borrowings interest (Note 18.2)	(21,879)	(28,886)	(50,660)

Total interest expense	(21,879)	(28,886)	(50,660)

11.3 Other financial income (expense)

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Amortized cost (Note 18.2)	(1,810)	(2,365)	(4,164)
Changes in the fair value of warrants (Note 18.5.1)	—	(30,350)	(2,182)
Net changes in foreign exchange rate	18,458	33,263	14,328
Discount of assets and liabilities at present value	2,137	(2,561)	(2,300)
Changes in the fair value of financial assets	19,437	(17,599)	5,061
Interest expense on lease liabilities (Note 15)	(2,894)	(1,925)	(1,079)
Discount for well plugging and abandonment (Note 22.1)	(2,387)	(2,444)	(2,546)
Remeasurement in borrowings (1)	(72,044)	(52,817)	(19,163)
Other (2)	(26,381)	9,242	4,851

Total other financial income (expense)	(65,484)	(67,556)	(7,194)

(1)	Related to corporate bonds (“ON” by its Spanish acronym) in UVA adjusted by CER (Note 18.2).
(2)	For the years ended December 31, 2023 and 2022, including 819 and 2,515 from loss for ON swapping, respectively (Notes 18.1 and 18.2).

F-4
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Earnings per share
a) Basic
Basic earnings per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the year.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Profit for the year, net	396,955	269,535	50,650
Weighted average number of ordinary shares	93,679,904	87,862,531	88,242,621

Basic earnings per share	4.237	3.068	0.574

b) Diluted
Diluted earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the year, plus the weighted average of dilutive potential ordinary shares.
Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.
The calculation of diluted earnings per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the year, no dilution effect is booked, as diluted earnings per share is equal to basic earnings per share.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Profit for the year, net	396,955	269,535	50,650
Weighted average number of ordinary shares (1)	99,232,919	97,830,538	93,273,978

Diluted earnings per share	4.000	2.755	0.543

(1)	As of December 31, 2023, the Company has 95,355,432 outstanding shares (Note 21.1) that cannot exceed 98,781,028 shares.

Likewise,	in accordance with IFRS the average number of ordinary shares with a potential dilutive effect amounts to 99,232,919.
As of December 31, 2023 and 2022 the Company holds 3,705,757 and 4,854,408 respectively, Series A shares to be used in the LTIP, that, on the date of this consolidated financial statements, are currently unvested. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings per share.
As of December 31, 2021, the Company holds the following ordinary shares that, on the date of this consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings / (loss) per share:

i.	21,666,667 Series A shares related to 65,000,000 Series A warrants (Note 18.3);

ii.	9,893,333 Series A shares related to 29,680,000 warrants (Note 18.3);

iii.	1,666,667 Series A shares related to 5,000,000 securities (Forward Purchase Agreement or “FPA”) (Note 18.3);

iv.	3,957,518 Series A shares to be used in the LTIP.
There were no other transactions involving ordinary shares or dilutive potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

F-4
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Property, plant and equipment
The changes in property, plant and equipment for the year ended December 31, 2023, are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties		Production wells and facilities		Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2022	10,794	43,522	513,164		1,607,895		153,948	41,958	2,371,281
Additions	—	1	—		—		636,189	98,124	734,314
Transfers	3,474	7,551	—		738,092		(666,739)	(82,378)	—
Disposals	—	(13)	(2,475	) (1)	(930	) (2)	—	—	(3,418)
Impairment of long -lived assets (3)	—	—	(11,982)		(16,393)		—	—	(28,375)
Disposals related to the transfer of conventional assets (4)	(1,694)	(7,537)	—		(292,020)		(383)	(12,749)	(314,383)

Amounts as of December 31, 2023	12,574	43,524	498,707		2,036,644		123,015	44,955	2,759,419

Accumulated depreciation
Amounts as of December 31, 2022	(300)	(15,587)	(67,947)		(681,108)		—	—	(764,942)
Depreciation	(3)	(4,921)	(13,634)		(246,238)		—	—	(264,796)
Disposals	—	10	424	(1)	—		—	—	434
Impairment of long -lived assets (3)	—	—	502		3,288		—	—	3,790
Disposals related to the transfer of conventional assets (4)	71	5,259	—		188,524		—	—	193,854

Amounts as of December 31, 2023	(232)	(15,239)	(80,655)		(735,534)		—	—	(831,660)

Net value

Amounts as of December 31, 2023	12,342	28,285	418,052		1,301,110		123,015	44,955	1,927,759

(1)	Related to the farmout agreement I and II mentioned in Note 29.2.1.1 and 29.2.1.2.
(2)	Related to the re-estimation of well plugging and abandonment (Note 22.1). This transaction did not generate cash flows.
(3)	See Note 3.2.2.
(4)	See Note 1.2.1.

F-4
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The changes in property, plant and equipment for the year ended December 31, 2022, are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties		Production wells and facilities		Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2021	2,709	23,070	446,291		1,174,699		91,245	27,796	1,765,810
Additions	8,550	285	—		—		433,942	97,243	540,020
Transfers	—	20,171	—		433,909		(371,239)	(82,841)	—
Disposals	(465)	(4)	(1,870	) (1)	(713	) (2)	—	(240)	(3,292)
Incorporation for the acquisition of AFBN assets	—	—	68,743	(3)	—		—	—	68,743

Amounts as of December 31, 2022	10,794	43,522	513,164		1,607,895		153,948	41,958	2,371,281

Accumulated depreciation
Amounts as of December 31, 2021	(294)	(10,834)	(53,623)		(477,077)		—	—	(541,828)
Depreciation	(17)	(4,756)	(14,540)		(204,031)		—	—	(223,344)
Disposals	11	3	216	(1)	—				230

Amounts as of December 31, 2022	(300)	(15,587)	(67,947)		(681,108)		—	—	(764,942)

Net value

Amounts as of December 31, 2022	10,494	27,935	445,217		926,787		153,948	41,958	1,606,339

(1)	Related to the farmout agreement I, mentioned in Note 29.2.1.1.
(2)	Related to the re-estimation of well plugging and abandonment (Note 22.1). This transaction did not generate cash flows.
(3)	See Note 29.2.5

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 14. Goodwill and other intangible assets
Below are the changes in goodwill and other intangible assets for the year ended December 31, 2023:

	Goodwill		Other intangible assets
Cost
Amounts as of December 31, 2022	28,288		18,246
Additions	—		7,293
Disposals	(170	) (1)	—
Disposals related to the transfer of conventional assets (2)	(5,542)		(1,143)

Amounts as of December 31, 2023	22,576		24,396

Accumulated amortization
Amounts as of December 31, 2022	—		(11,454)
Amortization	—		(4,059)
Disposals related to the transfer of conventional assets (2)	—		1,143

Amounts as of December 31, 2023	—		(14,370)

Net value

Amounts as of December 31, 2023	22,576		10,026

(1)	Related to the farmout agreement I and II mentioned in Note 29.2.1.1 and 29.2.1.2.
(2)	See Note 1.2.1.
Below are the changes in goodwill and other intangible assets for the year ended December 31, 2022:

	Goodwill		Other intangible assets
Cost
Amounts as of December 31, 2021	28,416		12,216
Additions	—		6,030
Disposals	(128	) (1)	—

Amounts as of December 31, 2022	28,288		18,246

Accumulated amortization
Amounts as of December 31, 2021	—		(8,338)
Amortization	—		(3,116)

Amounts as of December 31, 2022	—		(11,454)

Net value

Amounts as of December 31, 2022	28,288		6,792

(1)	Related to the farmout agreement I mentioned in Note 29.2.1.1.

F-
5
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Goodwill arises from the initial business combination, mainly due to the Company’s capacity to tap into unique synergies from managing a portfolio of acquired oil and existing plots of land.
As of December 31, 2023, it was allocated to operated concessions of unconventional oil and gas exploration and production CGU. As of December 31, 2022, it was allocated to the following CGUs in Argentina: (i) 22,746 to operated concessions of unconventional oil and gas exploration and production; and (ii) 5,542 to operated concessions of conventional oil and gas exploration and production.
Note 15.
Right-of-use
assets and lease liabilities
The carrying amount of the Company’s
right-of-use
assets and lease liabilities, as well as the changes for the years ended in December 31, 2023, and 2022, are detailed below:

	Right-of-use assets			Total lease liabilities
	Buildings	Facilities and machinery	Total
Amounts as of December 31, 2022	986	25,242	26,228	(29,194)
Additions	—	63,336	63,336	(68,499)
Reestimation	(14)	1,450	1,436	(1,675)
Depreciation (1)	(584)	(29,391)	(29,975)	—
Payments	—	—	—	36,780
Interest expense (2)	—	—	—	(7,880)

Amounts as of December 31, 2023	388	60,637	61,025	(70,468)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 22,400.
(2)	Including drilling agreements capitalized as “Works in progress” for 4,986.

	Right-of-use assets			Total lease liabilities
	Buildings	Facilities and machinery	Total
Amounts as of December 31, 2021	1,211	25,243	26,454	(27,074)
Additions	—	449	449	(449)
Reestimation	348	9,206	9,554	(9,554)
Depreciation (1)	(573)	(9,656)	(10,229)	—
Payments	—	—	—	11,494
Interest expense (2)	—	—	—	(3,611)

Amounts as of December 31, 2022	986	25,242	26,228	(29,194)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 1,827.
(2)	Including drilling agreements capitalized as “Works in progress” for 1,686.
In line with Note 2.4.3, short-term and
low-value
lease agreements were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 69, 118 and 152 for the years ended December 31, 2023, 2022, and 2021, respectively.

F-
5
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 16. Deferred income tax assets and liabilities, and income tax expense
Deferred income tax assets and liabilities break down as follows:

	As of January 1, 2023	Profit (loss)	Other comprehensive income (loss)	As of December 31, 2023
Tax losses and other unused tax credits (1)	4,717	3,215	—	7,932
Provisions	4,706	(436)	—	4,270
Right-of-use assets, net	1,038	2,267	—	3,305
Employee benefit	3,909	(356)	(2,298)	1,255
Other	1,447	(1,420)	—	27

Assets for deferred income tax	15,817	3,270	(2,298)	16,789

Property, plant and equipment	(146,154)	(132,570)	—	(278,724)
Tax inflation adjustment	(108,363)	6,124	—	(102,239)
Trade and other receivables	(1,347)	(10,353)	—	(11,700)
Borrowings	(921)	(47)	—	(968)
Inventories	(898)	519	—	(379)
Short-term investments	(1,210)	1,046	—	(164)

Liabilities for deferred income tax	(258,893)	(135,281)	—	(394,174)

Deferred income tax, net	(243,076)	(132,011)	(2,298)	(377,385)

	As of January 1, 2022	Profit (loss)	Other comprehensive income (loss)	As of December 31, 2022
Tax losses and other unused tax credits (1)	6,972	(2,255)	—	4,717
Provisions	7,265	(2,559)	—	4,706
Employee benefit	2,913	(467)	1,463	3,909
Right-of-use assets, net	161	877	—	1,038
Other	(501)	1,948	—	1,447

Assets for deferred income tax	16,810	(2,456)	1,463	15,817

Property, plant and equipment	(150,786)	4,632	—	(146,154)
Tax inflation adjustment	(36,038)	(72,325)	—	(108,363)
Trade and other receivables	1,784	(3,131)	—	(1,347)
Short-term investments	(1,925)	715	—	(1,210)
Borrowings	(1,225)	304	—	(921)
Inventories	(1,269)	371	—	(898)

Liabilities for deferred income tax	(189,459)	(69,434)	—	(258,893)

Deferred income tax, net	(172,649)	(71,890)	1,463	(243,076)

(1)
As of December 31, 2023 and 2022,

the Company has recognized Net Operating Loss (“NOL”) based on the analysis of expected future taxable income in the following years, generated in Argentina and Mexico.

Deferred income tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are related to the same tax authority. The following amounts, are disclosed in the consolidated statement of financial position:

	As of December 31, 2023	As of December 31, 2022
Deferred income tax assets, net	5,743	335

Deferred income tax assets, net	5,743	335

F-
5
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2023	As of December 31, 2022
Deferred income tax liabilities, net	383,128	243,411

Deferred income tax liabilities, net	383,128	243,411

Income tax breaks down as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Income tax
Current income tax	(16,393)	(92,089)	(62,419)
Deferred income tax	(132,011)	(71,890)	(39,695)

Income tax (expense) charged in the statement of profit or loss	(148,404)	(163,979)	(102,114)

Deferred income tax charged to other comprehensive income	(2,298)	1,463	2,048

Total income tax (expense)	(150,702)	(162,516)	(100,066)

For the years ended December 31, 2023, 2022 and 2021, the Company’s effective rate was 27%, 38% and 67%, respectively. The differences between the effective and statutory rate mainly include: (i) the application of the tax adjustment for inflation in Argentina; (ii) the depreciation of the Argentine peso (“ARS”) with respect to the USD affecting the Company’s tax deductions of nonmonetary assets; and (iii) the accumulative tax losses not recognized in the period.
Below is the reconciliation between income tax expense and the amount resulting from the application of the tax rate to profit income tax:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Profit before income tax	545,359	433,514	152,764
Effective income tax rate	30%	30%	30%

Income tax at the effective tax rate pursuant to effective tax regulations	(163,608)	(130,054)	(45,829)

Items that adjust income tax (expense) / benefit:
Nondeductible expenses	(13,328)	(18,735)	(6,600)
Inflation adjustment	(146,077)	(153,517)	(98,348)
Effect on the measurement of monetary and nonmonetary items at functional currency	196,841	169,058	86,724
Unrecognized tax losses and other assets	(7,156)	(15,568)	(4,047)
Effect of tax losses (1)	—	—	31,232
Effect related to statutory income tax rate change (2)	—	—	(67,312)
Difference in income tax estimate prior year	1,695	6,358	—
Application of tax credits	16,077	6,229	9,710
Effect related to the difference in tax rate other than Mexican statutory rate	(34,317)	(25,762)	(7,637)
Other	1,469	(1,988)	(7)

Total income tax (expense)	(148,404)	(163,979)	(102,114)

(1)	For the year ended December 31, 2021, see Note 16.1.
(2)	For the year ended December 31, 2021, mainly include effects in Note 30.1.

F-5
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2023 and 2022, the Company and some subsidiaries in Mexico carry accumulated tax losses not recognized for which no deferred tax asset has been recognized. According to Mexican legislation, these accumulated tax losses not recognized shall be adjusted annually by the applicable index. Below are the updated accumulated tax losses not recognized and their due dates:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
2027	6,185	5,166	4,499
2028	72,643	60,727	51,618
2029	32,126	27,113	13,781
As from 2030	83,735	36,203	7,903

Total accumulated tax losses not recognized	194,689	129,209	77,801

Income tax liabilities break down as follows:

	As of December 31, 2023	As of December 31, 2022
Current
Income tax, net of withholdings and prepayments	3	58,770

Total current	3	58,770

16.1 Current income tax
The reform introduced by Law No. 27,541 in Argentina set forth that, for fiscal years beginning January 1, 2021, 100% of the adjustment for inflation be deducted or levied in the year in which it is determined (Note 30.1).
For the fiscal year ended December 31, 2021, such adjustment for inflation generated a significant increase in the income tax base of Vista Argentina, a Company´s subsidiary, due to the disparity between the changes in the Consumer Price Index (“IPC”, by Spanish acronym) and the exchange rate during such period.
The Company considers that the application of this adjustment for inflation violates constitutional rights, principles and guarantees, as it levies fictitious profit, thus increasing the tax burden in a way which is constitutionally inadmissible pursuant to case law issued by the Argentine Supreme Court of Justice.
In addition, in this context, Vista Argentina recognized the effects of inflation upon applying accumulated tax losses to the income tax base for the year ended December 31, 2021.
Note 17. Trade and other receivables

	As of December 31, 2023	As of December 31, 2022
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Receivables related to the transfer of conventional assets (1)	70,526	—
Midstream prepaid expenses (2)	34,660	—
Prepaid expenses and other receivables (3)	27,414	13,630
Value added tax (“VAT”)	462	940
Turnover tax	5	493

	133,067	15,063

F-5
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2023	As of December 31, 2022
Financial assets:
Receivables from joint operations	2,936	—
Loans to employees	348	801

	3,284	801

Total noncurrent trade and other receivables	136,351	15,864

Current
Trade:
Oil and gas accounts receivable (net of allowance for expected credit losses)	59,787	38,978

	59,787	38,978

Other receivables:
Prepayments, tax credits and other:
Receivables related to the transfer of conventional assets (1)	86,043	—
VAT	19,713	22,939
Income tax	13,409	2,921
Prepaid expenses and other receivables	9,381	13,864
Turnover tax	385	634

	128,931	40,358

Financial assets:
Accounts receivable from third parties	7,804	2,172
Receivables from joint operations	6,581	3,854
Gas IV Plan (Note 2.5.3.1)	1,245	3,772
Advances to directors and loans to employees	557	444
Other	197	828

	16,384	11,070

Other receivables	145,315	51,428

Total current trade and other receivables	205,102	90,406

(1)	Related to the accounts receivable recognized as a result of the Transaction mentioned in Note 1.2.1.
(2)	Related to the Duplicar Plus Project implemented by Oleoductos del Valle S.A. (“Oldelval”) (Note 28.1 and 33)
(3)	As of December 31, 2023, includes 14,292 related to prepayment of leases.
Due to the short-term nature of current trade and other receivables,
t
h
e
carrying amount is considered similar to its fair value.
The fair values of noncurrent trade and other receivables do not differ significantly from its carrying amounts either.
As of December 31, 2023, in general accounts receivable has a
19-day
term for sales of crude oil and a
50-day
term for sales of natural gas and LPG.
The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties and that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses of 100% against all trade receivables that are 90 (ninety) days past due because based on its history these receivables are generally not recovered.
As of December 31, 2023 and 2022 the provision for expected credit losses was recorder for 52 and 231 respectively.

F-5
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The changes in the allowance for expected credit losses of trade and other receivables are as follows:

	As of December 31, 2023	As of December 31, 2022
Amounts at beginning of year	(231)	(406)
Allowances for expected credit losses (Note 7)	—	36
Foreign exchange differences	179	139

Amounts at end of year	(52)	(231)

As of the date of these consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.
Note 18. Financial assets and liabilities
18.1 Borrowings:

	As of December 31, 2023	As of December 31, 2022
Noncurrent
Borrowings	554,832	477,601

Total noncurrent	554,832	477,601

Current
Borrowings	61,223	71,731

Total current	61,223	71,731

Total Borrowings	616,055	549,332

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of December 31, 2023	As of December 31, 2022
Fixed interest
Less than 1 year	60,373	48,588
From 1 to 2 years	81,900	154,895
From 2 to 5 years	392,550	232,279
Over 5 years	55,382	65,427

Total	590,205	501,189
Variable interest
Less than 1 year	850	23,143
From 1 to 2 years	—	—
From 2 to 5 years	25,000	25,000
Over 5 years	—	—

Total	25,850	48,143

Total Borrowings	616,055	549,332

See Note 18.5.2 for information on the fair value of the borrowings.

F-5
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The carrying amount of borrowings as of December 31, 2023 and 2022 of the Company through its subsidiary Vista Argentina, is as follows:

Company	Execution date	Currency	Principal	Interest	Annual rate		Maturity date	As of December 31, 2023		As of December 31, 2022
Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA (1)	July, 2018	USD	150,000	Variable	LIBO R + 4.50%		July, 2023	—		69,121
			150,000	Fixed	8.00%
Santander International	January, 2021	USD	11,700	Fixed	1.80%		January, 2026	68	(2) (4)	68	(2)
Santander International	July, 2021	USD	43,500	Fixed	2.05%		July, 2026	79	(2) (4)	79	(2)
Santander International	January, 2022	USD	13,500	Fixed	2.45%		January, 2027	28	(2) (4)	28	(2)
ConocoPhillips Company	January, 2022	USD	25,000	Variable	SOF R + 2.01	(3) %	September, 2026	25,850	(4)	25,594

					Total			26,025		94,890

(1)	As of December 31, 2022, the Company should m e et the following financial ratios according to the parameters defined in the loan agreement:

(i)	The ratio of consolidated net debt to consolidated EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization.”).

(ii)
The consolidated interest coverage rate as of the last day of every tax quarter. The consolidated interest coverage rate is the proportion of (a) consolidated EBITDA to (b) consolidated interest expenses for the period.

This credit facility includes covenants restricting, but not prohibiting, among other things, Vista Argentina, Vista Holding I, Vista Holding II, Aluvional and AFBN, and the Company’s ability to: (i) incur or guarantee additional debt; (ii) create liens on its assets to secure debt; (iii) dispose of assets (iv) merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets; (v) change their existing line of business (vi) declare or pay any dividends or return any capital; (vii) make investments; (viii) enter into transactions with affiliates; and (ix) change their existing accounting practices. As of December 31, 2022, there was no non-compliance
of said affirmative, negative and financial covenants.

(2)	The carrying amount is related to interest, and the principal is collateralized.
(3)	Secured Overnight Financing Rate (“SOFR”), which replaces LIBOR as of June 30, 2023.
(4)	See Note 33.
Moreover, Vista Argentina issued ON, under the name “
Programa de Notas
” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym). The following chart shows the carrying amount of ON as of December 31, 2023 and 2022:

Instrument	Execution date	Currency	Principal		Interest	Annual rate	Maturity date	As of December 31, 2023		As of December 31, 2022
ON III	February, 2020	USD	50,000		Fixed	3.50%	February, 2024	—	(1)	9,607
ON VI	December, 2020	USD-linked (2)	10,000		Fixed	3.24%	December, 2024	9,997	(5)	9,968
ON VII	March, 2021	USD	42,371	(3)	Fixed	4.25%	March, 2024	—		42,200
ON VIII	March, 2021	ARS	3,054,537	(4)	Fixed	2.73%	September, 2024	—	(1)	45,185
ON X	June, 2021	ARS	3,104,063	(4)	Fixed	4.00%	March, 2025	—	(1)	40,765
ON XI	August, 2021	USD-linked (2)	9,230		Fixed	3.48%	August, 2025	9,231	(5)	9,214
ON XII	August, 2021	USD-linked (2)	100,769		Fixed	5.85%	August, 2031	102,556	(5)	102,504
ON XIII	June, 2022	USD	43,500		Fixed	6.00%	August, 2024	43,458		43,211
ON XIV	November, 2022	USD	40,511		Fixed	6.25%	November, 2025	36,484		36,408
ON XV	December, 2022	USD	13,500		Fixed	4.00%	January, 2025	13,476	(5)	13,413

F-5
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Instrument	Execution date	Currency		Principal		Interest	Annual rate	Maturity date	As of December 31, 2023		As of December 31, 2022
ON XVI	December, 2022	USD-linked	(2)	63,450		Fixed	0.00%	June, 2026	63,231		63,079
	May, 2023	USD-linked	(2)	40,785	(3)	Fixed	0.00%	June, 2026	40,525		—
ON XVII	December, 2022	USD-linked	(2)	39,118		Fixed	0.00%	December, 2026	38,948		38,888
ON XVIII	March, 2023	USD-linked	(2)	118,542		Fixed	0.00%	March, 2027	117,979		—
ON XIX	March, 2023	USD-linked	(2)	16,458		Fixed	1.00%	March, 2028	16,396	(5)	—
ON XX	June, 2023	USD		13,500		Fixed	4.50%	July, 2025	13,357	(5)	—
ON XXI	August, 2023	USD-linked	(2)	70,000		Fixed	0.99%	August, 2028	69,749	(5)	—
ON XXII	December, 2023	USD		14,669		Fixed	5.00%	June, 2026	14,643		—

								Total ON	590,030		454,442

							Total Borrowings		616,055		549,332

(1)	As of December 31, 2023 the Company pre- settled ON III, VIII and X.
(2)	Subscribed in USD, payable in ARS at the exchange rate applicable on maturity date.
(3)
On May 29, 2023, the Company settled ON VII by: (i) issuing additional ON XVI for 40,785
(which generated no cash flows); and (ii) paid reminder principal and interests. The Company recognized
 819 related to the loss from the issuance of the swap mentioned (Note 11.3).

On December 6, 2022, the Company settled ON V and IX for a total amount of 68,787, out of which: i) 60,935 issued ON XVI and; ii) 7,852 are related to the payment of principal remaining. Therefore, the Company issued ON XVI for a total amount of 63,450, out which: i) 60,935 are related to the swap mentioned above and; ii) 2,515 related to the loss from the issuance (Note 11.3).
(4)	Amount in UVA, adjusted by CER (Note 11.3).
(5)	See Note 33.
Under the aforementioned program, Vista Argentina may list ON in Argentina for a total principal up to 800,000 or its equivalent in other currencies at any time.
18.2 Changes in liabilities from financing activities
Changes in the borrowings were as follows:

	As of December 31, 2023	As of December 31, 2022
Amounts at beginning of year	549,332	610,973
Proceeds from borrowings (1)	358,954	228,614
Borrowings interest (2) (Note 11.2)	21,879	28,886
Payment of borrowing cost	(1,779)	(1,670)
Payment of interest	(22,993)	(34,430)
Payment of principal (1)	(252,284)	(294,917)
Amortized cost (2) (Note 11.3)	1,810	2,365
Remeasurement in borrowings (2) (3) (Note 11.3)	72,044	52,817
Changes in foreign exchange rate (2) (3)	(111,727)	(45,821)
Other financial expense (2) (Note 11.3)	819	2,515

Amounts at end of year	616,055	549,332

(1)
As of December 31, 2023, borrowings received, and principal payments include 40,785 related to the ON swapping mentioned in Note 18.1. These transactions did not generate cash flows. As of December 31. 2022, borrowings received, and principal payments include 99,826 related to the ON swapping mentioned in Note 18.1. These transactions did not generate cash flows.

(2)	These transactions did not generate cash flows.
(3)	Related to ON VIII and X, which amounts were in UVA and adjusted by CER. As of December 31, 2023, they were pre- settled by the Company.

F-5
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.3 Warrants
Along with the issuance of Series A ordinary shares in the Initial Public Offering (“IPO”), the Company placed 65,000,000 warrants to purchase a third of Series A ordinary shares at an exercise price of 11.50 USD/share (the “Series A warrants.”). Under those terms they expired on April 4, 2023, or earlier if after the exercise option the closing price of a Series A share is equal to or higher than the price equal to USD 18.00 during 20 trading days within a
30-day
trading, and the Company opts for the early termination of the exercise term. Should the Company opt for the early termination, it will be entitled to declare that Series A warrants will be exercised “with no payment in cash.” Should the Company opt for the exercise with no payment in cash, the holders of Series A warrants that choose to exercise the option should deliver and receive a variable number of Series A shares resulting from the formula established in the deed of issue of warrants that captures the average of the equivalent in USD of the closing price of Series A shares during a
10-day
period.
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
On October 4, 2022 the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” - the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such Warrants, by means of which a cashless exercise mechanism was implemented that entitles the holders, to obtain 1 (one) Series A share representative of the capital stock of the Company for each 31 (thirty one) Warrants owned.
As of October 4, 2022, the liability for warrants was settled for 32,894, an amount equal to the 3,215,483 series “A” shares and was recognized under “Other equity instruments” (Note 18.5.1 and 21.1).
Thus, for the years ended December 31, 2023, and 2022, a total of 1,176,811 and 2,038,643 Series A shares were issued, respectively. They have no nominal value (Note 21.1).
As of the date of these consolidated financial statements, there are no optional stocks pending to be exercised or outstanding.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.4 Financial instruments by category
The following chart includes the financial instruments broken down by category:

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets/liabilities
Assets
Plan assets (Note 23)	—	5,438	5,438
Trade and other receivables (Note 17)	3,284	—	3,284

Total noncurrent financial assets	3,284	5,438	8,722

Cash, bank balances and other short-term investments (Note 20)	35,292	156,163	191,455
Trade and other receivables (Note 17)	76,171	—	76,171

Total current financial assets	111,463	156,163	267,626

Liabilities
Borrowings (Note 18.1)	554,832	—	554,832
Lease liabilities (Note 15)	35,600	—	35,600

Total noncurrent financial liabilities	590,432	—	590,432

Borrowings (Note 18.1)	61,223	—	61,223
Trade and other payables (Note 26)	205,055	—	205,055
Lease liabilities (Note 15)	34,868	—	34,868

Total current financial liabilities	301,146	—	301,146

As of December 31, 2022	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets/liabilities
Assets
Plan assets (Note 23)	—	5,703	5,703
Trade and other receivables (Note 17)	801	—	801

Total noncurrent financial assets	801	5,703	6,504

Cash, bank balances and other short-term investments (Note 20)	17,606	202,869	220,475
Trade and other receivables (Note 17)	50,048	—	50,048

Total current financial assets	67,654	202,869	270,523

Liabilities
Borrowings (Note 18.1)	477,601	—	477,601
Lease liabilities (Note 15)	20,644	—	20,644

Total noncurrent financial liabilities	498,245	—	498,245

Borrowings (Note 18.1)	71,731	—	71,731
Trade and other payables (Note 26)	221,013	—	221,013
Lease liabilities (Note 15)	8,550	—	8,550

Total current financial liabilities	301,294	—	301,294

F-
6
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are income, expenses, profit, or loss from each financial instrument:
For the year ended December 31, 2023:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets/liabilities
Interest income (Note 11.1)	1,235	—	1,235
Interest expense (Note 11.2)	(21,879)	—	(21,879)
Amortized cost (Note 11.3)	(1,810)	—	(1,810)
Net changes in foreign exchange rate (Note 11.3)	18,458	—	18,458
Discount of assets and liabilities at present value (Note 11.3)	2,137	—	2,137
Changes in the fair value of financial assets (Note 11.3)	—	19,437	19,437
Interest expense on lease liabilities (Note 11.3)	(2,894)	—	(2,894)
Discount for well plugging and abandonment (Note 11.3)	(2,387)	—	(2,387)
Remeasurement in borrowings (Note 11.3)	(72,044)	—	(72,044)
Other (Note 11.3)	(26,381)	—	(26,381)

Total	(105,565)	19,437	(86,128)

For the year ended December 31, 2022:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets/liabilities
Interest income (Note 11.1)	809	—	809
Interest expense (Note 11.2)	(28,886)	—	(28,886)
Amortized cost (Note 11.3)	(2,365)	—	(2,365)
Changes in the fair value of warrants (Note 11.3)	—	(30,350)	(30,350)
Net changes in foreign exchange rate (Note 11.3)	33,263	—	33,263
Discount of assets and liabilities at present value (Note 11.3)	(2,561)	—	(2,561)
Changes in the fair value of financial assets (Note 11.3)	—	(17,599)	(17,599)
Interest expense on lease liabilities (Note 11.3)	(1,925)	—	(1,925)
Discount for well plugging and abandonment (Note 11.3)	(2,444)	—	(2,444)
Remeasurement in borrowings (Note 11.3)	(52,817)	—	(52,817)
Other (Note 11.3)	9,242	—	9,242

Total	(47,684)	(47,949)	(95,633)

For the year ended December 31, 2021:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets/liabilities
Interest income (Note 11.1)	65	—	65
Interest expense (Note 11.2)	(50,660)	—	(50,660)
Amortized cost (Note 11.3)	(4,164)	—	(4,164)
Changes in the fair value of warrants (Note 11.3)	—	(2,182)	(2,182)
Net changes in foreign exchange rate (Note 11.3)	14,328		14,328
Discount of assets and liabilities at present value (Note 11.3)	(2,300)		(2,300)
Changes in the fair value of financial assets (Note 11.3)	—	5,061	5,061
Interest expense on lease liabilities (Note 11.3)	(1,079)	—	(1,079)
Discount for well plugging and abandonment (Note 11.3)	(2,546)	—	(2,546)
Remeasurement in borrowings (Note 11.3)	(19,163)	—	(19,163)
Other (Note 11.3)	4,851	—	4,851

Total	(60,668)	2,879	(57,789)

F-
6
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices);

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).
The following chart shows the Company’s financial assets measured at fair value as of December 31, 2023 and 2022:

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	5,438	—	—	5,438
Short-term investments	156,163	—	—	156,163

Total assets	161,601	—	—	161,601

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	5,703	—	—	5,703
Short-term investments	202,869	—	—	202,869

Total assets	208,572	—		208,572

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
There were no transfers between Level 1 and Level 2 from December 31, 2022, through December 31, 2023.

F-
6
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2022, the fair value of warrants was determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of warrants was based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life was based on the contractual terms.
The Company settled the financial liabilities for warrants as of December 31, 2022.
Reconciliation of level 3 measurements at fair value:

	As of December 31, 2022	As of December 31, 2022
Amounts at beginning of year	2,544	362
Changes in the fair value of warrants (Note 11.3)	30,350	2,182
Other equity instruments (Note 18.3)	(32,894)	—

Amounts at end of year	—	2,544

18.5.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)
Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the consolidated financial statements approximate to its fair values, as explained in the related notes.

As of December 31, 2023	Carrying amount	Fair value	Level
Liabilities
Borrowings	616,055	516,699	2

Total liabilities	616,055	516,699

As of December 31, 2022	Carrying amount	Fair value	Level
Liabilities
Borrowings	549,332	459,122	2

Total liabilities	549,332	459,122

18.6 Risk management objectives and policies concerning financial instruments
18.6.1 Financial risk factors
The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, price risk and interest risk), credit risk and liquidity risk.
Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period-end
or as of every
year-end.
The Company’s financial department controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities. This section includes a description of the main risks and uncertainties, which may adversely affect the Company’s strategy, performance, operational results and financial position.

F-6
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.6.1.1 Market risk
(i)
Exchange rate risk
The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of December 31, 2023 and 2022, the Company performed foreign exchange currency and the impact in the results of the year is recognized in the consolidated statement of profit or loss in “Other financial income (expense)”.
Most Company revenues are denominated in USD, or the changes in sales follow the changes in USD listed price.
During the years ended December 31, 2023, and 2022, ARS depreciated by about 356% and 72%, respectively.
The following chart shows the sensitivity to a modification in the exchange rate of ARS to USD while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the USD, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

	As of December 31, 2023	As of December 31, 2022
Changes in exchange rate	+/- 10%	+/- 10%
Effect on profit before income taxes	658 / (658)	22,938 / (22,938)
Effect on equity before income taxes	658 / (658)	22,938 / (22,938)
Inflation in Argentina
As of December 31, 2023, and 2022, the 3 (three)-year cumulative inflation rate stood at about 814%, and 300%, respectively.
(ii)

Price risk
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
The Company estimates that provided that the remainder variables remain constant, a revaluation (devaluation) of each market price detailed below will give rise to the following increase (decrease) in profit (loss) for the year before taxes in relation to the financial assets at fair value through profit or loss detailed in Note 18.5 to the consolidated financial statements:

	As of December 31, 2023	As of December 31, 2022
Changes in government bonds	+/- 10%	+/- 10%
Effect on profit before income tax	374 / (374)	243 / (243)
Changes in mutual funds	+/- 10%	+/- 10%
Effect on profit before income tax	15,243 / (15,243)	20,044 / (20,044)
(iii)
Interest rate risk
The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.
For the years ended December 31, 2023, and 2022 the average interest rate was 100% and 57%, respectively.

F-6
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of December 31, 2023, and 2022, about 4% and 9% of indebtedness was subject to variable interest rates.
For the years ended December 31, 2023 and 2022, the variable interest rate of loans denominated in USD stood at 9.32% and 4.55%, respectively. For the year ended December 31, 2022, the variable rate of loans denominated in ARS stood at 36.31%.
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
The Company considers that the risk of an increase in interest rates is low; therefore, it does not expect substantial debt risk.
For the years ended December 31, 2023 and 2022, the Company did not use derivative financial instruments to mitigate interest rate risks.
18.6.1.2 Credit risk
The Company establishes credit limits according to Management definitions based on internal or external ratings. It performs ongoing credit assessments on the customers’ financial capacity, which minimizes the potential risk of doubtful accounts. The customer’s credit risk is managed according to the Company’s procedures and controls. Pending accounts receivable are monitored on a regular basis.
Credit risk represents the exposure to potential losses from customer noncompliance with the obligations assumed. This risk is mainly derived from economic and financial factors.
The Company established a reserve for expected credit losses that represents the best estimate of potential losses related to trade and other receivables.
The Company has the following credit risk concentration with respect to its interest in all receivables as of December 31, 2023, and 2022, and revenue per year.

F-6
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2023	As of December 31, 2022
Percentages to total trade receivables:
Customers
Raizen Argentina S.A.	41%	32%
PEMEX	21%	18%
ENAP Refinerías S.A.	18%	-%
Trafigura	7%	19%
Cinergia Chile S.p.a	1%	10%

	For the year ended December 31, 2023	For the year ended December 31, 2022
Percentages to revenue from contracts with customers per product:
Crude oil
Raizen Argentina S.A.	24%	20%
Trafigura	16%	26%
Trafigura Pte LTD	16%	21%
Valero Marketing and Supply Company	10%	8%
Repsol Trading USA Corp.	10%	-%
Natural gas
Cinergia Chile S.p.a	30%	22%
CAMMESA	8%	7%
Rafael G. Albanesi S.A.	6%	8%
Generación Mediterránea S.A.	-%	9%
No other individual customer has an interest in total trade receivables or revenue exceeding 10% for the years reported.
The Company keeps no securities as insurance. It assesses risk concentration with respect to trade and other receivables as high because its customers are concentrated as detailed below.
Below is the information on the credit risk exposure of the Company’s trade receivables (Note 17):

As of December 31, 2023	To fall due	Less than 90 days	More than 90 days	Total
Gross amount at default of oil and gas accounts receivable	57,873	1,914	52	59,839
Expected credit losses	—	—	(52)	(52)

Net amount at default of oil and gas accounts receivable				59,787

As of December 31, 2022	To fall due	Less than 90 days	More than 90 days	Total

Gross amount at default of oil and gas accounts receivable
Expected credit losses	32,921	6,057	231	39,209
Net amount at default of oil and gas accounts receivable	—	—	(231)	(231)

				38,978

F-6
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The credit risk of mutual funds and other financial investments is limited since the counterparties are banks with high credit ratings. If there are no independent risk ratings, the risk control area assesses the customer’s solvency based on prior experiences and other factors.
18.6.1.3 Liquidity risk
Liquidity risk is related to the Company’s capacity to finance its commitments and carry out its business plans with stable financial sources, indebtedness level and the maturity profile of the financial payable. The Company’s Finance department makes cash flow projections.
The Company supervises the updated projections on liquidity requirements to ensure the sufficiency of cash and liquid financial instruments to meet operating needs. These projections consider the plans to finance if applicable, external regulatory or legal requirements, such as, for example, restrictions in the use of foreign currency.
Excess cash flow and the amounts above the working capital requirement are managed by the Finance department that mainly invests the surplus in mutual funds and money market funds by choosing instruments with timely due dates and currencies and proper credit quality and liquidity to provide sufficient margin according to the aforementioned projections.
The Company diversifies its sources of funding between banks and capital markets and is exposed to refinancing risk upon expiry.
Below is the assessment of the Company’s liquidity risk as of December 31, 2023, and 2022:

	As of December 31, 2023	As of December 31, 2022
Current assets	425,904	347,690
Current liabilities	359,386	408,344

Liquidity index	1.185	0.852

The following table includes an analysis of the Company’s financial liabilities grouped according to their maturity dates and considering the remainder period until contractual expiry date as from the date of the consolidated financial statements.
The amounts included in the table are no discounted contractual cash flows.

As of December 31, 2023	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	239,923	61,223	301,146
From 1 to 2 years	11,898	81,900	93,798
From 2 to 5 years	16,120	417,550	433,670
Over 5 years	7,582	55,382	62,964

Total	275,523	616,055	891,578

As of December 31, 2022	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	229,563	71,731	301,294
From 1 to 2 years	5,147	154,895	160,042
From 2 to 5 years	9,998	257,279	267,277
Over 5 years	5,499	65,427	70,926

Total	250,207	549,332	799,539

F-6
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.6.1.4 Other risks
Access to the foreign exchange market in Argentina
Below is the regulatory framework established by the Central Bank of Argentina (“BCRA” by Spanish acronym) during the years ended December 31, 2023 and 2022, whereby it introduced certain restrictions and adjustments on hoarding and consumption of currencies other than the Argentine peso, and for the acquisition of currency that may be accessed by the Company:

(i)	Communiqué “A” 7532, as supplemented
On June 27, 2022, through Communiqué “A” 7532, the BCRA introduced as an additional requirement for customer transactions subject to the comprehensive system for monitoring foreign payments of services (“SIMPES” by Spanish acronym) that the entity may provide access to the foreign exchange market insofar as any of the following conditions is met:
(a) the Company has the customer’s sworn statement evidencing that the accumulated amount (including the payment to be made and those made by the client through the foreign exchange market for the items subject to the SIMPES in the current

F-6
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

calendar year) does not exceed the amount that arises from considering: (i) the proportional portion, accrued through the current month, of all payments made by the importer in 2021 for all items included. Should the latter be smaller than 50,000 (fifty thousand), this amount or the annual cap will be used, whichever lower (ii) less the amount outstanding to date for letters of credit or endorsed bills in its name by local financial entities for service imports;
(b) The payment meets the following conditions: (i) it may be classified under the methods provided for in points 3.18 and 3.19 of the revised foreign trade and foreign exchange regulations; (ii) it is related to items “S08. Prima de seguros” (insurance premiums) and “S09. Pago de siniestros” (claim payment), and (iii) it is made within 180 (one hundred and eighty) days as from the actual service provision.
However, Communiqué “A” 7547, of July 14, 2022, reduces the term to 60 (sixty) calendar days in case of services hired from non-residents
by companies in the energy sector to meet their operating needs.
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
90
(ninety) days.
As of the date of issuance of these consolidated financial statements, Communiqué “A” 7532, as amended, remains effective.

(ii)	Communiqué “A” 7552, as supplemented
On July 21, 2022, through Communiqué “A” 7552, the BCRA included the holding of Argentine certificates of deposit (“CEDEARs” by Spanish acronym) in the availability cap of 100,000 (one thousand) for those who access the official foreign exchange market.
The Company should also have a sworn statement detailing the natural or artificial persons who exert a direct control over the customer, and the evidence of the day when market access is requested, validating that in the previous 90 (ninety) calendar days in the case of securities issued under Argentine laws, and 180 (one hundred and eighty) calendar days in the case of securities issued under foreign laws: (a) it has not sold in Argentina securities settled in foreign currency; (b) it has not swapped securities issued by residents for external assets; (c) it did not transfer securities to entities abroad; (d) it has not acquired in Argentina securities issued by non-residents
settled in Argentine pesos; (e) it has not acquired CEDEARs representative of foreign shares; (f) it has not acquired securities representative of private debt issued abroad; (g) it has not delivered funds in local currency or other local assets, (except for funds in foreign currency deposited in local financial institutions) to any natural or artificial person, resident or not, related or not receiving, as prior or subsequent consideration, either directly or indirectly, on its own or through an affiliate, controlled or parent company, external assets, cryptocurrency or securities deposited abroad.
To prepare these tax returns, the following should not be considered: (i) the transfers of securities to foreign entities made by the client to swap debt securities issued by the Argentine government, or resident issuers in the private sector provided that the client undertakes to file the related certificate for the debt securities swapped; (ii) the delivery of local assets to settle a payable to a financial institution abroad, and/or (iii) the sales of securities acquired in foreign currency in Argentina or abroad when all the funds obtained from such settlements are used, or will be used, for the following transactions within 10 (ten) calendar days:
a) Payments at maturity of principal or interest to foreign parties made as from October 2, 2023, which provides for at least one-year
grace period for principal payment.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

b) Capital and income repatriation related to direct investments by non-residents
received as from October 2, 2023, to the extent that the funds are repatriated at least 1 (one) year after the capital contribution in agreement with the legal mechanisms available.
c) Payments at maturity of principal or interest on debt securities issued as from October 2, 2023, with public registration in Argentina, denominated and subscribed in foreign currency, payable in Argentina and that involve at least 2 (two) years of grace for the principal payment.
d) Payments at maturity of principal or financial interest to foreign parties that do not generate disbursements because they are refinancing the principal and/or interest of the transactions included in sections (a) and (c) above to the extent that they do not anticipate the maturity of the original debt.
e) Payments at maturity of principal or interest on debt securities issued with public registration in Argentina, denominated in foreign currency and which services are payable in Argentina, do not generate disbursements for being a refinance of principal and/or interest of transactions included in section (c) to the extent that the refinancing does not anticipate the maturity of the original debt.
In any case, the client should file a tax return stating that the funds received for the transactions detailed in (a) to (c) above were used in full to make payments in Argentina related to the investments made in Argentina.
(f) Sales converted into Argentine pesos in Argentina or abroad of the Bonds for the Reconstruction of a Free Argentina (“BOPREAL” by Spanish Acronym) or transfers abroad when they are made up to the amount acquired in the primary subscription.
The BCRA’s prior authorization is required in all cases.
As of the date of issuance of these consolidated financial statements, Communiqué “A” 7552, as amended, remains effective.

(iii)	Communiqué “A” 7570 as supplemented
On August 5, 2022, through Communiqué “A” 7570, the BCRA established that the prepayments and pre-
and post-financing from abroad should be entered into the foreign exchange market within 5 (five) business days from the date of collection or disbursement abroad, with an additional term of 10 (ten) calendar days to actually convert the funds in the foreign exchange market. For exports included in Presidential Decree No. 28/23, the abovementioned will be considered met when the exporter has entered into Argentina and converted into Argentine pesos on the foreign exchange market an amount not less than 80% of the countervalue of the prepayments, pre and post-financing, and for the portion not settled, has acquired securities in foreign currency and sold them in Argentine pesos in Argentina. The term will be extended to 180 (one hundred and eighty) calendar days from the date of collection or disbursement abroad when the client meets all of the following conditions: (a) The transfer of currencies has entered the correspondent bank account of the local entity between April 10, 2023, and December 31, 2024, an extension of the current term through Communiqué “A” 7953; (b) the client has converted foreign currency in the foreign exchange market for prepayments, pre-
and post-financing from abroad in 2022 for an amount equal to or greater than the equivalent of 100,000,000 (one hundred million); (c) the client enters the funds for their crediting in a Special Account for Crediting Export Financing in their name until the settlement is completed; and (d) the transfer abroad of funds that remain as transfers pending to be settled will require the BCRA’s prior approval.

(iv)	Communiqué “A” 7914 as supplemented
On December 7, 2023, through Communiqué “A” 7914, amending Communiqué “A” 7507 issued on May 5, 2022, the BCRA, among other provisions, amended some Foreign Transactions and Exchange regulations regarding access to the foreign exchange market for processing payments for imports of goods, and extended the validity of the restrictions to access the foreign exchange market for certain financial payables through December 31, 2023.

F-
7
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The BCRA requires that companies that carry financial payables to foreign parties and principal payments scheduled within the period elapsed between October 15, 2020, and December 31, 2023 (the “Relevant Period”) file a refinancing plan (the “Refinancing Plan”) according to the following criteria: (a) The principal amount for which the debtor may access the foreign exchange market through December 31, 2023, does not exceed 40% of the principal amount due in the Relevant Period; and (b) the remaining 60% of the principal amount is refinanced through a new payable with an average life of 2 (two) years longer than the remaining average life of the refinanced principal.
The refinancing plan will be considered complete when the debtor accesses the foreign exchange market to settle the principal in an amount exceeding 40% of the original capital, provided that they have a Certificate of Increase in the Exports of Goods or a Certificate for Access to Foreign Currency for the Incremental Production of Oil and/or Natural, in terms of: (a) issuance of debt securities with public registration abroad or other financial payables to foreign entities; (b) issuance of debt securities with public registration in the country denominated in foreign currency that meet the specified conditions; and (c) the transaction is carried out through a swap and/or arbitrage operation with funds deposited in the client’s Special Account for the Promotion of the Knowledge Economy, and the client has a Certificate for Direct Investment Contributions under the Knowledge Economy Promotion System.

(v)	Communiqué “A” 7917, as supplemented
Through Communiqué “A” 7917 of December 13, 2023, the BCRA communicated the new conditions to access the foreign exchange market for the payment of imports of goods and services, especially the following:
(a) Entities may grant access to the foreign exchange market to make deferred payments for imports of goods with customs entry registration as long as they follow the established schedule.
(b) Entities may also grant access to the foreign exchange market before the terms mentioned in the previous point, or they may process payments with pending customs entry registration or deferred payments before the terms when the following conditions are met (among others):

-
The client accesses the foreign exchange market through funds arising from the financing of imports of goods granted by a local financial entity; or simultaneously with the settlement of funds for prepayments or export prefinancing from abroad or export prefinancing granted by financial entities, or with the settlement of funds from financial payables to foreign parties. All cases must comply with Foreign Transactions and Exchange regulations.

-	It is a payment for imports of goods or capital goods framed within the mechanism provided for in point 7.11 and 7.10.2.2. of the Foreign Transactions and Exchange regulations.

-
The client accesses the foreign exchange market to make a principal payment of trade payables for the import of goods and has the equivalent value paid with a Certificate for Access to Foreign Currency for the Incremental Production of Oil and/or Natural (Presidential Decree No. 277/22).

-	The payment is related to transactions financed or secured through December 2023, by local or foreign financial entities, or by international organizations and/or official credit agencies.

-	The payment is related to imports of goods whose customs entry registration was made until December 12, 2023.
In the case of payments for services rendered by
non-residents,
entities may provide access to the foreign exchange market to make payments for services rendered by non-residents
provided that the conditions established in the Foreign Transactions and Exchange regulations are met.
In any case in such regulation, transactions should be validated by the online system implemented to such an end by the BCRA.

F-
7
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(vi)	Communiqué “A” 7925, as supplemented
Through Communiqué “A” 7925 of December 22, 2023, the BCRA establishes the Bond for the BOPREAL, which sets forth that the holders of payables for the imports of goods and services accumulated through December 12, 2023, may use BOPREAL for settling: (i) tax and customs obligations, plus interest, fines and related charges, with the Federal Public Revenue Agency (“AFIP” by Spanish acronym) prior validation; (ii) payables for imports of goods and services under section 1, Presidential Decree No. 72/2023 at the technical value calculated at the applicable exchange rate based on the terms and conditions set by the AFIP with the BCRA.
In addition, it sets forth that the subscription in Argentine pesos of bonds or securities issued in US dollars by the BCRA, as determined by the AFIP, by those who carry payables for imports of goods with customs entry registration and/or import of services will be subject to Tax for an inclusive and supportive Argentina (PAIS tax).

(vii)	Communiqué “A” 7935 as supplemented
On December 28, 2023, through Communiqué “A” 7935, amending Communiqué “A” 7914 issued on December 7, 2023, the BCRA enacted a new revised text of the Foreign Transactions and Exchange regulations whereby, among others, it extended through December 31, 2024:

(a)	the foreign exchange restrictions applicable to import payments;

(b)	the prior approval for making payments of financial payables to foreign related creditors, and

(c)	the rules on the refinancing of external liabilities (revised text of Foreign Transactions and Exchange).
As of December 31, 2023 and 2022, the Company implemented the necessary actions to comply with the aforementioned communiqués and continues to monitor new changes in the regulatory framework and the impact of settling payables in currencies other than the ARS.
Note 19. Inventories

	As of December 31, 2023	As of December 31, 2022
Materials and spare parts	4,651	8,177
Crude oil stock (Note 6.2)	2,664	4,722
Assigned crude oil stock	234	—

Total inventories	7,549	12,899

Note 20. Cash, bank balances and other short-term investments

	As of December 31, 2023	As of December 31, 2022
Mutual funds	152,426	202,165
Money market funds	35,292	15,881
Cash in banks	21,798	23,910
Government bonds	3,737	2,429

Total cash, bank balances and other short-term investments	213,253	244,385

F-
7
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 (three) months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of December 31, 2023	As of December 31, 2022
Cash, bank balances and other short-term investments	213,253	244,385
Less
Government bonds	(3,737)	(2,429)

Cash and cash equivalents	209,516	241,956

Note 21. Capital stock and capital risk management
21.1 Capital stock
The following chart shows a reconciliation of the movements in the Company’s capital stock for the years ended December 31, 2023, 2022 and 2021:

	Series A	Series C	Total
Amounts as of December 31, 2020	659,400	—	659,400
Number of shares	87,851,286	2	87,851,288

Reduction of capital stock	(72,695)	—	(72,695)
Number of shares	—	—	—
Series A shares to be granted in LTIP	1	—	1
Number of shares	778,591	—	778,591

Amounts as of December 31, 2021	586,706	—	586,706
Number of shares	88,629,877	2	88,629,879

Reduction of capital stock	(39,530)	—	(39,530)
Number of shares	—	—	—
Cashless exercises of warrant	—	—	—
Number of shares	2,038,643	—	2,038,643
Share repurchase	(29,304)	—	(29,304)
Number of shares repurchased	(3,234,163)	—	(3,234,163)
Series A shares to be granted in LTIP	1	—	1
Number of shares	972,121	—	972,121

Amounts as of December 31, 2022	517,873	—	517,873
Number of shares	88,406,478	2	88,406,480

Cashless exercises of warrants	—	—	—
Number of shares	1,176,811	—	1,176,811
Series A shares to be granted in LTIP	1	—	1
Number of shares	5,772,141	—	5,772,141

Amounts as of December 31, 2023	517,874	—	517,874
Number of shares	95,355,430	2	95,355,432

F-7
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

1)	Series A Shares
On December 14, 2021, the Shareholders’ Meeting approved the reduction of the variable portion of the Company’s capital stock of 72,695, for the absorption of accumulated losses as of September 30,

2021, shown on the Company’s nonconsolidated financial statements. This transaction did not require the cancellation of Series A shares as they have no nominal value. Likewise, this operation did not generate any tax effect in Mexico.
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
On October 4, 2022 the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” – the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such Warrants, by means of which a cashless exercise mechanism was implemented that entitles the holders, to obtain 1 Series A share representative of the capital stock of the Company for each 31 Warrants owned (Note 18.3). As a result, a maximum of 3,215,483 shares will become outstanding once all Warrants are converted. Similarly, on March 2, 2023, the CNBV authorized the automatic exercise without cash payment, so on March 15, 2023, by virtue of this automatic exercise, all outstanding warrants were exercised. Therefore, as of the date of these consolidated financial statements, there are no outstanding warrants.
Thus, as of December 31, 2023, and 2022, 1,176,811 and 2,038,643 Series A shares were issued, respectively. They have no nominal value and the resulting amount of this swap, which stands at 32,144, is disclosed in “Other equity instruments.”
During the year ended as of December 31, 2022, the Company repurchased 3,234,163 Series “A” share for a total amount of 29,304, which are held in treasury. This operation did not generate any tax effect in Mexico.
For the years ended December 31, 2023, and 2022, the Company granted 5,772,141 and 972,121 Serie A shares related to the LTIP.
As of December 31, 2023, and 2022, the Company’s variable capital stock amounts to 95,355,430 and 88,406,478 fully subscribed and paid Series A shares with no face value, respectively, each entitled to one vote.
As of December 31, 2023, and 2022, the Company’s authorized capital includes 33,436,809 and 40,385,761 Series A ordinary shares held in Treasury respectively.

2)	Series C
The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Class C shares.
On March 17, 2023, Vista concluded a transaction that resulted in the acquisition of 2 (two) series C outstanding shares according to the share buy-back
program authorized by the Company’s shareholders. These series C shares are in the Company’s possession.
21.2 Legal reserve and share repurchase reserve
Under Mexican Business Associations Law, the Company is required to allocate 5% of net profit for the year to increase the legal reserve until it is equal to 20% of capital based on the Company’s nonconsolidated financial statements.

F-7
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
On April 24, 2023, through the Ordinary and Extraordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of a fund to acquire own shares for 29,859, and the increase of the legal reserve for 5,630, both based on the Company’s nonconsolidated financial statements.
21.3 Capital risk management
Upon managing its capital, the Company aims at protecting its capacity to continue operating as a going concern and generate profit for its shareholders and benefits for other stakeholders, as well as maintain an optimal capital structure.
The Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing: (i) the net debt (borrowings and liabilities for leases less cash, banks and short-term investments) by (ii) total equity.
The leverage ratio as of December 31, 2023, and 2022, is as follows:

	As of December 31, 2023	As of December 31, 2022
Total borrowings and lease liabilities	686,523	578,526
Less: Cash, bank balances and other short-term investments	(213,253)	(244,385)

Net debt	473,270	334,141
Total equity	1,247,015	844,060

Leverage ratio	37.95%	40.00%
No changes were made in capital management objectives, policies or processes for the years ended December 31, 2023, and 2022.
Note 22. Provisions

	As of December 31, 2023	As of December 31, 2022
Noncurrent
Well plugging and abandonment	12,191	31,389
Environmental remediation	148	279

Total noncurrent provisions	12,339	31,668

	As of December 31, 2023	As of December 31, 2022
Current
Well plugging and abandonment	3,096	1,135
Environmental remediation	936	1,542
Contingencies	101	171

Total current provisions	4,133	2,848

F-7
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

22.1 Provision for well plugging and abandonment
According to applicable regulations in the countries where the Company (either directly or indirectly through its subsidiaries) conducts oil and gas exploration and production activities, it should carry costs related to well plugging and abandonment. As of December 31, 2023 and 2022, the Company has a trust to plug and abandon wells in Mexico; however, it did not grant any asset as security to settle these obligations in Argentina.
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
The discount rate used in calculating the provision as of December 31, 2023, ranges between 4.40% and 11.09% whereas it ranges between 8.54% and 11.13% as of December 31, 2022.
The Company conducted a sensibility analysis related to the discount rate. The increase or decrease of such rate by 1% would have no significant impact on well plugging and abandonment.
Below are the changes in the provision for well plugging and abandonment for the year:

	As of December 31, 2023	As of December 31, 2022
Amounts at beginning of year	32,524	30,796
Discount for well plugging and abandonment (Note 11.3)	2,387	2,444
(Decrease) in the change in capitalized estimates (Note 13)	(930)	(713)
(Decrease) in the change in estimates of conventional assets (1)	(18,697)	—
Foreign exchange differences	3	(3)

Amounts at end of year	15,287	32,524

(1)
According to Note 1.2.1, the Company carries a
receiv
a
b
le

w
it
h
 Aconcagua since the latter assumes all past, present, and future well plugging and abandonment obligations derived from the Concessions involved in the transaction through the end of the Operating Period. However, the Company still owns 100% of such concessions (Note 1.1).

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
Below are the changes in the provision for environmental remediation for the year:

	As of December 31, 2023	As of December 31, 2022
Amounts at beginning of year	1,821	1,599
Increases (Note 10.2)	485	2,133
Increase in the change in estimates of conventional assets (1)	624	—
Foreign exchange differences	(1,846)	(1,911)

Amounts at end of year	1,084	1,821

(1)
According to Note 1.2.1, the Company carries a

receiv
abl
e
 with
 Aconcagua since the latter assumes all past, present, and future environmental remediation obligations derived from the Concessions involved in the transaction through the end of the Operating Period. However, the Company still owns 100% of such concessions (Note 1.1).

F-7
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

22.3 Provision for contingencies
The Company (directly or indirectly through its subsidiaries) is part of commercial, tax and labor litigations and claims arising from the ordinary course of business. Upon estimating the amounts and likelihood of occurrence, the Company considered its best estimate with the assistance of advisors.
The assessment of the estimates may change in the future due to new developments or unknown events upon assessing the provision. Consequently, the adverse resolution of the proceedings and claims assessed could exceed the provision set.
The Company’s total claims, and legal actions amount to 101 and 171, from which it has estimated a probable loss of 101 and 171 as of December 31, 2023 and 2022, respectively.
The Company, considering its legal counsel’s opinion, estimates that the provision amount is sufficient to cover potential contingencies. It has booked a provision or disclosed all claims or other issues in these consolidated financial statements, either individually or in the aggregate.
Below are the changes in the provision for contingencies for the year:

	As of December 31, 2023	As of December 31, 2022
Amounts at beginning of year	171	142
Increases (Note 10.2)	69	379
Amounts incurred for payments	(46)	(307)
Foreign exchange differences	(93)	(43)

Amounts at end of year	101	171

Note 23. Employee benefits
The employee benefit plans originally applies to Company employees that meet certain conditions, such as, for example, having participated uninterruptedly in the defined benefit plan, and that, having joined the Company before May 31, 1995, they have the required number of years in service and are therefore eligible to a certain amount according to plan provisions.
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

F-7
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following charts summarize the components of net expenses and the obligation recognized in the consolidated financial statements:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Cost of services	(25)	(44)	(28)
Cost of interest	(639)	(458)	(219)
Settlement	364	—	—

Total	(300)	(502)	(247)

	As of December 31, 2023
	Present value of the obligation	Fair value of asset’s plan	Net liabilities
Amounts at beginning of year	(19,009)	6,758	(12,251)
Items classified as loss or profit
Cost of services	(25)	—	(25)
Cost of interest	(909)	270	(639)
Settlement	364	—	364
Items classified in other comprehensive income
Actuarial remeasurement gain	6,213	352	6,565
Benefit payments	777	(777)	—
Payment of contributions	1,294	(1,011)	283

Amounts at end of year	(11,295)	5,592	(5,703)

	As of December 31, 2022
	Present value of the obligation	Fair value of asset’s plan	Net liabilities
Amounts at beginning of year	(15,416)	7,594	(7,822)
Items classified as loss or profit
Cost of services	(44)	—	(44)
Cost of interest	(806)	348	(458)
Items classified in other comprehensive income
Actuarial remeasurement (losses)	(3,911)	(270)	(4,181)
Benefit payments	1,168	(1,168)	—
Payment of contributions	—	254	254

Amounts at end of year	(19,009)	6,758	(12,251)

The fair value of asset’s plan as of every year end per category, is as follows:

	As of December 31, 2023	As of December 31, 2022
US government bonds	5,438	5,703
Cash and cash equivalents	154	1,055

Total	5,592	6,758

Below are the estimated payments of benefits expected for the next 10 (ten) years. The amounts in the chart show non discounted cash flows; thus, they do not reconcile with the obligations booked as of year-end:

	As of December 31, 2023	As of December 31, 2022
Less than 1 year	974	1,562
1 to 2 years	974	1,538
2 to 3 years	963	1,542

F-7
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2023	As of December 31, 2022
3 to 4 years	946	1,526
4 to 5 years	925	1,506
6 to 10 years	4,242	7,113
Below are the significant actuarial estimates used:

	As of December 31, 2023	As of December 31, 2022
Discount rate	5%	5%
Asset rate of return	5%	5%
Salary rise	1%	1%
The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.
(i) Should the discount rate be 1% higher (lower), the defined benefit obligation would decrease by 888 (increase by
1,034)
as of December 31, 2023.
(ii) Should the expected salary rise increase (decrease) by 1%, the defined benefit obligation would go up by 9 (go down by 9
)
as of December 31, 2023.
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
year-end,
which is the same as the method applied to calculate the defined benefit obligation liability recognized in the statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change with respect to the previous year.
Note 24. Salaries and payroll taxes

	As of December 31, 2023	As of December 31, 2022
Current
Provision for bonuses and incentives	12,657	17,599
Salaries and social security contributions	4,898	7,521

Total current salaries and payroll taxes	17,555	25,120

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 25. Other taxes and royalties

	As of December 31, 2023	As of December 31, 2022
Current
Royalties and others	33,862	12,642
Tax withholdings	1,603	7,205
Other	1,084	465

Total current other taxes and royalties	36,549	20,312

Note 26. Trade and other payables

	As of December 31, 2023	As of December 31, 2022
Current
Accounts payable:
Suppliers	204,696	196,484

Total current accounts payables	204,696	196,484

Other accounts payables:
Payables to partners of joint operations	197	23,880
Extraordinary fee for Gas IV Plan	162	488
Payables to third parties (1)	—	161

Total other current accounts payables	359	24,529

Total current trade and other payables	205,055	221,013

(1)	Related to acquisition of 50% operating working interest in the unconventional concessions of Aguada Federal and Bandurria Norte mentioned in Note 29.2.5.
Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payables does not differ considerably from its fair value.
Note 27. Related parties’ transactions and balances
Note 2.3 provides information on the Company’s structure. As of December 31, 2023 and 2022, the Company carries no balances with related parties.
Key management personnel remuneration
Below are the amounts recognized in the consolidated statements of profit or loss and other comprehensive income related to Company key personnel:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Share-based payment transactions	18,618	13,119	8,875
Short-term benefits	13,959	12,990	11,626

Total compensation paid to key personnel	32,577	26,109	20,501

F-
8
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 28. Commitments and contingencies
For a description of the Company’s commitments and contingencies related to its oil and gas properties (Note 29.4).
28.1 Duplicar Plus Project - Oldelval
On December 21, 2022, the Company, through its subsidiary Vista Argentina, was awarded a crude oil transportation capacity of 5,010 m3/day under the project to extend the current line from Allen to Puerto Rosales implemented by Oldelval (transportation concession holder) for 50,000 m3/day. Thus, the Company undertook to make an upfront investment of 118,000 between 2023 and 2025; to be recovered from the service monthly fee.
As of December 31, 2023, the Company made disbursements related to this commitment for a total amount of 34,660 recognized in “Trade and other receivables” under “Midstream prepaid expenses” (Note 17 and 33).
28.2 Project to expand the Puerto Rosales maritime terminal and pumping station
On January 27, 2023, the Company was awarded a storage and dispatch capacity of 35,666 m3 and 5,944 m3/day, respectively, under the project to expand the Puerto Rosales marine terminal and pumping station in which Oiltanking Ebytem S.A. (“Oiltanking”) launched tenders for 300,000 m3 and 50,000 m3/day of storage and dispatching capacity, respectively.
The Company undertook to make an upfront investment of 28,400 between 2023 and 2025, which will be later recovered from the monthly service fee as from 2026.
As of December 31, 2023, the Company has made no disbursements related to this commitment. (Note 33).
28.3 “Vaca Muerta Norte” Pipeline Agreement
On May 16, 2023, through its subsidiary Vista Argentina, the Company entered into an agreement with YPF S.A. (“YPF”), Equinor Argentina B.V. Sucursal Argentina (“Equinor”) and Shell Argentina S.A. (“Shell”) (jointly the “Parties”) , whereby YPF, in its capacity as the hydrocarbon transportation concession owner of the pipeline (the “Pipeline”) located in the Province of Neuquén from “La Amarga Chica” area to “Puesto Hernández” area (the “Transportation Concession”), assigns to the remainder parties an undivided interest of the rights and obligations over the Transportation Concession amounting to: (i) 3.5% (three point five percent) in favour of Equinor; (ii) 13.3% (thirteen point three percent) to Shell, and (iii) 8% (eight percent) to Vista Argentina (the “Assignment”).
The Transportation Concession will be used to transport the production of all oil and gas areas in which the Parties have, now or hereafter, a Pipeline interest.
In addition, the Parties signed (i) an agency agreement whereby Equinor, Shell and Vista Argentina entrusted YPF with the acts and tasks required to build the Pipeline and set the costs and expenses to be contributed by each concession holder in proportion to their interests, and; (ii) an agreement for the joint construction of the Pipeline, which establishes the terms and conditions to operate, maintain and use the Pipeline transportation capacity and the Transportation Concession.
Moreover, this Assignment is pending approval by the Executive Power of the Province of Neuquén.
As of December 31, 2023, Vista Argentina paid 20,089 related to this agreement.
28.4 Asociación de Superficiarios de la Patagonia (“ASSUPA” by Spanish acronym)
On July 1, 2004, Vista Argentina was notified of a claim filed against it. In August 2003, ASSUPA filed a lawsuit against 18 (eighteen) companies operating exploitation concessions and exploration permits in the Neuquén basin.

F-
8
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

ASSUPA claims remediation for the environmental damages supposedly caused by hydrocarbon exploitation activities, the creation of an environment restoration fund, and the implementation of measures to prevent future environmental damages. The plaintiff called the meeting of the Argentine government, the Argentine Federal Council for the Environment (“COFEMA” by Spanish acronym), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza, and the National Ombudsman. The plaintiff requested, as a precautionary measure, that the accused parties refrain from conducting activities that harm the environment. Both the subpoena of the National Ombudsman and the preliminary request were rejected by the Argentine Supreme Court of Justice (“CSJN” by its Spanish acronym). Vista Argentina responded the claim by requesting its dismissal and opposing to the plaintiff’s request.
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
As of the date of issuance of these consolidated financial statements, before the case is opened for trial, the parties are answering the notices served regarding the prior exceptions and challenges against the evidence filed, which are pending resolution.
Note 29. Operations in hydrocarbon consortiums
29.1 General considerations
Hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the federal or provincial government based on the free availability of hydrocarbons produced.
29.2 Oil and gas areas and interests in joint operations
As of December 31, 2023, 2022 and 2021, the Company, through its subsidiaries, is the owner and part of the joint operations and consortia for oil and gas exploration and production, as shown below:
29.2.1 Bajada del Palo Oeste and Bajada del Palo Este areas
On December 21, 2018, through Decree No. 2,357/18, the Province of Neuquén approved the division and conversion of the operating concession in Bajada del Palo; in two unconventional hydrocarbon operating concessions (“CENCH” by Spanish acronym)
so-called
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
The Company entered into certain agreements with Trafigura over the Bajada del Palo Oeste area, as described below. However, the Company maintains the operation in Bajada del Palo Oeste and owns 100% in CENCH.
29.2.1.1 Farmout agreement I
On June 28, 2021, Vista Argentina entered into a farmout agreement with Trafigura (“farmout agreement I”), whereby it undertook to develop, initially, 5 (five) pads made up of 4 (four) wells each in Bajada del Palo Oeste area. Moreover, Trafigura may hold interests in up to 2 (two) additional pads under the same terms and conditions.

F-
8
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

By virtue of the farmout agreement, a joint venture was established and Trafigura was entitled to contractual rights for 20% of hydrocarbon output in the pads under the agreement and bear 20% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.
As part of the farmout agreement, Trafigura agreed to pay to Vista Argentina 25,000 as follows: (i) a 5,000 down payment; and (ii) 4 (four) payments of 5,000 for each pad, which should be paid upon commencement of hydrocarbon production in each pad included in the farmout agreement I, which should be validated by Trafigura.
As of December 31, 2023, all committed pads were put into production under such agreement.
29.2.1.2 Farmout agreement II
On October 11, 2022, Vista Argentina entered into a farmout agreement II with Trafigura, whereby it undertook to develop 3 (three) pads in Bajada del Palo Oeste area. Trafigura was entitled to contractual rights for 25% of hydrocarbon output in the pads under the agreement and bear 25% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.
As part of the farmout agreement II, Trafigura agreed to pay to Vista Argentina 20,400 as follows: (i) 3 (three) payments of 6,800 for each pad, which should be paid upon commencement of hydrocarbon production in each pad included in the farmout agreement II, which should be validated by Trafigura.
As of December 31, 2023, all committed pads were put into production under such agreement.
29.2.2 Coirón Amargo Norte
Originally, the Joint operating agreement (“JOA”) Coirón Amargo owned an area located in the Province of Neuquén made up of an operating concession (“Coirón Amargo Norte”) and an evaluation lot (“Coirón Amargo Sur”) due in 2036 and 2017, respectively.
On July 11, 2016, the partners of UT Coirón Amargo signed agreements to assign their interests whereby the area was divided in 3 (three) independent lots: Coirón Amargo Norte (“CAN”), Coirón Amargo Suroeste (“CASO”) which was assigned to Shell on April 1, 2021, and Coirón Amargo Sur Este (“CASE”).
CAN was made up of APCO Oil & Gas S.A.U. (“APCO SAU”, currently Vista Argentina), Madalena Energy Argentina S.R.L. (“Madalena”) and Gas y Petróleo del Neuquén S.A. (“G&P”) with 55%, 35% and 10%, respectively. Vista Argentina is the operator as from the date. The operating concession expires in 2036.
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

F-8
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.2.3 Águila Mora
On August 22, 2018, APCO SAU signed an assignment agreement (the “Águila Mora swap agreement”) whereby:
(i) Vista Argentina assigned to O&G Development Ltd S.A (actually “Shell Argentina S.A. o “Shell”) a 35% nonoperated working interest in CASO’s oil & gas properties;
(ii) O&G assigned to Vista Argentina a 90% operated working interest in Águila Mora’s oil and gas properties, plus a contribution up to 10,000 to refurbish its existing water infrastructure to benefit Shell and Vista Argentina operations.
Águila Mora swap agreement obtained the approvals from the Province of Neuquén on November 22, 2018. Therefore, as from that date, the Company retained a 10% working interest in CASO’s oil and gas properties and acquired a 90% working interest in Águila Mora’s oil and gas properties, becoming the operator according to the swap agreement. This transaction was measured at the fair value of the interest held by the participant assigned to Shell, and no profit or loss was booked as the result of the transaction.
Vista Argentina was notified of Decree No. 2,597/19 granted by the Province of Neuquén whereby G&P was granted the unconventional operating concession of Águila Mora area for 35 (thirty-five) years as from November 29, 2019 (renewable at due date provided that certain conditions are met for successive 10 (ten) year periods), replacing the unconventional exploration permit previously granted, expiring on November 29, 2054.
Vista Argentina maintains for such area a carry agreement for the interest in G&P and includes all its interests in this joint operation in the consolidated financial statements.
29.2.4. Acambuco
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
29.2.5 Aguada Federal and Bandurria Norte
On September 16, 2021, the Company, through its subsidiary Vista Holding I, acquired 100% of the shares directly and indirectly held in AFBN.
AFBN owns 50% of the nonoperated interest in the nonoperated concession of Aguada Federal and Bandurria Norte granted by the Province of Neuquén that expires in 2050. As of the date of acquisition was operated by Wintershall, the owner of the remainder 50%.
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

F-8
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Additionally, on January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the remainder 50% of the interest operated in Bandurria Norte and Aguada Federal concessions from Wintershall; the Company became the area operator with con the 100% interest.
Under the transaction terms, the Company paid a total amount of 140,000, of which 90,000 was paid on the date of the transaction, and the remaining 50,000, in 8 (eight) equal quarterly instalments starting on April 2022. During the years ended December 31, 2023 and 2022, Vista paid 25,000 and 115,000, respectively.
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
29.2.6 Coirón Amargo Sur Oeste
The partners of this joint operation were initially APCO SAU, O&G Development Ltd. S.A. (“O&G”, currently Shell Argentina S.A. or “Shell”) and G&P with 45%, 45% and 10%, respectively.
On August 22, 2018, Vista Argentina assigned to O&G a 35% nonoperated interest in CASO.
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
As of December 31, 2021, the Company received 15,000; and recognized a gain of 9,788 in “Other operating income” under “Gain from assets disposal” (Note 10.1); and a disposal of 11,784 in “Property, plant and equipment” (Note 13).
As December 31, 2023, 2022 and 2021, Vista Argentina has no interests whatsoever in CASO area.
29.2.7 Oil and gas properties in Mexico
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
As of December 31, 2021, as a result of this transaction the Company agreed to offset its accounts receivable from and payable to Jaguar and Pantera by 5,501; and recognized a disposal of 5,126 in “Property, plant and equipment”; and a net addition of 673 in “Other intangible assets” (Notes 13 and 14). These transactions did not generate cash flows.
The Company also paid consideration of 850 for the year ended December 31, 2021, and it recognized a gain of 198 in “Other operating income” under “Gain from assets disposal” mainly arising from reimbursements of operational expenses (Note 10.1).

F-8
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.2.8 Sur Rio Deseado Este
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
As of the date of these consolidated financial statements, Alianza is going through the administrative formalities to complete the process to restore the area to the Province of Santa Cruz. The expenses required by such process should be assumed by the partners according to their interests in the area. Therefore, as of the date of issuance of these consolidated financial statements, Vista Argentina has no interest whatsoever in the operating concessions of Sur Río Deseado Este; and the results of assets and liabilities disposal it recognized in “Other operating income” under “Gain from assets disposal” for a total amount of 13 (Note 10.1).
29.3 Summarized financial information on the operated and nonoperated join operations
Below is the summarized financial information on the operated and nonoperated joint operations involving the Company, which assets, liabilities, revenue and expenses are not fully consolidated in the Company’s consolidated financial statements.
The summarized financial information disclosed below represents the amounts under IFRS of the related interests.

	As of December 31, 2023	As of December 31, 2022
Assets
Noncurrent assets	344,411	252,073
Current assets	878	13,702

Liabilities
Noncurrent liabilities	1,801	1,256
Current liabilities	11,860	55,106

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Revenue from contracts with customers	—	—	3,200
Operating costs	(1,687)	(943)	(4,406)
Depreciation, depletion and amortization	(78,860)	(43,139)	(3,626)
General and administrative expenses	(846)	(568)	(1,242)
Exploration expenses	—	—	(446)
Other operating income and expenses	—	2	(8,076)
Impairment of long -lived assets	(1,679)	—	—
Financial results, net	1,561	2,484	(586)

Total	(81,511)	(42,164)	(15,182)

F-8
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.4 Investment commitment
As of December 31, 2023, the Company has the following main commitments pending execution:
A-
Argentina
(i) In the area of Bajada del Palo Este, drill and complete 1 (one) horizontal well, but the assumed investment amount was met;
(ii) in the Entre Lomas area (Province of Río Negro), drill and complete 2 (two) development wells at an estimated cost of 4,400;
(iii) in the Entre Lomas area (Province of Río Negro), intervene 5 (five) wells with workover and abandon 2 (two) wells at an estimated cost of 3,000; and
(iv) in the 25 de Mayo-Medanito S.E. and Jagüel de los Machos areas (Province of Río Negro), intervene 6 (six) wells with workovers and abandon 19 (nineteen) wells at an estimated cost of 7,600.
Points (ii) to (iv) are subject to the conventional asset assignment agreement mentioned in Note 1.2.1, which establishes that investment commitments will be fully assumed by Aconcagua, as the area operator.
B-
Mexico
The Company has no commitments as of the date of the consolidated financial statements.
29.5 Well exploration costs
There are no balances or activity for costs of exploration wells for the years ended December 31, 2023, 2022 and 2021.
Note 30. Tax regulations

A-	Argentina
30.1 Income tax
General
On June 16, 2021, the Argentine government issued Law No. 27,630, which introduces changes in corporate income tax rate effective for fiscal years beginning January 1, 2021. It establishes the application of gradual rates according to the level of net accumulated taxable profit.
For the years ended December 31, 2023, 2022 and 2021, the applicable income tax rate for the Company, through its subsidiaries, is 35%.
On August 16, 2022, the AFIP issued General Resolution No. 5,248/2022 whereby it established one-time
payment towards income tax. For taxpayers whose tax assessed as of December 31, 2021, was equal to or higher than ARS 100,000,000 and which calculation base for the advance payments for the following tax period exceeded 0 (zero), the one-time
payment towards income tax will amount to 25% of such calculation base. Such amount was paid in 3 (three) equal and consecutive installments equivalents to 8,300 and computed as payment towards income tax for the year ended as of December 31, 2022.
On July 20, 2023, the AFIP issued General Resolution No. 5,391/2023, which establishes a one-time
payment towards current income tax. For taxpayers whose taxable income as of December 31, 2022, before computing prior-year net operating loss is equal to or higher than ARS 600,000,000, and who have not assessed income tax for that same period, this one-time
payment towards income tax amounts to 15% of such taxable income. This amount is payable in 3 (three) equal and consecutive instalments as from August 2023 and will be computed towards income tax assessed for the year ended December 31, 2023.
As of December 31, 2023, the Company, through its subsidiary AFBN S.R.L., made payments towards income tax for 979.

F-8
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On December 4, 2023, the AFIP issued General Resolution No. 5,453/2023, which establishes a one-time
payment towards current income tax, for taxpayers who extract hydrocarbons, manufacture oil refinery products, and generate thermal power whose taxable income as of December 31, 2022, before computing prior-year net operating loss, is equal to or higher than ARS 600,000,000, and who have not assessed income tax for that same period, this one-time
payment towards income tax amounts to 15% of such taxable income. This amount is payable in 3 (three) equal and consecutive instalments as from December 2023 and will be computed towards income tax assessed for the year ended December 31, 2023. As of December 31, 2023, the Company, through its subsidiary Vista Argentina, made payments towards income tax for 3,031.
In reference to dividends, in December 2019, Law No. 27,541 on “Social Solidarity and Production Reactivation in the Context of a Public Emergency”, enacted through Presidential Decree No. 58/2019 suspended the increase in the established a rate by Law No. 27,430 set of 7% rates for the years beginning on or after January 1, 2021, currently in place.
Tax Inflation Adjustment
Law No. 27,468, issued in the year 2018, established that a third of the positive or negative adjustment for inflation applicable to the 3 (three) first fiscal years beginning January 1, 2019, be distributed to the year in which the adjustment was determined and the remaining 2 (two) thirds to the two subsequent tax periods.
However, the Law No. 27,541, issued in the year 2019, amended this distribution and established that a sixth of the positive or negative adjustment for the first and second year beginning January 1, 2019, be charged to the year in which the adjustment is determined and the remainder 5 (five) sixths, in equal parts, to the 5 (five) subsequent tax periods, whereas for years beginning January 1, 2021, 100% of the adjustment may be imputed in the year in which it is determined.
On December 1, 2022, was published in the Official Bulletin Law No. 27,701, set forth the option to defer the tax adjustment for inflation for the first 2 (two) fiscal years beginning as from January 1, 2022. Thus, a third of such adjustment may be distributed to the fiscal year in which the adjustment is assessed and the remaining 2 (two) thirds, in equal parts, to the two subsequent fiscal years.
This alternative only applies to the companies’ promoting investments in property, plant and equipment for an amount equal to or higher than ARS 30,000,000 during each of the two fiscal periods subsequent to the computation of the first third. Failing to comply with this requirement will result in the forfeiture of the benefit.
For the years ended December 31, 2023 and 2022, the Company, through its subsidiary Vista Argentina, applied the option mentioned above.
30.2 Tax for an inclusive and solidary Argentina (“PAIS Tax”)
Law No. 27,541 issued in the year 2019, introduced a tax that is levied on the acquisition of foreign currency for 5 (five) tax years at a 30% rate.
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
On July 24, 2023, through Decree No. 377/2023, the PEN set forth that PAIS tax shall also be applied to the acquisition of foreign currency for the payments of imports of goods and services, at a 7.5% rate for imports of goods and freight, and at a 25% for imports of services. This tax extension does not apply to imports of goods related to power generation.
On December 13, 2023, through Decree No. 29/2023, the PEN increased the rates under PAIS tax applicable to the acquisition of foreign currency for the payment of imports of goods and freight to 17.50%.

F-8
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

B- Mexico
30.3 Income tax
On October 31, 2019, the Mexican government approved the tax reform. This reform includes the following:
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
(iii) the requirement to disclose “reportable schemes” by tax advisors or taxpayers. These schemes are defined as those that generate, or may generate, a tax benefit and include restructurings, transmission of NOLs, transfer of depreciated assets that may also be depreciated by the acquirer, the use of NOLs about to become statute-barred and abuse in the application of tax treaties with foreign residents, among others.
(iv) the considered an organized crime with the related criminal penalties.
The aforementioned reform is effective for fiscal years beginning on or after January 1, 2020.
The Company’s Management concluded that this reform had no major effects on the consolidated financial information as of December 31, 2023, and 2022.
Note 31. Share-based payments
On March 22, 2018, the Company’s shareholders authorized the implementation of the LTIP to retain key employees empowered the Board of Directors to manage this plan; will be manages the plan, through an administrative trust. In concequence, decided to set aside 8,750,000 Series A shares to be used in the plan; and is effective as from April 4, 2018.
The plan has the following benefits paid to certain executives and employees that are considered share-based payments:
31.1 Stock Options
The stock option plan grants the participant the right to acquire a number of shares during a certain term. Stock options will be vested as follows: (i) 33% during the first year; (ii) 33% during the second year, and (iii) 34% during the third year in relation to the date in which stock options are granted to participants. Once acquired, stock options may be exercised up to 5 (five) or 10 (ten) years as from grant date. The plan establishes that the value of the shares to be granted will be determined using Black & Scholes model.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the number of stock options granted, cancelled and the weighted average exercise price (“WAEP”) for the year:

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Number of rights to buy	WAEP	Number of rights to buy	WAEP	Number of rights to buy	WAEP
At beginning of year	10,540,228	5.15	9,124,109	4.85	5,668,825	6.07
Granted during the year	513,379	17.83	1,416,119	7.05	3,455,284	2.85
Cancelled during the year (1)	(1,188,362)	3.68	—	—	—	—
At end of year	9,865,245	5.98	10,540,228	5.15	9,124,109	4.85

(1)	Related to stock options annulled or cancelled for the year, which do not necessarily coincide with the options exercised.
The plan stablished that the value of the options to be granted will be determined using the Black & Sholes Model.
The following table shows the inputs used for the plan for the year:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	31.4%	33.5%	34.0%
Risk–free interest rate (%)	3.9%	1.9%	1.4%
Expected life of share options (years)	10	10	10
Weighted average exercise price (USD)	17.83	7.05	2.85
Model used	Black & Scholes	Black & Scholes	Black & Scholes
The remainder life of stock options is based on historical data and current expectations and is not necessarily an indication of the potential exercise patterns. Expected volatility shows the assumption that historical volatility in a period similar to the life of options is an indication of future trends, that may not be necessarily the actual result.
The weighted average fair value of options granted during the year ended December 31, 2023, 2022 and 2021 stood as 8.99, 3.26, and 1.2, respectively.
According to IFRS 2, stock option plans are classified as settled transactions at grant date.
For the years ended December 31, 2023, 2022 and 2021, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 4,553, 3,673, and 4,377, respectively.

F-
9
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

31.2 Restricted stock
The restricted stock that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Restricted Stock is vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date in which the Restricted Stock are granted to the participants.
The following table shows the number of restricted stock granted, cancelled and WAEP for the year:

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Number of Series A shares	WAEP	Number of Series A shares	WAEP	Number of Series A shares	WAEP
At beginning of year	6,669,790	4.89	5,762,338	4.53	3,769,299	5.41
Granted during the year	519,025	17.83	940,215	7.05	1,993,039	2,85
Cancelled during the year (1)	(555,451)	2.13	(32,763)	2.95	—	—
At end of year	6,633,364	6.18	6,669,790	4.89	5,762,338	4.53

(1)	Related to restricted stock annulled or cancelled for the year, which do not necessarily coincide with the restricted stock vested.
For the years ended December 31, 2023, 2022 and 2021, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 8,839, 6,372, and 6,215, respectively.
According to IFRS 2, restricted stock plan is classified as settled transactions at grant date. This assessment is the result of multiplying the total number of Series A shares to be deposited in the administrative trust and the price per share.
31.3 Performance restricted stock
The performance restricted stock that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Performance restricted stock is vested, based on the performance of different Company´s variables, in the third year with respect to the date in which the Restricted Stock are granted to the participants.
The following table shows the number of performance restricted stock granted and WAEP for the year:

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of Series A shares	WAEP	Number of Series A shares	WAEP
At beginning of year	3,705,757	7.05	—	—
Granted during the year	1,417,589	17.83	3,705,757	7.05
At end of year	5,123,346	10.03	3,705,757	7.05
For the years ended December 31, 2023 and 2022, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 9,741 and 6,531, respectively.
According to IFRS 2, performance restricted stock is classified as settled transactions at grant date. This assessment is the result of multiplying the total number of Series A shares to be deposited in the administrative trust and the price per share.

F-
9
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 32. Supplementary information on oil and gas activities (unaudited)
The following information on crude oil and natural gas activities was prepared according to the method established in ASC 932 “Extractive Activities – Oil & gas”, amended by ASU 2010 - 03 “Oil and Gas Reserve Estimation and Disclosure,” published by the Financial Accounting Standard Board (“FASB”) in January 2010 to align current estimation and disclosure requirements with the requirements in the final rules and interpretations issued by the Security and Exchange Commission (“SEC”), published on December 31, 2008. This information includes the Company’s crude oil and natural gas production activities in Argentina and Mexico.
Costs incurred
The following table shows capitalized costs and expenses incurred in the years ended December 31, 2023, 2022 and 2021. The acquisition of properties includes the costs incurred to acquire proved or unproved oil and gas properties. Exploration costs include the costs required to retain undeveloped properties, seismic acquisition costs, seismic data interpretation, geologic modelling, costs of drilling exploration wells and drilled well testing. Development costs include drilling costs and equipment for development wells, the construction of facilities for hydrocarbon extraction, transport, treatment and storage, and all the costs needed to maintain facilities for existing developed reserves.

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Acquisition of properties
Proved	—	—	(68,743)	—	—	—
Unproved	—	—	—	—	(69,693)	—

Total acquisition of properties	—	—	(68,743)	—	(69,693)	—

Exploration			—	(624)	—	(561)
Development (1)	(615,481)	(17,283)	(426,991)	(4,368)	(280,686)	(13,475)

Total costs incurred	(615,481)	(17,283)	(495,734)	(4,992)	(350,379)	(14,036)

(1)	Including the re-estimation of well plugging and abandonment.
VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.
Capitalized cost
The following table shows capitalized costs during the years ended December 31, 2023, 2022, and 2021, for proved and unproved crude oil and natural gas reserves, and accumulated depreciation:

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Proved properties (1)
Machinery, facilities, software licenses and other	79,566	928	71,839	723	37,519	476
Oil & gas properties and wells (2)	2,521,781	36,146	2,108,966	40,381	1,614,708	34,698
Works in progress	121,808	1,207	148,964	4,984	84,978	6,267

Gross capitalized costs	2,723,155	38,281	2,329,769	46,088	1,737,205	41,441
Cumulative depreciation	(842,024)	(4,006)	(773,424)	(2,972)	(549,885)	(281)

Total net capitalized costs	1,881,131	34,275	1,556,345	43,116	1,187,320	41,160

(1)	It includes the re-estimation of well plugging and abandonment.
(2)	As of December 31, 202 3 , including impairment of long lived-assets of 1,679 in Argentina and 22,906 in Mexico (Note 3.2.2).
VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.

F-
9
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Results of operations
The following breakdown of results of operations summarizes income and expenses directly related to Crude oil and Natural gas production for the years ended December 31, 2023, 2022 and 2021. Income tax for these periods was calculated using statutory tax rates.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Revenue from contracts with customers	1,168,774	1,187,660	665,310

Total revenue	1,168,774	1,187,660	665,310
Production costs excluding depreciation
Operating and other costs	(96,743)	(133,885)	(108,028)
Royalties and others	(176,813)	(188,677)	(99,364)
Other non-cash costs related to the transfer of conventional assets	(27,539)	—	—

Total production costs	(301,095)	(322,562)	(207,392)

Depreciation, depletion and amortization	(276,430)	(234,862)	(191,313)
Exploration expenses	—	(624)	(561)
Discount for well plugging and abandonment liabilities	(2,387)	(2,444)	(2,546)
Impairment of long-lived assets	(24,585)	—	14,044

Operating profit (loss) before income tax	564,277	627,168	277,542
Income tax	(169,283)	(188,150)	(83,263)

Crude oil & natural gas operating profit (loss)	394,994	439,018	194,279
VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.
Estimated crude oil and natural gas reserves
Proved reserves as of December 31, 2023 and 2022, are net reserves attributable to Vista certified by DeGolyer and MacNaughton for the assets located in Argentina, and Mexico.
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
The Company considers that its remaining estimated volumes of Crude oil and Natural gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, Crude oil prices used in determining proved reserves were the average price during the 12 (twelve) months prior to the end date of December 31, 2023, and 2022, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no Natural gas prices available in the benchmark market in Argentina, VISTA used the average Natural gas prices for the year to determine Natural gas reserves. In addition, for certain Natural gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through “Gas IV Plan”. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.

F-9
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The independent evaluation carried out by DeGolyer and MacNaughton as of December 31, 2023 and 2022 in Argentina and Mexico, covered all the estimated reserves located in the areas operated and not operated by the Company.
In all cases, estimates of reserves have been prepared according to Rule
4-10
of Regulation
S-X
issued by the SEC, and according to the provisions for disclosing Crude oil and Natural gas reserves under FASB ASC 932. We provided all the information requested during the evaluation processes. In Argentina royalties paid to the provinces have not been deducted from reported proved reserves. Gas includes gas sale and consumption.
The volumes of liquid hydrocarbons represent Crude oil, condensate, gasoline and LPG to be recovered in field separation and plant processing and are reported in million barrels (“MMBbl”) The volumes of Natural gas represent expected gas sales and the use of fuel in the field and are reported in billion cubic feet (“Bcf”) (10
9
) in standard conditions of 14.7 psia and 60°F. Gas volumes arise from the separation and processing in the field, which are reduced by injection, venting and shrinkage, and include the volume of Natural gas consumed in the field for production. Natural gas reserves were converted into liquid equivalent using the conversion factor of 5.615 cubic feet of Natural gas per 1 barrel of liquid equivalent.
The following tables show proved oil reserves, net (including crude oil, condensate oil and LPG) and natural gas reserves, net, as of December 31, 2023, 2022, 2021 and 2020 according to VISTA’s interest percentage in the related concessions:
Proved reserves as of December 31, 2023

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	71.0	85.5	15.2
Proved undeveloped	191.3	173.3	30.9

Total proved reserves	262.3	258.8	46.1

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	1.8	4.5	0.8
Proved undeveloped	5.5	11.4	2.0

Total proved reserves	7.3	15.9	2.8
Proved reserves as of December 31, 2022

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	68.3	99.2	17.7
Proved undeveloped	136.8	139.7	24.8

Total proved reserves	205.1	238.9	42.5

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.2	0.1	0.0
Proved undeveloped	2.7	5.9	1.1

Total proved reserves	2.9	6.0	1.1

F-9
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Proved reserves as of December 31, 2021

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	48.2	90.8	16.2
Proved undeveloped	95.1	99.4	17.7

Total proved reserves	143.3	190.2	33.9

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.3	0.2	0.0
Proved undeveloped	3.0	6.0	1.1

Total proved reserves	3.3	6.2	1.1
Proved reserves as of December 31, 2020

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	37.6	86.1	15.3
Proved undeveloped	61.8	73.9	13.1

Total proved reserves	99.4	160.0	28.4

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.2	0.7	0.1
Proved undeveloped	0.0	0.0	0.0

Total proved reserves	0.2	0.7	0.1

(1)	It refers to crude oil, condensate, and LNG.
The following table shows the reconciliation of the Company’s reserve data between December 31, 2022, and December 31, 2023:

Argentina	Crude oil (1)	Natural gas (6)	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2022	205.1	238.9	42.5
Increase (decrease) attributable to:
Review of prior estimates (2)	(8.2)	(27.8)	(4.9)
Extensions and discoveries (3)	86.5	65.5	11.7
Purchases/sales of onsite proved reserves (4)	(5.4)	(2.6)	(0.5)
Production for the year (5)	(15.7)	(15.1)	(2.7)

Reserves as of December 31, 2023 (7)	262.3	258.8	46.1

(1)	It refers to Crude oil, condensate, and LPG.
(2)	The changes from prior-estimate revisions of proved developed and undeveloped Crude oil reserves (- 8.2 MMbbl) are mainly related to:
(a) in connection with the developed reserve: (i) results of well tests for Aguada Federal
(-0.54
MMbbl); (ii) Bajada del Palo Este
(-0.71
MMbbl); (iii) Bajada del Palo Oeste
(-0.43
MMbbl); (iv) Bajada del Palo Oeste (Farmout Agreement II)
(-1.26
MMbbl) especially in wells targeting the organic horizon; (v) CAN

F-9
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(-0.31
MMbbl) and the negative revision due to the retroactive adjustment of LPG plant in Entre Lomas Río Negro
(-0.88
MMbbl); (vi) positive results in Bajada del Palo Este (+0.38 MMbbl); Bajada del Palo Oeste (+0.33 MMbbl); Bajada del Palo Oeste (Farmout Agreement II) (+0.77 MMbbl); (vii) combined effect of other fields
(-0.06
MMbbl); and (viii) due to price changes
(-0.4
MMbbl) effect.
(b) in connection with the undeveloped reserve: (i) They are related to an
adjustment in Aguada Federal due to the latest well results reducing
(-5.82
MMbbl); (ii) the potential combined effect of other fields and rounding (+0.73 MMbbl), which includes the revision of reserves associated with the extension of the economic life of proved developed reserves in conventional Bajada del Palo Oeste, Bajada del Oeste, Bajada del Oeste (Farmout Agreement I), and Bajada del Oeste UTE II (Farmout Agreement II).
The changes from prior-estimate revisions of proved developed and undeveloped Natural gas reserves
(-27.8
Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) they are associated with the lower performance and adjustment of the gas/oil ratio (“GOR”) in the wells of Aguada Federal
(-4.3
Bcf), Bajada del Palo Este
(-2.62
Bcf), Bajada del Palo Oeste
(-4.51
Bcf), Bajada del Palo Oeste NOC
(-3.61
Bcf), Bajada del Palo Oeste (Farmout Agreement I)
(-3.28
Bcf), and Bajada del Palo Oeste (Farmout Agreement II)
(-1.44
Bcf); (ii) for price changes, the variation was
(-0.41
Bcf); and (iii) the rest due to the effect of other fields
(-1.75
Bcf).
(b) in connection with the undeveloped reserve: (i) they are related to an adjustment in Aguada Federal due to the latest well results (-6.58 Bcf); (ii) the potential combined effect of other fields and rounding (+0.70 Bcf), which includes the revision of reserves associated with the extension of the economic life of proved developed reserves in conventional Bajada del Palo Oeste, Bajada del Oeste, Bajada del Oeste (Farmout Agreement I), and Bajada del Oeste (Farmout Agreement II).
(3)
The changes in the proved developed and undeveloped reserves due to the extension and discovery of
c
rude oil (+86.5 MMbbl) and
n
atural gas (+65.5 Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) the drilling success in Vaca Muerta formation of Bajada del Oeste with a pad (3 wells) adding (+3.18 MMbbl and +3.19 Bcf); (ii) a pad (4 wells) in Bajada del Palo Oeste (Farmout Agreement II), incorporating (+2.7 MMbbl and +2.45 Bcf); (iii) a pad (4 wells) in Aguada Federal adding (+1.16 MMbbl and +1.44 Bcf), another pad (2 wells) in Águila Mora, adding (+1.51 MMbbl and +1.15 Bcf); and (iv) two wells in Bajada del Palo Este totaling (+3.10 MMbbl and +0.8 Bcf).
Also, there is a neutral effect from the conversion of proved undeveloped reserves to proved developed reserves generated by: (i) the drilling success in Vaca Muerta formation of 2 pads (8 wells) in Bajada del Palo Oeste adding (+7.84 MMbbl and +7.90 Bcf); (ii) the addition of 2 pads (8 wells) in Bajada del Palo Oeste (Farmout Agreement II), incorporating (+6.94 MMbbl and +6.99 Bcf); as well as (iii) the drilling in a well in Entre Lomas Río Negro adding (+0.22 MMbbl and +2.06 Bcf).
(b) in connection with the undeveloped reserve enable by the activity of drilling in Vaca Muerta formation of: (i) 4 pads (15 wells) in Aguada Federal adding (+9.09 MMbbl and +9.09 Bcf), 11 pads (24 wells) in Bajada del Palo Este totaling (+28.91 MMbbl and +12.05 Bcf), 9 pads (33 wells) in Bajada del Palo Oeste, totaling (+36.85 MMbbl and +35.33 Bcf).

(4)	The changes in the purchase of crude oil (-5.4 MMbbl) and Natural gas (-2.6 Bcf) are mainly related to the agreement signed with Aconcagua mentioned in Note 1.2.1.
(5)	Considering Vista Argentina’s output.
(6)	Natural gas internal consumption stood at 15.6% as of December 31, 2023.
(7)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations that appear in this note may not sum due to rounding.

Mexico	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2022	2.9	6.0	1.1
Increase (decrease) attributable to:
Review of prior estimates (2)	4.6	10.0	1.7
Production for the year (3)	(0.2)	(0.1)	(0.0)

Reserves as of December 31, 2023 (4)	7.3	15.9	2.8

(1)	It refers to Crude oil, condensate, and LPG.
(2)	The changes from prior-estimate revisions of proved developed and undeveloped Crude oil reserves (+4.6 MMbbl) are mainly related to:
(a) in connection with the developed reserve: (i) due to the extension of (+
0.2
MMbbl) from the successful drilling of two new Vernet-1051 and 1052 blocks; and (ii) the rounding effect
(-
0.1
MMbbl).

F-9
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(b) in connection with the undeveloped reserve: (i) (+0.5 MMbbl) due to the latest drilling and discovery campaigns in Amate and Encajonado formations; (ii) an increase of (+3.1 MMbbl) because cash-paid royalties for reserves and production volumes are not discounted; and (iii) an increase due to the extension of acreage from the drilling campaign in the same blocks with Vernet-1053 and 1054 wells, resulting in an increase of (+0.9 MMbbl).
The changes from prior-estimate revisions of proved developed and undeveloped Natural gas reserves (10.0 Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) The lower performance and price decrease
(-0.4
Bcf); and (ii) due to the extension of (+3.3 Bcf) from the successful drilling of two new Vernet-1051 and 1052 blocks.
(b) in connection with the undeveloped reserve: (i) an increase of (+6.4 Bcf) because cash-paid royalties for reserves and production volumes are not discounted; and (ii) an increase due to the extension of acreage from the drilling campaign in the same blocks with Vernet-1053 and 1054 wells, resulting in an increase of (+0.7 Bcf).
In addition, there is a neutral effect from the conversion of proved undeveloped reserves to proved developed reserves generated by: (i) the successful drilling campaign of Vernet-1001, 1002, 1004, 1005, and 1006 (+1.65 MMbbl and +1.67 Bcf).

(3)	Considering Vista Holding II’s output.
(4)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations that appear in this note may not sum due to rounding.
The following table shows the reconciliation of the Company’s reserve data between December 31, 2021, and December 31, 2022:

	Crude oil (1)	Natural gas (6)	Natural gas
Argentina	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2021	143.3	190.2	33.9
Increase (decrease) attributable to:
Review of prior estimates (2)	9.1	0.9	0.2
Extensions and discoveries (3)	65.4	62.0	11.0
Purchases of onsite proved reserves (4)	2.0	2.0	0.4
Production for the year (5)	(14.6)	(16.3)	(2.9)

Reserves as of December 31, 2022 (7)	205.1	238.9	42.5

(1)	It refers to Crude oil, condensate, and LPG.
(2)	The changes from prior-estimate revisions of proved developed and undeveloped Crude oil reserves (+9.1MMbbl) are mainly related to:
(a) in connection with the developed reserve: (i) the enhanced performance of the 32 (thirty two) production wells targeting Vaca Muerta unconventional in Bajada del Palo Oeste concession (+4.78 MMbbl); (ii) the 28 (twenty eight) wells drilled in 2022 targeting Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession, which comprises the farmout I agreement mentioned in Note 29.2.1. (+2.54 MMbbl); (iii) a combined negative effect from other plots of land
(-0.62
MMbbl); (iv) a price revision for (+0.75 MMbbl).
(b) in connection with the undeveloped reserve: (i) the unconventional Bajada del Palo Oeste concession were revised up, due to a lateral length adjustment, which had no effect on the type well (+0.87 MMbbl); (ii) the Entre Lomas Rio Negro concession were also revised up due to the addition of a well in Charco Bayo oilfield targeting Tordillo and Punta Rosada formations (+0.31 MMbbl); (iii) an upward revision was also made in the development plan of Jagüel de los Machos block due to the addition of 2 (two) wells and 2 (two) workovers (+0.12 MMbbl); (iv) minor changes in the activity of 25 de Mayo-Medanito block (+0.05 MMbbl); (v) in Bajada del Palo Oeste concession, a downward revision was made related to the removal of two wells targeting Lotena conventional formation
(-0.28
MMbbl); and (vi) a price revision for (+0.58 MMbbl).
The changes from prior-estimate revisions of proved developed and undeveloped Natural gas reserves (+0.9 Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) the enhanced performance GOR adjustment based on the latest trial results of the 32 (thirty two) unconventional production wells in Bajada del Palo Oeste concession (+4.83 Bcf); (ii) reduced performance of conventional wells in Bajada del Palo Oeste concession
(-2.52
Bcf); (iii) a minor performance in Natural gas wells in Charco Bayo and Piedras Blancas in ELo Río Negro concession
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

F-9
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(3)	The changes in the proved developed and undeveloped reserves due to the extension and discovery of Crude oil (+65.4 MMbbl) and Natural gas (+62.0 Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) the drilling of 16 (sixteen) wells (4 pads) targeting Vaca Muerta formation in Bajada del Palo Oeste concession (+13.44 MMbbl, and +12.30 Bcf): (ii) the drilling of 12 (twelve) wells targeting Vaca Muerta formation in Aguada Federal concession (+7.73 MMbbl, and +8.36 Bcf); (iii) the drilling of 2 (two) wells (1 pad) in Bajada del Palo Este targeting Vaca Muerta (+2.75 MMbbl, and +0.89 Bcf).
(b) in connection with the undeveloped reserve: (i) the drilling of 13 (thirteen) wells (4 pads) targeting Vaca Muerta formation in Bajada del Palo Oeste concession (+14.08 MMbbl, +13.91 Bcf); (ii) the drilling of 2 (two) wells (1 pad) in Bajada del Palo Este (+2.71 MMbbl, and +1.39 Bcf); and (iii) the drilling of 28 (twenty-eight) wells (13 pads) in Aguada Federal (+24.69 MMbbl, and +25.15 Bcf).

(4)
The changes in the purchase of Crude oil (+2.00 MMbbl) and Natural gas (+2.00 Bcf) reserves are mainly related to the farmout II agreement signed with Trafigura mentioned in Note 29.2.1.2. As of December 31, 2021, 4 (four) wells were proved undeveloped and the 4 (four) wells were unproved. As of December 31, 2022, the 8 (eight) wells are undeveloped proved.

(5)	Considering Vista Argentina’s output.
(6)	Natural gas internal consumption stood at 11.1% as of December 31, 2022.
(7)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations that appear in this note may not sum due to rounding.

Mexico	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2021	3.3	6.2	1.1
Increase (decrease) attributable to:
Review of prior estimates (2)	(0.3)	(0.1)	(0.0)
Production for the year (3)	(0.2)	(0.1)	(0.0)

Reserves as of December 31, 2022 (4)	2.9	6.0	1.1

(1)	It refers to Crude oil, condensate, and LNG.
(2)
The revisions of proved developed Crude oil and condensate and Natural gas reserves are related to an enhanced performance of wells (0.05 MMbbl) and the latest GOR trends
(-0.04
Bcf). The changes in the proved undeveloped Crude oil, condensate and Natural gas reserves
(-0.34
MMbbl,
-0.02
Bcf) are related to an adjustment of the type of curve after profit or loss from Vernet-1001 well.

(3)	Considering Vista Holding II’s output.
(4)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations that appear in this note may not sum due to rounding.
The following table shows the reconciliation of the Company’s reserves data between December 31, 2020 and December 31,2021:

	Crude oil (1)	Natural gas (6)	Natural gas
Argentina	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2020	99.4	160.0	28.4
Increase (decrease) attributable to:
Review of prior estimates (2)	3.8	(5.4)	(0.9)
Extensions and discoveries (3)	53.5	53.7	9.6
Purchases of onsite proved reserves (4)	(2.2)	(1.9)	(0.3)
Production for the year (5)	(11.2)	(16.2)	(2.9)

Reserves as of December 31, 2021 (7)	143.3	190.2	33.9

(1)	It refers to Crude oil, condensate, and LNG.
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
(-0.6
MMbbl), 25 de Mayo-Medanito
(-0.6
MMbbl), ELo Río Negro
(-0.5
MMbbl) and Coirón Amargo Norte
(-0.4
MMbbl) conventional wells.

F-9
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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

(3)
The changes in total proved reserves due to the extension and discovery of Crude oil (+53.5 MMbbl) and Natural gas (+53.7 Bcf) are mainly related to: (i) the extension of proved undeveloped acreage thanks to the addition of 11 (eleven) pads (44 wells) classified as proved undeveloped due to the successful drilling in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession (+46.2 MMbbl, +46.5 Bcf); and (ii) the extension of proved developed acreage related to the drilling of 2 (two) unproved pads (8 (eight) wells (related to PAD 35 and PAD 44) in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession under the farmout agreement I with Trafigura (+7.3 MMbbl, +7.2 Bcf).

(4)
The changes due to purchases/sales of Crude oil
(-2.2
MMbbl) and Natural gas
(-1.9
Bcf) reserves are related to: (i) the sale of the interest (10%) in CASO
(-1.4
MMbbl ,
-1.0
Bcf); (ii) the farmout agreement I mentioned in Note 29.3.2.1 related to PAD 12 (4 wells) in Vaca Muerta unconventional formation in Bajada del Palo Oeste concession
(-0.9
MMbbl,
-0.9
Bcf ); partly offset by (iii) the acquisition of the 50% interest in Aguada Federal concession (+0.1 MMbbl).

(5)	Considering Vista Argentina’s output.
(6)	Natural gas consumption stood at 12.9% as of December 31, 2021.
(7)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations that appear in this note may not sum due to rounding.

Mexico	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2020	0.2	0.7	0.1
Increase (decrease) attributable to:
Review of prior estimates (2)	1.5	3.0	0.5
Purchases of onsite proved reserves (3)	1.7	2.4	0.4
Production for the year (4)	(0.1)	—	—

Reserves as of December 31, 2021 (5)	3.3	6.2	1.1

(1)	It refers to Crude oil, condensate, and LNG.
(2)	The revisions of proved developed Crude oil, condensate and Natural gas reserves are related to the development plan approved by the CNH, as well as the drilling and completion of Vernet-1001 wells.
(3)
The changes due to purchases/sales of Crude oil (+1.7 MMbbl) and Natural gas (+2.4 bcf) are mainly related to the transfer of assets in Mexico, whereby Company increased its equity to
100
% in
CS-01
area (Note 29.3.11).

(4)	Considering Vista Holding II’s output.
(5)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations that appear in this note may not sum due to rounding.
Standardized measure of future discounted cash flow (net)
The following table describes estimated future cash flows from the future production of proved developed and undeveloped reserves of Crude oil, condensate, LPG and Natural gas. As established by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (“ASC”) relating to Extractive Activities—Oil and Gas (formerly SFAS 69 Disclosures about Oil and Gas Producing Activities), these cash flows were estimated using the twelve-month average of the first day-of-the-month
benchmark prices as adjusted for location and quality differentials and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation facilities and abandonment costs. These future development costs were estimated based on VISTA assessments. Future income tax was calculated by applying the statutory tax rates effective in Argentina in each period.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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

	As of December 31, 2023 (1)	As of December 31, 2022 (1)	As of December 31, 2021 (1) (2)
Future cash flows	18,771	16,118	8,506
Future production costs	(5,573)	(4,634)	(2,638)
Future development and abandonment costs	(3,198)	(2,142)	(1,294)
Future income tax	(3,477)	(3,009)	(1,432)
Discounted future net cash flows	6,523	6,333	3,142

10% annual discount	(3,133)	(3,092)	(1,630)

Standardized measure of discounted future net cash flows	3,390	3,241	1,512

(1)	Amounts expressed in millions of US Dollars (“MM USD”).
(2)
As of December 31, 2021, the standardized measure of future discounted cash flow (net) is related to the estimated value of reserves in Argentina. The table does not include the estimated value of the reserves in Mexico’s areas (24MM USD as of December 31, 2021).

Changes in the standardized measure of future discounted cash flow (net)
The following table shows the changes in the standardized measure of future discounted cash flow, net, for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023 (1)	Year ended December 31, 2022 (1)	Year ended December 31, 2021 (1)
Standardized measure of future discounted cash flow, net, at beginning of year	3,241	1,512	738
Net changes in selling prices and production costs related to future production (2)	(314)	1,170	783
Net changes in estimated future development costs (3)	(3,642)	(2,632)	28
Net changes from revisions of workload estimates (4)	(220)	229	44
Net changes from extensions, discoveries and improvements (5)	2,240	1,790	1,006
Cumulative discount	3,333	1,585	116
Net changes from on-site purchases and sales of minerals (6)	(131)	55	(40)
Sales of Crude oil, LNG and Natural gas produced, net of production costs	841	820	(429)
Estimated development costs previously incurred	(669)	(460)	(263)
Net changes in income tax (7)	(1,289)	(852)	(471)
Other (8)	—	24	—

Changes in the standardized measure of future discounted cash flow for the year	149	1,729	774

Standardized measure of future discounted cash flow at end of year	3,390	3,241	1,512

(1)	Amounts expressed in MM USD.
(2)
For the year ended December 31, 2023, primarily affected by a decrease in the prices of crude oil, petroleum condensate, natural gas, and LPG in Argentina, which decreased from USD 72.32 per barrel to USD 66.50 per barrel of crude oil, condensate, and C5+, from USD 31.19 per barrel to USD 25.40 per barrel of LPG, and from USD 4.86 per cubic foot to USD 3.55 per cubic foot of sales gas. Also, for the year ended December 31, 2022, primarily affected by a rise in the prices of crude oil, petroleum condensate, natural gas, and LPG in Argentina, which increased from USD 54.99 per barrel to USD 72.32 per barrel of crude oil, condensate, and C5+, from USD 26.87 per barrel to USD 31.19 per barrel of LPG, and from USD 3.92 per cubic foot to USD 4.86 per cubic foot of sales gas.

F-
1
00

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(3)	For the years ended December 31, 2023, and 2022, related to cost development revisions of the unconventional area of Bajada del Palo Oeste, Bajada del Palo Este Aguada Federal and Águila Mora.
(4)
For the years ended December 31, 2023, and 2022, mainly affected by the extension in the economic limits of assets due to a decrease in the prices of crude oil, petroleum condensate, natural gas and LPG, detailed in point (2).

(5)
For the year ended December 31, 2023, mainly related to the extension of the proved area due to the addition of 40 wells in proved reserves in Bajada del Palo Oeste area in Vaca Muerta formation with positive results. Also related to the addition of proved reserves from the unconventional Bajada del Palo Este area with 26 additional wells. A total of 19 wells were added in the unconventional Aguada Federal area, and a
2-well
pad was converted in Águila Mora from probable reserves to proved developed reserves. Also, for the year ended December 31, 2022, mainly related to the extension of the proved area by adding 32 wells in proved reserves in Bajada del Palo Oeste area in Vaca Muerta formation with positive results. Also related to the addition of proved reserves from the unconventional Bajada del Palo Este area and the development of the Vaca Muerta formation in the unconventional Aguada Federal area. In addition, for the year ended December 31, 2021, mainly related to the extension of the proved area by adding 44 additional proved undeveloped wells resulting from the drilling activity carried out in the Bajada del Palo Oeste area in Vaca Muerta formation with positive results.

(6)
For the year ended December 31, 2023, the agreement with Aconcagua is terminated, granting the operation as from March 1, 2023, with
60
% of the crude oil production on the following concessions: 25 de Mayo-Medanito S.E., Charco del Palenque, Entre Lomas Río Negro, Entre Lomas Neuquén, Jagüel de los Machos and Jarilla Quemada. Moreover, for the year ended December 31, 2022, it is related to the Farmout Agreement II that grants
25
% of interest in certain Bajada del Palo Oeste wells in Vaca Muerta formation to Trafigura (Note 29.2.1.2).

(7)	For the year ended December 31, 2023, and 2022, the change is due to the increase in income tax caused by higher expected revenue mainly from the extensions and increases in hydrocarbon prices.
(8)	For the year ended December 31, 2022, it includes the estimated value of Mexican reserves.
Note 33. Subsequent events
The Company assessed events subsequent to December 31, 2023, to determine the need of a potential recognition or disclosure in these consolidated financial statements. The Company assessed such events through April 23, 2024, date in which these consolidated financial statements were made available for issue.
- On January 4, 2024, Vista Argentina paid interest for an amount of 112 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.
- On January 19, 2024, Vista Argentina paid interest for a total amount of 958 corresponding to loan agreement signed with ConocoPhillips Company.
- On January 19, 2024, Vista Argentina paid interest for an amount of 72 corresponding to loan agreement signed with Banco Santander International in January 2021.
- On January 25, 2024, Vista Argentina signed a loan Agreement with Banco Macro for a total amount of 35,000; at an annual interest rate of 7%, and expiration date between February 8, 2024, and March 19, 2024. As of the date of these consolidated financial statements, Vista Argentina pre- settled the mentioned agreements for a total amount of
35,229.
- On February 11, 2024, Vista Argentina paid interest for a total amount of
175 corresponding to ON XXI.
- On February 27, 2024, Vista Argentina paid interest for a total amount of

3,053
corresponding to ON XI and ON XII.
- During February, March and April, Vista Argentina made pay
m
ents to Oldelval for an amount of 19,492 related to Duplicar Plus Project (Note 17 and 28.1).
- During February,
Ma
rch and April, Vista Argentina made payments to Oiltanking for an amount of
7,773
related to project mentioned in Note 28.2.
- On March 1, 2024, Vista Argentina received payments by Aconcagua for an amount of
10,734
related to agreement mentioned in Note 1.2.1.

F-
1
01

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

- On March 4, 2024, Vista Argentina paid interest for a total amount of 122 corresponding to ON VI y ON XIX.
- On March 5, 2024, Vista Argentina paid interest for a total amount of 151 corresponding to ON XX.
- On March 6, 2024, Vista Argentina paid interest for a total amount of 135 corresponding to ON XV.
- On March 6, 2024, Vista Argentina issued ON XXIII for an amount of 60,000 at a fixed rate 6.5% and expiration date in
March 2027.
- On March 18, 2024, Vista Argentina paid interest for a
to
tal amount of 651 corresponding to ON XIII.
- On March 18, 2024, Vista Argentina signed a loan ag
r
eement with Eurobanco Bank Ltd. for a total amount of 40,000 collateralized with a first priority lien; at an annual interest rate of 11.4%. On April 18, 2024, the loan was canceled for a total amount of 40,380.
- On March 21, 2024, Vista Argentina signed a loan ag
r
eement with Banco Provincia for a total amount of 9,950; at an annual interest rate of 59%, and expiration date as of April 30, 2024.
- On April 4, 2024, Vista Argentina paid interest for an
a
mount of 53 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.
- On April 5, 2024, Vista Argentina paid interest for an a
m
ount of 58 corresponding to loan agreement signed with Banco Santander International in January 2021.
There are no other events or transactions between the closing date and the date of issuance of these consolidated financial statements, April 23, 2024, that could significantly affect the Company’s financial position or profit or loss.

F-
1
0
2