Form 20-F
period 2024-12-31
Vista Energy, S.A.B. de C.V.
filed 2025-04-09
CIK 1762506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM
20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
Commission File Number:
001-
39000
Vista Energy, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Torre Mapfre
243 Paseo de la Reforma Avenue, 18
th
Floor
Colonia Renacimiento, Alcaldía Cuauhtémoc
Mexico City, 06600
Mexico
(Address of principal executive offices)

Alejandro Cherñacov
Torre Mapfre
243 Paseo de la Reforma Avenue, 18
th
Floor
Colonia Renacimiento, Alcaldía Cuauhtémoc
Mexico City, 06600
Mexico
Tel.:
+ 52 (55) 1555-7104
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
95,285,451
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
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b).
☐

PRESENTATION OF INFORMATION

This document comprises the annual report of Vista Energy, S.A.B. de C.V. (“Vista”) on Form 20-F for the year ended December 31, 2024.

References

Unless otherwise indicated or the context otherwise requires, (i) the terms “Vista,” “Company,” “we,” “us,” and “our,” refer to Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and its consolidated subsidiaries, (ii) the term “Issuer” refers to Vista exclusive of its subsidiaries, (iii) the term “Vista Argentina” refers to Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., prior thereto as Vista Oil & Gas Argentina S.A., and prior thereto, as Petrolera Entre Lomas S.A.); (iv) the term “Vista Holding I” refers to Vista Energy Holding I, S.A. de C.V. (formerly known as Vista Oil & Gas Holding I, S.A. de C.V.); and (v) the term “Vista Holding II” refers to Vista Energy Holding II, S.A. de C.V. (formerly known as Vista Oil & Gas Holding I, S.A. de C.V.). See “Item 4—Information on the Company.”

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

The financial information contained, or referred to, in this annual report includes the audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, and the notes thereto (“Audited Financial Statements”).

The Audited Financial Statements have been prepared in accordance with IFRS as issued by the IASB and are presented in U.S. Dollars.

Presentation of Currencies and Rounding

All references to “$,” “US$,” “U.S. Dollars” and are to U.S. Dollars, the lawful currency of the United States of America, references to “Mexican Pesos” and “Ps.” are to Mexican Pesos, the lawful currency of Mexico and “Argentine Pesos” and “AR$” are to Argentine Pesos, the lawful currency of Argentina. The Audited Financial Statements are presented in U.S. Dollars.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

No Emerging Growth Company Status

As of December 31, 2023, we have ceased to be an emerging growth company and are therefore no longer able to take advantage of certain exemptions from various requirements applicable to other public companies that are emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). As such, our independent registered public accounting firm is now required to attest to the effectiveness of our internal control over financial reporting.

Public Company in Mexico

Because we are a public company in Mexico, investors can access our historical financial statements published in Spanish on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.), the Mexican National Banking Commission’s (Comisión Nacional Bancaria y de Valores) (“CNBV”)’s and our websites at www.bmv.com.mx, www.gob.mx/cnbv and www.vistaenergy.com, respectively. The information found on the Mexican Stock Exchange’s, the CNBV’s and our websites is not a part of this annual report.

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

We define Adjusted EBITDA as profit for the year, net, plus income tax expense, financial income (expense), net, depreciation, depletion and amortization, transaction costs related to business combinations and gain from asset disposals, restructuring and reorganization expenses, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and (reversal) impairment of long-lived assets. Effective for periods starting on or after January 1, 2023, the Company has adjusted the definition of Adjusted EBITDA compared to prior annual reports by excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets. We believe that excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets results in a better representation of the Company’s returns following the Conventional Assets Transaction (as defined below), given that profit and losses generated by the Conventional Assets Transaction have a non-recurrent impact only during the duration of the transaction, and excluding them allows our management and investors to better analyze our core operating performance on a consistent basis from period to period. Given that the Conventional Assets Transaction became effective on March 1, 2023, a recast for prior periods was not necessary. We believe that the nature of the restructuring and reorganization expenses were such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring and reorganization expenses and transaction expenses are not normal, recurring operating expenses. We believe that by excluding restructuring and reorganization expenses and transaction costs related to business combinations and gain from asset disposals, we are able to provide supplemental information for our management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the (reversal) impairment of long-lived assets was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our management excludes restructuring and reorganization expenses, transaction costs related to business combinations and gain from asset disposals, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets and (reversal) impairment of long-lived assets from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends.

We define Adjusted Net Income as profit for the year, net, plus deferred income tax (expense), changes in fair value of warrants, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and (reversal) impairment of long-lived assets. Effective for periods starting on or after January 1, 2023, the Company has adjusted the definition of Adjusted Net Income compared to prior annual reports by excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets. We believe that excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets results in a better representation of the Company’s returns following the Conventional Assets Transaction, given that profit and losses generated by the Conventional Assets Transaction have a non-recurrent impact only during the duration of the transaction, and excluding them allows our management and investors to better analyze our ongoing performance on a consistent basis from period to period. Given that the Conventional Assets Transaction became effective on March 1, 2023, a recast for prior periods was not necessary. Deferred income tax (expense) was excluded as they relate to recognition of temporary differences between the tax bases of assets and liabilities and the carrying amounts in the financial statement using the liability method. Changes in the fair value of warrants were excluded because they correspond to an adjustment valuation of financial liabilities assumed by the Company, likewise (reversal) impairment of long-lived assets were excluded from the determination of our adjusted net income because they correspond to an adjustment to the valuation of our long-lived assets. Our management believes that excluding such items will allow investors to facilitate the comparison performance from period to period by removing these identified non-cash items that are mainly driven by external factors and that affect (benefit) the Company’s net income.

We define Net Debt as current and non-current borrowings minus cash, bank balances and other short-term investments.

We define Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers plus Gain from Exports Increase Program. Effective for periods starting on or after January 1, 2023, the Company has adjusted the definition of Adjusted EBITDA Margin compared to prior annual reports to add Gains from the Exports Increase Program in the denominator, as it believes that this results in a better representation of the Company’s margins given that it is accounted for in the Adjusted EBITDA which is the numerator, making the ratio consistent by having the impact both in numerator and denominator. Given that the Exports Increase Program was established in October 2023, a recast for prior periods was not necessary.

We define return on average capital employed (“ROACE”) as Adjusted EBITDA plus depreciation, depletion and amortization, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets, divided by the sum of the average total debt and average total shareholders’ equity. For purposes of this definition, total debt is comprised of current borrowings, non-current borrowings, current lease liabilities and non-current lease liabilities. Effective for periods starting on or after January 1, 2023, the Company has adjusted the definition of ROACE compared to prior annual reports to add gains related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional asset in the numerator. We believe that adding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets to the numerator results in a better representation of the Company’s returns following the Conventional Assets Transaction, given that profit and losses generated by the Conventional Assets Transaction are accounted for in the profit for the year, net and therefore in total shareholder´s equity which is included in the denominator, making the ratio consistent by having the impact both in numerator and denominator. Given that the Conventional Assets Transaction became effective on March 1, 2023, a recast for prior periods was not necessary. Our management believes ROACE can be a valuable tool to measure the efficiency of the utilization of the capital we employ, whether financed by equity or debt.

We present Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, Adjusted Net Income and ROACE because we believe they provide investors with supplemental measures of the financial condition and performance of our core operations that facilitate period to period comparisons on a consistent basis. Our management uses Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and ROACE, among other measures, for internal planning and performance measurement purposes. Net debt, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and ROACE are not measures of liquidity or operating performance under IFRS and should not be construed as alternatives to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and ROACE, as calculated by us, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and ROACE to the most directly comparable IFRS financial measure, see “Item 5—Operating and Financial Review and Prospects—Operating Results.”

Market and Industry Data

This annual report includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, including SdE (as defined below) and the EIA (as defined below), but there can be no assurance as to the accuracy or completeness of included information.

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

Presentation of Oil and Gas Information

The Company’s Oil and Gas Reserves Information

The information included in this annual report regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2024. The proved reserves estimates are derived from the report dated January 27, 2025, prepared by DeGolyer and MacNaughton (“D&M”), for our concessions located in Argentina and Mexico (“2024 Reserves Report”). The 2024 Reserves Report is included as Exhibit 99.1 to this annual report. D&M is an independent reserves engineering consultant. The 2024 Reserves Report prepared by D&M is based on information provided by us and present an appraisal as of December 31, 2024, of oil and gas reserves located in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Águila Mora, Bandurria Norte, Coirón Amargo Norte, Entre Lomas Río Negro, Entre Lomas Neuquén, Charco del Palenque, Jarilla Quemada, Jagüel de los Machos, 25 de Mayo–Medanito SE, and Acambuco concessions in Argentina, and of our oil and gas reserves located in the CS-01 concession in Mexico.

Argentina and Mexico Oil and Gas Reserves Information

The information included in “Item 4—Information on the Company—Industry and Regulatory Overview” of this annual report regarding Argentina’s and Mexico’s proved reserves has been prepared based on official and publicly available information of the Argentine Secretariat of Energy (Secretaría de Energía) (“SdE”) and the former Mexican National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos) (“CNH”). References to the “proved reserves” of Argentina and Mexico follow the definition of “proved reserves” as set forth in the guidelines published by the SdE and CNH, as applicable. However, the information regarding Vista’s proved reserves included elsewhere in this annual report has been prepared according to the definitions of Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers (“SPE”)’s Petroleum Resources Management System, which may differ from the relevant guidelines published by the Argentine and Mexican authorities. For more information, see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina” and “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Mexico—Reserves and Resources Certification in Mexico.”

Certain Definitions

“ADR” means American Depositary Receipt.

“ADS” means American Depositary Share.

“Argentine Constitution” means the Argentine National Constitution (Constitución Nacional de la República Argentina).

“Argentine Executive Branch” means the Argentine federal executive branch.

“Argentine Secretariat of Energy” or “SdE” means the current Argentine Secretaría de Energía under the supervision of the Argentine Ministry of Energy and the Argentine Ministry of Energy and Mining, and/or any other Argentine governmental agency that oversees the enforcement of the Argentine Hydrocarbons Law (as defined below) in the future, as applicable.

“Argentine Hydrocarbons Law” means the Argentine Hydrocarbons Law No. 17,319 (Ley de Hidrocarburos), as amended from time to time.

“BCRA” means the Argentine Central Bank (Banco Central de la República Argentina).

“Btu” means British thermal units.

“CFE” means the Mexican Federal Electricity Commission (Comisión Federal de Electricidad).

“CNE” means the Mexican National Energy Commission (Comisión Nacional de Energía).

“CNH” means the former Mexican National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos).

“COFECE” means the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica).

“CRE” means the former Mexican Energy Regulatory Commission (Comisión Reguladora de Energía).

“EIA” means the United States Energy Information Administration.

“ESG” means Environmental, Social and Governance.

“E&P” means exploration and production.

“Executive Team” means the Company’s management team that is comprised of Miguel Galuccio, Pablo Vera Pinto, Juan Garoby, Alejandro Cherñacov and Matías Weissel.

“GHG emissions” means greenhouse gas emissions. Scope 1 emissions are direct emissions from sources controlled by the Company within the organizational boundaries of reporting, and include combustion, flaring, venting, and fugitive sources. Scope 2 emissions are indirect emissions from energy used by Vista but produced by a third party, and may include imported electricity, steam, and heat.

“Ley de Bases” means the Argentine Law No. 27,742 (Ley de Bases y Puntos de Partida para la Libertad de los Argentinos).

“LNG” means liquefied natural gas.

“LPG” means liquefied petroleum gas (includes butane and propane).

“Mexican Constitution” means the Mexican Political Constitution (Constitución Política de los Estados Unidos Mexicanos).

“Mexican Executive Branch” means the Mexican federal executive branch

“MMBtu” means million British thermal units.

“NBS” means nature-based solutions.

“NGL” means natural gas liquids, including butane and propane (LPG).

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

“Province” means each of the twenty-three federal states referred to in the Argentine Constitution, which, together with the Autonomous City of Buenos Aires, constitute the first-order territorial jurisdictions and divisions of the Republic of Argentina.

“RNV” means the Mexican National Securities Registry (Registro Nacional de Valores).

“SENER” means Secretaría de Energía, or Energy Secretariat, in Mexico.

“TRIR” means total recordable injury rate, calculated as the number of recordable incidents multiplied by 1,000,000 divided by total number of hours worked.

“Trafigura” means Trafigura Argentina S.A.

“UN” means United Nations.

Measurements, Oil and Natural Gas Terms and Other Data

In this annual report, we use the following measurements:

•	“Bcf” means one billion cubic feet;

•	“bbl,” “bo,” or “barrel of oil” means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;

•	“boe” means one barrel of oil equivalent, which equals approximately 158.9873 cubic meters of natural gas and 5,614.5841 cubic feet of natural gas;

•	“Bn,” when used before bbl, bo, boe or cf, means one billion bbl, bo, boe or cf, respectively;

•	“cf” means one cubic foot;

•	“CH4” means methane;

•	“CO2” means carbon dioxide;

•	“CO2e” means carbon dioxide equivalent;

•	“ha” means one hectare, which equals approximately 2.47 acres;

•	“kgCO2e” means kilograms of carbon dioxide equivalent per barrel of oil equivalent;

•	“km” means one kilometer, which equals approximately 0.621371 miles;

•	“km2” means one square kilometer, which equals approximately 247.1 acres;

•	“m” or “meter” means one meter, which equals approximately 3.28084 feet;

•	“M,” when used before bbl, bo, boe or cf, means one thousand bbl, bo, boe or cf, respectively;

•	“m3” means one cubic meter;

•	“MM,” when used before bbl, bo, boe or cf, means one million bbl, bo, boe or cf, respectively;

•	“N2O” means nitrous oxide;

•	“T,” when used before bbl, bo, boe or cf, means one trillion bbl, bo, boe or cf, respectively;

•	“Tn” means a metric ton, and

•	“/d,” or “pd” when used after bbl, bo, boe or cf, means per day.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company—Business Overview” and “Item 5—Operating and Financial Review and Prospects.” Some of the matters discussed herein concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (“Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”).

The words such as “believes,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future,” “may,” “could,” “would,” “likely” or similar expressions are included with the intention of identifying statements about the future. We have based these forward-looking statements on numerous assumptions, including our current beliefs, expectations and projections about present and future events and financial trends affecting our business. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	uncertainties relating to future government concessions and exploration permits;

•	adverse outcomes in litigation that may arise in the future;

•	general political, economic, social, demographic and business conditions in Argentina, Mexico, in other countries in which we operate;

•	the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the current government in Argentina;

•	significant economic or political developments in Mexico, Argentina and the United States;

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

•	fines or other penalties and claims by the authorities and/or customers;

•	any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad;

•	the imposition of import restrictions on goods that are key for the maintenance of our assets;

•	the revocation or amendment of our respective concession agreements by the granting authority;

•	our ability to renew certain concessions;

•	our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms;

•	government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems;

•	continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso;

•	any force majeure events, or fluctuations or reductions in the value of Argentine public debt;

•	changes to the demand for oil and gas in particular, and energy in general, both in Argentina and globally;

•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;

•	environmental, health and safety regulations and industry standards that are becoming more stringent;

•	energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages;

•	our relationship with our employees and our ability to retain key members of our senior management and key technical employees;

•	the ability of our directors and officers to identify an adequate number of potential acquisition opportunities;

•	our expectations with respect to the performance of our recently acquired businesses;

•	our expectations for future production, costs and crude oil prices used in our projections;

•	changes to our capital expenditure plans;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves, and changes to our previous reserves estimates;

•	increased market competition in the energy sectors in Argentina and Mexico;

•	potential regulatory changes and modifications to free trade agreements driven by evolving U.S. trade policies and political developments in Mexico or other Latin American countries;

•	climate change and severe weather events;

•	any potential adverse effects that may arise in connection with any prospective mergers, acquisitions, divestitures, or other corporate reorganizations;

•	the ongoing conflicts involving Russia and Ukraine; Israel, Hamas and Iran; and China and Taiwan; and

•	additional matters identified in “Risk Factors.”

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

Risks Related to Our Business and Industry:

As an oil and gas company, our business and industry is subject to particular risks, such as exploration, drilling, completion, production, equipment and resources, gathering, treatment and transportation risks; risks related to natural hazards, weather conditions, and mechanical difficulties; fluctuations and regulation of international and domestic oil prices; the availability of financial resources for our business plan and its corresponding costs; inflation; government regulation; and contractions in demand of crude oil and natural gas or any of their by-products. Additional risks exist in light of the conflict between Russia and Ukraine and the conflicts involving Israel, Hamas and Iran in the Middle East, and the associated economic and trade sanctions and restrictions that have been imposed or may be imposed in the future as a result of such conflicts or others. Additionally, changes in U.S. trade and other policies under the Trump administration may adversely impact our business, financial condition, and results of operations. Also, as a company which primarily operates in Argentina and Mexico, our business may be affected by changes in those markets.

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

Risks Related to our Company:

Most of our producing properties and total estimated proved reserves are geographically concentrated in Argentina. The results of our planned development programs in new or emerging shale development areas and formations may be subject to more uncertainties than programs in more established areas and formations. As such, we may fail to fully identify problems with any properties we acquire, and as such, assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities. We may not be able to acquire, develop or exploit new reserves, which could decrease the volume of our reserves over time and could, in turn, adversely affect our financial condition and our results of operations. We also may be subject to unknown or contingent liabilities related to our recent and future acquisitions.

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

Risks Related to the Argentine and Mexican Economic and Regulatory Environments:

Investors may be faced with risks inherent to investing in a company operating in stand-alone and emerging markets, such as Argentina and Mexico. Some of these risks may include, among others, the economic and political conditions in Argentina and Mexico, Argentina’s ability to obtain financing from international markets, changing regulation in the countries in which we operate, direct and indirect restrictions on imports and exports under Argentine law, current or potential Argentine exchange controls, the imposition of export duties and other taxes, inflation, significant fluctuations in the value of the Argentine Peso, criminal activity in Mexico, and joint and several tax liability. Recent reforms and amendments to Mexican laws and regulations may adversely affect our operations if applicable to our activities.

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

Oil and gas E&P activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as drilling, completion, production, equipment, gathering, treatment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or canceled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment or the construction of roads to access drilling sites, works related to third-party vendors, road blocks, compliance with governmental requirements (including any delays in obtaining the relevant permits), fire, explosions, blow-outs, pipe failure, abnormally pressured formations, supply chain bottlenecks, lockdown restrictions on the general population and reduced hydrocarbons demand due to a pandemic, such as COVID-19, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases or natural disasters preventing us from accessing the drilling sites. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, completion, operating and other costs are considered.

We are exposed to the effects of fluctuations and regulation of international and domestic oil prices. In addition, limitations on local pricing of our products in Argentina and Mexico may adversely affect our results of operations.

Most of our revenues in Argentina and Mexico are derived from sales from oil and natural gas. During 2024, 49% of our oil sales volumes were exported, and we expect to continue exporting a substantial portion of our volumes in the future. We are, therefore, exposed to pricing risk in both the international and domestic markets, especially the Argentine domestic market.

International and domestic oil and gas prices have fluctuated significantly in recent years and are likely to continue fluctuating in the future. Factors affecting international crude oil prices include: political developments in crude oil producing regions, particularly in the Middle East, the ongoing conflicts between Russia and Ukraine, Israel, Hamas and Iran, and China and Taiwan; the ability of the OPEC and other crude oil producing nations to set and maintain crude oil production levels and prices; macroeconomic conditions, including inflation and GDP growth; global and regional supply and demand for crude oil, gas and related products; investment in new projects to bring new oil production volumes to the market; global supply chain disruptions, and shipping bottlenecks, competition from other energy sources, the effects of a pandemic (such as COVID-19) or epidemic and any subsequent mandatory regulatory restrictions or containment measures, domestic and foreign government regulations, trade conflicts, weather conditions, and global and local conflicts, war, or acts of terrorism. We cannot predict how these factors will influence the prices of oil and related oil products, and we have no control over them. Price volatility curtails the ability of industry participants to adopt certain long-term investment decisions given that returns on investments become unpredictable.

Secondly, the domestic crude oil price has fluctuated in the past in Argentina and Mexico not only due to international prices and the risks outlined above, but also due to local taxation, regulations affecting commercialization in the domestic and export markets in connection with crude and refined hydrocarbons, macroeconomic conditions, the impact of a pandemic on general economic activity and therefore crude oil demand and refining margins. The domestic crude oil price is also subject to local price limitations imposed by the Argentine and Mexican governments. During 2023, the average annual Brent crude oil price stood at US$82.3/bbl, and our average realization price was US$66.7/bbl, 19% below the average annual Brent crude oil price and 7% below export parity for Medanito oil price, which stood at US$72.0/bbl. During 2024, the difference between our average realized price and export parity for Medanito oil narrowed to 2%. However, we cannot guarantee that this gap will not widen in the future. More recently, in April 2025 the announcement by President Trump that the United States would impose sweeping tariffs on all countries resulted in generalized market volatility and a decrease in the price of many commodities, including crude oil. A sustained decrease in oil prices could materially and adversely affect our business, financial condition and results of operations.

The determination by the Argentine and Mexican governments to fix, or indirectly intervene, to generate local crude oil prices at values below export parity could have an adverse effect on our results of operations, financial condition, and cash flows. In the event that local prices were reduced through any of the factors described above, which we cannot control, this could affect the economic performance of our existing and future projects, generating a loss of reserves as a result of changes in our development plans, our assumptions and our estimates, and consequently affect the recovery value of certain assets. A decline in realized crude oil prices for an extended period of time (or if prices for certain products fail to keep pace with cost increases) could adversely affect both the economic viability of our drilling projects and, consequently, our ability to meet our operational and financial targets. These price declines could result in changes to our development plans, reduced capital expenditures, failure of our joint venture partners to approve investment projects, a loss of proved developed reserves and proved undeveloped reserves, an adverse effect on our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources, carry out certain capital expenditure plans, meet our long-term targets and service our financial debt obligations. A decline in realized crude oil prices could also lead to a deterioration in our financial coverage ratios and impairment charges. We cannot predict whether, or to what extent, the potential consequences of such actions could affect our business, impact our production, or affect our financial condition and results of operations, including having enough cash to service our financial debt obligations.

See also “—A potential increase in crude oil supply in the global market could lead to excess supply and result in a reduction in global crude oil prices.”

Our business could be adversely affected by a decline in general economic conditions or a weakening of the broader energy industry, and inflation may adversely affect our financial position and operating results.

A prolonged economic slowdown or recession, adverse events relating to the energy industry, or regional, national, or global economic conditions and factors, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased demand for oil and natural gas, and decreased prices for oil and natural gas.

Supply chain pressures in global production, trade and logistics and demand increases may lead to price inflation in the energy sector. In addition, macroeconomic conditions in Argentina and Mexico may result in cost inflation for goods and services purchased in local currency. Inflationary factors, such as increases in the labor costs, material costs, and overhead costs, may also adversely affect our financial position and operating results. An increase in our costs due to inflation could offset any price increases of our products and services resulting in an adverse effect on our operating results, including having enough cash to service our financial debt obligations.

We are exposed to contractions in demand of crude oil and natural gas and contractions in demand of any of their by-products.

Demand for our crude oil and gas products is largely influenced by the economic activity and growth in Argentina, Mexico and globally. For example, the efforts of the Federal Reserve of the United States and other central banks globally to contain inflation through increase in interest rates, could lead to lower economic growth, and even economic recession in certain economies, or at a global level. In addition, low economic growth in major emerging economies, such as China or India, could negatively impact oil demand. This could have an adverse effect on demand for crude oil and crude oil prices, and therefore impact negatively on our business. Demand for our products is subject to volatility in the future. Demand for crude oil by-products, such as gasoline, may contract under certain conditions, particularly during economic downturns, or due to governmental subsidies and/or changes in consumer preferences following from the energy transition currently underway.

A contraction of the demand of our products would adversely affect our revenues, causing economic losses to our Company. In addition, a contraction in the demand and/or prices of our products can impact the valuation of our reserves. Additionally, in periods of lower commodity prices, we may curtail production and capital spending or may defer or delay drilling wells because of lower cash generation. Continuous poor economic performance could eventually impair our ability to repay our financial debt, lead to a deterioration in our financial coverage ratios and impairment charges. A contraction of crude oil demand could also affect us financially, including our ability to pay our suppliers for their services, or service our financial debt, which could, in turn, lead to further operational distress.

A potential increase in crude oil supply in the global market could lead to excess supply and result in a reduction in global crude oil prices.

Crude oil is a global commodity and, as such, its price is determined, among other factors, by physical supply and demand. As a crude oil producer, we are exposed to fluctuations in crude oil prices. For example, in early March 2020, OPEC+ countries failed to reach an agreement on extending or increasing oil production cuts in light of a decrease in demand due to the COVID-19 pandemic. Shortly thereafter, Saudi Arabia, the world’s largest oil exporter, through its state-owned company Saudi Aramco, decided to lower the official selling price (OSP) of its Arab light crude by approximately US$8/bbl, the largest monthly decrease in 20 years, and announced plans to increase production to at least 10 million bbl/d as of April 2020. As a result, Brent crude oil prices dropped by US$10.9/bbl (or 24.1%) to US$34.4/bbl, representing the steepest one-day decline since 1991. From March 16 to April 2, 2020, Brent crude oil prices remained below US$30/bbl, reaching a low of US$22.72/bbl on March 30, 2020.

There are currently several projects under development in different countries, such as Brazil, Guyana and the U.S., which could potentially add supply volumes to the market that, added up, could be greater than the short-term growth in crude oil demand, leading to excess supply. In such a case, crude oil prices could fall below current levels, which could negatively impact our revenues, and materially affect our business, financial condition and results of operations.

In addition, OPEC+ countries have, according to their own reports, curtailed oil production. If the OPEC+ countries, as a group or individually, were to unwind such curtailments at a fast pace compared to the increase in short-term oil demand, this could result in excess supply, leading to significant declines in crude oil prices compared to current levels, which could in turn negatively impact our revenues, and materially affect our business, financial condition and results of operations.

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

Also, our revenues and our profitability are heavily dependent on the prices we receive from our sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in oil production in, and oil supply from, various key countries, including Russia. The conflict has led to an increase in international oil prices, which creates transitory increases in the revenues of E&P companies around the globe. In addition, it has also led to increased volatility in global commodities in general and hydrocarbon prices. We cannot predict whether such volatility will lead to further price increases or, on the contrary, lead to a general downturn in economic activity, or lower oil and gas prices, and therefore adversely affect our profitability. A sustained increase in oil prices could accelerate the transition to alternative energy sources, leading to an unpredictable decline in prices in the medium to long term, which could adversely affect our business, financial condition, and results of operations. Such price increases could also lead to energy shortages and an increasing amount of the global population, including in Argentina and Mexico, without access to energy supplies. It could also lead to new regulation by the Argentine and/or Mexican governments to further de-couple domestic energy pricing from international energy pricing or restrict energy-related exports from Argentina or Mexico, which would affect our business. Additionally, changes to worldwide oil prices and demand could cause turmoil in the global financial system, and in turn materially affect our business, financial condition and results of operations.

The conflicts involving Israel, Hamas and Iran could have a material adverse effect on our business, financial condition and results of operations.

Beginning in October 2023, Israel and Hamas have been involved in a serious and escalating armed conflict, which also involved other countries in the Middle East, such as Iran (which more recently engaged in direct conflict with Israel). A sharper escalation of these conflicts could lead to the involvement of other countries around the globe. The war could have a material negative impact on oil prices and global growth as well as further global economic consequences, including but not limited to the possibility of increased volatility in energy prices, severely diminished liquidity and credit availability, declines in consumer confidence, scarcity of certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. Although the length and impact of the ongoing conflict is unpredictable, such conflict has created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets. Due to the uncertainties inherent to the scale and duration of this conflict and its direct and indirect effects, it is not reasonably possible to estimate the impact such conflict will have on the global economy or on the economies of the countries in which we operate and, consequently, our business, financial condition and results of operations.

Changes in U.S. trade and other policies under the Trump administration may adversely impact our business, financial condition, and results of operations.

The administration of U.S. President Donald Trump has introduced significant changes in trade and regulatory policies, including tariffs, trade restrictions, and enforcement measures that could affect cross-border commerce and foreign business operations. On February 1, 2025, President Trump issued an executive order, effective March 4, 2025, imposing tariffs on imports from Canada, Mexico, and China, and made announcements regarding the potential imposition of tariffs on other jurisdictions. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits. While certain energy products (such as crude oil) have been exempted, the effect on global economic growth and trade of these measures remains uncertain, and could disrupt global trade flows, and increase operational costs for companies reliant on international supply chains.

As an oil and gas company operating in Mexico and Argentina, we are subject to import regulations, supply chain dependencies, and cross-border energy trade policies that could be affected by U.S. government actions. Any tariff increases, trade restrictions, or enforcement measures targeting the energy sector could increase costs, limit access to critical infrastructure and materials, and disrupt operational continuity.

Additionally, the U.S. government has designated certain international cartels and transnational criminal organizations, including those operating in Mexico, as Foreign Terrorist Organizations (“FTOs”) and Specially Designated Global Terrorists (“SDGTs”). For more information, see “—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Economic and political developments in Mexico may adversely affect Mexican economic policy and, in turn, our operations.”

Given the expanding scope of trade restrictions and the uncertainty surrounding future policies of the Trump administration, we can provide no assurances regarding the full extent of any potential impact on our operations. To the extent that changes in the political or regulatory environment due to the imposition of tariffs or other measures negatively impact us or the markets in which we operate, our business, financial condition, and results of operations could be materially and adversely affected

Our business requires significant and long-term capital investments and maintenance cost.

The oil and gas industry is a capital-intensive industry. We make and expect to continue to make substantial capital expenditures related to development and acquisition of oil and gas resources and in order to maintain or increase the amount of our hydrocarbon reserves and production.

We have funded, and we expect that we will continue to fund, our capital expenditures with cash generated by existing operations, debt, equity issuances and our available cash. However, under certain scenarios (e.g., in lower realized oil price scenarios compared to average realized oil prices prevailing as of the second semester of 2024), our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. We cannot guarantee that we will be able to maintain our current production levels, generate sufficient cash flow to pay for operating expenditures and service our financial debt, or that we will have access to sufficient borrowing or other financing alternatives to continue our exploration, exploitation and production activities at current or higher levels.

Additionally, the incurrence of additional indebtedness would require that a portion of our cash flow from operations be used for the payment of interest and principal on our indebtedness, thereby reducing our ability to use cash flow from operations to fund working capital, capital expenditures, operating expenditures and acquisitions. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of various factors. We may decrease our actual capital expenditures in response to lower commodity prices, which would negatively impact our ability to increase or even maintain production.

If our revenues decrease, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations are not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a reduction of the capital expenditures devoted to the development of our assets, or even in a curtailment of our operations. This, in turn, could lead to a decline in production, and could materially and adversely affect our business, financial condition and results of operations, including our ability to service financial debt obligations, and the market value of our series A shares or ADSs.

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

Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial condition and results of operations, and ultimately have a material adverse effect on the market value of our series A shares or ADSs. In addition, the estimation of “proved oil and natural gas reserves” based on SdE Resolution No. 324/2006 and Argentine Secretariat of Hydrocarbon Resources (Secretaría de Recursos Hidrocarburíferos) Resolution No. 69-E/2016 may differ from the standards required by SEC’s regulations.

As a result, reserve estimates could be materially different from the amounts that are ultimately extracted, and if such amounts are significantly lower than the initial reserves estimates it could result in a material adverse effect on our financial performance, including our ability to service financial debt obligations, operating results and the market value of our series A shares and ADSs. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina” and the 2024 Reserves Report attached hereto as Exhibit 99.1.

Our business operations rely heavily on our production facilities

A material portion of our revenues depends on our oil and gas facilities, which are key to producing, transporting, treating and injecting oil and gas into transportation infrastructure for sale. In order to execute our strategic plan and meet our targets, we need to expand our capacity to transport, treat and inject our oil and gas production. If we are not able to execute these expansion projects, our growth plan could be affected.

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

Our capacity to exploit our hydrocarbon reserves largely depends upon the availability of midstream infrastructure on commercially acceptable terms to transport the produced hydrocarbons from our oilfields to the markets in which they are sold. Typically, oil is transported by pipelines, trucks and tankers to refineries, and gas is usually treated, compressed and transported by pipeline to customers. The lack of oil transportation, storage or loading infrastructure, as well as the lack of vessels for maritime oil transportation, may adversely affect our financial condition and results of operations. The lack of gas treatment, compression or transportation infrastructure may also adversely affect our financial condition and results of operations.

In particular, most of our crude oil production is transported from the Neuquina Basin through the Oldelval pipeline system to the south of the Province of Buenos Aires, from where it is sent to refineries or port facilities at Puerto Rosales for exports. On the other hand, part of our oil is transported to Chile through the Vaca Muerta Norte pipeline and the Trasandino pipeline. The export facilities at Puerto Rosales, owned by Oiltanking Ebytem, are operating at near full capacity, therefore, Oiltanking Ebytem is currently executing an expansion project, which is expected to be operational by the second quarter of 2025. Furthermore, VMOS (as defined below) plans to construct a new pipeline from Vaca Muerta to a new export terminal with storage capacity at Punta Colorada, Province of Río Negro, which is anticipated to become operational in 2027.

We have secured sufficient oil midstream capacity through existing infrastructure and expansion projects to support the execution of our production growth plans in our Vaca Muerta assets. See “Item 4—Information on the Company—Business Overview.” However, both planned events (such as scheduled maintenance) and unexpected disruptions (including adverse weather conditions, accidents, union strikes, explosions, or environmental incidents) may restrict access to existing oil midstream capacity, potentially limiting production and adversely impacting our financial condition and results of operations.

Additionally, if oil midstream expansion projects are delayed or canceled, a potential lack of transportation capacity could constrain our production growth, affect our ability to meet targets, and negatively impact our future financial performance, including our ability to service financial debt obligations and the market value of our series A shares and ADSs.

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

Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled, or become costlier, as a result of a variety of factors, including (i) unexpected drilling conditions; (ii) unexpected pressure or irregularities in formations; (iii) equipment failures or accidents; (iv) construction delays; (v) hydraulic stimulation accidents or failures; (vi) adverse weather conditions; (vii) restricted access to land for drilling or laying pipelines; (viii) title defects; (ix) lack of available gathering, transportation, processing, fractionation, storage, refining or export facilities; (x) lack of available capacity on interconnecting transmission pipelines; (xi) access to, and the cost and availability of, the equipment, services, resources and personnel required to complete our drilling, completion and operating activities; (xii) involuntary human error; and (xiii) delays imposed by or resulting from compliance with environmental and other governmental or regulatory requirements.

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

Any climate change legislation or regulations restricting GHG emissions could result in increased operating costs.

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap-and-trade regimes. More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives, compliance costs and operational restrictions, and/or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs. We expect that a growing share of our GHG emissions could be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits for hydrocarbon E&P. Additionally, climate activists around the globe are challenging the grant of new and existing regulatory permits. We expect that these challenges are likely to continue and could delay or prohibit operations in certain cases.

Compliance with legal and regulatory changes relating to climate change set out by the Argentine and Mexican governments, including those resulting from the implementation of international treaties (see “Item 4—Information on the Company—Business Overview—Argentine Regulatory Framework in Connection with Climate Change”) may in the future increase our costs to operate and maintain our facilities, install new emission controls on our facilities and administer and manage any GHG emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

In addition, environmental laws that may be implemented in the future could increase litigation risks and have a material adverse effect on us. For example, in 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, which focused on implementing policies, strategies, actions, programs and projects that can establish responsibilities for gas emissions and prevent, mitigate or minimize the damages or impacts associated with climate change (see “Item 4—Information on the Company—Business Overview—Argentine Regulatory Framework in Connection with Climate Change”). If additional requirements were adopted in Argentina, these requirements could add to our litigation costs and impact adversely on our results of operations.

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

We expect that measures taken by governments, NGOs, customers, and end users of refined hydrocarbon products to reduce emissions will continue to suppress demand for hydrocarbons and their by-products, potentially impacting oil and gas prices. For example, demand could decline further if households increasingly adopt electric vehicles, public transportation transitions to electric or renewable fuel sources, power generation shifts more extensively to renewable energy, or hydrogen and other green energy alternatives achieve widespread adoption. These developments may contribute to a decline in global oil and gas demand, potentially leading to additional asset provisions, lower earnings, project cancellations, reduced access to capital, and impairments of certain assets.

Regulations and regimes promoting alternative energy resources may also lead to a decline in demand for crude oil and natural gas, or any of their by-products, in the long-term. In addition, increased regulation of GHG emissions may create greater incentives for the use of alternative energy sources. Any long-term material adverse effect on the oil industry could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of this annual report.

There are other risks associated with climate change, such as an increasing number of conflicts with landowners and local communities, difficulties in hiring and retaining staff, and increased difficulty accessing technology. Moreover, certain investors might decide to divest their investments in fossil fuel companies and different stakeholder groups might be included to exert pressure on commercial and investment banks to stop financing fossil fuel companies. According to press reports, in recent years some financial institutions have limited their exposure to fossil fuel projects. If this trend were to accelerate in the future, our ability to access financing for future projects may be adversely affected. These factors could have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our business, adversely impacting our operating and financial results and limiting our growth opportunities.

Expectations relating to GHG emissions could expose us to potential liabilities, increased costs, and reputational harm.

In 2021, we announced our ambition to become net zero in scope 1 and 2 GHG emissions by 2026. We plan to achieve this ambition through a multi-year plan to reduce our operational carbon footprint and the implementation of our own portfolio of NBS. Our NBS projects are designed to offset the residual emissions from our operations through carbon capture in soil and forest. See “Item 4—Information on the Company—Business Overview—Environmental Policy.”

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

Our GHG emissions inventory is calculated and reported in compliance with industry recognized standards (GHG Protocol, API Compendium and GRI reporting). Such calculation is based on limited information and subject to significant uncertainties. For example, our emissions information excludes the emissions arising from concession areas that we do not operate in Argentina and from our operated asset in Mexico, and therefore only cover approximately 93% of our production, based on our 2024 performance data.

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

If we fail to meet the pace and extent of society’s changing demands or our own aspirations for lower carbon energy as the energy transition unfolds (including failing to meet our aspiration to become net zero in scope 1 and 2 GHG emissions by 2026), we could face reputational costs or fail in sustaining and developing our business.

The pace and extent of the energy transition could pose a risk to the company if our own progress towards decarbonization moves at a different speed than that of our competitors and the economy in general, or if we fail to meet our aspirations. If we are slower than competitors or the economy in general, either because we do not invest enough funds, or invest in technologies that fail to reduce our carbon footprint, or if we fail to meet our ambition to become net zero in scope 1 and 2 GHG emissions by 2026, our reputation may suffer and customers may prefer a different supplier, which would adversely impact demand for our hydrocarbon products, including the market value of our shale oil acreage and associated resources we expect to develop in the future. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.

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

In addition, the occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost or diseases, is unpredictable, may have a potentially devastating impact on production, mainly on agricultural products, and may adversely affect the supply and price of such products. Adverse weather conditions may be exacerbated by the effects of climate change. The effects of severe adverse weather conditions may reduce yields of agricultural activities in Argentina, which constitute a material share of GDP and exports. This could have an adverse effect on the economy, including lower inflows of hard currency from exports, depreciation of the local currency, rising inflation and poverty.

Our activities are subject to social, reputational, and operational risks, including negative media attention, potential for protests by members of the local communities in the places where we operate, and seismic activity.

Although we are committed to operating in a socially responsible manner, we may face opposition from local communities and negative media attention. For example, several of our operations are carried out in the Province of Neuquén, Argentina. Local communities, including indigenous communities, have engaged in various forms of protest against business activities in general, including oil and gas. Although we consider our relationship with local communities, including indigenous communities, to be good, we cannot ensure that any form of protest, including roadblocks, actions limiting access of our workers or contractors to our operations, sabotage, or any disruptive action will not impact our operations. Any such action could have an adverse effect on our reputation, financial condition, and results of operations.

There is a risk that hydraulic stimulation activities during well completion operations in the Vaca Muerta may induce seismicity. Vista, together with a consortium of other oil and gas operators, has conducted extensive research into potential sources of increased seismic activity in the region. As of the date of this annual report, no conclusive evidence has been found linking produced water reinjection into geological formations with amplified seismicity. Nonetheless, Vista continues to evaluate potential contributing factors. Although as of the date of this annual report no seismic events have resulted in above-ground impacts affecting the health and safety of the communities in the region we operate, the growing density of hydraulic fracturing activities in the region may lead to increased seismic activity in the future. Any such increase could expose the company to heightened regulatory oversight or stakeholder concern.

Furthermore, we are not currently aware of operations being conducted in areas of the Vaca Muerta occupied by indigenous communities. However, self-identification by indigenous communities in the region has historically been fluid, and this circumstance may change over time. In such cases, the Company may be required to enhance its engagement with indigenous communities and develop a dedicated engagement policy in accordance with Argentine law on prior consultation and International Labour Organization (ILO) Convention No. 169 on Indigenous and Tribal Peoples. Failure to adequately address these matters could expose us to additional regulatory, legal or reputational risks.

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

Information security risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. We depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. We have increasingly connected equipment and systems to the Internet. Because of the critical nature of their infrastructure and the increased accessibility enabled through connection to the Internet, they may face a heightened risk of cyber-attack. In the event of such an attack, they could have our oilfield operations disrupted, property damaged, and customer information stolen, experience substantial loss of revenues, response costs and other financial loss; and be subject to increased litigation and damage to their reputation. A cyber-attack could adversely affect our business, results of operations and financial condition. See “Item 16K—Cybersecurity.”

Risks Related to our Company

The historical financial information included in this annual report and the past performance and experience of our Executive Team may not be indicative of future results.

Our business is inherently volatile due to the influence of external factors, such as domestic oil and gas demand, oil and gas prices, availability of financial resources for our business plan and its corresponding costs and government regulations. Our periodic operating results could fluctuate for many reasons, including many of the risks described in this section, which are beyond our control. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of current or future financial conditions, results of operations or trends. Additionally, we believe that the experience of our Executive Team constitutes a differentiated source of competitive strength for us. However, the experience of our Executive Team in the past (whether in Vista or in other companies) may not be indicative of our future results of operations. For more information regarding our historical consolidated condensed financial information, see “Presentation of Information,” “Item 8—Financial Information” and the Audited Financial Statements included elsewhere in this annual report.

The results of our planned development programs in new or emerging shale development areas and formations may be subject to more uncertainties than programs in more established areas and formations and may not meet our expectations for reserves or production.

The results of our horizontal drilling efforts in emerging areas and formations in Argentina such as in the Vaca Muerta formation in the Neuquina Basin are generally more uncertain than drilling results in areas that are more developed and have more established production. Because emerging areas and associated target formations have limited or no production history, we are less able to rely on past drilling results in those areas as a basis to predict our future drilling results. In addition, horizontal wells drilled in shale formations, as distinguished from vertical wells, utilize multilateral wells and stacked laterals, which could adversely impact our ability to maximize the efficiency of our horizontal wells related to reservoirs drainage over time. Further, access to adequate gathering systems or pipeline takeaway capacity and the availability of drilling rigs and other services may be more challenging in new or emerging areas, and can be particularly challenging in Argentina, where access to capital is generally more limited compared to other regions. If our drilling results are less than anticipated, or we are unable to execute our drilling program because of capital constraints, access to gathering systems and takeaway capacity or otherwise, and/or natural gas and oil prices decline, our investment in these areas may not be as economic as we anticipate, we could incur material write-downs of unevaluated properties and the value of our undeveloped acreage could decline in the future.

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

Any problems or failures in our drilling and completion techniques could adversely affect our business, results of operations and financial condition.

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

As of December 31, 2024, most of our producing properties and total estimated proved reserves were geographically concentrated in Vaca Muerta, in the Neuquina Basin, located in Argentina. A substantial portion of our operations and drilling activity are concentrated in areas in such basins where industry activity is high. As a result, demand for personnel, equipment, power, services and resources may increase in the future, as well as the costs for these items. Any delay or inability to secure the personnel, equipment, power, services and resources could result in oil, NGL and gas production being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our results of operations, cash flow, profitability.

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

The oil and gas industry is competitive and we compete with the major independent and state-owned oil and gas companies engaged in the E&P sector that possess substantially greater financial and other resources than we do for researching and developing E&P technologies, accessing markets, equipment, midstream capacity, labor and capital required to acquire, develop and operate our properties, as well as political relationships and connections with other stakeholders, which is key, given that our business and assets are subject to political decisions. We also compete for the acquisition of licenses and properties in the countries in which we operate.

Should we choose to bid for exploration or exploitation rights in a hydrocarbon area, or bid for midstream capacity, we would face significant competition from state-owned, private and publicly-traded companies.

As we operate in a very competitive business, our competitors may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. As a result of each of the foregoing, we may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel or raising additional capital, which could have a material adverse effect on our business, financial condition or results of operations. See ”Item 4—Information on the Company—Business Overview—Customers and Marketing—Competition.”

We are also affected by competition for drilling rigs and the availability of related equipment, leading to higher drilling costs over the past several years. Higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to higher costs of oilfield services, or shortages of drilling equipment, services and personnel. Additionally, the Argentine Foreign Exchange Regulations generate barriers to entry for international service providers, limiting the supply of oilfield goods and services in Argentina. See “Item 10—Additional Information—Exchange Controls.” Accordingly, failure to manage our costs and our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition.

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

If we do not succeed in meeting these milestones, renewing our agreements, maintaining our operations in these concessions or securing new ones, our ability to grow our business may be materially affected. See “Item 5.B Liquidity and Capital Resources—Other Contractual Obligations—Capital Expenditures” and “Item 5.A Operating Results—Factors Affecting our Results of Operations—Contractual Obligations.”

We may fail to fully identify problems with any properties we acquire, and as such, assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

We might seek to acquire additional acreage in Vaca Muerta, Argentina, and more broadly in Latin America. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, adequacy of title, operating and capital costs and potential environmental and other liabilities. Although we conduct a review of the properties we acquire which we believe is consistent with industry practices, we can give no assurance that we have identified or will identify all existing or potential problems associated with such properties or that we will be able to mitigate any problems we do identify. Such assessments are inexact, and their accuracy is inherently uncertain. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every existing well in the properties we acquire. Even when we inspect a well, we do not always discover structural, subsurface, title and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. We may acquire interests in properties on an “as-is” basis, with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

We are exposed to foreign exchange risks related to our operations in Argentina.

Our results of operations are subject to foreign exchange fluctuation of the Argentine Peso against the U.S. Dollar or other currencies, which could adversely affect our business and results of operations. The value of the Argentine Peso has experienced significant fluctuations in the past. The main effect of a depreciation or devaluation of the Argentine Peso against the U.S. Dollar would be on our realized crude oil prices of sales to the domestic market, given that gasoline prices in Argentina are denominated in local currency, so significant changes in exchange rate have historically limited the ability of refiners to pass through such changes to the end-users.

Additionally, given several accounting rules, material changes in the value of the Argentine Peso against the U.S. Dollar may also negatively affect: (i) deferred income tax associated with our fixed assets, (ii) current income tax and (iii) foreign exchange differences associated with our Argentine Peso exposure.

A significant appreciation of the Argentine Peso against the U.S. Dollar or other currencies could increase the cost of expenditures that are contractually denominated and indexed in Argentine Pesos when translated into U.S. Dollars in the Company’s financial statements. This, in turn, could adversely affect the Company’s operating margins and financial performance, including its ability to service financial debt obligations.

The exchange rate of the Argentine Peso against the U.S. Dollar and other currencies is beyond the Company’s control and is influenced by monetary and economic policies adopted by the Argentine government, as well as by the policies of other countries, particularly those of the United States and other key trading partners of Argentina. The Company cannot predict whether, or to what extent, the Argentine Peso will depreciate or appreciate against the U.S. Dollar or other currencies, nor can it determine the potential impact of such fluctuations on its business and financial condition.

We may be subject to unknown or contingent liabilities related to our recent and future acquisitions.

We occasionally conduct assessments of opportunities to acquire additional oil and gas assets and businesses. Any prospective acquisition could prove to be a substantial undertaking in terms of scale and may introduce new and potentially significant risks, including those related to political, financial, and geographical factors. The success of our acquisition activities is contingent upon our capacity to identify suitable candidates, negotiate acceptable terms of acquisition, and integrate their operations in an effective manner.

Any prospective acquisition would be accompanied by a number of risks, including the potential for a significant decline in oil and gas prices, the risk that oil and natural gas reserves acquired may not be developed as anticipated, the difficulty of assimilating the operation and staff, the possible disruption of our ongoing business, the potential loss of significant key employees, and management’s inability to maximize our financial and strategic position through the successful integration of acquired assets and businesses. Additional challenges may include the maintenance of uniform standards, control, procedures and policies, and the deterioration of relationships with employees, customers, and contractors as a result of any integration of new management personnel.

Moreover, additional capital may be required to finance an acquisition, which could entail debt financing and expose the Company to leverage risk. Any acquisition could impact our liquidity, particularly if we use a portion of available cash to finance the acquisition, and may impact our ability to service financial debt obligations.

There can be no assurance that we will be able to overcome these risks or any other issues related to these acquisitions. Unexpected costs and challenges may arise, and we may experience delays in realizing the benefits of an acquisition. Our capitalization and operational results may undergo significant changes, and we may not have the opportunity to thoroughly assess the economic, financial, and other pertinent information necessary for evaluating future acquisitions. If we cannot effectively manage the integration of acquisitions, it could reduce our focus on subsequent acquisitions and current operations, potentially impacting our financial results, reputation, and business.

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

Both we and our subsidiaries carry out hydrocarbon E&P activities through unincorporated joint ventures entered into through agreements with third parties (joint operations for accounting purposes). In some cases, these joint venture agreements or our joint venture partners, rather than us, hold the rights to the concession or the E&P license contracts. Pursuant to the terms and conditions of such agreements, one of the parties assumes the role of operator, and therefore assumes the responsibility of executing all activities pursuant to the agreement. However, in certain cases, neither we nor our subsidiaries may be able to assume the role of concessionaire and/or operator and, in such cases, we must rely on the measures taken by and the performance of our operating partners. Such actions could adversely affect our financial condition and our operating results. For example, as of December 31, 2024, we were not the operator of the Entre Lomas Neuquén, Acambuco, Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo–Medanito SE concessions, located in Argentina. In such cases, we would be subject to risks related to the performance of, and the measures taken by, the concessionaire and/or operator to carry out the activities. Such actions could adversely affect our financial condition and operating results. For a more complete description of our non-operated concessions, see “Item 4—Information on the Company—Business Overview—Argentina—Concessions.”

We face risks related to certain legal proceedings.

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

As of December 31, 2024, we employed third-party employees under contract, mostly with large domestic and international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer.

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

In particular, the Argentine Corporate Criminal Liability Law establishes the criminal liability of legal entities for offenses against public administration and transnational bribery committed by, among others, their legal counsel, directors, managers, employees or representatives. Under this law, a legal entity may be held liable—and subject to penalties including fines and partial or total suspension of activities—if it is proven that such offenses were committed, directly or indirectly, in its name, on its behalf or for its benefit. Moreover, if the Company obtained or could have obtained a benefit from such offenses, and if they resulted from a failure to implement effective controls, the Company may be held liable.

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

Companies operating in the energy industry, specifically the oil and gas sector, commonly rely upon various key third-party suppliers, vendors and service providers to provide them with parts, components, services, drilling rigs, completion sets, midstream capacity and other critical resources, needed to operate and expand their business. If these key suppliers, vendors and service providers fail to deliver, or are delayed in delivering, equipment, service rigs, completion sets, midstream capacity or critical resources, we may not meet our operating targets in the expected time frame, which could have an adverse effect on our business, financial condition, results of operations, cash flows and/or prospects.

Our operations in the industry could be susceptible to the risks of performance, product quality and financial conditions of our key suppliers, vendors and service providers. For instance, their ability to adequately and timely provide us with parts, components, services and drilling rigs, completion sets, midstream capacity and resources critical to our operations may be affected if they are facing financial constraints or times of general financial stress and economic downturn. There can be no assurance that we will not encounter supply disruptions in the future or that we will be able to timely replace such suppliers or service providers that are not able to meet our needs, which might adversely affect a successful execution of our operations, and consequently, our business, financial condition, results of operations, cash flows and/or prospects.

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

In addition, we cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms, or on terms that are substantially similar, as those currently in force or that we will not be subject to strikes or labor interruptions before or during the negotiation process of said agreements. The collective bargaining agreement for the period April 2024 to March 2025 was signed on June 5, 2024, and amended by the agreement signed on October 30, 2024. In the future, if we are unable to renegotiate the collective bargaining agreement on satisfactory terms or are subject to strikes or labor interruptions, our results of operations, financial condition and the market value of our shares could be materially affected.

Our performance is largely dependent on recruiting and retaining key personnel.

Our current and future performance and business operations depend on the contributions of our Executive Team, and of our first-line managers, our engineers, technical crew and other employees. We rely on our ability to attract, train, motivate, and retain qualified and experienced administrative staff and specialists. No assurance can be given that we will be able to attract and retain personnel for key positions and replacing any of our key employees could prove difficult and time-consuming. The loss of the services and experience of any of our key employees, or our inability to recruit a suitable replacement or additional staff, could have a material adverse effect on our financial condition and operating results.

Risks Related to the Argentine and Mexican Economic and Regulatory Environments

Our business is largely dependent on economic and political conditions in Argentina.

Substantially all our operations and properties are located in Argentina. As a result, our business is largely dependent on the economic and political conditions prevailing in Argentina. Changes in economic, political, and regulatory conditions, as well as measures taken by the Argentine government, can have a significant impact on our operations and financial condition.

Argentine economic conditions depend on various factors, including: (i) balance of trade and, in particular, the international prices of major exported commodities, (ii) stability and competitiveness of the Argentine Peso against foreign currencies, (iii) competitiveness and efficiency of domestic industries and services, (iv) levels of domestic consumption, investment, and local and international financing, (v) consumer price and wholesale price inflation levels, (vi) changes in economic or fiscal policies implemented by the Argentine government, (vii) labor conflicts and strikes, (viii) the fiscal expenditure by the Argentine government and its ability to maintain fiscal balance, (ix) interest rates and wage and/or price controls, and (x) the level of unemployment, political instability, and social tensions.

Furthermore, the Argentine economy is particularly sensitive to fluctuations in the local political landscape. Legislative elections take place in Argentina every two years, resulting in the partial renewal of both chambers of Congress. The next legislative election is scheduled for October 2025. The outcome of these elections may lead to changes in government policies that could impact our business. We cannot assure whether such changes will occur or estimate their timing or potential effects on our operations and financial condition.

On December 10, 2023, Javier Milei took office as President of Argentina and pledged to implement significant economic reforms. Following his inauguration, the Argentine Executive Branch enacted Decree No. 70/2023, introducing measures aimed at reducing the size of the public administration, cutting public expenses, and deregulating the economy. On June 28, 2024, the Argentine Congress approved the Ley de Bases, which formally declares a state of public emergency in matters of administration, the economy, finance, and energy for one year, granting the Argentine Executive Branch a series of legislative powers. The Ley de Bases also introduced legal, institutional, and tax reforms affecting various sectors of the economy, including amendments to the Argentine Hydrocarbons Law. See “Item 4—Information on the Company—Industry and Regulatory Overview— Oil and Gas Regulatory Framework in Argentina—Ley de Bases.”

The amendments to the Argentine Hydrocarbons Law include: (i) building on the self-sufficiency paradigm of the Argentine Hydrocarbons Law to include maximization of economic profits, in order to foster new investments; (ii) the principle of non-intervention in hydrocarbon or refined product prices by the Argentine government; and (iii) the principle of freedom of oil and gas exports. This latter principle is subject to objection by the SdE on technical and economic grounds. In addition, the amendments introduced other changes, including limiting subsequent renewals of concessions, granting more discretionary powers to Provinces in setting royalties, expanding activities to include hydrocarbon processing, and introducing more flexible requirements for obtaining transportation authorizations.

Furthermore, on June 28, 2024, the Lower House of the Argentine Congress provided definitive approval for a fiscal reform (“Argentine Fiscal Reform”), successfully reincorporating the chapter on income tax and personal assets, previously rejected by the Argentine Senate. The Argentine Fiscal Reform was enacted and published in the Argentine Official Gazette (Boletín Oficial de la República Argentina) on July 8, 2024, effective from that date forward.

It is difficult to predict the social, political, or economic impact of the measures announced and implemented by the Argentine government as of the date of this annual report, as well as any future measures that may be introduced, and the outcome of the ambitious deregulation plan, which the Argentine Executive Branch intends to implement through Decree No. 70/2023, the Ley de Bases, and/or the Argentine Fiscal Reform. These measures could affect our financial situation and the results of our operations.

On August 22, 2024, the Argentine Congress approved a bill aimed at increasing public pensions. Subsequently, on September 12, 2024, the Argentine Congress approved another bill to increase funding for national public universities. However, President Milei vetoed both laws, issuing Decree No. 782/2024 on September 2, 2024, for the public pensions bill, and Decree No. 879/2024 on October 2, 2024, for the university funding bill, citing the failure of both bills to identify the fiscal resources needed to cover the additional expenditures. Since the current administration took office, its limited representation in the Argentine Congress has constrained its ability to promote or block legislation, requiring negotiations with the opposition on various aspects of each bill to secure their support. Concurrently, certain circumstances have led the opposition to unite and advance laws that the administration had previously publicly opposed. This political dynamic and the current administration’s lack of majorities in the Argentine Congress could lead to a situation where vetoes by the Executive are frequently used for various projects approved by the Argentine Congress, thereby creating political uncertainty and legal claims, thus affecting predictability and the Argentine investment climate in general. We cannot predict how this situation will evolve and whether it may negatively impact our operations and/or financial conditions.

Additionally, the Argentine economy is vulnerable to adverse events affecting its main trading partners. A continued deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of other important trading partners of Argentina, such as China or the United States, could have a significant adverse impact on Argentina’s trade balance and adversely affect Argentina’s economic growth, and therefore, could negatively impact our financial health and operating results. Furthermore, an increase in tariffs imposed on Argentine exports by Argentina’s most relevant trading partners, such as China, Brazil or the United States, or a significant depreciation of the currencies of our trading partners or competitors may negatively affect Argentina’s competitiveness and trade balance, and, consequently, negatively impact Argentina’s economic and financial condition and the results of our operations. See “Risks Related to Our Business and Industry—Changes in U.S. trade and other policies under the Trump administration may adversely impact our business, financial condition, and results of operations.”

Also, see “Item 4—Information on the Company—Industry and Regulatory Overview— Oil and Gas Regulatory Framework in Argentina—Ley de Bases.”

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to foster economic growth.

Over the past few years, Argentina has experienced financial distress, which has led to an increase in public debt. On January 28, 2022, the Argentine government and the International Monetary Fund (“IMF”) reached a consensus on pivotal policies as part of their ongoing discussions within the framework of an IMF-supported financing program. On March 17, 2022, the Argentine government approved an agreement with the IMF for a period of 30 months (“IMF Agreement”) to refinance US$44.0 billion of debt incurred between 2018 and 2019 under a stand-by agreement that was originally scheduled to be paid between 2021 and 2023. The IMF Agreement comprises ten quarterly reviews over a two-and-a-half-year period, with the objective of ensuring that the Argentine government complies with the targets set for each review period. Following each review, disbursements are made available. The repayment period for each disbursement is ten years, with a grace period of four and a half years, commencing in 2026 and concluding in 2034. On June 13, 2024, the IMF concluded its eighth review, after which the IMF disbursed approximately US$800 million to the Argentine government to support economic recovery, and rebuild fiscal and external reserves. As of the date of this annual report, the IMF has disbursed a total of over US$41.4 billion to the Argentine government in accordance with the terms of the IMF Agreement. On January 10, 2025, the IMF conducted an ex-post evaluation (“EPE”) of Argentina’s exceptional access under the IMF Agreement, which expired at the end of 2024. The EPE report concluded that the program’s design did not fully account for the scale of Argentina’s fiscal and balance of payments challenges, given the country’s complex economic conditions, the post-COVID recovery environment, and difficulties in securing government commitment to the program’s objectives. On March 11, 2025, the Argentine Executive Branch issued Decree No. 179/2025, approving a new 10-year agreement (“Extended Facilities Program”) to be entered into with the IMF. The primary purpose of the Extended Facilities Program is to refinance liabilities, including non-transferable treasury bills and the remaining amounts pending amortization under the current IMF Agreement. On March 19, 2025, the lower house of the Argentine Congress ratified Decree No. 179/2025, thereby giving final approval to the Extended Facilities Program. As of the date of this annual report, the Extended Facilities Program has not been executed.

We cannot assure that the Argentine government will meet the targets of the upcoming reviews of the IMF. Moreover, we cannot assure that the IMF’s conditions will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. We also cannot predict the impact of the implementation of the IMF Agreement on Argentina’s (and indirectly our) ability to access the international capital markets.

Despite the restructuring of Argentina’s public debt carried out between 2020 and 2023, international markets remain cautious with regards to Argentina’s debt sustainability and, as a result, country risk indicators remain high. In 2024, Argentina saw a decrease in country risk and an improvement in its sovereign debt rating. However, there can be no assurance that Argentina’s credit ratings will not be downgraded, suspended or cancelled in the future.

Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.

Without renewed access to the financial markets, the Argentine government may not have the financial resources to drive growth. In addition, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds in the amount of US$8.7 million as of December 31, 2024. Any new event of default by the Argentine government could adversely affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

Our operations are subject to extensive and evolving regulations in the countries in which we operate.

The oil and gas industry is subject to extensive regulation by federal, state, provincial and local governments in the jurisdictions where we operate. The Argentine and Mexican hydrocarbons industries are highly regulated by federal, provincial, and municipal governments, covering various aspects, including the award of exploration permits and exploitation concession, production and export restrictions, taxation, price controls, domestic market supply obligations and environmental matters. As a result, our business is significantly influenced by regulatory and political conditions prevailing in the countries in which we operate, as described below, and our results of operations may be materially and adversely affected by regulatory and political changes in these countries.

We cannot assure that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect the results of our operations. Similarly, we cannot assure you that future government policies, in the countries where we currently operate or might operate in the future, will not adversely affect the oil and gas industry.

Additionally, we cannot provide assurances that our oil and gas concessions will be extended in the future as a result of the review by the controlling entities regarding the investment plans presented for analysis or that additional requirements to obtain extensions of permits and concessions will not be imposed.

Moreover, we cannot provide assurances that the taxes, royalties and fees that regulate the oil and gas industry will not be increased in the future by municipal, provincial or federal governments, which could adversely affect our results of operations and financial condition, including our ability to service financial debt obligations.

There is also no assurance that regulations or taxes (including royalties) enacted by provincial or municipal governments will not conflict with federal law and regulations, and that such taxes or regulations will not adversely affect our results of operations or financial condition.

The Argentine and Mexican governments retain the authority to design and implement energy policies, which have previously included export restrictions, price controls, production incentives, and preferential policies for state-owned enterprises. In Argentina, the Argentine government has established in the past export restrictions on the free disposition of hydrocarbons and export proceeds, imposed duties on exports, and imposed price agreements among producers and refiners or create fiscal incentive programs to promote increased production. In Mexico, the Mexican government has pursued policies to increase state control over the energy sector, benefiting Pemex and CFE.

Additionally, Pemex is the sole offtaker of our oil and gas production from CS-01, our asset in Mexico. In the past, we have experienced delays in collecting the proceeds from these sales from Pemex. Even if we diligently monitor and manage this issue to ensure timely collection, this problem could continue going forward, and even worsen, which could stress the financial position of our Mexican operations.

Any such controversies, limitations or export restrictions or any other measures imposed by Argentine or Mexican authorities could have a material adverse effect on our future business, financial condition, results of operations, cash flows and/or prospects and as a consequence, the market value of our series A shares or ADSs may decline.

Measures adopted by the antitrust authority in Mexico could have a material adverse effect on our results and financial condition.

The COFECE is the antitrust authority in Mexico with jurisdiction over a number of sectors of the Mexican economy, including the oil and gas sector, and as such, has jurisdiction over the activities conducted by Vista. The Mexican government has granted COFECE broad powers to investigate and prosecute absolute monopolistic practices (cartel activity), relative monopolistic practices (abuse of dominance) and illegal concentrations, as well as to prevent concentrations which could have anticompetitive effects. Additionally, COFECE can determine the existence of essential facilities and regulate their access and identify barriers to entry and issue recommendations to federal, local and municipal authorities to eliminate such barriers and encourage competition. Therefore, many of our activities may be reviewed by COFECE and, in the case of equity transactions involving certain monetary and ownership thresholds, we may be required to notify COFECE of our intent to enter into such transactions and the consummation of such transactions may be subject to COFECE’s authorization in accordance with applicable Mexican laws. As a result, the closing of pending or future acquisitions of assets or common shares in the Mexican market may be subject to the satisfaction or waiver of customary closing conditions, including, among others, the authorization of COFECE. Completion of such transactions is not assured, and they will be subject to risks and uncertainties, including the risk that the necessary regulatory approvals are not obtained or that other closing conditions are not satisfied. If such transactions are not completed, or if they are otherwise subject to significant delays, it could negatively affect the trading prices of our common shares and our future business and financial results.

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

Moreover, on December 20, 2024, Mexican President Claudia Sheinbaum published a constitutional reform in the Mexican Federal Official Gazette (Diario Oficial de la Federación), providing for the dissolution of various entities, including COFECE, CRE and CNH. For additional context on the regulatory changes in Mexico concerning CRE and CNH, see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Mexico.” The reform anticipates that COFECE’s current functions will be transferred to a new authority. However, it will take effect 180 days after the Mexican Congress enacts new secondary legislation on economic competition or amends the existing competition law. Until such legislation is enacted, its impact on the oil and gas industry remains uncertain.

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

Volatility in the securities markets in emerging market countries, let alone stand-alone markets such as Argentina, as well as possible further increases in interest rates in the United States and other developed or emerging markets, may have a negative impact on the trading value of our securities and the conditions under which we can access international capital markets. Additionally, in stand-alone markets there is a risk of governmental restrictions that may limit investment, and a higher risk associated with political developments.

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

We could be subject to direct and indirect restrictions on exports under Argentine law.

Although the Argentine Hydrocarbons Law generally grants the right to export hydrocarbons, subject to non-objection by the SdE, and ensures that once export requirements are met, the right to export cannot be revoked (see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Ley de Bases”), the specific objection process is expected to be further defined through an SdE resolution. Additionally, hydrocarbons exports are allowed only if the volumes are not needed for the domestic market and are sold at reasonable prices. In the past, oil and gas companies have experienced export restrictions, limiting their ability to benefit from higher international prices when they exceed domestic prices in Argentina.

Even though the Ley de Bases approved changes to the Argentine Hydrocarbons Law to reduce restrictions on hydrocarbon exports (see “—Our business is largely dependent on economic and political conditions in Argentina”), an authorization from the Argentine government is still required to export hydrocarbons until above-mentioned SdE resolution is enacted. In the case of not obtaining oil export permits, our operations could be affected, as well as our revenues and financial results.

Until 2024, exports of crude oil and oil by-products in Argentina required prior registration in the Argentine Registry of Export Operations Agreements (Registro de Contratos de Operaciones de Exportación) and authorization by the SdE. The Ley de Bases modified the Argentine Hydrocarbons Law, establishing that producers of crude oil and oil by-products may freely export hydrocarbons and/or their derivatives, absent objection by the SdE. The effective exercise of this right is subject to the regulations issued by the Argentine Executive Branch, which, among other aspects, must consider: (i) the usual requirements related to the access of technically proven resources; and (ii) that the eventual objection of the SdE may only (a) be formulated within 30 days after the SdE acknowledges the export, and (b) must be based on technical or economic reasons related to the security of supply. Once said term has elapsed, the SdE may not raise any objection whatsoever.

On November 28, 2024, the Argentine Executive Branch issued Decree No. 1057/2024 to regulate the Ley de Bases, detailing export procedures and the maintenance of the Argentine Registry of Export Operations Agreements. The decree introduces an objection procedure for hydrocarbon exports, allowing the SdE to object within 30 business days based on technical-economic studies if supply security is affected. Specific grounds for objection include insufficient hydrocarbons, failure to demonstrate projected availability, inaccurate information, and significant changes in domestic market prices.

The principles of equality, reasonableness, proportionality, and non-discrimination must be observed, and the objection procedure is expected to be further detailed by an SdE resolution, replacing previous resolutions. We cannot predict when the SdE will issue such regulation and the nature of its content. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Ley de Bases.”

In addition, we cannot predict if restrictions on exports will be reintroduced, or whether future measures will be taken that adversely affect our ability to export and import gas, crude oil, or other products and, consequently, affect our financial condition, results of operations, and cash flows. For additional information, please see “Item 10—Additional Information—Exchange Controls.”

With respect to natural gas, Argentine Law No. 24,076 (“Natural Gas Law”) and the related regulations require that all domestic market needs be considered when authorizing long-term exports of natural gas. In this sense, the SdE may authorize export operations of natural gas surplus provided they are subject to interruption upon local supply shortages. In recent years, Argentine authorities have adopted certain measures which resulted in restrictions on the exports of natural gas from Argentina. Because of these restrictions, oil and gas companies have been forced to sell part of their natural gas production in the local market that was originally intended for the export market and have been unable in certain cases to comply wholly or partially with their export commitments.

Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to interested non-residents; (ii) restricting the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and convert all export proceeds from goods and services into Argentine Pesos through the foreign exchange market; (iv) limiting the transfer of securities into and from Argentina; (v) implementing taxes on certain transactions involving the acquisition of foreign currency; and (vi) restricting access (including, but not limited to, in connection with the term for making such payments) to the currency exchange market to pay for imports of goods and services. In the past, the BCRA established certain additional restrictions such establishing certain mandatory refinancing on U.S. Dollar-denominated debt.

Even though President Milei announced exchange controls would be lifted by year-end 2025, a detailed plan and the timing of such event have not been disclosed, and there can be no assurance that the BCRA will lift exchange controls in the near future, make modifications to these regulations, or even reimpose past restrictions or impose mandatory refinancing plans related to our indebtedness payable in foreign currency, establish more severe restrictions on currency exchange, or maintain the current Argentine Foreign Exchange Regulations or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Argentine Peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, import goods and services, which are needed for the execution of projects in the upstream and midstream sectors of the oil and gas industry and/or undermine our ability to pay interest and principal payments on the Notes.

Given the unpredictable nature of political and economic developments, there can be no assurance that more restrictive exchange controls and transfer restrictions than those currently in effect will not be imposed. In the event of a crisis or a period of political, economic and social instability in Argentina resulting in a material economic contraction, there is a risk that the current government may adopt radical changes to its economic, exchange and financial policies. Such measures may be implemented to preserve the balance of payments, protect the foreign exchange reserves of the BCRA, prevent capital flight, or address a significant depreciation of the Argentine Peso. These measures could include, among others, the mandatory conversion of U.S. Dollar-denominated obligations of Argentine resident legal entities into Argentine Pesos. The imposition of such restrictions, combined with external factors beyond the Company’s control, could materially impact the Company’s ability to make payments in foreign currency.

The extension of current exchange controls, or the implementation of stricter capital controls, could have an adverse impact on the Argentine government’s public finances, which could in turn have a detrimental effect on the Argentine economy and consequently on our business, operating results, and financial condition, including our ability to service financial debt obligations. For additional information, please see “Item 10—Additional Information—Exchange Controls.”

In addition, we cannot assure you that the Mexican government may not impose exchange controls or other confiscatory measures in the future.

The imposition of export duties and other taxes have adversely affected the oil and gas industry in Argentina and could adversely affect our results in the future.

In the past, the Argentine government has imposed duties on exports, including exports of oil and liquid petroleum gas products (e.g., among others, by means of the Solidarity Law and Decree No. 488/2020). Under the current regulation, export duties on crude hydrocarbons and/or natural gas are capped at 8%, when Brent crude oil price is above US$60/bbl. For Brent crude oil price below US$45/bbl the tax rate is 0%. Between US$45/bbl and US$60/bbl, the tax rate is linear between 0% and 8%.

An increase in export duties and taxes may have a material adverse effect on Argentina’s oil and gas industry and our results of operations. We produce exportable goods and an increase in export taxes would result in a reduction in our realization prices, our margins and our net income. We cannot guarantee the impact of those or any other future taxes and measures that might be adopted by the Argentine government on demand and prices for hydrocarbon products and, consequently, our financial condition and result of operations.

The impact of inflation in Argentina on our costs could have a material adverse effect on our results of operations.

Historically, inflation has materially undermined the Argentine economy and the Argentine government’s ability to create conditions that foster growth. In recent years, Argentina has experienced high inflation rates. The consumer price index published by the INDEC (Índice de Precios al Consumidor) (“CPI”) variation for the period from January 1, 2024 to December 31, 2024 was 117.8%.

In the past, loose monetary policy and persistent fiscal deficits have contributed to high levels of inflation. In response, prior Argentine governments have implemented various measures to monitor and control the prices of key goods and services. The current administration, under President Milei, has shifted the macroeconomic policy framework to prioritize the elimination of the fiscal deficit and a substantial reduction in monetary issuance. As a result, CPI growth has subsided, with a month-on-month increase of 2.2% in January 2025 and 2.4% in February 2024, equivalent to an annualized rate of approximately 32.9%. Notwithstanding this progress, if the value of the Argentine Peso is not fully stabilized through consistent fiscal and monetary policies, inflationary pressures may reemerge.

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

Inflation in Argentina has contributed to a material increase in our operating costs and new well costs over the past years, as part of the goods and services involved in such activities are denominated in Argentine Pesos, which leads to increases in unit costs measured in U.S. Dollars during periods when the Argentine Peso inflation rate is greater than the depreciation of the Argentine Peso against the U.S. Dollar.

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

The ability of the Argentine government to stabilize and maintain a stable foreign exchange market is uncertain. Fluctuations, or a continued depreciation, in the value of the Argentine Peso may adversely affect the Argentine economy, our financial condition and results of operations. While most of our revenues are denominated in U.S. Dollars, E&P players could be limited by the ability of refiners to pass through crude oil prices to the pump prices, which are denominated in local currency, in the event of significant increases in the Argentine Peso to U.S. Dollar exchange rate. A material depreciation of the Argentine Peso against the U.S. Dollar could negatively affect our average realized oil prices and financial performance, including our ability to service financial debt obligations, as well as the value of our ADSs.

Furthermore, an appreciation of the Argentine Peso in real terms affects the competitiveness of the economy, including the oil and gas sector, as it makes goods and services denominated in local currency more expensive in relative terms. This could increase our operating and capital expenditures, and negatively affect our financial performance. A significant appreciation in real terms of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Such appreciation could also have a negative effect on the growth of the economy and employment and reduce tax collection in real terms.

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

Historically, the Argentine government has adopted measures to directly or indirectly control the access of private companies and individuals to foreign trade and foreign exchange markets, such as restricting its free access and imposing the obligation to repatriate and sell in the foreign exchange market all foreign currency revenues obtained from exports. These regulations prevent and limit us from offsetting the risk derived from our exposure to the U.S. Dollar. Our business and operations in Argentina may also be adversely affected by measures adopted by the Argentine government to address inflation and promote sustainable macroeconomic growth.

A low economic growth rate and high inflation scenario could occur in the future as a result of the accumulation of macroeconomic imbalances in recent years, the Argentine government’s regulatory actions and difficult international economic conditions. We cannot give any assurance that the policies implemented by the Argentine government will not adversely affect our business, results of operations, financial condition, value of our securities and ability to meet our financial obligations.

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

Argentina

The Argentine Hydrocarbons Law is the main regulatory framework of the hydrocarbons industry, as it created a system of exploration permits and production concessions awarded by the state (federal or provincial, depending on the location of the resources), through which companies hold exclusive rights to explore, develop, exploit and take title of the production at the wellhead, in exchange for a royalty payment and adherence to the general taxation regime.

The Argentine Hydrocarbons Law, as amended, establishes that oil and gas exploitation concessions will have the following durations: (i) 25 years for conventional exploitation concessions, (ii) 35 years for unconventional exploitation concessions, and (iii) 30 years for offshore concessions, in each case, from the date of the resolution granting them.

Pursuant to the modifications introduced by Article 115 of the Ley de Bases, in new concessions, the federal or provincial executive branch, as appropriate, at the time of defining the terms and conditions, may determine other terms of up to a maximum of 10 additional years to those mentioned above, provided that such decision by the the federal or provincial executive branch, as appropriate, its well-founded and motivated. In no case may the terms be set in perpetuity. Concessions granted prior to the enactment of the Ley de Bases will continue to be governed by the terms established by the legal framework existing at the date of their approval.

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

Exploration permits and exploitation concessions provide a vested right that cannot be terminated without legal indemnification. Nonetheless, relevant provincial enforcement authorities are entitled to revoke these licenses in the event of a breach of the permit or concession conditions by the licensee (Section 80 of Law No. 17,319). Licensees can also partially or totally relinquish, at any time, the acreage of a permit or concession. If an exploration permit is relinquished, the licensee will be bound to pay any investment amounts committed and not fulfilled (Sections 20 and 81 of the Argentine Hydrocarbons Law).

The Ley de Bases introduced amendments to the Argentine Hydrocarbons Law, with respect to oil and gas concessions. Among the main points modified by the Ley de Bases, it is provided that the request for subdivision of the area for the conversion of conventional to unconventional concession will only be available until December 31, 2028, and its term will only be 35 years, without extensions.

It is not possible to ensure what effects these amendments to the Argentine Hydrocarbons Law will have on the concessions granted to companies in Argentina (including our concessions) nor when we will be able to see the effects of these modifications. Therefore, we cannot predict what effects the Ley de Bases will have on our concessions, and consequently, on our operational performance and, therefore, our financial condition, operating results, and cash flows.

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

Mexico

Our E&P license contract is valid for 30 years and may be renewed for up to two additional periods of up to five years each, subject to the terms and conditions set out in the contract. The power and authority to extend the term of existing and future contracts lies with the SENER. Under the existing contracts, for an E&P license contract to be eligible for an extension, the developer must (i) be in compliance with the terms of such contracts, (ii) submit an amendment proposal to the development plan and (iii) commit to maintain ‘sustained regular production’ throughout each extension.

No assurance can be given that our contracts will be renewed in the future by the SENER (or any substitute authority thereto) based on the investment plans submitted to that effect, that such authority will not impose additional requirements for the renewal of such contract, or that we will continue to have a good business relationship with the new and future administrations.

For additional context on the regulatory changes in Mexico concerning the CNH, see “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Mexico.”

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations.

The effects of a global economic crisis on our customers and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business financial condition and results of operations. The financial and economic situation in Argentina, Mexico or in other countries in Latin America, may also have a negative impact on us and third parties with whom we do, or may do, business. See “—The Argentine economy can be adversely affected by economic developments in the global financial markets, and by more general contagion effects from other financial markets, which could have a material adverse effect on Argentina’s economic growth.”

The Argentine economy can be adversely affected by economic developments in the global financial markets, and by more general contagion effects from other financial markets, which could have a material adverse effect on Argentina’s economic growth.

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crises and market conditions in other markets worldwide. Global economic instability such as uncertainty about global trade policies, sharp drops or increases in commodities prices, the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, the withdrawal of the United Kingdom from the European Union (Brexit), geopolitical tensions between the United States and a number of foreign countries, the ongoing conflict between Russia and Ukraine, and more recently between Israel, Iran and Hamas, and China and Taiwan, decisions by the OPEC and other non-OPEC oil-producing nations with respect to oil production quotas, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, could impact the Argentine economy and jeopardize Argentina’s ability to correct its existing macro imbalances, among others. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a contagion effect in which an entire region or class of investment is disfavored by international investors.

Consequently, there can be no assurance that the Argentine economy and securities markets will not be adversely impacted by events affecting the world, a particular region, developed economies, emerging markets or any of Argentina’s major trading partners, which could in turn adversely affect our business, financial condition and results of operations, and the market value of our ADSs. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and, consequently, adversely affect Argentina’s economy and our financial condition and results of operations, including our ability to service financial debt obligations.

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

Recognizing that failing to address these issues could increase the risk of political instability, distort decision-making processes, and negatively affect Argentina’s international reputation and its ability to attract foreign investment, the Argentine government has announced several measures aimed at strengthening Argentine institutions and reducing corruption. These measures include reducing criminal sentences in exchange for cooperation with the government in corruption investigations, greater access to public information, the restitution to the state of assets from corrupt officials, increasing the powers of the Anti-Corruption Office, presenting a draft of a new public ethics law, among others. The Argentine government’s ability to implement these initiatives is uncertain, as it would be subject to independent judicial review, as well as legislative support from opposition parties.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment. In turn, this could impact our ability to attract new investors to our Company, which could affect our financial condition and the market value of our ADSs.

The Argentine government owns the hydrocarbons reserves located in the subsoil in Argentina.

The Argentine Hydrocarbons Law provides that liquid and gaseous hydrocarbon deposits located in the territory of the Argentina and in its continental shelf belong to the Argentine government, either at the federal or provincial level, depending on the location of such deposits. See “Item 4—Information on the Company—Property, Plant and Equipment.” However, the E&P of oil and natural gas are conducted through exploration permits and exploitation concessions granted by the federal or provincial government, as applicable, to public and private companies. Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Argentine government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional E&P rights in Argentina. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina.”

Economic conditions and government policies in Mexico and elsewhere may have a material impact on our operations.

A deterioration in Mexico’s economic condition, social instability, political unrest, changes in governmental policies, or other adverse social developments in Mexico could adversely affect our business and financial condition. Those events, including changes in energy policy and regulation, could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain financing. Additionally, the Mexican government has announced several budget cuts in the past in response to declines in international crude oil prices. Any new budget cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

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

As of the date of this annual report, Movimiento de Regenaracion Nacional (Morena), the political party of Mexican President Claudia Sheinbaum, holds a majority of seats in the Mexican House of Representatives (Cámara de Diputados) and holds the largest number of seats in the Mexican Senate (Senado de la República) relative to any other party. In recent years, the Mexican Executive Branch and Congress have applied significant pressure on the Judicial Branch, particularly on Mexico’s Supreme Court of Justice. This concentration of power, along with any political or economic changes resulting from these developments, could have a negative impact on our business, financial position, or operating results.

On September 15, 2024, a constitutional reform was enacted in Mexico, introducing significant changes to the judicial system, including the popular election of judges, magistrates, and Supreme Court justices. The Mexican Judicial Reform (as defined below) has led to nationwide judicial strikes, disrupting judicial proceedings and potentially causing delays in litigation and contract enforcement. These developments create regulatory uncertainty that may impact our business operations and legal protections in Mexico. For additional context on the regulatory changes in Mexico, see “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Mexico.”

Economic conditions in Mexico are closely linked to the economic conditions in the United States due to the countries’ geographic proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement (NAFTA). As a result, political and economic developments in the United States, including but not limited to the recent developments regarding tariffs imposed by the United States on imports from Mexico, can also have an impact on the exchange rate between the U.S. Dollar and the Mexican Peso, economic conditions in Mexico and the global capital markets.

The administration of U.S. President Donald Trump has introduced significant changes in trade policies, including the imposition of new tariffs on imports from Canada, Mexico, and China, with additional measures under consideration. For more information on changes in U.S. trade and oder policies, and their impact, see “Risks Related to Our Business and Industry—Changes in U.S. trade and other policies under the Trump administration may adversely impact our business, financial condition, and results of operations.” These tariffs, along with potential retaliatory actions by these and other countries, could disrupt global trade flows, and increase operational costs for companies reliant on international supply chains.

Additionally, on January 20, 2025, President Trump issued an executive order directing the U.S. Secretary of State to recommend the designation of certain international cartels and transnational criminal organizations as FTOs and SDGTs. The U.S. Department of Justice subsequently issued memoranda prioritizing enforcement actions against cartels and transnational criminal organizations, including those operating in Mexico. These designations may impose additional compliance and operational challenges for companies, like ours, with activities in Mexico.

Other events and changes, and any political and economic instability in Mexico, could have a material adverse effect on the country’s economy. The extent of such an impact cannot be accurately predicted. We cannot provide any assurances that political developments in Mexico will not adversely affect the Mexican economy or the oil and gas industry and, in turn, our business.

The Mexican nation owns the hydrocarbons reserves located in the subsoil in Mexico.

The Mexican Constitution provides that the Mexican nation, and not us, owns all petroleum and other hydrocarbon reserves located in the subsoil in Mexico. Article 27 of the Mexican Constitution provides that the Mexican government will carry out E&P activities through contracts with third parties or allocations awarded to State Public Enterprises (empresas públicas del Estado). The Mexican Hydrocarbons Law, under which the license agreement for the block CS-01 was executed and is governed, allowed us and other oil and gas companies to explore and extract the petroleum and other hydrocarbons reserves located in Mexico, subject to the entry into agreements pursuant to a competitive bidding process. After the repeal of the Mexican Hydrocarbons Law, the Mexican Hydrocarbons Sector Law stipulates that the SENER may exceptionally enter into agreements for the exploration and extraction of petroleum and other hydrocarbons, subject to a competitive bidding process. Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be materially and adversely affected if the Mexican government were to restrict or prevent us from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to us or if we are unable to compete effectively with other oil and gas companies in future bidding rounds for additional E&P rights in Mexico.

For additional context on the regulatory changes in Mexico, see “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Mexico.”

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

We are subject to risks related to a certain joint and several tax liability provision in Mexico, by means of which Vista could be held as jointly and severally liable in connection with any income tax amounts arising from the transfer of its shares between foreign residents without a permanent establishment in Mexico, if such transactions are not reported to the Mexican tax authorities.

The Mexican government approved and published a tax provision in the Mexican Federal Official Gazette whereby from January 1, 2022, Mexican resident companies may be joint and severally liable for the taxes triggered by non-Mexican tax residents on the sale or disposition, to another non-Mexican tax resident party, of their shares or securities representing property of assets, issued by such companies, if the relevant Mexican resident company fails to provide certain information in respect of certain dispositions or sales to the Mexican tax authorities and the non-Mexican seller fails to comply with the obligation to pay the relevant tax. Given the mechanisms and procedures inherent to stock exchanges, including the volume of trading in the NYSE, Mexican companies, including us, have practical challenges in identifying and tracking the sale or disposition of the ADSs held by our investors, irrespective of them being Mexican or non-Mexican tax resident. Therefore, if the non-Mexican resident fails to pay taxes triggered on the sale and we fail to comply with the abovementioned information obligation, the tax authorities may assess joint and several liability on the Company for any unpaid taxes derived from the disposition or sale of the ADSs conducted by non-Mexican residents to another non-Mexican resident where certain requirements set forth in the Mexican Tax Law and its regulations are not complied with for such sale or disposition of ADSs to be exempt in Mexico. This potential assessment could have an adverse effect on our business, equivalent to the joint and several liability of the unpaid taxes.

However, Vista has appealed the tax provision through an amparo proceeding, seeking an exemption from the obligation to provide the relevant information and, as a result, to avoid being subject to joint and several tax liability. Vista obtained a favorable final decision from a Collegiate Court (Tribunal Colegiado) pursuant to binding precedent from the Second Chamber of the Mexican Supreme Court of Justice established in docket A.R. 528/2022. As a result, Vista is now only required to submit the notice concerning the share ownership of the parties referred to in Section 49 Bis 2 of the Circular Única de Emisoras and is not obligated to report share transfers carried out between non-residents.

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

In April 2018, we adopted our Long-Term Incentive Plan (“Plan”) with the purpose of attracting and retaining talented individuals as officers, directors, employees, and consultants who are critical to our success, incentivizing their performance, and aligning their interests with ours. Under the Plan, our Board of Directors is authorized to grant restricted series A shares or ADSs (“Restricted Stock”) and options to purchase our series A shares or ADSs (“Stock Options”) to our officers, directors, employees, and consultants. We reserved 8,750,000 series A shares, issued on December 18, 2017, for the implementation of the Plan. Additionally, the series A shares repurchased by the Company through our buy-back program may be allocated to the Plan.

The vesting of series A shares reserved for the Plan (or the allocation of series A shares repurchased by the Company through our buy-back program) could result in immediate dilution to our existing shareholders and may also have a dilutive effect on our earnings per share. If all series A shares currently reserved for the Plan, in addition to all shares repurchased through the ongoing buy-back program, were to become outstanding, our issued and outstanding share capital would increase by 3.7%, from 95,285,451 series A shares outstanding as of December 31, 2024, to 98,781,026 series A shares. See “Item 6—Directors, Senior Management and Employees—Long-Term Incentive Plan.”

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

Pursuant to the Argentine Foreign Exchange Regulations imposed by the BCRA, companies resident in Argentina may only have access the foreign exchange market to purchase foreign currency and transfer it abroad for the payment of profits and dividends to non-resident shareholders, if certain conditions are met and/or they have the prior approval of the BCRA. Although only Vista Argentina’s dividends are subject to the restrictions imposed by the BCRA, such restrictions may affect our ability to pay dividends or complete share buybacks because the main source of cash generation is in Argentina.

There can be no assurance that the BCRA will not increase or relax such controls or restrictions, make modifications to these regulations, establish more severe restrictions on currency exchange, or maintain the current Foreign Exchange Regulations or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Argentine Peso, all of which could undermine our ability to pay dividends to foreign shareholders and to distribute all the net cash flow generated in the form of dividends or buybacks. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and our business, financial condition and results of operations. See “Item 10—Additional Information—Exchange Controls” for additional information.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to achieve and maintain effective internal controls over financial reporting, implement required new or improved controls, or difficulties encountered in their implementation could result in our failure to meet our reporting obligations, which in turn could have a material adverse effect on our business and our common shares or the ADSs. In addition, any testing by us or any subsequent testing by our independent registered public accounting firm conducted in connection with Section 404 of the SOX, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our audited financial statements. Confidence in the reliability of our audited financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our common shares or the ADSs.

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

We are required to comply with various regulatory and reporting requirements, including those required by the Commission and the CNBV. Complying with these reporting and regulatory requirements is time consuming, resulting in increased costs to us or other adverse consequences. As a public company, we are subject to the reporting requirements of the Exchange Act, and the requirements of the SOX, in addition to the existing disclosure requirements by the Mexican Securities Market Law and CNBV rules. These requirements may place a strain on our systems and resources. The Exchange Act rules applicable to us as a foreign private issuer requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNBV rules require that we make annual and quarterly filings and that we comply with disclosure obligations including current reports. The SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, we have ceased to be an emerging growth company and are therefore no longer able to take advantage of certain exemptions from various requirements applicable to other public companies that are emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the SOX. As such, our independent registered public accounting firm is now required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

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

Our principal executive offices are located at Torre Mapfre, 18th Floor, 243 Paseo de la Reforma Avenue, Colonia Renacimiento, Alcaldía Cuauhtémoc, Mexico City, 06600, Mexico. Our telephone number at this location is +52 (55) 1555-7104. Our website is http://www.vistaenergy.com. Information contained on, or accessible through, this website is not incorporated by reference in, and will not be considered part of, this annual report. The Securities and Exchange Commission (“SEC”) maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Recent Developments

Corporate Reorganization

On December 20, 2024, the Board of Directors of Vista Argentina, Aleph Midstream, and Vista Holding VII S.A.U., along with the management (Gerencia) of AFBN, approved a preliminary merger agreement (“Preliminary Agreement”), pursuant to which the latter three entities will be absorbed by and merged into our subsidiary Vista Argentina, as the surviving entity (“Merger”). The Preliminary Agreement establishes January 1, 2025, as the effective date of the Merger. The Merger has been undertaken for intragroup corporate reorganization purposes.

For Argentine tax purposes, as provided in Section 80 of the ITL (as defined below), the effective date of a merger determines the date from which the entities are considered to be operating jointly.

For Argentine corporate law purposes, a merger becomes effective only upon its registration with the public registry. As of the date of this annual report, the Merger has not yet been registered with the public registry. Upon registration, the effective date for Argentine corporate law purposes will be determined, and Vista Argentina will consolidate all assets and operations of AFBN, Aleph Midstream, and Vista Holding VII S.A.U.

Additionally, under the Argentine General Companies Law No. 19,550 (Ley General de Sociedades), the Preliminary Agreement remains preliminary because it does not yet include the approval of the consolidated and individual financial statements of the merged entities, which must be approved jointly with the pre-merger agreement. As of the date of this annual report, the execution of the pre-merger agreement between Vista Argentina, AFBN, Aleph Midstream and Vista Holding VII S.A.U. and the approval of the related merger financial statements remain pending. According to Section 83 of the Argentine General Companies Law, a pre-merger agreement must be approved, which includes the approval of the financial statements mentioned above (“Pre-Merger Agreement”). This Pre-Merger Agreement was approved by the Board of Directors of all four entities on March 28, 2025, including the approval of consolidated merger financial statements with a cut-off date of December 31, 2024. Additionally, under the Argentine General Companies Law, the Pre-Merger Agreement must be approved by the shareholders’ meetings of the involved entities. The shareholders’ meetings of Vista Argentina, AFBN, Aleph Midstream, and Vista Holding VII S.A.U. have been scheduled for April 28, 2025.

Consequently, while Vista Argentina, AFBN, Aleph Midstream, and Vista Holding VII S.A.U. are currently operating jointly, the Merger remains subject to the satisfaction of certain conditions precedent, including the execution of the pre-merger agreement and its registration with the public registry.

Addition of a New Member to the Management Team

Effective January 14, 2025, Matías Weissel has been appointed as Chief Operations Officer of Vista, replacing Juan Garoby, who has transitioned to the role of Chief Technology Officer. Mr. Weissel has served as Vista Argentina’s Operations Manager since January 2023 and has been with the Company since the commencement of operations in April 2018. Mr. Garoby has held the position of Chief Operations Officer since August 2017 and has been involved with the company since its incorporation on March 22, 2017.

Farm-out Agreements

On December 16, 2024, Vista Argentina agreed to the assignment of Trafigura’s interest in the Farm-out Agreements (as defined below), to Vista Argentina, effective January 1, 2025 (“Trafigura Agreement”). Since effectiveness, Vista Argentina holds rights to 100% of the production from the pads subject to the Trafigura Agreement. Under the Trafigura Agreement, Vista Argentina will pay Trafigura US$128 million in 48 consecutive monthly installments through December 2028.

Additionally, Vista Argentina and Trafigura entered into a crude oil marketing agreement, effective from January 1, 2025, to December 31, 2028, pursuant to which Vista Argentina will sell 10,000 m³ of crude oil per month to Trafigura. The amounts payable by Trafigura under the crude oil marketing agreement will be offset against Vista Argentina’s obligations under the Trafigura Agreement.

As of December 31, 2024, the Trafigura Agreement had no accounting impact on the consolidated financial statements.

For more information on the Farm-out Agreements, see “ —Business Overview—Argentina—Concessions.”

BUSINESS OVERVIEW

We are an independent Latin American, shale oil-focused company operating since April 4, 2018, with our main assets located in the Vaca Muerta play in the Neuquina basin, Argentina. Vaca Muerta is the largest shale oil and gas play under development outside North America, where we have rights to develop approximately 205,600 acres. We are also the holders of one conventional producing asset in Mexico. Most of our production and revenues, our ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including our currently producing Vaca Muerta wells.

We seek to generate strong returns for our shareholders based on the following key value drivers:

Deep, ready-to-drill, short-cycle well inventory. Our growth plan is based on developing our inventory of approximately 1,150 wells in Vaca Muerta, out of which 550 well are in Bajada del Palo Oeste, 150 in Bajada del Palo Este, 150 in Aguada Federal, 150 in Bandurria Norte, 100 in Águila Mora and 50 in Coirón Amargo Norte. Additionally, as of December 31, 2024, the number of cumulative shale wells we had tied-in increased to 117 in Bajada del Palo Oeste, 17 in Bajada del Palo Este, 13 wells in Aguada Federal and two wells in Águila Mora, for a total of 149 cumulative shale wells tied-in in Vaca Muerta. This activity boosted our production to 85.3 Mboe/d during the fourth quarter of 2024. Our proved certified reserves increased to 375.2 Mboe as of December 31, 2024.

Peer-leading operating performance. We believe the productivity of our wells reflects the quality of our Vaca Muerta acreage and our of operational capabilities, in line with the highest efficiency and safety standards. As of December 31, 2024, the cumulative production of the average Vista well after 720 days on production (represented by the wells in pads BPO-1 to BPO-14) was performing 6% above our Bajada del Palo Oeste type curve. This performance places our wells among the best in Vaca Muerta. In addition, the dilution of fixed costs as we increase production and our rebased cost structure following our decision to focus on shale oil have led to a decrease in lifting costs from US$13.9/boe in 2018 to US$4.6/boe in 2024.

Robust balance sheet and financial performance. Based on a benchmarking analysis against peers in the Argentine, Latin American and U.S. shale energy spaces, we believe we are a Company with a history of comparatively low debt leverage ratios, high Adjusted EBITDA Margins and high ROACE. Cash and cash equivalents at the end of 2024 was US$764.3 million. During the year 2024, net income for the year totaled US$477.5 million. The Adjusted EBITDA for 2024 was US$1,092.4 million resulting in an Adjusted EBITDA Margin of 65%. Additionally, net leverage ratio as of December 31, 2024, was 0.63x Adjusted EBITDA and ROACE was 24% for 2024.

ESG-focused culture. We aim to develop our business in a sustainable way. We aspire to reduce our operating scope 1 and 2 GHG emission intensity by more than 80% to 7 kgCO2e/boe in 2026, compared to 39 kgCO2e/boe in 2020. During 2024, we reduced the intensity of scope 1 and 2 GHG emissions by 44% year-over-year, from 15.6 kgCO2e/boe to 8.8 kgCO2e/boe. We are also executing a portfolio of NBS projects through our subsidiary Aike, in Argentina. By 2026, we expect to have generated enough carbon credits through our NBS projects to offset the residual emissions from our operations, thereby becoming net zero in scope 1 and 2 GHG emissions.

Safety is a bedrock of our Company, and we aim to operate with the highest oil and gas industry standards in accordance with the International Association of Oil and Gas Producers (“IOGP”) and the global oil and gas industry association for environmental and social issues (“IPIECA”). In 2024, we had a TRIR of 0.6 which was below 1.0 for the fifth consecutive year. Furthermore, in 2024 we recorded no major oil spill incidents. For further information on ESG matters, see “ —ESG Matters.”

Our Operations

The following map illustrates the location of our concessions in Argentina as of the date of this annual report(1) :

(1)	Acambuco concession and assets transferred to Aconcagua (effective on March 1, 2023), not shown on this map.

As of December 31, 2024, our portfolio of assets included six operated blocks in Vaca Muerta (holding approximately 205,600 net shale oil acres), one operated conventional block in Mexico and one non-operated conventional block in Argentina. Additionally, effective March 1, 2023, Vista transferred the operatorship of six conventional blocks to Aconcagua. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

During 2024, our average daily production was 69.7 Mboe/d. Additionally, as of December 31, 2024, our total proved reserves were 375.2 MMboe, of which 86% consisted of oil and 97% of which were located in Argentina. During the fourth quarter of 2024, our total production was 85.3 Mboe/d and our shale production was 80.1 Mboe/d. We were the third largest oil operator in Argentina, and the second largest in Vaca Muerta, according to the SdE.

The following table presents information on our concessions as of the date of this annual report, and estimated reserves and production as of December 31, 2024:

Block	Gross acres	Net acres		Interest	Operator	Net proved reserves as of Dec. 31, 2024 (MMboe)	Average net production for the year ended Dec. 31, 2024 (Mboe/d)	Concession Expiration
Argentina
Neuquina Basin
Bajada del Palo Oeste	62,641	62,641		100%	Vista	242.26	52.8	2053
Bajada del Palo Este	48,853	48,853		100%	Vista	73.37	6.4	2053
Aguada Federal	24,058	24,058		100%	Vista	45.09	4.8	2050
Águila Mora	23,475	21,128		90%	Vista	0.52	0.9	2054
Bandurria Norte	26,404	26,404		100%	Vista	—	0.0	2050
Entre Lomas Río Negro	83,349	—	(2)	— (2)	Aconcagua	1.97	1.7	2036
Jagüel de los Machos	48,359	—	(2)	— (2)	Aconcagua	0.76	1.0	2035
25 de Mayo–Medanito SE	32,247	—	(2)	— (2)	Aconcagua	0.62	0.8	2036
Entre Lomas Neuquén	99,665	—	(2)	— (2)	Aconcagua	0.23	0.5	2026
Charco del Palenque	47,963	—	(2)	— (2)	Aconcagua	0.10	—	2034
Jarilla Quemada (1)	47,617	—	(2)	— (2)	Aconcagua	0.03	0.1	2040
Coirón Amargo Norte	26,598	22,508		84.6%	Vista	—	0.1	2037
Noroeste Basin
Acambuco	293,747	4,406		1.5%	Pan American	0.52	0.1	2036/2040
Mexico
CS-01	14,332	14,332		100%	Vista	9.75	0.6	2047

(1)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(2)	Assets transferred to Aconcagua, effective on March 1, 2023. See “—Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta

On February 23, 2023, Vista announced a two-phase transaction (“Conventional Assets Transaction”) between Vista Argentina and Petrolera Aconcagua Energía S.A. (“Aconcagua”) to increase its focus on its shale oil operations in Vaca Muerta and strengthen shareholder returns.

Under the terms of the Conventional Assets Transaction, effective March 1, 2023:

(i)

Aconcagua became the operator of the following exploitation concessions in the Neuquina Basin located in Argentina: Entre Lomas, located in the Province of Neuquén, and Entre Lomas, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo–Medanito, located in the Province of Río Negro (“CAT Exploitation Concessions”). Additionally, Aconcagua became the operator of the following transportation concessions: the Entre Lomas gas transportation concession, the Jarilla Quemada gas transportation concession, and the 25 de Mayo–Medanito crude oil transportation concession (“CAT Transportation Concessions,” and together with the CAT Exploitation Concessions, the “CAT Concessions”);

(ii)	Aconcagua paid Vista US$26.47 million in cash (US$10.00 million paid on February 15, 2023, US$10.73 million paid on March 1, 2024, US$5.73 million paid on February 28, 2025);

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

(v)

Vista Argentina has the right to purchase from Aconcagua up to Aconcagua’s 60% share of the natural gas produced by the CAT Exploitation Concessions at a price of US$1 per million Btu until the final closing date on February 28, 2027;

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

(viii)

Vista Argentina and Aconcagua have signed an agreement whereby Vista Argentina will treat and transport 100% of the crude oil produced in the CAT Exploitation Concessions (except for 25 de Mayo–Medanito and Jagüel de los Machos) until the expiration of the concession titles (including the potential 10-year extension); and

(ix)

Vista Argentina remains concession title holder until no later than the final closing date on February 28, 2027, when the CAT Concessions will be transferred to Aconcagua, subject to provincial approvals.

The Entre Lomas crude oil transportation concession, which includes an oil treatment plant geographically located in the Entre Lomas Río Negro concession and a net book value of US$20 million as of December 31, 2022, was excluded from the Conventional Assets Transaction.

In December 2024, Vista Argentina and Aconcagua entered into an amendment to the terms of the Conventional Assets Transaction, effective October 1, 2024, that included the transfer of ownership of the 60% share of the natural gas produced by the CAT Exploitation Concessions from Aconcagua to Vista Argentina. Under the original agreement, this share in natural gas production was held by Aconcagua and sold to Vista at a fixed price of US$1 per million Btu. As a result of the amendment, starting on October 1, 2024, Vista Argentina retains (a) 40% of crude oil production and reserves and (b) 100% of natural gas, liquefied petroleum gas, gasoline, and condensate production and reserves, in both cases with respect to the CAT Exploitation Concessions.

Vaca Muerta Sur Project

On December 16, 2024, Vista Argentina announced its participation as a shareholder in VMOS S.A. (“VMOS”), alongside YPF, Pampa Energía S.A., and Pan American Sur S.A., in connection with the Vaca Muerta Sur Project. Between December 20, 2024 and March 7, 2025, Pluspetrol S.A., Chevron (through two subsidiaries), Shell (through two subsidiaries) and Gas y Petróleo del Neuquén S.A. also confirmed their participation as shareholders in VMOS (collectively, the “VMOS Shareholders”).

On December 13, 2024, Vista Argentina, YPF, Pampa Energía S.A., and Pan American Sur S.A. unanimously approved the construction of the Vaca Muerta Sur crude oil export pipeline (“VMOS Project”). The VMOS Project is expected to span approximately 437 kilometers and will include a loading and unloading terminal with interconnected monobuoys, as well as a tank and storage yard.

The VMOS Project is expected to have an initial transportation capacity of up to 550,000 bbl/d during commercial operations, with the potential to expand to 700,000 bbl/d if required (“VMOS Project Expansion”). According to the current construction schedule, commercial operations are expected to commence in the second half of 2027. The VMOS Shareholders have committed an aggregate volume of approximately 450,000 bbl/d of capacity.

The estimated total investment required for the VMOS Project is approximately US$3 billion, which is expected to be financed through capital contributions from the VMOS Shareholders and third-party financing to be secured by VMOS during 2025.

Vista Argentina holds a minority equity interest in VMOS and has secured firm transportation, storage, and dispatch capacity in the VMOS Project for 50,000 bbl/d, with an option to increase its capacity allocation in the event of the VMOS Project Expansion.

VMOS intends to develop the VMOS Project under the “Incentive for Large Investments Framework” (“RIGI” for its acronym in Spanish), in accordance with the provisions of the Ley de Bases, Decree No. 794/2024, and other applicable Argentine regulations. On March 20, 2025, the VMOS Project was approved under RIGI and, therefore, classified as a “strategic long-term export project.”

Additionally, on December 13, 2024, Vista Argentina entered into a firm crude oil transportation agreement with VMOS under the terms of Decree No. 115/2019, securing the terms and conditions for the transportation, storage, and dispatch of crude oil.

Main Subsidiaries

Vista Energy Argentina S.A.U.

Vista Energy Argentina S.A.U. (formerly “Vista Oil & Gas Argentina S.A.,” and prior thereto “Petrolera Entre Lomas S.A.”) is an Argentine company with offices in Buenos Aires and Neuquén. As of December 31, 2024, Vista Argentina held working interests in the following concessions: (i) 100% working interest in the exploitation concessions Bajada del Palo Oeste and Bajada del Palo Este, located in the Province of Neuquén, (ii) 84.62% working interest in the exploitation concession Coirón Amargo Norte, located in the Province of Neuquén, (iii) 50% working interest in the Aguada Federal and Bandurria Norte unconventional exploitation concessions, located in the Province of Neuquén, (iv) 90% working interest in the unconventional exploitation concession Águila Mora, located in the Province of Neuquén, and (v) 1.50% non-operating working interest in the exploitation concession Acambuco, located in the Province of Salta, operated by Pan American Energy LLC (Argentine Branch) (“Pan American”). As a result of the Conventional Assets Transaction, Vista Argentina transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.” As of December 31, 2024, Vista Argentina had 488 direct employees.

Vista Energy Holding I, S.A. de C.V.

Vista Energy Holding I, S.A. de C.V. (formerly, “Vista Oil & Gas Holding I, S.A. de C.V.”) is a Mexican company with administrative offices in Mexico City incorporated for purposes of, among other things, participating as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. As of December 31, 2024, it held a 100% interest in Vista Argentina and a 100% indirect interest in AFBN, S.R.L., Aluvional S.A. and Aleph Midstream. As of December 31, 2024, Vista Holding I had no employees.

Vista Energy Holding II, S.A. de C.V.

Vista Energy Holding II, S.A. de C.V. (formerly, “Vista Oil & Gas Holding II, S.A. de C.V.”) is a Mexican company with administrative offices in Mexico City incorporated for purposes of exploring and extracting hydrocarbons in Mexico, as well as to participate as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. It is the holder of 100% working interests in the CS-01. As of December 31, 2024, Vista Holding II had 14 employees.

AFBN, S.R.L.

AFBN, S.R.L. (formerly, “ConocoPhillips Argentina Ventures S.R.L.”) (“AFBN”) is a company organized and existing under the laws of Argentina dedicated to the E&P of hydrocarbons and the commercialization of oil, natural gas and NGL. As of December 31, 2024, it held a 50% non-operated working interest in the Aguada Federal and Bandurria Norte unconventional exploitation concessions, both in the Neuquina Basin. As of December 31, 2024, AFBN had no direct employees. Vista Holding I holds a 4.31% direct interest in AFBN. The remaining interest is held by Vista Argentina with 14.80% and Vista Holding VII S.A.R.L with 80.89%, the latter being a wholly-owned legal entity. As of the date of this annual report, AFBN is in the process of being merged into our subsidiary Vista Argentina. The Preliminary Agreement establishes January 1, 2025, as the effective date of the Merger. For information regarding the merger of AFBN into Vista Argentina, please see “—Recent Developments—Corporate Reorganization.”

Aleph Midstream S.A.

Aleph Midstream S.A. (“Aleph Midstream”) is a company organized and existing under the laws of Argentina that commenced operations in August 2019 as a player focused on providing gathering, processing and midstream services for oil and gas production in the Neuquina Basin. As of December 31, 2024, Aleph Midstream had no direct employees. As of December 31, 2024, Vista Holding I held a 100% direct interest in Aleph Midstream.

As of the date of this annual report, Aleph Midstream is in the process of being merged into Vista Argentina. The Preliminary Agreement establishes January 1, 2025, as the effective date of the Merger. For information regarding the merger of Aleph Midstream into Vista Argentina, please see “—Recent Developments—Corporate Reorganization.”

Aluvional S.A.

Aluvional S.A. is a company organized and existing under the laws of Argentina dedicated to the extraction of sand, stone, pebbles, granitic and/or calcareous materials and other natural resources that are used for the hydraulic stimulation of unconventional oil and gas exploitation in the Provinces of Neuquén, Río Negro, Mendoza, and La Pampa. Aluvional S.A. holds 10-year term concessions of 15 quarries of siliceous sand, all of them located in the Province of Río Negro, and certain additional assets in the Province of Neuquén. Vista Holding I holds a 95% direct interest in Aluvional S.A. The remaining 5% interest is held by Vista Argentina. As of December 31, 2024, Aluvional S.A. had 16 employees.

Argentina

Overview

During the year ended December 31, 2024, our production was concentrated in the Neuquina Basin, mostly in our development hub in Vaca Muerta.

We have approximately 205,600 net acres located in the Vaca Muerta shale oil formation in six concessions: Bajada del Palo Oeste, Bajada del Palo Este, Águila Mora, Aguada Federal, Bandurria Norte and Coirón Amargo Norte. We operate 100% of our shale net acreage. As of December 31, 2024, we had tied-in 117 shale oil wells targeting the Vaca Muerta formation in Bajada del Palo Oeste, 17 wells in Bajada del Palo Este, 13 wells in Aguada Federal, and two wells in Águila Mora. This brought our shale production to 64.1 Mboe/d during 2024, up from 43.3 Mboe/d in 2023, boosted by strong individual well performance.

We have a significant inventory of up to approximately 1,150 ready-to-drill, short-cycle, drilling locations targeting the Vaca Muerta shale oil formation within our core development acreage, which provides us with more than 15 years of drilling inventory at the current drilling pace. Our drilling inventory is currently located in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Bandurria Norte, Águila Mora and Corión Amargo Norte blocks. We intend to expand our drilling inventory by testing additional landing zones. See “ —Drilling Activities.”

As of December 31, 2024, we also owned working interests in non-operated conventional assets in the Noroeste Basin. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in the Neuquina basin, effective March 1, 2023. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

As of December 31, 2024, our total proved reserves in Argentina were 365.5 MMboe, of which 86% consisted of oil reserves. Our average daily production for the year ended December 31, 2024, was 69.0 Mboe/d, of which 86.6% was crude oil, 12.9% natural gas and the remaining 0.4% was NGL. We have reduced our average lifting cost from US$5.1 per boe during the year ended December 31, 2023, to US$4.6 per boe for the year ended December 31, 2024.

Crude Oil Production and Natural Gas Production in Argentina

The table below outline the average oil, gas and NGL net production, for the periods ended December 31, 2024, 2023 and 2022.

	Average net oil production (Mbbl/d)(1) for the year ended December 31,				Average net gas production (MMm3/d)(1) for the year ended December 31,			Average net NGL production (Mbbl/d)(1) for the year ended December 31,
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Block
Neuquina Basin
Bajada del Palo Oeste	46.1	28.7	26.4	1.05	0.80	0.79	0.05	0.03	—
Bajada del Palo Este	6.0	4.4	2.5	0.06	0.06	0.06	0.02	0.05	0.03
Aguada Federal	4.3	2.3	1.2	0.08	0.05	0.03	0.01	0.00	—
Águila Mora	0.7	1.2	—	0.04	0.02	—	—	—	—
Bandurria Norte	0.0	—	—	—	—	—	—	—	—
Entre Lomas Río Negro (3)	0.9	1.1	2.4	0.9	0.08	0.12	0.20	0.27	0.36
Jagüel de los Machos (3)	0.7	1.0	2.2	0.05	0.05	0.11	—	—	—
25 de Mayo–Medanito SE (3)	0.7	1.0	2.3	0.01	0.01	0.03	—	—	—
Entre Lomas Neuquén (3)	0.4	0.4	1.0	0.01	0.02	0.08	0.02	0.06	0.05
Jarilla Quemada(2) (3)	0.1	0.1	0.2	0.01	0.01	0.01	0.00	0.01	0.01
Coirón Amargo Norte	0.1	0.2	0.2	0.00	0.00	0.00	—	—	—
Charco del Palenque(2) (3)	—	—	—	—	—	—	—	—	—
Noroeste Basin
Acambuco	0.0	0.0	0.0	0.01	0.02	0.02	—	—	—

(1)

Oil production is comprised of the production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of the production of propane and butane (LPG) and excludes natural gasoline.

(2)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(3)	Assets transferred to Aconcagua, effective on March 1, 2023. See “—Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

Concessions

Our Argentine concession agreements have no change of control provisions, though any assignment of these concessions is subject to the prior authorization by the provincial executive branch where the concession is located. For the four years prior to the expiration of each of these concessions, the concession holder must provide technical and commercial justifications for leaving any inactive and non-producing wells unplugged. Each of these concessions can be terminated for default in payment obligations and/or breach of material statutory or regulatory obligations. We may also voluntarily relinquish acreage to the Argentine authorities.

As of the date of this annual report, we have working interests in the following oil and gas concessions in Argentina:

Bajada del Palo Oeste

Bajada del Palo Oeste has 62,641 gross acres with exposure to core shale oil in the Vaca Muerta acreage. Our current drilling inventory targeting the Vaca Muerta shale oil formation amounts to up to 550 locations located in this concession. We intend to expand such drilling inventory by testing additional stacked pay zones.

We are the operator and holder of 100% of the unconventional exploitation concession granted for the Bajada del Palo Oeste block in the Neuquina Basin located in the Province of Neuquén. This block has proved reserves of 240.7 MMboe of shale reserves and 1.5 MMboe of conventional reserves as of December 31, 2024, and production of 52.8 Mboe/d (87% representing oil) for the year ended December 31, 2024. The 35-year term unconventional exploitation concession was granted to us in December 2019 and expires on December 19, 2053. In connection with the granting of such unconventional concession, as of December 31, 2024, we have already fulfilled the commitment to drill eight horizontal wells for a total investment of US$105.6 and US$14.7 million related facilities.

During 2024, we completed and tied-in nine pads (pad BPO-22 to BPO-30), adding 34 shale oil wells and taking the shale oil well count in Bajada del Palo Oeste to 117 at year-end 2024. Total shale production in 2024 increased to 64.1 Mboe/d, out of which 52.2 Mboe/d corresponds to the shale production of Bajada del Palo Oeste.

We believe the productivity of our wells demonstrate the quality of our Vaca Muerta acreage. As of December 31, 2024, the cumulative production of our average well after 720 days on production (represented by the wells in pads BPO-1 to BPO-14) was performing 6% above our Bajada del Palo Oeste type curve.

(1)	Normalized to a standard well design of 2,800 meters lateral length and 47 frac stages well
(2)

Normalized average cumulative production of wells in pads BPO-1 to BPO-30 for 90 days, pads BPO-1 to BPO-21 for one year, and pads BPO-1 to BPO-15 for two years. Excludes cube development pilot in pads BPO-16 and BPO-17

Additionally, the 90-day performance of our first 90 wells compares favorably with horizontal oil wells drilled in Vaca Muerta and tied in since 2012, as shown in the charts below. We believe this reflects the quality of our acreage and our leading operating performance among peers.

On June 28, 2021, Vista Argentina formed an unincorporated joint venture with Trafigura for the joint development of five pads, each consisting of four wells at Bajada del Palo Oeste, effective July 1, 2021 (“Farm-out Agreement I”). Under the Farm-out Agreement I, Trafigura has a contractual right to 20% of the hydrocarbon production and an obligation to cover 20% of the capital expenditures, royalties, and direct taxes. In turn, Trafigura paid Vista Argentina a total of US$25,000,000 in instalments and a fee for various costs. Vista Argentina retains 80% of the hydrocarbon production rights and born 80% of the associated costs. Trafigura also had an option to participate in two additional pads under similar terms. As of the date of this annual report, seven pads comprising 28 wells have been completed under Farm-out Agreement I.

On October 11, 2022, Vista Argentina entered into a similar joint venture with Trafigura for the development of three additional pads at Bajada del Palo Oeste, effective October 1, 2022 (“Farm-out Agreement II,” and together with Farm-out Agreement I, the “Farm-out Agreements”). Under Farm-out Agreement II, Trafigura has contractual right to 25% of the hydrocarbon production and an obligation to cover 25% of the capital expenditures and related costs, royalties, and direct taxes. In turn, Trafigura also agreed to pay Vista Argentina US$1,700,000 per tied-in well and additional fees based on production and crude oil price improvements. Vista retains 75% of the production rights and born 75% of the costs. The Farm-out Agreement II also extended a crude oil sales and purchase agreement with Trafigura. As of the date of this annual report, three pads with 12 wells have been completed under Farm-out Agreement II.

On December 16, 2024, Vista Argentina agreed to assume Trafigura’s interest in the Farm-out Agreements, effective January 1, 2025. As a result, as of the date of this annual report, Vista Argentina holds rights to 100% of the production from the pads subject to the terms in the Trafigura Agreement. See “ —Recent Development—Farm-out Agreements.”

Bajada del Palo Este

We are the operator and holder of 100% of the exploitation concession granted for the Bajada del Palo Este block in the Neuquina Basin located in the Province of Neuquén. Bajada del Palo Este has 48,853 gross acres with exposure to shale oil Vaca Muerta acreage. We estimate there are up to 150 new well locations to be drilled in this block.

As of December 31, 2024, we had tied-in 17 shale wells on the block. This block has 73.2 MMboe of shale reserves and 0.2 MMboe of conventional reserves as of December 31, 2024. Production of the block was 6.4 Mboe/d (94% representing oil) for the year ended December 31, 2024.

The 35-year term unconventional exploitation concession was granted on December 20, 2018, and expires on December 19, 2053. The unconventional exploitation concession includes a commitment to perform an initial pilot plan, during which Vista committed to (i) drill five new horizontal wells, and (ii) construct surface facilities, for a total investment of approximately US$51.9 million. As of December 31, 2024, we have no pending commitments in this block.

Aguada Federal

Aguada Federal is an unconventional exploitation concession in the Neuquina Basin located in the Province of Neuquén, covering approximately 24,058 gross acres. On September 16, 2021, we acquired a 50% non-operated working interest in Aguada Federal from ConocoPhillips Petroleum Holdings B.V. (“ConocoPhillips”) On January 17, 2022, we acquired an additional 50% non-operated working interest from Wintershall DEA Argentina S.A. and, therefore, as of such date, we became the operator and sole concession holder of the block.

As of December 31, 2024, we had tied-in 13 shale wells on the block. The block had proved reserves of 45.1 MMboe as of December 31, 2024, and production of 4.8 Mboe/d (72% representing oil) for the year ended December 31, 2024. We estimate that there are up to 150 new well locations to be drilled in this block. The concession expires on December 20, 2050. As of the date of this annual report, we have no pending commitments in this block.

Águila Mora

We are the operator and holder of a 90% participation interest in the unincorporated joint venture with Gas y Petróleo del Neuquén S.A. (“G&P”) (which owns the remaining 10% participation interest) for the unconventional exploitation concession over the Águila Mora block in the Neuquina Basin located in the Province of Neuquén, which covers approximately 23,475 gross acres. The block had proved reserves of 0.5 MMboe as of December 31, 2024, and production of 0.9 Mboe/d (72% representing oil) for the year ended December 31, 2024. We estimate there are up to 100 new well locations to be drilled in this block.

On November 29, 2019, the Province of Neuquén issued the Decree No. 2597 pursuant to which G&P was granted an unconventional exploitation concession over the Águila Mora block for a term of 35 years (renewable upon termination and subject to certain conditions for successive 10-year extensions) in replacement of the existing exploration permit over the block.

G&P holds the mining rights over Águila Mora. Vista (i) holds a 90% working interest in a joint venture with G&P for the E&P of the hydrocarbons in Águila Mora; and (ii) is the operator of Águila Mora.

The abovementioned unconventional exploitation concession includes the commitment to perform an initial pilot, during which Vista committed to (i) return to production three wells previously drilled and completed by the former operator, (ii) drill two new horizontal wells, and (iii) build surface facilities, for a total investment of approximately US$32.8 million. As of the date of this annual report, we have no pending commitments. The concession expires on November 28, 2055.

Bandurria Norte

Bandurria Norte is an unconventional exploitation concession in the Neuquina Basin located in the Province of Neuquén, which covers approximately 26,404 gross acres. On September 16, 2021, we acquired a 50% non-operated working interest in the Bandurria Norte concession from ConocoPhillips. On January 17, 2022, we acquired an additional 50% working interest from Wintershall DEA Argentina S.A. and therefore, as of such date, we became the operator and sole concession holder of the block. The block has no proved reserves as of December 31, 2024, and has production of 0.01 Mboe/d (100% representing oil) for the year ended December 31, 2024. Since 2017, a total of four horizontal wells have been drilled in this concession, all of which proved hydrocarbon production, prior to being shut-in in 2019. We estimate there are up to 150 new well locations to be drilled in this block. The concession expires in 2050. As of the date of this annual report, we have no pending commitments in this block.

Coirón Amargo Norte

We are the operator and holder of an 84.6% working interest in the unincorporated joint venture for the exploitation concession for Coirón Amargo Norte in the Neuquina Basin located in the Province of Neuquén, which covers approximately 26,598 gross acres. This block has no proved reserves as of December 31, 2024, and has a production of 0.1 Mboe/d (84% representing oil) for the year ended December 31, 2024. The concession expires on February 22, 2037. There are no pending capital commitments.

Based on the solid productivity results of our pilot in Bajada del Palo Este, we have added 50 new well locations to the drilling inventory in Coirón Amargo Norte.

Acambuco

We hold a 1.5% working interest in the unincorporated joint venture for the exploitation concession for Acambuco in the Noroeste Basin located in the Province of Salta, which covers approximately 293,747 gross acres. The operator of this block is Pan American which holds a 52% interest. The remaining interests are held by YPF, which holds 22.5% interest, Shell Argentina, which holds 22.5%, and Northwest Argentina, which holds the remaining 1.5% interest. This block has proved net reserves of 0.5 MMboe as of December 31, 2024, and a net production of 0.1 Mboe/d (31% representing oil) for the year ended December 31, 2024. San Pedrito Exploitation lot under the Acambuco concession expires in 2036, whereas the Macueta Exploitation lot, also under the Acambuco concession, expires in 2040. There are no pending capital commitments.

CAT Exploitation Concessions

As a result of the Conventional Assets Transaction, effective March 1, 2023, Aconcagua became the operator of the following concessions in the Neuquina basin, in Argentina: Entre Lomas Neuquén, located in the Province of Neuquén, and Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo–Medanito SE, each located in the Province of Río Negro. Vista remains the concession title holder until no later than the final closing date on February 28, 2027, when the CAT Exploitation Concessions will be transferred to Aconcagua, subject to provincial approvals. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

On December 6, 2024, pursuant to Decree No. 491/2024, the Province of Río Negro approved a 10-year extension in favor of Vista Argentina for its non-operated conventional exploitation concessions in the following areas: (i) Entre Lomas and 25 de Mayo–Medanito SE, together with their associated transportation concessions, each extended until 2036; and (ii) Jagüel de los Machos, extended until 2035. In connection with the extension of these concessions, the Company assumed additional investment commitments, as described below.

As of the date of this annual report, the Company had the following pending commitments, including those assumed under the terms of the above-mentioned concession extensions. In Entre Lomas, Río Negro, the Company is committed to drilling and completing four development wells with an estimated cost of US$10.5 million, making capital investments in 21 well workovers and abandoning two wells for an estimated cost of US$7.0 million, and adjusting new and existing facilities for an estimated cost of US$3.1 million. In 25 de Mayo–Medanito SE and Jagüel de los Machos, the Company is committed to drilling and completing five development wells with an estimated cost of US$7.7 million, making capital investments in 23 well workovers and abandoning 19 wells for an estimated cost of US$10.0 million, and adjusting new and existing facilities for an estimated cost of US$1.4 million. Pursuant to the Conventional Assets Transaction Agreement, Aconcagua has assumed all investment commitments, as well as costs, taxes, and royalties related to the CAT Exploitation Concessions.

Vista retains the right to explore and develop the Vaca Muerta formation in the CAT Exploitation Concessions and seek to obtain one or more independent and separate unconventional concessions to develop such resources.

Overview of Exploitation Concessions in Argentina

For an overview of the framework governing oil and gas exploitation concessions in Argentina, see “ — Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina.”

Mexico

CS-01 Block

We hold a 100% interest in the license agreement entered into with CNH for block CS-01, which we operate. The block covers approximately 14,332 gross acres and is located in the state of Tabasco. As of December 31, 2024, the block had proved reserves of 9.8 MMboe. During 2024, average production of CS-01 was 0.6 Mboe/d (97% representing oil). This license agreement will terminate in 2047. As of the date of this annual report, we have no pending investment commitments.

Oil and Natural Gas Reserves

Reserves

The information included in this annual report regarding proved reserves is derived from estimates of the proved reserves as of December 31, 2024, in the 2024 Reserves Report prepared by D&M. The 2024 Reserves Report is included as Exhibit 99.1 to this annual report.

D&M is an independent reserves engineering consultant. The 2024 Reserves Report is based on information provided by us and presents an appraisal as of December 31, 2024, of oil and gas reserves located in the Entre Lomas Río Negro, Entre Lomas Neuquén, Bajada del Palo Oeste, Bajada del Palo Este, Charco del Palenque, Jarilla Quemada, Coirón Amargo Norte, Acambuco, Jagüel de los Machos, 25 de Mayo–Medanito SE, Aguada Federal, Águila Mora and Bandurria Norte blocks in Argentina and of our oil and gas reserves located in the CS-01 block in Mexico.

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

The Company considers that its remaining estimated volumes of oil and gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, crude oil prices used in determining proved reserves were the average price during the 12 months prior to the end date of December 31, 2024, and 2023, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no natural gas prices available in the benchmark market in Argentina, we used the average gas prices for the previous year to determine gas reserves. In addition, for certain gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through Plan GasAr round. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.

The following table sets forth summary information about the oil and natural gas net proved developed and undeveloped reserves of the assets owned by Vista in Argentina and Mexico as of December 31, 2024. The proved developed and undeveloped reserves estimates included below were calculated at their respective working interest percentages.

	Crude oil, condensate and NGL(1) (MMbbl)	Consumption plus natural gas sales(2) (MMboe)	Consumption plus natural gas sales(2) (Bcf)	Total proved reserves (MMboe)	% Oil
Net Proved developed:	109.1	20.1	113.0	129.2	84%
Argentina	107.0	19.4	109.0	126.4	85%
Mexico	2.1	0.7	4.0	2.8	74%
Net Proved undeveloped:	213.5	32.5	182.6	246.0	87%
Argentina	208.2	30.9	173.2	239.1	87%
Mexico	5.3	1.7	9.4	6.9	76%
Total Net Proved	322.6	52.7	295.7	375.2	86%
Argentina	315.2	50.3	282.3	365.5	86%
Mexico	7.4	2.4	13.4	9.8	76%

Total figures may not add up due to rounding.

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2024, respectively.

(2)	Natural gas consumption represented 9% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2023, and 12% as of December 31, 2024.

As of December 31, 2024, the oil and gas proved reserves of the assets we own (developed and undeveloped) totaled 375.2 MMboe (322.6 MMbbl of oil, condensate and NGL and 295.7 Bncf, or 52.7 MMboe of gas). Proved undeveloped reserves of crude oil, condensate and NGL represented 57% of our total proved reserves.

	Total Proved Developed				Total Proved Undeveloped				Total Proved
	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved developed reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved undeveloped reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved reserves
	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)
Argentina:
Bajada del Palo Oeste	80.8	14.3	80.3	95.1	125.9	21.3	119.8	147.2	206.6	35.6	200.1	242.3
Bajada del Palo Este	17.2	1.7	9.7	18.9	50.3	4.1	23.2	54.4	67.5	5.8	32.8	73.4
Charco del Palenque	0.1	0.0	0.2	0.1	0.0	0.0	0.0	0.0	0.1	0.0	0.2	0.1
Coirón Amargo Norte	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Entre Lomas Rio Negro	0.7	1.2	6.9	2.0	0.0	0.0	0.0	0.0	0.7	1.2	6.9	2.0
Entre Lomas Neuquén	0.1	0.1	0.6	0.2	0.0	0.0	0.0	0.0	0.1	0.1	0.6	0.2
Jagüel de los Machos	0.4	0.3	1.8	0.8	0.0	0.0	0.0	0.0	0.4	0.3	1.8	0.8
Jarilla Quemada	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
25 de Mayo–Medanito SE	0.5	0.1	0.7	0.6	0.0	0.0	0.0	0.0	0.5	0.1	0.7	0.6
Acambuco	0.1	0.5	2.6	0.5	0.0	0.0	0.0	0.0	0.1	0.5	2.6	0.5
Aguada Federal	6.7	1.0	5.4	7.6	32.0	5.4	30.3	37.4	38.7	6.4	35.7	45.1
Águila Mora	0.4	0.1	0.6	0.5	0.0	0.0	0.0	0.0	0.4	0.1	0.6	0.5
Bandurria Norte	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

	Total Proved Developed				Total Proved Undeveloped				Total Proved
	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved developed reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved undeveloped reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved reserves
	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)
Argentina Subtotal	107.0	19.4	109.0	126.4	208.2	30.9	173.2	239.1	315.2	50.3	282.3	365.5

Mexico:
CS-01	2.1	0.7	4.0	2.8	5.3	1.7	9.4	6.9	7.4	2.4	13.4	9.8
Mexico Subtotal	2.1	0.7	4.0	2.8	5.3	1.7	9.4	6.9	7.4	2.4	13.4	9.8

Total	109.1	20.1	113.0	129.2	213.5	32.5	182.6	246.0	322.6	52.7	295.7	375.2

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented less than 1% of our proved developed and undeveloped reserves as of December 31, 2024.

(2)	Natural gas consumption represented 9% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2023, and 12% as of December 31, 2024.

Changes in our proved undeveloped reserves during 2024

As of December 31, 2024, we had an estimated volume of proved undeveloped reserves of 246.0 MMboe. This compares to an estimate of proved undeveloped reserves of 229.7 MMboe as of December 31, 2023. The total increase of 16.3 MMboe (+16.6 MMbbl of crude oil, condensate and NGL and -2.09 Bcf of natural gas) in proved undeveloped reserves in 2024 is attributable to:

Argentina:

•

An increase of 53.16 MMboe (+48.04 of crude oil, condensate and NGL and +28.75 Bcf of natural gas) due to extensions and discoveries, mainly related to the drilling activity targeting the Vaca Muerta formation in: (a) the Aguada Federal concession (+4.11 MMbbl of crude oil, condensate and NGL and +3.48 Bcf of natural gas), (b) the Bajada del Palo Este concession (+24.9 MMbbl of crude oil, condensate and NGL and +12.55 Bcf of natural gas) and (c) the Bajada del Palo Oeste concession (+19.64 MMbbl of crude oil, condensate and NGL and +12.72 Bcf of natural gas);

•

A decrease of 35.63 MMboe (-30.92 MMbbl of crude oil, condensate and NGL and -26.47 Bcf of natural gas) due to the conversion of proved undeveloped reserves to proved developed reserves as a result of: (a) the drilling success in Vaca Muerta formation of 21 wells (five pads) in Bajada del Palo Oeste (-24.99 MMbbl of crude oil, condensate and NGL and -23.36 Bcf of natural gas); (b) the drilling success of five wells (two pads) in Bajada del Palo Este (-5.61 MMbbl of crude oil, condensate and NGL and -2.82 Bcf of natural gas); and (c) the recategorizations in Bajada del Palo Oeste (i.e., Farm-out Agreements) (-0.32 MMbbl of crude oil, condensate and NGL and -0.29 Bcf of natural gas); and

•

A decrease of 0.69 MMboe (-0.28 MMbbl of crude oil, condensate and NGL and -2.32 Bcf of natural gas) due to revisions to previous estimates related to: (a) changes in the development plan in Bajada del Palo Este conventional (-0.17 MMbbl of crude oil, condensate and NGL and -0.44 Bcf of natural gas); (b) an adjustment in Aguada Federal due to the latest well results (-0.82 Bcf of natural gas); and (c) combined effects in other blocks (-0.11 MMbbl of crude oil, condensate and NGL and -1.06 Bcf of natural gas);

Mexico:

•

A decrease of 0.58 MMboe (-0.22 MMbbl of crude oil, condensate and NGL and -2.05 Bcf of natural gas) related to the revision to previous estimates due to the change in proved undeveloped reserves plan due to the latest results in the drilling campaign.

During 2024, we invested US$442.1 million (corresponding to the drilling, completion and tie-in activities and tie-in facilities of 26 gross or net new shale wells) to convert proved undeveloped reserves to proved developed reserves. During 2023, we invested US$200.9 million (corresponding to the drilling, completion and tie-in activities of 16 gross new shale wells or 14 net new shale wells) to convert proved undeveloped reserves to proved developed reserves.

We plan to put 100% of our reported 2024 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

Reserves Estimation Process—Internal Controls

We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserves engineering consultants to ensure the integrity, accuracy and timeliness of data used by our independent reserves engineering consultants in their estimation process and who have knowledge of the specific properties under evaluation. Our Chief Operations Officer, Matías Weissel, is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. He has more than 20 years of experience in E&P and oilfield services. See “Item 6—Directors, Senior Management and Employees—Executive Team.”

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

Throughout each fiscal year, our technical team meets with Independent Qualified Reserves Engineers, who are provided with full access to complete and accurate information pertaining to the properties to be evaluated and all applicable personnel. This independent assessment of the internally-generated reserves estimates is beneficial in ensuring that interpretations and judgments are reasonable and that the estimates are free of preparer and management bias.

Recognizing that reserves estimates are based on interpretations and judgments, there might be differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer. Although such differences were discussed in the technical meetings, the reports include figures estimated by our Independent Qualified Reserves Engineer. Once the process is finished, the Independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to members of our senior management, who act as a Reserves Review Committee. Our Chief Operations Officer, Chief Technology Officer, Chief Executive Officer, Chief Financial Officer and Investor Relation and Strategic Planning Officer are part of this committee.

Independent Reserves Engineer Consultants

The 2024 reserves estimates of the assets we own in Argentina and Mexico were certified by D&M, a global oil and gas consultancy that has been offering technical, commercial, and strategic advice to the oil and gas industry since 1936. Vista asked D&M to prepare the 2024 Reserves Report which was issued on January 27, 2025, covering reserves as of December 31, 2024, of the assets we own in Argentina and Mexico. For the year ended December 31, 2024, the technical person within the third-party engineering firm overseeing the preparation of the reserves estimates presented in our filing for Argentina and Mexico was Mr. Federico Dordoni. For disclosure describing the qualifications of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.

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

Our estimated proved reserves as of December 31, 2024 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well controls. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Acreage

As of December 31, 2024, our total developed and undeveloped operated acreage in Argentina and Mexico, both gross and net, was as follows. The table includes the total acreage by us and our subsidiaries, joint operations and associates.

	Total Acreage		Total Developed Acreage		Total Undeveloped Acreage
	Gross	Net	Gross	Net	Gross	Net
Argentina	212,029	205,591	32,704	31,208	179,325	174,383
Mexico	14,332	14,332	13,591	13,531	0,741	0,741

Figures are approximate amounts.

As of December 31, 2024, we held a non-operated working interest of 1.5% in Acambuco, which had 293,747 gross acres, of which 18,311 acres were developed and 275,436 acres were undeveloped. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. As of December 31, 2024, these assets had a combined gross acreage of 359,200, of which 70,178 acres were developed and 289,022 acres were undeveloped. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

Productive Wells

As of December 31, 2024, we owned and operated 310 gross productive wells, 300 net productive wells and three injector wells. Below is a table showing our total gross and net operated productive wells in Argentina and Mexico as of December 31, 2024. The table includes the total gross and net operated productive wells by us and our subsidiaries. We did not drill any exploratory wells during 2024.

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	279	269	31	31	310	300
Mexico	6	6	0	0	6	6

Figures are approximate amounts.

We hold a non-operated working interest of 1.5% in Acambuco. As of December 31, 2024, Acambuco had a total of five productive wells (representing five gross wells and zero net wells for the Company). As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. As of December 31, 2024, these assets had a total of 602 gross productive wells. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

Present Activities

The following table shows the number of wells in Argentina and Mexico, operated by Vista, that are in the process of being drilled or were in active completion stages, and the number of wells suspended or waiting on completion as of December 31, 2024. For more information on our present activities, see “ —Drilling Activities.”

	Wells in process of being drilled or in active completion in Argentina	Wells in process of being drilled or in active completion in Mexico
Oil wells
Gross	28	0
Net	28	0
Gas wells
Gross	0	0
Net	0	0

We hold a non-operated working interest of 1.5% in Acambuco. As of December 31, 2024, Acambuco had a total of zero wells in process of being drilled or in active completion. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. As of December 31, 2024, these assets had a total of two gross gas wells in process of being drilled or in active completion. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

Production

The following tables set forth information on our oil and natural gas production volumes in Argentina and Mexico for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

				Production of Crude Oil(1) (in thousands barrels)			Production of Natural gas sales(2) (in millions of cubic feet)
Block	Working interest		Operator	2024	2023	2022	2024	2023	2022
Argentina
Neuquina Basin
Bajada del Palo Oeste	100%		Vista	16,868.65	10,501.18	9,631.42	13,570.83	10,293.94	10,215.23
Bajada del Palo Este	-	(4)	Vista	2,190.28	1,623.49	928.21	733.45	813.83	812.97

					Production of Crude Oil(1) (in thousands barrels)			Production of Natural gas sales(2) (in millions of cubic feet)
Block	Working interest		Operator		2024	2023	2022	2024	2023	2022
Aguada Federal	100%		Vista		1,565.54	1,673.56	899.48	1,067.97	1,233.63	662.04
Águila Mora	90%		Vista		238.50	428.01	—	520.39	287.27	—
Bandurria Norte	100%		Vista		2.48	—	—	—	—	—
Entre Lomas Río Negro	-	(4)	Aconcagua	(4)	320.97	500.42	990.52	1,199.41	1,065.73	1,483.85
Jagüel de los Machos	-	(4)	Aconcagua	(4)	248.79	352.14	811.20	635.16	594.19	1,407.85
25 de Mayo–Medanito SE	-	(4)	Aconcagua	(4)	256.49	373.90	829.10	126.67	166.53	414.39
Entre Lomas Neuquén	-	(4)	Aconcagua	(4)	131.68	170.82	374.04	132.00	200.85	1,035.63
Jarilla Quemada(3)	-	(4)	Aconcagua	(4)	30.85	43.65	78.45	123.92	150.08	123.56
Coirón Amargo Norte	86.4%		Vista		25.39	60.57	77.10	27.43	14.55	15.73
Charco del Palenque(3)	-	(4)	Aconcagua	(4)	—	—	—	—	—	—
Noroeste Basin
Acambuco	1.5%		Pan American		14.45	6.41	5.94	180.31	304.00	258.91
Mexico
CS-01	100%		Vista		218.76	227.40	167.19	35.03	77.03	31.39

(1)	Oil production is comprised of production of crude oil, condensate, natural gasoline, and NGLs.
(2)	Natural gas production excludes natural gas consumption.
(3)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(4)	Assets transferred to Aconcagua, effective on March 1, 2023. See “—Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

Capital Expenditures

As of the year ended December 31, 2024, we invested US$1,296.8 million, of which US$996.3 million correspond to drilling and completion activity in Vaca Muerta, where we completed 50 new net wells during the year. As of the year ended December 31, 2024, capital expenditures in development facilities were US$228.8 million and capital expenditures in geological and geophysical studies, IT and other projects totaled US$71.6 million.

As of the year ended December 31, 2023, we invested US$734.3 million, of which US$501.9 million correspond to drilling and completion activity in Vaca Muerta, where we completed 31 new net wells during the year. As of the year ended December 31, 2024, capital expenditures in development facilities were US$168.7 million and capital expenditures in geological and geophysical studies, IT and other projects totaled US$63.7 million.

As of the year ended December 31, 2022, we invested US$540.0 million, of which US$361.6 million correspond to our Vaca Muerta development, where we completed 26 new net wells during the year. As of the year ended December 31, 2024, capital expenditures in conventional drilling and workover activities were US$12.5 million and capital expenditures in associated facilities and others totaled US$165.9 million.

Drilling Activities

As of the date of this annual report, our drilling activities are concentrated in Argentina.

During the year ended December 31, 2024, as operators, we drilled 50 net wells in Argentina and zero net wells in Mexico and performed zero workovers. All of these drilled and completed net wells targeted oil-weighted formations and no net wells targeted gas formations.

During the year ended December 31, 2023, as operators, we drilled 32 net wells in Argentina and six net wells in Mexico and performed one workovers. All of these drilled and completed net wells targeted oil-weighted formations and no net wells targeted gas formations.

During the year ended December 31, 2022, as operators, we drilled 26 net wells and performed five workovers. Among the drilled and completed wells, 24 new net wells targeted oil-weighted formations, whereas two net wells targeted gas formations.

The tables below set forth the number of net wells drilled by us as operators in each of the last three years, by type (development or exploratory) and productivity (productive or dry).

Argentina

For the Year Ended December 31,	Oil development net well – productive	Gas development net well – productive	Oil development net well – dry	Gas development net well – dry	Exploratory net well – productive	Exploratory net well – dry
2022	24	2	0	0	0	0
2023	32	0	0	0	0	0
2024	50	0	0	0	0	0

Mexico

For the Year Ended December 31,	Oil development net well – productive	Gas development net well – productive	Oil development net well – dry	Gas development net well – dry	Exploratory net well – productive	Exploratory net well – dry
2022	0	0	0	0	0	0
2023	0	0	0	0	6	0
2024	0	0	0	0	0	0

We hold a non-operated working interest of 1.5% in Acambuco. During the year ended December 31, 2024, we did not participate in any drilling activities in Acambuco. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. During the year ended December 31, 2024, two gross wells were drilled in these assets. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

One Team Contracts

We use a contracting approach (“One Team Contracts”) which aims to align the economic interests of Vista and key contractors through performance-based remunerations. Operationally, we aim to integrate our operating team with our service providers’ team by sharing common objectives and goals and by using same key performance indicators, which provide economic incentives to the personnel of all companies working under the One Team Contracts scope. The One Team Contracts program covers the most important suppliers in our shale oil development: (i) One Team Drilling, which involves SLB and Nabors drilling, and (ii) One Team Completion, which involves SLB and Brent Energía y Servicios.

Transportation and Treatment

In our operated blocks in Argentina, we treat and transport our oil, gas and water production in existing transportation treatment facilities that have sufficient capacity to process and deliver our current hydrocarbon production. As of the date of this annual report, these existing treatment facilities are comprised of several oil and gas pipelines, nine tank batteries distributed throughout the blocks, two oil treatment plant, two water treatment plants and six gas compression stations.

All multiphase production from Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal and Coirón Amargo Norte is gathered at primary separation batteries. The oil is then transported via pipeline to the Entre Lomas treatment plant, which has a processing capacity of 75,000 barrels per day, where it is treated to meet sales specifications. Oil for sale is subsequently transported from the Entre Lomas processing plant into the Oldelval pipeline system. In 2024, a second oil processing plant, with a capacity of 15,000 barrels per day, was commissioned at Bajada del Palo Oeste. Oil for sale from this facility is pumped into the Vaca Muerta Norte pipeline, which connects to Chile through the Trasandino pipeline.

Water is treated at, and pumped to disposal wells from, the Bajada del Palo water treatment plant (PIAS Borde Montuoso; 25,000 bbl/d capacity) and the Entre Lomas water treatment plant (80,000 bbl/d capacity). Gas production from Bajada del Palo Oeste and shale production of Bajada del Palo Este is compressed and dehydrated in four compressor stations.

Gas for sale is injected into TGS Vaca Muerta system at Tratayen for further treatment, and finally injected into the TGS or TGN systems. Part of the gas production from Aguada Federal is boosted and sent to a low-pressure gathering system in a neighboring block. Gas is then treated and compressed into TGS sales pipelines.

During 2024, new capacity for high pressure gas evacuation was installed, allowing the integration of Aguada Federal with the Bajada del Palo Oeste gas evacuation system. Gas from Coirón Amargo Norte is dehydrated and injected into the TGN Centro Oeste system. Conventional Gas from Bajada del Palo Este production is injected into Entre Lomas gas treatment plant (45 MMscf/d capacity), which injects spec gas into the TGS system.

Águila Mora production is separated in the block. Gas is compressed, dehydrated and injected into a gas pipeline on a neighboring block, which injects into the TGS Vaca Muerta system. Oil and water produced in Águila Mora are trucked to a tank battery at Bajada del Palo Oeste, where fluids are incorporated into the Bajada del Palo Oeste systems described above.

As a result of the Conventional Assets Transaction with Aconcagua, the gas complex in Entre Lomas Central Production Facility is now operated by Aconcagua. Vista Argentina and Aconcagua have signed two agreements, whereby (i) Aconcagua will treat and dispatch the natural gas corresponding to Vista Argentina injected at the Entre Lomas Central Production Facility, and (ii) Vista Argentina will treat and transport the crude oil and water corresponding to Aconcagua arising from Agua Amarga and Entre Lomas.

Midstream

Once treated, we use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to refinery gate or a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the point of injection of the gas pipeline system near the oil field and, therefore, the customer bears all transportation costs and risks associated therewith.

Oil and gas transportation in Argentina partly operates in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. Under certain open access rules, transportation capacity can be secured by oil producers if oil production levels are sustained month over month. As of the date of this annual report, we have secured open access capacity in the Oldelval pipeline. In addition, we maintain storage capacity at the oil Terminal located in Puerto Rosales, near Bahía Blanca from which oil is delivered to our end customers.

As of the date of this report, our existing open access capacity in Oldelval was 43 Mbbl/d (includes 9 Mbbl/d corresponding to friction-reducing agents in use as of May 2024). In addition, we hold 12 Mbbl/d of pipeline capacity in the Vaca Muerta Norte and Trasandino pipelines to access Chile. We are also awarded a crude oil transportation capacity of 31.5 Mbbl/d in the project to expand the Oldelval pipeline from Allen to Puerto Rosales, which became fully online during March 2025. As a result, as of the date of this report, we held approximately 87 Mbbl/d of oil pipeline transportation capacity. We also held approximately 37 Mbbl/d of oil transportation capacity through trucking.

(1)

Based on contracts signed by Vista and data provided by project operators. Actual delivery dates and capacity might change subject to execution. Oldelval pipeline includes 9 Mbbl/d corresponding to friction-reducing agents in use as of May 2024.

Additionally, we have acquired capacity in two expansion projects, as shown below:

•

On January 27, 2023, the Company, through its subsidiary Vista Argentina, was awarded storage and dispatch capacities of 225 Mbbl and 37.4 Mbbl/d, respectively, in the project executed by Oiltanking Ebytem S.A. to expand the Puerto Rosales marine terminal and pumping station by 1,887 Mbbl and 315 Mbbl/d, respectively. Accordingly, the Company committed to making an upfront payment of US$28.4 million between 2023 and 2025, which will be recovered from the monthly service fee. The expansion project is expected to commence operations in the second quarter of 2025.

•

On December 16, 2024, the Company, through its subsidiary Vista Argentina, entered into an agreement with YPF S.A., Pampa Energía S.A., and Pan American Sur S.A. for the construction of the VMOS Project. Between December 20, 2024 and March 7, 2025, Pluspetrol S.A., Chevron (through two subsidiaries), Shell (through two subsidiaries) and Gas y Petróleo del Neuquén S.A. also confirmed their participation. Under this agreement, the Company was allocated firm transportation, storage, and dispatch capacity of 50 Mbbl/d in the VMOS Project. The project is expected to have a total capacity of 550 Mbbl/d in its first stage, which is anticipated to be fully operational in the second half of 2027. See “ —Vaca Muerta Sur Project.”

For more detail on the midstream infrastructure network in Argentina, see “ —Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Oil Midstream and Downstream.”

Delivery Commitments

We are committed to providing fixed and determinable quantities of crude oil, natural gas and NGL in the near future under a variety of contractual arrangements, some of them under firm arrangements and others on a spot basis.

As of December 31, 2024, 21% of our oil production was subject to monthly delivery commitments in the domestic market and 11% of our oil production was subject to delivery commitments in the international markets. According to our estimates, as of December 31, 2024, our contractual delivery commitments, could be met with our own production.

For natural gas, in April 2024 we signed annual commitments for the period May 2024 to April 2025, which added to the commitments already assumed with the Plan GasAr until 2028 representing approximately 90% of our marketable total production, with seasonal pricing arrangements. The remainder is sold to the spot market. The annual commitments for the period May 2025 to April 2026 are expected to be signed by the end of April 2025.

For LPG, our Propane production was not subject to delivery commitments during 2024. Regarding Butane we deliver under a National Decree approximately 75% of our annual production to guarantee local LPG cylinders demand for residential consumers.

Customers and Marketing

Oil Markets

In Argentina, our crude oil production was sold both to domestic refineries and exported during 2024, 2023 and 2022. During 2024, we exported 49% of our oil sales volumes, compared to 52% in 2023 and 44% in 2022. During 2024, 68% of our oil sales volumes were sold at export parity, combining sales to international buyers and domestic buyers paying export-parity prices, compared to 57% during 2023. In the past three years, our main domestic customers were Raizen and Trafigura. Approximately 99% of our oil is produced in the Neuquina Basin and is referred to as Medanito crude oil, a light sweet crude oil generally demanded by Argentine refiners in the domestic market, as well as by international refiners. Production from our Neuquina Basin properties is transported to Puerto Rosales, a major industrial port in the southern region of the Province of Buenos Aires through the Oldelval pipeline system, then goes to either the domestic refining market, which consists of seven active refiners with a total installed capacity of 620 Mbbl/d, or to international customers through maritime transportation. Additionally, as of May 2023, we initiated oil exports to Chile through the Trasandino oil pipeline. Even though we prioritize long-term relationships with domestic customers, we have developed relationships with international customers in order to establish a diversified portfolio for our expected production increase in the upcoming years.

In Mexico, 100% of our crude oil production is sold to Pemex. See “ —Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview.”

Natural Gas Markets and NGL

In Argentina, we have established a diversified portfolio of customers for natural gas. Our primary customers in 2024 were industrial customers, representing 48% of our total natural gas sales volumes for such period. In 2023, our primary customers were also industrial customers, representing 45% of our total natural gas sales volumes for such period. Argentina has a highly developed natural gas market and a sophisticated infrastructure in place to deliver natural gas to cross-border export markets through several gas pipelines or to industrial and residential customers in the domestic market. However, natural gas markets in Argentina are regulated by the Argentine government. Even though the Argentine government sets the price at which natural gas producers sell volumes to residential customers, volumes that are sold to industrial and other customers are not regulated and pricing varies with seasonal factors and industry category. We generally sell our natural gas to Argentine customers pursuant to short-term contracts and in the spot market. The Neuquina Basin is served by a substantial gas pipeline network that delivers gas to the Buenos Aires metropolitan and surrounding areas, and the industrial regions of Bahía Blanca and Rosario. Natural gas produced in our Neuquina Basin properties is readily marketed due to accessibility to such infrastructure. Our properties are well situated in the Basin with four major pipelines in close proximity. In Mexico, all the natural gas production is sold to Pemex.

In relation to the Plan GasAr, on December 22, 2022, through Resolution No. 860/2022 of the SdE, Vista Argentina was awarded a base volume of 0.86 MMcm/d at an annual average price of US$3.29/MMBtu, applicable until December 31, 2024. On April 19, 2023, through Resolution No. 265/2023 of the SdE, the base volume awarded to Vista Argentina was increased to 1.14 MMcm/d, maintaining the annual average price of US$3.29/MMBtu, applicable for a four-year period as from January 1, 2025. See “ —Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Plan GasAr 2020-2024.”

With regards to our NGL production, we comply with domestic commitments set by the Argentine government with the objective of ensuring the supply for propane and bottled butane for residential uses. Our remaining NGL production is marketed within the Neuquina Basin.

Competition

The oil and gas industry is competitive, and we may encounter strong competition from other independent operators and from major oil companies in acquiring and developing concessions or oil agreements. In Argentina, we compete for resources with state-controlled YPF, as well as with privately-owned companies such as Pan American, Pluspetrol, Tecpetrol, Chevron, Total, Compañía General de Combustibles, among others. In Mexico, we compete for resources with Pemex, the state-owned company, and local and international oil companies.

Intellectual Property

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of December 31, 2024, we had all our trademarks duly registered with the regulatory authorities, noting as well that patent applications is not part of our usual business.

Information Technology

We rely on our information technology systems and automated machinery to efficiently manage our production processes and operate our business. Vista is a cloud-native company that has developed a strategy over the years to operate its technology stack in a multicloud environment. We use various public cloud providers (e.g., AWS, GCP, and Azure) for digital products and on-premises systems for SCADA and DCS operations. Our partners of choice for high-availability servers and storage include Dell, IBM, and NetApp; for networking and firewalls, we rely on Cisco; and for administrative processes and internal controls, we use SAP and satellite solutions, which standardize our operations across the organization.

As with other organizations, our information technology systems are susceptible to damage or interruptions caused by cyber-attacks and security breaches. We adhere to the Cybersecurity Framework developed by the U.S. Department of Commerce’s National Institute of Standards and Technology (“NIST”). We evaluate, in collaboration with a top-tier third-party consultant, our maturity level against this framework, monitor current cybersecurity trends, and review disclosure research. Our cybersecurity strategy is aligned with NIST’s six core functions, as defined in the February 2024 release (version 2.0), to identify cybersecurity gaps and requirements. In 2024, we achieved and maintained a NIST maturity level that exceeds our target of 3.5.

We consolidate all information from the various applications and real-time databases, which come from our operational sensors, into multicloud Data Lakes. From there, we perform data integrations, develop products, and create AI solutions with a high-quality, data-driven approach focused on business value. The use of real-time acquired data to enable Near Real-Time decision-making is critical, which is why we have connected our field offices and facilities to the internet via a high-bandwidth fiber optic network (>200mbps) with sufficient redundancy to ensure +95% uptime, in line with our Cloud strategy.

We depend on digital technology, including information systems to process financial and operational data, analyze seismic and drilling information, estimate oil and gas reserves, and utilize real-time systems to monitor and control production. Due to the critical nature of this infrastructure and the increased accessibility provided by internet connectivity, our systems are exposed to a heightened risk of cyber-attacks. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—Our industry has become increasingly dependent on digital technologies to carry out daily operations and is subject to increasing cybersecurity threats “ and “Item 16K—Cybersecurity.”

Environmental Policy

In 2021, we announced our ambition to reduce GHG emissions through a multi-year decarbonization plan. This five-year plan prioritizes selected projects from our abatement cost curve based on their carbon abatement potential and cost efficiency. We forecast a reduction of more than 80% in our scope 1 and 2 GHG emissions intensity, from 39 kgCO2e/boe in 2020 to 7 kgCO2e/boe in 2026. In 2024, we recorded a scope 1 and 2 GHG emissions intensity of 8.8 kgCO2e/boe, representing a 44% reduction compared to 15.6 kgCO2e/boe in 2023.

Additionally, we are developing our own portfolio of nature-based solutions (“NBS”) projects to capture carbon in soil and forests. In 2022, we established Aike, a Vista subsidiary dedicated to designing, managing, and executing carbon offset projects, staffed with leading local experts. Aike aims to generate carbon credits of the highest quality, meaning that their impact is measurable, additional, permanent and positive for local communities and biodiversity. We believe NBS represents the most actionable, proven, efficient, and scalable carbon removal alternative currently available. Aike is developing 13 NBS projects in Argentina, across seven Provinces (Salta, Formosa, Corrientes, Santa Fe, Cordoba, San Luis and Buenos Aires), including mixed afforestation and reforestation with native and exotic species, forest conservation, improved forest management, and regenerative agriculture and livestock projects.

By developing a top-tier NBS portfolio, we expect to generate a volume of carbon credits by 2026 that, from that year on, will be equivalent or potentially higher than the annual carbon emissions from our operation.

Emissions and carbon credits calculation methodology

Vista’s GHG emissions inventory reports two of the most prevalent GHG emissions components in oil and gas operations: CH4 and CO2. In addition, the calculated emission totals include N2O as well. Although emissions of the other GHG emissions components may exist in the Company’s operation, their relative contribution to the total GHG emissions is considered immaterial.

Emissions from CO2, N2O, and CH4 are calculated and converted into total CO2e emissions by multiplying the emissions of each constituent by its respective global warming potential.

The GHG emissions inventory for Vista was developed following best practices and industry guidelines for quantifying, reporting, and managing GHG emissions. Specifically, the Company adheres to: (i) the IPIECA Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions (2011) and (ii) the American Petroleum Institute (“API”) Compendium of Greenhouse Gas Methodologies for the Oil and Natural Gas Industry (2009). The inventory calculations apply standardized methodologies provided in the API Compendium for Vista’s relevant emission sources, with emission factors derived from published references within the API Compendium. Where actual operational emission factors or parameters are available, these values are incorporated into the GHG emissions inventory to enhance accuracy and representativeness.

Vista’s GHG emissions inventory is structured according to the Operational Control approach, meaning each asset owned and operated by the Company is reported at 100% of its emissions in Argentina. Vista’s operated assets in Argentina include the following concessions: Águila Mora, Aguada Federal, Bajada del Palo Oeste, Bajada del Palo Este, Coirón Amargo Norte, and the Entre Lomas treatment plant. Our emissions information excludes the emissions arising from concession areas that we do not operate in Argentina and from our operated asset in Mexico. The GHG emissions inventory is further categorized by emission sources within each area of this organizational structure.

Vista’s GHG emission inventory tool is classified into scope 1 and 2 sources, as shown below:

GHG Source Category	GHG Emissions Sources
Scope 1 Sources
Stationary combustion	Heaters (i.e., treaters and ovens)
Gas turbine / centrifugal compressor drivers
Internal combustion engines
Mobile combustion	Automobiles
Light duty trucks
Flares	Flares
Fugitives	Onshore oil and gas production equipment component leaks (e.g., valves, connectors, open-ended lines, etc.)
Venting	Glycol dehydrators
Natural gas-operated chemical injection pumps

Natural gas-operated pneumatic devices
Storage tank flashing losses
Tank blanketing using natural gas
Maintenance and turnaround activities
Other venting (i.e., blowdowns and emergency shutdowns)
Scope 2 Sources
Indirect energy	Imported electricity
Imported electricity by a third party

It should be noted that the inventory excludes GHG emissions sources with insignificant potential for GHG emissions that are immaterial to the total emissions quantified (also referred to as de minimis sources). Examples of insignificant sources include fire-fighting equipment and laboratory equipment.

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

Where possible, EFs are derived based on site-specific gas compositional data. In many instances for combustion sources, the CO2 EF represents the application of material balance principles and the assumption that 100% of the carbon available in the fuel stream is oxidized to CO2. In addition, for flaring sources; a destruction efficiency of 98% is assumed to calculate the CH4 EF.

After GHG emissions inventory tool is completed and results obtained for every calendar year, a third-party verification is carried out. GHG emission inventory results are only published once the verification is completed, and the calculations verified.

Health and Safety Policy

The implementation of additional safety procedures in our operations in consistency with our Health and Safety Policy, such as training, work permits, internal audits, drills, tailgate safety meetings, job safety analysis and risk evaluations, has led to a reduction in the number of workforce safety incidents.

Our safety management system is applied following an Operating Management System (“OMS”) framework and covers all our employees and contractors working in our offices, fields and providing services. The OMS was designed based on recommended practices for the oil and gas industry and according to IOGP and IPIECA guidelines.

In 2024, our TRIR was 0.59 (based on 6.7 million work hours during the period) as compared to a 0.18 (based on 5.6 million work hours during the period) as of December 31, 2023, and 0.86 (based on 4.6 million work hours during the period) as of December 31, 2022. In 2024, a fatality occurred during a drilling operation conducted by Nabors for Vista. We had no fatalities due to workforce incidents involving Vista employees related to operations in the years ended December 31, 2023 and December 31, 2022.

ESG Matters

We aim to develop our business sustainably. We strive to protect the environment where we operate, with special focus on GHG emissions, water management, energy efficiency and waste management.

Regarding emissions, our goal is to reduce our operating scope 1 and 2 GHG emissions intensity by more than 80%, reaching 7 kgCO2e/boe in 2026, compared to 39 kgCO2e/boe in 2020. Additionally, we are executing a portfolio of NBS projects through our subsidiary Aike in Argentina. By developing a top-tier NBS portfolio, we expect to generate a volume of carbon credits by 2026 that, from that year on, will be equivalent, or potentially higher, to the annual carbon emissions from our operations.

We believe our value resides in our oil producing assets, as much as in our teams and their commitment to operational excellence. In this respect, health and safety are the cornerstones to ensure our teams achieve best performance, and we have made it a Company priority to provide our people with the highest oil and gas industry standards when it comes to occupational health and safety, as set by IOGP and IPIECA.

In addition, we seek to create a working environment where high performance, teamwork, innovation, agility and responsibility are values shared by all in our staff. We are firm believers in the value of developing an organizational culture that works in appreciation of each person, promoting diversity, equity and inclusion (DEI) at all levels. To support this, we implement various initiatives through our Vista Diversity, Equity & Inclusion program.

We are also committed to the development of the communities in which we operate by fostering an inclusive business model and strengthening the sense of belonging through open dialogue, active collaboration, volunteering, and social engagement.

Additionally, we seek to operate our business responsibly, ethically, and in alignment with the interests of our stakeholders. We are committed to effective and sustainable corporate governance, which we believe strengthens accountability, promotes the long-term interests of our stakeholders, and helps build public trust in our Company. As a public company, our business and corporate governance practices comply with the regulations set forth by the SEC of the United States applicable to foreign private issuers and the CNBV of Mexico rules, as well as with national regulations in the countries where we operate.

During 2024, we made good progress across all ESG fronts. The main highlights are summarized below:

Environmental

•

Significant progress in the Company’s decarbonization plan, resulting in a 28% year-over-year reduction in absolute scope 1 and 2 GHG emissions, from 308 MtCO2e in 2023 to 222 MtCO2e in 2024. Additionally, the Company recorded a scope 1 and 2 GHG emissions intensity of 8.8 kgCO2e/boe for the year, a 44% year-over-year reduction.

•	Increased renewable energy consumption by 50,800 MWh, representing 59% of total energy use, while reducing energy intensity by 30% year-over-year.

•

Continued execution of NBS projects, currently working on 13 projects (two ARR, one REDD+, one IFM, four regenerative livestock, five regenerative agriculture) across more than 43,000 hectares in the Provinces of Corrientes, Salta, Santa Fe, Buenos Aires, Formosa, Córdoba, and San Luis in Argentina.

•	For more information, please see “ —Environmental Policy.”

Social

•	Recorded a consolidated TRIR of 0.6, remaining below the 1.0 target for the fifth consecutive year.

•

Advanced gender initiatives through the hiring and development of female talent: increased the proportion of women in new hires by 3 p.p. to 29%, maintaining the share of female employees at 24%; increased female representation in middle management positions from 24% in 2023 to 32% in 2024; and implemented a new edition of the mentoring program for female talent, engaging 20 committed young professionals.

•

Advanced gender initiatives through the development of female talent: female representation in middle management positions increased from 24% in 2023 to 32% in 2024. We also executed a new edition of the mentoring program for female top talent, engaging 20 committed young professionals. Additionally, we issued new policies and conducted workshops to enhance employee awareness on gender-related initiatives.

•

Invested US$2.2 million in social programs across Argentina and Mexico, focusing on five key verticals: Education, Local Development, Rural Development, Institutional Strength and Inclusion, and Values in Sports and Health.

Governance

•

Approved the Integrity Policy for Contractors and Suppliers, a condensed version of our Code of Ethics and Conduct, designed to outline key ethical principles applicable to our service providers performing activities for Vista. Training sessions were held for contractors’ and suppliers’ personnel.

•	Strengthened internal communications on whistleblower channels.

•

Enhanced transparency reporting by improving: (i) our climate-related disclosure, (ii) our Task Force on Climate-Related Financial Disclosures (“TCFD”) disclosure, and (iii) alignment between Vista’s ESG framework, key initiatives, and UN Sustainable Development Goals.

•	Achieved a NIST cybersecurity score of 3.6 and recorded zero critical cybersecurity incidents.

We expect to publish our 2024 Sustainability Report in the second quarter of 2025. The report is expected to align with (i) Global Reporting Initiative (“GRI”) Standards, including GRI 1 (Foundation 2021), GRI 2 (General Disclosures 2021), GRI 3 (Material Topics 2021) and GRI 11 (Oil and Gas Sector 2021), and (ii) the Sustainability Accounting Standards Board for industry-specific ESG topics relevant to our financial performance and long-term value creation. For the fourth consecutive year, the 2024 Sustainability Report will include information aligned with the recommendations published by the TCFD. Additionally, we expect to report our contribution to the UN Sustainable Development Goals. Our ESG progress is aligned with the 10 universal principles of the UN Global Compact and will serve as our 2024 Communication on Progress Report under the UN Global Compact framework. The 2024 Sustainability Report will be published on our website. Information contained on, or accessible through, our website is not incorporated by reference in, and will not be considered part of, this annual report.

VX Ventures

VX Ventures AenP (“VX Ventures”) is Vista’s corporate venture capital fund, launched with an initial US$12.5 million funding commitment (which yearly investments represent less than 1% of Vista’s capital expenditures), with the objective of developing new businesses that can thrive through the energy transition and support Vista becoming a lower carbon and lower cost company. During 2023, funding was increased by US$2.5 million reaching a total of US$15 million.

During 2024, we continued to pursue entrepreneurial, agile and dynamic companies that may become key agents of change and leverage Vista’s technical and project management skills with an entrepreneurial drive to access new markets.

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

As part of our VX Ventures portfolio, which as of December 31,2024 includes investments in 19 start-ups and early-stage companies, we have created and funded Aike NBS S.A.U. (“Aike”) to deliver top-quality carbon offsets through the development of NBS projects, including forestry and soil carbon capture projects. Aike aims to also provide services to third companies to help them to fulfill their NBS project development needs and achieve their carbon capture objectives which will in turn benefit Vista by providing larger scale for its NBS projects. Aike has already started providing services to us in connection with Vista´s own NBS portfolio.

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

General Regulatory Matters

We and our operations are subject to various stringent and complex international, federal, state and local environmental, health and safety laws and regulations in the countries in which we operate that govern matters including the emission and discharge of pollutants into the ground, air or water, the generation, storage, handling, use and transportation of regulated materials and human health and safety. These laws and regulations may, among other things:

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

INDUSTRY AND REGULATORY OVERVIEW

Argentina’s Oil and Gas Industry Overview

Argentina has five producing oil and gas basins: Neuquina, Noroeste, Cuyana, Golfo San Jorge, and Austral. As of December 31, 2023, Argentina’s oil and gas reserves totaled 6,054 MMboe, as reported by the SdE. In 2024, Argentina’s oil production was 716.4 Mbbl/d, while its gas production reached 138.6 MMm³/d. Production from the Vaca Muerta formation, which is located within the Neuquina basin, accounted for 389.5 Mbbl/d of oil (54% of total production) and 69.2 MMm³/d of gas (50% of total production), having recorded an oil production CAGR (compound annual growth rate) of 34% over the last five years.

Argentina Oil Production (Mbbl/d)

Source: Argentine Secretariat of Energy.

Vaca Muerta Shale Formation

The Vaca Muerta formation, located in the Neuquina Basin, is considered one of the most prominent shale plays globally, and has already become the largest commercial shale development outside North America. The development of the Vaca Muerta formation plays an important role in the Argentine economy, and therefore the federal and provincial governments have introduced changes to the regulatory framework for E&P of unconventional hydrocarbons to attract investments.

Recent regulatory reforms, as well as significant reductions in well costs and improvements in production rates over the past decade, have attracted over 30 oil and gas companies to Vaca Muerta, both domestic and IOCs, including YPF, Vista, Shell, Pan American, Pluspetrol, Tecpetrol, Chevron, Total, Equinor, Petronas and Dow. Most of these companies, which hold acreage adjacent to our concessions, are already investing in their projects in full development mode, or in some cases are conducting project pilots.

Vaca Muerta Location, Thermomaturity Map and Main Concession Owners

Source: Company’s Information and Press Articles

Vaca Muerta exhibits similar geological properties than several of the most prominent shale plays in the United States. The table below sets forth the geological characteristics of Vaca Muerta compared to top tier U.S. share plays.

Play	Total Organic Content (%)	Thickness (m)	Reservoir Pressure (psi)
Vaca Muerta	3-10	30-450	4,500-9,500
Eagle Ford	3-5	30-100	4,500-8,500
Wolfcamp (Permian)	3	200-300	4,600
Barnett	4-5	60-90	3,000-4,000
Haynesville	0.5-4	60-90	7,000-12,000
Marcellus	2-12	10-60	2,000-5,500

Source: Company estimates, Argentine Ministry of Economy, Argentine Secretariat of Energy and the EIA.

Vaca Muerta acreage is estimated at more than 8.6 million acres, containing 16 Bnbbl of oil resources and 308 Tcf of gas resources. Such resources are equivalent to approximately 100 years and 200 years of domestic oil and gas consumption, respectively. The top five oil operators are YPF, Vista, Shell, Pan American and Pluspetrol. Most concessions are within the 30,000 to 100,000 acres range, which is significantly larger than the average leasehold in the United States. The terms of concessions in Argentina are also competitive compared to those in the United States, with unconventional concessions of 35 years and flat royalties of 12%.

Over the past years, Vaca Muerta has increased significantly its well activity from 102 new wells in 2019 to 401 new wells in 2024. The cumulative well count increased to 2,110 by year-end 2024. The quantity of active drilling rigs in the basin has also increased during the period, as shown below. Currently, approximately 30% of its surface area is under development.

Total Shale Well Count, cumulative

Source: Argentine Secretariat of Energy.

New Wells on Production and Drilling Rig Count, per year

Source: Company estimates, Economía y Energía Consulting, Argentine Secretariat of Energy

Oil and gas production from Vaca Muerta was 847 Mboe/d during 2024, a 23% increase compared to 2023. Production from Vaca Muerta reached 894 Mboe/d in January 2025. The shale oil production during 2024 was mainly driven by Loma Campana, La Amarga Chica, Bajada del Palo Oeste (held and operated by Vista) and Bandurria Sur, which combined contributed with 245 Mbbl/d. Shale gas production was mainly driven by Fortín de Piedra, Aguada Pichana Este, Aguada Pichana Oeste and La Calera, which combined contributed with 256 Mboe/d.

Gross Shale Oil and Gas Production (Mboe/d)

Source: Argentine Secretariat of Energy.

Vaca Muerta production has played a significant role in offsetting the decline of other basins in Argentina and increasing total oil and gas production, positioning Argentina as a structural oil exporter of light crude oil since 2022. As shown below, oil exports have increased from 68 Mbbl/d in 2019 to 187 Mbbl/d in 2024. Additionally, Vaca Muerta has allowed Argentina to reduce natural gas imports, both from neighboring Bolivia and Chile, and via LNG, which have decreased from 19.1 MMm³/d in 2019 to 7.8 MMm³/d in 2024. This trend has contributed significantly to improving Argentina’s balance of trade. According to the Argentine Ministry of Economy, Argentina’s energy trade balance was negative for US$4.4 billion in 2022 and reverted to a positive balance of US$5.7 billion in 2024.

Argentina Oil Exports (Mbbl/d)

Source: Argentine Secretariat of Energy, Ministry of Economy.

Argentina Natural Gas Imports (MMm3/d)

Source: Argentine Secretariat of Energy, Ministry of Economy.

Argentina Energy Trade Balance (US$ billion)

Source: Argentine Secretariat of Energy, Ministry of Economy.

Vaca Muerta is in a relatively early stage of its development compared to shale plays in the United States. The Permian Basin is a good analogue for Vaca Muerta, with similar geological characteristics and a long history of unconventional hydrocarbon development. However, Vaca Muerta has even more thickness than the Permian, with up to five different pay zones already tested in different blocks of the basin. As of December 31, 2024, operators have drilled around 2,100 wells in Vaca Muerta compared to around 50,000 in the Permian and more than 200,000 across all U.S. shale plays. It is possible that Vaca Muerta could have a growth trajectory similar to that of the Permian Basin or other U.S. shale plays in the coming years. The growing investment in Vaca Muerta is similar to the early stages of the Permian Basin’s remarkable growth since 2008, becoming one of the most prolific shale plays in the world.

After an initial period of incorporating the technology required for unconventional development, progressing along the learning curve, and adopting best practices, the average well productivity per lateral foot in Vaca Muerta now exceeds its shale peers in the United States.

Best-in-class average well productivity

First 365 days cumulative production, Mbbl per 1,000 feet of lateral

Source: Rystad Energy ShaleWellCube. Includes only horizontal oil wells put on production in 2021-2022.

Oil Midstream and Downstream

The Argentine crude oil pipeline network connects the producing basins with domestic refineries, which are located in the Province of Buenos Aires (i.e., La Plata, Bahía Blanca, Dock Sud, Campana), the Cuyo Basin (i.e., Luján de Cuyo), the Neuquina Basin (i.e., Plaza Huincul) and the Noroeste Basin (i.e., Refinor). These refineries have a combined refining capacity of an estimated 620 Mbbl/d: La Plata has an approximate capacity of 200 Mbbl/d, Bahía Blanca 40 Mbbl/d, Dock Sud 110 Mbbl/d, Campana 95 Mbbl/d, Luján de Cuyo 125 Mbbl/d, Plaza Huincul 25 Mbbl/d and Refinor 25 Mbbl/d. Argentina’s key crude pipeline is the Oleoductos del Valle S.A. (“Oldelval”) system, with an oil pipeline from Puesto Hernández and Allen in the Neuquina Basin to Puerto Rosales near Bahía Blanca, transporting approximately 65% of the production from the Neuquina Basin, with a capacity of approximately 540,000 bbl/d.

In Puerto Rosales, a marine export terminal is operated by Oiltanking Ebytem S.A. (“OTE”), a company owned by YPF (30%) and Oiltanking (70%). The OTE facilities have 18 tanks with a storage capacity of 3 MMbbl, of which 1,070 Mbbl are used to store Medanito-type crude oil. OTE also owns two buoys, Punta Ancla and Punta Cigueña, with capacities of 106,000 and 70,000 deadweight tonnage, respectively. These two buoys provide services mainly for loading and unloading Panamax vessels.

In early 2023, the Trasandino pipeline connecting the Argentine system to Chile became operational after being shut for more than a decade. This enabled export flows from the Neuquina Basin to Chile starting in May 2023. This pipeline has a total capacity of 110,000 bbl/d. In November 2023, the Vaca Muerta Norte pipeline, with 157,000 bbl/d of capacity, connecting Loma Campana to Puesto Hernández and the Trasandino pipeline, was commissioned.

As of the date of this annual report, OTE is executing an expansion project to expand the Puerto Rosales marine terminal and pumping station by 1,887 Mbbl and 315 Mbbl/d, respectively.

Additionally, in December 2024, the VMOS Project was announced, consisting of a new pipeline from Allen to Punta Colorada in the Province of Río Negro, storage facilities, and a new port in a deep-water location. The VMOS Project will have an estimated initial capacity of 550,000 bbl/d and is expected to be completed in the second half of 2027.

The remaining oil production that is not refined and consumed in Argentina is exported. During 2024, Argentina exported 187 Mbbl/d, according to INDEC, of which an estimated of 150 Mbbl/d were exported from the Neuquina basin. The companies in the Neuquina basin exported 71 Mbbl/d in total to Chile during 2024 and the rest via the Atlantic (from Bahía Blanca).

Vaca Muerta Key Oil Midstream Projects

Source: Based on data provided by project operators and Company estimates.

Oil and Gas Regulatory Framework in Argentina

The Argentine Hydrocarbons Law, as amended by Law No. 26,197, Law No. 27,007 and Law No. 27,742 (Ley de Bases) is the main body of legislation for oil and gas E&P. The enforcement authority for the Argentine Hydrocarbons Law is the SdE. As a result of the amendment of the Argentine Hydrocarbons Law by means of the Law No. 26,197, each Province has its own enforcement authority. In particular, the Province of Neuquén has passed its own Argentine Hydrocarbons Law No. 2,453, among other laws and regulations on these activities. The transportation, distribution and marketing of gas are independently regulated by the Natural Gas Law, also amended by the Ley de Bases.

Exploration and Production

The E&P of oil and natural gas is carried out through exploration permits and exploitation concessions. Nevertheless, the Argentine Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or exploitation concessions, subject to prior authorization of the surface owner and the application authority.

In the event that holders of an exploration permit discover commercially exploitable quantities of oil or gas, such holders are entitled to obtain an exclusive concession for the production and exploitation of the relevant reserves. The exploitation concession provides its holder the exclusive right to produce oil and gas from the area covered by the concession. An exploitation concession also entitles the holder to obtain a transportation authorization for transporting of the oil and gas produced.

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

Both holders of exploration permits and holders of exploitation concessions must pay an annual fee based on the land area covered by the corresponding permit or concession (as provided in Section 7 of the Argentine Hydrocarbons Law). Holders of exploitation concessions are required to pay for such concessions, and to make certain royalty payments to the Argentine government.

Exploration Permits and Exploitation Concessions

The Argentine Hydrocarbons Law and its amendments regulate exploration and exploitation activities as follows:

•

Conventional Exploration Permits: the term for conventional exploration permits is divided into two periods of up to three years each, plus a discretionary extension of up to five years, granting a maximum validity of 11 years. The extension is optional for the permit holder who has fulfilled the investment and other obligations under their responsibility. For offshore operation permits, each period of the basic exploration term for conventional objectives may be increased by one year.

•

Unconventional Exploration Permits: the term for these permits is divided into two periods of up to four years each, plus a discretionary extension of up to five years, granting a maximum validity of 13 years. The extension is optional for the permit holder who has fulfilled the investment and other obligations under their responsibility.

•

Concessions: the term for the exploitation of conventional resources is 25 years, while for the exploitation of unconventional resources, a term of 35 years is established, including a pilot test of up to five years. In the case of offshore operations, concessions are granted for periods of up to 30 years. Due to the modifications introduced by the Ley de Bases, the federal or provincial executive branch, as applicable, may determine in new concessions—at the time of defining the terms and conditions—other periods (of up to 10 years) additional to the aforementioned periods. These periods cannot be set perpetually, unlike the previous regulation, which allowed the possibility of granting successive extensions for periods of 10 years. Concessions granted prior to the enactment of the Ley de Bases will continue to be governed by the terms established by the legal framework existing at the date of approval of the Ley de Bases.

•

Royalties: The Hydrocarbons Law established a 12% monthly royalty rate to be paid by the concessionaire for the production of liquid hydrocarbons extracted at the wellhead and for the volume of natural gas extracted and effectively utilized, with the granting authority having the ability to reduce such rate by up to 5% in exceptional cases, taking into account the productivity, conditions, and location of the wells, and to increase it by 3% upon the first extension. Concessions granted prior to the enactment of the Ley de Bases remain subject to this regime, requiring payment of the 12% royalty on the wellhead value of crude oil production and on the volume of natural gas sold, as well as an extraordinary royalty in certain extended concessions. In contrast, the Ley de Bases replaced the fixed 12% rate with a percentage to be determined in the awarding process, applied to the production and effectively utilized liquid and gaseous hydrocarbons. It preserved the authority’s ability to reduce the rate by up to 5% in exceptional cases, while eliminating the 3% increase upon the first extension. The Ley de Bases also introduced the possibility of applying a reduced rate of up to 50% for projects involving: (i) Enhanced Oil Recovery (EOR) or Improved Oil Recovery (IOR) techniques, (ii) the exploitation of extra-heavy oils (requiring special treatment due to poor quality or high viscosity), and (iii) offshore exploitation. Concessions granted following the entry into force of the Ley de Bases are governed by the regime established therein.

Exploration permits and exploitation concessions constitute an acquired right that cannot be extinguished without legal compensation. However, concessions or permits expire in the case of certain breaches detailed exhaustively in Article 80 of the Argentine Hydrocarbons Law. Concessionaires or permit holders can also partially or totally renounce the surface area of a permit or concession at any time. If an exploration permit is renounced, the permit holder will be obliged to pay the committed and unmet investment amounts (Articles 20 and 81 of the Argentine Hydrocarbons Law).

Reserves and Resources Certification in Argentina

The estimation of reserves and resources in Argentina is mainly governed by Resolution SdE No. 324/2006 and SdE Resources Resolution No. 69-E/2016. These regulations require holders of exploration permits and exploitation concessions to file by March 31 of each year estimates of natural gas and oil reserves and resources existing as of December 31 of the previous year. Estimates must be certified by an external auditor and sent to the SdE. Information is required to be presented following the criteria approved by the SPE, the WPC (World Petroleum Council) and the AAPG (American Association of Petroleum Geologists), which are widely accepted internationally.

The information regarding Vista’s proved reserves in this annual report has been prepared according to the definitions of Rule 4-10(a) of Regulation S-X or the SPE’s Petroleum Resources Management System, which differ from the relevant guidelines published by the SdE.

Transportation

The Ley de Bases introduced significant changes to the hydrocarbon transportation regime in Argentina, establishing a comprehensive framework for transport and processing authorizations managed by federal or provincial authorities. Existing transportation concessions will continue to operate under their original terms. The Argentine Hydrocarbons Law grants producers the exclusive right to obtain transportation authorizations for oil, gas, and their by-products as specified in the law and related decrees.

These authorizations permit the construction and operation of essential facilities for hydrocarbon transport, such as pipelines, storage, plants, and other necessary infrastructure, all subject to prevailing legislation and technical standards.

Holders of exploitation concessions are entitled to transportation authorizations. If the construction of permanent works exceeds the concession limits, they must obtain additional authorizations. If the works remain within the concession limits, the authorization is optional and granted under the same conditions as the exploitation concession.

The duration of transportation authorizations aligns with the terms of the associated exploitation concessions. Upon expiration, the facilities revert to state ownership. Extensions of 10 years can be requested if obligations are met and hydrocarbons are being transported at the time of the request. Transport and processing authorizations do not grant exclusive rights to the holders.

Authorized transporters must carry third-party hydrocarbons without discrimination, provided there is available capacity and no technical impediments. Unused transportation capacity must be made available to third parties, subject to the needs of the authorized transporter.

Federal or provincial authorities will establish rules for coordinating transportation systems. Tariffs for hydrocarbon transportation and related services are regulated, with maximum amounts set by Resolution SdE No. 5/04, as amended. These changes aim to streamline the hydrocarbon transportation and processing framework, ensuring fair access and efficient operation within the sector.

Argentine Registry of Hydrocarbon Exploration and Exploitation Companies

To be holders of exploration permits or exploitation concessions, irrespective of the Province where the activities are developed, companies must be registered with the Argentine Registry of Hydrocarbon Exploration and Exploitation Companies maintained by the SdE. Such holders and concessionaires must have adequate financial resources, pursuant to Disposition No. 335/2019 issued by the Sub-Secretariat of Hydrocarbons, and technical capabilities to perform the operations involved in the rights bestowed upon them. Further, such holders shall assume exclusive responsibility for liabilities associated with E&P activities. Registration with the Registry is also a requirement to be able to be an operator of permits and concessions and has to be annually renewed and can be revoked if technical capacity cannot be proved. Holders of permits and concessions shall establish legal domicile within Argentina.

In all cases, the company or association of companies holding the permit or concession must maintain such net equity throughout the term of the permit or concession. These equity requirements may be satisfied by means of financial or other guarantees.

Crude Oil Market Regulation

The Argentine Hydrocarbons Law empowers the Argentine Executive Branch to set the national policy with respect to the exploitation, processing, transportation, storage, industrialization and commercialization of hydrocarbons.

The Ley de Bases introduced amendments to Law No. 26,741 and the Argentine Hydrocarbons Law, to allow concessionaires, refineries, and/or hydrocarbon marketers to freely export hydrocarbons and/or their derivatives without needing to meet domestic demand. Additionally, it stipulates that the Argentine government may not intervene in setting commercialization prices in the domestic market at any stage of production.

Until 2024, exports of crude oil and oil by-products in Argentina required prior registration in the Argentine Registry of Export Operations Agreements and authorization by the SdE. The Ley de Bases modified the Argentine Hydrocarbons Law, establishing that, although prior registration in the Argentine Registry of Export Operations Agreements is required, producers of crude oil and oil by-products may freely export hydrocarbons and/or their derivatives, absent objection by the SdE, no longer being needed it express authorization. The effective exercise of this right is subject to regulations issued by the Argentine Executive Branch, which must, among other aspects, take into account: (i) the standard requirements applicable to access to technically proven resources; and (ii) that any objection by the SdE may only (a) be raised within 30 days from the date on which the SdE becomes aware of the export, and (b) must be based on technical or economic grounds related to the security of supply. Once said term has elapsed, the SdE may not raise any objection whatsoever, see “ —Ley de Bases.”

Gas Market Regulation

As mentioned in previous sections, gas E&P activities are regulated by the Argentine Hydrocarbons Law, whereas natural gas transportation and distribution are regulated by means of the Natural Gas Law.

In order to foster the production of natural gas, the Argentine government adopted different stimulus programs over the past years, such as the Plan GasAr implemented by means of Decree No. 892/2020 (amended by Decree No. 730/2022).

Plan GasAr 2020-2024

By means of Decree No. 892/2020, (amended by Decree No. 730/2022), the Argentine government implemented the Argentine Plan for the Promotion of Natural Gas Production – Supply and Demand Scheme 2020-2024 (Plan de Promoción de la Producción de Gas Natural Argentino – Esquema de Oferta y Demanda 2020-2024).

The Plan GasAr established the framework for the implementation of direct contracts (initially lasting four years, with the possibility of extension by the SdE for additional one-year periods) between gas producers, on the one hand, and gas distributors and/or sub-distributors (to meet priority demand) and CAMMESA (to meet the demand of thermal power plants), on the other. These contracts were awarded, and the price of gas at the point of entry into the transportation system (“PIST” for its acronym in Spanish) was determined through a tender procedure carried out by the SdE. The Argentine government may make monthly payments corresponding to a portion of the price of natural gas in the PIST to provide indirect subsidies to end users.

On November 4, 2022, Decree No. 730/2022 was published in the Argentine Official Gazette, extending the Plan GasAr until the year 2028.The Plan GasAr is based on (i) voluntary participation by producers, public distribution service providers, and sub-distributors (making direct acquisitions from producers) and CAMMESA; (ii) a competitive scheme where the SdE calls for the signing of direct contracts between producers on one side, and priority demand (distribution licensees and/or sub-distributors) as well as the demand from thermal power plants (with CAMMESA) on the other; (iii) a framework of free market competition regarding the price of gas in the PIST, subject to the conditions set by the Argentine government.

Ley de Bases

On July 8, 2024, the Ley de Bases was published in the Argentine Official Gazette, introducing amendments to the Natural Gas Law and the Argentine Hydrocarbons Law.

The main amendments to the Argentine Hydrocarbons Law include:

•	Expanding the self-sufficiency paradigm of the Argentine Hydrocarbons Law to incorporate the maximization of economic profits to encourage new investments;

•	Eliminating restrictions on hydrocarbon exports and establishing the freedom to market and export hydrocarbons and their derivatives;

•	Prohibiting the Argentine government from intervening in the pricing of oil, gas, and refined products in the domestic market;

•	Including hydrocarbon processing and storage activities within the regulatory framework;

•	Allowing the conversion of concessions from conventional to unconventional exploitation until December 31, 2028;

•	Defining specific requirements for bidding on new areas and eliminating the possibility of extending exploitation concessions for new concessions;

•	Modifying the fees payable by concession and permit holders;

•	Revising the royalty regime, except for concessions already awarded;

•	Replacing transportation concessions with a system of transportation and storage authorizations, as well as hydrocarbon processing authorizations; and

•	Allowing foreign companies to participate in public bids for permits and concessions.

The main amendments to the Natural Gas Law include the following:

•	Eliminating the requirement to obtain prior authorization for natural gas imports;

•	Removing the limitation that previously required the domestic market supply to remain unaffected;

•	Establishing a special framework for LNG, guaranteeing firm export conditions that, once authorized, cannot be modified;

•	Extending the duration of licenses for natural gas transportation and distribution services from 10 to 20 years; and

•	Creating the Ente Nacional Regulador del Gas y la Electricidad to replace ENRE and ENARGAS, assuming their functions.

On November 28, 2024, Decree No. 1057/2024 was published in the Argentine Official Gazette, regulating various aspects of the Ley de Bases related to the reform of the Argentine Hydrocarbons Law and the Natural Gas Law through three annexes.

The key provisions include:

•

Reinforcing free market principles, including unrestricted exportation, supply security, and aligning domestic prices with international standards. The decree prioritizes resource efficiency, long-term contracts, and global trade integration. Applicants for permits and concessions must be domiciled in Argentina and meet financial solvency, net worth, and technical capacity requirements;

•

Ensuring free exportation upon compliance with specified conditions. Exporters must submit detailed technical and commercial information. Any objections must be resolved within 30 business days, and in the absence of objections, a free exportation certificate is issued;

•	Providing details regarding the conversion of concession areas, allowing unconventional exploitation without subdivision;

•	Establishing open-access requirements for unused transport capacity, with certain exceptions. Transport authorizations do not require public bidding and are not classified as public services;

•

Allowing entities involved in hydrocarbons to participate in the LNG market, subject to regulatory requirements. The export process includes a resource availability declaration, a technical and economic solvency assessment, and a project consistency evaluation. Any objections must be resolved within 120 business days. A free exportation authorization, valid for 30 years, is issued upon approval;

•	Requiring LNG exporters to periodically verify resource availability and report significant changes. Authorizations may be revoked for non-compliance. Rights may be transferred with prior approval;

•	Extending the renewal period for transport and distribution concessions from 10 to 20 years. Applications must be submitted 54 months before expiration; and

•

Mandating the SdE to collaborate with the Provinces and the City of Buenos Aires to establish uniform environmental legislation, covering licensing, well abandonment, and environmental liabilities, to ensure responsible and sustainable management within the hydrocarbons sector.

Special Frameworks to Access to the Foreign Exchange Market

For more information, see “Item 10—Additional Information—Exchange Controls—Specific Provisions For Income From The Foreign Exchange Market.”

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

A procurement regime applicable to the Argentine government has been established by means of Decrees No. 1023/01 and No. 1030/16, which requires to consider sustainability in the decision-making process in the acquisition of services and goods by the public administration. Furthermore, Decree No. 31/2023 declares a national public priority policy for the sustainable management of resources used by national public agencies. Those practices provide for the efficient management of the following: electricity; water; natural gas; waste; public procurement; accessibility; sustainable mobility; and green areas and spaces.

Likewise, by means of its Resolution No. 635/2022 (as amended by its Resolution No. 668/2022) the Argentine Ministry of Transportation approved the National Sustainable Transportation Plan. Its main objective is to promote energy transition and efficiency in transportation to achieve sustainable mobility. Such plan contains a set of strategies and policies to be implemented by 2030, promoting the reduction of GHG emissions. Other sustainability regulations have been passed. Its impact on the oil and gas industry has yet to be assessed.

In addition, as a member of the UN Framework Convention on Climate Change (“UNFCCC”) and a Party to the Paris Agreement, Argentina has committed to submit its Nationally Determined Contributions (“NDCs”), which are basically the proposed climate actions. The emission limit committed by Argentina, according to the information that emerges from the updated NDCs in October 2021, is not to exceed the net emission of 349 million tons of carbon dioxide equivalent (MtCO2e) in the year 2030. This goal is applicable to all sectors of the economy.

The NDCs set forth that towards 2030, the Argentine Republic will carry out an energy transition, focusing its efforts on the promotion of energy efficiency, renewable energies, and the promotion of distributed generation, using natural gas as a transition fuel during this period.

In order to follow up on this commitment -which aim is to contribute to the standards set forth in the Paris Agreement- Argentina must draft and report to the UNFCCC the National Green House Gases Inventory (INGEI for its acronym in Spanish). In addition, by means of Resolution No. 363/2021 issued by the Argentine Ministry of Environment and Sustainable Development, Argentina has created the National Registry of Climate Change Mitigation Projects, where the existing mitigation projects are registered. The scope of such register has not been determined as of the date of this annual report; therefore, its application cannot yet be defined.

Argentine Regulatory Framework in Connection with Climate Change

The UNFCCC, which entered into force on March 21, 1994, aims to stabilize the GHG concentrations in the atmosphere to a level that would prevent dangerous anthropogenic interference with the climate system.

On February 16, 2005, the Kyoto Protocol to the UNFCCC (“Kyoto Protocol”) entered into force. The Kyoto Protocol, which deals with the reduction of certain GHG emissions (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride) in the atmosphere, was in force until 2020 as a consequence of the ratification of the Doha Amendment to the Kyoto Protocol.

Argentina approved UNFCCC by Federal Law No. 24,295 in December 1993, the Kyoto Protocol by Federal Law No. 25,438 on June 20, 2001, and the Doha Amendment by Federal Law No. 27,137 on April 29, 2015.

The 2015 UN Climate Change Conference adopted by consensus the Paris Agreement, which is known to be the successor of the Kyoto Protocol (which was approved in Argentina by Federal Law No. 27,270). The Paris agreement deals with GHG emission reduction measures, targets to limit global temperature increases and requires countries to review and “represent a progression” in their intended nationally determined contributions. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions.

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

Moreover, the Argentine Registry of Climate Change Mitigation Projects was established (Argentine Environmental Ministry Resolution No. 363/2021). In addition, the SdE has set forth the “National Program for the Measurement and Reduction of Fugitive Emissions from Hydrocarbon Exploration and Production Activities” (Resolution No. 970/2023); the Argentine Ministry of Environment and Sustainable Development has approved the “Second National Plan for Adaptation and Mitigation to Climate Change” (Resolution No. 146/2023); the SdE has approved the “National Energy Transition Plan to 2030” (Resolution No. 517/2023) and the “Guidelines and Scenarios for the Energy Transition to 2050” (Resolution No. 518/2023).

In addition, Resolution No. 23/2023, issued by the former Argentine Ministry of Environment, approved the Guide for the Preparation of Environmental Impact Studies incorporating the problem of climate change and the Guide on Public Participation in Environmental Evaluation. Implementation of these guides is voluntary.

Under Law No. 27,191, by December 31, 2017, 8% of the electricity consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2024, electricity originated from renewable sources represented 16.3% of the total demand according to the data released by CAMMESA.

At the provincial level, Neuquén has passed the Provincial Law No. 3,454 of August 2024 (Decree No. 1039/2024), which established the principles and strategies corresponding to the public policies for climate change. It’s main objective is to encourage and promote a model of sustainable development, the transition to renewable energy, scientific and technological development and the involvement of citizens, private companies and non-governmental organizations.

Mexico’s Oil and Gas Industry Overview

According to the U.S. International Trade Administration, Mexico is the thirteenth largest producer of oil in the world and twenty-first in oil reserves. Mexico has significant hydrocarbon resources with estimated oil and gas proved developed and undeveloped reserves of 8.4 Bnboe and 3P reserves of 23.1 Bnboe, in each case as of December 31, 2023, according to the CNH. Multiple formations exist to develop productive fields.

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

Mexican Oil and Gas Reserves as of December 31, 2024 (Bnboe)
		Reserves
Geological Basin	Cumulative production (1)	1P	3P
Southeast	89.6	6.0	14.0
Tampico Misantla	5.9	0.9	5.1
Burgos	0.1	0.1	0.4
Veracruz	0.7	0.9	2.2
Sabinas	0.1	0.0	0.0
Others (2)	0.0	0.0	0.0
Deepwater	0.0	0.4	1.4

Total Mexico	96.5	8.4	23.1

(1)	Information as of December 31, 2024.
(2)	Includes Cinturón Plegado de Chiapas and Plataforma Burro-Picachos.

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

Multiple E&P plays across basins

Source: EIA.

There were four principal means for private entities to invest in Mexico’s E&P sector: E&P Agreements, Pemex farm-outs agreement, E&P services contract and comprehensive services exploration and extraction contracts (“CSIEE”).

The CNH was formerly entitled to allocate E&P Agreements, for which prequalification requirements were established, including operational, technical, financial, and legal capabilities. The bidding process was conducted by a committee of CNH members. Such tenders were discontinued at the end of 2018. In October 2021, the Mexican government presented the Five-Year Plan for 2020-2024, pursuant to which the previous administration determined that it would not undertake new bids to award contractual areas for E&P activities until the current contracts demonstrated profitability. The current administration has publicly maintained its position of not resuming CNH tenders.

Farm-outs were a mechanism by which Pemex, as license holder, assigned an interest in the license to another party through a bidding process conducted by CNH in collaboration with Pemex. Pemex used farm-outs to partner with international E&P operators with the financial resources and expertise to accelerate development and extract value from its hydrocarbon asset base. The current administration has publicly maintained its position of not resuming farm-out tenders.

Regarding E&P services contract migrations, Pemex was entitled to migrate existing oil and gas integrated E&P services contracts to production-sharing agreements or licenses to continue boosting investment in the E&P sector, transforming the relationship with Pemex from a service contractor model into a joint venture. These contracts were signed by Pemex and private companies before the energy reform under President Peña Nieto. The last E&P services contract migration took place in 2018. There were no migrations during the last presidential term, in which Pemex focused mostly on awarding a few CSIEE contracts.

The current administration, led by President Claudia Sheinbaum since October 1, 2024, has prioritized economic activities in energy and sustainable development. In January 2025, citizen consultation forums were held to contribute to the construction of the 2025-2030 National Development Plan, which was submitted by President Sheinbaum to the Mexican House of Representatives for approval on February 28, 2025. The plan establishes that the fundamental target of oil production through Pemex, set at 1.8 million barrels per day, will continue to be domestic consumption. One of the plan’s main strategies is to increase hydrocarbon reserves in a sustainable manner through strategic E&P projects. Once published, this plan, along with the announced Pemex 2025-2030 Work Plan, will clarify key aspects of the current government’s stance on E&P activities.

For additional context on the regulatory changes in Mexico, see “ —Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Mexico.”

Oil and Gas Regulatory Framework in Mexico

Upstream and Downstream

In 2013, the Mexican Constitution was amended leading to the opening of the oil, natural gas, and power sectors to private investment. In 2014, the Mexican Congress passed secondary laws to implement the reforms. The reforms allowed the Mexican government to grant contracts to private-sector entities in the upstream sector through public tenders. These amendments allowed private-sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons.

The legislation enacted in 2014 included the Mexican Hydrocarbons Law (Ley de Hidrocarburos), which preserved the concept of state ownership over hydrocarbons while located in the subsoil but allowed private companies to take ownership over the hydrocarbons once they were extracted. The Mexican Hydrocarbons Law allowed private-sector entities holding a permit granted by the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) to store, transport, distribute, commercialize and carry out direct sales of hydrocarbons, as well as to own and operate pipelines and liquefaction, regasification, compression and de-compression stations or terminals, and related equipment in accordance with technical and other regulations. In addition, private-sector entities could import or export hydrocarbons subject to a permit from the SENER.

However, on October 31, 2024, a constitutional reform was published in the Mexican Federal Official Gazette, redefining the nature and role of Pemex and CFE, strengthening state control over the energy sector, and orienting their operations toward public service and social welfare.

Additionally, on December 20, 2024, a constitutional reform was published in the Mexican Federal Official Gazette, in terms of organic simplification, providing for the dissolution of various entities, including the COFECE, CRE and CNH. For additional context on the regulatory changes in Mexico concerning the COFECE, see “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Measures adopted by the antitrust authority in Mexico could have a material adverse effect on our results and financial condition.”

Lastly, on March 18, 2025, the Mexican Congress enacted new secondary legislation overhauling the energy sector and, thus, repealing and replacing the Mexican Hydrocarbons Law and several other federal statutes. For more information, see “ —Energy Reform 2025.”

Reserves and Resources Certification in Mexico

On August 13, 2015, CNH published a set of guidelines that governs the valuation and certification of Mexico’s reserves and the related contingency resources. The CNH’s guidelines follow the same SPE/WPC/AAPG international standards as those described with respect to the reserves and resources certification process in Argentina (see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina”). Therefore, the processes for reserves classification and certification in Mexico are similar to those described with respect to Argentina.

Economic valuation criteria established by the CNH for proved reserves also follow the SEC’s definitions in Rule 4-10(a) of Regulation S-X which establishes that selling prices considered shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first day-of-the-month price for each month within such period.

State Oil Company

As a result of the energy reform sponsored by President Peña Nieto, Pemex was transformed from a decentralized public entity into a productive state-owned company on October 7, 2014. However, following the enactment of the Energy Reform 2025, Pemex’s status was changed from a productive state-owned company to a public state-owned company sectorized under SENER. Accordingly, Pemex remains wholly owned by the Mexican government. Moreover, the Energy Reform 2025 included the expedition of a new law governing Pemex (i.e., Ley de la Empresa Pública, Petróleos Mexicanos). Lastly, as a result of the Energy Reform 2025, Pemex’s productive subsidiaries, including Pemex-Exploración y Producción, were dissolved and merged into a single Pemex by operation of law.

Energy Reform 2025

On March 18, 2025, the Mexican Government enacted a reform of the energy sector (“Energy Reform 2025”), comprising of new legislation comprising: (i) the Public State-Owned Company Law for CFE; (ii) the Public State-owned Company Law for Pemex; (iii) the Electric Sector Law; (iv) the Hydrocarbons Sector Law; (v) the Energy Planning and Transition Law; (vi) the Biofuels Law; (vii) the Geothermal Law; and (viii) the Mexican Energy Commission Law. In addition amendments were adopted to: (a) the Mexican Petroleum Fund for Stabilization and Development Law (Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo); (b) the Organic Law of the Federal Public Administration (Ley Orgánica de la Administración Pública Federal) and (c) the Hydrocarbons Revenue Law (Ley de Ingresos Sobre Hidrocarburos).

The Energy Reform 2025 modifies the regulatory framework for the hydrocarbons and electricity sectors. It strengthens state-owned enterprises, reorganizes administrative structures, promotes energy self-sufficiency, and supports the transition to renewable energy.

Furthermore, the Energy Reform 2025 introduces a new regulatory framework for CFE and Pemex to align with their revised constitutional status as public state-owned companies. It includes special provisions addressing their budgets, debt, subsidiaries and affiliates, sustainability, and contracting practices. The Energy Reform 2025 provides that the activities of CFE and Pemex shall not be considered monopolistic and mandates the implementation of austerity measures, including the adoption of guidelines and execution programs with annual targets, financing mechanisms, and private sector participation under new regulations governing development schemes. In line with the foregoing, Pemex shall not be subject to the open access obligations applicable to the Mexican midstream industry, nor to the applicable unbundling obligations.

The Energy Reform 2025 establishes that the exploration and extraction of hydrocarbons shall be carried out under three schemes. First, self-development entitlements (asignaciones para desarrollo propio), which shall be exclusively held by Pemex and under which Pemex shall be the sole operator. Pemex may, however, enter into service agreements with third parties, provided such agreements are structured to achieve the highest productivity and profitability, and the consideration is payable in cash. Second, the SENER may grant mixed development entitlements (asignaciones para desarrollo mixto). This scheme allows for private investment partnerships in projects led by Pemex, which must retain at least 40% participation. Private companies may contribute technical, operational, or financial expertise and may assume operatorship of the project. Under this scheme, private companies may recover up to 30% of costs—or up to 40% in exceptional cases, subject to the approval of Pemex’s board and SENER—and may share in up to 60% of project income, production, or profit, while also assuming part of the associated risks. Third, if Pemex is unwilling or unable to undertake hydrocarbons development under the aforementioned schemes, SENER may, on an exceptional basis, execute E&P Agreements. This scheme shall be subject to the issuance of bidding guidelines by SENER. Such agreements may take the form of service agreements, production-sharing agreements, profit-sharing agreements, or license agreements.

Additionally, the Energy Reform 2025 underscores the importance of national energy security, public well-being, and resource sustainability, positioning CFE and Pemex as key guarantors of energy production. However, until the corresponding secondary legislation is enacted, the full impact on the oil and gas industry remains uncertain.

The Energy Reform 2025 has also entailed an administrative reorganization under which the functions of the CNH and the CRE have been transferred to SENER and to a newly established authority, the CNE. In this regard, it is noteworthy that SENER will exercise regulatory authority over the E&P sector. For example, authorizations for prospecting and exploration of hydrocarbons shall require SENER’s prior approval. Likewise, SENER shall be responsible for approving the modification, cancellation, and termination of E&P Agreements, as well as the corresponding exploration and development plans.

Notably, the Energy Reform 2025 provides for the creation of the Mexican Energy Planning Council (Consejo de Planeación Energética), which will be responsible for ensuring binding and orderly planning, supporting the energy transition, and promoting sustainable energy practices. The reform also contemplates the development of a sectoral energy program, an energy transition plan, and specific development plans for both the electricity and hydrocarbons sectors.

Lastly, pursuant to the transitional provisions of the Energy Reform 2025, the administrative provisions previously issued by the CRE and the CNH shall remain in force to the extent they do not conflict with the new laws. Regulations under the new Mexican Hydrocarbons Sector Law shall be issued within six months, during which time the existing regulatory framework will remain applicable. E&P Agreements shall continue to be governed by their original terms and conditions, in accordance with the legal provisions in effect at the time of their granting. Permits and authorizations previously issued by the CNH, CRE, and SENER shall remain valid under the terms and conditions under which they were granted.

Transportation

Before the President Peña Nieto’s energy reform, Pemex had exclusivity on certain activities such as processing, storage, transportation, distribution and marketing of petroleum products. The aforesaid energy reform allowed private sector participation in the construction and operation of oil products storage and transportation facilities. In such regard, transportation activities required a permit issued by CRE and were subject to open access principles. Pursuant to the Energy Reform 2025, the CNE shall issue the corresponding transportation permits and the open access obligations shall remain in place and applicable to the shippers, with the exception of Pemex. Moreover, the Energy Reform 2025 provides that the creation of new integrated storage and transportation systems or the addition of new infrastructure thereof shall prioritize Pemex in the capacity assignment.

Market Regulations

In the past, the Mexican government has imposed price controls on the sales of natural gas, NGL, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. Nonetheless, currently, sale prices of gasoline and diesel have been fully liberalized and are determined by the free market. However, in late February 2025, President Claudia Sheinbaum’s administration entered into a voluntary agreement with gas station owners in Mexico to cap the price of regular gasoline at Ps.24 per liter for an initial period of six months. Such measure aimed at alleviating financial pressures on consumers. Said agreement excludes border regions due to their unique cost structures and fiscal incentives.

The import and export of petroleum products, petrochemicals, and hydrocarbons, as well as their commercialization within Mexican territory, are regulated activities subject to permits issued by SENER and, previously, by CRE, respectively. Pursuant to the Energy Reform 2025, CRE’s functions have been partially assumed by SENER, while several downstream-related responsibilities have been transferred to the newly established Mexican Energy Commission. Currently, in all onshore projects, private operators sell their entire hydrocarbon production domestically to Pemex.

Federal Environmental Law

The Mexican Federal Environmental Liability Law (Ley Federal de Responsabilidad Ambiental) enacted on July 7, 2013 regulates environmental liability arising from damages to the environment including remediation and compensation. In the event of intentional and unlawful action or inaction, the responsible party will be fined up to approximately 68 million Mexican Pesos for 2025. This liability regime is independent from administrative, civil or criminal liability regimes, which may be applicable depending on the performed conduct.

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

Mexican Judicial Reform

On September 15, 2024, a constitutional reform was published in the Mexican Federal Official Gazette, introducing significant changes to Mexico’s judicial system (“Mexican Judicial Reform”). The reform mandates the popular election of judges, magistrates, and Supreme Court justices. It has faced strong opposition from the judiciary, leading to nationwide strikes from August 19, 2024, to October 30, 2024. These disruptions have affected judicial proceedings, potentially causing delays in litigation and dispute resolution.

See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Economic and political developments in Mexico may adversely affect Mexican economic policy and, in turn, our operations.”

ORGANIZATIONAL STRUCTURE

The following diagram shows our main subsidiaries as of December 31, 2024:

(1)

As of the date of this annual report, AFBN, Aleph Midstream, and Vista Holding VII S.A.U. are in the process of being merged into our subsidiary Vista Argentina. For information regarding the merger, please see “Item 4—Information on the Company—Recent Developments—Corporate Reorganization.”

(2)	Assets transferred to Aconcagua, effective on March 1, 2023.

PROPERTY, PLANT AND EQUIPMENT

We hold both freehold and leasehold interests, but no specific interest is individually material to us. Most of our property, consisting of oil and gas reserves, oil and gas wells and corporate office buildings are located in Argentina. In each of the countries in which we operate, the states (federal or provincial) are the exclusive owner of all hydrocarbon resources located in such country and have full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves.

In Argentina, the Provinces are the exclusive owners of all onshore hydrocarbon resources and have full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. The Provinces grant these rights through exploitation concessions. In Mexico, prior to the Energy Reform 2025, the Mexican State performed E&P activities through entitlements, granted to public state-owned companies, or by granting public state-owned companies or private entities, individually or under a consortium, E&P agreements. With the implementation of the Energy Reform 2025, the Mexican State may carry out E&P activities through self-development entitlements (asignaciones para desarrollo propio) or mixed development entitlements (asignaciones para desarrollo mixto) granted to Pemex, or, on an exceptional basis, through E&P agreements awarded pursuant to a public bidding process conducted by SENER. Entitlements and E&P agreements are subject to different regulatory regimes. For more information, see “ —Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina” and “ —Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Mexico.”

We are subject to several environmental laws and regulations promulgated by local and federal governments in Argentina and Mexico which may affect the utilization of the assets. In addition, other environmental issues may influence the Company’s use of property, plant and equipment. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—The oil and gas industry is subject to particular operational and economic risks” and “ —ESG Matters.”

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

ITEM 5.A	OPERATING RESULTS

The table below presents our selected financial data as of and for each of the years in the three-year period ended December 31, 2024. Our historical results for any prior period do not necessarily indicate results to be expected for any future period.

The selected consolidated statement of comprehensive income for the years ended December 31, 2024, 2023 and 2022 and the selected consolidated statement of financial position as of December 31, 2024, and 2022, have been prepared in accordance with IFRS Accounting Standards as issued by the IASB and have been derived from our Audited Financial Statements included elsewhere in this annual report.

The entire summary financial information included in the following tables is denominated in U.S. Dollars. The financial data that has been derived from our Audited Financial Statements was prepared in accordance with IFRS Accounting Standards. For further information, see “Presentation of Information—Financial Statements and Information.”

You should read the information below in conjunction with our Audited Financial Statements, including the notes thereto, as well as the sections “Presentation of Information.”

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	(in thousands of US$)
Revenue from contracts with customers	1,647,768	1,168,774	1,187,660

Cost of sales
Operating costs	(116,526)	(94,685)	(133,385)
Crude oil stock fluctuation	1,720	(2,058)	(500)
Royalties and others	(243,950)	(176,813)	(188,677)
Depreciation, depletion and amortization	(437,699)	(276,430)	(234,862)
Other non-cash costs related to the transfer of conventional assets	(33,570)	(27,539)	—

Gross profit	817,743	591,249	630,236

Selling expenses	(140,334)	(68,792)	(59,904)
General and administrative expenses	(108,954)	(70,483)	(63,826)
Exploration expenses	(138)	(16)	(736)
Other operating income	54,127	203,812	26,698
Other operating expenses	(1,261)	302	(3,321)
Reversal (impairment) of long- lived assets	4,207	(24,585)	—

Operating profit	625,390	631,487	529,147

Interest income	4,535	1,235	809
Interest expense	(62,499)	(21,879)	(28,886)
Other financial income (expense)	23,401	(65,484)	(67,556)

Financial income (expense), net	(34,563)	(86,128)	(95,633)

Profit before income tax	590,827	545,359	433,514

Current income tax (expense)	(426,288)	(16,393)	(92,089)
Deferred income tax benefit (expense)	312,982	(132,011)	(71,890)

Income tax (expense)	(113,306)	(148,404)	(163,979)

Profit for the year, net	477,521	396,955	269,535

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
- (Loss) profit from actuarial remediation related to employee benefits	(10,200)	6,565	(4,181)
- Deferred income tax benefit (expense)	3,570	(2,298)	1,463

Other comprehensive income for the year	(6,630)	4,267	(2,718)

Total comprehensive profit for the year	470,891	401,222	266,817

Earnings per share
Basic (US$ per share):	4.979	4.237	3.068
Diluted (US$ per share):	4.633	4.000	2.755
Adjusted EBITDA(1)	1,092,452	870,658	764,540
Adjusted EBITDA Margin(2)	65%	69%	64%
Adjusted Net Income (3)	193,902	491,431	371,775
ROACE (4)	24%	39%	40%

(1)

We calculate Adjusted EBITDA as profit for the year, net, plus income tax expense, financial income (expense), net, depreciation, depletion and amortization, transaction costs related to business combinations and gain from asset disposals, restructuring and reorganization expenses, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and (reversal) impairment of long- lived assets. We present Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our core operations that facilitates period to period comparisons on a consistent basis. Our management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA is not a measure of liquidity or operating performance under IFRS and should not be construed as an alternative to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). See “Presentation of Information—Non-IFRS Financial Measures.”

(2)

We calculate Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers plus Gain from Exports Increase Program. See “Presentation of Information—Non-IFRS Financial Measures.”

(3)

We calculate Adjusted Net Income as profit for the year, net, plus deferred income tax (expense), changes in fair value of warrants, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and (reversal) impairment of long- lived assets. We add back these four adjustments since they are non-cash items that do not reflect the fair net income generation of the Company. See “Presentation of Information—Non-IFRS Financial Measures.”

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

The following table sets forth the reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, Adjusted Net Income and ROACE:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	(in thousands of US$)
Profit for the year, net	477,521	396,955	269,535
Income tax expense	113,306	148,404	163,979
Financial income (expense), net	34,563	86,128	95,633
Depreciation, depletion and amortization	437,699	276,430	234,862
Restructuring and reorganization expenses	—	276	531
(Reversal) impairment of long-lived assets	(4,207)	24,585	—
Gain related to the transfer of conventional assets	—	(89,659)	—
Other non-cash costs related to the transfer of conventional assets	33,570	27,539	—
Adjusted EBITDA	1,092,452	870,658	764,540
Revenue from contracts with customers	1,647,768	1,168,774	1,187,660
Gain from Exports Increase Program	43,911	86,173	—
Adjusted EBITDA Margin	65%	69%	64%

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	(in thousands of US$)
Profit for the year, net	477,521	396,955	269,535
Adjustments:
(+) Deferred Income tax (expense)	(312,982)	132,011	71,890
(+) Changes in the fair value of Warrants	—	—	30,350
(+) (Reversal) impairment of long-lived assets	(4,207)	24,585	—
(+) Gain related to the transfer of conventional assets	—	(89,659)	—
(+) Other non-cash costs related to the transfer of conventional assets	33,570	27,539	—
Adjustments to Net Income	(283,619)	94,476	102,240
Adjusted Net Income	193,902	491,431	371,775

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	(in thousands of US$)
Current and non-current borrowings	1,448,567	616,055	549,332
Cash, bank balances and other short-term investments	764,307	213,253	244,385
Net Debt	684,260	402,802	304,947

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	(in thousands of US$)
Adjusted EBITDA	1,092,452	870,658	764,540
Depreciation, depletion and amortization	(437,699)	(276,430)	(234,862)
Gain related to the transfer of conventional assets	—	89,659	—
Other non-cash costs related to the transfer of conventional assets	(33,570)	(27,539)	—
Average current and non-current borrowings	1,032,311	582,694	580,153
Average current and non-current lease liabilities	83,064	49,831	28,134
Average total shareholders’ equity	1,434,114	1,045,538	704,660
ROACE	24%	39%	40%

Selected Consolidated Statement of Financial Position

	As of December 31, 2024	As of December 31, 2023
Assets
Noncurrent assets
Property, plant and equipment	2,805,983	1,927,759
Goodwill	22,576	22,576
Other intangible assets	15,443	10,026
Right-of-use assets	105,333	61,025
Biological assets	10,027	—
Investments in associates	11,906	8,619
Trade and other receivables	205,268	136,351
Deferred income tax assets	3,565	5,743

Total noncurrent assets	3,180,101	2,172,099

Current assets
Inventories	6,469	7,549
Trade and other receivables	281,495	205,102
Cash, bank balances and other short-term investments	764,307	213,253

Total current assets	1,052,271	425,904

Total assets	4,232,372	2,598,003

Equity and liabilities
Equity
Capital stock	398,064	517,874
Other equity instruments	32,144	32,144
Legal reserve	8,233	8,233
Share-based payments	45,628	42,476
Share repurchase reserve	129,324	79,324
Other accumulated comprehensive income (losses)	(11,057)	(4,427)
Accumulated profit (losses)	1,018,877	571,391

Total equity	1,621,213	1,247,015

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	64,398	383,128
Lease liabilities	37,638	35,600
Provisions	33,058	12,339
Borrowings	1,402,343	554,832
Employee benefits	15,968	5,703
Total noncurrent liabilities	1,553,405	991,602

Current liabilities
Provisions	3,910	4,133
Lease liabilities	58,022	34,868
Borrowings	46,224	61,223
Salaries and payroll taxes	32,656	17,555
Income tax liability	382,041	3
Other taxes and royalties	47,715	36,549
Trade and other payables	487,186	205,055

Total current liabilities	1,057,754	359,386

Total liabilities	2,611,159	1,350,988

Total equity and liabilities	4,232,372	2,598,003

Dividends and Shares
Number of shares	95,285,453	95,355,432

Source of Revenues

Vista is principally engaged in the oil and gas E&P business. Our oil and gas operations derive revenues mainly from the production and sale of crude oil, natural gas, and NGL. During the year ended December 31, 2024, oil sales contributed 95.5% of our total revenues, natural gas sales contributed 4.3% of our total revenues and NGL sales contributed 0.2% of our total revenues. During the year ended December 31, 2023, oil sales contributed 93.9% of our total revenues, natural gas sales contributed 5.8% of our total revenues and NGL sales contributed 0.3% of our total revenues. During the year ended December 31, 2022, oil sales contributed

93.7% of our total revenues, natural gas sales contributed 5.8% of our total revenues and NGL sales contributed 0.5% of our total revenues. During 2024, 2023 and 2022, most of our revenues were generated in Argentina.

Our sales volumes impact directly our results of operations. As reservoir pressure declines, production from a given well, or group of wells, in a formation decreases. Growth in our future production and reserves will depend on the development of our acreage and the corresponding capital expenditure, which will determine our ability to add proved reserves in excess of our production. Accordingly, we plan to maintain our focus on adding reserves by further drilling our shale oil acreage in Vaca Muerta. Our ability to add reserves through acquisitions is dependent on many factors, including prevailing market conditions and our ability to raise capital, obtain regulatory approvals, procure drilling rigs and personnel and successfully identify and consummate acquisitions.

Our business is inherently volatile due to the influence of external factors, such as domestic and international demand, market prices, availability of financial resources for our business plan and its corresponding costs and government regulations. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of current or future financial conditions, results of operations or trends.

We sell our oil and gas to many creditworthy purchasers. Since our production is sold in the commodities market, where several customers or markets are accessible to us, we do not believe the loss of any customer would have a material adverse effect on our business.

Production Results and Other Operating Data

The following table sets forth summary unaudited information about the oil and natural gas historical production volumes and other relevant operating and financial data of the assets we own in Argentina and Mexico. For the year ended December 31, 2024, the historical production volumes and other relevant operating data included below were calculated at their respective working interest percentages. Royalties payable to the Provinces have not been deducted from our net production amounts given that substantially all of our production is currently in Argentina and under Argentine law royalties constitute a production tax payable in cash (and do not give the Provinces a direct interest in such production to make lifting and sales arrangements independently). We account for royalties as cost of sales.

	As of the year ended December 31
	2024	2023	2022
Net production volumes(1):
Oil (MMbbl)	22.1	15.8	14.6
— Argentina	21.9	15.6	14.4
— Mexico	0.2	0.2	0.2
Natural Gas (Bncf)	18.4	15.2	16.5
— Argentina	18.3	15.1	16.5
— Mexico	0.0	0.1	0
NGL (MMboe)	0.1	0.2	0.2
— Argentina	0.1	0.2	0.2
— Mexico	0.0	0	0
Total (MMboe)	25.5	18.7	17.7
— Argentina	25.3	18.4	17.5
— Mexico	0.2	0.2	0.2
Average daily net production (boe/d)	69,660	51,149	48,560
— Argentina	69,046	50,488	48,087
— Mexico	615	661	473
Average realized sales price:
Oil (US$/bbl)	69.2	66.7	72.3
Natural Gas (US$/MMBtu)	3.2	3.5	4.0
NGL (US$/tn)	324.4	351.3	377
Average realized sales price (US$/boe)	61.4	58.4	63.7
Average unit costs (US$/boe)(2):
Operating costs	4.6	5.1	7.5
Royalties (3)	7.2	6.9	8.2
Depreciation, depletion and amortization	17.2	14.8	13.3
Other data (in thousands of US$)
Operating costs	116,526	94,685	133,385
Royalties (3)	184,441	128,723	144,837
Depreciation, depletion and amortization	437,699	276,430	234,862

(1)

Measured based on our working interest. There was no production due to others during the applicable periods. Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline.

(2)

We calculate average unit costs per boe by dividing operating costs, royalties or depreciation, depletion and amortization for the relevant period, as applicable, by average daily net production multiplied by days in each period (365 days for 2022, 365 days for 2023 and 366 days for 2024).

(3)

Measured based on our working interest. Royalties are applied to the total production of the concessions, and are calculated by applying the applicable royalty rate to the production, after discounting certain expenses in order to obtain the value of crude oil, natural gas and liquefied gas volumes at the wellhead.

The	following table highlights certain operating data through the end of the fourth quarter of 2024:

	Three-month period ended December 31, 2024	Three-month period ended September 30, 2024	Three-month period ended June 30, 2024	Three-month period ended March 31, 2024
Average Brent Crude Oil Price (US$/bbl)(1)	74.0	78.5	85.0	81.8
Average Medanito Crude Oil Price (US$/bbl)(2)	66.9	70.3	69.4	67.0
Average Natural Gas Price (US$/MMBtu)(3)	2.7	3.8	3.4	2.7
Net production volumes:
Oil (MMbbl)	6.76	5.84	5.21	4.30
Natural Gas (Bncf)	5.87	4.60	4.06	3.85
NGL (MMboe)	0.04	0.04	0.01	0.02
Total (Mboe)	7.85	6.70	5.94	5.01
Average realized sales price:
Oil (US$/bbl)	67.1	68.4	71.8	70.3
Natural Gas (US$/MMBtu)	2.3	3.8	3.9	2.8
NGL (US$/tn)	360	315	299	236
Lifting Cost (US$/boe)	4.7	4.7	4.5	4.3
Number of conventional wells drilled as operator	0	0	0	0
Number of shale wells drilled as operator	13	12	14	11
Revenue from contracts with customers	471,318	462,383	396,715	317,352

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy and US$/AR$ exchange rate according to Communication “A” 3500 of the BCRA.

Factors Affecting our Results of Operations

Our operations are affected by a number of factors, including:

(i)	the volume of crude oil, natural gas and liquid gas we produce and sell;

(ii)	pricing dynamics and pricing regulation;

(iii)	hydrocarbon export regulations set by the Argentine and Mexican governments and domestic supply requirements;

(iv)	international and domestic prices of crude oil and oil products;

(v)	discount of our oil production to market prices;

(vi)	our capital expenditures and financing availability;

(vii)	supply chain dynamics and cost increases;

(viii)	market demand for hydrocarbon products;

(ix)	operational risks, labor strikes and other forms of public protest;

(x)	taxes, including export taxes;

(xi)	regulation of capital flows;

(xii)	exchange rates;

(xiii)	interest rates; and

(xiv)	changes to demand for hydrocarbon products and related services as the result of global trends such as conflicts, pandemics and consumer behavior.

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

Funding our capital expenditures partially relies on oil prices remaining close to, or higher than, our estimates together with other factors to generate sufficient cash flow. Low oil prices may affect our revenues, which in turn may affect our debt capacity and our capacity to remain within the leverage ratios defined in the covenants in our financing agreements, as well as our cash flow from operations. Our operations, investor confidence and share price could be adversely affected if we are not able to generate enough cash flows to fund our future operating expenses and capital expenditures.

If average realized oil prices are higher than expected, we would have the ability to allocate additional capital to engage in new projects, potential acquisition opportunities and accelerate the pace of existing operations, in all cases leading to a potential increase in our oil and gas production and cash flows.

Our operations results would be adversely affected in the event that our oil and natural gas reserves and the capital return do not meet our expectations. In addition, we focus on several factors when analyzing new investment in our blocks or potential acquisitions. As a consequence, it is uncertain whether we will focus on the development of our current assets or make any acquisitions to increase our current production and reserves. Our business, results from operations and financial condition may be materially affected if we do not deploy the necessary capital expenditures to increase the reserves of our current blocks or increase our reserves through profitable acquisition opportunities.

Availability and Reliability of Infrastructure

Our business depends on the availability and reliability of operating, gathering and treatment facilities in the areas we operate, and the expansion of midstream capacity to take hydrocarbon production to our customers. Prices, together with the availability of equipment and infrastructure, with the corresponding maintenance thereof, affect our ability to follow our investment plan to operate our business, and thus our operations results and financial condition. See “Item 4—Information on the Company—Business Overview—Transportation and Treatment.”

Contractual Obligations

Unconventional concessions have 35-year terms under the Argentine Hydrocarbons Law. To maintain our exploitation rights granted by the provincial executive branch, we are required to comply with certain investment commitments, typically related to the drilling and completion of new wells as per a project pilot approved by the provincial executive branch. These pilots must be executed within a fixed timeframe, typically between three and five years. Operating and maintenance costs may increase significantly due to adverse local or international market conditions, such as local recession, foreign exchange volatility, or high financing costs, which could hinder our ability to meet these investment commitments within the agreed timeframe on commercially reasonable terms, or at all. A substantial and unjustified failure to comply with such investment commitments could ultimately lead to the forfeiture of our exploitation rights, with the provincial executive branch declaring the expiration of the concession, which could materially impact our ability to grow our business. See “Item 5.A Operating Results—Factors Affecting our Results of Operations—Contractual Obligations.”

The Argentine and Mexican Economies

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

The following table sets forth key economic indicators in Argentina during the periods indicated:

	2024	2023	2022	2021	2020
Real GDP (% change) (1)	(1.7)	(1.6)	5.3	10.4	(9.9)
Nominal GDP (in millions of AR$)(1)	579,245,803	191,404,997	82,650,240	46,687,236	27,021,238
CPI variation (in %)(1)	117.8	211.4	94.8	50.9	36.1
Nominal Exchange Rate (in AR$./US$ at period end)(2)	1,032.5	808.5	177.1	102.8	84.1

(1)	Source: INDEC. Preliminary and provisional data are shown as stated by INDEC.
(2)	Source: Data in accordance with foreign exchange rate set forth in Communication “A” 3,500 issued by the BCRA.

For more information on these macroeconomic and political conditions, see “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments.”

Foreign Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates of the Argentine Peso to the U.S. Dollar, expressed in nominal Argentine Pesos per U.S. Dollar (according to Communication “A” 3500 of the BCRA). See “Item 10—Additional Information—Exchange Controls.”

	Average(1)	End of Period
Year Ended December 31, 2020	70.6	84.1
Year Ended December 31, 2021	95.2	102.8
Year Ended December 31, 2022	130.6	177.1
Year Ended December 31, 2023	295.2	808.5
Year Ended December 31, 2024	916.3	1,032.5
Month Ended September 31, 2024	961.8	970.9
Month Ended October 31, 2024	981.6	990.8
Month Ended November 30, 2024	1,001.8	1,011.8
Month Ended December 31, 2024	1,020.7	1,032.5
Month Ended January 31, 2025	1,043.6	1,053.5
Month Ended February 28, 2025	1,058.5	1,064.4
Month Ended March 31, 2025	1,069.0	1,073.9

(1)	Yearly data reflect average of month-end rates. Monthly data reflect average of day-end rates.

Source: Data in accordance with foreign exchange rate set forth in Communication “A” 3,500 issued by the BCRA.

The following tables show, for the periods indicated, certain information regarding the exchange rates of the Mexican Peso to the U.S. Dollar, expressed in nominal Mexican Pesos per U.S. Dollar (price to settle obligations published by Banco de México).

	Average(1)	End of Period
Year Ended December 31, 2019	19.3	18.9
Year Ended December 31, 2020	21.5	19.9
Year Ended December 31, 2021	20.3	20.6
Year Ended December 31, 2022	20.1	19.4
Year Ended December 31, 2023	17.7	17.0
Year Ended December 31, 2024	18.3	20.3
Month Ended September 31, 2024	19.6	19.6
Month Ended October 31, 2024	19.7	20.0
Month Ended November 30, 2024	20.3	20.4
Month Ended December 31, 2024	20.3	20.3
Month Ended January 31, 2025	20.5	20.6
Month Ended February 28, 2025	20.5	20.4
Month Ended March 31, 2025	20.2	20.3

(1)	Reflects average of day-end rates.

Sources: Banco de México

Most of our sales are directly denominated in U.S. Dollars or indexed to the U.S. Dollar. We collect a significant portion of our revenues in Argentine Pesos pursuant to prices which are indexed to the U.S. Dollar, mainly revenues resulting from the sale of crude oil and natural gas, which sales are invoiced in U.S. Dollars using the U.S. Dollar/Argentine Peso exchange rate as of the date of issuance of the invoice payable within a 15- to 57-day payment period. However, our invoices are subject to adjustment to the prevailing U.S. Dollar/Argentine Peso exchange rate in effect as of the date of payment. Any significant increase in the Argentine Peso price as a result of a decline in the Argentine Peso/U.S. Dollar exchange rate could lead to decreased sales volumes as a result of increases in the effective price in Argentine Pesos paid by our customers for natural gas and crude oil. We are exposed to the risk that purchasers of our natural gas and crude oil may be unable to pay amounts owed to us following a material devaluation of the Argentine Peso.

Argentine Foreign Exchange Regulations

Since September 1, 2019, different Argentine governments with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables, and containing the impact of the variations of financial flows on the real economy, foreign exchange controls were reinstated in Argentina. However, Javier Milei’s administration has changed the macroeconomic program to focus on eliminating the federal government’s fiscal deficit and substantially reducing monetary issuance. Despite President Milei announcing that exchange controls would be lifted by the end of 2025, which is one of the main objectives of the current government, no official plan nor timeline for this event has been disclosed. See “Item 10—Additional Information—Exchange Controls.”

The value of the Argentine Peso compared to other currencies depends, among other factors, on the level of international reserves held by the BCRA, which have also shown significant fluctuations in recent years, as well as on the fiscal and monetary policies adopted by the Argentine government. The Argentine macroeconomic environment, in which we operate, was affected by the continuous depreciation of the Argentine Peso, which in turn had a direct impact on our financial and economic position. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Company—We are exposed to foreign exchange risks related to our operations in Argentina and Mexico.”

Policy and Regulatory Developments in Argentina and Mexico

The Argentine and Mexican oil and gas industry have been subject to reforms during the past five years and there can be no assurance that future reforms or reversal of existing ones will not have an adverse impact on our revenues and results of operations. Our business is, to a large extent, dependent upon regulatory conditions prevailing in the countries in which we operate, and our results of operations may be materially and adversely affected by regulatory changes in these countries. Additionally, the regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability.

For more information regarding policy and regulatory developments relating to the oil and gas industry in Argentina, see “Item 4—Information on the Company—Industry and Regulatory Overview—Argentina’s Oil and Gas Industry Overview.” For more information regarding policy and regulatory developments relating to the oil and gas industry in Mexico, see “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview.”

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

Warrants

Under IFRS, a contract to issue a variable number of common shares, such as warrants, should be classified as a financial liability and measured at fair value, with changes in fair value recognized in the consolidated statement of profit or loss and comprehensive income. On March 2, 2023, Vista concluded the process with the CNBV to update the registration of Vista’s warrants in the RNV. These warrants have been accounted for as a liability and are subject to adjustment of their fair market value at each reporting period. The determination of fair market value is subject to assumptions and estimates and changes to these assumptions and estimates could impact the valuation of the warrants, which could in turn have an effect on our consolidated statement of profit or loss and comprehensive income. On March 15, 2023, Vista exercised all outstanding warrants on a cashless basis resulting in the early termination of all outstanding warrants. Holders of the warrants received one series A share for every 31 warrants owned by each holder. Holders only received whole series A shares (not fractions). In addition, holders of warrants received a payment in Mexican Pesos for any fractions held by them. As of the date of this annual report, there are no outstanding warrants.

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

On December 29, 2017, the Argentine government enacted Law No. 27,430 which introduced several changes to the Argentine ITL (as defined below) as well as to other federal taxes. Pursuant to Law No. 27,430 the income tax rate for Argentine companies would be gradually reduced from 35% to 30% commencing on tax periods initiated after January 1, 2018 and through December 31, 2019, and to 25% commencing on tax periods initiated after January 1, 2020 (an additional income tax withholding on actual or presumed dividend distributions to Argentine resident individuals or to foreign resident shareholders was also enacted at a 7% and 13% rate, respectively, so that an aggregate 35% tax burden is completed). On December 23, 2019, the Solidarity Law was published in the Argentine Official Gazette, providing –among many other federal tax aspects, including the creation of the so-called “PAIS Tax”- the suspension of the application of the 25% corporate tax rate for one tax period. Pursuant to further clarifications unofficially made by the Argentine tax authorities, the 25% corporate tax rate (coupled with the 13% income tax withholding on actual or presumed dividend distributions of profits) would be applicable as of tax periods initiated after January 1, 2021. Through Law No. 27,630, the income tax rate applicable to Argentine companies is again modified, establishing a progressive tax rate system with a rate of 25% to 35% based on the accumulated net taxable income and a 7% withholding applicable to any distribution of dividends or profits made by such entities to individuals’ resident in Argentina and to beneficiaries abroad, regardless of the tax period in which such dividends or profits are made available to the shareholders. These amendments are applicable to tax periods beginning on or after January 1, 2021. Despite these changes, there are many transactions and calculations for which the ultimate tax determination is still uncertain. We recognize liabilities for potential tax claims based on estimates of whether additional taxes will be due in the future. For more information, see Note 2.4.14 to our Audited Financial Statements.

Depreciation, Depletion and Amortization

IFRS requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, among other line times, relating to our oil and gas properties. Actual results could differ from such estimates. Depreciation, depletion and amortization rates can fluctuate as a result of development costs, acquisitions, impairments, as well as changes in proved reserves or proved developed reserves. For more information, see Note 2.4.2.1 and 2.4.4 of our Audited Financial Statements.

Oil and Gas Market Conditions

The oil and gas industry is cyclical, and commodity prices are highly volatile. Following the oil price crash during the COVID-19 pandemic, global oil prices returned to pre-pandemic levels by early 2022. In the first half of 2022, Brent crude oil prices increased, driven by the ongoing conflict between Russia and Ukraine, which led to sanctions from several countries, including the United States and European Union member states. These sanctions raised concerns about global energy supply, as Russia was the world’s third-largest oil producer and the largest oil exporter. As a result, Brent crude oil prices rose from US$77.8/bbl on December 31, 2021, to US$85.9/bbl on December 31, 2022, with an annual average of US$99.0/bbl, representing a 39% increase year-over-year.

In 2023, oil demand growth was lower than expected due to weaker economic growth and rising interest rates, leading to a decline in Brent crude oil prices from US$85.9/bbl on December 31, 2022, to US$77.0/bbl on December 31, 2023, with an annual average of US$82.3/bbl, a 17% decrease year-over-year.

During 2024, oil demand growth remained below expectations. Combined with stronger non-OPEC supply growth, this contributed to a further decline in Brent crude oil prices from US$77.0/bbl on December 31, 2023, to US$74.6/bbl on December 31, 2024, with an annual average of US$79.8/bbl, representing a 3% decrease year-over-year.

It is likely that commodity prices will continue to fluctuate due to global supply and demand, inventory supply levels, weather conditions, geopolitical and other factors. Additionally, the oil and gas industry is subject to a number of operational trends, some of which affect the basins where we operate. Oil and gas companies are increasingly utilizing new techniques to lower drilling costs and increase efficiency of operations.

The operating results and cash flows of our business are susceptible to risks related to the volatility of international oil prices. Due to regulatory, economic and government policy factors, oil prices in Argentina in the past have lagged behind the prevailing prices in the international market. Furthermore, Argentina’s government has imposed export duties and other restrictions on exports in the past that have prevented companies from benefiting from the full increase in international oil prices. During 2022, the average annual Brent crude oil price stood at US$99.0/bbl, and our average realization price was US$72.3/bbl, 27% below the average annual Brent crude oil price and 22% below export parity for Medanito oil price, which stood at US$92.7/bbl. During 2023, the average annual Brent crude oil price stood at US$82.3/bbl, and our average realization price was US$66.7/bbl, 19% below the average annual Brent crude oil price and 7% below export parity for Medanito oil price, which stood at US$72.0/bbl. During 2024, the difference between our average realized price and export parity for Medanito oil narrowed to 2%.

The price of natural gas in Argentina has been regulated by a series of government measures intended to ensure domestic supply at affordable prices for end consumers. Therefore, gas producers can elect to sell natural gas to distribution companies in the regulated market at prices established by the relevant authorities. As of December 31, 2024, we sold 9.0 million MMBtu to the regulated internal market under Plan GasAr. See “Item 4—Information on the Company—Industry and Regulatory Overview— Oil and Gas Regulatory Framework in Argentina—Plan GasAr 2020-2024.” Alternatively, gas producers can also (or only) sell their surplus gas production on the deregulated market, either in Argentina or potentially, and subject to meeting certain requirements, through exports. Historically, gas prices in the regulated market have lagged the deregulated and regional market prices. However, this has been reverted during 2023 and 2024. In 2024, our average realization price in the regulated market (i.e., Plan GasAr) was US$3.3/MMBtu and our average realization price in the domestic deregulated market (i.e., sales to industrial clients) was US$1.9/MMBtu.

The following table highlights the quarterly average price trends for crude oil and natural gas in U.S. Dollars for the periods presented:

	2024				2023	2022	2021	2020	2019	2018	2017
	Q4	Q3	Q2	Q1
Average Brent Crude Oil Price (per bbl)(1)	74.0	78.5	85.0	81.8	82.3	99.0	71.0	43.2	43.2	71.7	54.7
Average Medanito Crude Oil Price (per bbl)(2)	66.9	70.3	69.4	67.0	60.8	67.1	53.1	40.6	54.0	65.0	56.5
Average Natural Gas Price (per MMBtu)(3)	2.7	3.8	3.4	2.7	3.4	3.2	2.9	2.3	3.4	4.4	3.8

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy and US$/AR$ exchange rate according to Communication “A” 3500 of the BCRA.

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

Year ended December 31, 2024 compared to year ended December 31, 2023

	Year ended December 31, 2024		Year ended December 31, 2023
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contract with customers	1,647,768	100%	1,168,774	100%
Cost of sales	(830,025)	(50)%	(577,525)	(49)%
Gross profit	817,743	50%	591,249	51%
Selling expenses	(140,334)	(9)%	(68,792)	(6)%
General and administrative expenses	(108,954)	(7)%	(70,483)	(6)%
Exploration expenses	(138)	(0)%	(16)	(0)%
Other operating income	54,127	3%	203,812	17%
Other operating expenses	(1,261)	0%	302	0%
Reversal (impairment) of long- lived assets	4,207	0%	(24,585)	(2)%
Operating profit	625,390	38%	631,487	54%
Interest income	4,535	0%	1,235	0%
Interest expense	(62,499)	(4)%	(21,879)	(2)%
Other financial income (expense)	23,401	1%	(65,484)	(6)%
Financial income (expense), net	(34,563)	(2)%	(86,128)	(7)%
Profit before income tax	590,827	36%	545,359	47%
Current income tax (expense)	(426,288)	(26)%	(16,393)	(1)%
Deferred income tax (expense)	312,982	19%	(132,011)	(11)%
Income tax (expense)	(113,306)	(7)%	(148,404)	(13)%
Profit for the year, net	477,521	29%	396,955	34%
Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or (loss) in subsequent periods
(Loss) profit from actuarial remediation related to employee benefits	(10,200)	(1)%	6,565	1%
Deferred income tax benefit (expense)	3,570	0%	(2,298)	(0)%
Other comprehensive income for the year	(6,630)	0%	4,267	0%
Total comprehensive profit for the year	470,891	29%	401,222	34%
Earnings per share
Basic (In US$ per share):	4.979	N/A	4.237	N/A
Diluted (In US$ per share):	4.633	N/A	4.000	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenues from crude oil sales	1,573,069	1,097,316
Revenues from natural gas sales	71,756	67,290
Revenues from NGL sales	2,943	4,168
Revenue from contracts with customers	1,647,768	1,168,774

Total revenue from contracts with customers increased to US$1,647.8 million during the year ended December 31, 2024, compared to US$1,168.8 million during the year ended December 31, 2023. Such increase was mainly driven by oil production growth.

Revenues from crude oil increased to US$1,573.1 million during the year ended December 31, 2024, compared to US$1,097.3 million during the year ended December 31, 2023, which represented 96% and 94% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by an increase in oil sales volumes of 39% and an increase in realized crude oil price of 4% year-over-year.

Total volume of crude oil sold increased to 21.9 MMbbl during the year ended December 31, 2024, compared to 15.7 MMbbl during the year ended December 31, 2023, mainly driven by a 36% production growth year-over-year, which in turn resulted from 50 shale oil wells tied-in during 2024, increasing the total number of cumulative shale wells tied-in to 149 at year-end. This activity boosted oil production, which increased 39% year-over-year during 2024.

Average realized crude oil sales prices increased to US$69.2/bbl during the year ended December 31, 2024, compared to US$66.7/bbl during the year ended December 31, 2023. Such increase was mainly driven by a 12% increase in domestic prices (including 37% of domestic volumes sold at export parity prices, up from 9% during 2023) and partially offset by a decrease in export prices of 2%.

In 2024, 10.6 MMbbl of crude oil, or 49% of total crude oil volumes, were sold to export markets for a total revenue of US$807.5 million, which, net of export duties of US$59.5 million, amounted to US$748.0 million. In 2023, 8.2 MMbbl of crude oil, or 52% of total crude oil volumes, were sold to export markets for a total revenue of US$642.2 million, which, net of export duties of US$48.4 million, amounted to US$593.8 million. Combining sales to international and domestic markets, 68% of our sales were conducted at export parity prices, an increase from 57% in 2023.

Revenues from natural gas increased to US$71.8 million during the year ended December 31, 2024, compared to US$67.3 million during the year ended December 31, 2023, which represented 4% and 6% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by a 17% increase in natural gas sales volumes and partially offset by a 9% decrease in realized natural gas prices.

Total volume of natural gas sold increased to 3.9 MMboe during the year ended December 31, 2024, compared to 3.3 MMboe during the year ended December 31, 2023.

The average realized natural gas sales price was US$3.2/MMBtu during the year ended December 31, 2024, a 9% decrease compared to US$3.5/MMBtu during the year ended December 31, 2023. Such decrease was mainly driven by lower prices to industrial customers at US$1.9/MMBtu in 2024, compared to US$2.3/MMBtu in 2023.

Revenues from NGL decreased to US$2.9 million during the year ended December 31, 2024, compared to US$4.2 million during the year ended December 31, 2023, which represented less than 1% of our total revenue from contracts with customers during both periods.

During the year ended December 31, 2024, 99% of our revenue was generated by our oil and gas properties in Argentina, as well as during the year ended December 31, 2023.

Cost of Sales

	For the year ended December 31, 2024	For the year ended December 31, 2023
	(in thousands of US$)
Operating costs	(116,526)	(94,685)
Crude oil stock fluctuation	1,720	(2,058)
Depreciation, depletion and amortization	(437,699)	(276,430)
Royalties and others	(243,950)	(176,813)
Other non-cash costs related to the transfer of conventional assets	(33,570)	(27,539)
Cost of sales	(830,025)	(577,525)

Cost of sales increased to US$830.0 million during the year ended December 31, 2024, compared to US$577.5 million during the year ended December 31, 2023. Total cost of sales included operating costs, fluctuations in the inventory of crude oil, depreciation, depletion and amortization, royalties and others, and other non-cash costs related to the transfer of conventional assets.

Operating costs increased to US$116.5 million during the year ended December 31, 2024, compared to US$94.7 million during the year ended December 31, 2023, which represented 14% and 16% of our total cost of sales, respectively. Operating costs per produced barrel decreased to US$4.6/boe during the year ended December 31, 2024, from US$5.1/boe during the year ended December 31, 2023. This decrease was primarily driven by the dilution of fixed costs due to production growth and partially offset by inflation in U.S. Dollars impacting Argentine Peso-denominated expenditures.

The crude oil stock fluctuation increased to a gain of US$1.7 million during the year ended December 31, 2024, compared to a loss of US$2.1 million during the year ended December 31, 2023. This was primarily due to the increase in crude oil stock at the end of the period.

Depreciation, depletion and amortization increased to US$437.7 million during the year ended December 31, 2024, compared to US$276.4 million during the year ended December 31, 2023, which represented 53% and 48% of our total cost of sales, respectively. This increase was primarily driven by higher capital expenditures and total production in 2024 compared to 2023.

Royalties and others increased to US$244.0 million during the year ended December 31, 2024, compared to US$176.8 million during the year ended December 31, 2023, which represented 29% and 31% of our total cost of sales, respectively. This increase was primarily driven by the above-mentioned increase in crude oil production and prices.

Other non-cash costs related to the transfer of conventional assets was US$33.6 million during the year ended December 31, 2024, compared to US$27.5 million during the year ended December 31, 2023, which represented 4% and 5% of our total cost of sales, respectively. These non-cash were mainly related to the Conventional Assets Transaction.

Gross Profit

Gross profit increased to US$817.7 million during the year ended December 31, 2024, compared to US$591.2 million during the year ended December 31, 2023, which represented 50% and 51% of our total revenue from contracts with customers, respectively.

Selling Expenses

Selling expenses increased to US$140.3 million during the year ended December 31, 2024, compared to US$68.8 million during the year ended December 31, 2023, which represented 9% and 6% of our total revenue from contracts with customers, respectively. This increase was primarily driven by an increase of 167% in transport costs due to a higher amount of crude oil volumes transported by trucks in 2024 compared to 2023.

General and Administrative Expenses

General and administrative expenses increased to US$109.0 million during the year ended December 31, 2024, compared to US$70.5 million during the year ended December 31, 2023, which represented 7% and 6% of our total revenue from contracts with customers, respectively. This increase was primarily driven by a 61% increase in salaries and payroll taxes, a 51% increase in share-based payments and a 414% increase in taxes, rates and contributions, in all cases during 2024 compared to 2023.

Exploration Expenses

Exploration expenses increased to US$0.14 million during the year ended December 31, 2024, compared to US$0.02 million during the year ended December 31, 2023.

Other Operating Income

Other operating income decreased to US$54.1 million during the year ended December 31, 2024, compared to US$203.8 million during the year ended December 31, 2023. This decrease was mainly driven by (i) no gains related to the Conventional Assets Transaction in 2024, compared to US$89.7 million in 2023, (ii) US$36.0 million of lower gains from the Exports Increase Program, and (iii) US$24.4 million lower gains related to the gain from the Farm-out Agreements with Trafigura.

Other Operating Expenses

Other operating expenses resulted in a loss of US$1.3 million during the year ended December 31, 2024, compared to a gain of US$0.3 million during the year ended December 31, 2023.

Impairment of Long-lived Assets

Impairment of long-lived assets resulted in a gain of US$4.2 million during the year ended December 31, 2024, related to the concessions CS-01 in Mexico, compared to a loss of US$24.6 million during the year ended December 31, 2023.

Operating Profit

Operating profit decreased to US$625.4 million during the year ended December 31, 2024, compared to US$631.5 million during the year ended December 31, 2023, which represented 38% and 54% of our total revenue from contracts with customers, respectively.

Interest Income

Interest income increased to US$4.5 million during the year ended December 31, 2024, compared to US$1.2 million during the year ended December 31, 2023.

Interest Expense

As of December 31, 2024, the interest expense increased to US$62.5 million from US$21.9 million for the year ended December 31, 2023. This increase was primarily due to new debt issuances at a higher interest rate.

Other Financial Results

Other financial results totaled a gain of US$23.4 million for the year ended December 31, 2024, compared to a loss of US$65.5 million for the year ended December 31, 2023. This change was primarily driven by the remeasurement of borrowings arising from financial liabilities incurred in Argentina, adjusted by the reference stabilization ratio (“UVA”), recorded in 2023, and a 156% decrease in other financial results, partially offset by a 102% increase in net foreign exchange rate changes.

Profit Before Income Taxes

Profit before income taxes totaled US$590.8 million during the year ended December 31, 2024, compared to US$545.4 million during the year ended December 31, 2023.

Income Tax expense

Our income tax expenses totaled US$113.3 million during the year ended December 31, 2024, compared to US$148.4 million during the year ended December 31, 2023. This change was primarily driven by a net effect of (i) an increase in current income tax expenses from US$16.4 million in 2023 to US$426.3 million in 2024, and (ii) a decrease in deferred income tax, from a an expense of US$132.0 million in 2023 to a gain of US$312.9 million in 2024, mainly driven by the deferred tax inflation adjustment from our main subsidiary Vista Argentina, and the depreciation of the Argentine Peso with respect to the U.S. Dollar affecting the Company’s tax deductions of nonmonetary assets.

Profit for the year, net

During the year ended December 31, 2024, the profit for the year, net totaled US$477.5 million, compared to US$397.0 million during year ended December 31, 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

	Year ended December 31, 2023		Year ended December 31, 2022
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contract with customers	1,168,774	100%	1,187,660	100%
Cost of sales	(577,525)	(49)%	(557,424)	(47)%
Gross profit	591,249	51%	630,236	53%
Selling expenses	(68,792)	(6)%	(59,904)	(5)%
General and administrative expenses	(70,483)	(6)%	(63,826)	(5)%
Exploration expenses	(16)	(0)%	(736)	(0)%
Other operating income	203,812	17%	26,698	2%
Other operating expenses	302	0%	(3,321)	(0)%
Reversal (Impairment) of long- lived assets	(24,585)	(2)%	—	0%
Operating profit	631,487	54%	529,147	45%
Interest income	1,235	0%	809	0%
Interest expense	(21,879)	(2)%	(28,886)	(2)%
Other financial income (expense)	(65,484)	(6)%	(67,556)	(6)%
Financial income (expense), net	(86,128)	(7)%	(95,633)	(8)%
Profit before income tax	545,359	47%	433,514	37%
Current income tax (expense)	(16,393)	(1)%	(92,089)	(8)%
Deferred income tax (expense)	(132,011)	(11)%	(71,890)	(6)%
Income tax (expense)	(148,404)	(13)%	(163,979)	(14)%
Profit for the year	396,955	34%	269,535	23%
Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or (loss) in subsequent periods
(Loss) profit from actuarial remediation related to employee benefits	6,565	1%	(4,181)	(0)%
Deferred income tax benefit (expense)	(2,298)	(0)%	1,463	0%
Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes	4,267	0%	(2,718)	(0)%
Total comprehensive profit for the year	401,222	34%	266,817	22%
Earnings per share
Basic (In US$ per share):	4.237	N/A	3.068	N/A
Diluted (In US$ per share):	4.000	N/A	2.755	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenues from crude oil sales	1,097,316	1,113,411
Revenues from natural gas sales	67,290	68,663
Revenues from NGL sales	4,168	5,586
Revenue from contracts with customers	1,168,774	1,187,660

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

Average realized crude oil sales prices decreased to US$66.7/bbl during the year ended December 31, 2023, compared to US$72.3/bbl during the year ended December 31, 2022, a decrease that was mainly driven by a lower Brent crude oil price, which decreased 17% during 2023 compared to 2022, on average.

In 2023, 8.2 MMbbl of crude oil, or 52% of total crude oil volumes, were sold to export markets for a total revenue of US$642.2 million, which, net of export duties of US$48.4 million, amounted to US$593.8 million. In 2022, 6.6 MMbbl of crude oil, or 44% of total crude oil volumes, were sold to export markets for a total revenue of US$605.0 million, which, net of export duties of US$45.4 million, amounted to US$559.6 million.

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

Cost of Sales

	For the year ended December 31, 2023	For the year ended December 31, 2022
	(in thousands of US$)
Operating costs	(94,685)	(133,385)
Crude oil stock fluctuation	(2,058)	(500)
Depreciation, depletion and amortization	(276,430)	(234,862)
Royalties and others	(176,813)	(188,677)
Other non-cash costs related to the transfer of conventional assets	(27,539)	—
Cost of sales	(577,525)	(557,424)

Cost of sales increased to US$577.5 million during the year ended December 31, 2023, compared to US$557.4 million during the year ended December 31, 2022. Total cost of sales included operating costs, fluctuations in the inventory of crude oil, depreciation, depletion and amortization, royalties and others, and other non-cash costs related to the transfer of conventional assets.

Operating costs decreased to US$94.7 million during the year ended December 31, 2023, compared to US$133.4 during the year ended December 31, 2022, which represented 16% and 24% of our total cost of sales, respectively. Operating costs per produced barrel decreased to US$5.1/boe during the year ended December 31, 2023, from US$7.5/boe during the year ended December 31, 2022. This decrease was primarily driven by the savings generated by the Conventional Assets Transaction to fully-focus on shale oil operations as of March 1, 2023, economies of scale driven by production volume growth, and focus on cost efficiency.

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

Other Operating Income

Other operating income increased to US$203.8 million during the year ended December 31, 2023, compared to US$26.7 million during the year ended December 31, 2022. This increase was mainly driven by the gains related to the Conventional Assets Transaction and the gains related to the repatriation of 27% of the export proceeds of the fourth quarter of 2023 at the bluechip swap exchange rate, as per applicable regulations.

Other Operating Expenses

Other operating expenses resulted in a gain of US$0.3 million during the year ended December 31, 2023, compared to a loss of US$3.3 million during the year ended December 31, 2022.

Impairment of Long-Lived Assets

Impairment of long-lived assets was US$24.6 million during the year ended December 31, 2023, mainly related to the concession CS-01 in Mexico, compared to null during the year ended December 31, 2022.

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

Other Financial Results

Other financial results totaled a loss of US$65.5 million for the year ended December 31, 2023, compared to a loss of US$67.6 million for the year ended December 31, 2022. This change was primarily due to a 183% decrease in the discount of assets and liabilities at present value, a 210% decrease in changes in the fair value of financial assets and a 45% in net changes in foreign exchange rate, partially offset by a 36% increase in revaluations of loans originated by financial liabilities incurred in Argentina adjusted by the UVA.

Profit Before Income Taxes

Profit before income taxes totaled a gain of US$545.4 million during the year ended December 31, 2023, compared to a loss of US$433.5 million during the year ended December 31, 2022.

Income Tax expense

Our income tax expenses totaled a loss of US$148.4 million during the year ended December 31, 2023, compared to a loss of US$164.0 million during the year ended December 31, 2022. This change was primarily driven by a net effect of (i) an decrease in current income tax expenses from US$92.1 million to US$16.4 million compared to the year ended December 31, 2022, and (ii) an increase in deferred income tax expense of US$132.0 million in 2023, compared to US$71.9 million in 2022, mainly driven by the deferred tax inflation adjustment from our main subsidiary Vista Argentina, and the depreciation of the Argentine Peso with respect to the U.S. Dollar affecting the Company’s tax deductions of non-monetary assets.

Profit for the year, net

During the year ended December 31, 2023, the profit for the year, net totaled US$397.0 million, compared to US$269.5 million during year ended December 31, 2022.

ITEM 5.B	LIQUIDITY AND CAPITAL RESOURCES

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

•	changes in oil, natural gas and liquid gas prices and our ability to generate cash flows from our operations;

•	our capital expenditure requirements; and

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness.

On August 15, 2017, we completed our US$650 million initial global offering of 65,000,000 series A shares and 65,000,000 warrants exercisable for such series A shares (“Warrants”), generating net proceeds to us, after offering expenses, of US$640 million. The series A shares and warrants issued pursuant to our initial global offering are listed on the Mexican Stock Exchange.

As of the date of this annual report, there are no outstanding warrants as a result of the automatic exercise of all outstanding warrants on a cashless basis. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

Concurrently with our initial global offering, Vista Sponsor Holdings, L.P. and the Executive Team purchased a total of 29,680,000 warrants exercisable for series A shares in a private placement (“Sponsor Warrants”), generating gross proceeds to us of US$14,840,000. The Sponsor Warrants were identical to and fungible with the Warrants. As of the date of this annual report, there are no outstanding Sponsor Warrants as a result of the automatic exercise of all outstanding warrants on a cashless basis. See “Item 10—Additional Information—Memorandum and Articles of Association—Warrants.”

On April 4, 2018, the date we consummated our acquisition of certain assets from Pampa Energia S.A. and Pluspetrol Resources Corporation:

we entered into a bridge loan agreement (“Bridge Loan”) with Citibank, N.A., Credit Suisse AG Cayman Islands Branch and Morgan Stanley Senior Funding, Inc. in an aggregate principal amount equal to US$260.0 million, maturing on February 11, 2019, bearing interest at a variable rate between 3.25% and 5%. The Bridge Loan was prepaid in full on or about July 19, 2018 with the proceeds of the Credit Agreement.

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

For more information on this acquisition, please see “Presentation of Information—The Initial Business Combination” in Vista’s annual report on Form 20-F filed with the SEC on April 30, 2020.

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

Indebtedness

As of December 31, 2024, we had a total outstanding indebtedness of US$1,448.6 million.

The following table summarizes the Company’s outstanding debt obligations, including bilateral loan agreements, bond issuances, and other financing arrangements as of December 31, 2024. These obligations include secured and unsecured loans, corporate bonds issued under the Company’s Notes Program, and other credit facilities, each with varying maturities, interest rates, and repayment structures.

Bond / Bank loan	Nominal amount	Outstanding	Interest Rate	Maturity	Amortization
	(in millions of US$)
Series VI (1)	10.00	0.00	3.24%	04/12/2024	Bullet
Series XI (1)	9.20	0.00	3.48%	27/08/2025	Bullet
Series XII	100.80	97.47	5.85%	27/08/2031	Fifteen semi-annual installments from August 27, 2024 until maturity date
Series XIII (1)	43.50	0.00	6.00%	08/08/2024	Bullet
Series XIV (1)	40.51	0.00	6.25%	10/11/2025	Bullet
Series XV	13.50	13.54	4.00%	20/01/2025	Bullet
Series XVI	104.30	103.95	0.00%	06/06/2026	Bullet
Series XVII	39.10	37.81	0.00%	06/12/2026	Bullet
Series XVIII	118.50	115.66	0.00%	03/03/2027	Bullet
Series XIX	16.50	16.41	1.00%	03/03/2028	Bullet
Series XX	13.50	13.48	4.50%	20/07/2025	Bullet
Series XXI	70.00	67.17	0.99%	11/08/2028	Bullet
Series XXII	14.70	14.66	5.00%	05/06/2026	Bullet
Series XXIII	92.20	73.31	6.50%	06/03/2027	Bullet
Series XXIV	46.60	46.86	8.00%	03/05/2029	Four semi-annual installments from November 3, 2027, until maturity date
Series XXV	53.20	53.11	3.00%	08/07/2028	Bullet
Series XXVI	150.00	151.57	7.65%	10/10/2031	Three consecutive annual installments from October 10, 2029 until maturity date
Series XXVII(2)	600.00	597.42	7.63%	10/12/2035	Three consecutive annual installments from December 10, 2033 until maturity date
Santander International	11.70(3)	0.07	1.80%	20/01/2026	Bullet
Santander International	43.50(3)	0.08	2.05%	02/07/2026	Bullet
Santander International	13.50(3)	0.03	2.45%	04/01/2027	Bullet
ConocoPhillips	25.00	25.84	SOFR + 2%	26/09/2026	Bullet
Citibank	20.00	20.01	5.00%	26/04/2026	Bullet
Patagonia	0.55	0.14	11.0%	08/01/2025	Bullet
Total		1,448.6

(1)	As of December 31, 2024, these bond series had been repaid in full.
(2)

On December 10, 2024, Vista Argentina issued US$600 million aggregate principal amount of 7.625% senior notes due 2035 (the “2035 Notes”) under the Notes Program. The offering of the 2035 Notes was conducted as a private placement in the United States under Rule 144A and an offshore offering in reliance on Regulation S of the Securities Act.

(3)	As of December 31, 2024, it includes US$24.35 million of collateralized capital. The carrying amount corresponds to interest.

As of the date of this annual report, we are not in arrears in the payment of principal and interest, as applicable, on any of the aforementioned bonds and loans.

Other Contractual Obligations

As of December 31, 2024, the Company also has other commitments and contractual obligations as follows:

	Payments due by period
	Total	Short Term (less than one year)	Long Term (more than one year)
	(in thousands of US$)
Employee Benefit Plan	12,367	1,339	11,028
Lease Agreements	116,328	63,004	53,324

Total	128,695	64,343	64,352

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

During the year ended December 31, 2024, we made total capital expenditures of US$1,296.8 million. During the year ended December 31, 2023, we made total capital expenditures of US$734.3 million. During the year ended December 31, 2022, we made total capital expenditures of US$540.0 million.

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

According to our best estimates, as of the date of this annual report, our remaining investment commitments include drilling and completing nine development wells, executing 44 workovers, and abandoning 21 wells in Entre Lomas, 25 de Mayo–Medanito SE, and Jagüel de los Machos.

Pursuant to the Conventional Assets Transaction agreement, Aconcagua has assumed all past investment commitments, along with the associated costs, taxes, and royalties related to the CAT Exploitation Concessions.

Capital expenditures related to these commitments amount to an estimated US$40 million. For more information on these investment commitments, see Note 29 to our Audited Financial Statements.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash flows provided by (used in)
Operating activities	959,026	712,033	689,771
Investing activities	(1,051,876)	(699,313)	(582,712)
Financing activities	641,211	19,556	(143,201)
Net increase (decrease) in cash and cash equivalents	548,361	32,276	(36,142)

The ability of our Argentine entities to purchase non-Argentine currency in Argentina and to transfer any funds in the form of dividends, loans or advances to any non-Argentine entities (including affiliates) is subject to certain foreign exchange restrictions, as further described in “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations” and “Item 10—Additional Information—Exchange Controls—Specific Provisions For Income From The Foreign Exchange Market.”

Cash Flows Provided by Operating Activities

For the year ended December 31, 2024, net cash generated by operating activities was US$959.0 million, primarily driven by an operating profit of US$625.4 million.

For the year ended December 31, 2023, net cash generated by operating activities was US$712.0 million, primarily driven by an operating profit of US$631.5 million.

For the year ended December 31, 2022, net cash generated by operating activities was US$689.8 million, primarily driven by an operating profit of US$529.1 million.

Cash Flows Used in Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was US$1,051.9 million, mainly due to payments of US$1,052.5 million for the acquisition of property, plant and equipment.

For the year ended December 31, 2023, net cash used in investing activities was US$699.3 million, mainly due to payments of US$688.4 million for the acquisition of property, plant and equipment.

For the year ended December 31, 2022, net cash used in investing activities was US$582.7 million, mainly due to payments of US$479.0 million for the acquisition of property, plant and equipment, and the payment of US$115.0 million for the acquisition of assets of AFBN. The cash flow used in investing activities was mainly spent in the development of Vaca Muerta in Bajada del Palo Oeste and Aguada Federal.

Cash Flows Provided by (used in) Financing Activities

During the year ended December 31, 2024, cash used in financing activities was US$641.2. This was primarily due to new loans for US$1,320.9 million, which was partially offset by loan principal repayments of US$470.4 million and share repurchases for US$99.8 million.

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

ITEM 5.C	RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES, ETC.

Not applicable.

ITEM 5.D	TREND INFORMATION

See “Item 4—Information on the Company—Industry and Regulatory Overview.”

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry.” You should also read our discussion of the risks and uncertainties that affect our business in “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments.”

ITEM 5.E	CRITICAL ACCOUNTING ESTIMATES

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

Name	Position	Independent*	Age	Appointed	Term Expires on
Miguel Galuccio	Chairman	No	56	2017	No expiration date
Susan L. Segal	Director	Yes	72	2017	No expiration date
Mauricio Doehner Cobian	Director	Yes	50	2017	No expiration date
Pierre-Jean Sivignon	Director	Yes	68	2018	No expiration date
Gerard Martellozo	Director	Yes	69	2022	No expiration date
Germán Losada	Director	Yes	40	2022	No expiration date

*	Independent under NYSE standards, applicable SEC rules and the CNBV Rules.

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

Audit Committee

The members of our Audit Committee are:

•	Pierre-Jean Sivignon (chair);

•	Mauricio Doehner Cobian;

•	Germán Losada; and

•	Gerard Martellozo.

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

Compensation Committee

The members of our Compensation Committee are:

•	Gerard Martellozo (chair);

•	Pierre-Jean Sivignon;

•	Mauricio Doehner Cobian;

•	Germán Losada; and

•	Susan L. Segal

For a detailed description of the operation and authorities of our audit committee, see “Item 10—Additional Information—Memorandum and Articles of Association—Audit and Corporate Practices Committees.”

Agreements with Directors

There are no agreements between us and the members of our Board of Directors that provide for any benefits upon termination of their designation as directors. None of our directors maintains service contracts with us except as described in “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Executive Team

The following table sets forth the members of our Executive Team as of the date of this annual report.

Name	Position	Age	Appointment
Miguel Galuccio	Chairman and Chief Executive Officer	56	August 1, 2017
Pablo Manuel Vera Pinto	Chief Financial Officer	47	August 1, 2017
Juan Garoby	Chief Technology Officer	54	August 1, 2017
Alejandro Cherñacov	Strategic Planning and Investor Relations Officer	43	August 1, 2017
Matías Weissel	Chief Operations Officer	39	January 14, 2025

Miguel Galuccio. See “Item 6—Directors, Senior Management and Employees—Board of Directors.”

Pablo Manuel Vera Pinto has served as our Chief Financial Officer since August 1, 2017, and has been involved with us since our incorporation on March 22, 2017. From October 2012 to February 2017, he held the position of Director of Business Development at YPF. Mr. Vera Pinto also served as Director of Transformation at YPF from May 2012 to September 2012 and was a member of the boards of directors of several YPF-related companies, including the fertilizer company Profertil S.A. (a joint venture between Agrium of Canada and YPF), the electricity generation company Central Dock Sud S.A. (a partnership between Enel of Italy, YPF, and Pan American), and the gas distribution company MetroGAS S.A. (controlled by YPF and acquired from BG in 2012). Prior to his work at YPF, Mr. Vera Pinto collaborated with a private investor group specializing in restructuring. Over his career, he has gained extensive experience in operational and financial management, having served as Restructuring Manager, CFO, and CEO of various controlled companies. He also held positions in strategic consulting with McKinsey & Company in Europe and in investment banking at Credit Suisse First Boston in New York. Mr. Vera Pinto holds an undergraduate degree in Economics from Universidad Torcuato Di Tella in Buenos Aires and an MBA from INSEAD in Fontainebleau, France.

Juan Garoby has served as our Chief Technology Officer since January 14, 2025. Prior to this role, he served as Chief Operations Officer from August 1, 2017, to January 14, 2025. He has been involved with us since our incorporation on March 22, 2017. Mr. Garoby served as Interim Vice President of Exploration & Production at YPF from August 2016 to October 2016, Head of Drilling and Completions from April 2014 to August 2016, and Head of Unconventional from June 2012 to April 2014, during which time he also served as President of YPF Servicios Petroleros S.A., a YPF-owned drilling contractor. Prior to his tenure at YPF, Mr. Garoby worked at SLB as Operations Manager for Europe and Africa. He has also held several positions at Baker Hughes, including Director of Baker Hughes do Brasil, Country Manager of Baker Hughes Centrilift Brazil, and Country Manager of Baker Hughes Centrilift Ecuador & Peru. Mr. Garoby holds a bachelor’s degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires (ITBA) in Argentina.

Alejandro Cherñacov has served as our Strategic Planning and Investor Relations Officer since August 1, 2017, and has been involved with us since our incorporation on March 22, 2017. Mr. Cherñacov served as Chief Financial Officer at Jagercor Energy Corp, a small-cap Canadian Securities Exchange-listed E&P company, from January 2015 to February 2017. Previously, he served as Investor Relations Officer at YPF, where he was responsible for repositioning the company in both local and international capital markets. Mr. Cherñacov held several positions in YPF’s E&P department, with his last role being responsible for the upstream portfolio management process across Argentina, Brazil, and Bolivia. Mr. Cherñacov holds a bachelor’s degree in economics from the Universidad de Buenos Aires, a master’s degree in finance from the Universidad Torcuato Di Tella in Buenos Aires, and a professional certificate in strategic decision and risk management from Stanford University in Palo Alto, California.

Matías Weissel has served as our Chief Operations Officer since January 14, 2025, and has been involved with us since April 2018. From April 2018 to January 14, 2025, he held the position of Operations Manager, overseeing Vista’s operations in Vaca Muerta. Between 2010 and 2018, Mr. Weissel worked at YPF, where he was part of the teams responsible for developing Vaca Muerta. During his tenure, he held various positions, including Project Leader for Loma Campana and Manager of Unconventional Projects. Mr. Weissel holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA).

Javier Rodríguez Galli has served as our General Counsel since August 1, 2017. Mr. Rodríguez Galli is a partner at the law firm Bruchou & Funes de Rioja – Abogados, with offices in Buenos Aires, Argentina, where he has led the Oil and Gas practice area since joining the firm in 2005. In recent years, he has acted as legal counsel for various international oil companies that have invested in Argentina, particularly in the development of shale hydrocarbons. In December 2014, he advised Petronas, the national oil company of Malaysia, in its negotiations and agreements with YPF that led to the joint venture between the two companies in the La Amarga Chica area in Neuquén to produce shale. Mr. Rodríguez Galli is currently a board member of Petronas E&P Argentina, S.A. He has also participated in numerous national and international negotiations related to oil and gas acquisitions, divestments, joint ventures, and strategic alliances and has extensive experience in corporate matters. From 1999 to 2005, he served as General Counsel for Molinos Río de la Plata, an Argentine leader in food and commodities controlled by the Pérez Companc family. From 1993 to 1999, he was an in-house counsel at YPF, Argentina’s largest oil and gas company, providing legal services to its international business development group. Mr. Rodríguez Galli graduated with honors from the Law School of Universidad de Buenos Aires in 1991, obtained a master’s degree from the London School of Economics in 1993, and a diploma from the College of Petroleum and Energy Studies at Oxford University in 1996.

Actions by our Executive Team

Our Chief Executive Officer and the other relevant officers (including members of our Executive Team) are required under the Mexican Securities Market Law to focus their activities on maximizing shareholder value in our Company. Our Chief Executive Officer and senior management may be held liable for damages to us, our subsidiaries and others for the following: (i) favoring a single group of shareholders, (ii) approving transactions between us, or our subsidiaries, with related persons without complying with applicable legal requirements, (iii) taking advantage of our subsidiaries’ assets for their own personal gain contrary to Company policy (or authorizing a third-party to do so on their behalf), (iv) making inappropriate use of our, or our subsidiaries’ non-public information or (v) knowingly disclosing or revealing false or misleading information.

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

Compensation

During the year ended December 31, 2024, the aggregate remuneration paid by the Company to key management personnel for services in all capacities to the Issuer and its subsidiaries was US$49.6 million.

During the year ended December 31, 2024, the remuneration paid by the Issuer to each member of the Board of Directors, excluding the Chairman of the Board and the Chief Executive Officer, consisted of: (i) a fee of US$80,000, plus an additional US$30,000 for each Committee Chair, payable in four quarterly installments, and (ii) 10,000 series A shares, pursuant to the terms of the LTIP. The right to receive such remuneration was contingent upon attendance at a minimum of four meetings of the Company’s Board of Directors during the 2024 fiscal year.

Long-Term Incentive Plan

On March 22, 2018, a shareholders’ meeting authorized the Plan (as defined above). The purpose of the plan is to provide the means for the Company and its subsidiaries to attract and retain talented people as officers, directors, employees and consultants which are key to the Company and its subsidiaries, enhancing the profitable growth of the Company and its subsidiaries. That same shareholders’ meeting vested our Board of Directors with the authority to administer the Plan and approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Share purchase plans are classified as equity-settled transactions on the grant date. As of the date of this annual report, 471,260 Restricted Stock, 1,736,144 Stock Options, and 2,494,463 Performance Restricted Stock are outstanding under the Plan. The exercise prices and expiration dates of the Stock Options outstanding under the Plan are as follows (i) 110,000 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (ii) 40,650 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, (iii) 493,828 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (iv) 513,378 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, (v) 385,203 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, (vi) 8,998 Stock Options at an exercise price of US$32.02 per series A share, expiring on February 20, 2034, and (vii) 184,087 Stock Options at an exercise price of US$54.09 per series A share, expiring on January 2, 2035. The following paragraphs describe the principal terms and conditions of the Plan.

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

Business Address of the Members of our Board of Directors and Executive Team

The business address of the members of our Company’s board of directors and the members of our Executive Team is: Torre Mapfre, 18th Floor, 243 Paseo de la Reforma Avenue, Colonia Renacimiento, Alcaldía Cuauhtémoc, Mexico City, 06600, Mexico.

Share Ownership

As of the date of this annual report, Susan Segal, Pierre-Jean Sivignon, Gerard Martellozo, German Losada, Mauricio Doehner Cobian and our Chief Operations Officer held series A shares and/or ADSs of the Company, in each case representing less than 1% of our outstanding shares.

As of the date of this annual report, our Chairman owned (i) 6,245,671 series A shares (a portion of which is held in the form of ADSs), (ii) 597,898 vested Stock Options, (iii) 330,204 unvested Stock Options, (iv) 189,668 Restricted Stock, and (v) 1,112,961 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by the Chairman are as follows (i) 281,186 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 305,895 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, (iii) 223,955 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, and (iv) 117,066 Stock Options at an exercise price of US$54.09 per series A share, expiring on January 2, 2035.

As of the date of this annual report, our Chief Financial Officer owned (i) 1,513,667 series A shares (a portion of which is held in the form of ADSs), (ii) 134,638 vested Stock Options, (iii) 78,923 unvested Stock Options, (iv) 45,528 Restricted Stock, and (v) 284,788 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by our Chief Financial Officer are as follows (i) 61,861 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 67,297 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, (iii) 55,429 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, and (iv) 28,974 Stock Options at an exercise price of US$54.09 per series A share, expiring on January 2, 2035.

As of the date of this annual report, our Chief Technology Officer owned (i) 1,438,504 series A shares (a portion of which is held in the form of ADSs), (ii) 134,638 vested Stock Options, (iii) 49,949 unvested Stock Options, (iv) 30,085 Restricted Stock, and (v) 286,357 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by our Chief Technology Officer are as follows (i) 61,861 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 67,297 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, and (iii) 55,429 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034.

As of the date of this annual report, our Strategic Planning and Investor Relations Officer owned (i) 1,198,381 series A shares (a portion of which is held in the form of ADSs), (ii) 122,399 vested Stock Options, (iii) 71,748 unvested Stock Options, (iv) 41,391 Restricted Stock, and (v) 258,898 Performance Restricted Stock. The exercise prices and expiration dates of the Stock Options held by our Strategic Planning and Investor Relations Officer are as follows (i) 56,238 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 61,179 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, and (iii) 50,390 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, and (iv) 26,340 Stock Options at an exercise price of US$54.09 per series A share, expiring on January 2, 2035.

Except as set forth above, none of our directors or executive officers held Restricted Stock, Performance Restricted Stock or Stock Options, in each case and with respect to each such instrument, representing 1% or more of our outstanding shares as of the date of this annual report.

Employees

As of December 31, 2024, we had 528 employees, of which 510 were in Argentina and 18 in Mexico.

The following table shows the employee headcount for Vista for the periods presented:

	As of December 31,
	2024	2023	2022
Vista	528	470	465

As of December 31, 2024, December 31, 2023, and December 31, 2022, 55%, 54% and 59%, respectively, of our employees in Argentina were represented by one union and benefitted from a collective bargaining agreement between such union and our subsidiaries.

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

As of December 31, 2024, there were also approximately 700 outsourced staff that access our operations on a daily basis to provide services. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Company—We face risks related to certain legal proceedings.”

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

ITEM 6.F	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A	MAJOR SHAREHOLDERS

Our outstanding capital stock consists of two series of shares: series A shares and series C shares, in each case registered with the RNV and listed on the Mexican Stock Exchange. As of December 31, 2024, our capital stock was represented by 95,285,451 series A shares, and two series C shares. As of the date of this annual report, our capital stock was represented by 98,150,716 series A shares, and two series C shares. Each series of shares grants the same rights and obligations to its holders, including corporate and economic rights.

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

Shareholders	Amount	% of class
Series A shares
Al Mehwar Commercial Investments LLC (1)	12,822,581	13.06%
Miguel Galuccio (2)	6,843,569	6.97%

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

(2)

As of the date of this annual report, our Chairman owned (i) 6,245,671 series A shares (a portion of which is held in the form of ADSs), (ii) 597,898 vested Stock Options, (iii) 330,204 unvested Stock Options, (iv) 189,668 Restricted Stock, and (v) 1,112,961 Performance Restricted Stock.

As of December 31, 2024, there were 80,924,355 ADSs outstanding (representing rights to 80,924,355 series A shares or 85% of outstanding series A shares). As of December 31, 2024, there was one registered holder of ADSs in the United States. It is not practicable for us to determine the number of our ADSs or series A shares beneficially owned in the United States. Likewise, we cannot readily ascertain the domicile of the final beneficial owners represented by ADS record holders in the United States or the domicile of the beneficial owners of our series A shares, either directly or indirectly.

As of the date of this annual report, the Company is not directly nor indirectly controlled by another company, a government, or by any other individual or legal entity. In addition, we hereby represent that we are not aware of any commitment that could represent a change of control in our corporate structure.

ITEM 7.B	RELATED PARTY TRANSACTIONS

We enter into transactions with our shareholders and with companies that are owned or controlled, directly or indirectly, by us in the normal course of our business. Any transactions with such related parties have been made consistent with normal business operations using terms and conditions available in the market and are in accordance with applicable law.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period/year.

Key management personnel remuneration

Consolidated for the year ended December 31, 2024
Short-term employee benefits	20,861
Share-based payment transactions	28,776

Total	49,637

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period/year related to key management personnel.

ITEM 7.C	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18 for our Audited Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Recent Developments.”

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

For more information on the legal proceedings see Notes 22.3 and 28 to the Audited Financial Statements.

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

In the event we were to declare dividends they would be paid in Mexican Pesos through Indeval to each custodian, which would deduct any applicable withholding taxes. In the case of series A shares represented by ADSs, the depositary will convert the cash dividends it receives in Mexican Pesos into U.S. Dollars at the prevailing rate of exchange, and thereafter it would distribute the amount so converted to the holders of ADSs, net of conversion expenses of the depositary. Fluctuations in the Mexican Peso—U.S. Dollar exchange rate will affect the amount of dividends that ADS holders would receive.

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

On April 24, 2023, the Shareholder’s Meeting approved an amendment of the maximum amount of funds that may be used for the purchase of the Company’s shares (or securities representing such shares) for the fiscal year ended December 31, 2023, from the originally approved US$20.1 million to US$50.0 million, the remainder of which, if any, may be used for the same purposes for the fiscal year ended December 31, 2024.

On August 6, 2024, the Shareholder’s Meeting approved the maximum amount of funds that may be used for the purchase of the Company’s shares (or securities representing such shares) for the fiscal year ended December 31, 2024, for US$50.0 million, the remainder of which, if any, may be used for the same purposes for the fiscal year ended December 31, 2025.

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

MARKET INFORMATION

Market of Our Shares

Our ADSs are currently listed on the NYSE under the symbol “VIST.” Each ADS issued by the Depositary represents rights to one series A share. Our series A shares are listed on the Mexican Stock Exchange under the symbol “VISTA.” As of December 31, 2024, the variable portion of our outstanding capital stock was comprised by 95,285,451 series A shares, registered with the RNV and listed on the Mexican Stock Exchange. The variable portion of our capital stock is of unlimited amount pursuant to our bylaws and the applicable laws, whereas the fixed portion of our capital stock is divided into two series C shares, registered with the RNV and listed on the Mexican Stock Exchange.

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

Market Regulation

In 1924, the CNBV was established to regulate banking activity and in 1946, the Mexican Securities Commission was established to regulate securities market activity. In 1995, these two entities merged to form the CNBV.

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

Mexican Securities Market Law

The current Mexican Securities Market Law (as amended from time to time) was published in the Mexican Federal Official Gazette on December 30, 2005, and became effective on June 28, 2006, and is referred to as the Mexican Securities Market Law.

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

Capital Stock

Our capital stock is variable. The amount of the fixed portion of our capital stock that is not subject to rights of withdrawal is Ps.3,000, represented by two series C common, nominative shares no par value. As of December 31, 2024, the two series C shares are held by the Company, and no economic or corporate rights might be exercised in connection therewith. The variable portion of our capital stock subject to rights of withdrawal is unlimited and represented by series A shares, which are ordinary, nominative, no par value and grant equal economic and corporate rights and obligations to their holders. As of December 31, 2024, the variable portion of our outstanding capital stock was comprised by 95,285,451 series A shares. Our series A shares may be subscribed to and paid for by Mexican or foreign individuals or corporations, as well as by any other foreign entities with or without legal entity. Our series B shares (which were ordinary, nominative, with no par value and grant the same economic and corporate rights and obligations to their holders) have been cancelled and at their time, were subscribed and paid by our Strategic Partners (otherwise referred to herein as the Sponsor) and the independent directors of the Company and were converted into series A shares as approved at an ordinary general shareholders’ meeting.

On August 1, 2017, prior to the closing of our initial public offering in Mexico, Vista and its strategic partners, Vista Sponsor Holdings, L.P. (an entity controlled by senior personnel from Riverstone Investment Group LLC) together with Miguel Galuccio, Pablo Vera Pinto, Juan Garoby and Alejandro Cherñacov (collectively, the “Sponsor”), entered into a strategic partners agreement (“Strategic Partners Agreement”) in connection with the private placement of the Sponsor Warrants. Pursuant to the Strategic Partners Agreement, the parties agreed, among other things, (i) to purchase the Sponsor Warrants, (ii) that the Sponsor Warrants may be exercised without cash payment as described in “Item 10—Additional Information—Memorandum and Articles of Association—Warrants,” (iii) in the event that the warrants terminate early and the Sponsor Warrants expire without being exercised, the parties agreed to issue another security or instrument that permits them to purchase series A shares in the same manner as the expired Sponsor Warrants, and (iv) to certain lockup provisions, which have expired as of the date of this annual report. As of the date of this annual report, there are no outstanding warrants. As of the date of this annual report, and as a consequence of the exercise of all outstanding warrants on March 15, 2023, the Strategic Partners Agreement has come to an end as the terms thereof are no longer applicable.

On March 22, 2018, a shareholders’ meeting authorized the Plan. That same shareholders’ meeting approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Additionally, the series A shares repurchased by the Company through our buy-back program may be allocated to the Plan. As of the date of this annual report, 11,284,006 series A shares have been vested and are outstanding in connection with the Plan. If all series A shares currently reserved for the Plan, in addition to all the shares repurchased through the ongoing buy-back program, became outstanding, our issued and outstanding share capital would increase 0.6% from 98,150,716 series A shares outstanding as of the date of this annual report to 98,781,026 series A shares. See “Item 6—Directors, Senior Management and Employees—Long-Term Incentive Plan.”

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

During the period between October 10, 2022 and March 7, 2023, the warrants holders exercised 75,144,465 warrants, and as a result of such excercise, 2,424,015 additional series A shares became outstanding.

On March 7, 2023, Vista concluded the process with the CNBV to update the registration of Vista’s warrants in the RNV enabling the Automatic Cashless Exercise. On March 15, 2023, by virtue of such Automatic Cashless Exercise, and after giving effect thereto, the 24,535,535 outstanding Warrants were exercised, equivalent to 791,439 additional series A shares became outstanding. By virtue of the exercise of all warrants (i.e., those exercised by the Holders before the Automatic Cashless Exercise, plus those exercised pursuant to such Automatic Cashless Exercise), the total number of series A shares that became outstanding is 3,215,454. As of the date of this annual report, there are no outstanding warrants.

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

We may only reduce the fixed portion of our capital stock upon approval of our shareholders through resolutions adopted by them at an extraordinary shareholders’ meeting, the amendment of our bylaws and the formalizing of the relevant meeting minutes before a notary public. We may also reduce the variable portion of our capital stock upon approval by our shareholders through resolutions adopted by them at an ordinary shareholders’ meeting, the minutes of which shall be formalized before a notary public; provided that when the shareholders exercise their separation right or when the decreases are a result of the reacquisition of our own shares, no resolution from the shareholders’ meeting will be needed.

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

•

authorizing our Company or our subsidiaries to make real or personal guarantees, as well as any fiduciary involvement in order to secure our liabilities and become a joint obligor, guarantor, surety and an obligor in general in compliance with third-party liabilities and establish the necessary guarantees in order to secure such compliance;

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

•

resolve on any capital stock increase, determine the subscription terms of the shares object of the increase, including the exclusion of the preemptive subscription right in connection with the issuance of shares that are object of the delegation, as such authority may be delegated by the general shareholders’ meeting of Vista, under the terms of its by-laws and Article 55 of the Mexican Securities Market Law.

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

Meetings of the Committees may be held by telephone or by video conference or by any other means that enables the effective and simultaneous participation of its members.

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

Preferred Subscription Rights

Except for the capital increases approved by the shareholders’ meetings, shareholders shall have, in proportion to the number of shares they hold when the relevant increase is resolved, preemptive rights to subscribe for new stock issuances to maintain their current percentage of ownership. The foregoing preemptive right must be exercised within 15 calendar days following our approval of such new stock issuance, as published in the electronic system of Mexican Ministry of Economy.

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

The board of directors shall adopt a resolution approving or rejecting the request; provided that if the board of directors does not issue such resolution within the aforementioned 90-calendar days, the request shall be deemed as rejected. In all cases, the board of directors will act in accordance with the guidelines set forth in “Item 10—Additional Information—Memorandum and Articles of Association” and shall justify their decision in writing.

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

In the event that the board of directors receives, prior to or at the completion of the Acquisition or the execution of a Voting Agreement, an offer from a third-party, stated in a request to carry out an acquisition of at least the same amount of shares, on better terms for the owners and shareholders of the Company (including type of compensation and price), the board of directors will have the authority to consider, after the submission of both requests, and to authorize such a second request, suspending the authorization previously granted; provided that any approval shall have no effects on the obligation of carrying out a tender offer in accordance with our bylaws and applicable law.

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

In the event of any failure to comply with what is set forth above, the board of directors may adopt, among others, the following measures: (i) the rescission of the transactions, with mutual restitution to the parties thereto, or (ii) the sale of the shares part of such Acquisition, to a third-party approved by the board of directors at the minimum reference price as determined by the Board of Directors.

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

Loss of Rights over the Shares

We are incorporated under the laws of Mexico. As required by Mexican law, any non-Mexican who, either at the time of our incorporation or at any time thereafter, acquires shares or any interest, formally undertakes, before the Mexican Ministry of Foreign Affairs, to be considered as a Mexican national with respect to its interests in the Company, as well as the property, rights, concessions, participation or interests held by the Company, and the rights and obligations deriving from the agreements to which the Company is a party, and further undertakes not to invoke the protection of its home government with respect to such interest. Upon the breach of such undertaking, such person is under penalty of forfeiting such shares or interests in favor of the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws or applicable law prohibit ownership of shares by non-Mexican persons.

Reductions of our capital stock may be resolved to absorb losses in the event that any shareholder exercises its right of separation in terms of Article 206 of Mexico’s General Law of Commercial Companies, or any other provision replacing it from time to time and other applicable law.

MATERIAL CONTRACTS

For information regarding our material contracts, see “Item 4—Information on the Company—Business Overview—Our Operations—Argentina—Concessions” and “Item 5.B Liquidity and Capital Resources—Indebtedness.”

EXCHANGE CONTROLS

From 1991 until the end of 2001, Law No. 23,928 (Convertibility Law) established a fixed exchange rate of AR$ 1/US$. On January 6, 2002, Law No. 25,561 formally put an end to that U.S. Dollar-Argentine Peso parity. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Law No. 25,561, the Argentine Peso has been allowed to float freely against other currencies since February 2002, although the Argentine government has the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis. On December 23, 2019, Law No. 27,541 (“Solidarity Law”) was published, which again declared the public emergency until December 31, 2020. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Significant fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and our business and results of operations in Argentina.”

Currency controls that tightened restrictions on capital flows, and the official exchange rate between the Argentine Peso and the U.S. Dollar and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods during the past years. By means of Decree No. 609/2019 dated September 1, 2019, as amended, the Argentine Executive Branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments, the measures adopted through the Decree No. 609/2019. At present, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 7,914, as subsequently amended and supplemented from time to time by BCRA’s communications (“Argentine Foreign Exchange Regulations”).

The BCRA requested the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”) to implement aligned measures to avoid elusive practices and operations. In this sense, the CNV, in line with the provisions of Section 3 of the Decree, established various measures to avoid such elusive practices and operations.

The following table sets forth the annual low, high, average and period-end exchange rates for the periods indicated, expressed in nominal Argentine Peso per U.S. Dollar, based on rates quoted by the BCRA (Communication “A” 3,500). The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine Peso.

	Low	High	Average (1)	Period End
	(Argentine Pesos per U.S. Dollar)
Year ended December 31,
2018	18.42	40.90	29.32	37.81
2019	37.04	60.00	49.23	59.90
2020	59.82	84.15	71.61	84.15
2021	84.70	102.75	95.80	102.75
2022	103.04	177.13	133.55	177.13
2023	361.02	808.48	641.99	808.48
2024	811.15	1,032.50	916.25	1,032.50
Month
January 2025	1,032.75	1,053.50	1,043.56	1,053.50
February 2025	1,053.92	1,064.38	1,058.46	1,064.38
March 2025	1,064.38	1,073.89	1,069.03	1,073.88

(1)

Calculated using the average of the exchange rates on the last day of each month during the period (for annual periods), and the average of the exchange rates on each day during the period (for monthly periods).

No representation is made that Argentine Peso amounts have been, could have been or could be converted into U.S. Dollars at the foregoing rates on any of the dates indicated.

Specific Provisions For Income From The Foreign Exchange Market

Entry and Settlement of the Proceeds from the Export of Goods Through the Foreign Exchange Market

The Argentine Foreign Exchange Regulations established that revenues from exports of goods must be entered and settled in Argentine Pesos through the foreign exchange market and proceeds from exports of goods must be entered and settled through the foreign exchange market within 20 business days following their collection.

Decree No. 28/2023 published on December 13, 2023, established: (i) the export countervalue of the services included in Subsection c) of paragraph 2 of Section 10 of Law No. 22,415 (Código Aduanero) and its amendments (which refers to services rendered in Argentina, with effective use or exploitation carried out abroad); and (ii) the countervalue of the export of goods included in the Common Nomenclature of MERCOSUR (“NCM”), including pre-financing and/or post-financing of exports from abroad or a liquidation advance; 80% of such countervalue must be brought into the country in foreign currency and/or negotiated through the foreign exchange market, and for the remaining 20% must be carried out through purchase and sale transactions with negotiable securities acquired with liquidation in foreign currency and sold with liquidation in local currency.

In the case of funds received or credited abroad, the deposit and liquidation for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country may be considered as completed.

There are some exceptions to the obligation to settle through the foreign exchange market which are described in the Argentine Foreign Exchange Regulations.

Obligation to Settle Foreign Currency from Exports of Services

Payments received for the provision of services by residents to non-residents must be entered and settled through the foreign exchange market within 20 business days from the date of its collection abroad or in Argentina or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

The aforementioned provisions of Decree No. 28/2023 are also applicable to the export of services. See “—Entry and Settlement of the Proceeds from the Export of Goods Through the Foreign Exchange Market.”

Application of Export Revenues

The Argentine Foreign Exchange Regulations authorize the application of export revenues to the repayment of: (i) pre-financing of exports and export financing granted or guaranteed by local financial entities; (ii) pre-financing of exports and export advances settled in the foreign exchange market, provided that the corresponding transactions have been executed through public deeds or public registries; (iii) financial indebtedness under contracts entered into prior to August 31, 2019 that provide for the cancellation thereof through the application abroad of export funds; (iv) other foreign financial indebtedness subject to certain requirements as set forth in Sections 7.9 and 7.10 of the Argentine Foreign Exchange Regulations; and (v) advances, pre-financing and post-financing from abroad with partial liquidation under the provisions of Decrees No. 492/2023, No. 549/2023, No. 597/2023 and No. 28/2023. Likewise, it allows keeping export revenues abroad to guarantee the payment of new indebtedness, provided certain requirements are met.

Financial Indebtedness With Foreign Countries

According to Section 2.4 of the Argentine Foreign Exchange Regulations for resident debtors to be able to access the foreign exchange market to repay financial indebtedness with foreign countries disbursed as from September 1, 2019, the loan proceeds must have been settled through the foreign exchange market and the transaction must have been declared in the External Assets and Liabilities Survey (as defined below, see “—Other Specific Provisions—BCRA Information Framework”). Accordingly, although settlement of the loan proceeds is not mandatory, failure to settle will preclude future access to the foreign exchange market for repayment purposes.

BCRA Communication “A” 8,059 dated July 4, 2024, removed the requirement of prior conformity of the BCRA for access to the foreign exchange market to make interest payments on commercial debts for the import of goods and services with related foreign counterparties as long as the interest maturity occurs as from July 5, 2024.

This communication also established that prior approval from the BCRA, as outlined in Sections 3.3 and 3.5.6 of the Argentine Foreign Exchange Regulations, is not required to access the foreign exchange market for making interest payments on commercial debts not mentioned in the previous paragraph and on financial indebtedness, provided that the creditor is a related counterparty to the debtor. This is contingent upon meeting other applicable requirements and ensuring that the payment is made simultaneously with the settlement for an amount not less than the interest amount for which the foreign exchange market is accessed. This includes: (i) new financial indebtedness abroad with an average life of at least two years and a grace period of at least one year for the payment of principal, both counted from the date the market access is materialized, and (ii) new direct investment contributions from non-residents.

The new financial indebtedness abroad and new foreign direct investment contributions used within this framework: (i) may be entered and settled by the debtor of the foreign indebtedness whose interest is being paid or by another resident company related to the debtor and its economic group, and (ii) may not be counted for the purposes of other mechanisms considered in the Argentine Foreign Exchange Regulations.

Specific Provisions On Access To The Foreign Exchange Market

General Requirements

As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the foreign exchange market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of principal and interest on foreign indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the BCRA. In this regard, the local company or individual must file an affidavit stating that:

(1)

(a) At the time of access to the foreign exchange market, all of its foreign currency holdings in Argentina are deposited in accounts in financial institutions, and (b) at the beginning of the day on which it requests access to the foreign exchange market, it does not hold Argentine certificates of deposit (“CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$100,000 (funds deposited abroad that constitute reserve or guarantee funds under debt contracts with foreign countries, or funds granted as guarantee for derivatives arranged abroad are excluded from this limit). If the customer is a local government, foreign currency holdings deposited with local financial institutions must also be accounted up to December 31, 2024. For these purposes, “liquid foreign assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the foreign exchange market through swap and/or arbitrage operations with the deposited funds.

(2)

It undertakes the obligation to settle in the foreign exchange market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020.

(3)

On the date of access to the foreign exchange market and in the previous 90 calendar days: (a) did not arrange sales in Argentina of securities with settlement in foreign currency, (b) did not exchange securities issued by residents for foreign assets, (c) did not transfer securities to depository entities abroad, (d) did not acquire in Argentina securities issued by non-residents with settlement in Argentine Pesos, (e) did not acquire CEDEARs representing foreign shares, (f) did not acquire securities representing private debt issued in foreign jurisdiction, and (g) did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

(4)

It undertakes the obligation not to enter into any of the transactions described in paragraph (3) above from the time it requests access to the foreign exchange market and for 90 calendar days thereafter.

(5)

Section 3.16.3 of the Argentine Foreign Exchange Regulations add that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the BCRA must be submitted to the corresponding financial institution:

(a)

An affidavit evidencing that within the term provided in Section 3.16.3.4. (90 days prior to accessing the foreign exchange market) it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any person or legal entity, except those directly associated with regular transactions in the course of its business, or

(b)

(i) as required by Section 3.16.3.3. of the Argentine Foreign Exchange Regulations, an affidavit stating details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in Section 1.2.2.1 of the Large Exposures Regulation should be considered. Companies sharing a control relationship of the type defined in Sections 1.2.1.1 and 1.2.2.1 of the Large Exposures Regulations should be considered as members of the same “economic group” (Economic Group Description Affidavit); and (ii) that on the day on which it requests access to the market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services.

(c)	The provisions of Section 3.16.3.4. of the Argentine Foreign Exchange Regulations (as detailed in (b)(ii) above) may be deemed to have been complied with if the customer seeking access has submitted:

(i)

an affidavit initialed by each physical or legal person detailed in Section 3.16.3.3. to whom the client has delivered funds under the terms provided in Section 3.16.3.4., recording what is required in Sections 3.16.3.1., 3.16.3.2. and 3.16.3.4.; or

(ii)

an Economic Group Affidavit of each person or legal entity declared in the affidavit indicated in Section 3.16.3.3. (i.e., all Direct Controlling Entities and the declared members of the economic group), stating the provisions of Sections 3.16.3.1. and 3.16.3.2. of the Argentine Foreign Exchange Regulations; or

(iii)

a statement from each of the individuals or legal entities declared in the affidavit indicated in Section 3.16.3.3.3 (i.e., all the Direct Controlling Entities and the declared members of the economic group), stating that within the term set forth in Section 3.16.3.4. has not received in Argentina any funds in local currency or other liquid local assets, except for funds in foreign currency deposited in local financial entities, except for those directly associated to usual transactions between residents for the acquisition of goods and/or services, which have come from the client or from any person detailed in Section 3.16.3.3. to whom the client has delivered funds under the terms set forth in Section 3.16.3.4.

Section 3.16.4 of the Argentine Foreign Exchange Regulations establish that companies shall require the prior approval of the BCRA to grant access to the foreign exchange market to individuals or legal entities included by the ARCA in the database of invoices or equivalent documents classified as apocryphal by such agency. This requirement will not be applicable for access to the foreign exchange market for the cancellation of foreign currency financing granted by local financial institutions, including payments for foreign currency consumption made by credit or purchase cards.

Communication “A” 8,108, enacted on September 19, 2024, states that transfers to foreign depository entities of securities made in connection with a repurchase of debt securities by Argentine residents should not be included in affidavits for Sections 3.16.3.1. and 3.16.3.2. of the Argentine Foreign Exchange Regulations.

Imports Payments

Section 3.1 of the Argentine Foreign Exchange Regulations allow access to the foreign exchange market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration. It also provides for the reestablishment of the “SEPAIMPO,” the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

Communication “A” 7,917 issued on December 13, 2023, later amended by Communication “A” 8,035 issued on July 30, 2024, substantially modified the regime of access to the foreign exchange market for the payment of imports of goods and services, establishing the following regarding the access to the foreign exchange market for the payment of imports of goods, effective as of December 13, 2023:

(1)

The SIRA in “EXIT” status shall not be a requirement for access to the foreign exchange market: It shall not be necessary for access to the foreign exchange market to have a declaration made through the SIRA in “SALIDA” status as a requirement for access to the foreign exchange market, nor to validate the operation in the “Single Current Account for Foreign Trade” computer system.

(2)

Payments for imports of goods with customs entry registration as from December 13, 2023: Entities may provide access to the foreign exchange market without prior BCRA approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, in addition to the other applicable regulatory requirements, when it is verified that the payment complies with the following schedule, according to the type of goods:

(a)

from its customs entry registration, the payment of the FOB value corresponding to the following goods may be made: (i) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the NCM); (ii) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); (iii) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the importation is carried out by an electricity generation plant; (iv) electricity (subchapters 2716.00.00 of the NCM) and (v) imports formalized from April 15, 2024 of natural uranium, enriched uranium and their compounds or zirconium and its manufactures when corresponding to subchapter 8109.91.00 of the NCM, that are intended for the production of energy or fuels, formalized from April 15,2024.

(b)

from 30 days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (i) pharmaceutical products and/or inputs used in their local processing, other goods related to health care or food for human consumption covered by the provisions of the Section 155 Tris of the Argentine Food Code, whose tariff positions according to the NCM are detailed in Section 12.3. of the Argentine Foreign Exchange Regulations; (ii) fertilizers and/or phytosanitary products and/or inputs that may be intended for local processing, whose tariff positions are detailed in Section 12.2. of the Argentine Foreign Exchange Regulations; (iii) imports formalized from March 15, 2024, corresponding to basic consumer goods whose subchapter of the NCM are detailed in Section 12.4. of the Argentine Foreign Exchange Regulations; and (d) imports formalized from April 15, 2024, by individuals or legal entities that qualify as small and medium-sized enterprises (SMEs) according to the provisions of the “Determination of the condition of micro, small, and medium-sized enterprises” regulations, provided that they do not correspond to goods included in section 10.10.1.3 of the Argentine Foreign Exchange Regulations. The entity must have the importer’s affidavit stating that the goods will be used for the purposes foreseen in this section, except when dealing with operations covered under item (iii).

(c)

from 180 calendar days from the date of registration of customs entry, payment of the FOB value corresponding to the following goods may be made: (a) finished automobiles (subchapter 8703 of the NCM); (b) those corresponding to the tariff positions detailed in Section 12.1 of the Argentine Foreign Exchange Regulations that are not covered in the preceding Sections, regardless of their FOB unit value.

On June 27, 2024, the BCRA issued Communication “A” 8,054, which stated that access to the foreign exchange market to make deferred payments for imports formalized from June 28, 2024 may be made as from 120 calendar days from the customs entry registration of the goods.

On July 23, 2024, the BCRA issued Communication “A” 8,074, which established that access to the foreign exchange market to make deferred payments for the FOB value of imports formalized from August 1, 2024, may be made as from 90 calendar days from the customs entry registration of the goods. Pursuant to BCRA Communication “A” 8,108, payments for imports formalized on or after September 20, 2024 can be made within 60 days of customs entry.

(d)	for the remaining goods, the payment of their FOB value may be made within the following terms counted from the registration of the customs entry of the goods:

(i)	25% after 30 calendar days.

(ii)	An additional 25% after 60 calendar days.

(iii)	An additional 25% after 90 calendar days.

(iv)	The remaining 25% as from 120 calendar days.

BCRA Communication “A” 8,074 also established access to the foreign exchange market for deferred payments for imports formalized as of August 1, 2024. This Communication allows for 50% of the FOB value to be made as from 30 calendar days after customs clearance of the goods, with the remainder to be made as from 60 calendar days later.

(e)

Freight and insurance as part of the purchase condition agreed with the seller may be paid in full as from the first date on which the importer has access to make deferred payments by virtue of the transported goods, except when related to the goods covered in Section 10.10.1.3 of the Argentine Foreign Exchange Regulations, for which access to the foreign exchange market to cancel their value will be available as from 30 calendar days from the customs entry registration of the goods.

Entities may also be able to access the foreign exchange market without BCRA’s prior approval to make deferred payments for new imports of goods with customs entry registration as from December 13, 2023 when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10. 2 of the Argentine Foreign Exchange Regulations, as updated by Communication “A” 7945 dated January 01, 2024, Communication “A” 7950 dated January 25, 2024, Communication “A” 7980 dated March 14, 2024, Communication “A” 7980 dated March 14, 2024, Communication “A” 7990 dated April 11, 2024, Communication “A” 7998 dated April 30, 2024, Communication “A” 8035 dated June 3, 2024, Communication “A” 8094 dated August 22, 2024, and Communication “A” 8133 dated November 21, 2024.

Access to the foreign exchange market to make payments with pending customs registration shall require the prior approval of the BCRA except when, in addition to the other applicable requirements, the payment falls within the situations set forth in Section 10.10. 2 of the Argentine Foreign Exchange Regulations updated by Communication “A” 7945 dated January 01, 2024, Communication “A” 7950 dated January 25, 2024, Communication “A” 7980 dated March 14, 2024, Communication “A” 7980 dated March 14, 2024, Communication “A” 7980 dated March 14, 2024, Communication “A” 7990 dated April 11, 2024, Communication “A” 7998 dated April 30, 2024, Communication “A” 8035 dated June 3, 2024, Communication “A” 8094 dated August 22, 2024, and Communication “A” 8133 dated November 21, 2024.

(1)

Payments of imports with pending customs entry registration or before the deadlines set forth in the preceding sections: Access to the foreign exchange market to make payments with pending customs entry registration or deferred payments before the terms set forth in Section (b) above, when the remaining applicable requirements are met, only in the case of financing, new pre-financing or advance payments or under specific benefits.

(2)	Stock of debt. Imports of Goods:

(a)

Access to the foreign exchange market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the BCRA except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations.

(b)

Access to financial entities to cancel obligations derived from letters of credit or guaranteed letters issued or granted as from December 13, 2023, within the framework of an import in which it is required to have a SIRA declaration will be conditioned to the entity having documentation that proves, at the date of issuance or granting, the guaranteed transaction was compatible with the terms and conditions set forth in Section (a) above and 2.2. herein.

Payment Of Foreign Debts For The Importation Of Goods and/or For Services Effectively Rendered and/or Accrued

On December 22, 2023, the BCRA issued Communication “A” 7,925, requiring importers with outstanding debts for goods imported and services received until December 12, 2023 (“Import Debt Stock”), to subscribe to “Bonds for the Reconstruction of a Free Argentina” (“BOPREAL”). This requirement was subsequently incorporated into Section 10.11 of the Argentine Foreign Exchange Regulations, as amended by Communication “A” 8035. Generally, prior approval from the BCRA is required to access the foreign exchange market for the payment of the Import Debt Stock. However, certain exceptions are outlined in the regulations.

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

Importers subscribing to BOPREAL may sell them with settlement in foreign currency in Argentina or abroad or transfer them to depositories abroad, for up to the amount acquired in the primary subscription without limiting their ability to access the foreign exchange market. Likewise, Communication “A” 7,935 established that those who have subscribed BOPREAL in primary bidding may, as from April 1, 2024, carry out sales transactions of securities against foreign currency for the difference between the nominal value bid and the sale price in the secondary market obtained from the sale of the BOPREAL, without violating the sworn statements set forth in Sections 3.16.3.1. and 3.16.3.2. of the Argentine Foreign Exchange Regulations.

In turn, through Communication “A” 8,055 dated June 28, 2024, BCRA established that if clients complete a sale operation with a repurchase obligation using BOPREAL acquired in primary bidding, the following conditions must be met:

(1)

The sale of securities at the origin of the transaction should not be considered for the purposes of preparing the affidavit provided for in Sections 3.16.3.1. and 3.16.3.2. of the Argentine Foreign Exchange Regulations, in line with the provisions of the first paragraph of Section 4.7.2. of the Argentine Foreign Exchange Regulations.

(2)	The above-mentioned sale does not allow the client to conclude securities transactions for the difference between the value obtained from the sale and the nominal value of the securities.

(3)	Once the client has regained possession of the BOPREAL, the securities will be treated in the same way as those acquired in the primary offer.

Payment For Services Rendered By Non-Residents

Pursuant to Section 3.2 of the Argentine Foreign Exchange Regulations, entities may access the foreign exchange market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the operation is declared, if applicable, in the last due presentation of the External Assets and Liabilities Survey.

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

(1)	the payment corresponds to a transaction that falls under the following concept codes:

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

(2)	Expenses paid to foreign financial entities for their usual operations.

(3)

The payment corresponds to an operation under the concept “S30. Freight services for goods import operations” for services rendered or accrued from December 13, 2023. The payment is made after a period equivalent to the time in which the transported goods could start to be paid, as per item 1.2, has elapsed since the date of rendering of the service. This excludes freight services for goods covered in Section 10.10.1.3 of the Argentine Foreign Exchange Regulations, for which access to the foreign exchange market to settle their value will be available 30 calendar days after the date of rendering of the service.

(4)

The payment corresponds to an operation that falls under item “S24. Other personal, cultural and recreational services” rendered or accrued as from December 13, 2023 and the payment is made after a period of 90 calendar days from the date of rendering or accrual of the service has elapsed.

(5)

The payment corresponds to a transaction corresponding to a service not included in items 2.2.i) to 2.2.iv) and rendered by a counterparty not related to the resident as of December 13, 2023 and is made after 30 calendar days from the date of rendering or accrual of the service. This deadline will also apply to transfers abroad by local agents for their collection in Argentina of funds corresponding to services provided by non-residents to residents.

(6)

The payment corresponds to a transaction corresponding for a service not included in items 2.2.i) to 2.2.iv) and rendered by a counterparty related to the resident as of December 13, 2023. The payment is made after 180 calendar days have elapsed from the date of rendering or accrual of the service. Transactions originating from the provision of services by related counterparties will continue to be subject to this requirement even if there is a change in the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Stock Of Debt Of Imports Of Services

Access to the foreign exchange market for payments for non-resident services rendered and/or accrued up to December 12, 2023, in advance of the deadlines foreseen in Sections 13.2.3. to 13.2.6 of the Argentine Foreign Exchange Regulations is admissible when, in addition to the other applicable requirements, the following situations are verified:

(i)

The customer accesses the foreign exchange market with funds originated from a financing of imports of services granted by a local financial institution from a foreign line of credit to the extent that the maturity dates and the amounts of principal to be paid of the financing granted are compatible with those provided for in Section 13.2 of the Argentine Foreign Exchange Regulations.

(ii)

If the financing is granted prior to the date of rendering or accrual of the service, the terms set forth in Section 13.2 of the Argentine Foreign Exchange Regulations shall be computed as from the estimated date of rendering or accrual plus 15 calendar days.

(iii)

The customer has access to the foreign exchange market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Section 13.3.1 of the Argentine Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

(iv)

The customer accesses the foreign exchange market simultaneously with the settlement of funds originated in a financial indebtedness abroad, to the extent that the provisions of Section 13.3.1 of the Argentine Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness abroad that is used by virtue of the provisions of this Section may not be computed for the purposes of other specific mechanisms that enable access to the foreign exchange market as from the entry and/or settlement of this type of transactions.

(v)	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Section 7.11 of the Argentine Foreign Exchange Regulations.

(vi)

The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas” (Decree No. 277/22) issued within the framework of the provisions of Section 3.17 of the Argentine Foreign Exchange Regulations.

(vii)	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities.

(viii)	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by international organizations and/or official credit agencies.

Payments of services abroad up to December 12, 2023

The BCRA’s prior approval shall be required for access to the foreign exchange market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies the Sections 13.4.1. to 13.4.8.

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

•

The payment, at maturity, of the principal and interest services of new issues of debt securities made on or after November 29, 2019, with public registration in Argentina, denominated and payable in foreign currency in Argentina, to the extent that: (i) they are denominated and subscribed in foreign currency, (ii) the respective principal and interest services are payable in Argentina in foreign currency and (iii) the totality of the funds obtained with the issue are settled through the foreign exchange market.

•

Promissory notes with a public offering issued under General Resolution CNV No. 1003/24 and related regulations, denominated and subscribed in foreign currency whose principal and interest services are payable in Argentina in foreign currency, provided that all the funds obtained have been settled through the foreign exchange market.

•

Issues made as from January 7, 2021 of debt securities with public registration in Argentina denominated in foreign currency and whose services are payable in foreign currency in Argentina, to the extent that they have been delivered to creditors to refinance pre-existing debts with extension of the average life, when it corresponds to the amount of the refinanced capital, interest accrued up to the refinancing date and, to the extent that the new debt securities do not mature before 2023, the amount equivalent to the interest that would accrue until December 31, 2022 on the indebtedness that is refinanced early and/or on the deferral of the refinanced principal and/or on the interest that would accrue on the amounts so refinanced.

•

The issuance of debt securities with public registry in Argentina that were included in Section 7.11.1.5 of the Argentine Foreign Exchange Regulations, to the extent that the record of customs entry of goods for a value equivalent to the financing received is demonstrated.

Principal Payments Under Related Counterparty Debt Until December 31, 2024

BCRA’s prior approval is required to access the foreign exchange market to make payments abroad of principal and interest of financial debts when the creditor is a counterparty related to the debtor. This requirement is applicable until December 31, 2024, in accordance with Section 3.5.6 of the Argentine Foreign Exchange Regulations. Likewise, these debts will continue to be subject to prior approval even if there is a change in the creditor or the debtor which means that there is no longer a link between the creditor and the resident debtor.

The BCRA’s prior approval shall not be required (i) in the case of local financial institutions’ own transactions; (ii) in the case of a financial indebtedness abroad with an average life of not less than two years and the funds have been deposited and settled through the foreign exchange market as from October 2, 2020; (iii) in the case of a financial indebtedness abroad that meets all of the following conditions: (a) the funds have been used to finance projects within the framework of the Plan for the Promotion of Argentine Natural Gas Production—Supply and Demand Scheme 2020-2024 established in Section 2 of Decree No. 892/2020 (“Plan GasAr 2020-2024” or “Plan GasAr”), (b) the funds have been deposited and settled through the foreign exchange market as from November 16, 2020, (c) the indebtedness has an average life of not less than two years. Likewise, the aforementioned conformity shall not be applicable when (1) the client has a “Certification of Increase in Exports of Goods” for the years 2021 to 2023, issued within the framework of the provisions of Section 3.18. for the equivalent of the amount of capital to be paid, (2) in the case of a financial indebtedness abroad with an average life of not less than two years, settled between August 21, 2021 and December 12, 2023, and which was originally used to pay commercial debts for the import of goods and services that originated the issuance of a Certificate of Entry of New Financial Indebtedness Abroad within the framework of Section 3.19; (3) in the case of a financial indebtedness abroad with an average life of not less than two years originated between August 27, 2021 and December 12, 2023, originated in a refinancing with the creditor of commercial debts for the importation of goods and services within the framework of the provisions of Section 3.20. The entity must have a certification for access to the foreign exchange market issued within the five previous business days, by the entity that registered with the BCRA within the concept code “P17. Registration of refinancing of commercial debt under Section 20 of Communication “A” 7,626;” (4) the customer has a Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas, issued within the framework of the provisions of Section 3.17, for the equivalent of the amount of capital to be paid; (5) it is a financial indebtedness abroad included in the mechanism of Section 7.11 and the access date is consistent with the conditions required to be included in such mechanism.

Section 3.5.4 of the Argentine Foreign Exchange Regulations establish that, as long as the requirement to obtain prior approval to access the foreign exchange market to pay, at maturity, the principal and interests of external financial indebtedness, such requirement will not be applicable when the use of the funds has been the financing of projects within the framework of the Plan GasAr 2020-2024; when the funds have been deposited and settled through the foreign exchange market as from November 16, 2020 and the average life of the indebtedness is not less than two years.

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

Duly Registered Securities That Are Denominated And Payable In Foreign Currency In Argentina

Pursuant to Section 2.5 of the Argentine Foreign Exchange Regulations, resident debt issuers will have access to the foreign exchange market for the payment at maturity of principal and interest of duly registered debt security issues that are denominated and payable in foreign currency in Argentina, to the extent that (i) they are fully subscribed in foreign currency, and (ii) provided that the proceeds of the issue are previously settled through the foreign exchange market.

On June 28, 2024, the BCRA issued Communication “A” 8,055, thereby establishing that financial entities may also provide resident clients with access to the foreign exchange market with the objective of repaying the principal and interest on debt securities denominated in foreign currency, either in Argentina or abroad. This will be permitted provided that the other applicable requirements are met, and on the condition that the securities in question have been fully subscribed abroad and all funds received have been settled in the foreign exchange market. In the event that the payment must be made abroad, access to the foreign exchange market may be granted up to three business days before the due date of the principal and/or interest.

It was additionally established that, in the event a sale transaction is concluded with a repurchase obligation through the utilization of BOPREAL bonds procured through primary bidding, there is no obligation to consider the sale of said securities at their origin for purposes of affidavit preparation, as outlined in Sections 3.16.3.1 and 3.16.3.2 of the Argentine Foreign Exchange Regulations. This aligns with the stipulations of the initial paragraph of Section 4.7.2 of said regulations. Nevertheless, this sale will not permit the client to complete transactions involving the securities in question, given that the proceeds from the sale will not cover the nominal value of the securities, as stipulated in the second paragraph of the aforementioned section.

Once the client has regained possession of the BOPREAL bonds, the securities will receive the same treatment as those acquired in primary bidding.

Access To The Foreign Exchange Market By Guarantee Trusts For The Payment Of Principal And Interest

Pursuant to Section 3.7 of the Argentine Foreign Exchange Regulations, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the foreign exchange market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the foreign exchange market to make such payments directly. Also, under certain conditions, a trustee may access the foreign exchange market to guarantee certain principal and interest payments on foreign financial debt and anticipate access to the foreign exchange market.

Profit And Dividend Payment

Pursuant to Section 3.4 of the Argentine Foreign Exchange Regulations, access to the foreign exchange market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the BCRA, unless the following requirements are met:

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

(a)

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

(b)

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

(c)

The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023, issued in accordance with Section 3.18 of the Argentine Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

(d)	It has certification under the foreign exchange access regimes for incremental production of oil and/or natural gas.

(e)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.

Cases that do not comply with the above conditions will require the prior approval of the BCRA to access the foreign exchange market for the purchase of foreign currency for the distribution of profits and dividends.

On April 30, 2024, the BCRA established, via Communication “A” 7,999, that clients may subscribe to BOPREAL for an amount equivalent to the profits and dividends pending payment to non-resident shareholders, in accordance with the distribution determined by the shareholders’ meeting, in local currency. It is the responsibility of the entity completing the subscription on behalf of the client to verify compliance with the established requirements.

Moreover, clients may access the foreign exchange market for the payment of profits and dividends, provided that the applicable requirements are met, by carrying out an exchange and/or arbitration with funds deposited in a local account and originating from collections of principal and interest in foreign currency of BOPREAL.

In addition, with regard to the profits and dividends accrued in Argentine Pesos within Argentina by non-residents from September 1, 2019, and which have not been remitted abroad, it was established, among other things, that non-resident clients may subscribe to BOPREAL. BOPREAL may be subscribed for up to the equivalent amount in local currency of the profits and dividends collected from September 1, 2019, according to the distribution determined by the shareholders’ meeting, adjusted by the latest available CPI published by the INDEC at the subscription date. The entity that completes the subscription offer on behalf of the client must have documentation that supports and verifies compliance with the indicated conditions.

Other Specific Provisions

Securities Transactions

According to CNV General Resolution No. 988/2023, sales of marketable securities with settlement in foreign currency, in any jurisdiction and regardless of the law under which they are issued may be made, provided that a minimum holding period of one business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables), to the extent that the purchases of the marketable securities in question have been made against Argentine Pesos.

Likewise, transfers to foreign depository institutions of marketable securities purchased with Argentine Pesos, regardless of the law under which they are issued, must comply with a minimum holding period of one business day as from the date of deposit of such marketable securities, unless such accreditation (i) results from a primary placement of marketable securities issued by the Argentine National Treasury or by the BCRA, in the framework of the Communication “A” 7,918, as amended, (ii) or refers to CEDEARs traded in markets regulated by the CNV. Intermediaries and trading agents must verify compliance with the aforementioned minimum holding period of marketable securities.

It should be noted that the aforementioned provisions do not extend to transfers of securities to foreign depositary entities made by the client for the purpose of participating in a debt securities exchange issued by the Argentine government, local governments, or resident private sector issuers. The client is required to present the relevant certification for the exchanged debt securities.

In accordance with the prevailing CNV regulations, local brokers are obliged to comply with the following requirements prior to executing or registering any of the aforementioned securities transactions in CNV-authorized markets:

(a)

In the event that the trade is to be performed by non-resident clients that do not qualify as foreign brokers, it is the responsibility of the broker to ensure that the trades are for the account of the client and financed with the client’s own funds. Furthermore, the broker must ensure that the trades do not exceed Ps.200 million per day.

(b)

In the event that the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own account or on behalf of Argentine clients, it is the responsibility of the broker to ensure that the trades do not exceed Ps.200 million per client per day. In the event that a foreign broker is acting in the capacity of a depositary for shares issued by a local issuer and is undertaking the trade for the purpose of distributing dividends to holders of ADRs, GDRs, or analogous certificates held in custody abroad, said broker shall not be subject to the aforementioned requirement.

(c)	In the event that the trade is to be performed by resident clients acting for their own portfolio and financed with their own funds, the above-mentioned daily trading limit does not apply.

The aforementioned trade restrictions do not apply to BOPREAL acquired in primary bidding and to the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in Argentine Pesos by individual or corporate resident clients with funds from UVA mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under terms of Law No. 21.526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in Argentina within the framework of the aforementioned credits.

Communication “A” 8,099

Communication “A” 8,099 of the BCRA establishes the regulations pertaining to the foreign exchange benefits for Single Project Vehicles (“VPU,” the Spanish acronym for such) that have adhered to the RIGI. The BCRA has established:

(i)	exceptions to the mandatory inflow and settlement of export proceeds in foreign currency made by a VPU adhering to the RIGI.

(ii)	exceptions to the mandatory inflow and settlement of foreign currency arising from export of services.

(iii)	access to the foreign exchange market to make payments of certain expenses;

(iv)	access to the foreign exchange market to make payments of dividends to non-resident shareholders

(v)	application abroad of proceeds from exports of goods; and

(vi)	exchange stability applicable to the VPU on the date of adherence to the RIGI.

BCRA Information Framework

On December 28, 2017, the BCRA replaced the information regimes established in Communications “A” 3,602 and “A” 4,237 with Communication “A” 6,401 (and the complementary Communication “A” 6,795), a unified framework applicable from December 31, 2017 (“External Assets and Liabilities Survey”) (Relevamiento de Activos y Pasivos Externos). The reporting requirements under the information regime are contingent upon the final balance of foreign assets and liabilities:

•

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the end of a given calendar year is equal to or exceeds the equivalent of US$50 million, a quarterly declaration prior to the end of each quarter and an annual declaration, which permits the correction, affirmation, or update of quarterly declarations, must be filed.

•

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a given calendar year exceeds US$10 million but does not exceed US$50 million, an annual declaration is the sole requisite form of compliance.

•

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a specified calendar year exceeds US$1 million but does not exceed US$10 million, a streamlined annual declaration is the sole requisite documentation.

Individuals or entities for whom the balance or acquisition or sale of foreign assets and liabilities at the end of a given calendar year is less than US$1 million are exempt from reporting obligations.

Access to the foreign exchange market for the repayment of foreign financial debt and other operations is contingent upon the debtor’s compliance with the External Assets and Liabilities Survey. See “ —Specific Provisions on Access to the Foreign Exchange Market—External Financial Indebtedness.”

Advance Notice of Foreign Exchange Operations

Entities authorized to operate with foreign currency are obliged to provide the BCRA with information on outgoing operations through the Foreign Exchange Market for daily amounts equal to or greater than the equivalent of US$10,000. This information must be provided at the end of each business day and with two business days’ notice. Clients are obliged to inform financial entities in advance, so that they can comply with the requirements of this information regime. Consequently, as long as the other requirements established in the Argentine Foreign Exchange Regulations are simultaneously met, they can process foreign exchange transactions.

On August 8, 2024, the BCRA issued Communication “A” 8,085, which established that from August 14, 2024, the daily amount from which compliance with this information regime will be required as a prerequisite for access to the foreign exchange market will be increased to the equivalent of US$100,000. Furthermore, the document indicated that as of August 9, 2024, the “Foreign Exchange Information Registry for Exporters and Importers of Goods,” as outlined in Section 3.16.5 of the Argentine Foreign Exchange Regulations, will be revoked.

Argentine Criminal Foreign Exchange Regulations

The Argentine Foreign Exchange Regulations establish that transactions that do not comply with the exchange regulations established by the Argentine Foreign Exchange Regulations will be subject to the Criminal Argentine Foreign Exchange Regulations (Law No. 19,359 and amendments).

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

ADSs

In accordance with provisions of the current Administrative Tax Regulations ADSs would be regarded as securities that exclusively represent our series A shares which are registered in the RNV maintained by the CNBV; therefore, should be treated as placed among the investing public at large (colocadas entre el gran público inversionista.)

Taxation of Dividends

Gross amount of any distribution of cash or property with respect to our series A shares or ADSs that is paid out of our current or accumulated earnings and profits would be subject to a 10% withholding income tax which would be withheld by the Mexican custodian in INDEVAL. Withholding tax would be computed on the Mexican Peso denominated amount distributed as dividend.

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

In the event that the sale or the disposition of series A shares were to be carried out other than through a Mexican authorized stock exchange market (e.g., Bolsa Mexicana de Valores or Bolsa Institucional de Valores) such disposition should be subject to a 25% Mexican income tax on the gross proceeds derived from the transaction which should be directly paid by the International Holder before the Mexican tax authorities within the subsequent 15-business days after the transaction is conducted. Alternatively, if formal requirements are complied with, International Holders could elect to compute its tax liability with the 35% income tax on the capital gain. International Holders that are residents of countries with which Mexico has a tax treaty in force may be entitled to benefits that would reduce or eliminate Mexican taxes imposed on the sale or disposition of series A shares if formal requirements are complied with.

Value Added Tax

Dividend distributions, the purchase and the sale or disposition of the series A shares or ADSs are exempt of Value Added Tax.

Tax impact of the Labor Reform

Mexican tax provisions prohibit the tax deduction of payments related to services companies under the concept of subcontracting or outsourcing, or specialized services from contractors that do not have the authorization from the Mexican Ministry of Labor and Social Welfare. Specialized services cannot (a) include activities equal or similar to the activities performed by the employees of the contracting party, or (b) cover the main economic activity of the contracting party.

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

Also, using deceptive practices to conceal the provision of subcontracting personnel would constitute tax fraud.

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

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (“Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date thereof, and the Convention Between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income dated September 18, 1992 (as amended by any subsequent protocols) (“U.S.-Mexico Tax Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

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

The U.S. Dollar amount of dividends received by an individual with respect to the series A shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the series A shares or ADSs will be treated as qualified dividends if:

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

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the U.S.-Mexico Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the U.S.-Mexico Tax Treaty. Based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC for our 2024 or 2023 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican withholding tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is either (i) eligible for, and properly elects, the benefits of the U.S.-Mexico Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance issued in 2023 and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Mexican tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Mexican tax on dividends is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Mexican tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions with respect to our series A shares or ADSs will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

U.S. Holders that receive distributions of additional series A shares or ADSs or rights to subscribe for series A shares or ADSs as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless any holder of our shares or ADSs has the right to receive cash or property instead, in which case the U.S. Holder will generally be treated as if it received cash equal to the fair market value of the distribution.

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

A U.S. Holder generally will not be entitled to credit any Mexican or Argentine tax imposed on the sale or other disposition of the series A shares or ADSs against such U.S. Holder’s U.S. federal income tax liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance issued in 2023 and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the series A shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax for U.S. foreign tax credit purposes, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican or Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the series A shares or ADSs even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the series A shares or ADSs and any Mexican or Argentine tax imposed on such sale or disposition.

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

Passive Foreign Investment Company Status

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

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

Based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC for our 2024 or 2023 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time. Accordingly, we cannot be certain that we will not be a PFIC for the current year or future years. If we are classified as a PFIC, you will generally be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), and gains that you recognize on the disposition of your series A shares or ADSs. Under these rules (a) the excess distributions or gains will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your series A shares or ADSs at death.

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

Foreign Financial Asset Reporting.

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year, or US$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in “specified foreign financial assets” based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the series A shares or ADSs to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is not a “United States person” (as defined in the Code) may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Argentine Tax Considerations

The Argentine Income Tax Law (“ITL”) imposes a capital gains tax on the sale or, transfer or any other act of disposition by non-Argentine residents of shares or other participations in foreign entities when the following two conditions are simultaneously met: (i) 30% or more of the market value of the shares, stakes, quotas, securities, or other kind of participations that the seller holds in the foreign entity is, at the time of the sale or at any time during the 12 months prior to the sale, derived from attributable to assets located in Argentina owned directly or indirectly by the foreign entity, and (ii) the participation being transferred represents (at the time of the sale or transfer or during the 12 prior months) at least 10% or more of the equity of the foreign entity. In this line, Argentine regulations foresee that, in certain cases, shares sold by related persons must be aggregated for this purpose). The applicable tax rate would generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price to the extent, in both cases, the seller does not reside in non-cooperative jurisdictions, or the invested funds do not come from non- cooperative jurisdictions) of the proportional value that corresponds to the Argentine assets. This tax on indirect transfers only applies to participations in foreign entities acquired after the effective date of the tax reform, in force from January 1, 2018. Additionally, this capital gains tax shall not apply if the transfer is made within the same economic group in the terms established by the regulatory decree of the ITL.

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

Depositary Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. Dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2024, the depositary reimbursed us a gross amount of US$50,000 in connection with the ADS program.

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

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2024.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

As of the year ended December 31, 2024, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

Attestation report of the registered public accounting firm

Reference is made to the report of EY Argentina (as defined below) on page F-3 of this annual report.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2024, the Company completed the fifth year of implementation of specific standards for the SOX and performed a management assessment over internal control.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors of Vista has determined that Pierre Jean Sivignon is the Audit Committee financial expert. We believe that Mr. Sivignon possesses the attributes of an Audit Committee financial expert set forth in the instructions to Item 16A of Form
20-F.
Under Argentine law and Rule
10A-3
Mr. Sivignon is an independent director. See “
Item 6—Directors, Senior Management and Employees—
Board of Directors
.”

ITEM 16B.	CODE OF ETHICS
We have adopted a code of ethics and conduct (“
Code of Ethics and Conduct
”) that applies to all Vista’s officers and employees and third parties (contractors, suppliers, partners) which interact with Vista which is posted on our web site at: www.vistaenergy.com. We did not modify or amend our Code of Ethics and Conduct during the year ended December 31, 2024. In addition, we did not grant any waivers to our Code of Ethics and Conduct during the year ended December 31, 2024.
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
Audit and
Non-Audit
Fees
Our independent registered public accounting firm is Pistrelli, Henry Martin y Asociados S.A. (successor of Pistrelli, Henry Martin y Asociados S.R.L.) (member of Ernst & Young Global Limited) (“
EY Argentina
”), beginning with the audit of the year ended December 31, 2023. In 2022, and from 2017, our independent registered public accounting firm was Mancera, S.C. (member of Ernst & Young Global Limited). See “
Item 16F—Change in Registrant’s Certifying Accountant
.”
The following table provides details in respect of audit, audit related, and tax fees billed by the independent registered public accounting firm and other member firms of Ernst & Young Global Limited involved in the PCAOB audit (collectively, “
EY
”) for professional services:

	2024	2023
	(in thousands of US$)
Audit fees	1,249	851
Audit- related fees	17	49
Tax fees	298	290

Total fees	1,564	1,190
Audit Fees
. Audit fees in the above table are the aggregate fees rendered by EY in connection with the audit of our annual financial statements and the review of our quarterly financial information and services that are normally provided in connection with statutory and regulatory filings.

Audit- related Fees
. Audit- related fees in the above table are the aggregate fees billed by EY for assurance and other services related to the performance of the audit
Tax Fees
. Tax fees in the above table are fees billed by EY for allowed tax compliance, tax advice and tax planning.
The policy of our audit committee is to pre- approve all audit and non- audit services provided by EY, including audit services, audit- related services, tax services and other services as described above, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 2024	—	—	—	—
February 2024	—	—	—	—
March 2024	—	—	—	—
April 2024	—	—	—	—
May 2024 (from 5/6 to 5/23) (1)	1,062,355	47.05	1,062,355	$0
June 2024	—	—	—	—
July 2024	—	—	—	—
August 2024 (from 8/8 to 8/30) (2)	933,843	44.82	933,843	$4,333,649
September 2024 (on 9/3) (2)	85,000	49.38	1,018,843	$0
October 2024	—	—	—	—
November 2024	—	—	—	—
December 2024	—	—	—	—

(1)
On April 24, 2023, at the Annual Ordinary and Extraordinary General Shareholders’ Meeting, the Company’s shareholders approved a US$50 million share repurchase reserve to acquire the Company’s own shares. As of December 31, 2024, the share repurchase reserve had been executed in full.

(2)
On August 6, 2024, at the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved a US$50 million share repurchase reserve to acquire the Company’s own shares. As of December 31, 2024, the share repurchase reserve had been executed in full.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
The disclosure called for by this Item 16F was previously reported in our Annual Report on Form 20- F for the year ended December 31, 2023, filed on April 23, 2024.

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
The table below briefly describes the significant differences between our Mexican corporate governance rules and the NYSE corporate governance rules.

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.01	A listed company must have a majority of independent directors. “ Controlled companies ” are not required to comply with this requirement.	A listed company must have at least 25% of independent directors. All listed companies must comply with this requirement.

303A.02
No director qualifies as “
independent
” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case-by-case
basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

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

303A.04
A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “
Controlled companies
” are not required to comply with this requirement.

A listed company must have a corporate governance committee with at least three members appointed by the board of directors and which members must all be independent. The corporate governance committee of a listed company that is controlled by a person or group maintaining 50% or more of its outstanding capital stock may be formed by a majority of independent members.

303A.05
A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. “
Controlled companies
” are not required to comply with this requirement.
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

Section	NYSE Corporate Governance Rules	Mexican Corporate Governance Rules
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.
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

We have adopted
insider trading policies and procedures governing the purchase, sale, and other dispositions of Vista’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. The latest update to these policies was made on February 26, 2025. For further information on our insider trading policy, please refer to Exhibit 11.1 to this annual report.

ITEM 16K.	CYBERSECURITY
Risk Management and Strategy
Our risk management framework includes regular assessments and updates to our cybersecurity policies, aligning them closely with industry best practices and emerging threats. We emphasize a proactive approach, integrating cybersecurity considerations into our strategic planning and operational processes. This ensures that potential risks are identified and mitigated before they can impact our operations. Additionally, our strategy is structured according to the categories of the NIST Cybersecurity Framework, providing a solid and standardized foundation for our cybersecurity practices.

Govern

•
Cybersecurity processes are overseen by our Cybersecurity team, which reports to the Innovation and Technology Manager, who in turn reports to the CTO. The leader of our Cybersecurity team has over 12 years of experience in the field across various industries.

•
The Cybersecurity team provides quarterly reports to the Cybersecurity Internal Committee, which oversees and sponsors the cybersecurity strategy. This committee has received fundamental cybersecurity training from a top-tier
third-party consultant. Our CTO, who chairs the committee, provides quarterly updates to the Corporate Practices Committee of the Board of Directors.

•	As part of our management process, the committee receives quarterly reports on the following key performance indicators:

•	NIST Maturity Score;

•	Number of critical incidents that occurred during the period;

•	Distribution of cybersecurity monitoring alerts within the period;

•	Number of critical risk scenarios identified with a level 1 post-mitigation rating (highest impact and probability of occurrence);

•	Percentage of employees who completed mandatory cybersecurity training; and

•	Average results of controlled phishing exercises.

•
The Company’s cybersecurity and information security strategy is based on comprehensive risk assessment, mitigation, and resilience readiness. This is achieved through a threat intelligence-driven approach, application controls, and reinforced ransomware defense mechanisms. The framework follows several international standards, including NIST Special Publication
800-53
for general IT controls, ISA/IEC standards for industrial automation, the NIST Cybersecurity Framework for evaluating overall readiness, and SOX for assessing internal controls.

•
We have implemented a Cybersecurity Policy and Standards, which serve as a comprehensive framework for our cybersecurity rules, technical standards, and procedures. This document is aligned with our corporate operating management system and establishes guidelines for developing, implementing, and enhancing procedures to protect information from unauthorized access and misuse, ensure the availability of critical systems, and maintain data protection and integrity. This policy is the cornerstone of our information security management system and an integral part of our cybersecurity governance framework.

Identify

•
We maintain a comprehensive process for assessing, identifying, and managing material risks from cybersecurity threats, including risks related to business operations disruption, financial reporting systems, intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws, litigation and legal risks, and reputational risks.

•
Risk assessments are conducted on an ongoing basis. The likelihood and impact of each risk are determined using a qualitative risk assessment methodology. Risks are identified from various sources, including vulnerability scans and penetration tests. We monitor our infrastructure and applications to detect evolving cyber threats and possible intrusions. The assessment results are reported quarterly to Company management through our cybersecurity risk matrix in accordance with the established cybersecurity governance model.

•	Third-party risk management is integral to our approach, involving rigorous due diligence and continuous monitoring of our vendors and partners to ensure alignment with our cybersecurity standards.
Protect

•	This function is built on advanced security technologies and is managed by a team of experts with significant experience in cybersecurity best practices.

•
The Company employs comprehensive policies, software, training programs, and hardware solutions to safeguard and monitor its environment. These measures include multifactor authentication for all critical systems, firewalls, intrusion detection and prevention systems, and vulnerability and identity management systems.

•
Our platform incorporates a suite of technologies, including encryption, antivirus, multi-factor authentication, firewalls, and patch management. These technologies are designed to protect and maintain the integrity of systems and computers across our organization.

•	Our Cybersecurity team regularly tests security controls through penetration testing, vulnerability scanning, and attack simulation activities.

•
The Cybersecurity team conducts annual information security awareness training for all employees, performs internal phishing tests, provides targeted training for employees who click on phishing attempts, mandates security training for new hires, and publishes cybersecurity newsletters to address emerging or urgent security threats.

Detect and Respond

•
We have a Cybersecurity Incident Response Plan that outlines the procedures for handling cybersecurity incidents based on their severity and ensures cross-functional coordination. Additionally, we have established a Cybersecurity Detection and Response team to provide real-time enterprise visibility into cyber incidents.

•
Our business strategy, operational results, and financial condition have not been significantly impacted by cybersecurity threats or past incidents. However, we cannot guarantee that they will remain unaffected by such risks or future significant incidents. Over the past four fiscal years, we have not experienced any significant information security breaches, and expenses incurred from minor breaches have been insignificant. This includes penalties and settlements, of which there have been none.

Recover

•
The Company conducts cybersecurity tabletop and crisis management exercises facilitated by an independent third party to simulate breach and other information security scenarios. The facilitator poses questions to participants and provides insights into typical responses from other companies in similar situations. These exercises help assess and enhance response strategies, improving practices, procedures, and technologies.

190

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

1.1	English translation of bylaws (as amended) of the registrant (incorporated by reference to Vista´s registration statement on Form 20-F filed by Vista Energy, S.A.B. de C.V. on April 23, 2024).

2.1	Form of Deposit Agreement among Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), The Bank of New York Mellon, as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to our registration statement on Form F-6 filed with the SEC on July 2, 2019).

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (included as Exhibit 2.2 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), on April 30, 2020 and incorporated by reference herein).

4.1	English translation of concession agreement regarding the Entre Lomas concession in the Province of Neuquén, dated June 11, 2009, among Petrolera Entre Lomas S.A., APCO Argentina Inc. (Sucursal Argentina) and the Province of Neuquén (incorporated by reference from Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.2	English translation of concession agreement regarding the Entre Lomas concession in the Province of Río Negro, dated December 9, 2014, among Petrolera Entre Lomas S.A. and the Province of Río Negro (incorporated by reference from Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019) (“Entre Lomas Rio Negro Concession Agreement”).

4.3	English translation of concession agreement regarding the Jagüel de los Machos and 25 de Mayo–Medanito SE concessions in the Province of Río Negro, dated December 9, 2014, among Petrobras Argentina S.A. and the Province of Río (incorporated by reference from Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019) (“Jagüel de los Machos and 25 de Mayo–Medanito SE Concession Agreement”).

4.4	Amended and Restated Long-Term Incentive Plan as approved by the Compensation Committee of the Board of Vista on February 22, 2023 (included as Exhibit 4.8 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. on April 24, 2023 and incorporated by reference herein).

4.5	English translation of the amendment to Entre Lomas Rio Negro Concession Agreement and Jagüel de los Machos and 25 de Mayo–Medanito SE Concession Agreement, dated November 29, 2024, by and between Vista Energy Argentina S.A.U and the Province of Neuquén.

8.1	List of Subsidiaries.

11.1	Insider Trading Policy

12.1	Certification of Miguel Galuccio of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pablo Manuel Vera Pinto of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Miguel Galuccio and Pablo Manuel Vera Pinto pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent Letter dated April 9, 2025, prepared by DeGolyer and MacNaughton.

15.2	Consent Letter dated April 9, 2025, prepared by Pistrelli, Henry Martin y Asociados S.A. (successor of Pistrelli, Henry Martin y Asociados S.R.L.) (member of Ernst & Young Global Limited).

15.3	Consent Letter dated April 9, 2025, prepared by Mancera, S.C. (member of Ernst & Young Global Limited).

97.1	Policy for the Recovery of Erroneously Awarded Compensation (included as Exhibit 97.1 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. on April 23, 2024 and incorporated by reference herein).

99.1	Reserves Report dated January 27, 2025, prepared by DeGolyer and MacNaughton.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vista Energy, S.A.B. de C.V.

By:	/s/ Miguel Galuccio
Name: Miguel Galuccio
Title: Chief Executive Officer

By:	/s/ Pablo Manuel Vera Pinto
Name: Pablo Manuel Vera Pinto
Title: Chief Financial Officer

Date: April 9, 2025

Auditor Data Elements	December 31, 2024 and 20 2 3	December 31, 2022

Auditor Name	Pistrelli, Henry Martin y Asociados S.A. (member of Ernst & Young Global Limited)	Mancera, S.C. (member of Ernst & Young Global Limited)

Auditor Location	Ciudad de Buenos Aires, Argentina	Ciudad de Mexico, Mexico

Auditor Firm ID	01449	01284

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Vista Energy, S.A.B. de C.V.:
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Vista Energy, S.A.B. de C.V. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 9, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impact of estimated proved oil and gas reserves on the depreciation of Oil and Gas Properties and Production Wells and Facilities

Description of the matter
As described in Note 13 to the consolidated financial statements, at December 31, 2024, Oil and Gas Properties and Production Wells and Facilities was $2,485,056 thousand and had an associated depreciation expense for 2024 of $415,963 thousand. As described in Note 3.2.5, depreciation of those assets is calculated using the unit-of-production
method based on proved oil and gas reserves, developed and not developed as applicable, based on the estimates certified by an independent reserves engineering consultant.

Proved oil and gas reserves are those quantities of natural gas, crude oil, and natural gas liquid which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Judgment is required by the independent reserves engineering consultant in evaluating geological and engineering data when estimating oil and gas reserves. Estimating reserves also requires the selection and evaluation of inputs, including historical production, oil and gas price assumptions, and future operating and capital cost assumptions, among others.

Auditing the Company’s depreciation calculation is complex because of the use of the work of the independent reserves engineering consultant and the evaluation of management’s determination of the inputs described above used by the independent reserves engineering consultant in estimating proved oil and gas reserves.

How We Addressed the Matter in our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over its process to calculate the depreciation, including management’s controls over the completeness and accuracy of the financial data provided to the independent reserves engineering consultant for use in estimating proved oil and gas reserves.

Our audit procedures included, among others, evaluating the professional qualifications and objectivity of the independent reserves engineering consultant and management’s qualified person responsible for overseeing the preparation of the proved oil and gas reserve estimates. In addition, we evaluated the completeness and accuracy of the financial inputs described above used by the independent reserves engineering consultant in estimating proved oil and gas reserves by agreeing them to source documentation, and we identified and evaluated corroborative and contrary evidence. We also tested the mathematical accuracy of the depreciation calculation, including comparing the proved oil and gas reserves amounts used in the calculation to the certified reserve report prepared by the independent reserves engineering consultant.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited
We have served as the Company’s auditor since 2023.
City of Buenos Aires, Argentina
April 9, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Vista Energy, S.A.B. de C.V.
Opinion on Internal Control Over Financial Reporting
We have audited Vista Energy, S.A.B. de C.V.’s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Vista Energy, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Vista Energy, S.A.B. de C.V. as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flow for each of the two years in the period ended December 31, 2024, and the related notes, and our report dated April 9, 2025 expressed an unqualified opinion thereon.
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
/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited
City of Buenos Aires, Argentina
April 9, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Vista Energy, S.A.B. de C.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”) of Vista Energy, S.A.B. de C.V. (“the Company”) In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
Change in Accounting Principle
As discussed in Note 2.6 to the consolidated financial statements, the Company has elected to change its method of accounting for the presentation of export duties in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2022.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Revenue from contracts with customers	5	1,647,768	1,168,774	1,187,660
Cost of sales:
Operating costs	6.1	(116,526)	(94,685)	(133,385)
Crude oil stock fluctuation	6.2	1,720	(2,058)	(500)
Royalties and others	6.3	(243,950)	(176,813)	(188,677)
Depreciation, depletion and amortization	13/14/15	(437,699)	(276,430)	(234,862)
Other non-cash costs related to the transfer of conventional assets	3.2.7	(33,570)	(27,539)	—

Gross profit		817,743	591,249	630,236

Selling expenses	7	(140,334)	(68,792)	(59,904)
General and administrative expenses	8	(108,954)	(70,483)	(63,826)
Exploration expenses	9	(138)	(16)	(736)
Other operating income	10.1	54,127	203,812	26,698
Other operating expenses	10.2	(1,261)	302	(3,321)
Reversal (impairment) of long- lived assets	3.2.2	4,207	(24,585)	—

Operating profit		625,390	631,487	529,147

Interest income	11.1	4,535	1,235	809
Interest expense	11.2	(62,499)	(21,879)	(28,886)
Other financial income (expense)	11.3	23,401	(65,484)	(67,556)

Financial income (expense), net		(34,563)	(86,128)	(95,633)

Profit before income tax		590,827	545,359	433,514

Current income tax (expense)	16	(426,288)	(16,393)	(92,089)
Deferred income tax benefit (expense)	16	312,982	(132,011)	(71,890)

Income tax (expense)		(113,306)	(148,404)	(163,979)

Profit for the year, net		477,521	396,955	269,535

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years
- (Loss) profit from actuarial remeasurement related to employee benefits	23	(10,200)	6,565	(4,181)
- Deferred income tax benefit (expense)	16	3,570	(2,298)	1,463

Other comprehensive income for the year		(6,630)	4,267	(2,718)

Total comprehensive profit for the year		470,891	401,222	266,817

Earnings per share
Basic (in US Dollars per share)	12	4.979	4.237	3.068
Diluted (in US Dollars per share)	12	4.633	4.000	2.755
Notes 1 through 33 are an integral part of these consolidated financial statements

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of financial position as of December 31, 2024 and 2023
(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2024	As of December 31, 2023
Assets
Noncurrent assets
Property, plant and equipment	13	2,805,983	1,927,759
Goodwill	14	22,576	22,576
Other intangible assets	14	15,443	10,026
Right-of-use assets	15	105,333	61,025
Biological assets	2.4.17	10,027	—
Investments in associates	2.4.16	11,906	8,619
Trade and other receivables	17	205,268	136,351
Deferred income tax assets	16	3,565	5,743

Total noncurrent assets		3,180,101	2,172,099

Current assets
Inventories	19	6,469	7,549
Trade and other receivables	17	281,495	205,102
Cash, bank balances and other short-term investments	20	764,307	213,253

Total current assets		1,052,271	425,904

Total assets		4,232,372	2,598,003

Equity and liabilities
Equity
Capital stock	21.1	398,064	517,874
Other equity instruments	21.1	32,144	32,144
Legal reserve	21.2	8,233	8,233
Share-based payments		45,628	42,476
Share repurchase reserve	21.2	129,324	79,324
Other accumulated comprehensive income (losses)		(11,057)	(4,427)
Accumulated profit (losses)		1,018,877	571,391

Total equity		1,621,213	1,247,015

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	16	64,398	383,128
Lease liabilities	15	37,638	35,600
Provisions	22	33,058	12,339
Borrowings	18.1	1,402,343	554,832
Employee benefits	23	15,968	5,703

Total noncurrent liabilities		1,553,405	991,602

Current liabilities
Provisions	22	3,910	4,133
Lease liabilities	15	58,022	34,868
Borrowings	18.1	46,224	61,223
Salaries and payroll taxes	24	32,656	17,555
Income tax liability	16	382,041	3
Other taxes and royalties	25	47,715	36,549
Trade and other payables	26	487,186	205,055

Total current liabilities		1,057,754	359,386

Total liabilities		2,611,159	1,350,988

Total equity and liabilities		4,232,372	2,598,003

Notes 1 through 33 are an integral part of these consolidated financial statements

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statement of changes in equity for the year ended December 31, 2024
(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

Profit for the year, net	—	—	—	—		—	—	477,521	477,521
Other comprehensive income for the year	—	—	—	—		—	(6,630)	—	(6,630)

Total comprehensive income	—	—	—	—		—	(6,630)	477,521	470,891

Ordinary General Shareholders’ meeting on August 6, 2024 (1) :
Creation of share repurchase reserve	—	—	—	—		50,000	—	(50,000)	—
Board of Directors’ meeting on December 5, 2024 (2) :
Reduction of capital stock	(19,965)	—	—	—		—	—	19,965	—
Share repurchase (2)	(99,846)	—	—	—		—	—	—	(99,846)
Share-based payments	1	—	—	3,152	(3)	—	—	—	3,153

Amounts as of December 31, 2024	398,064	32,144	8,233	45,628		129,324	(11,057)	1,018,877	1,621,213

(1)	See Note 21.2.
(2)	See Note 21.1.
(3)	Including 34,923 share-based payments (Note 8), net of tax charges.
Notes 1 through 33 are an integral part of these consolidated financial statements

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statement of changes in equity for the year ended December 31, 2023
(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2022	517,873	32,144	2,603	40,744		49,465	(8,694)	209,925	844,060

Profit for the year, net	—	—	—	—		—	—	396,955	396,955
Other comprehensive income for the year	—	—	—	—		—	4,267	—	4,267

Total comprehensive income	—	—	—	—		—	4,267	396,955	401,222

Ordinary and Extraordinary General Shareholders’ meeting on April 24, 2023 (1) :
Creation of legal reserve	—	—	5,630	—		—	—	(5,630)	—
Creation of share repurchase reserve	—	—	—	—		29,859	—	(29,859)	—
Share-based payments	1	—	—	1,732	(2)	—	—	—	1,733

Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

(1)	See Note 21.2.
(2)	Including 23,133 share-based payments (Note 8), net of tax charges.
Notes 1 through 33 are an integral part of these consolidated financial statements

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statement of changes in equity for the year ended December 31, 2022
(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments		Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2021	586,706	—		—	31,601		—	(5,976)	(47,072)	565,259

Profit for the year, net	—	—		—	—		—	—	269,535	269,535
Other comprehensive income for the year	—	—		—	—		—	(2,718)	—	(2,718)

Total comprehensive income	—	—		—	—		—	(2,718)	269,535	266,817

Ordinary and Extraordinary General Shareholders’ meeting on April 26, 2022 :
Creation of legal reserve	—	—		1,255	—		—	—	(1,255)	—
Creation of share repurchase reserve	—	—		—	—		23,840	—	(23,840)	—
Board of Directors’ meeting on September 27, 2022 (1) :
Reduction of capital stock	(39,530)	—		—	—		—	—	39,530	—
Warrant Holders’ meeting on October 4, 2022:
Cashless exercises of warrants	—	32,144	(2)	—	—		—	—	—	32,144
Ordinary and General Shareholders’ meeting on December 7, 2022 :
Creation of legal reserve	—	—		1,348	—		—	—	(1,348)	—
Creation of share repurchase reserve	—	—		—	—		25,625	—	(25,625)	—
Share repurchase (1)	(29,304)	—		—	—		—	—	—	(29,304)
Share-based payments	1	—		—	9,143	(3)	—	—	—	9,144

Amounts as of December 31, 2022	517,873	32,144		2,603	40,744		49,465	(8,694)	209,925	844,060

See Note 21.
(1)	See Note 21.1.
(2)	Including 32,894 of cashless exercise of warrant (Note 18.3 and 18.5.1), net of 750 related to expenses.
(3)	Including 16,576 share-based payments (Note 8), net of tax charges.
Notes 1 through 33 are an integral part of these consolidated financial statements

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cash flows from operating activities:
Profit for the year, net		477,521	396,955	269,535
Adjustments to reconcile net cash flows
Items related to operating activities:
Other non-cash costs related to the transfer of conventional assets	3 .2. 7	33,570	27,539	—
Share-based payments	8	34,923	23,133	16,576
Net increase (decrease) in provisions	10.2	1,261	(578)	2,790
Net changes in foreign exchange rate	11.3	453	(18,458)	(33,263)
Discount of assets and liabilities at present value	11.3	(933)	(2,137)	2,561
Discount for well plugging and abandonment	11.3	1,312	2,387	2,444
Income tax expense	16	113,306	148,404	163,979
Employee benefits	23	489	300	502
(Reversal of) allowance for expected credit losses	7 / 17	—	—	(36)
Items related to investing activities:
Gain related to the transfer of conventional assets	3.2.7 / 10.1	—	(89,659)	—
(Reversal) impairment of long-lived assets	3.2.2	(4,207)	24,585	—
Gain from farmout agreement	10.1	—	(24,429)	(18,218)
Interest income	11.1	(4,535)	(1,235)	(809)
Changes in the fair value of financial assets	11.3	(14,120)	(19,437)	17,599
Depreciation and depletion	13/15	431,788	272,371	231,746
Amortization of intangible assets	14	5,911	4,059	3,116
Items related to financing activities:
Interest expense	11.2	62,499	21,879	28,886
Amortized cost	11.3	1,649	1,810	2,365
Interest expense on lease liabilities	11.3	3,093	2,894	1,925
Remeasurement in borrowings	11.3	—	72,044	52,817
Other financial income (expense)	11.3	(14,855)	26,381	(9,242)
Changes in the fair value of warrants	11.3	—	—	30,350
Changes in working capital:
Trade and other receivables		(210,622)	(81,260)	(34,515)
Inventories	6.2	(1,720)	2,058	500
Trade and other payables		109,334	61,230	40,183
Payments of employee benefits	23	(424)	(283)	(254)
Salaries and payroll taxes		(16,247)	(26,441)	2,877
Other taxes and royalties		(23,396)	(43,507)	(8,024)
Provisions		2,295	(1,359)	(2,265)
Income tax payment		(29,319)	(67,213)	(74,354)

Net cash flows provided by operating activities		959,026	712,033	689,771

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets		(1,052,530)	(688,437)	(479,025)
Proceeds from the transfer of conventional assets	3.2.7	10,734	10,000	—
Payments for acquisitions of other intangible assets	14	(11,328)	(7,293)	(6,030)
Payments for acquisitions of investments in associates		(3,287)	(2,176)	(3,466)
Interest received	11.1	4,535	1,235	809
Proceeds from farmout agreement	10.1	—	26,650	20,000
Prepayment of leases	17	—	(14,292)	—
Payments for the acquisition of AFBN assets	29.2.5	—	(25,000)	(115,000)

Net cash flows (used in) investing activities		(1,051,876)	(699,313)	(582,712)

Cash flows from financing activities:
Proceeds from borrowings	18.2	1,320,897	318,169	128,788
Payment of borrowings principal	18.2	(470,351)	(211,499)	(195,091)
Payment of borrowings interest	18.2	(53,897)	(22,993)	(34,430)
Payment of borrowings cost	18.2	(7,631)	(1,779)	(1,670)
Payment of lease	15	(56,641)	(36,780)	(11,494)
Share repurchase	21.1	(99,846)	—	(29,304)
Proceeds from (payments of) other financial results	11.3	8,680	(25,562)	—

Net cash flows provided by (used in) financing activities		641,211	19,556	(143,201)

Net increase (decrease) in cash and cash equivalents		548,361	32,276	(36,142)
Cash and cash equivalents at beginning of year	20	209,516	241,956	311,217
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents		(2,267)	(64,716)	(33,119)
Net increase (decrease) in cash and cash equivalents		548,361	32,276	(36,142)

Cash and cash equivalents at end of year	20	755,610	209,516	241,956

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		341,448	152,607	138,543
Changes in well plugging and abandonment with an impact in property, plant and equipment	13 / 22.1	23,325	(930)	(713)
Disposal for transfer of conventional assets through increase in trade and other receivables	3.2.7	—	(116,071)	—
Notes 1 through 33 are an integral part of these consolidated financial statements

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024, the Company´s main activity, through its subsidiaries, is the exploration and production of Crude oil and Natural gas (“Upstream”); and is the owner of the following exploitation concessions:
In Argentina
In the Neuquén basin:

(i)	100% in the conventional exploitation concessions (not operated) as detailed below:

-	25 de Mayo - Medanito S.E., located in the Province of Río Negro and maturing in 2036 (Note 28.5);

-	Jagüel de los Machos, located in the Province of Río Negro and maturing in 2035 (Note 28.5);

-	Entre Lomas Neuquén and Entre Lomas Río Negro, maturing in 2026 and 2036, respectively (Note 28.5);

-	Jarilla Quemada (in Agua Amarga area); located in the Province of Río Negro and maturing in 2040; and

-	Charco del Palenque (in Agua Amarga area) located in the Province of Río Negro and maturing in 2034.
These areas are operated by Petrolera Aconcagua Energía S.A. (“Aconcagua”) (Note 3.2.7).

(ii)	100% in the unconventional exploitation concessions (operated) as detailed below:

-	Bajada del Palo Oeste and Bajada del Palo Este, located in the Province of Neuquen, both maturing in 2053;

-	Aguada Federal and Bandurria Norte, located in the Province of Neuquen, both maturing in 2050.

(iii)	84.62% in Coirón Amargo Norte conventional exploitation concession (operated); located in the Province of Neuquen, maturing in 2036.

(iv)	90% in Águila Mora unconventional exploitation concession (operated); located in the Province of Neuquen, maturing in 2054.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In the Northwest basin:

(v)
1.5% in Acambuco conventional exploitation concession (not operated), composed of two exploitation plots “San Pedrito” and “Macueca”, located in the Province of Salta, with maturing in 2036 and 2040, respectively. These areas are operated by Pan American Energy.

In Mexico

(i)	100% in CS-01 area (operated), located in Tabasco, and maturing in 2047.
Additionally, as of December 31, 2024, the Company is the owner of the following transportation concessions through its subsidiaries:
In Argentina

(i)	100% in the Federal transportation concession, which extends from Borde Montuoso oilfield (in Bajada de Palo Oeste area, Province of Neuquén) to La Escondida pumping station, maturing in 2053;

(ii)
100% in the Entre Lomas Crude oil transportation concession, which extends from the oil pipeline connecting the crude treatment plant located in Charco Bayo oilfield in Entre Lomas area to its interconnection with the Crude oil trunk transportation system in La Escondida, maturing in 2036 (Note 28.5);

(iii)
100% in the 25 de Mayo-Medanito S.E. Crude oil transportation concession, which extends from the oil pipeline connecting the crude treatment plant located in 25 de Mayo-Medanito S.E. area (Río Negro) to its interconnection with the Crude oil trunk transportation system in “Medanito”, maturing in 2036 (Note 28.5). This concession is operated by Aconcagua (Note 3.2.7);

(iv)
100% in the Entre Lomas gas transportation concession, which extends from the gas pipeline connecting the gas treatment plant located in Charco Bayo oilfield in Entre Lomas Area, to its interconnection with the gas trunk transportation system in the Province of Río Negro, maturing in 2036 (Note 28.5). This concession is operated by Aconcagua (Note 3.2.7);

(v)
100% in the Jarilla Quemada gas transportation concession, which extends from the gas pipeline connecting such oilfield to the Medanito-Mainqué gas pipeline, maturing in 2048. This concession is operated by Aconcagua (Note 3.2.7);

As of December 31, 2024, the main office is located in the City of Mexico, Mexico, at Pedregal 24, 4th floor, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040. However, on March 1, 2025, it relocated to City of Mexico, Mexico, at Mapfre Tower, Paseo de la Reforma Avenue 243, 18th floor, Colonia Renacimiento, Alcaldía Cuauhtémoc, zip code 06600.
1.2 Significant transactions for the year
1.2.1 Corporate bond (“ON”) issuance under New York legislation by Vista Energy Argentina S.A.U. (“Vista Argentina”)
On December 10, 2024, the Company, through its subsidiary Vista Argentina, issued ON XXVII for 600,000 and an average
10-year
term. It will be amortized in equal parts in 2033, 2034 and 2035; and has an annual interest rate of 7.625% payable on a semi-annual basis.
This ON is governed by United States and other foreign jurisdictions pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. It is issued under the
“Programa de Notas”
approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym).
For further information, see Note 18.1.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

1.2.2 Agreement signed with Trafigura Argentina S.A. (“Trafigura”) related to the joint investment agreements (“farmout agreements I and II
”)
in Bajada del Palo Oeste area
On December 16, 2024, the Company, through its subsidiary Vista Argentina agreed to the assignment of Trafigura’s interest in the aforementioned farmout agreements I and II in its own favor (Note 29.2.1.1 and 29.2.1.2); effective as from January 1, 2025, at which time the Company will hold rights to 100% of the production from the pads subject to the agreement (the “Agreement”).
Under the Agreement, Vista Argentina will pay 128,000 to Trafigura in 48 monthly and consecutive installments through December 2028.
In addition, Vista Argentina and Trafigura signed a crude oil marketing agreement (“COMA”), which will be effective from January 1, 2025, to December 31, 2028, by virtue of which Vista will sell 10,000 m³ of Crude oil per month to Trafigura.
The amount payable by Trafigura under the COMA will be offset with Vista’s obligations under the Agreement.
As of December 31, 2024, the Agreement had no accounting impacts on the consolidated financial statements.
1.2.3 Agreement for “Vaca Muerta Sur” pipeline (the “Pipeline”)
1.2.3.1 Firm Transportation Service Agreement for Vaca Muerta Centro Pipeline (“VMOC” by Spanish Acronym)
On December 18, 2024, the Company, through its subsidiary Vista Argentina, signed an agreement with YPF S.A. (“YPF”) to provide firm transportation services in VMOC. It was thus awarded a crude oil transportation capacity of 4,500 m
3
/d during phase I, increasing to 6,800 m
3
/d by phase II, which is expected to begin no later than December 31, 2026.
The agreement has a 15 year-term, beginning when the pipeline starts transporting hydrocarbons (“commencement date”).
Pursuant to this agreement, the Company undertook to make an upfront investment equal to a portion of the capital investments required to build the VMOC, which will be recovered from the monthly service fee in equal and consecutive installments as from commencement date.
As of December 31, 2024, the Company has not made any disbursements related to this agreement (Note 33).
1.2.3.2 Vaca Muerta Sur Pipeline (“VMOS” by Spanish Acronym)
On December 13, 2024, the Company, through its subsidiary Vista Argentina, signed an agreement with YPF, Pampa Energía S.A. and Pan American Sur S.A. (hereinafter, the “shareholders”) to acquire a minority interest in VMOS S.A., created to carry out the Vaca Muerta Sur project aimed at building a crude oil export pipeline for Vaca Muerta Sur (the “Project.”)
The expected extension of the Project is 437 km, joining Allen’s pumping station to Punta Colorada. It is also expected to have a loading and unloading port terminal with interconnected single buoy moorings and a tank and storage yard. In addition, this pipeline will transport up to 550,000 oil barrels per day (“bbl/d”), which may be increased up to 700,000 bbl/d. Business operations are scheduled to begin during the second half of 2027.
This Project will require an estimated investment of 3 billion, to be funded through shareholder contributions and third-party financing.
The Company through its subsidiary Vista Argentina holds an initial minority interest of 14.1%, which may change depending on the entry of other shareholders into the Project, and has been awarded a transportation, storage and dispatch capacity in the Project of 50,000 bbl/d, under a firm transportation contract.
The Company recognizes its investment in VMOS S.A. under the equity method within “Investments in associates” (Note 2.4.16).
As of December 31, 2024, the Company has granted an advance for 4,741 to VMOS S.A., recognized in “Trade and other receivables” under “Balances with related parties” (Note 17 and 33).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 2. Basis of preparation and material accounting policies
2.1 Basis of preparation and presentation
The accompanying consolidated financial statements as of December 31, 2024, and 2023, and for the years ended December 31, 2024, 2023 and 2022, were prepared in accordance with the IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”).
They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.
These consolidated financial statements were approved by management for inclusion in the Company’s annual report on Form
20-F
on April 9, 2025, and the subsequent events through that date are considered (Note 33).
2.2 New accounting standards, amendments and interpretations issued by the IASB
2.2.1 New effective accounting standards, amendments and interpretations issued by the IASB adopted by the Company
Amendments to International Accounting Standards 1 (“IAS”): Presentation of Financial Statements. Classification of Liabilities as Current or
Non-current
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
The amendments are effective for annual periods beginning on or after January 1, 2024.
The amendments had no impact on the Company’s consolidated financial statements as the current accounting policies are aligned to the amendments.
Amendments to IAS 7: Statements of Cash Flows, and International Financial Reporting Standards (“IFRS”) 7: Financial Instruments: Disclosures – Disclosure of Supplier Finance Arrangements
On May 25, 2023, the IASB published amendments to IAS 7 and IFRS 7 whereby it introduces new disclosure requirements in IFRS Standards to enhance the transparency and, thus, the usefulness of the information provided by entities about supplier finance arrangement. The new requirements aim to facilitate a better understanding of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments are effective for annual periods beginning on or after January 1, 2024.
The amendments had no impact on the Company’s consolidated financial statements as the current accounting policies are aligned to the amendments.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The amendments are effective for annual periods beginning on or after January 1, 2024.
These amendments had not impact on the Company’s consolidated financial statements, since it has no sale and leaseback transactions.
2.2.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective
IFRS 18: Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, amending IAS 1 - Presentation of Financial Statements to introduce new requirements for the presentation and disclosure of information in financial statements and the related explanatory notes, as well as the requirement to disclose Management-defined performance measures.
Among others, IFRS 18 requires companies to classify revenue and expenses of “Statement of profit and other comprehensive income” in the following categories: (i) operating: (ii) investing; (iii) financing; (iv) income tax, and (v) discontinued transactions. It also sets forth the requirement to file subtotals and totals for: (i) operating profit or loss; (ii) profit or loss before financing and income tax, and (iii) profit or loss for the period.
In addition, it requires that companies disclose Management-defined Performance Measures (“MPM”) in a note to the financial statements, explaining the calculation method, and reconciliation with the financial information filed, among others.
Finally, limited-scope amendments were made to the following standards: (i) IAS 7 - Statement of Cash Flows; (ii) IAS
8- Accounting
Policies, Changes in Accounting Estimates and Errors, and (iii) IAS
34- Interim
Financial Reporting.
The amendments will become effective for annual periods beginning on or after January 1, 2027. Early adoption is allowed.
The Company is assessing the impact of IFRS 18 on its consolidated financial statements.
Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability
In August 2023, the IASB issued amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates to clarify when entities are required to assess if a currency is exchangeable into another currency, and how to determine the exchange rate when a currency is not exchangeable.
The amendments also require that information be disclosed so that the users of the financial statements may assess how the lack of exchangeability affects profit and financial position, and cash flows.
The amendments will become effective for annual periods beginning on or after January 1, 2025. Early adoption is allowed, but comparative information cannot be restated.
The Company is assessing the impact of these amendments on its consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
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
The Company reassesses whether it controls a subsidiary if facts or circumstances indicate that there are changes to 1 or more of the 3 elements of control mentioned above.
When the Company does not have a majority of the voting rights of an investee, it has power over the latter when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.
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

Relevant activities are those that most significantly affect the subsidiary’s performance, such as the ability to approve an operating and capital budget and the power to appoint Management personnel, among others.
Subsidiaries are consolidated from the date the Company obtains control over them and ceases when such control ends. Specifically, profit and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income as from the date in which the Company obtains control until it assigns or loses such control.
Intercompany transactions, balances and income or losses are deleted. The subsidiaries’ financial statements are adjusted when needed to align their accounting policies to the Company’s accounting policies.
Below are the Company’s main subsidiaries:

Subsidiary name	Equity interest			Place of business	Main activity
	December 31, 2024	December 31, 2023	December 31, 2022

Vista Energy Holding I, S.A. de C.V. (“Vista Holding I”)	100%	100%	100%	Mexico	Holding company
Vista Energy Holding II, S.A. de C.V. (“Vista Holding II”)	100%	100%	100%	Mexico	Exploration and production (1)
Vista Energy Holding III, S.A. de C.V.	100%	100%	100%	Mexico	Services
Vista Energy Holding IV, S.A. de C.V.	100%	100%	100%	Mexico	Services
Vista Oil & Gas Holding V B.V.	100%	100%	100%	Netherland	Holding company
Vista Holding VII S.A.U. (2) (4)	100%	100%	100%	Argentina	Holding company
Vista Argentina (4)	100%	100%	100%	Argentina	Exploration and production (1)
Aleph Midstream S.A. (“Aleph”) (4)	100%	100%	100%	Argentina	Services (3)
Aluvional S.A. (“Aluvional”)	100%	100%	100%	Argentina	Mining and industry

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Subsidiary name	Equity interest			Place of business	Main activity
	December 31, 2024	December 31, 2023	December 31, 2022

AFBN S.R.L. (“AFBN”) (4)	100%	100%	100%	Argentina	Exploration and production (1)
VX Ventures Asociación en Participación	100%	100%	100%	Mexico	Holding company

(1)	Its refers to the exploration and production of Natural gas and Crude oil.
(2)
On December 20, 2024, the nationalization of Vista Holding VII S.á.r.l., company originally established in Luxembourg, was registered, adjusting the Company to Argentine legislation, and changing its corporate name to Vista Holding VII S.A.U. (“Vista Holding VII”)

(3)	Including operations related to the capture, treatment, transport and distribution of hydrocarbons and derivatives.
(4)
As of December 31, 2024, the Companies’ directors decided to merge by absorption into Vista Argentina of Vista Holding VII, Aleph, AFBN, with Vista Argentina. It will become effective as from January 1, 2025 and of the date of issuance of these consolidated financial statements is pending approval by the enforcement authority.

2.3.2 Changes in interests
Changes in the Company’s working interests in its subsidiaries that do not result in a change in control of the subsidiary are accounted for as equity transactions. The carrying amount of the Company’s interests is adjusted to reflect the changes in interests in the subsidiaries.
When the Company ceases to consolidate or book a subsidiary for loss of control, joint control or significant influence, any retained working interest in the entity is remeasured at fair value with the change in the carrying amount recognized in the consolidated statements of profit or loss and other comprehensive income. This fair value becomes the initial carrying amount for the purposes of subsequently booking retained interest as the associate, joint venture or financial asset.
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
When the Company carries out activities under joint operations, recognize in proportion to its interest:

(i)	Its assets and liabilities held jointly;

(ii)	Its revenue from the sale of its share of the output of the joint operation; and

(iii)	Its expenses, including its share of any expenses incurred jointly.
The Company books its assets, liabilities, revenues and expenses related to its interest in a joint operation according to the IFRS applicable. They were included in the consolidated financial statements in the related accounts. Interest in joint operations were based on the latest financial statements or financial information available as of every year-end
considering significant subsequent events and transactions, and management information available. The financial statements or the financial information of the joint operations are adjusted, if needed, so that the accounting policies are consistent with the Company’s accounting policies.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

See Note 1.1 and 29 for further information on the Company’s joint operations.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The Company considers climate-related matters, including physical and energy transition risks, and determines if applicable regulations may affect the useful life or residual value of property, plant and equipment; for example, should machines and facilities using fuel fossils be prohibited or restricted, or if additional energy efficiency requirements are introduced (Note 2.4.19).
The Company amortizes drilling costs applicable to productive and in development, and production facilities, according to the unit of production method (“UDP” by Spanish acronym), applying the proportion of Crude oil and Natural gas produced to prove and develop Crude oil and Natural gas reserves, as the case may be.
The mineral properties is amortized applying the proportion of produced Crude oil and Natural gas to total estimated Crude oil and Natural gas proved reserves.
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
(Note 2.4.2.3).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company’s remainder items of property, plant and equipment are depreciated using the straight-line method based on their estimated useful lives, as detailed below:

Buildings	50 years
Machinery and installations	10 years
Equipment and furniture	10 years
Vehicles	5 years
Computer equipment	3 years
Land does not depreciate.
2.4.2.2 Assets for oil and gas exploration
The Company adopts the successful effort method to account for its oil and gas exploration and production activities.
This method implies the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploration wells arising from the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells; located in proved reserves areas; and (iv) estimated well plugging and abandonment obligations.
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
2.4.2.3 Rights and Concessions
Rights and concessions are booked as part of property, plant and equipment and are depleted on the UDP over the total proved reserves of the relevant area. The calculation of the UDP rate for the depreciation of development costs considers expenses incurred to date and authorized future development expenses.
2.4.2.4 Goodwill and Other intangible assets
(i) Goodwill
Goodwill arises during an initial business combination and represents the excess of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is measured at cost less cumulative impairment losses.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company constantly assesses weather-related risks, including physical and energy transitions risks in measuring the recoverable value of the business credit (Note 2.4.19).
(ii)
Other intangible assets
Other intangible assets acquired separately are measured using the cost model; after initial recognition, the asset is valued at cost less amortization and any subsequent accumulated impairment loss.
Intangible assets are amortized using the straight-line method; software licenses are amortized over their estimated 3 year useful life. The amortization of these assets is recognized in the consolidated statements of profit or loss and other comprehensive income.
The estimated useful life, residual value and amortization method are reviewed at every period-end,
and changes are recognized prospectively.
2.4.3 Leases
The Company has lease contracts for various items of buildings, facilities and machinery, which are recognized under IFRS 16.
The Company recognizes
right-of-use
assets at the commencement date of the underlying asset is available for use.
Right-of-use
assets are measured at cost, net of the accumulated depreciation and impairment losses, and are adjusted by the remeasurement of lease liabilities. The cost of assets includes the amount for recognized liabilities, direct costs initially incurred, and payments made until the commencement date. Unless the Company is reasonably certain that it will obtain the ownership of the leased asset at the end of the contract, these assets are depreciated under the straight-line method during the lease term.
Right-of-use
assets are subject to impairment, as mentioned on the accounting policy, to impairment of long -lived assets other than goodwill (Note 3.2.2).
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
The Company applies the exemption to recognize short-term leases (i.e., those leases for a term under 12 months as from the commencement date with no call option). Also, the low-value
asset exemption also applies to
low-value
items. The lease payments of
low-value
assets are recognized as expenses under the straight-line method during the lease term.
2.4.4 Impairment of property, plant and equipment,
right-of-use
assets and identifiable intangible assets (“long -lived assets”) other than goodwill
Other long-lived assets with a definite useful life undergo impairment tests whenever events or changes in circumstances have indicated that their carrying value may not be recoverable. When the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized for the value of the asset. An asset’s recoverable amount is the higher of (i) the fair value of an asset less costs of disposal and (ii) its value in use.
Assets are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or CGUs. Amortized long-lived assets are reviewed for potential reversal of impairment at the end of each reporting period.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company constantly assesses weather-related risks, including physical and energy transitions risks, could have a significant impact and its eventual inclusion in the cash flows to determine the recoverable value (Note 2.4.19).
See Note 3.2.2 for further information on impairment of long-lived assets other than Goodwill.
2.4.5 Foreign currency translation
2.4.5.1 Functional and presentation currency
The functional currency of the Company and its subsidiaries is the USD, the currency of the primary economic context in entity operates. To determine the functional currency, the Company makes judgments, and it must be reconsiders in the event of a change in conditions that may determine the primary economic context.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The Company recognizes an ECL of a financial asset when contractual payments are more than 90 days past due or when the internal or external information shows that it is unlikely that the pending contractual amounts be received.
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
The Company derecognizes financial liabilities when obligations are discharged, cancelled or expired. The difference between the carrying amount of such financial liability and the consideration paid is recognized in the consolidated statements of profit or loss and other comprehensive income.
When an existing financial liability is replaced by another one in terms that are substantially different from the original term or the terms of an existing liability change substantially, it results in the derecognition of the original liability and recognition of a new liability. The difference in the related accounting values is recognized in the consolidated statements of profit or loss and other comprehensive income.
Borrowings are recognized initially at fair value, net of transaction costs incurred and collateral if any. Financial liabilities related to purchasing value units (“UVA” by Spanish acronym) are adjusted by the benchmark stabilization coefficient (“CER” by Spanish acronym) at each closing date, recognizing the effects on “Other financial income (expense)” under “Remeasurement in borrowings”.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii)
Equity instruments
An equity instrument is any agreement that evidences an interest in the Company’s equity and is recognized for the amount of profit earned for the issuance of the equity instrument, net of direct issuance costs.
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
2.4.7 Recognition of revenue from contracts with customers and other income
2.4.7.1 Revenue from contracts with customers
Revenue from contracts with customers related to the sale of Crude oil, Natural gas and Liquefied Petroleum Gas (“LPG”) is recognized when control of the assets is transferred to the customer.
It is recognized for an amount of consideration to which the Company expects to be entitled in exchange for these assets, recognizing a credit under “Oil and gas accounts receivable (net of allowance for expected credit losses)” (Note 17).
As of December 31, 2024, the normal credit term is 15 days for Crude oil sales and 57 days for Natural gas and LPG sales. The Company has reached the conclusion that it acts as principal in its revenue agreements because it regularly controls assets before transferring them to the customer.
In Note 5.1 revenues was broken down by (i) product type and (ii) distribution channels. All Company revenue is recognized at a point in time.
2.4.7.2 Contract balances
Contract assets
A contract asset is defined as the right to obtain a consideration in exchange for the goods or services transferred to the customer. Should goods or services be transferred before receiving the agreed-upon payment or consideration, a contract asset is recognized for the consideration received. The Company has no contract assets as of December 31, 2024 and 2023.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Contract liabilities
A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration. If the customer pays consideration before the Company transfers the goods or services, it recognizes a contract liability. When the Company fulfills its obligations according to the agreement, liabilities are recognized as revenue.
2.4.7.3 Other operating income
The Company discloses its other operating income in Note 10.1, and mainly included: (i) gain related to the transfer of conventional assets (Note 3.2.7); (ii) gain from Exports Increase Program (Note 2.5.2); (iii) gain from farmout agreement (Note 29.2.1.1 and 29.2.1.2) and; (iv) services that are not directly related to the Company main activity.
The Company recognizes revenue over time using an input method to measure progress toward service completion.
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
Significant materials and spare parts, that the Company does not expects to use in the next 12 months, are included in “Property, plant and equipment”.
2.4.9 Cash and cash equivalents
For the presentation of the consolidated statement of cash flows, cash and cash equivalents include: (i) cash on hand and demand deposits banks and financial institutions; and (ii) other short-term highly liquid investments originally maturing in 3 or less months, readily convertible into known cash amounts and subject to insignificant risk of changes in value.
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
(i)
Capital stock
Capital stock is made up of shareholder contributions, share-based payments; net of shares repurchased in market. It is represented by outstanding shares at nominal value and is made up of Series “A” and “C” shares.
(ii)
Other equity instruments
The other equity instruments are related to a capital stock generated by a cashless exercise of warrants, which allowed to the holders, obtains 1 Series A share for each 31 Warrants owned (Note 18.3 and 21.1).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(iii)
Legal reserve
The legal reserve according to the Mexican Business Associations Law, required to allocate at least 5% of net profit for the year based on the Company’s nonconsolidated financial statements, and must be increase until it is equal to 20% of capital.
(iv)
Share repurchase reserve
The share repurchase reserve is related to the creation of a reserve for the acquisition of the Company’s own shares, which is subject to Mexico’s Securities Market Law provisions and should be approved by the Ordinary Shareholders’ meeting in compliance with the following requirements:

(i)	it should be made in an authorized stock exchange in Mexico;

(ii)	it should be carried out at market price unless it involves public offerings authorized by the Mexican Banking and Securities Commission (“CNBV” by Spanish acronym).
(v)
Other accumulated comprehensive income (losses)
Other accumulated comprehensive income comprises actuarial gains and losses for defined benefit plan remeasurement and the related tax effect.
(vi)
Accumulated profits (losses)
Accumulated profits or losses comprise retained earnings or accumulated losses that were not distributed, the amounts transferred from other comprehensive income and prior-year adjustments. They may be distributed as dividends by Company decision, provided that they are not subject to legal or contractual restrictions.
Similarly, for capital reduction purposes, these distributions will be subject to income tax assessment according to the applicable rate, except for remeasured contributed capital stock or distributions from the net taxable profit account (“CUFIN, by Spanish acronym).
2.4.11 Employee benefits
2.4.11.1 Salaries and payroll taxes
Salaries and payroll taxes expected to be settled within 12 months after period-end
are recognized for the amounts expected to be paid and are disclosed in “Salaries and payroll taxes” current in the consolidated statement of financial position (Note 24).
Costs related to compensated absences, such as vacation, bonuses and incentives are recognized as they are accrued.
In Mexico, the employees’ share in profit (“PTU, by Spanish acronym”) is paid to qualifying employees; is calculated using the income tax base, except for the following:

(i)	The employees’ share in Company profit paid during the year or prior-year tax losses pending application; and

(ii)	Payments that are also exempt for employees.
The PTU is recognized in the consolidated statements of profit or loss and other comprehensive income under “Employee benefits”.
The PTU amount allocated to each worker should not exceed the higher of the equivalent to 3 months of their current salary or the average PTU collected by the employee over the previous 3 years. Should the PTU assessed be lower than or equal to such cap, the PTU incurred will be determined by applying 10% of the Company’s taxable profit. Should the incurred PTU exceed such limit, the cap should be applied, and it will be considered the PTU incurred for the period.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.11.2 Employee benefits
The Company maintains a defined benefit plan described in Note 23. Which are related to a series of pension benefits that certain employees will receive at retirement, depending on factors, such as age, years of service and compensation. According to the conditions established in each plan, the benefit may consist of a single payment or payments supplementary to pension system payments.
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
For the years ended December 31, 2024, 2023 and 2022, the Company has not capitalized borrowings costs because it had no qualifying assets, except for interest on the discount at present value on lease liabilities disclosed in Note 15.
2.4.13 Provisions and contingent liabilities
The Company recognizes provisions when the following conditions are met: (i) it has a present or future obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate can be made. No provisions for operating future losses are recognized.
In the case of provisions in which the time value of money is significant
(
as is the case of well plugging and abandonment and environmental remediation
)
, these provisions are determined as the present value of the expected cash outflow for settling the obligation. Provisions are discounted at a rate that reflects current market conditions as of the date of the statement of financial position and, as the case may be, the risks specific to the liability. When the discount is applied, the increase in the provision due to the passage of time is recognized as a financial cost in the consolidated statements of profit or loss and other comprehensive income.
2.4.13.1 Provision for contingencies
Provisions for probable contingencies are measured at the present value of the amounts expected to be made to settle the present obligation, considering the best information available upon preparing the financial statements, based on the opinion of the Company’s legal counsel. Estimates are regularly reviewed and adjusted.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Potential contingent liabilities are: (i) obligations from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of uncertain future events not wholly within the entity’s control; or (ii) present obligations from past events that will not likely require an outflow of resources for its settlement, or which amount cannot be estimated reliably. These liabilities are disclosed in notes to the consolidated financial statements (Note 28).
Contingent liabilities which probability is remote are not disclosed.
2.4.13.2 Well plugging and abandonment provision
The Company recognizes a provision for well pugging and abandonment when there is a legal or constructive obligation as a result of past events, it is probable that a cash flow will be required to settle the obligation, and the amount to be disbursed can be reliably estimated.
In general, the obligation arises when the asset is installed, or the wells of land or environment at the site is modified.
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
The amount recognized is the best estimate of the expenditure required to settle the obligation. To consider the time value of money, the recognized value is the present value of the estimated future expense. The effect of such estimate is recognized in the consolidated statements of profit or loss and other comprehensive income.
It assesses if climate risks, including physical and energy transition risks, may have a major impact. If so, such risks are included in cash flows projected for estimating environment remediation costs (Note 2.4.19).
2.4.14 Income tax
Income tax for the period includes current and deferred income tax. Income tax is recognized in the consolidated statements of profit or loss and other comprehensive income except if it is related to items recognized in other comprehensive income or directly in equity.
Current and deferred tax assets and liabilities were not discounted and are stated at nominal values.
Income tax rates effective in Argentina and Mexico stand at 35% and 30% as of December 31, 2024, 2023 and 2022, respectively. For further information, see Note 16, 30.2 and 30.4.
2.4.14.1 Current income tax
The Company recognizes a current income tax liability as of every year-end,
calculated based on effective laws enacted by the related tax authorities.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
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
2.4.15 Share-based payments
The Company grants to some employees shared-based compensation; whereby employees receive as consideration for equity instruments (equity-settled transactions).
Equity-settled transactions
The cost of equity-settled transactions is determined by the fair value at vesting date using a proper valuation method (Note 31).
Such cost is recognized in the consolidated statements of profit or loss and other comprehensive income in “General and administrative expenses” under “Share-based payments” along with the related capital increase during the period in which the service is rendered and performance conditions.
On March 22, 2018, the Company approved a Long-Term Incentive Plan (“LTIP”) whose goal is to attract and retain talented persons such as officers, directors, employees and consultants. The LTIP includes the following mechanisms for rewarding and retaining key personal:
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) Restricted stock (“RS”)
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
2.4.16 Investments in associates
An associate is an entity over which the Company has significant influence, being the power to participate in the financial and operating policy decisions of the associate but not control or join control over it. The considerations regarding control and significant influence are similar to those made by the Company in relation to its subsidiaries (Note 2.3.1).
Investments are initially recognized at acquisition cost and then using the equity method whereby interests are recognized in profit or loss and in equity. The equity method is used as from the date when the significant influence over the associates is exercised.
The associates’ financial statements were prepared using the same policies employed in preparing these consolidated financial statements.
The Company’s interests in the associates’ net profits or losses, after acquisition, are recognized in the statements of profit or loss and other comprehensive income.
As of December 31, 2024 and 2023, the amount of investments in associates was 11,906 and 8,619, respectively.
2.4.17 Biological assets
Biological assets are measured at initial recognition, and at the end of each reporting period, at fair value less estimated costs to sell at the point of harvest or collection.
Changes in fair value at initial or subsequent recognition are recognized in the period in the consolidated statement of profit or loss and other comprehensive income.
As of December 31, 2024, the Company has biological assets for 10,027, mainly related of tree plantations, and its fair value less costs to sell are similar to replacement cost, as they are at the initial growth cycle.
Tree plantations are classified as
non-current
biological assets because they are not expected to be harvested within the next 12 months.
2.4.18 Going concern
The Board oversees the Group’s cash position regularly and liquidity risk to ensure that there are sufficient funds to meet expected financing, operating and investing requirements.
Considering the macroeconomic context, the result of operations and the Group’s cash position as of December 31, 2024 and 2023, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these consolidated financial statements were prepared on a going concern basis.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.19 Climate-Related Matters
The Company frequently assesses the potential impact of climate-related matters in the estimates and assumptions used as basis for some items in the financial statements.
Even though the Company considers that its business model will continue to be feasible after transition to a low-carbon
economy, climate-related matters increase uncertainty in the following estimates and assumptions:
(i) Useful life of property, plant and equipment: upon reviewing the expected useful life and residual value of assets, the Company considers climate-related matters and the legislation that may restrict the use of assets or require major capital expenditure (Note 2.4.2.1).
(ii) Impairment of long -lived assets and business credit: upon assessing the recoverable value of these assets, the Company considers climate-related matters, and climate change regulations (Note 3.2.1 and 3.2.2).
(iii) Environmental remediation liabilities: the Company considers the potential impact of climate-related matters upon estimating future decommissioning costs (Note 2.4.13.3).
Even though the Company considers climate-related matters have no major impact in the consolidated financial statements, it regularly assesses relevant changes and developments.
2.5 Regulatory framework
A-
Argentina
2.5.1 Regulatory framework for oil and gas activity
In Argentina, oil and gas exploration, exploitation and trade is governed by Law No. 17,319 and its amendments (“Argentine Hydrocarbons Law”), which establishes the regulatory framework for the exploration, exploitation, transportation and marketing of hydrocarbons (oil and natural gas) in the country.
The main modifications to the Argentine Hydrocarbons Law are detailed below:
(i)
Law No.
 27,007:

-
It sets the terms for exploration permits and operating and transport concessions, distinguishing between conventional and unconventional concessions, the continental platform and territorial marine reserves;

-
The 12% payable as royalties are still effective to the grantor by operating concessionaires on the extraction of liquid hydrocarbon byproducts in wellheads and Natural gas production. In case of an extension, additional royalties will be paid up to 3% up to a maximum 18% for the following extensions; and

-
It prevents the Argentine government and provinces from reserving new areas in the future in favor of public or mixed companies or entities, regardless of their legal type. Therefore, the agreements entered into by provincial companies for the exploration and development of reserved areas before the amendment are safeguarded.

However, the Province of Neuquén has its own Hydrocarbon Law No. 2,453. Hence, the Company’s assets in the Province of Neuquén are governed by such law, whereas the remainder assets located in the Provinces of Río Negro and Salta follow Law No. 17,319, and its subsequent amendments.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii)
Law No.
 27,742:
On June 28, 2024, Argentina’s House of Representatives approved Law of Bases and Points of Departure for the Freedom of Argentineans No. 27,742, as well as Law of Palliative and Relevant Tax Measures No. 27,743 (jointly, “the Bases Law”). On July 8, 2024, the Bases Law was enacted through Presidential Decrees No. 592/2024 and No. 593/2024, respectively, published in the Official Bulletin.
These law’s main objective is deregulating the Argentine economy and adjust the state’s operation and structure; declaring a public administrative, economic, financial, and energetic emergency for a year, and grant the Argentine Executive (“PEN” by Spanish acronym) delegated legislative powers, as main measures.
Regarding the main amended to the Argentine Hydrocarbons Law, as follows:
- Eliminates the concept of hydrocarbon self-supply existing at the time, with the objective of maximizing corporate profits from the exploitation of resources;
- Establishes that the Executive (National or Provincial, as the case may be) may grant storage permits and authorizations for hydrocarbon processing, under the requirements and conditions set forth by the Argentine Hydrocarbons Law;
- Grants producers rights to trade, transport, and industrialize hydrocarbons and by-products,
while prohibiting the National Executive from intervening or setting prices;
- Establishes the free export and import of hydrocarbons and by-products,
eliminating the Department of Energy’s authority to challenge export permits;
- Amends the acquisition system and terms for unconventional concessions following the reconversion of conventional concessions;
- Authorizes the regulatory authority to grant concessions for terms other than those established in Argentine Hydrocarbons Law;
- Amends the extension system for new concessions;
- Mandates that new concessions be awarded through a bidding process upon expiration of existing concessions.
The Bases Law also sets forth the creation of an Incentive Regime for Large Investments (the “RIGI” by Spanish acronym), which provides stability and offers tax, customs, and foreign exchange benefits for projects in various sectors, including the energy and oil & gas, subject to specific conditions.
The RIGI was established and published in the Official Bulletin on August 23, 2024, through Presidential Decree No. 749/2024, applicable to the oil & gas sector solely for the following activities: (i) construction of treatments plants, natural gas separation plants, oil & gas pipelines, and polyducts, and storage facilities; (ii) transportation and storage of liquid and gaseous hydrocarbons; (iii) petrochemical plants, including fertilizer production and refinery; (iv) natural gas production, collection, treatment, processing, fractioning, liquefaction and transportation for export of liquefied natural gas, as well as the infrastructure works required to develop the industry, and (v) offshore exploration and exploitation of liquid and gaseous hydrocarbons.
The Bases Law had no significant impact on these consolidated financial statements.
2.5.2 Exports Increase Program
On October 3, 2023, the Department of Energy (“SE” by Spanish acronym) through Resolution No. 808/23, established that the exporters of Crude oil, Natural gas and by-products
(that meet certain conditions) may receive 25% of the funds obtained from exports through securities acquired in foreign currency and sold in local currency.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On October 23, 2023, the PEN, through Necessity and Urgency Decree (“DNU” by Spanish acronym) No. 549/23, set forth the Export Increase Program, by virtue of which 30% of the funds obtained from exports may be received through securities market, effective through November 17, 2023.
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
For the years ended December 31, 2024, and 2023, the Company recognized a gain of 45,201 and 81,232 in “Other operating income” under “Gain from Exports Increase Program” (Note 10.1).
2.5.3 Gas market
2.5.3.1 Argentine promotion plan to stimulate Natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)
On November 13, 2020, through Presidential Decree No. 892/2020, the PEN approved Gas IV Plan, whereby it declared that the promotion of Natural gas production is both a matter of public interest and a priority.
On December 15, 2020, through Resolution No. 391/2020, the SE awarded volumes and prices, for which the Company entered into agreements with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”), Integración Energética Argentina S.A. (“IEASA”) and other distribution to supply Natural gas for electric power generation and residential consumption, respectively.
Moreover, through Presidential Decree No. 730/2022 of November 3, 2022, the Argentine government replaced Presidential Decree No. 892/2020, thus extending the term of the Gas IV Plan through December 31, 2028.
On December 22, 2022, through Resolution No. 860/2022, of the SE, the Company, through its subsidiary Vista Argentina, was awarded a base volume of 0.86 million cubic meters per day (“Mcm/d”) at an annual average price of 3.29 USD/MMBTU (Millions of British Themal Units (“MMBTU”)), applicable until December 31, 2024.
The Company was granted a permit by the SE to export Natural gas to Chile according to the following volumes:
(i) 0.15 Mcm/d for the period elapsed from January through April 2022;
(ii) a variable volume for May through September 2022; and
(iii) 0.45 Mcm/d for the period elapsed from October 2022 through April 2023.
On April 19, 2023, through Resolution No. 265/2023 of the SE, the base volume awarded to Vista was increased to 1.14 Mcm/d, maintaining the annual average price of 3.29 USD/MMBTU, applicable for a 4
-
year period as from January 1, 2025.
The Company was granted a permit by the SE to export Natural gas to Chile according to the following volumes:
(i) 0.02 Mcm/d for the period elapsed from July through September 2023;
(ii) 0.43 Mcm/d for the period elapsed from October 2023 through April 2024;
(iii) 0.17 Mcm/d for the period elapsed from May through September 2024;
(iv) 0.43 Mcm/d for the period elapsed from October through December 2024;
(v) 0.17 Mcm/d for the period elapsed from January through April 2025;
(vi) 0.15 Mcm/d for the period elapsed from May through September 2025; and
(vii) 0.17 Mcm/d for the period elapsed from October through December 2025.
For the years ended December 31, 2024 and 2023, the Company received a net amount of 3,839 and 5,189, respectively.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2024 and 2023, the receivables related to such plan stand at 3,007 and 1,245, respectively (Note 17).
2.5.4 Royalties and others
(i) Royalties
As mentioned in Note 2.5.1, royalties are governed by Law No. 17,319, as amended, and are calculated by applying 12% to the selling price after discounting certain expenses with the purpose of taking the value of the cubic meter of Crude oil, Natural gas and LPG to wellhead prices.
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

These amendments also allow private sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons.
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
In May 2021, Mexican Hydrocarbons Law Reforms (the “Reforms”) was published in the Official Bulletin. In general, the Reforms affect the permit system under Mexican Hydrocarbon Law by granting enhanced powers to the SENER and the CRE to grant, review, and revoke the different permits under such law. The Reforms also regain public control of the Mexican oil trading sector.
2.5.6 Royalties and others
The consideration payable to the Mexican government will be made up of:
(i) Contractual installment for exploration phase
It applies to the areas that do not have a development plan approved by the CNH and it is calculated monthly using the instalment established for each square kilometer comprising the areas covered by the contract.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The comparative information for the year ended December 31, 2022, has been reclassified to ensure consistent filing with the consolidated financial statements as of December 31, 2024 and 2023.
“Revenues from contract with customers” and “Royalties and others” increased by 43,840 for the year ended December 31, 2022.
These changes had no effect on the net profit for the year ended December 31, 2022.
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

3.1 Significant judgments in the application of accounting policies
Below are the significant judgments other than those involving estimates (Note 3.2) that Management made and that have a material impact on the figures recognized in the consolidated financial statements.
3.1.1 Contingencies
The Company is subject to several claims, trials and other legal proceedings that arose during the ordinary course of business. The Company’s liabilities with respect to such claims, trials and other legal proceedings cannot be estimated with an absolute certainty. Therefore, the Company periodically reviews each contingency status and assesses the potential liability, employing the criteria mentioned in Note 22.3; hence, Management makes estimates mainly with the legal counsel’s assistance.
Contingencies include pending lawsuits for potential damage or third-party claims in the Company’s ordinary course of business and claims from disputes related to the interpretation of applicable legislation.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create an output. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with necessary skills, knowledge or experience to perform those processes or else it significantly contributes to the ability to produce outputs and is considered unique or scarce or cannot be replaced without significant cost, effort or delay in the ability to continue producing outputs. In cases where an oil and gas property acquisition transaction does not compliance the above conditions, the Company considers that it must be recognized as an asset acquisition.
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
As of December 31, 2024, 2023 and 2022, the Company has not registered any business combinations.
3.1.4 Joint arrangements
The Company assesses whether it has joint control on an arrangement, analyzing the activities and decisions about these relevant activities that require unanimous consent. The Company determined that the relevant activities for joint arrangements are those related to operating decisions, including the approval of the annual budget and the approval of service suppliers. The considerations made to assess joint control are the same as those needed to determine control on subsidiaries as established in Note 2.3.1.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.2 Key sources of uncertainty in estimates
Below are the main estimates that entail significant impact in the Company’s assets, liabilities and profit or loss:
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
As of December 31, 2024 and 2023, the Company has goodwill for 22,576 (Note 14) related to the initial business combination.
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
No goodwill impairment losses were recognized as of December 31, 2024, 2023 and 2022.
3.2.2 Impairment of long
-
lived assets other than goodwill
Long-lived assets are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or CGUs.
In Argentina, oil and gas properties were grouped as follow:
- As of December 31, 2024 and 2023, (i) operated exploitation concessions of unconventional oil and gas; and
(ii) non-operating
concessions of conventional oil and gas.
- As of December 31, 2022, (i) operated exploitation concessions of conventional oil and gas; (ii) operated exploitation concessions of unconventional oil and gas; and (iii) non-operating concessions of conventional oil and gas.
The Company also identified only 1 CGUs in Mexico: (i) operated exploitation concessions of conventional oil and gas, as of December 31, 2024, 2023 and 2022.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As the initial step in drafting these plans, the Company establishes different assumptions on market conditions, such as Crude oil, Natural gas and LPG prices. These assumptions consider existing prices, the balance between global supply and demand of Crude oil and Natural gas. Upon assessing the value in use, estimated future cash flows are adjusted to consider the specific risks of the group of assets and are discounted at present value using a discount rate that reflects the current market assessments of the time value of money.
The Company assesses whether there is an indication that previously recognized impairment losses have reversed or decreased as of each reporting date. A previously recognized impairment loss is reversed only if here has been a change in the estimates used in determining the recoverable amount of the asset.
The assessment of whether an asset or CGU is impaired and to which extent involves Company estimates on highly uncertain issues such the effects of inflation on exploitation expenses, discount rates, production profiles, reserves and resources and commodity future prices. It requires that assumptions be made when assessing the proper grouping of items of property, plant and equipment in a CGU. Actual cash flows and values may differ significantly from expected future cash flows and related amounts obtained using discount techniques, which could create major changes in the accounting values of the Group’s assets.
As of December 31, 2024, the Company did not identify indications of reversal or impairment related with goodwill and long -lived assets other than goodwill in Argentina. However, the Company identified reversal of impairment indicators to the CGU in Mexico, mainly resulting from the recovery of the local price of Natural gas. Therefore, the Company performed an impairment testing; using estimated cash flows per CGU, to determine the recoverable amount of the long -lived assets and compare it against carrying amount of CGU.
As result of the analysis performed, for the year ended December 31, 2024 the Company recorded a reversal of impairment of 4,207 related to the CGU operated exploitation concessions of conventional oil and gas exploration and production in Mexico.
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
As of December 31, 2022, the Company did not identify indications of impairment related to goodwill and long-lived assets other than goodwill in Argentina and Mexico.
Main assumptions used
Below are the key assumptions used in assessing the recoverable value of the aforementioned CGUs, if any, and the sensitivity analyses:

	As of December 31, 2024		As of December 31, 2023		As of December 31, 2022
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Discount rates (after taxes)	9.9%	7.4%	12.9%	6.0%	11.9%	7.9%
Discount rates (before taxes)	18.2%	8.3%	21.9%	8.2%	18.7%	11.6%
Prices of Crude oil, Natural gas and LPG
Crude oil (USD/bbl) (1)
2023	—	—	—	—	80.3	72.2
2024	—	—	82.4	73.4	92.8	88.3
2025	73.3	60.7	79.0	70.9	84.0	79.9
2026	70.7	61.6	72.6	64.5	79.3	78.3
2027	67.3	62.9	66.4	61.3	79.3	78.3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2024		As of December 31, 2023		As of December 31, 2022
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
As from 2028	67.4	61.4	66.4	61.3	79.3	78.3
Natural gas - local prices (USD/MMBTU)
As from	3.0	4.0	2.8	3.3	3.9	3.0
LPG - local prices (USD/tn)
As from	301.8	—	296.3	—	250.4	—

(1)	The prices correspond to Brent and Maya, for Argentina and Mexico, respectively.
(i)
Discount rates:
 Discount rates represent the present market value of the Company’s specific risks considering the time value of money and the individual risks of the underlying assets that have not been considered in cash flow estimates. The discount rate is calculated based on the Company’s specific circumstances and is derived from the weighted average cost of capital (“WACC”) with the proper adjustments to reflect risks and determine the rate before taxes. The income tax rate used is the tax rate effective in Argentina and Mexico standing at
35
% and
30
%, respectively.
The WACC considers the cost of debt and cost of capital and considered public market data of certain companies deemed comparable (“comparable companies”) based on the industry, region and main activity.
(ii)
Prices of Crude oil, Natural gas and LPG:
Expected commodity prices are based on Management estimates and available market data.
The Company considered discounts for Crude oil prices based on the quality of the Crude oil produced in each CGU. The dynamics of the domestic Crude oil and liquid fuels markets in Argentina and Mexico are also considered. The changes in Brent and Maya prices was estimated using the average market analysis forecasts.
To forecast the local price of Natural gas used the average price received from gas sales in each CGU. Natural gas prices are adjusted by the calorific value of gas produced in each CGU.
The Company’s long-term assumption for Crude oil prices reflects the judgment that the market can produce enough oil to meet global demand sustainably.
(iii)
Production and reserve volumes
: the production level and the reserves is based on the reports certificated by external consultants and different risk factors were also applied to determine the expected value of each type of reserve (Note 32).
Sensitivity to changes in assumptions
Regarding the assessment of the value in use as of December 31, 2024, and 2023, the Company considers that there are no reasonably possible changes in any of the abovementioned main assumptions that may cause the carrying amount of any CGU to decrease its recoverable amount, except for the following:

	As of December 31, 2024		As of December 31, 2023		As of December 31, 2022
	Argentina	Mexico	Argentina (1)	Mexico	Argentina (2)	Mexico

Discount rate (on the basis)	+ 10%		+ 10%		+ 10%
Carrying amount	—	(3,138)	(136)	(2,559)	—	—
Expected prices of Crude oil, Natural gas and LPG	- 10%		- 10%		- 10%
Carrying amount	—	(14,012)	(349)	(13,402)	(41,816)	—

(1)	Related to the non-operating concessions of conventional oil and gas CGU.
(2)	Related to the operated concessions of conventional oil and gas CGU.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The aforementioned sensitivity analysis may not be representative of the actual change in the carrying amount because it is unlikely that the change in the assumptions would occur in isolation as some assumptions may be correlated.
For further information climate-related matters see Note 2.4.19.
As of December 31, 2024, and 2023, the net carrying amount of property, plant and equipment, other intangible assets and right-of-use
assets is disclosed in Note 13, 14 and 15, respectively.
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
Well plugging and abandonment liabilities stand at 32,438 and 15,287, as of December 31, 2024, and 2023, respectively (Note 22.1).
3.2.5 Oil and gas reserves
Oil and gas items of property, plant and equipment are depreciated using the UDP method over total proved reserves (developed and not developed as applicable). Proved oil and gas reserves are those quantities of Natural gas, Crude oil, and LPG which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
Reserve estimates are adjusted by changes in the assessment criteria or at least annually. These reserves are based on the estimates certified annually by independent reserve engineering consultant.
The Company uses the information obtained from the reserve calculation in determining the depreciation of assets used in oil and gas areas, and in assessing their recoverability (Note 3.2.1, 3.2.2, 13 and 32).
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
3.2.7 Agreement signed with Aconcagua related to conventional assets (“transfer of conventional assets”)
On February 23, 2023, the Company approved the agreement signed by its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”) with Aconcagua for the operations in the following concessions of the Neuquina Basin, Argentina (the “Transaction”): (i) the Entre Lomas upstream concession located in the Province of Neuquén; (ii) Entre Lomas, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito S.E upstream concessions located in the Province of Río Negro (jointly, the “Exploitation Concessions”); (iii) the Entre Lomas and Jarilla Quemada gas transportation concession located in the Province of Río Negro, and (iv) the 25 de Mayo-Medanito S.E. Crude oil transportation concession located in the Province of Río Negro (jointly with the Exploitation concessions the “Concessions”).
The Transaction consists of a
two-phase
operation as described below:

(i)
The First Phase or Operating Period, which became effective on March 1, 2023, (“Effective Date”) and will remain in place until the “Closing Date”, which will be: (i) the date when Vista Argentina has received 4 million barrels of Crude oil and 300 million standard cubic meters (m
3
) of Natural gas (9,300 kilocalories per m
3
); or (ii) February 28, 2027 (“Deadline”), whichever comes first.

If Aconcagua fails to meet the aforementioned point (i) and prior of the Deadline, must pay VISTA the undelivered production according to the average price of the Neuquén Basin for the last 12 months.

(ii)
The Second Phase will begin on Closing Date, and Vista Argentina and Aconcagua will request the Provinces of Río Negro and Neuquén (“the Provinces”) to approve the assignment of the Concessions. Thus, the Second Phase will end when the Concessions are transferred to Aconcagua through province approval and the Transaction will then be formalized.

Under the terms of the Transaction, during the Operating Period, Vista Argentina maintains the ownership of the Concessions, and Aconcagua: (i) pays 26,468 in cash (10,000 on February 15, 2023, (“Signature Date”) and 10,734 and 5,734 in March 2024 and 2025, respectively); (ii) will operate the Concessions on an as is where is
basis, and (iii) pays 100% of Vista’s share capex, operating cost, as well as assumes any other cost, including royalties and taxes related to the operation of Concessions.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
As of December 31, 2023, as a consequence of the Transaction, the Company received 10,000 in cash; and recognized: (i) an initial accounts receivable for a total amount of 205,730 in “Trade and other receivables” under “Receivable related to the transfer of conventional assets” (Note 17); (ii) a disposal of 120,529 and 5,542 in “Property, plant and equipment” and “Goodwill”, respectively (Note 13 and 14), and (iii) a gain of 89,659 in “Other operating income” under “Gain related to transfer of conventional assets” (Note 10.1) resulting from the difference between the initial consideration and the residual value deletion of net assets included in the Transaction.
This consideration is related to the committed funds and the initial credit recognized, which is equivalent to the discounted value of the agreed-upon volumes of Crude oil, Natural gas and LPG to be received during the Operating Period. For the valuation of receivables, the Company has estimated the terms and costs of supplying these volumes and the discount rate applicable.
As of December 31, 2024, the Company received 10,734 related with the Transaction.
For the years ended December 31, 2024 and 2023, the Company recognized 33,570 and 27,539 in the consolidated statement of profit or loss under “Other non-cash
costs related to the transfer of conventional assets”, mainly related to the cost related for supplying the volumes of Crude oil, Natural gas and LPG by Aconcagua under the agreement, which were discounted from the initial credit recognized for the transaction.
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
For the years ended December 31, 2024, 2023, and 2022, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.
The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these consolidated financial statements.
The following chart summarizes noncurrent assets per geographical area:

	As of December 31, 2024	As of December 31, 2023
Argentina	3,128,742	2,122,735
Mexico	51,359	49,364

Total noncurrent assets	3,180,101	2,172,099

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 5. Revenue from contracts with customers

	Year ended December 31, 202 4	Year ended December 31, 2023	Year ended December 31, 2022
Goods sold	1,647,768	1,168,774	1,187,660

Total revenue from contracts with customers	1,647,768	1,168,774	1,187,660

Recognized at a point in time	1,647,768	1,168,774	1,187,660

The Company’s transactions and main revenue are described in Note 2.4.7. Revenue is derived from contracts with customers.
5.1 Information broken down by revenue from contracts with customers

Type of products	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Revenues from crude oil sales	1,573,069	1,097,316	1,113,411
Revenues from natural gas sales	71,756	67,290	68,663
Revenues from LPG sales	2,943	4,168	5,586

Total revenue from contracts with customers	1,647,768	1,168,774	1,187,660

Distribution channels	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Exports of crude oil	807,526	642,155	604,977
Local crude oil	765,543	455,161	508,434
Local natural gas	51,898	46,931	55,132
Exports of natural gas	19,858	20,359	13,531
LPG sales	2,943	4,168	5,586

Total revenue from contracts with customers	1,647,768	1,168,774	1,187,660

5.2 Performance obligations
The Company’s performance obligations are related to the transfer of goods to customers. The E&P business involves all the activities related to Crude oil and Natural gas exploration, development and production. Revenue is mainly derived from the sale of produced Crude oil, Natural gas and LPG to third parties at a point in time.
Note 6. Cost of sales
6.1 Operating costs

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Fees and compensation for services	62,006	48,729	66,155
Salaries and payroll taxes	27,310	21,072	22,344
Employee benefits	9,333	5,926	6,481
Consumption of materials and spare parts	4,377	4,933	16,824
Transport	4,221	5,214	5,963
Easements and fees	3,288	4,547	11,427
Other	5,991	4,264	4,191

Total operating costs	116,526	94,685	133,385

6.2 Crude oil stock fluctuation

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Crude oil stock at beginning of the year (Note 19)	2,664	4,722	5,222
Less: Crude oil stock at end of the year (Note 19)	(4,384)	(2,664)	(4,722)

Total Crude oil stock fluctuation	(1,720)	2,058	500

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

6.3 Royalties and others

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Royalties	184,441	128,723	144,837
Export duties	59,509	48,090	43,840

Total royalties and others	243,950	176,813	188,677

Note 7. Selling expenses

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Transport	88,257	33,006	28,686
Taxes, rates and contributions	24,960	14,908	16,522
Fees and compensation for services	15,481	10,490	5,137
Tax on bank account transactions	11,636	10,388	9,595
(Reversal of) allowance for expected credit losses (Note 17)	—	—	(36)

Total selling expenses	140,334	68,792	59,904

Note 8. General and administrative expenses

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Salaries and payroll taxes	37,587	23,300	27,178
Share-based payments (Note 31)	34,923	23,133	16,576
Fees and compensation for services	13,377	11,764	9,848
Taxes, rates and contributions (1)	9,687	1,884	1,859
Employee benefits	6,020	4,678	3,360
Institutional promotion and advertising	2,324	2,174	2,066
Other	5,036	3,550	2,939

Total general and administrative expenses	108,954	70,483	63,826

(1)	For the years ended December 31, 2024 , 2023 and 202 2 , including 8,017 , 1,072 and 279, respectively, related to personal assets tax.
Note 9. Exploration expenses

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Geological and geophysical expenses	138	16	736

Total exploration expenses	138	16	736

Note 10. Other operating income and expenses
10.1 Other operating income

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Gain from Exports Increase Program (1)	45,201	81,232	—
Other services income	8,926	8,492	8,480
Gain related to the transfer of conventional assets (2)	—	89,659	—
Gain from farmout agreement (3)	—	24,429	18,218

Total other operating income	54,127	203,812	26,698

(1)	The years ended December 31, 2024, and 2023, mainly included 43,911 and 86,173 of gain, net of related costs (Note 2.5.2).
(2)	See Note 3.2.7.
(3)
The years ended December 31, 2023, and 2022, including 26,650 and 20,000 of receipts received by Trafigura, related to the farmout agreements I and II (Note 29.2.1.1 and 29.2.1.2), net of disposals of oil and gas properties and goodwill for 2,051 and 170; 1,654 and 128, respectively (Note 13 and 14).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

10.2 Other operating expenses

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
(Provision for) contingencies (1) (Note 22.3)	(688)	(69)	(379)
(Provision for) environmental remediation (1) (Note 22.2)	(359)	(485)	(2,133)
(Provision for) reversal of materials and spare parts obsolescence (1)	(214)	1,132	(278)
Restructuring and reorganization expenses (2)	—	(276)	(531)

Total other operating expenses	(1,261)	302	(3,321)

(1)	These transactions did not generate cash flows.
(2)	For the year ended December 31, 2023, the Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.
Note 11. Financial income (expense), net
11.1 Interest income

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Financial interest	4,535	1,235	809

Total interest income	4,535	1,235	809

11.2 Interest expense

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Borrowings interest (Note 18.2)	(62,499)	(21,879)	(28,886)

Total interest expense	(62,499)	(21,879)	(28,886)

11.3 Other financial income (expense)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Amortized cost (Note 18.2)	(1,649)	(1,810)	(2,365)
Changes in the fair value of warrants (Note 18.5.1)	—	—	(30,350)
Net changes in foreign exchange rate	(453)	18,458	33,263
Discount of assets and liabilities at present value	933	2,137	(2,561)
Changes in the fair value of financial assets	14,120	19,437	(17,599)
Interest expense on lease liabilities (Note 15)	(3,093)	(2,894)	(1,925)
Discount for well plugging and abandonment (Note 22.1)	(1,312)	(2,387)	(2,444)
Remeasurement in borrowings (1)	—	(72,044)	(52,817)
Other (2)	14,855	(26,381)	9,242

Total other financial income (expense)	23,401	(65,484)	(67,556)

(1)	Related to borrowings in UVA adjusted by CER (Note 18.2).
(2)	For the years ended December 31, 2024 , 2023 and 202 2 , including 6,175 income s ; and 819 and 2,515 from loss related to the ON swapping (Note 18.1 and 18.2), respectively. These are non-cash.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Earnings per share
a) Basic
Basic earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the year.

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Profit for the year, net	477,521	396,955	269,535
Weighted average number of ordinary shares	95,906,449	93,679,904	87,862,531

Basic earnings per share	4.979	4.237	3.068

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

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Profit for the year, net	477,521	396,955	269,535
Weighted average number of ordinary shares (1)	103,077,629	99,232,919	97,830,538

Diluted earnings per share	4.633	4.000	2.755

(1)	As of December 31, 2024, the Company has 95,285,453 outstanding shares (Note 21.1) that cannot exceed 98,781,028 shares.

Likewise,	in accordance with IFRS the average number of ordinary shares with a potential dilutive effect amounts to 103,077,629.
As of December 31, 2024,
2023 and 2022,

the Company holds
1,840,530
,
 3,705,757 and 4,854,408, respectively
,

Series A shares to be used in the LTIP, that, on the date of this consolidated financial statements, are currently unvested. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings per share.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Property, plant and equipment
The changes in property, plant and equipment for the year ended December 31, 2024, are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2023	12,574	43,524	498,707	2,036,644	123,015	44,955	2,759,419
Additions	—	—	—	23,325 (1)	1,034,608	238,831	1,296,764
Transfers	(4,310)	11,102	—	1,154,325	(966,416)	(194,701)	—
Disposals	—	(560)	—	—	—	—	(560)
Reversal of impairment of long-lived assets (2)	—	—	2,201	2,493	—	—	4,694

Amounts as of December 31, 2024	8,264	54,066	500,908	3,216,787	191,207	89,085	4,060,317

Accumulated depreciation
Amounts as of December 31, 2023	(232)	(15,239)	(80,655)	(735,534)	—	—	(831,660)
Depreciation	—	(6,563)	(21,044)	(394,919)	—	—	(422,526)
Disposals	—	339	—	—	—	—	339
Reversal of impairment of long-lived assets (2)	—	—	(92)	(395)	—	—	(487)

Amounts as of December 31, 2024	(232)	(21,463)	(101,791)	(1,130,848)	—	—	(1,254,334)

Net value

Amounts as of December 31, 2024	8,032	32,603	399,117	2,085,939	191,207	89,085	2,805,983

(1)	Related to the re-estimation of well plugging and abandonment (Note 22.1). This transaction did not generate cash flows.
(2)	See Note 3.2.2.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The changes in property, plant and equipment for the year ended December 31, 2023, are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties		Production wells and facilities		Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2022	10,794	43,522	513,164		1,607,895		153,948	41,958	2,371,281
Additions	—	1	—		—		636,189	98,124	734,314
Transfers	3,474	7,551	—		738,092		(666,739)	(82,378)	—
Disposals	—	(13)	(2,475	) (1)	(930	) (2)	—	—	(3,418)
Impairment of long -lived assets (3)	—	—	(11,982)		(16,393)		—	—	(28,375)
Disposals related to the transfer of conventional assets (4)	(1,694)	(7,537)	—		(292,020)		(383)	(12,749)	(314,383)

Amounts as of December 31, 2023	12,574	43,524	498,707		2,036,644		123,015	44,955	2,759,419

Accumulated depreciation
Amounts as of December 31, 2022	(300)	(15,587)	(67,947)		(681,108)		—	—	(764,942)
Depreciation	(3)	(4,921)	(13,634)		(246,238)		—	—	(264,796)
Disposals	—	10	424	(1)	—		—	—	434
Impairment of long -lived assets (3)	—	—	502		3,288		—	—	3,790
Disposals related to the transfer of conventional assets (4)	71	5,259	—		188,524		—	—	193,854

Amounts as of December 31, 2023	(232)	(15,239)	(80,655)		(735,534)		—	—	(831,660)

Net value

Amounts as of December 31, 2023	12,342	28,285	418,052		1,301,110		123,015	44,955	1,927,759

(1)	Related to the farmout agreement I and II mentioned in Note 29.2.1.1 and 29.2.1.2.
(2)	Related to the re-estimation of well plugging and abandonment (Note 22.1). This transaction did not generate cash flows.
(3)	See Note 3.2.2.
(4)	See Note 3.2.7.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 14. Goodwill and other intangible assets
Below are the changes in goodwill and other intangible assets for the year ended December 31, 2024:

	Goodwill	Other intangible assets
Cost
Amounts as of December 31, 2023	22,576	24,396
Additions	—	11,328

Amounts as of December 31, 2024	22,576	35,724

Accumulated amortization
Amounts as of December 31, 2023	—	(14,370)
Amortization	—	(5,911)

Amounts as of December 31, 2024	—	(20,281)

Net value

Amounts as of December 31, 2024	22,576	15,443

Below are the changes in goodwill and other intangible assets for the year ended December 31, 2023:

	Goodwill		Other intangible assets
Cost
Amounts as of December 31, 2022	28,288		18,246
Additions	—		7,293
Disposals	(170	) (1)	—
Disposals related to the transfer of conventional assets (2)	(5,542)		(1,143)

Amounts as of December 31, 2023	22,576		24,396

Accumulated amortization
Amounts as of December 31, 2022	—		(11,454)
Amortization	—		(4,059)
Disposals related to the transfer of conventional assets (2)	—		1,143

Amounts as of December 31, 2023	—		(14,370)

Net value

Amounts as of December 31, 2023	22,576		10,026

(1)	Related to the farmout agreement I and II mentioned in Note 29.2.1.1 and 29.2.1.2.
(2)	See Note 3.2.7.
Goodwill arises from the initial business combination, mainly due to the Company’s capacity to tap into unique synergies from managing a portfolio of acquired oil and existing plots of land.
As of December 31, 2024 and 2023, it was allocated to operated exploitation concessions of unconventional oil and gas CGU.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 15.
Right-of-use
assets and lease liabilities
The carrying amount of the Company’s
right-of-use
assets and lease liabilities, as well as the changes for the years ended in December 31, 2024, and 2023, are detailed below:

	Right-of-use assets			Total lease liabilities
	Land and Buildings	Facilities and machinery	Total
Amounts as of December 31, 2023	388	60,637	61,025	(70,468)
Reestimation	1,428	9,799	11,227	(11,301)
Additions	14,423	63,458	77,881	(63,458)
Depreciation (1)	(688)	(44,112)	(44,800)	—
Payments	—	—	—	56,641
Interest expense (2)	—	—	—	(7,074)

Amounts as of December 31, 2024	15,551	89,782	105,333	(95,660)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 35,538.
(2)	Including drilling agreements capitalized as “Works in progress” for 3,981.

	Right-of-use assets			Total lease liabilities
	Land and Buildings	Facilities and machinery	Total
Amounts as of December 31, 2022	986	25,242	26,228	(29,194)
Additions	—	63,336	63,336	(68,499)
Reestimation	(14)	1,450	1,436	(1,675)
Depreciation (1)	(584)	(29,391)	(29,975)	—
Payments	—	—	—	36,780
Interest expense (2)	—	—	—	(7,880)

Amounts as of December 31, 2023	388	60,637	61,025	(70,468)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 22,400.
(2)	Including drilling agreements capitalized as “Works in progress” for 4,986.
In line with Note 2.4.3, short-term and
low-value
lease agreements were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 121, 69 and 118 for the years ended December 31, 2024, 2023, and 2022, respectively.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 16. Deferred income tax assets and liabilities, and income tax expense
Deferred income tax assets and liabilities break down as follows:

	As of January 1, 2024	Profit (loss)	Other comprehensive income (loss)	As of December 31, 2024
Tax losses and other unused tax credits (1)	7,932	(7,710)	—	222
Provisions	4,270	(1,608)	—	2,662
Employee benefit	1,255	32,700	3,570	37,525
Other	27	(27)	—	—

Assets for deferred income tax	13,484	23,355	3,570	40,409

Property, plant and equipment	(278,724)	232,175	—	(46,549)
Tax inflation adjustment	(102,239)	66,575	—	(35,664)
Trade and other receivables	(11,700)	918	—	(10,782)
Right-of-use assets, net	3,305	(8,284)	—	(4,979)
Borrowings	(968)	(2,082)	—	(3,050)
Inventories	(379)	213	—	(166)
Short-term investments	(164)	112	—	(52)

Liabilities for deferred income tax	(390,869)	289,627	—	(101,242)

Deferred income tax, net	(377,385)	312,982	3,570	(60,833)

	As of January 1, 2023	Profit (loss)	Other comprehensive income (loss)	As of December 31, 2023
Tax losses and other unused tax credits (1)	4,717	3,215	—	7,932
Provisions	4,706	(436)	—	4,270
Right-of-use assets, net	1,038	2,267	—	3,305
Employee benefit	3,909	(356)	(2,298)	1,255
Other	1,447	(1,420)	—	27

Assets for deferred income tax	15,817	3,270	(2,298)	16,789

Property, plant and equipment	(146,154)	(132,570)	—	(278,724)
Tax inflation adjustment	(108,363)	6,124	—	(102,239)
Trade and other receivables	(1,347)	(10,353)	—	(11,700)
Borrowings	(921)	(47)	—	(968)
Inventories	(898)	519	—	(379)
Short-term investments	(1,210)	1,046	—	(164)

Liabilities for deferred income tax	(258,893)	(135,281)	—	(394,174)

Deferred income tax, net	(243,076)	(132,011)	(2,298)	(377,385)

(1)	As of December 31, 2024 and 2023, the Company has recognized Net Operating Loss (“NOL”) based on the analysis of expected future taxable income in the following years, generated in Argentina.
Deferred income tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are related to the same tax authority. The following amounts, are disclosed in the consolidated statement of financial position:

	As of December 31, 2024	As of December 31, 2023
Deferred income tax assets, net	3,565	5,743

Deferred income tax assets, net	3,565	5,743

	As of December 31, 2024	As of December 31, 2023
Deferred income tax liabilities, net	64,398	383,128

Deferred income tax liabilities, net	64,398	383,128

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Income tax breaks down as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income tax
Current income tax	(426,288)	(16,393)	(92,089)
Deferred income tax	312,982	(132,011)	(71,890)

Income tax (expense) charged in the statement of profit or loss	(113,306)	(148,404)	(163,979)

Deferred income tax charged to other comprehensive income	3,570	(2,298)	1,463

Total income tax (expense)	(109,736)	(150,702)	(162,516)

For the years ended December 31, 2024, 2023 and 2022, the Company’s effective rate was 19%, 27% and 38%, respectively.
The differences between the effective and statutory rate mainly include: (i) the application of the tax adjustment for inflation in Argentina; (ii) the depreciation of the Argentine peso (“ARS”) with respect to the USD affecting the Company’s tax deductions of nonmonetary assets; and (iii) the accumulative tax losses not recognized in the period.
Below is the reconciliation between income tax expense and the amount resulting from the application of the tax rate to profit income tax:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Profit before income tax	590,827	545,359	433,514
Effective income tax rate	30%	30%	30%

Income tax at the effective tax rate pursuant to effective tax regulations	(177,248)	(163,608)	(130,054)

Items that adjust income tax (expense) / benefit:
Nondeductible expenses	(12,797)	(13,328)	(18,735)
Inflation adjustment (1)	(236,920)	(146,077)	(153,517)
Effect on the measurement of monetary and nonmonetary items at functional currency	372,379	196,841	169,058
Unrecognized tax losses and other assets	(20,047)	(7,156)	(15,568)
Effect related to tax losses	12,197	—	—
Application of tax credits	(14,818)	16,077	6,229
Effect related to the difference in tax rate other than Mexican statutory rate	(32,902)	(34,317)	(25,762)
Other	(3,150)	3,164	4,370

Total income tax (expense)	(113,306)	(148,404)	(163,979)

(1)	See Note 30.2.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2024, 2023 and 2022, VISTA and some subsidiaries in Mexico carry accumulated tax losses not recognized for which no deferred tax asset has been recognized. According to Mexican legislation, these accumulated tax losses not recognized shall be adjusted annually by the applicable index. Below are the updated accumulated tax losses not recognized and their due dates:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
2027	5,372	6,185	5,166
2028	63,097	72,643	60,727
2029	18,533	32,126	27,113
As from 2030	116,421	83,735	36,203

Total accumulated tax losses not recognized	203,423	194,689	129,209

Income tax liabilities break down as follows:

	As of December 31, 2024	As of December 31, 2023
Current
Income tax, net of withholdings and prepayments	382,041	3

Total current	382,041	3

Note 17. Trade and other receivables

	As of December 31, 2024	As of December 31, 2023
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Advance payments for transportation services (1)	134,436	34,660
Receivables related to the transfer of conventional assets (2)	57,194	70,526
Prepaid expenses and other receivables (3)	11,820	27,414
Turnover tax	164	5
Value added tax (“VAT”)	—	462

	203,614	133,067

Financial assets:
Receivables from joint operations	1,243	2,936
Loans to employees	411	348

	1,654	3,284

Total noncurrent trade and other receivables	205,268	136,351

Current
Trade:
Oil and gas accounts receivable (net of allowance for expected credit losses)	77,351	59,787

	77,351	59,787

Other receivables :
Prepayments, tax credits and other:
VAT	90,704	19,713
Receivables related to the transfer of conventional assets (2)	46,018	86,043
Prepaid expenses and other receivables	9,322	9,381
Advance payments for transportation services (1)	7,054	—
Income tax	4,431	13,409
Turnover tax	2,867	385

	160,396	128,931

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2024	As of December 31, 2023
Financial assets:
Accounts receivable from third parties (4)	29,040	7,804
Receivables from joint operations	5,586	6,581
Balances with related parties (Note 1.2.3.2 and 27)	4,741	—
Gas IV Plan (Note 2.5.3.1)	3,007	1,245
Advances to directors and loans to employees	742	557
Other	632	197

	43,748	16,384

Other receivables	204,144	145,315

Total current trade and other receivables	281,495	205,102

(1)
Related to the Duplicar Plus Project implemented by Oleoductos del Valle S.A. (“Oldelval”) and the project to expand the Puerto Rosales maritime terminal and pumping station implemented by Oiltanking Ebytem S.A. (Oiltanking”) (Note 28.1 and 28.2).

(2)	Related to the accounts receivable recognized as a result of the Transaction mentioned in Note 3.2.7.
(3)	As of December 31, 2023, includes 14,292 related to prepayment of leases.
(4)
As of December 31, 2024
,
includes 13,200 with Aconcagua, related to the extension of the concessions (Note 28.5). As detailed in Note 3.2.7, Aconcagua assumes all obligations and payables from applicable Concessions until the end of the Operating Period; however, the Company maintains 100% ownership.

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value.

The fair values of noncurrent trade and other receivables do not differ significantly from it carrying amounts either.
As of December 31, 2024, in general accounts receivable has a
15-day
term for sales of Crude oil and a
57-day
term for sales of Natural gas and LPG.
The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties and that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses against all trade receivables that are 90 days past due because based on its history these receivables are generally not recovered.
As of December 31, 2024 and 2023 the provision for expected credit losses was recorded for 41 and 52 respectively.
The changes in the provision for expected credit losses of trade and other receivables are as follows:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Amounts at beginning of year	(52)	(231)	(406)
Foreign exchange differences	11	179	139
Allowances for expected credit losses (Note 7)	—	—	36

Amounts at end of year	(41)	(52)	(231)

As of the date of these consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 18. Financial assets and liabilities
18.1 Borrowings

	As of December 31, 2024	As of December 31, 2023
Noncurrent
Borrowings	1,402,343	554,832

Total noncurrent	1,402,343	554,832

Current
Borrowings	46,224	61,223

Total current	46,224	61,223

Total Borrowings	1,448,567	616,055

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of December 31, 2024	As of December 31, 2023
Fixed interest
Less than 1 year	45,381	60,373
From 1 to 2 years	185,356	81,900
From 2 to 5 years	404,395	392,550
Over 5 years	787,592	55,382

Total	1,422,724	590,205
Variable interest
Less than 1 year	843	850
From 1 to 2 years	25,000	—
From 2 to 5 years	—	25,000
Over 5 years	—	—

Total	25,843	25,850

Total Borrowings	1,448,567	616,055

See Note 18.5.2 for information on the fair value of the borrowings.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The carrying amount of borrowings as of December 31, 2024 and 2023 of the Company through its subsidiary Vista Argentina, is as follows:

Company	Execution date	Currency	Principal	Interest	Annual rate		Maturity date	As of December 31, 2024		As of December 31, 2023
Santander International	January, 2021	USD	11,700	Fixed	1.80%		January, 2026	68	(1)	68	(1)
Santander International	July, 2021	USD	43,500	Fixed	2.05%		July, 2026	79	(1)	79	(1)
Santander International	January, 2022	USD	13,500	Fixed	2.45%		January, 2027	28	(1)	28	(1)
ConocoPhillips Company	January, 2022	USD	25,000	Variable	SOFR + 2.01	(2) %	September, 2026	25,843		25,850
Citibank N.A.	April, 2024	USD	45,000	Fixed	5.00%		April, 2026	20,009		—
Banco Patagonia S.A.	July, 2024	USD	548	Fixed	11.00%		January, 2025	144		—

					Total			46,171		26,025

(1)	As of December 31, 2024 and 2023, it includes 24,350 of collateralized capital. The carrying amount corresponds to interest.
(2)	Secured Overnight Financing Rate (“SOFR”).
Moreover, Vista Argentina issued ON, under the name “
Programa de Notas
” approved by CNV. The following chart shows the carrying amount of ON as of December 31, 2024 and 2023:

Instrument	Execution date	Currency	Principal		Interest	Annual rate	Maturity date	As of December 31, 2024		As of December 31, 2023
ON VI	December, 2020	USD-linked (1)	10,000		Fixed	3.24%	December, 2024	—		9,997
ON XI	August, 2021	USD-linked (1)	9,230		Fixed	3.48%	August, 2025	—	(2)	9,231
ON XII	August, 2021	USD-linked (1)	100,769		Fixed	5.85%	August, 2031	97,467		102,556
ON XIII	June, 2022	USD	43,500		Fixed	6.00%	August, 2024	—		43,458
ON XIV	November, 2022	USD	40,511		Fixed	6.25%	November, 2025	—	(2)	36,484
ON XV	December, 2022	USD	13,500		Fixed	4.00%	January, 2025	13,539		13,476
ON XVI	December, 2022	USD-linked (1)	63,450		Fixed	0.00%	June, 2026	63,429		63,231
	May, 2023	USD-linked (1)	40,785	(3)	Fixed	0.00%	June, 2026	40,525		40,525
ON XVII	December, 2022	USD-linked (1)	39,118		Fixed	0.00%	December, 2026	37,805	(4)	38,948
ON XVIII	March, 2023	USD-linked (1)	118,542		Fixed	0.00%	March, 2027	115,657	(4)	117,979
ON XIX	March, 2023	USD-linked (1)	16,458		Fixed	1.00%	March, 2028	16,414		16,396
ON XX	June, 2023	USD	13,500		Fixed	4.50%	July, 2025	13,477		13,357
ON XXI	August, 2023	USD-linked (1)	70,000		Fixed	0.99%	August, 2028	67,170	(4)	69,749
ON XXII	December, 2023	USD	14,669		Fixed	5.00%	June, 2026	14,657		14,643
ON XXIII	March, 2024	USD	60,000		Fixed	6.50%	March, 2027	40,569	(4)	—
	May, 2024	USD	32,203		Fixed	6.50%	March, 2027	32,722		—
ON XXIV	May, 2024	USD	46,562		Fixed	8.00%	May, 2029	46,860		—
ON XXV	July, 2024	USD-linked (1)	53,195		Fixed	3.00%	July, 2028	53,111		—
ON XXVI	October, 2024	USD	150,000		Fixed	7.65%	October, 2031	151,573		—
ON XXVII	December, 2024	USD	600,000		Fixed	7.63%	December, 2035	597,421	(5)	—

							Total	1,402,396		590,030

							Total Borrowings	1,448,567		616,055

(1)	Subscribed in USD, payable in ARS at the exchange rate applicable on maturity date.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(2)	As of December 31, 2024 the Company pre-settled ON XI and XIV.
(3)
On May 29, 2023, the Company settled ON VII by: (i) issuing additional ON XVI for 40,785 (which generated no cash flows); and (ii) paid remind principal and interest. The Company recognized 819 related to the loss from the issuance of the swap mentioned (Note 1
1
.3).

(4)	The carrying amounts of ONs XVII; XVIII; XXI and XXIII include 1,200, 2,500, 2,650 and 20,000, respectively, of ONs repurchased by the Company.
(5)	See Note 1.2.1.
As of December 31, 2024, certain Vista Argentina’s ON contains covenants that will limit its ability to, among other things: (i) incur additional indebtedness and guarantee indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem our capital stock; (iii) prepay, redeem or repurchase certain debt; (iv) make loans and investments; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vi) incur or permit to exist certain Liens; (vii) sell, transfer or otherwise dispose of assets; (viii) enter into sale and lease-back transactions; (ix) enter into transactions with affiliates; and (x) consolidate, amalgamate, merge.
With respect to the limitation on incurrence of indebtedness, Vista Argentina will not, and will not permit any of its subsidiaries, if any, to, directly or indirectly, incur any indebtedness. The company or any of its subsidiaries may incur indebtedness if, at the time of and immediately after giving pro forma effect to the incurrence thereof and the application of the net proceeds therefrom:

(i)
its Net Leverage Ratio (“NLR”) would not exceed 3.50. The NLR is calculated as the proportion of (a) Net debt (Borrowings and Lease liabilities minus Cash, bank balances and other short-term investments) to (b) EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”);

(ii)	its Interest Coverage ratio (“ICR”) would not be less than 2.00. The ICR is calculated as the proportion of (a) EBITDA to (b) interest expenses for the year.
All of the financial ratios and limitations described above will no longer apply if (i) the ON have an Investment Grade Rating from at least two Rating Agencies and (ii) no event of default has occurred and is continuing.
As of December 31, 2024, Vista Argentina has been in compliance with all the covenants of its ON.
See Note 33 for information on subsequent borrowings events.
On October 29, 2024, Vista Argentina increased the amount of the “
Programa de Notas
”, approved by CNV for a total principal up to 3,000,000 or its equivalent in other currencies.
18.2 Changes in liabilities from financing activities
Changes in the borrowings were as follows:

	As of December 31, 2024	As of December 31, 2023
Amounts at beginning of year	616,055	549,332
Proceeds from borrowings (1)	1,320,897	358,954
Payment of borrowings principal (1)	(470,351)	(252,284)
Payment of borrowings interest	(53,897)	(22,993)
Payment of borrowings cost	(7,631)	(1,779)
Borrowings interest (2) (Note 11.2)	62,499	21,879
Amortized cost (2) (Note 11.3)	1,649	1,810
Remeasurement in borrowings (2) (3) (Note 11.3)	—	72,044
Changes in foreign exchange rate (2)	(20,654)	(111,727)
Other financial expense (2) (Note 11.3)	—	819

Amounts at end of year	1,448,567	616,055

(1)	As of December 31, 2023, proceeds from borrowings and payments of borrowings principal include 40,785 related to the ON swapping mentioned in Note 18.1. These transactions did not generate cash flows.
(2)	These transactions did not generate cash flows.
(3)	Related to ON VIII and X, which amounts were in UVA and adjusted by CER. As of December 31, 2023, they were pre- settled by the Company.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
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
As of October 4, 2022, the liability for warrants was settled for 32,894, an amount equal to the 3,215,483 Series “A” shares and was recognized under “Other equity instruments
” (Note 18.5.1 and 21.1).
Thus, as of December 31, 2023, and 2022, a total of 1,176,811 and 2,038,643 Series A shares were issued, respectively. They have no nominal value (Note 21.1).
As of the date of these consolidated financial statements, there are no optional stocks pending to be exercised or outstanding.
18.4 Financial instruments by category
The following chart includes the financial instruments broken down by category:

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets/liabilities
Assets
Trade and other receivables (Note 17)	1,654	—	1,654

Total noncurrent financial assets	1,654	—	1,654

Cash, bank balances and other short-term investments (Note 20)	119,841	124,065	243,906
Trade and other receivables (Note 17)	121,099	—	121,099

Total current financial assets	240,940	124,065	365,005

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets/liabilities
Liabilities
Borrowings (Note 18.1)	1,402,343	—	1,402,343
Lease liabilities (Note 15)	37,638	—	37,638

Total noncurrent financial liabilities	1,439,981	—	1,439,981

Borrowings (Note 18.1)	46,224	—	46,224
Trade and other payables (Note 26)	487,186	—	487,186
Lease liabilities (Note 15)	58,022	—	58,022

Total current financial liabilities	591,432	—	591,432

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets/liabilities
Assets
Plan assets (Note 23)	—	5,438	5,438
Trade and other receivables (Note 17)	3,284	—	3,284

Total noncurrent financial assets	3,284	5,438	8,722

Cash, bank balances and other short-term investments (Note 20)	35,292	156,163	191,455
Trade and other receivables (Note 17)	76,171	—	76,171

Total current financial assets	111,463	156,163	267,626

Liabilities
Borrowings (Note 18.1)	554,832	—	554,832
Lease liabilities (Note 15)	35,600	—	35,600

Total noncurrent financial liabilities	590,432	—	590,432

Borrowings (Note 18.1)	61,223	—	61,223
Trade and other payables (Note 26)	205,055	—	205,055
Lease liabilities (Note 15)	34,868	—	34,868

Total current financial liabilities	301,146	—	301,146

Below are income, expenses, profit, or loss from each financial instrument:
For the year ended December 31, 2024:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets/liabilities
Interest income (Note 11.1)	4,535	—	4,535
Interest expense (Note 11.2)	(62,499)	—	(62,499)
Amortized cost (Note 11.3)	(1,649)	—	(1,649)
Net changes in foreign exchange rate (Note 11.3)	(453)	—	(453)
Discount of assets and liabilities at present value (Note 11.3)	933	—	933
Changes in the fair value of financial assets (Note 11.3)	—	14,120	14,120
Interest expense on lease liabilities (Note 11.3)	(3,093)	—	(3,093)
Discount for well plugging and abandonment (Note 11.3)	(1,312)	—	(1,312)
Other (Note 11.3)	14,855	—	14,855

Total	(48,683)	14,120	(34,563)

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following chart shows the Company’s financial assets measured at fair value as of December 31, 2024 and 2023:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short-term investments	124,065	—	—	124,065

Total assets	124,065	—		124,065

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	5,438	—	—	5,438
Short-term investments	156,163	—	—	156,163

Total assets	161,601	—	—	161,601

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
There were no transfers between Level 1, Level 2 and Level 3 from December 31, 2023, through December 31, 2024.
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
The Company settled the financial liabilities for warrants as of December 31, 2022.
Reconciliation of level 3 measurements at fair value:

As of December 31, 2022

Amounts at beginning of year	2,544
Changes in the fair value of warrants (Note 11.3)	30,350
Other equity instruments (Note 18.3)	(32,894)

Amounts at end of year	—

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.5.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)
Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the consolidated financial statements approximate to its fair values, as explained in the related notes.

As of December 31, 2024	Carrying amount	Fair value	Level
Liabilities
Borrowings	1,448,567	1,391,352	2

Total liabilities	1,448,567	1,391,352

As of December 31, 2023	Carrying amount	Fair value	Level
Liabilities
Borrowings	616,055	516,699	2

Total liabilities	616,055	516,699

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
18.6.1.1 Market risk
(i)
Exchange rate risk
The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of December 31, 2024 and 2023, the Company performed foreign exchange currency transactions and the impact in the results of the year is recognized in the consolidated statement of profit or loss in “Other financial income (expense)”.
Most Company revenues are denominated in USD, or the changes in sales follow the changes in USD listed price.
During the years ended December 31, 2024, and 2023, ARS depreciated by about 28% and 356%, respectively.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2024	As of December 31, 2023
Changes in exchange rate	+/- 10%	+/- 10%
Effect on profit or loss before income taxes	38,108 / (38,108)	658 / (658)
Effect on equity before income taxes	38,108 / (38,108)	658 / (658)
Inflation in Argentina
As of December 31, 2024, and 2023, the 3 year cumulative inflation rate stood at about 1,219%, and 814%, respectively.
For the years ended December 31, 2024 and 2023, the inflation rate was 117.8% and 211.4%, respectively.
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
The Company estimates that provided that the remainder variables remain constant, a revaluation (devaluation) of each market price detailed below will give rise to the following increase (decrease) in profit (loss) for the year before taxes in relation to the financial assets at fair value through profit or loss detailed in Note 18.5 to the consolidated financial statements:

	As of December 31, 2024	As of December 31, 2023
Changes in Argentine government bonds	+/- 10%	+/- 10%
Effect on profit before income tax	869 / (869)	374 / (374)
Changes in mutual funds	+/- 10%	+/- 10%
Effect on profit before income tax	11,537 / (11,537)	15,243 / (15,243)
(iii)
Interest rate risk
The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.
For the years ended December 31, 2024, 2023 and 2022 the average interest rate for borrowings in ARS was 41.98%, 3.37% and 41.42%, respectively.
Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of December 31, 2024, and 2023, about 2% and 4% of indebtedness was subject to variable interest rates, respectively.
For the years ended December 31, 2024, 2023 and 2022 the variable interest rate of borrowings denominated in USD stood at 7.42%, 9.32% and 4.55% respectively.
For the year ended December 31, 2022, the variable rate of borrowings denominated in ARS stood at 36.31%.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company considers that the risk of an increase in interest rates is low; therefore, it does not expect substantial debt risk.
For the years ended December 31, 2024 and 2023, the Company did not use derivative financial instruments to mitigate interest rate risks.
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
The Company has the following credit risk concentration with respect to its interest in all receivables as of December 31, 2024, and 2023, and revenue per year.

	As of December 31, 2024	As of December 31, 2023
Percentages to total trade receivables:
Customers
Raizen Argentina S.A.	28%	41%
ENAP Refinerías S.A.	28%	18%
PEMEX	15%	21%

	For the year ended December 31, 2024	For the year ended December 31, 2023
Percentages to revenue from contracts with customers per product:
Crude oil
Raizen Argentina S.A.	25%	24%
Trafigura	20%	16%
Trafigura Pte LTD	19%	16%
ENAP Refinerías S.A.	15%	7%
Valero Marketing and Supply Company	-%	10%
Repsol Trading USA Corp.	-%	10%
Natural gas
Cinergia Chile S.p.a	28%	30%
CAMMESA	13%	8%
No other individual customer has an interest in total trade receivables or revenue exceeding 10% for the years reported.
The Company keeps no securities as insurance. It assesses risk concentration with respect to trade and other receivables as high because its customers are concentrated as detailed below.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below is the information on the credit risk exposure of the Company’s trade receivables (Note 17):

As of December 31, 2024	To fall due	Less than 90 days	More than 90 days	Total
Gross amount at default of oil and gas accounts receivable	74,391	2,960	41	77,392
Expected credit losses	—	—	(41)	(41)

Net amount at default of oil and gas accounts receivable				77,351

As of December 31, 2023	To fall due	Less than 90 days	More than 90 days	Total
Gross amount at default of o il and gas accounts receivable	57,873	1,914	52	59,839
Expected credit losses	—	—	(52)	(52)

Net amount at default of o il and gas accounts receivable				59,787

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
The Company diversifies its sources of funding between banks and capital markets and is exposed to refinancing risk upon expiry.
Below is the assessment of the Company’s liquidity risk as of December 31, 2024, and 2023:

	As of December 31, 2024	As of December 31, 2023
Current assets	1,052,271	425,904
Current liabilities	1,057,754	359,386

Liquidity index	0.994	1.185

The following table includes an analysis of the Company’s financial liabilities grouped according to their maturity dates and considering the remainder period until contractual expiry date as from the date of the financial statements.
The amounts included in the table are no discounted contractual cash flows.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2024	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	545,208	46,224	591,432
From 1 to 2 years	14,453	210,356	224,809
From 2 to 5 years	17,310	404,395	421,705
Over 5 years	5,875	787,592	793,467

Total	582,846	1,448,567	2,031,413

As of December 31, 2023	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	239,923	61,223	301,146
From 1 to 2 years	11,898	81,900	93,798
From 2 to 5 years	16,120	417,550	433,670
Over 5 years	7,582	55,382	62,964

Total	275,523	616,055	891,578

18.6.1.4 Other risks
Access to the foreign exchange market in Argentina
Below is the regulatory framework established by the Central Bank of Argentina (“BCRA” by Spanish acronym) during the years ended December 31, 2024 and 2023, whereby it introduced certain restrictions and adjustments on hoarding and consumption of currencies other than the ARS, and for the acquisition of currency that may be accessed by the Company:

(i)	Communiqué “A” 7552, as supplemented
On July 21, 2022, through Communiqué “A” 7552, the BCRA set a maximum holding of 100,000 Argentine certificates of deposit (“CEDEAR” by Spanish Acronym) for parties accessing the official foreign exchange market. Through several BCRA communiqués the latest of February 10, 2025 (Communiqué “A” 8191) the following provisions are kept effective.
The entity should have a sworn statement specifying, among others, the natural or artificial persons that exert direct control; and the evidence of the day in which market access is requested, showing that in the previous 90 calendar days (a) no securities were sold, swapped, or transferred in foreign currency in Argentina; (b) no securities issued by nonresidents were acquired in Argentine pesos in Argentina; (c) no Argentine certificates of deposit that represent foreign shares, or securities representing private debt issued abroad were acquired; (d) no funds in local currency, or other local assets (except for funds in foreign currency deposited in local financial entities) were delivered to any human or artificial person, resident or not, related or not, in exchange of prior or subsequent consideration, either directly or indirectly, on its own or through a related entity, subsidiary, or parent company, external assets, crypto assets or securities deposited abroad.
The aforementioned sworn statements should be issued according to Communiqué provisions, and the Foreign Transactions and Exchange regulations.
As of the date of issuance of these financial statements, Communiqué “A” 7552, as supplemented, remains effective.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii)	Communiqué “A” 8137, as supplemented
On November 28, 2024, through Communiqué “A” 8137, the BCRA extended to 20 business days the term to enter into the exchange market and convert foreign currency from the collections of exports of goods and services; the proceeds from the sale of non-produced
non-financial
assets, and the reimbursements for the payments of imports made on the foreign exchange market, among others.
Also, the term for the collection of goods exported is governed by points 7.1.1.1.to 7.1.1.5, Foreign Transactions and Exchange, as revised; i.e., the maximum term set regardless of the date of collection or additional withholding.
The BCRA also established that the prepayments and
pre-
and post-financing from abroad should be entered into the foreign exchange market within 20 business days as from the date of collection or disbursement abroad. For exports falling under the scope of Presidential Decree No. 28/23, the previous is considered met when the exporter has entered into Argentina and converted into Argentine pesos on the foreign exchange market an amount not less than 80% of the countervalue of the prepayments, pre-
and post-financing, and for the portion not settled, has acquired securities in foreign currency and sold them in Argentine pesos in Argentina.

(iii)	Communiqué “A” 8035, as supplemented
On June 3, 2024, through Communiqué “A” 8035, the BCRA amends Communiqué “A” 7914 issued on December 7, 2023, and: (a) introduces some amendments to Foreign Transactions and Exchange regulations regarding access to the foreign exchange market for processing payments for imports of goods, and (b) extends the validity of the restrictions to access the foreign exchange market for certain financial payables through December 31, 2024.

(iv)	Communiqué “A” 8191, as supplemented
On February 10, 2025, through Communiqué “A” 8191, the BCRA amended Communiqué “A” 8035 introducing substantial changes to access the foreign exchange market for the payment of imports of goods and services:

-	The statement is not required to have “SALIDA” status in Argentina’s system for imports (“SIRA” by Spanish Acronym) to access the foreign exchange market .

-	Entities may access the foreign exchange market without the BCRA’s prior approval to make deferred payments for imports of goods with customs entry registration in compliance with the regulation.
Therefore, in the case of (a) petroleum oil or bituminous minerals, its related preparations and residues; (b) petroleum gases and other gaseous hydrocarbons; (c) not agglomerated bituminous coal; (d) electric power; (e) cleared imports of natural and enriched uranium and its compounds, heavy water or zirconium to be used in manufacturing energy or fuels, the entity may access the foreign exchange market without the BCRA’s prior approval.

(v)	Communiqué “A” 8118
On October 21, 2024, Communiqué “A” 8118 established that the foreign exchange market to make deferred payments for imports cleared as from that date may be accessed after 30 calendar days from customs entry registration of the goods.

(vi)	Communiqué “A” 8133
On November 21, 2024, BCRA Communiqué “A” 8133 set forth that importers may pay suppliers with own funds deposited in their local bank accounts or proceeds from their sales in foreign currency within 30 days the minimum term under Communiqué “A” 8118.
Capital goods may be paid in advance provided that own funds deposited in local bank accounts in foreign currency are used. The related documentation should be provided in the case of remaining goods. This benefit applies to goods cleared in customs as from December 13, 2024.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(vii)	Communiqué “A” 7925, as supplemented
BCRA Communiqué “A” 7925 of December 22, 2023, set the requirements for importers with outstanding payments abroad for the imports of goods or services cleared through December 12, 2023, to be able to subscribe Bonds for the Reconstruction for Free Argentina (“BOPREAL” by Spanish Acronym). These requirements were added to Communiqué “A” 8191. BCRA’s prior approval is required to access the foreign exchange market to pay payables for imports unless the transaction falls under any of the assumptions established therein.
Importers of goods and services may subscribe BOPREAL up to the amount payable for their imports. They may sell these bonds in foreign currency in Argentina or abroad up to the amount acquired in the primary subscription, without limiting their access to the foreign exchange market.
Also, Communiqué “A” 7935 set forth that as from April 1, 2024, subscribers of BOPREALs in primary biddings for payables for the import of goods and services may sell securities in foreign currency for the difference between the nominal value bid and the selling price on the secondary market obtained for the sale of BOPREALs.

(viii)	Communiqu é “ A ” 8161, as supplemented
On December 19, 2024, through Communiqué “A” 8161, the BCRA rendered void the BCRA’s prior approval required to access the clients’ foreign exchange market to pay when due compensatory interest accrued as from January 1, 2025, over the remaining original value of financial payables to related parties abroad.
It also clarified that interest due as of December 31 or punitive interest or other equivalent interest accrued as from January 1, 2025, will still require prior approval.
It also established that the rest of the provisions in points 3.3.3. and 3.5.6. concerning foreign exchange market access to settle principal and interest of trade and financial payables to creditors that are parties related to the resident debtor will remain effective as from January 1, 2025.
As of December 31, 2024 and 2023, the Company implemented the necessary actions to comply with the aforementioned communiqués and continues to monitor new changes in the regulatory framework and the impact of settling payables in currencies other than the ARS.
Note 19. Inventories

	As of December 31, 2024	As of December 31, 2023
Crude oil stock (Note 6.2)	4,384	2,664
Materials and spare parts	2,082	4,651
Assigned crude oil stock	3	234

Total inventories	6,469	7,549

Note 20. Cash, bank balances and other short-term investments

	As of December 31, 2024	As of December 31, 2023
Cash in banks	520,401	21,798
Money market funds	119,841	35,292
Mutual funds	115,368	152,426
Argentine government bonds	8,697	3,737

Total cash, bank balances and other short-term investments	764,307	213,253

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of December 31, 2024	As of December 31, 2023
Cash, bank balances and other short-term investments	764,307	213,253
Less
Argentine government bonds	(8,697)	(3,737)

Cash and cash equivalents	755,610	209,516

Note 21. Capital stock and capital risk management
21.1 Capital stock
The following chart shows a reconciliation of the movements in the Company’s capital stock for the years ended December 31, 2024, 2023 and 2022:

	Series A	Series C	Total
Amounts as of December 31, 2021	586,706	—	586,706
Number of shares	88,629,877	2	88,629,879

Reduction of capital stock	(39,530)	—	(39,530)
Number of shares	—	—	—
Cashless exercises of warrant s	—	—	—
Number of shares	2,038,643	—	2,038,643
Share repurchase	(29,304)	—	(29,304)
Number of shares repurchased	(3,234,163)	—	(3,234,163)
Shares to be granted in LTIP	1	—	1
Number of shares	972,121	—	972,121

Amounts as of December 31, 2022	517,873	—	517,873
Number of shares	88,406,478	2	88,406,480

Cashless exercises of warrants	—	—	—
Number of shares	1,176,811	—	1,176,811
Shares to be granted in LTIP	1	—	1
Number of shares	5,772,141	—	5,772,141

Amounts as of December 31, 2023	517,874	—	517,874
Number of shares	95,355,430	2	95,355,432

Reduction of capital stock	(19,965)	—	(19,965)
Number of shares	—	—	—
Share repurchase	(99,846)	—	(99,846)
Number of shares repurchased (1)	(2,081,198)	—	(2,081,198)
Shares to be granted in LTIP	1	—	1
Number of shares	2,011,219	—	2,011,219

Amounts as of December 31, 2024	398,064	—	398,064
Number of shares	95,285,451	2	95,285,453

(1)	As of the date of issuance of these consolidated financial statements, the shares repurchased are held in Treasury.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

1)	Series A Shares
-
Reduction of capital stock
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
On December 5, 2024, the Board of Directors Meeting approved the reduction of the variable portion of the Company’s capital stock of 19,965, for the absorption of accumulated losses as of October 31, 2024, shown on the Company’s nonconsolidated financial statements. This transaction did not require the cancellation of Series A shares as they have no nominal value. Likewise, this operation did not generate any tax effect in Mexico.
-
Cashless exercises of warrants
On October 4, 2022 the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” – the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such
w
arrants, by means of which a cashless exercise mechanism was implemented that entitles the holders, to obtain 1 Series A share representative of the capital stock of the Company for each 31 Warrants owned (Note 18.3). As a result, a maximum of 3,215,483 shares will become outstanding once all Warrants are converted. Similarly, on March 2, 2023, the CNBV authorized the automatic exercise without cash payment, so on March 15, 2023, by virtue of this automatic exercise, all outstanding warrants were exercised. Therefore, as of the date of these consolidated financial statements, there are no outstanding warrants.
Thus, as of December 31,
2022, and
2023,
2,038,643
and 1,176,811 Series A shares were issued, respectively. They have no nominal value and the resulting amount of this swap, which stands at 32,144, is disclosed in “Other equity instruments.”
-
Share repurchase
During the years ended as of December 31, 2022 and 2024, the Company repurchased
3,234,163
and
2,081,198
Series A shares for a total amount of 29,304 and 99,846, which are held in treasury. This operation did not generate any tax effect in Mexico.
For the years ended December 31, 202
2
, 2023 and 202
4
, the Company granted 972,121; 5,772,141 and 2,011,219 Serie
s
 A shares related to the LTIP.
As of December 31, 2024 and 2023, the Company’s variable capital stock amounts to 95,285,451 and 95,355,430 fully subscribed and paid Serie
s
A shares with no face value, respectively, each entitled to one vote.
As of December 31, 2024 and 2023, the Company’s authorized capital includes 33,506,788 and 33,436,809 Serie
s
A ordinary shares, respectively held in Treasury.

2)	Series C
The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Serie
s
C shares.
On March 17, 2023, Vista concluded a transaction that resulted in the acquisition of 2 Series C outstanding shares according to the share buy-back
program authorized by the Company’s shareholders. These Series C shares are in the Company’s possession.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

21.2 Legal reserve and share repurchase reserve
Under Mexican Business Associations Law, the Company is required to allocate 5% of net profit for the year to increase the legal reserve until it is equal to 20% of capital based on the Company’s nonconsolidated financial statements.
On August 6, 2024, through the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of a fund to acquire own shares for 50,000 based on the Company’s nonconsolidated financial statements.
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
On December 7, 2022
,
 through the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of a fund to acquire own shares for 25,625 and the increase of the legal reserve for 1,348, both
based on the Company’s nonconsolidated financial statements.
As of December
31, 2024 and 2023, the total amount of legal reserve is 8,233, respectively. Moreover, as of December

31, 2024 and 2023, the total amount of share repurchase reserve is 129,324 y 79,324, respectively.
 As of the date of these consolidated financial statements, the Company repurchased the shares mentioned in Note 2.1.
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
The leverage ratio as of December 31, 2024, and 2023, is as follows:

	As of December 31, 2024	As of December 31, 2023
Total borrowings and lease liabilities	1,544,227	686,523
Less: Cash, bank balances and other short-term investments	(764,307)	(213,253)

Net debt	779,920	473,270
Total equity	1,621,213	1,247,015

Leverage ratio	48.11%	37.95%
No changes were made in capital management objectives, policies or processes for the years ended December 31, 2024, and 2023.
Note 22. Provisions

	As of December 31, 2024	As of December 31, 2023
Noncurrent
Well plugging and abandonment	31,026	12,191
Environmental remediation	2,032	148

Total noncurrent provisions	33,058	12,339

	As of December 31, 2024	As of December 31, 2023
Current
Environmental remediation	2,484	936
Well plugging and abandonment	1,412	3,096
Contingencies	14	101

Total current provisions	3,910	4,133

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

22.1 Provision for well plugging and abandonment
According to applicable regulations in the countries where the Company (either directly or indirectly through its subsidiaries) conducts oil and gas exploration and production activities, it should carry costs related to well plugging and abandonment. As of December 31, 2024 and 2023, the Company has a trust to plug and abandon wells in Mexico; however, it did not grant any asset as security to settle these obligations in Argentina.
The provision for well plugging and abandonment represents the present value of dismantling costs related to oil and gas properties expected to be incurred through the end of each concession, when oil and gas producing wells to cease operations. These provisions were created based on the operator’s or the Company’s internal estimates, as appropriate.
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
The discount rate used in calculating the provision as of December 31, 2024, ranges between 5.15% and 5.57% whereas it ranges between 4.40% and 11.09% as of December 31, 2023.
The Company conducted a sensibility analysis related to the discount rate. The increase or decrease of such rate by 10% would have 10% impact on well plugging and abandonment.
Below are the changes in the provision for well plugging and abandonment for the year:

	As of December 31, 2024	As of December 31, 2023
Amounts at beginning of year	15,287	32,524
Discount for well plugging and abandonment (Note 11.3)	1,312	2,387
Increase (decrease) in the change in capitalized estimates (Note 13)	23,325	(930)
(Decrease) in the change in estimates of conventional assets (1)	(7,486)	(18,697)
Foreign exchange differences	—	3

Amounts at end of year	32,438	15,287

(1)
According to Note 3.2.7, the Company carries a payable to Aconcagua since the latter assumes all well plugging and abandonment obligations derived from the Concessions involved in the transaction through the end of the Operating Period. However, the Company still owns 100% of such concessions (Note 1.1).

22.2 Provision for environmental remediation
The Company performs environmental impact assessments for new projects and investments, and the environmental requirements and restrictions imposed on these new projects had no major adverse effects on the Company’s businesses to date.
The Company conducted a sensibility analysis related to the discount rate. The increase or decrease of such rate by 10% would have no significant impact on the environmental remediation obligation.
Below are the changes in the provision for environmental remediation for the year:

	As of December 31, 2024	As of December 31, 2023
Amounts at beginning of year	1,084	1,821
Increases (Note 10.2)	359	485
Increase in the change in estimates of conventional assets (1)	3,442	624
Foreign exchange differences	(369)	(1,846)

Amounts at end of year	4,516	1,084

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(1)
According to Note 3.2.7, the Company carries a payable to Aconcagua since the latter assumes all environmental remediation obligations derived from the Concessions involved in the transaction through the end of the Operating Period. However, the Company still owns 100% of such concessions (Note 1.1).

22.3 Provision for contingencies
The Company (directly or indirectly through its subsidiaries) is part of commercial, tax and labor litigations and claims arising from the ordinary course of business. Upon estimating the amounts and likelihood of occurrence, the Company considered its best estimate with the assistance of legal advisors.
The assessment of the estimates may change in the future due to new developments or unknown events upon assessing the provision. Consequently, the adverse resolution of the proceedings and claims assessed could exceed the provision set.
The Company’s total claims, and legal actions amount to 14 and 101, from which it has estimated a probable loss of 14 and 101 as of December 31, 2024 and 2023, respectively.
The Company, considering its legal counsel’s opinion, estimates that the provision amount is sufficient to cover potential contingencies. It has booked a provision or disclosed all claims or other issues in these consolidated financial statements, either individually or in the aggregate.
Below are the changes in the provision for contingencies for the year:

	As of December 31, 2024	As of December 31, 2023
Amounts at beginning of year	101	171
Increases (Note 10.2)	688	69
Amounts incurred for payments	(751)	(46)
Foreign exchange differences	(24)	(93)

Amounts at end of year	14	101

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
Upon retirement, these employees are entitled to a monthly payment at constant value that is updated every year-end
by the Consumer Price Index (“IPC” by Spanish acronym) published by the Argentine Institute of Statistics and Census (“INDEC by Spanish acronym). If the variation exceeds 10% during a certain year, the payment will be adjusted temporarily once the percentage is exceeded.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following charts summarize the components of net expenses, and the obligation recognized in the consolidated financial statements:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cost of interest	(476)	(639)	(458)
Cost of services	(13)	(25)	(44)
Settlement	—	364	—

Total	(489)	(300)	(502)

	As of December 31, 2024
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of year	(11,295)	5,592	(5,703)
Items classified as loss or profit
Cost of interest	(712)	236	(476)
Cost of services	(13)	—	(13)
Items classified in other comprehensive income
Actuarial remeasurement	(10,331)	131	(10,200)
Payment of contributions	1,805	(1,381)	424

Amounts at end of year	(20,546)	4,578	(15,968)

	As of December 31, 2023
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of year	(19,009)	6,758	(12,251)
Items classified as loss or profit
Cost of interest	(909)	270	(639)
Cost of services	(25)	—	(25)
Settlement	364	—	364
Items classified in other comprehensive income
Actuarial remeasurement	6,213	352	6,565
Benefit payments	777	(777)	—
Payment of contributions	1,294	(1,011)	283

Amounts at end of year	(11,295)	5,592	(5,703)

The fair value of asset’s plan as of every year end per category, is as follows:

	As of December 31, 2024	As of December 31, 2023
Cash and cash equivalents	4,578	154
US government bonds	—	5,438

Total	4,578	5,592

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are the estimated payments of benefits expected for the next 10 years. The amounts in the chart show non discounted cash flows; thus, they do not reconcile with the obligations booked as of year-end:

	As of December 31, 2024	As of December 31, 2023
Less than 1 year	1,339	974
1 to 2 years	1,344	974
2 to 3 years	1,320	963
3 to 4 years	1,293	946
4 to 5 years	1,264	925
6 to 10 years	5,807	4,242
Below are the significant actuarial estimates used:

	As of December 31, 2024	As of December 31, 2023
Discount rate	5%	5%
Asset rate of return	5%	5%
Salary rise	1%	1%
The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.
(i) Should the discount rate be 1% higher (lower), the defined benefit obligation would decrease by 1,321 (increase by 1,539) as of December 31, 2024.
(ii) Should the expected salary rise increase (decrease) by 1%, the defined benefit obligation would go up by 7 (go down by 5) as of December 31, 2024.
(iii) Should the discount rate be 1% higher (lower), the defined benefit obligation would decrease by 888 (increase by 1,034) as of December 31, 2023.
(iv) Should the expected salary rise increase (decrease) by 1%, the defined benefit obligation would go up by 9 (go down by 9) as of December 31, 2023.
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
year-end,
which is the same as the method applied to calculate the defined benefit obligation liability recognized in the statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change with respect to the previous year.
Note 24. Salaries and payroll taxes

	As of December 31, 2024	As of December 31, 2023
Current
Provision for bonuses and incentives	23,450	12,657
Salaries and social security contributions	9,206	4,898

Total current salaries and payroll taxes	32,656	17,555

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 25. Other taxes and royalties

	As of December 31, 2024	As of December 31, 2023
Current
Royalties and others	26,008	33,862
Tax withholdings	12,497	1,603
Personal assets tax	8,132	912
Other	1,078	172

Total current other taxes and royalties	47,715	36,549

Note 26. Trade and other payables

	As of December 31, 2024	As of December 31, 2023
Current
Accounts payable:
Suppliers	435,768	197,019
Customer advances	37,651	7,677

Total current accounts payables	473,419	204,696

Other accounts payables:
Payables to third parties (1)	13,200	—
Extraordinary fee for Gas IV Plan	415	162
Payables to partners of joint operations	152	197

Total other current accounts payables	13,767	359

Total current trade and other payables	487,186	205,055

(1)
According to Note 28.5, the Company has an account payable for 13,200, related to the extension of the Concessions. As detailed in Note 3.2.7, Aconcagua assumes all obligations and payables from applicable Concessions until the end of the Operating Period; however, the Company maintains 100% ownership.

Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payable does not differ considerably from its fair value.
Note 27. Related parties transactions and balances
Note 2.3 provides information on the Company’s structure.

(i)	Related parties transactions
Management personnel compensation
Below are the amounts recognized in the consolidated statements of profit or loss and other comprehensive income related to Company management personnel:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Share-based payment	28,776	18,618	13,119
Short-term benefits	20,861	13,959	12,990

Total compensation to management personnel	49,637	32,577	26,109

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii)	Related parties balances
Related to the agreement mentioned in Note 1.2.3.2, as of December 31, 2024, the Company has granted an advanced to the VMOS S.A. of 4,741, booked under “Trade and other receivables” within the line “Balances with related parties” (Note 17).
As of December 31, 2024 and 2023, other than mentioned above, the Company carries no other balances with related parties.
Note 28. Commitments and contingencies
28.1 Duplicar Plus Project - Oldelval
On December 21, 2022, the Company, through its subsidiary Vista Argentina, was awarded a crude oil transportation capacity of 5,010 cubic meters per day (“m3/d”) under the project to extend the current line from Allen to Puerto Rosales implemented by Oldelval (transportation concession holder) for 50,000 m3/d. Thus, the Company undertook to make an initial upfront investment of 118,000 between 2023 and 2025; which may be increased according to the project requirement and will be recovered from the monthly service fee.
As of December 31, 2024 and 2023, the Company made disbursements related to this commitment for a total amount of 121,813 and 34,660, respectively recognized in “Trade and other receivables” under “Advance payments for transportation services” (Note 17).
28.2 Project to expand the Puerto Rosales maritime terminal and pumping station
On January 27, 2023, the Company was awarded a storage and dispatch capacity of 35,666 m3 and 5,944 m3/d, respectively, under the project to expand the Puerto Rosales marine terminal and pumping station in which Oiltanking Ebytem S.A. (“Oiltanking”) launched tenders for 300,000 m3 and 50,000 m3/d of storage and dispatching capacity, respectively.
The Company undertook to make an upfront investment of 28,400 between 2023 and 2025, which will be later recovered from the monthly service fee as from 2026.
As of December 31, 2024, the Company made disbursements related to this commitment, for an amount of 19,677 recognized in “Trade and other receivables” under “Advance payments for transportation services” (Note 17).
28.3 “Vaca Muerta Norte” Pipeline Agreement
On May 16, 2023, the Company through its subsidiary Vista Argentina, entered into an agreement with YPF, Equinor Argentina B.V. Sucursal Argentina (“Equinor”) and Shell Argentina S.A. (“Shell”) (jointly the “Parties”), whereby YPF, in its capacity as the hydrocarbon transportation concession owner of the pipeline Vaca Muerta Norte (“VMN”), assigns to the remainder parties an undivided interest of the rights and obligations over the Transportation Concession amounting to: (i) 3.5% in favour of Equinor; (ii) 13.3% to Shell, and (iii) 8% to Vista Argentina (the “Assignment”).
This concession is located in the Province of Neuquén from “La Amarga Chica” area to “Puesto Hernández” area (the “Transportation Concession”)
,
and will be used to transport the production of all oil and gas areas in which the Parties have, now or hereafter, a VMN interest.
In addition, the Parties signed (i) an agency agreement whereby Equinor, Shell and Vista Argentina entrusted YPF with the acts and tasks required to build the VMN and set the costs and expenses to be contributed by each concession holder in proportion to their interests, and; (ii) an agreement for the joint construction of the VMN, which establishes the terms and conditions to operate, maintain and use of the aforementioned.
As of the date of these consolidated financial statements, VMN is operational, and this Assignment is pending approval by the Executive Power of the Province of Neuquén.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

28.4 Asociación de Superficiarios de la Patagonia (“ASSUPA” by Spanish acronym)
On July 1, 2004, Vista Argentina was notified of a claim filed against it. In August 2003, ASSUPA filed a lawsuit against 18 companies operating exploitation concessions and exploration permits in the Neuquén basin.
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
28.5 Extension of
(non-operated)
conventional exploitation concessions and the associated transportation concessions
On December 6, 2024, through Decree No. 491/2024, the Province of Río Negro approved in favor of Vista Argentina the extension of
(non-operated)
conventional exploitation concessions for 10 years in the areas:
(i) Entre Lomas and 25 de Mayo - Medanito S.E. and the associated transportation concessions both cases due in 2036, and
(ii) de Jagüel de los Machos through 2035.
Under the extension of the Concessions, the Company, through its subsidiary Vista Argentina, undertook to pay the Province of Río Negro: (i) 22,000 for the extension, and (ii) a contribution of 4,400 to support institutional development and strengthening.
Under the terms of the agreement signed with Aconcagua for the transfer of conventional assets (Note 3.2.7), the Company retains the ownership of the Concessions and will pay the Province the aforementioned amounts. However, Aconcagua, as the operator, will reimburse Vista for the payments made in relation to these items.
As of December 31, 2024, a total payment of 13,200 was made related to 50% of the commitments assumed. The amount owed is booked under “Trade and other payables” within the line “Payables to third parties” (Note 26). Also, the receivable from Aconcagua for the same item is booked in “Trade and other receivables” within the line “Receivables from third parties” (Note 17).
Note 29. Operations in hydrocarbon consortiums
29.1 General considerations
Hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the federal or provincial government based on the free availability of hydrocarbons produced.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.2 Oil and gas areas and interests in joint operations
As of December 31, 2024, 2023 and 2022, the Company, through its subsidiaries, is the owner and part of the joint operations and consortia for oil and gas exploration and production, as shown below:
29.2.1 Bajada del Palo Oeste and Bajada del Palo Este areas
On December 21, 2018, through Decree No. 2,357/18, the Province of Neuquén approved the division and conversion of the operating concession in Bajada del Palo; in two unconventional hydrocarbon operating concessions (“CENCH” by Spanish acronym)
so-called
Bajada del Palo Este and Bajada del Palo Oeste for 35 years, including the payment of 12% royalties for the new production of unconventional formations. This decree replaces the conventional operating concession initially granted and determines the term of the concessions until December 21, 2053.
In turn, Vista Argentina paid the following items to the Province of Neuquén: (i) an exploitation bonus for 1,168; (ii) an infrastructure bonus for about 2,796; and (iii) 3,935 as corporate social responsibility. Vista Argentina also paid 1,102 as stamp tax and committed to a major reserve development and exploration plan in the area.
The Company entered into certain agreements with Trafigura over the Bajada del Palo Oeste area, maintains the operation in Bajada del Palo Oeste and owns 100% in CENCH, as described below:
29.2.1.1 Farmout agreement I
On June 28, 2021, Vista Argentina entered into a farmout agreement with Trafigura (“farmout agreement I”), whereby it undertook to develop, initially, 5 pads made up of 4 wells each in Bajada del Palo Oeste area. Moreover, Trafigura may hold interests in up to 2 additional pads under the same terms and conditions. As of the date of theses consolidated financial statement, all committed pads were put into production.
By virtue of the farmout agreement, a joint venture was established and Trafigura was entitled to contractual rights for 20% of hydrocarbon output in the pads under the agreement and bear 20% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs.
As part of the farmout agreement, Trafigura agreed to pay to Vista Argentina 25,000 as follows: (i) a 5,000 down payment; and (ii) 4 payments of 5,000 for each pad, which should be paid upon commencement of hydrocarbon production in each pad included in the farmout agreement I.
As of the date of these consolidated financial statements, VISTA and Trafigura signed an agreement whereby as of January 1, 2025, the Company will have the rights to 100% of the production of the pads related to the agreement (Note 1.2.2).
29.2.1.2 Farmout agreement II
On October 11, 2022, Vista Argentina entered into a farmout agreement II with Trafigura, whereby it undertook to develop 3 pads in Bajada del Palo Oeste area. Trafigura was entitled to contractual rights for 25% of hydrocarbon output in the pads under the agreement and bear 25% of investment costs, as well as royalties, direct taxes, and remainder operating and midstream costs. As of the date of theses consolidated financial statement, all committed pads were put into production.
As part of the farmout agreement II, Trafigura agreed to pay to Vista Argentina 20,400 as follows: (i) 3 payments of 6,800 for each pad, which should be paid upon commencement of hydrocarbon production in each pad included in the farmout agreement II.
As of the date of these consolidated financial statements, VISTA and Trafigura signed an agreement whereby as of January 1, 2025, the Company will have the rights to 100% of the production of the pads related to the agreement (Note 1.2.2).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.2.2 Coirón Amargo Norte
Originally, the Joint operating agreement (“JOA”) Coirón Amargo owned an area located in the Province of Neuquén made up of an operating concession (“Coirón Amargo Norte”) and an evaluation lot (“Coirón Amargo Sur”) due in 2036 and 2017, respectively.
On July 11, 2016, the partners of UT Coirón Amargo signed agreements to assign their interests whereby the area was divided in 3 independent lots: Coirón Amargo Norte (“CAN”), Coirón Amargo Suroeste (“CASO”) which was assigned to Shell on April 1, 2021, and Coirón Amargo Sur Este (“CASE”).
CAN was made up of APCO Oil & Gas S.A.U. (“APCO SAU”, currently Vista Argentina), Madalena Energy Argentina S.R.L. (“Madalena”) and Gas y Petróleo del Neuquén S.A. (“G&P”) with 55%, 35% and 10%, respectively. Vista Argentina is the operator as from the date and the concession expires in 2036.
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
(i) Vista Argentina assigned to O&G Development Ltd S.A (
currently
“Shell”) a 35% nonoperated working interest in CASO’s oil & gas properties;
(ii)
Shell
assigned to Vista Argentina a 90% operated working interest in Águila Mora’s oil and gas properties, plus a contribution up to 10,000 to refurbish its existing water infrastructure to benefit Shell and Vista Argentina operations.
Águila Mora swap agreement obtained the approvals from the Province of Neuquén on November 22, 2018. Therefore, as from that date, the Company acquired a 90% working interest in Águila Mora’s oil and gas properties, becoming the operator.
Through Decree No. 2,597/19 granted by the Province of Neuquén whereby G&P was granted the unconventional operating concession of Águila Mora area for 35 years, expiring on November 29, 2054.
Vista Argentina maintains for such area a carry agreement for the interest in G&P and includes all its interests in this joint operation in the consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
29.2.5 Aguada Federal and Bandurria Norte
On September 16, 2021, the Company, through its subsidiary Vista Holding I, acquired 100% of the shares directly and indirectly held in AFBN; the owner of the 50% nonoperated interest in the nonoperated concession of Aguada Federal and Bandurria Norte granted by the Province of Neuquén that expires in 2050. The concession was operated by Wintershall, the owner of the remainder 50%.
Under the transaction terms, Vista made no advance payments, but assumed the carry related to 50% of all investments to develop the acquired areas. This transaction was recognized as an asset acquisition, according with the accounting policies including in Note 3.1.3.
On January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the remainder 50% of the interest operated in Aguada Federal and Bandurria Norte concessions from Wintershall; the Company became the area operator with con the 100% interest.
Under the second transaction terms, the Company paid a total amount of 140,000, of which 90,000 was paid on the date of the transaction, and the remaining 50,000, in 8 equal quarterly instalments starting on April 2022. During the year ended December 31, 2023, Vista paid 25,000.
As result of this transaction, Vista recognized an addition of 68,743 in “Property, plant and equipment”.
On September 14, 2022, the Province of Neuquén issued Presidential Decrees No. 1,851/22 and No. 1,852/22 approving the assignment by Wintershall to Vista Argentina of the mentioned assets.
Al of the date of theses consolidated financial statements, the Companies’ directors decided to merge by absorption of AFBN, with Vista Argentina, which will become the owner of 100% of the mentioned areas. This merger will become effective as from January 1, 2025 (Note 2.3.1).
29.3 Summarized financial information on the operated and nonoperated join operations
Below is the summarized financial information on the operated and nonoperated joint operations involving the Company, which assets, liabilities, revenue and expenses are not fully consolidated in the Company’s financial statements.
The summarized financial information disclosed below represents the amounts under IFRS of the related interest:

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2024	As of December 31, 2023
Assets
Noncurrent assets	290,683	344,411
Current assets	402	878

Liabilities
Noncurrent liabilities	2,428	1,801
Current liabilities	6,483	11,860

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Operating costs	(2,081)	(1,687)	(943)
Depreciation, depletion and amortization	(62,751)	(78,860)	(43,139)
General and administrative expenses	(227)	(846)	(568)
Other operating income and expenses	—	—	2
Impairment of long -lived assets	—	(1,679)	—
Financial results, net	(118)	1,561	2,484

Total	(65,177)	(81,511)	(42,164)

29.4 Investment commitment
As of December 31, 2024, the Company has the following main commitments pending execution:
A-
Argentina
(i) In the area of Entre Lomas (Province of Río Negro) drill and complete 4 development wells for an estimate cost of 10,520; intervene 21 wells with workover, and abandon 2 wells for an estimated cost of 7,000; adjust existing and new facilities for an estimated cost of 3,117; and
(ii) In the areas of 25 de Mayo – Medanito S.E. and Jagüel de los Machos (Province of Río Negro) drill and complete 5 development wells for an estimated cost of 7,685; intervene 23 wells with workover and abandon 19 wells for an estimated cost of 9,951; and adjust new and existing facilities for an estimated cost of 1,432.
All of commitment mentioned above are subject to the conventional asset assignment agreement mentioned in Note 3.2.7, which establishes that investment commitments will be fully assumed by Aconcagua, as the area operator and the extension of the concessions mentioned in Note 28.5.
B-
Mexico
The Company has no commitments as of the date of the consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 30. Tax regulations

A-	General
30.1 International tax reform pillar two model rules (“the model”)
On May 23, 2023, the IASB issued amendments to IAS 12 to apply the pillar two model rules published by the Organization for Economic
Co-operation
and Development (“OECD”), which establish that this model applies to multinational enterprises with revenue in excess of Euros 750 million in their consolidated financial statements, they must pay a global minimum tax of 15%.
The main IASB amendments are:
(i) A mandatory temporary exception to the deferred taxes accounting from the jurisdictional implementation of pillar two income taxes and;
(ii) Disclosure requirements for affected entities to help users of the financial information better understand an entity’s exposure to pillar
t
wo income taxes arising from that legislation, particularly before its effective date.
As of the date of these consolidated financial statements, the jurisdictions where the Company mainly operates—Argentina and Mexico—have not issued the requested regulations on this Model. However, the Group operates in other jurisdictions in which the rules related to the Model have already been published and are effective for the year beginning January 1, 2024.
Consequently, the Group assessed the Model’s potential income tax exposure based on the reports prepared by each country and the financial information reported by the subsidiaries and concluded that no impact should be recognized in the consolidated financial statements as of December 31, 2024.
The Group keeps track of the Model’s legislative changes and the regulations of the different countries to assess the potential impact that they may have on the Company’s consolidated cash flows, financial position, and profit or loss.

B-	Argentina
30.2 Income tax
General
As established by Law 27,630 issued in 2021, the applicable income tax rate for the Company, through its subsidiaries, is 35%.
On August 16, 2022, the AFIP issued General Resolution No. 5,248/2022 whereby it established one-time
payment towards income tax. For taxpayers whose tax assessed as of December 31, 2021, was equal to or higher than ARS 100,000,000 and which calculation base for the advance payments for the following tax period exceeded 0 (zero), the one-time
payment towards income tax will amount to 25% of such calculation base. Such amount was paid by the Company, through its subsidiary Vista Argentina,
in 3 equal and consecutive installments equivalents to 8,300 and computed as payment towards income tax for the year ended as of December 31, 2022.
On July 20, 2023, the AFIP (Administración Federal de Ingresos Públicos, currently denominated Agencia de Recaudación y Control Aduanero “ARCA” by Spanish Acronym) issued General Resolution No. 5,391/2023, which establishes a one-time
payment towards current income tax for taxpayers whose taxable income as of December 31, 2022, before computing prior-year net operating loss is equal to or higher than ARS 600,000,000, and who have not assessed income tax for that same period, this one-time
payment towards income tax amounts to 15% of such taxable income. As of December 31, 2023, the Company, through its subsidiary AFBN S.R.L., made payments towards income tax for 979.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023, the Company, through its subsidiary Vista Argentina, made payments towards income tax for 2,974 and 3,031, respectively.
Dividends
Law No. 27,541 on “Social Solidarity and Production Reactivation in the Context of a Public Emergency”, enacted through Presidential Decree No. 58/2019 suspended the increase in the established a rate by Law No. 27,430 set of 7% rates for the years beginning on or after January 1, 2021, currently in place.
Tax Inflation Adjustment
Law No. 27,468, issued in the year 2018, established that a third of the positive or negative adjustment for inflation applicable to the 3 first fiscal years beginning January 1, 2019, be distributed to the year in which the adjustment was determined and the remaining 2 thirds to the two subsequent tax periods.
However, the Law No. 27,541, issued in the year 2019, amended this distribution and established that a sixth of the positive or negative adjustment for the first and second year beginning January 1, 2019, be charged to the year in which the adjustment is determined and the remainder 5 sixths, in equal parts, to the 5 subsequent tax periods, whereas for years beginning January 1, 2021, 100% of the adjustment may be impute in the year in which it is determined.
On December 1, 2022, was published in the Official Bulletin Law No. 27,701, set forth the option to defer the tax adjustment for inflation for the first 2 fiscal years beginning as from January 1, 2022. Thus, a third of such adjustment may be distributed to the fiscal year in which the adjustment is assessed and the remaining 2 thirds, in equal parts, to the two subsequent fiscal years.
This alternative only applies to the companies’ promoting investments in property, plant and equipment for an amount equal to or higher than ARS 30,000,000 during each of the two fiscal periods subsequent to the computation of the first third. Failing to comply with this requirement will result in the forfeiture of the benefit.
For the year ended December 31, 2023, the Company, through its subsidiary Vista Argentina, applied the option mentioned above.
For the year ended December 31, 2024, and despite the disparity in the evolution of the IPC and the exchange rate throughout the period (Note 18.6.1.1), the Argentine Government did not establish a deferral mechanism for tax inflation adjustment, resulting in a significant increase in the income tax base.
30.3 Tax for an inclusive and solidary Argentina (“PAIS Tax”)
Law No. 27,541 issued in the year 2019, introduced a tax that is levied on the acquisition of foreign currency for 5 tax years at a 30% rate.

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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
On September 2, 2024, through Presidential Decree No. 777/2024, the Executive reduced to 7.50% the PAIS tax rate applicable to the acquisition of foreign currency for the payment of imports of goods and freight.
As of the date of these consolidated financial statements, the PAIS tax is no longer in effect, as its validity ended on December 22, 2024, in accordance with Law No. 27,541.

C-	Mexico
30.4 Income tax
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
The Company’s Management concluded that this reform had no major effects on the consolidated financial information as of December 31, 2024, 2023 and 2022.
Note 31. Share-based payments
On March 22, 2018, the Company’s shareholders authorized that the LTIP be implemented to retain key personnel. Thus, the Board was empowered to manage the plan through an administrative trust. To such end, it set up a reserve of 8,750,000 Series A shares to be used in the plan; effective as from April 4, 2018.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the number of stock options granted, cancelled and the weighted average exercise price (“WAEP”) for the year:

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Number of rights to buy	WAEP	Number of rights to buy	WAEP	Number of rights to buy	WAEP
At beginning of year	9,865,245	5.98	10,540,228	5.15	9,124,109	4.85
Granted during the year	394,201	29.71	513,379	17.83	1,416,119	7.05
Cancelled during the year (1)	(20,029)	6.21	(1,188,362)	3.68	—	—

At end of year	10,239,417	6.89	9,865,245	5.98	10,540,228	5.15

(1)	Related to stock options annulled or cancelled for the year, which has no relation with the options exercised.
The plan established that the value of the options to be granted will be determined using Black & Scholes Model.
The following table shows the inputs used for the plan for the year:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	32.1%	31.4%	33.5%
Risk–free interest rate (%)	4.1%	3.9%	1.9%
Expected life of share options (years)	10	10	10
Weighted average exercise price (USD)	29.71	17.83	7.05
Model used	Black & Scholes	Black & Scholes	Black & Scholes
The remainder life of stock options is based on historical data and current expectations and is not necessarily an indication of the potential exercise patterns. Expected volatility shows the assumption that historical volatility in a period similar to the life of options is an indication of future trends, that may not be necessarily the actual result.
The weighted average fair value of options granted during the year ended December 31, 2024, 2023 and 2022 stood as 15.07, 8.99, and 3.26, respectively.
According to IFRS 2, stock option plans are classified as settled transactions at grant date.
For the years ended December 31, 2024, 2023 and 2022, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 5,316, 4,553, and 3,673, respectively.
31.2 Restricted stock
The restricted stock that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Restricted Stock is vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date in which the Restricted Stock are granted to the participants.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the number of restricted stock granted, cancelled and WAEP for the year:

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Number of Series A shares	WAEP	Number of Series A shares	WAEP	Number of Series A shares	WAEP
At beginning of year	6,633,364	6.18	6,669,790	4.89	5,762,338	4.53
Granted during the year	267,033	32.17	519,025	17.83	940,215	7.05
Cancelled during the year (1)	(704,741)	5.96	(555,451)	2.13	(32,763)	2.95

At end of year	6,195,656	7.33	6,633,364	6.18	6,669,790	4.89

(1)	Related to restricted stock annulled or cancelled for the year, which has no relation with the restricted stock vested.
For the years ended December 31, 2024, 2023 and 2022, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 8,822, 8,839, and 6,372, respectively.
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
The following table shows the number of performance restricted stock granted and WAEP for the year:

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Number of Series A shares	WAEP	Number of Series A shares	WAEP	Number of Series A shares	WAEP
At beginning of year	5,123,346	10.03	3,705,757	7.05	—	—
Granted during the year	422,941	30.00	1,417,589	17.83	3,705,757	7.05
Cancelled during the year (1)	(21,277)	7.05	—	—	—	—

At end of year	5,525,010	11.57	5,123,346	10.03	3,705,757	7.05

(1)	Related to performance restricted stock annulled or cancelled for the year, which has no relation with the performance restricted stock vested .
For the years ended December 31, 2024, 2023 and 2022, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 20,785, 9,741 and 6,531, respectively.
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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Costs incurred
The following table shows capitalized costs and expenses incurred in the years ended December 31, 2024, 2023 and 2022. The acquisition of properties includes the costs incurred to acquire proved or unproved oil and gas properties. Exploration costs include the costs required to retain undeveloped properties, seismic acquisition costs, seismic data interpretation, geologic modelling, costs of drilling exploration wells and drilled well testing. Development costs include drilling costs and equipment for development wells, the construction of facilities for hydrocarbon extraction, transport, treatment and storage, and all the costs needed to maintain facilities for existing developed reserves.

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Acquisition of properties
Proved	—	—	—	—	(68,743)	—
Unproved	—	—	—	—	—	—

Total acquisition of properties	—	—	—	—	(68,743)	—

Exploration					—	(624)
Development (1)	(1,055,599)	(2,472)	(615,481)	(17,283)	(426,991)	(4,368)

Total costs incurred	(1,055,599)	(2,472)	(615,481)	(17,283)	(495,734)	(4,992)

(1)	Including the re-estimation of well plugging and abandonment (Note 13).
VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.
Capitalized cost
The following table shows capitalized costs during the years ended December 31, 2024, 2023, and 2022, for proved and unproved Crude oil and Natural gas reserves, and accumulated depreciation:

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Argentina	Mexico	Argentina	Mexico	Argentina	Mexico
Proved properties
Machinery, facilities, software licenses and other	97,126	928	79,566	928	71,839	723
Oil & gas properties and wells (1) (2)	3,697,835	42,436	2,521,781	36,146	2,108,966	40,381
Works in progress	189,261	1,946	121,808	1,207	148,964	4,984

Gross capitalized costs	3,984,222	45,310	2,723,155	38,281	2,329,769	46,088
Cumulative depreciation	(1,268,049)	(6,566)	(842,024)	(4,006)	(773,424)	(2,972)

Total net capitalized costs	2,716,173	38,744	1,881,131	34,275	1,556,345	43,116

(1)	Including the re-estimation of well plugging and abandonment (Note 13).
(2)
For the year ended December 31, 2024,
including a reversal of impairment of long
-
lived

assets of 4,207 in Mexico. For the year ended December 31, 2023, including impairment of long
-
lived

assets 1,679 in Argentina and 22,906 in Mexico (Note 3.2.2).

VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Results of operations
The following breakdown of results of operations summarizes income and expenses directly related to Crude oil and Natural gas production for the years ended December 31, 2024, 2023 and 2022. Income tax for these periods was calculated using statutory tax rates.

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Revenue from contracts with customers	1,647,768	1,168,774	1,187,660

Total revenue	1,647,768	1,168,774	1,187,660
Production costs excluding depreciation
Operating and other costs	(114,806)	(96,743)	(133,885)
Royalties and others	(243,950)	(176,813)	(188,677)
Other non-cash costs related to the transfer of conventional assets	(33,570)	(27,539)	—

Total production costs	(392,326)	(301,095)	(322,562)

Depreciation, depletion and amortization	(437,699)	(276,430)	(234,862)
Exploration expenses	—	—	(624)
Discount for well plugging and abandonment liabilities	(1,312)	(2,387)	(2,444)
Impairment of long-lived assets	4,207	(24,585)	—

Operating profit before income tax	820,638	564,277	627,168
Income tax	(246,191)	(169,283)	(188,150)

Crude oil & Natural gas operating profit	574,447	394,994	439,018
VISTA incurred no costs in entities recognized under the equity method during the aforementioned periods.
Estimated Crude oil and Natural gas reserves
Proved reserves as of December 31, 2024 and 2023, are net reserves attributable to Vista certificated by DeGolyer and MacNaughton for the assets located in Argentina, and Mexico.
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
The Company considers that its remaining estimated volumes of Crude oil and Natural gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, Crude oil prices used in determining proved reserves were the average price during the 12 months prior to the end date of December 31, 2024, and 2023, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no Natural gas prices available in the benchmark market in Argentina, VISTA used the average Natural gas prices for the year to determine Natural gas reserves. In addition, for certain Natural gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through “Gas Plan IV”. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.
The independent certificators carried out by DeGolyer and MacNaughton as of December 31, 2024 and 2023 in Argentina and Mexico, covered all the estimated reserves located in the areas operated and not operated by the Company.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
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
The following tables show proved oil reserves, net (including Crude oil, condensate oil and LPG) and Natural gas reserves, net, as of December 31, 2024, 2023, 2022 and 2021 according to VISTA’s interest percentage in the related concessions:
Proved reserves as of December 31, 2024

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)

Proved developed	107.0	109.0	19.4
Proved undeveloped	208.2	173.2	30.8

Total proved reserves	315.2	282.2	50.2

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)

Proved developed	2.1	4.0	0.7
Proved undeveloped	5.3	9.4	1.7

Total proved reserves	7.4	13.4	2.4

Proved reserves as of December 31, 2023

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)

Proved developed	71.0	85.5	15.2
Proved undeveloped	191.3	173.3	30.9

Total proved reserves	262.3	258.8	46.1

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)

Proved developed	1.8	4.5	0.8
Proved undeveloped	5.5	11.4	2.0

Total proved reserves	7.3	15.9	2.8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Proved reserves as of December 31, 2022

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	68.3	99.2	17.7
Proved undeveloped	136.8	139.7	24.8

Total proved reserves	205.1	238.9	42.5

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.2	0.1	0.0
Proved undeveloped	2.7	5.9	1.1

Total proved reserves	2.9	6.0	1.1
Proved reserves as of December 31, 2021

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)

Proved developed	48.2	90.8	16.2
Proved undeveloped	95.1	99.4	17.7

Total proved reserves	143.3	190.2	33.9

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)

Proved developed	0.3	0.2	0.0
Proved undeveloped	3.0	6.0	1.1

Total proved reserves	3.3	6.2	1.1

(1)	It refers to Crude oil, condensate, and LPG.
The following table shows the reconciliation of the Company’s reserve data between December 31, 2023, and December 31, 2024:

Argentina	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2023	262.3	258.8	46.1
Increase (decrease) attributable to:
Review of prior estimates (2)	1.4	(5.2)	(0.9)
Extensions and discoveries (3)	73.5	49.2	8.7
Production for the year (4)	(22.0)	(20.6)	(3.7)

Reserves as of December 31, 2024 (5)	315.2	282.2	50.2

(1)	It refers to Crude oil, condensate, and LPG.
(2)	The changes from prior-estimate revisions of proved developed and undeveloped Crude oil reserves (+1.4 MMbbl) are mainly related to:
(a) in connection with the developed reserve: (i) results of well tests for Aguada Federal
(-0.21
MMbbl); (ii) Aguila Mora
(-0.47
MMbbl); (iii) Bajada del Palo Este
(-0.96
MMbbl); (iv) Bajada del Palo Oeste
(-0.60
MMbbl); (v) Bajada del Palo Oeste (Farmout Agreement I and II)
(-0.66
MMbbl and
-0.42
MMbbl) respectively; (vi) other fields
(-0.24
MMbbl); (vii) positive results in Bajada del Palo Este (+3.02 MMbbl); Bajada del Palo Oeste (+1.63 MMbbl); and (viii) combined effect of other fields (+0.59 MMbbl).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(b) in connection with the undeveloped reserve: (i) changes in the development plan in Bajada del Palo Este
(-0.11
MMbbl); and (ii) the combined effect of other fields
(-0.17
MMbbl).
The changes from prior-estimate revisions of proved developed and undeveloped Natural gas reserves
(-5.2
Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) decreased activity in Bajada del Palo Este
(-3.59
Bcf); (ii) lower performance and adjustment of the gas/oil ratio (“GOR”) in the wells of Bajada del Palo Oeste
(-8.49
Bcf); and (iii) effect of other fields
(-1.43
MMbbl). The positive results are related to wells in Aguada Federal (+0.73 Bcf); Bajada del Palo Este (+2.07 Bcf); Baja del Palo Oeste (+1.91 Bcf); Entre Lomas in Rio Negro Province (+3.42 Bcf) and combined effect of other fields (+2.57 Bcf).
(b) in connection with the undeveloped reserve: (i) they are related to an update in Aguada Federal due to the latest well results
(-0.82
Bcf); and (ii) decrease in the development activities in Bajada del Palo Este, Bajada del Oeste, Bajada del Oeste and fields operated by Aconcagua
(-1.5
Bcf).

(3)	The changes in the proved developed and undeveloped reserves due to the extension and discovery of Crude oil (+73.5 MMbbl) and Natural gas (+49.2 Bcf) are mainly related to:
(a) in connection with the developed reserve: the increase are related: (i) the drilling success in Vaca Muerta formation of Aguada Federal with a 1 pad (3 wells) incorporating (+2.68 MMbbl y +2.25 Bcf); (ii) Bajada del Palo Este with a 2 pad (8 wells) (+6.80 MMbbl y +3.52 Bcf); (iii) a 4 pad (13 wells) in Bajada del Palo Oeste incorporating (+15.98 MMbbl y +14.66 Bcf).
Also, there is a neutral effect from the conversion of proved undeveloped reserves to proved developed reserves generated by: (i) the drilling success in Vaca Muerta formation of 5 pads (21 wells) in Bajada del Palo Oeste adding (+24.99 MMbbl y +23.36 Bcf); (ii) the addition of 2 pads (5 wells) in Bajada del Palo Este incorporating (+5.61 MMbbl y +2.82 Bcf); as well as (iii) the recategorizations in Bajada del Palo Oeste (Farmout Agreement I and II) adding (+0.32 MMbbl y +0.29 Bcf ).
(b) in connection with the undeveloped reserve enable by the activity of drilling in Vaca Muerta formation of: (i) Aguada Federal adding (+4.11 MMbbl y +3.48 Bcf), Bajada del Palo Este totaling (+24.29 MMbbl y +12.55 Bcf), and Bajada del Palo Oeste, totaling (+19.64 MMbbl y +12.72 Bcf).

(4)	Considering Vista Argentina’s output.
(5)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations may have nonmaterial differences in the sums.

Mexico	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)

Reserves as of December 31, 2023	7.3	15.9	2.8
Increase (decrease) attributable to:
Review of prior estimates (2)	0.3	(2.4)	(0.4)
Production for the year (3)	(0.2)	(0.0)	(0.0)

Reserves as of December 31, 2024 (4)	7.4	13.4	2.4

(1)	It refers to Crude oil, condensate, and LPG.
(2)	The changes from prior-estimate revisions of proved developed and undeveloped Crude oil reserves (+0.3 MMbbl) and Natural gas (-2.4 Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) increase of (+0.53 MMbbl) mainly related with successful performance of wells
V-1051
and
V-1052
and the last drilling campaign of wells
V-1001,
V-1002,
V-1004
and
V-1006;
partially offset by (ii) a negative revision due to the adjustment of GOR measured in the block resulting in a discount of
(-0.39
Bcf).
(b) in connection with the undeveloped reserve: (i)
(-0.22
MMbbl and
-2.05
Bcf) due to the change in PUD development plan due to the latest results in the drilling campaign.

(3)	Considering Vista Holding II’s output.
(4)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations may have nonmaterial differences in the sums.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the reconciliation of the Company’s reserve data between December 31, 2022, and December 31, 2023:

Argentina	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2022	205.1	238.9	42.5
Increase (decrease) attributable to:
Review of prior estimates (2)	(8.2)	(27.8)	(4.9)
Extensions and discoveries (3)	86.5	65.5	11.7
Purchases/sales of onsite proved reserves (4)	(5.4)	(2.6)	(0.5)
Production for the year (5)	(15.7)	(15.1)	(2.7)

Reserves as of December 31, 2023 (6)	262.3	258.8	46.1

(1)	It refers to Crude oil, condensate, and LPG.
(2)	The changes from prior-estimate revisions of proved developed and undeveloped Crude oil reserves (-8.2 MMbbl) are mainly related to:
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
(b) in connection with the undeveloped reserve: (i) they are related to an adjustment in Aguada Federal due to the latest well results
(-5.82
MMbbl); (ii) the potential combined effect of other fields and rounding (+0.73 MMbbl), which includes the revision of reserves associated with the extension of the economic life of proved developed reserves in unconventional Bajada del Palo Oeste (Farmout Agreement I and II).
The changes from prior-estimate revisions of proved developed and undeveloped Natural gas reserves
(-27.8
Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) they are associated with the lower performance and adjustment of the GOR in the wells of Aguada Federal
(-4.3
Bcf), Bajada del Palo Este
(-2.62
Bcf), Bajada del Palo Oeste
(-4.51
Bcf), Bajada del Palo Oeste NOC
(-3.61
Bcf), Bajada del Palo Oeste (Farmout Agreement I)
(-3.28
Bcf), and Bajada del Palo Oeste (Farmout Agreement II)
(-1.44
Bcf); (ii) for price changes, the variation was
(-0.41
Bcf); and (iii) the rest due to the effect of other fields
(-1.75
Bcf).
(b) in connection with the undeveloped reserve: (i) they are related to an update in Aguada Federal due to the latest well results
(-6.58
Bcf); (ii) the potential combined effect of other fields and rounding (+0.70 Bcf), which includes the revision of reserves associated with the extension of the economic life of proved developed reserves in conventional Bajada del Palo Oeste, Bajada del Oeste, Bajada del Oeste (Farmout Agreement I), and Bajada del Oeste (Farmout Agreement II).

(3)	The changes in the proved developed and undeveloped reserves due to the extension and discovery of Crude oil (+86.5 MMbbl) and Natural gas (+65.5 Bcf) are mainly related to:
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

(4)	The changes in the purchase of Crude oil (-5.4 MMbbl) and Natural gas (-2.6 Bcf) are mainly related to the agreement signed with Aconcagua mentioned in Note 3.2.7.
(5)	Considering Vista Argentina’s output.
(6)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations may have nonmaterial differences in the sums.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Mexico	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)

Reserves as of December 31, 2022	2.9	6.0	1.1
Increase (decrease) attributable to:
Review of prior estimates (2)	4.6	10.0	1.7
Production for the year (3)	(0.2)	(0.1)	(0.0)

Reserves as of December 31, 2023 (4)	7.3	15.9	2.8

(1)	It refers to Crude oil, condensate, and LPG.
(2)	The changes from prior-estimate revisions of proved developed and undeveloped Crude oil reserves (+4.6 MMbbl) are mainly related to:
(a) in connection with the developed reserve: (i) due to the extension of (+0.2 MMbbl) from the successful drilling of two new Vernet-1051 and 1052 blocks; and (ii) the rounding effect
(-0.1
MMbbl).
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
(4)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations may have nonmaterial differences in the sums
The following table shows the reconciliation of the Company’s reserve data between December 31, 2021, and December 31, 2022:

Argentina	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)

Reserves as of December 31, 2021	143.3	190.2	33.9
Increase (decrease) attributable to:
Review of prior estimates (2)	9.1	0.9	0.2
Extensions and discoveries (3)	65.4	62.0	11.0
Purchases of onsite proved reserves (4)	2.0	2.0	0.4
Production for the year (5)	(14.6)	(16.3)	(2.9)

Reserves as of December 31, 2022 (6)	205.1	238.9	42.5

(1)	It refers to Crude oil, condensate, and LPG.
(2)	The changes from prior-estimate revisions of proved developed and undeveloped Crude oil reserves (+9.1MMbbl) are mainly related to:
(a) in connection with the developed reserve: (i) the enhanced performance of the 32 production wells targeting Vaca Muerta unconventional in Bajada del Palo Oeste concession (+4.78 MMbbl); (ii) the 28 wells drilled in 2022 targeting Vaca Muerta unconventional reservoir in Bajada del Palo Oeste concession, which comprises the farmout I agreement mentioned in Note 29.2.1. (+2.54 MMbbl); (iii) a combined negative effect from other plots of land
(-0.62
MMbbl); (iv) a price revision for (+0.75 MMbbl).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
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
The changes from prior-estimate revisions of proved developed and undeveloped Natural gas reserves (+0.9 Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) the enhanced performance GOR adjustment based on the latest trial results of the 32 unconventional production wells in Bajada del Palo Oeste concession (+4.83 Bcf); (ii) reduced performance of conventional wells in Bajada del Palo Oeste concession
(-2.52
Bcf); (iii) a minor performance in Natural gas wells in Charco Bayo and Piedras Blancas in ELo Río Negro concession
(-4.81
Bcf); (iv) a practically null combined effect in the remainder plots of land
(-0.38
Bcf); and (v) a price revisions for (+2.54 Bcf).
(b) in connection with the undeveloped reserve: (i) the unconventional Bajada del Palo Oeste concession were revised up, due to a lateral length adjustment, which had no effect on the type well (+1.00 Bcf); (ii) the Elo Río Negro concession were also revised up due to the addition of a well in Charco Bayo oilfield targeting Tordillo and Punta Rosada formations (+1.34 Bcf); (iii) an upward revision was also made in the development plan of Jagüel de los Machos block due to the addition of 2 wells and 2 workovers (+0.13 Bcf); (iv) minor changes in the activity of 25 de Mayo-Medanito block (+0.02 Bcf); (v) in Bajada del Palo Oeste concession, a downward revision was made related to the removal of two wells targeting Lotena conventional formation
(-2.21
Bcf); and (vi) a price revisions for (+0.96 Bcf).

(3)	The changes in the proved developed and undeveloped reserves due to the extension and discovery of Crude oil (+65.4 MMbbl) and Natural gas (+62.0 Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) the drilling of 16 wells (4 pads) targeting Vaca Muerta formation in Bajada del Palo Oeste concession (+13.44 MMbbl, and +12.30 Bcf): (ii) the drilling of 12 (twelve) wells targeting Vaca Muerta formation in Aguada Federal concession (+7.73 MMbbl, and +8.36 Bcf); (iii) the drilling of 2 wells (1 pad) in Bajada del Palo Este targeting Vaca Muerta (+2.75 MMbbl, and +0.89 Bcf).
(b) in connection with the undeveloped reserve: (i) the drilling of 13 wells (4 pads) targeting Vaca Muerta formation in Bajada del Palo Oeste concession (+14.08 MMbbl, +13.91 Bcf); (ii) the drilling of 2 (two) wells (1 pad) in Bajada del Palo Este (+2.71 MMbbl, and +1.39 Bcf); and (iii) the drilling of 28 (twenty-eight) wells (13 pads) in Aguada Federal (+24.69 MMbbl, and +25.15 Bcf).

(4)
The changes in the purchase of Crude oil (+2.00 MMbbl) and Natural gas (+2.00 Bcf) reserves are mainly related to the farmout II agreement signed with Trafigura mentioned in Note 29.2.1.2. As of December 31, 2021, 4 wells were proved undeveloped and the 4 wells were unproved. As of December 31, 2022, the 8 wells are undeveloped proved.

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

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
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

	As of December 31, 2024 (1)	As of December 31, 2023 (1)	As of December 31, 2022 (1)
Future cash flows	23,298	18,771	16,118
Future production costs	(6,956)	(5,573)	(4,634)
Future development and abandonment costs	(4,244)	(3,198)	(2,142)
Future income tax	(4,249)	(3,477)	(3,009)

Discounted future net cash flows	7,849	6,523	6,333
10% annual discount	(3,817)	(3,133)	(3,092)

Standardized measure of discounted future net cash flows	4,032	3,390	3,241

(1)	Amounts expressed in millions of US Dollars (“MM USD”).

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Changes in the standardized measure of future discounted cash flow (net)
The following table shows the changes in the standardized measure of future discounted cash flow, net, for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024 (1)	Year ended December 31, 2023 (1)	Year ended December 31, 2022 (1)
Standardized measure of future discounted cash flow, net, at beginning of year	3,390	3,241	1,512
Net changes in selling prices and production costs related to future production (2)	1,153	(314)	1,170
Net changes in estimated future development costs (3)	327	(3,642)	(2,632)
Net changes from revisions of workload estimates (4)	1,951	(220)	229
Net changes from extensions, discoveries and improvements (5)	(1,165)	2,240	1,790
Cumulative discount	11	3,333	1,585
Net changes from on-site purchases and sales of minerals (6)	(777)	(131)	55
Sales of Crude oil, LPG and Natural gas produced, net of production costs	—	841	820
Estimated development costs previously incurred	1,203	(669)	(460)
Net changes in income tax (7)	(2,061)	(1,289)	(852)
Other	—	—	24

Changes in the standardized measure of future discounted cash flow for the year	642	149	1,729

Standardized measure of future discounted cash flow at end of year	4,032	3,390	3,241

(1)	Amounts expressed in MM USD.
(2)
For the year ended December 31, 2024, primarily affected by an increase in the prices of Crude oil, petroleum condensate, Natural gas, and LPG in Argentina, which increased from 66.50 USD/bbl to 69.44 USD/bbl of Crude oil, condensate, and C5+, from 25.40 USD/bbl to 25.72 USD/bbl of LPG, and from 3.55 USD per thousand cubic foot (“USD/Kft
3
) to 3.89 USD/Kft
3
of sales gas. Also, for the year ended December 31, 2023, primarily affected by a decrease in the prices of Crude oil, petroleum condensate, Natural gas, and LPG in Argentina, which decreased from 72.32 USD/bbl to 66.50 USD/bbl of Crude oil, condensate, and C5+, from 31.19 USD/bbl to 25.40 USD/bbl of LPG, and from 4.86 USD/ Kft
3
to 3.55 USD/ Kft
3
of sales gas.

(3)	For the years ended December 31, 2024, and 2023, related to cost development revisions of the unconventional area of Bajada del Palo Oeste, Bajada del Palo Este and Aguada Federal.
(4)
For the years ended December 31, 2024, and 2023, mainly affected by the extension in the economic limits of assets due to a increase or decrease in the prices of Crude oil, petroleum condensate, Natural gas and LPG, detailed in point (2).

(5)
For the year ended December 31, 2024, mainly related to the extension of the proved area due to the addition of 52 wells in proved reserves in Bajada del Palo Oeste area in Vaca Muerta formation with positive results, also related to the addition of proved reserves from the unconventional Bajada del Palo Este area with 34 additional wells and a total of 15 wells were added in the unconventional Aguada. Also, for the year ended December 31, 2023, mainly related to the extension of the proved area due to the addition of 40 wells in proved reserves in Bajada del Palo Oeste area in Vaca Muerta formation with positive results. Also related to the addition of proved reserves from the unconventional Bajada del Palo Este area with 26 additional wells. A total of 19 wells were added in the unconventional Aguada Federal area, and a
2-well
pad was converted in Águila Mora from probable reserves to proved developed reserves.

(6)
For the years ended December 31, 2024 and 2023, the agreement with Aconcagua is maintained, granting the operation as from March 1, 2023, with 60% of the crude oil production on the following concessions: 25 de Mayo-Medanito S.E., Charco del Palenque, Entre Lomas Río Negro, Entre Lomas Neuquén, Jagüel de los Machos and Jarilla Quemada. (Note 3.2.7).

(7)	For the year ended December 31, 2024, and 2023, the change is due to the increase in income tax caused by higher expected revenue mainly from the extensions and increases in hydrocarbon prices.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 33. Subsequent events
The Company assessed events subsequent to December 31, 2024, to determine the need of a potential recognition or disclosure in these consolidated financial statements. The Company assessed such events through April 9, 2025, date in which these financial statements were made available for issue.
- On January 2, 2025, Vista Argentina signed a loan agreement with Banco de la Nacion Argentina in ARS for an amount equivalent of 43,584, at an annual interest rate of 32.88%, with expiration date as of March 31, 2025.

The loan was settled upon maturity for a total amount of principal and interest of
45,241
.
- On January 6, 2025, Vista Argentina paid interest for an amount of 114 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.
- On January 6 and March 18, 2025, under the VMOS agreement, Vista Argentina made payments to VMOS S.A. for

16,690
and 11,960, respectively

(Note 1.2.3.2).
- On January 8, 2025, Vista Argentina paid principal and interest for a total amount of 144 corresponding to loan agreement signed with Banco Patagonia S.A.
- On January 8, 2025, Vista Argentina paid interest for a total amount of 402 corresponding to ON XXV.
- On January 8, 2025, under
the
VMOC
 agreement
, Vista Argentina made payments to YPF for 16,741 net of taxes (Note 1.2.3.1).
- On January 13, 2025, Vista Argentina paid interest for a total amount of 911 corresponding to loan agreement signed with ConocoPhillips Company.
- On January 13, 2025, Vista Argentina signed loans agreements with Banco de Galicia y Buenos Aires S.A.U. for a total amount of 66,000; at an annual interest rate between 1.50%, and 1.90%, and expiration date between February 18, 2025, and April 21, 2025. Likewise, on February 8, 2025, Vista Argentina paid a total amount of principal and interest of 18,027, related to the mentioned agreements.
- On January 20, 2025, Vista Argentina paid interest for an amount of 73 corresponding to loan agreement signed with Banco Santander International in January 2021.
- On January 20, 2025, Vista Argentina paid principal and interest corresponding to ON XV for an amount of 13,567.

Likewise, on April 8, 2025, Vista Argentina paid interest corresponding to
ON XXV for
an amount of

.
- On January 24, 2025, Vista Argentina signed a loan agreement with Banco de la Nacion Argentina for an amount of 30,000; at an annual interest rate of 2.00%, and an expiration date on July 23, 2025.
- On January 24, 2025, Vista Argentina signed a loan agreement with Banco de la Provincia de Buenos Aires for an amount of 20,000 at an annual interest rate of 1.90% and an expiration date on May 29, 2025.
- On January 27, 2025, Vista Argentina signed a loan agreement with Banco Citibank N.A. for an amount of 25,000 at an annual interest rate of 5.00% and an expiration date on April 26, 2026.
- On January 27, 2025, Vista Argentina signed a loan agreement with Banco ICBC for an amount of 20,000 at an annual interest rate of 1.75% and an expiration date on March 28, 2025.

The loan was settled upon maturity for a total amount of principal and interest of 20,058.
- On January 28, 2025, Vista Argentina paid interest corresponding to a loan agreement with Banco Citibank N.A. for an amount of 71.
- On January 29, 2025, Vista Argentina signed a loan agreement with Banco de la Provincia de Buenos Aires for an amount of 20,000 at an annual interest rate of 1.90% and an expiration date on May 29, 2025.
- On February 11, 2025, Vista Argentina paid interest corresponding to ON XXI for an amount of 175.

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

- On February 18, 2025, Vista Argentina signed a loan agreement with Banco Ciudad de Buenos Aires for an amount of 18,000 at an annual interest rate of 2.50% and an expiration date on June 18, 2025.
- On February 27, 2025, Vista Argentina paid principal and interest corresponding to ON XII for an amount of 7,900.
- On February 2
8
, 2025, related to agreement mentioned in
N
ote 3.2.7, Vista Argentina received 5,700 proceed from Aconcagua.
- On March 3,5 and 6, 2025, Vista Argentina paid interest corresponding to ON XIX, XX and XXIII, for a total amount of 2,500.
- On March 7, 2025, Vista Argentina issued ON XXVIII, related to
Programa de Notas
(Note 18.1), for an amount of 92,400, at an annual interest rate of 7.50%, with expiration date as of
March 7, 2030
.
- On April 1, 2025, Vista Argentina signed loan agreements with Banco de Galicia y Buenos Aires S.A.U. for amounts of 37,244 and 27,032, at an annual interest rate of 37.50% and 38.50% and an expiration date on April 30, 2025 and May 30, 2025, respectively.
- On April 4, 2025, Vista Argentina paid interest for an amount of 107 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.
- On April 7, 2025, Vista Argentina signed a loan agreement with Banco Ciudad de Buenos Aires for an amount of 27,000 at an annual interest rate of 3.00% and an expiration date on September 2, 2025.
There are no other events or transactions between the closing date and the date of issuance of these consolidated financial statements, April 9, 2025, that could significantly affect the Company’s financial position or profit or loss.