Form 20-F
period 2025-12-31
Vista Energy, S.A.B. de C.V.
filed 2026-04-28
CIK 1762506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM
20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
Commission File Number:
001-
39000
Vista Energy, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Torre Mapfre
243 Paseo de la Reforma Avenue, 18
th
Floor
Colonia Cuauhtémoc, Alcaldía Cuauhtémoc
Mexico City, 06500
Mexico
(Address of principal executive offices)

Alejandro Cherñacov
Torre Mapfre
243 Paseo de la Reforma Avenue, 18
th
Floor
Colonia Cuauhtémoc, Alcaldía Cuauhtémoc
Mexico City, 06500
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
104,299,703 outstanding series A shares, with no par value
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
240.10D-1(b).
☐

PRESENTATION OF INFORMATION

This document comprises the annual report of Vista Energy, S.A.B. de C.V. (“Vista”) on Form 20-F for the year ended December 31, 2025.

References

Unless otherwise indicated or the context otherwise requires, (i) the terms “Vista,” “Company,” “we,” “us,” and “our,” refer to Vista Energy, S.A.B. de C.V., a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and its consolidated subsidiaries, (ii) the term “Issuer” refers to Vista exclusive of its subsidiaries, (iii) the term “Vista Argentina” refers to Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., prior thereto as Vista Oil & Gas Argentina S.A., and prior thereto, as Petrolera Entre Lomas S.A.); (iv) the term “Vista Holding I” refers to Vista Energy Holding I, S.A. de C.V. (formerly known as Vista Oil & Gas Holding I, S.A. de C.V.); (v) the term “Vista Holding II” refers to Vista Energy Holding II, S.A. de C.V. (formerly known as Vista Oil & Gas Holding II, S.A. de C.V.); and (vi) the term “Vista LACH” refers to Vista Energy LACH S.A. (formerly known as Petronas E&P Argentina S.A.). See “Item 4—Information on the Company.”

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

Accounting terms have the definitions set forth under IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

Financial Statements and Information

The consolidated financial statements included in this annual report have been prepared on a historical basis in accordance with IFRS Accounting Standards, as described herein.

We maintain our books and records in U.S. Dollars, which is the presentation currency for our financial statements and also the functional currency of our operations.

The financial information contained, or referred to, in this annual report includes the audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, and the notes thereto (“Audited Financial Statements”).The Audited Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB and are presented in U.S. Dollars.

Presentation of Currencies and Rounding

All references to “$,” “US$,” and “U.S. Dollars” are to U.S. Dollars, the lawful currency of the United States of America, references to “Mexican Pesos” and “Ps.” are to Mexican Pesos, the lawful currency of Mexico and “Argentine Pesos” and “AR$” are to Argentine Pesos, the lawful currency of Argentina. The Audited Financial Statements are presented in U.S. Dollars.

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

Non-IFRS Financial Measures

In this annual report, we present ROACE, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Net Debt and Net Leverage Ratio (in each case, as defined below), which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

We define Adjusted EBITDA as profit for the year, net, plus income tax expense, financial income (expense), net, depreciation, depletion and amortization, income (loss) from investments in associates, impairment of long-lived assets, gain from business combination, gain from asset disposals, restructuring expenses, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets. Effective for periods starting on or after January 1, 2025, the Company has adjusted the definition of Adjusted EBITDA compared to prior annual reports by excluding income (loss) from investments in associates and gain from business combination. We believe that excluding income (loss) from investments in associates provides a more meaningful measure of our core operating performance, as such results are derived from entities over which we do not have control and are accounted for under the equity method. We believe that excluding gain from business combination results in a better representation of the Company’s performance, given that such gain has a non-recurring impact, and excluding it allows our management and investors to better analyze our ongoing performance on a consistent basis from period to period. As income (loss) from investments in associates and gain from business combination were not recognized in prior periods and were first recognized in the year ended December 31, 2025, prior periods have not been recast. We believe that excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets results in a better representation of the Company’s returns following the Conventional Assets Transaction (as defined below), given that profit and losses generated by the Conventional Assets Transaction have a non-recurrent impact only during the duration of the transaction, and excluding them allows our management and investors to better analyze our core operating performance on a consistent basis from period to period. We believe that the nature of the restructuring expenses were such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring expenses and transaction expenses are not normal, recurring operating expenses. We believe that by excluding restructuring expenses and gain from asset disposals, we are able to provide supplemental information for our management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the impairment of long-lived assets was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our management excludes restructuring expenses, gain from business combination and gain from asset disposals, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets, income (loss) from investments in associates and impairment of long-lived assets from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends.

We define Adjusted Net Income as profit for the year, net, plus deferred income tax (expense) benefit, impairment of long-lived assets, changes in fair value of warrants, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and gain from business combination. Effective for periods starting on or after January 1, 2025, the Company has adjusted the definition of Adjusted Net Income compared to prior annual reports by excluding gain from business combination. We believe that excluding gain from business combination results in a better representation of the Company’s performance, given that such gain has a non-recurring impact, and excluding it allows our management and investors to better analyze our ongoing performance on a consistent basis from period to period. As gain from business combination was not recognized in prior periods and was first recognized in the year ended December 31, 2025, prior periods have not been recast. Deferred income tax (expense) benefit was excluded as they relate to recognition of temporary differences between the tax bases of assets and liabilities and the carrying amounts in the financial statement using the liability method. Changes in the fair value of warrants were excluded because they correspond to an adjustment valuation of financial liabilities assumed by the Company. Gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets were excluded because they have a non-recurring impact limited to the duration of the Conventional Assets Transaction, likewise impairment of long-lived assets were excluded from the determination of our adjusted net income because they correspond to an adjustment to the valuation of our long-lived assets. Our management believes that excluding such items will allow investors to facilitate the comparison performance from period to period by removing these identified non-cash items that are mainly driven by external factors and that affect (benefit) the Company’s net income.

We define Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers plus Gain from Exports Increase Program. Effective for periods starting on or after January 1, 2023, the Company has adjusted the definition of Adjusted EBITDA Margin compared to prior annual reports to add Gains from the Exports Increase Program in the denominator, as we believe that this results in a better representation of the Company’s margins given that Gains from the Exports Increase Program are accounted for in Adjusted EBITDA, which is the numerator in the calculation of Adjusted EBITDA Margin, our change making the ratio consistent by having the impact of Gains from the Exports Increase Program both in the numerator and the denominator of Adjusted EBITDA Margin. Given that the Exports Increase Program was established in October 2023, a recast for prior periods was not necessary.

We define Net Debt as current and non-current borrowings minus cash, bank balances and other short-term investments.

We calculate Net Leverage Ratio as Net Debt to Adjusted EBITDA.

We define return on average capital employed (“ROACE”) as Adjusted EBITDA plus depreciation, depletion and amortization, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and gain from business combination, divided by the sum of the average total debt and average total shareholders’ equity. For purposes of this definition, total debt is comprised of current borrowings, non-current borrowings, current lease liabilities and non-current lease liabilities. Effective for periods starting on or after January 1, 2025, the Company has adjusted the definition of ROACE compared to prior annual reports to include gain from business combination in the numerator. We believe that including gain from business combination to the numerator results in a better representation of the Company’s performance, as such gain is recognized in the profit for the year, net and therefore impacts total shareholder´s equity, which is included in the denominator, making the ratio consistent by having the impact both in numerator and denominator. Given that gain from business combination was not recognized in prior periods and was first recognized in the year ended December 31, 2025, prior periods have not been recast. Our management believes ROACE can be a valuable tool to measure the efficiency of the utilization of the capital we employ, whether financed by equity or debt.

We present ROACE, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Net Debt and Net Leverage Ratio because we believe they provide investors with supplemental measures of the financial condition and performance of our core operations that facilitate period to period comparisons on a consistent basis. Our management uses ROACE, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Net Debt and Net Leverage Ratio, among other measures, for internal planning and performance measurement purposes. ROACE, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Net Debt and Net Leverage Ratio are not measures of liquidity or operating performance under IFRS Accounting Standards and should not be construed as alternatives to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS Accounting Standards). ROACE, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net

Income, Net Debt and Net Leverage Ratio, as calculated by us, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of ROACE, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Net Debt and Net Leverage Ratio to the most directly comparable IFRS Accounting Standards financial measure, see “Item 5—Operating and Financial Review and Prospects—Operating Results.”

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

Presentation of Oil and Gas Information

The Company’s Oil and Gas Reserves Information

The information included in this annual report regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2025. The proved reserves estimates are derived from the report dated January 26, 2026, prepared by DeGolyer and MacNaughton (“D&M”), for our concessions located in Argentina and Mexico (“2025 Reserves Report”). The 2025 Reserves Report is included as Exhibit 99.1 to this annual report. D&M is an independent reserves engineering consultant. The 2025 Reserves Report prepared by D&M is based on information provided by us and present an appraisal as of December 31, 2025, of oil and gas reserves located in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Águila Mora, Bandurria Norte, Coirón Amargo Norte, Entre Lomas Río Negro, Entre Lomas Neuquén, Charco del Palenque, Jarilla Quemada, Jagüel de los Machos, 25 de Mayo–Medanito SE, Acambuco and La Amarga Chica concessions in Argentina, and of our oil and gas reserves located in the CS-01 concession in Mexico.

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

Certain Definitions

“ADR” means American Depositary Receipt.

“ADS” means American Depositary Share.

“Argentine Antitrust Authorities” means the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia) the Argentine Secretariat of Commerce (Secretaría de Comercio) and other antitrust authorities in Argentina.

“Argentine Constitution” means the Argentine National Constitution (Constitución Nacional de la República Argentina).

“Argentine Executive Branch” means the Argentine federal executive branch.

“Argentine General Corporations Law” means the Argentine General Corporations Law No. 19,550 (Ley General de Sociedades), as amended from time to time.

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

“Bajo del Toro Asset Purchase Agreement” means the asset purchase agreement relating to the 50% non-operated interest in the Bajo del Toro block, entered into on February 1, 2026, by and among Vista, Vista Argentina and Equinor Argentina B.V.

“BCRA” means the Argentine Central Bank (Banco Central de la República Argentina).

“Btu” means British thermal units.

“CAMMESA” means Compañía Administradora del Mercado Mayorista Eléctrico S.A., the Argentine wholesale electricity market administrator.

“CAT Concessions” means, collectively, the CAT Exploitation Concessions and the CAT Transportation Concessions.

“CAT Exploitation Concessions” means the following exploitation concessions in the Neuquina Basin in Argentina operated by Tango effective March 1, 2023: Entre Lomas Neuquén, Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo–Medanito SE.

“CAT Transportation Concessions” means the Entre Lomas gas transportation concession, the Jarilla Quemada gas transportation concession, and the 25 de Mayo–Medanito crude oil transportation concession, each operated by Tango effective March 1, 2023.

“CFE” means the Mexican Federal Electricity Commission (Comisión Federal de Electricidad).

“Chevron” means Chevron Argentina S.R.L.

“CNA” means the Mexican National Antitrust Commission (Comisión Nacional Antimonopolio).

“CNBV” means the Mexican Comisión Nacional Bancaria y de Valores.

“CNE” means the Mexican National Energy Commission (Comisión Nacional de Energía).

“CNH” means the former Mexican National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos).

“CNV” means the Argentine Comisión Nacional de Valores.

“COFECE” means the now dissolved Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica).

“ConocoPhillips” means ConocoPhillips Petroleum Holdings B.V.

“Conventional Assets Transaction” means the two-phase transaction announced on February 23, 2023, between Vista Argentina and Tango, pursuant to which Tango became the operator of the CAT Exploitation Concessions effective March 1, 2023, as further described herein.

“Corporate Reorganization” means the merger pursuant to which Aleph Midstream, Vista Holding VII S.A.U. and AFBN were absorbed by and merged into Vista Argentina as the surviving entity, effective January 1, 2025.

“CRE” means the former Mexican Energy Regulatory Commission (Comisión Reguladora de Energía).

“D&M” means DeGolyer and MacNaughton.

“E&P” means exploration and production.

“EIA” means the United States Energy Information Administration.

“Energy Reform 2025” means the reform of the Mexican energy sector enacted on March 18, 2025, pursuant to which several new laws were issued and various existing laws were amended, as further described herein.

“Equinor Acquisitions” means, collectively, (i) the acquisition of 100% of the capital stock of Equinor Argentina S.A.U. and (ii) the acquisition of 50% of the non-operating working interest in the Bajo del Toro Norte block, each pursuant to the Equinor Transaction.

“Equinor Argentina Share Purchase Agreement” means the share purchase agreement relating to the shares of Equinor Argentina S.A.U., entered into on February 1, 2026, by and among Vista, Vista Argentina and Equinor Argentina A.S.

“Equinor Assignments” means, collectively, (i) the sale to YPF of 16.3% of the capital stock of Equinor Argentina S.A.U. and (ii) the assignment to YPF of a 15.0% working interest over Bajo del Toro, each pursuant to the Equinor Transaction.

“Equinor Transaction Assets” means 83.7% of the shares representing the capital stock of Equinor Argentina S.A.U. (which confer an indirect non-operated interest of 25.1% in the Bandurria Sur concession) and a 35.0% non-operated interest in the Bajo del Toro block.

“Equinor Transaction” means the series of agreements entered into on February 1, 2026, by Vista and Vista Argentina to acquire a 25.1% non-operated working interest in the Bandurria Sur block and a 35.0% non-operated working interest in the Bajo del Toro block, as further described herein.

“ESG” means Environmental, Social and Governance.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Executive Team” means the Company’s management team that is comprised of Miguel Galuccio, Pablo Vera Pinto, Juan Garoby, Alejandro Cherñacov and Matías Weissel.

“Exports Increase Program” means the regime set forth by means of Decree (DNU) 28/2023, which was eliminated on April 11, 2025.

“Extended Facilities Program” means the 10-year agreement approved by Decree No. 179/2025 of the Argentine Executive Branch on March 11, 2025, to be entered into with the IMF, primarily for the purpose of refinancing liabilities under the IMF Agreement.

“Farm-out Agreements” means, collectively, Farm-out Agreement I and Farm-out Agreement II, each entered into between Vista Argentina and Trafigura for the joint development of pads at Bajada del Palo Oeste.

“G&P” means Gas y Petróleo del Neuquén S.A.

“GHG emissions” means greenhouse gas emissions. Scope 1 emissions are direct emissions from sources controlled by the Company within the organizational boundaries of reporting, and include combustion, flaring, venting, and fugitive sources. Scope 2 emissions are indirect emissions from energy used by Vista but produced by a third party, and may include imported electricity, steam, and heat.

“IASB” means the International Accounting Standards Board.

“IMF Agreement” means the 30-month agreement approved by the Argentine government on March 17, 2022, with the IMF to refinance US$44.0 billion of debt, comprising ten quarterly reviews over a two-and-a-half-year period.

“IMF” means the International Monetary Fund.

“INDEC” means the Argentine National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos).

“IOGP” means the International Association of Oil and Gas Producers.

“IPIECA” means the global oil and gas industry association for environmental and social issues.

“JOA” means the Joint Operating Agreement entered into on September 24, 2019, between Vista LACH’s predecessor and YPF, establishing the terms and conditions for the development of the La Amarga Chica block.

“JV Agreement” means the joint venture agreement entered into on December 10, 2014, between YPF and Vista LACH’s predecessor for the exploration, evaluation, development and exploitation of hydrocarbons in the La Amarga Chica unconventional exploitation concession.

“La Amarga Chica Acquisition” refers to the acquisition by Vista Argentina and Vista of 100% of Vista LACH’s capital stock.

“La Amarga Chica” means La Amarga Chica concession, located in the Vaca Muerta shale play.

“Labor Reform” means Argentine Law No. 27,802, enacted on March 6, 2026, introducing amendments to the legal framework governing strikes, direct action measures and collective bargaining, among other labor-related matters.

“Ley de Bases” means the Argentine Law No. 27,742 (Ley de Bases y Puntos de Partida para la Libertad de los Argentinos).

“LNG” means liquefied natural gas.

“LPG” means liquefied petroleum gas (includes butane and propane).

“Mexican Constitution” means the Mexican Political Constitution (Constitución Política de los Estados Unidos Mexicanos).

“Mexican Executive Branch” means the Mexican federal executive branch.

“Mexican Hydrocarbons Sector Law” means Mexico’s Hydrocarbons Sector Law (Ley del Sector Hidrocarburos), as amended from time to time.

“Mexican Judicial Reform” means the constitutional reform published in the Mexican Federal Official Gazette on September 15, 2024, introducing changes to Mexico’s judicial system, including the popular election of judges, magistrates, and Supreme Court justices.

“MMBtu” means million British thermal units.

“NBS” means nature-based solutions.

“NGL” means natural gas liquids, including butane and propane (LPG).

“Oldelval” means Oleoductos del Valle S.A., the operator of the key crude oil pipeline system connecting the Neuquina Basin to Puerto Rosales near Bahía Blanca.

“OPEC” means Organization of Petroleum Exporting Countries.

“Pampa” means Pampa Energía S.A.

“Pan American Sur” means Pan American Sur S.A.

“Pemex” means the Mexico’s national oil company (Petróleos Mexicanos).

“PEPASA Acquirers” means Vista and Vista Argentina, as purchasers under the PEPASA Sale and Purchase Agreement.

“PEPASA Sale and Purchase Agreement” means the sale and purchase agreement entered into on April 15, 2025, between the PEPASA Acquirers and the PEPASA Sellers for the acquisition of 100% of Vista LACH’s capital stock.

“PEPASA Sellers” means Petronas Carigali Canada B.V. and Petronas Carigali International E&P B.V., as sellers under the PEPASA Sale and Purchase Agreement.

“Plan GasAr” means the Argentine Plan for the Promotion of Natural Gas Production – Supply and Demand Scheme 2020-2024, implemented by Decree No. 892/2020 (as amended by Decree No. 730/2022 and Resolution No. 606/2025 of the SdE) and extended until 2028.

“Plan” means the Long-Term Incentive Plan adopted by Vista’s shareholders on March 22, 2018, for the purpose of attracting and retaining officers, directors, employees and consultants through grants of Restricted Stock, Stock Options and Performance Restricted Stock.

“Pluspetrol” means Pluspetrol S.A.

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

“RIGI” means Argentina’s Incentive for Large Investments Framework (Régimen de Incentivo para Grandes Inversiones), established by the Ley de Bases and regulated by Decree No. 749/2024.

“RNV” means the Mexican National Securities Registry (Registro Nacional de Valores).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SENER” means Secretaría de Energía, or Energy Secretariat, in Mexico.

“Shell Argentina” means Shell Argentina S.A.

“SOX” means the Sarbanes-Oxley Act of 2002.

“Tango” means Tango Energy S.A. (formerly known as Petrolera Aconcagua Energía S.A.).

“Tecpetrol” means Tecpetrol S.A.

“TGN” means Transportadora de Gas del Norte S.A., an Argentine natural gas pipeline operator.

“TGS” means Transportadora de Gas del Sur S.A., an Argentine natural gas pipeline operator.

“Trade Framework” means the Agreement on Reciprocal Trade and Investment signed on February 5, 2026, between Argentina and the United States, a bilateral trade and investment framework intended to reduce tariff and non-tariff barriers and expand investment between both countries.

“Trafigura Agreement” means the agreement entered into on December 16, 2024, between Vista Argentina and Trafigura, effective January 1, 2025, pursuant to which Vista Argentina assumed Trafigura’s interest in the Farm-out Agreements.

“Trafigura” means Trafigura Argentina S.A.

“TRIR” means total recordable injury rate, calculated as the number of recordable incidents multiplied by 1,000,000 divided by total number of hours worked.

“UN” means United Nations.

“VEISA” means Vista Energy International S.A., a wholly-owned subsidiary of Vista incorporated and domiciled in Uruguay, dedicated to the commercialization of crude oil volumes in international markets.

“Vista Argentina” means Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., prior thereto as Vista Oil & Gas Argentina S.A., and prior thereto, as Petrolera Entre Lomas S.A.).

“Vista Holding I” means Vista Energy Holding I, S.A. de C.V. (formerly known as Vista Oil & Gas Holding I, S.A. de C.V.).

“Vista Holding II” means Vista Energy Holding II, S.A. de C.V. (formerly known as Vista Oil & Gas Holding II, S.A. de C.V.).

“Vista LACH” means Vista Energy LACH S.A. (formerly known as Petronas E&P Argentina S.A.).

“VMOC” means Vaca Muerta Oleoducto Centro, a crude oil pipeline with a maximum transportation capacity of approximately 49,000 bbl/d.

“VMON” means the Vaca Muerta Norte pipeline, connecting Loma Campana to Puesto Hernández and the Trasandino pipeline, with a capacity of 157,000 bbl/d.

“VMOS Project” means the Vaca Muerta Oleoducto Sur crude oil export pipeline project, consisting of a new pipeline from Allen to Punta Colorada in the Province of Río Negro, storage facilities, and a new deep-water port, with an estimated initial capacity of 550,000 bbl/d, expected to be completed by mid-2027.

“VMOS Shareholders” means the shareholders of VMOS, including Vista Argentina, YPF, Pampa, Pan American Sur, Pluspetrol, Chevron (through two subsidiaries), Shell Argentina (through two subsidiaries), Tecpetrol and Gas y Petróleo del Neuquén S.A.

“VMOS” means VMOS S.A., the company formed by Vista Argentina, YPF, Pampa, Pan American Sur and other shareholders for the purpose of developing the VMOS Project.

“YPF” means YPF S.A.

Measurements, Oil and Natural Gas Terms and Other Data

In this annual report, we use the following measurements:

•	“Bcf” means one billion cubic feet;

•	“bbl,” “bo,” or “barrel of oil” means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;

•	“boe” means one barrel of oil equivalent, which equals approximately 158.9873 cubic meters of natural gas and 5,614.5841 cubic feet of natural gas;

•	“Bn,” when used before bbl, bo, boe or cf, means one billion bbl, bo, boe or cf, respectively;

•	“cf” means one cubic foot;

•	“cm” means one cubic meter;

•	“CH4” means methane;

•	“CO2” means carbon dioxide;

•	“CO2e” means carbon dioxide equivalent;

•	“ha” means one hectare, which equals approximately 2.47 acres;

•	“kgCO2e/boe” means kilograms of carbon dioxide equivalent per barrel of oil equivalent;

•	“km” means one kilometer, which equals approximately 0.621371 miles;

•	“km2” means one square kilometer, which equals approximately 247.1 acres;

•	“m” or “meter” means one meter, which equals approximately 3.28084 feet;

•	“M,” when used before bbl, bo, boe or cf, means one thousand bbl, bo, boe or cf, respectively;

•	“m3” means one cubic meter;

•	“MM,” when used before bbl, bo, boe or cf, means one million bbl, bo, boe or cf, respectively;

•	“N2O” means nitrous oxide;

•	“T,” when used before bbl, bo, boe or cf, means one trillion bbl, bo, boe or cf, respectively;

•	“Tn” means a metric ton, and

•	“/d,” or “pd” when used after bbl, bo, boe or cf, means per day.

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

The words such as “believes,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future,” “may,” “could,” “would,” “likely” or similar expressions are included with the intention of identifying statements about the future. We have based these forward-looking statements on numerous assumptions, including our current beliefs, expectations and projections about present and future events and financial trends affecting our business. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	uncertainties relating to future government concessions and exploration permits;

•	adverse outcomes in litigation that may arise in the future;

•	general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we may operate in the future;

•	the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the current government in Argentina;

•	significant economic or political developments in Mexico, Argentina and the United States;

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

•	fines or other penalties and claims by the authorities and/or customers;

•	restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad;

•	the imposition of import restrictions on goods that are key for the maintenance of our assets;

•	the revocation or amendment of our respective concession agreements by the granting authority;

•	our ability to renew certain hydrocarbon exploitation concessions;

•	our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms;

•	government intervention, including measures that result in changes to the Argentine and Mexican labor markets, exchange markets or tax systems;

•	continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation and/or appreciation of the Mexican Peso or Argentine Peso;

•	any force majeure events, or fluctuations or reductions in the value of Argentine public debt;

•	changes to the demand for oil and gas in particular, and energy in general, both in Argentina and globally;

•	the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures;

•	environmental, health and safety regulations and industry standards that are becoming more stringent;

•	energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages;

•	our relationship with our employees and our ability to retain key members of our senior management and key technical employees;

•	the ability of our directors and officers to identify an adequate number of potential acquisition opportunities;

•	our expectations with respect to the performance of our recently acquired businesses, including Vista LACH;

•	our expectations for future production, costs and crude oil prices used in our projections;

•	changes to our capital expenditure plans;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves, and changes to our previous reserves estimates;

•	increased market competition in the energy sectors in Argentina and Mexico;

•	potential regulatory changes and modifications to free trade agreements driven by evolving U.S. trade policies and political developments in Argentina, Mexico or other Latin American countries;

•	climate change and severe weather events;

•	any potential adverse effects that may arise in connection with any prospective mergers, acquisitions, divestitures, or other corporate reorganizations;

•	adverse global macroeconomic environments, including trade wars, high inflation, a global recession, and increasing market volatility, especially in relation to commodities prices; and

•

ongoing and potential geopolitical conflicts, including, among others, those involving Russia and Ukraine; the United States, Israel, Hamas, Iran and several countries in the Middle East; and tensions between China and Taiwan.

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

Risks Related to Our Business and Industry:

As an oil and gas company, our business and industry is subject to particular risks, such as exploration, drilling, completion, production, equipment and resources, gathering, treatment and transportation risks; risks related to natural hazards, weather conditions, and mechanical difficulties; fluctuations and regulation of international and domestic oil prices; the availability of financial resources for our business plan and its corresponding costs; inflation; government regulation; and contractions in demand of crude oil and natural gas or any of their by-products. Additional risks exist in light of the conflict between Russia and Ukraine and the conflicts involving the United States, Israel, Iran and other Middle East countries, including the de facto closure of the Strait of Hormuz, and the associated economic and trade sanctions and restrictions that have been imposed or may be imposed in the future as a result of such conflicts or others. Additionally, changes in U.S. trade and other policies under the Trump administration may adversely impact our business, financial condition, and results of operations. Recent escalations in tensions between Venezuela and the United States, as well as political and institutional uncertainty in Venezuela, could also affect crude oil supply, quality differentials, and trade flows, generating volatility in prices, logistics costs, and insurance costs. Also, as a company which primarily operates in Argentina and Mexico, our business may be affected by changes in those markets.

Our business operations require significant and long-term capital investments and maintenance costs. Our liquidity, business activities, profitability and ability to compete in the market may be adversely affected if we are not able to acquire and correctly use necessary new technologies in connection with future drilling projects, obtaining financing for such projects, obtain and/or maintain partners to develop our business activities.

The enhanced focus on climate change and the transition to lower carbon energy sources on the part of the international community, governments, and investors is driving structural changes in energy demand, including increased use of renewable energy and alternative technologies. This energy transition could significantly impact our industry and business, potentially resulting in reduced demand for the oil and natural gas we produce, increased operating and compliance costs, changes in market conditions affecting our investment plans, and reputational risks associated with our business activities. If we fail to meet the pace and extent of society’s changing demands for lower carbon energy as the energy transition unfolds, our business, financial condition and results of operations could be adversely affected. In addition, evolving regulatory frameworks, including potential carbon pricing mechanisms and the introduction of more stringent emissions-related regulatory requirements, as well as shifting investor and market expectations, could affect our access to capital, increase our cost of financing, operating costs and capital expenditures, and further expose us to reputational risks. Furthermore, adverse climate conditions, including changes in precipitation patterns and water availability, may adversely affect our results of operations and our ability to conduct drilling activities. Additionally, adverse climate conditions could negatively impact the Argentine economy, which could in turn affect our results of operations.

Risks Related to our Company:

Most of our producing properties and total estimated proved reserves are geographically concentrated in Argentina. The results of our planned development programs in new or emerging shale development areas and formations may be subject to more uncertainties than programs in more established areas and formations. As such, we may fail to fully identify problems with any properties we acquire, and as such, assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities. We may not be able to acquire, develop or exploit new reserves, which could decrease the volume of our reserves over time and could, in turn, adversely affect our financial condition and our results of operations. We also may be subject to unknown or contingent liabilities related to our recent and future acquisitions, including the La Amarga Chica Acquisition and the Equinor Transaction. With respect to the Equinor Transaction, we cannot assure that the Equinor Asset Sellers or the companies acquired will fully perform their obligations, that the Equinor Transaction Assets will perform as expected, or that we will be able to successfully integrate the operations of the Equinor Transaction Assets with our own operations. We may also be unable to satisfy our payment obligations in connection with the La Amarga Chica Acquisition.

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

Risks Related to the Argentine and Mexican Economic and Regulatory Environments:

Investors may be faced with risks inherent to investing in a company operating in stand-alone and emerging markets, such as Argentina and Mexico. Some of these risks may include, among others, the economic and political conditions in Argentina and Mexico, Argentina’s ability to obtain financing from international markets, changing regulation in the countries in which we operate, direct and indirect restrictions on imports and exports under Argentine law, current or potential Argentine exchange controls, the imposition of export duties and other taxes, inflation, significant fluctuations in the value of the Argentine Peso, criminal activity in Mexico, and joint and several tax liability. Recent reforms and amendments to Mexican laws and regulations, including the Energy Reform 2025, may adversely affect our operations if applicable to our activities. The Argentine Labor Reform (Law No. 27,802)

introduced significant changes to the employment framework, including mandatory minimum service levels for strikes and amendments to the collective bargaining regime, which may result in renegotiations of existing collective bargaining terms on conditions that could be less favorable to us. Additionally, the implementation of a pre-closing antitrust review system in Argentina, effective November 2026, could materially affect the timeline and feasibility of future mergers or acquisitions. We are also subject to risks related to the approval of Mexican entities with respect to the relinquishment of our asset in Mexico (block CS-01).

Risks Related to our series A shares and the ADSs:

The series A shares and ADSs are traded in more than one market, and this may result in price variations. Dividend distributions to holders of our series A shares will be made in Mexican Pesos.

Also, if securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, the price and trading volume of our series A shares and the ADSs could decline.

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

Most of our revenues are derived from sales from oil and natural gas. During the year ended December 31, 2025, 61% of our oil sales volumes were exported, and we expect to continue exporting a substantial portion of our volumes in the future. We are, therefore, exposed to pricing risk in both the international and the Argentine domestic markets, especially the Argentine domestic market.

International and domestic oil and gas prices have fluctuated significantly in recent years and are likely to continue fluctuating in the future. Factors affecting international crude oil prices include: political developments in crude oil producing regions, particularly in the Middle East, the ongoing conflicts between Russia and Ukraine; the United States, Israel, and several other countries in the Middle East; tensions between China and Taiwan; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producing nations to set and maintain crude oil production levels and prices; sanctions regimes and price caps affecting major oil exporters; macroeconomic conditions, including inflation and GDP growth; global and regional supply and demand for crude oil, gas and related products; investment in new projects to add new oil production volumes to the market; global supply chain disruptions, and shipping bottlenecks; competition from other energy sources and the energy transition toward renewable alternatives, domestic and foreign government regulations, trade conflicts, weather conditions; the effects of a pandemic, including lockdown restrictions imposed by governments; and global and local conflicts, war, or acts of terrorism. We cannot predict how these factors will influence the prices of oil and related oil products, and we have no control over them. Price volatility curtails the ability of industry participants to adopt certain long-term investment decisions given that returns on investments become unpredictable.

Secondly, the domestic crude oil price has fluctuated in the past in Argentina not only due to international prices and the risks outlined above, but also due to local taxation, regulations affecting commercialization in the domestic and export markets in connection with crude and refined hydrocarbons, macroeconomic conditions, the impact of a pandemic on general economic activity and therefore crude oil demand and refining margins. The domestic crude oil price is also subject to local price limitations imposed by the Argentine government. During 2023, the average annual Brent crude oil price stood at US$82.3/bbl, and our average realization price was US$66.7/bbl, 19% below the average annual Brent crude oil price and 7% below export parity for Medanito oil price, which stood at US$72.0/bbl. During 2024, the difference between our average realized price and export parity for Medanito oil narrowed to 2%. Subsequently, in 2025, this difference was reduced to zero. However, we cannot guarantee that this gap will not widen in the future. A sustained decrease in oil prices could materially and adversely affect our business, financial condition and results of operations.

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

The administration of U.S. President Donald Trump has introduced significant changes in trade and regulatory policies, including tariffs, trade restrictions, and enforcement measures that could affect cross-border commerce and foreign business operations. In 2025, President Trump signed a series of executive orders imposing various reciprocal tariffs, and other governments have imposed and may continue to impose retaliatory tariffs, trade restrictions or other trade barriers. While the entry into force of these tariffs has been delayed or reduced after being adopted, and certain energy products (such as crude oil) have been exempted as of the date of this annual report, certain refined petroleum products, drilling-equipment components, and steel inputs for pipelines have been partially affected by the new tariff regime.

In addition, in 2026, the Trump administration has further escalated its trade measures, including the imposition of additional sector-specific tariffs targeting steel and aluminum derivatives, industrial equipment, machinery inputs and industrial chemicals. These measures have contributed to increased input costs, supply chain disruptions, and heightened uncertainty for companies operating in capital-intensive industries. The long-term effect of these measures on global economic growth and trade remains uncertain, and could disrupt global trade flows, and increase operational costs for companies reliant on international supply chains.

On February 5, 2026, Argentina and the United States signed the Agreement on Reciprocal Trade and Investment (the “Trade Framework”), a bilateral trade and investment framework intended to reduce tariff and non-tariff barriers and expand investment between both countries. Although the Trade Framework is expected to facilitate increased trade between both countries, its implementation, scope, and interaction with existing or future tariff and trade measures remain subject to regulatory developments and policy decisions, and it is not possible to predict what impact, if any, the Trade Framework might have on our revenues or how it could affect our business, financial condition, and results of operations.

As an oil and gas company operating in Argentina, we are subject to import regulations, supply chain dependencies, and cross-border energy trade policies that could be affected by U.S. government actions. Although the Trade Framework has been executed, its implementation, scope and interaction with existing or future tariff and trade measures remain subject to regulatory developments and policy decisions. Any tariff increases, trade restrictions, or enforcement measures targeting the energy sector could increase costs, limit access to critical infrastructure and materials, and disrupt operational continuity.

Given the expanding scope of trade restrictions and the uncertainty surrounding future policies of the Trump administration, including the manner in which the Trade Framework will be implemented or potentially amended, we can provide no assurances regarding the full extent of any potential impact on our operations. To the extent that changes in the political or regulatory environment due to the imposition of tariffs or other measures negatively impact us or the markets in which we operate, our business, financial condition, and results of operations could be materially and adversely affected.

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

Crude oil is a global commodity and, as such, its price is determined, among other factors, by physical supply and demand. As a crude oil producer, we are exposed to fluctuations in crude oil prices, which have experienced significant volatility in recent years due to various factors, including the COVID-19 pandemic, geopolitical conflicts, OPEC+ production and pricing decisions, and macroeconomic conditions. For example, Brent crude oil prices ranged from below US$20/bbl during the early stages of the COVID-19 pandemic in 2020 to over US$120/bbl in 2022 following Russia’s invasion of Ukraine, before moderating to levels between US$72/bbl and US$97/bbl through 2023, between US$69/bbl and US$91/bbl through 2024, and between US$60/bbl and US$82/bbl through 2025.

Currently, oil markets are in turmoil due to the ongoing conflict in the Middle East and, in particular, the de facto closure of the Strait of Hormuz. However, if the conflict were to end, we expect oil prices to recede (see “—Conflicts in the Middle East could have a material adverse effect on our business, financial condition and results of operations”). In such a scenario, several ongoing projects under development in different countries, such as Brazil, Guyana and the United States, could potentially add supply volumes to the market that, in the aggregate, could be greater than the short-term growth in crude oil demand, leading to excess supply. In such a case, crude oil prices could fall substantially, which could negatively impact our revenues, and materially affect our business, financial condition and results of operations.

In addition, OPEC+ countries have, according to their own reports, voluntarily curtailed oil production, and therefore potentially have the ability to increase supply in the short term. If the OPEC+ countries, as a group or individually, were to unwind such curtailments at a fast pace compared to the increase in short-term oil demand, this could result in excess supply, leading to significant declines in crude oil prices compared to current levels, which could in turn negatively impact our revenues, and materially affect our business, financial condition and results of operations.

The conflict involving Russia and Ukraine, and the associated new, additional, and/or enhanced economic and trade sanctions and restrictions that have been imposed by various countries, could have a material adverse effect on our business, financial condition and results of operations.

The conflict involving Russia and Ukraine has had, and will likely continue to have, significant international economic effects, including increased inflation, global supply chains problems, market volatility, as well as an impact on commodity prices. The conflict and its effects could exacerbate the current slowdown in the global economy, have a negative impact on commerce, and adversely affect the ability of some of our customers exposed to the Russian and/or Ukrainian market to pay for our products.

In addition, the conflict has resulted in the imposition of economic and trade sanctions and restrictions targeting Russia and certain Russian economic sectors and companies by the United States, the European Union, the United Kingdom and other relevant countries. The severity of these sanctions could worsen and contribute to shortages of raw materials and commodities, including crude oil transportation services by ship, which in turn could lead to higher levels of inflation and disruptions in the global supply chain, which could especially affect the energy sector, and could create supply chain difficulties in local markets.

While certain global media sources are reporting a possible negotiation for a ceasefire in Ukraine, due to the uncertainties inherent in the scale, duration and development of this conflict as well as its direct and indirect effects, it is not possible to reasonably estimate the impact this conflict will have on the global economy and financial markets, the economies of the countries in which we operate and, consequently, in our business, financial condition and results of operations.

Conflicts in the Middle East could have a material adverse effect on our business, financial condition and results of operations.

Historically, the Middle East region has been the scene of numerous armed conflicts, political tensions, and territorial disputes that have created an environment of long-term instability. Factors such as religious and geopolitical rivalries, as well as competition for strategic resources such as oil and gas, have contributed to the persistence of conflict situations. This instability has had large-scale repercussions, affecting global markets, international supply chains, and the economic security of countries and companies with interests in the region. The volatility inherent in the Middle East poses a constant risk to the global economy, as any escalation can trigger adverse effects on commodity prices, investor confidence, and international financial stability.

Since October 2023, the conflict in the Middle East has escalated significantly, and its duration, impact, and development remain unpredictable. More recently, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, targeting strategic sites in Tehran and other locations, including senior Iranian leadership. In response, Iran has carried out attacks against Israeli territory and U.S. military bases in the Gulf, and the conflict has now involved strikes on U.S. diplomatic posts in the region and retaliatory actions against allied nations. The hostilities have increasingly taken on a regional dimension, with incidents and military actions reported across several other countries in the Middle East, heightening the risk of broader geopolitical escalation. The de facto closure of the Strait of Hormuz, a critical global energy transit route, has significantly disrupted maritime traffic, affecting more than 15% of global crude oil production and materially increasing oil prices: in March 2026, Brent averaged US$99.6/bbl, compared to US$69.3/bbl in February.

In addition, events of internal instability, including large-scale social protests and civil unrest, in key countries in the region could intensify volatility and cause further disruptions to supply chains, logistics, and the security of other energy routes, such as the Red Sea, with adverse effects on commodity prices, insurance premiums, the availability of critical services, and access to financing. Furthermore, the conflict has been accompanied by an increase in cyber operations and cyberattacks attributed to state-linked or affiliated actors targeting governmental, financial and energy infrastructure in the region and elsewhere, which may create additional risks for global markets and companies operating in the energy sector.

Global financial markets have reacted to the escalation, with stock indices in major regions sliding amid concerns of broader economic impact, including the potential for a global increase in interest rates and, eventually, a global recession, which could negatively impact demand for energy and energy prices.

Such conflicts and tensions in the Middle East have created, and could lead to, further disruptions in markets, including significant volatility in commodities, credit availability, and financial markets in general. Due to the uncertainties inherent in the scale and duration of these events, and their direct and indirect effects, it is not reasonably possible to estimate the impact they could have on our business.

Recent escalations in tensions between Venezuela and the United States could affect us.

Political, economic, and geopolitical developments in Venezuela, including changes in sanctions and licenses applicable to the hydrocarbon sector, could alter crude oil supply, quality differentials, and trade flows, generating volatility in prices, logistics costs, and insurance costs.

The capture and detention of President Nicolás Maduro led to a period of acute political and institutional uncertainty in Venezuela, with immediate effects on administrative continuity, the applicable regulatory framework, exchange rate and control policies, and the fulfillment of contracts and concessions, particularly in strategic sectors such as hydrocarbons, energy, and infrastructure. According to international press reports, the situation continues to evolve, and the scope of its regulatory and operational effects remains uncertain.

On the other hand, a substantial improvement in political, regulatory, or market conditions that facilitates the reconstruction and expansion of Venezuela’s oil industry could lead to a material increase in the global supply of crude oil and derivatives in the medium or long term, putting downward pressure on international prices. A scenario of operational normalization, lifting or relaxation of trade and capital access restrictions, and/or new investment in E&P in Venezuela could accelerate the recovery of exportable volumes from that country. The magnitude, scope, and timing of any recovery in Venezuela’s oil supply are uncertain and beyond our control, so we cannot guarantee that the market will absorb an eventual increase in supply without impacts on the industry or on our operating and financial results.

These changes could adversely affect our markets, prices, margins, and access to counterparties and services, with impacts that we cannot predict or control. Additionally, regulatory and macroeconomic uncertainty in Venezuela, as well as potential regional tensions, could increase the volatility of crude oil prices, increase risk premiums, financing costs, and compliance burdens, which could materially and adversely affect our operations, results, and financial condition.

Our business requires significant and long-term capital investments and maintenance cost.

The oil and gas industry is a capital-intensive industry. We make and expect to continue to make substantial capital expenditures related to development and acquisition of oil and gas resources and in order to maintain or increase the amount of our hydrocarbon reserves and production.

We have funded, and we expect that we will continue to fund, our capital expenditures with cash generated by existing operations, debt, equity issuances and our available cash. However, under certain scenarios (e.g., in substantially lower realized oil price scenarios compared to average realized oil prices prevailing as of the second semester of 2025), our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. We cannot guarantee that we will be able to maintain our current production levels, generate sufficient cash flow to pay for operating expenditures and service our financial debt, or that we will have access to sufficient borrowing or other financing alternatives to continue our exploration, exploitation and production activities at current or higher levels.

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

We may not be able to identify commercially exploitable reservoirs or implement our capital investment program to complete or produce more oil and gas reserves, and the wells we plan to drill may not result in the discovery or production of oil or natural gas. If we are unable to replace our production with new reserves, or acquire new reserves, our reserves will decline and our financial condition, results of operations, cash flow and market value of our series A shares or ADSs could be negatively affected.

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

As a result, reserve estimates could be materially different from the amounts that are ultimately extracted, and if such amounts are significantly lower than the initial reserves estimates it could result in a material adverse effect on our financial performance, including our ability to service financial debt obligations, operating results and the market value of our series A shares or ADSs. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina” and the 2025 Reserves Report attached hereto as Exhibit 99.1.

Our business operations rely heavily on our production facilities.

A material portion of our revenues depends on our oil and gas facilities, which are key to producing, transporting, treating and injecting oil and gas into transportation infrastructure for sale. In order to execute our strategic plan and meet our targets, we need to expand our capacity to transport, treat and inject our oil and gas production, as well as our water production. If we are not able to execute these expansion projects, our growth plan could be affected.

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

Our capacity to exploit our hydrocarbon reserves largely depends upon the availability of midstream infrastructure on commercially acceptable terms to transport the produced hydrocarbons from our oilfields to the markets in which they are sold. Typically, oil is transported by pipelines to refineries, while natural gas is usually treated, compressed and transported by pipeline to customers. The lack of oil transportation, storage or loading infrastructure, as well as the lack of vessels for maritime oil transportation, may adversely affect our financial condition and results of operations. The lack of gas treatment, compression or transportation infrastructure may also adversely affect our financial condition and results of operations.

In particular, most of our crude oil production is transported from the Neuquina Basin through the Oldelval pipeline system to the south of the Province of Buenos Aires, from where it is sent to refineries or port facilities at Puerto Rosales or Puerto Galván for exports. On the other hand, part of our oil is transported to Chile through VMON and the Trasandino pipeline.

Furthermore, VMOS (as defined below) plans to construct a new pipeline with an initial transportation capacity of 550 Mbbl/d from Vaca Muerta to a new export terminal with storage capacity at Punta Colorada, Province of Río Negro, which is anticipated to become operational in 2027. Vista Argentina holds a minority equity interest in VMOS and has secured firm transportation, storage, and dispatch capacity in the VMOS Project for 50,000 bbl/d. The estimated total investment required for the VMOS Project is approximately US$3 billion, which is expected to be financed through capital contributions from the VMOS Shareholders and approximately US$2 billion of third-party financing, which has been secured by VMOS.

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

Additionally, if oil midstream expansion projects are delayed or canceled, a potential lack of transportation capacity could constrain our production growth, affect our ability to meet targets, and negatively impact our future financial performance, including our ability to service financial debt obligations and the market value of our series A shares or ADSs.

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

Our operations are substantially dependent upon the availability of water and our ability to dispose of produced water gathered from drilling and production activities. Changes in hydrological patterns associated with climate change may affect water availability over time. Restrictions on our ability to obtain water or dispose of produced water may have a material adverse effect on our financial condition, results of operations and cash flows.

Water is an essential component of unconventional drilling, completion and hydrocarbon production. In the regions where we operate, including Vaca Muerta, water sources are limited and subject to variability over time. Limitations or restrictions on our ability to secure sufficient amounts of water, including those resulting from regulatory requirements or natural causes such as drought, could materially and adversely impact our operations. Severe drought conditions could potentially result in local water districts taking steps to restrict the use of water in their jurisdiction for drilling and hydraulic stimulation in order to protect the local water supply. If we are unable to obtain water to use in our operations from local sources, it may need to be obtained from new sources and transported to drilling sites, or other facilities, resulting in increased costs, which could have an adverse impact on our financial condition and cash flows. Additionally, if we were unable to obtain water from any sources, we might be forced to halt our drilling and completion activities, which could have a material adverse effect on our growth prospects, financial condition, results of operations and cash flows.

Our operations may pose risks to the environment.

Some of our operations are subject to environmental risks which could materialize unexpectedly and could have a material adverse impact on our financial condition and results of operations, including our ability to service financial debt. These include the risk of leaks or spills of hydrocarbons, contamination of soil or water sources, fire and explosions, damages to infrastructure or the general population. There can be no assurance that future environmental issues will not result in cost increases, civil liability or administrative action, which could lead to a material adverse effect on our financial condition, results of operations, reputation and social license to operate.

Any climate change legislation or regulations restricting GHG emissions, including the introduction of carbon pricing mechanisms, could result in increased operating costs and capital expenditures.

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap-and-trade regimes. More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives, compliance costs and operational restrictions, and/or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs and capital expenditures. We expect that a growing share of our GHG emissions could be subject to regulation, resulting in increased compliance costs, capital requirements and operational restrictions. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits for hydrocarbon E&P. Additionally, climate activists around the globe are challenging the grant of new and existing regulatory permits. We expect that these challenges are likely to continue and could delay or prohibit operations in certain cases.

Compliance with legal and regulatory changes relating to climate change set out by the Argentine and Mexican governments, including those resulting from the implementation of international treaties (see “Item 4—Information on the Company—Business Overview—Argentine Regulatory Framework”) may in the future increase our costs to operate and maintain our facilities, install new emission controls on our facilities and administer and manage any GHG emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

We cannot predict the overall impact that the enactment of new environmental laws or regulations could have on our financial results, results of operations, and cash flows and the market value of our series A shares or ADSs.

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

Moreover, certain investors might decide to divest their investments in fossil fuel companies and different stakeholder groups might be included to exert pressure on commercial and investment banks to stop financing fossil fuel companies. According to press reports, in recent years some financial institutions have limited their exposure to fossil fuel projects and to investing in companies that produce fossil fuels. If this trend were to accelerate in the future, our ability to access financing for future projects may be adversely affected. These factors could have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our business, adversely impacting our operating and financial results and limiting our growth opportunities, and our ability to service financial debt obligations.

If we fail to meet the pace and extent of society’s changing demands or our own aspirations for lower carbon energy as the energy transition unfolds, we could face reputational costs or fail in sustaining and developing our business.

The pace and extent of the energy transition could pose a risk to the company if our own progress towards decarbonization moves at a different speed than that of our competitors and the economy in general, or if we fail to meet our aspirations. If we are slower than competitors or the economy in general, either because we do not invest enough funds, or invest in technologies that fail to reduce our carbon footprint, or if we fail to reduce our scope 1 and 2 GHG emissions intensity to 7 kgCO2e/boe by 2026, or if we fail to generate carbon credits through Aike to match the volume of scope 1 and 2 GHG emissions in our operation by 2026, our reputation may suffer and customers may prefer a different supplier, which would adversely impact demand for our hydrocarbon products, including the market value of our shale oil acreage and associated resources we expect to develop in the future. Our failure to time the transition of our production to address climate-change related concerns could have a material adverse effect on our earnings, cash flows and financial condition.

Expectations relating to GHG emissions and emission reductions, and potential inaccuracies or underreporting, could expose us to liabilities, increased costs, and reputational harm.

Between 2020 and 2025 we have materially reduced scope 1 and 2 GHG emissions intensity, as a result of operational improvements and a full focus on shale oil assets. We aspire to reduce our operating scope 1 and 2 GHG emission intensity to 7 kgCO2e/boe in 2026, representing a reduction of approximately 80% compared to 2020. Additionally, we are developing a portfolio of nature-based solution projects designed to generate enough carbon credits to match the size of our residual carbon footprint by 2026 through Aike, one of our subsidiaries. See “Item 4—Information on the Company—Environmental Strategy and Performance.”

Matching the volume of carbon credits with the emissions generated by the operation is subject to complex methodologies, calculations, assumptions and estimates, including with respect to how we determine emissions and carbon credits through NBS projects. Although we believe that our methodologies, calculations, assumptions and estimates are reasonable, we cannot assure you that we will not revise our past emissions estimates, our carbon offsets or our future emissions projections or goals as a result of new developments, technologies, regulations, standards or otherwise. Additionally, there is no assurance that the carbon credits generated through NBS projects will be certified by independent third-party certification bodies, or that such carbon credits will be issued and subsequently retired, which could limit their credibility or acceptance in voluntary or compliance carbon markets. In addition, we may pursue business opportunities (including acquisitions or divestments of oil and gas assets) that may affect our emissions estimates and projections.

Our emissions information (including carbon credits) may be calculated differently than by other companies, including our competitors. Investors should make their own diligence and assessment on whether our emissions information is directly comparable to that of other companies.

In addition, our current disclosures do not include Scope 3 emissions, which depend in part on information provided by third parties and may be subject to significant data limitations, inconsistencies and methodological differences. As a result, our emissions data may be incomplete or subject to revisions, and there is a risk of inaccuracies or underreporting of our actual emissions.

Our GHG emissions inventory is calculated and reported in compliance with industry recognized standards (GHG Protocol, API Compendium and GRI reporting). Such calculation is based on limited information and subject to significant uncertainties. For example, our emissions information excludes the emissions arising from concession areas that we do not operate (on which we do not have emissions information) and therefore only covers approximately 70% of our production, based on our 2025 performance data.

Therefore, we cannot guarantee that we will be able to achieve a scope 1 and 2 GHG emission intensity of 7 kgCO2e/boe in 2026, nor match the volume of our carbon credits with the scope 1 and 2 emissions generated in our operations on the timeline we expect, or at all. Any failure, or perceived failure, by us to adhere to this or other public statements, comply fully with developing interpretations of climate-related laws and regulations, or meet evolving and varied stakeholder expectations and standards could harm our business, reputation, financial condition, and operating results.

Our ability to generate carbon credits through our nature-based solutions projects may be adversely affected by wildfires and other natural risks.

Our objective to match our residual carbon footprint through the generation of carbon credits relies in part on the successful development and performance of nature-based solutions projects carried out by Aike, one of our subsidiaries. These projects, which include afforestation, reforestation, forest conservation, and regenerative agriculture and livestock initiatives, are exposed to physical risks, including wildfires, extreme weather events, pests and other natural disturbances.

In particular, wildfires could damage or destroy project areas, reduce or eliminate the expected carbon sequestration capacity and delay or prevent the validation, verification or future certification of carbon credits. The occurrence of such events may also require additional monitoring, remediation or project adjustments under applicable standards.

Although we implement risk management and monitoring practices, we cannot ensure that such events will not occur or that their impact will be mitigated. Any significant disruption to our nature-based solutions projects could adversely affect our ability to generate carbon credits in the expected volumes or timelines, which could negatively impact our emissions management strategy, including our ability to meet our objectives through Aike, as well as our business, financial condition and results of operations.

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

Our activities are subject to social, reputational and operational risks, including negative media attention, potential protests by local communities in the areas where we operate, seismic activity, and potential conflicts with landowners and right-of-way agreements.

Although we are committed to operating in a socially responsible manner, we may face opposition from local communities and negative media attention. We consider our relationship with local communities, including indigenous communities, to be good, but we cannot ensure that any form of protest, including roadblocks, actions limiting access of our workers or contractors to our operations, sabotage, or any disruptive action will not impact our operations. Any such action could have an adverse effect on our reputation, financial condition, and results of operations.

In addition, our operations depend on securing and maintaining rights of way and access agreements with landowners for the development of infrastructure, including pipelines, roads and other facilities. We may face disputes or difficulties in negotiating, renewing or enforcing such agreements, which could result in delays, increased costs or restrictions to access our operations. Any such disputes or limitations could adversely affect our ability to develop, transport or commercialize our production.

There is a risk that hydraulic stimulation activities during well completion operations in the Vaca Muerta may induce seismicity. We, together with a consortium of other oil and gas operators, have conducted extensive research into potential sources of increased seismic activity in the region. As of the date of this annual report, no conclusive evidence has been found linking produced water reinjection into geological formations with amplified seismicity. Nonetheless, we continue to evaluate potential contributing factors. Although as of the date of this annual report no seismic events have resulted in above-ground impacts affecting the health and safety of the communities in the region we operate, the growing density of hydraulic fracturing activities in the region may lead to increased seismic activity in the future. Any such increase could expose the company to heightened regulatory oversight or stakeholder concern.

Furthermore, we are not currently aware of operations being conducted in areas of the Vaca Muerta occupied by indigenous communities. However, self-identification by indigenous communities in the region has historically been fluid, and this circumstance may change over time. In such cases, we may be required to enhance our engagement with indigenous communities and develop a dedicated engagement policy in accordance with Argentine law on prior consultation and International Labour Organization (ILO) Convention No. 169 on Indigenous and Tribal Peoples. Failure to adequately address these matters could expose us to additional regulatory, legal or reputational risks.

Our industry has become increasingly dependent on digital technologies to carry out daily operations and is subject to failures or disruptions in technological systems, as well as increasing cybersecurity threats.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events have also increased worldwide. Even if we have implemented, and continue to implement, a cybersecurity plan (see “Item 16K—Cybersecurity—Risk Management and Strategy”), the technologies, systems, and networks that we have implemented or may implement in the future, and those of our service providers, may be the object of cyberattacks, failures of information security, or other failures or disruptions in technological systems, which could lead to interruptions in critical industrial systems, the unauthorized disclosure of confidential or protected information, data corruption, and other interruptions or disruptions to our operations. In addition, certain cyber incidents, such as the advanced persistent threat, may not be detected for a prolonged period of time. Although we have adopted a Cybersecurity Policy that serves as an umbrella for our cybersecurity risk management standards and procedures to safeguard information and protect our systems, we cannot assure you that cyber incidents or technological failures will not happen in the future and that our operations and/or our financial performance will not be affected.

Information security risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. We depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. We have increasingly connected equipment and systems to the Internet. Because of the critical nature of their infrastructure and the increased accessibility enabled through connection to the Internet, they may face a heightened risk of cyber-attack. In the event of such an attack or a failure or disruption in technological systems, our oilfield operations could be disrupted, property damaged and customer information stolen; we could experience substantial loss of revenues, response costs and other financial losses, and be subject to increased litigation and damage to our reputation. A cyber-attack could adversely affect our business, results of operations and financial condition. See “Item 16K—Cybersecurity—Risk Management and Strategy.”

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

As of December 31, 2025, most of our producing properties and total estimated proved reserves were geographically concentrated in Vaca Muerta, in the Neuquina Basin. A substantial portion of our operations and drilling activity are concentrated in areas in such basins where industry activity is high. As a result, demand for personnel, equipment, power, services and resources may increase in the future, as well as the costs for these items. Any delay or inability to secure the personnel, equipment, power, services and resources could result in oil, NGL and gas production being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our results of operations, cash flow, profitability.

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

The oil and gas industry is competitive and we compete with the major independent and state-owned oil and gas companies engaged in the sector, including companies that possess substantially greater financial and other resources than we do for researching and developing E&P technologies, accessing markets, equipment, midstream capacity, labor and capital required to acquire, develop and operate our properties, as well as political relationships and connections with other stakeholders, which is key, given that our business and assets are subject to political decisions. We also compete for the acquisition of licenses and properties in the countries in which we operate.

In addition, should we choose to bid for exploration or exploitation rights in a hydrocarbon area, or bid for midstream capacity, we could face significant competition not only from state-owned, but also from private and public companies.

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

We are also affected by competition for drilling rigs and the availability of related equipment, leading to higher drilling costs over the past several years. Higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to higher costs of oilfield services, or shortages of drilling equipment, services and personnel. Additionally, the Argentine Foreign Exchange Regulations generate barriers to entry for international service providers, limiting the supply of oilfield goods and services. See “Item 10—Additional Information—Exchange Controls.” Accordingly, failure to manage our costs and our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition.

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

If we do not succeed in meeting these milestones, renewing our agreements, maintaining our operations in these concessions or securing new ones, our ability to grow our business may be materially affected. See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” and “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations—Contractual Obligations.”

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

The agreements we enter into, including, among others, acquisition agreements and other material transactions, may be subject to litigation and disputes before courts or international fora, as well as regulatory investigations or proceedings.

Certain agreements we have entered into provide that disputes arising thereunder will be resolved through arbitration before international fora, in accordance with the Arbitration Rules of the International Chamber of

Commerce (the “ICC”). By way of example, the PEPASA Sale and Purchase Agreement (as defined below) provides that any disputes arising thereunder will be resolved by arbitration in London in accordance with the ICC Arbitration Rules. Similarly, the Equinor Argentina Share Purchase Agreement and the Bajo del Toro Asset Purchase Agreement each provide that any disputes arising thereunder will be resolved by arbitration in New York in accordance with the ICC Arbitration Rules. Any such arbitration proceedings are expected to be conducted in the English language, and the resulting awards will be final and binding upon the parties.

These types of proceedings may be lengthy, costly and complex, and their outcome is inherently uncertain. In addition, the fora in which disputes arising under these agreements are to be resolved may give rise to logistical and procedural challenges. Furthermore, we or the relevant counterparties may encounter difficulties in recognizing or enforcing arbitral awards in certain jurisdictions.

In addition, our acquisitions and other material transactions may be subject to review, approval or investigation by antitrust authorities or other regulatory bodies in the jurisdictions in which we operate or conduct such transactions, the timing and outcome of which are uncertain. For further information, see “ —Risks Related to the Equinor Transaction — We cannot assure that the required approvals for the Equinor Transaction will be obtained from the relevant authorities.”

We are exposed to foreign exchange risks related to our operations in Argentina.

Our results of operations are subject to foreign exchange fluctuation of the Argentine Peso against the U.S. Dollar or other currencies, which could adversely affect our business and results of operations. The value of the Argentine Peso has experienced significant fluctuations in the past. The main risk of a depreciation or devaluation of the Argentine Peso against the U.S. Dollar is lower realized crude oil prices of sales to the domestic market, given that gasoline prices in Argentina are denominated in local currency, so significant changes in exchange rate have historically limited the ability of refiners to pass through such changes to the end-users.

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

The exchange rate of the Argentine Peso against the U.S. Dollar and other currencies is beyond the Company’s control and is influenced by monetary and economic policies adopted by the Argentine government, as well as by the policies of other countries, particularly those of the United States and Argentina’s key trading partners. The Company cannot predict whether, or to what extent, the Argentine Peso will depreciate or appreciate against the U.S. Dollar or other currencies, nor can it determine the potential impact of such fluctuations on its business and financial condition.

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

We carry out hydrocarbon E&P activities through unincorporated joint ventures entered into through agreements with third parties (joint operations for accounting purposes). In some cases, these joint venture agreements or our joint venture partners, rather than us, hold the rights to the concession or the E&P license contracts. Pursuant to the terms and conditions of such agreements, one of the parties assumes the role of operator, and therefore assumes the responsibility of executing all activities pursuant to the agreement. However, in certain cases, neither we nor our subsidiaries may be able to assume the role of concessionaire and/or operator and, in such cases, we must rely on the measures taken by and the performance of our operating partners. Such actions could adversely affect our financial condition and our operating results. For example, as of December 31, 2025, we were not the operator of the La Amarga Chica, Entre Lomas Neuquén, Acambuco, Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo–Medanito SE concessions, located in Argentina. In such cases, we would be subject to risks related to the performance of, and the measures taken by, the concessionaire and/or operator to carry out the activities. Such actions could adversely affect our financial condition and operating results. For a more complete description of our non-operated concessions, see “Item 4—Information on the Company—Business Overview—Argentina—Concessions.”

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

As of December 31, 2025, we employed third-party employees under contract, mostly with large domestic and international service providers. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer.

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

In addition, our suppliers, vendors and service providers are required to comply with applicable laws and regulations, as well as with our internal policies and standards relating to ethics, integrity, health, safety and environmental practices. Any failure by such third parties to adhere to these standards, including involvement in unethical, fraudulent or non-compliant conduct, could expose us to regulatory sanctions, legal liabilities, reputational harm and disruptions to our operations.

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

In addition, we cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms, or on terms that are substantially similar, as those currently in force or that we will not be subject to strikes or labor interruptions before or during the negotiation process of said agreements. The collective bargaining agreement for the period April 2025 to March 2026 was signed on June 3, 2025, and amended by the agreement signed on January 13, 2026. A second amendment is pending approval by the Secretary of Labor. In the future, if we are unable to renegotiate the collective bargaining agreement on satisfactory terms or are subject to strikes or labor interruptions, our results of operations, financial condition and the market value of our shares could be materially affected.

In addition, on March 6, 2026, Law No. 27,802 (the “Labor Reform”) was enacted in Argentina. The Labor Reform introduces amendments to the legal framework governing strikes, direct action measures and collective bargaining, among other labor-related matters. With respect to labor disputes, the reform establishes mandatory minimum service levels for strikes affecting “essential services” (75%) and “activities of transcendental importance” (50%), as well as a mandatory five-day advance notice requirement for any party intending to exercise direct action measures. The reform further provides that the participation of workers in blockades or takeovers of business premises may constitute grave cause for termination of the employment relationship. However, we cannot ensure that the minimum service requirements will be effectively enforced or that they will be sufficient to prevent disruptions to our operations.

With respect to collective bargaining, the Labor Reform amends the ultra-activity regime under Law No. 14,250 by providing that expired collective bargaining agreements will only maintain their normative clauses until a new agreement enters into force, while obligational clauses will remain in effect only by mutual agreement of the parties. The reform also requires the labor authority to convene the legitimate parties within one year of its enactment to negotiate, renegotiate or ratify expired collective bargaining agreements. These provisions may result in renegotiations of existing collective bargaining terms on conditions that could be less favorable to us. However, certain provisions of the Labor Reform have been suspended by court order and, as of the date of this annual report, the Argentine government has sought to overturn such suspension, including by filing a per saltum appeal before the Argentine Supreme Court. The full scope and effect of the Labor Reform remain subject to regulatory implementation and judicial interpretation, and any adverse interpretation or implementation could have a material adverse effect on our business, financial condition, results of operations and the market value of our shares.

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

Our assets are exposed to catastrophic risks and force majeure events.

Our operations are exposed to possible unplanned interruptions caused by significant catastrophic or force majeure events, including, but not limited to: wars, labor strikes, cyclones, earthquakes, tornadoes, hurricanes, landslides, floods, explosions, fires, terrorist attacks, major plant breakdowns, leaks of natural gas, NGL, crude oil, refined petroleum products or other hydrocarbons, pipeline or power line ruptures or other damage, technology failures, faulty design and construction, accidents, demographic changes, government macroeconomic policies and political and social instability. These risks could, among other effects, have a significant adverse impact on the available cash flows of infrastructure assets, cause personal injury or death, property damage, or cause interruptions in our activities. In addition, the cost of repairing or replacing damaged assets could be substantial and could include assessment, repair and maintenance costs. Repeated or prolonged interruptions in activities conducted may result in the permanent loss of customers, significant litigation or penalties in the event of regulatory or contractual non-compliance. Force majeure events that are incapable of being repaired, or are too costly to reverse or resolve, may also have a permanent material adverse effect on us. There can be no assurance that all of our assets will be fully insured against all risks inherent in our business and activities or that all such insurance can be made available on commercially reasonable terms. If a major accident or event occurs that is not fully insured, it could have a material adverse effect on our operations and financial condition.

Our trading operations through VEISA expose us to additional risks that could adversely affect our financial condition and results of operations.

In 2025, we established Vista Energy International S.A. (“VEISA”), a wholly-owned subsidiary incorporated and domiciled in Uruguay, as our dedicated trading arm, responsible for commercializing our crude oil production in international markets.

VEISA’s trading operations expose us to some additional operational and financial risks. In connection with the international commercialization of crude oil, VEISA may charter vessels for the transportation of hydrocarbons, thereby assuming risks associated with vessel availability, freight rate volatility, and potential liability arising from maritime incidents or cargo losses. To the extent that VEISA sells crude oil on a cost, insurance and freight (“CIF”) basis, it bears the risk of loss or damage to cargo during transit, as well as exposure to fluctuations in insurance and freight costs that may not be fully recoverable from counterparties. In addition, international crude oil sales may result in lengthened revenue collection cycles compared to domestic sales due to vessel transit times, the involvement of intermediaries, documentary requirements, and the settlement practices of international counterparties, which could adversely affect the Company’s working capital position and liquidity. Furthermore, VEISA may utilize financial instruments, including futures, forwards, swaps, or options, to hedge or lock in oil prices in connection with its trading activities. The use of such instruments involves counterparty credit risk, basis risk, and the risk that hedging strategies may not perform as anticipated, potentially resulting in losses that could adversely affect our financial condition and results of operations.

Additionally, VEISA is subject to the laws and regulations of Uruguay, including those governing corporate conduct, taxation, foreign exchange, anti-money laundering, and financial services. Changes in Uruguayan law or regulation, or adverse interpretations thereof by Uruguayan authorities, could increase VEISA’s compliance costs, restrict its operations, or otherwise adversely affect its ability to conduct its trading business.

Risks Related to the La Amarga Chica Acquisition

We may be unable to comply with payment obligations.

The PEPASA Sale and Purchase Agreement provides that the Acquirers must make deferred payments in two equal installments due on April 15, 2029 and April 15, 2030, respectively. There is a risk that these payment obligations may not be met in the future, which could result in legal disputes and the need to enforce warranties or seek respective legal remedies.

Risks Related to the Equinor Transaction

We cannot assure that the Equinor Asset Sellers or the companies acquired in connection with the Equinor Transaction will fully perform their obligations or that the Equinor Transaction Assets will perform as expected.

After conducting the level of due diligence that is customary for transactions of this nature, we believe that the Equinor Transaction Assets are sound businesses and assets with sufficient operational and financial track records to meet their obligations and deliver the expected benefits. However, past performance of the Equinor Transaction Assets may not be indicative of future operating results, and we cannot assure that such assets will continue to perform at the same operational or financial levels. Consistent with the foregoing, we cannot assure that the Equinor Transaction Assets are, or will remain, in compliance with their contractual and legal obligations.

In addition, we cannot assure the performance of any ongoing or surviving obligations of the Equinor Asset Sellers, or the accuracy and completeness of the representations and warranties set forth in the Equinor Argentina Share Purchase Agreement and the Bajo del Toro Asset Purchase Agreement, and the ancillary documents executed in connection therewith and the Equinor Transaction. Any breach of obligations by the Equinor Asset Sellers and/or the Equinor Transaction Assets, any underperformance of such assets, or any failure to comply with the terms of the aforementioned purchase agreements and related transaction documents or other commitments could negatively affect our production volumes or result in significant cost increases, which could, in turn, have an adverse effect on our results of operations, cash flows and profitability.

The Equinor Transaction Assets may experience increases in operating and maintenance expenses.

The Equinor Transaction Assets may include assets that require routine maintenance as well as major maintenance from time to time in order to maintain the safety and operational conditions necessary for their continued operation. The costs of such activities may vary significantly due to factors including, among others, natural disasters, adverse weather conditions, deterioration in macroeconomic conditions and competition for services in Vaca Muerta. These factors could affect the cost of the maintenance activities required to keep the Equinor Transaction Assets in proper operating condition. In addition, such costs may require increased expenditures, which in turn could lead to higher financing costs and reduced cash generation.

Indemnification claims risk.

To the extent the Equinor Transaction closes, we will assume certain liabilities associated with the operation of the Equinor Transaction Assets, including administrative, environmental and labor-related liabilities. If significant claims or adverse events arise in connection with such assets, we could incur unexpected and potentially substantial costs and expenses.

Changes in applicable laws may affect obligations under the Equinor Transaction.

We are required to comply with all applicable laws, including anti-corruption and anti-money laundering laws. Any failure to comply with such laws could result in significant penalties and the potential termination, voidance or rescission of the agreements relating to the Equinor Transaction, including the relevant purchase agreements. In addition, any changes in applicable laws could adversely affect the feasibility of the Equinor Transaction.

Certain contractual limitations may restrict our ability to recover losses or damages.

Certain material contractual arrangements made in connection with the Equinor Transaction may include limitations of liability, exclusions of damages, claim thresholds, caps and procedural restrictions. These limitations could reduce our ability to recover losses or damages and could adversely affect our results of operations, cash flows and profitability.

We may not fully identify issues with the Equinor Transaction Assets, which could result in such assets being worth less than the price we paid due to uncertainties in evaluating recoverable reserves and potential liabilities.

Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, title sufficiency, operating and capital costs and potential environmental and other liabilities. Although we typically conduct a review of the properties we acquire, which we believe is consistent with industry practices, we cannot assure that we have identified all existing or potential issues associated with the Equinor Transaction Assets or that we will be able to mitigate any issues that we do identify in the future. Such evaluations are inherently imprecise and subject to uncertainty.

In addition, our review may not sufficiently familiarize us with the properties to fully assess their deficiencies and capabilities. We have not inspected all existing wells included in the Equinor Transaction Assets. Even when inspections are conducted, structural, subsurface, title and environmental issues may not be identified or may arise in the future. As a result of these factors, the operational and financial performance of the Equinor Transaction Assets may be lower than expected and may not allow us to recover the amounts invested in the acquisition.

Furthermore, even if our technical and legal review is conducted with due diligence, there remains a risk that undetected or underestimated contingencies may arise with respect to asset integrity, title and environmental liabilities. This could result in higher maintenance costs, unforeseen capital expenditures, reduced reserves and lower production than planned, all of which could have a material adverse effect on our results, cash flows and the valuation of the Equinor Transaction Assets. The operation of the Equinor Transaction Assets may also be disrupted by catastrophic events, force majeure events or significant design or technological failures, the effects of which may range from equipment damage to prolonged operational shutdowns and significant repair or replacement costs that may not be fully insured or foreseeable. Accordingly, post-acquisition performance may differ from the expectations reflected in our projections and the assumptions used to value the Equinor Transaction Assets.

We may not be able to successfully integrate the operations of the Equinor Transaction Assets with our operations or realize all anticipated benefits of the acquisition.

Despite having conducted the customary due diligence for this type of acquisition, we cannot assure you that we will achieve the desired returns from the acquisition of the Equinor Transaction Assets. Failure to successfully integrate the Equinor Transaction Assets could adversely affect our financial condition and results of operations. Our acquisitions involve numerous risks, including: (i) operating a larger combined organization; (ii) difficulties in integrating the acquired assets and the operation of the acquired business to our operations, particularly if the Equinor Transaction Assets are located in a new geographic area; (iii) the risk that acquired oil and natural gas reserves are not of the expected magnitude or are not developed as anticipated; (iv) loss of key employees of the acquired business; (v) inability to obtain satisfactory title to the acquired assets, concessions or interests; (vi) a decrease in our liquidity if we use a portion of our available cash to fund acquisitions; (vii) a significant increase in our financial expenses or leverage if we incur additional indebtedness to finance acquisitions; (viii) failure to achieve expected profitability or growth; (ix) failure to realize expected synergies and cost savings; (x) challenges in coordinating organizations, systems and facilities; and (xi) challenges in coordinating or consolidating corporate and administrative functions.

In addition, unexpected costs and difficulties may arise when combining businesses with different operations or management, and we may experience unforeseen delays in realizing the benefits of the acquisition of the Equinor Transaction Assets. Failure to effectively manage the integration process could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot assure that the required approvals for the Equinor Transaction will be obtained from the relevant authorities.

We cannot assure that the necessary approvals from the competent authorities will be obtained, or that such approvals will be obtained without conditions. The risk associated with the failure to obtain such approvals, the imposition of conditions and/or the rejection of the Equinor Transaction may be allocated to us under the relevant purchase agreements. Failure to obtain such approvals could result in fines and, in cases where the effects of the Equinor Transaction have been or could be deemed to restrict or distort competition in a manner detrimental to the general economic interest, the Equinor Transaction could be subject to conditions or rejected. In the latter case, the parties would be required to take corrective measures, which could include partial or total divestitures. Accordingly, the failure to obtain such approvals could have an adverse effect on our operations and financial condition.

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

On December 10, 2023, Javier Milei took office as President of Argentina and pledged to implement significant economic reforms. Following his inauguration, the Argentine Executive Branch enacted Decree No. 70/2023, introducing measures aimed at reducing the size of the public administration, cutting public expenses, and deregulating the economy. On June 28, 2024, the Argentine Congress approved the Ley de Bases, which introduced legal, institutional, and tax reforms affecting various sectors of the economy, including amendments to the Argentine Hydrocarbons Law. See “Item 4—Information on the Company—Industry and Regulatory Overview— Oil and Gas Regulatory Framework in Argentina—Ley de Bases.”

The amendments to the Argentine Hydrocarbons Law include, among others: (i) building on the self-sufficiency paradigm of the Argentine Hydrocarbons Law to include maximization of economic profits, in order to foster new investments; (ii) the principle of non-intervention in hydrocarbon or refined product prices by the Argentine government; and (iii) the principle of freedom of oil and gas exports. This latter principle is subject to objection by the SdE on technical and economic grounds. In addition, the amendments introduced other changes, including limiting subsequent renewals of concessions, granting more discretionary powers to Provinces in setting royalties, expanding activities to include hydrocarbon processing, and introducing more flexible requirements for obtaining transportation authorizations.

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

It is difficult to predict the social, political, or economic impact of the measures announced and implemented by the Argentine government as of the date of this annual report, as well as any future measures that may be introduced, and the outcome of the ambitious deregulation plan. These measures could affect our financial situation and the results of our operations.

The Argentine economy is particularly sensitive to fluctuations in the local political landscape. Presidential elections take place in Argentina every four years and legislative elections take place every two years, resulting in the partial renewal of both chambers of Congress. The next presidential and legislative elections are expected to occur in October 2027. As of the date of this annual report, we cannot predict the impact that the results of the October 2027 elections will have on the Argentine economy, nor assure whether events such as the implementation of new government policies could have an adverse impact on our operations and financial results.

On October 26, 2025, Argentina held legislative elections to renew half of the seats in the Chamber of Deputies of the National Congress and one third of the seats in the Senate. La Libertad Avanza, the political party associated with the Milei administration, obtained approximately 40.7% of the votes for the Chamber of Deputies and approximately 42.0% for the Senate, while the main opposition coalition, Fuerza Patria, obtained approximately 31.7% and approximately 28.4%, respectively. Notwithstanding the new congressional composition, the Argentine Executive Branch continues to require consensus to implement its policy agenda, including the deregulation measures provided in the Ley de Bases.

In this context, the Argentine Congress’s current legislative agenda includes, among other initiatives: (i) the National Commitment to Fiscal and Monetary Stability Bill; (ii) the Criminal Code Reform Bill; and (iii) proposed amendments to the Minimum Standards Law for the Preservation of Glaciers and the Periglacial Environment.

In addition, the Labor Reform introduced substantial changes to the employment framework and related labor regulations with the aim of modernizing the employment rules in Argentina, including provisions addressing hiring modalities, severance calculations, leave entitlements, working hours, collective labor disputes, the regulation of essential services and the collective bargaining regime. It also modifies the treatment of workplace assemblies and establishes new parameters governing the exercise of the right to strike in certain activities deemed essential. Since its enactment, the Labor Reform has been subject to judicial challenges brought by various stakeholders, including labor unions and other interested parties, among them the General Confederation of Labor (Confederación General del Trabajo, or “CGT”). While the injunction sought by the CGT to suspend certain provisions of the Labor Reform was rejected, other challenges have proceeded in court, including a ruling that suspended 83 articles of the Labor Reform, which was subsequently reversed on appeal in April 2026, restoring the full enforceability of such articles. As of the date of this annual report, the Argentine government has sought to overturn such suspension, including by filing a per saltum appeal directly before the Argentine Supreme Court. Jurisdictional issues have also been raised in connection with these proceedings. We cannot predict the ultimate outcome of these or any future judicial challenges, whether additional claims may be brought, or the extent to which court decisions may affect the implementation or scope of the Labor Reform.

On March 1, 2026, in his address opening the ordinary session of Congress, President Javier Milei announced his intention to submit a broad package of structural reforms aimed at redesigning the institutional framework of the government. The proposed package reportedly consists of approximately 90 bills across multiple ministries and includes, among other initiatives: (i) amendments to the Civil and Commercial Code, the Civil and Commercial Procedure Code, the Customs Code, and the Criminal Code; and (ii) reforms affecting the tax system, education, the electoral system, the judiciary, and the armed forces. As of the date of this annual report, it is uncertain whether these proposed reforms will be approved and, if approved, their final scope, timing and impact remain uncertain. The adoption, modification, or rejection of such reforms could have a significant impact on Argentina’s economy, our business, financial condition, and results of operations.

It is difficult to predict the social, political, or economic impact of the measures announced and implemented by the Argentine government as of the date of this annual report, as well as any future measures that may be introduced, and the outcome of the ambitious deregulation plan. These measures could affect our financial condition and results of operations.

Additionally, the Argentine economy is vulnerable to adverse events affecting its main trading partners. A continued deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of other important trading partners of Argentina, such as China or the United States, or emerging markets in general, could have a significant adverse impact on Argentina’s trade balance and adversely affect Argentina’s economic growth, and therefore, could negatively impact our financial health and operating results. Furthermore, an increase in tariffs imposed on Argentine exports by Argentina’s most relevant trading partners, such as China, Brazil or the United States, or a significant depreciation of the currencies of our trading partners or competitors may negatively affect Argentina’s competitiveness and trade balance, and, consequently, negatively impact Argentina’s economic and financial condition and the results of our operations. See “Risks Related to Our Business and Industry—Changes in U.S. trade and other policies under the Trump administration may adversely impact our business, financial condition, and results of operations.”

Also, see “Item 4—Information on the Company—Industry and Regulatory Overview— Oil and Gas Regulatory Framework in Argentina—Ley de Bases.”

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to foster economic growth.

Over the past few years, Argentina has experienced financial distress, forcing sovereign debt renegotiations with bondholders and financial support from the International Monetary Fund (“IMF”). Additionally, Argentina has currently limited ability to access the international debt markets to obtain financing.

On January 28, 2022, the Argentine government and the IMF reached a consensus on pivotal policies as part of their ongoing discussions within the framework of an IMF-supported financing program. On March 17, 2022, the Argentine government approved an agreement with the IMF for a period of 30 months (“IMF Agreement”) to refinance US$44.0 billion of debt incurred between 2018 and 2019 under a stand-by agreement that was originally scheduled to be paid between 2021 and 2023. The IMF Agreement comprises ten quarterly reviews over a two-and-a-half-year period, with the objective of ensuring that the Argentine government complies with the targets set for each review period. Following each review, disbursements are made available. The repayment period for each disbursement is ten years, with a grace period of four and a half years, commencing in 2026 and concluding in 2034. On June 13, 2024, the IMF concluded its eighth review, after which the IMF disbursed approximately US$800 million to the Argentine government to support economic recovery, and rebuild fiscal and external reserves. As of the date of this annual report, the IMF has disbursed a total of over US$41.4 billion to the Argentine government in accordance with the terms of the IMF Agreement.

On January 10, 2025, the IMF conducted an ex-post evaluation (“EPE”) of Argentina’s exceptional access under the IMF Agreement, which expired at the end of 2024. The EPE report concluded that the program’s design did not fully account for the scale of Argentina’s fiscal and balance of payments challenges, given Argentina’s complex economic conditions, the post-COVID recovery environment, and difficulties in securing government commitment to the program’s objectives. On March 11, 2025, the Argentine Executive Branch issued Decree No. 179/2025, approving a new 10-year agreement (“Extended Facilities Program”) to be entered into with the IMF. The primary purpose of the Extended Facilities Program is to refinance liabilities, including non-transferable treasury bills and the remaining amounts pending amortization under the current IMF Agreement. On March 19, 2025, the lower house of the Argentine Congress ratified Decree No. 179/2025, thereby giving final approval to the Extended Facilities Program.

In April 2025, the IMF approved a new Extended Fund Facility (EFF) arrangement for Argentina in an aggregate amount of approximately US$20 billion, with initial and future disbursements subject to periodic reviews and compliance with IMF conditionality. The agreement has a 10-year maturity and carries an interest rate of 5.63%per annum.

In addition, the World Bank and the Inter-American Development Bank, approved multi-year financing programs for Argentina totaling US$12 billion and US$10 billion, respectively, aimed at supporting balance of payments needs and structural reforms.

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

Additionally, in September 2025, the Argentine government and the U.S. Treasury announced a framework for a bilateral currency swap line of up to approximately US$20 billion, under which the BCRA may draw U.S. Dollars in exchange for Pesos. An initial draw of approximately US$2.8 billion was made and subsequently repaid in full, and no amounts are currently outstanding under the swap line as of the date of this annual report. Although this swap line may help Argentina mitigate pressure on its foreign currency reserves in the short term, the full conditions—including the interest rate, maturity, collateral terms, and the timing and volume of future draws— have not been fully disclosed.

Despite the restructuring of Argentina’s public debt carried out between 2020 and 2023, international markets remain cautious with regards to Argentina’s debt sustainability and, as a result, country risk indicators remain high. In 2025, Argentina saw a decrease in country risk and an improvement in its sovereign debt rating. However, there can be no assurance that Argentina’s credit ratings will not be downgraded, suspended or cancelled in the future. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.

In September 2023, the U.S. District Court of the Southern District of New York ordered Argentina to pay $16.1 billion in damages to certain minority shareholders of YPF in a legal dispute stemming from the expropriation of 51% of YPF in 2012. Although in March 2026, the U.S. Court of Appeals for the Second Circuit reversed the District Court’s judgment, a confirmation by the Supreme Court of the original $16.1 billion judgment or the commencement of similar or other proceedings against Argentina (including through international arbitration) may hinder sovereign, quasi-sovereign and corporate access to global credit markets.

During 2026, Argentina will have significant debt maturities, of which approximately US$20 billion will be in foreign currency. Without renewed access to the financial markets, the Argentine government may not have the financial resources to drive growth. In addition, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds in the amount of US$6.7 million as of December 31, 2025. Any new event of default by the Argentine government could adversely affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

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

The Argentine government has established in the past export restrictions on the free disposition of hydrocarbons and export proceeds, imposed duties on exports, and imposed price agreements among producers and refiners or create fiscal incentive programs to promote increased production. Also, Argentina has established certain production incentives under the Investment Promotion Regime for the Exploration of Hydrocarbons (Régimen de Promoción de Inversión para la Explotación de Hidrocarburos) granted under Decree 929/2013. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina”

In Mexico, the Mexican government has pursued policies to increase state control over the energy sector, benefiting Pemex and CFE.

Additionally, Pemex is the sole offtaker of our oil and gas production from CS-01, our asset in Mexico. In the past, we have experienced delays in collecting the proceeds from these sales from Pemex. Even if we diligently monitor and manage this issue to ensure timely collection, we might continue to experience difficulties and delays going forward, particularly in light of our relinquishment process (see “—We are subject to risks related to the approval of Mexican entities with respect to the relinquishment of our asset in Mexico”).

Any such controversies, limitations or export restrictions or any other measures imposed by Argentine or Mexican authorities could have a material adverse effect on our future business, financial condition, results of operations, cash flows and/or prospects and as a consequence, the market value of our series A shares or ADSs may decline.

We are subject to risks related to the approval of Mexican entities with respect to the relinquishment of our asset in Mexico

Given the relinquishment process requested by the Company on November 6, 2025, with respect to block CS-01, the process requires the SENER to perform the technical validation of the terms under which the block will be reverted. Such technical validation represents a risk due to the structural change arising from the Decree reforming, adding, and repealing various provisions of the Political Constitution of Mexico, published in the Official Gazette of the Federation on December 20, 2024, which, among other things, determined the extinction of the CNH as part of an organizational simplification policy. This reform transferred the administration and technical supervision functions of hydrocarbon exploration and extraction contracts to the SENER. Given that such new administrative organization is in the process of implementation, this could create administrative bottlenecks that delay the verification of the conditions for returning the contract area.

On the other hand, the resolution of the Early Termination Procedure under the contract corresponding to block CS-01 depends on the coordination and positive pronouncements of multiple authorities external to the SENER. To formalize the reversion, the National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector of Mexico (Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos) must validate compliance with industrial safety and environmental protection matters, including the validity of insurance policies. Simultaneously, the Mexican Tax Administration Service must certify compliance with tax obligations, while the SENER must issue an opinion on Local Content, which is the percentage of goods and services of Mexican origin used in the project. Additionally, the Mexican Petroleum Fund for Stabilization and Development and the Mexican Ministry of Finance and Public Credit must corroborate that the Company has no outstanding debts in the payment of considerations and royalties to the Mexican Government. We cannot guarantee that all requirements will be met in a timely manner. The lack of certainty in the response timeframes of these various entities could delay the signing of the delivery-acceptance certificate and the release, which are the documents that legally extinguish the Company’s responsibilities with respect to block CS-01.

Measures adopted by the antitrust authorities in Mexico and Argentina could have a material adverse effect on our results and financial condition.

On December 20, 2024, Mexican President Claudia Sheinbaum published a constitutional reform in the Mexican Federal Official Gazette (Diario Oficial de la Federación), providing for the dissolution of various entities, including COFECE, CRE and CNH. For additional context on the regulatory changes in Mexico concerning CRE and CNH, see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Mexico.” On October 17, 2025, the new authority – the CNA – and the new secondary legislation (Ley Federal de Competencia Económica) entered into effect.

The CNA is the antitrust authority in Mexico with jurisdiction over all sectors of the Mexican economy, including the oil and gas sector, and as such, has jurisdiction over the activities conducted by Vista. The Mexican government has granted CNA broad powers to investigate and prosecute absolute monopolistic practices (cartel activity), relative monopolistic practices (abuse of dominance) and illegal concentrations, as well as to prevent concentrations which could have anticompetitive effects. Additionally, CNA can determine the existence of essential facilities and regulate their access and identify barriers to entry and issue recommendations to federal, local and municipal authorities to eliminate such barriers and encourage competition. Therefore, many of our activities may be reviewed by CNA and, in the case of equity transactions involving certain monetary and ownership thresholds, we may be required to notify CNA of our intent to enter into such transactions and the consummation of such transactions may be subject to CNA’s authorization in accordance with applicable Mexican laws. As a result, the closing of pending or future acquisitions of assets or common shares in the Mexican market may be subject to the satisfaction or waiver of customary closing conditions, including, among others, the authorization of CNA. Completion of such transactions is not assured, and they will be subject to risks and uncertainties, including the risk that the necessary regulatory approvals are not obtained or that other closing conditions are not satisfied. If such transactions are not completed, or if they are otherwise subject to significant delays, it could negatively affect the trading prices of our common shares and our future business and financial results.

Further, CNA might decide to impose penalties or establish conditions on our business if we are unable to request or receive, or are delayed in requesting or receiving, the aforesaid authorizations and, if these were to materialize, such claims could have a material adverse effect on our results and financial condition. Similarly, it cannot be guaranteed that the authorizations that have not been obtained can be obtained or can be obtained without conditions. Failure to obtain those authorizations, or the conditions to which they may be subject, could have a material adverse effect on our results and financial condition.

In Argentina, if Vista decided to acquire another company in the energy sector in the future, such acquisition could be subject to the approval of the Argentine antitrust authority. Until November 17, 2026, Argentine Antitrust Law No. 27,442 (the “Argentine Antitrust Law”) provides for a post-closing antitrust review system, meaning that transactions may be consummated prior to obtaining antitrust clearance, subject to subsequent review and potential unwinding or imposition of conditions by the Argentine antitrust authority. Starting on November 17, 2026, a pre-closing review system will come into effect, pursuant to which transactions subject to the Argentine Antitrust Law will require prior antitrust approval before closing may occur. The Argentine antitrust authority will determine whether any acquisition subject to its approval negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in those markets. A business combination executed by Vista could be rejected by the Argentine antitrust authority, or the latter could take action to impose conditions or performance commitments on Vista as part of the approval process. If so, it could adversely affect our business, results of operations and financial condition and prevent us from achieving the anticipated benefits of such acquisition.

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

We could be subject to direct and indirect restrictions on imports and exports under Argentine law.

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

With respect to import restrictions, certain oilfields operations depend on imports of equipment and components (such as drilling rigs) that are not always available in the local market. Historically, the Argentine government has imposed various restrictions on imports of goods, including prior import licensing requirements, quantitative quotas, import registration regimes, limitations on access to the foreign exchange market to pay for imports and the requirement to comply with specific deadlines and procedures before the Central Bank. There can be no assurance that the Argentine government will not impose additional restrictions in the future on imports of goods that are essential for the maintenance and development of our activity, or that existing or future foreign exchange restrictions will not limit the ability to access the foreign exchange market to make payments for such imports. Any restriction or delay in the import of equipment, materials, spare parts or other critical inputs could adversely affect operational capacity, increase costs or delay the execution of development plans in the sector.

Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.

The Argentine government and the BCRA have historically implemented certain measures that control and restrict the ability of companies and individuals to access the Foreign Exchange Market (as defined below). Those measures include, among others: (i) restricting access to the Argentine Foreign Exchange Market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to interested non-residents; (ii) restricting the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and convert all export proceeds from goods and services into Argentine Pesos through the Foreign Exchange Market; (iv) limiting the transfer of securities into and from Argentina; (v) implementing taxes on certain transactions involving the acquisition of foreign currency; and (vi) restricting access (including, but not limited to, in connection with the term for making such payments) to the currency exchange market to pay for imports of goods and services. In the past, the BCRA established certain additional restrictions such establishing certain mandatory refinancing on U.S. Dollar-denominated debt.

Although the current administration has publicly expressed its intention to progressively dismantle Argentina’s foreign exchange controls and has adopted certain measures aimed at easing specific restrictions, a comprehensive liberalization of the foreign exchange regime has not yet occurred; while certain restrictions applicable to individuals and some applicable to legal entities have been lifted or eased, significant restrictions applicable to legal entities remain in place, such as accessing the Foreign Exchange Market for the payment of dividends based on accumulated profits to non-residents, or requiring exporters to repatriate and convert all export proceeds from goods and services into Argentine Pesos through the Foreign Exchange Market. The timing, scope and conditions of any further relaxation or elimination of exchange controls remain uncertain, and there can be no assurance that the BCRA will lift such controls in the near future. Moreover, the BCRA may modify existing regulations, reimpose previously lifted restrictions or impose mandatory refinancing plans in respect of our foreign currency-denominated indebtedness, establish more severe restrictions on currency exchange, maintain the current Argentine Foreign Exchange Regulations or create multiple exchange rates for different types of transactions, substantially affecting the exchange rate at which we acquire foreign currency to service our outstanding liabilities denominated in currencies other than the Argentine Peso. Any of the foregoing could adversely affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, import goods and services required for the execution of projects in the upstream and midstream sectors of the oil and gas industry and/or make interest and principal payments on our foreign currency-denominated indebtedness.

Given the unpredictable nature of political and economic developments, there can be no assurance that more restrictive exchange controls and transfer restrictions than those currently in effect will not be imposed. In the event of a crisis or a period of political, economic and social instability in Argentina resulting in a material economic contraction, there is a risk that the current government may adopt radical changes to its economic, exchange and financial policies. Such measures may be implemented to preserve the balance of payments, protect the foreign exchange reserves of the BCRA, prevent capital flight, or address a significant depreciation of the Argentine Peso. These measures could include, among others, the mandatory conversion of U.S. Dollar-denominated obligations of Argentine resident legal entities into Argentine Pesos or the reintroduction of restrictions on the remittance of dividends abroad. The imposition of such restrictions, combined with external factors beyond the Company’s control, could materially impact the Company’s ability to make payments in foreign currency.

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

On the other hand, Decree No. 59/2026, issued on January 29, 2026 (“Decree 59”), established that export duties applicable to crude oil extracted from conventional deposits are determined based on a capped rate mechanism. Under such mechanism, the applicable rate is 0% when the ICE Brent front-month price is equal to or below US$65/bbl (base value), 8% when such price is equal to or above US$80/bbl (reference value), and a linear rate between 0% and 8% for prices between US$65/bbl and US$80/bbl. Decree No. 59/2026 entered into force on January 30, 2026, and is in full force and effect following the implementing regulations by the Secretariat of Energy, or 60 days after the publication of Decree No. 59/2026 in the Official Gazette.

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

In the past, loose monetary policy and persistent fiscal deficits have contributed to high levels of inflation. In response, prior Argentine governments have implemented various measures to monitor and control the prices of key goods and services. The current administration, under President Milei, has shifted the macroeconomic policy framework to prioritize the elimination of the fiscal deficit and a substantial reduction in monetary issuance. As a result, consumer price inflation, as published by the INDEC, decreased from approximately 117.8% in 2024 to approximately 31.5% in 2025. In addition, inflation during the first three months of 2026 amounted to 9.4%, which reflects a year-over-year variation of 32.6%. Notwithstanding this progress, if the value of the Argentine Peso is not fully stabilized through consistent fiscal and monetary policies, inflationary pressures may reemerge.

High inflation rates affect the competitiveness of Argentina’s goods and services in the international markets, negatively impact employment, consumption and the level of economic activity and undermines confidence in Argentina’s banking system, which could further limit the availability of and access to domestic and international credit by local companies and political stability. Inflation remains a challenge for Argentina given its persistent nature. Argentina’s structural inflationary imbalances remain critical, which may cause the current levels of inflation to continue or increase, and have an adverse effect on Argentina’s economy and financial condition. Inflation can also lead to an increase in Argentina’s debt.

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

The Argentine Hydrocarbons Law, as amended, establishes that oil and gas exploitation concessions will have the following durations: (i) 25 years for conventional exploitation concessions, (ii) 35 years for unconventional exploitation concessions, including a five-year pilot period, and (iii) 30 years for offshore concessions, in each case, from the date of the resolution granting them.

Pursuant to the modifications introduced by Article 115 of the Ley de Bases, in new concessions, the federal or provincial executive branch, as appropriate, at the time of defining the terms and conditions, may determine other terms of up to a maximum of 10 additional years to those mentioned above, provided that such decision by the federal or provincial executive branch, as appropriate, its well-founded and motivated. In no case may the terms be set in perpetuity. Concessions granted prior to the enactment of the Ley de Bases will continue to be governed by the terms established by the legal framework existing at the date of their approval.

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

Exploration permits and exploitation concessions provide a vested right that cannot be terminated without legal indemnification. Nonetheless, relevant provincial enforcement authorities are entitled to revoke these licenses in the event of a breach of the permit or concession conditions by the licensee (Section 80 of the Argentine Hydrocarbons Law). Licensees can also partially or totally relinquish, at any time, the acreage of a permit or concession. If an exploration permit is relinquished, the licensee will be bound to pay any investment amounts committed and not fulfilled (Sections 20 and 81 of the Argentine Hydrocarbons Law).

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

The effects of a global economic crisis on our customers and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business financial condition and results of operations. The financial and economic situation in Argentina, Mexico or in other countries in Latin America may also have a negative impact on us and third parties with whom we do, or may do, business. See “—The Argentine economy can be adversely affected by economic developments in global markets and by more general ‘contagion’ effects, which could have a material adverse effect on Argentina’s economic growth.”

The Argentine economy can be adversely affected by economic developments in global markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional financial crises and market conditions in other markets worldwide. Global economic instability such as uncertainty about global trade policies, sharp drops or increases in commodities prices, the deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, geopolitical tensions between the United States and a number of foreign countries, the ongoing conflict between Russia and Ukraine, between the United States, Israel, Iran and several other countries in the Middle East, between China and Taiwan, and more recently, the political and economic situation in Venezuela, decisions by the OPEC and other non-OPEC oil-producing nations with respect to oil production quotas, idiosyncratic, political and social discords, terrorist attacks, sovereign debt downgrades, a pandemic disease, could impact the Argentine economy and jeopardize Argentina’s ability to correct its existing macro imbalances, among others. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a contagion effect in which an entire region or class of investment is disfavored by international investors.

Consequently, there can be no assurance that the Argentine economy and securities markets will not be adversely impacted by events affecting the world, a particular region, developed economies, emerging markets or any of Argentina’s major trading partners, which could in turn adversely affect our business, financial condition and results of operations, and the market value of our series A shares and ADSs. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and, consequently, adversely affect Argentina’s economy and our financial condition and results of operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition and, consequently, our business.

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. In Transparency International’s 2025 Corruption Perceptions Index survey of 182 countries, Argentina scored 36 out of 100 and ranked 104th (with one being the least corrupt country and 182 being the most corrupt country), a deterioration compared to the previous survey in 2024.

As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Argentine Public Prosecutor (Ministerio Público Argentino). Companies involved in the investigations may be subject to, among other consequences, a decrease in their credit ratings, claims filed by their investors, and may further experience restrictions in their access to financing through the capital markets, together with a decrease in their income. The potential outcome of these and other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated, as well as on the general market perception of the economy, political environment and the capital markets in Argentina. We have no control over and cannot predict the outcome of any such investigations or allegations nor their effect on the Argentine political and economic instability, nor can we predict the adverse effect on our commercial activities and results of operations.

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

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment. In turn, this could impact our ability to attract new investors to our Company, which could affect our financial condition and the market value of our series A shares and ADSs.

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

A deterioration in Mexico’s economic condition, social instability, political unrest, changes in governmental policies, or other adverse social developments in Mexico could adversely affect our business, specifically the relinquishment process requested by the Company on November 6, 2025, with respect to block CS-01 (see “—We are subject to risks related to the approval of Mexican entities with respect to the relinquishment of our asset in Mexico”). Those events, including changes in energy policy and regulation, could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting our ability to obtain financing.

More generally, in the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect our business. A worsening of international financial or economic conditions, such as a slowdown in growth or even a recession in Mexico’s trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy and our business.

Also, the Mexican government has had significant influence in the Mexican economy in the past and will likely continue to do so. Changes in the legal framework and policies may adversely affect our business and the value of our securities.

Criminal activity in Mexico could affect our operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that we produce. In response, the Mexican government has implemented various security measures and has strengthened its military and police forces. Despite these efforts, criminal activity continues to exist in Mexico, and could worsen in 2026, if criminal groups seek to take advantage of the upcoming elections to expand their control over the local governments and markets. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on our financial condition and results of operations.

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

On September 15, 2024, a constitutional reform was enacted in Mexico, introducing significant changes to the judicial system, including the popular election of judges, magistrates, and Supreme Court justices. The Mexican Judicial Reform (as defined below) led to nationwide judicial strikes, disrupting judicial proceedings and potentially causing delays in litigation and contract enforcement. This reform creates regulatory uncertainty that may impact our business operations and legal protections in Mexico. For additional context on the regulatory changes in Mexico, see “Item 4—Information on the Company—Industry and Regulatory Overview—Mexico’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Mexico.”

Economic conditions in Mexico are closely linked to the economic conditions in the United States due to the countries’ geographic proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by the United States-Mexico-Canada Agreement (USMCA). As a result, political and economic developments in the United States, including but not limited to the recent developments regarding tariffs imposed by the United States on imports from Mexico, can also have an impact on the exchange rate between the U.S. Dollar and the Mexican Peso, economic conditions in Mexico and the global capital markets.

The administration of U.S. President Donald Trump has introduced significant changes in trade policies, including the imposition of new tariffs on imports from Canada, Mexico, and China, with additional measures under consideration. For more information on changes in U.S. trade and other policies, and their impact, see “Risks Related to Our Business and Industry—Changes in U.S. trade and other policies under the Trump administration may adversely impact our business, financial condition, and results of operations.” These tariffs, along with potential retaliatory actions by these and other countries, could disrupt global trade flows, and increase operational costs for companies reliant on international supply chains.

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

If securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, the price and trading volume of our series A shares and the ADSs could decline.

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

The vesting of series A shares reserved for the Plan (or the allocation of series A shares repurchased by the Company through our buy-back program) could result in immediate dilution to our existing shareholders and may also have a dilutive effect on our earnings per share. If all series A shares currently reserved for the Plan, in addition to all shares repurchased through the ongoing buy-back program, were to become outstanding, our issued and outstanding share capital would increase by 1.7%, from 104,299,703 series A shares outstanding as of December 31, 2025, to 106,078,533 series A shares.

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

The payment and amount of certain dividends by Vista Argentina are subject to BCRA restrictions

Pursuant to the Argentine Foreign Exchange Regulations imposed by the BCRA, companies resident in Argentina may only have access the foreign exchange market to purchase foreign currency and transfer it abroad for the payment of profits and dividends to non-resident shareholders, if certain conditions are met and/or they have the prior approval of the BCRA. In this regard, current regulations provide that dividends corresponding to fiscal years beginning on or after January 1, 2025, are not subject to foreign exchange restrictions for remittance abroad.

Notwithstanding the foregoing, dividends corresponding to prior fiscal years remain subject to the restrictions imposed by the BCRA, such restrictions may affect our ability to pay dividends or complete share buybacks because the main source of cash generation is in Argentina.

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

Pursuant to Section 404 of the Sarbanes Oxley Act of 2002, we are required to include a report of our management on our internal controls over financial reporting in our annual reports on Form 20-F that contains management’s assessment relating to the design, maintenance and periodic evaluation of the internal control system, accompanied by a report from our independent registered public accounting firm. We can provide no assurance that from time to time we will not identify concerns that could require remediation. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in the completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 which may have an adverse effect on us.

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

Holders of our series A shares who sell or transfer series A shares acquired on or after January 1, 2018 and representing 10% or more of our equity may be subject to indirect capital gains tax under Argentine tax law.

Under Argentine tax law, non-Argentine tax residents who sell or transfer shares or other participations in foreign entities, trust or other similar structures acquired on or after January 1, 2018, may be subject to indirect capital gains tax in Argentina if two conditions are simultaneously met: (i) at the time of the sale or transfer or during the 12 prior months to such sale, 30% or more of the market value of the foreign entity is derived from assets located in Argentina and (ii) the shares being sold or transferred represent 10% or more of the equity interests of such foreign entity. Therefore, any non-Argentine holder of our series A shares who sells or transfers series A shares acquired on or after January 1, 2018, representing 10% or more of our equity interests would be subject to the indirect capital gains tax.

ITEM 4.	INFORMATION ON THE COMPANY

Vista Energy, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We were originally incorporated in Mexico on March 22, 2017.

Our principal executive offices are located at Torre Mapfre, 18th Floor, 243 Paseo de la Reforma Avenue, Colonia Cuauhtémoc, Alcaldía Cuauhtémoc, Mexico City, 06500, Mexico. Our telephone number at this location is +52 (55) 1555-7104. Our website is http://www.vistaenergy.com. Information contained on, or accessible through, this website is not incorporated by reference in, and will not be considered part of, this annual report. The Securities and Exchange Commission (“SEC”) maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Recent Developments

Transaction to Acquire Equinor’s Assets in Vaca Muerta

On February 1, 2026, Vista Argentina and Vista entered into a series of agreements to acquire a 25.1% non-operated working interest in the Bandurria Sur block and a 35.0% non-operated working interest in the Bajo del Toro block, as well as certain related midstream agreements, through the following transactions (collectively, the “Equinor Transaction”):

(i)

the acquisition of 100% of the capital stock of Equinor Argentina S.A.U., owner of 30% of the working interest in the Bandurria Sur block, by Vista and Vista Argentina as purchasers, with Equinor Argentina A.S. as the seller;

(ii)

the acquisition of 50% of the non-operating working interest in the Bajo del Toro Norte block, between Vista and Vista Argentina as purchasers and Equinor Argentina B.V. Sucursal Argentina (jointly with Equinor Argentina A.S., the “Equinor Asset Sellers”), as seller; (paragraphs (i) and (ii), collectively, the “Equinor Acquisitions”);

(iii)	the sale to YPF of 16.3% of the capital stock of Equinor Argentina S.A.U., equivalent to a 4.9% working interest in Bandurria Sur; and

(iv)	the assignment to YPF of a 15.0% working interest over Bajo del Toro (paragraphs (iii) and (iv), collectively, the “Equinor Assignments”).

The payment due at closing for the Equinor Acquisitions (net of the Equinor Assignments) will be approximately US$712 million, which shall be paid as follows: (a) an estimated upfront payment inclusive of tax gross-ups of US$387 million in cash and (b) the delivery of 6,223,220 American Depositary Shares representing Vista’s series A shares at a price of US$52.2 per ADS, which price was calculated as the volume-weighted average trade price per share of the ADSs on the NYSE for the last 20 trading days up to and including January 30, 2026. Such consideration shall be subject to cash, debt, working capital, contributions, leakages and other customary adjustments.

Additionally, the Equinor Acquisitions (net of the Equinor Assignments) provide for a contingent purchase price payable, if applicable, by Vista in five annual installments. Such contingent consideration, inclusive of tax gross-up and adjustments, will be calculated on an annual basis, based on the annual working interest production of both acquired assets multiplied by a price per barrel equal to the average Brent price of the preceding year minus US$65 per barrel, with no payment due at or below US$65 per barrel Brent and a cap of US$15 per barrel at or above US$80 per barrel Brent. The contingent consideration shall bear no interest.

Following the Equinor Transaction, Vista will own 83.7% of the capital stock of Equinor Argentina S.A.U. and will consolidate its results in Vista’s financial statements.

Objectives of the Equinor Transaction

Through the Equinor Transaction, Vista aims to incorporate low-cost, high-margin, high-return cash-generating assets. These assets combine significant growth potential with barrels in production, supporting Vista’s free cash flow generation.

Vista expects to materially increase its scale by incorporating an asset with proven reserves as of December 31, 2024, of 54.0 MMboe (at Vista’s 25.1% working interest in Bandurria Sur and 35.0% in Bajo del Toro), according to the SdE, compared to Vista’s proven reserves of 375.2 MMboe as of December 31, 2024. Average production from Bandurria Sur and Bajo del Toro during the fourth quarter of 2025, according to the SdE, was 21,203 boe/d (at Vista’s working interest), which represents a meaningful increase in scale compared to Vista’s 135,414 boe/d for the same period. Average oil production from Bandurria Sur and Bajo del Toro during the fourth quarter of 2025, according to the SdE, was 17,665 boe/d (at Vista’s working interest). During 2025, 69% of the oil production volumes from the Equinor Transaction Assets were exported.

Vista also expects to significantly enhance its asset portfolio by adding 27,733 net acres with an inventory that, according to our estimates, has approximately 243 net wells ready to drill (105 net wells at a 25.1% interest in Bandurria Sur and 139 net wells at a 35.0% interest in Bajo del Toro) in the core area of Vaca Muerta.

Additionally, Vista expects to incorporate operational synergies, based on the proximity of Bandurria Sur and Bajo del Toro to its blocks in Vaca Muerta, which could translate into potential savings related to processing capacity, transportation capacity, and other oil services, and leveraging on to the successful acquisition and joint venture with YPF in La Amarga Chica.

Likewise, the Equinor Transaction implies a significant increase in Vista’s crude oil transportation capacity by approximately 18,000 bbl/d.

Indebtedness

On January 30, 2026, Vista Argentina entered into the 2026 Credit Agreement with Banco Santander, S.A. Citicorp North America, Inc and Itau Unibanco S.A., Nassau Branch, as lenders, for an aggregate principal amount of up to US$600 million. The 2026 Credit Agreement had a four-year term and was guaranteed by Vista. The 2026 Credit Agreement was entered into to potentially fund a portion of the purchase price of the Equinor Transaction. The 2026 Credit Agreement was terminated on April 8, 2026, as a result of Vista Argentina receiving the proceeds of the 2038 Notes (as defined below) to fund the purchase price of the Equinor Transaction. Vista Argentina did not borrow any funds under the 2026 Credit Agreement before its termination.

On April 8, 2026, Vista Argentina issued US$500,000,000 in aggregate principal amount of 7.875% senior notes due 2038 (the “2038 Notes”), which are governed by New York law. The 2038 Notes were issued by Vista Argentina, Vista’s main subsidiary. The offering of the 2038 Notes was conducted in the United States and other foreign jurisdictions pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, under the global program for the issuance of simple non-convertible debt securities (obligaciones negociables simples no convertibles en acciones) approved by the Shareholders’ Meetings of Vista Argentina held on May 7, 2019, May 7, 2024, October 29, 2024 and February 2, 2026. The 2038 Notes have an average weighted life of eleven years. Principal installments will be made on the tenth, eleventh and twelfth anniversaries of April 8, 2026.

In addition to the above, between December 31, 2025 and the date of this annual report, Vista also (i) incurred US$955 million, and (ii) repaid existing indebtedness facilities for US$341 million.

Acambuco Divestiture Agreement

On April 7, 2026, the Company, through its subsidiary Vista Argentina, entered into an agreement with Pan American Energy, S.L. Argentine Branch, for the assignment of a 1.5% non-operated interest in the conventional exploitation concession Acambuco. The assignment is subject to the fulfillment of certain conditions precedent and the total price amounts to US$600,000, payable by Pan American Energy, S.L. Argentine Branch within 10 business days of the closing of such assignment.

BUSINESS OVERVIEW

We are an independent Latin American, shale oil-focused company operating since April 4, 2018. We own high-quality, low-operating cost, high-margin producing assets in Argentina, spanning approximately 228,800 net acres across Vaca Muerta, the largest shale oil and gas play under development outside North America. Most of our production and revenues, our ongoing drilling and workover activities, our oil producing wells, estimated proved reserves and assets are located in Argentina. As of the date of this annual report, we are the largest independent oil producer and the largest oil exporter in Argentina, as determined by the SdE.

We seek to generate strong returns for our shareholders based on the following key value drivers:

Deep, ready-to-drill, short-cycle well inventory.

Our growth plan is based on developing our inventory in Vaca Muerta in line with the highest efficiency and safety standards. As of December 31, 2025, we had a total inventory of 1,653 wells (including 1,302 ready-to-drill locations and 351 net wells on production as of December 31, 2025), out of which 675 wells are in Bajada del Palo Oeste, 323 in La Amarga Chica (net at our 50% working interest), 175 in Bajada del Palo Este, 150 in Aguada Federal, 150 in Bandurria Norte, 100 in Águila Mora and 80 in Coirón Amargo Norte.

As of December 31, 2025, we had tied-in 153 wells in Bajada del Palo Oeste, 153 net wells in La Amarga Chica (net at our 50% working interest), 26 wells in Bajada del Palo Este, 17 wells in Aguada Federal and two wells in Águila Mora. During the year ended December 31, 2025, we tied-in 74 net wells, representing a 48% increase compared to the year ended December 31, 2024. This activity boosted our production to 135.4 Mboe/d during the fourth quarter of 2025, up from 24.5 Mboe/d in 2018. Our proved certified reserves increased to 588.1 MMboe as of December 31, 2025, equivalent to 14 years of production and an implied reserve replacement ratio of 605%.

Peer-leading operating performance.

We believe the productivity of our new wells demonstrates the quality of our Vaca Muerta acreage. The 365-day performance of our wells drilled until year-end 2024 compares favorably with horizontal oil wells drilled in Vaca Muerta and in Permian during 2018 and 2024, as shown in the chart below. We believe this reflects the quality of our acreage and our leading operating performance among peers.

Production growth driven by Vaca Muerta development, our rebased cost structure and our focus on operational efficiency have led to the decrease of lifting cost to US$4.4/boe in 2025 from US$13.9/boe in 2018.

Additionally, we have reduced our D&C costs in Bajada del Palo Oeste from US$16.6 million per well in 2019 to US$14.2 million per well in 2024 and US$12.1 million per well during the second half of 2025.

Robust balance sheet and financial performance.

Based on a benchmarking analysis against peers in the Argentine, Latin American and U.S. shale energy spaces, we believe we are a Company with a history of comparatively low debt leverage ratios, high Adjusted EBITDA Margins and high ROACE. Cash and cash equivalents at the end of 2025 was US$538.4 million. During the year 2025, net income for the year totaled US$719.1 million. The Adjusted EBITDA for 2025 was US$1,596.3 million resulting in an Adjusted EBITDA Margin of 64% (or 65% if sea freight selling expenses were subtracted from revenue from contract with customers). Additionally, net leverage ratio as of December 31, 2025, was 1.6x and ROACE was 29% for 2025.

A model based on operational excellence.

We aim to develop our business in a sustainable way. We aspire to reduce our operating scope 1 and 2 GHG emission intensity to 7 kgCO2e/boe in 2026, representing a reduction of approximately 80% compared to 2020. During 2025, we reduced the intensity of scope 1 and 2 GHG emissions by 23% year-over-year, from 8.8 kgCO2e/boe to 6.8 kgCO2e/boe, placing Vista’s GHG emissions intensity in the top decile among global E&P companies. We are also executing a portfolio of NBS projects through our subsidiary Aike, in Argentina. By 2026, we expect to have generated enough carbon credits through our NBS projects across different regions of Argentina to match the size of our residual carbon footprint.

Additionally, safety is a bedrock of our Company, and we aim to operate with the highest oil and gas industry standards in accordance with the International Association of Oil and Gas Producers (“IOGP”) and the global oil and gas industry association for environmental and social issues (“IPIECA”). In 2025, we recorded a TRIR of 0.8 which was below 1.0 for the sixth consecutive year. Furthermore, in 2025 we recorded no major oil spill incidents.

Our Operations

The following map illustrates the location of our concessions in Argentina as of the date of this annual report(1) :

(1)	Assets transferred to Tango (as defined below, effective on March 1, 2023) and Acambuco concession, not shown on this map.

As of December 31, 2025, our portfolio of assets included six operated blocks in Vaca Muerta (holding approximately 205,600 net shale oil acres), one non-operated block in Vaca Muerta (holding approximately 23,200 shale oil net acres) and one non-operated conventional block in the Noroeste basin in Argentina. Additionally, effective March 1, 2023, Vista transferred the operatorship of six conventional blocks to Tango (see below section “Item 4—Information on the Company—Business Overview—Transaction to increase focus on shale oil operations in Vaca Muerta”). On November 6, 2025, the Company submitted a notice of irrevocable relinquishment of the CS-01 block to the SENER, which is pending confirmation as of the date of this annual report.

During 2025, our average daily production was 115.5 Mboe/d. Additionally, as of December 31, 2025, our total proved reserves were 588 MMboe, all located in Argentina, of which 89% consisted of oil. During the fourth quarter of 2025, our total production was 135.4 Mboe/d and our shale production was 131.7 Mboe/d.

The following table presents information on our concessions as of December 31, 2025, and estimated reserves and production:

Block	Gross acres	Net acres		Interest	Operator	Net proved reserves as of Dec. 31, 2025 (MMboe)	Average net production for the year ended Dec. 31, 2025 (Mboe/d)	Concession Expiration
Argentina
Neuquina Basin
Bajada del Palo Oeste	62,641	62,641		100%	Vista	285.26	58.8	2053
La Amarga Chica (1)	46,404	23,202		50%	YPF	151.34	32.9	2049
Bajada del Palo Este	48,853	48,853		100%	Vista	98.30	13.8	2053
Aguada Federal	24,058	24,058		100%	Vista	48.99	4.9	2050
Águila Mora	23,475	21,128		90%	Vista	0.15	0.6	2054
Bandurria Norte	26,404	26,404		100%	Vista	—	0.1	2050
Entre Lomas Río Negro	83,349	—	(3)	— (3)	Tango	1.93	1.6	2036
Jagüel de los Machos	48,359	—	(3)	— (3)	Tango	0.69	1.0	2035
25 de Mayo–Medanito SE	32,247	—	(3)	— (3)	Tango	0.74	0.7	2036
Entre Lomas Neuquén	99,665	—	(3)	— (3)	Tango	0.14	0.4	2026
Charco del Palenque	47,963	—	(3)	— (3)	Tango	0.15	—	2034
Jarilla Quemada (2)	47,617	—	(3)	— (3)	Tango	0.08	0.2	2040
Coirón Amargo Norte	26,598	22,508		84.6%	Vista	—	0.0	2037
Noroeste Basin
Acambuco	293,747	4,406		1.5%	Pan American	0.35	0.1	2036/2040
Mexico
CS-01 (4)	14,332	14,332		100%	Vista	—	0.4	2047

(1)	As from April 1, 2025, 50% of La Amarga Chica production is consolidated following the La Amarga Chica Acquisition. See“La Amarga Chica Acquisition”
(2)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).
(3)	Assets transferred to Tango, effective on March 1, 2023. See “—Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”
(4)

On November 6, 2025, the Company submitted a notice of irrevocable relinquishment of the CS-01 block to the Mexican Secretariat of Energy (“SENER” by its acronym in Spanish), which is pending confirmation to the date of issuance of this annual report.

Transaction to Acquire Equinor’s Assets in Vaca Muerta

On February 1, 2026, Vista Argentina and Vista entered into a series of agreements to acquire a 25.1% non-operated working interest in the Bandurria Sur block and a 35.0% non-operated working interest in the Bajo del Toro block, as well as certain related midstream agreements, through the following transactions:

(i)

the acquisition of 100% of the capital stock of Equinor Argentina S.A.U., owner of 30% of the working interest in the Bandurria Sur block, by Vista and Vista Argentina as purchasers, with Equinor Argentina A.S. as the seller;

(ii)	the acquisition of 50% of the non-operating working interest in the Bajo del Toro Norte block, between Vista and Vista Argentina as purchasers and Equinor Argentina B.V. Sucursal Argentina, as seller;

(iii)	the sale to YPF of 16.3% of the capital stock of Equinor Argentina S.A.U., equivalent to a 4.9% working interest in Bandurria Sur; and

(iv)	the assignment to YPF of a 15.0% working interest over Bajo del Toro.

The payment due at closing for the Equinor Acquisitions (net of the Equinor Assignments) will be approximately US$712 million, which shall be paid as follows: (a) an estimated upfront payment inclusive of tax gross-ups of US$387 million in cash and (b) the delivery of 6,223,220 American Depositary Shares representing Vista’s series A shares at a price of US$52.2 per ADS, which price was calculated as the volume-weighted average trade price per share of the ADSs on the NYSE for the last 20 trading days up to and including January 30, 2026. Such consideration shall be subject to cash, debt, working capital, contributions, leakages and other customary adjustments.

Additionally, the Equinor Acquisitions (net of the Equinor Assignments) provide for a contingent purchase price payable, if applicable, by Vista in five annual installments. Such contingent consideration, inclusive of tax gross-up and adjustments, will be calculated on an annual basis, based on the annual working interest production of both acquired assets multiplied by a price per barrel equal to the average Brent price of the preceding year minus US$65 per barrel, with no payment due at or below US$65 per barrel Brent and a cap of US$15 per barrel at or above US$80 per barrel Brent. The contingent consideration shall bear no interest.

Following the Equinor Transaction, Vista will own 83.7% of the capital stock of Equinor Argentina S.A.U. and will consolidate its results in Vista’s financial statements.

Objectives of the Equinor Transaction

Through the Equinor Transaction, Vista aims to incorporate low-cost, high-margin, high-return cash-generating assets. These assets combine significant growth potential with barrels in production, supporting Vista’s free cash flow generation.

Vista expects to materially increase its scale by incorporating an asset with proven reserves as of December 31, 2024, of 54.0 MMboe (at Vista’s 25.1% working interest in Bandurria Sur and 35.0% in Bajo del Toro), according to the SdE, compared to Vista’s proven reserves of 375.2 MMboe as of December 31, 2024. Average production from Bandurria Sur and Bajo del Toro during the fourth quarter of 2025, according to the SdE, was 21,203 boe/d (at Vista’s working interest), which represents a meaningful increase in scale compared to Vista’s 135,414 boe/d for the same period. Average oil production from Bandurria Sur and Bajo del Toro during the fourth quarter of 2025, according to the SdE, was 17,665 boe/d (at Vista’s working interest). During 2025, 69% of the oil production volumes from the Equinor Transaction Assets were exported.

Vista also expects to significantly enhance its asset portfolio by adding 27,733 net acres with an inventory that, according to our estimates, has approximately 243 net wells ready to drill (105 net wells at a 25.1% interest in Bandurria Sur and 139 net wells at a 35.0% interest in Bajo del Toro) in the core area of Vaca Muerta.

Additionally, Vista expects to incorporate operational synergies, based on the proximity of Bandurria Sur and Bajo del Toro to its blocks in Vaca Muerta, which could translate into potential savings related to processing capacity, transportation capacity, and other oil services, and leveraging on to the successful acquisition and joint venture with YPF in La Amarga Chica.

Likewise, the Equinor Transaction implies a significant increase in Vista’s crude oil transportation capacity by approximately 18,000 bbl/d.

La Amarga Chica Acquisition

On April 15, 2025, Vista and Vista Argentina, as purchasers (the “PEPASA Acquirers”), entered into a sale and purchase agreement (the “PEPASA Sale and Purchase Agreement”) with Petronas Carigali Canada B.V. and Petronas Carigali International E&P B.V., as sellers (the “PEPASA Sellers”), to acquire 100% of Vista LACH’s capital stock (the “La Amarga Chica Acquisition”). The purchase price for the acquisition of Vista LACH is comprised of (i) US$900 million in cash (subject to the price adjustment mechanism provided for in the PEPASA Sale and Purchase Agreement), (ii) US$300 million in deferred cash payments payable on two equal installments of US$150 million on April 15, 2029 and April 15, 2030, at zero interest rate and (iii) US$300 million in Vista’s ADSs. Pursuant to the terms and conditions set forth in the PEPASA Sale and Purchase Agreement, the sale and purchase of Vista LACH’s shares was consummated on April 15, 2025.

The La Amarga Chica Acquisition grants Vista Argentina a 50% working interest in the La Amarga Chica unconventional concession, located in Vaca Muerta, and adjacent to Aguada Federal and Bajada del Palo Oeste concessions. La Amarga Chica spans across 46,404 acres and, as of December 31, 2025, had 246 wells in production, with a daily output of 79,543 bbl/d at 100% working interest, of which 71,471 barrels were oil for the three-month period ended December 31, 2025.

On December 10, 2014, YPF and Vista LACH’s predecessor entered into a joint venture agreement (the “JV Agreement”), which is duly registered with the Argentine commercial registry. The main purpose of the JV Agreement is the exploration, evaluation, development and exploitation of hydrocarbons in the La Amarga Chica unconventional exploitation concession. From April 15, 2025, Vista Argentina took over Vista LACH’s contractual position in the JV Agreement.

Additionally, for the development of La Amarga Chica, Vista LACH’s predecessor agreed to a Joint Operating Agreement (“JOA”) on September 24, 2019 with YPF, the operator of the concession, which establishes the terms and conditions regarding the development of the block, the “sole risk” operations regime, issues related to the treatment and transportation of hydrocarbons, and the decommissioning system of facilities. Starting April 15, 2025, Vista Argentina assumed Vista LACH’s contractual position in the JOA.

Vista LACH has transportation capacity of approximately 57,000 bbl/d of crude oil transportation capacity and 48,000 bbl/d of crude oil export dispatch capacity in various midstream projects. Additionally, Vista LACH has a maximum transportation capacity of approximately 49,000 bbl/d in Vaca Muerta Oleoducto Centro (“VMOC”). See “Business Overview—Concessions—La Amarga Chica.”

Moreover, since April 2023, Vista LACH has benefited from the provisions under the Investment Promotion Regime for the Exploration of Hydrocarbons (Régimen de Promoción de Inversión para la Explotación de Hidrocarburos) granted under Decree 929/2013 (as amended). See “Argentina’s Oil and Gas Industry Overview—Oil and Gas Regulatory Framework in Argentina.” Therefore, Vista LACH is entitled to:

(i)	freely export up to 20% of their production of liquid and gaseous hydrocarbons produced by the project, with a 0% export duty rate, should these be applicable; and

(ii)	no mandatory settlement into the foreign exchange market of any proceeds in foreign currency obtained from such export.

The La Amarga Chica Acquisition was approved by Vista’s shareholders on March 3, 2025 and by its board of directors on April 11, 2025. To fund the cash portion of the purchase price of the La Amarga Chica Acquisition, the Acquirers used existing funds and proceeds from a credit agreement entered into between Vista Argentina, as borrower, and Banco Santander, S.A., as lender, for a total amount of US$300 million (the “Bridge Loan”). The Bridge Loan had a term of four years and was guaranteed by Vista. The Bridge Loan was repaid in June 2025 and cancelled.

The sale and purchase of Vista LACH does not contractually contemplate as a closing condition the obtainment of antitrust approvals from the Argentine Antitrust Authorities. However, given that Argentine law requires the Acquirers to obtain the relevant antitrust approvals, the Acquirers submitted the corresponding filing on April 22, 2025, which was granted by the authorities on August 22, 2025.

On April 16, 2025, the Acquirers notified Vista LACH’s change of control to the SdE and the Subsecretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia de Neuquén). Additionally, Vista LACH obtained all required corporate registrations with the Public Registry (Inspección General de Justicia) and performed the applicable filings with the Argentine tax authorities. Vista LACH is up to date with all corporate filing requirements as agreed in the PEPASA Sale and Purchase Agreement.

Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta

On February 23, 2023, Vista announced a two-phase transaction (the “Conventional Assets Transaction”), which is a two-phase transaction between Vista Argentina and Tango Energy S.A. (“Tango”, previously known as Petrolera Aconcagua Energía S.A.) to increase its focus on its shale oil operations in Vaca Muerta and strengthen shareholder returns.

Under the terms of the Conventional Assets Transaction, effective March 1, 2023:

(i)

Tango became the operator of the following exploitation concessions in the Neuquina Basin located in Argentina: Entre Lomas Neuquén, located in the Province of Neuquén, and Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo–Medanito, located in the Province of Río Negro (“CAT Exploitation Concessions”). Additionally, Tango became the operator of the following transportation concessions: the Entre Lomas gas transportation concession, the Jarilla Quemada gas transportation concession, and the 25 de Mayo–Medanito crude oil transportation concession (“CAT Transportation Concessions,” and together with the CAT Exploitation Concessions, the “CAT Concessions”);

(ii)	Tango paid Vista Argentina US$26.47 million in cash (US$10.00 million on February 15, 2023, US$10.73 million on March 1, 2024, US$5.73 million on February 28, 2025);

(iii)

Vista Argentina retained 40% of the crude oil and natural gas production (as further amended, as explained below), and 100% of liquified petroleum gas, gasoline, and condensates, from the CAT Exploitation Concessions (with Tango paying all costs, taxes, and royalties) until the earlier of (a) the final closing date on February 28, 2027 and (b) the date in which Vista Argentina receives a cumulative production of 4 million barrels of crude oil and 300 million m3 of natural gas. On the other hand, Tango is entitled to 60% of the crude oil and natural gas production from the CAT Exploitation Concessions (as further amended, as explained below);

(iv)	Tango will pay 100% of Vista Argentina’s share of the capex, opex, royalties, taxes, and any other costs associated with the CAT Exploitation Concessions;

(v)

Vista Argentina had the right to purchase from Tango up to Tango’s 60% share of the natural gas produced by the CAT Exploitation Concessions at a price of US$1 per MMBtu until the final closing date on February 28, 2027 (as further amended, as explained below);

(vi)

Vista Argentina and Tango agreed to work jointly with the Provinces of Río Negro and Neuquén to negotiate an extension of the exploitation and transportation concession titles governing the CAT Concessions, including an upfront payment and an investment commitment, as per the terms set forth in the applicable regulation in Argentina;

(vii)

Vista Argentina and Tango will work jointly with the Provinces of Río Negro and Neuquén to negotiate an extension of the exploitation and transportation concession titles governing the CAT Concessions, including an upfront payment and an investment commitment, as per the terms set forth in the applicable regulation in Argentina;

(viii)

Vista Argentina retains the right to explore and develop the Vaca Muerta formation in the CAT Exploitation Concessions and seek to obtain one or more independent and separate unconventional concessions to develop such resources;

(ix) Vista Argentina and Tango have signed an agreement whereby Vista Argentina will treat and transport 100% of the crude oil produced in the CAT Exploitation Concessions (except for 25 de Mayo–Medanito and Jagüel de los Machos) until the expiration of the concession titles (including the potential 10-year extension); and

(x) Vista Argentina remains concession title holder until no later than the final closing date on February 28, 2027, when the CAT Concessions will be transferred to Tango, subject to provincial approvals.

The Entre Lomas crude oil transportation concession, which includes an oil treatment plant geographically located in the Entre Lomas Río Negro concession and a net book value of US$20 million as of December 31, 2022, was excluded from the Conventional Assets Transaction.

In December 2024, Vista Argentina and Tango entered into an amendment to the terms of the Conventional Assets Transaction, effective October 1, 2024, that included the transfer of ownership of the 60% share of the natural gas produced by the CAT Exploitation Concessions from Tango to Vista Argentina. Under the original agreement, this share in natural gas production was held by Tango and sold to Vista at a fixed price of US$1 per MMBtu. As a result of the amendment, starting on October 1, 2024, Vista Argentina retains 100% of natural gas, liquefied petroleum gas, gasoline, and condensate production and reserves, in both cases with respect to the CAT Exploitation Concessions.

In August 2025, Vista Argentina and Tango entered into a new amendment to the Conventional Assets Transaction, effective September 1, 2025. Under this amendment, Vista Argentina is entitled to 20% of crude oil production and reserves, and 100% of natural gas and LPG and condensates production and reserves of the CAT Exploitation Concessions until the earlier of (a) February 28, 2029 and (b) the date in which Vista Argentina receives a cumulative production of 4 million barrels of crude oil and 300 million m3 of natural gas.

Trafigura Agreement

On June 28, 2021, Vista Argentina formed an unincorporated joint venture with Trafigura for the joint development of five pads, each consisting of four wells at Bajada del Palo Oeste, effective July 1, 2021 (“Farm-out Agreement I”). Under the Farm-out Agreement I, Trafigura had a contractual right to 20% of the hydrocarbon production and an obligation to cover 20% of the capital expenditures, royalties, and direct taxes. In turn, Trafigura paid Vista Argentina a total of US$25 million in instalments and a fee for various costs. Vista Argentina retains 80% of the hydrocarbon production rights and paid 80% of the associated costs. Trafigura also had an option to participate in two additional pads under similar terms. As of the date of this annual report, seven pads comprising 28 wells have been completed under the Farm-out Agreement I.

On October 11, 2022, Vista Argentina entered into a similar joint venture with Trafigura for the development of three additional pads at Bajada del Palo Oeste, effective October 1, 2022 (“Farm-out Agreement II,” and together with the Farm-out Agreement I, the “Farm-out Agreements”). Under the Farm-out Agreement II, Trafigura had contractual right to 25% of the hydrocarbon production and an obligation to cover 25% of the capital expenditures and related costs, royalties, and direct taxes. In turn, Trafigura also agreed to pay Vista Argentina US$1,700,000 per tied-in well and additional fees based on production and crude oil price improvements. Vista retained 75% of the production rights and paid 75% of the costs. The Farm-out Agreement II also extended a crude oil sales and purchase agreement with Trafigura. As of the date of this annual report, three pads with 12 wells have been completed under the Farm-out Agreement II.

On December 16, 2024, Vista Argentina agreed to assume Trafigura’s interest in the Farm-out Agreements, effective January 1, 2025 (the “Trafigura Agreement”). As a result, as of the date of this annual report, Vista Argentina holds rights to 100% of the production from the pads subject to the terms in the Trafigura Agreement. Under the Trafigura Agreement, Vista Argentina will pay Trafigura US$128 million in 48 consecutive monthly installments through December 2028.

Additionally, Vista Argentina and Trafigura entered into a crude oil marketing agreement, effective from January 1, 2025, to December 31, 2028, pursuant to which Vista Argentina will sell 10,000 m³ of crude oil per month to Trafigura. The amounts payable by Trafigura under the crude oil marketing agreement will be offset against Vista Argentina’s obligations under the Trafigura Agreement.

As of December 31, 2025, Vista, through Vista Argentina, had offset US$28 million against the liability under the Trafigura Agreement.

Vaca Muerta Oleoducto Sur Project

On December 16, 2024, Vista Argentina announced its participation as a shareholder in VMOS S.A. (“VMOS”), alongside YPF, Pampa, and Pan American Sur, in connection with the Vaca Muerta Oleoducto Sur Project. Between December 20, 2024 and March 7, 2025, Pluspetrol, Chevron (through two subsidiaries), Shell Argentina (through two subsidiaries), Tecpetrol and Gas y Petróleo del Neuquén S.A. also confirmed their participation as shareholders in VMOS (collectively, the “VMOS Shareholders”).

On December 13, 2024, Vista Argentina, YPF, Pampa, and Pan American Sur unanimously approved the construction of the Vaca Muerta Oleoducto Sur crude oil export pipeline (“VMOS Project”). The VMOS Project is expected to span approximately 437 kilometers and will include a loading and unloading terminal with interconnected monobuoys, as well as a tank and storage yard.

The VMOS Project is expected to have an initial transportation capacity of up to 550,000 bbl/d during commercial operations, with the potential to expand to 700,000 bbl/d if required (“VMOS Project Expansion”). As of the date of this annual report, the project progress is estimated at 50%, and according to the current construction schedule, commercial operations are expected to commence by mid-2027. The VMOS Shareholders have committed an aggregate volume of approximately 490,000 bbl/d of capacity.

The estimated total investment required for the VMOS Project is approximately US$3 billion, which is expected to be financed through capital contributions from the VMOS Shareholders and US$2 billion of third-party financing, which has been secured by VMOS.

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

VMOS is developing the VMOS Project under the RIGI, in accordance with the provisions of the Ley de Bases, Decree No. 794/2024, and other applicable Argentine regulations, and is therefore classified as a “strategic long-term export project.”

On July 8, 2025, VMOS entered into a syndicated loan agreement for US$2 billion to finance the construction of the VMOS Project. The syndicated loan has a five-year term, bears interest at SOFR plus 5.5%, and will finance approximately 70% of the total project capital requirements, with the remaining 30% to be contributed by the VMOS Shareholders.

Main Subsidiaries

Vista Energy Argentina S.A.U.

Vista Energy Argentina S.A.U. (formerly “Vista Oil & Gas Argentina S.A.,” and prior thereto “Petrolera Entre Lomas S.A.”) is an Argentine company with offices in Buenos Aires and Neuquén. As of December 31, 2025, Vista Argentina held working interests in the following concessions: (i) 100% working interest in the exploitation concessions Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal and Bandurria Norte, located in the Province of Neuquén, (ii) 84.62% working interest in the exploitation concession Coirón Amargo Norte, located in the Province of Neuquén, (iii) 90% working interest in the unconventional exploitation concession Águila Mora, located in the Province of Neuquén, and (v) 1.50% non-operating working interest in the exploitation concession Acambuco, located in the Province of Salta, operated by Pan American Energy LLC (Argentine Branch) (“Pan American”). As a result of the Conventional Assets Transaction, Vista Argentina transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.” As of December 31, 2025, Vista Argentina had 529 direct employees.

Vista Energy LACH S.A. (Vista LACH)

Vista Energy LACH S.A. (formerly known as Petronas E&P Argentina S.A.) is a company organized and existing under the laws of Argentina dedicated to the E&P of hydrocarbons and the commercialization of oil, natural gas and NGL. As of December 31, 2025, Vista LACH held a 50% non-operating working interest in the exploitation concession La Amarga Chica, located in the Province of Neuquén, operated by YPF. As of December 31, 2025, Vista LACH had 9 direct employees.

Vista Energy Holding I, S.A. de C.V.

Vista Energy Holding I, S.A. de C.V. (formerly, “Vista Oil & Gas Holding I, S.A. de C.V.”) is a Mexican company with administrative offices in Mexico City incorporated for purposes of, among other things, participating as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. As of December 31, 2025, it held a 100% interest in Vista Argentina and a 100% indirect interest in Aluvional S.A. As of December 31, 2025, Vista Holding I had no employees.

Vista Energy Holding II, S.A. de C.V.

Vista Energy Holding II, S.A. de C.V. (formerly, “Vista Oil & Gas Holding II, S.A. de C.V.”) is a Mexican company with administrative offices in Mexico City incorporated for purposes of exploring and extracting hydrocarbons in Mexico, as well as to participate as a partner, shareholder or investor in all kinds of businesses or entities, whether commercial or civil, associations, trusts, or of any other nature, whether Mexican or foreign, from their inception or by acquiring shares, equity interests or other kind of interests, regardless of the name they are given, in all kind of corporations, as well as carrying-out any activities in the energy sector. It is the holder of 100% working interests in the CS-01 block. On November 6, 2025, Vista submitted a notice of irrevocable relinquishment of the CS-01 block to the SENER, which is pending confirmation as of the date of this annual report. As of December 31, 2025, Vista Holding II had 12 employees.

Vista Energy International S.A.

VEISA is a company organized and existing under the laws of Uruguay, with offices in Punta del Este, dedicated to the commercialization of crude oil volumes in international markets. As of December 31, 2025, VEISA had 4 employees.

Aluvional S.A.

Aluvional S.A. is a company organized and existing under the laws of Argentina dedicated to the extraction of sand, stone, pebbles, granitic and/or calcareous materials and other natural resources that are used for the hydraulic stimulation of unconventional oil and gas exploitation, with operations in the Provinces of Neuquén and Río Negro. Aluvional S.A. holds 10-year term mining concessions of over 15 silica sand quarries located in the Province of Río Negro and one mining concession with an indefinite term over one silica sand quarry located in the Province of Neuquén, together with certain additional assets in the Province of Neuquén. Vista Holding I holds a 95% direct interest in Aluvional S.A. The remaining 5% interest is held by Vista Argentina. As of December 31, 2025, Aluvional S.A. had 19 employees.

Corporate Reorganization

On December 20, 2024, the Board of Directors of Vista Argentina, Aleph Midstream, and Vista Holding VII S.A.U., along with the management (Gerencia) of AFBN, approved a preliminary merger agreement (“Preliminary Agreement”), pursuant to which the latter three entities would be absorbed by and merged into Vista Argentina, as the surviving entity (the “Corporate Reorganization”). Pursuant to the terms of the Preliminary Agreement, the Corporate Reorganization became effective on January 1, 2025. The Corporate Reorganization was undertaken for intragroup corporate reorganizational purposes.

For Argentine corporate law purposes, corporate reorganizations become effective upon the registration with the Public Registry, when the transfer of all assets and liabilities from the absorbed entities to the surviving entity becomes effective. The Corporate Reorganization was registered with the Public Registry on December 23, 2025. For Argentine tax purposes, the effective date of a merger determines the date from which the entities are considered to be operating jointly.

Argentina

Overview

During the year ended December 31, 2025, our production was concentrated in the Neuquina Basin, mostly in our development hub in Vaca Muerta.

As of December 31, 2025, we had 228,794 net acres located in the Vaca Muerta shale oil formation in six operated concessions and one non-operated concession: Bajada del Palo Oeste, Bajada del Palo Este, Águila Mora, Aguada Federal, Bandurria Norte, Coirón Amargo Norte and La Amarga Chica, respectively. As of that date, we operated 90% of our shale net acreage. As of December 31, 2025, we had 153 shale oil wells on production targeting the Vaca Muerta formation in Bajada del Palo Oeste, 153 net wells in La Amarga Chica (at our 50% working interest), 26 wells in Bajada del Palo Este, 17 wells in Aguada Federal, two wells in Águila Mora. This, coupled with La Amarga Chica Acquisition, boosted our shale production to 110.7 Mboe/d during 2025, up from 64.1 Mboe/d in 2024, also boosted by strong individual well performance.

As of December 31, 2025, we had a significant inventory of up to 1,302 ready-to-drill, short-cycle, drilling locations targeting the Vaca Muerta shale oil formation, which provides us with more than 15 years of drilling inventory at the current drilling pace. Our drilling inventory is currently located in the Bajada del Palo Oeste, La Amarga Chica, Bajada del Palo Este, Aguada Federal, Bandurria Norte, Águila Mora and Corión Amargo Norte blocks. We intend to expand our drilling inventory by testing additional landing zones. See “ —Drilling Activities.”

As of December 31, 2025, we also owned working interest in one non-operated conventional asset in the Noroeste Basin. As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in the Neuquina basin, effective March 1, 2023. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

As of December 31, 2025, our total proved reserves in Argentina were 588.1 MMboe, of which 89% consisted of oil reserves. Our average daily production in Argentina for the year ended December 31, 2025, was 115.1 Mboe/d, of which 86.7% was crude oil, 12.9% natural gas and the remaining 0.5% was NGL. We have reduced our average lifting cost from US$4.6 per boe during the year ended December 31, 2024, to US$4.4 per boe for the year ended December 31, 2025.

Crude Oil Production and Natural Gas Production in Argentina

The tables below outline the average oil, gas and NGL net production, for the periods ended December 31, 2025, 2024 and 2023.

	Average net oil production (Mbbl/d)(1) for the year ended December 31,			Average net gas production (MMm3/d)(1) for the year ended December 31,			Average net NGL production (Mbbl/d)(1) for the year ended December 31,
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Block
Neuquina Basin
Bajada del Palo Oeste	51.2	46.1	28.7	1.20	1.05	0.80	0.06	0.05	0.03
La Amarga Chica (2)	28.8	—	—	0.64	—	—	—	—	—
Bajada del Palo Este	12.9	6.0	4.4	0.14	0.06	0.06	0.03	0.02	0.05
Aguada Federal	4.3	2.1	2.3	0.09	0.04	0.05	0.01	0.00	0.00
Águila Mora	0.4	0.7	1.2	0.03	0.04	0.02	0.00	—	—
Bandurria Norte	0.1	0.0	—	—	—	—	—	—	—
Entre Lomas Río Negro (3)	0.3	0.9	1.1	0.09	0.9	0.08	0.34	0.20	0.27
Jagüel de los Machos (3)	0.5	0.7	1.0	0.08	0.05	0.05	0.00	—	—
25 de Mayo–Medanito SE (3)	0.5	0.7	1.0	0.03	0.01	0.01	0.00	—	—
Entre Lomas Neuquén (3)	0.7	0.4	0.4	0.02	0.01	0.02	0.06	0.02	0.06
Jarilla Quemada (3) (4)	0.1	0.1	0.1	0.02	0.01	0.01	0.03	0.00	0.01
Coirón Amargo Norte	0.0	0.1	0.2	0.00	0.00	0.00	0.00	—	—
Charco del Palenque (3) (4)	—	—	—	—	—	—	—	—	—
Noroeste Basin
Acambuco	0.0	0.0	0.0	0.02	0.01	0.02	0.06	—	—

(1)

Oil production is comprised of the production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of the production of propane and butane (LPG) and excludes natural gasoline.

(2)	As from April 1, 2025, 50% of La Amarga Chica production is consolidated following the La Amarga Chica Acquisition. See “ —La Amarga Chica Acquisition.”
(3)	Assets transferred to Tango, effective March 1, 2023. See “Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”
(4)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).

Concessions

Our Argentine concession agreements have no change of control provisions, though any assignment of these concessions is subject to prior authorization by the provincial executive branch where the concession is located. For the four years prior to the expiration of each of these concessions, the concession holder must provide technical and commercial justifications for leaving any inactive and non-producing wells unplugged. Each of these concessions can be terminated for default in payment obligations and/or breach of material statutory or regulatory obligations. We may also voluntarily relinquish acreage to the Argentine authorities.

As of the date of this annual report, we have working interests in the following oil and gas concessions in Argentina:

Bajada del Palo Oeste

We are the operator and holder of 100% of the unconventional exploitation concession granted for the Bajada del Palo Oeste block in the Neuquina Basin located in the Province of Neuquén. Bajada del Palo Oeste has 62,641 gross acres with exposure to core shale oil in the Vaca Muerta acreage. Our current drilling inventory targeting the Vaca Muerta shale oil formation amounts to up to 675 locations located in this concession. We intend to expand such drilling inventory by testing additional stacked pay zones.

This block has 284.9 MMboe of proved shale reserves and 0.3 MMboe of conventional reserves as of December 31, 2025. Production was 58.8 Mboe/d (of which 87% were oil) for the year ended December 31, 2025 and 61.6 Mboe/d for the fourth quarter of 2025. The 35-year term unconventional exploitation concession was granted to us in December 2019 and expires on December 19, 2053. In connection with the granting of such unconventional concession, as of December 31, 2025, we have already fulfilled the commitment to drill eight horizontal wells for a total investment of US$105.6 and US$14.7 million related facilities.

During the year ended December 31, 2025, we completed and tied-in nine pads (BPO-31 to BPO-39), adding 36 shale oil wells and taking the shale oil well count in Bajada del Palo Oeste to 153 at year-end. Total shale production of the block during the year ended December 31, 2025 increased to 58.5 Mboe/d. In November 2025, as a result of a successful pilot in an area of structural faults, we added 125 additional wells to the inventory.

Bajada del Palo Este

We are the operator and holder of 100% of the exploitation concession granted for the Bajada del Palo Este block in the Neuquina Basin located in the Province of Neuquén. Bajada del Palo Este has 48,853 gross acres with exposure to shale oil Vaca Muerta acreage. We estimate there are up to 175 well locations to be drilled in this block, of which 25 were incorporated to the well inventory in 2025 as a consequence of the successful pilot drilled in Bajada del Palo Oeste.

The block had 98.2 MMboe of reserves (100% shale) as of December 31, 2025. Production from Bajada del Palo Este was 13.8 Mboe/d (of which 93% was oil) for the year ended December 31, 2025 and 13.8 Mboe/d for the fourth quarter of 2025.

During the year ended December 31, 2025, we completed and tied in three pads (BPE-8 and BPE-10), adding nine shale oil wells, therefore increasing the total number of shale oil wells in Bajada del Palo Este to 26 by year-end.

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

Aguada Federal

Aguada Federal is an unconventional exploitation concession in the Neuquina Basin located in the Province of Neuquén, covering approximately 24,058 gross acres. On September 16, 2021, we acquired a 50% non-operated working interest in Aguada Federal from ConocoPhillips Petroleum Holdings B.V. (“ConocoPhillips”). On January 7, 2022, we acquired an additional 50% non-operated working interest from Wintershall DEA Argentina S.A. and, therefore, as of such date, we became the operator and sole concession holder of the block.

The block had 49.0 MMboe of proved reserves, as of December 31, 2025. Production was 4.9 Mboe/d (of which 88% were oil) for the year ended December 31, 2025 and 7.4 Mboe/d for the fourth quarter of 2025.

As of December 31, 2025 we had tied-in 17 shale wells in the block. We estimate that there are up to 150 well locations to be drilled in this block. The concession expires on December 20, 2050.

As of the date of this annual report, we have no pending commitments in this block.

Águila Mora

We are the operator and holder of a 90% participation interest in the unincorporated joint venture with Gas y Petróleo del Neuquén S.A. (“G&P”) (which owns the remaining 10% participation interest) for the unconventional exploitation concession over the Águila Mora block in the Neuquina Basin located in the Province of Neuquén, which covers approximately 23,475 gross acres. The block had 0.2 MMboe of proved reserves, as of December 31, 2025. Production was 0.6 Mboe/d (of which 71% were oil) for the year ended December 31, 2025 and 0.4 Mboe/d for the fourth quarter of 2025.

As of December 31, 2025, we had tied-in two shale wells in the block. We estimate there are up to 100 well locations to be drilled in this block. The concession expires on November 28, 2054.

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

Bandurria Norte

Bandurria Norte is an unconventional exploitation concession in the Neuquina Basin located in the Province of Neuquén, which covers approximately 26,404 gross acres. On September 16, 2021, we acquired a 50% non-operated working interest in the Bandurria Norte concession from ConocoPhillips. On January 17, 2022, we acquired an additional 50% working interest from Wintershall DEA Argentina S.A. and we became, as of such date, the operator and sole concession holder of the block.

As of December 31, 2025, the block had no proved reserves. Total production was 0.1 Mboe/d (100% representing oil) for the year ended December 31, 2025, and nil for the fourth quarter of 2025.

Since 2017, a total of four horizontal wells have been drilled in this concession, all of which proved hydrocarbon production, prior to being shut-in in 2019. We estimate there are up to 150 well locations to be drilled in this block. The concession expires in 2050. As of the date of this annual report, we have no pending commitments in this block.

Coirón Amargo Norte

We are the operator and holder of an 84.6% working interest in the unincorporated joint venture for the exploitation concession for Coirón Amargo Norte in the Neuquina Basin located in the Province of Neuquén, which covers approximately 26,598 gross acres.

As of December 31, 2025, this block had no proved reserves. Production was 0.008 Mboe/d (100% representing oil) for the year ended December 31, 2025, and nil for the fourth quarter of 2025.

The concession expires on February 22, 2037. Based on the solid productivity results of our pilot in Bajada del Palo Este, we have added 80 well locations to the drilling inventory in Coirón Amargo Norte.

As of the date of this annual report, there are no pending capital commitments in this block.

La Amarga Chica

On April 15, 2025, as a result of the La Amarga Chica Acquisition, Vista Argentina, through Vista LACH, became the owner of the 50% non-operated working interest in La Amarga Chica, located in Vaca Muerta, Neuquén Province, which covers approximately 46,404 gross acres. The remaining 50% working interest corresponds to YPF, which is the operator of the block.

By Decree of the Province of Neuquén No. 2963/14, YPF was granted a concession for the unconventional exploitation of hydrocarbons on La Amarga Chica for a term of 35 years, expiring on December 19, 2049. Subsequently, by Decree No. 772/15 dated April 24, 2015, the Province of Neuquén authorized YPF, as holder of La Amarga Chica, to assign 50% of the total rights, titles and obligations to Vista LACH. As of the date of this annual report, there are no pending capital commitments in the block.

As of December 31, 2025, this block had 151.3 MMboe proved reserves at our 50% working interest. La Amarga Chica had a net production of 41.1 Mboe/d for the year ended December 31, 2025, of which 32.9 Mboe/d (88% of oil) were attributable to Vista considering consolidation since April 1, 2025, and 48.6 Mboe/d for the fourth quarter of 2025. We estimate that La Amarga Chica has 323 well locations in its inventory (at 50% working interest).

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

As of December 31, 2025, this block had proved net reserves of 0.4 MMboe. Net production was 0.1 Mboe/d (10% representing oil) for the year ended December 31, 2025, and 0.1 Mboe/d for the fourth quarter of 2025. San Pedrito Exploitation lot under the Acambuco concession expires in 2036, whereas the Macueta Exploitation lot, also under the Acambuco concession, expires in 2040.

As of the date of this annual report, there are no pending capital commitments in this block.

On April 7, 2026, the Company, through its subsidiary Vista Argentina, entered into an agreement with Pan American Energy, S.L. Argentine Branch, for the assignment of a 1.5% non-operated interest in the conventional exploitation concession Acambuco. The assignment is subject to the fulfillment of certain conditions precedent, and the total price amounts to US$600,000, payable by Pan American Energy, S.L. Argentine Branch within 10 business days of the closing of such assignment.

CAT Exploitation Concessions

As a result of the Conventional Assets Transaction, effective March 1, 2023, Tango became the operator of the following concessions in the Neuquina basin, in Argentina: Entre Lomas Neuquén, located in the Province of Neuquén, and Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo–Medanito SE, each located in the Province of Río Negro. Vista remains the concession title holder until no later than the final closing date on February 28, 2027, when the CAT Exploitation Concessions will be transferred to Tango, subject to provincial approvals. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

On December 6, 2024, pursuant to Decree No. 491/2024, the Province of Río Negro approved a 10-year extension in favor of Vista Argentina for its non-operated conventional exploitation concessions in the following areas: (i) Entre Lomas Río Negro and 25 de Mayo–Medanito SE, together with their associated transportation concessions, each extended until 2036; and (ii) Jagüel de los Machos, extended until 2035. In connection with the extension of these concessions, the Company assumed additional investment commitments, as described below.

As of December 31, 2025, the Company had the following pending commitments, including those assumed under the terms of the above-mentioned concession extensions. In Entre Lomas, Río Negro, the Company is committed to drilling and completing four development wells with an estimated cost of US$10.5 million, executing 17 well workovers and abandoning 12 wells for an estimated cost of US$7.7 million, and investing in new and existing facilities for an estimated cost of US$3.1 million. In 25 de Mayo–Medanito SE and Jagüel de los Machos, the Company is committed to drilling and completing five development wells with an estimated cost of US$7.7 million, executing 11 well workovers and abandoning 19 wells for an estimated cost of US$6.6 million, and investing in new and existing facilities for an estimated cost of US$1.4 million. Pursuant to the Conventional Assets Transaction Agreement, Tango has assumed all investment commitments, as well as costs, taxes, and royalties related to the CAT Exploitation Concessions.

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

Mexico

CS-01 Block

We hold a 100% interest in the license agreement originally entered into with CNH (and currently administered by SENER) for block CS-01. The block covers approximately 14,332 gross acres and is located in the state of Tabasco. As of December 31, 2025, the block had no proved reserves. During 2025, average production of CS-01 was 0.4 Mboe/d (97% representing oil). This license agreement will terminate in 2047. As of the date of this annual report, we have no pending investment commitments.

On November 6, 2025, Vista submitted a notice of irrevocable relinquishment of the CS-01 block to the SENER, which is pending confirmation as of the date of this annual report.

Oil and Natural Gas Reserves

Reserves

The information included in this annual report regarding proved reserves is derived from estimates of the proved reserves as of December 31, 2025, in the 2025 Reserves Report prepared by D&M. The 2025 Reserves Report is included as Exhibit 99.1 to this annual report.

D&M is an independent reserves engineering consultant. The 2025 Reserves Report is based on information provided by us and presents an appraisal as of December 31, 2025, of oil and gas reserves located in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal, Águila Mora, Bandurria Norte, Coirón Amargo Norte, Entre Lomas Río Negro, Entre Lomas Neuquén, Charco del Palenque, Jarilla Quemada, Jagüel de los Machos, 25 de Mayo–Medanito SE, Acambuco, and La Amarga Chica concessions, all of which are located in Argentina and of our oil and gas reserves located in the CS-01 block in Mexico.

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

The Company considers that its remaining estimated volumes of oil and gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, crude oil prices used in determining proved reserves were the average price during the 12 months prior to the end date of December 31, 2025, and 2024, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no natural gas prices available in the benchmark market in Argentina, we used the average gas prices for the previous year to determine gas reserves. In addition, for certain gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through Plan GasAr round. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume.

The following table sets forth summary information about the oil and natural gas net proved developed and undeveloped reserves of the assets owned by Vista in Argentina and Mexico as of December 31, 2025. The proved developed and undeveloped reserves estimates included below were calculated based on their respective working interest percentages.

	Crude oil, condensate and NGL(1) (MMbbl)	Consumption plus natural gas sales(2) (MMboe)	Consumption plus natural gas sales(2) (Bcf)	Total proved reserves (MMboe)	% Oil
Net Proved developed:	208.4	24.1	135.2	232.5	90%
Argentina	208.4	24.1	135.2	232.5	90%
Mexico	—	—	—	—	—
Net Proved undeveloped:	314.7	41.0	230.2	355.7	88%
Argentina	314.7	41.0	230.2	355.7	88%
Mexico	—	—	—	—	—
Total Net Proved	523.0	65.1	365.2	588.1	89%
Argentina	523.0	65.1	365.2	588.1	89%
Mexico	—	—	—	—	—

Total figures may not add up due to rounding.

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented 2.2% of our proved developed and undeveloped reserves as of December 31, 2025, respectively.

(2)	Natural gas consumption represented 10% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2025, and 12% as of December 31, 2024.

As of December 31, 2025, the oil and gas proved reserves of the assets we own a total of 588.1 MMboe (523.0 MMbbl of oil, condensate and NGL and 365.3 Bcf, or 65.1 MMboe of gas). Proved developed reserves were 232.5 MMboe, whereas proved undeveloped reserves were 355.7 MMboe, representing 60% of our total proved reserves. As of December 31, 2025, our implied reserves replacement ratio was 605%, with a total of 698 booked net well locations, comprising 357 net well locations classified as proved developed and 341 as proved undeveloped, both including La Amarga Chica locations at 50% working interest. The organic reserve replacement ratio, that is, excluding the incorporation of reserves from La Amarga Chica Acquisition and the Trafigura Agreement, was 260%.

	Total Proved Developed				Total Proved Undeveloped				Total Proved
	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved developed reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved undeveloped reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved reserves
	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)
Argentina:
Bajada del Palo Oeste	99.9	12.4	69.7	112.3	148.5	24.4	137.2	172.9	248.4	36.9	206.9	285.3
La Amarga Chica	77.2	7.0	39.5	84.2	61.7	5.4	30.3	67.1	138.9	12.4	69.7	151.3
Bajada del Palo Este	22.0	1.0	5.7	23.0	69.7	5.6	31.6	75.3	91.6	6.6	37.3	98.3
Aguada Federal	7.6	1.1	6.0	8.7	34.7	5.5	31.1	40.3	42.4	6.6	37.1	49.0
Entre Lomas Rio Negro	0.8	1.1	6.3	1.9	0.0	0.0	0.0	0.0	0.8	1.1	6.3	1.9
25 de Mayo–Medanito SE	0.3	0.4	2.5	0.7	0.0	0.0	0.0	0.0	0.3	0.4	2.5	0.7
Jagüel de los Machos	0.3	0.4	2.4	0.7	0.0	0.0	0.0	0.0	0.3	0.4	2.4	0.7
Acambuco	0.0	0.3	1.8	0.4	0.0	0.0	0.0	0.0	0.0	0.3	1.8	0.4
Águila Mora	0.1	0.0	0.3	0.2	0.0	0.0	0.0	0.0	0.1	0.0	0.3	0.2
Charco del Palenque	0.1	0.1	0.4	0.1	0.0	0.0	0.0	0.0	0.1	0.1	0.4	0.1

	Total Proved Developed				Total Proved Undeveloped				Total Proved
	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved developed reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved undeveloped reserves	Crude oil, condensate and NGL(1)	Consumption plus natural gas sales(2)		Total of oil and gas proved reserves
	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)	(MMbbl)	(MMboe)	(Bcf)	(MMboe)
Entre Lomas Neuquén	0.1	0.1	0.3	0.1	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.1
Jarilla Quemada	0.0	0.1	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.4	0.1
Coirón Amargo Norte	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Argentina Subtotal	208.4	24.1	135.2	232.5	314.7	41.0	230.2	355.7	523.0	65.1	365.3	588.1

Mexico:
CS-01	—	—	—	—	—	—	—	—	—	—	—	—
Mexico Subtotal	—	—	—	—	—	—	—	—	—	—	—	—

Total	208.4	24.1	135.2	232.5	314.7	41.0	230.2	355.7	523.0	65.1	365.3	588.1

(1)

Our hydrocarbon liquid volumes include crude oil, condensate and NGL (LPG and natural gasoline). We do not include separate figures for NGL reserves because they represented 2.2% of our proved developed and undeveloped reserves as of December 31, 2025.

(2)	Natural gas consumption represented 10% of total natural gas reserves (consumption plus natural gas sales) as of December 31, 2025, and 12% as of December 31, 2024.

Changes in our proved undeveloped reserves during the year ended December 31, 2025

As of December 31, 2025, we had an estimated volume of proved undeveloped reserves of 355.7 MMboe. This compares to an estimate of proved undeveloped reserves of 246.0 MMboe as of December 31, 2024. The total increase of 109.7 MMboe (+101.2 MMbbl of crude oil, condensate and NGL and +47.6 Bcf of natural gas) in proved undeveloped reserves in 2025 is attributable to:

Argentina:

•

An increase of 73.3 MMboe (+66.0 of crude oil, condensate and NGL and +40.9 Bcf of natural gas) due to extensions and discoveries, mainly related to the drilling activity targeting the Vaca Muerta formation in: (a) the Bajada del Palo Oeste concession (+41.6 MMbbl of crude oil, condensate and NGL and +30.2 Bcf of natural gas), (b) the Bajada del Palo Este concession (+19.4 MMbbl of crude oil, condensate and NGL and +8.5 Bcf of natural gas) and (c) the Aguada Federal concession (+5.0 MMbbl of crude oil, condensate and NGL and +2.2 Bcf of natural gas);

•	An increase of 72.2 MMboe (+65.0 MMbbl of crude oil, condensate and NGL and +40.6 Bcf of natural gas), resulting from the La Amarga Chica Acquisition;

•

A decrease of 28.9 MMboe (-24.5 MMbbl of crude oil, condensate and NGL and -24.5 Bcf of natural gas), resulting from (i) the conversion of proved undeveloped reserves to proved developed reserves generated by the successful drilling of Vaca Muerta unconventional wells, including (a) 4 wells in Aguada Federal (-2.3 MMbbl of crude oil, condensate and NGL and -1.4 Bcf of natural gas); and (b) 22 wells in Bajada del Palo Oeste (-19.0 MMbbl of crude oil, condensate and NGL and -12.8 Bcf of natural gas); and (ii) development progress and revisions to the undeveloped proved well inventory in La Amarga Chica, including 45 horizontal wells connected following Vista’s acquisition and the addition of 38 horizontal wells to the undeveloped proved well inventory (-3.3 MMbbl of crude oil, condensate and NGL and -10.3 Bcf of natural gas).

Mexico:

•

A decrease of 6.9 MMboe (-5.3 MMbbl of crude oil, condensate and NGL and -9.4 Bcf of natural gas) to zero MMboe, related to changes in the development plan, related to the submission of a notice of irrevocable relinquishment of the CS-01 block to the SENER on November 6, 2025, which is pending confirmation to the date of issuance of this annual report.

During 2025, we invested US$564.6 million (corresponding to the drilling, completion and tie-in activities and tie-in facilities of 56 net new shale wells) to convert proved undeveloped reserves to proved developed reserves. During 2024, we invested US$442.1 million (corresponding to the drilling, completion and tie-in activities of 26 gross or net new shale wells) to convert proved undeveloped reserves to proved developed reserves.

We plan to put 100% of our reported 2025 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

Reserves Estimation Process—Internal Controls

We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with our independent reserves engineering consultants to ensure the integrity, accuracy and timeliness of data used by our independent reserves engineering consultants in their estimation process and who have knowledge of the specific properties under evaluation. Our Chief Operations Officer, Matías Weissel, is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. He has more than 15 years of experience in E&P. See “Item 6—Directors, Senior Management and Employees—Executive Team.”

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

Recognizing that reserves estimates are based on interpretations and judgments, there might be differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer. Although such differences were discussed in the technical meetings, the reports include figures estimated by our Independent Qualified Reserves Engineer. Once the process is finished, the Independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to members the Executive Team for review.

Independent Reserves Engineer Consultants

The 2025 reserves estimates of the assets we own in Argentina and Mexico were certified by D&M, a global oil and gas consultancy that has been offering technical, commercial, and strategic advice to the oil and gas industry since 1936. Vista asked D&M to prepare the 2025 Reserves Report which was issued on January 26, 2026, covering reserves as of December 31, 2025, of the assets we own in Argentina and Mexico. For the year ended December 31, 2025, the technical person within the third-party engineering firm overseeing the preparation of the reserves estimates presented in our filing for Argentina and Mexico was Mr. Juan Pablo Francos. For disclosure describing the qualifications of D&M’s technical person primarily responsible for overseeing our reserves evaluation, see Exhibit 99.1 to this annual report.

Technology Used in Reserves Estimation

According to SEC guidelines used in the preparation of the 2025 Reserves Report, proved reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with “reasonable certainty” to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

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

Our estimated proved reserves as of December 31, 2025 included in the 2025 Reserves Report are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also includes subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well controls. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Acreage

As of December 31, 2025, our total developed and undeveloped operated acreage in Argentina and Mexico, both gross and net, was as follows:

	Total Acreage		Total Developed Acreage		Total Undeveloped Acreage
	Gross	Net	Gross	Net	Gross	Net
Argentina	212,029	205,592	42,482	42,395	169,547	163,196
Mexico	14,332	14,332	13,591	13,591	10,741	10,741

Figures are approximate amounts.

As of December 31, 2025, we held a non-operated working interest of 50% in La Amarga Chica, a non-operated working interest of 1.5% in Acambuco, and, as a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023 (see “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta”). As of December 31, 2025, these assets had a combined gross acreage of 699,350, of which 149,206 acres were developed and 550,144 acres were undeveloped.

As of December 31, 2025, our total net shale acreage was 228,794 acres, including 205,592 in our operated assets and 23,202 in La Amarga Chica.

Productive Wells

As of December 31, 2025, we owned and operated 371 gross productive wells, 369 net productive wells and three injector wells. Below is a table showing our total gross and net operated productive wells in Argentina and Mexico as of December 31, 2025. The table includes the total gross and net operated productive wells by us and our subsidiaries. We did not drill any exploratory wells as of December 31, 2025.

	Oil		Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Argentina	340	338	31	31	371	369
Mexico	—	—	—	—	—	—

Figures are approximate amounts.

As of December 31, 2025, we held a non-operated working interest of 50% in La Amarga Chica, a non-operated working interest of 1.5% in Acambuco, and, as a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023 (see “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta”). As of December 31, 2025, these assets had a total of 872 gross productive wells.

Present Activities

The following table shows the number of wells in Argentina and Mexico, operated by Vista, that are in the process of being drilled or were in active completion stages, and the number of wells suspended or waiting on completion as of December 31, 2025. For more information on our present activities, see “ —Drilling Activities.”

	Wells in process of being drilled or in active completion in Argentina	Wells in process of being drilled or in active completion in Mexico
Oil wells
Gross	25	—
Net	25	—
Gas wells	0
Gross	0	—
Net		—

As of December 31, 2025, we held a non-operated working interest of 50% in La Amarga Chica, a non-operated working interest of 1.5% in Acambuco, and as a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023 (see “Business Overview— Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta”). As of December 31, 2025, these assets had a total of 17 gross wells in process of being drilled or in active completion.

Production

The following tables set forth information on our oil and natural gas production volumes in Argentina and Mexico for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

				Production of Crude Oil(1) (in thousands barrels)			Production of Natural gas sales(2) (in millions of cubic feet)
Block	Working interest	Operator		2025	2024	2023	2025	2024	2023
Argentina
Neuquina Basin
Bajada del Palo Oeste	100%	Vista		18,677.95	16,868.65	10,501.18	15,471.62	13,570.83	10,293.94
La Amarga Chica(3)	50%	YPF		10,528.12	—	—	8,227.34	—	—
Bajada del Palo Este	- (4)	Vista		4,707.11	2,190.28	1,623.49	1,857.85	733.45	813.83
Aguada Federal	100%	Vista		1,553.42	1,565.54	1,673.56	1,196.96	1,067.97	1,233.63
Águila Mora	90%	Vista		145.86	238.50	428.01	334.24	520.39	287.27
Bandurria Norte	100%	Vista		43.57	2.48	—	—	—	—
Entre Lomas Río Negro	- (4)	Tango	(4)	245.70	320.97	500.42	1,190.01	1,199.41	1,065.73
Jagüel de los Machos	- (4)	Tango	(4)	180.22	248.79	352.14	1,000.77	635.16	594.19
25 de Mayo–Medanito SE	- (4)	Tango	(4)	191.62	256.49	373.90	363.14	126.67	166.53
Entre Lomas Neuquén	- (4)	Tango	(4)	99.28	131.68	170.82	202.88	132.00	200.85
Jarilla Quemada(5)	- (4)	Tango	(4)	24.70	30.85	43.65	282.87	123.92	150.08
Coirón Amargo Norte	86.4%	Vista		3.04	25.39	60.57	—	27.43	14.55
Charco del Palenque(5)	- (4)	Tango	(4)	—	—	—	—	—	—
Noroeste Basin
Acambuco	1.5%	Pan American		5.50	14.45	6.41	264.42	180.31	304.00
Mexico
CS-01	100%	Vista		131.79	218.76	227.40	23.02	35.03	77.03

(1)	Oil production is comprised of production of crude oil, condensate, natural gasoline, and NGLs.
(2)	Natural gas production excludes natural gas consumption.
(3)	Starting on April 1, 2025, 50% of La Amarga Chica production is consolidated following the La Amarga Chica Acquisition. See “La Amarga Chica Acquisition.”
(4)	Assets transferred to Tango, effective on March 1, 2023. See “—Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”
(5)	Jarilla Quemada consolidates the Agua Amarga production information (Jarilla Quemada plus Charco del Palenque production).

As a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023. See “ —Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta.”

Capital Expenditures

As of the year ended December 31, 2025, we invested US$1,330.5 million, of which US$1,141.2 million correspond to drilling and completion activity in Vaca Muerta (including La Amarga Chica), where we connected 74 new net wells during the year. As of the year ended December 31, 2025, capital expenditures in development facilities were US$113.5 million and capital expenditures in geological and geophysical studies, IT and other projects totaled US$75.8 million.

As of the year ended December 31, 2024, we invested US$1,296.8 million, of which US$996.3 million correspond to drilling and completion activity in Vaca Muerta, where we connected 50 new net wells during the year. As of the year ended December 31, 2024, capital expenditures in development facilities were US$228.8 million and capital expenditures in geological and geophysical studies, IT and other projects totaled US$71.6 million.

As of the year ended December 31, 2023, we invested US$734.3 million, of which US$501.9 million correspond to drilling and completion activity in Vaca Muerta, where we connected 31 new net wells during the year.

As of the year ended December 31, 2023, capital expenditures in development facilities were US$168.7 million and capital expenditures in geological and geophysical studies, IT and other projects totaled US$63.7 million.

Drilling Activities

As of the date of this annual report, our drilling activities are concentrated in Argentina.

During the year ended December 31, 2025, as operators, we drilled 49 net wells in Argentina and zero net wells in Mexico and performed zero workovers. All of these drilled and completed net wells targeted oil-weighted formations and no net wells targeted gas formations.

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

Argentina

For the Year Ended December 31,	Oil development net well – productive	Gas development net well – productive	Oil development net well – dry	Gas development net well – dry	Exploratory net well – productive	Exploratory net well – dry
2023	32	0	0	0	0	0
2024	50	0	0	0	0	0
2025	49	0	0	0	0	0

Mexico (1)

For the Year Ended December 31,	Oil development net well –productive	Gas development net well – productive	Oil development net well – dry	Gas development net well – dry	Exploratory net well – productive	Exploratory net well – dry
2023	0	0	0	0	6	0
2024	0	0	0	0	0	0
2025	0	0	0	0	0	0
(1)	On November 6, 2025, the Company submitted a notice of irrevocable relinquishment of the CS-01 block to the SENER, which is pending confirmation to the date of issuance of this annual report.

As of December 31, 2025, we held a non-operated working interest of 50% in La Amarga Chica, a non-operated working interest of 1.5% in Acambuco, and as a result of the Conventional Assets Transaction, we transferred the operations of six conventional assets in Argentina, effective March 1, 2023 (see “Business Overview— Transaction to Increase Focus on Shale Oil Operations in Vaca Muerta”). As of December 31, 2025, 51 gross wells were drilled in these assets.

One Team Contracts

We use a contracting approach (“One Team Contracts”) which aims to align the economic interest of Vista and key contractors through performance-based remunerations. Operationally, we aim to integrate our operating team with our service providers’ team by sharing common objectives and goals and by using same key performance indicators, which provide economic incentives to the personnel of all companies working under the One Team Contracts scope.

Transportation and Treatment

We treat and transport our oil, gas and water production in existing facilities that have sufficient capacity to process and deliver our current hydrocarbon production. The existing treatment facilities we operate are comprised of several oil and gas pipelines, nine tank batteries distributed throughout the blocks, two oil treatment plant, two water treatment plants and six gas compression stations.

All multiphase production from Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal and Coirón Amargo Norte is gathered at primary separation batteries. The oil is then transported via pipeline to two oil treatment plants (“OTP”): Entre Lomas OTP and Bajada del Palo Oeste OTP. Entre Lomas OTP has a processing capacity of 75,000 barrels per day, where it is treated to meet sales specifications. Oil for sale is subsequently piped from the Entre Lomas processing plant and injected into the Oldelval pipeline system. Bajada del Palo Oeste OTP was commissioned in 2024 and currently has a capacity of 28,000 barrels per day. Oil for sale from this facility is piped and injected into the VMON pipeline, which connects to Chile through the Trasandino pipeline.

Water is treated at, and pumped to disposal wells from, the Bajada del Palo Oeste water treatment plant (PIAS Borde Montuoso; 28,000 bbl/d capacity) and the Entre Lomas water treatment plant (80,000 bbl/d capacity).

Gas production from Bajada del Palo Oeste, Bajada del Palo Este and Aguada Federal is compressed and dehydrated in five compressor stations. Gas for sale is injected into Transportadora de Gas del Sur (“TGS”) Vaca Muerta system at Tratayen for further treatment, and finally injected into the TGS or Transportadora de Gas del Norte (“TGN”) systems. Part of the gas production from Aguada Federal is boosted and sent to a low-pressure gathering system in a neighboring block. Gas is then treated and compressed into TGS sales pipelines. Gas from Bajada del Palo Este production is injected into Entre Lomas gas treatment plant (45 MMscf/d capacity), which injects gas into the TGS system.

Gas from Coirón Amargo Norte is dehydrated and injected into the TGN Centro Oeste system.

Águila Mora production is separated in the block. Gas is compressed, dehydrated and injected into a gas pipeline on a neighboring block, which injects into the TGS system. Oil and water produced in Águila Mora are trucked to a tank battery at Bajada del Palo Oeste, where fluids are incorporated into the Bajada del Palo Oeste systems described above.

As a result of the Conventional Assets Transaction with Tango, the gas complex in Entre Lomas Central Production Facility is now operated by Tango. Vista Argentina and Tango have signed two agreements, whereby (i) Tango will treat and dispatch the natural gas corresponding to Vista Argentina injected at the Entre Lomas Central Production Facility, and (ii) Vista Argentina will treat and transport the crude oil and water corresponding to Tango produced at Agua Amarga and Entre Lomas.

La Amarga Chica block has nine primary separation batteries. Liquid production is pumped to two central processing facilities, each one with an oil treatment capacity of 75,000 Mbbl/d. Oil in spec is pumped to (i) VMOC pipeline which connects with Oldelval pipeline system, (ii) VMON pipeline, which connects to Chile through the Trasandino pipeline and to YPF’s Luján de Cuyo refinery. Gas production is compressed at each primary separation unit and sent via pipeline to YPF’s systems in neighboring blocks, where it is conditioned for sales and injected into TGS and TGN systems. Production water is treated at both central processing facilities and pumped to disposal wells.

Midstream

Once treated, we use the basin oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to refinery gate or a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is typically sold at the point of injection of the gas pipeline system near the oil field and, therefore, the customer bears all transportation costs and risks associated therewith.

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

As of the date of this annual report, our existing capacity in Oldelval was 111 Mbbl/d, including 62 of open access (includes 9 Mbbl/d corresponding to friction-reducing agents in use as of May 2024) and 49 Mbbl/d of firm capacity related to the Duplicar project, which became fully online during March 2025. In addition, we hold 33 Mbbl/d of pipeline capacity in VMON and Trasandino pipelines to access Chile. As a result, as of the date of this annual report, we held approximately 144 Mbbl/d of oil pipeline transportation capacity. We also held approximately 37 Mbbl/d of oil transportation capacity through trucking.

Additionally, on December 16, 2024, Vista Argentina entered into an agreement with YPF, Pampa, and Pan American Sur for the construction of the VMOS Project. Subsequently, Pluspetrol, Chevron (through two subsidiaries), Shell (through two subsidiaries), Tecpetrol and Gas y Petróleo del Neuquén S.A. also confirmed their participation. Under this agreement, the Company was allocated firm transportation, storage, and dispatch capacity of 50 Mbbl/d in the VMOS Project. The project is expected to have a total capacity of 550 Mbbl/d in its first stage, which is anticipated to be fully operational by mid-2027. See “—Vaca Muerta Oleoducto Sur Project.”

(1)	Based on contracts signed by Vista and data provided by project operators. Actual delivery dates and capacity might change subject to execution.
(2)	Oldeval pipelines include 9 Mbbl/d corresponding to friction-reducing agents in use as of May 2024.

For more detail on the midstream infrastructure network in Argentina, see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Frameworks in Argentina—Oil Midstream and Downstream.”

Delivery Commitments

We are committed to providing fixed and determinable quantities of crude oil, natural gas and NGL in the near future under a variety of contractual arrangements, some of them under firm arrangements and others on a spot basis. Certain of these commitments are with related parties on an intercompany basis. See “Item 7.B—Related Party Transactions.”

As of December 31, 2025, 8% of our oil production estimated for 2026 was subject to monthly delivery commitments in the domestic market and 26% of our oil production was subject to delivery commitments in the international markets. According to our estimates, as of December 31, 2025, our contractual delivery commitments could be met with our own production.

Additionally, on December 4, 2025, Vista LACH, together with YPF, Shell Argentina and Equinor Argentina S.A.U., entered into an agreement with Empresa Nacional de Petróleo to export crude oil to Chile. The aggregated volume committed by the parties is 70,000 bbl/d through 2027, 64,630 bbl/d through 2030 and 55,927 bbl/d through June 30, 2033. Each party is severally, and not jointly, responsible for its respective share of the supply obligation. Vista LACH’s share is 21,315 bbl/d through 2030 and 22,437 bbl/d for the remaining term.

For natural gas, in April 2025 we signed annual commitments for the period May 2025 to April 2026, which together with the commitments already assumed with the Plan GasAr until 2028, add to approximately 35% of our marketable total production, with seasonal pricing arrangements. Part of the remaining volume will be committed to new sales agreements for the period May 2026 to April 2027 to the industrial segment and, if there are any remaining volumes, they will be sold on the spot market.

We intend to rely on our production from our assets and operations in Argentina described under “Business Overview—Our Operations” to satisfy the demand committed under our existing arrangements.

Our delivery commitments constitute forward-looking statements that are subject to several risks and uncertainties and are based on information available to us as of the date of this annual report. See “Forward-Looking Statements.”

For LPG, our propane and butane production was not subject to delivery commitments during the year ended December 31, 2025.

Customers and Marketing

Oil Markets

In Argentina, our crude oil production was sold both to domestic refineries and export markets during the years ended December 31, 2025, 2024 and 2023. During the year ended December 31, 2025, we exported 61% of our oil sales volumes, compared to 49% in 2024 and 52% in 2023. During the year ended December 31, 2025, 98% of our oil sales volumes were sold at export-parity prices, combining sales to international buyers and domestic buyers paying export-parity prices, compared to 68% in 2024 and 57% during 2023. In the past three years, our main domestic customers were Raizen and Trafigura.

In 2025, VEISA, the Company’s dedicated trading arm, started operations. VEISA is a company fully owned by Vista and was established as a part of our export-oriented strategy in order to broaden our market reach and expand our customer base.

Approximately 100% of our oil is produced in the Neuquina Basin and is referred to as Medanito crude oil, a light sweet crude oil generally demanded by Argentine refiners in the domestic market, as well as by international refiners. Production from our Neuquina Basin properties is mostly transported to Puerto Rosales, a major industrial port in the southern region of the Province of Buenos Aires through the Oldelval pipeline system, then goes to either the domestic refining market, which processed approximately 540 Mbbl/d during 2025, or to international customers through maritime transportation. Additionally, as of May 2023, we initiated oil exports to Chile through the Trasandino oil pipeline. Even though we prioritize long-term relationships with domestic customers, we have developed relationships with international customers in order to establish a diversified portfolio for our expected production increase in the upcoming years.

Natural Gas Markets and NGL

In Argentina, we have established a diversified portfolio of customers for natural gas. Our primary customers during the year ended December 31, 2025 were industrial customers, representing 50% of our total natural gas sales volumes for such period. The export market represented 7% of our sales in 2025. In 2024 and 2023, our primary customers were also industrial customers, representing 48% and 45% of our total natural gas sales volumes, respectively. Argentina has a highly developed natural gas market and a sophisticated infrastructure in place to deliver natural gas to cross-border export markets through several gas pipelines or to industrial and residential customers in the domestic market. As mentioned in other sections of this annual report, the natural gas market in Argentina are regulated by the Argentine government. Even though the Argentine government sets the price at which natural gas producers sell volumes to residential customers, volumes that are sold to industrial and other customers are not regulated and pricing varies with seasonal factors and industry category. We generally sell our natural gas to Argentine customers pursuant to short-term contracts and in the spot market. The Neuquina Basin is served by a substantial gas pipeline network that delivers gas to the Buenos Aires metropolitan and surrounding areas, and the industrial regions of Bahía Blanca and Rosario. Natural gas produced in our Neuquina Basin properties is readily marketed due to accessibility to such infrastructure. Our properties are well situated in the Basin with four major pipelines in close proximity.

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

Our NGL production is marketed within the Neuquina Basin, mainly sold to fractionators and petrochemical companies.

Competition

The oil and gas industry is competitive, and we may encounter strong competition from other independent operators and from major oil companies in acquiring and developing concessions or oil agreements. In Argentina, we compete for resources with YPF, Pan American, Pluspetrol, Tecpetrol, Chevron, Pampa, Compañía General de Combustibles, among others.

Intellectual Property

Our intellectual property is an essential element of our business, and our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent, trade secret, trademark and other intellectual property laws, confidentiality agreements and license agreements to establish and protect our intellectual property rights. As of December 31, 2025, we had all our trademarks duly registered with the regulatory authorities, noting as well that patent applications are not part of our usual business operations.

Information Technology

We rely on our information technology systems and automated machinery to efficiently manage our production processes and operate our business. Vista is a cloud-native company that has developed a strategy over the years to run its technology stack in a multicloud environment. We use various public cloud providers (e.g., AWS, GCP, and Azure) for digital products and on-premises systems for SCADA and DCS operations. Our partners of choice for high-availability servers and storage include Dell, IBM, and NetApp; for networking and firewalls, we rely on Cisco; and for administrative processes and internal controls, we use SAP and satellite solutions, which standardize our operations across the organization.

As with other organizations, our information technology systems are susceptible to damage or interruptions caused by cyber-attacks and security breaches. We adhere to the Cybersecurity Framework developed by the U.S. Department of Commerce’s National Institute of Standards and Technology (“NIST”), and Zero Trust Architecture developed by Cybersecurity and Infrastructure Security Agency (“CISA”). We evaluate, in collaboration with a top-tier third-party consultant, our maturity level against this framework, monitor current cybersecurity trends, and review disclosure research. Our cybersecurity strategy is aligned with NIST’s six core functions, as defined in the February 2024 release (version 2.0), to identify cybersecurity gaps and requirements. In 2025, we achieved a NIST cybersecurity score of 3.6 above our target of 3.5.

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

Operational excellence

Our operations are supported by an Operating Management System (OMS), which provides a structured framework to manage operational performance, risks and continuous improvement across our activities.

The OMS establishes guidelines, processes and controls aimed at ensuring consistency in execution and alignment with our operational objectives. It covers key aspects such as risk identification and management, incident reporting and investigation, and the monitoring of performance indicators.

We promote a disciplined approach to operations, supported by defined procedures, periodic training and internal follow up processes. This approach enables the identification of improvement opportunities and supports the implementation of corrective actions where needed.

Our focus on operational excellence is aimed at enhancing efficiency, reliability and consistency across our operations, contributing to the overall performance of the Company.

Environmental Strategy and Performance

At Vista, we make continuous efforts to deliver safe, reliable and affordable energy with lower emissions. Our environmental management approach focuses on minimizing the impact of our operations through emissions reduction and responsible management of water, waste, biodiversity and spills. These priorities are embedded in our operational practices and support the overall performance of the Company.

In 2021, we announced our ambition to reduce GHG emissions through a multi-year decarbonization plan. Such plan prioritizes selected projects from our abatement cost curve based on their carbon abatement potential and cost efficiency, targeting a scope 1 and 2 GHG emissions intensity of 7 kgCO2e/boe by 2026.

In 2025, we recorded a scope 1 and 2 GHG emissions intensity of 6.8 kgCO2e/boe, representing a 23% reduction compared to 2024. Since 2020, we have reduced our GHG emissions intensity by approximately 80%, as a result of operational improvements and a full focus on shale oil assets.

Additionally, we are developing our own portfolio of nature-based solutions (“NBS”) projects to capture carbon in soil and forests. In 2022, we established Aike, a Vista subsidiary dedicated to designing, managing, and executing carbon offset projects, staffed with leading local experts. Aike aims to develop projects of the highest quality, meaning that their impact is measurable, additional, permanent and positive for local communities and biodiversity. We believe NBS represents the most actionable, proven, efficient, and scalable carbon removal alternative currently available. Aike is developing 13 NBS projects in Argentina, across seven provinces (Corrientes, Formosa, Salta, Santa Fe, San Luis, Buenos Aires and Cordoba), including mixed afforestation and reforestation with native and exotic species, forest conservation, improved forest management, and regenerative agriculture and livestock projects.

By developing a top-tier NBS portfolio, we expect to generate a volume of carbon credits to match the size of our residual operational GHG emissions by 2026.

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
Imported electricity by a third party

Scope 2 emissions correspond to indirect emissions from purchased electricity. The Company reports total GHG emissions using a market-based approach.

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

Health and Safety

Health and Safety is a core priority of our organization and a key component of our operational performance. We are committed to providing our workforce with high standards of occupational health and safety, aligned with industry practices.

All employees and contractors across our operations, including offices and field activities, are required to comply with applicable legal requirements, internal policies, standards, procedures, and site access requirements. We aim to maintain TRIR below 1.0 and zero fatalities.

Our safety management system is implemented through our OMS framework, designed in accordance with recognized industry guidelines, including those of the IOGP and IPIECA.

Through this framework, we implemented standardized processes to identify, assess and manage operational risks, supported by safety procedures and practices such as training, work permits, internal audits, drills, tailgate safety meetings and job safety analysis.

In 2025, our TRIR was 0.8 (based on 6.3 million work hours during the period). In 2024 and 2023, our TRIR was 0.6 (based on 6.7 million work hours during the period) and 0.2 (based on 5.6 million work hours during the period), respectively. In 2024, a fatality occurred during a drilling operation conducted by Nabors for Vista. No fatalities involving our employees or contractors related to our operations were recorded in 2025 and 2023.

Human Capital and Corporate Responsibility

We believe our people are a key driver of our strategy as a high-growth, high-performance company. We focus on attracting, developing and retaining skilled talent, while enhancing learning and optimizing compensation and rewards.

We are committed to equipping our employees with the capabilities required to support their development and performance. As technology continues to reshape our industry, acquiring the right skills is essential to maintain competitiveness and operational efficiency. In 2025, we continued strengthening our technical career programs and leadership development initiatives. Throughout the year, we delivered a total of 32,643 training hours, representing an average of 56 hours per employee, reflecting an 89% increase year-over-year.

We promote an inclusive work environment based on merit, qualifications, fairness and equal opportunities, recognizing that diverse perspectives contribute to innovation and organizational performance. During 2025, the Company continued to advance its gender initiatives by recruiting and developing female talent, as well as implementing programs to foster the growth and leadership of high-potential women. In 2025, 33% of new hires were women, 5 p.p. above that share for 2024. Additionally, in 2025, 25% of employees were women, which is 10 p.p. above industry average, and 18% of STEM roles were held by women.

In addition, we engage with the communities where we operate through a structured social management framework aligned with international best practices, focused on stakeholder engagement and the identification and management of social risks through ongoing dialogue and preventive actions. In this context, we implement social investment initiatives to support local development. In 2025, the Company invested US$2.2 million in social programs across Argentina and Mexico, focusing on education, local development, rural development, institutional strengthening, and inclusion and values in sports and health.

Ethics, Compliance and Governance

We are committed to conducting our business with integrity and in accordance with applicable laws and regulations. Our Code of Ethics and Conduct and related policies establish the standards that guide the behavior of our employees and contractors, who are required to comply with them. These policies cover, among others, anti-corruption, conflicts of interest, human rights, non-discrimination, cybersecurity and whistleblower protection.

Governance of these matters is embedded within the Company’s overall governance structure, with oversight of the Executive Team and the Board of Directors.

In 2025, we enhanced employees’ understanding of compliance matters through in-person and virtual training aligned with our Code of Ethics and Conduct and related policies, and improved transparency in the disclosure of our ESG information. In addition, we achieved a NIST cybersecurity score of 3.6 and recorded no critical cybersecurity incidents. See “Item 16K – Cybersecurity.”

During 2025, the Company completed the sixth year of implementation of internal control standards in accordance with the Sarbanes-Oxley Act (SOX) and performed a management’s assessment of internal control over financial reporting.

We expect to publish our 2025 Sustainability Report during the second quarter of 2026. The report is expected to align with (i) Global Reporting Initiative (“GRI”) Standards, including GRI 1 (Foundation 2021), GRI 2 (General Disclosures 2021), GRI 3 (Material Topics 2021) and GRI 11 (Oil and Gas Sector 2021), and (ii) the Sustainability Accounting Standards Board for industry-specific ESG topics relevant to our financial performance and long-term value creation.

For the fifth consecutive year, the 2025 Sustainability Report will include information aligned with the recommendations published by the TCFD. Additionally, we expect to report our contribution to the UN Sustainable Development Goals. Our ESG progress is aligned with the 10 universal principles of the UN Global Compact and will serve as our 2025 Communication on Progress Report under the UN Global Compact framework.

The 2025 Sustainability Report will be published on our website. Information contained on, or accessible through, our website is not incorporated by reference in, and will not be considered part of, this annual report.

VX Ventures

VX Ventures AenP (“VX Ventures”) is Vista’s corporate venture capital fund, launched with an initial US$12.5 million funding commitment (which yearly investments represent less than 1% of Vista’s capital expenditures), with the objective of developing new businesses that can thrive through the energy transition and support Vista becoming a lower carbon and lower cost company. During 2023 and 2025, funding was increased by US$2.5 million and US$3.5 million, respectively, reaching a total of US$18.5 million as of December 31, 2025.

During 2025, we continued to pursue entrepreneurial, agile and dynamic companies that may become key agents of change and leverage Vista’s technical and project management skills with an entrepreneurial drive to access new markets.

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

As part of our VX Ventures portfolio, which as of December 31, 2025 includes investments in 20 start-ups and early-stage companies and in 2 global energy transition VC funds, we have created and funded Aike NBS S.A.U. (“Aike”) to deliver top-quality carbon offsets through the development of NBS projects, including forestry and soil carbon capture projects. Aike aims to also provide services to third companies to help them to fulfill their NBS project development needs and achieve their carbon capture objectives which will in turn benefit Vista by providing larger scale for its NBS projects. Aike has already started providing services to us in connection with Vista´s own NBS portfolio.

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

INDUSTRY AND REGULATORY OVERVIEW

Argentina’s Oil and Gas Industry Overview

Argentina has five producing oil and gas basins: Neuquina, Noroeste, Cuyana, Golfo San Jorge, and Austral Basin. As of December 31, 2024, Argentina’s oil and gas reserves totaled 6,529 MMboe, as reported by the SdE. In 2025, Argentina’s oil production was 810.1 Mbbl/d, while its gas production reached 141.3 MMm³/d. Production from the Vaca Muerta formation, which is located within the Neuquina basin, accounted for 501.5 Mbbl/d of oil (62% of total production) and 75.2 MMm³/d of gas (58% of total production), having recorded an oil production CAGR (compound annual growth rate) of 35% over the last five years.

Argentina Gross Oil Production (Mbbl/d)

Source: Argentine Secretariat of Energy.

Vaca Muerta Shale Formation

The Vaca Muerta formation, located in the Neuquina Basin, is considered one of the most prominent shale plays globally. The development of the Vaca Muerta formation plays an important role in the Argentine economy, and therefore the federal and provincial governments have introduced changes to the regulatory framework for E&P of unconventional hydrocarbons to attract investments.

Recent regulatory reforms, as well as significant reductions in well costs and improvements in well productivity over the past decade, have attracted over 30 oil and gas companies to Vaca Muerta, both domestic and international companies, including YPF, Vista, Shell, Pan American, Pluspetrol, Tecpetrol, Chevron, Pampa, Total, Continental, Geopark and Dow. Most of these companies, which hold acreage adjacent to our concessions, are already investing in their projects in full development mode, or in some cases are conducting project pilots.

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

Source: Company estimates, Argentine Ministry of Economy, Argentine SdE and the EIA.

Vaca Muerta acreage is estimated at more than 8.6 million acres, containing 16 Bnbbl of oil resources and 308 Tcf of gas resources. Such resources are equivalent to approximately 100 years and 200 years of domestic oil and gas consumption, respectively. The top five oil operators are YPF, Vista, Pluspetrol, Shell, and Pan American Energy. Most concessions are within the 30,000 to 100,000 acres range, which is significantly larger than the average leasehold in the United States. The terms of concessions in Argentina are also competitive compared to those in the United States, with unconventional concessions of 35 years and flat royalties of 12%.

Over the past years, Vaca Muerta has significantly increased its well activity from 102 new wells connected in 2019 to 437 new wells connected in 2025. The cumulative well count increased to 2,547 by year-end 2025. The quantity of active drilling rigs in the basin has also increased during the period, as shown below. Currently, approximately 49% of its surface area is under development.

Vaca Muerta Total Shale Well Count, cumulative

Source: Argentine Secretariat of Energy.

Vaca Muerta New Wells on Production and Drilling Rig Count, per year

Source: Company estimates, Economía y Energía Consulting, Argentine Secretariat of Energy

Oil and gas production from Vaca Muerta was 998.8 Mboe/d during the year ended December 31, 2025, an 18% increase compared to 2024. Shale oil production during the year ended December 31, 2025 was mainly driven by Loma Campana, La Amarga Chica (where Vista holds a 50% working interest), Bandurria Sur, and Bajada del Palo Oeste (held and operated by Vista), which combined contributed with 273.3 Mbbl/d. Shale gas production was mainly driven by Fortín de Piedra, La Calera, Aguada Pichana Este and Aguada Pichana Oeste, which combined contributed with 266.3 Mboe/d.

Vaca Muerta Gross Shale Oil and Gas Production (Mboe/d)

Source: Argentine Secretariat of Energy.

Vaca Muerta production has played a significant role in offsetting the decline of other basins in Argentina and increasing total oil and gas production, positioning Argentina as a structural oil exporter of light crude oil since 2022. As shown below, oil exports have increased from 68 Mbbl/d in 2019 to 266 Mbbl/d in 2025. Additionally, Vaca Muerta has allowed Argentina to reduce natural gas imports, both from neighboring Bolivia and Chile, and via LNG, which have decreased from 19.1 MMm³/d in 2019 to 3.8 MMm³/d in 2025. This trend has contributed significantly to improving Argentina’s balance of trade. According to the Argentine Ministry of Economy, Argentina’s energy trade balance was negative for US$7 billion in 2013 and reverted to a positive balance of US$8 billion in 2025.

Argentina Oil Exports (Mbbl/d)

Source: Argentine Secretariat of Energy, Ministry of Economy.

Argentina Natural Gas Imports (MMm3/d)

98

Source: Argentine Secretariat of Energy, Ministry of Economy.

Argentina Energy Trade Balance (US$ billion)

Source: Argentine Secretariat of Energy, Ministry of Economy.

Vaca Muerta is at a relatively early stage of its development compared to shale plays in the United States. The Permian Basin is a good analogue for Vaca Muerta, with similar geological characteristics and a long history of unconventional hydrocarbon development. However, Vaca Muerta has even more thickness than the Permian, with up to five different pay zones already tested in different blocks of the basin. As of December 31, 2025, operators have drilled around 2,500 wells in Vaca Muerta compared to around 60,000 in the Permian and more than 200,000 across all U.S. shale plays. It is possible that Vaca Muerta could have a growth trajectory similar to that of the Permian Basin or other U.S. shale plays in the coming years. The growing investment in Vaca Muerta is similar to the early stages of the Permian Basin’s remarkable growth since 2008, becoming one of the most prolific shale plays in the world.

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

Oil Midstream and Downstream

The Argentine crude oil pipeline network connects the producing basins with domestic refineries, which are located in the Province of Buenos Aires (i.e., La Plata, Bahía Blanca, Dock Sud, Campana), the Cuyo Basin (i.e., Luján de Cuyo), the Neuquina Basin (i.e., Plaza Huincul) and the Noroeste Basin (i.e., Refinor). During 2025, the domestic refineries processed approximately 540 Mbbl/d. Argentina’s key crude pipeline is the Oleoductos del Valle S.A. (“Oldelval”) system, with an oil pipeline from Puesto Hernández and Allen in the Neuquina Basin to Puerto Rosales near Bahía Blanca, transporting approximately 65% of the production from the Neuquina Basin, with a capacity of approximately 540,000 bbl/d (and up to approximately 615,000 bbl/d with friction-reducing agents).

In Puerto Rosales, a marine export terminal is operated by Oiltanking Ebytem S.A. (“OTE”), a company owned by YPF (30%) and Oiltanking (70%). The OTE facilities have 24 tanks with a storage capacity of 4.9 MMbbl, of which 3.0 MMbbl are used to store Medanito-type crude oil. OTE also owns (i) one dock with two sites with a total capacity of approximately 324,400 of displacement tonnage, and (ii) one buoy capacity of 70,000 deadweight tonnage. These two sites and the buoy provide services mainly for loading and unloading Panamax, Aframax and Suezmax vessels. Nearby, in Puerto Galván, Bahía Blanca, there is a smaller marine terminal that is operated by Trafigura, which has a dock that can also load and unload Panamax and Aframax vessels for the export market.

In early 2023, the Trasandino pipeline connecting the Argentine system to Chile became operational after being shut for more than a decade. This enabled export flows from the Neuquina Basin to Chile, starting in May 2023. This pipeline has a total capacity of 110,000 bbl/d. In November 2023, VMON, with 157,000 bbl/d of capacity, connecting Loma Campana to Puesto Hernández and the Trasandino pipeline, was commissioned.

Additionally, in December 2024, the VMOS Project was announced, consisting of a new pipeline from Allen to Punta Colorada in the Province of Río Negro, storage facilities, and a new port in a deep-water location. The VMOS Project will have an estimated initial capacity of 550,000 bbl/d and is expected to be completed by mid-2027.

The oil production that is not refined and consumed in Argentina is exported. During the year ended December 31, 2025, Argentina exported 266 Mbbl/d, according to INDEC, of which approximately 229 Mbbl/d were exported from the Neuquina basin (80 Mbbl/d to Chile and 150 Mbbl/d via the Atlantic).

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

Exploration and Production

The E&P of oil and natural gas is governed by exploration permits and exploitation concessions. Nevertheless, the Argentine Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or exploitation concessions, subject to prior authorization of the surface owner and the application authority.

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

Exploration Permits and Exploitation Concessions

The Argentine Hydrocarbons Law and its amendments regulate E&P activities as follows:

•

Exploration Permits: the term for conventional exploration permits is divided into two periods of up to three years each, plus a discretionary extension of up to five years, granting a maximum validity of 11 years. The extension is optional for the permit holder who has fulfilled the investment and other obligations under their responsibility. For offshore operation permits, each period of the basic exploration term for conventional objectives may be extended by one year. The term for these permits is divided into two periods of up to four years each, plus a discretionary extension of up to five years, granting a maximum validity of 13 years. The extension is optional for the permit holder who has fulfilled the investment and other obligations under their responsibility.

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

Reserves and Resources Certification in Argentina

The estimation of reserves and resources in Argentina is mainly governed by Resolution No. 324/2006 of the SdE and SdE Resources Resolution No. 69-E/2016. These regulations require holders of exploration permits and exploitation concessions to file by March 31 of each year estimates of natural gas and oil reserves and resources existing as of December 31 of the previous year. Estimates must be certified by an external auditor and sent to the SdE. Information is required to be presented following the criteria approved by the SPE, the WPC (World Petroleum Council) and the AAPG (American Association of Petroleum Geologists), which are widely accepted internationally.

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

These authorizations allow for the construction and operation of essential facilities for hydrocarbon transportation, such as pipelines, storage, plants, and other necessary infrastructure, all subject to prevailing legislation and technical standards.

Holders of exploitation concessions are entitled to transportation authorizations. If the construction of permanent works exceeds the concession limits, they must obtain additional authorizations. If the works remain within the concession limits, the authorization is optional and granted under the same conditions as the exploitation concession.

The duration of transportation authorizations is the same as the associated exploitation concessions. Upon expiration, the facilities revert to state ownership. Extensions of 10 years can be requested if obligations are met and hydrocarbons are being transported at the time of the request. Transport and processing authorizations do not grant exclusive rights to the holders.

Authorized transporters must carry third-party hydrocarbons without discrimination, provided there is available capacity and no technical impediments. Unused transportation capacity must be made available to third parties, subject to the needs of the authorized transporter.

Federal or provincial authorities will establish rules for coordinating transportation systems. Tariffs for hydrocarbon transportation and related services are regulated, with maximum amounts set by Resolution No. 5/04 of the SdE, as amended. These changes aim to streamline the hydrocarbon transportation and processing framework, ensuring fair access and efficient operation within the sector.

The last update to the maximum amounts was established on June 11th, 2025, with the publication of the SdE resolution No. 256/2025.

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

Law No. 27,007 amended and upgraded as statutory law the Investment Promotion Regime for the Exploration of Hydrocarbons (Régimen de Promoción de Inversión para la Explotación de Hidrocarburos) which was created by Decree No. 929/2013. Under this regime, hydrocarbon exploitation investment projects, as authorized by the Argentine Ministry of Economy, that imply direct investments in foreign currency greater than US$250 million during the first three years following the project’s approval, are deemed beneficiaries of the regime and will be entitled to the following benefits, among others:

(i)	to freely export up to 20% of their production of liquid and gaseous hydrocarbons produced by the project, with a 0% export duty rate, should these be applicable; and

(ii)	no mandatory settlement into the foreign exchange market of any proceeds in foreign currency obtained from such 20% of exports.

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

Plan GasAr 2020-2024

By means of Decree No. 892/2020, (amended by Decree No. 730/2022 and Resolution No. 606/2025 of the SdE), the Argentine government implemented the Argentine Plan for the Promotion of Natural Gas Production – Supply

and Demand Scheme 2020-2024 (Plan de Promoción de la Producción de Gas Natural Argentino – Esquema de Oferta y Demanda 2020-2024).

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

On December 29, 2025, Resolution No. 606/2025 of the SdE was published, which aims to facilitate the contractual normalization of the natural gas market by promoting that natural gas purchase and sale agreements entered into between Energía Argentina S.A. (“EA”) and producers under the Plan GasAr may be assigned and reallocated directly to distribution companies or other market participants, such as generators or CAMMESA, without the intermediation of EA.

The measures adopted primarily consist of the assignment of natural gas supply agreements entered into between EA and producers in favor of distribution companies -and, as applicable, other market participants, such as generators or CAMMESA- with respect to those producers that adhere to the new framework. Once such assignments are completed, producers will invoice directly the gas price at the PIST in accordance with the reassigned agreements, while maintaining entitlement to the compensation payable by the Argentine government under the terms of Plan Gas Ar.

In addition, adhering producers are released from certain periodic reporting obligations regarding investments, including the quarterly report with monthly breakdown, without prejudice to the effective compliance with the committed investments.

Ley de Bases

On July 8, 2024, the Ley de Bases was published in the Argentine Official Gazette, introducing amendments to the Natural Gas Law and the Argentine Hydrocarbons Law.

The main amendments to the Argentine Hydrocarbons Law include:

•	Expanding the self-sufficiency paradigm of the Argentine Hydrocarbons Law to incorporate the maximization of economic profits to encourage new investments;

•	Eliminating restrictions on hydrocarbon exports and establishing freedom to market and export hydrocarbons and their derivatives;

•	Prohibiting the Argentine government from intervening in the pricing of oil, gas, and refined products in the domestic market;

•	Including hydrocarbon processing and storage activities within the regulatory framework;

•	Allowing the conversion of concessions from conventional to unconventional exploitation until December 31, 2028;

•	Defining specific requirements for bidding on new areas and eliminating the possibility of extending exploitation concessions for new concessions;

•	Modifying the fees payable by concession and permit holders;

•	Revising the royalty regime, except for concessions already awarded;

•	Replacing transportation concessions with a system of transportation and storage authorizations, as well as hydrocarbon processing authorizations; and

•	Allowing foreign companies to participate in public bids for permits and concessions.

The main amendments to the Natural Gas Law include the following:

•	Eliminating the requirement to obtain prior authorization for natural gas imports;

•	Removing the limitation that previously required the domestic market supply to remain unaffected;

•	Establishing a special framework for LNG, guaranteeing firm export conditions that, once authorized, cannot be modified; and

•	Extending the duration of licenses for natural gas transportation and distribution services from 10 to 20 years.

The Ley de Bases also established Argentina’s Incentive for Large Investments Framework (Régimen de Incentivo para Grandes Inversiones) (“RIGI”). The RIGI was regulated by Decree No. 749/2024, issued by the Argentine Executive Branch on August 23, 2024, along with further regulations. It encourages investments in projects that qualify as large, long-term investments in Argentina and operate in certain specified sectors. The RIGI grants tax, customs, and foreign exchange benefits, implements a legal stability provision, and provides a dispute resolution mechanism that allows claimants to submit claims against the Argentine government through arbitration. In addition, the RIGI offers a 30-year stability period for the benefits, starting from the date an investment adheres to the RIGI.

Under the Ley de Bases, “large investments” made under the RIGI are deemed to be in the national interest and are covered by the constitutional prosperity clause set out in Section 75, Subsection 18 of the Argentine Constitution. The RIGI applies at the federal level throughout Argentina.

To qualify under the RIGI, the project must be operated by a SPV in any of the following sectors: forestry (wood-based activities and forest plantations), tourism (lodging and accommodations), infrastructure (logistics, transportation, recreation, and public services), mining (exploration and exploitation of minerals), technology (innovative goods and services, including biotechnology, nanotechnology, new energy mobility, aerospace, nuclear, software, robotics, AI, and defense), iron and steel (processing of iron ore, steel, and alloys), energy (generation, storage, transportation, and distribution of renewable and non-renewable energy, low-carbon energies, bioenergy, and carbon capture), and oil and gas midstream and downstream activities, including treatment plants, pipelines, storage, petrochemicals, LNG export, and offshore operations.

On February 18, 2026, the Argentina government published Decree 105/2026 which extended the benefits of RIGI to onshore upstream activities, subject to a minimum investment commitment of US$600 million.

Special Frameworks to Access to the Foreign Exchange Market

On April 11, 2025, the Argentine government announced measures to ease regulations regarding access to the foreign exchange market. These measures include:

(i)	the establishment of floating bands for the dollar exchange rate, permitting fluctuations between Ps.1,000 and Ps.1,400, with these limits expanding at a rate of 1% per month;

(ii)

the elimination of the Exports Increase Program, which previously required 80% of export proceeds to be settled through the foreign exchange market and 20% through the financial market (also known as the Dollar Blend);

(iii)

the elimination of foreign exchange restrictions for individuals, including the monthly US$200 limit and restrictions on recipients of pandemic-era government assistance, subsidies, public employment, or similar measures, as well as cross-restrictions under Communication “A” 7,340. Additionally, the ARCA (as defined below) removed the current tax perception on foreign currency acquisitions in the exchange market, maintaining it only on tourism and credit card payments;

(iv)	the authorization of dividend payments to foreign shareholders of Argentine companies, for financial years commencing in 2025;

(v)	the relaxation of deadlines for foreign trade operations payments, including:

a.	goods imports may be paid upon customs entry registration (previously 30 days);

b.	imports of goods by SME companies may be paid from the origin dispatch (previously 30 days post customs entry registration);

c.	service imports may be paid from the service provision date (previously 30 days);

d.	capital goods imports may be paid with a 30% advance, 50% post port dispatch, and 20% after customs entry (previously 20% advance for SMEs);

e.	imports of services between related companies may be paid 90 days post service provision (previously 180 days); and

(vi)	a one-time waiver of the 90-day restriction in Communication “A” 7,340 for legal entities, to enhance operational efficiency in the foreign exchange market.

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

Under Law No. 27,191, by December 31, 2017, 8% of the electricity consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2025, electricity originated from renewable sources represented 18.9% of the total demand according to the data released by CAMMESA. This represents an increase of 2.6 percentage points compared to 2024, when renewables accounted for 16.3%.

At the provincial level, Neuquén passed Provincial Law No. 3,454 in August 2024 (Decree No. 1039/2024), which established the principles and strategies corresponding to the public policies for climate change. It’s main objective is to encourage and promote a model of sustainable development, the transition to renewable energy, scientific and technological development and the involvement of citizens, private companies and non-governmental organizations.

Mexico’s Oil and Gas Industry Overview

Mexico has significant hydrocarbon resources with estimated oil and gas proved developed and undeveloped reserves of 8.4 Bnboe and 3P reserves of 23.1 Bnboe, in each case as of December 31, 2023, according to the SENER. Multiple formations exist to develop productive fields.

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

Multiple E&P plays across basins

Source: EIA.

There used to be four principal means for private entities to invest in Mexico’s E&P sector: E&P Agreements, Pemex farm-outs agreement, E&P services contract and comprehensive services exploration and extraction contracts (“CSIEE”).

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

The current administration, led by President Claudia Sheinbaum since October 1, 2024, has prioritized economic activities in energy and sustainable development. In January 2025, citizen consultation forums were held to contribute to the construction of the 2025-2030 National Development Plan, which was submitted by President Sheinbaum to the Mexican House of Representatives and approved on April 15, 2025. The plan establishes that the fundamental target of oil production through Pemex, set at 1.8 million barrels per day, will continue to be domestic consumption. One of the plan’s main strategies is to increase hydrocarbon reserves in a sustainable manner through strategic E&P projects, a strategy that is supported by the Pemex 2025-2030 Work Plan.

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

Reserves and Resources Certification in Mexico

On August 13, 2015, CNH published a set of guidelines that governs the valuation and certification of Mexico’s reserves and the related contingency resources. Such guidelines follow the same SPE/WPC/AAPG international standards as those described with respect to the reserves and resources certification process in Argentina (see “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina—Reserves and Resources Certification in Argentina”). Therefore, the processes for reserves classification and certification in Mexico are similar to those described with respect to Argentina.

Economic valuation criteria established by the now extinct CNH for proved reserves also follow the SEC’s definitions in Rule 4-10(a) of Regulation S-X which establishes that selling prices considered shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first day-of-the-month price for each month within such period.

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

Energy Reform 2025

On March 18, 2025, the Mexican Government enacted a reform of the energy sector (“Energy Reform 2025”), pursuant to which several new legislations were issued, including: (i) the Public State-Owned Company Law for CFE; (ii) the Public State-owned Company Law for Pemex; (iii) the Electric Sector Law; (iv) the Hydrocarbons Sector Law; (v) the Energy Planning and Transition Law; (vi) the Biofuels Law; (vii) the Geothermal Law; and (viii) the Mexican Energy Commission Law. In addition, amendments were adopted to: (a) the Mexican Petroleum Fund for Stabilization and Development Law (Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo); (b) the Organic Law of the Federal Public Administration (Ley Orgánica de la Administración Pública Federal) and (c) the Hydrocarbons Revenue Law (Ley de Ingresos Sobre Hidrocarburos).

The Energy Reform 2025 modified the regulatory framework for the hydrocarbons and electricity sectors. It strengthened state-owned enterprises, reorganized administrative structures, promoting energy self-sufficiency, and supporting the transition to renewable energy.

Furthermore, the Energy Reform 2025 introduced a new regulatory framework for CFE and Pemex to align with their revised constitutional status as public state-owned companies. It includes special provisions addressing their budgets, debt, subsidiaries and affiliates, sustainability, and contracting practices. The Energy Reform 2025 provides that the activities of CFE and Pemex shall not be considered monopolistic and mandates the implementation of austerity measures, including the adoption of guidelines and execution programs with annual targets, financing mechanisms, and private sector participation under new regulations governing development schemes. In line with the foregoing, Pemex shall not be subject to the open access obligations applicable to the Mexican midstream industry, nor to the applicable unbundling obligations.

The Energy Reform 2025 has also entailed an administrative reorganization under which the functions of the CNH and the CRE were transferred to SENER and to a newly established authority, the CNE. In this regard, it is noteworthy that SENER now exercises regulatory authority over the E&P sector. For example, authorizations for prospecting and exploration of hydrocarbons require SENER’s prior approval. Likewise, SENER is responsible for approving the modification, cancellation, and termination of E&P Agreements, as well as the corresponding exploration and development plans.

Notably, the Energy Reform 2025 provided for the creation of the Mexican Energy Planning Council (Consejo de Planeación Energética). On December 16, 2025, the Operating Guidelines governing the Mexican Energy Planning Council and its committees were published in the Mexican Federal Official Gazette. Under such guidelines, the aforementioned council is responsible for coordinating and overseeing the national energy transition strategy, the sustainable energy use plan and the development plans for both the electricity and hydrocarbons sectors. Subsequently, on December 22, 2025, the Sectoral Energy Program was published, establishing three main objectives: strengthening energy self-sufficiency and sovereignty, promoting renewable energy and energy efficiency, and ensuring energy justice.

The new model strengthens the government’s steering role, and guides decision-making through binding planning to align public and private investments with the country’s needs. In the hydrocarbons sector, binding planning shall take into account, among other, the following considerations: promoting energy justice, energy transition and efficiency, sustainability, and the development of clean and renewable energies; preserving the nation’s energy sovereignty and security; providing the public with fuels of the highest quality at the lowest possible price; and incentivizing the expansion and modernization of the sector’s infrastructure.

Pursuant to the new Hydrocarbons Sector Law, Pemex has been positioned as the central player in Mexico’s exploration and production sector. As a result, upstream development is primarily expected to be carried out through Entitlements for Self-Development (Asignaciones para Desarrollo Propio) granted directly to Pemex. In addition, and on a complementary basis, Pemex may participate in certain projects through mixed schemes (Asignaciones para Desarrollo Mixto) alongside private investors, subject to non-waivable regulatory requirements, including minimum participation thresholds. Pemex is expected to retain an equity stake of at least 40%, while the private partner contributes 100% of the CAPEX and OPEX, subject to defined cost-recovery mechanisms and regulatory oversight by the Ministry of Energy and the Ministry of Finance. Under these structures, private parties may contribute technical, operational, and financial capabilities, potentially acting as operators and receiving compensation in cash or, in some cases, in kind. However, these mixed schemes have limited scope, both in terms of the number and type of projects expected to be available.

Furthermore, on October 3, 2025, additional regulations implementing the Energy Reform 2025 were published in the Mexican Federal Official Gazette, including the Regulations (Reglamento) of the Hydrocarbons Sector Law.

Lastly, pursuant to the transitional provisions of the Energy Reform 2025, the administrative provisions previously issued by the CRE and the CNH shall remain in force to the extent they do not conflict with the new laws. E&P Agreements shall remain in force and continue to be governed by their original terms and conditions, in accordance with the legal provisions in effect at the time of their granting. Permits and authorizations previously issued by the CNH, CRE, and SENER – including for hydrocarbon commercialization, import and export – shall remain valid under the terms and conditions under which they were granted.

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

Market Regulations

In the past, the Mexican government has imposed price controls on the sales of natural gas, NGL, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products. Nonetheless, currently, sale prices of gasoline and diesel have been fully liberalized and are determined by the free market. However, in late February 2025, President Claudia Sheinbaum’s administration entered into a voluntary agreement with gas station owners in Mexico to cap the price of regular gasoline at Ps.24 per liter for an initial period of six months, which has been extended beyond 2025. Such measure aimed at alleviating financial pressures on consumers. Said agreement excludes border regions due to their unique cost structures and fiscal incentives.

The import and export of petroleum products, petrochemicals, and hydrocarbons, as well as their commercialization within Mexican territory, are regulated activities subject to permits issued by SENER and, previously, by CRE, respectively. Pursuant to the Energy Reform 2025, CRE’s functions have been partially assumed by SENER, while several downstream-related responsibilities have been transferred to the CNE. Currently, in all onshore projects, private operators sell their entire hydrocarbon production domestically to Pemex.

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

Mexican Judicial Reform

On September 15, 2024, a constitutional reform was published in the Mexican Federal Official Gazette, introducing significant changes to Mexico’s judicial system (“Mexican Judicial Reform”), mandating the popular election of judges, magistrates, and Supreme Court justices. The reform prompted significant opposition from the judiciary, including nationwide judicial work strikes in 2024, which temporarily disrupted court operations. Pursuant to the reform, elections were held in June 2025 to select nine Supreme Court justices and half of all federal judges. The elected judges took office on September 2025, with the next federal judiciary elections set for June 6, 2027. .

See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Economic and political developments in Mexico may adversely affect Mexican economic policy and, in turn, our operations.”

ORGANIZATIONAL STRUCTURE

The following diagram shows our main subsidiaries as of December 31, 2025:

(1)	Assets transferred to Tango, effective on March 1, 2023.
(2)	Formerly known as Petronas E&P Argentina S.A.

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

In Argentina, the Provinces are the exclusive owners of all onshore hydrocarbon resources and have full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. The Provinces grant these rights through exploitation concessions. In Mexico, prior to the Energy Reform 2025, the Mexican State performed E&P activities through entitlements granted to public state-owned companies or by granting public state-owned companies or private entities, individually or under a consortium, E&P agreements. With the implementation of the Energy Reform 2025, the Mexican State may carry out E&P activities through self-development entitlements (asignaciones para desarrollo propio) or mixed development entitlements (asignaciones para desarrollo mixto) granted to Pemex, or, on an exceptional basis, through E&P agreements awarded pursuant to a public bidding process conducted by SENER. Entitlements and E&P agreements are subject to different regulatory regimes. For more information, see “ —Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina” and “ —Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Mexico.”

We are subject to several environmental laws and regulations promulgated by local and federal governments in Argentina and Mexico which may affect the utilization of the assets. In addition, other environmental issues may influence the Company’s use of property, plant and equipment. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to Our Business and Industry—The oil and gas industry is subject to particular operational and economic risks.”

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

The table below presents our selected financial data as of and for each of the years in the three-year period ended December 31, 2025. Our historical results for any prior period do not necessarily indicate results to be expected for any future period.

The selected consolidated statement of comprehensive income for the years ended December 31, 2025, 2024, and 2023 and the selected consolidated statement of financial position as of December 31, 2025, and 2024, have been prepared in accordance with IFRS Accounting Standards as issued by the IASB and have been derived from our Audited Financial Statements included elsewhere in this annual report.

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

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	(in thousands of US$)
Revenue from contracts with customers	2,474,197	1,647,768	1,168,774

Cost of sales
Operating costs	(186,945)	(116,526)	(94,685)
Crude oil stock fluctuation	1,046	1,720	(2,058)
Royalties and others	(345,349)	(243,950)	(176,813)
Depreciation, depletion and amortization	(738,903)	(437,699)	(276,430)
Other non-cash costs related to the transfer of conventional assets	(29,016)	(33,570)	(27,539)

Gross profit	1,175,030	817,743	591,249

Selling expenses	(218,072)	(140,334)	(68,792)
General and administrative expenses	(147,709)	(108,954)	(70,483)
Exploration expenses	(578)	(138)	(16)
Other operating income	512,793	54,127	203,812
Other operating expenses	(32,382)	(1,261)	302
Impairment of long- lived assets	(38,252)	4,207	(24,585)

Operating profit	1,250,830	625,390	631,487

Income (loss) from investments in associates	(5,214)	—	—
Interest income	10,594	4,535	1,235
Interest expense	(163,356)	(62,499)	(21,879)
Other financial income (expense)	(88,183)	23,401	(65,484)

Financial income (expense), net	(240,945)	(34,563)	(86,128)

Profit before income tax	1,004,671	590,827	545,359

Current income tax (expense)	(241,657)	(426,288)	(16,393)
Deferred income tax (expense) benefit	(43,951)	312,982	(132,011)

Income tax (expense)	(285,608)	(113,306)	(148,404)

Profit for the year, net	719,063	477,521	396,955

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
- Profit (loss) from actuarial remediation related to employee benefits	36	(10,200)	6,565
- Deferred income tax (expense) benefit	(13)	3,570	(2,298)

Other comprehensive income for the year	23	(6,630)	4,267

Total comprehensive profit for the year	719,086	470,891	401,222

Earnings per share
Basic (US$ per share):	7.015	4.979	4.237
Diluted (US$ per share):	6.707	4.633	4.000
Adjusted EBITDA(1)	1,596,346	1,092,452	870,658
Adjusted EBITDA Margin(2)	64%	65%	69%
Adjusted Net Income (3)	339,752	193,902	491,431
ROACE (4)	29%	24%	39%

(1)

We calculate Adjusted EBITDA as profit for the year, net, plus income tax expense, financial income (expense), net, depreciation, depletion and amortization, income (loss) from investments in associates, impairment of long-lived assets, gain from business combination, gain from asset disposals, restructuring expenses, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets. We present Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our core operations that facilitates period to period comparisons on a consistent basis. Our management uses Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA is not a measure of liquidity or operating performance under IFRS Accounting Standards and should not be construed as an alternative to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS Accounting Standards). See “Presentation of Information—Non-IFRS Financial Measures.”

(2)

We calculate Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers plus Gain from Exports Increase Program. See “Presentation of Information—Non-IFRS Financial Measures.” If sea freight selling expenses are subtracted from revenue from contract with customers, the Adjusted EBITDA margin for the year ended December 31, 2025 is 65%. During Q4 2025, VEISA, the Company’s dedicated trading arm, started operations. VEISA is a company fully owned by Vista. Although VEISA sells mostly on a CIF (Cost, Insurance and Freight), CFR (Cost and Freight) or DAP (Delivered At Place) basis, for consistency purposes we subtract sea freight selling expenses to consider revenues on a FOB (Free On Board) equivalent basis. For more information on VEISA, see “— Main subsidiaries”.

(3)

We calculate Adjusted Net Income as profit for the year, net, plus deferred income tax (expense) benefit, impairment of long-lived assets, changes in fair value of warrants, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and gain from business combination. We add back these six adjustments since they are non-cash items that do not reflect the fair net income generation of the Company. See “Presentation of Information—Non-IFRS Financial Measures.”

(4)

We calculate ROACE as Adjusted EBITDA, plus depreciation, depletion and amortization, gain related to the transfer of conventional assets, other non-cash costs related to the transfer of conventional assets and gain from business combination, divided by the sum of the average total debt and average total shareholders’ equity. For purposes of this definition, total debt is comprised of current borrowings, non-current borrowings, current lease liabilities and non-current lease liabilities. See “Presentation of Information—Non-IFRS Financial Measures.”

The following table sets forth the reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, Adjusted Net Income and ROACE:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	(in thousands of US$)
Profit for the year, net	719,063	477,521	396,955
Income tax expense	285,608	113,306	148,404
Financial income (expense), net	240,945	34,563	86,128
Depreciation, depletion and amortization	738,903	437,699	276,430
Restructuring expenses	29,875	—	276
Impairment of long-lived assets	38,252	(4,207)	24,585
Gain related to the transfer of conventional assets	—	—	(89,659)
Other non-cash costs related to the transfer of conventional assets	29,016	33,570	27,539
Gain from business combination	(490,530)	—	—
Income (loss) from investments in associates	5,214	—	—
Adjusted EBITDA	1,596,346	1,092,452	870,658
Revenue from contracts with customers	2,474,197	1,647,768	1,168,774
Gain from Exports Increase Program	5,378	43,911	86,173
Adjusted EBITDA Margin (1)	64%	65%	69%

(1)

We calculate Adjusted EBITDA Margin as the ratio of Adjusted EBITDA to revenue from contracts with customers plus Gain from Exports Increase Program. See “Presentation of Information—Non-IFRS Financial Measures.” If Sea freight selling expenses are subtracted from revenue from contract with customers, the Adjusted EBITDA margin for the year ended December 31, 2025 is 65%. During Q4 2025, VEISA, the Company’s dedicated trading arm, started operations. VEISA is a company fully owned by Vista. Although VEISA sells mostly on a CIF (Cost, Insurance and Freight), CFR (Cost and Freight) or DAP (Delivered At Place) basis, for consistency purposes we subtract Sea freight selling expenses to consider revenues on a FOB (Free On Board) equivalent basis. For more information on VEISA, see “— Main subsidiaries”.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	(in thousands of US$)
Profit for the year, net	719,063	477,521	396,955
Adjustments:
(+) Deferred Income tax (expense)	43,951	(312,982)	132,011
(+) Changes in the fair value of Warrants	—	—	—
(+) Impairment of long-lived assets	38,252	(4,207)	24,585
(+) Gain related to the transfer of conventional assets	—	—	(89,659)
(+) Other non-cash costs related to the transfer of conventional assets	29,016	33,570	27,539
(+) Gain from business combination	(490,530)	—	—
Adjustments to Net Income	(379,311)	(283,619)	94,476
Adjusted Net Income	339,752	193,902	491,431

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	(in thousands of US$)
Current and non-current borrowings	3,154,077	1,448,567	616,055
Cash, bank balances and other short-term investments	538,402	764,307	213,253
Net Debt	2,615,675	684,260	402,802

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	(in thousands of US$)
Current and non-current borrowings	2,615,675	684,260	402,802
Adjusted EBITDA	1,596,346	1,092,452	870,658
Net leverage ratio	1.64	0.63	0.46

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	(in thousands of US$)
Adjusted EBITDA	1,596,346	1,092,452	870,658
Depreciation, depletion and amortization	(738,903)	(437,699)	(276,430)
Gain related to the transfer of conventional assets	—	—	89,659
Other non-cash costs related to the transfer of conventional assets	(29,016)	(33,570)	(27,539)
Gain from business combination	490,530	—	—
Average current and non-current borrowings	2,301,322	1,032,311	582,694
Average current and non-current lease liabilities	119,782	83,064	49,831
Average total shareholders’ equity	2,066,404	1,434,114	1,045,538
ROACE	29%	24%	39%

Selected Consolidated Statement of Financial Position

	As of December 31, 2025	As of December 31, 2024
Assets
Noncurrent assets
Property, plant and equipment	5,543,032	2,805,983
Goodwill	22,576	22,576
Other intangible assets	18,485	15,443
Right-of-use assets	153,283	105,333
Biological assets	15,855	10,027
Investments in associates	54,542	11,906
Trade and other receivables	373,026	205,268
Deferred income tax assets	36,514	3,565

Total noncurrent assets	6,217,313	3,180,101

Current assets
Inventories	9,457	6,469
Trade and other receivables	347,681	281,495
Cash, bank balances and other short-term investments	538,402	764,307

Total current assets	895,540	1,052,271

Total assets	7,112,853	4,232,372

Equity and liabilities
Equity
Capital stock	491,165	398,064
Other equity instruments	32,144	32,144
Legal reserve	8,233	8,233
Share-based payments	(32,765)	45,628
Share repurchase reserve	179,324	129,324
Other accumulated comprehensive income (losses)	(11,034)	(11,057)
Accumulated profit (losses)	1,844,527	1,018,877

Total equity	2,511,594	1,621,213

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	298,664	64,398
Lease liabilities	88,451	37,638
Provisions	51,513	33,058
Borrowings	2,803,982	1,402,343
Employee benefits	16,226	15,968
Income tax liability	13,964	—
Trade and other payables	292,236	—
Total noncurrent liabilities	3,565,036	1,553,405

Current liabilities
Provisions	10,800	3,910
Lease liabilities	55,452	58,022
Borrowings	350,095	46,224
Salaries and payroll taxes	35,891	32,656
Income tax liability	120,910	382,041
Other taxes and royalties	43,945	47,715
Trade and other payables	419,130	487,186

Total current liabilities	1,036,223	1,057,754

Total liabilities	4,601,259	2,611,159

Total equity and liabilities	7,112,853	4,232,372

Dividends and Shares
Number of shares	104,299,705	95,285,453

Source of Revenues

Vista is principally engaged in the oil and gas E&P business. Our oil and gas operations derive revenues mainly from the production and sale of crude oil, natural gas, and NGL. During the year ended December 31, 2025, oil sales contributed 96.4% of our total revenues, natural gas sales contributed 3.4% of our total revenues and NGL sales contributed 0.2% of our total revenues. During the year ended December 31, 2024, oil sales contributed 95.5% of our total revenues, natural gas sales contributed 4.3% of our total revenues and NGL sales contributed 0.2% of our total revenues. During 2025, 2024 and 2023, most of our revenues were generated in Argentina.

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

Production Results and Other Operating Data

The following table sets forth summary unaudited information about the oil and natural gas historical production volumes and other relevant operating and financial data of the assets we own in Argentina and Mexico. For the year ended December 31, 2025, the historical production volumes and other relevant operating data included below were calculated at their respective working interest percentages. The royalties and others line includes royalties and export duties. Royalties payable to Provinces have not been deducted from our net production amounts given that substantially all of our production is currently in Argentina and under Argentine law royalties constitute a production tax payable in cash (and do not give Provinces a direct interest in such production to make lifting and sales arrangements independently). Export duties and sea freight selling expenses have been deducted from the realized prices.

	As of the year ended December 31,
	2025	2024	2023
Net production volumes(1):
Oil (MMbbl)	36.5	22.1	15.8
— Argentina	36.4	21.9	15.6
— Mexico	0.1	0.2	0.2
Natural Gas (Bcf)	30.4	18.4	15.2
— Argentina	29.7	18.3	15.1
— Mexico	0.7	0.0	0.1
NGL (MMboe)	5.4	0.1	0.2
— Argentina	5.4	0.1	0.2
— Mexico	0.0	0.0	0
Total (MMboe)	42.1	25.5	18.7
— Argentina	42.0	25.3	18.4
— Mexico	0.1	0.2	0.2
Average daily net production (boe/d)	115,479	69,660	51,149
— Argentina	115,107	69,046	50,488
— Mexico	372	615	661
Average realized sales price:
Oil (US$/bbl)	62.9	69.2	66.7
Natural Gas (US$/MMBtu)	2.6	3.2	3.5
NGL (US$/tn)	395.5	324.4	351.3
Average realized sales price (US$/boe)	56.6	61.4	58.4
Average unit costs (US$/boe)(2):
Operating costs	4.4	4.6	5.1
Royalties (3)	6.4	7.2	6.9
Depreciation, depletion and amortization	17.5	17.2	14.8
Other data (in thousands of US$)
Operating costs	186,945	116,526	94,685
Royalties (3)	271,665	184,441	128,723
Depreciation, depletion and amortization	738,903	437,699	276,430

(1)

Measured based on our working interest. There was no production due to others during the applicable periods. Oil production is comprised of production of crude oil, condensate and natural gasoline. Natural gas production excludes natural gas consumption. NGL production is comprised of production of propane and butane (LPG) and excludes natural gasoline.

(2)

We calculate average unit costs per boe by dividing operating costs, royalties or depreciation, depletion and amortization for the relevant period, as applicable, by average daily net production multiplied by days in each period (365 days for 2023, 366 days for 2024 and 365 days for 2025).

(3)

Measured based on our working interest. Royalties are applied to the total production of the concessions, and are calculated by applying the applicable royalty rate to the production, after discounting certain expenses in order to obtain the value of crude oil, natural gas and liquefied gas volumes at the wellhead.

The following table highlights certain operating data through the end of the fourth quarter of 2025:

	Three-month period ended December 31, 2025	Three-month period ended September 30, 2025	Three-month period ended June 30, 2025	Three-month period ended March 31, 2025
Average Brent Crude Oil Price (US$/bbl)(1)	63.1	68.1	66.8	74.9
Average Medanito Crude Oil Price (US$/bbl)(2)	56.2	62.2	61.4	68.5
Average Natural Gas Price (US$/MMBtu)(3)	2.6	3.7	3.7	2.8
Net production volumes:
Oil (MMbbl)	10.88	10.09	9.30	6.27
Natural Gas (Bcf)	8.50	8.61	7.84	5.41
NGL (MMboe)	0.06	0.04	0.04	0.05
Total (MMboe)	19.45	18.73	17.19	11.73
Average realized sales price:
Oil (US$/bbl)	58.9	64.6	62.2	68.6
Natural Gas (US$/MMBtu)	1.8	3.3	2.8	2.5
NGL (US$/tn)	344	365	427	453
Lifting Cost (US$/boe)	4.7	4.7	4.5	4.3
Number of conventional wells drilled as operator	0	0	0	0
Number of shale wells drilled as operator	12	15	12	10
Revenue from contracts with customers	719,064	706,135	610,542	438,456

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy and US$/AR$ exchange rate according to Communication “A” 3500 of the BCRA.

Factors Affecting our Results of Operations

Our operations are affected by a number of factors, including:

(i)	the volume of crude oil, natural gas and liquid gas we produce and sell;

(ii)	pricing dynamics and pricing regulation;

(iii)	hydrocarbon export regulations set by the Argentine and Mexican governments and domestic supply requirements;

(iv)	international and domestic prices of crude oil and oil products;

(v)	discount of our oil production to market prices;

(vi)	our capital expenditures and financing availability;

(vii)	supply chain dynamics and cost increases;

(viii)	market demand for hydrocarbon products;

(ix)	operational risks, labor strikes and other forms of public protest;

(x)	taxes, including export taxes;

(xi)	regulation of capital flows;

(xii)	exchange rates;

(xiii)	interest rates; and

(xiv)	changes to demand for hydrocarbon products and related services as the result of global trends such as conflicts, pandemics and consumer behavior.

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

Funding our capital expenditures partially relies on oil prices remaining close to, or higher than, our estimates together with other factors to generate sufficient cash flow. Low oil prices may affect our revenues, which in turn may affect our debt capacity and our capacity to remain within the leverage ratios defined in the covenants in our financing agreements, as well as our cash flow from operations. Our operations, investor confidence and share price could be adversely affected if we are not able to generate enough cash flows to fund our future operating costs and capital expenditures.

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

The following table sets forth key economic indicators in Argentina during the periods indicated:

	2025	2024	2023	2022	2021
Real GDP (% change) (1)	4.4	(1.3)	(1.9)	6.0	10.4
Nominal GDP (in millions of AR$)(1)	847,622,873	583,909,615	192,408,248	82,810,045	46,219,084
CPI variation (in %) (1)	31.5	117.8	211.4	94.8	50.9
Nominal Exchange Rate (in AR$./US$ at period end) (2)	1,459.4	1,032.5	808.5	177.1	102.8

(1)	Source: INDEC. Preliminary and provisional data are shown as stated by INDEC.
(2)	Source: Data in accordance with foreign exchange rate set forth in Communication “A” 3,500 issued by the BCRA.

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

	Average(1)	End of Period
Year Ended December 31, 2021	95.2	102.8
Year Ended December 31, 2022	130.6	177.1
Year Ended December 31, 2023	295.2	808.5
Year Ended December 31, 2024	916.3	1,032.5
Year Ended December 31, 2025	1,262.4	1,459.4
Month Ended September 30, 2025	1,399.9	1,366.6
Month Ended October 31, 2025	1,432.0	1,443.0
Month Ended November 30, 2025	1,427.6	1,450.8
Month Ended December 31, 2025	1,447.8	1,459.4
Month Ended January 31, 2026	1,449.3	1,447.7
Month Ended February 28, 2026	1,409.7	1,409.0
Month Ended March 31, 2026	1,396.3	1,382.8

(1)	Yearly data reflect average of month-end rates. Monthly data reflect average of day-end rates.

Source: Data in accordance with foreign exchange rate set forth in Communication “A” 3,500 issued by the BCRA.

The following tables show, for the periods indicated, certain information regarding the exchange rates of the Mexican Peso to the U.S. Dollar, expressed in nominal Mexican Pesos per U.S. Dollar (price to settle obligations published by Banco de México).

	Average(1)	End of Period
Year Ended December 31, 2020	21.5	19.9
Year Ended December 31, 2021	20.3	20.6
Year Ended December 31, 2022	20.1	19.4
Year Ended December 31, 2023	17.7	17.0
Year Ended December 31, 2024	18.3	20.3
Year Ended December 31, 2025	19.2	17.9
Month Ended September 30, 2025	18.5	18.4
Month Ended October 31, 2025	18.4	18.4
Month Ended November 30, 2025	18.4	18.3
Month Ended December 31, 2025	18.0	18.0
Month Ended January 31, 2026	17.7	17.2
Month Ended February 28, 2026	17.2	17.2
Month Ended March 31, 2026	17.7	18.0

(1)	Reflects average of day-end rates.

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

Argentine Foreign Exchange Regulations

Since September 1, 2019, successive Argentine governments have reinstated foreign exchange controls with the purpose of strengthening the normal functioning of the economy, fostering a prudent administration of the exchange market, reducing the volatility of financial variables, and containing the impact of the variations of financial flows on the real economy. Following the change in administration in December 2023, President Javier Milei’s government adopted a new macroeconomic program focused on eliminating the fiscal deficit, significantly reducing monetary issuance and deregulating broad segments of the economy. Within this context, several measures have been implemented to gradually ease certain foreign exchange restrictions. While the current administration has publicly stated its intention to fully lift foreign exchange controls, as of the date hereof no comprehensive regulatory framework, official roadmap or binding timeline for the complete removal of such controls has been formally announced, and foreign exchange regulations remain in force. See “Item 10—Additional Information and Exchange Controls.”

The value of the Argentine Peso compared to other currencies depends, among other factors, on the level of international reserves held by the BCRA, which have also shown significant fluctuations in recent years, as well as on the fiscal and monetary policies adopted by the Argentine government. The Argentine macroeconomic environment, in which we operate, was affected by the continuous depreciation of the Argentine Peso, which in turn had a direct impact on our financial and economic position. See “Item 3—Key Information—Risk Factors—Detailed Risks Related to our Company—We are exposed to foreign exchange risks related to our operations in Argentina and Mexico.”

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

Deferred Income Tax

Under IFRS Accounting Standards, the difference between the book value of property, plant and equipment (measured in U.S. Dollars, our functional currency) and the tax basis of such property, plant and equipment (which tax basis is expressed in Argentine Pesos or Mexican Pesos, as applicable, and may not be re-valued due to foreign exchange fluctuations under applicable tax laws) is a temporary difference to be considered in the calculation of deferred income tax. For more information, see Note 2.4.14 to our Audited Financial Statements. In addition to property, plant and equipment, we recognize deferred tax assets with respect to the temporary difference between the accounting and tax basis of the well plugging and abandonment provisions relating to our oil and gas properties.

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

Depreciation, Depletion and Amortization

IFRS Accounting Standards requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, among other line times, relating to our oil and gas properties. Actual results could differ from such estimates. Depreciation, depletion and amortization rates can fluctuate as a result of development costs, acquisitions, impairments, as well as changes in proved reserves or proved developed reserves. For more information, see Notes 2.4.2 and 2.4.4 of our Audited Financial Statements.

Oil and Gas Market Conditions

The oil and gas industry is cyclical, and commodity prices are highly volatile. Following the oil price crash during the COVID-19 pandemic, global oil prices returned to pre-pandemic levels by early 2022. In the first half of 2022, Brent crude oil prices increased, driven by the ongoing conflict between Russia and Ukraine, which led to sanctions from several countries, including the United States and European Union member states. These sanctions raised concerns about global energy supply, as Russia was the world’s third-largest oil producer and the second-largest oil exporter. As a result, Brent crude oil prices rose from US$77.8/bbl on December 31, 2021, to US$85.9/bbl on December 31, 2022, with an annual average of US$99.0/bbl, representing a 39% increase year-over-year.

During 2023, oil demand growth was lower than expected due to weaker economic growth and rising interest rates, leading to a decline in Brent crude oil prices from US$85.9/bbl on December 31, 2022, to US$77.0/bbl on December 31, 2023, with an annual average of US$82.3/bbl, a 17% decrease year-over-year.

During 2024, oil demand growth remained below expectations. Combined with stronger non-OPEC supply growth, this contributed to a further decline in Brent crude oil prices from US$77.0/bbl on December 31, 2023, to US$74.6/bbl on December 31, 2024, with an annual average of US$79.8/bbl, representing a 3% decrease year-over-year.

During 2025, oil demand growth decelerated compared to 2024. Combined with stronger supply growth, this has contributed to a further decline in Brent crude oil prices from US$74.6/bbl on December 31, 2024 to US$ 60.9/bbl on December 31, 2025, with an average of US$ 68.2/bbl for the period, representing a 15% decrease compared to 2024.

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

The operating results and cash flows of our business are susceptible to risks related to the volatility of international oil prices. Due to regulatory, economic and government policy factors, oil prices in Argentina in the past have lagged behind the prevailing prices in the international market. Furthermore, Argentina’s government has imposed export duties and other restrictions on exports in the past that have prevented companies from benefiting from the full increase in international oil prices. During 2022, the average annual Brent crude oil price stood at US$99.0/bbl, and our average realization price was US$72.2/bbl, 27% below the average annual Brent crude oil price and 22% below export parity for Medanito oil price, which stood at US$92.7/bbl. During 2023, the average annual Brent crude oil price stood at US$82.3/bbl, and our average realization price was US$66.7/bbl, 19% below the average annual Brent crude oil price and 7% below export parity for Medanito oil price, which stood at US$72.0/bbl. During 2024, the difference between our average realized price and export parity for Medanito oil narrowed to 2%. Subsequently, by year-end of 2025, this difference was reduced to zero.

The price of natural gas in Argentina has been regulated by a series of government measures intended to ensure domestic supply at affordable prices for end consumers. Therefore, gas producers can elect to sell natural gas to distribution companies in the regulated market at prices established by the relevant authorities. During the year ended December 31, 2025, we sold 13.7 million MMBtu to the regulated internal market under Plan GasAr. Alternatively, gas producers can also (or only) sell their surplus gas production on the deregulated market, either in Argentina or potentially, and subject to meeting certain requirements, through exports. Historically, gas prices in the regulated market have lagged the deregulated and regional market prices. However, this has been reverted since 2023. During the year ended December 31, 2025, our average realization price in the regulated market (i.e., Plan GasAr) was US$2.5/MMBtu and our average realization price in the domestic deregulated market (i.e., sales to industrial clients) was US$1.0/MMBtu.

The following table highlights the quarterly average price trends for crude oil and natural gas in U.S. Dollars for the periods presented:

	2025				2024	2023	2022	2021	2020	2019	2018
	Q4	Q3	Q2	Q1
Average Brent Crude Oil Price (per bbl)(1)	63.1	68.1	66.8	74.9	79.8	82.3	99.0	71.0	43.2	43.2	71.7
Average Medanito Crude Oil Price (per bbl)(2)	56.2	62.2	61.4	68.5	68.4	60.8	67.1	53.1	40.6	54.0	65.0
Average Natural Gas Price (per MMBtu)(3)	2.6	3.9	3.7	2.8	3.2	3.4	3.2	2.9	2.3	3.4	4.4

(1)	Source: Bloomberg.
(2)	Light oil extracted from the Neuquina Basin. Source: Argentine Secretariat of Energy.
(3)	Source: Argentine Secretariat of Energy and US$/AR$ exchange rate according to Communication “A” 3,500 of the BCRA.

A sustained drop in oil, natural gas and NGL prices may not only decrease our revenues but may also reduce the amount of oil, natural gas and NGL that we can produce economically and therefore potentially lower our oil, natural gas and NGL reserve quantities.

Results of Operations

The following discussion relates to certain financial and operating data for the periods and years indicated. You should read this discussion in conjunction with our Audited Financial Statements and the accompanying notes thereto. We measure our performance by our profit for the year or for the period, gross profit and operating profit and use these metrics to make decisions about allocating resources and to evaluate our financial performance.

Year ended December 31, 2025 compared to year ended December 31, 2024

	Year ended December 31, 2025		Year ended December 31, 2024
	(in thousands of US$ except per share data)	(% of revenues)	(in thousands of US$ except per share data)	(% of revenues)
Revenue from contract with customers	2,474,197	100%	1,647,768	100%
Cost of sales	(1,299,167)	(53)%	(830,025)	(50)%
Gross profit	1,175,030	47%	817,743	50%
Selling expenses	(218,072)	(9)%	(140,334)	(9)%
General and administrative expenses	(147,709)	(6)%	(108,954)	(7)%
Exploration expenses	(578)	(0)%	(138)	(0)%
Other operating income	512,793	21%	54,127	3%
Other operating expenses	(32,382)	(1)%	(1,261)	0%
Impairment of long- lived assets	(38,252)	(2)%	4,207	0%
Operating profit	1,250,830	51%	625,390	38%
Income (loss) from investments in associates	(5,214)	(0)%	—	0%
Interest income	10,594	0%	4,535	0%
Interest expense	(163,356)	(7)%	(62,499)	(4)%
Other financial income (expense)	(88,183)	(4)%	23,401	1%
Financial income (expense), net	(240,945)	(10)%	(34,563)	(2)%
Profit before income tax	1,004,671	41%	590,827	36%
Current income tax (expense)	(241,657)	(10)%	(426,288)	(26)%
Deferred income tax (expense) benefit	(43,951)	(2)%	312,982	19%
Income tax (expense)	(285,608)	(12)%	(113,306)	(7)%
Profit for the year, net	719,063	29%	477,521	29%
Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or (loss) in subsequent periods
Profit (loss) from actuarial remediation related to employee benefits	36	0%	(10,200)	(1)%
Deferred income tax benefit (expense)	(13)	(0)%	3,570	0%
Other comprehensive income for the year	23	0%	(6,630)	0%
Total comprehensive profit for the year	719,086	29%	470,891	29%
Earnings per share
Basic (US$ per share):	7.015	N/A	4.979	N/A
Diluted (US$ per share):	6.707	N/A	4.633	N/A

Revenue from contracts with customers

The detail of our revenues from contracts with customers is the following:

Types of goods	For the year ended December 31, 2025	For the year ended December 31, 2024
Revenues from crude oil sales	2,384,912	1,573,069
Revenues from natural gas sales	83,104	71,756
Revenues from NGL sales	6,181	2,943
Revenue from contracts with customers	2,474,197	1,647,768

Total revenue from contracts with customers increased to US$2,474.2 million during the year ended December 31, 2025, compared to US$1,647.8 million during the year ended December 31, 2024. Such increase was mainly driven by higher oil and gas production, boosted by the La Amarga Chica Acquisition, partially offset by lower oil and gas realized prices. Total revenue from contracts with customers for the year ended December 31, 2025, was impacted by sea freight selling expenses incurred by VEISA, our subsidiary that started operations during the fourth quarter of 2025, and transferred to customers through pricing. Sea freight selling expenses were US$29.8 million for the year ended December 31, 2025.

Revenues from crude oil increased to US$2,384.9 million during the year ended December 31, 2025, compared to US$1,573.1 million during the year ended December 31, 2024, which represented 96% and 95% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by an increase in oil sales volumes of 66%, boosted by the La Amarga Chica Acquisition, partially offset a decrease in realized crude oil price of 9% year-over-year. Revenues from crude oil for the year ended December 31, 2025 were impacted by sea freight selling expenses incurred by VEISA and transferred to customers through pricing. Sea freight selling expenses were US$29.8 million for the year ended December 31, 2025.

Total volume of crude oil sold increased to 36.3 MMbbl during the year ended December 31, 2025, compared to 21.9 MMbbl during the year ended December 31, 2024. Such increase was mainly driven by a 66% oil production growth year-over-year, which in turn resulted from (i) 50 shale oil wells tied in in our operated blocks during the year ended December 31, 2025 and (ii) additional production incorporated through the La Amarga Chica Acquisition (La Amarga Chica currently has 149 net wells on production).

Average realized crude oil sales prices decreased to US$62.9/bbl during the year ended December 31, 2025, compared to US$69.2/bbl during the year ended December 31, 2024. Such decrease was mainly driven by a 15% decrease in Brent price.

In 2025, 22.2 MMbbl of crude oil, or 61% of total crude oil volumes, were sold to export markets for a total revenue of US$1,494.5 million, which, net of Sea freight selling expenses of US$29.8 million and export duties of US$73.7 million, amounted to US$1,391.0 million. In 2024, 10.6 MMbbl of crude oil, or 49% of total crude oil volumes, were sold to export markets for a total revenue of US$807.5 million, which, net of export duties of US$59.6 million, amounted to US$748.0 million. Combining sales to international and domestic markets, 98% of our sales were conducted at export parity prices, an increase from 68% in 2024.

Revenues from natural gas increased to US$83.1 million during the year ended December 31, 2025, compared to US$71.8 million during the year ended December 31, 2024, which represented 3% and 4% of our total revenue from contracts with customers, respectively. Such increase was primarily driven by a 41% increase in natural gas sales volumes and partially offset by an 18% decrease in realized natural gas prices.

Total volume of natural gas sold increased to 5.5 MMboe during the year ended December 31, 2025, compared to 3.9 MMboe during the year ended December 31, 2024.

The average realized natural gas sales price was US$2.6/MMBtu during the year ended December 31, 2025, an 18% decrease compared to US$3.2/MMBtu during the year ended December 31, 2024. Such decrease was mainly driven by lower prices, both in the domestic and international markets.

Revenues from NGL increased to US$6.2 million during the year ended December 31, 2025, compared to US$2.9 million during the year ended December 31, 2024, which represented less than 1% of our total revenue from contracts with customers during both periods.

During the year ended December 31, 2025, 99.7% of our revenue was generated by our oil and gas properties in Argentina, compared to 99% during the year ended December 31, 2024.

Cost of Sales

	For the year ended December 31, 2025	For the year ended December 31, 2024
	(in thousands of US$)
Operating costs	(186,945)	(116,526)
Crude oil stock fluctuation	1,046	1,720
Royalties and others	(345,349)	(243,950)
Depreciation, depletion and amortization	(738,903)	(437,699)
Other non-cash costs related to the transfer of conventional assets	(29,016)	(33,570)
Cost of sales	(1,299,167)	(830,025)

Cost of sales increased to US$1,299.2 million during the year ended December 31, 2025, compared to US$830.0 million during the year ended December 31, 2024. Total cost of sales included operating costs, fluctuations in the inventory of crude oil, royalties and others, depreciation, depletion and amortization, and other non-cash costs related to the transfer of conventional assets.

Operating costs increased to US$186.9 million during the year ended December 31, 2025, compared to US$116.5 million during the year ended December 31, 2024, which represented 14% of our total cost of sales during both periods. Operating costs per produced barrel decreased to US$4.4/boe during the year ended December 31, 2025, from US$4.6/boe during the year ended December 31, 2024, reflecting the benefits of a larger scale and continuous focus on efficiency.

The crude oil stock fluctuation decreased to a gain of US$1.0 million during the year ended December 31, 2025, compared to a gain of US$1.7 million during the year ended December 31, 2024. The gain during 2025 was driven by the increase in crude oil stock at the end of the period.

Royalties and others increased to US$345.3 million during the year ended December 31, 2025, compared to US$244.0 million during the year ended December 31, 2024, which represented 27% and 29% of our total cost of sales, respectively. This increase was primarily driven by the above-mentioned increase in crude oil production.

Depreciation, depletion and amortization increased to US$738.9 million during the year ended December 31, 2025, compared to US$437.7 million during the year ended December 31, 2024, which represented 57% and 53% of our total cost of sales, respectively. This increased was primarily driven by higher capital expenditures and total production in 2025 compared to 2024.

Other non-cash costs related to the transfer of conventional assets was US$29.0 million during the year ended December 31, 2025, compared to US$33.6 million during the year ended December 31, 2024, which represented 2% and 4% of our total cost of sales, respectively. These non-cash were mainly related to the Conventional Assets Transaction.

Gross Profit

Gross profit increased to US$1,175.0 million during the year ended December 31, 2025, compared to US$817.7 million during the year ended December 31, 2024, which represented 47% and 50% of our total revenue from contracts with customers, respectively.

Selling Expenses

Selling expenses were US$218.1 million during the year ended December 31, 2025, compared to US$140.3 million during the year ended December 31, 2024, which represented 9% of our total revenue from contracts with customers during both periods. Selling expenses for the year ended December 31, 2025, include US$29.8 million of Sea freight selling expenses, which were incurred by VEISA (and an equivalent amount was collected as revenues by VEISA from its customers), our subsidiary that started operations during the fourth quarter of 2025.

Excluding Sea freight selling expenses, selling expenses per produced barrel decreased to US$4.5/boe during the year ended December 31, 2025, from US$5.5/boe during the year ended December 31, 2024, mainly driven by the elimination of trucking as of the end of Q1 2025, as the Oldelval Duplicar pipeline became online.

General and Administrative Expenses

General and administrative expenses increased to US$147.7 million during the year ended December 31, 2025, compared to US$109.0 million during the year ended December 31, 2024, which represented 6% and 7% of our total revenue from contracts with customers, respectively. This increase was primarily driven by an increase of share-based payments, fees and compensation for services and an increase of salaries and payroll taxes.

Exploration Expenses

Exploration expenses increased to US$0.58 million during the year ended December 31, 2025, compared to US$0.14 million during the year ended December 31, 2024.

Other Operating Income

Other operating income increased to US$512.8 million during the year ended December 31, 2025, compared to US$54.1 million during the year ended December 31, 2024. This increase was mainly driven by the gain from the La Amarga Chica Acquisition.

Other Operating Expenses

Other operating expenses increased to a loss of US$32.4 million during the year ended December 31, 2025, compared to a loss of US$1.3 million during the year ended December 31, 2024.

Impairment of Long-lived Assets

Impairment of long-lived assets resulted in a loss of US$38.3 million during the year ended December 31, 2025, related to the submission of a notice of irrevocable relinquishment of the CS-01 block to the SENER, which is pending confirmation to the date of issuance of this annual report. Impairment of long-lived assets resulted in a gain of US$4.2 million during the year ended December 31, 2024.

Operating Profit

Operating profit increased to US$1,250.8 million during the year ended December 31, 2025, compared to US$625.4 million during the year ended December 31, 2024, which represented 51% and 38% of our total revenue from contracts with customers, respectively.

Income (loss) from Investments in Associates

Income (loss) from Investments in Associates was US$5.2 million during the year ended December 31, 2025, compared to nil during the year ended December 31, 2024. This loss was mainly related to investments in VMOS. See “Item 4—Information on the Company—Business Overview—Vaca Muerta Oleoducto Sur Project.”

Interest Income

Interest income increased to US$10.6 million during the year ended December 31, 2025, compared to US$4.5 million during the year ended December 31, 2024.

Interest Expense

As of December 31, 2025, the interest income (expense) increased to US$163.4 million from US$62.5 million for the year ended December 31, 2024. This increase was primarily due to higher financial interests.

Other Financial Income (Expense)

Other financial results totaled a loss of US$88.2 million for the year ended December 31, 2025, compared to a gain of US$23.4 million for the year ended December 31, 2024. This change was primarily driven by accrued interest related to taxes and discount of assets and liabilities at present value.

Profit Before Income Taxes

Profit before income taxes totaled US$1,004.7 million during the year ended December 31, 2025, compared to US$590.8 million during the year ended December 31, 2024.

Income Tax expense

Our income tax expenses totaled US$285.6 million during the year ended December 31, 2025, compared to US$113.3 million during the year ended December 31, 2024. This change was primarily driven by higher profit for the year.

Profit for the year, net

During the year ended December 31, 2025, the profit for the year net totaled US$719.1 million, compared to US$477.5 million during year ended December 31, 2024.

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

On April 4, 2018, the date we consummated our acquisition of certain assets from Pampa and Pluspetrol Resources Corporation:

•

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

Indebtedness

As of December 31, 2025, we had a total outstanding indebtedness of US$3,154.1 million.

The following table summarizes our outstanding debt obligations, including bilateral loan agreements, bond issuances, and other financing arrangements as of December 31, 2025. These obligations include secured and unsecured loans, corporate bonds issued under our Program, and other credit facilities, each with varying maturities, interest rates, and repayment structures.

Bond / Bank loan	Nominal amount	Outstanding	Interest Rate	Maturity	Amortization
	(in millions of US$)
Series XII	100.80	87.23	5.85%	8/27/2031	Fifteen semi-annual installments from August, 2024 until maturity date
Series XVI	104.30	104.15	0.00%	6/6/2026	Bullet
Series XVII	39.00	39.06	0.00%	12/6/2026	Bullet
Series XVIII	118.50	118.32	0.00%	3/3/2027	Bullet
Series XIX	16.50	16.43	1.00%	3/3/2028	Bullet
Series XXI	70.00	69.90	0.99%	8/11/2028	Bullet
Series XXII	14.70	14.73	5.00%	6/5/2026	Bullet
Series XXIII	92.20	73.46	6.50%	3/6/2027	Bullet
Series XXIV	46.60	46.94	8.00%	5/2/2029	Four semi-annual installments from November, 2027, until maturity date
Series XXV	53.20	53.24	3.00%	7/8/2028	Bullet
Series XXVI	150.00	151.75	7.65%	10/10/2031	Three consecutive annual installments from October , 2029 until maturity date
Series XXVII(1)	600.00	597.95	7.63%	12/10/2035	Three consecutive annual installments from December, 2033 until maturity date
Series XXVIII	92.41	94.04	7.50%	3/7/2030	Bullet
Series XXIX	900.00(2)	899.34	8.50%	6/10/2033	Three consecutive annual installments from June 10, 2031 until maturity date
Series XXX	73.26	73.80	6.00%	4/15/2027	Bullet
Santander International	11.70	0.07(3)	1.80%	1/20/2026	Bullet
Santander International	43.50	0.08(3)	2.05%	7/2/2026	Bullet
Santander International	13.50	0.03(3)	2.45%	1/4/2027	Bullet
ConocoPhillips	25.00	25.73	SOFR + 2.1%	9/26/2026	Bullet
Citibank	25.00	25.16	5.00%	4/27/2026	Bullet
Citibank	20.00	20.11	5.00%	4/27/2026	Bullet
Citibank	40.00	40.14	5.00%	5/27/2027	Bullet
Citibank	10.00	10.04	5.00%	5/27/2027	Bullet
BBVA	40.00	40.01	3.50%	4/28/2026	Bullet
ICBC	100.00	101.10	SOFR Adjusted + 4%	7/1/2030	Fifteen consecutive quarterly installments from January, 2027 until maturity date.
Galicia	100.00	100.93	8.80%	7/3/2030	Fifteen consecutive quarterly installments from January, 2027 until maturity date.

Bond / Bank loan	Nominal amount	Outstanding	Interest Rate	Maturity	Amortization
	(in millions of US$)
ICBC	50.00	50.25	SOFR Adjusted + 4%	7/3/2030	Fifteen consecutive quarterly installments from January, 2027 until maturity date.
ITAU & Santander	250.00	246.93	SOFR + 4.5%	7/3/2030	Fifteen consecutive quarterly installments from January, 2027 until maturity date.
Galicia	30.00	31.84	7.60%	7/15/2026	Bullet
Galicia	20.00	20.91	8.00%	1/16/2026	Bullet
Galicia	30.00	0.41	6.25%	1/9/2026	Bullet
Total		3,154.1

(1)

On December 10, 2024, Vista Argentina issued US$600 million aggregate principal amount of 7.625% senior notes due 2035 (“2035 Notes”) under the Program. The offering of the 2035 Notes was conducted as a private offering to qualified institutional buyers in accordance with Rule 144A of the Securities Act and outside the United States to non-U.S. persons in accordance with under Regulation S of the Securities Act.

(2)

On June 10, 2025, Vista Argentina issued US$500 million aggregate principal amount of the 8.500% senior notes due 2033 (the “2033 Notes”) under the Program. The offering of the 2033 Notes was conducted as a private offering to qualified institutional buyers in accordance with Rule 144A of the Securities Act and outside the United States to non-U.S. persons in accordance with under Regulation S of the Securities Act. On December 10, 2025, Vista Argentina issued an additional US$400 million aggregate principal amount of the 2033 Notes under the Program, priced at a yield of 8.25%.

(3)	As of December 31, 2025, it includes U.S.$20.4 million of collateralized capital. The carrying amount corresponds to interest.

On April 8, 2026, Vista Argentina issued US$500,000,000 in aggregate principal amount of its 2038 Notes. The 2038 Notes were issued by Vista Argentina, Vista’s main subsidiary. The offering of the 2038 Notes was conducted in the United States and other foreign jurisdictions pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, under the global program for the issuance of simple non-convertible debt securities (obligaciones negociables simples no convertibles en acciones) approved by the Shareholders’ Meetings of Vista Argentina held on May 7, 2019, May 7, 2024, October 29, 2024 and February 2, 2026. The 2038 Notes have an average weighted life of eleven years. Principal installments will be made on the tenth, eleventh and twelfth anniversaries of April 8, 2026.

In addition to the above, between December 31, 2025 and the date of this annual report, Vista also (i) incurred US$955 million, and (ii) repaid existing indebtedness facilities for US$341 million.

See “Item 4—Information on the Company—Recent Developments—Indebtedness.”

As of the date of this annual report, we are not in arrears in the payment of principal and interest, as applicable, on the aforementioned loans.

Other Contractual Obligations

As of December 31, 2025, the Company also has other commitments and contractual obligations as follows:

	Payments due by period
	Total	Short Term (less than one year)	Long Term (more than one year)
	(in thousands of US$)
Employee Benefit Plan	11,915	1,333	10,582
Lease Agreements	174,988	60,208	114,780

Total	186,903	61,541	125,362

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

During the year ended December 31, 2025, we made total capital expenditures of US$1,330.5 million. During the year ended December 31, 2024, we made total capital expenditures of US$1,296.8 million. During the year ended December 31, 2023, we made total capital expenditures of US$734.3 million.

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

According to our best estimates, as of December 31, 2025, our remaining investment commitments include drilling and completing nine development wells, executing 28 workovers, and abandoning 21 wells in Entre Lomas, 25 de Mayo–Medanito SE, and Jagüel de los Machos.

Pursuant to the Conventional Assets Transaction agreement, Tango has assumed all past investment commitments, along with the associated costs, taxes, and royalties related to the CAT Exploitation Concessions.

Capital expenditures related to these commitments amount to an estimated US$40 million. For more information on these investment commitments.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash flows provided by (used in)
Operating activities	796,191	959,026	712,033
Investing activities	(2,349,064)	(1,051,876)	(699,313)
Financing activities	1,327,540	641,211	19,556
Net (decrease) increase in cash and cash equivalents	(225,333)	548,361	32,276

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

Cash Flows Provided by Operating Activities

For the year ended December 31, 2025, net cash generated by operating activities was US$796.2 million, primarily driven by an operating profit of US$1,250.8 million.

For the year ended December 31, 2024, net cash generated by operating activities was US$959.0 million, primarily driven by an operating profit of US$625.4 million.

For the year ended December 31, 2023, net cash generated by operating activities was US$712.0 million, primarily driven by an operating profit of US$631.5 million.

Cash Flows Used in Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was US$2,349.1 million, mainly due to payments of US$1,455.4 million for the acquisition of property, plant and equipment, and payments for business combination, net of cash acquired, of US$841.6 million related to the La Amarga Chica Acquisition.

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

Cash Flows Provided by (used in) Financing Activities

During the year ended December 31, 2025, cash used in financing activities was US$1,327.5. This was primarily due to new loans for US$2,838.2 million, which was partially offset by loan principal repayments of US$1,173.6 million, payment of borrowings’ interest of US$148.3 million and share repurchases for US$50.0 million.

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

Name	Position	Independent*	Age	Appointed	Term Expires on
Miguel Galuccio	Chairman	No	57	2017	No expiration date
Susan L. Segal	Director	Yes	73	2017	No expiration date
Mauricio Doehner Cobian	Director	Yes	51	2017	No expiration date
Pierre-Jean Sivignon	Director	Yes	69	2018	No expiration date
Gerard Martellozo	Director	Yes	70	2022	No expiration date
Germán Losada	Director	Yes	41	2022	No expiration date

*	Independent under NYSE standards, applicable SEC rules and the CNBV Rules.

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

Susan Segal serves as an independent member of our Board of Directors. Ms. Segal was elected President and CEO of Americas Society/Council of the Americas in 2003 after having worked in the private sector with Latin America and other emerging markets for over 30 years. Prior to her appointment, Ms. Segal was a partner at Chase Capital Partners/JPMorgan Partners focusing on private equity in Latin America and pioneering early-stage venture capital investing in the region. As a banker, she focused on investment banking, building an emerging-market bond-trading unit, and the Latin American debt crisis of the 1980s and early 1990s where she lead the Bank’s Restructuring effort and chaired the Chilean and Philippine Advisory Committees. Ms. Segal is a board member at Mercado Libre, Vista and Robinhood as well as an Honorary Director of Scotiabank. She is also a board member of Americas Society/Council of the Americas, the Tinker Foundation, a member of th Advisory Board of the Bretton Woods Committee and a member of the Council on Foreign Relations. Ms. Segal has received numerous awards and honors: including the Orden Bernardo O’Higgins, Chile; the Orden de San Carlos, Colombia; the Orden del Águila Azteca, Mexico; the Orden al Mérito por Servicios Distinguidos – Gran Oficial, Peru; and recognition as the North American-Chilean Chamber of Commerce’s Honorary Chilean of the Year. In 2022, Ms. Segal was recognized by Colombian President Iván Duque with the Orden de Boyacá in the category of Grand Cross; and was honored by the government of Ecuador with the National Order of Honorato Vásquez in the grade of Commander in September 2023.

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

Gerard Martellozo serves as an independent member of our Board of Directors. Mr. Martellozo developed his career at SLB for over 40 years, retiring in 2019 as Vice President of Human Resources globally. Prior to assuming this position in 2014, he served as Senior Advisor to SLB’s chief executive officer, based in Houston, Texas, United States. Gérard joined SLB in 1979 after completing a Master in Engineering at the Ecole Nationale Superieure de l’Aeronautique et de l’Espace (Sup’Aero), France. He began his oilfield career as a wireline field engineer, quickly progressing into operations management with assignments in Spain, Italy, Norway, France, Nigeria, Algeria, and Venezuela. After his experience in industry operating matters, he transitioned into Human Resources and worked with most of the company’s oilfield services business sectors over the next 20 years. From 2010 to 2012 he was HR Director of the company’s drilling group and responsible for integrating the several major oilfield services companies purchased by SLB including Cameron, Smith, M-I and Geoservices, based in the United States and the United Kingdom. Gerard Martellozo was the Chairman of the Board for the SLB Foundation from March 2014 to March 2026 to lend his support to SLB’s long-term commitment to promoting women in technology in the world at large. He was also co-founder of Partnerjob.com, for which he served as treasurer from 2003 to its sale in 2017 to NetExpat.

Germán Losada serves as an independent member of our Board of Directors. Mr. Losada is Co-founder and Co-CEO at VEMO, a leading integrated clean mobility company in Latin America. Mr. Losada has 12 years of experience in private equity, focused on the energy sector in Europe, United States and Latin America, with a strong expertise in building start-ups. He was a founding team member of Riverstone’s Latin America efforts, where he led the decarbonization growth equity and infrastructure investments. Mr. Losada is a member of the Boards of Directors of VEMO, White River Renewables and A2 Renovables. Previously, Mr. Losada worked in the European private equity group of First Reserve and in the investment banking division of Goldman Sachs in its Global Natural Resources and Latin America groups. Mr. Losada graduated from the University of San Andres in Argentina, where he earned a degree in Business Administration.

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

Board Committees

The Mexican Securities Market Law requires us to have an Audit and Corporate Governance Committee, which must be composed of at least three independent members under the Mexican Securities Market Law. We believe that all members of the Audit and Corporate Governance Committees are independent under the Mexican Securities Market Law and comply with the requirements of Rule 10A-3 of the Exchange Act. On May 10, 2018, the Board created a Compensation Committee with the intention of (i) setting the compensation strategy for our executive officers and directors, (ii) setting compensation levels for the CEO, and (iii) approving compensation policies for C-suite executives upon CEO recommendation. On October 21, 2025 the Board created a Corporate Development and Risks Committee with the objective of elaborating one or more reports containing the Corporate Development and Risks Committee’s analyses of: (i) matters related to the operations of the Company in the markets in which it operates, (ii) matters related to the market conditions, commercial policies and the execution of the sales plans of the Company in the markets in which it operates, (iii) the new business development of the Company, (iv) the quarterly update of the Company’s risk matrix, and (v) information related to the foregoing items that is material or relevant to the preparation of such reports.

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

Corporate Development and Risks Committee

The members of our Corporate Development and Risks Committee are:

•	Germán Losada (chair);

•	Gerard Martellozo;

•	Mauricio Doehner Cobian;

•	Susan L. Segal; and

•	Pierre-Jean Sivignon.

Agreements with Directors

There are no agreements between us and the members of our Board of Directors that provide for any benefits upon termination of their designation as directors. None of our directors maintains service contracts with us except as described in “Item 7.A—Major Shareholders” and “Item 7.B—Related Party Transactions.”

Executive Team

The following table sets forth the members of our Executive Team as of the date of this annual report.

Name	Position	Age	Appointment
Miguel Galuccio	Chairman and Chief Executive Officer	57	August 1, 2017
Pablo Manuel Vera Pinto	Chief Financial Officer	48	August 1, 2017
Juan Garoby	Chief Technology Officer	55	August 1, 2017
Alejandro Cherñacov	Strategic Planning and Investor Relations Officer	44	August 1, 2017
Matías Weissel	Chief Operations Officer	40	January 14, 2025

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

Compensation

During the year ended December 31, 2025, the aggregate remuneration paid by the Issuer to key management personnel for services in all capacities to the Issuer and its subsidiaries was US$70.2 million.

During the year ended December 31, 2025, the remuneration paid by the Issuer to each member of the Board of Directors, excluding the Chairman of the Board and the Chief Executive Officer, consisted of: (i) a fee of US$80,000, plus an additional US$30,000 for each Committee Chair, payable in four quarterly installments, and (ii) 6,000 series A shares, pursuant to the terms of the LTIP. The right to receive such remuneration was contingent upon attendance at a minimum of four meetings of the Company’s Board of Directors during the 2025 fiscal year.

Long-Term Incentive Plan

On March 22, 2018, a shareholders’ meeting authorized the Plan (as defined above). The purpose of the plan is to provide the means for the Company and its subsidiaries to attract and retain talented people as officers, directors, employees and consultants which are key to the Company and its subsidiaries, enhancing the profitable growth of the Company and its subsidiaries. That same shareholders’ meeting vested our Board of Directors with the authority to administer the Plan and approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Share purchase plans are classified as equity-settled transactions on the grant date. As of the date of this annual report, 342,148 Restricted Stock, 5,159,017 Stock Options, and 1,497,883 Performance Restricted Stock are outstanding under the Plan. The exercise prices and expiration dates of the Stock Options outstanding under the Plan are as follows (i) 110,000 Stock Options at an exercise price of US$2.10 per series A share, expiring on April 29, 2030, (ii) 40,650 Stock Options at an exercise price of US$2.85 per series A share, expiring on February 25, 2031, (iii) 493,828 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (iv) 513,378 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, (v) 385,203 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, (vi) 8,998 Stock Options at an exercise price of US$32.02 per series A share, expiring on February 20, 2034, (vii) 184,087 Stock Options at an exercise price of US$54.09 per series A share, expiring on January 2, 2035, (viii) 3,173,119 Stock Options at an exercise price of US$52.30 per series A share, expiring on April 23, 2035, and (ix) 249,754 Stock Options at an exercise price of US$47.96 per series A share, expiring on January 2, 2036. The following paragraphs describe the principal terms and conditions of the Plan.

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

Business Address of the Members of our Board of Directors and Executive Team

The business address of the members of our Company’s board of directors and the members of our Executive Team is: Torre Mapfre, 18th Floor, 243 Paseo de la Reforma Avenue, Colonia Cuauhtémoc, Alcaldía Cuauhtémoc, Mexico City, 06500, Mexico.

Share Ownership

As of the date of this annual report, based on publicly available information filed by our directors with the SEC, Susan Segal owned 178,983 series A shares (112,983 held directly and 66,000 represented by ADSs), Pierre-Jean Sivignon owned 109,500 series A shares (all represented by ADSs), Gerard Martellozo owned 37,000 series A shares (all represented by ADSs), German Losada owned 259,204 series A shares (all represented by ADSs), and Mauricio Doehner Cobian owned 57,528 series A shares (14,628 held directly and 42,900 represented by ADSs).

As of the date of this annual report, our Chairman and Chief Executive Officer owned (i) 6,245,671 series A shares (3,309,936 held directly and 2,935,735 represented by ADSs), (ii) 775,407 vested Stock Options, (iii) 1,998,700 unvested Stock Options, (iv) 155,111 Restricted Stock, and (v) 718,029 Performance Restricted Stock (the delivery of 126,021 remains subject to meeting certain performance goals, in addition to the satisfaction of other conditions). The exercise prices and expiration dates of the Stock Options held by our Chairman and Chief Executive Officer are as follows (i) 281,186 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 305,895 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, (iii) 223,955 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, (iv) 117,066 Stock Options at an exercise price of US$54.09 per series A share, expiring on January 2, 2035, (v) 1,687,500 Stock Options at an exercise price of US$52.30 per series A share, expiring on April 23, 2035, and (vi) 158,505 Stock Options at an exercise price of US$47.96 per series A share, expiring on January 2, 2036.

As of the date of this annual report, our Chief Financial Officer owned (i) 1,513,667 series A shares (847,876 held directly and 665,791 represented by ADSs), (ii) 175,768 vested Stock Options, (iii) 576,906 unvested Stock Options, (iv) 38,448 Restricted Stock, and (v) 177,809 Performance Restricted Stock (the delivery of 31,288 remains subject to meeting certain performance goals, in addition to the satisfaction of other conditions). The exercise prices and expiration dates of the Stock Options held by our Chief Financial Officer are as follows (i) 61,861 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 67,297 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, (iii) 55,429 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, (iv) 28,974 Stock Options at an exercise price of US$54.09 per series A share, expiring on January 2, 2035, (v) 499,760 Stock Options at an exercise price of US$52.30 per series A share, expiring on April 23, 2035, and (vi) 39,353 Stock Options at an exercise price of US$47.96 per series A share, expiring on January 2, 2036.

As of the date of this annual report, our Chief Technology Officer owned (i) 1,438,504 series A shares (804,688 held directly and 633,816 represented by ADSs), (ii) 166,110 vested Stock Options, (iii) 312,086 unvested Stock Options, (iv) 9,387 Restricted Stock, and (v) 182,511 Performance Restricted Stock (the delivery of 32,852 remains subject to meeting certain performance goals, in addition to the satisfaction of other conditions). The exercise prices and expiration dates of the Stock Options held by our Chief Technology Officer are as follows (i) 61,861 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 67,297 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, (iii) 55,429 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, and (iv) 293,609 Stock Options at an exercise price of US$52.30 per series A share, expiring on April 23, 2035.

As of the date of this annual report, our Strategic Planning and Investor Relations Officer owned (i) 1,198,381 series A shares (599,068 held directly and 599,313 represented by ADSs), (ii) 159,791 vested Stock Options, (iii) 524,592 unvested Stock Options, (iv) 35,018 Restricted Stock, and (v) 161,751 Performance Restricted Stock (the delivery of 28,550 remains subject to meeting certain performance goals, in addition to the satisfaction of other conditions). The exercise prices and expiration dates of the Stock Options held by our Strategic Planning and Investor Relations Officer are as follows (i) 56,238 Stock Options at an exercise price of US$7.05 per series A share, expiring on February 23, 2032, (ii) 61,179 Stock Options at an exercise price of US$17.83 per series A share, expiring on February 23, 2033, and (iii) 50,390 Stock Options at an exercise price of US$29.66 per series A share, expiring on January 2, 2034, (iv) 26,340 Stock Options at an exercise price of US$54.09 per series A share, expiring on January 2, 2035, (v) 454,327 Stock Options at an exercise price of US$52.30 per series A share, expiring on April 23, 2035, and (vi) 35,909 Stock Options at an exercise price of US$47.96 per series A share, expiring on January 2, 2036.

As of the date of this annual report, our Chief Operations Officer owned (i) 182,967 series A shares (54,516 held directly and 128,451 represented by ADSs), (ii) 144,943 vested Stock Options, (iii) 228,715 unvested Stock Options, (iv) 13,377 Restricted Stock, and (v) 53,114 Performance Restricted Stock (the delivery of 12,711 remains subject to meeting certain performance goals, in addition to the satisfaction of other conditions). The exercise prices and expiration dates of the Stock Options held by our Chief Operations Officer are as follows (i) 50,000 Stock Options at an exercise price of US$2.1 per series A share, expiring on April 28, 2030, (ii) 40,650 Stock Options at an exercise price of US$2.85 per series A share, expiring on April 1, 2031, (iii) 32,683 Stock Options at an exercise price of US$7.05 per series A share, expiring on April 1, 2032, (iv) 11,710 Stock Options at an exercise price of US$17.83 per series A share, expiring on April 1, 2033, (v) 8,998 Stock Options at an exercise price of US$32.02 per series A share, expiring on April 1, 2034, (vi) 11,707 Stock Options at an exercise price of US$54.09 per series A share, expiring on January 2, 2035, (vii) 201,923 Stock Options at an exercise price of US$52.30 per series A share, expiring on April 23, 2035, and (viii) 15,987 Stock Options at an exercise price of US$47.96 per series A share, expiring on January 2, 2036.

None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

Employees

As of December 31, 2025, we had 584 employees, of which 568 were in Argentina, 12 in Mexico and 4 in Uruguay.

The following table shows the employee headcount for Vista for the periods presented:

	As of December 31,
	2025	2024	2023
Vista	584	528	470

As of December 31, 2025, December 31, 2024, and December 31, 2023, 56%, 55% and 54%, respectively, of our employees in Argentina were represented by one union and benefitted from a collective bargaining agreement between such union and our subsidiaries.

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

As of December 31, 2025, there were also approximately 2,500 outsourced staff that access our operations on a daily basis to provide services. Although we have policies regarding compliance with labor and social security obligations for our contractors, we can provide no assurance that the contractors’ employees will not initiate legal actions against us seeking indemnification based upon a number of Argentine judicial labor court precedents that established that the ultimate beneficiary of employee services is joint and severally liable with the contractor, which is the employee’s formal employer. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to our Company—We face risks related to certain legal proceedings.”

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

Our outstanding capital stock consists of two series of shares: series A shares and series C shares, in each case registered with the RNV and listed on the Mexican Stock Exchange. As of December 31, 2025, our capital stock was represented by 104,299,703 series A shares, and two series C shares. As of the date of this annual report, our capital stock was represented by 105,219,182 series A shares, and two series C shares. Each series of shares grants the same rights and obligations to its holders, including corporate and economic rights.

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

Shareholders	Amount	% of class
Series A shares
Miguel Galuccio (1)	7,021,078	6.67%

(1)

As of the date of this annual report, our Chairman owned (i) 6,245,671 series A shares (3,309,936 held directly and 2,935,735 represented by ADSs), (ii) 775,407 vested Stock Options, (iii) 1,998,700 unvested Stock Options, (iv) 155,111 Restricted Stock, and (v) 718,029 Performance Restricted Stock (the delivery of 126,021 of which remains subject to meeting certain performance goals, in addition to the satisfaction of other conditions).

As of December 31, 2025, there were 91,100,325 ADSs outstanding (representing rights to 91,100,325 series A shares or 87% of outstanding series A shares). As of December 31, 2025, there were two registered holders of ADSs in the United States. It is not practicable for us to determine the number of our ADSs or series A shares beneficially owned in the United States. Likewise, we cannot readily ascertain the domicile of the final beneficial owners represented by ADS record holders in the United States or the domicile of the beneficial owners of our series A shares, either directly or indirectly.

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

On April 15, 2025, Vista Energy SAB, as lender, and Vista Argentina, as borrower, entered into a Simple Credit Line Contract (Contrato de Apertura de Crédito Simple) with a five-year term. The agreement provides for a maximum credit amount of US$300 million to be used exclusively for the acquisition of shares representing the capital stock of Vista LACH. Vista Argentina instructed Vista Energy SAB to transfer these funds directly to Petronas Carigali Canada B.V. as payment of the acquisition consideration. The facility bears interest at a fixed rate of 8% per annum. As of December 31, 2025, the credit had a remaining amount of US$105.4 million.

On August 1, 2025, Vista Argentina, as seller, and VEISA, as buyer, entered into an export commercial term agreement for FOB sale of Medanito Crude Oil, by which Vista Argentina committed to sell and VEISA commits to buy 5,500,000 bbl from August 1, 2025 until December 31, 2025.

On August 1, 2025, Vista LACH, as seller, and VEISA, as buyer, entered into an export commercial term agreement for FOB sale of Medanito Crude Oil, by which Vista LACH committed to sell and VEISA commits to buy 1,800,000 bbl from August 1, 2025 until December 31, 2025.

On December 15, 2025, Vista Argentina, as a seller, and VEISA, as a buyer, entered into an export commercial term agreement for FOB sale of Medanito Crude Oil, by which Vista Argentina commits to sell and VEISA commits to buy 24,000,000 bbl from January 1, 2026 until December 31, 2026.

On December 15, 2025, Vista LACH, as a seller, and VEISA, as a buyer, entered into an export commercial term agreement for FOB sale of Medanito Crude Oil, by which Vista LACH commits to sell and VEISA commits to buy 3,000,000 bbl from January 1, 2026 until December 31, 2026.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period/year.

Key management personnel remuneration

Consolidated for the year ended December 31, 2025
Short-term employee benefits	22,099
Share-based payment transactions	48,149

Total	70,248

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period/year related to key management personnel.

ITEM 7.C	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

On April 9, 2025, the Shareholder’s Meeting approved the maximum amount of funds that may be used for the purchase of the Company’s shares (or securities representing such shares) for the fiscal year ended December 31, 2025, which is US$50.0 million, the remainder of which, if any, may be used for the same purposes for the fiscal year ending December 31, 2026.

On April 28, 2026, the Shareholder’s Meeting approved the maximum amount of funds that may be used for the purchase of the Company’s shares (or securities representing such shares) for the fiscal year ended December 31, 2026, which is US$150.0 million, the remainder of which, if any, may be used for the same purposes for the fiscal year ending December 31, 2027.

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

MARKET INFORMATION

Market of Our Shares

Our ADSs are currently listed on the NYSE under the symbol “VIST.” Each ADS issued by the Depositary represents rights to one series A share. Our series A shares are listed on the Mexican Stock Exchange under the symbol “VISTA.” As of December 31, 2025, the variable portion of our outstanding capital stock was comprised by 104,299,703 series A shares, registered with the RNV and listed on the Mexican Stock Exchange. The variable portion of our capital stock is of unlimited amount pursuant to our bylaws and the applicable laws, whereas the fixed portion of our capital stock is divided into two series C shares, registered with the RNV and listed on the Mexican Stock Exchange.

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

Capital Stock

Our capital stock is variable. The amount of the fixed portion of our capital stock that is not subject to rights of withdrawal is Ps.3,000, represented by two series C common, nominative shares no par value. As of December 31, 2025, the two series C shares are held by the Company, and no economic or corporate rights might be exercised in connection therewith. The variable portion of our capital stock subject to rights of withdrawal is unlimited and represented by series A shares, which are ordinary, nominative, no par value and grant equal economic and corporate rights and obligations to their holders. As of December 31, 2025, the variable portion of our outstanding capital stock was comprised by 104,299,703 series A shares. Our series A shares may be subscribed to and paid for by Mexican or foreign individuals or corporations, as well as by any other foreign entities with or without legal entity. Our series B shares (which were ordinary, nominative, with no par value and grant the same economic and corporate rights and obligations to their holders) have been cancelled and at their time, were subscribed and paid by our Strategic Partners (otherwise referred to herein as the Sponsor) and the independent directors of the Company and were converted into series A shares as approved at an ordinary general shareholders’ meeting.

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

On March 22, 2018, a shareholders’ meeting authorized the Plan. That same shareholders’ meeting approved the reservation of 8,750,000 series A shares issued by the Company on December 18, 2017, for the implementation of the Plan. Additionally, the series A shares repurchased by the Company through our buy-back program may be allocated to the Plan. As of the date of this annual report, 14,419,381 series A shares have been vested and are outstanding in connection with the Plan. If all series A shares currently reserved for the Plan, in addition to all the shares repurchased through the ongoing buy-back program, became outstanding, our issued and outstanding share capital would increase 0.8% from 105,219,182 series A shares outstanding as of the date of this annual report to 106,078,533 series A shares. See “Item 6—Directors, Senior Management and Employees—Long-Term Incentive Plan.”

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

During the period between October 10, 2022 and March 7, 2023, the warrants holders exercised 75,144,465 warrants, and as a result of such exercise, 2,424,015 additional series A shares became outstanding.

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

Pursuant to Mexican law and our bylaws, general shareholders’ meetings require 15 calendar days advance notice to be legally convened upon first or subsequent calls. Extraordinary general shareholders’ meetings are convened to approve any of the matters referred to in Article 182 of Mexico’s General Law of Commercial Companies, Articles 48, 53 and 108 of the Mexican Securities Market Law, or any other provisions replacing them from time to time and other applicable law, as well as those provisions contained in Articles 9 and 19 of our bylaws. All other general shareholders’ meetings shall be ordinary meetings, including those meetings which address increases and reductions to the variable portion of our capital stock.

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

Meetings of the Board of Directors

A meeting of the Board of Directors may be called either by the chairman of the Board of Directors, the chairman of the audit committee, the chairman of the corporate practices committee, the Secretary non-member of the Board of Directors or 25% of the directors by means of written notice, including, but not limited to, fax or email, to all directors at least 10 calendar days prior to the date set for such meeting. In the event that all directors are present, a meeting may be called to order without advance notice.

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

The board of directors shall adopt a resolution approving or rejecting the request; provided that if the board of directors does not issue such resolution within the aforementioned 90 calendar days, the request shall be deemed as rejected. In all cases, the board of directors will act in accordance with the guidelines set forth in “Item 10—Additional Information—Memorandum and Articles of Association” and shall justify their decision in writing.

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

EXCHANGE CONTROLS

From 1991 until the end of 2001, Law No. 23,928 (Convertibility Law) established a fixed exchange rate of AR$ 1/US$. On January 6, 2002, Law No. 25,561 formally put an end to that U.S. Dollar-Argentine Peso parity. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Law No. 25,561, the Argentine Peso has been allowed to float freely against other currencies since February 2002, although the Argentine government has the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis. In 2024, the BCRA announced a 2% monthly devaluation guideline, transitioning to 1% as of February 1, 2025. As of January 1, 2026, the upper and lower bounds of the exchange rate floating band will be adjusted on a monthly basis in line with the most recently published monthly inflation rate reported by the INDEC. See “Item 3—Key Information—Risk Factors—Detailed Risk Factors—Risks Related to the Argentine and Mexican Economic and Regulatory Environments—Significant fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy and our business and results of operations in Argentina.”

Currency controls that tightened restrictions on capital flows, and the official exchange rate between the Argentine Peso and the U.S. Dollar and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods during the past years. By means of Decree No. 609/2019 dated September 1, 2019 (as amended, “Decree 609”), the Argentine Executive Branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the foreign exchange market (the “Foreign Exchange Market”) for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments, the measures adopted through Decree 609. At present, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 8,307, as subsequently amended and supplemented from time to time by BCRA’s communications (“Argentine Foreign Exchange Regulations”).

Furthermore, the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), in line with the provisions of Decree 609, established several measures to prevent practices and operations aimed at circumventing, through the use of securities and other instruments, the measures adopted under the Argentine Foreign Exchange Regulations.

The following table sets forth the annual low, high, average and period-end exchange rates for the periods indicated, expressed in nominal Argentine Peso per U.S. Dollar, based on rates quoted by the BCRA (Communication “A” 3,500). On December 4, 2025, the BCRA approved a new methodology for the calculation of the exchange rate under Communication “A” 3,500, effective January 2, 2026. Under the new framework, the exchange rate is determined based on actual executed transactions, weighted by traded volume, replacing the prior methodology based on surveyed quotations. According to the BCRA, this change is intended to enhance the transparency, representativeness and robustness of the reference rate, align it with international best practices, and foster fairer market conditions for participants. The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine Peso.

	Low	High	Average (1)	Period End
	(Argentine Pesos per U.S. Dollar)
Year ended December 31,
2021	84.70	102.75	95.16	102.75
2022	103.04	177.13	130.80	177.12
2023	178.14	808.48	295.21	808.48
2024	810.65	1,032.50	916.25	1,032.50
2025	1,032.75	1,487.08	1,262.38	1,459.42
Month
January 2026	1,427.03	1,472.73	1,449.33	1,447.67
February 2026	1,367.24	1,451.70	1,409.66	1,408.97
March 2026	1,370.29	1,418.28	1,396.34	1,382.76
April 2026 (through April 15, 2026)	1,358.52	1,395.09	1,378.19	1,363.65

(1)

Calculated using the average of the exchange rates on the last day of each month during the period (for annual periods), and the average of the exchange rates on each day during the period (for monthly periods).

No representation is made that Argentine Peso amounts have been, could have been or could be converted into U.S. Dollars at the foregoing rates on any of the dates indicated.

Below is a description of the main Argentine Foreign Exchange Regulations as of the date of this annual report.

Specific provisions for income from the Foreign Exchange Market

Entry and settlement of the proceeds from the export of goods through the Foreign Exchange Market

The Argentine Foreign Exchange Regulations require that proceeds from the export of goods be entered into the country and settled in Argentine Pesos through the Foreign Exchange Market within a specific timeframe from the date of shipment completion (cumplido de embarque), depending on the type of good. As a general rule, the applicable settlement period is determined by the NCM tariff code of the exported goods (in the case of crude oil, such period is 30 calendar days) and, in transactions between related parties, may not exceed 60 calendar days. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in Argentine Pesos in the Foreign Exchange Market within 20 business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Argentine Foreign Exchange Regulations for each type of good.

In the case of funds received or credited abroad, the settlement obligation may be deemed satisfied to the extent of the amounts customarily deducted by foreign financial institutions as fees or expenses for the transfer of funds to Argentina.

If the client is a Special Purpose Vehicle (“SPV”) that has adhered to the Incentive Regime for Large Investments (Régimen de Incentivo para Grandes Inversiones or “RIGI”) and has duly declared to the Argentine Ministry of Economy its intention to apply for the export proceeds benefits available under such regime, the collection, repatriation and settlement of export proceeds from goods and services shall be governed by the specific repatriation and settlement thresholds applicable under the Argentine Foreign Exchange Regulations, as relevant.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Argentine Pesos through the Foreign Exchange Market, up to the value of the insured exported goods.

Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the Foreign Exchange Market within 20 business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in the Argentine Foreign Exchange Regulations.

Argentine Foreign Exchange Regulations also provide for certain exceptions to the mandatory settlement requirement. In this regard, under the Investment Promotion Regime for Hydrocarbon Exploration and Exploitation (Régimen de Promoción de Inversión para la Explotación de Hidrocarburos), created by Decree No. 929/2013, as amended from time to time, hydrocarbon exploitation projects approved by the Argentine Ministry of Economy that involve direct foreign currency investments exceeding US$250 million during the first three years following project approval may qualify for the regime. Among other benefits, beneficiaries are entitled to freely export up to 20% of their hydrocarbon production without export duties, and the foreign currency proceeds derived from such exports are not subject to mandatory settlement through the Foreign Exchange Market. See “Item 4—Information on the Company—Industry and Regulatory Overview—Oil and Gas Regulatory Framework in Argentina”

Obligation to settle foreign currency from exports of services

As a general rule, payments received for the provision of services by residents to non-residents must be entered and settled through the Foreign Exchange Market within 20 business days from the date of its collection abroad or in Argentina or its crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and settlement may be deemed satisfied for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to Argentina.

If the client is a SPV that has adhered to the RIGI and has duly notified the Argentine Ministry of Economy of its intention to avail itself of the foreign exchange benefits under such regime, the foreign currency obtained from activities other than the export of goods (including services) may, subject to compliance with the applicable conditions, be exempt from the obligation to be entered into and/or settled through the Foreign Exchange Market. In particular, foreign currency proceeds arising from services provided to non-residents in connection with a RIGI-backed project may qualify for such exemption, provided that the services were rendered or accrued as from the SPV’s start-up date as reported by the Ministry of Economy to the BCRA.

In addition, the Argentine Foreign Exchange Regulations contemplate certain scenarios in which proceeds from the export of services are exempt from mandatory settlement through the Foreign Exchange Market, provided that such proceeds are entered into the country within the applicable deadlines.

Application of export revenues

The Argentine Foreign Exchange Regulations allow export proceeds from goods and services to be applied to the repayment of certain obligations, provided that the applicable certification and monitoring requirements are met. In particular, export proceeds may be applied to the repayment of: (i) advances, pre-financing and post-financing of exports that have been settled through the Foreign Exchange Market; (ii) export pre-financing and financing granted or guaranteed by local financial institutions, whether or not settled through the foreign exchange market, subject to the conditions set forth in the regulations; (iii) financial indebtedness under contracts in force as of August 31, 2019 that expressly provide for repayment through the application abroad of export proceeds; (iv) financial transactions that are expressly authorized to apply export proceeds in accordance with the requirements set forth in Sections 7.9 and 7.10 of the Argentine Foreign Exchange Regulations; and (v) advances, pre-financing and post-financing from abroad with partial settlement pursuant to Decrees No. 492/2023, No. 549/2023, No. 597/2023 and No. 28/2023, among others.

Moreover, under Section 7.9.5 of the Argentine Foreign Exchange Regulations, export proceeds from goods and services may be allocated to offshore or onshore collateral accounts established to secure the payment of principal and interest under eligible External Financial Indebtedness that was entered into and settled through the Foreign Exchange Market on or after January 7, 2021 (or, starting on August 8, 2025, in the case of certain specified financings). Such allocation is allowed up to an amount equal to 125% of the principal and interest payable during the current month and the following six calendar months, based on the repayment schedule agreed upon with the creditors. Any amounts in excess of this threshold must be repatriated to Argentina and settled in Argentine Pesos through the Foreign Exchange Market within the general timeframes established by the applicable regulations. If the relevant financing agreement requires the funds to remain deposited beyond the applicable settlement deadline, the exporter may request an extension of such deadline until the fifth business day following the contractually required deposit date, as set forth in the financing documentation.

Debt securities subscribed abroad and external financial indebtedness

Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad (“External Financial Indebtedness”) disbursed on or after September 1, 2019 must be entered into Argentina and settled in the Foreign Exchange Market as a requirement for subsequent access to it in order to service their capital and interest payments. Consequently, although the settlement of the proceeds from such transactions is not mandatory, failing to settle it will prevent future access to the Foreign Exchange Market for repayment purposes.

Additionally, as further conditions for such access to the Foreign Exchange Market, the transaction must have been declared in the External Assets and Liabilities Survey (as defined below, see “ —Other Specific Provisions—BCRA Information Framework”), and access to the Foreign Exchange Market must occur no more than three business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued starting on November 8, 2024 made through a transfer abroad, access to the Foreign Exchange Market shall, in addition, only be permitted once at least the following periods have elapsed from the issuance date:

(i)	12 months, if the security was issued between November 8, 2024 and April 20, 2025;
(ii)	six months, if the security was issued between April 21, 2025 and May 15, 2025; and
(iii)	18 months, if the security was issued on or after May 16, 2025.

Access to the Foreign Exchange Market to make payments more than three days in advance of the due date is, as a general rule, subject to prior authorization from the BCRA. The following cases of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Argentine Foreign Exchange Regulations: (i) early repayment of principal and interest with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; and (v) early repayment of principal and interest by a SPV adhering to the RIGI.

Furthermore, prior approval from the BCRA is required for local residents to access the Foreign Exchange Market for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Argentine Foreign Exchange Regulations. See “—Payments Related to Debts with Related Parties.”

Additionally, under Section 3.11.2 of the Argentine Foreign Exchange Regulations, entities may grant access to the Foreign Exchange Market to residents in order to make payments for services related to External Financial Indebtedness or securities with access to the Foreign Exchange Market pursuant to Sections 3.6.1.3 to 3.6.1.5 of the Argentine Foreign Exchange Regulations, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;
(ii)

The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable Argentine Foreign Exchange Regulations that allow such access; and

(iii)	The client’s access falls within one of the following situations:

a.	It is made within 60 calendar days prior to the due date, with a daily amount not exceeding 10% of the amount to be paid; or
b.	It is made within five business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% of the amount to be paid.

Specific provisions on access to the Foreign Exchange Market

General Requirements

As a general rule and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the Foreign Exchange Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of debt securities subscribed abroad and external financial indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the BCRA. In this regard, the local company or individual must file an affidavit stating that:

(a)

(i) At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$ 100,000. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad shall not be considered available liquid external assets if they cannot be used by the client because they constitute reserve or guarantee funds established under the requirements of foreign indebtedness contracts, export pre-financing operations covered under Section 7.8.5 of the Argentine Foreign Exchange Regulations, or funds held as collateral for derivative transactions executed abroad.

In the event that the client holds foreign liquid assets and/or CEDEARs in an amount greater than that established in the preceding paragraph, the financial institution may also accept an affidavit from the client confirming that such amount has not been exceeded, considering that, partially or fully, the foreign liquid assets:

(i)	have been used during that day for payments that would have had access to the Foreign Exchange Market;

(ii)	have been transferred to the client’s favor to a correspondent account of a local entity authorized to operate in foreign exchange;

(iii)

are funds deposited in foreign bank accounts in the client’s name, originating from proceeds of exports of goods and/or services, or advances, prefinancing, or postfinancing of exports of goods granted by non-residents, or from the sale of non-produced non-financial assets, for which the 20 business day period from their receipt has not elapsed;

(iv)

are funds deposited in foreign bank accounts in the client’s name, originating from External Financial Indebtedness, and the amount does not exceed the equivalent required to pay capital and interest in the next 365 calendar days;

(v)

are funds deposited in foreign bank accounts in the client’s name, originating from disbursements received abroad after November 29, 2024, from External Financial Indebtedness, within the last 180 calendar days;

(vi)

are funds deposited in foreign bank accounts in the client’s name, originating from the sale of securities settled in foreign currency as outlined in section 3.16.3.6.iii of the Argentine Foreign Exchange Regulations;

(vii)

are funds deposited in foreign bank accounts in the client’s name, originating from debt securities issued in the last 120 calendar days, and falling under the provisions of sections 7.11.1.5. and 7.11.1.6 of the Argentine Foreign Exchange Regulations.

(b)

It undertakes the obligation to settle in the Foreign Exchange Market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted, or the loan granted after May 28, 2020.

The affidavits included in paragraphs (a) and (b) above will not be required for outbound transactions involving the purchase of foreign currency notes for holding purposes or for the opening of deposits by resident individuals, in accordance with the Argentine Foreign Exchange Regulations.

(c)

Only where the client is a non-resident individual, it must state that, as of the date of access to the Foreign Exchange Market and during the preceding 90 calendar days, neither directly nor indirectly, nor on behalf of or for the account of third parties:

(i)	did not arrange sales in Argentina of securities with settlement in foreign currency,

(ii)	did not exchange securities issued by residents for foreign assets,

(iii)	did not transfer securities to depository entities abroad,

(iv)	did not acquire in Argentina securities issued by non-residents with settlement in Argentine Pesos,

(v)	did not acquire CEDEARs representing foreign shares,

(vi)	did not acquire securities representing private debt issued in foreign jurisdiction, and

(vii)

did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad (items (i) through (vii), collectively, the “Restricted Transactions”).

(d)

It must state that it undertakes not to enter into any Restricted Transactions as of the time it requests access to the Foreign Exchange Market and for the following 90 calendar days thereafter, neither directly nor indirectly, nor on behalf of or for the account of third parties.

Section 3.16.3.6 of the Argentine Foreign Exchange Regulations sets forth several transactions that should not be considered in the affidavits prepared to comply with items (c) and (d) above.

(e)

Section 3.16.3 of the Argentine Foreign Exchange Regulations adds that, in the event that the customer requesting access to the Foreign Exchange Market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the BCRA, the customer must submit to the corresponding financial institution an affidavit stating:

(i)	details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which they are part of the same economic group;

(ii)

that on the day on which it requests access to the Foreign Exchange Market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services.

(iii)	The requirements set forth in items (i) and (ii) above may be deemed fulfilled if the client seeking access has submitted:

(1)

An affidavit confirming that, within the period established in item (e)(ii), except for transactions directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—to any individual or legal entity within Argentina.

(2)

An affidavit signed by each individual or legal entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii), confirming compliance with the requirements set forth in items (c), (d), and (e)(ii).

(3)

An affidavit signed by each individual or legal entity identified in item (e)(i), confirming either: (x) compliance with the requirements set forth in items (c) and (d); or (y) that, within the period established in item (e)(ii), except for transactions directly related to routine purchases of goods and/or services between residents, it has not received local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—originating from the client or from any entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii).

The Argentine Foreign Exchange Regulations state that transfers to foreign depositary entities of securities made in connection with a repurchase of debt securities by Argentine residents should not be considered in the affidavits prepared to comply with of the Argentine Foreign Exchange Regulations.

Imports Payments

Section 3.1 of the Argentine Foreign Exchange Regulations allows access to the Foreign Exchange Market for the payment of imports of goods, establishing different conditions based on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration, and based on the due date of the interest that such commercial debts accrue. It also provides for the reestablishment of the “SEPAIMPO,” the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into Argentina.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

Communication “A” 7,917 issued on December 13, 2023, as amended from time to time, substantially modified the regime of access to the Foreign Exchange Market for the payment of imports of goods and services, establishing the following with respect to access to the Foreign Exchange Market for the payment of imports of goods, effective as of December 13, 2023:

(1)

A SIRA filing in “SALIDA” status is not required to access the Foreign Exchange Market. In particular, access to the Foreign Exchange Market does not require (i) the filing of a SIRA declaration in “SALIDA” status, nor (ii) the validation of the transaction in the Single Current Account for Foreign Trade system.

(2)

Payments for imports of goods with customs entry registration as from December 13, 2023: Entities may provide access to the Foreign Exchange Market without prior BCRA approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, from the date of customs entry, provided that the transactions are not covered under Section 10.6.6 and that all other applicable regulatory requirements are satisfied.

(3)

Payments of imports of goods with pending customs entry registration: Entities may also grant access to the Foreign Exchange Market without the prior approval of the BCRA to process payments with pending customs entry for transactions not covered under Section 10.6.6, provided that, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10.2 of the Argentine Foreign Exchange Regulations.

(4)

Stock of Debt—Imports of Goods: Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023 shall require the prior conformity of the BCRA except when, in addition to the remaining applicable requirements, they are transactions financed by financial entities or official credit agencies or international organizations, or when the payment is made through a swap and/or arbitrage transaction using funds deposited in a local account and originated from the receipt of principal and interest payments in foreign currency from Bonos para la Reconstrucción de una Argentina Libre bonds (“BOPREAL”); among other situations set forth in Section 10.11 of the Argentine Foreign Exchange Regulations.

Payment for Services Rendered by Non-Residents

Pursuant to Section 13.1 of the Argentine Foreign Exchange Regulations, entities may access the Foreign Exchange Market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the transaction is declared, if applicable, in the last due presentation of the External Assets and Liabilities Survey.

Regarding access to the Foreign Exchange Market for the payment of service imports, the following provisions apply:

Payments for services that were or will be rendered or accrued on or after December 13, 2023:

Entities may give access to the Foreign Exchange Market to make payments for non-residents services that were or will be rendered on or after December 13, 2023, when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

i.	The payment corresponds to a transaction that falls under the following concept codes:

S03. Passenger Transportation Services.

S06. Travel (excluding transactions associated with withdrawals and/or consumption with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers).

S23. Audiovisual services.

S25. Government services.

S26. Health services by travel assistance companies.

S27. Other health services.

S34. Transactions involving charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, for the provision of digital services not related to travel.

S35. Transactions involving charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, for the remote (non face-to-face) purchase or sale of goods.

S36. Transactions involving cash withdrawals and/or charges to payment cards or debits to deposit accounts, executed by residents with non-resident merchants, or by non-residents with Argentine merchants, excluding those relating to the provision of digital services not related to travel or the remote (non face-to-face) purchase or sale of goods.

ii.	Expenses paid to foreign financial entities for their usual transactions.

iii.

The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” in which the freight charges form part of the sales terms agreed with the purchaser of the goods, and is made once the export has been cleared for shipment by customs.

iv.

The payment corresponds to a transaction classified under the concept “S30. Freight services for import transactions of goods” and is made as of the date the service is rendered. In the case of freight charges related to an import transaction falling within the scope of Section 10.10.2.1 of the Argentine Foreign Exchange Regulations, payment may be made as of the shipment date of the goods at origin.

v.

The payment corresponds to a transaction classified under the concept “S24. Other personal, cultural, and recreational services” provided by a counterparty affiliated with the resident on or before April 13, 2025, and is made after a period of 90 calendar days from the date the service is rendered or accrued.

vi.

The payment corresponds to a transaction corresponding to a service not included in Sections 13.2.1. to 13.2.5. of the Argentine Foreign Exchange Regulations provided by a non-related counterparty to the resident, and payment is made as of the date the service is rendered or accrued. This timeframe shall also apply to transactions corresponding to transfers abroad by local agents of funds collected in Argentina for services provided by non-residents to residents.

vii.

The payment corresponds to a transaction corresponding for a service not included in items 13.2.1. to 13.2.5. of the Argentine Foreign Exchange Regulations provided by a related counterparty to the resident, and payment is made:

(a) After a period of 90 calendar days from the date the service is rendered or accrued, if such date falls on or after April 14, 2025.

(b) After a period of 180 calendar days from the date the service is rendered or accrued, if such date is prior to April 14, 2025.

Payments for services that were or will be rendered or accrued on or after December 13, 2023, prior to the provisions set forth in Sections 13.2.3 to 13.2.7 of the Argentine Foreign Exchange Regulations

Access to the Foreign Exchange Market for payments for services provided and/or accrued by non-residents on or after December 13, 2023, will be admissible prior to the deadlines set forth in Sections 13.2.3 to 13.2.7. of the Argentine Foreign Exchange Regulations, when, in addition to the other applicable requirements, the following situations are verified:

i.

The customer accesses the Foreign Exchange Market with funds originating from foreign currency financing for service imports granted by a local financial entity, provided that the maturity dates and the principal amounts to be paid of the granted financing are compatible with those provided in Section 13.2. of the Argentine Foreign Exchange Regulations.

If the granting of the financing is prior to the date of provision or accrual of the service, the deadlines provided in Section 13.2 of the Argentine Foreign Exchange Regulations will be calculated from the estimated date of provision or accrual plus 15 calendar days.

In the case of a transaction classified under the concept “S30. Freight services for goods import operations” that falls within the scope of Section 10.10.2.1 of the Argentine Foreign Exchange Regulations, financing shall be provided until the estimated shipment date of the goods at origin plus an additional period of 15 calendar days.

If the financing is granted after the date the service is rendered or accrued, the time periods set forth in Section 13.2 of the Argentine Foreign Exchange Regulations shall be calculated from that date.

ii.

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

iii.

The customer accesses the Foreign Exchange Market simultaneously with the settlement of funds originated in an External Financial Indebtedness, to the extent that the provisions of Section 13.3.1 of the Argentine Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing are complied with.

The portion of the financial indebtedness that is used by virtue of the provisions of this Section may not be computed for the purposes of other specific mechanisms that enable access to the Foreign Exchange Market as from the entry and/or settlement of this type of transactions.

iv.	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Section 7.11 of the Argentine Foreign Exchange Regulations.

v.

The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22)” issued within the framework of the provisions of Section 3.17 of the Argentine Foreign Exchange Regulations.

vi.	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities.

vii.

The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by international organizations and/or official credit agencies. Entities may also consider as a transaction guaranteed by an official credit agency those covered by a guarantee issued by a private insurer on behalf of a national government of another country. In all cases, the intervening entity must have documentation explicitly confirming this situation.

viii.

The payment is made on the closing date of a repurchase and/or debt redemption transaction under Sections 3.5.3.1. or 3.6.4.4. of the Argentine Foreign Exchange Regulations, and relates to services provided by non-residents arising from the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

ix.	The payment is to a counterparty not related to the client and is completed through an exchange and/or arbitration with the funds deposited in a foreign currency account in a local financial entity.

Stock of Debt for Import of Services

Prior approval of the BCRA shall be required for access to the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies compliance with the requirements set forth in Section 13.4 of the Argentine Foreign Exchange Regulations.

External Financial Indebtedness

As previously mentioned, for resident debtors to access the Foreign Exchange Market to make capital or interest payments on External Financial Indebtedness, it is required that an amount equivalent to the nominal value of the External Financial Indebtedness has been entered into Argentina and settled through the Foreign Exchange Market, and that the transaction has been declared in the External Assets and Liabilities Survey. See “- Debt securities subscribed abroad and external financial indebtedness.”

This requirement for entry and settlement will be considered fulfilled in the following cases:

(1)	Indebtedness disbursed before September 1, 2019.

(2)

Indebtedness originating from September 1, 2019, which does not generate disbursements due to refinancing of capital and/or interest on external financial indebtedness that had access under the applicable regulations, as long as the refinancing does not bring forward the maturity of the original debt.

(3)	For the amount of the applicable origination and/or issuance expenses and other expenses debited abroad for the banking transactions involved.

(4)	For the difference between the effective value and the nominal value in publicly registered debt securities issued below par.

(5)	For the portion corresponding to a capitalized interest in accordance with the financing agreement.

(6)

For the portion of new debt securities delivered by a resident to their creditors as participation premium, repurchase, early redemption, or similar, in the framework of a debt exchange, repurchase, and/or early redemption transaction of External Financial Indebtedness, provided that:

a.

The nominal value of the new securities delivered, in the concept of participation premium, repurchase or early redemption or similar, does not exceed the equivalent of 5% of the capital value of the debt effectively exchanged or repurchased; and

b.

The new debt securities provide at least one year of grace for capital repayment and imply a minimum extension of two years regarding the average duration of the remaining capital of the exchanged or repurchased debt.

(7)

For the portion of public debt securities issued from January 7, 2021, which were delivered to creditors to refinance preexisting financial debts with an extension of the average duration, corresponding to the refinanced capital amount, accrued interest up to the refinancing date, and, to the extent that the new debt securities do not have capital maturities during the first two years, the amount equivalent to the interest that would accrue in the first two years on the debt being refinanced in advance and/or the deferral of the refinanced capital and/or the interest that would accrue on the amounts so refinanced.

(8)

For the portion subscribed in foreign currency in Argentina for public debt securities issued abroad starting from February 5, 2021, provided that all conditions outlined in the Argentine Foreign Exchange Regulations are met.

(9)

For external indebtedness originating from September 1, 2019 in a refinancing of the capital and/or interest on commercial debts with the foreign creditor, provided that the new financial debt does not anticipate maturity dates concerning the refinanced commercial debt nor involve payments before the date the client could have accessed for the commercial debt under the applicable regulations.

(10)

For External Financial Indebtedness falling under sections 7.11.1.3 and 7.11.1.5 of the Argentine Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented. The value of freight expenses stated in the transportation documentation associated with the customs entry registration of the goods may also be counted, provided that the funds from the transactions outlined in the mentioned sections were used for direct payment to the freight service provider of imports not included in the agreed purchase condition.

(11)

External Financial Indebtedness that falls under Section 7.10.2.2.ii) of the Argentine Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented.

(12)

For the portion of publicly registered debt securities issued between October 9, 2020, and December 31, 2023, with an average duration not less than two years, which were delivered to creditors of external financial indebtedness and/or foreign currency-denominated public debt securities with maturities between October 15, 2020, and December 31, 2023, as part of the refinancing plan required under item 7 of Communication A 7106 and related provisions (as included in item 3.17 of Annex of Communication A 7914), based on the parameters defined in the Argentine Foreign Exchange Regulations.

Section 3.5.4 of the Argentine Foreign Exchange Regulations establishes that, as long as the prior approval requirement for access to the Foreign Exchange Market for paying capital and interest on External Financial Indebtedness remains in force, this requirement will not be applicable when all of the following conditions are met:

(a)	The funds were used to finance projects within the “Argentine Natural Gas Production Promotion Plan – 2020-2024 Supply and Demand Scheme” established in Article 2 of Decree No. 892/20 (“Plan GasAr”);

(b)	The funds have been entered and settled through the Foreign Exchange Market as from November 16, 2020; and

(c)	The indebtedness has an average duration of no less than 2 (two) years.

Payments of debt securities or other debt instruments denominated and payable in foreign currency in Argentina

Pursuant to Section 2.5 of the Argentine Foreign Exchange Regulations, issuances by residents of publicly registered debt securities in Argentina that do not constitute External Financial Indebtedness and/or promissory notes with a public offering issued under General Resolution No. 1003/24 of the CNV and related regulations, and/or fiduciary debt securities issued by trustees of fiduciary trusts with a public offering carried out in accordance with CNV provisions in the matter, denominated and subscribed in foreign currency, must be settled in the Foreign Exchange Market as a requirement for subsequent access to said market to address their capital and/or interest services in foreign currency in Argentina under the provisions of this section.

Access to the Foreign Exchange Market for the repayment of debts and other obligations in foreign currency between residents, incurred after September 1, 2019, is prohibited.

However, exceptions are made for the cancellation in Argentina of principal and interest upon maturity of:

(i)

Foreign currency financing granted by local financial institutions, including payments for foreign currency consumption through credit or purchase cards, except for the repayment of overdrafts in U.S. dollar current accounts, which may only be settled with the client’s freely available funds in such currency.

(ii)

Debt securities issued as from September 1, 2019, for the purpose of refinancing debts covered in Section 3.6.2 of the Argentine Foreign Exchange Regulations and which involve an increase in the average maturity of the obligations.

(iii)

Debt securities issued as from November 29, 2019, with public registration in Argentina that do not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency, provided that all funds obtained have been settled in the Foreign Exchange Market.

In the case of debt securities issued by local financial institutions through transactions entered into on or after May 26, 2025, repayment shall only be permitted once at least 12 months have elapsed from the issuance date.

(iv)

Promissory notes with public offering issued under General Resolution 1003/24 of the CNV and related regulations, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.

(v)

Fiduciary debt securities issued by trustees of financial trusts with a public offering conducted in accordance with the provisions of the CNV, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.

(vi)

Issuances of securities covered under items (iii) through (v) that did not involve cash disbursements as they consisted of restructurings of debt originally falling under those same items, provided that the refinancing does not anticipate maturities compared to the original debt.

Issuances of securities that meet the conditions set forth in items (iii) through (v) above for access to the Foreign Exchange Market will be allowed to cancel their capital and interest services upon maturity through the application of export collections of goods and services in Argentina, provided that the requirements set forth in Section 7.9 of the Argentine Foreign Exchange Regulations are met.

Entities may also grant access to the Foreign Exchange Market for the cancellation upon maturity of:

(1)	Foreign currency obligations between residents formalized through public records or deeds as of August 30, 2019.

(2)	Foreign currency financing granted by local financial institutions pending as of August 30, 2019.

Access to the Foreign Exchange Market before maturity will require prior approval from the BCRA, except when the transaction falls under one of the following situations and all conditions established in each case are met:

(i)	When the debt originates from foreign currency financing granted by local financial institutions for foreign currency consumption made through credit or purchase cards.

(ii)

In case of other financings in foreign currency from local financial institutions, except for the repayment of overdrafts in U.S. dollar current accounts, where repayment is made simultaneously with the settlement of funds received from abroad under new indebtedness:

a.	The early payment is made simultaneously with funds settled from new External Financial Indebtedness and/or new prefinancing of exports from abroad;

b.	The average maturity of the new indebtedness is longer than the remaining average maturity of the debt being paid off;

c.

The accumulated amount of principal payments of the new indebtedness, at any time until the maturity date of the debt being canceled, may not exceed the accumulated principal payments of the financing being paid off; and

d.

If the new indebtedness is a prefinancing of exports from abroad, the entity must have an affidavit from the client stating that prior approval from the BCRA will be required for the application of export currency collections to the early repayment of principal before the maturities counted for compliance with the conditions mentioned.

If the pre-canceled financing by the client was granted from a credit line from abroad, the financial institution may also pre-cancel the principal and accrued interest from the credit line for the proportion of the debt repaid early.

(iii)	In case of early cancellation of interest within a debt exchange process:

a.

The early cancellation of interest is made within a debt exchange process of securities issued by the client, in which the creditor is delivered a new security with public registration in Argentina that does not qualify as External Financial Indebtedness;

b.	The amount paid before maturity corresponds to interest accrued up to the closing date of the exchange;

c.	The average duration of the new debt securities is longer than the remaining average duration of the exchanged securities; and

d.

The accumulated amount of principal payments of the new securities, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the exchanged securities.

(iv)

In case of early cancellation of principal and interest from a debt security covered in this section with the settlement of funds entered from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness:

a.

The early cancellation of principal is made simultaneously with the settlement of funds from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness issued within a refinancing, repurchase, and/or early redemption transaction;

i.

The new debt security includes a one year grace period for capital repayment, and its average duration is at least two years longer than the remaining average duration of the debt security being canceled; and

ii.

The accumulated amount of principal payments of the new indebtedness may not exceed, until the maturity date of the canceled debt, the amount accumulated by the principal payments of the debt being canceled.

b.

The early cancellation of interest corresponds to the interest accrued on the refinanced debt until the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement.

Additionally, the entity may grant the client access to the Foreign Exchange Market to:

c.

Pay for a repurchase premium, early redemption, or similar, up to the equivalent of 5% of the principal amount of the repurchased and/or redeemed debt security, provided that the payment is made simultaneously with the settlement of funds entered from abroad by the new debt security exceeding the principal amount being pre-canceled, by at least an amount equivalent to the premium paid.

d.

Pay, at the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement, the issuance costs or other services provided by non-residents in the context of the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

(v)

In case of early cancellation of principal and interest from a debt security covered in this section or from a foreign currency financing granted by a local financial entity that was not granted under a foreign credit line, simultaneously with the settlement of other External Financial Indebtedness:

a.	The early cancellation of principal and interest is made simultaneously with funds settled from new External Financial Indebtedness;

b.	The average duration of the new indebtedness is longer than the remaining average duration of the debt security being canceled; and

c.

The accumulated amount of principal payments of the new indebtedness, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(vi)

In the case of early cancellation of principal and interest from a security covered in this section or a foreign currency financing from a local financial entity that was not granted under a foreign credit line, carried out simultaneously with the settlement of a new security covered in this section, subject to the following conditions:

a.

the early cancellation of principal and accured interest of a security covered in this section or a foreign currency financing from a local financial entity that was not granted under a foreign credit line is made simultaneously with the funds settled from the issuance of a new security covered in this section;

b.	the average duration of the new security is longer than the remaining average duration of the debt being prepaid, and

c.

at no time, up to the maturity date of the debt being prepaid, may the cumulative amount of principal amortizations under the new security exceed the cumulative amount of principal amortizations that would have accrued under the debt being prepaid.

(vii)

The client is a SPV adhered to the RIGI that early cancels principal or accrued interest from debts covered in this section in accordance with the provisions of Section 14.2.1 of the Argentine Foreign Exchange Regulations.

(viii)

In the case of prepayment of principal and accrued interest under a security covered by this section, or under foreign currency financing granted by a local financial institution that was not extended under an external credit line, provided that such prepayment is carried out simultaneously with the settlement of new foreign currency financing granted by a local financial institution, subject to the following conditions:

a.

the prepayment of principal and accrued interest under a security covered by this section, or under foreign currency financing granted by a local financial institution that was not extended under an external credit line, is made simultaneously with the funds settled under new foreign currency financing granted by a local financial institution. Where foreign currency financing granted by a local financial institution is being repaid, the foregoing requirement shall be deemed satisfied if a certificate issued by the institution granting the new financing evidencing the settlement of the required amount within the preceding forty-eight (48) business hours is obtained;

b.	the average life of the new debt is longer than the remaining average life of the debt being prepaid; and

c.

at no time, up to the maturity date of the debt being prepaid, may the cumulative amount of principal amortizations under the new debt exceed the cumulative amount of principal amortizations that would have accrued under the debt being prepaid.

Repayment Under Related Counterparty Debt

Prior approval from the BCRA is required to access the Foreign Exchange Market for the cancellation of principal and interest of External Financial Indebtedness when the creditor is a related counterparty to the resident debtor, in accordance with section 3.5.6 of the Argentine Foreign Exchange Regulations. Additionally, debts covered by this section will continue to be subject to prior approval even if there is a modification of the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Prior approval from the BCRA will not be required when:

(i)	it is related to transactions specific to local financial institutions;

(ii)

it is an External Financial Indebtedness that has an average life of no less than six months, provided the funds were entered into Argentina and settled through the Foreign Exchange Market on or after April 21, 2025;

(iii)

it is an External Financial Indebtedness with an average maturity of no less than two years, and the funds have been entered and settled through the Foreign Exchange Market between October 2, 2020 and April 20, 2025;

(iv)

it is a payment of compensatory interest accruing from January 1, 2025, on the remaining original value of financial debts with related foreign counterparties. Penalty or other equivalent interest that accrues from January 1, 2025, will still be subject to prior approval requirement;

(v)	the client is a SPV participant under RIGI that settles principal or interest of External Financial Indebtedness as provided in section 14.2.1 of the Argentine Foreign Exchange Regulations;

(vi)	it is a payment of interest that is made simultaneously with the settlement for at least an equivalent amount of:

a.

new External Financial Indebtedness with an average maturity of no less than two years and providing at least one year of grace for principal payments, both counted from the date access to the market is granted.

b.	new direct investment contributions from non-residents.

The financial debts and/or direct foreign investment contributions, which cannot be considered for other mechanisms under the Argentine Foreign Exchange Regulations, may be entered and settled by the debtor making the interest payment or by another resident company belonging to the same economic group.

(vii)

it is an External Financial Indebtedness under the mechanism of Section 7.11 of the Argentine Foreign Exchange Regulations, and the access date is consistent with the conditions required to fit within that mechanism;

(viii)

the client has a “Certification for foreign exchange access regimes for incremental oil and/or natural gas production (Decree 277/22)” issued in the framework of Section 3.17 of the Argentine Foreign Exchange Regulations, for the equivalent of the principal amount being paid;

(ix)

the client has a “Certification of increased goods exports” for the years 2021 to 2023 issued under Section 3.18 of the Argentine Foreign Exchange Regulations for the equivalent of the principal amount being paid;

(x)

it is an External Financial Indebtedness with an average maturity of no less than two years settled between August 27, 2021, and December 12, 2023, and was used to pay commercial debts for the import of goods and services, based on the issuance of a “Certification of entry of new financial indebtedness with the exterior” under item 1 of Communication A 7348 and related provisions (provisions received in item 3.19 of the Annex to Communication A 7914); and

(xi)

it is an External Financial Indebtedness with an average maturity of no less than two years originating between August 27, 2021, and December 12, 2023, from a refinancing of commercial debts for the import of goods and services with the same creditor, under item 20 of Communication A 7626 and related provisions (provisions received in item 3.20 of the Annex to Communication A 7914).

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

Profit and Dividend Payment

Pursuant to Section 3.4 of the Argentine Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to prior approval of the BCRA, unless the following requirements are met:

(1)	The profits and dividends must correspond to closed and audited balance sheets.

(2)	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine Pesos that correspond according to the distribution determined by the shareholders’ meeting.

(3)	If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.

(4)	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

(a)	The distributable profits arise from net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.

(b)	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.

(c)

The client is a SPV adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under Section 14.2.2 of the Argentine Foreign Exchange Regulations, the client must present documentation that supports the definitive capitalization of the contribution. In this case, the client must present documentation that supports the definitive capitalization of the contribution.

(d)

Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the Foreign Exchange Market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the Foreign Exchange Market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry of Commerce must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry of Commerce.

(e)

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

(f)

It has a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22)” issued under the provisions of section 3.17. of the Argentine Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

(g)

The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023, issued in accordance with Section 3.18 of the Argentine Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

Transactions BOPREAL

The BOPREAL are securities issued by the BCRA for subscription in a primary offering for the following purposes: (i) by importers of goods, up to the amount of the outstanding debt for imports of goods with customs entry registration on or before December 12, 2023; (ii) by importers of services, up to the amount of the outstanding debt for imports of services where the performance or accrual of such services by the non-resident provider occurred on or before December 12, 2023; (iii) for the payment of profits and dividends owed to non-residents, as from the date on which their distribution was approved by the shareholders’ meeting; (iv) by non-resident clients, for profits and dividends collected in Argentina since September 1, 2019; and (v) by debtors of principal and interest in arrears with related-party counterparties, subject to prior authorization of the BCRA as provided under Sections 3.3.3 and 3.5.6 of the Argentine Foreign Exchange Regulations.

(a) For Importers of Goods

Importers of goods can subscribe BOPREAL for up to the amount of the pending debt for their imports of goods with customs entry registration before December 12, 2023. The entity making the subscription offer on behalf of the client must obtain the respective certifications on the outstanding debt amount issued by the entity/entities responsible for monitoring the officializations involved in the SEPAIMPO, in order to verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for goods imports as indicated in Section 10.2.4 of the Argentine Foreign Exchange Regulations.

(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.

(iii)	The conditions set forth in Section 10.3.2.1 of the Argentine Foreign Exchange Regulations for access to the Foreign Exchange Market are met, except for the condition specified in item (viii).

(iv)

The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Argentine Foreign Exchange Regulations. Section 3.16.3 shall only apply to clients who are not resident individuals.

(v)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment.

Additionally, the entity must execute a foreign exchange sale ticket on behalf of the importer using the corresponding concept code identifying the type of transaction, indicating the nominal value in foreign currency of the BOPREAL bonds allocated to the importer.

In certain cases, the entity making the subscription offer on behalf of the client must have an affidavit from the client confirming that they have not requested the use of this mechanism through another entity for that debt.

(b) For Importers of Services

Importers of services can subscribe BOPREAL for up to the amount of the pending debt for their imports of services in which the provision or accrual of the service by the non-resident took place on or before December 12, 2023.

The entity making the subscription offer on behalf of the client must obtain the documentation that supports the existence of the service, the amount owed as of the subscription date, and verify that all of the following conditions are met:

(i)	The obligation qualifies as a debt for service imports as indicated in the second paragraph of Section 13.1.2 of the Argentine Foreign Exchange Regulations.

(ii)	The transaction is declared, if applicable, in the last overdue submission of the External Assets and Liabilities Survey.

(iii)

The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Argentine Foreign Exchange Regulations. Section 3.16.3 shall only apply to clients who are not resident individuals.

(iv)	The client provides an affidavit stating that the debt for which they are requesting subscription is pending payment and that they have not used this mechanism for that debt.

Additionally, the financial entity must execute a foreign exchange sale ticket on behalf of the importer using the corresponding concept code identifying the type of transaction, indicating the nominal value in foreign currency of the BOPREAL bonds allocated to the importer.

(c) For Profits and Dividends of Non-Resident Shareholders Pending Payment or Already Received in Argentina

When it comes to profits and dividends pending payment to non-residents as determined by the shareholders’ meeting, clients can subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends pending payment to non-resident shareholders as determined by the shareholders’ meeting.

The entity making the subscription offer on behalf of the client must verify compliance with the following requirements:

(i)	The entity has documentation to support that the outstanding debt corresponds to profits and dividends from closed and audited financial statements.

(ii)	The transaction is declared, if applicable, in the latest overdue submission of the External Assets and Liabilities Survey.

(iii)	The client meets the supplementary requirements outlined in Sections 3.16.1 to 3.16.4 of the Argentine Foreign Exchange Regulations.

(iv)	The client provides an affidavit stating that:

a.	The profits and dividends for which they are requesting subscription are pending payment;

b.	They have not used this mechanism for that debt, and

c.

They acknowledge that they will not have access to the Foreign Exchange Market to pay the equivalent of the debt for which they subscribed unless the payment is made via exchange and arbitrage with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from the BOPREAL bonds.

Additionally, the entity must also execute a foreign exchange sale ticket on behalf of the client, using the corresponding transaction code identifying the type of operation, and indicating the nominal value in foreign currency of the BOPREAL allocated to the client.

Non-resident clients, for profits and dividends received since September 1, 2019, may subscribe BOPREAL for up to the equivalent amount in local currency of the profits and dividends received from that date, adjusted by the most recent CPI available at the time of subscription. The entity making the subscription offer on behalf of the client must verify compliance with the requirements outlined in Section 4.6.2 of the Argentine Foreign Exchange Regulations.

(d) Subscription of BOPREAL by Debtors of Principal and Accrued Interest with Related Parties, Subject to Prior Approval by the BCRA pursuant to Sections 3.3.3 and 3.5.6 of the Argentine Foreign Exchange Regulations

Clients may subscribe to BOPREAL up to the amount outstanding as of the subscription date in connection with the following obligations:

(i)	Accrued compensatory interest as of July 4, 2024, arising from commercial debt for imports of goods and services with related counterparties.

(ii)	Accrued compensatory interest as of December 31, 2024, arising from financial debt with related counterparties.

(iii)	Principal amounts due in respect of financial debt with related counterparties.

The financial entity submitting the subscription on behalf of the client must retain documentation supporting: (i) the existence of the debt, (ii) the outstanding amount as of the subscription date, and (iii) verification of the following:

(1)	The transaction, where applicable, has been reported in the latest filed submission of the External Assets and Liabilities Survey.

(2)	The client complies with the supplementary requirements set forth under Sections 3.16.1 to 3.16.4. of the Argentine Foreign Exchange Regulations.

(3)	The client complies with all other applicable requirements for accessing the Foreign Exchange Market according to the current regulatory framework, based on the nature of the transaction.

(4)	The client has provided an affidavit certifying that:

(i)	The debt for which the subscription is requested remains outstanding;

(ii)	This mechanism has not already been used for this debt; and

(iii)

The client acknowledges that they will not have access to the Foreign Exchange Market to repay the equivalent of the debt for which they subscribed, except if repayment occurs through an exchange and arbitrage with funds deposited in a local account originating from collections of principal and interest in foreign currency on BOPREAL.

The financial entity must also execute a foreign exchange sale ticket on behalf of the client, using the corresponding transaction code identifying the type of operation, and indicating the nominal value in foreign currency of the BOPREAL allocated to the debtor.

(e) Complementary Provisions on BOPREAL

Clients may, provided that the applicable requirements are met, access the Foreign Exchange Market through the execution of an exchange and/or arbitration with funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, to carry out the following transactions:

(i)

Payment of commercial debts for imports of goods with customs entry registration up to and including December 12, 2023, which were eligible according to the provisions of section (a) above. Payments made through the Local Currency System (the “LCS”) from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.

(ii)

Payment of commercial debts for imports of services rendered or accrued up to and including December 12, 2023, which were eligible according to the provisions of section (b) above. Payments made through the LCS from the sale of funds deposited in a local account, originating from the collection of capital and interest in foreign currency from BOPREAL bonds, may also be considered under this section.

(iii)	Payment of debts to non-resident shareholders for profits and dividends, which were eligible according to the provisions of the first paragraph of section (c) above.

(iv)

The repatriation of portfolio investments of non-residents originating from profits and dividends collected in Argentina since September 1, 2019, as determined by the shareholders’ meeting based on closed and audited financial statements, which were eligible according to the provisions of the second paragraph of section (c) above.

(v)	Payment of principal and interest on debts with affiliated counterparties, which were eligible in accordance with Section (d) above

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of sections (a), (b), (d) and the first paragraph of section (c) may execute sales of securities against a wire transfer to a third-party account abroad, provided that the requirements outlined in Section 4.3.2.3. of the Argentine Foreign Exchange Regulations are met, when selling the BOPREAL bonds acquired by the seller in the aforementioned primary biddings.

They may also settle, under the conditions outlined in the previous paragraph, other sales of securities made from April 1, 2024, provided that the market value of these transactions does not exceed the difference between the amount obtained from the sale with settlement in foreign currency abroad of BOPREAL bonds acquired in primary bidding for eligible import debts of goods and services and their nominal value, should the former be lower.

Section 4.8 of the Argentine Foreign Exchange Regulations sets forth a series of transactions that may be carried out by clients who acquired BOPREAL in primary bidding.

In the event that a client has executed a sale with a repurchase obligation using BOPREAL bonds acquired in primary bidding, the following will apply:

(1)	The sale of the bonds at the origin of the transaction shall not be taken into account for the preparation of the affidavits stipulated in sections (c) and (d) of “General Requirements”;

(2)

The aforementioned sale will not entitle the client to carry out securities transactions based on the difference between the amount obtained from the sale and the nominal value of the BOPREAL bonds acquired in primary bidding for eligible import debts of goods and services.

(3)	Once the client has regained possession of the BOPREAL bonds, the securities will be subject to the same treatment as bonds acquired in primary bidding.

Repatriations of Direct Investments and Other Foreign Currency Purchases by Non-Residents

Pursuant to Section 3.13 of the Argentine Foreign Exchange Regulations, prior approval from the BCRA will be required for access to the Foreign Exchange Market for the repatriation of investments by non-residents and other foreign currency purchases by non-resident clients, except for the following transactions:

(i)	International organizations and institutions performing the functions of official credit agencies;

(ii)	Diplomatic and consular representations, and accredited diplomatic personnel in Argentina for transfers made in the exercise of their functions;

(iii)

Representations in Argentina of Courts, Authorities or Offices, Special Missions, Commissions, or Bilateral Bodies established by International Treaties or Agreements, in which Argentina is a party, to the extent that transfers are made in the exercise of their functions;

(iv)

Transfers abroad on behalf of individuals who are beneficiaries of pensions and/or retirements paid by the ANSES or other pension agencies and/or pension annuities as provided by Section 101 of Law No. 24,241, for up to the amount received for such concepts in the last 30 calendar days, provided that the transfer is made to a bank account in the beneficiary’s registered country of residence

(v)

Purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of US$ 100, to the extent that the financial institution can verify in the online system implemented by the BCRA that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction;

This transaction will become effective upon the registration of the client’s foreign currency sale with the BCRA by the intermediary entity, in accordance with the established guidelines. It should be noted that transactions involving the framing of settlements during their validity, specifically those pertaining to securities on behalf of and for the account of non-resident tourists, will not be considered for the purposes of this section.

(vi)	Transfers to bank accounts abroad of individuals for funds received in Argentina related to benefits granted by the Argentine government under Laws 24,043, 24,411, and 25,914 and related legislation;

(vii)

Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions with respect to a capital contribution that was received and settled through the foreign exchange market on or after October 2, 2020, provided that: (a) the repatriation occurs at least 180 calendar days after the settlement of the contribution funds, if the contribution was received and settled on or after April 21, 2025; or (b) the repatriation occurs at least two years after settlement, if the contribution was received and settled between October 2, 2020 and April 20, 2025.

(viii)

Repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market as of November 16, 2020, provided that all of the following conditions are met: (a) the proceeds were used to finance projects carried out under the Plan GasAr 2020-2024; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section.

(ix)

Repatriation of direct investments by non-residents in companies that are not controlling companies of local financial entities is permitted, provided that the relevant entity has obtained a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued in accordance with the provisions of Section 3.17 of the Argentine Foreign Exchange Regulations.

(x)	Repatriations of direct investments by non-residents in companies through access by the resident who acquired their stake in a resident company, provided that:

(a)

The access occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of four years and at least three years of grace for capital repayment;

(b)	The resident company whose capital is being transferred is in one of the following sectors: forestry industry, tourism, infrastructure, mining, technology, steel industry, energy, oil, and gas; and

(c)	The transaction involves the transfer of at least 10% of the resident company’s capital.

If, at the time of access, the client does not have the documentation proving their possession of the capital stake being paid, they must submit an affidavit committing to present the documentation within 60 calendar days of access to the Foreign Exchange Market.

The repatriated amount must be equivalent to the original investment.

Through Communication “A” 8331, the BCRA established, within the framework of this item (x), that:

•

This treatment will also apply—subject to compliance with the remaining applicable requirements—to the acquisition of resident companies across all economic sectors, provided that such companies are neither financial entities nor controlling entities thereof.

•

Financial entities may also grant access to the Foreign Exchange Market to resident clients when the relevant transaction involves the acquisition of 100% of the capital stock of a non-resident company whose sole asset is the equity interest in the local company being acquired. In such case, in addition to complying with items (a), (b) and (c) of this subsection (x), the resident client must submit an affidavit signed by the legal representative of the company or by an attorney-in-fact with sufficient authority to assume such commitment on behalf of the company, undertaking to:

(i)

Complete, within a maximum period of 12 months from the date of access to the Foreign Exchange Market for this transaction, the change of residency of the acquired company so that it becomes a resident company in Argentina.

(ii)

Ensure that the local company whose equity interest is being acquired indirectly will not distribute profits or dividends to the acquired foreign company until the residency change referred to in the preceding item has been completed.

(iii)

Ensure that, in the event the acquired foreign company—acting as the controlling entity of the local company—is sold to a non-resident, the proceeds received from such sale are entered and settled in the Foreign Exchange Market within 15 business days.

(xi)	Repatriations of direct investment contributions by non-residents in a SPV adhered to the RIGI under Section 14.2.3 of the Argentine Foreign Exchange Regulations.

(xii)

Repatriation by non-residents of principal, income, and proceeds from the sale of portfolio investments in instruments listed on local markets authorized by the CNV, mutual funds without direct listings composed of such instruments, and/or demand or term deposits with local financial institutions, provided that:

(a) There is certification from a local financial institution evidencing that the investment was constituted with funds received and settled through the local Foreign Exchange Market on or after April 21, 2025.

The settlement requirement shall be considered satisfied if the non-resident client has applied foreign currency directly, on or after May 23, 2025, to the primary subscription of debt securities issued by the National Treasury.

(b) Documentation is available demonstrating that the amount accessing the market does not exceed the interest or principal received and/or the amount actually obtained from the sale of the investment.

If the interest or sale proceeds are received in foreign currency, repatriation may be effected up to the equivalent of such amount.

(xiii)

Repatriations of portfolio investments by non-residents originating from profits and dividends collected in Argentina since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL bonds.

Separately, the aforementioned Communication “A” 8331 established that financial entities may grant access to the Foreign Exchange Market to resident clients in order to effect the repatriation of investments held by a non-resident in connection with the acquisition by the resident of the non-resident’s interest in a concession for the exploitation of natural resources granted in Argentina, provided that:

(i)

Access is carried out simultaneously with the settlement of funds transferred from abroad pursuant to External Financial Indebtedness or funds from a foreign-currency financial loan granted by a local financial institution funded through a credit line from a foreign financial institution, with a minimum average life of four (4) years and at least three (3) years of principal grace;

(ii)	The transaction involves the transfer of at least 10% of the interest in the concession agreement; and

(iii)

If, at the time of access, the client does not have the documentation evidencing title to the interest being acquired, the client must submit an affidavit undertaking to submit such documentation within 60 calendar days from the date of access to the Foreign Exchange Market.

Access to the Foreign Exchange Market by Individuals

Financial institutions may grant resident individuals access to the Foreign Exchange Market, without prior authorization from the BCRA, for the purchase of foreign currency in cash for holding purposes or for the establishment of deposits, provided that all of the following requirements are met:

(i)

The transaction must be processed through a debit from the customer’s account at local financial institutions, or if the customer uses local currency in cash, the total amount in local currency may not exceed the equivalent of US$100 per calendar month, across all financial institutions and for all specified concepts.

If the customer opts to use cash in local currency, the institution must obtain an affidavit from the customer affirming compliance with the aforementioned requirement.

(ii)

The selling institution must either deliver the foreign currency in cash to the customer or credit the funds to a foreign currency account held by the customer at a local financial institution or to a bank account held by the customer abroad, as applicable.

(iii)	The institution must have recorded the transaction in the online system implemented for this purpose by the BCRA.

(iv)	In all cases, the institution must obtain evidence that the customer has income and/or assets consistent with savings in foreign currency.

In all cases, the financial entity must obtain an affidavit from the client under which the client undertakes not to conduct, whether directly, indirectly, or on behalf of or for the account of third parties, any purchases of securities settled in foreign currency from the moment the client requests access and for the following 90 calendar days. The foregoing undertaking shall not apply to purchases of securities settled in foreign currency carried out:

(i)

in connection with primary offerings of debt securities issued by resident issuers, provided that the purchaser holds such securities in its portfolio for a minimum of 15 business days. This minimum holding period shall not apply where the primary subscription was completed on or before December 9, 2025, or where the sale of the subscribed securities is settled in foreign currency; or

(ii)

through the reinvestment of foreign-currency proceeds received in respect of principal and/or interest payments on securities issued by the Argentine Treasury or the BCRA, within 15 business days from the corresponding payment date.

Financial institutions may grant resident individuals access to the Foreign Exchange Market for the formation of external assets, for family remittances, and for derivative transactions, provided the transaction does not fall under Section 3.12.1 of the Argentine Foreign Exchange Regulations and without prior approval from the BCRA, as long as all of the following requirements are met:

(i)	The client may not exceed, in any calendar month and across all institutions and under all of the above concepts, the equivalent of US$200.

(ii)	The transaction must be debited from the client’s account with a local financial institution.

If the client uses cash, the amount purchased may not exceed the equivalent of US$100 in any calendar month across all institutions and under all of the above concepts.

(iii)	The institution must obtain a sworn statement from the client confirming compliance with the above requirements.

(iv)	The institution must verify through the online system implemented by the BCRA that the client’s affidavit consistent with the data available to the BCRA.

(v)

In the case of transactions related to the client’s formation of external assets, the selling institution must either deliver the foreign currency banknotes or traveler’s checks, or credit the funds to a foreign currency account held by the client with a local financial institution, or to a bank account held by the client abroad, as applicable.

In all cases, the institution must obtain evidence that the client has income and/or assets consistent with savings in foreign currency.

Other Specific Provisions

Securities Transactions

CNV Rules establish a minimum holding period of one business day counted from its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables) applicable only to clients who are not considered resident individuals in Argentina for:

(a)	sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Argentine Pesos;

(b)

transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of their issuance law, unless their accreditation (i) results from a primary placement of securities issued by the National Treasury or by BOPREAL issued by the BCRA, (ii) refers to transactions under section 3.16.3.6(v) and the second paragraph of section 4.7.2 of the Argentine Foreign Exchange Regulations, or (iii) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV.

(c)	applying securities from foreign depository entities to transactions with settlement in foreign currency.

Intermediaries and trading agents must verify compliance with the aforementioned minimum holding periods.

Transfers of securities to foreign depositary entities made by the client for the purpose of participating in a debt securities exchange issued by the Argentine government, local governments, or resident private sector issuers are not included in the aforementioned provisions. The client must present the corresponding certification for the exchanged debt securities.

Pursuant to currently applicable CNV Rules, prior to executing or registering any of the securities trade set forth in Sections 3.16.3.1. and 3.16.3.2. of the Argentine Foreign Exchange Regulations in CNV-authorized markets, local brokers must:

(a)

if the trade is to be performed by non-resident clients that do not qualify as foreign brokers: (i) ensure that the trades are for such clients’ own portfolios and financed with their own funds, and (ii) ensure the trades do not exceed Ps. 200 million per day;

(b)

if the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own portfolios or on behalf of Argentine clients, ensure that the trades do not exceed Ps. 200 million per client per day. If the foreign broker is acting as a depositary of shares issued by local issuers and carries out the trade for purposes of paying dividends to holders of ADRs, GDRs, or similar certificates held in custody abroad, it is not subject to this requirement;

(c)	if the trade is to be performed by resident clients acting on behalf of resident or non-resident third parties, ensure that the trades do not exceed Ps. 200 million per client per day; and

(d)	if the trade is to be performed by resident clients acting for their own portfolios and financed with their own funds, the above-mentioned daily trading limit does not apply.

The aforementioned trade restrictions do not apply, among other things, to BOPREAL acquired in primary bidding and to the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in Argentine Pesos by individual or corporate resident clients with funds from UVA mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under terms of Law No. 21,526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in Argentina within the framework of the aforementioned credits. They are also not applicable to outbound transfers to foreign depositary entities involving: (i) securities issued with a full or partial amortization schedule no shorter than two years from their issuance date; and/or (ii) securities issued by the National Treasury with a full or partial amortization schedule no shorter than 180 calendar days from their issuance date; provided that, in all cases, such securities have been previously credited to the client’s account as a result of a primary issuance or bidding process, and only up to the nominal amount so subscribed in the relevant issuance. In addition, the restrictions do not apply to transfers carried out in accordance with the provisions of Sections 3.16.3.6.v) and 4.8.2, second paragraph, of the Argentine Foreign Exchange Regulations.

BCRA Information Regime—External Assets and Liabilities Survey

On December 28, 2017, the BCRA replaced the information regimes established in Communications “A” 3,602 and “A” 4,237 with Communication “A” 6,401 (as subsequently supplemented and amended by Communications “A” 6795 and 8304), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Survey”).

For submissions covering the first quarter of 2020 through the fourth quarter of 2025, inclusive, the External Assets and Liabilities Survey is governed by the following rules:

a.

All legal entities or individuals with external liabilities at the end of any calendar quarter, or who repaid such liabilities during that quarter, must submit the External Assets and Liabilities Survey.

b.

Declarants whose total external assets and liabilities at year-end equal or exceed US$50 million must file an annual report, which may supplement, confirm, or correct the quarterly submissions. Filing the annual report is optional for other entities or individuals.

Starting with the first quarter of 2026, the Survey of External Assets and Liabilities will follow these rules:

a.	Primary Sample: Legal entities or individuals with total external assets and liabilities of US$10 million or more at the end of any quarter must submit a quarterly report.

i.	If a declarant belongs to the primary sample in any quarter, they remain in the primary sample for the entire calendar year.

ii.	If a declarant no longer has external liabilities, they must still file a report for the quarter in which the liabilities were canceled.

iii.

Primary sample entities are not required to submit quarterly income statements but must file a simplified annual report including only investor-related forms and statements of income, changes in equity, and balance sheet.

b.	Secondary Sample: Legal entities or individuals with total external assets and liabilities of less than US$10 million at the end of a quarter.

i.	If this condition persists through every quarter of the year, only an annual report is required.

ii.	If, in any quarter, external assets or liabilities equal or exceed US$10 million, the declarant moves to the primary sample and must comply with primary sample reporting requirements.

iii.	If the declarant ceases to have external liabilities, they must file the annual report for that year to reflect the cancellation.

To be eligible for the secondary sample, the declarant must not have debts equal to or exceeding the threshold in other BCRA-related surveys at the end of the reference quarter. Entities may not charge fees for reporting reductions in such debts without access to the foreign exchange market.

Access to the Foreign Exchange Market for the repayment of foreign financial debt and other transactions is contingent upon the debtor’s compliance with the External Assets and Liabilities Survey. See “—Specific provisions on outflows through the Foreign Exchange Market— Payments for debt securities subscribed abroad and external financial indebtedness with foreign entities.”

Argentine Criminal Foreign Exchange Regulations

The Argentine Foreign Exchange Regulations establish that transactions not in compliance with the exchange regulations established by the Argentine Foreign Exchange Regulations will be subject to the Criminal Argentine Foreign Exchange Regulations (Law No. 19,359 and amendments).

For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations, which are available on the website: http://www.infoleg.gob.ar/ or on the BCRA’s website: https://www.bcra.gob.ar/, as applicable. The information contained in, or accessible from, these websites is not part of this annual report and is not deemed to be incorporated herein.

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

In the event that the sale or the disposition of series A shares were to be carried out other than through a Mexican authorized stock exchange market (e.g., Bolsa Mexicana de Valores or Bolsa Institucional de Valores) such disposition should be subject to a 25% Mexican income tax on the gross proceeds derived from the transaction which should be directly paid by the International Holder before the Mexican tax authorities within the subsequent 15 business days after the transaction is conducted. Alternatively, if formal requirements are complied with, International Holders could elect to compute its tax liability with the 35% income tax on the capital gain. International Holders that are residents of countries with which Mexico has a tax treaty in force may be entitled to benefits that would reduce or eliminate Mexican taxes imposed on the sale or disposition of series A shares if formal requirements are complied with.

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

The U.S. Dollar amount of “qualified dividends” received by an individual with respect to the series A shares or ADSs will be subject to taxation at a preferential rate. Subject to certain exceptions for short-term positions, dividends paid on the series A shares or ADSs will be treated as qualified dividends if:

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

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the U.S.-Mexico Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the U.S.-Mexico Tax Treaty. Based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC for our 2025 or 2024 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC for our 2025 or 2024 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time. Accordingly, we cannot be certain that we will not be a PFIC for the current year or future years. If we are classified as a PFIC, you will generally be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), and gains that you recognize on the disposition of your series A shares or ADSs. Under these rules (a) the excess distributions or gains will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your series A shares or ADSs at death.

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

Argentine Tax Considerations

The Argentine Income Tax Law (“ITL”) imposes a capital gain tax on the sale, transfer or any other act of disposition by non-Argentine tax residents of shares or other type of participations in foreign entities, trust, or other similar structures when the following two conditions are simultaneously met: (i) 30% or more of the market value of the shares, stakes, quotas, securities, or other kind of participations that the seller holds in the foreign entity is, at the time of the sale or at any time during the 12 months prior to the sale, attributable to assets located in Argentina owned directly or indirectly by the foreign entity, and (ii) the participation being transferred represents (at the time of the sale or transfer or during the 12 prior months) at least 10% of the equity of the foreign entity. For purposes of calculating this 10% threshold, Argentine regulations provide that, in certain cases, shares sold by entities controlled by or related to the seller, by the seller’s spouse, domestic partner (conviviente) and/or certain relatives must also be taken into account). The applicable tax rate would generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price to the extent, in both cases, the seller does not reside in non-cooperative jurisdictions, or the invested funds do not come from non- cooperative jurisdictions) of the proportional value that corresponds to the Argentine assets. When the buyer is not an Argentine tax resident, the payment of the tax rests with the foreign beneficiary through their local representative. This tax on indirect transfers only applies to participations in foreign entities acquired after the effective date of the tax reform, in force from January 1, 2018. Additionally, this indirect capital gains tax shall not apply if the transfer is made within the same economic group under the terms established by the regulatory decree of the ITL.

Since our Argentine assets currently represent more than 30% of the market value of our total assets on a consolidated basis, a holder that sells or transfers our common shares, acquired after January 1, 2018, could be subject to the Argentine indirect capital gains tax to the extent the mentioned requisites are met.

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

Depositary Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. Dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2025, the depositary reimbursed us a gross amount of US$50,000 in connection with the ADS program.

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

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2025.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and monitored by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS Accounting Standards as issued by the IASB, and it includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions, dispositions of our assets, and treasury policies; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

As of the year ended December 31, 2025, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Vista LACH became part of our consolidated subsidiaries as of April 15, 2025 because of its acquisition. As permitted by the SEC Staff interpretive guidance for newly acquired businesses, our management excluded Vista LACH from the evaluation of internal control over financial reporting as of December 31, 2025. Vista LACH represents 29% and 70% of our total and net consolidated assets, respectively, and 27% and 21% of our total consolidated revenues and net income, respectively, as reported in our Consolidated Financial Statements as of and for the year ended December 31, 2025.

Vista LACH will be included in the scope of the internal control model for financial reporting in 2026 and its processes and controls will be included and certified in 2026.

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

Attestation report of the registered public accounting firm

Reference is made to the report of EY Argentina (as defined below) on page F-2 of this annual report.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2025, the Company completed the sixth year of implementation of specific standards for the SOX and performed a management assessment over internal control.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Vista has determined that Pierre Jean Sivignon is the Audit Committee financial expert. We believe that Mr. Sivignon possesses the attributes of an Audit Committee financial expert set forth in the instructions to Item 16A of Form 20-F. Under Argentine law and Rule 10A-3 Mr. Sivignon is an independent director. See “Item 6—Directors, Senior Management and Employees—Board of Directors.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics and conduct (“Code of Ethics and Conduct”) that applies to all Vista officers and employees, as well as to third parties, including contractors, suppliers and business partners, that interact with Vista. The Code of Ethics and Conduct is available on our website at: www.vistaenergy.com. We did not modify or amend our Code of Ethics and Conduct during the year ended December 31, 2025, nor did we grant any waivers thereunder during such period.

Our Code of Ethics and Conduct sets forth the principles and standards that govern the manner in which we conduct our businesses. It is designed to promote compliance with applicable laws and regulations, foster mutual respect in the workplace, and ensure that we act with integrity and transparency in the market. Our Code of Ethics and Conduct expressly sets forth, among other matters, that no person shall, on behalf of Vista, directly or indirectly, including through third parties, offer or provide anything of value to a public officer, or to their representatives, for the purpose of obtaining or maintaining a business, influencing business decisions, or receiving any improper or unfair advantage.

Additionally, Vista’s commitment to ethical business conduct includes the obligation to maintain accurate and complete accounting books, financial statements and accounting records. Our accounting records, including our financial statements, management reports, contracts and agreements, must accurately and fairly reflect our economic activities and transactions, in accordance with applicable accounting standards and the laws governing Vista. All of Vista’s transactions, regardless of their amount, must be properly authorized, executed and recorded. In the event of a violation of the Code of Ethics and Conduct, the Company shall take appropriate disciplinary measures.

Contractors, suppliers, and other business partners are required, as a condition for onboarding and registration in Vista’s systems, to adhere to the Integrity Policy for Contractors and Suppliers, which is aligned with our Code of Ethics and Conduct and establishes the ethical principles applicable to third parties performing activities on behalf of the Company.

Moreover, Vista provides a confidential, secure and accessible reporting channel to employees and third parties (the “Ethics Line”). The Ethics Line is operated by an independent third-party provider and allows reports to be submitted anonymously. All reports received through the Ethics Line are reviewed and assessed by the Ethics Committee, which is composed by the members of the Executive Team and the General Counsel, in accordance with the Company’s Procedure for Code Violations. Vista strictly prohibits any form of retaliation against individuals who report concerns in good faith.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

Our independent registered public accounting firm is Pistrelli, Henry Martin y Asociados S.A. (successor of Pistrelli, Henry Martin y Asociados S.R.L.) (member of Ernst & Young Global Limited) (“EY Argentina”), beginning with the audit of the year ended December 31, 2023.

The following table provides details in respect of audit, audit related, and tax fees billed by the independent registered public accounting firm and other member firms of Ernst & Young Global Limited involved in the PCAOB audit (collectively, “EY”) for professional services:

	2025	2024
	(in thousands of US$)
Audit fees	1,544	1,249
Audit- related fees	27	17
Tax fees	249	298

Total fees	1,820	1,564

Audit Fees. Audit fees in the above table are the aggregate fees rendered by EY in connection with the audit of our annual financial statements and the review of our quarterly financial information and services that are normally provided in connection with statutory and regulatory filings.

Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by EY for assurance and other services related to the performance of the audit.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 2025	—	—	—	—
February 2025	—	—	—	—
March 2025	—	—	—	—

April 2025	—	—	—	—
May 2025	—	—	—	—
June 2025	—	—	—	—
July 2025	—	—	—	—
August 2025 (from 8/8 to 8/27) (1)	1,213,371	41.21	1,213,371	$0
September 2025	—	—	—	—
October 2025	—	—	—	—
November 2025	—	—	—	—
December 2025	—	—	—	—

(1)

On April 9, 2025, at the Annual Ordinary General Shareholders’ Meeting, the Company’s shareholders approved a US$50 million share repurchase reserve to acquire the Company’s own shares. As of December 31, 2025, the share repurchase reserve had been executed in full.

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
We have
adopted
insider trading policies and procedures governing the purchase, sale, and other dispositions of Vista’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. The latest update to these policies was made on January 14, 2026. For further information on our insider trading policy, please refer to Exhibit 11.1 to this annual report.

ITEM 16K.	CYBERSECURITY
Risk Management and Strategy
Our risk management framework includes regular assessments and updates to our cybersecurity policies, aligning them closely with industry best practices and emerging threats. We emphasize a proactive approach, integrating cybersecurity considerations into our strategic planning and operational processes. This ensures that potential risks are identified and mitigated before they can impact our operations. Additionally, our strategy is structured, as described below, according to the categories of the NIST Cybersecurity Framework, providing a solid and standardized foundation for our cybersecurity practices and reinforce a Zero Trust architecture.
Govern

•	Cybersecurity processes are overseen by our Cybersecurity team, which reports to the Innovation and Technology Manager, who in turn reports to the CTO.

•
The Cybersecurity team provides quarterly reports to the Cybersecurity Internal Committee, which oversees and sponsors the cybersecurity strategy. This committee has received fundamental cybersecurity training from a top-tier
third-party consultant. Our CTO, who chairs the committee, provides quarterly updates to the Corporate Practices Committee of the Board of Directors.

•	As part of our management process, the committee receives quarterly reports on the following key performance indicators:

•	NIST Maturity Score;

•	Number of critical incidents that occurred during the period;

•	Number of non-critical incidents that occurred during the period;

•	Number of critical risk scenarios identified with a level 1 post-mitigation rating (highest impact and probability of occurrence);

•	Percentage of employees who completed mandatory cybersecurity training; and

•	Average results of controlled phishing exercises.

2
21

•
The Company’s cybersecurity and information security strategy is based on comprehensive risk assessment, mitigation, and resilience readiness. This is achieved through a threat intelligence-driven approach, application controls, and reinforced ransomware defense mechanisms. The framework follows several international standards, including NIST Special Publication
800-53
for general IT controls, CISA’s Zero Trust Maturity Model Version 2.0, ISA/IEC standards for industrial automation, the NIST Cybersecurity Framework for evaluating overall readiness, and the SEC SOX guidelines for assessing internal controls.

•
We have implemented Cybersecurity Policy and Standards, which serve as a comprehensive framework for our cybersecurity rules, technical standards, and procedures. This document is aligned with our corporate operating management system and establishes guidelines for developing, implementing, and enhancing procedures to protect information from unauthorized access and misuse, ensure the availability of critical systems, and maintain data protection and integrity. This policy is the cornerstone of our information security management system and an integral part of our cybersecurity governance framework.

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

22
2

•
Our business strategy, operational results, and financial conditions have not been significantly impacted by cybersecurity threats or past incidents. Over the past six fiscal years, we have not experienced any significant information security breaches, whereas expenses incurred from minor breaches have been insignificant. This includes penalties and settlements, of which there have been none.

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

22
3

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements are included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Vista, none of which, individually, authorizes securities in a total amount that exceeds 10.0% of the total assets of Vista. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the Commission requests.

Documents filed as exhibits to this annual report:

1.1	English translation of bylaws (as amended) of the registrant (incorporated by reference to Vista’s registration statement on Form 20-F filed by Vista Energy, S.A.B. de C.V. on April 23, 2024).

2.1	Form of Deposit Agreement among Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), The Bank of New York Mellon, as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to our registration statement on Form F-6 filed with the SEC on July 2, 2019).

2.2	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (included as Exhibit 2.2 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), on April 30, 2020 and incorporated by reference herein).

4.1	English translation of concession agreement regarding the Entre Lomas concession in the Province of Neuquén, dated June 11, 2009, among Petrolera Entre Lomas S.A., APCO Argentina Inc. (Sucursal Argentina) and the Province of Neuquén (incorporated by reference from Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.2	English translation of concession agreement regarding the Entre Lomas concession in the Province of Río Negro, dated December 9, 2014, among Petrolera Entre Lomas S.A. and the Province of Río Negro (incorporated by reference from Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019) (“Entre Lomas Rio Negro Concession Agreement”).

4.3	English translation of concession agreement regarding the Jagüel de los Machos and 25 de Mayo–Medanito SE concessions in the Province of Río Negro, dated December 9, 2014, among Petrobras Argentina S.A. and the Province of Río (incorporated by reference from Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019) (“Jagüel de los Machos and 25 de Mayo–Medanito SE Concession Agreement”).

4.4	Amended and Restated Long-Term Incentive Plan as approved by the Compensation Committee of the Board of Vista on February 22, 2023 (included as Exhibit 4.8 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. on April 24, 2023 and incorporated by reference herein).

4.5	English translation of concession agreement regarding the Bajada del Palo Oeste and Bajada del Palo Este concessions, dated November 22, 2018, among Vista Oil & Gas Argentina S.A., APCO Oil & Gas S.A.U. and the Province of Neuquén (incorporated by reference to Vista’s registration statement on Form F-1 filed with the SEC on July 2, 2019).

4.6	English translation of the amendment to Entre Lomas Rio Negro Concession Agreement and Jagüel de los Machos and 25 de Mayo–Medanito SE Concession Agreement, dated November 29, 2024, by and between Vista Energy Argentina S.A.U and the Province of Neuquén (included as Exhibit 4.5 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. on April 9, 2025 and incorporated by reference herein).

4.7	English translation of the concession agreement regarding La Amarga Chica concession, dated December 5, 2014, entered into among the Province of Neuquén, Gas y Petróleo del Neuquén S.A., YPF S.A. and YSUR Energía Argentina S.R.L. (50% of which was assigned by YPF S.A. to Petronas E&P Argentina S.A. pursuant to Provincial Decree No. 0772/15 issued by the Province of Neuquén).

4.8	Indenture by and among Vista Argentina, as issuer, The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, and Banco Santander Argentina S.A., as Argentine registrar and transfer agent, Argentine paying agent and representative of the trustee in Argentina, relating to the 8.500% senior notes due 2033, dated as of June 10, 2025.

8.1	List of Subsidiaries.

11.1	Insider Trading Policy.

12.1	Certification of Miguel Galuccio of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pablo Manuel Vera Pinto of Vista Energy, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Miguel Galuccio and Pablo Manuel Vera Pinto pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent Letter dated April 28, 2026, prepared by DeGolyer and MacNaughton.

15.2	Consent Letter dated April 28, 2026, prepared by Pistrelli, Henry Martin y Asociados S.A. (successor of Pistrelli, Henry Martin y Asociados S.R.L.) (member of Ernst & Young Global Limited).

97.1	Policy for the Recovery of Erroneously Awarded Compensation (included as Exhibit 97.1 of the Form 20-F filed by Vista Energy, S.A.B. de C.V. on April 23, 2024 and incorporated by reference herein).

99.1	Reserves Report dated January 26, 2026, prepared by DeGolyer and MacNaughton.

101	Inline Interactive Data File – The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vista Energy, S.A.B. de C.V.

By:	/s/ Miguel Galuccio
Name: Miguel Galuccio
Title: Chief Executive Officer

By:	/s/ Pablo Manuel Vera Pinto
Name: Pablo Manuel Vera Pinto
Title: Chief Financial Officer

Date: April 28, 2026

Auditor Data Elements	December 31, 2025, 2024 and 2023

Auditor Name	Pistrelli, Henry Martin y Asociados S.A. (member of Ernst & Young Global Limited)

Auditor Location	Ciudad de Buenos Aires, Argentina

Auditor Firm ID	01449

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Vista Energy, S.A.B. de C.V.:
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Vista Energy, S.A.B. de C.V. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2026 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impact of estimated proved oil and gas reserves on the depreciation of Oil and Gas Properties and Production Wells and Facilities

Description of the matter
As described in Note 12 to the consolidated financial statements, at December 31, 2025, Oil and Gas Properties and Production Wells and Facilities was $4,771,200 thousand and had an associated depreciation expense for 2025 of $711,478 thousand. As described in Note 3.2.5, depreciation of those assets is calculated using the unit-of-production
method based on proved oil and gas reserves, developed and not developed as applicable, based on the estimates certified by independent reserves engineering consultant.

Proved oil and gas reserves are those quantities of natural gas, crude oil, and natural gas liquid which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Judgment is required by the independent reserves engineering consultant in estimating oil and gas reserves. The estimation of reserves also requires the selection and evaluation of inputs, including historical production and oil price assumptions.

Auditing the Company’s depreciation calculation is complex because of the use of the work of the independent reserves engineering consultant.

How We Addressed the Matter in our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over its process to calculate the depreciation, including management’s controls over the completeness and accuracy of the inputs described above provided to the independent reserves engineering consultant for use in estimating proved oil and gas reserves.

Our audit procedures included, among others, evaluating the professional qualifications and objectivity of the independent reserves engineering consultant and management’s qualified person responsible for overseeing the preparation of the proved oil and gas reserve estimates. In addition, we evaluated the completeness and accuracy of the inputs described above used by the independent reserves engineering consultant in estimating proved oil and gas reserves by agreeing them to source documentation, and we identified and evaluated corroborative and contrary evidence. We also tested the mathematical accuracy of the depreciation calculation, including comparing the proved oil and gas reserves amounts used in the calculation to the certified reserve report prepared by the independent reserves engineering consultant.

Evaluation of the fair value measurement of oil and gas assets acquired in the Petronas E&P Argentina S.A. (“PEPASA” currently Vista Energy Lach S.A. “Vista Lach”) business combination

Description of the matter
During 2025, the Company completed the acquisition of PEPASA resulting in the recognition of oil and gas assets of $2,055,517 thousand. As described in Note 32, the transaction was accounted for as a business combination using the acquisition method, which requires assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date. The Company applied a discounted cash flow method to estimate the fair value of the oil and gas assets acquired. Significant inputs to the valuation included estimated oil and gas reserves certified by independent reserves engineering consultant, future oil prices and discount rates using a market-based weighted average cost of capital.

Auditing the Company’s fair value measurement of the oil and gas assets acquired is complex because of the use of the work of independent reserves engineering consultant in estimating oil and gas reserves and the evaluation of management’s determination of the other inputs described above.

How We Addressed the Matter in our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s controls over its process to estimate the fair value of the acquired oil and gas assets, including management’s review of the significant assumptions used in the determination of the fair value of the assets.

To test the estimated fair value of the acquired oil and gas assets, our audit procedures included, among others, evaluating the significant assumptions used and testing the completeness and accuracy of the underlying financial data supporting the significant assumptions. Furthermore, we evaluated the professional qualifications and objectivity of the independent reserves engineering consultant and management’s qualified person responsible for overseeing the preparation of the estimated oil and gas reserves used in the valuation. In addition, we involved our valuation specialists to assist with our evaluation of certain significant assumptions used in the determination of the fair value of the assets.

/s/ PISTRELLI, HENRY MARTIN Y
ASOCIADOS
S.A.
Member of Ernst & Young Global Limited
We have served as the Company’s auditor since 2023.
City of Buenos Aires, Argentina
April 28, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Vista Energy, S.A.B. de C.V.
Opinion on Internal Control Over Financial Reporting
We have audited Vista Energy, S.A.B. de C.V.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Vista Energy, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Vista Energy Lach S.A., which is included in the 2025 consolidated financial statements of the Company and constituted 29% and 70% of total and net assets, respectively, as of December 31, 2025 and 27% and 21% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Vista Energy Lach S.A.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Vista Energy, S.A.B. de C.V. as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated April 28, 2026 expressed an unqualified opinion thereon.
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
/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited
City of Buenos Aires, Argentina April 28, 2026

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenue from contracts with customers	5	2,474,197	1,647,768	1,168,774
Cost of sales:
Operating costs	6.1	(186,945)	(116,526)	(94,685)
Crude oil stock fluctuation	6.2	1,046	1,720	(2,058)
Royalties and others	6.3	(345,349)	(243,950)	(176,813)
Depreciation, depletion and amortization	12/13/14	(738,903)	(437,699)	(276,430)
Other non-cash costs related to the transfer of conventional assets	33.2.8	(29,016)	(33,570)	(27,539)

Gross profit		1,175,030	817,743	591,249

Selling expenses	7	(218,072)	(140,334)	(68,792)
General and administrative expenses	8	(147,709)	(108,954)	(70,483)
Exploration expenses		(578)	(138)	(16)
Other operating income	9.1	512,793	54,127	203,812
Other operating expenses	9.2	(32,382)	(1,261)	302
Impairment of long- lived assets	3.2.2	(38,252)	4,207	(24,585)

Operating profit		1,250,830	625,390	631,487

Income (loss) from investments in associates	18	(5,214)	—	—
Interest income	10.1	10,594	4,535	1,235
Interest expense	10.2	(163,356)	(62,499)	(21,879)
Other financial income (expense)	10.3	(88,183)	23,401	(65,484)

Financial income (expense), net		(240,945)	(34,563)	(86,128)

Profit before income tax		1,004,671	590,827	545,359

Current income tax (expense)	15	(241,657)	(426,288)	(16,393)
Deferred income tax (expense) benefit	15	(43,951)	312,982	(132,011)

Income tax (expense)		(285,608)	(113,306)	(148,404)

Profit for the year, net		719,063	477,521	396,955

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years
- Profit (loss) from actuarial remeasurement related to employee benefits	23	36	(10,200)	6,565
- Deferred income tax (expense) benefit	15	(13)	3,570	(2,298)

Other comprehensive income for the year		23	(6,630)	4,267

Total comprehensive profit for the year		719,086	470,891	401,222

Earnings per share
Basic (in US Dollars per share)	11.1	7.015	4.979	4.237
Diluted (in US Dollars per share)	11.2	6.707	4.633	4.000
Notes 1 through 34 are an integral part of these consolidated financial statements

F-
6

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of financial position as of December 31, 2025 and 2024
(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2025	As of December 31, 2024
Assets
Noncurrent assets
Property, plant and equipment	12	5,543,032	2,805,983
Goodwill	13	22,576	22,576
Other intangible assets	13	18,485	15,443
Right-of-use assets	14	153,283	105,333
Biological assets	2.4.17	15,855	10,027
Investments in associates	18	54,542	11,906
Trade and other receivables	16	373,026	205,268
Deferred income tax assets	15	36,514	3,565

Total noncurrent assets		6,217,313	3,180,101

Current assets
Inventories	19	9,457	6,469
Trade and other receivables	16	347,681	281,495
Cash, bank balances and other short-term investments	20	538,402	764,307

Total current assets		895,540	1,052,271

Total assets		7,112,853	4,232,372

Equity and liabilities
Equity
Capital stock	21.1	491,165	398,064
Other equity instruments	21.1	32,144	32,144
Legal reserve	21.2	8,233	8,233
Share-based payments		(32,765)	45,628
Share repurchase reserve	21.2	179,324	129,324
Other accumulated comprehensive income (losses)		(11,034)	(11,057)
Accumulated profit (losses)		1,844,527	1,018,877

Total equity		2,511,594	1,621,213

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	15	298,664	64,398
Lease liabilities	14	88,451	37,638
Provisions	22	51,513	33,058
Borrowings	17.1	2,803,982	1,402,343
Employee benefits	23	16,226	15,968
Income tax liability	15	13,964	—
Trade and other payables	26	292,236	—

Total noncurrent liabilities		3,565,036	1,553,405

Current liabilities
Provisions	22	10,800	3,910
Lease liabilities	14	55,452	58,022
Borrowings	17.1	350,095	46,224
Salaries and payroll taxes	24	35,891	32,656
Income tax liability	15	120,910	382,041
Other taxes and royalties	25	43,945	47,715
Trade and other payables	26	419,130	487,186

Total current liabilities		1,036,223	1,057,754

Total liabilities		4,601,259	2,611,159

Total equity and liabilities		7,112,853	4,232,372

Notes 1 through 34 are an integral part of these consolidated financial statements

F-
7

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statement of changes in equity for the year ended December 31, 2025
(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2024	398,064	32,144	8,233	45,628		129,324	(11,057)	1,018,877	1,621,213

Profit for the year, net	—	—	—	—		—	—	719,063	719,063
Other comprehensive income for the year	—	—	—	—		—	23	—	23

Total comprehensive income	—	—	—	—		—	23	719,063	719,086

Ordinary General Shareholders’ meeting on April 9, 2025:
Creation of share repurchase reserve (1)	—	—	—	—		50,000	—	(50,000)	—
Board of Directors’ Meeting on April 11, 2025:
Issuance of Series A shares (2) (3)	299,687	—	—	—		—	—	—	299,687
Board of Directors’ Meeting on December 3, 2025:
Reduction of capital stock (3)	(156,587)	—	—	—		—	—	156,587	—
Share repurchase (3)	(50,000)	—	—	—		—	—	—	(50,000)
Share-based payments	1	—	—	(78,393	) (4)	—	—	—	(78,392)

Amounts as of December 31, 2025	491,165	32,144	8,233	(32,765)		179,324	(11,034)	1,844,527	2,511,594

(1)	See Note 21.2.
(2)	See Note 1.2.2 and 32.
(3)	See Note 21.1.
(4)	Including 55,989 of expenses (Note 8).
Notes 1 through 34 are an integral part of these consolidated financial statements

F-
8

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statement of changes in equity for the year ended December 31, 2024
(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

Profit for the year, net	—	—	—	—		—	—	477,521	477,521
Other comprehensive income for the year	—	—	—	—		—	(6,630)	—	(6,630)

Total comprehensive income	—	—	—	—		—	(6,630)	477,521	470,891

Ordinary General Shareholders’ meeting on August 6, 2024:
Creation of share repurchase reserve (1)	—	—	—	—		50,000	—	(50,000)	—
Board of Directors’ meeting on December 5, 2024:
Reduction of capital stock (2)	(19,965)	—	—	—		—	—	19,965	—
Share repurchase (2)	(99,846)	—	—	—		—	—	—	(99,846)
Share-based payments	1	—	—	3,152	(3)	—	—	—	3,153

Amounts as of December 31, 2024	398,064	32,144	8,233	45,628		129,324	(11,057)	1,018,877	1,621,213

(1)	See Note 21.2.
(2)	See Note 21.1.
(3)	Including 34,923 of expenses (Note 8).
Notes 1 through 34 are an integral part of these consolidated financial statements

F-
9

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statement of changes in equity for the year ended December 31, 2023
(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2022	517,873	32,144	2,603	40,744		49,465	(8,694)	209,925	844,060

Profit for the year, net	—	—	—	—		—	—	396,955	396,955
Other comprehensive income for the year	—	—	—	—		—	4,267	—	4,267

Total comprehensive income	—	—	—	—		—	4,267	396,955	401,222

Ordinary and Extraordinary General Shareholders’ meeting on April 24, 2023 (1) :
Creation of legal reserve	—	—	5,630	—		—	—	(5,630)	—
Creation of share repurchase reserve	—	—	—	—		29,859	—	(29,859)	—
Share-based payments	1	—	—	1,732	(2)	—	—	—	1,733

Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

(1)	See Note 21.2.
(2)	Including 23,133 of expenses (Note 8).
Notes 1 through 34 are an integral part of these consolidated financial statements

F-
10

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Cash flows from operating activities:
Profit for the year, net		719,063	477,521	396,955
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance for expected credit losses	7	44	—	—
Share-based payments	8	55,989	34,923	23,133
Net increase in provisions	9.2	2,507	1,261	(578)
Net changes in foreign exchange rate	10.3	144	453	(18,458)
Discount of assets and liabilities at present value	10.3	23,652	(933)	(2,137)
Discount for well plugging and abandonment	10.3	2,434	1,312	2,387
Income tax expense	15	285,608	113,306	148,404
Other non-cash costs related to the transfer of conventional assets	3.2.8	29,016	33,570	27,539
Employee benefits	23	788	489	300
Items related to investing activities:
Impairment of long-lived assets	3.2.2	38,252	(4,207)	24,585
Gain from Business Combination	9.1	(490,530)	—	—
Interest income	10.1	(10,594)	(4,535)	(1,235)
Changes in the fair value of financial assets	10.3	(18,471)	(14,120)	(19,437)
Depreciation and depletion	12/14	730,248	431,788	272,371
Amortization of intangible assets	13	8,655	5,911	4,059
Income (loss) from investment in associates	18	5,214	—	—
Gain related to the transfer of conventional assets	3.2.8 / 9.1	—	—	(89,659)
Gain from farmout agreement	9.1	—	—	(24,429)
Items related to financing activities:
Interest expense	10.2	163,356	62,499	21,879
Amortized cost	10.3	7,880	1,649	1,810
Interest expense on lease liabilities	10.3	3,320	3,093	2,894
Other taxes interest	10.3	55,101	—	—
Other financial income (expense)	10.3	14,123	(14,855)	26,381
Remeasurement in borrowings	10.3	—	—	72,044
Changes in working capital:
Trade and other receivables		(221,134)	(210,622)	(81,260)
Inventories	6.2	(1,046)	(1,720)	2,058
Trade and other payables		(39,172)	112,380	61,230
Payments of employee benefits	23	(494)	(424)	(283)
Salaries and payroll taxes		(109,852)	(16,247)	(26,441)
Other taxes and royalties		(24,660)	(23,396)	(43,507)
Provisions	22.3	(1,600)	(751)	(1,359)
Income tax payment		(431,650)	(29,319)	(67,213)

Net cash flows provided by operating activities		796,191	959,026	712,033

F-
11

VISTA ENERGY, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets		(1,455,411)	(1,052,530)	(688,437)
Interest received	10.1	10,594	4,535	1,235
Payments for acquisitions of other intangible assets	13	(11,720)	(11,328)	(7,293)
Proceeds from the transfer of conventional assets	3.2.8	5,734	10,734	10,000
Payments for investments in assoc iate s	18	(56,706)	(3,287)	(2,176)
Payment for Business Combination, net of cash acquired	32	(841,555)	—	—
Proceeds from farmout agreement	9.1	—	—	26,650
Prepayment of leases		—	—	(14,292)
Payments for the acquisition of AFBN assets	29.2.6	—	—	(25,000)

Net cash flows (used in) investing activities		(2,349,064)	(1,051,876)	(699,313)

Cash flows from financing activities:
Proceeds from borrowings	17.2	2,838,173	1,320,897	318,169
Payment of borrowings principal	17.2	(1,173,623)	(470,351)	(211,499)
Payment of borrowings interest	17.2	(148,310)	(53,897)	(22,993)
Payment of borrowings cost	17.2	(17,935)	(7,631)	(1,779)
Payments of other taxes interest	10.3	(22,045)	—	—
Payments of other financial results	10.3	(7,948)	8,680	(25,562)
Payment of lease	14	(90,772)	(56,641)	(36,780)
Share repurchase	21.1	(50,000)	(99,846)	—

Net cash flows provided by financing activities		1,327,540	641,211	19,556

Net (decrease) increase in cash and cash equivalents		(225,333)	548,361	32,276
Cash and cash equivalents at beginning of year	20	755,610	209,516	241,956
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents		(4,093)	(2,267)	(64,716)
Net (decrease) increase in cash and cash equivalents		(225,333)	548,361	32,276

Cash and cash equivalents at end of year	20	526,184	755,610	209,516

Significant transactions that generated no cash flows
Acquisition of Vista Lach through the issuance of Series A shares and an increase in trade and other payables	1.2.2 / 32	506,754	—	—
Acquisition of property, plant and equipment through increase in trade and other payables		141,181	341,448	152,607
Acquisition of property, plant and equipment through increase in trade and other payables, related to the Farmout Agreement	12	109,538	—	—
Changes in well plugging and abandonment with an impact in property, plant and equipment	12 / 22.1	5,397	23,325	(930)
Disposal for transfer of conventional assets through increase in trade and other receivables	3.2.8	—	—	(116,071)
Notes 1 through 34 are an integral part of these consolidated financial statements

F-
12

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)
Note 1. Group information
1.1 Company general information
Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), was organized as a variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “
Sociedad An
ó
nima Burs
á
til de Capital Variable
”
(
“
S.A.B. de C.V.
”
)
, on July 28, 2017.
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

(ii)	Participating as a partner, shareholder, or investor in all types of businesses or profit-making or nonprofit entities, associations, trusts, in Mexico or in another country, or of any other nature;

(iii)	Issuing and placing shares representing its capital stock, either through public or private offerings, in domestic or foreign securities markets;

(iv)
Issuing and placing warrants, either through public or private offerings, in relation to shares representing their capital stock or other types of securities, in domestic or foreign securities markets; and

(v)	Issuing or placing negotiable instruments, debt instruments or other guarantees, either through public or private offerings, in domestic or foreign securities markets.
As of December 31, 2025, the Company’s main activity, through its subsidiaries, is the exploration and production of Crude oil and Natural gas (“E&P”); and is the owner of the following exploitation concessions:
In Argentina
In the Neuquén basin:

(i)	100% in the conventional exploitation concessions (not operated) as detailed below:

-	25 de Mayo - Medanito S.E., located in the Province of Río Negro and maturing in 2036 (Note 28.1.2);

-	Jagüel de los Machos, located in the Province of Río Negro and maturing in 2035 (Note 28.1.2);

-	Entre Lomas Neuquén and Entre Lomas Río Negro, maturing in 2026 and 2036, respectively (Note 28.1.2);

-	Jarilla Quemada (in Agua Amarga area); located in the Province of Río Negro and maturing in 2040; and

-	Charco del Palenque (in Agua Amarga area) located in the Province of Río Negro and maturing in 2034.
These areas are operated by Tango Energy Argentina S.A. (“Tango” formerly known as Petrolera Aconcagua Energía S.A. “Aconcagua”) (Note 3.2.8).

(ii)	100% in the unconventional exploitation concessions (operated) as detailed below:

-	Bajada del Palo Oeste and Bajada del Palo Este, located in the Province of Neuquen, both maturing in 2053;

-	Aguada Federal and Bandurria Norte, located in the Province of Neuquen, both maturing in 2050.

(iii)	84.62% in Coirón Amargo Norte conventional exploitation concession (operated); located in the Province of Neuquen, maturing in 2036.

(iv)	90% in Águila Mora unconventional exploitation concession (operated); located in the Province of Neuquen, maturing in 2054.

(v)
50% in La Amarga Chica (“LACh”) unconventional exploitation concession (not operated); located in the Province of Neuquen, maturing in 2049. This area is operated by YPF S.A. (“YPF”) (Note 1.2.2, 29.2.5 and 32).

F-1
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In the Northwest basin:

(vi)
1.5% in Acambuco conventional exploitation concession (not operated), composed of two exploitation plots “San Pedrito” and “Macueca”, located in the Province of Salta, with maturing in 2036 and 2040, respectively. These areas are operated by Pan American Energy, LLC. Sucursal Argentina
(“Pan American”) (Note 34).

In Mexico

(i)
100% in
CS-01
area (operated), located in Tabasco, and maturing in 2047. On November 6, 2025, the Company submitted a notice of irrevocable relinquishment of the entire
CS-01
area to the Department of Energy (“SENER” by Spanish acronym, which is pending confirmation to the date of issuance of consolidated financial statements.

Additionally, as of December 31, 2025, the Company is the owner of the following transportation concessions through its subsidiaries:
In Argentina

(i)
100% in the federal crude oil transportation concession, which extends from Borde Montuoso oilfield (in Bajada de Palo Oeste area, Province of Neuquén) to La Escondida pumping station, maturing in 2053;

(ii)
100% in the Entre Lomas provincial crude oil transportation concession, which extends from the oil pipeline connecting the crude treatment plant located in Charco Bayo oilfield in Entre Lomas area to its interconnection with the crude oil trunk transportation system in La Escondida, both located in the Province of Rio Negro, maturing in 2036 (Note 28.1.2);

(iii)
100% interest in the provincial gas transport concession, extending from Compressor Station 11 at the Borde Montuoso field (located in Bajada del Palo Oeste, Province of Neuquén) to the interconnection with the Vaca Muerta Norte gas pipeline in the Tratayén area, Province of Neuquén, with a concession term expiring in 2053;

(iv)
100% in the provincial gas transport concession, extending from Aguada Federal area, Province of Neuquén to the interconnection in the vicinity of Cluster 5 within the San Roque concession area, Province of Neuquén, with a concession term expiring in 2050;

(v)
100% in the 25 de Mayo-Medanito S.E. provincial crude oil transportation concession, which extends from the oil pipeline connecting the crude treatment plant located in 25 de Mayo-Medanito S.E. area (Río Negro) to its interconnection with the crude oil trunk transportation system in “Medanito”, maturing in 2036 (Note 28.1.2). This concession is operated by Tango (Note 3.2.8);

(vi)
100% in the Entre Lomas provincial gas transportation concession, which extends from the gas pipeline connecting the gas treatment plant located in Charco Bayo oilfield in Entre Lomas Area, to its interconnection with the gas trunk transportation system in the Province of Río Negro, maturing in 2036 (Note 28.1.2). This concession is operated by Tango (Note 3.2.8) and;

(vii)
100% in the Jarilla Quemada provincial gas transportation concession, which extends from the gas pipeline connecting such oilfield to the Medanito-Mainqué gas pipeline, maturing in 2048. This concession is operated by Tango (Note 3.2.8).

For further information, see Note 3
4
.
Its main office is located in City of Mexico, Mexico, at Mapfre Tower, Paseo de la Reforma Avenue 243, 18th floor, Colonia Cuauhtémoc, Alcaldía Cuauhtémoc, zip code 06500.

F-1
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

1.2 Significant transactions for the year
1.2.1 Agreement signed with Trafigura Argentina S.A. (“Trafigura”) related to the joint investment agreements (“farmout agreements I and II
”)
in Bajada del Palo Oeste area
On December 16, 2024, the Company, through its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”), agreed to the assignment of Trafigura’s interest in the farmout agreements I and II in its own favor (See Note 29.2.1), effective as from January 1, 2025, at which time the Company holds rights to 100% of the production from the pads subject to the Farmout Agreement.
Under the Farmout Agreement, Vista Argentina will pay 128,000 to Trafigura in 48 monthly and consecutive installments through December 2028 (“purchase price”).
In addition, Vista Argentina and Trafigura signed a crude oil marketing agreement (“COMA”), which is effective since January 1, 2025, by virtue of which Vista Argentina will sell 10,000 m³ of crude oil per month to Trafigura. The amount payable by Trafigura under the COMA its offset with Vista Argentina’s obligations under the Farmout Agreement.
As a consequence of the Farmout Agreement, the Company recognized: (i) an account payable of 107,749 related to the purchase price at fair value; and (ii) a net asset addition of 78,454, including 80,243 in “Property, plant and equipment” under “Production wells and facilities” (Note 12). Finally, the Company recognized “Oil and gas properties” of 29,295 (Note 12).
As of December 31, 2025, Vista Argentina had offset an amount of 28,000 against the liability under the Farmout Agreement.
1.2.2 Acquisition of Petronas E&P Argentina S.A. (“PEPASA” currently Vista Energy Lach S.A. “Vista Lach”)
On April 15, 2025, the Company, through its subsidiary Vista Argentina, acquired the 100% of the capital stock of PEPASA, which holds a 50% working interest in La Amarga Chica unconventional concession (“LACh”), located in the Province of Neuquén, Argentina, from Petronas Carigali Canada B.V. and Petronas Carigali International E&P B.V. (the “Transaction”).
Under the terms of the Transaction, the total consideration amounted to 1,406,441, broken down as follows: (i) 899,687 paid in cash on the Transaction date; (ii) 299,687 paid through the transfer of 7,297,507 American Depositary Shares representing an identical number of Vista’s Series A shares (“ADSs”) which are subject to lock-up
restrictions, and (iii) a liability assumed with a nominal value of 300,000, to be settled in cash, with 50% due on April 15, 2029, and the remainder 50% due on April 15, 2030, without accruing interest (“liability assumed”). As of the Transaction date, the present value of the assumed liability amounts to 207,067.
For further information see Note 32.
Note 2. Basis of preparation and material accounting policies
2.1 Basis of preparation and presentation
The accompanying consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, were prepared in accordance with the IFRS Accounting Standards (“International Financial Reporting Standards”) issued by the International Accounting Standards Board (“IASB”).
They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.
These consolidated financial statements were approved by management for inclusion in the Company’s annual report on Form
20-F
on April 28, 2026, and the subsequent events through that date are considered (Note 3
4
).

F-1
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.2 New accounting standards, amendments and interpretations issued by the IASB
2.2.1 New effective accounting standards, amendments and interpretations issued by the IASB adopted by the Company
Amendments to IAS 21: The effects of Changes in Foreign Exchange rates – Lack of Exchangeability
In August 2023, the IASB issued amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates to clarify when entities are required to assess if a currency is exchangeable into another currency, and how to determine the exchange rate when a currency is not exchangeable.
The amendments also require that information be disclosed so that the users of the financial statements may assess how the lack of exchangeability affects profit and financial position, and cash flows.
The amendments will become effective for annual periods beginning on or after January 1, 2025. Early adoption is allowed, but comparative information cannot be restated.
These amendments had not impact on the Company’s consolidated financial statements, since they are governed by a convertible currency.
2.2.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective
IFRS 18: Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued “IFRS 18 - Presentation and Disclosure in Financial Statements”, amending “IAS 1 - Presentation of Financial Statements” to introduce new requirements for the presentation and disclosure of information in financial statements and the related explanatory notes, as well as the requirement to disclose Management-defined performance measures.
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
Financial Reporting.
The amendments will become effective for annual periods beginning on or after January 1, 2027. Early adoption is allowed and must be applied retrospectively.
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

F-1
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company reassesses whether it controls a subsidiary, if facts or circumstances indicate that there are changes to 1 or more of the 3 elements of control mentioned above.
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
Below are the Company’s main subsidiaries:

Subsidiary name	Equity interest			Place of business	Main activity
	December 31, 2025	December 31, 2024	December 31, 2023

Vista Energy Holding I, S.A. de C.V. (“Vista Holding I”)	100%	100%	100%	Mexico	Holding company
Vista Energy Holding II, S.A. de C.V. (“Vista Holding II”)	100%	100%	100%	Mexico	Exploration and production (1)
VX Ventures Asociación en Participación (“VX Ventures AenP”)	100%	100%	100%	Mexico	Holding company
Vista Argentina (2)	100%	100%	100%	Argentina	Exploration and production (1)
Aluvional S.A. (“Aluvional”)	100%	100%	100%	Argentina	Mining and industry
Aleph Midstream S.A. (“Aleph”) (2)	—	100%	100%	Argentina	Services (3)
AFBN S.R.L. (“AFBN”) (2)	—	100%	100%	Argentina	Exploration and production (1)
Vista Energy International S.A. (“VEISA”)	100%	—	—	Uruguay	Trader
Vista Lach (4)	100%	—	—	Argentina	Exploration and production (1)

(1)	Its refers to the exploration and production of Natural gas and Crude oil.
(2)	Since January 1, 2025 Aleph and AFBN were merged with Vista Argentina.
(3)	Including operations related to the capture, treatment, transport and distribution of hydrocarbons and derivatives.
(4)	See Note 1.2.2 and 32.

F-1
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For further information, see Note 3
4
.
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
2.3.3 Joint arrangements
According to “IFRS 11-Joint Arrangements”, investments are classified as joint operations or joint venture, depending on contractual rights and obligations. The Company has joint operations but has no joint venture.
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

F-1
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.2 Property, plant and equipment, Goodwill and other intangible assets
2.4.2.1 Property, plant and equipment
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
(i) Depreciation methods and useful lives
Estimated useful lives, residual values and the depreciation method are reviewed at every period-end,
and changes are recognized prospectively.
An asset is impaired when its carrying amount exceeds its recoverable amount.
The Company considers climate-related matters, including physical and energy transition risks, and determines if applicable regulations may affect the useful life or residual value of property, plant and equipment; for example, should machines and facilities using fuel fossils be prohibited or restricted, or if additional energy efficiency requirements are introduced (Note 2.4.20).
The Company amortizes drilling costs applicable to productive and in development and production facilities, according to the unit of production method (“UDP” by Spanish acronym), applying the proportion of Crude oil and Natural gas produced to prove and develop Crude oil and Natural gas reserves, as the case may be.
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
Land does not depreciate.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) Assets for oil and gas exploration
The Company adopts the successful effort method to account for its oil and gas exploration and production activities.
This method implies the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploration wells arising from the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, located in proved reserves areas; and (iv) estimated well plugging and abandonment obligations.
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
(iii) Rights and Concessions
Rights and concessions are booked as part of property, plant and equipment and are depleted on the UDP over the total proved reserves of the relevant area. The calculation of the UDP rate for the depreciation of development costs considers expenses incurred to date and authorized future development expenses.
2.4.2.2 Goodwill and Other intangible assets
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
The Company constantly assesses climate-related risks, including physical and energy transitions risks in measuring the recoverable value of the business credit (Note 2.4.20).
(ii)
Other intangible assets
Other intangible assets acquired separately are measured using the cost model; after initial recognition, the asset is valued at cost less amortization and any subsequent accumulated impairment loss.
Other intangible assets are amortized using the straight-line method; software licenses are amortized over their estimated 3 year useful life. The amortization of these assets is recognized in the statements of profit or loss and other comprehensive income.

F-
2
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
Right-of-use
assets are subject to impairment, as mentioned on the accounting policy, to impairment of long-lived assets other than goodwill (Note 3.2.2).
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
2.4.4 Impairment of property, plant and equipment,
right-of-use
assets and other intangible assets (“long-lived assets”) other than goodwill
Long-lived assets with a definite useful life undergo impairment tests whenever events or changes in circumstances have indicated that their carrying value may not be recoverable. When the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized for the value of the asset. An asset’s recoverable amount is the higher of (i) the fair value of an asset less costs of disposal and (ii) its value in use.
Assets are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or CGUs. Amortized long-lived assets are reviewed for potential reversal of impairment at the end of each reporting period.
The Company constantly assesses climate-related risks, including physical and energy transitions risks, could have a significant impact and its eventual inclusion in the cash flows to determine the recoverable value (Note 2.4.20).
See Note 3.2.2 for further information on impairment of long-lived assets other than Goodwill.
2.4.5 Foreign currency translation
2.4.5.1 Functional and presentation currency
The functional currency of the Company and its subsidiaries is the USD, the currency of the primary economic context in entity operates. To determine the functional currency, the Company makes judgments and it must be reconsidered in the event of a change in conditions that may determine the primary economic context.
The presentation currency of the Company is USD.

F-
2
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
(i) Classification
-
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
-
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
(ii) Recognition and measurement
Upon initial recognition, the Company measures a financial asset at its fair value plus, the transaction costs that are directly attributable to the acquisition of the financial asset.
The Company reclassifies financial assets when and only when it changes its model for managing these assets.
(iii) Impairment of financial assets
The Company recognizes an allowance for Expected Credit Losses (“ECL”) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between contractual cash flows owed and all the cash flows that the Company expects to receive.
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

F-
2
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.6.2 Financial liabilities and equity instruments
(i) Financial liabilities
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
A conversion option classified as equity is determined by deducting the liability component amount from the fair value of the compound instrument as a whole. It is recognized and included in equity, net of income tax effects, and it not subsequently remeasured. Moreover, the conversion option classified as an equity instrument remains in equity until the conversion option is exercised, in which case, the balance recognized in equity is transferred to another equity account. When the conversion option is not exercised at the redemption date of liability component, the balance recognized in equity is transferred to retained earnings. No profit or loss is recognized in the statement of profit or loss after the conversion or redemption of the conversion option.
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

F-2
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.6.3 Offsetting of financial instruments
Financial assets and liabilities are disclosed separately in the consolidated statement of financial position unless the following criteria are met: (i) the Company has a legally enforceable right to set off the recognized amounts, and (ii) the Company intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. A right to set off is that available to the Company to settle a payable to a creditor by applying against it a receivable from the same counterparty.
2.4.7 Recognition of revenue from contracts with customers and other operating income
(i) Revenue from contracts with customers
Revenue from contracts with customers related to the sale of crude oil, natural gas and Liquefied Petroleum Gas (“LPG”) is recognized when control of the assets is transferred to the customer.
It is recognized for an amount of consideration to which the Company expects to be entitled in exchange for these assets, recognizing a credit under “Oil, gas and GLP accounts receivable (net of allowance for expected credit losses)” (Note 16). As of December 31, 2025, the normal credit term is 20 days for crude oil sales and 51 days for natural gas and LPG sales. The Company has reached the conclusion that it acts as principal in its revenue agreements because it controls assets before transferring them to the customer.
In Note 5.1 revenues was broken down by (i) product type and; (ii) distribution channels. All Company revenue is recognized at a point in time.
The Company recognizes a contract asset if the goods or services are transferred before receiving the agreed-upon payment and/or consideration. It recognizes a contract liability when there is an obligation to transfer goods or services to a customer for which the entity has received consideration.
(ii) Other operating income
The Company discloses its other operating income in Note 9.1 and mainly included:

(i)	Gain from Business Combination (Note 1.2.2 and 32);

(ii)	Gain from Exports Increase Program (Note 2.5.2);

(iii)	Gain related to the transfer of conventional assets (Note 3.2.8);

(iv)	Gain from farmout agreement (Note 29.2.1); and

(v)	Other income that are not directly related to the Company main activity.
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
The recoverable amount of these assets is assessed at each reporting date, and any resulting loss is recognized in the consolidated statements of profit or loss and other comprehensive income.
Significant materials and spare parts, that the Company does not expects to use in the next 12 months, are included in “Property, plant and equipment”.

F-2
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.9 Cash and cash equivalents
For the presentation of the consolidated statement of cash flows, cash and cash equivalents include: (i) cash on hand and demand deposits in banks and financial institutions; and (ii) other short-term highly liquid investments originally maturing in 3 or less months, readily convertible into known cash amounts and subject to insignificant risk of changes in value.
Overdrafts in checking accounts, if any, are disclosed within current liabilities in the consolidated statement of financial position and they are not disclosed in the consolidated statement of cash flows as they do not comprise the Company’s cash and cash equivalents.
2.4.10 Equity
Changes in equity were accounted for according to legal or regulatory standards, and Company decisions and the Company’s accounting policies and decisions.
(i) Capital stock
Capital stock is made up of shareholder contributions, share-based payments; net of shares repurchased in market. It is represented by outstanding shares at nominal value and is made up of Series “A” and “C” shares.
(ii) Other equity instruments
The other equity instruments are related to a capital stock generated by a cashless exercise of warrants, which allowed to the holders, obtains 1 Series A share for each 31 Warrants owned (Note 17.3 and 21.1).
(iii) Legal reserve
The legal reserve according to the Mexican Business Associations Law, required to allocate at least 5% of net profit for the year based on the Company’s nonconsolidated financial statements, and must be increase until it is equal to 20% of capital.
(iv) Share-based payments
The share-based payments correspond to the equity-settled compensation granted by the Company to certain employees, through which they receive equity instruments (Note 2.4.15).
(v) Share repurchase reserve
The share repurchase reserve, is related to the creation of a reserve for the acquisition of the Company’s own shares, which is subject to Mexico’s Securities Market Law provisions and should be approved by the Ordinary Shareholders’ meeting in compliance with the following requirements:

(i)	it should be made in an authorized stock exchange in Mexico;

(ii)	it should be carried out at market price unless it involves public offerings authorized by the Mexican Banking and Securities Commission (“CNBV” by Spanish acronym).
The share repurchase reserve is based on the Company’s nonconsolidated financial statements
(vi) Other accumulated comprehensive income (losses)
Other accumulated comprehensive income comprises actuarial gains and losses for defined benefit plan remeasurement and the related tax effect.
(vii) Accumulated profits (losses)
Accumulated profits or losses comprise the profit (or loss) for the current year and retained earnings or accumulated losses that were not distributed, the amounts transferred from other comprehensive income and prior-year adjustments.

F-2
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
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
In Mexico, the employees’ share in profit (“PTU, by Spanish acronym”) is paid to qualifying employees; is calculated using the income tax base. The PTU is recognized in the consolidated statements of profit or loss and other comprehensive income under “Employee benefits”.
2.4.11.2 Employee benefits
The Company maintains a defined benefit plan which are related to a series of pension benefits that certain employees will receive at retirement, depending on factors, such as age, years of service and compensation. According to the conditions established in each plan, the benefit may consist of a single payment or payments supplementary to pension system payments.
The cost of employee defined benefit plans is recognized periodically according to the contributions made by the Company.
Labor cost liabilities are accumulated in the periods in which employees render the services that give rise to the consideration.
The defined benefit obligation is the present value of the defined benefit obligation, net of the fair value of plan assets. The defined benefit obligation is calculated at least as of every year-end
by independent actuaries through the projected unit credit method and is assessed discounting estimated future cash outflows using future actuarial assumptions on the demographic and financial variables that affect the assessment of such amounts.
Actuarial profit and losses derived from changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise and that shall not be reclassified to profit (loss) in subsequent years, likewise the costs of past services are recognized in the consolidated statements of profit or loss and other comprehensive income.
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
For the years ended December 31, 2025, and 2024, the Company has not capitalized borrowings costs because it had no qualifying assets, except for interest on the discount at present value on lease liabilities disclosed in Note 14.
2.4.13 Provisions and contingent liabilities
The Company recognizes provisions when the following conditions are met: (i) it has a present or future obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate can be made. No provisions for operating future losses are recognized.

F-2
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In the case of provisions in which the time value of money is significant (as is the case of well plugging and abandonment and environmental remediation) these provisions are determined as the present value of the expected cash outflow for settling the obligation. Provisions are discounted at a rate that reflects current market conditions as of the date of the statement of financial position and, as the case may be, the risks specific to the liability. When the discount is applied, the increase in the provision due to the passage of time is recognized as a financial cost in the consolidated statements of profit or loss and other comprehensive income.
(i) Provision for contingencies
Provisions for probable contingencies are measured at the present value of the amounts expected to be made to settle the present obligation, considering the best information available upon preparing the financial statements, based on the opinion of the Company’s legal counsel. Estimates are regularly reviewed and adjusted.
Potential contingent liabilities are: (i) obligations from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of uncertain future events not wholly within the Company’s control; or (ii) present obligations from past events that will not likely require an outflow of resources for its settlement, or which amount cannot be estimated reliably. These liabilities are disclosed in notes to the consolidated financial statements (Note 28.2).
Contingent liabilities which probability is remote are not disclosed.
(ii) Well plugging and abandonment provision
The Company recognizes a provision for well pugging and abandonment when there is a legal or constructive obligation as a result of past events, it is probable that a cash flow will be required to settle the obligation, and the amount to be disbursed can be reliably estimated.
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
(iii) Provision for environmental remediation
The provision for environmental remediation is recognized when it is likely that a soil remediation be conducted, and costs may be estimated reliably. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.
The amount recognized is the best estimate of the expenditure required to settle the obligation. To consider the time value of money, the recognized value is the present value of the estimated future expense. The effect of such estimate is recognized in the consolidated statements of profit or loss and other comprehensive income.
It assesses if climate risks, including physical and energy transition risks, may have a major impact. If so, such risks are included in cash flows projected for estimating environment remediation costs (Note 2.4.20).
2.4.14 Income tax
Income tax for the period includes current and deferred income tax. Income tax is recognized in the consolidated statements of profit or loss and other comprehensive income except if it is related to items recognized in other comprehensive income or directly in equity.
Current and deferred tax assets and liabilities were not discounted and are stated at nominal values.

F-2
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Income tax rates effective in Argentina and Mexico stand at 35% and 30% as of December 31, 2025, 2024 and 2023, respectively. For further information, see Note 15, 30.2 and 30.4.
(i) Current income tax
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
(ii) Deferred income tax
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
Deferred income tax assets and liabilities are only offset when there is a legally enforceable right, and they are related to income tax levied by the same tax authority.
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
2.4.15 Share-based payments
The Company grants to some employees shared-based compensation; whereby employees receive as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at grant date using a proper valuation method (Note 31) and is recognized in the consolidated statements of profit or loss and other comprehensive income in “General and administrative expenses” under “Share-based payments”.
On March 22, 2018, the Company approved a Long-Term Incentive Plan (“LTIP”) whose goal is to attract and retain talented persons such as officers, directors, employees and consultants. The LTIP includes the following mechanisms for rewarding and retaining key personnel:
(i) Stock option plan (“SOP”)
The stock option plan grants the participant the right to buy a number of shares over certain term. The cost of the equity-settled plan is measured at grant date considering the specific terms and conditions. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income in “General and administrative expenses” under “Share-based payments” (Note 8).

F-2
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) Restricted stock (“RS”)
The restricted stock plan grants the participant additional benefits are met through a stock option plan which has been classified as an equity-settled share-based payment. The cost of the equity-settled plan is measured at grant date considering the specific terms and conditions and is recognized in the consolidated statements of profit or loss and other comprehensive income in “General and administrative expenses” under “Share-based payments” (Note 8).
(iii) Performance restricted stock (“PRS”)
The performance restricted stock grants the participant, which entitle them to receive PRS after having reached certain performance targets over a time of period. PRS are classified as equity-settled share-based payments. The cost of the equity-settled plan is measured at grant date considering the specific terms and conditions and is recognized in the consolidated statements of profit or loss and other comprehensive income in “General and administrative expenses” under “Share-based payments” (Note 8).
2.4.16 Investments in associates
An associate is an entity over which the Company has significant influence, being the power to participate in the financial and operating policy decisions of the associate but not control or join control over it, as mentioned in Note 2.3.1.
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
The Company’s interests in the associates’ net profits or losses, after acquisition, are recognized in the statements of profit or loss and other comprehensive income in “Income (loss) from investments in associates”.
For further information, see Note 18.
2.4.17 Biological assets
Biological assets are measured at initial recognition, and at the end of each reporting period, at fair value less estimated costs to sell at the point of harvest or collection.
Changes in fair value at initial or subsequent recognition are recognized in the period in the consolidated statement of profit or loss and other comprehensive income.
As of December 31, 2025 and 2024, the Company has biological assets for 15,855 and 10,027, mainly related of tree plantations, and its fair value less costs to sell are similar to replacement cost, as they are at the initial growth cycle.
Tree plantations are classified as
non-current
biological assets because they are not expected to be harvested within the next 12 months.
2.4.18 Business combination
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

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Identifiable assets acquired and liabilities assumed in a business combination are initially measured at fair values at the acquisition date.
The costs related to the acquisition are booked as incurred expenses. Goodwill is an excess of:

(i)	The consideration transferred; and

(ii)	The fair value of net identifiable assets acquired.
If the fair value of the acquiree’s net identifiable assets exceeds these amounts, before recognizing profit, the Company reassesses whether it has correctly identified all assets acquired and liabilities assumed, reviewing the procedures employed to measure the amounts to be recognized at the acquisition date. If the assessment still results in excess of the fair value of net assets acquired in relation to the total consideration transferred, gain from a bargain purchase is recognized directly in the consolidated statements of profit or loss and other comprehensive income, under “Gain from Business Combination” within “Other operating income”.
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
As detailed in Note 1.2.2 and 32, during the year ended December 31, 2025 the Company recognized the acquisition of Vista Lach as a business combination (“Business Combination”).
2.4.19 Going concern
The Board oversees the Group’s cash position regularly and liquidity risk to ensure that there are sufficient funds to meet expected financing, operating and investing requirements.
Considering the macroeconomic context, the result of operations and the Group’s cash position as of December 31, 2025 and 2024, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these consolidated financial statements were prepared on a going concern basis.

F-
3
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.20 Climate-Related Matters
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
(ii) Impairment of long-lived assets and business credit: upon assessing the recoverable value of these assets, the Company considers climate-related matters, and climate change regulations (Note 3.2.1 and 3.2.2).
(iii) Environmental remediation liabilities: the Company considers the potential impact of climate-related matters upon estimating future decommissioning costs (Note 2.4.13).
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

F-
3
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
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
These law’s main objective is to deregulate the Argentine economy and adjust the state’s operation and structure; declaring a public administrative, economic, financial, and energetic emergency for a year, and grant the Argentine Executive (“PEN” by its Spanish acronym) delegated legislative powers, as main measures.
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
- Grants producers rights to trade, transport, and industrialize hydrocarbons and by-products,
while prohibiting the National Executive (“PEN” by Spanish acronym) from intervening or setting prices;
- Establishes the free export and import of hydrocarbons and by-products,
eliminating the Department of Energy’s (“SE” by Spanish acronym) authority to challenge export permits;
- Amends the acquisition system and terms for unconventional concessions following the reconversion of conventional concessions;
- Authorizes the regulatory authority to grant concessions for terms other than those established in Hydrocarbons Law;
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
The RIGI was established and published in the Official Bulletin on August 23, 2024, through Decree No. 749/2024, applicable to the oil & gas sector solely for the following activities: (i) construction of treatments plants, natural gas separation plants, oil & gas pipelines, and polyducts, and storage facilities; (ii) transportation and storage of liquid and gaseous hydrocarbons; (iii) petrochemical plants, including fertilizer production and refinery; (iv) natural gas production, collection, treatment, processing, fractioning, liquefaction and transportation for export of liquefied natural gas, as well as the infrastructure works required to develop the industry, and (v) offshore exploration and exploitation of liquid and gaseous hydrocarbons.
The Bases Law had no significant impact on these consolidated financial statements.
For further information, see Note 34.
(iii) Decree No. 929/2013
The SE granted to the Company, through its subsidiary Vista Lach, the ownership of the benefits, under sections 6 and 7 of the Investment Promotion Regime for Hydrocarbon Production established by Decree No. 929/2013, as amended by Law No. 27,007. This regime grants as from March 2023, among others, a zero rate on export duties applicable to a specific percentage of LACh’s production.

F-
3
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Additionally, in December 2024, within the framework of this regime, Central Bank of Argentina (“BCRA” by Spanish acronym) Communiqué “A” 8155 implemented the free availability of foreign exchange proceeds from exports according to the percentages established under the regime.
2.5.2 Exports Increase Program
On October 3, 2023 SE , through Resolution No. 808/23, established that the exporters of crude oil, natural gas and by-products
(that meet certain conditions) may receive specified percentage of the funds obtained from exports through securities acquired in foreign currency and sold in local currency. This percentage was initially set at 25% in the aforementioned resolution. Subsequently, the percentage was modified as follows:
(i) On October 23, 2023, through Necessity and Urgency Decree (“DNU” by Spanish acronym) No. 549/23, it was set at 30%, effective through November 17, 2023.
(ii) On November 20, 2023, through DNU No. 597/23 it was set at 50%, effective until December 10, 2023.
(iii) On December 13, 2023, through DNU No. 28/23 it was set at 20%.
However, on April 14, 2025, the Argentine Executive issued DNU No. 269/2025 expressly repealing DNU No. 28/23 and, consequently, removing the differential system established thereunder.
For the years ended December 31, 2025, 2024 and 2023, the Company recognized a gain of 4,961, 45,201 and 81,232 in “Other operating income” under “Gain from Exports Increase Program” (Note 9.1).
2.5.3 Gas market
(i) Argentine promotion plan to stimulate Natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)
On November 13, 2020, through Decree No. 892/2020, the PEN approved Gas IV Plan, whereby it declared that the promotion of Natural gas production is both a matter of public interest and a priority. The aforementioned decree was replaced by Decree No. 730/2022 of November 3, 2022, extending the term of the Gas IV Plan through December 31, 2028.
On December 22, 2022, through Resolution No. 860/2022, of the SE, the Company, through its subsidiary Vista Argentina, was awarded a base volume of 0.86 million cubic meters per day (“Mcm/d”) at an annual average price of 3.29 USD/MMBTU (Millions of British Themal Units (“MMBTU”)), applicable until December 31, 2024.
On April 19, 2023, through Resolution No. 265/2023 of the SE, the base volume awarded to Vista was increased to 1.14 Mcm/d, maintaining the annual average price of 3.29 USD/MMBTU, applicable for a
4-year
period as from January 1, 2025.
On December 4, 2025, the Department of Energy (“SE” by Spanish acronym) granted the Company export quotas to Chile averaging 0.06 Mcm/d per year for the next 3 years (2026 through 2028).
For the years ended December 31, 2025 and 2024, the Company received a net amount of 4,646 and 3,839, respectively.
As of December 31, 2025 and 2024, the receivables related to such plan stand at 2,316 and 3,007, respectively (Note 16).
2.5.4 Changes in the foreign exchange framework
During the year ended December 31, 2025, and to the date of issuance of these financial statements, the Central Bank of Argentina (“BCRA” by Spanish acronym) issues a series of regulatory aimed at easing certain foreign exchange restrictions, including:
(i) It introduced a currency band system under which the Argentine peso (“ARS”) to USD exchange rate in the free foreign exchange market (“MLC” by Spanish acronym) may fluctuate within a price floor and ceiling. These limits will be adjusted monthly based on the latest inflation indicators as from January 1, 2026;
(ii) Along with the Argentine government, it eliminated the Export Increase Program for settling exports (see Note 2.5.2);

F-3
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(iii) It authorized dividend distribution to foreign shareholders for fiscal years beginning as from January 1, 2025, provided that these distributions related to distributable earnings obtained from realized earnings in annual financial statements;
(iv) It loosened the terms to pay foreign exchange transactions and access the free foreign exchange market to repay financial debts;
(v) It introduced exceptions to the foreign currency settlement system, and established that the funds deposited abroad from the issuance of debt securities are no longer computed as liquid external assets for purposes of foreign exchange restrictions, and;
(vi) It incorporated specific provisions for the repatriation of direct investments from nonresidents, enabling access to the MLC for the repatriation provided that certain regulatory requirements are met.
2.5.5 Royalties and others
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
B- Mexico
2.5.6 Exploration and production activities regulatory framework
In 2013, Mexico introduced several amendments to Mexico’s Constitution that led to opening crude oil, natural gas and energy to private investments. As part of the energy reform, Petróleos Mexicanos (“Pemex” by Spanish acronym) transformed from a decentralized public entity into a productive state-owned enterprise. Mexico’s Hydrocarbon Law, that preserves state property over subsoil hydrocarbons but allows private companies to assume responsibility for hydrocarbons once extracted.
These amendments also allow private sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons.
Mexico’s Hydrocarbon Law, that preserves state property over subsoil hydrocarbons but allows private companies to assume responsibility for hydrocarbons once extracted. Therefore, empowers private-sector entities to request the granting of a permit from Mexico’s Energy Regulatory Commission (“CRE” by Spanish acronym) to store, transport, distribute, trade and sell hydrocarbons. In addition, private-sector entities can import or export hydrocarbons subject to a permit issued by the “SENER”.
The National Hydrocarbon Commission (the “CNH” by Spanish acronym) conducts rounds of bid granting agreements to oil companies and business consortia. It interacts with Pemex and private companies and manage all E&P agreements. The agreements for the transport, storage, distribution, compression, liquefaction, decompression, regassification, trade and sale of crude oil, oil byproducts and natural gas are granted by the CRE.
In May 2021, Mexican Hydrocarbons Law Reforms (the “Reforms”) was published in the Official Bulletin. In general, the Reforms affect the permit system under Mexican Hydrocarbon Law by granting enhanced powers to the SENER and the CRE to grant, review, and revoke the different permits under such law. The Reforms also regain public control of the Mexican oil trading sector.
On March 18, 2025, the Mexican government enacted a reform introducing new legislation related to: (i) the Law governing Pemex and (ii) the Hydrocarbons Sector Law. This reform includes, among other measures, the following provisions:
(i) Hydrocarbon exploration and exploitation contracts previously signed with the Mexican State prior to the enactment of the new legal provisions will remain effective and will continue to be governed by the terms and conditions under which they were originally granted, pursuant to laws and provisions in effect upon execution;

F-3
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) The management of these contracts, along with the regulatory and oversight powers related to hydrocarbon exploration and extraction, have been fully centralized under Mexico’s SENER, which has assumed the roles and responsibilities of the former National Hydrocarbons Commission (“CNH”);
(iii) Regulations issued by regulatory authorities prior to the reform will remain in effect and continue to apply, provided they do not conflict with the new legislation;
(iv) Authorizations and permits previously granted to the upstream sector by the SENER, the CNH or the former Energy Regulatory Commission (“CRE”) will remain valid and retain their legal effect.
(v) The issuance, amendment, or termination of upstream sector authorizations or permits will now be subject to the public policy established by the Mexican State through the SENER;
(vi) All subsidiary production companies of Pemex have been merged into the latter. The agreements entered into by these dissolved companies will remain in force and continue to have the same effects under the originally agreed-upon terms and conditions.
Likewise, the exploration and extraction activities will be carried out under three methods:
(i) Allocations for own development, which will be exclusively owned by Pemex, making it the sole operator. However, Pemex may enter into service provision contracts with third parties, provided that such agreements aim to maximize productivity and profitability, and that the consideration is paid in cash.
(ii)
Mixed-use
development allocations, which may be granted by SENER. This plan allows private investment in projects operated by Pemex, provided that the latter maintains at least a 40% interest.
(iii) E&P agreements, which may be entered into by the SENER only in exceptional cases if Pemex either refuses or is unable to carry out hydrocarbon development under the aforementioned plans. These contracts may be service agreements, production- or profit-sharing agreements, or licensing agreements.
The Energy Reform also involved an administrative reorganization, under which the responsibilities of the CNH and the CRE were transferred to the SENER and the newly established National Energy Commission (“CNE”). The SENER will oversee the regulation of the upstream sector.
Market Regulations
In February 2025, the Executive signed a voluntary agreement with Mexican gas station owners to cap the price of regular gasoline at Mexican Peso (“MXN”) 24 per liter for an initial six-month
period. This measure aims to alleviate financial pressure on consumers.
The import and export of oil byproducts, petrochemicals and hydrocarbons, as well as their sale within Mexico are regulated activities subject to permits issued by the SENER. At present, in onshore projects, private operators sell their entire hydrocarbon production domestically to Pemex.
2.5.7 Royalties and others
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

F-3
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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

F-3
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
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
As detailed in Note 1.2.2 and 32, during the year ended December 31, 2025 the Company recognized the acquisition of Vista Lach as a business combination (“Business Combination”).
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
3.2.1 Impairment of goodwill
Goodwill is reviewed annually for impairment or more frequently if there are events or changes in circumstances showing that the recoverable amount of the CGU related to goodwill should be analyzed. Whether goodwill is impaired is assessed by considering the rec ov
erable amount of the CGUs to which it is allocated. Impairment is recognized when the recoverable amount of the CGU is lower than its carrying amount (including goodwill).
As of December 31, 2025, and 2024, the Company has goodwill for 22,576 (Note 13) related to the initial business combination.
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
No goodwill impairment losses were recognized as of December 31, 2025, 2024 and 2023.

F-3
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.2.2 Impairment of long-lived assets other than goodwill
Impairment of long-lived assets is assessed at the lowest level for which there are identifiable and largely independent cash flows of the cash flows of other CGUs.
As of December 31, 2025, 2024 and 2023, the oil and gas properties are grouped in CGUs defined in Argentina and Mexico.
To assess whether a CGU may be impaired, internal and external sources of information are analyzed, which could indicate thar that the book value of an asset or CGU may not be recovered. If any indication of impairment exists, the Company estimates the recoverable amount of the asset or CGU.
The recoverable amount of a CGU is the highest of (i) its fair value less costs of disposal, and (ii) its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is deemed impaired, and it is reduced to its recoverable amount. Due to the nature of the Company’s activities, the information on the fair value less costs of disposal of an asset or CGU is usually difficult to obtain unless negotiations are underway with potential buyers or similar transactions. Consequently, unless otherwise stated, the recoverable amount used in impairment testing is the value in use.
The value in use of CGUs is estimated using the present value of future net cash flows, based on business plans, approved annually by the Company.
As the initial step in drafting these plans, the Company establishes different assumptions which consider existing prices, the balance between global supply and demand of crude oil and natural gas. Upon assessing the value in use, estimated future cash flows are adjusted to consider the specific risks of the CGUs and are discounted at present value using a discount rate that reflects the current market assessments of the time value of money.
The Company assesses whether there is an indication that previously recognized impairment losses have reversed or decreased as of each reporting date. A previously recognized impairment loss is reversed only if here has been a change in the estimates used in determining the recoverable amount of the asset.
The assessment of whether an asset is impaired and to which extent involves Company estimates highly uncertain issues such discount rates, reserves and resources and commodity future prices. Actual cash flows and values may differ significantly from expected future cash flows and related amounts obtained using discount techniques, which could create major changes in the accounting values of the Group’s assets.
As of December 31, 2025, the Company did not identify trigger events related to goodwill and long-lived assets other than goodwill in Argentina.
However, as of December 31, 2025, the Company identified trigger events related to the CGU in Mexico, as a consequence of the event described in Note 1.1 regarding of irrevocable relinquishment of the entire
CS-01
Area. Therefore, the Company recorded an impairment for the total assets of 38,252, which includes 38,229 related to “Property, plant and equipment” and 23 related to “Other intangible assets” (Note 12 and 13).
As of December 31, 2024, the Company did not identify trigger events related to goodwill and long-lived assets other than goodwill in Argentina.
However, as of December 31, 2024, the Company identified reversal of trigger events related to the CGU in Mexico, mainly resulting from the recovery of the local price of natural gas. Therefore, the Company performed an impairment test and recorded a reversal of impairment of 4,207 (Note 12).
As of December 31, 2023, the Company identified trigger events related to the decline in the international price of crude oil in Mexico and local price of natural gas in Argentina. Therefore, the Company performed an impairment testing and recorded an impairment of 22,906 related to the CGU in Mexico and 1,679 related to the CGU in Argentina.

F-3
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Main assumptions used
Below are the key assumptions used in assessing the recoverable value of the aforementioned CGUs, if any, and the sensitivity analyses:

	As of December 31, 2025		As of December 31, 2024		As of December 31, 2023
	Argentina	Mexico (1)	Argentina	Mexico	Argentina	Mexico
Discount rates (after taxes)	9.3%	—	9.9%	7.4%	12.9%	6.0%
Discount rates (before taxes)	19.3%	—	18.2%	8.3%	21.9%	8.2%
Prices of crude oil, natural gas and LPG
Crude oil (USD/bbl) (2)
2024	—	—	—	—	82.4	73.4
2025	—	—	73.3	60.7	79.0	70.9
2026	61.5	—	70.7	61.6	72.6	64.5
2027	64.0	—	67.3	62.9	66.4	61.3
2028	65.3	—	67.4	61.4	66.4	61.3
As from 2029	63.4	—	67.4	61.4	66.4	61.3
Natural gas - local prices (USD/MMBTU)
As from	2.7	—	3.0	4.0	2.8	3.3
LPG - local prices (USD/tn)
As from	324.9	—	301.8	—	296.3	—

(1)	See Note 1.1.
(2)	The prices correspond to Brent and Maya, for Argentina and Mexico, respectively.
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
(iii)
Production and reserve volumes
: the production level and the reserves is based on the reports certificated by external consultants and different risk factors were also applied to determine the expected value of each type of reserve (Note 33).

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Sensitivity to changes in assumptions
Regarding the assessment of the value in use as of December 31, 2025, and 2024, the Company considers that there are no reasonably possible changes in any of the abovementioned main assumptions that may cause the carrying amount of any CGU to decrease its recoverable amount, except for the following:

	As of December 31, 2025		As of December 31, 2024		As of December 31, 2023
	Argentina	Mexico (1)	Argentina	Mexico	Argentina	Mexico
Discount rate (on the basis)	+ 10%		+ 10%		+ 10%
Carrying amount	—	—	—	(3,138)	(136)	(2,559)
Expected prices of crude oil, natural gas and LPG	- 10%		- 10%		- 10%
Carrying amount	—	—	—	(14,012)	(349)	(13,402)

(1)	See Note 1.1.
The aforementioned sensitivity analysis may not be representative of the actual change in the carrying amount because it is unlikely that the change in the assumptions would occur in isolation as some assumptions may be correlated.
For further information climate-related matters see Note 2.4.20.
As of December 31, 2025, and 2024, the net carrying amount of property, plant and equipment, other intangible assets and right-of-use
assets is disclosed in Notes 12, 13 and 14, respectively.
3.2.3 Current and deferred income tax
(i) Current income tax
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
(ii) Deferred income tax
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

F-
4
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
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
Well plugging and abandonment liabilities stand at 54,457 and 32,438, as of December 31, 2025, and 2024, respectively (Note 22.1).
3.2.5 Oil and gas reserves
Oil and gas items of property, plant and equipment are depreciated using the UDP method over total proved reserves (developed and not developed as applicable). Proved oil and gas reserves are those quantities which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.
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
Reserve estimates are adjusted by changes in the assessment criteria or at least annually. These reserves are based on internal estimates of reserves engineers, certified annually by independent reserve engineering consultant.
The Company uses the information obtained from the reserve calculation in determining the depreciation of assets used in oil and gas areas, and in assessing their recoverability (Note 3.2.1, 3.2.2, 12 and 33).
3.2.6 Business combination
The fair value measurement is complex due to the use of work performed by independent reserve engineers, the adoption of a discounted cash flow method, the assessment of the key assumptions applied, including discount rates, production profiles, reserves, and future commodity prices. These judgments are based on information available at the acquisition date and may involve a significant degree of estimation (see Note 1.2.2, 2.4.18 and 32).
3.2.7 Share-based payments
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
3.2.8 Agreement signed with Tango related to conventional assets (“transfer of conventional assets”)
On February 23, 2023, the Company through its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”), entered into an agreement with Tango for the following concessions of the Neuquina Basin, Argentina (the “Initial Transaction”): (i) the Entre Lomas upstream concession located in the Province of Neuquén; (ii) Entre Lomas, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito S.E upstream concessions located in the Province of Río Negro (jointly, the “Exploitation Concessions”); (iii) the Entre Lomas and Jarilla Quemada gas transportation concession located in the Province of Río Negro, and (iv) the 25 de Mayo-Medanito S.E. Crude oil transportation concession located in the Province of Río Negro (jointly with the Exploitation concessions the “Concessions”).

F-
4
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Initial Transaction consists of a
two-phase
operation as described below:

(i)
The First Phase
(or Operating Period), effective from March 1, 2023, (“Effective Date”) and until the “Closing Date”, which will when Vista Argentina has received 4 million barrels of crude oil and 300 million standard cubic meters (“m3”) of natural gas (9,300 kilocalories per m3), or February 28, 2027 (“Deadline”), whichever comes first. If Tango fails its commitment, must pay VISTA the undelivered production in cash, according to the average price of the Neuquén Basin for the last 12 months; and

(ii)
The Second Phase
initiated on Closing Date, in which Vista Argentina and Tango will request the Provinces of Río Negro and Neuquén to approve the assignment of the Concessions. Thus, the Second Phase will end when the Concessions are transferred to Tango through province approval and the Transaction will then be formalized.

Under the terms of the Initial transaction, during the Operating Period, Vista Argentina maintains the ownership of the Concessions, and Tango: (i) pays 26,468 in cash (10,000 on February 15, 2023, (“Signature Date”) and 10,734 and 5,734 in March 2024 and 2025, respectively); (ii) will operate the Concessions on an as is where is
basis, and (iii) pays 100% of Vista’s share capex and all operating cost, including royalties and taxes related.
Vista Argentina maintains the right to explore and develop the Vaca Muerta formation in the exploitation concessions, and that it may obtain one or more independent and separate unconventional concessions to develop such resources.
In addition, the Parties signed Natural gas processing and sales agreements whereby Tango undertakes to provide Vista Argentina with certain additional volumes of Natural gas, and to process and deliver the Natural gas applicable to Vista Argentina.
Finally, if Tango fails to comply with its obligations, which either in part or in full exceed 250, Vista Argentina may regain control of the Concessions.
This initial consideration is related to the committed funds and the initial credit recognized, which is equivalent to the discounted value of the agreed-upon volumes of crude oil, natural gas and LPG to be received during the Operating Period. For the valuation of receivables, the Company has estimated the terms and costs of supplying these volumes and the discount rate applicable.
On August 28, 2025, the Parties agreed to certain amendments to the Initial Transaction, including an adjustment to the crude oil production percentage retained by Vista, which was revised to 20%, and an extension to the schedule, with the Final Closing Date set for February 28, 2029, and the Long-Stop Date for March 31, 2029.
As of December 31, 2025, 2024 and 2023, the Company received 5,734, 10,734 and 10,000 in cash, respectively, as part of the Transaction.
For the years ended December 31, 2025, 2024 and 2023, the Company recognized 29,016, 33,570 and 27,539 in the consolidated statement of profit or loss under “Other non-cash
costs related to the transfer of conventional assets”, mainly related to the cost related for supplying the volumes of crude oil, natural gas and LPG by Tango under the agreement, which were discounted from the initial credit recognized for the transaction.
Likewise, for the year ended December 31, 2023, as a consequence of the Initial Transaction, the Company recognized a gain of 89,659 in “Other operating income” under “Gain related to transfer of conventional assets” (Note 9.1) resulting from the difference between the initial consideration and the residual value deletion of net assets included in the Transaction.
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

F-
4
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The CODM considers as a single segment the exploration and production of crude oil, natural gas and LPG (including E&P commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.
For the year ended December 31, 2025, the Company generated 99.71% and 0.29% of its revenues related to assets located in Argentina and Mexico, respectively. For the year ended December 31, 2024, the Company generated 99.23% and 0.77% of its revenues related to assets located in Argentina and Mexico, respectively. For the year ended December 31, 2023, the Company generated 98.91% and 1.09% of its revenues related to assets located in Argentina and Mexico, respectively.
The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these consolidated financial statements.
The following chart summarizes noncurrent assets per geographical area:

	As of December 31, 2025	As of December 31, 2024
Argentina	6,147,773	3,128,742
Mexico	69,540	51,359

Total noncurrent assets	6,217,313	3,180,101

Note 5. Revenue from contracts with customers

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Goods sold	2,474,197	1,647,768	1,168,774

Total revenue from contracts with customers	2,474,197	1,647,768	1,168,774

Recognized at a point in time	2,474,197	1,647,768	1,168,774

The Company’s transactions and main revenue are described in Note 2.4.7. Revenue is derived from contracts with customers.
5.1 Information broken down by revenue from contracts with customers

Type of products	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenues from crude oil sales	2,384,912	1,573,069	1,097,316
Revenues from natural gas sales	83,104	71,756	67,290
Revenues from LPG sales	6,181	2,943	4,168

Total revenue from contracts with customers	2,474,197	1,647,768	1,168,774

Distribution channels	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Exports of crude oil	1,494,529	807,526	642,155
Local crude oil	890,383	765,543	455,161
Local natural gas	71,228	51,898	46,931
Exports of natural gas	11,876	19,858	20,359
LPG sales	6,181	2,943	4,168

Total revenue from contracts with customers	2,474,197	1,647,768	1,168,774

5.2 Performance obligations
The Company’s performance obligations are related to the transfer of goods to customers. The E&P business involves all the activities related to crude oil and natural gas exploration, development and production. Revenue is mainly derived from the sale of produced crude oil, natural gas and LPG to third parties at a point in time.

F-4
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 6. Cost of sales
6.1 Operating costs

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Fees and compensation for services	115,185	62,006	48,729
Salaries and payroll taxes	34,108	27,310	21,072
Employee benefits	11,785	9,333	5,926
Consumption of materials and spare parts	6,422	4,377	4,933
Transport	4,454	4,221	5,214
Easements and fees	6,604	3,288	4,547
Other	8,387	5,991	4,264

Total operating costs	186,945	116,526	94,685

6.2 Crude oil stock fluctuation

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Crude oil stock at beginning of the year (Note 19)	4,384	2,664	4,722
Incorporation through Business Combination (Note 32)	1,451	—	—
Less: Crude oil stock at end of the year (Note 19)	(6,881)	(4,384)	(2,664)

Total crude oil stock fluctuation	(1,046)	(1,720)	2,058

6.3 Royalties and others

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Royalties	271,665	184,441	128,723
Export duties	73,684	59,509	48,090

Total royalties and others	345,349	243,950	176,813

Note 7. Selling expenses

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Transport	114,587	88,257	33,006
Sea freight	29,840	—	—
Taxes, rates and contributions	28,344	24,960	14,908
Fees and compensation for services	26,070	15,481	10,490
Tax on bank account transactions	19,187	11,636	10,388
Allowances for expected credit losses (Note 16)	44	—	—

Total selling expenses	218,072	140,334	68,792

Note 8. General and administrative expenses

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Share-based payments (Note 31)	55,989	34,923	23,133
Salaries and payroll taxes	42,570	37,587	23,300
Fees and compensation for services	21,440	13,377	11,764
Personal assets tax	10,018	8,016	1,072
Employee benefits	6,892	6,020	4,678
Taxes, rates and contributions	2,489	1,670	812
Institutional promotion and advertising	2,347	2,324	2,174
Other	5,964	5,037	3,550

Total general and administrative expenses	147,709	108,954	70,483

F-4
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 9. Other operating income and expenses
9.1 Other operating income

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Gain from Business Combination (1)	490,530	—	—
Gain from Exports Increase Program (2)	4,961	45,201	81,232
Other income	17,302	8,926	8,492
Gain related to the transfer of conventional assets (3)	—	—	89,659
Gain from farmout agreement (4)	—	—	24,429

Total other operating income	512,793	54,127	203,812

(1)	See Note 1.2.2 and 32.
(2)	For the years ended December 31, 2025, 2024, and 2023, including 5,378, 43,911 and 86,173 of gain, net of related costs, respectively (Note 2.5.2).
(3)	See Note 3.2.8.
(4)
The year ended December 31, 2023, including 26,650 receipts received by Trafigura, related to the farmout agreements I and II (Note 29.2.1), net of disposals of oil and gas properties and goodwill for 2,051 and 170.

9.2 Other operating expenses

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Restructuring expenses (1)	(29,875)	—	(276)
(Provision for) materials and spare parts obsolescence (2)	(1,571)	(214)	1,132
(Provision for) contingencies (2)	(735)	(688)	(69)
(Provision for) environmental remediation (2)	(201)	(359)	(485)

Total other operating expenses	(32,382)	(1,261)	302

(1)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.
(2)	These transactions did not generate cash flows.
Note 10. Financial income (expense), net
10.1 Interest income

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Financial interest	10,594	4,535	1,235

Total interest income	10,594	4,535	1,235

10.2 Interest expense

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Borrowings interest (Note 17.2)	(163,356)	(62,499)	(21,879)

Total interest expense	(163,356)	(62,499)	(21,879)

F-4
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

10.3 Other financial income (expense)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Amortized cost (Note 17.2)	(7,880)	(1,649)	(1,810)
Net changes in foreign exchange rate	(144)	(453)	18,458
Discount of assets and liabilities at present value	(23,652)	933	2,137
Changes in the fair value of financial assets	18,471	14,120	19,437
Interest expense on lease liabilities (Note 14)	(3,320)	(3,093)	(2,894)
Discount for well plugging and abandonment (Note 22.1)	(2,434)	(1,312)	(2,387)
Other taxes interest (1)	(55,101)	—	—
Remeasurement in borrowings (2)	—	—	(72,044)
Other (3)	(14,123)	14,855	(26,381)

Total other financial income (expense)	(88,183)	23,401	(65,484)

(1)	For the year ended December 31, 2025, including 22,045 of payments.
(2)	Related to borrowings in UVA adjusted by CER.
(3)
For the years ended December 31, 2025, and 2024, including (losses) and income for 6,175, respectively. Likewise, for the year ended December 31, 2023, including 819 from loss related to the ON swapping. These transactions did not generate cash flows.

Note 11. Earnings per share
11.1 Basic
Basic earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the year.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Profit for the year, net	719,063	477,521	396,955
Weighted average number of ordinary shares	102,499,637	95,906,449	93,679,904

Basic earnings per share	7.015	4.979	4.237

11.2 Diluted
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

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Profit for the year, net	719,063	477,521	396,955
Weighted average number of ordinary shares (1)	107,212,399	103,077,629	99,232,919

Diluted earnings per share	6.707	4.633	4.000

(1)
As of December 31, 2025, the Company has 104,299,705 outstanding shares that cannot exceed 106,078,535 shares. Likewise, in accordance with IFRS accounting standard the average number of ordinary shares with a potential dilutive effect amounts to 107,212,399.

F-4
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment
The changes in property, plant and equipment for the year ended December 31, 2025, are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2024	8,264	54,066	500,908	3,216,787	191,207	89,085	4,060,317
Additions	—	—	—	5,397 (1)	1,172,098	153,008	1,330,503
Additions of Farmout Agreement (2)	—	—	29,295	80,243	—	—	109,538
Incorporation through Business Combination (3)	—	867	570,092	1,043,763	385,249	55,546	2,055,517
Transfers	84	4,551	—	1,306,142	(1,149,562)	(161,215)	—
Disposals	—	(23)	—	(1,730)	—	—	(1,753)
Impairment of long-lived assets (4)	(6)	(549)	(20,295)	(21,997)	(2,182)	(226)	(45,255)

Amounts as of December 31, 2025	8,342	58,912	1,080,000	5,628,605	596,810	136,198	7,508,867

Accumulated depreciation
Amounts as of December 31, 2024	(232)	(21,463)	(101,791)	(1,130,848)	—	—	(1,254,334)
Depreciation	—	(7,179)	(70,769)	(640,709)	—	—	(718,657)
Disposals	—	23	—	107	—	—	130
Impairment of long-lived assets (4)	—	421	1,341	5,264	—	—	7,026

Amounts as of December 31, 2025	(232)	(28,198)	(171,219)	(1,766,186)	—	—	(1,965,835)

Net value

Amounts as of December 31, 2025	8,110	30,714	908,781	3,862,419	596,810	136,198	5,543,032

(1)	Related to the re-estimation of well plugging and abandonment (Note 22.1). This transaction did not generate cash flows.
(2)	See Note 1.2.1.
(3)	See Note 1.2.2 and 32.
(4)	See Note 3.2.2.

F-4
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
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

F-4
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets
Below are the changes in goodwill and other intangible assets for the year ended December 31, 2025:

	Goodwill	Other intangible assets
Cost
Amounts as of December 31, 2024	22,576	35,724
Additions	—	11,720
Impairment of long-lived assets (1)	—	(365)

Amounts as of December 31, 2025	22,576	47,079

Accumulated amortization
Amounts as of December 31, 2024	—	(20,281)
Amortization	—	(8,655)
Impairment of long-lived assets (1)	—	342

Amounts as of December 31, 2025	—	(28,594)

Net value

Amounts as of December 31, 2025	22,576	18,485

(1)	See Note 3.2.2.
Below are the changes in goodwill and other intangible assets for the year ended December 31, 2024:

	Goodwill	Other intangible assets
Cost
Amounts as of December 31, 2023	22,576	24,396
Additions	—	11,328

Amounts as of December 31, 2024	22,576	35,724

Accumulated amortization
Amounts as of December 31, 2023	—	(14,370)
Amortization	—	(5,911)

Amounts as of December 31, 2024	—	(20,281)

Net value

Amounts as of December 31, 2024	22,576	15,443

Goodwill arises from the initial business combination, mainly due to the Company’s capacity to tap into unique synergies from managing a portfolio of acquired oil and existing plots of land.
As of December 31, 2025 and 2024, it was allocated to Argentina CGUs.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 14.
Right-of-use
assets and lease liabilities
The carrying amount of the Company’s
right-of-use
assets and lease liabilities, as well as the changes for the years ended December 31, 2025, and 2024, are detailed below:

	Right-of-use assets			Total lease liabilities
	Land and Buildings	Facilities and machinery	Total
Amounts as of December 31, 2024	15,551	89,782	105,333	(95,660)
Incorporation through Business Combination (1)	499	—	499	(594)
Additions, net	836	124,395	125,231	(125,223)
Depreciation (2)	(844)	(76,936)	(77,780)	—
Payments	—	—	—	90,772
Interest expense (3)	—	—	—	(13,198)

Amounts as of December 31, 2025	16,042	137,241	153,283	(143,903)

(1)	See Note 1.2.2 and 32.
(2)	Including the depreciation of drilling services capitalized as “Works in progress” for 66,189.
(3)	Including drilling agreements capitalized as “Works in progress” for 9,878.

	Right-of-use assets			Total lease liabilities
	Land and Buildings	Facilities and machinery	Total
Amounts as of December 31, 2023	388	60,637	61,025	(70,468)
Additions, net	15,851	73,257	89,108	(74,759)
Depreciation (1)	(688)	(44,112)	(44,800)	—
Payments	—	—	—	56,641
Interest expense (2)	—	—	—	(7,074)

Amounts as of December 31, 2024	15,551	89,782	105,333	(95,660)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 35,538.
(2)	Including drilling agreements capitalized as “Works in progress” for 3,981.
For the years ended December 31, 2025 and 2024, short-term and low-value
lease contracts were recognized in the statement of profit or loss and other comprehensive income within “General and administrative expenses” for 194 and 121, respectively

F-
50

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 15. Deferred income tax assets and liabilities, and income tax expense
Deferred income tax liabilities, net break down as follows:

	As of January 1, 2025	Profit (loss)	Incorporation through Business Combination (1)	Other comprehensive income (loss)	As of December 31, 2025
Tax losses and other unused tax credits (2)	222	(222)	—	—	—
Employee benefit	37,525	(23,444)	—	(13)	14,068
Trade and other payables	—	40,927	(32,527)	—	8,400

Items generating deferred income tax assets	37,747	17,261	(32,527)	(13)	22,468

Property, plant and equipment	(46,549)	(103,902)	(119,193)	—	(269,644)
Tax inflation adjustment	(35,664)	44,164	(8,500)	—	—
Trade and other receivables	(10,782)	7,542	—	—	(3,240)
Right-of-use assets, net	(4,979)	1,696	—	—	(3,283)
Borrowings	(3,050)	(3,592)	—	—	(6,642)
Provisions	2,662	(4,042)	1,183	—	(197)
Other	(218)	(3,078)	1,684	—	(1,612)

Items generating deferred income tax liabilities	(98,580)	(61,212)	(124,826)	—	(284,618)

Deferred income tax, net	(60,833)	(43,951)	(157,353)	(13)	(262,150)

	As of January 1, 2024	Profit (loss)	Incorporation through Business Combination (1)	Other comprehensive income (loss)	As of December 31, 2024
Tax losses and other unused tax credits (2)	7,932	(7,710)	—	—	222
Provisions	4,270	(1,608)	—	—	2,662
Employee benefit	1,255	32,700	—	3,570	37,525

Items generating deferred income tax assets	13,457	23,382	—	3,570	40,409

Property, plant and equipment	(278,724)	232,175	—	—	(46,549)
Tax inflation adjustment	(102,239)	66,575	—	—	(35,664)
Trade and other receivables	(11,700)	918	—	—	(10,782)
Right-of-use assets, net	3,305	(8,284)	—	—	(4,979)
Borrowings	(968)	(2,082)	—	—	(3,050)
Other	(516)	298	—	—	(218)

Items generating deferred income tax liabilities	(390,842)	289,600	—	—	(101,242)

Deferred income tax, net	(377,385)	312,982	—	3,570	(60,833)

(1)	See Notes 1.2.2 and 32.
(2)	As of December 31, 2024, the Company has recognized Net Operating Loss (“NOL”) based on the analysis of expected future taxable income in the following years, generated in Argentina.

F-
5
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Deferred income tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are related to the same tax authority. The following amounts, are disclosed in the consolidated statement of financial position:

	As of December 31, 2025	As of December 31, 2024
Deferred income tax assets	36,514	3,565
Deferred income tax liabilities	(298,664)	(64,398)

Deferred income tax liabilities, net	(262,150)	(60,833)

Income tax breaks down as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Income tax
Current income tax	(241,657)	(426,288)	(16,393)
Deferred income tax	(43,951)	312,982	(132,011)

Income tax (expense) charged in the statement of profit or loss	(285,608)	(113,306)	(148,404)

Deferred income tax charged to other comprehensive income	(13)	3,570	(2,298)

Total income tax (expense)	(285,621)	(109,736)	(150,702)

For the years ended December 31, 2025, 2024 and 2023, the Company’s effective rate was 28%, 19% and 27%, respectively. The differences between the effective and statutory rate mainly include: (i) the application of the tax adjustment for inflation in Argentina; (ii) the depreciation of the ARS with respect to the USD affecting the Company’s tax deductions of nonmonetary assets; (iii) the accumulative tax losses not recognized in the period; and (iv) the Gain from Business Combination (Note 9.1).
Below is the reconciliation between income tax expense and the amount resulting from the application of the tax rate to profit income tax:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Profit before income tax	1,004,671	590,827	545,359
Mexican statutory income tax rate	30%	30%	30%

Income tax at the Mexican statutory tax rate pursuant to effective tax regulations	(301,401)	(177,248)	(163,608)

Items that adjust income tax (expense) / benefit:
Nondeductible expenses	(13,749)	(12,797)	(13,328)
Inflation adjustment (1)	(206,404)	(236,920)	(146,077)
Effect on the measurement of monetary and nonmonetary items at functional currency	196,301	372,379	196,841
Unrecognized tax losses and other assets	(39,432)	(20,047)	(7,156)
Effect related to tax losses	—	12,197	—
Application of tax credits	(15,736)	(14,818)	16,077
Effect on the gain from Business Combination (2)	171,686	—	—
Effect related to the difference in tax rate other than Mexican statutory rate	(58,133)	(32,902)	(34,317)
Income (loss) from investments in associates	(1,893)	—	—
Other	(16,847)	(3,150)	3,164

Total income tax (expense)	(285,608)	(113,306)	(148,404)

(1)	See Note 30.2.
(2)	See Note 1.2.2 and 32.

F-
5
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2025, 2024 and 2023, VISTA and some subsidiaries in Mexico carry accumulated tax losses not recognized for which no deferred tax asset has been recognized. According to Mexican legislation, these accumulated tax losses not recognized shall be adjusted annually by the applicable index. Below are the updated accumulated tax losses not recognized and their due dates:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
2027	6,284	5,372	6,185
2028	73,806	63,097	72,643
2029	21,678	18,533	32,126
As from 2030	213,995	116,421	83,735

Total accumulated tax losses not recognized	315,763	203,423	194,689

Income tax liabilities break down as follows:

	As of December 31, 2025	As of December 31, 2024
Noncurrent
Income tax	13,964	—

Total noncurrent	13,964	—

Current
Income tax, net of withholdings and prepayments	120,910	382,041

Total current	120,910	382,041

Note 16. Trade and other receivables

	As of December 31, 2025	As of December 31, 2024
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Advance payments for transportation services (Note 28.1.1)	311,087	134,436
Receivables related to the transfer of conventional assets (1)	40,945	57,194
Prepaid expenses and other receivables	19,409	11,820
Income tax	785	—
Turnover tax	670	164

	372,896	203,614

Financial assets:
Loans to employees	130	411
Receivables from joint operations	—	1,243

	130	1,654

Total noncurrent trade and other receivables	373,026	205,268

	As of December 31, 2025	As of December 31, 2024
Current
Trade:
Oil, gas and GLP accounts receivable (net of allowance for expected credit losses)	186,403	77,351

	186,403	77,351

Other receivables :
Prepayments, tax credits and other:
Value added tax	77,160	90,704
Advance payments for transportation services (Note 28.1.1)	26,098	7,054
Receivables related to the transfer of conventional assets (1)	23,984	46,018
Income tax	9,283	4,431
Prepaid expenses and other receivables	7,253	9,322

F-5
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2025	As of December 31, 2024
Turnover tax	3,047	2,867

	146,825	160,396

Financial assets:
Accounts receivable from third parties (2)	9,404	29,040
Gas IV Plan (Note 2.5.3)	2,316	3,007
Receivables from joint operations	1,368	5,586
Advances to directors and loans to employees	1,033	742
Balances with related parties (Note 27)	—	4,741
Other	332	632

	14,453	43,748

Other receivables	161,278	204,144

Total current trade and other receivables	347,681	281,495

(1)	See Note 3.2.8.
(2)	As of December 31, 2024 includes 13,200 with Tango, related to the extension of the concessions (Note 28.1.2).
Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of noncurrent trade and other receivables do not differ significantly from it carrying amounts either.
As of December 31, 2025, in general accounts receivable has a
20-day
term for sales of crude oil and a
51-day
term for sales of natural gas and LPG.
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
As of December 31, 2025 and 2024, the provision for expected credit losses was recorded for 70 and 41 respectively.
The changes in the provision for expected credit losses of trade and other receivables are as follows:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Amounts at beginning of year	(41)	(52)	(231)
Allowances for expected credit losses (Note 7)	(44)	—	—
Foreign exchange differences	15	11	179

Amounts at end of year	(70)	(41)	(52)

As of the date of these consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

F-5
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 17. Financial assets and liabilities
17.1 Borrowings

	As of December 31, 2025	As of December 31, 2024
Noncurrent
Borrowings	2,803,982	1,402,343

Total noncurrent	2,803,982	1,402,343

Current
Borrowings	350,095	46,224

Total current	350,095	46,224

Total Borrowings	3,154,077	1,448,567

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of December 31, 2025	As of December 31, 2024
Fixed interest
Less than 1 year	322,766	45,381
From 1 to 2 years	348,369	185,356
From 2 to 5 years	392,044	404,395
Over 5 years	1,666,879	787,592

Total	2,730,058	1,422,724
Variable interest
Less than 1 year	27,329	843
From 1 to 2 years	105,677	25,000
From 2 to 5 years	291,013	—
Over 5 years	—	—

Total	424,019	25,843

Total Borrowings	3,154,077	1,448,567

See Note 17.5.2 for information on the fair value of the borrowings.

F-5
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The carrying amounts of Vista Argentina’s and Vista Lach’s borrowings as of December 31, 2025 and 2024 are as follows:
i)
Loans:

Company	Execution date	Currency		Principal	Interest	Annual rate		Maturity date	As of December 31, 2025		As of December 31, 2024
Santander International	January, 2021	USD		11,700	Fixed	1.80%		January, 2026	68	(1)	68	(1)
Santander International	July, 2021	USD		43,500	Fixed	2.05%		July, 2026	77	(1)	79	(1)
Santander International	January, 2022	USD		13,500	Fixed	2.45%		January, 2027	28	(1)	28	(1)
ConocoPhillips Company	January, 2022	USD		25,000	Variable	SOFR + 2.01	(2) %	September, 2026	25,734		25,843
Citibank N.A.	April, 2024	USD-linked	(3)	20,000	Fixed	5.00%		April, 2026	20,108	(4)	20,009
Banco Patagonia S.A.	July, 2024	USD		548	Fixed	11.00%		January, 2025	—		144
Citibank N.A.	January, 2025	USD-linked	(3)	25,000	Fixed	5.00%		April, 2026	25,160	(4)	—
Citibank N.A.	May, 2025	USD-linked	(3)	40,000	Fixed	5.00%		May, 2027	40,143	(4)	—
Citibank N.A.	June, 2025	USD-linked	(3)	10,000	Fixed	5.00%		May, 2027	10,037	(4)	—
Banco de Galicia y Buenos Aires S.A.U.	July, 2025	USD		100,000	Fixed	8.80%		July, 2030	100,927	(4)	—
Industrial and Commercial Bank of China S.A.U.	July, 2025	USD		50,000	Variable	SOFR + 4.00	(2) %	July, 2030	50,255	(4)	—
Itaú Unibanco S.A., Nassau Branch	July, 2025	USD		250,000	Variable	SOFR + 4.50	(2) %	July, 2030	246,931	(4)	—
Industrial and Commercial Bank of China S.A.U.	July, 2025	USD		100,000	Variable	SOFR + 4.00	(2) %	July, 2030	101,099	(4)	—
BBVA Argentina S.A.	December, 2025	USD		40,000	Fixed	3.50%		April, 2026	40,008		—

						Vista Argentina’s loans			660,575		46,171

Banco de Galicia y Buenos Aires S.A.U.	March, 2025	USD		30,000	Fixed	7.60%		March, 2026	31,836		—
Banco de Galicia y Buenos Aires S.A.U.	May, 2025	USD		30,000	Fixed	6.25%		January, 2026	410		—
Banco de Galicia y Buenos Aires S.A.U.	June, 2025	USD		20,000	Fixed	8.00%		January, 2026	20,912		—

						Vista Lach’s loans			53,158		—

						Total loans			713,733		46,171

F-5
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

ii)	Corporate bond (“ON” by Spanish acronym) issued by Vista Argentina, under the name “ Programa de Notas ” approved by National Securities Commission in Argentina (“CNV” by its Spanish acronym).:

Instrument	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	As of December 31, 2025		As of December 31, 2024
ON XII	August, 2021	USD-linked (3)	100,769	Fixed	5.85%	August, 2031	87,233		97,467
ON XV	December, 2022	USD	13,500	Fixed	4.00%	January, 2025	—		13,539
ON XVI	December, 2022	USD-linked (3)	104,236	Fixed	0.00%	June, 2026	104,151		103,954
ON XVII	December, 2022	USD-linked (3)	39,118	Fixed	0.00%	December, 2026	39,064		37,805	(5)
ON XVIII	March, 2023	USD-linked (3)	118,542	Fixed	0.00%	March, 2027	118,319		115,657	(5)
ON XIX	March, 2023	USD-linked (3)	16,458	Fixed	1.00%	March, 2028	16,432		16,414
ON XX	June, 2023	USD	13,500	Fixed	4.50%	July, 2025	—		13,477
ON XXI	August, 2023	USD-linked (3)	70,000	Fixed	0.99%	August, 2028	69,899		67,170	(5)
ON XXII	December, 2023	USD	14,669	Fixed	5.00%	June, 2026	14,726		14,657
ON XXIII	March, 2024	USD	92,203	Fixed	6.50%	March, 2027	73,463	(5)	73,291	(5)
ON XXIV	May, 2024	USD	46,562	Fixed	8.00%	May, 2029	46,942		46,860
ON XXV	July, 2024	USD-linked (3)	53,195	Fixed	3.00%	July, 2028	53,239		53,111
ON XXVI	October, 2024	USD	150,000	Fixed	7.65%	October, 2031	151,747		151,573
ON XXVII	December, 2024	USD	600,000	Fixed	7.63%	December, 2035	597,954	(4)	597,421	(4)
ON XXVIII	March, 2025	USD	92,414	Fixed	7.50%	March, 2030	94,038		—
ON XXIX	June, 2025	USD	900,000	Fixed	8.50%	June, 2033	899,341	(4)	—
ON XXX	October, 2025	USD	73,256	Fixed	6.00%	April, 2027	73,796		—

						Total ONs	2,440,344		1,402,396

					Total Borrowings		3,154,077		1,448,567

(1)	As of December 31, 2025 and 2024, it includes 24,350 of collateralized capital.
(2)	Secured Overnight Financing Rate (“SOFR”).
(3)	Subscribed in USD, payable in ARS at the exchange rate applicable on maturity date.
(4)
Includes the Company’s obligation to comply with certain financial ratios and debt service coverage requirements (the “covenants”).
Non-compliance
with these covenants could restrict the ability of the Company and its subsidiaries to, among other things, pay dividends, provide guarantees, incur additional indebtedness, or dispose of material assets.

As of December 31, 2025, the Company was in compliance with all financial covenants and other commitments associated with such borrowings and ON.
(5)
As of December 31, 2025, the carrying amount of ON XXIII include 20,000 ONs repurchased by the Company, and as of December 31, 2024, the carrying amounts of ONs XVII; XVIII; XXI and XXIII include 1,200; 2,500; 2,650 and 20,000, respectively, of ONs repurchased by the Company.

See Note 34 for information on subsequent borrowings events.
Under the aforementioned program, Vista Argentina may list ON in Argentina for a total principal up to 3,000,000 or its equivalent in other currencies at any time.

F-5
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.2 Changes in liabilities from financing activities
Changes in the borrowings were as follows:

	As of December 31, 2025	As of December 31, 2024
Amounts at beginning of year	1,448,567	616,055
Proceeds from borrowings	2,838,173	1,320,897
Incorporation through Business Combination (Note 32)	50,505	—
Payment of borrowings principal	(1,173,623)	(470,351)
Payment of borrowings interest	(148,310)	(53,897)
Payment of borrowings cost	(17,935)	(7,631)
Borrowings interest (1) (Note 10.2)	163,356	62,499
Amortized cost (1) (Note 10.3)	7,880	1,649
Changes in foreign exchange rate (1)	(14,536)	(20,654)

Amounts at end of year	3,154,077	1,448,567

(1)	These transactions did not generate cash flows.
17.3 Warrants
In the Initial Public Offering (“IPO”), the Company placed 65,000,000 warrants to purchase a third of Series A ordinary shares at an exercise price of 11.50 USD/share, which they expired on April 4, 2023, or earlier if the closing price of a Series A share is equal to or higher than the price equal to USD 18.00, and the Company opts for the early termination of the exercise term.
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
On October 4, 2022, through the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” - the “Warrants”), approved a cashless exercise mechanism that entitles the holders to obtain 1 Series A share representative of the capital stock of the Company for each 31 Warrants owned.
In this way, for the year ended December 31, 2023, all of the Warrants were exercised, resulting in the issuance of 1,176,811 Series A shares with no nominal value, for a total amount of 32,144. As of December 31, 2025, and 2024, the amount resulting from the aforementioned exchange is presented in the consolidated statement of financial position under the heading “Other equity instruments”.
As of the date of these consolidated financial statements, there are no optional stocks pending to be exercised or outstanding.

F-5
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.4 Financial instruments by category
The following chart includes the financial instruments broken down by category:

As of December 31, 2025	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Plan assets (Note 23)	—	1,865	1,865
Trade and other receivables (Note 16)	130	—	130

Total noncurrent financial assets	130	1,865	1,995

Cash, bank balances and other short-term investments (Note 20)	90,414	109,433	199,847
Trade and other receivables (Note 16)	200,856	—	200,856

Total current financial assets	291,270	109,433	400,703

Liabilities
Borrowings (Note 17.1)	2,803,982	—	2,803,982
Trade and other payables (Note 26)	292,236	—	292,236
Lease liabilities (Note 14)	88,451	—	88,451

Total noncurrent financial liabilities	3,184,669	—	3,184,669

Borrowings (Note 17.1)	350,095	—	350,095
Trade and other payables (Note 26)	419,130	—	419,130
Lease liabilities (Note 14)	55,452	—	55,452

Total current financial liabilities	824,677	—	824,677

As of December 31, 2024	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Trade and other receivables (Note 16)	1,654	—	1,654

Total noncurrent financial assets	1,654	—	1,654

Cash, bank balances and other short-term investments (Note 20)	119,841	124,065	243,906
Trade and other receivables (Note 16)	121,099	—	121,099

Total current financial assets	240,940	124,065	365,005

Liabilities
Borrowings (Note 17.1)	1,402,343	—	1,402,343
Lease liabilities (Note 14)	37,638	—	37,638

Total noncurrent financial liabilities	1,439,981	—	1,439,981

Borrowings (Note 17.1)	46,224	—	46,224
Trade and other payables (Note 26)	487,186	—	487,186
Lease liabilities (Note 14)	58,022	—	58,022

Total current financial liabilities	591,432	—	591,432

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are income, expenses, profit, or loss from each financial instrument broken down by category:

For the year ended December 31, 2025	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Interest income (Note 10.1)	10,594	—	10,594
Interest expense (Note 10.2)	(163,356)	—	(163,356)
Amortized cost (Note 10.3)	(7,880)	—	(7,880)
Net changes in foreign exchange rate (Note 10.3)	(144)	—	(144)
Discount of assets and liabilities at present value (Note 10.3)	(23,652)	—	(23,652)
Changes in the fair value of financial assets (Note 10.3)	—	18,471	18,471
Interest expense on lease liabilities (Note 10.3)	(3,320)	—	(3,320)
Discount for well plugging and abandonment (Note 10.3)	(2,434)	—	(2,434)
Other taxes interests (Note 10.3)	(55,101)	—	(55,101)
Other (Note 10.3)	(14,123)	—	(14,123)

Total	(259,416)	18,471	(240,945)

For the year ended December 31, 2024	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Interest income (Note 10.1)	4,535	—	4,535
Interest expense (Note 10.2)	(62,499)	—	(62,499)
Amortized cost (Note 10.3)	(1,649)	—	(1,649)
Net changes in foreign exchange rate (Note 10.3)	(453)	—	(453)
Discount of assets and liabilities at present value (Note 10.3)	933	—	933
Changes in the fair value of financial assets (Note 10.3)	—	14,120	14,120
Interest expense on lease liabilities (Note 10.3)	(3,093)	—	(3,093)
Discount for well plugging and abandonment (Note 10.3)	(1,312)	—	(1,312)
Other (Note 10.3)	14,855	—	14,855

Total	(48,683)	14,120	(34,563)

For the year ended December 31, 2023	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Interest income (Note 10.1)	1,235	—	1,235
Interest expense (Note 10.2)	(21,879)	—	(21,879)
Amortized cost (Note 10.3)	(1,810)	—	(1,810)
Net changes in foreign exchange rate (Note 10.3)	18,458	—	18,458
Discount of assets and liabilities at present value (Note 10.3)	2,137	—	2,137
Changes in the fair value of financial assets (Note 10.3)	—	19,437	19,437
Interest expense on lease liabilities (Note 10.3)	(2,894)	—	(2,894)
Discount for well plugging and abandonment (Note 10.3)	(2,387)	—	(2,387)
Remeasurement in borrowings (Note 10.3)	(72,044)	—	(72,044)
Other (Note 10.3)	(26,381)	—	(26,381)

Total	(105,565)	19,437	(86,128)

F-
6
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.5 Fair value
This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.
17.5.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis
The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices);

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).
The following chart shows the Company’s financial assets measured at fair value as of December 31, 2025 and 2024:

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	1,865	—	—	1,865

Short-term investments	109,433	—	—	109,433

Total assets	111,298	—	—	111,298

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short-term investments	124,065	—	—	124,065

Total assets	124,065	—	—	124,065

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
There were no transfers between Level 1, Level 2 and Level 3 from December 31, 2024, through December 31, 2025.

F-
6
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.5.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)
Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the consolidated financial statements approximate to its fair values, as explained in the related notes.

As of December 31, 2025	Carrying amount	Fair value	Level
Liabilities
Borrowings	3,154,077	3,181,115	2

Total liabilities	3,154,077	3,181,115

As of December 31, 2024	Carrying amount	Fair value	Level
Liabilities
Borrowings	1,448,567	1,391,352	2

Total liabilities	1,448,567	1,391,352

17.6 Risk management objectives and policies concerning financial instruments
17.6.1 Financial risk factors
The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, price risk and interest rate risk), credit risk and liquidity risk.
Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period or as of every year.
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
17.6.1.1 Market risk
(i)
Exchange rate risk
The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of December 31, 2025 and 2024, the Company performed foreign exchange currency transactions and the impact in the results of the year is recognized in the consolidated statement of profit or loss “Other financial income (expense)”.
Most Company revenues are denominated in USD, or the changes in sales follow the changes in USD listed price.
During the years ended December 31, 2025 and 2024, ARS depreciated by about 41% and 28%, respectively.
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

	As of December 31, 2025	As of December 31, 2024
Changes in exchange rate	+/- 10%	+/- 10%
Effect on profit or loss before income taxes	8,169 / (8,169)	38,108 / (38,108)
Effect on equity before income taxes	8,169 / (8,169)	38,108 / (38,108)

F-
6
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Inflation in Argentina
As of December 31, 2025, and 2024, the
3-year
cumulative inflation rate stood at about 792% and 1,219%, respectively.
For the years ended December 31, 2025 and 2024, the inflation rate was 31.5% and 117.8%, respectively.
(i)
Price risk
The Company’s investments in financial assets classified “at fair value through profit or loss” are sensitive to the risk of changes in market prices derived from uncertainties on the future value of these financial assets.
The Company estimates that provided that the remainder variables remain constant, a revaluation (devaluation) of market price will give rise to the following increase (decrease) in profit (loss) for the year before taxes:

	As of December 31, 2025	As of December 31, 2024
Changes in Argentine government bonds	+/- 10%	+/- 10%
Effect on profit before income tax	666 / (666)	869 / (869)
Changes in mutual funds	+/- 10%	+/- 10%
Effect on profit before income tax	10,277/ (10,277)	11,537/ (11,537)
(iii)
Interest rate risk
The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.
Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of December 31, 2025 and 2024, about 13% and 2% of indebtedness was subject to variable interest rates, respectively.
For the years ended December 31, 2025 and 2024 the average interest rate for borrowings in ARS was 38.08% and 41.98%, respectively.
For the years ended December 31, 2025 and 2024 the variable interest rate of borrowings denominated in USD stood at 7.97% and 7.42%, respectively.
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
For the years ended December 31, 2025 and 2024, the Company did not use derivative financial instruments to mitigate interest rate risks.
17.6.1.2 Credit risk
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

F-6
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Credit risk represents the exposure to potential losses from customer noncompliance with the obligations assumed. This risk is mainly derived from economic and financial factors.
The Company established a reserve for expected credit losses that represents the best estimate of potential losses related to trade and other receivables.
The Company has the following credit risk concentration with respect to its interest in all receivables as of December 31, 2025, and 2024, and revenue per year.

	As of December 31, 2025	As of December 31, 2024
Percentages to total trade receivables:
Customers
Chevron Products Company	29%	-%
ENAP Refinerías S.A.	22%	28%
Trafigura	16%	-%
Raizen Argentina S.A.U.	12%	28%
Pemex	-%	15%

	For the year ended December 31, 2025	For the year ended December 31, 2024
Percentages to revenue from contracts with customers per product:
Crude oil
ENAP Refinerías S.A.	21%	15%
Raizen Argentina S.A.U.	15%	25%
Trafigura	15%	20%
Trafigura Pte LTD	15%	19%
Natural gas
Compañía Administradora del Mercado Mayorista Eléctrico S.A	25%	13%
Cinergia Chile S.p.a	14%	28%
No other individual customer has an interest in total trade receivables or revenue exceeding 10% for the years reported.
The Company keeps no securities as insurance. It assesses risk concentration with respect to trade and other receivables as high because its customers are concentrated as detailed below.
Below is the information on the credit risk exposure of the Company’s trade receivables (Note 16):

As of December 31, 2025	To fall due	Less than 90 days	More than 90 days	Total
Gross amount at default of oil, gas and GLP accounts receivable	183,186	3,217	70	186,473
Expected credit losses	—	—	(70)	(70)

Net amount at default of oil, gas and GLP accounts receivable				186,403

F-6
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2024	To fall due	Less than 90 days	More than 90 days	Total
Gross amount at default of oil, gas and GLP accounts receivable	74,391	2,960	41	77,392
Expected credit losses	—	—	(41)	(41)

Net amount at default of oil, gas and GLP accounts receivable				77,351

The credit risk of mutual funds and other financial investments is limited since the counterparties are banks with high credit ratings. If there are no independent risk ratings, the risk control area assesses the customer’s solvency based on prior experiences and other factors.
17.6.1.3 Liquidity risk
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
The Company diversifies its sources of funding between banks and capital markets and is exposed to refinancing risk upon expiry.
Below is the assessment of the Company’s liquidity risk as of December 31, 2025, and 2024:

	As of December 31, 2025	As of December 31, 2024
Current assets	895,540	1,052,271
Current liabilities	1,036,223	1,057,754

Liquidity index	0.864	0.994

The following table includes an analysis of the Company’s financial liabilities grouped according to their maturity dates and considering the remainder period until contractual expiry date as from the date of the financial statements.
The amounts included in the table are no discounted contractual cash flows.

F-6
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2025	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	474,582	350,095	824,677
From 1 to 2 years	117,025	454,046	571,071
From 2 to 5 years	30,740	683,057	713,797
Over 5 years	232,922	1,666,879	1,899,801

Total	855,269	3,154,077	4,009,346

As of December 31, 2024	Financial liabilities except borrowings	Borrowings	Total
To fall due:
Less than 1 year	545,208	46,224	591,432
From 1 to 2 years	14,453	210,356	224,809
From 2 to 5 years	17,310	404,395	421,705
Over 5 years	5,875	787,592	793,467

Total	582,846	1,448,567	2,031,413

Note 18. Investments in associates
As of December 31, 2025, and 2024, the Company holds the following interests in associates:

Company	Equity interest			Income (loss) from investments in associates		Investments in associates
	As of December 31, 2025	As of December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023	As of December 31, 2025	As of December 31, 2024	Main activity
VMOS S.A.	10.2%	14.1%	(5,214)	—	—	30,702	12	Midstream
Other	—	—	—	—	—	23,840	11,894	—

Total investments in associates			(5,214)	—	—	54,542	11,906

For the years ended December 31, 2025, 2024 and 2023, the Company made payments r el
ated to investment in associates for 56,706, 3,287 and 2,176, respectively.
VMOS S.A.
On December 13, 2024, the Company, through its subsidiary Vista Argentina, signed an agreement with YPF, Pampa Energía S.A. and Pan American Sur S.A. (hereinafter, the “initial shareholders”) to acquire a minority interest in VMOS S.A. was created to develop the Vaca Muerta Sur project, the purpose of which is to build a crude oil export pipeline, a loading and unloading port terminal with interconnected single buoy moorings, a tank yard and the ancillary facilities related to such assets (the “Project”).
The main pipeline will have a total length of 437 kilometers, connecting the Allen pumping station to Punta Colorada, with a transport capacity of 550,000 barrels of crude oil per day (“bbl/d”), expandable up to 700,000 bbl/d. The project is currently under construction, with activity advancing across different work fronts, and commercial operations are expected to begin in the first quarter of 2027.
This Project will require an estimated investment of 3 billion, to be funded through shareholder contributions and third-party financing.

F-6
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2025, the Company has been awarded a transportation, storage and dispatch capacity of 50,000 bbl/d in the Project, and holds a 10.20% interest, which it recognizes under the equity method
As of December 31, 2025, and 2024, VMOS S.A. reported total equity of 301,010 and 85, respectively, and for the year ended December 31, 2025, it recorded a net loss of 51,366.
See Note 34 for more information.
Note 19. Inventories

	As of December 31, 2025	As of December 31, 2024
Crude oil stock (Note 6.2)	6,881	4,384
Materials and spare parts	2,575	2,082
Assigned crude oil stock	1	3

Total inventories	9,457	6,469

Note 20. Cash, bank balances and other short-term investments

	As of December 31, 2025	As of December 31, 2024
Cash in banks	333,002	520,401
Mutual funds	102,768	115,368
Money market funds	90,414	119,841
Argentine government bonds	6,665	8,697
Other investments	5,553	—

Total cash, bank balances and other short-term investments	538,402	764,307

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of December 31, 2025	As of December 31, 2024
Cash, bank balances and other short-term investments	538,402	764,307
Less
Argentine government bonds	(6,665)	(8,697)
Other investments	(5,553)	—

Cash and cash equivalents	526,184	755,610

F-6
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 21. Capital stock and capital risk management
21.1 Capital stock
The following chart shows a reconciliation of the movements in the Company’s capital stock for the years ended December 31, 2025, 2024 and 2023:

	Series A	Series C	Total
Amounts as of December 31, 2022	517,873	—	517,873
Number of shares	88,406,478	2	88,406,480

Cashless exercises of warrants	—	—	—
Number of shares	1,176,811	—	1,176,811
Shares to be granted in LTIP	1	—	1
Number of shares	5,772,141	—	5,772,141

Amounts as of December 31, 2023	517,874	—	517,874
Number of shares	95,355,430	2	95,355,432

Reduction of capital stock	(19,965)	—	(19,965)
Number of shares	—	—	—
Share repurchase	(99,846)	—	(99,846)
Number of shares repurchased	(2,081,198)	—	(2,081,198)
Shares to be granted in LTIP	1	—	1
Number of shares	2,011,219	—	2,011,219

Amounts as of December 31, 2024	398,064	—	398,064
Number of shares	95,285,451	2	95,285,453

Issuance of shares	299,687	—	299,687
Number of shares	7,297,507	—	7,297,507
Reduction of capital stock	(156,587)	—	(156,587)
Number of shares	—	—	—
Share repurchase	(50,000)	—	(50,000)
Number of shares repurchased	(1,213,371)	—	(1,213,371)
Shares to be granted in LTIP	1	—	1
Number of shares	2,930,116	—	2,930,116

Amounts as of December 31, 2025	491,165	—	491,165
Number of shares	104,299,703	2	104,299,705

1)	Series A Shares
i) Warrants
On October 4, 2022, through the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” – the “Warrants”), a cashless exercise mechanism was implemented that entitles the holders, to obtain 1 Series A share representative of the capital stock of the Company for each 31 Warrants owned (Note 18.3).
On March 15, 2023, by virtue of an automatic exercise enabled by the CNBV, all outstanding warrants were exercised and consequently 1,176,811 Series A shares were issued for a total amount of 32,144. As of December 31, 2025 and 2024, the amount resulting from the exchange is shown in the consolidated statement of financial position under the heading “Other equity instruments”.

F-6
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

ii) Other Series A shares movements
On April 11, 2025, by virtue of the Transaction mentioned in Notes 1.2.2 and 32, the Board of Directors approved an increase in the variable portion of the capital stock by 299,687 and the issuance of 7,297,507 Series A shares.
On December 3, 2025 and December 5, 2024, the Board of Directors Meeting approved the reduction of the variable portion of the Company’s capital stock of 156,587 and 19,965, respectively, for the absorption of accumulated losses as of October 31, 2025, and 2024, shown on the Company’s nonconsolidated financial statements. This transaction did not require the cancellation of Series A shares as they have no nominal value. Likewise, this operation did not generate any tax effect in Mexico.
For the years ended December 31, 2025 and 2024 the Company repurchased 1,213,371 and 2,081,198 Series A shares for a total amount of 50,000 and 99,846, respectively. This operation did not generate any tax effect in Mexico.
For the years ended December 31, 2025 and 2024, the Company issued 2,930,116 and 2,011,219 Series A shares related to the LTIP granted by the Company.
As of December 31, 2025 and 2024, the Company’s authorized capital includes 24,492,536 and 33,506,788 Series A shares, respectively held in Treasury.

2)	Series C
The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Series C shares.
On March 17, 2023, Vista concluded a transaction that resulted in the acquisition of 2 Series C outstanding shares according to the share buy-back
program authorized by the Company’s shareholders. These Series C shares are in the Company’s possession.
21.2 Legal reserve and share repurchase reserve
(i) Legal reserve:
Under Mexican Business Associations Law, the Company is required to allocate 5% of net profit for the year to increase the legal reserve until it is equal to 20% of capital based on the Company’s nonconsolidated financial statements.
As of December 31, 2025 and 2024, the total amount of legal reserve is 8,233, respectively.
(ii) Share repurchase reserve:
On April 9, 2025 and on August 6, 2024, through the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of the share repurchase reserve for 50,000, respectively, based on the Company’s nonconsolidated financial statements.
As of December 31, 2025 and 2024, the Company’s share repurchase reserve amounted to 179,324 and 129,324, respectively.
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

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The leverage ratio as of December 31, 2025, and 2024, is as follows:

	As of December 31, 2025	As of December 31, 2024
Total borrowings and lease liabilities	3,297,980	1,544,227
Less: Cash, bank balances and other short-term investments	(538,402)	(764,307)

Net debt	2,759,578	779,920
Total equity	2,511,594	1,621,213

Leverage ratio	109.87%	48.11%
No
changes were made in capital management policies or processes for the years ended December 31, 2025 and 2024.
Note 22. Provisions

	As of December 31, 2025	As of December 31, 2024
Noncurrent
Well plugging and abandonment	51,279	31,026
Environmental remediation	234	2,032

Total noncurrent provisions	51,513	33,058

Current
Contingencies	5,244	14
Well plugging and abandonment	3,178	1,412
Environmental remediation	2,378	2,484

Total current provisions	10,800	3,910

22.1 Provision for well plugging and abandonment
According to applicable regulations in the countries where the Company (either directly or indirectly through its subsidiaries) conducts oil and gas exploration and production activities, it should carry costs related to well plugging and abandonment. As of December 31, 2025 and 2024, the Company has a trust to plug and abandon wells in Mexico; however, it did not grant any asset as security to settle these obligations in Argentina.
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
The discount rate used in calculating the provision as of December 31, 2025, ranges between 3.19% and 6.68% whereas it ranges between 5.15% and 5.57% as of December 31, 2024.
The Company conducted a sensibility analysis related to the discount rate. The increase or decrease of such rate by 10% would have 10% impact on well plugging and abandonment.

F-
7
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are the changes in the provision for well plugging and abandonment for the year:

	As of December 31, 2025	As of December 31, 2024
Amounts at beginning of year	32,438	15,287
Discount for well plugging and abandonment (Note 10.3)	2,434	1,312
Increase in the change in capitalized estimates (Note 12)	5,397	23,325
Incorporation through business combination (Note 1.2.2 and 32)	12,013	—
Increase (decrease) in the change in estimates of conventional assets (1)	2,340	(7,486)
Settlements	(165)	—

Amounts at end of year	54,457	32,438

(1)	See Note 3.2.8.
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
Below are the changes in the provision for environmental remediation for the year:

	As of December 31, 2025	As of December 31, 2024
Amounts at beginning of year	4,516	1,084
Increases (Note 9.2)	201	359
(Decrease) increase in the change in estimates of conventional assets (1)	(611)	3,442
Foreign exchange differences	(1,494)	(369)

Amounts at end of year	2,612	4,516

(1)	See Note 3.2.8.
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
The Company’s total claims, and legal actions amount to 5,244 and 14, from which it has estimated a probable total loss as of December 31, 2025 and 2024, respectively.
The Company, considering its legal counsel’s opinion, estimates that the provision amount is sufficient to cover potential contingencies. It has booked a provision or disclosed all claims or other issues in these consolidated financial statements, either individually or in the aggregate.
Below are the changes in the provision for contingencies for the year:

	As of December 31, 2025	As of December 31, 2024
Amounts at beginning of year	14	101
Incorporation through business combination (Note 1.2.2 and 32)	12,051	—
Increases (Note 9.2)	735	688
Amounts incurred for payments/settlements (1)	(3,512)	(751)
Foreign exchange differences	(4,044)	(24)

Amounts at end of year	5,244	14

(1)	For the years ended December 31, 2025 and 2024, includes 1,600 and 751 of payments, respectively.

F-
7
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
The following charts summarize the components of net expenses, and the obligation recognized in the consolidated financial statements:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Cost of interest	(784)	(476)	(639)
Cost of services	(4)	(13)	(25)
Settlement	—	—	364

Total	(788)	(489)	(300)

	As of December 31, 2025
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of year	(20,546)	4,578	(15,968)
Items classified as loss or profit
Cost of interest	(993)	209	(784)
Cost of services	(4)	—	(4)
Items classified in other comprehensive income
Actuarial remeasurement	184	(148)	36
Payment of contributions	1,840	(1,346)	494

Amounts at end of year	(19,519)	3,293	(16,226)

	As of December 31, 2024
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of year	(11,295)	5,592	(5,703)
Items classified as loss or profit
Cost of interest	(712)	236	(476)
Cost of services	(13)	—	(13)
Items classified in other comprehensive income
Actuarial remeasurement	(10,331)	131	(10,200)
Payment of contributions	1,805	(1,381)	424

Amounts at end of year	(20,546)	4,578	(15,968)

F-
7
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The fair value of asset’s plan as of every year end per category, is as follows:

	As of December 31, 2025	As of December 31, 2024
US government bonds	1,865	—
Cash and cash equivalents	1,428	4,578

Total	3,293	4,578

Below are the estimated payments of benefits expected for the next 10 years. The amounts in the chart show non discounted cash flows; thus, they do not reconcile with the obligations booked as of year-end:

	As of December 31, 2025	As of December 31, 2024
Less than 1 year	1,333	1,339
1 to 2 years	1,309	1,344
2 to 3 years	1,281	1,320
3 to 4 years	1,251	1,293
4 to 5 years	1,218	1,264
6 to 10 years	5,523	5,807
Below are the significant actuarial estimates used:

	As of December 31, 2025	As of December 31, 2024
Discount rate	5%	5%
Asset rate of return	5%	5%
Salary rise	1%	1%
The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.
(i) Should the discount rate be 1% higher (lower), the defined benefit obligation would decrease by 1,457 (increase by 1,688) as of December 31, 2025.
(ii) If the expected rate of salary growth increase (decrease) by 1%, the defined benefit obligation will not be affected as of December 31, 2025, since all plan participants have reached retirement age and, therefore, their salary base is not subject to change.
(iii) Should the discount rate be 1% higher (lower), the defined benefit obligation would decrease by 1,321 (increase by 1,539) as of December 31, 2024.
(iv) Should the expected salary growth increase (decrease) by 1%, the defined benefit obligation would go up by 7 (go down by 5) as of December 31, 2024.
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

F-7
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The methods and types of assumptions used in preparing the sensitivity analysis did not change with respect to the previous year.
Note 24. Salaries and payroll taxes

	As of December 31, 2025	As of December 31, 2024
Current
Provision for bonuses and incentives	25,658	23,450
Salaries and social security contributions	10,233	9,206

Total current salaries and payroll taxes	35,891	32,656

Note 25. Other taxes and royalties

	As of December 31, 2025	As of December 31, 2024
Current
Royalties and others	28,662	26,008
Personal assets tax	11,122	8,132
Tax withholdings	2,936	12,497
Other	1,225	1,078

Total current other taxes and royalties	43,945	47,715

Note 26. Trade and other payables

	As of December 31, 2025	As of December 31, 2024
Noncurrent
Payables to third parties (1) (2)	292,236	—

Total other noncurrent accounts payables	292,236	—

Total noncurrent trade and other payables	292,236	—

Current
Accounts payable:
Suppliers	399,373	435,768
Customer advances	—	37,651

Total current accounts payables	399,373	473,419

Other accounts payables:
Payables to third parties (2) (3)	19,236	13,200
Extraordinary fee for Gas IV Plan	425	415
Payables to partners of joint operations	96	152

Total other current accounts payables	19,757	13,767

Total current trade and other payables	419,130	487,186

(1)	As of December 31, 2025, mainly includes 222,749 in connection with the liability assumed for the acquisition of Vista Lach (Note 1.2.2 and 32).
(2)	As of December 31, 2025, includes 68,298 and 19,236 noncurrent and current payables to third parties, respectively, related to the Farmout Agreement mentioned in Note 1.2.1.
(3)	See Note 28.1.2.
Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be approximately as its fair value. The carrying amount of noncurrent trade and other payable does not differ considerably from its fair value.
Note 27. Related parties transactions and balances
Note 2.3 provides information on the Company’s structure.

F-7
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(i)	Related parties transactions
Management personnel compensation
Below are the amounts recognized in the consolidated statements of profit or loss and other comprehensive income related to Company management personnel:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Share-based payment	48,149	28,776	18,618
Short-term benefits	22,099	20,861	13,959

Total compensation to management personnel	70,248	49,637	32,577

(ii)	Related parties balances
Related to the agreement mentioned in Note 18, as of December 31, 2024, the Company has granted an advanced to the VMOS S.A. of 4,741, booked under “Trade and other receivables” within the line “Balances with related parties” (Note 16).
As of December 31, 2025 and 2024, other than mentioned above, the Company carries no other balances with related parties.
Note 28. Commitments and contingencies
28.1 Commitments
28.1.1 Commitments for transportation services
The Company, through its subsidiaries Vista Argentina and Vista Lach, entered into a series of agreements to expand its transport and storage capacity, which provide for investment commitments requiring upfront disbursements to be recovered through future tariff adjustments. As of December 31, 2025, and 2024, upfront payments made under such agreements amounted to 337,185 and 141,490, respectively, as broken down below:

(i)	Duplicar Plus Project – Oldelval (“Duplicar Project”)
Duplicar Project consists of the expansion of the existing route of the crude oil transmission system between Allen and Puerto Rosales, operated by Oleoductos del Valle S.A. (“Oldelval”), a crude oil transmission concessioner, with a capacity of 50,000 m
3
/day.
Under the Duplicar Project, Vista Argentina and Vista Lach have been awarded a transport capacity of 5,010 m
3
/day, and 2,756 m
3
/day, respectively, with committed upfront capital investment payments of 118,000 and 65,000, respectively, to be disbursed between 2023 and 2025.
As of the date of these consolidated financial statements, Duplicar Project has been completed, and Vista Argentina and Vista Lach have fulfilled all their capital commitments and are recovering their capital investment through the monthly tariff.
As of December 31, 2025 and 2024, the total amount related with this commitment is 206,358 and 121,813, respectively recognized in “Trade and other receivables” under “Advance payments for transportation services” (Note 16).

(ii)	Oiltanking Project
Oiltanking Project consists of the expansion of the Puerto Rosales marine terminal and pumping station in which Oiltanking Ebytem S.A. (currently denominated Otamérica Ebytem S.A.) launched tenders for 300,000 m3 and 50,000 m3/day of storage and dispatching capacity, respectively.

F-7
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Under the Oiltanking Project, Vista Argentina and Vista Lach have been awarded a storage and transport capacity of 35,666 m3 and 5,944 m3/day; and 19,620 m3 and 3,270 m3/day respectively, with committed upfront capital investment payments of 28,400 and 15,607, respectively, to be disbursed between 2023 and 2025. As of the date of these consolidated financial statements, the Company have fulfilled under the Oiltanking Project, and the aforementioned advances will be recovered through the monthly tariff as from 2026.
As of December 31, 2025 and 2024, the Company made disbursements related to this commitment for an amount of 53,266 and 19,677, respectively recognized in “Trade and other receivables” under “Advance payments for transportation services” (Note 16).

(iii)	Agreement for “Vaca Muerta Norte” Field
This agreement relates to the hydrocarbon transport concession in the Vaca Muerta Norte (“VMON” by its Spanish acronym) field, located in the Province of Neuquén, extending from the LACh area to Puesto Hernández.
In 2023, the Company through its subsidiary Vista Argentina, entered into an agreement with YPF, Equinor
Argentina
B.V. Sucursal Argentina (“Equinor B.V.”) and Shell Argentina S.A. (“Shell”) whereby YPF, in its capacity as owner of VMON, assigns to the remainder parties an undivided interest of the rights and obligations over the mentioned Concession as described below: (i) 3.5% in favour of Equinor B.V.; (ii) 13.3% to Shell, and (iii) 8% to Vista Argentina. YPF led the construction of VMON, as well as its operation, maintenance and use.
As of the date of these consolidated financial statements, VMON is operating and Vista Argentina has met all its related investment commitments.
Also, Vista Lach was awarded a maximum transport capacity of 3,300 m
3
/d, with a committed upfront capital investment payment of 35,000, which has been fully met as of the date of issuance of these financial statements.
As of December 31, 2025, the project has been completed, and Vista Lach is recovering its capital investment through the monthly tariff.
As of December 31, 2025, the Company made disbursements related to this commitment for an amount of 32,260 recognized in “Trade and other receivables” under “Advance payments for transportation services” (Note 16).

(iv)	Agreement for Vaca Muerta Oleoducto Centro (“VMOC” by its Spanish acronym)
The Company, through its subsidiaries Vista Argentina and Vista Lach, entered into agreements with YPF to render firm transport services in VMOC. To that end, they were awarded a crude oil transport capacity of 4,500 m
3
/d in Phase I (reaching 6,800 m
3
/d in Phase II), and 4,500 m
3
/day in Phase I, and decreasing volumes of 7,790, 5,250 and 3,180 m
3
/day for the periods 2027–2031, 2032–2036 and 2037–2040, respectively.
Vista Argentina and Vista Lach undertook to pay a portion of the total capital expenditure required to build the VMOC. As of December 31, 2025, Phase I of the project has been completed, and the Company is recovering its capital investment through the monthly tariff.
As of December 31, 2025, total amount related with this commitment for an amount of 45,301 recognized in “Trade and other receivables” under “Advance payments for transportation services” (Note 16).

(v)	Agreement for Vaca Muerta Oleoducto Sur (“VMOS” by its Spanish acronym)
As disclosed in Note 18, as of December 31, 2025, the Company has been awarded transport, storage and delivery capacity under the VMOS Agreement for 50,000 bbl/d and holds a 10.20% interest recognized under the equity method under “Investment in associates” (Note 18).

F-7
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

28.1.2 Commitments for the extension of
(non-operated)
conventional exploitation concessions and the associated transportation concessions
Under the terms of the agreement signed with Tango for the transfer of conventional assets (Note 3.2.8), the Company retains the ownership of the Concessions and will pay the province the aforementioned amounts. However, Tango, as the operator, will reimburse Vista for the payments made in relation to these items. The extensions of concessions carried out during 2024 and 2025, together with the corresponding investment commitments for each case, as detailed bellow:
(i) Entre Lomas and 25 de Mayo - Medanito S.E. and Jagüel de los Machos Rio Negro concessions.
On December 6, 2024, through Decree No. 491/2024, the Province of Río Negro approved in favor of Vista Argentina the extension of
(non-operated)
conventional exploitation concessions for 10 years in the areas Entre Lomas and 25 de Mayo - Medanito S.E. and Jagüel de los Machos Rio Negro. Under the extension of the Concessions, the Company, through its subsidiary Vista Argentina, undertook to pay the Province of Río Negro: (i) 22,000 for the extension, and (ii) a contribution of 4,400 to support institutional development and strengthening.
As of December 31, 2024, a total payment of 13,200 was made related to 50% of the commitments assumed. The amount owed is booked under “Trade and other payables” within the line “Payables to third parties” (Note 26). Also, the receivable from Tango for the same item is booked in “Trade and other receivables” within the line “Receivables from third parties” (Note 16).
As of December 31, 2025, the commitment was fully settled.
(ii) Entre Lomas Neuquén Concession
On September 11, 2025, Vista Argentina submitted a request to the Province of Neuquén for the extension of the Entre Lomas Neuquén concession term by up to 10 years, with the current concession term expiring on January 21, 2026.
On January 13, 2026, the Province granted a
60-day
extension from expiry date through Decree No. 110/2026 to agree upon the terms and conditions governing the
10-year
extension.
28.2 Contingencies
(i) Asociación de Superficiarios de la Patagonia (“ASSUPA” by its Spanish acronym)
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

F-7
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 29. Operations in hydrocarbon consortiums
29.1 General considerations
Hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the federal or provincial government based on the free availability of hydrocarbons produced.
29.2 Oil and gas areas and interests in joint operations
As of December 31, 2025, 2024 and 2023, the Company, through its subsidiaries, is the owner and part of the joint operations and consortia for oil and gas exploration and production, as shown below:
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
Under the granting of such unconventional exploitation concessions, Vista Argentina paid the Province of Neuquén the following amounts: (i) an exploitation bonus for 1,168; (ii) an infrastructure bonus totaling approximately 2,796; and (iii) an amount of 3,935 in connection with Corporate Social Responsibility. Additionally, Vista Argentina paid 1,102 in stamp tax and committed to a significant development and exploration plan for the area’s reserves
Subsequently, the Company, through its subsidiary, entered into the following 2 agreements with Trafigura over the Bajada del Palo Oeste area, maintains the operation in Bajada del Palo Oeste and owns 100% in CENCH:
(i) Farmout agreement I:
signed on June 28, 2021, for the development of a total of 7 pads in Bajada del Palo Oeste area, which are in production as of the date of these consolidated financial statements. This agreement granted Trafigura contractual rights for 20% of hydrocarbon production from those pads, as well as the associated obligations 20% of investment costs, including, among others, royalties, direct taxes, and remainder operating and midstream costs.
As part of the farmout agreement, Trafigura agreed to pay to Vista Argentina 25,000, of which 5,000 down payment; and the remainder through four payments of 5,000 for each pad, made at the start of hydrocarbon production from each of the pads.
(ii) Farmout agreement II:
signed on October 11, 2022, for the development of a total of 3 pads in Bajada del Palo Oeste area, which are in production as of the date of these consolidated financial statements.
The aforementioned agreement granted Trafigura contractual rights for 25% of hydrocarbon production from those pads, as well as the associated obligations 25% of investment costs, including, among others, royalties, direct taxes, and remainder operating and midstream costs.
As part of the farmout agreement, Trafigura agreed to pay to Vista Argentina 20,400, in 3 payments of 6,800 for each pad, made at the start of hydrocarbon production from each of the pads.
Finally, on December 16, 2024, as mentioned in Note 1.2.1, the Company agreed to the assignment in its favor of Trafigura’s interest in farmout agreements I and II, effective as from January 1, 2025, from which date the Company obtained the rights to 100% of the production from the pads subject to those agreements.
29.2.2 Coirón Amargo Norte
The Joint operating agreement (“JOA”) Coirón Amargo was originally formed and was owned an area located in the province of Neuquén made up of an operating concession (“Coirón Amargo Norte”) and an evaluation lot (“Coirón Amargo Sur”) due in 2036 and 2017, respectively.

F-7
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On July 11, 2016, the partners of UT Coirón Amargo signed agreements to assign their interests whereby the area was divided in 3 (three) independent lots: Coirón Amargo Norte (“CAN”), Coirón Amargo Suroeste (“CASO”) which was assigned to Shell on April 1, 2021, and Coirón Amargo Sur Este (“CASE”). As a consequence, CAN was made up of Vista Argentina, Madalena Energy Argentina S.R.L. (“Madalena”) and Gas y Petróleo del Neuquén S.A. (“G&P”) with 55%, 35% and 10%, respectively. Vista Argentina is the operator as from the date and the concession expires in 2036.
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
On July 7, 2020, in agreement with Coirón Amargo Norte JOA, Vista Argentina, together with its partner G&P decided to remove Madalena from the agreement by subscribing addendum VIII to the venture agreement for the exploration and exploitation of CAN. Ministry of Energy and Natural Resources Resolution No. 71/20 approved addendum VIII to the venture agreement and Decree No. 1,292/2020 of November 6, 2020, ratified such approval retroactively. Consequently, the Company, through its subsidiary Vista Argentina, increased its interest in the aforementioned JOA from 55% to 84.62% for no consideration.
As from that date, and maintaining the abovementioned carry system, the Company recognizes all its interests in this joint operation in its consolidated financial statements.
29.2.3 Águila Mora
On August 22, 2018, APCO SAU signed an assignment agreement (the “Águila Mora swap agreement”) whereby: (i) Vista Argentina assigned to O&G Development Ltd S.A (actually “Shell”) a 35% nonoperated working interest in CASO’s oil & gas properties; and (ii) O&G assigned to Vista Argentina a 90% operated working interest in Águila Mora’s oil and gas properties, plus a contribution up to 10,000 to refurbish its existing water infrastructure to benefit Shell and Vista Argentina operations.
Águila Mora swap agreement obtained the approvals from the Province of Neuquén on November 22, 2018. Therefore, as from that date, the Company acquired a 90% working interest in Águila Mora’s oil and gas properties, becoming the operator.
Through Decree No. 2,597/19 granted by the Province of Neuquén whereby G&P was granted the unconventional operating concession of Águila Mora area for 35, expiring on November 29, 2054.
Vista Argentina maintains for such area a carry agreement for the interest in G&P and includes all its interests in this joint operation in the consolidated financial statements.
29.2.4. Acambuco
The Company, through its subsidiary Vista Argentina has a 1.5% working interest in operating concession Acambuco, located in the Northwest basin, Province of Salta. The operating concession operator is Pan American, with a 52% working interest. The remainder partners are YPF S.A., Shell, and Northwest Argentina Corporation with an equity of 22.5%, 22.5% and 1.5%, respectively.
The operating concession Acambuco includes two operating plots: (i) San Pedrito, which was declared to be marketable on February 14, 2001, and expires in 2036; and (i) Macueta, which was declared to be marketable on February 16, 2005, and expires in 2040.
29.2.5 La Amarga Chica
On December 10, 2014, YPF and PEPASA entered into the original joint venture agreement for the exploration, appraisal, exploitation and development of hydrocarbons in La Amarga Chica area, Province of Neuquén, each holding a 50% interest in the joint venture, operated by YPF.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The concession is effective for 25 years, expiring on December 18, 2049.
As mentioned in Note 1.2.2, on April 15, 2025, the Company acquired PEPASA (currently, “Vista Lach”). Consequently, through an amendment to the joint venture agreement entered into on June 30, 2025, the partners amended their corporate name to “YPF S.A. – Vista Energy LACH S.A. UT.”
29.2.6 Aguada Federal and Bandurria Norte
On September 16, 2021, the Company, through its subsidiary Vista Holding I, acquired 100% of the shares of AFBN; the owner of the 50%
non-operated
working interest in the Aguada Federal and Bandurria Norte concessions, granted by the Province of Neuquén and expiring in 2050. At that date, the concession were operated by Wintershall, which held the remaining 50% working interest.
On January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired the remaining 50% working interest in the Aguada Federal and Bandurria Norte concessions from Wintershall; and the Company became the operator of the 100% working interest.
Under the second transaction terms, the Company paid a total amount of 140,000, of which 90,000 was paid on the date of the transaction, and the remaining 50,000, in 8 equal quarterly instalments starting on April 2022. During the year ended December 31, 2023, Vista paid 25,000.
On September 14, 2022, the Province of Neuquén issued Presidential Decrees No. 1,851/22 and No. 1,852/22 approving the assignment of the aforementioned interests from Wintershall to Vista Argentina.
Effective January 1, 2025, AFBN was merged into Vista Argentina, as a result of which the Aguada Federal and Bandurria Norte concessions are held at 100% working interest by Vista Argentina.
For additional information, see Note 3
4
.
29.3 Summarized financial information on the operated and nonoperated join operations
Below is the summarized financial information on the operated and nonoperated joint operations involving the Company, which assets, liabilities, revenue and expenses are not fully consolidated in the Company’s financial statements.
The summarized financial information disclosed below represents the amounts under IFRS accounting standards of the related interest:

	As of December 31, 2025	As of December 31, 2024
Assets
Noncurrent assets	1,492,937	290,683
Current assets	9,599	402

Liabilities
Noncurrent liabilities	22,543	2,428
Current liabilities	95,141	6,483

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Operating costs	(55,985)	(2,081)	(1,687)
Depreciation, depletion and amortization	(187,137)	(62,751)	(78,860)
General and administrative expenses	(30)	(227)	(846)
Other operating income (expenses)	2,462	—	—
Impairment of long-lived assets	—	—	(1,679)
Financial results, net	(1,101)	(118)	1,561

Total	(241,791)	(65,177)	(81,511)

F-
8
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.4 Investment commitment
As of December 31, 2025, the Company has the following main commitments pending execution:
A-
Argentina
(i) In the area of Entre Lomas (Province of Río Negro) drill and complete 4 development wells for an estimate cost of 10,520; intervene 17 wells with workover, and abandon 12 wells for an estimated cost of 7,743; adjust existing and new facilities for an estimated cost of 3,117; and
(ii) In the areas of 25 de Mayo – Medanito S.E. and Jagüel de los Machos (Province of Río Negro) drill and complete 5 development wells for an estimated cost of 7,685; intervene 11 wells with workover and abandon 19 wells for an estimated cost of 6,567; and adjust new and existing facilities for an estimated cost of 1,432.
All of commitment mentioned above are subject to the conventional asset assignment agreement mentioned in Note 3.2.8, which establishes that investment commitments will be fully assumed by Tango, as the area operator and the extension of the concessions mentioned in Note 28.1.2.
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
Consequently, the Group assessed the Model’s potential income tax exposure based on the reports prepared by each country and the financial information reported by the subsidiaries and concluded that it has no relevant impact on the consolidated financial statements as of December 31, 2025 and 2024.
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

F-
8
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On December 4, 2023, the AFIP (Administración Federal de Ingresos Públicos, currently denominated Agencia de Recaudación y Control Aduanero “ARCA” by Spanish Acronym) issued General Resolution No. 5,453/2023, which establishes a one-time
payment towards current income tax, for taxpayers who extract hydrocarbons, manufacture oil refinery products, and generate thermal power whose taxable income as of December 31, 2022, before computing prior-year net operating loss, is equal to or higher than ARS 600,000,000, and who have not assessed income tax for that same period, this one-time
payment towards income tax amounts to 15% of such taxable income.
As of December 31, 2024 and 2023, the Company, through its subsidiary Vista Argentina, made payments towards income tax for 2,974 and 3,031, respectively.
Dividends
Law No. 27,541 on “Social Solidarity and Production Reactivation in the Context of a Public Emergency”, enacted through Decree No. 58/2019 suspended the increase in the established a rate by Law No. 27,430 set of 7% rates for the years beginning on or after January 1, 2021, currently in place.
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
For the year ended December 31, 2023, the Company, through its subsidiary Vista Argentina, applied the aforementioned option having met the necessary conditions, and recognized the final third in the year ended December 31, 2025.
For the years ended December 31, 2025, and 2024, the Company, through its subsidiary Vista Argentina, recognized 100% of the inflation adjustment in the year in which it was assessed.
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
On December 22, 2024, the PAIS tax is no longer in effect, as its validity ended, in accordance with Law No. 27,541.

F-
8
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

C- Mexico
30.4 Income tax
Pursuant to section 9 of Income Tax Law, the applicable tax rate for this item in Mexico is 30%. This law and subsequent reforms establish as follows:
(i) It limited the deductibility of net interest for the year, equal to the amount resulting from multiplying the taxpayer’s adjusted taxable profit by 30%;
(ii) It amended the Mexican Tax Code (“CFF” by Spanish acronym) to add new circumstances by virtue of which partners, shareholders, directors, managers are considered joint and severally liable;
(iii) the requirement to disclose “reportable schemes” by tax advisors or taxpayers, these schemes are defined as those that generate a tax benefit; and among others
(iv) the considered an organized crime with the related criminal penalties.
Note 31. Share-based payments
Under the framework of the LTIP’s Company to attract and retain key employees, the Board of Directors was granted the authority to administer the plan, managing it through an administrative trust. The plan became effective on April 4, 2018, for which a certain number of Series A shares were reserved to be granted to eligible employees. The benefits included in the plan, which are considered share-based
payments, are described below:
31.1 Stock Options
The stock option plan grants the participant the right to acquire a number of shares during a certain term. Once acquired, stock options may be exercised up to 5 or 10 years as from grant date. The plan establishes that the value of the shares to be granted will be determined using Black & Scholes model.
The following table shows the number of stock options granted, cancelled and the weighted average exercise price (“WAEP”) for the year:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Number of rights to buy	WAEP	Number of rights to buy	WAEP	Number of rights to buy	WAEP
At beginning of year	10,239,417	6.89	9,865,245	5.98	10,540,228	5.15
Granted during the year	3,357,263	52.40	394,201	29.71	513,379	17.83
Cancelled during the year (1)	—	—	(20,029)	6.21	(1,188,362)	3.68

At end of year	13,596,680	18.13	10,239,417	6.89	9,865,245	5.98

(1)	Related to stock options annulled or cancelled for the year, which has no relation with the options exercised.
The plan established that the value of the options to be granted will be determined using Black & Scholes Model.
The following table shows the inputs used for the plan for the year:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	50.1%	32.1%	31.4%
Risk–free interest rate (%)	4.3%	4.1%	3.9%
Expected life of share options (years)	7	10	10
WAEP (USD)	52.40	29.71	17.83
Model used	Black & Scholes	Black & Scholes	Black & Scholes

F-8
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The remainder life of stock options is based on historical data and current expectations and is not necessarily an indication of the potential exercise patterns. Expected volatility shows the assumption that historical volatility in a period similar to the life of options is an indication of future trends, that may not be necessarily the actual result.
The weighted average fair value of options granted during the year ended December 31, 2025, 2024 and 2023 stood as 21.60, 15.11, and 8.99, respectively.
According to IFRS 2, stock option plans are classified as settled transactions at grant date.
For the years ended December 31, 2025, 2024 and 2023, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 20,319, 5,316, and 4,553, respectively.
31.2 Restricted stock
The restricted stock that are given to the participants of the plan once the conditions established in the program are achieved.
The following table shows the number of restricted stock granted, cancelled and WAEP for the year:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Number of Series A shares	WAEP	Number of Series A shares	WAEP	Number of Series A shares	WAEP
At beginning of year	6,195,656	7.33	6,633,364	6.18	6,669,790	4.89
Granted during the year	186,585	49.58	267,033	32.17	519,025	17.83
Cancelled during the year (1)	(297,558)	10.10	(704,741)	5.96	(555,451)	2.13

At end of year	6,084,683	8.49	6,195,656	7.33	6,633,364	6.18

(1)	Related to restricted stock annulled or cancelled for the year, which has no relation with the restricted stock vested.
For the years ended December 31, 2025, 2024 and 2023, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 9,978, 8,822, and 8,839, respectively.
According to IFRS 2, restricted stock plan are classified as settled transactions at grant date.
31.3 Performance restricted stock
The performance restricted stock that are given to the participants of the plan once the conditions established in the program are achieved, which are usually based on the performance of different Company’s performance variables.
The following table shows the number of performance restricted stock granted and WAEP for the year:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Number of Series A shares	WAEP	Number of Series A shares	WAEP	Number of Series A shares	WAEP
At beginning of year	5,525,010	11.57	5,123,346	10.03	3,705,757	7.05
Granted during the year	48,324	51.07	422,941	30.00	1,417,589	17.83
Cancelled during the year (1)	(1,520,887)	7.05	(21,277)	7.05	—	—

At end of year	4,052,447	13.74	5,525,010	11.57	5,123,346	10.03

(1)	Related to performance restricted stock annulled or cancelled for the year, which has no relation with the performance restricted stock vested.
For the years ended December 31, 2025, 2024 and 2023, compensation expense related with such plan are booked in the consolidated statements of profit or loss and other comprehensive income stood at 25,692, 20,785 and 9,741, respectively.
According to IFRS 2, performance restricted stock are classified as settled transactions at grant date.

F-8
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 32. Business Combination
As mentioned in Note 1.2.2, on April 15, 2025, the Company acquired 100% of the capital stock of Vista Lach, which was accounted as a business combination using the acquisition method, effective from the date when the Company obtained control of the acquiree.
Under the terms of the Transaction, the total consideration amounted to 1,406,441, broken down as follows: (i) 899,687 paid in cash on the Transaction date; (ii) 299,687 paid through the transfer of 7,297,507 ADSs, and (iii) the liability assumed with a nominal value of 300,000, to be settled in cash, with 50% due on April 15, 2029, and the remainder 50% due on April 15, 2030, without accruing interest. As of the Transaction date, the present value of the assumed liability amounts to 207,067.
The fair value of identifiable assets and liabilities as of the settlement date was determined pursuant to IFRS 3 as follows:

As of March 31, 2025
Property, plant and equipment (“oil and gas assets”)	2,055,517
Right-of-use assets	499
Trade and other receivables	321,086
Inventories	1,451
Cash, bank balances and other short-term investments	58,132

Total assets acquired	2,436,685

Provisions (1)	24,064
Lease liabilities	594
Borrowings	50,505
Deferred income tax liabilities (2)	157,353
Salaries and payroll taxes	562
Income tax liability	111,554
Other taxes and royalties	12,167
Trade and other payables	182,915

Total liabilities assumed	539,714

Total net assets measured at fair value	1,896,971

(1)	Includes 12,013 and 12,051 of provision for well plugging and abandonment and contingencies, respectively (Notes 22.1 and 22.3).
(2)	Includes a net deferred income tax liability of 194,035 mainly related to the amount recognized in “Property, plant and equipment”.

As of March 31, 2025
Cash consideration	(899,687)
Cash and cash equivalent acquired	58,132

Payment for Business Combination, net of cash acquired	(841,555)

As

result of the difference between the consideration paid and the net assets identifiable, the Company recognized a gain of
490,530
, booked in “Gain from Business Combination” within “Other operating income” (Note 9.1). As of December 31, 2025, the Company reassessed the values assigned to the assets acquired and liabilities assumed, as well as the valuation method applied, and confirmed that the amounts and criteria applied were appropriate.

F-8
5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company applied a discounted cash flow method to estimate the fair value of the oil and gas assets acquired. Significant inputs to the valuation of oil and gas assets include estimated oil and gas reserves certified by independent reserve engineering consultant, future oil prices and discount rates based a market-based weighted average cost of capital.
Since Vista Lach issues monthly financial information, the Company has considered the identifiable assets and liabilities as of March 31, 2025. Had the purchase price been allocated as from April 15, 2025, it wouldn’t have differed significantly.
As from acquisition date, Vista Lach contributed 669,269 in revenue from contracts with customers and 302,962 to the Company’s profit before income tax. Had the Business Combination occurred as from January 1, 2025, revenue from contracts with customers from continuing operations would have amounted to 2,690,432, and the Company’s profit before income tax from the continuing operations would have stood at 1,120,752.
Note 33. Supplementary information on oil and gas activities (unaudited)
The following information on crude oil and natural gas activities was prepared according to the method established in ASC 932 “Extractive Activities – Oil & gas”, amended by ASU 2010 - 03 “Oil and Gas Reserve Estimation and Disclosure,” published by the Financial Accounting Standard Board (“FASB”) in January 2010 to align current estimation and disclosure requirements with the requirements in the final rules and interpretations issued by the Security and Exchange Commission (“SEC”), published on December 31, 2008. This information includes the Company’s Crude oil and Natural gas production activities in Argentina and Mexico.
Costs incurred
The following table shows capitalized costs and expenses incurred in the years ended December 31, 2025, 2024 and 2023, based on the following considerations:

(i)	The acquisition of properties includes the costs incurred to acquire proved or unproved oil and gas properties.

(ii)
Exploration costs include the costs required to retain undeveloped properties, seismic acquisition costs, seismic data interpretation, geologic modelling, costs of drilling exploration wells and drilled well testing.

(iii)
Development costs include drilling costs and equipment for development wells, the construction of facilities for hydrocarbon extraction, transport, treatment and storage, and all the costs needed to maintain facilities for existing developed reserves.

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Argentina	Mexico (1)	Argentina	Mexico	Argentina	Mexico
Acquisition of properties
Proved	(599,387)	—	—	—	—	—
Unproved	—	—	—	—	—	—

Total acquisition of properties	(599,387)	—	—	—	—	—

Exploration	—	—
Development (2)	(2,685,512)	(86)	(1,055,599)	(2,472)	(615,481)	(17,283)

Total costs incurred	(3,284,899)	(86)	(1,055,599)	(2,472)	(615,481)	(17,283)

(1)	See Note 3.2.2.
(2)	Including the re-estimation of well plugging and abandonment (Note 12).

F-8
6

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Capitalized cost
The following table shows capitalized costs during the years ended December 31, 2025, 2024, and 2023, for proved and unproved crude oil and natural gas reserves, and accumulated depreciation:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Argentina	Mexico (1)	Argentina	Mexico (1)	Argentina	Mexico
Proved properties
Machinery, facilities, software licenses and other	114,333	—	97,126	928	79,566	928
Oil & gas properties and wells (2)	6,731,181	—	3,697,835	42,436	2,521,781	36,146
Works in progress	596,810	—	189,261	1,946	121,808	1,207

Gross capitalized costs	7,442,324	—	3,984,222	45,310	2,723,155	38,281
Cumulative depreciation	(1,994,429)	—	(1,268,049)	(6,566)	(842,024)	(4,006)

Total net capitalized costs	5,447,895	—	2,716,173	38,744	1,881,131	34,275

(1)
For the year ended December 31, 2025,
including an impairment of long-lived assets of 38,252 in Mexico. Therefore, for the year ended December 31, 2024, including a reversal of impairment of long-lived assets of 4,207 in Mexico (Note 3.2.2).

(2)	Including the re-estimation of well plugging and abandonment (Note 12).
Results of operations
The following breakdown of results of operations summarizes income and expenses directly related to crude oil and natural gas production for the years ended December 31, 2025, 2024 and 2023. Income tax for these periods was calculated using statutory tax rates.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenue from contracts with customers	2,474,197	1,647,768	1,168,774

Total revenue	2,474,197	1,647,768	1,168,774
Production costs excluding depreciation
Operating and other costs	(185,899)	(114,806)	(96,743)
Royalties and others	(345,349)	(243,950)	(176,813)
Other non-cash costs related to the transfer of conventional assets	(29,016)	(33,570)	(27,539)

Total production costs	(560,264)	(392,326)	(301,095)

Depreciation, depletion and amortization	(738,903)	(437,699)	(276,430)
Discount for well plugging and abandonment liabilities	(2,434)	(1,312)	(2,387)
Impairment of long-lived assets	(38,252)	4,207	(24,585)

Operating profit before income tax	1,134,344	820,638	564,277
Income tax	(340,303)	(246,191)	(169,283)

Crude oil & Natural gas operating profit	794,041	574,447	394,994

Estimated crude oil and natural gas reserves
Proved reserves as of December 31, 2025 and 2024, are net reserves attributable to Vista certificated by DeGolyer and MacNaughton for the assets located in Argentina, and Mexico.
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

F-8
7

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company considers that its remaining estimated volumes of crude oil and natural gas proved recoverable reserves are fair and that these estimates were prepared according to SEC regulations and ASC 932, as amended. Consequently, crude oil prices used in determining proved reserves were the average price during the 12 months prior to the end date of December 31, 2025, and 2024, respectively, determined as an unweighted average of the first day of the month for each month within these periods. Moreover, since there are no natural gas prices available in the benchmark market in Argentina, VISTA used the average natural gas prices for the year to determine natural gas reserves. In addition, for certain natural gas volumes, Vista will obtain an incentive price subsidized by the Argentine government through “Gas Plan IV”. A weighted average price is estimated for certain areas per subsidized and unsubsidized volume. The independent certificators carried out by DeGolyer and MacNaughton as of December 31, 2025 and 2024 in Argentina and Mexico, covered all the estimated reserves located in the areas operated and not operated by the Company.
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
The following tables show proved oil reserves, net (including crude oil, condensate oil and LPG) and natural gas reserves, net, as of December 31, 2025, 2024, 2023 and 2022 according to VISTA’s interest percentage in the related concessions:
Proved reserves as of December 31, 2025

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	208.4	135.2	24.1
Proved undeveloped	314.7	230.2	41.0

Total proved reserves	523.1	365.3	65.0

Mexico (2)	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	—	—	—
Proved undeveloped	—	—	—

Total proved reserves	—	—	—

F-8
8

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Proved reserves as of December 31, 2024

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	107.0	109.0	19.4
Proved undeveloped	208.2	173.2	30.8

Total proved reserves	315.2	282.2	50.2

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	2.1	4.0	0.7
Proved undeveloped	5.3	9.4	1.7

Total proved reserves	7.4	13.4	2.4

Proved reserves as of December 31, 2023

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	71.0	85.5	15.2
Proved undeveloped	191.3	173.3	30.9

Total proved reserves	262.3	258.8	46.1

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	1.8	4.5	0.8
Proved undeveloped	5.5	11.4	2.0

Total proved reserves	7.3	15.9	2.8

Proved reserves as of December 31, 2022

Argentina	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	68.3	99.2	17.7
Proved undeveloped	136.8	139.7	24.8

Total proved reserves	205.1	238.9	42.5

Mexico	Crude oil (1)	Natural gas	Natural gas
Categories of reserves	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved developed	0.2	0.1	0.0
Proved undeveloped	2.7	5.9	1.1

Total proved reserves	2.9	6.0	1.1

(1)	It refers to crude oil, condensate, and LPG.
(2)	See Note 1.1.

9

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the reconciliation of the Company’s reserve data between December 31, 2024, and December 31, 2025:

Argentina	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2024	315.2	282.2	50.2
Increase (decrease) attributable to:
Review of prior estimates (2)	1.9	(13.4)	(2.4)
Purchases (sales) of on-site proved reserves (3)	131.9	74.9	13.3
Extensions and discoveries (4)	113.9	68.9	12.3
Production for the year (5) (6)	(36.6)	(37.1)	(6.6)
Other (7)	(3.3)	(10.3)	(1.8)

Reserves as of December 31, 2025 (8)	523.1	365.3	65.0

(1)	It refers to crude oil, condensate, and LPG.
(2)	The changes caused by the revisions of prior estimates of proved developed and undeveloped reserves of crude oil (+1.9 MMbbl) and natural gas (- 13.4 Bcf) are mainly related to:
(a) in connection with the proved developed reserves: revision attributable to well performance and prices in: (i) Bajada del Palo Oeste (+2.03 MMbbl and
-13.72
Bcf); (ii) Bajada del Palo Oeste-conventional
(-0.14
MMbbl and
-5.23
Bcf); (iii) Bajada del Palo Este (“BPE”)
(-0.63
MMbbl and
-3.09
Bcf); (iv)
BPE-conventional
(-0.02
MMbbl and
-0.70
Bcf); (v) Aguada Federal (+0.26 MMbbl and +0.90 Bcf); (vi) remainder areas (+0.57 MMbbl and +8.42 Bcf); (vii) in Aguila Mora: negative revisions related to lower prices
(-0.20
MMbbl and
-0.29
Bcf) and positive revisions related to improved performance (+0.04 MMbbl and +0.35 Bcf).

(3)	The changes in proved developed and undeveloped reserves resulting from purchases (sales) of crude oil (+131.9 MMbbl) and natural gas (+74.9 Bcf) are mainly related to:
(a) in connection with the proved developed reserves: (i) the acquisition of Trafigura’s working interest in Bajada del Palo Oeste resulted in additions of (+5.27 MMbbl and +4.63 Bcf); (ii) the acquisition of LACh’s working interest resulted in additions of (+61.6 MMbbl and +29.71 Bcf) (Note 1.2).
(b) in connection with the undeveloped reserves: (i) the acquisition of LACh’s working interest resulted in additions of (+65.0 MMbbl and +40.58 Bcf) (Note 1.2.2).

(4)	The changes in proved developed and undeveloped reserves due to the extension and discovery of crude oil (+113.9 MMbbl) and natural gas (+68.9 Bcf) are mainly related to:
(a) in connection with the proved developed reserves: the increase is related to the successful drilling activities in the Vaca Muerta formation in: (i) LACh resulting in the addition of 45 gross wells (10 pads) (+26.10 MMbbl and +19.15 Bcf); (ii) BPE resulting in the addition of 9 wells (2 pads) (+10.10 MMbbl and +1.76 Bcf); and (iii) Bajada del Palo Oeste resulting in the addition of 17 wells (4 pads) (+11.69 MMbbl and +7.17 Bcf).
(b) in connection with the Proved undeveloped reserves enabled by drilling operations in the Vaca Muerta formation: (i) Aguada Federal resulting in the addition (+4.97 MMbbl y +2.16 Bcf); Bajada del Palo Este resulting in the addition (+19.30 MMbbl y +8.47 Bcf); and Bajada del Palo Oeste resulting in the addition (+41.62 MMbbl y +30.24 Bcf).

(5)	Considering the production attributable to Vista Argentina.

(6)	Gas production includes: (i) gas for sale 5.4 MMbbl and 30.4 Bcf and (ii) gas used for internal consumption 1.2 MMbbl and 6.7 Bcf, respectively.

(7)
Reflects the net impact of adjustments to the well inventory in LACh, including 45 horizontal wells connected following Vista’s acquisition and the addition of 38 horizontal wells to the undeveloped proved well inventory (Note 1.2.2).

(8)	Reserves included in this note have been rounded for ease of presentation. For this reason, certain calculations may have nonmaterial differences in the sums.

F-
9
0

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Mexico	Crude oil (1)	Natural gas	Natural gas
	(MMBbl)	(Bcf)	(MMBbl equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2024	7.4	13.4	2.4
Increase (decrease) attributable to:
Review of prior estimates (2)	(7.2)	(13.4)	(2.4)
Production for the year (3)	(0.1)	(0.0)	(0.0)

Reserves as of December 31, 2025 (4)	0.0	0.0	0.0

(1)	It refers to crude oil, condensate, and LPG.
(2)
Review of prior estimates of proved developed and undeveloped reserves of crude oil
(-7.2
MMbbl) and natural gas
(-13.4
Bcf) are attributable to changes in the development plan resulting from the irrevocable relinquishment of entire the
CS-01
Area mentioned in Note 1.1.

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
(a) in connection with the developed reserve: (i) results of well tests for Aguada Federal
(-0.21
MMbbl); (ii) Aguila Mora
(-
0.47
MMbbl); (iii) Bajada del Palo Este
(-
0.96
MMbbl); (iv) Bajada del Palo Oeste
(-
0.60
MMbbl); (v) Bajada del Palo Oeste (Farmout Agreement I and II)
(-
0.66
MMbbl and
-
0.42
MMbbl) respectively; (vi) other fields
(-
0.24
MMbbl); (vii) positive results in Bajada del Palo Este (+
3.02
MMbbl); Bajada del Palo Oeste (+
1.63
MMbbl); and (viii) combined effect of other fields (+
0.59
MMbbl).
(b) in connection with the undeveloped reserve: (i) changes in the development plan in Bajada del Palo Este
(-
0.11
MMbbl); and (ii) the combined effect of other fields
(-
0.17
MMbbl).
The changes from prior-estimate revisions of proved developed and undeveloped Natural gas reserves
(-
5.2
Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) decreased activity in Bajada del Palo Este
(-3.59
Bcf); (ii) lower performance and adjustment of the gas/oil ratio (“GOR”) in the wells of Bajada del Palo Oeste
(-
8.49
Bcf); and (iii) effect of other fields
(-
1.43
MMbbl). The positive results are related to wells in Aguada Federal (+
0.73
Bcf); Bajada del Palo Este (+
2.07
Bcf); Baja del Palo Oeste (+
1.91
Bcf); Entre Lomas in Rio Negro Province (+
3.42
Bcf) and; combined effect of other fields (+
2.57
Bcf).
(b) in connection with the undeveloped reserve: (i) they are related to an update in Aguada Federal due to the latest well results
(-
0.82
Bcf); and (ii) decrease in the development activities in Bajada del Palo Este, Bajada del Oeste, Bajada del Oeste and fields operated by Tango
(-
1.5
Bcf).

(3)	The changes in the proved developed and undeveloped reserves due to the extension and discovery of crude oil (+ 73.5 MMbbl) and natural gas (+ 49.2 Bcf) are mainly related to:
(a) in connection with the developed reserve: the increase are related: (i) the drilling success in Vaca Muerta formation of Aguada Federal with a 1 pad (3 wells) incorporating (+
2.68
MMbbl y +
2.25
Bcf); (ii) Bajada del Este with a 2 pad (8 wells) (+
6.80
MMbbl y +
3.52
Bcf); (iii) a 4 pad (13 wells) in Bajada del Palo Oeste incorporating (+
15.98
MMbbl y +
14.66
Bcf).
Also, there is a neutral effect from the conversion of proved undeveloped reserves to proved developed reserves generated by: (i) the drilling success in Vaca Muerta formation of 5 pads (21 wells) in Bajada del Palo Oeste adding (+
24.99
MMbbl y +
23.36
Bcf); (ii) the addition of 2 pads (5 wells) in Bajada del Palo Este incorporating (+
5.61
MMbbl y +
2.82
Bcf); as well as (iii) the recategorizations in Bajada del Palo Oeste (Farmout Agreement I and II) adding (+
0.32
MMbbl y +
0.29
Bcf ).
(b) in connection with the undeveloped reserve enable by the activity of drilling in Vaca Muerta formation of: (i) Aguada Federal adding (+
4.11
MMbbl y +
3.48
Bcf), Bajada del Palo Este totaling (+
24.29
MMbbl y +
12.55
Bcf), and Bajada del Palo Oeste, totaling (+
19.64
MMbbl y +
12.72
Bcf).

(4)	Considering Vista Argentina’s output.

F-
9
1

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

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
(-0.54
MMbbl); (ii) Bajada del Palo Este
(-
0.71 MMbbl); (iii) Bajada del Palo Oeste
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
The changes from prior-estimate revisions of proved developed and undeveloped Natural gas reserves
(-27.8
Bcf) are mainly related to:
(a) in connection with the developed reserve: (i) they are associated with the lower performance and adjustment of the GOR in the wells of Aguada Federal
(-
4.3 Bcf), Bajada del Palo Este
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

	As of December 31, 2025 (1)	As of December 31, 2024 (1)	As of December 31, 2023 (1)
Future cash flows	34,105	23,298	18,771
Future production costs	(9,965)	(6,956)	(5,573)
Future development and abandonment costs	(5,365)	(4,244)	(3,198)
Future income tax	(6,571)	(4,249)	(3,477)

Discounted future net cash flows	12,203	7,849	6,523
10% annual discount	(5,597)	(3,817)	(3,133)

Standardized measure of discounted future net cash flows	6,607	4,032	3,390

(1)	Amounts expressed in millions of US Dollars (“MM USD”).

F-
9
2

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Changes in the standardized measure of future discounted cash flow (net)
The following table shows the changes in the standardized measure of future discounted cash flow, net, for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31, 2025 (1)	Year ended December 31, 2024 (1)	Year ended December 31, 2023 (1)
Standardized measure of future discounted cash flow, net, at beginning of year	4,032	3,390	3,241

Sales of crude oil, LPG and natural gas produced, net of production costs	(1,940)	(1,163)	(841)
Net changes in selling prices and production costs related to future production (2)	(665)	327	(243)
Net changes from extensions, discoveries and improvements (3)	3,961	2,646	2,997
Estimated development costs previously incurred	604	1,165	669
Net changes from revisions of workload estimates (4)	(13)	11	(286)
Net changes in estimated future development costs (5)	(648)	(1,096)	(1,053)
Net changes from on-site purchases and sales of minerals (6)	2,240	—	(131)
Cumulative discount	403	339	324
Net changes in income tax (7)	(1,367)	(1,587)	(1,287)

Changes in the standardized measure of future discounted cash flow for the year	2,575	642	149

Standardized measure of future discounted cash flow at end of year	6,607	4,032	3,390

(1)	Amounts expressed in MM USD.

(2)
For the year ended December 31, 2025, primarily affected by an increase in the prices of crude oil, petroleum condensate, natural gas, and LPG in Argentina, which decrease from
69.44
USD/bbl to
63.99
USD/bbl of crude oil; the increase of condensate, and C5+, from
25.72
USD/bbl to
32.70
USD/bbl of LPG, and the decrease from
3.89
USD per thousand cubic foot (“USD/Kft
3
) to
3.19
USD/Kft
3
of sales gas. Also, for the year ended December 31, 2024, primarily affected by an increase in the prices of crude oil, petroleum condensate, natural gas, and LPG in Argentina, which increased from
66.50
USD/bbl to
69.44
USD/bbl of crude oil, condensate, and C5+, from
25.40
USD/bbl to
25.72
USD/bbl of LPG, and from
3.55
USD per thousand cubic foot (“USD/Kft
3
) to
3.89
USD/Kft
3
of sales gas

(3)
For the year ended December 31, 2025, mainly related to the extension of the proved area due to the addition of 63 wells in proved reserves in Bajada del Palo Oeste area in the Vaca Muerta formation with positive results. It also reflects the addition of proved reserves from the unconventional Bajada del Palo Este area, including 28 additional wells, and the addition of 2 wells in the unconventional Aguada Federal area. Also, for the year ended December 31, 2024, mainly related to the extension of the proved area due to the addition of 52 wells in proved reserves in Bajada del Palo Oeste area in Vaca Muerta formation with positive results, also related to the addition of proved reserves from the unconventional Bajada del Palo Este area with 34 additional wells and a total of 15 wells were added in the unconventional Aguada Federal.

(4)
For the years ended December 31, 2025, and 2024, mainly affected by the extension in the economic limits of assets due to a decrease or increase in the prices of crude oil, petroleum condensate, natural gas and LPG, detailed in point (2).

(5)	For the years ended December 31, 2025, and 2024, related to cost development revisions of the unconventional area of Bajada del Palo Oeste, Bajada del Palo Este and Aguada Federal.

(6)	For the year ended December 31, 2025 related with: (i) the agreement signed with Trafigura (Note 1.2.1) and; (ii) the acquisition of LACh (Note 1.2.2).

(7)	For the year ended December 31, 2025, and 2024, the change is due to higher expected revenue mainly from the extensions and (decrease) increases in hydrocarbon prices.

F-9
3

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 3
4
. Subsequent events
The Company assessed events subsequent to December 31, 2025, to determine the need of a potential recognition or disclosure in these consolidated financial statements. The Company assessed such events through April 28, 2026, date in which these financial statements were made available for issue:
- On January 5, 2026, Vista Argentina paid interest for an amount of 11,234 corresponding to loan agreements signed with Industrial and Commercial Bank of China S.A.U., Itaú Unibanco S.A., Nassau Branch and Banco de Galicia y Buenos Aires S.A.U. and Industrial and Commercial Bank of China S.A.U. in July 2025.
- On January 5, 2026, Vista Argentina paid interest for an amount of 111 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.
- On January 8, 2026, Vista Argentina paid interest for an amount of 402 corresponding to ON XXV.
- On January 9, 2026, Vista Lach paid principal and interest for an amount of 415 corresponding to loan agreement signed with Banco de Galicia y Buenos Aires S.A.U. in May 2025.
- On January 12, 2026, Vista Argentina signed a loan agreement with Banco Ciudad de Buenos Aires, for an amount of 28,500, at an annual interest rate of 3.30% and an expiration date in July 2026.
- On January 12, 2026, Vista Argentina signed a loan agreement with BBVA Argentina S.A., for an amount of 11,500, at an annual interest rate of 3.50% and an expiration date in April 2026.
- On January 13, 2026, Vista Argentina paid interest for an amount of 789 corresponding to loan agreements signed with ConocoPhillips Company.
- On January 15, 2026, Vista Argentina paid interest for an amount of 1,108 corresponding to ON XXX.
- On January 16, 2026, Vista Lach paid principal and interest for an amount of 20,982 corresponding to loan agreement signed with Banco de Galicia y Buenos Aires S.A.U. in June 2025.
- On January 16, 2026, Vista Lach paid interest for an amount of 1,936 corresponding to loan agreement signed with Banco de Galicia y Buenos Aires S.A.U. in March 2025, extending its maturity to July 2026, at an interest rate of 5.25%.
- On January 20, 2026, Vista Argentina paid principal and interest for an amount of 4,022 corresponding to loan agreement signed with Banco Santander International in January 2021.
- On January 26 and 27, 2026, Vista Argentina paid interest for an amount of 382 corresponding to loan agreements signed with Citibank N.A. in April 2024 and January 2025.
-
On February 2, 2026, Vista Argentina signed a loan agreement with Banco de la Nacion Argentina, for an amount of
60,000, at an annual interest rate of 3.50% and an expiration date in July 2026.
- On February 2, 2026, the Company and its subsidiary Vista Argentina, entered into a series of agreements through the following transactions (collectively, the “Transaction”): (i) the acquisition of 100% of the capital stock of Equinor Argentina S.A.U. (“Equinor”), holder of a 30% working interest in the Bandurria Sur block; (ii) the acquisition of a 50% working interest in the Bajo del Toro block from Equinor Argentina B.V. Sucursal Argentina; and then (iii) the sale of 16.3% of the capital stock of Equinor to YPF S.A. (“YPF”), implying an indirect assignment of a 4.9% working interest of Bandurria Sur; and (iv) the assignment of a 15% working interest of Bajo del Toro block to YPF.
Under the terms of the Transaction, the net price will be paid as follows: (i) 387,000 in cash (550,000 of payments net of 163,000 to be collected from YPF); and (ii) the delivery of 6,223,220
American Depositary Shares representing Vista’s Series A shares (“ADSs”). Such price shall be subject to cash, debt, working capital, contributions, leakages and other customary adjustments.

F-9
4

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Additionally, the consideration provides for a contingent price payable, if applicable, in five annual installments, without accruing interest, calculated based on the annual working interest production of the assets multiplied by a price per barrel (“bbl”) equal to the average Brent price of the preceding year minus 65 USD/bbl, with no payment due at or below 65 USD/bbl Brent and a cap of 15 USD/bbl at or above 80 USD/bbl Brent.
As of the date of issuance of these consolidated financial statements, the Transaction has not yet closed, and the Company made payments for a net amount of 79,742 related to a security deposit for the Transaction and other associated costs.
-
On January 6, February 10, March 12, and April 10, 2026, Vista Argentina made payments related to VMOS’s investment for a total amount of
 16,530.
- On February 11, 2026, Vista Argentina paid interest for an amount of 174 corresponding to ON XXI.
- On February 19, 2026, Decree No. 105/2026 was published in the Official Bulletin, establishing a one-year
extension as from July 8, 2026, to join the RIGI. The decree includes onshore upstream crude oil and natural gas development projects as eligible promoted activities.
The minimum investment amount is set at 600,000. Qualifying projects must be located in areas with no significant development and must ensure segregation and traceability through a separate measurement system in cases where qualifying and non-qualifying
activities coexist. As of the date of issuance of these consolidated financial statements, the Company is assessing whether this regulation applies to its projects.
- On February 27, 2026, Vista Argentina paid principal and interest for a total amount of 7,564 corresponding to ON XII.
- On February 27, 2026, Vista Argentina paid interest for a total amount of 515 corresponding to loan agreements signed with Citibank N.A. in May and June 2025.
- On March 2, 2026, Vista Argentina signed a loan agreement with Banco de Valores S.A. for an amount of 20,000 at an annual interest rate of 3.25%, and expiration date in June 2026.
- On March 3, 2026, Vista Argentina paid interest for an amount of 41 corresponding to ON XIX.
- On March 4, 2026, Vista Argentina signed a loan agreement with Banco de Galicia y Buenos Aires S.A.U. for an amount of 50,000 at an annual interest rate of 3.25%, and expiration date in June 2026.
- On March 6, 2026, Vista Argentina paid interest for an amount of 2,327 corresponding to ON XXIII.
- On March 9, 2026, Vista Argentina paid interest for an amount of 3,437 corresponding to ON XXVIII.
- On February 18 and March 9, 2026, VEISA signed loan agreements with Banco Itaú Uruguay, for a total amount of 70,000, at an annual interest rate of SOFR plus a margin of 2.00%. and an expiration date in April 2026.
- On March 9, 2026, VEISA signed a loan agreement with Banco Latinoamericano de Comercio Exterior S.A., for an amount of 30,000, at an annual interest rate of SOFR plus a margin of 1.90%. and an expiration date in April 2026.
- On March 17, 2026, Vista Lach paid principal and interest for an amount of 30,259 corresponding to loan agreement signed with Banco de Galicia y Buenos Aires S.A.U. in March 2025.

5

VISTA ENERGY, S.A.B. DE C.V.
Notes to the consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023
(Amounts expressed in thousands of US Dollars, except otherwise indicated)

- On March 17, 2026, Vista Lach signed a loan agreement with Banco de Galicia y Buenos Aires S.A.U., for an amount of 30,000, at an annual interest rate of 3.25% and an expiration date in September 2026.
- On March 30, 2026, Vista Argentina signed a loan agreement with Citibank N.A., for an amount of 50,000, at an annual interest rate of 6.00% and an expiration date in March 2028.
- On April 1, 2026, Vista Argentina paid interest for an amount of 2,043 corresponding to loan agreement signed with Banco ICBC in July 2025.
- On April 6, 2026, Vista Argentina paid interest for an amount of 8,426 corresponding to loan agreements signed with Industrial and Commercial Bank of China S.A.U., Itaú Unibanco S.A., Nassau Branch and Banco de Galicia y Buenos Aires S.A.U. and Industrial and Commercial Bank of China S.A.U. in July 2025.
- On April 7, 2026, Vista Argentina paid interest for an amount of 110 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.
- On April 7, 2026, the Company, through its subsidiary Vista Argentina, entered into an agreement with Pan American Energy, S.L. Argentine Branch, for the assignment of a 1.5%
non-operated
interest in the conventional exploitation concession Acambuco. The assignment is subject to the fulfillment of certain conditions precedent, and the total price amounts to 600, payable by Pan American Energy, S.L. Argentine Branch within 10 business days of the closing of such assignment.
- On April 8, 2026, Vista Argentina issued ON XXXI for an amount of 500,000, at an annual interest rate of 7.875% and an expiration date in April 2038.
- On April 8, 2026, Vista Argentina paid interest for an amount of 393 corresponding to ON XXV.
- On April 8, 2026, VEISA paid principal and interest for an amount of 20,093 corresponding to loan agreement signed with Banco Itaú in March 2026.
- On April 8, 2026, VEISA paid interest for an amount of 139 corresponding to loan agreement signed with Banco Latinoamericano de Comercio Exterior in March 2026.
- On April 10, 2026, Vista Argentina paid interest for an amount of 5,722 corresponding to ON XXVI.
- On April 10, 2026, VEISA paid principal and interest for an amount of 45,078 corresponding to loan agreement signed with Banco Citibank NA in March 2026.
- On April 14, 2026, VEISA paid principal and interest for an amount of 20,077 corresponding to loan agreement signed with Banco Latinoamericano de Comercio Exterior in March 2026.
- On April 14, 2026, VEISA paid principal and interest for an amount of 20,077 corresponding to loan agreement signed with Banco Latinoamericano de Comercio Exterior in March 2026.
- On April 15, 2026, Vista Argentina paid interest for an amount of 1,084 corresponding to ON XXX.
- On April 15, 2026, VEISA paid principal and interest for an amount of 50,433 corresponding to loan agreement signed with Banco Itaú in March 2026.
- On April 15, 2026, VEISA paid principal and interest for an amount of 30,126 corresponding to loan agreement signed with Banco Itaú in March 2026.
- On April 20, 2026, VEISA signed a loan agreement with Citibank N.A., for an amount of 45,000, at an annual interest rate of 5.67% and an expiration date in April 2026.
- On April 22, 2026, Vista Argentina paid principal and interest for an amount of 11,610 corresponding to loan agreement signed with Banco BBVA Argentina S.A. in January 2026.
- On April 22, 2026, Vista Argentina paid principal and interest for an amount of 40,437 corresponding to loan agreement signed with Banco BBVA Argentina S.A. in December 2025.
- On April 23, 2026, VEISA paid interest for an amount of 240 corresponding to loan agreement signed with Banco Latinoamericano de Comercio Exterior in March 2026.
- On April 24, 2026, Vista Argentina signed a loan agreement with Banco de la Nacion Argentina, for an amount of 60,000, at an annual interest rate of 2.95% and an expiration date in October 2026.
- On April 26, 2026, Vista Argentina paid principal and interest for an amount of 20,154 corresponding to loan agreement signed with Banco Citibank NA. in April 2024.
- On April 28, 2026, Vista Argentina paid principal and interest for an amount of 25,231 corresponding to loan agreement signed with Banco Citibank NA. in April 2024.
- On April 28, 2026, VEISA paid interest for an amount of 93 corresponding to loan agreement signed with Banco Latinoamericano de Comercio Exterior in Mach 2026
There are no other events or transactions between the closing date and the date of issuance of these consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.

F-9
6